Form 20-F
period 2018-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2019-04-29
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

683,509,869 Shares of Common Stock (SBS)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.  Our audited financial statements as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 and are included in this annual report on Form 20‑F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Water Crisis

Our results and operational performance for the fiscal year ended December 31, 2018 were partially affected by the new consumption habits of our consumers that have impacted the volume of water billed.  In the years 2014 and 2015, the drought was more intense in the northwest region of the State of São Paulo, resulting in the lowest stream flow measurements in over 80 years. With the return of the rainfall to historical levels for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to service consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits.  As a result, despite our reservoirs having a higher volume of water available for treatment, the total volume of water billed to our clients did not return to the volume of water billed in 2013, before the water crisis.  As of December 31, 2018, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 943.3 million m3 of water storage for treatment (including the São Lourenço System, a new supply system which expands our production capacity by 6 m³/s and which commenced operation in July 2018), compared to 916.8 million m3 available for treatment as of December 31, 2017. The measurements for these years do not include the so called “technical reserve” of 287.5 million m³. See “Item 4.B. Business Overview—The 2014-2015 Water Crisis”.  Average monthly water production in 2018 for the São Paulo metropolitan region was 60.9 m³/s, compared to 69.1 m³/s in 2013, the year before the water crisis started.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—“The 2014-2015 water crisis impacted the water supply in the metropolitan region of São Paulo and affected the water consumption practices that have been influencing the volume of water billed” and “Item 4.B. Business Overview—The 2014-2015 Water Crisis”.

Other Information

In this annual report, unless the context otherwise requires, references to “we”, “us”, “our”, “Company”, or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

In addition, references to:

•        “ANA” are to Water National Agency (Agência Nacional de Águas);

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

•        “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;

•        “federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “state government” are to the state government of the State of São Paulo;

•        “¥” or “Japanese yen” are the official currency of Japan;

•        “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil;

•        “Regional Systems” are to the area where the regional systems’ executive office operates, comprising 332 municipalities in the interior and coastline regions of the state of São Paulo;

•        “São Paulo metropolitan region”, with respect to our operations, are to the area where the metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo;

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

•        “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States; and

•        “water crisis” are to the drought we experienced from late 2013 and throughout most of 2015.  This drought, the most serious that our service region has experienced in more than 80 years, primarily affected the Cantareira System, our largest water production system.

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

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 369 municipalities we serve and to our 373 contracts. This difference results from the fact that we have two partial water contracts with the municipality of Mogi das Cruzes, where the majority of population is serviced on a wholesale basis, though it has not been included in the total number of municipalities we serve. Additionally, we have a further two contracts, which we entered with the municipalities of Aguaí and Guarulhos, where the operations did not commence by the end of 2018. Most of our contracts with the municipalities we serve are program contracts which have a term of 30 years.

Throughout the report we mentioned that we serve five municipalities in our wholesale segment (Guarulhos, Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul) since our revenue for the fiscal year 2018 is derived from 369 municipalities we serve as part of our retail operations and five municipalities we serve on a wholesale basis. However, in December 2018, we entered into an agreement with the municipality of Guarulhos and, as of January 2019, we started operations in the municipality as part of our retail operations.  For further information on this agreement, see “Item 4.B. Business Overview—Wholesale Operations—Wholesale Water Services” and Note 9 to our 2018 financial statements included in this annual report.

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

•        availability of the water supply;

•        the impact on our business of lower water consumption practices adopted by our customers during the water crisis, which we do not know if they will return to their prior standards despite the discontinuation of the measures adopted to serve the São Paulo metropolitan region during the water crisis;

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

•       our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017, or any other type of reorganization that might be approved by the government that may include change in control;

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

•        the potential impacts of Provisional Measure No. 868/2018 on our business if it is converted into law;

•        the possibility to be subject to a regulatory agency, other than ARSESP; and

•        other risk factors as set forth under “Item 3.D. Risk Factors”.

The words “believe”, “may”, “estimate”, “continue”, “anticipate”, “plan”, “intend”, “expect” and similar words are intended to identify forward‑looking statements.  In light of these risks and uncertainties, the forward‑looking events and circumstances discussed in this annual report might not occur.  Our actual results could differ substantially from those anticipated in our forward‑looking statements.  Forward‑looking statements speak only as of the date they were made, and we do not undertake any obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise, unless required by law.  Any such forward‑looking statements are not an indication of future performance and involve risks.

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

The selected financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited financial statements, presented in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our audited financial statements, presented in accordance with IFRS, which are not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2014 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy—Payment of Dividends”.

	For the year ended December 31,
	2018	2017	2016	2015	2014
	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS (1) data
Selected Income Statement Data:
Net operating revenue	16,085.1	14,608.2	14,098.2	11,711.6	11,213.2
Cost of services	(9,086.5)	(8,779.0)	(9,013.1)	(8,260.8)	(7,635.6)
Gross profit	6,998.6	5,829.2	5,085.1	3,450.8	3,577.6
Selling expenses	693.5	(686.0)	(730.0)	(598.1)	(736.6)
Allowance for doubtful accounts(*)	(166.7)	(82.7)	–	–	–
Administrative income (expenses)	(996.9)	(1,099.0)	(934.9)	45.0	(924.4)
Operating profit	5,176.6	3,961.7	3,429.6	3,044.0	1,910.7
Financial income (expenses), net	(1,264.3)	(458.1)	699.4	(2,456.5)	(635.9)
Profit for the year	2,835.1	2,519.3	2,947.1	536.3	903.0
Earnings per share – basic and diluted	4.15	3.69	4.31	0.78	1.32
Earnings per ADS – basic and diluted	4.15	3.69	4.31	0.78	1.32
Dividends and interest on shareholders’ equity per share	0.99	0.19	1.02	0.19	0.32
Dividends and interest on shareholders’ equity per ADS	0.99	0.19	1.02	0.19	0.32
Weighted average number of common shares outstanding	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

(*)       Starting January 1, 2018, we adopted IFRS 9. As a result, in 2018 and 2017 we now recorded our allowance for doubtful accounts in the income statements as a separate item. In 2016, 2015 and 2014, the amounts of allowance for doubtful accounts in the income statements were R$90.5 million, R$2.4 million and R$139.6 million and were presented as part of our selling expenses.

(1)       ADS-American Depositary Share.

  Selected Statement of Financial Position Data
	2018	2017	2016	2015	2014
	R$	R$	R$	R$	R$

Property, plant and equipment	267.6	255.1	302.4	325.1	304.8
Contract asset (*)	7,407.9	–	–	–	–
Intangible assets	29,012.5	33,466.1	31,246.8	28,513.6	25,979.5
Total assets	43,565.1	39,546.4	36,745.0	33,706.6	30,355.4
Current portion of long‑term loans and financing	2,103.6	1,746.8	1,246.6	1,526.3	1,207.1
Long‑term loans and financing	11,049.2	10,354.2	10,717.6	11,595.3	9,578.6
Interest on capital	673.8	598.6	700.0	127.4	214.5
Total liabilities	24,013.4	22,033.4	21,325.8	19,990.0	17,051.0
Equity	19,551.7	17,513.0	15,419.2	13,716.6	13,304.4
Capital stock	15,000.0	10,000.0	10,000.0	10,000.0	10,000.0
Selected Statements of Cash Flows Data:
Net cash generated from operating activities	3,842.9	3,301.9	3,003.6	2,641.4	2,480.3
Net cash used in investing activities	(2,189.3)	(1,971.4)	(2,130.7)	(2,459.5)	(2,757.7)
Net cash provided by (used in) financing activities	(907.5)	(933.6)	(625.9)	(265.7)	218.5
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(2,183.2)	(1,976.7)	(2,135.8)	(2,452.1)	(2,748.3)

(*)     As of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, have been classified as Contract Assets during the construction period and transferred to Intangible Assets only after completion of the works. For more information on this adoption, see Note 4.1 to our 2018 financial statements included in this annual report.

Operating Data

Indicator
	2018	2017	2016
Number of water connections (in thousands)	9,053	8,863	8,654
Number of sewage connections (in thousands)	7,495	7,302	7,091
Percentage of population with water connections (“service” indicator) (in percent) (1)	95	95	95
Percentage of population with sewer connections (“service” indicator) (in percent) (1)	83	83	82
Percentage of population covered by water network (“coverage” indicator) (in percent) (2)	98	98	98
Percentage of population covered by sewage network (“coverage” indicator) (in percent) (2)	90	90	89
Percentage of consumer units connected to the sewage treatment system (“sewage treatment coverage” indicator) (in percent)	76	75	74
Volume of water billed during period (in millions of cubic meters)	2,107.9	2,075.9	1,990.3
Water Billed Loss Index during period (average) (in percent)(3)	19.5	20.1	20.8
Water Metered Loss Index during period (average) (in percent)(4)	30.1	30.7	31.8
Water loss per connection per day (average)(5)	293	302	308
Number of employees	14,449	13,672	14,137

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

•        interest rates and monetary policies;

•        exchange rates and exchange controls and restrictions on remittances abroad;

•        currency fluctuations;

•         changes in labor regulations;

•         political elections;

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

New and amended Brazilian policies and regulations could have a material adverse effect on our business, financial condition and results of operations. In addition, uncertainty over whether the acting Brazilian government will have the political power or will to implement other needed policies or regulations affecting the above or other factors in the future may also contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

Following the impeachment of former President Dilma Rousseff, the Vice-President Michel Temer formally took office on August 31, 2016. Following a divisive presidential race, Congressman Jair Bolsonaro defeated Mr. Fernando Haddad in the second round of elections held on October 28, 2018, and became Brazil’s president on January 1, 2019.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato”, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch as well as senior officers of large state-owned and private companies have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Certain of these companies have faced or are currently facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the U.S. Securities and Exchange Commission, or the SEC. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the government’s coalition, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, former President Luiz Inácio Lula da Silva, and high-ranking executive officers of major state-owned and private companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Operação Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already hurt the image and reputation of those companies that have been implicated as well as the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016 for infringing budgetary laws. Michel Temer then became President for the remainder of the presidential term, which ended in December 2018. The Temer government was marked by significant political and economic turmoil, allegations of corruption, political deadlock, slow economic recovery, national transport strikes, low approval rates and foreign trade disputes, among other factors. Mr. Temer himself has recently been accused by the Federal Public Prosecutor of allegations of corruption. The potential result of the ongoing corruption scandals and their related investigations is uncertain. Following a divisive presidential race, Congressman Jair Bolsonaro defeated Mr. Fernando Haddad in the second round of elections held on October 28, 2018, and became Brazil’s President on January 1, 2019. See “Item 3.D. Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs”.

We cannot assure you that the newly elected federal government will continue with current economic policies, or that these and other developments in Brazil’s economy and government policies will not, directly or indirectly, adversely affect our business and results of operations.  It is also unclear what changes the newly elected government will make to our sector.

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

Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding.  Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, equaled 6.40%, 6.90% and 13.65% at the end of 2018, 2017 and 2016, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, were 3.75%, 2.95% and 6.29% during 2018, 2017 and 2016, respectively.  If Brazil experiences increases in inflation, our costs and expenses may rise, we may be unable to increase our tariffs at the same rate to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs.

The Brazilian currency has experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively, reaching R$1.634 in August 2008, although it depreciated by 32.0% against the U.S. dollar during full year 2008, closing the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015, falling to R$3.9048 against the U.S. dollar at December 31, 2015.  The real fell further during the first months of 2016, reaching a low of R$4.1558 against the U.S. dollar on January 21, 2016, but then regained some value, reaching R$3.2591 per US$1.00 at December 31, 2016. During 2017, the real remained relatively stable, depreciating only 1.5% against the U.S. dollar by year-end. During 2018, the real was very volatile and depreciated by 17.1% against the U.S. dollar by year-end.  There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 17, 2019, the commercial selling rate as reported by the Central Bank was R$3.9225 per US$1.00.

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

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency denominated debt of R$6,669.4 million as of December 31, 2018 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2018, our results of operations were negatively affected by the 17.1% depreciation of the real against the U.S. dollar, and the depreciation of the real against the yen by 20.0%, which together led to a R$915.9 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.  For more information, see Note 5(a) to our 2018 financial statements.

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

As it owns the majority of our common shares, the State is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of December 31, 2018, the State owned 50.3% of our outstanding common shares. Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling shareholders, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder”.

In January 2019, following the elections for State governor in 2018, Mr. João Doria, elected governor, appointed Mr. Benedito Pinto Ferreira Braga Junior as our Chief Executive Officer with a term expiring in June 2019. Additionally, pursuant to our bylaws, Mr. Benedito Pinto Ferreira Braga Junior is also a member of our board of directors while holding the position of Chief Executive Officer. The Board of Directors also elected as part of our executive officers, Mr. Adriano Candido Stringhini as Corporate Management Officer, and Mr. Ricardo Daruiz Borsari as Regional Systems Officer for a term expiring in June 2019. In March 2019, Monica Ferreira do Amaral Porto joined our board of directors. We cannot guarantee that there will not be further changes to our Board of Directors or Executive Officers and whether such further changes may have a material adverse effect on our business and results of operations.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. If and once formed, this controlling company may affect future shareholding in and the control of our company. Due to elections for state government in the second half of 2018, this operation was suspended, and we are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control. We cannot assure that any potential corporate reorganization, including a change of control, will not have a material adverse effect on our business.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services.  As of December 31, 2018, the State owed us R$105.7 million for water and sewage services.  Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us. At the end of 2018 several lawsuits were filed against the Government of the State of São Paulo for the collection of such debts.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$1,107.1 million as of December 31, 2018.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2018, we had a provision for an actuarial liability in the amount of R$2,606.1 million with respect to future supplemental pension payments for which the State does not accept responsibility.  On March 18, 2015, we, the State and the São Paulo State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or “DAEE”, with the intervention of the Department of Sanitation and Water Resources, executed an agreement providing for payment of R$1,012.3 million, of which R$696.3 million refers to principal and R$316.0 million refers to monetary adjustment of the principal through February 2015.  For a detailed discussion of this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note10 of our 2018 financial statements.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note 10 of our 2018 financial statements.

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

Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.

We withdraw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs.  Those lawsuits have now been settled by way of an agreement between EMAE and our company (which is summarized under “Item 7.  Major Shareholders and Related Party Transactions”).

On April 11, 2016, we were also named in a separate lawsuit commenced by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE.  The minority shareholders are seeking an order to require the State to stop us from withdrawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company. The case is in its initial phase.

In addition, on August 7, 2017 we were named in a new lawsuit against us, EMAE and the National Electric Energy Agency (Agência Nacional de Energia Elétrica, or ANEEL), brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The plaintiff alleges that the order is illegal and harmful, jeopardizing the operational viability of the Henry Borden hydroelectric power plant, as well as the energy security of the State of São Paulo, the Southeast region of Brazil and Brazil as a whole. The judge dismissed this lawsuit without judgment on the merits, but this decision is currently being appealed.

The settlement agreement between EMAE and us does not necessarily put an end to the separate lawsuits.

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Business

The 2014-2015 water crisis impacted the water supply in the metropolitan region of São Paulo and affected the water consumption practices that have been influencing the volume of water billed.

When considering all the water sources that supplied the metropolitan region of São Paulo in the last five hydrological years (which runs from October to September), the level of rainfall has fallen below the expected historical average. In the hydrological year 2012/2013, rainfall was 101% of the average expected for the period. In the following years, rainfall has been below the historical average: for the hydrological years 2013/2014, 2014/2015, 2015/2016, 2016/2017, 2017/2018, the rainfall for thoses periods was 80%, 96%, 97%, 91% and 71% of the historical average, respectively.

For the years 2014 and 2015, we experienced a severe drought in the metropolitan region of São Paulo, which was more intense in the northwest region of the State of São Paulo, resulting in the lowest level of rainfall ever recorded in the Cantareira System, the largest production system in the metropolitan region of São Paulo, over the last 80 years of record. This drought severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures to mitigate its impact and maintain the water supply for the 20.9 million inhabitants served in the metropolitan region of São Paulo.

In order to balance supply and demand despite the restricted water availability, we adopted a series of measures from 2014 to April 2016, including:  (i) using treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) offering discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakage; (iv) adjusting the volume of treated water sold to municipalities that operate their own distribution network; and (v) using pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”, which had never before been used to serve the population.  See “Item 4.B. Business Overview—The 2014-2015 Water Crisis”.

With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level and the measures taken during the water crisis to continue to service consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices were partially integrated in our consumers’ daily habits.  As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis, in 2013. The average monthly water production in 2018 for the São Paulo metropolitan region was 60.9 cubic meters per second, or m³/s, compared to 60.6 m³/s in 2017, 58.5 m³/s in 2016, 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the water crisis started.

The drought prompted a reduction in the volume of water billed, impacting our revenue especially in 2014 and 2015.  In 2014, the water volume billed decreased 3.1% and the gross operational revenue fell by 6.7% compared to 2013.  In 2015, the water volume billed decreased 8.0% and our gross operational revenue increased slightly by 0.5% compared to 2014.  In 2016, the volume of water billed increased 4%, and the gross operational revenue increased by 24.3% compared to 2015. In 2017, the volume of water billed increased 4.3% and the gross operational revenue increased by 9.9% compared to 2016. In 2018, the volume of water billed increased 1.5% and the gross operational revenue increased by 16.6% compared to 2017.

Although the investments we made since 2014 have brought improvements to the water security in the metropolitan region of São Paulo, there is still a risk that there might be further droughts similar or more severe to that of 2014-2015 in the future forcing us to adopt similar measures as those adopted in 2014-2015.

At the end of March 2019, the total volume of water stored in the reservoirs that supply the metropolitan region of São Paulo was 1,441.3 million m³ (including the volume from São Lourenço System, the ninth system that commenced operations in March 2018) compared to 1,162.8 million m³ at the end of March 2018, 1,223.9 million m³ at the end of March 2017 and 1,178.8 million m³ at the end of March 2016.

We cannot assure you that our consumers will revert to their pre-crisis consumption habits or, if at all, when this will occur nor that this will not adversely affect our financial condition in the future.  See “Item 5.B. Liquidity and Indebtedness Financing—Financial Covenants”.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is affected by the following risks relating to the provision of water and sewage services:

•	We depend on a water right issued by Water National Agency (Agência Nacional de Águas, or ANA) and the São Paulo State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo, or DAEE), in order to extract water from the Cantareira System. In May 2017, the concession that regulates the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, based on the volume of water available in the reservoirs was renewed. Under the new terms, the water we are permitted to withdraw from the system is divided into five tranches: (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can withdraw up to 33m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can withdraw up to 31m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can withdraw up to 27m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can withdraw up to 23m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can withdraw up to 15.5m3/s.

•

We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  The Electric Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico– CMSE), has guaranteed the supply of electrical energy to the National Interconnection System (Sistema Interligado Nacional– SIN) in 2018.  Thus, there is no forecast of any shortages or rationing of energy in 2019. See “Item 4.B. Business Overview—Energy Consumption”.

•	We are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns. The possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply. Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services. An increase in heavy rainfall could impact the regular operation of water sources, including abstraction of water from our reservoirs due to increased soil erosion, silting, and runoff of pollutants that affect the aquatic ecosystems. See “Item 4.B. Business Overview—Environmental Matters— Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions”.

•	The increasing degradation of watershed areas (Mananciais) may affect the quantity and quality of water available to meet demand from our customers. See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.A. History and Development of the Company —Main Projects of Our Capital Expenditure Program”.

•	In addition to the risks discussed under “—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us”, we may not be able to increase our tariffs on a timely basis, or at all, in order to pass on increases in inflation or operating expenses, including taxes, to our customers. These constraints may have an adverse effect on our ability to fund our capital expenditure program and financing activities and to meet our debt service requirements. See “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020)” - Tariff Structure - Water and sewage services tariffs and “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases”.

•	The state and federal government agencies that manage water resources could impose substantial charges for the abstraction of water from bodies of water and the discharge of sewage. We may not be able to pass these charges on to our customers. See “Item 4.B. Business Overview—Environmental Matters—Water Usage”.

•	Our water and sewage pipes are susceptible to degradation caused by factors such as age, intense traffic, population density and commercial and industrial development, which may provoke accidents in the networks and affect the regular provision of our services, impacting society and the environment. See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System”.

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

Law No. 13,329/16 instituted a “Special Incentive Regime for the Development of Basic Sanitation” (Regime Especial de Incentivos para o Desenvolvimento do Saneamento Básico – REISB), seeking to incentivize companies that provide public basic sanitation services to invest more through tax credits, starting in 2018 and running until 2026. However, article 54-C, which set out the rules for the off-setting of tax credits, was vetoed by the President of Brazil and, accordingly, we cannot predict what benefits the Special Incentives for the Development of Basic Sanitation Regime will bring to us. In 2016, Law No. 13,312/2016 amended Law No. 11,445/2007 and now includes the obligation to adopt environmental criteria that include, among other measures, individual metering of water consumption per habitation unit in condominiums.  However, since this change is still being implemented and shall only come into effect in 2021, we are not currently able to predict its impact on our business.

The Basic Sanitation Law still requires that the federal government, states and municipalities establish independent regulators who monitor basic sanitation services and regulate tariffs. In compliance with this law, the state of São Paulo established ARSESP in 2007.  Currently, our regional and local operations, including tariff regulation, are monitored and regulated by ARSESP, and the remainder of our operations is in the process of negotiating new contractual bases.  Regulatory agencies determine tariff increases for our water and sewage services, on which our results of operations and financial condition are highly dependent.  As a result, we cannot anticipate all the effects that the Basic Sanitation Law No. 11,445/2007 and the Federal Decree No. 7,217/2010 will have on our business and operations, if any.

In 2009, ARSESP enacted rules regarding the following: (i) general terms and conditions for water and sewage services; (ii) procedures for communication regarding any failure in our services; (iii) penalties for deficiencies in the provision of basic sanitation services; and (iv) procedures for confidential treatment of our customers’ private information.  The implementation of these and other more recent rules will particularly impact our commercial and operational processes, and may adversely affect us in ways we cannot currently predict.  Implementation of these rules started in 2011 and is expected to continue for the next few years.  For more information, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP”.

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

The State of São Paulo, pursuant to Article 25, Section 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE”, creating the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba (LCE No. 1,241/2014), and Ribeirão Preto (LCE No. 1,290/2016), as well as the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and Franca (LCE No. 1,323/2018).  These areas incorporate independent municipalities that modify the exercise of their constitutional competencies, including those related to basic sanitation services, and increase the number of judicial disputes concerning the regulation and oversight of services in areas currently served by us and regulated by ARSESP.  We cannot anticipate the result of these judicial disputes and the adverse material effects that may result from them, especially if the rules of regulation and monitoring of services issued by municipal agencies come to coexist with those already published by ARSESP and implemented into our operational and corporate processes since 2011.

In July 2018, Provisional Measure No. 844/2018 was issued in order to update Basic Sanitation Law No. 11.445/2007 and amend Law No. 9,984, of July 17, 2000, to assign to the National Water Agency competence to establish reference standards for sanitation services, among other aspects. This Provisional Measure expired in November 2018 without being converted into law.

On December 28, 2018, Provisional Measure No. 868/2018 was issued with the same purpose of Provisional Measure No. 844/2018, which aims to amend the Basic Sanitation Law No. 11,445/2017; Law No. 9,984/2000, to attribute to the National Water Agency the power to enact national reference rules about the sanitation service; Law No. 10,768/2003 to change the role of the Water Resources Specialist; and Law No. 13,529/2017 to authorize the Federal Government to participate in the fund with the exclusive purpose to provide financial support for specialized technical services. This Provisional Measure is valid until June 3, 2019 and its conversion into law is pending approval by the National Congress. Although this Provisional Measure has been in force since the date of its publication, it is not yet possible to predict how it will impact contracts that we may enter into while the measure is in force.

If the Provisional Measure No. 868/2018 is converted into law, it could have a material adverse effect on our business, results of operations and financial condition.

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

However, this decision is not yet fully effective, as a ruling on a motion for clarification is currently pending, and therefore does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo. The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 72.2% of our gross operating revenue from services in 2018.

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, which was subsequently converted into Federal Law No. 13,683/2018 and by Provisional Measure No. 862 of December 4, 2018, establishing: (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development. In addition, the Metropolitan Bylaws foresees mechanisms for integrated management and interfederal governance as well as the sharing of decisions by regional entities.

Despite the Brazilian Supreme Court’s March 6, 2013 decision and the Metropolitan Bylaws, some municipalities in metropolitan regions and urban clusters, including in metropolitan regions where we operate, have been conducting bidding processes for the concession of sanitation services without including shared management. We cannot predict the effect of this non- compliance of the shared management requirement on our business, financial condition or results of operations. Furthermore, we cannot predict how the shared management requirement will be carried out in the São Paulo metropolitan region and other municipalities in which we operate or what effect the shared management may have on our business, financial condition or results of operation.

For more information on services in metropolitan regions, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Agreements with Municipalities and Metropolitan Regions”.

The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 47.0% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2018.

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

In April 2013, ARSESP issued Resolution No. 413/2013, which suspended Resolution No. 407/2013 until the conclusion of the first tariff revision process, thereby postponing our authorization to pass the charge through to consumers on the service bill.  The postponement of Resolution No. 407/2013 was due to a request from the São Paulo State Government to analyze, among other things, methods of reducing the impact on consumers

In April 2014, ARSESP issued Resolution No. 484/2014, (further ratified by Resolution No. 520, issued November 2014), which established the conclusion of the first tariff revision.  However, the State and the city of São Paulo requested to maintain the suspension of ARSESP Resolution No. 407/2013, postponing our authorization to pass the charge through to consumers on the service bill, until the revision of our contract with the State and city of São Paulo is concluded.

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

On May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision. Following this revision cycle, ARSESP will pass-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. Our only contract that provides for this and complies with ARSESP´s requirements is with the municipality of São Paulo and, accordingly, today 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure are being passed through to our tariffs.

Although ARSESP is required to ensure that the tariffs will adequately compensate us for the services we provide, which includes the above mentioned pass-through to tariffs, until May 2018 our existing tariff had never included any pass-through to tariffs related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure.

Considering that ARSESP has limited to 4% the pass-through to tariff of values transferred to municipal infrastructure funds, the mandatory transfer of 7.5% of the gross revenues to the Municipal Fund for Environmental Sanitation and Infrastructure, will not be passed through to customers in full and we cannot assure you when this will happen.

As of December 31, 2018, since 2010 we have transferred approximately R$3.1 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP”.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. On February 28, 2019, ARSESP rejected our reconsideration request and maintained their original calculation of the financial component related to municipal funds. See Item “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020).”

We currently lack formal agreements or concessions with 35 of the municipalities to which we provide service, and 31 of our existing concession agreements will expire between 2019 and 2030.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2018, we held formal 30-year agreements with 307 municipalities (including the city of São Paulo) of the 369 municipalities we serve.  We entered into twenty of these agreements during 2018.  The 307 municipalities with which we had formal agreements at year-end accounted for 81.1% of our total revenues for the year ended December 31, 2018, and 80.2% of our intangible assets and contract asset as of December 31, 2018.  Of the 35 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities. Together, these 35 municipalities accounted for 6.1% of our total revenues for the year ended December 31, 2018 and 12.3% of our intangible assets and contract asset as of that same date.  Between 2019 and 2030, 31 of our existing concession agreements will expire. These 31 concession agreements accounted for 6.3% of our total revenues for the year ended December 31, 2018 and 5.3% of our intangible assets and contract asset as of that same date.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 35 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the unamortized assets.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate. We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by ARSESP.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider.  They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.

Changes in the Basic Sanitation Law and in other laws related to it could have adverse effects on our negotiation with the municipalities and we cannot evaluate these impacts since Provisionary Measure No. 868 is still under discussion. For further information, see Item “3.D. Risk Facors—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulations Applicable to our Contracts—Contracts for the Provision of Essential Basic Sanitation Services in Brazil.”

In the municipalities with which we did not have formal agreements by December 31, 2018, we continued operating with municipal approval or with judicial support.

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

With regard to our operations that lack contracts or have indefinite or overdue timeframes, the Basic Sanitation Law No. 11,445/2007 reduced the maximum time period for payment of indemnification in such cases to four years.  This provision applies to concession agreements entered into prior to the enactment of the Basic Sanitation Law only to the extent that the concession agreement does not contain a contractual indemnification provision, or we have not otherwise entered into an agreement with the municipality with regard to such early termination.  These provisions have not yet been tested by the courts and we are therefore unable to predict the effect of the Basic Sanitation Law on our rights to indemnification for the early termination of any particular concession.

We have been, and are currently, party to concession-related proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by some municipalities. For more information, see Note 20 to our 2018 financial statements included in this annual report. Other municipalities may seek to terminate their concession agreements before the contractual expiration date.  If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, we may suffer material harm to our financial position.

We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.

As of December 31, 2018, our total accounts receivable was R$5,157.0 million. Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$1,994.9 million, and certain municipal government entities owed us R$850.6 million.  Of the total amount owed by municipalities, R$171.1 million was overdue by between 30 and 360 days and R$1,802.3 million was overdue by over 360 days.

The Brazilian courts could oblige us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal action taken against the municipalities will result in payments being made.

Since 2012, we have intensified negotiations with municipalities in order to find alternative ways of receiving these sums and restoring normal commercial relations with them. In 2014 we entered into an agreement with the municipality of Diadema. More recently, in December 2018, we entered into an agreement with the municipality of Guarulhos for the direct supply of water and sewage services for 40 years, subject to regulation and oversight of ARSESP.

With respect to the municipality of Mauá, on April 19, 2018 we published a press release stating that we have been in contact with the municipality of Mauá regarding directly supplying water to four neighborhoods that have been affected by a water shortage, and, to date, no agreement to supply water to these neighborhoods was concluded.

With respect to the municipality of Santo André, we signed a protocol of intention on May 11, 2017 but efforts did not culminate in any agreement. In March 2019, we signed a new Protocol of Intentions with this municipality.

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

Our capital expenditure program will require resources of approximately R$18.7 billion in the period from 2019 through 2023. In 2018 we recorded R$4.2 billion in capital expenditures.

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

Compliance with environmental laws and environmental liability could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set, among others, potable water standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations that could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants.  We are also involved in proceedings challenging the water withdrawing in the face of the 2014-2015 water crisis.  Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program”, “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal”, “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation”.  For further information on the Water Crisis, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.

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

We cannot predict all of the effects of extreme weather events, therefore making it difficult to predict any necessary investments.  We have not provisioned any funds for climate change events as current technology and scientific understandings of climate change make it difficult to predict potential expenses and liabilities.

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

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, tax, labor, corporate and environmental issues.  As of December 31, 2018, the estimated total claims asserted amounted to R$57,498.4 million (net of R$258.6 million in escrow deposits), including contingent liabilities.  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have recognized provisions totaling R$892.9 million (net of escrow deposits) as of December 31, 2018. For more information, see Note 20 to our 2018 financial statements included in this annual report. These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations.  Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of Brazil, and we may become subject to such laws and regulations in other jurisdictions. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect any inappropriate practices, fraud or violations of these laws or regulations by our employees, officers, executives, partners, agents and service providers, nor that any such persons will not take actions in violation of our policies and procedures. Any violations, whether actual or perceived, by us or any of our employees, directors, officers, partners, agents and service providers of these laws or regulations or our internal policies or procedures could have a material adverse effect on our business, reputation, our ability to obtain financing, results of operations and financial condition.

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

In this regard, the Internet Act (Law No. 12,965 of 2014) applies only to personal data collected through the Internet, and establishes other principles and rules with respect to the privacy and protection of the personal and behavioral data of internet users. The Internet Act guarantees, among others, the privacy of internet and privately stored communications. Any data processing activity is subject to the data subject’s informed, free and express consent. If we fail to comply with the provisions of the Internet Act, we may be subject to sanctions and penalties, including damages, which will be assessed based on the nature and degree of our non-compliance, among other factors.

On August 15, 2018, the Brazilian General Law for Data Protection ("LGPD") was published with a term of 18 months to take effect. Subsequently, on December 28, 2018, Provisional Measure No. 869/2018 was published, which, in summary, created the National Data Protection Authority (ANPD), linked to the Brazilian Presidency, effective since the date of publication of this Provisional Measure, and extending the initial term of validity regarding the obligations set out in the other articles to 24 months. The LGPD regulates the use of personal data in Brazil. The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation – “GDPR”). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data. It will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment.

Failure by us to adhere to the LGPD and any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could adversely affect our reputation, business, financial condition or results of operations.

Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.

As of December 31, 2018, we provided water and sewage services to 369 municipalities in the state of São Paulo. We currently substantially withdraw all of our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. We have 229 dams for water supply purpose. Although we comply with all legal requirements and best practices for the management of dams, invest in security inspections, monitoring and maintenance of all structures under our responsibility, our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods or  droughts or other environmental occurrences that could result in  structural damages and eventually rupture our reservoirs, dams and other facilities or equipment. The occurrence of any of these events could lead to personal injury or death, adverse social impacts on the communities located near our facilities, monetary losses and possible legal liability, other environmental damages, the loss of prime materials and damage to our reputation. See "Item 4.B. Business Overview—Water Operations—Water Resources".

It is not always possible to obtain insurance against all such risks due to the high premiums associated with insuring against them or for other reasons. Moreover, insurance against risks such as water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages as a result of our activities is not generally available to us or to other companies in our industry on acceptable terms. Our insurance will not cover all potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance and results of operations. To the extent that we incur losses not covered by our insurance policies, the funds available for sustaining our current operations and for our expansion activities will be reduced.  See also “—Risks Relating to Our Business—Compliance with environmental laws and environmental liability payments could have a material adverse effect on us” and “Item 4.B. Business Overview—Insurance”.

Risks Relating to Our Common Shares and ADSs

We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.

Depending on our future results, our shareholders may not receive dividends or interest on own capital if we do not generate a profit.  Despite the requirement to distribute a minimum of 25% of the unadjusted annual net income to shareholders, our future financial position may not permit us to distribute dividends or pay interest on own capital.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 52.9% of the aggregate market capitalization of the B3 as of December 31, 2018.

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

If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the Brazilian Government, may decide to capitalize us for a variety of reasons therefore diluting existing shareholders and ADS holders.

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

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2014, according to the inDepth Water Yearbook 2014-2015). We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2018, we generated net revenue of R$16,085.1 million and net income of R$2,835.1 million.  Our total assets amounted to R$43,565.1 million and our total shareholders’ equity amounted to R$19,551.7 million as of December 31, 2018.

As of December 31, 2018, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 369 of the 645 municipalities in the state of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  As of December 31, 2018, we lacked formal agreements for 35 of the municipalities we serve, each of which we are currently in the process of renegotiating.  From January 1, 2019 through 2030, 31 further concessions will expire, and we will seek to replace them with program agreements.  In addition to the 369 municipalities we served, we also provided water services to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods in that municipality. See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve”.

We also supplied water on a wholesale basis to five municipalities in the São Paulo metropolitan region, including Guarulhos, in which we did not operate water distribution systems (together covering a total estimated urban population of approximately 3.1 million residents). Four of these municipalities also utilized our sewage treatment services.  For the year ended December 31, 2018, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 72.2% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 27.8%. In December 2018, we entered into an agreement with the municipality of Guarulhos for the direct supply of water and sewage services to the municipality. Operations commenced in January 2019.

As of December 31, 2018, we provided water services through 9.1 million water connections to approximately 25.1 million people, representing approximately 57% of the total population of the state of São Paulo, and had a water coverage ratio of 98% with respect to all regions. As of that date, we provided sewage services through 7.5 million sewage connections to approximately 21.7 million people and had an effective sewage service ratio of 83%.  As of December 31, 2018, we operated using 75,519 kilometers of water pipes and water transmission lines and 51,788 kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we have three partnerships with private companies: Aquapolo Ambiental S.A., Attend Ambiental S.A. and Paulista Geradora de Energia S.A.  Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere. Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region, but is currently only providing approximately 650 liters per second as a result of demand. Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region.  Paulista Geradora de Energia S.A., which was formed in 2015, focuses on the implementation and commercial exploration of water potential in small hydroelectric power plants, located at Vertedouro Cascata and the Guaraú Water Treatment Plant, with a total capacity of 7 MW. Until the date of this annual report, we had not yet started construction. See “Note 12 to the Financial Statements - Investments”.  In addition, we provide consulting services regarding the rational use of water, the updating of institutional models, and commercial and operational management in Panama, through a consortium.

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of December 31, 2018, the State owned 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the State governmental structure. Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Infrastructure and Environment as part of the State’s overall strategic planning. The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Infrastructure and Environment as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected (i) by our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; and (iii) climate conditions.  In order to supply water to the São Paulo metropolitan region, we use water from nine systems, most of which were affected by the most severe drought in our service region in over 80 years, which occurred during 2014 and 2015.  Of those, the Cantareira System, our largest water system, was the most affected. In order to balance supply and demand despite the restricted water availability, we adopted a series of initiatives throughout 2014 and 2015, including the Water Consumption Reduction Incentive Program. In March 2016, as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we cancelled the Water Consumption Reduction Incentive Program and disapplied the Contingency Tariff to water meter readings recorded as of May 1, 2016. For further information on the water crisis, see “Item 3.D. Risk Factors—The 2014-2015 water crisis impacted the water supply in the metropolitan region of São Paulo and affected the water consumption practices that have been influencing the volume of water billed” and “Item 4.B Business Overview—The 2014-2015 Water Crisis”.

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 25.1 million people and supply water on a wholesale basis to an additional urban population of approximately 3.1 million people, including the population of Guarulhos. As of December 31, 2018, we had an effective water coverage ratio of 98% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 21.7 million people, achieving an effective sewage service ratio of 83% in respect of all regions in which we operate as of December 31, 2018.  Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well‑trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 44.2 million as of December 31, 2018.  The city of São Paulo had an estimated total population of 11.8 million as of the same date, while the São Paulo metropolitan region had a total population of 20.9 million.  Based on its GDP, the state of São Paulo is the wealthiest state and has the largest economy of any state in Brazil.  The GDP of the state of São Paulo was approximately R$2.0 trillion representing approximately 32.5% of Brazil’s total GDP, according to the most recent data collected by the IBGE in 2016. The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2008 and December 31, 2018, we executed 30-year agreements with 307 of the 369 municipalities we serve, including an agreement with the city of São Paulo, in June 2010, and Santos in September 2015.  In December 2018, we entered into an agreement with the municipality of Guarulhos, the second largest municipality in the State of São Paulo where we started the operation in January 2019, with a population of 1.3 million. For the year ended December 31, 2018, income from these 30-year agreements accounted for 81.1% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

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

Secure water availability in the areas where we operate.  Our goal is to secure the availability of water in the areas where we operate, as well as to promote a rational and integrated use of water resources, respecting demand and critical levels of water for each region, and allocating resources in the short, medium and long run in order to guarantee access to water.  Our goal is to consistently meet the needs of our consumers with our services. Furthermore, specifically during 2015 to 2018, we implemented a series of short-term and medium-term initiatives that improved the water security for the Metropolitan region of São Paulo.  For more information, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis” and “—Capital Expenditure Program”.

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency.  Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operations.  We also intend to increase our sewage coverage by adding 1.2 million sewage connections by 2023. In addition, we seek to reduce both physical and non‑physical water loss.  See “—Capital Expenditure Program”.

We also seek to improve our processes by implementing:  (i) a new management model based on the Management Excellence Model of the National Quality Foundation (Modelo de Excelência na Gestão da Fundação Nacional da Qualidade) that seeks to improve the alignment of management processes and the dissemination of best practices within the company; (ii) an enterprise resourcing planning system, or “ERP system” (SAP), and a customer relationship management system, or “CRM system” (Net@suite), to replace our commercial and management information systems.  The ERP system was implemented in April 2017. The first stage of Net@suite was implemented in August 2018 and we expect to complete the implementation of the Net@ suite by 2020.

Through these projects we intend to increase our speed and productivity in responding to regulatory changes; to strengthen and streamline our financial, commercial and administrative structure; to provide a solid and integral base of information to support the decision-making process; and to increase the efficiency of our operations while also reducing costs.

Continue to seek sustainable growth.  Our goal is to grow while balancing our economic and financial results with environmental and social considerations, to secure positive financial results so as to guarantee investments for the provision of services, as well as to provide adequate and just remuneration for our shareholders.  We seek to act as citizens and to promote the well-being of the communities we operate in and the protection of the environment.  We aim to apply our principles of financial growth and sustainability to each business unit, assigning goals and setting clear responsibilities for each unit so as to strengthen our financial results.  To achieve this goal, we intend to use our best efforts to reduce operating costs and increase productivity and profitability.  We plan to improve the management of our assets, as well as to continue to reduce our total operating expenses by automating some of our facilities, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.

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

Maintain and expand our operating base.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty, allowing us to renew all or substantially all of our concession agreements as they expire.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which on aggregate represent a total population of approximately 16.7 million, including the population of Guarulhos and Aguaí.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2018 accounted for 47.0% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure). Between January 1, 2007 and December 31, 2018, we entered into agreements with 307 municipalities (including our services agreement with the city of São Paulo), of which twenty were entered into in 2018.  These 307 municipalities accounted for 81.1% of our total revenues for the year ended December 31, 2018 and 80.2% of our intangible assets as of the same date.  As of December 31, 2018, 35 of our concessions had expired and are currently being renegotiated.  These 35 municipalities accounted for 6.1% of our total revenues for the year ended December 31, 2018 and 12.3% of our intangible assets as of the same date.  From January 1, 2019 through 2030, 31 concession agreements, accounting for 6.3% of our revenues for the year ended December 31, 2018 and 5.3% of our intangible assets as of the same date, will expire.

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

Expand our sewage treatment coverage.  Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way. We had an effective sewage coverage ratio of 90% as of December 31, 2018 and plan to increase this ratio to 93% by 2023 by adding over 1.2 million sewage connections and the indicator of consumer units connected to the sewage treatment system from 76% to 84% by 2023.  These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply.  In addition, there are municipalities in the state of São Paulo representing a total population of approximately 16.7 million (including the municipality of Guarulhos and Aguaí) to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad.  For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operations” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs”.

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2018 we invested R$4.2 billion and between 2019 and 2023 we plan to invest an additional R$18.7 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the state of São Paulo had an estimated total population of 44.2 million as of December 31, 2018.  The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.8 million, with a total population of 20.9 million inhabitants in the São Paulo metropolitan region, as of December 31, 2018.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fourth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2018”, with approximately 47% of the total population of the state of São Paulo as of December 31, 2018. According to the 2016, the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$2.0 trillion, representing approximately 32.5% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior), currently Ministry of Economy (Ministério da Economia).

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

On June 29, 1973, pursuant to State Law No. 119/1973, COMASP, SAEC and SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  We were incorporated under the laws of Brazil as a sociedade anônima for indefinite duration.  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state‑controlled water and sewage companies.  Since our formation, other State governmental and State‑controlled companies involved in water supply and sewage collection and treatment in the state of São Paulo have been merged into our company. The State has always been our controlling shareholder, as required by State Law No. 11,454/2003.  We have therefore been integrated into the State governmental structure and our strategies have been formulated in conjunction with the strategies of the São Paulo Secretariat for Infrastructure and Environment (Secretaria de Infraestrutura e Meio Ambiente do Estado de São Paulo). Additionally, a majority of the members of our board of directors and our management are appointed by the State Government.

Our capital expenditure budget is subject to approval by the State legislative chamber.  This approval is obtained simultaneously with the approval of the budget of the São Paulo Secretariat for Infrastructure and Environment.  We are also subject to supervision from the Court of Audit of the State of São Paulo (Tribunal de Contas do Estado de São Paulo), with regard to our accounting, financial and budgetary activities and our operating assets.

As of December 31, 2018, we provided water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 369 of the 645 municipalities in the State, including in the city of São Paulo. We also supplied water on a wholesale basis to five municipalities in the São Paulo metropolitan region, including Guarulhos, in which we did not operate water distribution systems, and four of these municipalities also utilize our sewage treatment services. In December 2018, we entered into an agreement with the municipality of Guarulhos for the direct supply of water and sewage services. This operation began in January 2019. According to the inDepth Water Yearbook 2014-2015, we are the fourth largest water and sewage service company in the world in terms of number of clients.

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

In December 2007, State Supplementary Law No. 1,025/2007, which provided for the creation of regulatory agencies for the supervision of water and sewage services, created ARSESP, the regulatory agency that regulates and supervises the services we provide.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. If and once formed, this controlling company may affect future shareholding in and the control of our company. Due to elections for state government in the second half of 2018, this operation was suspended, and we are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control. We cannot assure that any potential corporate reorganization, including a change of control, will not have a material adverse effect on our business.

Corporate Organization

We currently have six management divisions, each of which is supervised by one of our executive officers.

Our board of directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our shareholders’ meeting, our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, ombudsman, regulatory affairs, audit, compliance, risk management and quality. The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys‑in‑fact.  The executive officers described below report to the Chief Executive Officer:

•	the Corporate Management Officer, who is responsible for marketing (commercial processes), human resources and social responsibility, legal affairs, information technology, asset management, supplies and contracts;

•	the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, collection of revenues, allocating financial resources to divisions of our company, conducting capital markets and other debt incurrence transactions and managing debt levels, controller, accounting, costs and tariffs, corporate governance and investor relations;

•	the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, research innovation and new business ventures; and

•	the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of works for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions. The Chief Operating Officers are also responsible for sanitation advisory services to independent municipalities and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

                (I).            to continue to increase water security and meet increased demand for treated water;

              (II).            to expand the percentage of households connected to our sewage system;

            (III).            to increase the treatment of sewage collected; and

            (IV).            to increase operating efficiency and reduce water loss.

We have budgeted investments in the total amount of R$18.7 billion from 2019 through 2023. We invested R$4.2 billion, R$3.4 billion and R$3.9 billion in 2018, 2017 and 2016, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	Planned Capital Expenditures
	2019	2020	2021	2022	2023	Total
	(in millions of reais)
Water	1,669	1,492	1,636	1,507	1,453	7,757
Sewage Collection	1,366	1,524	1,777	1,766	1,878	8,311
Sewage Treatment	470	607	471	576	539	2,663
Total	3,505	3,623	3,884	3,849	3,870	18,731

Our capital expenditure program from 2019 through 2023 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 369 municipalities we served as of December 31, 2018. The recent drought has prompted a reduction in the volume of water billed, particularly in 2014 and 2015, and thus a reduction in revenue.  Due to the drought and the need to prioritize construction to mitigate the effects of the water crisis and increase water security in the Metropolitan Region of São Paulo, we were required to adjust our investment programs commencing in 2014. These adjustments are expected to continue in 2019 due to the priority given since 2014 to emergency investments in water.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution.  For the period from 2019 through 2023, we plan to spend R$7.7 billion in water-related investments. The main programs are:

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has at times exceeded the capacity of our water systems. On account of the high demand, prior to September 1998, a portion of our customers in this region received water only on alternate days of the week. We refer to this as “water rotation”.  In order to address this situation, we implemented the Metropolitan Water Program (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region. This program terminated in 2000 and the water rotation measure was eliminated, but we have nevertheless maintained our investment plans for the region. In 2018, we invested approximately R$165 million in the Metropolitan Water Program.

Since 2000, the Metropolitan Water Program has increased the production capacity by 13.1 m³/s, 5 m³/s of which can be attributed to the Public Private Partnership, or “PPP”, conducted in the Alto do Tietê concluded in 2011, 2.1 m³/s of which can be attributed to increased production in the Guarapiranga System, concluded in 2015, and 6 m³/s due to the implementation of the new São Lourenço water supply system.

São Lourenço Project

The metropolitan region lacks water sources, which requires us to obtain water from increasingly distant sources. In order to address this situation, we developed, under a PPP contract, a new supply system called São Lourenço, which expands our production capacity by 6.4 m³/s and should be able to benefit a population of almost 1.5 million people. The PPP contract was executed in August 2013 and construction began in April 2014. The project was undertaken by Sistema Produtor São Lourenço S.A., which is a special purpose company controlled by the construction companies Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A. The construction was completed in April 2018 and operations began in July 2018. In May 2018, Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A. sold their shares of Sistema Produtor São Lourenço S.A. to CGGC Construtora do Brasil Ltda., a Chinese-owned company.

As of December 31, 2018, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system). After monetary adjustment, the contract amounts to approximately R$7.9 billion and has a 25-year term, four years of which was dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; preservation and cleaning, surveillance and property security.

Interconnection of Jaguari and Atibainha Reservoirs

In February 2016, we began the construction work on the interconnection of Jaguari (part of the Paraíba do Sul Basin) and Atibainha reservoirs (part of the PCJ River Basin, Cantareira System), which is a strategic and priority project to guarantee secure access to water for the metropolitan region of São Paulo. This project was completed during March 2018, when we also began transferring 5.13 m³/s of water from the first to the other.

Since May 2018, the transfer of water also works in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, enabling to reverse up to 12.2 m3/s and optimize the reservation capacity of both reservoirs, while benefiting the population of the Paraíba Valley.

Reversal of the Itapanhaú River

The Itapanhaú River system is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to Biritiba-Mirim reservoir, part of the Alto Tietê system. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê system as well as indirectly benefit 20.9 million people in the greater São Paulo region. In 2017, we finalized the bidding process that selected the consortium which will execute the project. The investment will be of R$91.7 million and the start of works is conditional on obtaining the installation license expected for the second half of 2019.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss by efficiently integrating and expanding existing initiatives in our business units. This program has a 12‑year term that began in 2009.  We anticipate total investments of approximately R$6.2 billion (current value) throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by the Japan International Cooperation Agency, or JICA and BNDES.

The program aims to reduce the rate of water loss from 436 liters per connection per day in December 2008 to 267 liters per connection per day by 2021, which is equivalent to reducing the Water Metered Loss Index (based on measured consumption) from 34.1% in December 2008 to 28.5% in 2021.  In 2018, we invested approximately R$645.6 million in this program and our water loss measured 293 liters per connection per day and our Water Metered Loss Index averaged 30.1%.

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

In order to reach this goal, we built two water treatment plants, which started operations in 2013:  Mambu/Branco, with water treatment capacity of 1.6 m³/s, and Jurubatuba, with water treatment capacity of 2 m³/s. We have also begun constructing two additional water treatment plants in the municipality of Peruíbe, and in 2018, we started to enlarge the treatment capacity of the water treatment station Mambu Branco, from 1.6m3/s to 3.2m3/s, which we estimate to conclude by 2021.

In 2016, the integrated system of the Baixada Santista metropolitan region was reinforced with the commencement of operations at the Melvi Treated Water Reserve Center, located in Praia Grande. The Center’s reserves went from 20 million to 45 million liters. The infrastructure is part of the Mambu-Branco production center (inaugurated in 2013 in Itanhaém) and will serve residents and tourists in two municipalities of the Baixada Santista region (Praia Grande and São Vicente).  The program is supported by funds from the Caixa Econômica Federal as well as our own funds.  In 2018, we invested R$33.6 million in the Coastal Water Program.

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage.  For the period from 2019 through 2023, we plan to invest R$11.0 billion in sewage collection and treatment.  The main programs are:

Tietê Project

We have been working in the metropolitan region of São Paulo in sanitation programs that aim to contribute to the revitalization of rivers and streams, and its main program is the Tietê Project.

Established in 1992, the project aims to contribute to the progressive revitalization of the Tietê river and its tributaries, in the Alto Tietê basin, where the metropolitan region of São Paulo is located, through the expansion and optimization of the sewage collection, transportation and treatment system.

Considering the complexity and challenges faced to implement infrastructure projects in crowded and disorderly urbanized areas such as São Paulo, it was necessary to structure the project in stages.

From 1992 to the end of 2018, the investments totaled US$2.9 billion, of which R$441.9 million were disbursed in 2018. Part of the resources allocated to the program are our own capital and the remainder comes from financins granted by the Inter-American Development Bank - IDB, BNDES and Caixa Econômica Federal - CEF.

During this period, 1.77 million domestic sewage connections were built and 4.45 thousand km of interceptors, trunk collectors and collection networks were built to collect and transport the sewage to treatment in our plants, whose installed capacity for treatment almost tripled.

As a result, the treated sewage outflow at the metropolitan region of São Paulo increased from four thousand liters per second in 1992 to the current 18.7 thousand liters per second. This increase, of 14.7 thousand liters per second, is equivalent to the sewage generated by approximately ten million people. As a result, sewage collection that served 70% of the urbanized area of the metropolitan region of São Paulo in 1992 increased to 87% by the end of 2018. Sewage treatment increased from 24% to 70% of the volume collected.

The program aims to increase by 2024 the coverage rate with the sewage network in the metropolitan region of São Paulo to 92% and the treatment index to 90% of the total collected, with the conclusion of the third stage, now under way with a 70% progress, and the works already planned for the fourth stage, with priority interventions currently in concurrent execution.

In 2018, the completion of the second phase of the expansion of Sewage Tratment Plant Barueri, the largest treatment plant in South America, allowed us to increase from 12 thousand liters per second (reached in 2017) to 16 thousand liters per second currently.

It is also worth mentioning the implementation of the ITi-7 sewage interceptor under the Marginal Tietê, a highway that runs through the city of São Paulo along with the Tietê River, expected to be completed by the beginning of 2020, benefiting approximately 2 million people living in the central and southern regions of the city of São Paulo, highly verticalized, with collector piping operating close to its limit.

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

Since 2007, 151 urban streams have been decontaminated, benefiting approximately 2.5 million people.  In 2018, we invested R$9 million in the Clean Stream Program. The program is supported by funds from the Caixa Econômica Federal as well as our own funds. Part of the investment related to the Tietê Project benefits the Clean Stream Program.

In 2018, through certain actions for the regularization of the sewage systems through the Clean Stream Program, complementary to the Tietê Project, we were able to clean up an extensive stream in the city of São Paulo, named Traição, benefiting more than 210 thousand people, in addition to the advances in sanitation works in sub-basins of the streams in conclusive phases. Throughout the year, we also continue to inspect and monitor the water quality of previously decontaminated streams.

However, despite our constant monitoring of pollution levels, the municipality of São Paulo’s difficulties in moving low-income families who live in risky areas has led to a slowdown in progress under the program. We have renewed the partnership with the municipality and the objectives for 2019 are under discussion.

Clean Wave Program

The Clean Wave Program (Programa Onda Limpa) is the largest environmental sanitation program on the Brazilian coast. Its main goal is to improve and expand the sewage systems in the municipalities that cover the metropolitan region of Baixada Santista, seeking the universalization of sewage services in the region. The program will improve the condition of 82 beaches and will benefit approximately 4 million people, including locals and tourists who visit the coast, especially in the summer months.

Due to the complexity and challenges involved in the implementation of infrastructure projects in coastal regions, the Program was structured in stages. In the first phase, started in 2007, 1,263 km of sewage collection networks, 4.5 km of submarine emissaries, two sewage pre-conditioning stations, seven sewage treatment stations and approximately 110 thousand sewage connections were implemented, resulting in the increase of the collected sewage index from 53% to 81% in 2018, reaching 100% treatment of the sewage collected. We invested R$1.9 billion in this phase, with our own resources and financing from JICA and BNDES.

The second phase of the Program began in 2018 and aims to implement two sewage preconditioning stations, each with a treatment capacity of 1.4 m3/s of sewage and replacing the diffuser sections of two submarine emissaries in the city of Praia Grande. This stage also includes the implementation of approximately 450 km of collecting networks, 48 thousand new connections, three new sewage treatment plants and eleven additions and improvements to existing sewage treatment plants. We expect to complete this step in 2025, with 92% sewage collection and maintenance of sewage treatment index collected.

The third stage of the Program is under planning, with execution estimated between 2025 and 2030, and a forecast of 95% sewage collection and treatment of all sewage collected.

Other Policies and Programs

Nossa Guarapiranga

The Nossa Guarapiranga Project launched in December 2011 is still running. Its main objective is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga reservoir and indirectly serves a further three million people who consume the water from this water basin. We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the bottom of the reservoir’s main affluents in order to retain solid residue and installed drains to collect residue from rivers in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the bottom of the dam in the river basin. Two vessels were built specifically for this purpose. We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga Project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2018, we removed an average of 200 m³/month of solid residue and approximately 1,370 m3/month of water plants from this basin.

Pró‑Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last eight years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period, we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people. As of December 2018, we completed approximately 25.5 thousand sewage connections under the Pró-Conexão program.

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

B.      Business Overview

Our Operations

As of December 31, 2018, we provided water and sewage services to 369 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements. We also supplied treated water on a wholesale basis to five municipalities located in the São Paulo metropolitan region and urban conurbations, including Guarulhos.  The majority of these concessions have 30‑year terms. Due to court orders, we temporarily suspended our services in two other municipalities (Cajobi and Macatuba). For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”. Between January 1, 2007 and December 31, 2018, we entered into agreements with 307 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which twenty were entered into in 2018.  As of December 31, 2018, these 307 municipalities accounted for 81.1% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2018, 35 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2019 through 2030, 31 concessions will expire.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts”.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP”.  For a description of our operating segments please see Note 26 to our financial statements as of and for the year ended December 31, 2018.

Operating segments are presented in our annual report in a manner consistent with the internal reporting provided to our chief operating decision maker, which is the board of directors and the board of executive officers, as determined under IFRS 8.  Under Brazilian GAAP, prior to our conversion to IFRS, the financial information for construction services was not separately presented and construction costs related to concessions were capitalized within property, plant and equipment.  As a result, our chief operating decision maker did not review the results of this business.  Following our conversion to IFRS, our chief operating decision maker decided to continue to exclude the construction results from the internal reporting of our revenues and expenses, thus not basing their decisions on discrete financial information for that business.  Consequently, the business did not qualify as an operating segment under IFRS 8.  Nonetheless, after our conversion to IFRS and for IFRS financial statement purposes only, we started to record such results separately as construction revenue and costs under IFRIC 12.  Although such information is available discretely, it is not analyzed by our chief operating decision maker as such and is not the basis for operational decisions.

We set forth below a description of our activities.

Wholesale Operations

Wholesale Water Services

Until the end of 2018, we provided water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region (Guarulhos, Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul). However, in December 2018 we entered into an agreement with the municipality of Guarulhos to provide water and sewage services on a retail basis as from January 2019, replacing water services on a wholesale basis.  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law No. 11.445/2007. In 2018, the revenues from wholesales water services were R$1,117.4 million (including the amount of R$928.0 million related to agreement with the municipality of Guarulhos. For more information on this agreement, see Note 9 to our 2018 financial statements).

The Brazilian courts could oblige us to continue to supply water to these municipalities, even when we have not received payments due to us. If they do not pay, we have no way of ensuring that negotiations with these municipalities or legal action taken against them will result in payments being made.  For example, the municipalities of Santo André and Mauá still owe us significant sums in respect of water that we have been providing to them on a wholesale basis. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.  We have intensified the process of collecting these sums and other amounts using the Single Registry of Debtors of São Paulo (Cadastro Único de Devedores de São Paulo), or State CADIN, and we executed Protocols of Intentions with Santo André and Mauá, in 2015 and 2016, respectively, seeking to resolve the outstanding amounts and restore normal commercial relations with them but the negotiations were not successful. Accordingly, we signed a new Protocol of Intentions with the municipality of Santo André in March 2019.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues. Through these agreements, in 2018 we invoiced approximately 31.1 million cubic meters of sewage collected from these municipalities. We believe this illustrates our commitment to social and environmental responsibility. In 2018, our revenues from wholesale sewage services were R$46.9 million.

In December 2018, we entered into an agreement with the municipality of Guarulhos to direct supply water and sewage services to the municipality for 40 years.  The municipality of Guarulhos holds a PPP contract entitled part of the sewage services and we hold an interdependent contract with the SPE that holds the PPP contract. We are responsible for all commercial and billing services.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2018, we produced approximately 2,799.7 million of cubic meters of water. The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 69.1% of water invoiced by volume in 2018.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	1,959.6	1,952.3	1,888.8
Regional Systems	840.1	830.9	807.4
Total	2,799.7	2,783.2	2,696.2
Invoiced:
São Paulo metropolitan region	1,194.5	1,175.8	1,136.7
Wholesale	262.7	256.7	227.4
Regional Systems	650.7	643.4	626.2
Total	2.107,9	2,075.9	1,990.3

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

Water Resources

We can withdraw water only to the extent permitted by DAEE pursuant to water rights granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of ANA a federal agency under the Ministry of the Environment is required. We currently withdraw substantially all of our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods.  For more information on water usage regulation, see “—Environmental Matters—Water Usage”.

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 231 reservoirs of treated water, which are located in the areas under the influence of the nine water producing systems (including the São Lourenço water supply system) comprising the interconnected water system of the São Paulo metropolitan region.  The total capacity of the water sources available for treatment in this area is 82.1 m³/s, not including an additional 5.5 m³/s resulting from the emergency construction work conducted by us in 2014 and 2015. Total current installed capacity is 80.9 m³/s and can be distributed to the São Paulo metropolitan region.  Average verified production for the interconnected water system of the São Paulo metropolitan region was 60.9 m³/s during 2018.  The Cantareira, Guarapiranga and Alto Tietê systems produce 82% of the water we distributed in the São Paulo metropolitan region in 2018.

In March 2018, we began operations of one of the important projects for the interconnected water system of the São Paulo metropolitan region with the beginning of the transfer of water from the Jaguari reservoir to the Atibainha reservoir. The interconnection between the Jaguari and Atibainha reservoirs has an average flow of 5.13m3/s and represents an important increase in water security for the Cantareira System and for the water supply in the São Paulo metropolitan area. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Interconnection of Jaguarí and Atibainha Reservoirs”.

The construction of the São Lourenço Production System, another important project for the interconnected water system of the São Paulo metropolitan region, began in April 2014 and was completed in April 2018 and operations began in July 2018. The São Lourenço Production System represents an increase of 6.4m3/s in water availability and production capacity of the region’s integrated system and is the ninth interconnected production system for the Metropolitan Region. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—São Lourenço Project”.

In 2018, the Cantareira system accounted for 39% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 72.2% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

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

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2018	2017	2016
	(in cubic meters per second)
Water production system:
Cantareira	23.9	25.0	22.0
Guarapiranga	13.4	13.3	13.9
Alto Tietê	12.9	11.8	11.7
Rio Claro	3.4	3.9	3.8
Rio Grande (Billings reservoir)	4.3	4.5	4.9
Alto Cotia	1.1	1.2	1.2
Baixo Cotia (2)	0.2	0.8	0.9
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	1.6	-	-
Total	60.9	60.6	58.5

(1)     Average of the twelve months ended December 31, 2018, 2017 and 2016.

(2)   At the beginning of 2018, the region served by the Baixo Cotia system began to be supplied by the São Lourenço system.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We installed 199.1, 207.3 and 200.2 thousand new water connections in 2018, 2017 and 2016, respectively. The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 25 are operated directly by us under this system. Through this system, we serve the other five municipalities on a wholesale basis, including Guarulhos, whereas distribution is the responsibility of other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system. This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$18.7 billion from 2019 to 2023 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2018, our total investment in water supply systems amounted to R$2.3 billion, of which R$2.0 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network. We operate 247 treatment facilities, of which nine are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70.0% of all water we produced in 2018.  The type of treatment used depends on the nature of the source and quality of the untreated water.  For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources.  All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

	As of December 31,
	2018	2017	2016
Water distribution pipes and water transmission lines (in kilometers)	75,519	74,396	73,015
Number of connections (in thousands)	9,053	8,863	8,654

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC. Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2018, our water distribution pipes and water transmission lines included: (i) 38,858 kilometers in the São Paulo metropolitan region; and (ii) 36,661 kilometers in the Regional Systems.

As of that date, we had 375 storage tanks in the São Paulo metropolitan region with a total capacity of 2.3 million cubic meters, and 2,056 storage tanks in the Regional Systems. Furthermore, we had 462 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	in thousands
	2019	2020	2021	2022	2023	2019 – 2023
São Paulo metropolitan region	124	127	127	127	127	632
Regional Systems	62	65	65	65	65	322
Total	186	192	192	192	192	954

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

Among the principal indicators utilized to measure rates of water loss are the following:

•         Water Billed Loss Index (WBLI), in %;

•         Water Metered Loss Index (based on metered consumption) (WMLI); and

•         Water Loss per Connection, (TLDC) in liters per connection per day.

These indicators are calculated by applying the following formulas:

WBLI =	Vproduced (Vinvoiced + Vused)
Vproduced
WMLI =	Vproduced – (Vmeasured + Vused)
Vproduced
TLDC =	Vproduced – (Vmeasured + Vused)
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

Using this calculation method, as of December 31, 2018, we experienced 337 liter/connection per day of water loss in the São Paulo metropolitan region and 226 liter/connection per day of water loss in the Regional Systems, averaging 293 liter/connection of water loss per day. We have a Corporate Program for Reduction of Water Loss in place that aims to reduce total water loss to around 267 liters/connection per day, and the Water Metered Loss Index to 28.5% by 2021.

In order to continue to supply water to the population despite its low availability, one of the measures that we adopted was to further reduce water pressure across our network of operation.  Insomuch as the utilization of water sources, real water loss (water physically lost) fell from 22.2% in December 2008 to 19.9% in December 2018.

For more information on the measure we have adopted to confront the water crisis, see “—The 2014-2015 Water Crisis”.

Our strategy to reduce water loss has two approaches:

•	reduction in the level of physical loss, which results mainly from leakage. To this end we are primarily replacing and repairing water transmission lines and pipes and installing probing and other equipment, including strategically located pressure‑regulating valves; and

•	reduction of non‑physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and from clandestine and illegal use. To this end we are upgrading and replacing inaccurate water meters, increase anti-fraud actions and expanding our anti‑fraud personnel.

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network. We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law. Our laboratories analyze an average of 90 thousand samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by Inductively Coupled Plasma (ICP).  Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Quality and Technology, or INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, ABNT, and the National Standard Foundation, or NSF, and the American Water Works Association, or AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on: (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water. We also participate in the Clean Stream Program to clean important streams in the city of São Paulo.  Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga and Pró‑Conexão.  See “—Main Projects of Our Capital Expenditure Program—Clean Stream Program”, and “—Other Policies and Programs—Nossa Guarapiranga”.

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2018, we collected approximately 82% and 85% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively. During 2018, we collected approximately 83% of all the sewage produced in the municipalities in which we operated in the state of São Paulo. We installed 215.3 thousand, 221.8 thousand and 236.6 thousand new sewage connections in 2018, 2017 and 2016, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2018, we were responsible for the operation and maintenance of 51,788 kilometers of sewage lines, of which approximately 27,036 kilometers are located in the São Paulo metropolitan region and 24,752 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2018	2017	2016
Sewage lines (in kilometers)	51,788	50,991	50,097
Sewage connections (in thousands)	7,495	7,302	7,091

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

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive it as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties by us.  In extreme cases, the State of São Paulo Environmental Company (Companhia Ambiental do Estado de São Paulo), or CETESB, is notified in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies.  Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 80% as of December 31, 2018.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

	2019	2020	2021	2022	2023	2019‑2023
	in thousands
São Paulo metropolitan region	147	154	154	155	155	765
Regional Systems	80	86	92	92	85	435
Total	227	240	246	247	240	1,200

Sewage Treatment and Disposal

In 2018, approximately 64% and 99% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 76% of the consumer units of our sewage services in the state of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached full coverage of sewage collection and treatment services in the regions where we operate, we are making efforts to reach this goal.

We currently operate nine ocean outfalls and 556 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have a treatment capacity of approximately 24.5 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region of São Paulo State, treatment consists largely of stabilization ponds. There are 489 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 16.9 cubic meters of sewage per second.  Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation. We have 43 sewage treatment facilities in the coastal region.

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

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375/2006 of the CONAMA, Federal Law No. 12,305/2010, regulated by Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Currently, the sludge generated through our activity goes mainly to landfills authorized to receive it.  In turn, we treat the leachate generated in these landfills.

Current legislation and the population at large demand advances in the search for alternative technologies that minimize the generation of and find beneficial uses for sludge.  In light of these demands, we work on several fronts, seeking innovative approaches to the destination and final disposal of sludge.

Additionally, using financing from Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP), we are also developing two other innovating projects aiming to reduce the disposal of sludge in landfills.  The first project uses a gasification system that uses specialist technology to transform sludge from sewage treatment plants into a solid product, weighing 5% of its initial weight, which can be re-used in construction work.  The second project consists of a sludge dryer that uses highly mechanized and automated processes, drawing on solar energy, to reduce up to 70% of initial volume.

Principal Markets in Which We Operate

As of December 31, 2018, we operated water and sewage systems in 369 of the 645 municipalities in the state of São Paulo.  In addition, we supplied water on a wholesale basis to five municipalities located in the São Paulo metropolitan region, including Guarulhos, with a total population of approximately 3.1 million people.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the years indicated:

	Year ended December 31,
	2018	2017	2016
	(in millions of R$)

São Paulo metropolitan region	10,295.5	8,636.9	7,749.7
Regional Systems	3,958.1	3,586.8	3,372.5
Total	14,253.6	12,223.7	11,122.2

Competition

In 2018, there were 276 municipalities operating their own water and sewage systems with a total population of approximately 16.7 million, or approximately 38% of the population of the state of São Paulo.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made”.  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the state of São Paulo, we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply to industrial customers.  Several large industrial customers located in municipalities we serve use their own wells to meet their water needs.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone water treatment solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.  Since these fixed demand agreements (take-or-pay contracts) with certain of our industrial customers were not covered by our bonus program, until April 2016, we suspended the fixed demand requirement in order to encourage lower water consumption.  In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles. We started 2018 with 482 formal contracts and ended the year with 531 contracts. For more information about the water crisis, see “—The 2014-2015 Water Crisis”.  For more information on Take-or-pay Contracts see “—Tariff Structure—Fixed Demand Agreements (Take-or Pay)”.

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

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through independent contractors who are also responsible for reading water meters, although a proportion of clients elected, for convenience purposes, to receive their bill through regular mail.  Water and sewage bills can be paid at some banks and other locations in the state of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.34 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2018, 2017 and 2016, we received payment of 93.8%, 94.1% and 93.0%, respectively, of the amount billed to our retail customers, and 93.8%, 94.1% and 93.0%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2018, 2017 and 2016, we received 99.4%, 99.2% and 97.2%, respectively, of the amount billed to the State entities. With respect to wholesale supply, in 2018, 2017 and 2016, we received payment of 38.5%, 60.1% and 74.1%, respectively, of the amount billed within 30 days.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which previously would take effect in September.  Pursuant to the most recent tariff revision, both the base date and future adjustments take place in April.

Tariffs have historically been adjusted once a year and for periods of at least 12 months.  See “—Government Regulations Applicable to our Contracts—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

With the publication of the Basic Sanitation Law, Federal Law No. 11,445/2007, states have been required to establish independent regulators responsible for the regulation of basic sanitation services, including tariff regulation.  To exercise this assignment, the State of São Paulo enacted State Supplementary Law No. 1,025/2007, that established ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction.  The guidelines by which we readjust our tariffs are defined pursuant to State Decree No. 41,446/1996, which were ratified by Federal Law No. 11,445/2007 and regulated by resolutions issued by ARSESP.

In regard to municipalities that have not explicitly selected ARSESP as their regulator, the Basic Sanitation Law allows the municipality to create other regulatory agencies of their own.  In 2007, the municipality of Lins decided to create its own regulatory authority, although it revised this decision in 2010, transferring to ARSESP the regulation of the water activities performed in Lins, including for the setting of tariffs.  The municipality of Lins has, however, reserved the power to ultimately approve the tariff set by ARSESP.

In addition, in 2011, the municipalities located in the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers created a consortium known as ARES/PCJ to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in four municipalities (Piracaia, Mombuca, Santa Maria da Serra and Aguas de São Pedro). In 2016 we obtained a definitive favorable decision in the Piracaia proceeding and in 2018, we obtained a definitive favorable decision in the Mombuca and Santa Maria da Serra proceedings. However, as the debate continues in the Aguas de São Pedro proceeding, we cannot predict the outcome of this case or how it may affect our business. Furthermore, regional and municipal agencies may continue to be created and may dispute with ARSESP regarding the regulation and oversight of our services.  See “Item 3.D. Risk Factor—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

First Ordinary Tariff Revision (2013-2016)

On November 1, 2013, ARSESP issued Resolution No. 435/2013 which authorized us to implement a linear tariff adjustment increase of 3.1451% for tariffs beginning December 11, 2013.

In April 2014, ARSESP issued Resolution No. 484/2014 (further ratified by ARSESP Resolution No. 520/2014). Considering the provisions of Resolution No. 484/2014, we decided to postpone the application of the repositioning index to an opportune date no later than the end of December 2014.

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

Taking into account the unusual situation in our industry as a result of the lack of rainfall and our measures to encourage water savings in order to ensure supply, we had to implement a series of measures, including the following:

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

Extraordinary Tariff Revision as a Result of the Water Crisis

In March 2015, we filed a request with ARSESP for an extraordinary tariff revision due to the decline in the volume of water billed because of the water crisis and the unforeseen increase in electricity tariffs.  After analyzing our request and receiving opinions through public consultations, ARSESP published Resolutions No. 560/2015 and No. 561/2015:

I.            Resolution No. 560/2015, published May 4, 2015, authorized a readjustment of 7.7875% on existing tariffs, which constituted of:  (i) an annual tariff readjustment for the year of 2015 of 7.1899%, calculated based on the 8.1285% variation in the IPCA in the period between March 2014 and March 2015, minus the efficiency factor of 0.9386%; and (ii) the additional adjustment of 0.5575% due to the postponement of the application of the Ordinary Tariff Review (the tariff review that adjusts tariffs according to inflation), authorized in May 2014 but only applied in December 2014, when it was partially compensated; and

II.          Resolution No. 561/2015, also published May 4, 2015, established the 6.9154% index of the Extraordinary Tariff Revision (the tariff revision we requested due to the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs) for us, applicable to the tariffs authorized on this date by Resolution No. 550.  Both tariff adjustments, combined, resulted in the 15.24% index.  The new tariff values began to apply on June 5, 2015.

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

Due to delays in retaining a consulting company to advise ARSESP on the tariff revision and to the fact that it was impossible to predict when this consulting company would be retained, ARSESP released Resolution No. 706/2017 on January 19, 2017. This resolution divided the Second Ordinary Tariff Revision process into two parts. Due to extensions resulting from the need for supplemental information from us, the first part, which was initially expected to be concluded by June 30, 2017, was completed on October 10, 2017. The second part was concluded in May 2018.

On October 6, 2017, ARSESP published the Final Technical Note NT/F/004/2017 and the Detailed Report on the first part of the Second Ordinary Tariff Revision.These publications set the initial regulatory remuneration asset  base at R$40.3 billion (although this value was not final), increased the annual rate (WACC) from 8.06% to 8.11% and set the preliminary tariff revision (Preliminary P0) at R$3.6386/m3 using the April 2017 price. On October 10, 2017, ARESP approved Resolution No. 753/2017, authorizing us to apply the tariff repositioning index of 7.8888%, effective on November 10,2017.

On November 10, 2017, ARSESP authorized us to charge our customers for the Regulatory, Control and Inspection Fee (Taxa de Regulação, Controle e Fiscalização, or TRCF) by 0.5% including it in customer bills in the municipalities regulated by ARSESP, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013. This fee was initially established by the State Supplementary Law No. 1.025/2007.

With respect to the second stage of the Second Ordinary Tariff Revision, on March 26, 2018, ARSESP released Preliminary Technical Note NT/F/0004-2018 with the proposed calculation of the maximum average tariff (P0) and the X Factor. This technical note established a final regulatory asset base of R$38.4 billion, a WACC of 8.11%, an X Factor of 0.9287%, a P0 of R$3.8207/m³ and a tariff repositioning index of 4.7744%. After Public Consultation and Public Hearings on the Final P0 proposal, ARSESP released, on May 9, 2018, Final Technical Note NT/F/0006/2018 and Resolution No. 794/2018, establishing a final regulatory asset base of R$39 billion, a WACC of 8.11%, an X Factor of 0.8885%, a P0 of R$3.7702/m³ and a tariff repositioning index of 3.5070% effective on June 9, 2018.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed: (i) an administrative appeal questioning the methodology utilized for applying the compensatory adjustment to revenue, electricity costs and investments made during the first tariff cycle; (ii) a request for clarification of the reasons leading to a significant reduction in OPEX projections for the period 2017-2020; (iii) a request to review estimates for the X Factor calculations of the compensatory adjustment for the delay in the application of the Second Ordinary Tariff Review; and (iv) a request to review the calculation of the financial component related to municipal funds, this one related to the contract with the municipality of São Paulo.

On February 28, 2019, ARSESP published the result of the applications filed on May 24, 2018 (described above).  With regard to the administrative appeal, ARSESP decided not to accept its merits. Regarding the request for clarification and estimate review; ARSESP partially accepted our arguments and determined: (i) the correction of the X factor, reducing it from 0.8885% to 0.6920%; and (ii) to apply a compensatory adjustment of 0.8408% to the upcoming tariff adjustment to cover: a) the delay in the application of the Tariff Revision in the second cycle, specifically related to the capitalization of revenue differences after June 2018; and b) an adjustment in the reference price dates adopted in the OPEX calculation, from December 2017 to April 2017. The final results of an index of 0,8408%, to be applied at the same time as the annual tariff adjustment in May 2019.

On April 10, 2019, ARSESP issued Resolution No. 859/2019 which authorizes us to implement a tariff readjustment of 4.7242% to the current tariffs, comprised of: (i) IPCA variation in the period of 4.5754% effective (ii) efficiency factor (X Factor) of 0.6920%; and (iii) Compensatory adjustment of 0.8408%.  This tariff readjustment will be effective on May 11, 2019.

Regulatory Agenda

On November 1, 2018, ARSESP opened public consultation No. 09/2018 with the objective of collecting contributions and opinions related to the proposal of the Regulatory Agenda ARSESP 2019-2020. The purpose of this Regulatory Agenda is to ensure transparency and participation by the society in the regulatory process and to give users of regulated public services, economic agents and other interested parties the opportunity to express their opinion, as well as to obtain subsidies that may provide a greater degree of reliability, clarity and security to the agency’s decision-making process. On January 31, 2019, ARSESP announced the result of this public consultation (No. 09/2018) and among the subjects that were discussed are the regulatory criteria for the recognition as part of the tariffs of the transfers made to all municipal funds for environmental sanitation and infrastructure, expected to be concluded in the first half of 2019.

On February 8, 2019, ARSESP published the Public Consultation No. 02/2019, which aims to obtain contributions on the Regulatory Criteria for the recognition of the tariffs for the transfers to municipal funds for environmental sanitation and infrastructure. Our contributions to this Public Consultation were forwarded on March 11, 2019.

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

•      On May 9, 2018 ARSESP announced the final results of the Second Ordinary Tariff Revision. Following this revision cycle, ARSESP will pass-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. Our only contract that provides for this and complies with ARSESP´s requirements is with the municipality of São Paulo and, accordingly, today 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure are being passed through to our tariffs.

•      On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. On February 28, 2019, ARSESP rejected our reconsideration request and maintained their original calculation of the financial component related to municipal funds. For more information, see “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020).”

•      Considering the final results of the Second Ordinary Tariff Revision released on May 9, 2018, in the current tariff cycle (2017-2020) this 7.5% charge will not be passed in full through to customers.

For more information see “Item 3.D. Risk Factors—Risks Relating to Our Business—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.”

Tariff Structure

Regarding the tariff structure, ARSESP Resolution No. 463/2014, published in January 2014, established April 10, 2014, as the deadline for publication of the timetable for the implementation of our new tariff structure.  However, on April 17, 2014, ARSESP issued Resolution No. 484/2014, which maintains the current tariff structure and does not set a date for implementation of the new tariff structure.

However, in the Public Consultation No. 09/2018, one of the topics included in the Regulatory Agenda 2019-2020 proposed by ARSESP is the preparation of studies and proposals for a review of our tariff structure and respective implementation plan. This subject is expected to be concluded in the first half of 2020.

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

Fixed Demand Agreements (Take‑or‑Pay)

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5 thousand cubic meters of water per month and that enter into fixed demand agreements (take‑or‑pay) with us for at least one‑year terms, with the aim of retaining these industrial and commercial customers.  In October 2007, the minimum volume for entering into these agreements was reduced from 5 thousand cubic meters per month to 3 thousand cubic meters per month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  Since 2008, we have been authorized by ARSESP to establish tariffs for non‑residential customers, such as industrial and commercial customers, that consume more than 3 thousand cubic meters per month, with a maximum tariff equal to the tariffs applicable to non‑residential customers that consume more than 50 cubic meters per month.  In 2010, ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into fixed demand agreements with us to a minimum of 500 cubic meters per month.

In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles.  We started 2018 with 482 formal contracts and ended the year with 531 contracts.  For more information about the water crisis, see “—The 2014-2015 Water Crisis”.

On November 2, 2018, ARSESP published Resolution No. 818/2018 which provides the criteria for the execution and inspection of contracts for the supply of water and sewage services for large users of non-residential use categories, governing the conclusion of new contracts and adjusting existing contracts to the new rules.

The ARSESP Resolution No. 818/2018 consolidates all the regulatory guidelines for the execution of contracts with large users, as well as establishing a system for the homologation of standard contracts setting out the transition rules for contracts already in force and determines the minimum and maximum limits for the fees that may be charged.  Additionally, this resolution allows ARSESP to amend such contracts, in case of a restriction of the water supply, and require mandatory disclosure of the contracts, as well as the results of their inspections, on the website of the provider.

Water and sewage services tariffs

We establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior region of São Paulo State and coastal regions which comprise our Regional Systems, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems. Each tariff schedule incorporates regional cross‑subsidies, taking into account the customers’ type and volume of consumption. Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service.  We use the excess tariff billed to high‑volume customers to compensate for the lower tariffs paid by low‑volume customers. Similarly, tariffs for non‑residential customers are established at levels that subsidize residential customers.  In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of São Paulo State and coastal regions. In 2018, 2017 and 2016, the average tariff calculated for the Regional Systems was approximately 25% below the average tariff of the São Paulo metropolitan region. Considering the current tariff  structure this is also expected for 2019.

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

Customer Category Consumption	As of May 11,	As of June 9,	As of Nov 10,	As of May 12,
	2019	2018	2017	2016
Residential	(reais per m3)
Standard Residential:
0‑10(1)	2.62	2.50	2.42	2.24
11‑20	4.10	3.91	3.78	3.50
21‑50	10.23	9.77	9.44	8.75
Above 50	11.27	10.76	10.40	9.64
Social:
0‑10(1)	0.89	0.85	0.82	0.76
11‑20	1.53	1.46	1.41	1.31
21‑30	5.43	5.19	5.01	4.64
31‑50	7.74	7.39	7.14	6,.62
Above 50	8.55	8.17	7.89	7.31
Shantytown (favela):
0‑10(1)	0.68	0.65	0.63	0.58
11‑20	0.77	0.73	0.71	0.66
21‑30	2.56	2.44	2.36	2.19
31‑50	7.74	7.39	7.14	6.62
Above 50	8.55	8.17	7.89	7.31
Non‑Residential
Commercial/Industrial/Governmental:
0‑10(1)	5.26	50.20	4.85	4.50
11‑20	10.23	9.77	9.44	8.75
21‑50	19.60	18.71	18.08	16.76
Above 50	20.42	19.50	18.84	17.46
Social Welfare Entities:
0‑10(1)	2.63	2.51	2.42	2.25
11‑20	5.11	4.88	4.71	4.37
21‑50	9.84	9.40	9.08	8.42
Above 50	10.22	9.76	9.43	8.74
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água – PURA), with reduction agreement:
0‑10(1)	3.94	3.76	3.63	3.37
11‑20	7.66	7.32	7.07	6.55
21‑50	14.74	14.08	13.60	12.61
Above 50	15.32	14.63	14.13	13.10

(1)        The minimum volume charged is for ten cubic meters per month.

On April 11, 2016, ARSESP issued Resolution No. 643/2016, which authorizes us to implement an 8.4478% tariff adjustment to our current tariffs, effective on May 12, 2016.

On October 10, 2017, ARSESP issued Resolution No. 753/2017, which authorizes us to implement a 7.8888% repositioning index to our current tariffs, effective on November 10, 2017.

On November 10, 2017, ARSESP authorized us to charge our customers for the Regulatory, Control and Inspection Fee (Taxa de Regulação, Controle e Fiscalização, or TRCF) by 0.5% including it in customer bills in the municipalities regulated by ARSESP, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013. This fee was initially established by the State Supplementary Law No. 1.025/2007.

On May 9, 2018, ARSESP issued Resolution No. 794/2018, which authorizes us to implement a 3.5070% repositioning index to our current tariffs, effective on June 9, 2018.

On April 10, 2019, ARSESP issued Resolution No. 859/2019 which authorizes us to implement a tariff readjustment of 4.7242% to the current tariffs, comprised of: (i) IPCA variation in the period of 4.5754% effective (ii) efficiency factor (X Factor) of 0.6920%; and (iii) Compensatory adjustment of 0.8408%.  This tariff readjustment will be effective on May 11, 2019.

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

PLANASA

The National Plan of Basic Sanitation (Plano Nacional de Saneamento Básico), or “PLANASA” was created in 1971, aiming to provide universal access to sanitation services in urban areas and to establish an adequate tariff policy, among other things. Afterwards, SABESP was created under State Law No. 119/1973 as a mixed capital company to provide basic sanitation services in the state of São Paulo while also acknowledging the autonomy of the municipalities within the State.

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

Additionally, Article 241 of the Brazilian Constitution establishes the legal regime for managing the rendering of public services among different federal, state and municipal government entities, including the total or partial transfer among these entities of fees, services, personnel and essential goods needed to render such public services. For example, such service can be rendered through a public consortium or a cooperation agreement under Federal Law No. 11,107 of April 6, 2005, also known as the Law on Public Consortia and Cooperation Agreements (Lei de Consórcios Públicos e Convênio de Cooperação), which, in turn, created a program contract which allowed for the waiver of the bidding process for companies like ours.

The Basic Sanitation Law

The Basic Sanitation Law No. 11,445/2007 went into effect on January 5, 2007, effectively revoking and substituting the PLANASA model, establishing nationwide guidelines for basic sanitation and seeking to create the appropriate solutions for the provision of basic sanitation considering the particular conditions in each state and municipality.  The Basic Sanitation Law also sought to facilitate the cooperation between the state and municipalities in the rendering of public services.

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

On December 28, 2018, Provisional Measure No. 868/2018 was issued with the same purpose of Provisional Measure No. 844/2018, which aims to amend the Basic Sanitation Law No. 11,445/2017; Law No. 9,984/2000, to attribute to the National Water Agency the power to enact national reference rules about the sanitation service; Law No. 10,768/2003 to change the role of the Water Resources Specialist; and Law No. 13,529/2017 to authorize the Federal Government to participate in the fund with the exclusive purpose to provide financial support for specialized technical services. This Provisional Measure is valid until June 3, 2019 and its conversion into law is pending approval by the National Congress. Although this Provisional Measure has been in force since the date of its publication, it is not yet possible to predict how it will impact contracts that we may enter into while the measure is in force.

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

Agreements with Municipalities and Metropolitan Regions

The state of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE”, to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba No. (LCE No. 1,241/2014) and Ribeirão Preto (LCE 1,290/2016), and the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and and Franca (LCE No. 1,323/2018).

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

We provide basic sanitation services for municipalities, urban conurbations and metropolitan regions.  In these municipalities, operations are regionalized and contracts are structured considering the financial and economic conditions of the entire region.  The regulation including taxes, control and oversight are the responsibilities of ARSESP (State Supplementary Law 1,025/2007 – Articles No. 6 and No. 10). With regard to local operations, the municipalities are responsible for providing basic sanitation services.  Thus, we operate through new contracts executed pursuant to a legal waiver of public tender under cooperation agreements between the state and municipalities which permit sharing the management of basic sanitation services.  With regard to metropolitan regions, we conduct our operations based on state legislation and contracts and make a note of any pending litigation addressing the delineation of responsibilities regarding basic sanitation services in municipalities, metropolitan regions, urban conurbations and microregions.

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

However, this decision is not yet fully effective, and, therefore, does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo.

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, which was subsequently converted into Federal Law No. 13,683/2018 and by Provisional Measure No. 862 of December 4, 2018, establishing within the term of five years, counted from the date of the institution of the metropolitan region or urban cluster: (i) the general guidelines for the planning, management and performance of public initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development. In addition, the Metropolitan Bylaws foresees mechanisms for integrated management and interfederal governance as well as the sharing of decisions by regional entities.

Despite the Brazilian Supreme Court’s March 6, 2013 decision and the Metropolitan Bylaws, some municipalities in metropolitan regions and urban clusters, including in metropolitan regions where we operate, have been conducting bidding processes for the concession of sanitation services without including shared management.

Establishment of ARSESP

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868/2006, creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo), or “CORSANPA”, to regulate basic sanitation services.  CORSANPA was directly subordinated to the State Secretariat for Infrastructure and Environment.  The main duty of CORSANPA was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.

The completion of such duties resulted in the publication of State Supplementary Law No. 1,025/2007 of December 7, 2007, which created the São Paulo State Sanitation and Energy Regulatory Agency (Agência Reguladora de Saneamento e Energia do Estado de São Paulo), or “ARSESP”, and partially revoked Supplementary Law No. 7,750/1992.  Furthermore, Supplementary Law No. 1,025/2007 maintained CONESAN, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento) or “FESAN”.  FESAN is connected to the State Secretariat for Infrastructure and Environment and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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

The implementation of these and other more recent rules will particularly impact our commercial and operational processes and may adversely affect us in ways we cannot currently predict.  Implementation of these rules started in 2011 and is expected to continue for the next few years.

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

We are currently evaluating the enforceability and legality of some of these rules.  Implementation of these rules started during 2011, is currently ongoing, and is expected to continue for the next few years.  The implementation of these rules will impact our commercial and operational processes, and may adversely affect us in ways we cannot currently predict.

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

Our Current Concession Agreements

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality. In the municipalities included in metropolitan regions, urban agglomerations and microregions, the State of São Paulo is also included as a party. The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows from the date of acquisition of the concession, assuming a discount of at least 12%.  For reference purposes, in 2011 ARSESP set the discount rate for our contracts at 8.06% and in October 2017 the discount rate was updated to 8.11% due to the Second Ordinary Tariff Revision.  See “—Tariffs”.

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

Another important development was that the new agreement model includes exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the execution of the agreements in cases involving the early resumption of services by the concession authority.

As of December 31, 2018, we provided water and sewage services to 369 municipalities.  The majority of these concessions have 30-year terms.  Due to court orders, we temporarily suspended our services in two other municipalities (Macatuba and Cajobi).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2018, we entered into agreements with 307 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which twenty were entered into in 2018.  As of December 31, 2018, these 307 municipalities accounted for 81.1% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2018, 35 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations to execute program agreements to substitute the expired concessions. From December 30, 2019 through 2030, 31 concessions will expire.

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

The receivables owed to us by Mauá, due to the termination of the concession, total R$85.9 million and have not been recognized in our financial statements due to the uncertainty of our ability to collect them as of December 31, 2018. Despite these developments, we currently supply water on a wholesale basis to Mauá.  In January 2016, the municipality of Mauá executed a Protocol of Intentions with us for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and us.  However, the negotiations with Mauá ended June 2016. On April 19, 2018, we published a press release stating that we have been in contact with the municipality of Mauá regarding directly supplying water to four neighborhoods that have been affected by a water shortage and to date no agreement was entered into to supply water to those neighborhoods.

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

The state of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE”, to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba No. (LCE No. 1,241/2014) and Ribeirão Preto (LCE 1,290/2016), and the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and Franca (LCE No. 1,323/2018).

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

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, which was subsequently converted into Federal Law No. 13,683/2018 and by Provisional Measure No. 862 of December 4, 2018, establishing within the term of  five years, counted from the date of the institution of the metropolitan region or urban cluster:  (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development.  However, this provision was repealed by Federal Law No. 1,368/2000.

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

However, this decision is not yet fully effective, as a ruling on a motion for clarification is currently pending, and therefore does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo. The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 72.2% of our gross operating revenue from services in 2018.

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

On December 16, 1996, the Governor of the State of São Paulo issued the decree No. 41,446/1996, which updated the existing tariff system and allowed us to continue to set our own tariffs.  Our tariffs are based on the general objectives of maintaining our financial condition and preserving “social equality” in terms of the provision of water and sewage services to the population while providing a return on investment.  The governor’s decree also directs us to apply the following criteria in determining our tariffs:

•         category of use;

•         capacity of the water meter;

•         characteristics of consumption;

•         volume consumed;

•         fixed and floating costs;

•         seasonal variations of consumption; and

•         social and economic conditions of residential customers.

With the enactment of the Basic Sanitation Law and Federal Consortium Law, we are prohibited from planning, overseeing and regulating services, which includes determining the tariff policy to be adopted.  Such activities are to be exercised by the owner of the concession.  Except for the responsibility for planning, the remaining activities may be delegated.

The current tariff structure maintains different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems.  There are four levels of volume consumed for each category of customer, except for the residential-social and shantytown (favelas) categories.  The residential-social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub categories were instituted to assist lower income customers by providing lower tariffs for consumption.  Customers are billed on a monthly basis.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid nonphysical loss resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.  We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

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

The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium known as the Regulatory Agency of Sanitation Services for the Piracicaba, Capivari and Jundiaí River Basin (Agência Reguladora dos Serviços de Saneamento das Bacias dos Rios Piracicaba, Capivari e Jundiaí), or ARES-PCJ, in 2011 to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in four municipalities (Piracaia, Mombuca, Santa Maria da Serra and Aguas de São Pedro).  In 2016 we obtained a definitive favorable decision in the Piracaia proceeding and in 2018, we obtained a definitive favorable decision in the Mombuca and Santa Maria da Serra proceedings.  However, as the debate continues in the Aguas de São Pedro proceeding, we cannot predict the outcome of this case or how it may affect our business.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

The 2014-2015 Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region based on the water supply during the driest period on record, which was from 1953 to 1954.  However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow recorded in 1953, the previous most critical year.  Consequently, the volume of water stored in the reservoirs in 2014 and 2015 declined significantly until September 2015, when the reservoirs once again held more water than 12 months previously for the first time since the beginning of the water crisis.  In the rainy season from October 2015 to March 2016 rainfall returned to historical levels and water levels in the reservoirs that provide water to the São Paulo metropolitan region, our largest market, increased. With the return of rainfall to the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region at normal levels, the measures taken during the water crisis to continue services to consumers were gradually discontinued. As of December 31, 2018, the reservoirs in the São Paulo metropolitan region contained 943.3 million m3 of water storage for treatment (including the São Lourenço System – a new supply system which expands our production capacity by 6 m3/s, and which commenced operations in July 2018), compared to 916.8 million m3 available for treatment as of December 31, 2017 not including the technical reserve of 287.5 million m³. The average monthly water production in 2018 for the São Paulo metropolitan region was 60.9 cubic meters per second, or m³/s, compared to 60.6 m³/s in 2017 and 58.5 m³/s in 2016.

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

Prior to February 2014 and the water crisis, this system supplied water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region. After the water crisis, when conditions returned to normal levels, this system supplies water to approximately 6.8 million people, with an annual average water production of up to 23.9 m³/s in 2018 in order to serve the São Paulo metropolitan region. The volume of water that may be extracted from the Cantareira System is now based on the volume of water available in the reservoirs.  A minimum of 10 m³/s of water may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs. This flow is defined in Joint Resolution Nos. 926/2017 and 925/2017, both dated May 29, 2017. See “Item 3.D. Risk Factors—Risks Relating to Our Business”.

Water Inflow to the Cantareira System

During the October 2013 – March 2014 rainy season, rainfall and water inflow levels into the reservoirs reached the lowest stream flow measurements in over 80 years.  This drought persisted in the rainy season between October 2014 and March 2015.  During the October 2015 – March 2016 and during the October 2016 – March 2017 rainy season, the level of rainfall in the region returned to the normal levels expected for the period and water inflow levels consequently improved. With the return of rainfall to its historical average, the measures taken during the water crisis to continue services to consumers were gradually discontinued.

The table below sets forth water inflow (volume of water that flows into the reservoirs or natural inflow from the river basin), showing:  (i) historical average and minimum flows; (ii) 1953, previously the driest year on record; (iii) inflow during the 2013-2014, 2014-2015, 2015-2016, 2016-2017 and 2017-2018 hydrological year; and (iv) inflow during the 2018-2019 hydrological year (through March 2019):

	For the month of
	Oct.	Nov.	Dec.	Jan.	Feb.	March	April	May	June	July	Aug.	Sep.
	(in m³/s)
Water Inflow
Historical Average	30.0	34.4	52.1	69.4	72.3	65.9	47.3	37.7	35.0	28.2	24.0	25.0
Historical Minimum	14.0	14.0	21.8	26.9	27.6	28.1	24.7	19.9	16.5	13.9	12.0	11.8
Drought of 1953	17.5	26.0	31.5	26.9	34.5	29.8	34.6	23.8	20.7	17.6	16.3	16.2
2013/14	25.1	22.1	22.5	15.4	10.5	18.9	17.2	10.1	10.0	6.4	8.2	9.0
2014/15	5.2	8.8	16.0	11.5	40.7	42.6	18.1	14.0	16.2	11.3	5.8	18.3
2015/16	14.8	27.1	52.3	73.8	49.6	69.8	24.1	25.0	62.9	19.4	19.3	14.9
2016/17	24.2	29.5	30.2	76.0	36.4	36.9	24.3	33.8	22.6	13.9	14.9	9.0
2017/18	13.7	23.0	18.8	57.4	35.8	33.2	17.5	13.7	20.1	15.6	20.1	17.9
2018/19	30.9	33.0	40.8	41.5	43.5	56.2

As a result of the drought and low water volume in the Cantareira System, DAEE and ANA regulated the volume of water we were permitted to extract from this system from March 2014 to May 2017. However, in May 2017, the water right that regulates the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, based on the volume of water available in the reservoirs was renewed. Under the new terms, the water we are permitted to withdraw from the system is divided into five tranches:  (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can withdraw up to 33 m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can withdraw up to 31 m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can withdraw up to 27 m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can withdraw up to 23 m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can withdraw up to 15.5 m3/s.

As of December 31, 2018, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 943.3 million m3 of water storage for treatment, compared to 916.8 million m3 (including the São Lourenço System – a new supply system with 59.0 million m3) available for treatment as of December 31, 2017. These figures do not include the Cantareira System’s technical reserve of 287.5 million m³.

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of March 2016, December 2016, March 2017, December 2017, March 2018, December 2018 and March 2019 at the end of the rainy season:

	For the month
	March 2019	December 2018	March 2018	December 2017	March 2017	December 2016	March 2016	Total Storage Capacity

Cantareira	542.4	387.8	532.3	405.2	931.9	740.1	641.9	1,269.5(1)(2)
Guarapiranga	155.8	103.3	141.4	101.6	135.4	123.6	150.0	171.2
Rio Grande	113.1	92.4	97.2	92.2	98.9	99.3	108.4	112.2
Rio Claro	13.9	10.9	13.9	10.1	13.9	11.3	14.0	13.7
Alto Tietê	511.9	282.6	362.8	294.8	314.6	248.1	247.9	573.8
Cotia	16.8	7.1	15.2	12.9	16.4	16.2	16.5	16.5
São Lourenço	87.3	59.1	-	-	-	-	-	-

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

The rain levels and water inflows into the reservoirs that supply the metropolitan region of São Paulo during the October 2018-March 2019 rainy season were at the historical average, when taking into account the accumulated volume, the completion of the São Lourenço Project and the Jaguarí-Atibainha interconnection, a greater capacity of water transfer between the water producing systems, and the lower level of water production due a lower average water consumption by the population, we believe that in terms of water security, the Metropolitan Region is prepared to face situations of similar magnitude as those observed in 2014 and 2015 in the future.

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

The Guarapiranga System, with a storage capacity of 171 billion liters, maintained favorable levels of water availability for the duration of the drought and was the system that supplied most water during the water crisis, serving an additional 1.4 million people in the south and southeast regions of the city of São Paulo who had previously been served by the Cantareira System.  As a result, the number of people served by the Guarapiranga System increased from 3.8 million before the water crisis to 5.2 million during the crisis.  As of December 31, 2018, the Guarapiranga System served a population of 4.6 million people.

Throughout 2014 and 2015, with the adoption of these measures, almost three million people who used to be served by the Cantareira System began to be served by other systems.  As of December 31, 2018, the Cantareira System served 6.8 million people, compared to 8.9 million people before the drought in February 2014.

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

On March 24, 2016, with the return of rainfall to historical levels and increased predictability of reservoir levels, we applied to ARSESP for cancellation our Water Consumption Reduction Incentive Program.  ARSESP approved this request on March 31, 2016, with effect on water meter readings recorded as of May 1, 2016.

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

Due to the severity of the 2014-2015 Water Crisis, we intensified measures to decrease water pressure in the water supply network.  As a result, some areas of the São Paulo metropolitan region temporarily had less water availability during parts of the day and night.  The improvement of hydraulic and data transmission equipment allows us to monitor the volume of water used in a certain region in real time, remotely gauge existing pressure in the local water distribution line, and reduce the volume of water loss from leakages, mitigating any effects on water supply.

With the return of historical average rainfall beginning in October 2015, starting in December 2015 we returned to the normal pre-crisis policy of reducing pressure only at night.

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

•

Alto Tietê System – transfer of an additional average 1.9 m³/s and up to 2.5 m³/s from the Itapanhaú river to the Biritiba reservoir, providing more volume to the Alto Tietê System.  In 2017, we finalized the bidding process that selected the consortium that will execute the project. The investment will be of R$91.7 million and the start of works is conditional on obtaining the installation license expected for the second half of 2019.

•

Implementation of the São Lourenço Production System – this project was commenced in April 2014 and was completed in April 2018 and operations began in July 2018.  This system has an average water treatment capacity of 6.0 m3/s.  For more information, see “Item 4.A. History and Development of the Company—Capital Expenditures Program”.

The Drought Committee

On February 3, 2015, the State approved Decree No. 61,111, which established the Drought Committee for the São Paulo metropolitan region (Comitê de Crise Hídrica no Âmbito da Região Metropolitana de São Paulo), or Drought Committee, as coordinated by the State Department for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos).

The Drought Committee’s main purposes were exchanging information and planning joint actions between its members in relation to anydrought affecting regions in the state.  However, due to the end of the water crisis, this committee is not operating anymore.

Marketing Channels

As of December 31, 2018, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 369 municipalities in the state of São Paulo.  We also supplied water on a wholesale basis to five municipalities located in the São Paulo metropolitan region, including Guarulhos.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to four of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see ”—Wholesale Operations”.

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo.  In the year ended December 31, 2018, we used approximately 1.9% of the total energy consumption in the state of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  Energy prices have a significant impact on our results of operations.  In 2018, we purchased approximately 55% of our total energy consumption in the “free market”, where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market. This allowed us to save approximately R$183 million in 2018, compared to what we expect we would have spent if we purchased all of our total energy consumption in the Regulated Market.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2018, we had paid a total aggregate amount of R$5.0 million in premiums.  In addition, we paid R$1.6 million for a D&O insurance policy, covering R$3.1 billion in assets, third‑party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “Prol – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto não Domésticos Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba”, “Programa Água Legal Sabesp”, “Signos Sistema de Informação Geográfica no Saneamento Sabesp”, “Sistema de Suporte a Decisões Sabesp” and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters:  “SuperH2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri”, and “Cadu”.

We have also filed applications with the INPI for registration of the following trademarks: “Acertando suas contas com a Sabesp”, “Fertilizante Sabesfértil Sabesp”, “Pitch Sabesp”, “Novos Negócios Sabesp”, “Centrais de Geração, Hidrelétrica Sabesp”, “Biogás Sabesp”, “Energia Fotovoltaica Sabesp”, “Energia Eólica Sabesp”, “Resíduos Sólidos Urbanos Sabesp”, “Fertilizantes Sabesp”, “Tocha de Plasma Sabesp”, “Serviços Técnicos Sabesp”, “Afinidades Sabesp”, “Fibra Ótica nas Redes Sabesp”, “Geosabesp Sabesp”, “Serviços Imobiliários Sabesp”, “Waste To Energy Sabesp”, “Esgoto não Doméstico Sabesp” and “Redução de Perdas Sabesp”.

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

•         a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water quality; and

•        a box for installation of water meters.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation”, “PREGÃO SABESP ONLINE”, “SISDOC” (Document Control System), “system for analyzing the metrological behavior of water meters”, “MPLT” (Standardized Model of Technical Report), “SGH” (Hydrometry Management System), “SAI” (Audit Information System), “CSI” (Business System: Information Services), “NETCONTROL” (Automation System of Sanitary Control Laboratories), “SACE” (External Commercial Service System), “SAN” (Navigation Support System), “online software for managing specific articles published in the DAE engineering journal”,  “Dashboard panel”, “COP” (Online Control of Water Losses), “GEL” (Power Management System), “CADGEO”, “LIGGEO”, “Intellectual Property Management System”, “SOE” (Business Organization System), “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence” and “Sabesp Decision Support System - SSD.”

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

•       “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence”, is an application that was developed as a result of a joint research project by us, the São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP) and the Federal University of São Paulo – UNIFESP.

•        “Sabesp Decision Support System - SSD” is a software that contains graphic interfaces for updating data, queries of information in the form of graphs and tables, regarding the operation of water-producing systems and dissemination of data to society through newsletters generated by the system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Registro.br:

•         www.sabesp.com.br;

•         www.corregolimpo.com.br;

•         www.projetotiete.com.br;

•         www.revistadae.com.br;

•         www.blogdasabesp.com.br;

•         www.blogsabesp.com.br;

•         www.sustentabilidadesabesp.com.br;

•         www.inovasabesp.com.br;

•         www.ondalimpa.com.br;

•         www.programaondalimpa.com.br;

•         www.clubinhosabesp.com.br; and

•         www.superh2o.com.br.

Environmental Matters

Our environmental management, which is guided by the directives established in our environmental policy, is inherent to the provision of our services and the essence of our business.  In order to consolidate our environmental culture, we have an Environmental Corporate Management Department and Environmental Management Teams allocated in our business units. Our environment management is based in two pillars of action: (i) environmental compliance and (ii) change of environmental culture. We prioritize the internal and external dissemination of knowledge and experience on the best environmental practices.  There are actions of our environmental management corporate program that rely on the involvement of collaborators, the communities we service and partnerships with non-governmental organizations.

We have the following ongoing environmental management programs:

•

development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the preparation of inventories of greenhouse gases, totaling 11 inventories concluded since 2007;

•	continuation of the actions set forth in the corporate programs for obtaining and maintaining environmental licenses and grants for the right to use water;

•

the Environmental Education Program (PEA-SABESP), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects.  The activities developed by the PEA are organized with the following objectives:  increment the intrinsic value of water; protect the environment; preserve the streams; improve the quality of the environment; valorize sanitation activities; valorize the conscious use of water; direct capacitation and production of guiding material;

•

Management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;

•

the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;

•

the progressive implementation and maintenance of the Environmental Management System (EMS) in our water and sewage treatment plants.  Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other stations adopt their own environmental management model (named SGA-SABESP), without aiming certification. The EMS is currently in place in 271 treatment plants, 35 of which are ISO 14001 certified.  We expect to implement the EMS in all stations by 2024, which may expand the scope of ISO 14001 certifications according to the strategy of the Business Units; and

•

implementation of the Regularization of the Terms of Commitment for Environmental Recovery Corporate Program, based on obligations of forest restoration with environmental compensation purposes, when necessary, for the environmental licensing of new enterprises. This program includes the planting and maintenance of 1 million seedlings of native species in the period of ten years, in order to deal with current obligations, as well as to new environmental compensations for the implementation of new projects. The action is part of the Springs Program (Programa Nascentes) created by the Government of the State of São Paulo. Currently 416 thousand seedlings have been planted and are being maintained in the Cantareira System, in the surroundings of the Cachoeira Reservoir, additionaly to other 58 thousand in the municipality of Igaratá, located in Paraíba Valley. The planting and maintenance of other 150 thousand more seedlings around Cachoeira Reservoir and 110 thousand more in the municipality of Mirante do Paranapanema have all been contracted.

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

The São Paulo State Climate Change Policy (Law No. 13,798/2009), enacted on November 9, 2009, and regulated by Decree No. 55,947 of June 24, 2010, aims to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187/2009), enacted on December 29, 2009 and regulated by Decree No. 7.390/2010 establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  Such targets have not been established for the sanitation sector yet.  In this sense we have a Corporate Greenhouse Gas Management Program, aimed at reducing the amount of greenhouse gases released into the atmosphere, including the awareness of climate change and the preparation of annual inventories.

In 2018, we concluded the corporate inventory of greenhouse gases for 2017, thus totaling 11 inventories since 2007. We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 89.3% of total greenhouse gas release.  Electric energy represents approximately 9.1% and other activities represent approximately 1.6%.

We have projects in the research and development stages that entail using biogas generated in the treatment of sewage and recycling sewage sludge as a possible way to reduce the gases released in the treatment processes, among other technological resources to reduce the amount of sludge disposed in landfills.  We also have initiatives to reduce our emission of greenhouse gases, such as the coverage of stabilization ponds and drying of sludge by solar irradiation and the processing of biogas for vehicular use.

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

On June 30, 2016, Federal Law No. 13,303/16 came into force in Brazil.  This law sets new corporate governance standards for Brazilian government-owned and mixed capital companies like our company, as well as their subsidiaries.  Federal Law No. 13,303/16 also sets new rules that these companies must follow in public bidding procedures and when contracting third parties. These requirements were implemented by June 30, 2018.

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

In conducting our principal activities, we have the majority of grants for the rights to use water, and there is a multi-annual corporate program in place to obtain and maintain the rights to use water to comply with current regulations. There are requests to obtain grants under analysis by DAEE and ANA.

State Law No. 12,183/2005, which was enacted on December 29, 2005, established the basis for charging for the use of the water resources under the domain of the State of São Paulo.  To apply such charging, the law provides for, among other provisions, the participation of the River Basins Committees, the formulation of criteria by such committees, the creation of basin agencies and the organization of a registered list of water resource users.  The basin committee’s proposals regarding the criteria to calculate the amounts to be charged at each basin must be approved by the State Water Resource Council and formalized by a decree issued by the State Governor.

According to existing law, the hydrographic basins committees are authorized to charge users, such as us, for the abstraction of water from, or dumping of sewage into, water bodies.

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans.  In 2018, we paid approximately R$78.7 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba and Médio Tietê, Baixo Tietê and Baixada Santista river basins.  In 2014, charges were implemented for the use of water from the Alto Tietê river basin, and in 2016, from the Tietê / Batalha, Tietê / Jacaré and Ribeira de Iguape river basins. In 2017, charges were implemented for the use of water from the Sapucaí Mirim/Grande, Baixo Pardo/Grade, Mogi Guaçu and Pardo river basins. In 2018, the charge of the Turvo Grande/Médio Paranapanema/Pontal do Paranapanema committees was implemented, and the implementation of the charge in the Litoral Norte, São José dos Dourados e Alto Paranapanema river basins is expected for 2019.

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

Environmental Regulation

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water‑resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiente), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities.  In the state of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976, as amended by State Decree No. 62,973/2017 and State Law No. 13,542/2009.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates environmental pollution control; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; Supplementary Law No. 140/2011 CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Decree No. 8,468/1976, State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; State Decree No. 8,468/1976, CONAMA Resolution No. 357/2005, which establish standards of quality for receiving bodies of water; State Decree No. 8,468/1976 and CONAMA Resolution No. 430/2011 which establish the standards for discharge of effluents; and DAAE Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively.

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

Lending Limits of Brazilian Financial Institutions

CMN Resolution No. 4,589/17 dated as of June 29, 2017, which replaced CMN Resolution No. 2,827/2001 dated as of March 30, 2001, as amended, limits the amount that Brazilian financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

Scope of Business

State Law No. 12,292/2006, dated as of March 2, 2006, and amended State Law No. 119/1973, dated as of June 29, 1973, which created our Company, authorizes us to provide water and sewage services outside the state of São Paulo (in other states of Brazil and other countries).  This law also authorizes us to own interests in other public or private‑public companies and Brazilian or international consortia.  In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

C.      Organizational Structure

Not applicable.

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2018, we operated through 75,519 kilometers of water pipes and water transmission lines and 51,788 kilometers of sewer lines.  As of the same date, we operated 247 water treatment facilities and 565 sewage treatment facilities (including nine ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2018, the total net book value of our property, plant and equipment, intangible assets (including concession assets) and contract assets was R$36,688.0 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2018, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city.  Our operations extended into a total of 369 municipalities, or 57% of all municipalities in the state.  We also provided water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.  In December 2018, we entered into an agreement with the municipality of Guarulhos, previously served on a wholesale basis, for the direct supply of water and sewage services to the municipality of Guarulhos. The operation began in January 2019.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 20.9 million, the São Paulo metropolitan region accounted for 72.2%, 70.7% and 69.7% of our gross operating revenue in 2018, 2017 and 2016 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2018, 64.2% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in over 80 years. During the rainy season that began in October 2015 and ended in March 2016, rainfall returned to its historical average, resulting in the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits.  In 2017 and 2018, consumption levels largely recovered in the residential category, while consumption in the industrial category continued to decline mainly due to the low level of growth in the Brazilian economy. As a result of this new behavior, despite our reservoirs having a higher volume of water available for treatment, the volume of water billed to our clients has not returned to the 2013 pre-water crisis levels.

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

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2018	2017	2016
Increase in average tariff(1)	3.51%	7.89%	8.45%
Inflation – IPC – FIPE	3.02%	2.27%	6.54%
Inflation – IPCA	3.75%	2.95%	6.29%
Inflation – IGP‑M	7.54%	(0.52)%	7.17%

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

In 2018, Brazilian GDP increased 1.1% in comparison with 2017. Brazil’s trade surplus in 2018 was US$58 billion and at year-end the country had US$374.7 billion in currency reserves. The average unemployment rate in Brazil in 2018 was 12.3%.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency.  In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  In 2013, the SELIC rate was kept at 7.25% until April, after which the Central Bank started to gradually raise it.  The SELIC rate was 11.65% at December 31, 2014 and increased to 14.15% at December 31, 2015. The SELIC rate increased to 13.65% at December 31, 2016. A series of rate reductions in 2017, brought the SELIC rate down to 6.90% as of December 7, 2017, where it remained at year-end 2017. In 2018 the SELIC rate decreased to 6.40%.

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

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis.  Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us.  See Notes 3.20, 5.1 and 30 of the financial statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$6,669.4 million as of December 31, 2018, of which R$738.5 million relates to the current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  In 2016, the 16.54% appreciation of the real against the U.S. dollar and the 13.89% appreciation of the real against the yen led to a foreign exchange gain of R$1,090.5 million. In 2017, the 1.50% depreciation of the real against the dollar and the 5.38% depreciation of the real against the yen led to a foreign exchange loss of R$96.3 million. In 2018, the 17.1% depreciation of the real against the dollar and the 20.0% depreciation of the real against the yen led to a foreign exchange loss of R$915.9 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2018	2017	2016
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	17.13%	1.50%	(16.54)%
Period‑end exchange rate – US$1.00	3,8748	3.3080	3.2591
Average exchange rate – US$1.00(2)	3.6558	3.1925	3.3523

(1)       Represents the comparison with period-end exchange rate. Source:  Central Bank.
(2)       Represents the average for period indicated.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2018	2017	2016
	(in reais, except percentages)
Depreciation (appreciation) of the real versus yen(1)	19.97%	5.38%	(13.89)%
Period‑end exchange rate – ¥1.00	0.0353	0.0294	0.0279
Average exchange rate – ¥1.0(2)	0.0331	0.0291	0.0289

(1)        Represents the comparison with period-end exchange rate.  Source:  Central Bank.
(2)        Represents the average for period indicated.

During the years ended December 31, 2018, 2017 and 2016 we had no forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs” and “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants”.

Effects of Extreme Weather Events

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region, experienced below average rainfall since 2012.  In the October 2013 – March 2014 rainy season, rainfall and water inflow into the reservoirs reached the lowest levels in more than 80 years of recorded rainfall in the region, a scenario that continued in the October 2014 – March 2015 rainy season.  During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the period.  Improved rainfall in the rainy season that began in October 2015, the collaborative efforts between us and the population we serve and emergency construction works conducted by us throughout 2014 and 2015 to combat the water crisis, resulted in a partial restoration of the water levels of the Cantareira system.

As of December 31, 2018, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 943.3 million m3 of water storage for treatment, compared to 916.8 million m3 available for treatment as of December 31, 2017.  The measurements for these years do not include the technical reserve of 287.5 million m³.  In December 2018, this system served 6.8 million residents, compared to 8.9 million in February 2014, the last month before the water crisis started.

 In order to balance supply and demand despite restricted water availability, we adopted a series of measures from February 2014 until April 2016. With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  See “Item 4.B. Business Overview—The 2014-2015 Water Crisis”.

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.  Bad debt expense, net of recoveries, is included in selling expenses, and was R$166.7 million, R$82.7 million and R$90.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.  In 2018, the transactions with wholesale customers generated a reversal of wholesale sales losses, amounting to a revenue of R$529.1 million, mainly due to the agreement with the municipality of Guarulhos (for more information on this agreement, see Note 9 to our 2018 financial statements included in this annual report). In 2017 and 2016, we recorded wholesale losses amounting to R$203.5 million and R$328.7 million respectively, were recorded as a reduction of revenue.

The methodology for determining the allowance for doubtful accounts requires significant estimates, considering a number of factors, including historical collection experience, current economic trends, expected future losses, the aging of the accounts receivable portfolio, recoveries of previously written off receivables and other factors.  Actual results could differ from those estimates.

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2018, we had intangible assets of R$29,012.5 million and contract asset of R$7,407.9 million.

We recognize intangible assets arising from concession contracts under IFRIC 12.  We estimate the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of our contracts for service concession arrangements entered into with each grantor is under service concession agreements in which we have the right to receive, at the end of the contract, a payment equivalent to the asset balance of the concession intangible asset, which in this case, is amortized over the useful life of the underlying physical assets; thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

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

Provisions and Contingent Liabilities

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings. For a more detailed discussion of these legal proceedings, see Note 20 to our financial statements included in this annual report. We recognize provisions for legal proceedings in which our company has a present obligation as a result of past events (either due to an explicit agreement or duty, known as a legal obligation; or due to our past actions, known as a constructive obligation), it is probable that an outflow of resources embodying economic benefits will be necessary to settle the obligation and the amount of obligation can be estimated reliably. Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

As of December 31, 2018, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$892.9 million (after deducting court escrow deposits in the amount of R$100.8 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.15 to our financial statements included in this annual report.  As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$56,605.5 million, of which we believe R$47,812.4 million of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was decreased from 5.30% in 2017 to 4.84% in 2018 under Plan G0 and from 5.35% in 2017 to 4.91% in 2018 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 21 (b) to our financial statements included in this annual report.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 21 to our financial statements included in this annual report.

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

As of December 31, 2018 and 2017, we have recognized R$261.2 million and R$36.8 million as deferred income tax liabilities and deferred income tax assets, respectively, in each case, net of the deferred tax assets and liabilities, as disclosed in Note 19] to our financial statements included in this annual report.

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

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement in the amount of R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015.  For detailed information on this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note 10(a)(iv) to our financial statements included in this annual report.

As of December 31, 2018 and 2017, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$1,107.1 million and R$1,021.7 million respectively.  As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2018 and 2017, the pension benefit obligations of Plan G0 totaled R$2,606.1 million and R$2,543.9 million, respectively.  For detailed information on the pension benefit obligations refer to Note 21 to our financial statements included in this annual report.

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

Use of Guarapiranga and Billings reservoirs

We withdraw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs. EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs. Those lawsuits have now been settled, by way of an agreement between EMAE and our company.

The settlement agreement requires us to make certain installment payments to EMAE in settlement of the claim for compensation for our capture and use of the water, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs.  See “Item 7.  Major Shareholders and Related Party Transactions” and See Note 10(b) to our financial statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

	Year ended December 31,
	2018		2017		2016
	(in millions of reais, except percentages)
Net operating revenue	16,085.1	100.0%	14,608.2	100.0%	14,098.2	100.0%
Cost of services	(9,086.5)	(56.5)%	(8,778.9)	(60.1)%	(9,013.1)	(63.9)%
Gross profit	6,998.6	43.5%	5,829.3	39.9%	5,085.1	36.1%
Selling expenses	(693.5)	(4.3)%	(768.7)	(5.3)%	(730.0)	(5.2)%
Allowance for doubtful accounts (*)	(166.7)	(1.0)%	(82.7)	(0.6)%	-	-
Administrative income (expenses)	(996.9)	(6.2)%	(1,099.0)	(7.5)%	(934.9)	(6.6)%
Other operating income (expenses), net and equity results of investments in affiliates	35.1	0.2%	0.1	0.0%	9.5	0.1%
Profit from operations before finance income (expenses) and income tax and social contribution	5,176.6	32.2%	3,961.7	27.1%	3,429.7	24.3%
Financial income (expenses), net	(1,264.3)	(7.9)%	(458.1)	(3.1)%	699.4	5.0%
Profit before income tax and social contribution	3,912.3	24.3%	3,503.6	24.0%	4,129.1	29.3%
Income tax and social contribution	(1,077.2)	(6.7)%	(984.3)	(6.7)%	(1,182.0)	(8.4)%
Profit for the year	2,835.1	17.6%	2,519.3	17.2%	2,947.1	20.9%

(*) Starting January 1, 2018, we adopted IFRS 9. As a result, in 2018 and 2017 we recorded our allowance for doubtful accounts in the income statements as a separate item. In 2016, the amount of allowance for doubtful accounts in the income statements was R$90.5 million and was presented as part of our selling expenses.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net operating revenue

Net operating revenue increased by R$1,476.9 million, or 10.1%, to R$16,085.1 million in 2018 from R$14,608.2 million in 2017. These main factors that led to the increase were:

•         tariff repositioning index of 7.9% since November 2017;

•         tariff repositioning index of 3.5% since June 2018;

•         increase of 1.5% in our total billed volume (1.5% in water and 1.5% in sewage); and

•         formalization of the agreement with the municipality of Guarulhos in 2018, in the amount of R$928.0 million, representing an increase of R$800.0 million in operating revenue.

Construction revenue decreased by R$348.2 million, or 11.1%, to R$2,802.7 million in 2018 from R$3,150.9 million in 2017. This variation was mainly due to the increase in asset investments carried out in 2017 in the municipalities served by the Company, particularly in the São Lourenço Production System (Sistema Produtor São Lourenço). See Note 3.3(b) to our financial statements included in this annual report for a description of the accounting policies applicable to our construction services business.

Cost of services

Our cost of services increased by R$307.6 million, or 3.5%, to R$9,086.5 million in 2018 from R$8,778.9 million in 2017. As a percentage of net operating revenue, cost of services decreased to 56.5% in 2018 from 60.1% in 2017.

The increase in cost of services was principally due to the following factors:

•         an increase of R$162.5 million in the cost of electricity, mainly due to: (i) an average increase of 7.3% in free market tariffs, with a 3.6% increase in consumption; (ii) an average increase of 4.9% in the Tariff for the Use of Distribution System (TUSD), with a 13.5% increase in consumption; and (iii) an average increase of 10.4% in regulated market tariffs, without any relevant consumption variations;

•         an increase of R$139.4 million in the cost of services, due to several factors, mainly: (i) an increase of R$34.9 million in maintenance of water and sewage systems costs; and (ii) a higher cost associated with the hiring of technical services, in the amount of R$25.3 million;

•         an increase of R$94.7 million in salaries and payroll charges and Pension plan obligations mainly due to: (i) an increase of R$156.2 million due to the provision for those who joined the Knowledge Retention Program (Programa de Retenção do Conhecimento – PRC), launched in 2018, aiming to mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career; and (ii) an increase of R$71.9 million in expenses related to health insurance. These increases were partially offset by the reversal of R$136.5 million in the Provision for the Consent Decree (Termo de Ajustamento de Conduta – TAC), related to the employees who joined the PRC;

•         an increase of R$102.7 million in depreciation and amortization, arising from the conclusion of construction of concession intangible assets; and

•         an increase of R$97.3 million in general expenses, mainly due to the following factors: (i) higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$53.0 million, as a result of the increase in revenues generated from the municipality of São Paulo; and (ii) higher charges for the use of water, in the amount of R$39.0 million, related to complementary payments made between 2014 and 2016, due to the signing of an agreement between us and the Alto Tietê Hydrographic Basin Agency Foundation (Fundação Agência Bacia Hidrográfica Alto Tietê – FABHAT) in 2018.

The increase was partially offset by the decrease of R$340.9 million in construction costs, due to higher construction costs in 2017, mainly with regards to the São Lourenço Production System.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2018 increased by R$1,169.3 million, or 20.1%, to R$6,998.6 million in 2018 from R$5,829.3 million in 2017.  As a percentage of net operating revenue, our gross profit margin increased to 43.5% in 2018 from 39.9% in 2017.

Selling Expenses

Selling expenses increased by R$7.5 million, or 1.1%, to R$693.5 million in 2018 from R$686.0 million in 2017.  As a percentage of net operating revenue, selling expenses decreased to 4.3% in 2018 from 4.7% in 2017.  The increase in selling expenses was primarily due to:

•         an increase of R$15.2 million in expenses with services, mainly due to an increase in expenses related to the hiring of credit recovery services and technical services, in the amounts of R$6.5 million and R$5.8 million, respectively;

•         an increase of R$8.1 million in general expenses, due to the increase in the collection of bills from certain banks; and

•         an increase of R$1.9 million in material expenses, mainly due to the consumption of fuels and lubricants.

The increase in selling expenses was partially offset by the decrease of R$19.8 million in salaries and expenses, mainly due to the migration of employees whose termination amounts were provisioned in the Provision for Consent Decree (Termo de Ajustamento de Conduta - TAC), who joined the Knowledge Retention Program - PRC, generating a reduction of R$17.0 million in total expenses with these provisions.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts increased by R$84.0 million, or 101.6%, to R$166.7 million from R$82.7 million, mainly due to the higher recovery of amounts in 2017, in the amount of R$77.8 million.

Administrative Income (Expenses)

Administrative expenses decreased by R$102.1 million, to R$996.9 million in 2018 from R$1,099.0 million in 2017, mainly due to the EMAE agreement occurred in 2017 .

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income, net was R$35.1 million in 2018 compared with R$0.1 million operating income, net in 2017.

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

Other operating income (expenses) increased by R$35.0 million, mainly influenced by the provision of obsolete goods in 2017, in the amount of R$15.1 million, and an increase in amounts received from the Hydrographic Basin Depollution Program, in the amount of R$11.2 million, due to the accomplishment of the goals of the program.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial income (expenses), net increased by R$806.2 million to a financial expense, net of R$1,264.3 million in 2018 from a financial expense, net of R$458.1 million in 2017. As a percentage of net operating revenues, financial expense amounted to 7.9% in 2018 compared with a financial expense of 3.1% in 2017. The variation was due to an increase of R$819.5 million in exchange rate variation on loans and financing, due to the appreciation of the U.S. dollar and the Japanese Yen against the Real in 2018 (17.1% and 20.0%, respectively), compared to a more moderate appreciation in 2017 (1.5% and 5.3%, respectively).

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by R$408.7 million, to R$3,912.3 million in 2018 from R$3,503.6 million in 2017.  As a percentage of net operating revenue, our profit before income tax and social contribution increased to 24.3% in 2018 compared to 24.0% in 2017.

Income Tax and Social Contribution

Income tax and social contribution expense increased by R$92.9 million to R$1,077.2 million in 2018 from R$984.3 million in 2017.  This increase was mainly due to the increase in operating revenues, mitigated by the higher electricity and services costs, as well as the increase in exchange rate variation expenses, due to the higher appreciation of the U.S. dollar and the Japanese Yen against the Real in 2018.

Profit for the year

As a result of the factors discussed above, our profit for the year increased to R$2,835.1 million in 2018 from R$2,519.3 million in 2017. As a percentage of net operating revenue, our profit for the year increased to 17.6% in 2018 from 17.2% in 2017.

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

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2018, we had R$3,029.2 million in cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$2,103.6 million as of December 31, 2018, of which R$738.5 million was denominated in foreign currency.  Long‑term indebtedness was R$11,049.2 million as of December 31, 2018, of which R$5,930.9 million consisted of foreign currency-denominated obligations.

Our management expects that the cash and cash equivalents available on December 31, 2018, the operating cash generation estimated for 2019 and the lines of credit available for investments are sufficient to meet our short-term liabilities, in light of our current financial position and our expected cash generated by operating activities. In our opinion, the working capital is sufficient for the company's present requirements.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$3,842.9 million, R$3,301.9 million and R$3,003.6 million in 2018, 2017 and 2016, respectively.  The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. The increase in net cash generated in 2018 is principally due to the increase of 1.5% in our total billed volume (1.5% in water and 1.5% in sewage). This increase was partially offset by the income tax and social contribution paid in 2018.
Net Cash Used in Investing Activities

Net cash used in investing activities was R$ 2,189.3 million, R$1,971.4 million and R$2,130.7 million in 2018, 2017 and 2016, respectively.  The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. Although we invested approximately R$389.7 million (including capitalized interest) in the São Lourenço PPP, a construction project planned and initiated before the water crisis, and the amount of R$928.0 million related to agreement with the municipality of Guarulhos, that did not impact our cash flow in 2018.

Net Cash Used in Financing Activities

Our net cash used in financing activities was R$907.5 million, R$933.6 million and R$625.9 million in 2018, 2017 and 2016, respectively.  The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity.

Indebtedness Financing

Our total financial indebtedness increased by 8.7%, from R$12,101.0 million as of December 31, 2017 to R$13,152.8 million as of December 31, 2018. In addition, during the same period, our total indebtedness denominated in foreign currency increased by 17.6%, from R$5,672.8 million as of December 31, 2017 to R$6,669.4 million as of December 31, 2018.

As of December 31, 2018, we had R$11,049.2 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$5,930.9 million consisted of foreign currency-denominated long-term debt. We had an outstanding current portion of long-term indebtedness of R$2,103.6 million as of December 31, 2018.  As of December 31, 2018, R$738.5 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2018, our S&P domestic rating was brAAA and our S&P global rating was BB. Our Moody’s national rating was Aa2.br and our Moody’s global rating was Ba2 as of December 31, 2018, while our Fitch national rating was AA(bra) and our Fitch global rating was BB, as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs.  In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2018, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$4,792.5 million (R$4,749.5 million of principal and R$43.0 million related to interest and charges).  See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 17 to our financial statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2018:

	December 31, 2018
	Current	Noncurrent	Total	Final Maturity	Interest Rates*
Denominated in local currency:
10th issue of debentures	42,493	40,194	82,687	2020	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue of debentures	45,450	249,249	294,699	2025	TR + 9.5%
14th issue of debentures	41,270	103,005	144,275	2022	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
15th issue of debentures	359,394	-	359,394	2019	CDI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
17th issue of debentures	279,100	532,691	811,791	2023	CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue of debentures	33,469	165,267	198,736	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
20th issue of debentures	248,334	-	248,334	2019	CDI + 3.80%
21st issue of debentures	-	499,604	499,604	2022	CDI + 0.60% & CDI + 0.90%
22nd issue of debentures	-	756,040	756,040	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & IPCA + 6.00% (3rd series)
Caixa Econômica Federal	75,223	1,266,592	1,341,815	2019/2039	TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) Coastal region	16,899	-	16,899	2019	2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	11,227	39,169	50,396	2023	2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	4,364	18,811	23,175	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	3,186	23,100	26,286	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	23,632	123,875	147,507	2025	1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	30,589	252,197	282,786	2028	1.66% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	31,615	490,729	522,344	2035	2.5% + TJLP
Financial leasing	19,077	549,589	568,666	2035	7.73% to 10.12% + IPC
Other	1,380	8,163	9,543	2025	TJLP + 1.5% (FINEP) & TR + 12.00% (Presidente Prudente)
Interest and others charges	98,410	-	98,410

Total denominated in local currency	1,365,112	5,118,275	6,483,387

Denominated in foreign currency:
Inter-American Development Bank (IADB) US$616,404,000 (2017 - US$527,096,000)	163,924	2,208,519	2,372,443	2025 to 2035	3.31% to 3.42%
International Bank for Reconstruction and Development (IBRD) US$91,286,000 (2017 – US$79,946,000)	11,779	341,646	353,425	2034	2.85%
Deutsche Bank – US$75,000,000 (2017 - US$150,000,000)	288,479	-	288,479	2019	LIBOR + 4.50%
Eurobonds - US$350,000,000 (2017 – US$ 350,000,000)	-	1,354,532	1,354,532	2020	6.25%
JICA 15 - ¥ 12,676,730,000 (2017 - ¥ 13,829,160,000)	40,646	406,462	447,108	2029	1.8% & 2.5%
JICA 18 - ¥ 11,397,760,000 (2017- ¥ 12,433,920,000)	36,545	365,230	401,775	2029	1.8% & 2.5%
JICA 17 - ¥ 1,826,957,000 (2017- ¥ 1,534,959,000)	11,835	51,786	63,621	2035	1.2% & 0.01%
JICA 19 - ¥ 31,561,726,000 (2017 - ¥ 29,777,232,000)	64,028	1,047,081	1,111,109	2037	1.7% & 0.01%
IADB 1983AB – US$ 58,462,000 (2017 – US$ 82,404,000)	68,554	155,653	224,207	2023	LIBOR + 2.08% to 2.38%
Interest and others charges	52,710	-	52,710

Total denominated in foreign currency	738,500	5,930,909	6,669,409
Total loans and financing	2,103,612	11,049,184	13,152,796

*

            TR was 0.00% per month as of December 31, 2018; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 6.40% per annum as of December 31, 2018; IGP‑M was 7.54% per annum as of December 31, 2018; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 6.98% per annum as of December 31, 2018; and USD LIBOR was 1.69 as of December 31, 2018.

The following table shows the maturity profile of our debt, as of December 31, 2018, for the period indicated:

	2019	2020	2021	2022	2023	After 2024	Total
	(in millions of reais)
Loans and financing	2,103.6	2,559.0	1,062.8	1,148.3	939.6	5,339.5	13,152.8

Referring to all of our foreign currency-denominated indebtedness, the amount of R$4,593.1 million, net of transaction costs, as of December 31, 2018 was denominated in U.S. dollars and R$2,023.6 million was denominated in Japanese Yen. This indebtedness consisted principally of:

•	R$2,372.5 million (US$616.4 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:

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

•

R$353.4 million (US$91.3 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais), a program ended in 2017, which consisted of various projects that focused on the preservation and improvement of water sources in the metropolitan region of São Paulo.  The loan matures in March 2034.  Repayments of principal will be made in semiannual installments starting in September 2019 after a grace period of ten years.  The principal amount accrues interest at USD LIBOR plus a variable spread, paid semiannually;

•

R$224.2 million (US$58.5 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount accrues interest at USD LIBOR plus a rate varying from 2.08% to 2.38%, paid semiannually.  The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•

R$1,354.5 million (US$350.0 million) in U.S. dollar denominated Eurobonds issued in December 2010 with an interest rate of 6.25%.  The bonds pay interest semi‑annually and mature in 2020.  The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011;

•

R$2,023.5 million (¥57,463.2 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi‑annual installments with final maturity in August 2029.  The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam.  The loan matures in October 2035, with repayments of principal made in semiannual installments.  The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semiannually; (iii) ¥19,169 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds were used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa Corporativo para Redução de Perdas).  The loan matures in February 2037.  Repayments of principal will be made in semiannual installments starting in February 2019 after a grace period of seven years.  The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semiannually; and

•         R$288.5 (US$75.0 million), in U.S. dollar denominated loan contracted in October 2016, with Deutsche Bank AG. London Branch and Banco Bradesco S.A., New York Branch, with an interest rate of 3-month LIBOR plus 4.50% interest per year and with final maturity in October 2019.  Interest under this loan is paid quarterly and the principal amount is amortized in semiannual installments after an 18-month grace period. The proceeds from the loan were used to repay the US$140.0 million Eurobond issued in November 2006, which matured in November 2016, and other financial commitments throughout 2016.  The loan agreement includes financial covenants requiring our debt service coverage ratio to be higher than 2.35:1.00; and our ratio of total adjusted debt to EBITDA, determined on a consolidated basis, to be lower or equal than 3.65:1.00.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing”.

Our outstanding domestic debt was R$6,483,4 million as of December 31, 2018 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, February 2012, November 2012, January 2013, October 2013, June 2014, December 2015, June 2017 and February 2018 and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•         from 2003 to 2018, we entered into several financing agreements with Caixa Econômica Federal, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2042. The principal amount accrues interest from 5.0% to 8.0%.  The financing agreements are collateralized (i) by the pledge of collections of monthly billings of water supply and sewage services up to three monthly installments until reaching the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2018, the outstanding debt was R$1,341.8 million;

•         in November 2007, we entered into a R$129.9 million financing agreement with BNDES.  Repayments of the principal amount are being made in 96 successive monthly installments, with final maturity in 2019. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.50% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$16.9 million;

•         in May 2008, we entered into a R$174.0 million financing agreement with BNDES.  Repayments of the principal amount are being made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$50.4 million;

•         in March 2010, we entered into a R$294.3 million financing agreement with BNDES.  Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$147.5 million;

•         in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own.  During the construction phase, we recognized a contract asset (as of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, are classified as Contract Assets during the construction period and are transferred to Intangible Assets only after completion of the works. For more information of this adoption, see Note 4.1 to our 2018 financial statements included in this annual report) and the related liability of the lease at fair value.  Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract. On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million. As of December 31, 2018, the outstanding debt was R$568.7 million;

•         in March 2012, we entered into a R$180.8 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$49.5 million;

•         in February 2013, we entered into a R$1.3 billion financing agreement with BNDES.  Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$282.8 million;

•         in June 2014, we entered into a R$61.1 million financing agreement with BNDES.  Amortization of the principal amount is being made in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services;

•         in June 2015, we entered into a R$747.4 million financing agreement with BNDES.  Amortization of the principal amount is being made in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$522.3 million; and

•         in October 2015, we entered into a R$48.3 million financing agreement with Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP).  Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP, but it limited to 6.0% per year plus a yearly 1.5%. If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2018, the outstanding debt was R$9.6 million.

Under the BNDES program, we issued three tranches of debentures in the aggregate amount of R$826.1 million.  In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  As of December 31, 2018, the outstanding debt of the tenth issuance of debentures is R$82.7 million. In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES. These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  As of December 31, 2018, the outstanding debt of the fourteenth issuance of debentures is R$$144.3 million.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2018.  We have used the funds raised from the three issuances for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions. As of December 31, 2018, the outstanding debt of the eighteenth issuance of debentures is R$198.8 million.

In June 2010, we carried out our twelfth issuance of debentures, totaling R$500 million, to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses.  The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program in the water supply and sewage system. As of December 31, 2018, the outstanding debt of the twelfth issuance of debentures is R$294.7 million.

In February 2012, we issued our fifteenth issuance of debentures in two series in the aggregate principal amount of R$771.0 million.  The first and second series will mature in February 2017 and 2019, respectively.  The debentures of the first series (in the aggregate principal amount of R$287.3 million) bear interest at a rate of CDI plus 0.99% per year.  The second series (in the aggregate principal amount R$483.7 million) bears interest at a rate of IPCA plus 6.2% per year.  The net proceeds were used to repay financial commitments throughout 2012, including the early redemption of our thirteenth debentures issuance. As of December 31, 2018, the outstanding debt of the fifteenth issuance of debentures is R$359.4 million.

In January 2013, we carried out our seventeenth issuance of debentures of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation.  The proceeds of this issuance were used to pay our financial commitments for 2013. As of December 31, 2018, the outstanding debt of the seventeenth issuance of debentures is R$811.8 million.

In December 2015, we carried out our twentieth issuance of debentures of R$500 million, with a maturity date of December 2019 and bearing interest, each semester with an interest rate of 3.80% per year plus the CDI rate.  The proceeds of this issuance were used to strengthen our cash position and refinance financial commitments which were set to mature in the first trimester of 2016. As of December 31, 2018, the outstanding debt of twentieth issuance of debentures is R$248.3 million.

In June 2017, we carried out our twenty-first issuance of debentures in two series in the aggregate principal amount of R$500 million. The first and second series will mature in June 2020 and 2022, respectively. The debentures of the first series (in the aggregate principal amount of R$150 million) bear interest at a rate of CDI plus 0.60% per year. The debentures of the second series (in the aggregate principal amount of R$350 million) bear interest at a rate of CDI plus 0.90% per year. The proceeds of this issuance shall be used to strengthen our cash position and refinance financial commitments which mature in 2017. As of December 31, 2018, the outstanding debt of the twenty-first issuance of debentures is R$499.6 million.

In February 2018, we carried our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments.  The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from this funding are intended to strengthen our cash position and refinance outstanding financial commitments in 2018. As of December 31, 2018, the outstanding debt of the twenty-second issuance of debentures is R$756.0 million.

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

This contract contains an early maturity clause in the event of non-compliance on our part, of any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

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

The indenture relating to our US$350.0 million 6.25% notes due 2020 prohibit, subject to some exceptions, the incurrence of additional debt in the event that: (i) the ratio of Adjusted Total Debt to adjusted EBITDA (as defined in the related indentures) is greater than 3.65:1.00; or (ii) the Debt Service Coverage Ratio (as defined in the related indentures) is less than 2.35:1.00.  This agreement has a cross-default clause, i.e. the early maturity of any debt in connection with our loans or the loans of any of our subsidiaries in a total principal amount of US$25.0 million or more (or the corresponding amount in other currencies) shall imply this agreement’s early maturity.  See Note 17 to our financial statements included in this annual report.

Any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais.  As a result, the Adjusted Total or Net Debt in reais will be affected, with consequent impact on the ratio between Adjusted Total or Net Debt to adjusted EBITDA.

As of December 31, 2018 and 2017, we had met all the requirements of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of our indebtedness with BNDES, including the 10th, 14th, and 18th issuances of debentures held by BNDES, which totaled R$1,444.8 million as of December 31, 2018.  The only financing agreement which is exempt from the renegotiated financing is contract No. 08.2.0169.1.  See Note 17 (a) (ii) to our financial statements included in this annual report.

 In summary, the BNDES financings specify two bands for the ratios of Adjusted Net Debt / Adjusted EBITDA, Adjusted EBITDA / Adjusted Financial Expenses, and Other Onerous Debt / Adjusted EBITDA.  The financings also specify a collateral mechanism by which we assign a portion of our tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings.  Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default.  If the ratio of Adjusted EBITDA / Adjusted Financial Expenses is equal to or higher than 3.50, the ratio of Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00, and the Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$225.9 million per month.  If one of the three ratios mentioned above are not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios:  Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00,  the amount that must pass through the blocked collateral account is automatically increased by 20%.

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

•         suspend the release of funds; and/or

•         declare the financings to be immediately due and payable.]

As of December 31, 2018, the amount that must pass through the blocked collateral account is R$242.9 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

The financial covenants applicable to financing contract No. 08.2.0169.1 are the following:

•         Adjusted EBITDA / Adjusted Net Operational Revenue equal to or higher than 38%;

•         Adjusted EBITDA / Adjusted Financial Expenses equal to or higher than 2.35; and

•         Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.20.

BNDES will annually verify the maintenance of the ratios mentioned above for contract 08.2.0169.1 by reviewing our audited annual financial statements, which must be presented to BNDES or published by April 30 of the following year to which the financial statements refer.  If we maintain all of the financial covenants for contract 08.2.0169.1, BNDES will reduce the interest charged on this loan from 2.15% to 1.82% per annum.  If the financial covenants are maintained, the interest rate is reduced as of June 16 of the same year in which the financial covenants were verified until June 15 of the subsequent year.

The financing agreement established with BNDES in March 2010 is subject to a cross-default clause.  For example, the early maturity of any of our debts, the financial contracts and/or amounts of which may compromise the obligations stipulated in the indenture shall cause the early maturity of such agreement.

Additionally, since 2018, we are subject to financial covenants under the new financing agreements executed with Caixa Econômica Federal. These financial covenants require us to maintain the following financial indexes, calculated for the past twelve months on a quarterly basis:

- Adjusted EBITDA / Adjusted Financial Expenses, equal to or greater than 2.80;

- Adjusted Net Debt / Adjusted EBITDA, equal to or lower than 3.80;

- Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30.

These agreements provide that disbursements may be suspended if any of these covenants are not being complied with. In the event of non-compliance with the terms of these agreements, Caixa Econômica Federal may request the anticipated payment of the entire loan.

The agreements with Caixa Econômica Federal also contain a cross-default clause and an early maturity clause, in the event of non-compliance with the terms of the contract, the Caixa Econômica Federal can request the anticipated payment of part or all of the loan. See Note 17 to our financial statements included in this annual report.

With respect to our outstanding debentures, the twelfth issuance requires us to maintain an Adjusted Current Ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by us that is recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/Financial Expenses Ratio equal to or higher than 1.5:1.0.  The twelfth debenture issuance has an early maturity clause, which is triggered if our credit ratings are downgraded two levels below the “brAA-” Brazil National Scale rating assigned to our debentures by the credit rating agency S&P at the time of their issuance. On July 11, 2018, our credit rating and the one assigned to the twelfth debenture issuance by S&P were both “brAAA”. This issuance has a cross-default clause. See Note 17 to our financial statements included in this annual report.

The tenth, fourteenth and eighteenth issuances follow the covenants included in the BNDES loans, as described above, and contain a cross-default clauses.  See Note 17 to our financial statements included in this annual report.

The fifteenth, seventeenth, nineteenth and twentieth issuances require us to maintain an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted total debt/EBITDA ratio equal to or lower than 3.65:1.0.  These issuances have a cross-default clause.  See Note 17 to our financial statements.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2018.

The twenty-first and twenty-second issuances require us to maintain an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/EBITDA ratio equal to or lower than 3.50:1.0.  These issuances have a cross-default clause.  See Note 17 to our financial statements.

	Restrictive Ratios	Ratio as of December 31, 2018
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	8.05
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	1.56
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	1.99
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.46
Adjusted current ratio	Higher than 1.0	1.63
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	8.93
Net debt/Adjusted EBITDA	Equal to or lower than 3.50:1.0	1.52

(1)     “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2018 and 2017, we complied with all the covenants of our loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2018, we recorded R$4.2 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the state of São Paulo. We have budgeted investments in the amount of approximately R$18.7 billion from 2019 through 2023.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program”.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 27, 2018, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$792.2 million, R$703.9 million and R$823.5 million in 2018, 2017 and 2016 and, respectively.  See “Item 7.B. Related Party Transactions—Dividends”.

C.      Research and Development, Patents and Licenses, Etc.

Research and innovation

Our strategic innovation process goes beyond the development of new technologies, products and services.  It involves the creation of new business models, new ways of meeting the needs of consumers, new organizational processes, new ways of competing and cooperating in the business environment and improvements to service delivery, while at the same time promoting protection of the environment and public health.

In 2018, we allocated R$10.6 million to Research, Development and Innovation, or RD&I, projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages. We also set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure.

In line with business planning, the structuring of RD&I actions is based on the concept of a circular economy, that is, based on the intelligence of nature, the circular process opposes the traditional linear production process. As part of this concept, residues are inputs for the production of new products and new cycles.  We have highlighted below certain RD&I projects that use the concept of a circular economy as part of the processes for the treatment of sewage.

The technical cooperation agreement with the German Fraunhofer Institute resulted in the inauguration of the Biogas Benefit System for Vehicular Use at the sewage treatment plant in Franca in April 2018. This project is the only one in Latin America that produces biomethane from sewage treatment. The plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day, enough to replace 1,500 liters of common gas daily. It currently supplies part of the unit’s fleet of vehicles. Biomethane was also tested in passenger buses at the “Sweden-Brazil Innovation Week” promoted by the Swedish Embassy and Business Sweden, as well as the promotion of autonomy and performance evaluation in a luxury vehicle, originally manufactured to use natural gas and gasoline.

At the same plant, we developed and are operating a sludge dryer based on solar radiation, financed by the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP).

At the Barueri sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated.  It is current in the adjustment phase to ensure it fully operates in a continuous and safe way. At the end of the process, the system generates inert residue with drastic reduction in its volume. The project was funded by FINEP.

To improve the quality of the water produced for industrial reuse, we installed an innovative ultraviolet disinfection system at the Jesus Netto wastewater reuse station, in the city of São Paulo.

Shortage of water is an increasingly imminent problem in large urban centers. Accordingly, an increasingly conscious use of water and the search for alternative ways of reusing water are essential. With regard to projects that use the concept of the circular economy in the processes of water treatment, we have undertaken tests under a technical cooperation agreement with Magni, the representative of the Danish company Liqtech, for the use of ceramic membranes for the ultrafiltration of silicon carbide for the recovery of waste water from water treatment plants.

In partnership with the São Paulo State University Júlio de Mesquita Filho - UNESP, we are evaluating the technical and environmental feasibility of the use of sludge from water treatment plants as raw material for the base and sub-base of pavements, adding value to a by-product.

The investment in optimization solutions and the implementation of innovative processes in water treatment and distribution and sewage collection and treatment seek to stimulate the development of fast and efficient solutions, consolidating competitive advantages in the market and improving its economic-financial sustainability.

We also developed biofiltration units for odor control to be installed in the sewage and pumping stations in Pinheiros and Pomar, in the city of São Paulo. This is an example of a project fostered by studies developed internally by us. This project is also funded by FINEP.

We are also developing an engineering project for a vacuum collection and evacuation system for the depletion of a small area located in the municipality of Itanhaém. With the future implementation of this pilot system, it is expected that we will obtain parameters for the design, operation and maintenance of this type of technology and that it will be a technical alternative for exhaustion in areas lacking the necessary infrastructure.

From our partnership with the São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo –FAPESP) financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Program for Support of Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. As an example, we highlight: the use of autonomous microlaboratories for real-time phosphorus monitoring, development of an expert system for detection and diagnosis of leaks in urban water distribution networks, the development of an electronic tongue for taste and odor of water, alternatives for application of water treatment plant sludge in soils and landfills, granular aerobic sludge, among others. These projects are in progress, with preliminary results published.

In partnership with FINEP, the “Technological Innovations Plan of Sabesp for Sanitation” was financed under the FINEP Inova Brasil program. The plan consists of four projects, totaling approximately R$60 million. These projects include: a system for the production of reuse water for urban and industrial uses; biofiltration units for odor control to be installed in sewage elevated stations; sludge dryer based on solar radiation for the Franca sewage treatment plant; and a plasma gasification system to process the sludge generated at the Barueri sewage treatment system.

Open Innovation

We are investing in the development and implementation of actions as part of Open Innovation, integrating ideas, thoughts, processes and research from players from various internal and external segments of our company, aiming to improve its processes, products and services. This project includes: Pitch Sabesp; partnerships among sanitation companies, participation in collaborative networks, design of the Innovation Lab and Coworking, among others.

Pitch Sabesp was a public competition in which 27 challenges were proposed in five different areas. The process was open to the participation of individuals and companies, including startups resident in Brazil and abroad. The selected projects will soon be in the testing phase for technical, economic-financial and business evaluation.

Collaborative Networks for Innovation, in which we participate, provide integration with the different spheres of government, startups, companies, universities, development institutions, etc. All players seek to add knowledge and experience, to build joint solutions for the challenge of implementing open innovation in the public sector. The participation of the Urban Living Labs working group (urban sustainability laboratory - ULL) associated with an international consortium, the Belmont Forum, supported by the nexus among water use, food and power generation, or FEW, and the partnership with Ino3W Ltd. (Ino3W community water system) with the purpose of sharing the information on innovative technologies among large sanitation companies around the world.

In 2018, we entered into the second agreement with the São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP) to focus on supporting the execution of scientific and/or technological research in micro, small and medium enterprises in the State of São Paulo.

We publish the DAE Magazine, a quarterly engineering journal that in 2018 totaled more than 200 issues since its first edition. This journal includes a specialized team of opinion makers and is currently classified in the Qualis/CAPES system under the category “B2”. Through the publication of technical and scientific articles on basic and environmental sanitation, we aim to encourage and disseminate improvements in processes, innovations and technological advances.

D.      Trend Information

Several factors may affect our future results of operations, liquidity and capital resources, including:

•	the interests of our controlling shareholder;

•	our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017 or any other type of reorganization that might be approved by the government that may include change in control;

•	regulations issued by ARSESP regarding several aspects of our business, with respect to our ability to adjust our tariffs and the competency of state and municipalities to manage their sanitation affairs;

•	Brazilian economic conditions;

•	the effects of extreme weather events;

•	the effects of any continuous international financial turmoil that may affect liquidity in the Brazilian capital and lending markets;

•	the effects that further changes in the Basic Sanitation Law and its interpretation may have on the basic sanitation industry in Brazil and on us;

•	the effects of inflation in our results of operations;

•	the effects of fluctuations in the value of the Brazilian real and in interest rates on our net interest income;

•	the renewal of our concession agreements;

•	the impact on our business of lower water consumption practices adopted by our customers during the water crisis, which we do not know if they will return to their prior standards despite the discontinuation of the measure we adopted to serve the São Paulo metropolitan region during the water crisis;

•	investments made, by some sectors, during the water crisis in search of alternative sources of supply, such as the drilling of artesian wells, the reuse of water and the use of rainwater;

•	the May 2017 renewal of the concession that regulates the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, based on the volume of water available in the reservoirs divided into five tranches: (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can withdraw up to 33m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can withdraw up to 31m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can withdraw up to 27m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can withdraw up to 23m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can withdraw up to 15.5m3/s;

•	any measures that we may be required to take to ensure the provision of water to our customers;

•	our ability to access financing with favorable terms in the future;

•	the potential impacts of the Provisional Measure No. 868/2018 on our business if it is converted into law;

•	the outcome of any pending or future legal proceedings; and

•	the formalization of agreements with certain of the municipalities we serve.

Some of these factors are described in more detail under “5.A. Operating and Financial Review and Prospects”.

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2018.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2018 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	2,103.6	3,621.8	2,088.0	5,339.4	13,152.8
Estimated interest payments(1)	477.7	878.8	570.2	1,024.8	2,951.5
Accounts payable to suppliers and contractors	466.0	-	-	-	466.0
Services payable	454.0	-	-	-	454.0
Program contract commitments	244.5	91.3	62.0	14.4	412.2
Purchase obligations(2)	4,197.3	3,014.8	1,291.3	6,844.6	15,348.0
Total	7,943.1	7,606.7	4,011.5	13,223.2	32,784.5

(1)     Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2018.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.  The debt agreements have cross-default clauses.

(2)     The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2018, see Note 17 to our financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, included elsewhere in this annual report.

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

Board of Directors

Our bylaws provide for a minimum of seven and a maximum of eleven directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve a two-year term.  Such terms may be renewed three consecutive times. Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director. In addition, pursuant to Law No. 6,404/1976 of December 15, 1976, as amended, or the “Brazilian Corporate Law”, at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules and Federal Law No. 13,303/16, at least two, or 25.0% (whichever is greater), of the board of directors must be comprised of independent members.

All the current members of our board of directors were elected at the annual shareholders’ meeting held on April 27, 2018, except for Benedito Pinto Ferreira Braga Junior who joined our board of directors on January 10, 2019 when he was appointed our Chief Executive Officer, and Monica Ferreira do Amaral Porto who joined our board of directors on March 12, 2019. The tenure of all the directors will end upon the election of members for the new term at the annual shareholders’ meeting in 2020.  Currently, we have six members considered independent under the Novo Mercado rules and Federal Law No. 13,303/16.

Our board of directors ordinarily meets once a month or, when necessary for the interests of our company, when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Mario Engler Pinto Junior	62	Chairman	April 27, 2018
Benedito Pinto Ferreira Braga Junior	71	Member	January 10, 2019
Monica Ferreira do Amaral Porto	62	Member	March 12, 2019
Reinaldo Guerreiro	66	Independent Member(1)	April 27, 2018
Francisco Vidal Luna	72	Independent Member(1)	April 27, 2018
Luís Eduardo Alves de Assis(2)	62	Independent Member(1)	April 27, 2018
Francisco Luiz Sibut Gomide	73	Independent Member(1)	April 27, 2018
Lucas Navarro Prado	38	Independent Member(1)	April 27, 2018
Ernesto Rubens Gelbcke	75	Independent Member(1)	April 27, 2018

(1)      These members comply with the independence requirements established by Federal Law No. 13,303/16 and the Novo Mercado rules.

(2)      Member indicated by the minority shareholders.

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

Benedito Pinto Ferreira Braga Junior. Mr. Braga has been our Chief Executive Officer and a member of our board of directors since May 2018. He has a degree in civil engineering from the School of Engineering of São Carlos University of São Paulo (Escola de Engenharia de São Carlos da Universidade de São Paulo – USP), a master's degree in Hydrology from Stanford University and a master's degree in Hydraulics from USP, and a PhD in Water Resources from Stanford University. He was Secretary of Sanitation and Water Resources of the State of São Paulo (Secretário de Saneamento e Recursos Hídricos do Estado de São Paulo) from January 2015 to May 2018 and was the Chairman of Sabesp's Board of Directors from January 2015 to April 2018. He was a professor at the Polytechnic School of USP (Escola Politécnica da USP), from 1980 until December 2018, and has been in a position of Sitting Professor since 1998. He was Co-Chairman of the International Organizing Committee of the World Water Forum in Brasilia (2018), in Korea (2015) and Chairman of the Committee in France (2012). He is an Honorary Chairman of the World Water Council – WWC, of which he was the Chairman from 2012 to 2018. Mr. Braga was also the Chairman of the Intergovernmental Council of UNESCO’s International Hydrological Program from 2008 to 2009, Chairman of the International Water Resources Association – IWRA, from 1998 to 2000, as well as, Executive Officer of National Water Agency (Agência Nacional de Águas, or ANA) from 2001 to 2009.

Monica Ferreira do Amaral Porto. Mrs. Porto has been a member of our board of directors since March 2019. She has a degree in Civil Engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP) and master’s and PhD degrees in Hydraulic Engineering from the same institution. She has had a faculty position at the Department of Environmental and Hydraulic Engineering of the Polytechnic School of USP (Departamento de Engenharia Hidráulica e Ambiental) since 1984 and has been a Full Professor since 2005. She has also been a Head of Department at this institution since June 2018. She was Deputy Secretary of the Department of Sanitation and Water Resources of the State of São Paulo (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo – SSRH) between January 2015 and May 2018. She is the Chairperson of the Committee for the Integration of the Paraíba do Sul River Basin (Comitê de Integração da Bacia do Rio Paraíba do Sul), representing the SSRH. She was the Chief Executive Officer of the Hydraulic Technology Center Foundation (Fundação Centro Tecnológico da Hidráulica) between 2008 and 2014. She has been a member of the Management Board of the Department of Infrastructure and Construction Works of the São Paulo Municipal Government (Conselho de Gestão da Secretaria de Infraestrutura e Obras da Prefeitura de Municipal de São Paulo) since January 2017. She was an alternate member of the Board of Governors of the World Water Council, representing USP. From 1998 to 2012, she participated in several international water resource entities: she is a member of the Advisory Committee for the World Water Quality Assessment, the United Nations Environment Program and the Stockholm Water Prize Committee, among others. She was the Chairperson of the Brazilian Association of Water Resources (Associação Brasileira de Recursos Hídricos) from 1996 to 1997.

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

Francisco Vidal Luna.  Mr. Luna has been an independent member of our board of directors since April 2013 and a member of our Audit Committee from April 2013 to September 2016.  He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university.  In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo.  He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles.  In the private sector, he was the Executive Chairman of Banco Inter American Express S.A. He is currently a member of the Board of Directors and Chairman of the Audit Committee of Desenvolve SP, member of the Board of Directors and Audit Committee of Gafisa S.A and member of the Board of Curators of FIPE – Fundação Instituto de Pesquisas Econômicas, a member of the Board of Trustees of the Fundação Faculdade de Medicina - FFM and a member of the Board of Trustees of FIPE - Fundação Instituto de Pesquisas Econômicas.

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

Francisco Luiz Sibut Gomide   Mr. Gomide has been an independent member of our board of directors since April 2017. He was a member of our Audit Committee from May 2017 to August 2017. He holds Bachelor’s degrees in Civil Engineering and in Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná) and a PhD in Hydrology and Water Resources from the Colorado State University. He was the Minister of Mines and Energy in 2002, CEO of ESCELSA – Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, the CEO of the Energy Company of Mato Grosso do Sul between 1997 and 2001, the General Brazilian Diretor of Itaipu Binacional between 1993 and 1995, the CEO of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and the Chief Financial Officer of the same company from 1983 to 1985. Mr. Gomide was also a professor at the Federal University of Paraná (Universidade Federal do Paraná) from 1970 to 1995. Between 1969 and 1982, he was a hydraulic engineer and hydrologist at the Energy Company of Paraná.

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

Board of Executive Officers

Our board of executive officers is composed of six executive officers appointed by our board of directors for a two-year term. Such terms may be renewed three consecutive times. Our executive officers are responsible for all matters concerning our day‑to‑day management and operations. Members of our board of executive officers have individual responsibilities established by our board of directors and our bylaws.

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	71	Chief Executive Officer	January 10, 2019
Adriano Candido Stringhini	43	Corporate Management Officer	January 10, 2019
Rui de Britto Álvares Affonso	61	Chief Financial Officer and Investor Relations Officer	June 22, 2017
Paulo Massato Yoshimoto	66	Metropolitan Region Officer	June 22, 2017
Ricardo Daruiz Borsari	63	Regional Systems Officer	January 10, 2019
Edison Airoldi	62	Technology, Enterprises and Environment Officer	June 22, 2017

Benedito Pinto Ferreira Braga Junior.  See above, “—Board of Directors”.

Adriano Candido Stringhin. Mr. Stringhini was Sabesp's Head of Communication from April 2009 to January 2019 and Head of Legal Affairs from 2007 to 2009. He has a master's degree in Law from the Law School of University of São Paulo (Faculdade de Direito da Universidade de São Paulo – USP). He has a degree in Law from USP and he is specialist in Organizational Strategic Communication and Public Relations from School of Communications and Arts of USP (Escola de Comunicações e Artes – ECA/USP). He was the Head Lawyer of Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos -Finep-SP) of the Ministry of Science and Technology (Ministério da Ciência e Tecnologia) from 2002 to 2007. He was advisor of the Chief Executive Officer of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), between 1999 and 2001. He was a professor in undergraduate and graduate courses of several institutions, among them: Fundação Getúlio Vargas - FGV, Mackenzie University and School of Law of the Lawyers of São Paulo Institute (Escola Paulista de Advocacia do Instituto dos Advogados de São Paulo – IASP).

Rui de Britto Álvares Affonso.  Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003.  Mr. Affonso holds a PhD and a Master’s degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP), and a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP).  He has been a professor at UNICAMP since 1986, a professor at the Business, Economics and Accounting School of USP from 1983 to 1989, and a Director of Public Economy at the Foundation of Administrative Development (Fundação do Desenvolvimento Administrativo) from 1994 to 2003.  He also represented Brazil on the board of directors of the Forum of Federations, a non‑governmental entity located in Canada, from 2000 to 2006.  Mr. Affonso has also held several positions in state government. In 2017 Mr. Affonso won the Professional Award of the Year of 2016 in Finance by ANEFAC/SERASA EXPERIAN

- National Association of Executives of Finance, Administration and Accounting.

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

Ricardo Daruiz Borsari. Mr. Borsari has a degree in Civil Engineering and a master's degree in Civil Engineering from the Polytechnic School of University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP). He was Secretary of Sanitation and Water Resources of the State of São Paulo from May to December 2018. He worked in several positions at the Department of Water and Electric Energy (Departamento de Águas e Energia Elétrica – DAEE), among them: Engineer since 1978, Executive Officer from January 2015 to May 2018 and from June 2001 to February 2007, Executive Officer of Engineering and Construction Works from August 2010 to October 2011, Executive Officer of the Technology Center of Hydraulic and Water Resources from July 2008 to October 2011. He was Executive Secretary of the Alto Tietê River Basin Committee from 2001 to 2005 and from 2017 to 2018 and Chief Executive Officer and member of the Board of Directors of Metropolitan Water and Energy Company (Empresa Metropolitana de Águas e Energia – EMAE), from 2011 to 2015. He was a member of the Board of Directors of Companhia Energética de São Paulo - CESP between April 2015 and May 2018. Mr. Borsari was a professor at several institutions, including: School of Engineering of Mackenzie University from 1979 to 1980, School of Engineering of Fundação Armando Álvares Penteado – FAAP, from 1982 to 1986, Polytechnic School of USP, from 1989 to 2004, and Pontificial University Catholic of São Paulo – PUCSP, from 1997 to 2001.

Edison Airoldi.  Mr. Airoldi has been our Technology, Enterprises and Environment Officer since June 2015.  He holds a degree in Mechanical Engineering from the Polytechnic School at the University of São Paulo (Universidade de São Paulo - USP) and a Master’s degree in Business Administration from the Foundation Institute of Administration (Fundação Instituto de Administração - FIA).  Mr. Airoldi joined us in 1981 and has worked with us as the Head of the Northern Region business unit, the Water Production business unit and the Technical and Integrated Planning Unit.

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

In 2018, 2017 and 2016, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities was R$4.6 million, R$4.4 million and R$4.4 million, respectively. At our annual shareholders’ meeting held on April 27, 2018, our shareholders approved R$4.7 million in aggregate compensation payable to members of our board of directors, members of our fiscal committee and our executive officers in 2018.

The table below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	1,106	848	923
Board of executive officers	3,228	3,208	3,184
Fiscal committee	280	313	299
Total amount of compensation	4,614	4,369	4,406
Number of members (in individuals)
Board of directors	10	7	8
Board of executive officers	6	6	6
Fiscal committee	5	5	5
Fixed annual compensation
Salary
Board of directors	851	659	710
Board of executive officers	1,849	1,856	1,877
Fiscal committee	215	247	243
Direct and indirect benefits
Board of directors	255	189	213
Board of executive officers	841	796	812
Fiscal committee	65	66	56
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	538	556	494
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	162	156	157
Board of executive officers	677	691	618
Fiscal committee	66	62	61
Minimum amount of compensation
Board of directors	99	96	96
Board of executive officers	498	439	420
Fiscal committee	60	62	51
Average amount of compensation
Board of directors	115	121	114
Board of executive officers	516	535	531
Fiscal committee	61	62	61

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1.  Our total contributions to the pension plan totaled R$36.2 million, R$48.7 million and R$24.3 million in 2018, 2017and 2016, respectively.  In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0.  Based on independent actuarial reports, as of December 31, 2018, our obligation under these both plans (G0 and G1) totaled R$2,970.0 million.  For further information on our pension plans see Note 21 to our financial statements included in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$110.5 million, R$94.4 million and R$83.7 million in 2018, 2017 and 2016, respectively.  We do not have a stock‑option plan for our employees.

C.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a two‑year term. Such term may be renewed three consecutive times.  Our next annual shareholders’ meeting will be held on April 29, 2019.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors”.

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month. Our fiscal committee currently consists of four members and four alternates. All of the current members of our fiscal committee were elected in the shareholders’ meeting held on April 27, 2018, except Marcio Cury Abumussi, who joined our fiscal committee on October 30, 2018.  Their tenure will end on April 29, 2019.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Humberto Macedo Puccinelli	61	Member	April 27, 2018
Pablo Andres Fernandez Uhart	45	Member	April 27, 2018
Rui Brasil Assis	65	Member	April 27, 2018
Alexandre Pedercini Issa(1)	37	Member	April 27, 2018
Marcio Cury Abumussi	50	Alternate	October 30, 2018
Gustavo Carvalho Tapia Lira	40	Alternate	April 27, 2018
César Aparecido Martins Louvison	58	Alternate	April 27, 2018
Leticia Pedercini Issa Maia(1)	38	Alternate	April 27, 2018

  (1)           Members indicated by the minority shareholders

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

Rui Brasil Assis.  Mr. Assis has been a member of our fiscal committee since April 2014.  He holds a degree in Civil Engineering from Escola de Engenharia de Lins.  In the public sector, he worked for Lins City Hall from 1980 to 1983, the Water and Electricity Department from 1983 to 1999, the Water Resources, Sanitation and Construction Secretariat from 1999 to 2003, the Energy, Water Resources and Sanitation Secretariat from 2003 to 2007, the Energy and Sanitation Secretariat from 2007 to 2010 and the Secretariat for Infrastructure and Environment since 2011 (former Secretariat for Sanitation and Water Resources).  Mr. Assis has been a member of the fiscal committee of the Foundation Hydraulic Technology Center (Fundação Centro Tecnológico de Hidráulica) since 2014. He has also served as a member of the deliberative council of the Foundation Agency of Alto Tietê Water Basin (Fundação Agência de Bacia Hidrográfica do Alto Tietê) from 2006 to 2014 and since 2017. Mr. Assis was a member of the fiscal committee of EMAE from 2007 to 2011, the board of directors of the Association for Water Management of the Paraíba do Sul River Basin (AGEVAP) from 2003 to 2006 and the board of directors of the Environmental Company of São Paulo State (Companhia Ambiental do Estado de São Paulo -CETESB) from 1999 to 2007.

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

Marcio Cury Abumussi. Mr. Abumussi holds a degree in Mechanical Engineering from Universidade Paulista and a post-graduate degree in Public Management – Management, Accounting and Finance from Fundação Instituto de Pesquisas Contábeis Atuariais – FIPECAFI. Since 2017, Mr. Abumussi is the Head of the Technical Department of the Secretariat of Finance of the State of São Paulo, in which he has held several roles, among which: technical assistant from 1997 to 2001, Head of the technical division from 2001 to 2008, Head of the technical department from 2009 to 2016 and general administrative coordinator in 2017. He was a sitting member of the Fiscal Council of Companhia Paulista de Securitização – CPSEC from 2010 to 2017 and alternate member of the Fiscal Council of Empresa Paulista de Planejamento Metropolitano S/A – Emplasa from 2010 to 2011.

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

Leticia Pedercini Issa Maia. Mrs. Pedercini has been a member of our fiscal committee since April 2017. She holds a Bachelor’s degree in Administration from the Administrative School of Minas Gerais (FEAD Minas - Centro de Gestão Empreendedora). She is the founder and manager of Hydrocenter Válvulas Tubos e Conexões Ltda since 2004 and the Chief Financial Officer of GPI Distribuidora since 2012. She has also been the Vice-President of the Fiscal Council of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2015 to 2016, the President of the Fiscal Council of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2014 to 2015 and a member of the Fiscal Committee of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2011 to 2014. Prior to that, she was a portfolio manager at Clube de Investimentos Letalex from 2007 to 2008 and the CFO of Grupo Dismetal from 1999 to 2004.

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules. Our Board of Directors determined that Ernesto Rubens Gelbcke qualifies as a financial expert under the SEC rules.  The members are appointed by the board of directors and pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution.

The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements. The audit committee is also responsible for supervising all matters relating to the Code of Conduct and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy.  The audit committee and its members have no decision-making powers or executive functions.

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

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Ernesto Rubens Gelbcke	Coordinator and Financial Expert	June 21, 2018
Lucas Navarro Prado	Member	August 24, 2017
Luís Eduardo Alves de Assis	Member	September 30, 2016

Eligibility and Advisory Committee

In accordance with Federal Law No. 13,303/16, and pursuant to our bylaws, as approved at the extraordinary shareholders’ meeting held on April 27, 2018, we created an Eligibility and Advisory Committee, responsible for supervising the process for the appointment and evaluation of members of our board of directors, executive board and fiscal council.

This committee is composed of up to three members, elected by a general shareholders’ meeting, without a fixed term of office. Members must have at least three years' professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate. Currently, our Eligibility and Advisory Committee is composed of three members, which is representatives from our legal, human resources and compliance departments.

Members of the Eligibility and Advisory Committee may attend board of directors’ meetings where matters related to this committee are discussed and have the right to speak, but not to vote, in accordance with our bylaws.

This committee is also responsible for providing methodological and procedural support to the board of directors to evaluate the performance of officers and other members of statutory committees.

We expect that a written charter addressing the committee’s purpose and detailing its required responsibilities will be approved by the board of directors.

D.      Employees

As of December 31, 2018, we had 14,449 full‑time employees. On December 31, 2018, we had 956 interns and 485 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2018	2017	2016
Number of employees by category of activity:
Projects and operations	10,683	9,176	9,456
Administration	2,074	2,147	2,220
Finance	433	387	424
Marketing	1,259	1,962	2,037
Number of employees by corporate division:
Head office	1,485	1,342	1,389
São Paulo metropolitan region	6,661	6,353	6,634
Regional Systems	6,303	5,977	6,114
Total number of employees	14,449	13,672	14,137

The average tenure of our employees is approximately 19.2 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

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

The collective bargaining agreement signed in 2018 resulted in: (i) a salary increase of 1.29% (which corresponds to the inflation adjustment for the period); (ii) a  2% increase in meal vouchers; (iii) a 2% increase in food assistance; (iv) a 2% increase in nursery stipends; (v) maintenance of the clause from the 2017/2018 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

We experienced a two-day strike in 2013, which did not interrupt the essential services that we provide.  In 2018, 2017, 2016, 2015 and 2014 there were no strikes. Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

E.      Share Ownership

As of December 31, 2018, less than 1% of our common shares were owned by our directors and executive officers. See “Item 7.A. Major Shareholder” for more information.

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

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 17, 2019:

	Common shares
	Shares	%
State of São Paulo(1)	343,524,291	50.3%
Directors and executive officers of Sabesp	3,000	0.0%
Others	339,982,578	49.7%
Total(2)	683,509,869	100.0%

(1)	It includes shares held by the Secretariat of Finance and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo) and other companies controlled by the Government of the State of São Paulo.
(2)	As of April 17, 2019, 83% of our outstanding common shares were held by 9,410 registered shareholders in Brazil.

As of April 17, 2019, 17% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of March 31, 2019, 30 record holders of ADSs in the United States.

On May 12, 2017, we announced that the State of São Paulo’s Privatization Program Board, established by State Law No. 9,361/1996, dated as of July 5, 1996, resolved to take the following measures:

(i).	to proceed with studies aiming to provide alternatives to our current capitalization model;

(ii).	the hiring of the International Finance Corporation, a member institution of the World Bank Group; and

(iii).	the conclusion of an agreement between us and the São Paulo State Government, through the Secretariat of Sanitation and Water Resources (currently Secretariat of Infrastructure and Environment) and the Secretariat of Finance (currently Secretariat of Finance and Planning), to delineate the scope of the International Finance Corporation’s hiring and to govern the relationship between the contracting parties, including the proportional reimbursement of expenses.

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

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. If and once formed, this controlling company may affect future shareholding in and the control of our company. Due to elections for state government in the second half of 2018, this operation was suspended, and we are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control. We cannot assure that any potential corporate reorganization, including a change of control, will not have a material adverse effect on our business.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$501.1 million in 2018, R$463.0 million in 2017 and R$445.7 million in 2016.  Our accounts receivable from the State for sanitation services totaled R$105.7 million, R$106.0 million and R$77.4 million, as of December 31, 2018, 2017 and 2016, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0”.  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2018, 2017 and 2016, we made payments to former employees of R$180.8 million, R$179.5 million and R$178.7 million, respectively in respect of Plan G0.  The State made reimbursements in 2018, 2017 and 2016 in the amounts of R$173.5 million, R$192.9 million and R$139.5 million, respectively.

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

On November 17, 2008, we, the State and DAEE entered into a third amendment to the December 2001 agreement, pursuant to which the State recognized a debt balance payable to us totaling R$915.3 million, hereinafter referred to as the “Undisputed Reimbursement Amount”, as adjusted based on the IPCA.  We accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement Amount and offered to the State a provisional settlement, recognizing a credit totaling R$696.3 million, corresponding to the value of the reservoirs located in the Alto Tietê region.  We and the State have agreed that the final offset will only be recorded when the effective transfer of the reservoirs is recorded at the Real Estate Registry.  The outstanding balance of Undisputed Reimbursement Amount, amounting to R$219.0 million, was being paid by the State in 114 consecutive monthly installments and was totally paid in 2018.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2018, the Disputed Reimbursement Amount amounted to R$1,107.1 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 10 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2018, we had made a provision of R$2,606.1 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

On May 9, 2018 ARSESP announced the final results of the Second Ordinary Tariff Revision. Following this revision cycle, ARSESP will pass-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. Our only contract that provides for this and complies with ARSESP´s requirements is with the municipality of São Paulo and, accordingly, today 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure are being passed through to our tariffs.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. This administrative appeal was denied by ARSESP on February 28, 2019. For more information, see “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020)”.

Dividends

We regularly pay dividends to our shareholders, including the State of São Paulo.  In the past, we have withheld part of the dividends to which the State was entitled in order to offset it against our pending receivables from the State as described above.

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

We also entered into credit agreements with JICA, which were guaranteed by the federal government, with counter‑guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, on August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, in October 2010, for an aggregate principal amount of $6,208 million; and (iv) the Corporate Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million.

For more information on the aforementioned loans, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing”.

Use of Reservoirs

We withdraw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  We do not pay any fees for the use of these reservoirs, although we are responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.

EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs.  Those lawsuits have now been settled by way of an agreement between EMAE and us.

The settlement agreement settled the compensation arrangements between EMAE and our company. It requires us to pay the following amounts to EMAE:

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

On April 11, 2016, we were also named in a separate lawsuit commenced by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE.  The minority shareholders are seeking an order to require the State to stop us from withdrawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of us.  The lawsuit is in its initial phase.  The settlement agreement between EMAE and us will not necessarily put an end to this separate lawsuit.

In addition, on August 7, 2017 we were named in a new lawsuit against us, EMAE and ANEEL, brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The plaintiff alleges that the order is illegal and harmful, jeopardizing the operational viability of the Henry Borden hydroelectric power plant, as well as the energy security of the State of São Paulo, the Southeast region of Brazil and Brazil as a whole. The judge dismissed this lawsuit without judgment on the merits, but this decision is currently being appealed. The settlement agreement between EMAE and us will not necessarily put an end to this separate lawsuit.

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use, from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 9,082 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2018, 2017 and 2016 amounted to R$8.9 million, R$9.9 million and R$10.4 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.1 million in 2018.  There were no expenses related to personnel assigned by other entities to us in 2017. The expenses related to personnel assigned by other entities to us totaled R$0.01 million in 2016.

Services Obtained from State Government Entities

As of December 31, 2018 and 2017, we had an outstanding amount payable of R$8.7 million and R$1.4 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million as of December 31, 2018 and 2017.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$20.8 million, R$19.2 million and R$10.8 million in 2018, 2017 and 2016, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

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

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$4.1 million, R$3.8 million and R$3.9 million in 2018, 2017 and 2016, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.5 million, R$0.6 million and R$0.5 million related to the bonus program was accrued to executive officers in 2018, 2017 and 2016.

For further information on management compensation, see “Item 6.B. Directors and Senior Management—Compensation”.

Loan agreement through credit facility

We hold interests in some companies.  Although we do not hold the majority of shares in any of the companies in which we hold interests, we are party to shareholders’ agreements which provide for the power of veto with regard to certain management proposals and decisions.  Due to our significant influence on these companies by way of shareholders’ agreements, for accounting purposes, these companies are accounted for by applying the equity method of accounting.

We entered into loan agreements with the special purpose enterprises Aquapolo Ambiental S.A. on March 30, 2012 and Attend Ambiental S.A. on May 9, 2014 under which we made loans to finance their respective operations, until their loans due to banks are cleared.

The table below summarizes the terms of those agreements at December 31, 2018:

Companies	Principal disbursed	Interest balance	Total	Interest rate	Maturity
Aquapolo Ambiental S.A.	19,000	13,857	32,857	CDI + 1.2% p.a.	(1)
Total	19,000	13,857	32,857	-	-

___________________

(1)     The loan agreement originally expired on April 30, 2015, was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As of December 31, 2018, the principal and interest balance of this agreement was R$32.9 million, recorded as a non current assets under “Other Accounts Receivable”. In 2018, we recognized financial income of R$2.8 million.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last eight years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period, we expect that this program will create 192,000 new sewage connections benefiting approximately 800,000 people.

As of December 2018, we had completed approximately 25.5 thousand sewage connections under the Pró-Conexão program.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.      Financial Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

We are currently subject to numerous legal proceedings relating to civil, tax, labor, corporate and environmental issues arising in the normal course of our business.  Several individual disputes account for a significant part of the total amount of claims against us.  Our material legal proceedings are described in Note 20 to our financial statements included in this annual report, and that description is incorporated by reference under this Item.

Civil Public Actions Related to Environmental Matters

We are subject to administrative and judicial proceedings, including proceedings initiated by the Companhia Ambiental do Estado de Sao Paulo (CETESB), the State of São Paulo Public Prosecutor Office and non‑governmental organizations.  These proceedings result from alleged environmental damage and relief sought against us includes:  (i) cessation of the release of raw sewage into certain local bodies of water; (ii) remedies, in some cases, for environmental damages that have not yet been specified and evaluated by the court’s technical experts; (iii) requirements to install and operate sewage treatment facilities in locations referred to in the civil public actions; and (iv) imposition of a limit on water extracted from the water springs most affected by the water crisis.  In certain cases, we are subject to daily fines for non‑compliance.  In our response to these lawsuits, we note that the installation and operation of sewage treatment facilities in locations referred to in the civil public actions is included in our investment plan. There have already been unfavorable judicial decisions against us and their effects may include: (i) investment in works or services not considered by our long‑term investment plan; (ii) early execution of works or services that were considered for execution in future years in our long‑term investment plan; (iii) payments related to environmental indemnification; and (iv) a negative impact on our image in national and international markets and in public bodies.

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.15 to our financial statements included in this annual report. As of December 31, 2018, we have provisions totaling R$170.4 million for the matters stated in Note 20 to our financial statements included in this annual report.

Other Legal Proceedings

On December 30, 2003, the Civil Entity Coordination Committee of Piracicaba filed a civil class action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims relief for:  (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system.  In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility.  We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited.  The amount involved in this proceeding as of December 31, 2018 is R$25.8 billion. We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

On November 30, 2012, the Public Prosecutor’s Office of the State of São Paulo on November 30, 2012 filed a civil class action against us seeking: (i) the nullification of the contract we entered into with the municipality of São Paulo on June 23, 2010 regarding the supply of  water and sewage services; (ii) our exclusion from the B3’s Corporate Sustainability Index; and (iii) sewage treatment coverage of the entire municipality of São Paulo by 2018.  The plaintiff’s request for an injunction was denied, and the courts maintained this decision after we presented our defense.  On November 18, 2014, the case was dismissed in the first instance, and the plaintiff presented an appeal. This first decision was upheld by the Court of Justice and was finally settled. The amount involved in these proceedings is R$16.5 billion as of December 31, 2018.  We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2018, 2017 and 2016 the balance of our legal reserve was R$1,200.0 million, R$1,058.3 million and R$923.3 million, respectively, which was equal to 8.0%, 10.6% and 9.3%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2018, 2017 and 2016 we had an investment reserve of R$3,840.4 million, R$6,939.3 million and R$5,249.8 million, respectively.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2018 correspond to the minimum established by law of 25.0% of the net income and the difference of R$792.2 million will be recorded in 2019 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2018, 2017 and 2016 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2018	792.2	June 28, 2019	1.16	1.16
2017	703.9	June 26, 2018	1.03	1.03
2016	823.5	June 27, 2017	1.20	1.20

  *        We recorded dividends in the amount of R$673.3 million, which pursuant to our bylaws is our minimum dividend amount.  We expect to pay the dividends on June 28, 2019.

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

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market for our Common Shares

Our common shares have been listed on the São Paulo Stock Exchange (B3) under the trading symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.

Market of our ADSs

Our ADSs, each of which represents one of our common shares are listed on the NYSE under the trading symbol “SBS”.

B.      Plan of Distribution

Not applicable.

C.      Markets

Trading on the Brazilian Stock Exchange

Our common shares are traded on the B3, the only Brazilian stock exchange that trades shares.  Trading on the B3 is limited to brokerage firms and a limited number of authorized entities.  The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non‑Brazilian holder”, is subject to certain limitations under Brazilian foreign investment regulations.  With limited exceptions, non‑Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non‑Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions.  In addition, Resolution No. 4,373/2014 requires non‑Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over‑the‑counter markets.  With limited exceptions, non‑Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non‑Brazilian holders through a private transaction.  See “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution No. 4,373/2014.

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the B3.  The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by certain additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law.  A company with shares listed on the Novo Mercado must follow good practices of corporate governance.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.  On April 18, 2002, June 19, 2006, April 23, 2012 and April 27, 2018 our shareholders approved changes to our bylaws to comply with the Novo Mercado requirements.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to, among others:

•	maintain only common shares;

•	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;

•	grant tag along rights for all shareholders in connection with a transfer of control of the company;

•	limit the term of all members of the board of directors to two years;

•	hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado, unless a waiver is granted by the company’s shareholders;

•	maintain a related party transactions policy, including (i) the criteria to be followed in the performance and approval of related party transactions, (ii) the procedures for identifying conflicts of interest and establishing voting restrictions for conflicted shareholders, directors and executive officers, and (iii) the procedures for identifying related parties and related party transactions;

•	the chairman of the board of directors is prohibited from simultaneously holding the position of chief executive officer;

•	the board of directors must disclose its opinion on takeover proposals within 15 days from the presentation of the proposal;

•	relevant facts, notices to market or to shareholders and press releases must be made in English simultaneously with the disclosure made in Portuguese;

•	ensure that at least two or 20.0% (whichever is greater) of the members of the board of directors are independent, as defined under the Novo Mercado regulation;

•	maintain a minimum free float of at least (i) 25.0% of the capital stock of the company, or (ii) 15.0% of the capital stock of the company, in the event that the average daily trading volume is equal to or greater than R$25.0 million;

•	the company must have an internal audit committee;

•	disclose information on the share ownership of controlling shareholders and certain related parties on a monthly basis;

•	resolve and require the shareholders, directors, and members of the fiscal committee of the company to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado); and

•	the company must adopt and publish a code of conduct approved by the board of directors, as well as, policies for (i) compensation; (ii) election of board and committee members; (iii) risk management; (iv) related party transactions; and (v) the purchasing and trading of securities.

Companies already listed in the Novo Mercado segment have until April 2021 to make the necessary changes in order to comply with these new rules. We are working to implement such changes and believe that such implementation will be completed by the April 2021 deadline.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385/1976 of December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, by the CMN, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation.  They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges.  Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

Under Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada).  All public companies, including us, are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over‑the‑counter market.  Our common shares are listed and traded on the B3 and may be traded privately subject to certain limitations.

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

Directors’ Powers

In addition to the general provisions of Brazilian law, our Board of Director’s Internal Charter contains the specific provisions set out below regarding a director’s power to vote on a proposal, arrangement or contract in which that director has a material interest.  Under Brazilian Corporate Law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with the company and must disclose the nature and extent of the conflicting interest to be recorded in the minutes of the meeting.  In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

According to our Board of Director’s Internal Charter, when a matter involves a conflict of interest with ours or a particular interest in the matter, each member of the Board of Directors shall (i) declare his impediment in a timely manner, as soon as he becomes aware of the fact, (ii) refrain from intervening in the matter in discussion or deliberation, (iii) include the fact in the minutes of the meeting, and (iv) abstain from discussions and deliberations.

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

See also “Item 6.A. Directors and Senior Management”.

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings.  According to the Brazilian Corporate Law and CVM regulation, our shareholders’ meetings must be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”), currently the city of São Paulo, at least fifteen days prior to the meeting.  In addition, the CVM requires issuers of American Depositary Shares, like us, to issue the first call for a shareholders’ meeting up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote.

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

In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares.  Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting called for such reason.  It should be emphasized, however, that our bylaws expressly prevent us from issuing preferred shares. Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

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

Neither Brazilian Corporate Law nor our bylaws expressly address:

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

Investment Reserve

Our investment reserve is composed specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2018, we had an investment reserve of R$3,840.4 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2018, the balance of our legal reserve was R$1,200.0 million.

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

•        through its representative in Brazil, register its foreign investment with the Central Bank; and

•        be registered with the Federal Tax Authority (Secretaria da Receita Federal), or the “RFB”, pursuant to RFB Normative Instruction No. 1,548/2015, of February 13, 2015, and RFB Normative Instruction No. 1,863/2018, of December 27, 2018.

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

A non‑Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil.  Pursuant to Brazilian law, the non‑Brazilian holder may invest in the common shares under CMN Resolution 4,373/2014 or as a foreign direct investment under Law No. 4,131/1962.

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

On April 14, 2014, Law No. 12,973 was issued to, among other, terminate the Transitory Regime (RTT) and regulate how corporate taxable income should be assessed taking as a starting point the accounting profit calculated according to the new accounting rules introduced as from 2008.  Such Law states that dividends related to all accounting profits generated between January 2008 and 31 December 2013 in excess of the established methods and criteria in force in December 31, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution.  With reference to 2014, the law is not clear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (“Nil or Low Taxation Jurisdiction”).  As of 2015, in view of the termination of the RTT, there would be no differences between the accounting and the taxable profit, so that dividends generated since 2015 should be fully paid with no Brazilian withholding tax implications.

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

Thus, gains, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed on a non‑Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or

•	in all other cases, including gains realized by a non-Brazilian holder that is not a 4,373 holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate. In these cases, a withholding income tax at a rate of 0.005% will be applied and can later be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373/2014 holder that is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; (ii) a flat rate of 25.0% for a non‑Brazilian holder that is a resident of or domiciled in a Nil or Low Taxation Jurisdiction; (iii) progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), for all other non‑Brazilian holders. If these gains are related to transactions conducted on the Brazilian non-organized-over-the-counter market with intermediation, withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the non‑Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange.

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

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non‑Brazilian holder on the disposition of ADSs should not be subject to Brazilian tax.  As mentioned above, according to Law No. 10,833/2003 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non‑Brazilian holder, whether to other non‑Brazilian holder or Brazilian holders, may become subject to taxation in Brazil.  Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

In case the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a non‑Brazilian holder to a resident in Brazil or even to a non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

Exchange of ADSs for common shares

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax to the extent that, as described above, ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003.

Upon receipt of the underlying common shares in exchange for ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 4,373/2014 or as a foreign direct investment under Law No. 4,131/1962.

Exchange of common shares for ADSs

With reference to the deposit of common shares in exchange for ADSs, the difference between the acquisition cost of the common shares and the market price of the common shares may be subject to Brazilian income tax at progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), except for non-Brazilian holders located in a Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a flat rate of 25.0%.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder and is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction.

Discussion on Low or Nil Taxation Jurisdictions

On June 24, 2008, Law No. 11,727/2008 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules.  In this conception, privileged tax regimes are more comprehensive than tax havens.  A “privileged tax regime” is considered to be a jurisdiction which:  (i) does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non‑resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non‑resident entity or individual or (b) to the extent such non‑resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non‑resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.  On 2014 the Brazilian Revenue Service Ordinance 488 was published, reducing from 20% to 17% the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Notwithstanding the fact that the “privileged tax regime” concept was enacted in connection with Brazilian transfer pricing and thin capitalization rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of privileged tax regimes to other types of transactions, such as investments in the Brazilian financial and capital markets.  We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences of Law No. 11,727/2008 and Ordinance 488/2014.

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

Tax on transactions involving bonds and securities (“IOF/Bonds Tax”)

The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges.  As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero.  The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.]

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

Taxation of Dividends

The gross amount of distributions paid to a U.S. holder (including Brazilian taxes that are withheld, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income generally will be includable in a U.S. holder’s gross income as ordinary income when actually or constructively received by the U.S. holder, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax‑free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADSs, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange.  Because we do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.  Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

Subject to certain complex limitations and conditions (including a minimum holding period requirement), Brazilian income taxes withheld on dividends, if any, may be treated as foreign income taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability.  Alternatively, if a U.S. holder does not elect to claim a foreign income tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income.  For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States.  For the purposes of the U.S. foreign tax credit limitations, the dividends paid by us should generally constitute “passive category income” for most U.S. holders. The rules governing the foreign tax credit are complex.  U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets, activities and business plans, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year (although the determination cannot be made until the end of such fiscal year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future.  However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be qualified dividend income eligible for preferential rates of U.S. federal income taxation.  In addition, a U.S. holder that owns common shares or ADSs during any taxable year that we are treated as a PFIC would generally be required to file IRS form 8621.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules (including any information reporting requirements in connection therewith) to the common shares or ADSs.

Information Reporting and Backup Withholding

  In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our common shares or ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to a U.S. holder unless a U.S. holder establishes its status as an exempt recipient, and backup withholding (currently at a rate of 28 percent) may apply to such amounts if the U.S. holder does not establish its status as an exempt recipient or fails to provide a correct taxpayer identification number and certify that such U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability provided the U.S. holder timely furnishes the required information to the IRS.

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

Exchange Rate Risk

As of December 31, 2018 and 2017, R$6,669.4 million and R$5,672.8 million, or 50.7% and 46.9%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2018, 2017 and 2016 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real would have been approximately R$66.7 million, R$56.7 million and R$56.6 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$666.9 million, R$567.3 million and R$566.0 million as of December 31, 2018, 2017 and 2016, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year ended December 31,
	2018	2017	2016
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	17.1	1.5	(16.5)
Depreciation (appreciation) of the real in relation to the yen	20.0	5.4	(13.8)

We have not contracted derivative financial instruments in the years ended December 31, 2018, 2017 and 2016.

For further information regarding foreign currency risk, see Note 5.1(a) to our 2018 financial statements included in this annual report.

As of December 31, 2018, 2017 and 2016, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2018 and 2017, R$1,642.4 million, or 12.5%, and R$1,579.7 million, or 13.1%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2018 and 2017, R$1,261.7 million, or 9.6%, and R$1,149.2 million, or 9.5%, respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2018 and 2017, R$2,982.0 million and R$2,317.0 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2018 and 2017, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$3,029.2 million and R$2,283.0 million as of December 31, 2018 and 2017, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$131.5 million, R$121.0 million and R$119.6 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2018, 2017 and 2016, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,315.3 million, R$1,210.1 million and R$1,196.4 million million as of December 31, 2018, 2017 and 2016, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2018.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2018 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2018
	Expected maturity date
	2019	2020	2021	2022 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	3,029.2	-	-	-	3,029.2

Liabilities
Long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	126.6	123.5	127.6	1,264.7	1,642.4	7.8%
Floating rate, denominated in reais indexed by TJLP	196.4	171.9	148.8	807.0	1,324.1	8.9%
Floating rate, denominated in reais indexed by IPCA	759.7	326.6	115.2	485.0	1,686.5	9.9%
Floating rate, denominated in reais indexed by CDI	263.3	149.8	274.8	573.8	1,261.7	7.9%
Fixed rate, denominated in reais	19.1	36.9	38.7	474.0	568.7
Floating rate, denominated in U.S. dollars	569.1	255.3	217.3	2,233.2	3,274.9	4.3%
Fixed rate, denominated in Yen	165.6	140.4	140.4	1,589.7	2,036.1	1.5%
Fixed rate, denominated in U.S. dollars	3.8	1,354.6	-	-	1,358.4	3.3%
Total long‑term debt	2,103.6	2,559.0	1,062.8	7,427.4	13,152.8	6.1%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which  was 0.00% per month as of December 31, 2018; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 6.40% per annum as of December 31, 2018; IGP‑M was 7.54% per annum as of December 31, 2018; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 6.98% per annum as of December 31, 2018.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2018	2017	2016
Floating rate debt:
Denominated in U.S. dollars	22.2%	23.3%	24.3%
Denominated in reais	45.0%	48.5%	48.1%
Fixed rate debt:
Denominated in reais	4.3%	4.6%	4.6%
Denominated in Yen	15.5%	14.1%	13.5%
Denominated in U.S. dollars	13.0%	9.5%	9.5%
Total	100.0%	100.0%	100.0%

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

Reimbursement of Fees Incurred in 2018

From January 1, 2018 to December 31, 2018, we received reimbursements in the amount of US$2.5 million for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

 Part II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a)‑15(e), as of the year ended December 31, 2018.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer concluded, that our disclosure controls and procedures, as of December 31, 2018, were not effective due to a deficiency in the maintenance of our controls regarding privileged access to our Information Technology (“IT”) environment, as described in item B below.

B. Management Report on Internal Control over the Preparation of Financial Reports

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on such assessment and criteria, our management has identified control deficiency, as of December 31, 2018, that represent a material weakness in our internal control over financial reporting. The ineffectiveness of this internal control has not resulted in a misstatement or omission in our consolidated financial statements as of December 31, 2018 and for the year then ended

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has identified a service account (ERP system support) with privileged access. This account, if used improperly, could have had access to system transactions and made undue changes.

Additionally, this access control deficiency could have affected the effectiveness of business process automated controls and manual controls with an automated component.

Although there was a possibility of improper access, we carried out an analysis of the System Access Logs, which demonstrated that the actions carried out were limited to those necessary to maintain the system, without any impact on our financial reporting for 2018.

Actions for Remediation of Material Weakness

Our management immediately established actions and efforts to remediate the material weakness identified in relation to the service account. These actions included:

•	Removing the privileged access;
•	Analyzing the access logs of the relevant account;
•	Actions to ensure that privileged access occurs only on an exceptional basis and for the necessary time, subject to due justification and based on the authorization of two managers; and
•	Periodic monitoring of privileged user actions.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, as described below.

C. Certification Report of the Independent Audit Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP São Paulo - SP

Opinion on Internal Control Over Financial Reporting

We have audited Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of financial position of the Company as of December 31, 2018 and 2017, the related statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the financial statements) and our report dated April 26, 2019 expressed an unqualified opinion on those financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

•	There were ineffective general information technology controls (GITC) due to the existence of a user with privileged access to the information technology (IT) that support the Company’s financial reporting process. As a result, business process automated controls and manual controls with an automated component were also considered ineffective because they could have been adversely impacted.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 financial statements and this report does not affect our report on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Auditores Independentes

São Paulo – Brazil

April 26, 2019

D. Changes in internal control over disclosure of financial information

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.   [Reserved]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors has determined that Ernesto Rubens Gelbcke qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16 of Form 20‑F.  Ernesto Rubens Gelbcke is an “independent director” within the meaning of the SEC rules.

ITEM 16B.      CODE OF ETHICS

We have adopted a code of business conduct and ethics called the Code of Conduct and Integrity, which applies to all of our employees, including our directors, chief executive officer, chief financial officer and investor relations and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Conduct and Integrity, we have an Ethics Commission and an internal Whistle-Blower Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Recurring cases are reported to the Ethics Commission, which urges the related departments to develop preventive actions.  In 2018, 164 events were reported to the Whistle-Blower Channel.  During 2018, 48 of our employees or outsourced employees received penalties (11 warnings, one suspension and 36 dismissals).  Our Ethics Commission is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Conduct and Integrity for all of our employees.  Our Code of Conduct and Integrity is available on our web site at http://www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.  If we amend the provisions of our Code of Conduct and Integrity, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Conduct and Integrity, without charge, upon request to sabesp.ri@sabesp.com.br.

Federal Law No. 13,303/16, State Decree 62,349/16 and the new Novo Mercado rules require the adoption of a Code of Conduct that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. See “Item 16G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies”.  We will disclose the amendment on our web site at the address listed above.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2018. KPMG Auditores Independentes’ activity began with the review of our interim financial information reporting for the second quarter of 2016.

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2015 and 2014.

The following table presents the aggregate fees for professional services and other services rendered to us by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes in 2018 and 2017:

	Year ended December 31,
	2018	2017
	(in millions of reais)
Audit Fees(1)	2.8	3,0
Audit‑Related Fees	-	-
Tax Fees	-	-
All Other Fees(2)	-	0.0
Total	2.8	3.0

(1)     Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)     Includes the amount of R$0.04 million referring to non-material, non-audit services in 2017.

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

Except as disclosed above, KPMG Auditores Independentes did not provide any non-audit services to us in 2016, 2017 or 2018. Deloitte Touche Tohmatsu Auditores Independentes did not provide any non-audit services to us in 2016.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.       CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2016, we engaged KPMG Auditores Independentes as our independent registered public accounting firm on June 22, 2016.  Our financial statements as of and for the years ended December 31, 2015 and 2014, which are not included in this annual report, were audited by Deloitte Touche Tohmatsu Auditores Independentes.

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

Although the federal law gave the companies concerned two years in which to comply with the new standards, the State of São Paulo decided that companies controlled by the State, like our company, had to revise their bylaws to bring them into compliance by the end of 2017. However, taking into account State Law No. 16,525, of September 15, 2017, which regulates our corporate reorganization and the new Novo Mercado requirements, the State of São Paulo enacted Decree No. 63,089/2017, which allowed us to implement the necessary changes to our bylaws by June 30, 2018, as required by Federal Law No. 13,303/16.  The revisions to our bylaws were approved at our General Shareholders’ Meeting held on April 27, 2018.

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

In order to comply with this law, we have implemented certain changes in our corporate governance structure and governing documents, such as our bylaws, Board of Director’s Internal Charter, Executive Board’s Internal Charter and Fiscal Council’s Internal Charter.

Additionally, we have certain corporate policies, such as the Nominating Policy for the appointment and assessment of directors, officers and Fiscal Council members, as well as the Policy for Compensation of directors, officers, as well as members of the Fiscal Council and statutory committees.

These policies also aim to comply with the Novo Mercado Regulation and the State Decree No. 62,349/2016.

For a description of new corporate governance obligations imposed by Brazilian law on companies listed on the Novo Mercado segment, see “Item 9.C. Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment”.

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

In view of Brazilian Law 13.303/16 and new requirements of Novo Mercado Listing Regulations, the following discussion summarizes the significant differences between our current corporate governance practices and those required of U.S. listed companies:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/16 established that at least 25% of the members of the board of directors must be independent.  Under the Novo Mercado Regulations, our board of directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee.  Additionally, Brazilian Corporate Law, Federal Law No. 13,303/16 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors.  However, they do not require that we have a majority of independent directors, as required under the NYSE rules.  Under our current bylaws, approved on April 27, 2018, our board of directors must have a minimum of seven members, and 25% of the board must be independent, as established by Federal Law No. 13,303/16 and as defined under Novo Mercado Regulations.  Currently, six of our nine directors are independent, pursuant to the Novo Mercado Listing Regulations and Federal Law No. 13,303/16.  We believe these rules provide adequate assurances that our directors are independent.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to this Law, up to one‑third of the members of the board of directors can be elected from management.  Our bylaws provide that the CEO shall integrate the Board of Directors, while holding such position. All other members of our board of directors meet the NYSE’s definition of “non‑management” directors.  There is no requirement in the Brazilian Corporate Law that non-management directors meet regularly without management. However, the Internal Charter of the Board of Directors establishes that, by resolution of the Chairman of the Board, meetings may be held exclusively for external directors, without the presence of executives. Our board of directors consists of seven non-management directors.

Fiscal Council

Under the Brazilian Corporate Law, the Conselho Fiscal, or fiscal council, is a corporate body independent of management and a company’s external auditors.  The fiscal council may be either permanent or non‑permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.  A fiscal council is not equivalent to, or comparable with, a U.S. audit committee.  The primary responsibility of the fiscal council is to review management’s activities and a company’s financial statements, and to report its findings to the company’s shareholders.  The Brazilian Corporate Law requires fiscal council members to receive as compensation at least 10% of the average annual amount paid to a company’s executive officers.  The Brazilian Corporate Law requires a fiscal council to be composed of a minimum of three and a maximum of five sitting members and respective alternates.

Under the Brazilian Corporate Law, the fiscal council may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.

Currently, our fiscal council consists of four sitting members and his/her alternates. The fiscal council members generally meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law and Federal Law No. 13,303/16 (the Brazilian State-owned Companies Law).  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements.  The audit committee is also responsible for supervising all matters relating to the Code of Conduct and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy. The audit committee comprises three members appointed by the board of directors, and, pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution. The members of the audit committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the board of directors. In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of his or her term. The current members of our audit committee are Ernesto Rubens Gelbcke, Lucas Navarro Prado and Luís Eduardo Alves de Assis. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Ernesto Rubens Gelbcke is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Under the Brazilian Corporate Law, we are not required to have a nomination/corporate governance committee or compensation committee.  However, Federal Law No. 13,303/16 and State Decree No. 62,349/16 established the requirement of a committee with the responsibilities of verifying the nomination process of the members of the management and of the fiscal council. In our annual shareholders’ meeting, held on April 27, 2018, our bylaws were amended in order to, among other things, create the Eligibility and Advisory Committee in compliance with Federal Law No. 13,303/16 and State Decree No. 62,349/16.

This committee must be composed of up to three members, elected by a general shareholders’ meeting, without a fixed term of office. Members must have at least three years’ professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate. Currently, our Eligibility and Advisory Committee is composed of three members, which are representatives from our legal, human resources and compliance departments.

Candidates are assessed based on the CODEC Resolution No. 03/2018 and on our nomination policy, approved by the Board of Directors, which follows the guidelines defined by Federal Law No. 13,303/16, State Decree No. 62,349/16 and Novo Mercado Listing Regulations.

Members of the Eligibility and Advisory Committee may attend board of directors’ meetings where matters related to this committee are discussed and will have the right to speak, but not to vote, in accordance with our bylaws.

This committee is also responsible for verifying the compliance of the evaluation process of the members of the management and of the fiscal council, as well as providing methodological and procedural support to the board of directors to evaluate the performance of officers and other members of statutory committees.

The performance evaluation, individual and collective, held annually, of the members of the management and the members of committees, observing the following minimum requirements, according to the terms of Federal Law No. 13,303/16:

(a)	presentation of the acts of management, regarding the lawfulness and effectiveness of the management;
(b)	contribution to the earnings for the year; and
(c)	achievement of the purposes established in the business plan and fulfillment of the long-term strategy.

We expect that a written charter addressing the committee’s purpose and detailing its required responsibilities will be approved by the board of directors.

Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit‑sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The individual compensation and profit‑sharing of each executive officer, as well as the compensation of our board and committee members is set out according to our remuneration policy, approved by the Board of Directors, which follows the guidelines from the São Paulo State Government and the CODEC (State Capital Protection Board).

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations, Federal Law No. 13,303/16 and State Decree 62,349/16. See “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment” and “Item 16.G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies”, our Report on Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website.  We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE.  Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.

However, Federal Law No. 13,303/16, State Decree 62,349/16 and the Novo Mercado Regulations require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We adopt and disclose a Code of Conduct and Integrity and believe that this code complies with the requirements made by the Brazilian laws and regulations, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit department is connected to the Board of Directors through the audit committee and reports to our Chief Executive Officer. Our internal audit is responsible for evaluating (i) the adequacy of internal controls, (ii) the effectiveness of the risk management and of the governance processes, (iii) the reliability of the process of collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, to prepare financial statements, and (iv) the proper application of the principle of segregation of duties, to avoid the occurrence of conflicts of interest and fraud.

Anticorruption Compliance

Law No. 12,846, of August 1, 2013 (the “Anticorruption Law” or the “Clean Company Act”), as further regulated by Decree No. 8,420/2015, introduced to the Brazilian legal system the concept of strict liability for legal entities involved in harmful acts against the national and foreign public administration, as defined in the Anticorruption Law, subjecting the violation company to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Anticorruption Law considers that an effective implementation of Compliance Programs may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration, which can be up to 20% of the company’s annual gross revenue. The program currently consists of a set of internal mechanisms and procedures related to integrity, monitoring and incentives to report irregularities. The program also focuses on the effective implementation of the Code of Conduct and Integrity as well as other policies and guidelines aimed at preventing fraud, corruption and other harmful acts against public administration. In 2018, we circulated communications directed to the entire company, reinforcing the importance of acting in accordance with laws, regulations and internal policies.

As a mixed capital company, our Compliance Program encompasses two distinct situations – active corruption and passive corruption, as predicted in the Brazilian legislation – and follows the recommendations of the Organization for Economic Cooperation and Development, the United Nations Office on Drugs and Crimes, and the World Bank to establish an ethical culture.  Our program incorporates and focuses on high management, structural functioning, the provision of complaint hotlines, monitoring of third-party relationships, governance and internal controls, risk management, training and communication.

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

ITEM 19.         EXHIBITS

Item	Description
1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on May 25, 2018).
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

4.14*	The Audit Committee Charter dated September 20, 2018 (English translation) (incorporated by reference to the Form 6‑K filed on November 30, 2018).
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
4.19*

First Amendment to the Private Instrument of Settlement and Other Covenants bewteen the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).

11.1*	Code of Conduct and Integrity dated July 27, 2018 (English translation) (incorporated by reference to the Form 6-K filed on August 10, 2018).
12.1	Certification of Benedito Pinto Ferreira Braga Junior, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Benedito Pinto Ferreira Braga Junior, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2

Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
(*) Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO ‑ SABESP

By:         /s/ Benedito Pinto Ferreira Braga Junior
Name:      Benedito Pinto Ferreira Braga Junior
Title:        Chief Executive Officer

By:         /s/ Rui de Britto Álvares Affonso
Name:      Rui de Britto Álvares Affonso
Title:         Chief Financial Officer and Investor
                  Relations Officer

Date:  April 26, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2018 and 2017

And for the years ended

December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Opinion on the Financial Statements

We have audited the accompanying Statements of financial position of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the Company) as of December 31, 2018 and 2017, the related statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo – SP

April 26, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2018 and 2017

Amounts in thousands of reais

Assets	Note	December 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	7	3,029,191	2,283,047
Trade receivables	9 (a)	1,843,333	1,672,595
Accounts receivable from related parties	10 (a)	174,148	180,773
Inventories		65,596	85,671
Restricted cash	8	31,900	18,822
Recoverable taxes	18 (a)	380,703	276,585
Other receivables		77,371	56,592
Total current assets		5,602,242	4,574,085

Noncurrent assets
Trade receivables	9 (a)	209,083	215,910
Accounts receivable from related parties	10 (a)	669,102	634,387
Escrow deposits		152,018	122,686
Water National Agency – ANA	11	49,136	70,487
Other receivables		103,310	113,123

Investments	12	44,587	36,932
Investment properties	13	47,620	57,652
Contract asset	14	7,407,948	-
Intangible assets	15	29,012,460	33,466,132
Property, plant and equipment	16	267,612	255,050

Total noncurrent assets		37,962,876	34,972,359
Total assets		43,565,118	39,546,444

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2018 and 2017

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2018	December 31, 2017
Current assets
Trade payables and contractors		465,993	344,947
Current portion of long-term borrowings and financing	17	2,103,612	1,746,755
Accrued payroll and related taxes		564,830	588,073
Taxes and contributions	18 (b)	200,563	183,965
Interest on capital	24 (c)	673,765	598,612
Provisions	20 (a)	458,387	607,959
Services payable	22	454,022	408,275
Public-Private Partnership - PPP	15 (g)	137,827	60,007
Program Contract Commitments	15 (c) (iv)	230,695	128,802
Other liabilities		108,938	104,485
Total current liabilities		5,398,632	4,771,880

Noncurrent liabilities
Borrowings and financing	17	11,049,184	10,354,211
Deferred income tax and social contribution	19	261,242	36,754
Deferred Cofins and PASEP		140,830	130,182
Provisions	20 (a)	434,475	470,245
Pension obligations	21 (b)	2,970,009	2,932,338
Public-Private Partnership - PPP	15 (g)	3,275,297	3,011,409
Program Contract Commitments	15 (c) (iv)	142,314	110,698
Other liabilities		341,447	215,718
Total noncurrent liabilities		18,614,798	17,261,555

Total liabilities		24,013,430	22,033,435

Equity
Capital stock		15,000,000	10,000,000
Earnings reserves		5,100,783	8,051,110
Other comprehensive loss		(549,095)	(538,101)
Total equity	24	19,551,688	17,513,009
Total equity and liabilities		43,565,118	39,546,444

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	Note	2018	2017	2016

Net operating income	28 (b)	16,085,094	14,608,233	14,098,208
Cost of services	29	(9,086,456)	(8,778,963)	(9,013,120)

Gross profit		6,998,638	5,829,270	5,085,088

Selling expenses	29	(693,480)	(686,012)	(639,559)
Allowance for doubtful accounts	29	(166,727)	(82,681)	(90,488)
Administrative expenses	29	(996,877)	(1,098,990)	(934,896)
Other operating income (expenses), net	31	28,591	(5,679)	4,722
Equity results of investments in affiliaties	12	6,510	5,760	4,740

Profit from operations before finance income (expenses) and income tax and social contribution		5,176,655	3,961,668	3,429,607

Financial expenses	30	(807,967)	(688,280)	(839,891)
Financial revenues	30	446,302	326,244	448,710
Exchange result, net	30	(902,671)	(96,018)	1,090,628

Financial result, net		(1,264,336)	(458,054)	699,447

Profit before income tax and social contribution		3,912,319	3,503,614	4,129,054

Income tax and social contribution
Current	19 (d)	(852,655)	(882,787)	(1,121,289)
Deferred	19 (d)	(224,596)	(101,517)	(60,667)
		(1,077,251)	(984,304)	(1,181,956)
Profit for the year		2,835,068	2,519,310	2,947,098
Earnings per share – basic and diluted (in reais)	25	4.15	3.69	4.31

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais

	Note	2018	2017	2016
Profit for the year		2,835,068	2,519,310	2,947,098
Other comprehensive income (loss)		(10,994)	287,547	(472,266)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	21 (b)	(10,994)	287,547	(472,266)
Total comprehensive income for the year		2,824,074	2,806,857	2,474,832

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2015		10,000,000	784,955	3,273,580	11,453	-	(353,382)	13,716,606
Net income for the year		-	-	-	-	2,947,098	-	2,947,098
Actuarial gains (losses)	21 (b)	-	-	-	-	-	(472,266)	(472,266)
Total comprehensive income for the year		-	-	-	-	2,947,098	(472,266)	2,474,832
Legal reserve	24 (d)	-	147,355	-	-	(147,355)	-	-
Interest on capital (R$1.0240 per share)	24 (c)	-	-	-	-	(699,936)	-	(699,936)
2015 additional proposed dividends, approved (R$0.0330 per share)		-	-	-	(11,453)	-	-	(11,453)
Additional proposed dividends	24 (c)	-	-	-	123,557	(123,557)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	(60,838)	-	-	(60,838)
Transfer to investments reserve		-	-	1,976,250	-	(1,976,250)	-	-
Balances as of December 31, 2016		10,000,000	932,310	5,249,830	62,719	-	(825,648)	15,419,211

Net income for the year		-	-	-	-	2,519,310	-	2,519,310
Actuarial gains (losses)	21 (b)	-	-	-	-	-	287,547	287,547
Total comprehensive income for the year		-	-	-	-	2,519,310	287,547	2,806,857
Legal reserve	24 (d)	-	125,965	-	-	(125,965)	-	-
Interest on capital (R$0.87539 per share)	24 (c)	-	-	-	-	(598,336)	-	(598,336)
2016 additional proposed dividends, approved (R$0.09176 per share)		-	-	-	(62,719)	-	-	(62,719)
Additional proposed dividends	24 (c)	-	-	-	105,543	(105,543)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (c)	-	-	-	(52,004)	-	-	(52,004)
Transfer to investments reserve		-	-	1,689,466	-	(1,689,466)	-	-
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009

Net income for the year		-	-	-	-	2,835,068	-	2,835,068
Actuarial gains (losses)	21 (b)	-	-	-	-	-	(10,994)	(10,994)
Total comprehensive income for the year		-	-	-	-	2,835,068	(10,994)	2,824,074
Legal Reserve	24 (d)	-	141,755	-	-	(141,755)	-	-
Investments reserve capitalized	24 (a)	5,000,000	-	(5,000,000)	-	-	-	-
Interest on capital (R$0.9851 per share)	24 (c)	-	-	-	-	(673,328)	-	(673,328)
2016 additional proposed dividends, approved (R$0.07833 per share)		-	-	-	(53,539)	-	-	(53,539)
Additional proposed dividends	24 (c)	-	-	-	118,859	(118,859)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (c)	-	-	-	(58,528)	-	-	(58,528)
Transfer to investments reserve	24 (f)	-	-	1,901,126	-	(1,901,126)	-	-
Balances as of December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	-	(549,095)	19,551,688

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais

	December 31, 2018	December 31, 2017	December 31, 2016
Cash flow from operating activities
Profit before income tax and social contribution	3,912,319	3,503,614	4,129,054
Adjustments for:
Depreciation and amortization	1,392,541	1,301,897	1,146,626
Residual value of property, plant and equipment, intangible assets and investment properties written-off	24,974	24,935	15,168
Bad debt expense	165,433	82,681	90,488
Agreement signed with the municipality of Guarulhos	(928,014)	-	-
Provisions and inflation adjustment	111,940	185,080	276,654
Pension plan liabilities – early reduction (curtailment)	-	-	(334,152)
Interest calculated on borrowings and financing payable	563,902	426,781	449,470
Inflation adjustment and exchange gains (losses) on borrowings and financing	982,072	159,087	(969,430)
Interest and inflation adjustment on liabilities	30,103	25,751	24,297
Interest and inflation adjustment on assets	(64,046)	(31,619)	(80,675)
Finance charges from customers	(289,321)	(193,683)	(207,789)
Margin of fair value on intangible assets arising from concession	(63,013)	(70,335)	(81,513)
Provision for Consent Decree (TAC)	80,245	72,933	89,083
Share of profit of investees	(6,510)	(5,760)	(4,740)
Provision from São Paulo agreement	135,735	-	-
Provision for pension plan - Sabesprev Mais	-	-	235
Pension obligations	243,569	304,500	377,886
Other adjustments	33,349	92,461	24,412
	6,325,278	5,878,323	4,945,074
Changes in assets
Trade receivables	(71,679)	(42,194)	(34,665)
Accounts receivable from related parties	39,919	51,594	(3,163)
Inventories	20,075	(27,633)	7,156
Recoverable taxes	(104,118)	(233,952)	35,195
Escrow deposits	(1,639)	(32,200)	33,232
Other receivables	11,760	8,312	144,920
Changes in liabilities
Trade payables and contractors	(176,826)	(180,353)	6,371
Services payable	(89,988)	(51,779)	72,775
Accrued payroll and related taxes	(103,488)	56,841	21,240
Taxes and contributions payable	(4,829)	15,983	(90,325)
Deferred Cofins/PASEP	10,648	(7,889)	5,150
Provisions	(297,282)	(279,951)	(185,793)
Pension obligations	(217,000)	(228,282)	(201,736)
Other liabilities	122,214	(16,741)	17,842
Cash generated from operations	5,463,045	4,910,079	4,773,273

Interest paid	(732,048)	(676,087)	(739,944)
Income tax and social contribution paid	(888,077)	(932,110)	(1,029,737)
Net cash generated from operating activities	3,842,920	3,301,882	3,003,592
Cash flows from investing activities
Acquisition of contract asset and intangible assets	(2,132,559)	(1,957,780)	(2,108,167)
Restricted cash	(13,078)	5.256	5,078
Investment increase	(1,136)	-	-
Purchase of property, plant and equipment	(50,645)	(18,920)	(27,631)
Dividends received	8,131	-	-
Net cash used in investing activities	(2,189,287)	(1,971,444)	(2,130,720)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais                                                                                                                                                                                                                            (continued)

	December 31, 2018	December 31, 2017	December 31, 2016

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,634,553	1,007,572	1,250,524
Payment of loans	(1,678,748)	(1,098,558)	(1,535,312)
Payment of interest on capital	(653,393)	(765,933)	(139,399)
Public-Private Partnership - PPP	(178,333)	(31,758)	(30,498)
Program Contract Commitments	(31,568)	(44,935)	(171,180)
Net cash used in financing activities	(907,489)	(933,612)	(625,865)

Increase in cash and cash equivalents	746,144	396,826	247,007

Represented by :
Cash and cash equivalents at the beginning of the year	2,283,047	1,886,221	1,639,214
Cash and cash equivalents at the end of the year	3,029,191	2,283,047	1,886,221
Increase in cash and cash equivalents	746,144	396,826	247,007

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

As of December 31, 2018, the Company operated water and sewage services in 369 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts.  The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 369 municipalities. The municipalities of Guarulhos and Aguaí signed contracts on December of 2018, however their operations will begin only in 2019 (in January and June, respectively). As of December 31, 2018, the Company had 373 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$4,345 as of December 31, 2018 (R$4,345 as of December 31, 2017).

As of December 31, 2018, 35 concession agreements (51 as of December 31, 2017) had expired and are being negotiated. From 2019 to 2030, 31 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2018, 307 program and services contracts were signed (287 contracts as of December 31, 2017).

As of December 31, 2018, the carrying amount of the underlying assets used in the 35 concessions of the municipalities under negotiation totaled R$4,485,203, accounting for 12.32% of the total of intangible assets, and the related gross revenue for the year ended December 31, 2018 totaled R$1,035,906, accounting for 6.07% of the total of gross revenue.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 51.52% of the gross revenues as of December 31, 2018 (55.38% as of December 31, 2017 and 55.46% as of December 31, 2016) and 46.97% of intangible assets (46.92% on December 31, 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality  of Santos; the gross revenue calculated in the year ended December 31, 2018 totaled R$ 326.276 (R$294,658 as of December 31, 2017 and R$280,689 as of December 31, 2016) and the intangible asset was R$307,566 in the year ended December 31, 2018 (R$310,577 as of December 31, 2017).

Public deeds are valid and governed by the Brazilian Civil Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

As of March 3, 2018, the Jaguari-Atibainha interconnection was inaugurated; this interconnection allow the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System. Inaugurated in April 2018, the São Lourenço Production System expand water production and capacity by 6.4 m³/s. With the conclusion of this system the Company has nine large production systems available to supply the São Paulo Metropolitan Region. These two important works aim at expand water security in the São Paulo Metropolitan Region.

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

The financial statements were approved by Management on April 25, 2019.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3    Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below.  These policies have been applied consistently in all years presented, except for the adoption of new accounting standards as described below.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value.

       3.2  Financial assets and liabilities

Financial Asset - Classification

As of December 31, 2017, the Company classified its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of the financial assets at inception. As of December 31, 2017, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments.

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

Starting January 1, 2018, the Company adopted IFRS 9, which establishes principles for the financial reporting of financial assets and financial liabilities involving all three accounting aspects: classification and measurement, impairment and hedge accounting.

As of December 31, 2018, the Company classifies its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

•         Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, restricted cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA. Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

As of December 31, 12 2017, the Company classified its financial liabilities into the following categories: measured at fair value through profit or loss and amortized cost.  Classification depends on the purpose to which the financial liabilities were assumed. As of December 31, 2017, the Company did not have liabilities classified into the “fair value through profit or loss” category.

•         Amortized cost

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

As of December 31, 2018, with the adoption of IFRS 9, the Company classifies its financial liabilities measured at amortized cost. Classification depends on the purpose to which the financial liabilities were assumed. This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

Impairment

IFRS 9 – Financial Instruments introduces a new impairment model, replacing the incurred loss model for the expected credit loss model, which requires the recording of provision upon initial recognition of asset exposed to credit risk.

Trade receivables

Due to the caractheristics of the Company’s accounts receivable such as (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing expected credit loss based on the total asset’s useful life.

As of December 31, 2017, the methodology to calculate the allowance for doubtful accounts was carried out based on historical loss. The methodology used consisted of using an estimate per maturiry range through the average weighted loss of the last 12 months. The calculation also considered a segregation of clients by nature and maturity date. The Company also concluded that the macroeconomic indicators did not have significant impact on its estimates. In order to support this understanding, the Company carried out several analyses of the correlation  between indicators that could potentially have some influence the sanitation sector and its history of losses on doubtful accounts, such as Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA).

After analysis, the Management concluded that the methodology already adopted by the Company complies with the expected credit loss model and, for this reason, the first-time adoption of IFRS 9 as from January 1, 2018 did not have significant impacts on the measurement of allowance for doubtful accounts.

Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposits certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months and during the terms of these investments was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.3  Operating income

(a)         Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as the water is consumed and services are provided. Revenues, including revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services. The average term between the issue and the maturity of the bill is ten business days. Concerning revenues of wholesale municipal governments (wholesale sale), which do not pay the full invoice, the Company records allowance for doubtful accounts upon invoicing in revenue reduction account.

As of December 31, 2017, the Company recognized revenue when: i) products were delivered or services were rendered; ii) the amount of revenue could be reliably measured, iii) it was probable that future economic benefits would flow to the Company, and iv) it was probable that the amounts will be collected.  The amount of revenue was not considered to be reliably measurable until all conditions relating to the sale had been satisfied.  Amounts in dispute were recognized as revenue when collected.

As of December 31, 2018, with the adoption of IFRS 15, since 1 January, 2018, which establishes a five-step model applicable over revenue from a contract with a customer, as a result, the Company started to recognize revenue when: i) it identifies the contracts with customers; ii) it identifies the different obligations in the contract; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Amounts in dispute are recognized as revenue when collected.

The Company analyzed sales transactions to private sector, government entities and wholesale customers and concluded IFRS 15 did not have significant impacts.

The Company adopted IFRS 15 using the cumulative effect method, with application and recognition as from first-time adoption, i.e. January 1, 2018. Consequently, the Company did not apply the requirements of IFRS 15 for comparison purposes. Accordingly, data relating to 2017 is presented based on information previously reported  and prepared in accordance with IAS 18 Revenue and related interpretations.

(b)         Construction revenue

As of December 31, 2017, revenue from concession construction contracts was recognized in accordance with IFRIC 12 (Concession Arrangements) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application were fulfilled, with non-cash effect.  The percentage of completion was calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts was recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2018, revenue from concession construction contracts is recognized in accordance with IFRS 15 (Revenue from Contracts with Customers) and IFRIC 12 (Concession Contracts), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as contract asset, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin (the effects from the first-time adoption of IFRS 15 are presented according to Note 4.1). The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business.  These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period.  In these cases, they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective accounts receivable data, past receipts, existing guarantees, and as from January 1, 2018, with the adoption of IFRS 9, it considers expected future losses.

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

3.7  Property, plant and equipment

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements.  Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary.  Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment, in this case, for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months.  This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably.  Repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 16(c). .

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to Concession Agreements and Program Contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, in cases where there is the right to receive the residual value of the assets at the end of the contract , must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension.  These investments are amortized by the useful life of asset.

The details referring to amortization of intangible arising from concession arrangements/program are described in Note 16 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

3.11 Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs.  Subsequently, borrowings and financing are stated at amortized cost, as presented in Note 17.  Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

3.12 Borrowing costs

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs.  Subsequently, borrowings and financing are stated at amortized cost, as presented in Note 17.  Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

3.12 Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets.  Other borrowing costs are recognized as expenses in the period they are incurred.  Borrowing costs are interest rates and other charges incurred by the Company related to borrowings, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of borrowings effective on the capitalization date.

For foreign currency-denominated borrowings or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

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

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 20.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations.  Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.18  Taxes on revenues

Revenues from sanitation services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively.

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

These taxes are calculated by the non-cumulativeness regime and presented net, as deductions from gross revenues.  Tax debts calculated over “other operating income” are presented as deductions from the respective operating income.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2018

New standards and revisions

Standard	Description	Impact

IFRS 9 - Financial Instruments	Changes in the classification and measurement requirements, mainly for impairment and hedge accounting.

Except for the impact of the disclosure of allowance for doubtful accounts in the income statements, which is demonstrated as a separate item, the application of this standard did not impact materially the disclosures or amounts recognized in the annual financial statements.

IFRS 15 - Revenue from Contracts with Customers

Establishes a single comprehensive framework to determine if and when a revenue is recognized and how revenue is measured.

IFRS 15 supersedes the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Interpretation A – Customer Loyalty Programmes.

(*) See impact analysis below.
Amendments to IFRS 2 – Classification and measurement of share-based payment transactions	Describe about modifications of settled options of shares.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 40 – Transfers of investment properties

The amendments clarify that a transfer to or from investment properties require an assessment of whether a property match, or no longer match, the definition of investment properties, supported by observable evidence of a change in use, and that a change in use is possible for properties under construction.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Annual improvements to IFRSs: 2014-2016 cycle Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments clarify that the option made by a venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through profit or loss is separately available for each associate or joint venture, and this choice should be made in the inception.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
IFRIC 22 – Foreign Currency Transactions and Advance Consideration

Describes how the transaction date should be defined in order to determine the exchange rate applicable to the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of non-monetary assets and liabilities.

The application of this interpretation did not impact the disclosures or amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(*) IFRS 15 – Revenue from Contracts with Customers

As established by IFRS 15 - Revenue from Contracts with Customers, assets related to the concession under construction, recorded under the scope of IFRIC 12 - Service Concession Arrengements, should be classified as Contract Asset during the construction period and transferred to Intangible Assets only after completion of the works.

With the adoption of this new accounting standard, SABESP started to record the Contract Asset in the balance sheet. This amount was previously recognized as part of Intangible Assets and was, therefore, reclassified, with no impact in the income statement. Due to the transition methods adopted by the Company in the application of this standard, the comparative information of the financial statements was not restated and the impact of the adoption on January 1, 2018 is as follows:

Assets	Note	January 1, 2018	Impact of IFRS 15	January 1, 2018
Current assets
Cash and cash equivalents	7	2,283,047	-	2,283,047
Trade receivables	9 (a)	1,672,595	-	1,672,595
Accounts receivable from related parties	10 (a)	180,773	-	180,773
Inventories		85,671	-	85,671
Restricted cash	8	18,822	-	18,822
Recoverable taxes	18 (a)	276,585	-	276,585
Other receivables		56,592	-	56,592
Total current assets		4,574,085	-	4,574,085

Noncurrent assets
Trade receivables	9 (a)	215,910	-	215,910
Accounts receivable from related parties	10 (a)	634,387	-	634,387
Escrow deposits		122,686	-	122,686
Water National Agency – ANA	11	70,487	-	70,487
Other receivables		113,123	-	113,123

Investments	12	36,932	-	36,932
Investment properties	13	57,652	-	57,652
Contract asset	14	-	10,387,715	10,387,715
Intangible assets	15	33,466,132	(10,387,715)	23,078,417
Property, plant and equipment	16	255,050	-	255,050

Total noncurrent assets		34,972,359	-	34,972,359
Total assets		39,546,444	-	39,546,444

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 16 – Leases[1]

Establishes a single model for the accounting of leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

IFRS 16 will supersede the current leases guidance including IAS 17 Leases and IFRIC 4, SIC 15 and SIC 27 Determining Whether an Arrangement Contains a Lease.

(**) See impact analysis below.
IFRIC 23 – Uncertainty over Income Tax Treatments[1]	Clarify accounting when there are uncertainties about the treatment of taxes on profit.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.

1 Effective for annual periods beginning on or after January 1, 2019.

(*) IFRS 16 – Leases

The new standard supersede IAS 17 - "Leases" and corresponding interpretations, introducing significant changes to lessees, as it requires lessess to recognize the liability of future payments and the right of use of leased assets to virtually all leases agreements, including operating leases, specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements will be impacted as follows:

a) recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at the present value of future lease payments;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

b) recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

c) segregation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP will apply the requirements of IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset (“Lease Asset”) equals to the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as an adjustment to the opening balance of the equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control the use of an identified asset for a defined period of time in exchange of consideration.

The Company's Management analyzed the contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with IFRS 16. This analysis identified impacts mainly related to vehicles and properties leased from third parties, corresponding to approximately 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

The recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below US $ 5,000.00) will remain on a linear basis as permitted by IFRS 16.

On January 1, 2019, the measurement of lease liabilities corresponds to the total of fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the average rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the average rate per maturity term of each borrowing contract.

The Company decided to use the practical expedient of using a single real discount rate based on the respective terms for contracts with similar characteristics.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain SABESP’s interests, i.e., when it is reasonable sure that the option will be exercised.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

After carrying out analysis, the Company concluded that only 70 agreements will fall under the scope of IFRS 16, and, on January 1, 2019, the Company's Management will recognize a right-of-use asset and a lease liability at the present value of R$ 64,955.

As of December 31, 2018, the analyses and internal controls associated with the measurement and accounting of the lease agreements were substantially concluded and under customization, with conclusion pending the definition of certain assumptions. Therefore, considering the existence of significant judgment components in the new accounting pronouncement, the Company believe that there may be changes in the reported amounts, but in amounts deemed not significant with the context of the financial statements.

The Company intends to apply the practical expedient related to the definition of leases during transition. This means that it will apply IFRS 16 to all agreements signed before January 1, 2019 identified as lease, in accordance with IAS 17 and IFRIC 4.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of R$ 6,694,912 as of December 31, 2018 (R$5,702,375 as of December 31, 2017). Below, the Company’s exposure to exchange risk:

	December 31, 2018		December 31, 2017
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,191,152	4,615,476	1,200,786	3,972,200
Borrowings and financing – Yen	57,463,173	2,026,726	57,575,271	1,692,713
Interest and charges from borrowings and financing – US$		40,193		26,628
Interest and charges from borrowings and financing – Yen		12,517		10,834
Total exposure		6,694,912		5,702,375
Borrowing cost – US$		(22,390)		(26,454)
Borrowing cost – Yen		(3,113)		(3,100)
Total foreign-currency denominated borrowings (Note 17)		6,669,409		5,672,821

The 17.6% increase in foreign currency-denominated debt from December 31, 2017 to December 31, 2018 was mainly due to:

Exchange rates, as a result of:

1)         17.6% increase of the US dollar against the real, from R$3.3080 as of December 31, 2017 to R$3.8748 as of December 31, 2018; and

2)         20.0% increase of the Yen-denominated, from R$0.02940 as of December 31, 2017 to R$0.03527 as of December 31, 2018.

As of December 31, 2018, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$669,491 (R$570,238 as of December 31, 2017), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

The table below provides the Company's borrowings and financing subject to variable interest rate:

	December 31, 2018	December 31, 2017
CDI(i)	1,250,000	1,144,391
TR(ii)	1,637,290	1,574,564
IPCA(iii)	1,614,595	1,699,747
TJLP(iv)	1,322,854	1,354,987
LIBOR(v)	3,259,295	2,814,399
Interest and charges	134,725	125,172
Total	9,218,759	8,713,260

(i) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii) TR – Interest Benchmark Rate

(iii) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness

As of December 31, 2018, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes would have been R$ 92,188
(R$ 87,133 as of December 31, 2017) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2018 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date.  See additional information in Notes 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2018	December 31, 2017
Cash at banks and short-term bank deposits
AA+(bra)	2,966,080	2,222,001
AAA(bra)	45,430	43,978
Other (*)	17,681	17,068
	3,029,191	2,283,047

(*) This category includes current accounts and investment funds in banks whose balances were not significant, and after assessing the impact of IFRS 9, concluded that expected losses are not material.

The available credit rating information of the banks, as at December 31, 2018, in which the Company made deposit transactions and financial investments in local currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

The table below shows the financial liabilities of the Company, by relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

As of December 31, 2018	2019	2020	2021	2022	2023	2024 onwards	Total

Liabilities
Borrowings and financing	2,581,359	3,073,006	1,427,558	1,468,221	1,189,927	6,364,235	16,104,306
Accounts payables to suppliers and contractors	465,993	-	-	-	-	-	465,993
Services payable	454,022	-	-	-	-	-	454,022
Public-Private Partnership – PPP	405,263	377,196	377,196	377,196	377,196	4,889,573	6,803,620
Program contract commitments	244,446	45,608	45,741	30,991	30,991	14,417	412,194

Cross default

The Company has borrowings and financing agreements including cross default clauses, e.g., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018	December 31, 2017

Total borrowings and financing (Note 17)	13,152,796	12,100,966
(-) Cash and cash equivalents (Note 7)	(3,029,191)	(2,283,047)

Net debt	10,123,605	9,817,919
Total equity	19,551,688	17,513,009

Total capital	29,675,293	27,330,928

Leverage ratio	34%	36%

As of December 31, 2018, the leverage ratio decreased to 34% from the 36% as of December 31, 2017, mainly due to the increase in equity generated by the 2018 earnings retention, mitigated by the increase of the net debt mainly as a result of the appreciation of the dollar (17.1%) and the yen (20.0%) against the real.

5.3 Fair value estimates

The Company considers that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

With the changes introduced by IFRS 9 (Financial Instruments), as of December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA, accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	3,029,191	3,029,191	2,283,047	2,283,047
Restricted cash	31,900	31,900	18,822	18,822
Trade receivables	2,052,416	2,052,416	1,888,505	1,888,505
Water National Agency – ANA	49,136	49,136	70,487	70,487
Other receivables	180,681	180,681	169,715	169,715

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$843,250 as of December 31, 2018 (R$815,160 as of December 31, 2017), which were calculated in accordance with the conditions negotiated between related parties.  The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, in the amount of R$737,503 (R$709,208 as of December 31, 2017), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,152,796	13,116,684	12,100,966	11,967,909
Accounts payables to suppliers and contractors	465,993	465,993	344,947	344,947
Services payable	454,022	454,022	408,275	408,275
Program contract commitments	373,009	373,009	239,500	239,500
Public-Private Partnership - PPP	3,413,124	3,413,124	3,071,416	3,071,416

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)

Agreements with Banco do Brasil and CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained  from B3.

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
(v)

Agreements with BID and IBRD, were projected until final maturity in  origin  currency,  applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds was priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(vi)

Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2018.

(vii)

Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate.  Thus, the Company discloses as market value, the amount recorded as of December 31, 2018.

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

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and expectation of future losses. While the Company believes that the assumptions used are reasonable, actual results could be different.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b)         Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements.  The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, upon  completion of the construction and provided that it will generate future economic benefits.  The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first.  Additional information on the accounting for intangible assets arising from concession agreements are described in Notes 3.8 and 15.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)          Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 21.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets. Additional information related to taxes are described in Note 19.

(e)          Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company recognizes a provision for lawsuits when it has a present obligation (legal or constructive) arising from a past event, it is probable that an outflow of resources embodying economic benefits will be necessary to settle the liability and the amount of such obligation can be reliable estimated. Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned.  Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings are disclosed in Note 20.

7             Cash and cash equivalents

	December 31, 2018	December 31, 2017

Cash and banks	151,558	171,951
Cash equivalents	2,877,633	2,111,096
	3,029,191	2,283,047

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 98.28% of CDI in December 2018 (98.88% in December 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2018	December 31, 2017
Current
Agreement with the São Paulo municipal government (i)	19,977	12,055
Brazilian Federal Savings Bank – escrow deposits (ii)	5,880	1,209
Other	6,043	5,558
	31,900	18,822

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

9             Trade receivables

(a)      Financial position balances

	December 31, 2018	December 31, 2017
Private sector:
General and special customers (i) (ii)	1,372,667	1,248,979
Agreements (iii)	347,679	320,032

	1,720,346	1,569,011
Government entities:
Municipal	575,733	532,320
Federal	3,876	3,547
Agreements (iii)	274,906	285,614

	854,515	821,481
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,056	2,670
São Caetano do Sul	2,869	2,604

Total wholesale customers – Municipal governments	5,925	5,274

Unbilled supply	571,072	560,712

Subtotal	3,151,858	2,956,478
Allowance for doubtful accounts	(1,099,442)	(1,067,973)

Total	2,052,416	1,888,505

Current	1,843,333	1,672,595
Noncurrent	209,083	215,910

	2,052,416	1,888,505

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)    General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements.

Wholesale customers – Municipal governments: (iv)
Guarulhos (*)	-	760,598
Mauá	601,910	530,830
Mogi das Cruzes	3,056	2,670
Santo André	1,164,399	1,048,832
São Caetano do Sul	2,869	2,604
Diadema	222,671	222,671
Total wholesale customers – Municipal governments	1,994,905	2,568,205

(iv) Wholesale basis customers - municipal governments - This balance refers to invoices issued as a result of services provided to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP. The Company has not recognized revenue nor receivables from these municipalities according to the IFRS 15/IFRS 9, since it does not consider that it will be probable that it will collect the consideration to which it is entitled in exchange for the services transferred to the municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(*) Agreement with the municipality of Guarulhos

On December 12, 2018, an Agreement for debt payment and receipt was entered into by the municipality of Guarulhos (“Guarulhos”), the Guarulhos Autonomous Water and Sewage Service (SAAE) and SABESP, in order to settle SAAE’s existing debt through the transfer of sanitation services to SABESP for a period of 40 years.

On December 12, 2018, the São Paulo State, the city of Guarulhos and SABESP, with intervention of SAAE, signed a Public Utility Service Agreement to Provide Water Supply and Sewage Services in the municipality of Guarulhos, through which the São Paulo State and the municipality of Guarulhos granted SABESP the right to provide services for a period of 40 years.

Due to the signature of the service agreement, the amount due by SAAE, recorded as revenue loss, totaling R$ 928,014, was recognized as revenue, reducing losses in receivables. As a result, the balance of receivables was used to pay for the transfer of sanitation services for a 40-year period, incorporated into intangible assets.

Due to the service transfer, the Company paid R$ 50,000 to settle administrative costs and terminate the services provided by SAAE. It also allocated R$ 150,000 to be transferred in five annual statements, adjusted by the IPCA index published by the Brazilian Institute of Geography and Statistics (IBGE); the first installment was paid in 2018 and the others will be paid from January 2020 to January 2023. The amounts must be allocated to sanitation initiatives. The total amount of R$ 200,000 was adjusted to present value and registered in intangible assets by crediting current and noncurrent liabilities, in the amounts of R$ 80,000 and R$ 98,301, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

From the sixth year after the signature of the agreement, four percent (4%) of gross revenue received by SABESP from the municipality of Guarulhos, less Cofins/Pasep, ARSESP’s Regulation, Control and Oversight Fee (TRCF) and other taxes/fees levied on revenue will be invested in environmental sanitation, housing, drainage and other urban infrastructure projects of the municipality of Guarulhos.

Credits in court, in the form of Court-Order Debt Security, will be held as collateral of compliance with the Settlement Agreement. The payment of said Court-Order Debt Security held in court will be suspended for the period in which the Agreement remains in effect.

The collateral amount will be progressively reduced according to the following rules:

•	The collateral amount will not be reduced until the fifth (5th) anniversary of the Agreement signature date;
•	From the fifth (5th) to the fifteenth (15th) anniversary of the Agreement signature date, Credits 1 and 2 will be reduced by an amount equivalent to 1/120 per complete month;
•	From the fifteenth (15th) to the twenty-third (23rd) anniversary of the Agreement signature date, Credits 3 and 4will be reduced by an amount equivalent to 1/96 per complete month;
•	From the twenty-third (23rd) to the fortieth (40th) anniversary of the Agreement signature date, Credit 5 will be reduced by an amount equivalent to 1/204 per complete month.

(b)      The aging of trade receivables is as follows

	December 31, 2018	December 31, 2017

Current	1,449,927	1,434,097
Past-due:
Up to 30 days	330,310	287,173
From 31 to 60 days	145,153	100,383
From 61 to 90 days	83,679	56,386
From 91 to 120 days	54,486	34,685
From 121 to 180 days	89,740	70,609
From 181 to 360 days	44,856	47,241
Over 360 days	953,707	925,904

Total past-due	1,701,931	1,522,381

Total	3,151,858	2,956,478

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The decrease in the overdue balance was mainly due to wholesale receivables from the municipality of Guarulhos, as a result of the agreement signed in December 2018.

(c)      Allowance for doubtful accounts

	December 31, 2018	December 31, 2017	December 31, 2016

Balance at beginning of the year	1,067,973	1,068,747	977,758
Private sector /government entities	61,315	75,973	144,217
Recoveries	(29,846)	(76,747)	(25,272)
Net additions for the year	31,469	(774)	118,945
Write-offs of accounts receivable during the year	-	-	(27,956)
Balance at the end of the year	1,099,442	1,067,973	1,068,747

Reconciliation of estimated/historical losses of income	December 31, 2018	December 31, 2017	December 31, 2016

Write-offs	(184,555)	(171,729)	(177,492)
(Losses)/reversal with state entities - related parties	1,294	21,510	(7,292)
(Losses) with private sector / government entities	(61,315)	(75,973)	(144,217)
(Losses)/reversal with wholesale customers	(29,458)	9,781	(2,596)
Recoveries	107,307	133,730	241,109

Amount recorded as bad debt expense, net of recoveries	(166,727)	(82,681)	(90,488)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Losses from wholesale customers  related to the municipalities of Santo André and Mauá, totalling R$116,250 and R$71,606, respectively, were recorded as revenue reduction in 2018 (R$104,082 and R$64,070, respectively, in 2017). Additionally, a revenue was recorded in the amount of R$716,981 in the same account, related to the municipality of Guarulhos. Accordingly, as a result of these transactions, a revenue with wholesale services was recorded amounting to R$529,125, in 2018 (R$203,496 was recorded in 2017 as revenue reduction).

The Company does not have customers representing 10% or more of its total revenues.

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2018	December 31, 2017
Accounts receivable
Current:
Sanitation services (i)	122,522	118,441
Allowance for losses (i)	(33,820)	(35,114)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii)	22,926	22,968
- GESP Agreement – 2008 (ii)	-	20,099
- GESP Agreement – 2015 (iv)	62,520	54,379

Total current	174,148	180,773

Noncurrent:
Agreement for the installment payment of sanitation services	17,045	22,625
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	652,057	611,762

Total noncurrent	669,102	634,387

Total receivables from shareholders	843,250	815.160

Assets:
Sanitation services	105,747	105,952
Reimbursement of additional retirement and pension benefits (G0)	737,503	709,208

Total	843,250	815,160

Liabilities:
Interest on capital payable to related parties	338,407	300,717
Other (g)	8,694	1,367

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	2018	2017	2016

Revenue from sanitation services	501,146	462,989	445,726
Payments received from related parties	(509,672)	(471,081)	(424,549)

Receipt of GESP reimbursement referring to Law 4,819/58	(173,516)	(192,889)	(139,472)

(i)      Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v), below.

The Company recognized R$33,820 as of December 31, 2018 (R$35,114 as of December 31, 2017) as allowance for losses in accordance of IFRS 9, applicable since January, 1 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(ii)    Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 21 (b) (iii).

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

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits.  The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP.  However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable. . See additional information in item (iv) below.

On March 22, 2004, the Company signed the first amendment to the GESP Agreement, settling the amounts due by the São Paulo State Government for water supply and sewage services provided, monetarily adjusted through February 2004; and formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

On December 28, 2007, the Company  and the  São Paulo  State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment.  In December 2012 the last installment was paid.

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP of R$915,251, monetarily adjusted until September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The remaining debtor balance of R$ 218,967 was totally paid in 2018.

The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and GESP entered into an agreement to pay the amounts receivable, totaling R$696,283 (more information in item (iv) of this note).

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

(iv)      Agreement with the São Paulo State Government entered into in 2015

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. As of December 31, 2018, the balance receivable totaled R$62,520 in current assets (R$ R$54,379 as of December 31, 2017) and R$652,057  in noncurrent assets (R$611,762 as of December 31, 2017) and CTEEP shares were disposed of on April 20, 2016 for R$111.1 million.

(v) Disputed Amount of Benefits

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

The Company's Management decided to record allowance for losses of amounts receivables from the State; as of December 31, 2018 and 2017, the amounts related to the pension plan benefits paid and recorded for allowance for doubtful accounts totaled R$ 1,107,104 and R$ 1,021,657, respectively.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0. As of December 31, 2018 and 2017, the pension benefit obligations of Plan G0 totaled R$2,606,107 and R$2,543,877, respectively. For detailed information on the pension benefit obligations refer to Note 21 (b) (iii).

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

Several lawsuits were filed by EMAE. An arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collection for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies. As of October 19, 2017, the conditions precedent were complied with and the agreement came into effect.

Based on a Private Transaction Agreement and Other Adjustments, the payments were established as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

- R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year, with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

- R$46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$9,254 due on April 30, 2017 and the subsequent ones in 4 (four) installments of same amount, adjusted for inflation, due on every April 30 of the subsequent years, or on the first subsequent business day.

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the Indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant.  In summary, the company claims  that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant.  Although this lawsuit was not the object of the agreement, the Company understands that the approval of the agreement by the Extraordinary Shareholders’ Meeting would eliminate the risk that this proceeding would continue in the judicial level.

As of August 7, 2017, the Company was once again served with process in a citizen suit filed by Alvaro Luiz de Lima de Alvares Otero against ANEEL, EMAE and SABESP requesting the annulment of ANEEL order, which consents to the above transaction. The plaintiff claims that the act is illegal and harmful, compromises the operational feasibility of the Henry Borden hydroelectric power plant and jeopardizes the energy security of the São Paulo State, the Southeast region and Brazil. Finally, the plaintiff requests SABESP to indemnify EMAE, at an amount to be calculated. The suit was extinguished without judgment of merit. An appeal was lodged by the author awaiting judgment by the Court of Justice.

The agreement entered into with EMAE will not necessarily resolve these actions.

As of December 31, 2018, the Company recorded R$16,055 and R$90,518 in Other Liabilities, under current  and noncurrent liabilities, respectively. In 2018, the Company paid the amount of R$ 16,622.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

(e)     Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed.  In 2018, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$8,903 (R$9,853 in 2017 and R$10,393 in 2016).

In 2018, the expenses related to personnel assigned by other entities to SABESP were R$ 116 (In 2017 there were no expenses related to personnel assigned by other entities to SABESP and R$10 in 2016).

(f) Services obtained from state government entities

As of December 31, 2018 and 2017, SABESP had an outstanding amounts payable of R$8,694 and R$1,367, respectively, for services rendered by São Paulo State Government entities.

(g)      Non-operating assets

As of December 31, 2018 and December 31, 2017, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(h)            Sabesprev

The Company sponsors health plans managed by Sabesprev, according to Note 21 (a).

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2018 amounted to R$363,902 (R$388,461 as of December 31, 2017), according to Note 21 (b) (i).

(i)       Compensation of Management Key Personnel

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

- Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, issued by the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

The Executive Officers’ fees are also defined by government authorities. Management and Fiscal Council’s compensation is equivalent to 30% and 20%, respectively, of the Executive Officers’ fee, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to the monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year.  The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to Statutory Officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

SABESP pays bonuses for the purposes of compensating Executive Officers, in accordance with the guidelines of the São Paulo State government, as an incentive policy, as long as the Company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital.  Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10% of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$4,077, R$3,813 and R$3,912 for 2018, 2017 and 2016, respectively.  An additional amount of R$538, related to the bonus program, was recorded in 2018 (R$556 in 2017 and R$494 in 2016).

(j) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and with Attend Ambiental S.A., to finance the operations of these companies, until the borrowings and financing requested with financial institutions is granted.

These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Aquapolo Ambiental	19,000	13,857	32,857	CDI + 1.2% a.a.	(i)
Total	19,000	13,857	32,857

(i)       The loan agreement originally matured on April 30, 2015, but was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As of December 31, 2018, the principal and interest balance of this agreement was R$ 32,857, recorded in the non current assets under "Other Accounts Receivables" (December 31, 2017 - R$ 50,617). In 2018 the financial income recognized was R$ 2,772 (in 2017 - R$ 5,017).

The contract amounting to R$ 10,838 existed as of  December 31, 2017, was fully paid on December 21, 2018.

Regarding the agreement entered into with Attend, in the amount of R$ 5,400 (principal), which had been overdue since June 2015, an allowance for doubtful accounts of R$ 9,596 (principal plus interest) was recorded, as a renegotiation agreement was not reached.

(k)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law no. 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program.  The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works.  As of December 31, 2018, the program total amount was R$100,928 (R$82,697 as of December 31, 2017), there was no balance receivable as of December 31, 2018 and 2017 from related parties (R$6,148 as of December 31, 2016). The amount of R$49,919 (R$35,068 as of December 31, 2017) was recorded in the group of intangible assets and R$51,009 was reimbursed by GESP (R$47,629 as of December 31, 2017) from the beginning of the program until December 31, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2018, the balances of assets and liabilities were R$49,136 (R$70,487 as of December 31, 2017), and the liability is recorded in "other liabilities" under noncurrent liabilities.

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

The Company holds interest recognized by the equity accounting in the following investees:

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Sesamm's capital as of December 31, 2018, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds a 36% interest, GS Inima 57% and ECS 7%.

The operations initiated in June 2012.

Águas de Andradina

As of September 15, 2010, the Company, together with Companhia de Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2018, the capital of Águas de Andradina totaled R$ 17,948, divided into 17,936,174 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%.  The amount of R$ 12 is recorded under investee’s equity, as advance for future capital increase.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 2,290 upon the issue of 2,289,796 new registered common shares with no par value, fully subscribed and paid-in, R$ 573 of which using the minimum mandatory dividends and R$ 1,717 corresponding to additional dividends, both arising from the profit recorded in 2015.

In 2018, the Company contributed R$ 910 in the investee, through the issuance of 910,006 registered common shares with no par value, subscribed and paid-in. The amount was recorded in current assets, under “Other receivables” and was reclassified into investments.

On May 4, 2018, the shareholders at an Annual and Extraordinary Shareholders’ Meeting approved the capital increase in the amount of R$ 1,062, through the issuance of 1,061,935 new registered common shares with no par value, fully subscribed and paid-in, through the capitalization of the credits held by the shareholders as a result of the distribution of dividends. The Company holds 30% of this capital increase.

The Company pledges as guarantee 100% of its shares in Águas de Andradina.

The operations initiated in October 2010.

Águas de Castilho

As of October 29, 2010, the Company, together with Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2018, the company’s capital was R$ 2,785, and was represented by 2,785,225 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 740 upon the issue of 740 new registered common shares with no par value, fully subscribed and paid-in, R$ 184 of which using the minimum mandatory dividends and R$ 556 corresponding to additional dividends, both arising from the profit recorded in 2015.

In 2018, the Company contributed R$ 61 in the investee, through the issuance of 61,000 registered common shares with no par value, subscribed and paid-in. The amount was recorded in current assets, under “Other receivables” and was reclassified into investments.

On May 4, 2018, the shareholders at an Annual and Extraordinary Shareholders’ Meeting approved the capital increase in the amount of R$ 222, through the issuance of 221,613 new registered common shares with no par value, fully subscribed and paid-in, through the capitalization of the credits held by the shareholders as a result of the distribution of dividends. The Company holds 30% of this capital increase.

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

As of December 31, 2018, the capital of Saneaqua Mairinque totaled R$ 4,183, and was represented by 3,141,239 registered common shares without a par value. SABESP holds a 30% interest and BRK 70%. In 2018, the investee received capital contribution of R$ 2,183, by issuing 1,141,239 new registered common shares with no par value, which was recorded as advance for future capital increase in its noncurrent liabilities in 2017.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2018, the capital totaled R$ 13,400, and was represented by 13,400,000 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

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

As of December 31, 2018, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest. As of December 29, 2016, Odebrecht Utilities S/A transferred to Odebrecht Ambiental Participações em Negócios Industriais S/A (“OAPNI”) all its shares and control and the latter now holds 51% of the shares.

The Company pledges as guarantee 100% of its shares in Aquapolo Ambiental S/A.

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

As of December 31, 2018, the capital of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

As of December 31, 2017, operations had not initiated yet.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Company	Equity			Capital increase	Dividends distributed	Profit (loss) for the year
	2018	2017	2016	2018	2018	2018	(*)	2017	2016

Sesamm	43,547	39,262	37,198	-	(1,336)	5,621	-	2,707	8,601
Águas de Andradina (i)	24,832	19,392	16,161	3,033	-	2,425	(18)	4,471	1,772
Águas de Castilho	6,084	4,880	3,706	203	-	1,060	(59)	933	631
Saneaqua Mairinque	5,720	4,327	4,090	2,183	-	(478)	(312)	390	723
Attend Ambiental	1,426	5,169	3,925	-	-	(4,731)	988	1,324	841
Aquapolo Ambiental	30,170	18,757	12,340	-	-	11,410	3	6,470	689
Paulista Geradora de Energia	7,625	8,447	8,469	-	-	(448)	(374)	(22)	(40)

Company	Investments		Capital increase	Dividends distributed	Equity in the earnings of subsidiaries				Interest percentage
	2018	2017	2018	(*)	2018	(*)	2017	2016	2018	2017	2016

Sesamm	15,677	14,135	-	(481)	2,023	-	975	3,096	36%	36%	36%
Águas de Andradina	7,450	5,818	910	-	727	(5)	729	532	30%	30%	30%
Águas de Castilho	1,826	1,465	61	-	318	(18)	287	189	30%	30%	30%
Saneaqua Mairinque	1,716	1,298	655	-	(143)	(94)	71	217	30%	30%	30%
Attend Ambiental	642	2,326	-	-	(2,129)	445	560	378	45%	45%	45%
Aquapolo Ambiental	14,783	9,191	-	-	5,591	1	3,144	338	49%	49%	49%
Paulista Geradora de Energia	1,905	2,111	-	-	(112)	(94)	(6)	(10)	25%	25%	25%
Total	43,999	36,344	1.626	(481)	6,275	235	5,760	4,740
Other investments	588	588
Overall total	44,587	36,932

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2017 were issued, including some adjustments, after the Company’s financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

13           Investment properties

	December 31, 2017	Write-offs and disposals	Transfers	Depreciation	December 31, 2018

Investment properties	57,652	(9,995)	13	(50)	47,620
Total	57,652	(9,995)	13	(50)	47,620

	December 31, 2016	Write-offs and disposals	Depreciation	December 31, 2017

Investment properties	57,968	(244)	(72)	57,652
Total	57,968	(244)	(72)	57,652

	December 31, 2015	Transfers	Write-offs and disposals	Reversal of estimated losses	Depreciation	December 31, 2016

Investment properties	56,957	1,231	(124)	10	(106)	57,968
Total	56,957	1,231	(124)	10	(106)	57,968

As of December 31, 2018 and 2017, the market value of these properties is approximately R$386,000 and R$402,000, respectively.

14           Contract asset

                Contract asset (works in progress) is the right to consideration in exchange for goods or services transferred to

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

customers. As established by IFRS 15 - Revenue from contract with customer, assets related to the concession under construction, recorded under the scope of IFRIC 12 – Service Concession Arrengements, should be classified as contract asset during the construction period and transferred to intangible assets only after completion of the works.

A contract asset is initially recognized at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date, as described in Note 3.12.

	January 1, 2018	Additions	Contract renewal	Transfers of Works (*)	December 31, 2018
Contract asset arising from:
Agreements – equity value	1,303,552	367,199	(284,856)	(475,481)	910,414
Agreements – economic value	233,361	111,703	-	(96,676)	248,388
Program contracts	1,809,257	806,554	284,856	(676,695)	2,223,972
Services contracts – São Paulo	6,733,732	1,788,210	-	(4,867,158)	3,654,784
Software license	533	52,183	-	(52,700)	16
Inventories	298,340	63,075	-	-	361,415
Advance to suppliers	8,940	19	-	-	8,959
Total	10,387,715	3,188,943	-	(6,168,710)	7,407,948

(*) Work in progress transferred from contract asset to intangible asset.

15           Intangible assets

(a)      Statement of financial position details

	December 31, 2018			December 31, 2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	5,465,206	(1,391,862)	4,073,344	8,893,296	(1,751,682)	7,141,614
Agreements – economic value	1,948,255	(716,246)	1,232,009	2,068,402	(634,465)	1,433,937
Program contracts	12,710,937	(3,933,008)	8,777,929	10,653,292	(3,058,226)	7,595,066
Program contracts – commitments	1,320,106	(240,555)	1,079,551	1,113,160	(202,785)	910,375
Services contracts – São Paulo	17,474,797	(4,083,345)	13,391,452	19,388,751	(3,471,736)	15,917,015
Software license	748,962	(290,787)	458,175	688,712	(220,587)	468,125
Total	39,668,263	(10,655,803)	29,012,460	42,805,613	(9,339,481)	33,466,132

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2017	Transfers to contract assets (*)	Additions	Contract renewal	Transfers of works (**)	Transfers	Write-offs and disposals	Amortization	December 31, 2018
Intangible right arising from:
Agreements – equity value	7,141,614	(1,427,046)	93	(1,935,780)	499,002	(5,268)	(1,406)	(197,865)	4,073,344
Agreements – economic value	1,433,937	(233,361)	373	-	114,442	88	(1,031)	(82,439)	1,232,009
Program contracts	7,595,066	(2,019,461)	928,818	1,935,780	681,742	3,011	(7,616)	(339,411)	8,777,929
Program contracts – commitments	910,375	-	206,946	-	-	-	-	(37,770)	1,079,551
Services contracts – São Paulo	15,917,015	(6,707,847)	3,724	-	4,818,734	12	(14,813)	(625,373)	13,391,452
Software license	468,125	-	4,774	-	54,790	686	-	(70,200)	458,175
Total	33,466,132	(10,387,715)	1,144,728	-	6,168,710	(1,471)	(24,866)	(1,353,058)	29,012,460

(*) Work in progress transferred to contract asset due to adoption of IFRS 15, as of January 1, 2018, as described in Note 4.1.

(**) Work in progress transferred from contract asset to intangible asset.

	December 31, 2016	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	374,775	(531,818)	2,078	1,663	(2,795)	(185,244)	7,141,614
Agreements – economic value	1,381,652	142,429	-	8	2,604	(1,163)	(91,593)	1,433,937
Program contracts	6,576,021	772,278	531,818	4,834	(1,784)	(6,606)	(281,495)	7,595,066
Program contracts – commitments	823,216	121,313	-	-	-	-	(34,154)	910,375
Services contracts – São Paulo	14,552,707	1,976,079	-	6,460	(18,346)	(13,848)	(586,037)	15,917,015
Software license	430,237	103,424	-	-	6,489	-	(72,025)	468,125
Total	31,246,788	3,490,298	-	13,380	(9,374)	(24,412)	(1,250,548)	33,466,132

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

In 2018, the Company renewed a program contract with the municipalities of Angatuba, Arandu, Assis, Cachoeira Paulista, Carapicuíba, Gália, Guararema, Itirapuã, Monções, Monte Mor, Piraju, Poá, Praia Grande, Queluz, Salesópolis, São Vicente and Terra Roxa. The Company also started operations in the municipality of Saltinho.

In December 2018, the Company signed a contract with the municipalities of Guarulhos and Aguaí, to begin operating in January and June of 2019, respectively.

All of these contracts are valid for 30 years, except for the contract signed with Guarulhos, which is valid for 40 years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2018, the Company operated in 369 municipalities in the State of São Paulo (368 as of December 31, 2017).  Most of these contracts have a 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising from concession agreements include:

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2018 and 2017 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

As of December 31, 2018 and 2017, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 225,291 and R$ 128,802, respectively, and in noncurrent liabilities, totaling R$ 142,314 and R$ 110,698, respectively. In 2018, the annual rate of 8.06% (WACC) was applied to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the municipalitu of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant to SABESP the right to explore the sanitation services in the capital of the State of São Paulo, which consists of the obligation to provide such service and charge the respective tariff for this service;

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

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

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

As of April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State Government and SABESP.

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

The agreement represents 51.52% of the total revenue of the Company as of December 31, 2018, and ensures the judicial and assets security.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

(d)      Capitalization of interest and other finance charges

In 2018, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$488,502, including the São Lourenço Production System and Leases (R$649,048 in 2017 and R$700,743 in 2016) during the construction period.

(e)      Construction margin

The Company acts as a principal responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Accordingly, the Company recognizes revenue from construction service corresponding to the cost of construction increased by gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk.  In 2018 and 2017 the margin was 2.3%.

Construction margin for 2018, 2017 and 2016 were R$63,013, R$70,335 and R$81,513, respectively.

(f)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2018, the total amount related to expropriations was R$106,429 (R$19,576 in 2017 and R$40,452 in 2016).

(g)      Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2018 and 2017, the amounts recognized as intangible asset related to PPP were R$359,759 and R$371,862, respectively.  In 2018, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$10,361, corresponding to the monthly remuneration.  This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding.

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

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

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

The São Lourenço Production System (SPSL) PPP began the service provision phase on July 10, 2018, as per the contractual clause that allows the beginning of operations provided that system has full operating capacity, without, however implying in the Acceptance of the Works. In this way, the Service Phase was initiated, with the consequent payment of the payments due, in parallel with the completion of the Phase of Works.

The estimated amount by inflation adjustment through December 31, 2018 is approximately R$7.92 billion.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$32.0 million, equivalent to the estimated monthly remuneration plus interest and charges.  The amount above will be annually reevaluated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements.

This obligation with the SPE will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first:  (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2018 and 2017, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$3,208,464 and R$2,818,805, respectively.  Intangible assets are accounted for based on the physical evolution of the construction which, as of December 31, 2018, was approximately 96.8% complete, with a counter-entry in the Private Public Partnership (PPP) liabilities account.  In 2018, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2018 and 2017 are shown in the table below, and the increase in intangible assets and liabilities was mainly due to the progress of PPP São Lourenço works in 2018.

	December 31, 2018			December 31, 2017
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	39,283	252,093	291,376	35,083	282,501	317,584
São Lourenço	98,544	3,023,204	3,121,748	24,924	2,728,908	2,753,832
Total	137,827	3,275,297	3,413,124	60,007	3,011,409	3,071,416

(h)      Works in progress

With the adoption of IFRS 15 - Revenue from contract with customer, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of IFRIC 12 – Service Concession Arrengements, previously recognized as part of of intangible assets as works in progress were reclassified to contract asset, according to note 14, in the amount of R$ 10,387 million. The amount of R$10,387 million is recorded under intangible assets as works in progress as of December 31, 2017 (R$10,387 million as of December 31, 2017), and, in 2017, the major projects are located in the municipalities of São Paulo, Franca and Itanhaém, totaling R$6,497 million (including R$2,819 million from São Lourenço PPP), R$253 million and R$208 million, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)       Amortization of intangible assets

The amortization average rate totaled 4.2% as of December 31, 2018 and 3.9% as of December 31, 2017 and 2016.

(j)      Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

16           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2018			December 31, 2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,979	-	92,979	92,507	-	92,507
Buildings	79,086	(38,961)	40,125	79,013	(36,653)	42,360
Equipment	372,872	(256,786)	116,086	330,753	(226,950)	103,803
Transportation equipment	11,333	(7,860)	3,473	10,862	(7,182)	3,680
Furniture and fixtures	27,250	(13,672)	13,578	24,430	(12,614)	11,816
Other	1,659	(288)	1,371	1,122	(238)	884
Total	585,179	(317,567)	267,612	538,687	(283,637)	255,050

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2018
Land	92,507	-	472	-	-	92,979
Buildings	42,360	73	-	-	(2,308)	40,125
Equipment	103,803	46,473	986	(81)	(35,095)	116,086
Transportation equipment	3,680	589	-	-	(796)	3,473
Furniture and fixtures	11,816	2,972	-	(27)	(1,183)	13,578
Other	884	538	-	-	(51)	1,371
Total	255,050	50,645	1,458	(108)	(39,433)	267,612

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,358	-	(2,346)	42,360
Equipment	149,140	17,627	(15,945)	(178)	(46,841)	103,803
Transportation equipment	4,531	-	(33)	(27)	(791)	3,680
Furniture and fixtures	11,986	1,207	(75)	(54)	(1,248)	11,816
Other	970	-	(15)	(20)	(51)	884
Total	302,383	18,920	(14,697)	(279)	(51,277)	255,050

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2016
Land	102,708	-	(10,214)	-	-	92,494
Buildings	45,891	-	(911)	(45)	(1,673)	43,262
Equipment	162,218	26,061	(6,380)	(181)	(32,578)	149,140
Transportation equipment	5,692	214	(556)	-	(819)	4,531
Furniture and fixtures	8,418	511	4,258	(10)	(1,191)	11,986
Other	149	845	-	-	(24)	970
Total	325,076	27,631	(13,803)	(236)	(36,285)	302,383

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(c)      Depreciation

The Company annually review the depreciation rates of: buildings – 3.0%; equipment- 16.5%; transportation equipment - 10% and furniture and fixture – 6.8%.  Land is not depreciated.

The depreciation average rate was 12.3%, 13.6% and 10.9%, as of December 31, 2018, 2017 and 2016, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

17           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	42,493	40,194	82,687	41,702	80,953	122,655
12th issue debentures	45,450	249,249	294,699	45,450	294,702	340,152
14th issue debentures	41,270	103,005	144,275	40,503	141,351	181,854
15th issue debentures	359,394	-	359,394	346,414	345,788	692,202
17th issue debentures	279,100	532,691	811,791	144,391	781,922	926,313
18th issue debentures	33,469	165,267	198,736	33,020	194,872	227,892
20th issue debentures	248,334	-	248,334	250,000	246,890	496,890
21th issue debentures	-	499,604	499,604	-	499,628	499,628
22th issue debentures	-	756,040	756,040	-	-	-
Brazilian Federal Savings Bank	75,223	1,266,592	1,341,815	78,487	1,154,599	1,233,086
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,899	-	16,899	16,782	16,782	33,564
Brazilian Development Bank - BNDES PAC	11,227	39,169	50,396	11,143	50,028	61,171
Brazilian Development Bank - BNDES PAC II 9751	4,364	18,811	23,175	4,334	22,991	27,325
Brazilian Development Bank - BNDES PAC II 9752	3,186	23,100	26,286	2,367	19,526	21,893
Brazilian Development Bank - BNDES ONDA LIMPA	23,632	123,875	147,507	23,469	146,461	169,930
Brazilian Development Bank - BNDES TIETÊ III	30,589	252,197	282,786	30,378	280,825	311,203
Brazilian Development Bank - BNDES 2015	31,615	490,729	522,344	10,050	397,922	407,972
Leases	19,077	549,589	568,666	17,573	544,044	561,617
Other	1,380	8,163	9,543	1,466	9,477	10,943
Interest and charges	98,410	-	98,410	101,855	-	101,855
Total in local currency	1,365,112	5,118,275	6,483,387	1,199,384	5,228,761	6,428,145
Borrowings and financing outstanding balance	December 31, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$71,947 thousand (US$92,503 thousand in December 2017)	39,826	238,954	278,780	34,000	238,000	272,000
Inter-American Development Bank - BID 2202 – US$544,457 thousand (US$438,071 thousand in December 2017)	124,098	1,969,565	2,093,663	81,757	1,375,358	1,457,115
International Bank of Reconstruction and Development -BIRD – US$91,286 thousand (US$79,946 thousand in December 2017)	11,779	341,646	353,425	-	301,665	301,665
Deutsche Bank – US$75,000 (US$150,000 thousand in December 2017)	288,479	-	288,479	248,100	242,343	490,443
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2017)	-	1,354,532	1,354,532	-	1,155,331	1,155,331
JICA 15 – ¥12,676,730 thousand (¥13,829,160 thousand in December 2017)	40,646	406,462	447,108	33,881	372,696	406,577
JICA 18 – ¥11,397,760 thousand (¥12,433,920 thousand in December 2017)	36,545	365,230	401,775	30,463	334,849	365,312
JICA 17 – ¥1,826,957 thousand (¥1,534,959 thousand in December 2017)	11,835	51,786	63,621	2,507	41,835	44,342
JICA 19 – ¥31.561.726 thousand (¥29,777,232 thousand in December 2017)	64,028	1,047,081	1,111,109	-	873,383	873,383
BID 1983AB – US$58,462 thousand (US$82,404 thousand in December 2017)	68,554	155,653	224,207	79,201	189,990	269,191
Interest and charges	52,710	-	52,710	37,462	-	37,462
Total in foreign currency	738,500	5,930,909	6,669,409	547,371	5,125,450	5,672,821

Total borrowings and financing	2,103,612	11,049,184	13,152,796	1,746,755	10,354,211	12,100,966

Exchange rate as of December 31, 2018: US$3.8748; ¥0.03527 (as of December 31, 2017: US$3.3080; ¥0.02940).

As of December 31, 2018, the Company did not have balances of borrowings and financing, raised during the year, to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21th issue debentures	Own funds	2022	CDI + 0.60% e CDI+ 0.90%
22th issue debentures	Own funds	2025	CDI +0.58 (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
Brazilian Federal Savings Bank	Own funds	2019/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	TJLP+2.5%
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP+2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP+2.5%
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2025	12% (Presidente Prudente) and TJLP + 1.5% (FINEP)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 - US$71,947 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 - US$544,457 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD US$91,286 thousand	Government	2034	2.85% (*)	US$
Deutsche Bank US$75,000 thousand	-	2019	4.50%(*)	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥12,676,730 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥11,397,760 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,826,957 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥31,561,726 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$58,462 thousand	-	2023	2.08% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i) Payment schedule – accounting balances as of December 31, 2018

	2019	2020	2021	2022	2023	2024	2025 to 2039	TOTAL
LOCAL CURRENCY
Debentures	1,049,510	589,190	479,995	559,184	362,555	204,832	150,294	3,395,560
Brazilian Federal Savings Bank	75,223	78,072	82,169	86,589	79,037	77,369	863,356	1,341,815
BNDES	121,512	103,260	102,809	102,809	97,069	91,581	450,353	1,069,393
Leasing	19,077	36,903	38,700	40,654	43,416	45,153	344,763	568,666
Other	1,380	1,380	1,380	1,380	1,380	1,380	1,263	9,543
Interest and charges	98,410	-	-	-	-	-	-	98,410
TOTAL IN LOCAL CURRENCY	1,365,112	808,805	705,053	790,616	583,457	420,315	1,810,029	6,483,387
FOREIGN CURRENCY
BID	163,923	163,923	163,923	163,923	163,923	163,923	1,388,905	2,372,443
BIRD	11,779	23,557	23,557	23,557	23,557	23,557	223,861	353,425
Deutsche Bank	288,479	-	-	-	-	-	-	288,479
Eurobonds	-	1,354,532	-	-	-	-	-	1,354,532
JICA	153,055	140,431	140,431	140,431	140,431	140,431	1,168,403	2,023,613
BID 1983AB	68,554	67,786	29,806	29,806	28,255	-	-	224,207
Interest and charges	52,710	-	-	-	-	-	-	52,710
TOTAL IN FOREIGN CURRENCY	738,500	1,750,229	357,717	357,717	356,166	327,911	2,781,169	6,669,409
Overall Total	2,103,612	2,559,034	1,062,770	1,148,333	939,623	748,226	4,591,198	13,152,796

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(ii)   Changes

	December 31, 2017	Funding	Borrowings costs	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Interest and fees – Capitalized (*)	Borrowings costs - expenses	December 31, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(3,021)	62,676	-	(259,175)	(905,080)	226,810	34,409	3,400	3,486,861
Brazilian Federal Savings Bank	1,236,674	194,244	-	-	-	(102,772)	(85,515)	75,668	27,385	-	1,345,684
BNDES	1,042,036	131,000	-	3,438	4,001	(90,397)	(102,314)	28,909	55,725	207	1,072,605
Leasing	561,616	-	-	-	6,366	(38,196)	(17,427)	40,290	16,017	-	568,666
Other	10,977	-	-	69	-	(772)	(1,470)	763	4	-	9,571
TOTAL IN LOCAL CURRENCY	6,428,145	1,075,244	(3,021)	66,183	10,367	(491,312)	(1,111,806)	372,440	133,540	3,607	6,483,387

FOREIGN CURRENCY
BID	1,743,257	484,690	(2,365)	237,433	53,208	(55,391)	(130,520)	26,910	41,878	885	2,399,985
BIRD	303,278	-	-	48,279	3,462	(7,607)	-	6,945	2,044	19	356,420
Deutsche Bank	496,726	-	-	62,918	-	(35,207)	(268,508)	28,862	4,454	3,627	292,872
Eurobonds	1,158,642	-	-	198,380	-	(97,952)	-	85,072	13,448	822	1,358,412
JICA	1,700,448	80,196	(191)	329,638	6,787	(33,519)	(82,608)	33,992	1,209	176	2,036,128
BID 1983AB	270,470	-	-	39,241	-	(11,060)	(85,306)	9,681	1,488	1,078	225,592
TOTAL IN FOREIGN CURRENCY	5,672,821	564,886	(2,556)	915,889	63,457	(240,736)	(566,942)	191,462	64,521	6,607	6,669,409
Overall Total	12,100,966	1,640,130	(5,577)	982,072	73,824	(732,048)	(1,678,748)	563,902	198,061	10,214	13,152,796

(*) amount related to accrued interest which as part of the contract asset.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Interest and fees – Capitalized (*)	Borrowings costs - expenses	December 31, 2017

LOCAL CURRENCY
Debentures	3,641,912	500,000	(1,157)	-	51,768	-	(301,493)	(597,794)	176,780	103,215	3,611	3,576,842
Brazilian Federal Savings Bank	1,150,691	144,654	-	-	5,495	1,415	(95,854)	(65,836)	78,283	17,826	-	1,236,674
BNDES	946,984	171,153	-	-	5,405	2,512	(78,466)	(87,993)	33,938	48,294	209	1,042,036
Leasing	552,516	-	-	24,693	-	-	-	(15,593)	-	-	-	561,616
Other	11,677	-	-	-	116	-	(876)	(750)	779	31	-	10,977
TOTAL IN LOCAL CURRENCY	6,303,780	815,807	(1,157)	24,693	62,784	3,927	(476,689)	(767,966)	289,780	169,366	3,820	6,428,145

FOREIGN CURRENCY
BID	1,811,664	96,889	(2,497)	-	(15,193)	40,228	(38,654)	(189,280)	22,547	16,803	750	1,743,257
BIRD	261,337	35,710	-	-	2,874	2,837	(4,049)	-	3,662	888	19	303,278
Deutsche Bank	485,090	-	(720)	-	7,335	-	(31,774)	-	21,286	11,925	3,584	496,726
Eurobonds	1,141,469	-	-	-	17,115	-	(85,338)	-	55,046	29,529	821	1,158,642
JICA	1,617,215	63,909	(287)	-	82,563	2,525	(28,652)	(65,702)	27,602	1,115	160	1,700,448
BID 1983AB	343,588	-	(82)	-	1,609	-	(10,931)	(75,610)	6,858	3,715	1,323	270,470
TOTAL IN FOREIGN CURRENCY	5,660,363	196,508	(3,586)	-	96,303	45,590	(199,398)	(330,592)	137,001	63,975	6,657	5,672,821
Overall Total	11,964,143	1,012,315	(4,743)	24,693	159,087	49,517	(676,087)	(1,098,558)	426,781	233,341	10,477	12,100,966

(*) amount related to accrued interest which as part of the contract asset.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Interest and fees – Capitalized (*)	Borrowings costs - expenses	December 31, 2016

LOCAL CURRENCY
Debentures	4,203,127	-	(1,241)	-	105,385	-	(375,027)	(663,468)	214,245	154,814	4,077	3,641,912
Brazilian Federal Savings Bank	1,067,464	113,310	-	-	15,619	6,405	(89,896)	(52,315)	63,813	26,291	-	1,150,691
BNDES	696,329	313,072	(2,242)	-	-	-	(55,806)	(76,469)	38,172	33,768	160	946,984
Leasing	534,894	-		32,111	-	-	-	(14,489)	-	-	-	552,516
Other	1,962	10,014	-	-	31	-	(905)	(655)	1,149	81	-	11,677
TOTAL IN LOCAL CURRENCY	6,503,776	436,396	(3,483)	32,111	121,035	6,405	(521,634)	(807,396)	317,379	214,954	4,237	6,303,780

FOREIGN CURRENCY
BID	2,194,353	113,543	(3,819)	-	(396,817)	37,412	(42,429)	(133,063)	21,792	20,100	592	1,811,664
BIRD	238,940	59,983	-	-	(40,213)	1,971	(1,876)	-	1,916	597	19	261,337
Deutsche Bank	-	469,020	(9,167)	-	19,845	-	-	-	2,042	2,804	546	485,090
Eurobonds	1,922,256	-	-	-	(334,915)	-	(128,283)	(437,752)	69,002	50,239	922	1,141,469
JICA	1,756,969	188,755	(468)	-	(259,455)	5,771	(33,799)	(73,854)	30,791	2,362	143	1,617,215
BID 1983AB	505,306	-	(236)	-	(78,910)	-	(11,923)	(83,247)	6,548	4,772	1,278	343,588
TOTAL IN FOREIGN CURRENCY	6,617,824	831,301	(13,690)	-	(1,090,465)	45,154	(218,310)	(727,916)	132,091	80,874	3,500	5,660,363
Overall Total	13,121,600	1,267,697	(17,173)	32,111	(969,430)	51,559	(739,944)	(1,535,312)	449,470	295,828	7,737	11,964,143

(*) amount related to accrued interest which as part of the contract asset.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(a)         Debentures

Balance as of December 31, 2018 is stated net of borrowings costs in the amount of R$5,590 (R$6,223 as of December 31, 2017), which will be amortized during the same maturity period of each contract.

(i)        Main events

Amortizations

	Amount	Maturity	Interest rates
17th issue - series 1	R$ 144,391	January 15, 2018	CDI
17th issue - series 2	R$ 348,434	February 15, 2018	IPCA
20th issue	R$ 250,000	December 20, 2018	CDI
10th issue	R$ 42,438	2018 (*)	TJLP/IPCA
12th issue	R$ 45,450	2018 (*)	TR
14th issue	R$ 40,726	2018 (*)	TJLP/IPCA
18th issue	R$ 33,641	2018 (*)	TJLP/IPCA

(*) Amounts paid during the year.

Funding

As of February 19, 2018, the Company held the 22nd issue of unsecured debentures, not convertible into shares, totaling R$ 750 million, in up to three series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476/09, distributed as follows:

	Amount	Maturity	Remuneration
Series 1 Series 2 Series 3	R$ 100,000 R$ 400,000 R$ 250,000	3 years 5 years 7 years	CDI + 0.58% p.a. CDI + 0.90% p.a. IPCA + 6.00% p.a.

The proceeds from the debenture issue a allocated to refinance financial commitments and recompose the Company’s cash.

(ii)      Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the 10th, 14th and 18th issues and the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (PAC):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•       suspend the release of funds; and/or

•       declare the early maturity of the financing agreements.

As of December 31, 2018, the amount of R$242.9 million was guaranteed for the agreements above (excluding the guarantee of agreement no 08.2.0169.1).

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

The agreements also have a cross default clause, e.g., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

This issue has an early maturity clause, in case there is a downgrade, by more than two levels, of the “brAA-” risk rating in national scale originally attributed to this issue’s Debentures by the Rating Agency, always taking into consideration the Standard & Poor’s rating table. As of December 31, 2018, SABESP’s rate was “brAAA”.

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

The agreements have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million (for the 20th issue, amount equal to or exceeding R$120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Applicable to 21st and 22st issues:

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

(b)      Brazilian Federal Savings Bank - CEF

(i)        Main events

Funding totaled R$194,244 in 2018, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In 2018, amortizations totaled R$85,515.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(ii)      Sanitation to All Program of the Brazilian Federal Savings Bank (CEF)

On December 28, 2018, SABESP entered into seven financing agreements (twenty-one sub-credits) with the Brazilian Federal Savings Bank, totaling R$ 652.2 million. The agreements were selected by the Ministry of Cities – City Progress / Sanitation to All Programs. The funds came from the Guarantee Fund for Length of Service - FGTS and will allocated  to sanitation services.

Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

The agreement has the following covenants:

Calculated every quarter upon the disclosure of interim financial information based on information included in the financial statements for the last twelve (12) months:

Restrict the funding of new debt so that:

•  Adjusted EBITDA/ adjusted financial expenses equal to or higher than 2.80;

•  Adjusted net debt/adjusted EBITDA: equal to or higher than 3.80;

•  Other onerous debt(*) / adjusted EBITDA lower than or equal to 1.30

(*) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

(c) BNDES

Balance as of December 31, 2018 is stated net of borrowings costs in the amount of R$2,584 (R$2,793 on December 31, 2017), which will be amortized during the same maturity period of each contract.

(i)        Main events

In 2018, funding from current contracts totaled R$131,000, mainly referring to the BNDES 2015 agreement, in the amount of R$124,000 and BNDES PAC II 9752, in the amount of R$ 7,000.

In 2018, amortizations totaled R$102,314.

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

(e)      Eurobonds

Balance as of December 31, 2018 is net of borrowing costs in the amount of R$1,648 (R$2,470 as of December 31, 2017), which will be amortized during the same maturity period of the contract.

(i)    Covenants

The contract has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   Adjusted total debt to EBITDA does not exceed 3.65;

-   The Company's debt service coverage ratio, determined at the end of each quarter, shall not be  lower than 2.35.

Non-compliance with covenants will accelerate the maturity of the agreement.

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

(f)      Deutsche Bank US$150 million

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Balance as of December 31, 2018 is net of borrowing costs in the amount of R$2,131 (R$5,757 as of December 31, 2017), which will be amortized during the maturity period of the contract.

In 2018, amortizations totaled R$ 268,508.

(i)    Covenants

The agreement has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Total debt/adjusted EBITDA: lower than 3.65;

-   Company's debt service coverage ratio, determined at the end of each quarter, shall not be lower than 2.35.

Non-compliance with covenants for two quarters, consecutive or not, will accelerate the maturity of the agreement.

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

(g)      Inter-American Development Bank (BID)

Balance as of December 31, 2018 is net of borrowing costs amounting to R$15,999 (R$14,517 as of December 31, 2017), which will be amortized during the same maturity period of the agreement.

(i)        Main events

In 2018, funding referring to BID 2202 agreement totaled R$ 484,690 and amortizations totaled R$ 130,520.

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

(h)      Japan International Cooperation Agency - JICA

(i)        Relevant funding

Balance as of December 31, 2018 is stated net of borrowing costs amounting to R$3,113 (R$3,100 as of December 31, 2017), which will be amortized during the same maturity period of the contract.

(ii)      Main events

In 2018, the Company raised R$80,196, referring to BZ-P19 (JICA 19) e BZ-P17 (JICA 17) agreements.

In 2018, amortizations totaled R$82,608 referring to JICA BZ-15, JICA BZ-17 and JICA BZ-18 agreements.

For the guarantees assigned, see item g (ii) of this note.

(i)       AB Loan (IADB 1983AB)

The balance stated as of December 31, 2018 is net of borrowing costs amounting to R$2,322 (R$3,400 as of December 31, 2017), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2018, amortization totaled R$85,306.

(ii)      Covenants

The Company has the following restrictive clauses “covenants”:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

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

(j)       International Bank for Reconstruction and Development - IBRD

Balance as of December 31, 2018 is stated net of borrowing costs amounting to R$290 (R$310 as of December 31, 2017), which will be amortized during the same maturity period of the contract.

For the guarantees assigned, see item g (ii) of this Note.

(k)      Covenants

As of December 31, 2018 and 2017, the Company had met the requirements set forth by its borrowings and financing agreements.

(l) Exchange rate changes

In 2018, the US dollar appreciated 17.1%, from R$ 3.3080 on December 31, 2017 to R$ 3.8748 on December 31, 2018, increasing debt in US dollars by R$ 675,145, and the yen appreciated 20.0%, from R$ 0.02940 on December 31, 2017 to R$ 0.035270 on December 31, 2018, increasing debt in yen by R$ 337,309.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(m)    Borrowings and financing – Credit Limits

Agent	December 31, 2018
(in millions of reais (*))
Brazilian Federal Savings Bank	1,908
Brazilian Development Bank – BNDES	1,455
Japan International Cooperation Agency – JICA	208
Other	38
TOTAL	3,609

(*) Brazilian Central Bank’s exchange rate as of December 30, 2018 ( ¥1.00 = R$0.03527).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

18           Taxes recoverable/payable

(a)         Current assets

	December 31, 2018	December 31, 2017
Recoverable taxes
Income tax and social contribution	361,758	270,614
Withholding income tax (IRRF) on financial investments	6,423	2,606
Other federal taxes	12,522	3,365
Total	380,703	276,585

The increase in recoverable taxes is mainly due to the increase in the “income tax and social contribution” item, referring to the estimates paid are higher that the amounts due in the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(b)         Current liabilities

	December 31, 2018	December 31, 2017
Taxes and contributions payable
Cofins and Pasep	82,381	74,034
INSS (Social Security contribution)	38,871	35,365
IRRF (withholding income tax)	66,825	58,204
Other	12,486	16,362
Total	200,563	183,965

19           Deferred taxes and contributions

(a)         Statement of financial position details

	December 31, 2018	December 31, 2017
Deferred income tax assets
Provisions	337,833	482,863
Pension obligations - G1	157,044	165,503
Donations of underlying asset on concession agreements	54,131	55,112
Credit losses	197,920	199,063
Other	186,887	151,562
Total deferred tax assets	933,815	1,054,103

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(433,842)	(460,177)
Capitalization of borrowing costs	(420,978)	(415,379)
Profit on supply to governmental entities	(206,978)	(76,705)
Actuarial gain/loss – G1 Plan	(36,430)	(36,538)
Construction margin	(86,164)	(88,947)
Borrowing costs	(10,665)	(13,111)
Total deferred tax liabilities	(1,195,057)	(1,090,857)

Deferred tax assets (liabilities), net	(261,242)	(36,754)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(b)      Realization

	December 31, 2018	December 31, 2017
Deferred income tax assets
to be realized within 12 months	158,294	221,999
to be realized after one year	775,521	832,104
Total deferred tax assets	933,815	1,054,103
Deferred income tax liabilities
to be realized within 12 months	(32,546)	(51,520)
to be realized after one year	(1,162,511)	(1,039,337)
Total deferred tax liabilities	(1,195,057)	(1,090,857)
Deferred tax asset (liabilities)	(261,242)	(36,754)

(c)      Changes

Deferred income tax assets	December 31, 2017	Net change	December 31, 2018
Provisions	482,863	(145,030)	337,833
Pension obligations - G1	165,503	(8,459)	157,044
Donations of underlying asset on concession agreements	55,112	(981)	54,131
Credit losses	199,063	(1,143)	197,920
Other	151,562	35,325	186,887
Total	1,054,103	(120,288)	933,815

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(460,177)	26,335	(433,842)
Capitalization of borrowing costs	(415,379)	(5,599)	(420,978)
Profit on supply to governmental entities	(76,705)	(130,273)	(206,978)
Actuarial (gain)/loss – G1	(36,538)	108	(36,430)
Construction margin	(88,947)	2,783	(86,164)
Borrowing costs	(13,111)	2,446	(10,665)
Total	(1,090,857)	(104,200)	(1,195,057)

Deferred tax assets (liabilities), net	(36,754)	(224,488)	(261,242)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Deferred income tax assets	December 31, 2016	Net change	December 31, 2017
Provisions	524,129	(41,266)	482,863
Actuarial gain/loss – G1	85,044	(85,044)	-
Pension obligations - G1	167,922	(2,419)	165,503
Donations of underlying asset on concession agreements	57,317	(2,205)	55,112
Credit losses	266,757	(67,694)	199,063
Other	151,247	315	151,562
Total	1,252,416	(198,313)	1,054,103

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	32,164	(460,177)
Capitalization of borrowing costs	(374,512)	(40,867)	(415,379)
Profit on supply to governmental entities	(92,365)	15,660	(76,705)
Actuarial gain/loss – G1	-	(36,538)	(36,538)
Construction margin	(91,790)	2,843	(88,947)
Borrowing costs	(15,063)	1,952	(13,111)
Total	(1,066,071)	(24,786)	(1,090,857)

Deferred tax assets (liabilities), net	186,345	(223,099)	(36,754)

	December 31, 2018	December 31, 2017	December 31, 2016

Opening balance	(36,754)	186,345	128,242
Net change in the year:
- corresponding entry to the income statement	(224,596)	(101,517)	(60,667)
- corresponding entry to valuation adjustments to equity (Note 21 (b))	108	(121,582)	118,770

Total net change	(224,488)	(223,099)	58,103
Closing balance	(261,242)	(36,754)	186,345

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

	December 31, 2018	December 31, 2017	December 31, 2016

Profit before income taxes	3,912,319	3,503,614	4,129,054
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(1,330,186)	(1,191,229)	(1,403,878)
Tax benefit of interest on equity	264,816	245,444	245,637
Permanent differences
Provision – Law 4,819/58 - Go (i)	(46,544)	(57,104)	(63,039)
Donations	(13,068)	(12,413)	(10,987)
Other differences	47,731	30,998	50,311

Income tax and social contribution	(1,077,251)	(984,304)	(1,181,956)

Current income tax and social contribution	(852,655)	(882,787)	(1,121,289)
Deferred income tax and social contribution	(224,596)	(101,517)	(60,667)
Effective rate	28%	28%	29%

(i)     Permanent difference related to the provision for actuarial liability (Note 21 (b) (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

20          Provisions

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

	Provisions	Escrow deposits	December 31, 2018	Provisions	Escrow deposits	December 31, 2017
Customer claims (i)	290,649	(43,841)	246,808	438,619	(56,301)	382,318
Supplier claims (ii)	67,985	(24,380)	43,605	332,037	(259,608)	72,429
Other civil claims (iii)	98,302	(13,519)	84,783	114,544	(16,227)	98,317
Tax claims (iv)	63,335	(8,091)	55,244	77,100	(5,507)	71,593
Labor claims (v)	302,935	(10,932)	292,003	299,842	(6,741)	293,101
Environmental claims (vi)	170,419	-	170,419	160,446	-	160,446
Total	993,625	(100,763)	892,862	1,422,588	(344,384)	1,078,204

Current	458,387	-	458,387	607,959	-	607,959
Noncurrent	535,238	(100,763)	434,475	814,629	(344,384)	470,245

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(II) Changes

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2018
Customer claims (i)	438,619	29,732	40,749	(141,421)	(77,030)	290,649
Supplier claims (ii)	332,037	36,100	21,161	(308,253)	(13,060)	67,985
Other civil claims (iii)	114,544	22,578	12,939	(16,146)	(35,613)	98,302
Tax claims (iv)	77,100	10,763	4,157	(2,490)	(26,195)	63,335
Labor claims (v)	299,842	83,499	32,290	(44,900)	(67,796)	302,935
Environmental claims (vi)	160,446	33,392	18,294	(115)	(41,598)	170,419
Subtotal	1,422,588	216,064	129,590	(513,325)	(261,292)	993,625
Escrow deposits	(344,384)	(53,205)	(5,533)	269,248	33,111	(100,763)
Total	1,078,204	162,859	124,057	(244,077)	(228,181)	892,862

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2017
Customer claims (i)	572,210	26,642	44,805	(138,466)	(66,572)	438,619
Supplier claims (ii)	332,667	23,017	36,888	(39,433)	(21,102)	332,037
Other civil claims (iii)	131,286	13,517	12,057	(19,975)	(22,341)	114,544
Tax claims (iv)	69,898	6,877	7,392	(259)	(6,808)	77,100
Labor claims (v)	285,413	55,106	38,861	(43,498)	(36,040)	299,842
Environmental claims (vi)	150,084	32,377	16,156	(24,585)	(13,586)	160,446
Subtotal	1,541,558	157,536	156,159	(266,216)	(166,449)	1,422,588
Escrow deposits	(368,483)	(29,089)	(7,823)	15,354	45,657	(344,384)
Total	1,173,075	128,447	148,336	(250,862)	(120,792)	1,078,204

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2016
Customer claims (i)	561,061	109,540	95,459	(87,334)	(106,516)	572,210
Supplier claims (ii)	296,660	12,885	43,679	(20,018)	(539)	332,667
Other civil claims (iii)	124,833	20,638	19,940	(8,080)	(26,045)	131,286
Tax claims (iv)	62,812	20,716	14,265	(4,621)	(23,274)	69,898
Labor claims (v)	283,991	51,408	29,419	(37,072)	(42,333)	285,413
Environmental claims (vi)	83,520	68,485	23,508	-	(25,429)	150,084
Subtotal	1,412,877	283,672	226,270	(157,125)	(224,136)	1,541,558
Escrow deposits	(330,663)	(38,269)	(27,153)	9,601	18,001	(368,483)
Total	1,082,214	245,403	199,117	(147,524)	(206,135)	1,173,075

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(b)      Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	December 31, 2018	December 31, 2017
Customer claims (i)	207,600	219,900
Supplier claims (ii)	1,459,100	1,430,600
Other civil claims (iii)	719,300	733,100
Tax claims (iv)	1,439,100	1,291,000
Labor claims (v)	624,200	677,400
Environmental claims (vi)	4,343,800	3,879,000
Total	8,793,100	8,231,000

(c)      Explanation on the nature of main classes of lawsuits

(i)      Customer claims

Approximately 890 lawsuits (1,070 as of December 31, 2017) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 490 lawsuits (680 as of December 31, 2017) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 40 lawsuits (50 as of December 31, 2017) in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels. The R$ 135,510 decrease in accrued lawsuits was mainly due to payments in the period, and revisions of expectations arising from court decisions in the period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(ii)        Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts. The R$ 28,824 decrease in accrued lawsuits was mainly due to payments in the period.

(iii)      Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)                Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management. The R$ 16,349 decrease in accrued lawsuits was mainly due to revisions of expectations arising from court decisions in the period. The R$ 148,100 increase in lawsuits deemed as contingent liabilities is mainly related to the update of lawsuits in progress.

(a) In 2006, the Brazilian Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2018 in the amount of R$ 53,430 (R$ 52,192 as of December 31, 2017).  The Company appealed this recognition and was granted a partial relief in the first administrative instance. In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it. In March 2018, a decision for production of more evidence was published. Management considers that this administrative proceeding is deemed as a possible disbursement.

(b) The municipality of São Paulo, through law, revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 605,008 (R$ 547,510 as of December 31, 2017), which currently are subject-matter of Tax Foreclosures, deemed by the Management as contingent liabilities. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company’s Management deemed the proceeding as contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2018 and is R$ 36,070 (R$ 42,173 as of December 31, 2017).  Management considers that this administrative proceeding is deemed as a possible disbursement.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2018 and is estimated at R$ 52,427 (R$ 51,374 as of December 31, 2017). Management considers that this administrative proceeding is deemed as a possible disbursement.

(e) Some municipalities have filed several lawsuits against SABESP related to taxes and fines in general, which were accrued and deemed as contingent liabilities. As of December 31, 2018, the restated amounts of such lawsuits were R$ 17,682 (R$ 40,123 as of December 31, 2017) and R$ 677,786 (R$ 582,168 as of December 31, 2017), respectively.

(v)          Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels. The R$ 53,200 decrease in lawsuits deemed as contingent liabilities is mainly due to the revision of expectations arising from court decisions in the year.

(vi)       Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$ 464,800 increase in lawsuits deemed as contingent liabilities is mainly due to the new lawsuits filed and updates on lawsuits in progress.

Among the main lawsuits the Company is involved, there are public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(d)      Other concession-related legal proceedings

The Company is a party to concessions-related proceedings, where it challenges compensatory issues for the resumption of water supply and sewage collection services by some municipalities or the right to continue operating said services.

The amount of intangible assets related to the municipalities mentioned in the lawsuits mentioned below totaled R$ 114,335 as of December 31, 2018 (R$ 114,335 as of December 31, 2017), of which R$ 109,990 (items “c” to “h”) reclassified to indemnities receivable in current and noncurrent assets, and estimated losses in the full amount of the claim were recorded, in previous periods. All municipalities mentioned below are not operated by the Company. When a municipality is awarded a final an unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

(a) Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets; the likelihood of the Company resuming operations is remote. As of February 18, 2018, the appeal filed in the Appellate Court was denied. SABESP filed a special appeal. Meanwhile, SABESP has filed a motion against the municipality of Cajobi aiming at the enumeration and appraisal of the concession assets, which is in the forensic accounting stage and will support the subsequent filing of an action for damages;

(b) Macatuba filed an action to recover possession against SABESP, which was granted relief; the likelihood of the Company resuming operations is remote. The lawsuit is currently awaiting judgment of the special appeal filed by SABESP. Meanwhile, SABESP has filed an appeal requesting the payment by the municipality of indemnity related to non-amortized reversible assets. The action is in the forensic accounting stage.  In this same action, the municipality of Macatuba counterclaimed because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, which is deemed as a contingent liability;

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

(d) Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable decision.  The indemnity action was judged groundless in first instance and upheld by the Court of Justice. The appeal filed by SABESP in the Superior Court of Justice was not known;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(e) Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable decision.  SABESP filed an indemnity action, which is in progress, in the forensic expert stage;

(f) Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets, which was issued final and unappealable decision. SABESP filed an indemnity action, which was held valid to determine the reimbursement of R$ 16,554, which must be adjusted for inflation as from the filing of the lawsuit (February 2008). This decision may be challenged.

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

(e)      Environmental lawsuits with settlements entered into in 2018

In 2018, the Company entered into several legal and administrative agreements totaling R$ 48,353. Of this amount, R$ 46,538 is related to the construction and R$ 1,835 to environmental indemnifications, recorded under “other liabilities”. The accumulated balance as of December 31, 2018, corresponding to environmental indemnifications, totaled R$ 44,828 (R$ 43,014 as of December 31, 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(f) Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for escrow deposit, which was renewed as of May 25, 2017, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of have immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2018, the Company used R$ 160,377 of the total contracted amount (R$ 101,192 in 2017). The amount of R$ 471,556 is currently outstanding from the current contract.

21           Employees benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.2% (December 31, 2017 – 7.7%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.5% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2018	December 31, 2017
Funded plan – G1 (i)
Present value of defined benefit obligations	2,532,338	2,319,841
Fair value of the plan's assets	(2,168,436)	(1,931,380)

Net liabilities recognized for defined benefit obligations	363,902	388,461

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,606,107	2,543,877

Net liabilities recognized for defined benefit obligations	2,606,107	2,543,877

Liability as per statement of financial position – pension obligations (*)	2,970,009	2,932,338

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Despite the decrease in interest rate in the year, the decrease of actuarial deficit was mainly due to the higher profitability of the plan’s assets.

Pursuant to IAS19, the Company recognizes gains/(losses), due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As of December 31, 2018
Actuarial gains/(losses) on obligations	(114,188)	(10,783)	(124,971)
Gains/(losses) on financial assets	113,869	-	113,869
Total gains/(losses)	(319)	(10,783)	(11,102)
Deferred income tax and social contribution - G1 Plan	108	-	108
Valuation adjustments to equity	(211)	(10,783)	(10,994)

	G1 Plan	G0 Plan	Total
As of December 31, 2017
Actuarial gains/(losses) on obligations	305,511	51,535	357,046
Gains/(losses) on financial assets	52,083	-	52,083
Total gains/(losses)	357,594	51,535	409,129
Deferred income tax and social contribution - G1 Plan	(121,582)	-	(121,582)
Valuation adjustments to equity	236,012	51,535	287,547

	G1 Plan	G0 Plan	Total
As of December 31, 2016
Actuarial gains/(losses) on obligations	(541,783)	(241,711)	(783,494)
Gains/(losses) on financial assets	192,458	-	192,458
Total gains/(losses)	(349,325)	(241,711)	(591,036)
Deferred income tax and social contribution - G1 Plan	118,770	-	118,770
Valuation adjustments to equity	(230,555)	(241,711)	(472,266)

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

As of December 31, 2018, SABESP had a net actuarial liability of R$363,902 (R$388,461 as of December 31, 2017) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

	2018	2017
Defined benefit obligation, beginning of the year	2,319,841	2,465,721
Current service cost	13,905	17,582
Interest cost	213,201	260,409
Actuarial (gains)/losses recorded as other comprehensive income	114,188	(305,511)
Benefits paid	(128,797)	(118,360)

Defined benefit obligation, end of the year	2,532,338	2,319,841

Below, the change of fair value of the plan during the year:

	2018	2017
Fair value of the plan’s assets, beginning of the year	1,931,380	1,712,551
Expected return on the plan assets	179,449	183,689
Expected Company’s contributions	36,199	48,742
Expected participants’ contributions	36,336	52,675
Benefits paid	(128,797)	(118,360)
Actuarial gains/(losses) recorded as other comprehensive income	113,869	52,083
Fair value of the plan’s assets, end of the year	2,168,436	1,931,380

(Deficit)/Surplus	(363,902)	(388,461)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The amounts recognized in the year are as follows:

	2018	2017	2016
Current service expenses	(22,431)	(35,093)	13,562
Interest cost rate	213,201	260,409	285,227
Expected return on the plan's assets	(179,449)	(183,689)	(201,778)
Total expenses	11,321	41,627	97,011

In 2018, the expenses related to defined pension plan amounting to R$7,530, R$1,133 and R$704 (R$35,156, R$1,864 and R$619 in 2017 and R$60,263, R$7,982 and R$24,557 in 2016), were recorded in operating costs, selling and administrative expenses, respectively.  The amount of R$1,955 was capitalized in assets (R$3,988 in 2017 and R$4,209 in 2016).

Estimated expenses	2019
Service cost	8,610
Interest cost rates	224,429
Participants' contribution	(31,712)
Net profitability on financial assets	(192,965)
Expense to be recognized by the employer	8,362

Actuarial assumptions:

	2018	2017	2016

Discount rate – actual rate (NTN-B)	4.91% p.a.	5.35% p.a.	5.74% p.a.
Inflation rate	4.01% p.a.	3.96% p.a.	4.87% p.a.
Expected rate of return on assets	9.12% p.a.	9.52% p.a.	10.89% p.a.
Future salary increase	6.09% p.a.	6.04% p.a.	6.97% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The number of active participants as of December 31, 2018 was 4,056 (4,317 as of December 31, 2017), and of inactive participants was 7,149 (6,978 as of December 31, 2017).

The benefit to be paid of G1 pension plan, expected for 2019 is R$177,516.

The contributions of the Company and participants of Plan G1 in 2018 were R$ 36,199 (R$ 48,742 in 2017) and R$ 36,336 (R$ 52,047 in 2017), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 funded plan in 2018, totaled R$ 26,672 and R$ 16,832, respectively.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2017 regarding the changes in the main assumptions are:

Plan – G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$263,661
	Decrease of 1.0%	Increase of R$319,455
Life expectation	Increase of 1 year	Increase of R$48,558
	Decrease of 1 year	Decrease of R$49,705
Wage increase rate	Increase of 1.0%	Increase of R$31,418
	Decrease of 1.0%	Decrease of R$27,019

Plan’s assets

The plan’s investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law.  The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

		December 31, 2018	December 31, 2017
Fixed income
- NTNBs		1,225,738	1,064,935
- NTNCs		163,966	146,495
Government bonds in own portfolio	(a)	1,389,704	1,211,430
Fixed income fund quotas	(b)	87,939	260,352
Private credit investment fund quotas	(c)	-	135,454
Debentures		-	3,902
Total fixed income		1,477,643	1,611,138

Equities
Stocks investment fund quotas	(d)	249,740	195,459
Shares		-	3,903
Total equities		249,740	199,362

Structured investments
Equity investment fund quotas	(e)	121,043	86,193
Real estate investment fund quotas	(f)	-	27,170
Multimarket investment fund quotas	(g)	310,785	-
Total structured investments		431,828	113,363

Other	(h)	9,225	7,517

Fair value of the plan's assets		2,168,436	1,931,380

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

i) instruments securitized by the National Treasury will not be permitted;

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

As of December 31, 2018, Sabesprev did not have financial assets issued by the Company in its own portfolio; however, said assets could have been part of the investment fund portfolio invested by the Foundation. The real estate held in the portfolio is not used by the Company.

The assets’ consolidated profitability came to 11.75% in 2018, exceeding its actuarial target of 9.12% in the same period (INPC + 5.5% p.a.). In 2017, profitability reached 12.02%, also exceeding the variation of the actuarial target for that year, of 7.68%.

Concerning Fixed Income, the strategies focused on federal government bonds prevailed. Said bonds appreciated due to the result of presidential election, which market agents believe may give rise to liberal reforms.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Concerning Equities, investments appreciated for the same reason, which led to the appreciation of fixed income investments. The return of Ibovespa reached 15.03% in 2018 and 26.86% in 2017.

Structured Investments also appreciated due to the valuation of investees, which are currently more developed than in previous years, in addition to dividend payments in 2018.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2018, Sabesprev Mais plan, based on defined contribution, had 9,586 active and assisted participants (9,328 as of December 31, 2017).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2018, expenses related to the obligation of defined contribution, totaling R$13,227, R$1,820 and R$3,599, were allocated to operating costs, selling expenses and administrative expenses. The amount of R$2,115 was capitalized in assets. In August 2016, the Company concluded the migration process initiated in 2010 and paid R$30,891, corresponding to a non-recurring contribution and incentive to participants who migrated, and R$7,214, corresponding to the previous balance, related to the migration that began in 2010.

The Company has made contributions in the amount of R$20,762 in 2018 (R$19,220 as of December 31, 2017).

(iii)    G0 Plan

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan ". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2018, the Company recorded a defined benefit obligation for the G0 Plan of R$ 2,606,107 (R$ 2,543,877 as of December 31, 2017).

	2018	2017
Defined benefit obligation, beginning of the year	2,543,877	2,512,080
Current interest expense and service costs	232,248	262,873
Actuarial (gains)/losses recorded as other comprehensive income	10,783	(51,535)
Benefits paid	(180,801)	(179,541)

Defined benefit obligation, end of the year	2,606,107	2,543,877

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The amounts recognized in the income statement are as follows:

	2018	2017	2016

Current interest expense and service costs	232,248	262,873	282,117
Amount received from GESP (undisputed amount)	(96,282)	(95,191)	(96,709)
Total expenses	135,966	167,682	185,408

In 2018 and 2017, the expenses related to the defined benefit obligation under Plan G0 were recorded in administrative expenses.

Estimated expenses	2019

Interest cost rate	227,367
Expense to be recognized	227,367

The main actuarial assumptions used:

	2018	2017	2016

Discount rate – actual rate (NTN-B)	4.84% p.a.	5.30% p.a.	5.71% p.a.
Inflation rate	4.01% p.a.	3.96% p.a.	4.87% p.a.
Future salary increase	6.09% p.a.	6.04% p.a.	6.97% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The number of active participants of Plan - Go as of December 31, 2018 and 2017 was 10. The number of beneficiaries, retirees and survivors as of December 31, 2018 was 2,038 (2,294 as of December 31, 2017).

The benefit payable from the Go pension plan expected for 2019 is R$188,328.

The sensitivity analysis of defined benefit pension plan as of December 31, 2017 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$233,665
	Decrease of 1.0%	Increase of R$275,063
Life expectation	Increase of 1 year	Increase of R$81,430
	Decrease of 1 year	Decrease of R$81,436
Wage growth rate	Increase of 1.0%	Increase of R$280,410
	Decrease of 1.0%	Decrease of R$241,841

(c)      Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2018. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached. As of December 31, 2018, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$ 110,464 (R$ 94,352 as of December 31, 2017).

22           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others.  This account also includes the amounts payable to the Municipal Fund of Environmental Sanitation and Infrastructure based on a percentage of the revenues from São Paulo local government (Note 15 (c) (v) (6)).  The balances as of December 31, 2018 and 2017 were R$ 454,022 and R$ 408,275, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

23           Knowledge Retention Program

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

The period to enroll in the Program was from July 2, 2018 to October 31, 2018; however, the final term was postponed to November 30, 2018. Employment terminations will be carried out based on a previously set schedule, during the validity of the Program, i.e. from January 2, 2019 to December 30, 2020.

For those enrolled in the Program, the compliance with the agreements of the Collective Work Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination, as per the table below:

Length of service at SABESP (years)	% of the Guarantee Fund for Length of Service (FGTS)
More than 15	40%
11 - 15	30%
6 - 10	15%
0 - 5	5%

In 2018, the Company recorded R$ 196,472, corresponding to the provision of compensatory payments of employees enrolled in the Program, R$ 74,324 of which recorded under current liabilities and R$ 122,148 under noncurrent liabilities.

For employees eligible to the Consent Decree (TAC) entered into with the São Paulo State Prosecution Office in 2009 who joined the Program, the Company reversed R$ 170,303 in 2018.

As of December 31, 2018 the total provisioned corresponding to TAC was R$ 140,818, R$ 136,293 of which was recorded under current liabilities and R$ 4,525 under noncurrent liabilities.

24           Equity

(a)         Authorized capital

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

On December 13, 2018, the Board of Directors approved a capital increase of R$ 10,000,000 to R$ 15,000,000 (authorized limit) with capitalization of part of the investment reserve in the amount of R$ 5,000,000.

(b)         Subscribed and paid-in capital

As of December 31, 2018 and 2017, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2018		December 31, 2017
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50,26%
Companhia Brasileira de Liquidação e Custódia (**)	212,612,143	31,10%	201,026,895	29,41%
The Bank of New York ADR Department (equivalent in shares) (*) (**)	125,278,967	18,33%	136,790,413	20,01%
Other	2,094,474	0,31%	2,168,276	0,32%

	683,509,869	100,00%	683,509,869	100,00%

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

	2018	2017	2016
Profit for the year	2,835,068	2,519,310	2,947,098
(-) Legal reserve - 5%	141,755	125,965	147,355

	2,693,313	2,393,345	2,799,743

Minimum mandatory dividend – 25% (R$0.9851, R$0.87539 and R$1.0240 as of December 31, 2018, 2017 and 2016 per share and per ADS)	673,328	598,336	699,936

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

On April 27, 2018, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$ 105,543, for the 2017 fiscal year. Therefore, the amount of R$ 53,539 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2017 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2018.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2019, in the amount of R$ 673,328 (R$ 598,336 in 2017) and additional proposed dividends in the amount of R$ 118,859 (R$ 105,543 in 2017), totaling R$ 792,187 (R$ 703,879 in 2017), corresponding to R$ 1.1590 per common share (R$ 1.0298 in 2017), to be resolved on the Shareholders’ Meeting to be held on April 29, 2019. The amount exceeding the minimum mandatory dividend due in the year of R$ 118,859 (R$ 105,543 in 2017) was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$58,258 (R$52,004 in 2017).

Pursuant to CVM Resolution 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$ 58,258 (R$ 52,004 in 2017) referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2018, totaling R$ 673,765 (R$ 598,612 in 2017), refers to the amount of R$ 673,328 (R$ 598,336 in 2017) declared in 2018, net of withholding income tax and R$ 437 declared in previous years (R$ 276 in 2017).

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

As of December 31, 2018 and 2017, the balance of investment reserve totaled R$3,840,422 and R$6,939,296, respectively.

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

(f) Allocation of profit for the year

		2018	2017	2016
Profit
(+)	Profit for the year	2,835,068	2,519,310	2,947,098
(-)	Legal reserve – 5%	141,755	125,965	147,355
(-)	Minimum mandatory dividends	673,328	598,336	699,936
(-)	Additional proposed dividends	118,859	105,543	123,557
Investment reserve recorded		1,901,126	1,689,466	1.976.250

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$1,901,126 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)      Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects.  See Note 21 (b), the breakdown of amounts recorded in 2018 and 2017.

	G1	G0	Total

Balance as of December 31, 2017	70,927	(609,028)	(538,101)
Actuarial gains/(losses) for the year (Note 21 (b))	(211)	(10,783)	(10,994)
Balance as of December 31, 2018	70,716	(619,811)	(549,095)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

25           Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year.  The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares.  Accordingly, basic and diluted earnings per share are equal.

	2018	2017	2016

Earnings attributable to Company’s owners	2,835,068	2,519,310	2,947,098
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.15	3.69	4.31

26          Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2018
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	14,253,609	2,802,670	17,056,279
Gross sales deductions	(971,185)	-	(971,185)
Net operating revenue	13,282,424	2,802,670	16,085,094
Costs, selling and administrative expenses	(8,203,883)	(2,739,657)	(10,943,540)
Income from operations before other operating expenses, net and equity accounting	5,078,541	63,013	5,141,554
Other operating income / (expenses), net			28,591
Equity accounting			6,510
Financial result, net			(1,264,336)
Income from operations before taxes			3,912,319
Depreciation and amortization	(1,392,541)		(1,392,541)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

	2017
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	12,223,746	3,150,877	15,374,623
Gross sales deductions	(766,390)	-	(766,390)
Net operating revenue	11,457,356	3,150,877	14,608,233
Costs, selling and administrative expenses	(7,566,104)	(3,080,542)	(10,646,646)
Income from operations before other operating expenses, net and equity accounting	3,891,252	70,335	3,961,587
Other operating income / (expenses), net			(5,679)
Equity accounting			5,760
Financial result, net			(458,054)
Income from operations before taxes			3,503,614
Depreciation and amortization	(1,301,897)	-	(1,301,897)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

Explanation on the reconciliation items for the financial statements.

The impacts on gross operating income and costs are as follows:

	2018	2017	2016

Gross revenue from construction recognized under IFRIC 12 (a)	2,802,670	3,150,877	3,732,877
Construction costs recognized under IFRIC 12 (a)	(2,739,657)	(3,080,542)	(3,651,364)

Construction margin	63,013	70,335	81,513

(a)    Revenue from concession construction contracts is recognized in accordance with Note 3.3 (b).

27           Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. The Company contracts insurance through bidding processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2018, the Company’s insurance coverage is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Coverage

Specified risks – fire	2,007,219
Engineering risk	911,961
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	72,435
Domestic and international transportation	11,470
Civil liability – operations	5,000
Other	14
Total	3,708,099

28          Operating revenue

(a)   Revenue from sanitation services:

	2018	2017	2016

Metropolitan region of São Paulo	10,295,509	8,636,926	7,749,694
Regional Systems	3,958,100	3,586,820	3,372,538
Total	14,253,609	12,223,746	11,122,232

(b)    Reconciliation between gross operating income and net operating income:

	2018	2017	2016

Revenue from sanitation services (i)	14,253,609	12,223,746	11,122,232
Construction revenue	2,802,670	3,150,877	3,732,877
Sales tax	(916,808)	(757,619)	(756,901)
Regulation, Control and Oversight Fee (TRCF) (ii)	(54,377)	(8,771)	-
Net revenue	16,085,094	14,608,233	14,098,208

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i)   Includes the amount of R$63,901 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP.

(ii) Amount payable to ARSESP referring to regulation, control and oversight activities, pursuant to State Complementary Law 1,025/07.

29          Operating costs and expenses

	2018	2017	2016
Operating costs
Salaries, payroll charges and benefits	(1,959,539)	(1,841,571)	(1,718,199)
Pension obligations	(25,066)	(48,381)	131,469
Construction costs (Note 26)	(2,739,657)	(3,080,542)	(3,651,364)
General supplies	(238,034)	(163,712)	(173,224)
Treatment supplies	(265,146)	(287,592)	(279,150)
Outsourced services	(996,477)	(857,063)	(845,334)
Electricity	(956,840)	(794,352)	(932,435)
General expenses	(629,253)	(531,985)	(471,965)
Depreciation and amortization	(1,276,444)	(1,173,765)	(1,072,918)
	(9,086,456)	(8,778,963)	(9,013,120)

Selling expenses
Salaries, payroll charges and benefits	(289,378)	(305,440)	(271,690)
Pension obligations	(3,602)	(7,296)	17,941
General supplies	(6,391)	(4,451)	(3,585)
Outsourced services	(273,470)	(258,287)	(278,565)
Electricity	(1,154)	(762)	(751)
General expenses	(102,213)	(94,112)	(93,180)
Depreciation and amortization	(17,272)	(15,664)	(9,729)
	(693,480)	(686,012)	(639,559)

Bad debt expense, net of recoveries (Note 9 (c))	(166,727)	(82,681)	(90,488)

Administrative expenses
Salaries, payroll charges and benefits	(254,284)	(229,752)	(194,357)
Pension obligations	(141,758)	(171,830)	(136,358)
General supplies	(4,881)	(5,675)	(2,585)
Outsourced services	(204,728)	(183,746)	(154,926)
Electricity	(1,363)	(965)	(1,848)
General expenses	(232,288)	(302,113)	(289,862)
Depreciation and amortization	(98,825)	(112,468)	(63,979)
Tax expenses	(58,750)	(92,441)	(90,981)
	(996,877)	(1,098,990)	(934,896)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,503,201)	(2,376,763)	(2,184,246)
Pension obligations	(170,426)	(227,507)	13,052
Construction costs (Note 26)	(2,739,657)	(3,080,542)	(3,651,364)
General supplies	(249,306)	(173,838)	(179,394)
Treatment supplies	(265,146)	(287,592)	(279,150)
Outsourced services	(1,474,675)	(1,299,096)	(1,278,825)
Electricity	(959,357)	(796,079)	(935,034)
General expenses	(963,754)	(928,210)	(855,007)
Depreciation and amortization	(1,392,541)	(1,301,897)	(1,146,626)
Tax expenses	(58,750)	(92,441)	(90,981)
Bad debt expense, net of recoveries (Note 9 (c))	(166,727)	(82,681)	(90,488)
	(10,943,540)	(10,646,646)	(10,678,063)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

30          Financial Income (Expenses)

	2018	2017	2016
Financial expenses
Interest and charges on borrowings and financing – local currency (i)	(332,149)	(289,780)	(317,379)
Interest and charges on borrowings and financing – foreign currency (ii)	(171,686)	(119,100)	(113,268)
Other financial expenses (iii)	(187,563)	(97,533)	(86,372)
Income tax over international remittance	(19,779)	(17,901)	(18,823)
Inflation adjustment on borrowings and financing (iv)	(66,183)	(62,787)	(121,036)
Inflation adjustment on Sabesprev Mais deficit	-	-	(891)
Other inflation adjustments (v)	(45,193)	(50,941)	(48,634)
Interest and inflation adjustments on provisions (vi)	14,586	(50,238)	(133,488)
Total financial expenses	(807,967)	(688,280)	(839,891)

Financial income
Inflation adjustment gains (vii)	105,952	89,010	152,154
Income on short-term investments (viii)	187,094	195,992	209,376
Interest income (ix)	175,939	57,166	99,068
Cofins and Pasep	(22,693)	(16,366)	(23,535)
Other	10	442	11,647
Total financial income	446,302	326,244	448,710

Financial income (expenses), net before exchange rate changes	(361,665)	(362,036)	(391,181)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (x)	(915,897)	(96,300)	1,090,466
Exchange rate changes on assets	13,235	336	371
Other exchange rate changes	(9)	(54)	(209)
Exchange rate changes, net	(902,671)	(96,018)	1,090,628

Financial income (expenses), net	(1,264,336)	(458,054)	699,447

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i)	Increase of R$ 42.4 million mainly due to the lower capitalization in the investment in 2018 compared to 2017.
(ii)

Increase of R$ 52.6 million due to the appreciation of the dollar and the yen against the real in 2018 (17.1% and 20.0%, respectively), when compared to the real appreciation occurred in 2017 (1.5% and 5.3%, respectively).

(iii)	The variation is due to the increase in recognition of interest on Public-Private Partnership (PPP) contracts, due to the beginning of the the service provision of São Lourenço Production System (SPSL), on July 10, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(iv)

The monetary variation derives mainly due to the higher variation of the IPCA in 2018, compared to the variation in 2017 (3.75% and 2.95%, respectively). The exposures to this rate are shown in Note 5.1 (d).

(v)	Expenses mainly related to inflation adjustments related to the commieents required by Public-Private Partnership, program contracts commitments and agreements.
(vi)	The decrease is mainly due to the reversion of provisions in 2018.
(vii)	The monetary variations gains increased mainly due to the higher restatement escrow deposits.
(viii)	The decrease is a result of the decrease in the CDI rate, of 6.89% p.a. in 2017 and 6.42% p.a. in 2018.
(ix)	The R$ 118,773 increase in interest income is mainly due to the recognition of interest on installment agreements with customers, in 2018.
(x)

The change in expenses mainly reflects the appreciation of the U.S. dólar and the Yen against  the Real in 2018 (17.1% and 20.0%, respectively), compared to appreciation presented in 2017 (1.5% and 5.3, respectively).

31           Other operating income (expenses), net

	2018	2017	2016

Other operating income, net	93,089	75,410	62,570
Other operating expenses	(64,498)	(81,089)	(57,848)

Other operating income (expenses), net	28,591	(5,679)	4,722

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

32          Commitments

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2018:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,521,921	801,136	282,192	1,107,121	3,712,370
Contractual obligations – Investments	2,675,326	2,213,620	1,009,148	5,737,495	11,635,589
Total	4,197,247	3,014,756	1,291,340	6,844,616	15,347,959

The main commitment refers to the São Lourenço PPP. See Note 15 (g).

33          Supplemental cash flow information

	2018	2017	2016

Total additions of contract assets (Note 14)	3,188,943	-	-
Total additions to intangible assets (Note 15 (b))	1,144,728	3,490,298	3,855,831

Items not affecting cash (see breakdown below)	(2,201,112)	(1,532,518)	(1,747,664)

Total additions to intangible assets as per statement of cash flows	2,132,559	1,957,780	2,108,167

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 15 (d))	488,502	649,048	700,743
Contractors payable	297,872	213,340	57,431
Program contract commitments	149,974	95,126	4,262
Public Private Partnership - São Lourenço PPP (Note 15 (g))	273,737	501,591	893,181
Leases	-	3,078	10,534
Construction margin (Note 26)	63,013	70,335	81,513
Agreement signed with the municipality of Guarulhos (Note 9 (a))	928,014	-	-
Total	2,201,112	1,532,518	1,747,664

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

34          Events after the reporting period

           •      São Bernardo do Campo

On March 12, 2019, the Executive Body (Poder Executivo Municipal) of São Bernardo do Campo submitted the Proposed Bill to the Municipal Chamber (Câmara Municipal) with the purpose of signing the Contract for the Provision of Public Services between the Municipality, the State of São Paulo, and Sabesp, in order to adjust the current contract to the current legislation.

The contract that enables the Company to provide services to the municipality of São Bernardo was celebrated in December 2003, i.e., prior to the Federal Law No. 11,445 of 2007. Considering that this Law establishes specific rules and conditions to contract basic sanitation services, there is a need to adjust the contract to comply with this legislation.

•      Santo André

On March 20, 2019, was executed a Protocol of Intentions with the municipality of Santo André for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and the Company.

  2ND Ordinary Tariff Revision

On May 24, 2018, in view of the result of the Second Ordinary Tariff Revision, the Company filed with ARSESP: (i) a request for reconsideration; and (ii) a request for clarification and revision. In the request for clarification and review, the Company requests revision of the value of the revenue of the city of São Paulo used to calculate the financial component referring to municipal funds.

In reply, on February 28, 2019 ARSESP decided not to accept the request for reconsideration (administrative appeal). Regarding the request for clarification and revision, the ARSESP decided for its partial approval, which will imply an index of 0.8408%, to be applied at the same time of the annual tariff adjustment (May 2019).

  Payment of debentures

The Company paid the installment corresponding to the 17th debenture issue, in the amount of R$ 279,797, in January 2019, settled the 15th debenture issue, in the amount of R$ 361,593, in February 2019, and prepaid the 20th debenture issue, in the amount of R$ 250,000, in March 2019

  23th Issuance of Debentures

On April 8, 2019, was approved the 23th issuance of simple, unsecured and non-convertible debentures, in up to two series, for public distribution, with restricted placement efforts, pursuant to CVM Rule No. 476, dated as of January 16, 2009, as amended, in the total amount of up to R$ 1,500,000,000.00 (one billion and five hundred million reais), being the Offer conditioned to the issuance of, at least, 750,000 (seven hundred and fifty thousand) Debentures, in the total amount of R$750,000,000.00 (seven hundred and fifty million reais). The issuance and the number of Debentures to be placed in each serie, the remuneration of the Debentures and the total amount of the Offer will be defined according to the bookbuilding process, in the communicating vessels system.

  Tariff readjustment

On April 10, 2019, São Paulo State Energy and Sanitation Regulatory Agency (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) published Resolution No. 859 authorizing the Company to apply a tariff readjustment of 4.7242% to its current tariffs, comprised of:

  IPCA variation in the period of 4.5754%;
  Efficiency factor (X Factor) of 0.6920%; and
  Compensatory adjustment of 0.8408%, as described in Technical Note NT.F-0010-2018.