Form 20-F
period 2019-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2020-04-30
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

Rui de Britto Álvares Affonso
raffonso@sabesp.com.br
(+55 11 3388 8247)
Rua Costa Carvalho, 300 05429‑900 São Paulo, SP, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Shares, without par value	Not traded	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	SBS	New York Stock Exchange

* Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☑ No ☐

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB.”  Our audited financial statements as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 are included in this annual report on Form 20‑F.

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

In addition, references to:

•	“ANA” are to Water National Agency (Agência Nacional de Águas);
•	“ARSESP” are to the São Paulo State Sanitation and Energy Regulatory Agency (Agência Reguladora de Saneamento e Energia do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social).
•	“Brazil” are to the Federative Republic of Brazil;
•	“Central Bank” are to the Central Bank of Brazil;
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

•	“COVID-19” or “Coronavirus” are to the novel coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the São Paulo State Research Foundation;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “state government” are to the state government of the State of São Paulo;
•	“IDB” are to the Interamerican Development Bank;
•	“¥” or “Japanese Yen” are to the official currency of Japan;
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the regional systems’ executive office operates, comprising 332 municipalities in the interior and coastline regions of the state of São Paulo;
•	“São Paulo metropolitan region,” with respect to our operations, are to the area where the metropolitan executive office operates, comprising 40 municipalities, including the city of São Paulo;

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
•

“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015.  This drought, the most serious that our service region has experienced in the previous 80 years, primarily affected the Cantareira System, our largest water production system; and

•	“WHO” are to the World Health Organization.

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

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 372 municipalities we serve and the three municipalities in our wholesale segment (Mauá, Mogi das Cruzes and São Caetano do Sul), since our revenue for the fiscal year 2019 is derived from these municipalities.  Most of our contracts with the municipalities we serve are program contracts which have a term of 30 years.  Additionally, in October 2019 we signed a contract with the municipality of Tapiratiba and operations commenced in April 2020.

In December 2018, we entered into an agreement with the municipality of Guarulhos to direct supply water and sewage services to the municipality for 40 years as part of our retail operations.  However, the municipality of Guarulhos held a PPP contract which entitled part of the sewage services to another company.  In September 2019, the company which provided partial sewage services terminated the contract, after which we began providing the entirety of sewage services to Guarulhos as part of our retail operations, under an emergency agreement.  The Contract for the Provision of Public Services of Water and Sewage we signed on December 12, 2018 was amended on December 4, 2019, and entitled us to the full provision of public sewage services in the municipality of Guarulhos.

Additionally, in August 2019 we also started retail operations (to supply water and sewage services) in the municipality of Santo André, which was served before on a wholesale basis.

CAUTIONARY STATEMENTS ABOUT FORWARD‑LOOKING STATEMENTS

This annual report includes forward‑looking statements, mainly in Items 3 through 5.  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward‑looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;
•	availability of the water supply;
•

the impact on our business of lower water consumption practices adopted by our customers during the water crisis, which we do not know if they will return to their prior standards despite the discontinuation of the measures adopted to serve the São Paulo metropolitan region during the water crisis, or if the impact will be compensated by tariffs established by ARSESP;

•	any measures that we may be required to take to ensure the provision of water to our customers;
•	our exposure to probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	the interests of our controlling shareholder;
•	the potential impacts on our business caused by the approval and conversion of Bill No. 4,162/2019 into law, which is currently under discussion;
•

our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017, or any other type of reorganization that might be approved by the government that may include change in control;

•	our ability to collect amounts owed to us by our controlling shareholder, states, the federal government and municipalities;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	our capital expenditure program and other liquidity and capital resources requirements;
•	power shortages, rationing of energy supply or significant changes in energy tariffs;
•

the effects of the agreement for provision of water and sewage services in the city of São Paulo, which we executed with the State and the city of São Paulo considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%;

•

the lack of formal agreements between our company and certain municipalities to which we provide water and sewage services, including cities comprising metropolitan regions, urban conurbations, and the fact that the State and municipal governments share competency regarding these services;

•	the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;
•	our ability to provide water and sewage services in additional municipalities and to maintain the right to provide the services for which we currently have contracts;
•	the size and growth of our customer base and its consumption habits;
•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities;
•	our level of debt and limitations on our ability to incur additional debt;

•	our ability to access financing with favorable terms in the future;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	the outcome of our pending or future legal proceedings;
•	the delay or postponement in investment in our sewage system;
•	our management’s expectations and estimates relating to our future financial performance;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•

the impact of widespread health developments, such as COVID-19, and the governmental, regulatory, consumer and other responses thereto and its effects on our operating revenues and financial condition as a result of, inter alia, a decrease in water consumption and an increase in defaults in certain sectors and an increase in non-payment of water bills;

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.         Selected Financial Data

The following selected financial data should be read in conjunction with our audited financial statements (including the notes thereto), “Presentation of Financial and Other Information” and “Item 5.  Operating and Financial Review and Prospects.”

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited financial statements, presented in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from our audited financial statements, presented in accordance with IFRS, which are not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2015 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

	For the year ended December 31,
	2019	2018	2017	2016	2015
	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS (1) data
Selected Income Statement Data:
Net operating revenue	17,983.7	16,085.1	14,608.2	14,098.2	11,711.6
Cost of services	(10,137.7)	(9,086.5)	(8,779.0)	(9,013.1)	(8,260.8)
Gross profit	7,846.0	6,998.6	5,829.2	5,085.1	3,450.8
Selling expenses	(803.4)	(693.5)	(686.0)	(730.0)	(598.1)
Allowance for doubtful accounts(*)	(128.1)	(166.7)	(82.7)	–	–
Administrative income (expenses)	(1,187.9)	(996.9)	(1,099.0)	(934.9)	45.0
Operating profit	5,711.6	5,176.6	3,961.7	3,429.6	3,044.0
Financial income (expenses), net	(1,033.7)	(1,264.3)	(458.1)	699.4	(2,456.5)
Profit for the year	3,367.5	2,835.1	2,519.3	2,947.1	536.3
Earnings per share – basic and diluted	4.93	4.15	3.69	4.31	0.78
Earnings per ADS – basic and diluted	4.93	4.15	3.69	4.31	0.78
Dividends and interest on shareholders’ equity per share	1.17	0.99	0.19	1.02	0.19
Dividends and interest on shareholders’ equity per ADS	1.17	0.99	0.19	1.02	0.19
Weighted average number of common shares outstanding	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

(*)       Starting January 1, 2018, we adopted IFRS 9. As a result, in 2018 and 2017 we now recorded our allowance for doubtful accounts in the income statements as a separate item. In 2016 and 2015, the amounts of allowance for doubtful accounts in the income statements were R$90.5 million and R$2.4 million and were presented as part of our selling expenses.

(1)       ADS-American Depositary Share.

Selected Statement of Financial Position Data

	2019	2018	2017	2016	2015
	R$	R$	R$	R$	R$

Property, plant and equipment	314.4	267.6	255.1	302.4	325.1
Contract asset (*)	7,617.7	7,407.9	–	–	–
Intangible assets	32,325.4	29,012.5	33,466.1	31,246.8	28,513.6
Total assets	46,457.8	43,565.1	39,546.4	36,745.0	33,706.6
Loans and financing - current	2,859.8	2,103.6	1,746.8	1,246.6	1,526.3
Long-term loans and financing	10,384,9	11,049.2	10,354.2	10,717.6	11,595.3
Interest on capital	800.4	673.8	598.6	700.0	127.4
Total liabilities	24,822.0	24,013.4	22,033.4	21,325.8	19,990.0
Equity	21,635.8	19,551.7	17,513.0	15,419.2	13,716.6
Capital stock	15,000.0	15,000.0	10,000.0	10,000.0	10,000.0
Selected Statements of Cash Flows Data:
Net cash generated from operating activities	4,197.2	3,842.9	3,301.9	3,003.6	2,641.4
Net cash used in investing activities	(3,267.3)	(2,189.3)	(1,971.4)	(2,130.7)	(2,459.5)
Net cash provided by (used in) financing activities	(1,705.9)	(907.5)	(933.6)	(625.9)	(265.7)
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(3,273.4)	(2,183.2)	(1,976.7)	(2,135.8)	(2,452.1)

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

Operating Data

Indicator
	2019	2018	2017
Number of water connections (in thousands)	9,933	9,053	8,863
Number of sewage connections (in thousands)	8,326	7,495	7,302
Percentage of population with water connections (“service” indicator) (in percent) (1)	94	95	95
Percentage of population with sewer connections (“service” indicator) (in percent) (1)	84	83	83
Percentage of population covered by water network (“coverage” indicator) (in percent) (2)	98	98	98
Percentage of population covered by sewage network (“coverage” indicator) (in percent) (2)	91	90	90
Percentage of consumer units connected to the sewage treatment system (“sewage treatment coverage” indicator) (in percent)	78	76	75
Volume of water billed during period (in millions of cubic meters)	2,112.7	2,107.9	2,075.9
Water Billed Loss Index during period (average) (in percent)(3)	18.7	19.5	20.1
Water Metered Loss Index during period (average) (in percent)(4)	29.0	30.1	30.7
Water loss per connection per day (average)(5)	285	293	302
Number of employees	13,945	14,449	13,672

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

(3)      Includes both physical and non‑physical water loss.  Water Billed Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced plus (b) the total volume of water invoiced minus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.”  We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(4)      Includes both physical and non‑physical water loss.  The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.”  We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(5)      Measured in liters/connection per day, this amount is calculated by dividing (i) the average annual water loss by (ii) the average number of active water connections multiplied by the number of days of the year.  This calculation method is based on worldwide market practice within the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.”  We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

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
•

the Brazilian government’s response to the COVID-19 pandemic and, inter alia, its impacts on water consumption, labor laws and other regulations affecting our industry. For further information regarding risks relating to communicable diseases including the novel coronavirus, see “—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of COVID-19;” and

•	other political, foreign policy, social and economic developments in or affecting Brazil.

Uncertainties in relation to the implementation by the government of changes relating to the monetary and tax policies, the approved pension reform and possible development arising from this reform, and other relevant legislation may contribute to economic uncertainty. We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise.  Economic and political instability and uncertainty has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may adversely affect us.  In October 2018, Jair Bolsonaro won the Brazilian presidential election and he took office in January 2019.  We cannot predict the policies or regulations that the president of Brazil may adopt or change during his term or market reactions to these policies or regulations.

Ongoing political instability has adversely affected the Brazilian economy and may have an adverse effect on our financial condition and results of operations.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy.  Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of various ongoing investigations by the Brazilian Federal Prosecutors’ Office (Ministério Público Federal), the Brazilian Federal Police (Polícia Federal), the CVM, and other Brazilian public entities who are responsible for corruption and cartel investigations, including, among others, the Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield investigations, as well as the largest such investigation, known as Lava Jato.  In addition, certain foreign entities, such as the U.S. Department of Justice, the SEC and the Office of the Attorney General of Switzerland (Bundesanwaltschaft), have also conducted and still conduct their own investigations.  These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil.  In addition, they may lead to further allegations and charges against Brazilian federal and state government officials and senior management of Brazilian industry.

Numerous elected officials, public servants and executives and other personnel of major companies have been subject to investigation, arrest, criminal charges and other proceedings. Depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects.  Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our suppliers.  The companies involved in the Lava Jato investigations, a number of which are our suppliers, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements.

There can be no assurance that other federal or state officials or senior management of Brazilian industry will not be charged with corruption-related crimes in the Lava Jato or other investigations into corruption.  Additional allegations, trials and convictions may lead to political instability and a decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government and Brazilian companies, and may have a material adverse effect on Brazil’s economic growth, on the demand for securities issued by Brazilian companies, and on access to the international financial markets by Brazilian companies.

Mr. Bolsonaro took office as president on January 1, 2019, following a period of political instability marked by the impeachment of President Dilma Rousseff and conviction, and subsequent arrest, of President Luis Inácio Lula da Silva.  We cannot predict how Mr. Bolsonaro’s administration may impact the overall stability, growth prospects and economic and political health of Brazil.  During his presidential campaign, Mr. Bolsonaro established an agenda of privatizations, economic liberalization, and pension and tax reforms.  However, there is uncertainty as to whether the Bolsonaro administration will be successful in implementing these reforms.  Mr. Bolsonaro was also generally a polarizing figure during his campaign for presidency, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and his ability to implement policies, reforms and manage the COVID-19 crisis, all of which could have a negative impact on our business and the market price of our common shares and ADSs. As of the date of this annual report, only the pension reform was approved by the Brazilian National Congress. There were expectations that the administrative and tax reform would be passed in 2020, however, that is more uncertain now due to the effects of the COVID-19 outbreak. For more information, see “—Risks Relating to Our Business — Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of COVID-19.”

Further, during the campaign, the current Minister of Economy proposed taxing dividends paid by Brazilian companies and changes in taxation method of interest on equity. If this campaign promise were to be enacted, this would increase the tax expenses associated with any dividend, interest on equity or distributions made by Brazilian companies, which could impact us or our shareholders and the value of our common shares and ADSs.  Uncertainty regarding the implementation by the new government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to economic instability.  These uncertainties and new measures could increase the volatility of Brazilian securities markets. Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has historically experienced high rates of inflation.  Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business, financial condition and results of our operations. Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding.  Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, was 4.40%, 6.40% and 6.90% at the end of 2019, 2018 and 2017, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária, or “COPOM”).  However, the COPOM has frequently adjusted the interest rate in situations of economic uncertainty and to achieve objectives under the economic policy of the Brazilian government. For example, in response to the COVID-19 outbreak, the COPOM further reduced the SELIC target rate to 3.75%, where it remains as of the date of this annual report. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us if such policies are reinstated.

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, were 4.31%, 3.75% and 2.95% during 2019, 2018 and 2017, respectively. If Brazil experiences substantial inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.

Brazil’s currency has been characterized historically by high degrees of volatility and has depreciated periodically in relation to the U.S. dollar and other foreign currencies during recent decades.  At different points over this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.

The current floating exchange rate system has also contributed to significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  As of December 31, 2016, the exchange rate was R$3.26 to U.S.$1.00, representing an appreciation of 16.5% as compared to the rate prevailing as of December 31, 2015.  As of December 31, 2017, the exchange rate was R$3.31 to U.S.$1.00, representing a depreciation of 1.5% as compared to the rate prevailing as of December 31, 2016.  As of December 31, 2018, the exchange rate was R$3.87 to U.S.$1.00, representing a depreciation of 17.1% as compared to the rate prevailing as of December 31, 2017.  Further, during 2019, the real was very volatile and depreciated by 4.0% against the U.S. dollar by year-end.  This volatility continued in the early months of 2020 and as of April 20, 2020, the commercial selling rate as reported by the Central Bank was R$5.2837 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or B3), as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail our access to financial markets and prompt government intervention, including recessionary governmental policies.  Depreciation of the real against the U.S. dollar could also lead to decreased consumer spending, inflationary pressures and reduced economic growth.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency denominated debt of R$6,358.8 million as of December 31, 2019 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2019, our results of operations were negatively affected by the 4.0% depreciation of the real against the U.S. dollar, and the depreciation of the real against the Yen by 5.3%, which together led to a R$234.0 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.  For more information, see Note 5.1(a) to our 2019 financial statements.

Further, the market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers.  Crises in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the market price of our common shares or ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of Brazil and a decrease in the quantity of foreign capital invested in Brazil.  Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and securities market.  Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil.  Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide.

In addition, global financial crises have caused, and in the future may again cause, significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which may, directly or indirectly, materially and adversely affect us and the price of securities issued by Brazilian companies, including our common shares and ADSs.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.

As it owns the majority of our common shares, the State is able to control the election of a majority of the members of our board of directors and appoint our senior management and with that determine our operating policies and strategy.  As of December 31, 2019, the State owned 50.3% of our outstanding common shares.  In addition, pursuant to the State Constitution of São Paulo, the Governor of São Paulo, the legal representative of our controlling shareholder, is the competent authority to make these decisions.  Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance business, financial condition or results of operations. For example, recently the State issued Decree No. 64,879/2020 in March, 2020 setting out emergency measures as a result of the coronavirus outbreak, including exempting customers under the “Residential Social” and “Residential Favela” categories from paying water and sewage bills for all municipalities we serve. This exemption is valid for 90 days as of April 1, 2020. The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling shareholders, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder” and “Item 4.B. Business Overview—Tariffs.”

The State of São Paulo has the power to appoint up to 9 out of the 11 members of our Board of Directors and, through them, influence the choice of a majority of the executive officers responsible for our day-to-day management. Consequently, the State is empowered to approve most matters prescribed by law.  We cannot guarantee that there will not be further changes to our Board of Directors or Executive Officers and whether such further changes may have a material adverse effect on our business, financial condition or results of operations.

Further, we cannot guarantee that there will not be further changes to our Board of Directors or Executive Officers and whether such further changes may have a material adverse effect on our business, financial condition or results of operations, especially during new elections periods.

Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company.  Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. If and once formed, this controlling company may affect future shareholding in and the control of our company. Due to elections for state government in the second half of 2018, this operation was suspended, and we are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control. On April 24, 2019, the CDPED established a working group aimed at discussing alternative corporate structures for us. We cannot assure that any potential corporate reorganization, including a change of control, will not have a material adverse effect on our business, financial condition or results of operations.

The São Paulo State Government, our major shareholder, is awaiting the approval of changes to the basic sanitation legislation to decide if it will implement our potential corporate reorganization which may involve a privatization or a capitalization plan. See “—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.”

The State and some State entities owe us substantial unpaid debts. We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services. As of December 31, 2019, the State owed us R$103.3 million for water and sewage services.  Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$1,195.3 million as of December 31, 2019.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State. We also had an uncontested credit amounting of R$747.6 million which is recorded as related-party receivables. See note 10(a) to our 2019 financial statements.

In addition, as of December 31, 2019, we had a provision for an actuarial liability in the amount of R$3,046.3 million with respect to future supplemental pension payments for which the State does not accept responsibility.

In addition, certain municipalities and other government entities also owe us payments. See “—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.” We cannot assure you when or if the State and such municipalities will pay the contested credit amounts, which are still under discussion, and the remaining overdue amounts they owe us.  The amounts owed to us by the State, municipalities and other government entities for water and sewage services and reimbursements for pensions paid may increase in the future.

Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.

We withdraw water for use in the São Paulo metropolitan region from the Guarapiranga and Billings reservoirs.  Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs.  Those lawsuits have now been settled by way of an agreement between EMAE and our company.

However, on April 11, 2016, we were also named in a separate lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE.  The minority shareholders are seeking an order to require the State to stop us from withdrawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company.  This lawsuit was dismissed and is currently under appeal by the plaintiffs.

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

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations further away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations. In addition, we may be ordered to pay any indemnity to EMAE if the agreement is judicially invalidated, which could have material adverse effects on our financial condition and operating results. See “Item 7. Major Shareholders and Related Party Transactions.”

Risks Relating to Our Business

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of COVID-19.

Our financial and operating performance may be adversely affected by pandemics such as COVID-19, as well as other catastrophes and health epidemics.

In late December 2019 the outbreak of a new contagious disease originated in Wuhan, Hubei province of China, was reported to the WHO. A novel coronavirus virus was identified, with cases and fatalities soon confirmed in multiple provinces in China, as well as in several other countries. On March 11, 2020, the WHO confirmed that its spread and severity had escalated to the point of pandemic. Coronavirus cases have been diagnosed in virtually every country, and travel to and from China, most of Europe, the United States and other countries, including Brazil, have been suspended or restricted by certain airlines and governments. Further, extended shutdowns of certain businesses and disruptions in financial markets have been reported globally. The final impact on the global economy and financial markets is still uncertain, but is expected to be significant.

On March 22, 2020, the São Paulo State Government decreed a two-week quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. On April 6, 2020, this quarantine was extended until April 22, 2020 and on April 17, 2020, this quarantine was extended until May 10, 2020. We cannot assure that this quarantine will not be extended again. As a result, our revenues in the commercial and public sectors may suffer losses due to reduced demand from those sectors. The impacts on the industrial sector are not yet clear, since certain companies will increase production as a response to the pandemic, leading to an increase in water consumption, while other companies will reduce their water consumption as a result of a reduction or stoppage in production. Our revenues from the residential sector will also be affected as consumers in the “Residential Social” and “Residential Favela” categories will be exempt from the payment of water and sewage bills for all municipalities we serve. This exemption is valid for 90 days as of April 1, 2020. However, some of the losses in revenue from the “Residential Social” and “Residential Favela” categories will be off-set by an increase in other residential consumption categories as a result of the quarantine measures. For the year ended December 31, 2019, the residential sector represented 82.8% of the volume of water billed to our customers, while the commercial sector, the industrial sector, the public sector and the wholesale sector represented 9%, 1.9%, 2.2% and 4.1%, respectively.

On April 9, 2020, ARSESP published a tariff readjustment of 2.4924%. Due to the approval of a state of public calamity mentioned above, ARSESP postponed this readjustment by 90 days. We cannot assure that ARSESP will adequately indemnify us for the tariff reduction, delay in their readjustment or reduction in the volume billed. See “Item 4.B. Business Overview—Tariffs.”

To counter this pandemic, we have implemented measures to limit our employees’ exposure to possible infection, such as a home office policy for administrative staff and employees aged 60 years or above, domestic and international travel restrictions, moving the vaccination calendar ahead of schedule, among others. These measures, though implemented to ensure the continuity of our services, may result in a disruption or delay in their provision.

Further, in order to finance our investments in infrastructure, we rely on third party capital as a complement to our own resources. However, the impact of COVID-19 on our ability to raise additional capital is still uncertain. The deterioration of Brazilian and global economic conditions could, among other things, make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future and decrease the value of certain of our investments. Any other political or governmental developments or health concerns in Brazil as a result of this outbreak could result in social, economic and labor instability.

Global supply chains and the timely availability of products have been and will continue to be materially disrupted by quarantines, factory slowdowns or shutdowns, border closings and travel restrictions resulting from the COVID-19 pandemic. We provide a critical service to our customers which means that we must keep our employees who operate our businesses safe and minimize unnecessary risk of exposure to the virus. This is a rapidly evolving situation that could lead to extended disruption of economic activity in our markets. The ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of this outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects. Accordingly, we currently cannot estimate the potential impact on our financial position, results of operations and cash flows. However, all these uncertainties could have a material adverse effect on our results of operations and financial condition.

Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.

Our operations in the state of São Paulo occur both in locations where the planning, monitoring and tariff regulation of basic sanitation services are responsibilities of the municipalities and in locations where such responsibilities are shared between the State and municipalities.  The Basic Sanitation Law No. 11,445/2007 went into effect in early 2007, and although Federal Decree No. 7,217/2010 (as modified, among others, by Federal Decree No. 10,203/2020) implemented a series of new principles under the Basic Sanitation Law in 2010, the full implementation of a number of its provisions remains subject to regulations that the federal government has not yet published.

In 2016, Law No. 13,312/2016 amended Law No. 11,445/2007 and now includes the obligation to adopt environmental criteria that include, among other measures, individual metering of water consumption per habitation unit in condominiums.  However, since this change is still being implemented and shall only come into effect in 2021, we are not currently able to predict its impact on our business, financial condition or results of operations.

The Basic Sanitation Law still requires that the federal government, states and municipalities establish independent regulators who monitor basic sanitation services and regulate tariffs. Municipalities may create their own regulatory agencies or partner with regional regulatory agencies, which requires us to comply with such agencies. However, we cannot predict whether this will occur and, if so, what impacts these regulations by other agencies will have on our business, financial condition or results of operations. In compliance with this law, the state of São Paulo established ARSESP in 2007. Currently, our regional and local operations, including tariff regulation, are monitored and regulated by ARSESP, and the remainder of our operations is in the process of negotiating new contractual bases.  Regulatory agencies determine tariff increases for our water and sewage services, on which our results of operations and financial condition are highly dependent.  As a result, we cannot anticipate all the effects that the Basic Sanitation Law No. 11,445/2007, the Federal Decree No. 7,217/2010 (as amended, among others, by Federal Decree No. 10,203/2020) and regulations issued by ARSESP will have on our business, financial condition or results of operations, if any. For further information, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—The Basic Sanitation Law” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP.”

The State of São Paulo enacted the State Supplementary Law creating certain metropolitan regions and urban clusters (for further information on the specific regions created and ruled enacted, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Agreements with Municipalities and Metropolitan Regions”).  These areas incorporate independent municipalities that modify the exercise of their constitutional competencies, including those related to basic sanitation services, and increase the number of judicial disputes concerning the regulation and oversight of services in areas currently served by us and regulated by ARSESP.  We cannot anticipate the result of these judicial disputes and the adverse material effects that may result from them, especially if the rules of regulation and monitoring of services issued by municipal agencies come to coexist with those already published by ARSESP and implemented into our operational and corporate processes since 2011.

The debate on changes to current sanitation regulatory framework, under Sanitation Law No. 11,445/2007, began in 2018 with Provisional Measure No. 844/2018, which expired  in November of that year. That same year, Provisional Measure No. 868/2018 was enacted with similar provisions to Provisional Measure No. 844/2018, and expired in June 2019.

In December 2019 the Chamber of Deputies approved Bill No. 4,162/2019, after amendments that brought it in line with Bill No. 3,261/2019. Bill No. 4,162/2019 was then sent to the Senate for approval, after which it will return to the Chamber of Deputies for further amendments or final approval.  Currently, it is not possible to predict what the final outcome of the legislation and the impact on our operations will be.  For more information on ARSESP regulations, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP—Consumer Relations in the State of São Paulo.”

Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 44.5% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2019.

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

In March 2013, ARSESP issued Resolution No. 407/2013 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  However, this resolution was suspended, pursuant to requests from the governments of both the city and state of São Paulo made in 2013 and 2014. As a result the collection was suspended, postponing the authorization for us to transfer the charge to consumers in water and sewage bills. For further information regarding the specific regulations which discussed this matter, please refer to “Item 4.B. Business Overview—Tariffs,” especially “Item 4.B. Business Overview—Tariffs—Tariff Readjustment and Revisions.”

On May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision. Following this revision cycle, ARSESP is passing-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. In the current tariff cycle, our only contract that provides for this and complies with ARSESP’s requirements is with the municipality of São Paulo and, accordingly, today 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure are being passed through to our tariffs.

Prior to May 9, 2018, our tariff had never included any pass-through to tariffs related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure.

The transfer of 4% was subsequently regulated by ARSESP Resolution No. 870/2019 of May 2019, which established the criteria and conditions to permit the transfer of 4% of the revenue from service providers through the tariff, excluding COFINS and PASEP taxes, and unpaid bills in respect of publicly owned properties. Within the scope of the Second Ordinary Tariff Review, a regulatory limit of 4% of the municipality’s operating revenue was established to pass on to the tariffs and, if the concessionaire and the municipality decide to transfer amounts greater than 4% of the revenue, the excess will not be recognized as a financial component of tariffs and will be restricted to the municipality. In addition, for recognition as part of the tariff, municipal funds for environmental sanitation and infrastructure must be established by the service provider through a legal act, which specifies the allocation of resources.

From 2010 to December 31, 2019, we have transferred approximately R$3.6 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP.”

Considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%, the mandatory transfer of the remaining 3.5% of the gross revenues, subtracting (i) COFINS and PASEP taxes and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure will not be passed through to customers in full and we cannot assure you when and if this will happen and may have an adverse effect on our business, financial condition or results of operations.

Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.

Municipalities have a right of early termination of our concessions if we fail to comply with our contractual or legal obligations or if the municipality determines to do so in an expropriation proceeding (retomada de serviços). The resumption of services must be justified by public interest. In this case, the municipalities evaluate that it is no longer in public interest to continue to provide water and sewage services under the terms and conditions of the current concession.

The Basic Sanitation Law provides that on early termination of a concession, the entity that provides sanitation services should carry out a valuation of the assets that relate to the services provided, in order to calculate the unamortized portion of its investments for purposes of assessing any related indemnification amounts that would be due to the relevant company. The resulting indemnification payment may be less than the remaining value of the investments the sanitation service provider made.  Nonetheless, the indemnification payments may not be paid voluntarily by the municipality, potentially leading to judicial disputes.  In the case of a judicial dispute, there is the risk that the judicial decision will consider the indemnification as undue or set it at a lower value than that of our investments.

With regard to our operations that lack contracts or have indefinite or overdue timeframes, the Basic Sanitation Law No. 11,445/2007 reduced the maximum time period for payment of indemnifications in such cases to four years.  This provision applies to concession agreements entered into prior to the enactment of the Basic Sanitation Law only to the extent that the concession agreement does not contain a contractual indemnification provision, or we have not otherwise entered into an agreement with the municipality with regard to such early termination.  These provisions have not yet been tested by the courts and we are therefore unable to predict the effect of the Basic Sanitation Law on our rights to indemnification for the early termination of any particular concession.

We have been, and are currently, party to concession-related proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain municipalities. For more information, see Note 19 to our 2019 financial statements included in this annual report. Other municipalities may seek to terminate their concession agreements before the contractual expiration date.  If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, this may adversely affect our business, financial condition or results of operations.

It is not possible to predict the impact of the decision by the Brazilian Supreme Court regarding the shared management of basic sanitation services in metropolitan areas or the effect that this decision may have on our business, financial condition or results of operations.

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

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, which was subsequently converted into Federal Law No. 13,683/2018, establishing: (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development. In addition, the Metropolitan Bylaws foresees mechanisms for integrated management and interfederal governance as well as the sharing of decisions by regional entities.

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

For more information on services in metropolitan regions, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Agreements with Municipalities and Metropolitan Regions.”

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$20.2 billion in the period from 2020 through 2024. In 2019, we recorded R$5.1 billion in capital expenditures, of which R$ 2.1 billion are non-cash investments.

In addition to cash generated by our operations, we have funded and intend to continue funding these capital expenditures with issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies.  A significant portion of our financing needs is obtained through long‑term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long‑term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, Brazilian public and private financial institutions are legally limited up to a certain percentage of their shareholder’s equity to provide loans to public sector entities, including, for example, us.  These limitations could adversely affect our ability to continue our capital expenditure program and, consequently, may adversely affect our business, financial condition or results of operations.

Our debt includes financial covenants that impose indebtedness limits on us.  Our failure to comply with these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us.  For further information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.

We experience decreases in our water supply from time to time due to droughts. For example, we experienced a severe drought in the metropolitan region of São Paulo in 2014 and 2015, which was more intense in the northwest region of the State of São Paulo, resulting in the lowest level of rainfall and water inflow ever recorded in the Cantareira System, the largest production system in the metropolitan region of São Paulo, over the previous 80 years of record. This drought severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures from 2014 to April 2016 to mitigate its impact and maintain the water supply for the then 20.9 million inhabitants served in the metropolitan region of São Paulo. See “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

With the return of the rainfall to its historical average, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level and the measures taken during the water crisis to continue to service consumers were gradually discontinued from April 2016.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices were partially integrated in our consumers’ daily habits.  As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013, since the water crisis had a strong impact on the consumer profile, which will probably not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

There is a risk that there might be further droughts similar or more severe to that of 2014-2015 in the future forcing us to adopt similar or more severe measures as those adopted in 2014-2015, which can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.

Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.

Our business is not only affected by droughts but also by other extreme weather conditions, such as torrential rain and other changes in climate patterns.  A possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services. For further information, see “3.D. Risk Factors —Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.” An increase in heavy rainfall could damage our installations or impact the regular operation of water sources, including abstraction of water from our reservoirs due to increased soil erosion, silting, and runoff of pollutants that affect the aquatic ecosystems. A rise in sea level could result in increased salinity in the river estuaries where we abstract water, which could affect water treatment in these areas.  Rising sea levels could also cause damage in our sewage collection network. Additionally, increases in air temperature could affect demand for water.

Since we are dependent upon energy supplies to conduct our business, extreme weather events may also reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages, may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations. Increased electricity prices may also adversely affect our costs and operations.  For further information, see “Item 4.B. Business Overview—Energy Consumption.”

Climate change may lead to increased frequency of extreme weather events conditions, such as droughts or torrential rains, which may affect our ability to deliver our services and require us to strengthen our actions such as:

•	investing in new technologies;
•	improvement of water conservation practices and demand management alternatives such as economic mechanisms or educational programs; and
•	increasing the capacity of our water reservoirs.

We cannot predict all of the effects of extreme weather events, therefore making it difficult to predict any necessary investments, as current technology and scientific understandings of climate change make it difficult to predict potential expenses and liabilities. If any of these events occur, we may be required to make substantial investments or incur substantial costs in their remediation, which may have a material adverse impact on our business, financial condition or results of operations.  We also cannot guarantee that we will be able to pass on any of these additional costs and expenditures to our customers.

New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Current federal, state and municipal laws and regulations on climate change establish global goals, which we will have to meet, concerning greenhouse gas emissions and this may require us to increase our investments in order to comply with these laws.  Currently, these goals have not yet been established for the sanitation sector. However, once they are established and if we increase our capital expenditures for this purpose, we may be required to reduce expenditures on other strategic investments.  We have not provisioned any funds for climate change events as current technology and scientific understandings of climate change make it difficult to predict potential expenses and liabilities. We may be required to adopt new norms to improve our energy use efficiency and minimize the release of greenhouse gases when we renew the environmental licenses for the systems already in operation or when we obtain environmental licenses for new enterprises.  We may need to make substantial new expenditures, either to comply with new environmental regulations linked to climate change or to prevent or correct the physical effects of extreme weather events, any of which could have a material adverse effect on our results of operations.  For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations:  Reduction of Greenhouse Gases (GHG) Emissions” and “Item 4.B. Business Overview—Energy Consumption.”

Compliance with environmental laws and environmental liability could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set, among others, environmental licensing requirements and potable water standards and limit or prohibit the discharge or spillage of untreated effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages.  We could be subject to various types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations, including licensing requirements, that could expose us to administrative penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. These expenses may lead us to reduce expenditure on strategic investments, which may adversely affect our business, financial condition or results of operations.

We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants.  We are also involved in proceedings challenging the water withdrawing in the face of the 2014-2015 water crisis. Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on our business, financial condition or results of operations.  For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.”  For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program,” “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal,” “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation.”  For further information on the Water Crisis, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are currently a party to numerous legal proceedings relating to civil, corporate, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. We have established provisions for all amounts in dispute that represent a present obligation as a result of a past event and is probable there will be outflow to settle the referred obligation in the view of our legal advisors and due to disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2019, the estimated total claims asserted amounted to R$45,070.8 million (net of R$219.7 million in escrow deposits), including contingent liabilities. We have recognized provisions totaling R$1,035.8 million (net of escrow deposits) as of December 31, 2019. These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on our financial condition.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings” and Note 19 to our 2019 Financial Statements included in this annual report.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations.  Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of Brazil, and we may become subject to such laws and regulations in other jurisdictions. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect any inappropriate practices, fraud or violations of these laws or regulations by our employees, officers, executives, partners, agents and service providers, nor that any such persons will not take actions in violation of our policies and procedures. Any violations, whether actual or perceived, by us or any of our employees, directors, officers, partners, agents and service providers of these laws or regulations or our internal policies or procedures could have a material adverse effect on our reputation, our ability to obtain financing our business, financial condition or results of operations.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data.  We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system.  Following the COVID-19 outbreak, we started to use new communication softwares and systems. However, we currently cannot assure that these systems adequately protect data and information to avoid confidentiality breaches or will not affect our capacity to operate.

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

Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’, suppliers’ and employees’ personal or proprietary information that are stored on or accessible through those systems.  Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities.  Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in our products and services, and adversely our business, financial condition or results of operations.  In addition, any breaches of network or data security at our suppliers (including data center and cloud computing providers) could have similar negative effects.  Actual or perceived vulnerabilities or data breaches may lead to claims against us. We cannot guarantee that the protections we have in place to protect our operating technology and information technology systems are sufficient to protect against cyberattacks and security and privacy breaches.

Failure by us to comply with the LGPD or any further privacy laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.

We are subject to data privacy laws, such as Law No. 12,965/2014 (the “Brazilian Internet Act”) and the Brazilian General Law for Data Protection (Law No. 13,709/2018 or “LGPD”) and their related regulations, including regulations to be enacted by the Brazilian National Data Protection Authority (ANPD).

The Brazilian Internet Act applies to personal data collected through the Internet, and establishes other principles and rules with respect to the privacy and protection of the personal and behavioral data of internet users. The Internet Act guarantees, among others, the privacy of internet and privately stored communications. Any data processing activity is subject to the data subject’s informed, free and express consent. If we fail to comply with the provisions of the Internet Act, we may be subject to sanctions and penalties, including damages, which will be assessed based on the nature and degree of our non-compliance, among other factors.

LPGD is scheduled to become fully effective in August 2020 and will provide a comprehensive regulation for the use of personal data in Brazil. However, Bill No. 1,179/2020 sets out, among other legislative measures to address the ongoing coronavirus pandemic, that LGPD will become effective on January 1, 2021 and that its administrative sanctions will only be applicable as of August 2021. As of the date of this annual report, Bill No. 1,179/2020 was passed in the Senate and currently awaits approval by the Chamber of Deputies.

The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation – “GDPR”). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data. It will affect all economic sectors, including the relationship between customers and financial institutions, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment. Further, the ANPD is charged with overall responsibility to: (i) ensure the protection of personal data, in accordance with the law; (ii) deliberate, at an administrative level, on a terminative character, upon the interpretation of the LGPD; (iii) supervise the compliance with, and assess penalties in the event of data processing performed in violation of, LGPD; (iv) implement simplified mechanisms for recording complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities the criminal offenses of which it becomes aware.  Law No. 13,853 also assigned to the ANPD the exclusive competence to assess penalties provided for by the LGPD. However, other authorities, such as the Federal District Prosecutor’s Office and the Secretaria Nacional do Consumidor (National Consumer Secretariat), have competence to examine evidence of violation of data protection legislation by companies, as well as to file and to asses applicable penalties.

Failure by us to adhere to the LGPD or any further privacy laws or regulations enacted or approved in Brazil could adversely affect our reputation, business, financial condition or results of operations.

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

Our water and sewage pipes are susceptible to degradation caused by factors such as age, intense traffic, population density and commercial and industrial development, which may provoke accidents in the networks and affect the regular provision of our services, impacting our customers and the environment. In particular, the increasing degradation of watershed areas (Mananciais) may affect the quantity and quality of water available to meet demand from our customers. See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System.”

The occurrence of any of these events could lead to personal injury or death, adverse social impacts on the communities located near our facilities, monetary losses and possible legal liability, other environmental damages, the loss of prime materials and damage to our reputation. See “Item 4.B. Business Overview—Water Operations—Water Resources.”

It is not always possible to obtain insurance against all such risks due to the high premiums associated with insuring against them or for other reasons. Moreover, insurance against risks such as water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages as a result of our activities is not generally available to us or to other companies in our industry on acceptable terms. Our insurance will not cover all potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance and results of operations. To the extent that we incur losses not covered by our insurance policies, the funds available for sustaining our current operations and for our expansion activities will be reduced.  See also “—Risks Relating to Our Business— Compliance with environmental laws and environmental liability could have a material adverse effect on us” and “Item 4.B. Business Overview—Insurance.”

We may face difficulties in continuing to provide water and sewage services in return for payment in certain municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2019, we held formal agreements with 325 municipalities (including the city of São Paulo) of the 372 municipalities we serve.  We entered into 18 of these agreements during 2019. These 325 municipalities accounted for 85.0% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2019 and 90.1% of our intangible assets and contract assets as of the same date.  As of December 31, 2019, 21 of our concessions had expired and are currently being renegotiated.  These 21 municipalities accounted for 2.8% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2019 and 4.1% of our intangible assets and contract assets as of the same date.  From January 1, 2020 through 2030, 27 concession agreements, accounting for 3.7% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2019 and 3.0% of our intangible assets and contract assets as of the same date, will expire.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 21 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the unamortized assets.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider. They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.

In December 2019 the Chamber of Deputies approved Bill No. 4,162/2019, after amendments that brought it in line with Bill No. 3,261/2019. Bill No. 4,162/2019 was then sent to the Senate for approval, after which it will return to the Chamber of Deputies for further amendments or final approval.  Currently, it is not possible to predict what the final outcome of the legislation and the impact on our operations will be.  Any of these events could have a material adverse effect on our business, financial condition or results of operations. For more information on ARSESP regulations, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP—Consumer Relations in the State of São Paulo.”

We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.

As of December 31, 2019, our total trade receivables was R$3,395.0 million. Of this amount, the municipalities of Mogi das Cruzes and São Caetano do Sul, to which we provide water on a wholesale basis, owed us R$13.1 million, and certain municipal government entities owed us R$749.7 million.  Of the total amount owed by municipalities, R$75.3 million was overdue by between 30 and 360 days and R$601.9 million was overdue by over 360 days.

The Brazilian courts could oblige us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal actions taken against the municipalities will result in payments being made.

In August 2019, we signed a new Protocol of Intentions with the municipality of Mauá aiming to resolve commercial issues and the municipality’s outstanding debt with us. On January 16, 2020 a municipal law was sanctioned, allowing the government of Mauá to sign agreements, amendments and any other necessary adjustments with the State of São Paulo, ARSESP and us. As of the date of this annual report there has been no progress in negotiations and we cannot guarantee if or when any agreement will be signed.

For more information on wholesale operations, see “Item 4.B. Business Overview—Description of Our Activities—Wholesale Operations.”  In addition, certain entities associated with municipal governments for which we provide services also do not make regular payments.  We cannot guarantee if or when these entities will make payments on a regular basis or pay the amounts they owe us.  If these municipalities and related entities do not pay the amounts they owe us, our business, financial condition or results of operations may be adversely affected.

Risks Relating to Our Common Shares and ADSs

We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.

Depending on our future results, our shareholders may not receive dividends or interest on own capital if we do not generate a profit.  Despite the requirement to distribute a minimum of 25% of the adjusted annual net income to shareholders in accordance with Brazilian Corporate Law, our future financial position may not permit us to distribute dividends or pay interest on own capital.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 50.1% of the aggregate market capitalization of the B3 as of December 31, 2019.

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

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers, according to the in Depth Water Yearbook 2014-2015). We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2019, we generated net revenue of R$17,983.7 million and net income of R$3,367.5 million.  Our total assets amounted to R$46,457.8 million and our total shareholders’ equity amounted to R$21,635.8 million as of December 31, 2019.

As of December 31, 2019, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 372 of the 645 municipalities in the state of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  As of December 31, 2019, we lacked formal agreements for 21 of the municipalities we serve, each of which we are currently in the process of renegotiating.  From January 1, 2020 through 2030, 27 further concessions will expire, and we will seek to replace them with program agreements.  In addition to the 372 municipalities we served, we also provided water and sewage services to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods in that municipality. See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve.”

We also supplied water on a wholesale basis to three municipalities in the São Paulo metropolitan region, two of which also received our sewage treatment services.  For the year ended December 31, 2019, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 73.4% of our  operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 26.6%. The municipalities of Guarulhos and Santo André were both served on a wholesale basis until December 2018 and August 2019, respectively, after which we started retail operations in these municipalities, which means we now account for them as part of our retail segment.

As of December 31, 2019, we provided water services through 9.9 million water connections to approximately 27.1 million people, representing approximately 61% of the total population of the state of São Paulo, and had a water coverage ratio of 98% with respect to all regions. As of that date, we provided sewage services through 8.3 million sewage connections to approximately 23.8 million people and had an effective sewage service ratio of 84%.  As of December 31, 2019, we operated using 81,324 kilometers of water pipes and water transmission lines and 55,983 kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we have three partnerships with private companies: Aquapolo Ambiental S.A., Attend Ambiental S.A. and Paulista Geradora de Energia S.A.  Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere. Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region, but is currently only providing approximately 650 liters per second as a result of demand. Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region. Paulista Geradora de Energia S.A., which was formed in 2015, focuses on the implementation and commercial exploration of water potential in small hydroelectric power plants, located at Vertedouro Cascata and the Guaraú Water Treatment Plant, with a total capacity of 7 MW. Until the date of this annual report, we had not yet started construction. See “Note 11 to the Financial Statements - Investments.”  In addition, we provide consulting services regarding the rational use of water, the updating of institutional models, and commercial and operational management in Panama, through a consortium.

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of December 31, 2019, the State owned 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the State governmental structure. Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Infrastructure and Environment as part of the State’s overall strategic planning. The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Infrastructure and Environment as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected by (i) our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; (iii) climate conditions; and (iv) the impact of pandemics such as COVID-19.  After the water crises, the volume of water billed to the São Paulo metropolitan region continued below 2013 levels as many of our customers continue to apply some of the lower water consumption practices adopted during water crisis. For further information on the water crisis, see “Item 3.D. Risk Factors—Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations” and “Item 4.B Business Overview—The 2014-2015 Water Crisis.”

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 27.1 million people and supply water on a wholesale basis to an additional urban population of approximately 1.0  million people. As of December 31, 2019, we had an effective water coverage ratio of 98% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 23.8 million people, achieving an effective sewage service ratio of 84% in respect of all regions in which we operate as of December 31, 2019.  Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well‑trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 44.5 million as of December 31, 2019.  The city of São Paulo had an estimated total population of 11.8 million as of the same date, while the São Paulo metropolitan region had a total population of 21.1 million.  Based on its GDP, the state of São Paulo is the wealthiest state and has the largest economy of any state in Brazil.  The GDP of the state of São Paulo was approximately R$2.1 trillion representing approximately 32.2% of Brazil’s total GDP, according to the most recent data collected by the IBGE in 2017. The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2007 and December 31, 2019, we executed agreements with 325 municipalities, including agreements with the cities of São Paulo and Guarulhos, respectively the first and second largest municipalities in the State of São Paulo. For the year ended December 31, 2019, income from these agreements accounted for 85% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

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

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements.  Additionally, in 2016 Federal Law No. 13,303/16 came into force in Brazil and set new corporate governance standards for Brazilian government-owned and mixed capital companies like our company, as well as their subsidiaries.  This law also set new rules that these companies must follow in public bidding procedures when contracting with third parties. As a result, we are committed to certain corporate governance standards that are not otherwise required by Brazilian Corporate Law, which provides heightened protection to our shareholders and enhances the quality of information we disclose to the market.

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

Secure water availability in the areas where we operate.  Our goal is to secure the availability of water in the areas where we operate, as well as to promote a rational and integrated use of water resources, respecting demand and critical levels of water for each region, and allocating resources in the short, medium and long run in order to guarantee access to water.  Our goal is to consistently meet the needs of our consumers with our services. Furthermore, specifically during 2015 to 2018, we implemented a series of short-term and medium-term initiatives that improved the water security for the Metropolitan region of São Paulo.  For more information, see “—Capital Expenditure Program.”

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency.  Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operations.  We also intend to increase our sewage coverage by adding 1.2 million sewage connections by 2024. In addition, we seek to reduce both physical and non‑physical water loss.  See “—Capital Expenditure Program.”

We also seek to improve our processes by implementing:  (i) a new management model based on the Management Excellence Model of the National Quality Foundation (Modelo de Excelência na Gestão da Fundação Nacional da Qualidade) that seeks to improve the alignment of management processes and the dissemination of best practices within the company; (ii) an enterprise resourcing planning system, or “ERP system” (SAP), and a customer relationship management system, or “CRM system” (Net@suite), to replace our commercial and management information systems.  The ERP system was implemented in April 2017. The first stage of Net@suite was implemented in August 2018 and we expect to complete the implementation of the Net@ suite by mid-2021.

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

We also plan to continue our efforts to improve our collection of overdue trade receivables from municipalities to which we provide services, from the State and from other governmental entities, including by exploring opportunities to offset these outstanding debts against certain possessory or property rights over utilities relating to water and sewage systems.  We intend to continue to fund our working capital needs and estimated capital expenditure programs with diversified sources of financing, such as domestic and international development banks and multilateral agencies.  We will continue to seek market opportunities for low‑cost financing and restructuring of our indebtedness if and when advantageous and appropriate.

Since 2008, we have expanded into activities that complement water and sewage services in which we may leverage our know‑how, size, scale and profitability.  These activities include consulting and management of sanitation systems.

Currently, we provide water and/or sewage services to four other municipalities through special purpose companies and have three partnerships with private companies.  See “Item 4.  Information on the Company—History and Development of the Company—Overview.”

Maintain and expand our operating base.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty, allowing us to renew all or substantially all of our concession agreements as they expire.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which on aggregate represent a total population of approximately 14.7 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2019 accounted for 44.5% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). Between January 1, 2007 and December 31, 2019, we entered into agreements with 325 municipalities (including our services agreement with the city of São Paulo), of which 18 were entered into in 2019.  These 325 municipalities accounted for 85.0% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2019 and 90.1% of our intangible assets and contract assets as of the same date.  As of December 31, 2019, 21 of our concessions had expired and are currently being renegotiated.  These 21 municipalities accounted for 2.8% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2019 and 4.1% of our intangible assets and contract assets as of the same date.  From January 1, 2020 through 2030, 27 concession agreements, accounting for 3.7% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2019 and 3.0% of our intangible assets and contract assets as of the same date, will expire.

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

Expand our sewage treatment coverage.  Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way. We had an effective sewage coverage ratio of 91% as of December 31, 2019 and plan to increase this ratio to 95% by 2024 by adding over 1.2 million sewage connections and the indicator of consumer units connected to the sewage treatment system from 78% to 85% by 2024.  These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply.  In addition, there are municipalities in the state of São Paulo representing a total population of approximately 14.7 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad.  For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operations” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs.”

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2019 we invested R$5.1 billion and between 2020 and 2024 we plan to invest an additional R$20.2 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the state of São Paulo had an estimated total population of 44.5 million as of December 31, 2019.  The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.8 million, with a total population of 21.1 million inhabitants in the São Paulo metropolitan region, as of December 31, 2019.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fourth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2018,” with approximately 47.4% of the total population of the state of São Paulo as of December 31, 2019. In, the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$2.1 trillion, representing approximately 32.2% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior), currently Ministry of Economy (Ministério da Economia).

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

A major restructuring of the entities providing water and sewage services in the state of São Paulo occurred in 1968, with the creation of the Water Company of the São Paulo metropolitan Region (Companhia Metropolitana de Água de São Paulo), or the “COMASP,” the purpose of which was to provide potable water on a wholesale basis for public consumption in the various municipalities of the São Paulo metropolitan region.  All assets relating to the production of potable water for the São Paulo metropolitan region previously owned by the Department of Water and Sewers were transferred to COMASP.  In 1970, the State government created the Superintendence of Water and Sewers of the City of São Paulo (Superintendência de Água e Esgoto da Capital), or the “SAEC,” to distribute water and collect sewage in the city of São Paulo.  All assets relating to water services previously owned by the Department of Water and Sewers were transferred to the SAEC.  Also in 1970, the State created the Basic Sanitation Company of the São Paulo metropolitan Region (Companhia Metropolitana de Saneamento de São Paulo), or the SANESP, to provide sewage treatment services for the São Paulo metropolitan region.  All assets relating to sewage services previously owned by the Department of Water and Sewers were transferred to the SANESP.  The Department of Water and Sewers was subsequently closed.

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

In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements.  In the same year, we registered our common shares with the Securities and Exchange Commission, or SEC, and started trading our shares in the form of ADR – level III on the New York Stock Exchange, or NYSE, under the ticker “SBS.”

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

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company. However, due to elections for state government in the second half of 2018, this operation was suspended, and we are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED). On April 24, 2019, CDPED established a working group to evaluate alternatives for our corporate restructuring. For further information, see “Risk Factors—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

As of December 31, 2019, we provided water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 372 of the 645 municipalities in the State, including in the city of São Paulo. We also supplied water on a wholesale basis to three municipalities in the São Paulo metropolitan region. According to the in Depth Water Yearbook 2014-2015, we are one of the largest water and sewage service providers in the world (based on the number of customers).

Corporate Organization

We currently have six management divisions, each of which is supervised by one of our executive officers.

Our board of directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our shareholders’ meeting, our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, ombudsman, regulatory affairs, compliance, risk management, audit and quality.

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

•

the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, research innovation and new business ventures; and

•

the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of works and services for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions. The Chief Operating Officers are also responsible for sanitation advisory services to independent municipalities, negotiating contracts for water supply and sewage treatment services and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

Capital Expenditure Program

Our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to sustain water security, meet the growing demand for water and sewage services in the state of São Paulo and improve the overall environmental impact of our activities.  Our capital expenditure program has four specific goals with respect to the municipalities we serve:

                (I)         to continue to increase water security and meet increased demand for treated water;

              (II)         to expand the percentage of households connected to our sewage system;

            (III)         to increase the treatment of sewage collected; and

            (IV)         to increase operating efficiency and reduce water loss.

We have budgeted investments in the total amount of R$20.2 billion from 2020 through 2024. We invested R$5.1 billion, R$4.2 billion and R$3.4 billion in 2019, 2018 and 2017, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	Planned Capital Expenditures
	2020	2021	2022	2023	2024	Total
	(in millions of reais)
Water	1,677	1,640	1,505	1,586	1,693	8,101
Sewage Collection	1,526	1,873	2,022	1,999	1,870	9,290
Sewage Treatment	578	508	593	530	615	2,824
Total	3,781	4,021	4,120	4,115	4,178	20,215

Our capital expenditure program from 2020 through 2024 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 372 municipalities we served as of December 31, 2019.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution.  For the period from 2020 through 2024, we plan to spend R$8.1 billion in water-related investments. The main programs are:

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has at times exceeded the capacity of our water systems. On account of the high demand, prior to September 1998, a portion of our customers in this region received water only on alternate days of the week. We refer to this as “water rotation.”  Further, the metropolitan region lacks water resources, which requires us to obtain water from increasingly distant sources.  In order to address this situation, we implemented the Metropolitan Water Program (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region. This program terminated in 2000 and the water rotation measure was eliminated, but we have nevertheless maintained our investment plans for the region. In 2019, we invested approximately R$185.1 million in the Metropolitan Water Program.

Since 2000, the Metropolitan Water Program has increased the production capacity by 13.1 m³/s, 5 m³/s of which can be attributed to the Public Private Partnership, or “PPP,” conducted in the Alto do Tietê concluded in 2011, 2.1 m³/s of which can be attributed to increased production in the Guarapiranga System, concluded in 2015, and 6 m³/s due to the implementation of the São Lourenço water supply system, or PPP São Lourenço, which was concluded in 2018 and directly benefits 1.5 million residents of the western and southwestern regions of the São Paulo metropolitan region.

With regard to PPP São Lourenço, as of December 31, 2019, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system). After monetary adjustment, the contract amounts to approximately R$7.8 billion and has a 25-year term, four years of which was dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; preservation and cleaning, surveillance and property security. The system indirectly benefits the entire São Paulo metropolitan region as it is connected to the metropolitan system, which increases the volume of available water.

Additionally, in March 2018 we concluded the interconnection of Jaguari (part of the Paraíba do Sul Basin) and Atibainha reservoirs (part of the PCJ River Basin, Cantareira System), which is also strategic to guarantee secure access to water for the metropolitan region of São Paulo. Through this project, we are able to transfer 5.13 m³/s (annual average) to 8.5 m³/s (maximum) of water from Jaguari to Atibainha, one of the reservoirs of Cantareira System.  Since May 2018, the transfer of water also works in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, allowing us to reverse up to 12.2 m3/s and optimize the reservation capacity of both reservoirs, while benefiting the population of the Paraíba Valley.

Reversal of the Itapanhaú River

The reversal of the Itapanhaú River to the Birita-Mirim River, part of the Alto Tietê system is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to Biritiba-Mirim reservoir, part of the Alto Tietê system. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê system as well as indirectly benefit 21.1 million people in the greater São Paulo region.  The project is pending environmental licenses and is expected to begin construction in 2020, with financial support from the Federal Savings Bank (Caixa Econômica Federal).

Program for Reduction of Water Loss

The Program for Reduction of Water Loss (Programa de Redução de Perdas de Água) aims to reduce water loss by integrating initiatives in our business units. This program has a 12‑year term that began in 2009.  We anticipate total investments of approximately R$6.2 billion (current value) throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by the Japan International Cooperation Agency (JICA), BNDES, World Bank (IBRD) and incentivized debentures pursuant to Law No. 12.431/2011.

The program aims to reduce the rate of water loss from 430 liters per connection per day in December 2008 to 273 liters per connection per day by 2020, which is equivalent to reducing the Water Metered Loss Index (based on measured consumption) from 34.1% in December 2008 to 28.4% in December 2020.  In 2019, we invested approximately R$929.7 million in this program and our water loss measured 285 liters per connection per day and our Water Metered Loss Index averaged 29.0%.

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

In order to reach this goal, we built two water treatment plants, which started operations in 2013:  Mambu/Branco, with water treatment capacity of 1.6 m³/s, and Jurubatuba, with water treatment capacity of 2 m³/s.  In 2019, two additional water treatment plants became operational in the municipality of Peruíbe as part of an ongoing plan to enlarge the treatment capacity of the water treatment plant Mambu Branco, from 1.6m3/s to 3.2m3/s, which we expect to conclude by 2021.

In 2016, the integrated system of the Baixada Santista metropolitan region was reinforced with the commencement of operations at the Melvi Treated Water Reserve Center, located in Praia Grande. The Center’s reserves went from 20 million to 45 million liters. The infrastructure is part of the Mambu-Branco production center (inaugurated in 2013 in Itanhaém) and will serve residents and tourists in two municipalities of the Baixada Santista region (Praia Grande and São Vicente).  The program is supported by funds from the Caixa Econômica Federal as well as our own funds.  In 2019, we invested R$36.5 million in the Coastal Water Program.

Sustainable and Inclusive Sanitation Program

The Sustainable and Inclusive Sanitation Program integrates water security and social inclusion and is focused on the Guarapiranga reservoir area in the São Paulo Metropolitan Region, benefiting more than 1 million people. The Program aims to reduce water losses by replacing our water networks and implementing water supply infrastructure in houses with underdeveloped facilities, as well as to improve maintenance and safety control of Guarapiranga reservoir and to expand and optimize sewage collection, transportation and treatment systems in the area.  The Program is supported by funds from the World Bank as well as our own funds.

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage.  For the period from 2020 through 2024, we plan to invest R$12.1 billion in sewage collection and treatment.  The main programs are:

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

From 1992 to the end of 2019, the investments totaled US$3.0 billion, of which R$454 million were disbursed in 2019.  Part of the resources allocated to the program are our own capital and the remainder comes from financings granted by the Inter-American Development Bank - IDB, BNDES and Caixa Econômica Federal.

During this period, 1.8 million domestic sewage connections were built and 4.5 thousand km of interceptors, trunk collectors and collection networks were built to collect and transport the sewage to treatment in our plants, whose installed capacity for treatment almost tripled.

As a result, the treated sewage outflow at the metropolitan region of São Paulo increased from four thousand liters per second in 1992 to the current 20.6 thousand liters per second. This increase, of 16.6 thousand liters per second, is equivalent to the sewage generated by approximately 11 million people. As a result, sewage collection that served 70% of the urbanized area of the metropolitan region of São Paulo in 1992 increased to 87% by the end of 2019. Sewage treatment increased from 24% to 81% of the volume collected.

By 2025, the program aims to increase the sewage collection rate in the metropolitan region of São Paulo to 92% and the treatment rate to 90% of the total collected, with the conclusion of the third stage, now under way with a 72% progress, and the works already planned for the fourth stage, with priority interventions currently in concurrent execution.

In 2018, the completion of the second phase of the expansion of Sewage Treatment Plant Barueri, the largest treatment plant in South America, allowed us to increase from 12 thousand liters per second (reached in 2017) to 16 thousand liters per second currently.

It is also worth mentioning the implementation of the ITi-7 sewage interceptor under the Marginal Tietê, a highway that runs through the city of São Paulo along with the Tietê River, which became operational in the beginning of 2020, benefiting approximately 2 million people living in the central and southern regions of the city of São Paulo, highly verticalized, with collector piping operating close to its limit.  The project, which has approximately 15km in length, will allow the broadening of sewage disposal and treatment in the region, which will in turn guarantee greater operational security to the sewage system.

In November 2019, we signed a new loan agreement with IDB in the amount of US$300 million for the partial financing of Project Tietê’s fourth phase.

Novo Rio Pinheiros Project

The Novo Rio Pinheiros Project is an initiative of the São Paulo State Government that aims to clean up the Pinheiros river by 2022, in order to reintegrate it into the city and make it a leisure and tourism area. The project includes sewage services, riverbed dredging, programs for the collection and reduction of inadequate urban waste disposal, as well as environmental education actions.

We took part in the project by offering the expansion of the sewage collection network and the installation of new sewage connections in areas not yet served. In places where the connection to the existing infrastructure is not possible due to settlements along the river bank, as part of the project we will install small sewage treatment plants on the river’s tributaries.

These initiatives are being contracted based on performance (Performance Contract), a form of service contracting that set goals to be achieved by the contractors, with the compensation varying according to the achievement of the proposed targets. That is, compensation will take place upon completion of the construction and will also have a variable part, depending on the final result achieved. Performance evaluation considers targets such as the number of new properties connected to the sewage network and stream water quality.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo), a partnership between the State of São Paulo, our company, and the city of São Paulo, aims to decontaminate urban streams in the city of São Paulo by eliminating the discharge of sewage into streams and rainwater runoff routes, cleaning streams and banks, and removing and relocating low‑income households located on the banks of streams.

Since 2007, 152 urban streams have been decontaminated and preserved, benefiting approximately 2.7 million people.  In 2019, we invested R$9.6 million in the Clean Stream Program. The program is supported by funds from the Caixa Econômica Federal as well as our own funds. Part of the investment related to the Tietê Project benefits the Clean Stream Program.

In 2019, we concluded the decontamination of an extensive stream in the city of São Paulo, the Traição stream, benefiting 215 thousand people and resulting in the piping of 275 liters per second of sewage. In addition, the decontamination of several other streams is in its final stages. Throughout the year, we also continue to inspect the water quality and carry out maintenance services of previously decontaminated streams as necessary.

Despite our constant monitoring of pollution levels, the municipality of São Paulo’s difficulties in moving low-income families who live in risky areas has led to a slowdown in progress under the program. We have renewed the partnership with the municipality and the objectives for 2020 are under discussion.

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

Due to the complexity and challenges involved in the implementation of infrastructure projects in coastal regions, the Program was structured in stages. In the first phase, started in 2007, and among other actions 110 thousand sewage connections were implemented, resulting in the increase of the sewage coverage ratio from 53% to 83% in 2019, reaching 100% treatment of the sewage collected. We invested R$2 billion in this phase, with our own resources and financing from JICA and BNDES.

The second phase of the Program began in 2018 and aims to implement approximately 450 km of sewage collection network, 48 thousand new connections, three new sewage treatment plants and  improvements to existing sewage treatment plants. In 2019, we began works on sewage collection networks and new connections in the municipalities of Praia Grande, Mongaguá, São Vicente and Intanhaém. We expect to complete this stage  in 2025, with 92% sewage collection and maintenance of sewage treatment index collected.

The execution of the third stage of the Program is estimated between 2025 and 2030, and a forecast of 95% sewage collection and treatment of all sewage collected.

Other Policies and Programs

Nossa Guarapiranga

The Nossa Guarapiranga Project launched in December 2011 is still running. Its main objective is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga reservoir and indirectly serves a further three million people who consume the water from this water basin. We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the mouth of the reservoir’s main affluents in order to retain solid residue in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of water plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the water surface of the dam in the reservoir. Two vessels were built specifically for this purpose. We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga Project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2019, we removed an average of 1.152 m³/month of solid residue and approximately 217 m3/month of water plants from this basin.

Pró‑Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last eight years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period, we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people. As of December 2019, we completed approximately 28.2 thousand sewage connections under the Pró-Conexão program.

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

B.      Business Overview

Our Operations

As of December 31, 2019, we provided water and sewage services to 372 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements. We also supplied treated water on a wholesale basis to three municipalities located in the São Paulo metropolitan region and urban conurbations.  The majority of these concessions have 30‑year terms. Due to court orders, we suspended our services in two other municipalities (Cajobi and Macatuba). For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.” Between January 1, 2007 and December 31, 2019, we entered into agreements with 325 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which eighteen were entered into in 2019.  As of December 31, 2019, these 325 municipalities accounted for 85.0% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).  In addition to the contracts, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2019, 21 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2020 through 2030, 27 concessions will expire.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP.”  For a description of our operating segments please see Note 25 to our financial statements as of and for the year ended December 31, 2019.

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

Wholesale Operations

Wholesale Water Services

Until the end of 2019, we provided water services on a wholesale basis to three municipalities located in the São Paulo metropolitan region (Mauá, Mogi das Cruzes and São Caetano do Sul). The municipalities of Guarulhos and Santo André were both served on a wholesale basis until December 2018 and July 2019, respectively, after which we started supplying water directly to the population of these municipalities which means we now account for them as part of our retail segment. Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law which requires that the service be supervised by an independent agency, stipulates registration of the cost of the service with the rules published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law No. 11.445/2007. In 2019, the revenues from wholesales water services were R$1,385.4 million, the main impact of which was related to the agreement with the municipality of Santo André. For more information on this agreement, see Note 9 to our 2019 financial statements.

The Brazilian courts could oblige us to continue to supply water to these municipalities, even when we have not received payments due to us. If they do not pay, we have no way of ensuring that negotiations with these municipalities or legal action taken against them will result in payments being made. For example, the municipality of Mauá still owes us significant sums in respect of water that we have been providing to it on a wholesale basis. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.”  We have intensified the process of collecting these sums.  In August 2019, we executed a new Protocol of Intentions with the municipality of Mauá aiming to resolve commercial relations and the municipality’s outstanding debt with us. On January 16, 2020, a municipal law was sanctioned, allowing the municipal government of Mauá to sign agreements and amendments and any other type of necessary adjustments with the State of São Paulo, ARSESP and us. As of the date of this annual report there has been no progress in negotiations and we cannot guarantee if or when any agreement will be signed.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes and São Caetano do Sul.

In July 2019, we entered into an agreement with the municipality of Santo André to direct supply water and sewage services to the municipality for 40 years. The municipality of Santo André was served on a wholesale basis until July 2019. Through these agreements, in 2019 we invoiced approximately 16 million cubic meters of sewage collected from these municipalities served on a wholesale basis. In 2019, our revenues from wholesale sewage services were R$33.1 million.

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises.  In 2019, we produced approximately 2,873.2 million of cubic meters of water. The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 70% of water invoiced by volume in 2019.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,012.5	1,959.6	1,952.3
Regional Systems	860.7	840.1	830.9
Total	2,873.2	2,799.7	2,783.2
Invoiced:
São Paulo metropolitan region	1,363.5*	1,194.5	1,175.8
Wholesale	82.9	262.7	256.7
Regional Systems	666.3	650.7	643.4
Total	2,112.7	2,107.9	2,075.9

* Includes the volume billed for the municipality of Guarulhos in the retail segment in 2019 and in the wholesale segment in 2018. Also includes the volume billed for the municipality of Santo André in the retail segment as from October 2019 and in the wholesale segment until September 2019.

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

Water Resources

We can withdraw water only to the extent permitted by the Department of Water and Electric Energy (Departamento de Águas e Energia Elétrica – DAEE) pursuant to water rights granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of ANA, a federal agency under the Ministry of Regional Development is required. We currently withdraw substantially all of our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods.  For more information on water usage regulation, see “—Environmental Matters—Water Usage.”

In order to supply water to the São Paulo metropolitan region, as of December 31, 2019 we relied on 20 reservoirs of non‑treated water and 243 reservoirs of treated water, which are located in the areas under the influence of the ten water producing systems (including the Guarulhos water supply system) comprising the interconnected water system of the São Paulo metropolitan region.  The total capacity of the water sources available for treatment in this area is 82.3 m³/s. Total current installed capacity is 81.7 m³/s and can be distributed to the São Paulo metropolitan region.  Average verified production for the interconnected water system of the São Paulo metropolitan region was 62.9 m³/s during 2019.  The Cantareira, Guarapiranga and Alto Tietê systems produce 81% of the water we distributed in the São Paulo metropolitan region in 2019.

In March 2018, we began operations of one of the important projects for the interconnected water system of the São Paulo metropolitan region with the beginning of the transfer of water from the Jaguari reservoir to the Atibainha reservoir. The interconnection between the Jaguari and Atibainha reservoirs has an average flow of 5.13m3/s and represents an important increase in water security for the Cantareira System and for the water supply in the São Paulo metropolitan region. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Investments in Water.”

The construction of the São Lourenço Production System, another important project for the interconnected water system of the São Paulo metropolitan region, began in April 2014 and was completed in April 2018 and operations began in July 2018. The São Lourenço Production System represents an increase of 6.4m3/s in water availability and 6.0m³ production capacity of the region’s integrated system and is the ninth interconnected production system for the Metropolitan Region. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program— Investments in Water.”

In 2019, the Cantareira system accounted for 38% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 73.4% of our operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) for the year.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.”

Current river basin committees are authorized to charge both for water usage and the dumping of sewage into water bodies.  We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources. We are represented by our employees on the State River Basin Committees and the Federal Committees that act in the state of São Paulo and in the National and State Councils on Water Resources.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2019	2018	2017
	(in cubic meters per second)
Water production system:
Cantareira	23.8	23.9	25.0
Guarapiranga	12.7	13.4	13.3
Alto Tietê	14.3	12.9	11.8
Rio Claro	3.1	3.4	3.9
Rio Grande (Billings reservoir)	4.3	4.3	4.5
Alto Cotia	1.2	1.1	1.2
Baixo Cotia (2)	-	0.2	0.8
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	3.1	1.6	-
Guarulhos	0.3	-	--
Total	62.9	60.9	60.6

(1)     Average of the twelve months ended December 31, 2019, 2018 and 2017.

(2)   At the beginning of 2018, the region served by the Baixo Cotia system began to be supplied by the São Lourenço system.

The Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system are owned by other companies controlled by the State.  In the cities of the interior region of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells, whereas in coastal areas, our principal source of water consists of surface water from rivers and mountain springs.  For additional information on the Alto Tietê system, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State.”

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We installed 204.8, 199.1 and 207.3 thousand new water connections in 2019, 2018 and 2017, respectively. The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 27 are operated directly by us under this system. Through this system, we serve the other three municipalities on a wholesale basis whereas distribution is the responsibility of other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system. This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$8.1 billion from 2020 to 2024 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2019, our total investment in water supply systems amounted to R$2.5 billion, of which R$2.0 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network. We operate 253  treatment facilities, of which ten are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70.0% of all water we produced in 2019.  The type of treatment used depends on the nature of the source and quality of the untreated water.  For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources.  All of the water we treat receives fluoridation treatment.

Water Distribution

We distribute water through our networks of water pipes and water transmission lines, ranging in size from 2.5 meters to 75 millimeters in diameter.  Storage tanks and pumping stations regulate the volume of water flowing through the networks in order to maintain adequate pressure and continuous water supply.

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

	As of December 31,
	2019	2018	2017
Water distribution pipes and water transmission lines (in kilometers)	81,324	75,519	74,396
Number of connections (in thousands)	9,933	9,053	8,863

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC. Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2019, our water distribution pipes and water transmission lines included: (i) 42,158 kilometers in the São Paulo metropolitan region; and (ii) 39,167 kilometers in the Regional Systems.

As of that date, we had 397  storage tanks in the São Paulo metropolitan region with a total capacity of 2.4  million cubic meters, and 2,101 storage tanks in the Regional Systems. Furthermore, we had 465 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	in thousands
	2020	2021	2022	2023	2024	2020 – 2024
São Paulo metropolitan region	129	122	122	122	113	608
Regional Systems	65	65	65	65	64	324
Total	194	187	187	187	177	932

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

Using this calculation method, as of December 31, 2019, we experienced 331 liter/connection per day of water loss in the São Paulo metropolitan region and 216 liter/connection per day of water loss in the Regional Systems, averaging 285 liter/connection of water loss per day. We have a Program for Reduction of Water Loss in place that aims to reduce total water loss to around 273 liters/connection per day, and the Water Metered Loss Index to 28.4% by 2020.

Real water loss (water physically lost) fell from 22.2% in December 2008 to 19.0% in December 2019.

Our strategy to reduce water loss has two approaches:

•

reduction in the level of physical loss, which results mainly from leakage.  To this end we are replacing and repairing water transmission lines and pipes and installing probing and other equipment, including strategically located pressure regulating valves; and

•

reduction of non physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and from clandestine and illegal use.  To this end we are upgrading and replacing inaccurate water meters, increase anti-fraud actions and expanding our anti fraud personnel.

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

•	the implementation of routine operational leak detection surveys to reduce overall water loss;
•	the monitoring of and improved accounting with respect to water connections, especially for large volume customers;
•	regular checking on inactive customers and monitoring non residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;
•	preventing fraud with the use of new, more sophisticated water meters that are more accurate and less prone to tampering;
•	installing water meters where none are present; and
•	conducting preventive maintenance of existing and newly installed water meters.

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

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, ABNT, and the National Standard Foundation, or NSF, and the American Water Works Association, or AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on: (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water. We also participate in the Clean Stream Program to clean important streams in the city of São Paulo.  Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga and Pró‑Conexão.  See “—Main Projects of Our Capital Expenditure Program—Clean Stream Program,” and “—Other Policies and Programs—Nossa Guarapiranga.”

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2019, we collected approximately 83% and 86% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively. During 2019, we collected approximately 84% of all the sewage produced in the municipalities in which we operated in the state of São Paulo. We installed 237.0 thousand, 215.3 thousand and 221.8 thousand new sewage connections in 2019, 2018 and 2017, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2019, we were responsible for the operation and maintenance of 55,983 kilometers of sewage lines, of which approximately 29,607 kilometers are located in the São Paulo metropolitan region and 26,376 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2019	2018	2017
Sewage lines (in kilometers)	55,983	51,788	50,991
Sewage connections (in thousands)	8,326	7,495	7,302

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

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive it as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties by us.  In extreme cases, the State of São Paulo Environmental Company (Companhia Ambiental do Estado de São Paulo), or CETESB, is notified in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies.  Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011 and Conama Resolution No. 397/2008.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 81% as of December 31, 2019.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

	in thousands
	2020	2021	2022	2023	2024	2020‑2024
São Paulo metropolitan region	162	152	148	148	148	758
Regional Systems	78	88	92	85	85	428
Total	240	240	240	233	233	1,186

Sewage Treatment and Disposal

In 2019, approximately 66% and 99% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 78% of the consumer units of our sewage services in the state of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached full coverage of sewage collection and treatment services in the regions where we operate, we are making efforts to reach this goal.

We currently operate eight ocean outfalls and 561 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have a treatment capacity of approximately 24.5 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region of São Paulo State, treatment consists largely of stabilization ponds. There are 489 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 16.7 cubic meters of sewage per second.  Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation. We have 43 sewage treatment facilities in the coastal region.

We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.”  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation—Sewage Requirements.”

Sludge Disposal

The generation of sludge is inherent to the sanitation cycle.  The treatment of water and sewage produces residue which needs to be disposed appropriately to prevent harm to the environment.  Sludge removed from the treatment process typically contains water and a very small proportion of solids.  We use filter presses, belt filter presses, drying beds and centrifugation machines, among other processes, to dewater the sludge, reducing the solid content to a range of 20% to 25% by the end of the treatment process.

Currently, the sludge generated through our activity goes mainly to landfills authorized to receive it.  In some cases, in return, we treat the leachate generated in these landfills.

Current legislation and the population at large demand advances in the search for alternative technologies that minimize the generation of and find beneficial uses for sludge.  In light of these demands, we work on several fronts, seeking innovative approaches to the destination and final disposal of sludge.  For instance, since 2018 we produce an agricultural organic fertilizer in the municipality of Botucatu, Sabesfértil, which is produced by biodrying sewage sludge.  This project was approved by the Ministry of Agriculture and allows for the sale of such fertilizer.

Additionally, using financing from Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP), we are also developing two other projects.  The first project uses a plasma gasification system that uses specialist technology to transform sludge from sewage treatment plants into a solid vitreous product, weighing 5% of its initial weight, which can be re-used in construction work.  The second project consists of a sludge dryer that uses sunlight and highly automated processes, resulting in a final product that weighs 25% of its initial weight.

Sludge disposal must comply with State and Federal law requirements, such as Federal Law No. 12,305/2010, regulated by Federal Decree No. 7,404/2010, State Law No. 12,300/2006, regulated by and State Decree No. 54,645/2009, and Resolution No. 375/2006 of the CONAMA. Our technical staff participate into different thematic groups of the sanitation sector, which contributes to the technical improvement of the regulations which apply to the use and appropriate disposal of the waste.

Principal Markets in Which We Operate

As of December 31, 2019, we operated water and sewage systems in 372 of the 645 municipalities in the state of São Paulo.  In addition, we supplied water on a wholesale basis to three municipalities located in the São Paulo metropolitan region with a total population of approximately 1.0 million people.

The following table provides a breakdown of gross revenues from sanitation services by geographic market for the years indicated:

	Year ended December 31,
	2019	2018	2017
	(in millions of R$)

São Paulo metropolitan region	11,849.8	10,295.5	8,636.9
Regional Systems	4,284.3	3,958.1	3,586.8
Total	16,134.1	14,253.6	12,223.7

Competition

In 2019, there were 273 municipalities operating their own water and sewage systems in the state of São Paulo, with a total population of approximately 14.7 million, or approximately 33.1% of the population of the state.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. See “—Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.” In the past, municipal governments have terminated our concessions agreements before the expiration date. Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.” We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the state of São Paulo, we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply, including to residential condominiums and non-residential customers.  Several large industrial customers located in municipalities we serve use their own wells to meet their water needs.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone water treatment solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers under demand or take-or-pay contracts. On December 31, 2019 we had 558 take-or-pay contracts.  For more information on Take-or-pay Contracts see “—Tariff Structure—Fixed Demand Agreements (Take-or Pay).”

Billing Procedures

The procedure for billing and payment of our water and sewage services is largely the same for all customer categories. Water and sewage bills are based on water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to monitor consumption and thus avoid water losses resulting from leakages.  Sewage billing is included as part of the water bill and is based on the water meter reading.

We monitor water meter readings by use of hand held computers and transmitters.  The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer.  The hand held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings.  Part of the water meter monitoring for billing purposes is carried out by our own personnel, which are trained and supervised by us, and part of it is carried out by third party contractors that employ and train their own personnel whose training we supervise.

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through independent contractors who are also responsible for reading water meters, although a proportion of clients elected, for convenience purposes, to receive their bill through regular mail.  Water and sewage bills can be paid at certain banks and other locations in the state of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.41 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2019, 2018 and 2017, we received payment of 93.7%, 93.8% and 94.1%, respectively, of the amount billed to our retail customers, and 93.7%, 93.8% and 94.1%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2019, 2018 and 2017, we received 99.6%, 99.4% and 99.2%, respectively, of the amount billed to the State entities.

With respect to wholesale supply, in 2019, 2018 and 2017, we received payment of 34.7%, 38.5% and 66.6%, respectively, of the amount billed within 30 days. The reason for the reduction in the payments received within 30 days over the last three years is due to the fact that our bills for the municipalities of Guarulhos and Santo André are no longer included as part of this calculation as we have now signed contracts with those municipalities.  Prior to the signing of those contracts, they were included in this calculation as it includes court ordered payments.

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP regulations.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs.  Pursuant to the most recent tariff revision, both the base date and future adjustments take place in April. Tariffs have historically been adjusted once a year and for periods of at least 12 months.  See “—Government Regulations Applicable to our Contracts—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

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

In 2011, the municipalities located in the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers created a consortium known as ARES/PCJ to regulate and supervise our activities in those areas. As a result of the creation of the ARES/PCJ, we were involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in four municipalities (Piracaia, Mombuca, Santa Maria da Serra and Águas de São Pedro). In 2016 we obtained a definitive favorable decision in the Piracaia proceeding and in 2018, we obtained a definitive favorable decision in the Mombuca and Santa Maria da Serra proceedings.  In 2019, the case involving Águas de São Pedro was dismissed, given that the municipality requested its removal from ARES/PCJ, after which the lawsuit lost its object-matter.

In November 2013 the Regulatory Agency of São Bernardo do Campo was created.  However, when the contract was signed with the municipality of São Bernardo do Campo in 2019 the regulation and supervision of services were delegated to ARSESP.  Furthermore, regional and municipal agencies may continue to be created and may dispute with ARSESP regarding the regulation and oversight of our services.  See “Item 3.D. Risk Factor—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.”

Tariff Readjustment and Revisions

Tariff readjustment and revision are mechanisms through which tariffs may be monetarily altered.  Such mechanisms are provided for in laws, contracts and regulatory standards and allow the maintenance of the economic and financial balance of the concessionaire and of the concession agreement itself.

Pursuant to Law No. 11,445/2007, revisions may be ordinary or extraordinary. The ordinary tariff review takes place every four years and aims at maintaining the economic and financial balance of service provision. This review takes into account the expectations of costs, expenses, investments and market prices in order to preserve the financial and economic balance of the concession agreement, as was the case with our tariff revision.  This revision calculates the required revenue (or balance revenue), the X Factor that allows us to share productivity gains with consumers and the Q Factor, which encourages quality improvement. In addition, it is important to recognize all investments made during the “inter-cycle” period by the concessionaire, such as us, and to redefine their efficient operating costs according to the evolution of other distributors and the rate of return (WACC) according to the country’s socioeconomic scenario.

Extraordinary tariff revisions, on the other hand, may occur at any time regardless of the aforementioned readjustments and revisions if there are material changes in conditions that affect the financial and economic balance of the concession agreement.

Further to revisions, the tariffs are annually adjusted in the years between periodic tariff reviews. In our agreements, we use the IPCA price index (accumulated in 12 months), minus a productivity factor calculated in the periodic tariff review (X Factor) and, as of 2020, the adjustment of IGQ - General Quality Index that can be naught, positive or negative, according to the deviation between the established goal and the actual values.

The first ordinary tariff revision took place from April 2013 to April 2016. In 2015, due to the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs, we requested an extraordinary tariff review from ARSESP. The request was partially accepted which resulted in a tariff repositioning index of 6.92%.

The second ordinary tariff revision cycle began in April 2017 and is expected to end in April 2021. However, due to delays in the process, the revision was divided into two parts. The first part was completed on October 10, 2017 and the second part was completed in May 2018.

As part of the first part of this cycle, ARSESP authorized us to apply the tariff repositioning index of 7.8888%, effective on November 10, 2017.

On May 24, 2018, as a result of the Second Ordinary Tariff Revision, we filed: (i) an administrative appeal questioning the methodology utilized for applying the compensatory adjustment to revenue, electricity costs and investments made during the first tariff cycle; (ii) a request for clarification of the reasons leading to a significant reduction in OPEX projections for the period 2017-2020; (iii) a request to review estimates for the X Factor calculations of the compensatory adjustment for the delay in the application of the Second Ordinary Tariff Review; and (iv) a request to review the calculation of the financial component related to municipal funds, in respect of our contract with the municipality of São Paulo.

On February 28, 2019, ARSESP published the result of the applications filed on May 24, 2018.  With regard to the administrative appeal, ARSESP decided not to accept its merits. Regarding the request for clarification and estimate review; ARSESP partially accepted our arguments and determined: (i) the correction of the X Factor, reducing it from 0.8885% to 0.6920%; and (ii) to apply a compensatory adjustment of 0.8408% to the upcoming tariff adjustment to cover: (a) the delay in the application of the Tariff Revision in the second cycle, specifically related to the capitalization of revenue differences after June 2018; and (b) an adjustment in the reference price dates adopted in the OPEX calculation, from December 2017 to April 2017. The final results of an index of 0.8408%, applied at the same time as the annual tariff adjustment in May 2019.

On April 10, 2019, ARSESP issued Resolution No. 859/2019 which authorizes us to implement a tariff readjustment of 4.7242% to the current tariffs, consisting of: (i) IPCA variation in the period of 4.5754%; (ii) efficiency factor (X Factor) of 0.6920%; and (iii) Compensatory adjustment of 0.8408%.  This tariff readjustment was applied as from May 11, 2019.

On April 1, 2020, ARSESP issued Resolution No. 974/2020 setting out the schedule of stages for our Third Ordinary Tariff Revision, as set out in the table below:

Stage	Description	Period
1	Presentation of historical data by us	05/14/2020
2	Publication of the 3rd Ordinary Tariff Revision methodology proposal	05/14/2020
3	Publication of Weighted Average Cost of Capital (WACC)	05/14/2020
4	Public Consultation and Public Hearing - Methodology of the 3rd Ordinary Tariff Revision	05/15/2020 to 07/03/2020
5	Public Consultation and Public Hearing – WACC	05/15/2020 to 07/03/2020
6	Release of Detailed Report and Final Technical Note of the methodology	07/30/2020
7	Release of WACC Detailed Report and Final Technical Note	07/30/2020
8	Receivement of our Business Plan	10/05/2020
9	Release of Preliminary Technical Note - Calculation of P0	01/14/2021
10	Public Consultation and Public Hearing - Calculation of P0	01/15/2021 to 02/19/2021
11	Release of the Detailed Report, Final Technical Note and P0 Resolution	04/09/2021

However, due to the COVID-19 pandemic, the deadlines for some of the stages set out above might suffer delays.

On April 9, 2020, ARSESP issued Resolution No. 980/2020 publishing a tariff readjustment of 2.4924%, consisting of: (i) IPCA variation during the period of 3.3032%; (ii) efficiency factor (X Factor) of 0.6920%; and (iii) Quality Fator (Q Factor) of -0.1188%.  Due to the state of public calamity resulting from the COVID-19 pandemic, ARSESP postponed this readjustment for 90 days. The main provisions of the Resolution No. 980/2020 are set out below:

•	To postpone the publication of the new tariff tables, resulting from the annual tariff adjustment to June 10, 2020;
•	That the adjusted tariff tables will be published by June 10, 2020 and will be applied as of thirty days from their publication, pursuant to Law No. 11,445/2007;
•	That the compensatory adjustments for the postponement of the application of the annual tariff adjustment will be calculated until June 10, 2020; and
•	That the amount to be compensated will be distributed in the tariffs in the period between July 10, 2020 and May 10, 2021, when the results of the Third Ordinary Tariff Revision will be applied.

Further on April 9, 2020, ARSESP issued Resolution No. 979/2020, informing that it will evaluate the economic-financial balance of the provision of services in order to restore it in due course, if necessary, as a result of the impact of the exemption of payment of water and sewage bills for consumers in the “Residential Social” and “Residential Favela” categories for bills issued from April 1, 2020 for 90 days and will cover all municipalities operated by us.

On April 17, 2020 ARSESP published Resolutions No. 985/2020 and No. 991/2020 on the topic reduced revenues in the short term resulting from the COVID-19 pandemic. Resolution No. 985/2020 suspends, on an exceptional and transitory basis, from May to December 2020, the payment of the TRCF - Regulation, Control and Inspection Fee, paid by us. During this period, the payment we transfer to ARSESP will decrease from 0.50% to 0.25% of annual revenues. The postponed transfers will be monetarily adjusted and paid in 24 equal monthly installments starting in January 2021.

Resolution No. 991/2020 provides for the postponement of the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020 to May 2021. The value of the Authorized Amount of financial resources for the year 2020 (2017-2020 Cycle), inflation-adjusted by the accumulated IPCA of 2020, will integrate the calculation of the Authorized Amount to be invested in 2021 and 2022.

Regulatory Agenda

On January 31, 2019, ARSESP published a 2019-2020 Regulatory Agenda in order to ensure transparency and participation by the society in the regulatory process of the Third Ordinary Tariff Revision.

As of the date of this annual report, the following matters of this regulatory agenda have been evaluated or are under discussion through consultation and public hearing:

(a)  On February 8, 2019, ARSESP published Public Consultation No. 02/2019, which aimed to obtain contributions regarding the Regulatory Criteria for the recognition of the tariffs for the transfers to municipal funds for environmental sanitation and infrastructure. On May 13 2019, ARSESP published: (i) Resolution No. 870/2019, which establishes criteria and conditions to recognize in the tariff the transfer of part of the direct revenue of the service providers, regulated by ARSESP to the municipal funds for basic sanitation; and (ii) a detailed report with an analysis and clarification on the contributions received through public consultation related to the regulation of these transfers. Within the scope of the Second Ordinary Tariff Review, the regulatory limit of 4% of the municipality’s operating revenue was set to pass on tariffs and if the concessionaire and the municipality decide to transfer amounts greater than 4% of the revenue, the surplus will not be recognized as a financial component in the tariffs and will be restricted to the municipality. In addition, for tariff recognition, the municipal funds for environmental sanitation and infrastructure shall be established by the service holder by an act of law, which shall specify the destination of the funds.

(b)  On June 6, 2019, ARSESP published Public Consultation No. 06/2019, which aimed at discussing the methodology for calculating and application of the General Quality Index (Q Factor) in our tariff readjustment and revision processes, with positive or negative tariff effect in our annual adjustments. The table below indicates the primary targets proposed by the ARSESP for the 2020 tariff adjustment, and accepted by us, for the four indicators that make up the Q Factor, as approved in Resolution No. 898/2019:

Indicator	2019 Targets
ILFE(1) (%)	1.12
IDRP(2) (%)	13.68
IRFA(3) (complaints/1,000 connections)	28.19
IVV(4) (visible leakage/network extension)	7.02

_____________________

(1)       ILFE – Index of feasible sewage connections;

(2)       IDRP – Pavement replacement non-compliance index;

(3)       IRFA – Customers complaints index related to lack of water and low pressure;

(4)       IVV – Visible leakage index per network extension.

On April 9, 2020, ARSESP issued Resolution No. 980/2020,  publishing a tariff readjustment of 2.4924%. Due to the state of public calamity as a result of the COVID-19 pandemic, ARSESP postponed this readjustment for 90 days. The effect of the Quality Factor (Q Factor) was -0.1188%.

(c)  On July 17, 2019 ARSESP published Public Consultation No. 09/2019, which aimed at obtaining contributions regarding the methodology and general criteria for updating our Regulatory Asset Base as part of the Third Ordinary Tariff Review (OTR).  As approved in Resolution No. 941/2019, the incremental assets added by us in the period from July 2016 to June 2019 will be evaluated using the Original Book Value method and for the new municipalities added by us during the cycle the assets will evaluated by the New Replacement Value method.

(d)  On September 2, 2019 ARSESP published the Public Consultation Notice No. 10/2019, which aimed to: (i) establish the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services regulated by ARSESP, to regulate the application of the 0.05% revenue required in Research and Technological Development projects, as defined in 2018 (the “PD&I Program”); and (ii) approve the Elaboration and Evaluation Manual of the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services regulated by ARSESP. These documents were approved in Resolution No. 920/2019 and we are required to file a portfolio of PD&I Program projects for analysis and prioritization by ARSESP. The Quadrennial Program was scheduled to produce tariff effect in 2020 annual adjustment. However, taking the scenario of reduced revenues in the short term resulting from the COVID-19 pandemic into account, ARSESP published Resolution No. 991/2020 which suspended the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020. See “—Tariff Readjustment and Revisions.”

(e)  On February 10, 2020, ARSESP published the Public Consultation Notice No. 02/2020, which aimed at obtaining contributions regarding the proposed 2020-2021 ARSESP Regulatory Agenda. On April 14, 2020, ARSESP disclosed the Detailed Report and Resolution No. 981/2020, related to the Public Consultation No. 02/2020, which establishes the 2020-2021 Regulatory Agenda.

Due to the economic impact caused by COVID-19, in March 2020 our Board of Directors approved an exemption for customers registered as of March 19, 2020 under the “Residential Social” and “Residential Favela” categories from paying water and sewage bills for all municipalities we serve. This exemption is valid for 90 days as of April 1, 2020. For more information See “—Risks Relating to Our Business — Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of COVID-19.”

Tariff Structure

Our current tariff structure is based on the tariff regulation approved by State Decree No. 41,446/1996, and is divided into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential-social and shantytown (favela).  The residential-social tariffs apply to residences of low‑income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub‑categories were instituted to assist lower‑income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) non-profit entities that pay 50.0% of the prevailing non‑residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água  – PURA)  pay 75.0% of the prevailing non‑residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

There are tables with the values due for each consumption band for the abovementioned categories: up to 10 m³, from 11 to 20 m³, from 21 to 50 m³ and above 50 m³.  The “Residential Social” and “Residential Favela” categories have five consumption bands: up to 10 m³, from 11 to 20 m³, from 21 to 30 m³, 31 to 50 m³ and above 50 m³. The amount charged is always progressive.

Large consumers and municipalities served by wholesale have separate tariff tables.

In January 2020, ARSESP enacted Resolution No. 951/2020, ratified by the Regulatory Agenda 2020-2021, which established regulatory guidelines and the schedule for the new tariff structure, which will be completed in December 2020.

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

In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles. On December 31, 2019 we had 558 contracts.  For more information about the water crisis, see “—The 2014-2015 Water Crisis.”

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

Water and sewage services tariffs

We establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior region of São Paulo State and coastal regions which comprise our Regional Systems, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems. Each tariff schedule incorporates regional cross‑subsidies, taking into account the customers’ type and volume of consumption. Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service.  We use the excess tariff billed to high‑volume customers to compensate for the lower tariffs paid by low‑volume customers. Similarly, tariffs for non‑residential customers are established at levels that subsidize residential customers.  In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of São Paulo State and coastal regions. In 2019, 2018 and 2017, the average tariff calculated for the Regional Systems was approximately 22% below the average tariff of the São Paulo metropolitan region. Considering the current tariff  structure we expect approximately 22% for 2020.

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

Customer Category Consumption	As of May 11,	As of June 9,	As of Nov 10,
	2019	2018	2017
Residential	(reais per m3)
Standard Residential:
0‑10(1)	2.62	2.50	2.42
11‑20	4.10	3.91	3.78
21‑50	10.23	9.77	9.44
Above 50	11.27	10.76	10.40
Social:
0‑10(1)	0.89	0.85	0.82
11‑20	1.53	1.46	1.41
21‑30	5.43	5.19	5.01
31‑50	7.74	7.39	7.14
Above 50	8.55	8.17	7.89
Shantytown (favela):
0‑10(1)	0.68	0.65	0.63
11‑20	0.77	0.73	0.71
21‑30	2.56	2.44	2.36
31‑50	7.74	7.39	7.14
Above 50	8.55	8.17	7.89
Non‑Residential
Commercial/Industrial/Governmental:
0‑10(1)	5.26	50.20	4.85
11‑20	10.23	9.77	9.44
21‑50	19.60	18.71	18.08
Above 50	20.42	19.50	18.84
Social Welfare Entities:
0‑10(1)	2.63	2.51	2.42
11‑20	5.11	4.88	4.71
21‑50	9.84	9.40	9.08
Above 50	10.22	9.76	9.43
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água – PURA), with reduction agreement:
0‑10(1)	3.94	3.76	3.63
11‑20	7.66	7.32	7.07
21‑50	14.74	14.08	13.60
Above 50	15.32	14.63	14.13

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

On November 10, 2017, we started to charge our customers  the Regulatory, Control and Inspection Fee (Taxa de Regulação, Controle e Fiscalização, or TRCF) by including a 0.5% fee in customer bills in the municipalities regulated by ARSESP, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013. This fee was initially established by the State Supplementary Law No. 1.025/2007.

On May 9, 2018, ARSESP issued Resolution No. 794/2018, which authorizes us to implement a 3.5070% repositioning index to our current tariffs, effective on June 9, 2018.

On April 10, 2019, ARSESP issued Resolution No. 859/2019 which authorizes us to implement a tariff readjustment of 4.7242% to the current tariffs, which consists of: (i) IPCA variation in the effective period of 4.5754%; and (ii) efficiency factor (X Factor) of 0.6920%; and (iii) Compensatory adjustment of 0.8408%.  This tariff readjustment was effective as from May 11, 2019.

On April 9, 2020, ARSESP issued Resolution No. 980/2020 publishing a tariff readjustment of 2.4924%, consisting of: (i) IPCA variation in the period of 3.3032%; (ii) efficiency factor (X Factor) of 0.6920%; and (iii) Quality fator (Q Factor) of -0.1188%. Due to the state of public calamity resulting from the COVID-19 pandemic, ARSESP decided to postpone it for 90 days.  See “—Tariff Readjustment and Revisions.”

Other ARSESP Regulations

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

In August 2012, ARSESP issued Resolution No. 346/2012, which established that users should be compensated for any interruptions in water supply.  However, this regulation has been suspended until the date of this annual report.

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

PLANASA

Until 1970, Brazil’s sanitation sector mainly consisted of small-scale projects, the absence of a standardized tariff system and shortage of financial, human and technical resources.

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

PLANASA was the first attempt to outline long-term universalization targets for water and sewage services, but it was discontinued in 1986.

The Basic Sanitation Law

Until 2007, the sanitation sector was predominantly self-regulated by the service providers and tariffs were determined by direct negotiation between state and municipal governments and companies.

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

The rules for implementation of the new principles and directives set forth in Federal Law No. 11,445/2007 are established by Federal Decree No. 7,217/2010, dated June 21, 2010 (as modified, among others, by Federal Decree No. 10,203/2020), which  implemented a series of new principles under the Basic Sanitation Law in 2010, the full implementation of a number of its provisions remains subject to regulations that the federal government has not yet published.

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

National Plan for Basic Sanitation (PLANSAB)

The National Plan for Basic Sanitation (PLANSAB) is an instrument of the public sanitation project established by the Basic Sanitation Law, with an expected duration of 20 years. The plan contains a diagnosis of Brazil’s basic sanitation infrastructure divided into four segments: (i) coverage deficits, (ii) a government program, (iii) investments made and (iv) political and institutional aspects.  The program also provides estimates for investments to achieve coverage targets.

Short, medium and long-term objectives were prepared for 2018, 2023 and 2033, respectively, based on the historical evolution and current water and sewage infrastructure.

Ever since (i) the issuance of Provisional Measure No. 844/2018 in July 2018 (which expired in November 2018 without being converted into law) and (ii) the issuance of Provisional Measure No. 868/2018, on December 28, 2018 (which expired in June 2019 without being converted into law), there have been efforts by both the Executive and Legislative powers to amend the Basic Sanitation Law No. 11,445/2007 and Law No. 9,984/2000, which will attribute the National Water Agency the capacity to establish national reference rules on sanitation services and exclude the possibility of contracting new program agreements, among other relevant changes to the sector. In December 2019, Bill No. 3,261/2019 was submitted before the Chamber of Deputies. In the same month of 2019, the Chamber of Deputies approved Bill No. 4,162/2019, which replaced Bill No. 3,261/2019, and submitted it for approval by the Senate. The amendment of the Basic Sanitation Law could have a material adverse effect on our business, results of operations and financial condition. See “Item 3.D. Risk Factor—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.”

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

The Federal Concessions Law No. 8,987/1995 and the State Concessions Law No. 7,835/1992 require that the granting of a concession by the government be preceded by a public bidding process.  However, the Federal Public Bidding Law No. 8,666/1993, which establishes the rules for the public bidding process, provides that a public bidding process can be waived under certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market.  Furthermore, a provision of the Federal Public Bidding Law, as amended by the Public Consortia and Cooperation Agreement Law, provides that the program agreement can be executed with waiver of a public bidding process.

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

The Constitution of the State of São Paulo provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the state of São Paulo by a company under its control.  On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470/2006, amended by State Decrees No. 52,020/2007, dated July 30, 2007, and No. 53,192/2008, dated July 1, 2008, which regulate the provision of water and sewage services in the State of São Paulo.  Pursuant to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of a “program agreement without a public bidding process.”  In addition, these decrees established that we will continue to render services in the areas covered by the concession granted by the State.  Following the entry into force of the Public Consortia and Cooperation Agreements Law, we adopted the administration of public services through cooperation agreements and program agreement which can be used simultaneously.

Public‑Private Partnerships

Public-Private Partnerships, or “PPPs,” are long-term contracts between private parties and government entities, for providing a public asset or service, in which the private parties bears significant risk and management responsibility, and remuneration is linked to performance.  PPPs are regulated by the State of São Paulo through Law No. 11,688/2004, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance or management of public infrastructure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

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

Agreements with Municipalities and Metropolitan Regions

The state of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE,” to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba No. (LCE No. 1,241/2014) and Ribeirão Preto (LCE 1,290/2016), and the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and Franca (LCE No. 1,323/2018).

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

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, which was subsequently converted into Federal Law No. 13,683/2018, establishing within the term of five years, counted from the date of the institution of the metropolitan region or urban cluster: (i) the general guidelines for the planning, management and performance of public initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development. In addition, the Metropolitan Bylaws foresees mechanisms for integrated management and interfederal governance as well as the sharing of decisions by regional entities.

Despite the Brazilian Supreme Court’s March 6, 2013 decision and the Metropolitan Bylaws, some municipalities in metropolitan regions and urban clusters, including in metropolitan regions where we operate, have been conducting bidding processes for the concession of sanitation services without including shared management.

Establishment of ARSESP

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868/2006, creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo), or “CORSANPA,” to regulate basic sanitation services.  CORSANPA was directly subordinated to the State Secretariat for Infrastructure and Environment.  The main duty of CORSANPA was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.

The completion of such duties resulted in the publication of State Supplementary Law No. 1,025/2007 of December 7, 2007, which created the São Paulo State Sanitation and Energy Regulatory Agency (Agência Reguladora de Saneamento e Energia do Estado de São Paulo), or “ARSESP,” and partially revoked Supplementary Law No. 7,750/1992.  Furthermore, Supplementary Law No. 1,025/2007 maintained CONESAN, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento) or “FESAN.”  FESAN is connected to the State Secretariat for Infrastructure and Environment and collects and manages resources that support State-approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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
•

the establishment, in accordance with the tariff guidelines defined by Decree No. 41,446/96, of tariffs and other methods that provide compensation for our services, adjustment and review of such tariffs and methods to ensure the financial economic balance of services and low cost tariffs through mechanisms that increase service efficiency and lead to the distribution of productivity gains to society; and

•

the approval, oversight and regulation (including tariff issues) of the sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of the Basic Sanitation Law.

With respect to municipal basic sanitation, ARSESP oversees and regulates services (including tariff issues) that have been delegated by municipalities to the State as a result of cooperation agreements that authorize program agreements between the municipalities and us for as long as it is convenient to the municipality’s public interest. Currently, all of our service agreements signed pursuant to Law No. 11,445/2007 had their regulation and supervision services delegated to ARSESP.

For its services, ARSESP charges 0.50% of the annual total invoice from net operating revenue (excluding revenues relating to the construction of concession infrastructure) of the municipality.  This fee is collected from municipalities that have an executed program agreement with us and the municipalities located in the metropolitan regions.

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

Pursuant to rules provided in ARSESP Resolution No. 846/2018, enacted on December 20, 2018, certain procedures were established to report incidents and interruptions in the provision of water and sewage services through the Supervision Support System (SAFI).

The implementation of these rules, which began in 2011 and was completed in 2018, required certain adjustments to our business and operations, but so far have not adversely affected us. We created a handbook on how to report incidents and interruptions in order to standardize the understanding and usage of the Incident Reporting System (including roles, responsibilities and a step-by-step guide), as well as a training series, directed to each business unit, in order to address the subject and its importance. The goal was to promote a broad communication to all stakeholders mentioned by the ARSESP rules in each available information channel.

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular.  As a result, we are subject to few regulatory infractions and to limited fines.  See “Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.”

Our Current Concession Agreements

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality. In the municipalities included in metropolitan regions, urban agglomerations and microregions, the State of São Paulo is also included as a party. The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of the contracts’ estimated cash flows from the date of acquisition of the concession.  In 2011, ARSESP set the Weighted Average Cost of Capital (WACC) at 8.06%, due to the First Ordinary Tariff Revision, and in October 2017 the discount rate was updated to 8.11% due to the Second Ordinary Tariff Revision.  See “—Tariffs.”   Since 2011, we have used ARSESP’s WACC as a discount rate used to analyze the financial and economic feasibility of the service agreements with municipalities.

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

Furthermore, the economic and financial formulas in new agreements must be based on the discounted cash flow methodology and on the revaluation of returnable assets.  Pursuant to the Basic Sanitation Law, the preexisting assets will be returned to the grantor of the concession.  We will carry out all new investments and the municipalities will record them as assets.  The municipalities will then transfer possession of these assets to us for our use and management and will also record a credit in the same amount of the assets recorded in our favor.  According to Article 42 of the Basic Sanitation Law, investments made during the contractual period are the property of the applicable municipality, which in turn generates receivables for us that are to be recovered through the operation of the services.  These receivables may also be used as guarantees in funding operations.

Another important development was the exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the execution of the agreements in cases involving the early resumption of services by the concession authority.

As of December 31, 2019, we provided water and sewage services to 372 municipalities.  The majority of these concessions have 30-year terms.  Due to court orders, we suspended our services in two other municipalities (Macatuba and Cajobi).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.”  Between January 1, 2007 and December 31, 2019, we entered into agreements with 325 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 18 were entered into in 2019.  As of December 31, 2019, these 325 municipalities accounted for 85.0% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2019, 21 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations to execute program agreements to substitute the expired concessions. From January 1, 2020 through 2030, 27 concessions will expire.

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

The receivables owed to us by Mauá, due to the termination of the concession, total R$85.9 million and have not been recognized in our financial statements due to the uncertainty of our ability to collect them. Despite these developments, we currently supply water on a wholesale basis to Mauá. After many years of discussions, on August 16, 2019, we executed a Protocol of Intentions with the municipality of Mauá for the preparation of studies and evaluations aiming to resolve our commercial relations and the municipality’s outstanding debt with us. On January 16, 2020 a municipal law was sanctioned, allowing the government of Mauá to sign agreements, amendments and any other necessary adjustments with the State of São Paulo, ARSESP and us. As of the date of this annual report there has been no progress in negotiations and we cannot guarantee if or when any agreement will be signed.

We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession. However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.”

Operations in the City of São Paulo and Certain Metropolitan Regions

We are a concessionary of the state of São Paulo tasked with providing operate basic sanitary services in metropolitan regions, microregions and urban conglomerates instituted by state law.

The state of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE,” to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba No. (LCE No. 1,241/2014) and Ribeirão Preto (LCE 1,290/2016), and the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and Franca (LCE No. 1,323/2018).

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

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, which was subsequently converted into Federal Law No. 13,683/2018, establishing within the term of  five years, counted from the date of the institution of the metropolitan region or urban cluster:  (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development.  However, this provision was repealed by Federal Law No. 1,368/2000.

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

However, this decision is not yet fully effective, as a ruling on a motion for clarification is currently pending, and therefore does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo. The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 73.4% of our operating revenue from services in 2019.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.”

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

The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium known as the Regulatory Agency of Sanitation Services for the Piracicaba, Capivari and Jundiaí River Basin (Agência Reguladora dos Serviços de Saneamento das Bacias dos Rios Piracicaba, Capivari e Jundiaí), or ARES-PCJ, in 2011 to regulate and supervise our activities in those areas.  As a result of the creation of ARES/PCJ, we were involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in four municipalities (Piracaia, Mombuca, Santa Maria da Serra and Águas de São Pedro).  In 2016 we obtained a definitive favorable decision in the Piracaia proceeding and in 2018, we obtained a definitive favorable decision in the Mombuca and Santa Maria da Serra proceedings.  In 2019, the case involving Águas de São Pedro was dismissed, given that the Municipality requested its removal from the ARES/PCJ, after which the lawsuit lost its object-matter.

In November 2013 the Regulatory Agency of São Bernardo do Campo was created. However, when the contract was signed with the municipality of São Bernardo do Campo in 2019, the regulation and supervision of services were delegated to ARSESP. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business, financial condition or results of operations.”

The 2014-2015 Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region based on the water supply during the driest period on record, which was from 1953 to 1954.  However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow recorded in 1953, the previous most critical year.  Consequently, the volume of water stored in the reservoirs in 2014 and 2015 declined significantly until September 2015, when the reservoirs once again held more water than 12 months previously for the first time since the beginning of the water crisis.  Once rainfall returned the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region to normal levels, the measures taken during the water crisis to continue services to consumers were gradually discontinued starting in early 2016. As of December 31, 2019, the reservoirs in the São Paulo metropolitan region contained 1.1 billion m3 of water storage for treatment, compared to 943.3 million m3 available for treatment as of December 31, 2018 not including the technical reserve of 287.5 million m³. The average monthly water production in 2019 for the São Paulo metropolitan region was 62.9 cubic meters per second, or m³/s, compared to 60.9 m³/s in 2018 and 60.6 m³/s in 2017.

For more information on the water production systems which we use to produce water for the São Paulo metropolitan region, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Resources.”

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

Prior to February 2014 and the water crisis, this system supplied water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region. After the water crisis, when conditions returned to normal levels, this system supplies water to approximately 7.0 million people, with an annual average water production of up to 23.8 m³/s in 2019 in order to serve the São Paulo metropolitan region. Since May 2017, the volume of water that may be extracted from the Cantareira System is now based on the volume of water available in the reservoirs.  A minimum of 10 m³/s of water may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs. This flow is defined in Joint Resolution Nos. 926/2017 and 925/2017, both dated May 29, 2017.

In May 2017, the concession that regulates the volume of water that may be extracted from the Cantareira System, issued by ANA and DAEE was renewed for a period of 10 years and will allow us to withdraw from the system is divided into five tranches:  (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can withdraw up to 33 m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can withdraw up to 31 m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can withdraw up to 27 m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can withdraw up to 23 m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can withdraw up to 15.5 m3/s.

As of December 31, 2019, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 1.1 billion m3 of water storage for treatment, compared to 943.3 million m3 available for treatment as of December 31, 2018. These figures do not include the Cantareira System’s technical reserve of 287.5 million m³.

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of December 2016, March 2017, December 2017, March 2018, December 2018, March 2019, December 2019 and March 2020, the end of the rainy season:

	For the month
	March 2020	December 2019	March 2019	December 2018	March 2018	December 2017	March 2017	December 2016	Total Storage Capacity

Cantareira	632.2	396.4	542.4	387.8	532.3	405.2	931.9	740.1	1,269.5(1)(2)
Guarapiranga	141.4	110.5	155.8	103.3	141.4	101.6	135.4	123.6	171.2
Rio Grande	98.8	93.0	113.1	92.4	97.2	92.2	98.9	99.3	112.2
Rio Claro	13.4	13.4	14.0	10.9	13.9	10.1	13.9	11.3	13.7
Alto Tietê	497.9	430.3	511.9	282.6	362.8	294.8	314.6	248.1	573.8
Cotia	16.9	12.2	16.8	7.1	15.2	12.9	16.4	16.2	16.5
São Lourenço	87.8	52.3	87.2	59.1	-	-	-	-	88.8

(1)        The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).

(2)        Amounts included since the May 2017 water right renewal do not include the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

In order to continue to meet consumer demand in the São Paulo metropolitan region and reduce water production in the Cantareira system to the current limits set by ANA and DAEE, we adopted the following measures from February 2014 to early 2016 to maintain continuous water supply:

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

Emergency Projects and Projects Implemented to Meet the Water Demand of the São Paulo Metropolitan Region

In addition to the measures taken to meet consumer demand in the São Paulo metropolitan region, we made and continue to make short and medium-term investments in projects to increase water availability, transfer water between different reservoir systems and expand water treatment production capacity.

Our production of treated water was expanded by 8.6 m³/s with the completion of the São Lourenço Project. In addition, an additional 13 m³/s was made available to our reservoirs through interconnections to other reservoirs in the state of São Paulo, which will be available to us if reservoirs levels once again become low. Completion of these projects results in improved water security for the Integrated Water Supply System (Sistema Integrado de Abastecimento de Água), or SIM.

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

•

Interconnection of the Jaguari and Atibainha reservoirs – the purpose of this project is to recover water levels and increase the water security of the Cantareira System.  The interconnection increases water availability in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir.  Construction of the interconnection began in February 2016 and was completed in March 2018. Upon completion of construction, we began transferring water from the Jaguari reservoir (part of the Paraíba do Sul Basin) to the Atibainha reservoir (part of the PCJ River Basin). For more information, see “Item 4.A. History and Development of the Company—Main Projects of Our Capital Expenditures Program.”

•

Implementation of the São Lourenço Production System – this project was commenced in April 2014 and was completed in April 2018 and operations began in July 2018.  This system has an average water treatment capacity of 6.0 m3/s.  For more information, see “Item 4.A. History and Development of the Company—Main Projects of Our Capital Expenditures Program.”

•

Alto Tietê System – transfer of an additional average 2.0 m³/s and up to 2.5 m³/s from the Itapanhaú river to the Biritiba reservoir, which will provide more volume to the Alto Tietê System. The project is expected to begin construction in 2020.  For more information, see “Item 4.A. History and Development of the Company— Main Projects of Our Capital Expenditures Program.”

Marketing Channels

As of December 31, 2019, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 372 municipalities in the state of São Paulo.  We also supplied water on a wholesale basis to three municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to two of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “—Wholesale Operations.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo.  In the year ended December 31, 2019, we used approximately 1.9% of the total energy consumption in the state of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  Energy prices have a significant impact on our results of operations.  In 2019, we purchased approximately 55.1% of our total energy consumption in the “free market,” where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market. This allowed us to save approximately R$ 207 million in 2019, compared to what we expect we would have spent if we purchased all of our total energy consumption in the Regulated Market.

Additionally, we are developing projects that aim to generate clean, renewable and sustainable energy. In 2019, we began to structure a Distributed Power Generation Program focused on solar energy. The program estimates that until 2022 we will have a generation capacity of 61 megawatt, with a daily average output of 21 megawatts, corresponding to about 4.5% of our total energy consumption. The credits obtained in this distributed generation will be used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 60% of energy consumption carried out in low voltage will be supplied by renewable energy. The investment of approximately R$310 million foreseen in this program has an estimated payback of 7 to 8 years.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2019, we had paid a total aggregate amount of R$5.9 million in premiums.  In addition, we paid R$1.5 million for a D&O insurance policy, covering R$5.2 billion in assets, third‑party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “PROL – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto Não Doméstico Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba”, “Programa Água Legal Sabesp”, “Signos – Sistema de Informação Geográfica no Saneamento Sabesp”, “Sistema de Suporte a Decisões Sabesp”, “Fertilizante Sabesfértil Sabesp”, “Pitch Sabesp”, “Novos Negócios Sabesp”, “Centrais de Geração, Hidrelétrica Sabesp”, “Biogás Sabesp”, “Energia Fotovoltaica Sabesp”, “Energia Eólica Sabesp”, “Resíduos Sólidos Urbanos Sabesp”, “Fertilizantes Sabesp”, “Tocha de Plasma Sabesp”, “Serviços Técnicos Sabesp”, “Afinidades Sabesp”, “Fibra Ótica nas Redes Sabesp”, “Geosabesp Sabesp”, “Waste To Energy Sabesp”, “Redução de Perdas Sabesp”, “Serviços Imobiliários Sabesp” and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters: “Super H2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri” and “Cadu”.

Patents

We have a patent granted by the INPI for a device for the removal of supernatants during the sewage treatment process.

We have also filed ten patent applications for the following additional devices or inventions, currently awaiting the INPI’s decisions, some of which have been jointly filed with certain Brazilian universities as a result of our cooperation agreements with these institutions:

•	a biofilter odor control unit;
•	rotary devices used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems;
•	a digital leakage detection system, jointly filed with the University of São Paulo - USP;
•	a chemical composition sensor, its fabrication process and use to measure pH in microfluid systems, jointly filed with the University of São Paulo - USP;
•	a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water quality, jointly filed with the University of São Paulo - USP;
•	a box for installation of water meters; and
•	water leakage detection equipment (consisting of four requests), jointly filed with FAPESP and Universidade Estadual Paulista Júlio De Mesquita Filho – UNESP.

For more information on our cooperation agreements with Brazilian universities and FAPESP, see “Item 5. Operating and Financial Review Prospects—C. Research and Development, Patents and Licenses, etc.—Research and innovation.”

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation,” “PREGÃO SABESP ONLINE,” “SISDOC” (Document Control System), “system for analyzing the metrological behavior of water meters,” “MPLT” (Standardized Model of Technical Report), “SGH” (Hydrometry Management System), “SIA” (Audit Information System), “CSI” (Business System: Information Services), “NETCONTROL” (Automation System of Sanitary Control Laboratories), “SACE” (External Commercial Service System), “SAN” (Navigation Support System), “online software for managing specific articles published in the DAE engineering journal,”  “Dashboard panel,” “COP” (Online Control of Water Losses), “GEL” (Power Management System), “CADGEO,” “LIGGEO,” “Intellectual Property Management System,” “SOE” (Business Organization System), “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence” and “Sabesp Decision Support System - SSD.”

Among them, we highlight:

•

AQUALOG is a software designed to monitor water treatment through the employment of artificial intelligence.  In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás;

•	SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time;
•	CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite;
•

“Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence,” is an application that was developed as a result of a joint research project by us, FAPESP and the Federal University of São Paulo – UNIFESP;

•

“Sabesp Decision Support System - SSD” is a software that contains graphic interfaces for updating data, queries of information in the form of graphs and tables, regarding the operation of water-producing systems and dissemination of data to society through newsletters generated by the system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Registro.br:

•	www.sabesp.com.br;
•	www.projetotiete.com.br;
•	www.revistadae.com.br; and
•	www.sustentabilidadesabesp.com.br.

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

We have the following ongoing environmental management programs:

•

development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the preparation of annual inventories on emissions, raising environmental awareness and encouraging the reduction of greenhouse gas emissionsin our operations;

•	continuation of the actions set out in our corporate programs for maintaining environmental licenses and grants for the right to use water;
•

the Environmental Education Program (PEA-SABESP), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects.  The activities developed by the PEA are organized with the following objectives: raise awareness on the intrinsic value of water; protect the environment; preserve streams; improve the quality of the environment; raise awareness on sanitation activities; raise awareness on the conscious use of water; and direct capacitation and production of guiding material, which involve activities with civil society groups, education centers, municipal governments and non-governmental organizations;

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

•

the SABESP 3 Rs Program (Programa SABESP 3Rs) for the reduction, re use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;

•

the progressive implementation and maintenance of the Environmental Management System (EMS) in our water and sewage treatment plants.  Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other stations adopt their own environmental management model (named SGA-SABESP), without aiming certification. The EMS is currently in place in 390  treatment plants, 35 of which are ISO 14001 certified.  We expect to implement the EMS in all stations by 2024;

•

Development of the Corporate Program for Sustainable WWTPs, which aims to disseminate the culture of sustainability in the Company and the application of technologies and practices to transform the by-products generated in sewage treatment plants, specifically, biogas, sludge and effluent, in sustainable resources for beneficial use, with added value for the market, considering their energy use; and

•

Implementation of the regularization and acceleration of the terms of commitment for environmental recovery corporate program for the environmental licensing of new companies, which includes obligations of forest restoration with environmental compensation purposes, when necessary. This program includes the planting and maintenance of 1 million seedlings of local and native species in the period of ten years, in order to deal with current obligations, as well as to new terms of commitment for environmental recovery related to the implementation of new projects. The action is part of the Springs Program (Programa Nascentes) created by the Government of the State of São Paulo and prioritizes the restoration of water spring protection areas. Currently 625 thousand seedlings have been planted and are being maintained.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment by engaging the population at large.

We are also signatory of United Nations Global Compact and supports the 17 United Nations Sustainable Development Goals, which aims to stimulate actions in areas of crucial importance to humanity, the planet, countries and the companies.

Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798/2009), enacted on November 9, 2009, and regulated by Decree No. 55,947 of June 24, 2010, aims to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187/2009), enacted on December 29, 2009 and regulated by Decree No. 7.390/2010 establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  Such targets have not been established for the sanitation sector yet.  In this sense we have a Corporate Greenhouse Gas Management Program aimed at raising awareness on the topic, preparing annual inventories of greenhouse gas emissions and establishing and carrying out actions to reduce greenhouse gas emissions.

In 2019, we concluded the corporate inventory of greenhouse gases for 2018, thus totaling 12 inventories since 2007. We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 90,4% of total greenhouse gas release.  Electric energy represents approximately 8.1% and other activities represent approximately 1.5%.

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

Physical Effects of Extreme Weather Events

Since our financial performance is closely linked to climate patterns that influence the qualitative and quantitative availability of water, extreme weather conditions may cause adverse effects on our business and operations.  Long-term effects of extreme weather conditions cause significant alterations in the physical environment that may create unfavorable circumstances, which could affect our operations.

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

In this context, our strategy calls for identifying mitigating actions and enlarging their coverage in the areas we operate in, as well as identifying opportunities to increase our effectiveness and to implement new technologies.  With regard to the risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to the risks associates with the effects of climate change through initiatives such as the Program for Reduction of Water Loss, the Program for Rational Water Usage and the expansion of the planned reutilization of effluents for urban and industrial purposes, among others.

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

On June 30, 2016, Federal Law No. 13,303/16 came into force in Brazil.  This law sets new rules Brazilian government-owned and mixed capital companies like our company must follow in public bidding procedures and when contracting third parties. These requirements were implemented by June 30, 2018.

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

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans. In 2019, we paid approximately R$89.2 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba and Médio Tietê, Baixo Tietê and Baixada Santista river basins.  In 2014, charges were implemented for the use of water from the Alto Tietê river basin, and in 2016, from the Tietê / Batalha, Tietê / Jacaré and Ribeira de Iguape river basins. In 2017, charges were implemented for the use of water from the Sapucaí Mirim/Grande, Baixo Pardo/Grade, Mogi Guaçu and Pardo river basins. In 2018, the charge of the Turvo Grande/Médio Paranapanema/Pontal do Paranapanema committees was implemented, and the implementation of the charge in the Litoral Norte, São José dos Dourados e Alto Paranapanema river basins is expected for 2020, since the decrees were approved in 2019.

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

Environmental Regulation

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water‑resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiente), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities.  In the state of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976, as amended by State Decree No. 8.468/1976 and its amendments.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments, which regulates environmental pollution control and establishes the standards for discharge of effluents at state level; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; Supplementary Law No. 140/2011 CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Law No. 9,509/1977, regulated by State Decree No. 47,400/2002, which outlines the state environmental policy; CONAMA Resolution No. 357/2005, amended by CONAMA Resolution No. 430/2011, which establishes the standards for discharge of effluents; and DAAE Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively.

The licensing process, usually, is composed of three stages, including the following licenses which can be renewed:

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

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the state of São Paulo.  According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system, as is the case for industrial enterprises. It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre‑treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  Effluents from our treatment facilities must comply with effluent limitation guidelines and meet the water quality standards of the receiving water bodies established by federal and state legislation.  See “—Sewage Operations—Sewage System.”

The CETESB is authorized under State law to monitor discharges of effluents into the water bodies, among other things.  The CETESB also issues the environmental licenses to the polluting sources, including sewage treatment plants.  For more information, see “—Environmental Matters.”

State and federal water resource legislation establishes the charging of fees for the discharge of treated effluents into water bodies.  This charge is already in effect in the majority of river basins.  See “—Environmental Matters—Water Usage.”

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

In connection with the scope of our services, State Suplementary Law No 1.025/2007 amended State Law No. 119/1973 and expanded the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as power generation, storage, conservation and sales activities, for our own or third-party use.

C.      Organizational Structure

Not applicable.

D.      Property, Plant, Equipment, Intangible Assets and Contract Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets).  As of December 31, 2019, we operated through 81,324 kilometers of water pipes and water transmission lines and 55,983 kilometers of sewer lines.  As of the same date, we operated 253 water treatment facilities and 569 sewage treatment facilities (including eight ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2019, the total net book value of our property, plant and equipment, intangible assets and contract assets (including concession assets) and contract assets was R$40,257.6 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2019, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city.  Our operations extended into a total of 372 municipalities, or 58% of all municipalities in the state.  We also provided water services on a wholesale basis to three municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.  In December 2018 and July 2019, we entered into agreements with the municipalities of Guarulhos and Santo André, respectively, and began operations in these municipalities for the direct supply of water and sewage services in January 2019 and August 2019, respectively.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 21.1 million, the São Paulo metropolitan region accounted for 73.4%, 72.2% and 70.7% of our operating revenue in 2019, 2018 and 2017 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2019, 65.4% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in the previous 80 years. During the rainy season that began in October 2015 and ended in March 2016, rainfall returned to its historical average, resulting in the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013, since the water crisis had a strong impact on the consumer profile, which will probably not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

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

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs.  See “4.B. Business Overview—Tariffs.”

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2019	2018	2017
Increase in average tariff(1)	4.72%	3.51%	7.89%
Inflation – IPC – FIPE	4.40%	3.02%	2.27%
Inflation – IPCA	4.31%	3.75%	2.95%
Inflation – IGP‑M	7.30%	7.54%	(0.52)%

(1)     See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources: Central Bank, Fundação Getulio Vargas, or FGV, Instituto Brasileiro de Geografia e Estatística, or IBGE, and Fundação Instituto de Pesquisas Econômicas.

On April 9, 2020, ARSESP published a tariff readjustment of 2.4924%. Due  to the approval of the state of public calamity resulting from the COVID-19 pandemic, ARSESP postponed this readjustment by 90 days. See “Item 4.B. Business Overview—Tariffs.”

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

In 2019, Brazilian GDP increased 1.1% in comparison with 2018. Brazil’s trade surplus in 2019 was US$ 46.6 billion and at year-end the country had US$ 356.9 billion in currency reserves. The average unemployment rate in Brazil in 2019 was 11.9%.

The Brazilian Government had estimated a GDP growth of 2.1% for 2020.  However, due to the COVID-19 pandemic, the Brazilian Government has already revised its estimate of GDP growth to 0.02%. For more information, see “Item 3.D Key Information—Risk Factors—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of COVID-19.”

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency. The SELIC rate has historically been high.  However, a series of rate reductions in 2017, brought the SELIC rate down to 6.90% as of December 7, 2017, where it remained at year-end 2017. In 2018 the SELIC rate decreased to 6.40% and in 2019 the SELIC rate decreased to 4.40%.  In response to the COVID-19 outbreak, the COPOM further reduced the SELIC target rate to 3.75%, where it remains as of the date of this annual report.

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

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis.  Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us.  See Notes 3.19, 5.1 and 29 of the financial statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$6,358.8 million as of December 31, 2019, of which R$1,881.9 million relates to the current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  In 2017, the 1.50% depreciation of the real against the dollar and the 5.38% depreciation of the real against the Yen led to a foreign exchange loss of R$96.3 million. In 2018, the 17.1% depreciation of the real against the dollar and the 20.0% depreciation of the real against the Yen led to a foreign exchange loss of R$915.9 million. In 2019, the 4.0% depreciation of the real against the dollar and the 5.3% depreciation of the real against the Yen led to a foreign exchange loss of R$234.0 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2019	2018	2017
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	4.02%	17.13%	1.50%
Period‑end exchange rate – US$1.00	4.0307	3,8748	3.3080
Average exchange rate – US$1.00(2)	4.1096	3.6558	3.1925

(1)       Represents the comparison with period-end exchange rate. Source:  Central Bank.
(2)       Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2019	2018	2017
	(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen(1)	5.33%	19.97%	5.38%
Period‑end exchange rate – ¥1.00	0.0371	0.0353	0.0294
Average exchange rate – ¥1.0(2)	0.0377	0.0331	0.0291

(1)        Represents the comparison with period-end exchange rate.  Source:  Central Bank.
(2)        Represents the average for period indicated.

During the years ended December 31, 2019, 2018 and 2017 we had no forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations” and “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

Effects of Extreme Weather Events

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region, experienced below average rainfall from late 2012 throughout 2014 and most of 2015.  During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the period.  Improved rainfall in the rainy season that began in October 2015, the collaborative efforts between us and the population we serve and emergency construction works conducted by us throughout 2014 and 2015 to combat the water crisis, resulted in a partial restoration of the water levels of the Cantareira system.

As of December 31, 2019, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 1.1 billion m3 of water storage for treatment, compared to 943.3 million m3 available for treatment as of December 31, 2018.  The measurements for these years do not include the technical reserve of 287.5 million m³.  In December 2019, this system served 7 million residents, compared to 8.9 million in February 2014, the last month before the water crisis started.

In order to balance supply and demand despite restricted water availability, we adopted a series of measures from February 2014 until April 2016. With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. As a result, despite our reservoirs having a higher volume of water available for treatment, the total volume of water billed to our clients did not return to the volume of water billed in 2013,  since the water crisis had a strong impact on the consumer profile, which will probably not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations” and “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.  Bad debt expense, net of recoveries, is included in selling expenses, and was R$128.1 million, R$166.7 million and R$82.7 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The methodology for determining the allowance for doubtful accounts requires significant estimates, considering a number of factors, including historical collection experience, current economic trends, expected future losses, the aging of the trade receivables portfolio, recoveries of previously written off receivables and other factors.  Actual results could differ from those estimates.

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2019, we had intangible assets of R$32,325.4 million and contract assets of R$7,617.7 million.

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

Law No. 11,445/2007 prescribes that, whenever possible, basic sanitation public utilities shall have their economic and financial sustainability ensured through the consideration received from service collection, preferably as tariffs and other public charges, which may be established for each service or both.  Therefore, investments made and not recovered through these services, within the original term of the contract, are recorded as intangible assets and amortized over the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

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

As of December 31, 2019, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,035.8 million (after deducting court escrow deposits in the amount of R$42.6 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.14 to our financial statements included in this annual report.  As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$44,035.0 million, of which we believe R$34,601.5 million of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was decreased from 4.84% in 2018 to 3.36% in 2019 under Plan G0 and from 4.91% in 2018 to 3.37% in 2019 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.18 (a) and 20 (b) to our financial statements included in this annual report.

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

As of December 31, 2019 and 2018, we have recognized R$434.0 million and R$261.2 million as deferred income tax liabilities and deferred income tax assets, respectively, in each case, net of the deferred tax assets and liabilities, as disclosed in Note 18 to our financial statements included in this annual report.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State‑owned companies which merged to form our company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  See Note 10 to our financial statements included in this annual report and “Item 7.  Major Shareholders and Related Party Transactions.”

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

As of December 31, 2019 and 2018, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$1,195.3 million and R$1,107.1 million respectively.  As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2019 and 2018, the pension benefit obligations of Plan G0 totaled R$3,046.3 million and R$2,606.1 million, respectively.  For detailed information on the pension benefit obligations refer to Note 20 to our financial statements included in this annual report.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 10 to our financial statements included in this annual report and “Item 7.  Major Shareholders and Related Party Transactions.”

Use of Guarapiranga and Billings reservoirs

We withdraw water for use in the São Paulo metropolitan region from the Guarapiranga and Billings reservoirs.  EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs. EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs. Those lawsuits have now been settled, by way of an agreement between EMAE and our company.

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

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

	Year ended December 31,
	2019		2018		2017
	(in millions of reais, except percentages)
Net operating revenue	17,983.7	100.0%	16,085.1	100.0%	14,608.2	100.0%
Cost of services	(10,137.7)	(56.4)%	(9,086.5)	(56.5)%	(8,778.9)	(60.1)%
Gross profit	7,846.0	43.6%	6,998.6	43.5%	5,829.3	39.9%
Selling expenses	(803.4)	(4.5)%	(693.5)	(4.3)%	(768.7)	(5.3)%
Allowance for doubtful accounts (*)	(128.1)	(0.7)%	(166.7)	(1.0)%	(82.7)	(0.6)%
Administrative income (expenses)	(1,187.9)	(6.6)%	(996.9)	(6.2)%	(1,099.0)	(7.5)%
Other operating income (expenses), net and equity results of investments in affiliates	(15.0)	(0.1)%	35.1	0.2%	0.1	0.0%
Profit from operations before finance income (expenses) and income tax and social contribution	5,711.6	31.8%	5,176.6	32.2%	3,961.7	27.1%
Financial income (expenses), net	(1,033.7)	(5.7)%	(1,264.3)	(7.9)%	(458.1)	(3.1)%
Profit before income tax and social contribution	4,677.9	26.0%	3,912.3	24.3%	3,503.6	24.0%
Income tax and social contribution	(1,310.4)	(7.3)%	(1,077.2)	(6.7)%	(984.3)	(6.7)%
Profit for the year	3,367.5	18.7%	2,835.1	17.6%	2,519.3	17.2%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net operating revenue

Net operating revenue increased by R$1,898.6 million, or 11.8%, to R$17,983.7 million in 2019 from R$16,085.1 million in 2018.  As of December 31, 2019, net operating revenue, excluding construction revenue, increased by R$1,754.7 million or 13.2%, to R$15,037.1 million in 2019 from R$13,282.4 million in 2018. Our construction revenue was R$2,946.6 million in 2019 and R$2,802.7 million in 2018.  The main factors that led to the increase were:

•	tariff repositioning index of 3.5% since June 2018;
•	tariff adjustment index of 4.7 % since May 2019;
•	increase of 2.7% in our total billed volume (2.4% in water and 3.1% in sewage); and

•	formalization of the agreement with the municipality of Santo André in 2019, representing an increase of R$1,357.3 million in operating revenue.

These increases were partially off-set by a R$533.7 million decrease in revenues as result of the agreement signed with the municipality of Guarulhos in 2018 which had the effect of increasing revenues in 2018 by approximately R$900 million without having the corresponding effect in 2019.

Cost of services

Our cost of services increased by R$1,051.2 million, or 11.6%, to R$10,137.7 million in 2019 from R$9,086.5 million in 2018. As a percentage of net operating revenue, cost of services decreased to 56.4% in 2019 from 56.5% in 2018.

The increase in cost of services was principally due to the following factors:

•	an increase of R$383.3 million in depreciation and amortization, due to the conclusion of the construction of intangible concession assets;
•

an increase of R$254.4 million in the cost of services, due to several factors, mainly: (i) an increase of R$62.1 million in costs for the maintenance of water and sewage networks and connections; (ii) R$57.3 million in expenses with employees assigned to the municipality of Guarulhos; (iii) R$23.9 million in labor expenses, related to the start of operations in the municipality of Santo André; (iv) R$17.9 million costs in relation to the paving and replacement of sidewalks; and (v) R$17.9 million in costs related to maintenance of water and sewage systems;

•

an increase of R$183.3 million in the cost of electricity, mainly due to: (i) an average decrease of 3.2% in free market tariffs, with a 5.9% decrease in consumption; (ii) an average increase of 11.1% in regulated market tariffs, with a 10.3% increase in consumption. The increase in consumption in 2019 was largely driven by the start of operations at the Jaguari-Atibainha Interconnection and the São Lourenço Production System, as well as the start of operations in the municipality of Guarulhos;

•	an increase in construction revenue by R$141.7 million mainly due to an increase in investments in assets in 2019; and
•	an increase in treatment materials of R$45.2 million, mainly due to higher use of alkaliners and coagulants in water treatment;

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2019 increased by R$847.4 million, or 12.1%, to R$7,846.0 million in 2019 from R$6,998.6 million in 2018.  As a percentage of net operating revenue, our gross profit margin increased to 43.6% in 2019 from 43.5% in 2018.

Selling Expenses

Selling expenses increased by R$109.9 million, or 15.8%, to R$803.4 million in 2019 from R$693.5 million in 2018.  As a percentage of net operating revenue, selling expenses increased to 4.5% in 2019 from 4.3% in 2018.  The increase in selling expenses was primarily due to:

•

an increase of R$86.7 million in expenses with services, mainly due to an increase: (i) in expenses related to the reading of hydrometers and the delivery of bills, in the amount of R$32.5 million; (ii) of R$25.7 million in customer service expenses; and (iii) in expenses for the hiring of credit recovery services in the amount of R$24.3 million; and

•	an increase of R$20.3 million in general expenses, due to an increase in expenses related to the collection of bills from certain banks.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts decreased by R$38.6 million, or 23.2%, to R$128.1 million from R$166.7 million, mainly due to the higher recovery of doubtful accounts as a result of the agreements signed in 2019, net of the defaults recorded in the period.

Administrative Income (Expenses)

Administrative expenses increased by R$191.0 million, or 19.2% to R$1,187,9 million in 2019 from R$996.9 million in 2018, mainly due to (i) higher provisions for lawsuits in 2019, in the amount of R$88.8 million; and (ii) expenses related to the conclusion of lawsuits, in the amount of R$85.4 million, resulting from the signing of agreements with the municipalities of São Bernardo do Campo and Guarujá, in the amounts of R$39.0 million and R$46.4 million, respectively.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating expense, net were R$15.0 million in 2019 compared with R$35.1 million operating income, net in 2018.

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

Other operating expenses increased by R$50.1 million, mainly due to:

•

a decrease of R$20.1 million in other operating revenues, mainly due to: (i) the non-recurring revenue from property expropriation in 2018, in the amount of R$8.1 million; and (ii) higher receipt of funds from the River Basin Depollution Program in 2018, in the amount of R$6.2 million; and

•	an increase in the write-off of obsolete items in 2019, totaling R$15.6 million.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with certain customers to settle overdue trade receivables.

Financial income (expenses), net decreased by R$230.6 million to a financial expense, net of R$1,033.7 million in 2019 from a financial expense, net of R$1,264.3 million in 2018. As a percentage of net operating revenues, financial expense amounted to 5.7% in 2019 compared with a financial expense of 7.9% in 2018. This variation was due to:

•

a decrease of R$681.9 million in exchange rate variations on loans and financings, as a result of the lower appreciation of the U.S. dollar and Japanese Yen against the Realin 2019 (4.0% and 5.3%, respectively), when compared to the amounts recorded in 2018 (17.1% and 20.0%, respectively);

•

an increase of R$282.7 million in other financial expenses, mainly due to: (i) a R$128.3 million increase in interest recognition in 2019, as a result of the definitive start of the São Lourenço Production System, in July 2018; and (ii) higher recognition of interest on lawsuits, in the amount of R$127.9 million; and

•

an increase of R$111.2 million in other monetary variations, as a result of: (i) monetary variation on the liabilities of the São Lourenço Production System, in the amount of R$53.1 million; and (ii) higher monetary variation on lawsuits, in the amount of R$48.8 million.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by R$765.6 million, to R$4,677.9 million in 2019 from R$3,912.3 million in 2018.  As a percentage of net operating revenue, our profit before income tax and social contribution increased to 26.0% in 2019 compared to 24.3% in 2018.

Income Tax and Social Contribution

Income tax and social contribution expense increased by R$233.2 million to R$1,310.4  million in 2019 from R$1,077.2 million in 2018.  This increase was mainly due to the agreement with the municipality of Santo André and the reduction in expenses from exchange variations.

Profit for the year

As a result of the factors discussed above, our profit for the year increased to R$3,367.5 million in 2019 from R$2,835.1 million in 2018. As a percentage of net operating revenue, our profit for the year increased to 18.7% in 2019 from 17.6% in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net operating revenue

Net operating revenue increased by R$1,476.9 million, or 10.1%, to R$16,085.1 million in 2018 from R$14,608.2 million in 2017. These variations were principally due to:

•	an increase of 7.9% in tariffs since November 2017 (tariff repositioning);
•	an increase of 3.5% in tariffs since June 2018 (tariff repositioning);
•	an increase of 1.5% in our total billed volume (1.5% in water and 1.5% in sewage); and
•	formalization of the agreement with the municipality of Guarulhos in 2018, representing an increase of R$800.0 million in operating revenue.

Construction revenue decreased by R$348.20 million, or 11.1%, to R$2,802.7 million in 2018 from R$3,150.9 million in 2017. See Note 3.3(b) to our financial statements included in this annual report for a description of the accounting policies applicable to our construction services business.

Cost of services

Our cost of services increased by R$307.6 million, or 3.5%, to R$9,086.5 million in 2018 from R$8,778.9 million in 2017. As a percentage of net operating revenue, cost of services decreased to 56.5% in 2018 from 60.1% in 2017.

The increase in cost of services was principally due to the following factors:

•

an increase of R$162.5 million in the cost of electricity, mainly due to: (i) an average increase of 7.3% in the free market tariffs, with a 3.6% increase in consumption; (ii) an average increase of 4.9% in the Tariff for the Use of Distribution System (TUSD), with a 13.5% increase in consumption; and (iii) an average increase of 10.4% in the regulated market tariffs, without any relevant consumption variations;

•

an increase of R$139.4 million in the cost of services, due to several factors, mainly: (i) an increase of R$34.9 million in the costs related to maintenance of water and sewage systems; and (ii) a higher cost associated with the hiring of technical services, in the amount of R$25.3 million;

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

•	an increase of R$102.7 million in depreciation and amortization, arising from entry into operation of intangible assets; and
•

an increase of R$97.3 million in general expenses, mainly due to the following factors: (i) higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$53.0 million, as a result of the increase in revenues generated from the municipality of São Paulo; and (ii) higher charges for the use of water, in the amount of R$39.0 million, related to the complementary payments made between 2014 and 2016, due to the signing of an Agreement between us and the Alto Tietê Hydrographic Basin Agency Foundation (Fundação Agência Bacia Hidrográfica Alto Tietê – FABHAT) in 2018.

The increase was partially offset by the decrease of R$340.9 million in construction costs, due to the higher amount used in the construction of assets within the municipalities operated in 2017, mainly in the São Lourenço Production System.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2018 increased by R$1,169.3 million, or 20.1%, to R$6,998.6 million in 2018 from R$5,829.3 million in 2017.  As a percentage of net operating revenue, gross profit margin increased to 43.5% in 2018 from 39.9% in 2017.

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

Allowance for Doubtful Accounts

Increase of R$84.0 million, mainly due to the higher recovery of amounts in 2017, totaling R$77.8 million.

Administrative Expenses

Administrative expenses increased by R$102.1 million, to R$996.9 million in 2018 from R$1,099.0 million in 2017, mainly due to lower provisioning of legal expenses.

Other Operating Income (Expenses), Net and Equity Results of Investments in Affiliates

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

Other operating income increased by R$35.0 million, mainly influenced by the write-offs of obsolete goods in 2017, in the amount of R$15.1 million, and increase in amounts received from the Hydrographic Basin Depollution Program, in the amount of R$11.2 million, due to the accomplishment of goals related to the program.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue trade receivables.

Financial income (expenses), net increased by R$806.2 million to a financial expense, net of R$1,264.3 million in 2018 from a financial expense, net of R$458.1 million in 2017. As a percentage of net operating revenues, financial expense amounted to 7.9% in 2018 compared to financial expenses of 3.1% in 2017. The variation was due to:

•

an increase of R$819.5 million in exchange rate variations on loans and financings, due to a higher appreciation of the U.S. dollar and the Yen against the real in 2018 (17.1% and 20.0%, respectively), compared to an appreciation in 2017 of 1.5% and 5.3%, respectively.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by R$408.7 million, to R$3,912.3 million in 2018 from R$3,503.6 million in 2017.  As a percentage of net operating revenue, our profit before income tax and social contribution increased to 24.3% in 2018 compared to 24.0% in 2017.

Income Tax and Social Contribution

Income tax and social contribution expense increased by R$92.9 million to R$1,077.2 million in 2018 from R$984.3 million in 2017.  This increase was mainly due to the increase in operating revenues, partially off-set by higher electricity and service costs, as well as the increase in expenses for exchange rate variations, due to the higher appreciation of the U.S. dollar and the Yen against the real in 2018 mentioned above.

Profit for the year

As a result of the factors discussed above, our profit for the year increased to R$2,835.1 million in 2018 from R$2,519.3 million in 2017. As a percentage of net operating revenue, our profit for the year increased to 17.6% in 2018 from 17.2% in 2017.

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2019, we had R$2,253.2 million in cash and cash equivalents.  The outstanding current indebtedness was R$2,859.8 million as of December 31, 2019, of which R$1,881.9 million was denominated in foreign currency.  Long‑term indebtedness was R$10,384.9 million as of December 31, 2019, of which R$4,476.9 million consisted of foreign currency-denominated obligations.

Our management expects that with the decrease in defaults as a result of us having entered into contract with the municipalities of Guarulhos and Santo André, improved water security due to the works carried out, and the generation of operating cash and availability of credit lines for investments, we will have sufficient funds to meet our commitments and not compromise our planned investments.

On March 22, 2020, the São Paulo State Government decreed a quarantine throughout the State, restricting activities in order to avoid the accelerated spread of COVID-19. Accordingly, our revenues in the commercial and public segments may be negatively impacted as result of the reduction in activity. On the other hand, consumption in the residential segment may increase as a result of these measures. The trend in the industrial segment is unclear, since there are segments that will increase production and, therefore, increase their demand for water, while others will have to reduce it.

In order to finance the constant investment needs in our infrastructure, we use third party funds to complement our own resources. The impacts of COVID-19 in attracting borrowings and financings is still uncertain, however, we believe that we currently have sufficient sources of funds to implement our short and medium term strategy.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$4,197.2 million, RS3,842.9 million and R$3,301.9 million in 2019, 2018 and 2017, respectively.  The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. The increase in net cash generated in 2019 is principally due to the increase of 2.7% in our total billed volume (2.4% in water and 3.1% in sewage). This increase was partially offset by the income tax and social contribution paid in 2019.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$3,267.3 million, R$2,189.3 million and R$1,971.4 million in 2019, 2018 and 2017, respectively.  The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. Although we invested the amount of R$1,336.9 million related to agreement with the municipality of Santo André, that did not impact our cash flow in 2019.

Net Cash Used in Financing Activities

Our net cash used in financing activities was R$1,705.9 million, R$907.5 million and R$933.6 million in 2019, 2018 and 2017, respectively.  The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity and the definitive start of the São Lourenço Production System, in July 2018, increasing the interest recognition in 2019.

Indebtedness Financing

Our total financial indebtedness increased by 0.7%, from R$13,152.8 million as of December 31, 2018 to R$13,244.7 million as of December 31, 2019. In addition, during the same period, our total indebtedness denominated in foreign currency decreased by 4.7%, from R$6,669.4 million as of December 31, 2018 to R$6,358.8 million as of December 31, 2019.

As of December 31, 2019, we had R$10,384.9 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$4,476.9 million consisted of foreign currency-denominated long-term debt. We had an outstanding current indebtedness of R$2,859.8 million as of December 31, 2019.  As of December 31, 2019, R$1,881.9 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2019, our S&P domestic rating was brAAA and our S&P global rating was BB-. Our Moody’s national rating was Aa2.br and our Moody’s global rating was Ba2 as of December 31, 2019, while our Fitch national rating was AA(bra) and our Fitch global rating was BB, as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs.  In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2019, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$4,781.0 million (R$4,741.1 million of principal and R$39.9 million related to interest and charges).  See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 16 to our financial statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2019:

	December 31, 2019
	Current	Noncurrent	Total	Final Maturity	Interest Rates*
					(in thousands of R$)
Denominated in local currency:
10th issue of debentures	41,021	-	41,021	2020	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue of debentures	45,450	203,829	249,279	2025	TR + 9.5%
14th issue of debentures	41,940	63,012	104,952	2022	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
17th issue of debentures	289,211	263,226	552,437	2023	CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue of debentures	34,239	133,679	167,918	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
21st issue of debentures	150,000	349,660	499,660	2022	CDI + 0.60% (1st series) & CDI + 0.90% (2nd series)
22nd issue of debentures	-	765,689	765,689	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & IPCA + 6.00% (3rd series)
23rd issue of debentures	-	864,603	864,603	2027	CDI + 0.63% (1st series) & CDI + 0.49% (2nd series)
24th issue of debentures	-	395,855	395,855	2029	IPCA + 3.20% (1st series) & IPCA + 3.37% (2nd series)
Caixa Econômica Federal	83,519	1,341,660	1,425,179	2020/2039	TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) PAC	11,184	27,854	39,038	2023	2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	6,990	40,685	47,675	2027	2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	3,913	24,457	28,370	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	23,704	100,582	124,286	2025	1.72% + TJLP

	December 31, 2019
	Current	Noncurrent	Total	Final Maturity	Interest Rates*
					(in thousands of R$)
Denominated in local currency:
National Bank for Economic and Social Development (BNDES) Tietê III	52,874	383,191	436,065	2028	1.92% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	31,712	460,646	492,358	2035	2.5% + TJLP
National Bank for Economic and Social Development (BNDES) 2014	4,659	25,411	30,070	2026	1.76% + TJLP
Leases	27,314	432,357	459,671	2035	7.73% to 10.12% + IPC
Leases (IFRS 16)	51,088	23,365	74,453	2023	6.01% to 9.84%
Other	1,665	8,207	9,872		TJLP + 1.5% (FINEP) & 3.0% (FEHIDRO)
Interest and others charges	77,460	-	77,460

Total denominated in local currency	977,943	5,907,968	6,885,911

Denominated in foreign currency:
Inter-American Development Bank (IADB) US$572,241,000 (2018 - US$616,404,000)	170,051	2,121,438	2,291,489	2025 to 2035	3.31% to 3.42%
International Bank for Reconstruction and Development (IBRD) US$88,871,000 (2018 – US$91,286,000)	24,505	330,898	355,403	2034	2.85%
Eurobonds - US$350,000,000 (2017 – US$ 350,000,000)	1,409,921	-	1,409,921	2020	6.25%
JICA 15 - ¥ 11,524,300,000 (2018 - ¥ 13,829,160,000)	42,813	385,315	428,128	2029	1.8% & 2.5%
JICA 18 - ¥ 10,361,600,000 (2018- ¥ 11,397,760,000)	38,493	346,237	384,730	2029	1.8% & 2.5%
JICA 17 - ¥ 2,830,420,000 (2018- ¥ 1,826,957,000)	12,466	91,845	104,311	2035	1.2% & 0.01%
JICA 19 - ¥ 31,736,565,000 (2018 - ¥ 31,561,726,000)	67,372	1,109,644	1,177,016	2037	1.7% & 0.01%
IADB 1983AB – US$ 40,769,000 (2018 – US$ 58,462,000)	71,312	91,521	162,833	2023	LIBOR + 2.08% to 2.38%
Interest and others charges	44,967	-	44,967

Total denominated in foreign currency	1,881,900	4,476,898	6,358,798
Total loans and financing	2,859,843	10,384,866	13,244,709

   *   TR was 0.00% per month as of December 31, 2019; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 4.40% per annum as of December 31, 2019; IGP‑M was 7. 30% per annum as of December 31, 2019; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.57% per annum as of December 31, 2019; and USD LIBOR was 1.91 as of December 31, 2019.

The following table shows the maturity profile of our debt, as of December 31, 2019, for the period indicated:

	2020	2021	2022	2023	2024	After 2025	Total
	(in millions of reais)
Loans and financing	2,859.8	1,140.9	1,204.6	995.3	1,295.8	5,748.3	13,244.7

Referring to all of our foreign currency-denominated indebtedness, the amount of R$4.219.6 million, net of transaction costs, as of December 31, 2019 was denominated in U.S. dollars and R$2.094.2 million was denominated in Japanese Yen. This indebtedness consisted principally of:

•	R$2,291.5 million (US$572.2 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:
(i)

one loan to finance the second phase of the Tietê Project in 2000, under which payments of principal are made in semiannual installments with final maturity in July 2025.  The principal amount accrues interest at USD LIBOR plus a variable spread paid semiannually; and

(ii)

one loan to finance the third phase of the Tietê Project in 2010, under which payments of principal are made in semiannual installments with final maturity in September 2035.  The principal amount accrues interest at USD LIBOR plus a variable spread paid semiannually;

•

R$355.4 million (US$88.9 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais), a program ended in 2017, which consisted of various projects that focused on the preservation and improvement of water sources in the metropolitan region of São Paulo.  The loan matures in March 2034.  Repayments of principal will be made in semiannual installments starting in September 2019 after a grace period of ten years.  The principal amount accrues interest at USD LIBOR plus a variable spread, paid semiannually;

•

R$162.8 million (US$40.8 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount accrues interest at USD LIBOR plus a rate varying from 2.08% to 2.38%, paid semiannually.  The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•

R$1,409.9 million (US$350.0 million) in U.S. dollar denominated Eurobonds issued in December 2010 with an interest rate of 6.25%.  The bonds pay interest semi-annually and mature in 2020.  The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011; and

•

R$2,094.2 million (¥56,452.9 million) in Japanese Yen denominated loans contracted with the JICA, composed of the following:  (i) ¥11.524.3 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi-annual installments with final maturity in August 2029.  The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; (ii) ¥2.830.4 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam.  The loan matures in October 2035, with repayments of principal made in semiannual installments.  The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semiannually; (iii) ¥10.361.6 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds were used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; and (iv) ¥31.736.6 million denominated loan in February 2012 for the financing of the Program for Water Loss Reduction (Programa de Redução de Perdas de Água).  The loan matures in February 2037.  Repayments of principal will be made in semiannual installments starting in February 2019 after a grace period of seven years.  The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semiannually.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

Our outstanding domestic debt was R$6,885.9 million as of December 31, 2019 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, January 2013, October 2013, June 2014, June 2017, February 2018, May 2019 and July 2019, and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•

from 2003 to 2019, we entered into several financing agreements with Caixa Econômica Federal, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2042. The principal amount accrues interest from 5.0% to 8.0%.  The financing agreements are collateralized (i) by the pledge of collections of monthly billings of water supply and sewage services up to three monthly installments until reaching the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2019, the outstanding debt was R$1,425.2 million;

•

in May 2008, we entered into a R$174.0 million financing agreement with BNDES.  Repayments of the principal amount are being made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2019, the outstanding debt was R$39.0 million;

•

in March 2010, we entered into a R$294.3 million financing agreement with BNDES.  Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2019, the outstanding debt was R$124.3 million;

•

in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own.  During the construction phase, we recognized a contract asset (as of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, are classified as Contract Assets during the construction period and are transferred to Intangible Assets only after completion of the works. For more information, see Notes 3.3 (b) and 13 to our 2019 financial statements included in this annual report) and the related liability of the lease at fair value.  Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract. On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million. As of December 31, 2019, the outstanding debt was R$459.6 million;

•

in March 2012, we entered into a R$180.8 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2019, the outstanding debt was R$76.1 million;

•

in February 2013, we entered into a R$1.3 billion financing agreement with BNDES.  Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2019, the outstanding debt was R$436.1 million;

•

in June 2014, we entered into a R$61.1 million financing agreement with BNDES.  Amortization of the principal amount is being made in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2019, the outstanding debt was R$30.1 million;

•

in June 2015, we entered into a R$747.4 million financing agreement with BNDES.  Amortization of the principal amount is being made in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2019, the outstanding debt was R$492.3 million; and

•

in October 2015, we entered into a R$48.3 million financing agreement with Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP).  Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP, but it limited to 6.0% per year plus a yearly 1.5%. If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services.As of December 31, 2019, the outstanding debt was R$9.9 million.

Under the BNDES program, we issued three tranches of debentures in the aggregate amount of R$826.1 million.  In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  As of December 31, 2019, the outstanding debt of the tenth issuance of debentures is R$41.0 million. In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES. These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  As of December 31, 2019, the outstanding debt of the fourteenth issuance of debentures is R$104.9 million.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2020.  We have used the funds raised from the three issuances for investments primarily in the Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions. As of December 31, 2019, the outstanding debt of the eighteenth issuance of debentures is R$167.9 million.

In June 2010, we carried out our twelfth issuance of debentures, totaling R$500 million, to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses.  The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program in the water supply and sewage system. As of December 31, 2019, the outstanding debt of the twelfth issuance of debentures is R$249.3 million.

In January 2013, we carried out our seventeenth issuance of debentures of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation.  The proceeds of this issuance were used to pay our financial commitments for 2013. As of December 31, 2019, the outstanding debt of the seventeenth issuance of debentures is R$552.4 million.

In June 2017, we carried out our twenty-first issuance of debentures in two series in the aggregate principal amount of R$500 million. The first and second series will mature in June 2020 and 2022, respectively. The debentures of the first series (in the aggregate principal amount of R$150 million) bear interest at a rate of CDI plus 0.60% per year. The debentures of the second series (in the aggregate principal amount of R$350 million) bear interest at a rate of CDI plus 0.90% per year. The proceeds of this issuance were used to strengthen our cash position and refinance financial commitments which mature in 2017. As of December 31, 2019, the outstanding debt of the twenty-first issuance of debentures is R$499.7 million.

In February 2018, we carried our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments.  The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from this funding were used to strengthen our cash position and refinance outstanding financial commitments in 2018. As of December 31, 2019, the outstanding debt of the twenty-second issuance of debentures is R$765.7 million.

In May 2019, we issued our twenty-third issuances of debentures divided into two series in the aggregate principal amount of R$866,755,000.00. The first and second series will mature in May 2024 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$491,755,000.00) bear interest at a rate of CDI plus 0.49% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$375 million) bears interest at a rate of CDI plus 0.63% per year, with semi-annual interest payments. The proceeds from this funding were used to strengthen our cash position and refinance outstanding financial commitments in 2019. As of December 31, 2019, the outstanding debt of the twenty-third issuance of debentures was R$864.6 million.

In July 2019, we issued our twenty-fourth issuances of debentures divided into two series in the aggregate principal amount of R$400 million. The first and second series will mature in July 2026 and 2029 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of IPCA plus 3.20% per year, with annual interest payments. The second series (in the aggregate principal amount R$300 million) bears interest at a rate of IPCA plus 3.37% per year, with annual interest payments. The proceeds from this funding are intended to support investment in infrastructure projects in some municipalities in which our company render services. As of December 31, 2019, the outstanding debt of the twenty- fourth issuance of debentures was R$395.9 million.

In April 2020, we carried out our twenty-fifth issuance of debentures of R$1.45 billion, with a maturity date of October 2021 and bearing interest at a rate of CDI plus 3.30% per year. The proceeds of this issuance are intended to strengthen our cash position and refinance outstanding financial commitments in 2020.

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

The indenture relating to our US$350.0 million 6.25% notes due 2020 prohibit, subject to some exceptions, the incurrence of additional debt in the event that: (i) the ratio of Adjusted Total Debt to adjusted EBITDA (as defined in the related indentures) is greater than 3.65:1.00; or (ii) the Debt Service Coverage Ratio (as defined in the related indentures) is less than 2.35:1.00.  This agreement has a cross-default clause, i.e. the early maturity of any debt in connection with our loans or the loans of any of our subsidiaries in a total principal amount of US$50.0 million or more (or the corresponding amount in other currencies) shall imply this agreement’s early maturity.  See Note 16 to our financial statements included in this annual report.

Any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais.  As a result, the Adjusted Total or Net Debt in reais will be affected, with consequent impact on the ratio between Adjusted Total or Net Debt to adjusted EBITDA.

As of December 31, 2019 and 2018, we had met all the requirements of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of our indebtedness with BNDES, including the 10th, 14th, and 18th issuances of debentures held by BNDES, which totaled R$313.8 million as of December 31, 2019.  The only financing agreement which is exempt from the renegotiated financing is contract No. 08.2.0169.1.  See Note 16 to our financial statements included in this annual report.

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

As of December 31, 2019, the amount that must pass through the blocked collateral account is R$255.3 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

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

With respect to our outstanding debentures, the twelfth issuance requires us to maintain an Adjusted Current Ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by us that is recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/Financial Expenses Ratio equal to or higher than 1.5:1.0.  The twelfth debenture issuance has an early maturity clause, which is triggered if our credit ratings are downgraded two levels below the “brAA-” Brazil National Scale rating assigned to our debentures by the credit rating agency S&P at the time of their issuance. On July 11, 2018, our credit rating and the one assigned to the twelfth debenture issuance by S&P were both “brAAA.” This issuance has a cross-default clause.

The tenth, fourteenth and eighteenth issuances follow the covenants included in the BNDES loans, as described above, and contain a cross-default clauses.

The seventeenth issuance requires us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted total debt/adjusted EBITDA ratio equal to or lower than 3.65:1.0.  This issuance has a cross-default clause.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2019.

The twenty-first, twenty-second, twenty-third, twenty-fourth and twenty-fifth debenture issuances require us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/adjusted EBITDA ratio equal to or lower than 3.50:1.0. These issuances have a cross-default clause.

	Restrictive Ratios	Ratio as of December 31, 2019
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	6.33
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	1.48
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	1.75
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.45
Adjusted current ratio	Higher than 1.0	1.32
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	10.19
Net debt/Adjusted EBITDA	Equal to or lower than 3.50:1.0	1.45

(1)     “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2019 and 2018, we complied with all the covenants of our loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2019, we recorded R$5.1 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the state of São Paulo. We have budgeted investments in the amount of approximately R$20.2 billion from 2020 through 2024.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 29, 2019, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$941.0 million, R$792.2 million and R$703.9 million in 2019, 2018 and 2017 and, respectively. As of the date of this annual report, we do not intend to suspend the distribution of dividends during the ongoing COVID-19 pandemic. See “Item 7.B. Related Party Transactions—Dividends.”

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

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure.  In 2019, we allocated R$17.4 million to Research, Development and Innovation, or RD&I, projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages.  In addition, in September 2019, based on programs already in place in the power and gas sectors, ARSESP created the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (the “PD&I Program”), establishing the application of the 0.05% revenue required in Research and Technological Development projects.  ARSESP also approved the Elaboration and Evaluation Manual of the PD&I Program. We are required to file a portfolio of PD&I Program projects for analysis and prioritization by ARSESP. The Quadrennial Program will produce tariff effect in the 2020 annual adjustment. However, taking the scenario of reduced revenues in the short term resulting from the COVID-19 pandemic into account, ARSESP published Resolution No. 991/2020 which suspended the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020. See “—Tariff Readjustment and Revisions.”

In line with business planning, the structuring of RD&I actions is based on the concept of a circular economy and resource recovery, that is, based on the intelligence of nature, the circular process opposes the traditional linear production process. As part of this concept, residues are inputs for the production of new products and new cycles. We have highlighted below certain RD&I projects that use the concept of a circular economy as part of the processes for the water and sewage treatment.

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in Franca aims to optimize processes and transform the site into a resource recovery plant. An additional project has also been implemented to transform biogas from the sewage treatment process into biomethane, which has been used to supply our vehicle fleet in the same municipality. The biomethane project is the result of a technical cooperation agreement with the Fraunhofer Institute in Germany. This project is the only one in Latin America that produces biomethane from sewage treatment. The plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day, enough to replace 1,500 liters of common gas daily. It currently supplies part of the unit’s fleet of vehicles.

At the same plant, we developed and are operating a sludge dryer based on solar radiation, financed by the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP) in the “Technological Innovations Plan of Sabesp for Sanitation” financed by the FINEP Inova Brasil program.

At the Barueri sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated.  It is current in the adjustment phase to ensure it fully operates in a continuous and safe way. At the end of the process, the system generates inert residue with drastic reduction in its volume. The project was funded by FINEP.

In order to generate clean energy to improve the efficiency of sewage treatments we installed solar-powered aerators, increasing the removal of sewage sludge. Test results indicate that this technology can be replicated and adapted elsewhere.  Shortage of water is an increasingly imminent problem in large urban centers. Accordingly, an increasingly conscious use of water and the search for alternative ways of reusing water are essential.  With regard to projects that use the concept of the circular economy in the processes of water treatment, we have undertaken tests for the use of ceramic membranes for the ultrafiltration of silicon carbide for the recovery of waste water from water treatment plants. Test results point to the feasibility in the use of this technology.

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

From our partnership with FAPESP financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Program for Support of Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 17 projects with different universities, such as: University of São Paulo - USP, Technological Institute of Aeronautics - ITA, Federal University of São Paulo - UNIFESP, National Institute for Space Research - INPE and São Paulo State University - UNESP. The partnership provides for a non-refundable financing of R$ 50 million, divided equally between us and FAPESP. The first and second summons to select projects to finance led to the filing of seven patent and one software registration requests. In March 2020, we launched the third summon, to which we will finance projects up to a total of R$8 million and which we expect to conclude by November 2020.

Open Innovation

We are investing in the development and implementation of actions as part of Open Innovation, integrating ideas, thoughts, processes and research from players from various internal and external segments of our company, aiming to improve its processes, products and services. This project includes: Pitch Sabesp; partnerships among sanitation companies, participation in collaborative networks and Coworking, among others.

Pitch Sabesp was a public competition launched in 2018, in which 27 challenges were proposed in five different areas of the sanitation sector, with a focus on innovative solutions that could add competitive advantages to our products and services.  Throughout 2019, technological application project sites were mapped for the technical conditions necessary for a controlled environment. The conclusion of the technical and financial feasibility assessment for the solutions is scheduled for 2020.

Collaborative Networks for Innovation, in which we participate, provide integration with the different spheres of government, startups, companies, universities, development institutions, etc. All players seek to add knowledge and experience, to build joint solutions for the challenge of implementing open innovation in the public sector. The participation of the Urban Living Labs working group (urban sustainability laboratory - ULL) associated with an international consortium, the Belmont Forum, supported by the nexus among water use, food and power generation, or FEW.

We also have a second agreement with FAPESP to focus on supporting the execution of scientific and/or technological research in micro, small and medium enterprises in the State of São Paulo, through the Small Enterprises Innovation Program aimed at accelerating start-ups focused on the development of innovative projects that solve challenges faced by us.

We publish the DAE Magazine, a quarterly engineering journal published by a specialized team of opinion makers that in 2019 totaled more than 220 issues since its first edition. This journal was indicated in the Qualis/CAPES system from the “B2” to “B1” category in July , 2019. Through the publication of technical and scientific articles on basic and environmental sanitation, we aim to encourage and disseminate improvements in processes, innovations and technological advances.

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

•	general economic, political, demographical, health and other conditions in Brazil and in other countries;
•	the effects of extreme weather events;
•	the effects of any continuous international financial turmoil that may affect liquidity in the Brazilian capital and lending markets;
•	the effects that further changes in the Basic Sanitation Law and its interpretation may have on the basic sanitation industry in Brazil and on us;
•	the effects of inflation in our results of operations;
•	the effects of fluctuations in the value of the Brazilian real and in interest rates on our net interest income;
•	the renewal of our concession agreements;
•

the impact on our business of lower water consumption practices adopted by our customers during the water crisis, which we do not know if they will return to their prior standards despite the discontinuation of the measure we adopted to serve the São Paulo metropolitan region during the water crisis, or if the impact will be compensated by tariffs established by ARSESP;

•	investments made, by some sectors, during the water crisis in search of alternative sources of supply, such as the drilling of artesian wells, the reuse of water and the use of rainwater;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	our ability to access financing with favorable terms in the future;
•	the potential impacts on our business caused by the approval and conversion of the Bill No. 4,162/2019 into law, which is currently under discussion;
•

the impact of widespread health developments, such as COVID-19, and the governmental, regulatory, consumer and other responses thereto and its effects on our operating revenues and financial condition as a result of, inter alia, a decrease in water consumption and an increase in defaults in certain sectors and an increase in non-payment of water bills;

•	the outcome of any pending or future legal proceedings; and
•	the formalization of agreements with certain of the municipalities we serve.

Some of these factors are described in more detail under “5.A. Operating and Financial Review and Prospects.”

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, financial condition or results of operations.

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2019.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2019 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	2,859.8	2,345.5	2,291.1	5,748.3	13,244.7
Estimated interest payments(1)	443.9	824.6	601.7	967.6	2,837.8
Accounts payable to suppliers and contractors	369.6	-	-	-	369.6
Services payable	474.1	-	-	-	474.1
Program contract commitments	276.6	78.7	33.0	13.8	402.1
Purchase obligations(2)	3,191.8	4,803.3	1,933.8	3,043.4	12,972.3
Total	7,615.8	8,052.1	4,859.6	9,773.1	30,300.6

(1)     Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2019.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.  The debt agreements have cross-default clauses.

(2)     The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2019, see Note 16 to our financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, included elsewhere in this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of nine directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

As our controlling shareholder, the State has the ability to elect the majority of our board of directors and, therefore, our direction and future operations.  Upon the election of a new State governor and any resulting change in the administration of the State, all or some of the members of our board of directors, including our chairman, have historically been replaced by designees of the new administration. Our board of directors may in turn replace some or all of the executive officers. See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.”

Board of Directors

Our bylaws provide for a minimum of seven and a maximum of eleven directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve a two-year term.  Such terms may be renewed three consecutive times. Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director. In addition, pursuant to Law No. 6,404/1976 of December 15, 1976, as amended, or the “Brazilian Corporate Law,” at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules and Federal Law No. 13,303/16, at least two, or 25.0% (whichever is greater), of the board of directors must be comprised of independent members.

All the current members of our board of directors were elected at the annual shareholders’ meeting held on April 27, 2018, except for Benedito Pinto Ferreira Braga Junior who joined our board of directors on January 10, 2019 when he was appointed our Chief Executive Officer, and Wilson Newton de Mello Neto who joined our board of directors on October 24, 2019. The tenure of all the directors will end on May 14, 2020, when the members elected at our annual shareholders’ meeting held on April 28, 2020 are expected to take office. Currently, we have six members considered independent under the Novo Mercado rules and Federal Law No. 13,303/16.

Our board of directors ordinarily meets once a month or, when necessary for the interests of our company, when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Mario Engler Pinto Junior	63	Chairman	April 27, 2018
Benedito Pinto Ferreira Braga Junior	72	Member	January 10, 2019
Wilson Newton de Mello Neto	48	Member	October 24, 2019
Reinaldo Guerreiro	67	Independent Member(1)	April 27, 2018
Francisco Vidal Luna	73	Independent Member(1)	April 27, 2018
Luís Eduardo Alves de Assis(2)	63	Independent Member(1)	April 27, 2018
Francisco Luiz Sibut Gomide	74	Independent Member(1)	April 27, 2018
Lucas Navarro Prado	39	Independent Member(1)	April 27, 2018
Ernesto Rubens Gelbcke	76	Independent Member(1)	April 27, 2018

(1)      These members comply with the independence requirements established by Federal Law No. 13,303/16 and the Novo Mercado rules.

(2)      Member appointed by the minority shareholders.

Mario Engler Pinto Junior. Mr. Engler has been the Chairman of our board of directors since April 2018. Before that, he served as member of our board of directors from 2006 to 2011 and as member of our audit committee from 2006 to 2009. He holds a PhD degree in Commercial Law from Getúlio Vargas Foundation Law School (Fundação Getúlio Vargas – FGV) and is now a professor at the same institution. At FGV Law School, Mr. Engler is the coordinator for the professional master’s program and conducts legal research regarding contractual and corporate arrangements in the public and private sector. He has been a lawyer since 1979 and served for 30 years as public attorney for the State of São Paulo from 1984 to 2014. In the last years, he has been an arbitrator and  executive officer and director for private companies and State-owned enterprises.

Benedito Pinto Ferreira Braga Junior. Mr. Braga has been our Chief Executive Officer and a member of our board of directors since January 2019. He has a degree in civil engineering from the School of Engineering of São Carlos of the University of São Paulo (Escola de Engenharia de São Carlos da Universidade de São Paulo – USP), a master’s degree in Hydrology from Stanford University, a master’s degree in Hydraulics from USP, and a PhD in Water Resources from Stanford University. He was Secretary of Sanitation and Water Resources of the State of São Paulo from January 2015 to May 2018 and was the Chairman of our Board of Directors from January 2015 to April 2018. He was a professor at the Polytechnic School of University of São Paulo from 1980 to 2019. He was Co-Chairman of the International Organizing Committee of the World Water Forum in Brasilia (2018), in Korea (2015) and Chairman of the Committee in France (2012). He is Honorary President of the World Water Council – WWC, of which he was the President from 2012 to 2018. Mr. Braga was also the President of the Intergovernmental Council of UNESCO’s International Hydrological Program from 2008 to 2009, President of the International Water Resources Association – IWRA, from 1998 to 2000, as well as, Director of the National Water Agency from 2001 to 2009.

Wilson Newton de Mello Neto.  de Mello Neto has been a member of our board of directors since October 2019.  He holds a bachelor’s degree in Law from the Pontifical Catholic University of Sao Paulo (Pontifícia Universidade Católica de São Paulo - PUC/SP). He has been the CEO of Investe São Paulo since April 2019 and a member of the Industrial Policy Council of the Brazilian National Confederation of Industry (Confederação Nacional da Indústria - CNI) since March 2019.  He was Vice-President of Corporate Affairs and General Secretary at Danone from May 2015 to March 2019; Director of Corporate Affairs at JBS S.A. from September 2014 to May 2015; Vice-President of Corporate Affairs at BRF S.A. from June 2010 to August 2013; Legal and New Business Director at Tishman Speyer Ltda. from March 2009 to May 2010; Vice-President of Corporate Affairs at Walmart Brasil Ltda. from March 2004 to April 2007; and partner at Machado, Meyer, Sendacz e Opice Advogados from June 1992 to February 2004 and from May 2007 to February 2009. Mr. de Mello Neto was also Vice-President of the Brazilian Supermarket Association (Associação Brasileira de Supermercados -ABRAS) from May 2004 to April 2007; member of the Executive Board of the Brazilian Association of Advertisers (Associação Brasileira de Anunciantes - ABA) from May 2015 to March 2019; and Chairman of the Board of Directors of the Brazilian Food Industry Association (Associação Brasileira da Indústria de Alimentos - ABIA) from March 2018 to March 2019.

Reinaldo Guerreiro.  Mr. Guerreiro has been an independent member of our board of directors since January 2007.  He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at the University of São Paulo (FEA - USP).  As a professor of FEA-USP, he was Director and currently is the Deputy Head of the Accounting Department.  As a Brazilian National Council for Scientific and Technological Development (CNPq) researcher, he has authored books in management accounting and has published various scientific articles in domestic and international magazines. Mr. Guerreiro was a member of our Audit Committee from January 2007 to May 2017. He is currently President of Audit Committee of Petrobras Gás S.A. (Gaspetro). He is also a specialized consultant in financial management and has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ, Correios and for the São Paulo State Government - GESP.

Francisco Vidal Luna.  Mr. Luna has been an independent member of our board of directors since April 2013 and a member of our Audit Committee from April 2013 to September 2016.  He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university. He was member of the Board of Directors of BNDES. In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo.  He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles.  In the private sector, he was the Executive Chairman of Banco Inter American Express S.A. He is currently a member of the Board of Directors and Chairman of the Audit Committee of Desenvolve SP, member of the Audit Committee of the Petrobrás Conglomerate, a member of the Board of Trustees of the Fundação Faculdade de Medicina - FFM and a member of the Board of Trustees of FIPE - Fundação Instituto de Pesquisas Econômicas.

Luís Eduardo Alves de Assis.  Mr. Assis has been an independent member of our Board of Directors since April 2014 and a member of our Audit Committee since September 30, 2016.  He holds a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP), a Master’s degree from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and an MBA from Scuola Superiore Enrico Mattei in Milan, Italy.  He was director of Monetary Policy of the Central Bank of Brazil and a professor in the Department of Economics at the Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP) and at the Getulio Vargas Foundation (Fundação Getulio Vargas - FGV-SP).  He has developed his long career in the financial market, having held the positions of Chief Economist and Investment Director at Citibank, Chief Executive Officer at HSBC Investment Bank Brasil, Chief Executive Officer at HSBC Asset Management, Chief Operating Officer at HSBC Bank Brasil, Senior Strategic Planning Executive at the HSBC Group in London and Local Director for Latin America at HSBC. Currently, he serves as the President of Fator Seguradora and as vice-president of the Fernand Braudel Institute of World Economics council. He also writes an opinion column for the newspaper O Estado de São Paulo.

Francisco Luiz Sibut Gomide.   Mr. Gomide has been an independent member of our board of directors since April 2017. He was a member of our Audit Committee from May 2017 to August 2017. He holds Bachelor’s degrees in Civil Engineering and in Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná) and a PhD in Hydrology and Water Resources from the Colorado State University. He was the Minister of Mines and Energy in 2002, CEO of ESCELSA – Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, the CEO of the Energy Company of Mato Grosso do Sul between 1997 and 2001, the General Brazilian Diretor of Itaipu Binacional between 1993 and 1995, the CEO of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and the Chief Financial Officer of the same company from 1983 to 1985. Mr. Gomide was also a professor at the Federal University of Paraná (Universidade Federal do Paraná) from 1970 to 1995. Between 1969 and 1982, he was a hydraulic engineer and hydrologist at the Energy Company of Paraná.

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

We held our Annual General Meeting on April 28, 2020.  During the meeting our shareholders elected (i) Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Wilson Newton de Mello Neto and Claudia Polto da Cunha to be members of our Board of Directors; and (ii) Francisco Vidal Luna,  Reinaldo Guerreiro, Francisco Luiz Sibut Gomide, Lucas Navarro Prado and Eduardo de Freitas Teixeira and Walter Luis Bernardes Albertoni to be independent members of our Board of Directors.  Walter Luis Bernardes Albertoni is the member appointed by our minority shareholders. Their term of office is expected to commence on May 14, 2020.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	72	Chief Executive Officer	June 13, 2019
Adriano Candido Stringhini	44	Corporate Management Officer	June 13, 2019
Rui de Britto Álvares Affonso	62	Chief Financial Officer and Investor Relations Officer	June 13, 2019
Paulo Massato Yoshimoto	67	Metropolitan Region Officer	June 13, 2019
Ricardo Daruiz Borsari	64	Regional Systems Officer	June 13, 2019
Alceu Segamarchi Junior	62	Technology, Enterprises and Environment Officer	February 20, 2020

Benedito Pinto Ferreira Braga Junior.  See above, “—Board of Directors.”

Adriano Candido Stringhini. Mr. Stringhini has been our Corporate Management Officer since January 2019. He is also the current Governor (Board of Governors) of the World Water Council for the 2019-2021 triennium, he is a member of the Board of Directors of IMESP - Imprensa Oficial do Estado de São Paulo and was elected as Vice-Chairman of the Board of Aberje – Associação Brasileira de Comunicação Empresarial in 2020. He has a master’s degree in Law from the Law School of University of São Paulo (Faculdade de Direito da Universidade de São Paulo – USP). He has a degree in Law from USP and he is specialist in Organizational Strategic Communication and Public Relations from School of Communications and Arts of USP (Escola de Comunicações e Artes – ECA/USP). He was our Head of Communication from April 2009 to January 2019 and Head of Legal Affairs from 2007 to 2009. He was the Head Lawyer of Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos -Finep-SP) of the Ministry of Science and Technology (Ministério da Ciência e Tecnologia) from 2002 to 2007. He was advisor to the Chief Executive Officer of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), between 1999 and 2001. He was a professor in undergraduate and graduate courses of several institutions, among them: Fundação Getúlio Vargas - FGV, Mackenzie University and School of Law of the Lawyers of São Paulo Institute (Escola Paulista de Advocacia do Instituto dos Advogados de São Paulo – IASP).

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

Ricardo Daruiz Borsari. Mr. Borsari has a degree in Civil Engineering and a master’s degree in Civil Engineering from the Polytechnic School of University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP). He was Secretary of Sanitation and Water Resources of the State of São Paulo from May to December 2018. He worked in several positions at the DAEE, among them: Engineer since 1978, Executive Officer from January 2015 to May 2018 and from June 2001 to February 2007, Executive Officer of Engineering and Construction Works from August 2010 to October 2011, Executive Officer of the Technology Center of Hydraulic and Water Resources from July 2008 to October 2011. He was Executive Secretary of the Alto Tietê River Basin Committee from 2001 to 2005 and from 2017 to 2018 and Chief Executive Officer and member of the Board of Directors of Metropolitan Water and Energy Company (Empresa Metropolitana de Águas e Energia – EMAE), from 2011 to 2015. He was a member of the Board of Directors of Companhia Energética de São Paulo - CESP between April 2015 and May 2018. Mr. Borsari was a professor at several institutions, including: School of Engineering of Mackenzie University from 1979 to 1980, School of Engineering of Fundação Armando Álvares Penteado – FAAP, from 1982 to 1986, Polytechnic School of USP, from 1989 to 2004, and Pontifical University Catholic of São Paulo – PUCSP, from 1997 to 2001.

Alceu Segamarchi Junior. Mr. Segamarchi has been our Technology, Enterprises and Environment Officer since February 2020. He holds a degree in Civil Engineering from the Pontifical Catholic University of Campinas (Pontifícia Universidade Católica de Campinas – PUC Campinas) a postgraduate degree in Public Administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV), and a diploma from the Privatization and Infrastructure Program from Harvard University. He worked at the Department of Water and Electricity of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo - DAEE) Superintendent, from February 2019 to February 2020 and from March 2011 to January 2015. Mr. Segamarchi was also Nacional Secretary of Environmental Sanitation of the Ministry of Cities (Saneamento Ambiental do Ministério das Cidades) from May 2016 to April 2017, and worked in the municipality of Sorocaba from April 2017 to December 2018 as Secretary of Sanitation. He also held several leadership positions at Companhia Paulista de Trens Metropolitanos - CPTM from 1996 to 2009 and worked at Ferrovia Paulista S.A. - Fepasa until 1996, where he began his career in 1980.

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

In 2019, 2018 and 2017, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities was R$6.7 million, R$ 4.6 million and R$4.4 million, respectively. At our annual shareholders’ meeting held on April 29, 2019, our shareholders approved R$4.8 million in aggregate compensation payable to members of our board of directors, members of our fiscal committee and our executive officers in 2019. On June 3, 2019, the annual total compensation of the management and members of the audit committee and fiscal council was adjusted to R$6,920 thousand in accordance with our Compensation Policy, amended by our Board of Directors on May 3, 2019. The aggregate compensation was adjusted again on November 26, 2019 to R$6,926 million, due to the election of a new member of the fiscal council.

The table below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	1,417	1,106	848
Board of executive officers	5,000	3,228	3,208
Fiscal committee	275	280	313
Total amount of compensation	6,692	4,614	4,369
Number of members (in individuals)
Board of directors	9	10	7
Board of executive officers	6	6	6
Fiscal committee	4	5	5
Fixed annual compensation
Salary
Board of directors	1,084	851	659
Board of executive officers	2,487	1,849	1,856
Fiscal committee	212	215	247
Direct and indirect benefits
Board of directors	334	255	189
Board of executive officers	1,165	841	796
Fiscal committee	62	65	66
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	1,348	538	556
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	205	162	156
Board of executive officers	867	677	691
Fiscal committee	67	66	62

	Year ended December 31,
	2019	2018	2017
	(in thousands of R$, except where indicated otherwise)
Minimum amount of compensation
Board of directors	121	99	96
Board of executive officers	802	498	439
Fiscal committee	67	60	62
Average amount of compensation
Board of directors	153	115	121
Board of executive officers	810	516	535
Fiscal committee	69	61	62

At our annual shareholders’ meeting held on April 28, 2020, our shareholders approved of R$8.1 million in aggregate compensation payable to the members of our board of directors, members of our fiscal committee and our executive officers in 2020.

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits. This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1.  Our total contributions to the pension plan totaled R$37.0 million, R$36.2 million and R$48.7 million in 2019, 2018 and 2017, respectively.  In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0.  Based on independent actuarial reports, as of December 31, 2019, our obligation under these both plans (G0 and G1) totaled R$3,360.9 million.  For further information on our pension plans see Note 20 to our financial statements included in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$93.5 million, R$110.5 million and R$94.4 million in 2019, 2018 and 2017, respectively.  We do not have a stock‑option plan for our employees.

C.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a two‑year term. Such term may be renewed three consecutive times.  We held our 2020 Annual General Meeting on April 28, 2020, when our shareholders elected new members to our board of directors. Their term of office is expected to commence on May 14, 2020. Our next annual shareholders’ meeting will be held in April 2021.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors.”

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month. Our fiscal committee currently consists of five sitting members and four alternates, since a fifth alternate elected by the minority shareholders resigned in July 2019. All of the current members of our fiscal committee were elected in the shareholders’ meeting held on April 29, 2019, except Ângelo Luiz Moreira Grossi and Andréa Martins Botaro, who joined our fiscal committee on November 26, 2019. Their tenure will end on May 12, 2020, when the members elected at our annual shareholders’ meeting held on April 28, 2020 are expected to take office.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Humberto Macedo Puccinelli	62	Member	April 29, 2019
Pablo Andres Fernandez Uhart	46	Member	April 29, 2019
Manoel Victor de Azevedo Neto	68	Member	April 29 2019
Ângelo Luiz Moreira Grossi	39	Member	November 26, 2019
Alexandre Pedercini Issa(1)	38	Member	April 29, 2019
Marcio Cury Abumussi	51	Alternate	April 29, 2019
Cassiano Quevedo Rosas de Ávila	42	Alternate	April 29, 2019
Nanci Cortazzo Mendes Galuzio	57	Alternate	April 29, 2019
Andréa Martins Botaro	36	Alternate	November 26, 2019

  (1)           Member indicated by the minority shareholders

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our fiscal committee since April 2011.  Mr. Puccinelli holds a degree in Economics from the Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP).  He worked at the Economy and Planning Secretariat State of São Paulo (Secretaria de Planejamento e Gestão do Estado de São Paulo) from 1985 to 1995, at the Health State Department as Assistant Secretary from 1995 to 1996, at the State Treasury from 1996 to 2002, and at the Economy and Planning Secretariat State of São Paulo as Assistant Secretary in 2003.  He has been the Technical Assistant of the State Treasury since January 2004.

Pablo Andrés Fernández Uhart.  Mr. Uhart has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Public Administration from Getulio Vargas Foundation (Fundação Getúlio Vargas – FGV - SP) and an MBA from Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC - RJ). He was also deputy Secretary for Planning and Management of the State of São Paulo and has more than twenty years of experience in finance, having held the positions of Corporate Controller, Head of the Latin America Treasury, Corporate Finance Advisor and Global Risk Manager at Nestlé from 1995 to 2013.

Manoel Victor de Azevedo Neto.  Mr. de Azevedo Neto has been a member of our fiscal committee since April 2019. He holds a degree in Civil Engineering from the Engineering School of the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado – FAAP) and is specialist in traffic engineering. He has been advisor to EMAE’s CEO since February 2019. He worked at the São Paulo Engineering and Traffic Company (Companhia de Engenharia de Tráfego de São Paulo – CET) from 1976 to January 2019, holding the positions of Engineering and Signaling Supervisor from 1990 to 2000, Technical Assistant to the Board of Executive Officers from 2001 to 2002, Chief Operations Officer from 2017 to January 2019. He is a member of the Traffic Division of the São Paulo Engineering Institute and the Traffic Commission of the National Public Transportation Association. He was Deputy Officer and General Coordinator of Normative and Strategic Planning of the National Traffic Department (Departamento Nacional de Trânsito – DENATRAN) and Coordinator of the Thematic Engineering and Signaling Chamber from 1990 to 2000. He was Deputy Secretary of Green and the Environment of the São Paulo city government in 2013 and held other positions in the city government from 2006 to 2016.

Ângelo Luiz Moreira Grossi. Mr. Grossi has been a member of our fiscal committee since November 2019. He holds a bachelor’s degree in Automation and Control Engineering from Federal University of Minas Gerais (Universidade Federal de Minas Gerais - UFMG), an MBA degree in Finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC), an MBA degree in Project Management from the Institute of Technological Education (Instituto de Educação Tecnológica - IETEC), and a specialization degree in Business Management from the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV).  He was Corporate Production Manager at RHI-Magnesita from November 2004 to March 2012; Project Manager at Grupo J. Mendes (Ferro + Mineração, an iron ore company) from March 2012 to May 2015; Operations Manager at Rede Mater Dei de Saúde from 2015 to 2016; Planning, Finance and Investor Relations Officer (CFO) at Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária - INFRAERO) from June 2016 to January 2019; member of the Fiscal Council of Aeroportos Brasil Viracopos, from 2017 to 2018; and member of the Board of Directors of Agricultural Development Company of São Paulo (Companhia de Desenvolvimento Agrícola de São Paulo - CODASP) from February to August 2019. Currently, he works as Director of Planning, Management and Finance at Air Transport Department of the São Paulo State government (Departamento Aeroviário do Estado de São Paulo - DAESP), and is a member of the Board of Directors of Desenvolvimento Rodoviário S.A. - DERSA, a São Paulo State road development company.  In 2018, Mr. Grossi was honored with a Certificate of Recognition by GCSM (Global Council of Sales and Marketing) in recognition of the work he carried out at INFRAERO.

Alexandre Pedercini Issa. Mr. Padercini has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Administration from Milton Campos College (Faculdade Milton Campos) and an MBA in Strategic Business Management from the Foundation for Education and Culture of Minas Gerais (Fundação Mineira de Educação e Cultura – FUMEC). He is a member of the Board of Directors of Banco da Amazônia and since 2017 has been a member of the Board of Directors of the sanitation company of the State of Minas Gerais (Companhia de Saneamento de Minas Gerais – COPASA) from 2011 to 2016, a member of the fiscal committee of the telecommunications provider that is part of the Minas Gerais Energy Company Group (Companhia Energética de Minas Gerais – CEMIG) between 2013 and 2015, and member of the board of directors of the Minas Gerais Gas Company (Companhia de Gás de Minas Gerais), from 2015 to 2016.

Marcio Cury Abumussi. Mr. Abumussi has been a member of our fiscal committee since April 2019.  He holds a degree in Mechanical Engineering from Universidade Paulista and a post-graduate degree in Public Management – Management, Accounting and Finance from Fundação Instituto de Pesquisas Contábeis Atuariais – FIPECAFI. Mr. Abumussi was the Head of the Technical Department of the Secretariat of Finance of the State of São Paulo, in which he has held several roles, among which: technical assistant from 1997 to 2001, Head of the technical division from 2001 to 2008, Head of the technical department from 2009 to 2019 and general administrative coordinator in 2017. He is a sitting member of the Fiscal Council of São Paulo Previdência - PREVCOM, He was a sitting member of the Fiscal Council of Companhia Paulista de Securitização – CPSEC from 2010 to 2017, Fiscal Council of  Companhia Paulista de Processamento de Dados - PRODESP from 2018 to 2019 and alternate member of the Fiscal Council of Empresa Paulista de Planejamento Metropolitano S.A. – Emplasa from 2010 to 2011.

Cassiano Quevedo Rosas de Ávila.  Mr. Ávila has been a member of our fiscal committee since April 2019. He holds a degree in Law from Sorocaba Law School (FADI), and a graduate degree in Public and State Law from Itu Law School (Faculdade de Direito de Itu - FADITU), a graduate degree in Administrative Law from the Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC/SP), a graduate degree in Environmental Law from Mackenzie Presbyterian University (Universidade Presbiteriana Mackenzie). He also holds a Master’s degree in Public Policies and Management from the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV).  Mr. Ávila is currently the Chief of Staff at the Housing Office of the São Paulo State government, where he accounts for Public-Private Partnerships Group of the Agência Paulista de Habitação Social - Casa Paulista. He was advisor at the Sorocaba Association of Engineers and Architects and at Companhia de Desenvolvimento Habitacional e Urbano de São Paulo – CDHU. He was also an Administration and Infrastructure Officer in SPTrans.

Nanci Cortazzo Mendes Galuzio.  Ms Galuzio has been a member of our fiscal committee since April 2019. Ms. Galuzio holds a bachelor’s degree in Law from Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC/SP), and a postgraduate degree in Business Law and Business Management Information Systems from the same institution.  She also graduated from George Washington University. Currently, she is the Administrative and Financial Director at the Fundação Florestal of the Infrastructure and Environment Secretariat of the São Paulo State government. Previously, she worked as Corporate Management Director of Companhia Paulistana de Securitização from 2011 to 2013, Legal Manager at Emplasa S.A. from 2003  to 2011. She was a member of the Board of Directors of EMAE from 2014 to 2017 and a member of the Board of Directors of CPOS and of Develops SP, both from 2018 to 2019.

Andréa Martins Botaro. Ms Botaro has been a member of our fiscal committee since November 2019. She holds a bachelor’s degree in Business Administration from São Camilo University Center (Centro Universitário São Camilo). She has been a technical advisor at the Government Secretariat (Secretaria de Governo)_of the São Paulo State government since June 2016. Ms. Botaro has more than 15 years of experience in the public sector and held positions at the Secretariat of Civil House (Secretaria da Casa Civil) of the São Paulo State government from 2014 to 2015; Secretariat of Logistics and Transport (Secretaria de Logística e Transportes) from 2007 to 2014; Secretariat of Energy, Water Resources and Sanitation (Secretaria de Energia, Recursos Hídricos e Saneamento) from 2005 to 2007; Secretariat of Energy (Secretaria de Energia) and São Paulo Energy Company (Companhia Energética de São Paulo - CESP) from 2001 to 2002.

We held our Annual General Meeting on April 28, 2020.  During the meeting our shareholders also elected (i) Fabio Bernacchi Maia, Pablo Andrés Fernández Uhart, Edson Tomas de Lima Filho, Ângelo Luiz Moreira Grossi and Reginaldo Ferreira Alexandre to be sitting members of our Fiscal Committee; and (ii) Marcio Cury Abumussi, Cassiano Quevedo Rosas de Ávila, Nanci Cortazzo mendes Galuzio, Andréa Martins Botaro and Gisélia da Silva to be alternate members of our Fiscal Committee.  Mr. Reginaldo Ferreira Alexandre and Ms. Gisélia da Silva are the members appointed by our minority shareholders, and their appointmemt is subject to review by our Eligibility and Advisory Committee to ensure that they comply with the relevant requirements of their functions.   Their term of office is expected to commence on May 12, 2020.

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

The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements. The audit committee is also responsible for supervising all matters relating to the Code of Business Conduct and Ethics, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy.  The audit committee and its members have no decision-making powers or executive functions.

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

The following are the names, positions and dates of election of the members of our audit committee:

Audit Committee Members	Position	Date Elected
Ernesto Rubens Gelbcke	Coordinator and Financial Expert	June 21, 2018
Lucas Navarro Prado	Member	June 21, 2018
Luís Eduardo Alves de Assis	Member	June 21, 2018

We held our Annual General Meeting on April 28, 2020.  During the meeting Ernesto Rubens Gelbcke and Luís Eduardo Alves de Assis were not reelected by our shareholders. The new members of our Audit Committee are expected to be elected by our Board of Directors on May 14, 2020.

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

The following are the names, positions and dates of election of the members of our Eligibility and Advisory Committee:

Eligibility and Advisory Committee	Position	Date Elected
Fábio Aurélio Aguilera Mendes	Member	June 3, 2019
Laura Diaz Montiel	Member	June 3, 2019
Paula Cristina Nassif Elias de Lima	Member	June 3, 2019

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

D.      Employees

As of December 31, 2019, we had 13,945 full‑time employees. On December 31, 2019, we had 1,049 interns and 624 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2019	2018	2017
Number of employees by category of activity:
Projects and operations	10,212	10,683	9,176
Administration	2,163	2,074	2,147
Finance	419	433	387
Marketing	1,151	1,259	1,962
Number of employees by corporate division:
Head office	1,451	1,485	1,342
São Paulo metropolitan region	6,425	6,661	6,353
Regional Systems	6,069	6,303	5,977
Total number of employees	13,945	14,449	13,672

The average tenure of our employees is approximately 19.7 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 62% of all our employees are members of unions.  The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo – SINTAEMA; (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira – SINTIUS; (iii) the Union of Engineers of the State of São Paulo – SEESP; (iv) the Union of Attorneys of the State of São Paulo – SASP; and (v) the Union of Industrial Technicians of the State of São Paulo – SINTEC.

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

The collective bargaining agreement signed in 2019 resulted in: (i) a salary increase of 4.99% (which corresponds to the inflation adjustment for the period); (ii) a 4.99% increase in meal vouchers; (iii) a 4.99% increase in food assistance; (iv) a 38.59% increase in nursery stipends; (v) maintenance of the clause from the 2018/2019 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis. In 2019, 2018 and 2017 there were no strikes. Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

E.      Share Ownership

As of December 31, 2019, less than 1% of our common shares were owned by our directors and executive officers. See “Item 7.A. Major Shareholder” for more information.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholder

Our outstanding capital stock consists of 683,509,869 common shares, without par value.  Under state laws, the State is required to own at least one‑half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights. The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2019:

	Shares	%
State of São Paulo(1)	343,524,291	50.3%
Directors and executive officers of Sabesp	3,000	0.0%
Others	339,982,578	49.7%
Total(2)	683,509,869	100.0%

(1)

It includes 343,524,285 shares held by the Secretariat of Finance and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo) and 6 shares held by Companhia Paulista de Parcerias, or CPP, which is controlled by the Government of the State of São Paulo.

(2)	As of December 31, 2019, 62% of our outstanding common shares were held by 12,561 registered shareholders in Brazil.

As of December 31, 2019, 15% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of December 31, 2019, 27 record holders of ADSs in the United States.

On May 12, 2017, we announced that the State of São Paulo’s Privatization Program Board, established by State Law No. 9,361/1996, dated as of July 5, 1996, resolved to take the following measures:

(i)	to proceed with studies aiming to provide alternatives to our current capitalization model;

(ii)	the hiring of the International Finance Corporation, a member institution of the World Bank Group; and

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

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. If and once formed, this controlling company may affect future shareholding in and the control of our company. Due to elections for state government in the second half of 2018, this operation was suspended, and we are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control. On April 24, 2019 the CDPED established a working group aimed at discussing alternative corporate structures for us. We cannot assure that any potential corporate reorganization, including a change of control, will not have a material adverse effect on our business, financial condition or results of operations. The São Paulo State Government, our major shareholder, is awaiting the approval of changes to the basic sanitation legislation to decide if it will implement our potential corporate reorganization, which may involve a privatization or a capitalization plan.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$556.6 million in 2019, R$501.1 million in 2018 and R$463.0 million in 2017.  Our accounts receivable from the State for sanitation services totaled R$103.3 million, R$105.7 million and R$106.0 million, as of December 31, 2019, 2018 and 2017, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2019, 2018 and 2017, we made payments to former employees of R$184.8 million, R$180.8 million and R$179.5 million, respectively in respect of Plan G0.  The State made reimbursements in 2019, 2018 and 2017 in the amounts of R$152.1 million, R$173.5 million and R$192.9 million, respectively.

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

On December 11, 2001, we entered into an agreement with the State and the DAEE.  Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State‑appointed auditor, to pay us amounts it owed to us in respect of:

•

water and sewage services we provided to governmental agencies, State owned autonomous entities and foundations through December 1, 2001, and that was not offset in accordance with the September 1997 memorandum of understanding, in the total amount of R$358.2 million.  This amount was renegotiated and included in the second amendment to this agreement discussed below; and

•

supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State owned companies which merged to form our company; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State, in the total amount of R$320.6 million.  This amount was renegotiated and included in the third amendment to this agreement discussed below.

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

The principal amount is payable in 180 installments, as follows:

•

The first 24 installments were settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista- CTEEP), totaling R$87.2 million, based on the share closing price as of March 17, 2015. As of April 20, 2016, we sold these shares for R$111.1 million; and

•

The amount of R$609.1 million, payable in 156 monthly installments, was adjusted by IPCA until the initial payment date on April 5, 2017, after which installments are adjusted by IPCA plus simple interest of 0.5% per month.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2019, the Disputed Reimbursement Amount amounted to R$1.195.2 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 10 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2019, we had made a provision of R$3.046.3 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

On May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision. Following this revision cycle, ARSESP is passing-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. In the current tariff cycle, our only contract that provides for this and complies with ARSESP’s requirements is with the municipality of São Paulo and, accordingly, today 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure are being passed through to our tariffs. Prior to May 9, 2018, our tariff had never included any pass-through to tariffs related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. This administrative appeal was denied by ARSESP on February 28, 2019. For more information, see “Item 4.B. Business Overview—Tariffs—Tariff Readjustment and Revisions.”

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

We also entered into credit agreements with JICA, which were guaranteed by the federal government, with counter‑guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, on August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, in October 2010, for an aggregate principal amount of $6,208 million; and (iv) the Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million.

For more information on the aforementioned loans, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing.”

Use of Reservoirs

We withdraw water for use in the São Paulo metropolitan region from the Guarapiranga and Billings reservoirs.  We do not pay any fees for the use of these reservoirs, although we are responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.

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

On April 11, 2016, we were also named in a separate lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE. On August 7, 2017 we were named in a new lawsuit against us, EMAE and the National Electric Energy Agency (Agência Nacional de Energia Elétrica, or ANEEL), brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The settlement agreement between EMAE and us does not necessarily put an end to the separate lawsuits. For more Information, see “Item 3.D. Risk Factors — Risks Relating to Our Control by the State of São Paulo — Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.”

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations. . In addition, we may be ordered to pay any indemnity to EMAE if the agreement is judicially invalidated, which could have material adverse effects on our financial condition and operating results.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 11,326 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2019, 2018 and 2017 amounted to R$4.9 million, R$8.9 million and R$9.9 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.1 million in 2019 and 2018. There were no expenses related to personnel assigned by other entities to us in 2017.

Non‑operating Assets

As of December 31, 2019, we had an amount of R$3.6 million related to a land and lending structures compared to R$0.1 million as of December 31, 2018.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$22.5 million, R$20.8 million and R$19.2 million in 2019, 2018 and 2017, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, Defined Contribution Plan (SABESPREV Mais).  Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members. Contributions to the new plan are also shared between plan members and us, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.  In September 2012, the judge presiding over the case ordered a financial expert inspection and in early 2013 a financial expert was appointed to the case.  The results of this inspection were unfavorable to the representative entities for our employees and ex‑employees and in 2016 the proceeding was dismissed, revoking the interim decision made in October 2010.

In 2016, participants were again offered the ability to migrate according to the rules established by the regulatory authority.   The Retiree and Pensioneer Association filed a judicial proceeding questioning the amounts that were transferred from the benefits plan to the individual accounts of the participants who migrated to the Defined Contribution Plan.  On March 14, 2018, the judge presiding over the case held that the adjustment of the Defined Benefit Plan’s actuarial deficit was permitted and terminated the lawsuit related to the migration process of members from the Defined Benefit Plan to the Defined Contribution Plan.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$5.3 million, R$4.1 million and R$3.8 million in 2019, 2018 and 2017, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$1.3 million, R$0.5 million and R$0.6 million related to the bonus program was accrued to executive officers in 2019, 2018 and 2017.

For further information on management compensation, see “Item 6.B. Directors and Senior Management—Compensation.”

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

We entered into a loan agreement with the special purpose enterprise Aquapolo Ambiental S.A. on March 30, 2012 under which we made loan to finance the operation, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2019, the principal and interest balance of this agreement was R$35.0 million, recorded as non-current assets under “Other Accounts Receivable.”

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

As of December 2019, we had completed approximately 28.2 thousand sewage connections under the Pró-Conexão program.

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

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.14 to our financial statements included in this annual report. As of December 31, 2019, we have provisions totaling R$192.9 million for the matters stated in Note 19 to our financial statements included in this annual report.

Other Legal Proceedings

On December 30, 2003, the Civil Entity Coordination Committee of Piracicaba filed a civil class action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims relief for:  (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system.  In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility. We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited.  The amount involved in this proceeding as of December 31, 2019 is R$26.6 billion. We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

On May 18, 2016, the Public Prosecutor’s Office of the State of São Paulo filed a Public Civil Action combined with a preliminary injunction, requesting, in summary that: (i) we cease to dispose of untreated domestic and industrial sewage through a marine outfall in Santos Bay, under penalty of paying a daily fine; and (ii) we pay environmental and public health damages as a result of the disposal of untreated sewage in Santos Bay, calculated as of the date of installation of the marine outfall until the date we implement more advanced sewage treatment mechanisms. In October 2017, the lawsuit was dismissed by the lower court. The Prosecutor’s Office appealed the decision, which was rejected in November 2019. Subsequently, the Prosecutor’s Office appealed to the High Court of Justice and the Supreme Court, which are currently reviewing the admissibility of the case. The amount involved in this proceeding as of December 31, 2019 is R$2.9 billion. We have assessed that we do not have a current obligation as a result of this past event, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2019, 2018 and 2017 the balance of our legal reserve was R$1,368.4 million, R$1,200.0 million and R$1,058.3 million, respectively, which was equal to 9.1%, 8.0% and 10.6%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2019, 2018 and 2017 we had an investment reserve of R$6,098.6 million, R$3,840.4 million and R$6,939.3 million, respectively.

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

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25.0%, rather than a fixed monetary amount per share.  Brazilian Corporate Law, however, permits a publicly held company, such as us, to suspend the mandatory distribution if the board of directors and the fiscal committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to the approval of holders of common shares.  In this case, the board of directors must file a justification for such suspension with the CVM.  Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments. As of the date of this annual report, we do not intend to suspend the distribution of dividends during the ongoing COVID-19 pandemic.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amount of R$799.8 million recognized as of December 31, 2019 correspond to the minimum established by law of 25.0% of the net income and the difference of R$141.2 million will be recorded in 2020 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2019, 2018 and 2017 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2019*	941.0	June 27, 2020	1.38	1.38
2018	792.2	June 28, 2019	1.16	1.16
2017	703.9	June 26, 2018	1.03	1.03

  *        We recorded dividends in the amount of R$799.8 million, which pursuant to our bylaws is our minimum dividend amount.  We expect to pay the dividends on May 29, 2020.

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

Market of our ADSs

Our ADSs, each of which represents one of our common shares are listed on the NYSE under the trading symbol “SBS.”

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

Trading on the B3 is conducted between 10:00 a.m. and 4:55 p.m. or from 10:00 a.m. to 5:55 p.m. (during daylight savings time in Brazil).  The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the “after market.” The after-market session is restricted to certain stocks that were traded in the portfolios IBOV and/or IBrX and that were traded on the same day during the regular negotiation. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

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

Investment Reserve

Our investment reserve is composed specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2019, we had an investment reserve of R$6,098.6 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2019, the balance of our legal reserve was R$1,368.4 million.

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

C.      Material Contracts

For a description of the material contracts entered into by the State and us, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo” and “Item 7.B. Related Party Transactions—Agreements with the State.”

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
•

be registered with the Federal Tax Authority (Secretaria da Receita Federal), or the “RFB,” pursuant to RFB Normative Instruction No. 1,548/2015, of February 13, 2015, and RFB Normative Instruction No. 1,863/2018, of December 27, 2018.

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

Thus, gains, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•

are exempt from income tax when assessed on a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or

•

in all other cases, including gains realized by a non-Brazilian holder that is not a 4,373 holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate.  In these cases, a withholding income tax at a rate of 0.005% will be applied and can later be offset with the eventual income tax due on the capital gain.

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

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax.  Any gain on the sale or assignment of preemptive rights relating to the common shares by a non‑Brazilian holder of common shares will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

There is no assurance that the current preferential treatment for non‑Brazilian holders of common shares under CMN Resolution No. 4,373/2014 will continue in the future or that it will not be changed in the future.  Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

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

Discussion on Low or Nil Taxation Jurisdictions

On June 24, 2008, Law No. 11,727/2008 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules.  In this conception, privileged tax regimes are more comprehensive than tax havens.  A “privileged tax regime” is considered to be a jurisdiction which:  (i) does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non‑resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non‑resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.  On 2014 the Brazilian Revenue Service Ordinance 488 was published, reducing from 20% to 17% the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

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

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark‑to‑market method of accounting for their securities holdings, banks or other financial institutions, tax‑exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass‑through entities and investors in a pass‑through entity, persons owning 10% or more of our stock, or persons whose “functional currency” is not the U.S. dollar.

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

Exchange Rate Risk

As of December 31, 2019 and 2018, R$6,358.8 million and R$6,669.4 million, or 48.0% and 50.7%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and Yen-denominated debt that would have resulted as of December 31, 2019, 2018 and 2017 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and Yen against the real would have been approximately R$63.6 million, R$66.7 million and R$56.7 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$635.9 million, R$666.9 million and R$567.3 million as of December 31, 2019, 2018 and 2017, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year ended December 31,
	2019	2018	2017
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	4.0	17.1	1.5
Depreciation (appreciation) of the real in relation to the Yen	5.3	20.0	5.4

We have not contracted derivative financial instruments in the years ended December 31, 2019, 2018 and 2017.

For further information regarding foreign currency risk, see Note 5.1(a) to our 2019 financial statements included in this annual report.

As of December 31, 2019, 2018 and 2017, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2019 and 2018, R$1,680.3 million, or 12.7%, and R$1,642.4 million, or 12.5%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2019 and 2018, R$1,881.9 million, or 14.2%, and R$1,261.7 million, or 9.6%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2019 and 2018, R$2,837.9 million and R$2,982.0 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2019 and 2018, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$2,253.2 million and R$3,029.2 million as of December 31, 2019 and 2018, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$132.4 million, R$131.5 million and R$121.0 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2019, 2018 and 2017, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,324.5 million, R$1,315.3 million and R$1,210.1 million as of December 31, 2019, 2018 and 2017, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2019.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2019 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2019
	Expected maturity date
	2020	2021	2022	2023 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	2,253.2	-	-	-	2,253.2

Liabilities
Long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	134.8	133.4	138.2	1,273.9	1,680.3	7.8%
Floating rate, denominated in reais indexed by TJLP	208.1	180.7	159.8	833.8	1,382.4	9.4%
Floating rate, denominated in reais indexed by IPCA	387.8	119.3	119.3	779.1	1,405.5	8.4%
Floating rate, denominated in reais indexed by CDI	168.5	274.9	374.7	1,063.8	1,881.9	5.1%
Fixed rate, denominated in reais	78.7	52.2	32.2	372.7	535.8
Floating rate, denominated in U.S. dollars	294.1	225.6	225.6	2,092.7	2,838.0	3.4%
Fixed rate, denominated in Yen	173.8	154.8	154.8	1,623.4	2,106.8	1.5%
Fixed rate, denominated in U.S. dollars	1,414.0	-	-	-	1,414.0	3.3%
Total long‑term debt	2,859.8	1,140.9	1,204.6	8,039.4	13,244.7	5.5%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which  was 0.00% per month as of December 31, 2019; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 4.40% per annum as of December 31, 2019; IGP‑M was 7.30% per annum as of December 31, 2019; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.57% per annum as of December 31, 2019.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2019	2019	2017
Floating rate debt:
Denominated in U.S. dollars	19.0%	22.2%	23.3%
Denominated in reais	48.0%	45.0%	48.5%
Fixed rate debt:
Denominated in reais	4.0%	4.3%	4.6%
Denominated in Yen	16.0%	15.5%	14.1%
Denominated in U.S. dollars	13.0%	13.0%	9.5%
Total	100.0%	100.0%	100.0%

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees.  The depositary has also agreed to pay the standard out‑of‑pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse us. The  amount of reimbursement available to us is tied to the amount of fees the depositary collects from investors.

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

Reimbursement of Fees Incurred in 2019

From January 1, 2019 to December 31, 2019, we received reimbursements in the amount of US$655,400 for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

Part II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a)‑15(e), as of the year ended December 31, 2019.

As a result of this analysis, our principal executive officer and principal financial officer concluded that (i) our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2019; (ii) that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms; and (iii) that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control - Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2019, we maintained effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting. That report is included below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Board of Directors and Management of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, São Paulo – SP

Opinion on Internal Control Over Financial Reporting

We have audited Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial position of the Company as of December 31, 2019 and 2018, the related the related statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes(collectively, the financial statements), and our report dated April 30, 2020 expressed an unqualified opinion on those  financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Financial Statments. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/S/ KPMG Auditores Independentes

São Paulo – Brazil

April 30, 2020

D. Changes in internal control over financial reporting

There have been improvements in our internal control over financial reporting as of December 31, 2019. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, has been actively engaged in the implementation of remediation efforts to address our material weakness as of December  31, 2018 and previously disclosed in our 2018 Annual Report on Form 20-F.

Our management established major actions that have been implemented to remediate the material weakness related the service account (ERP system support) with privileged access. These actions included:

•

Implementing more stringent formalized procedures and controls to ensure that privileged access occurs only on an exceptional basis and for the necessary time, subject to due justification and based on the authorization of two managers;

•	Introducing review of the access logs of the relevant account by an independent professional;
•	Promoting the periodic review of users with privileged access; and
•	Establishing automated monitoring by the internal audit department to timely identify the accesses granted in exceptional situations.

As a result of this work, we have concluded that the previous material weakness as disclosed in our 2018 Annual Report on Form 20-F has been remediated as of December 31, 2019.

In addition, as from January 1, 2019, we adopted IFRS 16 (Leases) that required the implementation of new controls and the modification of certain accounting processes related to the recognition, measurement, presentation and disclosure of leases. The impact of these changes was not material in respect of our internal control over financial reporting. Our management identified no other changes in our internal control over financial reporting that occurred during our the fiscal year ended December 31, 2019 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.      CODE OF ETHICS

We have adopted a code of ethics and conduct called the Code of Conduct and Integrity, which applies to all of our employees, including our directors, chief executive officer, chief financial officer and investor relations and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Conduct and Integrity, we have an Ethics Commission and an internal Whistle-Blower Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Recurring cases are reported to the Ethics Commission, which urges the related departments to develop preventive actions.  In 2019, 174 events were reported to the Whistle-Blower Channel.  During 2019, 45 of our employees or outsourced employees received penalties (20 warnings, two suspension and 23 dismissals).  Our Ethics Commission is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Business Conduct and Ethics for all of our employees.  Our Code of Conduct and Integrity is available on our web site at http://www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.  If we amend the provisions of our Code of Conduct and Integrity, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Business Conduct and Ethics, without charge, upon request to sabesp.ri@sabesp.com.br.

Federal Law No. 13,303/16, State Decree 62,349/16 and the new Novo Mercado rules require the adoption of a Code of Conduct that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. See “Item 16G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies.”  We will disclose the amendment on our web site at the address listed above.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2019.

The following table presents the aggregate fees for professional services and other services rendered to us by KPMG Auditores Independentes in 2019 and 2018:

	Year ended December 31,
	2019	2018
	(in millions of reais)
Audit Fees(1)	2.9	2.8
Audit‑Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	2.9	2.8

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

Except as disclosed above, KPMG Auditores Independentes did not provide any non-audit services to us.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law and Federal Law No. 13,303/16 (the Brazilian State-owned Companies Law).  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements.  The audit committee is also responsible for supervising all matters relating to the Code of Business Conduct and Ethics, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy. The audit committee comprises three members appointed by the board of directors, and, pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution. The members of the audit committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the board of directors. In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of his or her term. The current members of our audit committee are Ernesto Rubens Gelbcke, Lucas Navarro Prado and Luís Eduardo Alves de Assis. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Ernesto Rubens Gelbcke is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations, Federal Law No. 13,303/16 and State Decree 62,349/16. See “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment” and “Item 16.G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies,” our Report on Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website.  We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE.  Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.

However, Federal Law No. 13,303/16, State Decree 62,349/16 and the Novo Mercado Regulations require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We adopt and disclose a Code of Business Conduct and Ethics which complies with the requirements made by the Brazilian laws and regulations, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules.

We have had a Code of Business Conduct and Ethics since 2006, and the latest version was approved by the Board of Directors in June 2018. It is available on www.sabesp.com.br/investidores, section “Governança Corporativa” Corporate Governance), and on the Brazilian Securities Commission (www.cvm.com.br).

The Code of Conduct and Integrity is introduced to Company’s Officers, Board of Directors, Board of Auditors, Audit Committee, Eligibility and Counselling Committee and to all the other employees during the integration program which is tailored to their positions.

Moreover, we require our suppliers and other related third-party to comply with our Code of Business Conduct and Ethics as well and the non-compliance acts are subjected to sanctions under the contract and other measures according to applicable laws and regulations.

Any breach of the Code of Conduct and Integrity is subject to internal investigations and disciplinaries measures applicable on a case-by-case basis.

The Code of Conduct and Integrity is frequently updated in order to comply with new laws and regulations.

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

We have a Compliance Program which was approved by the Board of Directors and is updated periodically. The last update was in December 2018. The program was established in accordance with the Brazilian Anticorruption Law, Foreign Corrupt Practices Act, Federal Law No. 13,303/16, the Novo Mercado Regulations, and Brazilian Office of the Comptroller General’s (CGU) guidelines.

As a semi-public company, our Compliance Program encompasses two distinct situations – active corruption and passive corruption, as established in Brazilian anti-corruption legislation – and follows the recommendations of the Organization for Economic Cooperation and Development, the United Nations Office on Drugs and Crimes, and the World Bank to establish an ethical culture. Our program incorporates and focuses on high management, structural functioning, the provision of complaint hotlines, monitoring of third-party relations, governance and internal controls, risk management, training and communication.

 The program currently consists of a set of internal mechanisms and procedures related to integrity, monitoring and incentives to report irregularities. The program also focuses on the effective implementation of the Code of Business Conduct and Ethics as well as other policies and guidelines aimed at preventing fraud, corruption and other harmful acts against public administration.

As part of the program, we created the Conduct and Integrity Learning Track (Trilha de Aprendizagem de Conduta e Integridade) which consists of a continuous training program directed to the entire company staff, reinforcing the importance of acting in accordance with laws, regulations and internal policies. The main topics covered are: integrity, ethics, sexual and moral harassment, diversity, corruption, fraud and conflicts of interest.

In 2019 we also conducted on-site training on Prevention and Fight Against Fraud and Corruption based on national and international laws to disseminate best practices and adopt a culture of integrity for our employees and officers and those responsible for the compliance areas of our special purpose companies. We also train our directors, officers and members of the Fiscal Council on issues related to corporate governance and integrity and carry out specific training for employees who work in the process of investigating complaints.

Additionally, this year we carried out the “Ethics Visits” Project throughout our business units, which held more than one hundred workshops with our employees, throughout 30 municipalities where we provide water and sewage services.

In 2019, we also started a new cycle of mapping and analyzing risks, mainly on fraud and corruption, as well as the necessary measures to mitigate them. We are evaluating 14 critical macroprocesses, through interviews with managers and executives, to identify their perception of the risks of fraud and corruption related to strategic guidelines.

Further, we provide the Trust Channel, which is a tool made available to employees make inquiries on any questions related to the ethical behavior within our business. We ensure confidentiality and anonymity to whoever uses this tool.

We also provide complaint hotlines to report cases of fraud, corruption, unlawful acts, breaches of the Code of Business Conduct and Integrity and other activities that could harm our interests and principles. This information is available and is easily accessible and identifiable on our website. Anonymity is guaranteed in all cases, except when there is a court decision to the contrary.

For related-party transactions, establishment of special purpose vehicles or when required, background checks are adopted in order to detect information relating to history and reputation, relationships with public agencies or agents, company corporate structure and restrictive lists, including corruption proceedings and investigations, to ensure that the terms and conditions of the transaction do not result in a material risk of violation of applicable anti-corruption laws.

Among the compliance practices, we encourage the adoption of integrity measures among our suppliers by providing contractual clauses to ensure compliance with ethical standards and the prohibition of fraud and corruption practices, in addition to monitoring related party transactions.

Our department responsible for the application and improvement of the Compliance Program acts with autonomy, independence and impartiality and reports to the CEO. Depending on the individuals involved in the allegations, the department may file a report to Board of Directors, Fiscal Committee and Audit Committee, to which it also makes periodical reports on its activities.

As a result of our efforts, we did not register any corruption cases in 2019.

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

ITEM 19.         EXHIBITS

Item	Description
1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on December 9, 2019).
2.1	Description of Securities registered under Section 12 of the Exchange Act.
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
4.19*

First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).

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

Date: April 30, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2019 and 2018

And for the years ended

December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the Company) as of December 31, 2019 and 2018, the related statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accouting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the fair value of the concession agreement with the municipality of Santo André

As discussed in notes 5.4, 9 (a) and 14 to the financial statements, on July 31, 2019, the Company, São Paulo State and the city of Santo André entered into a concession agreement which granted the Company the right to provide sanitation services in the Municipality of Santo André for a period of 40 years. In exchange, the Company gave up its rights to certain receivables from Santo André Municipal Water and Sanitation Service (SEMASA). As a result of this transaction, SABESP recognized R$ 1,337 million of revenue in the year ended December 31, 2019 based on the Company’s estimate of the fair value of the concession agreement. The fair value was estimated by the Company using a discounted cash flow methodology which required a number of unobservable inputs.

We identified the assessment of the fair value of the concession agreement with the municipality of Santo André as a critical audit matter. This was due to the high degree of auditor judgment, subjectivity, and effort required to perform the procedures to evaluate management’s fair value calculation and its significant unobservable inputs. These included the future revenues, as well as the underlying assumptions related to tariffs and volumes of water and sewage based on SEMASA’s average consumption history, and  estimates of future operational costs based on historical trends and experience and the determination of the discount rate to be used.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls related to the process for developing the fair value estimates of the concession agreement, including controls related to the determination and approval of the future revenues, estimates of future operational costs and the discount rate. We involved valuation professionals with specialized skills and knowledge who assisted in:

(i) testing the Company’s process to develop the fair value estimate, including evaluating whether the data, inputs, discount rate and assumptions are relevant and reliable and whether the models and methodologies used are appropriate;

(ii) evaluating management’s discount rate used by comparing it to an independently developed discount rate;

(iii) evaluating the Company’s assumptions related to the: (a) future revenue growth rates, including the underlying assumptions related to tariffs and volumes of water and sewage based on SEMASA’s average consumption history; and (b) estimates of future operational costs based on historical trends and experience, by comparing them to information from internal and external sources, as available; and

(iv) developing an estimate of the fair value using the Company´s future revenues and operational costs and the independently developed discount rate, and comparing this to the Company’s fair value estimate.

Evaluation of provisions and disclosures for environmental lawsuits

As discussed in notes 3.15, 6 (e) and 19 to the financial statements, the Company is involved in environmental lawsuits related to fines imposed by public bodies and other such authorities for alleged environmental damages caused by the Company. The Company, with the support and evaluation of its internal and external legal advisors, determines the likelihood of loss and, where possible, estimates the amount of any eventual outflow of resources, for each lawsuit. The Company records a provision when it is probable that an outflow of resources will be required and when the outflow can be reasonably estimated. The Company discloses a contingency whenever the likelihood of loss is considered possible, or when the likelihood of loss is considered probable but it is not possible to reasonably estimate the amount of the outflow.

We identified the evaluation of provisions and disclosures for environmental lawsuits as a critical audit matter because it required challenging auditor judgment and effort due to the subjective nature of the judgments about the likelihood of loss of the environmental lawsuits and the estimates of the amounts that would be paid in the event of loss.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s environmental lawsuit process, including controls related to the review and approval of the determination of the likelihood of loss and the estimate of the loss amount, as well as controls over the financial statement disclosures. We obtained and evaluated letters from the Company’s legal advisors in relation to the lawsuits including their assessment of the likelihood of loss and estimates of eventual payments in the event of loss. We compared these assessments and estimates to those used by the Company and evaluated the sufficiency of the Company’s provisions and disclosures as they related to environmental lawsuits. We involved professionals with specialized skills and knowledge to assist in evaluating the assumptions used by the Company in determining the likelihood of loss for a sample of environmental lawsuits, by considering the merits of the lawsuits, judgments in similar cases, the current status of the lawsuits and other available public information.

We have served as the Company’s auditor since 2016.

/S/ KPMG Auditores Independentes

São Paulo – Brazil
April 30, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2019 and 2018

Amounts in thousands of reais

Assets	Note	December 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents	7	2,253,210	3,029,191
Trade receivables	9 (a)	2,137,752	1,843,333
Accounts receivable from related parties	10 (a)	192,906	174,148
Inventories		70,454	65,596
Restricted cash	8	26,018	31,900
Recoverable taxes	17 (a)	141,266	380,703
Other receivables		74,532	77,371
Total current assets		4,896,138	5,602,242

Noncurrent assets
Trade receivables	9 (a)	215,275	209,083
Accounts receivable from related parties	10 (a)	657,990	669,102
Escrow deposits		177,982	152,018
Water National Agency – ANA		32,466	49,136
Other receivables		119,646	103,310

Investments	11	53,187	44,587
Investment properties	12	47,562	47,620
Contract assets	13	7,617,714	7,407,948
Intangible assets	14	32,325,447	29,012,460
Property, plant and equipment	15	314,393	267,612

Total noncurrent assets		41,561,662	37,962,876
Total assets		46,457,800	43,565,118

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2019 and 2018

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2019	December 31, 2018
Current liabilities
Trade payables and contractors		369,631	465,993
Borrowings and financing	16	2,859,843	2,103,612
Accrued payroll and related taxes		594,279	564,830
Taxes and contributions	17 (b)	250,318	200,563
Interest on capital	23 (c)	800,352	673,765
Provisions	19 (a)	550,247	458,387
Services payable	21	474,078	454,022
Public-Private Partnership - PPP	14 (g)	110,291	137,827
Program Contract Commitments	14 (c) (iv)	273,932	230,695
Other liabilities		170,453	108,938
Total current liabilities		6,453,424	5,398,632

Noncurrent liabilities
Borrowings and financing	16	10,384,866	11,049,184
Deferred income tax and social contribution	18	433,996	261,242
Deferred Cofins and PASEP		143,693	140,830
Provisions	19 (a)	485,561	434,475
Pension obligations	20 (b)	3,360,932	2,970,009
Public-Private Partnership - PPP	14 (g)	3,183,689	3,275,297
Program Contract Commitments	14 (c) (iv)	103,321	142,314
Other liabilities		272,535	341,447
Total noncurrent liabilities		18,368,593	18,614,798

Total liabilities		24,822,017	24,013,430

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		7,547,954	5,100,783
Other comprehensive loss		(912,171)	(549,095)
Total equity	23	21,635,783	19,551,688
Total equity and liabilities		46,457,800	43,565,118

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	Note	2019	2018	2017

Net operating income	27 (b)	17,983,654	16,085,094	14,608,233
Cost of services	28	(10,137,637)	(9,086,456)	(8,778,963)

Gross profit		7,846,017	6,998,638	5,829,270

Selling expenses	28	(803,404)	(693,480)	(686,012)
Allowance for doubtful accounts	28	(128,099)	(166,727)	(82,681)
Administrative expenses	28	(1,187,844)	(996,877)	(1,098,990)
Other operating income (expenses), net	30	(18,748)	28,591	(5,679)
Equity results of investments in affiliaties	11	3,701	6,510	5,760

Profit from operations before finance income (expenses) and income tax and social contribution		5,711,623	5,176,655	3,961,668

Financial expenses	29	(1,173,425)	(807,967)	(688,280)
Financial revenues	29	372,842	446,302	326,244
Exchange result, net	29	(233,098)	(902,671)	(96,018)

Financial result, net		(1,033,681)	(1,264,336)	(458,054)

Profit before income tax and social contribution		4,677,942	3,912,319	3,503,614

Income tax and social contribution
Current	18 (d)	(1,155,463)	(852,655)	(882,787)
Deferred	18 (d)	(154,962)	(224,596)	(101,517)
		(1,310,425)	(1,077,251)	(984,304)
Profit for the year		3,367,517	2,835,068	2,519,310
Earnings per share – basic and diluted (in reais)	24	4.93	4.15	3.69

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais

	Note	2019	2018	2017
Profit for the year		3,367,517	2,835,068	2,519,310
Other comprehensive income (loss)		(363,076)	(10,994)	287,547
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	20 (b)	(363,059)	(10,994)	287,547
Other		(17)	-	-
Total comprehensive income for the year		3,004,441	2,824,074	2,806,857

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2016		10,000,000	932,310	5,249,830	62,719	-	(825,648)	15,419,211
Net income for the year		-	-	-	-	2,519,310	-	2,519,310
Actuarial gains (losses)	20 (b)	-	-	-	-	-	287,547	287,547
Total comprehensive income for the year		-	-	-	-	2,519,310	287,547	2,806,857
Legal reserve	23 (d)	-	125,965	-	-	(125,965)	-	-
Interest on capital (R$0.87539 per share)	23 (c)	-	-	-	-	(598,336)	-	(598,336)
2016 additional proposed dividends, approved (R$0.09176 per share)		-	-	-	(62,719)	-	-	(62,719)
Additional proposed dividends	23 (c)	-	-	-	105,543	(105,543)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	(52,004)	-	-	(52,004)
Transfer to investments reserve		-	-	1,689,466	-	(1,689,466)	-	-
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009

Net income for the year		-	-	-	-	2,835,068	-	2,835,068
Actuarial gains (losses)	20(b)	-	-	-	-	-	(10,994)	(10,994)
Total comprehensive income for the year		-	-	-	-	2,835,068	(10,994)	2,824,074
Legal reserve	23 (d)	-	141,755	-	-	(141,755)	-	-
Investments reserve capitalized	23 (a)	5,000,000	-	(5,000,000)	-	-	-	-
Interest on capital (R$0.9851 per share)	23 (c)	-	-	-	-	(673,328)	-	(673,328)
2017 additional proposed dividends, approved (R$0.07833 per share)		-	-	-	(53,539)	-	-	(53,539)
Additional proposed dividends	23 (c)	-	-	-	118,859	(118,859)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	23 (c)	-	-	-	(58,528)	-	-	(58,528)
Transfer to investments reserve		-	-	1,901,126	-	(1,901,126)	-	-
Balances as of December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	-	(549,095)	19,551,688

Net income for the year		-	-	-	-	3,367,517	-	3,367,517
Actuarial gains (losses)	20 (b)	-	-	-	-	-	(363,076)	(363,076)
Total comprehensive income for the year		-	-	-	-	3,367,517	(363,076)	3,004,441
Legal Reserve	23 (d)	-	168,376	-	-	(168,376)	-	-
Interest on shareholder's equity (R$1.17012 per share)	23 (c)	-	-	-	-	(799,785)	-	(799,785)
2018 additional proposed dividends, approved (R$0.08827 per share)		-	-	-	(60,331)	-	-	(60,331)
Additional proposed dividends	23 (c)	-	-	-	141,203	(141,203)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	23 (c)	-	-	-	(60,230)	-	-	(60,230)
Transfer to investments reserve	23 (f)	-	-	2,258,153	-	(2,258,153)	-	-
Balances as of December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	-	(912,171)	21,635,783

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais

	December 31, 2019	December 31, 2018	December 31, 2017
Cash flow from operating activities
Profit before income tax and social contribution	4,677,942	3,912,319	3,503,614
Adjustments for:
Depreciation and amortization	1,780,094	1,392,541	1,301,897
Residual value of property, plant and equipment, intangible assets and investment properties written-off	45,434	24,974	24,935
Bad debt expense	128,099	165,433	82,681
Agreement signed with the municipality of Guarulhos	-	(928,014)	-
Agreement signed with the municipality of Santo André	(1,336,908)	-	-
Provisions and inflation adjustment	384,620	111,940	185,080
Interest calculated on borrowings and financing payable	568,679	563,902	426,781
Inflation adjustment and exchange gains (losses) on borrowings and financing	280,526	982,072	159,087
Interest and inflation adjustment on liabilities	46,038	30,103	25,751
Interest and inflation adjustment on assets	(39,547)	(64,046)	(31,619)
Finance charges from customers	(364,291)	(289,321)	(193,683)
Margin of fair value on intangible assets arising from concession	(65,172)	(63,013)	(70,335)
Provision for Consent Decree (TAC)	(130,345)	80,245	72,933
Share of profit of investees	(3,701)	(6,510)	(5,760)
Interest and monetary restatement (PPP)	397,576	-	-
Provision from São Paulo agreement	135,013	135,735	-
Pension obligations	267,423	243,569	304,500
Other adjustments	5,863	33,349	92,461
	6,777,343	6,325,278	5,878,323
Changes in assets
Trade receivables	(72,538)	(71,679)	(42,194)
Accounts receivable from related parties	26,358	39,919	51,594
Inventories	(4,858)	20,075	(27,633)
Recoverable taxes	239,437	(104,118)	(233,952)
Escrow deposits	(12,302)	(1,639)	(32,200)
Other receivables	(1,966)	11,760	8,312
Changes in liabilities
Trade payables and contractors	(349,037)	(176,826)	(180,353)
Services payable	(114,957)	(89,988)	(51,779)
Accrued payroll and related taxes	159,794	(103,488)	56,841
Taxes and contributions payable	63,276	(4,829)	15,983
Deferred Cofins/PASEP	2,863	10,648	(7,889)
Provisions	(241,674)	(297,282)	(279,951)
Pension obligations	(221,784)	(217,000)	(228,282)
Other liabilities	(92,637)	122,214	(16,741)
Cash generated from operations	6,157,318	5,463,045	4,910,079

Interest paid	(737,326)	(732,048)	(676,087)
Income tax and social contribution paid	(1,222,747)	(888,077)	(932,110)
Net cash generated from operating activities	4,197,245	3,842,920	3,301,882
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,195,247)	(2,132,559)	(1,957,780)
Restricted cash	5,882	(13,078)	5.256
Investment increase/(decrease)	240	(1,136)	-
Purchase of property, plant and equipment	(78,159)	(50,645)	(18,920)
Dividends received	-	8,131	-
Net cash used in investing activities	(3,267,284)	(2,189,287)	(1,971,444)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais                                                                                                                                                                                                            (continued)

	December 31, 2019	December 31, 2018	December 31, 2017

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,793,388	1,634,553	1,007,572
Payment of loans	(2,148,198)	(1,678,748)	(1,098,558)
Payment of interest on capital	(739,996)	(653,393)	(765,933)
Public-Private Partnership - PPP	(548,079)	(178,333)	(31,758)
Program Contract Commitments	(63,057)	(31,568)	(44,935)
Net cash used in financing activities	(1,705,942)	(907,489)	(933,612)

Increase / (decrease) in cash and cash equivalents	(775,981)	746,144	396,826

Represented by :
Cash and cash equivalents at the beginning of the year	3,029,191	2,283,047	1,886,221
Cash and cash equivalents at the end of the year	2,253,210	3,029,191	2,283,047
Increase / (decrease) in cash and cash equivalents	(775,981)	746,144	396,826

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

As of December 31, 2019, the Company operated water and sewage services in 372 municipalities of the State of São Paulo. Most of these municipalities’ operations are based on 30-year concession, program and services contracts; of the 372 municipalities served, 324 have already signed contracts, accordingly by Law 11,445/07, until December 31, 2019.

Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. The table below shows a summary of the contractual situation:

	December 31, 2019	December 31, 2018

Total municipalities that have already signed contracts (*)	325	307
Balance – intangible and contract assets	35,990,087	29,187,524
Percentage of intangible and contract assets	90.10%	80.14%
Gross revenue (except Construction Revenue)	13,700,777	11,297,242
Percentage of gross revenue (except Construction Revenue)	84.92%	79.26%

Municipalities with contracts under negotiation (expired):	21	35
Balance – intangible and contract assets	1,637,878	4,485,203
Percentage of intangible and contract assets	4.10%	12.32%
Gross revenue (except Construction Revenue)	451,603	858,277
Percentage of gross revenue (except Construction Revenue)	2.80%	6.02%

Municipalities with concession agreements due by 2030:	27	31
Balance – intangible and contract assets	1,181,172	1,917,142
Percentage of intangible and contract assets	2.96%	5.26%
Gross revenue (except Construction Revenue)	588,628	980,679
Percentage of gross revenue (except Construction Revenue)	3.65%	6.88%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.37%	46.97%
Percentage of gross operating revenue	44.48%	47.05%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(*) Includes the municipality of Tapiratiba, which signed a contract in October 2019, to begin operating in April 2020.

The Company operates under an authorization by public deed in the municipalities of Ilhabela, Juquitiba e Ubatuba. As of December 31, 2019, the gross revenue calculated in these municipalities totaled R$89,165 (R$81,385 as of December 31, 2018 and R$81,911 as of December 31, 2017) and the intangible asset was R$351,441 in the year ended December 31, 2019 (R$289,922 as of December 31, 2018).

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

Management expects that with the decrease in default resulting from the signature with the municipalities of Guarulhos and Santo André, improved water security, due to the works carried out, and the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise the scheduled investments.

The financial statements were approved by Management on April 30, 2020.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

3   Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented, except for the note 3.20.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

       3.2  Financial assets and liabilities

Financial Asset - Classification

As of December 31, 2019 and 2018, the Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2019 and 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

Financial Liabilities - Classification

As of December 31, 2019 and 2018, with the adoption of IFRS 9, the Company classifies its financial liabilities measured at amortized cost. Classification depends on the purpose to which the financial liabilities were assumed. This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Trade receivables

Due to the caractheristics of the Company’s accounts receivable such as (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing expected credit loss based on the total asset’s useful life.

As of December 31, 2019 and 2018, the methodology to calculate allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 12 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last two years. For estimate purposes, it also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements.. The Company also concluded that the macroeconomic indicators did not have significant impact on its estimates. In order to support this understanding, the Company carried out several analyses of the correlation between indicators that could potentially have some influence the sanitation sector and its history of losses on doubtful accounts, such as Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2019 and 2018, with the adoption of IFRS 15, since 1 January, 2018, which establishes a five-step model applicable over revenue from a contract with a customer, as a result, the Company started to recognize revenue when: i) it identifies the contracts with customers; ii) it identifies the different obligations in the contract; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Amounts in dispute are recognized as revenue when collected.

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

As of December 31, 2019 and 2018, revenue from concession construction contracts is recognized in accordance with IFRS 15 (Revenue from Contracts with Customers) and IFRIC 12 (Concession Contracts), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as contract assets, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in note 3.2.

3.5  Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or net realizable value, and are classified in current assets.

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15 (a).

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession agreements/program contracts/service contracts

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

SABESP's rights over infrastructure operated under concession agreements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to the concessions, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, in cases where there is the right to receive the residual value of the assets at the end of the contract , must be indemnified by the concession grantor, with cash or cash equivalents or also, in general with the contract extension. These investments are amortized by the useful life of asset.

The details referring to amortization of intangible assets are described in Note 14 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Law 11,445/2007 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly.  Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)         Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9 Impairment of non-financial assets

Property, plant and equipment, intangibles assets and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/2007, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

3.10 Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date and are, otherwise, presented as noncurrent liabilities.

3.11 Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings and financing are stated at amortized cost, as presented in Note 16. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

3.13  Salaries, payroll charges and contributions

Salaries, vacations, 13th salary, profit sharing and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

The profit sharing plan for its employees is based on operational and financial targets of the Company, which creates provision when it is contractually required or when there is a practice in the past that created a constructive obligation, and is recorded on the accrual basis period as operating cost, selling, administrative expenses or capitalized in assets.

3.14  Provisions, legal liabilities, escrow deposits and contingent assets

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

3.15  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.16  Income taxes – current and deferred

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

3.17  Taxes on revenues

Revenues from sanitation services are recognized on accrual basis for PASEP (Programa de Formação do Patrimônio do Servidor Público) and Cofins (Contribuição para o Financiamento da Seguridade Social), calculated at the rates of 1.65% and 7.60%, respectively.

In addition, revenues from sanitation services are also subject to the Regulatory, Control and Oversight Fee (TRCF - Taxa de Regulação, Controle e Fiscalização), whose taxable event is the performance of regulatory, control and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.18  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby. The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

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

(b)      Defined contribution

The Company makes contributions to defined contribution plans on a contractual basis and sponsored thereby, a supplementary private pension entity that provides post-employment benefits to its employees, in which the Company makes fixed and equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.19  Financial revenues and expenses

Financial revenue is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, calculated using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.20  Leases

As of December 31, 2018 lease agreements were classified as finance lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases were classified as operational lease, recognized as expenses in the income statement on a straight-line basis during the lease term.

Finance lease agreements were measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of finance lease agreements are impacted by financial expenses and amortization of finance lease payables so that to obtain a constant interest rate. The corresponding lessor’s liability is recorded as current and noncurrent debt.

On January 1, 2019, the Company applied IFRS16, which introduced one sole lease model, replacing the concept of classifying between operating and finance lease, which was applied by the Company up to December 31, 2018. The impact of this new standard is detailed in Note 4.1.

3.21  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.22  Dividends and interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law and based on the Bylaws. This distribution of dividend is accounted for in accordance with Brazilian Law 9,249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws.   Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of the interest on capital is accrued in the income statement of the year, under the same recognition basis of expenses with interest on capital.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.23  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.24  Segment information

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.25  Translation into foreign currency

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2019

New standards and revisions

Standard	Description	Impact

IFRS 16 – Leases

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

IFRS 16 superseded the leases guidance including IAS 17 Leases and IFRIC 4, SIC 15 and SIC 27 Determining Whether an Arrangement Contains a Lease.

(*) See impact analysis below.
IFRIC 23 – Uncertainty over Income Tax Treatments[1]	Clarify accounting when there are uncertainties about the treatment of taxes on profit.	The application of this interpretation did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IFRS 9 – Prepayment Features with Negative Compensation

Clarify that, to determine whether a prepayment feature meets the condition of “solely payments of principal and interest”, the party exercising the option may pay or receive compensation for the prepayment regardless of the reason for the prepayment, that is, the prepayment features with negative compensation do not automatically break the condition of “solely payments of principal and interest”.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 28 – Long-term interests in Associates and Joint Ventures

Clarify that IFRS 9, including its requirements for impairment, is applicable to other financial instruments in an associate or joint venture to which the equity method is not applicable. Include long-term investments that, in substance, are part of the entity's net investment in an associate or joint venture.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Annual Improvements to IFRSs: 2015-2017 Cycle (Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23)

•  IFRS 3 – Business Combinations - clarify that when the control of a business that is a joint operation is obtained, the requirements for business combination are applied in stages, including the remeasurement of the interest previously held in the joint operation at fair value.

•  IFRS 11 – Joint Arrangements - clarify that when a party that participates in a joint operation that corresponds to a business, but does not have joint control of that operation, obtains joint control of that joint operation, its interest previously held in the joint operation is not remeasured.

•  IAS 32 – Income Taxes - clarify that the Company must recognize the consequences of income tax on dividends in profit or loss, in other comprehensive income or in equity, depending on where the transactions that generated the profit to be distributed were originally recognized.

•  IAS 23 – Borrowing Costs – clarify that if there is any specific borrowing outstanding after the corresponding asset is ready for its intended use or sale, that borrowing becomes part of the funds that the Company usually borrows to calculate the capitalization rate on borrowings in general.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 19 – Plan Amendment, Curtailment or Settlement

The amendments clarify that the cost of past services (or settlement gain or loss) is calculated by measuring the defined benefit liability (asset) based on updated assumptions and comparing the benefits offered and the plan’s assets before and after the change of the plan (or its curtailment or settlement) but ignoring the effect of the asset ceiling (which may arise when the defined benefit plan is in surplus). IAS 19 clarifies that the change in the effect of the asset ceiling resulting from the change in the plan (or its curtailment or settlement) is determined in a second step and is normally recognized in other comprehensive income.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(*) Transition to IFRS 16 - Leases

The new standard replaces IAS 17 – “Leases” and corresponding interpretations, introducing significant changes to lessees, as it requires lessees to recognize the liability of future payments and the right of use of leased assets to virtually all lease agreements, including operating leases; specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements were impacted as follows:

a)   recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at present value of future lease payments;

b)   recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

c)    separation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP applied the requirements of IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset equals the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control an identified asset for a defined period of time in exchange of consideration.

The Company’s Management analyzed contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with IFRS 16. This analysis identified mainly impacts related to vehicles and properties leased from third parties, corresponding to nearly 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

The recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below RS$ 19) will remain on a linear basis, as permitted by IFRS 16.

On January 1, 2019, the measurement of lease liabilities corresponds to the total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the incremental borrowing rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the incremental borrowing rate per maturity term of each borrowing contract.

The Company decided to use the practical expedient of using an incremental borrowing rate of 8.97% p.y., based on the respective terms for contracts with similar characteristics.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain the Company’s interests, i.e. when it is reasonable certain that the option will be exercised.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The Company applied the practical expedient relating to the definition of leases during the transition period. This means that it applied IFRS 16 to all agreements signed before January 1, 2019, identified as leases in accordance with IAS 17 and IFRIC 4.

After carrying out analysis, the Company concluded that on January 1, 2019, 70 contracts fell under the scope of IFRS 16. The adoption of this standard increased assets, due to the recognition of the right of use of leased assets, and liabilities, as shown below:

Impact from first-time adoption of the standard
Group	Future payments of fixed leases	Impact of the discount rate	Right of use of leased assets	Lease liabilities
Vehicles	63,795	(9,313)	54,482	54,482
Properties	7,525	(1,333)	6,192	6,192
Equipment	741	(100)	641	641
Other	4,243	(603)	3,640	3,640
Leases (IAS 17)*	-	-	581,388	568,666
Total	76,304	(11,349)	646,343	633,621

* Leases recognized in accordance with IAS 17 through December 31, 2018.

See additional information in Notes 14 (k), 16 and 32.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will supersede IFRS 4 Insurance Contracts.	The Company does not expect effects from adopting this standard.
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]	Clarify situations involving the sale or contribution of assets between an investor and its associates or joint venture.	The Company is assessing the impacts and effects of the amendments, however, it does not expect material effects from adopting this standard.
Amendments to IFRS 3 – Definition of a Business[1]

Clarify that even though businesses normally present outputs (“products”), products are not necessary for an integrated set of activities and assets to qualify as businesses. To be considered as a business, an acquired set of activities and assets must include at least one input and a substantive process that together contribute significantly to the ability to create products.

The Company does not expect effects from adopting this amendment.
Amendments to IAS 1 and IAS 8 – Definition of Material[1]

The purpose of the amendments is to facilitate the understanding of the definition of material in IAS 1 and not to change the underlying concept of materiality in the IFRS Standards. The concept of “hidden” material information by immaterial information was included as part of the new definition.

The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

1 Effective for annual periods beginning on or after January 1, 2020.

2 Effective for annual periods beginning on or after January 1, 2021.

3 The effective date for these amendments was deferred indefinitely.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of R$6,382,009 as of December 31, 2019 (R$6,694,912 as of December 31, 2018). Below, the Company’s exposure to exchange risk:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2019		December 31, 2018
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,051,881	4,239,817	1,191,152	4,615,476
Borrowings and financing – Yen	56,452,885	2,097,225	57,463,173	2,026,726
Interest and charges from borrowings and financing – US$		32,242		40,193
Interest and charges from borrowings and financing – Yen		12,725		12,517
Total exposure		6,382,009		6,694,912
Borrowing cost – US$		(20,173)		(22,390)
Borrowing cost – Yen		(3,038)		(3,113)
Total foreign-currency denominated borrowings (Note 16)		6,358,798		6,669,409

The 4.7% decrease in foreign currency-denominated debt from December 31, 2018 to December 31, 2019 was mainly due to decrease of debt in US dollar and Yen, resulting from the amortizations occurred in 2019, mitigated by the increase in exchange rates, as shown in the table below:

	December 31, 2019	December 31, 2018	Variation
US$	R$ 4.0307	R$ 3.8748	4.0%
Iene	R$ 0.03715	R$ 0.03527	5.3%

As of December 31, 2019, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$638,201 (R$669,491 as of December 31, 2018), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The table below provides the Company's borrowings and financing subject to variable interest rate:

	December 31, 2019	December 31, 2018
CDI(i)	1,866,755	1,250,000
TR(ii)	1,675,203	1,637,290
IPCA(iii)	1,366,134	1,614,595
TJLP(iv)	1,381,342	1,322,854
LIBOR(v)	2,829,073	3,259,295
Interest and charges	105,667	134,725
Total	9,224,174	9,218,759

(i) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii) TR – Interest Benchmark Rate

(iii) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness

As of December 31, 2019, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes would have been R$ 92,242
(R$ 92,188 as of December 31, 2018) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2019 are the carrying amounts of instruments classified as cash and cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9 and 10.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2019	December 31, 2018
Cash and cash equivalents
AA+(bra)	2,193,725	2,966,080
AAA(bra)	41,992	45,430
Other (*)	17,493	17,681
	2,253,210	3,029,191

(*) This category includes current accounts and investment funds in banks whose balances were not significant, and after assessing the impact of IFRS 9, concluded that expected losses are not material.

The available credit rating information of the banks, as at December 31, 2019, in which the Company made deposit transactions and financial investments in local currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

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

	2020	2021	2022	2023	2024	2025 onwards	Total
As of December 31, 2019

Liabilities
Borrowings and financing	3,303,736	1,574,711	1,595,436	1,317,996	1,574,770	6,715,873	16,082,522
Accounts payables to suppliers and contractors	369,631	-	-	-	-	-	369,631
Services payable	474,078	-	-	-	-	-	474,078
Public-Private Partnership – PPP	383,421	383,421	383,421	383,421	338,765	4,615,324	6,487,773
Program contract commitments	276,580	46,733	31,983	31,983	1,014	13,771	402,064

Cross default

The Company has borrowings and financing agreements including cross default clauses, e.g., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses and the more restrictive are showed in Note 16 (d).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of the financial position plus net debt.

	December 31, 2019	December 31, 2018

Total borrowings and financing (Note 16)	13,244,709	13,152,796
(-) Cash and cash equivalents (Note 7)	(2,253,210)	(3,029,191)

Net debt	10,991,499	10,123,605
Total equity	21,635,783	19,551,688

Total capital (shareholders + providers of capital)	32,627,282	29,675,293

Leverage ratio	34%	34%

As of December 31, 2019, the leverage ratio remained at 34% compared to December 31, 2018, mainly due to the increase in equity, generated by the 2019 earnings retention, which was mitigated by the decrease of cash and cash equivalents.

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,253,210	2,253,210	3,029,191	3,029,191
Restricted cash	26,018	26,018	31,900	31,900
Trade receivables	2,353,027	2,353,027	2,052,416	2,052,416
Water National Agency – ANA	32,466	32,466	49,136	49,136
Other receivables	194,178	194,178	180,681	180,681

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$850,896 as of December 31, 2019 (R$843,250 as of December 31, 2018), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, in the amount of R$747,579 (R$737,503 as of December 31, 2018), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

The agreement with the municipality of Santo André was recorded considering the Level 3 fair value hierarchy, due to the fact that this transaction is unobservable under market conditions, i.e., the inputs were not based on market data. All recurring and non-recurring transactions carried out by the Company, when classified at Level 3, are assessed by SABESP’s Controllership, in order to assess unobservable data and any valuation adjustments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,244,709	13,937,611	13,152,796	13,116,684
Accounts payables to suppliers and contractors	369,631	369,631	465,993	465,993
Services payable	474,078	474,078	454,022	454,022
Program contract commitments	377,253	377,253	373,009	373,009
Public-Private Partnership - PPP	3,293,980	3,293,980	3,413,124	3,413,124

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(v)     Agreements with BID and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds was priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2019.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2019.

(vii)  Leases and leases based on IFRS 16 are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate. Thus, the Company discloses as market value, the amount recorded as of December 31, 2019.

Financial instruments referring to investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

6             Key accounting estimates and judgments

The preparation of the financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and which may present results that differ from actual results.

The significant judgment made by the Company is related to the recognition of revenue.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below:

(a)         Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 9 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

(b)         Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets those arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, upon completion of the construction and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession agreements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements, Service contracts and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements are described in Notes 3.8 and 14.

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

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan’s assets. The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets. Additional information related to deferred taxes is described in Note 18.

(e)          Provisions

The provisions for civil, labor, environmental and tax risks are recorded based on Note 3.14. Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings are disclosed in Note 19.

7             Cash and cash equivalents

	December 31, 2019	December 31, 2018

Cash and banks	176,497	151,558
Cash equivalents	2,076,713	2,877,633
Total	2,253,210	3,029,191

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value, deposited in a fund, in which SABESP is exclusive quotaholder, at Banco do Brasil.

The fund is intended, exclusively, to receive funds from SABESP, and as of December 31, 2019, it was essentially composed of investments in governments bonds, repurchase agreements and fixed income financial assets.

Due to SABESP is the exclusive quotaholder and has control over the fund, it should be consolidated in the Company's financial statements, however, due to the fact that 99% of the balance has already been presented in SABESP's financial statements under the items of cash and cash equivalents and the magnitude of the remaining balance, referring to the administration and maintenance expenses of the fund, is irrelevant (R$ 205), the Company chose not to present the balances between Parent Company and Consolidated due to the fact that there is no significant difference between such balances and for not generating relevant disclosure to users of the financial statements.

The average yield of cash equivalents corresponds to 98.02% of CDI in December 2019 (98.28% in December 2018).

8             Restricted cash

	December 31, 2019	December 31, 2018

Agreement with the São Paulo municipal government (i)	17,068	19,977
Brazilian Federal Savings Bank – escrow deposits (ii)	2,245	5,880
Other	6,705	6,043
	26,018	31,900

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Financial position balances

	December 31, 2019	December 31, 2018
Private sector:
General (i) and special (ii) customers	1,505,150	1,372,667
Agreements (iii)	378,341	347,679

	1,883,491	1,720,346
Government entities:
Municipal	472,666	575,733
Federal	2,805	3,876
Agreements (iii)	277,047	274,906

	752,518	854,515
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,278	3,056
São Caetano do Sul	9,871	2,869

Total wholesale customers – Municipal governments	13,149	5,925

Unbilled supply	745,884	571,072

Subtotal	3,395,042	3,151,858
Allowance for doubtful accounts	(1,042,015)	(1,099,442)

Total	2,353,027	2,052,416

Current	2,137,752	1,843,333
Noncurrent	215,275	209,083

	2,353,027	2,052,416

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

(iv) Wholesale basis customers - municipal governments - This balance refers to invoices issued as a result of services provided to municipalities, which are responsible for distributing to, billing and charging final customers. The balance presented does not include the municipality of Mauá, as it is questioning in court the tariffs charged. Therefore, SABESP did not record revenues and receivables of this municipality, due to low expectation of realization, in accordance with IFRS 15 and IFRS 9, as the Company does not believe that it is likely that it will receive the consideration it is entitled to in exchange for the services transferred to the municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

        The historical value of unrecognized receivables from these municipalities is as follows:

	December 31, 2019	December 31, 2018
Wholesale customers – Municipal governments:
Mauá	677,298	601,910
Santo André (*)	-	1,164,399
Total	677,298	1,766,309

(*)  Agreement with the municipality of Santo André

On July 31, 2019, the Company entered into a debt payment and receipt Consent Decree with the Municipality of Santo André (“Santo André”) and the Santo André Municipal Water and Sanitation Service (SEMASA), aiming to settle SEMASA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

On the same date, the São Paulo State, the Municipality of Santo André and SABESP signed the Public Service Provision Agreement of Water Supply and Sewage Services in the Municipality of Santo André, through which the São Paulo State and the Municipality of Santo André granted SABESP the right to provide services for a period of 40 years.

Due to the signature of the service agreement the Company recognized as revenue, under the fair value method, the amount of R$ 1,336,908, and the respective trade receivable was given as payment for the transfer of sanitation services for a 40-year period and incorporated into the intangible assets.

Due to the service transfer, the Company paid R$ 70,000 to settle administrative costs and terminate the services provided by SEMASA. Additionally, R$ 90,000 was transferred in two annual installments, the first of which due 30 days after the signature of the agreement, and the second by February 28, 2020; these amounts shall be allocated to sanitation initiatives. The total amount of R$ 160,000 was recorded in intangible assets against current liabilities.

From the first quarter of 2021, 4% of gross revenue earned in the municipality by SABESP, net of Cofins/Pasep, ARSESP’s Regulation, Control and Oversight Fee (TRCF) and any business charges levied on revenue, will be allocated to environmental sanitation, housing, drainage and other urban infrastructure services in the Municipality.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Receivables mentioned above, that were discussed in court, in the form of registered warrants, will be held as collateral of compliance with the Adjustment Instrument. The payment of the registered warrants will be suspended during the term of the Decree.

The amount collateralized will be progressively reduced according to the following rules:

•         Until the seventh (7th) anniversary of the signature date of the Agreement, Credits 1 and 2 will be reduced by an amount equivalent to one eighty-fourth (1/84) per full month, releasing the collateralized amount related to Credit 1 followed by the amount related to Credit 2;

•         After the seventh (7th) anniversary and up to the twelfth (12th) anniversary of the Agreement’s signature date, Credits 3 and 4 will be reduced by an amount equivalent to one-sixtieth (1/60) per full month, releasing the collateralized amount related to Credit 3 followed by the amount related to Credit 4;

•         After the twelfth (12th) anniversary and up to the twenty-seventh (27th) anniversary of the Agreement’s signature date, Credit 5 will be reduced by an amount equivalent to one-one hundred and eightieth (1/180) per full month;

•         After the twenty-seventh (27th) anniversary and up to the thirty-fifth (35th) anniversary of the Agreement’s signature date, Credits 6 and 7 will be reduced by an amount equivalent to one ninety-sixth (1/96) per full month, releasing the collateralized amount related to Credit 6 followed by the amount related to Credit 7;

•         After the thirty-fifth (35th) anniversary and up to the fortieth (40th) anniversary of the Agreement’s signature date, Credits 8 and 9 will be reduced by an amount equivalent to one-sixtieth (1/60) per full month, releasing the collateralized amount related to Credit 8 followed by the amount related to Credit 9.

The measurement of the non-recurring fair value for the transaction with Santo André was categorized within level 3 of the fair value hierarchy, in its initial recognition, in the amount of R$ 1,336,908.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The Company considered the discounted cash flow technique to carry out the evaluation, based on the judgment that the market participants could and / or should apply. The discounted cash flow considered the present value of the net cash flows expected to be generate with the Company’s assumption water supply and sewage services for a period of 40 years, taking into consideration the following unobservable inputs:

• Average tariff and average volume of water and sewage by economy based on SEMASA’s average consumption histogram, referring to the period between January and December 2018;

• Indirect revenues based on historical data of the municipalities operated by SABESP in the Metropolitan Region of São Paulo;

• Average unit cost of the Metropolitan Region of São Paulo with synergy, due to economies of scale and the use of existing structures at SABESP (administrative and operational);

• Personnel costs - in the first two years, considering the payment of employees assigned by SEMASA;

• Costs and investments in the integrated metropolitan supply system prorated based on the volume of water supplied to the municipality;

• Exclusive investments by the municipality following the Municipal Sanitation Plan;

• Complementary investments to be made by the municipality and paid by SABESP, corresponding to na installment of R$ 90 million in the first year, plus 4% of net revenue as of the second year;

• Projected cash flow discount rate - 8.11% per year (WACC).

(b)      The aging of trade receivables is as follows

	December 31, 2019	December 31, 2018

Current	1,762,606	1,449,927
Past-due:
Up to 30 days	330,488	330,310
From 31 to 60 days	164,913	145,153
From 61 to 90 days	86,765	83,679
From 91 to 120 days	58,971	54,486
From 121 to 180 days	81,003	89,740
From 181 to 360 days	33,206	44,856
Over 360 days	877,090	953,707

Total past-due	1,632,436	1,701,931

Total	3,395,042	3,151,858

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The increase in the current balance was mainly due to the assumption of the provision of sanitation services to the municipalities of Guarulhos and Santo André, as well as by the 4.39% tariff increase.

(c)      Allowance for doubtful accounts

	December 31, 2019	December 31, 2018	December 31, 2017

Balance at beginning of the year	1,099,442	1,067,973	1,068,747
Private sector /government entities	54,064	61,315	75,973
Recoveries	(111,491)	(29,846)	(76,747)

Net additions for the year	(57,427)	31,469	(774)

Balance at the end of the year	1,042,015	1,099,442	1,067,973

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Reconciliation of estimated/historical losses of income	December 31, 2019	December 31, 2018	December 31, 2017

Write-offs	(179,929)	(184,555)	(171,729)
(Losses)/reversal with state entities - related parties	(5,597)	1,294	21,510
(Losses) with private sector / government entities	(54,064)	(61,315)	(75,973)
(Losses)/reversal with wholesale customers	-	(29,458)	9,781
Recoveries	111,491	107,307	133,730

Amount recorded expense	(128,099)	(166,727)	(82,681)

The Company does not have customers representing 10% or more of its total revenues.

10           Related-Party Balances and Transactions

(a)      Accounts receivable, interest on capital payable, revenue and expenses with GESP

	December 31, 2019	December 31, 2018
Accounts receivable
Current:
Sanitation services (i)	131,851	122,522
Allowance for losses (i)	(39,417)	(33,820)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	31,584	22,926
- GESP Agreement – 2015 (iv)	68,888	62,520

Total current	192,906	174,148

Noncurrent:
Agreement for the installment payment of sanitation services	10,883	17,045
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	647,107	652,057

Total noncurrent	657,990	669,102

Total receivables from shareholders	850,896	843,250

Assets:
Sanitation services	103,317	105,747
Reimbursement of additional retirement and pension benefits (G0)	747,579	737,503

Total	850,896	843,250

Liabilities:
Interest on capital payable to related parties	401,963	338,407

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2019	2018	2017

Revenue from sanitation services	556,574	501,146	462,989
Payments received from related parties	(546,365)	(509,672)	(471,081)

Receipt of GESP reimbursement referring to Law 4,819/58	(152,112)	(173,516)	(192,889)

(i)      Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii) of this Note.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The Company recognized R$39,417 as of December 31, 2019 (R$33,820 as of December 31, 2018 and R$35,114 as of December 31, 2017) as allowance for losses in accordance of IFRS 9.

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

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba Mirim, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. See additional information in item (iv) below.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The Principal Amount will be paid in 180 installments, as follows:

•    The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing on March 17, 2015, which were sold on April 20, 2016; and

•         The amount of R$609,109, payable in 156 monthly installments, was adjusted by IPCA (Extended Consumer Price Index) until the initial payment date, on April 5, 2017. As of this date, installments are being adjusted by IPCA plus simple interest of 0.5% per month.

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

As of December 31, 2019, the balance receivable totaled R$ 68,888 in current assets (R$ 62,520 as of December 31, 2018) and R$ 647,107 in noncurrent assets (R$ 652,057 December 31, 2018).

(v) Disputed Amounts

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, the latest opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

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

As of December 31, 2019 and 2018, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,195,217 and R$ 1,107,104, respectively. The Company recorded allowances for doubtful accounts for such amounts.

(vi)      Actuarial liability

The Company also recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of Plan G0. As of December 31, 2019 and 2018, the amounts corresponding to the actuarial liability totaled R$ 3,046,255 and R$ 2,606,107, respectively. For more information on additional retirement and pension benefits, see Note 20 (b).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies and the SABESP will continue using the reservoirs.

As of December 31, 2019, the Company recorded R$16,653 and R$87,231 in Other Liabilities, under current and noncurrent liabilities, respectively (in December 31, 2018, R$16,055 and R$90,518). In 2019, the Company paid the amount of R$17,246.

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

(e)     Personnel assignment agreement among entities related to GESP

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. In 2019, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$4,881 (R$8,903 in 2018 and R$9,853 in 2017).

In 2019, the expenses related to personnel assigned by other entities to SABESP were R$ 139 (In 2018, the expenses related to personnel assigned by other entities to SABESP were R$ 116 and in 2017 there were no expenses related to personnel assigned by other entities to SABESP).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(f) Non-operating assets

As of December 31, 2019, the Company had an amount of R$3,613 related to a land and lent structures (as of December 31, 2018 – R$ 969).

(g)            SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2019 amounted to R$314,677 (R$363,902 as of December 31, 2018), according to Note 20 (b).

(h)            Compensation of Management Key Personnel

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$5,344, R$4,077 and R$3,813 for 2019, 2018 and 2017, respectively. An additional amount of R$1,348, related to the bonus program, was recorded in 2019 (R$538 in 2018 and R$556 in 2017).

(i) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operation of this company, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2019, the balance of principal and interest related to this agreement was R$ 34,992, recorded in Noncurrent Assets under "Other Accounts Receivables" (December 31, 2018 - R$ 32,857) with interest at the CDI rate + 1.2% per year.

The loan agreement originally matured on April 30, 2015 but was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(j)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law no. 14,687/1912, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of December 31, 2019, the program total amount was R$117,272 (R$100,928 as of December 31, 2018), there was no balance receivable as of December 31, 2019 and 2018 from related parties. The amount of R$65,099 (R$49,919 as of December 31, 2018) was recorded in the group of intangible assets and R$52,174 was reimbursed by GESP (R$51,009 as of December 31, 2018) from the beginning of the program until December 31, 2019.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

On October 30, 2019, ECS shares were transferred to GS Inima Brasil, after the transfer SABESP continues to hold a 36% interest and GS Inima has increased to 64%.

Sesamm's capital as of December 31, 2019, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value.

The operations initiated in June 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Águas de Andradina

As of September 15, 2010, the Company, together with Companhia de Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2019, the capital of Águas de Andradina totaled R$ 17,936, divided into 17,936,174 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%. The amount of R$ 12 is recorded under investee’s equity, as advance for future capital increase.

The Company pledges as guarantee 100% of its shares in Águas de Andradina as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

Águas de Castilho

As of October 29, 2010, the Company, together with Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2019, the company’s capital was R$ 2,785, and was represented by 2,785,225 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

The Company pledges as guarantee 100% of its shares in Águas de Castilho as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

Saneaqua Mairinque

As of June 14, 2010, the Company, together with BRK Ambiental Participações S/A (“BRK”) currently Odebrecht Utilities S/A, former Foz do Brasil S.A., incorporated Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring water supply and sewage services of the municipality of Mairinque.

As of December 31, 2019, the capital of Saneaqua Mairinque totaled R$ 4,183, and was represented by 3,141,239 registered common shares without a par value. SABESP holds a 30% interest and BRK 70%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As guarantee for the financing for Saneaqua Mairinque, the Company pledges 100% of its shares in said company..

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

In 2019, the investee received a capital contribution in the amount of R$ 24,277, through the issuance of 24,277,245 new registered common shares with no par value, through the conversion of the total credits held by the shareholders against the Company, resulting from Loan Agreements.

As of December 31, 2019, the capital totaled R$ 37,677, and was represented by 37,677,245 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

The operations initiated in December 2014.

Aquapolo Ambiental S/A.

As of October 8, 2009, the Company, together with Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex of Capuava and the metropolitan region of São Paulo.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest.

The Company pledges as guarantee to the loan acquired through the issuance of debentures, 100% of its shares in Aquapolo Ambiental S/A.

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

As of December 31, 2019, the capital of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

As of December 31, 2019, operations had not initiated yet.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

Company	Equity			Capital increase	Dividends distributed	Other Comprehensive Income	Profit (loss) for the year
	2019	2018	2017	2019	2019	2019	2019	(*)	2018	2017

Sesamm	45,923	43,547	39,262	-	(2,042)	-	6,485	(2,067)	5,621	2,707
Águas de Andradina (i)	30,065	24,832	19,392	-	(2,038)	-	7,070	201	2,407	4,471
Águas de Castilho	7,242	6,084	4,880	-	(609)	-	1,648	119	1,001	933
Saneaqua Mairinque	4,783	5,720	4,327	-	(11)	(55)	(867)	(4)	(790)	390
Attend Ambiental	7,486	1,426	5,169	24,277	-	-	(17,781)	(436)	(3,743)	1,324
Aquapolo Ambiental	37,772	30,170	18,757	-	(8,681)	-	16,283	-	11,413	6,470
Paulista Geradora de Energia	7,144	7,625	8,447	-	-	-	(481)	-	(822)	(22)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Capital increase	Dividends distributed	Other Comprehensive Income	Equity in the earnings of subsidiaries				Interest percentage
	2019	2018	2019	2019	2019	2019	(*)	2018	2017	2019	2018	2017

Sesamm	16,533	15,677	-	(735)	-	2,335	(744)	2,023	975	36%	36%	36%
Águas de Andradina	9,020	7,450	-	(611)	-	2,121	60	722	729	30%	30%	30%
Águas de Castilho	2,172	1,826	-	(183)	-	493	36	300	287	30%	30%	30%
Saneaqua Mairinque	1,434	1,716	-	(3)	(17)	(260)	(2)	(237)	71	30%	30%	30%
Attend Ambiental	3,369	642	10,925	-	-	(8,002)	(196)	(1,684)	560	45%	45%	45%
Aquapolo Ambiental	18,508	14,783	-	(4,254)	-	7,979	-	5,592	3,144	49%	49%	49%
Paulista Geradora de Energia	1,786	1,905	-	-	-	(119)	-	(206)	(6)	25%	25%	25%
Total	52,822	43,999	10,925	(5,786)	(17)	4,547	(846)	6,510	5,760
Other investments	365	588
Overall total	53,187	44,587

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2018 were issued, including some adjustments, after the Company’s financial statements.

12           Investment properties

	December 31, 2018	Transfers	Depreciation	December 31, 2019

Investment properties	47,620	(9)	(49)	47,562

	December 31, 2017	Write-offs and disposals	Transfers	Depreciation	December 31, 2018

Investment properties	57,652	(9,995)	13	(50)	47,620

	December 31, 2016	Write-offs and disposals	Depreciation	December 31, 2017

Investment properties	57,968	(244)	(72)	57,652

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019 and 2018, the market value of these properties is approximately R$386,000.

13           Contract assets

Contract assets (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by IFRS 15 - Revenue from contract with customers, assets related to the concession under construction, recorded under the scope of IFRIC 12 – Service Concession Arrengements, should be classified as Contract Assets during the construction period and transferred to Intangible Assets only after the completion of the works.

A contract assets is initially recognized at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date, as described in Note 14.

As of December 31, 2019, the amount recorded as contract assets was R$ 7,618 million, and the largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,593 million, R$ 338 million and R$ 330 million, respectively. Additionally, R$ 3,328 million was transferred to intangible assets (under book value); the most significant work is the expansion of the Barueri Sewage Treatment Station, while the largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 1,790 million, R$ 212 million and R$ 151 million, respectively.

	December 31, 2018	Additions	Write-offs	Transfers	Transfers of works to intangible assets	December 31, 2019

Tota contract assets (*)	7,407,948	3,532,283	(4,910)	10,710	(3,328,317)	7,617,714

(*) As of December 31, 2019, contract assets includes leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 276,893 (R$ 265,671 as of December 31, 2018).

	January 1, 2018	Additions	Transfers of works to intangible assets	December 31, 2018

Total contract assets	10,387,715	3,188,943	(6,168,710)	7,407,948

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

14           Intangible assets

(a)      Statement of financial position details

	December 31, 2019			December 31, 2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	2,066,459	(571,606)	1,494,853	5,465,206	(1,391,862)	4,073,344
Concession agreements – economic value	1,334,531	(621,679)	712,852	1,948,255	(716,246)	1,232,009
Program contracts	19,413,768	(5,594,068)	13,819,700	12,710,937	(3,933,008)	8,777,929
Program contracts – commitments	1,651,434	(286,559)	1,364,875	1,320,106	(240,555)	1,079,551
Services contracts – São Paulo	19,217,091	(4,826,328)	14,390,763	17,474,797	(4,083,345)	13,391,452
Software license of use	829,739	(358,033)	471,706	748,962	(290,787)	458,175
Right of use	113,233	(42,535)	70,698	-	-	-
Total	44,626,255	(12,300,808)	32,325,447	39,668,263	(10,655,803)	29,012,460

(b)      Changes

	December 31, 2018	First-time adoption of IFRS 16	Addition	Contract renewal	Transfer to indemnities receivable	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2019*
Intangible right arising from:
Concession agreements – equity value (*)	4,073,344	-	2	(2,690,660)	(4,345)	131,809	76,804	(8,311)	(83,790)	1,494,853
Concession agreements – economic value	1,232,009	-	2,034	(532,173)	-	89,041	1,956	(569)	(79,446)	712,852
Program contracts (*)	8,777,929	-	1,338,443	3,223,773	-	970,534	137,283	(10,312)	(617,950)	13,819,700
Program contracts – commitments	1,079,551	-	331,328	-	-	-	-	-	(46,004)	1,364,875
Services contracts – São Paulo	13,391,452	-	3,867	(940)	-	2,054,940	(228,583)	(20,739)	(809,234)	14,390,763
Software license of use	458,175	-	-	-	-	81,993	(991)	-	(67,471)	471,706
Right of use - Other assets	-	64,955	48,278	-	-	-	-	-	(42,535)	70,698
Intangible right arising from:	29,012,460	64,955	1,723,952	-	(4,345)	3,328,317	(13,531)	(39,931)	(1,746,430)	32,325,447

(*)As of December 31, 2019, intangible assets includes leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 292,824 - (R$ 315,717 as of December 31, 2018 – R$ R$ 98,077 recognized as concession agreements – equity value and R$ 217,640 recognized as program contracts).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	Transfers to contract assets (*)	Additions	Contract renewal	Transfers of works (**)	Transfers	Write-offs and disposals	Amortization	December 31, 2018
Intangible right arising from:
Concession agreements – equity value	7,141,614	(1,427,046)	93	(1,935,780)	499,002	(5,268)	(1,406)	(197,865)	4,073,344
Concession agreements – economic value	1,433,937	(233,361)	373	-	114,442	88	(1,031)	(82,439)	1,232,009
Program contracts	7,595,066	(2,019,461)	928,818	1,935,780	681,742	3,011	(7,616)	(339,411)	8,777,929
Program contracts – commitments	910,375	-	206,946	-	-	-	-	(37,770)	1,079,551
Services contracts – São Paulo	15,917,015	(6,707,847)	3,724	-	4,818,734	12	(14,813)	(625,373)	13,391,452
Software license of use	468,125	-	4,774	-	54,790	686	-	(70,200)	458,175
Total	33,466,132	(10,387,715)	1,144,728	-	6,168,710	(1,471)	(24,866)	(1,353,058)	29,012,460

(*) Work in progress transferred to contract assets due to adoption of IFRS 15, as of January 1, 2018, as described in Note 4.1.

(**) Work in progress transferred from contract assets to intangible assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2017
Intangible right arising from:
Concession agreements – equity value	7,482,955	374,775	(531,818)	2,078	1,663	(2,795)	(185,244)	7,141,614
Concession agreements – economic value	1,381,652	142,429	-	8	2,604	(1,163)	(91,593)	1,433,937
Program contracts	6,576,021	772,278	531,818	4,834	(1,784)	(6,606)	(281,495)	7,595,066
Program contracts – commitments	823,216	121,313	-	-	-	-	(34,154)	910,375
Services contracts – São Paulo	14,552,707	1,976,079	-	6,460	(18,346)	(13,848)	(586,037)	15,917,015
Software license of use	430,237	103,424	-	-	6,489	-	(72,025)	468,125
Total	31,246,788	3,490,298	-	13,380	(9,374)	(24,412)	(1,250,548)	33,466,132

In 2019, the Company renewed the program contract with the municipalities of Águas de São Pedro, Alambari, Bertioga, Caraguatatuba, Espírito Santo do Turvo, Guarujá, Itanhaém, Lavrinhas, Mongaguá, Nazaré Paulista, Oriente, Paraguaçu Paulista, Pedra Bela, Peruíbe, São Bernardo do Campo, São Sebastião e Vargem. The Company also started operations in the municipality of Santo André.

All of these contracts are valid for 30 years, except for the contracts signed with São Bernardo do Campo and Santo André, which are valid for 40 years.

In October 2019, the Company signed a contract with the municipality of Tapiratiba, to begin operating in April 2020.

(c)      Intangible arising from concession agreements

The Company operates public utility service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public utility service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2019, the Company operated in 372 municipalities in the State of São Paulo (369 as of December 31, 2018).  Most of these contracts have a 30-year concession period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2019 and 2018 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (mostly, 30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts.  In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019 and 2018, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 273,932 and R$ 230,695, respectively, and in noncurrent liabilities, totaling R$ 103,321 and R$ 142,314, respectively. In 2019, the annual rate of 8.11% (WACC) was applied to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the municipality of São Paulo for a 30-year period, which is extendable for an another 30-year period.

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

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

As of April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/2014-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/2014-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State Government and SABESP.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The agreement represents 44.48% of the total revenue of the Company as of December 31, 2019, and ensures the judicial and assets security.

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

(d)      Capitalization of interest and other finance charges

In 2019, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$233,251, including the São Lourenço Production System and Leases (R$488,502 in 2018 and R$649,048 in 2017) during the construction period.

(e)            Construction margin

The Company acts as a principal responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Accordingly, the Company recognizes revenue from construction service corresponding to the cost of construction increased by gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk.  In 2019 and 2018 the margin was 2.3%.

Construction margin for 2019, 2018 and 2017 were R$65,172, R$63,013 and R$70,335, respectively.

(f) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2019, the total amount related to expropriations was R$34,681 (R$106,429 in 2018 and R$19,576 in 2017).

(g)      Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2019 and 2018, the amounts recognized as intangible asset related to PPP were R$348,586 and R$359,759, respectively.  In 2019 and 2018, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

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

São Lourenço Production System

In August 2013, SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the public-private partnership agreements of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

The estimated amount by inflation adjustment through December 31, 2019 is approximately R$7.73 billion.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$33.0 million, equivalent to the estimated monthly remuneration plus interest and charges.  The amount above will be annually reevaluated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements.

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

As of December 31, 2019 and 2018, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, amounted to R$3,235,008 and R$3,208,464, respectively.  Intangible assets are accrued for based on the physical evolution of the construction, with a counter-entry in the Private Public Partnership (PPP) liabilities account.  In 2019, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The São Lourenço Production System had its main works completed in the first quarter of 2019 with the end of the works phase (phase 1) occurred on November 1, 2019, after checking compliance with the contractual clauses and the absence of documentary pending issues.

The obligations assumed by the Company as of December 31, 2019 and 2018 are shown in the table below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2019			December 31, 2018
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	44,003	208,217	252,220	39,283	252,093	291,376
São Lourenço	66,288	2,975,472	3,041,760	98,544	3,023,204	3,121,748
Total	110,291	3,183,689	3,293,980	137,827	3,275,297	3,413,124

(h)            Works in progress

With the adoption of IFRS 15 - Revenue from contract with customers, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of IFRIC 12 – Service Concession Arrengements, previously recognized as part of of intangible assets as works in progress were reclassified to contract assets, according to note 13, in the amount of R$ 10,387 million.

(i)       Amortization of intangible assets

The amortization average rate totaled 4.2% as of December 31, 2019 (4.2% and 3.9% as of December 31, 2018 and 2017, respectively).

(j) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

(k) Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16, which requires lessees to record the right-of-use asset and the lease liability. The Company has utilized the exemption in adoption of IFRS 16 related to leases with a lease term of 12 months or less and containing no purchase options and leases where the underlying asset has a low value when new. For those leases accounted for under the exemption option, the Company recognized R$40,577, R$9,132 and R$2,146 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively in 2019.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Details of right of use asset are as follows:

Nature	December 31, 2019
Leases related to Contract Assets	276,893

Leases related to Concession Agreements and Program Contracts	292,824
- Cost	405,426
- Accumulated amortization	(112,602)
Other assets	70,698
- Vehicles	91,709
- Properties	13,309
- Equipment	3,801
- Other	4,414
- Accumulated amortization	(42,535)
Right of use	640,415

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact in the income statements as of December 31, 2019:

Impact in the income statement
December 31, 2019

Right-of-use amortization	(65,413)
Financial result – interest expenses	(54,791)
Short-term and low-value lease expenses	(51,855)
Decrease of the income of the year	(172,059)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

15           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2019				December 31, 2018
	Cost	Accumulated depreciation	Net	Depreciation average rate	Cost	Accumulated depreciation	Net	Depreciation average rate
Land	92,962	-	92,962	-	92,979	-	92,979	-
Buildings	82,143	(40,438)	41,705	2.1%	79,086	(38,961)	40,125	3.0%
Equipment	402,850	(250,577)	152,273	16.3%	372,872	(256,786)	116,086	16.5%
Transportation equipment	8,946	(6,962)	1,984	9.9%	11,333	(7,860)	3,473	10.0%
Furniture and fixtures	31,365	(13,146)	18,219	6.7%	27,250	(13,672)	13,578	6.8%
Other	7,559	(309)	7,250	5.0%	1,659	(288)	1,371	6.2%
Total	625,825	(311,432)	314,393	12.5%	585,179	(317,567)	267,612	12.3%

(b)      Changes

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	3,497	15	-	(1,932)	41,705
Equipment	116,086	63,216	3,149	(429)	(29,749)	152,273
Transportation equipment	3,473	308	(1,117)	(2)	(678)	1,984
Furniture and fixtures	13,578	5,266	734	(162)	(1,197)	18,219
Other	1,371	5,872	66	-	(59)	7,250
Total	267,612	78,159	2,830	(593)	(33,615)	314,393

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,021	-	41,021	42,493	40,194	82,687
12th issue debentures	45,450	203,829	249,279	45,450	249,249	294,699
14th issue debentures	41,940	63,012	104,952	41,270	103,005	144,275
15th issue debentures	-	-	-	359,394	-	359,394
17th issue debentures	289,211	263,226	552,437	279,100	532,691	811,791
18th issue debentures	34,239	133,679	167,918	33,469	165,267	198,736
20th issue debentures	-	-	-	248,334	-	248,334
21th issue debentures	150,000	349,660	499,660	-	499,604	499,604
22th issue debentures	-	765,689	765,689	-	756,040	756,040
23th issue debentures	-	864,603	864,603	-	-	-
24th issue debentures	-	395,855	395,855	-	-	-
Brazilian Federal Savings Bank	83,519	1,341,660	1,425,179	75,223	1,266,592	1,341,815
Brazilian Development Bank - BNDES BAIXADA SANTISTA	-	-	-	16,899	-	16,899
Brazilian Development Bank - BNDES PAC	11,184	27,854	39,038	11,227	39,169	50,396
Brazilian Development Bank - BNDES PAC II 9751	6,990	40,685	47,675	4,364	18,811	23,175
Brazilian Development Bank - BNDES PAC II 9752	3,913	24,457	28,370	3,186	23,100	26,286
Brazilian Development Bank - BNDES ONDA LIMPA	23,704	100,582	124,286	23,632	123,875	147,507
Brazilian Development Bank - BNDES TIETÊ III	52,874	383,191	436,065	30,589	252,197	282,786
Brazilian Development Bank - BNDES 2015	31,712	460,646	492,358	31,615	490,729	522,344
Brazilian Development Bank - BNDES 2014	4,659	25,411	30,070	-	-	-
Leases (Concession Agreements, Program Contracts and Contract Assets)	27,314	432,357	459,671	19,077	549,589	568,666
Leases (Others)	51,088	23,365	74,453	-	-	-
Other	1,665	8,207	9,872	1,380	8,163	9,543
Interest and charges	77,460	-	77,460	98,410	-	98,410
Total in local currency	977,943	5,907,968	6,885,911	1,365,112	5,118,275	6,483,387
Borrowings and financing outstanding balance	December 31, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$61,668 thousand (US$71,947 thousand in December 2018)	41,428	207,140	248,568	39,826	238,954	278,780
Inter-American Development Bank - BID 2202 – US$510,573 thousand (US$544,457 thousand in December 2018)	128,623	1,914,298	2,042,921	124,098	1,969,565	2,093,663
International Bank of Reconstruction and Development -BIRD – US$88,871 thousand (US$91,286 thousand in December 2018)	24,505	330,898	355,403	11,779	341,646	353,425
Deutsche Bank – (US$75,000 thousand in December 2018)	-	-	-	288,479	-	288,479
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2018)	1,409,921	-	1,409,921	-	1,354,532	1,354,532
JICA 15 – ¥11,524,300 thousand (¥12,676,730 thousand in December 2018)	42,813	385,315	428,128	40,646	406,462	447,108
JICA 18 – ¥10,361,600 thousand (¥11,397,760 thousand in December 2018)	38,493	346,237	384,730	36,545	365,230	401,775
JICA 17 – ¥2,830,420 thousand (¥1,826,957 thousand in December 2018)	12,466	91,845	104,311	11,835	51,786	63,621
JICA 19 – ¥31,736,565 thousand (¥31.561.726 thousand in December 2018)	67,372	1,109,644	1,177,016	64,028	1,047,081	1,111,109
BID 1983AB – US$40,769 thousand (US$58,462 thousand in December 2018)	71,312	91,521	162,833	68,554	155,653	224,207
Interest and charges	44,967	-	44,967	52,710	-	52,710
Total in foreign currency	1,881,900	4,476,898	6,358,798	738,500	5,930,909	6,669,409

Total borrowings and financing	2,859,843	10,384,866	13,244,709	2,103,612	11,049,184	13,152,796

Exchange rate as of December 31, 2019: US$4.0307; ¥0.03715 (as of December 31, 2018: US$3.8748; ¥0.03527).

As of December 31, 2019, the Company did not have balances of borrowings and financing, raised during the year, to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
21th issue debentures	Own funds	2022	CDI + 0.60% e CDI+ 0.90%
22th issue debentures	Own funds	2025	CDI +0.58 (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
23th issue debentures	Own funds	2027	CDI +0.63 (Series 1) and CDI + 0.49% (Series 2)
24th issue debentures	Own funds	2029	3.20 (Series 1) and 3.37% (Series 2)	IPCA (Series 1 and 2)
Brazilian Federal Savings Bank	Own funds	2020/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP+2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP+2.5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP+1.76%
Leases (Concession Agreements, Program Contracts and Contract Assets)		2035	7.73% to 10.12%	IPC
Leases (Others)		2023	6.01% to 9.84%
Other	Own funds	2025	3% (FEHIDRO) and TJLP + 1.5% (FINEP)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 - US$61,668 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 - US$510,573 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD US$88,871 thousand	Government	2034	2.85% (*)	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥11,524,300 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥10,361,600 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥2,830,420 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥31,736,565 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$40,769 thousand	-	2023	2.08% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(i) Payment schedule as of December 31, 2019

	2020	2021	2022	2023	2024	2025	2026 to 2040	TOTAL
LOCAL CURRENCY
Debentures	601,861	484,363	563,291	366,330	700,583	280,062	644,924	3,641,414
Brazilian Federal Savings Bank	83,519	87,951	92,727	85,554	84,289	89,569	901,570	1,425,179
BNDES	135,036	134,584	134,584	128,886	123,400	105,460	435,912	1,197,862
Leases (Concession Agreements, Program Contracts and Contract Assets)	27,314	29,093	31,063	33,711	36,697	39,951	261,842	459,671
Leases (Others)	51,088	22,630	678	57	-	-	-	74,453
Other	1,665	1,865	1,865	1,825	1,384	1,268	-	9,872
Interest and charges	77,460	-	-	-	-	-	-	77,460
TOTAL IN LOCAL CURRENCY	977,943	760,486	824,208	616,363	946,353	516,310	2,244,248	6,885,911
FOREIGN CURRENCY
BID	170,051	170,051	170,051	170,051	170,051	170,051	1,271,183	2,291,489
BIRD	24,505	24,505	24,505	24,505	24,505	24,505	208,373	355,403
Eurobonds	1,409,921	-	-	-	-	-	-	1,409,921
JICA	161,144	154,857	154,857	154,857	154,857	154,857	1,158,756	2,094,185
BID 1983AB	71,312	31,005	31,005	29,511	-	-	-	162,833
Interest and charges	44,967	-	-	-	-	-	-	44,967
TOTAL IN FOREIGN CURRENCY	1,881,900	380,418	380,418	378,924	349,413	349,413	2,638,312	6,358,798
Overall Total	2,859,843	1,140,904	1,204,626	995,287	1,295,766	865,723	4,882,560	13,244,709

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

 (ii)  Changes

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	December 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	1,266,755	(11,814)	42,692	-	(234,307)	(1,055,623)	195,586	17,233	3,845	3,711,228
Brazilian Federal Savings Bank	1,345,684	-	162,767	-	-	-	(109,128)	(79,404)	74,421	34,910	-	1,429,250
BNDES	1,072,605	-	256,981	(628)	2,082	826	(83,419)	(131,026)	60,644	23,112	234	1,201,411
Leases (Concession Agreements, Program Contracts and Contract Assets)	568,666	-	-	-	1,765	3,761	(47,663)	(123,880)	49,160	7,862	-	459,671
Leases (Others)	-	113,233	-	-	-	-	(1,141)	(42,646)	5,007	-	-	74,453
Other	9,571	-	1,683	-	28	-	(655)	(1,383)	652	2	-	9,898
TOTAL IN LOCAL CURRENCY	6,483,387	113,233	1,688,186	(12,442)	46,567	4,587	(476,313)	(1,433,962)	385,470	83,119	4,079	6,885,911

FOREIGN CURRENCY
BID	2,399,985	-	-	-	40,594	49,387	(83,602)	(171,892)	26,332	54,431	955	2,316,190
BIRD	356,420	-	2,540	(2,540)	12,575	1,657	(10,627)	(12,273)	8,548	1,561	19	357,880
Deutsche Bank	292,872	-	-	-	13,255	-	(18,562)	(303,866)	12,929	1,240	2,132	-
Eurobonds	1,358,412	-	-	-	54,565	-	(102,883)	-	94,095	8,943	824	1,413,956
JICA	2,036,128	-	117,861	(112)	104,027	3,675	(35,001)	(155,064)	32,194	3,013	187	2,106,908
BID 1983AB	225,592	-	-	(105)	8,943	-	(10,338)	(71,141)	9,111	870	932	163,864
TOTAL IN FOREIGN CURRENCY	6,669,409	-	120,401	(2,757)	233,959	54,719	(261,013)	(714,236)	183,209	70,058	5,049	6,358,798
Overall Total	13,152,796	113,233	1,808,587	(15,199)	280,526	59,306	(737,326)	(2,148,198)	568,679	153,177	9,128	13,244,709

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	Funding	Borrowings costs	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Interest and fees – Capitalized (*)	Borrowings costs - expenses	December 31, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(3,021)	62,676	-	(259,175)	(905,080)	226,810	34,409	3,400	3,486,861
Brazilian Federal Savings Bank	1,236,674	194,244	-	-	-	(102,772)	(85,515)	75,668	27,385	-	1,345,684
BNDES	1,042,036	131,000	-	3,438	4,001	(90,397)	(102,314)	28,909	55,725	207	1,072,605
Leases	561,616	-	-	-	6,366	(38,196)	(17,427)	40,290	16,017	-	568,666
Other	10,977	-	-	69	-	(772)	(1,470)	763	4	-	9,571
TOTAL IN LOCAL CURRENCY	6,428,145	1,075,244	(3,021)	66,183	10,367	(491,312)	(1,111,806)	372,440	133,540	3,607	6,483,387

FOREIGN CURRENCY
BID	1,743,257	484,690	(2,365)	237,433	53,208	(55,391)	(130,520)	26,910	41,878	885	2,399,985
BIRD	303,278	-	-	48,279	3,462	(7,607)	-	6,945	2,044	19	356,420
Deutsche Bank	496,726	-	-	62,918	-	(35,207)	(268,508)	28,862	4,454	3,627	292,872
Eurobonds	1,158,642	-	-	198,380	-	(97,952)	-	85,072	13,448	822	1,358,412
JICA	1,700,448	80,196	(191)	329,638	6,787	(33,519)	(82,608)	33,992	1,209	176	2,036,128
BID 1983AB	270,470	-	-	39,241	-	(11,060)	(85,306)	9,681	1,488	1,078	225,592
TOTAL IN FOREIGN CURRENCY	5,672,821	564,886	(2,556)	915,889	63,457	(240,736)	(566,942)	191,462	64,521	6,607	6,669,409
Overall Total	12,100,966	1,640,130	(5,577)	982,072	73,824	(732,048)	(1,678,748)	563,902	198,061	10,214	13,152,796

(*) amount related to accrued interest which as part of the contract assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Interest and fees – Capitalized (*)	Borrowings costs - expenses	December 31, 2017

LOCAL CURRENCY
Debentures	3,641,912	500,000	(1,157)	-	51,768	-	(301,493)	(597,794)	176,780	103,215	3,611	3,576,842
Brazilian Federal Savings Bank	1,150,691	144,654	-	-	5,495	1,415	(95,854)	(65,836)	78,283	17,826	-	1,236,674
BNDES	946,984	171,153	-	-	5,405	2,512	(78,466)	(87,993)	33,938	48,294	209	1,042,036
Leases	552,516	-	-	24,693	-	-	-	(15,593)	-	-	-	561,616
Other	11,677	-	-	-	116	-	(876)	(750)	779	31	-	10,977
TOTAL IN LOCAL CURRENCY	6,303,780	815,807	(1,157)	24,693	62,784	3,927	(476,689)	(767,966)	289,780	169,366	3,820	6,428,145

FOREIGN CURRENCY
BID	1,811,664	96,889	(2,497)	-	(15,193)	40,228	(38,654)	(189,280)	22,547	16,803	750	1,743,257
BIRD	261,337	35,710	-	-	2,874	2,837	(4,049)	-	3,662	888	19	303,278
Deutsche Bank	485,090	-	(720)	-	7,335	-	(31,774)	-	21,286	11,925	3,584	496,726
Eurobonds	1,141,469	-	-	-	17,115	-	(85,338)	-	55,046	29,529	821	1,158,642
JICA	1,617,215	63,909	(287)	-	82,563	2,525	(28,652)	(65,702)	27,602	1,115	160	1,700,448
BID 1983AB	343,588	-	(82)	-	1,609	-	(10,931)	(75,610)	6,858	3,715	1,323	270,470
TOTAL IN FOREIGN CURRENCY	5,660,363	196,508	(3,586)	-	96,303	45,590	(199,398)	(330,592)	137,001	63,975	6,657	5,672,821
Overall Total	11,964,143	1,012,315	(4,743)	24,693	159,087	49,517	(676,087)	(1,098,558)	426,781	233,341	10,477	12,100,966

(*) amount related to accrued interest which as part of the contract assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

(i)        Funding

On May 27, 2019, the Company raised funds through the 23rd debenture issue, oin the amount of R$ 866,755, as follows:

	Value	Maturity	Remuneration
Series 1 Series 2	491,755 375,000	May/2024 May/2027	CDI + 0.63 p.a. CDI + 0.49 p.a.

On July 24, 2019, the Company raised funds through the 24th debenture issue, in the amount of R$ 400,000, as follows:

	Value	Maturity	Remuneration
Series 1 Series 2	100,000 300,000	July/2026 July /2029	IPCA+ 3.20 p.a. IPCA + 3.37 p.a.

(ii)      Covenants

Applicable to the 23rd issue and 24th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Net debt/ EBITDA:  lower than or equal to 3.50;

- Adjusted EBITDA/ paid financial expenses: equal to or higher than 1.5;

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

The agreement has a clause that, in case of early maturity of any Company debt, in an individual or aggregate amount equal to or higher than R$  145 million,  adjusted by the variation of the IPCA as from the issue date, is a default event that may cause the early maturity of the obligations arising from the Debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b) BNDES

(i)        Funding

The initial funding of agreement 14.2.0535.1 (BNDES 2014), totaling R$ 33,000, was carried out on June 18, 2019. The agreement, totaling R$ 61,143, signed on June 30, 2014, is for the implementation of Setor Gênesis (sub-conductor) and Fazendinha, in the Municipality of Santana de Parnaíba, in São Paulo. The contract will be amortized in 85 installments, began in July 2019 and is expected to end in July 2026.

(ii)      Covenants

Applicable to financing agreement no. 14.2.0535.1 (BNDES 2014)

The financing agreements entered into with the BNDES specifies two ranges in which the Company needs to maintain its Adjusted EBITDA / Adjusted Financial Expenses, Adjusted Net Debt / Adjusted EBITDA, and Other Onerous Debt / Adjusted EBITDA ratios.

This agreements also specifies a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transferred to a Company current account.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2019, the amount of R$255.3 million was guaranteed for the BNDES agreements.

(c)      Leases

The Company has work service agreements which includes specific assets under lease terms.  During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(d)      Financial commitments - Covenants

The table below shows the more restrictive covenants ratios as of December 31, 2019.

Restrictive Ratios
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted total debt / Adjusted EBITDA	Lower than 3.65
Other onerous debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted current ratio	Higher than 1.00
EBITDA / Paid financial expenses	Equal to or higher than 2.35
Net debt / Adjusted EBITDA	Equal to or lower than 3.50
(1) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with electricity supplier.

As of December 31, 2019 and 2018, the Company met the financial debt covenants as set forth by its borrowing and financing agreements.

(e)      Borrowings and financing – Credit Limits

Agent	December 31, 2019
(in millions of reais (*))
Brazilian Federal Savings Bank	1,729
Brazilian Development Bank – BNDES	1,203
Japan International Cooperation Agency – JICA	94
Inter-American Development Bank – BID	1,209
International Bank for Reconstruction and Development - IBRD	1,005
Other	41
TOTAL	5,281

(*) Brazilian Central Bank’s exchange sell rate as of December 30, 2019 (US$ 1.00 = R$ 4.0307; ¥ 1.00 = R$ 0.03715) .

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

17           Taxes recoverable/payable

(a)         Current assets

	December 31, 2019	December 31, 2018
Recoverable taxes
Income tax and social contribution	136,436	361,758
Withholding income tax (IRRF) on financial investments	1,359	6,423
Other federal taxes	3,471	12,522
Total	141,266	380,703

(b)         Current liabilities

	December 31, 2019	December 31, 2018
Taxes and contributions payable
Cofins and Pasep	94,027	82,381
INSS (Social Security contribution)	39,404	38,871
IRRF (withholding income tax)	69,932	66,825
Other	46,955	12,486
Total	250,318	200,563

18           Deferred taxes and contributions

(a)         Statement of financial position details

	December 31, 2019	December 31, 2018
Deferred income tax assets
Provisions	366,673	337,833
Pension obligations - G1	157,998	157,044
Donations of underlying asset on concession agreements	51,818	54,131
Credit losses	145,622	197,920
Other	183,147	186,887
Total deferred tax assets	905,258	933,815

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(408,732)	(433,842)
Capitalization of borrowing costs	(409,236)	(420,978)
Profit on supply to governmental entities	(372,289)	(206,978)
Actuarial gain/loss – G1 Plan	(54,222)	(36,430)
Construction margin	(83,399)	(86,164)
Borrowing costs	(11,376)	(10,665)
Total deferred tax liabilities	(1,339,254)	(1,195,057)

Deferred tax assets (liabilities), net	(433,996)	(261,242)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2019	December 31, 2018
Deferred income tax assets
to be realized within 12 months	189,740	158,294
to be realized after one year	715,518	775,521
Total deferred tax assets	905,258	933,815
Deferred income tax liabilities
to be realized within 12 months	(35,954)	(32,546)
to be realized after one year	(1,303,300)	(1,162,511)
Total deferred tax liabilities	(1,339,254)	(1,195,057)
Deferred tax asset (liabilities)	(433,996)	(261,242)

(c)      Changes

Deferred income tax assets	December 31, 2018	Net change	December 31, 2019
Provisions	337,833	28,840	366,673
Pension obligations - G1	157,044	954	157,998
Donations of underlying asset on concession agreements	54,131	(2,313)	51,818
Credit losses	197,920	(52,298)	145,622
Other	186,887	(3,740)	183,147
Total	933,815	(28,557)	905,258

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(433,842)	25,110	(408,732)
Capitalization of borrowing costs	(420,978)	11,742	(409,236)
Profit on supply to governmental entities	(206,978)	(165,311)	(372,289)
Actuarial (gain)/loss – G1	(36,430)	(17,792)	(54,222)
Construction margin	(86,164)	2,765	(83,399)
Borrowing costs	(10,665)	(711)	(11,376)
Total	(1,195,057)	(144,197)	(1,339,254)

Deferred tax assets (liabilities), net	(261,242)	(172,754)	(433,996)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2019	December 31, 2018	December 31, 2017

Opening balance	(261,242)	(36,754)	186,345
Net change in the year:
- corresponding entry to the income statement	(154,962)	(224,596)	(101,517)
- corresponding entry to valuation adjustments to equity (Note 20 (b))	(17,792)	108	(121,582)

Total net change	(172,754)	(224,488)	(223,099)
Closing balance	(433,996)	(261,242)	(36,754)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2019	December 31, 2018	December 31, 2017

Profit before income taxes	4,677,942	3,912,319	3,503,614
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(1,590,500)	(1,330,186)	(1,191,229)
Tax benefit of interest on equity	312,339	264,816	245,444
Permanent differences
Provision – Law 4,819/1958 – G0 (i)	(44,426)	(46,544)	(57,104)
Donations	(19,888)	(13,068)	(12,413)
Other differences	32,050	47,731	30,998

Income tax and social contribution	(1,310,425)	(1,077,251)	(984,304)

Current income tax and social contribution	(1,155,463)	(852,655)	(882,787)
Deferred income tax and social contribution	(154,962)	(224,596)	(101,517)
Effective rate	28%	28%	28%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 (b) (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

19           Provisions

(a)   Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions in the financial statements consistently with the recognition and measurement criteria established in Note 3.14. The ultimate timing and amounts of the payments depends on the outcome of the court cases.

	Provisions	Escrow deposits	December 31, 2019	Provisions	Escrow deposits	December 31, 2018
Customer claims (i)	253,665	(9,973)	243,692	290,649	(43,841)	246,808
Supplier claims (ii)	153,654	(298)	153,356	67,985	(24,380)	43,605
Other civil claims (iii)	93,910	(16,496)	77,414	98,302	(13,519)	84,783
Tax claims (iv)	59,143	(3,518)	55,625	63,335	(8,091)	55,244
Labor claims (v)	325,129	(12,329)	312,800	302,935	(10,932)	292,003
Environmental claims (vi)	192,950	(29)	192,921	170,419	-	170,419
Total	1,078,451	(42,643)	1,035,808	993,625	(100,763)	892,862

Current	550,247	-	550,247	458,387	-	458,387
Noncurrent	528,204	(42,643)	485,561	535,238	(100,763)	434,475

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2019
Customer claims (i)	290,649	57,314	53,929	(99,379)	(48,848)	253,665
Supplier claims (ii)	67,985	54,223	102,686	(42,948)	(28,292)	153,654
Other civil claims (iii)	98,302	28,888	18,713	(9,766)	(42,227)	93,910
Tax claims (iv)	63,335	11,821	2,918	(4,982)	(13,949)	59,143
Labor claims (v)	302,935	167,995	61,483	(112,084)	(95,200)	325,129
Environmental claims (vi)	170,419	42,198	24,358	(312)	(43,713)	192,950
Subtotal	993,625	362,439	264,087	(269,471)	(272,229)	1,078,451
Escrow deposits	(100,763)	(14,051)	(11,844)	19,191	64,824	(42,643)
Total	892,862	348,388	252,243	(250,280)	(207,405)	1,035,808

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2018
Customer claims (i)	438,619	29,732	40,749	(141,421)	(77,030)	290,649
Supplier claims (ii)	332,037	36,100	21,161	(308,253)	(13,060)	67,985
Other civil claims (iii)	114,544	22,578	12,939	(16,146)	(35,613)	98,302
Tax claims (iv)	77,100	10,763	4,157	(2,490)	(26,195)	63,335
Labor claims (v)	299,842	83,499	32,290	(44,900)	(67,796)	302,935
Environmental claims (vi)	160,446	33,392	18,294	(115)	(41,598)	170,419
Subtotal	1,422,588	216,064	129,590	(513,325)	(261,292)	993,625
Escrow deposits	(344,384)	(53,205)	(5,533)	269,248	33,111	(100,763)
Total	1,078,204	162,859	124,057	(244,077)	(228,181)	892,862

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2017
Customer claims (i)	572,210	26,642	44,805	(138,466)	(66,572)	438,619
Supplier claims (ii)	332,667	23,017	36,888	(39,433)	(21,102)	332,037
Other civil claims (iii)	131,286	13,517	12,057	(19,975)	(22,341)	114,544
Tax claims (iv)	69,898	6,877	7,392	(259)	(6,808)	77,100
Labor claims (v)	285,413	55,106	38,861	(43,498)	(36,040)	299,842
Environmental claims (vi)	150,084	32,377	16,156	(24,585)	(13,586)	160,446
Subtotal	1,541,558	157,536	156,159	(266,216)	(166,449)	1,422,588
Escrow deposits	(368,483)	(29,089)	(7,823)	15,354	45,657	(344,384)
Total	1,173,075	128,447	148,336	(250,862)	(120,792)	1,078,204

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of escrow deposits, are represented as follows:

	December 31, 2019	December 31, 2018
Customer claims (i)	86,061	207,600
Supplier claims (ii)	1,986,736	1,459,100
Other civil claims (iii)	679,623	719,300
Tax claims (iv)	1,184,811	1,439,100
Labor claims (v)	631,364	624,200
Environmental claims (vi)	4,864,894	4,343,800
Total	9,433,489	8,793,100

(c)      Explanation on the nature of main classes of lawsuits

(i)      Customer claims

Approximately 680 lawsuits (890 as of December 31, 2018) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 320 lawsuits (490 as of December 31, 2018) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 30 lawsuits (40 as of December 31, 2018) in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The R$ 121,539 decrease in the lawsuits deemed as contingent liabilities was mainly due to the revisions of expectations arising from court decisions in the period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(ii)         Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements and the economic and financial imbalance of the agreements, and are in progress at different courts. The R$ 109,751 increase in accrued lawsuits was mainly due to revisions of expectations arising from court decisions in the period. The R$ 527,636 increase in lawsuits deemed as contingent liabilities is mainly due to updates and revisions of expectations arising on lawsuits in progress.

(iii)      Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)       Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, that were accrued and others that were deemed as contingent liabilities. The R$ 254,289 decrease in lawsuits deemed as contingent liabilities was mainly due to changes in expectations arising from agreements with the municipalities of Guarujá and São Bernardo do Campo in the period.

The municipality of São Paulo, through law, revoked the services tax exemption which until then the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 664,669 (R$ 605,008 as of December 31, 2018), which currently are subject-matter of three Tax Foreclosures. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company deemed the proceeding as contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(v)          Labor claims

The Company is a party to a number of labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

(vi)       Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo – CESTESB and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The R$ 22,502 and 521,004 increases in accrued lawsuits and deemed as contingent liabilities, respectively, are mainly due to updates and revision of estimates on lawsuits in progress in the period.

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

(d)      Other concession-related legal proceedings

The Company is a party to concessions-related proceedings, where it challenges compensatory issues for the resumption of sanitation services by some municipalities or by the right to continue operating said services.

The amount recorded as indemnities receivable in noncurrent assets, referring to municipalities of  Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira, Tuiuti e Mauá was R$ 114,335 as December 31, 2019 (R$ 109,990 as of December 31, 2018), with allowance for doubtful accounts in the full amount recorded. All municipalities mentioned are not operated by the Company. When a municipality is awarded a final an unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

(e)      Environmental lawsuits with settlements

In 2019, the Company has not entered into any Environmental agreement. The accumulated balance as of December 31, 2019, corresponding to environmental indemnifications, totaled R$ 43,923 (R$ 44,828 as of December 31, 2018), recorded under “other liabilities”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(f) Guarantee insurance for escrow deposit

On May 25, 2019, the Company contracted guarantee insurance for escrow deposit, effective for one year, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of having cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2019, the Company used R$ 126,4 million of the guarantee insurance (R$ 160,4 in 2018), of which R$ 75,5 million from the current contract with an outstanding amount of R$ 424,5 million from the current contract.

20          Employees benefits

(a)      Health plan – Medical Assistance

Since August 1, 2019, the new health plans managed by Fundação CESP - FUNCESP, which replaced the previous health plans managed by SABESPREV, have been in effect. The health plan operator was changed by means of the signature of an Adhesion Agreement between the parties. The entire process was in accordance with the current industry law, which is applicable to SABESP, and was approved by the controlling authorities of the State Government.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees is as follows: Company: 9.3% (December 31, 2018 – 7.2%) on average, of gross payroll, totaling R$ 237,898 in 2019 (R$ 196,281 in 2018).

(b)      Pension plan benefits

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); Defined Contribution (CD) – Sabesprev Mais (iii) and FUNCESP (iv).

Statements of defined benefit plans

Summary of pension obligations – Liabilities

	December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of defined benefit obligations	(3,067,094)	(3,046,255)	(6,113,349)	(2,532,338)	(2,606,107)	(5,138,445)
Fair value of the plan’s assets	2,752,417	-	2,752,417	2,168,436	-	2,168,436

Liability as per statement of financial position – pension obligations	(314,677)	(3,046,255)	(3,360,932)	(363,902)	(2,606,107)	(2,970,009)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Pension obligations

	December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,532,338)	(2,606,107)	(5,138,445)	(2,319,841)	(2,543,877)	(4,863,718)
Current service cost	(47,001)	(227,367)	(274,368)	(13,905)	(232,248)	(246,153)
Interest cost	(224,429)	-	(224,429)	(213,201)	-	(213,201)
Actuarial (gains)/losses recorded as other comprehensive income	(392,876)	(397,597)	(790,473)	(114,188)	(10,783)	(124,971)
Benefits paid	129,550	184,816	314,366	128,797	180,801	309,598
Defined benefit obligation, end of the year	(3,067,094)	(3,046,255)	(6,113,349)	(2,532,338)	(2,606,107)	(5,138,445)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,168,436	-	2,168,436	1,931,380	-	1,931,380
Expected return on the plan assets	192,965	-	192,965	179,449	-	179,449
Expected Company’s contributions	36,968	-	36,968	36,199	-	36,199
Expected participant’s contributions	38,391	-	38,391	36,336	-	36,336
Benefits paid	(129,549)	-	(129,549)	(128,797)	-	(128,797)
Actuarial gains/(losses) recorded as other comprehensive income	445,206	-	445,206	113,869	-	113,869
Fair value of the plan’s assets, end of the year	2,752,417	-	2,752,417	2,168,436	-	2,168,436

(Deficit)/Surplus	(314,677)	(3,046,255)	(3,360,932)	(363,902)	(2,606,107)	(2,970,009)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Despite the decrease in interest rate in the year, the decrease of actuarial deficit in G1 Plan was mainly due to the higher profitability of the plan’s assets.

Other comprehensive income

Pursuant to IAS19, the Company recognizes gains/(losses), due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	December 31, 2019			December 31, 2018			December 31, 2017
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on obligations	(392,876)	(397,597)	(790,473)	(114,188)	(10,783)	(124,971)	305,511	51,535	357,046
Actuarial gains/(losses) recorded as other comprehensive income	445,206	-	445,206	113,869	-	113,869	52,083	-	52,083
Total gains/(losses)	52,330	(397,597)	(345,267)	(319)	(10,783)	(11,102)	357,594	51,535	409,129
Deferred income tax and social contribution	(17,792)	-	(17,792)	108	-	108	(121,582)	-	(121,582)
Valuation adjustments to equity	34,538	(397,597)	(363,059)	(211)	(10,783)	(10,994)	236,012	51,535	287,547

The amounts recognized in the year are as follows:

	December 31, 2019			December 31, 2018			December 31, 2017
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of service, net	8,609	227,367	235,976	(22,431)	232,248	209,817	(35,093)	262,873	227,780
Interest cost rates	224,429	-	224,429	213,201	-	213,201	260,409	-	260,409
Expected return on the plan’s assets	(192,965)	-	(192,965)	(179,449)	-	(179,449)	(183,689)	-	(183,689)
Amount received from GESP (undisputed)	-	(97,300)	(97,300)	-	(96,282)	(96,282)	-	(95,191)	(95,191)
Total expenses	40,073	130,067	170,140	11,321	135,966	147,287	41,627	167,682	209,309

Actuarial assumptions:

	December 31, 2019		December 31, 2018		December 31, 2017
	G1 Plan	G0 Plan	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Discount rate – actual rate (NTN-B)	3.37% a.a.	3.36% a.a.	4.91% a.a.	4.84%	5.35% a.a.	5.30%
Inflation rate	3.5% a.a.	3.5% a.a.	4.01% a.a.	4.01%	3.96% a.a.	3.96%
Expected nominal rate of return on assets	6.99%a.a.	-	9.12%a.a.	-	9.52%a.a.	-
Nominal rate of salary growth	5.57% a.a.	5.57% a.a	6.09% a.a.	6.09% a.a	6.04% a.a.	6.04% a.a
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Sensitivity analysis

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2019 regarding the changes in the main assumptions are:

Impact on presente value of the defined benefit obligations
Assumptions	Change in assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 326,714	Decrease of R$ 301,727
	Decrease of 1.0%	Increase of R$ 396,026	Increase of R$ 314,156
Life expectation	Increase of 1 year	Increase of R$ 80,048	Increase of R$ 117,324
	Decrease of 1 year	Decrease of R$ 72,676	Decrease of R$ 140,051
Wage increase rate	Increase of 1.0%	Increase of R$ 36,140	Increase of R$ 388,886
	Decrease of 1.0%	Decrease of R$ 31,070	Decrease of R$ 372,127

(i)  G1 Plan

Managed by Sabesprev, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•    0.99% of the portion of the salary of participation up to 20 salaries; and

•    8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

In 2019, the expenses related to defined benefit obligation amounting to R$ 29,637, R$ 4,187 and R$ 2,685 were recorded in operating costs, and selling and administrative expenses, respectively (R$ 7,530, R$ 1,133 and R$ 704 in 2018 and R$ 35,156, R$ 1,864 and R$ 619 in 2017). The amount of R$ 3,564 (R$ 1,955 in 2018) was capitalized in assets.

The active participants as of December 31, 2019 totaled 3,758 (4,056 as of December 31, 2018), while inactive participants were 7,399 (7,149 as of December 31, 2018).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The expected benefit to be paid in 2020 referring to the G1 pension plan is R$ 167,202.

The contributions of the Company and participants of the G1 Plan in 2019 were R$ 36,968 (R$ 36,199 in 2018) and R$ 38,391 (R$ 36,336 in 2018), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 pension plan totaled R$ 25,531 and R$ 13,497, respectively, in 2019.

Estimated expenses

2020
Service cost	3,796
Interest cost rates	208,485
Net profitability on financial assets	(187,317)
Expense to be recognized by the employeer	24,964

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

	December 31, 2019%		December 31, 2018%
Total fixed income	1,795,554	65.2	1,477,643	68.1
Total equities	301,707	11.0	249,740	11.6
Total structures investments	630,933	22.9	431,828	19.9
Other	24,223	0.9	9,225	0.4
Fair value of the plan’s assets	2,752,417	100	2,168,436	100

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) instruments securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

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

As of December 31, 2019, Sabesprev did not have financial assets issued by the Company in its own portfolio; however, said assets could have been part of the investment fund portfolio invested by the Foundation. The real estate held in the portfolio is not used by the Company.

(ii)  G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan ". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government.

The number of active participants of Plan - Go as of December 31, 2019 and 2018 was 10. The number of beneficiaries, retirees and survivors as of December 31, 2019 was 1,960 (2,038 as of December 31, 2018).

The benefit payable from the Go pension plan expected for 2020 is R$180,382.

In 2019 and 2018, the expenses related to the defined benefit obligation under Plan G0 were recorded in administrative expenses.

Estimated expenses for 2020

2020

Interest cost rate	206,262
Expense to be recognized	206,262

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(iii)    Sabesprev Mais Plan

As of December 31, 2019, this Defined Contribution Plan administered by Sabesprev had had 9,774 active and assisted participants (9,586 as of December 31, 2018).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

In 2019, the expenses related to defined pension plan amounting to R$ 14,293, R$ 1,865 and R$ 3,845 were recorded in operating costs, and selling and administrative expenses, respectively (R$ 13,227, R$ 1,820 and R$ 3,599 in 2018 and R$ 12,034, R$ 1,744 and R$ 3,245 in 2017). The amount of R$ 2,458 (R$ 2,115 in 2018) was capitalized in assets.

(iv)     FUNCESP plan

Sabesprev Mais Plan was closed to new adhesions on December 31, 2019, and as of January 1, 2020, hired employees will have the option to join the Fundação Cesp Defined Contribution Plan (FUNCESP), as well as those employees not opting for the Sabesprev Mais Plan.

(c)      Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2019. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached. As of December 31, 2019, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$ 93,486 (R$ 110,464 as of December 31, 2018).

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others.  This account also includes the amounts payable to the Municipal Fund of Environmental Sanitation and Infrastructure based on a percentage of the revenues from São Paulo municipal government (Note 14 (c) (v) (6)).  The balances as of December 31, 2019 and 2018 were R$ 474,078 and R$ 454,022, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

22          Knowledge Retention Program

a)  Knowledge Retention Program (PRC)

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), which is expected to end in December 2020, aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

In 2019, the Company paid the amount of R$ 43,905, corresponding to the exit of employees enrolled in the Program. As of December 31, 2019, the total balance was R$ 153,377 in current liabilities (as of December 31, 2018 - R$ 74,324 in current liabilities and R$ 122,148 in non-current liabilities).

b)  Consent Decree (“TAC”)

On February 20, 2009, SABESP signed a Consent Decree, proposed by the State Prosecution Office, in which the Company undertook to: a) continue hiring employees by means of public competition, except for filling positions in commission or trust functions; b) gradually dismissing retired employees, replacing them with permanent staff, except in segments where increased efficiency requires the reduction in the effective number of employees.

The Consent Decree clarifies “the need of training and carrying out phased dismissal of approximately two thousand an two hundred (2,200) retired employees within a reasonable period of time, as well as those who will retire in the future”, which allowed interpreting that the Consent Decree did not cover the approximately 2,200 retirees at that time, but all other employees who retire at  SABESP.  Accordingly, the Company created a provision for indemnity of all retired employees who worked at SABESP.

On October 11, 2019, the Prosecutor filed the Consent Decree stating that for the time elapsed and the successive information provided by SABESP, the objective of the Consent Decree was fully complied with.  Accordingly, the amount of  R$  173,284, corresponding to the provisioned amount related to number of employees who retired after February 20, 2009 was reversed, taking into consideration that the Consent Decree was filed following the dismissal of the 2,200 retired employees on the date the Decree was signed.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019, the amount provisioned under “Labor obligations”, related to the Consent Decree totaled R$ 10,472 (R$ 140,818 as of December 31, 2018), of which R$ 8,242 (R$ 136,293 as of December 31, 2018) under current liabilities, and R$ 2,230 (R$ 4,525 as of December 31, 2018) under noncurrent liabilities.

23           Equity

(a)         Authorized capital

As of December 31, 2019 and 2018 the Company’s capital is R$ 15,000,000.

(b)         Subscribed and paid-in capital

As of December 31, 2019 and 2018, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2019		December 31, 2018
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26	343,524,285	50.26
Companhia Brasileira de Liquidação e Custódia (**)	235,643,765	34.47	212,612,143	31.10
The Bank of New York ADR Department (equivalent in shares) (*) (**)	103,823,655	15.19	125,278,967	18.33
Other	518,164	0.08	2,094,474	0.31

	683,509,869	100.00	683,509,869	100.00

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2019	2018	2017
Profit for the year	3,367,517	2,835,068	2,519,310
(-) Legal reserve - 5%	168,376	141,755	125,965

	3,199,141	2,693,313	2,393,345

Minimum mandatory dividend – 25%	799,785	673,328	598,336
Dividend per share and per ADS	1.17012	0.9851	0.87539

On April 29, 2019, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$ 118,859, for the 2018 fiscal year. Therefore, the amount of R$ 60,331 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2018 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2019.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2020, in the amount of R$ 799,785 (R$ 673,328 in 2018) and additional proposed dividends in the amount of R$ 141,203 (R$ 118,859 in 2018), totaling R$ 940,988 (R$ 792,187 in 2018), corresponding to R$ 1.3767 per common share (R$ 1.1590 in 2018), to be resolved on the Shareholders’ Meeting to be held on April 28, 2020. The amount exceeding the minimum mandatory dividend due in the year of R$ 141,203 (R$ 118,859 in 2018) was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$60,230 (R$58,258 in 2018).

Pursuant to CVM Resolution 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$ 60,230 (R$ 58,258 in 2018) referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2019, totaling R$ 800,352 (R$ 673,765 in 2018), refers to the amount of R$ 799,785 (R$ 673,328 in 2018) declared in 2019, net of withholding income tax and R$ 567 declared in previous years (R$ 437 in 2018).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(e)          Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2019 and 2018, the balance of investment reserve totaled R$6,098,575 and R$3,840,422, respectively.

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

(f) Allocation of profit for the year

		2019	2018	2017
Profit
(+)	Profit for the year	3,367,517	2,835,068	2,519,310
(-)	Legal reserve – 5%	168,376	141,755	125,965
(-)	Minimum mandatory dividends	799,785	673,328	598,336
(-)	Additional proposed dividends	141,203	118,859	105,543
Investment reserve recorded		2,258,153	1,901,126	1,689,466

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$2,258,153 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(g)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)      Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects.  See Note 20 (b), the breakdown of amounts recorded in 2019 and 2018.

	G1 plan	G0 plan	Total

Balance as of December 31, 2018	70,716	(619,811)	(549,095)
Actuarial gains/(losses) for the year (Note 20 (b))	34,538	(397,597)	(363,059)
Balance as of December 31, 2019	105,254	(1,017,408)	(912,154)

24           Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year.  The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares.  Accordingly, basic and diluted earnings per share are equal.

	2019	2018	2017

Earnings attributable to Company’s owners	3,367,517	2,835,068	2,519,310
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.93	4.15	3.69

25          Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Result

	2019
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	16,134,032	2,946,566	19,080,598
Gross sales deductions	(1,096,944)	-	(1,096,944)
Net operating revenue	15,037,088	2,946,566	17,983,654
Costs, selling and administrative expenses	(9,375,590)	(2,881,394)	(12,256,984)
Income from operations before other net operating expenses, net and equity accounting	5,661,498	65,172	5,726,670
Other operating income / (expenses), net			(18,748)
Equity accounting			3,701
Financial result, net			(1,033,681)
Income from operations before taxes			4,677,942
Depreciation and amortization	(1,780,094)		(1,780,094)

(i) See note 32 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2018
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	14,253,609	2,802,670	17,056,279
Gross sales deductions	(971,185)	-	(971,185)
Net operating revenue	13,282,424	2,802,670	16,085,094
Costs, selling and administrative expenses	(8,203,883)	(2,739,657)	(10,943,540)
Income from operations before other net operating expenses, net and equity accounting	5,078,541	63,013	5,141,554
Other operating income / (expenses), net			28,591
Equity accounting			6,510
Financial result, net			(1,264,336)
Income from operations before taxes			3,912,319
Depreciation and amortization	(1,392,541)		(1,392,541)

(i) See note 32 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2017
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	12,223,746	3,150,877	15,374,623
Gross sales deductions	(766,390)	-	(766,390)
Net operating revenue	11,457,356	3,150,877	14,608,233
Costs, selling and administrative expenses	(7,566,104)	(3,080,542)	(10,646,646)
Income from operations before other net operating expenses, net and equity accounting	3,891,252	70,335	3,961,587
Other operating income / (expenses), net			(5,679)
Equity accounting			5,760
Financial result, net			(458,054)
Income from operations before taxes			3,503,614
Depreciation and amortization	(1,301,897)	-	(1,301,897)

(i) See note 32 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

Explanation on the reconciliation items for the financial statements. The impacts on gross operating income and costs are as follows:

	2019	2018	2017

Gross revenue from construction recognized under IFRIC 12 (a)	2,946,566	2,802,670	3,150,877
Construction costs recognized under IFRIC 12 (a)	(2,881,394)	(2,739,657)	(3,080,542)

Construction margin	65,172	63,013	70,335

(a)    Revenue from concession construction contracts is recognized in accordance with Note 3.3 (b).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

26          Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 19 (f)) and traditional guarantee insurance. The Company contracts insurance through bidding processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2019, the Company’s insurance coverage is as follows:

Coverage

Specified risks – fire	2,185,827
Engineering risk	1,960,248
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	105,695
Domestic and international transportation	6,058
Civil liability – operations	5,000
Other	14
Total	4,962,842

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

27           Operating revenue

(a)   Revenue from sanitation services:

	2019	2018	2017

Metropolitan region of São Paulo	11,849,776	10,295,509	8,636,926
Regional Systems	4,284,256	3,958,100	3,586,820
Total	16,134,032	14,253,609	12,223,746

(b)    Reconciliation between gross operating income and net operating income:

	2019	2018	2017

Revenue from sanitation services (i)	16,134,032	14,253,609	12,223,746
Construction revenue	2,946,566	2,802,670	3,150,877
Sales tax	(1,035,051)	(916,808)	(757,619)
Regulatory, Control and Oversight Fee (TRCF) (ii)	(61,893)	(54,377)	(8,771)
Net revenue	17,983,654	16,085,094	14,608,233

(i)   Includes the amount of R$70,122 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP (R$ 63,901 in 2018).

(ii)Amount payable to ARSESP referring to regulatory, control and oversight activities, pursuant to State Complementary Law 1,025/07.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

28          Operating costs and expenses

	2019	2018	2017
Operating costs
Salaries, payroll charges and benefits	(1,938,265)	(1,959,539)	(1,841,571)
Pension obligations	(49,564)	(25,066)	(48,381)
Construction costs (Note 25)	(2,881,394)	(2,739,657)	(3,080,542)
General supplies	(259,401)	(238,034)	(163,712)
Treatment supplies	(310,380)	(265,146)	(287,592)
Outsourced services	(1,250,890)	(996,477)	(857,063)
Electricity	(1,140,160)	(956,840)	(794,352)
General expenses	(647,804)	(629,253)	(531,985)
Depreciation and amortization	(1,659,779)	(1,276,444)	(1,173,765)
	(10,137,637)	(9,086,456)	(8,778,963)

Selling expenses
Salaries, payroll charges and benefits	(270,549)	(289,378)	(305,440)
Pension obligations	(6,848)	(3,602)	(7,296)
General supplies	(10,332)	(6,391)	(4,451)
Outsourced services	(360,190)	(273,470)	(258,287)
Electricity	(1,333)	(1,154)	(762)
General expenses	(122,503)	(102,213)	(94,112)
Depreciation and amortization	(31,649)	(17,272)	(15,664)
	(803,404)	(693,480)	(686,012)

Bad debt expense, net of recoveries (Note 9 (c))	(128,099)	(166,727)	(82,681)

Administrative expenses
Salaries, payroll charges and benefits	(278,507)	(254,284)	(229,752)
Pension obligations	(138,207)	(141,758)	(171,830)
General supplies	(3,216)	(4,881)	(5,675)
Outsourced services	(197,357)	(204,728)	(183,746)
Electricity	(1,436)	(1,363)	(965)
General expenses	(407,250)	(232,288)	(302,113)
Depreciation and amortization	(88,666)	(98,825)	(112,468)
Tax expenses	(73,205)	(58,750)	(92,441)
	(1,187,844)	(996,877)	(1,098,990)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,487,321)	(2,503,201)	(2,376,763)
Pension obligations	(194,619)	(170,426)	(227,507)
Construction costs (Note 25)	(2,881,394)	(2,739,657)	(3,080,542)
General supplies	(272,949)	(249,306)	(173,838)
Treatment supplies	(310,380)	(265,146)	(287,592)
Outsourced services	(1,808,437)	(1,474,675)	(1,299,096)
Electricity	(1,142,929)	(959,357)	(796,079)
General expenses	(1,177,557)	(963,754)	(928,210)
Depreciation and amortization	(1,780,094)	(1,392,541)	(1,301,897)
Tax expenses	(73,205)	(58,750)	(92,441)
Bad debt expense, net of recoveries (Note 9 (c))	(128,099)	(166,727)	(82,681)
	(12,256,984)	(10,943,540)	(10,646,646)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

29          Financial Income (Expenses)

	2019	2018	2017
Financial expenses
Interest and charges on borrowings and financing – local currency	(331,367)	(332,149)	(289,780)
Interest and charges on borrowings and financing – foreign currency	(165,421)	(171,686)	(119,100)
Other financial expenses (i)	(344,508)	(187,563)	(97,533)
Income tax over international remittance	(17,650)	(19,779)	(17,901)
Inflation adjustment on borrowings and financing (ii)	(44,802)	(66,183)	(62,787)
Other inflation adjustments (i)	(107,584)	(45,193)	(50,941)
Interest and inflation adjustments on provisions (iii)	(162,093)	14,586	(50,238)
Total financial expenses	(1,173,425)	(807,967)	(688,280)

Financial income
Inflation adjustment gains (iv)	91,180	105,952	89,010
Income on short-term investments (v)	151,622	187,094	195,992
Interest income (vi)	150,054	175,939	57,166
Cofins and Pasep	(20,028)	(22,693)	(16,366)
Other	14	10	442
Total financial income	372,842	446,302	326,244

Financial income (expenses), net before exchange rate changes	(800,583)	(361,665)	(362,036)

Exchange gains (losses)
Exchange rate changes on borrowings and financing (vii)	(233,960)	(915,897)	(96,300)
Exchange rate changes on assets	863	13,235	336
Other exchange rate changes	(1)	(9)	(54)
Exchange rate changes, net	(233,098)	(902,671)	(96,018)

Financial income (expenses), net	(1,033,681)	(1,264,336)	(458,054)

(i)        Increase in recognition of interest on Public-Private Partnership (PPP) contracts, due to the beginning of the the service provision of São Lourenço Production System (SPSL), on July 10, 2018.

(ii)      Decrease of R$ 21.4 milion in monetary variation derives mainly on local borrowings and financing, mainly in debentures, due to the amortization of the 15th and 17th debentures issue and the decrease of the TJLP from 6.98% in 2018 to 5.57% in 2019.

(iii)    Lawsuits accrued interest and monetary restatement due to inflation in Brazil. The increase in interest and monetary restatement on lawsuits is due to a change in the expectations regarding unfavorable outcome of the court cases against the Company.

(iv)    The monetary variations gains decreased mainly due to the higher restatement on escrow deposits.

(v)      The decrease is a result of the reduction in the CDI rate, of 6.42% p.a. in 2019 and 5.96% p.a. in 2018. The average balance applied in 2019 was R$ 2.199 billion, compared to R$ 2.972 billion in 2018.

(vi)    The increase in interest income is mainly due to the recognition of interest on installment agreements with customers, in 2018

(vii)   Decrease of R$ 681.9 million in exchange rate changes on borrowings and financing mainly due to the lower appreciation of the U.S. dolar and the Yen against the Real in 2019 (4.0% and 5.3%, respectively), compared to appreciation presented in 2018 (17.1% and 20.0, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

30          Other operating income (expenses), net

	2019	2018	2017

Other operating income, net	75,667	93,089	75,410
Other operating expenses	(94,415)	(64,498)	(81,089)

Other operating income (expenses), net	(18,748)	28,591	(5,679)

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

31           Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main unrecorded committed amounts as of December 31, 2019:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	944,045	2,787,402	1,188,276	3,006,756	7,926,479
Contractual obligations – Investments	2,247,765	2,015,873	745,603	36,611	5,045,852
Total	3,191,810	4,803,275	1,933,879	3,043,367	12,972,331

The main commitment refers to the São Lourenço PPP. See Note 14 (g).

32          Supplemental cash flow information

	2019	2018	2017

Total additions of contract assets (Note 13)	3,532,283	3,188,943	-
Total additions to intangible assets (Note 14 (b))	1,788,907	1,144,728	3,490,298

Items not affecting cash (see breakdown below)	(2,125,943)	(2,201,112)	(1,532,518)

Total additions to intangible assets as per statement of cash flows	3,195,247	2,132,559	1,957,780

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (d))	233,251	488,502	649,048
Contractors payable	252,675	297,872	213,340
Program contract commitments	35,817	149,974	95,126
Public Private Partnership - São Lourenço PPP (Note 14 (g))	10,591	273,737	501,591
Leases	-	-	3,078
Performance agreements	78,296	-	-
Right of use	113,233	-	-
Construction margin (Note 25)	65,172	63,013	70,335
Agreement with the Municipality of Santo André (Note 9 (a))	1,336,908	-	-
Agreement with the municipality of Guarulhos (Note 9 (a))	-	928,014	-
Total	2,125,943	2,201,112	1,532,518

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

33          Events after the reporting period

  25th Issuance of Debentures

On February 20, 2020, the Board of Directors approved the 25th issuance simple, unsecured, non-convertible debentures, in up to three series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction nº 476, in the total amount of R $ 1,000,000,000.00. The amount of Debentures to be allocated in each series of the Offer will occur through the communicating vessels system.

In April 27, 2020, Sabesp carried out the twenty-fifth issuance of debentures of R$1.45 billion, with a maturity date of October 2021 and bearing interest at a rate of CDI plus 3.30% per year. Considering the  uncertainties arising from the coronavirus crisis and its effect on the economy and financial markets, the Company decided to increase the amount issued in R$ 450 million.

The proceeds from the issuance and offering of the Debentures will be used to the refinance of its financial commitments maturing in 2020 and to replenish the Company's cash position.

  COVID-19 (Coronavírus)

The services provided by the Company become even more essential to society in the context of the COVID 19 pandemic. The interruption of water supply by a basic sanitation company may compromise the guidance given by the World Health Organization (WHO) so that everyone maintains good hygiene habits, such as washing your hands correctly and more often.

The Company has implemented several preventive measures so that its employees are not exposed to risky situations, such as: (i) use of home-office practice particularly in the administrative sectors and for all employees over 60; (ii) restriction of national and international travel; (iii) use of remote communication; (iv) anticipation of the vaccination campaign; among others. The Company additionally took all necessary preventive measures so that employees with strategic functions can comply with them without increasing the risk of contamination, ensuring continuity in the provision of essential services.

Some materials used in the treatment of water and sewage are imported and may suffer some type of restriction, however these can be replaced by alternative products in Brazil. Accordingly, there is no expectation of any negative effect on the Company's operations.

On March 20, 2020, SABESP released a Material Fact stating that the Executive Board approved the proposal to exempt customer categories consumption of "Residencial Social" and "Residencial Favela (Shantytown)" from paying water/sewage bills. This measure covers all municipalities operated for a period of 90 days and refer to accounts issued as of April 1, 2020, which must be ratified by the Board of Directors. To preserve the economic and financial sustainability of Company, the impact on revenue may be offset by reduced expenses and budgetary adjustments.

On March 22, 2020, the São Paulo State Government decreed quarantine throughout the State, restricting activities in order to avoid the accelerated spread of COVID 19. In this sense, the Company's revenues in the commercial and public categories may have a negative impact in future reporting periods due to the reduction in the level of activity. On the other hand, this same measure may increase consumption in the residential category. The trend in the industrial category is not clear, since there are sectors that will increase production and, therefore, increase the demand for water, while others will have to reduce it.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In order to cope with the constant investments in infrastructure, the Company annually uses third party capital, as a complement to its own resources. The impacts of COVID-19 in attracting borrowings and financing is still uncertain, however the Company has sufficient resources of funds to fulfill its short and medium term strategy for the next 12 months.

At this time, it is not possible to assess all the impacts that COVID-19 may have in the future, for this reason this topic is being assessed daily by the Company's management.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2019, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

On March 30, 2020, the Board of Directors ratified the exemption approved by the Executive Board On March 19, 2020 that deals with the proposal to exempt customer categories consumption of "Residencial Social" and "Residencial Favela (Shantytown)", registered on March 19, 2020, from paying water/sewage bills for 90 days for bills issued as of April 1, 2020, covering  all municipalities operated by the Company.

  Tariff Adjustment Index

On April 9, 2020, the São Paulo State Sanitation and Energy Regulatory Agency ("ARSESP") published Resolutions nº 980 and nº 979.

Resolution nº 980 disclosing a tariff adjustment index of 2.4924% for the Company, broken down as follows:

  IPCA variation of 3.3032% in the period;
  Efficiency Factor (X Factor) of 0.6920%; and
  Quality factor (Q Factor) of -0.1188%.

However, considering Official Letter SIMA/GAB/370/2020, of the State Secretariat for Infrastructure and Environment, which requests ARSESP to evaluate the possibility of postponing the tariff adjustment for 90 days, further to Decree 64,879/2020, recognizing the state of public calamity resulting from the COVID-19 pandemic, ARSESP decided:

  To postpone the publication of the new tariff tables, resulting from the annual tariff adjustment to June 10, 2020;
  The adjusted tariff tables, including the tables of the municipalities of Iperó, Pereiras, Santa Branca and Santa Isabel, will be published by June 10, 2020 and will be applied as of thirty days from their publication, pursuant to Law 11,445/2007;
  The compensatory adjustments for the postponement of the application of the annual tariff adjustment will be calculated until June 10, 2020; and
  The amount to be compensated will be distributed in the tariffs in the period between July 10, 2020 and May 10, 2021, when the results of the Third Ordinary Tariff Revision will be applied.

Resolution  No. 979 informs that ARSESP will evaluate  the economic-financial balance of the provision of services in order to restore it in due course, if necessary, as a result of the impact of the exemption from tariffs on water / sewage bills of consumers in the "Residential Social" and "Residential Favela (Shantytown)" categories consumption, registered on 03/19/2020 for 90 days for accounts issued as of 04/01/2020 and which will cover all municipalities operated by the Company.

  Conversion from Dollars to Reais of the debt contracted with the Inter American Development Bank (IDB)

On April 28, 2020, the Company carried out the conversion from Dollars to Reais of the debt contracted with the Inter American Development Bank (IDB) in the amount of US$ 494,616,801.20, corresponding to the debt balance of the 2202 / OC-BR loan related to the Rio Tietê Stage III Depollution Program. The details are:

  Date: Executed, April 27, 2020 / effective, May 5, 2020
  Expiration: 3 September 2035
  Amortization: Semiannual installments
  Total amount:
    From: US$ 494,616,801.20
    To: R$ 2,810,907,281.22
    Interest rate:
  From: Dollar - Libor 3 months + 0.39% per year (*)
  For: Reais – DI + 0.06% per year (*)

(*) On this rate, the variable margin for loans from IDB Ordinary Capital is added. This rate is periodically determined by the bank and today is at 80 bps