Form 20-F/A
period 2019-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2020-05-01
CIK 1170858

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

Yes ☑ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, originally filed with the Securities and Exchange Commission on April 30, 2020 (the “2019 Form 20-F”), is being filed for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2019 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2019 Form 20-F, or reflect any events that have occurred after the 2019 Form 20-F was originally filed.

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