Form 20-F
period 2020-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2021-04-28
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549 FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________to ________________

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Commission file number 001-31317

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

Shares are not listed for trading, but only in connection with the registration of American Depositary Receipts pursuant to the requirements of the New York Stock Exchange.

1

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such ﬁles).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐
Non-accelerated Filer ☐	Emerging Growth Company ☐

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

2

3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais. We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB.” Our audited financial statements as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 are included in this annual report on Form 20-F.

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

In addition, references to:

•	“ANA” are to the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico);
•	“ARSESP” are to the São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“Basic Sanitation Law” are to Law No. 11,445/2007 of the Federative Republic of Brazil, as amended;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social).
•	“Brazil” are to the Federative Republic of Brazil;
•	“Central Bank” are to the Central Bank of Brazil;
•	“Coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);
•	“COVID-19” or “Coronavirus” are to the SARS-CoV-2 2019 coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the São Paulo State Research Foundation;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “São Paulo state government” are to the state government of the State of São Paulo;
•	“IBRD” are to the International Bank for Reconstruction and Development;
•	“IDB” are to the Interamerican Development Bank;
•	“New Legal Framework for Basic Sanitation” are to Law No. 14,026/2020 of the Federative Republic of Brazil;
•	“¥” or “Japanese Yen” are to the official currency of Japan;
•	“program contract” are to certain inter-federative cooperation agreements entered into within the scope of associated management (pursuant to Art. 241 of the Brazilian Federal Constitution), whereby the provision of public services are delegated to third parties or liablities, services, personnel or goods necessary for the continuity of public services are totally or partially transferred to third parties;
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the regional systems’ executive office operates, comprising 334 municipalities in the interior and coastline regions of the state of São Paulo;
•	“São Paulo metropolitan region,” with respect to our operations, are to the area where the metropolitan executive office operates, comprising 41 municipalities, including the city of São Paulo;
•	“Service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;
•	“Sewage Treatment Coverage” indicators are to the amount of consumer units connected to the sewage treatment system;
•	“State” are to the State of São Paulo, which is also our controlling shareholder;

•	“URAE” are to Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário);
•	“U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;
•	“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015. This drought, the most serious that our service region has experienced in the previous 80 years, primarily affected the Cantareira System, our largest water production system; and
•	“WHO” are to the World Health Organization.

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

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 375 municipalities we serve and the two municipalities in our wholesale segment (Mogi das Cruzes and São Caetano do Sul), since our revenue for the fiscal year 2020 is derived from these municipalities. Most of our contracts with the municipalities we serve are program contracts which have a term of 30 years.

In November 2020 we started retail operations to supply water services in the municipality of Mauá, which was previously served on a wholesale basis.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	the impact of widespread health developments, such as COVID-19, and the governmental, regulatory, consumer and other responses thereto and its effects on our operating revenues and financial condition as a result of, inter alia, (i) an increase in volumes in the residential categories and a reduction in the public, commercial and industrial categories which have higher average tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies in certain categories, which are reflected in our results, with a direct impact on revenues; (ii) an increase in delinquencies in certain sectors; and (iii) the exemption from the payment of water and sewage bills for the “Residential Social” and “Residential Favela” categories, the impact of which was compensated by tariffs established by ARSESP;
•	the interests of our controlling shareholder;
•	our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017, or any other type of reorganization that might be approved by the government that may include a change in our control;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	availability of our water supply, springs and storage systems;
•	the impact on our business of lower water consumption practices adopted by our customers during the water crisis which resulted in water savings, and have not returned to their prior standards despite us maintaining a continuous supply of water to the São Paulo metropolitan region.
•	the size and growth of our customer base and its consumption habits;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	our exposure to probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;
•	the potential impacts on our business caused by the enactment of the New Legal Framework for Basic Sanitation, which introduced several changes that directly affect our operations, including the requirement to participate in new public bids in case the entity is not part of the administration of the holder, and the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services;
•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which establish that, by 2033, 90% and 99% of the population served must have access to sewage collection and treatment and access to drinking water, respectively, further requiring that contracts that do not have such targets will have until March 31, 2022 to make this inclusion;
•	the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;
•	the creation of a national regulator (ANA) by the enactment of the New Legal Framework for Basic Sanitation;
•	our ability to collect amounts owed to us by our controlling shareholder, states, the federal government and municipalities;
•	our capital expenditure program and other liquidity and capital resources requirements;
•	the effects of the agreement for provision of water and sewage services in the city of São Paulo, which we executed with the State and the city of São Paulo considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%;
•	our management’s expectations and estimates relating to our future financial performance;
•	our level of debt and limitations on our ability to incur additional debt;
•	our ability to access financing with favorable terms in the future;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	the outcome of our pending or future legal proceedings;
•	the delay or postponement in investment in our sewage system;
•	the possibility to be subject to other regulatory agencies other than ARSESP;

•	power shortages, rationing of energy supply or significant changes in energy tariffs;
•	other risk factors as set forth under “Item 3.D. Risk Factors;” and
•	as well as the potential impacts of the new tariff structure to be implemented in 2022.

The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “expect” and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements. Forward-looking statements speak only as of the date they were made, and we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Any such forward-looking statements are not an indication of future performance and involve risks.

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

The selected financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited financial statements, presented in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our audited financial statements, presented in accordance with IFRS, which are not included in this annual report.

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

For the year ended December 31,
	2020	2019	2018	2017	2016
	R$	R$	R$	R$	R$
(in millions, except per share and per ADS (1) data
Selected Income Statement Data:
Net operating revenue	17,797.5	17,983.7	16,085.1	14,608.2	14,098.2
Operating costs	(11,179.6)	(10,137.7)	(9,086.5)	(8,779.0)	(9,013.1)
Gross profit	6,617.9	7,846.0	6,998.6	5,829.2	5,085.1
Selling expenses	(751.3)	(803.4)	(693.5)	(686.0)	(730.0)
Allowance for doubtful accounts(*)	(444.8)	(128.1)	(166.7)	(82.7)	–
Administrative expenses	(1,051.2)	(1,187.9)	(996.9)	(1,099.0)	(934.9)
Operating profit	4,492.4	5,711.6	5,176.6	3,961.7	3,429.6
Financial result, net	(3,166.4)	(1,033.7)	(1,264.3)	(458.1)	699.4
Profit for the year	973.3	3,367.5	2,835.1	2,519.3	2,947.1
Earnings per share – basic and diluted	1.42	4.93	4.15	3.69	4.31
Earnings per ADS – basic and diluted	1.42	4.93	4.15	3.69	4.31
Dividends and interest on shareholders’ equity per share	0.34	1.17	0.99	0.19	1.02
Dividends and interest on shareholders’ equity per ADS	0.34	1.17	0.99	0.19	1.02
Weighted average number of common shares outstanding	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869
(*)	Starting January 1, 2018, we adopted IFRS 9. As a result, in 2018 and 2017 we recorded our allowance for doubtful accounts in the income statements as a separate line item. In 2016, the amount of allowance for doubtful accounts was R$90.5 million, and we recorded this amount as part of our selling expenses in our income statement.

(1)       ADS-American Depositary Share.

Selected Statement of Financial Position Data

	2020	2019	2018	2017	2016
	R$	R$	R$	R$	R$

Property, plant and equipment	268.3	314.4	267.6	255.1	302.4
Contract asset (*)	7,969.2	7,617.7	7,407.9	–	–
Intangible assets	34,405.6	32,325.4	29,012.5	33,466.1	31,246.8
Total assets	50,418.6	46,457.8	43,565.1	39,546.4	36,745.0
Loans and financing – current	3,034.4	2,859.8	2,103.6	1,746.8	1,246.6
Long-term loans and financing	14,224.2	10,384,9	11,049.2	10,354.2	10,717.6
Interest on capital	231.6	800.4	673.8	598.6	700.0
Total liabilities	27,624.9	24,822.0	24,013.4	22,033.4	21,325.8
Equity	22,793.7	21,635.8	19,551.7	17,513.0	15,419.2
Capital stock	15,000.0	15,000.0	15,000.0	10,000.0	10,000.0
Selected Statements of Cash Flows Data:
Net cash generated from operating activities	4,978.2	4,197.2	3,842.9	3,301.9	3,003.6
Net cash used in investing activities	(6,768.7)	(3,267.3)	(2,189.3)	(1,971.4)	(2,130.7)
Net cash provided by (used in) financing activities	(66.3)	(1,705.9)	(907.5)	(933.6)	(625.9)
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(3,342.1)	(3,273.4)	(2,183.2)	(1,976.7)	(2,135.8)
(*)	As of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer starting on January 1, 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, have been classified as Contract Assets during the construction period and transferred to Intangible Assets only after completion of the works.

Operating Data

Indicator
	2020	2019	2018
Number of water connections (in thousands) (1)	10,088	9,933	9,053
Number of sewage connections (in thousands) (1)	8,518	8,326	7,495
Percentage of population with water connections (“service” indicator) (in percent) (2)	95	94	95
Percentage of population with sewer connections (“service” indicator) (in percent) (2)	85	84	83
Percentage of population covered by water network (“coverage” indicator) (in percent) (3)	98	98	98
Percentage of population covered by sewage network (“coverage” indicator) (in percent) (3)	92	91	90
Percentage of consumer units connected to the sewage treatment system (“sewage treatment coverage” indicator) (in percent)	76	78	76
Volume of water billed during period (in millions of cubic meters)	2,159.2	2,112.7	2,107.9
Water Billed Loss Index during period (average) (in percent) (4)	16.9	18.6	19.5
Water Metered Loss Index during period (average) (in percent) (5)	27.0	29.0	30.1
Water loss per connection per day (average) (6)	263	285	293
Number of employees	12,806	13,945	14,449
(1)	Includes active and inactive connections, but excluding the municipality of Mauá.
(2)	Is equal to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within the serviceable area.
(3)	It is equal to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”).
(4)	Includes both physical and non-physical water loss. Water Billed Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced plus (b) the total volume of water invoiced minus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total volume of water produced. For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.” We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas). In January 2021, the municipality of Guarulhos was added to the index calculation. The municipality of Santo André will be included in the calculation of the index as from January 2022.
(5)	Includes both physical and non-physical water loss. The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total volume of water produced. For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.” We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas). In January 2021, the municipality of Guarulhos was added to the index calculation. The municipality of Santo André will be included in the calculation of the index as from January 2022.
(6)	Measured in liters/connection per day, this amount is calculated by dividing (i) the average annual water loss by (ii) the average number of active water connections multiplied by the number of days of the year. This calculation method is based on worldwide market practice within the sector. See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.” We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas). In January 2021, the municipality of Guarulhos was added to the index calculation. The municipality of Santo André will be included in the calculation of the index as from January 2022.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, currency devaluation or appreciation, capital controls and limits on imports. Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	expansion or retraction of the Brazilian economy;
•	the regulatory environment related to our business operations and concession agreements;
•	interest rates and monetary policies;
•	exchange rates and exchange controls and restrictions on remittances abroad;
•	currency fluctuations;
•	increased unemployment;
•	availability of credit;
•	changes in labor regulations;
•	political elections and social and political instability;
•	inflation;
•	liquidity of the Brazilian capital and lending markets;
•	tax and regulatory policies and laws;
•	economic and social instability;
•	the Brazilian government’s response to the COVID-19 pandemic and, inter alia, its impacts on water consumption, labor laws and other regulations affecting our industry. For further information regarding risks relating to communicable diseases including the novel coronavirus, see “—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19;” and
•	other political, foreign policy, social and economic developments in or affecting Brazil.

Uncertainties in relation to the implementation by the Brazilian government of changes relating to the monetary and tax policies, the approved pension reform and possible developments arising from this reform, and other relevant legislation, aggravated by the impacts of the COVID-19 pandemic, may contribute to economic uncertainty. In addition, the Brazilian economy was affected by recent political events that also affected the confidence of investors and the public in general, thus harming Brazilian economic performance. We cannot predict the measures that the federal government will take due to mounting macroeconomic pressures or otherwise. Economic and political instability and uncertainty has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may adversely affect us. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us.

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

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of various ongoing investigations by the Brazilian Federal Prosecutors’ Office (Ministério Público Federal), the Brazilian Federal Police (Polícia Federal), the CVM, and other Brazilian public entities who are responsible for corruption and cartel investigations, including, among others, the Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield investigations, as well as the largest such investigation, known as Lava Jato. In addition, certain foreign entities, such as the U.S. Department of Justice, the SEC and the Office of the Attorney General of Switzerland (Bundesanwaltschaft), have also conducted and still conduct their own investigations. These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil. In addition, they may lead to further allegations and charges against Brazilian federal and São Paulo state government officials and senior management of Brazilian industry.

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

Mr. Bolsonaro took office as president on January 1, 2019, following a period of political instability marked by the impeachment of President Dilma Rousseff and the conviction, and subsequent arrest, of former President Luis Inácio Lula da Silva. Mr. Bolsonaro established an agenda of privatizations, economic liberalization, and pension and tax reforms. His presidency has since been marked by divisive rhetoric, fractious relations with congress and infighting within his own administration. He has had to reshuffle his cabinet repeatedly following the exits of many of his high-profile ministers, including numerous Ministers of Health and his Minister of Justice, who resigned following allegations that President Bolsonaro was interfering in anticorruption investigations. We cannot predict the policies that the President Bolsonaro administration may adopt or change in relation to corruption investigations, the COVID-19 pandemic, the economy or otherwise, or the effect that any such policies may have on our business and the Brazilian economy as a whole.

As of the date of this annual report, President Bolsonaro is being investigated by the Brazilian Supreme Court for the alleged improper acts claimed by the former Minister of Justice, Sergio Moro. Any resulting consequences of this investigation, including a potential opening of the impeachment process or trial by the Brazilian Supreme Court, could have significant adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including our business.

Further, during the campaign, the then main contender and current Minister of Economy proposed taxing dividends paid by Brazilian companies and changes in taxation method of interest on equity. If this campaign promise were to be realized, this would increase the tax expenses associated with any dividend, interest on equity or distributions made by Brazilian companies, which could impact us or our shareholders and the value of our common shares and ADSs. Uncertainty regarding the implementation by the current government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

Ultimately, there is no guarantee that President Bolsonaro will be successful in executing his privatization, liberalization and tax reform agenda fully or at all, or manage the COVID-19 pandemic effectively, nor can we predict with certainty how President Bolsonaro’s administration may impact the overall stability, growth prospects and economic and political health of the country.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations and financial condition and the trading price of our common shares and ADSs.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has historically experienced high rates of inflation. Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business, financial condition and results of our operations. Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding. Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, was 1.90%, 4.40% and 6.40% at the end of 2020, 2019 and 2018, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária, or “COPOM”). However, the COPOM has frequently adjusted the interest rate in situations of economic uncertainty and to achieve objectives under the economic policy of the Brazilian government. For example, in response to the COVID-19 outbreak, the COPOM further reduced the SELIC target rate to 2% between August 2020 and March, 2021, after which it was raised to 2.75%, where it remains as of the date of this annual report. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us if such policies are reinstated.

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, were 4.52%, 4.31% and 3.75% during 2020, 2019 and 2018, respectively. If Brazil experiences substantial inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations. In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

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

The current floating exchange rate system has also contributed to significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. As of December 31, 2017, the exchange rate was R$3.31 to U.S.$1.00, representing a depreciation of 1.5% as compared to the rate prevailing as of December 31, 2016. As of December 31, 2018, the exchange rate was R$3.87 to U.S.$1.00, representing a depreciation of 17.1% as compared to the rate prevailing as of December 31, 2017. As of December 31, 2019, the exchange rate was R$4.03 to U.S.$1.00, representing a depreciation of 4.0% as compared to the rate prevailing as of December 31, 2018. Further, during 2020, the real was very volatile and depreciated by 28.9% against the U.S. dollar by year-end. This volatility continued in the early months of 2021 and as of April 19, 2021, the commercial selling rate as reported by the Central Bank was R$5.5750 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”), as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

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

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency denominated debt of R$3,547.8 million as of December 31, 2020 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future. In 2020, our results of operations were negatively affected by the 28.9% depreciation of the real against the U.S. dollar, and the depreciation of the real against the Yen by 35.7%, which together led to a R$2,180.2 million negative impact on our foreign exchange result, net. We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2020 financial statements.

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

As the São Paulo state government owns the majority of our common shares, it is able to control the election of a majority of the members of our board of directors and appoint our senior management and with that determine our operating policies and strategy. As of December 31, 2020, the State owned 50.3% of our outstanding common shares. In addition, pursuant to the State Constitution of São Paulo, the Governor of São Paulo, the legal representative of our controlling shareholder, is the competent authority to make these decisions. Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance business, financial condition or results of operations. For example, the State issued Decree No. 64,879/2020 in March 2020 setting out emergency measures as a result of the coronavirus outbreak, including exempting customers under the “Residential Social” and “Residential Favela” categories from paying water and sewage bills for all municipalities we serve. This exemption was extended until September 15, 2020. Among the measures to mitigate the economic effects of the COVID-19 pandemic, on February 3, 2021, our Board of Executive Officers approved a series of measures aiming to minimize our customers’ defaults, facilitating them to maintain their businesses during the COVID-19 pandemic and to be able to pay-off their debts in the future. See “Item 4.B. Business Overview—Tariffs.” The São Paulo state government may direct our company to act in this manner again in the future, depending on the evolution of the pandemic in the State of São Paulo. These decisions by the State may not be in the interests of our non-controlling shareholders, including holders of ADs.

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

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo owns in our company. Once established, the controlling company could sell shares to other minority shareholders, including private companies and state-owned companies, provided, however, that the state of São Paulo will continue to hold a majority of the common shares of the controlling company. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. See “—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

The State and some State entities owe us substantial unpaid debts. We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services. As of December 31, 2020, the State owed us R$74.3 million for water and sewage services. Additionally, the State also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$1,281.4 million as of December 31, 2020. We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State. We also had an uncontested credit amounting to R$732.4 million which is recorded as related-party receivables. See note 10(a) to our 2020 financial statements.

In addition, as of December 31, 2020, we had a provision for an actuarial liability in the amount of R$2,549.5 million with respect to future supplemental pension payments for which the State does not accept responsibility.

In addition, certain municipalities and other government entities also owe us payments. See “—Risks Relating to Our Business— We may face difficulties in collecting overdue amounts owed to us by municipal government entities.” We cannot assure you when or if the State and such municipalities will pay the contested credit amounts, which are still under discussion, and the remaining overdue amounts they owe us. The amounts owed to us by the State, municipalities and other government entities for water and sewage services and reimbursements for pensions paid may increase in the future.

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

The settlement agreement between EMAE and us does not necessarily terminate the separate lawsuits.

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

Risks Relating to Our Business

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.

Our financial and operating performance may be adversely affected by pandemics such as COVID-19, as well as other catastrophes and health epidemics. The impact of the COVID-19 pandemic on the global economy and financial markets has been significant in 2020 and is expected to continue during 2021.

In late December 2019 the outbreak of a new contagious disease originated in Wuhan, Hubei province of China, was reported to the WHO. The SARS-CoV-2 strain of the coronavirus virus was identified, with cases and fatalities soon confirmed in multiple provinces in China, as well as in several other countries. On March 11, 2020, the WHO confirmed that its spread and severity had escalated to the point of a pandemic. Coronavirus cases have been diagnosed in virtually every country, and travel to and from China, most of Europe, the United States and other countries, including Brazil, has been suspended or restricted by certain airlines and governments. Further, extended shutdowns of certain businesses and disruptions in financial markets have been reported globally.

In the second quarter of 2020, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a direct impact on revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher average tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies in certain categories.

The new consumption patterns as a result of the COVID-19 pandemic impacted the total volume of water billed. The total volume in the retail category increased by 0.9%. If the categories are considered separately, the total volume of water billed in the residential category increased by 2.6%, whereas the commercial, industrial and public categories were strongly impacted by new consumption patterns, leading to a decrease in consumption of 9.5%, 6.1% and 18.8%, respectively. The uncertainties arising from these new patterns of consumption could have unpredictable material adverse effects on our results of operations and financial condition, particularly as the prices charged to customers in the residential category are lower than in the commercial, industrial and public categories.

Our revenues from the residential sector were also affected as consumers in the “Residential Social” and “Residential Favela” categories were exempt from the payment of water and sewage bills for all municipalities we serve. This exemption was initially valid for 90 days as of April 1, 2020 and was later extended until September 15, 2020. The impact of these exemptions on our revenues in 2020 was approximately R$125 million. Despite ARSESP already having indemnified us for these exemptions, we cannot assure your that in the event of future exemptions the outcome will be the same. See “Item 4.B. Business Overview—Tariffs.”

On April 9, 2020, ARSESP published a tariff readjustment of 2.4924%. Due to the approval of a state of public calamity mentioned above, ARSESP initially postponed this readjustment by 90 days. Considering the on-going effects of the COVID-19 pandemic, the adjustment was further postponed and the tariff readjustment of 3.4026% was only applied on August 15, 2020. This tariff readjustment included a compensatory adjustment of 0.8881% in compensation for the postponement of the annual tariff readjustment. As of December 31, 2020, R$37,6 million was outstanding to be recovered. See “Item 4.B. Business Overview—Tariffs.”

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

We provide a critical service to our customers which means that we must keep our employees who operate our businesses safe and minimize unnecessary risk of exposure to the virus. This is a rapidly evolving situation that could lead to extended disruption of economic activity in our markets. The ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of this outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects, including the implementation and completion of the vaccination program in Brazil. Accordingly, we currently cannot estimate the potential impact on our financial position, results of operations and cash flows. However, all these uncertainties could have a material adverse effect on our results of operations and financial condition.

The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.

Law No. 11,445/2007, which establishes national guidelines for basic sanitation, was amended by Law No. 14,026/2020, which became known as the New Legal Framework for Basic Sanitation and brought about several changes that directly affect our operations.

As provided, the provision of public basic sanitation services by any party other than municipal and state’s public administration can no longer be formalized through program contracts, agreements, partnership agreements and other unstable instruments for the provision of public basic sanitation services were prohibited. As such, any current expired contract we hold with municipalities can only be renewed through a bidding process under Law No. 8,666/1993, as amended, which regulates concession contracts.

Previously, we provided services in several municipalities through contracts which did not require bidding procedures. The current program contracts and contracts that comply with Law No. 11,445/2007 will remain in effect until the end of their contractual term, provided that the contracts set targets for the universalization of services until December 31, 2033, and those who have not set such targets will have to establish them until March 31, 2022. Pursuant to current legislation, the renewal of these contracts, once they expire, will require a bidding process, and therefore we cannot guarantee that we will be able to maintain our current customer base and size of operations.

For our contracts that have expired and that we did not adjust adequately prior to the enactment of the New Legal Framework on Basic Sanitation, we will have to win new bidding processes in order to continue providing our services.

Prior to the New Legal Framework on Basic Sanitation, our market expansion could be undertaken through program contracts that did not require a bidding process. Under the New Legal Framework on Basic Sanitation, this important mechanism for expanding operations in the state of São Paulo or other areas of Brazil is no longer available to us and any new concession must be won through bids, which may increase uncertainty with respect to our plans for expansion of our market share.

Any sale of our shares to the private sector which removes the State as our majority shareholder brings uncertainties regarding the maintenance of current program contracts.

The New Legal Framework for Basic Sanitation establishes that, in the event of the sale of the State’s share control to the private sector, the current program contracts will be automatically replaced by new concession contracts, subject to the State Privatization Program, where applicable. The framework also establishes that if there is a change in the clauses of these program contracts, such proposals must be presented to the public entities holding the service, who must, in 180 days, manifest their opinion if in disagreement, after which the proposal will be considered as approved. We cannot assure you that all the public entities holding the service will agree to any proposed change in the contract clauses and that the result of those negotiations would not have a material impact on our revenues or operations.

Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.

Municipalities have a right to terminate our concessions early if we fail to comply with our contractual or legal obligations or if the municipalities determine to do so in an expropriation proceeding (retomada de serviços). The resumption of services must be justified by public interest. In these circumstances, the municipalities have to determine that it is no longer in the public interest to continue to provide water and sewage services under the terms and conditions of the current concession.

The Basic Sanitation Law provides that on the early termination of a concession a valuation of the assets that relate to the services provided must be carried out in order to calculate the unamortized portion of investments for purposes of assessing any related indemnification payments due to the relevant company. The resulting indemnification payment may be less than the remaining value of the investments the sanitation service provider made. Alternatively, there may be an extension of the maturity dates for the payments. The municipalities may also refuse to make indemnification payments voluntarily, potentially leading to judicial disputes. In the case of a judicial dispute, there is a risk that the judicial decision will consider the indemnification as undue or set it at a lower value than the investments already made.

The New Legal Framework for Basic Sanitation assigns to ANA the authority to introduce reference standards on the methodology for calculating indemnities due to investments made and not yet amortized or depreciated.

The new law provides that the transfer of services from one provider to another will be conditioned, in each case, on the indemnity of investments linked to reversible assets not yet amortized or depreciated, under the terms of Law No. 8,987/1995. In these cases, the holder of the services may assign payment to the provider who will assume the service. It is not possible to guarantee that future bids will take into account previous resolution of this issue before the bidding processes.

Additionally, we have been, and are currently, party to proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain municipalities. For more information, see Note 20 to our 2020 financial statements included in this annual report. Other municipalities may seek to terminate their concession agreements before the contractual expiration date. If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, our business, financial condition or results of operations may be adversely affected.

Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.

The New Legal Framework for Basic Sanitation deferred certain regulations and definitions to be passed at a later date, which could have a significant impact on our operations.

Among them, we highlight the definition and operations of regional sanitation units, which must be established by state governments within one year after the enactment of the law. If this does not take place, the federal government may establish the reference blocks for the regionalized provision of public basic sanitation services pursuant to Article 15 of Law No. 14,026/2020. The regionalized provision of sanitation services is one of the requirements of the new legislation to allow providers to access the federal government’s technical and financial resources. On April 21, 2021, State Bill No. 251/2021 was published, whereby four URAEs are proposed to provide drinking water supply and sewage services. Pursuant to the bill, the municipalities have 180 days to adhere to the respective URAE by means of a formal declaration to signed by the mayor. As of the date of this annual report, it is not yet possible to confirm whether this bill will be approved or whether it will be approved as originally drafted. In addition, we cannot predict if the municipalities where we currently operate will adhere to the units that may be created.

The New Legal Framework for Basic Sanitation assigned the authority to edit reference norms to regulate sanitation services pursuant to Article 23, of the Law No. 11.445/2007 to ANA, thereby potentially reducing the autonomy of regional regulatory agencies, which under certain circumstances will have to follow ANA’s national guidelines. If these guidelines are not followed, certain consequences may apply to the operators, such as blocking access to funding or financings provided or managed by the federal government or federal entities.

Pursuant to Article 10-B of Law No. 11,445/2007, as amended by Law No.14,026/2020 service operators must comply with financial and economic parameters that will measure their capacity to provide sanitation services and timely reach service standards established by the law. The definition of these parameters is still uncertain and we cannot guarantee that we are currently operating in accordance with the standards that may be issued.

The outcome of the above is still uncertain and we cannot guarantee that it will not materially affect our operations. For more information on ARSESP regulations and these pending measures, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—The Basic Sanitation Law and the New Legal Framework for Basic Sanitation.”

Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.

We experience decreases in our water supply from time to time due to droughts. For example, we experienced a severe drought in the metropolitan region of São Paulo in 2014 and 2015, which was more intense in the northwest region of the State of São Paulo, resulting in the lowest level of rainfall and water inflow ever recorded in the Cantareira System, the largest production system in the metropolitan region of São Paulo, the lowest over the previous 80 years of record. This drought severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures from 2014 to April 2016 to mitigate its impact and maintain the water supply for the then 20.9 million inhabitants served in the metropolitan region of São Paulo. See “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

With the return of the rainfall to its historical average, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level and the measures taken during the water crisis to continue to service consumers were gradually discontinued from April 2016. However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices were partially integrated in our consumers’ daily habits. As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013, since the water crisis had a strong impact on the consumer awareness and did not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

The 2019-2020 water season which ended in September 2020 had a lower-than-average rainfall compared to the expected long-term average. The Cantareira System received 74% of the expected volume, while the Alto Tietê System received 72% and the Guarapiranga System received 68%. The water inflows were also below average in the three main systems that supply the São Paulo metropolitan region, with the Alto Tietê System recording inflows close to its minimum historic levels between April 2020 and to September 2020.

There is a risk that there might be further droughts similar or more severe to that of 2014-2015 in the future forcing us to adopt similar or more severe measures as those adopted in 2014-2015. This can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.

Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 44.6% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2020.

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

On May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision. Following this revision cycle, ARSESP is passing-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. Within the scope of the Second Ordinary Tariff Review, the current tariff cycle scheduled to end in April 2021, our only contract that provides for this and complies with ARSESP’s requirements is with the municipality of São Paulo and, accordingly, today 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure are being passed through to our tariffs.

Prior to May 9, 2018, our tariff had never included any pass-through to tariffs related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure.

The transfer of 4% was subsequently regulated by ARSESP Resolution No. 870/2019 of May 2019, which established the criteria and conditions to permit the transfer of 4% of the revenue from service providers through the tariff, excluding COFINS and PASEP taxes, and unpaid bills in respect of publicly owned properties. Within the scope of the Second Ordinary Tariff Review, scheduled to end in April 2021, a regulatory limit of 4% of the municipality’s operating revenue was established to pass on to the tariffs and, if the concessionaire and the municipality decide to transfer amounts greater than 4% of the revenue, the excess will not be recognized as a financial component of tariffs and will be restricted to the municipality. In addition, for recognition as part of the tariff, municipal funds for environmental sanitation and infrastructure must be established by the service provider through a legal act, which specifies the allocation of resources.

From 2010 to December 31, 2020, we have transferred approximately R$4.0 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP.”

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

The technical note approved by ARSESP on July 30, 2020 which established the methodology to be used for the calculation of the maximum tariff, also establishes that for the third tariff cycle (2021-2024) a 4% limit will be applied to transfers to municipal funds, with transfers made to funds previously approved by ARSESP or those provided for in Article 15 of ARSESP Resolution No. 870/2019 being recognized as part of the tariffs.

Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. The approved update to the structure and its implementation may lead to uncertainties in the market as well as unpredictability about our future revenues.

Our current tariff structure is based on the pricing regulation approved by State Decree No. 41,446/1996 and has been in force since the 1970s. Accordingly, it no longer reflects the socioeconomic changes the State of São Paulo has undergone over the past decades. Considering the need to adapt to new circumstances, ARSESP accepted our request to update our tariff structure to reflect the new consumption profile of our customers. This process was developed in parallel with the Third Ordinary Tariff Revision, both of which were completed on April 8, 2021.

Our current Tariff Structure applies different pricing ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Favela) and non-residential customers (including commercial, industrial and public customers, as described in “Item 4.B. Business Overview—Tariff Structure”); (ii) the metropolitan regions of São Paulo and the regional system; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases. In 2020, 2019 and 2018, the average price calculated for the regional systems was approximately 21% below the average price of the São Paulo metropolitan region. See “Item 4.B. Business Overview—Tariff Structure.”

The new Tariff Structure, which we will adopt from 2022, introduces: (i) new classifications for residential customers (Residential, Residential Social, Residential Vulnerable and Residential Collective) and non-residential customers (Commercial, Commercial Assistance, Commercial Collective, Industrial and Public Wholesale, Water Truck, Sewage Cleaning Truck); (ii) different prices for water, sewage collection and treatment sewage services; (iii) the unification of our pricing schedules, which partially reduces subsidies between the regions; and (iv) the charging of a fixed component that reflects fixed costs per connection and another variable part that reflects consumption (a binomial price).

The transition period from 2021 to 2024 during which it will be implement this new tariff structure may lead to uncertainties as well as unpredictability about the revenues we expect to earn from May 2022, given that it is difficult to determine the customer reclassification as a result of price changes, which can lead to differences in our revenues compared to those projected based on the current tariff structure. We cannot assure what the result of the implementation of this new tariff structure will be and if it will have an adverse effect on our business, financial condition or results of operations. see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$21 billion in the period from 2021 through 2025. In 2020, we recorded R$4.4 billion in capital expenditures. Cash used in 2020 referring to our historical investment totaled R$3.3 billion. In addition to cash generated by our operations, we have funded and intend to continue funding these capital expenditures with issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies. A significant portion of our financing needs is obtained through long-term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long-term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

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

Historically, we have had solid relationships with local and international public and private banks, which have in the past allowed us to raise funds to refinance debts and also to execute our investment plan. However, we cannot guarantee that we will have access to financing in the future at rates that are compatible with our business plan, which could have a material adverse effect on our business, financial condition or results of operations and our future investment plan.

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

Climate change may lead to increased frequency of extreme weather events conditions, such as droughts or torrential rains, which may affect our ability to deliver our services and require us to strengthen our actions such as:

•	investing in new technologies;
•	improvement of water conservation practices and demand management alternatives such as economic mechanisms or educational programs; and
•	increasing the capacity of our water reservoirs, as well as the resilience and flexibility of our water treatment systems.

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

Current federal and state laws and regulations on climate change establish global goals, which we will have to meet, concerning greenhouse gas emissions and this may require us to increase our investments in order to comply with these laws. Currently, these goals have not yet been established for the sanitation sector. However, once they are established and if we increase our capital expenditures for this purpose, we may be required to reduce expenditures on other strategic investments. We have not provisioned any specific funds for climate change events as current technology and scientific understandings of climate change make it difficult to predict potential expenses and liabilities. We may be required to adopt new standards to improve our energy use efficiency and minimize the release of greenhouse gases when we renew the environmental licenses for the systems already in operation or when we obtain environmental licenses for new enterprises. We may need to make substantial new expenditures, either to comply with new environmental regulations linked to climate change or to prevent or correct the physical effects of extreme weather events, any of which could have a material adverse effect on our results of operations. For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions” and “Item 4.B. Business Overview—Energy Consumption.”

Compliance with environmental laws and environmental liability could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment. These laws and regulations set, among others, environmental licensing requirements and potable water standards, as well as standards for effluents which limit or prohibit the discharge or spillage of untreated effluent produced in our operations, particularly raw sewage. We could be subject to various types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations, including licensing requirements, that could expose us to administrative penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. These expenses may lead us to reduce expenditure on strategic investments, which may adversely affect our business, financial condition or results of operations.

We are party to environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants. We are also involved in proceedings challenging the water withdrawing in the face of the 2014-2015 water crisis. Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on our business, financial condition or results of operations. For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.” For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program,” “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal,” “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation.” For further information on the Water Crisis, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are currently a party to numerous legal proceedings relating to civil, corporate, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. We have established provisions for all amounts in dispute that represent a present obligation as a result of a past event and is probable there will be outflow to settle the referred obligation in the view of our legal advisors and due to disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2020, the estimated total claims asserted amounted to R$48,228.5 million (net of R$196.3 million in escrow deposits), including contingent liabilities. We have recognized provisions totaling R$1,252.3 million (net of escrow deposits) as of December 31, 2020. These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims. Any unfavorable judgment in relation to these proceedings may have a material adverse effect on our financial condition. For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings” and Note 19 to our 2020 Financial Statements included in this annual report.

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

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. Following the COVID-19 outbreak, we started to use new communication software and systems. However, we currently cannot assure that these systems adequately protect data and information to avoid confidentiality breaches or will not affect our capacity to operate.

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

The LGPD came into effect on September 18, 2020 and provides a comprehensive regulation for the use of personal data in Brazil. Companies and organizations that do not comply with the new requirements may suffer administrative sanctions and fines in the amount of up to R$50 million. However, Law No. 14.010/20, published on June 10, 2020, extended the exemption from of these penalties to August 1, 2021. Notwithstanding the exemption of administrative penalties, failure to comply with any provisions of such legislation entails the following risks: (i) the filing of lawsuits claiming damages resulting from violations, based not only on LGPD, but also on sectorial legislation that are still in force; and (ii) the application of penalties provided for in the Consumer Defense Code and the Brazilian Internet Act by relevant consumer protection agencies, such as the Federal District Prosecutor’s Office and the National Consumer Secretariat (Secretaria Nacional do Consumidor), since these authorities have competence to examine allegations of violation of data protection legislation by companies, as well as to enforce and to asses applicable penalties. These authorities have already acted towards this, even before the effectiveness of the LGPD and the structuring of ANPD, especially in cases of security incidents resulting in improper access to personal data. As of the date of this annual report, the ANPD has not yet been completely structured by the Brazilian government and has not yet issued regulatory guidelines for the LGPD. On October 20, 2020, the Federal Senate approved the names of those nominated to compose ANDP’s board.

The LGPD significantly transformed the data protection system in Brazil and is was inspired on European legislation (the General Data Protection Regulation – “GDPR”). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data. It will affect all economic sectors, including the relationship between customers and financial institutions, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment. Further, the ANPD, whose establishment is still pending, is charged with overall responsibility to: (i) ensure the protection of personal data, in accordance with the law; (ii) deliberate, at an administrative level, on a terminative character, upon the interpretation of the LGPD; (iii) supervise the compliance with, and assess penalties in the event of data processing performed in violation of, LGPD; (iv) implement simplified mechanisms for recording complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities the criminal offenses of which it becomes aware. Law No. 13,853 also assigned to the ANPD the exclusive competence to assess penalties provided for by the LGPD. However, other authorities, such as the Federal District Prosecutor’s Office and the Secretaria Nacional do Consumidor (National Consumer Secretariat), have competence to examine evidence of violation of data protection legislation by companies, as well as to file and to asses applicable penalties.

Any failure by us to adhere to the LGPD or any further privacy laws or regulations enacted or approved in Brazil could adversely affect our reputation, business, financial condition or results of operations.

Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.

We currently substantially withdraw all of our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. We have 229 dams for water supply purposes, which is the total amount of dams used by us. Our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods or droughts or other environmental occurrences that could result in structural damages and eventually rupture our reservoirs, dams and other facilities or equipment.

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

We may face difficulties in collecting overdue amounts owed to us by municipal government entities.

As of December 31, 2020, our total trade receivables were R$3,608.6 million. Of this amount, the municipalities of Mogi das Cruzes and São Caetano do Sul, for which we provide water on a wholesale basis, owed us R$22.4 million, and certain municipal government entities owed us R$806.9 million. Of the total amount owed by municipalities, R$15.2 million was overdue by between 30 and 360 days and none was overdue by over 360 days.

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets. The ten largest companies in terms of market capitalization represented approximately 51.6% of the aggregate market capitalization of the B3 as of December 31, 2020.

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

Further, during the campaign, the then main contender and current Minister of Economy proposed taxing dividends paid by Brazilian companies and changes in taxation method of interest on equity. If this campaign promise were to be realized, this would increase the tax expenses associated with any dividend, interest on equity or distributions made by Brazilian companies, which could impact us or our shareholders and the value of our common shares and ADSs. Uncertainty regarding the implementation by the current government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

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

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the state of São Paulo, may decide to undertake a corporate reorganization, for a variety of reasons which could have the effect of diluting existing shareholders and ADS holders or lead to a change of control. See “—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.       History and Development of the Company Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability. We were incorporated on September 6, 1973 under the laws of the Federative Republic of Brazil. We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is +55 11 3388-8000. Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017. We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad. See “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Contracts for the Provision of Essential Basic Sanitation Services in Brazil.”

We believe we are one of the largest water and sewage service providers in the world (based on revenues, according to studies of the Global Water Intelligence in 2019). We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city. According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil. For the year ended December 31, 2020, we generated net operating revenue of R$17,797.5 million and profit of R$973.3 million. Our total assets amounted to R$50,418.6 million and our total shareholders’ equity amounted to R$22,793.7 million as of December 31, 2020.

As of December 31, 2020, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 375 of the 645 municipalities in the state of São Paulo, including the city of São Paulo. Substantially all of our concessions or program agreements have 30-year terms. As of December 31, 2020, we lacked formal agreements for 8 of the municipalities we serve. In addition to the eight contracts expired in December 2020, from January 1, 2021 through 2030, 25 concession agreements will expire, accounting for 3.9% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2020 and 3.4% of our intangible assets and contract assets as of the same date, will expire.

We also supplied water and sewage treatment services on a wholesale basis to two municipalities, Mogi das Cruzes and São Caetano do Sul, located in the São Paulo metropolitan region. For the year ended December 31, 2020, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 70.7% of our operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 29.3%. The municipalities of Guarulhos, Santo André and Mauá were served on a wholesale basis until December 2018, August 2019 and November 2020, respectively, after which we started retail operations in these municipalities, which means we now account for them as part of our retail segment.

As of December 31, 2020, we provided water services through 10.1 million water connections to approximately 27.5 million people, representing approximately 61% of the total population of the state of São Paulo, and had a water coverage ratio of 98% with respect to all regions. As of that date, we provided sewage services through 8.5 million sewage connections to approximately 24.3 million people and had an effective sewage service ratio of 85%. As of December 31, 2020, we operated using 87,568 kilometers of water pipes and water transmission lines and 59,660 kilometers of sewer lines. We also provide water and/or sewage services to four other municipalities through special purpose companies.

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

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares. As of December 31, 2020, the State owned 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the São Paulo state governmental structure. Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Infrastructure and Environment as part of the State’s overall strategic planning. The majority of the members of our board of directors and our board of executive officers are nominated by the São Paulo state government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Infrastructure and Environment as a whole. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected by: (i) our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; (iii) climate conditions; and (iv) the impact of pandemics such as COVID-19. Following the water crises, the volume of water billed in the São Paulo metropolitan region continued below 2013 levels as many of our customers continue to apply some of the lower water consumption practices adopted during water crisis. The COVID-19 pandemic resulted in increased in volumes of water billed in the residential categories and a reduction in the public, commercial and industrial categories which have higher average tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies in certain categories, which are reflected in our results, with a direct impact on revenues. For further information on the water crisis, see “Item 3.D. Risk Factors—Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations” and “Item 4.B Business Overview—The 2014-2015 Water Crisis,” and for information on the COVID-19 pandemic, see “Item 3.D Key Information—Risk Factors—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well-established business with significant size, scale and know-how to operate in complex urban settings. We believe we are one of the largest water and sewage service providers in the world. We provide water services directly to approximately 27.5 million people (without considering the population serviced in Mauá) and supply water on a wholesale basis to an additional urban population of approximately 1.0 million people (including the population serviced in Mauá). As of December 31, 2020, we had an effective water coverage ratio of 98% in respect of all regions in which we operate. We also provide sewage services directly to approximately 24.3 million people, achieving an effective sewage service ratio of 85% in respect of all regions in which we operate as of December 31, 2020. Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well-trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state. The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 44.8 million as of December 31, 2020. The city of São Paulo had an estimated total population of 11.9 million as of the same date, while the São Paulo metropolitan region had a total population of 21.2 million. Based on its GDP, the state of São Paulo is the wealthiest state and has the largest economy of any state in Brazil. The GDP of the state of São Paulo was approximately R$2.2 trillion representing approximately 31.6% of Brazil’s total GDP, according to the most recent data collected by the IBGE in 2018. The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business. Between January 1, 2007 and December 31, 2020, we executed agreements with 342 municipalities, including agreements with the cities of São Paulo and Guarulhos, respectively the first and second largest municipalities in the State of São Paulo. For the year ended December 31, 2020, income from these agreements accounted for 95.1% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

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

Our Strategy

Our mission is to provide sanitation services, contributing to improvements in quality of life and the environment. Our goal is to become a global reference in the provision of basic sanitation services in a sustainable, competitive and innovative manner, focused on the needs of our clients. To this end, our strategic objectives are based upon the guiding principles of water availability, excellence in the provision of services, sustainable growth, fostering and expanding our operating base, innovation and technology, motivation of personnel and expansion of our sewage treatment coverage.

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

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency. Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operations. We also intend to increase our sewage coverage by adding 1.2 million sewage connections by 2025. In addition, we seek to reduce both physical and non-physical water loss. See “—Capital Expenditure Program.”

We also seek to improve our processes and controls by implementing: (i) a new management model based on the Management Excellence Model that seeks to improve the alignment of management processes and the dissemination of best practices within the company; (ii) an enterprise resourcing planning system, or “ERP system” (SAP), and a customer relationship management system, or “CRM system” (Net@suite), to replace our commercial and management information systems. The ERP system was implemented in April 2017. The first stage of Net@suite was implemented in August 2018 and we expect to complete the implementation of the Net@ suite by mid-2021.

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

Since 2008, we have expanded into activities that complement water and sewage services in which we may leverage our know-how, size, scale and profitability. These activities include consulting and management of sanitation systems.

Currently, we provide water and/or sewage services to four other municipalities through special purpose companies and have three partnerships with private companies. See “Item 4. Information on the Company—History and Development of the Company—Overview.”

Maintain and expand our operating base. We intend to maintain and expand our operating base by searching for new business opportunities. We also regularly explore the possibility of providing water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which on aggregate represent a total population of approximately 14.3 million (without considering the population serviced in Mauá). We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance. In June 2010, we entered into a 30-year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2020 accounted for 44.6% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). Between January 1, 2007 and December 31, 2020, we entered into agreements with 342 municipalities (including our services agreement with the city of São Paulo), of which 17 were entered into in 2020. These 342 municipalities accounted for 95.1% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2020 and 93.1% of our intangible assets and contract assets as of the same date. As of December 31, 2020, 8 of our concessions had expired. These 8 municipalities accounted for 0.3% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2020 and 0.6% of our intangible assets and contract assets as of the same date. From January 1, 2021 through 2030, 25 concession agreements will expire, accounting for 3.9% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2020 and 3.4% of our intangible assets and contract assets as of the same date, will expire.

Seek opportunities to adopt and develop innovative technology. We stimulate the creation, adoption and diffusion of innovative solutions aiming to generate value and to improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. In accordance with our bylaws, our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services, and also related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are also authorized to carry out activities through subsidiaries in other Brazilian locations and in other countries. See Item “5.C. Research and Development, Patents and Licenses, Etc.”

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

Expand our sewage treatment coverage. Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way. We had an effective sewage coverage ratio of 92% as of December 31, 2020 and plan to increase this ratio to 95% by 2025, which will be maintained in 2025 by adding over 1.2 million sewage connections by 2025 and the indicator of consumer units connected to the sewage treatment system from 76% to 88% by 2025. These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply. In addition, there are municipalities in the state of São Paulo representing a total population of approximately 14.3 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis. Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad. For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operations” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs.”

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2020 we invested R$4.4 billion and between 2021 and 2025 we plan to invest an additional R$21 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles. According to the SEADE, the state of São Paulo had an estimated total population of 44.8 million as of December 31, 2020. The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.9 million, with a total population of 21.2 million inhabitants in the São Paulo metropolitan region, as of December 31, 2020. The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fourth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2018,” with approximately 47.3% of the total population of the state of São Paulo as of December 31, 2020. In, the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$2.2 trillion, representing approximately 31.6% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries. The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior), currently Ministry of Economy (Ministério da Economia).

History

Until the end of the nineteenth century, water and sewage services in the state of São Paulo were generally provided by private companies. In 1875, the Province of São Paulo granted a concession for the provision of water and sewage services to Cantareira Water and Sewage Company (Companhia Cantareira de Água e Esgotos). In 1893, the government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from Cantareira Water and Sewage Company and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a government agency. Since that time, water and sewage services in the São Paulo metropolitan region have been administered by the São Paulo state government. Historically, water and sewage services in substantially all other municipalities of the State were administered directly by the municipalities, either by municipal water and sewage departments or through autarquias of the municipal government. Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to carry out the administration of public services where the government deems that a decentralized administrative and financial structure would be advantageous.

In 1954, in response to dramatic population growth in the São Paulo metropolitan region, the São Paulo state government created the Department of Water and Sewers (Departamento de Águas e Esgotos) as an autarquia of the State. The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo metropolitan region.

A major restructuring of the entities providing water and sewage services in the state of São Paulo occurred in 1968, with the creation of the Water Company of the São Paulo metropolitan Region (Companhia Metropolitana de Água de São Paulo), or the “COMASP,” the purpose of which was to provide potable water on a wholesale basis for public consumption in the various municipalities of the São Paulo metropolitan region. All assets relating to the production of potable water for the São Paulo metropolitan region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the São Paulo state government created the Superintendence of Water and Sewers of the City of São Paulo (Superintendência de Água e Esgoto da Capital), or the “SAEC,” to distribute water and collect sewage in the city of São Paulo. All assets relating to water services previously owned by the Department of Water and Sewers were transferred to the SAEC. Also in 1970, the State created the Basic Sanitation Company of the São Paulo metropolitan Region (Companhia Metropolitana de Saneamento de São Paulo), or the SANESP, to provide sewage treatment services for the São Paulo metropolitan region. All assets relating to sewage services previously owned by the Department of Water and Sewers were transferred to the SANESP. The Department of Water and Sewers was subsequently closed.

On June 29, 1973, pursuant to State Law No. 119/1973, COMASP, SAEC and SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). We were incorporated under the laws of Brazil as a sociedade anônima for indefinite duration. The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since our formation, other São Paulo state governmental and state-controlled companies involved in water supply and sewage collection and treatment in the state of São Paulo have been merged into our company. The State has always been our controlling shareholder, as required by State Law No. 11,454/2003. We have therefore been integrated into the São Paulo state governmental structure and our strategies have been formulated in conjunction with the strategies of the São Paulo Secretariat for Infrastructure and Environment (Secretaria de Infraestrutura e Meio Ambiente do Estado de São Paulo). Additionally, a majority of the members of our board of directors and our management are appointed by the State Government.

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

State Law No. 12,292/2006 amended State Law No. 119/1973, which created our company, and now authorizes us to provide water and sewage services outside of the state of São Paulo, both to other states of Brazil and to other countries. This law also authorizes us to own interests in other public or private-public companies and Brazilian or international consortia. In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

In December 2007, State Supplementary Law No. 1,025/2007, which provided for the creation of regulatory agencies for the supervision of water and sewage services, created ARSESP, the regulatory agency that regulates and supervises the services we provide.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once established, the controlling company could sell shares to other minority shareholders, including private companies and state-owned companies, provided, however, that the state of São Paulo will continue to hold a majority of the common shares of the controlling company. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. For further information, see “Risk Factors—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

As of December 31, 2020, we provided water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 375 of the 645 municipalities in the State, including in the city of São Paulo. We also supplied water on a wholesale basis to two municipalities in the São Paulo metropolitan region. According to a report from Global Water Intelligence in 2019, we are the third largest sanitation company in the world by revenue.

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

The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys-in-fact. The executive officers described below report to the Chief Executive Officer:

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

We have budgeted investments in the total amount of R$21.0 billion from 2021 through 2025. We invested R$4.4 billion, R$5.1 billion and R$3.4 billion in 2020, 2019 and 2018, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	2021	2022	2023	2024	2025	Total
Water	1,753	1,555	1,516	1,694	1,648	8,166
Sewage Collection	1,831	2,084	2,197	2,079	1,874	10,065
Sewage Treatment	587	561	472	405	712	2,737
Total	4,171	4,200	4,185	4,178	4,234	20,968

Our capital expenditure program from 2021 through 2025 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 375 municipalities we served as of December 31, 2020.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution. For the period from 2021 through 2025, we plan to spend R$8.2 billion in water-related investments. The main programs are:

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

Since 2000, the Metropolitan Water Program has increased the production capacity by 13.1 m³/s, with the aim of improving the structure of the supply system in the São Paulo metropolitan region, by expanding the water production, transportation and distribution systems. In March 2018 we concluded the interconnection of the Jaguari (part of the Paraíba do Sul Basin) and Atibainha reservoirs (part of the PCJ River Basin, Cantareira System), which is also strategic to guarantee secure access to water for the metropolitan region of São Paulo. Through this project, we are able to transfer 5.13 m³/s (annual average) to 8.5 m³/s (maximum) of water from Jaguari to Atibainha. Since May 2018, the transfer of water also works in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, allowing us to optimize the reservation capacity of both reservoirs, while benefiting the population of the Paraíba Valley.

With regard to PPP São Lourenço, as of December 31, 2020, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system). After monetary adjustment, the contract amounts to approximately R$7.8 billion and has a 25-year term, four years of which was dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; preservation and cleaning, surveillance and property security. The system indirectly benefits the entire São Paulo metropolitan region as it is connected to the metropolitan system, which increases the volume of available water.

Reversal of the Itapanhaú River

This is the third major project of the many structural interventions to ensure water security in the São Paulo metropolitan region. Through the reversal of the Itapanhaú River to the Biritiba-Mirim reservoir, part of the Alto Tietê system is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to the Biritiba-Mirim reservoir. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê system as well as indirectly benefit 21.1 million people in the greater São Paulo region. After obtaining the necessary environmental licenses, construction works began in June 2020 and are estimated to finish in 2022 with financial support from the Federal Savings Bank (Caixa Econômica Federal).

Program for Reduction of Water Loss

The Program for the Reduction of Water Loss aims to achieve a steady reduction in water loss in the long term, through the implementation of various operational and maintenance improvement measures, in addition to important actions to renew and improve the infrastructure.

As a result, the rate of total losses index has decreased gradually, from 41.0% in 2004 to 27.0% in 2020. The loss in liters per connection per day, considered the most suitable index, has also shown a decrease. In 2020, the index reached 263 liters per connection per day, 52% less than 2004, when the indicator registered 547 liters per connection per day.

From 2021 onwards, the losses in the municipality of Guarulhos will be accounted for in this index, leading to an increase of about 10 liters per connection per day in the loss index. Accordingly, the goal for 2021 is to reach an index of 268 liters per connection per day, including the municipality of Guarulhos.

Part of the resources allocated, to the program came from our own resources and the remainder from financing granted by the Japan International Cooperation Agency (JICA), BNDES and by incentive debentures provided for in Law No. 12,431/2011.

Coastal Water Program

The Coastal Water Program (Programa Água no Litoral) combines various long-term activities to expand water production capacity in the Baixada Santista metropolitan region in the southern and northern coasts of the state of São Paulo. The program aims to benefit approximately three million people, including both the local population and tourists. It aims to increase the level of reliability of the local systems, eliminating existing and potential deficiencies and irregularities in the water supply.

In order to reach this goal, we have been investing in upgrading water treatment plants in several municipalities since 2013, such as Mambu/Branco and Itanhaém. In 2020, one of the highlights was the doubling of the Mambu-Branco production system located in Itanhaém, which had a production capacity of 1.6 m³/s. In 2020, we were able to advance the project and reached 60% of completion by the end of 2020, with delivery scheduled for 2021. Once completed, the system will have capacity to produce about 3.2 m³/s of water.

In 2016, the integrated system of the Baixada Santista metropolitan region was reinforced with the commencement of operations at the Melvi Treated Water Reserve Center, located in Praia Grande which went from 20 million to 45 million liters. The infrastructure is part of the Mambu-Branco production center (inaugurated in 2013 in Itanhaém) and will serve residents and tourists in two municipalities of the Baixada Santista region (Praia Grande and São Vicente).

In the northern coast, we have made numerous investments aimed at expanding water security, improving and increasing the capacity of water production units, and have implemented certain actions to optimize water distribution units to meet demand in the high season.

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

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage. For the period from 2021 through 2025, we plan to invest R$12.8 billion in sewage collection and treatment. The main programs are:

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

From 1992 to the end of 2020, the investments totaled US$3.1 billion, of which R$435 million were disbursed in 2020. Part of the resources allocated to the program are our own capital and the remainder comes from financings granted by the Inter-American Development Bank - IDB, BNDES and Caixa Econômica Federal.

During this period, 1.8 million domestic sewage connections were built and 4.6 thousand km of interceptors, trunk collectors and collection networks were built to collect and transport the sewage to treatment in our plants, whose installed capacity for treatment almost tripled.

As a result, the treated sewage outflow at the metropolitan region of São Paulo increased from four thousand liters per second in 1992 to the current 22.7 thousand liters per second. This increase, of 18.7 thousand liters per second, is equivalent to the sewage generated by approximately 12.4 million people. As a result, sewage collection that served 70% of the urbanized area of the metropolitan region of São Paulo in 1992 increased to 92% by the end of 2020. Sewage treatment increased from 24% to 83% of the volume collected.

By 2025, the program aims to increase the sewage collection rate in the metropolitan region of São Paulo to 92% and the treatment rate to 90% of the total collected, with the conclusion of the third stage, now under way with a 77% progress, and the works already planned for the fourth stage, with priority interventions currently in concurrent execution.

It is also worth mentioning the completion in 2020 of the ITi-7 sewage interceptor under the Marginal Tietê, a highway that runs through the city of São Paulo along with the Tietê River, which became operational in the beginning of 2020, benefiting approximately 2 million people living in the central and southern regions of the city of São Paulo, highly verticalized, with collector piping operating close to its limit. The project, which has approximately 15km in length, will allow the broadening of sewage disposal and treatment in the region, which will in turn guarantee greater operational security to the sewage system.

In 2020, the Laranjeiras sewage treatment system was inaugurated in the municipality of Caieiras, consisting of a sewage treatment plant, with a capacity of 80 liters per second, and 8km of interceptors and trunk collectors, benefiting 30 thousand people in the region.

Finally, the major highlight is the Novo Rio Pinheiros Project, which is part of the Tietê Project, since the Pinheiros River is one of the main tributaries of the Tietê River in the São Paulo metropolitan region, and the improvement of Pinheiros River will have a direct impact on improving the quality of Tietê’s waters. It is important to point out that the large sewage collection and interception infrastructure built over time as part of the Tietê Project allows the complementary improvements carried out in the Novo Pinheiros River to be immediately connected to the Barueri treatment station.

The Novo Rio Pinheiros Project is an initiative promoted by the state of São Paulo to coordinate several state and municipal entities in an effort to clean up the Pinheiros river by 2022, in order to reintegrate it into the city and make it a leisure and tourism area. The project includes sewage services, riverbed dredging, programs for the collection and reduction of inadequate urban waste disposal, as well as environmental education actions.

We were encouraged to participate in this initiative as it is relevant to the Tietê Project and we took part in the project by offering an accelerated expansion of the sewage collection network and the installation of new sewage connections in areas not yet served, which is expected to connect approximately 533 thousand homes to the sewage treatment system. In places where the connection to the existing infrastructure is not possible due to settlements along the river bank, as part of the project we will install small sewage treatment plants on the river’s tributaries. In 2020, approximately 150 thousand residences were connected to the sewage treatment system.

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

As of December 2020, 16 contracts were concluded through bidding processes for the collection and transportation of sewage for treatment at the Barueri station, in addition to our contracting for the implementation of 5 local stations to treat sewage in areas of irregular occupation, in which previously the sewage ended up being released into local streams as the occupation left no space for the installation of sewage collection facilities.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo), a partnership between the State of São Paulo, our company, and the city of São Paulo, aims to decontaminate urban streams in the city of São Paulo by eliminating the discharge of sewage into streams and rainwater runoff routes, cleaning streams and banks, and removing and relocating low-income households located on the banks of streams.

Since 2007, 161 urban streams have been decontaminated and preserved, benefiting approximately 2.9 million people. In the 14 years of the program, we have invested R$318 million. The program is supported by funds from the Caixa Econômica Federal as well as our own funds. Part of the investment related to the Tietê Project benefits the Clean Stream Program.

In 2020, the program benefited more than 202.5 thousand people, contributing to the collection and treatment of an additional 182 liters per second of sewage.

Clean Wave Program

The Clean Wave Program (Programa Onda Limpa) is the largest environmental sanitation program on the Brazilian coast. Its main goal is to improve and expand the sewage systems in the municipalities that cover the metropolitan region of Baixada Santista and the north coast, seeking the universalization of sewage services in the region. The program will improve the condition of 82 beaches and will benefit approximately 4 million people, including locals and tourists who visit the coast, especially in the summer months.

Due to the complexity and challenges involved in the implementation of infrastructure projects in coastal regions, the Program was structured in stages. In the first phase, started in 2007, and among other actions 110 thousand sewage connections were implemented, resulting in the increase of the sewage coverage ratio from 53% to 83% in 2020, reaching 100% treatment of the sewage collected. We invested R$2 billion in this phase, with our own resources and financing from JICA and BNDES.

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

The execution of the third stage of the Program, which aims to achieve universal sewage collection and treatment, is estimated between 2025 and 2030, and a forecast of 95% sewage collection and treatment of all sewage collected is set to benefit areas with expanding populations.

Other Policies and Programs

Nossa Guarapiranga

The Nossa Guarapiranga Project launched in December 2011 is still running. Its main objective is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region, which supplies more than 4 million people.

We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the mouth of the reservoir’s main effluents in order to retain solid residue in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of water plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the water surface of the dam in the reservoir. Two vessels were built specifically for this purpose. We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga Project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2020, we removed an average of 1.152 m³/month of solid residue and approximately 217 m3/month of water plants from this basin.

Água Legal Program

Created in 2017, the Água Legal Program aims to promote the proper installation of water distribution systems in communities of high social vulnerability, where residents are poorly supplied with improvised pipes subject to contamination. In 2020, the Program brought more comfort and health to 33 thousand families (115 thousand people) with the replacement of precarious and irregular facilities with networks and water meters that bring quality water to the taps. In four years, around 145 thousand families (approximately 507 thousand people) in the São Paulo metropolitan region had their private connections standardized.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low-income families, of which 80% of the capital expenditures should be provided by the São Paulo state government and 20% by us.

The 2020 program brought more comfort and health to 29.7 thousand families (104 thousand people) with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure to these households.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired. At the beginning of 2021, negotiations for renewing the program with the Secretariat for Infrastructure and the Environment were resumed.

We believe that this program can increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low-income families. For more information see “Item 7.B. Major Shareholders and Related Party transactions— Related Party transactions—Agreements with the State.”

A large part of this work was executed by our own personnel, which considerably reduced the need for investment.

B.        Business Overview

Our Operations

As of December 31, 2020, we provided water and sewage services to 375 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements. We also supplied treated water on a wholesale basis to two municipalities located in the São Paulo metropolitan region and conurbations. The majority of these concessions have 30-year terms. Between January 1, 2007 and December 31, 2020, we entered into agreements with 342 municipalities (including our services agreement with the municipalities of São Paulo and Guarulhos) in accordance with the Basic Sanitation Law, of which 17 were entered into in 2020. As of December 31, 2020, these 342 municipalities accounted for 95.1% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). In addition to the contracts, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2020, 8 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities. From January 1, 2021 through 2030, 25 concession agreements will expire, accounting for 3.9% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2020 and 3.4% of our intangible assets and contract assets as of the same date, will expire.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long-term financial sustainability. Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act in a subsidiary form in other Brazilian locations and abroad. See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP.” For a description of our operating segments please see Note 25 to our financial statements as of and for the year ended December 31, 2020.

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

Wholesale Operations

Wholesale Water Services

Until the end of 2020, we provided water services on a wholesale basis to two municipalities located in the São Paulo metropolitan region (Mogi das Cruzes and São Caetano do Sul). The municipalities of Guarulhos, Santo André and Mauá were served on a wholesale basis until December 2018, July 2019 and November 2020, respectively, after which we started supplying water directly to the population of these municipalities which means we now account for them as part of our retail segment. Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law which requires that the service be supervised by an independent agency, stipulates registration of the cost of the service with the rules published by ARSESP. Our agreements currently comply with the provisions of the Basic Sanitation Law No. 11.445/2007. In 2020, we invoiced approximately 50.1 million cubic meters of water to these municipalities and the revenues from wholesales water services were R$282.6 million, the main impact of which was related to the agreement with the municipality of Mauá. For more information on this agreement, see Note 10 to our 2020 financial statements.

The Brazilian courts could oblige us to continue to supply water to the municipalities serviced through our wholesale segment, even when we have not received payments due to us. If they do not pay, we have no way of ensuring that negotiations with these municipalities or legal action taken against them will result in payments being made. The municipalities Mogi das Cruzes and São Caetano do Sul have historically paid for our services on time.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes and São Caetano do Sul.

Through these agreements, in 2020 we invoiced approximately 16.0 million cubic meters of sewage collected from these municipalities served on a wholesale basis. In 2020, our revenues from wholesale sewage services were R$19.8 million.

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises. In 2020, we produced approximately 2,907 million of cubic meters of water. The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 70% of water invoiced by volume in 2020.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,032.0	2,012.5	1,959.6
Regional Systems	874.7	860.7	840.1
Total	2,906.7	2,873.2	2,799.7
Invoiced:
São Paulo metropolitan region	1,297.4	1,296.4	1,194.5
Wholesale (1)	50.1	48.1	262.7
Regional Systems	682.5	666.3	650.7
Subtotal	2,030,0	2,010.8	2,107.9
Santo André (2)	53.9	67.1	-
Mauá (3)	29.5	34.8	-
Residencial Social/Favela (4)	45.8	-	-
Total	2,159.2	2,112.7	2,107.9

(1)       Wholesale includes volumes of reuse water and non-domestic sewage;

(2)        Billed volume in the retail segment in 2020 and in the wholesale/retail segment in 2019;

(3)        Billed volume in the wholesale/retail segments in 2020 and in the wholesale segment in 2019; and

(4)        Volume exempt from paying water and sewage bills.

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

In order to supply water to the São Paulo metropolitan region, as of December 31, 2020 we relied on 20 reservoirs of non-treated water and 264 reservoirs of treated water, which are located in the areas under the influence of the nine water producing systems comprising the interconnected water system of the São Paulo metropolitan region, and the Guarulhos water supply system. The total capacity of the water sources available for treatment in this area is 82.3 m³/s. Total current installed capacity is 81.7 m³/s and can be distributed to the São Paulo metropolitan region. Average verified production for the water systems of the São Paulo metropolitan region was 63.4 m³/s during 2020. The Cantareira, Guarapiranga and Alto Tietê systems produce 80.3% of the water we distributed in the São Paulo metropolitan region in 2020.

In March 2018, we began operations of one of the important projects for the interconnected water system of the São Paulo metropolitan region with the beginning of the transfer of water from the Jaguari reservoir to the Atibainha reservoir. The interconnection between the Jaguari and Atibainha reservoirs has an average flow of 5.13 m3/s and represents an important increase in water security for the Cantareira System and for the water supply in the São Paulo metropolitan region. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Investments in Water.”

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

In 2020, the Cantareira system accounted for 39.0% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 70.7% of our operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) for the year. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.”

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

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

Production Rate(1)
	2020	2019	2018
(in cubic meters per second)
Water production system:
Cantareira	24.6	23.8	23.9
Guarapiranga	12.7	12.7	13.4
Alto Tietê	13.6	14.3	12.9
Rio Claro	3.6	3.1	3.4
Rio Grande (Billings reservoir)	4.3	4.3	4.3
Alto Cotia	1.1	1.2	1.1
Baixo Cotia (2)	-	-	0.2
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	3.1	3.1	1.6
Guarulhos	0.3	0.3	-
Total	63.4	62.9	60.9

(1)	Average of the year ended December 31, 2020, 2019 and 2018.
(2)	At the start of 2018, the region served by the Baixo Cotia system began to be supplied by the São Lourenço system.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We installed 220.4, 204.8 and 199.1 thousand new water connections in 2020, 2019 and 2018, respectively. The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 29 are operated directly by us under this system. Through this system, we serve the other two municipalities on a wholesale basis whereas distribution is the responsibility of the companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system. This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply, we intend to invest R$21.0 billion from 2021 to 2025 to increase our water production and distribution capacities as well as to improve the water supply systems. In 2020, our total investment in water supply systems amounted to R$2.1 billion, of which R$1.6 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network. We operate 251 treatment facilities, of which ten are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70.0% of all water we produced in 2020. The type of treatment used depends on the nature of the source and quality of the untreated water. For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources. All of the water we treat receives fluoridation treatment.

Water Distribution

We distribute water through our networks of water pipes and water transmission lines. Storage tanks and pumping stations regulate the volume of water flowing through the networks in order to maintain adequate pressure and continuous water supply.

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

As of December 31,
	2020	2019	2018
Water distribution pipes and water transmission lines (in kilometers)	87,568	81,324	75,519
Number of connections (in thousands)	10,088	9,933	9,053

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC. Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2020, our water distribution pipes and water transmission lines included: (i) 46,202 kilometers in the São Paulo metropolitan region; and (ii) 41,366 kilometers in the Regional Systems.

As of that date, we had 423 storage tanks in the São Paulo metropolitan region with a total capacity of 2.3 million cubic meters, and 2,124 storage tanks in the Regional Systems. Furthermore, we had 513 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	2021	2022	2023	2024	2025	2021 – 2025
São Paulo metropolitan region	135	135	140	140	140	690
Regional Systems	57	57	60	60	60	294
Total	192	192	200	200	200	984

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

The Water Loss per Connection per day measured in liters per connection per day represents the quotient of (i) the average annual water loss, divided by the average number of active water connections multiplied by the number of days of the year. This calculation method is based on worldwide market practice for the sector.

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

Using this calculation method, as of December 31, 2020, we experienced 299 liter/connection per day of water loss in the São Paulo metropolitan region and 207 liter/connection per day of water loss in the Regional Systems, averaging 263 liter/connection of water loss per day. We have a Program for Reduction of Water Loss in place that aims to reduce total water loss to around 268 liters/connection per day, and the Water Metered Loss Index to 29.7% by 2021.

Real water loss (water physically lost) decreased from 22.2% in December 2008 to 17.4% in December 2020.

Our strategy to reduce water loss has two approaches:

•	reduction in the level of physical loss, which results mainly from leakage. To this end we are replacing and repairing water transmission lines and pipes and installing probing and other equipment, including strategically located pressure regulating valves; and
•	reduction of non-physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and from clandestine and illegal use. To this end we are upgrading and replacing inaccurate water meters, increase anti-fraud actions and expanding our anti-fraud personnel.

We are taking measures to decrease physical loss by reducing response time to fix leakages and by better monitoring of non-visible water main fractures. Among other initiatives, we have adopted the following measures to reduce physical water loss:

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

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, ABNT, and the National Standard Foundation, or NSF, and the American Water Works Association, or AWWA, to eliminate toxic substances that are harmful to human health. From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water. In order to mitigate this problem, we work on: (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water. We also participate in the Clean Stream Program to clean important streams in the city of São Paulo. Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga Pró-Conexão and Água Legal Program. See “—Main Projects of Our Capital Expenditure Program— Clean Stream Program,” and “—Other Policies and Programs—Nossa Guarapiranga, Pró-Conexão and Água Legal Program.”

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage. As of December 31, 2020, we collected approximately 84% and 87% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively. During 2020, we collected approximately 85% of all the sewage produced in the municipalities in which we operated in the state of São Paulo. We installed 259 thousand, 237 thousand and 215.3 thousand new sewage connections in 2020, 2019 and 2018, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage. As of December 31, 2020, we were responsible for the operation and maintenance of 59,660 kilometers of sewage lines, of which approximately 31,596 kilometers are located in the São Paulo metropolitan region and 28,064 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

As of December 31,
	2020	2019	2018
Sewage lines (in kilometers)	59,660	55,983	51,788
Sewage connections (in thousands)	8,518	8,326	7,495

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

The public sewage system operated by us was structured in order to receive, in addition to household effluents, a portion of non-domestic effluents (such as industrial sewage and sewage from other non-domestic sources) for treatment together with household effluents. Non-domestic effluents have characteristics that are qualitatively and quantitatively different from household effluents. As a result, the discharge of non-domestic effluents into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health and safety of operators and the environment. The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system and stipulates that such effluents be subject to pretreatment. These standards are defined in State Decree No. 8,468/1976.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload. The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 82% as of December 31, 2020.

New sewage connections are made on substantially the same basis as connections to water lines: we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

						in thousands
	2021	2022	2023	2024	2025	2021-2025
São Paulo metropolitan region	176	177	170	170	170	863
Regional Systems	70	70	70	70	70	350
Total	246	247	240	240	240	1,213

Sewage Treatment and Disposal

In 2020, approximately 64% and 99% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 76% of the consumer units of our sewage services in the state of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation. Though we have not yet reached full coverage of sewage collection and treatment services in the regions where we operate, we are making efforts to reach this goal.

We currently operate eight ocean outfalls and 564 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have a treatment capacity of approximately 24.5 cubic meters of sewage per second.

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

We are a party to a number of legal proceedings related to environmental matters. See “Item 8.A. Financial Statements and Other Financial Information— Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation— Sewage Requirements.”

Sludge Disposal

The generation of sludge is inherent to the sanitation cycle. The treatment of water and sewage produces residue which needs to be disposed appropriately to prevent harm to the environment. Sludge removed from the treatment process typically contains water and a very small proportion of solids. We use filter presses, belt filter presses, drying beds and centrifugation machines, among other processes, to dewater the sludge, which facilitates and reduces the cost of transportation and final disposal. In addition, after dehydration, the calorie value of the sludge increases, and the conditions for its mixing with other components improve, which can be an opportunity for the advancement of new uses and products. Our technological innovation actions aim to test technologies seeking full scale use of sludge in our operations.

Currently, the sludge generated through our activities goes mainly to landfills authorized to receive it. In some cases, in return, we treat the leachate generated in these landfills.

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

Additionally, using financing from Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP), we are also developing two other projects. The first project is a plasma gasification system which uses specialist technology to transform sludge from sewage treatment plants into a solid vitreous product, weighing 5% of its initial weight, which can be re-used in construction work. The second project consists of a sludge dryer that uses sunlight and automated processes, resulting in a final product that weighs 25% of its initial weight.

Sludge disposal must comply with State and Federal law requirements, such as Federal Law No. 12,305/2010, regulated by Federal Decree No. 7,404/2010, State Law No. 12,300/2006, regulated by State Decree No. 54,645/2009, and CONAMA Resolution No. 498/2020, which revoked CONAMA Resolution No. 375/2006, introducing new guidelines for the use of sewage sludge in the soil. Therefore, in addition to agricultural use, it is possible to use sludge for the recovery of degraded soils, creating opportunities for using sludge from sewage treatment plants in the interior of the State of São Paulo as a soil conditioner, due to its proximity to farms and favorable sludge conditions. This change opens a new opportunity for the use of sludge which corresponds to the sewage treatment of approximately 8 million inhabitants.

Our technical staff participate into different thematic groups of the sanitation sector, which contributes to the technical improvement of the regulations which apply to the use and appropriate disposal of the waste.

Principal Markets in Which We Operate

As of December 31, 2020, we operated water and sewage systems in 375 of the 645 municipalities in the state of São Paulo. In addition, we supplied water on a wholesale basis to two municipalities located in the São Paulo metropolitan region with a total population of approximately 0.6 million people.

The following table provides a breakdown of gross revenues from sanitation services by geographic market for the years indicated:

Year ended December 31,
	2020	2019	2018
(in millions of R$)
São Paulo metropolitan region	10,722.4	11,849.8	10,295.5
Regional Systems	4,435.4	4,284.3	3,958.1
Total	15,157.8	16,134.1	14,253.6

Competition

For contracts, where the municipality delegates the provision of sanitation services to us, we have a natural monopoly. However, we also compete in the market (see Market competition below), in which we service consumers in specific segments using alternative sources of water.

Natural monopoly

As of December 31, 2020, we provided water and/or sewage services to 375 municipalities in the state of São Paulo under concession agreements and program agreements. As of December 31, 2020, 8 of our concessions had expired. These 8 municipalities accounted for 0.3% of our total revenues (excluding revenues relating to the construction of the concession infrastructure).

On December 31, 2020, there were 270 municipalities operating their own water and/or sewage systems in the state of São Paulo, with a total population of approximately 14.3 million, or approximately 32% of the population of the state.

The competition for municipal concessions arises mainly from the municipalities, as they may commence bidding procedures which we may not win or resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this latter case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. See “—Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.” In the past, municipal governments have terminated our concessions agreements before the expiration date. Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations. See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.”

The New Legal Framework for Basic Sanitation brought a profound change to the relationship between the municipality as granting authority and us as service provider since it introduced the mandatory use of public bids for the execution of future contracts for the provision of sanitation services, which has the potential to intensify competition between public companies and the private sector. See “—Risk Factors—Risks Relating to Our Business— The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

Market competition

In the state of São Paulo, we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market for the supply of water, including to residential condominiums and non-residential customers who collect their own water from undergrounds wells or use water trucks. Several large industrial customers located in municipalities we serve also use their own wells to meet their water needs. This competition is taxed distinctly, and more than two thirds of the deep wells are illegal and extract water without regular concessions. One of the reasons for the competition in respect of alternative sources of water is generally the need for water with fewer technical specifications than the water made available to the public.

This trend has increased in recent years, especially since the 2014-2015 water crisis, when non-residential customers and residential condominiums sought independent solutions to supply water and to dispose of non-residential, commercial and industrial sludge in the São Paulo metropolitan region. Private companies offer stand-alone water treatment solutions inside the facilities of their customers.

In order to retain these clients, we have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers under demand or take-or-pay contracts. As of December 31, 2020, we had 570 take-or-pay contracts. For more information on Take-or-pay Contracts see “—Tariff Structure—Fixed Demand Agreements (Take-or Pay).”

Competition for new municipalities

By prohibiting the renewal of a program contract, the New Legal Framework for Basic Sanitation imposes mandatory bidding processes for municipalities to hire companies providing basic sanitation services. This opened up a new business environment in which state-owned and private companies can compete. Participating in a bidding process is now the only method of maintaining and/or expanding our market, whether in the State of São Paulo or in other states.

In September 2020, we participated, for the first time, in a bidding process with a private partner, Iguá Saneamento S.A., the majority leader of the consortium, carried out by the state of Alagoas in northeast Brazil, for the concession of water and sewage services in the Maceió metropolitan area. The consortium we participated in was not successful, but it is possible that we will participate in other bids that take place in the future, whether with or without partners.

As of the date of this annual report, we are participating in a public bid for the provision of water and sanitation services in the municipality of Orlândia in the state of São Paulo. In addition to us, there are 18 other competitors. The criterion for this bid is the highest grant (with a minimum grant of R$5 million). The winner of this bid has not been announced as of the date of this annual report.

Billing Procedures

The procedure for billing and payment of our water and sewage services is largely the same for all customer categories. In the current tariff structure, water and sewage bills are based on water usage determined by monthly water meter readings. Larger customers, however, have their meters read every 15 days to monitor consumption and thus avoid water losses resulting from leakages. Sewage billing is included as part of the water bill and is based on the water meter reading.

The readings of the water meters for billing purposes are carried out by our own team and by third parties through portable data collectors, using a mobile application developed by us, with simultaneous printing and delivery of the bill to the customer or, when the customer so chooses, the bill can be forwarded by mail to an address of the customer’s choice.

Water and sewage bills can be paid at certain banks and other locations in the state of São Paulo. These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.45 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. In 2020, 2019 and 2018, we received payment of 93.0%, 93.7% and 93.8%, respectively, of the amount billed to our retail customers, and 93.0%, 93.8% and 94.1%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date. In 2020, 2019 and 2018, we received 100.4%, 99.6% and 99.4%, respectively, of the amount billed to the State entities.

In 2019, the consumption monitoring contract for Internet of Things (“IoT”) networks was implemented in the metropolitan region of São Paulo, in which we monitor the daily consumption of 100 thousand customers representing approximately 2% of the connections and 45% of the Metropolitan region of São Paulo revenue. This format has helped us improve our customer care management. We believe this contract model has become a benchmark in the utilities sector, as the entire management is carried out by monitoring the quantity and quality indicators of the data delivered, an innovative approach in relation to telemetry in the sanitation sector.

With respect to wholesale supply, in 2020, 2019 and 2018, we received payment of 43.2%, 34.7% and 38.5%, respectively, of the amount billed within 30 days. The reason for the reduction in the payments received within 30 days over the last three years is due to the fact that our bills for the municipalities of Guarulhos and Santo André are no longer included as part of this calculation as we have now signed contracts with those municipalities. Prior to the signing of those contracts, they were included in this calculation as it includes court ordered payments.

Customer relationship

We constantly seek to improve our services and modernize our relationships with our customers. In 2020, the digital transformation was accelerated by the need for quick responses motivated by the COVID 19 pandemic, which lead us to diversify the pillars of our customer relationships.

We closed our on-site agencies in March 2020, seeking to readjust services by expanding digital and telephone channels by investing in simplifying processes and adjusting customer relationship procedures, giving our customers more autonomy and enabling them to provide self-service. We have three main digital channels: the virtual agency on our website, our Sabesp Mobile application, and Sabesp Fácil, a hotsite developed at the outset of the COVID-19 pandemic, which enables the exchange of documents in digital form, eliminating the need to travel from the client to a face-to-face service agency. These three channels together serve more than 70% of our monthly demands.

During 2020, we implemented partnerships with the Iti and PicPay digital wallets, offering additional options for our customers to pay their water bills.

In respect of telephone services, we implemented several improvements in our processes and procedures, in addition to unifying our telephone service platform, which brought greater flexibility and a larger portfolio of services to customers seeking assistance through this channel.

The implementation of a unified channel (Omnichannel) integrating all services and optimizing processes is still at the design stage, scheduled for completion in 2021, and is aimed at further cost reduction and higher customer satisfaction.

With these main pillars we seek to improve customer satisfaction, which in 2020 was 86%, according to the annual satisfaction survey conducted by the GMR Market Intelligence Institute, and modernize our customer relationships and bring about significant cost savings.

We also continue to provide an ombudsman service to customers. This channel exclusively handles complaints, suggestions, reports, critiques and information requests.

In addition, to facilitate access for customers with disabilities, we offer support in Brazilian Sign Language and our telephone channels have an option for people with hearing and speech disabilities. For people with visual impairments, we issue bills in braille.

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

The Basic Sanitation Law, Federal Law No. 11,445/2007, as amended by Law No. 14,026/2020, states have been required to establish independent regulators responsible for the regulation of basic sanitation services, including tariff regulation. To exercise this assignment, the State of São Paulo enacted State Supplementary Law No. 1,025/2007, that established ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction. The guidelines by which we readjust our tariffs are defined pursuant to State Decree No. 41,446/1996, which were ratified by Federal Law No. 11,445/2007 and regulated by resolutions issued by ARSESP.

In regard to municipalities that have not explicitly selected ARSESP as their regulator, the Basic Sanitation Law allows the municipality to create other regulatory agencies of their own.

In November 2013 the Regulatory Agency of São Bernardo do Campo was created. However, when the contract was signed with the municipality of São Bernardo do Campo in 2019 the regulation and supervision of services were delegated to ARSESP. Furthermore, regional and municipal agencies may continue to be created and may dispute with ARSESP regarding the regulation and oversight of our services. See “Item 3.D. Risk Factor—Risks Relating to Our Business— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

Tariff Readjustment and Revisions

Tariff readjustment and revision are mechanisms through which tariffs may be monetarily altered. Such mechanisms are provided for in laws, contracts and regulatory standards and allow the maintenance of the economic and financial balance of the concessionaire and of the concession agreement itself.

Pursuant to Law No. 11,445/2007, revisions may be ordinary or extraordinary. The ordinary tariff review takes place every four years and aims at maintaining the economic and financial balance of service provision. This review takes into account the expectations of costs, expenses, investments and demand in order to preserve the financial and economic balance of the concession agreement, as was the case with our tariff revision. This revision calculates the required revenue (or balance revenue), the annual X Factor that allows us to share productivity gains with consumers and the annual IGQ - General Quality Index, which encourages quality improvement. In addition, it is important to recognize all investments made during the “inter-cycle” period by the concessionaire, such as us, and to redefine their efficient operating costs according to the evolution of other service providers and the rate of return (WACC) according to the country’s socioeconomic scenario.

Extraordinary tariff revisions, on the other hand, may occur at any time regardless of the readjustments mentioned above and revisions in case there are material changes in conditions that affect the financial and economic balance of the concession agreement.

Further to revisions, the tariffs are annually adjusted in the years between periodic tariff reviews. Following ARSESP regulations, we use the IPCA price index (accumulated in 12 months), minus a productivity factor calculated in the periodic tariff review (X Factor) and, as of 2020, the adjustment of IGQ - General Quality Index that can be naught, positive or negative, according to the deviation between the established goal and the actual values.

The first ordinary tariff revision was effective from April 2013 to April 2016. In 2015, due to the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs, we requested an extraordinary tariff review from ARSESP. The request was partially accepted which resulted in a tariff repositioning index of 6.92% plus inflation for the period.

The second ordinary tariff revision cycle began in May 2017 and is due to end in April 2021. However, due to delays in the process, the revision was divided into two phases. The first phase was completed on October 10, 2017 and the second phase was completed in May 2018.

As part of the first phase of this second ordinary tariff revision, ARSESP authorized us to apply the tariff repositioning index of 7.8888%, effective as of November 10, 2017. For the second phase, ARSESP issued Resolution No. 794/2018 on May 9, 2018, which authorizes us to implement a 3.5070% repositioning index, effective as of June 9, 2018.

On May 24, 2018, as a result of the second ordinary tariff revision, we filed: (i) an administrative appeal questioning the methodology utilized for applying the compensatory adjustment to revenue, electricity costs and investments made during the first tariff cycle; (ii) a request for clarification of the reasons leading to a significant reduction in OPEX projections for the period 2017-2020; (iii) a request to review estimates for the X Factor calculations of the compensatory adjustment for the delay in the application of the Second Ordinary Tariff Review; and (iv) a request to review the calculation of the financial component related to municipal funds, in respect of our contract with the municipality of São Paulo. The decision with regard to these filings was published on February 28, 2019 and resulted in an index of 0.8408%, which was applied simultaneously with the annual tariff adjustment in May 2019.

2019 – 2020 Regulatory Agenda

On January 31, 2019, ARSESP published the 2019-2020 Regulatory Agenda. The following matters were discussed with respect to this agenda:

(a)      On May 13, 2019, ARSESP published the final results of Public Consultation No. 02/2019, which aimed to obtain public consultations regarding the Regulatory Criteria for the recognition of the tariffs for transfers to municipal funds for environmental sanitation and infrastructure. Within the scope of the Second Ordinary Tariff Review, the regulatory limit of 4% of the municipality’s operating revenue was set to pass on tariffs and if the concessionaire and the municipality decide to transfer amounts exceeding 4% of the revenue, the surplus will not be recognized as a financial component in the tariffs and will be restricted to the municipality. In addition, for tariff recognition, the municipal funds for environmental sanitation and infrastructure will be established by the service holder by an act of law, which will specify the destination of the funds.

(b)      On August 20, 2019 ARSESP published the final results of Public Consultation No. 06/2019, which aimed at discussing the methodology for calculating and application of the General Quality Index (IGQ) in our tariff readjustment and revision processes, with positive or negative tariff effect in our annual adjustments. The four indicators that make up the IGQ proposed by the ARSESP for the 2020 tariff adjustment, and which were accepted by us were: (i) index of feasible sewage connections; (ii) pavement replacement non-compliance index; (iii) customers complaints index related to lack of water and low pressure; and (iv) visible leakage per network extension. The effect of the IGQ on the 2020 tariff readjustment was -0.1188%.

(c)      On December 13, 2019 ARSESP published the final results of Public Consultation No. 09/2019, which aimed at obtaining contributions regarding the methodology and general criteria for updating our Regulatory Asset Base as part of the Third Ordinary Tariff Review. As approved in Resolution No. 941/2019, the incremental assets added by us in the period from July 2016 to June 2019 will be evaluated using the Original Book Value method and for the new municipalities added by us during the cycle the assets will evaluated by the New Replacement Value method.

(d)      On November 23, 2019 ARSESP published the final result of Public Consultation No. 10/2019, which aimed to: (i) establish the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services regulated by ARSESP, to regulate the application of the 0.05% revenue required in Research and Technological Development projects, as defined in 2018 (the “PD&I Program”); and (ii) approve the Elaboration and Evaluation Manual of the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services regulated by ARSESP. These documents were approved in Resolution No. 920/2019 and we are required to file a portfolio of PD&I Program projects for analysis and prioritization by ARSESP. The Quadrennial Program was scheduled to produce tariff effect in 2020 annual adjustment. However, taking the scenario of reduced revenues in the short term resulting from the COVID-19 pandemic into account, ARSESP suspended the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020. See “—COVID-19-related measures.”

2020-2021 Regulatory Agenda

On April 13, 2020, ARSESP published the 2020-2021 Regulatory Agenda. The following matters were discussed with respect to this agenda:

(a)	On July 30, 2020 ARSESP published the final results of Public Consultation No. 05/2020, which aimed to obtain input on the definition of the methodology to be used for the calculation of the maximum tariff and the tariff structure for our Third Ordinary Tariff Revision. On the same date, ARSESP also published the final results of Public Consultation No. 06/2020, which covers the definition of the Weighted Average Cost of Capital (WACC) for our Third Ordinary Tariff Revision.

The approved regulatory model adopted by ARSESP for the industry defines a maximum price (P0), based on the guarantee of the economic and financial balance of the provider, such as us, in its business segment and on efficient costs projected for the tariff cycle, in order to encourage the provider to permanently seek to reduce its costs. Accordingly, an average tariff is established, expressed in reais per cubic meter, which reflects the economic cost of providing water and sewage services in a certain tariff cycle. The methodology is based on a discounted cash flow model, which aims to calculate the average tariff (P0), ensuring that the Net Present Value (NPV) of the tariff cycle is equal to zero and taking into account a rate of return equal to the Weighted Average Cost of Capital (WACC). The also establishes that for the Third Ordinary Tariff Revision the limit of 4% will be applied to transfers to municipal funds, with transfers made to funds previously approved by ARSESP or those provided for in Article 15 of ARESP Resolution No. 870/2019 recognized in tariffs.

The Weighted Average Cost of Capital (WACC) was set at 8.10% for the Third Ordinary Tariff Revision, after ARSESP took into account the contributions provided during Public Consultation No.06/2020.

(b)	In a technical note, ARSESP published the final results of Public Consultation No. 11/2020, which aimed to obtain input on the methodology and calculation of the economic level of water losses to establish the regulatory loss target for our Third Ordinary Tariff Revision. The target for water losses defined by ARSESP was 215.07 liters/connection per day, in two tariff cycles (from 2021 to 2028), starting from 258.2 liters/connection per day in 2020 and 252.8 liters/connection per day in 2021.
(c)	On December 30, 2020, ARSESP published the final results of Public Consultation No. 16/2020, which established the classification and sharing criteria of the Alternative Revenues. Until the Second Ordinary Tariff Revision, all revenues earned by us were passed on to the consumer through social equality adjustments, considering the composition of the revenue required for the calculation of the tariff. The result of the criteria that will be used in the third tariff cycle (2021-2024) was released together with the final technical note of the Third Ordinary Tariff Revision on April 8, 2021. In total, considering the historical share of reused water in the total indirect revenues and the adoption of a percentage of 100% for other activities, the share value of indirect revenues in the Third Ordinary Tariff Revision is 35% (accordingly, this percentage will be returned to users in the form of social equality adjustments, while we will remain with 65% of the revenue).
(d)	On February 4, 2021 ARSESP, published the final results of Public Consultation Notice No. 24/2020, which aimed at obtaining contributions on the General Quality Index to be applied to our tariff readjustment and revision as of the Third Ordinary Tariff Revision.

2021-2022 Regulatory Agenda

On February 19, 2021, ARSESP published the final results of the Public Consultation Notice No. 02/2021, which aimed at obtaining contributions to the proposed Regulatory Agenda for the 2021-2022 period. This agenda considers the matters that will be discussed in the period and aims to promote greater predictability of the actions that will be taken by the agency within the scope of regulated public services.

Third Ordinary Tariff Revision - OTR (May 2021 – April 2025 Cycle)

The final results of the Third Ordinary Tariff Revision were released on April 8, 2021, marking the beginning of a new four-year cycle from 2021 to 2024. For this event, Public Consultation No. 03/2021 – Calculation of the Maximum Average Tariff (P0) and X Factor of the Third Ordinary Tariff Revision was opened.

Simultaneously, a revision of our tariff structure, which has been in force since the 1970s and underwent minor changes in 1997, also took place. In light of the complexity and challenges related to the revision of our tariff structure, ARSESP carried out specific regulatory actions, including further research on the topic and allowing the participation of several actors in the sector as part of study. Based on these studies and discussions with the public, ARSESP defined the regulatory guidelines to be followed by us when presenting our proposal for a new tariff structure that, after review, resulted in the tariff structure proposal, the subject of Public Consultation No. 04/2021.

On April 8, 2021, ARSESP published the results of Public Consultation No. 03/2021 – Calculation of the Maximum Average Tariff (P0) and X Factor of the Third Ordinary Tariff Revision through Resolution Nº 1.150, Final Techical Note No. 0016-21 and Detailed Report No. 0002-2021); and the results of Public Consultation No. 04/2021 – Proposed Revision of Sabesp’s Tariff Structure through Final Techical Note No. 0017-21 and Detailed Report 0003-2021.

The main details of the Third Ordinary Tariff Revision include:

(a)	The final regulatory asset base (“RAB”) was set at R$55.9 billion: (i) including the municipality of Santo André in the amount of R$1 billion, which was not included in the preliminary technical note; and (ii) a reversal of R$3.2 billion in net assets that were written off in the first tariff revision in addition to the R$1 billion that had already been recognized in the Second Ordinary Tariff Revision;
(b)	ARSESP made three compensatory adjustments for the 2021-2024 tariff cycle: (i) compensatory adjustments related to the previous cycle, which totaled R$1.7 billion to be returned to customers; (ii) compensatory adjustment resulting from the suspension of payment of the accounts of customers classified as Residential Social and Residential Favela, due to the effects of the COVID-19 pandemic, according to ARSESP Resolution No. 979/2020, in addition to the resolutions that extended this term, which totaled R$127.2 million in our favor; and (iii) compensatory adjustment resulting from the postponement of the application of the tariff adequacy plans of certain municipalities (including Guarulhos, Santo André and Mauá), in order to align their tariff readjustment base date to the date of our general adjustment. The alignment of the base date for these municipalities and the postponement of readjustments created a difference in revenue that totaled R$43.2 million in our favor; and
(c)	The Final P0 was set at R$4.9534/m³ with the implementation of the compensatory adjustments, which as of October 2020 translated into a P0 of R$5.1213/m3 as of February 2021.

Although a new tariff structure was approved, the tariff for 2021 will still be based on the current tariff structure, while the new structure will be applied from 2022 onwards. The impact of the tariff adjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021 is 7.6%, negative 1.0% and 5.45%, respectively, corrected by the compensatory adjustment due to the difference in the calculation of the IGQ in 2019 for the application of the IGQ of 2020 and the difference between the COFINS/PASEP taxes calculated between the Second and Third Ordinary Tariff Revision. Further, the real tariff readjustments for the residential category for 2022, 2023 and 2024 were set at 1.5%, 3% and 4.6%, respectively, together with the expansion of beneficiaries in the vulnerable residential category and the resources intended for the commercial programs of the 2019-2020.

Tariff Readjustment

In addition to revisions, the tariffs are adjusted annually in the years between periodic tariff reviews. In our agreements, we use the IPCA price index (accumulated for twelve months), minus a productivity factor calculated in the periodic tariff review (X Factor). As of 2020, the adjustment for the General Quality Index (IGQ) can be zero, positive or negative, according to the deviation between the established goal and the actual values.

On May 9, 2018, ARSESP issued Resolution No. 794/2018, which authorizes us to apply a 3.5070% repositioning index to our current tariffs, effective as of June 9, 2018.

On April 10, 2019, ARSESP issued Resolution No. 859/2019 which authorizes us to apply a tariff readjustment of 4.7242% to the current tariffs, which consists of: (i) the IPCA variation during the effective period of 4.5754%; (ii) the efficiency factor (X Factor) of 0.6920%; and (iii) the compensatory adjustment of 0.8408%. This tariff readjustment was effective as of May 11, 2019.

On April 9, 2020, ARSESP issued Resolution No. 980/2020 which authorized us to apply a tariff readjustment of 2.4924%, consisting of: (i) the IPCA variation during the period of 3.3032%; (ii) the efficiency factor (X Factor) of 0.6920%; and (iii) the Quality Factor (Q Factor) of -0.1188%. Due to the state of public calamity resulting from the COVID-19 pandemic, ARSESP postponed this readjustment initially for 90 days. However, due to the on-going effects of the COVID-19 pandemic, ARSESP further postponed. On July 15, 2020, ARSESP issued Resolution No. 1,021 authorizing us to apply a tariff readjustment of 3.4026% to our current tariffs, which consist of: (i) an annual readjustment of 2.4924%, and (ii) a compensatory adjustment of 0.8881%. The compensatory adjustment of 0.8881% refers to the compensation for the postponement of the annual tariff readjustment. This tariff readjustment was effective as of August 15, 2020.

On April 8, 2021, ARSESP released a tariff adjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021of 7.6%, negative 1.0% and 5.45%, respectively, starting on May 10, 2021. See “—Third Ordinary Tariff Revision - OTR (May 2021 – April 2025 Cycle).”

COVID-19-related measures

Among the measures to mitigate the economic effects of the COVID-19 pandemic supported by ARSESP Resolutions No. 979, No. 1,005, No. 1,017 and No. 1,038/2020, we announced an exemption from the payment of water and sewage bills for customers in the “Residential Social” and “Residential Favela” categories, which covered more than 2.5 million people across the State of São Paulo. The measure was initially valid for three months (April, May and June 2020) for bills issued from April 1, but was subsequently extended to September 15, 2020.

The effects of the payment exemption for the “Residential Social” and “Residential Favela” categories were considered in the calculation of the P0 for the Third Ordinary Tariff Revision, totaling R$127.2 million in our favor.

On April 17, 2020, ARSESP published Resolutions No. 985/2020 and No. 991/2020 on the topic of reduced revenues in the short term resulting from the economic effects of the COVID-19 pandemic. Resolution No. 985/2020 suspends, on an exceptional and transitory basis, from May to December 2020, the payment of the TRCF - Regulation, Control and Inspection Fee, paid by us to ARSESP. During this period, the payment we transfer to ARSESP will decrease from 0.50% to 0.25% of our annual revenues. The postponed transfers will be monetarily adjusted and paid in 24 equal monthly installments. The first installment was paid in January 2021.

Resolution No. 991/2020 postpones the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020 to May 2021. The value of the Authorized Amount of financial resources for the year 2020 (2017- 2020 Cycle), inflation-adjusted by the accumulated IPCA of 2020, will form a part of the calculation of the Authorized Amount to be invested in 2021 and 2022.

On February 3, 2021, in accordance with our credit policy and procedures, our Board of Executive Officers approved a series of measures aiming to minimize our customers’ defaults, facilitating them to maintain their businesses during the COVID-19 pandemic and to be able to pay-off their debts in the future, including: (i) the suspension of supply cuts, renegotiation of debts for commercial and service customers residing in municipalities that are in the orange and red phases of the São Paulo state government’s COVID-19 Plan; (ii) the measures will be valid from February 3, 2021 to March 31, 2021; (iii) the renegotiation of the existing debts, including the agreements signed during the pandemic period, without the application of fines and interest, limited only to monetary adjustments; (iv) payment in 12 monthly installments, from the date of the renegotiation of outstanding debt; (v) not including debtors in the credit protection list until March 31, 2021; (vi) debtors which may have been included in the credit protection list during the COVID-19 pandemic will be withdrawn immediately after the debt is renegotiated with us. At a meeting held on March 16, 2021, our Board of Executive Officers extended these measures until April 30, 2021.

Tariff Structure

Our current tariff structure is based on the tariff regulation approved by State Decree No. 41,446/1996, and is divided into two categories: residential and non-residential. The residential category is subdivided into standard residential, residential-social and shantytown (favela). The residential-social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of: (i) commercial, industrial and public customers; (ii) non-profit entities that pay 50.0% of the prevailing non-residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água – PURA) pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level. The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

There are tariff tables with the values due for each consumption pricing ranges for the abovementioned categories: up to 10 m³, from 11 to 20 m³, from 21 to 50 m³ and above 50 m³. The “Residential Social” and “Residential Favela” categories have five consumption pricing ranges: up to 10 m³, from 11 to 20 m³, from 21 to 30 m³, 31 to 50 m³ and above 50 m³. The amount charged is always progressive.

Large consumers and municipalities served by wholesale have separate tariff tables.

On February 9, 2021, ARSESP opened Public Consultation Notice No. 4/2021 and Public Hearing Notice No. 2/2021, regarding the proposed new tariff structure. On April 8, 2021, ARSESP published the final results of Public Consultation No. 04/2021 – Proposed Revision of Sabesp’s Tariff Structure through Final Techical Note 0017-21 and Detailed Report 0003-2021.

New Tariff Structure

Our current Tariff Structure applies different pricing ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Favela) and non-residential customers (including commercial, industrial and public customers, as described in “— Tariff Structure”); (ii) the metropolitan regions of São Paulo and the regional system; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases.

The new tariff structure was defined by ARSESP considering four groups: (i) minimum consumption versus fixed tariff with a portion being deterimned by reference to volume of water used; (ii) tariffs segregated by type of service (such as water, sewage collection and sewage treatment); (iii) social tariff; and (iv) non-residential tariffs.

ARSESP adopted the application of single tariffs for all regions where we operate; i.e., the tariff tables will be merged. According to ARSESP, this measure partially reduces subsidies between regions, but does not completely eliminate them, since there are cost differences between regions.

It should be noted that there are various tariff tables in the current Tariff Structure. The tables applied in the interior region present a sewage tariff equivalent of 80% of the water tariff. As a result, in the metropolitan area the tariffs for water and sewage are divided 50% each, whereas in the interior the division is 56% water and 44% sewage (as a result of the 80% ratio).

ARSESP established the following customer groups:

(i)	Residential: referring to family homes, where the use of water is mainly intended for personal hygiene, food and cleaning. The residential category is further broken down into Residential Individual, Residential Collective, Social Residential and Vulnerable Residential; and
(ii)	Non-Residential: referring to other customer units, where the use of water is related to the type of activity, service or production process. The non-residential category is further broken down into: (a) Commercial: customer units whose main activity is the sale of products and/or services, which includes Commercial Individual, Commercial Collective, and Commercial Assistance; (b) Industrials: establishments that carry out transformation/industrialization activities; and (c) Public: buildings intended for government activities or government facilities. In addition, the tariff structure will contain the segments of wholesale sector and tanker trucks, including water trucks and tank cleaners.

ARSESP established the following attributes to the new tariff structure: (i) unified for our entire area of operation, without segregation by region; (ii) differentiated tariffs for the following services: water, sewage collection and sewage treatment; (iii) binomial tariff, with a fixed component which must partially or fully reflect the fixed costs of providing the service, and a variable component related to the volume of water used which must reflect variable costs; (iv) there will be no fixed component for the sewage treatment service tariff, and the fixed costs of the service will be distributed across the fixed component of the other services (i.e., water and sewage collection); (v) tariffs will be divided in blocks, including progressive tariffs between consumption ranges; (vi) the fixed component will be billed per connection (charged at R$/month), while the variable component will be billed, progressively, by volume (charged at R$/m³); (vii) the volume of sewage collected to be billed will be equal to the measured volume of water, if the connection includes sewage collection service; and (viii) the treated sewage volume to be billed will be equal to the volume of sewage collected, if the connection includes sewage treatment.

Furthermore, this tariff structure update introduces a high level of uncertainty about the market and revenues that we will obtain in the new tariff cycle, due to the unpredictability of changes in customers’ tariff classification, which may lead us to realize significantly more or less revenue than projected for the cycle. Considering the high level of uncertainty, ARSESP established a variation limit for the annual revenue, so that:

•	if our effective revenue exceeds 102.5% of the required recalculated revenue, the entire additional amount will be reverted to social equality adjustments in the annual tariff adjustment process; and
•	if our effective revenue is less than 97.5% of the required recalculated revenue, the entire outstanding amount will be offset in the annual tariff adjustment process.

For 2021, we will maintain the current tariff structure. See “Item 3.D. Risk Factor—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. The approved update to the structure and its implementation may lead to uncertainties in the market as well as unpredictability about our future revenues.”

Fixed Demand Agreements (Take-or-Pay)

On November 2, 2018, ARSESP published Resolution No. 818/2018 which provides the criteria for the execution and inspection of water and sewage service contracts for large non-residential users, as well as the execution of new contracts and the revision of the existing contracts to the new rules. This Resolution consolidates all the regulatory guidelines for the execution of contracts with large users, and establishes the minimum and maximum limits of the tariffs to be applied and a system for the prior approval by the regulator of the standard contract template to be used and also requires the disclosure of the contracts in force on our website and the results of the inspections of these contracts on the ARSESP website.

As of December 31, 2020, we had 570 contracts in force.

On May 2020, we established a loyalty policy for large clients in the non-residential segment, which were encouraged to enter into a contract with us in order to apply a differentiated rate according to the contracted fixed monthly demand. The purpose of this policy is to retain the base of this customer segment.

In October 2007, the minimum volume for entering into these agreements was reduced from 5,000 m3 per month to 3,000 thousand m3per month. We believe this tariff schedule will help prevent certain commercial and industrial customers from switching to the use of private wells. Since 2008, we have been authorized by ARSESP to establish tariffs for non-residential customers, such as industrial and commercial customers, that use more than 3,000 thousand m3per month, with a maximum tariff equal to the tariffs applicable to non-residential customers that use more than 50 m3per month. In 2010, ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into fixed demand agreements with us to a minimum of 500 cubic meters per month.

Water and sewage services tariffs

In the current tariff structure, we establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior region of São Paulo State and coastal regions which comprise our Regional Systems, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems. Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption. Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service. We use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of São Paulo State and coastal regions. In 2020, 2019 and 2018, the average tariff calculated for the Regional Systems was approximately 21% below the average tariff of the São Paulo metropolitan region. Considering the current tariff structure we expect approximately 21% for 2021.

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

For more information on the differences between our current Tariff Structure and the New Tariff Structure, see “—New Tariff Structure.”

The following table sets forth the water and sewage services tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	Starting May 10,	As from August 15,	As of May 11,	As of June 9,
	2021	2020	2019	2018
Residential
Standard Residential:
0-10(1)	2.90	2.71	2.62	2.50
11-20	4.54	4.24	4.10	3.91
21-50	11.33	10.58	10.23	9.77
Above 50	12.48	11.65	11.27	10.76
Social:
0-10(1)	0.91	0.92	0.89	0.85
11-20	1.55	1.58	1.53	1.46
21-30	5.53	5.61	5.43	5.19
31-50	7.88	8.00	7.74	7.39
Above 50	8.71	8.84	8.55	8.17
Shantytown (favela): vulnerable social starting in 2021
0-10(1)	0.69	0.70	0.68	0.65
11-20	0.78	0.80	0.77	0.73
21-30	2.61	2.65	2.56	2.44
31-50	7.88	8.00	7.74	7.39
Above 50	8.71	8.84	8.55	8.17
Non-Residential
Commercial/Industrial/Governmental:
0-10(1)	5.82	5.44	5.26	50.20
11-20	11.33	10.58	10.23	9.77

47

21-50	21.72	20.27	19.60	18.71
Above 50	22.62	21.11	20.42	19.50
Social Welfare Entities:
0-10(1)	2.91	2.72	2.63	2.51
11-20	5.65	5.28	5.11	4.88
21-50	10.89	10.17	9.84	9.40
Above 50	11.32	10.57	10.22	9.76
0-10(1)	4.36	4.07	3.94	3.76
11-20	8.48	7.92	7.66	7.32
21-50	16.33	15.24	14.74	14.08
Above 50	16.97	15.84	15.32	14.63

(1) The minimum volume charged is for ten cubic meters per month.

See “—Tariff Readjustment and Revisions—Tariff Readjustment.”

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

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulation that, among other matters, regulates:

•	the development of public-private partnerships, or PPPs;
•	the need of a public bidding process for the appointment of water and sewage services providers via concession agreements;
•	the need of setting up an agreement for the appointment of public water and sewage services providers;
•	the joint management of public services through cooperation agreements, allowing for a program agreement without the need for a public bidding process for the service provider;
•	the planning, regulation and inspection of basic sanitation services prohibited by service providers;
•	minimum requirements for water and sewage services;
•	water usage;
•	water quality and environmental protection; and
•	governmental restrictions on the incurrence of debt applicable to state-controlled companies.

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

Additionally, Article 241 of the Brazilian Constitution establishes the legal regime for managing the rendering of public services among different federal, state and municipal government entities, including the total or partial transfer among these entities of fees, services, personnel and essential goods needed to render such public services. For example, these service can be rendered through a public consortium or a cooperation agreement under Federal Law No. 11,107 of April 6, 2005, also known as the Law on Public Consortia and Cooperation Agreements (Lei de Consórcios Públicos e Convênio de Cooperação), which, in turn, created a program contract which allowed for the dispensation of the bidding process for companies like ours. This dispensation was irrefutable until the enactment of the New Legal Framework for Basic Sanitation.

However, the New Legal Framework for Basic Sanitation, amending Law No. 11,445/2007, established that the provision of sanitation services may be carried out by joint management, under a public consortium or cooperation agreement entered exclusively by municipalities. The New Legal Framework for Basic Sanitation also established restrictions for the adjustment of program agreements with public companies and mixed-capital companies. See “Item 3.D. Risk Factors–Risks Relating to Our Business–The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

PLANASA was the first attempt to outline long-term universalization targets for water and sewage services, but it was discontinued in 1986.

The Basic Sanitation Law and the New Legal Framework for Basic Sanitation

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

Since (i) the issuance of Provisional Measure No. 844/2018 in July 2018 (which expired in November 2018 without being converted into law) and the issuance of Provisional Measure No. 868/2018, on December 28, 2018 (which expired in June 2019 without being converted into law), the Executive and Legislative powers made efforts to amend the Basic Sanitation Law No. 11,445/2007 and Law No. 9,984/2000. In December 2019, Bill No. 3,261/2019 was submitted before the Chamber of Deputies. In the same month of 2019, the Chamber of Deputies approved Bill No. 4,162/2019, which replaced Bill No. 3,261/2019, and submitted it for approval by the Senate.

On July 16, 2020 the New Legal Framework for Basic Sanitation was enacted, resulting from the provisional measures mentioned above and from Bill No. 4,162/2019, which aimed to make water and sewage services universal by 2033. The new law delegated to ANA the authority to establish national reference rules on sanitation services and excludes the possibility of executing new program contracts, among other relevant changes to the sector. As a result of the new legislation, Laws No. 11,445/2007, No. 9,984/2000, No. 12,305/2010, No. 10,768/2003, No. 13,089/2015, No. 11,107/2005 and No. 13,529/2017 were amended. As the President vetoed 18 articles of the New Legal Framework for Basic Sanitation, all of which were maintained by the Chamber of Deputies in a session held on March 17, 2021.

In summary, we highlight the following points from the new framework: (a) the authority to edit reference standards for the regulation of public basic sanitation services was attributed to ANA, reducing the scope of autonomy of the regional regulatory agencies; (b) the creation of the Interministerial Committee on Basic Sanitation (regulated by Decree No. 10,430/2020), with the authority to determine the allocation of federal resources for sanitation; and (c) the definition of the power of concession to carry out public basic sanitation services: (i) the municipalities and the Federal District, in the case of local services; (ii) the State, together with the municipalities that effectively share operational facilities that are part of metropolitan regions, conurbations and micro-regions, instituted by complementary state law, in the case of shared services between the State and municipalities. Despite formally granting authority to municipalities, it is possible that these Municipalities will not have easy access to financing when providing these services without combined efforts with other municipalities, thus leaving little or no margin to exercise their authority.

Additionally, the New Legal Framework for Basic Sanitation provides for the creation of an intermunicipal public entity aimed at the joint management of sanitation services, pursuant to article 241 of the Federal Constitution.

The New Legal Framework for Basic Sanitation establishes regionalized provision through the provision of one or more components of integrated basic public sanitation services in a given region whose territory covers more than one municipality, structured as follows: (i) the regional basic sanitation units, which consist of entities established by State Law, consist of a group of municipalities, which are not necessarily adjacent to each other, aimed at adequately meeting the hygiene and public health requirements, or to provide economic and technical feasibility for the least economically favored municipalities; and (ii) reference blocks, which are groups of municipalities, which are not necessarily adjacent to each other, established by the federal government and formally created through the municipalities’ voluntary joint management. The reference blocks will be created by the federal governments if the States have not created the regional basic sanitation infrastructure within one year of the enactment of the new law. Regionalized provision aims at gaining scale in the provision of services and conditions the access to federal resources to the groups of municipalities. On April 21, 2021, State Bill No. 251/2021 was published, whereby four URAEs are proposed to provide drinking water supply and sewage services. Pursuant to the bill, the municipalities have 180 days to adhere to the respective URAE by means of a formal declaration to signed by the mayor. As of the date of this annual report, it is not yet possible to confirm whether this bill will be approved or whether it will be approved as originally drafted. In addition, we cannot predict if the municipalities where we currently operate will adhere to the units that may be created.

On December 24, 2020, Federal Decree No. 10,588/2020 was published, enabling technical and financial support towards the adaptation of public basic sanitation services to the provisions of Law No. 14,026/2020, as well as for the allocation of federal public resources and financing with federal resources or resources managed or operated by federal entities.

According to this decree, the distribution of resources and the financing of projects with federal resources will be conditioned to, among others:

(i)       performance of the provider in terms of technical, economic and financial management, which will have to be proven by a declaration from the regulatory agency;

(ii)        efficiency and effectiveness in the provision of public basic sanitation services, proven through a declaration by the regulatory agency; and

(iii)        proper operation and maintenance of projects previously financed with federal resources.

Also according to the decree, the activities that will be supported by the federal government are, among others:

(a)        the process of transition of the holder of the public basic sanitation services to a regionalized mechanism;

(b)        structuring the form service provision and governance in each regionalized mechanism, in order to establish the responsibilities of each federative entity and the best form of management;

(c)        the preparation or updating of municipal or regional basic sanitation plans; and

(d)        the definition of the regulatory and inspection entity for public basic sanitation services, including delegation as necessary.

The Decree does not apply to concessions and public-private partnerships that (i) have been procured or submitted to public consultation prior to the date of its publication; and (ii) are subject to studies already contracted by federal bodies prior to the date of publication of this decree.

The New Legal Framework for Basic Sanitation assigns to ANA the responsibility for the publication of technical norms for the regulation of public basic sanitation services. The agency carried out an analysis of Law 14,026/2020 to identify the rules that would come under its responsibility. Following this analysis, ANA published on September 8, 2020 a public consultation notice, which aimed at debating the proposed regulatory agenda for technical norms for basic sanitation. In addition, on March 8, 2021 ANA published an update of the Appendix of Resolution No. 64/2021, which approves Thematic Axis 5 - Reference Standards for Sanitation, which is part of ANA’s Regulatory Agenda for the 2020-2021 period.

ANA is also the authority responsible for introducing reference standards on the methodology for calculating indemnities due to investments made and not yet amortized or depreciated. Currently, there is considerable legal uncertainty regarding the indemnity for non-amortized assets, and we expect that the reference standards will mitigate this situation.

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

The New Legal Framework for Basic Sanitation provides that PLANSAB will contain proposals for programs, projects and actions necessary to achieve the objectives and goals of the federal basic sanitation policy, with identification of the sources of financing and expansion of public and private investments in the sector. Additionally, it establishes that PLANSAB should include (i) a specific program for basic sanitation actions in rural areas; (ii) specific water security actions; and (iii) basic sanitation actions in underdeveloped urban areas occupied by low-income populations in irregular areas but which are already long-established considering the nature and length of the occupation are not at risk. Furthermore, it created the Interministerial Committee on Basic Sanitation with the authority to coordinate, integrate, articulate and evaluate the management of the National Basic Sanitation Plan at the federal level. See “Item 3.D. Risk Factor—Risks Relating to Our Business— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

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

The Federal Concessions Law No. 8,987/1995 and the State Concessions Law No. 7,835/1992 require that the granting of a concession by the government be preceded by a public bidding process. However, the Federal Public Bidding Law No. 8,666/1993, which establishes the rules for the public bidding process, provides that a public bidding process can be waived under certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market. This provision was maintaned by Law No. 14,133/2021. Furthermore, a provision of the Federal Public Bidding Law, as amended by the Public Consortia and Cooperation Agreement Law, provides that the program agreement can be executed with waiver of a public bidding process.

However, the New Legal Framework for Basic Sanitation prohibited the execution of program contracts, agreements, partnership and other unstable instruments for the provision of public basic sanitation services by entities that are not part of the granting authority’s structure. See “Item 3.D. Risk Factors—Risks Relating to Our Business—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

However, our concessions can be revoked unilaterally at any time if certain standards of quality and safety are not met, in the event of default of the terms of the concession agreement, or due to changes in public interest since the concession was granted, or due to non-conformity with the New Legal Framework for Basic Sanitation.

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider and the investments unamortized. Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires. See “Item 3.D. Risk Factors—Risks Relating to Our Business— Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made.”

Program Agreements

Federal Law No. 11,107/2005, or the Federal Public Consortia and Cooperation Agreement Law, which regulates Article 241 of the Brazilian Constitution introduced significant changes in the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising the activities of planning, oversight and regulation, including tariff regulation, of the services. The law also created the program agreement, a contract to be followed when Brazilian states and municipalities enter into agreements for the provision of public services with mixed capital companies. The program agreement provides the guidelines for the joint management of public services by Brazilian states and municipalities with mixed capital companies, removing the need for bidding processes.

However, as previously mentioned, the New Legal Framework for Basic Sanitation prohibits the formalization of program contracts, agreements, partnership agreements and other unstable instruments for the provision of public basic sanitation services by companies which are not subsidiaries of the entity which administers the concessions.

The Constitution of the State of São Paulo provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the state by a company under its control. On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470/2006, amended by State Decrees No. 52,020/2007, dated July 30, 2007, and No. 53,192/2008, dated July 1, 2008, which regulate the provision of water and sewage services in the State. Pursuant to these decrees, it was previously possible to enter into agreements with municipalities in connection with the provision of water and sewage services by means of a “program agreement without a public bidding process.” Following the entry into force of the Public Consortia and Cooperation Agreements Law, we adopted the administration of public services through cooperation agreements and program agreement which can be used simultaneously.

As of the date of this annual report, the decrees mentioned above have not been amended, and certain provisions, such as those related to the formalization of program contracts, do not conform with the New Legal Framework for Basic Sanitation.

Public-Private Partnerships

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

Agreements with Municipalities and Metropolitan Regions

The state of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE,” to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba No. (LCE No. 1,241/2014) and Ribeirão Preto (LCE No. 1,290/2016), and the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and Franca (LCE No. 1,323/2018).

Pursuant to the Brazilian Constitution, in metropolitan regions, conurbations and microregions, the authority to develop public water and sewage systems is shared by the states and municipalities. However, for municipalities which are not a part of the types of regions cited above (metropolitan regions, conurbations and microregions), the primary responsibility for providing water and sewage services to residents rests with the municipality.

We provide basic sanitation services for municipalities, conurbations and metropolitan regions. In these municipalities, operations are regionalized and contracts are structured considering the financial and economic conditions of the entire region. The regulation including taxes, control and oversight are the responsibilities of ARSESP (State Supplementary Law 1,025/2007 – Articles No. 6 and No. 10).

In January 2015, the federal government issued the Metropolitan Bylaws (Law No. 13,089/2015), which established general guidelines for the planning, management and execution of public services of common interest in metropolitan regions and in conurbations as defined by the states, as well as general rules on integrated urban development plans and other instruments for interfederal governance instruments.

With the enactment of the New Legal Framework for Basic Sanitation, regionalized service provision is clearly encouraged, especially by requiring the creation of regional basic sanitation units or reference blocks that aim to group municipalities and encourage the provision of basic sanitation services in more isolated and low-profit municipalities. Additionally, despite formally granting authority to municipalities, these municipalities will not have access to financing with federal resources if they are not part of a regionalized group, thus leaving little or no margin to exercise their authority.

Due to this recent legislative change and the uncertainties that surround the prohibition of program contracts, along with other possible forms of joint interests, as is the case of associated management through a cooperation agreement, or even possible corporate arrangements, it is not yet possible to confirm the impact of the New Legal Framework for Basic Sanitation.

On April 21, 2021, State Bill No. 251/2021 was published, whereby four URAEs are proposed to provide drinking water supply and sewage services. As of the date of this annual report, it is not yet possible to confirm whether this bill will be approved or whether it will be approved as originally drafted. In addition, we cannot predict if the municipalities where we currently operate will adhere to the units that may be created.

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

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular. As a result, we are subject to few regulatory infractions and to limited fines. See “Item 3.D Risk Factors— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

Our Current Concession Agreements

The current concessions are based on a standard form of agreement between us and the municipality. Each agreement received the prior approval of the legislative council of each municipality. In the municipalities included in metropolitan regions, conurbations and microregions, the State of São Paulo is also included as a party. The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of the contracts’ estimated cash flows from the date of acquisition of the concession. In 2011, ARSESP set the Weighted Average Cost of Capital (WACC) at 8.06%, due to the First Ordinary Tariff Revision, and in October 2017 the discount rate was updated to 8.11% due to the Second Ordinary Tariff Revision. In July 2020, the discount rate was updated to 8.10% as a result of the Third Ordinary Tariff Revision. See “—Tariffs.” Since 2011, we have used ARSESP’s WACC as a discount rate used to analyze the financial and economic feasibility of the service agreements with municipalities.

The main provisions of our existing concession agreements are as follows:

•	we assume all responsibility for providing water and sewage services in the municipality;
•	according to the municipal laws authorizing the concession, we are permitted to collect tariffs for our services and tariff readjustments follow the guidelines established by the Basic Sanitation Law and ARSESP;
•	as a general rule, to date, we are exempt from municipal taxes, and no royalties are payable to the municipality with respect to the concession;
•	we are granted rights of way on municipal property for the installation of water pipes and water transmission lines, and sewage lines; and
•	upon termination of the concession, for any reason, we are required to return the assets that comprise the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non-amortized value of the assets relating to the concession.

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

Our agreement model follows the provisions of the Basic Sanitation Law. Its main contractual provisions include the joint execution of planning, supervision and regulation of services, the appointment of a regulatory authority for the services, and periodic disclosure of financial statements.

Furthermore, the economic and financial formulas must be based on the discounted cash flow methodology and on the revaluation of returnable assets. Pursuant to the Basic Sanitation Law, the preexisting assets will be returned to the grantor of the concession. We will carry out all new investments and the municipalities will record them as assets. The municipalities will then transfer possession of these assets to us for our use and management and will also record a credit in the same amount of the assets recorded in our favor. According to Article 42 of the Basic Sanitation Law, investments made during the contractual period are the property of the applicable municipality, which in turn generates receivables for us that are to be recovered through the operation of the services. These receivables may also be used as guarantees in funding operations.

Another important development was the exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the execution of the agreements in cases involving the early resumption of services by the concession authority.

As of December 31, 2020, we provided water and sewage services to 375 municipalities. The majority of these concessions have 30-year terms. Between January 1, 2007 and December 31, 2020, we entered into agreements with 342 municipalities (including our services agreement with the city of São Paulo and Guarulhos) in accordance with the Basic Sanitation Law, of which 17 were entered into in 2020. As of December 31, 2020, these 342 municipalities accounted for 95.1% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2020, 8 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities. From January 1, 2021 through 2030, 25 concession agreements will expire, accounting for 3.9% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2020 and 3.4% of our intangible assets and contract assets as of the same date, will expire.

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

The state of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the State Supplementary Law, or “LCE,” to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba No. (LCE No. 1,241/2014) and Ribeirão Preto (LCE No. 1,290/2016), and the urban clusters of Jundiaí (LCE No. 1,146/2011), Piracicaba (LCE No. 1,178/2012) and Franca (LCE No. 1,323/2018).

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

In January 2015, the federal government issued the Metropolitan Bylaws (Law No. 13,089/2015), which established general guidelines for the planning, management and execution of public services of common interest in metropolitan areas and in conurbations as defined by the States, as well as general rules on integrated urban development plans and other interfederal governance instruments.

The New Legal Framework for Basic Sanitation outlined the entities responsible for the provision of basic sanitation services. However, there are still several uncertainties regarding regionalized provisions, including the creation of new forms, such as regional basic sanitation units and reference blocks. Accordingly, as of the date of this annual report it is not possible to describe how these new forms will be implemented.

On April 21, 2021, State Bill No. 251/2021 was published, whereby four URAEs are proposed to provide drinking water supply and sewage services. As of the date of this annual report, it is not yet possible to confirm whether this bill will be approved or whether it will be approved as originally drafted. In addition, we cannot predict if the municipalities where we currently operate will adhere to the units that may be created.

The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 70.7% of our operating revenue from services in 2020.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

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

The current tariff structure maintains different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems. There are four levels of volume consumed for each category of customer, except for the residential-social and shantytown (favelas) categories. The residential-social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two subcategories were instituted to assist lower income customers by providing lower tariffs for consumption. Customers are billed on a monthly basis. Water and sewage bills are based upon water usage determined by monthly water meter readings. Larger customers, however, have their meters read every 15 days to avoid nonphysical loss resulting from faulty water meters. Sewage billing is included as part of the water bill and is based on the water meter reading. We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

On February 9, 2021, ARSESP opened Public Consultation Notice No. 4/2021 and Public Hearing Notice No. 2/2021, regarding the proposed new tariff structure. On April 8, 2021, ARSESP published the final results of Public Consultation No. 04/2021 – Proposed Revision of Sabesp’s Tariff Structure through Final Techical Note 0017-21 and Detailed Report 0003-2021. For more information on the differences as a result of the new tariff structure, see “Item 4.B. Business Overview—Description of Our Activities—New Tariff Structure.”

Furthermore, since Law No. 11,445/2007 permits municipalities to create their own regulatory agencies rather than being subjected to overview by ARSESP, a number of municipalities created their own regulatory agencies.

In November 2013 the Regulatory Agency of São Bernardo do Campo was created. However, when the contract was signed with the municipality of São Bernardo do Campo in 2019, the regulation and supervision of services were delegated to ARSESP. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

The 2014-2015 Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region based on the water supply during the driest period on record, which was from 1953 to 1954. However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow recorded in 1953, the previous most critical year. Consequently, the volume of water stored in the reservoirs in 2014 and 2015 declined significantly until September 2015, when the reservoirs once again held more water than 12 months previously for the first time since the beginning of the water crisis. Once rainfall returned the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region to normal levels, the measures taken during the water crisis to continue services to consumers were gradually discontinued starting in early 2016. As of December 31, 2020, the reservoirs in the São Paulo metropolitan region contained 913.1 million m3 of water storage for treatment, compared to 1.1 billion m3 available for treatment as of December 31, 2019 not including the technical reserve of 287.5 million m³. The average monthly water production in 2020 for the São Paulo metropolitan region was 63.4 cubic meters per second, or m³/s, compared to 62.9 m³/s in 2019 and 60.9 m³/s in 2018.

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

Prior to February 2014 and the water crisis, this system supplied water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region. After the water crisis, when conditions returned to normal levels, this system supplies water to approximately

7.0 million people, with an annual average water production of up to 24.6 m³/s in 2020 in order to serve the São Paulo metropolitan region. Since May 2017, the volume of water that may be extracted from the Cantareira System is now based on the volume of water available in the reservoirs. A minimum of 10 m³/s of water may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs. This flow is defined in Joint Resolution Nos. 926/2017 and 925/2017, both dated May 29, 2017.

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

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of December 2017, March 2018, December 2018, March 2019, December 2019, March 2020, December 2020 and March 2021, the end of the rainy season:

	March 2021	December 2020	March 2020	December 2019	March 2019	December 2018	March 2018	December 2017	Total Storage Capacity
Cantareira	518.8	355.1	632.2	396.4	542.4	387.8	532.3	405.2	982.0 (1)(2)
Guarulhos	0.6	-	-	-	-	-	-	-	1.0
Guarapiranga	122.6	97.1	141.4	110.5	155.8	103.3	141.4	101.6	171.2
Rio Grande	98.1	89.4	98.8	93.0	113.1	92.4	97.2	92.2	112.2
Rio Claro	7.0	6.0	13.4	13.4	14.0	10.9	13.9	10.1	13.7
Alto Tietê	341.2	301.8	497.9	430.3	511.9	282.6	362.8	294.8	560.3
Cotia	13.2	10.5	16.9	12.2	16.8	7.1	15.2	12.9	16.5
São Lourenço	57.4	54.1	87.8	52.3	87.2	59.1	-	-	88.8
(1)	The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).
(2)	Amounts included since the May 2017 water right renewal do not include the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

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

Our production of treated water was expanded by 6.0 m³/s with the completion of the São Lourenço Project. In addition, an additional 13 m³/s was made available to our reservoirs through interconnections to other reservoirs in the state of São Paulo, which will be available to us if reservoirs levels once again become low. Completion of these projects results in improved water security for the Integrated Water Supply System (Sistema Integrado de Abastecimento de Água), or SIM.

The main projects include:

•	Alto Tietê System – transfer of an additional 1 m³/s from the Guaió River to the Taiaçupeba reservoir, in order to recover the reserve volume of the Alto Tiête System. This project was concluded in June 2015.
•	Alto Tietê System – transfer of additional up to 4.0 m³/s from Rio Grande - Billings reservoirs to the Alto Tietê System. This project was concluded in September 2015.
•	Guarapiranga System – transfer of an additional 1 m³/s of which results from the expansion of the transfer capacity of the Billings reservoir to the Guarapiranga reservoir. This project was concluded in December 2015.
•	Interconnection of the Jaguari and Atibainha reservoirs – the purpose of this project is to recover water levels and increase the water security of the Cantareira System. The interconnection increases water availability in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir. Construction of the interconnection began in February 2016 and was completed in March 2018. Upon completion of construction, we began transferring water from the Jaguari reservoir (part of the Paraíba do Sul Basin) to the Atibainha reservoir (part of the PCJ River Basin). For more information, see “Item 4.A. History and Development of the Company—Main Projects of Our Capital Expenditures Program.”
•	Implementation of the São Lourenço Production System – this project was commenced in April 2014 and was completed in April 2018 and operations began in July 2018. This system has an average water treatment capacity of 6.0 m3/s. For more information, see “Item 4.A. History and Development of the Company—Main Projects of Our Capital Expenditures Program.”
•	Alto Tietê System – transfer of an additional average 2.0 m³/s and up to 2.5 m³/s from the Itapanhaú river to the Biritiba-Mirim reservoir, which will provide more volume to the Alto Tietê System. The project began construction in 2020. For more information, see “Item 4.A. History and Development of the Company— Main Projects of Our Capital Expenditures Program.”

Additionally, we continue to take measures to maintain the water supply to the metropolitan region of São Paulo in the adequate quantity and quality for the population. These measures are implemented to keep the system in operation, with renovation of its structures and constructions, in addition to adjustments for operational flexibility by increasing the transfer of treated water between the producing systems of the Integrated Metropolitan System. We have carried out specific studies on the likelihood of new water scarcity events similar to the 2014-2015 water crisis. These studies aim to promote better management of water resources in order to offer greater guarantee of supply, reconciling acceptable risks with the capacity to invest in any necessary expansions.

Measures to Combat the COVID-19 Pandemic

To counter the COVID-19 pandemic, we implemented measures to maintain our commitment to provide more hygienic and healthy conditions for the population served, prioritizing socially vulnerable individuals.

In partnership with other companies, entities, and public agencies, we implemented measures to limit our employees’ exposure to possible infection, anticipate essential purchases of protective equipment and seeking alternatives to avoid possible service interruptions.

We also distributed food baskets, hygiene kits and water tanks for the most vulnerable population, and installed public washbasins, sanitized the surroundings of certain public hospitals and health centers, suspended supply cuts and exempted tariffs for the “Residential Social” and “Residential Favela” customer categories.

We closed all of our on-site agencies and concentrated service to our clients through our digital channels, such as the virtual agency and the Sabesp Mobile app, as well as telephone and chat channels. In March 2020, once the COVID-19 pandemic was declared, approximately 5,900 employees from administrative staff and employees aged 60 years or above or employees with preexisting health conditions were working remotely.

For employees in the essential services category, who work in our facilities or on the streets, we organize shifts, distribute specific protective equipment and have adopted measures to expand the cleaning and hygiene protocols of workplaces. We have established the Sabesp Sanitary Protocol for the entire Company, with rules for reducing circulation for safe work, social distancing, personal hygiene and sanitation of the facilities, in addition to communication and monitoring actions.

In addition, we anticipated the vaccination campaign against the flu and pneumonia, with 81% of our employees being immunized, and reinforced our internal communication with daily updates in our channels of information about health care and practical tips for adapting to remote work.. See item 6.D. - Employees for more information about other measures we adopted to protect our employees.

Facing an economic crisis and the COVID-19 pandemic simultaneously demanded an effort from us in the reallocation of available resources, adapting to the new scenario marked by a decrease in revenues, an increase in defaults, as well as increased uncertainty and exchange rate volatility.

Conscious that in the midst of the pandemic, water is an even more essential resource for preserving the population’s health, our first objective was to make our economic and financial conditions feasible for us to ensure the maintenance of operations and access to services, in particular for the more socially vulnerable population.

The quarantine decree in the State of São Paulo directly impacted our revenues as a consequence of the change in the consumption mix, caused by the increase in volumes in the residential categories and reduction in the commercial, industrial and public categories whose average tariffs are higher, leading to a reduction in the total average tariff.  Our revenues from the residential sector were also affected, since consumers in the “Social Residential” and “Residential Favela” categories were exempted from paying water and sewage bills between the months of April and August of 2020.

To face this challenge, we have taken several measures to strengthen our liquidity and to somewhat off-set the decrease in revenues, uncertainty and exchange rate volatility and thus maintain the investments necessary to meet the obligations assumed in the contracts signed with municipalities where we operate.

Marketing Channels

As of December 31, 2020, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 375 municipalities in the state of São Paulo. We also supplied water and sewage services on a wholesale basis to two municipalities located in the São Paulo metropolitan region. It is the responsibility of these municipalities to then distribute the water to end consumers. Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us. For more information on service concessions, see “—Wholesale Operations.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo. In the year ended December 31, 2020, we used approximately 2.09% of the total energy consumption in the state of São Paulo. To date, we have not experienced any major disruptions in energy supply. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects. Energy prices have a significant impact on our results of operations. In 2020, we purchased approximately 59% of our total energy consumption in the “free market,” where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market. This allowed us to save approximately R$107 million in 2020, compared to what we expect we would have spent if we purchased all of our total energy consumption in the Regulated Market.

Additionally, we are developing projects that aim to generate clean, renewable and sustainable energy. In 2019, we began to structure a Distributed Power Generation Program focused on solar energy. The program estimates that until 2022 we will have a generation capacity of 61 megawatt, with a daily average output of 21 megawatts, corresponding to about 4.5% of our total energy consumption. The credits obtained in this distributed generation will be used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 60% of energy consumption carried out in low voltage will be supplied by renewable energy. The investment of approximately R$250 million foreseen in this program has an estimated payback of 7 to 8 years.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third-party liability. We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance). We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil. As of December 31, 2020, we had paid a total aggregate amount of R$14.0 million in premiums. In addition, we paid R$1.5 million for a D&O insurance policy, covering R$5.4 billion in assets, third-party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages. We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “PROL – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto Não Doméstico Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba”, “Programa Água Legal Sabesp”, “Signos – Sistema de Informação Geográfica no Saneamento Sabesp”, “Sistema de Suporte a Decisões Sabesp”, “Fertilizante Sabesfértil Sabesp”, “Pitch Sabesp”, “Novos Negócios Sabesp”, “Centrais de Geração, Hidrelétrica Sabesp”, “Biogás Sabesp”, “Energia Fotovoltaica Sabesp”, “Energia Eólica Sabesp”, “Resíduos Sólidos Urbanos Sabesp”, “Fertilizantes Sabesp”, “Tocha de Plasma Sabesp”, “Serviços Técnicos Sabesp”, “Afinidades Sabesp”, “Fibra Ótica nas Redes Sabesp”, “Geosabesp Sabesp”, “Waste To Energy Sabesp”, “Redução de Perdas Sabesp”, “Serviços Imobiliários Sabesp”, and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters: “Super H2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri” and “Cadu”.

We have also filed applications with the INPI for registration of the following trademarks: “Acertando suas Contas com a Sabesp”; “Somos Água Sabesp”; “ Somos Água Somos Amazônia Sabesp”; and “Hydria Sabesp”.

Patents

We have two patents granted by the INPI: (i) a device for the removal of supernatants during the sewage treatment process and (ii) a rotary device used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems.

We have also filed patent applications for the following additional devices or inventions, currently awaiting the INPI’s decisions, some of which have been jointly filed with certain Brazilian universities as a result of our cooperation agreements with these institutions:

•	a biofilter odor control unit;
•	a digital leakage detection system, jointly filed with the University of São Paulo - USP;
•	a chemical composition sensor, its fabrication process and use to measure pH in microfluid systems, jointly filed with the University of São Paulo - USP;
•	a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water quality, jointly filed with the University of São Paulo - USP;
•	a modular system for the treatment of sanitary sludge and process using this system;
•	a box for installation of water meters; and
•	water leakage detection equipment, jointly filed with FAPESP and Universidade Estadual Paulista Júlio de Mesquita Filho – UNESP.

In addition to these Brazilian patent applications, we also filed three international patent application under the Patent Cooperation Treaty (“PCT”).

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

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation,” “PREGÃO SABESP ONLINE,” “SISDOC” (Document Control System), “system for analyzing the metrological behavior of water meters,” “MPLT” (Standardized Model of Technical Report), “SGH” (Hydrometry Management System), “SIA” (Audit Information System), “CSI” (Business System: Information Services), “NETCONTROL” (Automation System of Sanitary Control Laboratories), “SACE” (External Commercial Service System), “SAN” (Navigation Support System), “online software for managing specific articles published in the DAE engineering journal,” “Dashboard panel,” “COP” (Online Control of Water Losses), “GEL” (Power Management System), “CADGEO,” “LIGGEO,” “Intellectual Property Management System,” “SOE” (Business Organization System), “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence”, “Sabesp PM Mobile” and “Sabesp Decision Support System - SSD.”

Among them, we highlight:

•	AQUALOG is a software designed to monitor water treatment through the employment of artificial intelligence. In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina. We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás;
•	SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time;
•	CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite;
•	“Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence,” is an application that was developed as a result of a joint research project by us, FAPESP and the Federal University of São Paulo – UNIFESP;
•	“Sabesp PM Mobile” is a mobile application to register and assist our technicians in monitoring and managing asset maintenance activities;
•	“Sabesp Decision Support System - SSD” is a software that contains graphic interfaces for updating data, queries of information in the form of graphs and tables, regarding the operation of water-producing systems and dissemination of data to society through newsletters generated by the system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Registro.br:

•	www.sabesp.com.br; and
•	www.revistadae.com.br.

Environmental Matters

Our environmental management is inherent to the provision of our services and the essence of our business. Our performance is guided by the standards established in our environmental policy, which is monitored by the Environmental Committee, which allows us to plan in an integrated manner and ensure the sustainability of our operations. Our environment management is based on two pillars of action: (i) environmental compliance and improvement of operational facilities; and (ii) spreading a culture of cherishing the environment among our stakeholders. We prioritize the internal and external dissemination of knowledge and experience on the best environmental practices. There are actions of our environmental management corporate program that rely on the involvement of collaborators, the communities we service and partnerships with non-governmental organizations.

In order to consolidate our environmental culture, we have an Environmental Corporate Management Department and Environmental Management Teams allocated in our business units.

We have the following ongoing environmental management programs:

•	development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the preparation of annual inventories on emissions, raising environmental awareness and encouraging the reduction of greenhouse gas emissions in our operations;
•	Corporate Program for Obtaining and Maintaining Licenses for Water Treatment Stations, Sewage Treatment Stations and Sewage Pumping Stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses.
•	Corporate Program for Obtaining and Maintaining Concessions for the Use of Water Resources (Programa Corporativo de Obtenção e Manutenção das Outorgas de Uso de Recursos Hídricos), including water catchment, releases and dams. The grant provides the necessary resources to subsidize the process of use and payment for water resources. We are the biggest payer for water use in the State of São Paulo.
•	the Environmental Education Program (PEA-SABESP), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects. The activities developed by the PEA are organized with the following objectives: raise awareness on the intrinsic value of water; protect the environment; preserve streams; improve the quality of the environment; raise awareness on sanitation activities; raise awareness on the conscious use of water; and direct capacitation and production of guiding material, which involve activities with civil society groups, education centers, municipal governments and non-governmental organizations;

•	Management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;
•	the SABESP 3 Rs Program (Programa SABESP 3Rs) for the reduction, re use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;
•	the progressive implementation and maintenance of the Environmental Management System (EMS) in our water and sewage treatment plants. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other stations adopt their own environmental management model (named SGA-SABESP), without aiming certification. The EMS is currently in
•	place in 530 treatment plants, 36 of which are ISO 14001 certified. We expect to implement the EMS in all stations by 2024;
•	Development of the Corporate Program for Sustainable WWTPs, which aims to disseminate our culture of sustainability and the application of technologies and practices to transform the by-products generated in sewage treatment plants, specifically, biogas, sludge and effluent, in sustainable resources for beneficial use, with added value for the market, considering their energy use. Currently, the program includes 18 stations, five of which have a sustainability seal. Stations that have not yet been certified are undergoing studies and infrastructure improvements, with plans to expand the scope of the program in the coming years; and
•	Implementation of the regularization and acceleration of the terms of commitment for environmental recovery corporate program for the environmental licensing of new companies, which includes obligations of forest restoration with environmental compensation purposes, when necessary. This program includes the planting and maintenance of 1 million seedlings of local and native species in the period of ten years, in order to deal with current obligations, as well as to new terms of commitment for environmental recovery related to the implementation of new projects. The action is part of the Springs Program (Programa Nascentes) created by the São Paulo state government and prioritizes the restoration of water spring protection areas.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment, such as projects for the use of photovoltaic energy and biogas as a vehicle fuel, as well as other environmental projects focused on the engagement of the population at large.

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

In 2020, we concluded the corporate inventory of greenhouse gases for 2019, thus totaling 13 inventories since 2007. We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 90.46% of total greenhouse gas release. Electric energy represents approximately 8.27% and other activities represent approximately 1.27%. In 2020, we also entered into the São Paulo Environmental Agreement, which recognizes the signatories as part of a community of leaders in climate change, with particular focus on sustainable development.

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

In this context, our strategy calls for identifying mitigating actions and enlarging their coverage in the areas we operate in, as well as identifying opportunities to increase our effectiveness and the resilience and flexibility of our water supply systems, as well as and to implement new operation and management technologies. With regard to the risk of reduced water availability, we are also working to adapt to a new scenario of water scarcity due to the risks associates with the effects of climate change through initiatives such as the Program for Reduction of Water Loss, the Program for Rational Water Usage, Corporate Environmental Education Program and the expansion of the planned reutilization of effluents for urban and industrial purposes, among others.

See “Item 3.D. Risk Factors—Risks Relating to Our Business—New laws and regulations relating to climate change and changes in existing regulation, as well as the escalation of the physical effects of extreme weather events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.”

Public Bidding Procedures

Pursuant to the Federal Public Bidding Law, the public bid process commences with publication by the granting body, entity or administrative unit through which the government acts (the “Public Administration”) in a federal, state or municipal official newspaper, as the case may be, and another leading Brazilian newspaper. The publication announces that the Public Administration will carry out a public bidding contest pursuant to provisions set forth in an edital (invitation to bid). The invitation to bid must specify, among other terms: (i) the purpose, duration and goals of the bid; (ii) the participation of bidders, either individually or forming a consortium; (iii) a description of the qualifications required for adequate performance of the services covered by the bid; (iv) the deadlines for the submission of the bids; (v) the criteria used for the selection of the winning bidder; and (vi) a list of the documents required to establish the bidder’s technical, financial and legal capabilities.

The invitation to bid is binding on the Public Administration. Bidders may submit their proposals either individually or in consortia, as provided for in the invitation to bid. After receiving proposals, the Public Administration will evaluate each proposal according to the following criteria, which must have been set forth in the invitation to bid:

•	the technical quality of the proposal;
•	lowest cost or lowest public service tariff offered;
•	a combination of the criteria above; or
•	the largest amount offered in consideration for a concession.

Currently, Brazilian government-owned and mixed capital companies such as us must comply with Law No. 13,303/2016 when conducting public bidding procedures and contracting third parties. Law No. 13,303/2016 established new corporate governance rules to be followed. Our Internal Bidding and Contracting Regulations were published in June 2018, contemplating the new legal guidelines.

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

Additionally, the New Legal Framework for Basic Sanitation, enacted on July 16, 2020 and, which amended Law No. 11,445/2007, introduced the need for bidding for the provision of basic sanitation services by a company which is not a subsidiary of the holder of public services. This will lead to our increased participation in bidding procedures in order to expand our market share.

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

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans. In 2020, we paid approximately R$82.4 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins. Subsequently, charges were implemented for the use of water from the Sorocaba and Médio Tietê, Baixo Tietê and Baixada Santista river basins. In 2014, charges were implemented for the use of water from the Alto Tietê river basin, and in 2016, from the Tietê / Batalha, Tietê / Jacaré and Ribeira de Iguape river basins. In 2017, charges were implemented for the use of water from the Sapucaí Mirim/Grande, Baixo Pardo/Grade, Mogi Guaçu and Pardo river basins. In 2018, the charge of the Turvo Grande/Médio Paranapanema/Pontal do Paranapanema was implemented. In 2019, charges were implemented for the use of water in the Alto Paranapanema river basins. The charge for the use of water from São José dos Dourados and in the north coast river basins that was expected for 2020 was postponed to 2021.

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

In compliance with Brazilian law, the physical-chemical, organic and bacteriological analyses carried out for water quality control must follow several national and international standards, such as: Standard Methods for the Examination of Water and Wastewater from the institutions such as the American Public Health Association (APHA), American Water Works Association (AWWA) and Water Environment Federation (WEF); United States Environmental Protection Agency (EPA); standards published by the International Standardization Organization (ISO); and methodologies proposed by the World Health Organization (WHO).

Decree No. 5,440/2005 provides that the quality of water must be disclosed to consumers. We have been complying with this regulation by publishing the required information in monthly bills and annual reports delivered to all consumers that we serve.

Environmental Regulation

The implementation and operation of water and sewage systems are subject to federal, state and municipal laws and regulations on environmental and water-resource protection. The National Environmental Council (Conselho Nacional de Meio Ambiente), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities. In the state of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976, as amended by State Decree No. 8.468/1976 and its amendments.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments, which regulates environmental pollution control and establishes the standards for discharge of effluents at state level; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; Supplementary Law No. 140/2011, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Law No. 9,509/1977, regulated by State Decree No. 47,400/2002, which outlines the state environmental policy; CONAMA Resolution No. 357/2005, amended by CONAMA Resolution No. 430/2011, which establishes the standards for discharge of effluents; and DAAE Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively; and CONAMA Resolution 302/2002, which establishes the mapping of an Environmental Plan for the Conservation and Use of the Surroundings of Artificial Reservoirs (Plano Ambiental de Conservação e Uso do Entorno de Reservatórios Artificiais, or PACUERA) for public supply projects focused on environmental licensing as a way of making use and preservation compatible. In addition, the Brazilian Forestry Code (Law No. 12,651/2012) establishes the requirement to maintain permanent preservation areas, in certain cases covered with natural vegetation, surrounding water springs and reservoirs, due to their environmental importance as sources of water security, geologic stability, biodiversity and soil nutrition. Our reservoirs were in operation prior to this legal requirement, and accordingly only new reservoirs are be subject to PACUERA.

As for environmental licensing and concessions of water and sewage treatment plants and pumping stations, certain corporate programs are in progress to obtain and maintain the legal requirements to comply with these regulations. See “—Environmental Matters.” We also have a Corporate Program for Regularizing and Anticipating Environmental Recovery Commitment Terms (Programa Corporativo de Regularização e Antecipação de Termos de Compromisso de Recuperação Ambiental).

We use and protect an area of approximately 44 thousand hectares in total within conservation units, as defined in Law No. 9,985/2000, with 9 thousand hectares of water mirrors and 35 thousand hectares of protected areas surrounding water sources, thus protecting the main water-producing systems of the São Paulo metropolitan region. It should be noted that in the case of the Cantareira System, the Environmental Protection Area (Área de Proteção Ambiental, or APA) management plan for the Cantareira System was recently approved through Decree No. 65,244 of October 14, 2020.

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

Scope of Business

State Law No. 12,292/2006, dated as of March 2, 2006, and amended State Law No. 119/1973, dated as of June 29, 1973, which created our Company, authorizes us to provide water and sewage services outside the state of São Paulo (in other states of Brazil and other countries). This law also authorizes us to own interests in other public or private-public companies and Brazilian or international consortia. In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

In connection with the scope of our services, State Supplementary Law No 1.025/2007 amended State Law No. 119/1973 and expanded the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as power generation, storage, conservation and sales activities, for our own or third-party use.

C.	Organizational Structure

Not applicable.

D.	Property, Plant, Equipment, Intangible Assets and Contract Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation. The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets). As of December 31, 2020, we operated through 87,568 kilometers of water pipes and water transmission lines and 59,660 kilometers of sewer lines. As of the same date, we operated 251 water treatment facilities and 572 sewage treatment facilities (including eight ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2020, the total net book value of our property, plant and equipment, intangible assets and contract assets (including concession assets) and contract assets was R$42,643.1 million.

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

A.        Operating and Financial Review and Prospects Overview

As of December 31, 2020, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 375 municipalities, or 58% of all municipalities in the state. We also provided water services on a wholesale basis to two municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. In December 2018 and July 2019, we entered into agreements with the municipalities of Guarulhos, Santo André and Mauá, respectively, and began operations in these municipalities for the direct supply of water and sewage services in January 2019, August 2019 and November 2020, respectively.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region. With a total population of approximately 21.2 million, the São Paulo metropolitan region accounted for 70.7%, 73.4% and 72.2% of our operating revenue in 2020, 2019 and 2018 (excluding revenues relating to the construction of concession infrastructure), respectively. As of December 31, 2020, 57.7% of the concession intangible assets reflected on our balance sheet were located in this region. In an effort to respond to demand in the São Paulo metropolitan region, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Business Drivers and Measures

General Factors Affecting our Business

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, global and local catastrophes and health epidemics such as COVID-19 and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in the previous 80 years. During the rainy season that began in October 2015 and ended in March 2016, rainfall returned to its historical average, resulting in the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued. However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013, since the water crisis had a strong impact on the consumer profile, which did not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

In 2020, the COVID-19 pandemic significantly impacted economic activity and markets around the world, and its severity, magnitude and duration continues to be highly uncertain, rapidly changing and difficult to predict. Actual and potential impacts of the COVID-19 pandemic on the global economy, the economies of certain countries and certain companies has led ratings agencies to review and downgrade the credit ratings of sovereigns and issuers of securities around the world. In November 2020, Fitch confirmed Brazil's sovereign credit rating of BB- with a negative outlook, citing the deterioration of the Brazilian economic environment as a result of political instability and the ongoing COVID-19 pandemic.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2020 financial statements.

In the second quarter of 2020, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19.

As a result, we experienced a direct impact on our revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential categories and a reduction in the public, commercial and industrial categories which have higher average tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies in certain categories. Our revenues from the residential sector were also affected as consumers in the “Residential Social” and “Residential Favela” categories were exempt from the payment of water and sewage bills for all municipalities we serve. This exemption was initially valid for 90 days as of April 1, 2020. However, as a result of the on-going COVID-19 pandemic this exemption was extended until September 15, 2020.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent on tariff increases for our water and sewage services. Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

•	political considerations arising from our status as a state-controlled company;
•	anti-inflation measures enacted by the federal government from time to time;
•	impacts of the new tariff structure scheduled to come into force in 2022;
•	impacts of health epidemics such as COVID-19; and
•	when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP. The guidelines also establish procedural steps and the terms for annual adjustments. The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. See “4.B. Business Overview—Tariffs.”

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

Year ended December 31,
	2020	2019	2018
Increase in average tariff(1)	3.4026%	4.72%	3.51%
Inflation – IPC – FIPE	5.62%	4.40%	3.02%
Inflation – IPCA	4.52%	4.31%	3.75%
Inflation – IGP-M	23.14%	7.30%	7.54%
(1)	See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources:	Central Bank, Fundação Getulio Vargas, or FGV, Instituto Brasileiro de Geografia e Estatística, or IBGE, and Fundação Instituto de Pesquisas Econômicas.

On April 9, 2020, ARSESP published a tariff readjustment of 2.4924%. Due to the approval of a state of public calamity mentioned above, ARSESP initially postponed this readjustment by 90 days. Due to the on-going effects of the COVID-19 pandemic, the adjustment was further postponed and the tariff readjustment of 3.4026% was only applied on August 15, 2020. This tariff readjustment included a compensatory adjustment of 0.8881% in compensation for the postponement of the annual tariff readjustment. See “Item 4.B. Business Overview—Tariffs.”

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

In 2019, Brazilian GDP increased 1.1% in comparison with 2018. Brazil’s trade surplus in 2019 was US$46.6 billion and at year-end the country had US$356.9 billion in currency reserves. The average unemployment rate in Brazil in 2019 was 11.9%.

In 2020, Brazilian GDP decreased 4.1% in comparison with 2019. Brazil’s trade surplus in 2020 was US$50.9 billion and at year-end the country had US$355.62 billion in currency reserves. The average unemployment rate in Brazil in 2020 was 13.9%.

According to the Focus Market Readout of April 5, 2021, Brazilian GDP is expected to increase 3.17% for 2021 and according to the IMF projection, dated April 6, 2021, the expected growth is 3.7%. Considering that in 2020, Brazilian GDP decreased 4.1% in comparison with 2019, this growth can be considered quite low. In general, the reasons for this poor performance is a result of, among other factors, measures adopted to mitigate the COVID-19 pandemic, the uncertainty regarding promotion of adjustments in public accounts and the slow progress of vaccinations.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency. The SELIC rate has historically been high. However, a series of rate reductions in 2018, brought the SELIC rate down to 6.40% as of December 31, 2018. In 2019 the SELIC rate decreased to 4.40% and in 2020, in response to the COVID-19 outbreak, COPOM further reduced the SELIC target rate to 2.00% where it remains as of the date of this annual report.

We have not contracted any derivative financial instruments or any hedging instruments to mitigate interest rate fluctuations.

Inflation

Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. Part of our real-denominated debt is directly indexed to take into account the effects of inflation. Additionally, we are exposed to the mismatch between the inflation adjustment indices of our loans and financing and those of our receivables. Water supply and sewage service tariffs do not necessarily follow the increases in inflation adjustment and interest rates affecting our debt. We cannot assure you that our tariffs will be increased, in future periods, to offset, in full or in part, the effects of inflation.

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

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$3,547.8 million as of December 31, 2020, of which R$359.6 million relates to the current portion of our long-term foreign currency-denominated obligations. In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. In 2018, the 17.1% depreciation of the real against the dollar and the 20.0% depreciation of the real against the Yen led to a foreign exchange loss of R$915.9 million. In 2019, the 4.0% depreciation of the real against the dollar and the 5.3% depreciation of the real against the Yen led to a foreign exchange loss of R$234.0 million. In 2020, the 28.9% depreciation of the real against the dollar and the 35.7% depreciation of the real against the Yen led to a foreign exchange loss of R$2,180.2 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations. We do not have any exposure to derivatives tied to foreign currencies. However, we have certain external financing contracts that contain clauses that allow the replacement of the foreign currency with our domestic currency. In 2020, we exchanged part of the debt we owe to IDB from U.S. dollars to reais.

In addition, in 2020 we also repaid our U.S.$357.8 million Eurobonds, reducing our foreign currency exposure.

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2020	2019	2018
(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	28.93%	4.02%	17.13%
Period-end exchange rate – US$1.00	5.1967	4.0307	3,8748
Average exchange rate – US$1.00(2)	5.1578	4.1096	3.6558

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2020	2019	2018
(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen(1)	35.75%	5.33%	19.97%
Period-end exchange rate – ¥1.00	0.0504	0.0371	0.0353
Average exchange rate – ¥1.0(2)	0.0484	0.0377	0.0331

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

During the years ended December 31, 2020, 2019 and 2018 we did not enter into any forward exchange transactions.

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

As of December 31, 2020, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 913.1 million m3 of water storage for treatment, compared to 1.1 billion m3 available for treatment as of December 31, 2019. The measurements for these years do not include the technical reserve of 287.5 million m³.

In order to balance supply and demand despite restricted water availability, we adopted a series of measures from February 2014 until April 2016. With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued. However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. As a result, despite our reservoirs having a higher volume of water available for treatment, the total volume of water billed to our clients did not return to the volume of water billed in 2013, since the water crisis had a strong impact on the consumer profile, which did not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

The 2019-2020 water season which ended in September 2020 had a lower-than-average rainfall compared to the expected long-term average. The Cantareira System received 74% of the expected volume, while the Alto Tietê System received 72% and the Guarapiranga System received 68%. The water inflows were also below average in the three main systems that supply the São Paulo metropolitan region, with the Alto Tietê system recording inflows close to its minimum historic levels between April and to September.

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

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. Bad debt expense, net of recoveries, is included in selling expenses, and was R$444.8 million, R$128.1 million and R$166.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2020, we had intangible assets of R$34,405.6 million and contract assets of R$7,969.2 million.

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

As of December 31, 2020, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,252.3 million (after deducting court escrow deposits in the amount of R$31.4 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.14 to our financial statements included in this annual report. As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$46,976.2 million, of which we believe R$36,515.5 million of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table. Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate was decreased from 3.36% in 2019 to 3.07% in 2020 under Plan G0 and was increased from 3.37% in 2019 to 3.44% in 2020 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.18 (a) and 21 (b) to our financial statements included in this annual report.

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

As of December 31, 2020 and 2019, we have recognized R$320.7 million and R$434.0 million as deferred income tax liabilities and deferred income tax assets, respectively, in each case, net of the deferred tax assets and liabilities, as disclosed in Note 19 to our financial statements included in this annual report.

Unbilled revenue

We recognize unbilled revenue which corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billings. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10 to our financial statements included in this annual report.

Certain Transactions with our Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of state-owned companies which merged to form our company. These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf. The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf. We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us. See Note 11 to our financial statements included in this annual report and “Item 7. Major Shareholders and Related Party Transactions.”

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement in the amount of R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015. For detailed information on this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note 11(a)(iv) to our financial statements included in this annual report.

As of December 31, 2020 and 2019, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$1,281.4 million and R$1,195.3 million respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2020 and 2019, the pension benefit obligations of Plan G0 totaled R$2,549.5 million and R$3,046.3 million, respectively. For detailed information on the pension benefit obligations refer to Note 20 to our financial statements included in this annual report.

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

The settlement agreement requires us to make certain installment payments to EMAE in settlement of the claim for compensation for our capture and use of the water, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs. See “Item 7. Major Shareholders and Related Party Transactions” and See Note 11(b) to our financial statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

Year ended December 31,
		2020		2019		2018
(in millions of reais, except percentages)
Net operating revenue	17,797.5	100.0%	17,983.7	100.0%	16,085.1	100.0%
Operating costs	(11,179.6)	(62.8%)	(10,137.7)	(56.4)%	(9,086.5)	(56.5)%
Gross profit	6,617.9	37.2%	7,846.0	43.6%	6,998.6	43.5%
Selling expenses	(751.3)	(4.2)%	(803.4)	(4.5)%	(693.5)	(4.3)%
Allowance for doubtful accounts (*)	(448.8)	(2.5)%	(128.1)	(0.7)%	(166.7)	(1.0)%
Administrative expenses	(1,051.2)	(5.9)%	(1,187.9)	(6.6)%	(996.9)	(6.2)%
Other operating income (expenses), net and equity results of investments in affiliates	121.8	0.7%	(15.0)	(0.1)%	35.1	0.2%
Profit from operations before finance income (expenses) and income tax and social contribution	4,492.4	25.2%	5,711.6	31.8%	5,176.6	32.2%
Financial result, net	(3,166.4)	(17.8)%	(1,033.7)	(5.7)%	(1,264.3)	(7.9)%
Profit before income tax and social contribution	1,326.0	7.5%	4,677.9	26.0%	3,912.3	24.3%
Income tax and social contribution	(352.7)	(2.0)%	(1,310.4)	(7.3)%	(1,077.2)	(6.7)%
Profit for the year	973.3	5.5%	3,367.5	18.7%	2,835.1	17.6%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net operating revenue

Net operating revenue decreased by R$186.2 million, or 1.0%, to R$17,797.5 million in 2020 from R$17,983.7 million in 2019.

As of December 31, 2020, net operating revenue, excluding construction revenue, decreased by R$956.2 million, or 6.4%, to R$14,080.9 million in 2020 from R$15,037.1 million in 2019. The construction revenue was R$3,716.6 million in 2020 and R$2,946.6 million in 2019. The main factors that led to the decrease were:

●	signing of the agreement with the municipality of Santo André in 2019, generating non-recurring revenue of R$1,261.7 million in operating revenue;
●	lower billed volume in the commercial, industrial and public categories, resulting in a decrease of approximately R$ 805.0 million, compared to last year; and;
●	exemption granted to customers in the “Residential Social” and “Residential Favela” categories from paying water and sewage bills to mitigate some of the adverse economic effects of the COVID-19 pandemic, leading to a decrease of R$40.2 million between April and August 2020.

The decrease in operating revenue was offset by:

●	consent of agreement with the municipality of Mauá in June 2020, resulting in an increase of R$204.1 million;
●	higher billed volume in the residential category, resulting in an increase of approximately R$840.0 million; and
●	higher revenue from retail sales in the municipality of Santo André, in the amount of R$ 214.2 million; and a tariff adjustment of 3.4% since August 2020.

Operating costs

Our operating costs increased by R$1,041.9 million, or 10.3%, to R$11,179.6 million in 2020 from R$10,137.7 million in 2019. As a percentage of net operating revenue, cost of services increased to 62.8% in 2020 from 56.4% in 2019.

The increase in operating cost was principally due to the following factors:

•	an increase of R$748.7 million in construction costs, due to the higher investment in the construction of assets in the municipalities we operate;
•	an increase of R$222.5 million in depreciation and amortization, arising from the conclusion of construction of concession intangible assets; and
•	an increase of R$28.4 million, due to the higher use of algaecides and coagulants in order to maintain the quality of raw water.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2020 decreased by R$1,228.1 million, or 15.7%, to R$6,617.9 million in 2020 from R$7,846.0 million in 2019.  As a percentage of net operating revenue, our gross profit margin decreased to 37.2% in 2020 from 43.6% in 2019.

Selling Expenses

Selling expenses decreased by R$52.1 million, or 6.5%, to R$751.3 million in 2020 from R$803.4 million in 2019. As a percentage of net operating revenue, selling expenses decreased to 4.2% in 2020 from 4.5% in 2019. The main factor of the decrease in selling expenses was the decrease of R$69.7 million in expenses with services due to: (i) a reduction in expenses related to hydrometers readings and bill deliveries, in the amount of R$41.8 million; and (ii) lower expenses with credit recovery services, in the amount of R$17.5 million.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts increased by R$316.7 million, or 247.2%, to R$444.8 million from R$128.1 million, mainly due to:

● an increase in delinquency rates due to the economic instability worsened by the COVID-19 pandemic; and

● non-recurring reversal of R$51.5 million in 2019, due to the agreement entered into with the municipality of Santo André in August 2019.

Administrative Expenses

Administrative expenses decreased by R$136.7 million, to R$1,051.2 million in 2020 from R$1,187.9 million in 2019, mainly due to: (i) non-recurring expenses in 2019 related to the conclusion of legal proceedings, in the amount of R$85.4 million, resulting from the signing of agreements with the municipalities of São Bernardo do Campo and Guarujá, in the amounts of R$39.0 million and R$46.4 million, respectively; (ii) lower expenses with lawsuits in 2020, of R$27.1 million, excluding financial expenses; and (iii) the reversal of allowance for doubtful accounts in 2020, in the amount of R$12.5 million, resulting from the signature of the agreement with Companhia de Saneamento de Alagoas (CASAL).

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating expense, net was R$121.8 million in 2020 compared with R$15.0 million in operating income, net in 2019, resulting in a positive variation of R$136.8 million, mainly due to the following factors:

●	reversal of allowance for doubtful accounts with assets indemnity of the municipality of Mauá, in the amount of R$85.9 million, as a result of the signature of the agreement; and
●	a decrease in the write-off of obsolete items, in the amount of R$23.9 million.

Other operating income consists of gains and losses from sales of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services, net of COFINS and PASEP.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and recognition and reversal of estimated losses with asset indemnification.

Financial Result, Net

Financial result, net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and financial investments and inflation based indexation accruals, mainly relating to agreements entered into with certain customers to settle overdue accounts receivable.

Financial result, net increased by R$2,132.7 million to a financial expense, net of R$3,166.4 million in 2020 from a financial expense, net of R$1,033.7 million in 2019. As a percentage of net operating revenues, financial result, net amounted to 17.8% in 2020 compared with a financial expense of 5.7% in 2019. The variation was due to an increase of R$1,946.3 million in exchange variations on loans and financing, as a result of the higher appreciation of the U.S. dollar and Japanese Yen against the Brazilian real in 2020 (28.9% and 35.8%, respectively), when compared to the appreciation recorded in 2019 (4.0% and 5.3%, respectively).

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution decreased by R$3,351.9 million, to R$1,326.0 million in 2020 from R$4,677.9 million in 2019. As a percentage of net operating revenue, our profit before income tax and social contribution decreased to 7.5% in 2020 compared to 26.0% in 2019.

Income Tax and Social Contribution

Income tax and social contribution expense decreased by R$957.7 million to R$352.7 million in 2020 from R$1,310.4 million in 2019. This decrease was mainly due to the non-recurring agreement with the municipality of Santo André in 2019 and the increase in expenses in 2020 related to allowance for doubtful accounts and exchange variations.

Profit for the year

As a result of the factors discussed above, our profit for the year decreased to R$973.3 million in 2020 from R$3,367.5 million in 2019. As a percentage of net operating revenue, our profit for the year decreased to 5.5% in 2019 from 18.7% in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our consolidated results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 30, 2020.

B.        Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets. As of December 31, 2020, we had R$396.4 million in cash and cash equivalents. The outstanding current indebtedness was R$3,034.4 million as of December 31, 2020, of which R$359.6 million was denominated in foreign currency. Long-term indebtedness was R$14,224.2 million as of December 31, 2020, of which R$3,188.2 million consisted of foreign currency-denominated obligations.

Our management expects that with the decrease in defaults as a result of us having entered into contract with the municipalities of Guarulhos, Santo André and Mauá, improved water security due to the works carried out, and the generation of operating cash and availability of credit lines for investments, we will have sufficient funds to meet our commitments and not compromise our planned investments.

In the second quarter of 2020, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a direct impact on revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher average tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies in certain categories.

On April 9, 2020, ARSESP published a tariff readjustment of 2.4924%. Due to the approval of a state of public calamity mentioned above, ARSESP initially postponed this readjustment by 90 days. Considering the on-going effects of the COVID-19 pandemic, the adjustment was further postponed and the tariff readjustment of 3.4026% was only applied on August 15, 2020. This tariff readjustment included a compensatory adjustment of 0.8881% in compensation for the postponement of the annual tariff readjustment. As of December 31, 2020, R$37,6 million was outstanding to be recovered. See “Item 4.B. Business Overview—Tariffs.”

As a further result of the COVID-19 pandemic, on February 2021, our Board of Executive Officers approved a series of measures aiming to mitigate the adverse effects on our commercial service customers, facilitating them to maintain their businesses during the COVID-19 pandemic and to be able to pay-off their debts in the future. These measures include: suspension of supply cuts, renegotiation of debt without the use of fines and interest, among others. We cannot assure that ARSESP will adequately indemnify us for these measures. Initially, these measures were valid from February 3, 2021 to March 31, 2021, however at a meeting held on March 16, 2021, our Board of Executive Officers extended these measures until April 30, 2021. See “Item 4.B. Business Overview—Tariffs”.

In order to finance the constant investment needs in our infrastructure, we use third party funds to complement our own resources. The impacts of COVID- 19 in attracting borrowings and financings is still uncertain, however, we believe that we currently have sufficient sources of funds to implement our short and medium term strategy.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$4,978.2 million, R$4,197.2 million and R$3,842.9 million in 2020, 2019 and 2018, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. The increase in net cash generated in 2020 is principally due to the decrease in income tax and social contribution paid in 2020.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$6,768.7 million, R$3,267.3 million and R$2,189.3 million in 2020, 2019 and 2018, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. Although we invested the amount of R$280.8 million related to agreement with the municipality of Mauà, that did not impact our cash flow in 2020. Additionally, we recognized the amount of R$3,411.1 as financial investments in Certificates of Bank Deposits (Certificados de Depósito Bancário, or CDBs), with daily liquidity, which it does not intend to use in the next three months.

Net Cash Used in Financing Activities

Our net cash used in financing activities was R$66.4 million, R$1,705.9 million and R$907.5 million in 2020, 2019 and 2018, respectively. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services. In order to fund these investments, we carried out our 25th, 26th and 27th debentures issuances at R$1.45 billion, R$1.05 billion and R$1.0 billion, respectively; and, in November 2020, we entered into an agreement of R$950.0 million with IDB Invest. In addition, on September 30, 2020, we amortized our Eurobonds early in the amount of R$1,910.1 million (US$357.8 million) to further reduce our currency exposure.

Indebtedness Financing

Anticipated impacts of the discontinuation of LIBOR

The London Interbank Offered Rate (“LIBOR”), the financial reference rate for loan agreements with Multilateral Development Banks (such as IDB and IBRD) will cease to exist as of December 2021 and is expected to be replaced by another rate, which is yet to be announced. According to the development banks, the changes will allow the risk of inconsistencies in financings to be minimized. Banks will continue to work with borrowers to ensure that loan agreements have appropriate provisions that allow borrowers and lenders to discontinue the use of LIBOR by the end of 2021. We expect to amend our loan agreements through contractual amendments.

Indebtedness financing

Our total financial indebtedness increased by 30.3%, from R$13,244.7 million as of December 31, 2019 to R$17,258.6 million as of December 31, 2020. In addition, during the same period, our total indebtedness denominated in foreign currency decreased by 44.2%, from R$6,358.8 million as of December 31, 2019 to R$3,547.8 million as of December 31, 2020.

As of December 31, 2020, we had R$14,224.2 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$3,188.2 million consisted of foreign currency-denominated long-term debt. We had an outstanding current indebtedness of R$3,034.4 million as of December 31, 2020. As of December 31, 2020, R$359.6 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2020, our S&P domestic rating was brAAA and our S&P global rating was BB-. Our Moody’s national rating was Aa2.br and our Moody’s global rating was Ba2 as of December 31, 2020, while our Fitch national rating was AA(bra) and our Fitch global rating was BB, as of the same date. On April 26, 2021, Fitch upgraded our national rating to AAA(bra) and our global rating to BB+.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs. In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor. As of December 31, 2020, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$3,428.5 million (R$3,407.4 million of principal and R$21.1 million related to interest and charges). See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 17 to our financial statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2020:

					December 31, 2020
	Current	Noncurrent	Total	Final Maturity	Interest Rates(1)
					(in thousands of R$)
Denominated in local currency:

12th issue of debentures	45,450	158,425	203,875	2025	TR + 9.5%
14th issue of debentures	51,873	24,205	76,078	2022	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
17th issue of debentures	91,850	183,335	275,185	2023	CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue of debentures	45,918	135,105	181,023	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
21st issue of debentures	175,000	174,769	349,769	2022	CDI + 0.60% (1st series) & CDI + 0.90% (2nd series)
22nd issue of debentures	99,969	678,149	778,118	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & IPCA + 6.00% (3rd series)
23rd issue of debentures	-	864,678	864,678	2027	CDI + 0.49% (1st series) & CDI + 0.63% (2nd series)
24th issue of debentures	-	414,994	414,994	2029	IPCA + 3.20% (1st series) & IPCA + 3.37% (2nd series)
25th issue of debentures	1,442,610	-	1,442,610	2021	CDI + 3.30%
26th issue of debentures	-	1,047,767	1,047,767	2030	IPCA + 4.65% (1st series) & IPCA + 4.95% (2nd series)
27th issue of debentures	-	997,000	997,000	2027	CDI + 1.60% (1st series) & CDI + 1.80% (2nd series) & CDI + 2.25% (3rd series)

Caixa Econômica Federal	90,382	1,324,459	1,414,841	2021/2042	TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) PAC	13,185	20,247	33,432	2023	1.82% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	7,159	37,447	44,606	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	4,851	25,470	30,321	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	26,751	86,809	113,560	2025	1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	86,823	542,519	629,342	2028	1.66% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	33,558	454,126	487,684	2035	2.18% + TJLP
National Bank for Economic and Social Development (BNDES) 2014	5,143	23,017	28,160	2026	1.76% + TJLP
Inter-American Development Bank (IADB) 2202	181,349	2,524,798	2,706,147	2035	CDI + 0.86%
IDB INVEST	44,815	898,060	942,875	2034	CDI + 1.90% & CDI + 2,70%
Leases (Concession Agreements, Program Contracts and Contract Assets)	28,847	399,896	428,743	2035	7.73% to 10.12% + IPC
Leases (Others)	36,576	9,300	45,876	2023	4.24% to 9.29%
Other	3,778	11,382	15,160	2025	TJLP + 1.5% (FINEP) & 3.0% (FEHIDRO)
Interest and others charges	158,918	-	158,918

Total denominated in local currency	2,674,805	11,035,957	13,710,762

Denominated in foreign currency:

Inter-American Development Bank (IADB) US$61,610,000 (2019 - US$572,241,000)	53,412	260,123	313,535	2025 to 2044	1.12% to 3.31%

International Bank for Reconstruction and Development (IBRD) US$82,792,000 (2019 – US$88,871,000)	31,594	393,949	425,543	2034	2.85%
JICA 15 - ¥ 10,371,870,000 (2019 - ¥ 11,524,300,000)	58,117	464,936	523,053	2029	1.8% & 2.5%
JICA 18 - ¥ 9,325,440,000 (2019- ¥ 10,361,600,000)	52,253	417,846	470,099	2029	1.8% & 2.5%
JICA 17 - ¥ 3,349,203,000 (2019- ¥ 2,830,420,000)	11,260	156,738	167,998	2035	1.2% & 0.01%
JICA 19 - ¥ 29,923,047,000 (2019 - ¥ 31,736,565,000)	91,456	1,415,683	1,507,139	2037	1.7% & 0.01%
IADB 1983AB – US$ 23,077,000 (2019 – US$ 40,769,000)	39,975	78,943	118,918	2023	LIBOR + 2.08% to 2.38%
Interest and others charges	21,577	-	21,577

Total denominated in foreign currency	359,644	3,188,218	3,547,862
Total loans and financing	3,034,449	14,224,175	17,258,624

(1)	TR was 0.00% per month as of December 31, 2020; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 1.90% per annum as of December 31, 2020; IGP-M was 23.14% per annum as of December 31, 2020; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 4.55% per annum as of December 31, 2020; and USD LIBOR was 0.766% as of December 31, 2020.

The following table shows the maturity profile of our debt, as of December 31, 2020, for the period indicated:

	2021	2022	2023	2024	2025	After 2026	Total
							(in millions of reais)
Loans and financing	3,034.4	1,509.7	1,588.8	1,779.9	1,335.8	8,010.0	17,258.6

Referring to all of our foreign currency-denominated indebtedness, the amount of R$857.9 million, net of transaction costs, as of December 31, 2020 was denominated in U.S. dollars and R$2,668.4 million was denominated in Japanese Yen. This indebtedness consisted principally of:

•	R$313.5 million (US$61.6 million) in U.S. dollar-denominated loans contracted with the Inter-American Development Bank, or the IADB, which were entered into in 2000, amounting to US$200 million.
(i)	to finance the second phase of the Tietê Project, under which payments of principal are made in semiannual installments with final maturity in July 2025. The principal amount accrues interest at USD LIBOR plus a variable spread paid semiannually;
(ii)	a loan to finance the fourth phase of the Tietê Project, entered into in November 2019, amounting to US$300.0 million, under which payments of principal are made in semi-annual installments with final maturity in May 2044. The principal amount accrues interest at USD LIBOR plus a variable spread paid semi-annually. This contract allows for the replacement of the currency, index and interests;
•	R$425.5 million (US$82.8 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais), a program ended in 2017, which consisted of various projects that focused on the preservation and improvement of water sources in the metropolitan region of São Paulo. The loan matures in March 2034. Repayments of principal will be made in semi-annual installments starting in September 2019 after a grace period of ten years. The principal amount accrues interest at USD LIBOR plus a variable spread, paid semi-annually. This contract allows for the replacement of the currency, index and interests;
•	R$118.9 million (US$23.1 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008. Under this loan, payments of principal are made in annual installments with final maturity in May 2023. The principal amount accrues interest at USD LIBOR plus a rate varying from 2.08% to 2.38%, paid semi-annually. The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan; and
•	R$2,668.3 million (¥52,969.6 million) in Japanese Yen denominated loans contracted with the JICA, composed of the following: (i) ¥11.524.3 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa). Under these loans, the payments of principal are made in semi-annual installments with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; (ii) ¥2.830.4 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam. The loan matures in October 2035, with repayments of principal made in semi-annual installments. The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semi-annually; (iii) ¥10.361.6 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004. These funds were used for the provision of works and services in the Baixada Santista metropolitan region. The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; and (iv) ¥31.736.6 million denominated loan in February 2012 for the financing of the Program for Water Loss Reduction (Programa de Redução de Perdas de Água). The loan matures in February 2037. Repayments of principal will be made in semi-annual installments starting in February 2019 after a grace period of seven years. The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semi-annually.

In May 2020, the debit balance of the IADB loan to finance the third phase of the 2010 Tietê Project, originally contracted in US$, was converted into reais, with semi-annual payments and maturity in September 2035. The main amount accrues interest using the real CDI plus a fixed rate of 0.06% and a variable margin in effect for loans from the bank’s ordinary capital, paid semi-annually. As of December 31, 2020, the outstanding debt was R$2,706.1 million.

Additionally, in September 2020, our issuance of US$350.0 million 6.25% Notes issued in December 2010 was fully amortized.

Our borrowings from multilateral institutions and with government agencies, such as the IADB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo. For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

Our outstanding domestic debt was R$13,710.8 million as of December 31, 2020 and consisted primarily of real-denominated loans from federal and state-owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in June 2010, February 2011, January 2013, October 2013, June 2017, February 2018, May 2019, July 2019, April 2020, July 2020 and December 2020, and financial leasing.

The following summarizes our principal borrowings from federal and state-owned banks:

•	from 2003 to 2019, we entered into several financing agreements with Caixa Econômica Federal, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement. The final maturity is 2042. The principal amount accrues interest from 5.0% to 8.0%. The financing agreements are collateralized (i) by the pledge of collections of monthly billings of water supply and sewage services up to three monthly installments until reaching the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2020, the outstanding debt was R$1,414.8 million;
•	in May 2008, we entered into a R$174.0 million financing agreement with BNDES. Repayments of the principal amount are being made in 150 successive monthly installments, with final maturity in 2023. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$33.5 million;
•	in March 2010, we entered into a R$294.3 million financing agreement with BNDES. Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$113.6 million;
•	in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own. During the construction phase, we recognized a contract asset (as of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, are classified as Contract Assets during the construction period and are transferred to Intangible Assets only after completion of the works. For more information, see Notes 3.3 (b) and 14 to our 2020 financial statements included in this annual report) and the related liability of the lease at fair value. Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract. On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million. As of December 31, 2020, the outstanding debt was R$428.7 million;
•	in March 2012, we entered into a R$180.8 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027. The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$75.0 million;
•	in February 2013, we entered into a R$1.3 billion financing agreement with BNDES. Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$629.3 million;

•	in June 2014, we entered into a R$61.1 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$28.1 million;
•	in June 2015, we entered into a R$747.4 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$487.7 million; and
•	in October 2015, we entered into a R$48.3 million financing agreement with Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP). Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP, but it limited to 6.0% per year plus a yearly 1.5%. If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2020, the outstanding debt was R$15.1 million.

Under the BNDES program, we issued three tranches of debentures in the aggregate amount of R$826.1 million. In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million. The debentures were divided in three series: the first and third series matured in November 2020 and the second in December 2020, and were all repaid. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year. This issuance was entirely subscribed by BNDES. As of December 31, 2020, the outstanding debt of the tenth issuance of debentures was totally paid. In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES. These debentures are divided in three series: the first and third series will mature in February 2022 and the second, in March 2022. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year. As of December 31, 2020, the outstanding debt of the fourteenth issuance of debentures is R$76.1 million. In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES. These debentures are divided in three series: the first and third series will mature in October 2024 and the second, in November 2024. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year. In December 2013, BNDES subscribed to the debentures of the first and second series. In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2020. We have used the funds raised from the three issuances for investments primarily in the Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions. As of December 31, 2020, the outstanding debt of the eighteenth issuance of debentures is R$181.0 million. In October 2020, contractual amendments were formalized regarding the postponement of debt services from August to December 2020, according to BNDES requirements. The amended contracts were: No. 09.2.1535.1; No. 08.2.0169.1; No. 14.2.0535.1; No. 15.2.0313.1; No. 09.2.1175.1; No. 09.6.0110.1; No. 11.2.0975.1; No. 11.2.0975.2; No. 12.2.1381.1; and the fourteenth and eighteenth issuances of debentures.

In June 2010, we carried out our twelfth issuance of debentures, totaling R$500 million, to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses. The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program in the water supply and sewage system. As of December 31, 2020, the outstanding debt of the twelfth issuance of debentures is R$203.9 million.

In January 2013, we carried out our seventeenth issuance of debentures of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation. The proceeds of this issuance were used to pay our financial commitments for 2013. As of December 31, 2020, the outstanding debt of the seventeenth issuance of debentures is R$275.2 million.

In June 2017, we carried out our twenty-first issuance of debentures in two series in the aggregate principal amount of R$500 million. The first and second series will mature in June 2020 and 2022, respectively. The debentures of the first series (in the aggregate principal amount of R$150 million) bear interest at a rate of CDI plus 0.60% per year. The debentures of the second series (in the aggregate principal amount of R$350 million) bear interest at a rate of CDI plus 0.90% per year. The proceeds of this issuance were used to strengthen our cash position and refinance financial commitments which mature in 2017. As of December 31, 2020, the outstanding debt of the twenty-first issuance of debentures is R$349.8 million.

In February 2018, we carried our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2018. As of December 31, 2020, the outstanding debt of the twenty-second issuance of debentures is R$778.1 million.

In May 2019, we issued our twenty-third issuance of debentures divided into two series in the aggregate principal amount of R$866.8 million. The first and second series will mature in May 2024 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$491.8 million) bear interest at a rate of CDI plus 0.49% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$375 million) bears interest at a rate of CDI plus 0.63% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2019. As of December 31, 2020, the outstanding debt of the twenty-third issuance of debentures was R$864.7 million.

In July 2019, we issued our twenty-fourth issuance of debentures divided into two series in the aggregate principal amount of R$400 million. The first and second series will mature in July 2026 and 2029 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of IPCA plus 3.20% per year, with annual interest payments. The second series (in the aggregate principal amount R$300 million) bears interest at a rate of IPCA plus 3.37% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in some municipalities in which our company render services. As of December 31, 2020, the outstanding debt of the twenty-fourth issuance of debentures was R$415.0 million.

In April 2020, we carried out our twenty-fifth issuance of debentures, in a single series, in the aggregate principal amount of R$1.45 billion, with a maturity date of October 2021 and bearing interest at a rate of CDI plus 3.30% per year, which will be paid in the maturity date. The proceeds of this issuance were used to strengthen our cash position and refinance outstanding financial commitments in 2020. As of December 31, 2020, the outstanding debt of the twenty- fifth issuance of debentures was R$1,442.6 million.

In July 2020, we issued our twenty-sixth issuance of debentures divided into two series in the aggregate principal amount of R$ 1.045 billion. The first and second series will mature in July 2027 and 2030 respectively. The debentures of the first series (in the aggregate principal amount of R$600 million) bear interest at a rate of IPCA plus 4.65% per year, with annual interest payments. The second series (in the aggregate principal amount R$445 million) bears interest at a rate of IPCA plus 4.95% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in certain municipalities in which we provide services. As of December 31, 2020, the outstanding debt of the twenty-sixth issuance of debentures was R$1,047.8 million.

In December 2020, we issued our twenty-seventh issuance of debentures divided into three series in the aggregate principal amount of R$1 billion. The first, second and third series will mature in December 2023, 2025 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$300 million) bear interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 1.80% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$300 million) bears interest at a rate of CDI plus 2.25% per year, with semi-annual interest payments. The proceeds from these issuances are intended to refinance commitments due to mature in 2021 and to replenish our cashflows. As of December 31, 2020, the outstanding debt of the twenty-seventh issuance of debentures is R$997.0 million.

Additionally, in November 2020, we entered into a loan with Inter-American Investment Corporation (“IDB Invest”), an agent of the IADB, as creditor, the principal amount of which is R$950 million, divided into two tranches which will expire in August 2034 and 2029, respectively. The first tranche named. “Long Term” (in the total principal amount R$508 million) bears interest at the CDI rate plus 2.70% per year, with principal payments and semi-annual interest payments. The second tranche named “Medium Term” (in the total principal amount of R$442 million) bears interest at CDI plus 1.90% per year, with principal and semi-annual interest payments. The resources of the Long Term tranche are used to finance our investment plan between 2020 and 2026, whereas the Medium Term tranche is used to refinance debts. As of December 31, 2020, the outstanding debt of the loan was R$942.9 million.

Part of our real-denominated indebtedness is indexed to take into account the effects of inflation. This debt provides for inflation-based increases to the principal amount, determined by reference to the IPCA.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Indebtedness

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

This loan agreement contains an early maturity clause in the event of non-compliance on our part of any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

The financial covenants in our AB Loan Agreements with the IADB (No. 1983AB) require as follows:

•	our debt service coverage ratio must be greater than or equal to 2.35:1.00; and
•	our ratio of Net Debt (defined as all borrowed money, including debentures, less interest and financial charges that have been provisioned for the current period) to Adjusted EBITDA (defined as our net income before net financial expenses, income tax and social contribution tax, depreciation and amortization, non-operating income or expenses, and extraordinary items net of income tax and social contribution, as set forth in our consolidated financial statements), each determined on a consolidated basis, must be less than 3.65:1.00.

This contract contains an early maturity clause. In the event of non-compliance with the terms of the contract, the BID can request the anticipated payment of part or all of the loan. The contract also contains cross-default provisions whereby an event of non-compliance on our part relating to any other of our debts with BID or third-parties (in this case, if over US$25 million) allows IDB to request the early payment of the loan.

The financial covenants in our Loan with IDB Invest (No. 13069-01) require as follows:

•	our debt service coverage ratio must be greater than or equal to 2.35:1.00; and
•	our ratio of Net Debt (defined as all borrowed money, including debentures and Eurobonds, less interest and financial charges that have been provisioned for the current period) to Adjusted EBITDA (defined as our net income before net financial expenses, income tax and social contribution tax, depreciation and amortization, non-operating income or expenses, and extraordinary items net of income tax and social contribution, as set forth in our consolidated financial statements), each determined on a consolidated basis, must be less than 3.50:1.00.

This loan agreement contains an early maturity clause in the event of non-compliance on our part of any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

Any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais. As a result, the Adjusted Total or Net Debt in reais will be affected, with consequent impact on the ratio between Adjusted Total or Net Debt to adjusted EBITDA.

As of December 31, 2020 and 2019, we had met all the requirements of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of our indebtedness with BNDES, including the 14th and 18th issuances of debentures held by BNDES, which totaled R$257.1 million as of December 31, 2020. The only financing agreement which is exempt from the renegotiated financing is contract No. 08.2.0169.1.

In summary, the BNDES financings specify two bands for the ratios of Adjusted Net Debt / Adjusted EBITDA, Adjusted EBITDA / Adjusted Financial Expenses, and Other Onerous Debt / Adjusted EBITDA. The financings also specify a collateral mechanism by which we assign a portion of our tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings. Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default. If the ratio of Adjusted EBITDA / Adjusted Financial Expenses is equal to or higher than 3.50, the ratio of Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00, and the Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$13.4 million per month. If one of the three ratios mentioned above are not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios: Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00, the amount that must pass through the blocked collateral account is automatically increased by 20%.

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

As of December 31, 2020, the amount that must pass through the blocked collateral account is R$233.7 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

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

Additionally, since 2018, we are subject to financial covenants under the new financing agreements executed with Caixa Econômica Federal. These financial covenants require us to maintain the following financial indexes, calculated for the past twelve months on a quarterly basis:

•	Adjusted EBITDA / Adjusted Financial Expenses, equal to or greater than 2.80;
•	Adjusted Net Debt / Adjusted EBITDA, equal to or lower than 3.80;
•	Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30.

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

The fourteenth and eighteenth issuances follow the covenants included in the BNDES loans, as described above, and contain a cross-default clauses.

The seventeenth issuance requires us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted total debt/adjusted EBITDA ratio equal to or lower than 3.65:1.0. This issuance has a cross-default clause.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2020.

The twenty-first, twenty-second, twenty-third, twenty-fourth, twenty-fifth, twenty-sixth and twenty-seventh debenture issuances require us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/adjusted EBITDA ratio equal to or lower than 3.50:1.0. These issuances have a cross acceleration clause.

	Restrictive Ratios	Ratio as of December 31, 2020
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	4.86
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	2.62
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	2.66
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.45
Adjusted current ratio	Higher than 1.0	2.11
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	10.25
Net debt/Adjusted EBITDA	Equal to or lower than 3.50:1.0	2.60

(1)	“Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2020 and 2019, we complied with all the covenants of our loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. In 2020, we recorded R$4.4 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the state of São Paulo. We have budgeted investments in the amount of approximately R$21.0 billion from 2021 through 2025. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution. In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 27, 2018, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$272.0 million, R$941.0 million and R$792.2 million in 2020, 2019 and 2018 and, respectively. As of the date of this annual report, we do not intend to suspend the distribution of dividends during the ongoing COVID-19 pandemic. See “Item 7.B. Related Party Transactions—Dividends.”

C.	Research and Development, Patents and Licenses, Etc.

Research and innovation

The advancement of research and technological development is part of our strategic guidelines, and aims to implement innovation in operations, processes and services. Such efforts seek to increase organizational efficiency, reflecting in greater customer satisfaction, improved quality of life, environmental sustainability and competitiveness, with improved productivity and quality of our processes and services.

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

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure. In 2020, we allocated R$20.5 million to Research, Development and Innovation, or RD&I, projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages.

In addition, in September 2019, based on programs already in place in the power and gas sectors, ARSESP created the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (the “PD&I Program”), establishing the application of the 0.05% of revenue required in Research and Technological Development projects. ARSESP also approved the Elaboration and Evaluation Manual of the PD&I Program. In 2020, we filed a portfolio of PD&I Program projects for analysis and prioritization by ARSESP. However, taking the scenario of reduced revenues in the short term resulting from the COVID-19 pandemic into account, ARSESP published Resolution No. 991/2020 which suspended the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services, postponing it to the 2021-2024 tariff cycle . See “—Tariff Readjustment and Revisions.”

In February 2020, we signed a Technical Cooperation agreement with IDB to finance actions for the improvement and technological innovation of water supply management facilities during water crises, using modern analytical tools, available experiences and practices and theoretical analysis. This cooperation agreement provides for resources of approximately US$328 thousand, non-refundable, to be debited from the bank’s ordinary capital resources destined to the Strategic Program for Infrastructure Development, with our counterpart in the amount of US$30 thousand.

In line with business planning, the structuring of RD&I actions is based on the concept of a circular economy, that is, focused on the intelligence of  nature, the circular process opposes the traditional linear production process. As part of this concept, residues are inputs for the production of new products and new cycles. We have highlighted below certain RD&I projects that use the concept of a circular economy, which strongly supports resource recovery, as part of the processes for the water and sewage treatment.

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in Franca aims to optimize processes and transform the site into a resource recovery plant. Since 2018, a biogas upgrade project in one of our sewage treatment plants, located in Franca, has been producing biomethane for vehicle use. The project was developed in partnership with the Fraunhofer Institute in Stuttgart, Germany. This sewage treatment plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day. The upgrade system can produce biomethane to replace 1,500 liters of common gas daily. The biomethane currently supplies part of the Sabesp Franca fleet. As a result of the tests carried out, we can replicate this initiative in sewage treatment plants in the São Paulo metropolitan region.

At the same plant, we developed and are operating a sludge dryer based on solar radiation, financed by the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP) as part of the “Technological Innovations Plan of Sabesp for Sanitation” financed by the FINEP Inova Brasil program.

The project also provides for other actions in the planning and contracting phase, such as the use of energy from hydraulic and solar sources, in addition to other beneficial applications of biogas. This circular economy project in the Franca sewage treatment plant received first place in the 2019 edition of the Ideas en Acción award of IDB.

At the Barueri sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated. In 2020, a new gas treatment system was installed to improve the quality of the gases generated. This system continues in the adjustment phase to ensure it is fully operational in a continuous and safe way. At the end of the process, the system generates inert residue with a drastic reduction in its volume, with a potential for reuse as in construction, meaning it does not need to be disposed of in landfills. This project was also funded by FINEP.

In order to generate clean energy to improve the efficiency of sewage treatment, we installed solar-powered aerators, increasing the energy efficiency of sewage treatment. Test results indicate that this technology can be replicated and adapted elsewhere. Shortage of water is an increasingly imminent problem in large urban centers. Accordingly, an increasingly conscious use of water and the search for alternative ways of reusing water are essential. With regard to projects that use the concept of the circular economy in the processes of water treatment, we have undertaken tests for the use of ceramic membranes for the ultrafiltration of silicon carbide for the recovery of waste water from water treatment plants. Test results point to the feasibility in the use of this technology.

In partnership with the São Paulo State University Júlio de Mesquita Filho - UNESP, we are evaluating the technical and environmental feasibility of the use of sludge from water treatment plants as raw material for the base and sub-base of pavements, adding value to a by-product. This study reveals an alternative for reusing sludge from water treatment Plants that serve our entire concession area in other sectors, such as construction.

We also developed biofiltration units for odor control to be installed in the sewage and pumping stations in Pinheiros and Pomar, in the city of São Paulo. This is an example of a project fostered by studies developed internally by us. This project is also funded by FINEP. Projects such as this are extremely important to reduce the emission of odorous substances in the atmosphere from the transport and treatment of sewage, which can help mitigate socio-economic and environmental impacts.

From our partnership with FAPESP financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Program for Support of Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 17 projects with different universities, such as: University of São Paulo - USP, Technological Institute of Aeronautics - ITA, Federal University of São Paulo - UNIFESP, National Institute for Space Research - INPE and São Paulo State University - UNESP. The partnership provides for a non-refundable financing of R$ 50 million, divided equally between us and FAPESP. The first and second summons to select projects to finance led to the filing of seven patent and one software registration requests. In March 2020, we launched the third summon, to which we will finance projects up to a total of R$18 million. The submitted projects are currently under analysis for scientific merit by FAPESP’s ad hoc reviewers.

Open Innovation

We are investing in the development and implementation of actions as part of Open Innovation, integrating ideas, thoughts, processes and research from players from various internal and external segments of our company, aiming to improve its processes, products and services. This project includes: Pitch Sabesp, partnerships among sanitation companies, participation in collaborative networks and Coworking, among others.

Pitch Sabesp was a public competition launched in 2018, in which 27 challenges were proposed in five different areas of the sanitation sector, with a focus on innovative solutions that could add competitive advantages to our products and services. Several selected solutions were tested in a controlled environment and on a pilot scale. Some of them proved to be apt for future implementation on an operational scale. Due to the COVID-19 pandemic, some tests were delayed and are pending to be completed in 2021.

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

We also conduct tests with innovative solutions that emerge from market demands, at different evolutionary stages of development, to assess their potential for application in our activities. These technological cooperation initiatives, in addition to allowing us to propose technological solutions that improve our processes and services, also provide market companies with the opportunity to effectively test their solutions in the sanitation environment, in operational practices, verify the effectiveness of their solutions and, as needed, identify needs for improvement.

With this open innovation process, we provide the market with the foundations for an innovative ecosystem aimed at the sanitation sector.

Additionally, we have a second agreement with FAPESP to focus on supporting the execution of scientific and/or technological research in micro, small and medium enterprises in the State of São Paulo, through the Small Enterprises Innovation Program aimed at accelerating start-ups focused on the development of innovative projects that solve challenges faced by us.

We publish the DAE Magazine, a quarterly engineering journal published by a specialized team of opinion makers that in 2020 totaled more than 220 issues since its first edition. This journal was indicated in the Qualis/CAPES system from the “B2” to “B1” category in July, 2019 for the 2021-2024 period. Through the publication of technical and scientific articles on basic and environmental sanitation, we aim to encourage and disseminate improvements in processes, innovations and technological advances.

In 2019, our circular economy project at Franca sewage treatment plant was recognized, with first place in the “Ideas en Acción 2019” award for innovative companies in water and sanitation organized by the Inter-American Development Bank (IDB) and the International Water Association (IWA ) in Guayaquil, Ecuador.

In 2020, we won the “Ideas en acción” award in the “Business Management for Innovation” category promoted by IDB for our innovative ideas and entrepreneurship.

D.	Trend Information

We expect to continue to operate in a competitive and regulated environment which will pose continued risks to our existing businesses, placing the profitability of our assets under pressure. The following list sets out, what we believe to be, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, which in turn will likely continue to affect our customers. For example, during 2020 new consumption patterns emerged as a result of the COVID-19 pandemic, which impacted the total volume of water billed. Although the total volume of water billed in the residential category increased by 2.6% as a result of the isolation measures adopted during a large part of 2020, our revenues decreased. This was due to the fact that the total volume of water billed in the commercial, industrial and public categories, which all attract higher tariffs, decreased by 9.5%, 6.1% and 18.8%, respectively. In addition, the “Residential Social” and “Residential Favela” categories were exempt from payment of water and sewage bills from April to September 15, 2020 by force of the State Decree No. 64,879/2020, which further reduced our revenues. For a more detailed description of the effects of the COVID-19 pandemic on our results of operations, see “—A. Operating and Financial Review and Prospects Overview—Factors Affecting Our Results of Operations—General Factors Affecting our Business and “Risk Factors—Risk Relating to our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”
•	In September 2017, the state of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State to set up a controlling company to hold all of the shares that the State owns in our company. Once established, the controlling company could sell shares to other minority shareholders, including private companies and state-owned companies, provided, however, that the state of São Paulo will continue to hold a majority of the common shares of the controlling company. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. See “Item 3—Key Information—Risk Factors— Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”
•	There are various uncertainties surrounding the New Legal Framework for Basic Sanitation, including the new requirement to participate in public bids in case the entity is not part of the administration of the holder, the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services. Further, we expect to be impacted by the requirements regarding water and sewage service levels included in our agreements with municipalities especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which establish that, by 2033, 90% and 99% of the population served must have access to sewage collection and treatment and access to drinking water, respectively, further requiring that contracts that do not have such targets will have until March 31, 2022 to make this inclusion. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions” and “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”
•	Our business will continue to be susceptible to unpredictable weather conditions. Our business is not only adversely affected by droughts but also by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Droughts, such as the 2014 – 2015 water crisis, can have a material impact on our business and on consumption habits and, accordingly, may have a material adverse impact on our business, financial condition or results of operations.”

•	We expect to continue to be affected by the Brazilian governments frequent interventions in the Brazilian economy and occasional significant changes in policy and regulations. Uncertainties in relation to the implementation by the Brazilian government of changes relating to monetary and tax policies, the approved pension reform and possible developments arising from this reform, and other relevant legislation, aggravated by the impacts of the COVID-19 pandemic, may contribute to political instability, economic uncertainty and may impact our results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs.”
•	There are uncertainties arising from the implementation of our new tariff structure, which we expect to implement from 2022. The transition period from 2021 to 2024 during which we will implement this new tariff structure may lead to uncertainties in the market as well as unpredictability about the revenues we expect to earn from May 2022. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. The approved update to the structure and its implementation may lead to uncertainties in the market as well as unpredictability about our future revenues.”

In addition to the information set out above, see “Cautionary Statements About Forward-Looking Statements” for further information related to our forward-looking statements, and “Item 3—Key Information—Risk Factors” for a description of certain factors that could affect our industry and our own performance in the future.

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2020.

F.	Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2020 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
					(in millions of reais)
Loans and financing	3,034.4	3,098.5	3,115.7	8,010.0	17,258.6
Estimated interest payments(1)	404.8	915.5	734.4	1,818.5	3,873.2
Accounts payable to suppliers and contractors	263.7	-	-	-	263.7
Services payable	453.8	-	-	-	453.8
Program contract commitments	163.8	66.6	2.1	13.1	245.6
Purchase obligations(2)	3,512.9	2,276.1	2,246.4	858.9	8,894.3
Total	7,833.4	6,356.7	6,098.6	10,700.5	30,989.2

(1)	Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2020. However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross-default clauses.
(2)	The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the interest rates on our indebtedness outstanding as of December 31, 2020, see Note 17 to our financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of ten directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

As our controlling shareholder, the State has the ability to elect the majority of our board of directors and, therefore, our direction and future operations. Upon the election of a new State governor and any resulting change in the administration of the State, all or some of the members of our board of directors, including our chairman, have historically been replaced by designees of the new administration. Our board of directors may in turn replace some or all of the executive officers. See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADRs.”

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

All the current members of our board of directors were elected at the annual shareholders’ meeting held on April 28, 2020, except for Luis Eduardo Alves de Assis who joined our board of directors on January 21, 2021. The tenure of all the directors will end after our annual shareholders’ meeting to be held in April 2022 when the new members are expected to take office. Currently, we have six members considered independent under the Novo Mercado rules and Federal Law No. 13,303/16.

Our board of directors ordinarily meets once a month or, when necessary for the interests of our company, when called by a majority of the directors or the chairman. Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Mario Engler Pinto Junior	64	Chairman	April 28, 2020
Benedito Pinto Ferreira Braga Junior	73	Member	April 28, 2020
Wilson Newton de Mello Neto	49	Member	April 28, 2020
Claudia Polto da Cunha	53	Member	April 28, 2020
Eduardo de Freitas Teixeira	66	Independent Member(1)	April 28, 2020
Reinaldo Guerreiro	68	Independent Member(1)	April 28, 2020
Francisco Vidal Luna	74	Independent Member(1)	April 28, 2020
Francisco Luiz Sibut Gomide	75	Independent Member(1)	April 28, 2020
Luís Eduardo Alves de Assis	64	Independent Member(1)	January 21, 2021
Walter Luis Bernardes Albertoni	52	Independent Member(1)(2)	April 28, 2020
(1)	These members comply with the independence requirements established by Federal Law No. 13,303/16 and the Novo Mercado rules.
(2)	Member appointed by the minority shareholders.

Mario Engler Pinto Junior. Mr. Engler has been the Chairman of our board of directors since April 2018. Before that, he served as member of our board of directors from 2006 to 2011 and as member of our audit committee from 2006 to 2009. He holds a PhD degree in Commercial Law from Getúlio Vargas Foundation Law School (Fundação Getúlio Vargas – FGV) and is now a professor at the same institution. At FGV Law School, Mr. Engler is the coordinator for the professional master’s program and conducts legal research regarding contractual and corporate arrangements in the public and private sectors. He has been a lawyer since 1979 and served for 30 years as public attorney for the State of São Paulo from 1984 to 2014. In the last years, he has been an arbitrator and executive officer and director for private companies and state-owned enterprises.

Benedito Pinto Ferreira Braga Junior. Mr. Braga has been our Chief Executive Officer and a member of our board of directors since January 2019. He has a degree in civil engineering from the School of Engineering of São Carlos of the University of São Paulo (Escola de Engenharia de São Carlos da Universidade de São Paulo – USP), a master’s degree in Hydrology from Stanford University, a master’s degree in Hydraulics from USP, and a PhD in Water Resources from Stanford University. He was Secretary of Sanitation and Water Resources of the State of São Paulo from January 2015 to May 2018 and was the Chairman of our Board of Directors from January 2015 to April 2018. Mr. Braga was a professor at the Polytechnic School of University of São Paulo from 1980 to 2019. He was Co-Chairman of the International Organizing Committee of the World Water Forum in Brasilia (2018), in Korea (2015) and Chairman of the Committee in France (2012). He is Honorary President of the World Water Council – WWC, of which he was the President from 2012 to 2018. Mr. Braga was also the President of the Intergovernmental Council of UNESCO’s International Hydrological Program from 2008 to 2009, President of the International Water Resources Association – IWRA, from 1998 to 2000, as well as, Director of the National Water Agency from 2001 to 2009.

Wilson Newton de Mello Neto. Mr. de Mello Neto has been a member of our board of directors since October 2019. He holds a bachelor’s degree in Law from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC/SP). He has been the CEO of Investe São Paulo since April 2019. He was Vice-President of Corporate Affairs and General Secretary at Danone from May 2015 to March 2019; Director of Corporate Affairs at JBS S.A. from September 2014 to May 2015; Vice-President of Corporate Affairs at BRF S.A. from June 2010 to August 2013; Legal and New Business Director at Tishman Speyer Ltda. from March 2009 to May 2010; Vice-President of Corporate Affairs at Walmart Brasil Ltda. from March 2004 to April 2007; and partner at Machado, Meyer, Sendacz e Opice Advogados from June 1992 to February 2004 and from May 2007 to February 2009. Mr. de Mello Neto was also Vice-President of the Brazilian Supermarket Association (Associação Brasileira de Supermercados -ABRAS) from May 2004 to April 2007; member of the Executive Board of the Brazilian Association of Advertisers (Associação Brasileira de Anunciantes - ABA) from May 2015 to March 2019; and Chairman of the Board of Directors of the Brazilian Food Industry Association (Associação Brasileira da Indústria de Alimentos - ABIA) from March 2018 to March 2019.

Reinaldo Guerreiro. Mr. Guerreiro has been an independent member of our board of directors since January 2007. Mr. Guerreiro was also a member of our Audit Committee from January 2007 to May 2017 and was reappointed in May 2020. He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at the University of São Paulo (FEA - USP). As a professor of FEA-USP, he was Director and currently is the Deputy Head of the Accounting Department. As a Brazilian National Council for Scientific and Technological Development (CNPq) researcher, he has authored books in management accounting and has published various scientific articles in domestic and international magazines. He is currently President of Audit Committee of Petrobras Gás S.A. (Gaspetro). He is also a specialized consultant in financial management and has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ, Correios and for the São Paulo state government.

Francisco Vidal Luna. Mr. Luna has been an independent member of our board of directors since April 2013. Mr. Luna was also a member of our Audit Committee from April 2013 to September 2016 and was reappointed in May 2020. He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university. He was member of the Board of Directors of BNDES. In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. In the private sector, he was the Executive Chairman of Banco Inter American Express S.A. He is currently a member of the Audit Committee of Desenvolve SP, member of the Audit Committee of the Petrobrás Conglomerate, a member of the Board of Trustees of the Fundação Faculdade de Medicina - FFM and a member of the Board of Trustees of FIPE - Fundação Instituto de Pesquisas Econômicas.

Francisco Luiz Sibut Gomide. Mr. Gomide has been an independent member of our board of directors since April 2017. He was a member of our Audit Committee from May 2017 to August 2017. He holds a bachelor’s degrees in Civil Engineering and in Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná) and a PhD in Hydrology and Water Resources from the Colorado State University. He was the Minister of Mines and Energy in 2002, the CEO of ESCELSA – Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, the CEO of the Energy Company of Mato Grosso do Sul between 1997 and 2001, the General Brazilian Diretor of Itaipu Binacional between 1993 and 1995, the CEO of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and the Chief Financial Officer of the same company from 1983 to 1985. Mr. Gomide was also a professor at the Federal University of Paraná (Universidade Federal do Paraná) from 1970 to 1995. Between 1969 and 1982, he was a hydraulic engineer and hydrologist at the Energy Company of Paraná.

Eduardo de Freitas Teixeira. Mr. Teixeira has been an independent member of our Board of Directors since April 2020 and a member of our Audit Committee since May 2020. He holds a Master’s degree in Economics from the Federal University of Rio de Janeiro and an undergraduate degree in Economics from the same institution. He is currently also a member of the Board of Directors of Empresa Metropolitana de Águas e Energia (EMAE). Mr. Teixeira began his career at the Central of Bank in 1977, remaining in that institution until 1998. In 1991 he founded the consulting firm Creta Planejamento, in which he continues to work. Also in the private sector, he was Chief Financial Officer and member of the Board of Directors of HRT Participações (currently PetroRio) from 2009 to 2012 and member of the Board of Directors of Viracopos Airport from 2015 to 2018. In the public sector, Mr. Teixeira served as Deputy Secretary for Economic Affairs of the Ministry of Finance from 1985 to 1988, member of the Fiscal Council of Banco do Brasil from 1987 to 1989 and the Brazilian Federal Savings Bank (Caixa Econômica Federal) from 1986 to 1988, Executive Secretary of the Ministry of Economy in 1990, Chairman of the Board of Directors and CEO of Petrobrás from 1990 to 1991, Chairman of the Board of Directors of Banco do Brasil in 1990 and Minister of State for Infrastructure and member of the National Monetary Council in 1991. In addition, member of the Board of Directors of Itaipú Binacional from 1990 to 1991.

Claudia Polto da Cunha. Mrs. Cunha has been a member of our Board of Directors in April 2020, having previously served in the same position from 2014 to 2016. She holds a Master’s degree in Administrative Law from the University of São Paulo– USP, and an undergraduate law degree from the same institution. She has been a state attorney since 1991, and currently serves as Deputy State Attorney General. She is also Chairwoman of the Board of Directors of Companhia Paulista de Securitização and member of the Board of Directors of Empresa Metropolitana de Transportes Urbanos - EMTU, where she served in the same position between 2012 and 2014. She was special advisor to the Secretary of Finance and Planning in 2019, Executive Secretary of the State Capital Defense Council — CODEC, from 2006 to 2016, and Advisor to the Attorney-General of São Paulo from 1995 to 2006. Ms. Cunha was also a member of the Board of Directors of Companhia do Metropolitano de São Paulo – METRO from 2007 to 2012, and Executive Officer at Companhia Paulista de Parcerias—CPP, from 2006 to 2016.

Luís Eduardo Alves de Assis Mr. Assis has been an independent member of our Board of Directors since April 2014 and a member of our Audit Committee since September 2016. He holds a degree in Economics from the University of São Paulo, a master’s degree from the State University of Campinas - UNICAMP and an MBA from Scuola Superiore Enrico Mattei, Milan, Italy. He was the director of Monetary Policy at the Central Bank of Brazil, professor at the Department of Economics at PUC-SP and FGV-SP. He has developed an extensive career in the financial market, serving as Chief Economist and Investment Director at Citibank, President of HSBC Investment Bank Brasil, Chief Operating Officer of HSBC Bank Brasil, Senior Executive of Strategic Planning at the HSBC Group in London and Regional Director of Latin America at HSBC. He is currently president of Fator Seguradora and a contributor to the newspaper O Estado de São Paulo.

Walter Luis Bernardes Albertoni. Mr. Albertoni has been an independent member of our board of directors since April 2020. He holds an undergraduate law degree from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP), with a graduate diploma in corporate and tax law from INSPER and civil procedural law from PUC-SP. Mr. Albertoni has more than 28 years of experience as a legal practitioner, with an emphasis on corporate, civil, civil procedural, tax and commercial law, as well as contracts analysis and drafting. He also has 14 years of experience as an outsourced legal officer at Association of Capital Market Investors - AMEC, acting in the institutional defense of the rights and interests of shareholders not participating in control blocks from 2006 to present date, and acts as a board member of Banco Bradesco S.A. since March 2020, member of the Board of Directors of Companhia Energética de Brasília - CEB S.A since April 2019, Fiscal Council member of Banco Bradesco S.A. from 2017 to 2020, Fiscal Council member of Indústrias Romi S.A. from 2017 to 2020, member of the Audit Committee of Dataprev S.A. from 2018 to 2020, alternate member of the Board of Directors of Mahle Metal Leve S.A. since April 2017, Fiscal Council member of Petrobrás elected by the preferred shareholders from 2013 to 2018, member of the Board of Directors of Paranapanema S.A. from 2016 to August 2017, alternate Fiscal Council member of Ser Educacional S.A. since April 2015, alternate Fiscal Council Member of SANEPAR S.A. since April 2017, Fiscal Council member of BRADESPAR S.A. in 2016, alternate Fiscal Council Member of MILLS S.A. in 2016, member of the Advisory Committee of the State-Owned Companies of B3 S.A. – Brasil, Bolsa, Balcão (as part of the Destaque de Estatais Program), alternate member of National Financial System Resource Council - CRSFN from 2011 to 2015, consultant to the Merger and Acquisitions Committee from 2013 to 2017 and a member of Committee for Disclosure of Information to the Market - CODIM from 2007 to 2009.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	73	Chief Executive Officer	June 13, 2019
Adriano Candido Stringhini	45	Corporate Management Officer	June 13, 2019
Rui de Britto Álvares Affonso	63	Chief Financial Officer and Investor Relations Officer	June 13, 2019
Ricardo Daruiz Borsari	65	Metropolitan Region Officer	September 17, 2020
Monica Ferreira do Amaral Porto	64	Regional Systems Officer	September 17, 2020
Alceu Segamarchi Junior	63	Technology, Enterprises and Environment Officer	February 20, 2020

Benedito Pinto Ferreira Braga Junior. See above, “—Board of Directors.”

Adriano Candido Stringhini. Mr. Stringhini has been our Corporate Management Officer since January 2019. He is also the current Governor (Board of Governors) of the World Water Council for the 2019-2021 triennium, he is a member of the Board of Directors of IMESP - Imprensa Oficial do Estado de São Paulo, was elected as Vice-Chairman of the Board of Aberje – Associação Brasileira de Comunicação Empresarial in 2020 and he is a member of LIDE - Grupo de Líderes Empresariais. He has a master’s degree in Law from the Law School of University of São Paulo (Faculdade de Direito da Universidade de São Paulo – USP). He has a degree in Law from USP and he is specialist in Organizational Strategic Communication and Public Relations from School of Communications and Arts of USP (Escola de Comunicações e Artes – ECA-USP). He holds Executive Certificate from Harvard Kennedy School (PPP, Regulation and Adaptative Leadership) and an certificate of Digital Transformation and Digital Disruption by Cambridge University and by IMD Business School. He was our Head of Communication from April 2009 to January 2019 and Head of Legal Affairs from 2007 to 2009. He was the Head Lawyer of Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos - Finep-SP) of the Ministry of Science and Technology (Ministério da Ciência e Tecnologia) from 2002 to 2007. He was advisor to the Chief Executive Officer of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) between 1999 and 2001. He was a professor in undergraduate and graduate courses of several institutions, among them: Fundação Getúlio Vargas - FGV, Mackenzie University and School of Law of the Lawyers of São Paulo Institute (Escola Paulista de Advocacia do Instituto dos Advogados de São Paulo – IASP).

Rui de Britto Álvares Affonso. Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003. Mr. Affonso holds a PhD and a Master’s degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP), and a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP). He has been a professor at UNICAMP since 1986, a professor at the Business, Economics and Accounting School of USP from 1983 to 1989, and a Director of Public Economy at the Foundation of Administrative Development (Fundação do Desenvolvimento Administrativo) from 1994 to 2003. He also represented Brazil on the board of directors of the Forum of Federations, a non-governmental entity located in Canada, from 2000 to 2006. Mr. Affonso has also held several positions in São Paulo state government. In 2017, Mr. Affonso won the Professional Award of the Year of 2016 in Finance by ANEFAC/SERASA EXPERIAN - National Association of Executives of Finance, Administration and Accounting.

Ricardo Daruiz Borsari. Mr. Borsari has a degree in Civil Engineering and a master’s degree in Civil Engineering from the Polytechnic School of University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP). He was Secretary of Sanitation and Water Resources of the State of São Paulo from May to December 2018. He worked in several positions at the DAEE, among them: Engineer since 1978, Executive Officer from January 2015 to May 2018 and from June 2001 to February 2007, Executive Officer of Engineering and Construction Works from August 2010 to October 2011, Executive Officer of the Technology Center of Hydraulic and Water Resources from July 2008 to October 2011. He was Executive Secretary of the Alto Tietê River Basin Committee from 2001 to 2005 and from 2017 to 2018 and Chief Executive Officer and member of the Board of Directors of Metropolitan Water and Energy Company (Empresa Metropolitana de Águas e Energia – EMAE) from 2011 to 2015. He was a member of the Board of Directors of Companhia Energética de São Paulo - CESP between April 2015 and May 2018. Mr. Borsari was a professor at several institutions, including: School of Engineering of Mackenzie University from 1979 to 1980, School of Engineering of Fundação Armando Álvares Penteado – FAAP from 1982 to 1986, Polytechnic School of USP from 1989 to 2004, and Pontifical University Catholic of São Paulo – PUCSP, from 1997 to 2001.

Monica Ferreira do Amaral Porto. Mrs. Porto holds a bachelor’s degree in civil engineering from the University of São Paulo - USP, a master’s degree and a doctorate in hydraulic engineering, and Habilitation in Environmental Engineering from the same institution. She has worked as a professor at the Hydraulic and Environmental Engineering Department of USP since 1984, and has worked as a Principal Professor of this department since 2005, and as Senior Professor since August 2019. She was also advisor to our Presidency from September 2019 to September 2020 and a member of our Board of Directors from March to September 2019. Ms. Porto was assistant secretary of the Secretariat of Sanitation and Water Resources - SSRH from January 2015 to March 2018. She is currently a member of the Management Council of the Secretariat of Infrastructure and Environment of the State of São Paulo since January 2019 and member of the Management Council of the Secretariat of Infrastructure and Urbanism of the municipality of São Paulo since January 2017. Mrs. Porto was also president of the Integration Committee of the Paraíba do Sul River basin between 2016 and 2018, representing SSRH. She served as chairwoman of the Board of Trustees of the Hydraulic Technology Center Foundation between 2018 and 2019, and between 2008 and 2014 she acted as Chief Executive Officer of the abovementioned Foundation. She was also an alternate member of the Board of Governors at the World Water Council Board, as a delegate of USP from 2013 to 2018. Between 1998 and 2014, she was a member of several international entities in the area of water resources such as: Advisory Committee for the World Water Quality Assessment, United Nations Environment Program, Stockholm Water Prize Committee, among others. She was also chairwoman of the Brazilian Water Resources Association from 1996 to 1997.

Alceu Segamarchi Junior. Mr. Segamarchi has been our Technology, Enterprises and Environment Officer since February 2020. He holds a degree in Civil Engineering from the Pontifical Catholic University of Campinas (Pontifícia Universidade Católica de Campinas – PUC Campinas) an university extension in Public Administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV), and a diploma from the Privatization and Infrastructure Program from Harvard University. He was Superintendent at the Department of Water and Electricity of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo - DAEE), from February 2019 to February 2020 and from March 2011 to January 2015. Mr. Segamarchi was also Nacional Secretary of Environmental Sanitation of the Ministry of Cities (Saneamento Ambiental do Ministério das Cidades) from May 2016 to April 2017, and worked in the municipality of Sorocaba from April 2017 to December 2018 as Secretary of Sanitation. He also held several leadership positions at Companhia Paulista de Trens Metropolitanos - CPTM from 1996 to 2009 and worked at Ferrovia Paulista S.A. - Fepasa until 1996, where he began his career in 1980.

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

In 2020, 2019 and 2018, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities was R$7.9 million, R$6.7 million and R$4.6 million, respectively. At our annual shareholders’ meeting held on April 28, 2020, our shareholders approved R$8.1 million in aggregate compensation payable to members of our board of directors, members of our fiscal committee and our executive officers in 2020.

The table below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

Year ended December 31,
	2020	2019	2018
(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	1,726	1,417	1,106
Board of executive officers	5,797	5,000	3,228
Fiscal committee	342	275	280
Total amount of compensation	7,865	6,692	4,614
Number of members (in individuals)
Board of directors	10	9	10
Board of executive officers	6	6	6
Fiscal committee	5	4	5
Fixed annual compensation
Salary
Board of directors	1,328	1,084	851
Board of executive officers	2,959	2,487	1,849
Fiscal committee	263	212	215
Direct and indirect benefits
Board of directors	398	334	255
Board of executive officers	1,399	1,165	841
Fiscal committee	79	62	65
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	1,439	1,348	538
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	234	205	162
Board of executive officers	989	867	677
Fiscal committee	68	67	66
Minimum amount of compensation
Board of directors	140	121	99
Board of executive officers	971	802	498
Fiscal committee	68	67	60
Average amount of compensation
Board of directors	171	153	115
Board of executive officers	953	810	516
Fiscal committee	68	69	61

At our annual shareholders’ meeting held on April 28, 2020, our shareholders approved of R$8.1 million in aggregate compensation payable to the members of our board of directors, members of our fiscal committee and our executive officers in 2020. The remuneration for 2021 will be decided by the General Shareholders’ Meeting to be held on April 29, 2021.

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits. This pension plan provides benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1. Our total contributions to the pension plan totaled R$36.0 million, R$37.0 million and R$36.2 million in 2020, 2019 and 2018, respectively. In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0. Based on independent actuarial reports, as of December 31, 2020, our obligation under these both plans (G0 and G1) totaled R$2,868.6 million. For further information on our pension plans see Note 21 to our financial statements included in this annual report.

Beginning in 2008, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$91.0 million, R$93.5 million and R$110.5 million in 2020, 2019 and 2018, respectively. We do not have a stock-option plan for our employees.

C.	Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a two-year term. Such term may be renewed three consecutive times. Our next annual shareholders’ meeting will be held on April 29, 2021. Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman. See “Item 6.A. Directors and Senior Management—Board of Directors.”

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month. Our fiscal committee currently consists of five sitting members and five alternates, All of the current members of our fiscal committee were elected in the shareholders’ meeting held on April 28, 2020, except Ernesto Mascellani Neto, who joined our fiscal committee on September 2020. The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Fabio Bernacchi Maia	50	Member	April 28, 2020
Ernesto Mascellani Neto	41	Member	September 25, 2020
Edson Tomas De Lima Filho	68	Member	April 28, 2020
Ângelo Luiz Moreira Grossi	40	Member	April 28, 2020
Reginaldo Ferreira Alexandre(1)	62	Member	April 28, 2020
Marcio Cury Abumussi	52	Alternate	April 28, 2020
Cassiano Quevedo Rosas de Ávila	43	Alternate	April 28, 2020
Nanci Cortazzo Mendes Galuzio	58	Alternate	April 28, 2020
Andréa Martins Botaro	37	Alternate	April 28, 2020
Gisélia Da Silva(1)	59	Alternate	April 28, 2020

(1)       Member indicated by the minority shareholders.

Fabio Bernacchi Maia. Mr. Maia has been a member of our fiscal committee since April 2020. He holds an MBA in Business Management from the Administration Institute Foundation of the University of São Paulo, an MBA in Public Management from Fundação Getúlio Vargas, and an undergraduate degree in Business Administration from São Judas Tadeu University. He began his career at Empresa Metropolitana de Transportes Urbanos de São Paulo - EMTU in 1994, where he held several positions until early 2016, such as Financial Controllership Manager and Administrative and Finance Director. Since 2016, he has served in the State Capital Defense Council (CODEC), where he was Executive Secretary from July 2017 to January 2019 and in the first three months of 2020. Currently, he is Deputy Executive Secretary of the State Capital Defense Council (CODEC). Mr. Maia has been a sitting member of the Fiscal Council of Empresa Metropolitana de Águas e Energia since 2017, and alternate member of the Fiscal Council of Companhia do Metropolitano de São Paulo - METRÔ since 2019. He was also a sitting member of the Fiscal Council of Companhia de Seguros do Estado de São Paulo from 2017 to 2018.

Ernesto Mascellani Neto. Mr. Mascellani Neto holds a bachelor’s degree in International Relations from Fundação Armando Alvares Penteado - FAAP and a graduate degree in Public Managerial Skills from the São Paulo State University - UNESP. He is currently the Chief Executive Officer of the State Traffic Department of the São Paulo State - DETRAN-SP. Mr. Mascellani Neto was Special Project Supervisor at the São Paulo State Data Processing Company - Prodesp from 2019 to 2020, Housing Service Officer at the Urban Development and Housing Company - CDHU of São Paulo from 2015 to 2019, Coordinator of Technical, Technological and Vocational Education Department of Economic Development, Science, Technology and Innovation of the São Paulo State from 2013 to 2015, among other positions.

Edson Tomas de Lima Filho. Mr. Lima Filho has been a member of our fiscal committee since April 2020. He holds a bachelor’s degree in Economics from Mogi das Cruzes University (Universidade de Mogi das Cruzes) and a master’s degree in Public Administration from Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV). Currently, he is the President of the Municipal Authority for Urban Cleaning of the municipality of São Paulo (AMLURB) and an alternate Fiscal Councilor for CETESB. He was Chief Executive Officer of the Insurance Company of the State of São Paulo (COSESP) from 1999 to 2004 and Chairman of the Board of Directors from 1999 to 2004 and in 2018 for the same company. He held several positions in public sector entities: Chairman of the Board of Directors of São Paulo’s Road Development Company (Desenvolvimento Rodiviário S.A. - DERSA) from March 2015 to April 2018; member of the Board of Directors of Empresa Metropolitana de Transportes Urbanos (EMTU) from June 2007 to June 2010; member of the Board of Directors of Banco Nossa Caixa S.A. from 2001 to 2002; member of the Board of Directors of CETESB from1999 to 2001, where he was also Director of Corporate Management from January 2007 to January 2011 and from January 2015 to December 2016. Mr. Lima Filho was also a member of the Advisory Board of Fundação Mario Covas between July 2001 and April 2002 and a member of the Board of Directors of the Brazilian Society of Sciences and Insurance from 1999 to 2001.

Ângelo Luiz Moreira Grossi. Mr. Grossi has been a member of our fiscal committee since November 2019. He holds a bachelor’s degree in Automation and Control Engineering from Federal University of Minas Gerais (Universidade Federal de Minas Gerais - UFMG), an MBA degree in Finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais - IBMEC), an MBA degree in Project Management from the Institute of Technological Education (Instituto de Educação Tecnológica - IETEC), and a specialization degree in Business Management from the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV). He was Corporate Production Manager at RHI-Magnesita from November 2004 to March 2012; Project Manager at Grupo J. Mendes (Ferro + Mineração, an iron ore company) from March 2012 to May 2015; Operations Manager at Rede Mater Dei de Saúde from 2015 to 2016; Planning, Finance and Investor Relations Officer (CFO) at Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária - INFRAERO) from June 2016 to January 2019; member of the Fiscal Council of Aeroportos Brasil Viracopos, from 2017 to 2018; member of the Board of Directors of Agricultural Development Company of São Paulo (Companhia de Desenvolvimento Agrícola de São Paulo - CODASP) from February to August 2019; and member of the Board of Director of São Paulo’s Road Development Company (Desenvolvimento Rodiviário S.A. - DERSA) from 2019 to 2020. Currently, he works as the Planning, Management and Finance Officer (CFO) at Air Transport Department of the São Paulo state government (Departamento Aeroviário do Estado de São Paulo - DAESP). In 2018, Mr. Grossi was honored with a Certificate of Recognition by GCSM (Global Council of Sales and Marketing) in recognition of the work he carried out at INFRAERO.

Reginaldo Ferreira Alexandre. Mr. Alexandre has been a member of our fiscal committee since April 2020. He holds a bachelor’s degree in economics from the Pontifical Catholic University of São Paulo and holds a National Investment Professionals Certificate - CNPI, a securities manager certificate issued by the CVM and a tax adviser certificate issued by the Brazilian Institute for Corporate Governance - IBGC. Before joining us, Mr. Alexandre held positions in investment analysis at Citibank, Unibanco, BBA and Itaú Corretora de Valores. He worked as a corporate credit analyst at Citibank and as a consultant in the areas of strategy at Accenture and corporate finance at Deloitte. He also worked at ProxyCon Consultoria Empresarial between 2003 and 2017. He has been a member of the Accounting Pronouncements Committee (CPC) since its founding in 2005 and vice-coordinator of institutional relations at the same institution. Mr. Alexandre has been a board member of Mahle Metal Leve S.A. since 2017. Currently, he is a member of the fiscal councils of the following publicly traded companies: Companhia Energética de Brasília - CEB since April 2019, Companhia de Saneamento do Paraná - Sanepar since April 2017, Rumo S.A. since April 2019 and Ser Educacional S.A. since April 2015. He is also currently an alternate member of the Boards of Directors of the following publicly held companies: Bradesco S.A. since March 2017, CPFL Energia S.A. since April 2017, Fras-Le since April 2020 and Braskem since May 2020. Mr. Alexandre is a former member of the Audit Committee of Paranapanema S.A. (2017) and a former member of the Fiscal Councils of the following companies: Paranapanema S.A. (in 2017), Petrobras S.A. (2013-2018), lochpe Maxion S.A. (2013-2017), BRF S.A. (2015-2016), Aliansce Shopping Centers S.A. (2014-2015), Cremer S.A. (2011-2012), Movida S.A. (2017), Paraná Banco S.A. (2011-2015), Tecnisa S.A. (2011-2012), Tele Norte Celular Participações S.A. (2006-2007), Unipar Carbocloro S.A. (2012, 2013 e 2015), Bradespar S.A. (2012), Companhia Siderúrgica Belgo-Mineira S.A. (currently ArcelorMittal Brasil S.A.) (2004-2005), Grendene S.A. (2012-2014), Indústrias and Grazziotin S.A. (2015) and SLC Agrícola (2013-2015). He was the president of the Capital Markets Professionals and Analysts’ Association from December 2013 to December 2016. He is also one of the authors of the Brazilian Corporate Governance Code for Publicly-Held Companies. Mr. Alexandre was also a member of the Governance Committee of the State-Owned Companies of B3 S.A. – Brasil, Bolsa, Balcão from August 2017 to August 2019 and a member of the Mergers and Acquisitions Committee - CAF from May 2013 to May 2015.

Marcio Cury Abumussi. Mr. Abumussi has been a member of our fiscal committee since April 2020. He holds a degree in Mechanical Engineering from Universidade Paulista and a post-graduate degree in Public Management – Management, Accounting and Finance from Fundação Instituto de Pesquisas Contábeis Atuariais – FIPECAFI. Mr. Abumussi was the Head of the Technical Department of the Secretariat of Finance of the State of São Paulo, in which he has held several roles, among which: technical assistant from 1997 to 2001, Head of the technical division from 2001 to 2008, Head of the technical department from 2009 to 2019 and general administrative coordinator in 2017. He is a sitting member of the Fiscal Council of CPOS (Companhia Paulista de Obras e Serviços). He was a sitting member of the Fiscal Council of São Paulo Previdência - PREVCOM, Fiscal Council of Companhia Paulista de Securitização – CPSEC from 2010 to 2017, Fiscal Council of Companhia Paulista de Processamento de Dados - PRODESP from 2018 to 2019 and an alternate member of the Fiscal Council of Empresa Paulista de Planejamento Metropolitano S.A. – Emplasa from 2010 to 2011.

Cassiano Quevedo Rosas de Ávila. Mr. Ávila has been an alternate member of our fiscal committee since April 2020. He holds a degree in Law from Sorocaba Law School (FADI), and a graduate degree in Public and State Law from Itu Law School (Faculdade de Direito de Itu - FADITU), a graduate degree in Administrative Law from the Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP) and a graduate degree in Environmental Law from Mackenzie Presbyterian University (Universidade Presbiteriana Mackenzie). He also holds a Master’s degree in Management and Public Policies from the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV). Mr. Ávila was advisor at SPTrans from 2002 to 2008 and at the São Paulo Housing and Urban Development Company - CDHU from 2008 to 2018. He was Director of Administration and Infrastructure at SPTrans in 2018 and Chief of Staff at the São Paulo State Housing Secretariat, where he also served as Secretary of the Public-Private Partnerships Group of the São Paulo Social Housing Agency - Casa Paulista from 2019 to 2020. Mr. Ávila is currently the Director of Traffic Education and Inspection at the São Paulo State Traffic Department (DETRAN-SP).

Nanci Cortazzo Mendes Galuzio. Ms. Galuzio has been a member of our fiscal committee since April 2020. Ms. Galuzio holds a bachelor’s degree in Law from Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC/SP), and a postgraduate degree in Business Law and Business Management Information Systems from the same institution. She also graduated from George Washington University. Currently, she is the Administrative and Financial Director at the Fundação Florestal of the Infrastructure and Environment Secretariat of the São Paulo state government. Previously, she worked as Corporate Management Director of Companhia Paulistana de Securitização from 2011 to 2013, Legal Manager at Emplasa S.A. from 2003 to 2011. She was a member of the Board of Directors of EMAE from 2014 to 2017 and a member of the Board of Directors of CPOS and of Desenvolve SP, both from 2018 to 2019.

Andréa Martins Botaro. Ms. Botaro has been a member of our fiscal committee since April 2020. She holds a bachelor’s degree in Business Administration from São Camilo University Center (Centro Universitário São Camilo). She has been a technical advisor at the Government Secretariat (Secretaria de Governo) of the São Paulo state government since June 2016. Ms. Botaro has more than 15 years of experience in the public sector and held positions at the Secretariat of Civil House (Secretaria da Casa Civil) of the São Paulo state government from 2014 to 2015; Secretariat of Logistics and Transport (Secretaria de Logística e Transportes) from 2007 to 2014; Secretariat of Energy, Water Resources and Sanitation (Secretaria de Energia, Recursos Hídricos e Saneamento) from 2005 to 2007; Secretariat of Energy (Secretaria de Energia) and São Paulo Energy Company (Companhia Energética de São Paulo - CESP) from 2001 to 2002.

Gisélia da Silva. Mrs. Silva has been a member of our fiscal committee since April 2020. She holds an undergraduate law degree from Pontifical University of Rio Grande do Sul (Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS), a specialization in Marketing from Escola Superior de Publicidade e Marketing, a L.L.M. in corporate law from Insper, a graduate degree in Advanced Boardroom Program for Women from Saint Paul School of Business that included an international module at the Picker Center for Executive Education at the University of Columbia and a member’s of Board of Directors certificate by IBGC. She worked for more than 17 years in the corporate law and governance law departments of the CPFL Group. She is an instructor in IBGC’s Board of Directors courses and member of the Corporate Governance Secretariat Committee of the same institution. Currently, Ms. Silva is a member of the Audit Committee of Companhia Brasileira de Distribuição (known as Grupo Pão de Açúcar), an independent member of the Boards of Directors of Eletronorte and Amazonas GT (part of the Eletrobras Group) and an independent member of the Management Committee of Rating Integra, focusing on corporate governance of sports companies in a pro bono capacity. Ms. Silva also participated in the Fourth Mentoring Program for Executive Women promoted by B3, IBGC, International Finance Corporation, Spencer Stuart and WomenCorporateDirectors held between 2019 and 2020.

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules. Our Board of Directors determined that Eduardo de Freitas Teixeira qualifies as a coordinator and Reinaldo Guerreiro as a financial expert under the SEC rules. The members are appointed by the board of directors and pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution.

The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements. The audit committee is also responsible for supervising all matters relating to the Code of Ethics and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy. The audit committee and its members have no decision-making powers or executive functions.

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

The following are the names, positions and dates of election of the members of our audit committee:

Audit Committee Members	Position	Date Elected
Eduardo de Freitas Teixeira	Coordinator	May 14, 2020
Reinaldo Guerreiro	Financial Expert	May 14, 2020
Francisco Vidal Luna	Member	May 14, 2020

See curriculum vitae above in “—Board of Directors.”

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

Fábio Aurélio Aguilera Mendes Mr. Mendes holds a Bachelor’s degree in Law from Faculdade de Direto de Itu. He is currently the Coordinator of Administration, Contracts and Agreements of the Department of Infrastructure and Environment and a member of the environmental clearinghouse (Câmara de Compensação Ambiental) of the state of São Paulo. He was a technical advisor for CETESB between September 2015 and March 2019. He was a cabinet technical advisor at the State Environmental Department between June and September 2015. He held several positions as technical assistant in the São Paulo State Government between May 2007 and June 2015. He worked for the Development Foundation at São Paulo State University – UNESP as an administrative assistant between December 2006 and May 2007.

Laura Diaz Montiel. Ms. Montiel is a lawyer graduated from Universidade Ibirapuera – UNIB and holds a postgraduate degree in public service concessions from Universidade do Rio de Janeiro. Since January 2019 she has been working as an advisor to CETESB. She worked in the advisory office of the municipal department of the sub-prefectures of the São Paulo city government (Secretaria Municipal das Subprefeituras da Prefeitura de São Paulo - SMSUB) between April 2018 and January 2019. She worked at the department of urban infrastructure and public works of the São Paulo city government (Secretaria de Infraestrutura Urbana e Obras da Prefeitura de São Paulo – SIURB) as coordinator of technical and legal advisory services between April 2013 and April 2018 and as legal advisor between November 2010 and April 2013. She worked as a legal advisor at the bid general coordination department of the São Paulo city government (Coordenadoria Geral de Licitações – COGEL) , between May 2009 and April 2010. She was assistant manager at the national business education department (Serviço Nacional de Aprendizagem Comercial – SENAC)between April 2008 and April 2009. She worked in management support at Telefônica between June 2007 and April 2008. She also worked as legal counsel of the department of control of public road use (Departamento de Controle de Uso de Vias Públicas - CONVIAS) at SIURB between February 2002 and June 2007. She worked in the legal department of the Cabinet of the Municipal Department of Public Roads of the São Paulo city government between November 1997 and January 2001. She has been a professor in the MBA Government Procurement Management program at Universidade Paulista – UNIP since 2011. She was a professor of Public Law in the Telecommunications Law Specialization course at Instituto de Pesquisas e Estudos Jurídicos do Centro Universitário da Cidade do Rio de Janeiro between 2007 and 2008.

Paula Cristina Nassif Elias de Lima. Ms. Lima is a business administrator and graduated from the School of Economics, Accounting and Administrative Sciences at Mackenzie University and is a lawyer and holds a degree from Faculdades Metropolitanas Unidas. She has been CETESB since December 1988, serving as an assistant to the executive board between December 1988 and May 2008, director of the human resources department of the Environmental Department between May 2008 and January 2016, in CETESB’s human resources management department between January and July 2016, director of the human resources department of the Environmental Department (now the Department of Infrastructure and Environment) since July 2016. She is currently the Director of the Human Resources Department of the Department of Infrastructure and Environment where she has held this position since July 2016.

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

One of our strategic guidelines is to value people. We have adopted the competency-based people management model, which is continually to ensure towards innovation, flexibility, continuous improvement, high performance and engagement of the workforce. The competency-based people management model allows us to integrate our processes and includes continuous education, career management, quality of life, management of our organizational culture and wellbeing and human resources services, among others. The last organizational wellbeing survey was carried out in 2019, which reported a 71% favorability index.

Our compensation policy is linked to our employees’ career and salaries plan set out in accordance with our competency management model and with the remuneration standards in our market sector. We have a profit sharing program, through which we establish indicators and targets for our employees in order to encourage our employees’ to achieve corporate objectives and assess their performance.

In order to identify the training needs of our employees and establish training and development plans, we maintain the Sabesp Corporate University (Universidade Empresarial Sabesp – UES). Among the UES programs, we have a leadership development program, which is intended to develop an innovative leadership culture that leads to actions aimed at establishing a new organizational culture, with a greater focus on results, innovation and competitiveness. In addition, to develop and stimulate the culture of innovation and entrepreneurship through the generation and sharing of employee ideas, we hold the Sabesp entrepreneur award from time to time.

As of December 31, 2020, we had 12,806 full-time employees. On December 31, 2020, we had 610 interns and 486 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

As of December 31,
	2020	2019	2018
Number of employees by category of activity:
Projects and operations	9,445	10,212	10,683
Administration	1,932	2,163	2,074
Finance	395	419	433
Marketing	1,034	1,151	1,259
Number of employees by corporate division:
Head office	1,307	1,451	1,485
São Paulo metropolitan region	5,971	6,425	6,661
Regional Systems	5,528	6,069	6,303
Total number of employees	12,806	13,945	14,449

The average tenure of our employees is approximately 19.6 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Approximately 61% of all our employees are members of unions. The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo – SINTAEMA; (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira – SINTIUS; (iii) the Union of Engineers of the State of São Paulo – SEESP; (iv) the Union of Attorneys of the State of São Paulo – SASP; and (v) the Union of Industrial Technicians of the State of São Paulo – SINTEC.

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

As a result of the COVID-19 pandemic, the collective bargaining agreement for the 2019/2020 period was maintained, with no readjustment to salaries and benefits, except for (i) the base salary of engineers, in compliance with current legislation, and (ii) nursery assistance, as a result of the gradual transfer of costs of the now closed Child Learning Center (“CCI”), as adjusted in the collective negotiations of 2019/2020, however without financial impacts since the readjustment was funded with the resources following CCI’s closure.

In 2020, 2019 and 2018 there were no strikes. Under Brazilian law, our non-administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

To promote the health and safety of our employees, we maintain an occupational health and safety management system, which covers all our employees and is based on preventive and protective measures in order to avoid or minimize exposure of employees to the risks associated with work, as well as reducing or eliminating occupational accidents and diseases. In 2020, we recorded 94 accidents, with a frequency rate of 3.61 and a severity rate of 369. We recorded one death in 2020 and 8 cases of employees on leave due to occupational diseases. The absenteeism rate recorded was 2.46%. During 2020, to counter the COVID-19 pandemic, we implemented several measures to limit our employees’ exposure to possible infection. We closed all of our on-site agencies and concentrated service to our clients through our digital channels. In March 2020, as soon as the pandemic was declared, approximately 5,900 employees from administrative staff and employees aged 60 years or above or employees with preexisting health conditions were working remotely.

For employees in the essential services category, who work in our facilities or on the streets, we organized shifts, distributed specific personal protective equipment and have adopted measures to expand the cleaning and hygiene protocols at workplaces. We also established the Sabesp Sanitary Protocol for the entire company, with rules for reducing circulation for safe work, social distancing, personal hygiene and sanitation of our facilities, in addition to communication and monitoring actions on the latest health policies.

In addition, we anticipated the vaccination campaign against the flu and pneumonia, with 81% of our employees being immunized, and reinforced our internal communication with daily updates in our channels of information about health care and practical tips for adapting to remote work.

To help employees cope with the emotional pressure resulting from the long period of social isolation and the impacts of the COVID-19 pandemic, we made available the Emotional Support Program - COVID-19, a telephone service offering psychological guidance. In parallel, we conduct regular surveys with the support of an external consultancy of psychologists to monitor the emotional health status of employees and accompany them during the isolation.

We also implemented the Home-Office Wellbeing (Home-Office do Bem) project, a platform which brings together initiatives such as quizzes, live videos, webinars, virtual communities and daily self-care videos, encouraging employees to take a different look at themselves and their daily lives and discover new paths to improve quality of life, health and mental well-being, in particular during the COVID-19 pandemic.

Despite all efforts to contain the spread of COVID-19, in 2020 we registered the contamination of 724 employees and 9 deaths as a result of COVID-19.

E.	Share Ownership

As of December 31, 2020, less than 1% of our common shares were owned by our directors and executive officers. See “Item 7.A. Major Shareholder” for more information.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholder

Our outstanding capital stock consists of 683,509,869 common shares, without par value. Under state laws, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights. The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2020:

	Shares	%
State of São Paulo(1)	343,507,735(2))	50.3%
Directors and executive officers of Sabesp	200	-
Others
In Brazil	254,868,440	37,3%
Abroad (NYSE) (3)(4)	85,133,494	12,4%
Total(3)	683,509,869	100.0%

(1)	A lawsuit under No. 1051534-40.2019.8.26.0053, filed by the State of São Paulo Treasury against Banco Bradesco S.A., custodian and registrar of our shares to third parties, is pending at the 7th Court of Public Treasury of São Paulo – Capital district, requesting the annulment of the sale of shares owned by the State of São Paulo Treasury.

(2)	It includes 343,507,729 shares held by the Secretariat of Finance and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo) in addition to six shares held by Companhia Paulista de Parcerias (CPP), which is an entity controlled by the State of São Paulo.

(3)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for our ADRs.

(4)	Each ADR corresponds to 1 share.

In the U.S., our common shares, which are evidenced by ADRs, are listed in the form of ADSs on the NYSE. As of December 31, 2020, 12% of our outstanding common shares were held in the United States in the form of ADSs. According to the ADR depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of December 31, 2020, 26 recorded holders of ADSs in the United States.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo owns in our company. Once established, the controlling company could sell shares to other minority shareholders, including private companies and state-owned companies, provided, however, that the state of São Paulo will continue to hold a majority of the common shares of the controlling company. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo——Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business. Gross revenue from sales to the State, including State entities, totaled R$501.8 million in 2020, R$556.6 million in 2019 and R$501.1 million in 2018. Our accounts receivable from the State for sanitation services totaled R$74.3 million, R$103.3 million and R$105.7 million, as of December 31, 2020, 2019 and 2018, respectively. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some state-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments. These rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. In 2020, 2019 and 2018, we made payments to former employees of R$181.6 million, R$184.8 million and R$180.8 million, respectively in respect of Plan G0. The State made reimbursements in 2020, 2019 and 2018 in the amounts of R$173.9 million, R$152.1 million and R$173.5 million, respectively.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount. As of December 31, 2020, the Disputed Reimbursement Amount amounted to R$1,281.4 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 11 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount. We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount. At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion. However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount. As of December 31, 2020, we had made a provision of R$2,549.5 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

Even though the negotiations with the State are still progressing, we cannot assure you that we will recover the receivables related to the Disputed Reimbursement Amount.

We will not waive the receivables from the State to which we consider ourselves to be legally entitled. Accordingly, we will take all possible actions to resolve the issue at all administrative and court levels. Should this conflict persist, we will take all the necessary actions to protect our interests. On March 24, 2010, we sent to the controlling shareholder the official letter approved by our executive committee, proposing that the matter be discussed at the B3 Arbitration Chamber. In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/1958. Regardless of the civil lawsuit, we will continue to actively seek a settlement with the São Paulo state government.

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

We currently have an investment plan in place that reflects our obligations under the convênio and addresses their compatibility with the sanitation plans of the State, the city of São Paulo and, if necessary, the São Paulo metropolitan region. The investment plan is not irrevocable and is reviewed every four years by our management committee. See “Item 3.D Risk Factors—Risks Relating to Our Business— Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.”

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

Furthermore, the federal government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreements we entered into with the IADB (i) in 1992 and 2000 for the total original aggregate amount of US$600 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project; and (iii) in 2019 for the aggregate amount of U.S.$300 million related to the financing of the fourth phase of the Tietê River project. The federal government has also guaranteed and the State of São Paulo has provided a counter-guarantee, in respect of the financial agreement we entered with the IBRD (i) in 2009 for the amount of US$100 million for the Water Source Program (Programa Mananciais); and (ii) in 2019 for the amount of U.S.$250 million related to the financing of the Sustainable and Inclusive Sanitation Program (Programa Saneamento Sustentável e Inclusivo).

We also entered into credit agreements with JICA, which were guaranteed by the federal government, with counter-guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, on August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, in October 2010, for an aggregate principal amount of U.S.$6,208 million; and (iv) the Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million.

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

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. The expenses related to personnel assigned by us to other São Paulo state government entities in 2020, 2019 and 2018 amounted to R$2.1 million, R$4.9 million and R$8.9 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.01 million in 2020 and R$0.1 million in 2019 and 2018.

Non-operating Assets

As of December 31, 2020 and 2019, we had an amount of R$3.6 million related to a land and lending structures.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation. Both we and our employees make contributions to SABESPREV pension plans. We contributed R$21.7 million, R$22.5 million and R$20.8 million in 2020, 2019 and 2018, respectively. On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit. We have commenced studies to manage this deficit and have also created a new, Defined Contribution Plan (SABESPREV Mais). Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members. Contributions to the new plan are also shared between plan members and us, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins. This balance consists of contributions and profitability obtained when applying resources. We intended to have members of the old plan migrate their reserves to the new plan. This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex-employees. In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made. This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan. In September 2012, the judge presiding over the case ordered a financial expert inspection and in early 2013 a financial expert was appointed to the case. The results of this inspection were unfavorable to the representative entities for our employees and ex-employees and in 2016 the proceeding was dismissed, revoking the interim decision made in October 2010.

In 2016, participants were again offered the ability to migrate according to the rules established by the regulatory authority. The Retiree and Pensioner Association filed a judicial proceeding questioning the amounts that were transferred from the benefits plan to the individual accounts of the participants who migrated to the Defined Contribution Plan. On March 14, 2018, the judge presiding over the case held that the adjustment of the Defined Benefit Plan’s actuarial deficit was permitted and terminated the lawsuit related to the migration process of members from the Defined Benefit Plan to the Defined Contribution Plan.

Our adhesion to SABESPREV’s fixed contribution plan ended on December 1, 2019 and on January 1, 2020 the fixed contribution plan operated by Fundação CESP, a closed supplementary pension entity and private health plan operator, came into force. The new plans are open to new employees and to those who do not subscribe to SABESPREV’s pension plans.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$6.4 million, R$5.3 million and R$4.1 million in 2020, 2019 and 2018, respectively, and it refers to salaries and other short-term benefits management. An additional R$1.4 million, R$1.3 million and R$0.5 million related to the bonus program was accrued to executive officers in 2020, 2019 and 2018.

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

As of December 31, 2020, the principal and interest balance of this agreement was R$9.4 million and R$23.9 million, recorded as current and non-current assets under “Other Accounts Receivable.”

The loan agreement originally expired on April 30, 2015, was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low-income families, of which 80% of the capital expenditures should be provided by the São Paulo state government and 20% by us.

The 2020 program brought more comfort and health to 29.7 thousand families (104 thousand people) with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure to these households.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired. At the beginning of 2021, negotiations for renewing the program with the Secretariat for Infrastructure and the Environment were resumed.

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

Civil Public Actions Related to Environmental Matters

We are subject to administrative and judicial proceedings, including proceedings initiated by CETESB, the State of São Paulo Public Prosecutor Office and non-governmental organizations. These proceedings result from alleged environmental damage and relief sought against us includes: (i) cessation of the release of raw sewage into certain local bodies of water; (ii) remedies, in some cases, for environmental damages that have not yet been specified and evaluated by the court’s technical experts; (iii) requirements to install and operate sewage treatment facilities in locations referred to in the civil public actions; and (iv) imposition of a limit on water extracted from the water springs most affected by the water crisis. In certain cases, we are subject to daily fines for non-compliance. In our response to these lawsuits, we note that the installation and operation of sewage treatment facilities in locations referred to in the civil public actions is included in our investment plan. There have already been unfavorable judicial decisions against us and their effects may include: (i) early execution of works or services that were considered for execution in future years in our long-term investment plan; (ii) payments related to environmental indemnification; and (iii) a negative impact on our image in national and international markets and in public bodies.

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.14 to our financial statements included in this annual report. As of December 31, 2020, we have provisions totaling R$249.6 million for the matters stated in Note 20 to our financial statements included in this annual report.

Other Legal Proceedings

On December 30, 2003, the Civil Entity Coordination Committee of Piracicaba filed a civil class action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims relief for: (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system. In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility. We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited. The amount involved in this proceeding as of December 31, 2020 is R$27.9 billion. We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

On May 18, 2016, the Public Prosecutor’s Office of the State of São Paulo filed a Public Civil Action combined with a preliminary injunction, requesting, in summary that: (i) we cease to dispose of untreated domestic and industrial sewage through a marine outfall in Santos Bay, under penalty of paying a daily fine; and (ii) we pay environmental and public health damages as a result of the disposal of untreated sewage in Santos Bay, calculated as of the date of installation of the marine outfall until the date we implement more advanced sewage treatment mechanisms. In October 2017, the lawsuit was dismissed by the lower court. The Prosecutor’s Office appealed the decision, which was rejected in November 2019. Subsequently, the Prosecutor’s Office appealed to the High Court of Justice, which rejected on procedural grounds. We are currently awaiting judgment of the case by the Supreme Court. The amount involved in this proceeding as of December 31, 2020 is R$3.3 billion. We have assessed that we do not have a current obligation as a result of this past event, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be offset against the legal reserve. As of December 31, 2020, 2019 and 2018 the balance of our legal reserve was R$1,417.1 million, R$1,368.4 million and R$1,200.0, respectively, which was equal to 9.4%, 9.1% and 8.0%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws. Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders. Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2020, 2019 and 2018 we had an investment reserve of R$6,751.3 million, R$6,098.6 million and R$3,840.4 million, respectively.

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

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995 of December 26, 1995, as amended. The amount of tax-deductible interest that may be paid is calculated by applying the daily pro rata variation of the government’s long-term interest rate (TJLP) on the shareholders’ equity during the relevant period and cannot exceed the greater of:

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting. Consequently, the amount of R$231.2 million recognized as of December 31, 2020 correspond to the minimum established by law of 25.0% of the net income and the difference of R$40.8 million will be recorded in 2021 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2020, 2019 and 2018 earnings. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2020	272.0	June 28, 2021	0.40	0.40
2019	941.0	May 29, 2020	1.38	1.38
2018	792.2	June 28, 2019	1.16	1.16

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law, our bylaws and our dividend policy. Our board of directors may propose the distribution of interest on shareholders’ equity, calculated based on our semi-annual or quarterly financial statements. The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares. The proposed distribution of dividends should consider (i) the need for investments to universalize basic sanitation services; (ii) the achievement of our corporate purpose, as set forth in our bylaws; (iii) the cash generation and cash requirements; and (iv) our economic and financial sustainability. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

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

Trading on the B3 is conducted between 10:00 a.m. to 5:55 p.m. The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the “after market.” The after-market session is restricted to certain stocks that were traded in the portfolios IBOV and/or IBrX and that were traded on the same day during the regular negotiation. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution No. 4,373/2014 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non-Brazilian holders through a private transaction. See “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373/2014.

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADRs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10.D. Exchange Controls.”

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

This right of withdrawal may also be exercised in the event that the entity resulting from a stock merger as described above, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such transaction was approved.

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

General shareholders’ meetings shall be called, convened and deliberated under Brazilian Corporate Law to address all matters of interest to the company. General shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business, and the first call should be made at least 15 days prior to the meeting. In our case, the first call is made 30 days in advance, as recommended by the CVM. The second call should be made at least 8 days in advance, if quorum is not reached, pursuant to the Brazilian Corporate Law.

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

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•	election and dismissal of the members of our board of directors and our fiscal committee, if the shareholders have requested the setup of the latter;
•	approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal committee;
•	amendment of our bylaws;
•	approval of our merger, consolidation or spin-off;
•	approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;
•	granting stock awards and approval of stock splits or reverse stock splits;
•	approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;
•	approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;
•	authorization to delist from the Novo Mercado and to become a private company, except if the cancellation is due to a breach of the Novo Mercado;
•	regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;
•	approval of our management accounts and our financial statements;
•	approval of any primary public offering of our shares or securities convertible into our shares; and
•	deliberate upon any matter submitted by the board of directors.

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

Investment Reserve

Our investment reserve is composed specifically of internal funds for expansion of water and sewage service systems. As of December 31, 2020, we had an investment reserve of R$6,751.3 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital. Any accumulated deficit may be charged against the legal reserve. As of December 31, 2020, the balance of our legal reserve was R$1,417.1 million.

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

Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs— Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations.”

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

A non-Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the common shares under CMN Resolution 4,373/2014 or as a foreign direct investment under Law No. 4,131/1962.

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

Taxation of Gains

Gains realized on disposition of common shares are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by a non-Brazilian holder to a resident or person domiciled in Brazil. This is due to the fact that the common shares can be considered assets located in Brazil for purposes of Law No. 10,833/2003.

Thus, gains, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed on a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or
•	are subject to income tax at a rate of 15% in the case of gains realized by a Non-Brazilian Holder that (1) is not a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and
•	are subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction.

In these cases, a withholding income tax at a rate of 0.005% will be applied and can later be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373/2014 holder that is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; (ii) a flat rate of 25.0% for a non-Brazilian holder that is a resident of or domiciled in a Nil or Low Taxation Jurisdiction; (iii) progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), for all other non-Brazilian holders. If these gains are related to transactions conducted on the Brazilian non-organized-over-the-counter market with intermediation, withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the non-Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange.

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the common shares by a non-Brazilian holder of common shares will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

There is no assurance that the current preferential treatment for non-Brazilian holders of common shares under CMN Resolution No. 4,373/2014 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs should not be subject to Brazilian tax. As mentioned above, according to Law No. 10,833/2003 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

In case the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a non-Brazilian holder to a resident in Brazil or even to a non- Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

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

Discussion on Low or Nil Taxation Jurisdictions

On June 24, 2008, Law No. 11,727/2008 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules. In this conception, privileged tax regimes are more comprehensive than tax havens. A “privileged tax regime” is considered to be a jurisdiction which: (i) does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non- resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions. On 2014 the Brazilian Revenue Service Ordinance 488 was published, reducing from 20% to 17% the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

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

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks or other financial institutions, tax-exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors in a pass-through entity, persons owning 10% or more of our stock, or persons whose “functional currency” is not the U.S. dollar.

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

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company Rules” below. Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, Medicare tax on net investment income, state, local or non-U.S. tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

Certain dividends received by certain non-corporate U.S. holders may be eligible for preferential tax rates so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a PFIC for U.S. federal income tax purposes in the year of distribution or the prior year. We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC for the current taxable year. We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADSs remain listed on the NYSE. Based on existing guidance, however, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be eligible for this treatment, because the common shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own tax advisors about the application of this preferential tax rate to dividends paid directly on common shares.

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

Our website is located at http://www.sabesp.com.br and our investor relations website is located at http://www.ri.sabesp.com.br. (These URLs are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.)

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

Exchange Rate Risk

As of December 31, 2020 and 2019, R$3,547.8 million and R$6,358.8 million, or 20.6% and 48.0%, respectively, of our debt obligations were denominated in foreign currencies. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and Yen-denominated debt that would have resulted as of December 31, 2020, 2019 and 2018 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and Yen against the real would have been approximately R$35.5 million, R$63.6 million and R$66.7 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$354.8 million, R$635.9 million and R$666.9 million as of December 31, 2020, 2019 and 2018, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2020, 2019 and 2018 were as follows:

Year ended December 31,
	2020	2019	2018
			(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	28.9	4.0	17.1
Depreciation (appreciation) of the real in relation to the Yen	35.7	5.3	20.0

We have not contracted derivative financial instruments in the years ended December 31, 2020, 2019 and 2018.

For further information regarding foreign currency risk, see Note 5.1(a) to our 2020 financial statements included in this annual report.

As of December 31, 2020, 2019 and 2018, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2020 and 2019, R$1,624.3 million, or 9.4%, and R$1,680.3 million, or 12.7%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR. In addition, as of December 31, 2020 and 2019, R$7,891.9 million, or 45.7%, and R$1,881.9 million, or 14.2%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI. As of December 31, 2020 and 2019, R$863.6 million and R$2,837.9 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2020 and 2019, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$396.4 million and R$2,253.2 million as of December 31, 2020 and 2019, respectively, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$172.6 million, R$132.4 million and R$131.5 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2020, 2019 and 2018, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,725.9 million, R$1,324.5 million and R$1,315.3 million as of December 31, 2020, 2019 and 2018, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2020. For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2020 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

As of December 31, 2020
Expected maturity date
	2021	2022	2023	2024 and after	Total	Average annual interest rate
(in millions, except percentages)
Assets
Cash equivalents denominated in reais	396.4	-	-	-	396.4

Liabilities
Long-term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	141.4	140.8	134.2	1,207.9	1,624.3	7.8%
Floating rate, denominated in reais indexed by TJLP	243.1	210.9	198.4	866.8	1,519.2	7.9%
Floating rate, denominated in reais indexed by IPCA	189.6	130.3	112.1	1,762.2	2,194.2	9.4%
Floating rate, denominated in reais indexed by CDI	2,033.1	645.7	769.4	4,443,5	7,891.9	3.5%
Fixed rate, denominated in reais	67.5	43.8	37.6	332.2	481.1
Floating rate, denominated in U.S. dollars	130.5	125.0	124.0	484.1	863.6	3.3%
Fixed rate, denominated in Yen	229.0	213.1	213.2	2,029.0	2,684.3	1.5%

Total long-term debt	3,034.4	1,509.6	1,588.9	11,125.7	17,258.6	4.9%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which was 0.00% per month as of December 31, 2020; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 1.90% per annum as of December 31, 2020; IGP-M was 23.14% per annum as of December 31, 2020; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 4.55% per annum as of December 31, 2020.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

As of December 31,
	2020	2019	2018
Floating rate debt:
Denominated in U.S. dollars	2,5%	19.0%	22.2%
Denominated in reais	76.7%	48.0%	45.0%
Fixed rate debt:
Denominated in reais	2.7%	4.0%	4.3%
Denominated in Yen	15.6%	16.0%	15.5%
Denominated in U.S. dollars	2.5%	13.0%	13.0%
Total	100.0%	100.0%	100.0%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

In the United States, our common shares trade in the form of ADSs. Following a ratio change effected on January 24, 2013, each ADS represents one common share of our company. Following a stock split which took place on April 25, 2013, we issued two new ADSs for each ADS currently trading and distributed them to our holders on April 29, 2013. The ADSs are issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement. The ADSs commenced trading on the NYSE on May 10, 2002.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing common shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS or portion thereof (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS or portion thereof per calendar year (in addition to any cash distribution fee that the depositary has collected during the year)	Depositary services
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares
Expenses of the depositary	Cable, telex and facsimile transmissions expenses (when expressly provided in the deposit agreement) Expenses of the depositary in converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur in connection with the establishment, administration and maintenance of the ADS facility, including but not limited to, NYSE annual stock exchange listing fees, and other DR program-related expenses. The depositary has also agreed to pay its standard out-of-pocket expenses for providing services to registered DR holders, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, U.S. IRS tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone calls.

The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2020

From January 1, 2020 to December 31, 2020, we received reimbursements in the amount of US$517,563.98 for expenses incurred by us related to the administration and maintenance of the ADS facility, including but not limited, any DR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a)-15(e), as of the year ended December 31, 2020.

As a result of this analysis, our principal executive officer and principal financial officer concluded that (i) our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2020; (ii) that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms; and (iii) that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control - Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2020, we maintained effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting. That report is included below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2020, and our report dated April 27, 2021 expressed an unqualified opinion on those financial statements.

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

/s/ Grant Thornton Auditores Independentes

São Paulo, Brazil

April 27, 2021

D.	Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors has determined that Eduardo de Freitas Teixeira qualifies as an “audit committee coordinator” , Reinaldo Guerreiro as Financial Expert as defined for the purposes of this Item 16A in Item 16 of Form 20-F. Eduardo de Freitas Teixeira and Reinaldo Guerreiro are “independent director” within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and conduct called the Code of Conduct and Integrity, which applies to all of our employees, including our directors, chief executive officer, chief financial officer and investor relations and head of accounting, as well as our suppliers and third-party contractors. To ensure compliance with the Code of Conduct and Integrity, we have an Ethics Commission and an external Whistle-Blower Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints. The external channel can receive anonymous whistle blowing. The results of the investigations are forwarded to the Audit Committee. Recurring cases are reported to the Ethics Commission, which urges the related departments to develop preventive actions. In 2020, 155 events were reported to the Whistle-Blower Channel. During 2020, 39 of our employees or outsourced employees received penalties (11 warnings, five suspensions and 23 dismissals). Our Ethics Commission is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics and Integrity for all of our employees. Our Code of Conduct and Integrity is available on our web site at http://www.sabesp.com.br at the following location: Investor Relations – Corporate Governance. If we amend the provisions of our Code of Conduct and Integrity, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address. You can obtain copies of our Code of Ethics and Integrity, without charge, upon request to sabesp.ri@sabesp.com.br.

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

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2020. Grant Thornton Auditores Independentes’ activity began with the review of our interim financial information for the third quarter of 2020.

KPMG Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2019, 2018, 2017, and 2016.

The following table presents the aggregate fees for professional services and other services rendered to us by Grant Thornton Auditores Independentes and KPMG Auditores Independentes in 2020 and 2019:

Year ended December 31,
	2020	2019
		(in millions of reais)
Audit Fees(1)	1.7	2.9
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	1.7	2.9

(1)	Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Except as disclosed above, KPMG Auditores Independentes and Grant Thornton Auditores Independentes did not provide any non-audit services to us.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 7, 2020, we retained Grant Thornton Auditores Independentes as our new independent registered public accounting firm to audit our financial statements, replacing KPMG Auditores Independentes.  KPMG Auditores Independentes did not resign, decline to stand or was dismissed but rather the appointment of Grant Thornton Auditores Independentes occurred due to the expiry of our contract with KPMG Auditores Independentes, which was limited to 60 months in compliance with legislation applicable to us (Clause 57 of Law No. 8,666/93). The decision to engage Grant Thornton Auditores Independentes was approved by our audit committee at a meeting on September 8, 2020 and by our board of directors at a meeting on September 17, 2020.

KPMG Auditores Independentes’ audit reports to our financial statements for 2019 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the financial years ended December 31, 2019 and 2018 and through September 17, 2020, we had no disagreements with KPMG Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Auditores Independentes, would have caused KPMG Auditores Independentes to make reference to the subject matter of such disagreements in its reports on our financial statements and ICFR - Internal control Over Financial Reporting for such periods.

During the fiscal years ended December 31, 2020, and 2019 and the subsequent interim period through March 31, 2021, neither we nor anyone acting on our behalf has consulted with Grant Thornton Auditores Independentes regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to us that Grant Thornton Auditores Independentes concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F, other than these matters in the ordinary course of the audit.

We have provided KPMG Auditores Independentes with a copy of this annual report prior to its filing with the SEC and requested that KPMG Auditores Independentes furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F. A copy of KPMG Auditores Independentes’s letter to the SEC dated April 27, 2021 is included as Exhibit 15.1 to this annual report.

Prior to the engagement of Grant Thornton Auditores Independentes as our independent registered public accounting firm, we had not previously consulted with Grant Thornton Auditores Independentes regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that Grant Thornton Auditores Independentes was engaged.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/16 established that at least 25% of the members of the board of directors must be independent. Under the Novo Mercado Regulations, our board of directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee. Additionally, Brazilian Corporate Law, Federal Law No. 13,303/16 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors. However, they do not require that we have a majority of independent directors, as required under the NYSE rules. Under our current bylaws, approved on April 27, 2018, our board of directors must have a minimum of seven members, and 25% of the board must be independent, as established by Federal Law No. 13,303/16 and as defined under Novo Mercado Regulations. Currently, six of our ten directors are independent, pursuant to the Novo Mercado Listing Regulations and Federal Law No. 13,303/16. We believe these rules provide adequate assurances that our directors are independent.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision. According to this Law, up to one-third of the members of the board of directors can be elected from management. Our bylaws provide that the CEO shall integrate the Board of Directors, while holding such position. All other members of our board of directors meet the NYSE’s definition of “non-management” directors. There is no requirement in the Brazilian Corporate Law that non-management directors meet regularly without management. However, the Internal Charter of the Board of Directors establishes that, by resolution of the Chairman of the Board, meetings may be held exclusively for external directors, without the presence of executives. Our board of directors consists of seven non-management directors.

Fiscal Council

Under the Brazilian Corporate Law, the Conselho Fiscal, or fiscal council, is a corporate body independent of management and a company’s external auditors. The fiscal council may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law and Federal Law No. 13,303/16 (the Brazilian State-owned Companies Law). Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements. The audit committee is also responsible for supervising all matters relating to the Code of Ethics and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy. The audit committee comprises three members appointed by the board of directors, and, pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution. The members of the audit committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the board of directors. In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of his or her term. The current members of our audit committee are Eduardo de Freitas Teixeira, Reinaldo Guerreiro and Francisco Vidal Luna. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Eduardo de Freitas Teixeira is the committee’s “coordinator “ and Reinaldo Guerreiro as financial expert within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Code of Ethics and Integrity

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.

However, Federal Law No. 13,303/16, State Decree 62,349/16 and the Novo Mercado Regulations require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We adopt and disclose a Code of Ethics and Integrity which complies with the requirements made by the Brazilian laws and regulations, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules.

We have had a Code of Ethics and Integrity since 2006, and the latest version was approved by the Board of Directors in February 2021. It is available on https://ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/, and on the Brazilian Securities Commission (www.cvm.com.br).

The Code of Conduct and Integrity is introduced to Company’s Officers, Board of Directors, Board of Auditors, Audit Committee, Eligibility and Counselling Committee and to all the other employees during the integration program which is tailored to their positions.

Moreover, we require our suppliers and other related third-party to comply with our Code of Ethics and Integrity as well and the non-compliance acts are subjected to sanctions under the contract and other measures according to applicable laws and regulations.

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

The program currently consists of a set of internal mechanisms and procedures related to integrity, monitoring and incentives to report irregularities. The program also focuses on the effective implementation of the Code of Ethics and Integrity as well as other policies and guidelines aimed at preventing fraud, corruption and other harmful acts against public administration.

We periodically review our management of anti-fraud and anti-corruption measures, consolidating the measures in a structured corporate program. In 2020, we concluded the cycle of mapping and analyzing the risks of fraud and corruption and of the controls necessary to the business profile. We reviewed 14 macroprocesses with greater exposure to the risks of fraud and corruption, totaling 51 assessed processes. Our current portfolio has 19 risks. For risks classified as moderate to critical, we implement mitigating actions.

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

In 2020, we also conducted online training on Preventing and Combating Fraud and Corruption based on national and international standards to disseminate best practices and adopt a culture of integrity for our employees. We also train our directors, officers and members of the Fiscal Council on issues related to corporate governance and integrity and we provide specific training for employees who work in the complaints investigation process.

Further, we provide the Trust Channel, which is a tool made available to employees make inquiries on any questions related to the ethical behavior within our business. We ensure confidentiality and anonymity to whoever uses this tool.

We also provide complaint hotlines to report cases of fraud, corruption, unlawful acts, breaches of the Code of Ethics and Integrity and other activities that could harm our interests and principles. This information is available and is easily accessible and identifiable on our website. Anonymity is guaranteed in all cases, except when there is a court decision to the contrary.

For related-party transactions, the establishment of special purpose vehicles or when required, background checks are adopted in order to detect information relating to history and reputation, relationships with public agencies or agents, company corporate structure and restrictive lists, including corruption proceedings and investigations, to ensure that the terms and conditions of the transaction do not result in a material risk of violation of applicable anti-corruption laws.

Among the compliance practices, we encourage the adoption of integrity measures among our suppliers by providing contractual clauses to ensure compliance with ethical standards and the prohibition of fraud and corruption practices, in addition to monitoring related party transactions.

Our department responsible for the application and improvement of the Compliance Program acts with autonomy, independence and impartiality and reports to the CEO. Depending on the individuals involved in the allegations, the department may file a report to the Board of Directors, Fiscal Committee and Audit Committee, to which it also makes periodical reports on its activities.

As a result of our efforts, we did not register any corruption cases in 2020.

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

ITEM 19.	EXHIBITS

 (a)       Index to Financial Statements

(b)       List of Exhibits

Item	Description
1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on December 9, 2019).
2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”).
4.2*	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).
4.7*	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on June 28, 2004).
4.8*	Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Form 6-K filed on February 25, 2008).
4.9*	Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Form 6-K filed on December 23, 2008).
4.10*	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).
4.11*	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6-K filed on March 12, 2008).
4.12*	Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English translation) (incorporated by reference to the Form 6-K filed on May 12, 2008).
4.14*	The Audit Committee Charter dated September 20, 2018 (English translation) (incorporated by reference to the Form 6-K filed on November 30, 2018).
4.15*	Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.16*	Contract to provide public water supply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.17*	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6-K filed on April 15, 2015).
4.18*	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).
4.19*	First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).
11.1*	Code of Conduct and Integrity dated February 25, 2021 (English translation) (incorporated by reference to the Form 6-K filed on April 21, 2021).

12.1	Certification of Benedito Pinto Ferreira Braga Junior, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Benedito Pinto Ferreira Braga Junior, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from KPMG Auditores Independentes to the SEC dated April 27, 2021 regarding the change in independent public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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

Date: April 27, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2020 and 2019

And for the years ended

December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Opinion on the financial statements

We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2020, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 27, 2021 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

1. Provisions for environmental claims (Notes 3.14, 6.2 (e) and 20)

The Company is a defendant in judicial and administrative environmental lawsuits, arising from the normal course of its operations, related to fines applied by public and competent authorities on potential environmental damage caused by the Company in the municipalities where it operates. This area requires critical judgments and evaluations made by management, supported by its legal counsel, in determining the estimates related to the recognition of liabilities, measurement of involved amounts, evaluation of the likelihood of loss in the various disputes and appropriate disclosure of existing lawsuits and litigations (contingent liabilities), in view of their relevance in relation to the financial statements.

The environmental claims classified as probable loss and subject to a provision recorded in the financial statements amounted to approximately R$ 250 million as of December 31, 2020. Additionally, the contingent environmental liabilities, classified as possible, therefore, not subject to recognition of a provision according to the IFRS, came to approximately R$ 6 billion as of December 31, 2020.

Certain laws and regulations in Brazil have a high level of complexity and, therefore, the measurement, recognition, classification and disclosure related to such lawsuits require a certain level of judgment by the Company’s management for the recognition of loss estimates and disclosures in its financial statements and, for this reason, we consider this issue to be a critical area in our audit approach.

The primary procedures we performed to address this critical audit matter included:

•	Tested management’s process for determining the amounts recorded and disclosed related to the amounts of environmental judicial claims, which included evaluating the design and operating effectiveness of the internal controls over the Company’s environmental judicial claims financial reporting and disclosures, including controls related to the review and approval of the determination of the likelihood of loss and estimated loss amounts;
•	Obtained and evaluated letters from the Company’s legal advisors in relation to the environmental lawsuits, including their assessment of the likelihood of loss and estimates of potential payments in the event of loss. We compared these assessments and estimates to those used by the Company and evaluated the sufficiency and adequacy of the Company’s provisions and disclosures.
•	Evaluated the data, critical assumptions and methodology used by the company’s specialist, to determine the amounts recorded and disclosed related to the company’s environmental judicial claims;
•	Evaluated whether the assumptions used were reasonable considering the past performance of the Company´s claims experience.
•	Evaluated the disclosures made in the financial statements regarding the adherence to the applicable standards;

/s/ Grant Thornton Auditores Independentes

We have served as the Company’s auditor since 2020.

São Paulo, Brazil

April 27, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Board of Directors of and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the Company) as of December 31, 2019, the related statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accouting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

We served as the Company’s auditor from 2016 to 2020.

/S/ KPMG Auditores Independentes

São Paulo - Brazil

April 30, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2020 and 2019

Amounts in thousands of reais

Assets	Note	December 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	7	396,401	2,253,210
Financial investments	8	3,411,146	-
Trade receivables	10 (a)	2,204,029	2,137,752
Accounts receivable from related parties	11 (a)	168,054	192,906
Inventories		104,848	70,454
Restricted cash	9	35,742	26,018
Recoverable taxes	18 (a)	22,672	141,266
Other assets		97,946	74,532
Total current assets		6,440,838	4,896,138

Noncurrent assets
Trade receivables	10 (a)	246,957	215,275
Accounts receivable from related parties	11 (a)	638,591	657,990
Escrow deposits		164,942	177,982
Water and Basic Sanitation National Agency – ANA		26,463	32,466
Other assets		148,164	119,646

Investments	12	63,417	53,187
Investment properties	13	46,274	47,562
Contract assets	14	7,969,164	7,617,714
Intangible assets	15	34,405,575	32,325,447
Property, plant and equipment	16	268,251	314,393

Total noncurrent assets		43,977,798	41,561,662
Total assets		50,418,636	46,457,800

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2020 and 2019

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2020	December 31, 2019
Current liabilities
Trade payables and contractors		263,741	369,631
Borrowings and financing	17	3,034,449	2,859,843
Accrued payroll and related taxes		410,943	594,279
Taxes and contributions	18 (b)	266,819	250,318
Interest on capital	24 (b)	231,611	800,352
Provisions	20 (a)	760,209	550,247
Services payable	22	453,750	474,078
Public-Private Partnership - PPP	15 (g)	130,207	110,291
Program Contract Commitments	15 (c) (iv)	162,541	273,932
Other liabilities		185,860	170,453
Total current liabilities		5,900,130	6,453,424

Noncurrent liabilities
Borrowings and financing	17	14,224,175	10,384,866
Deferred income tax and social contribution	19	320,716	433,996
Deferred Cofins and PASEP		149,444	143,693
Provisions	20 (a)	492,093	485,561
Pension obligations	21 (b)	2,868,594	3,360,932
Public-Private Partnership - PPP	15 (g)	3,045,066	3,183,689
Program Contract Commitments	15 (c) (iv)	68,939	103,321
Other liabilities		555,775	272,535
Total noncurrent liabilities		21,724,802	18,368,593

Total liabilities		27,624,932	24,822,017

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		8,194,706	7,547,954
Other comprehensive loss		(401,002)	(912,171)
Total equity	24	22,793,704	21,635,783
Total equity and liabilities		50,418,636	46,457,800

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2020, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	Note	2020	2019	2018

Net operating revenue	28 (b)	17,797,541	17,983,654	16,085,094
Operating costs	29	(11,179,667)	(10,137,637)	(9,086,456)

Gross profit		6,617,874	7,846,017	6,998,638

Selling expenses	29	(751,286)	(803,404)	(693,480)
Allowance for doubtful accounts	29	(444,826)	(128,099)	(166,727)
Administrative expenses	29	(1,051,181)	(1,187,844)	(996,877)
Other operating income (expenses), net	31	107,656	(18,748)	28,591
Equity results of investments in affiliaties	12	14,136	3,701	6,510

Profit from operations before finance income (expenses) and income tax and social contribution		4,492,373	5,711,623	5,176,655

Financial expenses	30	(1,324,759)	(1,173,425)	(807,967)
Financial revenues	30	336,731	372,842	446,302
Exchange result, net	30	(2,178,343)	(233,098)	(902,671)

Financial result, net		(3,166,371)	(1,033,681)	(1,264,336)

Profit before income tax and social contribution		1,326,002	4,677,942	3,912,319

Income tax and social contribution
Current	19 (d)	(460,721)	(1,155,463)	(852,655)
Deferred	19 (d)	108,037	(154,962)	(224,596)
		(352,684)	(1,310,425)	(1,077,251)
Profit for the year		973,318	3,367,517	2,835,068
Earnings per share – basic and diluted (in reais)	25	1.42	4.93	4.15

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2020, 2019 and 2018

Amounts in thousands of reais

	Note	2020	2019	2018
Profit for the year		973,318	3,367,517	2,835,068
Other comprehensive income (loss)		511,169	(363,076)	(10,994)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	21 (b)	511,152	(363,059)	(10,994)
Other		17	(17)	-
Total comprehensive income for the year		1,484,487	3,004,441	2,824,074

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2020, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009
Net income for the year		-	-	-	-	2,835,068	-	2,835,068
Actuarial gains (losses)	21 (b)	-	-	-	-	-	(10,994)	(10,994)
Total comprehensive income for the year		-	-	-	-	2,835,068	(10,994)	2,824,074
Legal reserve	24 (b)	-	141,755	-	-	(141,755)	-	-
Investments reserve capitalized	24 (b)	5,000,000	-	(5,000,000)	-	-	-	-
Interest on capital (R$0.9851 per share)	24 (b)	-	-	-	-	(673,328)	-	(673,328)
2017 additional proposed dividends, approved (R$0.07833 per share)		-	-	-	(53,539)	-	-	(53,539)
Additional proposed dividends	24 (b)	-	-	-	118,859	(118,859)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	(58,528)	-	-	(58,528)
Transfer to investments reserve		-	-	1,901,126	-	(1,901,126)	-	-
Balances as of December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	-	(549,095)	19,551,688

Net income for the year		-	-	-	-	3,367,517	-	3,367,517
Actuarial gains (losses)	21(b)	-	-	-	-	-	(363,076)	(363,076)
Total comprehensive income for the year		-	-	-	-	3,367,517	(363,076)	3,004,441
Legal reserve	24 (b)	-	168,376	-	-	(168,376)	-	-
Interest on capital (R$1.17012 per share)	24 (b)	-	-	-	-	(799,785)	-	(799,785)
2018 additional proposed dividends, approved (R$0.08827 per share)		-	-	-	(60,331)	-	-	(60,331)
Additional proposed dividends	24 (b)	-	-	-	141,203	(141,203)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(60,230)	-	-	(60,230)
Transfer to investments reserve	24 (e)	-	-	2,258,153	-	(2,258,153)	-	-
Balances as of December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	-	(912,171)	21,635,783

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2020, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Net income for the year		-	-	-	-	973,318	-	973,318
Actuarial gains (losses)	21 (b)	-	-	-	-	-	511,169	511,169
Total comprehensive income for the year		-	-	-	-	973,318	511,169	1,484,487
Legal Reserve	24 (b)	-	48,666	-	-	(48,666)	-	-
Interest on shareholder's equity (R$0.33820 per share)	24 (b)	-	-	-	-	(231,163)	-	(231,163)
2019 additional proposed dividends, approved (R$0.11847 per share)		-	-	-	(80,973)	-	-	(80,973)
Additional proposed dividends	24 (b)	-	-	-	40,806	(40,806)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(14,430)	-	-	(14,430)
Transfer to investments reserve	24 (e)	-	-	652,683	-	(652,683)	-	-
Balances as of December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	-	(401,002)	22,793,704

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2020, 2019 and 2018

Amounts in thousands of reais

	December 31, 2020	December 31, 2019	December 31, 2018
Cash flow from operating activities
Profit before income tax and social contribution	1,326,002	4,677,942	3,912,319
Adjustments for:
Depreciation and amortization	2,037,112	1,780,094	1,392,541
Residual value of property, plant and equipment, intangible assets and investment properties written-off	16,590	45,434	24,974
Bad debt expense	444,826	128,099	165,433
Agreement signed with the municipality of Mauá	(280,774)	-	-
Agreement signed with the municipality of Santo André	-	(1,336,908)	-
Agreement signed with the municipality of Guarulhos	-	-	(928,014)
Provisions and inflation adjustment	444,090	384,620	111,940
Interest calculated on borrowings and financing payable	559,931	568,679	563,902
Inflation adjustment and exchange gains (losses) on borrowings and financing	2,267,179	280,526	982,072
Interest and inflation adjustment on liabilities	20,931	46,038	30,103
Interest and inflation adjustment on assets	(46,946)	(39,547)	(64,046)
Finance charges from customers	(344,513)	(364,291)	(289,321)
Construction margin on intangible assets arising from concession agreements	(86,477)	(65,172)	(63,013)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	1,684	(130,345)	80,245
Share of profit of investees	(14,136)	(3,701)	(6,510)
Interest and monetary restatement (PPP)	424,639	397,576	-
Provision from São Paulo agreement	142,232	135,013	135,735
Pension plan obligations	136,585	267,423	243,569
Other adjustments	5,283	5,863	33,349
	7,054,238	6,777,343	6,325,278
Changes in assets
Trade receivables	(213,084)	(72,538)	(71,679)
Accounts receivable from related parties	83,419	26,358	39,919
Inventories	(34,394)	(4,858)	20,075
Recoverable taxes	(342,127)	239,437	(104,118)
Escrow deposits	35,630	(12,302)	(1,639)
Other receivables	(36,264)	(1,966)	11,760
Changes in liabilities
Trade payables and contractors	(248,404)	(349,037)	(176,826)
Services payable	(162,560)	(114,957)	(89,988)
Accrued payroll and related taxes	(185,020)	159,794	(103,488)
Taxes and contributions payable	384,676	63,276	(4,829)
Deferred Cofins/PASEP	5,751	2,863	10,648
Provisions	(227,596)	(241,674)	(297,282)
Pension obligations	(123,014)	(221,784)	(217,000)
Other liabilities	(13,306)	(92,637)	122,214
Cash generated from operations	5,977,945	6,157,318	5,463,045

Interest paid	(626,625)	(737,326)	(732,048)
Income tax and social contribution paid	(373,112)	(1,222,747)	(888,077)
Net cash generated from operating activities	4,978,208	4,197,245	3,842,920
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,299,657)	(3,195,247)	(2,132,559)
Restricted cash	(9,724)	5,882	(13,078)
Financial investments	(3,411,146)	-	-
Investment increase/(decrease)	(5,734)	240	(1,136)
Purchase of property, plant and equipment	(42,407)	(78,159)	(50,645)
Dividends received	-	-	8,131
Net cash used in investing activities	(6,768,668)	(3,267,284)	(2,189,287)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2020, 2019 and 2018

Amounts in thousands of reais

	December 31, 2020	December 31, 2019	December 31, 2018

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	4,777,474	1,793,388	1,634,553
Payment of loans	(3,244,099)	(2,148,198)	(1,678,748)
Payment of interest on capital	(890,095)	(739,996)	(653,393)
Public-Private Partnership - PPP	(543,346)	(548,079)	(178,333)
Program Contract Commitments	(166,283)	(63,057)	(31,568)
Net cash used in financing activities	(66,349)	(1,705,942)	(907,489)

Increase / (decrease) in cash and cash equivalents	(1,856,809)	(775,981)	746,144

Represented by:
Cash and cash equivalents at the beginning of the year	2,253,210	3,029,191	2,283,047
Cash and cash equivalents at the end of the year	396,401	2,253,210	3,029,191
Increase / (decrease) in cash and cash equivalents	(1,856,809)	(775,981)	746,144

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the State of São Paulo. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2020, the Company operated water and sewage services in 375 municipalities of the State of São Paulo, 342 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and services contracts, except for the municipalities of Guarulhos, Mauá, Mogi das Cruzes, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2020	December 31, 2019

Total municipalities that have already signed contracts (*)	342	325
Balance – intangible and contract assets	39,440,568	35,990,087
Percentage of intangible and contract assets	93.08%	90.10%
Revenue from sanitation services (excluding construction revenue)	14,406,803	13,700,777
Percentage of revenue from sanitation services (excluding construction revenue)	95.05%	84.92%

Municipalities with expired:	8	21
Balance – intangible and contract assets	264,931	1,637,878
Percentage of intangible and contract assets	0.63%	4.10%
Revenue from sanitation services (excluding construction revenue)	39,088	451,603
Percentage of revenue from sanitation services (excluding construction revenue)	0.26%	2.80%

Municipalities with concession agreements due by 2030:	25	27
Balance – intangible and contract assets	1,436,529	1,181,172
Percentage of intangible and contract assets	3.39%	2.96%
Revenue from sanitation services (excluding construction revenue)	597,483	588,628
Percentage of revenue from sanitation services (excluding construction revenue)	3.94%	3.65%

Municipality of São Paulo:
Percentage of intangible and contract assets	37.94%	43.37%
Percentage of revenue from sanitation services (excluding construction revenue)	44.58%	44.48%

(*) Includes the municipality of Tapiratiba, which signed a contract in October 2019, to begin operating in April 2020.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The Company operates in the municipality of Juquitiba under an authorization by public deed, which are valid and governed by the Brazilian Civil Code. Revenue from sanitation services (excluding construction revenue) of this municipality totaled R$ 6,056 as of December 31, 2020 (R$ 5,616 as of December 31, 2019 and R$ 5,786 as of December 31, 2018) and the total amount of intangible and contract assets for this municipality was R$ 77,014 as of December 30, 2020 (R$ 80,563 as of December 31, 2019).

The Company's shares have been listed in the “Novo Mercado” (New Market) segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Economic instability worsened by COVID-19

The global economic instability worsened in early 2020 with the outbreak of a new coronavirus, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP has been taken several preventive measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented a number of preventive measures so that its employees are not exposed to situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) anticipation of the influenza and pneumonia vaccination campaign, (iv) closing of all branches that assist the public, concentrating services in the digital channels, to protect customers and employees; among others. The Company also took all necessary preventive measures so that employees with strategic functions can work without increasing the risk of contamination, thus ensuring the continuity in the provision of essential services.

Some of the economic and financial consequences arising from the COVID-19 pandemic include the following adverse effects:

(i)	high exchange volatility and increase in new funding costs;

(ii)	change in the mix of billed volume due to the increase in the residential category and decrease in the public, commercial, industrial categories, which have higher average tariffs, leading to a reduction in the total average tariff and, consequently, in revenues from customers in the commercial, industrial and public categories, in the amount of approximately R$ 804.5 million from January to December 2020 (R$ 215.0 million from October to December 31, 2020);

(iii)	postponement of the tariff adjustment from May 11 to August 15, 2020, with an estimate net impact of R$ 37.6 million on the operating revenue from May to December 2020;

(iv)	increase in default and in the expectation of higher future losses, due to the decrease in the municipalities’ revenue and the increase in bankruptcy petitions, which negatively impacted estimated losses by R$ 316.7 million from January to December 2020 compared to January to December 2019 (R$ 17.8 million from October to December 2020 compared to October to December 2019); and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(v)	payment exemption of water and sewage bills for consumers in the Residential Social and Residential Favela categories in all operated municipalities from April 1 to September 15, 2020, reducing revenue by R$ 116.9 million from January to September 2020, compared to the same periods in 2019.

Opposed to the adverse effects, there were positive effects, such as the increase in revenues from residential customers (except for the social and favela categories), in the amount of R$ 840.3 million from January to December 2020 (R$ 249.3 million from October to December 2020), and the postponement of the payment of 50% of the Regulation, Control and Inspection Fee (TRCF) from May to December 2020, for settlement in 24 installments beginning January 2021, with effect of R$ 24.0 million from May to December 2020.

Because of the adverse effects, in order to preserve the economic and financial sustainability, the Company adjusted budget by reducing expenses and, on April 27, 2020, July 10, 2020 and December 15, 2020, it held the 25th, 26th and 27 th issue debentures in the amounts of R$ 1.45 billion, R$ 1.05 billion and R$ 1.00 billion, respectively and also on December 7, 2020 it raised R$ 0.95 billion with IDB INVEST. As of April 28, 2020, the Company concluded the translation of a debt contracted with the Inter-American Development Bank (IDB), from US$ 494.6 million to R$ 2,810.9 million, reducing its exposure to the variation of the US dollar. In addition, as of September 30, 2020, the Company early amortized Eurobonds in the amount of R$ 1,910.1 million (US$ 357.8 million) to further reduce currency exposure and in November 2020, it signed a contract of R$ 950 million with IDB INVEST.

Management expects that the initiatives implemented because of the above-mentioned impacts, in addition to the inclusion of retail services to municipalities previously served on a wholesale basis (Guarulhos, Santo André and Mauá), improved water security, due to the works carried out, and the credit lines contracted for purposes of investments, will be sufficient to meet its commitments and not compromise the Company’s operating and financial continuity.

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Federal Law 14,026/2020, known as the New Legal Framework for Basic Sanitation, with 18 vetoes. These vetoes were analyzed on March 17, 2021. The new law expands competition in the sector, by extinguishing program contract.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. It also granted the Water and Basic Sanitation National Agency (ANA) with authority to edit reference rules to regulate sanitation with a view to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

In this new context, the Company understands it has some competitive advantages, given that: i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework, ii) it has access to public capital and major exposure to the private capital market, favoring the maintenance and/or expansion of the operated base iii) it has high governance level and iv) it has contracts signed with the granting authority that ensure 95% of the revenue.

Approvals

The financial statements were approved by Management on April 27, 2021.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

3.2 Financial assets and liabilities

Financial Asset - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2020 and 2019, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•	Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water and Basic Sanitation National Agency – ANA. Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which is initially measured at transaction price, as it contains no financing items, and is subsequently measured at amortized cost.

Financial Liabilities - Classification

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Impairment of financial assets

Trade receivables

Due to the charactheristics of the Company’s accounts receivable such as (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing the expected credit loss based on the total asset’s useful life.

The methodology to calculate allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. For estimate purposes, it also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and its default history, which did not result in a correlation between them.

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

3.3 Operating income

(a)        Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as the water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Revenues are recognized based on IFRS 15 (Revenue from Contracts with Customers), which establishes a five-step model applicable over revenue from a contract with a customer. Revenues are recognized when the Company: i) it identifies the contracts with customers; ii) it identifies the different obligations in the contract; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

(b)       Construction revenue

Revenue from concession construction contracts is recognized in accordance with IFRS 15 (Revenue from Contracts with Customers) and IFRIC 12 (Service Concession Arrengements), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as contract assets, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

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

3.6 Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

3.7 Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment losses, when necessary. Interest, other finance charges and inflationary effects resulting from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment, in this case, for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, required a substantial period to get ready for its intended use or sale. The Company defined that this period is higher than 12 months, based on the completion period of the works, given that most of them take in average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 16 (a). Land is not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized in other operating income (expenses) in the income statement.

3.8 Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of the Company.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

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

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other works on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to the concessions, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Investments made and not recovered through rendering of services, in cases where there is the right to receive the residual value of the assets at the end of the contract, must be indemnified by the concession grantor, with cash or cash equivalents or also, in general with the contract extension. These investments are amortized by the useful life of asset.

The details referring to amortization of intangible assets are described in Note 15 (c).

Law 11,445/2007 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services. Although Law 14,026/2020 the New Legal Sanitation Framework, has been approved by the Brazilian President with a veto on the renewal of program contracts, such vetoes had not been voted until December 31, 2020, for to this reason the Company maintained the investments made in the concessions recorded under intangible assets.

(b)       Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized as expenses when incurred.

3.9 Impairment of non-financial assets

Property, plant and equipment, intangible assets and other noncurrent assets with defined useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability to public sanitation services through tariffs or indemnity.

3.10 Trade accounts payable and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date and are, otherwise, being presented as noncurrent liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

3.11 Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings and financing are stated at amortized cost, as presented in Note 17. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the end of the reporting date.

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

3.13 Salaries, payroll charges and contributions

Salaries, vacations, Christmas bonus, profit sharing and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

The profit sharing plan for its employees is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation, and is recorded on the accrual basis period as operating cost, selling and administrative expenses or capitalized in assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

3.14 Provisions, legal obligations, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined by considering the nature of the obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right. Escrow deposits not linked to the related obligations are recorded in noncurrent assets. Escrow deposits are adjusted by the indexes defined by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

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

Current taxes

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate of 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. The Company periodically evaluates and measures the positions taken in the income tax return with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Deferred taxes

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

3.18 Pension obligations

(a)       Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby. The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflow is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.20 Leases

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (j)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5), which are recorded in the income statement recognized as an expense when incurred.

3.21 Other current and noncurrent assets and liabilities

Other assets are stated at acquisition cost, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

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

3.23 Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date, when the effects are significant.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

3.24 Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations effective for periods beginning on or after January 1, 2020

New standards and revisions

Standard	Description	Impact

Amendments to IFRS 3 – Definition of a Business

Clarifies that even though businesses usually have outputs (“products”), products are not required for an integrated set of activities and assets in order to qualify as business. In order to qualify as a business, an acquired set of activities and assets must include at least one input and a substantive process that together contribute significantly to the capacity of creating products.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 1 and IAS 8 – Definition of Material

The purpose of the amendments is to facilitate the understanding of the definition of material in IAS 1 and not to change the underlying concept of materiality in the IFRS Standards. The concept of “hidden” material information with immaterial information was included as part of the new definition.

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

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Standard	Description	Impact

IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will supersede IFRS 4 Insurance Contracts.	The Company does not expect effects from adopting this standard.
Amendments to IFRS 10 - Consolidated Statements and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]	Clarify situations that involve the sale or contribution of assets between an investor and its associates or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current[2]

These amendments to IAS 1 only affect the presentation of liabilities as current or non-current in the statement of financial position and not the amount or the time of recognition of any asset, liability, income or expense, or the information disclosed on such items. In addition, clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by the expectations on whether an entity will exercise its right to postpone the settlement of the liability and introduce the definition of 'settlement' to clarify that settlement refers to the transfer to a counterparty, of cash, equity instruments, other assets or services.

The Company does not expect any impacts from this standard.
Amendments to IFRS 3 – Reference to the Conceptual Framework[1]

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. The amendments also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the acquirer applies this standard to identify whether there is an obligation at the acquisition date arising from past events. For a tax within the scope of IFRIC 21 - Taxes, the acquirer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition date. Finally, the amendments add an explicit statement that the acquirer does not recognize contingent assets acquired in a business combination.

The Company does not expect effects from this standard.
Amendments to IAS 16 – Proceeds Before Intended Use[1]

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, i.e. proceeds to bring the asset to the location and in the condition necessary for it to be able to operate as intended by the Company. Consequently, the entity recognizes these proceeds from the sale and corresponding costs in the result and measures the costs of these items in accordance with IAS 2 - Inventories.

The amendments further clarify the meaning of “testing whether an asset is functioning properly”. Currently, IAS 16 determines this as assessing whether the technical and physical performance of the asset is such that it can be used in the production or supply of goods or services, for rent to third parties, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements should disclose the amounts of resources and costs included in income corresponding to items produced that are not a product of the entity's ordinary activities, and which items in the statement of comprehensive income include these resources and costs.

The Company does not expect effects from this standard.
Amendments to IAS 37 – Onerous Contracts – Cost of Compliance with the Contract[1]

The amendments specify that the contract's "compliance cost" comprises costs directly related to the contract, these being the incremental costs of compliance with that contract (e.g., employees or materials) and the allocation of other costs directly related to contract compliance (for example, allocation of depreciation expenses to an item of property, plant and equipment used to fulfill the contract).

These amendments apply to contracts for which the entity has not yet fulfilled all of its obligations at the beginning of the annual period in which the entity applies the changes for the first time. The comparative amounts are not restated. Instead, the entity shall recognize the cumulative effect of the initial adoption of the changes as adjusting the opening balance of retained earnings (or another component of shareholders' equity, as applicable) on the date of initial adoption.

The Company does not expect effects from this standard.

Annual improvements to IFRSs: 2018-2020 Cycle Amendments to IFRS 1 – First-time Adoption of International Financial Reporting Standards[1], IFRS 9 – Financial Instruments[1], IFRS 16 – Leases and IAS 41 – Biological Assets and Agricultural Product[1]

•  IFRS 1 – Initial Adoption of International Accounting Standards - provides for an additional measure for a subsidiary that becomes an initial adopter after its parent company with respect to accounting for accumulated translation differences.

•  IFRS 9 – Financial Instruments - clarifies that when applying the “10%” test to assess whether the financial liability should be written off, the entity includes only the fees paid or received between the entity (debtor) and the creditor, including fees paid or received by the entity or creditor on behalf of the other party.

•  IFRS 16 – Leases - this amendment excludes the example of reimbursement of improvements to third-party properties. Since the amendment is only an illustrative example, no effective date is defined.

•  IAS 41 – Biological Assets and Agricultural Product - the amendment excludes the requirement for entities to exclude cash flows for taxation when measuring fair value.

The Company does not expect effects from this standard.

1 Effective for annual periods beginning on or after January 1, 2022.

2 Effective for annual periods beginning on or after January 1, 2023.

3 The effective date of the amendments has not yet been defined by IASB.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of R$ 3,563,170 as of December 31, 2020 (R$ 6,382,009 as of December 31, 2019). Below, the Company’s exposure to exchange risk:

	December 31, 2020		December 31, 2019
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	167,479	870,338	1,051,881	4,239,817
Borrowings and financing – Yen	52,969,560	2,671,255	56,452,885	2,097,225
Interest and charges from borrowings and financing – US$		5,540		32,242
Interest and charges from borrowings and financing – Yen		16,037		12,725
Total exposure		3,563,170		6,382,009
Borrowing cost – US$		(12,342)		(20,173)
Borrowing cost – Yen		(2,966)		(3,038)
Total foreign-currency denominated borrowings (Note 17)		3,547,862		6,358,798

The 44.2% decrease in foreign currency-denominated debt from December 31, 2019 to December 31, 2020 results from the exchange risk management carried out by the Company in 2020, in view of the uncertain scenario and was mainly impacted by the following factors:

•	Exchange of foreign currency to local currency of the BID 2202 contract, in the amount of R$ 2,810,907 (US$ 494,617 thousand);

•	Final amortization of Eurobonds, in the amount of R$ 1,910,124 (US$ 357,763 thousand), corresponding to principal plus interest and charges.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The decrease was partially offset by the appreciation of the US dollar and Yen against the Real, as shown in the following table:

	December 31, 2020	December 31, 2019	Variation
US$	R$ 5.1967	R$ 4.0307	28.9%
Iene	R$ 0.05043	R$ 0.03715	35.7%

As of December 31, 2020, the amount of R$ 2,247,544 was recorded in liabilities related to exchange rate variation of borrowings and financing contracts (R$ 288,678 as of December 31, 2019). As of December 31, 2020, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$ 356,317 (R$ 638,201 as of December 31, 2019), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

The Company understands that scenarios 25% and 50% are reasonable, given the instability of the real against the U.S. dollar and the Yen. Depreciation came to 28.9% and 35.7%, respectively, in 2020.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of December 31, 2020 in US$ - Liabilities	167,479	167,479	167,479

US$ rate as of December 31, 2020	5.1967	5.1967	5.1967
Exchange rate estimated according to the scenario	5.0000	6.2500	7.5000
Differences between the rates	0.1967	(1.0533)	(2.3033)

Effect on net financial result R$ - gain/(loss)	32,943	(176,406)	(385,754)

Net currency exposure as of December 31, 2020 in Yen - Liabilities	52,969,560	52,969,560	52,969,560

Yen rate as of December 31, 2020	0.05043	0.05043	0.05043
Exchange rate estimated according to the scenario	0.05125	0.06406	0.07687
Differences between the rates	(0.00082)	(0.01363)	(0.02644)

Effect on net financial result R$ - gain/(loss)	(43,435)	(721,975)	(1,400,515)

Total effect on net financial result in R$ - gain/(loss)	(10,492)	(898,381)	(1,786,269)

(*) For the probable scenario in US dollar, the exchange rate estimated for December 31, 2021 was used, pursuant to the BACEN Focus Report of December 31, 2020. For the Yen, the exchange estimated for December 31, 2021 was used, according to B3’s Reference Rates report of December 31, 2020.

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

The table below provides the Company's borrowings and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
	December 31, 2020	December 31, 2019
CDI(i)	7,836,988	1,866,755
TR(ii)	1,619,416	1,675,203
IPCA(iii)	2,176,547	1,366,134
TJLP(iv)	1,517,657	1,381,342
LIBOR(v)	870,337	2,829,073
Interest and charges	164,439	105,667
Total	14,185,384	9,224,174

(i) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii) TR – Interest Benchmark Rate

(iii) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness

As of December 31, 2020, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes would have been R$ 141,854
(R$ 92,242 as of December 31, 2019) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)       Credit risk

Credit risk arises from cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2020 are the carrying amounts of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10 and 11.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA
Banco BV	-	Aa3.br	brAAA
Banco BTG Pactual S/A	AA(bra)	Aa2.br	brAA+

The table below shows the rating assessment released by the Fitch agency, for deposit transactions and financial investments in local currency (R$ - domestic rating):

	December 31, 2020	December 31, 2019
Cash and cash equivalents and financial investments
AA(bra)	2,662,685	2,193,725
AAA(bra)	891,243	41,992
Other (*)	253,619	17,493
	3,807,547	2,253,210

(*) This category includes current accounts and investment funds in banks whose balances were not significant in 2019. The amount of R$ 253,066 referring to Banco BV (no classification) was recorded in 2020.

(c)       Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	2021	2022	2023	2024	2025	2026 onwards	Total
As of December 31, 2020

Liabilities
Borrowings and financing	3,439,199	1,994,506	2,019,520	2,177,923	1,672,201	9,828,487	21,131,836
Accounts payables to suppliers and contractors	263,741	-	-	-	-	-	263,741
Services payable	453,750	-	-	-	-	-	453,750
Public-Private Partnership – PPP	404,800	405,132	405,444	350,342	333,148	4,256,084	6,154,950
Program Contract Commitments	163,798	33,287	33,287	1,045	1,045	13,133	245,595

Cross default

The Company has borrowings and financing agreements including cross default clauses, e.g., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses and the more restrictive are showed in Note 17 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with IFRS 7, in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2020, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

December 31, 2020
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	3,778,252	3.0000%(*)	3.7500%	4.5000%
Financial income		113,348	141,684	170,021

Liabilities
CDI	(7,836,988)	3.0000%(*)	3.7500%	4.5000%
Interest to be incurred		(235,110)	(293,887)	(352,664)

CDI net exposure	(4,058,736)	(121,762)	(152,203)	(182,643)

Liabilities
TR	(1,619,416)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(2,176,547)	3.3200%(*)	4.1500%	4.9800%
Expenses to be incurred		(72,261)	(90,327)	(108,392)

TJLP	(1,517,657)	4.5500%(*)	5.6875%	6.8250%
Interest to be incurred		(69,053)	(86,317)	(103,580)

LIBOR	(870,337)	0.1900%(**)	0.2375%	0.2850%
Interest to be incurred		(1,654)	(2,067)	(2,480)

Total expenses to be incurred, net		(264,732)	(330,916)	(397,098)

(*) Source: CDI and IPCA (BACEN Focus Report, December 31, 2020) and long-term interest rate as of December 31, 2020 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
5.2	Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity as shown in the statement of the financial position plus net debt.

	December 31, 2020	December 31, 2019

Total borrowings and financing (Note 17)	17,258,624	13,244,709
(-) Cash and cash equivalents (Note 7)	(396,401)	(2,253,210)
(-) Financial investments (Note 8)	(3,411,146)	-

Net debt	13,451,077	10,991,499
Total equity	22,793,704	21,635,783

Total capital (shareholders + providers of capital)	36,244,781	32,627,282

Leverage ratio	37%	34%

As of December 31, 2020, the leverage ratio reached 37% compared to 34% as of December 31, 2019, mainly due to the increase in net debt resulting from new borrowings and financing, as well as the increase in foreign currency debts resulting from the depreciation of the real against the Yen and the U.S. dollar, which impacted borrowings and financing in foreign currency.

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

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA, accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	396,401	396,401	2,253,210	2,253,210
Financial investments	3,411,146	3,411,146	-	-
Restricted cash	35,742	35,742	26,018	26,018
Trade receivables	2,450,986	2,450,986	2,353,027	2,353,027
Water National Agency – ANA	26,463	26,463	32,466	32,466
Other receivables	246,110	246,110	194,178	194,178

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$806,645 as of December 31, 2020 (R$850,896 as of December 31, 2019), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 11 to the financial statements. Part of this balance, in the amount of R$732,391 (R$747,579 as of December 31, 2019), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

The agreement with the municipality of Mauá was recorded considering the Level 3 fair value hierarchy, due to the fact that this transaction is unobservable under market conditions, i.e., the inputs were not based on market data. All recurring and non-recurring transactions carried out by the Company, when classified at Level 3, are assessed by SABESP’s Controllership, in order to assess unobservable data and any valuation adjustments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,258,624	17,702,649	13,244,709	13,937,611
Accounts payables to suppliers and contractors	263,741	263,741	369,631	369,631
Services payable	453,750	453,750	474,078	474,078
Program contract commitments	231,480	231,480	377,253	377,253
Public-Private Partnership - PPP	3,175,273	3,175,273	3,293,980	3,293,980

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financing have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for those types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to the entities in general, with such long-term characteristic, is usually restricted to BNDES.

(iv)	Other financing in local currency are considered by carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates + Libor’s future rate, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2020.

(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2020.

(vii)	Lease and finance lease based on IFRS 16 correspond to instruments valued at their carrying amount restated until the maturity date, and are indexed by a fixed contractual rate. Thus, the Company discloses the amount recorded as of December 31, 2020 as market value.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

6	Key accounting estimates and judgments

The preparation of the financial statements requires management to make certain judgments (except for those involving estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and which may present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1 Key accounting judgments in the application of accounting policies

The Company assessed the main accounting policies that involve judgments, except those that involve estimates, and concluded that none of them have a significant effect.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

6.2 Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and have greater complexity, as well as those in which assumptions and estimates are significant for the financial statements are disclosed as follows:

(a)	Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c) ), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.2 and 3.4.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts historical, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and expectation of future losses. Although the Company believes that the assumptions used are reasonable, actual results may be different.

(b)	Intangible assets arising from concession agreements and program contracts

The Company recognizes as intangible assets those arising from concession agreements and estimates the fair value of constructions and other infrastructure works to record the cost of intangible assets, which are recognized upon the construction of the infrastructure, and it is likely that such asset will generate future economic benefits. Most of the service agreements executed with the granting authority is regulated by service agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the residual balance of the concession intangible assets, which, in this case, is amortized over the useful life of the respective physical assets.

Intangible assets under Concession Agreements, Service Agreements and Program Contracts, when there is no right to receive the residual balance of the asset at the end of the contract, are amortized on a straight-line basis according to the useful life of the asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.8 and 15.

The recognition of the fair value of the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
(c)	Pension Plan Obligations – Pension Plans

The Company sponsors a defined benefit plan and the defined contribution plan, as described in Notes 3.18 and 21.

Defined pension plan obligations recognized in the statement of financial position consist of the present value of the defined benefit obligation on the reporting date less the fair value of the plan’s assets. The obligation of such benefit is calculated on an annual basis by independent actuaries, using the projected credit unit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates compatible with market returns, which are denominated in the currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(d)	Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations calculated according to Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Deferred tax assets and liabilities are recorded based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes3.16 and 19.

(e)	Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.14 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted to take into consideration changes in the circumstances involved.

(f)	Unbilled revenue

The recognition of unbilled revenue correspond to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

7	Cash and cash equivalents

	December 31, 2020	December 31, 2019

Cash and banks	74,033	176,497
Cash equivalents	322,368	2,076,713
Total	396,401	2,253,210

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of cash equivalents corresponds to 95.82% of CDI in December 2020 (98.02% in December 2019).

8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

December 31, 2020
Banco BV	253,066
Banco Itaú S/A	354,296
Banco Bradesco S/A	506,136
Banco BTG Pactual S/A	354,299
Banco do Brasil S/A	1,943,349
3,411,146

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The average yield of financial investments corresponds to 98.95% of CDI in December 2020.

9	Restricted cash

	December 31, 2020	December 31, 2019

Agreement with the São Paulo municipal government (i)	29,599	17,068
Brazilian Federal Savings Bank – escrow deposits (ii)	272	2,245
Other	5,871	6,705
	35,742	26,018

(i)	Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)	Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

10	Trade receivables

(a)       Financial position balances

	December 31, 2020	December 31, 2019
Private sector:
General (i) and special customers (ii)	1,663,738	1,505,150
Agreements (iii)	398,367	378,341

	2,062,105	1,883,491
Government entities:
Municipal	473,201	472,666
Federal	3,859	2,805
Agreements (iii)	333,740	277,047

	810,800	752,518
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,582	3,278
São Caetano do Sul	18,808	9,871

Total wholesale customers – Municipal governments	22,390	13,149

Unbilled supply	713,310	745,884

Subtotal	3,608,605	3,395,042
Allowance for doubtful accounts	(1,157,619)	(1,042,015)

Total	2,450,986	2,353,027

Current	2,204,029	2,137,752
Noncurrent	246,957	215,275

	2,450,986	2,353,027

(i)	General customers - residential and small and mid-sized companies;

(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

(iii)	Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements;

(iv)	Wholesale basis customers - municipal governments - This balance refers to invoices issued as a result of services provided to municipalities, which are responsible for distributing to, billing and charging final customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Agreement with the municipality of Mauá

On June 16, 2020, the Company entered into a debt payment and receipt Consent Decree with the Municipality of Mauá (“Mauá”) and the Mauá Basic Sanitation (SAMA), aiming to settle SAMA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

On the same date, the São Paulo State, the Municipality of Mauá and SABESP signed the Public Utility Service Agreement to Provide Water Supply in the Municipality of Mauá, through which the São Paulo State and the Municipality of Mauá granted SABESP the right to provide services for 40 years.

As a result of the signature of the service provision agreement, the amounts due by Mauá and SAMA, of R$ 725,533 corresponding to receivables for the provision of water supply in the wholesale and R$ 85,918 to the compensation of assets due to the resumption of water supply and sewage services by the municipality in 1996, were given in exchange for the transfer of water supply services for a period of 40- years, the fair value of which being estimated at R$ 280,774. As a result of this transaction, the corresponding intangible asset was recognized against profit (loss) for the year at the fair value of the asset received, since the assets given in the exchange had not been recognized for not meeting the criteria for revenue recognition.

In view of the service transfer, the Company contributed R$ 2,500 to settle administrative costs arising from the end of SAMA’s activities, recorded in intangible assets, for being a necessary cost for acquisition of the concession, against current liabilities.

The contract provides for a quarterly transfer of four percent (4%) of the amount collected in the municipality by SABESP, less Cofins/Pasep, ARSESP’s Regulatory, Control and Oversight Fee (TRCF) and any charges levied on revenue, to be paid in up to 30 days after the publication of SABEP’s quarterly financial results. These transfers will start with the beginning of operations.

Credits in court, in the form of registered warrants, will be maintained as performance bond of the Consent Decree and will be reduced based on the term of the Contract.

The measurement of the fair value of the transaction with the municipality of Mauá was classified as level 3 fair value in its initial recognition, using the discounted cash flow technique considering the present value of such net cash flows expected from water supply services for a period of 40 years, taking into consideration the following main assumptions:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

•	Average tariff and average volume of water and sewage by economy based on SAMA’s average consumption histogram, referring to the period between January and December 2018;

•	Indirect revenue based on historical data of the municipalities operated by SABESP in the Metropolitan Region of São Paulo;

•	Average unit cost of the Metropolitan Region of São Paulo with synergy, due to economies of scale and the use of existing structures at SABESP (administrative and operational);

•	Personnel costs – in the first two years, considering the payment of employees assigned by SAMA;

•	Costs and Investments in the integrated metropolitan supply system prorated based on the volume of water supplied to the municipality;

•	Exclusive investments by the municipality following the Municipal Sanitation Plan;

•	Additional investments to be made by the municipality and paid by SABESP, corresponding to 4% of net revenue as of the first year; and

•	Projected cash flow discount rate – 8.11% p.a. (WACC).

The Company initiated operations in the municipality of Mauá in November 2020.

(b)       The aging of trade receivables is as follows

	December 31, 2020	December 31, 2019

Current	1,793,104	1,762,606
Past-due:
Up to 30 days	340,760	330,488
From 31 to 60 days	177,103	164,913
From 61 to 90 days	120,488	86,765
From 91 to 120 days	88,323	58,971
From 121 to 180 days	113,060	81,003
From 181 to 360 days	82,365	33,206
Over 360 days	893,402	877,090
Total past-due	1,815,501	1,632,436
Total	3,608,605	3,395,042

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The increase in the past-due balance was mainly due to the increase in defaults by private customers.

(c)       Allowance for doubtful accounts

	December 31, 2020	December 31, 2019	December 31, 2018

Balance at beginning of the year	1,042,015	1,099,442	1,067,973
Additions	176,776	54,064	61,315
Recoveries	(61,172)	(111,491)	(29,846)

Balance at the end of the year	1,157,619	1,042,015	1,099,442

Reconciliation of estimated/historical losses of income	December 31, 2020	December 31, 2019	December 31, 2018

Write-offs	(329,512)	(179,929)	(184,555)
(Losses)/reversal with state entities - related parties	290	(5,597)	1,294
(Losses) with private sector / government entities	(176,776)	(54,064)	(61,315)
(Losses)/reversal with wholesale customers	-	-	(29,458)
Recoveries	61,172	111,491	107,307

Amount recorded expense (Note 29)	(444,826)	(128,099)	(166,727)

Expenses with estimated losses increased from R$ 128,099 in 2019 to R$ 444,826 in 2020 due to the increase in the level of defaults due to the economic instability of the country worsened by COVID-19.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The Company does not have customers representing 10% or more of its total revenues.

11	Related-Party Balances and Transactions

(a)       Accounts receivable, interest on capital payable, revenue and expenses with São Paulo

	December 31, 2020	December 31, 2019
Accounts receivable
Current:
Sanitation services (i)	109,078	131,851
Allowance for losses (i)	(39,127)	(39,417)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	22,726	31,584
- GESP Agreement – 2015 (iv)	75,377	68,888

Total current	168,054	192,906

Noncurrent:
Agreement for the installment payment of sanitation services	4,303	10,883
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	634,288	647,107

Total noncurrent	638,591	657,990

Total receivables from shareholders	806,645	850,896

Assets:
Sanitation services	74,254	103,317
Reimbursement of additional retirement and pension benefits (G0)	732,391	747,579

Total	806,645	850,896

Liabilities:
Interest on capital payable to related parties	116,180	401,963

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
	2020	2019	2018

Revenue from sanitation services	501,756	556,574	501,146
Payments received from related parties	(520,881)	(546,365)	(509,672)

Receipt of reimbursement referring to Law 4,819/58	(173,874)	(152,112)	(173,516)

(i)	Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii) of this Note.

The Company recognized R$ 39,127 as of December 31, 2020 (R$ 39,417 as of December 31, 2019 and R$ 33,820 as of December 31, 2018) as allowance for losses.

(ii)	Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) the São Paulo State recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from State of São Paulo to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

See additional information about the Go plan in Note 21 (b) (ii).

As a result of a court decision, the responsibility for making the payments returned to SABESP.

(iii)	GESP Agreement

On December 11, 2001, the Company, the State of São Paulo (through the State Department of Finance Affairs, currently Department of Finance and Planning) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Infrastructure and Environment (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between State of São Paulo and the Company related to sanitation services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba Mirim, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by State of São Paulo. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. See additional information in item (iv) below.

On March 22, 2004, the Company signed the first amendment to the GESP Agreement, settling the amounts due by the State of São Paulo for water supply and sewage services provided, monetarily adjusted through February 2004; and formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the State of São Paulo as of December 31, 2003, monetarily adjusted through February 2004; and defining the payment conditions of the remaining liabilities of the State of São Paulo for the receipt of the water supply and sewage services.

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment. In December 2012 the last installment was paid.

On November 17, 2008, State of São Paulo, SABESP and DAEE signed the third amendment to the GESP Agreement, through which State of São Paulo recognized a debt balance payable to SABESP of R$915,251, monetarily adjusted until September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement and offered to State of São Paulo a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The remaining debit balance of R$ 218,967 was fully settled in 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and State of São Paulo entered into an agreement to pay the amounts receivable, totaling R$ 696,283 (more information in item (iv) of this note).

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

(iv)	GESP Agreement - 2015

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$ 1,012,310, of which R$ 696,283 refer to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 corresponding to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

•	The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing on March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609,109, payable in 156 monthly installments, was adjusted by IPCA (Extended Consumer Price Index) until the initial payment date, on April 5, 2017. As of this date, installments are being adjusted by IPCA plus simple interest of 0.5% per month.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

•	If the transfer of Reservoirs is not possible, the São Paulo State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit of R$ 316,027 in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

As of December 31, 2020, the balance receivable totaled R$ 75,377 in current assets (R$ 68,888 as of December 31, 2019) and R$ 634,288 in noncurrent assets (R$ 647,107 as of December 31, 2019).

(v)	Disputed Amounts

As mentioned before, on November 17, 2008 the Company and the São Paulo State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

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

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (B3) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and State of São Paulo. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the best course of action to the Company and to its shareholders than waiting until the end of the lawsuit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2020 and 2019, the disputed amounts between SABESP and State of São Paulo, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,281,409 and R$ 1,195,217, respectively. The Company recorded allowances for doubtful accounts for such amounts.

(vi)	Actuarial liability

The Company also recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of Plan G0. As of December 31, 2020 and 2019, the amounts corresponding to the actuarial liability totaled R$ 2,549,541 and R$ 3,046,255, respectively. For more information on additional retirement and pension benefits, see Note 21 (b).

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

As of December 31, 2020, the Company recorded R$ 17,255 and R$ 73,660 in Other Liabilities, under current and noncurrent liabilities, respectively (in December 31, 2019, R$ 16,653 and R$ 87,231). In 2020, the amount of R$ 17,813 was paid.

(c)       Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(d)       Guarantees

The São Paulo State provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(e) Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the São Paulo State Government, whose expenses are fully charged. In 2020, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 2,108 (R$ 4,881 in 2019 and R$ 8,903 in 2018).

In 2019, the expenses related to personnel assigned by other entities to SABESP were R$ 13 (In 2019 and 2018, the expenses related to personnel assigned by other entities to SABESP were R$ 139 and R$ 116, respectively.

(f)       Non-operating assets

As of December 31, 2020 and 2019, the Company had an amount of R$ 3,613 related to a land and lent structures.

(g) SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2020 amounted to R$ 319,053 (R$ 314,677 as of December 31, 2019), according to Note 21 (b).

(h) Compensation of Management Key Personnel and Fiscal Council

The compensation of the Executive Officers, members of the Audit Committee and Boards of Directors and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines of the State Capital Defense Council (CODEC) and is defined at the Annual Shareholders’ Meeting, as per article 152 of Brazilian Corporation Law.

CODEC defines that the proposal for global and individual compensation of the statutory bodies for publicly held companies listed in B3’s Novo Mercado segment, controlled by the State, must be prepared by the Board of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Directors under the Company’s Bylaws, within the scope of the Institutional Compensation Policy and submitted for approval of the Annual Shareholders’ Meeting.

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council and Executive Board receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, healthcare, private pension, annual rest (with the characteristic of paid leave of thirty (30) calendar days, with additional payment corresponding to one third of the monthly fees for such rest), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, in accordance with the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times Management’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation of the members of Management and Fiscal Council totaled R$ 6,426 and R$ 5,344 in 2020 and 2019, respectively.

Additional amounts of R$ 1,439 and R$ 1,348, referring to the executive officers’ bonus program, were paid in 2020 and 2019, respectively.

(i)       Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2020, the balance of principal and interest of this agreement totaled R$ 9,420 and R$ 23,866, recorded under current assets and noncurrent assets, respectively, in “Other assets” (R$ 34,992 in noncurrent assets on December 31, 2019), at CDI + 1.2% p.a. As of January 27, 2020, the Company received R$ 3,000, of which R$ 1,231 for amortization of principal and R$ 1,769 for amortization of interest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The loan agreement originally matured on April 30, 2015 but was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(j) “Se Liga na Rede” (Connect to the Network Program)

The São Paulo State enacted the State Law no. 14,687/2012, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of December 31, 2020, the program total amount was R$ 130,436 (R$ 117,272 as of December 31, 2019), there was no balance receivable as of December 31, 2020 and 2019 from related parties. The amount of R$78,262 (R$ 65,099 as of December 31, 2019) was recorded in the group of intangible assets and R$ 52,174 was reimbursed by the São Paulo State (R$ 52,174 as of December 31, 2019) from the beginning of the program until December 31, 2020.

12	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – IFRS 11).

The Company holds interest recognized by the equity accounting in the following investees:

(a)	Sesamm

As of August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a period of 30 years from the date the concession agreement with the municipality for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

On October 30, 2019, ECS shares were transferred to GS Inima Brasil. After the acquisition was completed, SABESP continues to hold 36% of the shares and GS Inima now holds 64%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Sesamm's capital as of December 31, 2020, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value.

The operations initiated in June 2012.

(b)	Águas de Andradina

As of September 15, 2010, the Company, Águas de Andradina S.A. was incorporated, with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2020, the capital of Águas de Andradina totaled R$ 17,936, divided into 17,936,174 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%.

The Company pledges as guarantee 100% of its shares in Águas de Andradina as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

(c)	Águas de Castilho

As of October 29, 2010, the Company, Águas de Castilho, was incorporated for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2020, the company’s capital was R$ 2,785, and was represented by 2,785,225 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

The Company pledges as guarantee 100% of its shares in Águas de Castilho as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

(d)	Attend Ambiental

As of August 23, 2020, Attend Ambiental S/A was incorporated with the purpose of implementing and operating a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2020, the capital totaled R$ 37,677, and was represented by 37,677,245 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

The operations initiated in December 2014.

(e)	Aquapolo Ambiental S/A.

As of October 8, 2009, the Company, Aquapolo Ambiental S.A., was incorporated for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex of Capuava and the metropolitan region of São Paulo.

As of December 31, 2020, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest.

The Company pledges as guarantee to the loan acquired through the issuance of debentures, 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

(f)	Paulista Geradora de Energia

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

As of December 31, 2020, the capital of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

As of December 31, 2020, operations had not initiated yet.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Saneaqua Mairinque

As of June 14, 2010, the Company, Saneaqua Mairinque S/A, was incorporated with indefinite term, for the purpose of exploring water supply and sewage services of the municipality of Mairinque.

On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734. The amounts corresponding to the equity result were recorded until July 2020.

As of December 31, 2020, the capital of Saneaqua Mairinque totaled R$ 26,127, and was represented by 20,320,227 registered common shares without a par value. SABESP holds a 4.6% interest and BRK 95.4%.

The Company pledges 100% of the interest held in the above-mentioned company as guarantee for the financing obtained by Saneaqua Mairinque.

The operations initiated in October 2010.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

Company	Equity			Dividends distributed	Profit (loss) for the year
	2020	2019	2018	2020	2020	(*)	2019	2018

Sesamm	51,514	45,923	43,547	(1,741)	7,332	-	4,418	5,621
Águas de Andradina	29,576	30,065	24,832	(1,267)	3,403	(2,625)	7,271	2,407
Águas de Castilho	8,533	7,242	6,084	(322)	1,600	13	1,767	1,001
Saneaqua Mairinque[1]	4,013	4,783	5,720	-	(770)	-	(871)	(790)
Attend Ambiental	11,409	7,486	1,426	-	3,958	(35)	(18,217)	(3,743)
Aquapolo Ambiental	41,903	37,772	30,170	(15,000)	19,131	-	16,283	11,413
Paulista Geradora de Energia	6,692	7,144	7,625	-	(452)	-	(481)	(822)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Dividends distributed	Other Comprehensive Income	Reclassification	Equity in the earnings of subsidiaries				Interest percentage
	2020	2019	2020	2020	2020	2020	(*)	2019	2018	2020	2019	2018

Sesamm	18,546	16,533	(627)	-	-	2,640	-	1,591	2,023	36%	36%	36%
Águas de Andradina	8,873	9,020	(380)	-	-	1,020	(787)	2,181	722	30%	30%	30%
Águas de Castilho	2,560	2,172	(97)	-	-	481	4	529	300	30%	30%	30%
Saneaqua Mairinque²	-	1,434	-	17	(1,203)	(248)	-	(262)	(237)	4,6%	30%	30%
Attend Ambiental	5,134	3,369	-	-	-	1,781	(16)	(8,198)	(1,684)	45%	45%	45%
Aquapolo Ambiental	20,532	18,508	(7,350)	-	-	9,374	-	7,979	5,592	49%	49%	49%
Paulista Geradora de Energia	1,673	1,786	-	-	-	(113)	-	(119)	(206)	25%	25%	25%
Total	57,318	52,822	(8,454)	17	(1,203)	14,935	(799)	3,701	6,510
Other investments	6,099	365
Overall total	63,417	53,187

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2019 were issued, including some adjustments, after the Company’s financial statements.

(¹) The amounts presented for 2020 refer to July 31, 2020.

(²) On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734 recorded as “Other investments”. The amounts corresponding to the equity result were recorded until July 2020.

13	Investment properties

	December 31, 2019	Transfers	Depreciation	December 31, 2020

Investment properties	47,562	(1,240)	(48)	46,274

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018	Transfers	Depreciation	December 31, 2019

Investment properties	47,620	(9)	(49)	47,562

	December 31, 2017	Write-offs and disposals	Transfers	Depreciation	December 31, 2018

Investment properties	57,652	(9,995)	13	(50)	47,620

As of December 31, 2020 and 2019, the market value of these properties was approximately R$383,000 and R$386,000, respectively.

14	Contract assets

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

A contract assets is initially recognized at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 15.

	December 31, 2019	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2020 (iii)

Total contract assets	7,617,714	3,984,158	55,706	(3,688,414)	7,969,164

(i)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 1,676 million, R$ 284 million and R$ 228 million, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Guarulhos, Cotia and Praia Grande, in the amounts of R$ 1,414 million, R$ 173 million, R$ 117 million and R$ 115 million, respectively.

(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,727 million, R$ 527 million and R$ 496 million, respectively.

As of December 31, 2020, contract assets includes leases recognized before December 31, 2019 in accordance with IAS 17 amounting to R$ 276,893 (R$ 276,893 as of December 31, 2019). The leases are cost of the works, but are still in progress.

	December 31, 2018	Additions	Write-offs	Transfers	Transfers of works to intangible assets	December 31, 2019

Total contract assets	7,407,948	3,532,283	(4,910)	10,710	(3,328,317)	7,617,714

	January 1, 2018	Additions	Transfers of works to intangible assets	December 31, 2018

Total contract assets	10,387,715	3,188,943	(6,168,710)	7,407,948

15	Intangible assets

(a)       Statement of financial position details

	December 31, 2020			December 31, 2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	671,904	(188,129)	483,775	2,066,459	(571,606)	1,494,853
Concession agreements – economic value	1,446,261	(711,596)	734,665	1,334,531	(621,679)	712,852
Program contracts	23,160,119	(6,799,812)	16,360,307	19,413,768	(5,594,068)	13,819,700
Program contracts – commitments	1,709,757	(338,834)	1,370,923	1,651,434	(286,559)	1,364,875
Services contracts – São Paulo	20,579,676	(5,707,072)	14,872,604	19,217,091	(4,826,328)	14,390,763
Software license of use	978,085	(437,460)	540,625	829,739	(358,033)	471,706
Right of use – other assets	141,782	(99,106)	42,676	113,233	(42,535)	70,698
Total	48,687,584	(14,282,009)	34,405,575	44,626,255	(12,300,808)	32,325,447

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(b)       Changes

	December 31, 2019	Addition	Contract renewal	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	1	(1,031,830)	47,154	1,440	(858)	(26,985)	483,775
Concession agreements – economic value	712,852	-	-	113,320	(1,403)	(42)	(90,062)	734,665
Program contracts (*)	13,819,700	303,472	1,031,830	2,075,268	(51,570)	(5,423)	(812,970)	16,360,307
Program contracts – commitments	1,364,875	58,323	-	-	-	-	(52,275)	1,370,923
Services contracts – São Paulo	14,390,763	20,940	-	1,382,656	(23,645)	(9,990)	(888,120)	14,872,604
Software license of use	471,706	-	-	70,016	78,169	-	(79,266)	540,625
Right of use – Other assets	70,698	28,549	-	-	-	-	(56,571)	42,676
Total	32,325,447	411,285	-	3,688,414	2,991	(16,313)	(2,006,249)	34,405,575

(*) As of December 31, 2020, intangible assets includes leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 269,561 - R$ 76,454 recognized as concession agreements – equity value and R$ 193,107 recognized as program contracts (R$ 292,824 as of December 31, 2019 – R$ 87,266 recognized as concession agreements – equity value and R$ 205,558 recognized as program contracts).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018	First-time adoption of IFRS 16	Addition	Contract renewal	Transfer to indemnities receivable	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2019*
Intangible right arising from:
Concession agreements – equity value (*)	4,073,344	-	2	(2,690,660)	(4,345)	131,809	76,804	(8,311)	(83,790)	1,494,853
Concession agreements – economic value	1,232,009	-	2,034	(532,173)	-	89,041	1,956	(569)	(79,446)	712,852
Program contracts (*)	8,777,929	-	1,338,443	3,223,773	-	970,534	137,283	(10,312)	(617,950)	13,819,700
Program contracts – commitments	1,079,551	-	331,328	-	-	-	-	-	(46,004)	1,364,875
Services contracts – São Paulo	13,391,452	-	3,867	(940)	-	2,054,940	(228,583)	(20,739)	(809,234)	14,390,763
Software license of use	458,175	-	-	-	-	81,993	(991)	-	(67,471)	471,706
Right of use – Other assets	-	64,955	48,278	-	-	-	-	-	(42,535)	70,698
Total	29,012,460	64,955	1,723,952	-	(4,345)	3,328,317	(13,531)	(39,931)	(1,746,430)	32,325,447

(*) As of December 31, 2019, intangible assets includes leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 292,824 - (R$ 315,717 as of December 31, 2018 – R$ R$ 98,077 recognized as concession agreements – equity value and R$ 217,640 recognized as program contracts).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

In 2020, the Company renewed the program contract with the municipalities of Bragança Paulista, Cubatão, Ilhabela, Jandira, Joanópolis, Lupércio, Meridiano, Paulínia, Pinhalzinho, Piracaia, Pirapora do Bom Jesus, Santana de Parnaíba, Ubatuba, Vargem Grande Paulista and Pedrinhas Paulista. All of these contracts are valid for 30 years.

The Company signed contracts with the municipalities of Tapiratiba and Tejupá in October 2019 and March 2020, and started operations in April and September 2020, for 30 and 40 years, respectively.

In addition to the municipalities above, SABESP signed contract with the municipality of Mauá in June 2020, for 40 years and started operations in November 2020.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. Garbage collection fees started to be charged on water and sewage consumption bills as of January 1, 2021. In order to reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on contractual provision, are subject to a partnership between SABESP and a private party, which will occur by means of a public call.

(c)       Intangible arising from concession agreements

The Company operates public utility service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public utility service (See Note 3.8 (a)). The agreements provide for the return of the assets to the concession grantor at the end of the concession period.

As of December 31, 2020, the Company operated in 375 municipalities in the State of São Paulo (372 as of December 31, 2019). Most of these contracts have a 30-year concession period, except for the contracts with the municipalities of Guarulhos, Mauá, Mogi das Cruzes, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which were signed for a period of 40 years.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising from concession agreements include:

(i) Concession agreements – equity value

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii) Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2020 and 2019 there were no amounts pending related to these payments to the municipalities.

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

As of December 31, 2020 and 2019, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 162,541 and R$ 273,932, respectively, and in noncurrent liabilities, totaling R$ 68,939 and R$ 103,321, respectively. The rate of 8.11% (WACC) was applied to calculate the present value adjustment of contracts signed in 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(v) Services agreement with the Municipality of São Paulo

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

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

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

The agreement represents 44.58% of the total revenue of the Company as of December 31, 2020 (44.48% as of December 31, 2019), and ensures the judicial and assets security.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage services to the real properties of the municipality, and for that reason, the Company filed a suit to collect these accounts, which are accrued for losses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(d)       Capitalization of interest and other finance charges

In 2020, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$238,330 (R$233,251 in 2019 and R$488,502 in 2018) during the construction period.

(e) Construction margin

The Company is primarily responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Accordingly, the Company recognizes revenue from construction service corresponding to the cost of construction increased by gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2020 and 2019 the margin was 2.3%.

Construction margin for 2020, 2019 and 2018 were R$86,477, R$65,172 and R$63,013, respectively.

(f)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2020, the total amount related to expropriations was R$33,136 (R$34,681 in 2019 and R$106,429 in 2018).

(g)       Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A (currently SPAT Saneamento S/A), formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of Public-Private Partnership of Alto Tietê production system.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The service contract is valid for 15 years and has the purpose of expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 thousand to 15 thousand of liters per second. The operation started in October 2011.

As of December 31, 2020 and 2019, the carrying amounts related to this PPP recorded in intangible assets were R$ 287,645 and R$ 348,586, respectively. In 2020 and 2019, a discount rate of 8.20% p.a. was used to calculate the present value adjustment of this contract.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 12,064, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or in the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed by of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership agreements of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The objective of the contract is: a) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System.

The works started in April 2014 and The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 34,380, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first: (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2020 and 2019, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, amounted to R$ 3,065,445 and R$ 3,235,008, respectively. Intangible assets are accrued for based on the physical evolution of the construction, with a counter-entry in the Private-Public Partnership (PPP) liabilities account. In 2020, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2020 and 2019 are shown in the table below:

	December 31, 2020			December 31, 2019
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	59,429	149,726	209,155	44,003	208,217	252,220
São Lourenço	70,778	2,895,340	2,966,118	66,288	2,975,472	3,041,760
Total	130,207	3,045,066	3,175,273	110,291	3,183,689	3,293,980

(h) Amortization of intangible assets

The amortization average rate totaled 4.7% as of December 31, 2020 (4.2% as of December 31, 2019 and 2018).

(i)       Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The implementation of the commercial module Net@Suíte system began in August 2019 and is being carried out in different phases. As of December 31, 2020, it had already been implemented in 17 municipalities. The implementation is expected to be concluded in December 2021.

(j) Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16, which requires lessees to record the right-of-use asset and the lease liability. The Company has utilized the exemption in adoption of IFRS 16 related to leases with a lease term of 12 months or less and containing no purchase options and leases where the underlying asset has a low value when new. For those leases accounted for under the exemption option, the Company recognized R$ 3,157, R$ 8,736 and R$ 1,950 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively in 2020.

Details of right of use asset are as follows:

Nature	December 31, 2020	December 31, 2019

Leases - Contract Assets	276,893	276,893

Leases - Concession Agreements and Program Contracts
Cost	405,426	405,426
Accumulated amortization	(135,865)	(112,602)
(=) Net	269,561	292,824

Other assets
Vehicles	115,208	91,709
Properties	15,508	13,309
Equipment	4,541	3,801
Other assets	6,525	4,414
Accumulated amortization	(99,106)	(42,535)
(=) Net	42,676	70,698
Right of use	589,130	640,415

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact in the income statements:

Impact in the income statement
	December 31, 2020	December 31, 2019

Right-of-use amortization	(79,834)	(65,413)
Financial result – interest expenses	(62,956)	(54,791)
Short-term and low-value lease expenses	(13,845)	(51,855)
Decrease of the income of the year	(156,635)	(172,059)

(k) Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have basically three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2020 and 2019, the accounting balances of these agreements recorded in contract asset were R$ 306,738 and R$ 51,650, and in intangible assets they totaled R$ 265,940 and R$ 127,410, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
16	Property, plant and equipment

(a)       Statement of financial position details

	December 31, 2020				December 31, 2019
	Cost	Accumulated depreciation	Net	Depreciation average rate	Cost	Accumulated depreciation	Net	Depreciation average rate
Land	94,213	-	94,213	-	92,962	-	92,962	-
Buildings	86,860	(41,513)	45,347	2.1%	82,143	(40,438)	41,705	2.1%
Equipment	372,103	(271,087)	101,016	14.8%	402,850	(250,577)	152,273	16.3%
Transportation equipment	10,319	(7,350)	2,969	9.9%	8,946	(6,962)	1,984	9.9%
Furniture and fixtures	31,232	(13,813)	17,419	6.7%	31,365	(13,146)	18,219	6.7%
Other	7,618	(331)	7,287	4.9%	7,559	(309)	7,250	5.0%
Total	602,345	(334,094)	268,251	11.2%	625,825	(311,432)	314,393	12.5%

(b)       Changes

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2020
Land	92,962	-	1,251	-	-	94,213
Buildings	41,705	5,430	(713)	-	(1,075)	45,347
Equipment	152,273	26,055	(49,188)	(174)	(27,950)	101,016
Transportation equipment	1,984	298	1,351	-	(664)	2,969
Furniture and fixtures	18,219	4,087	(3,712)	(103)	(1,072)	17,419
Other	7,250	6,537	(6,446)	-	(54)	7,287
Total	314,393	42,407	(57,457)	(277)	(30,815)	268,251

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
17	Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10st issue debentures	-	-	-	41,021	-	41,021
12nd issue debentures	45,450	158,425	203,875	45,450	203,829	249,279
14th issue debentures	51,873	24,205	76,078	41,940	63,012	104,952
17th issue debentures	91,850	183,335	275,185	289,211	263,226	552,437
18th issue debentures	45,918	135,105	181,023	34,239	133,679	167,918
21st issue debentures	175,000	174,769	349,769	150,000	349,660	499,660
22nd issue debentures	99,969	678,149	778,118	-	765,689	765,689
23rd issue debentures	-	864,678	864,678	-	864,603	864,603
24th issue debentures	-	414,994	414,994	-	395,855	395,855
25th issue debentures	1,442,610	-	1,442,610	-	-	-
26th issue debentures	-	1,047,767	1,047,767	-	-	-
27th issue debentures	-	997,000	997,000	-	-	-
Brazilian Federal Savings Bank	90,382	1,324,459	1,414,841	83,519	1,341,660	1,425,179
Brazilian Development Bank - BNDES PAC	13,185	20,247	33,432	11,184	27,854	39,038
Brazilian Development Bank - BNDES PAC II 9751	7,159	37,447	44,606	6,990	40,685	47,675
Brazilian Development Bank - BNDES PAC II 9752	4,851	25,470	30,321	3,913	24,457	28,370
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	86,809	113,560	23,704	100,582	124,286
Brazilian Development Bank - BNDES TIETÊ III	86,823	542,519	629,342	52,874	383,191	436,065
Brazilian Development Bank - BNDES 2015	33,558	454,126	487,684	31,712	460,646	492,358
Brazilian Development Bank - BNDES 2014	5,143	23,017	28,160	4,659	25,411	30,070
Inter-American Development Bank - BID 2202	181,349	2,524,798	2,706,147	-	-	-
Inter-American Development Bank - BID INVEST	44,815	898,060	942,875	-	-	-
Leases (Concession Agreements, Program Contracts and Contract Assets)	28,847	399,896	428,743	27,314	432,357	459,671
Leases (Others)	36,576	9,300	45,876	51,088	23,365	74,453
Other	3,778	11,382	15,160	1,665	8,207	9,872
Interest and charges	158,918	-	158,918	77,460	-	77,460
Total in local currency	2,674,805	11,035,957	13,710,762	977,943	5,907,968	6,885,911

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing outstanding balance	December 31, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$51,390 thousand (US$61,668 thousand in December 2019)	53,412	213,649	267,061	41,428	207,140	248,568
Inter-American Development Bank - BID 2202 – (US$510,573 thousand in December 2019)	-	-	-	128,623	1,914,298	2,042,921
Inter-American Development Bank - BID 4623 – US$10,220 thousand	-	46,474	46,474	-	-	-
International Bank of Reconstruction and Development -BIRDs 7662 e 8906 – US$82,792 thousand (US$88,871 thousand in December 2019)	31,594	393,949	425,543	24,505	330,898	355,403
Eurobonds – (US$350,000 thousand in December 2019)	-	-	-	1,409,921	-	1,409,921
JICA 15 – ¥10,371,870 thousand (¥11,524,300 thousand in December 2019)	58,117	464,936	523,053	42,813	385,315	428,128
JICA 18 – ¥9,325,440 thousand (¥10,361,600 thousand in December 2019)	52,253	417,846	470,099	38,493	346,237	384,730
JICA 17 – ¥3,349,203 thousand (¥2,830,420 thousand in December 2019)	11,260	156,738	167,998	12,466	91,845	104,311
JICA 19 – ¥29,923,047 thousand (¥31,736,565 thousand in December 2019)	91,456	1,415,683	1,507,139	67,372	1,109,644	1,177,016
BID 1983AB – US$23,077 thousand (US$40,769 thousand in December 2019)	39,975	78,943	118,918	71,312	91,521	162,833
Interest and charges	21,577	-	21,577	44,967	-	44,967
Total in foreign currency	359,644	3,188,218	3,547,862	1,881,900	4,476,898	6,358,798

Total borrowings and financing	3,034,449	14,224,175	17,258,624	2,859,843	10,384,866	13,244,709

Exchange rate as of December 31, 2020: US$5.1967; ¥0.05043 (as of December 31, 2019: US$4.0307; ¥0.03715).

As of December 31, 2020, the Company did not have balances of borrowings and financing, raised during the year, to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12nd issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75% (Series 1) and 4.5% (Series 2) and 4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% e CDI+ 0.90%
22nd issue debentures	Own funds	2025	CDI +0.58% (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
23rd issue debentures	Own funds	2027	CDI +0.49% (Series 1) and CDI + 0.63% (Series 2)
24th issue debentures	Own funds	2029	3.20% (Series 1) and 3.37% (Series 2)	IPCA (Series 1 and 2)
25th issue debentures	Own funds	2021	CDI + 3.3%
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI +1.60% (Series 1) and CDI + 1.80% (Series 2) and 2.25% (Series 3)
Brazilian Federal Savings Bank	Own funds	2021/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP+1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP+2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP+1.76%
Inter-American Development Bank – BID 2202	Government	2035	CDI+0.86%
Inter-American Development Bank – BID INVEST	Own funds	2034	CDI+1.90% and CDI+2.70%
Leases (Concession Agreements, Program Contracts and Contract Assets)		2035	7.73% to 10.12%	IPC
Leases (Others)		2023	4.24% to 9.29%
Other	Own funds	2025	3% (FEHIDRO) and TJLP + 1.5% (FINEP)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 - US$51,390 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 4623 - US$10,220 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development – BIRDs 7662 and 8906 - US$82,792 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥10,371,870 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥9,325,440 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥3,349,203 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥29,923,047 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$23,077 thousand	-	2023	2.08% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(i)       Payment schedule – book value as of December 31, 2020

	2021	2022	2023	2024	2025	2026	2027 to 2044	TOTAL
LOCAL CURRENCY
Debentures	1,952,670	582,192	681,272	918,988	485,012	378,849	1,632,114	6,631,097
Brazilian Federal Savings Bank	90,382	95,391	88,779	87,749	93,243	99,082	860,215	1,414,841
BNDES	177,470	177,472	171,350	164,288	144,093	134,841	397,591	1,367,105
BID 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,618,053	2,706,147
BID INVEST	44,815	89,630	89,630	89,630	89,630	89,630	449,910	942,875
Leases (Concession Agreements, Program Contracts and Contract Assets)	28,847	32,663	35,004	38,017	41,387	36,536	216,289	428,743
Leases (Others)	36,576	8,892	408	-	-	-	-	45,876
Other	3,778	4,038	3,977	1,757	1,610	-	-	15,160
Interest and charges	159,918	-	-	-	-	-	-	159,918
TOTAL IN LOCAL CURRENCY	2,674,805	1,171,627	1,251,769	1,481,778	1,036,324	920,287	5,174,172	13,710,762
FOREIGN CURRENCY
BID	53,412	53,412	53,412	53,412	54,810	2,795	42,282	313,535
BIRD	31,594	31,594	31,594	31,594	31,594	31,594	235,979	425,543
JICA	213,086	213,086	213,086	213,086	213,086	213,086	1,389,773	2,668,289
BID 1983AB	39,975	39,975	38,968	-	-	-	-	118,918
Interest and charges	21,577	-	-	-	-	-	-	44,967
TOTAL IN FOREIGN CURRENCY	359,644	338,067	337,060	298,092	299,490	247,475	1,668,034	3,547,862
Overall Total	3,034,449	1,509,694	1,588,829	1,779,870	1,335,814	1,167,762	6,842,206	17,258,624

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(ii)       Changes

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	3,507,640	(52,328)	86,939	-	(161,494)	(572,871)	201,150	26,073	10,167	6,756,504
Brazilian Federal Savings Bank	1,429,250	-	-	74,485	-	-	-	(111,601)	(84,821)	73,067	38,452	-	1,418,832
BNDES	1,201,411	-	-	213,514	-	-	-	(47,164)	(81,213)	47,668	36,427	259	1,370,902
BID 2202	-	2,807,371	-	-	-	-	-	(37,613)	(90,674)	22,668	27,886	557	2,730,195
BID INVEST	-	-	-	950,000	(7,125)	-	-	-	-	1,638	-	-	944,513
Leases (Concession Agreements, Program Contracts and Contract Assets)	459,671	-	-	-	-	-	-	(51,431)	(30,928)	51,431	-	-	428,743
Leases (Others)	74,453	-	28,549	-	-	-	-	(9,108)	(56,571)	8,553	-	-	45,876
Other	9,898	-	-	7,250	-	-	-	(671)	(1,962)	651	31	-	15,197
TOTAL IN LOCAL CURRENCY	6,885,911	2,807,371	28,549	4,752,889	(59,453)	86,939	-	(419,082)	(919,040)	406,826	128,869	10,983	13,710,762

FOREIGN CURRENCY
BIDs	2,316,190	(2,807,371)	-	52,141	(6,635)	845,246	48,246	(45,010)	(121,088)	10,490	24,695	398	317,302
BIRD	357,880	-	-	-	(2,029)	102,029	1,217	(7,572)	(31,216)	5,659	752	140	426,860
Eurobonds	1,413,956	-	-	-	-	457,931	-	(104,170)	(1,868,676)	90,941	9,195	823	-
JICA	2,106,908	-	-	40,830	(117)	715,956	17,841	(43,758)	(200,597)	40,172	6,897	189	2,684,321
BID 1983AB	163,864	-	-	-	(152)	59,078	-	(7,033)	(103,482)	5,843	618	643	119,379
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,807,371)	-	92,971	(8,933)	2,180,240	67,304	(207,543)	(2,325,059)	153,105	42,157	2,193	3,547,862
TOTAL	13,244,709	-	28,549	4,845,860	(68,386)	2,267,179	67,304	(626,625)	(3,244,099)	559,931	171,026	13,176	17,258,624

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	December 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	1,266,755	(11,814)	42,692	-	(234,307)	(1,055,623)	195,586	17,233	3,845	3,711,228
Brazilian Federal Savings Bank	1,345,684	-	162,767	-	-	-	(109,128)	(79,404)	74,421	34,910	-	1,429,250
BNDES	1,072,605	-	256,981	(628)	2,082	826	(83,419)	(131,026)	60,644	23,112	234	1,201,411
Leases (Concession Agreements, Program Contracts and Contract Assets)	568,666	-	-	-	1,765	3,761	(47,663)	(123,880)	49,160	7,862	-	459,671
Leases (Others) (*)	-	113,233	-	-	-	-	(1,141)	(42,646)	5,007	-	-	74,453
Other	9,571	-	1,683	-	28	-	(655)	(1,383)	652	2	-	9,898
TOTAL IN LOCAL CURRENCY	6,483,387	113,233	1,688,186	(12,442)	46,567	4,587	(476,313)	(1,433,962)	385,470	83,119	4,079	6,885,911

FOREIGN CURRENCY
BID	2,399,985	-	-	-	40,594	49,387	(83,602)	(171,892)	26,332	54,431	955	2,316,190
BIRD	356,420	-	2,540	(2,540)	12,575	1,657	(10,627)	(12,273)	8,548	1,561	19	357,880
Deutsche Bank	292,872	-	-	-	13,255	-	(18,562)	(303,866)	12,929	1,240	2,132	-
Eurobonds	1,358,412	-	-	-	54,565	-	(102,883)	-	94,095	8,943	824	1,413,956
JICA	2,036,128	-	117,861	(112)	104,027	3,675	(35,001)	(155,064)	32,194	3,013	187	2,106,908
BID 1983AB	225,592	-	-	(105)	8,943	-	(10,338)	(71,141)	9,111	870	932	163,864
TOTAL IN FOREIGN CURRENCY	6,669,409	-	120,401	(2,757)	233,959	54,719	(261,013)	(714,236)	183,209	70,058	5,049	6,358,798
Overall Total	13,152,796	113,233	1,808,587	(15,199)	280,526	59,306	(737,326)	(2,148,198)	568,679	153,177	9,128	13,244,709
(*) The amount presented in Funding for Leasing (IFRS 16) includes R$ 64,955 referring to the initial adoption of the standard on January 1, 2019.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(a)        Main events in 2020

(i)	Funding

On January 2020, the Company amortized the last installment of series 2 of the 17th issue debentures, totaling R$ 291.8 million.

On April 2020, the 25th issue debentures was carried out, in the amount of R$ 1,450,000, as follows:

	Value	Maturity	Remuneration
Single series	R$ 1,450,000	10/2021	CDI + 3.3 p.a.

On July 2020, the 26th issue debentures was carried out, in the amount of R$ 1,045,000, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 600,000	07/2027	IPCA+ 4.65% p.a.
Series 2	R$ 445,000	07/2030	IPCA+ 4.95% p.a.

On December 2020, the 27th issue debentures was carried out, in the amount of R$ 1,000,000, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 300,000	12/2023	CDI+ 1,60 p.a.
Series 2	R$ 400,000	12/2025	CDI+ 1,80 p.a.
Series 3	R$ 300,000	12/2027	CDI+ 2,25 p.a.

•	The covenants agreed for the 25th, 26th and 27th issue debentures are:

Calculated on a quarterly basis, when disclosing the interim financial information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of license, loss of concession or loss of the Issuer’s capacity to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, result in a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated on a quarterly basis, taking into consideration the Issuer’s net operating revenues during the twelve (12) months prior to the end of each quarter and using the financial information disclosed by the Issuer.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within a twelve-month period, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contracts have a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 155 million, for the 25th and 26th issues and R$ 160 million for the 27th issue, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(ii)	BID

On May 2020, the company exchanged foreign currency for local currency related to BID 2202 contract, in the amount of R$ 2,810,907 (US$ 494,617 thousand) using the exchange rate of R$ 5.683 to compose the debt balance. The interest rate is CDI + 0.86% p.a., with semi-annual payment of principal and interest, beginning on September 3, 2020.

On December 2020, BID INVEST was raised, in the amount of R$ 950,000, as follows:

	Value	Maturity	Remuneration
Tranche – Medium Term	R$ 442,000	08/2029	CDI+ 1.90 p.a.
Tranche - Long Term	R$ 508,000	08/2034	CDI+ 2.70 p.a.

•	The covenants agreed for the BID INVEST are:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

The Company should maintain for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
(iii)	Eurobonds

As of September 30, 2020, the early full amortization of the loan, in the amount of R$ 1,910,124 (US$ 357,763 thousand), referring to principal plus charges, initially maturing in December 2020, was carried out.

(b)       Leases

The Company has work service agreements which includes specific assets under lease terms. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 15 (j)).

(c)       Financial commitments - Covenants

The table below shows the more restrictive covenants ratios as of December 31, 2020.

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
(1) “Other Onerous Debts” correspond to the sum of pension obligations and health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2020 and 2019, the Company met the financial debt covenants as set forth by its borrowing and financing agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(d)        Borrowings and financing – Credit Limits

Agent	December 31, 2020
(in millions of reais (*))
Brazilian Federal Savings Bank	1,485
Brazilian Development Bank – BNDES	708
Japan International Cooperation Agency – JICA	85
Inter-American Development Bank – BID	1,506
International Bank for Reconstruction and Development - IBRD	1,296
Other	51
TOTAL	5,131

(*) Brazilian Central Bank’s exchange sell rate as of December 30, 2020 (US$ 1.00 = R$ 5.1967; ¥ 1.00 = R$ 0.05043).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

18	Taxes recoverable/payable

(a)        Current assets

	December 31, 2020	December 31, 2019
Recoverable taxes
Income tax and social contribution	-	136,436
Withholding income tax (IRRF) on financial investments	4,391	1,359
Other federal taxes	18,281	3,471
Total	22,672	141,266

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(b)       Current liabilities

	December 31, 2020	December 31, 2019
Taxes and contributions payable
Income tax and social contribution	69,041	-
Cofins and Pasep	92,601	94,027
INSS (social security contribution)	37,599	39,404
IRRF (withholding income tax)	21,287	69,932
Other	45,291	46,955
Total	266,819	250,318

19	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2020	December 31, 2019
Deferred income tax assets
Provisions	436,445	366,673
Pension obligations - G1	154,498	157,998
Donations of underlying asset on concession agreements	50,142	51,818
Credit losses	155,719	145,622
Other	134,932	183,147
Total deferred tax assets	931,736	905,258

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(388,675)	(408,732)
Capitalization of borrowing costs	(390,211)	(409,236)
Profit on supply to government entities	(356,513)	(372,289)
Actuarial gain/loss – G1 Plan	(48,979)	(54,222)
Construction margin	(48,843)	(83,399)
Borrowing costs	(19,231)	(11,376)
Total deferred tax liabilities	(1,252,452)	(1,339,254)

Deferred tax assets (liabilities), net	(320,716)	(433,996)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(b)       Realization

	December 31, 2020	December 31, 2019
Deferred income tax assets
to be realized within 12 months	263,580	189,740
to be realized after one year	668,156	715,518
Total deferred tax asset	931,736	905,258
Deferred income tax liabilities
to be realized within 12 months	(31,388)	(35,954)
to be realized after one year	(1,221,064)	(1,303,300)
Total deferred tax liabilities	(1,252,452)	(1,339,254)
Deferred tax liability	(320,716)	(433,996)

(c)       Changes

Deferred income tax assets	December 31, 2019	Net change	December 31, 2020
Provisions	366,673	69,772	436,445
Pension obligations - G1	157,998	(3,500)	154,498
Donations of underlying asset on concession agreements	51,818	(1,676)	50,142
Credit losses	145,622	10,097	155,719
Other	183,147	(48,215)	134,932
Total	905,258	26,478	931,736

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(408,732)	20,057	(388,675)
Capitalization of borrowing costs	(409,236)	19,025	(390,211)
Profit on supply to governmental entities	(372,289)	15,776	(356,513)
Actuarial (gain)/loss – G1	(54,222)	5,243	(48,979)
Construction margin	(83,399)	34,556	(48,843)
Borrowing costs	(11,376)	(7,855)	(19,231)
Total	(1,339,254)	86,802	(1,252,452)

Deferred tax liabilities, net	(433,996)	113,280	(320,716)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2017	Net change	December 31, 2018
Provisions	482,863	(145,030)	337,833
Pension obligations - G1	165,503	(8,459)	157,044
Donations of underlying asset on concession agreements	55,112	(981)	54,131
Credit losses	199,063	(1,143)	197,920
Other	151,562	35,325	186,887
Total	1,054,103	(120,288)	933,815

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(460,177)	26,335	(433,842)
Capitalization of borrowing costs	(415,379)	(5,599)	(420,978)
Profit on supply to governmental entities	(76,705)	(130,273)	(206,978)
Actuarial (gain)/loss – G1	(36,538)	108	(36,430)
Construction margin	(88,947)	2,783	(86,164)
Borrowing costs	(13,111)	2,446	(10,665)
Total	(1,090,857)	(104,200)	(1,195,057)

Deferred tax assets (liabilities), net	(36,754)	(224,488)	(261,242)

	December 31, 2020	December 31, 2019	December 31, 2018

Opening balance	(433,996)	(261,242)	(36,754)
Net change in the year:
- corresponding entry to the income statement	108,037	(154,962)	(224,596)
- corresponding entry to valuation adjustments to equity (Note 21 (b))	5,243	(17,792)	108

Total net change	113,280	(172,754)	(224,488)
Closing balance	(320,716)	(433,996)	(261,242)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(d)       Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2020	December 31, 2019	December 31, 2018

Profit before income taxes	1,326,002	4,677,942	3,912,319
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(450,841)	(1,590,500)	(1,330,186)
Tax benefit of interest on equity	126,604	312,339	264,816
Permanent differences
Provision – Law 4,819/1958 – G0 (i)	(37,675)	(44,426)	(46,544)
Donations	(8,672)	(19,888)	(13,068)
Other differences	17,900	32,050	47,731

Income tax and social contribution	(352,684)	(1,310,425)	(1,077,251)

Current income tax and social contribution	(460,721)	(1,155,463)	(852,655)
Deferred income tax and social contribution	108,037	(154,962)	(224,596)
Effective rate	27%	28%	28%

(i)	Permanent difference related to the provision for actuarial liability (Note 21 (b) (ii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
20	Provisions

(a) Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions in the financial statements consistently with the recognition and measurement criteria established in Note 3.14. The ultimate timing and amounts of the payments depends on the outcome of the court cases.

	December 31, 2020			December 31, 2019
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	160,705	(10,553)	150,152	253,665	(9,973)	243,692
Supplier claims (ii)	410,734	(358)	410,376	153,654	(298)	153,356
Other civil claims (iii)	86,083	(2,505)	83,578	93,910	(16,496)	77,414
Tax claims (iv)	59,678	(2,410)	57,268	59,143	(3,518)	55,625
Labor claims (v)	316,880	(15,503)	301,377	325,129	(12,329)	312,800
Environmental claims (vi)	249,582	(31)	249,551	192,950	(29)	192,921
Total	1,283,662	(31,360)	1,252,302	1,078,451	(42,643)	1,035,808

Current	760,209	-	760,209	550,247	-	550,247
Noncurrent	523,453	(31,360)	492,093	528,204	(42,643)	485,561

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2020
Customer claims (i)	253,665	16,465	19,638	(78,640)	(50,423)	160,705
Supplier claims (ii)	153,654	149,566	201,259	(68,801)	(24,944)	410,734
Other civil claims (iii)	93,910	15,944	11,109	(23,009)	(11,871)	86,083
Tax claims (iv)	59,143	4,333	2,737	(1,875)	(4,660)	59,678
Labor claims (v)	325,129	61,782	35,541	(61,039)	(44,533)	316,880
Environmental claims (vi)	192,950	35,392	27,718	-	(6,478)	249,582
Subtotal	1,078,451	283,482	298,002	(233,364)	(142,909)	1,283,662
Escrow deposits	(42,643)	(12,907)	(2,225)	18,675	7,740	(31,360)
Total	1,035,808	270,575	295,777	(214,689)	(135,169)	1,252,302

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2019
Customer claims (i)	290,649	57,314	53,929	(99,379)	(48,848)	253,665
Supplier claims (ii)	67,985	54,223	102,686	(42,948)	(28,292)	153,654
Other civil claims (iii)	98,302	28,888	18,713	(9,766)	(42,227)	93,910
Tax claims (iv)	63,335	11,821	2,918	(4,982)	(13,949)	59,143
Labor claims (v)	302,935	167,995	61,483	(112,084)	(95,200)	325,129
Environmental claims (vi)	170,419	42,198	24,358	(312)	(43,713)	192,950
Subtotal	993,625	362,439	264,087	(269,471)	(272,229)	1,078,451
Escrow deposits	(100,763)	(14,051)	(11,844)	19,191	64,824	(42,643)
Total	892,862	348,388	252,243	(250,280)	(207,405)	1,035,808

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

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

(b)       Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of escrow deposits, are represented as follows:

	December 31, 2020	December 31, 2019
Customer claims (i)	110,508	86,061
Supplier claims (ii)	1,350,308	1,986,736
Other civil claims (iii)	758,800	679,623
Tax claims (iv)	1,253,636	1,184,811
Labor claims (v)	1,005,648	631,364
Environmental claims (vi)	5,981,837	4,864,894
Total	10,460,737	9,433,489

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(c)       Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Approximately 690 lawsuits (680 as of December 31, 2019) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 310 lawsuits (320 as of December 31, 2019) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 30 lawsuits (30 as of December 31, 2019) in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The R$ 93,540 decrease in the lawsuits deemed as contingent liabilities was mainly due to the revisions of expectations arising from court decisions in the period.

(ii)	Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements and the economic and financial imbalance of the agreements, and are in progress at different courts. The R$ 257,020 increase in accrued lawsuits was mainly due to revisions of expectations arising from court decisions in the period. The R$ 636,428 decrease in lawsuits deemed as contingent liabilities is mainly due to updates and revisions of expectations arising on lawsuits in progress.

(iii)	Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, that were accrued and others that were deemed as contingent liabilities. The R$ 68,825 increase in lawsuits deemed as contingent liabilities was mainly due to updates and revisions of expectations arising on lawsuits in progress.

The municipality of São Paulo, through law, revoked the services tax exemption which until then the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 731,809 (R$ 664,669 as of December 31, 2019), which currently are subject-matter of three Tax Foreclosures. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company deemed the proceeding as contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
(v)	Labor claims

The Company is a party to a number of labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels. The R$ 374,284 increase in lawsuits deemed as contingent liabilities was mainly due to updates and revisions of expectations arising on lawsuits in progress.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo – CESTESB and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The R$ 56,630 increase in accrued lawsuits are mainly due to revisions of expectations arising from court decisions in the period. The 1,116,943 increases in lawsuits deemed as contingent liabilities, are mainly due to updates and revision of estimates on lawsuits in progress in the period.

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

(d)       Other concession-related legal proceedings

The Company is a party to concessions-related legal proceedings, where it challenges compensatory issues for the resumption of sanitation services by some municipalities or by the right to continue operating said services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The amount recorded as indemnities receivable in noncurrent assets, referring to municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra and Itapira was R$ 27,539 as December 31, 2020 (R$ 114,335 as of December 31, 2019), with allowance for doubtful accounts in the full amount recorded. None of the above-mentioned municipalities are operated by the Company. When a municipality is awarded a final an unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

(e)       Environmental lawsuits with settlements

In 2020, the Company executed a consent decree in the amount of R$ 272,055. Of this amount, R$ 270,505 corresponds to the performance of works and R$ 1,550 to environmental compensations, the latter being recorded as “other liabilities”.

(f) Guarantee insurance for escrow deposit

On May 25, 2020, the Company renewed the insurance for policy issuance, thus contracting guarantee insurance for escrow deposit, in the amount of R$ 500.0oo, for one year. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2020, the Company used R$ 121,469 of the guarantee insurance (R$ 126,385 in 2019), of which R$ 81,635 from the current contract with an outstanding amount of R$ 418,365 from the current contract.

21	Employees benefits

(a)       Health plan – Medical Assistance

Since August 1, 2019, the new health plans managed by Fundação CESP (VIVEST), which replaced the previous health plans managed by SABESPREV, have been in effect.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees is as follows: Company: 7.79% (December 31, 2019 – 9.3%) on average, of gross payroll, totaling R$ 212,681 in 2019 (R$ 237,898 in 2019).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(b)       Pension plan liabilities

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv). The reconciliation of costs and expenses with such plans is shown in item (v).

Statements of defined benefit plans

Summary of pension obligations – Liabilities

	December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(3,112,980)	(2,549,541)	(5,662,521)	(3,067,094)	(3,046,255)	(6,113,349)
Fair value of the plan’s assets	2,793,927	-	2,793,927	2,752,417	-	2,752,417

Total pension plan liabilities (deficit)	(319,053)	(2,549,541)	(2,868,594)	(314,677)	(3,046,255)	(3,360,932)

Changes in Liabilities

	December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(3,067,094)	(3,046,255)	(6,113,349)	(2,532,338)	(2,606,107)	(5,138,445)
Current service cost	(40,404)	-	(40,404)	(47,001)	(227,367)	(274,368)
Interest costs	(208,485)	(206,262)	(414,747)	(224,429)	-	(224,429)
Actuarial (gains)/losses recorded as other comprehensive income	64,637	521,331	585,968	(392,876)	(397,597)	(790,473)
Benefits paid	138,366	181,645	320,011	129,550	184,816	314,366
Defined benefit obligation, end of the year	(3,112,980)	(2,549,541)	(5,662,521)	(3,067,094)	(3,046,255)	(6,113,349)
Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,752,417	-	2,752,417	2,168,436	-	2,168,436
Expected return of the plan’s assets	187,317	-	187,317	192,965	-	192,965
Company’s contributions	36,010	-	36,010	36,968	-	36,968
Participant’s contributions	36,608	-	36,608	38,391	-	38,391
Benefits paid	(138,366)	-	(138,366)	(129,549)	-	(129,549)
Actuarial gains/(losses) recorded as other comprehensive income	(80,059)	-	(80,059)	445,206	-	445,206
Fair value of the plan’s assets, end of the year	2,793,927	-	2,793,927	2,752,417	-	2,752,417

Total pension plan liabilities (deficit)	(319,053)	(2,549,541)	(2,868,594)	(314,677)	(3,046,255)	(3,360,932)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Changes in equity - Other comprehensive income

Pursuant to IAS19, the Company recognizes gains/(losses), from changes in actuarial assumptions under equity, such as equity valuation adjustments, as shown below:

	December 31, 2020			December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on obligations	64,637	521,331	585,968	(392,876)	(397,597)	(790,473)	(114,188)	(10,783)	(124,971)
Actuarial gains/(losses) recorded as other comprehensive income	(80,059)	-	(80,059)	445,206	-	445,206	113,869	-	113,869
Total gains/(losses)	(15,422)	521,331	505,909	52,330	(397,597)	(345,267)	(319)	(10,783)	(11,102)
Deferred income tax and social contribution	5,243	-	5,243	(17,792)	-	(17,792)	108	-	108
Equity valuation adjustments	(10,179)	521,331	511,152	34,538	(397,597)	(363,059)	(211)	(10,783)	(10,994)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the year are as follows:

	December 31, 2020			December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of service, net	4,608	-	4,608	8,609	227,367	235,976	(22,431)	232,248	209,817
Interest cost rates	208,485	206,262	414,747	224,429	-	224,429	213,201	-	213,201
Expected return on the plan’s assets	(187,317)	-	(187,317)	(192,965)	-	(192,965)	(179,449)	-	(179,449)
Amount received from State of São Paulo (undisputed)	-	(95,452)	(95,452)	-	(97,300)	(97,300)	-	(96,282)	(96,282)
Total expenses	25,776	110,810	136,586	40,073	130,067	170,140	11,321	135,966	147,287

Obligations’ maturity:

	December 31, 2020
	G1 Plan	G0 Plan
Payment of benefits expected in 2021	177,347	169,178
Payment of benefits expected in 2022	172,477	167,263
Payment of benefits expected in 2023	167,906	164,426
Payment of benefits expected in 2024	162,648	160,721
Payment of benefits expected in 2025 or after	2,432,602	1,887,953
Total	3,112,980	2,549,541
Duration	11.88 years	9.40 years

Actuarial assumptions:

	December 31, 2020		December 31, 2019		December 31, 2018
	G1 Plan	G0 Plan	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Discount rate – actual rate (NTN-B)	3.44% p.a.	3.07% p.a.	3.37% p.a.	3.36% p.a.	4.91% p.a.	4.84% p.a.
Inflation rate	3.25% p.a.	3.25% p.a.	3.5% p.a.	3.5% p.a.	4.01% p.a.	4.01% p.a.
Nominal rate of salary growth	5.32% p.a.	5.32% p.a	5.57% p.a.	5.57% p.a	6.09% p.a.	6.09% p.a
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Sensitivity analysis

Sensitivity analysis of the defined benefit pension plan as of December 31, 2020 regarding the changes in the main assumptions are:

Impact on the present value of the defined benefit obligations
Assumptions	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 322,111	Decrease of R$ 214,482
	Decrease of 1.0%	Increase of R$ 388,571	Increase of R$ 249,611
Life expectation	Increase of 1 year	Increase of R$ 83,576	Increase of R$ 135,263
	Decrease of 1 year	Decrease of R$ 75,824	Decrease of R$ 118,909
Wage growth rate	Increase of 1.0%	Increase of R$ 29,598	Increase of R$ 310,103
	Decrease of 1.0%	Decrease of R$ 25,173	Decrease of R$ 271,853

(i)	G1 Plan

Managed by Sabesprev, the defined benefit plan (“G1 Plan”), closed to new adhesions since July 2010, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

The active participants as of December 31, 2020 totaled 3,512 (3,758 as of December 31, 2019), while inactive participants were 7,580 (7,399 as of December 31, 2019).

The contributions of the Company and participants of the G1 Plan in 2020 were R$ 36,009 (R$ 36,968 in 2019) and R$ 36,608 (R$ 38,391 in 2019), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 pension plan totaled R$ 26,326 and R$ 26,895, respectively, in 2020.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Estimated expenses for the comig year

2021
Cost of services, net	2,226
Interest costs	205,707
Net profitability on financial assets	(184,687)
Expenditures to be recognized by the employer	23,246

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

	December 31, 2020%		December 31, 2019%
Total fixed income	1,811,164	64.8	1,795,554	65.2
Total equities	311,958	11.2	301,707	11.0
Total structured investments	575,943	20.6	630,933	22.9
Other	94,862	3.4	24,223	0.9
Fair value of the plan’s assets	2,793,927	100	2,752,417	100

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) instruments securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

As of December 31, 2020, Sabesprev did not have financial assets issued by the Company in its own portfolio; however, said assets could have been part of the investment fund portfolio invested by the Foundation. The real estate held in the portfolio is not used by the Company.

(ii)       G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan ". The Company pays these supplemental benefits on behalf of the State of São Paulo and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State of São Paulo.

The number of active participants of Plan - Go as of December 31, 2020 and 2019 was 10. The number of beneficiaries, retirees and survivors as of December 31, 2020 was 1,862 (1,960 as of December 31, 2019).

Estimated expenses for 2021

2021

Interest cost rate	158,214
Expense to be recognized	158,214

(iii)       Sabesprev Mais Plan

As of December 31, 2020, this Defined Contribution Plan administered by Sabesprev had 9,587 active and assisted participants (9,774 as of December 31, 2019).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

(iv)       VIVEST

Since December 31, 2019, the Sabesprev Mais Plan has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in Fundação CESP’s Defined Contribution Plan (VIVEST), as well as those who did not enroll in the Sabesprev Mais Plan. As of December 31, 2020, it had 24 participants.

(v)       Reconciliation of expenses with pension obligations

	December 31, 2020	December 31, 2019	December 31, 2018

G1 Plan	25,776	40,073	11,321
G0 Plan	110,810	130,067	135,966
Sabesprev Mais Plan	21,700	22,461	20,761
VIVEST Plan	58	-	-
Subtotal	158,344	192,601	168,048
Expenses capitalized in assets	(4,904)	(6,022)	(5,214)
Other	5,841	8,040	7,592
Pension plan obligations (Note 29)	159,281	194,619	170,426

(c)       Profit sharing

The profit sharing program was implemented in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December, and should be paid in April of the subsequent year. From January to December 2020 and 2019, R$ 90,980 and R$ 93,486, respectively, were accrued under “Salaries, payroll charges and social contributions”, in current liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
22	Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable to the Municipal Fund of Environmental Sanitation and Infrastructure based on a percentage of the revenues from São Paulo municipal government (Note 15 (c) (v) (6)). The balances as of December 31, 2020 and 2019 were R$ 453,750 and R$ 474,078, respectively.

23	Knowledge Retention Program

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), which was expected to end in December 2020, aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

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

As of December 31, 2020, the total balance was R$ 3,975 in current liabilities (as of December 31, 2019 - R$ 153,377), recorded under “Salaries, payroll charges and social contributions”, in current liabilities, referring to absent employees who will be dismissed in due course.

24	Equity

(a)        Share capital

As of December 31, 2020, and 2019, the authorized, subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2020		December 31, 2019
	Number of shares	%	Number of shares	%
State Department of Finance (1)	343,507,729	50.26	343,524,285	50.26
Other shareholders
In Brazil (2)	254,868,646	37.29	236,161,929	34.55
Abroad (3) (4)	85,133,494	12.45	103,823,655	15.19

	683,509,869	100.00	683,509,869	100.00

(1)	There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of the Company’s shares.

(2)	As of December 31, 2020, the common shares traded in Brazil were held by 40,399 shareholders. It includes six shares held by Companhia Paulista de Parcerias (CPP), which is controlled by the São Paulo State Government.

(3)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for the Company's ADRs.

(4)	Each ADR corresponds to 1 share.

(b)       Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	2020	2019	2018
Profit for the year	973,318	3,367,517	2,835,068
(-) Legal reserve - 5%	48,666	168,376	141,755

	924,652	3,199,141	2,693,313

Minimum mandatory dividend – 25%	231,163	799,785	673,328
Dividend per share and per ADS	0.33820	1.17012	0.9851

On April 28, 2020, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$ 141,203, for the 2019 fiscal year. Therefore, the amount of R$ 80,973 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2019 equity under “Additional proposed dividends” was transferred to current liabilities. These amounts started being paid in May 2020.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2021, in the amount of R$ 231,163 (R$ 799,785 in 2019) and additional proposed dividends in the amount of R$ 40,806 (R$ 141,203 in 2019), totaling R$ 271,969 (R$ 940,988 in 2019), corresponding to R$ 0.3979 per common share (R$ 1.3767 in 2019), to be resolved on the Shareholders’ Meeting to be held on April 29, 2021. The amount exceeding the minimum mandatory dividend due in the year of R$ 40,806 (R$ 141,203 in 2019) was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$ 14,430 (R$ 60,230 in 2019).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 14,430 (R$ 60,230 in 2019) referring to withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2020 of R$ 231,611 (R$ 800,352 in 2019) refers to the amount of R$ 231,163 (R$ 799,785 in 2019) declared in 2020, net of withholding income tax and R$ 448 declared in prior years (R$ 567 in 2019).

(c)        Legal reserve

Earnings reserve - legal reserve: created by allocating 5% of the net income for the year up to the limit of 20% of the share capital. The Company may not create the legal reserve in the year in which the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the share capital. The purpose of the legal reserve is to ensure the integrity of the share capital. It can only be used to offset losses or increase capital, but not to pay dividends.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

(d)       Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2020 and 2019, the balance of investment reserve totaled R$ 6,751,258 and R$ 6,098,575, respectively.

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

(e)       Allocation of the profit for the year

		2020	2019	2018
Profit
(+)	Profit for the year	973,318	3,367,517	2,835,068
(-)	Legal reserve – 5%	48,666	168,376	141,755
(-)	Minimum mandatory dividends	231,163	799,785	673,328
(-)	Additional proposed dividends	40,806	141,203	118,859
Investment reserve recorded		652,683	1,901,126	2,258,153

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$ 652,683 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(f)       Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(g)        Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution effects. See Note 21 (b), the breakdown of amounts recorded in 2020 and 2019.

	G1 plan	G0 plan	Total

Balance as of December 31, 2019	105,254	(1,017,408)	(912,154)
Actuarial gains/(losses) for the year (Note 21 (b))	(10,179)	521,331	511,152
Balance as of December 31, 2020	95,075	(496,077)	(401,002)

25	Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	2020	2019	2018

Earnings attributable to Company’s owners	973,318	3,367,517	2,835,068
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.42	4.93	4.15

26	Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2020
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	15,157,780	3,716,616	18,874,396
Gross sales deductions	(1,076,855)	-	(1,076,855)
Net operating revenue	14.080,925	3,716,616	17,797,541
Costs, selling, general and administrative expenses	(9,796,821)	(3,630,139)	(13,426,960)
Income from operations before other operating expenses, net and equity accounting	4,284,104	86,477	4,370,581
Other operating income / (expenses), net			107,656
Equity accounting			14,136
Financial result, net			(3,166,371)
Income from operations before taxes			1,326,002
Depreciation and amortization	(2,037,112)		(2,037,112)

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 15 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

Result

	2019
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	16,134,032	2,946,566	19,080,598
Gross sales deductions	(1,096,944)	-	(1,096,944)
Net operating revenue	15,037,088	2,946,566	17,983,654
Costs, selling, general and administrative expenses	(9,375,590)	(2,881,394)	(12,256,984)
Income from operations before other operating expenses, net and equity accounting	5,661,498	65,172	5,726,670
Other operating income / (expenses), net			(18,748)
Equity accounting			3,701
Financial result, net			(1,033,681)
Income from operations before taxes			4,677,942
Depreciation and amortization	(1,780,094)		(1,780,094)

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 15 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

	2018
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	14,253,609	2,802,670	17,056,279
Gross sales deductions	(971,185)	-	(971,185)
Net operating revenue	13,282,424	2,802,670	16,085,094
Costs, selling, general and administrative expenses	(8,203,883)	(2,739,657)	(10,943,540)
Income from operations before other operating expenses, net and equity accounting	5,078,541	63,013	5,141,554
Other operating income / (expenses), net			28,591
Equity accounting			6,510
Financial result, net			(1,264,336)
Income from operations before taxes			3,912,319
Depreciation and amortization	(1,392,541)		(1,392,541)

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 15 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
27	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. Insurance is contracted by means of bidding processes that count on the participation of the main Brazilian and international insurance companies operating in Brazil.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by our independent auditors.

As of December 31, 2020, the Company’s insurance was as follows:

Coverage

Specified risks – fire	2,185,827
Engineering risk	2.764,278
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	136,010
Domestic and international transportation	1
Civil liability – operations	10,000
Other	15
Total	5,796,130

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

28	Operating revenue

(a) Revenue from sanitation services:

	2020	2019	2018

Metropolitan Region of São Paulo	10,722,384	11,849,776	10,295,509
Regional Systems	4,435,396	4,284,256	3,958,100
Total	15,157,780	16,134,032	14,253,609

(b) Reconciliation between gross operating income and net operating income:

	2020	2019	2018

Revenue from sanitation services (i)	15,157,780	16,134,032	14,253,609
Construction revenue	3,716,616	2,946,566	2,802,670
Sales tax	(1,009,358)	(1,035,051)	(916,808)
Regulatory, Control and Oversight Fee (TRCF)	(67,497)	(61,893)	(54,377)
Net revenue	17,797,541	17,983,654	16,085,094

(i)	Includes the amount of R$ 72,962 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP (R$ 70,122 in 2019).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
29	Operating costs and expenses

	2020	2019	2018
Operating costs
Salaries, payroll charges and benefits	(1,958,395)	(1,938,265)	(1,959,539)
Pension plan obligations	(37,281)	(49,564)	(25,066)
Construction costs (Note 26)	(3,630,139)	(2,881,394)	(2,739,657)
General supplies	(244,054)	(259,401)	(238,034)
Treatment supplies	(338,756)	(310,380)	(265,146)
Outsourced services	(1,251,839)	(1,250,890)	(996,477)
Electricity	(1,214,831)	(1,140,160)	(956,840)
General expenses	(622,113)	(647,804)	(629,253)
Depreciation and amortization	(1,882,259)	(1,659,779)	(1,276,444)
	(11,179,667)	(10,137,637)	(9,086,456)

Selling expenses
Salaries, payroll charges and benefits	(271,565)	(270,549)	(289,378)
Pension plan obligations	(5,059)	(6,848)	(3,602)
General supplies	(5,471)	(10,332)	(6,391)
Outsourced services	(290,512)	(360,190)	(273,470)
Electricity	(1,200)	(1,333)	(1,154)
General expenses	(118,278)	(122,503)	(102,213)
Depreciation and amortization	(59,201)	(31,649)	(17,272)
	(751,286)	(803,404)	(693,480)

Bad debt expense, net of recoveries (Note 10 (c))	(444,826)	(128,099)	(166,727)

Administrative expenses
Salaries, payroll charges and benefits	(257,829)	(278,507)	(254,284)
Pension plan obligations	(116,941)	(138,207)	(141,758)
General supplies	(14,237)	(3,216)	(4,881)
Outsourced services	(230,054)	(197,357)	(204,728)
Electricity	(1,359)	(1,436)	(1,363)
General expenses	(257,693)	(407,250)	(232,288)
Depreciation and amortization	(95,652)	(88,666)	(98,825)
Tax expenses	(77,416)	(73,205)	(58,750)
	(1,051,181)	(1,187,844)	(996,877)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,487,789)	(2,487,321)	(2,503,201)
Pension obligations	(159,281)	(194,619)	(170,426)
Construction costs (Note 26)	(3,630,139)	(2,881,394)	(2,739,657)
General supplies	(263,762)	(272,949)	(249,306)
Treatment supplies	(338,756)	(310,380)	(265,146)
Outsourced services	(1,772,405)	(1,808,437)	(1,474,675)
Electricity	(1,217,390)	(1,142,929)	(959,357)
General expenses	(998,084)	(1,177,557)	(963,754)
Depreciation and amortization	(2,037,112)	(1,780,094)	(1,392,541)
Tax expenses	(77,416)	(73,205)	(58,750)
Bad debt expense, net of recoveries (Note 10 (c))	(444,826)	(128,099)	(166,727)
	(13,426,960)	(12,256,984)	(10,943,540)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

30	Financial Income (Expenses)

	2020	2019	2018
Financial expenses
Interest and charges on borrowings and financing – local currency	(348,050)	(331,367)	(332,149)
Interest and charges on borrowings and financing – foreign currency	(136,257)	(165,421)	(171,686)
Other financial expenses	(328,413)	(344,508)	(187,563)
Income tax over international remittance	(15,134)	(17,650)	(19,779)
Inflation adjustment on borrowings and financing	(86,938)	(44,802)	(66,183)
Other inflation adjustments	(142,313)	(107,584)	(45,193)
Interest and inflation adjustments on provisions (i)	(267,654)	(162,093)	14,586
Total financial expenses	(1,324,759)	(1,173,425)	(807,967)

Financial income
Inflation adjustment gains	120,957	91,180	105,952
Income on financial investments	75,522	151,622	187,094
Interest income	162,576	150,054	175,939
Cofins and Pasep	(22,328)	(20,028)	(22,693)
Other	4	14	10
Total financial income	336,731	372,842	446,302

Financial income (expenses), net before exchange rate changes	(988,028)	(800,583)	(361,665)

Exchange gains (losses)
Exchange rate changes on borrowings and financing (ii)	(2,180,241)	(233,960)	(915,897)
Exchange rate changes on assets	1,894	863	13,235
Other exchange rate changes	4	(1)	(9)
Exchange rate changes, net	(2,178,343)	(233,098)	(902,671)

Financial income (expenses), net	(3,166,371)	(1,033,681)	(1,264,336)

(i)	Increase of R$ 105.6 million, due to the increase in interest and monetary variations on lawsuits.
(ii)	Increase of R$ 1,946.3 million, due to the higher appreciation of the U.S. dollar and the Yen against the Real in 2020 (28.9% and 35.8%, respectively), compared to appreciation presented in 2019 (4.0% and 5.3%, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated

31	Other operating income (expenses), net

	2020	2019	2018

Other operating income, net	70,288	75,667	93,089
Other operating expenses	37,368	(94,415)	(64,498)

Other operating income (expenses), net	107,656	(18,748)	28,591

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment , and recognition and reversal of estimated losses with asset indemnification, the main impact in the year being the agreement signed with the municipality of Mauá.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main unrecorded committed amounts as of December 31, 2020:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,301,725	633,296	142,484	684,761	2,762,266
Contractual obligations – Investments	2,211,198	1,642,792	2,103,935	174,115	6,132,040
Total	3,512,923	2,276,088	2,246,419	858,876	8,894,306

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
33	Supplemental cash flow information

	2020	2019	2018

Total additions to contract assets (Note 14)	3,948,158	3,532,283	3,188,943
Total additions to intangible assets (Note 15 (b))	411,285	1,788,907	1,144,728

Items not affecting cash (see breakdown below)	(1,095,285)	(2,125,943)	(2,201,112)

Total additions to intangible assets as per statement of cash flows	3,300,158	3,195,247	2,132,559

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 15 (d))	238,330	233,251	488,502
Contractors payable	142,514	252,675	297,872
Program contract commitments	4,422	35,817	149,974
Public Private Partnership - São Lourenço PPP (Note 15 (g))	-	10,591	273,737
Performance agreements	314,720	78,296	-
Right of use	28,549	113,233	-
Construction margin (Note 26)	85,976	65,172	63,013
Agreement with the Municipality of Mauá (Note 10 (a))	280,774	-	-
Agreement with the Municipality of Santo André	-	1,336,908	-
Agreement with the municipality of Guarulhos	-	-	928,014
Total	1,095,285	2,125,943	2,201,112

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2020, 2019 and 2018 Amounts in thousands of reais, unless otherwise indicated
34	Events after the reporting period

  COVID-19 - suspension of cuts and debt renegotiation

On February 3, 2021, the Company approved: (i) suspend cuts and renegotiate debts for commercial and service customers residing in the operated municipalities that are in the orange and red phases of the São Paulo / Covid-19 Plan; (ii) the validity period will run from February 3, 2021 until March 31, 2021; (iii) the existing debts, including the agreements signed during the pandemic period, will be renegotiated without the application of a fine and interest, only monetary adjustment, according to the Company's policy and procedure; (iv) the term for installments will be 12 months, from the date of the renegotiation of outstanding balances; (v) the debtor will not be included in the credit protection register for debts until March 31, 2021; (vi) debtors which may have been included in the credit protection register during the pandemic will be withdrawn immediately after the debt is renegotiated with Sabesp.

On March 16, 2021, the Company extended from March 31 to April 30, 2021, the measures to minimize the economic impacts of the pandemic in commercial and service establishments, mentioned above.

•	New Legal Sanitation Framework – recognition of financial asset

The Company has been maintaining investments made and not recovered through the rendering of services, within the original term of the contract, as intangible assets, amortized by the useful life of the asset, taking into consideration the solid track record of concession renewal and, therefore, the continuity of service rendering, since, although Law 14,026/2020, New Legal Sanitation Framework, had been approved by the Brazilian President with vetoes, including on the extension of program contracts, such vetoes would still be voted in the Brazilian Congress, for this reason the Company maintained, for the reference date of December 31, 2020, the recognition of the investments made in the concessions as intangible assets.

However, on March 17, 2021, the House of Representative casted a vote to maintain the restriction regarding the extension of program contracts, i.e. the granting authorities will no longer be able to sign contracts directly and will have to hold bidding processes for the provision of services. Accordingly, SABESP is analyzing the possible impacts of recognizing a financial asset under intangible assets that may be reclassified, referring to the contractual rights to receive cash (indemnities) at the end of the contracts, corresponding to the investments made and not recovered over the provision of services.

•	Results of the ARSESP’s Publics Consultations

On April 8, 2021, ARSESP published the results of the Calculation of the Maximum Average Tariff (P0) and X Factor of the Third Ordinary Tariff Revision and the results of the Proposed Revision of Sabesp’s Tariff Structure.

Although a new tariff structure was approved, the tariff for 2021 will still be based on the current tariff structure, while the new structure will be applied from 2022 onwards. The impact of the tariff adjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021 is 7.6%, negative 1.0% and 5.45%, respectively. Further, the real tariff readjustments for the residential category for 2022, 2023 and 2024 were set at 1.5%, 3% and 4.6%, respectively, together with the expansion of beneficiaries in the vulnerable residential category and the resources intended for the commercial programs of the 2019-2020.

The new tariff structure was defined by ARSESP considering four groups: (i) minimum consumption versus fixed tariff with a portion being determined by reference to volume of water used; (ii) tariffs segregated by type of service (such as water, sewage collection and sewage treatment); (iii) social tariff; and (iv) non-residential tariffs.

