Form 20-F
period 2021-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2022-04-28
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549 FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

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

Osvaldo Garcia

osvaldogarcia@sabesp.com.br (+55 11 3388 8247)

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

1

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

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

2

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

Yes ☒ No ☐

3

4

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais. We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB.” Our audited financial statements as of December 31, 2021 and 2020 for each of the years in the three-year period ended December 31, 2021 are included in this annual report on Form 20-F.

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

In addition, references to:

•	“ANA” are to the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico);
•	“ARSESP” are to the São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“Basic Sanitation Law” are to Law No. 11,445/2007 of the Federative Republic of Brazil, as amended;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social);
•	“Brazil” are to the Federative Republic of Brazil;
•	“Central Bank” are to the Central Bank of Brazil;
•	“Coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection, but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);
•	“COVID-19” or “Coronavirus” are to the SARS-CoV-2 2019 coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the São Paulo State Research Foundation;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “São Paulo state government” are to the state government of the State of São Paulo;
•	“IBRD” are to the International Bank for Reconstruction and Development;
•	“IDB” are to the Interamerican Development Bank;
•	“New Legal Framework for Basic Sanitation” are to Law No. 14,026/2020 of the Federative Republic of Brazil;
•	“¥” or “Japanese Yen” are to the official currency of Japan;
•	“program contract” are to certain inter-federative cooperation agreements entered into within the scope of associated management (pursuant to Art. 241 of the Brazilian Federal Constitution), whereby the provision of public services is delegated to third parties or liabilities, services, personnel or goods necessary for the continuity of public services are totally or partially transferred to third parties;
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the regional systems’ executive office operates, comprising 334 Municipalities in the interior and coastline regions of the state of São Paulo;
•	“São Paulo metropolitan region,” with respect to our operations, are to the area where the metropolitan executive office operates, comprising 41 Municipalities, including the city of São Paulo;

•	“Service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;
•	“Sewage Treatment Coverage” indicators are to the amount of consumer units connected to the sewage treatment system;
•	“State” are to the State of São Paulo, which is also our controlling shareholder;
•	“URAE” are to Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário);
•	“U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;
•	“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015. This drought, the most serious that our service region has experienced in the previous 80 years, primarily affected the Cantareira System, our largest water production system; and
•	“WHO” are to the World Health Organization.

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

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 375 Municipalities we serve and the two Municipalities in our wholesale segment (Mogi das Cruzes and São Caetano do Sul), since our revenue for the fiscal year 2021 is derived from these Municipalities. Most of our contracts with the Municipalities we serve are program contracts which have a term of 30 years.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries, including military conflict between Russia and Ukraine and its impacts on the global economy, as well as perception of risks in connection with the developments of the 2022 presidential elections in Brazil;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	duration and severity of the COVID-19 outbreak;
•	the impact of widespread health developments, such as COVID 19, and the governmental, regulatory, consumer and other responses thereto and its effects on our operating revenues and financial condition as a result of, inter alia, (i) change in the tariff mix, and (ii) an increase in delinquencies in certain sectors;
•	the interests of our controlling shareholder;
•	our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017, or any other type of reorganization that might be approved by the government that may include a change in our control;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;
•	existing and future governmental regulation for sanitation services, competition in our concession area, and other matters;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	availability of our water supply, springs and storage systems;
•	the impact on our business of lower water consumption practices adopted by our customers during the water crisis which resulted in water savings and have not returned to their prior standards despite us maintaining a continuous supply of water to the São Paulo metropolitan region;
•	the size and growth of our customer base and its consumption habits;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	our exposure to probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;
•	the potential impacts on our business caused by the enactment of the New Legal Framework for Basic Sanitation, which introduced several changes that directly affect our operations, including the requirement to participate in new public bids in case the entity is not part of the administration of the holder, and the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services;
•

the potential impact of the enactment of reference standards that should be taken into account by subnational sanitation regulatory agencies (municipal, intermunicipal, district and state) in their regulatory performance, since the New Legal Framework for Basic Sanitation determined that ANA is to be the regulatory authority of the sanitation sector at national level;

•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with Municipalities, especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which establish that, by 2033, 90% and 99% of the population served must have access to sewage collection and treatment and access to drinking water, respectively, further requiring the adequacy of contracts that did not have such targets until March 31, 2022. Also, according to Federal Decree No. 11,030/2022, the adequacy of our contracts will depend on the analysis by the federal regulator (ANA), that will only occur in the future;
•	the Municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;
•	our ability to collect amounts owed to us by our controlling shareholder, states, the federal government and Municipalities;
•	our capital expenditure program and other liquidity and capital resources requirements;

•	the effects of the agreement for provision of water and sewage services in the city of São Paulo, which we executed with the State and the city of São Paulo considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%;
•	our management’s expectations and estimates relating to our future financial performance;
•	our level of debt and limitations on our ability to incur additional debt;
•	our ability to access financing with favorable terms in the future;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	the outcome of our pending or future legal proceedings;
•	the delay or postponement in investment in our sewage system;
•	the possibility to be subject to other regulatory agencies other than ARSESP;
•	power shortages, rationing of energy supply or significant changes in energy tariffs;
•	other risk factors as set forth under “Item 3.D. Risk Factors;” and
•	as well as the potential impacts of the New Tariff Structure to be implemented.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, currency devaluation or appreciation, capital controls and limits on imports. Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	expansion or retraction of the Brazilian economy;
•	the regulatory environment related to our business operations and concession agreements;
•	interest rates and monetary policies;
•	exchange rates and exchange controls and restrictions on remittances abroad;
•	currency fluctuations;
•	increased unemployment;
•	availability of credit;
•	changes in labor regulations;
•	political elections and social and political instability;
•	inflation;
•	liquidity of the Brazilian capital and lending markets;
•	tax and regulatory policies and laws;
•	economic and social instability;
•	water and electricity rationing;
•	the Brazilian government’s response to the COVID-19 pandemic and, inter alia, its impacts on water consumption, labor laws and other regulations affecting our industry. For further information regarding risks relating to infectious diseases including the novel coronavirus, see “—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19;” and
•	other political, foreign policy, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future, may affect economic performance and contribute to economic uncertainty in Brazil, as well as higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may have an adverse effect on us. We cannot predict the measures that the federal government will take due to mounting macroeconomic pressures or otherwise. Economic and political instability and uncertainty has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may adversely affect us. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us.

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

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of various ongoing investigations by the Brazilian Federal Prosecutors’ Office (Ministério Público Federal), the Brazilian Federal Police (Polícia Federal), the CVM, and other Brazilian public entities who are responsible for corruption and cartel investigations. In addition, certain foreign entities, such as the U.S. Department of Justice, the SEC and the Office of the Attorney General of Switzerland (Bundesanwaltschaft), have also conducted and still conduct their own investigations. These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil. In addition, they may lead to further allegations and charges against Brazilian federal and São Paulo state government officials and senior management of Brazilian industry.

Numerous elected officials, public servants and executives and other personnel of major companies have been subject to investigation, arrest, criminal charges and other proceedings. There can be no assurance that other federal or state officials or senior management of Brazilian industry will not be charged with corruption-related crimes or other investigations into corruption. Additional allegations, trials and convictions may lead to political instability and a decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government and Brazilian companies and may have a material adverse effect on Brazil’s economic growth, on the demand for securities issued by Brazilian companies, and on access to the international financial markets by Brazilian companies.

Government interference in the economy, or the results of future elections may impact adversely the macroeconomic indicators mentioned (see “Item 3.D. Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs”), affecting market activity and us.

Also, presidential elections will be held in Brazil in 2022. Historically, in election years, especially presidential elections, there has been political instability, which if repeated, may have an adverse effect on Brazilian capital markets, resulting in reduced levels of foreign investment in Brazil.

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

Brazil has historically experienced high rates of inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business, financial condition and results of our operations. Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding. Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 17.78% in 2021, 23.1% in 2020, and 7.30% in 2019. The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, was 9.15%, 1.90% and 4.40% at the end of 2021, 2020 and 2019, respectively. However, the COPOM has frequently adjusted the interest rate in situations of economic uncertainty and to achieve objectives under the economic policy of the Brazilian government. For example, in response to the COVID-19 outbreak, the COPOM reduced the SELIC target rate to 2% between August 2020 and March 2021, after which it was raised numerous times, most recently to 11.75% to mitigate the increase in inflation, where it remains as of the date of this annual report. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us if such policies are reinstated.

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, were 10.06%, 4.52%, and 4.31% during 2021, 2020 and 2019, respectively. The IPCA in 2021 reached its highest accumulated annual inflation since 2015, according to data provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística - IBGE). If Brazil continues to experience substantial high inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations. In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.

Brazil’s currency has been characterized historically by high degrees of volatility and has depreciated periodically in relation to the U.S. dollar and other foreign currencies during recent decades. At different points over this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.

The current floating exchange rate system has also contributed to significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. As of December 31, 2019, the exchange rate was R$4.03 to US$1.00, representing a depreciation of 4.0% as compared to the rate prevailing as of December 31, 2018. As of December 31, 2020, the exchange rate was R$5.19 to US$1.00, representing a depreciation of 28.9% as compared to the rate prevailing as of December 31, 2019. Further, during 2021, the real was very volatile and depreciated by 7.4% against the U.S. dollar by year-end. As of April 22, 2022, the commercial selling rate as reported by the Central Bank was R$4.73 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”), as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

Depreciation of the Brazilian real against the U.S. dollar has created inflationary pressures in Brazil and has caused increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail our access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the Brazilian real against the U.S. dollar could also lead to decreased consumer spending, inflationary pressures and reduced economic growth.

In the event of a significant devaluation of the Brazilian real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. This will also increase our total debt, what could lead us to breach any debt/EBITDA covenants we are subject to in certain financings. We had total foreign currency denominated debt of R$3,296.1 million as of December 31, 2021, and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future. We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2021 financial statements. Further, the market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our common shares or ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

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

In addition, global financial crises have caused, and in the future may again cause, significant consequences to Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which may, directly or indirectly, materially and adversely affect us and the price of securities issued by Brazilian companies, including our common shares and ADSs.

Downgrades in Brazil’s credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of the securities.

Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors. Downgrades in Brazil’s credit rating can lead to downgrades in our credit rating and increase the cost of our indebtedness as investors may require a higher rate of return to compensate a perception of increased risk. In January 2018, Standard & Poor’s lowered Brazil’s credit rating to BB- with a stable outlook, which it confirmed in November 2021. In February 2018, Fitch downgraded Brazil’s credit rating to BB-, which it reaffirmed in December 2021 with a negative outlook. Moody’s rating is Ba2 with a stable outlook, which was reaffirmed in December 2021.

As a result of the downgrading, the trading price of securities of Brazilian issuers was adversely affected. An extension or worsening of the current Brazilian recession could lead to additional downgrading.

We cannot assure you that rating agencies will maintain Brazil’s sovereign credit ratings, and any further downgrading of Brazil’s sovereign credit ratings may adversely affect the perception of risk of investors and, as a result, increase of the future debt issuances cost and the trading price of our common shares and ADSs.

Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the trading markets for securities.

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developments in other countries. For example, an increase in interest rates in the international financial markets may adversely affect the trading markets for securities of Brazilian issuers. In addition, a drop in the price of commodities produced by Brazil could adversely affect the Brazilian economy. A decline in the economic growth or demand for imports of any of Brazil’s major trading partners could also have a negative impact on Brazil’s exports and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been adversely affected by such contagion effects on several occasions, including following the 1998 Russian crisis, the 2001 Argentine crisis and the 2008 global economic crisis. We cannot assure that any situations like those described above will not negatively affect investor confidence in emerging markets or the economies of Latin America, including Brazil.

In February 2022, the Russian president Vladimir Putin announced the beginning of a special military operation in the Donbas region in eastern Ukraine, which resulted in an armed conflict between these countries. Since then, other European countries and the United States have imposed packages of financial and economic sanctions that, in various ways constrain: (i) transactions with numerous Russian entities and individuals; (ii) transactions in Russian sovereign debt; and (iii) investment, trade, and financing to, from, or in certain regions of Ukraine. In addition, the military conflict between Russia and Ukraine has increased many commodity prices, such as the prices of energy and oil. While the invasion continues toward major Ukrainian cities, the United States, the European Union and the United Kingdom and other jurisdictions are likely to impose additional material, financial and economic, sanctions and export controls, including against the Russian energy sector, in which the country is an important global producer. Such actions and sanctions have impacted and may continue to impact adversely and materially the Russian economy and, consequently, the economies of other countries that maintain commercial relations with Russia (including Brazil). Additionally, it is not possible to predict whether additional sanctions against Russia will be applied and, if so, to what degree these sanctions will impact Brazil’s economy. Nor is it possible to predict the extent of Russian reaction to these sanctions. All this tension caused by the conflict in Ukraine has already triggered an inflationary process on commodities (mainly oil), which may significantly impact the business and the market price of the shares of companies all over the world, including us. Further, this conflict has caused substantial daily oscillations in the global capital markets (including in Brazil), which may have a material adverse effect on our business and financial performance, including through higher volatility in foreign currency exchange rates, higher inflation rates in Brazil, as well as increases in exchange rates.

Brazil’s economy is also subject to risks arising from the development of several domestic macroeconomic factors. These include general economic and business conditions of the country, the level of consumer demand, the general confidence in the political conditions in the country, present and future exchange rates, the level of domestic debt, inflation, interest rates, the ability of the Brazilian Government to generate budget surpluses and the level of foreign direct and portfolio investment.

Our operating conditions have been, and will continue to be, affected by the growth rate of GDP in Brazil, because of the correlation between GDP growth and water demand. Therefore, any change in the level of economic activity may adversely affect the liquidity of, and the market for, our securities and consequently our financial conditions and the results of our operations.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.

As the São Paulo state government owns the majority of our common shares, it is able to control the election of a majority of the members of our Board of Directors and appoint our senior management and with that determine our operating policies and strategy. As of December 31, 2021, the State owned 50.3% of our outstanding common shares. In addition, pursuant to the State Constitution of São Paulo, the Governor of São Paulo, the legal representative of our controlling shareholder, is the competent authority to make these decisions. Both through its control of our Board of Directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, that did not necessarily enhance business, financial condition or results of operations. For example, the State issued Decree No. 64,879/2020 in March 2020 setting out emergency measures as a result of the coronavirus outbreak, including exempting customers under the “Residential Social” and “Residential Favela” categories from paying water and sewage bills for all Municipalities we serve. This exemption was extended until September 15, 2020. The São Paulo state government may direct our company to act in this manner again in the future, depending on the evolution of the pandemic in the State of São Paulo. These decisions by the State may not be in the interests of our non-controlling shareholders, including holders of ADs.

The State of São Paulo has the power to appoint up to 9 out of the 11 members of our Board of Directors and, through them, influence the choice of a majority of the executive officers responsible for our day-to-day management. Consequently, the State is empowered to approve most matters prescribed by law. We cannot guarantee that there will not be changes to our Board of Directors or Executive Officers and whether such changes may have a material adverse effect on our business, financial condition or results of operations, especially during new elections periods.

Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.

On September 29, 2021, the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, in view of the New Sanitation Regulatory Framework (Federal Law No. 14,026/2020), as well as State Law No. 17,383/2021, which established the Regional Unit for Drinking Water Supply and Sewage Services for the State of São Paulo, unanimously resolved: (i) to recommend the hiring by the Treasury and Planning Secretariat (Secretaria da Fazenda e Planejamento do Estado de São Paulo), of the International Finance Corporation – IFC, to provide consulting services to the State, consisting in the identification and analysis of possible alternatives for restructuring our share capital; and (ii) at each relevant stage of the work to be carried out by the IFC, the matter should return to the CDPED for evaluation and continuation. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. Also, election for state governor will be held in 2022 which lead to further uncertainty about any future plans for our corporate reorganization. We cannot assure that CDPED will give us guidance on our potential corporate reorganization, the terms of such guidance, or that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operation. See “—Regulatory Risks—Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services. As of December 31, 2021, the State owed us R$76.6 million for water and sewage services. Additionally, the State also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$1,375.1 million as of December 31, 2021. We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State. We also had an uncontested credit amounting to R$741.9 million which is recorded as related-party receivables. See note 11(a) to our 2021 financial statements.

In addition, as of December 31, 2021, we had a provision for an actuarial liability in the amount of R$2,192.1 million with respect to future supplemental pension payments for which the State does not accept responsibility.

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

Our financial and operating performance may be adversely affected by pandemics such as COVID-19, as well as other catastrophes and health epidemics. The impact of the COVID-19 pandemic on the global economy and financial markets has been significant in 2020 and continued in 2021.

In late December 2019 the outbreak of a new contagious disease originated in Wuhan, Hubei province of China, was reported to the WHO. The SARS-CoV-2 strain of the coronavirus virus was identified, with cases and fatalities soon confirmed in multiple provinces in China, as well as in several other countries. On March 11, 2020, the WHO confirmed that its spread and severity had escalated to the point of a pandemic. Coronavirus cases have been diagnosed in virtually every country, including Brazil, and travels have been suspended or restricted by certain airlines and governments. Further, extended shutdowns of certain businesses and disruptions in financial markets have been reported globally.

In the second quarter of 2020 and partially in 2021, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a direct impact on revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies, which continued through 2021. Accordingly, these changes in consumption patterns impacted the total volume of water billed and the average tariff, which had an impact on our revenues and results of operations.

In 2020, total volume in the retail category increased by 0.9%. If the categories are considered separately, the total volume of water billed in the residential category increased by 2.6%, whereas the commercial, industrial and public categories were strongly impacted by new consumption patterns, leading to a decrease in consumption of 9.5%, 6.1% and 18.8%, respectively. This pattern of consumption caused material effects on our results of operations and financial condition, particularly as the prices charged to customers in the residential category are lower than in the commercial, industrial and public categories. In 2020, our revenues from the residential sector were also affected as consumers in the “Residential Social” and “Residential Favela” categories were exempt from the payment of water and sewage bills for all Municipalities we serve from April 1, 2020, until September 15, 2020. Due to the approval of a state of public calamity mentioned above, the tariff readjustment published by ARSESP in April was postponed and the tariff readjustment of 3.4026%, which included a compensatory adjustment for the postponement of the annual tariff readjustment, was only applied on August 15, 2020.

Additionally, in the context of the COVID-19 pandemic, on February 3, 2021, our Board of Executive Officers approved certain measures for commercial clients aiming to help them maintain their businesses during the COVID-19 pandemic and to pay their debts in the future. These measures for commercial customers were in effect until August 2021. We cannot assure that other similar measures will not be adopted by our executive board or that these clients will be able to honor their debts after any grace period granted.

With COVID-19 vaccines becoming more broadly available, many employees have returned to on-site work. However, we cannot guarantee that future developments regarding the spread of COVID-19 or the emergence of new variants will not result in a return to remote working arrangements and the closure of non-essential commercial, industrial, as well as public, establishments. In addition, several companies announced that they would continue to employ partial remote working arrangements which could result in a new consumption pattern. This could affect our revenues since the tariffs charged to customers in the residential category are lower than in the commercial, industrial and public categories. In addition, we continued to experience increased delinquencies in 2021. In 2021, our allowance for doubtful accounts increased by R$198.9 million, which represents an increase of 44.7% compared to the same period of 2020. For more information, see Note 10(c) and 29 to our financial statements included in this annual report.

We provide a critical service to our customers which means that we must keep our employees who operate our businesses safe and minimize unnecessary risk of exposure to the virus. The extent to which COVID-19 will continue to impact our business, operations, and financial condition, will depend on future developments, which are uncertain and cannot be predicted. Accordingly, we currently cannot estimate the potential impact on our financial position, results of operations and cash flows. However, all these uncertainties and the factors mentioned above could have a material adverse effect on our results of operations and financial condition.

Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.

We experience decreases in our water supply from time to time due to droughts. The 2020-2021 rainy season, which ended in September 2021, recorded below-average rainfall compared to the expected long-term average. During this period, the Cantareira System received 70.4% of the expected rainfall, while the Alto Tietê System received 71.6% and the Guarapiranga System received 76.8%. Water inflow was also below average in the three main systems that supply the metropolitan region of São Paulo, with the Alto Tietê System (our second largest System) recording inflows close to its minimum historic levels between April and September. The 2019-2020 rainy season, which ended in September 2020, also had below-average rainfall compared to the expected long-term average. During this period, the Cantareira System received 74% of the expected rainfall, while the Alto Tietê System received 72% and the Guarapiranga System received 68%.

The 2021-2022 rainy season, which started in October 2021, recorded below-average rainfall compared to the expected long-term average. From October 2021 to March 2022, the Cantareira System received 84.5% of the historical average rainfall, while the Alto Tietê System received 75.5% and the Guarapiranga System received 85.2%. The total reservoir storage was 59.5% in March 2022, compared to 59.6% in 2021. Water inflow was also below average in some of the main systems that supply the metropolitan region of São Paulo, with the Cantareira System (our largest System) recording inflows of 68% of the historical average and Alto Tietê System recording inflows of 84% of the historical average in the first months of the 2021-2022 rainy season.

In 2014 and 2015 we experienced a severe drought in the metropolitan region of São Paulo, the most severe drought in the last 80 years to date, which was more intense in the northwest region of the State of São Paulo, resulting in the lowest level of rainfall and water inflow ever recorded in the Cantareira System, the largest water production system in the metropolitan region of São Paulo. This drought severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures from 2014 to April 2016 to mitigate its impact and maintain the water supply for the then 20.9 million inhabitants at that moment served in the metropolitan region of São Paulo. See “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

With the return of the rainfall to its historical average, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level. However, heightened public awareness of the need to conserve water during the crisis and other more recent droughts resulted in our customers continuing to adopt lower water consumption practices. As a result of this new behavior and ongoing awareness, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013. Accordingly, this change in consumption practice due to the 2014-2015 water crisis has had a continued effect on our results of operations since then.

There is a risk that there might be further period of drought similar or more severe to those of 2014-2015 and 2020-2021 in the future, forcing us to adopt similar or more severe measures as those adopted in 2014-2015, what can cause a material impact on consumption habits. These uncertainties could have a material adverse effect on our results of operations and financial condition.

Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 44.5% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2021.

On June 23, 2010, the State and the city of São Paulo executed an agreement in the form of a convention (“convênio”) with our intermediation and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis. In accordance with the convênio, we executed a service contract on June 23, 2010, with the State and the city of São Paulo, to provide these services for the following 30 years. Among other principal terms of this service contract, we must transfer 7.5% of the gross revenues we obtain from this contract and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills for services provided to properties owned by the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), established by Municipal Law No. 14,934/2009. See “Item 7.B. Related Party Transactions—Agreement with the State and the city of São Paulo” for a further discussion of the principal terms of the convênio and the principal terms of the service contract we executed in accordance with the convênio.

On May 9, 2018, ARSESP announced the result of the Second Ordinary Tariff Revision and since this revision cycle, ARSESP is passing-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. Within the scope of the Second Ordinary Tariff Review, which was concluded in April 2021, our only contract that provides for this and complies with ARSESP’s requirements is with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure were transferred to tariffs for the revision cycle ending in April 2021. See “Item 4.B. Business Overview—Tariffs,” especially “Item 4.B. Business Overview—Tariffs—Tariff Readjustment and Revisions.”

Prior to May 9, 2018, our tariff had never included any pass-through to tariffs related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure.

The transfer of 4% was subsequently regulated by ARSESP Resolution No. 870/2019 of May 2019, which established the criteria and conditions to permit the transfer of 4% of the revenue from service providers through the tariff, excluding COFINS and PASEP taxes, and unpaid bills in respect of publicly owned properties. In addition, for recognition as part of the tariff, municipal funds for environmental sanitation and infrastructure must be established by the municipality through a legal act, which specifies the allocation of resources. As established by ARSESP, if the concessionaire and the municipality decide to transfer amounts greater than 4% of the revenue, the excess will not be recognized as a financial component of tariffs and will be restricted to the municipality.

Considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%, the mandatory contractual transfer of the remaining 3.5% of the gross revenues, subtracting (i) COFINS and PASEP taxes and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure will not be passed through to customers in full and we cannot assure you when and if this will happen and may have an adverse effect on our business, financial condition or results of operations.

From 2010 to December 31, 2021, we transferred approximately R$4.6 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP.”

The technical note approved by ARSESP on July 30, 2020 which established the methodology to be used for the calculation of the maximum tariff, also establishes that for the third tariff cycle (2021-2024) a 4% limit will be applied to transfers to municipal funds, with transfers made to funds previously approved by ARSESP or those provided for in Article 15 of ARSESP Resolution No. 870/2019 being recognized as part of the tariffs. If the concessionaire and the municipality decide to transfer amounts greater than 4% of revenue, the excess will not be recognized as a financial component of the tariffs and will be restricted to the municipality.

On July 13, 2021, the Municipality of São Paulo filed a public civil action against us, the State of São Paulo and ARSESP aiming, in general terms, to discuss the possibility of including the charge to FMSAI in the tariff adjustment provided for in Resolution No. 870/2019, which in practice was already being transferred since Deliberation No. 794/2018, with a view to, in summary: (i) the recognition of illegality of the transfer of the charge of 7.5% of our gross revenue, related to FMSAI, the water and sewage tariff practiced in the City of São Paulo; (ii) establishing our liability for damages caused to users affected by ARSESP Resolutions 794/2018 and 870/2019; and (iii) the recognition of the inexistence of liabilities to be paid to us for the transfers to FMSAI made by it since 2010, since they would already be included in the tariff value from the beginning.

On August 19, 2021, the Municipality requested the suspension of the process in view of the ongoing negotiations in search of an amicable solution to the dispute. On September 13, 2021, the suspension of the case for a period of ninety days was granted. We have not yet been named and cannot predict the outcome of this proceeding, which, if unfavorable, could have an adverse economic impact on us.

Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. The approved update to the structure and its implementation may lead to uncertainties in the market as well as unpredictability about our future revenues.

Our current Tariff Structure (as defined in “Item 4.B. Business Overview—Tariffs—Tariff Structure”) is based on the pricing regulation approved by State Decree No. 41,446/1996 and has been in force since the 1970s. Accordingly, it no longer reflects the socioeconomic changes the State of São Paulo has undergone over the past decades. Considering the need to adapt to new circumstances, ARSESP accepted our request to update our Tariff Structure to reflect the new consumption profile of our customers. This process was developed in parallel with the Third Ordinary Tariff Revision, both of which were completed on April 8, 2021.

Our current Tariff Structure applies different pricing ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Favela) and non-residential customers (including commercial, industrial and public customers, as described in “Item 4.B. Business Overview— Tariffs - Tariff Structure”); (ii) the metropolitan regions of São Paulo and the regional system; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases. In 2021, 2020 and 2019, the average price calculated for the regional systems was approximately 20% below the average price of the São Paulo metropolitan region. See “Item 4.B. Business Overview—Tariffs –Tariff Structure.”

The New Tariff Structure (as defined in “Item 4.B. Business Overview—Tariffs—New Tariff Structure”) introduces: (i) new classifications for residential customers (Residential, Residential Social, Residential Vulnerable and Residential Collective) and non-residential customers (Commercial, Commercial Assistance, Commercial Collective, Industrial and Public Wholesale, Water Truck, Sewage Cleaning Truck); (ii) different prices for water, sewage collection and treatment sewage services; (iii) the unification of our pricing schedules, which partially reduces subsidies between the regions; and (iv) the charging of a fixed component that reflects fixed costs per connection and another variable part that reflects consumption (a binomial price). The New Tariff Structure was expected to be adopted as of 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the application of the New Tariff Structure to an undetermined date.

The transition period during which the New Tariff Structure will be implemented may lead to uncertainties as well as unpredictability about the revenues we expect to earn with the new structure, given that it is difficult to determine the customer reclassification as a result of price changes, which can lead to differences in our revenues compared to those projected based on the current Tariff Structure. We cannot assure what the result of the implementation of the New Tariff Structure will be and if it will have an adverse effect on our business, financial condition or results of operations. see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$23.8 billion in the period from 2022 through 2026. In 2021, we recorded R$5 billion in capital expenditures. We funded and intend to continue funding these capital expenditures with cash generated by our operations, issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies. A significant portion of our financing needs is obtained through long-term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long-term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

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

Our business may be affected by droughts, and by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the severity of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply, whether from the standpoint of quality or quantity. Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services. For further information, see “3 Item 3.D. Risk Factors— Risks Relating to Our Business—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.” Extreme climate conditions may compromise our facilities’ conditions to operate and supply of inputs. Additionally, increases in air temperature could affect demand for water.

Since we are dependent upon energy supplies to conduct our business, extreme weather events may also reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages, which could affect water and sewage services. Increased electricity prices may also adversely affect our costs and operations. For further information, see “Item 3.D. Risk Factors—Risks relating to Our Business—Adverse weather conditions may interrupt the supply of electricity and water and adversely impact our operations” and “Item 4.B. Business Overview—Energy Consumption.”

We cannot predict all of the effects of extreme weather events, therefore making it difficult to estimate the resources needed to address these mitigations. It is possible that as a result of these difficulties to predict events, we may be required to make substantial investments or incur substantial costs in their remediation, which may have a material adverse impact on our business, financial condition or results of operations. We also cannot guarantee that we will be able to pass on any of these additional costs and expenditures to our customers.

New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

We are currently subject to federal and state laws, as well as international regulations on climate change, that establish global goals to reduce greenhouse gas emission, which we endeavor to comply with. Among these laws, we highlight Decree No. 65,881 of July 20, 2021, which provides for the State of São Paulo’s adhesion to the “Race to Zero” and “Race to Resilience” campaigns, which aims, among other issues, to reduce greenhouse gas emissions and to foster climate resilience.

With Brazil’s current adherence to international agreements, as well as the clear guidelines of the State government on reducing emissions, in addition to the establishment of new legislation, it is possible that we may have to invest in further actions to reduce and mitigate emissions. We may be required to adopt new standards to improve our energy use efficiency and minimize the release of greenhouse gases for the systems already in operation or when we obtain environmental licenses for new enterprises. We may also need to incur substantial new expenditures, to comply with new climate change regulations, that may require us, for example, (i) to adequate and improve our operations to achieve more sustainable processes and to reduce the emission of Greenhouse Gases ("GHG"); or (ii) to implement new facilities and equipment for biogas utilization and its subproducts, considering the dispersion and diversity of processes in our operational facilities. Further, we may also incur in new expenditures to prevent or correct the physical effects of extreme weather events. New expenditures resulting from new climate change regulations and from the prevention or correction of effects of extreme weather could have a material adverse effect on our results of operations. For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions” and “Item 4.B. Business Overview—Energy Consumption.”

Compliance with environmental laws and environmental liability could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment. These laws and regulations set, among others, environmental licensing requirements and potable water standards, as well as standards for effluents which limit or prohibit the discharge of untreated sewage received in our operations. Also, we may experience accidents such as leaks or broken pipes that can lead to liability for environmental damages.

We are party to environmental proceedings and could be subject to other types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations, including licensing requirements, that could expose us to administrative penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. These expenses may lead us to reduce expenditure on strategic investments, which may adversely affect our business, financial condition or results of operations.

We are party to environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants. We are also involved in proceedings challenging the water withdrawing during the 2014-2015 water crisis. Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on our business, financial conditions or results of operations. For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.” For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program,” “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal,” “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation.” For further information on the Water Crisis, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are currently a party to numerous legal proceedings relating to civil, corporate, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. We have established provisions for all amounts in dispute that represent a present obligation as a result of a past event and is probable there will be outflow to settle the referred obligation in the view of our legal advisors and due to disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2021, the estimated total claims asserted amounted to R$54,071.6 million (net of R$173.7 million in escrow deposits), including contingent liabilities. We have recognized provisions totaling R$1,448.5 million (net of escrow deposits) as of December 31, 2021. These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims. Any unfavorable judgment in relation to these proceedings may have a material adverse effect on our financial condition. For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings” and Note 20 to our 2021 Financial Statements included in this annual report.

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

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. Due to the COVID-19 outbreak, we started to use new communication software and systems. However, we currently cannot assure that these systems adequately protect data and information to avoid confidentiality breaches or will not affect our capacity to operate.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

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

We are subject to data privacy laws, such as Law No. 12,965/2014 (the “Brazilian Internet Act”) and the Brazilian General Law for Personal Data Protection - LGPD (Law No. 13,709/2018) and their related regulations, including regulations to be enacted by the Brazilian National Data Protection Authority (ANPD).

The LGPD came into effect on September 18, 2020 and provides a comprehensive regulation for the use of personal data in Brazil. The legislation provides for the application of administrative sanctions (art. 52, 53 and 54), which came into effect on August 1, 2021. If we do not carry out the data processing operation in accordance with the LGPD, we may be subject to sanctions, individually or cumulatively, of warning, obligation to disclose the incident, temporary blocking and/or deletion of personal data, suspension, prohibition, partial or total, of the exercise of the activity of processing personal data and fine of up to 2% (two percent) of the company, group or conglomerate’s revenue in Brazil in its last fiscal year, excluding taxes, up to the global amount of R$50,000,000 (fifty million reais) per infringement. The application of the sanctions provided for in the LGPD is exclusively the responsibility of the National Data Protection Authority – ANPD.

We may also be held liable for material, moral, individual or collective damage caused by non-compliance with the obligations established by the LGPD and other data protection legislation, being subject to risks, such as (i) the filing of lawsuits claiming damages resulting from violations, based not only on LGPD, but also on sectorial legislation that are still in force; and (ii) the application of penalties provided for in the Consumer Defense Code and the Brazilian Internet Act by relevant consumer protection agencies, such as the Federal District Prosecutor’s Office and the National Consumer Secretariat (Secretaria Nacional do Consumidor), since before the validity of the LGPD and the complete structuring of the ANPD, especially in cases of security incidents that result in improper access to personal data.

The LGPD significantly transformed the data protection system in Brazil and it was inspired on European legislation (the General Data Protection Regulation – “GDPR”).

The LGPD establishes detailed rules for the collection, use, processing, storage and disposal of personal data. It affects all economic sectors, including the relationship between customers and financial institutions, employees and employers and other relationships in which personal data is processed, both in the digital and physical environment. The ANPD is the agency with overall responsibility to: (i) ensure the protection of personal data, in accordance with the law; (ii) deliberate, at an administrative level, on a terminative character, upon the interpretation of the LGPD; (iii) supervise the compliance with, and apply penalties in the event of data processing performed in violation of, LGPD; (iv) implement simplified mechanisms for recording complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities the criminal offenses of which it becomes aware.

Any failure by us to adhere to the LGPD or any further privacy laws or regulations enacted or approved in Brazil also carries the risk of individual or collective lawsuits, claim of compensation for damages arising from violations, especially in cases of security incidents that result in unauthorized access to personal data. The application of penalties, the publicizing of the infraction or the imposition of obligations to indemnify for failures in the protection of personal data and inadequacy of the LGPD could adversely affect our reputation, and our results and, consequently, the value of our shares.

Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.

Currently, we substantially withdraw our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. We have 229 dams for water supply purposes, which is the total amount of dams used by us. Our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods or droughts or other environmental occurrences that could result in structural damages and eventually rupture our reservoirs, dams and other facilities or equipment.

Our water and sewage pipes are susceptible to degradation caused by factors such as aging, intense traffic, interventions resulting from disorderly urban planning and action by other companies, which may provoke accidents in the networks, increasing the risk of physical loss of water and affect the regular provision of our services, impacting our customers and the environment. Regarding sanitary sewage, our sewage pipes may be obstructed due to misuse resulting from the improper release of solid waste and rainwater in the sewage systems.

In particular, the increasing degradation of watershed areas (Mananciais) may affect the quantity and quality of water available to meet demand from our customers. See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System.”

The occurrence of any of these events could lead to personal injury or death, adverse social impacts on the communities located near our facilities, monetary losses and possible legal liability arising from environmental and social damages, other environmental and social damages, the loss of prime materials and damage to our reputation. See “Item 4.B. Business Overview—Water Operations—Water Resources.”

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

Adverse weather conditions may interrupt the supply of electricity and water and adversely impact our operations.

Electricity and the price we pay for it has a significant impact on our operating results. Any material interruptions in the supply of energy could have a considerable negative effect on our activities, our financial situation, our operating results and prospects.

The Brazilian power generation system is based on hydro, thermal, wind and solar energy, with the majority of energy being produced by hydroelectric powerplants. In 2021, Brazil experienced a critical hydrological year with below-average rainfall compared to the expected long-term average, which increased the electricity price and caused a material impact on our operating results. The situation requires constant monitoring and the Federal Government will keep monitoring the system in 2022 and controlling the demand through tariff flags, which are a surcharge levied on electricity consumption in the Regulated Contracting Environment and in the Free Contracting Environment, raising the System Service Charge. Any resulting increases in the price of energy could have a material impact on our business, financial condition or results of operations. Also, shortages of electric energy could lead to instability in water supply and sewage collection and treatment services, which could damage our reputation and operations. In addition, as we are one of the largest consumers of electricity in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant financial impact on us.

Finally, adverse weather conditions and continuous droughts may impact our distribution of water and prevent us from providing water to our customers and perform our obligations in accordance with the terms of our concession agreements. For more information, see “Item 4.B. Business Overview—Energy Consumption.”

We may face difficulties in collecting overdue amounts owed to us by municipal government entities.

As of December 31, 2021, our total trade receivables were R$4,198.4 million. Of this amount, the Municipalities of Mogi das Cruzes and São Caetano do Sul, for which we provide water on a wholesale basis, owed us R$28.0 million, and certain municipal government entities owed us R$865.7 million. Of the total amount owed by Municipalities, R$20.4 million was overdue by between 30 and 360 days and none was overdue by over 360 days.

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

Regulatory Risks

The complexity of the process of demonstrating our economic and financial capacity established under the terms of Federal Decree No. 10,710/2021 and Federal Decree No. 10,588/2020, as amended by Federal Decree No. 11,030/2022, may have an adverse effect on our business, financial conditions or operating results.

Law No. 11,445/2007, as amended by Law No. 14,026/2020, provided in article 11-B§1 that contracts in force that did not have the new universalization targets that guarantee the service of 99% of the population with drinking water and 90% of the population with sewage collection and treatment by December 2033 had to include these targets until March 31, 2022.

Further, according to article 10-B, service operators must comply with financial and economic parameters that will measure their ability to provide sanitation services and meet the service standards established by law in a timely manner.

On June 1, 2021, Federal Decree No. 10,710/2021 was enacted, establishing the methodology for demonstrating the economic and financial capacity of public service providers for drinking water supply or sanitary sewage. Article 10 of this decree stipulates that an application for proof of economic-financial capacity must be submitted to the regulatory entity responsible for inspecting the contracts by December 31, 2021. We submitted the request related to this requirement to ARSESP. The regulator has now recognized our economic and financial capacity for the 370 Municipalities that are part of URAE1-Southeast, with documentary reservations for six Municipalities that, until the date of delivery of the documentation to ARSESP, had not agreed to the amendments to their contracts. Until March 31, 2022, we executed 240 amendments to the contracts with the Municipalities under our operations, with the aim to incorporate or adapt the universalization of the goals required by Section 11-B of Federal Law No. 11,445/2007, amended by Federal Law No. 14,026/2020. The Municipalities that have not yet formalized the respective amendments represent approximately 1.4% of our total annual revenue. On April 1, 2022, Federal Decree No. 11,030/2022 was enacted, amending the provisions of Federal Decree No. 10,588/2020, which, in turn, provided for the regularization of operations and technical and financial support from the Brazilian Government and the respective allocation of federal resources in the sanitation sector. We cannot assure that the entirety of our contracts will be deemed “regular” by the regulator or by the Municipalities.

The adequacy of our contracts that were amended will depend on the analysis by the federal regulator (ANA), according to Federal Decree No. 10,588/2020. Accordingly, as of the date of this annual report, we cannot measure the effects of Federal Decree No. 10,710/2021 and are currently not in position to assess whether its implementation will have an adverse effect on our business, financial condition, or results of operations.

According to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference norms whose non-compliance by Municipalities or sanitation operators will prevent them from accessing financing and sources of funds managed or operated by the Federal Government.

Considering that the rules established by ANA may conflict with the rules in force of subnational regulatory agencies, including ARSESP, we cannot guarantee that we will have full access to financings and resources managed or operated by the Federal Government. The lack of this access may have an adverse effect on our business, financial condition or results of operations.

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

As provided, the provision of public basic sanitation services by any party other than municipal and state’s public administration can no longer be formalized through program contracts, agreements, partnership agreements and other unstable instruments for the provision of public basic sanitation services were prohibited. As such, except in the Municipalities where the State shares ownership with the Municipalities, any current expired contract we hold with Municipalities can only be renewed through a bidding process under Law No. 8,666/1993, as amended.

Previously, we provided services in several Municipalities through contracts which did not require bidding procedures. The current program contracts and contracts that comply with Law No. 11,445/2007 will remain in effect until the end of their contractual term, provided that the contracts set targets for the universalization of services until December 31, 2033, and those who have not set such targets had to establish them until March 31, 2022. Pursuant to current legislation, except in the Municipalities where the State shares ownership with the Municipalities the renewal of these contracts, once they expire, will require a bidding process, and therefore we cannot guarantee that we will be able to maintain our current customer base and size of operations. Prior to the implementation of the New Legal Framework on Basic Sanitation, our market expansion could be undertaken through program contracts that did not require a bidding process. Under the New Legal Framework on Basic Sanitation, this important mechanism for expanding operations in the state of São Paulo is no longer available to us, which may increase uncertainty with respect to our plans for expansion of our market share.

Any sale of our shares to the private sector which removes the State as our majority shareholder brings uncertainties regarding the maintenance of current program contracts.

The New Legal Framework for Basic Sanitation establishes that, in the event of the sale of the State’s share control to the private sector, the current program contracts may be replaced with new concession contracts, subject to the State Privatization Program, where applicable. The framework also establishes that if there is a change in the clauses of these program contracts, such proposals must be presented to the public entities holding the service, who must, within 180 days, manifest their opinion if in disagreement, after which the proposal will be considered as approved. However, prior approval by the public entities that executed the contract related to the program is only required if the majority shareholder requests an amendment to the term, purpose or certain other sections of the contract at the time of the change of control. Regardless of that, most of our contracts have a termination clause in the event of a change in our control. We cannot assure you that all the public entities holding the service will agree to any proposed amendments to the contracts and that the result of those negotiations would not have a material impact on our revenues or operations.

Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.

Municipalities have a right to terminate our concessions early if we fail to comply with our contractual or legal obligations or if the Municipalities determine to do so in a takeover proceeding (retomada de serviços). The resumption of services must be justified by public interest. In these circumstances, the Municipalities have to determine that it is no longer in the public interest to continue to provide water and sewage services under the terms and conditions of the current concession. Under Federal Decree No. 10,588/2020, as amended by Federal Decree No. 11,030/2022, the Municipalities, and regulator are responsible for identifying potential contractual irregularities and adopting the required actions. Accordingly, we cannot assure all our contracts are complying with the new rules and will be not terminated by the Municipalities. The Basic Sanitation Law provides that on the early termination of a concession a valuation of the assets that relate to the services provided must be carried out in order to calculate the unamortized portion of investments for purposes of assessing any related indemnification payments due to the service provider. The resulting indemnification payment may be less than the remaining value of the investments the sanitation service provider made. Alternatively, there may be an extension of the maturity dates for the payments. The Municipalities may also refuse to make indemnification payments voluntarily, potentially leading to judicial disputes. In the case of a judicial dispute, there is a risk that the judicial decision will consider the indemnification as undue or set it at a lower value than the investments already made.

The New Legal Framework for Basic Sanitation assigns to ANA the authority to introduce reference norms on the methodology for calculating indemnities due to investments made and not yet amortized or depreciated.

On August 31, 2021, ANA published the opening of Subsidy Taking No. 01/2021, intended to collect contributions from society for the preparation of the reference norms for the methodology of calculating asset indemnities for the water and sewage segments.

Based on contributions received from society and other studies, ANA will prepare the Regulatory Impact Analysis Report (RIA) related to this reference norms for a second stage of social participation, which will include a public consultation. Future concession contracts will have their indemnification methodology defined together with the other contractual rules provided for in ANA’s reference norms. We do not know the effects that the asset indemnity calculation methodology will have on our business.

The New Legal Framework provides that the transfer of services from one provider to another will be conditioned, in each case, on the indemnity of investments linked to reversible assets not yet amortized or depreciated, under the terms of Law No. 8,987/1995. In these cases, the holder of the services may assign payment to the provider who will assume the service. It is not possible to guarantee that future bids will take into account previous resolution of this issue before the bidding processes.

Additionally, we are party to proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain Municipalities. For more information, see Note 20 to our 2021 financial statements included in this annual report. Other Municipalities may seek to terminate their concession agreements before the contractual expiration date. If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, our business, financial condition or results of operations may be adversely affected.

Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.

The New Legal Framework for Basic Sanitation defers certain regulations and definitions to a later date, which could have a significant impact on our operations. Moreover, ANA was assigned with the authority to edit reference norms to serve as guidelines to be observed by other regulatory agencies, pursuant to Article 23, of the Law No. 11,445/2007, thereby potentially reducing their autonomy. If these national guidelines are not followed, certain consequences may apply to the operators, such as blocking access to funding or financings provided or managed by the Federal Government or federal entities.

Among the supervening definitions, the regionalized provision of sanitation services stands out as one of the requirements of the new legislation that allows providers to have access to the technical and financial resources of the federal government.

This model of providing regionalized sanitation provides for the establishment of regional sanitation units by state governments within one year of enactment of the law. In the state of São Paulo, State Law No. 17,383 was enacted on July 5, 2021, creating four URAEs. The Municipalities operated by us coincide with URAE 1 – Southeast. On December 2, 2021, State Decree No. 66,289 was issued, which deals with the adhesion of Municipalities to the URAEs. We cannot assure voluntary adhesion by all Municipalities that are part of URAE1 – Southeast and their effect on our operations.

On January 4, 2022, ANA initiated Public Consultation No. 01/2022 regarding the proposal for a reference standard on indicators and standards of quality, efficiency and effectiveness for evaluating the provision, maintenance and operation of water supply and sewage systems. The outcome of this public consultation is still uncertain, as well as any new ANA reference standards that may be edited and we cannot guarantee that our operations will not be materially affected. For more information on ARSESP regulations and these pending measures, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—The Basic Sanitation Law and the New Legal Framework for Basic Sanitation.”

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets. The ten largest companies in terms of market capitalization represented approximately 42.6% of the aggregate market capitalization of the B3 as of December 31, 2021.

Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank in order to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon sales of our common shares. If an ADR holder decides to exchange ADSs for the underlying common shares, the holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange. After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon sale of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or registers the investment under CMN Resolution No. 4,373/2014, dated September 29, 2014, (the “4,373 Holder”) which entitles registered foreign investors to buy and sell on a Brazilian stock exchange. If the holder does not obtain a certificate of registration or register under Resolution No. 4,373/2014, the holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

Further, during the 2018 presidential campaign, the then main contender and current Minister of Economy proposed taxing dividends paid by Brazilian companies and changes in taxation method of interest on equity. If this campaign promise were to be realized, this would increase the tax expenses associated with any dividend, interest on equity or distributions made by Brazilian companies, which could impact us or our shareholders and the value of our common shares and ADSs. Uncertainty regarding the implementation by the current government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

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

A.       History and Development of the Company Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability. We were incorporated on September 6, 1973, under the laws of the Federative Republic of Brazil. We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is +55 11 3388-8000. Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017. We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad. See “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Contracts for the Provision of Essential Basic Sanitation Services in Brazil.”

We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city. According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil. For the year ended December 31, 2021, we generated net operating revenue of R$19,491.1 million and profit of R$2,305.9 million. Our total assets amounted to R$53,165.5 million and our total shareholders’ equity amounted to R$24,931.9 million as of December 31, 2021. As of December 31, 2021, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 375. of the 645 Municipalities in the state of São Paulo, including the city of São Paulo. Substantially all of our concessions or program agreements have 30-year terms. As of December 31, 2021, we lacked formal agreements for 8 of the Municipalities we serve. In addition to the 8 contracts expired in December 2021, from January 1, 2022, through 2030, 25 concession agreements will expire, accounting for 4.0% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2021 and 2.5% of our intangible assets and contract assets as of the same date, will expire.

We also supplied water and sewage treatment services on a wholesale basis to two Municipalities, Mogi das Cruzes and São Caetano do Sul, located in the São Paulo metropolitan region. For the year ended December 31, 2021, the São Paulo metropolitan region (including the Municipalities to which we provide water on a wholesale basis) accounted for 70.7% of our operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 29.3%.

As of December 31, 2021, we provided water services through 9.8 million water connections to approximately 27.8 million people, representing approximately 62% of the total population of the state of São Paulo, and had a water coverage ratio of 98% with respect to all regions. As of that date, we provided sewage services through 8.4 million sewage connections to approximately 24.6 million people and had an effective sewage service ratio of 85%. As of December 31, 2021, we operated using 88,904 kilometers of water pipes and water transmission lines and 61,122 kilometers of sewer lines. We also provide water and/or sewage services to four other Municipalities through special purpose companies.

In addition, we have three partnerships with private companies: Aquapolo Ambiental S.A., Attend Ambiental S.A. and Paulista Geradora de Energia S.A. Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere. Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region, but is currently only providing approximately 450 liters per second as a result of demand. Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region. Paulista Geradora de Energia S.A., which was formed in 2015, focuses on the implementation and commercial exploration of water potential in small hydroelectric power plants, located at Vertedouro Cascata and the Guaraú Water Treatment Plant, with a total capacity of 7 MW. Until the date of this annual report, we had not yet started the operations. See “Note 11 to the Financial Statements - Investments.”

In addition, we provide consulting services regarding the rational use of water, the updating of institutional models, and commercial and operational management in Panama, through a consortium.

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares. As of December 31, 2021, the State owned 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the São Paulo state governmental structure. Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Infrastructure and Environment as part of the State’s overall strategic planning. The majority of the members of our Board of Directors and our board of executive officers are nominated by the São Paulo state government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Infrastructure and Environment as a whole. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected by: (i) our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; (iii) climate conditions; (iv) impacts of regulation for sanitation services; and (v) the impact of pandemics such as COVID-19. Following the water crises, the volume of water billed in the São Paulo metropolitan region continued below 2013 levels as many of our customers continue to apply some of the lower water consumption practices adopted during water crisis. The new Legal Framework for Basic Sanitation introduced several changes that directly affect our business. The COVID-19 pandemic resulted in increased in volumes of water billed in the residential categories and a reduction in the public, commercial and industrial categories which have higher average tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies, which are reflected in our results, with a direct impact on revenues. For further information on the water crisis, see “Item 3.D. Risk Factors— Risks Relating to Our Business— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations” and “Item 4.B Business Overview—The 2014-2015 Water Crisis,” and for information on the COVID-19 pandemic, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.” For further information, on regulatory risks, see “Item 3.D. Risk Factors— Regulatory Risks.”

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well-established business with significant size, scale and know-how to operate in complex urban settings. We are one of the largest water and sewage service providers in the world, according to studies by Global Water Intelligence, which considered the estimated revenue in 2020. We provide water services directly to approximately 27.8 million people and supply water on a wholesale basis to an additional urban population of approximately 0.6 million people. As of December 31, 2021, we had an effective water coverage ratio of 98% in respect of all regions in which we operate. We also provide sewage services directly to approximately 24.6 million people, achieving an effective sewage service ratio of 85% in respect of all regions in which we operate as of December 31, 2021. Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well-trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state. The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 45.0 million as of December 31, 2021. The city of São Paulo had an estimated total population of 11.9 million as of the same date, while the São Paulo metropolitan region had a total population of 21.3 million. Based on its GDP, the state of São Paulo is the wealthiest state and has the largest economy of any state in Brazil. The GDP of the state of São Paulo was approximately R$ 2.4 trillion representing approximately 31.8% of Brazil’s total GDP, according to the most recent data collected by the IBGE in 2019. The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business. We have formal agreements with 367 of the 645 Municipalities in the state of São Paulo, including agreements with the cities of São Paulo and Guarulhos, respectively the first and second largest Municipalities in the State of São Paulo. Most of our contracts have a 30-year term. For the year ended December 31, 2021, income from these agreements accounted for 95% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

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

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency. Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operations. We also intend to increase our sewage coverage by adding 1.2 million sewage connections by 2026. In addition, we seek to reduce both physical and non-physical water loss. See “—Capital Expenditure Program.”

We also seek to improve our processes and controls by implementing: (i) a new management model based on the Management Excellence Model that seeks to improve the alignment of management processes and the dissemination of best practices within the company; (ii) an enterprise resourcing planning system, or “ERP system” allowing integration with SAP (administrative/financial modules), and a customer relationship management system, or “CRM system” (Net@suite), to replace our commercial and management information systems, ensuring compliance with regulatory requirements and serving as a structuring tool for digital transformation, through the application of new technologies (Analytics, IA, IoT, Omnichannel, RPA, among others) focused on automation process, customer experience and management of analytical information. The ERP system was implemented in April 2017. The complete implementation of the Net@suite took place in October 2021.

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

Currently, we provide water and/or sewage services to four other Municipalities through special purpose companies in partnership with private companies. See “Item 4. Information on the Company—History and Development of the Company—Overview.”

Maintain and expand our operating base. We intend to maintain and expand our operating base by searching for new business opportunities. We also regularly explore the possibility of providing water and sewage services in Municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which on aggregate represent a total population of approximately 14.4 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance. In June 2010, we entered into a 30-year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2021, accounted for 44.5% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). Between January 1, 2007 and December 31, 2021, we entered into agreements with 342 Municipalities (including our services agreement with the city of São Paulo), of which none were entered into in 2021. These 342 Municipalities accounted for 95% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2021 and 93.8% of our intangible assets and contract assets as of the same date. As of December 31, 2021, eight of our concessions had expired. These 8 Municipalities accounted for 0.3% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2021 and 0.5% of our intangible assets and contract assets as of the same date. From January 1, 2022 through 2030, 25 concession agreements will expire, accounting for 4.0% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2021 and 2.5% of our intangible assets and contract assets as of the same date, will expire.

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

In 2021, our Board of Directors approved the revision of our New Business Policy, which established, among others, the rules to be observed when searching for partners in developing new business opportunities. On this direction, in December 2021, we published a public call for studies, development and implementation of solutions to take advantage of photovoltaic energy generation potential in the State of São Paulo and in the municipalities where we operate. For more information, see “Item 5. Operating and Financial Review Prospects—C. Research and Development, Patents and Licenses, etc.”

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

Expand our sewage treatment coverage. Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way. We had an effective sewage coverage ratio of 92% as of December 31, 2021, and plan to increase this ratio to 95% by 2026, by adding over 1.2 million sewage connections by 2026 and the indicator of consumer units connected to the sewage treatment system from 79% to 90% by 2026. These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply. In addition, there are Municipalities in the state of São Paulo representing a total population of approximately 14.4 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis. Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional Municipalities in the state of São Paulo as well as to other Brazilian states and abroad. For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operations” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs.”

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2021 we invested R$5.0 billion and between 2022 and 2026 we plan to invest an additional R$23.8 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles. According to the SEADE, the state of São Paulo had an estimated total population of 45.0 million as of December 31, 2021. The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.9 million, with a total population of 21.3 million inhabitants in the São Paulo metropolitan region, as of December 31, 2021. The São Paulo metropolitan region encompasses 39 Municipalities and is the largest metropolitan region in the Americas and the fourth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2018,” with approximately 47% of the total population of the state of São Paulo as of December 31, 2021. In, the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$2.4 trillion, representing approximately 31.8% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries. The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior), currently Ministry of Economy (Ministério da Economia).

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

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once established, the controlling company could sell shares to other minority shareholders, including private companies and state-owned companies, provided, however, that the state of São Paulo will continue to hold a majority of the common shares of the controlling company. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. For further information, see “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

As of December 31, 2021, we provided water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 375 of the 645 Municipalities in the State, including in the city of São Paulo. We also supplied water on a wholesale basis to two Municipalities in the São Paulo metropolitan region.

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

The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys-in-fact. The executive officers described below report to the Chief Executive Officer:

•	the Corporate Management Officer, who is responsible for marketing (commercial processes), human resources and social responsibility, legal affairs, information technology, asset management, supplies and contracts;
•	the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, collection of revenues, allocating financial resources to divisions of our company, conducting capital markets and other debt incurrence transactions and managing debt levels, controller, accounting, costs and tariffs, corporate governance and investor relations;
•	the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, and research innovation; and
•	the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of works and services for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions. The Chief Operating Officers are also responsible for sanitation advisory services to independent Municipalities, negotiating contracts for water supply and sewage treatment services and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

We have budgeted investments in the total amount of R$23.8 billion from 2022 through 2026. We invested R$5.0 billion, R$4.4 billion and R$5.1 billion in 2021, 2020 and 2019, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	2022	2023	2024	2025	2026	Total
Water	2,209	2,026	1,853	1,926	1,869	9,883
Sewage Collection	1,869	1,989	2,005	2,534	2,235	10,632
Sewage Treatment	616	558	668	624	864	3,330
Total	4,694	4,573	4,526	5,084	4,968	23,845

Our capital expenditure program from 2022 through 2026 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 375 Municipalities we served as of December 31, 2021.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution. For the period from 2022 through 2026, we plan to spend R$9.9 billion in water-related investments. The main programs are:

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

Since 2000, the Metropolitan Water Program has increased the production capacity by 13.1 m³/s, with the aim of improving the structure of the supply system in the São Paulo metropolitan region, by expanding the water production, and distribution systems. In March 2018 we concluded the interconnection of the Jaguari (part of the Paraíba do Sul Basin) and Atibainha reservoirs (part of the PCJ River Basin, Cantareira System), which is also strategic to guarantee secure access to water for the metropolitan region of São Paulo. Through such interconnection, we are able to transfer 5.13 m³/s (annual average) to 8.5 m³/s (maximum) of water from Jaguari to Atibainha. Since May 2018, the transfer of water also works in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, allowing us to optimize the reservation capacity of both reservoirs, while benefiting the population of the Paraíba Valley.

With regard to PPP São Lourenço, as of December 31, 2021, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system). After monetary adjustment, the contract amounts to approximately R$7.8 billion and has a 25-year term, four years of which was dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; preservation and cleaning, surveillance and property security. The system indirectly benefits the entire São Paulo metropolitan region as it is connected to the metropolitan system, which increases the volume of available water.

Reversal of the Itapanhaú River

This is the third major project of the many structural interventions to ensure water security in the São Paulo metropolitan region. Through the reversal of the Itapanhaú River basin to the Biritiba reservoir, part of the Alto Tietê Production System is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to the Biritiba reservoir. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê Production System as well as indirectly benefit the population of the greater São Paulo region. The construction works began in June 2020 and are estimated to finish in 2022. This project is partially funded out of our own resources and from funds provided by Caixa Econômica Federal.

Program for Reduction of Water Loss

The Program for the Reduction of Water Loss aims to achieve a steady reduction in water loss in the long term, through the implementation of various operational and maintenance improvement measures, in addition to important actions to renew and improve the infrastructure.

As a result, the rate of total losses index has decreased gradually, from 41.0% in 2004 to 27,9% in 2021. The loss in liters per connection per day, considered the most suitable index, has also shown a decrease. In 2021, the index reached 252 liters per connection per day, 54% less than 2004, when the indicator registered 547 liters per connection per day.

The losses in the municipality of Guarulhos were accounted for in this index as of January 2021. The losses in the municipality of Santo André will be accounted for in this index as of January 2022. The losses accounted in the municipality of Guarulhos will lead to an increase of about 10 liters per connection per day in the loss index. Accordingly, the goal for 2022 is to reach an index of 250 liters per connection per day, including the municipality of Santo André. Part of the resources allocated, to the program came from our own resources and the remainder from financing granted by the Japan International Cooperation Agency (JICA), BNDES and by incentivized debentures provided for in Law No. 12,431/2011.

Coastal Water Program

The Coastal Water Program (Programa Água no Litoral) combines various long-term activities to expand water production capacity in the Baixada Santista metropolitan region on the southern coast, as well as on the “northern coast” of the State of São Paulo. The program aims to benefit approximately three million people, including both the local population and tourists. It aims to increase the level of reliability of the local systems, eliminating existing and potential deficiencies and irregularities in the water supply. In order to reach this goal, we have been investing in upgrading water treatment plants in several Municipalities since 2013, such as Mambu-Branco Water Treatment Plant, located in Itanhaém. This expansion is financed by incentivized debentures. In addition, we will build a Melvi Water Treatment Plant in Praia Grande and five metallic reservoirs in Santos, Bertioga, Peruíbe, Itanhaém and Guarujá, which together will increase the reservation capacity in the region.

In the northern coast, we have made numerous investments aimed at expanding water security, improving and increasing the capacity of water production units, and we have implemented certain actions to optimize water distribution units to meet demand in the high season. Among the investments initiated, we highlight the expansion of the Água Branca Water Treatment Plant in Ilhabela.

Sustainable and Inclusive Sanitation Program

The Sustainable and Inclusive Sanitation Program integrates water security and social inclusion and is focused on the Guarapiranga reservoir area in the São Paulo Metropolitan Region, benefiting more than 1 million people. The Program aims to reduce water losses by replacing our water networks and implementing water supply infrastructure in houses with underdeveloped facilities, as well as to improve maintenance and safety control of Guarapiranga reservoir and to expand and optimize sewage collection, and treatment in the area. The Program is supported by funds from the World Bank as well as our own funds.

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage. For the period from 2022 through 2026, we plan to invest R$13.9 billion in sewage collection and treatment. The main programs are:

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

From 1992 to the end of 2021, the investments totaled US$3.3 billion, of which R$898 million were disbursed in 2021. Part of the resources allocated to the Tietê Project are our own capital and the remainder comes from financings granted by the Inter-American Development Bank - IDB, BNDES and Caixa Econômica Federal.

During this period, 1.8 million domestic sewage connections were built and 4.8 thousand kilometers of interceptors, trunk collectors and collection networks were built to collect and transport the sewage to treatment in our plants, whose installed capacity for treatment almost tripled and the equivalent to the sewage generated by 12 million people was directed to treatment.

As a result, the treated sewage outflow in the metropolitan region of São Paulo today is five and a half times greater than that in 1992. This increase, of approximately 450%, is equivalent to the sewage generated by a population of 12 million people. As a result, sewage collection that served 70% of the urbanized area of the metropolitan region of São Paulo in 1992 increased by more than 90% by the end of 2021. Sewage treatment increased from 24% to 85% of the volume collected.

By 2025, the program aims to increase the sewage collection rate in the metropolitan region of São Paulo to 92% and the treatment rate to 90% of the total collected, with the conclusion of the third stage, now under way with a 88% progress, and the works already planned for the fourth stage, with priority interventions currently in concurrent execution.

Finally, we would like to highlight the Novo Rio Pinheiros Project, which is part of the Tietê Project. The Pinheiros River is one of the main tributaries of the Tietê River in the São Paulo metropolitan region, and the improvements in the Pinheiros River will have a direct impact on improving the quality of Tietê’s waters. It is important to point out that the large sewage collection and interception infrastructure built over time as part of the Tietê Project allows the complementary improvements carried out in the Novo Rio Pinheiros River to be immediately connected to the Barueri treatment station. We expected to conclude these improvements in 2022, which will be an important milestone for the Tietê Project.

The Novo Rio Pinheiros Project is an initiative promoted by the state of São Paulo to coordinate several state and municipal entities in an effort to clean up the Pinheiros river in order to reintegrate it into the city and make it a leisure and tourism area. The project includes sewage services, riverbed dredging, programs for the collection and reduction of inadequate urban waste disposal, as well as environmental education actions.

We were encouraged to participate in this initiative as it is relevant to the Tietê Project and we took part in the project by offering an accelerated expansion of the sewage collection network and the installation of new sewage connections in areas not yet served, which is expected to connect approximately 533 thousand residences to the sewage treatment system. In places where the connection to the existing infrastructure is not possible due to settlements along the river bank, as part of the project we will install small sewage treatment plants on the river’s tributaries. Until 2021, approximately 516 thousand residences were connected to the sewage treatment system, that is, an advance of 97% in relation to the established goal. These initiatives are being contracted based on performance (Performance Contract), a form of service contracting that set goals to be achieved by the contractors, with the compensation varying according to the achievement of the proposed targets. That is, compensation will take place upon completion of the construction and will also have a variable part, depending on the final result achieved. Performance evaluation considers targets such as the number of new residences connected to the sewage network and stream water quality.

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

In 2021, the program benefited more than 182.5 thousand people, contributing to the collection and treatment of an additional 137 liters per second of sewage.

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

Due to the complexity and challenges involved in the implementation of infrastructure projects in coastal regions, the Program was structured in stages. In the first stage, started in 2007, and among other actions 110 thousand sewage connections were implemented, resulting in the increase of the sewage coverage ratio from 53% to 84% in 2021, reaching 100% treatment of the sewage collected. This stage was financed by our own funds and financing from JICA and BNDES.

The second stage of the program began in 2018 and aims to implement approximately 450 kilometers of sewage collection network, 48 thousand new connections, three new sewage treatment plants and improvements to existing sewage treatment plants. In 2019, we began works on sewage collection networks and new connections in the Municipalities of Praia Grande, Mongaguá, São Vicente and Itanhaém. During this phase, investments in all of the nine Municipalities of the Baixada Santista are planned. The second stage of the Program is financed by incentivized debentures. We expect to conclude this stage by 2025, reaching a sewage collection index of 90%, and treating all collected sewage of the Baixada Santista.

The execution of the third stage of the program, which aims to achieve universal sewage collection and treatment, is estimated between 2026 and 2033, and aims to provide sewage collection index of 95% and treatment of all sewage collected.

Other Policies and Programs

Nossa Guarapiranga

The Nossa Guarapiranga Project launched in December 2011 is still running. Its main objective is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region, which supplies more than 4 million people.

We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the mouth of the reservoir’s main effluents in order to retain solid residue in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of water plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the water surface of the dam in the reservoir. Two vessels were built specifically for this purpose. We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga Project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2021, we removed an average of 226 m³/month of solid residue and approximately 411 m3/month of water plants from this basin.

Água Legal Program

Created in 2017, the Legal Water Program (Água Legal) aims to promote the proper installation of water distribution systems in communities of high social vulnerability, where residents are poorly supplied with improvised pipes subject to contamination. In 2021, the program brought more comfort and health to approximately 53,000 people in the metropolitan region of São Paulo by replacing precarious and irregular facilities with networks and water meters that bring quality water to the taps. Since the beginning of the Program, approximately 560,000 people in the metropolitan region of São Paulo had their private connections standardized.

Pró-Conexão

In 2012, the State of São Paulo approved a program to subsidize connections to the sewage system for low-income families, of which 80% of the capital expenditures is provided by the São Paulo state government and 20% by us.

The program brought more comfort and health to approximately 104,000 people with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure for these households. Most of the work for this program was executed by our own personnel, which considerably reduced the need for investments.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired. In February 2022, our Board of Directors approved the renewal of the program.

We believe that this program can increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low-income families. For more information see “Item 7.B. Related Party Transactions—Agreements with the State.”

B.        Business Overview

Our Operations

As of December 31, 2021, we provided water and sewage services to 375 Municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements. We also supplied treated water on a wholesale basis to two Municipalities located in the São Paulo metropolitan region and conurbations. The majority of these concessions have 30-year terms. Between January 1, 2007 and December 31, 2021, we entered into agreements with 342 Municipalities (including our services agreement with the Municipalities of São Paulo and Guarulhos) in accordance with the Basic Sanitation Law, of which none were entered into in 2021. As of December 31, 2021, these 342 Municipalities accounted for 95.0% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). In addition to the contracts, the Municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2021, eight of our agreements or concessions had expired but we continued to provide water and sewage services to these Municipalities. From January 1, 2022 through 2030, 25 concession agreements will expire, accounting for 4.0% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2021 and 2.5% of our intangible assets and contract assets as of the same date, will expire.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the Municipalities where we conduct our activities without harming our long-term financial sustainability. Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act in a subsidiary form in other Brazilian locations and abroad. See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP.” For a description of our operating segments please see Note 25 to our financial statements as of and for the year ended December 31, 2021.

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

Wholesale Operations

Wholesale Water Services

As of December 31, 2021, we provided water services on a wholesale basis to two Municipalities located in the São Paulo metropolitan region (Mogi das Cruzes and São Caetano do Sul). Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law which requires that the service be supervised by an independent agency, stipulates registration of the cost of the service with the rules published by ARSESP. Our agreements currently comply with the provisions of the Basic Sanitation Law No. 11,445/2007. In 2021, we invoiced approximately 49.7 million cubic meters of water to these Municipalities and the revenues from wholesales water services were R$92.0 million. For more information on this agreement, see Note 10 to our 2021 financial statements.

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

Through these agreements, in 2021 we invoiced approximately 15.8 million cubic meters of sewage collected from these Municipalities served on a wholesale basis. In 2021, our revenues from wholesale sewage services were R$20.0 million.

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises. In 2021, we produced approximately 2.864.7 million cubic meters of water. The São Paulo metropolitan region (including the Municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 70% of water invoiced by volume in 2021.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	1,984.2	2,032.0	2,012.5
Regional Systems	880.5	874.7	860.7
Total	2,864.7	2,906.7	2,873.2
Invoiced:
São Paulo metropolitan region	1,419.4	1,351.3	1,296.4
Wholesale (1)	49.7	50.1	48.1
Regional Systems	683.2	682.5	666.3
Subtotal	2,152.3	2,083.9	2,010.8
Santo André (2)	-	53.9	67.1
Mauá (3)	21.5	29.5	34.8
Residencial Social/Favela (4)	-	45.8	-
Total	2,173.8	2,159.2	2,112.7

(1)       Wholesale includes volumes of reuse water and non-domestic sewage;

(2)        Billed volume in the retail segment in 2021 and in the wholesale/retail segment in 2020 and 2019;

(3)        Billed volume in the wholesale/retail segments in 2021 and in the wholesale segment in 2020 and 2019; and

(4)        Volume exempt from paying water and sewage bills in 2020.

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

In order to supply water to the São Paulo metropolitan region, as of December 31, 2021 we relied on 20 reservoirs of non-treated water and 265 reservoirs of treated water, which are located in the areas under the influence of the nine water producing systems comprising the interconnected water system of the São Paulo metropolitan region, and the Guarulhos water supply system. The total capacity of the water sources available for treatment in this area is 82.3 m³/s. Total current installed capacity is 81.7 m³/s and can be distributed to the São Paulo metropolitan region. Average verified production for the water systems of the São Paulo metropolitan region was 61.7m³/s during 2021. The Cantareira, Guarapiranga and Alto Tietê Systems produce 78.6% of the water we distributed in the São Paulo metropolitan region in 2021.

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

In 2021, the Cantareira system accounted for 36.1% of the water that we supplied to the São Paulo metropolitan region (including the Municipalities to which we supplied water on a wholesale basis), which represented 70.7% of our operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) for the year. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

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

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

Production Rate(1)
	2021	2020	2019
(in cubic meters per second)
Water production system:
Cantareira	22.3	24.6	23.8
Guarapiranga	13.4	12.7	12.7
Alto Tietê	12.7	13.6	14.3
Rio Claro	3.3	3.6	3.1
Rio Grande (Billings reservoir)	4.4	4.3	4.3
Alto Cotia	0.8	1.1	1.2
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	4.4	3.1	3.1
Guarulhos	0.3	0.3	0.3
Total	61.7	63.4	62.9
(1)	Average of the year ended December 31, 2021, 2020 and 2019.

The Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system are owned by other companies controlled by the State. In the cities of the interior region of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells, whereas in coastal areas, our principal source of water consists of surface water from rivers and mountain springs. For additional information on the Alto Tietê system, see “Item 7.B. Related Party Transactions—Agreements with the State.”

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We installed 178.9 thousand, 220.4 thousand and 204.8 thousand new water connections in 2021, 2020 and 2019, respectively. The interconnected water system of the São Paulo metropolitan region serves 31 Municipalities, of which 29 are operated directly by us under this system. Through this system, we serve the other two Municipalities on a wholesale basis whereas distribution is the responsibility of the companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system. This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply, we intend to invest R$23.8 billion from 2022 to 2026 to increase our water production and distribution capacities as well as to improve the water supply systems. In 2021, our total investment in water supply systems amounted to R$1.9 billion, of which R$1.4 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network. We operate 246 treatment facilities, of which nine are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70% of all water we produced in 2021. The type of treatment used depends on the nature of the source and quality of the untreated water. For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources. All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

As of December 31,
	2021	2020	2019
Water distribution pipes and water transmission lines (in kilometers)	88,904	87,568	81,324
Number of connections (in thousands)	9,840	10,088	9,933

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC. Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2021, our water distribution pipes and water transmission lines included: (i) 47,249 kilometers in the São Paulo metropolitan region; and (ii) 41,655 kilometers in the Regional Systems.

As of December 31, 2021, we had 427 storage tanks in the São Paulo metropolitan region with a total capacity of 2.4 million cubic meters, and 2,204 storage tanks in the Regional Systems. Furthermore, we had 157 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	2022	2023	2024	2025	2026	2022 – 2026
São Paulo metropolitan region	127	135	135	135	125	657
Regional Systems	65	65	65	65	65	325
Total	192	200	200	200	190	982

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

As of December 31, 2021, we experienced 279 liters/connection per day of water loss in the São Paulo metropolitan region and 208 liter/connection per day of water loss in the Regional Systems, averaging 252 liter/connection of water loss per day. We have a Program for Reduction of Water Loss in place that aims to reduce total water loss to around 250 liters/connection per day, and the Water Metered Loss Index to 28,5% by 2022.

Real water loss (water physically lost) decreased from 22.2% in December 2008 to 18% in December 2021. Our strategy to reduce water loss has two approaches:

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

We are taking measures to decrease physical loss by reducing response time to fix leakages and by better monitoring of non-visible water main fractures. Among other initiatives, we have adopted the following measures to reduce physical water loss:

•	the introduction of technically advanced valves to regulate water pressure throughout our water transmission lines in order to maintain appropriate water pressure downstream. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water transmission lines and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water transmission lines as water usage fluctuates; the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;
•	the implementation of routine operational leak detection surveys to reduce overall water loss;
•	the monitoring and improvement of accounting metrics with respect to water connections, especially for large volume customers;
•	regular checking on inactive customers and monitoring non-residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;
•	preventing fraud with the use of new, and more sophisticated water meters that are more accurate and less prone to tampering;
•	installing water meters where none are present; and
•	conducting preventive maintenance of existing and newly installed water meters.

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network. We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law. Our laboratories analyze an average of 85 thousand specimens per month on distributed water, with samples collected from residences. Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by Inductively Coupled Plasma (ICP). Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Quality and Technology, or INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, ABNT, and the National Standard Foundation, or NSF, and the American Water Works Association, or AWWA, to eliminate toxic substances that are harmful to human health. From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water. In order to mitigate this problem, we work on: (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water. We also participate in the Clean Stream Program to clean important streams in the city of São Paulo. Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga Pró-Conexão and Água Legal Program. See “—Main Projects of Our Capital Expenditure Program— Clean Stream Program,” and “—Other Policies and Programs.”

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage. As of December 31, 2021, we collected approximately 84% and 87% of all the sewage produced in the Municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively. During 2021, we collected approximately 85% of all the sewage produced in the Municipalities in which we operated in the state of São Paulo. We installed 225.5 thousand, 258.9 thousand and 237.3 thousand new sewage connections in 2021, 2020 and 2019, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage. As of December 31, 2021, we were responsible for the operation and maintenance of 61,122 kilometers of sewage lines, of which approximately 32,577 kilometers are located in the São Paulo metropolitan region and 28,545 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

As of December 31,
	2021	2020	2019
Sewage lines (in kilometers)	61,122	59,660	55,983
Sewage connections (in thousands)	8,418	8,518	8,326

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

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive it as well as the compliance with regulations. Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer. Failure to comply with these conditions can lead to the application of penalties. In extreme cases, the State of São Paulo Environmental Company (Companhia Ambiental do Estado de São Paulo), or CETESB, is notified in order for the applicable measures to be taken. Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies. Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011 and Conama Resolution No. 397/2008.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload. The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 83% as of December 31, 2021.

New sewage connections are made on substantially the same basis as connections to water lines: we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

						in thousands
	2022	2023	2024	2025	2026	2022-2026
São Paulo metropolitan region	151	165	165	165	165	811
Regional Systems	69	75	75	75	75	369
Total	220	240	240	240	240	1,180

Sewage Treatment and Disposal

In 2021, approximately 69% and 99% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 79% of the consumer units of our sewage services in the state of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation. Though we have not yet reached full coverage of sewage collection and treatment services in the regions where we operate, we are making efforts to reach this goal.

We currently operate eight ocean outfalls and 570 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have a treatment capacity of approximately 24.5 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region of São Paulo State, treatment consists largely of stabilization ponds. We have secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 16.7 cubic meters of sewage per second. Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation. We have 45 sewage treatment facilities in the coastal region.

In this regard, we are a party to a number of legal proceedings related to environmental matters. See “Item 8.A. Financial Statements and Other Financial Information— Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation— Sewage Requirements.”

Sludge Disposal

The generation of sludge is inherent in the sanitation cycle. The treatment of water and sewage produces residue which needs to be disposed of appropriately to prevent harm to the environment. Sludge removed from the treatment process typically contains water and a very small proportion of solids. We use filter presses, belt filter presses, drying beds and centrifugation machines, among other processes, to dewater the sludge, which reduces the volume of residues for transportation and final disposal and, consequently, reduces the costs of these activities. In addition, after dehydration, the calorie value of the sludge increases, and the conditions for its mixing with other components improve, which can be an opportunity for the advancement of new uses and products. Our technological innovation actions aim to test technologies seeking full scale use of sludge in our operations.

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

Sludge disposal must comply with State and Federal law requirements, such as Federal Law No. 12,305/2010, regulated by Federal Decree No. 10.936/2012, State Law No. 12,300/2006, regulated by State Decree No. 54,645/2009, and CONAMA Resolution No. 498/2020, which revoked CONAMA Resolution No. 375/2006, introducing new guidelines for the use of sewage sludge in the soil. Therefore, in addition to agricultural use, it is possible to use sludge for the recovery of degraded soils, creating opportunities for using sludge from sewage treatment plants in the interior of the State of São Paulo as a soil conditioner, due to its proximity to farms and favorable sludge conditions. This change opens a new opportunity for the use of sludge which corresponds to the sewage treatment of approximately 8 million inhabitants.

Our technical staff participate into different thematic groups of the sanitation sector, which contributes to the technical improvement of the regulations which apply to the use and appropriate disposal of the waste.

Principal Markets in Which We Operate

As of December 31, 2021, we operated water and sewage systems in 375 of the 645 Municipalities in the state of São Paulo. In addition, we supplied water on a wholesale basis to two Municipalities located in the São Paulo metropolitan region with a total population of approximately 21.3 million people.

The following table provides a breakdown of gross revenues from sanitation services by geographic market for the years indicated:

Year ended December 31,
	2021	2020	2019
(in millions of R$)
São Paulo metropolitan region	11,529.2	10,722.4	11,849.8
Regional Systems	4,775.0	4,435.4	4,284.3
Total	16,304.2	15,157.8	16,134.1

Competition

For contracts, where the municipality delegates the provision of sanitation services to us, we have a natural monopoly. However, we also compete in the market (see Market competition below), in which we service consumers in specific segments using alternative sources of water.

Natural monopoly

As of December 31, 2021, we provided water and/or sewage services to 375 Municipalities in the state of São Paulo under concession agreements and program agreements. As of December 31, 2021, eight of our concessions had expired. These eight Municipalities accounted for 0.3% of our total revenues (excluding revenues relating to the construction of the concession infrastructure).

On December 31, 2021, there were 270 Municipalities operating their own water and/or sewage systems in the state of São Paulo, with a total population of approximately 14.4 million, or approximately 32% of the population of the state.

The competition for municipal concessions arises mainly from the Municipalities, as they may commence bidding procedures which we may not win or resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this latter case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. See “Item 3.D. Risk Factors—Regulatory Risks—Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.” In the past, municipal governments have terminated our concessions agreements before the expiration date. Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations. See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.”

The New Legal Framework for Basic Sanitation brought a significant change to the relationship between the municipality as granting authority and us as service provider since it introduced the mandatory use of public bids for the execution of future contracts for the provision of sanitation services, which has the potential to intensify competition between public companies and the private sector. See “Item 3D. Risk Factors—Regulatory Risks— The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

With regard to the provision of water and sewage services we participated in two bids, one in February 2021, in the Municipality of Orlândia, State of São Paulo and the other in September 2020, in partnership with Iguá Saneamento S/A, in the metropolitan region of Maceió, in the State of Alagoas. In both the criterion was the highest award, however we were not successful in either of the two bids.

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

Water and sewage bills can be paid at certain banks and other locations in the state of São Paulo. These funds are paid over to us after deducting average banking fees ranging from R$0.30 to R$1.55 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments.

In addition, since 2019, we used an Internet of Things (“IoT”) application to monitor the daily consumption of 100 thousand customers representing approximately 2% of the connections and 45% of the Metropolitan region of São Paulo revenue. In 2021, we use the IoT application for 3,500 customers of the Regional Systems. For 2022, the implementation of IoT is scheduled for over 160 thousand customers in the city of São Paulo. This technology has helped us improve our customer care management. We believe this model has become a benchmark in the utilities sector, as the entire management is carried out by monitoring the quantity and quality indicators of the data delivered, an innovative approach in relation to telemetry in the sanitation sector.

Customer relationship

We constantly seek to improve our services and modernize our relationships with our customers. In 2020, the digital transformation was accelerated by the need for quick responses motivated by the COVID 19 pandemic. To face the challenge in this scenario and maintain customer service, a rapid digital transformation in service channels was necessary, including the adjustment of contracts with service providers, the reallocation of teams to remote service and the expansion of options of services offered by our 24-hour call center and electronic channels, such as the Sabesp Mobile application.

In the telephone service, we invested in simplifying processes and adjusting customer relationship procedures, giving our customers more autonomy and enabling them to provide self-service. We have three main digital channels: the virtual agency on our website, our Sabesp Mobile application, and Sabesp Fácil, a hotsite developed at the outset of the COVID-19 pandemic, which enables the customer to inform the reading of their water meter and thus avoiding any reading based on average consumption, exchange of documents in digital form, eliminating the need for the customer to travel to a face-to-face service agency. In addition, we created the possibility for customers to simulate their monthly consumption by observing their habits, allowing the adoption of consumption reduction practices, especially in a period when everyone is isolated at home. The simulator can be accessed either through the Sabesp Mobile application or through the address www.simuladordeconsumo.sabesp.com.br.

For real estate projects, we implemented an exclusive service system for entrepreneurs, the EiMob, responsible for simplifying the processes of opening new requests, analysis by us and delivery of the requested services, enabling the process to be fully digitized in view of the unavailability of in person service. In addition to recording requests quickly and simply, the customer can also monitor the progress of all his orders in the timeline available on EiMob, where the customer is informed by email whenever there is an update in the process.

During 2020, we implemented partnerships with the Iti and PicPay and, in 2021, with AgZero digital wallets, offering additional options for our customers to pay their water bills.

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

With these main pillars we seek to improve customer satisfaction, which in 2021 was 85%, according to the annual satisfaction survey conducted by the GMR Market Intelligence Institute and modernize our customer relationships and bring about significant cost savings.

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

Under the Basic Sanitation Law, Federal Law No. 11,445/2007, as amended by Law No. 14,026/2020, states have been required to establish independent regulators responsible for the regulation of basic sanitation services, including tariff regulation. To exercise this assignment, the State of São Paulo enacted State Supplementary Law No. 1,025/2007, that established ARSESP, which regulates and supervises the services we provide to the State and also to the Municipalities that have agreed to its jurisdiction. The guidelines by which we readjust our tariffs are defined pursuant to State Decree No. 41,446/1996, which were ratified by Federal Law No. 11,445/2007 and regulated by resolutions issued by ARSESP.

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

Annually, ARSESP publishes a Regulatory Agenda to discuss the main issues of the year. The Regulatory Agenda for the period from 2019 to 2021 mainly involved matters related to the Third Ordinary Tariff Revision and the results were released in April 2022.

In this period the following matters were discussed:

•	The methodology for calculating and application of the General Quality Index (IGQ) in our tariff readjustment and revision processes, with positive or negative tariff effects on our annual adjustments which came into force in 2020. The four indicators that make up the IGQ proposed by ARSESP for the 2021 tariff adjustment, and which were accepted by us were: (i) index of feasible sewage connections; (ii) pavement replacement non-compliance index; (iii) customer complaints index related to lack of water and low pressure; and (iv) visible leakage per network extension. (b) The methodology and general criteria for updating our Regulatory Asset Base as part of the Third Ordinary Tariff Review. The approval sets that incremental assets added by us in the period from July 2016 to June 2019 would be evaluated using the Original Book Value method and for the new Municipalities added by us during the cycle the assets would be evaluated by the New Replacement Value method.
•	The Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services regulated by ARSESP, to regulate the application of the 0.05% revenue required in Research and Technological Development projects. The Quadrennial Program was scheduled to produce tariff effect in 2020 annual adjustment. However, taking the scenario of reduced revenues in the short-term resulting from the COVID-19 pandemic into account, ARSESP suspended the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020. See “—COVID-19-related measures.”
•	The definition of the methodology to be used for the calculation of the maximum tariff and the tariff structure for our Third Ordinary Tariff Revision.

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

•	It was also established that for the Third Ordinary Tariff Revision the limit of 4% will be applied to transfers to municipal funds recognized in tariffs. For tariff recognition, the municipal funds for environmental sanitation and infrastructure will be established by the service holder by an act of law, which will specify the destination of the funds. The definition of the Weighted Average Cost of Capital (WACC) for our Third Ordinary Tariff Revision which was set at 8.10% for the Third Ordinary Tariff Revision. The methodology and calculation of the economic level of water losses to establish the regulatory loss target for our Third Ordinary Tariff Revision.

•	The target for water losses defined by ARSESP was 215.07 liters/connection per day, in two tariff cycles (from 2021 to 2028), starting from 258.2 liters/connection per day in 2020 and 252.8 liters/connection per day in 2021.
•	The sharing criteria of the Alternative Revenues for the third tariff cycle (2021-2024). Until the Second Ordinary Tariff Revision, all revenues earned by us were passed on to the consumer through social equality adjustments, considering the composition of the revenue required for the calculation of the tariff. In total, considering the historical share of reused water in the total indirect revenues and the adoption of a percentage of 100% for other activities, the share value of indirect revenues in the Third Ordinary Tariff Revision is 35% (accordingly, this percentage will be returned to users in the form of social equality adjustments, while we will remain with 65% of the revenue).

Third Ordinary Tariff Revision - OTR (April 2021 – April 2024 Cycle)

The results of the Third Ordinary Tariff Revision were released on April 8, 2021, marking the beginning of a new four-year cycle from 2021 to 2024.

Simultaneously, a revision of our Tariff Structure, which has been in force since the 1970s and underwent minor changes in 1997, also took place. In light of the complexity and challenges related to the revision of our Tariff Structure, ARSESP carried out specific regulatory actions, including further research on the topic and allowing the participation of several actors in the sector as part of study. Based on these studies and discussions with the public, ARSESP defined the regulatory guidelines to be followed by us when presenting our proposal for a new tariff structure that, after review, resulted in the tariff structure proposal, the was subject of Public Consultation. On April 8, 2021, ARSESP published the results of Third Ordinary Tariff Revision and the New Tariff Structure. The main details of the Third Ordinary Tariff Revision include:

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
(b)	ARSESP made three compensatory adjustments for the 2021-2024 tariff cycle: (i) compensatory adjustments related to the previous cycle, which totaled R$1.7 billion to be returned to customers; (ii) compensatory adjustment resulting from the suspension of payment of the accounts of customers classified as Residential Social and Residential Favela, due to the effects of the COVID-19 pandemic, according to ARSESP Resolution No. 979/2020, in addition to the resolutions that extended this term, which totaled R$127.2 million in our favor; and (iii) compensatory adjustment resulting from the postponement of the application of the tariff adequacy plans of certain Municipalities (including Guarulhos, Santo André and Mauá), in order to align their tariff readjustment base date to the date of our general adjustment. The alignment of the base date for these Municipalities and the postponement of readjustments created a difference in revenue that totaled R$ 43.2 million in our favor; and
(c)	The Final P0 was set at R$4.9534/m³ with the implementation of the compensatory adjustments, which as of October 2020 translated into a P0 of R$5.1213/m3 as of February 2021.

The tariff structure for 2021 was based on the current Tariff Structure. The impact of the tariff adjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021 was 7.6%, negative 1.0% and 5.45%, respectively, corrected by the compensatory adjustment due to the difference in the calculation of the IGQ in 2019 for the application of the IGQ of 2020 and the difference between the COFINS/PASEP taxes calculated between the Second and Third Ordinary Tariff Revision. Further, the real tariff readjustments for the residential category for 2022, 2023 and 2024 were set at 1.5%, 3% and 4.6%, respectively, together with the expansion of beneficiaries in the vulnerable residential category and the resources intended for the commercial programs of the 2019-2020.

Tariff Readjustment

In addition to revisions, the tariffs are adjusted annually in the years between periodic tariff reviews. In our agreements, we use the IPCA price index (accumulated for twelve months), minus a productivity factor calculated in the periodic tariff review (X Factor). As of 2021, the adjustment for the General Quality Index (IGQ) can be zero, positive or negative, according to the deviation between the established goal and the actual values. On April 10, 2019, ARSESP released a tariff readjustment of 4.7242% to the current tariffs, which consists of: (i) the IPCA variation during the effective period of 4.5754%; (ii) the efficiency factor (X Factor) of 0.6920%; and (iii) the compensatory adjustment of 0.8408%. This tariff readjustment was effective as of May 11, 2019.

On April 9, 2020, ARSESP released a tariff readjustment of 2.4924%, consisting of: (i) the IPCA variation during the period of 3.3032%; (ii) the efficiency factor (X Factor) of 0.6920%; and (iii) the Quality Factor (Q Factor) of -0.1188%. Due to the state of public calamity resulting from the COVID-19 pandemic, ARSESP postponed this readjustment initially for 90 days. However, due to the on-going effects of the COVID-19 pandemic, ARSESP further postponed. On July 15, 2020, ARSESP issued Resolution No. 1,021 authorizing us to apply a tariff readjustment of 3.4026% to our current tariffs, which consist of: (i) an annual readjustment of 2.4924%, and (ii) a compensatory adjustment of 0.8881%. The compensatory adjustment of 0.8881% refers to the compensation for the postponement of the annual tariff readjustment. This tariff readjustment was effective as of August 15, 2020.

On April 8, 2021, ARSESP released a tariff adjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021of 7.6%, negative 1.0% and 5.45%, respectively, starting on May 10, 2021. See “—Third Ordinary Tariff Revision - OTR (May 2021 – April 2024 Cycle).”

On March 17, 2022 ARSESP released Resolution No. 1,278 providing for a tariff adjustment of 12.8019%, consisting of: (i) inflation of 10.5437% accrued between February/2021 and February/2022, measured according to the IPCA index; (ii) efficiency factor (Factor X) to be discounted by 0.2142%; (iii) compensatory adjustment of 2.3932%; and (iv) IGQ 2020 to be discounted by 0.1490%. The new tariff charts will become effective on May 10, 2022.

ARSESP Regulatory Agenda for the period 2022 – 2023. The main matters that will be discussed include:

•        Criteria for defining large non-residential users;

•        Creation of a methodology to promote and encourage a watershed conservation program;

•        Annual investment certification methodology;

•        Asset reversibility methodology; and

•        Methodology for analysis of efficiency in electricity expenses.

COVID-19-related measures

Among the measures to mitigate the economic effects of the COVID-19 pandemic supported by ARSESP Resolutions released in 2020, we announced an exemption from the payment of water and sewage bills for customers in the “Residential Social” and “Residential Favela” categories, which covered more than 2.5 million people across the State of São Paulo. The measure was initially valid for three months (April, May and June 2020) for bills issued from April 1, but was subsequently extended to September 15, 2020.

The effects of the payment exemption for the “Residential Social” and “Residential Favela” categories were considered in the calculation of the P0 for the Third Ordinary Tariff Revision, totaling R$127.2 million in our favor.

On April 17, 2020, ARSESP published Resolutions on the topic of reduced revenues in the short-term resulting from the economic effects of the COVID-19 pandemic. Suspending on an exceptional and transitory basis, from May to December 2020, the payment of the TRCF - Regulation, Control and Inspection Fee, paid by us to ARSESP. During this period, the payment we transfer to ARSESP decreased from 0.50% to 0.25% of our annual revenues. The postponed transfers will be monetarily adjusted and paid in 24 equal monthly installments. ARSESP also postponed the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled from 2020 to 2021. The value of the Authorized Amount of financial resources for the year 2020 (2017- 2020 Cycle), inflation-adjusted by the accumulated IPCA of 2020, will form a part of the calculation of the Authorized Amount to be invested in 2021 and 2022.

In the context of the COVID-19 pandemic, on February 3, 2021, in accordance with our credit policy and procedures, our Board of Executive Officers approved certain measures for commercial clients aiming to help them maintain their businesses during the COVID-19 pandemic and to pay their debts in the future. These measures for commercial customers were in effect until August 2021.

Tariff Structure

Our tariff structure in place is based on the tariff regulation approved by State Decree No. 41,446/1996 and is divided into two categories: residential and non-residential (the “Tariff Structure”). The residential category is subdivided into standard residential, residential-social and shantytown (favela). The residential-social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of: (i) commercial, industrial and public customers; (ii) non-profit entities that pay 50.0% of the prevailing non-residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água – PURA) pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for Municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level. The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

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

On April 8, 2021, ARSESP published the results of the New Tariff Structure, as described below.

New Tariff Structure

The New Tariff Structure (as defined below) was expected to be adopted as of 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the application of the New Tariff Structure to an undetermined date.

The Tariff Structure in place, applied different pricing ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Favela) and non-residential customers (including commercial, industrial and public customers, as described in “— Tariff Structure”); (ii) the metropolitan regions of São Paulo and the regional system; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases.

The new tariff structure that will be implemented and defined by ARSESP, was defined considering four groups: (i) minimum consumption versus fixed tariff with a portion being determined by reference to volume of water used; (ii) tariffs segregated by type of service (such as water, sewage collection and sewage treatment); (iii) social tariff; and (iv) non-residential tariffs (the “New Tariff Structure”).

ARSESP adopted the application of single tariffs table for all municipalities where we operate. i.e., the tariff tables will be merged. According to ARSESP, this measure partially reduces subsidies between regions, but does not completely eliminate them, since there are cost differences between regions.

It should be noted that there are various tariff tables in the current Tariff Structure. The tables applied in the interior region present a sewage tariff equivalent of 80% of the water tariff. As a result, in the São Paulo metropolitan region the tariffs for water and sewage are divided 50% each, whereas in the interior the division is 56% water and 44% sewage (as a result of the 80% ratio).

ARSESP established the following customer groups in the scope of the New Tariff Structure:

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

The New Tariff Structure provides for a transition plan with gradual implementation. The New Tariff Structure was initially expected to be implemented from May, 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the application of the New Tariff Structure to an undetermined date. See “Item 3.D. Risk Factor—Risks Relating to Our Business—Our current Tariff Structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. The approved update to the structure and its implementation may lead to uncertainties in the market as well as unpredictability about our future revenues.”

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

In May 2020, we established a loyalty policy for large clients in the non-residential segment, which were encouraged to enter into a contract with us in order to apply a differentiated rate according to the contracted fixed monthly demand. The purpose of this policy is to retain the base of this customer segment.

We believe this tariff schedule will help prevent certain commercial and industrial customers from switching to the use of private wells. In 2010, ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into fixed demand agreements with us to a minimum of 500 cubic meters per month.

Water and sewage services tariffs

In the current Tariff Structure, we establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior region of São Paulo State and coastal regions which comprise our Regional Systems, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems. Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption. Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service. We use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of São Paulo State and coastal regions. In 2021, 2020 and 2019, the average tariff calculated for the Regional Systems was approximately 20% below the average tariff of the São Paulo metropolitan region. The implementation of the New Tariff Structure, which was postponed to an undetermined date by ARSESP according to Deliberation No. 1,278/2022, will unify the tariff tables.

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

When the New Tariff Structure is in effect, this difference will no longer exist as the tariff tables will be unified. Additionally, the minimum bill will be replaced by billing in two parts consisting of a fixed and a variable installment according to the volume consumed. For more information on the differences between our current Tariff Structure and the New Tariff Structure, see “—New Tariff Structure.”

The following table sets forth the water and sewage services tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As from May 10,	As from May 11,	As of August 15,	As of May 11,
	2022	2021	2020	2019
Residential
Standard Residential:
0-10(1)	3.27	2.90	2.71	2.62
11-20	5.13	4.54	4.24	4.10
21-50	12.78	11.33	10.58	10.23
Above 50	14.08	12.48	11.65	11.27
Social:
0-10(1)	1.02	0.91	0.92	0.89
11-20	1.75	1.55	1.58	1.53
21-30	6.24	5.53	5.61	5.43
31-50	8.89	7.88	8.00	7.74
Above 50	9.83	8.71	8.84	8.55
Shantytown (favela): vulnerable social starting in 2021
0-10(1)	0.78	0.69	0.70	0.68
11-20	0.88	0.78	0.80	0.77
21-30	2.95	2.61	2.65	2.56
31-50	8.89	7.88	8.00	7.74
Above 50	9.83	8.71	8.84	8.55
Non-Residential
Commercial/Industrial/Governmental:
0-10(1)	6.57	5.82	5.44	5.26
11-20	12.78	11.33	10.58	10.23
21-50	24.50	21.72	20.27	19.60
Above 50	25.52	22.62	21.11	20.42
Social Welfare Entities:
0-10(1)	3.28	2.91	2.72	2.63
11-20	6.38	5.65	5.28	5.11
21-50	12.29	10.89	10.17	9.84
Above 50	12.77	11.32	10.57	10.22
Public Entities with contract
0-10(1)	4.92	4.36	4.07	3.94
11-20	9.57	8.48	7.92	7.66
21-50	18.42	16.33	15.24	14.74
Above 50	19.15	16.97	15.84	15.32

(1)       The minimum volume charged is for ten cubic meters per month.

See “—Tariff Readjustment and Revisions—Tariff Readjustment.”

ANA Regulations

As a result of the New Framework, ANA was assigned the role of issuer of reference standards for the regulation of the sanitation sector at the national level. As a result, ANA released an agenda for the period 2021-2023 with the topics that should be the subject of standardization.

The first rule approved in this context refers to the parameters for the provision of public service for the management of urban solid waste (Reference Standard No. 1) through the publication of Resolution No. 79/2021 on June 14, 2021.

On November 4, 2021, ANA published Resolution No. 106, aiming to approve Reference Standard No. 2, which provides for the standardization of amendments to the Program and Concession Agreements, for the provision of drinking water and sanitary sewage services, to incorporate the goals of 99% of water service and 90% of sewage collection and treatment as provided for in article 11-B of Law No. 11.445/2007, modified by Law No. 14.026/2020.

For the year 2022, the following topics and discussions are planned by ANA:

•	indemnification of assets;
•	standardization and quality indicators and efficiency of water and sewage services;
•	guidelines for defining the regulatory model for water and sewage services;
•	risk matrix for contracts;
•	organizational model of subnational regulatory agencies, transparency and accountability;
•	procedures for mediation and arbitration;
•	risk matrix for water and sewage contracts;
•	progressive water and sewage coverage targets and assessment system; and
•	general conditions for the provision of urban solid waste services.

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulation that, among other matters, regulates:

•	the development of public-private partnerships, or PPPs;
•	the need for a public bidding process for the appointment of water and sewage services providers via concession agreements;
•	the need for setting up an agreement for the appointment of public water and sewage services providers;
•	the joint management of public services through cooperation agreements, allowing for a program agreement without the need for a public bidding process for the service provider;
•	the planning, regulation and inspection of basic sanitation services prohibited by service providers;
•	minimum requirements for water and sewage services;
•	water usage;
•	water quality and environmental protection; and
•	governmental restrictions on the incurrence of debt applicable to state-controlled companies.

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

Additionally, Article 241 of the Brazilian Constitution establishes the legal regime for managing the rendering of public services among different federal, state and municipal government entities, including the total or partial transfer among these entities of fees, services, personnel and essential goods needed to render such public services. For example, these services can be rendered through a public consortium or a cooperation agreement under Federal Law No. 11,107 of April 6, 2005, also known as the Law on Public Consortia and Cooperation Agreements (Lei de Consórcios Públicos e Convênio de Cooperação), which, in turn, created a program contract which allowed for the dispensation of the bidding process for companies like ours. This dispensation was irrefutable until the enactment of the New Legal Framework for Basic Sanitation.

However, the New Legal Framework for Basic Sanitation, amending Law No. 11,445/2007, established that the provision of sanitation services may be carried out by joint management, under a public consortium or cooperation agreement entered exclusively by Municipalities. The New Legal Framework for Basic Sanitation also established restrictions for the adjustment of program agreements with public companies and mixed-capital companies. See “Item 3.D. Risk Factors–Regulatory Risks–The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

On July 16, 2020 the New Legal Framework for Basic Sanitation was enacted, which aimed to make water and sewage services universal by 2033. The new law delegated to ANA the authority to establish national reference rules on sanitation services and excludes the possibility of executing new program contracts, among other relevant changes to the sector. As a result of the new legislation, Laws No. 11,445/2007, No. 9,984/2000, No. 12,305/2010, No. 10,768/2003, No. 13,089/2015, No. 11,107/2005 and No. 13,529/2017 were amended. In summary, we highlight the following points from the new framework: (a) the authority to edit reference standards for the regulation of public basic sanitation services was attributed to ANA, reducing the scope of autonomy of the regional regulatory agencies; (b) the creation of the Interministerial Committee on Basic Sanitation (regulated by Decree No. 10,430/2020), with the authority to determine the allocation of federal resources for sanitation; and (c) the definition of the power of concession to carry out public basic sanitation services: (i) the Municipalities and the Federal District, in the case of local services; (ii) the State, together with the Municipalities that effectively share operational facilities that are part of metropolitan regions, conurbations and micro-regions, instituted by complementary state law, in the case of shared services between the State and Municipalities. Despite formally granting authority to Municipalities, it is possible that these Municipalities will not have easy access to financing when providing these services without combined efforts with other Municipalities, thus leaving little or no margin to exercise their authority.

Additionally, the New Legal Framework for Basic Sanitation provides for the creation of an intermunicipal public entity aimed at the joint management of sanitation services, pursuant to article 241 of the Federal Constitution.

The New Legal Framework for Basic Sanitation establishes regionalized provision through the provision of one or more components of integrated basic public sanitation services in a given region whose territory covers more than one municipality, structured as follows: (i) the regional basic sanitation units, which consist of entities established by State Law, consist of a group of Municipalities, which are not necessarily adjacent to each other, aimed at adequately meeting the hygiene and public health requirements, or to provide economic and technical feasibility for the least economically favored Municipalities; and (ii) reference blocks, which are groups of Municipalities, which are not necessarily adjacent to each other, established by the federal government and formally created through the Municipalities’ voluntary joint management. The reference blocks will be created by the federal government if the States have not created the regional basic sanitation infrastructure within one year of the enactment of the new law. Regionalized provision aims at gaining scale in the provision of services and conditions the access to federal resources to the groups of Municipalities. In São Paulo, State Law No. 17,383, of July 5, 2021, was published, which created four s Regional Unit for Drinking Water Supply and Sewage Service - URAEs, with the municipalities operated by us coinciding with the URAE 1 – Southeast.

Law No. 11,445/2007, as amended by Law No. 14,026/2020, provided in article 11-B, first paragraph, that contracts in force that did not have the new universalization targets that guarantee the service of 99% of the population with drinking water and 90% of the population with sewage collection and treatment by December 2033 had until March 31, 2022, to include these targets. Further, according to article 10-B of the same law, service operators must comply with financial and economic parameters that will measure their ability to provide sanitation services and meet the service standards established by law in a timely manner.

On June 1, 2021, Federal Decree No. 10,710/2021 was enacted, establishing the methodology for demonstrating the economic and financial capacity of public service providers for drinking water supply or sanitary sewage. Article 10 of this decree stipulates that an application for proof of economic-financial capacity must be submitted to the regulatory entity responsible for inspecting the contracts by December 31, 2021. We submitted the request related to this requirement to ARSESP. The regulator recognized that our economic and financial capacity was evidenced for the 370 Municipalities that are part of URAE1-Southeast, with documentary reservations for six Municipalities that, until the date of delivery of the documentation to ARSESP, had not agreed to the amendments to their contracts. Until March 31, 2022, we executed 240 amendments to the contracts with the Municipalities under our operations, with the aim to incorporate or adapt the universalization of the goals required by Section 11-B of Federal Law No. 11,445/2007, amended by Federal Law No. 14,026/2020. The Municipalities that have not yet formalized the respective amendments represent approximately 1.4% of our total annual revenue. For more information, see “Item 3.D. Risk Factors—Regulatory Risks—The complexity of the process of demonstrating our economic and financial capacity established under the terms of Federal Decree No. 10,710/2021 and Federal Decree No. 10,588/2020, as amended by Federal Decree No. 11,030/2022, may have an adverse effect on our business, financial conditions or operating results.”

On December 24, 2020, Federal Decree No. 10,588/2020 as amended by Federal Decree No. 11,030/2022 was published, enabling technical and financial support towards the adaptation of public basic sanitation services to the provisions of Law No. 14,026/2020, as well as for the allocation of federal public resources and financing with federal resources or resources managed or operated by federal entities.

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

With the approval of Law No. 14,026/2020, ANA has the authority to issue reference norms. These norms must be considered by subnational sanitation regulatory agencies (municipal, intercity, district and state) in their regulatory action.

According to Law No. 14,026/2020, ANA will have the role of issuing reference norms on:

•        Quality and efficiency standards in the services provided, maintenance and operation of basic sanitation systems;

•        Tariff regulation of public sanitation services;

•	Standardization of instruments for the provision of public sanitation services executed by the holder of the public service and the delegate;

•	Targets for universalization of public sanitation services;

•	Criteria for regulatory accounting;

•	Progressive reduction and control of water loss;

•	Methodology to calculate amounts due as indemnity for the investments made and not yet amortized or depreciated;

•	Governance of regulatory entities;

•	Reuse of treated sanitary effluents, in accordance with environmental and public health standards;

•	Parameters for determining the expiry of the provision of public basic sanitation services;

•	Rules and goals for replacing the unitary system for the absolute separator system for effluent treatment;

•	System to assess the compliance with targets for expanding and universalizing the coverage of public sanitation services; and

•	Minimum standards for the full coverage service provision and for the economic and financial sustainability of public sanitation services.

Another change introduced by New Regulatory Framework is that ANA will issue reference norms related to solid waste management and urban rainwater management and drainage services, since the activities integrate sanitation services, as well as water supply, sewage collection and treatment.

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

The New Legal Framework for Basic Sanitation provides that PLANSAB will contain proposals for programs, projects and actions necessary to achieve the objectives and goals of the federal basic sanitation policy, with identification of the sources of financing and expansion of public and private investments in the sector. Additionally, it establishes that PLANSAB should include (i) a specific program for basic sanitation actions in rural areas; (ii) specific water security actions; and (iii) basic sanitation actions in underdeveloped urban areas occupied by low-income populations in irregular areas but which are already long-established considering the nature and length of the occupation are not at risk. Furthermore, it created the Interministerial Committee on Basic Sanitation with the authority to coordinate, integrate, articulate and evaluate the management of the National Basic Sanitation Plan at the federal level. See “Item 3.D. Risk Factors— Regulatory Risks — Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

Contracts for the Provision of Essential Basic Sanitation Services in Brazil

In Brazil, there are three federal legal regimes for contracting water and sewage services: (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law No. 11,107/2005; and (iii) concessions regulated by Law No. 11,079/2004 (i.e., public-private partnerships (PPPs)), used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.

The Federal Concessions Law No. 8,987/1995 and the State Concessions Law No. 7,835/1992 require that the granting of a concession by the government be preceded by a public bidding process. However, the Federal Public Bidding Law No. 8,666/1993, which establishes the rules for the public bidding process, provides that a public bidding process can be waived under certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market. This provision was maintained by Law No. 14,133/2021. Furthermore, a provision of the Federal Public Bidding Law, as amended by the Public Consortia and Cooperation Agreement Law, provides that the program agreement can be executed with waiver of a public bidding process.

However, the New Legal Framework for Basic Sanitation prohibited the execution of program contracts, agreements, partnership and other unstable instruments for the provision of public basic sanitation services by entities that are not part of the granting authority’s structure. See “Item 3.D. Risk Factors—Regulatory Risks—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider and the investments unamortized. Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires. See “Item 3.D. Risk Factors—Regulatory Risks— Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made or may be paid over an extended period, adversely affecting our business, financial condition or results of operations”.

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

State Law No. 17,383 of July 5, 2021 was published, which created four Regional Units for Drinking Water Supply and Sewage Services - URAEs, and the municipalities operated by us coincide with URAE 1 - Southeast. On December 12, 2021, State Decree No. 66,289 was published, which regulates this law.

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

ARSESP regulates the basic sanitation services that belong to the State, relating to the federal and municipal jurisdictions and prerogatives, and is responsible for:

•	the compliance with and enforcement of state and federal basic sanitation legislation;
•	the publication of the organizational platform for the services, indicating the types of services provided by the State, as well as the equipment and facilities that compose the system;
•	the acceptance, where applicable, of the legal attributions of the jurisdictional authority;
•	the establishment, in accordance with the tariff guidelines defined by Decree No. 41,446/96, of tariffs and other methods that provide compensation for our services, adjustment and review of such tariffs and methods to ensure the financial economic balance of services and low-cost tariffs through mechanisms that increase service efficiency and lead to the distribution of productivity gains to society; and
•	the approval, oversight and regulation (including tariff issues) of the sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of the Basic Sanitation Law.

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

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular. As a result, we are subject to few regulatory infractions and to limited fines. See “Item 3.D Risk Factors—Regulatory Risks— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

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

As of December 31, 2021, we provided water and sewage services to 375 Municipalities. The majority of these concessions have 30-year terms. Between January 1, 2007 and December 31, 2021, we entered into agreements with 342 Municipalities (including our services agreement with the city of São Paulo and Guarulhos) in accordance with the Basic Sanitation Law, of which 17 were entered into in 2020. As of December 31, 2021, these 342 Municipalities accounted for 95.0% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). In addition to the contracts that have 30-year terms, the Municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2021, eight of our agreements or concessions had expired but we continued to provide water and sewage services to these Municipalities. From January 1, 2022 through 2030, 25 concession agreements will expire, accounting for 4.0% of our revenues (excluding revenues relating to the construction of concession infrastructure) the year ended December 31, 2021 and 2.5% of our intangible assets and contract assets as of the same date, will expire.

We currently do not anticipate that other Municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession. However, we cannot be certain that other Municipalities will not seek to terminate their concessions in the future. See “Item 3.D. Risk Factors—Regulatory Risks—Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.”

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

State Law No. 17,383 of July 5, 2021 was published, which created four Regional Units for Drinking Water Supply and Sanitary Sewage Services - URAEs, and the municipalities operated by us coincide with URAE 1 - Southeast. On February 12,2021, State Decree No. 66,289 was published, which regulates the aforementioned law.

The São Paulo metropolitan region (including the Municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 70.7% of our operating revenue from services in 2021.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations. See “Item 3.D. Risk Factors— Regulatory Risks — Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

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

On April 8, ARSESP published the results of Third Ordinary Tariff Revision and the new Tariff Structure. For more information on the differences as a result of the New Tariff Structure, see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

Furthermore, since Law No. 11,445/2007 permits Municipalities to create their own regulatory agencies rather than being subjected to overview by ARSESP, a number of Municipalities created their own regulatory agencies.

In November 2013 the Regulatory Agency of São Bernardo do Campo was created. However, when the contract was signed with the municipality of São Bernardo do Campo in 2019, the regulation and supervision of services were delegated to ARSESP. See “Item 3.D. Risk Factors — Regulatory Risks — Current regulatory uncertainty, especially with regard to New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

The 2014-2015 Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region based on the water supply during the driest period on record, which was from 1953 to 1954. However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow recorded in 1953, the previous most critical year. Consequently, the volume of water stored in the reservoirs in 2014 and 2015 declined significantly until September 2015, when the reservoirs once again held more water than 12 months previously for the first time since the beginning of the water crisis. Once rainfall returned the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region to normal levels, the measures taken during the water crisis to continue services to consumers were gradually discontinued starting in early 2016. As of December 31, 2021, the reservoirs in the São Paulo metropolitan region contained 743 million m3 of water storage for treatment, compared to 913 billion m3 available for treatment as of December 31, 2020, not including the technical reserve of 287,5 million m³. The average monthly water production in 2021 for the São Paulo metropolitan region was 61,7 cubic meters per second, or m³/s, compared to 63,0 m³/s in 2020 and 62.9 m³/s in 2019.

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

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of, December 2018, March 2019, December 2019, March 2020, December 2020, March 2021, December 2021 and March 2022:

	March 2022	December 2021	March 2021	December 2020	March 2020	December 2019	March 2019	December 2018	Total Storage Capacity
Cantareira	444.4	244.5	518.8	355.1	632.2	396.4	542.4	387.8	982.0(1)(2)
Guarulhos	1.0	0.4	0.6	-	-	-	-	-	1.0
Guarapiranga	155.0	98.3	122.6	97.1	141.4	110.5	155.8	103.3	171.2
Rio Grande	115.7	94.6	98.1	89.4	98.8	93.0	113.1	92.4	112.2
Rio Claro	6.3	6.3	7.0	6.0	13.4	13.4	14.0	10.5	13.7
Alto Tietê	332.7	225.1	341.2	301.8	497.9	430.3	511.9	282.6	560.3
Cotia	15.6	6.5	13.2	10.5	16.9	12.2	16.8	7.1	16.5
São Lourenço	86.5	68.1	57.4	54.1	87.8	52.3	87.2	59.1	88.8

(1)	The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).
(2)	Amounts included since the May 2017 water right renewal do not include the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

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

The main projects include:

•	Alto Tietê System – transfer of an additional 1 m³/s from the Guaió River to the Taiaçupeba reservoir, in order to recover the reserve volume of the Alto Tiête System. This project was concluded in June 2015.
•	Alto Tietê System – transfer of additional up to 4.0 m³/s from Rio Grande - Billings reservoirs to the Alto Tietê System. This project was concluded in September 2015.
•	Guarapiranga System – transfer of an additional 1 m³/s of which results from the expansion of the transfer capacity of the Billings reservoir to the Guarapiranga reservoir. This project was concluded in December 2015.
•	Interconnection of the Jaguari and Atibainha reservoirs – the purpose of this project is to recover water levels and increase the water security of the Cantareira System. The interconnection increases water availability in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir. Construction of the interconnection began in February 2016 and was completed in March 2018. Upon completion of construction, we began transferring water from the Jaguari reservoir (part of the Paraíba do Sul Basin) to the Atibainha reservoir (part of the PCJ River Basin). For more information, see “Item 4.A. History and Development of the Company—Main Projects of Our Capital Expenditures Program.”
•	Implementation of the São Lourenço Production System – this project commenced in April 2014 and was completed in April 2018 and operations began in July 2018. This system has an average water treatment capacity of 6.0 m3/s. For more information, see “Item 4.A. History and Development of the Company—Main Projects of Our Capital Expenditures Program.”

•	Alto Tietê System – transfer of an additional average 2.0 m³/s and up to 2.5 m³/s from the Itapanhaú river to the Biritiba reservoir, which will provide more volume to the Alto Tietê System. The project began construction in 2020 and are estimated to finish in 2022. For more information, see “Item 4.A. History and Development of the Company— Main Projects of Our Capital Expenditures Program.”

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

Measures to Combat the COVID-19 Pandemic

To counter the COVID-19 pandemic, while we maintained essential water supply and sewage collection and treatment services to our more than 28 million customers, we implemented emergency measures to mitigate health, social, and economic impacts resulting from the spread of the virus.

In partnership with other companies, entities, and public agencies, we implemented measures to limit our employees’ exposure to possible infection, anticipate essential purchases of protective equipment and seeking alternatives to avoid possible service interruptions. In March 2020, when the COVID-19 pandemic was declared, approximately 5,900 employees from administrative staff and employees aged 60 years or above or employees with preexisting health conditions were working remotely.

For employees in the essential services category, who work in our facilities or on the streets, we organized shifts, distributed specific protective equipment and adopted measures to expand the cleaning and hygiene protocols of workplaces. We established sanitary protocols, with rules for reducing circulation for safe work, social distancing, personal hygiene and sanitation of the facilities, in addition to communication and monitoring actions.

To keep our staff informed about preventive measures, corporate rules, symptoms, and other doubts about the pandemic, we maintained the COVID-19 Prevention Information Center active and provided our employees with access to the telemedicine system of the Albert Einstein Hospital. Through the Emotional Health Program, we provided information for the psychological well-being and mental health of our teams.

During 2020 and partially in 2021, we closed all of our on-site agencies and concentrated service to our clients through our digital channels, such as the virtual agency and the Sabesp Mobile application, as well as telephone and chat channels.

After July 2021, which was the most critical period of contagion, we gradually reopened our branches, in a safe way for customers and employees, following health and distancing protocols. Employees on remote working only started to return to on-site work after having the complete vaccination cycle, based on the specifications contained in the leaflet of each immunization product.

As a result of our commitment to social well-being during the COVID-19 pandemic, in 2020, we distributed food baskets, hygiene kits and water tanks for the most vulnerable population, and installed public washbasins, sanitized the surroundings of certain public hospitals and health centers, suspended supply cuts and exempted tariffs for the “Residential Social” and “Residential Favela” customer categories. Additionally, in 2021, we contributed to vaccination campaigns carried out by the State Health Secretariat donating tablets to be used in the registration system of the population being vaccinated.

Additionally, in the context of COVID-19 pandemic, on February 3, 2021, our Board of Executive Officers approved certain measures for commercial clients aiming to help them maintain their businesses during the COVID-19 pandemic and to pay their debts in the future. These measures for commercial customers were in effect until August 2021.

Since August 2021, following government guidelines and considering the decrease in the number of cases of contamination, the reduction in hospitalizations and, especially the advance of vaccinations, our employees have gradually returned to on-site work as they completed the vaccination cycle, always observing the instructions of our Sanitary Protocol.

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

The quarantine decree in the State of São Paulo in 2020 and 2021 directly impacted our revenues as a consequence of the change in the consumption mix, caused by the increase in volumes in the residential categories and reduction in the commercial, industrial and public categories whose average tariffs are higher, leading to a reduction in the total average tariff in addition to increases in delinquencies in certain categories, which continued through 2021. In 2020, our revenues from the residential sector were also affected, since consumers in the “Social Residential” and “Residential Favela” categories were exempted from paying water and sewage bills between the months of April and August of 2020.

Marketing Channels

As of December 31, 2021, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 375 Municipalities in the state of São Paulo. We also supplied water and sewage services on a wholesale basis to two Municipalities located in the São Paulo metropolitan region. It is the responsibility of these Municipalities to then distribute the water to end consumers. Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us. For more information on service concessions, see “—Wholesale Operations.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo. In the year ended December 31, 2021, we used approximately 2.10% of the total energy consumption in the state of São Paulo. To date, we have not experienced any major disruptions in energy supply. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects. Energy prices have a significant impact on our results of operations. In 2021, we purchased approximately 62,7% of our total energy consumption in the Free Market where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market. This allowed us to save approximately R$ 224 million, compared to what we expect we would have spent if we purchased all of our total energy consumption in the Regulated Market.

Additionally, we are developing projects that aim to generate clean, renewable and sustainable energy. In 2019, we began to structure a Distributed Power Generation Program focused on solar energy. The program estimates that until 2023 we will have a generation capacity of 61 megawatt, with a daily average output of 21 megawatts, corresponding to about 4.5% of our total energy consumption (base year 20218). By 2021, we have opened 3 Photovoltaic Plants, with an installed capacity of 3.6 MWp. The credits obtained in this distributed generation will be used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 60% of energy consumption carried out in low voltage will be supplied by renewable energy. The investment of approximately R$250 million foreseen in this program has an estimated payback of 7 to 8 years.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Risks relating to Our Business—Adverse weather conditions may interrupt the supply of electricity and water and adversely impact our operations.”

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third-party liability. We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance). We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil. As of December 31, 2021, we had paid a total aggregate amount of R$19.1 million in premiums. In addition, we paid R$ 4.9 million for a D&O insurance policy, covering R$4,9 billion in assets, third-party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages. We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “PROL – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto Não Doméstico Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba”, “Programa Água Legal Sabesp”, “Signos – Sistema de Informação Geográfica no Saneamento Sabesp”, “Sistema de Suporte a Decisões Sabesp”, “Fertilizante Sabesfértil Sabesp”, “Pitch Sabesp”, “Novos Negócios Sabesp”, “Centrais de Geração Hidrelétrica Sabesp”, “Biogás Sabesp”, “Energia Fotovoltaica Sabesp”, “Energia Eólica Sabesp”, “Resíduos Sólidos Urbanos Sabesp”, “Fertilizantes Sabesp”, “Tocha de Plasma Sabesp”, “Serviços Técnicos Sabesp”, “Afinidades Sabesp”, “Fibra Ótica nas Redes Sabesp”, “Geosabesp Sabesp”, “Waste To Energy Sabesp”, “Redução de Perdas Sabesp”, “Serviços Imobiliários Sabesp”, and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters: “Super H2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri” and “Cadu”.

We have also filed applications with the INPI for registration of the following trademarks: “Somos Água Sabesp”; “Somos Água Somos Amazônia Sabesp”; and “Hydria Sistema Sabesp”.

Patents

We have two patents granted by the INPI: (i) a device for the removal of supernatants during the sewage treatment process and (ii) a rotary device used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems.

We have also filed fifteen patent applications for the following additional devices or inventions, currently awaiting the INPI’s decisions, some of which have been jointly filed with certain Brazilian universities as a result of our cooperation agreements with these institutions:

•	a biofilter odor control unit;
•	a digital leakage detection system, jointly filed with the University of São Paulo - USP;
•	a chemical composition sensor, its fabrication process and use to measure pH in microfluid systems, jointly filed with the University of São Paulo - USP;
•	a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water quality, jointly filed with the University of São Paulo - USP;
•	a modular system for the treatment of sanitary sludge and process using this system;
•	a box for installation of water meters:

•        a three-phase separator for UASB reactors with UFMG – Universidade Federal de Minas Gerais;

•        a drinking water sampling device for quality control;

•        a fluid turbidity analysis system and method for fluid turbidity analysis;

•        a device for sewage collection wells;

•        a device for water meters installation; and

•

water leakage detection equipment patent applications, jointly filed with FAPESP and São Paulo State University Júlio de Mesquita Filho – UNESP:

•        method and simulation bench for leakage in lines;

•        method and system for analyzing and providing a quality index for a noise correlator;

•        automatic frequency band selection process and system in noise correlation for leak detection; and

•        system and process for estimating leakage noise propagation speed and delay in at least one duct.

In addition to these Brazilian patent applications, we also filed three international patent applications under the Patent Cooperation Treaty (“PCT”).

For more information on our cooperation agreements with Brazilian universities and FAPESP, see “Item 5. Operating and Financial Review Prospects—C. Research and Development, Patents and Licenses, etc.—Research and innovation.”

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software use. We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation,” “PREGÃO SABESP ONLINE,” “SISDOC” (Document Control System), “system for analyzing the metrological behavior of water meters,” “MPLT” (Standardized Model of Technical Report), “SGH” (Hydrometry Management System), “SIA” (Audit Information System), “NETCONTROL” (Automation System of Sanitary Control Laboratories), “SAN” (Navigation Support System), “online software for managing specific articles published in the DAE engineering journal,” “Dashboard panel,” “COP” (Online Control of Water Losses), “GEL” (Power Management System), “CADGEO,” “LIGGEO,” “Intellectual Property Management System,” “SOE” (Business Organization System), “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence”, “Sabesp PM Mobile”, “Sabesp Decision Support System - SSD”, Frequency Band for Leakage Noise Correlators (BAFCORV) and “Hydria Sabesp” - Specialist System for the management and control of the water treatment process and Electric energy management system.

Among them, we highlight:

•	AQUALOG is a software designed to monitor water treatment through the employment of artificial intelligence. In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina. We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás;
•	SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time;
•	CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite;
•	“Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence,” is an application that was developed as a result of a joint research project by us, FAPESP and the Federal University of São Paulo – UNIFESP;
•	“Sabesp PM Mobile” is a mobile application to register and assist our technicians in monitoring and managing asset maintenance activities;
•	Frequency Band for Leakage Noise Correlators (BAFCORV), developed from a joint research project with the Fundação de Amparo à Pesquisa do Estado de São Paulo (FAPESP) and the Universidade Estadual Paulista Júlio de Mesquita Filho (UNESP); and
•	“Sabesp Decision Support System - SSD” is a software that contains graphic interfaces for updating data, queries of information in the form of graphs and tables, regarding the operation of water-producing systems and dissemination of data to society through newsletters generated by the system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Registro.br:

•        www.sabesp.com.br; and

•        www.revistadae.com.br.

Environmental Matters

Our environmental management is inherent to the provision of our services and the essence of our business. Our performance is guided by the standards established in our environmental policy, which is monitored by the Environmental Committee, which allows us to plan in an integrated manner and ensure the sustainability of our operations. Our environment management is based on two pillars of action: (i) environmental compliance and improvement of operational facilities; and (ii) spreading a culture of cherishing the environment among our stakeholders. We prioritize the internal and external dissemination of knowledge and experience on the best environmental practices. Thus, we promote corporate environmental management programs that rely on the involvement of collaborators, the communities we service and partnerships with non-governmental organizations.

In order to consolidate our environmental culture, we have an Environmental Corporate Management Superintendency and Environmental Management Teams allocated in our business units.

We have the following ongoing environmental management programs:

•	Development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC) and in light of Decree No. 65,881, of July 20, 2021, that provides for the adhesion of the São Paulo State to the campaigns “Race to Zero” and “Race to Resilience,” including the preparation of annual inventories on emissions, promotion of awareness-raising activities on climate issues and encouraging the reduction of greenhouse gas emissions in our operations;
•	Corporate Program for Obtaining and Maintaining Licenses for Water Treatment Plants, Sewage Treatment Plants and Sewage Pumping Stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have a program, approved by CETESB, related to the operational licenses of the Sewage Pumping Stations. We are also structuring a similar program for the Water Treatment Plants and the Sewage Treatment Plants, which are in their final stage of conclusion, according to the CETESB Executive Officers’ Resolution 012/2022/C, of January 28, 2022, that approved the Adequacy Program of Water Treatment Plants and the Sewage Treatment Plants in São Paulo State.
•	Corporate Program for Obtaining and Maintaining Grants for the Use of Water Resources (Programa Corporativo de Obtenção e Manutenção das Outorgas de Uso de Recursos Hídricos), including water collection, releases and dams. The grant provides the necessary resources to subsidize the process of use and payment for water resources. We are the biggest payer for water use in the State of São Paulo.
•	The Environmental Education Program (PEA-SABESP), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects. The activities developed by the PEA are organized with the following objectives: raise awareness on the intrinsic value of water; protect the environment; preserve streams; improve the quality of the environment; raise awareness on sanitation activities; raise awareness on the conscious use of water; and direct capacitation and production of guiding material, which involve activities with civil society groups, education centers, municipal governments and non-governmental organizations;
•	Management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;
•	The SABESP 3Rs Program (Programa SABESP 3Rs) for the reduction, re use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;
•	The progressive implementation and maintenance of the Environmental Management System (EMS) in our water and sewage treatment plants aiming to improve the efficiency of the systems, manage the risks and implement preventive actions to avoid impacts on the environment, considering the relevance of these stations for our core activity. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other plants adopt the environmental management model developed internally (named SGA-SABESP), without aiming certification. The EMS is currently in in place in 558 treatment plants, 36 of which are ISO 14001 certified. We expect to implement the EMS in all plants by 2024;
•	Development of the Corporate Program for Sustainable WWTPs, which aims to disseminate our culture of sustainability and the application of technologies and practices to transform the by-products generated in sewage treatment plants, specifically, biogas, sludge and effluent, in sustainable resources for beneficial use, with added value for the market, considering their energy use and contribution for the reduction of GHG emissions. Currently, the program includes 41 plants, 11 of which have a sustainability seal. Plants that have not yet been certified are undergoing studies and infrastructure improvements, with plans to expand the scope of the program in the coming years; and

•	Corporate Program of Environmental Recovery Commitment Terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental - TCRA) arising from the environmental licensing of new ventures, which includes obligations of forest restoration with environmental compensation purposes, when necessary. This program aims to the planting and maintenance of 1 million seedlings of regional and native species in the period of ten years, in order to deal with current obligations, as well as to new terms of commitment for environmental recovery related to the implementation of new projects. The action is part of the Springs Program (Programa Nascentes) created by the São Paulo state government and prioritizes the restoration of water spring protection areas.

In addition to corporate environmental management actions, we have several projects and initiatives underway to benefit the environment, such as actions to protect, water springs, projects for the rational use of water, reuse of effluents, projects for the use of photovoltaic energy and biogas as a vehicle fuel, as well as other environmental projects focused on the engagement of the population at large.

We are also signatory of United Nations Global Compact and supports the 17 United Nations Sustainable Development Goals, which aims to stimulate actions in areas of crucial importance to humanity, the planet, countries and the companies.

Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is signatory. It is worth noting that the State Decree No. 65,881 of 07/20/21 provides for the State of São Paulo’s adhesion to the “Race to Zero” and “Race to Resilience” campaigns, which aims, among other issues, to reduce greenhouse gas emissions and promote climate resilience.

This decree establishes, among other aspects, that the Climate Action Plan 2050 must be approved, within 12 months of the enactment of this decree, which must include intermediate goals for the reduction of greenhouse gas emissions defined by the Kyoto Protocol for the years 2030 and 2040 and the neutralization of net emissions by 2050.

The State Policy on Climate Change in the State of São Paulo (Law No. 13,798/2009), regulated by Decree No. 55.947/2010, is under review by the Secretariat of Infrastructure and Environment of the State of São Paulo.

The National Climate Change Policy (Law No. 12,187/2009) is also in force, regulated by Decree No. 9,578/2018. Considering that sanitation activities may be directly impacted by weather conditions and extreme events, we developed a Corporate Program for the Management of Greenhouse Gas Emissions, that includes activities to quantify emissions in annual corporate inventories of GHG, in addition to the incentive to mitigate the emissions in business activities. Several actions were already implemented within the ambit of this program.

In 2021, we concluded the corporate inventory of greenhouse gases for 2020, thus totaling 14 inventories since 2007. We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas emissions, representing approximately 92%of total greenhouse gas emissions. Electric energy represents approximately 7% and other activities represent approximately 1%.

We are more efficient as we increase our service rates to the population in the municipalities where we operate. Regarding the sewage, we expect an increase in the organic loads and, accordingly, in the biogas generation, waste in the treatment plants and GHG emissions, as we increase the flows that are treated. On the other hand, sanitation activities directly contribute to the reduction of GHG emissions in the aquatic ecosystem, which enables us to remove an average of approximately 1 million tons of CO2, that would likely be released annually into the environment in the event the sewage generated by the population were discharged without any treatment.

Studies are under development to define the corporate targets for the reduction of GHG emissions, aiming to enhance the various current actions that are in line with the global guidelines and the Climate Plan that is being developed by the State of São Paulo, as mentioned above. Endeavoring the reduction in the GHG emissions, our Corporate Program for the Management of Greenhouse Gas Emissions, include the following actions:

•        the optimization of the operations in the sewage treatment plants;

•        the expansion of the beneficial use of biogas and generated sludge;

•        the expansion of the use of renewable energy sources and alternative fuels; and

•        the offset of CHG emissions through the intensification of forest conservation and restoration activities.

Among the actions that have already been implemented, or are being implemented, we highlight some examples, as described in the paragraphs below:

Regarding the use of energy generation potential, our Distributed Generation Program – Photovoltaic Energy is being implemented, with completion expected in 2023 and totaling 60 MW of power, distributed in 30 locations.

Considering that in the provision of basic sanitation services, energy consumption is of great importance, our strategy for more efficient energy management is based on reducing expenses and consumption of electricity and taking advantage of generation potential, bringing several environmental benefits.

Our Distributed Generation Program – Photovoltaic Energy is being implemented, with completion expected in 2023 and totaling 60 MW of power, distributed in 30 locations. Considering that energy consumption is an important element in the provision of basic sanitation services, our strategy of more efficient energy management is based on reducing expenses and consumption of electricity and taking advantage of generation potential, bringing several environmental benefits.

A further initiative we have employed is the use of photovoltaic energy in other operational processes, such as the transmission of data from reservoirs via radio, flow measurement systems in Sewage Treatment Plants, effluent disinfection systems, lighting of our administrative headquarters, thermosolar systems for the optimization of the sludge drying processes from Sewage Treatment Plants and studies for the installation of floating photovoltaic plants.

In order to optimize vehicle fleet management, we structured a Corporate Fleet Renewal Program, resulting in an 96% reduction in GHG emissions from this source. Additionally, we use part of the biogas generated at the Sewage Treatment Plant in the Municipality of Franca to produce vehicular fuel to supply part of our fleet in that Municipality, which is another important initiative that contributes to the reduction of GHG emissions. In this context, the maintenance and restoration activities of forest reserves carried out by us in addition to climate adaptation, also play an important role in carbon sequestration and storage, in order to contribute to the reduction in the greenhouse effect. Of note is the preservation of around 44,000 hectares within conservation units, with nine thousand hectares of water mirrors and 35,000 hectares, where the main metropolitan springs are located. We also own the São Francisco Reserve inserted in the Serra do Mar State Park, in São Sebastião, on the northern coast, with 2,580,971.00 square meters, in order to protect the São Francisco system catchment.

As part of the process of cultural change, we have instituted awareness-raising and training activities on the subject of climate change through training sessions and content provided in courses aimed at internal and external audiences.

Ratifying our commitment to this global agenda, in 2020 we joined the São Paulo Environmental Agreement, an initiative of the Secretary of Infrastructure and Environment of the State of São Paulo, which recognizes the signatories as part of a community of leaders in climate change, with a special focus on sustainable development. We were also part of the 26th United Nations Conference on Climate Change, COP26, reaffirming our commitment to climate and sustainability issues.

The management of greenhouse gas emissions involves costs and expenses related to the implementation of more rigorous control mechanisms, the adoption of pollution prevention measures and actions to minimize the generation of these gases. We have been seeking subsidized financing to cover part of these costs.

If these measures affect our costs of operations, we may not be able to pass them on to final consumers.

See “—Tariffs.”

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

Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric power supply. Lack of electric energy could lead to instability in water supply and sewage collection and treatment services, which could damage our reputation and operation. In addition, because we are one of the largest consumers of electricity in the state of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us. Our strategy to address climate change is divided in two main actions: (i) adaptative actions to increase water security and adaptative resilience to potential effects of extreme events; and (ii) management of GHG emissions, consisting of quantification and monitoring of emissions and implementation of mitigating measures, as mentioned above. For more information about the impacts that climate change has on our activities, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

With regard to the risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to the risks associates with the effects of climate change through initiatives such as the identification of opportunities to increase our effectiveness, resilience and flexibility of our water treatment and supply systems, as well as to increase the capacity of our water reservoirs, the expansion of water conservation practices and alternatives to management demand as the Program for Reduction of Water Loss, the Program for Rational Water Usage, Corporate Environmental Education Program and the expansion of the planned reutilization of effluents for urban and industrial purposes, maintenance of reserves and forest restoration projects, among others.

For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.” and “Item 3.D. Risk Factors—Risks Relating to Our Business—Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

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

The provisions of State Law No. 6,544/1989 of November 2, 1989 as amended, or the State Public Bidding Law, parallel the provisions of the Federal Public Bidding Law. The Federal and State bidding laws will apply to us in the event that we seek to secure new concessions. Moreover, these bidding laws currently apply to us with respect to obtaining goods and services from third parties for our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

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

In accordance with current legislation, the river basin committees prepare and approve rules and criteria for the implementation of the charge, and the National Water Agency and the Department of Water and Electric Energy are authorized to charge users, like us, for the capture of water or release of effluents into water bodies. Charging for the use of water is in the process of gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans. In 2021, we paid approximately R$105.7 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins. Subsequently, charges were implemented for the use of water from the Sorocaba and Médio Tietê, Baixo Tietê and Baixada Santista river basins. In 2014, charges were implemented for the use of water from the Alto Tietê river basin, and in 2016, from the Tietê / Batalha, Tietê / Jacaré and Ribeira de Iguape river basins. In 2017, charges were implemented for the use of water from the Sapucaí Mirim/Grande, Baixo Pardo/Grade, Mogi Guaçu and Pardo river basins. In 2018, the charge of the Turvo Grande/Médio Paranapanema/Pontal do Paranapanema was implemented. In 2019, charges were implemented for the use of water in the Alto Paranapanema river basins. In 2021, the charge started at the São José dos Dourados Committee and the process to charge in the North Coast watersheds will start in 2022. With the conclusion of the North Coast process, the State of São Paulo will have the charge implemented in all UGRHIs – Water Resources Management Units within the scope of state watershed committees. In the State of São Paulo there are still four Federal committees, namely PCJ, Paraíba do Sul, Grande and Paranapanema, and the charge is implemented in two, PCJ and Paraíba do Sul. As for the others, there is still no forecast for their implementation.

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

Environmental Regulation

The implementation and operation of water and sewage systems are subject to federal, state and municipal laws and regulations on environmental and water-resource protection. The National Environmental Council (Conselho Nacional de Meio Ambiente), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities. In the state of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976, as amended by State Decree No. 8,468/1976 and its amendments.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments, which regulates environmental pollution control and establishes the standards for discharge of effluents at state level; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; Supplementary Law No. 140/2011, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Law No. 9,509/1977, regulated by State Decree No. 47,400/2002, which outlines the state environmental policy; CONAMA Resolution No. 357/2005, amended by CONAMA Resolution No. 430/2011, which establishes the standards for discharge of effluents; and DAAE Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively; and CONAMA Resolution 302/2002, which establishes the mapping of an Environmental Plan for the Conservation and Use of the Surroundings of Artificial Reservoirs (Plano Ambiental de Conservação e Uso do Entorno de Reservatórios Artificiais, or PACUERA) for public supply projects focused on environmental licensing as a way of making use and preservation compatible. In addition, the Brazilian Forestry Code (Law No. 12,651/2012) establishes the requirement to maintain permanent preservation areas, in certain cases covered with natural vegetation, surrounding water springs and reservoirs, due to their environmental importance as sources of water security, geologic stability, biodiversity and soil nutrition. Our reservoirs were in operation prior to this legal requirement, and accordingly only new reservoirs are subject to PACUERA.

As for environmental licensing and concessions of water and sewage treatment plants and pumping stations, we have corporate programs in progress to obtain and maintain the legal requirements to comply with these regulations. See “—Environmental Matters.” We also have a Corporate Program for Environmental Recovery Commitment Terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental), which includes obligations for forest restoration for environmental compensation, where necessary.

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

It is noteworthy that we have the Corporate Program for Obtaining and Maintaining Licenses for Water Treatment Plants, Sewage Treatment Plants and Sewage Pumping Stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have a program, approved by CETESB, related to the operational licenses of the Sewage Pumping Stations. We are also structuring a similar program for the Water Treatment Plants and the Sewage Treatment Plants, which are in their final stage of conclusion, according to the CETESB Executive Officers’ Resolution 012/2022/C, of January 28, 2022, that approved the Adequacy Program of Water Treatment Plants and the Sewage Treatment Plants in São Paulo State.

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

D.	Property, Plant, Equipment, Intangible Assets and Contract Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation. The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets). As of December 31, 2021, we operated through 88,904 kilometers of water pipes and water transmission lines and 61,122 kilometers of sewer lines. As of the same date, we operated 246 water treatment facilities and 578 sewage treatment facilities (including eight ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2021, the total net book value of our property, plant and equipment, intangible assets and contract assets (including concession assets) and contract assets was R$45,345.1 million.

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

A.        Operating and Financial Review and Prospects Overview

As of December 31, 2021, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 375 Municipalities, or 58% of all Municipalities in the state. We also provided water services on a wholesale basis to two Municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. In December 2018 and July 2019, we entered into agreements with the Municipalities of Guarulhos, Santo André and Mauá, respectively, and began operations in these Municipalities for the direct supply of water and sewage services in January 2019, August 2019 and November 2020, respectively.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region. With a total population of approximately 21.3 million, the São Paulo metropolitan region accounted for 70.7%, 70.7% and 73.4% of our operating revenue in 2021, 2020 and 2019 (excluding revenues relating to the construction of concession infrastructure), respectively. As of December 31, 2021, 66.5% of the concession intangible assets reflected on our balance sheet were located in this region. In an effort to respond to demand in the São Paulo metropolitan region, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Business Drivers and Measures

General Factors Affecting our Business

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, impacts of regulation for sanitation services, global and local catastrophes and health epidemics such as COVID-19 and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in the previous 80 years. Heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. As a result of this new behavior, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

In 2020 and to a lesser extent in 2021, the COVID-19 pandemic significantly impacted economic activity and markets around the world. Its severity, magnitude, duration and its impacts are uncertain, rapidly changing and difficult to predict. The economic reopening due to the progress in vaccinations and increase in commodity prices supported the growth in the Brazilian GDP of 4.6% in 2021. On the other hand, the high and persistent inflation rate caused by the disruptions in the supply chains worldwide and the increase in electricity tariffs due to droughts in Brazil is affecting the economy and increasing interest rates.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2021 financial statements.

In the second quarter of 2020 and partially in 2021, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a direct impact on revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies, which continued through 2021. Accordingly, these changes in consumption patterns impacted the total volume of water billed and the average tariff, which had an impact on our revenues and results of operations.

With COVID-19 vaccines becoming more broadly available, many employees have returned to on-site work. However, we cannot guarantee that future developments regarding the spread of COVID-19 or the emergence of new variants will not result in a return to remote working arrangements and the closure of non-essential commercial, industrial, as well as public, establishments, which would affect adversely our revenues. In addition, several companies announced that they would continue to employ partial remote working arrangements which could result in a new consumption pattern. This also could affect our revenues since the tariffs charged to customers in the residential category are lower than in the commercial, industrial and public categories. For more information about the impact the COVID-19 outbreak has over our operations, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”

In addition, we continued to experience increased delinquencies in 2021. In 2021, our allowance for doubtful accounts increased by R$198.9 million, which represents an increase of 44.7% compared to the same period of 2020. For more information on delinquencies, see Note 10(c) and 29 to our financial statements included in this annual report.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent on tariff increases for our water and sewage services. Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

•	political considerations arising from our status as a state-controlled company;
•	anti-inflation measures enacted by the federal government from time to time;
•	impacts of the New Tariff Structure, which was postponed to an undetermined date;
•	impacts of health epidemics such as COVID-19; and
•	when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP. The guidelines also establish procedural steps and the terms for annual adjustments. The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. See “4.B. Business Overview—Tariffs.”

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

Year ended December 31,
	2021	2020	2019
Increase in average tariff(1)	7,00%	3.4026%	4.72%
Inflation – IPC – FIPE	9,73%	5.62%	4.40%
Inflation – IPCA	10,06%	4.52%	4.31%
Inflation – IGP-M	17,78%	23.14%	7.30%

(1)	See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.
Sources:	Central Bank, Fundação Getulio Vargas, or FGV, Instituto Brasileiro de Geografia e Estatística, or IBGE, and Fundação Instituto de Pesquisas Econômicas.

On March 17, 2022, ARSESP released Resolution No. 1,278 providing for a tariff adjustment of 12.8019%, consisting of: (i) inflation of 10.5437% accrued between February/2021 and February/2022, measured according to the IPCA index; (ii) efficiency factor (Factor X) to be discounted by 0.2142%; (iii) compensatory adjustment of 2.3932%; and (iv) IGQ 2020 to be discounted by 0.1490%. The new tariff charts will become effective on May 10, 2022.

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

In 2021, Brazilian GDP increased 4.6% in comparison with 2020. Brazil’s trade surplus in 2021 was US$61.2 billion and at year-end the country had US$ 330.9 billion in currency reserves. The average unemployment rate in Brazil in 2021 was 11.1%.

According to the Focus Market Readout of March 4, 2022, Brazilian GDP is expected to increase 0.42% for 2022 and according to the IMF projection, dated September 22, the expected growth is 0.3%.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency. The SELIC rate has historically been high. However, a series of rate reductions in 2018, brought the SELIC rate down to 6.50% as of December 31, 2018. In 2019 the SELIC rate decreased to 4.50% and in 2020, in response to the COVID-19 outbreak, COPOM further reduced the SELIC target rate to 2.00%. Since then, the SELIC rate has been gradually increased, reaching 11.75%, where it remains as of the date of this annual report.

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

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$3,296.1 million as of December 31, 2021, of which R$359.1 million relates to the current portion of our long-term foreign currency-denominated obligations. In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. In 2019, the 4.0% depreciation of the real against the dollar and the 5.3% depreciation of the real against the Yen led to a foreign exchange loss of R$234.0 million. In 2020, the 28.9% depreciation of the real against the dollar and the 35.7% depreciation of the real against the Yen led to a foreign exchange loss of R$2,180.2 million. In 2021, the 7.4% depreciation of the real against the dollar and the 3.9% appreciation of the real against the Yen led to a foreign exchange gain of R$48.5 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2021	2020	2019
(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	7.39%	28.93%	4.02%
Period-end exchange rate – US$1.00	5.5805	5.1967	4.0307
Average exchange rate – US$1.00(2)	5.3956	5.1578	4.1096

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2021	2020	2019
(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen(1)	(3.89%)	35.75%	5.33%
Period-end exchange rate – ¥1.00	0.0485	0.0504	0.0371
Average exchange rate – ¥1.0(2)	0.0491	0.0484	0.0377

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

During the years ended December 31, 2021, 2020 and 2019 we did not enter into any forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations” and “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

Effects of Extreme Weather Events

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region, experienced below average rainfall from late 2012 throughout 2014 and most of 2015. During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the period. Improved rainfall in the rainy season that began in October 2015, the collaborative efforts between us and the population we serve and emergency construction works conducted by us throughout 2014 and 2015 to combat the water crisis, resulted in a partial restoration of the water levels of the Cantareira system. As of December 31, 2021, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 743.4 million m3 of water storage for treatment, compared to 913.1 million m3 available for treatment as of December 31, 2020. The measurements for these years do not include the technical reserve of 287,5 million m³.

In order to balance supply and demand despite restricted water availability, we adopted a series of measures from February 2014 until April 2016. The heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. As a result, the total volume of water billed to our clients did not return to the volume of water billed in 2013, since the water crisis had a strong impact on the consumer profile, which did not return to its former state before the crisis. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued effect on our results of operations since the 2014-2015 crisis.

The 2020-2021 water season which ended in September 2021 had a lower-than-average rainfall compared to the expected long-term average. The Cantareira System received 70,4% of the expected volume, while the Alto Tietê System received 71.6% and the Guarapiranga System received 76.8%. The water inflows were also below average in the three main systems that supply the São Paulo metropolitan region, with the Alto Tietê system recording inflows close to its minimum historic levels between April and to September.

For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations” and “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. Bad debt expense, net of recoveries, is included in selling expenses, and was R$643.7 million, R$444.8 million and R$128.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2021, we had intangible assets of R$36,503.8 million and contract assets of R$8,550.1 million.

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

As of December 31, 2021, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,448.5 million (after deducting court escrow deposits in the amount of R$32.0 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.14 to our financial statements included in this annual report. As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$52,623.1 million, of which we believe R$44,228.3 million out of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table. Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate was increased from 3.07% in 2020 to 5.26% in 2021 under Plan G0 and was increased from 3.44% in 2020 to 5.53% in 2021 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 22 to our financial statements included in this annual report.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 22 to our financial statements included in this annual report.

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

As of December 31, 2021, and 2020, we have recognized R$283.7 million and R$320.7 million as deferred income tax liabilities, net of the deferred tax assets and liabilities, as disclosed in Note 19 to our financial statements included in this annual report.

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

As of December 31, 2021 and 2020, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$1,375.1 million and R$1,281.4 million respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2021 and 2020, the pension benefit obligations of Plan G0 totaled R$2,192.1 million and R$2,549.5 million, respectively. For detailed information on the pension benefit obligations refer to Note 22 to our financial statements included in this annual report.

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

The settlement agreement requires us to make certain installment payments to EMAE in settlement of the claim for compensation for our capture and use of the water, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and See Note 11(b) to our financial statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

Year ended December 31,
		2021		2020		2019
(in millions of reais, except percentages)
Net operating revenue	19,491.1	100.0%	17,797.5	100.0%	17,983.7	100.0%
Operating costs	(12,800.1)	(65.7%)	(11,179.6)	(62.8%)	(10,137.7)	(56.4)%
Gross profit	6,691.0	34.3%	6,617.9	37.2%	7,846.0	43.6%
Selling expenses	(825.8)	(4.2)%	(751.3)	(4.2)%	(803.4)	(4.5)%
Allowance for doubtful accounts	(643.7)	(3.3)%	(448.8)	(2.5)%	(128.1)	(0.7)%
Administrative expenses	(1,124.1)	(5.8)%	(1,051.2)	(5.9)%	(1,187.9)	(6.6)%
Other operating income (expenses), net and equity results of investments in affiliates	0.2	0.0%	121.8	0.7%	(15.0)	(0.1)%
Profit from operations before finance income (expenses) and income tax and social contribution	4,097.6	21.0%	4,492.4	25.2%	5,711.6	31.8%
Financial result, net	(927.4)	(4.8)%	(3,166.4)	(17.8)%	(1,033.7)	(5.7)%
Profit before income tax and social contribution	3,170.2	16.3%	1,326.0	7.5%	4,677.9	26.0%
Income tax and social contribution	(864.3)	(4.4)%	(352.7)	(2.0)%	(1,310.4)	(7.3)%
Profit for the year	2,305.9	11.8%	973.3	5.5%	3,367.5	18.7%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 Net operating revenue

Net operating revenue increased by R$1,693.6 million, or 9.5%, to R$19,491.1 million in 2021 from R$17,797.5 million in 2020.

As of December 31, 2021, net operating revenue, excluding construction revenue, increased by R$1,033.4 million, or 7.3%, to R$15,114.3 million in 2021 from R$14,080.9 million in 2020. The construction revenue was R$4,376.7 million in 2021 and R$3,716.6 million in 2020. The main factors that led to the increase were:

•	Average tariff adjustment of 7.0% since May 2021; and
•	Tariff adjustment of 3.4% since August 2020.

Operating costs

Our operating costs increased by R$1,620.5 million, or 14.5%, to R$12,800.1 million in 2021 from R$11,179.6 million in 2020. As a percentage of net operating revenue, cost of services increased to 65.7% in 2021 from 62.8% in 2020.

The increase in operating cost was principally due to the following factors:

•	an increase of R$648.2 million in construction costs, due to the higher investment in the construction of assets in the Municipalities we operate;
•	an increase of R$265.4 million in expenses with services, mainly due to the following factors: (i) R$85.3 million with the maintenance of water and sewage systems; (ii) R$42.8 million with professional technical services; (iii) R$39.8 million with paving and replacing sidewalks; (iv) R$25.7 million with the maintenance of water and sewage connections and networks; and (v) R$13.1 million with customer service channels;
•	an increase of R$247.9 million with electricity expenses caused by: (i) an average increase of 2.3% in prices on the free market (ACL) (includes Grid Market Tariffs - TUSD), with a 15.7% increase in consumption; (ii) an average increase of 18.9% in regulated market tariffs (ACR) tariffs, with a 7.9% decrease in consumption; and
•	an increase of R$200.5 million in depreciation and amortization, due to the beginning of operations of intangible assets, totaling R$4.2 billion.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2021 increased by R$73.1 million, or 1.1%, to R$6,691.0 million from R$6,617.9 million in the same period of 2020.  As a percentage of net operating revenue, our gross profit margin decreased to 34.3% in 2021 from 37.2% in 2020.

Selling Expenses

Selling expenses increased by R$74.5 million, or 9.9%, to R$825.8 million 2021 from R$751.3 million in 2020. As a percentage of net operating revenue, selling expenses were 4.2% in 2021 and 4.2% in 2020. The main reason for the increase in selling expenses was (i) the increase of R$53.3 million in expenses with services, mainly with hydrometer readings and bill deliveries, in the amount of R$48.9 million; and (ii) an increase of R$7.2 million in depreciation, due to the increase in property, plant and equipment owned by us.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts increased by R$198.9 million, or 44.7%, to R$643.7 million in 2021 from R$444.8 million in 2020, mainly due to the increased delinquencies recorded in 2021.

Administrative Expenses

Administrative expenses increased by R$72.9 million, or 6.9%, to R$1,124.1 million in 2021 from R$1,051.2 million in 2020, mainly due to:

•	an increase of R$99.9 million in general expenses, mainly due to the increase in expenses with legal proceedings in the amount of R$87.2 million; and
•	an increase of R$20.7 million in services, mainly due to an increase of (i) R$12.4 million in advertising costs, and (ii) R$12.0 million in costs for technical services.

These increases were partially offset by a decrease of R$52.0 million in expenses with salaries, charges and benefits, mainly due to the reduction of the G0 defined benefit plan participant base, pursuant to Law No. 4,819/58, reflected in the actuarial assumptions.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating expense, net was R$21.8 million in 2021 compared with R$107.7 million in operating income, net in 2020, resulting in a negative variation of R$129.5 million, mainly due to the following factors:

•	reversal of estimated losses with indemnification of assets in the municipality of Mauá, of R$85.9 million; and
•	revenue of R$ 20.6 million, due to the execution of an agreement with Companhia de Saneamento de Alagoas – CASAL.

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

Financial Result, Net

Financial result, net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and financial investments and inflation-based indexation accruals, mainly relating to agreements entered into with certain customers to settle overdue accounts receivable.

Financial result, net decreased by R$2,239.0 million to a financial expense, net of R$927.4 million in 2021 from a financial expense, net of R$3,166.4 million in 2020. As a percentage of net operating revenues, financial result, net amounted to 4.8% in 2021 compared with a financial expense of 17.8% in 2020. This variation was due to the lower appreciation of the U.S. dollar and the depreciation of the Japanese Yen against the Brazilian real in 2021 (7.4% and -3.9%, respectively), compared to the appreciation of both currencies in 2020 (28.9% and 35.8%, respectively)

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by R$1,844.2 million, to R$3,170.2 million in 2021 from R$1,326.0 million in 2020. As a percentage of net operating revenue, our profit before income tax and social contribution increased to 16.3% in 2021 compared to 7.5% in 2020.

Income Tax and Social Contribution

Income tax and social contribution expense increased by R$511.6 million, or 145.1%, to R$864.3 million in 2021 from R$352.7 million in 2020. This increase was mainly due to:

•	higher net operating revenue of R$1,693.5 million;
•	a decrease in exchange rate variation expenses of R$2,228.8 million; and
•	higher costs and expenses of R$1,966.8 million.

Profit for the year

As a result of the factors discussed above, our profit for the year increased to R$2,305.9 million in 2021 from R$973.3 million in 2020. As a percentage of net operating revenue, our profit for the year increased to 11.8% in 2021 from 5.5% in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 28, 2021.

B.        Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets. As of December 31, 2021, we had R$717.9 million in cash and cash equivalents. The outstanding current indebtedness was R$1,830.6 million as of December 31, 2021, of which R$359.1 million was denominated in foreign currency. Long-term indebtedness was R$15,893.2 million as of December 31, 2021, of which R$2,937.0 million consisted of foreign currency-denominated obligations.

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

In the second quarter of 2020 and partially in 2021, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a direct impact on revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies, which continued through 2021. Accordingly, these changes in consumption patterns impacted the total volume of water billed and the average tariff, which had an impact on our revenues and results of operations.

Additionally, in the context of COVID-19 pandemic, on February 3, 2021, our Board of Executive Officers approved certain measures for commercial clients aiming to help them to maintain their businesses during the COVID-19 pandemic and to pay their debts in the future. These measures for commercial customers remained in force until August 2021.

In order to finance the constant investment needs in our infrastructure, we use third party funds to complement our own resources. The impacts of COVID- 19 in attracting borrowings and financings is still uncertain, however, we believe that we currently have sufficient sources of funds to implement our short and medium term strategy.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$3,913.8 million, R$4,978.2 million and R$4,197.2 million in 2021, 2020 and 2019, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. The increase in net cash generated in 2021 is principally due to the increase in income tax and social contribution paid in 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$2,663.2 million, R$6,768.7 million and R$3,267.3 million in 2021, 2020 and 2019, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. Additionally, we redeemed part of the financial investments to repay the 25th debentures issuance.

Net Cash Used in Financing Activities

Our net cash used in financing activities was R$929.0 million, R$66.4 million and R$1,705.9 million in 2021, 2020 and 2019, respectively. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services.

Indebtedness Financing

Transition from LIBOR to SOFR

The London Interbank Offered Rate (“LIBOR), the financial reference rate for loan agreements with Multilateral Development Banks (such as IDB and IBRD) ceased to exist as of December 2021 and was replaced by Secured Overnight Finance Rate (“SOFR”). According to the development banks, the changes allow the risk of inconsistencies in financings to be minimized. As a result of this change, in 2021, we amended our loan agreements with IDB and IBRD which now use SOFR as the reference rate.

Indebtedness financing

Our total financial indebtedness increased by 2.7%, from R$17,258.6 million as of December 31, 2020 to R$17,723.8 million as of December 31, 2021. In addition, during the same period, our total indebtedness denominated in foreign currency decreased by 7.1%, from R$3,547.8 million as of December 31, 2020 to R$3,296.1 million as of December 31, 2021.

As of December 31, 2021, we had R$15,893.2 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$2,937.0 million consisted of foreign currency-denominated long-term debt. We had an outstanding current indebtedness of R$1,830.6 million as of December 31, 2021. As of December 31, 2021, R$359.1 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2021, our S&P domestic rating was brAAA and our S&P global rating was BB-. Our Moody’s national rating was AAA.br as of December 31, 2021, while our Fitch national rating was AAA(bra) and our Fitch global ratings were BB (foreign currency) and BB+ (local currency), as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs. In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor. As of December 31, 2021, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$3,210.6 million (R$3,192.8 million of principal and R$17.8 million related to interest and charges). See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 17 to our financial statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2021:

					December 31, 2021
	Current	Noncurrent	Total	Final Maturity	Interest Rates(1)
					(in thousands of R$)
Denominated in local currency:

12th issue of debentures	45,450	113,049	158,499	2025	TR + 9.5%
14th issue of debentures	25,388	-	25,388	2022	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
17th issue of debentures	102,252	101,982	204,234	2023	CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue of debentures	48,479	92,677	141,156	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
21st issue of debentures	174,849	-	174,849	2022	CDI + 0.60% (1st series) & CDI + 0.90% (2nd series)
22nd issue of debentures	200,000	508,530	708,530	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & IPCA + 6.00% (3rd series)
23rd issue of debentures	-	864,776	864,776	2027	CDI + 0.49% (1st series) & CDI + 0.63% (2nd series)
24th issue of debentures	-	461,350	461,350	2029	IPCA + 3.20% (1st series) & IPCA + 3.37% (2nd series)
26th issue of debentures	-	1,168,317	1,168,317	2030	IPCA + 4.65% (1st series) & IPCA + 4.95% (2nd series)
27th issue of debentures	-	997,433	997,433	2027	CDI + 1.60% (1st series) & CDI + 1.80% (2nd series) & CDI + 2.25% (3rd series)
28th issue of debentures	-	1,197,395	1,197,395	2028	CDI + 1.20% (1st series) & CDI + 1.44% (2nd series) & CDI + 1.60% (3rd series)
29th issue of debentures	-	1,230,602	1,230,602	2036	CDI + 1.29% (1st series) & IPCA + 5.3058% (2nd series) & IPCA + 5.4478% (3rd series)

Caixa Econômica Federal	98,784	1,380,170	1,478,954	2021/2042	TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) PAC	13,394	6,665	20,059	2023	1.82% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	7,161	30,308	37,469	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	4,851	20,619	25,470	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	26,751	60,089	86,840	2025	1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	117,593	617,251	734,844	2028	1.66% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	33,558	420,685	454,243	2035	2.18% + TJLP
National Bank for Economic and Social Development (BNDES) 2014	6,524	22,874	29,398	2026	1.76% + TJLP
Inter-American Development Bank (IDB) 2202	181,349	2,344,403	2,525,752	2035	CDI + 0.86%
IDB INVEST	34,800	890,400	925,200	2034	CDI + 1.90% & CDI + 2,70%
Leases (Concession Agreements, Program Contracts and Contract Assets)	36,640	360,671	397,311	2035	7.73% to 10.12% + IPC
Leases (Others)	69,306	56,663	125,969	2023	4.25% to 12.34%
Other	4,790	9,274	14,064	2025	TJLP + 1.5% (FINEP) & 3.0% (FEHIDRO)
Interest and others charges	239,581	-	239,581

Total denominated in local currency	1,471,500	12,956,183	14,427,683

Denominated in foreign currency:

Inter-American Development Bank (IDB) US$71,441,000 (2020 - US$61,610,00)	57,357	327,263	384,620	2025 to 2044	LIBOR + 1.12% to 3.31%
International Bank for Reconstruction and Development (IBRD) US$76,712,000 (2020 – US$82,792,000)	33,927	386,328	420,255	2034	LIBOR + 2.85%
JICA 15 - ¥ 9,219,440,000 (2020 - ¥ 10,371,870,000)	55,858	391,008	446,866	2029	1.8% & 2.5%
JICA 18 - ¥ 8,289,280,000 (2020- ¥ 9,325,440,000)	50,223	351,398	401,621	2029	1.8% & 2.5%
JICA 17 - ¥ 3,706,564,000 (2020- ¥ 3,349,203,000)	12,833	165,900	178,733	2035	1.2% & 0.01%
JICA 19 - ¥ 28,109,529,000 (2020 - ¥ 29,923,047,000)	87,901	1,272,803	1,360,704	2037	1.7% & 0.01%
IDB 1983AB – US$ 15,385,000 (2020 – US$ 23,077,000)	42,927	42,336	85,263	2023	LIBOR + 2.08% to 2.38%
Interest and others charges	18,091	-	18,091

Total denominated in foreign currency	359,117	2,937,036	3,296,153
Total loans and financing	1,830,617	15,893,219	17,723,836

(1)	TR was 0.0274% per month as of December 31, 2021; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 9.15% per annum as of December 31, 2021; IGP-M was 17.78% per annum as of December 31, 2021; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.32% per annum as of December 31, 2021; and USD LIBOR was 0.299% medium rate of 12 months in 2021.

The following table shows the maturity profile of our debt, as of December 31, 2021, for the period indicated:

	2022	2023	2024	2025	2026	After 2027	Total
							(in millions of reais)
Loans and financing	1,830.6	1,635.0	1,923.6	2,050.2	1,915.5	8,368.9	17,723.8

Referring to all of our foreign currency-denominated indebtedness, the amount of R$890.1 million, net of transaction costs, as of December 31, 2021, was denominated in U.S. dollars and R$2,387.9 million was denominated in Japanese Yen. This indebtedness consisted principally of:

•	R$384.7 million (US$71.4 million) in U.S. dollar-denominated loans contracted with the Inter-American Development Bank, or the IDB, which were entered into in 2000, amounting to US$200 million.
(i)	to finance the second phase of the Tietê Project, under which payments of principal are made in semiannual installments with final maturity in July 2025. The principal amount accrues interest at USD LIBOR plus a variable spread paid semiannually;

(ii)	a loan to finance the fourth phase of the Tietê Project, entered into in November 2019, amounting to US$300.0 million, under which payments of principal are made in semi-annual installments with final maturity in May 2044. The principal amount accrues interest at USD LIBOR plus a variable spread paid semi-annually. This contract allows for the replacement of the currency, index and interests;
•	R$420.2 million (US$76.7 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais), a program ended in 2017, which consisted of various projects that focused on the preservation and improvement of water sources in the metropolitan region of São Paulo. The loan matures in March 2034. Repayments of principal will be made in semi-annual installments starting in September 2019 after a grace period of ten years. The principal amount accrues interest at USD LIBOR plus a variable spread, paid semi-annually. This contract allows for the replacement of the currency, index and interests;
•	R$85.2 million (US$15.4 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IDB in May 2008. Under this loan, payments of principal are made in annual installments with final maturity in May 2023. The principal amount accrues interest at USD LIBOR plus a rate varying from 2.08% to 2.38%, paid semi-annually. The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan; and
•	R$2,387.9 million (¥49,324.8 million) in Japanese Yen denominated loans contracted with the JICA, composed of the following: (i) ¥11.524.3 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa). Under these loans, the payments of principal are made in semi-annual installments with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; (ii) ¥2.830.4 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam. The loan matures in October 2035, with repayments of principal made in semi-annual installments. The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semi-annually; (iii) ¥10.361.6 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004. These funds were used for the provision of works and services in the Baixada Santista metropolitan region. The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; and (iv) ¥31.736.6 million denominated loan in February 2012 for the financing of the Program for Water Loss Reduction (Programa de Redução de Perdas de Água). The loan matures in February 2037. Repayments of principal will be made in semi-annual installments starting in February 2019 after a grace period of seven years. The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semi-annually.

Our borrowings from multilateral institutions and with government agencies, such as the IDB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo. For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

Our outstanding domestic debt was R$14,427.7 million as of December 31, 2021 and consisted primarily of real-denominated loans from federal and state-owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in June 2010, February 2011, January 2013, October 2013, June 2017, February 2018, May 2019, July 2019, July 2020, December 2020, July 2021 and December 2021, and financial leasing.

The following summarizes our principal real-denominated borrowings:

•	from 2003 to 2019, we entered into several financing agreements with Caixa Econômica Federal, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement. The final maturity is 2042. The principal amount accrues interest from 5.0% to 8.0%. The financing agreements are collateralized (i) by the pledge of collections of monthly billings of water supply and sewage services up to three monthly installments until reaching the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2021, the outstanding debt was R$1,479.0 million;

•	in May 2008, we entered into a R$174.0 million financing agreement with BNDES. Repayments of the principal amount are being made in 150 successive monthly installments, with final maturity in 2023. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$20,1 million;
•	in March 2010, we entered into a R$294.3 million financing agreement with BNDES. Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$86.8 million;
•	in September 2010, we entered into a US$600 million financing agreement with IDB to finance the third phase of Tietê Project. In May 2020, the debit balance of this loan was converted into reais, with semi-annual payments and maturity in September 2035. The main amount accrues interest using the real CDI plus a fixed rate of 0.06% and a variable margin in effect for loans from the bank’s ordinary capital, paid semi-annually. As of December 31, 2021, the outstanding debt was R$2,525.7 million.
•	in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own. During the construction phase, we recognized a contract asset (as of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, are classified as Contract Assets during the construction period and are transferred to Intangible Assets only after completion of the works. For more information, see Notes 3.3 (b) and 14 to our 2020 financial statements included in this annual report) and the related liability of the lease at fair value. Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract. On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million. As of December 31, 2021, the outstanding debt was R$397.2 million;
•	in March 2012, we entered into a R$180.8 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027. The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$63.0 million;
•	in February 2013, we entered into a R$1.3 billion financing agreement with BNDES. Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$734.8 million;
•	in June 2014, we entered into a R$61.1 million financing agreement with BNDES. In September 2021 the contract was amended and its value changed to R$38.6 million. Amortization of the principal amount is being made in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$29.4 million;
•	in June 2015, we entered into a R$747.4 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$454.2 million;
•	in October 2015, we entered into a R$48.3 million financing agreement with Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP). Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP, but it limited to 6.0% per year plus a yearly 1.5%. If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2021, the outstanding debt was R$14.1 million; and

•	in November 2020, we entered into a loan with Inter-American Investment Corporation (“IDB Invest”), an agent of the IDB, as creditor, the principal amount of which is R$950 million, divided into two tranches which will expire in August 2034 and 2029, respectively. The first tranche named “Long Term” (in the total principal amount R$508 million) bears interest at the CDI rate plus 2.70% per year, with principal payments and semi-annual interest payments. The second tranche named “Medium Term” (in the total principal amount of R$442 million) bears interest at CDI plus 1.90% per year, with principal and semi-annual interest payments. The resources of the Long Term tranche are used to finance our investment plan between 2020 and 2026, whereas the Medium Term tranche is used to refinance debts. As of December 31, 2021, the outstanding debt was R$925.2 million.

Additionally, we have the following outstanding debt from debentures issuances:

Under the BNDES Debentures program, we issued, in February 2011, our fourteenth tranche of debentures, the second tranche out of three, all of them subscribed exclusively by BNDES. These debentures are divided in three series: the first and third series matured in February 2022 and the second, in March 2022. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bore interest at 1.92% per year, plus the TJLP. If the TJLP exceeded 6.0% per year, such excess was added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bore interest at the rate of the IPCA index plus 9.20% per year. As of December 31, 2021, the outstanding debt of the fourteenth issuance of debentures was R$25.4 million.

In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES. These debentures are divided in three series: the first and third series will mature in October 2024 and the second, in November 2024. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year. In December 2013, BNDES subscribed to the debentures of the first and second series. In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and in May 2020, BNDES subscribed another 8 debentures, and the remaining 20 debentures were canceled. As of December 31, 2021, the outstanding debt of the eighteenth issuance of debentures was R$141.2 million.

We have used the funds raised from the three issuances for investments primarily in the Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

In June 2010, we carried out our twelfth issuance of debentures, totaling R$500 million, to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses. The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program in the water supply and sewage system. As of December 31, 2021, the outstanding debt of the twelfth issuance of debentures is R$158.5 million.

In January 2013, we carried out our seventeenth issuance of debentures of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation. The proceeds of this issuance were used to pay our financial commitments for 2013. As of December 31, 2021, the outstanding debt of the seventeenth issuance of debentures is R$204.3 million.

In June 2017, we carried out our twenty-first issuance of debentures in two series in the aggregate principal amount of R$500 million. The first and second series will mature in June 2020 and 2022, respectively. The debentures of the first series (in the aggregate principal amount of R$150 million) bear interest at a rate of CDI plus 0.60% per year. The debentures of the second series (in the aggregate principal amount of R$350 million) bear interest at a rate of CDI plus 0.90% per year. The proceeds of this issuance were used to strengthen our cash position and refinance financial commitments which mature in 2017. As of December 31, 2021, the outstanding debt of the twenty-first issuance of debentures is R$174.8 million.

In February 2018, we carried our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2018. As of December 31, 2021, the outstanding debt of the twenty-second issuance of debentures is R$708.5 million.

In May 2019, we issued our twenty-third issuance of debentures divided into two series in the aggregate principal amount of R$866.8 million. The first and second series will mature in May 2024 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$491.8 million) bear interest at a rate of CDI plus 0.49% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$375 million) bears interest at a rate of CDI plus 0.63% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2019. As of December 31, 2021, the outstanding debt of the twenty-third issuance of debentures was R$864.8 million.

In July 2019, we issued our twenty-fourth issuance of debentures divided into two series in the aggregate principal amount of R$400 million. The first and second series will mature in July 2026 and 2029 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of IPCA plus 3.20% per year, with annual interest payments. The second series (in the aggregate principal amount R$300 million) bears interest at a rate of IPCA plus 3.37% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in some Municipalities in which our company render services. As of December 31, 2021, the outstanding debt of the twenty-fourth issuance of debentures was R$461.4 million.

In July 2020, we issued our twenty-sixth issuance of debentures divided into two series in the aggregate principal amount of R$ 1.045 billion. The first and second series will mature in July 2027 and 2030 respectively. The debentures of the first series (in the aggregate principal amount of R$600 million) bear interest at a rate of IPCA plus 4.65% per year, with annual interest payments. The second series (in the aggregate principal amount of R$445 million) bears interest at a rate of IPCA plus 4.95% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in certain Municipalities in which we provide services. As of December 31, 2021, the outstanding debt of the twenty-sixth issuance of debentures was R$1,168.3 million.

In December 2020, we issued our twenty-seventh issuance of debentures divided into three series in the aggregate principal amount of R$1 billion. The first, second and third series will mature in December 2023, 2025 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$300 million) bear interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$400 million) bears interest at a rate of CDI plus 1.80% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$300 million) bears interest at a rate of CDI plus 2.25% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2021. As of December 31, 2021, the outstanding debt of the twenty-seventh issuance of debentures is R$997.4 million.

In July 2021, we issued our twenty-eighth issuance of debentures divided into three series in the aggregate principal amount of R$1.2 billion. The first, second and third series will mature in July 2024, 2026 and 2028 respectively. The debentures of the first series (in the aggregate principal amount of R$127.8 million) bear interest at a rate of CDI plus 1.20% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$888.2 million) bears interest at a rate of CDI plus 1.44% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$184 million) bears interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments maturing in 2021. As of December 31, 2021, the outstanding debt of the twenty-eighth issuance of debentures was R$1,197.4 million.

In December 2021, we issued our twenty-ninth issuance of debentures divided into three series in the aggregate principal amount of R$1.25 billion. The first, second and third series will mature in December 2026, 2031 and 2036 respectively. The debentures of the first series (in the aggregate principal amount of R$500 million) bear interest at a rate of CDI plus 1.29% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$600 million) bears interest at a rate of IPCA plus 5.3058% per year, with annual interest payments. The third series (in the aggregate principal amount of R$150 million) bears interest at a rate of IPCA plus 5.4478% per year, with annual interest payments. The proceeds from the issuance of the first series are intended to refinance commitments due to mature and to replenish our cashflows. The proceeds from the issuance of the second and third series are intended to support investment in infrastructure projects in certain Municipalities in which we provide services and to support the reimbursement of costs incurred in connection with infrastructure projects. As of December 31, 2021, the outstanding debt of the twenty-ninth issuance of debentures was R$1,230.6 million.

Additionally, in March 2022, we issued our thirtieth issuance of debentures divided into two series in the aggregate principal amount of R$1.0 billion. The first and second series will mature in March 2027 and March 2029, respectively. The first series (in the aggregate principal amount of R$500 million) bears interest at a rate of CDI plus 1.30% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$500 million) bears interest at a rate of CDI plus 1.58% per year, with semi-annual interest payments. The proceeds from these issuances will be used to replenish and reinforce our cash position and to refinance commitments maturing in 2022.

Part of our real-denominated indebtedness is indexed to take into account the effects of inflation. This debt provides for inflation-based increases to the principal amount, determined by reference to the IPCA.

In October 2021, the outstanding debt of our twenty-fifth issuance of debentures, amounting to R$1.59 billion was repaid in its entirety on the maturity date.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Indebtedness

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, including our borrowings from the IDB, we are subject to financial covenants, including limitations on our ability to incur debt. For example:

The financial covenants in our Loan No. 1212 from the IDB require as follows:

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

The financial covenants in our AB Loan Agreements with the IDB (No. 1983AB) require as follows:

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

As of December 31, 2021, and 2020, we had met all the requirements of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of our indebtedness with BNDES, including the14th and 18th issuances of debentures held by BNDES, which totaled R$166.6 million as of December 31, 2021. The only financing agreement which is exempt from the renegotiated financing is contract No. 08.2.0169.1.

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

As of December 31, 2021, the amount that must pass through the blocked collateral account is R$250.9 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

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

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2021.

The twenty-first, twenty-second, twenty-third, twenty-fourth, twenty-sixth, twenty-seventh, twenty-eighth, twenty-ninth and thirtieth debenture issuances require us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/adjusted EBITDA ratio equal to or lower than 3.50:1.0. These issuances have a cross acceleration clause.

	Restrictive Ratios	Ratio as of December 31, 2021
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	4.32
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	7.54
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	2.72
Net debt/Adjusted EBITDA	Equal to or lower than 3.50:1.0	2.63
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	2.74
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.37
Adjusted current ratio	Higher than 1.0	1.85

(1)	“Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2021 and 2020, we complied with all the covenants of our loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. In 2021, we recorded R$5.0 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the state of São Paulo. We have budgeted investments in the amount of approximately R$23.8 billion from 2022 through 2026. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution. In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 27, 2018, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$644.3 million, R$272.0 million and R$941.0 million in the fiscal years ended on December 31, 2021, 2020 and 2019 and, respectively. See “Item 7.B. Related Party Transactions—Dividends.”

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

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure. In 2021, we allocated R$26.5 million to Research, Development and Innovation, or RD&I, projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages.

In addition, in September 2019, based on programs already in place in the power and gas sectors, ARSESP created the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (the “PD&I Program”), establishing the application of the 0.05% of revenue required in Research and Technological Development projects. ARSESP also approved the Elaboration and Evaluation Manual of the PD&I Program. In 2020, we filed a portfolio of PD&I Program projects for analysis and selection by ARSESP. However, due to the effects of COVID-19 pandemic, ARSESP temporarily suspended the implementation of the PD&I Program. Accordingly, in 2021 the first cycle of the program, covering the tariff cycle 2021-2024 was resumed, comprising 9 projects selected by ARSESP in the amount of R$30.9 million. See “—Tariff Readjustment and Revisions.”

In February 2020, we signed a Technical Cooperation agreement with IDB to finance actions for the improvement and technological innovation of water supply management facilities during water crises, using modern analytical tools, available experiences and practices and theoretical analysis. This cooperation agreement provides for resources of approximately US$328 thousand, non-refundable, to be debited from the bank’s ordinary capital resources destined to the Strategic Program for Infrastructure Development, with our counterpart in the amount of US$30 thousand. The project is in its final development phase.

This activity corresponds to one of the components of the Technical Cooperation signed between the IDB and the State of São Paulo, assigned for execution by us. It is complemented by two other sequential activities: (i) Systematization of the process for public call for technological innovation projects, (ii) Development and implementation of a digital platform for open innovation. Both are described in the Open Innovation chapter.

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

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in the Municipality of Franca aims to optimize processes and transform the site into a resource recovery plant. Since 2018, a biogas upgrade project in one of our sewage treatment plants, located in the Municipality of Franca, has been producing biomethane for vehicle use. The project was developed in partnership with the Fraunhofer Institute in Stuttgart, Germany. This sewage treatment plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day. The upgrade system can produce biomethane to replace 1,500 liters of common gas daily. The biomethane currently supplies part of the Sabesp Franca fleet. As a result of the tests carried out, we can replicate this initiative in sewage treatment plants in the São Paulo metropolitan region.

In addition, to enable the commercialization of the biomethane produced, which is currently used to supply our fleet in the municipality of Franca, one of the steps is its certification as a product in accordance with the requirements of the National Agency for Petroleum, Natural Gas and Biofuels (ANP) Resolution No. 685/2017. To meet these requirements, a risk assessment study using The Hazard and Operability Study – HAZOP Methodology is being carried out by us since 2021. This study focused on the quality of the upgrading system and should consider biogas and biomethane quality monitoring and upgrading system facilities inspection. The final report will be submitted to ANP approval by the end of 2022. It is an important initiative aiming beyond a new source of income, a substitution of fossil fuels for clean energy; reduction of greenhouse gas emissions, and inclusion of biomethane as a new fuel in the Brazilian energy matrix.

At the same plant, we developed and are operating a sludge dryer based on solar radiation, financed by the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or FINEP) as part of the “Technological Innovations Plan of Sabesp for Sanitation” financed by the FINEP Inova Brasil program.

The project also provides for other actions in the planning and contracting phase, such as the use of energy from hydraulic and solar sources, in addition to other beneficial applications of biogas. This circular economy project in the Municipality of Franca sewage treatment plant received first place in the 2019 edition of the Ideas en Acción award of IDB.

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

In 2021, the studies foreseen in the partnership maintained with the São Paulo State University Júlio de Mesquita Filho - UNESP were concluded to assess the technical and environmental feasibility of using sludge from the Water Treatment Plant as raw material for the base and sub-base of pavements. This corresponds to the first phase of a project which the final objective is to add value to this by-product that would transform waste into a raw material to be used in pavements, demonstrating its beneficial use and potential for additional revenue generation.

We also developed biofiltration units for odor control to be installed in the sewage and pumping stations in Pinheiros and Pomar, in the city of São Paulo. This is an example of a project fostered by studies developed internally by us. A major portion of this project also received financing from FINEP. Projects such as this are extremely important to reduce the emission of odorous substances in the atmosphere from the transport and treatment of sewage, which can help mitigate socio-economic and environmental impacts.

From our partnership with FAPESP financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Program for Support of Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 17 projects with different universities, such as: University of São Paulo - USP, Technological Institute of Aeronautics - ITA, Federal University of São Paulo - UNIFESP, National Institute for Space Research - INPE and São Paulo State University - UNESP. The partnership provides for a non-refundable financing of R$ 50 million, divided equally between us and FAPESP. The first and second collaborative call for proposals to select projects to finance led to the filing of seven national patent applications before the INPI (the Brazilian Institute of Industrial Property), two international patent applications under the Patent Cooperation Treaty (“PCT”) before the WIPO (World Intellectual Property Organization) and two software registration requests. In March 2020, we launched the third call for proposal, to which we will finance projects up to a total of R$18 million. The submitted projects were analyzed for scientific merit by FAPESP’s ad hoc reviewers and 12 selected will be start in 2022.

Another innovation project that we have recently implemented is the Pinheiros River Oxygenation System. This project is part of the work fronts developed within the scope of the Novo Rio Pinheiros Program, coordinated by the government of the State of São Paulo. The project consists of the implementation of an innovative oxygenation technology called SDOx. This technology, unlike conventional aeration technologies, has the potential to transfer 90% of the used oxygen to the liquid medium, through a process of oxygen dissolution at the molecular level. To implement this project, we invested R$28.4 million through an integrated contract, which includes the preparation of studies and projects, implementation of works, operation and monitoring of the Pinheiros River over the five years of the contract. The purpose is also to carry out technical and scientific studies to evaluate the technology and its effects on the purification and improvement of the water quality of the Pinheiros River. The construction work of the Oxygenation Plant was completed. The assisted pre-operation of the system started in November 21 and adjustments to the system are in progress. This test aims to verify the technical-economic feasibility of this technology, with a view to replicating it in other water bodies in order to improve their quality.

Open Innovation

We are investing in the development and implementation of actions as part of Open Innovation, integrating ideas, thoughts, processes and research from players from various internal and external segments of our company, capable of presenting innovative solutions with technologies from the most diverse productive sectors of the market aiming to improve our processes, products and services. Startups, specifically, are stimulated by challenges and are made viable by proposing and validating solutions for the most varied problems, with the objective of achieving scale and acceleration, with a positive impact for their new products and businesses. We also run the project, Pitch Sabesp, which is a partnership among sanitation companies, participating in collaborative networks and coworking, among others.

Pitch Sabesp was a public competition launched in 2018, in which 27 challenges were posed in five different areas of the sanitation sector, with a focus on innovative solutions that could add competitive advantages to our products and services. Several selected solutions were tested in a controlled environment and on a pilot scale. Some of them were technically discarded during the testing phase, but others proved to be apt for future implementation on an operational scale. One of them that is in the project phase is the application of a technology of filter gardens arranged in sequential compartments and planted with specific plant species, as an ecological way of treating effluents. Another one whose testing has begun uses patented equipment for generating nanobubbles in the liquid medium in aerobic sewage treatment units, to increase the rate of oxygen and, therefore, the efficiency of the process. Tests were also started with a technology to unclog the membranes of air diffusers in WWTPs aeration tanks.

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

In order to add greater efficiency to the Open Innovation process, and with the experience acquired from the Pitch Sabesp project, we have been developing a study for methodological systematization to execute public calls for the acquisition of innovative technological solutions in the context of a public company, contracting the Fundação Instituto de Administração – FIA to develop the work, which is in the final phase of consolidation. This work also provided elements for another action in the same direction: the development of a digital platform for access by the foreign market, aiming at proposing challenges for the capture of ideas and innovative technological solutions. These two actions are complementary to the Technical Cooperation with the IDB mentioned above.

Additionally, we have a second agreement with FAPESP to focus on supporting the execution of scientific and/or technological research in micro, small and medium enterprises in the State of São Paulo, through the Small Enterprises Innovation Program aimed at accelerating start-ups focused on the development of innovative projects that solve challenges faced by us. In 2021, the prioritization of three themes for the first public call was approved internally.

We publish the DAE Magazine, a quarterly engineering journal published by a specialized team of opinion makers that in 2021 totaled more than 230 issues since its first edition. This journal was indicated in the Qualis/CAPES system from the “B2” to “B1” category in July, 2019 for the 2021-2024 period. Through the publication of technical and scientific articles on basic and environmental sanitation, we aim to encourage and disseminate improvements in processes, innovations and technological advances.

In 2019, our circular economy project in the Municipality of Franca sewage treatment plant was recognized, with first place in the “Ideas en Acción 2019” award for innovative companies in water and sanitation organized by the Inter-American Development Bank (IDB) and the International Water Association (IWA) in Guayaquil, Ecuador.

In 2020, we won the “Ideas en acción” award in the “Business Management for Innovation” category promoted by IDB for our innovative ideas and entrepreneurship. In the 2021 edition of this award, we were invited to participate in the project evaluation process and will welcome future finalists to present our open innovation process, our management of technological innovation and our projects under development. The award is scheduled for early 2022.

D.	Trend Information

We expect to continue to operate in a competitive and regulated environment which will pose continued risks to our existing businesses, placing the profitability of our assets under pressure. The following list sets out, what we believe to be, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	Our business, operations, and financial condition may continue to be affected by the COVID-19 pandemic and its consequences, as follows:
o

For example, as a result of the COVID-19 pandemic many companies have adopted remote working arrangements leading to increased water consumption at households and reduced consumption at company facilities. This change in consumption patterns has impacted the tariff mix. In 2020 and 2021, we experienced a direct impact on our revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories. With COVID-19 vaccines becoming more broadly available, many customers are returning to on-site work, and the commercial, industrial and public customers are operating according to local guidelines. However, we cannot guarantee that future developments regarding the spread of COVID-19 or the emergence of new variants will not result in a return to remote working arrangements and the closure of non-essential commercial, industrial and public establishments. In addition, several companies announced that they would continue to employ partial remote working arrangements which could result in a new consumption pattern. Accordingly, we currently cannot estimate the potential impact on our financial position, results of operations and cash flows. All these uncertainties could have a material adverse effect on our results of operations and financial condition. For more information see “—A. Operating and Financial Review and Prospects Overview—Factors Affecting Our Results of Operations—General Factors Affecting our Business” and “Item 3.D. Risk Factors—Risks Relating to our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”

o

In addition, as an economic result of the COVID-19 pandemic, we continued to experience increased delinquencies in 2021. In February 2021, in accordance with our credit policy and procedures, our Board of Executive Officers approved certain measures aiming to minimize our commercial customers’ defaults, facilitating them to maintain their businesses during the COVID-19 pandemic and to be able to pay-off their debts in the future. These measures for commercial customers were in effect until August 2021. For a more detailed description of the COVID-19-related measures adopted by us to mitigate the economic effects of the pandemic, see “—B. Business Overview – COVID-19-related measures.”

•	On September 29, 2021, the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, in view of the New Sanitation Regulatory Framework (Federal Law No. 14,026/2020), as well as State Law No. 17,383/2021, which established the Regional Unit for Drinking Water Supply and Sewage Services for the State of São Paulo, decided to recommend the hiring by the Secretary of Treasury and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo), of International Finance Corporation – IFC, to provide consulting services to the State, consisting of the identification and analysis of possible alternatives for the restructuring of our capital stock. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. Also, elections for president and state governors will be held in 2022. Historically, in election years have led to a period of political instability which lead to further uncertainty about any future plans for our corporate reorganization. We cannot assure that CDPED will give us guidance on our potential corporate reorganization, the terms of such guidance, or that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operation. For more information, see “Item 3.D. Risk Factors— Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

•	There are various uncertainties surrounding the New Legal Framework for Basic Sanitation, including the new requirement to participate in public bids in case the entity is not part of the administration of the holder, the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services. Further, we expect to be impacted by the requirements regarding water and sewage service levels included in our agreements with Municipalities, especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which establish that, by 2033, 90% and 99% of the population served must have access to sewage collection and treatment and access to drinking water, respectively, further requiring that contracts that do not have such targets had until March 31, 2022 to make this inclusion. Although ARSESP has now recognized our economic and financial capacity for the 370 Municipalities that are part of URAE1-Southeast and we were able to execute 240 amendments to the contracts with the Municipalities under our operations, the adequacy of our contracts will depend on the analysis by the federal regulator (ANA), according to Federal Decree No. 11,030/2022. Accordingly, as of the date of this annual report, we cannot measure the effects of Federal Decree No. 10,710/2021 and Federal Decree No. 11,030/2022 and we are currently not in a position to assess whether its implementation will have an adverse effect on our business, financial condition, or results of operations. See “Item 3.D. Risk Factors—Regulatory Risks—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions” and “—Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

•	Our business is not only adversely affected by droughts but also by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Risks Relating to Our Business— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.” The 2020-2021 rainy season, which ended in September 2021, recorded below-average rainfall compared to the expected long-term average. The investments made by us in water, including interconnections and a construction of a new Water System since the 2014 – 2015 water crisis proved to be effective in providing operational resilience and the ability to satisfactorily overcome the below average rainfall we face throughout 2020 - 2021 rainy season. Although we are taking actions to mitigate the risks involving climate change and extreme weather conditions, we cannot predict all of the effects of extreme weather events, therefore making it difficult to estimate the resources needed to implement any actions to mitigate these effects. We may be required to make substantial investments or incur substantial costs for their remediation, which may have a material adverse impact on our business, financial conditions or results of operations.

•	There are uncertainties arising from the implementation of our New Tariff Structure. The New Tariff Structure was expected to be adopted as of 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the application of the New Tariff Structure to an undetermined date. The transitional period during which we will implement this New Tariff Structure may lead to uncertainties in the market as well as unpredictability about the revenues we expect to earn as of the moment it will be implemented. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Our current Tariff Structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. The approved update to the structure and its implementation may lead to uncertainties in the market as well as unpredictability about our future revenues.”

•	Global macroeconomic factors, such as the developments in respect of the ongoing war between Russia and Ukraine and fluctuations in inflation, interest rates and exchange rates, as well as any resulting effects on the global economy and capital markets may have a material effect on our revenues, income from continuing operations, profitability, liquidity, capital resources and the price of our securities. For more information, see “Item 3.D. Risk Factors—Risks relating to Brazil.”

In addition to the information set out above, see “Cautionary Statements About Forward-Looking Statements” for further information related to our forward-looking statements, and “Item 3.D. Risk Factors” for a description of certain factors that could affect our industry and our own performance in the future.

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2021.

F.	Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2021 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
					(in millions of reais)
Loans and financing	1,830.6	3,558.6	3,965.7	8,368.9	17,723.8
Estimated interest payments(1)	937.3	2,129.9	1,732.6	4,116.0	8,915.8
Accounts payable to suppliers and contractors	236.8	-	-	-	236.8
Services payable	469.0	-	-	-	469.0
Program contract commitments	77.5	37.6	2.3	13.0	130.4
Purchase obligations(2)	3,405.8	2,486.8	1,612.9	1,121.8	8,627.3
Total	6,957.0	8,212.9	7,313.5	13,619.7	36,103.1

(1)	Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2021. However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross-default clauses.

(2)	The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the interest rates on our indebtedness outstanding as of December 31, 2021, see Note 17 to our financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

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

Board of Directors

Our bylaws provide for a minimum of seven and a maximum of eleven directors. The members of our Board of Directors are elected at a general shareholders’ meeting to serve a two-year term. Such terms may be renewed three consecutive times. Pursuant to our bylaws and Federal Laws No. 13,303/2016 and No. 6.404/1976, our employees have the option to elect one member of our Board of Directors. Accordingly, we supported the unions in the first election of the member of our Board of Directors representing the employees, which was concluded on August 18, 2021. Provided the conformity with the candidacy requirements and the electoral process as verified by our Eligibility and Advisory Committee, the representative was announced to our shareholders, who will meet and elect the directors with a two-year term, at the General Shareholders’ Meeting, which will take place on April 28, 2022. In addition, pursuant to Law No. 6,404/1976 of December 15, 1976, as amended, or the “Brazilian Corporate Law,” at least one member of the Board of Directors of mixed capital companies, such as us, must be appointed by the minority shareholders. Finally, according to the Novo Mercado rules and Federal Law No. 13,303/16, at least two, or 25.0% (whichever is greater), of the Board of Directors must be comprised of independent members.

All the current members of our Board of Directors were elected at the annual shareholders’ meeting held on April 28, 2020 and joined our Board of Directors on May 14,2020, except for Luis Eduardo Alves de Assis who was elected and joined our Board of Directors on January 21, 2021, and Leonardo Augusto de Andrade Barbosa, who was elected on November 24, 2021 and joined our Board of Directors on December 1, 2021. The tenure of all the directors will end after our annual shareholders’ meeting to be held in April 2022 when the current members are expected to be reelected. Currently, we have six members considered independent under the Novo Mercado rules and Federal Law No. 13,303/16.

Our Board of Directors ordinarily meets once a month or, when necessary for the interests of our company, when called by a majority of the directors or the chairman. Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election, date of entry and brief biographical descriptions of the current members of our Board of Directors:

Director	Age	Position	Date Elected	Date of Entry
Mario Engler Pinto Junior	65	Chairman	April 28, 2020	May 14, 2020
Benedito Pinto Ferreira Braga Junior	74	Member	April 28, 2020	May 14, 2020
Claudia Polto da Cunha	54	Member	April 28, 2020	May 14, 2020
Eduardo de Freitas Teixeira	67	Independent Member(1)	April 28, 2020	May 14, 2020
Francisco Luiz Sibut Gomide	76	Independent Member(1)	April 28, 2020	May 14, 2020
Francisco Vidal Luna	75	Independent Member(1)	April 28, 2020	May 14, 2020
Leonardo Augusto de Andrade Barbosa	45	Member	November 24, 2021	December 1, 2021
Luís Eduardo Alves de Assis	65	Independent Member(1)	January 21, 2021	January 21, 2021
Walter Luis Bernardes Albertoni	53	Independent Member(1)(2)	April 28, 2020	May 14, 2020
Wilson Newton de Mello Neto	50	Independent Member(1)(3)	April 28, 2020	May 14, 2020

(1)	These members comply with the independence requirements established by Federal Law No. 13,303/16 and the Novo Mercado rules.

(2)	Member appointed by the minority shareholders.
(3)	Independent member since November 29, 2021.

Mario Engler Pinto Junior. Mr. Engler has been the Chairman of our Board of Directors since May 2018. Before that, he served as member of our Board of Directors from 2006 to 2011 and as member of our Audit Committee from 2006 to 2009. He holds a PhD degree in Commercial Law from Getúlio Vargas Foundation Law School (Fundação Getúlio Vargas – FGV) and is now a professor at the same institution. At FGV Law School, Mr. Engler is the coordinator for the professional master’s program and conducts legal research regarding contractual and corporate arrangements in the public and private sectors. He has been a lawyer since 1979 and served for 30 years as public attorney for the State of São Paulo from 1984 to 2014. In the last years, he has been an arbitrator and executive officer and director for private companies and state-owned enterprises.

Benedito Pinto Ferreira Braga Junior. Mr. Braga has been our Chief Executive Officer and a member of our Board of Directors since January 2019. He has a degree in Civil Engineering from the School of Engineering of São Carlos of the University of São Paulo (Escola de Engenharia de São Carlos da Universidade de São Paulo – USP), a master’s degree in Hydrology from Stanford University, a master’s degree in Hydraulics from USP, and a PhD in Water Resources from Stanford University. He was Secretary of Sanitation and Water Resources of the State of São Paulo from January 2015 to May 2018 and was the Chairman of our Board of Directors from January 2015 to April 2018. Mr. Braga was a professor at the Polytechnic School of University of São Paulo from 1980 to 2019. He was Co-Chairman of the International Organizing Committee of the World Water Forum in Brasilia (2018), in Korea (2015) and Chairman of the Committee in France (2012). He is Honorary President of the World Water Council – WWC, of which he was the President from 2012 to 2018. Mr. Braga was also the President of the Intergovernmental Council of UNESCO’s International Hydrological Program from 2008 to 2009, President of the International Water Resources Association – IWRA, from 1998 to 2000, as well as Director of the National Water Agency from 2001 to 2009.

Claudia Polto da Cunha. Mrs. Cunha has been a member of our Board of Directors since May 2020, having previously served in the same position from 2014 to 2016. She holds a master's degree in Administrative Law from the University of São Paulo – USP, and an undergraduate law degree from the same institution. She has been a state attorney since 1991, and currently serves as Deputy State Attorney General. She is also Chairwoman of the Board of Directors of Companhia Paulista de Securitização and member of the Board of Directors of Empresa Metropolitana de Transportes Urbanos - EMTU, where she served in the same position between 2012 and 2014. She was special advisor to the Secretary of Finance and Planning in 2019, Executive Secretary of the State Capital Defense Council — CODEC, from 2006 to 2016, and Advisor to the Attorney-General of São Paulo from 1995 to 2006. Mrs. Cunha was also a member of the Board of Directors of Companhia do Metropolitano de São Paulo – METRO from 2007 to 2012, and Executive Officer at Companhia Paulista de Parcerias — CPP, from 2006 to 2016.

Eduardo de Freitas Teixeira. Mr. Teixeira has been an independent member of our Board of Directors since May 2020 and a member of our Audit Committee since May 2020. He holds a master’s degree in Economics from the Federal University of Rio de Janeiro and an undergraduate degree in Economics from the same institution. He is currently also a member of the Board of Directors of Empresa Metropolitana de Águas e Energia (EMAE). Mr. Teixeira began his career at the Central of Bank in 1977, remaining in that institution until 1998. In 1991 he founded the consulting firm Creta Planejamento, in which he continues to work. Also in the private sector, he was Chief Financial Officer and member of the Board of Directors of HRT Participações (currently PetroRio) from 2009 to 2012 and member of the Board of Directors of Viracopos Airport from 2015 to 2018. In the public sector, Mr. Teixeira served as Deputy Secretary for Economic Affairs of the Ministry of Finance from 1985 to 1988, member of the Fiscal Council of Banco do Brasil from 1987 to 1989 and the Brazilian Federal Savings Bank (Caixa Econômica Federal) from 1986 to 1988, Executive Secretary of the Ministry of Economy in 1990, Chairman of the Board of Directors and CEO of Petrobrás from 1990 to 1991, member of the Board of Directors of Itaipú Binacional from 1990 to 1991, Chairman of the Board of Directors of Banco do Brasil in 1990 and Minister of State for Infrastructure and member of the National Monetary Council in 1991.

Francisco Luiz Sibut Gomide. Mr. Gomide has been an independent member of our Board of Directors since May 2017. He was a member of our Audit Committee from May 2017 to August 2017. He holds a bachelor’s degrees in Civil Engineering and in Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná) and a PhD in Hydrology and Water Resources from the Colorado State University. He was the Minister of Mines and Energy in 2002, the CEO of ESCELSA – Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, the CEO of the Energy Company of Mato Grosso do Sul between 1997 and 2001, the General Brazilian Diretor of Itaipu Binacional between 1993 and 1995, the CEO of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and the Chief Financial Officer of the same company from 1983 to 1985. Mr. Gomide was also a professor at the Federal University of Paraná (Universidade Federal do Paraná) from 1970 to 1995. Between 1969 and 1982, he was a hydraulic engineer and hydrologist at the Energy Company of Paraná.

Francisco Vidal Luna. Mr. Luna has been an independent member of our Board of Directors since May 2013. Mr. Luna was also a member of our Audit Committee from April 2013 to September 2016 and was reappointed in May 2020. He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor at the same university. He was member of the Board of Directors of BNDES. In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. In the private sector, he was the Executive Chairman of Banco Inter American Express S.A, member of the Board of Directors and member of the Audit Committee of Gafisa, and member of the Audit Committee of the Petrobrás Conglomerate. He is currently a member of the Audit Committee of Desenvolve SP, a member of the Board of Trustees of the Fundação Faculdade de Medicina - FFM and a member of the Board of Trustees of FIPE - Fundação Instituto de Pesquisas Econômicas.

Leonardo Augusto de Andrade Barbosa. Mr. Barbosa has been a member of our Board of Directors since December 2021. He holds a bachelor’s degree in Law from the Federal University of Minas Gerais (Universidade Federal de Minas Gerais), a master’s and a PhD degree from the University of Brasília (Universidade de Brasília), and a post doctorate at the University of Michigan Law School. He is currently the Chief Executive Officer of the Brazilian Legislative Institute (the Federal Senate’s School of Government) and Interlegis Program. He is also a professor at the Professional Master in Legislative Studies of the House of Representatives’ School. As a federal public servant, Mr. Barbosa has performed several functions in the House of Representatives, among which Clerk of the House between May 2018 and February 2021, Deputy Clerk for Technical and Legal Advice, Head of the Legal Counsel for the Office of the Clerk, Chief Advisor for Official Conduct (2009-2010), and Chief of Staff of the Minority Leadership (2005-2006).

Luís Eduardo Alves de Assis. Mr. Assis has been an independent member of our Board of Directors since January 2021. He holds a degree in Economics from the University of São Paulo, a master’s degree from the State University of Campinas - UNICAMP and an MBA from Scuola Superiore Enrico Mattei, Milan, Italy. He is currently president of Fator Seguradora and a contributor to the newspaper O Estado de São Paulo. Mr. Assis was an independent member of our Board of Directors from May 2014 to May 2020 and a member of our Audit Committee from May 2016 to May 2020. He was the director of Monetary Policy at the Central Bank of Brazil, professor at the Department of Economics at PUC-SP and FGV-SP. He has developed an extensive career in the financial market, serving as Chief Economist and Investment Director at Citibank, President of HSBC Investment Bank Brasil, Chief Operating Officer of HSBC Bank Brasil, Senior Executive of Strategic Planning at the HSBC Group in London and Regional Director of Latin America at HSBC.

Walter Luis Bernardes Albertoni. Mr. Albertoni has been an independent member of our Board of Directors since May 2020. He holds an undergraduate law degree from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP), with a graduate diploma in corporate and tax law from INSPER and civil procedural law from PUC-SP. Mr. Albertoni has more than 28 years of experience as a legal practitioner, with an emphasis on corporate, civil, civil procedural, tax and commercial law, as well as contracts analysis and drafting. He also has 15 years of experience as an outsourced legal officer at Association of Capital Market Investors - AMEC, acting in the institutional defense of the rights and interests of shareholders not participating in control blocks from 2006 to 2021, and acts as a board member of Banco Bradesco S.A. since March 2020, member of the Board of Directors of Companhia Energética de Brasília - CEB S.A since April 2019, Fiscal Council member of Banco Bradesco S.A. from 2017 to 2020, Fiscal Council member of Indústrias Romi S.A. from 2017 to 2020, and 2021 to present date, member of the Audit Committee of Dataprev S.A. from 2018 to 2021, alternate member of the Board of Directors of Mahle Metal Leve S.A. since April 2017, Fiscal Council member of Petrobrás elected by the preferred shareholders from 2013 to 2018, member of the Board of Directors of Paranapanema S.A. from 2016 to August 2017, alternate Fiscal Council member of Ser Educacional S.A. since April 2015, alternate Fiscal Council Member of SANEPAR S.A. since April 2017, Fiscal Council member of BRADESPAR S.A. in 2016, alternate Fiscal Council Member of MILLS S.A. in 2016, member of the Advisory Committee of the State-Owned Companies of B3 S.A. – Brasil, Bolsa, Balcão (as part of the Destaque de Estatais Program), alternate member of National Financial System Resource Council - CRSFN from 2011 to 2015, consultant to the Merger and Acquisitions Committee from 2013 to 2017 and a member of Committee for Disclosure of Information to the Market - CODIM from 2007 to 2009.

Wilson Newton de Mello Neto. Mr. de Mello Neto has been a member of our Board of Directors since October 2019 and is an independent member of our Board of Directors since November 2021. He is also a member of our Audit Committee since December 2021. He holds a bachelor’s degree in Law from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC/SP). He was the CEO of Investe São Paulo from April 2019 to May 2021. He was Vice-President of Corporate Affairs and General Secretary at Danone from May 2015 to March 2019; Director of Corporate Affairs at JBS S.A. from September 2014 to May 2015; Vice-President of Corporate Affairs at BRF S.A. from June 2010 to August 2013; Legal and New Business Director at Tishman Speyer Ltda. from March 2009 to May 2010; Vice-President of Corporate Affairs at Walmart Brasil Ltda. from March 2004 to April 2007; and partner at Machado, Meyer, Sendacz e Opice Advogados from June 1992 to February 2004 and from May 2007 to February 2009. Mr. de Mello Neto was also Vice-President of the Brazilian Supermarket Association (Associação Brasileira de Supermercados - ABRAS) from May 2004 to April 2007; member of the Executive Board of the Brazilian Association of Advertisers (Associação Brasileira de Anunciantes - ABA) from May 2015 to March 2019; and Chairman of the Board of Directors of the Brazilian Food Industry Association (Associação Brasileira da Indústria de Alimentos - ABIA) from March 2018 to March 2019.

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

The following are the names, ages, positions, dates of election, date of entry and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected	Date of Entry
Benedito Pinto Ferreira Braga Junior	74	Chief Executive Officer	June 24, 2021	June 25, 2021
Adriano Candido Stringhini	46	Corporate Management Officer	June24, 2021	June 25, 2021
Alceu Segamarchi Junior	64	Technology, Enterprises and Environment Officer	June 24, 2021	June 25, 2021
Monica Ferreira do Amaral Porto	65	Regional Systems Officer	June 24, 2021	June 25, 2021
Osvaldo Garcia	58	Chief Financial Officer and Investor Relations Officer	June 24, 2021	July 1, 2021
Ricardo Daruiz Borsari	66	Metropolitan Region Officer	June 24, 2021	June 25, 2021

Benedito Pinto Ferreira Braga Junior. See Benedito’s curriculum vitae above, “—Board of Directors.”

Adriano Candido Stringhini. Mr. Stringhini has been our Corporate Management Officer since January 2019. He is also the current Governor (Board of Governors) of the World Water Council for the 2019-2022 and he was elected as Vice-Chairman of the Board of Aberje – Associação Brasileira de Comunicação Empresarial in 2020. He has a master’s degree in Law from the Law School of University of São Paulo (Faculdade de Direito da Universidade de São Paulo – USP). and an Executive Certificate from Harvard Kennedy School in Public Policy (2020/2021). He also holds certificates from London Business School in Sustainable Leadership and Corporate Responsibility; from Cambridge University in Business Sustainability Management; from NYU/Stern in Sustainable Finance and ESG Investing; from IMD Business School in Digital Disruption, and from IBGC - Board Member Certificate. He was our Head of Communication from April 2009 to January 2019 and Head of Legal Affairs from 2007 to 2009. He was the Head Lawyer of Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos - Finep-SP) of the Ministry of Science and Technology (Ministério da Ciência e Tecnologia) from 2002 to 2007. He was advisor to the Chief Executive Officer of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) between 1999 and 2001. He was a professor in undergraduate and graduate courses of several institutions, among them: Fundação Getúlio Vargas - FGV, Mackenzie University and School of Law of the Lawyers of São Paulo Institute (Escola Paulista de Advocacia do Instituto dos Advogados de São Paulo – IASP).

Alceu Segamarchi Junior. Mr. Segamarchi has been our Technology, Enterprises and Environment Officer since February 2020. He holds a degree in Civil Engineering from the Pontifical Catholic University of Campinas (Pontifícia Universidade Católica de Campinas – PUC Campinas), a university extension in Public Administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV), and a diploma from the Privatization and Infrastructure Program from Harvard University. He was Superintendent at the Department of Water and Electricity of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo - DAEE), from February 2019 to February 2020 and from March 2011 to January 2015. Mr. Segamarchi was also Nacional Secretary of Environmental Sanitation of the Ministry of Cities (Saneamento Ambiental do Ministério das Cidades) from May 2016 to April 2017 and worked in the municipality of Sorocaba from April 2017 to December 2018 as Secretary of Sanitation. He also held several leadership positions at Companhia Paulista de Trens Metropolitanos - CPTM from 1996 to 2009 and worked at Ferrovia Paulista S.A. - Fepasa until 1996, where he began his career in 1980.

Monica Ferreira do Amaral Porto. Mrs. Porto has been our Regional Systems Officer since September 2020. She holds a bachelor’s degree in civil engineering from the University of São Paulo - USP, a master’s degree and a doctorate in hydraulic engineering, and Habilitation in Environmental Engineering from the same institution. She has worked as a professor at the Hydraulic and Environmental Engineering Department of USP since 1984 and has worked as a Full Professor of this department since 2005, and as Senior Professor since August 2019. She was also advisor to our Presidency from September 2019 to September 2020 and a member of our Board of Directors from March to September 2019. Ms. Porto was assistant secretary of the Secretariat of Sanitation and Water Resources - SSRH from January 2015 to March 2018. She is currently a member of the Management Council of the Secretariat of Infrastructure and Environment of the State of São Paulo since January 2019 and member of the Management Council of the Secretariat of Infrastructure and Urbanism of the municipality of São Paulo since January 2017. Mrs. Porto was also president of the Integration Committee of the Paraíba do Sul River basin between 2016 and 2018, representing SSRH. She served as chairwoman of the Board of Trustees of the Hydraulic Technology Center Foundation between 2018 and 2019, and between 2008 and 2014 she acted as Chief Executive Officer of the abovementioned Foundation. She was also an alternate member of the Board of Governors at the World Water Council Board, as a delegate of USP from 2013 to 2018. Between 1998 and 2014, she was a member of several international entities in the area of water resources such as: Advisory Committee for the World Water Quality Assessment, United Nations Environment Program, Stockholm Water Prize Committee, among others. She was also chairwoman of the Brazilian Water Resources Association from 1996 to 1997.

Osvaldo Garcia. Mr. Garcia has been our Chief Financial Officer and Investor Relations Officer since July 2021. He holds a bachelor’s degree in Civil Engineering from Faculdade de Engenharia of Universidade Federal de Juiz de Fora. He has been Chairman of the Board of Directors of Metrô São Paulo since 2019. He was Chief Executive Officer of Caixa Participações S/A from September 2016 to January 2019, Advisor to the CEO in Caixa Econômica Federal for strategic affairs from June 2016 to September 2016, National Secretary for Water Infrastructure at Ministry of National Integration from January 2015 to May 2016, National Secretary for Environmental Sanitation of the Ministry of Cities from June 2012 to January 2015, Vice President of Housing at the São Paulo Association of Public Works Entrepreneurs – APEOP from December 2007 to May 2012. Technical Director, Construction Coordinator and Production Engineer at Múltipla Engenharia Ltda from January 1988 to May 2012. He participated in several study groups, commissions and representations, including: Member of the Board of Directors of Banco Pan (2018 to 2019), Caixa Imóveis (2017-2019), Caixa Participações S/A (2016 to 2019), Titular Board Member of the Hydrographic Basins Committee of the Piracicaba, Capivari and Jundiaí Rivers (2015-2016), President of the Management Committee of Interáguas Program (2014-2016), Representative of SNSA/MCidades in the World Water Council (2012-2014) and Titular Board Member of National Water Resources Council (2015-2016) and of the Cities Council (2012-2014).

Ricardo Daruiz Borsari. Mr. Borsari has been our Metropolitan Region Officer since September, 2020. He has a degree in Civil Engineering and a master’s degree in Civil Engineering from the Polytechnic School of University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP). He was our Regional Systems Officer from January 2019 to August 2020. He was also Secretary of Sanitation and Water Resources of the State of São Paulo from May to December 2018. He worked in several positions at the DAEE, among them: Engineer since 1978, Executive Officer from January 2015 to May 2018 and from June 2001 to February 2007, Executive Officer of Engineering and Construction Works from August 2010 to October 2011, Executive Officer of the Technology Center of Hydraulic and Water Resources from July 2008 to October 2011. He was Executive Secretary of the Alto Tietê River Basin Committee from 2001 to 2005 and from 2017 to 2018 and Chief Executive Officer and member of the Board of Directors of Metropolitan Water and Energy Company (Empresa Metropolitana de Águas e Energia – EMAE) from 2011 to 2015. He was a member of the Board of Directors of Companhia Energética de São Paulo - CESP between April 2015 and May 2018. Mr. Borsari was a professor at several institutions, including: School of Engineering of Mackenzie University from 1979 to 1980, School of Engineering of Fundação Armando Álvares Penteado – FAAP from 1982 to 1986, Polytechnic School of USP from 1989 to 2004, and Pontifical University Catholic of São Paulo – PUCSP, from 1997 to 2001.

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

In 2021, 2020 and 2019, the aggregate compensation, including benefits in kind granted that we paid to members of our Board of Directors, board of executive officers and fiscal committee for services in all capacities was R$7.8 million, R$ 7.9 million and R$6.7 million, respectively.

The table below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	2021	2020	2019

Total compensation per administrative body
Board of Directors	1,771	1,726	1,417
Board of Executive Officers	5,776	5,797	5,000
Fiscal Committee	296	342	275
Total amount of compensation	7,843	7,865	6,692
Number of members (in individuals)
Board of Directors	10	10	9
Board of Executive Officers	6	6	6
Fiscal Committee	4	5	4
Fixed annual compensation
Salary
Board of Directors	1,362	1,328	1,084
Board of Executive Officers	2,940	2,959	2,487
Fiscal Committee	228	263	212
Direct and indirect benefits
Board of Directors	409	398	334
Board of Executive Officers	1,396	1,399	1,165
Fiscal Committee	68	79	62
Variable compensation
Bonus
Board of Directors	-	-	-
Board of Executive Officers	1,440	1,439	1,348
Fiscal Committee	-	-	-
Maximum amount of compensation
Board of Directors	234	234	205
Board of Executive Officers	991	989	867
Fiscal Committee	68	68	67
Minimum amount of compensation
Board of Directors	133	140	121
Board of Executive Officers	935	971	802
Fiscal Committee	68	68	67
Average amount of compensation
Board of Directors	177	171	153
Board of Executive Officers	963	953	810
Fiscal Committee	68	68	69

At our general shareholders’ meeting held on April 29, 2021, and at our extraordinary general shareholders’ meeting held on November 24, 2021 our shareholders approved the amount of R$8.0 million in aggregate compensation payable to the members of our Board of Directors, members of our fiscal committee, members of our audit committee and our executive officers in 2021. The remuneration for 2022 will be decided by the General Shareholders’ Meeting to be held on April 28, 2022.

Profit Sharing and Pension Plans

We have established a pension and benefit fund to provide our employees with retirement and pension benefits. The plans of employees who joined up to December 1, 2019, are managed by Fundação SABESP de Seguridade Social – SABESPREV, and new employees joining from January 1, 2020, are managed by Fundação CESP, both closed supplementary pension entities in self-management mode. This pension plan provides benefit payments to former employees and their families. Both we and our employees make contributions. Our total contributions to the pension plan totaled R$35.4 million, R$ 36.0 million and R$37.0 million in 2021, 2020 and 2019, respectively. In addition to the pension plan under SABESPREV and Fundação CESP, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESP, which we called a plan G0. Based on independent actuarial reports, as of December 31, 2021, our obligation under these both plans (G0 and G1) totaled R$2,321.7 million. For further information on our pension plans see Note 22 to our financial statements included in this annual report.

Beginning in 2020, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$88.4 million, R$91.0 million and R$93.5 million in 2021, 2020 and 2019, respectively. We do not have a stock-option plan for our employees.

C.	Board Practices

The members of our Board of Directors are elected at an annual shareholders’ meeting to serve a two-year term. Such term may be renewed three consecutive times. Our next annual shareholders’ meeting will be held on April 28, 2022. Our Board of Directors ordinarily meets once a month or when called by a majority of the directors or the chairman. See “Item 6.A. Directors and Senior Management—Board of Directors.”

Our board of executive officers is composed of six executive officers appointed by our Board of Directors for a two-year term. Such term may be renewed three consecutive times. Although our bylaws provide that the meetings of our board of executive officers shall be held at least twice a month, meetings are held on a weekly basis or, whenever called by the chief executive officer or by two officers without specific designation jointly. See “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment. Currently, none of our directors and officers are also employees. However, if that happens, they will remain as employees after their tenure as directors and/or officers, in this case, maintaining all benefits granted to our employees.

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month. Our fiscal committee currently consists of five sitting members and five alternates. All of the current members of our fiscal committee were elected at the shareholders’ meeting held on April 29, 2021, except Tarcila Reis Jordão and Jaime Alves de Freitas, who were elected on November 24, 2021 and joined our fiscal committee in December 1, 2021. The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our Board of Directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election, date of entry and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected	Date of Entry
Fabio Bernacchi Maia	51	Member	April 29, 2021	May 11, 2021
Ernesto Mascellani Neto	42	Member	April 29, 2021	May 11, 2021
Edson Tomas De Lima Filho	69	Member	April 29, 2021	May 11, 2021
Tarcila Reis Jordão	40	Member	November 24, 2021	December 1, 2021
Maria Elvira Lopes Gimenez (1)	51	Member	April 29, 2021	May 11, 2021
Humberto Macedo Puccinelli	64	Alternate	April 29, 2021	May 11, 2021
Cassiano Quevedo Rosas de Ávila	44	Alternate	April 29, 2021	May 11, 2021
Nanci Cortazzo Mendes Galuzio	59	Alternate	April 29, 2021	May 11, 2021
Jaime Alves de Freitas	68	Alternate	November 24, 2021	December 1, 2021
Massao Fábio Oya(1)	40	Alternate	April 29, 2021	May 11, 2021

(1)       Member indicated by the minority shareholders.

Fabio Bernacchi Maia. Mr. Maia has been a member of our fiscal committee since May 2020. He holds an MBA in Business Management from the Administration Institute Foundation of the University of São Paulo, an MBA in Public Management from Fundação Getúlio Vargas, and an undergraduate degree in Business Administration from São Judas Tadeu University. He began his career at Empresa Metropolitana de Transportes Urbanos de São Paulo - EMTU in 1994, where he held several positions until early 2016, such as Financial Controllership Manager and Administrative and Finance Director. Since 2016, he has served in the State Capital Defense Council (CODEC), where he was Executive Secretary from July 2017 to January 2019 and in the first three months of 2020. Currently, he is Deputy Executive Secretary of the State Capital Defense Council (CODEC). Mr. Maia has been a sitting member of the Fiscal Council of Empresa Metropolitana de Águas e Energia since 2017, and alternate member of the Fiscal Council of Companhia do Metropolitano de São Paulo - METRÔ since 2019. He was also a sitting member of the Fiscal Council of Companhia de Seguros do Estado de São Paulo from 2017 to 2018.

Ernesto Mascellani Neto. Mr. Mascellani Neto has been a member of our fiscal committee since September 2020. He holds a bachelor’s degree in International Relations from Fundação Armando Alvares Penteado - FAAP and a graduate degree in Public Managerial Skills from the São Paulo State University - UNESP. He is currently the Chief Executive Officer of the State Traffic Department of the São Paulo State - DETRAN-SP. Mr. Mascellani Neto was Special Project Supervisor at the São Paulo State Data Processing Company - Prodesp from 2019 to 2020, Housing Service Officer at the Urban Development and Housing Company - CDHU of São Paulo from 2015 to 2019, Coordinator of Technical, Technological and Vocational Education Department of Economic Development, Science, Technology and Innovation of the São Paulo State from 2013 to 2015, among other positions.

Edson Tomas de Lima Filho. Mr. Lima Filho has been a member of our fiscal committee since May 2020. He holds a bachelor’s degree in Economics from Mogi das Cruzes University (Universidade de Mogi das Cruzes) and a master’s degree in Public Administration from Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV). Currently, he is the President of the Municipal Authority for Urban Cleaning of the municipality of São Paulo (AMLURB) and an alternate Fiscal Councilor for CETESB. He was Chief Executive Officer of the Insurance Company of the State of São Paulo (COSESP) from 1999 to 2004 and Chairman of the Board of Directors from 1999 to 2004 and in 2018 for the same company. He held several positions in public sector entities: Chairman of the Board of Directors of São Paulo’s Road Development Company (Desenvolvimento Rodiviário S.A. - DERSA) from March 2015 to April 2018; member of the Board of Directors of Empresa Metropolitana de Transportes Urbanos (EMTU) from June 2007 to June 2010; member of the Board of Directors of Banco Nossa Caixa S.A. from 2001 to 2002; member of the Board of Directors of CETESB from 1999 to 2001, where he was also Director of Corporate Management from January 2007 to January 2011 and from January 2015 to December 2016. Mr. Lima Filho was also a member of the Advisory Board of Fundação Mario Covas between July 2001 and April 2002 and a member of the Board of Directors of the Brazilian Society of Sciences and Insurance from 1999 to 2001.

Tarcila Reis Jordão. Mrs. Jordão has been a member of our fiscal committee since December 2021. She holds a bachelor’s degree in Law from the Federal University of Bahia (Universidade Federal da Bahia), master’s degrees in Comparative Politics from the London School of Economics and Political Science and in Research in Public Law from the University of Paris 1 (Panthéon-Sorbonne). She also holds a PhD in Public Law from Sciencespo Paris and has a post doctorate project at the Massachusetts Institute of Technology. She is currently the Undersecretary of Partnerships at the Projects and Strategic Actions of the São Paulo State, and a professor at the Law School of the Getúlio Vargas Foundation (Escola de Direito da Fundação Getúlio Vargas). Mrs. Jordão was a consultant to the Department of Concessions and Public-Private Partnerships of the International Finance Corporation (2014-2018), Director of the Partnership Unit with the Private Sector of the Office of the Chief of Staff of the Municipal Government of Salvador, State of Bahia (2013), among others.

Maria Elvira Lopes Gimenez. Mrs Gimenez has been a member of our fiscal committee since May 2021. She holds a bachelors’ degree in Economics with specialization in Corporate Governance, with focus on performance of Fiscal Councils in Publicly Held Companies. She is currently a sitting member of the Fiscal Council of WLM Participações e Comercio de Máquinas e Veículos S.A. and Banco do Estado do Rio Grande do Sul S. A., and alternate member at Bicicletas Monark S.A., Pettenatti Indústria Têxtil S.A., Tronox Pigmentos do Brasil S.A., Companhia de Ferro Ligas da Bahia – Ferbasa, Rossi Residencial S.A., and Eucatex S.A. Previously, she was a sitting member of AES Tietê S.A., an alternate member of the Companhia Providência Ind. e Com. S.A., Companhia de Saneamento do Estado de São Paulo - Sabesp, Whirlpool S.A., and São Martinho S.A.. She also worked at Solução Governança Corporativa e Consultoria Ltda/Jorge Lepeltier Consultres Associados, between 2013 and 2019.

Humberto Macedo Puccinelli. Mr. Puccinelli has been a member of our fiscal committee since May 2021. He holds a degree in Economics from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP). He has been the Technical Assistant of the State Treasury since January 2004. He was also a member of our fiscal committee from 2011 to 2020. He worked at the Economy and Planning Secretariat State of São Paulo as Assistant Secretary in 2003, at the State Treasury from 1996 to 2002, at the Health State Department as Assistant Secretary from 1995 to 1996, and at the Economy and Planning Secretariat State of São Paulo (Secretaria de Planejamento e Gestão do Estado de São Paulo) from 1985 to 1995.

Cassiano Quevedo Rosas de Ávila. Mr. Ávila has been an alternate member of our fiscal committee since May 2020. He holds a degree in Law from Sorocaba Law School (FADI), and a graduate degree in Public and State Law from Itu Law School (Faculdade de Direito de Itu - FADITU), a graduate degree in Administrative Law from the Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP) and a graduate degree in Environmental Law from Mackenzie Presbyterian University (Universidade Presbiteriana Mackenzie). He also holds a master’s degree in Management and Public Policies from the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV). Mr. Ávila is currently the Director of Traffic Education and Inspection at the São Paulo State Traffic Department (DETRAN-SP). He was advisor at SPTrans from 2002 to 2008 and at the São Paulo Housing and Urban Development Company - CDHU from 2008 to 2018. He was Director of Administration and Infrastructure at SPTrans in 2018 and Chief of Staff at the São Paulo State Housing Secretariat, where he also served as Secretary of the Public-Private Partnerships Group of the São Paulo Social Housing Agency - Casa Paulista from 2019 to 2020.

Nanci Cortazzo Mendes Galuzio. Ms. Galuzio has been a member of our fiscal committee since May 2020. Ms. Galuzio holds a bachelor’s degree in Law from Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC/SP), and a postgraduate degree in Business Law and Business Management Information Systems from the same institution. She also graduated from George Washington University. Currently, she is the Administrative and Financial Director at the Fundação Florestal of the Infrastructure and Environment Secretariat of the São Paulo State Government. Previously, she worked as Corporate Management Director of Companhia Paulistana de Securitização from 2011 to 2013, Legal Manager at Emplasa S.A. from 2003 to 2011. She was a member of the Board of Directors of EMAE from 2014 to 2017 and a member of the Board of Directors of CPOS and of Desenvolve SP, both from 2018 to 2019.

Jaime Alves de Freitas. Mr. Freitas has been a member of our fiscal committee since December 2021. He holds bachelors’ degrees in Accounting from the Catholic School of Administration and Economics of Curitiba (Faculdade Católica de Administração e Economia – Curitiba) and Law from the University Center of the Federal District (Centro Universitário do Distrito Federal), and an MBA in Finance from IBMEC Brasília. He has been the Coordinator of the Controller Office of the Secretariat of Finance of São Paulo since January 2019, member of the Board of Directors of SPPREV since June 2021, and member of the Fiscal Council of PREVCOM since June 2021. He was Chairman of the Boards of Directors of Companhia Paulista de Parcerias (CPP) from May 2020 to February 2021, of Desenvolvimento Rodoviário S.A. (DERSA) from January 2019 to November 2020, of Cia Paulista de Obras e Serviços (CPOS) from February 2019 to July 2020, and Judge General of the Central Bank of Brazil from June 2006 to July 2018. Mr. Freitas was also Deliberative Adviser to the Central Bank Foundation of Private Retirement Plan (CENTRUS), Secretary and temporary President of the Board of Control of Financial Activities (COAF) of the Ministry of Finance from August 2000 to January 2006, among others.

Massao Fábio Oya. Mr Oya has been a member of our fiscal committee since May 2021.He holds an MBA in Finance and Controllership Management. He is currently a member of the fiscal council of the following companies: Companhia de Ferro Ligas da Bahia – Ferbasa since April 2017, Rossi Residencial S.A. since April 2017, Tronox Pigmentos do Brasil S.A. since April 2013 and Bicicletas Monark S.A. since April 15), acting also as an alternate member of the Fiscal Council of: Schulz S.A. since April 2017), General Shopping S.A. since April 2019, Tupy S.A. since May 2020 and Mahle Metal Leve S.A. since May 2020). He was a sitting member of the Fiscal Council of the following companies: TIM Participações S.A. from September 2011 to January 2012 and from March 2012 to April 2012, Companhia de Saneamento do Paraná – Sanepar from April 2011 to April 2012, Wetzel S.A. from Apr 2011 to April 2012, Bardella S.A – Indústrias Mecânicas from April 2013 to April 2015, General Shopping S.A. from October 2012 to April 2013, Companhia Providência Ind. e Comércio from April 2014 to March 2016, Companhia Paranaense de Energia – COPEL from April 2015 to April 2017 and from April 2010 to April2011, Companhia de Saneamento do Estado de São Paulo - Sabesp from April 2015 to April 2017 and from April 2013 to April 2014, Pettenati Indústria Têxtil S.A. from October 2014 to October 2018, WLM Participações e Comércio de Máquinas e Veículos S.A. from October 2011 to April 2020), Whirlpool S.A. from April 2018 to July 2020), Eucatex S.A. – Indústria e Comércio from June 2019 to July 2020 and from April 2015 to April 2016), São Martinho S.A. from July 2017 to July 2020) and Banrisul – Banco do Estado do Rio Grande do Sul S.A. from April 2017 to February 2021.

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules. Our Board of Directors determined that Eduardo de Freitas Teixeira qualifies as a Coordinator and as Financial Expert under the SEC rules. The current members were appointed by the Board of Directors. Pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the Board of Directors or by a subsequent resolution at a board of director’s meeting.

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

The following are the names, positions and dates of election, date of entry of the members of our audit committee:

Audit Committee Members	Position	Date Elected	Date of Entry
Eduardo de Freitas Teixeira	Coordinator and Financial Expert	May 14, 2020	May 14, 2020
Wilson Newton de Mello	Member	November 29, 2021	November 29,2021
Francisco Vidal Luna	Member	May 14, 2020	May 14, 2020

See curriculum vitae above in “—Board of Directors.”

Eligibility and Advisory Committee

In accordance with Federal Law No. 13,303/16, and pursuant to our bylaws, as approved at the extraordinary shareholders’ meeting held on April 27, 2018, we created an Eligibility and Advisory Committee, responsible for supervising the process for the appointment and evaluation of members of our Board of Directors, executive board and fiscal committee.

This committee is composed of up to three members, elected by a general shareholders’ meeting, without a fixed term of office. Members must have at least three years’ professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate.

The following are the names, positions and dates of election of the members of our Eligibility and Advisory Committee:

Eligibility and Advisory Committee	Position	Date Elected	Date of Entry
Fábio Aurélio Aguilera Mendes	Member	June 3, 2019	June 4, 2019
Carla Almeida	Member	November 24, 2021	November 29, 2021
Paula Cristina Nassif Elias de Lima	Member	June 3, 2019	June 4, 2019

Fábio Aurélio Aguilera Mendes. Mr. Mendes holds a bachelor’s degree in Law from Faculdade de Direto de Itu. He is currently the Coordinator of Administration, Contracts and Agreements of the Department of Infrastructure and Environment and a member of the Environmental Clearinghouse (Câmara de Compensação Ambiental) of the state of São Paulo. He was a technical advisor for CETESB between September 2015 and March 2019 and a cabinet technical advisor at the State Environmental Department between June and September 2015. He held several positions as technical assistant in the São Paulo State Government between May 2007 and June 2015 and worked for the Development Foundation at São Paulo State University – UNESP as an administrative assistant between December 2006 and May 2007.

Carla Almeida. Mrs. Almeida holds a bachelors’ degree in architecture with specialization in Project Management – PMI Methodology by SENAC. She has been an advisor to the Head of the Office of the State Secretariat for Infrastructure and Environment since January 2019. She has performed several activities in the public sector, such as: Executive Advisor to the Housing Development and Urbanism Company from June 2016 to August 2018, Advisor to the Office of the São Paulo State Government from February 2015 to June 2016, Coordinator of the Managing Committee of the Government Spending Improvement Program from June 2012 to February 2015, among others.

Paula Cristina Nassif Elias de Lima. Ms. Lima is a business administrator and graduated from the School of Economics, Accounting and Administrative Sciences at Mackenzie University and is a lawyer and holds a degree from Faculdades Metropolitanas Unidas. She has worked in CETESB from December 1988 to July 2016, serving as an assistant to the executive board between December 1988 and May 2008, Director of the Human Resources Department of the Environmental Department between May 2008 and January 2016, and Human Resources Management Department between January 2016 and July 2016. She is currently the Director of the Human Resources Department of the State Secretariat for Infrastructure and Environment where she has held this position since July 2016.

Members of the Eligibility and Advisory Committee may attend the Board of Directors’ meetings where matters related to this committee are discussed and have the right to speak, but not to vote, in accordance with our bylaws.

This committee is also responsible for providing methodological and procedural support to the Board of Directors to evaluate the performance of officers and other members of statutory committees.

We expect that a written charter addressing the committee’s purpose and detailing its required responsibilities will be approved by the Board of Directors.

D.	Employees

One of our strategic guidelines is to value people. We have adopted the competency-based people management model, which is continually to ensure towards innovation, flexibility, continuous improvement, high performance and engagement of the workforce. The competency-based people management is a model that allows us to integrate our processes and includes continuous education, career management, quality of life, management of our organizational culture and wellbeing and human resources services, among others. The last organizational wellbeing survey was carried out in 2021 and applied by the global consulting company Great Place to Work. We obtained a favorability index of 72% and, based on this result and the assessment of our People’s Management Practices, we were certified as a “Great Place to Work”.

Our compensation policy is linked to our employees’ careers and salary plan set out in accordance with our competency management model and with the remuneration standards in our market sector. We have a profit-sharing program, through which we establish indicators and targets for our employees in order to encourage our employees’ to achieve corporate objectives and assess their performance.

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

As of December 31, 2021, we had 12,515 full-time employees, 165 interns and 493 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

As of December 31,
	2021	2020	2019
Number of employees by category of activity:
Projects and operations	9,223	9,445	10,212
Administration	1,925	1,932	2,163
Finance	362	395	419
Marketing	1,005	1,034	1,151
Number of employees by corporate division:
Head office	1,400	1,307	1,451
São Paulo metropolitan region	5,721	5,971	6,425
Regional Systems	5,394	5,528	6,069
Total number of employees	12,515	12,806	13,945

The average tenure of our employees is approximately 20.5 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Approximately 65% of all our employees are members of unions. The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo – SINTAEMA; (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira – SINTIUS; (iii) the Union of Engineers of the State of São Paulo – SEESP; (iv) the Union of Attorneys of the State of São Paulo – SASP; and (v) the Union of Industrial Technicians of the State of São Paulo – SINTEC.

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

The collective bargaining agreement signed in 2021 resulted in: (i) a salary increase of 7.79% (which corresponds to the inflation adjustment for the period); (ii) a 7.79% increase in meal vouchers; (iii) a 7.79% increase in food assistance; (iv) a 9.84% increase in nursery stipends, as a result of the gradual transfer of costs of the now closed Child Learning Center (“CCI”), as adjusted in the collective negotiations of 2019/2020, however without financial impacts since the readjustment was funded with the resources following CCI’s closure; (v) maintenance of the clause from the 2020/2021 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

In 2021, 2020 and 2019 there were no strikes. Under Brazilian law, our non-administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

To promote the health and safety of our employees, we maintain an occupational health and safety management system, which covers all our employees and is based on preventive and protective measures in order to avoid or minimize exposure of employees to the risks associated with work, as well as reducing or eliminating occupational accidents and diseases. In 2021, we recorded 114 accidents, with a frequency rate of 4.67 and a severity rate of 140.94. We recorded no death in 2021 and no cases of employees on leave due to occupational diseases. The absenteeism rate recorded was 2.6%. During 2020, to counter the COVID-19 pandemic, we implemented several measures to limit our employees’ exposure to possible infection. We closed all of our on-site agencies and concentrated service to our clients through our digital channels. In March 2020, as soon as the pandemic was declared, approximately 5,900 employees from administrative staff and employees aged 60 years or above or employees with preexisting health conditions were working remotely.

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

Despite all efforts to contain the spread of COVID-19 since the beginning of the pandemic, in 2021 we registered the contamination of 1,385 employees and 44 deaths as a result of COVID-19.

E.	Share Ownership

As of December 31, 2021, less than 1% of our common shares were owned by our directors and executive officers. See “Item 7.A. Major Shareholder” for more information.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

Our outstanding capital stock consists of 683,509,869 common shares, without par value. Under state laws, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights. The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2021:

	Shares	%
State of São Paulo(1)	343,506,670	50.3
Directors and executive officers of Sabesp	200	-
Others:
In Brazil	234,965,965	34.4
Abroad (NYSE) (2)(3)	105,037,234	15.3
Total(3)	683,509,869	100.0%

(1)	It includes 343,506,664 shares held by the Secretariat of Finance and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo) in addition to six shares held by Companhia Paulista de Parcerias (CPP), which is an entity controlled by the State of São Paulo.

(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for our ADRs.

(3)	Each ADR corresponds to 1 share.

In the U.S., our common shares, which are evidenced by ADRs, are listed in the form of ADSs on the NYSE. As of December 31, 2021, 15.3% of our outstanding common shares were held in the United States in the form of ADSs. According to the ADR depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of December 31, 2021, 27 recorded holders of ADSs in the United States.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo owns in our company. On September 29, 2021, the CDPED, in view of the New Sanitation Regulatory Framework (Federal Law No. 14,026/2020), as well as the State Law No. 17,383/2021, which established the Regional Unit for Drinking Water Supply and Sewage Services for the State of São Paulo, the CDPED resolved to recommend the hiring by the Secretary of Treasury and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo), of the International Finance Corporation – IFC, to provide consulting services to the State, consisting of the identification and analysis of possible alternatives for the restructuring of our share capital. We are currently awaiting guidance from the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business. Gross revenue from sales to the State, including State entities, totaled R$522.6 million in 2021, R$501.8 million in 2020 and R$556.6 million in 2019. Our accounts receivable from the State for sanitation services totaled R$76.6 million, R$74.3 million and R$103.3 million, as of December 31, 2021, 2020 and 2019, respectively. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some state-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments. These rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. In 2021, 2020 and 2019, we made payments to former employees of R$185.4 million, R$181.6 million and R$184.8 million, respectively in respect of Plan G0. The State made reimbursements in 2021, 2020 and 2019 in the amounts of R$179.8 million, R$173.9 million and R$152.1 million, respectively.

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

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12 Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the DAEE would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court of first instance handed down its judgment on the civil public action and declared the agreement between us, DAEE and State of São Paulo null and void. It was confirmed by the Court, declaring the legal transaction in question null and void. Appeals in higher courts were also judged unfavorably. We have assessed that it is not probable that we will ultimately prevail in our appeal, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State. The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs are formalized. As discussed above, the transfer of these reservoirs is currently being disputed and we are not certain whether the transfer will be legally permitted. Under the December 2001 agreement, the first payment was to be made in July 2002.

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

On December 28, 2007, we and the State entered into a second amendment to the December 2001 agreement, pursuant to which the State agreed to pay:

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

On November 17, 2008, we, the State and DAEE entered into a third amendment to the December 2001 agreement, pursuant to which the State recognized a debt balance payable to us totaling R$915.3 million, hereinafter referred to as the “Undisputed Reimbursement Amount,” as adjusted by the IPCA index. We accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement Amount and offered to the State a provisional settlement, recognizing a credit totaling R$696.3 million, corresponding to the value of the reservoirs located in the Alto Tietê region. We and the State have agreed that the final offset will only be recorded when the effective transfer of the reservoirs is recorded at the Real Estate Registry. The outstanding balance of Undisputed Reimbursement Amount, amounting to R$219.0 million, was being paid by the State in 114 consecutive monthly installments and was totally paid in 2018.

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement, in the amount of R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015.

The principal amount is payable in 180 installments, as follows:

•	The first 24 installments were settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista- CTEEP), totaling R$87.2 million, based on the share closing price as of March 17, 2015. As of April 20, 2016, we sold these shares for R$111.1 million; and
•	The amount of R$609.1 million, payable in 156 monthly installments, was adjusted by the IPCA index until the initial payment date on April 5, 2017, after which installments are adjusted by the IPCA index plus simple interest of 0.5% per month.

Given that the lawsuit regarding the transfer of the reservoirs is pending final and unappealable court decision, the agreement also provides for the following:

•	If transfer is possible and the reservoirs are effectively transferred to us and registered at the authority’s office, we will reimburse to the State the amounts paid in replacement of the reservoirs (principal amount) in 60 monthly installments adjusted by the IPCA index until the payment date of each installment; and
•	If the transfer of the reservoirs is not possible, the State will pay us, in addition to the principal amount, the inflation adjustment credit in the amount of R$316.0 million in 60 installments, following payment of the principal amount. The amount will be adjusted based on the IPCA index at the start date of payments and, as of that date, IPCA will be incurred plus 0.5% simple interest rate/month over the amount of each installment.

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount. As of December 31, 2021, the Disputed Reimbursement Amount amounted to R$1,375.1 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 11 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount. We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount. At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion. However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount. As of December 31, 2021, we had made a provision of R$2,132.1 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

We currently have an investment plan in place that reflects our obligations under the convênio and addresses their compatibility with the sanitation plans of the State, the city of São Paulo and, if necessary, the São Paulo metropolitan region. The investment plan is not irrevocable and is reviewed every four years by our management committee. For more information, see “Item 3.D Risk Factors—Risks Relating to Our Business— Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.”

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

Furthermore, the federal government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreements we entered into with the IDB (i) in 1992 and 2000 for the total original aggregate amount of US$600 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project; and (iii) in 2019 for the aggregate amount of U.S.$300 million related to the financing of the fourth phase of the Tietê River project. The federal government has also guaranteed, and the State of São Paulo has provided a counter-guarantee, in respect of the financial agreement we entered with the IBRD (i) in 2009 for the amount of US$100 million for the Water Source Program (Programa Mananciais); and (ii) in 2019 for the amount of U.S.$250 million related to the financing of the Sustainable and Inclusive Sanitation Program (Programa Saneamento Sustentável e Inclusivo).

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

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. The expenses related to personnel assigned by us to other São Paulo state government entities in 2021, 2020 and 2019 amounted to R$0.1 million, R$2.1 million and R$4.9 million, respectively.

In 2021, there were no expenses related to personnel assigned by other entities. In 2020 and 2019 amounted to R$0.1 million and R$0.1 million, respectively.

Non-operating Assets

As of December 31, 2021 and 2020, we had an amount of R$3.6 million related to a land and lending structures.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s Board of Directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation. Both we and our employees make contributions to SABESPREV pension plans. We contributed R$22.4 million, R$21.7 million and R$22.5 million in 2021, 2020 and 2019, respectively. On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

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

Compensation of Management

The compensation paid by us to the members of our Board of Directors, board of executive officers and fiscal committee amounted to R$6.4 million, R$6.4 million and R$5.3 million in 2021, 2020 and 2019, respectively, and it refers to salaries and other short-term benefits management. An additional R$1.4 million, R$1.4 million and R$1.3 million related to the bonus program was accrued to executive officers in 2021, 2020 and 2019.

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

Aquapolo Ambiental S.A.

We entered into a loan agreement with the special purpose enterprise Aquapolo Ambiental S.A. on March 30, 2012 under which we made loan to finance the operation, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2021, the principal and interest balance of this agreement was R$11.9 million and R$11.0 million, recorded as current and non-current assets under “Other Accounts Receivable.”

The loan agreement originally expired on April 30, 2015, was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

Águas de Andradina

We granted a loan to the SPE Águas de Andradina S/A to finance the operations of this company.

As of December 31, 2021, the balance of principal and interest of this agreement totaled R$0.1 million and R$1.0 million, recorded under current assets and noncurrent assets, respectively, in “Other assets” at CDI + 3% p.a..

We signed the loan agreement on August 17, 2021. The principal with the readjustment, accrued interest and any taxes levied thereon will be due by August 31, 2025.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low-income families, of which 80% of the capital expenditures should be provided by the São Paulo state government and 20% by us.

The program brought more comfort and health to 29.7 thousand families (104 thousand people) with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure to these households.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired. During 2021 and the beginning of 2022, negotiations for renewing the program with the Secretariat for Infrastructure and the Environment were resumed. In February 2022, our Board of Directors approved the renewal of the program.

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

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.15 to our financial statements included in this annual report. As of December 31, 2021, we have provisions totaling R$331.3 million for the matters stated in Note 20 to our financial statements included in this annual report.

Other Legal Proceedings

On December 30, 2003, the Civil Entity Coordination Committee of Piracicaba filed a civil class action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims relief for: (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system. In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility. We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited. The amount involved in this proceeding as of December 31, 2021 is R$30.9 billion. We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be offset against the legal reserve. As of December 31, 2021, 2020 and 2019 the balance of our legal reserve was R$1,532.4 million, R$1,417.1 million and R$1.368.4, respectively, which was equal to 10.2, 9.4%, and 9.1%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws. Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders. Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2021, 2020 and 2019 we had an investment reserve of R$8,297.5 million, R$6,751.3 million and R$6,098.6 million, respectively.

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

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25.0%, rather than a fixed monetary amount per share. Brazilian Corporate Law, however, permits a publicly held company, such as us, to suspend the mandatory distribution if the Board of Directors and the Fiscal Committee report to the shareholders’ meeting that the distribution would be inadvisable in view of our financial condition. The suspension is subject to the approval of holders of common shares. In this case, the Board of Directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which an annual dividend may be declared. The decision to distribute annual dividends is based on the financial statements prepared for the relevant fiscal year. Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date for payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments on shareholders’ equity as described under “—Record of Dividend Payments and Interest on Shareholders’ Equity”) distributed on his or her shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from us.

Our bylaws allow us to pay interim dividends from preexisting and accumulated profits related to the current or preceding fiscal year.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs are held in Brazil by Banco Bradesco S.A., as the custodian and agent for the depositary, which is the registered owner of the common shares underlying the ADSs. Our current registrar is Banco Bradesco S.A. The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil. For more information, see “Item 10.D. Exchange Controls.”

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. See “Item 10.D. Exchange Controls.” Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. For more information, see “Item 10.E. Taxation.”

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

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15.0% or 25.0% if the beneficiary is resident in a low tax jurisdiction (tax haven). For more information, see “Item 10.E. Taxation.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory dividends distributable amount as prescribed in Brazilian Corporate Law.

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general shareholders’ meeting. Consequently, the amount of R$547.6 million recognized as of December 31, 2021 correspond to the minimum established by law of 25.0% of the net income and the difference of R$96.7 million will be recorded in 2022 after the annual general meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made or intend to make to our shareholders in respect of our 2021, 2020 and 2019 earnings. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2021(1)	644.3	June 27, 2022	0.94	0.94
2020	272.0	June 28, 2021	0.40	0.40
2019	941.0	May 29, 2020	1.38	1.38

(1) Subject to approval by the Annual Shareholders’ Meeting to be held on April 28, 2022.

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

Trading on the B3 is conducted every business day from 10:00 a.m. to 5:55 p.m. The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the “after market.” The after-market session is restricted to certain stocks that were traded in the portfolios IBOV and/or IBrX and that were traded on the same day during the regular negotiation. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

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

The B3 settles the sale of shares two business days after they have taken place, without monetary adjustment of the purchase price. The shares are paid for and delivered through a settlement agent affiliated with the B3. The B3 performs multilateral compensation for both the financial obligations and the delivery of shares. According to the B3’s regulations, financial settlement is carried out by the Central Bank’s reserve transfer system. The securities are transferred by the B3’s custody system. Both delivery and payment are final and irrevocable.

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

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the B3. The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by certain additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law. A company with shares listed on the Novo Mercado segment must follow good practices of corporate governance. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. On April 18, 2002, June 19, 2006, April 23, 2012 and April 27, 2018 our shareholders approved changes to our bylaws to comply with the Novo Mercado requirements.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to, among others:

•	maintain only common shares;
•	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;

•	grant tag along rights for all shareholders in connection with a transfer of control of the company;
•	limit the term of all members of the Board of Directors to two years;
•	hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado, unless a waiver is granted by the company’s shareholders;
•	maintain a related party transactions policy, including (i) the criteria to be followed in the performance and approval of related party transactions, (ii) the procedures for identifying conflicts of interest and establishing voting restrictions for conflicted shareholders, directors and executive officers, and (iii) the procedures for identifying related parties and related party transactions;
•	the chairman of the Board of Directors is prohibited from simultaneously holding the position of chief executive officer;
•	the Board of Directors must disclose its opinion on takeover proposals within 15 days from the presentation of the proposal;
•	relevant facts, notices to market or to shareholders and press releases must be made in English simultaneously with the disclosure made in Portuguese;
•	ensure that at least two or 20.0% (whichever is greater) of the members of the Board of Directors are independent, as defined under the Novo Mercado regulation;
•	maintain a minimum free float of at least (i) 25.0% of the capital stock of the company, or (ii) 15.0% of the capital stock of the company, in the event that the average daily trading volume (in the past twelve months) is equal to or greater than R$25.0 million;
•	the company must have an internal audit committee;
•	disclose information on the share ownership of controlling shareholders and certain related parties on a monthly basis;
•	resolve and require the shareholders, directors, and members of the fiscal committee of the company to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado); and
•	the company must adopt and publish a code of conduct approved by the Board of Directors, as well as policies for (i) compensation; (ii) election of board and committee members; (iii) risk management; (iv) related party transactions; and (v) the purchasing and trading of securities.

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

See also “Item 6.A. Directors and Senior Management.”

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings. According to the Brazilian Corporate Law and CVM regulation, our shareholders’ meetings must be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”), currently the city of São Paulo, at least 21 days prior to the day of the meeting. The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote.

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

Pursuant to regulations promulgated by the CVM, the 10% threshold requirement for the exercise of multiple voting procedures may be reduced depending on the amount of capital stock of the company. Considering our current capital stock, shareholders representing 5% of our voting capital may demand the adoption of a multiple voting procedure.

Pursuant to Brazilian Corporate Law, non-controlling holders of common shares issued by a mixed capital company (sociedade de economia mista), irrespective of its interest percentage in the company’s voting capital, may also have exercise the right of elect separately a member of the Board of Directors and an alternate, if they are not entitled to elect more members by means of the multiple voting procedure.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares. However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

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

General shareholders’ meetings shall be called, convened and deliberated under Brazilian Corporate Law to address all matters of interest to the company. General shareholders’ meetings may be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”), and the first call should be made at least 21 days prior to the meeting. In our case, the first call is made 30 days in advance, as recommended by the CVM. The second call should be made at least 8 days in advance, if quorum is not reached, pursuant to the Brazilian Corporate Law.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be hold within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our Board of Directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporate law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal committee can be established and its members elected at any general shareholders’ meeting.

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

Investment Reserve

Our investment reserve is composed specifically of internal funds for expansion of water and sewage service systems. As of December 31, 2021, we had an investment reserve of R$8,297.5 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital. Any accumulated deficit may be charged against the legal reserve. As of December 31, 2021, the balance of our legal reserve was R$1,532.4 million.

Arbitration

In connection with our listing with the Novo Mercado segment of the B3, we, our shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters. For more information, see “Item 9.C. Markets.” Under our bylaws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber. Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

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

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs should not be subject to Brazilian tax. As mentioned above, according to Law No. 10,833/2003 of December 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

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

On March 15, 2022, the Decree 10,997/2022 was published, establishing an immediate reduction of the IOF/Exchange for some transactions, such as the reduction of the rate applicable to short-term foreign loan operations to zero. In other cases, however, the rate reduction is gradual over the next years and it is expected that the IOF-Exchange rate will be decreased to zero for all transactions as of 2029.

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

Certain dividends received by certain non-corporate U.S. holders may be eligible for preferential tax rates so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a PFIC for U.S. federal income tax purposes in the year of distribution or the prior year. We do not believe that we were classified as a PFIC for our prior taxable year, nor do we expect to be classified as a PFIC for the current taxable year. We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADSs remain listed on the NYSE. Based on existing guidance, however, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be eligible for this treatment, because the common shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own tax advisors about the application of this preferential tax rate to dividends paid directly on common shares.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and the U.S. holder’s adjusted tax basis in the common share or ADS, determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the U.S. holder has held our common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss. A U.S. holder is likely not to be able to use the foreign tax credit arising from Brazilian income tax imposed, if any, on the disposition of a common share or ADS.

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

Exchange Rate Risk

As of December 31, 2021, and 2020, R$3,296.1 million, and R$3,547.8 million, or 18.6% and 20.6%, respectively, of our debt obligations were denominated in foreign currencies. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and Yen-denominated debt that would have resulted as of December 31, 2021, 2020 and 2019 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and Yen against the real would have been approximately R$33.0 million, R$35.5 million and R$63.6 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$329.6 million, R$354.8 million and R$635.9 million as of December 31, 2021, 2020 and 2019, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2021, 2020 and 2019 were as follows:

Year ended December 31,
	2021	2020	2019
			(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	7.4	28.9	4.0
Depreciation (appreciation) of the real in relation to the Yen	(3.9)	35.7	5.3

We have not contracted derivative financial instruments in the years ended December 31, 2021, 2020 and 2019.

For further information regarding foreign currency risk, see Note 5.1(a) to our 2020 financial statements included in this annual report.

As of December 31, 2021, 2020 and 2019, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2021 and 2020, R$1,643.0 million, or 9.3%, and R$1,624.3 million, or 9.4%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR. In addition, as of December 31, 2021 and 2020, R$7,743.8 million, or 43.7%, and R$7,891.9 million, or 45.7%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI. As of December 31, 2021 and 2020, R$894.3 million and R$863.6 million, respectively, of our foreign-currency denominated debt was based on the IDB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2021, and 2020, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IDB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$717.9 million and R$396.4 million as of December 31, 2021 and 2020, respectively, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$177.2 million, R$172.6 million and R$132.4 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2021, 2020 and 2019, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,772.4 million, R$1,725.9 million and R$1,324.5 million as of December 31, 2021, 2020 and 2019, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2021. For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2021 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

As of December 31, 2021
Expected maturity date
	2022	2023	2024	2025 and after	Total	Average annual interest rate
(in millions, except percentages)
Assets
Cash equivalents denominated in reais	717.9	-	-	-	717.9

Liabilities
Long-term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	149.7	139.5	138.9	1,214.9	1,643.0	7.8%
Floating rate, denominated in reais indexed by TJLP	248.5	231.1	220.2	781.1	1,480.9	7.2%
Floating rate, denominated in reais indexed to the IPCA	206.5	124.8	177.5	2,523.0	3,031.8	16.2%
Floating rate, denominated in reais indexed by CDI	758.4	717.6	1,039.0	5,228.8	7,743.8	10.5%
Fixed rate, denominated in reais	108.4	81.6	49.9	288.2	528.1
Floating rate, denominated in U.S. dollars	138.3	133.6	91.3	531.1	894.3	3.0%
Fixed rate, denominated in Yen	220.8	206.8	206.8	1,767.5	2,401.9	1.4%
Total long-term debt	1,830.6	1,635.0	1,923.6	12,334.6	17,723.8	9.5%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which was 0.0274% per month as of December 31, 2021; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 9.15% per annum as of December 31, 2021; IGP-M was 17.78% per annum as of December 31, 2021; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.32% per annum as of December 31, 2021.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

As of December 31,
	2021	2020	2019
Floating rate debt:
Denominated in U.S. dollars	2.6%	2.5%	19.0%
Denominated in reais	78.4%	76.7%	48.0%
Fixed rate debt:
Denominated in reais	3.0%	2.7%	4.0%
Denominated in Yen	13.6%	15.6%	16.0%
Denominated in U.S. dollars	2.4%	2.5%	13.0%
Total	100.0%	100.0%	100.0%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Reimbursement of Fees Incurred in 2021

From January 1, 2021 to December 31, 2021, we received reimbursements in the amount of US$1,697,662.10 for expenses incurred by us related to the administration and maintenance of the ADS facility, including but not limited, any DR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a)-15(e), as of the year ended December 31, 2021.

As a result of this analysis, our principal executive officer and principal financial officer concluded that (i) our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2021; (ii) that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms; and (iii) that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2021 based on the criteria established in “Internal Control - Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2021, we maintained effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2021, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2021, and our report dated April 27, 2022 expressed an unqualified opinion on those financial statements.

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

April 27, 2022

D.	Changes in internal control over financial reporting

As a result of the implementation of our customer relationship management system in October 2021, we made certain changes to our internal control over the financial reporting process during the fiscal year ended December 31, 2021. According to our analysis of its internal control, we concluded that none of these changes materially affect, or are reasonably likely to materially affect, our internal control environment over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on June 29, 2005, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our Board of Directors has determined that Eduardo de Freitas Teixeira qualifies as an audit committee Coordinator, and as Financial Expert as defined for the purposes of this Item 16A in Item 16 of Form 20-F. Eduardo de Freitas Teixeira is an “independent director” within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and conduct called the Code of Conduct and Integrity, which applies to all of our employees, including our directors, chief executive officer, chief financial officer and investor relations and head of accounting, as well as our suppliers and third-party contractors. To ensure compliance with the Code of Conduct and Integrity, we have an Ethics Commission and an external Whistle-Blower Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints. The external channel can receive anonymous whistle blowing. The results of the investigations are forwarded to the Audit Committee. Recurring cases are reported to the Ethics Commission, which urges the related departments to develop preventive actions. In 2021, 212 events were reported to the Whistle-Blower Channel. During 2021, 52 of our employees or outsourced employees received penalties (23 warnings, six suspensions and 23 dismissals). Our Ethics Commission is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics and Integrity for all of our employees. Our Code of Conduct and Integrity is available on our web site at https://ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/. If we amend the provisions of our Code of Conduct and Integrity, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address. You can obtain copies of our Code of Conduct and Integrity, without charge, upon request to sabesp.ri@sabesp.com.br.

Federal Law No. 13,303/16, State Decree 62,349/16 and the new Novo Mercado rules require the adoption of a Code of Conduct that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. For additional information, see “Item 16G—Corporate Governance—Corporate Governance Practices of Brazilian Government-Controlled Companies.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2021 and 2020. Grant Thornton Auditores Independentes’ activity began with the review of our interim financial information for the third quarter of 2020.

KPMG Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2019, 2018, 2017, and 2016.

The following table presents the aggregate fees for professional services and other services rendered to us by Grant Thornton Auditores Independentes and KPMG Auditores Independentes in 2021 and 2020:

Year ended December 31,
	2021	2020
		(in millions of reais)
Audit Fees(1)	1.6	1.7
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	1.6	1.7

(1)	Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies

As a Brazilian mixed capital company (sociedade de economia mista), we are subject to Federal Law No. 13,303/16, which requires the adoption of strong corporate governance practices and stringent public bidding procedures when contracting with third parties. Additionally, it requires us to publish periodically a series of documents and reports to demonstrate our level of commitment to our business objectives, the financial impact of those commitments, and our policies and practices in terms of corporate governance and sustainability, among other things. Those documents and reports must be accompanied by further explanations, in plain language, that can be understood by the general public.

Among other requirements, this law sets out the following rules:

•	At least two or 25% (whichever is greater) of the members of the Board of Directors must be independent, in accordance with the definition of director independence set by Brazilian law (or, for companies whose minority shareholders exercise multiple votes, at least one of the directors must be independent).

•	All directors and officers must have the same term of office, which may not be longer than two years. They may be re-elected up to a maximum of three times consecutively.
•	The performance of the executive officers, directors and members of board committees must be subjected to yearly evaluation with respect to, at a minimum, the following matters:
(a)	the lawfulness and effectiveness of their management performance;

(b)	their contribution to the company’s income for the year; and
(c)	their contribution to furthering the objectives in the company’s business plan and compliance with its long-term strategy.

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
(a)	a minimum of 10 years’ experience in an appointed position, in either the public or private sector, in a business area that is similar or related to the company’s business purpose; or
(b)	a minimum of four years’ exercise of any one of (i), (ii) or (iii) below:
(i)	a senior management position in a company with a similar business purpose or similar size; or
(ii)	a position in the public sector that involves a high degree of trust (i.e., at level DAS-4 or higher); or
(iii)	a position as professor or researcher in the company’s business sectors; or
(c)	a minimum of four years’ practice as an independent professional in one or more areas that are directly or indirectly related to the company’s business sectors;

and:

2.	The individual must satisfy the requirements of both (a) and (b) of this Point 2:
(a)	the individual must have received sufficient training for the position for which she or he has been nominated; and
(b)	the individual must not have been declared ineligible for such position in accordance with applicable law.

Our corporate governance structure and governing documents, such as our bylaws, Board of Director’s Internal Charter, Executive Board’s Internal Charter and Fiscal Council’s Internal Charter, as well as certain corporate policies, as applicable, are in accordance with Federal Law No. 13,303/16.

These policies, such as the Nominating Policy and Compensation Policy, are also in compliance with the Novo Mercado Regulation and the State Decree No. 62,349/2016.

For a description of corporate governance obligations imposed by Brazilian law on companies listed on the Novo Mercado segment, see “Item 9.C. Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment.”

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

In view of Brazilian Law 13,303/2016 and new requirements of Novo Mercado Listing Regulations, the following discussion summarizes the significant differences between our current corporate governance practices and those required of U.S. listed companies:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/2016 established that at least 25% of the members of the Board of Directors must be independent. Under the Novo Mercado Regulations, our Board of Directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee. Additionally, Brazilian Corporate Law, Federal Law No. 13,303/2016 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors. However, they do not require that we have a majority of independent directors, as required under the NYSE rules. Under our current bylaws, approved on April 29, 2021, our Board of Directors must have a minimum of seven members, and 25% of the board must be independent, as established by Federal Law No. 13,303/2016 and as defined under Novo Mercado Regulations. Currently, six of our ten directors are independent, pursuant to the Novo Mercado Listing Regulations and Federal Law No. 13,303/2016. We believe these rules provide adequate assurances that our directors are independent.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision. According to this Law, up to one-third of the members of the Board of Directors can be elected from management. Our bylaws provide that the CEO shall integrate the Board of Directors, while holding such position. All other members of our Board of Directors meet the NYSE’s definition of “non-management” directors. There is no requirement in the Brazilian Corporate Law that non-management directors meet regularly without management. However, the Internal Charter of the Board of Directors establishes that, by resolution of the Chairman of the Board, meetings may be held exclusively for external directors, without the presence of executives. Our Board of Directors consists of nine non-management directors.

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

Currently, our fiscal council consists of five sitting members and his/her alternates. The fiscal council members generally meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meets the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law and Federal Law No. 13,303/16 (the Brazilian State-owned Companies Law). Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our Board of Directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee is mainly responsible for assisting and advising the Board of Directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements. The audit committee is also responsible for supervising all matters relating to the Code of Ethics and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties’ transaction policy. The audit committee comprises three members appointed by the Board of Directors, and, pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the Board of Directors or by a subsequent resolution. The members of the audit committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the Board of Directors. In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of his or her term. The current members of our audit committee are Eduardo de Freitas Teixeira, Wilson Newton de Mello Neto and Francisco Vidal Luna. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Eduardo de Freitas Teixeira is the committee’s Coordinator and Financial Expert within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Under the Brazilian Corporate Law, we are not required to have a nomination/corporate governance committee or compensation committee. However, Federal Law No. 13,303/16 and State Decree No. 62,349/2016 established the requirement of a committee with the responsibilities of verifying the nomination process of the members of the management and of the fiscal council. In our annual shareholders’ meeting, held on April 27, 2018, our bylaws were amended in order to, among other things, create the Eligibility and Advisory Committee in compliance with Federal Law No. 13,303/2016 and State Decree No. 62,349/2016.

This committee must be composed of up to three members, elected by a general shareholders’ meeting, without a fixed term of office. Members must have at least three years’ professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate.

Candidates are assessed based on the CODEC Resolution No. 03/2018 and on our nomination policy, approved by the Board of Directors, which follows the guidelines defined by Federal Law No. 13,303/2016, State Decree No. 62,349/2016 and Novo Mercado Listing Regulations.

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

The performance evaluation, individual and collective, held annually, of the members of the management and the members of committees, observing the following minimum requirements, according to the terms of Federal Law No. 13,303/2016:

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

Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general shareholders’ meeting. The individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members is set out according to our remuneration policy, approved by the Board of Directors, which follows the guidelines from the São Paulo state government and the CODEC (State Capital Protection Board).

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations, Federal Law No. 13,303/2016 and State Decree 62,349/2016. See “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment” and “Item 16.G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies,” our Report on Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website. We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE. Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

Code of Ethics and Integrity

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.

However, Federal Law No. 13,303/2016, State Decree 62,349/2016 and the Novo Mercado Regulations require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We adopt and disclose a Code of Ethics and Integrity which complies with the requirements made by the Brazilian laws and regulations, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules.

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

We have a Compliance Program which was approved by the Board of Directors and is updated periodically. The last update was in December 2018. The program was established in accordance with the Brazilian Anticorruption Law, Foreign Corrupt Practices Act, Federal Law No. 13,303/2016, the Novo Mercado Regulations, and Brazilian Office of the Comptroller General’s (CGU) guidelines.

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

We periodically review our management of anti-fraud and anti-corruption measures, consolidating the measures in a structured corporate program. In 2021, we resumed a new cycle of mapping and analyzing the risks of fraud and corruption and of the controls necessary to the business profile. Currently, we review 14 macro processes with greater exposure to the risks of fraud and corruption, totaling 54 assessed processes. Our current portfolio has 19 risks. For risks classified as moderate to critical, we implement mitigating actions.

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

In 2021, we also conducted online training on Preventing and Combating Fraud and Corruption based on national and international standards to disseminate best practices and adopt a culture of integrity for our employees. We also train our directors, officers and members of the Fiscal Council on issues related to corporate governance and integrity and we provide specific training for employees who work in the complaints investigation process.

Further, we provide the Trust Channel, which is a tool made available to employees make inquiries on any questions related to the ethical behavior within our business. We ensure confidentiality and anonymity to whoever uses this tool.

We also provide complaint hotlines to report cases of fraud, corruption, unlawful acts, breaches of the Code of Conduct and Integrity and other activities that could harm our interests and principles. This information is available and is easily accessible and identifiable on our website. Anonymity is guaranteed in all cases, except when there is a court decision to the contrary.

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

As a result of our efforts, we did not register any corruption cases in 2021.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the reports of the independent registered public accounting firms, are filed as part of this annual report. See “Index to Financial Statements.”

ITEM 19.	EXHIBITS

(b)       List of Exhibits

Item	Description
1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on May 17, 2021).
2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”).
4.2*	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).
4.7*	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on June 28, 2004).
4.8*	Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Form 6-K filed on February 25, 2008).
4.9*	Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Form 6-K filed on December 23, 2008).
4.10*	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).
4.11*	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6-K filed on March 12, 2008).
4.12*	Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English translation) (incorporated by reference to the Form 6-K filed on May 12, 2008).
4.14*	The Audit Committee Charter dated August 12, 2021 (English translation) (incorporated by reference to the Form 6-K filed on September 2, 2021).
4.15*	Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.16*	Contract to provide public water supply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).

4.17*	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6-K filed on April 15, 2015).
4.18*	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).
4.19*	First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).
11.1*	Code of Conduct and Integrity dated February 25, 2021 (English translation) (incorporated by reference to the Form 6-K filed on April 21, 2021).

12.1	Certification of Benedito Pinto Ferreira Braga Junior, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Osvaldo Garcia, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Benedito Pinto Ferreira Braga Junior, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification of Osvaldo Garcia, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from KPMG Auditores Independentes to the SEC dated April 27, 2021 regarding the change in independent public accounting firm. (incorporated by reference to the Form 20-F filed on April 28, 2021)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
(*) Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

By:	/s/ Benedito Pinto Ferreira Braga Junior
Name: Benedito Pinto Ferreira Braga Junior Title: Chief Executive Officer

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

Date: April 27, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2021 and 2020

And for the years ended

December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion on the financial statements

We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2021 and 2020, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two year period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 27, 2022 expressed an unqualified opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

1. Provisions for environmental claims (Notes 3.15, 6.2 (e) and 20)

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

The environmental claims classified as probable loss and subject to a provision recorded in the financial statements amounted to approximately R$ 331 million as of December 31, 2021. Additionally, the contingent environmental liabilities, classified as possible, therefore, not subject to recognition of a provision according to the IFRS, came to approximately R$ 3 billion as of December 31, 2021.

Certain laws and regulations in Brazil have a high level of complexity and, therefore, the measurement, recognition, classification and disclosure related to such lawsuits require a certain level of judgment by the Company’s management for the recognition of loss estimates and disclosures in its financial statements and, for this reason, we consider this issue to be a critical audit matter.

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

April 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors of and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Opinion on the Financial Statements

We have audited the accompanying Income statement, comprehensive income, changes in equity, and cash flows of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the Company) for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

We served as the Company’s auditor from 2016 to 2020.

/s/ KPMG Auditores Independentes

São Paulo, SP, Brasil
April 30, 2020

Auditor Firm ID 1124

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2021 and 2020

Amounts in thousands of reais

Assets	Note	December 31, 2021	December 31, 2020
Current
Cash and cash equivalents	7	717,929	396,401
Financial investments	8	2,433,385	3,411,146
Trade receivables	10(a)	2,695,077	2,204,029
Accounts receivable from related parties	11(a)	173,657	168,054
Inventories		113,506	104,848
Restricted cash	9	28,467	35,742
Recoverable taxes	18(a)	276,104	22,672
Other assets		64,873	97,946
Total current assets		6,502,998	6,440,838

Noncurrent
Trade receivables	10(a)	223,234	246,957
Accounts receivable from related parties	11(a)	644,895	638,591
Escrow deposits		141,667	164,942
Water and Basic Sanitation National Agency – ANA		20,666	26,463
Other assets		161,369	148,164

Investments	12	79,437	63,417
Investment properties	13	46,126	46,274
Contract assets	14	8,550,102	7,969,164
Intangible assets	15	36,503,834	34,405,575
Property, plant and equipment	16	291,157	268,251

Total noncurrent assets		46,662,487	43,977,798
Total assets		53,165,485	50,418,636

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2021 and 2020

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2021	December 31, 2020
Current
Trade payables and contractors		236,763	263,741
Borrowings and financing	17	1,830,617	3,034,449
Labor and social obligations	21	426,616	410,943
Taxes and contributions	18(b)	257,130	266,819
Interest on capital	24(b)	548,006	231,611
Provisions	20(a)	809,821	760,209
Services payable	23	469,027	453,750
Public-Private Partnership - PPP	15(d)	142,757	130,207
Program Contract Commitments	15(c)(iv)	77,652	162,541
Other liabilities		294,538	185,860
Total current liabilities		5,092,927	5,900,130

Noncurrent
Borrowings and financing	17	15,893,219	14,224,175
Deferred income tax and social contribution	19	283,739	320,716
Deferred Cofins and PASEP		159,456	149,444
Provisions	20(a)	638,672	492,093
Pension plan obligations	22	2,321,662	2,868,594
Public-Private Partnership - PPP	15(d)	2,917,428	3,045,066
Program Contract Commitments	15(c)(iv)	44,995	68,939
Other liabilities		881,528	555,775
Total noncurrent liabilities		23,140,699	21,724,802

Total liabilities		28,233,626	27,624,932

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		9,885,485	8,194,706
Other comprehensive loss		46,374	(401,002)
Total equity	24	24,931,859	22,793,704
Total equity and liabilities		53,165,485	50,418,636

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2021, 2020 and 2019

Amounts in thousands of reais, unless otherwise indicated

	Note	2021	2020	2019

Net operating revenue	28(b)	19,491,061	17,797,541	17,983,654
Operating costs	29	(12,800,042)	(11,179,667)	(10,137,637)

Gross profit		6,691,019	6,617,874	7,846,017

Selling expenses	29	(825,879)	(751,286)	(803,404)
Allowance for doubtful accounts	29	(643,730)	(444,826)	(128,099)
Administrative expenses	29	(1,124,069)	(1,051,181)	(1,187,844)
Other operating income (expenses), net	31	(21,841)	107,656	(18,748)
Equity results of investments in affiliaties	12	22,079	14,136	3,701

Profit from operations before finance income (expenses) and income tax and social contribution		4,097,579	4,492,373	5,711,623

Financial expenses	30	(1,448,295)	(1,324,759)	(1,173,425)
Financial revenues	30	472,408	336,731	372,842
Exchange result, net	30	48,464	(2,178,343)	(233,098)

Financial result, net		(927,423)	(3,166,371)	(1,033,681)

Profit before income tax and social contribution		3,170,156	1,326,002	4,677,942

Income tax and social contribution
Current	19(d)	(961,556)	(460,721)	(1,155,463)
Deferred	19(d)	97,269	108,037	(154,962)
		(864,287)	(352,684)	(1,310,425)
Profit for the year		2,305,869	973,318	3,367,517
Earnings per share – basic and diluted (in reais)	25	3.37	1.42	4.93

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2021, 2020 and 2019

Amounts in thousands of reais

	Note	2021	2020	2019
Profit for the year		2,305,869	973,318	3,367,517
Other comprehensive income (loss)		447,376	511,169	(363,076)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	22	447,376	511,152	(363,059)
Other		—	17	(17)
Total comprehensive income for the year		2,753,245	1,484,487	3,004,441

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2021, 2020 and 2019

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	—	(549,095)	19,551,688
Net income for the year		—	—	—	—	3,367,517	—	3,367,517
Actuarial gains (losses)		—	—	—	—	—	(363,076)	(363,076)
Total comprehensive income for the year		—	—	—	—	3,367,517	(363,076)	3,004,441
Legal reserve	24 (b)	—	168,376	—	—	(168,376)	—	—
Interest on capital (R$1.17012 per share)	24 (b)	—	—	—	—	(799,785)	—	(799,785)
2018 additional proposed dividends, approved (R$0.08827 per share)		—	—	—	(60,331)	—	—	(60,331)
Additional proposed dividends	24 (b)	—	—	—	141,203	(141,203)	—	—
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	—	—	—	(60,230)	—	—	(60,230)
Transfer to investments reserve	24 (e)	—	—	2,258,153	—	(2,258,153)	—	—
Balances as of December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	—	(912,171)	21,635,783

Net income for the year		—	—	—	—	973,318	—	973,318
Actuarial gains (losses)		—	—	—	—	—	511,169	511,169
Total comprehensive income for the year		—	—	—	—	973,318	511,169	1,484,487
Legal reserve	24 (b)	—	48,666	—	—	(48,666)	—	—
Interest on capital (R$00.33820 per share)	24 (b)	—	—	—	—	(231,163)	—	(231,163)
2019 additional proposed dividends, approved (R$0.11847 per share)		—	—	—	(80,973)	—	—	(80,973)
Additional proposed dividends (R$ 0.05970 per share)	24 (b)	—	—	—	40,806	(40,806)	—	—
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	—	—	—	(14,430)	—	—	(14,430)
Transfer to investments reserve	24 (e)	—	—	652,683	—	(652,683)	—	—
Balances as of December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	—	(401,002)	22,793,704

Net income for the year		—	—	—	—	2,305,869	—	2,305,869

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2021, 2020 and 2019

Amounts in thousands of reais, unless otherwise indicated

Actuarial gains (losses)	22	—	—	—	—	—	447,376	447,376
Total comprehensive income for the year		—	—	—	—	2,305,869	447,376	2,753,245
Legal Reserve	24(b)	—	115,293	—	—	(115,293)	—	—
Interest on shareholder's equity (R$0.80122 per share)	24(b)	—	—	—	—	(547,645)	—	(547,645)
2020 additional proposed dividends, approved (R$0.03859 per share)		—	—	—	(26,376)	—	—	(26,376)
Additional proposed dividends (R$ 0.14148 per share)	24(b)	—	—	—	96,700	(96,700)	—	—
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24(b)	—	—	—	(41,069)	—	—	(41,069)
Transfer to investments reserve	24(e)	—	—	1,546,231	—	(1,546,231)	—	—
Balances as of December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	—	46,374	24,931,859

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2021, 2020 and 2019

Amounts in thousands of reais

	December 31, 2021	December 31, 2020	December 31, 2019
Cash flow from operating activities
Profit before income tax and social contribution	3,170,156	1,326,002	4,677,942
Adjustments for:
Depreciation and amortization	2,253,322	2,037,112	1,780,094
Residual value of property, plant and equipment, intangible assets and investment properties written-off	27,754	16,590	45,434
Bad debt expense	643,730	444,826	128,099
Agreement signed with the municipality of Mauá	-	(280,774)	-
Agreement signed with the municipality of Santo André	-	-	(1,336,908)
Provisions and inflation adjustment	380,624	444,090	384,620
Interest calculated on borrowings and financing payable	647,980	559,931	568,679
Inflation adjustment and exchange gains (losses) on borrowings and financing	177,269	2,267,179	280,526
Interest and inflation adjustment on liabilities	37,202	20,931	46,038
Interest and inflation adjustment on assets	(171,173)	(46,946)	(39,547)
Finance charges from customers	(349,491)	(344,513)	(364,291)
Construction margin on intangible assets arising from concession agreements	(98,402)	(86,477)	(65,172)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	3,195	1,684	(130,345)
Equity results of investments in affiliaties	(22,079)	(14,136)	(3,701)
Interest and monetary restatement (PPP)	464,398	424,639	397,576
Provision from São Paulo agreement	131,878	142,232	135,013
Pension plan obligations	176,673	136,585	267,423
Other adjustments	15,152	5,283	5,863
	7,488,188	7,054,238	6,777,343
Changes in assets
Trade receivables	(742,260)	(213,084)	(72,538)
Accounts receivable from related parties	20,665	83,419	26,358
Inventories	(8,658)	(34,394)	(4,858)
Recoverable taxes	(253,432)	(342,127)	239,437
Escrow deposits	43,865	35,630	(12,302)
Other receivables	31,386	(36,264)	(1,966)
Changes in liabilities
Trade payables and contractors	(245,501)	(248,404)	(349,037)
Services payable	(116,601)	(162,560)	(114,957)
Accrued payroll and related taxes	12,478	(185,020)	159,794
Taxes and contributions	196,255	384,676	63,276
Deferred Cofins/PASEP	10,012	5,751	2,863
Provisions	(184,433)	(227,596)	(241,674)
Pension obligations	(215,937)	(123,014)	(221,784)
Other liabilities	(68,260)	(13,306)	(92,637)
Cash generated from operations	5,967,767	5,977,945	6,157,318

Interest paid	(845,445)	(626,625)	(737,326)
Income tax and social contribution paid	(1,208,569)	(373,112)	(1,222,747)
Net cash generated from operating activities	3,913,753	4,978,208	4,197,245
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,696,669)	(3,299,657)	(3,195,247)
Restricted cash	7,275	(9,724)	5,882
Financial investments	1,076,468	(3,411,146)	-
Investment increase/(decrease)	-	(5,734)	240
Purchase of property, plant and equipment	(50,281)	(42,407)	(78,159)
Net cash used in investing activities	(2,663,207)	(6,768,668)	(3,267,284)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2021, 2020 and 2019

Amounts in thousands of reais

	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from financing activities
Borrowings and financing
Proceeds from loans	2,922,811	4,777,474	1,793,388
Payment of loans	(2,896,604)	(3,244,099)	(2,148,198)
Payment of interest on capital	(254,218)	(890,095)	(739,996)
Public-Private Partnership - PPP	(579,486)	(543,346)	(548,079)
Program Contract Commitments	(121,521)	(166,283)	(63,057)
Net cash used in financing activities	(929,018)	(66,349)	(1,705,942)

Increase / (decrease) in cash and cash equivalents	321,528	(1,856,809)	(775,981)

Represented by:
Cash and cash equivalents at the beginning of the year	396,401	2,253,210	3,029,191
Cash and cash equivalents at the end of the year	717,929	396,401	2,253,210
Increase / (decrease) in cash and cash equivalents	321,528	(1,856,809)	(775,981)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2021, the Company operated water and sewage services in 375 municipalities of the State of São Paulo, 342 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and services contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2021	December 31, 2020

Total municipalities that have already signed contracts	342	342
Balance – intangible and contract assets	42,260,091	39,440,568
Percentage of intangible and contract assets	93.80%	93.08%
Revenue from sanitation services (excluding construction revenue)	15,490,808	14,406,803
Percentage of revenue from sanitation services (excluding construction revenue)	95.01%	95.05%

Municipalities with expired contracts:	8	8
Balance – intangible and contract assets	214,329	264,931
Percentage of intangible and contract assets	0.48%	0.63%
Revenue from sanitation services (excluding construction revenue)	41,194	39,088
Percentage of revenue from sanitation services (excluding construction revenue)	0.25%	0.26%

Municipalities with concession agreements due by 2030:	25	25
Balance – intangible and contract assets	1,127,920	1,436,529
Percentage of intangible and contract assets	2.50%	3.39%
Revenue from sanitation services (excluding construction revenue)	653,408	597,483
Percentage of revenue from sanitation services (excluding construction revenue)	4.01%	3.94%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.11%	37.94%
Percentage of revenue from sanitation services (excluding construction revenue)	44.45%	44.58%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the “Novo Mercado” (New Market) segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Regarding the effects of Covid-19, we highlight the migration of billed volume from the public, commercial and industrial categories that have higher average tariffs to the residential category, which showed a slight recovery in 2021 when compared to 2020.

Expenses with allowance for doubtful accounts still show a significant growth due to the increase in delinquency in the period.

Management expects that with the gradual resumption of economic activities, improved water security, due to the works carried out, the generation of operating cash, added to the credit lines available for investments, the financial resources will be sufficient to honor its commitments and not jeopardize the necessary investments.

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Federal Law 14,026/2020, known as the New Legal Framework for Basic Sanitation. The new law expands competition in the sector, by extinguishing program contract.

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

On May 31, 2021, Federal Decree No. 10,710 was edited, which regulates Art. 10-B of Law No. 11,445/2007, establishing the methodology for proving the economic and financial capacity of providers of public services for the supply of drinking water and sanitary sewage, with a view to enabling the achievement of universalization goals by 2033. The aforementioned regulation imposes metrics for the economic-financial evaluation of service providers to prove their ability to make investments within the intended period, in addition to a series of conditions so that the contracts in force can be considered regular, whose eventual adaptations must occur until March 31, 2022, in line with the provisions of Art. 11-B, §1, of the new law.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARSESP) containing documents that prove its capacity to maintain the provision of services in the operated area to meet the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested by the independent auditor and certifying body and at an extraordinary meeting held on March 28, 2022, ARSESP unanimously resolved to recognize the proven economic and financial capacity of Sabesp, as described in note 34.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

In this new context, the Company understands it is important to highlight that i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework, which correspond to around 70% of revenue; ii) it has access to public capital and the private capital market due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; iii) it has high governance level; and iv) it has current contracts with the granting authorities that ensure 95% of revenue.

Approvals

The financial statements were approved by Management on April 27, 2022.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3.2 Financial assets and liabilities

Financial Asset - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2021 and 2020, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Impairment of financial assets

Trade receivables

Due to the charactheristics of the Company’s accounts receivable such as (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing the expected credit loss based on the total asset’s useful life.

The methodology to calculate allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. For estimate purposes, it also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and its default history, which did not result in significant correlation between them.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Revenues are recognized based on IFRS 15 (Revenue from Contracts with Customers), which establishes a five-step model applicable over revenue from a contract with a customer. Revenues are recognized when the Company: i) it identifies the contracts with customers; ii) it identifies the different obligations in the contract; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

(b)       Construction revenue

Revenue from concession construction contracts is recognized in accordance with IFRS 15 (Revenue from Contracts with Customers) and IFRIC 12 (Service Concession Arrengements), as all performance obligations are satisfied over time. During the construction phase of the contract, an asset is classified as contract assets, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3.7 Contract asset

The Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to the customers. As determined by IFRS 15 - Revenue from contract with customer, assets related to the concession under construction, recorded under the scope of IFRIC 12 – Service Concession Arrengements, should be classified as contract asset during the construction period and transferred to the intangible assets only after the completion of the works.

A contract asset is initially recognized at fair value and includes construction margin and borrowing costs capitalized in qualifying assets, when applicable, during the period in which the asset is in the construction phase, based on the weighted average rate of borrowings in effect on the capitalization date. A qualifying asset is an asset that necessarily requires a substantial period of time to be ready for its intended use or sale.

3.8 Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment losses, when necessary. Interest, other finance charges and inflationary effects resulting from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment, in this case, for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, required a substantial period to get ready for its intended use or sale. The Company defined that this period is higher than 12 months.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

Depreciation is calculated using the straight-line method to allocate their cost and the average rates are presented in Note 16 (a). Land is not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized in other operating income (expenses) in the income statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3.9 Intangible assets

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

Donations in assets, received from third parties and governmental entities, to allow the Company to render water and sewage services are recorded in the Company’s financial statements at zero cost, since these assets are controlled by the concession grantor.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other works on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets and investments made and not recovered through rendering of services related to the concessions, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

The details referring to amortization of intangible assets are described in Note 15 (c).

(b)       Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized as expenses when incurred.

3.10 Impairment of non-financial assets

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

3.11 Trade payables and contractors

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3.12 Borrowings and financing

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

3.13 Borrowing costs

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

3.14 Salaries, payroll charges and contributions

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

3.15 Provisions, legal obligations, escrow deposits and contingent assets

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right. Escrow deposits not linked to the related obligations are recorded in noncurrent assets.

Escrow deposits not linked to the related obligations are recorded in noncurrent assets and adjusted by the indexes defined by the competent authorities.

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

Current taxes

The provision for income tax and social contribution is calculated based on the taxable income for the year and the rates effective at the end of the year. The income tax was accrued at rate of 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. The Company periodically evaluates and measures the positions taken in the income tax return with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Deferred taxes

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3.19 Pension plan obligations

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

3.20 Financial revenues and expenses

Financial revenue is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, calculated using the effective interest rate method.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21 Leases

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (j)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5 thousand), which are recorded in the income statement recognized as an expense when incurred.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3.25 Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment which is sanitation services.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations effective for periods beginning on or after January 1, 2021

New standards and revisions

Standard	Description	Impact

Amendments to IFRS 4 – Insurance Contracts, IFRS 7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases

Describes the amendments to the Reference Interest Rate Reform – Phase 2. The adoption of these amendments reflects the effects of the transition from interbank offered rates (“IBOR”) to alternative reference interest rates (also called interest-free rates risk or “risk free rates – RFRs”).

The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.
Amendment to IFRS 16 – COVID-19 - Related Rent Concessions

Establishes practical measures for lessees in the accounting for lease concessions that occurred as a direct result of COVID-19. Under the practical expedient, a lessee is not required to assess whether a COVID-19-related lease concession is a lease modification.

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

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
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
Amendments to IFRS 3 – Reference to the Conceptual Framework[1]

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework, not to the 1989 Framework. The amendments also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the acquirer applies this standard to identify whether there is an obligation at the acquisition date arising from past events. For a tax within the scope of IFRIC 21 - Taxes, the acquirer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition date. Finally, the amendments add an explicit statement that the acquirer does not recognize contingent assets acquired in a business combination.

The Company does not expect effects from this standard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Standard	Description	Impact

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Standard	Description	Impact

Amendments to IAS 37 – Onerous Contracts – Cost of Compliance with the Contract[1]

The amendments specify that the contract's "compliance cost" comprises costs directly related to the contract, which are the incremental costs of compliance with that contract (such as employees or materials) and the allocation of other costs directly related to contract compliance (such as allocation of depreciation expenses for an item of property, plant and equipment used in fulfilling the contract).

These amendments apply to contracts for which the entity has not yet fulfilled all of its obligations at the beginning of the annual period in which the entity applies the changes for the first time. Comparative figures are not restated. Instead, the entity must recognize the cumulative effect of the initial adoption of the amendments as an adjustment to the opening balance of retained earnings (or another component of shareholders' equity, as applicable) at the date of first adoption.

The Company does not expect effects from this standard.
Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 – “Making Materiality Judgments” – Disclosure of Accounting Policies[4]

The amendments modify the requirements contained in IAS 1 regarding the disclosure of accounting policies. The amendments replace all the examples of the term “significant accounting policies” with “relevant accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it could reasonably influence the decisions of key users of general purpose financial statements made on the basis of those financial statements. The supporting paragraphs have also been amended to clarify that accounting policy information relating to non-important transactions, other events or conditions is immaterial and need not be disclosed.

The Board has also prepared guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in IFRS Practice Statement 2.

The Company does not expect effects from these amendments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Standard	Description	Impact

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates[2]

The amendment supersede the definition of change in accounting estimates with the definition of accounting estimates. According to the new definition, accounting estimates are “monetary amounts in the financial statements subject to measurement uncertainty”.
The definition of change in accounting estimates was excluded, however, the Board maintained the concept of changes in accounting estimates in the Standard with the following clarifications:
• A change in the accounting estimate that results from new information or new events does not mean the correction of an error;
• The effects of a change in a data or measurement technique used to develop an accounting estimate correspond to changes in accounting estimates if they do not result from the correction of errors from prior periods.

The Company does not expect effects from these amendments.
Amendments to IAS 12 – Income Taxes – Deferred Tax Related to Assets and Liabilities Resulting from a Single Transaction (“single transaction”)[2]

The amendments introduce an additional exception to the exemption of first-time recognition. According to the amendments, an entity does not apply the exemption of first-time recognition for transactions resulting in equal taxable and deductible temporary differences.

The Company does not expect effects from these amendments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Standard	Description	Impact

Annual improvements to IFRSs: 2018-2020 Cycle Amendments to IFRS 1 – First-time Adoption of International Financial Reporting Standards[1], IFRS 9 – Financial Instruments[1], IFRS 16 – Leases and IAS 41 – Biological Assets and Agricultural Product[1]

  IFRS 1 – First-Time Adoption of International Accounting Standards - provides for an additional measure for a subsidiary that becomes an initial adopter after its parent company with respect to accounting for accumulated translation differences.
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

The Company does not expect effects from these amendments.

1 Effective for annual periods beginning on or after January 1, 2022.

2 Effective for annual periods beginning on or after January 1, 2023.

3 The effective date of the amendments has not yet been defined by IASB.

4 The amendments to IFRS Practice Statement 2 do not have an effective date or transition requirements.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

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

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 3.321.489 as of December 31, 2021 (R$ 3,563,170 as of December 31, 2020), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
	December 31, 2021		December 31, 2020
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	163,538	912,624	167,479	870,338
Borrowings and financing – Yen	49,324,813	2,390,774	52,969,560	2,671,255
Interest and charges from borrowings and financing – US$		4,121		5,540
Interest and charges from borrowings and financing – Yen		13,970		16,037
Total exposure		3,321,489		3,563,170
Borrowing cost – US$		(22,486)		(12,342)
Borrowing cost – Yen		(2,850)		(2,966)
Total foreign-currency denominated borrowings (Note 17)		3,296,153		3,547,862

The 7.1% decrease in foreign currency-denominated debt from December 31, 2020 to December 31, 2021 results from the amortization of debt installments.

The table below shows the exchange rate variation for the period:

	December 31, 2021	December 31, 2020	Variation
US$	R$ 5.5805	R$ 5.1967	7.4%
Iene	R$ 0.04847	R$ 0.05043	-3.9%

In 2021, there was a decrease in the liabilities of borrowings and financing contracts, in the amount of R$ 251,709 (in 2020 - R$ 2,811 increase), related to the exchange rate variation of loan and financing agreements. As of December 31, 2021, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the U.S. dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$ 332,149 (R$ 356,317 as of December 31, 2020), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

The probable scenario below presents the effect in the income statements for the next 12 months considering the projection of the U.S. dollar and the yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Scenario I (Probable)
(*)
Net currency exposure as of December 31, 2021 in US$ - Liabilities	163,538

US$ rate as of December 31, 2021	5.5805
Exchange rate estimated according to the scenario	5.6000
Difference between the rates	(0.0195)

Effect on the net financial result R$ - gain/(loss)	(3,189)

Net currency exposure as of December 31, 2021 in Yen - Liabilities	49,324,813

Yen rate as of December 31, 2021	0.04847
Exchange rate estimated according to the scenario	0.05093
Difference between the rates	(0.00246)

Effect on the net financial result R$ - gain/(loss)	(121,339)

Total effect on the net financial result in R$ - gain/(loss)	(124,528)

(*) For the probable scenario in U.S. dollar, the exchange rate estimated for December 31, 2022 was used, according to the BACEN Focus Report of December 31, 2021. For the Yen, the exchange rate estimated for December 31, 2022 was used, according to B3’s Reference Rates report of December 31, 2021.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The table below provides the Company's borrowings and financing subject to variable interest rates:

	December 31, 2021	December 31, 2020
CDI(i)	7,612,299	7,836,988
TR(ii)	1,638,079	1,619,416
IPCA(iii)	3,019,459	2,176,547
TJLP(iv)	1,478,740	1,517,657
LIBOR(v)	912,626	870,337
Interest and charges	243,696	164,439
Total	14,904,899	14,185,384

(i)	CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness

As of December 31, 2021, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes would have been R$ 149,049
(R$ 141,854 as of December 31, 2020) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)       Credit risk

Credit risk arises from cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2021 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10 and 11.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAA+

The table below shows the rating assessment released by the Fitch agency, for deposit transactions and financial investments in local currency (R$ - domestic rating):

	December 31, 2021	December 31, 2020
Cash and cash equivalents and financial investments
AA(bra)	1,905,810	2,662,685
AAA(bra)	970,474	891,243
Other (*)	275,030	253,619
	3,151,314	3,807,547

(*)	This category includes current accounts and financial investmets in banks referring to Banco BV in the amount of R$ 262,465 (R$ 253,066 in 2020), which are not rated by Fitch.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, by relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

	2022	2023	2024	2025	2026	2027 onwards	Total
As of December 31, 2021

Liabilities
Borrowings and financing	2,767,867	2,749,335	2,939,155	2,976,535	2,721,792	12,484,891	26,639,575
Trade payables and contractors	236,763	—	—	—	—	—	236,763
Services payable	469,027	—	—	—	—	—	469,027
Public-Private Partnership – PPP	429,942	430,440	379,684	351,586	351,586	4,068,466	6,011,704
Program Contract Commitments	77,465	36,442	1,126	1,126	1,126	12,983	130,268

Cross default

The Company has borrowings and financing agreements including cross default clauses, e.g., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses and the more restrictive are showed in Note 17 (c).

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with IFRS 7, in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2021, or until the final settlement of each contract, whichever is shorter, considering a likely scenario.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

December 31, 2021
Indicators	Exposure	Scenario I (Probable)

Assets
CDI	1,533,614	11.79%(**)
Financial income		180,813

Liabilities
CDI	(7,612,299)	11.79%(**)
Interest to be incurred		(897,490)

CDI net exposure	(6,078,685)	(716,677)

Liabilities
TR	(1,638,079)	0.0276%(**)
Expenses to be incurred		(452)

IPCA	(3,019,459)	5.0302%(*)
Expenses to be incurred		(151,885)

TJLP	(1,478,740)	6.4400%(***)
Interest to be incurred		(95,231)

LIBOR	(912,626)	0.536%(**)
Interest to be incurred		(4,892)

Total expenses to be incurred, net		(969,137)

(*)	Source: Focus-BACEN Report of December 31, 2021
(**)	Source: B3 of December 31, 2021
(***)	Source: LCA Consultores of December 31, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
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

	December 31, 2021	December 31, 2020

Total borrowings and financing (Note 17)	17,723,836	17,258,624
(-) Cash and cash equivalents (Note 7)	(717,929)	(396,401)
(-) Financial investments (Note 8)	(2,433,385)	(3,411,146)

Net debt	14,572,522	13,451,077
Total equity	24,931,859	22,793,704

Total capital (shareholders + providers of capital)	39,504,381	36,244,781

Leverage ratio	37%	37%

As of December 31, 2021, the leverage ratio remained at 37% compared to December 31, 2020, mainly due to the increase in total equity, resulting from the profit of December 31, 2021, mitigated by the decrease in cash and cash equivalents.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables and contractors by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

5.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water and Basic Sanitation National Agency – ANA, trade payables and contractors, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial assets

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	717,929	717,929	396,401	396,401
Financial investments	2,433,385	2,433,385	3,411,146	3,411,146
Restricted cash	28,467	28,467	35,742	35,742
Trade receivables	2,918,311	2,918,311	2,450,986	2,450,986
Water and Basic Sanitation National Agency – ANA	20,666	20,666	26,463	26,463
Other assets	226,242	226,242	246,110	246,110

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$818,552 as of December 31, 2021 (R$806,645 as of December 31, 2020), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 11 to the financial statements. Part of this balance, in the amount of R$741,910 (R$732,391 as of December 31, 2020), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,723,836	17,947,954	17,258,624	17,702,649
Trade payables and contractors	236,763	236,763	263,741	263,741
Services payable	469,027	469,027	453,750	453,750
Program contract commitments	122,647	122,647	231,480	231,480
Public-Private Partnership - PPP	3,060,185	3,060,185	3,175,273	3,175,273

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financings have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for these types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to the entities in general, with such long-term characteristics, is usually restricted to BNDES.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
(iv)	Other financings in local currency are considered by carrying the amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates + Libor’s future rate, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2021.

(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2021.

(vii)	Lease and finance lease based on IFRS 16 correspond to instruments valued at their carrying amount restated until the maturity date, and are indexed by a fixed contractual rate. Thus, the Company discloses the amount recorded as of December 31, 2021 as market value.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1 Key accounting judgments in the application of accounting policies

The Company assessed the main accounting policies that involve judgments, except those that involve estimates, and concluded that none of them have a significant effect.

6.2 Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and have greater complexity, as well as those in which assumptions and estimates that are significant for the financial statements are disclosed as follows:

(a)	Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.2 and 3.4.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts historical, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and expectation of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

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

Intangible assets under Concession Agreements, Service Agreements and Program Contracts, are amortized on a straight-line basis according to the useful life of the asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.9 and 15.

The recognition of the fair value of the intangible assets arising from concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
(c)	Pension plan obligations

The Company sponsors a defined benefit plan and the defined contribution plan, as described in Notes 3.19 and 21.

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

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.16 and 19.

(e)	Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.15 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted to take into consideration changes in the circumstances involved.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
(f)	Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10.

7	Cash and cash equivalents

	December 31, 2021	December 31, 2020

Cash and banks	146,853	74,033
Cash equivalents	571,076	322,368
Total	717,929	396,401

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of cash equivalents corresponds to 96.00% of CDI in December 2021 (95.82% in December 2020).

8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2021	December 31, 2020
Banco BV	262,465	253,066
Banco Itaú S/A	366,906	354,296
Banco Bradesco S/A	524,791	506,136
Banco BTG Pactual S/A	367,361	354,299
Banco do Brasil S/A	911,862	1,943,349
	2,433,385	3,411,146

The average yield of financial investments corresponds to 101.57% of CDI in December 2021 (98.95% in December 2020).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

9	Restricted cash

	December 31, 2021	December 31, 2020

Agreement with the São Paulo municipal government (i)	21,464	29,599
Brazilian Federal Savings Bank – escrow deposits (ii)	740	272
Other	6,263	5,871
	28,467	35,742

(i)	Refers to the amount deducted from the transfer 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)	Refers to the savings account intended to receive escrow deposits from lawsuits with final and unappealable decisions in favor of the Company, which are blocked under the contractual clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

10	Trade receivables

(a)       Financial position balances

	December 31, 2021	December 31, 2020
Private sector:
General (i) and special customers (ii)	2,042,023	1,663,738
Agreements (iii)	514,616	398,367

	2,556,639	2,062,105
Government entities:
Municipal	586,810	473,201
Federal	7,869	3,859
Agreements (iii)	278,844	333,740

	873,523	810,800
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,580	3,582
São Caetano do Sul	24,464	18,808

Total wholesale customers – Municipal governments	28,044	22,390

Unbilled supply	740,193	713,310

Subtotal	4,198,399	3,608,605
Allowance for doubtful accounts	(1,280,088)	(1,157,619)

Total	2,918,311	2,450,986

Current	2,695,077	2,204,029
Noncurrent	223,234	246,957

	2,918,311	2,450,986

(i)	General customers - residential and small and mid-sized companies;

(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

(iii)	Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements;

(iv)	Wholesale basis customers - municipal governments - This balance refers to invoices issued as a result of services provided to municipalities, which are responsible for distributing to, billing and charging final customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(b)       The aging of trade receivables is as follows

	December 31, 2021	December 31, 2020

Current	1,896,535	1,793,104
Past-due:
Up to 30 days	502,164	340,760
From 31 to 60 days	267,723	177,103
From 61 to 90 days	182,977	120,488
From 91 to 120 days	155,018	88,323
From 121 to 180 days	258,718	113,060
From 181 to 360 days	95,751	82,365
Over 360 days	839,513	893,402

Total past-due	2,301,864	1,815,501

Total	4,198,399	3,608,605

The increase in the past-due balance was mainly due to higher delinquency in the private sector.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(c)       Allowance for doubtful accounts

	December 31, 2021	December 31, 2020	December 31, 2019

Balance at beginning of the year	1,157,619	1,042,015	1,099,442
Additions	182,547	176,776	54,064
Recoveries	(60,078)	(61,172)	(111,491)

Balance at the end of the year	1,280,088	1,157,619	1,042,015

Reconciliation of estimated/historical losses of income	December 31, 2021	December 31, 2020	December 31, 2019

Write-offs	(508,055)	(329,512)	(179,929)
(Losses)/reversal with state entities - related parties	(13,206)	290	(5,597)
(Losses) with the private sector / government entities	(182,547)	(176,776)	(54,064)
Recoveries	60,078	61,172	111,491

Amount recorded expense (Note 29)	(643,730)	(444,826)	(128,099)

The Company does not have customers representing 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

11	Related-Party Balances and Transactions

(a)       Accounts receivable, interest on capital payable, revenue and expenses with São Paulo

	December 31, 2021	December 31, 2020
Accounts receivable
Current:
Sanitation services (i)	127,614	109,078
Allowance for losses (i)	(52,333)	(39,127)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	11,930	22,726
- GESP Agreement – 2015 (iv)	86,446	75,377

Total current	173,657	168,054

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	4,303
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	643,534	634,288

Total noncurrent	644,895	638,591

Total receivables from shareholders	818,552	806,645

Assets:
Sanitation services	76,642	74,254
Reimbursement of additional retirement and pension benefits (G0)	741,910	732,391

Total	818,552	806,645

Liabilities:
Interest on capital payable to related parties	275,240	116,180

	2021	2020	2019

Revenue from sanitation services	522,608	501,756	556,574
Payments received from related parties	(439,349)	(520,881)	(546,365)

Payment received from reimbursement referring to Law 4,819/58	(179,787)	(173,874)	(152,112)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
(i)	Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii) of this Note.

The Company recognized R$ 52,333 as of December 31, 2021 (R$ 39,127 as of December 31, 2020 and R$ 39,417 as of December 31, 2019) as allowance for losses.

(ii)	Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

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

See additional information about the Go plan in Note 22 (ii).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

On March 22, 2004, the Company signed the first amendment to the GESP Agreement, settling the amounts due by the State of São Paulo for water supply and sewage services provided, monetarily adjusted through February 2004; and formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the State of São Paulo as of December 31, 2003, monetarily adjusted through February 2004; and defining the payment conditions of the remaining liabilities of the State of São Paulo for the receipt of the water supply and sewage services.

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

The Company had not recognize in its Financial Statements the amount receivable of R$696,283 related to the Reservoirs, as it is not virtually certain that will be transferred by the São Paulo State. In March 2015, SABESP and the State of São Paulo entered into an agreement to pay the amounts receivable, totaling R$ 696,283 (more information in item (iv) of this note).

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied when determining the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed as undisputed.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
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

As of December 31, 2021, the balance receivable totaled R$ 86,446 in current assets (R$ 75,377 as of December 31, 2020) and R$ 643,534 in noncurrent assets (R$ 634,288 as of December 31, 2020).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

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

As of December 31, 2021 and 2020, the disputed amounts between SABESP and State of São Paulo, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,375,137 and R$ 1,281,409, respectively. The Company recorded allowances for doubtful accounts for such amounts.

(vi)	Actuarial Liability

The Company also recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of Plan G0. As of December 31, 2021 and 2020, the amounts corresponding to the actuarial liability totaled R$ 2,192,062 and R$ 2,549,541, respectively. For more information on additional retirement and pension benefits, see Note 22.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(b)       Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments to settle the disputes involving the two companies and the SABESP will continue using the reservoirs.

As of December 31, 2021, the Company recorded R$ 7,956 and R$ 88,264 in Other Liabilities, under current and noncurrent liabilities, respectively (in December 31, 2020, R$ 17,255 and R$ 73,660). In 2021, the amount of R$ 19,209 was paid.

(c)       Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State Government that benefit them with a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)       Guarantees

The São Paulo State provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees, see Note 17.

(e) Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the São Paulo State Government, whose expenses are fully charged.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

In 2021, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 734 (R$ 2,108 in 2020 and R$ 4,881 in 2019).

In 2021, there were not expenses related to personnel assigned by other entities to SABESP (In 2020 and 2019, the expenses related to personnel assigned by other entities to SABESP were R$ 13 and R$ 139, respectively.

(f)       Non-operating assets

As of December 31, 2021 and 2020, the Company had an amount of R$ 3,613 related to a land and lent structures.

(g) SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2021 amounted to R$ 129,600 (R$ 319,053 as of December 31, 2020), according to Note 22.

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

CODEC defines that the proposal for global and individual compensation of the statutory bodies for publicly held companies listed in B3’s Novo Mercado segment, controlled by the State, must be prepared by the Board of Directors under the Company’s Bylaws, within the scope of the Institutional Compensation Policy and submitted for approval of the Annual Shareholders’ Meeting.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

SABESP pays bonuses for purposes of compensation of its Executive Officers, in accordance with the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times Management’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 6,369 and R$ 6,426 in 2021 and 2020, respectively.

Additional amounts of R$ 1,440 and R$ 1,439, referring to the executive officers’ bonus program, were paid in 2021 and 2020, respectively.

(i)       Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2021, the balance of principal and interest of this agreement totaled R$ 11,884 and R$ 11,021, recorded under current assets and noncurrent assets, respectively, in “Other assets” (R$ 9,420 and R$ 23,866 as of December 31, 2020), at CDI + 1.2% p.a..

The loan agreement originally matured on April 30, 2015 but was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through credit facility with the SPE Águas de Andradina S/A to finance the operations of this company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2021, the balance of principal and interest of this agreement totaled R$ 34 and R$ 1,009, recorded under current assets and noncurrent assets, respectively, in “Other assets” at CDI + 3% p.a..

This agreement was signed on August 17, 2021. The principal with the readjustment, accrued interest and any taxes levied thereon, shall be fully reimbursed by the Borrower, to SABESP, until August 31, 2025.

(j) FEHIDRO

In April 2021, the Company entered into three financing agreements within the scope of the State Water Resources Fund – FEHIDRO. The funds will be allocated to the execution of sanitary sewage works and services in the municipalities of São Paulo, Itapecerica da Serra and Vargem Grande Paulista. The total investment amount is R$ 10.8 million, of which R$ 8.7 million, or 80% of the total, will be financed by FEHIDRO and, R$ 2.1 million, or 20% of the total, from counterpart of SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, with an 18-month grace period and 41 months of amortization.

12	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect the returns over the investments, indicating participating shared control (joint venture – IFRS 11).

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

Sesamm's capital as of December 31, 2021, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and GS Inima 64%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The operations initiated in June 2012.

(b)	Águas de Andradina

As of September 15, 2010, the Company, Águas de Andradina S.A. was incorporated, with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2021, the capital of Águas de Andradina totaled R$ 17,936, divided into 17,936,174 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%.

The Company pledges as guarantee 100% of its shares in Águas de Andradina as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

(c)	Águas de Castilho

As of October 29, 2010, the Company, Águas de Castilho, was incorporated for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2021, the company’s capital was R$ 2,785, and was represented by 2,785,225 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

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

As of December 31, 2021, the capital totaled R$ 37,677, and was represented by 37,677,245 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2021, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest.

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

As of December 31, 2021, operations had not initiated yet.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Below is a summary of the investees’ financial information and SABESP’s equity interest:

Company	Equity			Dividends distributed	Profit (loss) for the year
	2021	2020	2019	2021	2021	(*)	2020	2019

Sesamm	58,421	51,514	45,923	(2,152)	9,059	—	7,332	4,418
Águas de Andradina	29,591	29,576	30,065	(2,320)	2,424	(89)	778	7,271
Águas de Castilho	9,384	8,533	7,242	(592)	1,428	15	1,613	1,767
Saneaqua Mairinque¹	—	4,013	4,783	—	—	—	(770)	(871)
Attend Ambiental	23,493	11,409	7,486	—	4,701	7,383	3,923	(18,217)
Aquapolo Ambiental	58,172	41,903	37,772	(9,000)	25,269	—	19,131	16,283
Paulista Geradora de Energia	6,153	6,692	7,144	—	(539)	—	(452)	(481)

Company	Investments		Dividends distributed	Other Comprehensive Income	Reclassification	Equity in the earnings of subsidiaries				Interest percentage
	2021	2020	2021	2020	2020	2021	(*)	2020	2019	2021	2020	2019

Sesamm	21,032	18,546	(775)	—	—	3,261	—	2,640	1,591	36%	36%	36%
Águas de Andradina	8,877	8,873	(696)	—	—	727	(27)	233	2,181	30%	30%	30%
Águas de Castilho	2,815	2,560	(178)	—	—	429	4	485	529	30%	30%	30%
Saneaqua Mairinque²	—	—	—	17	(1,203)	—	—	(248)	(262)	4,6%	4,6%	30%
Attend Ambiental	10,572	5,134	—	—	—	2,116	3,322	1,765	(8,198)	45%	45%	45%
Aquapolo Ambiental	28,504	20,532	(4,410)	—	—	12,382	—	9,374	7,979	49%	49%	49%
Paulista Geradora de Energia	1,538	1,673	—	—	—	(135)	—	(113)	(119)	25%	25%	25%
Total	73,338	57,318	(6,059)	17	(1,203)	18,780	3,299	14,136	3,701
Other investments	6,099	6,099
Overall total	79,437	63,417

(*)	Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2020 were issued, including some adjustments, after the Company’s financial statements.

(¹)	The amounts presented for 2020 refer to July 31, 2020.

(²)	On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734 recorded as “Other investments”. The amounts corresponding to the equity result were recorded until July 2020.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

13	Investment properties

	December 31, 2020	Write-offs and disposals	Depreciation	December 31, 2021
Investment properties	46,274	(100)	(48)	46,126

	December 31, 2019	Transfers	Depreciation	December 31, 2020
Investment properties	47,562	(1,240)	(48)	46,274

	December 31, 2018	Transfers	Depreciation	December 31, 2019
Investment properties	47,620	(9)	(49)	47,562

As of December 31, 2021 and 2020, the market value of these properties was approximately R$386,000 and R$383,000, respectively.

14	Contract assets
	December 31, 2020	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2021 (iii)
Total contract assets	7,969,164	4,759,789	2,412	(4,181,263)	8,550,102

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarulhos and Praia Grande, in the amounts of R$ 2,419 million, R$ 180 million and R$ 158 million, respectively.

(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Itaquaquecetuba and São Bernardo do Campo, in the amounts of R$ 2,270 million, R$ 199 million and R$ 180 million, respectively.

(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,955 million, R$ 634 million and R$ 407 million, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2021, contract assets include leases recognized before December 31, 2019 in accordance with IAS 17 amounting to R$ 276,893 (R$ 276,893 as of December 31, 2020). The leases are cost of the works, and since June 2020 the complementary works are being carried out by the Company.

	December 31, 2019	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2020 (iii)
Total contract assets	7,617,714	3,984,158	55,706	(3,688,414)	7,969,164

	December 31, 2018	Additions	Write-offs	Transfers	Transfers of works to intangible assets	December 31, 2019
Total contract assets	7,407,948	3,532,283	(4,910)	10,710	(3,328,317)	7,617,714

(a)       Capitalization of interest and other finance charges

In 2021, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in the contract asset, totaling R$ 300,792 (R$ 238,330 in 2020 and R$ 233,251 in 2019) during the construction period.

(b) Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Accordingly, the Company recognizes revenue from construction service corresponding to the cost of construction increased by gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2021 and 2020 the margin was 2.3%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Construction margin for 2021, 2020 and 2019 were R$ 98,402, R$ 86,477 and R$ 65,172, respectively.

(c)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of such expropriations are recorded in contract assets during construction. In 2021 and 2020, the total referring to expropriations was R$ 67,714 and R$ 33,136, respectively.

15	Intangible assets

(a)       Statement of financial position details

	December 31, 2021			December 31, 2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	696,728	(205,671)	491,057	671,904	(188,129)	483,775
Concession agreements – economic value	1,497,968	(816,527)	681,441	1,446,261	(711,596)	734,665
Program contracts	24,804,170	(7,652,149)	17,152,021	23,160,119	(6,799,812)	16,360,307
Program contracts – commitments	1,709,757	(391,800)	1,317,957	1,709,757	(338,834)	1,370,923
Services contracts – São Paulo	22,834,803	(6,676,032)	16,158,771	20,579,676	(5,707,072)	14,872,604
Software license of use	1,133,833	(535,099)	598,734	978,085	(437,460)	540,625
Right of use – other assets	173,715	(69,862)	103,853	141,782	(99,106)	42,676
Total	52,850,974	(16,347,140)	36,503,834	48,687,584	(14,282,009)	34,405,575

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(b)       Changes

	December 31, 2020	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2021
Intangible right arising from:
Concession agreements – equity value (*)	483,775	—	24,656	467	(148)	(17,693)	491,057
Concession agreements – economic value	734,665	—	52,275	(14)	(242)	(105,243)	681,441
Program contracts (*)	16,360,307	17,690	1,640,733	13,744	(8,840)	(871,613)	17,152,021
Program contracts – commitments	1,370,923	—	—	—	—	(52,966)	1,317,957
Services contracts – São Paulo	14,872,604	14,950	2,307,851	(13,827)	(13,745)	(1,009,062)	16,158,771
Software license of use	540,625	—	155,748	—	—	(97,639)	598,734
Right of use – Other assets	42,676	140,321	—	—	(4,103)	(75,041)	103,853
Total	34,405,575	172,961	4,181,263	370	(27,078)	(2,229,257)	36,503,834

(*)	As of December 31, 2021, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 245,681 - R$ 65,012 recognized as concession agreements – equity value and R$ 180,669 recognized as program contracts (R$ 269,561 as of December 31, 2020 – R$ 76,454 recognized as concession agreements – equity value and R$ 193,107 recognized as program contracts).

	December 31, 2019	Addition	Contract renewal	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	1	(1,031,830)	47,154	1,440	(858)	(26,985)	483,775
Concession agreements – economic value	712,852	—	—	113,320	(1,403)	(42)	(90,062)	734,665
Program contracts (*)	13,819,700	303,472	1,031,830	2,075,268	(51,570)	(5,423)	(812,970)	16,360,307
Program contracts – commitments	1,364,875	58,323	—	—	—	—	(52,275)	1,370,923
Services contracts – São Paulo	14,390,763	20,940	—	1,382,656	(23,645)	(9,990)	(888,120)	14,872,604
Software license of use	471,706	—	—	70,016	78,169	—	(79,266)	540,625
Right of use – Other assets	70,698	28,549	—	—	—	—	(56,571)	42,676
Total	32,325,447	411,285	—	3,688,414	2,991	(16,313)	(2,006,249)	34,405,575

(*)	As of December 31, 2020, intangible assets includes leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 269,561 - R$ 76,454 recognized as concession agreements – equity value and R$ 193,107 recognized as program contracts (R$ 292,824 as of December 31, 2019 – R$ 87,266 recognized as concession agreements – equity value and R$ 205,558 recognized as program contracts).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
	December 31, 2018	First-time adoption of IFRS 16	Addition	Contract renewal	Transfer to indemnities receivable	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2019*
Intangible right arising from:
Concession agreements – equity value (*)	4,073,344	—	2	(2,690,660)	(4,345)	131,809	76,804	(8,311)	(83,790)	1,494,853
Concession agreements – economic value	1,232,009	—	2,034	(532,173)	—	89,041	1,956	(569)	(79,446)	712,852
Program contracts (*)	8,777,929	—	1,338,443	3,223,773	—	970,534	137,283	(10,312)	(617,950)	13,819,700
Program contracts – commitments	1,079,551	—	331,328	—	—	—	—	—	(46,004)	1,364,875
Services contracts – São Paulo	13,391,452	—	3,867	(940)	—	2,054,940	(228,583)	(20,739)	(809,234)	14,390,763
Software license of use	458,175	—	—	—	—	81,993	(991)	—	(67,471)	471,706
Right of use – Other assets	—	64,955	48,278	—	—	—	—	—	(42,535)	70,698
Total	29,012,460	64,955	1,723,952	—	(4,345)	3,328,317	(13,531)	(39,931)	(1,746,430)	32,325,447

(*)	As of December 31, 2019, intangible assets includes leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 292,824 - (R$ 315,717 as of December 31, 2018 – R$ R$ 98,077 recognized as concession agreements – equity value and R$ 217,640 recognized as program contracts).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(c)       Intangible arising from concession agreements

The Company operates public utility service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public utility service (See Note 3.9 (a)). The agreements provide for the return of the assets to the concession grantor at the end of the concession period.

As of December 31, 2021 and 2020, the Company operated in 375 municipalities in the State of São Paulo (372 as of December 31, 2019). Most of these contracts have a 30-year concession period, except for the contracts with the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which were signed for a period of 40 years.

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2021 and 2020 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(iii) Program contracts

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

As of December 31, 2021 and 2020, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 77,652 and R$ 162,541, respectively, and in noncurrent liabilities, totaling R$ 44,995 and R$ 68,939, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

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

As of April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/2014-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/2014-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State and SABESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

On May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision and, as of this revision cycle, ARSESP has been passing-on on the tariffs up to 4% of municipal revenue, which is transferred from SABESP to the Municipal Fund for Environmental Sanitation and Infrastructure legally created. Under the Second Ordinary Tariff Revision, concluded in May 2018, the only contract providing for that transfer and meeting the requirements of ARSESP was the one executed with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the Municipal Fund for Environmental Sanitation and Infrastructure of São Paulo were passed-on to the tariffs of the tariff cycle ended in April 2021.

The Municipal Government of São Paulo and the Company have not reached an agreement to define the percentage of the Municipal Fund for Environmental Sanitation and Infrastructure transfer to the tariffs charged by the Company in the Municipality of São Paulo, which led to the filing by the municipality claiming the percentage provided for in the contract between the parties. The municipality required the suspension of the lawsuit and SABESP has not yet been summoned.

At the time of execution of the agreement, the municipality of São Paulo and the Company did not conclude an agreement to settle the pending financial issues existing, related to the rendering water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed lawsuits for collection of the aforementioned amounts, which remain in progress and are recorded under allowance for doubtful accounts.

The agreement represents 44.45% of the total revenue of the Company as of December 31, 2021 (44.58% as of December 31, 2020), and ensures the judicial and assets security.

(d)       Public-Private Partnership - PPP

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2021 and 2020, the carrying amounts related to this PPP recorded in intangible assets were R$ 269,062 and R$ 287,645, respectively. In 2020 and 2019, a discount rate of 8.20% p.a. was used to calculate the present value adjustment of this contract.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 13,265, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

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

The works started in April 2014 and The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 36,519, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first: (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2021 and 2020, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, amounted to R$ 2,895,798 and R$ 3,065,445, respectively. Intangible assets are accrued for based on the physical evolution of the construction, with a counter-entry in the Private-Public Partnership (PPP) liabilities account. In 2021, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2021 and 2020 are shown in the table below:

	December 31, 2021			December 31, 2020
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	69,442	102,873	172,315	59,429	149,726	209,155
São Lourenço	73,315	2,814,555	2,887,870	70,778	2,895,340	2,966,118
Total	142,757	2,917,428	3,060,185	130,207	3,045,066	3,175,273

(e) Amortization of intangible assets

The amortization average rate totaled 4.9% as of December 31, 2021 (4.7% as of December 31, 2020 and 4.2% as of December 31, 2019).

(f)       Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The implementation of the commercial module Net@Suíte system was concluded on October 13, 2021.

(g) Right of use

Nature	December 31, 2021	December 31, 2020

Leases - Contract Assets	276,893	276,893

Leases - Concession Agreements and Program Contracts
Cost	405,446	405,426
Accumulated amortization	(159,765)	(135,865)
(=) Net	245,681	269,561

Other assets (*)
Vehicles	142,003	115,208
Properties	6,570	15,508
Equipment	9,841	4,541
Other assets	15,301	6,525
Accumulated amortization	(69,862)	(99,106)
(=) Net	103,853	42,676

Right of use	626,427	589,130

(*) From January to December 2021, costs and accumulated totaling R$ 108,406, referring to expired rights of use, were written off.

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The table below shows the impact in the income statements:

Impact in the income statement
	December 31, 2021	December 31, 2020	December 31, 2019

Right-of-use amortization	(75,041)	(79,834)	(65,413)
Financial result – interest expenses	(68,730)	(62,956)	(54,791)
Short-term and low-value lease expenses	(22,467)	(13,845)	(51,855)
Decrease of the income of the year	(166,238)	(156,635)	(172,059)

(h) Performance Agreements

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

As of December 31, 2021 and 2020, the accounting balances of these agreements recorded in contract asset were R$ 737,657 and R$ 306,738, and in intangible assets they totaled R$ 871,488 and R$ 265,940, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

16	Property, plant and equipment

(a)       Statement of financial position details

	December 31, 2021				December 31, 2020
	Cost	Accumulated depreciation	Net	Annual Depreciation average rate	Cost	Accumulated depreciation	Net	Annual Depreciation average rate
Land	94,213	—	94,213	—	94,213	—	94,213	—
Buildings	86,703	(41,205)	45,498	2.1%	86,860	(41,513)	45,347	2.1%
Equipment	397,782	(282,628)	115,154	15.1%	372,103	(271,087)	101,016	14.8%
Transportation equipment	10,434	(7,962)	2,472	9.9%	10,319	(7,350)	2,969	9.9%
Furniture and fixtures	36,561	(14,482)	22,079	6.7%	31,232	(13,813)	17,419	6.7%
Other	11,982	(241)	11,741	5.0%	7,618	(331)	7,287	4.9%
Total	637,675	(346,518)	291,157	11.1%	602,345	(334,094)	268,251	11.2%

(b)       Changes

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2021
Land	94,213	—	—	—	—	94,213
Buildings	45,347	3,181	(1,965)	(5)	(1,060)	45,498
Equipment	101,016	38,807	(3,398)	(365)	(20,906)	115,154
Transportation equipment	2,969	97	69	—	(663)	2,472
Furniture and fixtures	17,419	4,477	1,647	(206)	(1,258)	22,079
Other	7,287	3,719	865	—	(130)	11,741
Total	268,251	50,281	(2,782)	(576)	(24,017)	291,157

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2020
Land	92,962	—	1,251	—	—	94,213
Buildings	41,705	5,430	(713)	—	(1,075)	45,347
Equipment	152,273	26,055	(49,188)	(174)	(27,950)	101,016
Transportation equipment	1,984	298	1,351	—	(664)	2,969
Furniture and fixtures	18,219	4,087	(3,712)	(103)	(1,072)	17,419
Other	7,250	6,537	(6,446)	—	(54)	7,287
Total	314,393	42,407	(57,457)	(277)	(30,815)	268,251

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2019
Land	92,979	—	(17)	—	—	92,962
Buildings	40,125	3,497	15	—	(1,932)	41,705
Equipment	116,086	63,216	3,149	(429)	(29,749)	152,273
Transportation equipment	3,473	308	(1,117)	(2)	(678)	1,984
Furniture and fixtures	13,578	5,266	734	(162)	(1,197)	18,219
Other	1,371	5,872	66	—	(59)	7,250
Total	267,612	78,159	2,830	(593)	(33,615)	314,393

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

17	Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	113,049	158,499	45,450	158,425	203,875
14th issue debentures	25,388	—	25,388	51,873	24,205	76,078
17th issue debentures	102,252	101,982	204,234	91,850	183,335	275,185
18th issue debentures	48,479	92,677	141,156	45,918	135,105	181,023
21st issue debentures	174,849	—	174,849	175,000	174,769	349,769
22nd issue debentures	200,000	508,530	708,530	99,969	678,149	778,118
23rd issue debentures	—	864,776	864,776	—	864,678	864,678
24th issue debentures	—	461,350	461,350	—	414,994	414,994
25th issue debentures	—	—	—	1,442,610	—	1,442,610
26th issue debentures	—	1,168,317	1,168,317	—	1,047,767	1,047,767
27th issue debentures	—	997,433	997,433	—	997,000	997,000
28th issue debentures	—	1,197,395	1,197,395	—	—	—
29th issue debentures	—	1,230,602	1,230,602	—	—	—
Brazilian Federal Savings Bank	98,784	1,380,170	1,478,954	90,382	1,324,459	1,414,841
Brazilian Development Bank - BNDES PAC	13,394	6,665	20,059	13,185	20,247	33,432
Brazilian Development Bank - BNDES PAC II 9751	7,161	30,308	37,469	7,159	37,447	44,606
Brazilian Development Bank - BNDES PAC II 9752	4,851	20,619	25,470	4,851	25,470	30,321
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	60,089	86,840	26,751	86,809	113,560
Brazilian Development Bank - BNDES TIETÊ III	117,593	617,251	734,844	86,823	542,519	629,342
Brazilian Development Bank - BNDES 2015	33,558	420,685	454,243	33,558	454,126	487,684
Brazilian Development Bank - BNDES 2014	6,524	22,874	29,398	5,143	23,017	28,160
Inter-American Development Bank - BID 2202	181,349	2,344,403	2,525,752	181,349	2,524,798	2,706,147
Inter-American Development Bank - BID INVEST	34,800	890,400	925,200	44,815	898,060	942,875
Leases (Concession Agreements, Program Contracts and Contract Assets)	36,640	360,671	397,311	28,847	399,896	428,743
Leases (Others)	69,306	56,663	125,969	36,576	9,300	45,876
Other	4,790	9,274	14,064	3,778	11,382	15,160
Interest and charges	239,581	—	239,581	158,918	—	158,918
Total in local currency	1,471,500	12,956,183	14,427,683	2,674,805	11,035,957	13,710,762

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Borrowings and financing outstanding balance	December 31, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$41,112 thousand (US$51,390 thousand in December 2020)	57,357	172,071	229,428	53,412	213,649	267,061
Inter-American Development Bank - BID 4623 – US$30,329 thousand (US$ 10.220 thousand in December 2020)	—	155,192	155,192	—	46,474	46,474
International Bank of Reconstruction and Development -BIRDs 7662 e 8906 – US$76,712 thousand (US$82,792 thousand in December 2020)	33,927	386,328	420,255	31,594	393,949	425,543
JICA 15 – ¥9,219,440 thousand (¥10,371,870 thousand in December 2020)	55,858	391,008	446,866	58,117	464,936	523,053
JICA 18 – ¥8,289,280 thousand (¥9,325,440 thousand in December 2020)	50,223	351,398	401,621	52,253	417,846	470,099
JICA 17 – ¥3,706,564 thousand (¥3,349,203 thousand in December 2020)	12,833	165,900	178,733	11,260	156,738	167,998
JICA 19 – ¥28,109,529 thousand (¥29,923,047 thousand in December 2020)	87,901	1,272,803	1,360,704	91,456	1,415,683	1,507,139
BID 1983AB – US$15,385 thousand (US$23,077 thousand in December 2020)	42,927	42,336	85,263	39,975	78,943	118,918
Interest and charges	18,091	—	18,091	21,577	—	21,577
Total in foreign currency	359,117	2,937,036	3,296,153	359,644	3,188,218	3,547,862

Total borrowings and financing	1,830,617	15,893,219	17,723,836	3,034,449	14,224,175	17,258,624

Exchange rate as of December 31, 2021: US$5.5805; ¥0.04847 (as of December 31, 2020: US$5.1967; ¥0.05043).

As of December 31, 2021, the Company did not have balances of borrowings and financing, raised during the year, to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75% (Series 1) and 4.5% (Series 2) and 4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% e CDI+ 0.90%
22nd issue debentures	Own funds	2025	CDI +0.58% (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
23rd issue debentures	Own funds	2027	CDI +0.49% (Series 1) and CDI + 0.63% (Series 2)
24th issue debentures	Own funds	2029	3.20% (Series 1) and 3.37% (Series 2)	IPCA (Series 1 and 2)
25th issue debentures	Own funds	2021	CDI + 3.3%
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI +1.60% (Series 1) and CDI + 1.80% (Series 2) and 2.25% (Series 3)
28th issue debentures	Own funds	2028	CDI +1.20% (Series 1) and CDI + 1.44% (Series 2) and 1.60% (Series 3)
29th issue debentures	Own funds	2036	CDI +1.29% (Series 1) and 5.3058% (Series 2) and 5.4478% (Series 3)	IPCA (series 2 and 3)
Brazilian Federal Savings Bank	Own funds	2021/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP+1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP+2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP+1.76%
Inter-American Development Bank – BID 2202	Government	2035	CDI+0.86%
Inter-American Development Bank – BID INVEST	Own funds	2034	CDI+1.90% and CDI+2.70%
Leases (Concession Agreements, Program Contracts and Contract Assets)		2035	7.73% to 10.12%	IPC
Leases (Others)		2023	4.25% to 12.34%
Other	Own funds	2025	3% (FEHIDRO) and TJLP + 1.5% (FINEP)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 - US$41,112 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 4623 - US$30,329 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development – BIRDs 7662 and 8906 - US$76,712 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥9,219,440 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥8,289,280 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥3,706,564 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥28,109,529 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$15,385 thousand	-	2023	2.08% to 2.38% (*)	US$

(*)	Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(i)       Payment schedule – book value as of December 31, 2021

	2022	2023	2024	2025	2026	2027	2028 to 2044	TOTAL
LOCAL CURRENCY
Debentures	596,418	694,806	1,062,558	1,194,424	1,074,178	1,153,648	1,556,497	7,332,529
Brazilian Federal Savings Bank	98,784	94,055	93,315	99,152	105,355	111,936	876,357	1,478,954
BNDES	209,832	203,103	196,438	176,274	166,466	154,029	282,181	1,388,323
BID 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,437,658	2,525,752
BID INVEST	34,800	37,340	39,550	44,300	106,390	108,728	554,092	925,200
Leases (Concession Agreements, Program Contracts and Contract Assets)	36,640	39,132	40,228	44,322	30,846	30,481	175,662	397,311
Leases (Others)	69,306	40,094	9,640	5,656	1,273	—	—	125,969
Other	4,790	4,719	2,393	2,162	—	—	—	14,064
Interest and charges	239,581	—	—	—	—	—	—	239,581
TOTAL IN LOCAL CURRENCY	1,471,500	1,294,598	1,625,471	1,747,639	1,665,857	1,740,171	4,882,447	14,427,683
FOREIGN CURRENCY
BID	57,357	57,357	57,357	61,811	8,908	8,908	132,922	384,620
BIRD	33,927	33,928	33,928	33,928	33,928	33,928	216,688	420,255
JICA	206,815	206,815	206,815	206,815	206,815	206,815	1,147,034	2,387,924
BID 1983AB	42,927	42,336	—	—	—	—	—	85,263
Interest and charges	18,091	—	—	—	—	—	—	18,091
TOTAL IN FOREIGN CURRENCY	359,117	340,436	298,100	302,554	249,651	249,651	1,496,644	3,296,153
Overall Total	1,830,617	1,635,034	1,923,571	2,050,193	1,915,508	1,989,822	6,379,091	17,723,836

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(ii)       Changes

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	—	2,450,000	(25,717)	225,106	—	(387,618)	(1,963,282)	258,114	139,563	15,298	7,467,968
Brazilian Federal Savings Bank	1,418,832	—	156,488	—	685	—	(113,030)	(93,064)	79,966	33,236	—	1,483,113
BNDES	1,370,902	—	207,136	—	—	—	(88,084)	(186,179)	51,122	37,688	259	1,392,844
BID 2202	2,730,195	—	—	—	—	—	(97,829)	(181,349)	63,964	73,506	955	2,589,442
BID INVEST	944,513	—	—	—	—	—	(33,276)	(18,340)	63,380	—	665	956,942
Leases (Concession Agreements, Program Contracts and Contract Assets)	428,743	—	—	—	—	—	(52,250)	(31,432)	52,250	—	—	397,311
Leases (Others)	45,876	140,187	—	—	—	—	(15,782)	(76,013)	31,701	—	—	125,969
Other	15,197	—	2,921	(32)	—	—	(718)	(3,986)	690	22	—	14,094
TOTAL IN LOCAL CURRENCY	13,710,762	140,187	2,816,545	(25,749)	225,791	—	(788,587)	(2,553,645)	601,187	284,015	17,177	14,427,683

FOREIGN CURRENCY
BIDs	317,302	—	108,728	(7,620)	22,979	—	(8,488)	(53,197)	7,936	—	197	387,837
BIRD	426,860	—	—	(3,377)	30,814	—	(2,481)	(32,965)	1,789	—	241	420,881
Eurobonds	2,684,321	—	34,360	(76)	(108,851)	10,198	(43,184)	(216,190)	35,315	5,802	192	2,401,887
JICA	119,379	—	—	—	6,536	—	(2,705)	(40,607)	1,753	777	415	85,548
BID 1983AB	3,547,862	—	143,088	(11,073)	(48,522)	10,198	(56,858)	(342,959)	46,793	6,579	1,045	3,296,153
TOTAL IN FOREIGN CURRENCY	17,258,624	140,187	2,959,633	(36,822)	177,269	10,198	(845,445)	(2,896,604)	647,980	290,594	18,222	17,723,836

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	—	—	3,507,640	(52,328)	86,939	—	(161,494)	(572,871)	201,150	26,073	10,167	6,756,504
Brazilian Federal Savings Bank	1,429,250	—	—	74,485	—	—	—	(111,601)	(84,821)	73,067	38,452	—	1,418,832
BNDES	1,201,411	—	—	213,514	—	—	—	(47,164)	(81,213)	47,668	36,427	259	1,370,902
BID 2202	—	2,807,371	—	—	—	—	—	(37,613)	(90,674)	22,668	27,886	557	2,730,195
BID INVEST	—	—	—	950,000	(7,125)	—	—	—	—	1,638	—	—	944,513
Leases (Concession Agreements, Program Contracts and Contract Assets)	459,671	—	—	—	—	—	—	(51,431)	(30,928)	51,431	—	—	428,743
Leases (Others)	74,453	—	28,549	—	—	—	—	(9,108)	(56,571)	8,553	—	—	45,876
Other	9,898	—	—	7,250	—	—	—	(671)	(1,962)	651	31	—	15,197
TOTAL IN LOCAL CURRENCY	6,885,911	2,807,371	28,549	4,752,889	(59,453)	86,939	—	(419,082)	(919,040)	406,826	128,869	10,983	13,710,762

FOREIGN CURRENCY
BIDs	2,316,190	(2,807,371)	—	52,141	(6,635)	845,246	48,246	(45,010)	(121,088)	10,490	24,695	398	317,302
BIRD	357,880	—	—	—	(2,029)	102,029	1,217	(7,572)	(31,216)	5,659	752	140	426,860
Eurobonds	1,413,956	—	—	—	—	457,931	—	(104,170)	(1,868,676)	90,941	9,195	823	—
JICA	2,106,908	—	—	40,830	(117)	715,956	17,841	(43,758)	(200,597)	40,172	6,897	189	2,684,321
BID 1983AB	163,864	—	—	—	(152)	59,078	—	(7,033)	(103,482)	5,843	618	643	119,379
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,807,371)	—	92,971	(8,933)	2,180,240	67,304	(207,543)	(2,325,059)	153,105	42,157	2,193	3,547,862
TOTAL	13,244,709	—	28,549	4,845,860	(68,386)	2,267,179	67,304	(626,625)	(3,244,099)	559,931	171,026	13,176	17,258,624

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	December 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	—	1,266,755	(11,814)	42,692	—	(234,307)	(1,055,623)	195,586	17,233	3,845	3,711,228
Brazilian Federal Savings Bank	1,345,684	—	162,767	—	—	—	(109,128)	(79,404)	74,421	34,910	—	1,429,250
BNDES	1,072,605	—	256,981	(628)	2,082	826	(83,419)	(131,026)	60,644	23,112	234	1,201,411
Leases (Concession Agreements, Program Contracts and Contract Assets)	568,666	—	—	—	1,765	3,761	(47,663)	(123,880)	49,160	7,862	—	459,671
Leases (Others) (*)	—	113,233	—	—	—	—	(1,141)	(42,646)	5,007	—	—	74,453
Other	9,571	—	1,683	—	28	—	(655)	(1,383)	652	2	—	9,898
TOTAL IN LOCAL CURRENCY	6,483,387	113,233	1,688,186	(12,442)	46,567	4,587	(476,313)	(1,433,962)	385,470	83,119	4,079	6,885,911

FOREIGN CURRENCY
BID	2,399,985	—	—	—	40,594	49,387	(83,602)	(171,892)	26,332	54,431	955	2,316,190
BIRD	356,420	—	2,540	(2,540)	12,575	1,657	(10,627)	(12,273)	8,548	1,561	19	357,880
Deutsche Bank	292,872	—	—	—	13,255	—	(18,562)	(303,866)	12,929	1,240	2,132	—
Eurobonds	1,358,412	—	—	—	54,565	—	(102,883)	—	94,095	8,943	824	1,413,956
JICA	2,036,128	—	117,861	(112)	104,027	3,675	(35,001)	(155,064)	32,194	3,013	187	2,106,908
BID 1983AB	225,592	—	—	(105)	8,943	—	(10,338)	(71,141)	9,111	870	932	163,864
TOTAL IN FOREIGN CURRENCY	6,669,409	—	120,401	(2,757)	233,959	54,719	(261,013)	(714,236)	183,209	70,058	5,049	6,358,798
Overall Total	13,152,796	113,233	1,808,587	(15,199)	280,526	59,306	(737,326)	(2,148,198)	568,679	153,177	9,128	13,244,709
(*) The amount presented in Funding for Leasing (IFRS 16) includes R$ 64,955 referring to the initial adoption of the standard on January 1, 2019.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(a)        Main events in 2021

(i)	Debentures

In 2021, there were amortizations in the amounts of R$ 91.7 million, R$ 100.0 million, R$ 175.0 million and R$ 1,585.9 million (of which R$ 1,450.0 million of principal and R$ 135.9 million of interest), referring to the 17th, 22nd, 21st and 25th issuances of debentures, respectively.

28th issue debentures

In July 2021, the Company raised R$ 1.2 billion from the 28th issue of simple and unsecured debentures, not convertible into shares, in up to three series, according to CVM Instruction 476. The funds raised will be used to refinance commitments maturing in 2021 and to recompose the Company’s cash.

The 28th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 127,800	07/2024	CDI + 1.20 p.a.
Series 2	R$ 888,200	07/2026	CDI + 1.44 p.a.
Series 3	R$ 184,000	07/2028	CDI + 1.60 p.a.

29th issue debentures

On December 2021, the Company raised the amount of R$1.25 billion referring to the 29th issue of simple and unsecured type debentures, non-convertible into shares, in up three series, according to CVM Instruction 400.

The funds raised of the first series will be used to refinance commitments maturing and to recompose the Company's cash.

The funds raised of the second and the third series will be used for investment, related to the execution of the projects: (i) Expansion of the Water Supply and Sanitary Sewage Systems in the Metropolitan Region of São Paulo (RMSP) and (ii) Expansion of the Sanitary Sewage System in Baixada Santista.

The 29th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	12/2026	CDI + 1.29% p.a.
Series 2	R$ 600,000	12/2031	IPCA + 5.3058% p.a.
Series 3	R$ 150,000	12/2036	IPCA + 5.4478% p.a.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The total amount of the commission was R$ 21,250 thousand.

•	The covenants agreed for the 28th and 29th issues debentures are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contracts have a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 166 million for the 28th issue and R$ 175 million for the 29th issue, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(b)       Leases

The Company has work service agreements which includes specific assets under lease terms. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 15 (g)).

(c)       Financial commitments - Covenants

The table below shows the more restrictive covenants ratios as of December 31, 2021.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of December 31, 2021 and 2020, the Company met the financial debt covenants as set forth by its borrowing and financing agreements.

(d)        Borrowings and financing – Credit Limits

Agent	December 31, 2021
(in millions of reais (*))
Brazilian Federal Savings Bank	1,353
Brazilian Development Bank – BNDES	455
Japan International Cooperation Agency – JICA	48
Inter-American Development Bank – BID	1,505
International Bank for Reconstruction and Development - IBRD	1,392
Other	16
TOTAL	4,769

(*)	Brazilian Central Bank’s exchange sell rate as of December 30, 2021 (US$ 1.00 = R$ 5.5805; ¥ 1.00 = R$ 0.04847).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

18	Taxes recoverable/payable

(a)        Current assets

	December 31, 2021	December 31, 2020
Recoverable taxes
Income tax and social contribution	259,902	—
Withholding income tax (IRRF) on financial investments	13,041	4,391
Other federal taxes	3,161	18,281
Total	276,104	22,672

As of December 31, 2021, the Company recorded income tax and social contribution recoverable due to the overpayment resulting from these taxes' estimates in the year. In 2020, the balance of these taxes resulted in a liability, which was recorded under "Taxes and Contributions Payable".

(b)       Current liabilities

	December 31, 2021	December 31, 2020
Taxes and contributions payable
Income tax and social contribution	—	69,041
Cofins and Pasep	111,963	93,601
INSS (social security contribution)	39,902	37,599
IRRF (withholding income tax)	49,468	21,287
Other	55,797	45,291
Total	257,130	266,819

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

19	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2021	December 31, 2020
Deferred income tax assets
Provisions	503,374	436,445
Pension obligations - G1	150,577	154,498
Donations of underlying asset on concession agreements	47,589	50,142
Credit losses	183,963	155,719
Other	127,092	134,932
Total deferred tax assets	1,012,595	931,736

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	(388,675)
Capitalization of borrowing costs	(404,931)	(390,211)
Profit on supply to government entities	(353,262)	(356,513)
Actuarial gain/loss – G1 Plan	(109,271)	(48,979)
Construction margin	(46,079)	(48,843)
Borrowing costs	(14,556)	(19,231)
Total deferred tax liabilities	(1,296,334)	(1,252,452)

Deferred tax assets (liabilities), net	(283,739)	(320,716)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(b)       Realization

	December 31, 2021	December 31, 2020
Deferred income tax assets
to be realized within 12 months	280,373	263,580
to be realized after one year	732,222	668,156
Total deferred tax asset	1,012,595	931,736
Deferred income tax liabilities
to be realized within 12 months	(31,777)	(31,388)
to be realized after one year	(1,264,557)	(1,221,064)
Total deferred tax liabilities	(1,296,334)	(1,252,452)
Deferred tax liability	(283,739)	(320,716)

(c)       Changes

Deferred income tax assets	December 31, 2020	Net change	December 31, 2021
Provisions	436,445	66,929	503,374
Pension obligations - G1	154,498	(3,921)	150,577
Donations of underlying asset on concession agreements	50,142	(2,553)	47,589
Credit losses	155,719	28,244	183,963
Other	134,932	(7,840)	127,092
Total	931,736	80,859	1,012,595

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(388,675)	20,440	(368,235)
Capitalization of borrowing costs	(390,211)	(14,720)	(404,931)
Profit on supply to governmental entities	(356,513)	3,251	(353,262)
Actuarial (gain)/loss – G1	(48,979)	(60,292)	(109,271)
Construction margin	(48,843)	2,764	(46,079)
Borrowing costs	(19,231)	4,675	(14,556)
Total	(1,252,452)	(43,882)	(1,296,334)

Deferred tax liabilities, net	(320,716)	36,977	(283,739)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2018	Net change	December 31, 2019
Provisions	337,833	28,840	366,673
Pension obligations - G1	157,044	954	157,998
Donations of underlying asset on concession agreements	54,131	(2,313)	51,818
Credit losses	197,920	(52,298)	145,622
Other	186,887	(3,740)	183,147
Total	933,815	(28,557)	905,258

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(433,842)	25,110	(408,732)
Capitalization of borrowing costs	(420,978)	11,742	(409,236)
Profit on supply to governmental entities	(206,978)	(165,311)	(372,289)
Actuarial (gain)/loss – G1	(36,430)	(17,792)	(54,222)
Construction margin	(86,164)	2,765	(83,399)
Borrowing costs	(10,665)	(711)	(11,376)
Total	(1,195,057)	(144,197)	(1,339,254)

Deferred tax assets (liabilities), net	(261,242)	(172,754)	(433,996)

	December 31, 2021	December 31, 2020	December 31, 2019

Opening balance	(320,716)	(433,996)	(261,242)
Net change in the year:
- corresponding entry to the income statement	97,269	108,037	(154,962)
- corresponding entry to valuation adjustments to equity (Note 21 (b))	(60,292)	5,243	(17,792)

Total net change	36,977	113,280	(172,754)
Closing balance	(283,739)	(320,716)	(433,996)

(d)       Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
	December 31, 2021	December 31, 2020	December 31, 2019

Profit before income taxes	3,170,156	1,326,002	4,677,942
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(1,077,853)	(450,841)	(1,590,500)
Tax benefit of interest on equity	200,073	126,604	312,339
Permanent differences
Provision – Law 4,819/1958 – G0 (i)	(22,640)	(37,675)	(44,426)
Donations	(16,723)	(8,672)	(19,888)
Other differences	52,856	17,900	32,050

Income tax and social contribution	(864,287)	(352,684)	(1,310,425)

Current income tax and social contribution	(961,556)	(460,721)	(1,155,463)
Deferred income tax and social contribution	97,269	108,037	(154,962)
Effective rate	27%	27%	28%

(i)	Permanent difference related to the provision for actuarial liability (Note 22 (ii) and (v)).

20	Provisions

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021			December 31, 2020
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	168,258	(10,780)	157,478	160,705	(10,553)	150,152
Supplier claims (ii)	477,854	(123)	477,731	410,734	(358)	410,376
Other civil claims (iii)	95,601	(2,523)	93,078	86,083	(2,505)	83,578
Tax claims (iv)	57,509	(2,693)	54,816	59,678	(2,410)	57,268
Labor claims (v)	349,962	(15,864)	334,098	316,880	(15,503)	301,377
Environmental claims (vi)	331,326	(34)	331,292	249,582	(31)	249,551
Total	1,480,510	(32,017)	1,448,493	1,283,662	(31,360)	1,252,302

Current	809,821	—	809,821	760,209	—	760,209
Noncurrent	670,689	(32,017)	638,672	523,453	(31,360)	492,093

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2021
Customer claims (i)	160,705	32,996	29,685	(30,972)	(24,156)	168,258
Supplier claims (ii)	410,734	92,135	90,788	(71,238)	(44,565)	477,854
Other civil claims (iii)	86,083	15,477	12,850	(10,056)	(8,753)	95,601
Tax claims (iv)	59,678	8,630	8,054	(15,133)	(3,720)	57,509
Labor claims (v)	316,880	100,245	36,373	(66,220)	(37,316)	349,962
Environmental claims (vi)	249,582	40,477	50,957	(33)	(9,657)	331,326
Subtotal	1,283,662	289,960	228,707	(193,652)	(128,167)	1,480,510
Escrow deposits	(31,360)	(39,586)	(11,852)	48,805	1,976	(32,017)
Total	1,252,302	250,374	216,855	(144,847)	(126,191)	1,448,493

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2020
Customer claims (i)	253,665	16,465	19,638	(78,640)	(50,423)	160,705
Supplier claims (ii)	153,654	149,566	201,259	(68,801)	(24,944)	410,734
Other civil claims (iii)	93,910	15,944	11,109	(23,009)	(11,871)	86,083
Tax claims (iv)	59,143	4,333	2,737	(1,875)	(4,660)	59,678
Labor claims (v)	325,129	61,782	35,541	(61,039)	(44,533)	316,880
Environmental claims (vi)	192,950	35,392	27,718	—	(6,478)	249,582
Subtotal	1,078,451	283,482	298,002	(233,364)	(142,909)	1,283,662
Escrow deposits	(42,643)	(12,907)	(2,225)	18,675	7,740	(31,360)
Total	1,035,808	270,575	295,777	(214,689)	(135,169)	1,252,302

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
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

(b)       Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of escrow deposits, are represented as follows:

	December 31, 2021	December 31, 2020
Customer claims (i)	173,875	110,508
Supplier claims (ii)	1,521,935	1,350,308
Other civil claims (iii)	852,735	758,800
Tax claims (iv)	1,548,781	1,253,636
Labor claims (v)	1,095,841	1,005,648
Environmental claims (vi)	3,201,716	5,981,837
Total	8,394,883	10,460,737

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(c)       Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Refer to actions by commercial customers, who claim that their tariffs should correspond to other consumer categories, actions in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and actions in which customers plead the reduction in tariff under the category as “Social Welfare Entity”.

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

The municipality of São Paulo, through law, revoked the services tax exemption which until then the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 857,688 (R$ 731,809 as of December 31, 2020), which currently are subject-matter of three Tax Foreclosures. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company deemed the proceeding as contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated
(v)	Labor claims

The Company is a party to a number of labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo – CESTESB and the Public Prosecution Office of the State of São Paulo, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company. The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

The decrease in contingent liabilities was mainly due to reviews of lawsuit expectations, resulting from court decisions favorable to the Company.

(d)       Other concession-related legal proceedings

The Company is a party to concessions-related legal proceedings, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or by the right to continue operating said services.

The amount recorded as indemnities receivable in noncurrent assets, referring to municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra and Itapira was R$ 27,539 as December 31, 2021 (R$ 27,539 as of December 31, 2020), with allowance for doubtful accounts in the full amount recorded. None of the above-mentioned municipalities are operated by the Company. When a municipality is awarded a final an unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(e)       Environmental lawsuits with settlements

During 2021, the Company did not enter into a legal agreement with any municipality.

(f) Guarantee insurance for escrow deposit

On May 25, 2021, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used for guarantee insurance for escrow deposit is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2021, R$ 555 million was available for use.

21	Labor and social obligations

	December 31, 2021	December 31, 2020
Salaries and payroll charges	58,591	53,107
Provision for vacation	226,127	207,906
Healthcare plan (i)	45,915	45,768
Provision for profit sharing (ii)	88,376	91,209
Consent Decree (TAC)	5,723	8,978
Knowledge Retention Program (PRC)	1,884	3,975
Total	426,616	410,943

(i)       Health plan – Medical Assistance

Since August 1, 2019, the new health plans managed by Fundação CESP (VIVEST), which replaced the previous health plans managed by SABESPREV, have been in effect.

Benefits became post-payment, with the premise of free choice remaining, maintained by contributions from the sponsor and employees. In 2021, the Company participated on average with 8.50% of the gross payroll, totaling R$ 232,850 (in 2020 it was 7.79%, totaling R$ 212,681).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(ii) Profit sharing

The profit sharing program was implemented in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December, and should be paid in April of the subsequent year.

22	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv). The reconciliation of costs and expenses with such plans is shown in item (v).

Statements of defined benefit plans

Summary of pension obligations – Liabilities

	December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,764,027)	(2,192,062)	(4,956,089)	(3,112,980)	(2,549,541)	(5,662,521)
Fair value of the plan’s assets	2,634,427	—	2,634,427	2,793,927	—	2,793,927

Total pension plan liabilities (deficit)	(129,600)	(2,192,062)	(2,321,662)	(319,053)	(2,549,541)	(2,868,594)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Changes in Liabilities

	December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(3,112,980)	(2,549,541)	(5,662,521)	(3,067,094)	(3,046,255)	(6,113,349)
Current service cost	(32,777)	—	(32,777)	(40,404)	—	(40,404)
Interest costs	(205,707)	(158,244)	(363,951)	(208,485)	(206,262)	(414,747)
Actuarial (gains)/losses recorded as other comprehensive income	414,823	330,337	745,160	64,637	521,331	585,968
Benefits paid	172,614	185,386	358,000	138,366	181,645	320,011
Defined benefit obligation, end of the year	(2,764,027)	(2,192,062)	(4,956,089)	(3,112,980)	(2,549,541)	(5,662,521)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,793,927	—	2,793,927	2,752,417	—	2,752,417
Expected return of the plan’s assets	184,687	—	184,687	187,317	—	187,317
Company’s contributions	35,368	—	35,368	36,010	—	36,010
Participant’s contributions	30,551	—	30,551	36,608	—	36,608
Benefits paid	(172,614)	—	(172,614)	(138,366)	—	(138,366)
Actuarial gains/(losses) recorded as other comprehensive income	(237,492)	—	(237,492)	(80,059)	—	(80,059)
Fair value of the plan’s assets, end of the year	2,634,427	—	2,634,427	2,793,927	—	2,793,927

Total pension plan liabilities (deficit)	(129,600)	(2,192,062)	(2,321,662)	(319,053)	(2,549,541)	(2,868,594)

Changes in equity - Other comprehensive income

Pursuant to IAS19, the Company recognized gains/(losses), from changes in actuarial assumptions under equity, such as equity valuation adjustments, as shown below:

	December 31, 2021			December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on obligations	414,823	330,337	745,160	64,637	521,331	585,968	(392,876)	(397,597)	(790,473)
Actuarial gains/(losses) recorded as other comprehensive income	(237,492)	—	(237,492)	(80,059)	—	(80,059)	445,206	—	445,206
Total gains/(losses)	177,331	330,337	507,668	(15,422)	521,331	505,909	52,330	(397,597)	(345,267)
Deferred income tax and social contribution	(60,292)	—	(60,292)	5,243	—	5,243	(17,792)	—	(17,792)
Equity valuation adjustments	117,039	330,337	447,376	(10,179)	521,331	511,152	34,538	(397,597)	(363,059)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the year are as follows:

	December 31, 2021			December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of service, net	2,227	—	2,227	4,608	—	4,608	8,609	227,367	235,976
Interest cost rates	205,707	158,244	363,951	208,485	206,262	414,747	224,429	—	224,429
Expected return on the plan’s assets	(184,687)	—	(184,687)	(187,317)	—	(187,317)	(192,965)	—	(192,965)
Amount received from State of São Paulo (undisputed)	—	(91,657)	(91,657)	—	(95,452)	(95,452)	—	(97,300)	(97,300)
Total expenses	23,247	66,587	89,834	25,776	110,810	136,586	40,073	130,067	170,140

Obligations’ maturity:

	December 31, 2021
	G1 Plan	G0 Plan
Payment of benefits expected in 2022	198,074	179,875
Payment of benefits expected in 2023	188,437	173,944
Payment of benefits expected in 2024	178,787	167,140
Payment of benefits expected in 2025	169,738	159,604
Payment of benefits expected in 2026 or after	2,028,991	1,511,499
Total	2,764,027	2,192,062
Duration	11.63 years	9.24 years

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	December 31, 2021		December 31, 2020		December 31, 2019
	G1 Plan	G0 Plan	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Discount rate – actual rate (NTN-B)	5.53% p.a.	5.26% p.a.	3.44% p.a.	3.07% p.a.	3.37% p.a.	3.36% p.a.
Inflation rate	3.00% p.a.	3.00% p.a.	3.25% p.a.	3.25% p.a.	3.5% p.a.	3.5% p.a.
Nominal rate of salary growth	5.06% p.a.	5.06% p.a	5.32% p.a.	5.32% p.a	5.57% p.a.	5.57% p.a
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000

Sensitivity analysis

Sensitivity analysis of the defined benefit pension plan as of December 31, 2021 regarding the changes in the main assumptions are:

Impact on the present value of the defined benefit obligations
Assumptions	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 244,999	Decrease of R$ 158,221
	Decrease of 1.0%	Increase of R$ 289,735	Increase of R$ 180,948
Life expectation	Increase of 1 year	Increase of R$ 61,361	Increase of R$ 101,021
	Decrease of 1 year	Decrease of R$ 56,181	Decrease of R$ 90,081
Wage growth rate	Increase of 1.0%	Increase of R$ 19,402	Increase of R$ 227,529
	Decrease of 1.0%	Decrease of R$ 16,464	Decrease of R$ 202,363

(i)	G1 Plan

Managed by Sabesprev, the defined benefit plan (“G1 Plan”), closed to new adhesions since July 2010, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

0.99% of the portion of the salary of participation up to 20 salaries; and
8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The active participants as of December 31, 2021 totaled 2,930 (3,512 as of December 31, 2020), while inactive participants were 8,109 (7,580 as of December 31, 2020).

The contributions of the Company and participants of the G1 Plan in 2021 were R$ 35,368 (R$ 36,009 in 2020) and R$ 30,551 (R$ 36,608 in 2020), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 pension plan totaled R$ 28,829 and R$ 23,609, respectively, in 2021 (R$ 26,326 and R$ 26,895, respectively, in 2020).

Estimated expenses for the comig year

2022
Cost of services, net	1,020
Interest costs	231,745
Net profitability on financial assets	(221,079)
Expenditures to be recognized by the employer	11,686

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

	December 31, 2021%		December 31, 2020%
Total fixed income	1,613,153	61.2	1,811,164	64.8
Total equities	261,665	9.9	311,958	11.2
Total structured investments	599,970	22.8	575,943	20.6
Other	159,639	6.1	94,862	3.4
Fair value of the plan’s assets	2,634,427	100	2,793,927	100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

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

The number of active participants of Plan - Go as of December 31, 2021 was 8 (10 as of December 31, 2020). The number of beneficiaries, retirees and survivors as of December 31, 2021 was 1,794 (1,862 as of December 31, 2020).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Estimated expenses for 2022

2022

Interest cost rate	176,953
Expense to be recognized	176,953

(iii)       Sabesprev Mais Plan

As of December 31, 2021, this Defined Contribution Plan administered by Sabesprev had 9,463 active and assisted participants (9,587 as of December 31, 2020).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

(iv)       VIVEST

Since December 31, 2019, the Sabesprev Mais Plan has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in Fundação CESP’s Defined Contribution Plan (VIVEST), as well as those who did not enroll in the Sabesprev Mais Plan. As of December 31, 2021, it had 46 participants (24 participants as of December 31, 2020).

(v)       Reconciliation of expenses with pension obligations

	December 31, 2021	December 31, 2020	December 31, 2019

G1 Plan	23,247	25,776	40,073
G0 Plan	66,587	110,810	130,067
Sabesprev Mais Plan	22,406	21,700	22,461
VIVEST Plan	160	58	—
Subtotal	112,400	158,344	192,601
Expenses capitalized in assets	(4,118)	(4,904)	(6,022)
Other	5,527	5,841	8,040
Pension plan obligations (Note 29)	113,809	159,281	194,619

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

23	Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable to the Municipal Fund of Environmental Sanitation and Infrastructure based on a percentage of the revenues from São Paulo municipal government (Note 15 (c) (v) (6)). The balances as of December 31, 2021 and 2020 were R$ 469,027 and R$ 453,750, respectively.

24	Equity

(a)        Share capital

As of December 31, 2021, and 2020, the authorized, subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2021		December 31, 2020
	Number of shares	%	Number of shares	%
State Department of Finance	343,506,664	50.3	343,507,729	50.26
Other shareholders
In Brazil (1)	234,965,971	34.4	254,868,646	37.29
Abroad (2) (3)	105,037,234	15.3	85,133,494	12.45

	683,509,869	100.0	683,509,869	100.00

(1)	As of December 31, 2021, the common shares traded in Brazil were held by 40,428 shareholders. It includes six shares held by Companhia Paulista de Parcerias (CPP), which is controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for the Company's ADRs.
(3)	Each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

(b)       Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

	2021	2020	2019
Profit for the year	2,305,869	973,318	3,367,517
(-) Legal reserve - 5%	115,293	48,666	168,376

	2,190,576	924,652	3,199,141

Minimum mandatory dividend – 25%	547,645	231,163	799,785
Dividend per share and per ADS	0.80122	0.33820	1.17012

On April 29, 2021, the Shareholders’ General Meeting approved the distribution of additional dividends in the amount of R$ 40,806 related to 2020. Thus, the amount of R$ 26,376, related to the portion exceeding the minimum mandatory dividends of 25%, established in the bylaws, recorded in the 2020 equity under “Additional proposed dividends” was transferred to current liabilities. These amounts started being paid in June 2021.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2022, in the amount of R$ 547,645 (R$ 231,163 in 2020) and additional proposed dividends in the amount of R$ 96,700 (R$ 40,806 in 2020), totaling R$ 644,345 (R$ 271,969 in 2020), corresponding to R$ 0.9427 per common share (R$ 0.3979 in 2020), to be resolved on the Shareholders’ Meeting to be held on April 28, 2022. The amount exceeding the minimum mandatory dividend due in the year of R$ 96,700 (R$ 40,806 in 2020) was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$ 41,069 (R$ 14,430 in 2020).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 41,069 (R$ 14,430 in 2020) referring to withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2021 of R$ 548,006 (R$ 231,611 in 2020) refers to the amount of R$ 547,645 (R$ 231,163 in 2020) declared in 2021, net of withholding income tax and R$ 361 declared in prior years (R$ 448 in 2020).

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

As of December 31, 2021 and 2020, the balance of investment reserve totaled R$ 8,297,489 and R$ 6,751,258, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

c)       in share redemption, reimbursement or purchase transactions authorized by law;

d)       in incorporation to the capital stock.

(e)       Allocation of the profit for the year

		2021	2020	2019
Profit
(+)	Profit for the year	2,305,869	973,318	3,367,517
(-)	Legal reserve – 5%	115,293	48,666	168,376
(-)	Minimum mandatory dividends	547,645	231,163	799,785
(-)	Additional proposed dividends	96,700	40,806	141,203
Investment reserve recorded		1,546,231	652,863	2,258,153

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$ 1,546,231 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(f)       Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(g)        Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution effects. See Note 22 (b), the breakdown of amounts recorded in 2021 and 2020.

	G1 plan	G0 plan	Total

Balance as of December 31, 2020	95,075	(496,077)	(401,002)
Actuarial gains/(losses) for the year (Note 22)	117,039	330,337	447,376
Balance as of December 31, 2021	212,114	(165,740)	46,374

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

25	Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2021	2020	2019

Earnings attributable to Company’s owners	2,305,869	973,318	3,367,517
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	3.37	1.42	4.93

26	Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Result

	2021
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	16,304,206	4,376,739	20,680,945
Gross sales deductions	(1,189,884)	—	(1,189,884)
Net operating revenue	15,114,322	4,376,739	19,491,061
Costs, selling, general and administrative expenses	(11,115,383)	(4,278,337)	(15,393,720)
Income from operations before other operating expenses, net and equity accounting	3,998,939	98,402	4,097,341
Other operating income / (expenses), net			(21,841)
Equity accounting			22,079
Financial result, net			(927,423)
Income from operations before taxes			3,170,156
Depreciation and amortization	(2,253,322)	—	(2,253,322)

(i)	See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii)	Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (b).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Result

	2020
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	15,157,780	3,716,616	18,874,396
Gross sales deductions	(1,076,855)	—	(1,076,855)
Net operating revenue	14,080,925	3,716,616	17,797,541
Costs, selling, general and administrative expenses	(9,796,821)	(3,630,139)	(13,426,960)
Income from operations before other operating expenses, net and equity accounting	4,284,104	86,477	4,370,581
Other operating income / (expenses), net			107,656
Equity accounting			14,136
Financial result, net			(3,166,371)
Income from operations before taxes			1,326,002
Depreciation and amortization	(2,037,112)	—	(2,037,112)

(i)	See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii)	Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

Result

	2019
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	16,134,032	2,946,566	19,080,598
Gross sales deductions	(1,096,944)	—	(1,096,944)
Net operating revenue	15,037,088	2,946,566	17,983,654
Costs, selling, general and administrative expenses	(9,375,590)	(2,881,394)	(12,256,984)
Income from operations before other operating expenses, net and equity accounting	5,661,498	65,172	5,726,670
Other operating income / (expenses), net			(18,748)
Equity accounting			3,701
Financial result, net			(1,033,681)
Income from operations before taxes			4,677,942
Depreciation and amortization	(1,780,094)		(1,780,094)

(i)	See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii)	Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (b).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2021, the Company’s insurance was as follows:

Coverage

Specified risks – fire	2,185,827
Engineering risk	2,254,238
Guarantee insurance for escrow deposit and traditional guarantee	600,000*
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	172,140
Civil liability – operations	10,000
Other	26,900
Total	5,349,105

(*)	SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 98,530 thousand in policies with guarantee insurance were issued.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

28	Operating revenue

(a) Revenue from sanitation services:

	2021	2020	2019

Metropolitan Region of São Paulo	11,529,229	10,722,384	11,849,776
Regional Systems	4,774,977	4,435,396	4,284,256
Total	16,304,206	15,157,780	16,134,032

(b) Reconciliation from gross operating income to net operating income:

	2021	2020	2019

Revenue from sanitation services (i)	16,304,206	15,157,780	16,134,032
Construction revenue	4,376,739	3,716,616	2,946,566
Sales tax	(1,121,905)	(1,009,358)	(1,035,051)
Regulatory, Control and Oversight Fee (TRCF)	(67,979)	(67,497)	(61,893)
Net revenue	19,491,061	17,797,541	17,983,654

(i)	Includes the amount of R$ 80,329 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP (R$ 72,962 in 2020).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

29	Operating costs and expenses

	2021	2020	2019
Operating costs
Salaries, payroll charges and benefits	(2,026,202)	(1,958,395)	(1,938,265)
Pension plan obligations	(36,771)	(37,281)	(49,564)
Construction costs (Note 26)	(4,278,337)	(3,630,139)	(2,881,394)
General supplies	(314,111)	(244,054)	(259,401)
Treatment supplies	(364,542)	(338,756)	(310,380)
Outsourced services	(1,517,196)	(1,251,839)	(1,250,890)
Electricity	(1,462,776)	(1,214,831)	(1,140,160)
General expenses	(717,352)	(622,113)	(647,804)
Depreciation and amortization	(2,082,755)	(1,882,259)	(1,659,779)
	(12,800,042)	(11,179,667)	(10,137,637)

Selling expenses
Salaries, payroll charges and benefits	(265,435)	(271,565)	(270,549)
Pension plan obligations	(4,868)	(5,059)	(6,848)
General supplies	(7,976)	(5,471)	(10,332)
Outsourced services	(343,763)	(290,512)	(360,190)
Electricity	(1,340)	(1,200)	(1,333)
General expenses	(136,107)	(118,278)	(122,503)
Depreciation and amortization	(66,390)	(59,201)	(31,649)
	(825,879)	(751,286)	(803,404)

Bad debt expense, net of recoveries (Note 10 (c))	(643,730)	(444,826)	(128,099)

Administrative expenses
Salaries, payroll charges and benefits	(250,557)	(257,829)	(278,507)
Pension plan obligations	(72,170)	(116,941)	(138,207)
General supplies	(11,209)	(14,237)	(3,216)
Outsourced services	(250,801)	(230,054)	(197,357)
Electricity	(1,715)	(1,359)	(1,436)
General expenses	(357,564)	(257,693)	(407,250)
Depreciation and amortization	(104,177)	(95,652)	(88,666)
Tax expenses	(75,876)	(77,416)	(73,205)
	(1,124,069)	(1,051,181)	(1,187,844)
Operating costs and expenses
Salaries, payroll charges and benefits	(2,542,194)	(2,487,789)	(2,487,321)
Pension obligations	(113,809)	(159,281)	(194,619)
Construction costs (Note 26)	(4,278,337)	(3,630,139)	(2,881,394)
General supplies	(333,296)	(263,762)	(272,949)
Treatment supplies	(364,542)	(338,756)	(310,380)
Outsourced services	(2,111,760)	(1,772,405)	(1,808,437)
Electricity	(1,465,831)	(1,217,390)	(1,142,929)
General expenses	(1,211,023)	(998,084)	(1,177,557)
Depreciation and amortization	(2,253,322)	(2,037,112)	(1,780,094)
Tax expenses	(75,876)	(77,416)	(73,205)
Bad debt expense, net of recoveries (Note 10 (c))	(643,730)	(444,826)	(128,099)
	(15,393,720)	(13,426,960)	(12,256,984)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

30	Financial Income (Expenses)

	2021	2020	2019
Financial expenses
Interest and charges on borrowings and financing – local currency	(517,235)	(348,050)	(331,367)
Interest and charges on borrowings and financing – foreign currency	(46,793)	(136,257)	(165,421)
Other financial expenses	(315,013)	(328,413)	(344,508)
Income tax over international remittance	—	(15,134)	(17,650)
Inflation adjustment on borrowings and financing	(225,791)	(86,938)	(44,802)
Other inflation adjustments	(172,632)	(142,313)	(107,584)
Interest and inflation adjustments on provisions (i)	(170,831)	(267,654)	(162,093)
Total financial expenses	(1,448,295)	(1,324,759)	(1,173,425)

Financial income
Inflation adjustment gains	198,907	120,957	91,180
Income on financial investments	150,632	75,522	151,622
Interest income	145,866	162,576	150,054
Cofins and Pasep	(23,038)	(22,328)	(20,028)
Other	41	4	14
Total financial income	472,408	336,731	372,842

Financial income (expenses), net before exchange rate changes	(975,887)	(988,028)	(800,583)

Exchange gains (losses)
Exchange rate changes on borrowings and financing (ii)	48,522	(2,180,241)	(233,960)
Exchange rate changes on assets	(36)	1,894	863
Other exchange rate changes	(22)	4	(1)
Exchange rate changes, net	48,464	(2,178,343)	(233,098)

Financial income (expenses), net	(927,423)	(3,166,371)	(1,033,681)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

31	Other operating income (expenses), net

	2021	2020	2019

Other operating income, net	71,877	70,288	75,667
Other operating expenses	(93,718)	37,368	(94,415)

Other operating income (expenses), net	(21,841)	107,656	(18,748)

Other operating income includes the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main unrecorded committed amounts as of December 31, 2020:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,147,112	745,388	187,150	790,650	2,870,300
Contractual obligations – Investments	2,258,647	1,741,424	1,425,790	331,184	5,757,045
Total	3,405,759	2,486,812	1,612,940	1,121,834	8,627,345

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

33	Supplemental cash flow information

	2021	2020	2019

Total additions to contract assets (Note 14)	4,759,789	3,948,158	3,532,283
Total additions to intangible assets (Note 15 (b))	172,961	411,285	1,788,907

Items not affecting cash (see breakdown below)	(1,236,081)	(1,095,786)	(2,125,943)

Total additions to intangible assets as per statement of cash flows	3,696,669	3,299,657	3,195,247

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	300,792	238,330	233,251
Contractors payable	218,523	142,514	252,675
Program contract commitments	—	4,422	35,817
Public Private Partnership - São Lourenço PPP (Note 15 (g))	—	—	10,591
Performance agreements	478,177	314,720	78,296
Right of use	140,187	28,549	113,233
Construction margin (Note 26)	98,402	85,976	65,172
Agreement with the Municipality of Mauá	—	280,774	—
Agreement with the municipality of Santo André	—	—	1,336,908
Total	1,236,081	1,095,786	2,125,943

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2021, 2020 and 2019 Amounts in thousands of reais, unless otherwise indicated

34	Events after the reporting period

30th Issue Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple, unsecured debentures, not convertible into shares, in two series, under CVM Instruction 476. The first and second series will mature in March 2027 and March 2029, respectively. The first series, totaling R$ 500.0 million, yields CDI + 1.30% p.a., with semi-annual interest payments. The second series, totaling R$ 500.0 million, yields CDI + 1.58% p.a., also with semi-annual interest payments. The proceeds from the Issue will be used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

ARSESP Resolution 1,278 - 2022 Tariff Adjustment

As of March 17, 2022, ARSESP published Resolution 1,278, which addresses the 2022 tariff adjustment, in which the Company highlights the following points:

Article 1. Approve the total adjustment of twelve point eight zero one nine percent (12.8019%) on the tariffs charged by Sabesp, according to the exhibits to this resolution, which consists of:

I - Inflation from February 2021 to February 2022, measured by the IPCA, of 10.5437%.

II - Efficiency factor (X Factor) to be discounted, of 0.2142%.

III - Compensatory adjustment of 2.3932%, according to the calculation provided in NT.F.0010-2022.

IV – GQI 2020 to be discounted, of 0.1490%, according to the calculation provided in NT.F.0010-2022.

Article 6. Sabesp’s current tariff structure remains unchanged.

Paragraph 1. The definitions that depend on the implementation of the new tariff structure are postponed until they become effective.

Resolution 1,278 which defines the new tariff tables was published in the Official Gazette of the São Paulo State on March 17, 2022, and will become effective as of May 10, 2022.

