Form 20-F
period 2022-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2023-04-26
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

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

Catia Cristina Teixeira Pereira

catiapereira@sabesp.com.br (+55 11 3388 8247)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

2

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

3

4

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). Our audited financial statements as of December 31, 2022 and 2021 for each of the years in the three-year period ended December 31, 2022 are included in this annual report on Form 20-F.

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

In addition, references to:

•	“ANA” are to the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico);
•	“ARSESP” are to the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão;
•	“Basic Sanitation Law” are to Law No. 11,445/2007 of the Federative Republic of Brazil, as amended;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social);
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian Corporate Law” are to Law No. 6,404/1976 of December 15, 1976, as amended;
•	“Central Bank” are to the Central Bank of Brazil;

•	“Coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection, but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);
•	“COVID-19” or “Coronavirus” are to the SARS-CoV-2 2019 coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the São Paulo State Research Foundation;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “São Paulo state government” are to the state government of the State of São Paulo;
•	“IBRD” are to the International Bank for Reconstruction and Development;
•	“IDB” are to the Interamerican Development Bank;
•	“New Legal Framework for Basic Sanitation” are to Law No. 14,026/2020 of the Federative Republic of Brazil;
•	“¥” or “Japanese Yen” are to the official currency of Japan;
•	“program contract” are to certain inter-federative cooperation agreements entered into within the scope of associated management (pursuant to Art. 241 of the Brazilian Federal Constitution), whereby the provision of public services is delegated to third parties or liabilities, services, personnel or goods necessary for the continuity of public services are totally or partially transferred to third parties;
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the regional systems’ executive office operates, comprising 334 municipalities in the interior and coastline regions of the State of São Paulo;
•	“São Paulo metropolitan region,” with respect to our operations, are to the area where the metropolitan executive office operates, comprising 41 municipalities, including the city of São Paulo;
•	“Service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;
•	“Sewage Treatment Coverage” indicators are to the amount of consumer units connected to the sewage treatment system;
•	“State” are to the State of São Paulo, which is also our controlling shareholder;
•	“URAE” are to Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário);
•	“U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;
•	“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015. This drought, the most serious that our service region has experienced in the previous 80 years, primarily affected the Cantareira System, our largest water production system; and
•	“WHO” are to the World Health Organization.

Information in this annual report related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production, water and sewage lines (in kilometers), water loss index and investment in programs has not been audited.

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate. We have made these statements on the basis of information from third-party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística – “IBGE”), and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados – “SEADE”), among others. We have no reason to believe that any of this information is inaccurate in any material respect.

References to urban and total population in this annual report are estimated based on research prepared by SEADE entitled “Projections of Population and Residences for the municipalities of the State of São Paulo: 2010-2050” (Projeção da População e dos Domicílios para os Municípios do Estado de São Paulo: 2010-2050).

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 375 municipalities we serve directly and the two municipalities which we account for in our wholesale segment (Mogi das Cruzes and São Caetano do Sul), since our revenue for the fiscal year 2022 is derived from these municipalities. Most of our contracts with the municipalities we serve are program contracts which have a term of 30 years.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries, including military conflict between Russia and Ukraine, the imposition of sanctions and trade embargos and its impacts on the global economy;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	the potential impacts of the New Tariff Structure to be implemented, its uncertainties, as well as unpredictability about the revenues we expect to earn with the new structure;
•	the impact of widespread health developments, such as COVID-19, and its effects on our operating revenues and financial condition;
•	the interests of our controlling shareholder;
•	any increase in delinquencies by our customers;
•	our potential corporate reorganization, that is currently being discussed by the State government that may include a change in our control;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;
•	existing and future governmental regulation for sanitation services, competition in our concession area, and other matters;
•	the impacts on our business of probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	availability of our water supply, springs and storage systems;
•	the impact on our business of lower water consumption practices adopted by our customers during the water crisis which resulted in water savings and have not returned to their prior standards despite us maintaining a continuous supply of water to the São Paulo metropolitan region;
•	the size and growth of our customer base and its consumption habits;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	the potential impacts on our business caused by the enactment of the New Legal Framework for Basic Sanitation, which introduced several changes that directly affect our operations, including the requirement to participate in new public bids in case the entity is not part of the administration of the holder, and the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services;

•	the potential impact of the enactment of reference standards that should be taken into account by subnational sanitation regulatory agencies (municipal, intermunicipal, district and state) in their regulatory performance, since the New Legal Framework for Basic Sanitation determined that ANA is to be the regulatory authority of the sanitation sector at national level;
•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities, especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which establish that, by 2033, 90% and 99% of the population served must have access to sewage collection and treatment and access to drinking water, respectively;
•	the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;
•	our ability to collect amounts owed to us by our controlling shareholder, states, the federal government and municipalities;
•	our capital expenditure program and other liquidity and capital resources requirements;
•	the effects of the agreement for provision of water and sewage services in the city of São Paulo, which we executed with the State and the city of São Paulo considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%;
•	our management’s expectations and estimates relating to our future financial performance;
•	our level of debt and limitations on our ability to incur additional debt;
•	our ability to access financing with favorable terms in the future;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	the outcome of our pending or future legal proceedings;
•	the delay or postponement in investment in our sewage system;
•	the possibility to be subject to other regulatory agencies other than ARSESP;
•	power shortages, rationing of energy supply or significant changes in energy tariffs; and
•	other risk factors as set forth under “Item 3.D. Risk Factors.”

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, currency devaluation or appreciation, capital controls and limits on imports. Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	expansion or retraction of the Brazilian economy;
•	the regulatory environment related to our business operations and concession agreements;
•	interest rates and monetary policies;
•	exchange rates and exchange controls and restrictions on remittances abroad;
•	currency fluctuations;
•	increased unemployment;
•	availability of credit;
•	changes in labor regulations;
•	political elections and social and political instability;
•	inflation;
•	liquidity of the Brazilian capital and lending markets;
•	tax and regulatory policies and laws;
•	economic and social instability;
•	water and electricity shortages and rationing;
•	the impact of widespread health developments, such as COVID-19 and any variants and the Brazilian government’s response to them and, inter alia, its impacts on water consumption, labor laws and other regulations affecting our industry. For more information regarding risks relating to infectious diseases including the novel coronavirus, see “—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19;” and
•	other political, foreign policy, social and economic developments in or affecting Brazil.

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

Changes in Brazilian tax law or conflicts in its interpretation may adversely affect us.

The Brazilian government has frequently discussed and implemented various changes in tax regimes, including the entering into or modification of tax treaties, that may affect companies and their customers. These changes include changes in the current tax rates, the creation of temporary or permanent taxes and/or the cancellation of benefits in effect, the proceeds of which are allocated to government projects. These changes may result in increases in our tax liabilities, which could adversely affect our profitability. In addition, certain tax laws may be interpreted by tax authorities in a way that is controversial. As a result, we may be adversely affected in the event of a different interpretation from the one relied upon to carry out our transactions. We cannot assure that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to our operations, which may adversely affect our results.

There are currently proposals in the Brazilian Congress to implement a tax reform. Among the proposals under discussion, is the possibility of a complete change in the taxation system for consumption, replacing certain federal, state and/or municipal taxes, such as, for example, the tax on manufactured products (Imposto sobre Produtos Industrializados), the social integration program (Programa de Integração Social), the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social – “COFINS”), the circulation of goods and services tax (Imposto sobre Circulação de Mercadorias e Serviços) and the service tax (Imposto Sobre Serviços), with one or more taxes levied on consumption. We also highlight Bill No. 2,337/2021, which proposes significant changes to the income tax legislation, such as the gradual decrease of the income tax rate for companies from 15% to 12.5% in 2022 and 10% in 2023.

Uncertainty about changes in tax regimes may have an adverse effect on our business, results of operations and financial condition.

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

Government interference in the economy may adversely impact the macroeconomic indicators mentioned (for more information, see “Item 3.D. Risk Factors—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs”), affecting market activity and us.

In October 2022, Luis Inácio Lula da Silva was elected president of Brazil for a four-year term beginning in 2023. The uncertainties regarding the new government's ability to implement changes related to monetary, fiscal and social security policies, especially given that the federal legislative branch is controlled by opposition parties, as well as the post-election political atmosphere, with significant protests and strikes, may contribute to economic instability. These uncertainties and any new measures that the new government may implement may increase the volatility of the Brazilian securities market.

The President has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict what policies the new President elect will impose, much less whether such new policies or changes in current policies will have an adverse effect on our business or the Brazilian economy.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. For example, presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results. On January 8, 2023, protesters stormed government buildings in Brasilia, the country’s capital, including the Congress, the Supreme Court and the Presidential Palace, which prompted the Supreme Court to order participants and certain politicians to be imprisoned and resulted in new investigations. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability.

Historically, the political landscape in Brazil has influenced the performance of the Brazilian economy. In particular, political crisis have affected investor confidence as well as public opinion, which has adversely affected the economic development in Brazil and, consequently, may impact the trading price of our common shares and ADSs.

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

Brazil has historically experienced high rates of inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business, financial condition and results of our operations. Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding. Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. Brazil’s General Price Index (Índice Geral de Preços – Mercado – “IGP-M”) index, recorded inflation of 5.45% in 2022, 17.78% in 2021 and 23.14% in 2020. The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia – “SELIC”), the official overnight interest rate in Brazil, was 13.65%, 9.15% and 1.90% at the end of 2022, 2021 and 2020, respectively. However, the COPOM has frequently adjusted the interest rate in situations of economic uncertainty and to achieve objectives under the economic policy of the Brazilian government. For example, in response to the COVID-19 outbreak, the COPOM reduced the SELIC target rate to 2% between August 2020 and March 2021, after which it was raised numerous times, most recently to 13.75% to mitigate the increase in inflation, where it remains as of the date of this annual report. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us if such policies are reinstated.

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – “IPCA”), were 5.79%, 10.06% and 4.52% during 2022, 2021 and 2020, respectively. In 2021, the IPCA reached its highest accumulated annual inflation since 2015, according to data provided by IBGE. In 2022, the accumulated inflation slowed down compared to 2021. If Brazil continues to experience substantial high inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations. In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

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

The current floating exchange rate system has also contributed to significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. As of December 31, 2020, the exchange rate was R$5.19 to US$1.00, representing a depreciation of 28.9% as compared to the rate prevailing as of December 31, 2019. During 2021, the real was very volatile and depreciated by 7.4% against the U.S. dollar by year-end. During 2022, there was an appreciation of the real by 6.5% against the U.S. dollar and by 18.4% against the Japanese Yen. As of April 19, 2023, the commercial selling rate as reported by the Central Bank was R$5.0467 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the B3, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

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

In the event of a significant devaluation of the Brazilian real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. This would also increase our total debt, which could lead us to breach any debt/EBITDA covenants we are subject to in certain financings. We had total foreign currency denominated debt of R$2,775.8 million as of December 31, 2022, and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future. We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2022 financial statements. Further, the market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our common shares or ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

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

Rating agencies periodically evaluate Brazil and its sovereign ratings, based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, debt metrics and the prospect of changes in any of these factors. Downgrades in Brazil’s credit rating can lead to downgrades in our credit rating and increase the cost of our indebtedness as investors may require a higher rate of return to compensate a perception of increased risk. Brazil lost its investment-grade status from all three major rating agencies (Standard & Poor's, Moody's and Fitch) in 2015 and, consequently, the trading prices of securities in the Brazilian debt and equity market were negatively affected.

The latest update regarding Brazil's sovereign risk ratings made by global rating agencies are: (i) Moodys reaffirmed Brazil's sovereign rating at Ba2 and maintained the outlook stable according to the last report published on April 12, 2022; (ii) Fitch maintained the rating at BB- with a stable outlook according to the report published on December 20, 2022; and (iii) S&P Global followed the same path as the previous ones, reaffirming the rating at BB- with a stable outlook, according to the report published on June 15, 2022.

Any further downgrade in Brazil's sovereign credit rating may increase investors' perception of risk on the country and, consequently, of Brazilian companies (including us), which may increase future funding costs and negatively affect interest and profit margins, impacting the trading price of our common shares and ADSs.

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

The Russia and Ukraine conflict has led to an increase in fuel and gas prices. If this continues simultaneously with a possible appreciation of the U.S. dollar, it would put additional pressure on inflation and could hinder the Brazilian economic recovery. The global supply of agricultural commodities was also impacted, and in case there is an increase in the price of such commodities, the demand for Brazilian production would increase, thus raising export rates and increasing domestic prices. Such a scenario could bring uncertainty for the global economy and could negatively impact the Brazilian economy and inflation levels.

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

Our operating conditions have been, and will continue to be, affected by the growth rate of gross domestic product (“GDP”) in Brazil, because of the correlation between GDP growth and water demand. Therefore, any change in the level of economic activity may adversely affect the liquidity of, and the market for, our securities and consequently our financial conditions and the results of our operations.

Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms acceptable, if at all. If we are unable to access capital and liquidity on reasonable financial terms acceptable to us or at all, our financial condition and results of operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the European Union and emerging markets, may affect the volume of foreign investments in Brazil. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our ADSs.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.

As the São Paulo state government owns the majority of our common shares, it is able to control the election of a majority of the members of our Board of Directors and appoint our senior management and with that determine our operating policies and strategy. As of December 31, 2022, the State owned 50.3% of our outstanding common shares. In addition, pursuant to the State Constitution of São Paulo, the Governor of São Paulo, the legal representative of our controlling shareholder, is the competent authority to make these decisions. Both through its control of our Board of Directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, that did not necessarily enhance business, financial condition or results of operations. For example, the State issued Decree No. 64,879/2020 setting out emergency measures as a result of the coronavirus outbreak, including exempting customers under the “Residential Social” and “Residential Favela” categories from paying water and sewage bills between March and September, 2020, for all municipalities we serve.

The State of São Paulo has the power to appoint up to 9 out of the 11 members of our Board of Directors and, through them, influence the choice of a majority of the executive officers responsible for our day-to-day management. Consequently, the State is empowered to approve most matters prescribed by law. Upon Tarcísio Gomes de Freitas assuming the governance of the State of São Paulo, the São Paulo state government replaced all of our executive officers.

On March 27, 2023 we published our management proposal setting out the matters to be discussed at our Ordinary and Extraordinary General Shareholders' meeting to be held on April 28, 2023. In accordance with the recommendation from our controlling shareholder, we are proposing to replace all board members, except for four (the director appointed by the employees, the minority shareholders and the CEO, who is part of the Board of Directors as long as he is the CEO, and one other). These changes are subject to obtaining approval at the shareholders' meeting. We cannot predict the impact of these or any other potential future changes to the Board of Directors on our business, financial condition or results of operation and whether such changes will be the interests of other minority shareholders, including ADR holders.

Additionally, the São Paulo state government, as our controlling shareholder, may take measures related to business planning, strategies, acquisitions, asset disposals, partnerships, financings or similar transactions, that may be contrary to the interests of other minority shareholders, including ADR holders.

Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.

On February 28, 2023, the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização – “CDPED”), which has authority over our corporate reorganization plan, agreed to proceed with arrangements for hiring consultancy services for the study of our privatization. On April 10, 2023, the São Paulo state government signed a contract with the International Finance Corporation (“IFC”), an agency linked to the World Bank, which will act as the advisor in this process. As of the date of this annual report, we have not received any details about the proposals being discussed for our privatization and we cannot assure that CDPED will give us guidance on our potential corporate reorganization, the terms of such guidance, or that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operation.

Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.

We withdraw water for use in the São Paulo metropolitan region from the Guarapiranga and Billings reservoirs. Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs. EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs. Those lawsuits have now been settled by way of an agreement between EMAE and our company.

However, on April 11, 2016, we were also named in a separate lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE. The minority shareholders are seeking an order to require the State to stop us from withdrawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facilities. The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in our favor. This lawsuit was dismissed, and an appeal was filed, but the Court upheld the dismissal of the claim stating that the State operated in compliance with the legal system, in the public interest. An appeal was filed with the higher courts on March 8, 2023.

In addition, on August 7, 2017 we were named in a new lawsuit against us, EMAE and the National Electric Energy Agency (Agência Nacional de Energia Elétrica – “ANEEL”), brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The plaintiff alleges that the order is illegal and harmful, jeopardizing the operational viability of the Henry Borden hydroelectric power plant, as well as the energy security of the State of São Paulo, the Southeast region of Brazil and Brazil as a whole. The judge dismissed this lawsuit without judgment on the merits, but this decision is currently being appealed.

The settlement agreement between EMAE and us mentioned above does not necessarily terminate the separate lawsuits. If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised. If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations further away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations. In addition, we may be ordered to pay any indemnity to EMAE if the agreement is judicially invalidated, which could have material adverse effects on our financial condition and operating results. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Risks Relating to Our Business

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.

Our financial and operating performance may be adversely affected by the outbreak of pandemics such as COVID-19, as well as other catastrophes and health epidemics on a regional or global scale. Such outbreaks may result, at different levels, in the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the closure of private establishments and public offices, interruptions to the supply chain, reduction of consumption in general by the population and increased intervention in their economies.

The impact of the COVID-19 pandemic on the global economy and financial markets was significant in 2020 and 2021 and continued to a lesser extent in 2022. It also introduced new habits that impacted consumption and, as a result, our business.

Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories which would have been higher had it not been for the partial remote working policies adopted by these companies. In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts increased by 21.5% for the year ended December 31, 2022 compared to the same period in 2021, and 43.4% for the year ended December 31, 2021, compared to the same period in 2020.

Epidemics, such as COVID-19 and any new variants, natural disasters and other catastrophes may have a negative and significant effect on the world economy and on Brazil’s economy, and include or may include reduction in the level of economic activity; currency devaluation and volatility; increase in the fiscal deficit and constraints to the capacity of the Federal Government or State Governments to make investments and payments and to contract services or acquire goods; delays in judicial, arbitral and/or administrative proceedings; imposition, even if only temporarily, of a more onerous tax treatment of our business activities; decrease the liquidity available in the international and/or Brazilian market; and volatility in the price of raw materials and other inputs, among other effects.

We cannot assure that future events, such as other health catastrophes and epidemics, will not result in the spread of contagious viruses, such as COVID-19 and other variants, that may lead to a renewed imposition of remote work regimes and the closure of non-essential commercial, industrial and public establishments. The occurrence of any of these events and their duration may have material adverse effects on our operating results and financial condition, as well as the trading price of our common shares and ADSs.

Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.

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

Our current Tariff Structure applies different price ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Vulnerable) and non-residential customers (including commercial, industrial and public customers, as described in “Item 4.B. Business Overview— Tariffs - Tariff Structure”); (ii) the metropolitan regions of São Paulo and the regional system; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases.

The New Tariff Structure (as defined in “Item 4.B. Business Overview—Tariffs—New Tariff Structure”), which was expected to be adopted as of 2022, introduces: (i) new classifications for residential customers (Residential, Residential Social, Residential Vulnerable and Residential Collective) and non-residential customers (Commercial, Commercial Assistance, Commercial Collective, Industrial and Public Wholesale, Water Truck, Sewage Cleaning Truck); (ii) different prices for water, sewage collection and treatment sewage services; (iii) the unification of our pricing schedules, which partially reduces subsidies between the regions; and (iv) the charging of a fixed component that reflects fixed costs per connection and another variable part that reflects consumption (a binomial price).

On March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the adoption of the New Tariff Structure until the resolution of outstanding definitions necessary for its implementation. On March 1, 2023, ARSESP published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation is scheduled for the first half of 2024 which aims to implement the postponed New Tariff Structure. However, on April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No 1,278 and maintained the current Tariff Structure. A new tariff structure will be implemented following the public consultation scheduled for the first half of 2024. For more information, see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

The transition period during which the New Tariff Structure will be implemented may lead to uncertainties as well as unpredictability about the revenues we expect to earn with the new structure, given that it is difficult to determine the customer reclassification as a result of price changes, which can lead to differences in our revenues compared to those projected based on the current Tariff Structure. We cannot assure what the result of the implementation of the New Tariff Structure will be and if it will have an adverse effect on our business, financial condition or results of operations. For more information, see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 45.1% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2022.

On June 23, 2010, the State and the city of São Paulo executed an agreement in the form of a convention (“convênio”) with our intermediation and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis. In accordance with the convênio, we executed a service contract on June 23, 2010, with the State and the city of São Paulo, to provide these services for the following 30 years. Among other principal terms of this service contract, we must transfer 7.5% of the gross revenues we obtain from this contract and subtract (i) COFINS and the Programa de Formação do Patrimônio do Servidor Público (“PASEP”) taxes, and (ii) unpaid bills for services provided to properties owned by the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), established by Municipal Law No. 14,934/2009. For more information, see “Item 7.B. Related Party Transactions—Agreement with the State and the city of São Paulo” for a further discussion of the principal terms of the convênio and the principal terms of the service contract we executed in accordance with the convênio.

Since the Second Ordinary Tariff Revision, ARSESP is passing-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. Within the scope of the Second Ordinary Tariff Revision, which was concluded in April 2021, our only contract that provides for this and complies with ARSESP’s requirements is with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure were transferred to tariffs for the revision cycle ending in April 2021. For more information, see “Item 4.B. Business Overview—Tariffs,” especially “Item 4.B. Business Overview—Tariffs—Tariff Readjustment and Revisions.”

Prior to May 9, 2018, our tariff had never included any pass-through to tariffs related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure.

The transfer of 4% was subsequently regulated by ARSESP Resolution No. 870/2019 of May 2019, which established the criteria and conditions to permit the transfer of 4% of the revenue from service providers through the tariff, excluding COFINS and PASEP taxes and, in accordance with the agreement with the City of São Paulo, and unpaid bills in respect of publicly owned properties. In addition, for recognition as part of the tariff, municipal funds for environmental sanitation and infrastructure must be established by the municipality through a legal act, which specifies the allocation of resources. For the third tariff cycle (2021-2024) ARSESP provided that a 4% limit will apply to transfers to municipal funds and that these transfers must be previously approved by ARSESP and recognized as part of the tariffs. As established by ARSESP, if the concessionaire and the municipality decide to transfer amounts greater than 4% of the revenue, the excess will not be recognized as a financial component of tariffs and will be restricted to the municipality.

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

From 2010 to December 31, 2022, we transferred approximately R$5.2 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts— Establishment of ARSESP.”

On July 13, 2021, the city of São Paulo filed a public civil action against us, the State of São Paulo and ARSESP aiming, in general terms, to discuss the possibility of including the charge to the Municipal Fund for Environmental Sanitation and Infrastructure (“FMSAI”) in the tariff adjustment provided for in Resolution No. 870/2019, which in practice was already being transferred pursuant to Resolution No. 794/2018, with a view to, in summary: (i) the recognition of illegality of the transfer of the charge of 7.5% of our gross revenue, related to FMSAI, the water and sewage tariff practiced in the City of São Paulo; (ii) establishing our liability for damages caused to users affected by ARSESP Resolutions 794/2018 and 870/2019; and (iii) the recognition of the inexistence of liabilities to be paid to us for the transfers to FMSAI made by it since 2010, since they would already be included in the tariff value from the beginning.

On August 19, 2021, the city of São Paulo requested the suspension of the process in view of the ongoing negotiations in search of an amicable solution to the dispute. On September 13, 2021, the suspension of the case for a period of ninety days was granted. On August 15, 2022, the city of São Paulo reported that the settlement negotiations were still ongoing, and, as of the date of this annual report, there have been no further developments.

We have not yet been named and cannot predict the outcome of this proceeding, which, if unfavorable, could have an adverse economic impact on us.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$26.2 billion in the period from 2023 through 2027. In 2022, we recorded R$5.4 billion in capital expenditures. We funded and intend to continue funding these capital expenditures with cash generated by our operations, issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies. A significant portion of our financing needs is obtained through long-term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long-term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

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

Our debt includes financial covenants that impose indebtedness limits on us. Our failure to comply with these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us. For more information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on our financial condition.

We are currently a party to numerous legal proceedings relating to civil, corporate, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. We have established provisions for all amounts in dispute that represent a present obligation as a result of a past event and is probable there will be outflow to settle the referred obligation in the view of our legal advisors and due to disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2022, the estimated total claims asserted amounted to R$54,317.3 million (net of R$207.6 million in escrow deposits), including contingent liabilities. We have recognized provisions totaling R$1,610.8 million (net of escrow deposits) as of December 31, 2022. These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims. Any unfavorable judgment in relation to these proceedings may have a material adverse effect on our financial condition, reputation and image. For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings” and Note 20 to our 2022 Financial Statements included in this annual report.

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

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. Due to the COVID-19 outbreak, we started to use new communication software and systems. However, we cannot assure that these systems adequately protect data and information to avoid confidentiality breaches or will not affect our capacity to operate.

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

We are subject to data privacy laws, such as Law No. 12,965/2014 (the “Brazilian Internet Act”) and the Brazilian General Law for Personal Data Protection (Law No. 13,709/2018) (“LGPD”) and their related regulations, including regulations to be enacted by the Brazilian National Data Protection Authority (“ANPD”).

The LGPD came into effect on September 18, 2020 and provides a comprehensive regulation for the use of personal data in Brazil. The legislation provides for the application of administrative sanctions (art. 52, 53 and 54), which came into effect on August 1, 2021. If we do not carry out the data processing operation in accordance with the LGPD, we may be subject to sanctions, individually or cumulatively, of warning, obligation to disclose the incident, temporary blocking and/or exclusion of personal data, suspension, prohibition, partial or total, of the exercise of the activity of processing personal data and fine of up to 2% (two percent) of the company, group or conglomerate’s revenue in Brazil in its last fiscal year, excluding taxes, up to the global amount of R$50,000,000 (fifty million reais) per infringement. The application of the sanctions provided for in the LGPD is exclusively the responsibility of the ANPD.

We may also be held liable for material, moral, individual or collective damage caused by non-compliance with the obligations established by the LGPD and other data protection legislation, being subject to risks, such as (i) the filing of lawsuits claiming damages resulting from violations, based not only on LGPD, but also on sectorial legislation that are still in force; and (ii) the application of penalties provided for in the Consumer Defense Code and the Brazilian Internet Act by relevant consumer protection agencies, such as the Federal District Prosecutor’s Office and the National Consumer Secretariat (Secretaria Nacional do Consumidor).

The LGPD significantly transformed the data protection system in Brazil and it was inspired on European legislation (the General Data Protection Regulation).

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

Currently, we substantially withdraw our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. As of December 31, 2022, we had 229 dams for water supply purposes, which are all the dams used as part of our operations. Our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods or droughts or other environmental occurrences that could result in structural damages and eventually rupture our reservoirs, dams and other facilities or equipment.

Our water and sewage pipes are susceptible to degradation caused by factors such as aging, intense traffic, interventions resulting from disorderly urban planning and action by other companies, which may provoke accidents in the networks, increasing the risk of physical loss of water and affect the regular provision of our services, impacting our customers, the society and the environment. Regarding sanitary sewage, our sewage pipes may be obstructed due to misuse resulting from the improper release of solid waste and rainwater in the sewage systems.

In particular, the increasing degradation of watershed areas (Mananciais) may affect the quantity and quality of water available to meet demand from our customers. For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System.”

The occurrence of any of these events could lead to personal injury or death, adverse social impacts on the communities located near our facilities, monetary losses and possible legal liability arising from environmental and social damages, other environmental and social damages, the loss of prime materials and damage to our reputation and image. For more information, see “Item 4.B. Business Overview—Water Operations—Water Resources.”

It is not always possible to obtain insurance against all such risks due to the high premiums associated with insuring against them or for other reasons. Moreover, insurance against risks such as water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages as a result of our activities is not generally available to us or to other companies in our industry on acceptable terms. Our insurance will not cover all potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance and results of operations. To the extent that we incur losses not covered by our insurance policies, the funds available for sustaining our current operations and for our expansion activities will be reduced. See also “Item 3.D.— Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Compliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image” and “Item 4.B. Business Overview—Insurance.”

Risks Relating to Suppliers

Adverse weather conditions may interrupt the supply of electricity and water and adversely impact our operations.

Electricity and the price we pay for it has a significant impact on our operating results. Any material interruptions in the supply of energy could have a considerable negative effect on our activities, financial condition, results of operations and prospects.

The Brazilian power generation system is based on hydro, thermal, wind and solar energy, with the majority of energy being produced by hydroelectric powerplants. Between September 2020 and May 2021, the National Interconnected System (Sistema Interligado Nacional) recorded the lowest volume of rainfall in 91 years. However, in 2022 there was a significant improvement in the volume of rainfall, reverting the water crisis experienced in 2021 and resulting in the best reservoir storage in the last 10 years. Nevertheless, it is not possible to predict rain patterns in the future. Increases in the price of energy could have a material impact on our business, financial condition, or results of operations. Moreover, electricity shortages could lead to instability in water supply and sewage collection and treatment services, which could adversely affect our reputation and operations. Additionally, as one of the largest electricity consumers in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant financial impact on us.

Finally, adverse weather conditions and continuous droughts can interrupt the electricity supply and may impact our distribution of water and prevent us from providing water to our customers and perform our obligations in accordance with the terms of our concession agreements. For more information, see “Item 4.B. Business Overview—Energy Consumption.”

Our business may be adversely affected by reliance on services and products from third-party suppliers.

We rely on third parties to supply services, products and equipment used in our facilities. If these third parties fail to comply with deadlines or contractual conditions, we may be adversely affected by any delays or higher costs and penalized for any resulting failure by us to perform a necessary service to the population. If we have to turn to other suppliers to cover any shortfall, changes in market conditions may significantly increase the cost of projects or operations, making them unfeasible, which may have an adverse effect on our results of operations and financial results.

The ability of these third parties to fulfill their obligations may be adversely affected by financial and economic crises or other factors. In addition, various supply chain risks, such as strikes or lockouts, loss of or damage to equipment or its components while in transit or storage, natural disasters, contagious diseases that prevent free circulation, and war, may limit the supply of products and/or equipment used in our operations and facilities.

In some cases, there are only a few suppliers for products we use, such as chlorine, sodium hypochlorite, ferric chloride, and fluosilicic acid. If any supplier discontinues the production or sale of its products, we may not be able to purchase these products from other suppliers for the same price or on the same terms. In this case, the provision of services may be significantly jeopardized, which could adversely impact our financial condition and results of operations.

Risks Relating to Our Clients

We may face difficulties in collecting overdue amounts owed to us by municipal government entities.

As of December 31, 2022, our total trade receivables were R$4,706.3 million. Of this amount, certain municipal government entities owed us R$982.7 million. Of the total amount owed by municipalities, R$20.6 million was overdue by between 30 and 360 days and R$20.7 million was overdue by over 360 days.

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

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services. As of December 31, 2022, the State owed us R$96.7 million for water and sewage services. Additionally, the State also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$1,482.1 million as of December 31, 2022. We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State. We also had an uncontested credit amounting to R$1,060.0 million which is recorded as related-party receivables. See note 11(a) to our 2022 financial statements.

In addition, as of December 31, 2022, we had a provision for an actuarial liability in the amount of R$2,002.1 million with respect to future supplemental pension payments for which the State does not accept responsibility.

In addition, certain municipalities and other government entities also owe us payments. See (“Item 3.D Risk Factors—Risks Relating to Our Clients — We may face difficulties in collecting overdue amounts owed to us by municipal government entities.” We cannot assure you when or if the State and such municipalities will pay the contested credit amounts, which are still under discussion, and the remaining overdue amounts they owe us. The amounts owed to us by the State, municipalities and other government entities for water and sewage services and reimbursements for pensions paid may increase in the future.

Risks Relating to Our Management

We depend on the technical qualifications of the members of our management and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills and efforts of our management and certain key employees – including employees in the IT area which are in high demand across all sectors. If the key members of our management or employees choose to no longer participate in the management of our business, we may not be able to find equally qualified professionals to replace them. The New Legal Framework for Basic Sanitation established that, by 2033, 99% of the population will have access to drinking water and 90% will have access to sewage treatment and collection. The increase in companies operating in our industry as a result of the New Legal Framework for Basic Sanitation, may lead members of our management or other professionals to leave us. Furthermore, the SEC has proposed mandatory clawback rules that would require listed companies, such as us, to adopt a clawback policy providing for recovery of incentive-based compensation awarded to executive officers if the company is required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements. However, these proposals have not yet been finalized and the specific long-term impact on us is not yet clear. There is the potential that new compensation rules will make it more difficult for us to attract and retain professionals by capping the amount of variable compensation compared to fixed pay, requiring the deferral of certain types of compensation over time, implementing “clawback” requirements, or making other changes deemed onerous by such professionals. The loss of members of management and the difficulty in hiring professionals with similar expertise and experience could have a negative effect on our results of operations, financial condition and our reputation.

Risks Relating to Regulatory Environment

Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference norms. Any non-compliance by municipalities or sanitation operators will prevent them from accessing financings and sources of funds managed or operated by the federal government.

Provisional Measure No. 1,154 of January 1, 2023 altered the attributes and structure of ANA and delegated to the Ministry of Cities the competence to implement basic sanitation actions and programs. Further, Federal Decree No. 11,333/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, attributing to the National Secretariat for Environmental Sanitation competencies that were previously attributed exclusively to ANA.

On April 5, 2023, the federal government issued Decree No. 11,467/2023, which delegated to ANA the power to issue reference norms for the sanitation sector, as originally established in the New Legal Framework for Basic Sanitation. The National Secretariat for Environmental Sanitation, is now responsible for issuing the guidelines for federal basic sanitation policy. Accordingly, ANA’s rules will apply to the basic sanitation sector nationwide, setting the guidelines for regulation and supervision by the regulatory entities at the state, municipal and regional level, and ensuring regulatory uniformity in the sector and legal certainty for the provision and regulation of services. ARSESP will be subject to these guidelines and will be required to incorporate any reference guidelines issued by ANA. We cannot guarantee that any potential changes to the regulatory framework of ARSESP will not have an adverse effect on our business, financial condition or results of operations.

The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.

The Basic Sanitation Law, which establishes national guidelines for basic sanitation, was amended by the New Legal Framework for Basic Sanitation which brought about several changes that directly affect our operations.

The current regulation prohibits the provision of public basic sanitation services by any party other than municipal and state’s public administration from being formalized through program contracts, agreements, partnership agreements and other unstable instruments for the provision of public basic sanitation services. Previously, we provided services in several Municipalities through contracts which did not require bidding procedures.

The current program contracts and contracts that comply with Law No. 11,445/2007 will remain in effect until the end of their contractual term, provided that they set targets for the universalization of services by December 31, 2033, and that those that did not set such targets established them by March 31, 2022. Therefore, except in the Municipalities where the State shares ownership with the Municipalities, the renewal of these contracts, once they expire, will require a bidding process and, as such, we cannot guarantee that we will be able to maintain our current customer base and size of operations.

If our potential privatization is implemented through a sale of the shares the State of São Paulo holds in us, our current program-contracts may be affected. For more information, see “Item 3D. Risk Factors—Risks Relating to Regulatory Environment—Any sale of our shares to the private sector which removes the State as our majority shareholder brings uncertainties regarding the maintenance of current program contracts” and “Item 3D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

Any sale of our shares to the private sector which removes the State as our majority shareholder brings uncertainties regarding the maintenance of current program contracts.

The New Legal Framework for Basic Sanitation provides that, in the event of the sale of the State’s share control to the private sector, the current program contracts may be replaced with new concession contracts, subject to the State Privatization Program. The framework also establishes that if there is a change in the clauses of these program contracts, such proposals must be presented to the public entities holding the service, who must, within 180 days, manifest their opinion if in disagreement, after which the proposal will be considered as approved. However, prior approval by the public entities that executed the program contract is only required if the majority shareholder requests an amendment to the contract's purpose or certain other sections of the contract at the time of the change of control. Regardless of that, most of our contracts have a termination clause in the event of a change in our control. We cannot assure you that all the public entities holding the service will agree to any proposed amendments to the contracts and that the result of those negotiations would not have a material impact on our revenues or operations.

Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.

Municipalities have a right to terminate our concessions early if we fail to comply with our contractual or legal obligations or if the municipalities determine to do so in a takeover proceeding (retomada de serviços). The resumption of services must be justified by public interest. In these circumstances, the municipalities have to determine that it is no longer in the public interest to continue to provide water and sewage services under the terms and conditions of the current concession. Under Federal Decree No. 11,467/2023, the municipalities and regulator are responsible for identifying potential contractual irregularities and adopting the required actions. Accordingly, we cannot assure all our contracts are complying with the new rules and will be not terminated by the municipalities. The Basic Sanitation Law provides that on the early termination of a concession a valuation of the assets that relate to the services provided must be carried out in order to calculate the unamortized portion of investments for purposes of assessing any related indemnification payments due to the service provider. The resulting indemnification payment may be less than the remaining value of the investments the sanitation service provider made. Alternatively, there may be an extension of the maturity dates for the payments. The municipalities may also refuse to make indemnification payments voluntarily, potentially leading to judicial disputes. In the case of a judicial dispute, there is a risk that the judicial decision will consider the indemnification as undue or set it at a lower value than the investments already made.

The New Legal Framework for Basic Sanitation assigns to ANA the authority to introduce reference norms on the methodology for calculating indemnities due to investments made and not yet amortized or depreciated, which will be incorporated into ARSESP’s regulatory framework and be applicable to all our contracts that are subject to ARSESP's supervision.

On August 31, 2021, ANA published the opening of Subsidy Taking No. 01/2021, intended to collect contributions from society for the preparation of the reference norms for the methodology of calculating asset indemnities for the water and sewage segments.

Based on contributions received from society and other studies, ANA will prepare the Regulatory Impact Analysis Report related to this reference norms for a second stage of social participation, which will include a public consultation. Future concession contracts will have their indemnification methodology defined together with the other contractual rules provided for in ANA’s reference norms. We do not know the effects that the asset indemnity calculation methodology will have on our business.

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

Additionally, we are party to proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain municipalities. For more information, see Note 20 to our 2022 financial statements included in this annual report. Other municipalities may seek to terminate their concession agreements before the contractual expiration date. If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, our business, financial condition or results of operations may be adversely affected.

Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.

The New Legal Framework for Basic Sanitation changes certain regulations and definitions to a later date, which could have a significant impact on our operations. Moreover, ANA was assigned with the authority to edit reference norms to serve as guidelines to be observed by other regulatory agencies, pursuant to Article 23, of the Basic Sanitation Law, thereby potentially reducing their autonomy. If these national guidelines are not followed, certain consequences may apply to the operators, such as blocking access to funding or financings provided or managed by the federal government or federal entities.

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

Since 2022, ANA has been conducting public consultations. On January 4, 2022, ANA initiated Public Consultation No. 01/2022 regarding the proposal for a reference standard on indicators and standards of quality, efficiency and effectiveness for evaluating the provision, maintenance and operation of water supply and sewage systems. On November 11, 2022, ANA initiated Public Consultation No. 008/2022 regarding the reference standard that addresses the methodology for indemnification of assets in the water and sewage sectors, which will impact our future contracts. As of the date of this annual report, there has not been an update regarding this public consultation or any other proposal for reference standards. The outcome of these public consultations and their impact on our business are still uncertain. For more information on ARSESP regulations and these pending measures, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—The Basic Sanitation Law and the New Legal Framework for Basic Sanitation.”

Risks Relating to Environmental Matters and Physical and Transition Climate Risks

Compliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image.

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

We are party to environmental proceedings and could be subject to other types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations, including licensing requirements, that could expose us to administrative penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. These expenses may lead us to reduce expenditure on strategic investments, which may adversely affect our business, financial condition, results of operations, reputation or image.

We are party to environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants. We are also involved in proceedings challenging the water withdrawing during the 2014-2015 water crisis. Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on our reputation, image, business, financial conditions or results of operations. For more information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.” For more information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program,” “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal,” “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation.” For more information on the water crisis, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.

We experience decreases in our water supply from time to time due to droughts. The 2020-2021 and 2021-2022 rainy seasons, which ended in September 2021 and September 2022, respectively, recorded below-average rainfall compared to the expected long-term average. This decreased rainfall compromises the recovery of water storage levels that are necessary to serve the population during dry months, which run from April to September.

The 2022-2023 rainy season, which started in October 2022, registered above-average rainfall compared to the expected long-term average in the period until the month of March, which is the period expected to have the most intense rain. However, it is not possible to predict the behavior of the rain in the future. If we undergo consecutive periods of drought we may be required to adopt measures to mitigate the impacts and maintain the water supply in our area of operation.

In 2014 and 2015 we experienced a severe drought in the metropolitan region of São Paulo, the most severe drought in the last 80 years at the time, which was more intense in the northwest region of the State of São Paulo, resulting in the lowest level of rainfall and water inflow ever recorded in the Cantareira System, the largest water production system in the metropolitan region of São Paulo. This drought severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures from 2014 to April 2016 to mitigate its impact and maintain the water supply for the then 20.9 million inhabitants at that moment served in the metropolitan region of São Paulo. For more information, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.” With the return of the rainfall to its historical average, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level. However, heightened public awareness of the need to conserve water during the crisis and other more recent droughts resulted in our customers continuing to adopt lower water consumption practices. As a result of this new behavior and ongoing awareness, the volume of water billed to our clients did not return to the volume of water billed before the water crisis in 2013. Accordingly, this change in consumption practice due to the 2014-2015 water crisis has had a continued effect on our results of operations since then.

There is a risk that there might be further period of drought similar or more severe to those of 2014-2015, 2020-2021 and 2021-2022 in the future, forcing us to adopt similar or more severe measures as those adopted in 2014-2015, what can cause a material impact on consumption habits. These uncertainties could have a material adverse effect on our results of operations and financial condition.

Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.

Our business may be affected by droughts, and by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the severity of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply, whether from the standpoint of quality or quantity. Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services. For more information, see “Item 3.D. Risk Factors— Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.” Extreme climate conditions may compromise our facilities’ conditions to operate and supply of inputs. Additionally, increases in air temperature could affect demand for water.

Since we are dependent upon energy supplies to conduct our business, extreme weather events may also reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages, which could affect water and sewage services. Increased electricity prices may also adversely affect our costs and results of operations. For more information, see “Item 3.D. Risk Factors—Risks relating to Our Suppliers—Adverse weather conditions may interrupt the supply of electricity and water and adversely impact our operations” and “Item 4.B. Business Overview—Energy Consumption.”

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the city of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in São Sebastião. It was the highest volume of rainfall recorded in Brazil within such a short period of time since records began. As a result, our water treatment plants in the region were damaged, and the water supply was interrupted for some days due to siltation, the inability to store water, and lack of electricity. If similar incidents occur in the future or become more frequent, these events may have a material adverse effect on our results of operations and financial condition.

We cannot predict all of the effects of extreme weather events, making it difficult to estimate the resources needed to mitigate these effects. It is possible that as a result of the difficulty to predict these events, we may be required to make substantial investments or incur substantial costs in their remediation, which may have a material adverse impact on our business, financial condition or results of operations. We also cannot guarantee that we will be able to pass on any of these additional costs and expenses to our customers.

New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

We are currently subject to federal and state laws, as well as international regulations on climate change, that establish global goals to reduce greenhouse gas (“GHG”) emissions, which we endeavor to comply with. Among these laws, we highlight Decree No. 65,881 of July 20, 2021, which provides for the State of São Paulo’s adhesion to the “Race to Zero” and “Race to Resilience” campaigns, which aims, among other issues, to reduce GHG emissions and to foster climate resilience. Decree No. 65,881/2021 also provides for the development of the 2050 Climate Action Plan (PAC 2050) by the São Paulo state government, which will likely include benchmark targets for various sectors, including sanitation.

Decree No. 11,075 of May 29, 2022, established the National System for Reduction of Greenhouse Gas Emissions and the terms for the development of the Sectoral Plans for Climate Change Mitigation. It is not possible to establish the impact of this decree on our activities, as the provisions are subject to elaboration by the relevant Ministries.

With Brazil’s current adherence to international agreements, as well as the clear guidelines of the State government on reducing emissions, in addition to the establishment of new legislation, it is possible that we may have to invest in further actions to reduce and mitigate emissions. We may be required to adopt new standards to improve our energy use efficiency and minimize the release of GHGs for the systems already in operation or when we obtain environmental licenses for new enterprises. We may also need to incur substantial new expenditures, to comply with new climate change regulations, that may require us, for example, (i) to adapt and improve our operations to achieve more sustainable processes and to reduce the emission of GHGs; (ii) to implement new facilities and equipment for the utilization of biogas and generated sludge; (iii) to expand the use of clean and renewable energy sources and alternative fuels; or (iv) to offset GHG emissions through intensified conservation and reforestation activities. Accordingly, new climate change regulations represent a great challenge for us given the diverse and dispersed processes we use at our operational facilities and the fact that changes in process design affect both our current operations and future projects. New expenditures resulting from new climate change regulations and from the prevention or correction of effects of extreme weather could have a material adverse effect on our results of operations. For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions” and “Item 4.B. Business Overview—Energy Consumption.”

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets. The ten largest companies in terms of market capitalization represented approximately 47% of the aggregate market capitalization of the B3 as of December 31, 2022.

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

From time to time there are proposals to tax dividends paid by Brazilian companies and changes to the taxation of interest on equity. If such proposals were to be realized, this would increase the tax expenses associated with any dividend, interest on equity or distributions made by Brazilian companies, which could impact us or our shareholders and the value of our common shares and ADSs. Uncertainty regarding the implementation by the current government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

In addition, we cannot assure that there will not be changes to other applicable laws and regulations, or their interpretation, that may increase our tax burden or reduce tax incentives available to us or our investors, or that the tax incentives will be effectively maintained on their current terms until the end of their effective term, or that tax incentives will be able to be renewed on favorable conditions after the expiration of their current terms. Any such changes could impact us, our shareholders or our investors and the value of our common shares and ADSs.

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

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

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

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the State of São Paulo, may decide to undertake a corporate reorganization, for a variety of reasons which could have the effect of diluting existing shareholders and ADS holders or lead to a change of control. For more information, see “Item 3.D. —Risk Factors Risks Relating to Our Control by the State of São Paulo —Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.       History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability and for indefinite duration. We were incorporated on September 6, 1973, under the laws of the Federative Republic of Brazil. We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is +55 11 3388-8000. Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017. We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad. For more information, see “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Provision of Essential Basic Sanitation Services in Brazil.”

On June 29, 1973, pursuant to State Law No. 119/1973, Companhia Metropolitana de Águas de São Paulo, Superintendência de Águas e Esgotos da Capital, and Companhia Metropolitana de Saneamento de São Paulo merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since our formation, other São Paulo state governmental and state-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into our company.

We have been integrated into the São Paulo state governmental structure and our strategies have been formulated in conjunction with the strategies of the São Paulo Secretariat for Environment, Infrastructure and Logistics (Secretaria de Meio Ambiente, Infraestrutura e Logística do Estado de São Paulo).

Our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Environment, Infrastructure and Logistics as a whole. Our financial statements and accounting records are subject to review by the State Court of Audit (Tribunal de Contas), as are all accounts of the State.

In 1994, we were registered with the CVM as a publicly-held company and are therefore subject to the CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events. Our common shares have been listed on the B3 under the ticker “SBSP3” since June 4, 1997.

In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements. In the same year, we registered our common shares with the Securities and Exchange Commission (“SEC”), and started trading our shares in the form of ADR – level III on the New York Stock Exchange (“NYSE”) under the ticker “SBS.”

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares. In 2004, the State of São Paulo carried out a secondary offer of common shares of our company in the Brazilian and international markets, owning after that 50.3% of our common shares. As of December 31, 2022, the State owned the same 50.3% of our common shares.

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

In December 2007, State Supplementary Law No. 1,025/2007 provided for the expansion of the scope of services to be provided by us related to environmental sanitation and energy, and also provided for the creation of regulatory agencies for the supervision of water and sewage services, created ARSESP, the regulatory agency that regulates and supervises the services we provide.

On February 28, 2023, CDPED, which has authority over our corporate reorganization plan, agreed to proceed with arrangements for hiring consultancy services for the study of our Privatization. On April 10, 2023 the São Paulo state government signed a contract with the IFC, an agency linked to the World Bank, which will act as the advisor in this process.

We are currently awaiting guidance from CDPED, which has authority over our corporate reorganization plan. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

As of December 31, 2022, we provided water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities. As of the same date, we serve directly in 375 of the 645 municipalities in the State, including in the city of São Paulo. We also supplied water and accounted for two municipalities in the São Paulo metropolitan region on a wholesale basis. In addition, we have three partnerships with private companies to supply water and sewage services, which are: Águas de Castilho, Águas de Andradina e Sesamm and Serviços de Saneamento de Mogi Mirim S.A. (the latter only for sewage services).

In the basic sanitation segment, we have also established two other special purpose companies, in which we participate as a minority shareholder, which are: Aquapolo Ambiental S.A. and Attend Ambiental S.A. Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere. Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region, but is currently only providing approximately 450 liters per second as a result of demand. Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region.

We are also qualified to plan, operate and maintain systems of production, storage, conservation and sale of energy for us or for third parties, and to sell services, products and rights that directly or indirectly arise from our assets, business and activities. Accordingly, we created Paulista Geradora de Energia S.A., which was formed in 2015, focuses on the implementation and commercial exploration of water potential in small hydroelectric power plants, located at Vertedouro Cascata and the Guaraú Water Treatment Plant, with a total capacity of 7 MW. On January 20, 2023, the Guaraú plant began operations, with a capacity of 4.1 MW. The Vertedouro Cascata plant, which has a capacity of 2.9 MW, will start operations in June 2023. For more information, see “Note 11 to the Financial Statements - Investments.”

On October 28, 2022, we formed Cantareira Energia SP, in partnership with Pacto SP Energia I, which will operate in the production and sale of electricity. Cantareira Energia SP will establish four photovoltaic power generation plants on floating structures in our reservoirs, the first being in the Jaguari reservoir, part of the Cantareira System, with a capacity of 5MW and expected to start operating in 2023.

On December 7, 2022, we formed Infranext Soluções em Pavimentação S/A to construct a plant for the production and sale of cold made asphalt for use in our asphalt replacement services.

On December 22, 2022, we acquired 20% of FOXX URE-BA S.A (“URE-BA”) pursuant to the concession agreement entered into with the municipality of Barueri for the construction of a power generation plant from urban solid waste (resíduos sólidos urbanos). URE-BA will produce energy through the thermal treatment of urban solid waste, with a total installed capacity of 20MW and sales of approximately 16MW, in addition to a treatment capacity of 300 thousand tons of urban solid waste per year. It will be the first power generation plant operating from the incineration of urban solid waste in Brazil. This project is intended to further our commitment to sustainability and quality of life, reducing the use of landfills and promoting a circular economy to mitigate some of the impacts of urban solid waste on climate change. Sewage treatment plants generate a large amount of sludge from sewage treatment. As sludge disposal is costly, the partnership with URE-BA forms part of our studies to reduce the costs of sludge disposal and to create additional value.

Our results of operations and financial condition are generally affected by: (i) our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; (iii) climate conditions; (iv) impacts of regulation for sanitation services; and (v) the impact of pandemics such as COVID-19. Following the water crisis, the volume of water billed in the São Paulo metropolitan region continued below 2013 levels as many of our customers continue to apply some of the lower water consumption practices adopted during water crisis. The new Legal Framework for Basic Sanitation introduced several changes that directly affect our business. Our financial and operating performance may be adversely affected by pandemics such as COVID-19, as well as other catastrophes and health epidemics. For more information, see “Item 3.D. Risk Factors— Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations” and “Item 4.B Business Overview—The 2014-2015 Water Crisis,” and for information on the COVID-19 pandemic, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.” For more information on regulatory risks, see “Item 3.D. Risk Factors— Risks Relating to Regulatory Environment.”

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well-established business with significant size, scale and know-how to operate in complex urban settings. We are one of the largest water and sewage service providers in the world, according to studies by Global Water Intelligence, which considered the estimated revenue in 2020. We provide water services directly to approximately 28.0 million people and supply water on a wholesale basis to an additional urban population of approximately 0.6 million people. As of December 31, 2022, we had an effective water coverage ratio of 98% in respect of all regions in which we operate. We also provide sewage services directly to approximately 24.7 million people, achieving an effective sewage service ratio of 92% in respect of all regions in which we operate as of December 31, 2022. Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well-trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state. The State of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 45.3 million as of December 31, 2022. The city of São Paulo had an estimated total population of 12 million as of the same date, while the São Paulo metropolitan region had a total population of 21.4 million. Based on its GDP, the State of São Paulo is the wealthiest state and has the largest economy of any state in Brazil. The GDP of the State of São Paulo was approximately R$2.4 trillion representing approximately 31.2% of Brazil’s total GDP, according to the most recent data collected by the IBGE in 2020. The State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business. We have formal agreements with 374 of the 645 municipalities in the State of São Paulo, including agreements with the cities of São Paulo and Guarulhos, respectively the first and second largest municipalities in the State of São Paulo. Most of our contracts have a 30-year term. For the year ended December 31, 2022, income from these agreements accounted for 99.2% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

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

High quality operations. We believe that we adhere to high standards of service and employ the best available technology in the sanitation business to control the quality of the water we abstract, process and distribute. Of our 16 laboratories in total, our central laboratory and 13 of our regional laboratories are accredited by the National Institute of Metrology, Quality and Technology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Qualidade e Tecnologia – “INMETRO”), and comply with the ABNT NBR ISO IEC 17025 standard, thereby assuring the quality and accuracy of our test results. Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints. We believe our technology enhances the efficiency and quality of our operations.

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

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency. Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operations. We also intend to increase our sewage coverage by adding 1.2 million sewage connections by 2027. In addition, we seek to reduce both physical and non-physical water loss. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

We also aim to improve our processes and controls by implementing a new management model based on the Excellence in Management Model and new Enterprise Resource Planning (“ERP”) and Customer Relationship Management systems, ensuring compliance with regulatory requirements and serving as a structural tool for digital transformation through the utilization of new technologies focused on process automation, customer experience, and management of analytical information. The implementation of the ERP system started in 2017 and was finalized in 2021.

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

Currently, we provide water and/or sewage services to three other municipalities through special purpose companies in partnership with private companies. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—Overview.”

Maintain and expand our operating base. We intend to maintain and expand our operating base by searching for new business opportunities. We also regularly explore the possibility of providing water and sewage services in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which on aggregate represent a total population of approximately 14.5 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance. In June 2010, we entered into a 30-year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2022, accounted for 45.1% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). Between January 1, 2007 and December 31, 2022, we entered into agreements with 351 municipalities (including our services agreement with the city of São Paulo). These 351 municipalities accounted for 95.4% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2022 and 94.5% of our intangible assets and contract assets as of the same date. As of December 31, 2022, one of our concessions had expired. This municipality accounted for 0.1% of our total revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2022 and 0.02% of our intangible assets and contract assets as of the same date. From January 1, 2023 through 2030, 23 concession agreements will expire, accounting for 3.8% of our revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2022 and 2.2% of our intangible assets and contract assets as of the same date, will expire.

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

In 2021, our Board of Directors approved the revision of our New Business Policy, which established, among others, the rules to be observed when searching for partners in developing new business opportunities. In accordance with this policy, we have since incorporated three special purpose entities. For more information, see “Item 4.A. Information on the Company—History and Development of the Company—Overview.”

Additionally, in April 2022, we issued a public call for proposals to select a strategic partner to conduct studies, develop, and implement solutions for generating value from sludge generated in wastewater treatment plants. Various solutions were presented, such as the generation of electric power, organic fertilizers, and organomineral fertilizers, which may generate new business opportunities for us in the future.

Establish efficient and competitive ways of motivating, retaining and attracting personnel. We intend to provide our personnel with programs for professional and personal development, growth opportunities and recognition. These programs include competitive benefit packages and a healthy and collaborative work environment. We seek to raise workplace satisfaction, well-being, engagement and productivity. In 2022, we received the Great Place to Work certification for the second time, a recognition awarded by the Great Place to Work consulting firm.

Expand our sewage treatment coverage. Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way. We had an effective sewage coverage ratio of 92% as of December 31, 2022, and plan to increase this ratio to 95% by 2027, by adding over 1.2 million sewage connections by 2027 and the indicator of consumer units connected to the sewage treatment system from 83% to 90% by 2027. These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply. In addition, there are municipalities in the State of São Paulo representing a total population of approximately 14.5 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis. Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the State of São Paulo as well as to other Brazilian states and abroad. For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operations” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs.”

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2022 we invested R$5.4 billion and between 2023 and 2027 we plan to invest an additional R$26.2 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the State of São Paulo, thereby encouraging these customers to continue using our services.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo as well as in other Brazilian states and abroad, while creating shareholder value and strengthening our results of operations and our financial condition.

In 2022, we initiated a review of our strategic planning to address the evolving landscape of the sanitation sector and to identify our priorities.

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

The State of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles. According to the SEADE, the State of São Paulo had an estimated total population of 45.3 million as of December 31, 2022. The city of São Paulo, capital of the State of São Paulo, had an estimated total population of 12 million, with a total population of 21.4 million inhabitants in the São Paulo metropolitan region, as of December 31, 2022. The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fourth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2018,” with approximately 47% of the total population of the State of São Paulo as of December 31, 2022. In the most recent data collected by the IBGE, the GDP of the State of São Paulo was approximately R$2.4 trillion, representing approximately 31.2% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries. The State of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

Corporate Organization

We currently have six management divisions, each of which is supervised by one of our executive officers.

Our Board of Directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws. The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our shareholders’ meeting, our Board of Directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, ombudsman, compliance, risk management, audit and quality.

The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys-in-fact. The executive officers described below report to the Chief Executive Officer:

•	the Corporate Management Officer, who is responsible for marketing (commercial processes), human resources and social responsibility, legal affairs, information technology, asset management, supplies and contracts;

•	the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, collection of revenues, allocating financial resources to our divisions, conducting capital markets and other debt incurrence transactions, as well as managing debt levels, controlling accounting and regulatory affairs, corporate governance, identifying new business opportunities and managing investor relations;

•	the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, and research innovation; and

•	the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of works and services for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions. The Chief Operating Officers are also responsible for sanitation advisory services to independent municipalities, negotiating contracts for water supply and sewage treatment services and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

On March 27, 2023, we published our management proposal which outlines the matters to be discussed at our Ordinary and Extraordinary General Shareholders' meeting to be held on April 28, 2023. One of the matters that will be voted on at the meeting, is an amendment to our Bylaws to include a further executive officer and rearrange the responsibilities assigned to each officer. Once the proposal is approved, our board of executive officers will be composed of the following seven executive officers: Chief Executive Officer, People and Corporate Management Officer, Chief Financial and Investor Relations Officer, Engineering and Innovation Officer, Regulation and New Business Officer, Operation and Maintenance Officer and Customer Officer.

Capital Expenditure Program

Our capital expenditure budget is subject to approval by the State legislative chamber. This approval is obtained simultaneously with the approval of the budget of the São Paulo Secretariat for Environment, Infrastructure and Logistics. We are also subject to supervision from the Court of Audit of the State of São Paulo (Tribunal de Contas do Estado de São Paulo), with regard to our accounting, financial and budgetary activities and our operating assets.

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

We have budgeted investments in the total amount of R$26.2 billion from 2023 through 2027. The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	2023	2024	2025	2026	2027	Total
				(in millions of reais)
Water	1,986	1,843	1,907	1,540	1,656	8,932
Sewage Collection	2,388	2,394	2,566	2,712	2,380	12,440
Sewage Treatment	644	714	1,084	1,183	1,217	4,842
Total	5,018	4,951	5,557	5,435	5,253	26,214

We invested R$5.4 billion, R$5.0 billion and R$4.4 billion in 2022, 2021 and 2020, respectively. The following table sets forth the investments we have made by segment and region for the years indicated:

Year ended December 31,
	2022		2021		2020
(in millions of reais, except percentages)
	Water	Sewage	Water	Sewage	Water	Sewage
São Paulo Metropolitan Region	1,484.7	2,439.7	1,398.3	2,385.8	1,647.6	1,518.9
Regional Systems	680.9	784.3	551.8	647.1	469.0	744.0
Total	2,165.6	3,224.0	1,950.1	3,032.9	2,116.6	2,262.9

The following table sets forth the number of water and sewage connections made in 2022 and the goals for the 2023 to 2027 period:

	Accomplished (in thousands)	Goals (in thousands)
	2022	2023	2024	2025	2026	2027	Total
Water	183.5	190	190	190	190	190	950
Sewage Collection	226.5	230	230	230	230	230	1,150

New consumers are responsible for covering part of the costs of connection to the water distribution network if they are located more than 20 meters away from the existing network. Beyond this distance, the customer must cover the additional costs of connection to the network from their premises, including the costs of purchasing and installing the water meter and related labor costs. We perform the installation, inspections and periodic measurements of the water meter. After the installation is completed, the customer is responsible for the water meter.

New sewage connections are made substantially on the same basis as the water network connections. We cover the costs of installing the first twenty meters of sewage network extension from the existing collection network to the new sewage connections for all consumers, and the consumer is responsible for the remaining costs.

Our capital expenditure program from 2023 through 2027 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 375 municipalities we served as of December 31, 2022.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution. For the period from 2023 through 2027, we plan to spend R$8.9 billion in water-related investments. The main programs are:

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

With regard to PPP São Lourenço, as of December 31, 2022, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system). After monetary adjustment, the contract amounts to approximately R$7.8 billion and has a 25-year term, four years of which was dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanics and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; preservation and cleaning, surveillance and property security. The system indirectly benefits the entire São Paulo metropolitan region as it is connected to the metropolitan system, which increases the volume of available water.

Reversal of the Itapanhaú River

This is the third major project of the many structural interventions to ensure water security in the São Paulo metropolitan region. Through the reversal of the Itapanhaú River basin to the Biritiba reservoir, part of the Alto Tietê Production System is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to the Biritiba reservoir. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê Production System as well as indirectly benefit the population of the greater São Paulo region. The construction works began in June 2020 and are estimated to finish in 2024. This project is partially funded out of our own resources and from funds provided by Caixa Econômica Federal.

Program for Reduction of Water Loss

The Program for the Reduction of Water Loss aims to achieve a steady reduction in water loss in the long term, through the implementation of various operational and maintenance improvement measures, in addition to important actions to renew and improve the infrastructure.

As a result, the rate of total losses index has decreased gradually, from 41.0% in 2004 to 28.8% in 2022. The loss in liters per connection per day, considered the most suitable index, has also shown a decrease. In 2022, the index reached 249 liters per connection per day compared to 547 liters per connection per day in 2004.

The losses in the municipality of Guarulhos were accounted for in this index as of January 2021. The losses in the municipality of Santo André were accounted for in this index as of January 2022 and Mauá will be accounted for in this index as of January 2023. Accordingly, the goal for 2023 is to reach an index of 248 liters per connection per day, including these municipalities. Part of the resources allocated, to the program came from our own resources and the remainder from financing granted by the Japan International Cooperation Agency (“JICA”), BNDES and by incentivized debentures provided for in Law No. 12,431/2011.

Coastal Water Program

The Coastal Water Program (Programa Água no Litoral) covers long-term activities aimed at expanding the water production and distribution capacity in the Baixada Santista metropolitan region on the southern coast, as well as in the municipalities of the northern coast of the State of São Paulo. The program aims to benefit approximately three and a half million people, including the local population and tourists. It also aims to improve the reliability of the local systems, eliminating existing and potential deficiencies and irregularities in the water supply. To achieve this goal, since 2013 we have invested in improving water supply systems in several municipalities, such as the implementation of the Mambu Branco Production System located in Itanhaém, which is currently being expanded to increase its water flow from 1.6 m³/s to 3.2 m³/s.

Another part of the Program in the Baixada Santista is the implementation of the Melvi Water Treatment Plant, located in Praia Grande with a capacity of 1.27 m³/s, and the construction of 5 metallic reservoirs in Santos, Bertioga, Peruíbe, Itanhaém and Guarujá. Additionally, there are plans to build a reservoir center with a capacity of 30,000 m³ in Praia Grande and to expand the Jurubatuba System to ensure the water supply to the population of Guarujá, mainly during the summer season.

On the northern coast, the Program is expanding the Água Branca supply system in Ilhabela and also foresees investments to increase the reservoir capacity through the construction of new reservoirs. The capacity of treatment, adduction and reservoirs will also be expanded in São Sebastião and Caraguatatuba. Besides the treatment and adduction projects, investments are foreseen to expand the coverage area with water distribution in São Sebastião and in Ubatuba.

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

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage. For the period from 2023 through 2027, we plan to invest R$17.3 billion in sewage collection and treatment. The main programs are:

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

From 1992 to the end of 2022, investments totaled US$3.5 billion. Part of the resources allocated to the Tietê Project are our own capital and the remainder comes from financings granted by the IDB, BNDES, Caixa Econômica Federal and IFC.

During this period, 5 thousand kilometers of trunk sewers, interceptors and sewer collection networks were built and the treatment capacity of our plants almost tripled. As a result, the treated sewage outflow in the metropolitan region of São Paulo today is five and a half times greater than that in 1992, an increase equivalent to the sewage generated by a population of 12 million people. As a result, sewage collection that served 70% of the urbanized area of the metropolitan region of São Paulo in 1992 increased by more than 90% by the end of 2022.

Currently, Stage III is underway and we have made progress of over 90%. Stage IV is also underway, with some important projects already completed. It is estimated that the scope defined for Stages III and IV will be completed by 2027.

Finally, we would like to highlight the Novo Rio Pinheiros Project, which is part of the Tietê Project. The Pinheiros River is one of the main tributaries of the Tietê River in the São Paulo metropolitan region, and the improvements in the Pinheiros River had a direct impact on improving the quality of Tietê’s waters. It is important to point out that the large sewage collection and interception infrastructure built over time as part of the Tietê Project allows the complementary improvements carried out in the Novo Rio Pinheiros River to be immediately connected to the Barueri treatment plant. This project concluded in 2022.

The Novo Rio Pinheiros Project was an initiative promoted by the State of São Paulo to coordinate several state and municipal entities in an effort to clean up the Pinheiros river in order to reintegrate it into the city and make it a leisure and tourism area. The project includes sewage services, riverbed dredging, programs for the collection and reduction of inadequate urban waste disposal, as well as environmental education actions.

We were encouraged to participate in this initiative as it is relevant for the Tietê Project and we took part in the project by offering an accelerated expansion of the sewage collection network and the installation of new sewage connections in areas not yet served. In places where the connection to the existing infrastructure is not possible due to settlements along the river bank, we installed small sewage treatment plants on the river’s tributaries as part of the project. More than 650 thousand residences were connected to the sewage treatment system. These initiatives are being contracted based on performance (Performance Contract), a form of service contracting that set goals to be achieved by the contractors, with the compensation varying according to the achievement of the proposed targets. That is, compensation will take place upon completion of the construction and will also have a variable part, depending on the final result achieved. Performance evaluation considers targets such as the number of new residences connected to the sewage network and stream water quality.

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

Since 2007, we have decontaminated and preserved 161 urban streams, benefiting approximately 2.9 million people. Part of the investment related to the Tietê Project and Novo Rio Pinheiros benefits the Clean Stream Program. In 2022, four streams were decontaminated.

Clean Wave Program

The Clean Wave Program (Programa Onda Limpa) is the largest environmental sanitation program on the Brazilian coast. Its main goal is to improve and expand the sewage systems in the municipalities of the metropolitan region of Baixada Santista and the northern coast of the State of São Paulo, seeking the universalization of sewage services in the region. The program will improve public health and bathing on the region's beaches, benefiting approximately 3.5 million people, including the local population and tourists who visit the region, especially in the summer months.

The first stage began in 2007, with investments only in Baixada Santista and, among the initiatives performed, 110,000 sewage connections, 7 sewage treatment plants, and 2 preconditioning plants were implemented. This was financed with our own resources and through financings from JICA and BNDES. From the beginning of the Program until 2022, the investments resulted in an increase in the sewage collection coverage rate from 53% to 85% and treatment of 100% of the collected sewage.

The second stage of the Program began in 2018 and aims to build approximately 450 km of sewage collection networks, 48,000 new sewage connections, 3 new sewage treatment plants and improvements and expansions in existing sewage plants with investments in all nine municipalities of Baixada Santista. In 2019, sewage collection and removal works began in the municipalities of Praia Grande, Mongaguá, São Vicente and Itanhaém. We expect to complete this stage in 2026. The second stage of the Program is financed with our own resources and Infrastructure Debentures (Debêntures de Infraestrutura) and by the IFC.

The third stage of the Program in Baixada Santista will be carried out between 2026 and 2033 and aims to reach the targets established in the New Legal Framework for Basic Sanitation in Baixada Santista. On the northern coast, the Clean Wave Program arrived in 2019, aiming to intensify investments in sanitation in the four municipalities of the region - Caraguatatuba, São Sebastião, Ubatuba and Ilhabela.

Other Policies and Programs

Nossa Guarapiranga

The Nossa Guarapiranga Project launched in December 2011 is still running. Its main objective is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region, which supplies more than 4 million people.

We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the mouth of the reservoir’s main effluents in order to retain solid residue in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of water plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the water surface of the dam in the reservoir. Two vessels were built specifically for this purpose. We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga Project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2022, we removed an average of 147 m³/month of solid residue and approximately 910 m3/month of water plants from this basin.

Água Legal Program

Created in 2017, the Legal Water Program (Água Legal) aims to promote the proper installation of water distribution systems in communities of high social vulnerability, where residents are poorly supplied with improvised pipes subject to contamination. In 2022, the program brought more comfort and health to approximately 120 thousand people in the metropolitan region of São Paulo by replacing precarious and irregular facilities with networks and water meters that bring quality water to the taps. Since the beginning of the Program, approximately 680 thousand people in the metropolitan region of São Paulo had their private connections standardized.

Pró-Conexão

In 2012, the State of São Paulo approved a program to subsidize connections to the sewage system for low-income families, of which 80% of the capital expenditures is provided by the São Paulo state government and 20% by us.

From 2012 to 2019, when the first phase ended, the program benefited 29.7 thousand families, with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure for these households.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired and the program was suspended between 2020 and 2022. In February 2022, our Board of Directors approved the renewal of the program. In December 2022, the São Paulo state government published the State Decree No. 67,298, which extended the Pro-Connection Program (Programa Pró-Conexão) for a further five years. By 2027, we expect more than 65,000 new sewage connections.

We believe that this program can increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low-income families. For more information, see “Item 7.B. Related Party Transactions—Agreements with the State.”

B.        Business Overview

Our Operations

As of December 31, 2022, we provided water and sewage services to 375 municipalities in the State of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements. We also supplied treated water and account for on a wholesale basis to two municipalities located in the São Paulo metropolitan region and conurbations. The majority of these concessions have 30-year terms. Between January 1, 2007 and December 31, 2022, we entered into agreements with 351 municipalities in accordance with the Basic Sanitation Law, of which none were entered into in 2022. As of December 31, 2022, these 351 municipalities accounted for 95.4% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). In addition to the contracts, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2022, one of our agreements or concessions had expired but we continued to provide water and sewage services to this municipality. From January 1, 2023 through 2030, 23 concession agreements will expire, accounting for 3.8% of our revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2022 and 2.2% of our intangible assets and contract assets as of the same date, will expire.

We operate water and sewage systems in the State of São Paulo, which includes the city of São Paulo, Brazil’s largest city. According to the IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest GDP in Brazil. For the year ended December 31, 2022, we generated net operating revenue of R$22,055.7 million and profit of R$3,121.3 million. Our total assets amounted to R$57,207.8 million and our total shareholders’ equity amounted to R$27,333.5 million as of December 31, 2022. As of December 31, 2022, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 375 of the 645 municipalities in the State of São Paulo, including the city of São Paulo. Substantially all of our concessions or program agreements have 30-year terms.

We also supplied water and sewage treatment services on a wholesale basis to two municipalities located in the São Paulo metropolitan region (Mogi das Cruzes and São Caetano do Sul). Agreements to provide services on a wholesale basis must comply with the Basic Sanitation Law, which requires that the service be supervised by an independent agency, stipulates registration of the cost of the service with the rules published by ARSESP. Our agreements currently comply with the provisions of the Basic Sanitation Law. For more information on these agreements, see Note 10 to our 2022 financial statements.

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

In 2022, we invoiced approximately 2,177.6 million cubic meters of water and 1,904.6 million cubic meters of sewage collected from these municipalities. In 2022, our revenues from wholesale water services were R$96.3 million and from wholesale sewage services were R$31.7 million.

For the year ended December 31, 2022, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 71.5% of our operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 28.5%.

As of December 31, 2022, we provided water services through 10.1 million water connections to approximately 28.0 million people, representing approximately 62% of the total population of the State of São Paulo, and had a water coverage ratio of 98% with respect to all regions. As of that date, we provided sewage services through 8.6 million sewage connections to approximately 24.7 million people and had an effective sewage service ratio of 92%. As of December 31, 2022, we operated using 91,638 kilometers of water pipes and water transmission lines and 63,557 kilometers of sewer lines. We also provide water and/or sewage services to four other municipalities through special purpose companies.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long-term financial sustainability. Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act in a subsidiary form in other Brazilian locations and abroad. For more information, see “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP.” For a description of our operating segments please see Note 25 to our financial statements as of and for the year ended December 31, 2022.

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

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises. In 2022, we produced approximately 2,857.9 million cubic meters of water. The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 68% of water invoiced by volume in 2022.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2022	2021	2020
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	1,981.4	1,984.2	2,032.0
Regional Systems	876.5	880.5	874.7
Total	2,857.9	2,864.7	2,906.7
Invoiced:
São Paulo metropolitan region	1,430.9	1,419.4	1,351.3
Wholesale (1)	47.8	49.7	50.1
Regional Systems	698.9	683.2	682.5
Subtotal	2,177.6	2,152.3	2,083.9
Santo André (2)	-	-	53.9
Mauá (3)	-	21.5	29.5
Residencial Social/Favela (4)	-	-	45.8
Total	2,177.6	2,173.8	2,159.2
(1)	Wholesale includes volumes of reuse water and non-domestic sewage;
(2)	Billed volume in the retail segment in 2022 and 2021 and in the wholesale/retail segment in 2020;
(3)	Billed volume in the wholesale/retail segments in 2022 and 2021 and in the wholesale segment in 2020; and
(4)	Volume exempt from paying water and sewage bills in 2020.

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water loss. For more information, see “—Water Loss.” In addition, we do not invoice:

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

Water Resources

We can withdraw water only to the extent permitted by the Department of Water and Electric Energy (Departamento de Águas e Energia Elétrica – “DAEE”) pursuant to water rights granted by it. Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of ANA, a federal agency under the Ministry of Environment and Climate Change (Ministério do Meio Ambiente e Mudança do Clima) is required. We currently withdraw substantially all of our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. For more information on water usage regulation, see “—Environmental Matters—Water Usage.”

In order to supply water to the São Paulo metropolitan region, as of December 31, 2022 we relied nine water producing systems comprising the interconnected water system of the São Paulo metropolitan region, and the Guarulhos water supply system. The total capacity of the water sources available for treatment in this area is 81.8 m³/s. The average monthly verified production for the water systems of the São Paulo metropolitan region was 61.6 m³/s during 2022. The Cantareira, Guarapiranga and Alto Tietê Systems produce 77.4% of the water we distributed in the São Paulo metropolitan region in 2022.

In 2022, the Cantareira system accounted for 34.3% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 71.5% of our operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) for the year. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks — Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

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

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

Production Rate(1)
	2022	2021	2020
(in cubic meters per second)
Water production system:
Cantareira	21.1	22.3	24.6
Guarapiranga	13.6	13.4	12.7
Alto Tietê	13.0	12.7	13.6
Rio Claro	3.6	3.3	3.6
Rio Grande (Billings reservoir)	4.5	4.4	4.3
Alto Cotia	0.9	0.8	1.1
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	4.5	4.4	3.1
Guarulhos	0.3	0.3	0.3
Total	61.6	61.7	63.4
(1)	Average of the year ended December 31, 2022, 2021 and 2020.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We installed 183.5 thousand, 178.9 thousand and 220.4 thousand new water connections in 2022, 2021 and 2020, respectively. The interconnected water system of the São Paulo metropolitan region serves 31 municipalities, of which 29 are operated directly by us under this system. Through this system, we serve the other two municipalities on a wholesale basis whereas distribution is the responsibility of the companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system. This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply, we intend to invest R$8.9 billion from 2023 to 2027 to increase our water production and distribution capacities as well as to improve the water supply systems. In 2022, our total investment in water supply systems amounted to R$2.2 billion, of which R$1.5 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network. We operate 237 treatment facilities, of which nine are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70% of all water we produced in 2022. The type of treatment used depends on the nature of the source and quality of the untreated water. For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources. All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

As of December 31,
	2022	2021	2020
Water distribution pipes and water transmission lines (in kilometers)	91,638	88,904	87,568
Number of connections (in thousands)	10,113	9,840	10,088

Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2022, our water distribution pipes and water transmission lines included: (i) 49,073 kilometers in the São Paulo metropolitan region; and (ii) 42,564 kilometers in the Regional Systems.

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

The following table (as of December 31, 2022) sets forth projected new water connections for the periods indicated in thousands:

	2023	2024	2025	2026	2027	2023 – 2027
Total	190	190	190	190	190	950

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

As of December 31, 2022, we experienced 249 liters per connection per day of water loss. We have a Program for Reduction of Water Loss in place that aims to reduce total water loss to around 248 liters per connection per day in 2023.

Real water loss (water physically lost) decreased from 22.2% in December 2008 to 19.1% in December 2022. Our strategy to reduce water loss has two approaches:

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network. We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law. Our laboratories analyze an average of 85 thousand water samples per month, which are collected from customers' residences. Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by Inductively Coupled Plasma. Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), ABNT, and the National Standard Foundation, and the American Water Works Association (“AWWA”), to eliminate toxic substances that are harmful to human health. From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water. In order to mitigate this problem, we work on: (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water. We also participate in the Clean Stream Program to clean important streams in the city of São Paulo. Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga Pró-Conexão and Água Legal Program. For more information, see “—Main Projects of Our Capital Expenditure Program— Clean Stream Program,” and “—Other Policies and Programs.”

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage. As of December 31, 2022, we covered the sewage operations of approximately 91% and 93% of the households in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively. During 2022, we covered the sewage operations of 92% of the households in the municipalities in which we operated in the State of São Paulo. We installed 226.5 thousand, 225.5 thousand and 258.9 thousand new sewage connections in 2022, 2021 and 2020, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage. As of December 31, 2022, we were responsible for the operation and maintenance of 63,557 kilometers of sewage lines, of which approximately 34,355 kilometers are located in the São Paulo metropolitan region and 29,202 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

As of December 31,
	2022	2021	2020
Sewage lines (in kilometers)	63,557	61,122	59,660
Sewage connections (in thousands)	8,610	8,418	8,518

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

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive it as well as the compliance with regulations. Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer. Failure to comply with these conditions can lead to the application of penalties. In extreme cases, the State of São Paulo Environmental Company (Companhia Ambiental do Estado de São Paulo – “CETESB”) is notified in order for the applicable measures to be taken. Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies. Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011 and Conama Resolution No. 397/2008.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload. The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 83% as of December 31, 2022.

New sewage connections are made on substantially the same basis as connections to water lines: we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table (as of December 31, 2022) sets forth projected new sewage connections for the periods indicated:

						(in thousands)
	2023	2024	2025	2026	2027	2023-2027
Total	230	230	230	230	230	1,150

Sewage Treatment and Disposal

In 2022, approximately 75% and 99% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 83% of the consumer units of our sewage services in the State of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation. Though we have not yet reached full coverage of sewage collection and treatment services in the regions where we operate, we are making efforts to reach this goal.

As of December 31, 2022, we operate 581 sewage treatment facilities including eight ocean outfalls, of which the five largest, located in the São Paulo metropolitan region, have a treatment capacity of approximately 24.5 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region of São Paulo State, treatment consists largely of stabilization ponds. We have secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 16.8 cubic meters of sewage per second. Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation. We have 45 sewage treatment facilities in the coastal region (including the outfalls).

In this regard, we are a party to a number of legal proceedings related to environmental matters. For more information, see “Item 8.A. Financial Statements and Other Financial Information— Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation— Sewage Requirements.”

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

Additionally, using financing from Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos – “FINEP”), we are also developing two other projects. The first project is a plasma gasification system which uses specialist technology to transform sludge from sewage treatment plants into a solid vitreous product, weighing 5% of its initial weight, which can be re-used in construction work. The second project consists of a sludge dryer that uses sunlight and automated processes, resulting in a final product that weighs 25% of its initial weight.

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

Our technical staff participate into different thematic groups of the sanitation sector, which contributes to the technical improvement of the regulations which apply to the use and appropriate disposal of the sludge.

Principal Markets in Which We Operate

As of December 31, 2022, we operated water and sewage systems in 375 of the 645 municipalities in the State of São Paulo. In addition, we supplied water and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region with a total population of approximately 0.6 million people.

The following table provides a breakdown of gross revenues from sanitation services by geographic market for the years indicated:

Year ended December 31,
	2022	2021	2020
(in millions of R$)
São Paulo metropolitan region	13,318.8	11,529.2	11,529.2
Regional Systems	5,311.2	4,775.0	4,775.0
Total	18,630.0	16,304.2	16,304.2

Competition

For contracts, where the municipality delegates the provision of sanitation services to us, we have a natural monopoly. However, we also compete in the market (see Market competition below), in which we service consumers in specific segments using alternative sources of water.

Natural monopoly

As of December 31, 2022, we provided water and/or sewage services to 375 municipalities in the State of São Paulo under concession agreements and program agreements. As of December 31, 2022, one of our concessions had expired. This municipality accounted for 0.1% of our total revenues (excluding revenues relating to the construction of the concession infrastructure).

On December 31, 2022, there were 270 municipalities operating their own water and/or sewage systems in the State of São Paulo, with a total population of approximately 14.5 million, or approximately 32% of the population of the state.

The competition for municipal concessions arises mainly from the municipalities, as they may commence bidding procedures which we may not win or resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this latter case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. For more information, see “Item 3.D. Risk Factors—Risks relating to Regulatory Environment—Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.” In the past, municipal governments have terminated our concessions agreements before the expiration date. Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations. For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings.”

The New Legal Framework for Basic Sanitation brought a significant change to the relationship between the municipality as granting authority and us as service provider since it introduced the mandatory use of public bids for the execution of future contracts for the provision of sanitation services, which has the potential to intensify competition between public companies and the private sector. For more information, see “Item 3D. Risk Factors—Risks relating to Regulatory Environment— The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

Additionally, competition in non-residential, commercial and industrial sewage treatment in the São Paulo Metropolitan region has increased in recent years as private companies have started to offer customized solutions for customers' facilities. We have also set special tariffs for commercial and industrial customers to help maintain these customers through fixed demand contracts.

Competition for new municipalities

As foreseen in our Articles of Incorporation, we may operate through subsidiaries in any part of Brazil or abroad to provide sanitation services, making us also a potential competitor for other state sanitation companies and private and municipal water and sewage service providers, both Brazilian and foreign.

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

On April 30, 2021, there was an auction for the concession of the Company for Water and Sewage of the State of Rio de Janeiro (Companhia Estadual de Águas e Esgotos do Rio de Janeiro – “CEDAE”) and Iguá Saneamento S.A. won the auction to explore block 2 of this concession. We had the option to become a minority shareholder in the special purpose company, however, we decided not to exercise this option.

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

The readings of the water meters for billing purposes are carried out by our own team and by third parties through mobile application, with simultaneous printing and delivery of the bill to the customer or, when the customer so chooses, the bill can be forwarded by e-mail or mail to an address of the customer’s choice.

Water and sewage bills can be paid at certain banks and other locations in the State of São Paulo. These funds are paid over to us after deducting average banking fees ranging from R$0.32 to R$1.72 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments.

In addition, since 2019, we used an Internet of Things (“IoT”) application to monitor the daily consumption of 100 thousand customers representing approximately 2% of the connections and 45% of the Metropolitan region of São Paulo revenue. In 2021, we use the IoT application for 3,500 customers of the Regional Systems. The implementation of IoT is scheduled for over 160 thousand customers in the city of São Paulo by 2024. This technology has helped us improve our customer care management. We believe this model has become a benchmark in the utilities sector, as the entire management is carried out by monitoring the quantity and quality indicators of the data delivered, an innovative approach in relation to telemetry in the sanitation sector.

Customer relationship

One of our clear objectives every year is to improve our relationship with customers, as well as their experience and satisfaction. We understand that in order to achieve this, it is necessary to act in a competitive and transparent manner, expanding the channels and digital tools that can ensure customer satisfaction and the quality of the services offered.

In 2022, we applied digital transformation to the implementation of new relationship channels. With the migration to the virtual environment, the process gained greater agility, especially in the effectiveness of service, due to a more intelligent system, and simpler, faster negotiations. An example of this was the consolidation of our WhatsApp, the Chat Bot, and the new Cloud-based service platform, which provides more consistency for our customers, in addition to supporting new Omnichannel management channels and tools (simultaneous and interconnected use of different communication channels).

Throughout the year, we also rolled out mobile service vans that park in different locations to facilitate access by our customers. This initiative allows negotiation of overdue bills, updating of customer records, requesting water and/or sewage connections, requesting consumption revisions, or requesting repairs to networks.

Also in 2022, we inaugurated a customer relationship center in Itapetininga, located in the countryside of São Paulo. This new customer relationship center serves customers in all 375 municipalities in which we operate and is fully interconnected with the first customer relationship center in the city of São Paulo.

Performance monitoring of customer service is done through indicators of service quality, amount of calls received, solution on first contact, and other important monitoring metrics. Analysis of this data contributes to the improvement of the customer experience and the strengthening of the relationship with this public.

Furthermore, all our channels are accessible with tools that facilitate access for customers with disabilities.

During 2020, we implemented partnerships with the Iti and PicPay and, in 2021, with AgZero digital wallets, offering additional options for our customers to pay their water bills. In 2022, aiming to expand the options for payments of bills by customers, we now offer the option to pay bills in full or in installments through debit or credit cards at our physical service centres.

With these main pillars we seek to improve customer satisfaction, which in 2022 was 83%, according to the annual satisfaction survey conducted by the GMR Market Intelligence Institute and modernize our customer relationships and bring about significant cost savings.

We also continue to provide an ombudsman service to customers. This channel exclusively handles complaints, suggestions, reports, critiques and information requests.

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP regulations. The guidelines also establish procedural steps and the terms for the annual adjustments. The adjustments must be announced 30 days prior to the effective date of the new tariffs. Pursuant to the most recent tariff revision, both the base date and future adjustments take place in April. Tariffs have historically been adjusted once a year and for periods of at least 12 months. For more information, see “—Government Regulations Applicable to our Contracts—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

Under the Basic Sanitation Law, states have been required to establish independent regulators responsible for the regulation of basic sanitation services, including tariff regulation. To exercise this assignment, the State of São Paulo enacted State Supplementary Law No. 1,025/2007, that established ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction. The guidelines by which we readjust our tariffs are defined pursuant to State Decree No. 41,446/1996, which were ratified by the Basic Sanitation Law and regulated by resolutions issued by ARSESP.

In regard to municipalities that have not explicitly selected ARSESP as their regulator, the Basic Sanitation Law allows the municipality to create other regulatory agencies of their own.

ARSESP can also grant some tariff exemptions. For example, on April 14, 2023, ARSESP published Resolution No. 1,400/2023, which (i) allows for tariff exemptions for customers in the Residential Social and Residential Vulnerable categories in the municipality of São Sebastião, a municipality that suffered from torrential rains in February, and (ii) allows for hotels and inns in the municipality that accommodated the homeless population during heavy rain to be placed under the Social Assistance Entity tariff. The resolution's effects will remain valid as long as Decree No. 67,502/2023 is in force. Any amounts not billed by us will be subject to a compensatory adjustment. For more information about the torrential rains in São Sebastião, see “Item 3D – Risks Relating to Environmental Matters and Physical and Transition Climate Risks – Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

Tariff Readjustment and Revisions

Tariff readjustment and revision are mechanisms through which tariffs may be monetarily altered. Such mechanisms are provided for in laws, contracts and regulatory standards and allow the maintenance of the economic and financial balance of the concessionaire and of the concession agreement itself.

Pursuant to Basic Sanitation Law, revisions may be ordinary or extraordinary. The ordinary tariff review takes place every four years and aims at maintaining the economic and financial balance of service provision. This review considers the expectations of costs, expenses, investments and demand in order to preserve the financial and economic balance of the concession agreement, as was the case with our tariff revision. This revision calculates the required revenue (or balance revenue), the annual Factor X that allows us to share productivity gains with consumers and the annual General Quality Index (“IGQ”), which encourages quality improvement. In addition, it is important to recognize all investments made during the “inter-cycle” period by the concessionaire, such as us, and to redefine their efficient operating costs according to the evolution of other service providers and the rate of return according to the country’s socioeconomic scenario.

Extraordinary tariff revisions, on the other hand, may occur at any time regardless of the readjustments mentioned above and revisions in case there are material changes in conditions that affect the financial and economic balance of the concession agreement.

The approved regulatory model adopted by ARSESP for the industry defines a maximum price (P0), based on the guarantee of the economic and financial balance of the provider, such as us, in its business segment and on efficient costs projected for the tariff cycle, in order to encourage the provider to permanently seek to reduce its costs. Accordingly, an average tariff is established, expressed in reais per cubic meter, which reflects the economic cost of providing water and sewage services in a certain tariff cycle. The methodology is based on a discounted cash flow model, which aims to calculate the average tariff (P0), ensuring that the Net Present Value (“NPV”) of the tariff cycle is equal to zero and taking into account a rate of return equal to the Weighted Average Cost of Capital (“WACC”).

Further to revisions, the tariffs are adjusted annually in the years between periodic tariff reviews. In accordance with ARSESP regulations, we use the IPCA price index (accumulated over the past 12 months), minus a productivity factor calculated as part of the periodic tariff review (Factor X) and, since 2020, the adjustment of IGQ that can be zero, positive or negative, according to the deviation between the targets we set and the actual values.

Third Ordinary Tariff Revision - OTR (April 2021 – April 2024 Cycle)

The results of the Third Ordinary Tariff Revision were released on April 8, 2021, marking the beginning of a new four-year cycle from 2021 to 2024.

The main details of the Third Ordinary Tariff Revision include:

•	the final regulatory asset base (“RAB”) was set at R$55.9 billion;
•	the WACC was set at 8.10%;
•	the Final P0 was set at R$4.9534/m³ with the implementation of the compensatory adjustments, which as of October 2020 translated into a P0 of R$5.1213/m3 as of February 2021;
•	a limit of 4% will be applied to transfers to municipal funds recognized in tariffs. For tariff recognition, the municipal funds for environmental sanitation and infrastructure will be established by the service holder by an act of law, which will specify the destination of the funds;
•	the target for water losses defined by ARSESP was 215.07 liters/connection per day, in two tariff cycles (from 2021 to 2028), starting from 258.2 liters/connection per day in 2020 and 252.8 liters/connection per day in 2021; and
•	the sharing criteria of the alternative revenues for the third tariff cycle (2021-2024). Until the Second Ordinary Tariff Revision, all revenues earned by us were passed on to the consumer through social equality adjustments, considering the composition of the revenue required for the calculation of the tariff. In total, considering the historical share of reused water in the total indirect revenues and the adoption of a percentage of 100% for other activities, the share value of indirect revenues in the Third Ordinary Tariff Revision is 35% (accordingly, this percentage will be returned to users in the form of social equality adjustments, while we will remain with 65% of the revenue).

At the same time, a review of the tariff structure, which has been in force since the 1970s with minor changes in 1997, was carried out. Due to the complexity and challenges of the review of the tariff structure, ARSESP decided to carry out a specific regulatory action, with the objective of amplifying the studies and allowing the participation of various players in the sector.

The New Tariff Structure was initially expected to be implemented in 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 which postponed the implementation of the New Tariff Structure. On April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No. 1,278 and maintained the current Tariff Structure. For 2021, 2022 and 2023, the tariff structure continued to be based on the current structure. For more information, see “—New Tariff Structure.”

Extraordinary Tariff Revision

On December 21, 2022, ARSESP published Notice of Public Consultation No. 14/2022 regarding the Extraordinary Tariff Revision in response to the request for clarification and revision prepared by us. This Extraordinary Review was a result of our request to ARSESP for clarification as the readjustment, authorized in May 2021 and 2022, was considered insufficient for the maintenance of our economic and financial equilibrium, among other subjects.

On April 6, 2023, ARSESP published Resolution No. 1,394/2023 related to the Extraordinary Tariff Revision and compensatory adjustments and Resolution No. 1,395/2023, which presents the new tariff values, authorizing us to apply a total tariff readjustment of 9.5609% to our current tariffs, composed of the following adjustments:

•	Inflation Index (February 2022 to February 2023) of 5.5964%;
•	Efficiency Factor (Factor X) of 0.2142%;
•	General Quality Index (IGQ 2023) of 0.1280% to be discounted;
•	Result of the Extraordinary Tariff Revision of 5.5532%; and
•	Compensatory Adjustment (referring to FY2021) of 1.4040% to be discounted.

Tariff Readjustment

In addition to revisions, the tariffs are adjusted annually in the years between periodic tariff reviews. In our agreements, we use the IPCA price index (accumulated for twelve months), minus a productivity factor calculated in the periodic tariff review (Factor X). As of 2021, the adjustment for the IGQ can be zero, positive or negative, according to the deviation between the established goal and the actual values.

On April 8, 2021, ARSESP released a tariff readjustment. The impact of the tariff readjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021 was 7.6%, negative 1.0% and 5.45%, respectively, corrected by the compensatory adjustment due to the difference in the calculation of the IGQ in 2019 for the application of the IGQ of 2020 and the difference between the COFINS/PASEP taxes calculated between the Second and Third Ordinary Tariff Revision. Further, the real tariff adjustments for the residential category for 2022, 2023 and 2024 were set at 1.5%, 3% and 4.6%, respectively, minus Factor X ± Factor Q, together with the expansion of beneficiaries in the vulnerable residential category and the resources intended for the commercial programs for 2019-2020. For the other categories in the periods from 2022 to 2024 the adjustment will be equal to IPCA - Factor X +/- Factor Q.

On March 17, 2022 ARSESP released Resolution No. 1,278 providing for a tariff adjustment of 12.8019%, consisting of: (i) inflation of 10.5437% accrued between February 2021 and February 2022, measured according to the IPCA index; (ii) efficiency factor (Factor X) to be discounted by 0.2142%; (iii) compensatory adjustment of 2.3932%; and (iv) IGQ 2020 to be discounted by 0.1490%. The tariff readjustment was effective as of May 10, 2022.

On April 6, 2023, ARSESP published Resolution No. 1,394/2023 related to the Extraordinary Tariff Revision and Resolution No. 1,395/2023, which presents the new tariff values, authorizing us to apply a total tariff readjustment of 9.5609% to our current tariffs. For more information, see “Item 4B. Business Overview—Tariffs—Extraordinary Tariff Revision.”

Tariff Structure

Simultaneously with our Third Ordinary Tariff Revision, our Tariff Structure, which has been in force since the 1970s and underwent only minor changes in 1997, was revised. In light of the complexity and challenges related to the revision of our Tariff Structure, ARSESP carried out specific regulatory actions, including further research on the topic and allowing the participation of several actors in the sector as part of the study. Based on these studies and discussions with the public, ARSESP defined the regulatory guidelines to be followed by us when presenting our proposal for a new tariff structure that, after review, resulted in the tariff structure proposal, that was subject to Public Consultation. On April 8, 2021, ARSESP published the results of Third Ordinary Tariff Revision and the New Tariff Structure, see “—New Tariff Structure” below.

Our tariff structure in place is based on the tariff regulation approved by State Decree No. 41,446/1996 and is divided into two categories: residential and non-residential (the “Tariff Structure”). The residential category is subdivided into standard residential, residential-social and shantytown (favela). The residential-social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of: (i) commercial, industrial and public customers; (ii) non-profit entities that pay 50.0% of the prevailing non-residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água – “PURA”) pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level. The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

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

New Tariff Structure

The New Tariff Structure (as defined below) was initially expected to be implemented from May, 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 which postponed the implementation of the New Tariff Structure. On March 1, 2023 ARSESP, published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation is scheduled for the first half of 2024 with a view to implementing the postponed New Tariff Structure. However, on April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No. 1,278 and maintained the current Tariff Structure. A new tariff structure will be implemented following the public consultation scheduled for the first half of 2024. For more information, see “Item 3.D. Risk Factor—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.”

The Tariff Structure in place, applied different pricing ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Vulnerable) and non-residential customers (including commercial, industrial and public customers, as described in “— Tariff Structure”); (ii) the metropolitan regions of São Paulo and the regional system; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases.

The New Tariff Structure that was expected to be implemented and defined by ARSESP, was defined considering four groups: (i) minimum consumption versus fixed tariff with a portion being determined by reference to volume of water used; (ii) tariffs segregated by type of service (such as water, sewage collection and sewage treatment); (iii) social tariff; and (iv) non-residential tariffs (the “New Tariff Structure”).

Under the New Tariff Structure, ARSESP would adopt a single tariff table for all the municipalities where we operate. i.e., the tariff tables would be merged. According to ARSESP, this measure would partially reduce subsidies between regions, but would not completely eliminate them, since there are cost differences between regions.

It should be noted that there are various tariff tables in the current Tariff Structure. The tables applied in the interior region present a sewage tariff equivalent of 80% of the water tariff. As a result, in the São Paulo metropolitan region the tariffs for water and sewage are divided 50% each, whereas in the interior the division is 56% water and 44% sewage (as a result of the 80% ratio).

ARSESP would establish the following customer groups under the New Tariff Structure:

(i)	Residential: referring to family homes, where the use of water is mainly intended for personal hygiene, food and cleaning. The residential category would be further broken down into Residential Individual, Residential Collective, Social Residential and Vulnerable Residential; and
(ii)	Non-Residential: referring to other customer units, where the use of water is related to the type of activity, service or production process. The non-residential category would be further broken down into: (a) Commercial: customer units whose main activity is the sale of products and/or services, which includes Commercial Individual, Commercial Collective, and Commercial Assistance; (b) Industrials: establishments that carry out transformation/industrialization activities; and (c) Public: buildings intended for government activities or government facilities. In addition, the tariff structure would contain the segments of wholesale sector and tanker trucks, including water trucks and tank cleaners.

ARSESP would establish the following attributes to the New Tariff Structure: (i) unified for our entire area of operation, without segregation by region; (ii) differentiated tariffs for the following services: water, sewage collection and sewage treatment; (iii) binomial tariff, with a fixed component which must partially or fully reflect the fixed costs of providing the service, and a variable component related to the volume of water used which must reflect variable costs; (iv) there would be no fixed component for the sewage treatment service tariff, and the fixed costs of the service would be distributed across the fixed component of the other services (i.e., water and sewage collection); (v) tariffs would be divided in blocks, including progressive tariffs between consumption ranges; (vi) the fixed component would be billed per connection (charged at R$/month), while the variable component would be billed, progressively, by volume (charged at R$/m³); (vii) the volume of sewage collected to be billed would be equal to the measured volume of water, if the connection includes sewage collection service; and (viii) the treated sewage volume to be billed would be equal to the volume of sewage collected, if the connection includes sewage treatment.

Furthermore, the New Tariff Structure introduced a high level of uncertainty about the market and revenues that we would obtain in the tariff cycle, due to the unpredictability of changes in customers’ tariff classification, which may lead us to realize significantly more or less revenue than projected for the cycle. Considering the high level of uncertainty, even without the implementation of the new structure, ARSESP established a variation limit for the annual revenue, so that:

•	if our effective revenue exceeds 102.5% of the required recalculated revenue, the entire additional amount would be reverted to social equality adjustments in the annual tariff adjustment process; and
•	if our effective revenue is less than 97.5% of the required recalculated revenue, the entire outstanding amount would be offset in the annual tariff adjustment process.

 For more information, see “Item 3.D. Risk Factor—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.”

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

Water and sewage services tariffs

In the current Tariff Structure, we establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior region of São Paulo State and coastal regions which comprise our Regional Systems, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems. Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption. Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service. We use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of São Paulo State and coastal regions. In 2022, 2021 and 2020, the average tariff calculated for the Regional Systems was approximately 20% below the average tariff of the São Paulo metropolitan region. The implementation of the New Tariff Structure, which would unify our tariff tables, was suspended by Resolution No. 1,278/2022 and will resume after the Public Consultation scheduled for the first semester of 2024, according to ARSESP's regulatory agenda for 2023-2024 which was approved in Resolution No. 1,388/2023.

The following table sets forth the water tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As from May 10,	As from May 10,	As from May 11,
	2023	2022	2021
Residential			(in reais)
Standard Residential:
0-10(1)	3.58	3.27	2.90
11-20	5.62	5.13	4.54
21-50	14.00	12.78	11.33
Above 50	15.43	14.08	12.48
Social:
0-10(1)	1.11	1.02	0.91
11-20	1.92	1.75	1.55
21-30	6.84	6.24	5.53
31-50	9.74	8.89	7.88
Above 50	10.77	9.83	8.71
Shantytown (favela): vulnerable social starting in 2021
0-10(1)	0.85	0.78	0.69
11-20	0.96	0.88	0.78
21-30	3.23	2.95	2.61
31-50	9.74	8.89	7.88
Above 50	10.77	9.83	8.71
Non-Residential
Commercial/Industrial/Governmental:
0-10(1)	7.19	6.57	5.82
11-20	14.00	12.78	11.33
21-50	26.84	24.50	21.72
Above 50	27.96	25.52	22.62
Social Welfare Entities:
0-10(1)	3.59	3.28	2.91
11-20	6.99	6.38	5.65
21-50	13.47	12.29	10.89
Above 50	13.99	12.77	11.32
Public Entities with contract
0-10(1)	5.39	4.92	4.36
11-20	10.48	9.57	8.48
21-50	20.18	18.42	16.33
Above 50	20.98	19.15	16.97

(1)       The minimum volume charged is for ten cubic meters per month.

For more information, see “—Tariff Readjustment and Revisions—Tariff Readjustment.”

Sewage charges in each region are fixed and are based on the same volume of water charged. In the São Paulo metropolitan region and the coastal region, the sewage tariffs are equal to the water tariffs. In the majority of the municipalities of the interior region of the State of São Paulo, sewage tariffs are approximately 20.0% lower than water tariffs. Wholesale water rates are the same for all municipalities served in the São Paulo metropolitan region. We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce. Each category and class of customer pays tariffs according to the volume of water consumed. The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed. The first tranche (0-10) corresponds to the minimum fee that is charged to our customers for the consumption of water.

Under the New Tariff Structure that was expected to be implemented from May, 2022, this difference would no longer exist as the tariff tables would be unified. Additionally, the minimum bill would be replaced by a two-part bill consisting of a fixed and a variable installment depending on the volume consumed. For more information on the differences between our current Tariff Structure and the New Tariff Structure, see “—New Tariff Structure.”

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulation that, among other matters, regulates:

•	the development of public-private partnerships (“PPP”);
•	the need for a public bidding process for the appointment of water and sewage services providers via concession agreements;

•	the need for setting up an agreement for the appointment of public water and sewage services providers;
•	the joint management of public services through cooperation agreements, allowing for a program agreement without the need for a public bidding process for the service provider;
•	the planning, regulation and inspection of basic sanitation services prohibited by service providers;
•	minimum requirements for water and sewage services;
•	water usage;
•	water quality and environmental protection; and
•	governmental restrictions on the incurrence of debt applicable to state-controlled companies.

PLANASA

Until 1970, Brazil’s sanitation sector mainly consisted of small-scale projects, the absence of a standardized tariff system and shortage of financial, human and technical resources.

The National Plan of Basic Sanitation (Plano Nacional de Saneamento Básico – “PLANASA”) was created in 1971, aiming to provide universal access to sanitation services in urban areas and to establish an adequate tariff policy, among other things. Afterwards, SABESP was created under State Law No. 119/1973 as a mixed capital company to provide basic sanitation services in the State of São Paulo while also acknowledging the autonomy of the municipalities within the State.

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

However, the New Legal Framework for Basic Sanitation, amending the Basic Sanitation Law, established that the provision of sanitation services may be carried out by joint management, under a public consortium or cooperation agreement entered exclusively by municipalities. The New Legal Framework for Basic Sanitation also established restrictions for the adjustment of program agreements with public companies and mixed-capital companies. For more information, see “Item 3.D. Risk Factors–Risks relating to Regulatory Environment–The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

The Basic Sanitation Law came into effect on January 5, 2007, effectively revoking and substituting the PLANASA model, establishing nationwide guidelines for basic sanitation and seeking to create the appropriate solutions for the provision of basic sanitation considering the particular conditions in each state and municipality. The Basic Sanitation Law also sought to facilitate the cooperation between the state and municipalities in the rendering of public services.

On July 16, 2020, the New Legal Framework for Basic Sanitation was enacted, which aimed to make water and sewage services universal by 2033. The new law delegated to ANA the authority to establish national reference rules on sanitation services and excludes the possibility of executing new program contracts, among other relevant changes to the sector. As a result of the new legislation, the Basic Sanitation Law and Laws No. 9,984/2000, No. 12,305/2010, No. 10,768/2003, No. 13,089/2015, No. 11,107/2005 and No. 13,529/2017 were amended.

Prior to the New Legal Framework for Basic Sanitation, we provided services in various municipalities through contracts that did not require bidding processes. These were important contracts for the expansion of water and sewage services in the State of São Paulo. The current program contracts will remain in effect until the end of their contractual term, subject to the universalization targets for services being met by December 31, 2033. For the contracts that did not have established targets, the targets were included by March 31, 2022.

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

The New Legal Framework for Basic Sanitation establishes regionalized provision through the provision of one or more components of integrated basic public sanitation services in a given region whose territory covers more than one municipality, structured as follows: (i) the regional basic sanitation units, which consist of entities established by State Law, consist of a group of municipalities, which are not necessarily adjacent to each other, aimed at adequately meeting the hygiene and public health requirements, or to provide economic and technical feasibility for the least economically favored municipalities; and (ii) reference blocks, which are groups of municipalities, which are not necessarily adjacent to each other, established by the federal government and formally created through the municipalities’ voluntary joint management. The reference blocks will be created by the federal government if the States have not created the regional basic sanitation infrastructure. Regionalized provision aims at gaining scale in the provision of services and conditions the access to federal resources to the groups of municipalities. In São Paulo, State Law No. 17,383, of July 5, 2021, was published, which created four URAEs, with the municipalities operated by us coinciding with the URAE 1 – Southeast.

The Basic Sanitation Law, as amended by the New Legal Framework for Basic Sanitation, provided in article 11-B, first paragraph, that contracts in force that did not have the new universalization targets that guarantee the service of 99% of the population with drinking water and 90% of the population with sewage collection and treatment by December 2033 had until March 31, 2022, to include these targets. Further, according to article 10-B of the same law, service operators must comply with financial and economic parameters that will measure their ability to provide sanitation services and meet the service standards established by law in a timely manner.

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

On April 5, 2023, the federal government enacted new rules related to the New Legal Framework for Basic Sanitation, which replaced and revoked Federal Decree No. 10,710/2021 and Federal Decree No. 10,588/2020. The following new federal decrees were enacted:

•	Federal Decree No. 11,466/2023 extending the deadline for basic sanitation services providers to demonstrate their economic and financial capacity to satisfy their existing agreements to facilitate the achievement of the universalization targets for basic sanitation in Brazil; and

•	Federal Decree No. 11,467/2023 regulating the regionalized provision of public basic sanitation services and permitting technical and financial support to be provided to adapt these services in line with of the New Legal Framework for Basic Sanitation, including the allocation of federal public resources and financings with federal resources or resources managed or operated by federal entities. The new provisions modify certain provisions of the revoked decrees, but do not represent big changes to the scenario for us.

Functions of ANA

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

With the approval of the New Legal Framework for Basic Sanitation, ANA has the authority to issue reference norms. These norms must be considered by subnational sanitation regulatory agencies (municipal, intercity, district and state) in their regulatory action.

According to the New Legal Framework for Basic Sanitation, ANA will have the role of issuing reference norms on:

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

Provisional Measure No. 1,154 of January 1, 2023 altered the attributes and structure of ANA and delegated to the Ministry of Cities the competence to implement basic sanitation actions and programs. Further, Federal Decree No. 11,333/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, attributing to the National Secretariat for Environmental Sanitation competencies that were previously attributed exclusively to ANA.

On April 5, 2023, the federal government issued Decree No. 11,467/2023, which delegated to ANA the power to issue reference norms for the sanitation sector, as originally established in the New Legal Framework for Basic Sanitation. The National Secretariat for Environmental Sanitation, is now responsible for issuing the guidelines for federal basic sanitation policy.

Accordingly, ANA’s rules will apply to the basic sanitation sector nationwide, setting the guidelines for regulation and supervision by the regulatory entities at the state, municipal and regional level, and ensuring regulatory uniformity in the sector and legal certainty for the provision and regulation of services. ARSESP will be subject to these guidelines and will be required to incorporate any reference guidelines issued by ANA within a reasonable timeframe, which may not be less than twelve months from the publication of the respective reference standards.

ANA Standards

As a result of the New Legal Framework for Basic Sanitation, ANA was given the role of amending reference standards for the regulation of the sanitation sector at the national level. Between September 27, 2022, and October 26, 2022, ANA received contributions to Public Consultation 07/2022 for the preparation of an agenda for the period of 2022-2024 with topics that should be standardized.

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

On November 11, 2022, ANA opened Public Consultation No. 008/2022 on the reference standard that establishes the methodology for indemnification of assets for the water and sewage segments. Future contracts will have their indemnification methodology defined in conjunction with other contractual rules provided by ANA's reference standards. We cannot predict the effects that the asset compensation calculation methodology will have on our business.

As of the date of this annual report, ANA has not yet published the results of these Public Consultations.

For 2023 and 2024, the following topics and discussions are planned by ANA:

•	risk matrix for water and sewage contracts
•	procedures for mediation and arbitration;
•	indemnification of assets;
•	guidelines for defining the regulatory model for water and sewage services;
•	organizational model of subnational regulatory agencies, transparency and accountability;
•	standardization and quality indicators and efficiency of water and sewage services;
•	guidelines for progressive targets for universalization of water supply and sewage services and evaluation system;
•	general conditions for service provision, customer service, and measurement, billing, and collection;
•	tariff structure for water and sewage services; and
•	tariff readjustment for water and sewage services.

National Plan for Basic Sanitation (PLANSAB)

The National Plan for Basic Sanitation (“PLANSAB”) is an instrument of the public sanitation project established by the Basic Sanitation Law, with an expected duration of 20 years. The plan contains a diagnosis of Brazil’s basic sanitation infrastructure divided into four segments: (i) coverage deficits, (ii) a government program, (iii) investments made and (iv) political and institutional aspects. The program also provides estimates for investments to achieve coverage targets.

Short, medium and long-term objectives were prepared for 2018, 2023 and 2033, respectively, based on the historical evolution and current water and sewage infrastructure.

The New Legal Framework for Basic Sanitation provides that PLANSAB will contain proposals for programs, projects and actions necessary to achieve the objectives and goals of the federal basic sanitation policy, with identification of the sources of financing and expansion of public and private investments in the sector. Additionally, it establishes that PLANSAB should include (i) a specific program for basic sanitation actions in rural areas; (ii) specific water security actions; and (iii) basic sanitation actions in underdeveloped urban areas occupied by low-income populations in irregular areas but which are already long-established considering the nature and length of the occupation are not at risk. Furthermore, it created the Interministerial Committee on Basic Sanitation with the authority to coordinate, integrate, articulate and evaluate the management of the National Basic Sanitation Plan at the federal level. For more information, see “Item 3.D. Risk Factors— Risks relating to Regulatory Environment— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

Provision of Essential Basic Sanitation Services in Brazil

The provider of the basic sanitation service undertakes to organize the service and provide it to the population. Public services can be provided directly by government entities themselves, through agencies that integrate the respective administrative structures (centralized direct provision of public services); or through bodies created by these government entities in the form of independent federal agencies, foundations or state-owned companies (decentralized direct provision).

However, article 175 of the Federal Constitution permits a public authority to grant a concession to an entity outside the administrative structure. The current wording of article 10, caput, of Law No. 1,445/2007, as amended by the New Legal Framework for Basic Sanitation prohibits the provision of public basic sanitation services by entities that are not part of the granting authority’s structure. For more information, see “Item 3.D. Risk Factors— Risks relating to Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

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

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider and the investments unamortized. Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires. For more information, see “Item 3.D. Risk Factors— Risks relating to Regulatory Environment— Municipalities may terminate our concessions before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made or may be paid over an extended period, adversely affecting our business, financial condition or results of operations.”

The current concessions are based on a standard form of agreement between us and the municipality. Each agreement received the prior approval of the legislative council of each municipality. In municipalities that are part of metropolitan regions, conurbations and microregions, the State of São Paulo is also included as a party. The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 2011, we use the WACC set by ARSESP as a discount rate to analyze the financial and economic feasibility of the service agreements with municipalities.

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

The model form concession agreement follows the provisions of the Basic Sanitation Law in force at the time these agreements were signed, but did not include all the changes introduced by the New Legal Framework for Basic Sanitation. Its main conditions include the implementation of the targets based on the planning of services by the public authority, services' inspection and regulation rules, the appointment of a regulatory and inspection agency, as well as the periodic disclosure of management reports with financial statements.

In addition to the 30-year term contracts, the municipalities entered into cooperation agreements with the State of São Paulo, delegating the regulation and inspection of the provision of services to ARSESP.

Program Agreements

Federal Law No. 11,107/2005, which regulates Article 241 of the Brazilian Constitution introduced significant changes in the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising the activities of planning, oversight and regulation, including tariff regulation, of the services. The law also created the program agreement, a contract to be followed when Brazilian states and municipalities enter into agreements for the provision of public services with mixed capital companies. The program agreement provides the guidelines for the joint management of public services by Brazilian states and municipalities with mixed capital companies, removing the need for bidding processes.

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

Agreements with Municipalities and Metropolitan Regions

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

State Law No. 17,383 of July 5, 2021 was published, which created four URAEs, and the municipalities operated by us coincide with URAE 1 – Southeast. On December 12, 2021, State Decree No. 66,289 was published, which regulates this law.

ARSESP

ARSESP was created by Complementary Law No. 1,025, of December 7, 2007, and regulated by Decree No. 52,455 of December 7, 2007, with the objective of regulating, controlling and supervising piped gas and basic sanitation services that are under state ownership, as well as services and activities related to energy for which the Brazilian government is responsible, or basic sanitation services that may be delegated to the State of São Paulo by the competent agencies.

ARSESP's creation was a result of two important legal frameworks – Federal Law No. 11,107 of April 6, 2005, which provides for general rules for contracting public consortia, and the Basic Sanitation Law of January 5, 2007, which establishes national guidelines for basic sanitation.

According to the provisions and limitations of Complementary Law No. 1,025/2007 and Decree No. 52,455/2007, ARSESP is responsible for regulating, controlling and supervising the services of piped gas and basic sanitation of state ownership within the State of São Paulo, without prejudice to municipal competencies and prerogatives.

In respect of basic sanitation services for municipalities, ARSESP is responsible for supervising, controlling and regulating, including tariffs, which are delegated to the State of São Paulo, in compliance with the provisions of the laws and regulations, national and state guidelines for basic sanitation, the instruments and contracts that delegated powers to the agency. In the exercise of its regulatory, control and supervision powers, ARSESP also has a series of attributions, such as receiving, investigating and forwarding solutions related to user complaints.

For its services, ARSESP charges a fee of 0.50% of the total annual invoiced amount of the net operating revenue of taxes (excluding revenues related to the construction of the concession infrastructure) of the municipality. This fee is charged on the annual revenue directly obtained with the service provision, less any taxes levied on it, both from municipalities that have executed program contracts with us, as well as from municipalities located in metropolitan areas.

ARSESP Resolution No. 1,388 of 2023 established the regulatory agenda for 2023 and 2024, which includes:

•	analysis of the federal government's Reference Standards (NRs) for the definition of universalization indicators and targets;
•	program for the conservation of water sources;
•	risk matrix for our contracts;
•	methodology for annual certification of investments in the Sanitation sector;
•	methodology for the reversibility of assets in the basic sanitation sector;
•	analysis of efficiency in expenses with electricity by sanitation concessionaires;
•	calculation methodology of the sharing of efficiency gains (Factor X) for regulated gas pipeline and basic sanitation companies; and
•	our tariff structure.

Consumer Relations in the State of São Paulo

Our services are regulated by ARSESP who the terms and conditions of contracts for the supply of public services of water supply and sewage with retail customers, stating that the invoices must be issued and sent to the customer and not the owner of the property. Currently, more than 90% of our water and sewage connections are billed to the user of the services, as foreseen in ARSESP regulation. In respect of our debt collection, implemented a new digital platform in 2021 that brought improvements to our customer relationship.  This new digital platform now identifies customers by their registration number in the national registries of individuals or companies and by information that is necessary for the registration of their services and for the judicial collection of outstanding charges in case of default. We continuously update our customers' registration information; however, we still face difficulties in updating this information in areas with a high concentration of social vulnerability and default.

For more information, see “Item 3.D Risk Factors— Risks relating to Regulatory Environment— Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

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

State Law No. 17,383 of July 5, 2021 was published, which created four URAEs, and the municipalities operated by us coincide with URAE 1 – Southeast. On February 12, 2021, State Decree No. 66,289 was published, which regulates the aforementioned law.

The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 71.5% of our operating revenue from services in 2022.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations. For more information, see “Item 3.D. Risk Factors— Risks relating to Regulatory Environment — Current regulatory uncertainty, especially with regard to the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

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

Prior to February 2014 and the water crisis, this system supplied water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region. After the water crisis, when conditions returned to normal levels, this system supplies water to approximately 7.0 million people. Since May 2017, the volume of water that may be extracted from the Cantareira System is now based on the volume of water available in the reservoirs. A minimum of 10 m³/s of water may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs. This flow is defined in Joint Resolution Nos. 926/2017 and 925/2017, both dated May 29, 2017.

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

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of March 2020, December 2020, March 2021, December 2021, March 2022, December 2022 and March 2023.

	March 2023	December 2022	March 2022	December 2021	March 2021	December 2020	March 2020	Total Storage Capacity
Cantareira	800.9	414.7	444.4	244.5	518.8	355.1	632.2	982.0(1)(2)
Guarulhos	1.0	0.6	1.0	0.4	0.6	-	-	1.0
Guarapiranga	146.6	145.0	155.0	98.3	122.6	97.1	141.4	171.2
Rio Grande	113.1	113.3	115.7	94.6	98.1	89.4	98.8	112.2
Rio Claro	5.8	5.9	6.3	6.3	7.0	6.0	13.4	13.7
Alto Tietê	409.0	270.8	332.7	225.1	341.2	301.8	497.9	560.3
Cotia	16.5	8.6	15.6	6.5	13.2	10.5	16.9	16.5
São Lourenço	86.9	72.3	86.5	68.1	57.4	54.1	87.8	88.8

(1)	The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).
(2)	Amounts included since the May 2017 water right renewal do not include the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

In order to continue to meet consumer demand in the São Paulo metropolitan region and reduce water production in the Cantareira system to the current limits set by ANA and DAEE, we adopted a series of measures from February 2014 to early 2016 to maintain continuous water supply.

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

Our production of treated water was expanded by 6.0 m³/s with the completion of the São Lourenço Project. In addition, an additional 13 m³/s was made available to our reservoirs through interconnections to other reservoirs in the State of São Paulo, which will be available to us if reservoirs levels once again become low. Completion of these projects results in improved water security for the Integrated Water Supply System (Sistema Integrado de Abastecimento de Água).

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

Measures to Combat the COVID-19 Pandemic

To counter the COVID-19 pandemic, in 2020 and 2021 we implemented various emergency measures to mitigate health, social, and economic impacts resulting from the spread of the virus. In partnership with other companies, entities, and public agencies, we implemented measures to limit our employees’ exposure to possible infection, purchase essential protective equipment and seeking alternatives to avoid possible service interruptions. Where possible we adopted remote working arrangements and also established sanitary protocols, with rules for reducing circulation for safe work, social distancing, personal hygiene and sanitation of the facilities, in addition to communication and monitoring actions.

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

The quarantine decree in the State of São Paulo in 2020 and 2021 directly impacted our revenues as a consequence of the change in the consumption mix, caused by the increase in volumes in the residential categories and a reduction in the commercial, industrial and public categories whose average tariffs are higher, leading to a reduction in the total average tariff in addition to increases in delinquencies in certain categories, which continued through 2021 and to a lesser extent in 2022. In 2020, our revenues from the residential sector were also affected, since consumers in the “Social Residential” and “Residential Favela” categories were exempted from paying water and sewage bills between the months of April and August of 2020. For more information, see “Item 3D. Risk Factors—Risks relating to our Business— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”

Marketing Channels

As of December 31, 2022, we were the concessionaire responsible for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 375 municipalities in the State of São Paulo. For more information on our marketing channels aimed at individual customers, see “Item 4.B Business Overview — Customer relationship.”

We also supplied water and sewage services and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region. It is the responsibility of these municipalities to then distribute the water to end consumers. Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us. For more information on service concessions, see “—Wholesale Operations.”

For more information on our marketing channels aimed at municipalities, see “Item 4.B Business Overview — Competition— Competition for new Municipalities.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo. In the year ended December 31, 2022, we used approximately 2.0% of the total energy consumption in the State of São Paulo. To date, we have not experienced any major disruptions in energy supply. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects. Energy prices have a significant impact on our results of operations. In 2022, we purchased approximately 64% of our total energy consumption in the Free Market where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market.

Additionally, we are developing projects that aim to generate clean, renewable and sustainable energy. In 2019, we began to structure a Distributed Power Generation Program focused on solar energy. The program estimates that until 2024 we will have a generation capacity of around 61 megawatt, with a daily average output of 12 megawatts, corresponding to about 4.5% of our total energy consumption (base year 2018). By 2022, we have installed 5 Photovoltaic Plants, with an installed power generation capacity of 6 MW. The credits obtained in this distributed generation are being used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 74% of energy consumption carried out in low voltage will be supplied by renewable energy. The investment of approximately R$310 million foreseen in this program has an estimated payback of 7 to 8 years.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Risks relating to Suppliers—Adverse weather conditions may interrupt the supply of electricity and water and adversely impact our operations.”

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third-party liability. We also maintain insurance coverage for directors’ and officers’ liability (“D&O Insurance”). We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil. As of December 31, 2022, we had paid a total aggregate amount of R$19.6 million in premiums. In addition, we paid R$4.9 million for a D&O Insurance policy, covering R$5.3 billion in assets, third-party liabilities and D&O Insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages. We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial – “INPI”). In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “PROL – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto Não Doméstico Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba”, “Programa Água Legal Sabesp”, “Signos – Sistema de Informação Geográfica no Saneamento Sabesp”, “Sistema de Suporte a Decisões Sabesp”, “Fertilizante Sabesfértil Sabesp”, “Pitch Sabesp”, “Novos Negócios Sabesp”, “Centrais de Geração Hidrelétrica Sabesp”, “Biogás Sabesp”, “Energia Fotovoltaica Sabesp”, “Energia Eólica Sabesp”, “Resíduos Sólidos Urbanos Sabesp”, “Fertilizantes Sabesp”, “Tocha de Plasma Sabesp”, “Serviços Técnicos Sabesp”, “Afinidades Sabesp”, “Fibra Ótica nas Redes Sabesp”, “Geosabesp Sabesp”, “Waste To Energy Sabesp”, “Redução de Perdas Sabesp”, “Serviços Imobiliários Sabesp”, and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters: “Super H2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri” and “Cadu.”

We have also filed applications with the INPI for registration of the following trademarks: “Somos Água Sabesp”; “Somos Água Somos Amazônia Sabesp”; and “Hydria Sistema Sabesp.”

Patents

We have two patents granted by the INPI: (i) a device for the removal of supernatants during the sewage treatment process and (ii) a rotary device used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems.

We have also filed eighteen patent applications for the following additional devices or inventions, currently awaiting the INPI’s decisions, some of which have been jointly filed with certain Brazilian universities as a result of our cooperation agreements with these institutions:

•	a biofilter odor control unit;
•	a digital leakage detection system, jointly filed with the University of São Paulo (Universidade de São Paulo – “USP”);
•	a chemical composition sensor, its fabrication process and use to measure pH in microfluid systems, jointly filed with USP;

•	a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water quality, jointly filed with USP;
•	a modular system for the treatment of sanitary sludge and process using this system;
•	a box for installation of water meters;
•	a three-phase separator for UASB reactors with the Federal University of Minas Gerais (Universidade Federal de Minas Gerais – “UFMG”);
•	a drinking water sampling device for quality control;
•	a fluid turbidity analysis system and method for fluid turbidity analysis;
•	a device for sewage collection wells;
•	a device for water meters installation;
•

water leakage detection equipment patent applications, jointly filed with FAPESP and São Paulo State University Júlio de Mesquita Filho (Universidade Estadual Paulista Júlio de Mesquita Filho – “UNESP”):

•        method and simulation bench for leakage in lines;

•        method and system for analyzing and providing a quality index for a noise correlator;

•        automatic frequency band selection process and system in noise correlation for leak detection; and

•        system and process for estimating leakage noise propagation speed and delay in at least one duct;

•	a water collection device, device installation kit and process and water sample collection method; and
•	two more patent applications that are in the confidentiality period.

In addition to these Brazilian patent applications, we also filed two international patent applications under the Patent Cooperation Treaty (“PCT”), which are in the process of registration in the European Union.

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

Among them, we highlight:

•	AQUALOG is a software designed to monitor water treatment through the employment of artificial intelligence. In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina. We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás;
•	SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time;

•	CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite;
•	“Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence,” is an application that was developed as a result of a joint research project by us, FAPESP and the Federal University of São Paulo (Universidade Federal de São Paulo – “UNIFESP”);
•	“Sabesp PM Mobile” is a mobile application to register and assist our technicians in monitoring and managing asset maintenance activities;
•	Frequency Band for Leakage Noise Correlators (“BAFCORV”), developed from a joint research project with FAPESP and UNESP; and
•	“Sabesp Decision Support System - SSD” is a software that contains graphic interfaces for updating data, queries of information in the form of graphs and tables, regarding the operation of water-producing systems and dissemination of data to society through newsletters generated by the system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Registro.br:

•        www.sabesp.com.br; and

•        www.revistadae.com.br.

Environmental Matters

Our environmental management is inherent to the provision of our services and the essence of our business. Our performance is guided by the standards established in our environmental policy, which is monitored by the Environmental Committee, which allows us to plan in an integrated manner and ensure the sustainability of our operations. Our environment management is based on two pillars of action: (i) environmental compliance and improvement of operational facilities; and (ii) spreading a culture of sustainability and cherishing the environment among our stakeholders. We prioritize the internal and external dissemination of knowledge and experience on the best environmental practices. Thus, we promote corporate environmental management programs that rely on the involvement of collaborators, the communities we service and partnerships with non-governmental organizations.

In order to consolidate our environmental culture, we have an Environmental Corporate Management Superintendency and Environmental Management Teams allocated in our business units.

We have the following ongoing environmental management programs:

•	Development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa) which focuses on several lines of action including: the preparation of annual inventories on emissions; the promotion of awareness-raising activities on climate issues; encouraging the reduction of GHG emissions in our operations; conducting studies to identify the potential for carbon sequestration and storage in our forest reserves; performing risk and resilience assessments in relation to climate change; and adhering to the relevant national and international initiatives and guidelines. For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions”;
•	Corporate Program for Obtaining and Maintaining Licenses for Water Treatment Plants, Sewage Treatment Plants and Sewage Pumping Stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have a program since 2017, approved by CETESB, related to the operational licenses of the sewage pumping stations. In 2022, a similar program was approved for water treatment plants and wastewater treatment plants.

•	Corporate Program for Obtaining and Maintaining Grants for the Use of Water Resources (Programa Corporativo de Obtenção e Manutenção das Outorgas de Uso de Recursos Hídricos), including water collection, releases and dams. The grant provides the necessary resources to subsidize the process of use and payment for water resources. We are the biggest payer for water use in the State of São Paulo.
•	The Environmental Education Program (Programa de Educação Ambiental – “PEA”), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects. The activities developed by the PEA are organized with the following objectives: raise awareness on the intrinsic value of water; protect the environment; preserve streams; improve the quality of the environment; raise awareness on sanitation activities; raise awareness on the conscious use of water; and direct capacitation and production of guiding material, which involve activities with civil society groups, education centers, municipal governments and non-governmental organizations;
•	Management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;
•	The SABESP 3Rs Program (Programa SABESP 3Rs) for the reduction, re use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;
•	The progressive implementation and maintenance of the Environmental Management System (“EMS”) in our water and sewage treatment plants aiming to improve the efficiency of the systems, manage the risks and implement preventive actions to avoid impacts on the environment, considering the relevance of these plants for our core activity. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other plants adopt the environmental management model developed internally (named SGA-SABESP), without aiming certification. The EMS is currently in place in 622 treatment plants, 36 of which are ISO 14001 certified, representing 76% of our treatment plants. We expect to implement the EMS in all plants by 2024;
•	Development of the Corporate Program for Sustainable Wastewater Treatment Plants, which aims to disseminate our culture of sustainability and the application of technologies and practices to transform the by-products generated in sewage treatment plants, specifically, biogas, sludge and effluent, in sustainable resources for beneficial use, with added value for the market, considering their energy use and contribution for the reduction of GHG emissions. Currently, the program includes 11 wastewater treatment plants which have a sustainability seal, and there are plans to increase this number given that new plants are in the operational improvement study phase; and
•	Corporate Program of Environmental Recovery Commitment Terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental) arising from the environmental licensing of new ventures, which includes obligations of forest restoration with environmental compensation purposes, when necessary. This program aims to the planting and maintenance of 1 million seedlings of regional and native species in the period of ten years, in order to deal with current obligations, as well as to new terms of commitment for environmental recovery related to the implementation of new projects. The action is part of the Springs Program (Programa Nascentes) created by the São Paulo state government and prioritizes the restoration of water spring protection areas.

To provide technical support for environmental programs, we carry out corporate training on topics related to environmental management. This initiative aims to promote continuous professional development with specific content for aimed at strategic, management and operational teams.

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

We are also signatory of United Nations Global Compact and support the 17 United Nations Sustainable Development Goals, which aims to stimulate actions in areas of crucial importance to humanity, the planet, countries and the companies.

Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is signatory. It is worth noting that the State Decree No. 65,881 of July 20, 2021 provides for the State of São Paulo’s adhesion to the “Race to Zero” and “Race to Resilience” campaigns, which aims, among other issues, to reduce GHG emissions and promote climate resilience.

This decree establishes, among other aspects, that the Climate Action Plan 2050 being developed by the São Paulo state government, which will likely include benchmark targets for several sectors, including the sanitation sector, must include intermediate goals for the reduction of GHG emissions defined by the Kyoto Protocol for the years 2030 and 2040 with the objective of gradually implementing actions to achieve neutral net emissions by 2050.

The State Policy on Climate Change in the State of São Paulo (Law No. 13,798/2009), regulated by Decree No. 55.947/2010, is under review by the Secretariat for Environment, Infrastructure and Logistics of the State of São Paulo.

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

Our corporate risk management process covers climate risks and is integrated with our business strategy, which includes disclosure practices for these risks, as well as a corporate governance structure aligned with the highest market standards.

Accordingly, the improvement of our climate plan is part of our strategy, as mentioned in the initiatives, and is an evolutionary process that includes aspects related to governance, strategy, risk management, and GHG metrics. We are in the process of preparing a diagnosis to align current practices with the guidelines of the Task Force on Climate-related Financial Disclosures (Força-Tarefa para Divulgações Financeiras relacionadas às Mudanças Climáticas).

In 2022, we concluded the corporate inventory of GHGs for 2021, thus totaling 15 inventories since 2007. We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of GHG emissions, representing approximately 85% of total GHG emissions. Electric energy represents approximately 13.7% and other activities represent approximately 1.3%.

We improve our efficiency as we increase our service rates to the population in the municipalities where we operate. In respect of sewage, we expect an increase in the organic loads and, accordingly, in the biogas generation, waste in the treatment plants and GHG emissions, as we increase the flows that are treated. On the other hand, sanitation activities directly contribute to the reduction of GHG emissions in the aquatic ecosystem, which is aligned with the Climate Action Plan 2050 and which enables us to remove an average of approximately 1 million tons of CO2, that would likely be released annually into the environment in the event the sewage generated by the population were discharged without any treatment. In addition to the benefits of reducing GHG emissions resulting from the expansion of sewage treatment systems, we are also searching for less carbon-intensive alternatives to expand the available actions for the reduction of GHG emissions.

In order to improve our medium and long-term strategy, we are currently in the process of soliciting bids for a consulting service to develop a plan for reducing GHG emissions. This plan is aligned with the State Decree No. 65,881, which outlines the State of São Paulo's adherence to the UN campaigns “Race to Zero” and “Race to Resilience. ”

As part of our Corporate Program for the Management of Greenhouse Gas Emissions, we have already implemented and planned a series of actions aimed at reducing GHG emissions. Some of these actions include:

•	the use of complementary technologies and the optimization of the operations in sewage treatment plants;
•	the expansion of the beneficial use of biogas and generated sludge;
•	the expansion of the use of clean and renewable energy sources and alternative fuels; and
•	the offset of GHG emissions through the intensification of forest conservation and restoration activities.

Among the actions that have already been implemented, or are being implemented, we highlight some examples, as described in the paragraphs below.

Although Brazil’s electricity generation is mainly composed of clean sources derived from hydroelectricity, this composition is subject to variation, which may contribute to the worsening of the greenhouse effect and climate change due to associated GHG emissions. As our activities can be categorized as electricity-intensive, we have widely discussed the topic of energy. Despite the large proportion of renewable energy sources in Brazil’s electricity generation network (92% in 2022), we are committed to contributing to the energy transition by taking advantage of generation potential, increasing the use of incentivized energy sources in the Free Contracting Environment (“ACL”), and implementing energy efficiency actions, including technologies such as Pump-as-Turbine and the replacement of equipment and installations for more energy efficient alternatives.

In 2022, incentivized energy from ACL represented 5% of our energy consumption, and in 2023 we will increase this to 24%. The Distributed Photovoltaic Energy Generation Program started operating two more photovoltaic plants, totaling 5 operating plants in the municipalities of Orindiúva, Elias Fausto, Euclides da Cunha, Monte Alto, and Paraguaçu Paulista, with a total generation capacity of 6 MW. The implementation of this program is scheduled to be completed in 2024, with an estimated generation capacity of 60 MW. We also use solar energy in other operational processes such as radio data transmission, flow measurement systems in wastewater treatment plants, effluent disinfection systems, lighting for administrative unit headquarters, and a floating photovoltaic power plant project.

Another important sustainability initiative, aimed at reducing GHG emissions, is the production of agricultural compost, Sabesfértil”, from sludge from a wastewater treatment plant in the municipality of Botucatu. Similar projects for the use of sludge from wastewater treatment plants are under development at our other plants.

The use of a portion of the biogas generated in the Franca wastewater treatment plant for the production of vehicle fuel to supply part of our fleet in the municipality is another notable initiative with positive results in reducing GHG emissions. Additionally, we have initiatives and projects to cover sewage treatment anaerobic lagoons to capture and burn the generated biogas, in order to minimize GHG emissions. Projects for methane reduction in wastewater treatment plants, including the implementation of energy recovery for self-generation of electricity, are also under development. The development of a small hydro generator for wastewater treatment plants is also part of our ongoing research.

In the coastal region, we are developing a system for the solar drying of wastewater treatment plant sludge with forced ventilation and mechanized mixing and fragmentation of the sludge. A similar project is already in operation in a wastewater treatment plant located in the central-west region of the state.

We are also implementing actions in the management of our corporate vehicle fleet aimed at sustainability. To optimize our fleet management, we opted for continued use leasing contracts, and through the fleet renewal program, 90.8% of light vehicles and 73.5% of heavy vehicles were replaced. One of the great benefits achieved by this initiative was the reduction of annual gasoline consumption from 3.2 million liters in 2011 to around 95,000 liters in 2022, resulting in a 96% reduction in GHG emissions. We have also contracted a Sustainable Corporate Mobility Strategic Plan 2030 for the adoption of vehicles powered by sustainable fuels.

The maintenance and restoration activities of forest reserves carried out by us in addition to climate adaptation, play an important role in carbon sequestration and storage, in order to contribute to the reduction in the greenhouse effect. Of note is the preservation of around 44,000 hectares within conservation units, with nine thousand hectares of water mirrors and 33,000 hectares, where the main metropolitan springs are located. We also own the São Francisco Reserve inserted in the Serra do Mar State Park, in São Sebastião, on the northern coast, with 2,580,971.00 square meters, in order to protect the São Francisco system catchment.

As part of the process of cultural change, we have instituted awareness-raising and training activities on the subject of climate change through training sessions and content provided in courses aimed at internal and external audiences.

Ratifying our commitment to this global agenda, in 2020 we joined the São Paulo Environmental Agreement, an initiative of the Secretariat for Environment, Infrastructure and Logistics of the State of São Paulo, which recognizes the signatories as part of a community of leaders in climate change, with a special focus on sustainable development. We maintain a partnership with the United Nations Framework Convention on Climate Change since 2021, when we participated in COP 26 in Scotland, and 2022. when we participated at COP 27, held in Egypt. reaffirming our commitment to climate and sustainability issues.

The management of GHG emissions involves costs and expenses related to the implementation of more rigorous control mechanisms, the adoption of pollution prevention measures and actions to minimize the generation of these gases. We have been seeking subsidized financing to cover part of these costs.

If these measures affect our costs of operations, we may not be able to pass them on to final consumers.

For more information, see “—Tariffs.”

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

Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric power supply. Lack of electric energy could lead to instability in water supply and sewage collection and treatment services, which could damage our reputation and operation. In addition, because we are one of the largest consumers of electricity in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us. Our strategy to address climate change is divided in two main actions: (i) adaptative actions to increase water security and adaptative resilience to potential effects of extreme events; and (ii) management of GHG emissions, consisting of quantification and monitoring of emissions and implementation of mitigating measures, as mentioned above. For more information about the impacts that climate change has on our activities, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

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

For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks— New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.” and “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

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

The provisions of State Law No. 6,544/1989 of November 2, 1989 as amended (the “State Public Bidding Law”), parallel the provisions of the Federal Public Bidding Law. The Federal and State Public Bidding Laws will apply to us in the event that we seek to secure new concessions. Moreover, these bidding laws currently apply to us with respect to obtaining goods and services from third parties for our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

Additionally, the New Legal Framework for Basic Sanitation, enacted on July 16, 2020 and, which amended the Basic Sanitation Law, introduced the need for bidding for the provision of basic sanitation services by a company which is not a subsidiary of the holder of public services. This will lead to our increased participation in bidding procedures in order to expand our market share.

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

In accordance with current legislation, the river basin committees prepare and approve rules and criteria for the implementation of the charge, and the National Water Agency, Department of Water and Electric Energy and the Basin Agencies (Agências da Bacia), are authorized to charge users, such as us, for the capture of water or release of effluents into water bodies. Charging for the use of water is in the process of gradual implementation by the State of São Paulo, and only the northern coast watershed still needs to be addressed, with the implementation expected to begin in 2023.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and since then, it has been implemented in all the watersheds in which we operate. Once the implementation in the northern coast is concluded, the State of São Paulo will have the charge implemented in all Water Resources Management Units within the scope of state watershed committees. Currently, the charge is implemented in two of the four federal committees in the State of São Paulo - PCJ and Paraíba do Sul, while the other two - Grande and Paranapanema - have no forecast for implementation.

In 2022, we paid approximately R$105.2 million for the collection and discharge into federal and state-controlled rivers.

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

In compliance with Brazilian law, the physical-chemical, organic and bacteriological analyses carried out for water quality control must follow several national and international standards, such as: Standard Methods for the Examination of Water and Wastewater from the institutions such as the American Public Health Association, AWWA and Water Environment Federation; United States Environmental Protection Agency; standards published by the International Standardization Organization; and methodologies proposed by the WHO.

Decree No. 5,440/2005 provides that the quality of water must be disclosed to consumers. We have been complying with this regulation by publishing the required information in monthly bills and annual reports delivered to all consumers that we serve.

Environmental Regulation

The implementation and operation of water and sewage systems are subject to federal, state and municipal laws and regulations on environmental and water-resource protection. The National Environmental Council (Conselho Nacional de Meio Ambiente – “CONAMA”) is the federal agency responsible for the regulation of potentially polluting activities. In the State of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976, as amended by State Decree No. 8,468/1976 and its amendments.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments, which regulates environmental pollution control and establishes the standards for discharge of effluents at state level; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; Supplementary Law No. 140/2011, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Law No. 9,509/1977, regulated by State Decree No. 47,400/2002, which outlines the state environmental policy; CONAMA Resolution No. 357/2005, amended by CONAMA Resolution No. 430/2011, which establishes the standards for discharge of effluents; and DAAE Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively; and CONAMA Resolution 302/2002, which establishes the mapping of an Environmental Plan for the Conservation and Use of the Surroundings of Artificial Reservoirs (Plano Ambiental de Conservação e Uso do Entorno de Reservatórios Artificiais – “PACUERA”) for public supply projects focused on environmental licensing as a way of making use and preservation compatible. In addition, the Brazilian Forestry Code (Law No. 12,651/2012) establishes the requirement to maintain permanent preservation areas, in certain cases covered with natural vegetation, surrounding water springs and reservoirs, due to their environmental importance as sources of water security, geologic stability, biodiversity and soil nutrition. Our reservoirs were in operation prior to this legal requirement, and accordingly only new reservoirs are subject to PACUERA.

As for environmental licensing and concessions of water and sewage treatment plants and pumping stations, we have corporate programs in progress to obtain and maintain the legal requirements to comply with these regulations. For more information, see “—Environmental Matters.” We also have a Corporate Program for Environmental Recovery Commitment Terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental), which includes obligations for forest restoration for environmental compensation, where necessary.

We use and protect an area of approximately 44 thousand hectares in total within conservation units, as defined in Law No. 9,985/2000, with 9 thousand hectares of water mirrors and 33 thousand hectares of protected areas surrounding water sources, thus protecting the main water-producing systems of the São Paulo metropolitan region. It should be noted that in the case of the Cantareira System, the Environmental Protection Area (Área de Proteção Ambiental – “APA”) management plan for the Cantareira System was recently approved through Decree No. 65,244 of October 14, 2020.

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

It is noteworthy that we have the Corporate Program for Obtaining and Maintaining Licenses for Water Treatment Plants, Sewage Treatment Plants and Sewage Pumping Stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have a program, approved by CETESB, related to the operational licenses of the Sewage Pumping Stations. We are also developing a similar program for the Water Treatment Plants and the Sewage Treatment Plants, which started in 2022 and is expected to end in 2027, according to the CETESB Executive Officers’ Resolution 012/2022/C, of January 28, 2022, that approved the Adequacy Program of Water Treatment Plants and the Sewage Treatment Plants in São Paulo State.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo. According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system, as is the case for industrial enterprises. It is the responsibility of the polluting source to connect itself to the public sewage system. All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner. Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system. State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre-treatment so that they meet the required mandatory levels before being discharged into the public sewage system. Effluents from our treatment facilities must comply with effluent limitation guidelines and meet the water quality standards of the receiving water bodies established by federal and state legislation. For more information, see “—Sewage Operations—Sewage System.”

The CETESB is authorized under State law to monitor discharges of effluents into the water bodies, among other things. The CETESB also issues the environmental licenses to the polluting sources, including sewage treatment plants. For more information, see “—Environmental Matters.”

State and federal water resource legislation establishes the charging of fees for the discharge of treated effluents into water bodies. This charge is already in effect in the majority of river basins. For more information, see “—Environmental Matters—Water Usage.”

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

In connection with the scope of our services, State Supplementary Law No. 1.025/2007 amended State Law No. 119/1973 and expanded the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as power generation, storage, conservation and sales activities, for our own or third-party use.

C.	Organizational Structure

Not applicable.

D.	Property, Plant, Equipment, Intangible Assets and Contract Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation. The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets). As of December 31, 2022, we operated through 91,638 kilometers of water pipes and water transmission lines and 63,557 kilometers of sewer lines. As of the same date, we operated 237 water treatment facilities and 581 sewage treatment facilities, including eight ocean outfalls, as well as 16 water quality control laboratories.

As of December 31, 2022, the total net book value of our property, plant and equipment, intangible assets and contract assets (including concession assets) and contract assets was R$48,273.8 million.

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

A.        Operating and Financial Review and Prospects Overview

As of December 31, 2022, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 375 municipalities, or 58% of all municipalities in the state. We also provided water services and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. In December 2018, July 2019 and July 2020, we entered into agreements with the municipalities of Guarulhos, Santo André and Mauá, respectively, and began operations in these municipalities for the direct supply of water and sewage services in January 2019, August 2019 and November 2020, respectively.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region. With a total population of approximately 21.4 million, the São Paulo metropolitan region accounted for 71.5%, 70.7% and 70.7% of our operating revenue in 2022, 2021 and 2020 (excluding revenues relating to the construction of concession infrastructure), respectively. As of December 31, 2022, 66.2% of the concession intangible assets reflected on our balance sheet were located in this region. In an effort to respond to demand in the São Paulo metropolitan region, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Business Drivers and Measures

General Factors Affecting our Business

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, climate conditions, impacts of regulation for sanitation services, global and local catastrophes and health epidemics such as COVID-19 and extreme weather events.

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

In 2020 and 2021 and to a lesser extent in 2022, the COVID-19 pandemic significantly impacted economic activity and markets around the world and its development and impacts in the future remain uncertain. In addition, the high and persistent inflation rate caused by the disruptions in the supply chains worldwide and the increase in electricity tariffs due to droughts in Brazil is affecting the economy and increasing interest rates.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2022 financial statements.

In the second quarter of 2020 and partially in 2021, the São Paulo state government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher tariffs, leading to a reduction in the total average tariff. These changes in consumption patterns impacted the total volume of water billed and the average tariff, which had an impact on our revenues and results of operations.

Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories which would have been higher had it not been for the partial remote working policies adopted by these companies. In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts increased by 21.5% for the year ended December 31, 2022 compared to the same period in 2021, and 43.4% for the year ended December 31, 2021, compared to the same period in 2020. See Note 10(c) and 29 to our financial statements included in this annual report.

For more information about the impact the COVID-19 outbreak had on our operations, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent on tariff increases for our water and sewage services. Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

•	political considerations arising from our status as a state-controlled company;
•	anti-inflation measures enacted by the federal government from time to time;
•	impacts of the New Tariff Structure, which was postponed and will be resumed after the Public Consultation scheduled for the first half of 2024,
•	impacts of health epidemics such as COVID-19; and
•	when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

 Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP. The guidelines also establish procedural steps and the terms for annual adjustments. The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. For more information, see “4.B. Business Overview—Tariffs.”

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

Year ended December 31,
	2022	2021	2020
Increase in average tariff(1)	12.80%	7.00%	3.40%
Inflation – IPC – FIPE	7.32%	9.73%	5.62%
Inflation – IPCA	5.79%	10.06%	4.52%
Inflation – IGP-M	5.45%	17.78%	23.14%

(1)	See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources:	Central Bank, Fundação Getulio Vargas (“FGV”), IBGE, and Fundação Instituto de Pesquisas Econômicas.

 On March 17, 2022, ARSESP released Resolution No. 1,278 providing for a tariff adjustment of 12.8019%, consisting of: (i) inflation of 10.5437% accrued between February/2021 and February/2022, measured according to the IPCA index; (ii) efficiency factor (Factor X) to be discounted by 0.2142%; (iii) compensatory adjustment of 2.3932%; and (iv) IGQ 2020 to be discounted by 0.1490%. This tariff adjustment became effective on May 10, 2022.

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

General Economic Conditions

In 2020, Brazilian GDP decreased 3.3% in comparison with 2019. Brazil’s trade surplus in 2020 was US$50.9 billion and at year-end the country had US$355.62 billion in currency reserves. The average unemployment rate in Brazil in 2020 was 14.2%.

In 2021, Brazilian GDP increased 5.0% in comparison with 2020. Brazil’s trade surplus in 2021 was US$61.2 billion and at year-end the country had US$ 362.2 billion in currency reserves. The average unemployment rate in Brazil in 2021 was 11.1%.

In 2022, Brazilian GDP increased 2.9% in comparison with 2021. Brazil’s trade surplus in 2022 was US$61.8 billion and at year-end the country had US$324.7 billion in currency reserves. The average unemployment rate in Brazil in 2022 was 7.9%.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency. The SELIC rate has historically been high. However, a series of rate reductions in 2018, brought the SELIC rate down to 6.50% as of December 31, 2018. In 2019 the SELIC rate decreased to 4.50% and in 2020, in response to the COVID-19 outbreak, COPOM further reduced the SELIC target rate to 2.00%. Since then, the SELIC rate has been gradually increased, reaching 13.75%, where it remains as of the date of this annual report.

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

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$2,775.8 million as of December 31, 2022, of which R$312.6 million relates to the current portion of our long-term foreign currency-denominated obligations. In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. In 2020, the 28.9% depreciation of the real against the dollar and the 35.7% depreciation of the real against the Yen led to a foreign exchange loss of R$2,180.2 million. In 2021, the 7.4% depreciation of the real against the dollar and the 3.9% appreciation of the real against the Yen led to a foreign exchange gain of R$48.5 million. In 2022, the 6.5% appreciation of the real against the dollar and the 18.4% appreciation of the real against the Yen led to a foreign exchange gain of R$492.3 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2022	2021	2020
(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	(6.50%)	7.39%	28.93%
Period-end exchange rate – US$1.00	5.2177	5.5805	5.1967
Average exchange rate – US$1.00(2)	5.1653	5.3956	5.1578

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2022	2021	2020
(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen(1)	(18.36%)	(3.89%)	35.75%
Period-end exchange rate – ¥1.00	0.0396	0.0485	0.0504
Average exchange rate – ¥1.0(2)	0.0395	0.0491	0.0484

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

During the years ended December 31, 2022, 2021 and 2020 we did not enter into any forward exchange transactions.

For more information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations” and “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

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

The 2021-2022 water season which ended in September 2022 had a lower-than-average rainfall compared to the expected long-term average. The water inflows were also below average in the three main systems (Cantareira, Guarapiranga and Alto Tietê) that supply the São Paulo metropolitan region.

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the municipality of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in the municipality of São Sebastião. It was the highest volume of rainfall recorded in Brazil within such a short period of time since records began. As a result, our water treatment plants in the region were damaged, and the water supply was interrupted for some days due to siltation, the inability to store water, and lack of electricity. If similar incidents occur in the future or become more frequent, these events may have a material adverse effect on our results of operations and financial condition.

For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations” and “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. Bad debt expense, net of recoveries, is included in selling expenses, and was R$782.1 million, R$643.7 million and R$444.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2022, we had intangible assets of R$39,320.9 million and contract assets of R$8,614.0 million.

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

As of December 31, 2022, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,610.8 million (after deducting court escrow deposits in the amount of R$37.5 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.15 to our financial statements included in this annual report. As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$52,706.5 million, of which we believe R$43,568.0 million out of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table. Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate was increased from 5.26% in 2021 to 6.15% in 2022 under Plan G0 and was increased from 5.53% in 2021 to 6.19% in 2022 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 22 to our financial statements included in this annual report.

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

As of December 31, 2022 and 2021, we recognized R$189.3 million and R$283.7 million as deferred income tax liabilities, net of the deferred tax assets and liabilities, as disclosed in Note 19 to our financial statements included in this annual report.

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

As of December 31, 2022 and 2021, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$1,482.1 million and R$1,375.1 million respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2022 and 2021, the pension benefit obligations of Plan G0 totaled R$2,002.1 million and R$2,192.1 million, respectively. For detailed information on the pension benefit obligations refer to Note 22 to our financial statements included in this annual report.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period. We have entered into agreements with the State with respect to these accounts receivable. For more information on these agreements, see Note 10 to our financial statements included in this annual report and “Item 7. Major Shareholders and Related Party Transactions.”

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

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

Year ended December 31,
		2022		2021		2020
(in millions of reais, except percentages)
Net operating revenue	22,055.7	100.0%	19,491.1	100.0%	17,797.5	100.0%
Operating costs	(14,350.9)	(65.1)%	(12,800.1)	(65.7)%	(11,179.6)	(62.8)%
Gross profit	7,704.8	34.9%	6,691.0	34.3%	6,617.9	37.2%
Selling expenses	(912.0)	(4.1)%	(825.8)	(4.2)%	(751.3)	(4.2)%
Allowance for doubtful accounts	(782.1)	(3.5)%	(643.7)	(3.3)%	(448.8)	(2.5)%
Administrative expenses	(1,398.5)	(6.3)%	(1,124.1)	(5.8)%	(1,051.2)	(5.9)%
Other operating income (expenses), net and equity results of investments in affiliates	33.0	0.1%	0.2	0.0%	121.8	0.7%
Profit from operations before finance income (expenses) and income tax and social contribution	4,645.2	21.1%	4,097.6	21.0%	4,492.4	25.2%
Financial result, net	(372.4)	(1.7)%	(927.4)	(4.8)%	(3,166.4)	(17.8)%
Profit before income tax and social contribution	4,272.8	19.4%	3,170.2	16.3%	1,326.0	7.5%
Income tax and social contribution	(1,151.5)	(5.2)%	(864.3)	(4.4)%	(352.7)	(2.0)%
Profit for the year	3,121.3	14.2%	2,305.9	11.8%	973.3	5.5%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Net operating revenue

Net operating revenue for the year ended December 31, 2022 increased by R$2,564.6 million, or 13.2%, to R$22,055.7 million from R$19,491.1 million for the same period in 2021.

Net operating revenue, excluding construction revenue, for the year ended December 31, 2022 increased by R$2,077.6 million, or 13.7%, to R$17,191.9 million from R$15,114.3 million for the same period in 2021. Construction revenue was R$4,863.8 million for the year ended December 31, 2022 and R$4,376.7 million for the same period in 2021. The main factors that led to the increase were:

•	an average tariff adjustment of 12.8% since May 2022;
•	an increase of 0.9% in the total billed volume; and
•	an increase in the average tariff due to an increase in the billed volume in the non-residential categories.

Operating costs

Our operating costs for the year ended December 31, 2022 increased by R$1,550.8 million, or 12.1%, to R$14,350.9 million from a loss of R$12,800.1 million for the same period in 2021. As a percentage of net operating revenue, cost of services decreased to 65.1% in for the year ended December 31, 2022 from 65.7% for the same period in 2021.

The increase in operating cost was mainly due to:

•	an increase of R$476.0 million in construction costs, associated with increased investments;
•	an increase of R$252.6 million in costs with salaries, payroll charges and benefits and pension plan obligations, due to: (i) an average salary adjustment of 12.9% in May 2022 and the application of an additional 1% salary increase referring to the Career and Salary Plan in February 2022; and (ii) an increase in overtime payments, in the amount of R$24.5 million;
•	an increase of R$234.5 million in treatment supplies, due to: (i) the increase in product prices, some of which were impacted by increased prices in the international market due to increasing inflation, such as aluminum sulfate, ferric chloride and aluminum polychloride; and (ii) a higher application of algaecides, coagulants and disinfectants in several water treatment plants to maintain raw water quality; and
•	an increase of R$207.2 million in service costs, mainly with (i) R$42.3 million in system maintenance; (ii) R$40.7 million with surveillance; (iii) R$27.9 million with technical services; (iv) R$21.6 million with effluent transportation; and (v) R$12.9 million in maintenance of furniture and installations.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2022 increased by R$1,013.8 million, or 15.2%, to R$7,704.8 million from R$6,691.0 million for the same period in 2021.  As a percentage of net operating revenue, our gross profit margin increased to 34.9% for the year ended December 31, 2022 from 34.3% for the same period in 2021.

Selling Expenses

Selling expenses for the year ended December 31, 2022 increased by R$86.2 million, or 10.4%, to R$912.0 million from R$825.8 million for the same period in 2021. As a percentage of net operating revenue, selling expenses were 4.1% in 2022 compared to 4.2% in 2021. The main reasons for the increase in selling expenses were:

•	Increase of R$74.9 million in services, mainly due to higher expenses with customer service, in the amount of R$65.8 million; and
•	Higher expenses with salaries, payroll charges and benefits and pension plan obligations, of R$40.6 million, mostly due to the average salary adjustment of 12.9% in May 2022 and the application of an additional 1% salary increase referring to the Career and Salary Plan in February 2022.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts for the year ended December 31, 2022 increased by R$138.4 million, or 21.5%, to R$782.1 million from R$643.7 million for the same period in 2021, mainly due to higher provisioning arising from the increase in delinquencies in 2022.

Administrative Expenses

Administrative expenses for the year ended December 31, 2022 increased by R$274.4 million, or 24.4%, to R$1,398.5 million from R$1,124.1 million for the same period in 2021, mainly due to:

•	an increase of R$191.1 million in general expenses, mainly due to higher expenses with lawsuits, in the amount of R$162.6 million;
•

an increase in expenses with salaries, payroll charges and benefits and pension plan obligations, of R$46.5 million, mostly due to the average salary adjustment of 12.9% in May 2022 and the application of an additional 1% salary increase referring to the Career and Salary Plan in February 2022; and

•	an increase of R$20.6 million in depreciation and amortization, as a result of the increase in property, plant and equipment and intangible assets.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income and expenses, net, was R$33.0 million for the year ended December 31, 2022 compared with R$0.2 million for the same period in 2021, an increase of R$32.8 million.

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

Financial Result, Net

The financial result consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and financial investments and inflation-based indexation accruals, mainly relating to agreements entered into with certain customers to settle overdue accounts receivable.

The financial result, net, for the year ended December, 31 2022 increased by R$555.0 million to an expense of R$372.4 million from an expense of R$927.4 million for the same period in 2021. As a percentage of net operating revenues, the financial result, amounted to 1.7% for the year ended December, 31 2022 compared to 4.8% for the same period in 2021. This variation was due to:

•

an increase of R$437.5 million in interest and charges on borrowings and financing in local currency, mainly due to: (i) an increase in interest payments on debentures, in the amount of R$286.0 million, due to the 29th and 30th debentures issued in 2022 which added R$148.6 million in financial expenses; and (ii) an increase in the average interbank deposit rate (taxa depósito interbancários) (from 5.06% in 2021 to 12.45% in 2022) impacting interest expenses on funding in local currency;

•

an increase of R$31.7 million in other financial expenses, mainly due to: (i) an increase of R$49.8 million related to contracts for the cleanup of the Pinheiros River as several contracts are performance contracts where the payment flow commences mainly after the completion of the works and the update of accounts payable is recorded as a financial expense from the moment the project starts operating, which occurred under several contracts in 2022; and (ii) a decrease of R$17.4 million in interest on lawsuits;

•	an increase of R$276.5 million in financial revenues, mainly on financial investments in 2022, as a result of the increase in the average interbank deposit rate (taxa depósito interbancários);

83

•

positive variation of R$443.5 million from foreign exchange variations on borrowings and financing, as a result of the appreciation of the real against the dollar and the yen in 2022 (6.5% and 18.4%, respectively), compared to the depreciation of the real against the dollar and the appreciation of the real against the yen in 2021 (-7.4% and 3.9%, respectively);

•	an increase of R$74.0 million in other monetary variations in 2022 compared to 2021, mainly for lawsuits, in the amount of R$62.7 million; and
•

an increase of R$342.9 million in monetary and exchange variations on assets, largely due to higher recognition, in R$314.4 million in 2022, referring to an inflation adjustment on our agreement from 2015 with the São Paulo state government (GESP 15), mainly due to a court decision preventing the transfer of reservoirs from the Alto Tietê Production System.

This increase was partially offset by a decrease of R$35.6 million from monetary variations on borrowings and financing due to the decrease in the rate of inflation as measured by the IPCA index (from 10.06% in 2021 to 5.78% in 2022).

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution for the year ended December 31, 2022 increased by R$1,102.6 million, to R$4,272.8 million from R$3,170.2 million for the same period in 2021. As a percentage of net operating revenue, our profit before income tax and social contribution increased to 19.4% for the year ended December 31, 2022 compared to 16.3% for the same period in 2021.

Income Tax and Social Contribution

Income tax and social contribution expense for the year ended December 31, 2022 increased by R$287.2 million, or 33.2%, to R$1,151.5 million from R$864.3 million for the same period in 2021. This increase was mainly due to:

•	an increase in net operating revenue, in the amount of R$2,564.6 million, offset by the increase in operating costs and administrative/selling expenses, in the amount of R$2,049.8 million;
•	foreign exchange variation gains of R$443.5 million; and
•	a higher inflation adjustment on the 2015 GESP Agreement, in the amount of R$314.4 million.

Profit for the year

As a result of the factors discussed above, our profit for the year ended December 31, 2022 increased by R$815.4 million, to R$3,121.3 million from R$2,305.9 million for the same period in 2021. As a percentage of net operating revenue, our profit for the year ended December 31, 2022 increased to 14.2% from 11.8% for the same period in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 28, 2022.

B.        Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets. As of December 31, 2022, we had R$1,867.5 million in cash and cash equivalents. The outstanding current indebtedness was R$2,246.0 million as of December 31, 2022, of which R$312.6 million was denominated in foreign currency. Long-term indebtedness was R$16,712.7 million as of December 31, 2022, of which R$2,463.2 million consisted of foreign currency-denominated obligations.

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

Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories which would have been higher had it not been for the partial remote working policies adopted by these companies. In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts increased by 21.5% for the year ended December 31, 2022 compared to the same period in 2021, and 43.4% for the year ended December 31, 2021, compared to the same period in 2020.

In order to finance the constant investment needs in our infrastructure, we use third party funds to complement our own resources. We believe that we currently have sufficient sources of funds to implement our short and medium term strategy.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$3,967.6 million, R$3,913.8 million and R$4,978.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. There was a slight increase in net cash generated in 2022 of 1.4%.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$2,878.3 million, R$2,663.2 million and R$6,768.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage.

Net Cash Generated by (Used in) Financing Activities

Our net cash generated by financing activities was R$60.3 million for the year ended December 31, 2022, compared to our net cash used in financing activities was R$929.0 million and R$66.4 million for the same periods in 2021 and 2020, respectively. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on capital.

Indebtedness Financing

Transition from LIBOR to SOFR

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

Indebtedness financing

Our total financial indebtedness increased by 7.0%, from R$17,723.8 million as of December 31, 2021 to R$18,958.7 million as of December 31, 2022. In addition, during the same period, our total indebtedness denominated in foreign currency decreased by 15.8%, from R$3,296.1 million as of December 31, 2021 to R$2,775.8 million as of December 31, 2022.

As of December 31, 2022, we had R$16,712.7 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$2,463.2 million consisted of foreign currency-denominated long-term debt. We had an outstanding current indebtedness of R$2,246.0 million as of December 31, 2022. As of December 31, 2022, R$312.6 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2022, our S&P domestic rating was brAAA and our S&P global rating was BB-. Our Moody’s national rating was AAA.br as of December 31, 2022, while our Fitch national rating was AAA(bra) and our Fitch global ratings were BB (foreign currency) and BB+ (local currency), as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs. In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor. As of December 31, 2022, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$2,735.6 million (R$2,718.3 million of principal and R$17.3 million related to interest and charges). For more information, see “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 17 to our financial statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2022:

					December 31, 2022
	Current	Noncurrent	Total	Final Maturity	Interest Rates(1)
					(in thousands of R$)
Denominated in local currency:

12th issue of debentures	45,450	67,681	113,131	2025	TR + 9.5%
17th issue of debentures	144,632	-	144,632	2023	CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue of debentures	49,937	45,649	95,586	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
22nd issue of debentures	199,901	326,433	526,334	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & PCA + 6.00% (3rd series)
23rd issue of debentures	-	864,910	864,910	2027	CDI + 0.49% (1st series) & CDI + 0.63% (2nd series)
24th issue of debentures	-	488,478	488,478	2029	IPCA + 3.20% (1st series) & IPCA + 3.37% (2nd series)
26th issue of debentures	-	1,239,645	1,239,645	2030	IPCA + 4.65% (1st series) & IPCA + 4.95% (2nd series)
27th issue of debentures	299,614	698,339	997,953	2027	CDI + 1.60% (1st series) & CDI + 1.80% (2nd series) & CDI + 2.25% (3rd series)
28th issue of debentures	-	1,197,756	1,197,756	2028	CDI + 1.20% (1st series) & CDI + 1.44% (2nd series) & CDI + 1.60% (3rd series)
29th issue of debentures	-	1,275,295	1,275,295	2036	CDI + 1.29% (1st series) & IPCA + 5.3058% (2nd series) & IPCA + 5.4478% (3rd series)
30th issue of debentures	-	998,110	998,110	2029	CDI + 1.30% (1st series) & CDI + 1.58% (2nd series)
Caixa Econômica Federal	99,767	1,422,145	1,521,912	2023/2042	TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) PAC	6,736	-	6,736	2023	1.82% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	7,214	23,344	30,558	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	4,887	15,884	20,771	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	26,949	33,617	60,566	2025	1.92% + TJLP

National Bank for Economic and Social Development (BNDES) Tietê III	154,437	656,264	810,701	2028	1.66% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	33,807	390,127	423,934	2035	2.18% + TJLP
National Bank for Economic and Social Development (BNDES) 2014	6,572	16,525	23,097	2026	1.76% + TJLP
Inter-American Development Bank (IDB) 2202	181,349	2,164,009	2,345,358	2035	CDI + 0.86%
Inter-American Development Bank (IDB) INVEST	37,340	853,725	891,065	2034	CDI + 1.90% & CDI + 2,70%
Inter-American Development Bank (IDB) INVEST 2022	14,100	452,085	466,185	2036	CDI + 2.50%
International Finance Corporation – IFC	80,000	670,996	750,996	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts and Contract Assets)	44,453	313,391	357,844	2035	7.73% to 10.12% + IPC
Leases (Others)	72,109	29,265	101,374	2027	5.20% to 15.39%
Other	6,241	5,867	12,108	2025	TJLP + 1.5% (FINEP) & 3.0% (FEHIDRO)
Interest and others charges	417,878	-	417,878

Total denominated in local currency	1,933,373	14,249,540	16,182,913

Denominated in foreign currency:

Inter-American Development Bank (IDB) US$105,133,000 (2021 - US$71,441,00)	53,628	474,697	528,325	2025 to 2044	LIBOR + 1.12% to 3.31%
International Bank for Reconstruction and Development (IBRD) US$78,197,000 (2021 – US$76,712,000)	31,722	365,648	397,370	2034	LIBOR + 2.85%
JICA 15 - ¥ 8,067,010,000 (2021 - ¥ 9,219,440,000)	45,602	273,610	319,212	2029	1.8% & 2.5%
JICA 18 - ¥ 7,253,120,000 (2021 - ¥ 8,289,280,000)	41,001	245,865	286,866	2029	1.8% & 2.5%
JICA 17 - ¥ 3,753,048,000 (2021 - ¥ 3,706,564,000)	11,424	136,227	147,651	2035	1.2% & 0.01%
JICA 19 - ¥ 26,296,011,000 (2021 - ¥ 28,109,529,000)	71,761	967,124	1,038,885	2037	1.7% & 0.01%
IDB 1983AB – US$ 7,692,000 (2021 – US$ 15,385,000)	39,962	-	39,962	2023	LIBOR + 2.08% to 2.38%
Interest and other charges	17,487	-	17,487

Total denominated in foreign currency	312,587	2,463,171	2,775,758
Total loans and financing	2,245,960	16,712,711	18,958,671

(1)	TR was 0.2072% per month as of December 31, 2022; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários – “CDI”), which was 13.65% per annum as of December 31, 2022; IGP-M was 5.45% per annum as of December 31, 2022; “TJLP” stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.2% per annum as of December 31, 2022; and USD LIBOR was 3.40% medium rate of 12 months in 2022.

The following table shows the maturity profile of our debt, as of December 31, 2022, for the period indicated:

	2023	2024	2025	2026	2027	After 2028	Total
							(in millions of reais)
Loans and financing	2,246.0	2,041.3	2,189.6	2,061.1	2,675.7	7,745.0	18,958.7

As of December 31, 2022, R$965.7 million of our foreign currency denominated indebtedness, net of transaction costs, was denominated in U.S. dollars and R$1,792.6 million was denominated in Japanese Yen. This indebtedness consisted principally of:

•	R$528.3 million (US$105.1 million) in U.S. dollar-denominated loans contracted with the Inter-American Development Bank, or the IDB, which were entered into in 2000, amounting to US$200 million.

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
•	R$397.4 million (US$78.2 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais), a program ended in 2017, which consisted of various projects that focused on the preservation and improvement of water sources in the metropolitan region of São Paulo. The loan matures in March 2034. Repayments of principal will be made in semi-annual installments starting in September 2019 after a grace period of ten years. The principal amount accrues interest at USD LIBOR plus a variable spread, paid semi-annually. This contract allows for the replacement of the currency, index and interests;
•	R$40.0 million (US$7.7 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IDB in May 2008. Under this loan, payments of principal are made in annual installments with final maturity in May 2023. The principal amount accrues interest at USD LIBOR plus a rate varying from 2.08% to 2.38%, paid semi-annually. The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan; and
•	R$1,792.6 million (¥45,369.2 million) in Japanese Yen denominated loans contracted with the JICA, composed of the following: (i) ¥11.524.3 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa). Under these loans, the payments of principal are made in semi-annual installments with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; (ii) ¥2.830.4 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam. The loan matures in October 2035, with repayments of principal made in semi-annual installments. The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semi-annually; (iii) ¥10.361.6 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004. These funds were used for the provision of works and services in the Baixada Santista metropolitan region. The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; and (iv) ¥31,736.6 million denominated loan in February 2012 for the financing of the Program for Water Loss Reduction (Programa de Redução de Perdas de Água). The loan matures in February 2037. Repayments of principal will be made in semi-annual installments starting in February 2019 after a grace period of seven years. The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semi-annually.

Our borrowings from multilateral institutions and with government agencies, such as the IDB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the State of São Paulo. For more information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

Our outstanding domestic debt was R$16,182.9 million as of December 31, 2022 and consisted primarily of real-denominated loans from federal and state-owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in June 2010, February 2011, October 2013, February 2018, May 2019, July 2019, July 2020, December 2020, July 2021, December 2021 and March 2022 and financial leasing.

The following summarizes our principal real-denominated borrowings:

•	from 2003 to 2019, we entered into several financing agreements with Caixa Econômica Federal, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement. The final maturity is 2042. The principal amount accrues interest from 5.0% to 8.0%. The financing agreements are collateralized (i) by the pledge of collections of monthly billings of water supply and sewage services up to three monthly installments until reaching the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2022, the outstanding debt was R$1,521.9 million;

•	in May 2008, we entered into a R$174.0 million financing agreement with BNDES. Repayments of the principal amount are being made in 150 successive monthly installments, with final maturity in 2025. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$6.7 million;
•	in March 2010, we entered into a R$294.3 million financing agreement with BNDES. Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$60.5 million;
•	in September 2010, we entered into a US$600 million financing agreement with IDB to finance the third phase of Tietê Project. In May 2020, the debit balance of this loan was converted into reais, with semi-annual payments and maturity in September 2035. The main amount accrues interest using the real CDI plus a fixed rate of 0.06% and a variable margin in effect for loans from the bank’s ordinary capital, paid semi-annually. As of December 31, 2022, the outstanding debt was R$2,345.4 million.
•	in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own. During the construction phase, we recognized a contract asset (as of December 31, 2018, with the adoption of IFRS 15 - Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 - Concession Contracts, are classified as Contract Assets during the construction period and are transferred to Intangible Assets only after completion of the works. For more information, see Notes 3.3 (b) and 14 to our 2022 financial statements included in this annual report) and the related liability of the lease at fair value. Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract. On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million. As of December 31, 2022, the outstanding debt was R$357.8 million;
•	in March 2012, we entered into a R$180.8 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027. The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$51.4 million;
•	in February 2013, we entered into a R$1.3 billion financing agreement with BNDES. Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$810.7 million;
•	in June 2014, we entered into a R$61.1 million financing agreement with BNDES. In September 2021 the contract was amended and its value changed to R$38.6 million. Amortization of the principal amount is being made in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$23.1 million;
•	in June 2015, we entered into a R$747.4 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$423.9 million;
•	in October 2015, we entered into a R$48.3 million financing agreement with Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos – “FINEP”). Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP, but it limited to 6.0% per year plus a yearly 1.5%. If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2022, the outstanding debt was R$12.1 million;

•	in November 2020, we entered into a loan with Inter-American Investment Corporation (“IDB Invest”), an agent of the IDB, as creditor, the principal amount of which is R$950 million, divided into two tranches which will expire in August 2034 and 2029, respectively. The first tranche named “Long Term” (in the total principal amount R$508 million) bears interest at the CDI rate plus 2.70% per year, with principal payments and semi-annual interest payments. The second tranche named “Medium Term” (in the total principal amount of R$442 million) bears interest at CDI plus 1.90% per year, with principal and semi-annual interest payments. The resources of the Long Term tranche are used to finance our investment plan between 2020 and 2026, whereas the Medium Term tranche is used to refinance debts. As of December 31, 2022, the outstanding debt was R$891.1 million;
•	in June 2022, we entered into a loan with IDB Invest, an agent of IDB, as creditor, in the amount of R$470 million, intended for the expansion of the sewage collection and treatment system under the Tietê River Depollution Project – Stage IV. The loan bears interest at 100% of the CDI rate plus a spread of 2.50% per annum, with half-yearly interest and amortization payments and a total term of up to 14 years and six months, with a grace period of up to twelve months. As of December 31, 2022, the outstanding debt was R$466.2 million; and
•	in June 2022, we entered into a loan with IFC, as creditor, in the amount of R$760 million, intended for the execution of the Novo Rio Pinheiros Program, the improvement of sanitation services in the coastal regions of the State of São Paulo and the improvement of water supply in municipalities located on the coast of the State of São Paulo and in the Metropolitan Region of São Paulo. The loan bears interest of 100% of the CDI rate plus a spread of 2.00% per annum, with half-yearly interest and amortization payments and a total term of up to 10 years and six months, with a grace period of up to twelve months. As of December 31, 2022, the outstanding debt was R$751.0 million.

Additionally, we have the following outstanding debt from debentures issuances:

In June 2010, we issued our twelfth issuance of debentures in the aggregate principal amount of R$500 million, to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses. The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program for the supply of water and sewage system. As of December 31, 2022, the outstanding debt of the twelfth issuance of debentures was R$113.1 million.

In January 2013, we issued our seventeenth issuance of debentures in three series in the aggregate principal amount of R$1.0 billion, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation. The proceeds of this issuance were used to pay our financial commitments in 2013. As of December 31, 2022, the outstanding debt of the seventeenth issuance of debentures was R$144.6 million.

In October 2013, we issued our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES. These debentures are divided in three series: the first and third series will mature in October 2024 and the second, in November 2024. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year. In December 2013, BNDES subscribed to the debentures of the first and second series. In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and in May 2020, BNDES subscribed another 8 debentures, and the remaining 20 debentures were canceled. As of December 31, 2022, the outstanding debt of the eighteenth issuance of debentures was R$95.6 million.

We have used the funds raised from the three issuances for investments primarily in the Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo northern coast, Paraíba Valley and Mantiqueira Regions.

In February 2018, we issued our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2018. As of December 31, 2022, the outstanding debt of the twenty-second issuance of debentures was R$526.3 million.

In May 2019, we issued our twenty-third issuance of debentures divided into two series in the aggregate principal amount of R$866.8 million. The first and second series will mature in May 2024 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$491.8 million) bear interest at a rate of CDI plus 0.49% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$375 million) bears interest at a rate of CDI plus 0.63% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2019. As of December 31, 2022, the outstanding debt of the twenty-third issuance of debentures was R$864.9 million.

In July 2019, we issued our twenty-fourth issuance of debentures divided into two series in the aggregate principal amount of R$400 million. The first and second series will mature in July 2026 and 2029 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of IPCA plus 3.20% per year, with annual interest payments. The second series (in the aggregate principal amount R$300 million) bears interest at a rate of IPCA plus 3.37% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in some municipalities in which our company render services. As of December 31, 2022, the outstanding debt of the twenty-fourth issuance of debentures was R$488.5 million.

In July 2020, we issued our twenty-sixth issuance of debentures divided into two series in the aggregate principal amount of R$ 1.045 billion. The first and second series will mature in July 2027 and 2030 respectively. The debentures of the first series (in the aggregate principal amount of R$600 million) bear interest at a rate of IPCA plus 4.65% per year, with annual interest payments. The second series (in the aggregate principal amount of R$445 million) bears interest at a rate of IPCA plus 4.95% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in certain municipalities in which we provide services. As of December 31, 2022, the outstanding debt of the twenty-sixth issuance of debentures was R$1,239.6 million.

In December 2020, we issued our twenty-seventh issuance of debentures divided into three series in the aggregate principal amount of R$1 billion. The first, second and third series will mature in December 2023, 2025 and 2027 respectively. The debentures of the first series (in the aggregate principal amount of R$300 million) bear interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$400 million) bears interest at a rate of CDI plus 1.80% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$300 million) bears interest at a rate of CDI plus 2.25% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2021. As of December 31, 2022, the outstanding debt of the twenty-seventh issuance of debentures was R$998.0 million.

In July 2021, we issued our twenty-eighth issuance of debentures divided into three series in the aggregate principal amount of R$1.2 billion. The first, second and third series will mature in July 2024, 2026 and 2028 respectively. The debentures of the first series (in the aggregate principal amount of R$127.8 million) bear interest at a rate of CDI plus 1.20% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$888.2 million) bears interest at a rate of CDI plus 1.44% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$184 million) bears interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2021. As of December 31, 2022, the outstanding debt of the twenty-eighth issuance of debentures was R$1,197.8 million.

In December 2021, we issued our twenty-ninth issuance of debentures divided into three series in the aggregate principal amount of R$1.25 billion. The first, second and third series will mature in December 2026, 2031 and 2036 respectively. The debentures of the first series (in the aggregate principal amount of R$500 million) bear interest at a rate of CDI plus 1.29% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$600 million) bears interest at a rate of IPCA plus 5.3058% per year, with annual interest payments. The third series (in the aggregate principal amount of R$150 million) bears interest at a rate of IPCA plus 5.4478% per year, with annual interest payments. The proceeds from the issuance of the first series are intended to refinance commitments due to mature and to replenish our cashflows. The proceeds from the issuance of the second and third series are intended to support investment in infrastructure projects in certain municipalities in which we provide services and to support the reimbursement of costs incurred in connection with infrastructure projects. As of December 31, 2022, the outstanding debt of the twenty-ninth issuance of debentures was R$1,275.3 million.

Additionally, in March 2022, we issued our thirtieth issuance of debentures divided into two series in the aggregate principal amount of R$1.0 billion. The first and second series will mature in March 2027 and March 2029, respectively. The first series (in the aggregate principal amount of R$500 million) bears interest at a rate of CDI plus 1.30% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$500 million) bears interest at a rate of CDI plus 1.58% per year, with semi-annual interest payments. The proceeds from these issuances were used to replenish and reinforce our cash position and to refinance commitments in 2022. As of December 31, 2022, the outstanding debt of the thirtieth issuance of debentures was R$998.1 million.

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

Indebtedness

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, including our borrowings from the IDB and IFC, we are subject to financial covenants, including limitations on our ability to incur debt. For example:

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

As of December 31, 2022, and 2021, we had met all the requirements of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of our indebtedness with BNDES, including the 18th issuance of debentures held by BNDES, which totaled R$95.6 million as of December 31, 2022. The only financing agreement which is exempt from the renegotiated financing is contract No. 08.2.0169.1.

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

As of December 31, 2022, the amount that must pass through the blocked collateral account is R$274.4 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

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

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2022.

The twenty-second, twenty-third, twenty-fourth, twenty-sixth, twenty-seventh, twenty-eighth, twenty-ninth and thirtieth debenture issuances require us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/adjusted EBITDA ratio equal to or lower than 3.50:1.0. These issuances have a cross acceleration clause.

	Restrictive Ratios	Ratio as of December 31, 2022
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	3.57
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	4.71
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	2.45
Net debt/Adjusted EBITDA	Equal to or lower than 3.50:1.0	2.35
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	2.61
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.31
Adjusted current ratio	Higher than 1.0	1.50

(1)	“Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2022 and 2021, we complied with all the covenants of our loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. In 2022, we recorded R$5.4 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. We have budgeted investments in the amount of approximately R$26.2 billion from 2023 through 2027. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution. In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 27, 2018, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$872.2 million, R$644.3 million and R$272.0 million in the fiscal years ended on December 31, 2022, 2021 and 2020, respectively. For more information, see “Item 7.B. Related Party Transactions—Dividends.”

Judicial bonds

As of December 31, 2022, we have judicial bonds issued in our favor in the inflation adjusted amount of R$2,807.3 million, which are not recognized in our financial statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to the uncertainties related to the beginning and the end of the payments. Judicial bonds are recognized upon the beginning of their receipt or when they are traded. For more information on judicial bonds, see Note 10 to our financial statements included in this annual report.

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

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure. In 2022, we allocated R$36.5 million to Research, Development and Innovation (“RD&I”), projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages. We carry out several actions for the implementation of innovative technological solutions systematically throughout our company. These solutions are aimed at improving construction and operational processes for water and wastewater systems, water and wastewater treatment solutions, asset control and management, renewable energy generation processes, energy efficiency, user relationship technologies, circular economy projects, waste reduction, and utilization methods, among others. These are solutions that are in the scalability stage of technological development and have already passed the research and development phase. Some may even represent new business opportunities.

In addition, based on programs already in place in the power and gas sectors, we maintain a portfolio of prioritized projects with ARSESP in its Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (the “PD&I Program”), which requires the application of the 0.05% of revenue to RD&I projects. Accordingly, the first cycle of the program, covering the tariff cycle 2021-2024, is ongoing, comprising 12 projects selected by ARSESP in the amount of R$37.8 million. For more information, see “—Tariff Readjustment and Revisions.”

Pursuant to our Technical Cooperation agreement with IDB, we finance actions for the improvement and technological innovation of water supply management facilities during water crises, using modern analytical tools, available experiences and practices and theoretical analysis. This cooperation agreement provides for resources of approximately US$328 thousand, non-refundable, to be debited from the bank’s ordinary capital resources destined to the Strategic Program for Infrastructure Development. The project is in its final development phase.

As a result of this activity, proposals have been made to increase the resilience of the water supply systems, which corresponds to one of the components of the agreements signed between the IDB and the State of São Paulo, assigned for execution by us. It is complemented by two other sequential activities: (i) Systematization of the process for public call for technological innovation projects, (ii) Development and implementation of a digital platform for open innovation. Both are described in the Open Innovation chapter.

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

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in the municipality of Franca aims to optimize processes and transform the site into a resource recovery plant. Since 2018, a biogas upgrade project in this sewage treatment plants has been producing biomethane for vehicle use as a result of the partnership with the Fraunhofer Institute in Stuttgart, Germany. This sewage treatment plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day. The upgrade system can produce biomethane to replace 1,500 liters of common gas daily. The biomethane currently supplies part of the Sabesp Franca fleet. As a result of the tests carried out we are studying the replication of the technology in six other large-scale sewage treatment plants located in the metropolitan region of São Paulo and in the state's countryside.

In addition, to enable the commercialization of the biomethane produced, which is currently used to supply our fleet in the municipality of Franca, one of the steps is its certification as a product in accordance with the requirements of the National Agency for Petroleum, Natural Gas and Biofuels (“ANP”) Resolution No. 886/2022. To meet these requirements, a risk assessment study using The Hazard and Operability Study Methodology is being carried out by us since 2021. This study focused on the quality of the upgrading system and should consider biogas and biomethane quality monitoring and upgrading system facilities inspection. The final report will be submitted for ANP approval in 2023. It is an important initiative aiming beyond a new source of income, a substitution of fossil fuels for clean energy; reduction of GHG emissions, and inclusion of biomethane as a new fuel in the Brazilian energy matrix.

At the same plant, we developed and are operating a sludge dryer based on solar radiation, financed by FINEP) as part of the “Technological Innovations Plan of Sabesp for Sanitation” financed by the FINEP Inova Brasil program.

The project also provides for other actions in the planning and contracting phase, such as the use of energy from hydraulic and solar sources, in addition to other beneficial applications of biogas. This circular economy project in the municipality of Franca sewage treatment plant received first place in the 2019 edition of the Ideas en Acción award of IDB.

At the Barueri sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated. A new gas treatment system was installed to improve the quality of the gases generated. At the end of the process, this system generates inert residue with a drastic reduction in its volume, with a potential for reuse as in construction, meaning it does not need to be disposed of in landfills. This project was also funded by FINEP.

In order to generate clean energy to improve the efficiency of sewage treatment, we installed solar-powered aerators, increasing the energy efficiency of sewage treatment. Test results indicate that this technology can be replicated and adapted elsewhere.

In 2021, the studies foreseen in the partnership maintained with UNESP were concluded to assess the technical and environmental feasibility of using sludge from the Water Treatment Plant as raw material for the base and sub-base of pavements. This corresponds to the first phase of a project which the final objective is to add value to this by-product that would transform waste into a raw material to be used in pavements, demonstrating its beneficial use and potential for additional revenue generation.

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

From our partnership with FAPESP financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Program for Support of Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 17 projects with different universities, such as: USP, Technological Institute of Aeronautics, UNIFESP, National Institute for Space Research and UNESP. The partnership provides for a non-refundable financing of R$50 million, divided equally between us and FAPESP. The first and second collaborative call for proposals to select projects to finance led to the filing of seven national patent applications before the INPI, two international patent applications under the PCT” before the World Intellectual Property Organization and two software registration requests. The 12 projects selected in the 2022 third call for proposal are currently in the development phase.

Another innovative project that we have recently implemented is the Pinheiros River Oxygenation System. This project is being developed within the scope of the Novo Rio Pinheiros Program, coordinated by the São Paulo state government. The project consists of the implementation of an innovative oxygenation technology called SDOx. This technology, unlike conventional aeration technologies, has the potential to transfer a greater amount of oxygen to the water, through a supersaturated solution and its dispersion in the water. The goal of this project is to enhance the natural self-purification process by artificially increasing the oxygen levels of the water. The project is in its first year of operation, with satisfactory results in terms of the gradual increase in oxygen concentration in the upper channel of the river. This test is intended to verify the technical-economic feasibility of the technology, with a view to replicating it in other water bodies of different sizes in order to improve their quality.

Open Innovation

We are investing in the development and implementation of actions as part of Open Innovation, integrating ideas, thoughts, processes and research from players from various internal and external segments of our company, capable of presenting innovative solutions with technologies from the most diverse productive sectors of the market aiming to improve our processes, products and services. Startups, specifically, are stimulated by challenges and are made viable by proposing and validating solutions for the most varied problems, with the objective of achieving scale and acceleration, with a positive impact for their new products and businesses. This is a pro-active measure to stimulate the sanitation market that can lead to the development of solutions for our needs.

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

In order to add greater efficiency to the Open Innovation process, and with the experience acquired from the Pitch Sabesp project, we have developed a study for methodological systematization to execute public calls for the acquisition of innovative technological solutions in the context of a public company, contracting the Fundação Instituto de Administraçãoto develop the work, which is in the final phase of consolidation. This work also provided elements for another action in the same direction: the development of a digital platform for access by the foreign market, aiming at proposing challenges for the capture of ideas and innovative technological solutions. These two actions are complementary to the Technical Cooperation with the IDB mentioned above, in accelerating and enhancing our initiatives.

Additionally, we have a second agreement with FAPESP to focus on supporting the execution of scientific and/or technological research in micro, small and medium enterprises in the State of São Paulo, through the Small Enterprises Innovation Program aimed at accelerating start-ups focused on the development of innovative projects that solve challenges faced by us. In 2022, the first public call was carried out.

We publish the DAE Magazine, a quarterly engineering journal published by a specialized team of opinion makers that in 2022 totaled more than 230 issues since its first edition. This journal was indicated in the Qualis/CAPES system as “B1” category in July, 2019 for the 2021-2024 period. Through the publication of technical and scientific articles on basic and environmental sanitation, we aim to encourage and disseminate improvements in processes, innovations and technological advances.

D.	Trend Information

We expect to continue to operate in a competitive and regulated environment which will pose continued risks to our existing businesses, placing the profitability of our assets under pressure. The following list sets out, what we believe to be, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	Our business, operations, and financial condition may continue to be affected by the COVID-19 pandemic and its consequences, as follows:

	o	The impact of the COVID-19 pandemic on the global economy and financial markets was significant in 2020 and 2021 and continued to a lesser extent in 2022. It also introduced new habits that impacted consumption and, as a result, our business. Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories which would have been higher had it not been for the partial remote working policies adopted by these companies. These changes and new habits could have a material adverse effect on our results of operations and financial condition. For more information, see “—A. Operating and Financial Review and Prospects Overview—Factors Affecting Our Results of Operations—General Factors Affecting our Business” and “Item 3.D. Risk Factors—Risks Relating to our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19.”
	o	In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts increased by 21.5% for the year ended December 31, 2022 compared to the same period in 2021, and 43.4% for the year ended December 31, 2021, compared to the same period in 2020.
•

On February 28, 2023, CDPED, which has authority over our corporate reorganization plan, agreed to proceed with arrangements for hiring consultancy services to study various structures for our proposed privatization. On April 10, 2023 the São Paulo state government signed a contract with the IFC, an agency linked to the World Bank, which will act as the advisor in this process. We are currently awaiting guidance from CDPED. As of the date of this annual report, a decision has not been made on the model for our potential privatization. We cannot assure that CDPED will give us guidance on our potential corporate reorganization, the terms of such guidance, or that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operation. For more information, see “Item 3.D. Risk Factors— Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

•

There are various uncertainties surrounding the New Legal Framework for Basic Sanitation, including the new requirement to participate in public bids in case the entity is not part of the administration of the holder, the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services. Previously, we provided services in several Municipalities through contracts which did not require bidding procedures. The current program contracts and contracts that comply with Law No. 11,445/2007 will remain in effect until the end of their contractual term. For the program contracts that did not have established targets for the universalization of services by December 31, 2033, the targets were included by March 31, 2022, as required by the New Legal Framework for Basic Sanitation. Therefore, except in the Municipalities where the State shares ownership with the Municipalities, the renewal of these contracts, once they expire, will require a bidding process and, as such, we cannot guarantee that we will be able to maintain our current customer base and size of operations. If our potential privatization is implemented through a sale of the shares the State of São Paulo holds in us, our current program contracts may be replaced with new concession contracts. For more information, see “Item 3.D. Risk Factors—Risks relating to Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions.”

•	Provisional Measure No. 1,154 of January 1, 2023 altered the attributes and structure of ANA and delegated to the Ministry of Cities the competence to implement basic sanitation actions and programs. Further, Federal Decree No. 11,333/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, attributing to the National Secretariat for Environmental Sanitation competencies that were previously attributed exclusively to ANA. On April 5, 2023, the federal government issued Decree No. 11,467/2023, which delegated to ANA the power to issue reference norms for the sanitation sector, as originally established in the New Legal Framework for Basic Sanitation. The National Secretariat for Environmental Sanitation, is now responsible for issuing the guidelines for federal basic sanitation policy. Accordingly, ANA’s rules will apply to the basic sanitation sector nationwide, setting the guidelines for regulation and supervision by the regulatory entities at the state, municipal and regional level, and ensuring regulatory uniformity in the sector and legal certainty for the provision and regulation of services. ARSESP will be subject to these guidelines and will be required to incorporate any reference guidelines issued by ANA. We cannot guarantee that any potential changes to the regulatory framework of ARSESP will not have an adverse effect on our business, financial condition or results of operations. For more information, see “Item 3.D. Risk Factors—Risks relating to Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits program contracts for basic sanitation services, resulting in uncertainties for our current and future concessions” and “—Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference norms. Any non-compliance by municipalities or sanitation operators will prevent them from accessing financings and sources of funds managed or operated by the federal government.”

98

•

Our business is not only adversely affected by droughts but also by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply. For more information, see “Item 3.D. Risk Factors— Risks Relating to Environmental Matters and Physical and Transition Climate Risks — Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors— Risks Relating to Environmental Matters and Physical and Transition Climate Risks — Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.” The 2020-2021 and 2021-2022 rainy season, which ended in September 2021 and September 2022, respectively, recorded below-average rainfall compared to the expected long-term average. The investments made by us in water, including interconnections and a construction of a new Water System since the 2014 – 2015 water crisis proved to be effective in providing operational resilience and the ability to satisfactorily overcome the below average rainfall we face throughout 2020-2021 and 2021-2022 rainy season. Although we are taking actions to mitigate the risks involving climate change and extreme weather conditions, we cannot predict all of the effects of extreme weather events, therefore making it difficult to estimate the resources needed to implement any actions to mitigate these effects. We may be required to make substantial investments or incur substantial costs for their remediation, which may have a material adverse impact on our business, financial conditions or results of operations. If there are consecutive periods of drought, we may have to adopt measures to mitigate the impacts and maintain the water supply in its area of operation.

•

There are uncertainties arising from the implementation of our New Tariff Structure. The New Tariff Structure was expected to be adopted as of 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 which postponed the implementation of the New Tariff Structure until the resolution of outstanding definitions necessary for its implementation. On March 1, 2023 ARSESP, published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation is scheduled for the first half of 2024 which aims to implement the postponed New Tariff Structure. However, On April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No. 1,278 and maintained the current Tariff Structure. A new tariff structure will be implemented following the public consultation scheduled for the first half of 2024. The transitional period during which we will implement this New Tariff Structure may lead to uncertainties in the market as well as unpredictability about the revenues we expect to earn as of the moment it will be implemented. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades.  Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.”

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

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2022.

F.	Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2022 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
					(in millions of reais)
Loans and financing	2,246.0	4,230.9	4,736.7	7,745.0	18,958.6
Estimated interest payments(1)	1,394.3	3,300.5	2,587.9	5,677.8	12,960.5
Accounts payable to suppliers and contractors	430.9	-	-	-	430.9
Services payable	723.2	-	-	-	723.2
Program contract commitments	100.0	2.3	2.3	12.4	117.0
Purchase obligations(2)	4,568.0	4,505.0	1,424.8	830.2	11,328.0
Total	9,462.4	12,038.7	8,751.7	14,265.4	44,518.2

(1)	Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2022. However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross-default clauses.

(2)	The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the interest rates on our indebtedness outstanding as of December 31, 2022, see Note 17 to our financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

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

Board of Directors

Our bylaws provide for a minimum of seven and a maximum of eleven directors. The members of our Board of Directors are elected at a general shareholders’ meeting to serve a two-year term. Such terms may be renewed three consecutive times. Pursuant to our bylaws and Federal Laws No. 13,303/2016 and No. 6.404/1976, our employees have the option to elect one member of our Board of Directors. Accordingly, we supported the unions in the first election of the member of our Board of Directors representing the employees, which was concluded on August 18, 2021. Provided the conformity with the candidacy requirements and the electoral process as verified by our Eligibility and Advisory Committee, the representative was announced to our shareholders, who met and elected the directors with a two-year term, at the General Shareholders’ Meeting, which took place on April 28, 2022. In addition, pursuant to Brazilian Corporate Law, at least one member of the Board of Directors of mixed capital companies, such as us, must be appointed by the minority shareholders. Finally, according to the Novo Mercado rules and Federal Law No. 13,303/16, at least two, or 25.0% (whichever is greater), of the Board of Directors must be comprised of independent members.

All the current members of our Board of Directors were elected at the annual shareholders’ meeting held on April 28, 2022 and joined our Board of Directors on May 2, 2022, except for André Gustavo Salcedo Teixeira Mendes, who was elected on January 12, 2023 and joined our Board of Directors on January 13, 2023. The tenure of all the directors will end after our annual shareholders’ meeting to be held in April 2024 when the current members are expected to be reelected. Currently, we have five members considered independent under the Novo Mercado rules and Federal Law No. 13,303/16.

On March 27, 2023 we published our management proposal setting out the matters to be discussed at our Ordinary and Extraordinary General Shareholders' meeting to be held on April 28, 2023. In accordance with the recommendation from our controlling shareholder, we are proposing to replace all board members, except for four (the director appointed by the employees, the minority shareholders and the CEO, who is part of the Board of Directors as long as he is the CEO, and one other). These changes are subject to obtaining approval at the shareholders' meeting. We cannot predict the impact of these or any other potential future changes to the Board of Directors on our business, financial condition or results of operation and whether such changes will be the interests of other minority shareholders, including ADR holders.

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

The following are the names, ages, positions, dates of election, date of entry and brief biographical descriptions of the current members of our Board of Directors:

Director	Age	Position	Date Elected	Date of Entry
Mario Engler Pinto Junior	66	Chairman	April 28, 2022	May 2, 2022
Claudia Polto da Cunha	55	Member	April 28, 2022	May 2, 2022
Ronaldo Coppa	66	Employee Representative Member	April 28, 2022	May 2, 2022
Francisco Luiz Sibut Gomide	77	Independent Member(1)	April 28, 2022	May 2, 2022
Francisco Vidal Luna	76	Independent Member(1)	April 28, 2022	May 2, 2022
Leonardo Augusto de Andrade Barbosa	46	Member	April 28, 2022	May 2, 2022
Luís Eduardo Alves de Assis	66	Independent Member(1)	April 28, 2022	May 2, 2022
Marcelo Munhoz Auricchio	52	Independent Member(1)(2)	April 28, 2022	May 2, 2022
Wilson Newton de Mello Neto	51	Independent Member(1)(3)	April 28, 2022	May 2, 2022
André Gustavo Salcedo Teixeira Mendes	45	Member	January 12, 2023	January 13, 2023

(1)	These members comply with the independence requirements established by Federal Law No. 13,303/16 and the Novo Mercado rules.
(2)	Member appointed by the minority shareholders.
(3)	Independent member since November 29, 2021.

Mario Engler Pinto Junior. Mr. Engler has been the Chairman of our Board of Directors since May 2018. Before that, he served as member of our Board of Directors from 2006 to 2011 and as member of our Audit Committee from 2006 to 2009. He holds a PhD degree in Commercial Law from USP. Mr Engler is now a professor at FGV Law School, and the coordinator for the Executive Master Program, where he conducts legal research regarding contractual and corporate arrangements in the public and private sectors. Mr Engler has been a lawyer since 1979 and served for 30 years as public attorney for the State of São Paulo from 1984 to 2014. In the last years, he has been an arbitrator and executive officer and director for private companies and state-owned companies.

Claudia Polto da Cunha. Mrs. Cunha has been a member of our Board of Directors since May 2020, having previously served in the same position from 2014 to 2016. She holds a master's degree in Administrative Law from USP, and an undergraduate law degree from the same institution. She has been a state attorney since 1991 and served as Deputy State Attorney General of the State between 2020 and 2022. She currently serves as Advisory Attorney, responsible for coordinating companies and foundations. She is also Chairwoman of the Board of Directors of Companhia Paulista de Securitização and member of the Board of Directors of Empresa Metropolitana de Transportes Urbanos de São Paulo (“EMTU”), where she served in the same position between 2012 and 2014. She was special advisor to the Secretary of Finance and Planning in 2019, Executive Secretary of the State Capital Defense Council (“CODEC”), from 2006 to 2016, and Advisor to the Attorney-General of São Paulo from 1995 to 2006. Mrs. Cunha was also a member of the Board of Directors of Companhia do Metropolitano de São Paulo (“METRO”) from 2007 to 2012, and Executive Officer at Companhia Paulista de Parcerias (“CPP”), from 2006 to 2016.

Ronaldo Coppa. Mr. Coppa has been an employee representative member of our Board of Directors since May 2022. He has a degree in Economics and a Master’s of Business Administration (“MBA”) in Controllership and Public Management, both from USP. Mr. Coppa has a long career at Sabesp, having worked with us since 1999 in managerial positions in the Controllership, Economic-Financial and Business Unit areas in the Metropolitan Office.

Francisco Luiz Sibut Gomide. Mr. Gomide has been an independent member of our Board of Directors since May 2017. He was a member of our Audit Committee from May 2017 to August 2017. He holds a bachelor’s degrees in Civil Engineering and in Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná – “UFPR”) and a PhD in Hydrology and Water Resources from the Colorado State University. He was the Minister of Mines and Energy in 2002, the CEO of Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, the CEO of the Energy Company of Mato Grosso do Sul between 1997 and 2001, the General Brazilian Diretor of Itaipu Binacional between 1993 and 1995, the CEO of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and the Chief Financial Officer of the same company from 1983 to 1985. Mr. Gomide was also a professor at UFPR from 1970 to 1995. Between 1969 and 1982, he was a hydraulic engineer and hydrologist at the Energy Company of Paraná.

Francisco Vidal Luna. Mr. Luna has been an independent member of our Board of Directors since May 2013. Mr. Luna was also a member of our Audit Committee from April 2013 to September 2016 and was reappointed in May 2020. He has a doctorate in Economics from the Business, Economics and Accounting School at USP and is a retired professor at the same university. He was member of the Board of Directors of BNDES. In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. In the private sector, he was the Executive Chairman of Banco Inter American Express S.A, member of the Board of Directors and member of the Audit Committee of Gafisa, and member of the Audit Committee of the Petrobrás Conglomerate. He is currently a member of the Audit Committee of Desenvolve SP, a member of the Board of Trustees of the Fundação Faculdade de Medicina – FFM and a member of the Board of Trustees of Fundação Instituto de Pesquisas Econômicas (“FIPE”).

Leonardo Augusto de Andrade Barbosa. Mr. Barbosa has been a member of our Board of Directors since December 2021. He holds a bachelor’s degree in Law from UFMG, a master’s and a PhD degree from the University of Brasília (Universidade de Brasília – “UnB”), and a post doctorate at the University of Michigan Law School. He currently serves as Head of Institutional Relationships at the National Confederation of Financial Institutions (CNF). He is a professor on the Professional Master in Legislative Studies course at the House of Representatives’ School of Government. Mr Barbosa is also a legislative attorney (on a leave of absence) at the House of Representatives, where he has performed several functions, including Clerk of the House between May 2018 and February 2021, Deputy Clerk for Technical and Legal Advice, Head of the Legal Counsel for the Office of the Clerk, Chief Advisor for Official Conduct (2009-2010), and Chief of Staff of the Minority Leadership (2005-2006).

Luís Eduardo Alves de Assis. Mr. Assis has been an independent member of our Board of Directors since January 2021. He holds a degree in Economics from the University of São Paulo, a master’s degree from the State University of Campinas and an MBA from Scuola Superiore Enrico Mattei, Milan, Italy. He is currently president of Fator Seguradora and a contributor to the newspaper O Estado de São Paulo. Mr. Assis was an independent member of our Board of Directors from May 2014 to May 2020 and a member of our Audit Committee from May 2016 to May 2020. He was the director of Monetary Policy at the Central Bank of Brazil, professor at the Department of Economics at Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – “PUC-SP”) and FGV São Paulo. He has developed an extensive career in the financial market, serving as Chief Economist and Investment Director at Citibank, President of HSBC Investment Bank Brasil, Chief Operating Officer of HSBC Bank Brasil, Senior Executive of Strategic Planning at the HSBC Group in London and Regional Director of Latin America at HSBC.

Marcelo Munhoz Auricchio. Mr. Auricchio has been an independent member of our Board of Directors since May 2022. He holds a degree in Entrepreneurial Management and Electronics from Universidade Paulista and is completing an MBA in Value Investing. Mr. Auricchio has over 36 years of experience in the industrial sector. He built his career at the Mahle Metal Leve Group and was a partner and director of Safety/Robotics at the Módena Contric Group from 2010 to May 2022. He has also been member of the Board of Directors, Coordinator of the Operations Committee, and Coordinator of the Photovoltaic Committee of the Eternit Group since 2011, a member of the Board of Directors of the Paranapanema Group since April 2022, Chairman of the Board of Directors of Mineradora SAMA since 2022, and was an alternate member of the Fiscal Council of the Unipar Group in 2017.

Wilson Newton de Mello Neto. Mr. de Mello Neto has been a member of our Board of Directors since October 2019 and is an independent member of our Board of Directors since November 2021. He is also a member of our Audit Committee since December 2021. He holds a bachelor’s degree in Law from PUC-SP. He was the CEO of Investe São Paulo from April 2019 to May 2021. He was Vice-President of Corporate Affairs and General Secretary at Danone from May 2015 to March 2019; Director of Corporate Affairs at JBS S.A. from September 2014 to May 2015; Vice-President of Corporate Affairs at BRF S.A. from June 2010 to August 2013; Legal and New Business Director at Tishman Speyer Ltda. from March 2009 to May 2010; Vice-President of Corporate Affairs at Walmart Brasil Ltda. from March 2004 to April 2007; and partner at Machado, Meyer, Sendacz e Opice Advogados from June 1992 to February 2004 and from May 2007 to February 2009. Mr. de Mello Neto was also Vice-President of the Brazilian Supermarket Association (Associação Brasileira de Supermercados) from May 2004 to April 2007; member of the Executive Board of the Brazilian Association of Advertisers (Associação Brasileira de Anunciantes) from May 2015 to March 2019; and Chairman of the Board of Directors of the Brazilian Food Industry Association (Associação Brasileira da Indústria de Alimentos) from March 2018 to March 2019.

André Gustavo Salcedo Teixeira Mendes. Mr. Mendes has been a member of our Board of Directors since January 2023. He received a bachelor’s degree in Electrical and Production Engineering from the Pontifícia Universidade Católica of Rio de Janeiro (“PUC-Rio”), a master’s degree in Electrical Engineering from PUC-Rio, an MBA in Public-Private Partnerships and Concessions from Fundação Escola de Sociologia e Política de São Paulo, and has certifications CGA, from the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), and CP³P-F, from APMG International. Mr. Mendes was Chief Financial Officer of Akad Seguros (2022), New Business Executive Officer of Iguá Saneamento (2019-2021), an independent consultant for Climate Bonds Initiative (2020-2021) and worked at BNDES (2003-2019) where he held several positions. Mr. Mendes has significant experience in capital markets, with emphasis on infrastructure finance, public-private partnerships, mergers and acquisitions, and new business structuring.

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

On March 27, 2023, we published our management proposal which outlines the matters to be discussed at our Ordinary and Extraordinary General Shareholders' meeting to be held on April 28, 2023. One of the matters that will be voted on at the meeting, is an amendment to our Bylaws to include a further executive officer and rearrange the responsibilities assigned to each officer. Once the proposal is approved, our board of executive officers will be composed of the following seven executive officers: Chief Executive Officer, People and Corporate Management Officer, Chief Financial and Investor Relations Officer, Engineering and Innovation Officer, Regulation and New Business Officer, Operation and Maintenance Officer and Customer Officer.

The following are the names, ages, positions, dates of election, date of entry and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected	Date of Entry
André Gustavo Salcedo Teixeira Mendes	45	Chief Executive Officer	January 12, 2023	January 13, 2023
Sabrina de Menezes Correa Furstenau Sabino	43	Corporate Management Officer	February 9, 2023	February 10, 2023
Paula Alessandra Bonin Costa Violante	53	Technology, Enterprises and Environment Officer	January 30, 2023	February 9, 2023
Bruno Magalhães D’Abadia	36	Regional Systems Officer	January 30, 2023	February 24, 2023
Catia Cristina Teixeira Pereira	49	Chief Financial Officer and Investor Relations Officer	February 9, 2023	March 1, 2023
Roberval Tavares de Souza	51	Metropolitan Region Officer	January 30, 2023	February 9, 2023

André Gustavo Salcedo Teixeira Mendes. See Mr Mendes’s curriculum vitae in “Board of Directors.”

Sabrina de Menezes Correa Furstenau Sabino. Mrs. Menezes received a degree in International Relations from Pontifícia Universidade Católica de Minas Gerais and has built a career that combines the experiences of people and business management. She was Head of Talent Acquisition and Management (2020 to 2022) at XP Inc, Head of Research (2017 to 2019) at Egon Zehnder International, Project Leader (2010 to 2017) at Falconi Consultores de Resultado, having worked on productivity, organizational structure, strategic and operating planning projects at several companies, such as Petrobras, Paranapanema, Companhia Energética de Brasília, Vale, and TAM, as well as in public bodies such as the Education Secretariat of Minas Gerais (Secretaria de Educação de Minas Gerais) and the Office of the Chief of Staff of Rio de Janeiro.

Paula Alessandra Bonin Costa Violante. Mrs. Violante received a bachelor’s degree in Chemical Engineering from Universidade Federal de São Carlos, a master’s degree in Civil Engineering (hydraulics and sanitation) from Escola de Engenharia de São Carlos at Universidade de São Paulo and a supervised master’s degree from CIRSEE (Centre International de Recherche Sur L’Eau et L’Environnement) of SUEZ – France. She also attended a Controllership and Finance course at Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (“FIPECAFI”) and a Business Development Program from Fundação Dom Cabral (in company). Mrs. Violante was an Engineering and Operational Development Officer at Iguá Saneamento (2019 to January 2023) and an Operations Officer at SPAT (2017 to December 2018). She also worked in operational technical support in concession contracts for Mexico and Angola at Odebrecht Ambiental (September 2016 to July 2017). She was Contract Officer for several concessions in the State of São Paulo and State of Espírito Santo, in addition to having worked in corporate engineering (January 2009 and November 2013) at Foz do Brasil. She was a volunteer, as a senior examiner and rapporteur for management awards: Iberoamericano Award and Brazilian National Quality Award. She actively participated in groups and technical chambers of hydrographic basins, in the contracts she worked in.

Bruno Magalhães D’Abadia. Mr. D’Abadia received a bachelor’s degrees in Mechatronics Engineering from UnB and in Accounting from Uninter, an MBA in Production Engineering from Centro Universitário de Anápolis, an MBA in Stock Market Analysis from Instituto Brasiliero de Mercado de Capitas (“IBMEC”), and a master’s degree in Economics from UnB. Mr. D’Abadia was a State Secretary for the Administration of Goiás (August 2019 to November 2022), the Chair of the National Council of the Government’s Secretaries of State (May 2022 to November 2022), a legislative consultant of public finance (January 2015 to January 2019 and November 2022 to January 2023), the Chair of the Fiscal Council of Companhia de Saneamento de Goiás (February 2020 to January 2023), a member of the Fiscal Council of Companhia de Investimentos e Parcerias do Estado de Goiás (August 2019 to January 2023), the Chair of the Board of Directors of Companhia de Investimentos e Parcerias do Estado de Goiás (March 2019 to August 2019), a member of the Board of Directors of Companhia de Saneamento de Goiás (April 2019 to August 2019), and an external control auditor at Brazilian Federal Court of Auditors (March 2012 to January 2015) and engineer at Petrobras (September 2008 to October 2010), among others.

Catia Cristina Teixeira Pereira. Mrs. Pereira received a bachelor’s degree in Economics from Universidade Federal Fluminense, an MBA in Finance from IBMEC, an MBA in Controllership and Finance from Universidade Federal Fluminense, and an MBA in Economic Engineering from Universidade do Estado do Rio de Janeiro. She worked at Ball as Chief Financial Officer (March 2021 to February 2022), was a Director of the Center of Shared Services for South America, for structuring and implementation (July 2018 to March 2021), and Treasury Manager for South America (2006 to June 2018). She was also Treasury Control and Planning Manager (2003 to 2006) and Treasury Coordinator (2000 to 2003) at Embratel, among other position. She has a Black Belt Six Sigma certification and participated in several courses, training sessions, and conferences on finance, strategy, and leadership in Brazil and abroad and, in November 2022, she concluded the Board of Directors Member course of the Instituto Brasileiro de Governança Corporativa.

Roberval Tavares de Souza. Mr. Souza received a bachelor’s degree in Civil Engineering from Mogi das Cruzes University (Universidade de Mogi das Cruzes), a specialization degree in Basic Sanitation Engineering from Faculdade de Saúde Pública at Universidade de São Paulo, an MBA in Business Management from FGV, and attended extension courses in Innovation Leadership at Massachusetts Institute of Technology. Mr. Souza is sanitation consultant (2022), worked at Sabesp from 1992 and 2021, in several management positions, such as Head of Central Business Unit and Head of South Business Unit, Interception and Isolated Systems Manager at the Sewage Treatment Business Unit, Administrative and Finance Manager at the Sewage Treatment Business Unit, Regional Manager of Operation, Maintenance, and Commercial Department of the East Business Unit. He was also a president of the São Paulo Institute in Management Excellence (Instituto Paulista de Excelência em Gestão) (2012 to 2014) and president of the Brazilian Association of Sanitation and Environmental Engineering (Associação Brasileira de Engenharia Sanitária e Ambiental) (2016 to 2020).

B.	Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our Board of Directors, members of our fiscal committee and our executive officers. According to Resolution No. 80 issued by CVM, we have to periodically disclose certain information on the aggregate compensation such as averages and fringe benefits.

In 2022, 2021 and 2020, the aggregate compensation, including taxes, social contribution charges and benefits in kind granted that we paid to members of our Board of Directors, board of executive officers and fiscal committee for services in all capacities was R$7.5 million, R$7.8 million and R$ 7.9 million, respectively.

The table below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	2022	2021	2020

Total compensation per administrative body
Board of Directors	1,872	1,771	1,726
Board of Executive Officers	5,345	5,776	5,797
Fiscal Committee	331	296	342
Total amount of compensation	7,548	7,843	7,865
Number of members (in individuals)
Board of Directors	11	10	10
Board of Executive Officers	6	6	6
Fiscal Committee	5	4	5
Fixed annual compensation
Salary
Board of Directors	1,440	1,362	1,328
Board of Executive Officers	2,729	2,940	2,959
Fiscal Committee	255	228	263
Direct and indirect benefits
Board of Directors	432	409	398
Board of Executive Officers	1,311	1,396	1,399
Fiscal Committee	76	68	79
Variable compensation
Bonus
Board of Directors	-	-	-
Board of Executive Officers	1,305	1,440	1,439
Fiscal Committee	-	-	-
Maximum amount of compensation
Board of Directors	234	234	234
Board of Executive Officers	974	991	989
Fiscal Committee	68	68	68
Minimum amount of compensation
Board of Directors	140	133	140
Board of Executive Officers	959	935	971
Fiscal Committee	68	68	68
Average amount of compensation
Board of Directors	174	177	171
Board of Executive Officers	957	963	953
Fiscal Committee	68	68	68

At our general shareholders’ meeting held on April 28, 2022, our shareholders approved the amount of R$7.1 million in aggregate compensation payable to the members of our Board of Directors, members of our fiscal committee, members of our audit committee and our executive officers in 2022. The remuneration for 2023 will be decided by the General Shareholders’ Meeting to be held on April 28, 2023.

Profit Sharing and Pension Plans

We have established a pension and benefit fund to provide our employees with retirement and pension benefits. The plans of employees who joined up to December 1, 2019, are managed by Fundação SABESP de Seguridade Social – SABESPREV, and new employees joining from January 1, 2020, are managed by Fundação CESP, both closed supplementary pension entities in self-management mode. This pension plan provides benefit payments to former employees and their families. Both we and our employees make contributions. Our total contributions to the pension plan totaled R$39.4 million, R$35.4 million and R$ 36.0 million in 2022, 2021 and 2020, respectively. In addition to the pension plan under SABESPREV and Fundação CESP, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESP, which we called a plan G0. Based on independent actuarial reports, as of December 31, 2022, our obligation under these both plans (G0 and G1) totaled R$2,150.2 million. For more information on our pension plans, see Note 22 to our financial statements included in this annual report.

Beginning in 2020, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$96.2 million, R$88.4 million and R$91.0 million in 2022, 2021 and 2020, respectively. We do not have a stock-option plan for our employees.

C.	Board Practices

The members of our Board of Directors are elected at an annual shareholders’ meeting to serve a two-year term. Such term may be renewed three consecutive times. Our next annual shareholders’ meeting will be held on April 28, 2023. Our Board of Directors ordinarily meets once a month or when called by a majority of the directors or the chairman. For more information, see “Item 6.A. Directors and Senior Management—Board of Directors.”

Our board of executive officers is composed of six executive officers appointed by our Board of Directors for a two-year term. Such term may be renewed three consecutive times. Although our bylaws provide that the meetings of our board of executive officers shall be held at least twice a month, meetings are held on a weekly basis or, whenever called by the chief executive officer or by two officers without specific designation jointly. For more information, see “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment. However, the director who is the representative of the employees will remain as an employee after his tenure, maintaining all benefits he was entitled to as an employee prior to his election.

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five sitting members and the same number of alternates. Our fiscal committee currently consists of three sitting members and five alternates. All of the current members of our fiscal committee were elected at the shareholders’ meeting held on April 28, 2022. The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our Board of Directors, is to review our financial statements and report on them to our shareholders. Our fiscal committee generally meets once a month.

The following are the names, ages, position, date of election, date of entry and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected	Date of Entry
Fabio Bernacchi Maia	52	Member	April 28, 2022	May 4,2022
Edson Tomas De Lima Filho	70	Member	April 28, 2022	May 4,2022
Maria Elvira Lopes Gimenez (1)	52	Member	April 28, 2022	May 4,2022
Humberto Macedo Puccinelli	65	Alternate	April 28, 2022	May 4,2022
Izadora Rodrigues Normando Simões	47	Alternate	April 28, 2022	May 4,2022
João Henrique Poiani	52	Alternate	April 28, 2022	May 4,2022
Marcelo Gomes Sodré	66	Alternate	April 28, 2022	May 4,2022
Massao Fábio Oya(1)	41	Alternate	April 28, 2022	May 4,2022

(1)       Member indicated by the minority shareholders.

Fabio Bernacchi Maia. Mr. Maia has been a member of our fiscal committee since May 2020. He holds an MBA in Business Management from the Administration Institute Foundation of the University of São Paulo, an MBA in Public Management from FGV, and an undergraduate degree in Business Administration from São Judas Tadeu University. He began his career at EMTU in 1994, where he held several positions until early 2016, such as Financial Controllership Manager and Administrative and Finance Director. Since 2016, he has served in CODEC, where he was Executive Secretary from July 2017 to January 2019 and in the first three months of 2020. Currently, he is Deputy Executive Secretary of CODEC. Mr. Maia has been a sitting member of the Fiscal Council of EMAE since 2017, and alternate member of the Fiscal Council of METRO since 2019. He was also a sitting member of the Fiscal Council of Companhia de Seguros do Estado de São Paulo (“COSESP”) from 2017 to 2018.

Edson Tomas de Lima Filho. Mr. Lima Filho has been a member of our fiscal committee since May 2020. He holds a bachelor’s degree in Economics from Mogi das Cruzes University (Universidade de Mogi das Cruzes) and a master’s degree in Public Administration from FGV. He is also an alternate Fiscal Councilor for EMAE. He was the Executive Secretary for Administration at the Municipal Health Secretariat of São Paulo (Secretaria Municipal da Saúde de São Paulo) from 2021 to 2023. He was the President of the Municipal Authority for Urban Cleaning of the municipality of São Paulo from 2017 to 2021. He was Chief Executive Officer of COSESP from 1999 to 2004 and Chairman of the Board of Directors from 1999 to 2004 and in 2018 for the same company. He held several positions in public sector entities: Chairman of the Board of Directors of São Paulo’s Road Development Company (Desenvolvimento Rodoviário S.A. – “DERSA”) from March 2015 to April 2018; member of the Board of Directors of EMTU from June 2007 to June 2010; member of the Board of Directors of Banco Nossa Caixa S.A. from 2001 to 2002; member of the Board of Directors of CETESB from 1999 to 2001, where he was also Director of Corporate Management from January 2007 to January 2011 and from January 2015 to December 2016 and an alternate Fiscal Councilor from 2021 to 2022. Mr. Lima Filho was also a member of the Advisory Board of Fundação Mario Covas between July 2001 and April 2002 and a member of the Board of Directors of the Brazilian Society of Sciences and Insurance from 1999 to 2001.

Maria Elvira Lopes Gimenez. Mrs Gimenez has been a member of our fiscal committee since May 2021. She holds a bachelors’ degree in Economics with specialization in Corporate Governance. She is currently a sitting member of the Fiscal Council of São Martinho S.A., WLM Participações e Comercio de Máquinas e Veículos S.A. and Minupar Participações S.A., and an alternate member at Whirlpool S.A., Bicicletas Monark S.A., Pettenati Indústria Têxtil S.A., Tronox Pigmentos do Brasil S.A., Companhia de Ferro Ligas da Bahia – Ferbasa, Banco Pine S.A. and Rossi Residencial S.A.. Previously, she was a sitting member of AES Tietê S.A., an alternate member of the Companhia Providência Ind. e Com. S.A., Eucatex S.A., São Martinho S.A., Whirlpool S.A., Centro de Diagnósticos S.A. and us. She also worked at Solução Governança Corporativa e Consultoria Ltda/Jorge Lepeltier Consultores Associados, between 2013 and 2019.

Humberto Macedo Puccinelli. Mr. Puccinelli has been a member of our fiscal committee since May 2021. He holds a degree in Economics from PUC-SP. He has been the Technical Assistant of the State Treasury since January 2004. He was also a member of our fiscal committee from 2011 to 2020. He worked at the Economy and Planning Secretariat of the State of São Paulo as Assistant Secretary in 2003, at the State Treasury from 1996 to 2002, at the Health State Department as Assistant Secretary from 1995 to 1996, and at the Economy and Planning Secretariat State of São Paulo (Secretaria de Planejamento e Gestão do Estado de São Paulo) from 1985 to 1995.

Izadora Rodrigues Normando Simões. Mrs. Simões has been a member of our Fiscal Council since May 2022. She holds a law degree from Universidade Paulista, a postgraduate degree in Administrative Law from the PUC-SP and in Civil Procedural Law from the Superior School of the Attorney General’s Office of the State of São Paulo. She is currently Technical Advisor at the São Paulo state government Secretariat and a member of the Fiscal Council of the Brazilian Hemophilia Association. Ms. Simões was Cabinet Advisor at DETRAN-SP (from 2017 to 2019), member of the Thematic Chamber of Legal Effort of the National Traffic Council (from 2017 to 2018), Legal Advisor at Brazilian Federation of Hemophilia (2017), Legal Advisor at the Association for Incentive to the Special Work Center (since 2016).

João Henrique Poiani. Mr. Poiani has been a member of our Fiscal Council since May 2022. He holds an Electrical Engineering degree from UNESP and an Executive MBA in Marketing from Escola Superior de Propanganda e Marketing. He worked at Telefônica from 1996 to 2008 as Executive at the Marketing, Strategic Planning, Engineering and Opertaions segments, serving in the last years as Superintendent of Operation and Maintenance of Networks. On January 2011, Mr. Poiani took office as Chief Operating Officer of DERSA, a body linked to the Secretaria Estadual de Logística e Transportes do Estado de São Paulo, holding as main responsibilities the Management of the Coastal Crossings of the São Paulo State and the Operation of Highways in concession process. On March 2015, he has also held the position of Chief Operating Officer at PRODESP, a State-owned Company linked to Secretaria de Estado de Governo, where he was in charge of the Operation of the Data Center and the Outsourcing Services provided to State bodies. He served as the Chief Information Officer at DETRAN-SP from 2019 to 2022.

Marcelo Gomes Sodré. Mr. Sodré has been a member of our Fiscal Council since May 2022. He holds a bachelor’s degree in Law from PUC-SP, and a bachelor’s degree in Philosophy from USP. He has a master’s degree and a Ph.D. in Law from PUC-SP. He joined the State Attorney General’s Office in 1981, and worked in the Legal Department of the Environmental Secretariat from 1997 to 2014; he was also the Director of Procon SP Foundation (1988 to 1994). He was a member of the State Board of Education, of the Advisory Board of the Procon SP Foundation and of the Board of the Conselho da Escola Superior PGE/SP, and a member of the Boards of the Brazilian Institute for Consumer Defense, Greenpeace, and Alana Institute. He is a professor (both undergraduate and graduate) at PUC-SP Law School, of which he was Deputy Dean (from June 2009 to June 2013). He was advisor to the commission responsible for drafting the Brazilian Consumer Defense Code (Federal Law 8,078, 1990).

Massao Fábio Oya. Mr Oya has been a member of our fiscal committee since May 2021. He holds an MBA in Finance and Controllership Management. He is currently a member of the fiscal council of the following companies: Companhia de Ferro Ligas da Bahia – Ferbasa since April 2017, Rossi Residencial S.A. since April 2017, Tronox Pigmentos do Brasil S.A. since April 2013, Whirlpool S.A. since April 2021, Bicicletas Monark S.A. since April 2015, Heleno & Fonseca Construtécnica S.A. since May 2021, and Terra Santa Propriedades Agrícolas S.A. since April 2022, acting also as an alternate member of the fiscal council of: Schulz S.A. since April 2017, Tupy S.A. since May 2020, Mahle Metal Leve S.A. since May 2020 and São Martinho S.A. since July 2022. He is also currently a member of the Board of Directors of Pettenati Indústria Têxtil S.A. since October 2018 and was a member of the Board of Directors for Minupar Participações S.A. from June 2021 to April 2022. He was a sitting member of the fiscal council of the following companies: TIM Participações S.A. from September 2011 to January 2012 and from March 2012 to April 2012, Companhia de Saneamento do Paraná – Sanepar from April 2011 to April 2012, Wetzel S.A. from Apr 2011 to April 2012, Bardella S.A – Indústrias Mecânicas from April 2013 to April 2015, General Shopping S.A. from October 2012 to April 2013, Companhia Providência Ind. e Comércio from April 2014 to March 2016, Companhia Paranaense de Energia – COPEL from April 2015 to April 2017 and from April 2010 to April 2011, Companhia de Saneamento do Estado de São Paulo - Sabesp from April 2015 to April 2017 and from April 2013 to April 2014, Pettenati Indústria Têxtil S.A. from October 2014 to October 2018, WLM Participações e Comércio de Máquinas e Veículos S.A. from October 2011 to April 2020), Whirlpool S.A. from April 2018 to July 2020), Eucatex S.A. – Indústria e Comércio from June 2019 to July 2020 and from April 2015 to April 2016), São Martinho S.A. from July 2017 to July 2020), Banco do Estado do Rio Grande do Sul S.A. from April 2017 to February 2021, Mantris - Gestão em Saúde Corporativa Ltda from June 2018 to March 2021, and Centro de Imagem Diagnósticos S.A. from April 2021 to April 2022.

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules. Our Board of Directors determined that Francisco Vidal Luna qualifies as a Coordinator and as Financial Expert under the SEC rules. Additionally, our Board of Directors also determined that Wilson Newton de Mello Neto also qualifies as Financial Expert. The current members were appointed by the Board of Directors. Pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the Board of Directors or by a subsequent resolution at a board of director’s meeting.

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

The following are the names, positions and dates of election, date of entry of the members of our audit committee:

Audit Committee Members	Position	Date Elected	Date of Entry
Francisco Vidal Luna	Coordinator and Financial Expert	April 28, 2022	May 2, 2022
Wilson Newton de Mello	Member and Financial Expert	April 28, 2022	May 2, 2022

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

Fábio Aurélio Aguilera Mendes. Mr. Mendes holds a bachelor’s degree in Law from Faculdade de Direto de Itu. He is currently the Coordinator of Administration, Contracts and Agreements of the Department of Infrastructure and Environment and a member of the Environmental Clearinghouse (Câmara de Compensação Ambiental) of the State of São Paulo. He was a technical advisor for CETESB between September 2015 and March 2019 and a cabinet technical advisor at the State Environmental Department between June and September 2015. He held several positions as technical assistant in the São Paulo state government between May 2007 and June 2015 and worked for the Development Foundation at UNESP as an administrative assistant between December 2006 and May 2007.

Carla Almeida. Mrs. Almeida holds a bachelors’ degree in architecture with specialization in Project Management – PMI Methodology by SENAC. She has been an advisor to the Head of the Office of the State Secretariat for Environment, Infrastructure and Logistics since January 2019. She has performed several activities in the public sector, such as: Executive Advisor to the Housing Development and Urbanism Company from June 2016 to August 2018, Advisor to the Office of the São Paulo state government from February 2015 to June 2016, Coordinator of the Managing Committee of the Government Spending Improvement Program from June 2012 to February 2015, among others.

Paula Cristina Nassif Elias de Lima. Ms. Lima is a business administrator and graduated from the School of Economics, Accounting and Administrative Sciences at Mackenzie University and is a lawyer and holds a degree from Faculdades Metropolitanas Unidas. She has worked in CETESB from December 1988 to July 2016, serving as an assistant to the executive board between December 1988 and May 2008, Director of the Human Resources Department of the Environmental Department between May 2008 and January 2016, and Human Resources Management Department between January 2016 and July 2016. She is currently the Director of the Human Resources Department of the State Secretariat for Environment, Infrastructure and Logistics where she has held this position since July 2016.

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

One of our strategic guidelines is to value people. We have adopted the competency-based people management model, which is continually to ensure towards innovation, flexibility, continuous improvement, high performance and engagement of the workforce. The competency-based people management is a model that allows us to integrate our processes and includes continuous education, career management, quality of life, management of our organizational culture and wellbeing and human resources services, among others. The last organizational wellbeing survey was carried out in 2022 and applied by the global consulting company Great Place to Work. We obtained a favorability index of 72% and, based on this result and the assessment of our People’s Management Practices, we were certified for the second time as a “Great Place to Work.”

Our compensation policy is linked to our employees’ careers and salary plan set out in accordance with our competency management model and with the remuneration standards in our market sector. We have a profit-sharing program, through which we establish indicators and targets for our employees in order to encourage our employees’ to achieve corporate objectives and assess their performance.

In order to identify the training needs of our employees and establish training and development plans, we maintain the Sabesp Corporate University (Universidade Empresarial Sabesp – “UES”). Among the UES programs, we have a leadership development program, which is intended to develop an innovative leadership culture that leads to actions aimed at establishing a new organizational culture, with a greater focus on results, innovation and competitiveness. In addition, to develop and stimulate the culture of innovation and entrepreneurship through the generation and sharing of employee ideas, we hold the Sabesp entrepreneur award from time to time.

As of December 31, 2022, we had 12,999 full-time employees, 27 interns and 474 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

As of December 31,
	2022	2021	2020
Number of employees by category of activity:
Projects and operations	9,037	9,223	9,445
Administration	1,906	1,925	1,932
Finance	362	362	395
Marketing	995	1,005	1,034
Number of employees by corporate division:
Head office	1,426	1,400	1,307
São Paulo metropolitan region	5,586	5,721	5,971
Regional Systems	5,287	5,394	5,528
Total number of employees	12,299	12,515	12,806

The average tenure of our employees is approximately 21.5 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Approximately 62% of all our employees are members of unions. The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo; (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira; (iii) the Union of Engineers of the State of São Paulo; (iv) the Union of Attorneys of the State of São Paulo; and (v) the Union of Industrial Technicians of the State of São Paulo.

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

The collective bargaining agreement signed in 2021 resulted in: (i) a salary increase of 7.79% (which corresponds to the inflation adjustment for the period); (ii) a 7.79% increase in meal vouchers; (iii) a 7.79% increase in food assistance; (iv) a 9.84% increase in nursery stipends, as a result of the gradual transfer of costs of the now closed CCI, as adjusted in the collective negotiations of 2019/2020, however without financial impacts since the readjustment was funded with the resources following CCI’s closure; (v) maintenance of the clause from the 2020/2021 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

The collective bargaining agreement signed in 2022 resulted in: (i) a salary increase of 12.26% (which corresponds to the inflation adjustment for the period); (ii) a 12.26% increase in meal vouchers; (iii) a 12.26% increase in food assistance; (iv) a 12.26% increase in nursery stipends; (v) maintenance of the clause from the 2021/2022 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

In 2022, 2021 and 2020 there were no strikes. Under Brazilian law, our non-administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

To promote the health and safety of our employees, we maintain an occupational health and safety management system, which covers all our employees and is based on preventive and protective measures in order to avoid or minimize exposure of employees to the risks associated with work, as well as reducing or eliminating occupational accidents and diseases. In 2022, we recorded 153 accidents, with a frequency rate of 8.8 and a severity rate of 169. We recorded no deaths in 2022 and no cases of employees on leave due to occupational diseases. The absenteeism rate recorded was 5.0%.

Despite all efforts to contain the spread of COVID-19 since the beginning of the pandemic, in 2022 we registered the contamination of 2,709 employees and 2 deaths as a result of COVID-19.

E.	Share Ownership

As of December 31, 2022, less than 1% of our common shares were owned by our directors and executive officers. For more information, see “Item 7.A. Major Shareholder.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

Our outstanding capital stock consists of 683,509,869 common shares, without par value. Under state laws, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights. The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2022:

	Shares	%
State of São Paulo(1)	343,506,670	50.3%
Directors and executive officers of Sabesp	100	-
Others:
In Brazil	257,339,311	37.6%
Abroad (NYSE) (2)(3)	82,663,788	12.1%
Total(3)	683,509,869	100.0%

(1)	It includes 343,506,664 shares held by the Secretariat of Finance and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo) in addition to six shares held by CPP, which is an entity controlled by the State of São Paulo.

(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for our ADRs.

(3)	Each ADR corresponds to 1 share.

In the U.S., our common shares, which are evidenced by ADRs, are listed in the form of ADSs on the NYSE. As of December 31, 2022, 12.1% of our outstanding common shares were held in the United States in the form of ADSs. According to the ADR depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of December 31, 2022, 26 recorded holders of ADSs in the United States.

On April 10, 2023, the São Paulo state government signed the contract with IFC, an agency linked to the World Bank, which will act as the advisor in this process. We are currently awaiting guidance from CDPED, which has authority over our corporate reorganization plan, including the formation of the controlling company, or any other type of corporate reorganization, including a change of control, pursuant to the recent changes to the basic sanitation law. As of the date of this annual report, a decision has not been made on the model for our potential corporate reorganization. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—Our controlling shareholder is currently discussing proposals for our corporate reorganization. We cannot guarantee that any potential reorganization will not have a material adverse effect on our business, financial condition or results of operations.”

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business. Gross revenue from sales to the State, including State entities, totaled R$662.0 million in 2022, R$522.6 million in 2021 and R$501.8 million in 2020. Our accounts receivable from the State for sanitation services totaled R$96.7 million, R$76.6 million and R$74.3 million, as of December 31, 2022, 2021 and 2020, respectively. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some state-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments. These rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. In 2022, 2021 and 2020, we made payments to former employees of R$205.2 million, R$185.4 million and R$181.6 million, respectively in respect of Plan G0. The State made reimbursements in 2022, 2021 and 2020 in the amounts of R$186.7 million, R$179.8 million and R$173.9 million, respectively.

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

Under the December 2001 agreement, in 2002, a state-owned construction company (Companhia Paulista de Obras e Serviços), on behalf of the State, and an independent appraisal firm (Engenharia de Avaliações), on our behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports. This amount was updated until September 2008 according to IPCA index and amounted to R$696.3 million.

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

The principal amount is payable in 180 installments, as follows:

•	The first 24 installments were settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista), totaling R$87.2 million, based on the share closing price as of March 17, 2015. As of April 20, 2016, we sold these shares for R$111.1 million; and

•	The amount of R$609.1 million, payable in 156 monthly installments, was adjusted by the IPCA index until the initial payment date on April 5, 2017, after which installments are adjusted by the IPCA index plus simple interest of 0.5% per month.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount. As of December 31, 2022, the Disputed Reimbursement Amount amounted to R$1,482.1 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 11 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount. We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount. At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion. However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount. As of December 31, 2022, we had made a provision of R$2,002.1 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

On April 11, 2016, we were also named in a separate lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE. On August 7, 2017 we were named in a new lawsuit against us, EMAE and the National Electric Energy Agency (Agência Nacional de Energia Elétrica – “ANEEL”), brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The settlement agreement between EMAE and us does not necessarily put an end to the separate lawsuits. For more information, see “Item 3.D. Risk Factors — Risks Relating to Our Control by the State of São Paulo — Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.”

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

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 11,326 properties. Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement PURA, which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us. These agreements are valid for a 12-month term with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the São Paulo state government, under which the expenses are fully passed on and monetarily reimbursed. The expenses related to personnel assigned by us to other São Paulo state government entities in 2022, 2021 and 2020 amounted to R$1.0 million, R$1.0 million and R$2.1 million, respectively.

In 2022 and 2021, there were no expenses related to personnel assigned by other entities. In 2020 these expenses amounted to R$0.1 million.

Non-operating Assets

As of December 31, 2022 and 2021, we had an amount of R$3.6 million related to a land and lending structures.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s Board of Directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation. Both we and our employees make contributions to SABESPREV pension plans. We contributed R$25.4 million, R$22.4 million and R$21.7 million in 2022, 2021 and 2020, respectively. On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

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

Compensation of Management

The compensation paid by us to the members of our Board of Directors, board of executive officers and fiscal committee amounted to R$6.2 million, R$6.4 million and R$6.4 million in 2022, 2021 and 2020, respectively, and it refers to salaries and other short-term benefits management. An additional R$1.3 million, R$1.4 million and R$1.4 million related to the bonus program was accrued to executive officers in 2022, 2021 and 2020.

For more information on management compensation, see “Item 6.B. Directors and Senior Management—Compensation.”

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

As of December 31, 2022, the principal and interest balance of this agreement was R$13.0 million, recorded as current assets under “Other Assets.”

The loan agreement originally expired on April 30, 2015, was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

Águas de Andradina

We granted a loan to the SPE Águas de Andradina S/A to finance the operations of this company.

As of December 31, 2022, the balance of principal and interest of this agreement totaled R$0.2 million and R$2.0 million, recorded under current assets and noncurrent assets, respectively, in “Other assets” at CDI + 3% p.a.

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

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired. During 2021 and the beginning of 2022, negotiations for renewing the program with the Secretariat for Environment, Infrastructure and Logistics were resumed. In February 2022, our Board of Directors approved the renewal of the program. In December 2022, the São Paulo state government published the State Decree 67,298, which extended the Pro-Connection Program (Programa Pró-Conexão) for a further five years. By 2027, we expect an investment of more than R$259 million and more than 65,000 sewage connections.

A large part of this work was executed by our own personnel, which considerably reduced the need for investment.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

For more information, see “Item 18. Financial Statements.”

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

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.15 to our financial statements included in this annual report. As of December 31, 2022, we have provisions totaling R$406.9 million for the matters stated in Note 20 to our financial statements included in this annual report.

Other Legal Proceedings

On December 30, 2003, the Civil Entity Coordination Committee of Piracicaba filed a civil class action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims relief for: (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system. In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility. The Brazilian Federal Supreme Court (Supremo Tribunal Federal) ordered the referral of the proceeding to the tribunal for analysis of its general repercussion, with the subsequent return to that court. The amount involved in this proceeding as of December 31, 2022 was R$32.8 billion. We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend the allocation of net profits for the preceding fiscal year. For the purposes of Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution tax for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to half of the net profit as increased or reduced by:

•	the amount intended to form the legal reserve; and
•	the amount intended to form the reserves for contingencies and any written-off amounts of the same reserves formed in previous fiscal years.

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be offset against the legal reserve. As of December 31, 2022, 2021 and 2020 the balance of our legal reserve was R$1,688.4 million, R$1,532.4 million and R$1,417.1 million, respectively, which was equal to 11.3%, 10.2% and 9.4%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws. Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders. Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2022, 2021 and 2020 we had an investment reserve of R$10,390.5 million, R$8,297.5 million and R$6,751.3 million, respectively.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. For more information, see “Item 10.D. Exchange Controls.” Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. For more information, see “Item 10.E. Taxation.”

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general shareholders’ meeting. Consequently, the amount of R$741.3 million recognized as of December 31, 2022 correspond to the minimum established by law of 25.0% of the net income and the difference of R$130.9 million will be recorded in 2023 after the annual general meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made or intend to make to our shareholders in respect of our 2022, 2021 and 2020 earnings. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2022(1)	872.2	June 26, 2023	1.28	1.28
2021	644.3	June 27, 2022	0.94	0.94
2020	272.0	June 28, 2021	0.40	0.40

(1) Subject to approval by the Annual Shareholders’ Meeting to be held on April 28, 2023.

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

Market for our Common Shares

Our common shares have been listed on the B3 under the trading symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.

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

Trading on B3 is conducted every business day between 10:00 a.m. and 5:00 p.m. (or 6:00 p.m. depending on the season) on the B3 automated system. The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the “after market.” The after-market session is restricted to certain stocks that were traded in the portfolios IBOV and/or IBrX and that were traded on the same day during the regular negotiation. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The timeframes for negotiation above are subject to updates by the B3.

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Resolution No. 4,373/2014 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non-Brazilian holders through a private transaction. For more information, see “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373/2014.

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADRs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. For more information, see “Item 10.D. Exchange Controls.”

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

See also “Item 6.A. Directors and Senior Management.”

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings. According to the Brazilian Corporate Law and CVM regulation, our shareholders’ meetings must be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”) and on the website of the same newspaper, currently the city of São Paulo, no later than 21 days prior to the day of the meeting (and, on second call, 8 days prior to the meeting). As per the resolution passed at our Ordinary and Extraordinary General Shareholders' Meeting held on April 28, 2022, we shall also make the publications required by the Brazilian Corporate Law in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo. The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote.

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution. For more information, see “Item 8.A. Financial Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation of our Company, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

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

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain rights, such as:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;
•	the right to supervise the management of the corporate business as specified in Brazilian Corporate Law;
•	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (except in some circumstances specified under Brazilian corporate law); and
•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law.

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

In addition, our bylaws provide for the participation of one employee representative in the Board of Directors, with a term of office coinciding with that of the other directors. The director representing the employees will be chosen by vote of the employees, with our administrative collaboration when requested, in a direct election, with no automatic renewal for successive periods.

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

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by dissenting our shareholders in the event that at least half of all voting shares outstanding authorize us:

•	to reduce the mandatory distribution of dividends;
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
•	to participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;
•	to change our corporate purpose;
•	to split up, subject to the conditions set forth in Brazilian Corporate Law;
•	change in the preferences, advantages and conditions for redemption or amortization of one or more classes of preferred shares, or creation of a new more favored class;
•	creation of beneficiary parts;
•	company dissolution;
•	to transform into another type of company;
•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; or
•	to acquire control of another company at a price which exceeds the limits set forth in Brazilian Corporate Law.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved a corporate action described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial condition. Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. In this case, the company will immediately pay 80% of the reimbursement amount calculated based on the last balance sheet and, once the new balance sheet is drawn up, will pay the balance within 120 days from the date of the general shareholders’meeting.

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

General shareholders’ meetings shall be called, convened and deliberated under Brazilian Corporate Law to address all matters of interest to the company. General shareholders’ meetings may be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”) and on the website of the same newspaper, and the first call should be made at least 21 days prior to the meeting (and, on second call, 8 days prior to the meeting). As per the resolution passed at our Ordinary and Extraordinary General Shareholders' Meeting held on April 28, 2022, we shall also make the publications required by the Brazilian Corporate Law in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be hold within the first 4 months following the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our Board of Directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporate law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal committee can be established and its members elected at any general shareholders’ meeting.

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

Investment Reserve

Our investment reserve is composed specifically of internal funds for expansion of water and sewage service systems. As of December 31, 2022, we had an investment reserve of R$10,390.5 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital. Any accumulated deficit may be charged against the legal reserve. As of December 31, 2022, the balance of our legal reserve was R$1,688.4 million.

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

Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs— Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations.”

Since March 30, 2015, CMN Resolution No. 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. The CMN Resolution No. 4,373/2014, among other acts, revoked CMN Resolution No. 1,927/1992, of May 18, 1992, CMN Resolution No. 1,289/1987, of March 20, 1987, and CMN Resolution No. 2,689/2000, of January 26, 2000. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the Central Bank and the CVM and acting through (i) authorized custodial accounts managed by local agents; and (ii) local intermediaries (such as securities broker-dealers), may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 14,286/2021, of December 29, 2021, or under CMN Resolution No. 4,373, of September 20, 2014.

The Law No. 14,286/2021 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to investments of at least US$100,000 that enter Brazil in the form of foreign currency, goods or services to local private companies. Foreign investment portfolios (i.e. investments into securities traded on stock exchanges or over-the-counter markets) are regulated by CMN Resolution No. 4,373/2014, and Resolution No. 13/2020, of November 18, 2020, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution No. 4,373/2014.

As of November 18, 2020, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Resolution No. 13/2020. In accordance with CMN Resolution No. 4,373/2014 the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;
•	appoint a tax representative in Brazil;
•	through its representative in Brazil, register itself as a foreign investor with the CVM (not applicable to individual non-resident investors);
•	hire a local intermediary (e.g. a securities broker-dealer) for trading securities in local stock exchanges, including for purposes of acquiring shares of Brazilian companies listed in the local stock exchange;
•	through its representative in Brazil, register its foreign investment with the Central Bank and report it periodically to the CVM; and
•	be registered with the Federal Tax Authority (Secretaria da Receita Federal – “RFB”), pursuant to RFB Normative Instruction No. 1,548/2015, of February 13, 2015, and RFB Normative Instruction No. 1,863/2018, of December 27, 2018.

E.	Taxation

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

Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFRS. After the issuance of such new rules, a transitory tax regime (regime tributário de transição – “RTT”), was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.

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

On April 14, 2014, Law No. 12,973 was issued to, among other, terminate the RTT and regulate how corporate taxable income should be assessed taking as a starting point the accounting profit calculated according to the new accounting rules introduced as from 2008. Such Law states that dividends related to all accounting profits generated between January 2008 and 31 December 2013 in excess of the established methods and criteria in force in December 31, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution. With reference to 2014, the law is not clear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (“Nil or Low Taxation Jurisdiction”). As of 2015, in view of the termination of the RTT, there would be no differences between the accounting and the taxable profit, so that dividends generated since 2015 should be fully paid with no Brazilian withholding tax implications.

Taxation of Gains

Gains realized on disposition of common shares are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by a non-Brazilian holder to a resident or person domiciled in Brazil. This is due to the fact that the common shares are considered assets located in Brazil for purposes of Law No. 10,833/2003.

Thus, for purposes of taxation, gains realized in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

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

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs should not be subject to Brazilian tax. As mentioned above, according to Law No. 10,833/2003 of December 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may be subject to taxation in Brazil. Although our understanding is that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in Brazilian courts.

In case the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a non-Brazilian holder to either a resident in Brazil or to a non- Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

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

Such payments, subject to certain limitations and requirements, are deductible for Brazilian corporate income tax purposes by the payor. This interest is limited to the daily pro rata variation of the federal government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

On March 15, 2022, the Decree 10,997/2022 was published, establishing an immediate reduction to zero of the IOF/Exchange.

The Brazilian government may increase the rate of the IOF/Exchange to a maximum of 25.0% at any time, but such an increase would not apply retroactively.

Tax on transactions involving bonds and securities (“IOF/Bonds Tax”)

The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero. The executive branch, by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.

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

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks or other financial institutions, tax-exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors in a pass-through entity, persons owning 10% or more of our stock, or persons whose “functional currency” is not the U.S. dollar.

This discussion is based upon the provisions of the Code, and existing and proposed U.S. Treasury Department regulations, administrative pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. In addition, this discussion is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company Rules” below. Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, Medicare tax on net investment income, state, local or non-U.S. tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in reais are converted into U.S. dollars at the applicable spot rate on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the Depositary or its agent are not converted into U.S. dollars on the date of receipt.

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

Subject to certain complex limitations and conditions (including a minimum holding period requirement), Brazilian income taxes withheld on dividends, if any, may be treated as foreign income taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. Alternatively, if a U.S. holder does not elect to claim a foreign income tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States. For the purposes of the U.S. foreign tax credit limitations, the dividends paid by us should generally constitute “passive category income” for most U.S. holders. The rules governing the foreign tax credit are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended and supplemented (the “Exchange Act”). Accordingly, we are required to file reports and other information with the SEC. You may inspect and copy reports and other information filed by us at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549. Our filings will also be available at the SEC’s website at http://www.sec.gov. Reports and other information may also be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

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

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk. We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. For more information on our market risks, see Note 5 to our financial statements included in this annual report.

Exchange Rate Risk

As of December 31, 2022 and 2021, R$2,775.8 million and R$3,296.1 million, or 14.6% and 18.6%, respectively, of our debt obligations were denominated in foreign currencies. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and Yen-denominated debt that would have resulted as of December 31, 2022, 2021 and 2020 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and Yen against the real would have been approximately R$27.8 million, R$33.0 million and R$35.5 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$277.6 million, R$329.6 million and R$354.8 million as of December 31, 2022, 2021 and 2020, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2022, 2021 and 2020 were as follows:

Year ended December 31,
	2022	2021	2020
			(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	(6.5)	7.4	28.9
Depreciation (appreciation) of the real in relation to the Yen	(18.4)	(3.9)	35.7

We have not contracted derivative financial instruments in the years ended December 31, 2022, 2021 and 2020.

For more information regarding foreign currency risk, see Note 5.1(a) to our 2022 financial statements included in this annual report.

As of December 31, 2022, 2021 and 2020, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2022 and 2021, R$1,640.4 million, or 8.7%, and R$1,643.0 million, or 9.3%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR. In addition, as of December 31, 2022 and 2021, R$9,551.0 million, or 50.4%, and R$7,743.8 million, or 43.7%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI. As of December 31, 2022 and 2021, R$972.6 million and R$894.3 million, respectively, of our foreign-currency denominated debt was based on the IDB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2022 and 2021, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IDB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$1,867.5 million and R$717.9 million as of December 31, 2022 and 2021, respectively, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$189.6 million, R$177.2 million and R$172.6 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2022, 2021 and 2020, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,895.9 million, R$1,772.4 million and R$1,725.9 million as of December 31, 2022, 2021 and 2020, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2022. For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2022 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

As of December 31, 2022
Expected maturity date
	2023	2024	2025	2026 and after	Total	Average annual interest rate
(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,867.5	-	-	-	1,867.5

Liabilities
Long-term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	150.6	144.7	127.7	1,217.4	1,640.4	9.5%
Floating rate, denominated in reais indexed by TJLP	273.7	257.9	215.8	688.3	1,435.7	9.1%
Floating rate, denominated in reais indexed to the IPCA	230.1	187.5	163.0	2,510.9	3,091.5	11.1%
Floating rate, denominated in reais indexed by CDI	1,158.6	1,133.3	1,362.1	5,897.0	9,551.0	15.2%
Fixed rate, denominated in reais	120.4	62.8	55.6	225.5	464.3
Floating rate, denominated in U.S. dollars	132.3	85.3	95.6	659.4	972.6	4.2%
Fixed rate, denominated in Yen	180.3	169.8	169.8	1,283.3	1,803.2	1.4%
Total long-term debt	2,246.0	2,041.3	2,189.6	12,481.8	18,958.7	11.7%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which was 0.2072% per month as of December 31, 2022; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 13.65% per annum as of December 31, 2022; IGP-M was 5.45% per annum as of December 31, 2022; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.2% per annum as of December 31, 2022.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

As of December 31,
	2022	2021	2020
Floating rate debt:
Denominated in U.S. dollars	2.3%	2.6%	2.5%
Denominated in reais	82.9%	78.4%	76.7%
Fixed rate debt:
Denominated in reais	2.5%	3.0%	2.7%
Denominated in Yen	9.5%	13.6%	15.6%
Denominated in U.S. dollars	2.8%	2.4%	2.5%
Total	100.0%	100.0%	100.0%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Reimbursement of Fees Incurred in 2022

From January 1, 2022 to December 31, 2022, we received reimbursements in the amount of US$1,767,298.19 for expenses incurred by us related to the administration and maintenance of the ADS facility, including but not limited, any DR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a)-15(e), as of the year ended December 31, 2022.

As a result of this analysis, our principal executive officer and principal financial officer concluded that (i) our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2022; (ii) that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms; and (iii) that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2022 based on the criteria established in “Internal Control - Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2022, we maintained effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2022, and our report dated April 25, 2023 expressed an unqualified opinion on those financial statements.

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

/s/ Grant Thornton Auditores Independentes Ltda.

São Paulo, Brazil

April 25, 2023

D.	Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on June 29, 2005, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our Board of Directors has determined that Francisco Vidal Luna qualifies as an audit committee Coordinator, and as Financial Expert as defined for the purposes of this Item 16A in Item 16 of Form 20-F. Francisco Vidal Luna is an “independent director” within the meaning of the SEC rules. Additionally, our Board of Directors also determined that Wilson Newton de Mello Neto qualifies as Financial Expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and conduct called the Code of Conduct and Integrity, which applies to all of our employees, including our directors, chief executive officer, chief financial officer and investor relations and head of accounting, as well as our suppliers and third-party contractors. To ensure compliance with our Code of Conduct and Integrity, we have set up an ethics committee, an external whistleblowing hotline, an ombudsman, and a customer service channel. In addition, we implemented a Corporate Responsibility Procedure that defines the consequences in cases of violation of the Code, to ensure the receipt of internal and external reports. The external channel can receive anonymous whistle blowing. The results of the investigations are forwarded to the Audit Committee. Recurring cases are reported to the ethics commission, which urges the related departments to develop preventive actions. In 2022, 396 events were reported to the whistleblower hotline. During 2022, 48 of our employees or outsourced employees received penalties (21 warnings, 2 suspensions and 25 dismissals). Our ethics commission is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics and Integrity for all of our employees. Our Code of Conduct and Integrity is available on our web site at https://ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/. If we amend the provisions of our Code of Conduct and Integrity, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address. You can obtain copies of our Code of Conduct and Integrity, without charge, upon request to sabesp.ri@sabesp.com.br.

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

Grant Thornton Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2022, 2021 and 2020. Grant Thornton Auditores Independentes’ activity began with the review of our interim financial information for the third quarter of 2020.

The following table presents the aggregate fees for professional services and other services rendered to us by Grant Thornton Auditores Independentes in 2022 and 2021:

Year ended December 31,
	2022	2021
		(in millions of reais)
Audit Fees(1)	1.4	1.6
Audit-Related Fees	0.1	-
Tax Fees	-	-
All Other Fees	-	-
Total	1.5	1.6

(1)	Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Among other requirements, this law sets out the following rules:

•	At least two or 25% of the members of the Board of Directors must be independent, in accordance with the definition of director independence set by Brazilian law (or, for companies whose minority shareholders exercise multiple votes, at least one of the directors must be independent).
•	All directors and officers must have the same term of office, which may not be longer than two years. They may be re-elected up to a maximum of three times consecutively.
•	The performance of the executive officers, directors and members of board committees must be subjected to yearly evaluation with respect to, at a minimum, the following matters:

(a)	the lawfulness and effectiveness of their management performance;
(b)	their contribution to the company’s income for the year; and
(c)	their contribution to furthering the objectives in the company’s business plan and compliance with its long-term strategy.

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

Additionally, annually, the Directors receive specific training on the Code of Conduct and Integrity, risk management policy, corporate and capital market legislation, Disclosure of Information, Anti-Corruption Law (Law No. 12,846/2013), and other topics related to the activities of the state-owned companies.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/2016 established that at least 25% of the members of the Board of Directors must be independent. Under the Novo Mercado Regulations, our Board of Directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee. Additionally, Brazilian Corporate Law, Federal Law No. 13,303/2016 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors. However, they do not require that we have a majority of independent directors, as required under the NYSE rules. Under our current bylaws, approved on April 29, 2021, our Board of Directors must have a minimum of seven members, and 25% of the board must be independent, as established by Federal Law No. 13,303/2016. Currently, five of our ten directors are independent, pursuant to the Novo Mercado Listing Regulations and Federal Law No. 13,303/2016. We believe these rules provide adequate assurances that our directors are independent.

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

Fiscal Council

Under the Brazilian Corporate Law, the Conselho Fiscal (“fiscal council”), is a corporate body independent of management and a company’s external auditors. The fiscal council may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.

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

Currently, our fiscal council consists of three sitting members and five alternates. The fiscal council members generally meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meets the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law and Federal Law No. 13,303/16 (the Brazilian State-owned Companies Law). Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our Board of Directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee is mainly responsible for assisting and advising the Board of Directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements. The audit committee is also responsible for supervising all matters relating to the Code of Ethics and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties’ transaction policy. The audit committee comprises three members appointed by the Board of Directors, and, pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the Board of Directors or by a subsequent resolution. The members of the audit committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the Board of Directors. In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of his or her term. Since December 22, 2022, when Eduardo de Freitas Teixeira resigned, the members of our audit committee have been Francisco Vidal Luna and Wilson Newton de Mello Neto. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Both are Financial Expert within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934. Francisco Vidal Luna is the committee’s Coordinator.

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

Candidates are assessed based on the CODEC Resolution No. 02/2023 and on our nomination policy, approved by the Board of Directors, which follows the guidelines defined by Federal Law No. 13,303/2016, State Decree No. 62,349/2016 and Novo Mercado Listing Regulations.

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

Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at a general shareholders’ meeting. The individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members is set out according to our remuneration policy, approved by the Board of Directors, which follows the guidelines from the São Paulo state government and CODEC.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations, Federal Law No. 13,303/2016 and State Decree 62,349/2016. For more information, see “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment” and “Item 16.G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies,” our Report on Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website. We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE. Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

Code of Ethics and Integrity

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.

However, Federal Law No. 13,303/2016, State Decree 62,349/2016 and the Novo Mercado Regulations require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines regarding conflicts of interests, fraudulent acts and corruption, whistleblowing channels, bribes, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We adopt and disclose a Code of Ethics and Integrity which complies with the requirements made by the Brazilian laws and regulations, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules.

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

Moreover, we require our suppliers and other related third-party to comply with our Code of Ethics and Integrity, through a contractual agreement. Any non-compliance is subjected to sanctions under the contract and other measures under applicable laws and regulations.

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

Anticorruption Compliance

Law No. 12,846, of August 1, 2013 (the “Anticorruption Law” or the “Clean Company Act”), currently regulated by Decree No. 11,129/2022, introduced to the Brazilian legal system the concept of strict liability for legal entities involved in harmful acts against the national and foreign public administration, as defined in the Anticorruption Law, subjecting the violation company to penalties both in administrative and civil law. Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Anticorruption Law considers that an effective implementation of Compliance Programs may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration, which can be up to 20% of the company’s annual gross revenue.

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

We periodically review our management of anti-fraud and anti-corruption measures, consolidating the measures in a structured corporate program. In 2022, we resumed a new cycle of mapping and analyzing the risks of fraud and corruption and of the controls necessary to the business profile. Our current portfolio has 19 risks. For risks classified as moderate to critical, we implement mitigating actions.

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

In 2022, we also conducted online training on Preventing and Combating Fraud and Corruption based on national and international standards to disseminate best practices and adopt a culture of integrity for our employees and business partners. We also train our directors, officers and members of the Fiscal Council on issues related to corporate governance.

To engage employees and leadership on topics such as nepotism, conflicts of interest, donations, sponsorships, gifts, and hospitality, among others, we launched the Moments of Compliance project in 2022. In 2022, we held 32 meetings in different areas, involving over 6,000 employees, with the objective of covering the entire company by the end of 2023.

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

In recognition of our commitment to ethical behavior in our business practices, we have been listed in the Pro-Ethics Companies list by the Office of the Comptroller General of the federal government for the last two evaluation cycles. Additionally, we scored over nine points in the self-evaluation conducted in 2022 by the Integrity Indicators of the Ethos Institute, demonstrating a high level of maturity in our Integrity Program.

Our department responsible for the application and improvement of the Compliance Program acts with autonomy, independence and impartiality and reports to the CEO. Depending on the individuals involved in the allegations, the department may file a report to the Board of Directors, Fiscal Committee and Audit Committee, to which it also makes periodical reports on its activities.

As a result of our efforts, we did not register any corruption cases in 2022.

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

These duties are linked to the Risk and Compliance Management Superintendent whose main assumption is the transparency, quality of information and compliance with strategic rules of a listed company.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the reports of the independent registered public accounting firms, are filed as part of this annual report. For more information, see “Index to Financial Statements.”

ITEM 19.	EXHIBITS

(b)       List of Exhibits

Item	Description
1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on May 20, 2022).
2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”).
4.2*	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).
4.7*	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on June 28, 2004).
4.8*	Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Form 6-K filed on February 25, 2008).
4.9*	Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Form 6-K filed on December 23, 2008).
4.10*	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).
4.11*	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6-K filed on March 12, 2008).
4.12*	Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English translation) (incorporated by reference to the Form 6-K filed on May 12, 2008).
4.14*	The Audit Committee Charter dated August 12, 2021 (English translation) (incorporated by reference to the Form 6-K filed on September 2, 2021).
4.15*	Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.16*	Contract to provide public water supply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.17*	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6-K filed on April 15, 2015).
4.18*	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).
4.19*	First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).

11.1*	Code of Conduct and Integrity dated February 25, 2021 (English translation) (incorporated by reference to the Form 6-K filed on April 21, 2021).
12.1	Certification of André Gustavo Salcedo Teixeira Mendes, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Catia Cristina Teixeira Pereira, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of André Gustavo Salcedo Teixeira Mendes, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification of Catia Cristina Teixeira Pereira, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
(*) Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

By:	/s/ André Gustavo Salcedo Teixeira Mendes
Name: André Gustavo Salcedo Teixeira Mendes Title: Chief Executive Officer

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

Date: April 25, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2022 and 2021

And for the years ended

December 31, 2022, 2021 and 2020

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on the financial statements

We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2022 and 2021, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two-year period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 25, 2023 expressed an unqualified opinion.

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

The environmental claims classified as probable loss and subject to a provision recorded in the financial statements amounted to approximately R$ 407 million as of December 31, 2022. Additionally, the contingent environmental liabilities, classified as possible, therefore, not subject to recognition of a provision according to the IFRS, came to approximately R$ 3 billion as of December 31, 2022.

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

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2020.

São Paulo, Brazil

April 25, 2023

Auditor Firm ID 5270

F-2

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of December 31, 2022 and 2021 Amounts in thousands of reais

Assets	Note	December 31, 2022	December 31, 2021
Current
Cash and cash equivalents	7	1,867,485	717,929
Financial investments	8	1,677,873	2,433,385
Trade receivables	10 (a)	3,062,574	2,695,077
Accounts receivable from related parties	11 (a)	205,793	173,657
Inventories		124,247	113,506
Restricted cash	9	37,474	28,467
Recoverable taxes	18 (a)	242,906	276,104
Other assets		66,312	64,873
Total current assets		7,284,664	6,502,998

Noncurrent
Trade receivables	10 (a)	215,234	223,234
Accounts receivable from related parties	11 (a)	950,950	644,895
Escrow deposits		170,093	141,667
Water and Basic Sanitation National Agency – ANA		9,193	20,666
Other assets		146,362	161,369

Investments	12	110,765	79,437
Investment properties	13	46,726	46,126
Contract assets	14	8,613,968	8,550,102
Intangible assets	15	39,320,871	36,503,834
Property, plant and equipment	16	338,939	291,157

Total noncurrent assets		49,923,101	46,662,487
Total assets		57,207,765	53,165,485
The accompanying notes are an integral part of these financial statements.
F-3

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statement of Financial Position as of December 31, 2022 and 2021 Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2022	December 31, 2021
Current
Trade payables and contractors		430,946	236,763
Borrowings and financing	17	2,245,960	1,830,617
Labor and social obligations	21	498,504	426,616
Taxes and contributions	18 (b)	293,461	257,130
Interest on capital	24 (b)	741,725	548,006
Provisions	20 (a)	924,038	809,821
Services payable	23	723,242	469,027
Public-Private Partnership - PPP	15 (d)	222,413	142,757
Program Contract Commitments	15 (c) (iv)	100,188	77,652
Other liabilities		476,865	294,538
Total current liabilities		6,657,342	5,092,927

Noncurrent
Borrowings and financing	17	16,712,711	15,893,219
Deferred income tax and social contribution	19 (a)	189,278	283,739
Deferred Cofins and PASEP		159,723	159,456
Provisions	20 (a)	686,746	638,672
Pension plan obligations	22	2,150,191	2,321,662
Public-Private Partnership - PPP	15 (d)	2,736,768	2,917,428
Program Contract Commitments	15 (c) (iv)	12,197	44,995
Other liabilities		569,276	881,528
Total non-current liabilities		23,216,890	23,140,699

Total liabilities		29,874,232	28,233,626

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		12,155,890	9,885,485
Other comprehensive loss		177,643	46,374
Total equity	24	27,333,533	24,931,859
Total equity and liabilities		57,207,765	53,165,485
The accompanying notes are an integral part of these financial statements.
F-4

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Income Statements for the Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	Note	2022	2021	2020

Net operating revenue	28 (b)	22,055,720	19,491,061	17,797,541
Operating costs	29	(14,350,903)	(12,800,042)	(11,179,667)

Gross profit		7,704,817	6,691,019	6,617,874

Selling expenses	29	(911,967)	(825,879)	(751,286)
Allowance for doubtful accounts	29	(782,057)	(643,730)	(444,826)
Administrative expenses	29	(1,398,507)	(1,124,069)	(1,051,181)
Other operating income (expenses), net	31	8,327	(21,841)	107,656
Equity results of investments in affiliaties	12	24,551	22,079	14,136

Profit from operations before finance income (expenses) and income tax and social contribution		4,645,164	4,097,579	4,492,373

Financial expenses	30	(1,956,266)	(1,448,295)	(1,324,759)
Financial revenues	30	1,091,531	472,408	336,731
Exchange result, net	30	492,321	48,464	(2,178,343)

Financial result, net		(372,414)	(927,423)	(3,166,371)

Profit before income tax and social contribution		4,272,750	3,170,156	1,326,002

Income tax and social contribution
Current	19 (d)	(1,230,234)	(961,556)	(460,721)
Deferred	19 (d)	78,751	97,269	108,037
Income tax and social contribution		(1,151,483)	(864,287)	(352,684)
Profit for the year		3,121,267	2,305,869	973,318
Earnings per share – basic and diluted (in reais)	25	4.57	3.37	1.42

The accompanying notes are an integral part of these financial statements.
F-5

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Comprehensive Income for the Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais

	Note	2022	2021	2020
Profit for the year		3,121,267	2,305,869	973,318
Other comprehensive income		131,269	447,376	511,169
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	22	131,269	447,376	511,152
Other		-	-	17
Total comprehensive income for the year		3,252,536	2,753,245	1,484,487
The accompanying notes are an integral part of these financial statements.
F-6

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2022, 2021 and 2020

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Complementary minimum dividend	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	-	(912,171)	21,635,783
Net income for the year		-	-	-	-	973,318	-	973,318
Actuarial gains (losses)		-	-	-	-	-	511,169	511,169
Total comprehensive income for the year		-	-	-	-	973,318	511,169	1,484,487
Legal reserve	24 (b)	-	48,666	-	-	(48,666)	-	-
Interest on capital (R$0.33820 per share)	24 (b)	-	-	-	-	(231,163)	-	(231,163)
Complementary minimum dividends of 2019, approved (R$0.11847 per share)		-	-	-	(80,973)	-	-	(80,973)
Complementary minimum dividends (R$ 0.05970 per share)	24 (b)	-	-	-	40,806	(40,806)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(14,430)	-	-	(14,430)
Transfer to investments reserve	24 (e)	-	-	652,683	-	(652,683)	-	-
Balances as of December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	-	(401,002)	22,793,704

Net income for the year		-	-	-	-	2,305,869	-	2,305,869
Actuarial gains (losses)	22	-	-	-	-	-	447,376	447,376
Total comprehensive income for the year		-	-	-	-	2,305,869	447,376	2,753,245
Legal reserve	24 (b)	-	115,293	-	-	(115,293)	-	-
Interest on capital (R$0.80122 per share)	24 (b)	-	-	-	-	(547,645)	-	(547,645)
Complementary minimum dividends of 2020, approved (R$0.03859 per share)		-	-	-	(26,376)	-	-	(26,376)
Complementary minimum dividends (R$ 0.14148 per share)	24 (b)	-	-	-	96,700	(96,700)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(41,069)	-	-	(41,069)
Transfer to investments reserve	24 (e)	-	-	1,546,231	-	(1,546,231)	-	-
Balances as of December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	-	46,374	24,931,859

The accompanying notes are an integral part of these financial statements.
F-7

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2022, 2021 and 2020

Amounts in thousands of reais, unless otherwise indicated

Net income for the year		-	-	-	-	3,121,267	-	3,121,267
Actuarial gains (losses)	22	-	-	-	-	-	131,269	131,269
Total comprehensive income for the year		-	-	-	-	3,121,267	131,269	3,252,536
Legal Reserve	24 (b)	-	156,063	-	-	(156,063)	-	-
Interest on capital (R$1.08455 per share)	24 (b)	-	-	-	-	(741,301)	-	(741,301)
Complementary minimum dividends of 2021, approved (R$0.08139 per share)		-	-	-	(55,631)	-	-	(55,631)
Complementary minimum dividends (R$ 0.19145 per share)	24 (b)	-	-	-	130,857	(130,857)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(53,930)	-	-	(53,930)
Transfer to investments reserve	24 (e)	-	-	2,093,046	-	(2,093,046)	-	-
Balances as of December 31, 2022		15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533
The accompanying notes are an integral part of these financial statements.
F-8

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Cash Flows for the Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais

	December 31, 2022	December 31, 2021	December 31, 2020
Cash flow from operating activities
Profit before income tax and social contribution	4,272,750	3,170,156	1,326,002
Adjustments for:
Depreciation and amortization	2,450,849	2,253,322	2,037,112
Residual value of property, plant and equipment, intangible assets and investment properties written-off	10,110	27,754	16,590
Bad debt expense	782,057	643,730	444,826
Agreement signed with the municipality of Mauá	-	-	(280,774)
Provisions and inflation adjustment of provisions	630,689	380,624	444,090
Interest calculated on borrowings and financing payable	1,091,592	647,980	559,931
Inflation adjustment and exchange (losses) gains on borrowings and financing	(301,716)	177,269	2,267,179
Interest and inflation adjustments on liabilities	22,225	37,202	20,931
Interest and inflation adjustments on assets	(400,057)	(171,173)	(46,946)
Finance charges from customers	(328,486)	(349,491)	(344,513)
Construction margin on intangible assets arising from concession agreements	(109,369)	(98,402)	(86,477)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	(1,238)	3,195	1,684
Equity results of investments in affiliaties	(24,551)	(22,079)	(14,136)
Interest and monetary restatement (PPP)	489,197	464,398	424,639
Transfer to the São Paulo Municipal Government	167,714	131,878	142,232
Pension plan obligations	183,262	176,673	136,585
Other adjustments	15,488	15,152	5,283
	8,950,516	7,488,188	7,054,238
Changes in assets
Trade receivables	(489,885)	(742,260)	(213,084)
Accounts receivable from related parties	(295,091)	20,665	83,419
Inventories	(10,741)	(8,658)	(34,394)
Recoverable taxes	33,198	(253,432)	(342,127)
Escrow deposits	5,348	43,865	35,630
Other assets	18,264	31,386	(36,264)
Changes in liabilities
Trade payables and contractors	(220,462)	(245,501)	(248,404)
Services payable	86,501	(116,601)	(162,560)
Accrued payroll and related taxes	73,126	12,478	(185,020)
Taxes and contributions payable	120,853	196,255	384,676
Deferred Cofins and Pasep	267	10,012	5,751
Provisions	(468,398)	(184,433)	(227,596)
Pension plan obligations	(239,174)	(215,937)	(123,014)
Other liabilities	(722,549)	(68,260)	(13,306)
Cash generated from operations	6,841,773	5,967,767	5,977,945

Interest paid	(1,505,488)	(845,445)	(626,625)
Income tax and social contribution paid	(1,368,686)	(1,208,569)	(373,112)
Net cash generated from operating activities	3,967,599	3,913,753	4,978,208
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,550,537)	(3,696,669)	(3,299,657)
Restricted cash	(9,007)	7,275	(9,724)
Financial investments	755,512	1,076,468	(3,411,146)
Investment properties	(648)	-	-
Investment increase/(decrease)	-	-	(5,734)
Purchase of property, plant and equipment	(73,668)	(50,281)	(42,407)
Net cash used in investing activities	(2,878,348)	(2,663,207)	(6,768,668)

The accompanying notes are an integral part of these financial statements.
F-9

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Cash Flows for the Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais (continued)

	December 31, 2022	December 31, 2021	December 31, 2020

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	2,807,026	2,922,811	4,777,474
Payment of loans	(1,536,724)	(2,896,604)	(3,244,099)
Payment of interest on capital	(603,541)	(254,218)	(890,095)
Public-Private Partnership - PPP	(590,201)	(579,486)	(543,346)
Program Contract Commitments	(16,255)	(121,521)	(166,283)
Net cash generated by (used in) financing activities	60,305	(929,018)	(66,349)

Increase / (decrease) in cash and cash equivalents	1,149,556	321,528	(1,856,809)

Represented by:
Cash and cash equivalents at the beginning of the year	717,929	396,401	2,253,210
Cash and cash equivalents at the end of the year	1,867,485	717,929	396,401
Increase / (decrease) in cash and cash equivalents	1,149,556	321,528	(1,856,809)

The accompanying notes are an integral part of these financial statements.
F-10

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2022, the Company operated water and sewage services in 375 municipalities of the State of São Paulo, 351 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and services contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2022	December 31, 2021

Total municipalities that have already signed contracts	351	342
Balance – intangible and contract assets	45,292,307	42,260,091
Percentage of intangible and contract assets	94.49%	93.80%
Revenue from sanitation services (excluding construction revenue)	17,767,561	15,490,808
Percentage of revenue from sanitation services (excluding construction revenue)	95.37%	95.01%

Municipalities with expired contracts:	1	8
Balance – intangible and contract assets	11,519	214,329
Percentage of intangible and contract assets	0.02%	0.48%
Revenue from sanitation services (excluding construction revenue)	15,236	41,194
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.25%

Municipalities with concession agreements due by 2030:	23	25
Balance – intangible and contract assets	1,072,138	1,127,920
Percentage of intangible and contract assets	2.24%	2.50%
Revenue from sanitation services (excluding construction revenue)	711,452	653,408
Percentage of revenue from sanitation services (excluding construction revenue)	3.82%	4.01%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.33%	43.11%
Percentage of revenue from sanitation services (excluding construction revenue)	45.14%	44.45%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the “Novo Mercado” (New Market) segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

Regarding the effects of COVID-19, the Company emphasizes the migration, in 2020, of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category. However, since 2021, the billed volume has been resuming for these categories with consequent recovery in the average tariff price.

Expenses with allowance for doubtful accounts are still rising over the same period in 2021, due to the higher delinquency in 2022.

New Legal Sanitation Framework

On July 15, 2020, Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, was sanctioned. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

On May 31, 2021, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said Decree determined economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines and several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the New Legal Framework.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARSESP) containing documents that prove its capacity to maintain the provision of services in the operated area by meeting the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested and certified by independent auditor and certifying body. As of March 28, 2022, ARSESP recognized the Company’s economic-financial capacity, under the applicable legislation.

In this new context, the Company understands that it is important to highlight that i) it has 366 regular contracts that have already been adapted to the provisions of the New Legal Framework, which ensure 99.5% of revenue; ii) it has access to public capital and the private capital market, due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; and iii) it has high governance level.

Management expects that the funds raised with the gradual recovery of the economic activities, the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The financial statements were approved by Management on April 25, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

3        Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below and have been applied consistently in all years presented.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.2 Financial assets and liabilities

Financial Asset - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2022 and 2021, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated
•	Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, accounts receivable from related parties, accounts receivable from related parties, other receivables, receivables from the Water and Basic Sanitation National Agency – ANA. Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which is initially measured at transaction price, as it contains no financing items, and is subsequently measured at amortized cost.

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

Impairment of financial assets

•	Trade receivables

Due to the charactheristics of the Company’s accounts receivable such as (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing the expected credit loss based on the total asset’s useful life.

The methodology to calculate the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. For estimate purposes, it also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and its default history, which did not result in significant correlation between them.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

•	Deposit transactions and financial investments measured at amortized cost

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

3.4 Trade receivables and allowance for doubtful accounts

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

3.5 Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems are stated at the lower between the average cost of acquisition or net realizable value, and are classified in current assets.

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

A Contract Asset is recognized at fair value, including the capitalization of labor, construction margin, interest, and other financial charges capitalized during the construction period of qualifying assets, where applicable, based on the weighted average rate of borrowings in effect on the capitalization date. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The infrastructure construction values are recognized as revenue, at fair value, provided that they generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

3.8 Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets subject to the concession agreements. Those assets are stated at acquisition or construction cost less depreciation and impairment losses, as applicable. Where applicable, interest, other finance charges, and inflationary effects resulting from financing effectively applied to construction in progress are recorded as the cost of the respective property, plant and equipment for the qualifying assets. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

The depreciation of property, plant, and equipment begins when such an item becomes available for use, in its location, and under the necessary condition, when this asset becomes operational. Depreciation is calculated using the straight-line method and the average rates are presented in Note 16 (a). Land is not depreciated.

The useful lives of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized in other operating income (expenses) in the income statement.

3.9 Intangible assets

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.7.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The intangible has its amortization initiated when the intangible assets are available for use in the location and necessary condition when this asset becomes operational. The amortization reflects the period in which it is expected that the asset’s future economic benefits are consumed by the Company, which may be the final term of the concession or their useful life.

The amortization of the intangible assets ends when the asset is fully consumed or it is disposed of, whatever occurs first.

Donations in assets, received from third parties and governmental entities, to allow the Company to render water supply and sewage services are recorded in the Company’s financial statements at zero cost, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)        Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services signed with the granting authorities. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)	The granting authority controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)	The granting authority controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) must pay SABESP for the services.

Intangible assets related to the concessions, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

The details referring to amortization of intangible assets are described in Note 15 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(b)       Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized in profit or loss when incurred.

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

The bonds issued by the Company are not convertible into shares and are recorded similarly to borrowings.

3.13 Borrowing costs

Borrowing costs consist of interest rates and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange variation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Costs attributable to the acquisition, construction, or production of an asset, which, necessarily, requires a substantial time to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. The capitalization occurs during the construction period of the asset, considering the weighted average rate of borrowings effective on the capitalization date.

The Company analyses foreign currency-denominated borrowings or financing as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were contracted in the domestic market in similar lines of credit and loans.

3.14 Salaries, payroll charges and contributions

Salaries, vacations, Christmas bonuses, profit sharing and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

3.16 Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is a taxable event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17 Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is calculated based on the taxable profit for the year and the rates effective at the end of the year. The income tax was accrued at rate of 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was defined at rate 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. The Company periodically evaluates and measures the positions taken in the income tax return with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred taxes

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and are expected to be applied when the related income tax and social contribution are realized.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.18 Taxes on revenues

Revenues from sanitation services are recognized on accrual basis for PASEP (Programa de Formação do Patrimônio do Servidor Público) and Cofins (Contribuição para o Financiamento da Seguridade Social), calculated at the rates of 1.65% and 7.60%, except for financial revenues that are calculated at the rates of 0.65% and 4.00%, respectively.

The taxes related to PASEP and Cofins incident on amounts invoiced to public entities are due when invoices are received.

These taxes are calculated by the non-cumulativeness regime and presented net, as deductions from gross revenues. The lines over “other operating income” and “financial revenues” are presented net of such taxes on the income statement.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

3.21 Leases

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (f)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5 thousand – R$ 26 thousand), which are recorded in the income statement recognized as an expense when incurred.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The measurement of the result per segment is the profit from operations before other net operating expenses and equity accounting, which excludes construction costs and revenue.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all noncurrent assets and revenue generated from customers are located in the São Paulo State. Consequently, financial information is not disclosed by geographic area.

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

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.13.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations effective for periods beginning on or after January 1, 2022

The amendments to IFRS 3 – Reference to the Conceptual Framework; IAS 16 – Proceeds Before Intended Use; IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract and annual improvements to the IFRSs: Cycle 2018-2020: IFRS 1 – First-Time Adoption of International Financial Reporting Standards, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 41 – Biological Asset and Agriculture, did not impact the disclosures or amounts recognized in the annual financial statements.

4.2	New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will supersede IFRS 4 Insurance Contracts.	The Company does not expect effects from adopting this standard.
Amendments to IFRS 10 - Consolidated Statements and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]	Clarify situations that involve the sale or contribution of assets between an investor and its associate or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
F-27

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current[2]

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
Amendments to IAS 1 – Presentation of Financial Statements[1] and IFRS Practice Statement 2 – Making Materiality Judgments – Disclosure of Accounting Policies[3]

The amendments modify the requirements contained in IAS 1 regarding the disclosure of accounting policies. The amendments replace all the examples of the term “significant accounting policies” with “information of material accounting policies”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, could reasonably influence decisions that the main users make based on the financial statements. The supporting paragraphs have also been amended to clarify that accounting policy information related to transactions, other events, or conditions that are not material is, therefore, irrelevant and does not need to be disclosed.
The Board has also prepared guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in IFRS Practice Statement 2.

The Company does not expect any impacts from these changes.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Amendments to IAS 8 - Accounting Policies, Changes in Estimates, and Errors—Definition of Accounting Estimates[1]

The amendment supersede the definition of changes in the accounting estimates with the definition of accounting estimates. According to the new definition, accounting estimates are “monetary amounts in the financial statements subject to measure uncertainty”.
The definition of change in accounting estimates has been deleted, however, the Board maintained the concept of changes in accounting estimates in the Standard with the following clarifications:
• A change in an accounting estimate that results from new information or new events does not mean an error correction;
• The effects of the change in data or measurement technique used to create an accounting estimate correspond to changes in accounting estimates if they do not result from the correction of prior period errors.

The Company does not expect effects from these amendments.
Amendments to IAS 12 – Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (“single transaction”) [1]	The amendments introduce an additional exception to the exemption of first-time recognition. According to the amendments, an entity does not apply the exemption of first-time recognition for transactions resulting in equal taxable and deductible temporary differences.	The Company does not expect effects from these amendments.

1 Effective for annual periods beginning on or after January 1, 2023.

2 The effective date of the amendments has not yet been defined by IASB.

3 The amendments to IFRS Practice Statement 2 do not have an effective date or transition requirements.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

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

Part of the financial debt, totaling R$ 2,809,441 as of December 31, 2022 (R$ 3,321,489 as of December 31, 2021), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022		December 31, 2021
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	191,022	996,695	163,538	912,624
Borrowings and financing – Yen	45,369,189	1,795,259	49,324,813	2,390,774
Interest and charges from borrowings and financing – US$		6,985		4,121
Interest and charges from borrowings and financing – Yen		10,502		13,970
Total exposure		2,809,441		3,321,489
Borrowing cost – US$		(31,037)		(22,486)
Borrowing cost – Yen		(2,646)		(2,850)
Total foreign-currency denominated borrowings (Note 17)		2,775,758		3,296,153

The 15.8% decrease in the balance of the foreign currency-denominated debt from December 31, 2022, compared to December 31, 2021, was mainly impacted by the depreciation of the U.S. dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	December 31, 2022	December 31, 2021	Variation
US$	R$ 5.2177	R$ 5.5805	-6.5%
Iene	R$ 0.03957	R$ 0.04847	-18.4%

In 2022 there was a decrease related to the Exchange variation in borrowings and financing, in the amount of R$ 488,614 (a decrease of R$ 38,324 in 2021), see Note 17 (ii). As of December 31, 2022, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before taxes in the year would have been R$ 280,944 (R$ 332,149 in 2021), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months considering the projection of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Scenario I (Probable)
(*)
Net currency exposure as of December 31, 2022 in US$ - Liabilities	191,022

US$ rate as of December 31, 2022	5.2177
Exchange rate estimated according to the scenario	5.2700
Difference between the rates	(0.0523)

Effect on the net financial result R$ - gain/(loss)	(9,990)

Net currency exposure as of December 31, 2022 in Yen - Liabilities	45,369,189

Yen rate as of December 31, 2022	0.03957
Exchange rate estimated according to the scenario	0.04203
Difference between the rates	(0.00246)

Effect on the net financial result R$ - gain/(loss)	(111,608)

Total effect on the net financial result in R$ - gain/(loss)	(121,598)

(*)	For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for December 31, 2023, were used, according to the Focus-BACEN and B3's Benchmark Rate report, of December 31, 2022, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The table below provides the borrowings and financing subject to variable interest rates:

	December 31, 2022	December 31, 2021
CDI(i)	9,251,150	7,612,299
TR(ii)	1,635,587	1,638,079
IPCA(iii)	3,073,435	3,019,459
TJLP(iv)	1,433,029	1,478,740
SOFR(v)	996,697	912,626
Interest and charges	424,856	243,696
Total	16,814,754	14,904,899

(i)	CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR – Secured Overnight Financing Rate

Another risk to which the Company is exposed, is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness

As of December 31, 2022, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes would have been R$ 168,148 (R$ 149,049 as of December 31, 2021) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)       Credit risk

Credit risk arises from cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2022 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10 and 11.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAAA

The table below shows the rating assessment released by the Fitch agency, for deposit transactions and financial investments in local currency:

	December 31, 2022	December 31, 2021
Cash and cash equivalents and financial investments
AA(bra)	2,237,629	1,905,810
AAA(bra)	1,011,685	970,474
Other (*)	296,044	275,030
	3,545,358	3,151,314

(*)	As of December 31, 2022, this category includes R$ 289,908 (R$ 262,465 as of December 31, 2021) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, by relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

	2022	2023	2024	2025	2026	2027 onwards	Total
As of December 31, 2022

Liabilities
Borrowings and financing	3,640,245	3,740,510	3,790,915	3,503,169	3,821,448	13,422,829	31,919,116
Trade payables and contractors	430,946	—	—	—	—	—	430,946
Services payable	723,242	—	—	—	—	—	723,242
Public-Private Partnership – PPP	517,681	423,568	386,767	386,767	386,767	3,733,287	5,834,837
Program Contract Commitments	100,022	1,174	1,174	1,174	1,174	12,352	117,070
Total	5,412,136	4,165,252	4,178,856	3,891,110	4,209,389	17,168,468	39,025,211

Cross default

The Company has borrowings and financing agreements including cross default clauses, e.g., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses and the more restrictive ones are showed in Note 17 (c).

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with IFRS 7, in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2022, or until the final settlement of each contract, whichever occurs first, considering a likely scenario.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

December 31, 2022
Indicators	Exposure	Scenario I (Probable)

Assets
CDI	1,689,876	13.4200%(**)
Financial income		226,781

Liabilities
CDI	(9,251,150)	13.4200%(**)
Interest to be incurred		(1,241,504)

CDI net exposure	(7,561,274)	(1,014,723)

Liabilities
TR	(1,635,587)	0.0205%(**)
Expenses to be incurred		(335)

IPCA	(3,073,435)	5.3128%(*)
Expenses to be incurred		(163,285)

TJLP	(1,433,029)	7.2000%(*)
Interest to be incurred		(103,178)

SOFR (***)	(996,697)	0.0491%(**)
Interest to be incurred		(489)

Total expenses to be incurred, net		(1,282,010)

(*) Source: Focus-BACEN Report of December 31, 2022
(**) Source: B3 of December 31, 2022
(***) Source: Bloomberg

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

	December 31, 2022	December 31, 2021

Total borrowings and financing (Note 17)	18,958,671	17,723,836
(-) Cash and cash equivalents (Note 7)	(1,867,485)	(717,929)
(-) Financial investments (Note 8)	(1,677,873)	(2,433,385)

Net debt	15,413,313	14,572,522
Total equity	27,333,533	24,931,859

Total capital (shareholders + providers of capital)	42,746,846	39,504,381

Leverage ratio	36%	37%

As of December 31, 2022, the leverage ratio decreased to 36% compared to 37% as of December 31, 2021, mainly due to the increase in total equity, resulting from the profit of December 31, 2022.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

The estimated fair values of the financial instruments are as follows:

Financial assets

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,867,485	1,867,485	717,929	717,929
Financial investments	1,677,873	1,677,873	2,433,385	2,433,385
Restricted cash	37,474	37,474	28,467	28,467
Trade receivables	3,277,808	3,277,808	2,918,311	2,918,311
Water and Basic Sanitation National Agency – ANA	9,193	9,193	20,666	20,666
Other assets	212,674	212,674	226,242	226,242

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$1,156,743 as of December 31, 2022 (R$818,552 as of December 31, 2021), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 11 to the financial statements. Part of this balance, in the amount of R$1,060,040 (R$741,910 as of December 31, 2021), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	18,958,671	19,260,133	17,723,836	17,947,954
Trade payables and contractors	430,946	430,946	236,763	236,763
Services payable	723,242	723,242	469,027	469,027
Program contract commitments	112,385	112,385	122,647	122,647
Public-Private Partnership - PPP	2,959,181	2,959,181	3,060,185	3,060,185

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(iv)	Other financings in local currency are considered by carrying the amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates plus SOFR’s future rate, obtained with Bloomberg, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2022.

(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2022.

(vii)	Lease and finance leases based on IFRS 16 correspond to instruments valued at their carrying amount restated until the maturity date, and are indexed by a fixed contractual rate. Thus, the Company discloses the amount recorded as of December 31, 2022 as market value.

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

The preparation of the financial statements requires management to disclose certain judgments (except for those involving estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and which may present results that may differ from the actual results.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

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

(b)	Intangible assets arising from concession agreements and program contracts

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.7.

Intangible assets under Concession Agreements, Service Agreements and Program Contracts, are amortized on a straight-line basis according to the lower of the period of the contract or the useful life of the asset or contract period. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.9 and 15.

The recognition of the fair value of the intangible assets arising an exchange for an asset, involving concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(c)	Pension plan obligations – Pension Plans

The Company sponsors a defined benefit plan and the defined contribution plan, as described in Notes 3.19 and 22.

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

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.17 and 19.

(e)	Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.15 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted taking into consideration changes in the circumstances involved.

(f)	Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

7	Cash and cash equivalents

	December 31, 2022	December 31, 2021

Cash and banks	139,844	146,853
Cash equivalents	1,727,641	571,076
Total	1,867,485	717,929

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of cash equivalents corresponded to 95.69% of CDI in December 2022 (96.00% in December 2021).

8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2022	December 31, 2021
Banco BV	289,909	262,465
Banco Itaú Unibanco S/A	403,732	366,906
Banco Bradesco S/A	578,752	524,791
Banco BTG Pactual S/A	404,363	367,361
Banco do Brasil S/A	1,117	911,862
	1,677,873	2,433,385
F-43

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The average yield of financial investments corresponds to 102.90% of CDI in December 2022 (101.57% in December 2021).

9	Restricted cash

	December 31, 2022	December 31, 2021

Agreement with the São Paulo municipal government (i)	30,231	21,464
Brazilian Federal Savings Bank – escrow deposits	433	740
Other	6,810	6,263
	37,474	28,467

(i)	Refers to the amount deducted from the transfer 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo.

10	Trade receivables

(a)       Financial position balances

	December 31, 2022	December 31, 2021
Private sector:
General (i) and special customers (ii)	2,287,782	2,042,023
Agreements (iii)	416,550	514,616

	2,704,332	2,556,639
Government entities:
Municipal	609,731	586,810
F-44

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Federal	10,644	7,869
Agreements (iii)	372,943	278,844

	993,318	873,523
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,048	3,580
São Caetano do Sul	45,367	24,464

Total wholesale customers – Municipal governments	49,415	28,044

Unbilled supply	959,260	740,193

Subtotal	4,706,325	4,198,399
Allowance for doubtful accounts	(1,428,517)	(1,280,088)

Total	3,277,808	2,918,311

Current	3,062,574	2,695,077
Noncurrent	215,234	223,234

Total	3,277,808	2,918,311

(i)	General customers - residential and small and mid-sized companies;

(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements;

(iv)	Wholesale basis customers - municipal governments - This balance refers to invoices issued as a result of services provided to municipalities, which are responsible for distributing to, billing and charging final customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(b)       The aging of trade receivables is as follows

	December 31, 2022	December 31, 2021

Current	2,244,754	1,896,535
Past-due:
Up to 30 days	489,709	502,164
From 31 to 60 days	248,128	267,723
From 61 to 90 days	165,306	182,977
From 91 to 120 days	150,941	155,018
From 121 to 180 days	281,530	258,718
From 181 to 360 days	58,702	95,751
Over 360 days	1,067,255	839,513

Total past-due	2,461,571	2,301,864

Total	4,706,325	4,198,399

(c)       Allowance for doubtful accounts

Changes in assets	December 31, 2022	December 31, 2021	December 31, 2020

Balance at beginning of the year	1,280,088	1,157,619	1,042,015
Losses	209,360	182,547	176,776
Recoveries	(60,931)	(60,078)	(61,172)

Balance at the end of the year	1,428,517	1,280,088	1,157,619

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Reconciliation of estimated/historical losses of income	December 31, 2022	December 31, 2021	December 31, 2020

Write-offs	(636,366)	(508,055)	(329,512)
(Losses)/reversal with state entities - related parties	2,738	(13,206)	290
(Losses) with the private sector / government entities	(209,360)	(182,547)	(176,776)
Recoveries	60,931	60,078	61,172

Amount recorded expense (Note 29)	(782,057)	(643,730)	(444,826)

The Company does not have customers representing 10% or more of its total revenues.

As of December 31, 2022, the Company has judicial bonds issued in its favor in the inflation adjusted amount of R$ 2,807,318, which are not recognized in the Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to the uncertainties related to the beginning and the end of the payments. Judicial bonds are recognized upon the beginning of their receipt or when they are traded.

Debtor	December 31, 2022
Municpality of São Paulo	2,656,113
Municpality of Cotia	103,729
Municpality of Cachoeira Paulista	13,672
Others	33,804
TOTAL	2,807,318

11	Related-Party Balances and Transactions

(a) São Paulo State

(i)       Accounts receivable, interest on capital payable, revenue and expenses

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021
Accounts receivable
Current:
Sanitation services (ii)	144,937	127,614
Allowance for losses	(49,595)	(52,333)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (iii) and (iv)	13,376	11,930
- GESP Agreement – 2015 (vi)	97,075	86,446

Total current	205,793	173,657

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vi)	949,589	643,534

Total noncurrent	950,950	644,895

Total receivables	1,156,743	818,552

Assets:
Sanitation services	96,703	76,642
Reimbursement of additional retirement and pension benefits (G0)	1,060,040	741,910

Total	1,156,743	818,552

Liabilities:
Interest on capital payable	372,550	275,240

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	2022	2021	2020

Revenue from sanitation services	661,955	522,608	501,756
Payments received from related parties	(632,501)	(439,349)	(520,881)

Payment received from reimbursement referring to Law 4,819/58	(186,690)	(179,787)	(173,874)

(ii) Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii) of this Note.

(iii) Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the GESP Agreement, executed in 2001, the São Paulo State recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As explained on item (iv), during the assessment of the debt due from State of São Paulo to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the G0 plan in Note 22 (ii).

As a result of a court decision, the responsibility for making the payments returned to SABESP.

(iv) Disputed amounts

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, the latest opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied in the calculation of the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed as undisputed.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

Continuing the actions that aim to recover the credit that Management understands to be owed by the São Paulo State, related to the divergences in the reimbursement of the additional retirement and pension benefits paid by the Company, SABESP: (i) on March 24, 2010, addressed a message to the Controlling Shareholder by sending a letter resolved by the Executive Board proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, sent to the Treasury Department a proposal of an agreement to settle said pending matters. The proposal was not accepted; (iii) on November 9, 2010, filed a lawsuit against the São Paulo State seeking full reimbursement of the amounts paid as benefits provided for in Law 4,819/1958 to settle the Disputed Amount under discussion between the Company and the São Paulo State. Despite the lawsuit, the Company will insist on reaching an agreement during the course of the lawsuit, as it believes that a reasonable agreement is better for the Company and its shareholders than waiting for the end of the lawsuit.

As of December 31, 2022 and 2021, the disputed amounts between SABESP and State of São Paulo, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,482,140 and R$ 1,375,137, respectively. The Company recorded allowances for doubtful accounts for such amounts.

(v) Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2022 and 2021, the amounts corresponding to such actuarial liability were R$ 2,002,075 and R$ 2,192,062, respectively. For detailed information on additional retirement and pension benefits, see Note 22.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(vi) GESP Agreement - 2015

On March 18, 2015, the Company, the São Paulo State, and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

●	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

●	The amount of R$ 609,109 is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

On July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay SABESP, in addition to the principal, inflation adjustment of R$ 316,027 (restated until February 2015) in 60 installments, beginning in April 2030. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

In July 2022, R$ 325,561 referring to the adjustment for inflation until July 2022 was recorded at present value.

As of December 31, 2022, the balance receivable was R$ 97,075 in current assets (R$ 86,446 as of December 31, 2021) and R$ 949,589 in noncurrent assets (R$ 643,534 as of December 31, 2021).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments to settle the disputes involving the two companies and the SABESP will continue using the reservoirs.

As of December 31, 2022, the Company recorded R$ 8,456 and R$ 95,033 in Other Liabilities, under current and noncurrent liabilities, respectively (in December 31, 2021, R$ 7,956 and R$ 88,264). In 2022, the amount of R$ 8,963 was paid.

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

In 2022, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 800 (R$ 734 in 2021 and R$ 2,108 in 2020).

In 2022 and 2021, there were not expenses related to personnel assigned by other entities to SABESP (In 2020, the expenses related to personnel assigned by other entities to SABESP were R$ 13.

(f)       Non-operating assets

As of December 31, 2022 and 2021, the Company had an amount of R$ 3,613 related to a land and lent structures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(g) SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2022 amounted to R$ 148,116 (R$ 129,600 as of December 31, 2021), according to Note 22.

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

Expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 6,175 and R$ 6,369 in 2022 and 2021, respectively.

Additional amounts of R$ 1,305 and R$ 1,440, referring to the executive officers’ bonus program, were paid in 2022 and 2021, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(i)       Loan agreement through credit facility

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

As of December 31, 2022, the balance of principal and interest of this agreement totaled R$ 12,953 recorded under current assets, in “Other assets” (as of December 31, 2021 - R$ 11,884 and R$ 11,021 recorded under current assets and noncurrent assets, respectively), at CDI + 1.2% p.a.

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

As of December 31, 2022, the balance of principal and interest of this agreement totaled R$ 242 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 34 and R$ 1,009, respectively, as of December 31, 2021), at CDI + 3% p.a.

This agreement was signed on August 17, 2021. The principal with the readjustment, accrued interest and any taxes must be paid full by August 31, 2025.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2022, the balance of these financing was R$ 5.1 million (as of December 31, 2021 – R$ 4.7 million).

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

Sesamm's capital as of December 31, 2022, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and GS Inima 64%.

The operations initiated in June 2012.

(b)	Águas de Andradina

As of September 15, 2010, the Company, Águas de Andradina S.A. was incorporated, with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2022, the capital of Águas de Andradina totaled R$ 17,936, divided into 17,936,174 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The Company pledges as guarantee 100% of its shares in Águas de Andradina as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

(c)	Águas de Castilho

As of October 29, 2010, the Company, Águas de Castilho, was incorporated for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2022, the company’s capital was R$ 2,785, and was represented by 2,785,225 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

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

As of December 31, 2022, the capital totaled R$ 23,494, and was represented by 37,677,245 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2022, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%, while GS Inima Industrial holds an interest of 51%.

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through a debenture issue.

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

As of December 31, 2022, the company’s share capital was R$ 13,756, divided into 8,679,040 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%. In October 2022, a capital increase totaling R$ 20,310 was approved, R$ 5,077 of which, or 25% of the aforementioned amount, was fully paid by the Company in 2022. The capital of R$ 15,233 will be paid by Servtec and Tecniplan in 2023.

As of December 31, 2022, operations had not initiated yet.

(g)	Cantareira SP Energia

On October 28, 2022, Cantareira SP Energia S/A was created with the purpose of developing, producing, and selling photovoltaic energy; selling and purchasing energy; renting, loaning, and leasing own or third-party assets; operating and maintaining energy generation plants; and holding an interest in other companies.

As of December 31, 2022, the company’s share capital was R$ 1,000, divided into 1,000,000 registered common shares with no par value, of which SABESP holds an interest of 49%, while Pacto SP Energia I Ltda. holds an interest of 51%.

As of December 31, 2022, operations had not initiated yet.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated
(h)	FOXX URE-BA Ambiental S/A

As of December 22, 2022, SABESP acquired shares from FOXX URE-BA Ambiental S/A, for R$ 40,000 for the acquisition of 20% of the company’s share capital, corresponding to R$ 13,852. The difference paid, of R$ 26,148, was recorded in intangible assets under “Right of use – Investments”. As of December 23, 2022, the Company contributed R$ 865. The business purpose of FOXX URE-BA is to provide services, under a concession regime, related to the treatment and final disposal of solid urban waste, including all waste from domestic and commercial collection, sweeping, pruning, cleaning of streets and other public highways, and the urban drainage system, the provision of these services and related activities to third parties with which it has executed contracts for such a purpose, including investments and works of the treatment unit, implemented and operated by the company, for the treatment and final disposal of waste, operation of revenue sources, carbon credits, and the byproduct resulting from the treatment process and final disposal of urban solid waste, as well as selling electricity.

As of December 31, 2022, the company’s share capital was R$ 69,258, divided into 69,257,657 registered common shares with no par value, of which SABESP holds an interest of 20%, while FOXX Inova Ambiental S/A holds an interest of 80%.

(i)	Infranext Soluções em Pavimentação S/A

On December 7, 2022, SPE Infranext Soluções e Pavimentação S/A was created to sell cold asphalt and related products, provide related services, make investments, and hold interest in other companies.

As of December 31, 2022, the company’s share capital was R$ 7,050, divided into 7,050,000 registered common shares with no par value. The company’s total share capital will be R$ 12,000, divided into 12,000,000 registered, book-entry common shares, of which SABESP will hold an interest of 45% and DVS – Locação de Equipamentos Ltda. will hold an interest of 55%. The unpaid capital, totaling R$ 4,950, will be paid by SABESP in 2023.

As of December 31, 2022, operations had not initiated yet.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Company	Equity			Contribution	Dividends distributed	Profit (loss) for the year
	2022	2021	2020	2022	2022	2022	2021	2020

Sesamm	59,371	58,421	51,514	—	(13,875)	14,825	9,059	7,332
Águas de Andradina	30,777	29,591	29,576	—	—	1,186	2,424	778
Águas de Castilho	10,787	9,384	8,533	—	—	1,403	1,428	1,613
Saneaqua Mairinque¹	—	—	4,013	—	—	—	—	(770)
Attend Ambiental	29,729	23,493	11,409	—	(1,941)	8,177	4,701	3,923
Aquapolo Ambiental	73,926	58,172	41,903	—	(14,742)	30,496	25,269	19,131
Paulista Geradora de Energia (*)	10,486	6,153	6,692	5,077	—	(744)	(539)	(452)
Cantareira SP Energia	1,000	—	—	1,000	—		—	—
FOXX URE-BA Ambiental	69,258	—	—	69,258	—		—	—
Infranext Soluções em Pavimentação (**)	7,050	—	—	7,050	—		—	—

(*)	SABESP contributed R$ 5,077, corresponding to 25% of the interest. As of December 31, 2022, Servitec and Tecniplan had an outstanding payable amount of R$ 15,233 related to the remaining interest of 75% in PGE.
(**)	Infranext’s share capital will be R$ 12,000. As of December 31, 2022, SABESP had an outstanding payable amount of R$ 4,950.
(¹)	The amounts presented for 2020 refer to July 31, 2020.
Company	Investments		Contribution	Dividends distributed	OCI (***)	Reclassification	Equity in the earnings of subsidiaries			Interest percentage
	2022	2021	2022	2021	2020	2020	2022	2021	2020	2022	2021	2020

Sesamm	21,374	21,032	—	(4,995)	—	—	5,337	3,261	2,640	36%	36%	36%
Águas de Andradina	9,233	8,877	—	—	—	—	356	700	233	30%	30%	30%
Águas de Castilho	3,236	2,815	—	—	—	—	421	433	485	30%	30%	30%
Saneaqua Mairinque²	—	—	—	—	17	(1,203)	—	—	(248)	46%	46%	30%
Attend Ambiental	13,379	10,572	—	(873)	—	—	3,680	5,438	1,765	45%	45%	45%
Aquapolo Ambiental	36,223	28,504	—	(7,224)	—	—	14,943	12,382	9,374	49%	49%	49%
Paulista Geradora de Energia	6,429	1,538	5,077	—	—	—	(186)	(135)	(113)	25%	25%	25%
Cantareira SP Energia	490	—	490	—	—	—	—	—	—	49%	—	—
FOXX URE-BA Ambiental	13,852	—	13,852	—	—	—	—	—	—	20%	—	—
Infranext Soluções em Pavimentação	450	—	450	—	—	—	—	—	—	45%	—	—
Total	104,666	73,338	19,869	(13,092)	17	(1,203)	24,551	22,079	14,136
Other investments	6,099	6,099
Overall total	110,765	79,437

(***)	Other Comprehensive Income

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated
(²)	On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734 recorded as “Other investments”. The amounts corresponding to the equity result were recorded until July 2020.

13	Investment properties

	December 31, 2021	Additions	Depreciation	December 31, 2022

Investment properties	46,126	648	(48)	46,726

	December 31, 2020	Write-offs and disposals	Depreciation	December 31, 2021

Investment properties	46,274	(100)	(48)	46,126

	December 31, 2019	Transfers	Depreciation	December 31, 2020

Investment properties	47,562	(1,240)	(48)	46,274

As of December 31, 2022 and 2021, the market value of these properties was approximately R$386,000.

14	Contract assets

	December 31, 2021	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2022 (iii)

Total contract assets	8,550,102	5,240,528	2,702	(5,179,364)	8,613,968

(i)	The largest additions of the period are located in the municipalities of São Paulo, São Bernardo do Campo and Praia Grande, in the amounts of R$ 2,267 million, R$ 181 million and R$ 134 million, respectively.
F-60

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 2,640 million, R$ 619 million and R$ 324 million, respectively.

(iii)	The largest works are located in the municipalities of São Paulo, Franca and São Bernardo do Campo, in the amounts of R$ 2,830 million, R$ 324 million and R$ 262 million, respectively.

As of December 31, 2022, contract assets include leases recognized before December 31, 2019 in accordance with IAS 17 amounting to R$ 276,893 (R$ 276,893 as of December 31, 2021). The leases are cost of the works, and since June 2020 the complementary works are being carried out by the Company.

	December 31, 2020	Additions	Transfers	Transfers of works to intangible assets	December 31, 2021

Total contract assets	7,969,164	4,759,789	2,412	(4,181,263)	8,550,102

	December 31, 2019	Additions	Transfers	Transfers of works to intangible assets	December 31, 2020

Total contract assets	7,617,714	3,984,158	55,706	(3,688,414)	7,969,164

(a)       Capitalization of interest and other finance charges

In 2022, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in the contract asset, totaling R$ 622,803 (R$ 300,792 in 2021 and R$ 238,330 in 2020) during the construction period.

(b) Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits. Accordingly, the Company recognizes revenue from construction service corresponding to the cost of construction increased by gross margin.

Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2022 and 2021 the margin was 2.3%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Construction margin for 2022, 2021 and 2020 were R$ 109,369, R$ 98,402 and R$ 86,477, respectively.

(c)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of such expropriations are recorded in contract assets during construction. In 2022 and 2021, the total referring to expropriations was R$ 62,599 and R$ 67,714, respectively.

15	Intangible assets

(a)       Statement of financial position details

	December 31, 2022			December 31, 2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	722,730	(223,404)	499,326	696,728	(205,671)	491,057
Concession agreements – economic value	1,585,271	(933,232)	652,039	1,497,968	(816,527)	681,441
Program contracts	26,875,408	(8,537,949)	18,337,459	24,804,170	(7,652,149)	17,152,021
Program contracts – commitments	1,709,757	(444,765)	1,264,992	1,709,757	(391,800)	1,317,957
Services contracts – São Paulo	25,584,703	(7,714,252)	17,870,451	22,834,803	(6,676,032)	16,158,771
Software license of use	1,249,881	(654,477)	595,404	1,133,833	(535,099)	598,734
Right of use – other assets	170,921	(95,869)	75,052	173,715	(69,862)	103,853
Right of use - investments	26,148	—	26,148	—	—	—
Total	57,924,819	(18,603,948)	39,320,871	52,850,974	(16,347,140)	36,503,834

(b)       Changes

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2022
Intangible right arising from:
Concession agreements – equity value (*)	491,057	—	27,166	(144)	(115)	(18,638)	499,326
Concession agreements – economic value	681,441	13	48,428	33,576	(9)	(111,410)	652,039
Program contracts (*)	17,152,021	6,635	2,132,675	2,944	(2,800)	(954,016)	18,337,459
Program contracts – commitments	1,317,957	—	—	—	—	(52,965)	1,264,992
Services contracts – São Paulo	16,158,771	208	2,855,284	(41,133)	(6,063)	(1,096,616)	17,870,451
Software license of use	598,734	214	115,811	6	—	(119,361)	595,404
Right of use – Other assets	103,853	42,182	—	—	(67)	(70,916)	75,052
Right of use – Investments	—	26,148	—	—	—	—	26,148
Total	36,503,834	75,400	5,179,364	(4,751)	(9,054)	(2,423,922)	39,320,871

(*)	As of December 31, 2022, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 222,572 - R$ 54,356 recognized as concession agreements – equity value and R$ 168,216 recognized as program contracts (R$ 245,681 as of December 31, 2021 – R$ 65,012 recognized as concession agreements – equity value and R$ 180,669 recognized as program contracts).

	December 31, 2020	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2021
Intangible right arising from:
Concession agreements – equity value (*)	483,775	—	24,656	467	(148)	(17,693)	491,057
Concession agreements – economic value	734,665	—	52,275	(14)	(242)	(105,243)	681,441
Program contracts (*)	16,360,307	17,690	1,640,733	13,744	(8,840)	(871,613)	17,152,021
Program contracts – commitments	1,370,923	—	—	—	—	(52,966)	1,317,957
Services contracts – São Paulo	14,872,604	14,950	2,307,851	(13,827)	(13,745)	(1,009,062)	16,158,771
Software license of use	540,625	—	155,748	—	—	(97,639)	598,734
Right of use – Other assets	42,676	140,321	—	—	(4,103)	(75,041)	103,853
Total	34,405,575	172,961	4,181,263	370	(27,078)	(2,229,257)	36,503,834

(*)	As of December 31, 2021, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 245,681 - R$ 65,012 recognized as concession agreements – equity value and R$ 180,669 recognized as program contracts (R$ 269,561 as of December 31, 2020 – R$ 76,454 recognized as concession agreements – equity value and R$ 193,107 recognized as program contracts).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2019	Addition	Contract renewal	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	1	(1,031,830)	47,154	1,440	(858)	(26,985)	483,775
Concession agreements – economic value	712,852	—	—	113,320	(1,403)	(42)	(90,062)	734,665
Program contracts (*)	13,819,700	303,472	1,031,830	2,075,268	(51,570)	(5,423)	(812,970)	16,360,307
Program contracts – commitments	1,364,875	58,323	—	—	—	—	(52,275)	1,370,923
Services contracts – São Paulo	14,390,763	20,940	—	1,382,656	(23,645)	(9,990)	(888,120)	14,872,604
Software license of use	471,706	—	—	70,016	78,169	—	(79,266)	540,625
Right of use – Other assets	70,698	28,549	—	—	—	—	(56,571)	42,676
Total	32,325,447	411,285	—	3,688,414	2,991	(16,313)	(2,006,249)	34,405,575

(*)	As of December 31, 2020, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 269,561 - R$ 76,454 recognized as concession agreements – equity value and R$ 193,107 recognized as program contracts (R$ 292,824 as of December 31, 2019 – R$ 87,266 recognized as concession agreements – equity value and R$ 205,558 recognized as program contracts).

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

(c)       Intangible arising from concession agreements

The Company operates public utility service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public utility service (See Note 3.9 (a)). The agreements provide for the return of the assets to the granting authority at the end of the concession period.

As of December 31, 2022 and 2021, the Company operated in 375 municipalities in the State of São Paulo (372 as of December 31, 2019). Most of these contracts have a 30-year concession period, except for the contracts with the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which were signed for a period of 40 years.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Intangible rights arising from concession agreements include:

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2022 and 2021 there were no amounts pending related to these payments to the municipalities.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2022 and 2021, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 100,188 and R$ 77,652, respectively, and in noncurrent liabilities, totaling R$ 12,197 and R$ 44,995, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

At the time of execution of the agreement, the municipality of São Paulo and the Company did not agree to settle the pending financial issues existing, related to the rendering water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed lawsuits for collection of the aforementioned amounts, which remain in progress and are recorded under allowance for doubtful accounts.

As of December 31, 2022 and 2021, the agreement entered into with the Municipality of São Paulo accounted for 45.14% and 44.45%, respectively, of the Company’s sanitation revenue, which ensures legal and property security to SABESP.

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

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 14,299, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

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

The works started in April 2014 and The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 40,024, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

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

Intangible assets were accrued based on the physical evolution of the works, with the Public-Private Partnership accounts being the corresponding entries in liabilities.

The discount rates used in the agreements of the Public-Private Partnerships Alto Tietê and São Lourenço are 8.20% and 7.80% p.a., respectively, for the calculation of the present value adjustment.

The amounts recorded in intangible assets are shown in the table below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021
Alto Tietê	251,545	269,062
São Lourenço	2,725,900	2,895,798
Total	2,977,445	3,164,860

The obligations assumed by the Company as of December 31, 2022 and 2021 are shown in the table below:

	December 31, 2022			December 31, 2021
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	91,782	36,645	128,427	69,442	102,873	172,315
São Lourenço	130,631	2,700,123	2,830,754	73,315	2,814,555	2,887,870
Total	222,413	2,736,768	2,959,181	142,757	2,917,428	3,060,185

(e) Amortization of intangible assets

The amortization average rate totaled 5.2% as of December 31, 2022 (4.9% as of December 31, 2021 and 4.7% as of December 31, 2020).

(f) Right of use

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Nature	December 31, 2022	December 31, 2021

Leases - Contract Assets	276,893	276,893

Leases - Concession Agreements and Program Contracts
Cost	405,431	405,446
Accumulated amortization	(182,859)	(159,765)
(=) Net	222,572	245,681

Other assets (*)
Vehicles	153,384	142,003
Properties	11,711	6,570
Equipment	5,826	9,841
Other assets	—	15,301
Accumulated amortization	(95,869)	(69,862)
(=) Net	75,052	103,853

Right of use	574,517	626,427

(*)	From January to December 2022, costs and accumulated amortization totaling R$ 44,976, referring to expired rights of use, were written off (from January to December 2021 – R$ 108,406).

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact in the income statements:

Impact in the income statement
	December 31, 2022	December 31, 2021	December 31, 2020

Right-of-use amortization	(105,551)	(75,041)	(79,834)
Financial result – interest expenses	(72,050)	(68,730)	(62,956)
Short-term and low-value lease expenses	(25,365)	(22,467)	(13,845)
Decrease of the income of the year	(202,966)	(166,238)	(156,635)

(g) Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have basically three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2022 and 2021, the accounting balances of these agreements recorded in contract asset were R$ 138,550 and R$ 737,657, and in intangible assets they totaled R$ 2,126,106 and R$ 871,488, respectively.

16	Property, plant and equipment

(a)       Statement of financial position details

	December 31, 2022				December 31, 2021
	Cost	Accumulated depreciation	Net	Annual Depreciation average rate	Cost	Accumulated depreciation	Net	Annual Depreciation average rate
Land	94,228	—	94,228	—	94,213	—	94,213	—
Buildings	90,311	(42,343)	47,968	2.1%	86,703	(41,205)	45,498	2.1%
Equipment	412,828	(291,963)	120,865	15.3%	397,782	(282,628)	115,154	15.1%
Transportation equipment	12,578	(10,083)	2,495	9.9%	10,434	(7,962)	2,472	9.9%
Furniture and fixtures	38,528	(15,032)	23,496	6.7%	36,561	(14,482)	22,079	6.7%
Other	50,189	(302)	49,887	5.0%	11,982	(241)	11,741	5.0%
Total	698,662	(359,723)	338,939	11.2%	637,675	(346,518)	291,157	11.1%

(b)       Changes

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	December 31,2022
Land	94,213	—	15	—	—	94,228
Buildings	45,498	4,657	(976)	(45)	(1,166)	47,968
Equipment	115,154	27,849	1,988	(781)	(23,345)	120,865
Transportation equipment	2,472	175	658	(3)	(807)	2,495
Furniture and fixtures	22,079	2,646	394	(149)	(1,474)	23,496
Other	11,741	38,341	(30)	(78)	(87)	49,887
Total	291,157	73,668	2,049	(1,056)	(26,879)	338,939

	December 31,2020	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2021
Land	94,213	—	—	—	—	94,213
Buildings	45,347	3,181	(1,965)	(5)	(1,060)	45,498
Equipment	101,016	38,807	(3,398)	(365)	(20,906)	115,154
Transportation equipment	2,969	97	69	—	(663)	2,472
Furniture and fixtures	17,419	4,477	1,647	(206)	(1,258)	22,079
Other	7,287	3,719	865	—	(130)	11,741
Total	268,251	50,281	(2,782)	(576)	(24,017)	291,157

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2020
Land	92,962	—	1,251	—	—	94,213
Buildings	41,705	5,430	(713)	—	(1,075)	45,347
Equipment	152,273	26,055	(49,188)	(174)	(27,950)	101,016
Transportation equipment	1,984	298	1,351	—	(664)	2,969
Furniture and fixtures	18,219	4,087	(3,712)	(103)	(1,072)	17,419
Other	7,250	6,537	(6,446)	—	(54)	7,287
Total	314,393	42,407	(57,457)	(277)	(30,815)	268,251

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

17	Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	67,681	113,131	45,450	113,049	158,499
14th issue debentures	—	—	—	25,388	—	25,388
17th issue debentures	144,632	—	144,632	102,252	101,982	204,234
18th issue debentures	49,937	45,649	95,586	48,479	92,677	141,156
21st issue debentures	—	—	—	174,849	—	174,849
22nd issue debentures	199,901	326,433	526,334	200,000	508,530	708,530
23rd issue debentures	—	864,910	864,910	—	864,776	864,776
24th issue debentures	—	488,478	488,478	—	461,350	461,350
26th issue debentures	—	1,239,645	1,239,645	—	1,168,317	1,168,317
27th issue debentures	299,614	698,339	997,953	—	997,433	997,433
28th issue debentures	—	1,197,756	1,197,756	—	1,197,395	1,197,395
29th issue debentures	—	1,275,295	1,275,295	—	1,230,602	1,230,602
30th issue debentures	—	998,110	998,110	—	—	—
Brazilian Federal Savings Bank	99,767	1,422,145	1,521,912	98,784	1,380,170	1,478,954
Brazilian Development Bank - BNDES PAC	6,736	—	6,736	13,394	6,665	20,059
Brazilian Development Bank - BNDES PAC II 9751	7,214	23,344	30,558	7,161	30,308	37,469
Brazilian Development Bank - BNDES PAC II 9752	4,887	15,884	20,771	4,851	20,619	25,470
Brazilian Development Bank - BNDES ONDA LIMPA	26,949	33,617	60,566	26,751	60,089	86,840
Brazilian Development Bank - BNDES TIETÊ III	154,437	656,264	810,701	117,593	617,251	734,844
Brazilian Development Bank - BNDES 2015	33,807	390,127	423,934	33,558	420,685	454,243
Brazilian Development Bank - BNDES 2014	6,572	16,525	23,097	6,524	22,874	29,398
F-74

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Inter-American Development Bank - BID 2202	181,349	2,164,009	2,345,358	181,349	2,344,403	2,525,752
Inter-American Development Bank - BID INVEST	37,340	853,725	891,065	34,800	890,400	925,200
Inter-American Development Bank - BID INVEST 2022	14,100	452,085	466,185	—	—	—
International Finance Corporation - IFC	80,000	670,996	750,996	—	—	—
Leases (Concession Agreements, Program Contracts and Contract Assets)	44,453	313,391	357,844	36,640	360,671	397,311
Leases (Others)	72,109	29,265	101,374	69,306	56,663	125,969
Other	6,241	5,867	12,108	4,790	9,274	14,064
Interest and charges	417,878	—	417,878	239,581	—	239,581
Total in local currency	1,933,373	14,249,540	16,182,913	1,471,500	12,956,183	14,427,683
Borrowings and financing outstanding balance	December 31, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$30,834 thousand (US$41,112 thousand in December 2021)	53,628	107,256	160,884	57,357	172,071	229,428
Inter-American Development Bank - BID 4623 – US$74,299 thousand (US$30,329 thousand in December 2021)	—	367,441	367,441	—	155,192	155,192
International Bank of Reconstruction and Development -BIRDs 7662 e 8906 – US$78,197 thousand (US$76,712 thousand in December 2021)	31,722	365,648	397,370	33,927	386,328	420,255
JICA 15 – ¥8,067,010 thousand (¥9,219,440 thousand in December 2021)	45,602	273,610	319,212	55,858	391,008	446,866
JICA 18 – ¥7,253,120 thousand (¥8,289,280 thousand in December 2021)	41,001	245,865	286,866	50,223	351,398	401,621
JICA 17 – ¥3,753,048 thousand (¥3,706,564 thousand in December 2021)	11,424	136,227	147,651	12,833	165,900	178,733
JICA 19 – ¥26,296,011 thousand (¥28,109,529 thousand in December 2021)	71,761	967,124	1,038,885	87,901	1,272,803	1,360,704
BID 1983AB – US$7,692 thousand (US$15,385 thousand in December 2021)	39,962	—	39,962	42,927	42,336	85,263
Interest and charges	17,487	—	17,487	18,091	—	18,091
Total in foreign currency	312,587	2,463,171	2,775,758	359,117	2,937,036	3,296,153

Total borrowings and financing	2,245,960	16,712,711	18,958,671	1,830,617	15,893,219	17,723,836

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Exchange rate as of December 31, 2022: US$5.2177; ¥0.03957 (as of December 31, 2021: US$5.5805; ¥0.04847).

As of December 31, 2022, the Company did not have balances of borrowings and financing, raised during the year, to mature within 12 months.

F-76

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75% (Series 1) and 4.5% (Series 2) and 4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% e CDI+ 0.90%
22nd issue debentures	Own funds	2025	CDI +0.58% (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
23rd issue debentures	Own funds	2027	CDI +0.49% (Series 1) and CDI + 0.63% (Series 2)
24th issue debentures	Own funds	2029	3.20% (Series 1) and 3.37% (Series 2)	IPCA (Series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI +1.60% (Series 1) and CDI + 1.80% (Series 2) and 2.25% (Series 3)
28th issue debentures	Own funds	2028	CDI +1.20% (Series 1) and CDI + 1.44% (Series 2) and 1.60% (Series 3)
29th issue debentures	Own funds	2036	CDI +1.29% (Series 1) and 5.3058% (Series 2) and 5.4478% (Series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI +1.30% (Series 1) and 1.58% (Series 2)
Brazilian Federal Savings Bank	Own funds	2023/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP+1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
F-77

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP+2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP+1.76%
Inter-American Development Bank – BID 2202	Government	2035	CDI+0.86%
Inter-American Development Bank – BID INVEST	Own funds	2034	CDI+1.90% and CDI+2.70%
Inter-American Development Bank – BID INVEST 2022	Own funds	2036	CDI+2.50%
International Finance Corporation – IFC	Own funds	2032	CDI+2.00%
Leases (Concession Agreements, Program Contracts and Contract Assets)		2035	7.73% to 10.12%	IPC
Leases (Others)		2027	5.20% to 15.39%
Other	Own funds	2025	3% (FEHIDRO) and TJLP + 1.5% (FINEP)

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 - US$30,834 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 4623 - US$74,299 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development – BIRDs 7662 and 8906 - US$78,197 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥8,067,010 thousand	Government	2029	1.8% and 2.5%	Yen
F-78

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

JICA 18 – ¥7,253,120 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥3,753,048 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥26,296,011 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$7,692 thousand	-	2023	2.08% to 2.38% (*)	US$

(*)	Rates comprising SOFR + contractually defined spread.

(i)       Payment schedule – book value as of December 31, 2022

	2023	2024	2025	2026	2027	2028	2029 to 2044	TOTAL
LOCAL CURRENCY
Debentures	739,534	1,072,853	1,203,451	1,082,322	1,700,765	644,748	1,498,157	7,941,830
Brazilian Federal Savings Bank	99,767	99,270	105,476	112,071	119,068	126,371	859,889	1,521,912
BNDES	240,602	233,867	213,586	203,726	191,168	72,322	221,092	1,376,363
BID 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,257,264	2,345,358
BID INVEST	37,340	39,550	44,300	106,390	108,728	143,591	411,166	891,065
BID INVEST 2022	14,100	14,100	38,275	38,431	38,431	38,431	284,417	466,185
IFC	80,000	80,000	80,000	80,000	80,000	80,000	270,996	750,996
Leases (Concession Agreements, Program Contracts and Contract Assets)	44,453	46,638	45,839	30,769	33,767	33,968	122,410	357,844
Leases (Others)	72,109	15,580	9,248	3,972	465	—	—	101,374
Other	6,241	2,979	2,746	142	—	—	—	12,108
Interest and charges	417,878	—	—	—	—	—	—	417,878
F-79

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

TOTAL IN LOCAL CURRENCY	1,933,373	1,786,186	1,924,270	1,839,172	2,453,741	1,320,780	4,925,391	16,182,913
FOREIGN CURRENCY
BID	53,628	53,628	63,830	20,403	20,403	20,403	296,030	528,325
BIRD	31,722	31,722	31,722	31,722	31,722	31,722	207,038	397,370
JICA	169,788	169,787	169,787	169,787	169,787	169,787	773,891	1,792,614
BID 1983AB	39,962	—	—	—	—	—	—	39,962
Interest and charges	17,487	—	—	—	—	—	—	17,487
TOTAL IN FOREIGN CURRENCY	312,587	255,137	265,339	221,912	221,912	221,912	1,276,959	2,775,758
Overall Total	2,245,960	2,041,323	2,189,609	2,061,084	2,675,653	1,542,692	6,202,350	18,958,671

(ii)       Changes

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	—	1,000,000	(4,320)	165,879	—	(712,966)	(563,504)	544,116	257,951	11,242	8,166,366
Brazilian Federal Savings Bank	1,483,113	—	119,437	—	17,247	7,131	(117,041)	(100,855)	80,422	36,731	—	1,526,185
BNDES	1,392,844	—	200,000	—	7,020	3,117	(104,596)	(222,353)	67,311	37,391	259	1,380,993
BID 2202	2,589,442	—	—	—	—	—	(281,971)	(181,349)	98,574	224,899	955	2,450,550
BID INVEST	956,942	—	—	—	—	—	(108,921)	(34,800)	129,733	—	665	943,619
IFC	—	—	760,000	(9,385)	—	—	(24,978)	—	—	48,507	381	774,525
BID INVEST 2022	—	—	470,000	(3,922)	—	—	(30,698)	—	33,840	—	107	469,327
F-80

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Leases (Concession Agreements, Program Contracts and Contract Assets)	397,311	—	—	—	—	—	(54,390)	(39,467)	54,390	—	—	357,844
Leases (Others)	125,969	42,182	—	—	—	—	(17,659)	(84,437)	35,319	—	—	101,374
Other	14,094	—	3,654	—	56	2	(789)	(5,669)	748	34	—	12,130
TOTAL IN LOCAL CURRENCY	14,427,683	42,182	2,553,091	(17,627)	190,202	10,250	(1,454,009)	(1,232,434)	1,044,453	605,513	13,609	16,182,913

FOREIGN CURRENCY
BIDs	387,837	—	226,497	(6,732)	(20,355)	—	(12,581)	(56,273)	13,733	—	567	532,693
BIRD	420,881	—	39,417	(3,166)	(28,665)	61	(3,779)	(30,895)	5,525	20	363	399,762
JICA	2,401,887	—	15,546	—	(437,296)	3,243	(33,167)	(177,007)	26,597	3,102	204	1,803,109
BID 1983AB	85,548	—	—	—	(5,602)	—	(1,952)	(40,115)	1,284	614	417	40,194
TOTAL IN FOREIGN CURRENCY	3,296,153	—	281,460	(9,898)	(491,918)	3,304	(51,479)	(304,290)	47,139	3,736	1,551	2,775,758
TOTAL	17,723,836	42,182	2,834,551	(27,525)	(301,716)	13,554	(1,505,488)	(1,536,724)	1,091,592	609,249	15,160	18,958,671

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	—	2,450,000	(25,717)	225,106	—	(387,618)	(1,963,282)	258,114	139,563	15,298	7,467,968
Brazilian Federal Savings Bank	1,418,832	—	156,488	—	685	—	(113,030)	(93,064)	79,966	33,236	—	1,483,113
BNDES	1,370,902	—	207,136	—	—	—	(88,084)	(186,179)	51,122	37,688	259	1,392,844
BID 2202	2,730,195	—	—	—	—	—	(97,829)	(181,349)	63,964	73,506	955	2,589,442
BID INVEST	944,513	—	—	—	—	—	(33,276)	(18,340)	63,380	—	665	956,942
F-81

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Leases (Concession Agreements, Program Contracts and Contract Assets)	428,743	—	—	—	—	—	(52,250)	(31,432)	52,250	—	—	397,311
Leases (Others)	45,876	140,187	—	—	—	—	(15,782)	(76,013)	31,701	—	—	125,969
Other	15,197	—	2,921	(32)	—	—	(718)	(3,986)	690	22	—	14,094
TOTAL IN LOCAL CURRENCY	13,710,762	140,187	2,816,545	(25,749)	225,791	—	(788,587)	(2,553,645)	601,187	284,015	17,177	14,427,683

FOREIGN CURRENCY
BIDs	317,302	—	108,728	(7,620)	22,979	—	(8,488)	(53,197)	7,936	—	197	387,837
BIRD	426,860	—	—	(3,377)	30,814	—	(2,481)	(32,965)	1,789	—	241	420,881
JICA	2,684,321	—	34,360	(76)	(108,851)	10,198	(43,184)	(216,190)	35,315	5,802	192	2,401,887
BID 1983AB	119,379	—	—	—	6,536	—	(2,705)	(40,607)	1,753	777	415	85,548
TOTAL IN FOREIGN CURRENCY	3,547,862	—	143,088	(11,073)	(48,522)	10,198	(56,858)	(342,959)	46,793	6,579	1,045	3,296,153
TOTAL	17,258,624	140,187	2,959,633	(36,822)	177,269	10,198	(845,445)	(2,896,604)	647,980	290,594	18,222	17,723,836

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	—	—	3,507,640	(52,328)	86,939	—	(161,494)	(572,871)	201,150	26,073	10,167	6,756,504
Brazilian Federal Savings Bank	1,429,250	—	—	74,485	—	—	—	(111,601)	(84,821)	73,067	38,452	—	1,418,832
BNDES	1,201,411	—	—	213,514	—	—	—	(47,164)	(81,213)	47,668	36,427	259	1,370,902
BID 2202	—	2,807,371	—	—	—	—	—	(37,613)	(90,674)	22,668	27,886	557	2,730,195
BID INVEST	—	—	—	950,000	(7,125)	—	—	—	—	1,638	—	—	944,513
F-82

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

F-83

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(a)        Main events in 2022

(i)	Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple and unsecured debentures, not convertible into shares, in up to two series, according to CVM Instruction 476/2009. The funds raised from the issue were used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

The 30th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	03/2027	CDI + 1.30 p.a.
Series 2	R$ 500,000	03/2029	CDI + 1.58 p.a.

•	The covenants agreed for the 30th issues debentures are:

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

The contracts have a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 182 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

F-84

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

In the first quarter of 2022, the Company paid the final amortization of the 14th issue debentures, totaling R$ 27.6 million, of which R$ 25.7 million in principal and R$ 1.9 million in interest.

In the second quarter of 2022, the Company paid the final amortization of the 21st issue debentures, totaling R$ 185.1 million, of which R$ 175.0 million in principal and R$ 10.1 million in interest.

IDB INVEST 2022

On July 15, 2022, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds raised from this contract will be exclusively used to cover the costs of the Tietê River Cleaning Project.

The principal will be amortized in semi-annual payments in June and December, starting in June 2023 and ending in June 2036. Interests mature semi-annually in December and June, starting in December 2022 and ending in June 2036, at CDI + 2.5% p.a.

●	The covenants agreed upon for IDB INVEST 2022 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

International Finance Corporation (IFC)

On July 27, 2022, the Company raised R$ 760.0 million with the International Finance Corporation (IFC).

The funds raised will be used to finance:

●	the capital expenses related to the New Pinheiros River program;
●	the capital expenses to improve sanitation in the São Paulo coastal regions; and
F-85

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated
●	the capital expenses to improve water supply in municipalities of the São Paulo coastal region and suburbs of the São Paulo municipality.

The principal will be amortized in semi-annual payments in April and October, starting in April 2023 and ending in April 2032. Interests mature semi-annually in October and April, starting in October 2022 and ending in April 2032, at CDI + 2.0% p.a.

●	The covenants agreed upon for IFC are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

(b)       Leases

The Company has work service agreements which includes specific assets under lease terms. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 15 (f)).

(c)       Financial commitments - Covenants

The table below shows the more restrictive covenants ratios as of December 31, 2022.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
F-86

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2022 and 2021, the Company met the financial debt covenants as set forth by its borrowing and financing agreements.

(d)        Borrowings and financing – Credit Limits

Agent	December 31, 2022
(in millions of reais (*)
Brazilian Federal Savings Bank	1,079
Brazilian Development Bank – BNDES	255
Inter-American Development Bank – BID	1,178
International Bank for Reconstruction and Development - IBRD	1,259
Other	18
TOTAL	3,789

(*)	Brazilian Central Bank’s exchange sell rate as of December 30, 2022 (US$ 1.00 = R$ 5.2177; ¥ 1.00 = R$ 0.03957).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

18	Taxes recoverable/payable

(a)        Current assets

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021
Recoverable taxes
Income tax and social contribution	206,517	259,902
Withholding income tax (IRRF) on financial investments	33,283	13,041
Other federal taxes	3,106	3,161
Total	242,906	276,104

(b)       Current liabilities

	December 31, 2022	December 31, 2021
Taxes and contributions payable
Cofins and Pasep	134,624	111,963
INSS (social security contribution)	44,515	39,902
IRRF (withholding income tax)	63,361	49,468
Other	50,961	55,797
Total	293,461	257,130

On February 08, 2023, the Federal Supreme Court (STF) unanimously decided that a final decision favorable to companies on taxes paid on a continuous base would lose its effects if the STF later rules against it.

The Company analyzed the matter judged in this decision, which covers Social Contribution on Net Profit, as well as other taxes that fit into the decision granted, and did not identify any impact on the Financial Statements.

19	Deferred taxes and contributions

(a)	Statement of financial position details

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021
Deferred income tax assets
Provisions	560,404	503,374
Pension obligations - G1	141,606	150,577
Donations of underlying asset on concession agreements	46,088	47,589
Credit losses	199,363	183,963
Other	171,798	127,092
Total deferred tax assets	1,119,259	1,012,595

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	(368,235)
Capitalization of borrowing costs	(457,669)	(404,931)
Profit on supply to government entities	(346,650)	(353,262)
Actuarial gain/loss – G1 Plan	(93,561)	(109,271)
Construction margin	(43,323)	(46,079)
Borrowing costs	(13,517)	(14,556)
Total deferred tax liabilities	(1,308,537)	(1,296,334)

Deferred tax assets (liabilities), net	(189,278)	(283,739)

(b)       Realization

	December 31, 2022	December 31, 2021
Deferred income tax assets
to be realized within 12 months	318,965	280,373
to be realized after one year	800,294	732,222
Total deferred tax asset	1,119,259	1,012,595
Deferred income tax liabilities
to be realized within 12 months	(25,746)	(31,777)
to be realized after one year	(1,282,791)	(1,264,557)
Total deferred tax liabilities	(1,308,537)	(1,296,334)
Deferred tax liability, net	(189,278)	(283,739)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(c)       Changes

Deferred income tax assets	December 31, 2021	Variação líquida	December 31, 2022
Provisions	503,374	57,030	560,404
Pension obligations - G1	150,577	(8,971)	141,606
Donations of underlying asset on concession agreements	47,589	(1,501)	46,088
Credit losses	183,963	15,400	199,363
Other	127,092	44,706	171,798
Total	1,012,595	106,664	1,119,259

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	14,418	(353,817)
Capitalization of borrowing costs	(404,931)	(52,738)	(457,669)
Profit on supply to governmental entities	(353,262)	6,612	(346,650)
Actuarial (gain)/loss – G1	(109,271)	15,710	(93,561)
Construction margin	(46,079)	2,756	(43,323)
Borrowing costs	(14,556)	1,039	(13,517)
Total	(1,296,334)	(12,203)	(1,308,537)

Deferred tax liabilities, net	(283,739)	94,461	(189,278)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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
F-91

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021	December 31, 2020

Opening balance	(283,739)	(320,716)	(433,996)
Net change in the year:
- corresponding entry to the income statement	78,751	97,269	108,037
- corresponding entry to valuation adjustments to equity (Note 22)	15,710	(60,292)	5,243

Total net change	94,461	36,977	113,280
Closing balance	(189,278)	(283,739)	(320,716)

(d)       Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021	December 31, 2020

Profit before income taxes	4,272,750	3,170,156	1,326,002
Statutory rate	34%	34%	34%

Estimated expense at the statutory rate	(1,452,735)	(1,077,853)	(450,841)
Tax benefit of interest on equity	284,920	200,073	126,604
Permanent differences
Provision – Law 4,819/1958 – G0 (i)	(26,786)	(22,640)	(37,675)
Donations	(16,588)	(16,723)	(8,672)
Other differences	59,706	52,856	17,900

Income tax and social contribution	(1,151,483)	(864,287)	(352,684)

Current income tax and social contribution	(1,230,234)	(961,556)	(460,721)
Deferred income tax and social contribution	78,751	97,269	108,037
Effective rate	27%	27%	27%

(i)	Permanent difference related to the provision for actuarial liability (Note 22 (ii) and (v)).

20	Provisions

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022			December 31, 2021
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	151,023	(6,226)	144,797	168,258	(10,780)	157,478
Supplier claims (ii)	257,080	(53)	257,027	477,854	(123)	477,731
Other civil claims (iii)	99,462	(1,131)	98,331	95,601	(2,523)	93,078
Tax claims (iv)	79,532	(16,037)	63,495	57,509	(2,693)	54,816
Labor claims (v)	654,277	(13,979)	640,298	349,962	(15,864)	334,098
Environmental claims (vi)	406,872	(36)	406,836	331,326	(34)	331,292
Total	1,648,246	(37,462)	1,610,784	1,480,510	(32,017)	1,448,493

Current	924,038	—	924,038	809,821	—	809,821
Noncurrent	724,208	(37,462)	686,746	670,689	(32,017)	638,672

(II) Changes

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used(reversal)	December 31,2022
Customer claims (i)	168,258	12,258	21,316	(29,363)	(21,446)	151,023
Supplier claims (ii)	477,854	78,481	56,934	(309,321)	(46,868)	257,080
Other civil claims (iii)	95,601	22,485	13,708	(9,248)	(23,084)	99,462
Tax claims (iv)	57,509	18,216	7,837	(1,568)	(2,462)	79,532
Labor claims (v)	349,962	307,352	131,139	(76,884)	(57,292)	654,277
Environmental claims (vi)	331,326	38,632	48,511	(300)	(11,297)	406,872
Subtotal	1,480,510	477,424	279,445	(426,684)	(162,449)	1,648,246
Escrow deposits	(32,017)	(55,546)	(4,779)	13,832	41,048	(37,462)
Total	1,448,493	421,878	274,666	(412,852)	(121,401)	1,610,784

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(b)       Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of escrow deposits, are represented as follows:

	December 31, 2022	December 31, 2021
Customer claims (i)	200,966	173,875
Supplier claims (ii)	1,147,606	1,521,935
Other civil claims (iii)	1,146,048	852,735
Tax claims (iv)	1,869,583	1,548,781
Labor claims (v)	1,471,423	1,095,841
Environmental claims (vi)	3,302,843	3,201,716
Total	9,138,469	8,394,883

(c)       Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 957,199 (R$ 857,688 as of December 31, 2021), which are currently subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that may be taxed by the Municipality. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice. The decision of the appeal filed was favorable to the Company. Special and extraordinary appeals of the Municipality are pending decision. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice. The Company deemed the lawsuit as contingent liabilities.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)       Other concession-related legal proceedings

The Company is a party to concessions-related legal proceedings, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or by the right to continue operating said services.

The amount recorded as indemnities receivable in noncurrent assets, referring to municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra and Itapira was R$ 27,539 as December 31, 2022 (R$ 27,539 as of December 31, 2021), with allowance for doubtful accounts in the full amount recorded. None of the above-mentioned municipalities are operated by the Company. When a municipality is awarded a final an unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

(e)       Environmental lawsuits with settlements

In 2022, the Company executed court agreements totaling R$ 308,134. Of this amount, R$ 302,873 corresponds to the performance of works and R$ 5,261 to environmental compensations, the latter being recorded in Liabilities as “other liabilities”.

(f) Guarantee insurance for escrow deposit

On May 25, 2022, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2022, R$ 432.2 million was available for use.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

21	Labor and social obligations

	December 31, 2022	December 31, 2021
Salaries and payroll charges	70,089	58,591
Provision for vacation	254,469	226,127
Healthcare plan (i)	70,136	45,915
Provision for profit sharing (ii)	96,227	88,376
Consent Decree (TAC)	6,114	5,723
Knowledge Retention Program (PRC)	1,469	1,884
Total	498,504	426,616

(i)       Health plan – Medical Assistance

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions SABESP and the employees. In 2022, the Company contributed 8.8%, on average, of gross payroll, totaling R$ 272,460 (8.50% in 2021, totaling R$ 232,850).

(ii) Profit sharing

The profit sharing program was implemented in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December, and should be paid in the subsequent year.

22	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation expenses with such plans in item (v).

Statements of defined benefit plans

Summary of pension obligations – Liabilities

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,715,388)	(2,002,075)	(4,717,463)	(2,764,027)	(2,192,062)	(4,956,089)
Fair value of the plan’s assets	2,567,272	—	2,567,272	2,634,427	—	2,634,427

Total pension plan obligations (deficit)	(148,116)	(2,002,075)	(2,150,191)	(129,600)	(2,192,062)	(2,321,662)

Changes in Liabilities

	December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,764,027)	(2,192,062)	(4,956,089)	(3,112,980)	(2,549,541)	(5,662,521)
Current service cost	(35,020)	—	(35,020)	(32,777)	—	(32,777)
Interest costs	(231,745)	(176,953)	(408,698)	(205,707)	(158,244)	(363,951)
Actuarial (gains)/losses recorded as other comprehensive income	126,626	161,766	288,392	414,823	330,337	745,160
Benefits paid	188,778	205,174	393,952	172,614	185,386	358,000
Defined benefit obligation, end of the year	(2,715,388)	(2,002,075)	(4,717,463)	(2,764,027)	(2,192,062)	(4,956,089)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,634,427	—	2,634,427	2,793,927	—	2,793,927
Expected return of the plan’s assets	221,079	—	221,079	184,687	—	184,687
Company’s contributions	39,377	—	39,377	35,368	—	35,368
Participant’s contributions	34,000	—	34,000	30,551	—	30,551
Benefits paid	(188,778)	—	(188,778)	(172,614)	—	(172,614)
Actuarial gains/(losses) recorded as other comprehensive income	(172,833)	—	(172,833)	(237,492)	—	(237,492)
Fair value of the plan’s assets, end of the year	2,567,272	—	2,567,272	2,634,427	—	2,634,427

Total pension plan obligations (deficit)	(148,116)	(2,002,075)	(2,150,191)	(129,600)	(2,192,062)	(2,321,662)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Changes in equity - Other comprehensive income

Pursuant to IAS 19, the Company recognized gains/(losses), from changes in actuarial assumptions under equity, such as equity valuation adjustments, as shown below:

	December 31, 2022			December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on obligations	126,626	161,766	288,392	414,823	330,337	745,160	64,637	521,331	585,968
Actuarial gains/(losses) recorded as other comprehensive income	(172,833)	—	(172,833)	(237,492)	—	(237,492)	(80,059)	—	(80,059)
Total gains/(losses)	(46,207)	161,766	115,559	177,331	330,337	507,668	(15,422)	521,331	505,909
Deferred income tax and social contribution	15,710	—	15,710	(60,292)	—	(60,292)	5,243	—	5,243
Equity valuation adjustments	(30,497)	161,766	131,269	117,039	330,337	447,376	(10,179)	521,331	511,152

The amounts recognized in the year are as follows:

	December 31, 2022			December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of service, net	1,020	—	1,020	2,227	—	2,227	4,608	—	4,608
Interest cost rates	231,745	176,953	408,698	205,707	158,244	363,951	208,485	206,262	414,747
Expected return on the plan’s assets	(221,079)	—	(221,079)	(184,687)	—	(184,687)	(187,317)	—	(187,317)
Amount received from State of São Paulo (undisputed)	—	(98,174)	(98,174)	—	(91,657)	(91,657)	—	(95,452)	(95,452)
Total expenses	11,686	78,779	90,465	23,247	66,587	89,834	25,776	110,810	136,586

Obligations’ maturity:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022
	G1 Plan	G0 Plan
Payment of benefits expected in 2023	213,318	190,425
Payment of benefits expected in 2024	200,740	177,004
Payment of benefits expected in 2025	192,045	167,075
Payment of benefits expected in 2026	182,039	156,583
Payment of benefits expected in 2027 or after	1,927,246	1,310,988
Total	2,715,388	2,002,075
Duration	12.69 years	10.40 years

Actuarial assumptions:

	December 31, 2022		December 31, 2021		December 31, 2020
	G1 Plan	G0 Plan	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Discount rate – actual rate (NTN-B)	6.19% p.a.	6.15% p.a.	5.53% p.a.	5.26% p.a.	3.44% p.a.	3.07% p.a.
Inflation rate	5.31% p.a.	5.31% p.a.	3.00% p.a.	3.00% p.a.	3.25% p.a.	3.25% p.a.
Nominal rate of salary growth	7.42% p.a.	7.42% p.a.	5.06% p.a.	5.06% p.a.	5.32% p.a.	5.32% p.a.
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000

Sensitivity analysis

Sensitivity analysis of the defined benefit pension plan as of December 31, 2022 regarding the changes in the main assumptions are:

Impact on the present value of the defined benefit obligations
Assumption	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 215,825	Decrease of R$ 159,129
	Decrease of 1.0%	Increase of R$ 234,447	Increase of R$ 172,859
Life expectation	Increase of 1 year	Increase of R$ 59,778	Increase of R$ 83,050
	Decrease of 1 year	Decrease of R$ 58,505	Decrease of R$ 79,449
F-102

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Wage growth rate	Increase of 1.0%	Increase of R$ 38,898	Increase of R$ 894
	Decrease of 1.0%	Decrease of R$ 40,755	Decrease of R$ 937

(i)	G1 Plan

Managed by Sabesprev, this defined benefit plan (“G1 Plan”), receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

The active participants as of December 31, 2022 totaled 2,843 (2,930 as of December 31, 2021), while inactive participants were 8,089 (8,109 as of December 31, 2021).

The contributions of the Company and participants of the G1 Plan in 2022 were R$ 39,377 (R$ 35,368 in 2021) and R$ 34,000 (R$ 30,551 in 2021), respectively. Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 31,556 and R$ 26,168, respectively, in 2021 (R$ 28,829 and R$ 23,609, respectively, in 2021).

Estimated expenses for the coming year

2023
Cost of services, net	5,997
Regular and extraordinary contributions expected from participants	(36,521)
Interest costs	307,777
Net profitability on financial assets	(294,788)
Expenditures to be recognized by the employer	(17,535)

Plan’s assets

The plan’s investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

and independent financial advisors:

	December 31, 2022%		December 31, 2021%
Total fixed income	1,804,550	70.3	1,613,153	61.2
Total equities	136,582	5.3	261,665	9.9
Total structured investments	498,825	19.4	599,970	22.8
Other	127,315	5.0	159,639	6.1
Fair value of the plan’s assets	2,567,272	100	2,634,427	100

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

As of December 31, 2022, Sabesprev did not have financial assets issued by the Company in its own portfolio; however, said assets could have been part of the investment fund portfolio invested by the Foundation. The real estate held in the portfolio is not used by the Company.

On December 21, 2022, SABESP and SABESPREV, mutually agreed to execute an Admission of Debt Instrument, where SABESP recognizes as legitimate, valid, net, certain, and enforceable the debt related to its share of responsibility in the balancing of the deficit of SABESPREV’s Basic Benefits Plan (G1 Plan), collateralizing the Contract for Revenue Binding and Assignment of Credit Transfer, executed between the parties on February 9, 2023.

(ii)       G0 Plan

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan ". The Company pays these supplemental benefits on behalf of the State of São Paulo and makes claims for reimbursements from the State Government, which are recorded in the “Accounts receivable from related parties” line, limited to the amounts considered virtually certain that will be reimbursed by the State of São Paulo.

The number of active participants of Plan - Go as of December 31, 2022 was 8 (8 as of December 31, 2021). The number of beneficiaries, retirees and survivors as of December 31, 2022 was 1,750 (1,794 as of December 31, 2020).

Estimated expenses for 2023

2023

Interest cost rate	225,220
Expense to be recognized	225,220

(iii)       Sabesprev Mais Plan

As of December 31, 2022, this Defined Contribution Plan administered by Sabesprev had 9,365 active and assisted participants (9,463 as of December 31, 2021).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

(iv)       VIVEST

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2022, there were 58 participants (46 participants as of December 31, 2021).

(v)       Reconciliation of expenses with pension obligations

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	December 31, 2021	December 31, 2020

G1 Plan (i)	11,686	23,247	25,776
G0 Plan (ii)	78,779	66,587	110,810
Sabesprev Mais Plan (iii)	25,371	22,406	21,700
VIVEST Plan (iv)	326	160	58
Subtotal	116,162	112,400	158,344
Expenses capitalized in assets	(3,359)	(4,118)	(4,904)
Other	5,684	5,527	5,841
Pension plan obligations (Note 29)	118,487	113,809	159,281

23	Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of December 31, 2022 and 2021 were R$ 723,242 and R$ 469,027, respectively.

24	Equity

(a)        Share capital

As of December 31, 2022 and 2021, the authorized and fully subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2022		December 31, 2021
	Number of shares	%	Number of shares	%
State Department of Finance	343,506,664	50.3	343,506,664	50.3
Other shareholders
F-106

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

In Brazil (1)	257,339,417	37.6	234,965,971	34.4
Abroad (2) (3)	82,663,788	12.1	105,037,234	15.3

	683,509,869	100.0	683,509,869	100.0

(1)	As of December 31, 2022, the common shares traded in Brazil were held by 31,351 shareholders. It includes six shares held by Companhia Paulista de Parcerias (CPP), which is controlled by the São Paulo State Government.

(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for the Company's ADRs.

(3)	Each ADR corresponds to 1 share.

(b)       Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

	2022	2021	2020
Profit for the year	3,121,267	2,305,869	973,318
(-) Legal reserve - 5%	156,063	115,293	48,666

	2,965,204	2,190,576	924,652

Minimum mandatory dividend – 25%	741,301	547,645	231,163
Dividend per share and per ADS	1.08455	0.80122	0.33820

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

On April 28, 2022, the Shareholders’ General Meeting approved the distribution of complementary minimum dividends in the amount of R$ 96,700 related to 2021. Thus, the amount of R$ 55,631, related to the portion exceeding the minimum mandatory dividends of 25%, established in the bylaws, recorded in the 2021 equity under “Complementary minimum dividends” was transferred to current liabilities. These amounts started being paid in June 2022.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2023, in the amount of R$ 741,301 (R$ 547,645 in 2021) and complementary minimum dividends in the amount of R$ 130,857 (R$ 96,700 in 2021), totaling R$ 872,158 (R$ 644,345 in 2021), corresponding to R$ 1.2760 per common share (R$ 0.9427 in 2021), to be resolved on the Shareholders’ Meeting to be held on April 27, 2023. The amount exceeding the minimum mandatory dividend due in the year of R$ 130,857 (R$ 96,700 in 2021) was reclassified into equity to the “Complementary minimum dividends” account, this amount includes the withholding income tax of R$ 53,930 (R$ 41,069 in 2021).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 53,930 (R$ 41,069 in 2021) referring to withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2021 of R$ 741,725 (R$ 548,006 in 2021) refers to the amount of R$ 741,301 (R$ 547,645 in 2021) declared in 2022, net of withholding income tax and R$ 424 declared in prior years (R$ 361 in 2021).

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

As of December 31, 2022 and 2021, the balance of investment reserve totaled R$ 10,390,535 and R$ 8,297,489, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Pursuant to paragraph four of article 49 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-	its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock; and
II-	the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b)       to distribute dividends, at any moment;

c)       in share redemption, reimbursement or purchase transactions authorized by law;

d)       in incorporation of the capital stock.

(e)       Allocation of the profit for the year

		2022	2021	2020
Profit
(+)	Profit for the year	3,121,267	2,305,869	973,318
(-)	Legal reserve – 5%	156,063	115,293	48,666
(-)	Minimum mandatory dividends	741,301	547,645	231,163
(-)	Complementary minimum dividends	130,857	96,700	40,806
Investment reserve recorded		2,093,046	1,546,231	652,683

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$ 2,093,046 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(f)       Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(g)        Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution effects. See Note 22, the breakdown of amounts recorded in 2022 and 2021.

	G1 plan	G0 plan	Total

Balance as of December 31, 2021	212,114	(165,740)	46,374
Actuarial gains/(losses) for the year (Note 22)	(30,497)	161,766	131,269
Balance as of December 31, 2022	181,617	(3,974)	177,643

25	Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2022	2021	2020

Earnings attributable to Company’s owners	3,121,267	2,305,869	973,318
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.57	3.37	1.42

26	Operating segment information

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2022
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	18,629,959	4,863,752	23,493,711
Gross sales deductions	(1,437,991)	—	(1,437,991)
Net operating revenue	17,191,968	4,863,752	22,055,720
Costs, selling, general and administrative expenses	(12,689,051)	(4,754,383)	(17,443,434)
Income from operations before other operating expenses, net and equity accounting	4,502,917	109,369	4,612,286
Other operating income / (expenses), net			8,327
Equity accounting			24,551
Financial result, net			(372,414)
Income from operations before taxes			4,272,750
Depreciation and amortization	(2,450,849)	—	(2,450,849)

Result

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

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

Result

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	2020
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	15,157,780	3,716,616	18,874,396
Gross sales deductions	(1,076,855)	—	(1,076,855)
Net operating revenue	14,080,925	3,716,616	17,797,541
Costs, selling, general and administrative expenses	(9,796,821)	(3,630,139)	(13,426,960)
Income from operations before other operating expenses, net and equity accounting	4,284,104	86,477	4,370,581
Other operating income / (expenses), net			107,656
Equity accounting			14,136
Financial result, net			(3,166,371)
Income from operations before taxes			1,326,002
Depreciation and amortization	(2,037,112)	—	(2,037,112)

(i)	See note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additionals to long-lived asset information;

(ii)	Construction revenue and related costs not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (b).

27	Insurance
F-113

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. Insurance is contracted by means of bidding processes that count on the participation of the main Brazilian and international insurance companies operating in Brazil.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by our independent auditors.

As of December 31, 2022, the Company’s insurance was as follows:

Coverage

Specified risks – fire	2,185,827
Engineering risk	2,275,490
Guarantee insurance for escrow deposit and traditional guarantee (*)	600,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	149,630
Civil liability – operations	15,000
Other	29,038
Total	5,354,985

(*)	SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 167.8 thousand in policies with guarantee insurance were issued.

28	Operating revenue

(a) Revenue from sanitation services:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

	2022	2021	2020

Metropolitan Region of São Paulo	13,318,803	11,529,229	10,722,384
Regional Systems	5,311,156	4,774,977	4,435,396
Total	18,629,959	16,304,206	15,157,780

(b) Reconciliation from gross operating income to net operating income:

	2022	2021	2020

Revenue from sanitation services (i)	18,629,959	16,304,206	15,157,780
Construction revenue	4,863,752	4,376,739	3,716,616
Sales tax	(1,363,628)	(1,121,905)	(1,009,358)
Regulatory, Control and Oversight Fee (TRCF)	(74,363)	(67,979)	(67,497)
Net revenue	22,055,720	19,491,061	17,797,541

(i)	Includes the amount of R$ 92,232 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP (R$ 80,329 in 2021).

29	Operating costs and expenses

	2022	2021	2020
Operating costs
Salaries, payroll charges and benefits	(2,285,765)	(2,026,202)	(1,958,395)
Pension plan obligations	(29,796)	(36,771)	(37,281)
Construction costs (Note 26)	(4,754,383)	(4,278,337)	(3,630,139)
General supplies	(369,381)	(314,111)	(244,054)
Treatment supplies	(598,993)	(364,542)	(338,756)
Outsourced services	(1,724,347)	(1,517,196)	(1,251,839)
Electricity	(1,497,644)	(1,462,776)	(1,214,831)
F-115

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

General expenses	(831,503)	(717,352)	(622,113)
Depreciation and amortization	(2,259,091)	(2,082,755)	(1,882,259)
	(14,350,903)	(12,800,042)	(11,179,667)

Selling expenses
Salaries, payroll charges and benefits	(306,864)	(265,435)	(271,565)
Pension plan obligations	(4,021)	(4,868)	(5,059)
General supplies	(7,121)	(7,976)	(5,471)
Outsourced services	(418,632)	(343,763)	(290,512)
Electricity	(1,001)	(1,340)	(1,200)
General expenses	(107,313)	(136,107)	(118,278)
Depreciation and amortization	(67,015)	(66,390)	(59,201)
	(911,967)	(825,879)	(751,286)

Bad debt expense, net of recoveries (Note 10 (c))	(782,057)	(643,730)	(444,826)

Administrative expenses
Salaries, payroll charges and benefits	(284,562)	(250,557)	(257,829)
Pension plan obligations	(84,670)	(72,170)	(116,941)
General supplies	(23,664)	(11,209)	(14,237)
Outsourced services	(250,293)	(250,801)	(230,054)
Electricity	(1,896)	(1,715)	(1,359)
General expenses	(548,626)	(357,564)	(257,693)
Depreciation and amortization	(124,743)	(104,177)	(95,652)
Tax expenses	(80,053)	(75,876)	(77,416)
	(1,398,507)	(1,124,069)	(1,051,181)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,877,191)	(2,542,194)	(2,487,789)
F-116

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Pension obligations	(118,487)	(113,809)	(159,281)
Construction costs (Note 26)	(4,754,383)	(4,278,337)	(3,630,139)
General supplies	(400,166)	(333,296)	(263,762)
Treatment supplies	(598,993)	(364,542)	(338,756)
Outsourced services	(2,393,272)	(2,111,760)	(1,772,405)
Electricity	(1,500,541)	(1,465,831)	(1,217,390)
General expenses	(1,487,442)	(1,211,023)	(998,084)
Depreciation and amortization	(2,450,849)	(2,253,322)	(2,037,112)
Tax expenses	(80,053)	(75,876)	(77,416)
Bad debt expense, net of recoveries (Note 10 (c))	(782,057)	(643,730)	(444,826)
	(17,443,434)	(15,393,720)	(13,426,960)

30	Financial Income (Expenses)

	2022	2021	2020
Financial expenses
Interest and charges on borrowings and financing – local currency	(954,744)	(517,235)	(348,050)
Interest and charges on borrowings and financing – foreign currency	(47,139)	(46,793)	(136,257)
Other financial expenses	(364,117)	(315,013)	(328,413)
Income tax over international remittance	—	—	(15,134)
Inflation adjustment on borrowings and financing	(190,202)	(225,791)	(86,938)
Other inflation adjustments	(183,966)	(172,632)	(142,313)
Interest and inflation adjustments on provisions	(216,098)	(170,831)	(267,654)
Total financial expenses	(1,956,266)	(1,448,295)	(1,324,759)

Financial income
Inflation adjustment gains	541,516	198,907	120,957
F-117

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Income on financial investments	417,129	150,632	75,522
Interest income	195,274	145,866	162,576
Cofins and Pasep	(62,405)	(23,038)	(22,328)
Other	17	41	4
Total financial income	1,091,531	472,408	336,731

Financial income (expenses), net before exchange rate changes	(864,735)	(975,887)	(988,028)

Exchange gains (losses)
Exchange rate changes on borrowings and financing	491,918	48,522	(2,180,241)
Exchange rate changes on assets	301	(36)	1,894
Other exchange rate changes	102	(22)	4
Exchange rate changes, net	492,321	48,464	(2,178,343)

Financial income (expenses), net	(372,414)	(927,423)	(3,166,371)

31	Other operating income (expenses), net

	2022	2021	2020

Other operating income, net	64,638	71,877	70,288
Other operating expenses	(56,311)	(93,718)	37,368

Other operating income (expenses), net	8,327	(21,841)	107,656

Other operating income includes revenue from the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

F-118

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Other operating expenses usually record the derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main unrecorded committed amounts as of December 31, 2020:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,476,267	1,379,448	271,242	657,401	3,784,358
Contractual obligations – Investments	3,091,768	3,125,523	1,153,532	172,782	7,543,605
Total	4,568,035	4,504,971	1,424,774	830,183	11,327,963

33	Supplemental cash flow information

	2022	2021	2020

Total additions to contract assets (Note 14)	5,240,528	4,759,789	3,948,158
Total additions to intangible assets (Note 15 (b))	75,400	172,961	411,285

Items not affecting cash (see breakdown below)	(1,765,391)	(1,236,081)	(1,095,786)

Total additions to intangible assets as per statement of cash flows	3,550,537	3,696,669	3,299,657

F-119

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	622,803	300,792	238,330
Contractors payable	414,645	218,523	142,514
Program contract commitments	—	—	4,422
Performance agreements	576,392	478,177	314,720
Right of use	42,182	140,187	28,549
Construction margin (Note 26)	109,369	98,402	85,976
Agreement with the municipality of Mauá	—	—	280,774
Total	1,765,391	1,236,081	1,095,786

34	Events after the reporting period

●	Replacement of the CEO

On January 12, 2023, the Board of Directors elected Mr. André Gustavo Salcedo Teixeira Mendes as CEO of the Company, replacing Mr. Benedito Pinto Ferreira Braga Junior. Additionally, under paragraph 2 of article 8 and article 12 of the Bylaws, Mr. André Gustavo Salcedo Teixeira Mendes will be part of the Board of Directors as long as he holds office as CEO.

●	Election of new Executive Board members

At a meeting held on January 30, 2023, the new members elected for the Executive Board were:

(i) Mr. Bruno Magalhães D’Abadia, as Technology, Project, and Environment Officer, to replace Mr. Alceu Segamarchi Junior;

(ii) Mr. Roberval Tavares de Souza, as Regional Systems Officer, to replace Mr. Antônio Carlos Teixeira;

F-120

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements Years ended December 31, 2022, 2021 and 2020 Amounts in thousands of reais, unless otherwise indicated

(iii) Ms. Paula Alessandra Bonin Costa Violante, as Metropolitan Officer, to replace Mr. Ricardo Daruiz Borsari.

Furthermore, on February 9, 2023, the Board of Directors elected new members for the Executive Board:

(i) Ms. Catia Cristina Teixeira Pereira, as Chief Economic, Financial, and Investor Relations Officer, as of March 1, 2023;

(ii) Ms. Sabrina de Menezes Correa Furstenau Sabino, as Chief Corporate Management Officer.

Finally, further to the Material Fact disclosed on January 30, 2023, the Company informs that the Board of Directors rectified the resolution regarding the positions to be held on the Executive Board on that date, whereby the Executive Officers elected at that meeting will now be responsible for the following Offices:

●	Mr. Bruno Magalhães D’Abadia, Regional Systems Board
●	Mr. Roberval Tavares de Souza, Metropolitan Board
●	Ms. Paula Alessandra Bonin Costa Violante, Technology, Project, and Environment Board
●	Amendment to the Extraordinary Tariff Revision

On February 16, 2023, the São Paulo State Utility Services Regulatory Agency (ARSESP) approved an amended schedule of the Extraordinary Tariff Revision, as follows:

Stages	Date
Publication of the Preliminary Technical Note of SABESP’s Extraordinary Tariff Revision	12/22/2022
Public Consultation	12/22/2022 to 01/06/2023
Public Hearing	01/05/2023
Publication of the Detailed Report	03/06/2023
Publication of the Final Technical Note and Resolution of SABESP’s Extraordinary Tariff Revision	Until 04/08/2023

F-121

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2022, 2021 and 2020

Amounts in thousands of reais, unless otherwise indicated

●	Extraordinary Tariff Revision Result and Annual Tariff Readjustment

On April 6, 2023, in continuity to the Material Facts released on December 21, 2022 and February 16, 2023, SABESP informed its shareholders and the market in general that, the São Paulo State Utility Services Regulatory Agency (ARSESP) released Resolution nº 1,394/2023 related to the Extraordinary Tariff Revision and the Resolution nº 1,395/2023, which presents the new tariff values, authorizing the Company to apply a total tariff readjustment of 9.5609% to its current tariffs, result of the following composition:

  Inflation Index (February/2022 to February/2023) of 5.5964%;
  Efficiency factor (X factor) of 0.2142%;
  General Quality Index (GQI 2023) of 0.1280% to be discounted;
  Result of the Extraodinary Tariff Revision of 5.5532%;
  Compensatory Adjustment (referring to FY2021) of 1.4040% to be discounted.
●	Contract with International Finance Corporation – IFC

On April 7, 2023, SABESP informed its shareholders and the market in general, the ratification of the unenforceability of the bidding process for hiring specialized technical services to provide support and consultancy to the State in carrying out studies on SABESP's Privatization was published in the Official Gazette of the State of São Paulo.

In this regard, the contract with International Finance Corporation – IFC was signed on April 10, 2023. IFC is an agency linked to the World Bank, which will act as the advisor in this process.

F-122