Form 20-F
period 2023-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2024-05-03
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________________ TO ________________

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ________________

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

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais. We prepare our consolidated financial statements (“Consolidated Financial Statements”) in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 (“2023 Consolidated Financial Statements”) are included in this annual report on Form 20-F.

All financial information for the year ended December 31, 2023 was prepared on a consolidated basis, while all financial information for the years ended December 31, 2022 and 2021 was prepared on an individual basis because we had no subsidiaries to consolidate in those years.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Proposed Privatization

On February 28, 2023, the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização – “CDPED”), which has authority over corporate reorganization plans involving privatizations of state-owned companies, such as us, agreed to proceed with the hiring of consultancy services to assist with the studies into our proposed privatization, as proposed by the State of São Paulo (“Proposed Privatization”). In April 2023, the State of São Paulo government hired the International Finance Corporation (“IFC”), an agency of the World Bank, as an advisor for this process.

On December 8, 2023, the State of São Paulo enacted State Law No. 17,853/2023, providing the authorization for our Proposed Privatization and its general guidelines. In accordance with this law, the State of São Paulo may reduce or dilute its controlling interest in us through a sale of its common shares through an auction or secondary offering on the relevant stock exchanges within and outside of Brazil or via a primary public offering of our common shares within and outside of Brazil. The CDPED approved, among others, the recommendation for the structure of our Proposed Privatization on April 17, 2024, pursuant to State Law No. 17,853/2023, which will be sent to the Governor of the State of São Paulo for approval. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization—Our Proposed Privatization is subject to the fulfillment of certain legal requirements and may be subject to further conditions precedent. If we are not able to fulfill these formal requirements, or to meet such conditions precedent, our Proposed Privatization will not be completed, which may materially adversely affect our prospects and the market price of our common shares and ADSs” and “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization.”

State Law No. 17,853/2023 also provides that, if our Proposed Privatization is consummated, our bylaws will be amended to provide for a special class of preferred share, owned exclusively by the State of São Paulo (referred to as a “golden share”), which will grant the State of São Paulo veto power over proposed changes to: (i) our name and headquarters; (ii) our corporate purpose of providing water and sewage services; and (iii) any provisions in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders. On April 26, 2024, we called an Extraordinary Shareholders’ Meeting to be held on May 27, 2024, to approve changes to our bylaws conditional upon the consummation of our Proposed Privatization. The proposed changes to our bylaws include, inter alia, an authorized capital provision, the golden share terms and conditions, a provision that will have the effect of avoiding the concentration of more than 30% of our common voting shares in the hands of one or a small group of shareholders and poison pill provisions. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization—If our Proposed Privatization is consummated, we will no longer have a controlling shareholder that holds more than 50% of our capital stock, which may make us susceptible to shareholder alliances, shareholder conflicts and other events arising from the absence of a controlling shareholder or a controlling group.”

State Law No. 17,853/2023 further authorizes the creation of a fund to support the universalization of sanitation services in the State of São Paulo (Fundo de Apoio à Universalização do Saneamento no Estado de São Paulo – “FAUSP”), connected to the State Secretariat for the Environment, Infrastructure and Logistics (Secretaria de Meio Ambiente, Infraestrutura e Logística do Estado de São Paulo – “SEMIL”). The purpose of FAUSP is to fund basic sanitation activities, including those aimed at reducing tariffs in the sector, to expedite the goal of providing drinking water to 99% of the population and sewage collection and treatment to 90% of the population (“Universalization Targets”) set by Law No. 14,026/2020 (the “New Legal Framework for Basic Sanitation”), advancing the deadline from 2033 to December 31, 2029, pursuant to State Law No. 17,853/2023.

FAUSP will be administered by a guidance council, which will consist of State Secretariats and members chosen by the Governor of the State of São Paulo (“Guidance Council”). The Guidance Council will: (i) monitor the use of FAUSP’s resources, including its budget and financial performance, as well as opining on necessary adjustments; (ii) review and approve FAUSP’s accounts, based on balance sheets, statements or accounting data; (iii) monitor FAUSP’s capital expenditure, in accordance with the financial planning for funding, grants, loans and other costs, evaluate its adequacy in terms of available funds and the corresponding programs and projects; and (iv) establish certain goals and rules related to the program created by the State of São Paulo under State Law No. 14,687/2012, aimed at subsidizing intra-domiciliary extensions necessary to connect to the public sewage collection system for households of low-income families that agree to join such program in municipalities in which we operate (“Pro-Connection Program”). Our Proposed Privatization, besides being subject to State Law No. 17,853/2023, is also guided by the new rules introduced by the New Legal Framework for Basic Sanitation, which had a profound impact on our sector and is intended to address the lack of water supply and sewage treatment for a significant portion of the Brazilian population. As one of the main instruments for achieving the universalization of sanitation services, the New Legal Framework for Basic Sanitation introduced the Universalization Targets.

The New Legal Framework for Basic Sanitation also promotes the regionalization of services, based on the formation of groups of municipalities that plan and contract for sanitation services collectively. Although each municipality provides for basic sanitation services, the grouping of municipalities seeks to ensure consistency in planning, monitoring, regulating and remuneration of services, which are essential for achieving technical and economic-financial feasibility of services and, ultimately, the universalization.

In addition to authorizing our Proposed Privatization, State Law No. 17,853/2023 establishes that our Proposed Privatization must comply with the following guidelines, among others: (i) to meet the Universalization Targets in all municipalities that we serve in the State of São Paulo, including rural areas and consolidated informal urban centers; (ii) to bring forward the deadline to meet the Universalization Targets to December 31, 2029; (iii) to reduce tariffs, considering the most vulnerable parts of the population, and (iv) to provide for the creation of annual controls to monitor the achievement of the targets referred to in items (i) and (ii) above, indicating investment needs for the coming years.

To meet the contractual targets set by the New Legal Framework for Basic Sanitation and comply with the guidelines set out in State Law No. 17,853/2023, we need to have sufficient funds, as this requires a large amount of capital expenditures in a short period of time. This will be heightened if our Proposed Privatization is consummated given that it brings the Universalization Targets forward to December 31, 2029 and will require us to make even larger investments to achieve these targets. Currently, certain of our program contracts already include the 2029 deadline for the Universalization Targets regardless of our Proposed Privatization, such as our contract with the city of São Paulo. For further information, see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization—We cannot guarantee compliance with the new Universalization Targets for reasons beyond our control, based on the guidelines outlined in the New Legal Framework for Basic Sanitation and the State Law that authorized our Proposed Privatization.”

Additionally, on February 15, 2024, the SEMIL opened Public Consultation No. 01/2024 with the objective of collecting contributions on the draft concession agreement for public water supply and sanitation services to be entered into by us and the Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário – “URAE”) of the Southeastern region (“URAE-1”), in case our Proposed Privatization is consummated (“Concession Agreement for URAE-1”). The Concession Agreement for URAE-1 aims to replace most of the program contracts and concession agreements in place with the municipalities of the State of São Paulo which are covered by URAE-1, to bring forward the Universalization Targets to 2029 and implement the new regional structure for services provision. The Concession Agreement for URAE-1 will be applicable to all municipalities that have joined the URAE-1, and it will then be executed between URAE-1 (representing the municipalities) and us.

The following documents, among others, were also discussed in Public Consultation No. 01/2024: (i) annex II of the Concession Agreement for URAE-1, which contains the technical annexes for all municipalities that are part of URAE-1, and which present the indicators and targets for coverage, losses, and quality of service provision to be followed; (ii) internal regulation of the deliberative council of URAE-1, which aims to regulate the functioning of this council; and (iii) URAE-1 regional sanitation plan, which establishes planning of sanitation actions in line with the principles of the National Basic Sanitation Plan (“PLANSAB”).

The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. The documents discussed in the Public Consultation were updated, and some of the main topics included in the report refer to: rules for sharing efficiency gains, (ii) components of the Weighted Average Cost of Capital (“WACC”) methodology, (iii) improvement of the incentive and penalty mechanisms for us, in the event of non-compliance with the Universalization Targets, (iv) anticipation of amounts to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura – “FMSAI”), and (v) compensation for flooded areas which are unusable for productive purposes, resulting from the implementation of water reservoirs for the supply of the Integrated Water Supply System of the Metropolitan Region of São Paulo (Sistema Integrado de Abastecimento de Água da Região Metropolitana de São Paulo).

On April 22, 2024, we published a material fact to inform our shareholders and the market in general about the summoning of URAE - 1 representatives for the first meeting of the deliberative council, which will be held on May 20, 2024, as well as inform that the following documents were delivered to these representatives: (i) Concession Agreement for URAE-1 and its annexes, indicating the role of ARSESP, (ii) draft internal regulation of the deliberative council of URAE-1, and (iii) draft of the regional basic sanitation plan, pursuant to article 17 of Federal Law No. 11,445/2007. The internal regulations of the deliberative council of URAE-1 – Southeastern will establish the competencies, attributions, organization and other guidelines for the deliberative council.

In the city of São Paulo, the City Council opted to pass a legislative proposal regarding our Proposed Privatization, which was approved through Municipal Law No. 18,107/2024, enacted on May 2, 2024. The Municipal Law No. 18,107/2024 authorized the executive branch of the city of São Paulo to enter into contracts, agreements or any other necessary arrangements, individually or by means of a regionalized arrangement, for the provision of water supply and sewage services in the municipality of São Paulo.

Other municipalities may adopt the position that their local legislation requires the City Council to approve new legislation before the municipality can approve certain aspects of our Proposed Privatization, such as adherence to the URAE and entering into the new Concession Agreement with the URAE-1.

The draft Concession Agreement for URAE-1 introduces significant changes to our current economic-regulatory model. For more information, see “Item 4.B. Business Overview—Tariff Readjustments and Reviews—Economic-regulatory model in the draft Concession Agreement for Public Water Supply and Sanitation Services for the URAE-1 Southeastern region.”

For the risks associated with our Proposed Privatization, see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization.”

Other Information

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

In addition, references to:

•	“ANA” are to the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico);
•	“ARSESP” are to the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão;
•	“Basic Sanitation Law” are to Law No. 11,445/2007 of the Federative Republic of Brazil, as amended;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social);
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian Constitution” are to the Constitution of the Federative Republic of Brazil of 1988;
•	“Brazilian Corporate Law” are to Law No. 6,404/1976, as amended;
•	“Central Bank” are to the Central Bank of Brazil;
•	“coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection, but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);
•	“COFINS” are to the federal taxes based on the turnover of companies. It is the contribution for the financing of social security (Contribuição para o Financiamento da Seguridade Social);
•	“COPOM” are to the Comitê de Política Monetária (Monetary Policy Committee) of the BCB, responsible for setting the target for the policy interest rate (SELIC);
•	“COVID-19” are to the SARS-CoV-2 2019 coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the Research Foundation of the State of São Paulo;
•	“FAUSP” are to the Fundo de Apoio à Universalização do Saneamento no Estado de São Paulo, a fund to support the universalization of sanitation services in the State of São Paulo;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “State of São Paulo government” are to the state government of the State of São Paulo;
•	“GDP” are to gross domestic product, which is the standard measure of the value added created through the production of goods and services during a certain period of time,
•	“IBRD” are to the International Bank for Reconstruction and Development;
•	“IDB” are to the Inter-American Development Bank;
•	“IDB Invest” are to the Inter-American Investment Corporation;
•	“IPCA” are to the Índice Nacional de Preços ao Consumidor Amplo (Extended National Consumer Price Index), the reference for the Brazilian inflation-targeting system;
•	“JICA” are to the Japan International Cooperation Agency;
•	“New Legal Framework for Basic Sanitation” are to Law No. 14,026/2020 of the Federative Republic of Brazil;
•	“¥” or “Japanese Yen” are to the official currency of Japan;
•	“PASEP” are to Programa de Formação do Patrimônio do Servidor Público, a social contribution payable by companies to finance the funds for insurance for unemployment, child benefit and allowance for low paid workers;
•	“program contract” are to certain inter-federative cooperation agreements entered into within the scope of associated management (pursuant to article 241 of the Brazilian Constitution), whereby the provision of public services is delegated to third parties or liabilities, services, personnel or goods necessary for the continuity of public services are totally or partially transferred to third parties;

•	“Proposed Privatization” are to the privatization plan for our company authorized by the State Law No. 17,853/2023, which was proposed by the State of São Paulo, as further described in “Presentation of Financial and Other Information—Proposed Privatization;”
•	“Pro-Connection Program” are to the program created by the State of São Paulo under State Law 14,687/2012, aimed at subsidizing intra-domiciliary extensions necessary to connect to the public sewage collection system, in households of low-income families that agree to join the Pro-Connection Program, in municipalities in which we operate.
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the old regional systems’ executive office operated, comprising municipalities in the interior and coastline regions of the State of São Paulo;
•	“SELIC” are to the weighted average interest rate of the overnight interbank operations, collateralized by federal government securities, carried out at the Special System for Settlement and Custody;
•	“SEMIL” are to the State Secretariat for the Environment, Infrastructure and Logistics of the State of São Paulo (Secretaria de Meio Ambiente, Infraestrutura e Logística do Estado de São Paulo);
•	“service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;
•	“sewage treatment coverage” indicators are to the amount of consumer units connected to the sewage treatment system;
•	“State of São Paulo” or “State” are to the State of São Paulo, which is also our controlling shareholder;
•	“UNESP” are to the Universidade Estadual Paulista Júlio de Mesquita Filho;
•	“URAE” are to Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário), as further described in “Presentation of Financial and Other Information—Proposed Privatization;”
•	“URAE-1” are to the URAE of the Southeastern region, as further described in “Presentation of Financial and Other Information—Proposed Privatization;”
•	“U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;
•	“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015. This drought, the most serious that our service region has experienced in 80 years, primarily affected the Cantareira System, our largest water production system;
•	“WHO” are to the World Health Organization; and
•	“WHT” is the Brazilian federal withholding income tax.

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

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 376 municipalities we serve directly and the two municipalities which we account for in our wholesale segment (Mogi das Cruzes and São Caetano do Sul), since our revenue for the fiscal year 2023 is derived from these municipalities. The 376 municipalities include Olimpia, a municipality located in the interior of the State of São Paulo. After executing a public-private partnership with the municipality of Olimpia, on December 11, 2023, we started operating water and sewage services in the city through our wholly-owned subsidiary Sabesp Olimpia S.A. Most of our contracts with the municipalities we serve are program contracts with a 30-year term.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries, including military conflict between Russia and Ukraine, as well as the conflict between Israel and Hamas, the imposition of sanctions and trade embargos and its impacts on the global economy;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	the outcome of our Proposed Privatization and any related legislative, regulatory or political developments;
•	any judicial or other challenges to our Proposed Privatization;
•	the potential impacts of the New Tariff Structure to be implemented, its uncertainties, as well as unpredictability about the revenues we expect to earn with the new structure;
•	the interests of our controlling shareholder;
•	any increase in delinquencies by our customers;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;
•	existing and future governmental regulation for sanitation services, competition in our concession area, and other matters;
•	risks relating to our material properties, including difficulties in obtaining or renewing existing licenses, authorizations, approvals and permits to build, expand and/or operate our business facilities and challenges to our ownership and possession of our material properties;
•	the impacts on our business of probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	availability of our water supply, springs and storage systems;
•	the impact on our business of lower water consumption practices adopted by our customers during the water crisis which resulted in water savings and have not returned to their prior standards despite us maintaining a continuous supply of water to the São Paulo metropolitan region;
•	the size and growth of our customer base and its consumption habits;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	the potential impacts on our business caused by the enactment of the New Legal Framework for Basic Sanitation, which introduced several changes that directly affect our operations, including the requirement to participate in new public bids in case the entity is not part of the administration of the government authority responsible for the services, and the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services;
•	the potential impact of the enactment of national reference standards that should be taken into account by subnational sanitation regulatory agencies (municipal, intermunicipal, district and state) in their regulatory performance, since the New Legal Framework for Basic Sanitation determined that ANA is the regulatory authority of the sanitation sector at national level;
•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities, especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which established that the Universalization Targets must be met by 2033, which was brought forward to 2029 for us pursuant to State Law No. 17,853/2023;
•	the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;
•	our ability to collect amounts owed to us by our controlling shareholder, states, the federal government and municipalities;
•	our capital expenditure program and other liquidity and capital resources requirements;

•	the effects of the program contract for provision of water and sewage services in the city of São Paulo, which stipulates an obligation to allocate 7.5% of our revenue from the city of São Paulo to FMSAI, as ARSESP has limited the pass-through of the amount of the tariff transferred to municipal infrastructure funds to 4%;
•	our management’s expectations and estimates relating to our future financial performance;
•	our level of debt and limitations on our ability to incur additional debt;
•	our ability to access financing with favorable terms in the future;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	the outcome of our pending or future legal proceedings;
•	the impact of widespread health developments, such as COVID-19, and its effects on our operating revenues and financial condition;
•	the delay or postponement in investment in our sewage system;
•	the possibility to be subject to other regulatory agencies other than ARSESP;
•	power shortages, rationing of energy supply or significant changes in energy tariffs;
•	other risk factors as set forth under “Item 3.D. Risk Factors.”

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materialize.

Risks Relating to Our Proposed Privatization

•	Our Proposed Privatization is subject to the fulfillment of certain legal requirements and may be subject to further conditions precedent. If we are not able to fulfill these formal requirements, or to meet such conditions precedent, our Proposed Privatization will not be completed, which may materially adversely affect our prospects and the market price of our common shares and ADSs.
•	Our controlling shareholder could suspend or terminate the Proposed Privatization. Additionally, our Proposed Privatization may be challenged, which could delay or prevent its consummation.
•	If our Proposed Privatization is consummated, the State of São Paulo will no longer be our majority shareholder, which brings uncertainties that are beyond our control regarding the maintenance of our current program contracts.
•	Our debentures issuances and financing agreements governing our debt contain change of control provisions that are triggered if the State of São Paulo government ceases to be our controlling shareholder, including in connection with our Proposed Privatization. If we are not able to obtain the necessary waivers or approvals from our debenture holders, bank lenders and/or other creditors, regarding our Proposed Privatization, prior to completion of the Proposed Privatization, those debentures, loans and/or obligations could be subject to acceleration, cross-default, cross acceleration or termination, which could materially adversely affect our financial condition and results of operations.
•	If our Proposed Privatization includes a primary offering of common shares by us, our current shareholders will experience immediate dilution after the offering. In addition, if our Proposed Privatization is consummated, our bylaws will contain provisions that limit the voting rights of all shareholders, including non-Brazilian shareholders, which could prevent or delay transactions that holders of our shares or ADRs may favor.
•	If our Proposed Privatization is consummated, we will no longer have a controlling shareholder that holds more than 50% of our capital stock, which may make us susceptible to shareholder alliances, shareholder conflicts and other events arising from the absence of a controlling shareholder or a controlling group.

Risks Relating to Brazil

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs.
•	Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.
•	Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.
•	Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.
•	Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.
•	Downgrades in Brazil’s credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of our common shares and ADSs.
•	Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the trading markets for securities.
•	Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

Risks Relating to Our Control by the State of São Paulo

•	We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.

•	Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.
•	Transactions with related parties, including as part of our Proposed Privatization, may not have comparable market terms available and may not be entered into on an arm’s length basis, which could expose us to lawsuits and affect our financial results.

Risks Relating to Our Business

•	Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.
•	Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.
•	Any failure to obtain new funding or to comply with covenants in our existing financing agreements may adversely affect our ability to continue our capital expenditure program.
•	Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations. Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.
•	Our business is subject to cyberattacks and security and privacy breaches.
•	Failure to comply with the LGPD or any further privacy and data protection laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.
•	Our failure to protect our intellectual property rights may negatively impact us.
•	Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.
•	We cannot guarantee that our third-party suppliers and/or service providers will not become involved in any irregular practices.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.
•	If we are not successful in addressing issues related to the occupational health and safety of our employees and the facilities where we conduct our activities, our results and operations could be adversely affected.
•	If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.
•	If our Proposed Privatization is completed, we will no longer be a state-controlled company and will be subject to the Brazilian Bankruptcy Law.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.
•	If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.

Risks Relating to Suppliers

•	Any interruptions in the supply of electricity and water may adversely affect our operations.
•	Our business may be adversely affected by reliance on services and products from third-party suppliers.

Risks Relating to Our Clients

•	We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Risks Relating to Our Management

•	We depend on the technical qualifications of the members of our management, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

Risks Relating to the Regulatory Environment

•	Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference standards. Any non-compliance will prevent municipalities or operators from accessing financings and public resources managed or operated by the Brazilian government.
•	The regionalization of services, established in the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.
•	The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations.
•	Municipalities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.
•	We cannot guarantee compliance with the new Universalization Targets for reasons beyond our control, based on the guidelines outlined in the New Legal Framework for Basic Sanitation and the State Law that authorized our Proposed Privatization.
•	If the water from our water sources (mananciais) does not meet our water treatment conditions, we may have to interrupt the water treatment process until we are able to treat the water or to substitute the supply of water from another water source.
•	Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.
•	We are exposed to risks of delays or failures in payments associated with the provision of water and sewage services.
•	Our water loss and other operational metrics indicate that we will need to make investments in our infrastructure. If any such investments are insufficient in adequately reducing water loss rates, this could have a material adverse effect on us.
•	Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions.
•	Risks related to encumbrances, which may adversely affect us in the event of default on the obligations guaranteed by our properties.
•	We may not be able keep in force or timely renew all permits and/or licenses for use and operation necessary for the development of our activities.
•	According to the Brazilian law regulating concessions and public-private partnership matters, our corporate structure is composed of some special purpose entities, which may result in our responsibility for tax, labor, environmental protection, consumer and bankruptcy matters originated from our subsidiaries.
•	We are subject to intervention by the Court of Auditors of the State (Tribunal de Contas do Estado) as well as questioning by third parties related to our concession and program contracts.
•	We are subject to penalties related to our registrations, authorizations, licenses and permits for the development of our activities.

Risks Relating to Environmental Matters and Physical and Transition Climate Risks

•	Noncompliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image.
•	Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.
•	Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.
•	New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Risks Relating to Our Common Shares and ADSs

•	We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADS. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.
•	International judgments may not be enforceable when considering our directors or officers’ status of residency.
•	We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.
•	The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.
•	Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages.
•	A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder because we are a Brazilian mixed capital company.
•	Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADRs to enforce liability under U.S. securities laws.
•	A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.
•	Holders of our ADSs do not have the same voting rights as our shareholders.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.
•	Judgments of Brazilian courts with respect to our common shares are required to be payable only in reais.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Risks Relating to Our Proposed Privatization

Our Proposed Privatization is subject to the fulfillment of certain legal requirements and may be subject to further conditions precedent. If we are not able to fulfill these formal requirements, or to meet such conditions precedent, our Proposed Privatization will not be completed, which may materially adversely affect our prospects and the market price of our common shares and ADSs.

Our Proposed Privatization requires that we fulfill certain legal requirements, in particular obtaining legislative authorization and approval of the transaction structure by the Governor of the State of São Paulo, following the recommendation from the Board of Directors of the CDPED, a body subordinate to the Governor of the State of São Paulo.

The State Legislative Assembly granted legislative authorization for our Proposed Privatization in December 2023, through the approval of Law 17,853/2023 of the State of São Paulo, which, among others, authorized the executive branch of the state to privatize us and to define the model for our Proposed Privatization to be carried out, based on certain broad guidelines provided for our Proposed Privatization.

Furthermore, State Law No. 9,361/1996, which stipulates general rules for privatizations, provides that the model for the privatization in the State of São Paulo must be approved by the CDPED. This approval was granted on April 17, 2024, and the CDPED: (a) established the timetable of our Proposed Privatization, determining that the public offering must take place in time to use the first quarter financial results of 2024; (b) established the structure of the public offering in a two stage process, with the selection of a strategic investor in the first stage; (c) proposes investment agreement, lock-up agreement and other agreements for the strategic investor; (d) established the guarantee of stability for employees, in accordance with State Law No. 17,853/2023, for a period of 18 months from the effective completion of our Proposed Privatization; and (e) recommended the offering of ordinary shares owned by the State of São Paulo to employees. The determination of the minimum share price and the percentage of the State of São Paulo’s stake in our capital share to be sold, as well as the details of the investment and lock-up agreements will be decided at a future meeting of the CDPED.

The CDPED also forwarded to the representatives of the deliberative council of URAE-1, for their first meeting, the drafts of the Concession Agreement for URAE-1, the internal regulation of the deliberative council, and the regional sanitation plan. On April 22, 2024, we published a material fact to inform our shareholders and the market in general about the summoning of URAE - 1 representatives for the first meeting of the deliberative council, which will be held on May 20, 2024, as well as inform that the following documents were delivered to these representatives: (i) Concession Agreement for URAE-1 and its annexes, indicating the role of ARSESP, (ii) draft internal regulation of the deliberative council of URAE-1, and (iii) draft of the regional basic sanitation plan, pursuant to article 17 of Federal Law No. 11,445/2007. For further information, see “Presentation of Financial and Other Information—Proposed Privatization.”

Additionally, the CDPED approved certain amendments to our bylaws, in order to: (a) establish our authorized capital; (b) create the golden share, which will be exclusively held by the State of São Paulo, giving them veto power over proposed changes to: (i) our name and headquarters, (ii) our corporate purpose of providing water and sewage services, and (iii) any provision in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders; (c) limit the exercise of voting rights to 30% of our voting shares; (d) limit our Board of Executive Officers to the maximum of seven members; (e) establish that our Board of Directors’ appointment will be conducted by means of slate; (f) prohibit the election of more than three members of our Board of Directors by the State of São Paulo; (g) provide that at least three members of our Board of Directors must be considered independent under the Novo Mercado Regulation; (h) create the Eligibility and Compensation Committee, Sustainability and Corporate Responsibility Committee, and Related Parties’ Transaction Committee; (i) enable us to execute indemnity agreements (contratos de indenidade); (j) provide poison pill provisions to be triggered if any shareholder or group of shareholders holds more than 30% of our capital stock; and (k) adapt our bylaws to the best corporate governance practices.

If we fail to fulfill any of these legal requirements or fail to meet the conditions precedent potentially set forth by the Governor of the State of São Paulo, or if market conditions are not met, we will not be able to complete our Proposed Privatization. In addition, we cannot guarantee that our shareholders will approve the changes to our bylaws necessary to implement our Proposed Privatization, such as the restrictions on voting rights and the poison pill. Any failure to consummate our Proposed Privatization may have a material adverse effect on our future prospects and the market price of our common shares and ADRs. In addition, we would have already spent considerable management time on this process and incurred costs in relation to advisers, legal counsels, independent auditors, and others as part of this process.

For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization—Our controlling shareholder could suspend or terminate the Proposed Privatization. Additionally, our Proposed Privatization may be challenged, which could delay or prevent its consummation.”

Our controlling shareholder could suspend or terminate the Proposed Privatization. Additionally, our Proposed Privatization may be challenged, which could delay or prevent its consummation.

Our controlling shareholder may suspend or terminate our Proposed Privatization in case it determines that certain criteria of, or market conditions for, our Proposed Privatization are not in the public interest. State Law No. 17,853/2023 authorizes our Proposed Privatization. However, the Governor of the State of São Paulo has the constitutional power to suspend or terminate our Proposed Privatization if he decides that it is not in the public interest, for example, if it does not meet certain criteria, such as market conditions.

OurProposed Privatization would bring forward the deadline to meet the Universalization Targets to December 31, 2029. However, in case our Proposed Privatization is not concluded, the original target of 2033 for the universalization of water supply and sanitary sewage set out in the New Legal Framework for Basic Sanitation would be maintained. Additionally, we would still need to comply with the Universalization Targets stipulated in our contracts with the municipalities. Some of our contracts, such as our contract with the city of São Paulo, states that we will have to comply with the Universalization Targets in the city by the 2029 regardless of our Proposed Privatization being consummated. Bringing forward the deadline to achieve the Universalization Targets increases the challenge of meeting them. Failure to comply with the deadline could lead to sanctions being imposed by the regulatory agency, potentially resulting in the forfeiture of the concession. Additionally, the Concession Agreement for URAE-1, which was under public consultation, also introduces the universalization factor, which is a tariff mechanism that penalizes us in the event of non-compliance with the Universalization Targets (“Factor U”). For further information, see “Item 4.B. Business Overview—Tariff Readjustments and Reviews.”

Additionally, the model and other aspects of our Proposed Privatization, such as the legislative proceeding that resulted in the enactment of Law 17,853/2023 by the State of São Paulo, may be or are being challenged by regulatory bodies, consumer groups and other interested parties, and subsequently suspended by the Brazilian courts, which may delay or even prevent the completion of our Proposed Privatization and have adverse legal and reputational effects on us. Further, the Brazilian courts or regulatory bodies may require us to further adjust the structure of our Proposed Privatization, which may impede or delay it. As of the date of this annual report, there are several ongoing lawsuits challenging in court certain aspects of our Proposed Privatization. See “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Claims Related to our Proposed Privatization” for further information about legal proceedings related to our Proposed Privatization.

In addition, the decision of the State of São Paulo government to proceed with our Proposed Privatization may be affected by market conditions and political decisions, which may also adversely affect our Proposed Privatization and operations. Certain politicians are actively opposed to our Proposed Privatization. As a result, if our Proposed Privatization is consummated, it could be challenged by members of opposition parties.

If our Proposed Privatization is consummated, the State of São Paulo will no longer be our majority shareholder, which brings uncertainties that are beyond our control regarding the maintenance of our current program contracts.

On December 8, 2023, Law No. 17,853/2023 of the State of São Paulo authorized our Proposed Privatization. According to the New Legal Framework for Basic Sanitation, in case of a change of control of state-owned companies, the program contracts in force may be replaced by new concession agreements. If the controller of the public company does not express the need to change the term, object or other clauses of the contract at the time of the privatization, prior approval for the privatization by the public entity contractor is not required. However, if contractual changes are proposed by the State of São Paulo, a proposal to replace the existing contracts must be submitted to the contracting municipalities, which will have 180 days to decide whether to agree to the revised terms. Failure to do so within this period will constitute consent to the proposed contractual changes.

In this respect, the SEMIL published, on February 15, 2024, Public Consultation No. 01/2024, with the objective of collecting contributions on the draft Concession Agreement for URAE-1 to be signed between us and URAE-1, which provides for the proposal of contractual changes and therefore is intended to replace all current contracts with the municipalities covered by URAE-1. The following documents, among others, were also discussed in this Public Consultation: (i) annex II of the Concession Agreement for URAE-1, which contains the technical annexes for all municipalities that are part of URAE-1, and which present the indicators and targets for coverage, losses, and quality of service provision to be followed; (ii) internal regulation of the deliberative council of URAE-1, which aims to regulate the functioning of this council; and (iii) URAE-1 regional sanitation plan, which establishes planning of sanitation actions in line with the principles of the PLANSAB. The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. For further information, see “Presentation of Financial and Other Information—Proposed Privatization.”

Some of our program contracts, including the contract with the city of São Paulo, include termination clauses in the event of transfer and/or change of control. These termination clauses are based on paragraph 6, article 13 of Federal Law No. 11,107/2005, which was revoked by article 9 of Federal Law No. 14,026/2020. If the municipalities adopt the understanding that these termination clauses are still effective despite their revocation, and if the current program contracts are not replaced by the Concession Agreement for URAE-1 prior to our Proposed Privatization, the municipalities could declare a termination of their respective program contracts as a result of the completion of our Proposed Privatization, thus adversely affecting our business, financial condition, or results of operations. Further, any reduction in revenues as a result may lead to us no longer being in compliance with the financial covenants contained in our existing financings.

Also, if any municipality with an existing program contract with similar termination provisions decides not to join URAE-1, the termination of their respective program contracts could also be triggered by the completion of our Proposed Privatization, thus adversely affecting our business, financial condition, or results of operations.

Finally, we cannot assure that all the municipalities that as of the date of this annual report are our clients will obtain whenever needed the necessary legislative authorization, have adhered to any URAE and/or will maintain their existing program contracts or execute concession agreements with us. In case municipalities that represent a substantial part of our revenues do not maintain or execute their agreements with us, our business, financial condition, or results of operations may be adversely affected, and we may be prevented from accessing public funding.

Our debentures issuances and financing agreements governing our debt contain change of control provisions that are triggered if the State of São Paulo government ceases to be our controlling shareholder, including in connection with our Proposed Privatization. If we are not able to obtain the necessary waivers or approvals from our debenture holders, bank lenders and/or other creditors, regarding our Proposed Privatization, prior to completion of the Proposed Privatization, those debentures, loans and/or obligations could be subject to acceleration, cross-default, cross acceleration or termination, which could materially adversely affect our financial condition and results of operations.

As of December 31, 2023, the outstanding balance of our indebtedness totaled R$19.5 billion, of which (i) R$7.3 billion relate to debenture issuances in the local market, (ii) R$3.0 billion relate to financing agreements executed with entities such as BNDES, the Brazilian Federal Savings Bank (Caixa Econômica Federal – “CEF”) and the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos – “FINEP”), and (iii) R$8.4 billion relate to financing agreements executed with multilateral entities, including IFC, IDB Invest, IBRD and JICA, of which R$5.0 billion are guaranteed by the Brazilian government with a counter-guarantee from the State of São Paulo.

Our debenture issuances contain change of control provisions that will be triggered if our Proposed Privatization is consummated. If we complete our Proposed Privatization but fail to obtain prior waivers from the debenture holders in connection to the Proposed Privatization, we would be subject to acceleration or termination and cross-default or cross acceleration of other financial instruments to which we are party. As of the date of this annual report, the general meetings of the debenture holders of our 27th, 28thand 30th debentures issuances were held, through which the debenture holders granted waivers for our Proposed Privatization subject to certain conditions (such as the payment of a waiver fee, the shareholder structure to take place after the Proposed Privatization and the non-occurrence of rating downgrade event). On April 29, 2024, we called, in the second convocation, the general meeting of the debenture holders of our 26th debenture issuance, and we also expect to call, also in the second convocation, the general meetings of the debenture holders of our 22nd, 23rd, 24th, 25th and 29th debentures issuances expected to be held in May 2024 to obtain the applicable waivers in connection with the Proposed Privatization (in exchange for a waiver fee to be paid to the debenture holders and the fulfillment of the criteria and conditions agreed with the debentures holders). The waiver fee being proposed in the management proposals for the general meetings of the debenture holders to be held in the second convocation, is of 0.10%, to be applied to the updated outstanding balance of the debentures calculated on the date of the general meeting.

At the date of this annual report, we cannot guarantee that the required waivers will be granted by requisite debenture holders within the terms required and waiver fee proposed. If we fail to obtain the required waivers by the requisite debenture holders, or if the waivers are not granted on the terms required for the completion of the Proposed Privatization (in current process of definition), we may need to renegotiate the terms of such required waivers or early redeem certain of those issuances (if permitted), which may affect the timetable for the completion of our Proposed Privatization and materially adversely affect our financial condition and results of operations. In addition, even if the waivers are granted by the debenture holders, in case there is a rating downgrade as a result of our Proposed Privatization this would lead to the early maturity of our debenture issuances.

On March 28, 2024, we sent a notice to the fiduciary agent and to the debenture holders of our 12th debentures issuance, requesting the early redemption of the outstanding balance of those debentures by June 3, 2024, pursuant to the terms and conditions described on the indenture.

In addition to the debentures, certain financing agreements also contain change of control provisions that will be triggered if our Proposed Privatization is consummated. We have sent waiver requests to the lenders under these agreements, and we are currently in negotiations to obtain them.

25.1% of our outstanding financing agreements, namely those executed with the IBRD, IDB Invest and JICA, are guaranteed by the Brazilian government with a counter-guarantee from the State of São Paulo. We have sent waiver requests to these lenders, and approvals are conditioned on the maintenance of the counter-guarantees by the Brazilian government and the State of São Paulo. As of the date of this annual report, we already received the waiver from IBRD, which was granted considering the confirmation of our commitment to perform the obligations under the loan agreements and to achieve the objectives of the related projects, and that the change of control will not affect the validity, terms and conditions of the loan agreements and guarantee agreements. As of the date of this annual report, we have not received confirmation of maintenance of the guarantee and counter-guarantees by the Brazilian government and the State of São Paulo, respectively.

Accordingly, if we are unable to obtain the necessary waivers or approvals regarding our Proposed Privatization from the debenture holders or the lenders or if we do not have sufficient funds to prepay certain of our debts prior to the consummation of our Proposed Privatization, these change of control provisions may be triggered, leading to an acceleration, cross-default, cross-acceleration and/or termination, as applicable, of a significant portion of our outstanding debt, which could have a material adverse effect on our financial condition and results of operations. In addition, any change to the structure of our Proposed Privatization, may require us to obtain further waivers in respect of such changes.

Additionally, if there are any changes to the structure of our Proposed Privatization or the terms under which the waiver requests were prepared within the scope of the debenture issuances and financial contracts indicated above, we will have to request new waivers or approvals from the creditors and the debentures holders, considering the new structure. For more information about our indebtedness, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing,” for more information about our Proposed Privatization, see “Presentation of Financial and Other Information—Proposed Privatization,” and for more information about waivers and creditor’s approvals, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Waivers and Creditor’s Approvals.”

If our Proposed Privatization includes a primary offering of common shares by us, our current shareholders will experience immediate dilution after the offering. In addition, if our Proposed Privatization is consummated, our bylaws will contain provisions that limit the voting rights of all shareholders, including non-Brazilian shareholders, which could prevent or delay transactions that holders of our shares or ADRs may favor.

As of the date of this annual report, it has not been decided whether our Proposed Privatization will include a primary offering of common shares and/or ADSs. If our Proposed Privatization includes a primary offering of common shares and/or ADSs by us, our shareholders will experience immediate dilution after the offering to the extent the offering price per ADS is greater than the book value per share of our common shares.

The absence of a single controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because, among other things, the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

If our Proposed Privatization is consummated, we will no longer have a controlling shareholder that holds more than 50% of our capital stock, which may make us susceptible to shareholder alliances, shareholder conflicts and other events arising from the absence of a controlling shareholder or a controlling group.

If our Proposed Privatization is consummated and certain conditions set forth in Law No. 17,853/2023 are fulfilled, the State of São Paulo will no longer hold, directly or indirectly, at least 50% plus one voting common shares representing our share capital. Also, the laws governing our Proposed Privatization provide that the State of São Paulo government will have a golden share. This golden share, which will be exclusively held by the State of São Paulo, will give them veto power over proposed changes to: (i) our name and headquarters; (ii) our corporate purpose of providing water and sewage services; and (iii) any provisions in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders. For more information, see “Presentation of Financial and Other Information—Proposed Privatization.”

On April 26, 2024, we called an Extraordinary Shareholders’ Meeting to be held on May 27, 2024, to approve changes to our bylaws conditional upon the consummation of our Proposed Privatization. If approved and our Proposed Privatization is consummated, our bylaws will set forth, inter alia, an authorized capital provision, the golden share terms and conditions, a provision that will have the effect of avoiding the concentration of more than 30% of our common voting shares in the hands of one or a small group of shareholders, as well as poison pill provisions to be triggered if any shareholder or group of shareholders hold 30% or more of our capital stock, pursuant to the Law No. 17,853/2023 and approved by the CDPED on April 17, 2024.

The absence of a controlling shareholder or control group holding more than 50% of our capital stock may hinder the decision-making procedure within the scope of our corporate activities, giving rise to conflicts between shareholders and other events arising from the absence of a controlling shareholder or control group. In addition, we and our shareholders may have greater difficulties in identifying those responsible for situations of abuse of voting rights and conflicts of interest.

The absence of a controlling shareholder or control group holding more than 50% of our capital stock may leave us susceptible to the emergence of a group of shareholders acting jointly (even if without the execution of a formal shareholders' agreement), which will exercise control and, consequently, have decision-making power over our activities. If this occurs, we may experience instability or suffer sudden and unexpected changes in corporate and strategic policies, including through the replacement of its managers.

Further, if our Proposed Privatization is consummated, we cannot assure you that our current management will be reelected or what changes to our policies and corporate strategy any new management might implement. Any sudden or unexpected instability or change in our management, business plan and strategic direction, or dispute between shareholders concerning their respective rights, may adversely affect our business and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, foreign exchange rate controls, currency devaluation or appreciation, capital controls and limits on imports and exports. Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	expansion or retraction of the Brazilian economy;
•	the regulatory environment related to our business operations and concession agreements;
•	interest rates and monetary policies;
•	exchange rates and exchange controls and restrictions on remittances abroad;
•	currency fluctuations;
•	increased unemployment;
•	availability of credit;

•	changes in labor and private pensions regulations;
•	political elections and social and political instability;
•	inflation;
•	liquidity of the Brazilian capital and lending markets;
•	tax and regulatory policies and laws;
•	commodity prices;
•	modifications to laws and regulations according to political, social and economic interests;
•	import and export controls;
•	public debt;
•	economic, political and social instability;
•	water and electricity shortages and rationing;
•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;” and
•	other political, foreign policy, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future, may affect economic performance and contribute to economic uncertainty in Brazil, as well as higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may have an adverse effect on our activities and results of operations, and may also adversely affect the trading price of our common shares and ADSs.

We cannot predict the measures that the Brazilian government will take due to mounting macroeconomic pressures or otherwise. Economic and political instability and uncertainty has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may adversely affect us and our common shares and ADSs. For more information, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.” We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us.

Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.

The Brazilian government has frequently discussed and implemented various changes to the tax regime, including entering into or modifying tax treaties, that may affect companies and their customers. These changes include changes to the current tax rates, the creation of temporary or permanent taxes and/or the cancellation of benefits in effect, the proceeds of which are allocated to government projects. These changes may result in increases in our tax liabilities, which could adversely affect our profitability and results of operations. In addition, certain tax laws may be interpreted by tax authorities in a way that is controversial. As a result, we may be adversely affected in the event of a different interpretation from the one we currently reply upon to carry out our transactions. We cannot assure that we will be able to maintain our projected cash flows and profitability following any increases in Brazilian taxes applicable to our operations, which may adversely affect our results of operations and financial condition.

Brazil is currently undergoing tax reforms which will significantly impact the business environment, such as the recent constitutional reform of taxes on consumption of goods and services.

On December 15, 2023, the National Congress approved the final wording of Constitutional Amendment Bill (PEC) No. 45/2019, which was enacted on December 20, 2023, as Constitutional Amendment No. 132/2023 (“EC 132”). EC 132 substantially changes the way Brazil taxes goods and services by replacing several of the current “indirect taxes” (ICMS, IPI, ISS and PIS/Cofins) by three new ones: a Goods and Services Tax (IBS), a Contribution on Goods and Services (CBS) and an Excise Tax (IS).

EC 132 will not produce immediate effects, as there is a seven-year transition period, from 2026 to 2032, for the full implementation of the tax reform on consumption taxes. The current indirect taxes (ICMS, IPI, ISS and PIS/Cofins) will coexist and will gradually be replaced by IBS, CBS and IS until completion of the tax reform by 2033.

The next step is the regulation of EC 132 through legislation (complementary and ordinary laws). The Executive Branch must present to the National Congress in the half of 2024 (180 days as of the enactment of EC 132) the bills of law introducing the framework for the new taxes created by the tax reform (IBS, CBS and IS). It is expected that the standard rate for the sum of IBS and CBS, to be generally levied on any type of services and goods (with some limited exceptions), would be around 27%.

We also highlight that a tax reform on income and payroll taxation is on the agenda of the Brazilian government. EC 132 provides that the executive branch must submit to the National Congress by the first half of 2024 (90 days as of the enactment of EC 132) bills of law for reforming income and payroll taxation. As of the date of this annual report, the executive branch has not yet submitted the respective bills of law.

An attempt to reform income taxation was submitted through Bill of Law No. 2,337/2021. Although the House of Representatives approved this bill in September 2021, it has since stalled in the Senate. This initiative proposes significant changes to the income tax legislation, such as (i) repealing the exemption from income tax on the distribution of dividends by Brazilian companies (and imposing a general 15% income tax rate), (ii) the gradual decrease of the combined Brazilian corporate income tax rates, and (iii) extinguishing the possibility of deducting expenses from the payment of interest on shareholder’s equity (juros sobre o capital próprio – JCP). It is likely that the income and payroll taxation reform resulting from EC 132 will foresee similar provisions to those attempted in Bill of Law No. 2,337/2021.

The impacts caused by changes in tax regimes cannot yet be properly measured. There may be an increase in the tax burden on certain sectors and activities, such as basic sanitation, which could impact our business, results of operations and financial condition. We cannot predict the effects of changes in Brazilian tax laws, and if they may have an adverse effect on our business, financial condition or results of operations.

Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of several ongoing investigations by national and foreign agencies responsible for corruption and cartel investigations, such as the Brazilian Federal Prosecutors’ Office (Ministério Público Federal – “MPF”), the Brazilian Federal Police (Polícia Federal), the CVM, the U.S. Department of Justice and the SEC, among others. These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil.

Allegations, trials and convictions of Brazilian government and State of São Paulo government officials and senior management of Brazilian companies may lead to political instability and a decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government and Brazilian companies and may have a material adverse effect on Brazil’s economic growth, on the demand for securities issued by Brazilian companies, and on access to the international financial markets by Brazilian companies.

Furthermore, the President has the power to impose policies and issue governmental acts (Medidas Provisórias) regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict what policies the President will impose, much less whether such new policies or changes in current policies will have an adverse effect on our business or the Brazilian economy. Additionally, the uncertainties regarding the Brazilian government’s ability to implement changes related to monetary, fiscal and social security policies, especially given that the federal legislative branch is currently controlled by opposition parties, may contribute to economic instability. Any difficulty the Brazilian government has in gaining a majority in the National Congress could result in a standoff in the National Congress, political distress and massive demonstrations and/or strikes, which could adversely affect our operations. These uncertainties and any new measures that may be implemented may increase the volatility of the Brazilian securities market.

Historically, political crises have affected investor confidence as well as public opinion, and any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations, financial condition and the trading price of our common shares and ADSs.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has historically experienced high rates of inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business, financial condition and results of our operations. Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding. Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. Brazil’s General Price Index (Índice Geral de Preços – Mercado – “IGP-M”), used to measure the country’s inflation, recorded deflation of 3.18% for the year ended December 31, 2023, inflation of 5.45% for the year ended December 31, 2022 and inflation of 17.78% for the year ended December 31, 2023. The SELIC, the Brazilian federal funds rate and official overnight interest rate in Brazil, was 11.75%, 13.75% and 9.25% in the years ended December 31, 2023, 2022 and 2021, respectively. Since year-end 2023, the SELIC rate has gradually been reduced to 10.75%, where it remains as of the date of this annual report. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us if such policies are reinstated.

The Brazilian annual inflation rates, as measured by the IPCA, were 4.62%, 5.79% and 10.06% in the years ended December 31, 2023, 2022 and 2021, respectively. In 2021, the IPCA reached its highest accumulated annual inflation since 2015, according to data provided by IBGE. In 2022, the accumulated inflation slowed down compared to 2021, and it continued to slow down in 2023. However, the inflation rates in the years ended December 31, 2023, 2022 and 2021 were all above the predetermined and previously announced target ranges, which were 5.31%, 5.03% and 3.32%, respectively. If Brazil once again experiences substantial high inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations. In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

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

The current floating exchange rate system has also contributed to significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. As of December 31, 2020, the exchange rate was R$5.19 to US$1.00, representing a depreciation of 28.9% as compared to the rate prevailing as of December 31, 2019. During 2021, the real was very volatile and depreciated by 7.4% against the U.S. dollar by year-end. During 2022, there was an appreciation of the real by 6.5% against the U.S. dollar and by 18.4% against the Japanese Yen. As of December 31, 2023, the commercial selling rate as reported by the Central Bank was R$4.8413 per US$1.00. As of April 24, 2024, the commercial selling rate as reported by the Central Bank was R$5.1592 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

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

In the event of a significant devaluation of the Brazilian real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. This would also increase our total debt, which could lead us to breach any debt/EBITDA covenants we are subject to in certain financings. We had total foreign currency denominated debt of R$2.7 billion as of December 31, 2023, and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future. In December 2023, our Board of Directors approved our Hedging Policy, which is available on our website but not incorporated herein, and in April 2024, we entered into derivative instruments (plain vanilla swaps), effective from April 2024 until December 2024, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen. However, we cannot guarantee that we will be able to renew these derivative instruments in the future or, if we are able to renew them that it would be on the same terms or at a price that is equally as favorable to us.

A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2023 Consolidated Financial Statements. Further, the market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our common shares or ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

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

Downgrades in Brazil’s credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of our common shares and ADSs.

Rating agencies periodically evaluate Brazil and its sovereign ratings, based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, debt metrics and the prospect of changes in any of these factors. Downgrades in Brazil’s credit rating can lead to downgrades in our credit rating and increase the cost of our indebtedness as investors may require a higher rate of return to compensate a perception of increased risk. Brazil lost its investment-grade status from all three major rating agencies (Standard & Poor’s, Moody’s and Fitch) in 2015 and, consequently, the trading prices of securities in the Brazilian debt and equity market were negatively affected.

As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba2 with a stable outlook and BB with a stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

Any further downgrade in Brazil’s sovereign credit rating may increase investors’ perception of risk on the country and, consequently, of Brazilian companies (including us), which may increase future funding costs and negatively affect interest and profit margins, impacting the trading price of our common shares and ADSs.

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

Global markets are experiencing volatility following the escalation of geopolitical tensions, in particular in connection with the military conflicts between Russia and Ukraine and also between Israel and Hamas. Economic sanctions imposed by the United States, the European Union, the United Kingdom and other countries as a direct consequence of these conflicts may impact supply chains, lead to market disruptions, including significant volatility in commodity prices and the global financial system, including through credit and capital markets instability.

The escalation of the Russia-Ukraine and Israel-Hamas conflicts may increase geopolitical tensions around the world and cause further disruption to international trade, industrial supply chains and transport, increase market price volatility, which may adversely affect our business and cost of operations, as well as limit our ability to obtain foreign financing to fund our operations and capital expenditures.

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

As the State of São Paulo government owns the majority of our common shares, it is able to control the election of a majority of the members of our Board of Directors and appoint our senior management and with that determine our operating policies and strategy. As of December 31, 2023, the State of São Paulo owned 50.3% of our outstanding common shares.

Our operations affect the commercial, industrial, and social development policies promoted by the State of São Paulo, and the State of São Paulo may pursue some of its macroeconomic and social objectives through us. Therefore, we may, subject to legal and bylaws limitations, engage in activities that give preference to the objectives of the State of São Paulo rather than to our own economic and business objectives, which may incur costs or engage in transactions that may not necessarily meet the interest of our other investors. Both through its control of our Board of Directors as well as by enacting State decrees, the State of São Paulo has, in the past, directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, that did not necessarily enhance business, financial condition or results of operations. For example, the State of São Paulo issued Decree No. 64,879/2020 setting out emergency measures as a result of the COVID-19 outbreak, including exempting customers under the “Residential Social” and “Residential Vulnerable” categories from paying water and sewage bills between March and September of 2020, for all municipalities we serve.

As of the date of this annual report, the State of São Paulo has the power to appoint up to 9 out of the 11 members of our Board of Directors and, through them, influence the choice of a majority of the executive officers responsible for our day-to-day management, and consequently, the State of São Paulo is empowered to approve most matters prescribed by law. At our Ordinary General Shareholders’ Meeting held on April 25, 2024, the State of São Paulo appointed 9 out of the 11 elected members, of which 5 members were elected as independent members pursuant to Federal Law No. 13,303/2016 (including the Chairwoman of the Board of Directors).

Additionally, the State of São Paulo government, as our controlling shareholder, may take measures related to business planning, strategies, acquisitions, asset disposals, partnerships, financings or similar transactions, that may be contrary to the interests of other minority shareholders, including ADR holders. However, if our Proposed Privatization is consummated, the interest of the State of São Paulo government will be diluted and the exercise of its voting rights will be limited to only 30% of our voting shares. Also, as provided in State Law No. 17,853/2023, which approved our Proposed Privatization, if our Proposed Privatization is consummated, the State of São Paulo government will be entitled to a preferential share with veto power (referred to as a golden share) over proposed changes to: (i) our name and headquarters; (ii) our corporate purpose of providing water and sewage services; and (iii) any provisions in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders.

Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.

We withdraw water for use in the São Paulo metropolitan region from the Guarapiranga and Billings reservoirs. Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), a company that is also controlled by the State of São Paulo (although it is in the process of being privatized, with a public auction of shares held by the State of São Paulo having already taken place), has a concession to produce hydroelectric energy using water from the same reservoirs. EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs. Those lawsuits have now been settled by way of an agreement between EMAE and our company.

However, on April 11, 2016, we were named in a separate lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE. The minority shareholders are seeking an order to require the State of São Paulo to stop us from withdrawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facilities. The plaintiffs allege that the State of São Paulo, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in our favor. This lawsuit was dismissed, and an appeal was filed, but the Court upheld the dismissal of the claim stating that the State of São Paulo operated in compliance with the legal system and in the public interest. A further appeal was filed with the higher courts on March 8, 2023. Both the extraordinary appeal and the special appeal were dismissed, and an interlocutory appeal was filed against both decisions. As of the date of this annual report, the lawsuit has been received by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça – “STJ”), which has not handed down its judgment.

In addition, on August 7, 2017, we were named in a new lawsuit against us, EMAE and the National Electric Energy Agency (Agência Nacional de Energia Elétrica – “ANEEL”), brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The plaintiff alleges that the order is illegal and harmful, jeopardizing the operational viability of the Henry Borden hydroelectric power plant, as well as the energy security of the State of São Paulo, the Southeast region of Brazil and Brazil as a whole. The judge dismissed this lawsuit without judgment on the merits. As of the date of this annual report, we are awaiting judgment of the plaintiff’s appeal.

The settlement agreement between EMAE and us mentioned above does not necessarily terminate the separate lawsuits. If one of the ongoing lawsuits by minority shareholders of EMAE requires the State of São Paulo to make a different decision regarding water use from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised. If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations further away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations. In addition, we may be ordered to pay any indemnity to EMAE if the agreement is judicially invalidated, which could have material adverse effects on our financial condition and operating results. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Transactions with related parties, including as part of our Proposed Privatization, may not have comparable market terms available and may not be entered into on an arm’s length basis, which could expose us to lawsuits and affect our financial results.

We are a company controlled by the State of São Paulo and certain transactions that we enter into with companies controlled by the State of São Paulo or governmental entities have no comparable market terms available. Additionally, we cannot guarantee that these transactions have been or will be entered into on an arm’s length basis. This risk will remain even after the consummation of our Proposed Privatization because the State of São Paulo will remain our significant shareholder.

Furthermore, we must comply with Brazilian antitrust and competition regulations, as well as with the disclosure requirements of the CVM, the SEC, and the stock exchanges on which our securities are listed. Any noncompliance with applicable requirements relating to related party transactions could adversely affect our financial condition, may result in regulatory penalties and may expose us to lawsuits from third parties.

Risks Relating to Our Business

Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.

Our current Tariff Structure (as defined in “Item 4.B. Business Overview—Tariffs—Tariff Structure”) is based on the pricing regulation approved by State Decree No. 41,446/1996. Accordingly, it no longer reflects the socioeconomic changes the State of São Paulo has undergone over the past decades. Considering the need to adapt to new circumstances, ARSESP accepted our request to update our Tariff Structure to reflect the new consumption profile of our customers. This process was developed in parallel with the Third Ordinary Tariff Revision, both of which were completed in April 2021.

On March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the adoption of the New Tariff Structure until the resolution of outstanding definitions necessary for its implementation. On March 1, 2023, ARSESP published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation was scheduled for the first half of 2024 aiming to implement the postponed New Tariff Structure. However, on April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No 1,278 and maintained the current Tariff Structure. A new tariff structure may be implemented subject to the views obtained during a public consultation. As of the date of this annual report, we cannot confirm that a new tariff structure will be implemented, or when it would be implemented, and the draft Concession Agreement for URAE-1 expressly maintains the current tariff structure at least until the end of the first tariff cycle of this new agreement (which will be on 2029). For more information, see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

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

The provision of water and sewage services in the city of São Paulo accounted for 45% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2023.

On June 23, 2010, the State and the city of São Paulo executed a convention agreement (convênio) with our intermediation and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis. In accordance with this convention, we executed a service contract on June 23, 2010, with the State and the city of São Paulo, to provide these services for the next 30 years. Among other principal terms of this service contract, we must transfer 7.5% of the gross revenues we obtain from this contract and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills for services provided to properties owned by the city of São Paulo, to the FMSAI, established by Municipal Law No. 14,934/2009. For more information, see “Item 7.B. Related Party Transactions—Agreement with the State and the city of São Paulo” for a further discussion of the principal terms of this convention and the service contract we executed in accordance with this convention.

Since the second ordinary tariff revision, which was concluded in 2018 ("Second Ordinary Tariff Revision"), the result of which is published in ARSESP Resolution No. 794/2018, ARSESP is passing-through to the tariffs up to 4% of the municipal revenue that is transferred by us to a legally established municipal infrastructure fund. For more information, see “Item 4.B. Business Overview—Tariffs,” especially “Item 4.B. Business Overview—Tariffs—Tariff Readjustment and Revisions.”

Prior to May 9, 2018, our tariff had never included any pass-through of amounts related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to FMSAI.

The transfer of 4% of revenues from service providers in different in municipalities to municipal funds was subsequently regulated by ARSESP Resolution No. 870/2019, which established the criteria and conditions to permit the transfer of 4% of the revenue from service providers through the tariff, excluding COFINS and PASEP taxes. In addition, for recognition as part of the tariff, municipal funds for environmental sanitation and infrastructure must be established by the municipality through a legal act, which specifies the allocation of resources. For the fourth tariff cycle (2021-2024) ARSESP provided that a 4% limit will apply to transfers to municipal funds and that these transfers must be previously approved by ARSESP and recognized as part of the tariffs.

Considering that ARSESP has limited the pass-through to tariff of values transferred to municipal infrastructure funds to 4%, the mandatory contractual transfer of the remaining 3.5% of the gross revenues (subtracting (i) COFINS and PASEP taxes and (ii) unpaid bills of publicly owned properties in the city of São Paulo) to FMSAI will not be passed through to customers in full and we cannot assure you when and if this will happen and if it may have an adverse effect on our business, financial condition or results of operations.

From 2010 to December 31, 2023, we transferred approximately R$5.9 billion to FMSAI. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Establishment of ARSESP.”

On July 13, 2021, the city of São Paulo filed a public civil action against us, the State of São Paulo and ARSESP, aiming, in general terms, to discuss the possibility of including the charge to FMSAI in the tariff adjustment provided for in Resolution No. 870/2019, which in practice was already being transferred pursuant to Resolution No. 794/2018. In summary, this public civil action seeks: (i) the recognition of illegality of the transfer of 7.5% of our gross revenue, related to FMSAI, to the water and sewage tariff applicable in the city of São Paulo; (ii) to establish our liability for any damages caused to users affected by ARSESP Resolutions 794/2018 and 870/2019; and (iii) the recognition of the inexistence of liabilities to be paid to us for the transfers to FMSAI made by it since 2010, since they would already be included in the tariff value from the beginning.

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

The draft Concession Agreement for URAE-1, which was submitted for Public Consultation No. 01/2024, provides for the full acknowledgment of tariff payments to the FMSAI for the municipality of São Paulo, which means that the 7.5% rate will be recognized in the tariffs. The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. See “Presentation of Financial and Other Information—Proposed Privatization” for further information about the contributions for this public consultation, and “Item 4.B. Business Overview—Tariffs—New Tariff Structure” for further information about our tariff structure.

Any failure to obtain new funding or to comply with covenants in our existing financing agreements may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$47.4 billion in the period from 2024 through 2028. For the year ended December 31, 2023, we recorded R$6.3 billion in capital expenditures. We funded and we intend to continue funding these capital expenditures with cash generated by our operations, issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies. A significant portion of our financing needs is obtained through long-term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long-term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

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

Our debt includes financial covenants that impose indebtedness limits, as well as several non-financial covenants, including the pledging of assets, provision of financial statements and audit reports, no rating downgrade event after our Proposed Privatization and compliance with environmental laws and licenses, among others. Our failure to comply with any of these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us. For more information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

If our Proposed Privatization is completed and we are no longer controlled by the State of São Paulo, we will no longer have access to (i) guarantees for our new debt obligations from the Brazilian government or (ii) financings from certain international multilateral agencies and development banks who only lend to sovereign or quasi-sovereign entities. This could mean that we will not be able to receive financings at the same tenors or interest rates that we have received in the past. Accordingly, if our Proposed Privatization is consummated, our funding costs may increase.

Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.

We are currently a party to several legal proceedings relating to civil, corporate, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. As of December 31, 2023, the total estimated amount of claims related to our legal proceedings was R$57.1 billion (net of R$263.8 million in court deposits), including contingent liabilities and remote loss contingencies.

We recognized provisions for all amounts in dispute that represent a present obligation as a result of a past event and where it is probable that there will be an outflow to settle this obligation in the view of our legal advisors and in light of precedents that cover laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2023, the total amount of accrued provisions for claims with a probable likelihood of loss was R$1.8 billion (net of R$132.8 million in court deposits). As of December 31, 2023, claims classified as contingent liabilities amounted to R$55.2 billion, of which R$10.1 billion relate to claims where we classified the risk of loss as possible and R$45.1 billion relate to claims where we classified the risk of loss as remote. In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies.

In addition, our provisions do not cover all legal proceedings involving monetary claims filed against us and may be insufficient to cover the amount arising from final unfavorable decisions rendered against us, which may have a material adverse effect on our financial condition, reputation and image. Further, one or more of our directors and officers are and/or may become parties to civil, administrative, criminal or tax judicial, administrative or arbitration proceedings, in which the initiation and/or outcome may adversely affect them and impair their ability to perform their duties with us, which could lead to a material adverse effect on our reputation, business or operating or financial condition and/or results. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Note 20 to our 2023 Consolidated Financial Statements included in this annual report.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations. Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of Brazil, and we may become subject to such laws and regulations in other jurisdictions. We may be subject to investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, damages, sanctions or other forms of liability that could have a material adverse effect on our reputation, business, financial condition and results of operations. There can be no assurance that our internal policies and procedures will be sufficient to prevent, detect and timely implement corrective measures in relation to any unlawful and inappropriate practices, fraud or violations by our employees, officers, executives, partners, agents and service providers, nor that any such persons will not take actions in violation of our policies and procedures. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any such subsidiaries, employees or other persons engage in fraudulent, corrupt or other unfair business practices or otherwise violate applicable laws, regulations or internal controls, we could become subject to one or more enforcement actions or otherwise be found to be in violation of such laws.

Any violations, whether actual or perceived, by us or any of our employees, directors, officers, partners, agents and service providers of these laws or regulations or our internal policies or procedures could result in penalties, damages, fines and sanctions and represent a material adverse effect our reputation, business, our ability to obtain financing our business, financial condition or results of operations.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers may also be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. Due to the COVID-19 outbreak, we started to use new communication software and systems. However, we cannot assure that these systems adequately protect data and information to avoid confidentiality breaches or that they will not affect our capacity to operate.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, and it may be difficult to detect quickly, and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’, suppliers’ and employees’ personal or proprietary information that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and trademark, result in significant legal and financial exposure, lead to a loss of customer confidence in our products and services, and adversely affect our business, financial condition or results of operations. In addition, any breaches of network or data security at our suppliers (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

We cannot guarantee that the protections we have in place to protect our operating technology and information technology systems are sufficient to protect against cyberattacks and security and privacy breaches. For more information, see “Item 16.K. Cybersecurity.”

Failure to comply with the LGPD or any further privacy and data protection laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.

We are subject to data privacy laws, such as Law No. 12,965/2014 (“Brazilian Internet Act”) and Law No. 13,709/2018 (“Brazilian General Data Protection Law” or “LGPD”) and their related regulations, including regulations to be enacted by the Brazilian National Data Protection Authority (“ANPD”).

The LGPD, effective from September 18, 2020—excluding its administrative sanctions, which came into effect on August 1, 2021—provides a comprehensive regulation on the processing of personal data in Brazil. It established detailed rules for the collection, use, processing, storage, and disposal of personal data, which is applicable to all economic sectors and the relationships between customers and companies, employees and employers and others where personal data is processed, both in the digital and physical environment.

Additionally, the LGPD established the ANPD, a public administration authority responsible for ensuring, implementing, and supervising compliance with the LGPD. The ANPD responsibilities include: (i) investigation, including the authority to issue regulations, deliberate on the interpretation of the LGPD, and request information from controllers and processors; (ii) enforcement, in cases of non-compliance with the LGPD, through administrative proceedings; and (iii) education, with the responsibility to disseminate information and promote knowledge of the LGPD and security measures.

Failure to comply with the LGPD, especially regarding ensuring data subjects’ rights, providing clear information about our personal data processing activities, adhering to the original purpose of data collection, observing legal data storage periods, and implementing required security standards, could subject us to the administrative sanctions of article 52 of the LGPD, enforced by the ANPD. These sanctions, which may be applied individually or cumulatively, include warnings, mandatory incident disclosure, temporary blocking or deletion of personal data, suspension or prohibition of data processing activities, daily fines and fines of up to 2% of the company’s, group’s, or conglomerate’s revenue in Brazil for the last fiscal year, excluding taxes, with a maximum of R$50.0 million per violation.

Moreover, non-compliance with the LGPD and other data protection laws may expose us to liability for material, moral, individual, or collective damages, being subject to risks, such as (i) the filing of lawsuits claiming damages resulting from violations, based not only on the LGPD, but also on other sectorial legislation; and (ii) the application of penalties provided for in the Consumer Defense Code (Law No. 8078/1990) and the Brazilian Internet Act by relevant consumer protection agencies, such as the MPF and the National Consumer Secretariat (Secretaria Nacional do Consumidor). Failure to adhere to the LGPD or any privacy laws or regulations also leads to the risk of individual or collective lawsuits and claims for compensation of damages, especially in cases of information security incidents that result in unauthorized access to personal data.

We cannot guarantee that our personal data processing activities will always be secure and will not be subject to fines and other types of sanctions. The application of penalties, publicizing of infractions or obligations to compensate for failures in the protection of personal data or compliance with the LGPD could adversely affect our reputation, and our results and, consequently, the value of our common shares and ADSs.

Our failure to protect our intellectual property rights may negatively impact us.

We own and license from third parties several intellectual property assets, including trademarks, patents, software, copyrights, and domain names. Therefore, we rely on intellectual property laws and registration authorities in Brazil and abroad, as well as on license agreements, to protect our intellectual property.

Events such as the rejection of patent applications or trademark registrations by the National Institute of Industrial Property (“INPI”), or the unauthorized use or other improper appropriation of our intellectual property assets, especially the “Sabesp” trademark and related brands, can diminish the value of our brands or affect our reputation. Furthermore, we cannot guarantee that the measures taken to protect our intellectual property rights will be sufficient against potential illicit actions by third parties. Similarly, third parties may claim that our products or services, or even our intellectual property assets, violate their intellectual property rights.

Any dispute or litigation related to intellectual property assets, even if it concerns assets of low relevance to our operations, can be costly and time-consuming. Therefore, any situation that affects the protection of our intellectual property assets may have adverse impacts on our business.

Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.

Currently, we substantially withdraw our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled with impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. As of December 31, 2023, we had 230 dams for water supply purposes, which are all the dams used as part of our operations.

Our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods and/or droughts or other environmental occurrences that could result in structural damages and eventually rupture of our reservoirs, dams and other facilities or equipment.

Our water and sewage pipes are susceptible to degradation caused by factors such as aging, intense traffic, interventions resulting from disorderly urban planning and action by other companies, which may provoke accidents in the networks, increasing the risk of physical loss of water and leakage of sewage, which could affect the regular provision of our services, impacting our customers, the society and the environment. Regarding sanitary sewage, our sewage pipes may also be obstructed due to misuse resulting from the improper release of solid waste and rainwater in the sewage systems, which could also lead to the risks mentioned above.

In particular, the increasing degradation of our water sources (mananciais) may affect the quantity and quality of water available to meet demand from our customers. For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System.”

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

It is not always possible to obtain insurance against all such risks due to the high premiums associated with insuring against them or for other reasons. Moreover, insurance against risks such as water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages as a result of our activities is not generally available to us or to other companies in our industry on acceptable terms. Our insurance will not cover all potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance and results of operations. To the extent that we incur losses not covered by our insurance policies, the funds available for sustaining our current operations and for our planned expansion will be reduced. See also “Item 3.D.— Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Noncompliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image” and “Item 4.B. Business Overview—Insurance.”

We cannot guarantee that our third-party suppliers and/or service providers will not become involved in any irregular practices.

Our internal controls, corporate policies and procedures, Code of Conduct and Integrity and compliance program may not be sufficient to prevent irregularities in the operations of third-party suppliers and/or service providers. We have no control over and cannot guarantee that certain of our third-party suppliers and/or service providers will not experience labor-related issues or issues related to environmental legislation and sustainability and, if such third-party suppliers or service providers do so, we may suffer financial losses, damage to our image and, consequently, reduce the value of our common shares and ADSs.

In addition, if our third-party suppliers and service providers fail to comply with their labor or environmental obligations and laws related to social security and the environment, we may be held subsidiary and/or jointly liable for such non-compliance, which may result in fines, obligation to pay the amounts in question and other sanctions that may substantially and negatively affect us. We may also be held liable for the bodily injury or death of employees of third parties who are providing services to us within our facilities or for environmental damages caused, which may adversely affect our reputation and business.

Furthermore, if our third-party suppliers and/or service providers act in breach of ethical business practices and fail to comply with applicable laws and regulations, such as any laws against child or slave labor or environmental protection, our reputation could be adversely affected, as could negative publicity or the imposition of joint or several liability.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by the outbreak of pandemics, as well as other catastrophes and health epidemics on a regional or global scale. Such outbreaks may result, at different levels, in the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the closure of private establishments and public offices, interruptions to the supply chain, reduction of consumption in general by the population and increased intervention in their economies.

The impact of the COVID-19 pandemic on the global economy and financial markets was significant in 2020 and 2021 and gradually reduced in 2022 and 2023. It also introduced new habits that impacted consumption and, as a result, our business.

Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories in 2022, which would have been higher had it not been for the partial remote working policies adopted by these companies. However, in 2023, the volume of sales returned to the normal levels we observed before the COVID-19 pandemic. In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts decreased by 16.5% for the year ended December 31, 2023 compared to the year ended December 31, 2022, and increased by 21.5% for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Epidemics, natural disasters and other catastrophes may have a negative and significant effect on the world economy and on Brazil’s economy, and include or may include reduction in the level of economic activity; currency devaluation and volatility; increase in the fiscal deficit and constraints to the capacity of the Brazilian government or state governments to make investments and payments and to contract services or acquire goods; delays in judicial, arbitral and/or administrative proceedings; imposition, even if only temporarily, of a more onerous tax treatment of our business activities; decrease the liquidity available in the international and/or Brazilian market; and volatility in the price of raw materials and other inputs, among other effects.

We cannot assure that future events, such as other health catastrophes and epidemics will not result in the spread of contagious viruses that may lead to a renewed imposition of remote work regimes and the closure of non-essential commercial, industrial and public establishments. The occurrence of any of these events and their duration may have material adverse effects on our operating results and financial condition, as well as the trading price of our common shares and ADSs.

If we are not successful in addressing issues related to the occupational health and safety of our employees and the facilities where we conduct our activities, our results and operations could be adversely affected.

Our operations are subject to extensive federal, state and municipal legislation on occupational health and safety, the implementation of which is overseen by government agencies. Failure to comply with these laws and regulations may result in administrative and criminal penalties, as well as legal repercussions in the labor, civil, tax and/or criminal spheres. There is a possibility of accidents involving our employees and outsourced workers if the technical and legal recommendations are not properly adopted.

The provision of sanitation and waste management services, including the handling of chemicals and hazardous waste, involves operational risks such as equipment defects or malfunctions, problems in training professionals, failures and natural disasters and other unexpected occurrences, which may result in accidents involving our employees, or the need to shut down or reduce the operation of our facilities while corrective actions are taken.

We also need to meet a quota for people with disabilities, which varies from 2% to 5% depending on the total number of employees, and we need to adapt our facilities to provide accessibility and reasonable accommodation for these employees. If we do not comply with these quotas, fines may be imposed by the competent authority, in accordance with the Brazilian Law on the Inclusion of People with Disabilities (Law No. 13,146/2015, as amended) and Law No. 8,213/1991, as well as possible legal proceedings filed by labor authorities seeking compliance with said quota and the potential payment of collective moral damages.

If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.

Regardless of the consummation of our Proposed Privatization, a substantial portion of our assets, including our sewage treatment facilities, could be deemed by Brazilian courts to be related to the provision of essential public services. Accordingly, these assets would not be available for liquidation or attachment. In either case, these assets would revert to the relevant municipalities pursuant to Brazilian law and the applicable program contracts. We cannot assure you that any indemnity we receive for such assets would be equal to the market value of the assets or sufficient to reimburse the investments made by us in such assets, which could adversely affect our financial condition.

If our Proposed Privatization is completed, we will no longer be a state-controlled company and will be subject to the Brazilian Bankruptcy Law.

Law No. 11,101/2005, as amended (the “Brazilian Bankruptcy Law”) governs judicial recovery, extrajudicial recovery and bankruptcy. The Brazilian Bankruptcy Law states, in article 2, item I, that its provisions do not apply to federal or state government-controlled and mixed capital companies such as us and our subsidiaries. However, the Brazilian Constitution establishes that mixed capital companies, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters (article 173, item II, of the Brazilian Constitution). The discussion about the application of the Brazilian Bankruptcy Law to state-controlled companies (including mixed capital companies) is currently subject to the Extraordinary Appeal No. 1,249,945/MG with the Brazilian Supreme Court (Supremo Tribunal Federal – “STF”). The Extraordinary Appeal discusses the constitutionality of article 2, item I, of the Brazilian Bankruptcy Law, which excludes public companies, even those that carry out economic activities in the strict sense of the word, in competition with the private sector, from the legal regime of judicial and extrajudicial reorganization and bankruptcy, given the provisions of article 173, paragraph 1, item II, of the Brazilian Constitution. The Extraordinary Appeal had its general repercussion declared, but its merits are still pending judgment by the STF. Thus, we cannot assure whether the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the Brazilian Bankruptcy Law would apply to us.

If the Proposed Privatization is consummated, we will no longer be a state-controlled company and, in principle, would be subject to the Brazilian Bankruptcy Law.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

As of the date of this annual report, approximately 65% of our employees were labor union members and, in accordance with Brazilian law, all of our employees were represented by labor unions, regardless of their filiation to the labor union. We face strikes and work stoppages from time to time. Disagreements on issues involving our Proposed Privatization, changes in our business strategy, reductions in our personnel, as well as potential employee contributions and benefits, could lead to labor unrest. We cannot ensure that future strikes or work stoppages will not affect our operations or administrative routines or will not affect our Proposed Privatization.

Strikes, work stoppages, or other forms of labor unrest at our company or our subsidiaries or any of our major suppliers, contractors or their facilities could impair our ability to complete major projects and adversely impact the results of our operations, financial condition, and ability to achieve our long-term objectives. For further information regarding strikes, labor unions and work stoppages, see “Item 6.D. Directors, Senior Management And Employees —Employees.”

If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance IFRS Accounting Standards. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. In the course of completing our assessment of internal control over financial reporting as of December 31, 2023, we did not design nor maintain effective internal control over our financial reporting because a material weakness in internal control over financial reporting was identified as of that date related to an inadequate function in our revenue billing system, which allowed the direct insertion and execution of scripts in our Information Technology (“IT”) production environment, and allowed users with administrative access to change file data during the file transfer interface (FTP) from the revenue billing system to the accounting system without adequately designed and implemented segregation of duties controls. This material weakness could have resulted in undue changes to our billing system, potentially compromising the integrity and reliability of the related interfaces between the revenue billing system and the accounting system.

Our internal controls department is responsible for overseeing the implementation of action plans and reports periodically to the Board of Directors and the Audit Committee. If our future efforts are not sufficient to remedy all the inconsistencies identified, we could continue to experience material weaknesses in our internal controls in the future. Any such material weaknesses could adversely affect our ability to accurately prepare our financial statements, which may result in a restatement of our historical financial statements or in misstatements in our future financial statements and, consequently, adversely affect our business and financial condition. See “Item 15—Controls and Procedures” for further details.

Risks Relating to Suppliers

Any interruptions in the supply of electricity and water may adversely affect our operations.

Electricity and the price we pay for it have a significant impact on our operating results. Any material interruptions in the supply of energy could have a considerable negative effect on our activities, financial condition, results of operations and prospects.

The Brazilian power generation system is based on hydro, thermal, wind and solar energy, with the majority of energy being produced by hydroelectric powerplants. Although Brazil recorded the lowest volume of rainfall in 91 years in 2020 and 2021, in 2022 and 2023, the El Niño phenomenon reversed the water crisis experienced in prior years and produced the best reservoir storage in the last 14 years. Nevertheless, it is not possible to predict rain patterns in the future. Increases in the price of energy could have a material impact on our business, financial condition, or results of operations. Moreover, electricity shortages could lead to instability in water supply and sewage collection and treatment services, which could adversely affect our reputation and operations. Additionally, as one of the largest electricity consumers in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant financial impact on us.

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

The ability of these third parties to fulfill their obligations may be adversely affected by financial or economic crises or other factors. In addition, several supply chain risks, such as strikes or lockouts, loss of or damage to equipment or its components while in transit or storage, natural disasters, contagious diseases that prevent free circulation, or war, may limit the supply of products and/or equipment used in our operations and facilities. Further, the imposition of the Universalization Targets for water supply and sanitary sewage set out in the New Legal Framework for Basic Sanitation may adversely affect the availability of third party services and the supple or products and equipment as the entire sanitation industry is looking to comply with these targets.

In some cases, there are only a few suppliers for products we use, such as chlorine, sodium hypochlorite, ferric chloride, and fluosilicic acid. There are also highly specialized suppliers for information systems platforms that we use in our commercial, financial and administrative processes.

If any supplier discontinues the production or sale of its products and services, we may not be able to purchase these products and services from other suppliers for the same price or on the same terms. In this case, the provision of our services or our ability to maintain our commercial, financial and administrative processes may be significantly jeopardized, which could adversely impact our financial condition and results of operations. Additionally, the Universalization Targets for sanitation could lead to a shortage of raw materials and affect the capacity of current hydrometer suppliers to meet our future demand.

Risks Relating to Our Clients

We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Historically, the State of São Paulo and some State entities have delayed payment of substantial amounts related to water and sewage services owed to us. As of December 31, 2023, the State of São Paulo owed us R$120.4 million for water and sewage services. Additionally, the State of São Paulo also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State of São Paulo is required to reimburse us.

With respect to payment of pensions on behalf of the State of São Paulo, we had a contested credit of R$1.5 billion as of December 31, 2023 recorded in the line item “disputed amount.” We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State of São Paulo, considering that the amount is under judicial discussion in a civil lawsuit filed on November 9, 2010 against the State of São Paulo. We also had an uncontested credit of R$1.0 billion which is recorded as related-party receivables, recorded in the line item “undisputed amount.” For further information, see Note 11(a) to our 2023 Consolidated Financial Statements.

In addition, as of December 31, 2023, we recorded a provision for an actuarial liability of R$2.1 billion with respect to future supplemental pension payments for which the State of São Paulo does not accept responsibility. For further information, see Note 11(v) to our 2023 Consolidated Financial Statements.

In addition, certain municipalities and other government entities also owe us payments. We cannot assure you when or if the State of São Paulo and such municipalities will pay the contested credits, which are still under discussion, and the remaining overdue amounts they owe us. The amounts owed to us by the State of São Paulo, municipalities and other government entities for water and sewage services and reimbursements for pensions paid may increase in the future, given that we are currently making some payments on behalf of the State of São Paulo. For further information, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo.”

Risks Relating to Our Management

We depend on the technical qualifications of the members of our management, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills and efforts of our management and certain key employees. If the members of our management or key employees choose to no longer participate in the management of our business and/or resign, we may not be able to find skilled professionals to replace them. The New Legal Framework for Basic Sanitation established that by 2033 the Universalization Targets must be met. The increase in companies operating in our industry as a result of the New Legal Framework for Basic Sanitation, may lead members of our management or other professionals to leave us. The loss of members of management and key employees, as well as the difficulty in hiring professionals with similar expertise and experience could have a negative effect on our results of operations, financial condition and our reputation.

Risks Relating to the Regulatory Environment

Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference standards. Any non-compliance will prevent municipalities or operators from accessing financings and public resources managed or operated by the Brazilian government.

According to Federal Law No. 11,445/2007 and Federal Law No. 9,984/2000, both modified by the New Legal Framework for Basic Sanitation on Federal Law No. 14,026/2020, ANA can issue reference standards (guidelines) for how subnational regulatory agencies should regulate certain topics in the sector. Consequently, ANA’s reference standards can apply to the basic sanitation sector nationwide, setting the guidelines for regulation and supervision by the regulatory entities at the state, municipal, and district levels, and ensuring regulatory uniformity in the sector and legal certainty for the provision and regulation of the service.

Nevertheless, the application of the reference standards is not mandatory a priori. The New Legal Framework for Basic Sanitation provided that the access to financing and public resources managed or operated by the Brazilian government depends on compliance with the reference standards, by the sanitation service titleholders, service providers, and the subnational regulatory agencies, such as ARSESP. Accordingly, there is an incentive for adherence to these reference standards.

Moreover, Federal Decree No. 11,468/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, with several competences, including: (i) coordination of the implementation of the Federal Basic Sanitation Policy in Brazil; (ii) proposition of national guidelines for financing the sanitation sector; and (iii) definition of guidelines for the preparation of reference standards.

Non-compliance by any municipalities with the reference standards could adversely affect our activities, especially as we and any non-complying municipalities would be prevented from accessing public resources from the Brazilian government.

The regionalization of services, established in the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.

The New Legal Framework for Basic Sanitation created mechanisms to encourage the creation of clusters of municipalities to plan and procure sanitation services as a group, with the aim of ensuring gains in scale and cross-subsidizing tariffs. In this sense, the New Legal Framework for Basic Sanitation establishes that the access to public resources from the Brazilian government by municipalities and operators is conditional upon the creation of regionalized structures, with governance rules, and the effective adhesion of municipalities to the region. Federal Decree No. 11,599/2023, published on July 12, 2023, provides that the adhesion to the regionalized governance structures must be completed within 180 days from the date of their establishment by the municipalities.

Regionalized structures include regional units and reference blocks, as well as micro-regions, urban agglomerations, metropolitan regions and public consortiums, among others. The New Legal Framework for Basic Sanitation provides that each state had one year since it came into force to regionalize the services through one of those structures.

In the State of São Paulo, State Law No. 17,383/2021 created four URAEs. This law defines that municipalities must join the URAEs within 180 days from its publication, in accordance with Federal Decree No. 11,599/2023. In December 2021, State Decree No. 66,289/2021 set January 1, 2022 as the deadline for the municipalities to adhere to the URAEs, which has been subsequently extended to February 15, 2023 by the State Decree No. 67,880/2023, published on August 15, 2023, for 180 days from its publication. The State Law No. 17,583/2023, that approved our Proposed Privatization, included new municipalities to URAE-1. As of the date of this annual report, 371 out of 375 (disregarding Olímpia) municipalities in which we operate have adhered to URAE-1.

Failure by the municipalities to adhere to the URAE-1 may adversely affect our business, financial condition, or results of operations, since we and non-adherent municipalities will not have access to federal financing.

The proposed Concession Agreement for URAE-1 to be signed between us and URAE-1 after the completion of our Proposed Privatization was subject to a public consultation held by the SEMIL. This public consultation ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. For more information, please see “Presentation of Financial and Other Information—Proposed Privatization” and “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization.”

The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations.

The New Legal Framework for Basic Sanitation prohibits the provision of sanitation services by any bodies or entities of Public Administration, at Federal, State, District, and Municipal levels, through program contracts, covenant, partnership agreement, or other instruments of a precarious nature.

The program contracts that were executed prior to the New Legal Framework for Basic Sanitation and comply with Law No. 11,445/2007 will remain in effect until the end of their contractual term as long as they are amended to reflect the new targets for the universalization of services provided by the New Framework for Basic Sanitation. As confirmed by ARSESP on March 28, 2022, we proved our economic and financial capacity to fulfill the Universalization Targets by 2033, as required by the New Legal Framework for Basic Sanitation, amending the existing program contracts to comply with the new targets imposed by the New Legal Framework for Basic Sanitation.

Accordingly, once our program contracts terminate, we will be required to participate in a bidding process to continue to provide the services previously provided under these program contracts. Also, in the event our program contracts are replaced by the Concession Agreement for URAE-1, valid until 2060, as a result of our Proposed Privatization (which will not require bidding process), once this concession agreement terminates, we will also be required to participate in a bidding process to continue to provide the same services. If we are not successful in such bidding processes, our customer base and size of operations may be reduced, which may adversely affect our operations.

For more information about our Proposed Privatization, please see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization—If our Proposed Privatization is consummated, the State of São Paulo will no longer be our majority shareholder, which brings uncertainties that are beyond our control regarding the maintenance of our current program contracts.”

Municipalities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.

Municipalities have the right to terminate our contracts early if we fail to comply with our contractual or legal obligations (forfeiture or “caducidade”), including in the event of non-compliance with the Universalization Targets, or if the municipalities decide to resume the services based on public interest (encampação). In the first scenario (caducidade), indemnification will be guaranteed to us for any assets not amortized or depreciated, but will only be paid following a contract termination administrative process, in which we will have the opportunity to present our defense for maintaining the contract and discuss the amount to be paid as compensation for the unamortized assets. It is not possible to predict how long such an administrative process will take, nor whether we will receive the compensation we believe we are owed. In addition to the forfeiture penalty, other penalties may be applied, such as the suspension of the right to participate in bidding process or enter into public agreements with the government, including public entities other than the one that imposed the sanction. In the second scenario (encampação), indemnification must be paid prior to the contract termination, and it will also cover any assets not amortized or depreciated. In this case, the municipality must demonstrate that it is no longer in the public interest to continue the concession contract through the approval of a specific local law.

In either case, public entities will be obligated to indemnify us for the investments related to any assets not amortized or depreciated. The New Legal Framework for Basic Sanitation assigns ANA the authority to issue a reference standard regarding the methodology for calculating indemnities for investments made and not yet amortized or not depreciated. On August 4, 2023, ANA published Resolution No. 161/2023, that approved Reference Norm No. 3, which provides for this methodology. However, considering that ARSESP may or may not incorporate the reference norms in its regulatory framework, as explained above, ARSESP has published Public Consultation No. 07/2023 aiming to define its methodology on this point. The comment period for Public Consultation No. 07/2023 finished on November 10, 2023, and on April 16, 2024, ARSESP published Resolution No. 1,515/2024, which established the methodology and criteria for the reversal and possible indemnification of assets at the end of the concessions in the sanitation sector (water supply and sewage services) in the State of São Paulo under the supervision and regulation of ARSESP.

We cannot prevent any municipalities from terminating our contract before the contractual expiration date based on the events above described. If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, our business, financial condition, or results of operations may be materially adversely affected. We also cannot predict the effects that ANA or ARSESP’s methodology may have on our business, as it is possible that the indemnification payments may be lower than the remaining value of the investments we made. Further, once the methodology is determined, municipalities may also refuse to make indemnification payments voluntarily, potentially leading to judicial disputes. In case of judicial disputes, there is a risk that the judicial decision will consider the indemnification as undue or that it would be set at a lower value than the investments we already made. Finally, it is important to highlight that we are a party to proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain municipalities. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization—If our Proposed Privatization is consummated, the State of São Paulo will no longer be our majority shareholder, which brings uncertainties that are beyond our control regarding the maintenance of our current program contracts” and Note 20 to our 2023 Consolidated Financial Statements included elsewhere in this annual report.

We cannot guarantee compliance with the new Universalization Targets for reasons beyond our control, based on the guidelines outlined in the New Legal Framework for Basic Sanitation and the State Law that authorized our Proposed Privatization.

The New Legal Framework for Basic Sanitation set a target of December 31, 2033 for the universalization of water and sewage services in Brazil. Nevertheless, State Law No. 17,853/2023, which authorized our Proposed Privatization brought these targets forward to December 31, 2029.

In addition to anticipating the universalization deadline, rural areas and consolidated informal centers were included in our service area. The terms of the Concession Agreement for URAE-1, which was the subject of Public Consultation No. 01/2024, also introduced a new set of targets to be achieved simultaneously. Compliance with the new set of targets will be monitored on an annual basis, unlike under the previous model where the targets were verified in periods ranging from 4 to 5 years.

Under the current proposed model, compliance with the targets will be monitored and, if these targets are not met, it could lead to a reduction in the tariff adjustment index (Índice de Reajuste Tarifário – IRT) through the application of Factor U. The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. See “Presentation of Financial and Other Information—Proposed Privatization” for further information about the contributions for this public consultation, and “Item 4.B. Business Overview—Tariffs—New Tariff Structure” for further information about our new tariff structure.

Although much of the effort to achieve these objectives falls on us, there are imponderable elements that are beyond our control, and which could affect our ability to achieve these targets – such as, for instance, delays in issuing environmental licenses and municipal authorizations to carry out construction works, processes for vacating areas of interest, the possible finding of archaeological sites, among others –, which could materially adversely affect our business, financial condition, or results of operations.

If the water from our water sources (mananciais) does not meet our water treatment conditions, we may have to interrupt the water treatment process until we are able to treat the water or to substitute the supply of water from another water source.

Our water supplies are potentially subject to contamination by sewage infiltration into our water distribution networks, which can alter their quality. If this occurs, we do not distribute the contaminated water and maintenance and disinfection is carried out in the distribution network, which generates additional costs for our business.

In addition, water sources may possibly be contaminated by third parties through irregular or accidental dumping of large quantities of contaminating products that affect the final quality of the water. We seek to mitigate this risk through continuous monitoring of our water sources, in addition to our own water treatment systems at our treatment plants, which have technology and tools to detect and act to prevent the distribution of water that does not meet the required standards. All of our concessions are insured against operational risks and damage to third parties arising from this type of event.

Risks of contamination in our distribution system include failures in the maintenance procedures of our networks, which may eventually carry undesired material to the supply networks if not correctly carried out. If we are found to be liable for consequences of water contamination arising out of human exposure to hazardous substances in our water supplies or other damage, we would be subject to administrative, civil and/or criminal enforcement actions, litigation and other proceedings or obligations to recover the environmental damages and indemnify the persons that were affect by the contamination, and we would also suffer adverse reputational impacts. Proceedings for the management of environmental contamination, redressing of environmental damages or indemnification of the affected population usually involve significant costs and may last several years. Additionally, claims or complaints from residents or communities located around our sites may have adverse effects on our business and reputation. Occasionally, residents or communities may have claims or complaints against us if they believe that our activities may be harming their health or well-being. If we are unsuccessful in adequately managing these claims or recommendations, they may be referred to the environmental authorities or may be the subject of legal (civil and/or criminal lawsuits) or administrative proceedings, which could affect our operating and financial results, as well as our image.

Furthermore, cleaning up water sources can be very expensive and if we are required to do so, it could have a material and adverse effect on our business, operating results and financial condition. In the event that our water supply does not meet treatment conditions, we may have to interrupt or stop the use of that water supply until we are able to treat the water or to substitute the supply of water from another water source. We may incur significant costs in order to adapt the treatment of raw water (through expansion of current treatment facilities or development of new treatment methods), use water from a more distant water source, and if there is a need to interrupt the water supply, we will need to warn our consumers. Using a new water source is generally associated with increased costs compared to an existing water source and as indicated above.

Additionally, the increase in the population density of the contributing basins is also another factor that can lead to a reduction in the quantity of raw water. Any reduction in the amount of raw water available to us can have a negative effect on our financial results and activities.

Water and sewage treatment involve environmental risks in the event there is a system failure. For example, if there is an overflow in a sewage treatment plant, the sewage could impact neighboring areas or even natural water resources, which could have a material adverse effect on our reputation, financial condition and results of operations. In addition, sludge, a byproduct of the sanitation process, needs to be disposed of appropriately in order to prevent harm to the environment. In some cases, the landfills in which the sludge is deposited are not located in the same municipalities as the water and sewage treatment facilities and, therefore, we are required to transport the sludge to the closest landfill, which increases the risk of contamination. Furthermore, some landfills may stop operating, which may increase our operating costs. These events could also lead to environmental liabilities in the administrative, criminal and civil spheres, as mentioned above.

Any of the above events could have a material adverse effect on our financial condition, results of operations, cash flow, liquidity, and reputation.

Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.

The wastewater collection, treatment and disposal operations of our utilities are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail, there are pipe leaks, bursts, overflow or our systems do not otherwise operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, potentially causing damage to persons or property, injury to the environment including aquatic life and economic damages, which may not be recoverable in rates. This risk is most acute during periods of substantial rainfall or flooding, which are the main causes of sewer overflow and system failure.

Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. In the event that we are deemed liable for any damage caused by overflow, losses might not be covered by insurance policies, and such losses may make it difficult to secure insurance with the same coverage and insured amounts in the future at acceptable insurance premium rates. Similarly, any related business interruption or other losses might not be covered by insurance policies, which would also make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

We may also incur liabilities under environmental laws and regulations requiring investigations and recovery of environmental contamination at our properties or at off-site locations where there have been adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs, and could adversely affect our reputation and financial condition, results of operations, cash flow and liquidity. Such remediation losses may not be covered by our current insurance policies, or the insured amount may not be sufficient and may make it difficult for us to secure the coverage as part of insurance policies in the future at acceptable insurance premiums with similar types of coverage and amounts.

We cannot guarantee that our existing insurance policies are adequate and sufficient for all circumstances that may arise, or against all inherent risks and amounts of damages that may occur. We cannot guarantee that we will be able to renew our existing insurance policies, and if they are renewed, we cannot guarantee that it will be renewed under the same conditions and coverage originally purchased, or at reasonable commercial rates, or on acceptable terms, whether in terms of costs or coverage. The occurrence of a significant uninsured or uninsurable loss, in part or in full, or the failure of our subcontractors to comply with their indemnity obligations, may adversely affect our operations and our reputation.

We are exposed to risks of delays or failures in payments associated with the provision of water and sewage services.

Based on our contracts, we must meet certain service provision targets and continue to provide water supply and sewage services to clients with overdue payments and who may not perform regular payments. In those cases, we cannot assure when the payments will be made in return for the services provided, at the same time we are subject to significant charges related to the provision of water supply and sewage public services, such as those related to the water abstraction or to the discharge of sewage into the water resources, and there is a risk that such charges may not be fully passed-on to our customers.

The tariffs charged by us may not be increased in line with the relevant charges or inflation adjustments and operating expenses, including taxes, or may not be increased in a timely fashion, due to legal and contractual restrictions that prevent us from passing on to our customers any increases in our cost structure.

Our water loss and other operational metrics indicate that we will need to make investments in our infrastructure. If any such investments are insufficient in adequately reducing water loss rates, this could have a material adverse effect on us.

Reducing levels of physical water losses (caused by leaks and overflows) depends mainly on investments made in identifying and repairing leaks, managing pressure in distribution networks and operational improvement programs and renewal of the distribution network. Reducing levels of non-physical water losses (which result from unauthorized consumption (theft) or inaccurate measurement) depends mainly on investments made in the acquisition and installation of water meters, the re-registration of customers and combat of irregularities, such as illegal water connections. If we do not make sufficient investment in activities and projects to reduce our levels of water loss, we could be materially and adversely affected. These investments must mainly be aligned with the goals established in contracts with municipalities and the ideal levels of losses in supply systems.

Furthermore, the New Legal Framework for Basic Sanitation establishes, among other things, that providers of public water supply and sewage services must meet qualitative and quantitative targets. Among these targets is the reduction of losses in the distribution of treated water. If we do not implement the necessary actions to reduce the loss rates, or if the projects aimed at reducing water loss levels do not produce satisfactory results, our cash flow, operating income and financial situation could be adversely affected. For more information about the New Legal Framework for Basic Sanitation, see “Item 4.B. Business Overview— The Basic Sanitation Law and the New Legal Framework for Basic Sanitation.”

Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions.

There may be risks related to the new concessions, new public-private partnerships and to the contracts held by us, such as: (i) the assets related to the contract may be different from the description provided in the public bidding documents, in the public-private partnership contracts and in the other contracts; (ii) the absence of and/or the irregularity of required environmental licenses; (iii) the absence of grants for the operation of wells; or (iv) land irregularities.

In addition, we may face difficulties transferring the assets related to the contracts, or they may be in a bad state, which may result in the need to incur additional investments. These irregularities make it difficult to enter or prevent us from entering into financing agreements with financial institutions, which may compromise the achievement of the targets originally included in our contracts.

Additionally, in the case of companies acquired by us, there may be delays in obtaining the consent of the granting authority or their creditors in order to confirm the change of control or we may not obtain such consents at all.

Risks related to encumbrances, which may adversely affect us in the event of default on the obligations guaranteed by our properties.

There may be risks in relation to some of our properties subject to encumbrances and legal restrictions, such as unavailability and easements (right-of-way).

According to real estate record certificates, we believe that some properties are burdened with unavailability, a judicial measure that imposes significant restrictions on certain assets. Its purpose is to prevent the debtor from dissipating his assets or asset squandering while the judicial process is not concluded. Although the ownership of the assets remains with the defendant, the exercise of some powers and privileges normally associated with property rights (e.g. alienation or encumbrance) will only be possible with the prior authorization of the same court that determined the unavailability.

Non-payment of the amounts that generated the unavailability may lead to the forced sale of the properties, and the proceeds of any sale would be used to pay the outstanding debts. In these cases, the new owners of the properties may seek possession of the assets, which could lead to the need to relocate the activities carried out in these locations.

Additionally, some of the properties are encumbered by easements. In case the existing easements are not being respected, the respective beneficiaries can demand that their area be vacated and enforce the real right of such easements, as well as the losses and damages incurred.

We may not be able keep in force or timely renew all permits and/or licenses for use and operation necessary for the development of our activities.

We may not be able to keep in force or renew with the appropriate public authorities all permits and/or licenses for use and operation necessary for the development of our activities, which are issued by the municipalities’ mayor offices, by the appropriate fire department and by the responsible environmental authorities.

If we are unable to obtain or renew such permits, we may be subject to fines and the closing of any irregular facilities, with the interruption of the activities carried out by us at such facilities. Any factors that impact the failure to obtain or renew such licenses and permits may cause us to incur additional costs, which may force us to reallocate resources to meet any additional charges. Failure to obtain, maintain or renew environmental licenses and authorizations may also lead to environmental, administrative or, criminal or civil liabilities.

Additionally, we cannot guarantee that licenses, permits, licenses and authorizations, such as use and operating permits and/or documents relating to the regularity of built-up areas, have not been breached in the past when in the process of obtaining or renewing them. For example, the existence of a built-up area without prior authorization from the relevant city hall, or in disagreement with the project approved, could lead to risks and liabilities for the property if the area is not regularized and it is inspected by the responsible bodies. These risks include: (i) the impossibility of registering the construction; (ii) the refusal for us to issue an operating license; (iii) the refusal for us to take out or renew property insurance; and (v) the interdiction of the property.

According to the Brazilian law regulating concessions and public-private partnership matters, our corporate structure is composed of some special purpose entities, which may result in our responsibility for tax, labor, environmental protection, consumer and bankruptcy matters originated from our subsidiaries.

Pursuant to Federal Law No. 11,079/2004, the execution of public-private partnerships must be preceded by the incorporation of a special purpose entity. In the event of one of our subsidiaries incorporated for such purpose does not comply with the contractual obligations or its financial disability to honor with the due capital contribution installments, as provided in the public-private partnership agreement, as their controlling shareholder and/or guarantor are the same, we may be liable to perform supplementary investments and to provide additional services in order to maintain the minimum financial rates provided for under the relevant agreements.

Federal Law No. 8,987/1995, or the Federal Concession Law, which establishes provisions for concessions and permission of public services, sets forth that the concessionaire, incorporated as a special purpose entity or not is responsible for the provision of the service granted in the concession, and is liable for any and all damages to the public entity, users or third parties, it being understood that the inspection carried out by the competent authority does not exclude nor mitigates such liability, which may significantly adversely affect our business and results. In the case of the concessionaire is incorporated as a consortium, the consortium leading company is liable before the public grantor for the compliance with the concession agreement, without prejudice to the joint and several liability of the additional members of the consortium. The risks inherent to our subsidiaries also include bankruptcy and potential enforcement of piercing the corporate veil by the Brazilian Courts and any event impacting the image of our partners, business partners and service providers of our subsidiaries may adversely affect our brand.

Additionally, we may be liable for certain obligations of our subsidiaries, including tax, labor, environmental protection, regulatory and consumer matters, which, in the event they materialize, may adversely affect our business and results.

We are subject to intervention by the Court of Auditors of the State (Tribunal de Contas do Estado) as well as questioning by third parties related to our concession and program contracts.

Through a request made by the City Council or any interested third party, the Court of Auditors from the State of São Paulo or from the municipality of São Paulo can intervene in our concession and program contracts to investigate their conditions. If any procedure is installed against us or any of our subsidiaries, the Audit Court can propose suspension of the contract, which could interrupt our operations and cause us to lose any investments made in connection with the concession.

In addition, we may be subject to questioning by third parties, including the MPF and State’s Public Prosecutor’s Office (Ministério Público Estadual) regarding our contracts. We may also be subject to investigations and legal proceedings that may require the termination of our contracts and/or amendments to these contracts and/or the prohibition from entering into further agreements with the public entity that granted the contract.

The occurrence of any of these events could have a material adverse effect on our results of operations or financial condition.

We are subject to penalties related to our registrations, authorizations, licenses and permits for the development of our activities.

We depend on licensing and registration before federal, state and municipal authorities and agencies, as well as operating permits. We cannot guarantee that we will be able to obtain all the necessary licenses, permits and authorizations, or obtain their renewals in a timely manner. Obtaining the necessary licenses, permits and authorizations depends on clearance from environmental agencies and other authorities, whose deadlines we do not control. The failure to obtain or renew such licenses may prevent us from operating our units and lead to suspension and closing of irregular units, as well as the application of fines. Our strategy may be adversely affected if it is impossible to open and operate new units or the operations our current units are suspended or terminated due to the failure to obtain or renew the required registrations, permits and licenses, which may adversely affect our results of operations.

In addition, we are required to comply with the administrative limitations provided by environmental laws, such as the preservation of environmentally protected areas, and of nature conservation areas (e.g., parks, reserves, protected areas, etc.). Our non-compliance with these restrictions may result in penalties and other liabilities, including substantial fines, criminal/administrative sanctions and the obligation to repair and/or indemnify any damages.

Risks Relating to Environmental Matters and Physical and Transition Climate Risks

Noncompliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment. These laws and regulations set, among others, environmental licensing and water grants requirements, as well as drinking water standards, limits for receiving effluents from non-domestic sources into our treatment systems and the quality standards that must be met by the sewage that is treated at the plants before being discharged into the waterways. We may also experience accidents such as leaks or broken pipes that can lead to liability for environmental damages (i.e groundwater and soil contamination) and infractions.

We are a party to several environmental proceedings and could be subject to other types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations, including licensing requirements and water grants, that could expose us to administrative penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. Furthermore, we are a party to commitment terms regarding the regularization of licenses and water grants requirements for our operation, that may lead us to administrative, civil and criminal liabilities, if they are not fulfilled. Such expenses may lead us to reduce expenditure on strategic investments, which may adversely affect our business, financial condition, results of operations or reputation.

We are also a party to environmental proceedings related to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants, which subject us to civil proceedings and investigations related to recovery and indemnifications of the caused damages. In addition, we are involved in civil/administrative proceedings challenging the water withdrawn during the 2014-2015 water crisis. Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on our reputation, business, financial conditions or results of operations.

For more information on these proceedings, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” For more information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program,” “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal,” “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation.”

Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.

We experience decreases in our water supply from time to time due to droughts. The 2019-2020, 2020-2021, 2021-2022 and 2022-2023 rainy seasons recorded below-average rainfall compared to the expected long-term average. This decreased rainfall compromises the recovery of water storage levels that are necessary to serve the population during dry months, which run from April to September. It is not possible to predict the behavior of rain in the future, especially considering the climate change worsening. If we undergo consecutive periods of droughts, we may be required to adopt measures to mitigate the impacts and maintain the water supply in our area of operation.

The droughts in 2014 and 2015 severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures from 2014 to April 2016 to mitigate its impact and maintain the water supply served in the metropolitan region of São Paulo. In addition, in 2021, Brazil’s south-central region was affected by the worst drought in recent history. Between March and May 2021, dry weather in Brazil’s south-central region led to a shortage of water held in rivers, lakes, soil and aquifers, compared with the seasonal average for the past twenty years. With the return of the rainfall to its historical average, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level. However, heightened public awareness of the need to conserve water during the crisis and other more recent droughts resulted in our customers continuing to adopt lower water consumption practices. Accordingly, this change in consumption practice due to the 2014-2015 water crisis has had a continued effect on our results of operations since then, emphasizing the importance of sustainable management of water resources and the significant impacts that water shortages can have on consumption habits, our business and our operating results. For more information, see “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

There is a risk that there might be further periods of drought in the future when we consider what has happened in the past, forcing us to adopt similar or more severe measures as those adopted in 2014-2015, which can cause further material changes to consumption habits. These uncertainties could have a material adverse effect on our results of operations and financial condition.

Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.

Our business may be affected by droughts, and by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the severity of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply, whether from the standpoint of quality or quantity. Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed, and consequently, the volume of water billed (i.e. the revenue derived from water supply services). For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.” Extreme climate conditions may compromise our facilities’ conditions to operate and supply of inputs. Additionally, increases in air temperature could affect demand for water.

Since we are dependent upon energy supplies to conduct our business, extreme weather events may also reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages, which could affect water and sewage services. Increased electricity prices may also adversely affect our costs and results of operations. For more information, see “Item 3.D. Risk Factors—Risks relating to Our Suppliers—Any interruptions in the supply of electricity and water may adversely affect our operations” and “Item 4.B. Business Overview—Energy Consumption.”

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the city of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in São Sebastião. It was the highest volume of rainfall recorded in Brazil within such a short period of time since records began. As a result, our water treatment plants in the region were damaged, and the water supply was interrupted for some days due to siltation, the inability to store water, and lack of electricity. If similar incidents occur in the future or become more frequent, these events may have other additional material adverse effects on our results of operations and financial condition.

We cannot predict all of the effects of extreme weather events, making it difficult to estimate the resources needed to mitigate these effects. It is possible that as a result of the difficulty to predict these events, we may be required to make other significant investments or incur substantial costs in their remediation or prevention measures, which may have a material adverse impact on our business, financial condition or results of operations. We also cannot guarantee that we will be able to pass on any of these additional costs and expenses to our customers.

New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

We are currently subject to federal and state laws, as well as international regulations on climate change, that establish global goals to reduce greenhouse gas (“GHG”) emissions, which we endeavor to comply with. Among these laws, we highlight Decree No. 65,881 of July 20, 2021, which provides for the State of São Paulo’s adhesion to the “Race to Zero” and “Race to Resilience” campaigns, which aims, among other issues, to reduce GHG emissions and to foster climate resilience. Decree No. 65,881/2021 also provides for the development of the 2050 Climate Action Plan (PAC 2050) by the State of São Paulo government, which will likely include benchmark targets for various sectors, including sanitation.

Additionally, the potential approval of new regulation could introduce additional obligations concerning the reduction of GHG emissions in the future to comply with potential emission limits. On December 21, 2023, the Chamber of Deputies approved the new text of Bill No. 2.148/2015 that establishes the Brazilian Greenhouse Gas Emissions Trading System, which has been treated as a Market Brazilian Carbon Regulation. This is a regime for limiting GHG emissions and selling assets representing the emission, emission reduction or removal of GHG in the country. The model called cap-and-trade has already been adopted in other places, such as in Mexico and in European countries. It is possible that we may have to invest in further actions to reduce and mitigate emissions to comply with the limits established in legislations and new regulations, if they are approved.

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

On March 6, 2024, the SEC approved new rules that will require significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the “SEC Climate Rules”). A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit. Assuming that the SEC Climate Rules are ultimately upheld in their present form, our legal, accounting, and other compliance expenses may increase significantly, and compliance efforts may divert management time and attention.

In addition, the CVM approved Resolution No. 193/2023, which establishes, on a voluntary basis, the option for publicly held companies to prepare and disclose a report of financial information related to sustainability, based on the international standard issued by the International Sustainability Standards Board (“ISSB”). Any company that voluntarily decides to prepare the sustainability report has the obligation to follow the international standard issued by the ISSB. According to CVM Resolution No. 193/2023, there will only be an obligation to prepare and disclose such information as of January 1, 2026.

We may be exposed to legal or regulatory action or claims as a result of the SEC Climate Rules and CVM Resolution No. 193/2023. Although we are still in the process of assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges, some of these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

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

Risks Relating to Our Common Shares and ADSs

We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADS. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

We may have to raise additional funds (in order to finance, for example, capital expenditures and consideration due in connection with new concessions) in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our common shares underlying the ADS, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

International judgments may not be enforceable when considering our directors or officers’ status of residency.

All our directors and officers named in this annual report reside in Brazil. We, our directors and officers and the members of our audit committee have not agreed to receive service in the United States. Substantially all of our director and officers’ assets are located in Brazil. As a result, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.

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

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank in order to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon sales of our common shares. If an ADR holder decides to exchange ADSs for the underlying common shares, the holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange. After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon sale of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or registers the investment under CMN Resolution No. 4,373/2014, dated September 29, 2014, (“4,373 Holder”) which entitles registered foreign investors to buy and sell on a Brazilian stock exchange. If the holder does not obtain a certificate of registration or register under Resolution No. 4,373/2014, the holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADRs to enforce liability under U.S. securities laws.

Under our bylaws, any disputes among us, our shareholders and our management with respect to the Novo Mercado listing rules (“Novo Mercado Listing Regulation”), the Brazilian Corporate Law and Brazilian capital markets regulations will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber. Any disputes among shareholders and ADR holders, and any disputes between us and our shareholders and ADR holders, will also be submitted to arbitration. As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts. However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.

A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

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

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADSs by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADSs, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADSs in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the State of São Paulo, may decide to undertake a corporate reorganization, such as the Proposed Privatization, which could have the effect of diluting existing shareholders and ADS holders or lead to a change of control.

Judgments of Brazilian courts with respect to our common shares are required to be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais must only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered or (3) on the date on which collection or enforcement proceedings are commenced. The then prevailing exchange may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the common shares represented by ADRs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Law No. 10,833/2003, provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of withholding income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833/2023 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.

ITEM 4.	INFORMATION ON THE COMPANY

A.        History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability and for indefinite duration. We were incorporated on September 6, 1973, under the laws of the Federative Republic of Brazil. We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is +55 11 3388-8000. Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017. We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad. For more information, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Provision of Essential Basic Sanitation Services in Brazil.”

Pursuant to State Law No. 119/1973, Companhia Metropolitana de Águas de São Paulo, Superintendência de Águas e Esgotos da Capital, and Companhia Metropolitana de Saneamento de São Paulo merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since our formation, other governmental and state-controlled companies of the State of São Paulo involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into our company.

We have been integrated into the governmental structure of the State of São Paulo and our strategies have been formulated in conjunction with the strategies of the SEMIL.

Our capital expenditure budget is subject to approval by the State of São Paulo legislature and is approved in conjunction with the budget of the State Secretariat for Environment, Infrastructure and Logistics as a whole. Our Consolidated Financial Statements and accounting records are subject to review by the State Court of Audit (Tribunal de Contas), as are all accounts of the State of São Paulo.

In 1994, we were registered with the CVM as a publicly held company and are therefore subject to the CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events. Our common shares have been listed on the B3 under the ticker “SBSP3” since June 4, 1997.

In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements. In the same year, we registered our common shares with the Securities and Exchange Commission (“SEC”) and started trading our shares in the form of ADR – level III on the New York Stock Exchange (“NYSE”) under the ticker “SBS.”

The State of São Paulo, our controlling shareholder, is required by State Law No. 8,523/1993, as amended by State Law No. 11,454/2003 to own at least 50% plus one of our common shares. In 2004, the State of São Paulo carried out a secondary offer of common shares of our company in the Brazilian and international markets, which secured their ownership to 50.3% of our common shares. As of December 31, 2023, the State of São Paulo owned 50.3% of our common shares. On December 8, 2023, State Law No. 17,853/2023 was enacted and authorized the State of São Paulo to initiate our Proposed Privatization. For more information, see “Presentation of Financial and Other Information—Proposed Privatization.”

State Law No. 12,292/2006 amended State Law No. 119/1973, which created our company, and now authorizes us to provide water and sewage services outside of the State of São Paulo, both to other states of Brazil and to other countries. This law also provides that we can own interests in other public or private-public companies, and in Brazilian or international consortia, subject to authorization from the State of São Paulo. In addition, this law provides that we can incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business, subject to previous legislative authorization.

State Supplementary Law No. 1,025/2007 provided for the expansion of the scope of services to be provided by us related to environmental sanitation and energy, and also provided for the creation of regulatory agencies for the supervision of ARSESP, the regulatory agency that regulates and supervises the services we provide.

On December 11, 2023, we started operating water and sewage services in Olimpia, a municipality located in the interior of the State of São Paulo, through our wholly-owned subsidiary Sabesp Olimpia S.A. This new contract with the municipality of Olimpia, which has approximately 56 thousand inhabitants as of December 31, 2023, is the first bidding process we won without being part of a consortium under the New Legal Framework for Basic Sanitation.

As of December 31, 2023, we provided water and sewage services directly to a large number of residential, commercial and industrial consumers, as well as to a variety of public entities. As of the same date, we served directly in 376 of the 645 municipalities in the State, including in the city of São Paulo. We also supplied water and accounted for two municipalities in the São Paulo metropolitan region on a wholesale basis. In addition, we have four partnerships with private companies to supply water and sewage services, which are: Águas de Castilho, Águas de Andradina, Saneaqua Mairinque and Sesamm - Serviços de Saneamento de Mogi Mirim S.A. (the latter only for sewage services).

In the basic sanitation segment, we also established two other special purpose companies, in which we participate as a minority shareholder, which are: Aquapolo Ambiental S.A. and Attend Ambiental S.A.. Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere. Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region. Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pretreatment plant for non-domestic effluent in the São Paulo metropolitan region.

We are also qualified to plan, operate and maintain systems of production, storage, conservation and sale of energy for us or for third parties, and to sell services, products and rights that directly or indirectly arise from our assets, business and activities. Accordingly, in 2015 we incorporated Paulista Geradora de Energia S.A., which focuses on the implementation of a water treatment plant, with a total capacity of 7 MW. On March 20, 2023, the Guaraú plant began operations, with a capacity of 4.1 MW. The Vertedouro Cascata plant, which has a capacity of 2.9 MW, started operations in April 2024. For more information, see Note 12 to our 2023 Consolidated Financial Statements – Investments.

On October 28, 2022, we incorporated Cantareira SP Energia, in partnership with Pacto SP Energia I, which will produce and sell electricity. Cantareira SP Energia will establish four photovoltaic power generation plants on floating structures in our reservoirs in the region of Bragança Paulista. These plants will have a production capacity of 5 MW each and operate at 34,5KV (medium voltage), totaling a production of 20 MW. The plants are in the process of obtaining authorization from the concessionaire Energisa Sul Sudeste (ESS) and will have a twelve-month deadline for construction and start of operations from the date the authorization is granted.

On December 22, 2022, we acquired 20% of Foxx URE–BA S.A (“UREBA”). UREBA was renamed in January 29, 2024 to Barueri Energia Renovável S.A. pursuant to the concession agreement entered into with the municipality of Barueri for the construction of a power generation plant from urban solid waste. UREBA will produce energy through the thermal treatment of urban solid waste, with a total installed capacity of 20 MW and sales of approximately 16 MW, in addition to a treatment capacity of 300 thousand tons of urban solid waste per year. It will be the first power generation plant operating from the incineration of urban solid waste in Brazil. This project is intended to further our commitment to sustainability and quality of life, reducing the use of landfills and promoting a circular economy to mitigate some of the impacts of urban solid waste on climate change. The construction is expected to be completed by October 2026, and operations are expected to start in February 2027.

Our results of operations and financial condition are generally affected by: (i) our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; (iii) climate conditions; (iv) impacts of regulation for sanitation services; and (v) the impact of natural disasters and pandemics. The new Legal Framework for Basic Sanitation introduced several changes that directly affect our business. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations” and for information on natural disasters and pandemics, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.” For more information on regulatory risks, see “Item 3.D. Risk Factors—Risks Relating to the Regulatory Environment.”

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well-established business with significant size, scale and know-how to operate in complex urban settings. We are one of the largest water and sewage service providers in the world, according to the ranking published in 2023 by Global Water Intelligence, which considered the estimated revenue in 2022. We provide water services directly to approximately 28.1 million people and supply water on a wholesale basis to an additional urban population of approximately 0.6 million people. As of December 31, 2023, we had an effective water coverage ratio of 98% in respect of all regions in which we operate. We also provide sewage services directly to approximately 24.9 million people, achieving an effective sewage coverage ratio of 93% in respect of all regions in which we operate as of December 31, 2023. Our significant size and scale have required us to operate in complex urban settings such as urban areas occupied by low-income populations in irregular areas (favelas) and environments without urban planning, thereby enabling us to develop well-trained personnel, with skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state. The State of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 45.5 million as of December 31, 2023. The city of São Paulo had an estimated total population of 12.0 million as of the same date, while the São Paulo metropolitan region had a total population of 21.5 million. Based on its GDP, the State of São Paulo is the wealthiest state and has the largest economy of any state in Brazil. The GDP of the State of São Paulo was approximately R$3.2 trillion representing approximately 30% of Brazil’s total GDP in 2023. Through us and other water and sanitation companies, the State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business. We have formal agreements with 374 of the 645 municipalities in the State of São Paulo, including agreements with the cities of São Paulo and Guarulhos, respectively the first and second largest municipalities in the State of São Paulo. Most of our contracts have a 30-year term. For the year ended December 31, 2023, income from these agreements accounted for 99.2% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

Access to low-cost and diverse sources of financing. Our strong cash flow generation from operations and our role as an essential public service provider place us in a privileged position in our industry to obtain low cost, long-term financing from Brazilian public banks, and domestic and international multilateral agencies and development banks. We do not depend on a limited number of sources of financing, but instead have access to various funding alternatives in the Brazilian and international banking and capital markets to fund our working capital needs and our capital expenditure programs.

Strong corporate governance practices. In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements. Additionally, Federal Law No. 13,303/2016 came into force in Brazil and set new corporate governance standards for Brazilian government-owned and mixed capital companies like our company, as well as their subsidiaries. This law also set new rules that these companies must follow in public bidding procedures when contracting with third parties. As a result, we are committed to certain corporate governance standards that are not otherwise required by Brazilian Corporate Law, which provides heightened protection to our shareholders and enhances the quality of information we disclose to the market.

High quality operations. We believe that we adhere to high standards of service and employ the best available technology in the sanitation business to control the quality of the water we abstract, process and distribute. Our central laboratory and all of our 16 regional laboratories are accredited by the National Institute of Metrology, Quality and Technology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Qualidade e Tecnologia – “INMETRO”), and comply with the ABNT NBR ISO IEC 17025 standard, thereby assuring the quality and accuracy of our test results. Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints. We believe our technology enhances the efficiency and quality of our operations.

Our Strategy

In 2023, we reviewed our corporate strategy, strategic objectives, indicators and goals, as well as our mission and vision. We defined our purpose to be aligned with our overreaching goal of contributing to an improvement in the quality of life in the areas in which we operate.

We reorganized ourselves by creating a new executive board and an area dedicated to coordinating and centralizing the management of all ESG related aspects of our business. Sustainability is at the core of our new organizational structure and our new strategic drivers, which are:

Purpose – To transform the lives of Brazilians for a more inclusive and sustainable society.

Vision – To be a global reference in innovation and sustainability in the sanitation sector.

Mission – To provide sanitation services with excellence.

In addition, we have set our strategic goals across the following areas:

Internal Procedures. Increase the efficiency of our projects and strengthen our supply chain.

Customers and Market. Be competitive to maintain and expand our market presence and be a benchmark in service provision in Brazil.

People and Innovation. Be a modern, inclusive and innovative company.

Sustainability. Promote the universalization of sanitation services to generate positive impacts on Brazilian society and the environment and maximize our economic and financial results to ensure our growth and sustained performance.

These strategic drivers and goals are the corner stones of our ambition that we set in 2023 of striving to become what we believe to be the best sanitation company in the world. By renewing our strategy, we have placed people and the environment at the heart of our business. The intention is to ensure the transformation of lives towards a more inclusive and sustainable society, to provide our services with excellence and seek to become a global benchmark in the sanitation sector.

The guiding principles behind our strategy are:

Universalization. Working towards the universalization of sanitation services in the municipalities we operate, including people living in underdeveloped urban areas occupied by low-income populations in irregular areas.

Professional and personal development. Identify talent, provide continuous access to operational, technological and managerial knowledge and create environments that enhance values.

Integration of service provision. Implement new technologies and systems that centrally serve our company more efficiently as a whole.

Development of objectives and goals for improving the socio-environmental aspects of the areas in which we operate. Comply with environmental requirements, expand sewage treatment and reduce the discharge of untreated sewage into water bodies, and also expand ESG actions to mitigate socio-environmental and corporate governance risks.

Financial return. Secure positive financial results to guarantee investments for the provision of services, as well as to provide what we believe to be adequate and just remuneration for our shareholders. To achieve this goal, we intend to use our best efforts to reduce operating costs and increase productivity and profitability. We plan to improve the management of our assets, as well as to continue to reduce our total operating expenses by automating some of our facilities, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.

Growth in new businesses. Operate in new sectors that generate financial opportunities and contribute to the execution of our corporate strategy. Consider the water cycle as a whole (circular economy), from water collection, treatment and distribution, sewage collection and treatment and the return of these products to nature efficiently and in harmony with the environment and society.

Reuse of raw materials. Within the concept of a circular economy, encourage as much as possible the reuse of raw materials from our core activities.

Maintain and expand our operating base. We intend to maintain and expand our operating base by searching for new business opportunities. We also regularly explore the possibility of providing water and sewage services in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis. We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.

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

The State of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96 thousand square miles. According to the SEADE, the State of São Paulo had an estimated total population of 45.5 million as of December 31, 2023. The city of São Paulo, capital of the State of São Paulo, had an estimated total population of 12.0 million, with a total population of 21.5 million inhabitants in the São Paulo metropolitan region, as of December 31, 2023. The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fifth largest metropolitan region in the world, according to the World Population Review website in 2024, with approximately 47% of the total population of the State of São Paulo as of December 31, 2023. According to the most recent data collected by the IBGE, the GDP of the State of São Paulo was approximately R$3.2 trillion, representing approximately 30% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries. The State of São Paulo is the leading exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

Corporate Organization

In 2023, we updated our governance structure to what we believe is more consistent and dynamic. One of the main pillars of this transformation was the reorganization of the departments under the responsibility of each director and the creation of new structures intended to optimize our growth within the context of the recent regulatory changes in the sanitation sector.

These changes were intended to allow us to become more agile in our decision-making processes through a more horizontal and dynamic structure, which enables us to reach what we believe to be more scalable, and effective solutions for the adoption sustainable and innovative best practices, to analyze data to more effectively utilize financial resources.

We currently have seven management divisions, each of which is supervised by one of our executive officers.

Our Board of Directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws. The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our shareholders’ meeting, our Board of Directors and Board of Executive Officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, ombudsman, quality, ESG, digital transformation and corporate strategy. The Chief Executive Officer is also responsible for overseeing the compliance and risk management area, led by the statutory officer appointed by the Board of Directors, as well as administratively overseeing the audit and corporate compliance and risk management areas.

The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys-in-fact. The executive officers described below report to the Chief Executive Officer:

•	the Chief People and Corporate Management Officer, who is responsible for managing human resources, assets, legal services, compliance and risks, as indicated by the Board of Directors, supplies and strategic contracts;

•	the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, revenue generation and financial resource procurement, management and monitoring of billing and revenue collection, the controller’s office, accounting, investor relations, capital markets and other financial operations, debt management, control of the economic and financial performance of its regional superintendencies, shares service centers and information technology;

•

the Chief Engineering and Innovation Officer is responsible for environmental matters, environmental planning and control (excluding activities related to ESG), research, innovation, technological and operational development, water and sewage quality control, loss and energy management, ventures, expansion planning, projects and cost engineering, capital expenditure management, as well as expansion planning and special projects;

•

the Chief Operation and Maintenance Officer is responsible for the operation and maintenance of water collection, treatment, and distribution systems, including wholesale, as well as sewage collection, treatment, and final disposal of waste and effluents, overseeing commercial services, and overseeing other activities associated with operation and maintenance;

•

the Chief Customer Officer is responsible for commercial processes and customer relationships, managing and coordinating efforts to reduce delinquency rates, setting standards for commercial activities and customer relations, and overseeing commercial services and customer service; and

•	The Chief Regulation and New Business Officer is responsible for managing and reviewing costs and tariffs, negotiating arrangements for public water supply and sanitation services in municipalities, negotiating with communities and city halls to align the interests of customers and ours, institutional relations and compliance with the terms imposed by concession authorities, contractual and institutional management, environmental compliance, regulatory monitoring, legal-regulatory advice (excluding litigation which falls under the responsibility of the Chief People and Corporate Management Officer), evaluating, developing, and proposing new regulated and non-regulated businesses, and managing investments and partnerships.

Capital Expenditure Program

Our capital expenditure budget is subject to approval by the legislative chamber of the State of São Paulo. This approval is obtained simultaneously with the approval of the budget of the São Paulo Secretariat for Environment, Infrastructure and Logistics. We are also subject to supervision from the Court of Audit of the State of São Paulo (Tribunal de Contas do Estado de São Paulo), with regard to our accounting, financial and budgetary activities and our operating assets.

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

We currently have budgeted investments of R$47.4 billion from 2024 through 2028, which we intend to fund with cash generated by our operations and long-term borrowings and financing. The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated, which does not consider the effects of our Proposed Privatization:

	2024	2025	2026	2027	2028	Total
				(in millions of reais)
System Expansion	4,046	8,062	8,235	7,216	6,352	33,911
Water	1,028	1,624	1,301	1,228	1,172	6,353
Sewage	3,017	6,438	6,934	5,988	5,180	27,558
System Enhancement, Efficiency and Asset Renewal	3,104	2,792	1,911	1,750	1,710	11,267
Loss Control and Reduction	929	876	511	494	504	3,314
Operational Development (Energy, Automation, Retrofits)	2,175	1,916	1,401	1,256	1,205	7,953
Others	983	640	199	162	196	2,180
Total	8,132	11,494	10,346	9,129	8,257	47,358

We invested R$6.3 billion, R$5.4 billion and R$5.0 billion in the years ended December 31, 2023, 2022 and 2021, respectively.

The following table sets forth the number of water and sewage connections made in 2023 and the goals for the 2024 to 2028 period:

	Accomplished (in thousands)	Goals (in thousands)
	2023	2024	2025	2026	2027	2028	Total
Water	187.5	194.9	196.9	182.5	180.1	254.2	1,008.6
Sewage Collection	191.4	262.9	292.0	236.9	206.8	290.5	1,289.2

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

New sewage connections are made substantially on the same basis as the water network connections. We cover the costs of installing the first 20 meters of sewage network extension from the existing collection network to the new sewage connections for all consumers, and the consumer is responsible for the remaining costs.

Our capital expenditure program from 2024 through 2028 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 376 municipalities we served as of December 31, 2023.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution. For the period from 2024 through 2028, we plan to spend R$6.4 billion in expanding water systems. The main programs are:

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

Since 2000, the Metropolitan Water Program has increased the production and improved the structure of the supply system in the São Paulo metropolitan region, by expanding the water production and distribution systems. In March 2018, we concluded the interconnection of the Jaguari reservoir (part of the Paraíba do Sul River Basin) and Atibainha reservoir (part of the PCJ River Basin, Cantareira System), which is also strategic to guarantee secure access to water for the São Paulo metropolitan region. Through this interconnection, we are able to transfer 5.13 m³/s (annual average) to 8.5 m³/s (maximum) of water from the Jaguari reservoir to the Atibainha reservoir. Since May 2018, the transfer of water also works in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, allowing us to optimize the reservation capacity of both reservoirs, while benefiting the population of the Paraíba Valley (Vale do Paraíba).

With regard to the public-private partnership (“PPP”) São Lourenço, the initial estimated amount of the PPP contract, which has a 25-year term, was R$6.0 billion (including R$2.7 billion in construction and maintenance and operation of the system). As of the date of this annual report, after monetary adjustment, the estimated amount of the contract is of approximately R$10.3 billion. Four years of this PPP contract were dedicated to construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanics and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; and preservation and cleaning, surveillance and property security. The system indirectly benefits the entire São Paulo metropolitan region as it is connected to the metropolitan system, which increases the volume of available water.

Reversal of the Itapanhaú River

This is the third major project of the many structural interventions to ensure water security in the São Paulo metropolitan region. Through the reversal of the Itapanhaú River basin to the Biritiba reservoir, part of the Alto Tietê production system is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to the Biritiba reservoir. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê production system as well as indirectly benefit the population of the greater São Paulo region. The construction works began in June 2020 and are estimated to finish in 2025. This project is partially funded out of our own resources and from funds provided by CEF.

Program for Reduction of Water Loss

The Program for Water Loss Reduction (Programa de Redução de Perdas de Água) aims to achieve a steady reduction in water loss in the long term, through the implementation of various operational and maintenance improvement measures, in addition to important actions to renew and improve the infrastructure.

As a result, the rate of our total losses index has decreased gradually, from 34% in 2008 to 30% for the year ended December 31, 2023. The loss in liters per connection per day, considered the most suitable index, has also shown a decrease. For the year ended December 31, 2023, the index reached 260 liters per connection per day compared to 430 liters per connection per day in 2008.

The losses in the municipality of Guarulhos were accounted for in this index as of January 2021. The losses in the municipality of Santo André were accounted for in this index as of January 2022 and Mauá will be accounted for in this index as of January 2024. Accordingly, the goal for 2024 is to reach an index of 255 liters per connection per day, including these municipalities. Part of the resources allocated to the program came from our own resources, and the remainder from financing granted by the JICA, BNDES, and by incentivized debentures provided for in Law No. 12,431/2011.

For more information on water loss and our Program for Water Loss Reduction, see “Item 4.B. Business Overview— Description of Our Activities— Water Operations— Water Distribution” and “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Indebtedness Financing.”

Coastal Water Program

The coastal water program (Programa Água no Litoral) covers long-term activities aimed at expanding the water production and distribution capacity in the Baixada Santista metropolitan region on the southern coast, as well as in the municipalities of the northern coast of the State of São Paulo. The program aims to benefit approximately three and a half million people, including the local population and tourists. It also aims to improve the reliability of the local systems, eliminating existing and potential deficiencies and irregularities in the water supply. To achieve this goal, since 2013 we have invested in improving water supply systems in several municipalities, such as the implementation of the Mambu Branco Production System located in Itanhaém, which was already expanded in 2023 to increase its water flow from 1.6 m³/s to 3.2 m³/s.

Another part of the coastal water program in the Baixada Santista is the implementation of the Melvi Water Treatment Plant, located in Praia Grande with a capacity of 1.27 m³/s, and the construction of 5 metallic reservoirs in Santos, Bertioga, Peruíbe, Itanhaém and Guarujá. Additionally, there are plans to build a reservoir center with a capacity of 30,000 m³ in Praia Grande and to implement a desalination plant, with 400 liters per second of treatment capacity to ensure the water supply to the population of Guarujá, mainly during the summer season.

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

Sustainable and Inclusive Sanitation Program

The sustainable and inclusive sanitation program (Programa Saneamento Sustentável e Inclusivo) integrates water security and social inclusion and is focused on the Guarapiranga reservoir area in the São Paulo metropolitan region, benefiting more than 1 million people. The Program aims to reduce water losses by replacing our water networks and implementing water supply infrastructure in houses with underdeveloped facilities, as well as to improve maintenance and safety control of Guarapiranga reservoir and to expand and optimize sewage collection, and treatment in the area. The Program is supported by funds from the World Bank as well as our own funds.

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage. For the period from 2024 through 2028, we plan to invest R$27.6 billion in expanding sewage systems. The main programs are:

Tietê Project

We have been working in the São Paulo metropolitan region on sanitation programs that aim to contribute to the revitalization of rivers and streams, and its main program is the Tietê Project.

Established in 1992, the project aims to contribute to the progressive revitalization of the Tietê river and its tributaries, in the Alto Tietê basin, where the São Paulo metropolitan region is located, through the expansion and optimization of the sewage collection, transportation and treatment system. Considering the complexity and challenges faced to implement infrastructure projects in crowded and disorderly urbanized areas such as São Paulo, it was necessary to structure the project in stages.

From 1992 to the end of 2023, investments totaled US$3.8 billion. Part of the resources allocated to the Tietê Project are our own capital and the remainder comes from financings granted by the IDB Invest, BNDES, CEF and IFC.

During this period, 5 thousand kilometers of trunk sewers, interceptors and sewer collection networks were built and the treatment capacity of our plants almost tripled. As a result, the treated sewage outflow in the São Paulo metropolitan region today is five and a half times greater than that in 1992, an increase equivalent to the sewage generated by a population of 12 million people. As a result, sewage collection that served 70% of the urbanized area of the São Paulo metropolitan region in 1992 increased by more than 93% by the end of 2023.

Finally, we highlight the Novo Rio Pinheiros Project, which is part of the Tietê Project. The Pinheiros River is one of the main tributaries of the Tietê River in the São Paulo metropolitan region, and the improvements in the Pinheiros River had a direct impact on improving the quality of Tietê’s waters. It is important to point out that the large sewage collection and interception infrastructure built over time as part of the Tietê Project allows the complementary improvements carried out in the Novo Rio Pinheiros River to be immediately connected to the Barueri treatment plant.

In 2022, the Novo Rio Pinheiros Project was completed, and we believe it enhanced the quality of life in regions of extreme social vulnerability. There were more than 650 thousand properties connected to our collection network and that had sewage treatment, approximately 1.8 million people served and the reintegration of the river into the life of the city of São Paulo.

Integra Tietê Program

Continuing the efforts initiated by the Tietê Project, the Integra Tietê Program, an initiative that encompasses short, medium and long-term measures aimed at cleaning up and revitalizing the Tietê River, was launched in March 2023.

The program is coordinated by SEMIL, and it involves collaboration from several bodies: us, EMAE, the State of São Paulo Environmental Company (Companhia Ambiental do Estado de São Paulo – “CETESB”), the Department of Water and Electric Energy (Departamento de Águas e Energia Elétrica – “DAEE”), Government Secretaries, the city hall of the municipalities involved and also the civil society partnership of the United Nations High Commissioner for Refugees.

Within the program, we were responsible for the pillar focused on improving public health and the quality of life in the areas in which we operate, including initiatives aimed at expanding sewage treatment capacity at treatment plants, as well as enhancing sewage collection networks to meet the deadlines stipulated in Law No. 11,445/2017 (as updated by Law No. 14,026/2020). These efforts also contribute to the gradual restoration of the water quality of the Tietê River.

The program aims to connect approximately 2 million properties to the sanitation system, ensuring that their sewage undergoes proper treatment. In total, more than 6 million people will be served with a complete sanitation cycle, which is equivalent to a population of a city like Rio de Janeiro.

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

Since 2007, we decontaminated and preserved 161 urban streams, benefiting more than 3.5 million people. Part of the investment related to the Integra Tietê Program and Novo Rio Pinheiros benefits the Clean Stream Program. We monitor water quality in streams on a monthly basis and carry out preventive and corrective maintenance actions that aim to maintain the program’s depollution results.

Clean Wave Program

The clean wave program (Programa Onda Limpa) is the largest environmental sanitation program on the Brazilian coast. Its main goal is to improve and expand the sewage systems in the municipalities of the metropolitan region of Baixada Santista and the northern coast of the State of São Paulo, seeking the universalization of sewage services in the region. The program will improve public health and bathing on the region’s beaches, benefiting approximately 3.5 million people, including the local population and tourists who visit the region, especially in the summer months.

The first stage began in 2007, with investments only in Baixada Santista and, among the initiatives performed, 110,000 sewage connections, 7 sewage treatment plants, and 2 preconditioning plants were implemented. This was financed with our own resources and through financings from JICA and BNDES. From the beginning of the Program until 2023, the investments resulted in an increase in the sewage collection coverage rate to 86% and treatment of 100% of the collected sewage.

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

Other Policies and Programs

Nossa Guarapiranga

The Nossa Guarapiranga Project, launched in December 2011, is still running. Its main objective is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region, which supplies more than 4 million people.

We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the mouth of the reservoir’s main effluents in order to retain solid residue in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of water plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the water surface of the dam in the reservoir. Two vessels were built specifically for this purpose. We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga Project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2023, we removed an average of 242.6 m³/month of solid residue and approximately 3,191.8 m3/month of water plants from this basin.

Água Legal Program

Created in 2017, the legal water program (Água Legal) aims to promote the proper installation of water distribution systems in underdeveloped urban areas occupied by low-income populations in irregular areas, where residents are poorly supplied with improvised pipes subject to contamination. For the year ended December 31, 2023, the program brought more comfort and health to approximately 120 thousand people in the São Paulo metropolitan region by replacing precarious and irregular facilities with networks and water meters that bring quality water to the taps. Since the beginning of the Program, approximately 680 thousand people in the São Paulo metropolitan region had their private connections standardized.

Pro-Connection Program (Programa Pró-Conexão)

In 2012, the State of São Paulo approved the Pro-Connection Program, of which 80% of the capital expenditures is provided by the State of São Paulo government and 20% by us.

From 2012 to 2019, when the first phase ended, the program benefited 29.7 thousand families, with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure for these households.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired and the program was suspended between 2020 and 2022. In February 2022, our Board of Directors approved the renewal of the program. In December 2022, the State of São Paulo government published State Decree No. 67,298, which extended the Pro-Connection Program for a further five years.

State Law No. 17,853/2023 authorized the government of the State of São Paulo to adopt measures for our Proposed Privatization and to create the Fund to Support the Universalization of Sanitation in the State of São Paulo, which will be administered by a Guidance Council. For more information about the duties of the Guidance Council regarding the Pro-Connection Program, see “Presentation of Financial And Other Information—Proposed Privatization.”

We believe that the Pro-Connection Program can increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low-income families. For more information, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo.”

B.        Business Overview

Our Operations

As of December 31, 2023, we provided water and sewage services to 376 municipalities in the State of São Paulo (including the municipality of Olímpia) under concession agreements, program agreements or other forms of legal arrangements. The majority of these concessions have 30-year terms. Between January 1, 2007 and December 31, 2023, we entered into agreements with 352 municipalities in accordance with the Basic Sanitation Law, of which only one was entered into in 2023, between Sabesp Olimpia S.A. and the municipality of Olimpia. As of December 31, 2023, these 352 municipalities accounted for 95.4% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure). In addition to the contracts, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP. As of December 31, 2023, one of our agreements or concessions had expired but we continued to provide water and sewage services to this municipality. From January 1, 2024 through 2031, 23 concession agreements will expire, accounting for 3.9% of our revenues (excluding revenues relating to the construction of concession infrastructure) for the year ended December 31, 2023 and 2.1% of our intangible assets and contract assets as of the same date, will expire.

We operate water and sewage systems in the State of São Paulo, which includes the city of São Paulo, Brazil’s largest city. According to the IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest GDP in Brazil. For the year ended December 31, 2023, we generated net operating revenue of R$25,572.1 million and profit of R$3,523.5 million. Our total assets amounted to R$61,471.0 million and our total shareholders’ equity amounted to R$29,857.4 million as of December 31, 2023. As of December 31, 2023, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 376 of the 645 municipalities in the State of São Paulo, including the city of São Paulo. Substantially all of our concessions or program agreements have 30-year terms.

We also supplied water and sewage treatment services on a wholesale basis to two municipalities located in the São Paulo metropolitan region (Mogi das Cruzes and São Caetano do Sul). Agreements to provide services on a wholesale basis must comply with the Basic Sanitation Law, which requires that the service be supervised by an independent agency and stipulates registration of the cost of the service in accordance with the rules published by ARSESP. Our agreements currently comply with the provisions of the Basic Sanitation Law. For more information on these agreements, see Note 10 to our 2023 Consolidated Financial Statements.

The Brazilian courts can oblige us to continue to supply water to the municipalities serviced through our wholesale segment, even when we have not received payments due to us. If they do not pay, we have no way of ensuring that negotiations with these municipalities or legal action taken against them will result in payments being made. The municipalities of Mogi das Cruzes and São Caetano do Sul have historically paid for our services on time.

For the year ended December 31, 2023, we invoiced approximately 2,236.2 million cubic meters of water and 1,967.6 million cubic meters of sewage collected from these municipalities. For the year ended December 31, 2023, our revenues from wholesale water services were R$103.4 million and from wholesale sewage services were R$37.7 million.

As of December 31, 2023, we provided water services through 10.3 million water connections to approximately 28.1 million people, representing approximately 62% of the total population of the State of São Paulo, and had a water coverage ratio of 98% with respect to all regions. As of that date, we provided sewage services through 8.8 million sewage connections to approximately 24.9 million people, achieving an effective sewage coverage ratio of 93%. As of December 31, 2023, we operated using 93,163 kilometers of water pipes and water transmission lines and 63,635 kilometers of sewer lines. We also provide water and/or sewage services to four other municipalities through special purpose companies.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

In accordance with article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long-term financial sustainability. Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act in a subsidiary form in other Brazilian states and abroad. For more information, see “—Government Regulations Applicable to Our Contracts—ARSESP.” For a description of our operating segments please see Note 26 to our 2023 Consolidated Financial Statements.

Operating segments are presented in our annual report in a manner consistent with the internal reporting provided to our chief operating decision makers, which are the Board of Directors and the Board of Executive Officers, as determined under IFRS 8. Under Brazilian generally accepted accounting principles (“BR GAAP”), prior to our conversion to IFRS, the financial information for construction services was not separately presented and construction costs related to concessions were capitalized within property, plant and equipment. As a result, our chief operating decision makers did not review the results of this business. Following our conversion to IFRS, our chief operating decision makers decided to continue to exclude the construction results from the internal reporting of our revenues and expenses, thus not basing their decisions on discrete financial information for that business. Consequently, the business did not qualify as an operating segment under IFRS 8. Nonetheless, following our conversion to IFRS and for IFRS financial statement purposes only, we started to record such results separately as construction revenue and costs under IFRIC 12. Although such information is available discretely, it is not analyzed by our chief operating decision makers as such and is not the basis for operational decisions.

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises. For the year ended December 31, 2023, we produced approximately 2,985.2 million cubic meters of water.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	(in millions of cubic meters)
Produced:
Total	2,985.2	2,857.9	2,864.7
Invoiced:
Residential	1,918.0	1,869.5	1,884.2
Commercial	189.2	182.1	169.6
Industrial	35.4	34.5	34.4
Public	47.1	43.7	35.9
Total Retail	2,189.7	2,129.8	2,124.1
Wholesale (1)	46.5	47.8	49.7
Total	2,236.2	2,177.6	2,173.8

(1)	Wholesale includes volumes of reuse water and non-domestic sewage;

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water loss. For more information, see “—Water Loss.” In addition, we do not invoice:

•	water discharged for periodic maintenance of water transmission lines and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water consumed in our own facilities; and

•	estimated water loss associated with water we supply to urban areas occupied by low-income populations in irregular areas (favelas).

Seasonality

Although seasonality does not affect our results in a significant way, in general, we observe higher water demand during the summer and lower water demand during the winter. The summer coincides with the rainy season, while the winter corresponds to the dry season. The demand in the coastal region is increased by tourism, with the greatest demand occurring during the Brazilian summer holiday months.

Water Resources

We can withdraw water only to the extent permitted by the DAEE pursuant to water rights granted by it. Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of ANA, a federal agency under the Ministry of Environment and Climate Change (Ministério do Meio Ambiente e Mudança do Clima) is required. We currently withdraw substantially all of our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. For more information on water usage regulation, see “—Environmental Matters—Water Usage.”

In order to supply water to the São Paulo metropolitan region, as of December 31, 2023 we relied on ten water producing systems comprising the interconnected water system of the São Paulo metropolitan region, including Cabuçu and Tanque Grande (Guarulhos) water supply system. The total capacity of the water sources available for treatment in this area is 80.8 m³/s. The average monthly verified production for the water systems of the São Paulo metropolitan region was 64.8 m³/s during 2023. The Cantareira, Guarapiranga and Alto Tietê production systems produce approximately 80.2% of the water we distributed in the São Paulo metropolitan region for the year ended December 31, 2023.

For the year ended December 31, 2023, the Cantareira system accounted for 40.9% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis). For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

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

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

Production Rate(1)
	2023	2022	2021
(in cubic meters per second)
Water production system:
Cantareira	26.5	21.1	22.3
Guarapiranga	13.1	13.6	13.4
Alto Tietê	12.4	13.0	12.7
Rio Claro	3.5	3.6	3.3
Rio Grande (Billings reservoir)	4.6	4.5	4.4
Alto Cotia	1.0	0.9	0.8
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	3.3	4.5	4.4
Cabuçu and Tanque Grande (Guarulhos)	0.3	0.3	0.3
Total	64.8	61.6	61.7

(1)	Average of the years ended December 31, 2023, 2022 and 2021.

 The Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê production system are owned by other companies controlled by the State of São Paulo. In the cities of the interior region of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells, whereas in coastal areas, our principal source of water consists of surface water from rivers and mountain springs. For additional information on the Alto Tietê production system, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo.”

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We installed 187.5 thousand, 183.5 thousand and 178.9 thousand new water connections in the years ended December 31, 2023, 2022 and 2021, respectively. The interconnected water system of the São Paulo metropolitan region serves 31 municipalities, of which 29 are operated directly by us under this system. Through this system, we serve the other two municipalities on a wholesale basis whereas distribution is the responsibility of the companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system. This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

Water Treatment

We operate 235 treatment facilities, and we treat all water at our water treatment facilities prior to dispatching it to our water distribution network. The type of treatment used depends on the nature of the source and quality of the untreated water. For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources. All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

As of December 31,
	2023	2022	2021
Water distribution pipes and water transmission lines (in kilometers)	93,163	91,638	88,904
Number of connections (in thousands)	10,286	10,113	9,840

Our water transmission lines are mostly made of steel, cast iron or concrete.

Water transmission lines that require maintenance are cleaned and their lining is replaced. We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us. We consider the condition of the water pipes and water transmission lines in the São Paulo metropolitan region to be adequate as of the date of this annual report. Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and water transmission lines in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the interior of the State of São Paulo and in the coastal regions of São Paulo. To counter these effects, we have a maintenance program in place for water pipes and water transmission lines that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.

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

The following table (as of December 31, 2023) sets forth projected new water connections for the periods indicated in thousands:

55

	2024	2025	2026	2027	2028	2024 – 2028
Total	195	197	182	180	254	1,008

Water Loss

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water loss. We exclude the following from our calculation of water loss: (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to urban areas occupied by low-income populations in irregular areas (favelas).

As of December 31, 2023, we experienced 260 liters per connection per day of water loss. We have a Program for Water Loss Reduction in place that aims to reduce total water loss to around 255 liters per connection per day in 2024.

Real water loss (water physically lost) decreased from 22.2% in December 2008 to 19.5% for the year ended December 31, 2023. Our strategy to reduce water loss has two approaches:

•	reduction in the level of physical loss, which results mainly from leakage. To this end, we are replacing and repairing water transmission lines and pipes and installing probing and other equipment, including strategically located pressure regulating valves; and
•	reduction of non-physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and from clandestine and illegal use. To this end we are upgrading and replacing inaccurate water meters, increase anti-fraud actions and expanding our anti-fraud personnel.

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network. We have 16 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law. Our laboratories analyze an average of 68 thousand water testing samples per month, which are collected from customers’ residences. Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by Inductively Coupled Plasma. Our central laboratory and 16 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), ABNT, and the National Standard Foundation, and the American Water Works Association (“AWWA”), to eliminate potentially toxic substances that are harmful to human health. From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water. In order to mitigate this problem, we work on: (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water. We also participate in the Clean Stream Program to clean important streams in the city of São Paulo. Other initiatives also aimed at improving the water quality in the water sources located in the São Paulo metropolitan region are Nossa Guarapiranga Pró-Conexão and Água Legal Program. For more information, see “—Main Projects of Our Capital Expenditure Program—Clean Stream Program,” and “—Other Policies and Programs.”

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage. As of December 31, 2023, we covered the sewage operations of approximately 93% of the households in the municipalities in which we operate. We installed 191.4 thousand, 226.5 thousand and 225.5 thousand new sewage connections in the years ended December 31,2023, 2022 and 2021, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage. As of December 31, 2023, we were responsible for the operation and maintenance of 63,635 kilometers of sewage lines.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

As of December 31,
	2023	2022	2021
Sewage lines (in kilometers)	63,635	63,537	61,122
Sewage connections (in thousands)	8,776	8,610	8,418

Our sewage system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage. Where pumping stations are required, we use sewage lines made of cast iron.

The public sewage system operated by us was structured in order to receive, in addition to household effluents, a portion of non-domestic effluents (such as industrial sewage and sewage from other non-domestic sources) for treatment together with household effluents. Non-domestic effluents have characteristics that are qualitatively and quantitatively different from household effluents. As a result, the discharge of non-domestic effluents into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health and safety of operators and the environment. The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system and stipulates that such effluents be subject to pretreatment if they do not meet the required standards. These standards are defined in State Decree No. 8,468/1976.

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive it as well as the compliance with regulations. Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer. Failure to comply with these conditions can lead to the application of penalties. In extreme cases, CETESB is notified in order for the applicable measures to be taken. Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies. Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and the National Environmental Council (Conselho Nacional de Meio Ambiente – “CONAMA”) Resolution No. 357/2005, as amended by CONAMA Resolution No. 430/2011.

We considered the condition of the sewage lines in the São Paulo metropolitan region to be adequate as of the date of this annual report. Due to a greater volume of sewage collected, a higher population and more extensive commercial and industrial development, the sewage lines in the São Paulo metropolitan region are more deteriorated than those of the interior of the State of São Paulo and of the coastal region of the State of São Paulo. To counter the effects of deterioration, we maintain an ongoing program for the maintenance of sewage lines intended to address anticipated fractures arising from obstructions caused by system overloads.

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload. The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 85% as of December 31, 2023.

New sewage connections are made on substantially the same basis as connections to water lines: we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections, and the customer is responsible for the remaining costs.

The following table (as of December 31, 2023) sets forth projected new sewage connections for the periods indicated:

						(in thousands)
	2024	2025	2026	2027	2028	2024-2028
Total	263	292	237	207	290	1,289

Sewage Treatment and Disposal

For the year ended December 31, 2023, approximately 85% of the consumer units of our sewage services in the State of São Paulo was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation. Though we have not yet reached full coverage of sewage collection and treatment services in the regions where we operate, we are making efforts to reach this goal.

As of December 31, 2023, we operate 596 sewage treatment facilities, including eight ocean outfalls, of which the five largest, located in the São Paulo metropolitan region, have a treatment capacity of approximately 24.5 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process. In other regions, sewage treatment varies according to the particularities of each area. In the interior region of São Paulo State, treatment consists largely of stabilization ponds. We have secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 21 cubic meters of sewage per second. Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation. We have 36 sewage treatment facilities in the coastal region (including the outfalls).

In this regard, we are a party to a number of legal proceedings related to environmental matters. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation—Sewage Requirements.”

Sludge Disposal

The generation of sludge is inherent in the sanitation cycle. The treatment of water and sewage produces residue which needs to be disposed of appropriately to prevent harm to the environment. Sludge removed from the treatment process typically contains water and a very small proportion of solids. We use filter presses, belt filter presses, drying beds and centrifugation machines, among other processes, to dewater the sludge, which reduces the volume of residues for transportation and final disposal and, consequently, reduces the costs of these activities. In addition, after dehydration, the calorie value of the sludge increases, and the conditions for its mixing with other components improve, which can be an opportunity for the advancement of new uses and products. Our technological innovation actions aim to test technologies seeking full-scale use of sludge in our operations.

Currently, the sludge generated through our activities goes mainly to landfills authorized to receive it. In some cases, in return, we treat the leachate generated in these landfills.

Current legislation and the population at large demand advances in the search for alternative technologies that minimize the generation of and find beneficial uses for sludge. In light of these demands, we work on several fronts, seeking innovative approaches to the destination and final disposal of sludge. For instance, since 2018, we produce an agricultural organic fertilizer in the municipality of Botucatu, Sabesfértil, which is produced by biodrying sewage sludge. This project was approved by the Ministry of Agriculture and allows for the sale of such fertilizer.

In April 2022, the Public Call No. 0870/2022 was issued to select partners for studies, development and implementation of solutions to recover sludge from sewage treatment plants. This public call divided the sewage treatment plants (Estação de Tratamento de Esgoto – “ETE”) into four lots, which are: ETE Barueri (lot 1), ETE Suzano and ETE São Miguel (lot 2), ETE ABC (lot 3) and the ETEs Pararangaba, Lavapés, Taubaté-Tremembé and Campos do Jordão (lot 4). Among the solutions presented are the production of fertilizer from compost, the production of biotechnological fertilizer and the production of biogas. Lot 4 is in the process of obtaining its preliminary license, and the construction is scheduled to begin in the second half of 2024. The other lots are still in the preliminary study phase.

Additionally, we have used financing from FINEP, to develop two other projects. The first project is a plasma gasification system which uses specialist technology to transform sludge from sewage treatment plants into a solid vitreous product, weighing 5% of its initial weight, which can be re-used in construction work. The second project consists of a sludge dryer that uses sunlight and automated processes, resulting in a final product that weighs 25% of its initial weight.

Sludge disposal must comply with State and Federal law requirements, such as Federal Law No. 12,305/2010, regulated by Federal Decree No. 10.936/2022, State Law No. 12,300/2006, regulated by State Decree No. 54,645/2009, and CONAMA Resolution No. 498/2020, which revoked CONAMA Resolution No. 375/2006, introducing new guidelines for the use of sewage sludge in the soil. In the State of São Paulo, CETESB has reissued the technical standard P4.230, second edition, of May 2021, which addresses the “application of sludge from biological treatment systems of sanitary liquid effluents in soil – guidelines and criteria for the project and operation.” Therefore, in addition to agricultural use, it is possible to use sludge for the recovery of degraded soils, creating opportunities for using sludge from sewage treatment plants in the interior of the State of São Paulo as a soil conditioner, due to its proximity to farms and favorable sludge conditions. This change opens a new opportunity for the use of sludge which corresponds to the sewage treatment of approximately 8 million inhabitants.

Our technical staff participate in different thematic groups of the sanitation sector, which contributes to the technical improvement of the regulations which apply to the use and appropriate disposal of the sludge.

Principal Markets in Which We Operate

As of December 31, 2023, we operated water and sewage systems in 376 of the 645 municipalities in the State of São Paulo (including the municipality of Olímpia). In addition, we supplied water and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region with a total population of approximately 0.6 million people.

Competition

For contracts, where the municipality delegates the provision of sanitation services to us, we have a natural monopoly. However, we also compete in the market (see Market competition below), in which we service consumers in specific segments using alternative sources of water.

Natural monopoly

As of December 31, 2023, we provided water and/or sewage services to 376 municipalities in the State of São Paulo under concession agreements and program agreements. As of December 31, 2023, one of our concessions had expired. This municipality accounted for 0.1% of our total revenues (excluding revenues relating to the construction of the concession infrastructure).

As of December 31, 2023, there were 269 municipalities operating their own water and/or sewage systems in the State of São Paulo, with a total population of approximately 14.5 million, or approximately 32% of the population of the state.

The competition for municipal concessions arises mainly from the municipalities, as they may commence bidding procedures which we may not win or resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this latter case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—Municipalities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.” In the past, municipal governments have terminated our concessions agreements before the expiration date. Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

The New Legal Framework for Basic Sanitation brought a significant change to the relationship between the municipality as granting authority and us as service provider since it introduced the mandatory use of public bids for the execution of future contracts for the provision of sanitation services, which has the potential to intensify competition between public companies and the private sector. For more information, see “Item 3D. Risk Factors—Risks relating to the Regulatory Environment— The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations.”

Market competition

In the State of São Paulo, we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market for the supply of water, including to residential condominiums and non-residential customers who collect their own water from underground wells or use water trucks. Several large industrial customers located in municipalities we serve also use their own wells to meet their water needs. This competition is taxed distinctly, and more than two thirds of the deep wells are illegal and extract water without regular concessions. One of the reasons for the competition in respect of alternative sources of water is generally the need for water with fewer technical specifications than the water made available to the public.

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

Additionally, competition in non-residential, commercial and industrial sewage treatment in the São Paulo metropolitan region has increased in recent years as private companies have started to offer customized solutions for customers’ facilities. We have also set special tariffs for commercial and industrial customers to help maintain these customers through fixed demand contracts.

Competition for new municipalities

As described in our bylaws, we may operate through subsidiaries in any part of Brazil or abroad to provide sanitation services. We believe this makes us a potential competitor for other state sanitation companies and private and municipal water and sewage service providers, both Brazilian and foreign.

By prohibiting the renewal of a program contract, the New Legal Framework for Basic Sanitation imposes mandatory bidding processes for municipalities to hire companies providing basic sanitation services. This opened up a new business environment in which state-owned and private companies can compete. Participating in a bidding process is now the only method of maintaining and/or expanding our market share, whether in the State of São Paulo or in other states.

With regard to the provision of water and sewage services we participated in two bids, one in February 2021, in the municipality of Orlândia, State of São Paulo and the other in September 2020, in partnership with Iguá Saneamento S/A, in the metropolitan region of Maceió, in the State of Alagoas. In both the criterion was the highest award; however we were not successful in either of the two bids.

On April 30, 2021, there was an auction for the concession of the Company for Water and Sewage of the State of Rio de Janeiro (Companhia Estadual de Águas e Esgotos do Rio de Janeiro – CEDAE) and Iguá Saneamento S.A. won the auction to explore block 2 of this concession. We had the option to become a minority shareholder in the special purpose company; however, we decided not to exercise this option.

In 2023, we participated in two public bids on our own. On May 22, 2023, we won the concession under Public Call No. 2/2023 from the municipality of Olimpia for the fixed fee of R$148.0 million to supply water and sewage services for a 30-year term. The bidding criteria to select the winner was based on the highest fee paid for the concession. We signed the concession agreement on October 11, 2023, which initiated a transitional phase of 60 days. On December 11, 2023, the concession assets were transferred to us, and the Notice of Continuation (Edital de Prossecução) was issued, marking the beginning of the 30-year concession period. The municipality of Olimpia is located 430 km from the capital of São Paulo and has a population of approximately 56,000 people as of December 31, 2023. The municipality has complete water and sewage service coverage and will require operational, commercial and efficiency efforts, as well as efforts to reduce and control water losses from us.

On September 22, 2023, the municipality of Igarapava also opened a public bid for the concession of its sanitation services, in which the bidding criteria was also based on the highest fee paid for the concession. We came in second and filed a lawsuit against the bidding decision. As of the date of this annual report, the municipality of Igarapava had already signed an agreement with the winning bidder and this lawsuit continues under discussion by the São Paulo Court of Justice, currently awaiting a forensic examination to determine the amount that should be compensated to us.

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

Water and sewage bills can be paid at certain banks and other locations in the State of São Paulo. These funds are paid over to us after deducting average banking fees ranging from R$0.33 to R$1.78 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine and interest on late bill payments. Delinquent customers are subject to administrative payment collection proceedings, water supply cuts and judicial payment collection proceedings.

In 2023, we had a reduction in delinquency rates due to intensified payment collection proceedings, such as blacklisting of delinquent customers, the execution of supply cuts and the holding of auctions to negotiate the debt of customers (Feirões de Negociação) (“Large credit campaigns”).

In addition, since 2019, we used an Internet of Things (“IoT”) application to monitor the daily consumption of 100,000 customers representing approximately 2% of the connections and 45% of the revenue derived from the São Paulo metropolitan region. In 2021, we used the IoT application for 3,500 customers of the interior of the State of São Paulo and in the coastal regions of São Paulo. In 2022 and 2023, we expanded our operations, installing more than 100,000 new devices in the central area of the city of São Paulo. The implementation of IoT to serve another 40,000 customers in the city of São Paulo is planned to happen by 2024. This technology has helped us improve our customer care management. We believe this model has become a benchmark in the utilities sector, as the entire management is carried out by monitoring the quantity and quality indicators of the data delivered, an innovative approach in relation to telemetry in the sanitation sector.

Customer relationship

In 2023, we set up our customer executive office (Diretoria de Clientes) (“Customer Office”), which reaffirms our commitment to having the client at the center of our strategy. The new office intends to foster constructive and inclusive commercial relationships with our customers, focusing on excellence and innovation of the customer’s experience, ensuring their satisfaction, which we expect to translate to increased collection on bills and increased revenues. To deliver on this premise, the Customer Office is structured around two main pillars: Customer Experience and Billing Protection.

To ensure the integration of operational procedures involving customer relationships, such as customer service, service provision, billing, collection and customer satisfaction assessment, the Operations and Maintenance Office established 15 Customer Services Departments (SaCs) which operate under the guidance of the Customer Office.

One of our clear objectives every year is to improve our relationship with customers, as well as their experience and satisfaction. We understand that in order to achieve this, it is necessary to act in a competitive and transparent manner, expanding the channels and digital tools that can ensure customer satisfaction and the quality of the services offered.

In 2023, we intensified our digital transformation by expanding our services to digital relationship channels. With the migration to the virtual environment, the process gained greater agility, especially in the effectiveness of service, due to a more intelligent system, and simpler, faster negotiations. An example of this was the consolidation of our WhatsApp, the Chat Bot, and the new Cloud-based service platform, which provides more consistency for our customers, in addition to supporting new Omnichannel management channels and tools (simultaneous and interconnected use of different communication channels).

Throughout the year, we conducted two Large credit campaigns with delinquent customers, which resulted in over 500,000 agreements. Additionally, we maintained our strategy of using mobile service vans stationed in several locations to facilitate access for our customers. This initiative allows negotiation of overdue bills, updating of customer records, requesting water and/or sewage connections, requesting consumption revisions, or requesting repairs to networks.

We also opened a new cloud-based virtual agency, which is much faster, secure, intuitive and personalized. This platform was developed based on customer feedback.

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

With these main pillars we seek to improve customer satisfaction, which for the year ended December 31, 2023 was 84%, which was practically stable when compared to the 2022 ratings of 83%, according to the annual satisfaction survey conducted by the GMR Market Intelligence Institute and modernize our customer relationships and bring about significant cost savings.

We also continue to provide an ombudsman service to customers. This channel exclusively handles complaints, suggestions, reports, critiques and information requests.

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP regulations. The guidelines also establish procedural steps and the terms for the annual adjustments. The adjustments must be announced 30 days prior to the effective date of the new tariffs. Pursuant to the most recent tariff review, both the base date and adjustments take place in May, every year. Tariffs have historically been adjusted once a year and for periods of at least 12 months.

Under the Basic Sanitation Law, states have been required to constitute independent regulators responsible for the regulation of basic sanitation services, including tariff regulation. To comply with such obligation, the State of São Paulo enacted State Supplementary Law No. 1,025/2007, that created ARSESP, an entity responsible for regulating and supervising the services we provide to the State and also to the municipalities that have agreed to its jurisdiction. The guidelines by which we readjust our tariffs are provided in State Decree No. 41,446/1996, which were ratified by the Basic Sanitation Law and are further regulated by resolutions issued by ARSESP.

With respect to municipalities that have not explicitly selected ARSESP as their regulator, the Basic Sanitation Law permits the municipality to create its own regulatory agency. However, in the draft Concession Agreement for URAE-1 which was published as Public Consultation No. 01/2024 by the State of São Paulo government, ARSESP was appointed as the regulator for all municipalities included in URAE-1. The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. For further information, see “Presentation of Financial and Other Information—Proposed Privatization.”

ARSESP can also grant certain tariff exemptions. For example, on April 14, 2023, ARSESP published Resolution No. 1,400/2023, which (i) allows for tariff exemptions for customers in the Residential Social and Residential Vulnerable categories in the municipality of São Sebastião, a municipality that suffered from torrential rains in February 2023, and (ii) allows for hotels and inns in the municipality that accommodated the homeless population during heavy rain to be placed under the Social Assistance Entity tariff. The resolution’s effects remained valid for 180 days, pursuant to Decree No. 67,502/2023. Any amounts not billed by us will be subject to a compensatory adjustment. For more information about the torrential rains in São Sebastião, see “Item 3D—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—–Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

As provided for in State Law No. 17,853/2023, if our Proposed Privatization is consummated, the State of São Paulo government will allocate at least 30% of the proceeds from the sale of its stake to FAUSP. The funds allocated to FAUSP will be used primarily to reduce tariffs, considering the most vulnerable parts of the population. The State of São Paulo government has announced that in case our Proposed Privatization is consummated, the tariff reduction will be: (i) 10% for the first tiers of Residential Vulnerable and Residential Social, (ii) 1% for the first tier of the normal residential category, and (iii) 0.5% for the first tier of the commercial, social assistance commercial, industrial and public categories with and without a contract.

Tariff Readjustments and Reviews

Tariff readjustments and reviews are mechanisms through which tariffs may be monetarily altered. Such mechanisms are provided for in laws, contracts and regulatory standards and allow the maintenance of the economic and financial balance of the concessionaire and of the concession agreement itself.

Pursuant to the Basic Sanitation Law, reviews may be ordinary or extraordinary. The ordinary tariff review takes place every four years and aims at maintaining the economic and financial balance of the provision of the services. This review considers the expectations of costs, expenses, investments and demand in order to preserve the financial and economic balance of the concession agreement, as was the case with our tariff review. The review calculates the required revenue (or balance revenue), the annual periodic tariff review (“Factor X”) that allows us to share productivity gains with consumers and the annual General Quality Index (“IGQ”), which encourages quality improvement. In addition, it is important to recognize all investments made during the “inter-cycle” period by the concessionaire, such as us, and to redefine their efficient operating costs according to the evolution of other service providers and the rate of return according to the country’s socioeconomic scenario.

Extraordinary tariff reviews, on the other hand, may occur at any time regardless of the readjustments mentioned above and reviews in case there are material changes in conditions that affect the financial and economic balance of the concession agreement.

The approved regulatory model adopted by ARSESP for the industry defines a maximum average tariff (“P0”), based on the guarantee of the economic and financial balance of the provider, such as us, in its business segment and on efficient costs projected for the tariff cycle, in order to encourage the provider to permanently seek to reduce its costs. Accordingly, an average tariff is established, expressed in reais per cubic meter, which reflects the economic cost of providing water and sewage services in a certain tariff cycle. The methodology is based on a discounted cash flow model, which aims to calculate the P0, ensuring that the Net Present Value (NPV) of the tariff cycle is equal to zero and taking into account a rate of return equal to the WACC.

Further to the reviews, the tariffs are adjusted annually in the years between periodic tariff reviews. In accordance with ARSESP regulations, we use the IPCA price index (accumulated over the past 12 months), minus a productivity factor calculated as part of the Factor X and, since 2020, the adjustment of IGQ that can be zero, positive or negative, according to the deviation between the targets we set and the actual values.

Third Ordinary Tariff Review – OTR (April 2021 – April 2024 Cycle)

The results of the third ordinary tariff review were released on April 8, 2021, marking the beginning of a new four-year cycle from 2021 to 2024 (“Third Ordinary Tariff Review”).

The highlights of the Third Ordinary Tariff Review were:

•	the final regulatory asset base (RAB) was set at R$55.9 billion;
•	the WACC was set at 8.10%;
•	the Final P0 was set at R$4.9534/m³ with the implementation of the compensatory adjustments, translated into a P0 of R$5.1213/m3 as of February 2021;
•	a limit of 4% will be applied to transfers to municipal funds recognized in tariffs. For tariff recognition, the municipal funds for environmental sanitation and infrastructure will be established by the service holder by an act of law, which will specify the destination of the funds;
•	the target for water losses defined by ARSESP was 215.07 liters/connection per day, in two tariff cycles (from 2021 to 2028), starting from 258.2 liters/connection per day in 2020 and 252.8 liters/connection per day in 2021; and
•	the sharing criteria of the alternative revenues for the third tariff cycle (2021-2024). Until the second ordinary tariff review, all revenues earned by us were passed on to the consumer through social equality adjustments, considering the composition of the revenue required for the calculation of the tariff. In total, considering the historical share of reused water in the total indirect revenues and the adoption of a percentage of 100% for other activities, the share value of indirect revenues in the Third Ordinary Tariff Review was 35% (accordingly, this percentage will be returned to users in the form of social equality adjustments, while we will retain 65% of the revenue).

At the same time, a review of the tariff structure, which has been in force since the 1970s with minor changes in 1997, was carried out. Due to the complexity and challenges of the review of the tariff structure, ARSESP decided to carry out a specific regulatory action, with the objective of amplifying the studies and allowing the participation of various players in the sector.

The New Tariff Structure was initially expected to be implemented in 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278, which postponed the implementation of the New Tariff Structure. On April 6, 2023, ARSESP published Resolution No. 1,395, which revoked Resolution No. 1,278 and maintained the current Tariff Structure. On April 8, 2024, ARSESP published Resolution No. 1,514, which revoked Resolution No. 1,395, and maintained the current Tariff Structure.

The draft Concession Agreement for URAE-1 provides for the maintenance of the current tariff structure, at least until the end of the first tariff cycle of the new agreement (2029).

Extraordinary Tariff Review

On December 21, 2022, ARSESP published a notice for the Public Consultation No. 14/2022 regarding the extraordinary tariff review in response to the request for clarification and revision prepared by us (“Extraordinary Tariff Review”). This Extraordinary Review was a result of our request to ARSESP for clarification regarding the readjustments, authorized in May 2021 and 2022, which we considered insufficient for the maintenance of our economic and financial equilibrium, among other subjects.

On April 6, 2023, ARSESP published Resolution No. 1,394/2023 related to the Extraordinary Tariff Review and compensatory adjustments and Resolution No. 1,395/2023, which presented the new tariff values, authorizing us to apply a total tariff readjustment of 9.5609% to our current tariffs, consisting of the following adjustments:

•	Inflation Index (February 2022 to February 2023) of 5.5964%;
•	Efficiency Factor (Factor X) of 0.2142%, which was calculated in the third ordinary tariff review and is applied annually as a reduction factor for the tariff readjustment;
•	General Quality Index (IGQ 2023) of 0.1280% to be discounted;
•	Result of the Extraordinary Tariff Review of 5.5532%; and
•	Compensatory Adjustment (referring to FY2021) of 1.4040% to be discounted.

This tariff adjustment became effective on May 10, 2023.

Tariff Readjustment

In addition to reviews, the tariffs are adjusted annually in the years between periodic tariff reviews. In our agreements, we use the IPCA price index (accumulated for 12 months), minus a productivity factor calculated during the Factor X. As of 2021, the adjustment for the IGQ can be zero, positive or negative, according to the deviation between the established goal and the actual values.

On April 8, 2021, ARSESP released a tariff readjustment. The impact of the tariff readjustment for residential and non-residential, residential social and wholesale (water and sewage treatment) customers in 2021 was 7.6%, negative 1.0% and 5.45%, respectively, corrected by the compensatory adjustment due to the difference in the calculation of the IGQ in 2019 for the application of the IGQ of 2020 and the difference between the COFINS / PASEP taxes calculated between the second ordinary tariff review and Third Ordinary Tariff Review. Further, the real tariff adjustments for the residential category for 2022, 2023 and 2024 were set at 1.5%, 3% and 4.6%, respectively, minus Factor X ± Factor Q (which is a component of the tariff readjustment that may increase the adjustment index depending on the fulfillment of certain defined indicators, such as the number of complaints and leaks, in order to incentivize the efficiency improvement without compromising the quality of the services), together with the expansion of beneficiaries in the vulnerable residential category and the resources intended for the commercial programs for 2019-2020. For the other categories in the periods from 2022 to 2024, the adjustment will be equal to IPCA – Factor X +/- Factor Q.

On March 17, 2022, ARSESP released Resolution No. 1,278, providing for a tariff adjustment of 12.8019%, consisting of: (i) inflation of 10.5437% accrued between February 2021 and February 2022, measured according to the IPCA index; (ii) efficiency factor (Factor X) to be discounted by 0.2142%; (iii) compensatory adjustment of 2.3932%; and (iv) IGQ 2020 to be discounted by 0.1490%. The tariff readjustment was effective as of May 10, 2022.

On April 6, 2023, ARSESP published Resolution No. 1,394/2023 related to the Extraordinary Tariff Review and Resolution No. 1,395/2023, which presented the new tariff values, authorizing us to apply a total tariff readjustment of 9.5609% to our current tariffs. This tariff adjustment became effective on May 10, 2023. On April 8, 2024, ARSESP published Resolution No. 1,514, which authorized us to apply a total tariff readjustment of 6.4469% to our current tariffs, starting on May 10, 2024. For more information, see “Item 4B. Business Overview—Tariffs—Extraordinary Tariff Review.”

Economic-regulatory model in the draft Concession Agreement for Public Water Supply and Sanitation Services for the URAE-1 Southeastern region

A draft of the Concession Agreement for URAE-1 was published as Public Consultation No. 01/2024 by the State of São Paulo government, and provides for significant changes to our current economic-regulatory model. We cannot guarantee that these changes will not have a significant financial impact on us. Among the relevant changes, we highlight:

•	Adoption of a retroactive methodology for tariff recognition of investments (i.e. the P0 calculation will not include the capital expenditure projection for the cycle, it will only incorporate the investments already made).
•	Changes of the tariff review equation for the first two cycles of the Concession Agreement for URAE-1, with the inclusion of the Factor U and updates to the regulatory asset base (“RAB”) and market achieved in the reference year. In the first two cycles, the RAB will be updated annually. Additionally, similar to the previous model, inflation, Factor Q and Factor X are considered.
•	The Factor U will be applied annually as a reducing factor of up to 10% as part of the tariff readjustments.
•	The WACC will be applied before taxes.

•	New concepts: the application tariff (for service users) and equilibrium tariff (to be received by us). The difference will be compensated mainly by FAUSP (created by State Law No. 17,853/2023), which provides resources for basic sanitation actions, including those aimed at tariff moderation in the sector, in order to achieve and anticipate the targets set out in article 11-B of Federal Law No. 11,445/2007.
•	On a monthly basis, we must calculate the difference between the regulatory revenue received from the market by applying the application tariff and the regulatory revenue received from the market by applying the equilibrium tariff.
•	The valuation of new investments will be made using the depreciated replacement cost (DRC) method.
•	The remuneration of regulatory working capital will deduct the earnings from financial investments.
•	The failure to implement regulatory accounting by 2026 will result in a penalty of 100% of accessory revenues being allocated to tariff moderation and a greater sharing of efficiency with tariff moderation already in the second tariff cycle of the Concession Agreement for URAE-1.
•	The new model stipulates that we will be entitled to integrate a portion of the efficiency gains they achieve over multiple cycles.
•	Several parts of the methodology need to be regulated by ARSESP.

The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. For further information, see “Presentation of Financial and Other Information—Proposed Privatization.”

Tariff Structure

Simultaneously with our Third Ordinary Tariff Review, our Tariff Structure, which has been in force since the 1970s and underwent only minor changes in 1997, was revised. In light of the complexity and challenges related to the review of our Tariff Structure, ARSESP carried out specific regulatory actions, including further research on the topic and allowing the participation of several players in the sector as part of the study. Based on these studies and discussions with the public, ARSESP defined the regulatory guidelines to be followed by us when presenting our proposal for a new tariff structure that, after review, resulted in the tariff structure proposal that was subject to Public Consultation, commenced on February 9, 2021. On April 8, 2021, ARSESP published the results of the Third Ordinary Tariff Review and the New Tariff Structure, see “—New Tariff Structure” below.

Our tariff structure that is currently in place is based on the tariff regulation approved by State Decree No. 41,446/1996 and is divided into two categories: residential and non-residential (“Tariff Structure”). The residential category is subdivided into standard residential, residential-social and vulnerable residential. The residential-social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months, and collective living residences. The tariffs for vulnerable residential apply to residences in urban areas occupied by low-income populations in irregular areas characterized by a lack of urban infrastructure. The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of: (i) commercial, industrial and public customers; (ii) non-profit entities that pay 50.0% of the prevailing non-residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água – “PURA”) and pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, which start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level. The tariffs are equal to those offered to the non-profit entities mentioned in item (ii) above and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

There are tariff tables with the values due for each consumption pricing ranges for the abovementioned categories: up to 10 m³, from 11 to 20 m³, from 21 to 50 m³ and above 50 m³. The “Residential Social” and “Residential Vulnerable” categories have five consumption pricing ranges: up to 10 m³, from 11 to 20 m³, from 21 to 30 m³, 31 to 50 m³ and above 50 m³. The amount charged is always progressive.

Large consumers and municipalities served by wholesale have separate tariff tables.

New Tariff Structure

As provided for in State Law No. 17.853/2023, regarding our Proposed Privatization, if our Proposed Privatization is consummated, the State of São Paulo government will allocate at least 30% of the proceeds from the sale of its stakes to FAUSP. The funds allocated to FAUSP will be used primarily to reduce tariffs, considering the most vulnerable parts of the population. As of the date of this annual report, we cannot predict what the new tariff structure will be.

The New Tariff Structure (as defined below) was initially expected to be implemented from May 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278/2022 which postponed the implementation of the New Tariff Structure. On March 1, 2023, ARSESP published Resolution No. 1,388/2023 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation is scheduled for the first half of 2024 with a view to implementing the postponed New Tariff Structure. The draft of the Concession Agreement for URAE-1, published as a public consultation by the State of São Paulo government, provides in its Annex IV for the maintenance of the current tariff structure until 2029. For more information, see “Item 3.D. Risk Factor—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.”

The Tariff Structure in place applied different pricing ranges for the following categories of users: (i) residential customers (Residential Normal, Residential Social and Residential Vulnerable) and non-residential customers (including commercial, industrial and public customers, as described in “— Tariff Structure”); (ii) the interior of the State of São Paulo and in the coastal regions of São Paulo; (iii) water and sewage, with no difference in prices for sewage collection and treatment; and (iv) the charge of a minimum consumption of 10 m³/month and differences in prices per range, with progressive increases in the price as consumption increases.

The New Tariff Structure that was expected to be implemented and defined by ARSESP was defined considering four groups: (i) minimum consumption versus fixed tariff with a portion being determined by reference to the volume of water used; (ii) tariffs segregated by type of service (such as water, sewage collection and sewage treatment); (iii) social tariff; and (iv) non-residential tariffs (“New Tariff Structure”).

Under the New Tariff Structure, ARSESP would adopt a single tariff table for all the municipalities where we operate, meaning the existing tariff tables would be merged. According to ARSESP, this measure would partially reduce subsidies between regions, but would not eliminate them, since there are cost differences between regions.

The draft Concession Agreement for URAE-1, which was under Public Consultation No. 01/2024, provides for the maintenance of the current tariff structure, at least until the end of the first tariff cycle of the new agreement (2029).

The Public Consultation No. 01/2024 ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. See “Presentation of Financial and Other Information—Proposed Privatization” for further information about the contributions for this public consultation, and “Item 3.D. Risk Factor—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues” for further information about our current tariff structure.

Fixed Demand Agreements (Take-or-Pay)

After the 1998 tariff readjustment, non-residential tariffs became approximately twice as high as residential tariffs, which caused large customers to start migrating to alternative sources, either for water supply or for sewage disposal and/or treatment. In practice, if large customers perceive our prices as being too high, they will seek alternative sources (such as drilling their own wells or purchasing water from water trucks), leading them to abandon or underuse our installed network. As a result, we introduced special tariffs in 2002 for large customers through what we call “Firm Demand Agreements” (Contratos de Demanda Firme) which established a minimum volume and decreasing tariffs as water consumption increases. Such contracts are designed to make us more competitive and encourage consumption in specific segments.

On November 2, 2018, ARSESP published Resolution No. 818/2018, which provides the criteria for the execution and inspection of water and sewage service contracts for large non-residential users, as well as the execution of new contracts and the revision of the existing contracts to the new rules. This resolution consolidates all the regulatory guidelines for the execution of contracts with large users and establishes the minimum and maximum limits of the tariffs to be applied and a system for the prior approval by the regulator of the standard contract template to be used, and also requires the disclosure of the contracts in force on our website and the results of the inspections of these contracts on the ARSESP website.

In May 2020, we established a loyalty policy for large clients in the non-residential segment, encouraging them to enter into a contract with us to apply a differentiated rate according to the contracted fixed monthly demand. The purpose of this policy is to retain the base of this customer segment.

Water and sewage services tariffs

Under the current Tariff Structure, we establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior regions of the State of São Paulo and the coastal regions, depending on whether a customer is located in the São Paulo metropolitan region or the interior of the State of São Paulo and in the coastal regions of São Paulo. Each tariff schedule incorporates regional cross-subsidies, taking into account the customer type and volume of consumption. Where tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water services, we use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are set at levels that subsidize residential customers. In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of the State of São Paulo and the coastal regions. In the years ended December 31, 2023, 2022 and 2021, the average tariff calculated for the interior of the State of São Paulo and in the coastal regions of São Paulo was approximately 20% below the average tariff of the São Paulo metropolitan region.

The following table sets forth the water tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As from May 10,	As from May 10,	As from May 11,
	2024	2023	2022
Residential			(in reais)
Standard Residential:
0-10(1)	3.83	3.58	3.27
11-20	6.01	5.62	5.13
21-50	14.98	14.00	12.78
Above 50	16.50	15.43	14.08
Social:
0-10(1)	1.19	1.11	1.02
11-20	2.05	1.92	1.75
21-30	7.32	6.84	6.24
31-50	10.42	9.74	8.89
Above 50	11.51	10.77	9.83
Urban areas occupied by low-income populations in irregular areas (favelas): vulnerable social starting in 2021:
0-10(1)	0.91	0.85	0.78
11-20	1.03	0.96	0.88
21-30	3.45	3.23	2.95
31-50	10.42	9.74	8.89
Above 50	11.51	10.77	9.83
Non-Residential
Commercial/Industrial/Governmental:
0-10(1)	7.69	7.19	6.57
11-20	14.98	14.00	12.78
21-50	28.71	26.84	24.50
Above 50	29.90	27.96	25.52
Social Welfare Entities:
0-10(1)	3.84	3.59	3.28
11-20	7.48	6.99	6.38
21-50	14.41	13.47	12.29
Above 50	14.97	13.99	12.77
Public Entities with contract:
0-10(1)	5.76	5.39	4.92
11-20	11.22	10.48	9.57
21-50	21.59	20.18	18.42
Above 50	22.44	20.98	19.15

(1)       The minimum volume charged is for ten cubic meters per month.

For more information, see “—Tariff Readjustments and Reviews—Tariff Readjustment.”

Sewage charges in each region are fixed and based on the same volume of water charged. In the São Paulo metropolitan region and the coastal region, the sewage tariffs are equal to the water tariffs. In the majority of the municipalities of the interior region of the State of São Paulo, sewage tariffs are approximately 20.0% lower than water tariffs. Wholesale water rates are the same for all municipalities served in the São Paulo metropolitan region. We provide sewage treatment services to those municipalities in line with the applicable contracts and tariffs. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce. Each category and class of customer pays tariffs according to the volume of water consumed. The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed. The first tranche (0-10) corresponds to the minimum fee that is charged to our customers for the consumption of water.

Under the New Tariff Structure that was expected to be implemented from May 2022, this difference would no longer exist as the tariff tables would be unified. Additionally, the minimum bill would be replaced by a two-part bill consisting of a fixed and a variable installment depending on the volume consumed. For more information on the differences between our current Tariff Structure and the New Tariff Structure, see “—New Tariff Structure.”

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulation that, among other matters, regulates:

•	the development of PPPs;
•	the need for a public bidding process for the appointment of water and sewage service providers via concession agreements;
•	the need for setting up an agreement for the appointment of public water and sewage service providers;
•	the joint management of public services between federative entities through cooperation agreements, allowing for a program agreement without the need for a public bidding process for the service provider;
•	the planning, regulation and inspection of basic sanitation services prohibited by service providers;

•	minimum requirements for water and sewage services;
•	water usage;
•	water quality and environmental protection; and
•	governmental restrictions on the incurrence of debt applicable to state-controlled companies.

PLANASA

Until 1970, Brazil’s sanitation sector mainly consisted of small-scale projects, without a standardized tariff system and shortage of financial, human and technical resources.

The National Plan of Basic Sanitation (Plano Nacional de Saneamento Básico – “PLANASA”) was created in 1971, aiming to provide universal access to sanitation services in urban areas and to establish an adequate tariff policy, among other things. Following that, we were created under State Law No. 119/1973 as a mixed capital company to provide basic sanitation services in the State of São Paulo while also acknowledging the autonomy of the municipalities within the State.

Pursuant to the Brazilian Constitution, the Brazilian government, the states and the municipalities have concurrent powers with respect to public water and sewage services are the joint responsibility of the Brazilian government, the states and the municipalities. Thus, article 216 of the Constitution of the State of São Paulo establishes that the State must provide conditions for the correct operation, efficient management and adequate expansion of water and sewage services rendered by concessionaires under its corporate control.

Pursuant to article 175 of the Brazilian Constitution, the rendering of public services, such as water and sewage services, is of the responsibility of the applicable public authority. However, any such public authority has the right to render these services directly or through a concession granted to a third party after a bidding process.

Additionally, article 241 of the Brazilian Constitution establishes the legal regime for the joint management of public services among different federal, state and municipal government entities, including the total or partial transfer among these entities of fees, services, personnel and essential goods needed to render such public services. For example, these services can be rendered through a public consortium or a cooperation agreement under Federal Law No. 11,107/2005, also known as the Law on Public Consortia and Cooperation Agreements (Lei de Consórcios Públicos e Convênio de Cooperação), which, in turn, created a program contract which allowed for the exemption from bidding process for companies like ours. This exemption was irrefutable until the enactment of the New Legal Framework for Basic Sanitation.

However, the New Legal Framework for Basic Sanitation, amending the Basic Sanitation Law, established that the provision of sanitation services may be carried out by joint management, under a public consortium or cooperation agreement entered into exclusively by federative entities. The New Legal Framework for Basic Sanitation also established restrictions for the adjustment of program agreements with public companies and mixed-capital companies. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations.”

PLANASA was the first attempt at outlining long-term universalization targets for water and sewage services, but it was discontinued in 1986.

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

On July 16, 2020, the New Legal Framework for Basic Sanitation was enacted, which aimed to make water and sewage services universal by 2033. The new law delegated the authority to establish national reference rules on sanitation services to ANA and excluded the possibility of executing new program contracts, among other relevant changes for the sector. As a result of the new legislation, the Basic Sanitation Law and Laws No. 9,984/2000, No. 12,305/2010, No. 10,768/2003, No. 13,089/2015, No. 11,107/2005 and No. 13,529/2017 were amended.

Prior to the New Legal Framework for Basic Sanitation, we provided services in various municipalities through contracts that did not require bidding processes. These were important contracts for the expansion of water and sewage services in the State of São Paulo. The current program contracts will remain in effect until the end of their contractual term, subject to the Universalization Targets for services being met by December 31, 2033. For our contracts that did not establish targets, the targets were included in our contracts by March 31, 2022.

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

Decree No. 10,430/2020 was partially revoked and amended by Decree No. 11,467/2023, which, among others, assigned new powers to the Interministerial Committee for Basic Sanitation and changed the composition of this body. Decree No. 11,467/2023, in turn, was completely revoked by Decree No. 11,599/2023, which regulates the regionalized provision of sanitation services, understood as the integrated provision of one or more components of public basic sanitation services in a given region whose territory covers more than one municipality, with uniformization of regulation and supervision and with compatibility of planning between the holders. This decree determines that a bidding process must be held for the provision of public sanitation services and reiterates the prohibition on signing precarious instruments, agreements, partnership agreements and program contracts, which may be maintained until they expire.

The New Legal Framework for Basic Sanitation establishes the regionalized provision through the provision of one or more components of integrated basic public sanitation services in a given region whose territory covers more than one municipality, structured as follows: (i) the regional basic sanitation units, which consist of entities established by state law, consist of a group of municipalities, which are not necessarily adjacent to each other, aimed at adequately meeting the hygiene and public health requirements, or to provide economic and technical feasibility for the least economically favored municipalities; and (ii) reference blocks, which are groups of municipalities, which are not necessarily adjacent to each other, established by the Brazilian government and formally created through the municipalities’ voluntary joint management. The reference blocks will be created by the Brazilian government if the States have not created the regional basic sanitation infrastructure. Regionalized provision is intended to gain scale in the provision of services and to provide for conditions to access federal resources to groups of municipalities. In São Paulo, State Law No. 17,383/2021 created four URAEs, with the municipalities operated by us coinciding with the URAE-1 – Southeastern. On December 8, 2023, the State Law No. 17,853/2023 was enacted, amending the provisions of State Law No. 17,383/2021, to include five additional municipalities to URAE-1: Águas de Santa Bárbara, Bofete, Nova Guataporanga, Dourado and Socorro.

The Basic Sanitation Law, as amended by the New Legal Framework for Basic Sanitation, provided in article 11-B, first paragraph, that contracts in force that did not include the new Universalization Targets which must be met by December 2033 had until March 31, 2022 to include these Universalization Targets. Further, according to article 10-B of the same law, service operators must comply with financial and economic parameters that will measure their ability to provide sanitation services and meet the service standards established by law in a timely manner.

On June 12, 2023, Federal Decree No. 11,598/2023 was enacted, revoking Decree No. 11,466/2023, which had revoked Decree No. 10,710/2021, establishing the methodology for demonstrating the economic and financial capacity of public service providers for drinking water supply or sanitary sewage. Article 10 of this decree stipulates that an application for proof of economic-financial capacity must be submitted to the regulatory entity responsible for inspecting the contracts by December 31, 2023. One of the main changes was the exclusion of the prior provision that the contracts for the public provision of such services made by the public companies which do not prove their economic and financial capacity must be declared invalid.

On March 28, 2022, ARSESP confirmed our economic and financial capacity under the terms of the New Legal Framework for Basic Sanitation and the Federal Decree No. 10,710/2021. Following the procedure established by the applicable legislation, ARSESP’s decision was later confirmed by the ANA.

Functions of ANA

The New Legal Framework for Basic Sanitation assigns to ANA the responsibility for the publication of technical norms for the regulation of public basic sanitation services. ANA is also the authority responsible for introducing reference standards for the methodology for calculating indemnities due to investments made and not yet amortized or depreciated. Currently, there is considerable legal uncertainty regarding the indemnity for non-amortized assets, and we expect that the reference standards will mitigate this situation.

With the approval of the New Legal Framework for Basic Sanitation, ANA has the authority to issue reference standards. These norms must be considered by subnational sanitation regulatory agencies (municipal, intercity, district and state) in their regulatory action.

According to the New Legal Framework for Basic Sanitation, ANA will have the role of issuing reference standards on:

•	quality and efficiency standards for the services provided, maintenance and operation of basic sanitation systems;
•	tariff regulation of public sanitation services;
•	standardization of instruments for the provision of public sanitation services executed by the holder of the public service and the delegate;
•	targets for universalization of public sanitation services;
•	criteria for regulatory accounting;
•	progressive reduction and control of water losses;
•	methodology to calculate amounts due as indemnity for the investments made and not yet amortized or depreciated;
•	governance of regulatory entities;
•	reuse of treated sanitary effluents, in accordance with environmental and public health standards;
•	parameters for determining the expiry of the provision of public basic sanitation services;
•	rules and goals for replacing the unitary system for the absolute separator system for effluent treatment;
•	system to assess the compliance with targets for expanding and universalizing the coverage of public sanitation services; and
•	minimum standards for the full coverage service provision and for the economic and financial sustainability of public sanitation services.

Provisional Measure No. 1,154/2023 (later converted into Law No. 14,600/2023) altered the attributes and structure of ANA and delegated to the Ministry of Cities the responsibility for the implementation of basic sanitation actions and programs. Further, Federal Decree No. 11,333/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, attributing to the National Secretariat for Environmental Sanitation competencies that were previously attributed exclusively to ANA. On April 5, 2023, Federal Decree No. 11,468 replaced and revoked the provisions of Federal Decree No. 11,333/2023 and approved the regimental structure and the table of commissioned positions and functions of trust of the ministry of cities and relocated and transformed commissioned positions and functions of trust, including the Interministerial Committee of Basic Sanitation.

Accordingly, ANA’s rules will apply to the basic sanitation sector nationwide, setting the guidelines for regulation and supervision by the regulatory entities at the state, municipal and regional level, and ensuring regulatory uniformity in the sector and legal certainty for the provision and regulation of services. ARSESP will be subject to these guidelines and will be required to incorporate any reference guidelines issued by ANA within a reasonable timeframe, which may not be less than 12 months from the publication of the respective reference standards.

ANA Standards

As a result of the New Legal Framework for Basic Sanitation, ANA was given the role of amending reference standards for the regulation of the sanitation sector at the national level. Between September 27, 2022, and October 26, 2022, ANA received contributions to Public Consultation No. 07/2022 for the preparation of an agenda for 2022-2024 with topics that should be standardized. This public consultation resulted in ANA Resolution No. 138 of December 14, 2022 which approved ANA’s regulatory agenda for the period from 2022 to 2024.

On November 4, 2021, ANA published Resolution No. 106, approving Reference Standard No. 2, which provides for the standardization of amendments to the Program and Concession Agreements, to include the Universalization Targets as provided for in article 11-B of Law No. 11.445/2007, as modified by Law No. 14.026/2020.

On November 11, 2022, ANA published the Public Consultation No. 08/2022 regarding the Reference Standard No. 3 that provides for the methodology calculating the indemnification of unamortized or depreciated investments made in the water and sewage segments. Future concession agreements will have their indemnification methodology defined in conjunction with other contractual rules provided by ANA’s reference standards. Public Consultation No. 08/2022 resulted in ANA Resolution No. 161/2023, which approved Reference Standard No. 3 that sets the methodology for calculating the indemnification/amortization of assets. We cannot predict the effects that this methodology will have on our business. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—Municipalities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.”

For 2024, the following topics and discussions are planned by ANA:

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

ANA, through resolutions, has addressed governance practices applied to subnational regulatory entities (entidades reguladoras infranacionais or “ERIs”) operating in the basic sanitation sector. Requirements and procedures have been established for ERIs responsible for regulating and overseeing public sanitation services. This includes verifying compliance with reference standards. ANA also defined the methodology for indemnifying investments that have been made but are not yet amortized or depreciated in contracts for water supply and sanitation services. Furthermore, a risk matrix has been established for contracts related to public water supply and sanitation services. The following resolutions stand out in this context:

ANA Resolution No. 134/2022 regulates the requirements and procedures to be followed by subnational entities responsible for regulating and overseeing public sanitation services and specifically addresses the verification of compliance with reference standards.

ANA Resolution No. 161/2023 approved ANA’s Reference Standard No. 3, which addresses the methodology for the indemnification of investments that have been made but are not yet amortized or depreciated in contracts for water supply and sanitation services.

ANA Resolution No. 177/2024 approved ANA’s Reference Standard No. 4, establishing governance practices for ERIs operating in the basic sanitation sector.

ANA Resolution No. 178/2024 approved ANA’s Reference Standard No. 5 to regulate public sanitation services. This reference standard specifically addresses the risk matrix for contracts related to public water supply and sanitation services.

National Plan for Basic Sanitation (PLANSAB)

The PLANSAB is an instrument of the public sanitation project established by the Basic Sanitation Law, with an expected duration of 20 years. The plan contains a diagnosis of Brazil’s basic sanitation infrastructure divided into four segments: (i) coverage deficits, (ii) a government program, (iii) investments made and (iv) political and institutional aspects. The program also provides estimates for investments to achieve coverage targets.

Short, medium and long-term objectives were prepared for 2018, 2023 and 2033, respectively, based on the historical evolution and current water and sewage infrastructure.

The New Legal Framework for Basic Sanitation provides that PLANSAB will contain proposals for programs, projects and actions necessary to achieve the objectives and goals of the federal basic sanitation policy, with identification of the sources of financing and expansion of public and private investments in the sector. Additionally, it establishes that PLANSAB should include (i) a specific program for basic sanitation actions in rural areas; (ii) specific water security actions; and (iii) basic sanitation actions in underdeveloped urban areas occupied by low-income populations in irregular areas which are already long-established considering the nature and length of the occupation are not at risk. Furthermore, it created the Interministerial Committee on Basic Sanitation with the authority to coordinate, integrate, articulate and evaluate the management of the PLANSAB requirements at the federal level. Any changes to PLANSAB could impact us. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment— The regionalization of services, established in the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

Provision of Essential Basic Sanitation Services in Brazil

The provider of the basic sanitation service undertakes to organize the supply of water and sewage services and to provide it to the population. Public services can be provided directly by government entities themselves, through agencies that integrate the respective administrative structures (centralized direct provision of public services); or through bodies created by these government entities in the form of independent federal agencies, foundations or state-owned companies (decentralized direct provision).

Article 175 of the Brazilian Constitution also permits a public authority to grant a concession to an entity outside the administrative structure for the purpose to provide public services.

The current wording of article 10, caput, of Law No. 11,445/2007, as amended by the New Legal Framework for Basic Sanitation, requires the provision of public basic sanitation services by entities that are not part of the granting authority’s structure through concession agreements subject to bidding processes, expressly prohibiting program contracts. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations.”

Our Concession Agreements

From 1998 to 2005, our contracts with municipalities were regulated by the Federal Concessions Law No. 8,987/1995. Generally, these contracts have a 30-year term, and the total value of the concession is set using the discounted cash flow method. Under this method, when the expected contractual cash flow is reached, the total value of the concession and assets is amortized to zero on our books and we receive no payment for the assets. If the concession is terminated prior to the end of the 30-year term, thereby interrupting the normal contractual cash flow, we are paid an amount equal to the present value of the expected cash flow over the years remaining in the concession, adjusted for inflation.

Our concessions can be revoked unilaterally at any time (i) if certain standards of quality and safety are not met, (ii) in the event of default of the terms of the concession agreement, (iii) due to changes in public interest since the concession was granted, or (iv) due to non-conformity with the New Legal Framework for Basic Sanitation. In such cases, we are entitled to compensation and remuneration for the investments made. However, the contracts may provide for fines or retentions, depending on the grounds for termination.

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship with the service provider by duly compensating the service provider for their unamortized investments. Subsequently, the municipality will be in charge of rendering services or conducting a public bidding process to grant the concession to potential concessionaires. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—Municipalities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.”

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

The main provisions of our existing concession agreements are:

•	we assume all responsibility for providing water and sewage services in the municipality;
•	according to the municipal laws authorizing the concession, we are permitted to collect tariffs for our services and tariff readjustments follow the guidelines established by the Basic Sanitation Law and ARSESP;
•	to date, we are not required to pay most municipal taxes, and no royalties are payable to the municipality with respect to the concession;
•	we are granted rights-of-way on municipal property for the installation of water pipes and water transmission lines, and sewage lines; and
•	upon termination of the concession, for any reason, we are required to return the assets that comprise the municipality’s water and sewage system to the municipality, and the municipality is required to pay us the non-amortized value of the assets relating to the concession, if any.

These assets have been considered to be intangible assets since January 2008. See Notes 3.8 and 3.10 to our 2023 Consolidated Financial Statements. Under concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

•	the book value of the assets; or
•	the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific agreement.

The model form concession agreement follows the provisions of the Basic Sanitation Law in force at the time these agreements were signed, but did not include all the changes introduced by the New Legal Framework for Basic Sanitation. Its main conditions include the implementation of the targets based on the planning of services by the public authority, services’ inspection and regulation rules, the appointment of a regulatory and inspection agency, as well as the periodic disclosure of management reports with Consolidated Financial Statements.

In addition to the 30-year term contracts, the municipalities entered into cooperation agreements with the State of São Paulo, delegating the regulation and inspection of the provision of services to ARSESP.

Our Program Agreements

Federal Law No. 11,107/2005, which regulates article 241 of the Brazilian Constitution, introduced significant changes to the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising the activities of planning, oversight and regulation, including tariff regulation, of the services. The law also created the program agreement, a contract to be followed when Brazilian states and municipalities enter into agreements for the provision of public services with mixed capital companies. The program agreement provides the guidelines for the joint management of public services by Brazilian states and municipalities with mixed capital companies, removing the need for bidding processes.

The Constitution of the State of São Paulo provides that the State must assure the correct operation, necessary expansion and efficient administration of water and sewage services in the state by a company under its control. On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470/2006, amended by State Decrees No. 52,020/2007, dated July 30, 2007, and No. 53,192/2008, dated July 1, 2008, which regulate the provision of water and sewage services in the State. Pursuant to these decrees, it was previously possible to enter into agreements with municipalities in connection with the provision of water and sewage services by means of a “program agreement without a public bidding process.” Following the entry into force of the changes to the public consortia and cooperation agreements law (Federal Law No. 11,107/2005), introduced by the New Legal Framework for Basic Sanitation, we adopted the administration of public services through cooperation agreements and program agreements which can be used simultaneously.

As of the date of this annual report, the decrees mentioned above have not been amended. However, certain provisions, such as those related to the formalization of program contracts, do not conform with the New Legal Framework for Basic Sanitation. The New Legal Framework for Basic Sanitation prohibits the formalization of program contracts, agreements, partnership agreements and other unstable instruments for the provision of public basic sanitation services by companies which are not subsidiaries of the entity which administers the concessions. However, the existing program agreements will remain in force and effect until the end of their contractual term.

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

State Law No. 17,383/2021 created four URAEs, and the municipalities operated by us coincide with URAE-1 – Southeastern. On December 12, 2021, State Decree No. 66,289 was published, which regulates this law.

ARSESP

ARSESP was created by Complementary Law No. 1,025/2007, and regulated by Decree No. 52,455/2007, with the objective of regulating, controlling and supervising piped gas and basic sanitation services that are under state ownership, as well as services and activities related to energy for which the Brazilian government is responsible, or basic sanitation services that may be delegated to the State of São Paulo by the competent agencies.

ARSESP’s creation was a result of two important legal frameworks – Federal Law No. 11,107/2005, which provides for general rules for contracting public consortia, and the Basic Sanitation Law of January 5, 2007, which establishes national guidelines for basic sanitation.

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

For its services, ARSESP charges a fee of 0.50% of the total annual invoiced amount of the net operating revenue of taxes (excluding revenues related to the construction of the concession infrastructure) of the municipality. This fee is charged on the annual revenue directly obtained with the service provision, less any taxes levied on it, both from municipalities that have executed program contracts with us, as well as from municipalities located in metropolitan regions.

ARSESP Resolution No. 1,388/2023 established the regulatory agenda for 2023 and 2024, which includes:

•	analysis of the federal government’s Reference Standards (NRs) for the definition of universalization indicators and targets;
•	program for the conservation of water sources;
•	risk matrix for our contracts;
•	methodology for annual certification of investments in the Sanitation sector;
•	methodology for the reversibility of assets in the basic sanitation sector;
•	analysis of efficiency in expenses with electricity by sanitation concessionaires;
•	calculation methodology of the sharing of efficiency gains (Factor X) for regulated gas pipeline and basic sanitation companies; and
•	our tariff structure.

ARSESP has addressed the methodology and criteria for updating the Regulatory Remuneration Base (Base de Remuneração Regulatória), along with the procedures for the Annual Certification of Investments for companies in the basic sanitation sector. Topics covered include asset control for basic sanitation concessionaires, general conditions for the provision and use of public urban cleaning and solid waste management services, and the risk allocation matrix associated with the provision of water supply and sewage services.

Consumer Relations in the State of São Paulo

Our services are regulated by ARSESP who establishes the terms and conditions of public services contracts for water supply and sewage services with retail customers and determined that the invoices must be issued and sent to the customer and not the owner of the property. Currently, more than 90% of our water and sewage connections are billed to the user of the services, as foreseen in ARSESP regulation. In respect of our debt collection, we implemented a new digital platform in 2021 that brought improvements to our customer relationship.  This new digital platform now identifies customers by their registration number in the national registries of individuals or companies and by information that is necessary for the registration of their services and for the judicial collection of outstanding charges in case of default. We continuously update our customers’ registration information; however, we still face difficulties in updating this information in areas with a high concentration of social vulnerability and default.

For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—The regionalization of services, established in the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

Operations in the City of São Paulo and Certain Metropolitan Regions

We are a concessionary of the State of São Paulo tasked with providing basic sanitary services in metropolitan regions, microregions and urban conglomerates instituted by state law.

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

Municipal Law No. 14,934/2009 repealed Municipal Law 13,670/2003, which had assigned the responsibility for the city of São Paulo’s planning, regulating and supervising the provision of water supply and sewage collection services exclusively to the city of São Paulo. On June 23, 2010, the State and the city of São Paulo entered into a formal agreement with the purpose of sharing the planning of the provision of water supply and sewage collection services; and delegating oversight and regulation, including tariff regulation, to ARSESP; and authorizing the maintenance of water supply and sewage collection services in the city of São Paulo for a 30-year term (renewable for the same period).

In January 2015, the federal government issued the Metropolitan Bylaws (Law No. 13,089/2015), which established general guidelines for the planning, management and execution of public services of common interest in metropolitan regions and in conurbations as defined by the States, as well as general rules on integrated urban development plans and other interfederal governance instruments.

The New Legal Framework for Basic Sanitation outlined the entities responsible for the provision of basic sanitation services. However, there are still several uncertainties regarding regionalized provisions, including the creation of new forms, such as regional basic sanitation units and reference blocks. Accordingly, as of the date of this annual report, it is not possible to describe how these new forms will be implemented.

State Law No. 17,383/2021 created four URAEs, and the municipalities operated by us coincide with URAE-1 – Southeastern. On February 12, 2021, State Decree No. 66,289 was published, which regulates this state law.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—The regionalization of services, established in the New Legal Framework for Basic Sanitation, may have an adverse effect on our business, financial condition or results of operations.”

The 2014-2015 Water Crisis

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern region of the São Paulo metropolitan region, experienced below average rainfall from late 2012 throughout 2014 and most of 2015, which mainly affected the Cantareira System (the largest system of the São Paulo metropolitan region). For more information on the water production systems which we use to produce water for the São Paulo metropolitan region, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Resources.”

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

Prior to February 2014 and the water crisis, this system supplied water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region. After the water crisis, when conditions returned to normal levels, this system supplied water to approximately 7.0 million people. Since May 2017, the volume of water that may be extracted from the Cantareira System is now based on the volume of water available in the reservoirs. A minimum of 10 m³/s of water may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs. This flow is defined in Joint Resolution Nos. 926/2017 and 925/2017, both dated May 29, 2017.

In May 2017, the concession that regulates the volume of water that may be extracted from the Cantareira System, issued by ANA and DAEE, was renewed for a period of 10 years. Under that concession what we are allowed to withdraw from the system is divided into five tranches: (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can withdraw up to 33 m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can withdraw up to 31 m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can withdraw up to 27 m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can withdraw up to 23 m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can withdraw up to 15.5 m3/s.

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of March 2021, December 2021, March 2022, December 2022, March 2023, December 2023 and March 2024.

	March 2024	December 2023	March 2023	December 2022	March 2022	December 2021	March 2021	Total Storage Capacity
Cantareira	765.8	703.3	800.9	414.7	444.4	244.5	518.8	982(1)(2)
Cabuçu and Tanque Grande (Guarulhos)	0.9	0.8	1.0	0.6	1.0	0.4	0.6	0.99
Guarapiranga	150.8	92.8	146.6	145.0	155.0	98.3	122.6	171.19
Rio Grande	112.6	112.2	113.1	113.3	115.7	94.6	98.1	112.18
Rio Claro	5.6	5.3	5.8	5.9	6.3	6.3	7.0	13.67
Alto Tietê	430.7	330.9	409.0	270.8	332.7	225.1	341.2	560.31
Cotia	14.8	13.2	16.5	8.6	15.6	6.5	13.2	16.5
São Lourenço	88.0	51.9	86.9	72.3	86.5	68.1	57.4	88.82

(1)	The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).
(2)	Amounts included since the May 2017 water right renewal do not include the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

In order to continue to meet consumer demand in the São Paulo metropolitan region and reduce water production in the Cantareira system to the current limits set by ANA and DAEE, we adopted a series of measures from February 2014 to early 2016 to maintain continuous water supply. These measures to continue services to consumers were gradually discontinued, starting in early 2016, with the increase of the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region.

The heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting practices to reduce water consumption during the water crisis, and these practices have been partially integrated into our consumers’ daily habits even after the water crisis.

In addition to the measures taken to meet consumer demand in the São Paulo metropolitan region, we made and continue to make short and medium-term investments in projects to increase water availability, transfer water between different reservoir systems and expand water treatment production capacity.

Our production of treated water was expanded by 6.0 m³/s with the completion of the São Lourenço Project. In addition, an additional 13 m³/s was made available to our reservoirs through interconnections to other reservoirs in the State of São Paulo, which will be available to us if reservoir levels once again become low. Completion of these projects results in improved water security for the Integrated Water Supply System of the Metropolitan Region of São Paulo, which consists of a set of water sources, water treatment plants and pipelines that provide and treat water for the São Paulo metropolitan region.

Additionally, we continue to take measures to maintain the water supply to the São Paulo metropolitan region in the adequate quantity and quality for the population. These measures are implemented to keep the system in operation, with renovation of its structures and constructions, in addition to adjustments for operational flexibility by increasing the transfer of treated water between the producing systems of the Integrated Water Supply System of the Metropolitan Region of São Paulo. We have carried out specific studies on the likelihood of new water scarcity events similar to the 2014-2015 water crisis happening. These studies aim to promote better management of water resources in order to ensure better supply, reconciling acceptable risks with the capacity to invest in any necessary expansions.

Marketing Channels

As of December 31, 2023, we were the concessionaire responsible for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 376 municipalities in the State of São Paulo. For more information on our marketing channels aimed at individual customers, see “Item 4.B Business Overview—Customer relationship.”

We also supplied water and sewage services to two municipalities located in the São Paulo metropolitan region which we accounted for on a wholesale basis. It is the responsibility of these municipalities to then distribute the water to end consumers. Due to our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us. For more information on service concessions, see “Item 4.B Business Overview—Water Operations.”

For more information on our marketing channels aimed at municipalities, see “Item 4.B Business Overview—Competition—Competition for new Municipalities.”

Energy Consumption

Energy is essential to our operations and, as a result, we are one of the largest users of energy in the State of São Paulo. In the year ended December 31, 2023, we used 2,657 GWh, which represents approximately 1.92% of the total energy consumption in the State of São Paulo. As of the date of this annual report, we have not experienced any major disruptions in energy supply. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects. Energy prices have a significant impact on our results of operations. For the year ended December 31, 2023, we purchased approximately 64.7% of our total energy consumption in the independent energy contracting market (Ambiente de Contratação Livre or Mercado Livre de Energia – “ACL”) where we can more efficiently negotiate the supply of energy because we can take advantage of market opportunities; and the remainder of our energy consumption comes from the regulated energy contracting market (Ambiente de Contratação Regulado or Mercado Cativo – “RCL”) where energy is valued through tariffs set by the regulatory agency, which in this case is the National Electric Energy Agency (Agência Nacional de Energia Elétrica – “ANEEL”), due to the natural monopoly characteristic of this service.

Additionally, we are developing projects that aim to generate clean, renewable and sustainable energy. In 2019, we began to structure a distributed power generation program (Programa de Geração Distribuída – Energia Fotovoltaica) focused on solar energy. The program estimates that until 2025 we will have a power generation capacity of around 60 MW, with a daily average output of 12 MW, corresponding to about 4.5% of our total energy consumption (base year 2018). By 2023, we had installed 16 photovoltaic power generation plants, with a power generation capacity of 19.5 MW. The credits obtained as part of this distributed generation were used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 74% of energy consumption carried out in low voltage will be supplied by renewable energy. The investment of approximately R$310.0 million foreseen in this program has an estimated payback of 7 to 8 years.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Risks relating to Suppliers—Any interruptions in the supply of electricity and water may adversely affect our operations.”

Insurance

We aim to maintain insurance covering, among other things, fire or other damage to our property and office buildings and third-party liabilities. We also maintain insurance coverage for directors’ and officers’ liability (“D&O Insurance”). We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil. As of December 31, 2023, we had paid a total aggregate amount of R$24.9 million in premiums (of which R$4.95 million are related to our D&O Insurance policy). Our insurance policies covered R$7.3 billion in assets and third-party liabilities, including R$100.0 million for our D&O Insurance. On February 26, 2024, we renewed our D&O Insurance policy, increasing our coverage to R$200.0 million. We do not have insurance coverage for business interruption risk because we believe that the low risk of significant interruption to our activities does not justify the high premiums for such insurance. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental-related liabilities and damages. We believe that we maintain insurance at levels customary in Brazil for our type of business. For further information, see “Item 3.D. Risk Factors—Risks Relating to the Regulatory Environment—Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.”

Intellectual Property

Trademarks and copyrights

We have secured registration of our nominative trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial – “INPI”). In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais,” “Projeto Tietê,” “Programa Córrego Limpo,” “Programa Onda Limpa,” “PROL – Programa de Reciclagem do Óleo de Fritura,” “Revista DAE,” “Ligação Sabesp,” “Agente da Gente – Sabesp na Comunidade,” “PURA – Programa de Uso Racional da Água,” “Sabesp Inteligência Ambiental,” “Uso Racional da Água,” “Parque da Integração,” “Sabesp Semana do Meio Ambiente,” “Água Sabesp Aquífero Guarani,” “Água Sabesp Estação Cantareira,” “Contrato de Fidelização Sabesp,” “Esgoto Não Doméstico Sabesp,” “PEA – Programa de Educação Ambiental – Sabesp,” “Sabesp Abraço Verde,” “Água de Reúso Sabesp,” “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço,” “Calculadora de Sonhos,” “Parque Sabesp Mooca,” “Parque Sabesp Butantã,” “Parque Sabesp Cangaíba,” “Programa Água Legal Sabesp,” “Signos – Sistema de Informações Geográficas no Saneamento Sabesp,” “Sistema de Suporte a Decisões Sabesp,” “Fertilizante Sabesfértil Sabesp,” “Pitch Sabesp,” “Novos Negócios Sabesp,” “Centrais de Geração Hidrelétrica Sabesp,” “Biogás Sabesp,” “Energia Fotovoltaica Sabesp,” “Energia Eólica Sabesp,” “Resíduos Sólidos Urbanos Sabesp,” “Fertilizantes Sabesp,” “Tocha de Plasma Sabesp,” “Serviços Técnicos Sabesp,” “Afinidades Sabesp,” “Fibra Ótica nas Redes Sabesp,” “Geosabesp Sabesp,” “Waste To Energy Sabesp,” “Redução de Perdas Sabesp,” “Serviços Imobiliários Sabesp,” “Somos Água Sabesp”, “Hydria Sistema Sabesp,” and “Clubinho Sabesp,” which is a tool for environmental education directed to children through our website, and of its characters: “Super H2O,” “Gota Borralheira,” “Gotucho,” “Ratantan,” “Dr. Gastão,” “Cauã,” “Denis,” “Gabi,” “Iara,” “Sayuri” and “Cadu.”

We have also filed applications with the INPI for registration of the following nominative and composite (name + logo) trademark: “Sani”; “Água Viva Sabesp”; “Sabesp 50 anos”; and “3S Sabesp.” Additionally, we also filed applications with the Escola de Belas Artes da UFRJ for registration of copyright for the character ‘Sani’.

Patents

We have five patents granted by the INPI: (i) a device for the removal of supernatants during the sewage treatment process, (ii) a rotary device used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems, (iii) a bubble removal system, autonomous microlaboratory, and use of an autonomous microlaboratory to monitor water quality, together with USP, (iv) a chemical composition sensor, its fabrication process and its use to measure pH in microfluid systems, together with USP, and (v) water leakage detection equipment: method and simulation bench for leakage in lines, together with FAPESP and UNESP.

We have also filed twelve patent applications for the following additional devices or inventions, currently awaiting the INPI’s decisions, some of which have been jointly filed with certain Brazilian universities as a result of our cooperation agreements with these institutions:

•	a biofilter odor control unit;
•	a modular system for the treatment of sanitary sludge and process using this system;
•	a box for installation of water meters;
•	a three-phase separator for UASB reactors with the Federal University of Minas Gerais (Universidade Federal de Minas Gerais – UFMG);
•	a fluid turbidity analysis system and method for fluid turbidity analysis;
•	a device for sewage collection wells;
•	a device for water meters installation;
•

water leakage detection equipment patent applications, jointly filed with FAPESP and UNESP:

•        method and system for analyzing and providing a quality index for a noise correlator;

•        automatic frequency band selection process and system in noise correlation for leak detection; and

•        system and process for estimating leakage noise propagation speed and delay in at least one duct;

•	a water collection device, device installation kit and process and water sample collection method; and
•	one more patent application that is in the confidentiality period.

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

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation,” “PREGÃO SABESP ONLINE,” “SISDOC” (Document Control System), “system for analyzing the metrological behavior of water meters,” “MPLT” (Standardized Model of Technical Report), “SGH” (Hydrometry Management System), “SIA” (Audit Information System), “NETCONTROL” (Automation System of Sanitary Control Laboratories), “SAN” (Navigation Support System), “online software for managing specific articles published in the DAE engineering journal,” “Dashboard panel,” “COP” (Online Control of Water Losses), “GEL” (Power Management System), “CADGEO,” “LIGGEO,” “Intellectual Property Management System,” “SOE” (Business Organization System), “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence,” “Sabesp PM Mobile,” “Sabesp Decision Support System – SSD,” Frequency Band for Leakage Noise Correlators (BAFCORV) and “Hydria Sabesp” – Specialist System for the management and control of the water treatment process and Electric energy management system.

Among them, we highlight:

•	AQUALOG is a software designed to monitor water treatment through the employment of artificial intelligence. In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina. We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás;
•	SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time;
•	CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite;
•	“Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence,” is an application that was developed as a result of a joint research project by us, FAPESP and the Federal University of São Paulo (Universidade Federal de São Paulo – “UNIFESP”);
•	“Sabesp PM Mobile” is a mobile application to register and assist our technicians in monitoring and managing asset maintenance activities;
•	Frequency Band for Leakage Noise Correlators (“BAFCORV”), developed from a joint research project with FAPESP and UNESP; and
•	“Sabesp Decision Support System – SSD” is a software that contains graphic interfaces for updating data, queries of information in the form of graphs and tables, regarding the operation of water-producing systems and dissemination of data to society through newsletters generated by the system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below, which have been registered with the relevant entity in Brazil, Registro.br:

•        www.sabesp.com.br;

•        www.revistadae.com.br; and

•        Sabesp2via.net.

Environmental Matters

Considering the multidisciplinary nature of sanitation services, in addition to elaborating a corporate climate strategy, we also undertake several initiatives aimed at preserving the environment. Our current corporate strategy places sustainability as essential to our business, and environmental fronts and initiatives have gained strength and have reflected our commitment to proactively address the most current environmental and climate challenges.

Our environmental management is inherent in the provision of our services and the essence of our business. Our performance is guided by standards and monitored in an integrated manner to ensure the sustainability of our operations. With the recent organizational restructuring, the environmental licensing process for works and projects, which was previously decentralized among our various business areas, has been centralized in a single department, enabling a global overview that covers all phases of the process, from conception to decommissioning of facilities. Additionally, our management of compliance with the conditions of the environmental licenses has also been incorporated into this area. For more information about our organizational restructuring, see “Item 4.A. History and Development of the Company—Corporate Organization.”

This centralized management brings us several benefits. By concentrating the licensing process in a single area, we enhanced the efficiency of our management, standardized and simplified procedures, and optimized internal communication. This also provides a more comprehensive and integrated perspective of activities, enabling a more strategic and consistent approach to environmental issues. Additionally, by incorporating the management of compliance with environmental license conditions, we reinforce our commitment to legal compliance and sustainability.

Although this centralized management brings us benefits, it is essential to ensure effective communication between the different areas involved to guarantee that processes are conducted in a transparent and integrated manner. The training of the team responsible for environmental licensing is also crucial to ensure they have the necessary expertise to conduct these activities efficiently.

In order to consolidate our environmental culture, we have an Environmental Corporate Management Superintendency and Environmental Management Teams allocated in our business units.

We have the following ongoing environmental programs allocated to the Environmental, Regulatory and Sustainability corporate areas.

Management of climate issues such as:

•	GHG Emissions, with annual inventories; the promotion of awareness-raising activities on climate issues; encouraging the reduction of GHG emissions in our operations; conducting studies to identify the potential for carbon sequestration and storage in our forest reserves; performing risk and resilience assessments in relation to climate change; and adhering to the relevant national and international initiatives and guidelines. In 2023, we were awarded the GHG Inventory Gold Seal by the Brazilian GHG Protocol Program. For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions;”
•	Corporate program for obtaining and maintaining licenses for water treatment plants, sewage treatment plants and sewage pumping stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have had a program since 2017, approved by CETESB, related to the operational licenses of the sewage pumping stations. In 2022, a similar program was approved for water treatment plants and wastewater treatment plants;
•	Corporate program for obtaining and maintaining grants for the use of water resources (Programa Corporativo de Obtenção e Manutenção das Outorgas de Uso de Recursos Hídricos), including water collection, releases and dams. The grant provides the necessary resources to subsidize the processing of use of and payment for water resources. We are the biggest payer for water use in the State of São Paulo;
•	Environmental education program (Programa de Educação Ambiental – “PEA”), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects. The activities developed by the PEA are organized with the following objectives: raise awareness of the intrinsic value of water; protect the environment; preserve streams; improve the quality of the environment; raise awareness of sanitation activities; raise awareness of the conscious use of water; and direct capacitation and production of guiding materials, which involve activities with civil society groups, education centers, municipal governments and non-governmental organizations;
•	Management of our institutional representation in the state and national systems of water resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;
•	SABESP 3Rs program (Programa SABESP 3Rs) for the reduction, reuse and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;
•	The progressive implementation and maintenance of the Environmental Management System (“EMS”) in our water and sewage treatment plants aiming to improve the efficiency of the systems, manage the risks and implement preventive actions to avoid impacts on the environment, considering the relevance of these plants for our core activity. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other plants adopt the environmental management model developed internally (named SGA-SABESP), without aiming certification. The EMS is currently in place in 678 treatment plants, 36 of which are ISO 14001 certified, representing 80% of our treatment plants. We expect to implement the EMS in all plants by 2024;
•	Corporate program for sustainable wastewater treatment plants, which aims to disseminate our culture of sustainability and the application of technologies and practices to transform the by-products generated in sewage treatment plants, specifically, biogas, sludge and effluent, in sustainable resources for beneficial use, with added value for the market, considering their energy use and contribution for the reduction of GHG emissions. In 2023, we continued with various initiatives of the corporate program for sustainable wastewater treatment plants, and we noted progress in the business units’ contracting sustainable solutions for the program’s wastewater treatment plants; and

•	Corporate program of environmental recovery commitment terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental) arising from the environmental licensing of new ventures, which includes obligations of forest restoration with environmental compensation purposes, when necessary. As of December 31, 2023, we planted approximately 632 thousand seedlings. With the new ongoing projects and contracts, we plan to plant an additional 507 thousand seedlings in the next four years.

To provide technical support for environmental programs, we carry out corporate training on topics related to environmental management. This initiative aims to promote continuous professional development with specific content aimed at strategic, management and operational teams.

In addition to corporate environmental management actions, we have several projects and initiatives underway to benefit the environment, such as actions to protect water springs, projects for the rational use of water, reuse of effluents, projects for the use of photovoltaic energy and biogas as vehicle fuels, as well as other environmental projects focused on the engagement of the population at large.

We are a signatory of the United Nations Global Compact, support the 17 United Nations Sustainable Development Goals and maintain a partnership with the United Nations Framework Convention on Climate Change (UNFCCC). These initiatives aim to stimulate actions in areas of crucial importance to humanity, the planet, countries and companies, including the enhancement of sanitation services for the preservation of the environment, quality of life and the mitigation of climate change.

Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is signatory. It is worth noting that State Decree No. 65,881/2021 provides for the State of São Paulo’s adhesion to the “Race to Zero” and “Race to Resilience” campaigns, which aims, among other issues, to reduce GHG emissions and promote climate resilience.

This decree establishes, among other aspects, that the Climate Action Plan 2050 being developed by the State of São Paulo government, which will likely include benchmark targets for several sectors, including the sanitation sector, must include intermediate goals for the reduction of GHG emissions defined by the Kyoto Protocol for the years 2030 and 2040 with the objective of gradually implementing actions to achieve neutral net emissions by 2050.

At the state level, we are also subject to the State Policy on Climate Change for the State of São Paulo (Law No. 13,798/2009), regulated by Decree No. 68,308/2024. At the federal level, we are subject to the National Climate Change Policy (Law No. 12,187/2009), regulated by Decree No. 9,578/2018.

Considering that sanitation activities may be directly impacted by weather conditions and extreme climate events, we developed a Corporate Program for the Management of Greenhouse Gas Emissions, that includes activities to quantify emissions in annual corporate inventories of GHG, in addition to the incentive to mitigate the emissions in business activities. Several actions were already implemented within the ambit of this program.

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

In 2024, we concluded the corporate inventory of GHGs for 2023, thus totaling 17 inventories since 2007. Our GHG emissions inventories for 2023 and 2022 confirmed that sewage collection and treatment activities (arising from internal activities or processes), are our main source of GHG emissions, accounting for 77.5% of our total annual GHG emissions in the year ended December 31, 2023, and 91.8% in the year ended December 31, 2022. Furthermore, electricity accounted for 4.55% of our total annual GHG emissions in the year ended December 31, 2023, and 5.7% in the year ended December 31, 2022, while other activities accounted for approximately 17.94% in the year ended December 31, 2023, and 2.5% in the year ended December 31, 2022.

We improve our efficiency as we increase our service rates to the population in the municipalities where we operate. In respect of sewage, we expect an increase in the organic loads and, accordingly, in the biogas generation, waste in the treatment plants and GHG emissions, as we increase the flows that are treated. On the other hand, sanitation activities directly contribute to the reduction of GHG emissions in the aquatic ecosystem, which is aligned with the Climate Action Plan 2050. In addition to the benefits of reducing GHG emissions resulting from the expansion of sewage treatment systems, we are also searching for less carbon-intensive alternatives to expand the available actions for the reduction of GHG emissions.

In order to improve our medium and long-term strategy, we are currently in the process of organizing bids for a consulting service to develop a plan for reducing GHG emissions. This plan is aligned with the State Decree No. 65,881, which outlines the State of São Paulo’s adherence to the UN campaigns “Race to Zero” and “Race to Resilience.”

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

Although Brazil’s electricity generation mainly consists of clean sources derived from hydroelectricity, this composition is subject to variation, which may contribute to the worsening of the greenhouse effect and climate change due to associated GHG emissions. As our activities can be categorized as electricity-intensive, we have widely discussed the topic of energy. Despite the large proportion of renewable energy sources in Brazil’s electricity generation network (87.4% for the year ended December 31, 2023), we are committed to contributing to the energy transition by taking advantage of generation potential, increasing the use of incentivized energy sources in the ACL, and implementing energy efficiency actions, including technologies such as pump-as-turbine and the replacement of equipment and installations for more energy efficient alternatives.

In 2022, incentivized energy from ACL represented five percent (5%) of our energy consumption, and for the year ended December 31, 2023, we increased this to 14% due to our purchases in the ACL market and what we produced in our distributed power generation program (Programa de Geração Distribuída – Energia Fotovoltaica). Our distributed power generation program started operating 11 more photovoltaic power generation plants, totaling 16 operating plants in the municipalities of Orindiúva, Elias Fausto, Euclides da Cunha, Monte Alto, Gastão Vidigal, Paraguaçu Paulista, Suzano, Tremembé, Mirante do Paranapanema, Campina do Monte Alegre, Fernandópolis, Bernardino de Campos, Presidente Prudente, Eugênio de Melo, Assis, and Jales with a total generation capacity of 19,5 MW. The implementation of this program is scheduled to be completed in 2025, with an estimated generation capacity of 60 MW. We also use solar energy in other operational processes such as radio data transmission, flow measurement systems in wastewater treatment plants, effluent disinfection systems, lighting for administrative unit headquarters, and a floating photovoltaic power plant project.

Another important sustainability initiative, aimed at reducing GHG emissions, is the production of agricultural compost, Sabesfértil,” from sludge from a wastewater treatment plant in the municipality of Botucatu. Similar projects for the use of sludge from wastewater treatment plants are under development at our other plants.

The use of a portion of the biogas generated in the Franca wastewater treatment plant for the production of vehicle fuel to supply part of our fleet in the municipality is another notable initiative with positive results in reducing GHG emissions. Additionally, we have initiatives and projects to cover sewage treatment anaerobic lagoons to capture and burn the generated biogas, in order to minimize GHG emissions. Projects for methane reduction in wastewater treatment plants, including the implementation of energy recovery for the self-generation of electricity, are also under development. The development of a small hydro generator for wastewater treatment plants is also part of our ongoing research.

In the coastal region, we are developing a system for the solar drying of wastewater treatment plant sludge with forced ventilation and mechanized mixing and fragmentation of the sludge. A similar project is already in operation in a wastewater treatment plant located in the central-west region of the state.

We are also implementing actions in the management of our corporate vehicle fleet aimed at sustainability. To optimize our fleet management, we opted for continued use leasing contracts, and through the fleet renewal program, 97.1% of light vehicles and 73.5% of heavy vehicles were replaced. One of the great benefits achieved by this initiative was the reduction of annual gasoline consumption from 3.2 million liters in 2011 to around 89 thousand liters for the year ended December 31, 2023, resulting in a 97% reduction in GHG emissions. We have also contracted a sustainable corporate mobility strategic plan 2030 for the adoption of vehicles powered by sustainable fuels.

We also adopt some discretionary measures, as the maintenance and restoration activities of forest reserves carried out by us in addition to climate adaptation, which play an important role in carbon sequestration and storage, in order to contribute to the reduction in the greenhouse effect. Of note is the preservation of around 49,000 hectares within conservation units, with nine thousand hectares of floods areas and 39,000 hectares of rain forest, where the main metropolitan springs are located.

As part of the process of cultural change, we have instituted awareness-raising and training activities on the subject of climate change through training sessions and content provided in courses aimed at internal and external audiences.

Ratifying our commitment to this global agenda, in 2020 we joined the São Paulo Environmental Agreement, an initiative of the Secretariat for Environment, Infrastructure and Logistics of the State of São Paulo, which recognized the signatories as part of a community of leaders in climate change, with a special focus on sustainable development. We maintain a partnership with the United Nations Framework Convention on Climate Change since 2021, when we participated in COP 26 in Scotland, in COP 27 in Egypt, and in COP 28 in Dubai, where we reaffirmed our commitment to climate and sustainability issues.

Based on the priorities defined by our management and the creation of our sustainability and corporate governance superintendence (Superintendencia de Sustentabilidade e Governança Corporativa) in May 2023, our first endeavor 100% dedicated to this topic, we are currently further developing our corporate ESG strategy, including the improvement of our corporate climate strategy and related issues.

The management of GHG emissions involves costs and expenses related to the implementation of more rigorous control mechanisms, the adoption of pollution prevention measures and actions to minimize the generation of these gases. We have been seeking subsidized financing to cover part of these costs, that may increase over the years.

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

Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric power supply. Lack of electric energy could lead to instability in water supply and sewage collection and treatment services, which could damage our reputation and operation. In addition, because this is one of the biggest costs of production, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us. Our strategy to address climate change is divided into two main actions: (i) adaptative actions to increase water security and adaptative resilience to potential effects of extreme events; and (ii) management of GHG emissions, consisting of quantification and monitoring of emissions and implementation of mitigating measures, as mentioned above. For more information about the impacts that climate change has on our activities, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

With regard to the risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to the risks associates with the effects of climate change through initiatives such as the identification of opportunities to increase our effectiveness, resilience and flexibility of our water treatment and supply systems, as well as to increase the capacity of our water reservoirs, the expansion of water conservation practices and alternatives to management demand as the Program for Reduction of Water Loss, the Program for Rational Water Usage, PEA and the expansion of the planned reutilization of effluents for urban and industrial purposes, maintenance of reserves and forest restoration projects, among others.

For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.” And “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.”

Public Bidding Procedures

The relevant rules for public bidding in relation to our activities are provided by Federal Law No. 14,133/2021 (“New Bidding Law”), Federal Law No. 8,987/1995 (“Concession Law”) and Federal Law No. 11,079/2004 (“PPP Law”). Other local laws on public procurement may also be applicable.

Pursuant to the New Bidding Law, the public bid process commences with publication by the granting body, entity or administrative unit through which the government acts (“Public Administration”) in the federal, state or municipal official gazette. The publication announces that the Public Administration will carry out a public bidding contest pursuant to provisions set forth in an edital (invitation to bid). The invitation to bid must specify, among other terms: (i) the purpose, duration and goals of the bid; (ii) the participation of bidders, either individually or forming a consortium; (iii) a description of the qualifications required for adequate performance of the services covered by the bid; (iv) the deadlines for the submission of the bids; (v) the criteria used for the selection of the winning bidder; and (vi) a list of the documents required to establish the bidder’s technical, financial and legal capabilities.

The invitation to bid is binding on the Public Administration. Bidders may submit their proposals either individually or in consortia, as provided for in the invitation to bid. After receiving proposals, the Public Administration will evaluate each proposal according to the following main criteria (among others), which must have been set forth in the invitation to bid:

•	the technical quality of the proposal;

•	lowest cost or lowest public service tariff offered;

•	a combination of the criteria above; or

•	the largest amount offered in consideration for a concession.

Currently, Brazilian government-owned and mixed capital companies such as us must comply with Law No. 13,303/2016 when conducting public bidding procedures and contracting third parties. Law No. 13,303/2016 also established new corporate governance rules to be followed. Our Internal Bidding and Contracting Regulations were published in June 2018, contemplating the new legal guidelines introduced by Law No. 13,303/2016.

The provisions of State Law No. 6,544/1989, as amended (“State Public Bidding Law”), parallel the provisions of the federal rules on public procurement. The federal and state public bidding laws on public procurement will apply to us in the event that we seek to secure new concessions.

Moreover, bidding rules set by Law No. 13,303/2016 currently apply to us with respect to obtaining goods and services from third parties for our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

Additionally, the New Legal Framework for Basic Sanitation, enacted on July 16, 2020 and which amended the Basic Sanitation Law, introduced the need for bidding for the provision of basic sanitation services. This will lead to our increased participation in bidding procedures in order to expand our market share.

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

Among other instruments established by the State Water Policy, Law No. 7,663/1991, the competent public authority grants for the right to use water for the implementation of any enterprise that demands the use of surface or underground water resources (for water collection and release of effluents), as well as for the execution of services that alter the regime or quality of such water resources. In the case of rivers under the federal government’s domain (interstate rivers, crossing more than one state), ANA is the public authority which grants the authorization. With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use. In the State of São Paulo, DAEE is the public authority responsible for granting such authorizations.

State Law No. 12,183/2005 established the basis for charging for the use of the water resources under the domain of the State of São Paulo. State Law No. 12,183/2005 establishes the basis for charging for the use of water resources in the state of São Paulo. The criteria for calculating the amount of the charge are proposed by the river basin committees, and must be submitted for approval to the state water resources council and formalized by a specific decree issued by the Governor of the State of São Paulo.

In accordance with current legislation, the river basin committees prepare and approve rules and criteria for the implementation of the charges, and the National Water Agency, Department of Water and Electric Energy and the Basin Agencies (Agências da Bacia) are authorized to charge users, such as us, for the water collection or discharge of effluents into water bodies.

The state of São Paulo has a total of 21 river basin committees, four of which operate in basins that extend across more than one state, classified as interstate. Charging for the use of water resources has already been implemented by all river basin state committees. Among the interstate river basin committees, charging for the use of water resources has already been established in two of them and one has the implementation of charges scheduled for 2025, while the other does not yet have a clear schedule on when it will start charging for water use.

For the year ended December 31, 2023, we paid approximately R$102.4 million for the collection and discharge into federal and state-controlled rivers.

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

Environmental Regulation

The development, implementation and operation of water and sewage systems are subject to federal, state and municipal laws and regulations on environmental and water-resource protection.

The CONAMA and the Federal Environmental Agency (Instituto Nacional do Meio Ambiente e dos Recursos Naturais Renováveis – “IBAMA”) are the federal agencies responsible for the regulation of potentially polluting activities. In the State of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976, modified by State Law No. 9.477/1996, as amended by State Decree No. 8,468/1976 and its amendments.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments, which regulates environmental pollution control and establishes the standards for discharge of effluents at state level; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; Supplementary Law No. 140/2011, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Law No. 9,509/1997, regulated by State Decree No. 47,400/2002, which outlines the state environmental policy; CONAMA Resolution No. 357/2005, amended by CONAMA Resolution No. 430/2011, which establishes the standards for discharge of effluents; and DAEE (São Paulo State Department of Water and Electricity) Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively; and CONAMA Resolution 302/2002, which establishes the mapping of an Environmental Plan for the Conservation and Use of the Surroundings of Artificial Reservoirs (Plano Ambiental de Conservação e Uso do Entorno de Reservatórios Artificiais – “PACUERA”) for public supply projects focused on environmental licensing as a way of making use and preservation compatible. In addition, the Brazilian Forestry Code (Law No. 12,651/2012) establishes the requirement to maintain permanent preservation areas, in certain cases covered with natural vegetation, surrounding water springs and reservoirs, due to their environmental importance as sources of water security, geologic stability, biodiversity and soil nutrition. Our reservoirs were in operation prior to this legal requirement, and accordingly only new reservoirs are subject to PACUERA.

Environmental Licensing

According to Federal Law No. 6,938/1981, the construction, installation, expansion and operation of enterprises and activities that use natural resources, that are effectively or potentially polluting, or that are capable, in any case, of causing environmental damages, requires prior environmental licensing. In the State of São Paulo, State Law No. 997/1976 sets forth the main principles and obligations regarding environmental licensing in the State level.

Pursuant to Supplementary Law No. 140/2011, IBAMA (as the competent federal environmental agency) is mainly responsible for the environmental licensing of activities and enterprises (i) located or developed jointly in Brazil or neighboring countries or 2 or more States; (ii) located or developed in the territorial sea, continental platform or exclusive economic zoning, indigenous lands or Federal protected areas; and (iii) considered of military interest or that involve nuclear energy. The law also establishes that the municipal environmental authorities are only authorized to oversee the environmental licensing of activities and enterprises with a strictly local environmental impact or that are in protected areas created by the municipality. For any other enterprises or activities, the state environmental agency is responsible of issuing the required environmental licenses (residual competence).

The licensing process usually consists of three stages, including the following licenses which can be renewed:

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

Environmental licenses are valid for a limited period and must be periodically renewed. As a rule, renewal requests for operational license must be filed up to 120 days prior to the expiration date, so that the validity of the environmental license is automatically extended until the environmental authority’s decision and/or issuance of the renewed license. Furthermore, environmental licenses usually stipulate technical conditions, with the purpose of mitigating the environmental impacts associated with the licensed enterprise/activity. Compliance with such technical conditions is a requirement for the validity of the environmental license.

The environmental licensing requires the drafting of specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact. Projects with significant environmental impact are subject to an Environmental Impact Assessment and Environmental Impact Report (Estudo de Impacto Ambiental e Relatório de Impacto Ambiental) and, as per Federal Law No. 9,985/2000, an environmental offset must be paid (with the minimum amount being half a percent of the estimated total implementation costs). These studies are then submitted for analysis and approval by the government authorities.

The development, installation, operation and/or expansion of effectively or potentially polluting activities without a valid environmental license or without compliance to its technical conditions constitute an administrative infraction and an environmental crime, subject to applicable administrative and criminal penalties, in addition to the obligation to repair any environmental damage in the civil sphere. The applicable administrative sanctions include the immediate suspension of works/activities and daily or simple fines ranging from R$500.00 to R$10,000,000.00. The maximum amount has historically only been applied in extreme cases where the lack of the environmental license is associated with major environmental impact and/or risks to human health. If the absence of a valid environmental license is associated with the occurrence of environmental damage, environmental civil liability may also apply, jointly and severally with all those liable and regardless of fault and/or intent.

We have corporate programs in progress to obtain and maintain the environmental licenses and concessions for our water and sewage treatment plants and pumping stations to comply with these regulations. Our Corporate Program for Obtaining and Maintaining Licenses for Water Treatment Plants, Sewage Treatment Plants and Sewage Pumping Stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), assists us to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have a program, approved by CETESB, related to the operational licenses of the Sewage Pumping Stations. For more information, see “Item 4.B. Business Overview—Environmental Matters.”

We also have a Corporate Program for Environmental Recovery Commitment Terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental), which covers forest restoration for environmental compensation, where applicable.

We are also developing a similar program for our water treatment plants and our sewage treatment plants, which started in 2022 and is expected to end in 2027, according to the CETESB Executive Officers’ Resolution 012/2022/C, of January 28, 2022, that approved an Adequacy Program Water Treatment Plants (“ETAs”) and ETEs in the State of São Paulo.

Use of Water Resources

According to Federal Law No. 9,433/1997, any use of water resources that may impact the natural system, quantity or quality of water in water bodies requires prior authorization. Consequently, our use of water resources (such as water supply and/or effluent discharge) requires a water grant and/or formal waiver, provided that all legal requirements are met.

The authority responsible for issuing the water grant depends on the domain of the water body, for example, whether it is under Federal or State domain. If the water body falls under Federal domain, the ANA is responsible, and the legal requirements are outlined in Federal Law No. 9,433/1997 and ANA’s Resolution No. 1,941/2017. For water bodies under the domain of the State of São Paulo, the Department of Water and Electrical Energy (Departamento de Águas e Energia Elétrica) is the responsible authority, and the legal requirements are outlined in DAEE’s Ordinance No. 1,630/2017.

Noncompliance with the applicable law regarding the use of water resources may result in environmental liabilities, such as administrative infraction and environmental crime, without prejudice to the obligation to indemnify eventual damages caused to the environment. At the administrative federal level, sanctions can range from simple warning, the application of fines ranging from R$100.00 to R$50,000,000.00 and the prohibition of the source of use of water resources, which may indirectly impact related developed activities. This amount can be doubled in the event of a repeat offense. In addition, water pollution may subject the offender to fines ranging from R$5,000.00 to R$50,000,000.00.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo. According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system, as is the case for industrial enterprises. It is the responsibility of the polluting source to connect itself to the public sewage system. All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner. Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system. State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pretreatment so that they meet the required mandatory levels before being discharged into the public sewage system. Effluents from our treatment facilities must comply with effluent limitation guidelines and meet the water quality standards of the receiving water bodies established by federal and state legislation. For more information, see “—Sewage Operations—Sewage System.”

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

Especially Protected Areas or Spaces

We use and protect an area of approximately 49 thousand hectares in total within conservation units, as defined in Law No. 9,985/2000. This includes 9 thousand hectares of water bodies and 39 thousand hectares of protected areas surrounding water sources, effectively protecting the main water-producing systems of the São Paulo metropolitan region. For the Cantareira System, the management plan for the Environmental Protection Area (Área de Proteção Ambiental) of the Cantareira System was approved through Decree No. 65,244/2020.

Environmental Liabilities

From the perspective of environmental civil liability, any individual or legal entity that directly or indirectly causes any damage to the environment through action or omission may be held liable to remedying it. Federal Law No. 6,938/1981 sets forth the strict liability standard in the civil sphere, which is applied regardless of the existence of fault or intent. Evidence of any connection between the damage and the enterprise or activity of a particular party is sufficient to trigger its obligation to remedy the environmental damage.

Moreover, environmental civil liability is applied jointly and severally to all parties directly or indirectly involved in the activity that led to environmental damage. Therefore, if multiple parties are responsible for the damage, the party with greater financial resources may be forced to remedy all the damage, but it retains the right to seek recourse against the other responsible parties, either through contractual agreements or by demonstrating before the courts that the environmental damage or loss was attributable to the other party.

It is also possible to pierce the corporate veil whenever it presents an obstacle for the recovery of environmental damages in the civil sphere, with no requirement to prove fraud or improper use of the legal entity. The failure to remediate the environmental damage, for example, is sufficient to allow the piercing of the corporate veil. In such cases, the shareholders can be held personally liable in the civil sphere for environmental damages.

There is no limit to the amount that the courts may award to cover the costs of repairing the damage, or, if the damage is irreparable, to compensate for the environmental damage. Furthermore, a recent precedent set forth by the STF has eliminated statutes of limitation for lawsuits seeking reparation or compensation for environmental damage.

In the administrative sphere, any action or omission that violates legal regulations related to the usage, enjoyment, support, protection, and restoration of the environment constitutes an environmental administrative infraction as per the Federal Decree No. 6,514/2008, regardless of whether an environmental damage has occurred.

The specifics of the penalties vary significantly depending on the administrative infraction, its severity and the economic capacity of the wrongdoer. Apart from single and daily fines, other administrative penalties, such as the following, may apply: (i) warnings; (ii) restriction of rights; (iii) seizures of products/byproducts and closure of facilities; (iv) prohibition to enter into contracts with public entities; (v) suspension of any relevant permits; (vi) suspension of any financial or fiscal benefits; and (vii) full or partial suspension of activities.

According to a significant jurisprudence of the STJ, administrative environmental liability is subjective, holding only those who effectively cause the infraction accountable.

Environmental criminal liability is subjective, personal, and non-transferable. Criminal sanctions applicable to legal entities include (i) fines; (ii) penalties restricting rights, consisting of partial or total suspension of activities, temporary interdiction of establishment, work or activity and prohibition of contracting with the public authorities, as well as obtaining subsidies or donations from public authorities; and, (iii) provision of services to the community, consisting of funding environmental programs and projects, carrying out works to restore degraded areas, maintaining public spaces, and contributions to public environmental or cultural entities.

The criminal liability of legal entities does not exclude that of natural persons who are authors, co-authors or participants in the same act. Directors, administrators, members of the board of directors and technical body, auditors, managers, representatives and agents of a legal entity can also be held responsible, facing imprisonment of 1 to 6 months, or fines, or both penalties cumulatively.

Lending Limits of Brazilian Financial Institutions

CMN Resolution No. 4,995/22 dated as of March 24, 2022, which replaced CMN Resolution No. 4,589/17 dated as of June 29, 2017, as amended, limits the amount that Brazilian financial institutions may lend to public sector companies such as us. Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

Scope of Business

State Law No. 12,292/2006, as amended by State Law No. 119/1973, which created us, authorizes us to provide water and sewage services outside the State of São Paulo (in other states of Brazil and other countries). This law also authorizes us to own interests in other public or private-public companies and Brazilian or international consortia. In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

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

D.	Property, Plant, Equipment, Intangible Assets and Contract Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation. The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets). As of December 31, 2023, we operated through 93,163 kilometers of water pipes and water transmission lines and 63,635 kilometers of sewer lines. As of the same date, we operated 235 water treatment facilities and 596 sewage treatment facilities, including eight ocean outfalls, as well as 16 water quality control laboratories.

As of December 31, 2023, the total net book value of our property, plant and equipment, intangible assets and contract assets (including concession assets) was R$51,880.6 million.

All of our material properties are located in the State of São Paulo.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report. The Consolidated Financial Statements included elsewhere in this annual report have been prepared in accordance with IFRS as issued by the IASB. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3.D. Risk Factors.”

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

All financial information for the year ended December 31, 2023 was prepared on a consolidated basis, while all financial information for the years ended December 31, 2022 and 2021 was prepared on an individual basis because we had no subsidiaries to consolidate in those years.

A.        Operating and Financial Review and Prospects Overview

As of December 31, 2023, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 376 municipalities, or 58% of all municipalities in the state. We also provided water services and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Since December 11, 2023, we started providing water and sewage services in Olimpia, through our wholly-owned subsidiary Sabesp Olimpia S.A. As a result, we started to present our financial information on a consolidated basis starting with our 2023 Consolidated Financial Statements. Prior to that date, we did not have any subsidiaries whose results we consolidated on a line by line basis.

Factors Affecting Our Results of Operations

Business Drivers and Measures

General Factors Affecting our Business

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, climate conditions, impacts of regulation for sanitation services, global and local catastrophes and health epidemics and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in the previous 80 years. Heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. This change in consumption practice as a result of the 2014-2015 water crisis has had a continued negative effect on our results of operations since the 2014-2015 crisis.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, as we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. Accordingly, a devaluation of the real may adversely affect us and the market price of our common shares or ADSs. In December 2023, our Board of Directors approved our Hedging Policy, which is available on our website but is not incorporated herein, and in April 2024, we entered into derivative instruments (plain vanilla swaps), effective from April 2024 until December 2024, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen. For more information with respect to our foreign currency risk, see Note 5.1(a) to our 2023 Consolidated Financial Statements.

In the second quarter of 2020 and partially in 2021, the State of São Paulo government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. As a result, we experienced a change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher tariffs, leading to a reduction in the total average tariff. These changes in consumption patterns impacted the total volume of water billed and the average tariff, which had a negative impact on our revenues and results of operations in 2021.

Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories in 2022 which would have been higher had it not been for the partial remote working policies adopted by these companies. However, for the year ended December 31, 2023, the consumption mix largely returned to pre-COVID-19 levels, thus no longer impacting our revenues. In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts increased by 21.5% for the year ended December 31, 2022, compared to the same period in 2021. However, we did not experience the same effects in the year ended December 31, 2023 as our allowance for doubtful accounts decreased by 16.5% compared to the same period in 2022. See Notes 10 (Trade receivables) and 29 (Operating costs and expenses) to our 2023 Consolidated Financial Statements included in this annual report.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent on tariff increases for our water and sewage services. Since the enactment of the Basic Sanitation Law in 2007, regulatory agencies are severally responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors:

•	political considerations arising from our status as a state-controlled company;
•	anti-inflation measures enacted by the federal government from time to time;
•	impacts of the New Tariff Structure, which was postponed and will be resumed after the public consultation scheduled for the first half of 2024;
•	impacts of health epidemics such as COVID-19; and
•	when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

 Readjustment of our tariffs continues to be set annually and depends on the parameters established by the Basic Sanitation Law and ARSESP. The guidelines also establish procedural steps and the terms for annual adjustments. The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. For more information, see “4.B. Business Overview—Tariffs.”

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

Year ended December 31,
	2023	2022	2021
Increase in average tariff(1)	9.56%	12.80%	7.00%
Inflation – IPC – FIPE	3.15%	7.32%	9.73%
Inflation – IPCA	4.62%	5.79%	10.06%
Inflation – IGP-M	(3.18)%	5.45%	17.78%

(1)	See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources:	Central Bank, Fundação Getulio Vargas (“FGV”), IBGE, and Fundação Instituto de Pesquisas Econômicas.

On April 6, 2023, ARSESP published Resolution No. 1,394/2023 related to the Extraordinary Tariff Review and Resolution No. 1,395/2023, which presented the new tariffs and authorized us to apply a total tariff readjustment of 9.5609% to our current tariffs. This tariff adjustment became effective on May 10, 2023. On April 8, 2024, ARSESP published Resolution No. 1,514, which authorized a total tariff readjustment of 6.4469% to our current tariffs, starting on May 10, 2024.

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

General Economic Conditions

In 2021, Brazilian GDP increased 5.0% in comparison with 2020. Brazil’s trade surplus in 2021 was US$61.2 billion and at year-end the country had US$362.2 billion in currency reserves. The average unemployment rate in Brazil in 2021 was 14.0%.

In 2022, Brazilian GDP increased 2.9% in comparison with 2021. Brazil’s trade surplus in 2022 was US$61.8 billion and at year-end the country had US$324.7 billion in currency reserves. The average unemployment rate in Brazil in 2022 was 9.6%.

For the year ended December 31, 2023, Brazilian GDP increased 2.9% in comparison with 2022. Brazil’s trade surplus for the year ended December 31, 2023 was US$98.8 billion and at year-end the country had US$355.0 billion in currency reserves. The average unemployment rate in Brazil for the year ended December 31, 2023 was 7.8%.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency. The SELIC rate has historically been high. However, a series of rate reductions in 2018, brought the SELIC rate down to 6.50% as of December 31, 2018. In 2019 the SELIC rate decreased to 4.50% and in 2020, in response to the COVID-19 outbreak, COPOM further reduced the SELIC target rate to 2.00%. Subsequently, it gradually increased, reaching 13.75% in the first half of 2023. Since then, the SELIC rate has gradually decreased, reaching 10.75%, where it remains as of the date of this annual report.

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

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis. Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us. See Notes 3.21, 5.1 and 30 of our 2023 Consolidated Financial Statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$2,745.9 million as of December 31, 2023, of which R$249.8 million relates to the current portion of our long-term foreign currency-denominated obligations. In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. In 2021, the 7.4% depreciation of the real against the dollar and the 3.9% appreciation of the real against the Yen led to a foreign exchange gain of R$48.5 million. In 2022, the 6.5% appreciation of the real against the dollar and the 18.4% appreciation of the real against the Yen led to a foreign exchange gain of R$492.3 million. For the year ended December 31, 2023, the 7.2% depreciation of the real against the dollar and the 13.5% appreciation of the real against the Yen led to a foreign exchange gain of R$310.7 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations.

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2023	2022	2021
(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	(7.21)%	(6.50)%	7.39%
Period-end exchange rate – US$1.00	4.8413	5.2177	5.5805
Average exchange rate – US$1.00(2)	4.9953	5.1653	5.3956

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2023	2022	2021
(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen(1)	(13.52)%	(18.36)%	(3.89)%
Period-end exchange rate – ¥1.00	0.0342	0.0396	0.0485
Average exchange rate – ¥1.0(2)	0.0356	0.0395	0.0491

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

In the years ended December 31, 2023, 2022 and 2021, we did not enter into any forward exchange transactions.

In April 2024, we entered into derivative instruments (plain vanilla swaps), effective from April 2024 until December 2024, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen.

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

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the municipality of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in the municipality of São Sebastião. It was the highest volume of rainfall recorded in Brazil within such a short period of time since records began. As a result, our water treatment plants in the region were damaged, and the water supply was interrupted for a number of days, the inability to store water, and lack of electricity. If similar incidents occur in the future or become more frequent, these events may have a material adverse effect on our results of operations and financial condition.

According to the National Meteorological Institute (Inmet), Brazil experienced nine heatwaves in 2023, as a result of the impacts of the El Niño phenomenon (above-average warming of the waters of the Equatorial Pacific Ocean), which tends to increase temperatures in various regions of the planet, as well as increase the global temperature of the earth's and ocean’s surface.

Extreme events such as heat waves, usually followed by torrential storms, can interrupt the electricity supply at our water pumping and treatment plants, due to trees falling on the electricity distribution networks, preventing the full production of water for supply to our consumers. In addition, torrential rain destabilizes the soil and can damage our water distribution networks.

Considering the existing structure, which enables the transfer of treated water between the producing systems of the Integrated Water Supply System of the Metropolitan Region of São Paulo, we are able to implement measures to re-establish and maintain regularity in the distribution of water to serve our consumers. However, if similar incidents occur in the future or become more frequent, these events could have an adverse effect on our operating results and financial situation.

For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations” and “Item 4.B. Business Overview—The 2014-2015 Water Crisis.”

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.5 to our 2023 Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. Bad debt expense, net of recoveries, is included in selling expenses, and was R$652.9 million, R$782.1 million and R$643.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2023, we had intangible assets of R$44,012.9 million and contract assets of R$7,393.1 million.

We recognize intangible assets arising from concession agreements under IFRIC 12. We estimate the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of our contracts for service concession arrangements entered into with each grantor is under service concession agreements in which we have the right to receive, at the end of the contract, a payment equivalent to the asset balance of the concession intangible asset, which, in this case, is amortized over the useful life of the underlying physical assets; thus, at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy for the recognition of construction revenue is described in Note 3.4 (Operating Revenue) to our 2023 Consolidated Financial Statements.

Intangible assets related to concession agreements and program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract or the useful life of the underlying asset, whichever is shorter.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the carrying amounts of these assets. The amortization of intangible assets and estimated useful lives of the underlying assets also requires significant assumptions and estimates could affect amortization of intangible assets and remaining useful lives of the underlying assets and can have a significant impact on the results of operations.

Provisions and Contingent Liabilities

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings. For a more detailed discussion of these legal proceedings, see Note 20 to our 2023 Consolidated Financial Statements included in this annual report. We recognize provisions for legal proceedings in which our company has a present obligation as a result of past events (either due to an explicit agreement or duty, known as a legal obligation; or due to our past actions, known as a constructive obligation), it is probable that an outflow of resources embodying economic benefits will be necessary to settle the obligation and the amount of obligation can be estimated reliably. Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel. As a result of the significant judgment required in assessing and estimating these provisions, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

As of December 31, 2023, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1.8 billion (after deducting court escrow deposits in the amount of R$132.8 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.16 to our 2023 Consolidated Financial Statements included in this annual report. As of December 31, 2023, claims classified as contingent liabilities amounted to R$55.2 billion, of which R$10.1 billion relate to claims where we classified the risk of loss as possible and R$45.1 billion relate to claims where we classified the risk of loss as remote. In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business—Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.”

Pension Benefits

The present value of the pension obligations depends on several factors that are determined on an actuarial basis using a few assumptions. Besides the number of employees, the assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table. Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate decreased from 6.15% for the year ended December 31, 2022 to 5.37% for the year ended December 31, 2023 under Plan G0 and was decreased from 6.19% for the year ended December 31, 2022 to 5.47% for the year ended December 31, 2023 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.20(a) and 22 to our 2023 Consolidated Financial Statements included in this annual report. The discount rate was increased from 5.26% in 2021 to 6.15% in 2022 under Plan G0 and was increased from 5.53% in 2021 to 6.19% in 2022 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19(a) and 22 to our 2022 Consolidated Financial Statements.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 22 to our 2023 Consolidated Financial Statements included in this annual report.

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

As of December 31, 2023, we recognized R$98.1 million as deferred income tax assets, and as of December 31, 2022, we recognized R$189.3 million as deferred income tax liabilities, net of the deferred tax assets and liabilities, as disclosed in Note 19 to our 2023 Consolidated Financial Statements included in this annual report.

Unbilled revenue

We recognize unbilled revenue which corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billings. Additional information on revenue and accounts receivable are described in Notes 3.4, 3.5 and 10 to our 2023 Consolidated Financial Statements included in this annual report.

Certain Transactions with our Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State of São Paulo for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State of São Paulo, to former employees of state-owned companies which merged to form our company. These amounts must be reimbursed to us by the State of São Paulo, as the primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State of São Paulo relating to payments of pension benefits made by us on its behalf. The State of São Paulo acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf. We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê production system as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us. See Note 11 to our 2023 Consolidated Financial Statements included in this annual report and “Item 7. Major Shareholders and Related Party Transactions.”

On March 18, 2015, we, the State of São Paulo and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement for R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015. For details about this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 11(a)(vi) to our 2023 Consolidated Financial Statements included in this annual report.

As of December 31, 2023 and 2022, the amounts not recognized related to pension benefits paid by us on behalf of the State of São Paulo totaled R$1,583.4 million and R$1,482.1 million, respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2023 and 2022, the pension benefit obligations of Plan G0 totaled R$2,098.6 million and R$2,002.1 million, respectively. For detailed information on the pension benefit obligations refer to Note 22 to our 2023 Consolidated Financial Statements included in this annual report.

Accounts Receivable from the State of São Paulo for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period. We have entered into agreements with the State of São Paulo with respect to these accounts receivable. For more information on these agreements, see Note 10 to our 2023 Consolidated Financial Statements included in this annual report and “Item 7. Major Shareholders and Related Party Transactions.”

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

The settlement agreement requires us to make certain installment payments to EMAE in settlement of the claim for compensation for our capture and use of the water, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and See Note 11(b) to our 2023 Consolidated Financial Statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

Year ended December 31,
		2023		2022		2021
Net operating revenue	25,572.1	100.0%	22,055.7	100.0%	19,491.1	100.0%
Operating costs	(16,051.9)	(62.8)%	(14,350.9)	(65.1)%	(12,800.1)	(65.7)%
Gross profit	9,520.2	37.2%	7,704.8	34.9%	6,691.0	34.3%
Selling expenses	(984.1)	(3.8) %	(912.0)	(4.1)%	(825.8)	(4.2)%
Allowance for doubtful accounts	(652.9)	(2.6)%	(782.1)	(3.5)%	(643.7)	(3.3)%
Administrative expenses	(1,597.5)	(6.2)%	(1,398.5)	(6.3)%	(1,124.1)	(5.8)%
Other operating income (expenses), net and equity results of investments in affiliates	60.3	0.2%	33.0	0.1%	0.2	0.0%
Profit from operations before finance income (expenses) and income tax and social contribution	6,346.0	24.8%	4,645.2	21.1%	4,097.6	21.0%
Financial result, net	(1,592.0)	(6.2)%	(372.4)	(1.7)%	(927.4)	(4.8)%
Profit before income tax and social contribution	4,754.0	18.6%	4,272.8	19.4%	3,170.2	16.3%
Income tax and social contribution	(1,230.5)	(4.8)%	(1,151.5)	(5.2)%	(864.3)	(4.4)%
Profit for the year	3,523.5	13.8%	3,121.3	14.2%	2,305.9	11.8%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net operating revenue

Net operating revenue for the year ended December 31, 2023 increased by R$3,516.4 million, or 15.9%, to R$25,572.1 million from R$22,055.7 million in the year ended December 31, 2022.

Net operating revenue, excluding construction revenue, for the year ended December 31, 2023 increased by R$2,779.9 million, or 16.2%, to R$19,971.8 million from R$17,191.9 million in the year ended December 31, 2022. Construction revenue was R$5,600.3 million for the year ended December 31, 2023 compared to R$4,863.8 million in the year ended December 31, 2022. The main factors that led to the increase were:

•	an average tariff adjustment of 12.8% since May 2022;
•	an average tariff adjustment of 9.6% since May 2023;
•	an increase of 3.0% in the total billed volume; and
•	an increase in the average tariff due to the increase in the billed volume in the non-residential categories.

 Operating costs

Our operating costs for the year ended December 31, 2023 increased by R$1,701.0 million, or 11.9%, to R$16,051.9 million from R$14,350.9 million in the year ended December 31, 2022. As a percentage of net operating revenue, cost of services decreased to 62.8% for the year ended December 31, 2023 from 65.1% in the year ended December 31, 2022.

The increase in operating cost was mainly due to:

•	an increase of R$720.3 million in construction costs, associated with increased investments;
•	an increase of R$438.4 million in costs with salaries, payroll charges and benefits and pension plan obligations, due to the provision recorded for employees who joined the Incentivized Dismissal Program (“IDP”) in 2023, in the amount of R$407.1 million, partially offset by the 5.4% decrease in the average number of employees, mainly due to adherence to the IDP. For more information, see “Item 6.D. Directors, Senior Management and Employees —Employees;” and
•	an increase of R$324.1 million in depreciation and amortization expenses, due to the entry into operation of certain intangible assets.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2023 increased by R$1,815.4 million, or 23.6%, to R$9,520.2 million from R$7,704.8 million in the year ended December 31, 2022.  As a percentage of net operating revenue, our gross profit margin increased to 37.2% for the year ended December 31, 2023 from 34.9% in the year ended December 31, 2022.

Selling Expenses

Selling expenses for the year ended December 31, 2023 increased by R$72.1 million, or 7.9%, to R$984.1 million from R$912.0 million in the year ended December 31, 2022. As a percentage of net operating revenue, selling expenses were 3.8% for the year ended December 31, 2023 compared to 4.1% for the year ended December 31, 2022. The main reasons for the increase in selling expenses were:

•	an increase of R$40.0 million in costs with salaries, payroll charges and benefits and pension plan obligations, mainly due to the provision recorded for employees who joined the IDP in 2023; and
•	an increase of R$21.4 million in service expenses, mainly due to: (i) an increase of R$11.2 million in expenses for technical services to reduce water losses; and (ii) an increase of R$10.2 million in expenses related to credit recovery.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts for the year ended December 31, 2023 decreased by R$129.2 million, or 16.5%, to R$652.9 million from R$782.1 million in the year ended December 31, 2022, as we (i) initiated more payment collections proceedings for customers with bad credits reports, (ii) entered into a greater number of credit recovery contracts, and (iii) held more Large credit campaigns (in August, September and December of 2023).

Administrative Expenses

Administrative expenses for the year ended December 31, 2023 increased by R$199.0 million, or 14.2%, to R$1,597.5 million from R$1,398.5 million in the year ended December 31, 2022, mostly as a result of the R$177.0 million increase in expenses with salaries, payroll charges and benefits and pension plan obligations, due to the following factors:

•	an increase of R$59.6 million in provisions for employees who joined the IDP in 2023; and
•	an in expenses related to salaries, payroll charges and benefits and pension plan obligations, of R$47.2 million, mainly due to the salary adjustment of 4.9% in May 2023 and the additional 1% salary increase related to the Career and Salary Plan of February 2023.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income and expenses, net, was R$60.3 million for the year ended December 31, 2023 compared to R$33.0 million in the year ended December 31, 2022, an increase of R$27.3 million. Other operating income consists of gains and losses from sales of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services, net of COFINS and PASEP.

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

The financial result, net, for the year ended December, 31 2023 increased by R$1,219.6 million to an expense of R$1,592.0 million from an expense of R$372.4 million in the year ended December 31, 2022. As a percentage of net operating revenues, the financial result amounted to 6.2% for the year ended December, 31 2023 compared to 1.7% in the year ended December 31, 2022. This variation was due to:

•	an increase of R$522.3 million in other financial expenses, due to (i) the R$387.1 million increase in interest on PPPs; (ii) the R$49.7 million increase in interest charged on performance agreements, as a result of the higher number of construction works being undertaken; and (iii) increased provisioning for interest charged on lawsuits, of R$37.0 million;
•	an impact of R$321.5 million in monetary and exchange variations on assets, due to the recognition of R$325.6 million relating to the non-recurring monetary adjustment on the GESP 2015 agreement in 2022, resulting from the judicial order prohibiting the transfer of the reservoirs of the Alto Tietê production system. For further information about the transfer of the reservoirs of the Alto Tietê production system, see “Item 5. Operating and Financial Review Prospects—A. Operating and Financial Review and Prospects Overview—Certain Transactions with our Controlling Shareholder—Reimbursement Due from the State;”

•	a decrease of R$182.1 million in exchange variations on borrowings and financing, due to a lower depreciation of the Yen against the real in 2023 (-13.5%), when compared to the depreciation recorded in 2022 (-18.4%); and
•	an increase of R$155.4 million in interest and charges on domestic borrowings and financing, mainly due to an increase in our borrowings as a result of further loans from the IFC in 2022, IDB Invest in July 2022, and IDB Invest in May 2023, which increased our interest charges by R$90.0 million. The average annual CDI rate also increased from 12.45% for the year ended December 31, 2022 to 13.21% for the year ended December 31, 2023.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution for the year ended December 31, 2023 increased by R$481.2 million, to R$4,754.0 million from R$4,272.8 million in 2022. As a percentage of net operating revenue, our profit before income tax and social contribution decreased to 18.6% for the year ended December 31, 2023 compared to 19.4% in the year ended December 31, 2022.

Income Tax and Social Contribution

Income tax and social contribution expense for the year ended December 31, 2023 increased by R$79.0 million, or 6.9% to R$1,230.5 million from R$1,151.5 million in the year ended December 31, 2022, mainly due to the R$3,516.4 million increase in net operating revenue. This increase was mainly offset by:

•	an increase of R$1,972.1 million in costs and expenses; and
•	a negative variation of R$1,219.6 million in our financial results.

Profit for the year

As a result of the factors discussed above, our profit for the year ended December 31, 2023 increased by R$402.2 million, to R$3,523.5 million from R$3,121.3 million in the year ended December 31, 2022. As a percentage of net operating revenue, our profit for the year ended December 31, 2023 decreased to 13.8%, from 14.2% in the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

B.        Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from the capital markets. As of December 31, 2023, we had R$838.5 million in cash and cash equivalents. The outstanding current indebtedness was R$2,616.5 million as of December 31, 2023, of which R$249.8 million was denominated in foreign currency. Long-term indebtedness was R$16,919.9 million as of December 31, 2023, of which R$2,496.1 million consisted of foreign currency-denominated obligations.

Management expects that we will have sufficient funds to meet our commitments and not compromise our planned investments, given the works we carried out to improve our water security and to reduce defaults, as well as the cash we generated from operations and the availability of credit lines for investments.

In the second quarter of 2020 and partially in 2021, the State of São Paulo government decreed a quarantine throughout the State, restricting business activities in order to avoid the accelerated spread of COVID-19. We experienced a direct impact on revenues as a consequence of the change in the consumption mix, due to the increase in volumes in the residential category and a reduction in the public, commercial and industrial categories which have higher tariffs, leading to a reduction in the total average tariff, in addition to increases in delinquencies, which continued through 2021. Accordingly, these changes in consumption patterns impacted the total volume of water billed and the average tariff, which had an impact on our revenues and results of operations.

Although restrictions imposed to contain the spread of COVID-19 were lifted in 2022, various companies continue to adopt partial remote working regimes. This affected the volume of sales in the commercial, industrial and public categories which would have been higher had it not been for the partial remote working policies adopted by these companies. In addition, the adverse macroeconomic impact of the COVID-19 pandemic in Brazil had a detrimental impact on many parts of Brazilian society and led to increased delinquencies which negatively impacted our results of operations. Our allowance for doubtful accounts increased by 16.5% for the year ended December 31, 2023 compared to the same period in the year ended December 31, 2022, and increased by 21.5% for the year ended December 31, 2022, compared to the same period in the year ended December 31, 2021.

In order to finance the constant investment needs in our infrastructure, we use third party funds to complement our own resources. We believe that we currently have sufficient sources of funds to implement our short- and medium-term strategy.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$4,854.4 million, R$3,967.6 million and R$3,913.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. There was an increase in net cash generated from operating activities in the year ended December 31, 2023 of 22.4%.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$4,905.5 million, R$2,878.3 million and R$2,663.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. There was an increase in net cash used in investing activities for the year ended December 31, 2023 of 70.4%.

Net Cash Generated by (Used in) Financing Activities

Our net cash used by financing activities was R$977.8 million for the year ended December 31, 2023, compared to (i) R$60.3 million in net cash generated for the year ended December 31, 2022 and (ii) R$929.0 million in net cash used for the year ended December 31, 2021. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on capital. For the year ended December 31, 2023, (i) our financings decreased by R$435.9 million compared to 2022 and (ii) our amortizations increased by R$234.4 million compared to 2022. In addition, payments of interest on capital increased by R$220.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Indebtedness Financing

Transition from LIBOR to SOFR

The London Interbank Offered Rate (“LIBOR”), the financial reference rate for loan agreements with multilateral development banks (such as IDB Invest and IBRD), ceased to exist as of December 2021 and was replaced by Secured Overnight Finance Rate (“SOFR”). According to the development banks, the changes allow the risk of inconsistencies in financings to be minimized. As a result of this change, in 2021, we amended our loan agreements with IDB Invest and IBRD, which now use SOFR as the reference rate.

Indebtedness financing

Our total financial indebtedness increased by 3.0%, from R$18,958.7 million as of December 31, 2022 to R$19,536.4 million as of December 31, 2023. In addition, during the same period, our total indebtedness denominated in foreign currency decreased by 1.1%, from R$2,775.8 million as of December 31, 2022 to R$2,745.9 million as of December 31, 2023.

As of December 31, 2023, we had R$16,919.9 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$2,496.1 million consisted of foreign currency-denominated, long-term debt. We had outstanding current indebtedness of R$2,616.5 million as of December 31, 2023. As of December 31, 2023, R$249.8 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2023, our S&P domestic rating was “brAAA” and our S&P global rating was “BB-”. Our Moody’s national rating was “AAA.br” as of December 31, 2023, while our Fitch national rating was “AAA(bra)” and our Fitch global ratings were “BB” (foreign currency) and “BB+” (local currency), as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with CEF and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs. In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor. As of December 31, 2023, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$4,998.7 million (R$4,887.2 million of principal and R$111.5 million related to interest and charges). For more information, see “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 17 to our 2023 Consolidated Financial Statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2023:

					December 31, 2023
	Current	Noncurrent	Total	Final Maturity	Interest Rates(1)
	(R$ in thousands)
Denominated in local currency:

12th issue of debentures	45,450	22,385	67,835	2025	TR + 9.5%
18th issue of debentures	46,692	-	46,692	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series
22nd issue of debentures	170,957	170,616	341,573	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & PCA + 6.00% (3rd series)
23rd issue of debentures	490,810	374,279	865,089	2027	CDI + 0.49% (1st series) & CDI + 0.63% (2nd series)
24th issue of debentures	-	512,122	512,122	2029	IPCA + 3.20% (1st series) & IPCA + 3.37% (2nd series)
26th issue of debentures	-	1,302,042	1,302,042	2030	IPCA + 4.65% (1st series) & IPCA + 4.95% (2nd series)
27th issue of debentures	200,000	498,634	698,634	2027	CDI + 1.60% (1st series) & CDI + 1.80% (2nd series) & CDI + 2.25% (3rd series)
28th issue of debentures	127,715	1,070,457	1,198,172	2028	CDI + 1.20% (1st series) & CDI + 1.44% (2nd series) & CDI + 1.60% (3rd series)
29th issue of debentures	-	1,314,136	1,314,136	2036	CDI + 1.29% (1st series) & IPCA + 5.3058% (2nd series) & IPCA + 5.4478% (3rd series)
30th issue of debentures	125,000	873,231	998,231	2029	CDI + 1.30% (1st series) & CDI + 1.58% (2nd series)
Brazilian Federal Savings Bank (CEF)	108,210	1,508,275	1,616,485	2023/2042	TR + 5% to 9.5%

Brazilian National Bank for Economic and Social Development (BNDES) PAC II 9751	7,286	16,316	23,602	2027	1.72% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) PAC II 9752	4,936	11,107	16,043	2027	1.72% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) Onda Limpa	27,219	6,766	33,985	2025	1.92% + TJLP

Brazilian National Bank for Economic and Social Development (BNDES) Tietê III	200,693	652,175	852,868	2028	1.66% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) 2015	34,146	360,021	394,167	2035	2.18% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) 2014	6,638	10,107	16,745	2026	1.76% + TJLP
Inter-American Development Bank (IDB) 2022	181,349	1,983,615	2,164,964	2035	CDI + 0.86%
Inter-American Investment Corporation (IDB Invest)	39,550	814,840	854,390	2034	CDI + 1.90% & CDI + 2,70%
Inter-American Investment Corporation (IDB Invest) 2022	14,100	438,241	452,341	2036	CDI + 2.50%
Inter-American Investment Corporation (IDB Invest) 2023	14,100	447,791	461,891	2036	CDI + 0.50%
International Finance Corporation (IFC) 2022	22,800	713,910	736,710	2032	CDI + 2.00%
International Finance Corporation (IFC) 2023	-	986,651	986,651	2033	CDI + 1.70%
Leases (Concession Agreements, Program Contracts and Contract Assets)	49,884	259,326	309,210	2035	7.73% to 10.12% + IPC
Leases (Others)	68,499	73,801	142,300	2027	9.32% to 15.24%
Other	3,003	2,910	5,913	2025	TJLP + 1.5% (FINEP) & 3.0% (FEHIDRO)
Interest and others charges	377,398	-	377,398

Total denominated in local currency	2,366,705	14,423,754	16,790,459

Denominated in foreign currency:

Inter-American Development Bank (IDB) US$172,743,000 (2022 – US$105,133,000)	49,759	762,208	811,967	2025 to 2044	SOFR + 4.72% to 6.60531%
International Bank for Reconstruction and Development (IBRD) US$107,445,000 (2022 – US$78,197,000)	29,433	477,554	506,987	2034	SOFR + 6.00% to 7.1%
JICA 15 – ¥ 6,914,580,000 (2022 – ¥ 8,067,010,000)	39,437	197,180	236,617	2029	1.8% & 2.5%
JICA 18 - ¥ 6,216,960,000 (2022 – ¥ 7,253,120,000)	35,457	177,168	212,625	2029	1.8% & 2.5%
JICA 17 - ¥ 3,464,352,000 (2022 – ¥ 3,753,048,000)	9,879	108,880	117,759	2035	1.2% & 0.01%
JICA 19 - ¥ 24,482,493,000 (2022 – ¥ 26,296,011,000)	62,059	774,200	836,259	2037	1.7% & 0.01%

Interest and other charges	23,677	-	23,677

Total denominated in foreign currency	249,701	2,496,190	2,745,891
Total loans and financing	2,616,406	16,919,944	19,536,350

(1)	TR was 0.0690% per month as of December 31, 2023; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários – “CDI”), which was 11.65% per annum as of December 31, 2023; IGP-M was 3.18% per annum as of December 31, 2023; “TJLP” stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 6.55% per annum as of December 31, 2023; and USD LIBOR was 5.46959% medium rate of 12 months for the year ended December 31, 2023.

The following table shows the maturity profile of our debt, as of December 31, 2023, for the period indicated:

	2024	2025	2026	2027	2028	After 2029	Total
							(in millions of reais)
Loans and financing	2,614.4	2,362.2	2,248.2	2,382.7	1,679.3	8,247.6	19,536.4

As of December 31, 2023, R$1,318.9 million of our foreign currency denominated indebtedness, net of transaction costs, was denominated in U.S. dollars and R$1,403.3 million was denominated in Japanese Yen. As of December 31, 2023, our outstanding indebtedness principally consisted of:

•	R$811.9 million (US$172.7 million) in U.S. dollar-denominated loans contracted with the IDB, which were entered into in 2000, amounting to US$200.0 million.
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
•	R$507.0 million (US$107.4 million) in a U.S. dollar-denominated loan contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais). The program, which consisted of various projects that focused on the preservation and improvement of water sources in the São Paulo metropolitan region, ended in 2017. The loan matures in March 2034. Repayments of principal will be made in semi-annual installments starting in September 2019 after a grace period of ten years. The principal amount accrues interest at USD LIBOR plus a variable spread, paid semi-annually. This contract allows for the replacement of the currency, index and interests;
•	US$250.0 million in a U.S. dollar-denominated loan contracted with the IBRD which was entered into on November 2019 for the implementation of the Program for Sustainability and Inclusion of Sanitation Services and Preservation of Water for Public Supply in the São Paulo metropolitan region. The total term of the financing is 29 years and 6 months, with a 10-year grace period and 19 years and 6 months of amortization. The loan will be amortized in six-monthly installments, starting in March 2029 and ending in March 2048. Interest is paid every six months at a rate equal to LIBOR for the loan currency plus a variable spread. The loan is guaranteed by the Brazilian Government and counter-guaranteed by the State of São Paulo. As of the date of this annual report, there has not been a disbursement under this loan;
•	R$1,403.3 million (¥80,281.0 million) in Japanese Yen-denominated loans contracted with the JICA, consisting of the following: (i) ¥11,524.3 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa). Under these loans, the payments of principal are made in semi-annual installments with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; (ii) ¥46,208.0 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam. The loan matures in October 2035, with repayments of principal made in semi-annual installments. The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semi-annually; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004. These funds were used for the provision of works and services in the Baixada Santista metropolitan region. The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semi-annually; and (iv) ¥33,584.0 million denominated loan in February 2012 for the financing of the Program for Water Loss Reduction. The loan matures in February 2037. Repayments of principal will be made in semi-annual installments starting in February 2019 after a grace period of seven years. The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semi-annually.

Our borrowings from multilateral institutions and with government agencies, such as the IDB Invest, IBRD and JICA, are guaranteed by the federal government, and have a counter-guarantee from the State of São Paulo. For more information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

Our outstanding domestic debt was R$16,790.5 million as of December 31, 2023 and consisted primarily of real-denominated loans from federal and state-owned banks, in particular, CEF and BNDES, as well as debentures issued in June 2010, October 2013, February 2018, May 2019, July 2019, July 2020, December 2020, July 2021, December 2021, March 2022 and March 2024 and financial leasing.

The following summarizes our principal real-denominated borrowings:

•	from 2003 to 2019, we entered into several financing agreements with CEF, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement. The final maturity is 2042. The principal amount accrues interest from 5.0% to 8.0%. The financing agreements are collateralized (i) by the pledge of collections of monthly billings of water supply and sewage services up to three monthly installments until reaching the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2023, the outstanding debt was R$1,616.5 million;
•	in May 2008, we entered into a R$174.5 million financing agreement with BNDES, which was fully repaid in the second half of 2023;
•	in March 2010, we entered into a R$294.3 million financing agreement with BNDES. Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025. The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2023, the outstanding debt was R$34.0 million;
•	in September 2010, we entered into a US$600 million financing agreement with IDB to finance the third phase of the Tietê Project. In May 2020, the balance of this loan was converted into reais, with semi-annual payments and maturity in September 2035. The main amount accrues interest using the real CDI plus a fixed rate of 0.06% and a variable margin in effect for loans from the bank’s ordinary capital, paid semi-annually. As of December 31, 2023, the outstanding debt was R$2,165.0 million.
•	in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own. During the construction phase, we recognized a contract asset (as of December 31, 2018, with the adoption of IFRS 15 – Revenue from contract with customer, since 1 January 2018, assets related to concessions under construction, registered under the scope of IFRIC 12 – Concession Agreements, are classified as Contract Assets during the construction period and are transferred to Intangible Assets only after completion of the works. For more information, see Notes 3.4(b) and 14 to our 2023 Consolidated Financial Statements included in this annual report) and the related liability of the lease at fair value. Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract. On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations. As of December 31, 2023, the outstanding debt was R$309.2 million;
•	in March 2012, we entered into a R$180.8 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027. The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2023, the outstanding debt was R$39.6 million;
•	in February 2013, we entered into a R$1.4 billion financing agreement with BNDES. Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2023, the outstanding debt was R$852.9 million;
•	in June 2014, we entered into a R$61.1 million financing agreement with BNDES. In September 2021, the contract was amended and its value changed to R$38.6 million. Amortization of the principal amount is being made in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2023, the outstanding debt was R$16.7 million;
•	in June 2015, we entered into a R$747.4 million financing agreement with BNDES. Amortization of the principal amount is being made in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2023, the outstanding debt was R$394.2 million;

•	in October 2015, we entered into a R$48.3 million financing agreement with FINEP. Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP, but it limited to 6.0% per year plus a yearly 1.5%. If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2023, the outstanding debt was R$5.9 million;
•	in November 2020, we entered into a loan with IDB Invest, an agent of the IDB, as creditor, the principal amount of which is R$950.0 million, divided into two tranches which will expire in August 2034 and 2029, respectively. The first tranche named “Long Term” (in the total principal amount R$508.0 million) bears interest at the CDI rate plus 2.70% per year, with principal payments and semi-annual interest payments. The second tranche named “Medium Term” (in the total principal amount of R$442.0 million) bears interest at CDI plus 1.90% per year, with principal and semi-annual interest payments. The resources of the Long Term tranche are used to finance our investment plan between 2020 and 2026, whereas the Medium Term tranche is used to refinance debts. As of December 31, 2023, the outstanding debt was R$854.4 million;
•	in June 2022, we entered into a loan with IDB Invest, an agent of IDB, as creditor, in the amount of R$470.0 million, intended for the expansion of the sewage collection and treatment system under the Tietê River Depollution Project – Stage IV. The loan bears interest at 100% of the CDI rate plus a spread of 2.50% per annum, with half-yearly interest and amortization payments and a total term of up to 14 years and 6 months, with a grace period of up to 12 months. As of December 31, 2023, the outstanding debt was R$452.3 million;
•	in June 2022, we entered into a loan with IFC, as creditor, in the amount of R$760.0 million, intended for the execution of the Novo Rio Pinheiros Program, the improvement of sanitation services in the coastal regions of the State of São Paulo and the improvement of water supply in municipalities located on the coast of the State of São Paulo and in the São Paulo metropolitan region. The loan bears interest of 100% of the CDI rate plus a spread of 2.00% per annum, with half-yearly interest and amortization payments and a total term of up to 10 years and 6 months, with a grace period of up to 12 months. As of December 31, 2023, the outstanding debt was R$736.7 million;
•	in May 2023, we entered into a loan with IDB Invest, as creditor, in the amount of R$470.0 million, to support the fourth phase of the Rio Tietê Depollution Project, which started in 1995 and aims to improve access to sanitation services in the São Paulo region and help the recovery of the polluted Tietê River. The project has already improved access to sanitation services for 12 million people, and this financing will benefit around 1.32 million more. The project involves rehabilitating and expanding wastewater treatment plants and constructing a new one. The loan is a result of collaboration between IDB Invest and Société de Promotion et de Participation pour la Coopération Economique (“Proparco”) to support the water and sanitation sector in Brazil, and Proparco will guarantee the loan. The loan bears interest of 100% of the CDI rate plus a spread of 0.50% per annum, with half-yearly interest and amortization payments and a total term of up to 14 years, with a grace period of up to 12 months. Proparco will receive a fee of 2.00% per annum for providing the guarantee, with semi-annual payments. As of December 31, 2023, the outstanding debt was R$461.9 million; and
•	in June 2023, we entered into a loan with IFC, as creditor, in the amount of R$1.0 billion, to achieve annual social goals, making it a sustainability linked loan. The resources are being directed to investments in basic sanitation infrastructure in the São Paulo metropolitan region from 2021 to 2025 and will be linked to the Novo Rio Pinheiros Program, which is part of Integra Tietê. Investments are being destined for the expansion of the sanitary sewage system, promoting the improvement of water quality in the Pinheiros River. The loan bears interest of 100% of the CDI rate plus a spread of 1.70% per annum, with half-yearly interest and amortization payments and a total term of up to 10 years, with a grace period of up to 24 months. As of December 31, 2023, the outstanding debt was R$986.7 million.

Additionally, we have the following outstanding debt from debentures issuances:

In June 2010, we issued our twelfth issuance of debentures in the aggregate principal amount of R$500.0 million, to the Severance Indemnity Fund (Fundo de Garantia do Tempo e Serviço – “FGTS”), based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses. The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program for the supply of water and sewage system. As of December 31, 2023, the outstanding debt of the twelfth issuance of debentures was R$67.9 million. On March 28, 2024, we sent a notice to the fiduciary agent and to the debentures holder, through which we requested the full early redemption of the debentures of our 12th Issuance, pursuant to the terms and conditions of the indenture.

In January 2013, we issued our seventeenth issuance of debentures in three series in the aggregate principal amount of R$1.0 billion, which were fully repaid in January 2023.

In October 2013, we issued our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES. These debentures are divided in three series: the first and third series will mature in October 2024 and the second, in November 2024. The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year. In December 2013, BNDES subscribed to the debentures of the first and second series. In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and in May 2020, BNDES subscribed eight additional debentures, and the remaining 20 debentures were canceled. As of December 31, 2023, the outstanding debt of the eighteenth issuance of debentures was R$47.0 million.

We have used the funds raised from the three issuances for investments primarily in the Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo northern coast, Paraíba Valley and Mantiqueira Regions.

In February 2018, we issued our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750.0 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments. The second series (in the aggregate principal amount R$400.0 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250.0 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2018. As of December 31, 2023, the outstanding debt of the twenty-second issuance of debentures was R$341.6 million.

In May 2019, we issued our twenty-third issuance of debentures divided into two series in the aggregate principal amount of R$866.8 million. The first and second series will mature in May 2024 and 2027, respectively. The debentures of the first series (in the aggregate principal amount of R$491.8 million) bear interest at a rate of CDI plus 0.49% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$375.0 million) bears interest at a rate of CDI plus 0.63% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2019. As of December 31, 2023, the outstanding debt of the twenty-third issuance of debentures was R$865.1 million.

In July 2019, we issued our twenty-fourth issuance of debentures divided into two series in the aggregate principal amount of R$400.0 million. The first and second series will mature in July 2026 and 2029, respectively. The debentures of the first series (in the aggregate principal amount of R$100.0 million) bear interest at a rate of IPCA plus 3.20% per year, with annual interest payments. The second series (in the aggregate principal amount R$300.0 million) bears interest at a rate of IPCA plus 3.37% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in some municipalities in which our company renders services. As of December 31, 2023, the outstanding debt of the twenty-fourth issuance of debentures was R$512.1 million.

In July 2020, we issued our twenty-sixth issuance of debentures divided into two series in the aggregate principal amount of R$1,045.0 billion. The first and second series will mature in July 2027 and 2030, respectively. The debentures of the first series (in the aggregate principal amount of R$600.0 million) bear interest at a rate of IPCA plus 4.65% per year, with annual interest payments. The second series (in the aggregate principal amount of R$445.0 million) bears interest at a rate of IPCA plus 4.95% per year, with annual interest payments. The proceeds from these issuances are intended to support investment in infrastructure projects in certain municipalities in which we provide services. As of December 31, 2023, the outstanding debt of the twenty-sixth issuance of debentures was R$1,302.0 million.

In December 2020, we issued our twenty-seventh issuance of debentures divided into three series in the aggregate principal amount of R$1.0 billion. The first, second and third series will mature in December 2023, 2025 and 2027, respectively. The debentures of the first series (in the aggregate principal amount of R$300.0 million) bear interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$400.0 million) bears interest at a rate of CDI plus 1.80% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$300.0 million) bears interest at a rate of CDI plus 2.25% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2021. As of December 31, 2023, the outstanding debt of the twenty-seventh issuance of debentures was R$698.6 million.

In July 2021, we issued our twenty-eighth issuance of debentures divided into three series in the aggregate principal amount of R$1.2 billion. The first, second and third series will mature in July 2024, 2026 and 2028, respectively. The debentures of the first series (in the aggregate principal amount of R$127.8 million) bear interest at a rate of CDI plus 1.20% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$888.2 million) bears interest at a rate of CDI plus 1.44% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$184.0 million) bears interest at a rate of CDI plus 1.60% per year, with semi-annual interest payments. The proceeds from these issuances were used to strengthen our cash position and refinance outstanding financial commitments in 2021. As of December 31, 2023, the outstanding debt of the twenty-eighth issuance of debentures was R$1,198.2 million.

In December 2021, we issued our twenty-ninth issuance of debentures divided into three series in the aggregate principal amount of R$1.25 billion. The first, second and third series will mature in December 2026, 2031 and 2036, respectively. The debentures of the first series (in the aggregate principal amount of R$500.0 million) bear interest at a rate of CDI plus 1.29% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$600.0 million) bears interest at a rate of IPCA plus 5.3058% per year, with annual interest payments. The third series (in the aggregate principal amount of R$150.0 million) bears interest at a rate of IPCA plus 5.4478% per year, with annual interest payments. The proceeds from the issuance of the first series were used to strengthen our cash position and refinance outstanding financial commitments. The proceeds from the issuance of the second and third series are intended to support investment in infrastructure projects in certain municipalities in which we provide services and to support the reimbursement of costs incurred in connection with infrastructure projects. As of December 31, 2023, the outstanding debt of the twenty-ninth issuance of debentures was R$1,314.1 million.

In March 2022, we issued our thirtieth issuance of debentures divided into two series in the aggregate principal amount of R$1.0 billion. The first and second series will mature in March 2027 and March 2029, respectively. The first series (in the aggregate principal amount of R$500.0 million) bears interest at a rate of CDI plus 1.30% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$500.0 million) bears interest at a rate of CDI plus 1.58% per year, with semi-annual interest payments. The proceeds from these issuances were used to replenish and reinforce our cash position and to refinance commitments in 2022. As of December 31, 2023, the outstanding debt of the thirtieth issuance of debentures was R$998.2 million.

Additionally, in March 2024, we issued our thirty-first issuance of debentures divided into three series in the aggregate principal amount of R$2.94 billion. The first, second and third series will mature in February 2029, 2031 and 2034, respectively. The first series (in the aggregate principal amount of R$507.0 million) bears interest at a rate of CDI plus 0.49% per year, with semi-annual interest payments. The second series (in the aggregate principal amount of R$1.73 billion) bears interest at a rate of CDI plus 1.10% per year, with semi-annual interest payments. The third series (in the aggregate principal amount of R$699.0 million) bears interest at a rate of CDI plus 1.31% per year, with semi-annual interest payments. The proceeds from these issuances are intended to replenish and reinforce our cash position and to refinance commitments due to mature in 2024. This issuance of debentures is characterized as “ESG bonds for the use of sustainable and blue resources”, reflecting our commitment to allocate the entirety of the proceeds to projects outlined in the Sustainable Finance Framework (as mentioned above), which was duly verified and validated by a second opinion issued by Attest ESG of Exame Ltda, an independent appraiser.

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

The financial covenants in our loan No. 1212 from the IDB require:

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

The financial covenants in our loan No. 13069-01 with IDB Invest require:

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

This loan agreement contains an early maturity clause in the event of non-compliance on our part with any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

Any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais. As a result, the net debt in reais will be affected, with consequent impact on the ratio between net debt to adjusted EBITDA.

As of December 31, 2023, and 2022, we had met all the financial covenants of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of our indebtedness with BNDES, including the 18th issuance of debentures held by BNDES, which totaled R$1,384.4 million as of December 31, 2023.

In summary, the BNDES financings specify two bands for the ratios of adjusted net debt / adjusted EBITDA, adjusted EBITDA / adjusted financial expenses, and other onerous debt / adjusted EBITDA. The financings also specify a collateral mechanism by which we assign a portion of our tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings. Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default. If the ratio of adjusted EBITDA / adjusted financial expenses is equal to or higher than 3.50, the ratio of adjusted net debt / adjusted EBITDA equal to or lower than 3.00, and the other onerous debt / adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$13.4 million per month. If one of the three ratios mentioned above is not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios: adjusted EBITDA / adjusted financial expenses lower than 3.50 but equal to or higher than 2.80, adjusted net debt / adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and other onerous debt / adjusted EBITDA equal to or lower than 1.30 but higher than 1.00, the amount that must pass through the blocked collateral account is automatically increased by 20%.

The current covenant clauses are:

A.	Maintenance of the following ratios, calculated quarterly and relative to amounts accumulated over the last 12 months at the time of disclosure of reviewed quarterly Consolidated Financial Statements or audited annual Consolidated Financial Statements:

•	adjusted EBITDA / adjusted financial expenses equal to or higher than 3.50;
•	adjusted net debt / adjusted EBITDA equal to or lower than 3.00; and
•	other onerous debt / adjusted EBITDA equal to or lower than 1.00 (where “other onerous debt” is equal to the sum of (i) social security liabilities and health care plans, (ii) installment payments of tax debt and (iii) installment payments of debt with electricity providers).

B.	If any one of the ratios specified in A. above is not met in any two or more quarters, consecutive or not, within a twelve-month period, we shall be deemed to be in non-compliance with the first band ratios and must, as a result, automatically increase the amount passing through the blocked collateral account by 20%, provided that the following second band ratios are met:

•	adjusted EBITDA / adjusted financial expenses lower than 3.50 but equal to or higher than 2.80;
•	adjusted net debt / adjusted EBITDA equal to or lower than 3.80 but higher than 3.00; and
•	other onerous debt / adjusted EBITDA equal to or lower than 1.30 but higher than 1.00.

C.	If any one of the second band ratios specified in B. above is not met for any one quarter, or if we are required to but fail to ensure that the increased monthly amount specified in B. above passes through the blocked collateral account, then we shall be deemed to be in non-compliance with its ratio covenants, in which case BNDES may at its discretion:

•	require us to provide additional financial guarantees within a deadline specified by BNDES, which may not be less than 30 days;
•	suspend the release of funds; and/or
•	declare the financings to be immediately due and payable.

As of December 31, 2023, the amount that must pass through the blocked collateral account is R$288.8 million per month.

Additionally, since 2018, we are subject to financial covenants under the new financing agreements executed with CEF. These financial covenants require us to maintain the following financial indexes, calculated for the past 12 months on a quarterly basis:

•	adjusted EBITDA / adjusted financial expenses, equal to or greater than 2.80;
•	adjusted net debt / adjusted EBITDA, equal to or lower than 3.80;

•	other onerous debt / adjusted EBITDA equal to or lower than 1.30.

These agreements provide that disbursements may be suspended if any of these covenants are not being complied with. In the event of non-compliance with the terms of these agreements, CEF may request the anticipated payment of the entire loan.

The agreements with CEF also contain a cross-default clause and an early maturity clause. In the event of non-compliance with the terms of the contract, the CEF can request the anticipated payment of part or all of the loan. See Note 17 to our 2023 Consolidated Financial Statements included in this annual report.

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

The eighteenth issuance follows the covenants included in the BNDES loans, as described above, and contain cross-default clauses.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2023.

The twenty-second, twenty-third, twenty-fourth, twenty-sixth, twenty-seventh, twenty-eighth, twenty-ninth, thirtieth and thirty-first debenture issuances require us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/adjusted EBITDA ratio equal to or lower than 3.50:1.0. These issuances have a cross-acceleration clause.

Restrictive Ratios
adjusted EBITDA / adjusted financial expenses	Equal to or higher than 2.80:1.00
EBITDA/paid financial expenses	Equal to or higher than 2.35:1.00
adjusted net debt / adjusted EBITDA	Equal to or lower than 3.80:1.00
net debt/adjusted EBITDA	Equal to or lower than 3.50:1.0
other onerous debt1/ adjusted EBITDA	Equal to or lower than 1.30:1.00
adjusted current ratio	Higher than 1.0

(1)	“other onerous debt” corresponds to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2023 and 2022, we complied with all the covenants of our loans and financing agreements.

Waivers and Creditors’ Approvals

As our Proposed Privatization would lead to the State of São Paulo no longer being our controlling shareholder, as well as amendments to some of our corporate documents to reflect such change, we are in the process of obtaining waivers and prior consents from certain creditors that included covenants and restrictions concerning to such provisions in their agreements. Under the agreements referred to below, a change in control rating downgrade event triggered by our Proposed Privatization, the consequent amendment of our corporate documents and certain investments that could affect our capital structure could lead to an acceleration, cross-default, cross acceleration or termination of certain agreements governing our debt, if we are unsuccessful in obtaining the following waivers and prior consents:

•	Inter-American Investment Corporation (IDB Invest), Inter-American Development Bank (IDB) and Société De Promotion Et De Participation Pour La Coopération Economique S.A. (Proparco): Loan Agreement No. 12676-0, entered into between IDB Invest, IDB and us on June 24, 2022, and amended as per the Loan Agreement No. 12676-02 / 14488-01, dated May 4, 2023, with a guarantee provided by Proparco under a Reimbursement Agreement dated May 4, 2023;

•	Inter-American Investment Corporation (IDB Invest) and Inter-American Development Bank (IDB): Loan Agreement No. 13069-01, entered into between IDB Invest, IDB and us on November 10, 2020;

•	International Finance Corporation (IFC): (i) Loan Agreement No. 46253, entered into between IFC and us on June 27, 2022 and amended on October 11, 2023; and (ii) Loan Agreement No. 47451, entered into between IFC and us on June 14, 2023;

•	International Bank for Reconstruction and Development (IBRD): (i) Loan Agreement No. 7662-BR, entered into between IBRD and us on October 28, 2009, subject to IBRD general conditions dated July 1, 2005, as amended up until February 12, 2008; and (ii) Loan Agreement No. 8916-BR, entered into between IBRD and us on November 29, 2019, subject to the IBRD general conditions dated July 14, 2017;

•	Japan International Cooperation Agency (JICA): (i) Loan Agreement No. BZ-P15, entered into between JICA and us on August 6, 2004; (ii) Loan Agreement No. BZ-P17, entered into between JICA and us on October 14, 2010; (iii) Loan Agreement No. BZ-P18, entered into between JICA and us on February 15, 2011; and (iv) Loan Agreement No. BZ-P19, entered into between JICA and us on February 23, 2012;

•	BNDES: (i) Credit Facility Agreement No. 09.2.1535.1, entered into between BNDES and us on March 1, 2010; (ii) Credit Facility Agreement No. 11.2.0975.1 entered into between BNDES and us on March 5, 2012; (iii) Credit Facility Agreement No. 11.2.0975.2, entered into between BNDES and us on March 5, 2012; (iv) Credit Facility Agreement No. 12.2.1381.1, entered between BNDES and us in February 22, 2013; (v) Credit Facility Agreement No. 14.2.0535.1, entered into between BNDES and us on June 30, 2014; (vi) Credit Facility Agreement No. 15.2.0313.1, entered into between BNDES and us on June 25, 2015; (vii) Contract for the Fiduciary Assignment of Credit Rights and Other Covenants No. 09.2.1175.2 and 09.6.0110.2, entered into between BNDES, BNDESPAR and us on November 26, 2009; (viii) Subscription Promise Agreement for Simple Debentures in Private Issuances and Other Covenants No. 09.2.1175.1 and 09.6.0110.1, entered into between BNDES, BNDESPAR and us on December 26, 2009; (ix) Indenture of our 10th Issuance of Debentures, entered into between BNDES, BNDESPAR and us on November 26, 2009, as amended; and (x) Indenture of our 18th Issuance of Debentures, issued by us in September 12, 2013, as amended;

•	Brazilian Federal Savings Bank (CEF): Entered into until 2008: (i) Loan and Onlending Agreement No. 162.694-99, entered into CEF and us on September 19, 2007; (ii) Loan and Onlending Agreement No. 162.696-17, entered into CEF and us on July 14, 2006; (iii) Loan and Onlending Agreement No. 162.703-01, entered into CEF and us on July 14, 2006; (iv) Loan and Onlending Agreement No. 162.704-15, entered into CEF and us on July 14, 2006; (v) Loan and Onlending Agreement No. 162.723-41, entered into CEF and us on July 14, 2006; (vi) Loan and Onlending Agreement No. 162.726-75, entered into CEF and us on July 14, 2006; (vii) Loan and Onlending Agreement No. 162.727-89, entered into CEF and us on July 14, 2006; (viii) Loan and Onlending Agreement No. 162.743-82, entered into CEF and us on July 14, 2006; (ix) Loan and Onlending Agreement No. 191.305-91, entered into CEF and us on September 19, 2007; (x) Loan and Onlending Agreement No. 191.307-18, entered into CEF and us on July 14, 2006; (xi) Loan and Onlending Agreement No. 191.308-22, entered into CEF and us on July 14, 2006; (xii) Loan and Onlending Agreement No. 191.311-79, entered into CEF and us on September 19, 2007; (xiii) Loan and Onlending Agreement No. 191.313-97, entered into CEF and us on September 19, 2007; (xiv) Loan and Onlending Agreement No. 191.314-00, entered into CEF and us on September 19, 2007; (xv) Loan and Onlending Agreement No. 191.318-47, entered into CEF and us on September 19, 2007; (xvi) Loan and Onlending Agreement No. 191.320-80, entered into CEF and us on September 19, 2007; (xvii) Loan and Onlending Agreement No. 191.341-33, entered into CEF and us on September 19, 2007; (xviii) Loan and Onlending Agreement No. 191.342-47, entered into CEF and us on September 19, 2007; (xix) Loan and Onlending Agreement No. 191.343-52, entered into CEF and us on September 19, 2007; (xx) Loan and Onlending Agreement No. 191.344-66, entered into CEF and us on September 19, 2007; (xxi) Loan and Onlending Agreement No. 191.345-71, entered into CEF and us on July 14, 2006; (xxii) Loan and Onlending Agreement No. 191.346-85, entered into CEF and us in September 19, 2007; (xxiii) Loan and Onlending Agreement No. 191.347-99, entered into CEF and us on September 19, 2007; (xxiv) Loan and Onlending Agreement No. 191.348-02, entered into CEF and us on September 19, 2007; (xxv) Loan and Onlending Agreement No. 191.349-16, entered into CEF and us on September 19, 2007; (xxvi) Loan and Onlending Agreement No. 191.351-61, entered into CEF and us on September 19, 2007; (xxvii) Loan and Onlending Agreement No. 215.654-50, entered into CEF and us on December 26, 2007; (xxviii) Loan and Onlending Agreement No. 215.655-65, entered into CEF and us on December 23, 2008; (xxix) Loan and Onlending Agreement No. 217.033-79, entered into CEF and us on September 19, 2007; (xxx) Loan and Onlending Agreement No. 228.503-94, entered into CEF and us on May 14, 2008; (xxxi) Loan and Onlending Agreement No. 228.504-07, entered into CEF and us on December 23, 2008; (xxxii) Loan and Onlending Agreement No. 228.510-87, entered into CEF and us on May 14, 2008; (xxxiii) Loan and Onlending Agreement No. 228.529-99, entered into CEF and us on May 14, 2008; (xxxiv) Loan and Onlending Agreement No. 228.544-88, entered into CEF and us on May 14, 2008; (xxxv) Loan and Onlending Agreement No. 228.584-70, entered into CEF and us on May 14, 2008; (xxxvi) Loan and Onlending Agreement No. 228.593-81 and 228.594-95, entered into CEF and us on May 14, 2008; (xxxvii) Loan and Onlending Agreement No. 228.595-09, entered into CEF and us on May 14, 2008; (xxxviii) Loan and Onlending Agreement No. 228.605-26, 228.607-44, 228.608-59 and 228.610-91 entered into CEF and us on May 14, 2008; (xxxix) Loan and Onlending Agreement No. 228.613-22, entered into CEF and us on May 14, 2008; (xxxx) Loan and Onlending Agreement No. 228.620-15 and 228.621-29, entered into CEF and us on May 14, 2008; (xxxxi) Loan and Onlending Agreement No. 228.623-47, 228.625-67 and 228.626-71, entered into CEF and us on May 14, 2008; (xxxxii) Loan and Onlending Agreement No. 228.638-13, entered into CEF and us on May 14, 2008; (xxxxiii) Loan and Onlending Agreement No. 228.650-83, 228.651-97 and 228.652-00, entered into CEF and us on May 14, 2008; (xxxxiv) Loan and Onlending Agreement No. 228.661-11 and 228.798-50, entered into CEF and us on May 14, 2008; (xxxxv) Loan and Onlending Agreement No. 228.682-66, 228.683-70, 228.684-84, 228.685-99 and 228.686-02, entered into CEF and us on May 14, 2008; (xxxxvi) Loan and Onlending Agreement No. 228.700-80, entered into CEF and us in May 14, 2008; (xxxxvii) Loan and Onlending Agreement No. 228.708-63, 228.709-77, 228.710-04 and 228.810-18, entered into CEF and us on May 14, 2008; (xxxxviii) Loan and Onlending Agreement No. 228.726-85, entered into CEF and us on May 14, 2008; (xxxxix) Loan and Onlending Agreement No. 228.725-71, 228.728-02, 228.730-44, 228.733-77, 228.737-13, 228.804-39 and 228.805-44, entered into CEF and us on May 14, 2008; (xxxxx) Loan and Onlending Agreement No. 228.738-27, 228.740-60 and 228.741-74, entered into CEF and us on May 14, 2008; (xxxxxi) Loan and Onlending Agreement No. 228.758-70, entered into CEF and us on May 14, 2008; (xxxxxii) Loan and Onlending Agreement No. 228.811-22, entered into CEF and us on May 14, 2008; (xxxxxiii) Loan and Onlending Agreement No. 245.173-67, entered into CEF and us on December 23, 2008; (xxxxxiv) Loan and Onlending Agreement No. 245.175-86, entered into CEF and us on December 23, 2008; (xxxxxv) Loan and Onlending Agreement No. 245.178-17, entered into CEF and us on December 23, 2008; (xxxxxvi) Loan and Onlending Agreement No. 245.179-21, entered into CEF and us on December 23, 2008; (xxxxxvii) Loan and Onlending Agreement No. 245.182-78, entered into CEF and us on December 23, 2008; (xxxxxviii) Loan and Onlending Agreement No. 245.185-00, entered into CEF and us on December 23, 2008; (xxxxxix) Loan and Onlending Agreement No. 245.186-14, entered into CEF and us on December 23, 2008; (xxxxxx) Loan and Onlending Agreement No. 245.188-32, entered into CEF and us on December 23, 2008; (xxxxxxi) Loan and Onlending Agreement No. 245.189-46, entered into CEF and us on December 23, 2008; (xxxxxxii) Loan and Onlending Agreement No. 245.190-75, entered into CEF and us on December 23, 2008; (xxxxxxiii) Loan and Onlending Agreement No. 245.192-93, entered into CEF and us on December 23, 2008; (xxxxxxiv) Loan and Onlending Agreement No. 245.201-05, entered into CEF and us on December 23, 2008; (xxxxxxv) Loan and Onlending Agreement No. 245.204-37, entered into CEF and us on December 23, 2008; (xxxxxxvi) Loan and Onlending Agreement No. 245.206-57, entered into CEF and us on December 23, 2008; (xxxxxxvii) Loan and Onlending Agreement No. 245.216-72, entered into CEF and us on December 23, 2008; (xxxxxxviii) Loan and Onlending Agreement No. 248.095-77, entered into CEF and us on December 23, 2008;

•	Brazilian Federal Savings Bank (CEF): Entered into after 2008: (i) Loan and Onlending Agreement No. 346.783-87, entered into CEF and us on October 31, 2012; (ii) Loan and Onlending Agreement No. 346.806-52, 346.812-39 and 346.826-92, entered into CEF and us on August 14, 2012; (iii) Loan and Onlending Agreement No. 346.771-43, 346.827-05, 346.875-95, 346.903-32 and 346.959-04, entered into CEF and us on February 28, 2012; (iv) Loan and Onlending Agreement No. 353.694-49, entered into CEF and us on February 28, 2012; (v) Loan and Onlending Agreement No. 376.611-30, entered into CEF and us on July 20, 2012; (vi) Loan and Onlending Agreement No. 376.744-31, entered into CEF and us on July 20, 2012; (vii) Loan and Onlending Agreement No. 376.746-51, entered into CEF and us on July 20, 2012; (viii) Loan and Onlending Agreement No. 376.749-83, entered into CEF and us on July 20, 2012; (ix) Loan and Onlending Agreement No. 376.751-36, entered into CEF and us on July 20, 2012; (x) Loan and Onlending Agreement No. 376.804-66, entered into CEF and us on July 20, 2012; (xi) Loan and Onlending Agreement No. 376.806-85, entered into CEF and us on July 20, 2012; (xii) Loan and Onlending Agreement No. 376.809-16, entered into CEF and us on July 20, 2012; (xiii) Loan and Onlending Agreement No. 376.812-63, entered into CEF and us on July 20, 2012; (xiv) Loan and Onlending Agreement No. 376.817-13, entered into CEF and us on July 20, 2012; (xv) Loan and Onlending Agreement No. 376.820-60, entered into CEF and us on July 20, 2012; (xvi) Loan and Onlending Agreement No. 376.821-74, entered into CEF and us on July 20, 2012; (xvii) Loan and Onlending Agreement No. 376.831-99 and 376.858-19, entered into CEF and us on July 20, 2012; (xviii) Loan and Onlending Agreement No. 376.840-09, entered into CEF and us on July 20, 2012; (xix) Loan and Onlending Agreement No. 376.844-45, entered into CEF and us on July 20, 2012; (xx) Loan and Onlending Agreement No. 376.852-55, entered into CEF and us on July 20, 2012; (xxi) Loan and Onlending Agreement No. 376.860-52, entered into CEF and us on July 20, 2012; (xxii) Loan and Onlending Agreement No. 410.509-12, 410.546-61, 410.549-93, 410.551-46, 410.608-12 and 410.622-98 entered into CEF and us on December 2, 2013; (xxiii) Loan and Onlending Agreement No. 427.646-35, 427.682-81, 427.738-42 and 427.751-25, entered into CEF and us on June 30, 2014; (xxiv) Loan and Onlending Agreement No. 475.819-31, entered into CEF and us on August 28, 2017; (xxv) Loan and Onlending Agreement No. 505.895-25, 505.914-53, 505.924-78, 505.929-28, 505.934-93, 505.948-55, 505.951-12, 505.954-44, 505.955-50 and 505.957-78, entered into CEF and us on December 28, 2018; (xxvi) Loan and Onlending Agreement No. 505.911-20, entered into CEF and us on December 28, 2018; (xxvii) Loan and Onlending Agreement No. 505.923-64, entered into CEF and us on December 28, 2018; (xxviii) Loan and Onlending Agreement No. 505.926-97, entered into CEF and us on December 28, 2018; (xxix) Loan and Onlending Agreement No. 505.927-00, entered into CEF and us on December 28, 2018; (xxx) Loan and Onlending Agreement No. 505.930-57, entered into CEF and us on December 28, 2018; (xxxi) Loan and Onlending Agreement No. 505.931-61, entered into CEF and us on December 28, 2018;

•	Financiadora de Estudos e Projetos (FINEP): Loan Agreement No. 0915003700 entered between FINEP and us on October 2015;

•	22nd, 23rd, 24th, 26th, 27th, 28th, 29th and 30th Issuances of Debentures.

Additionally, as of the date of this annual report, we have identified that we will need to obtain prior consents from certain creditors to update the net debt or adjusted net debt definition in the credit agreements referred below:

•	Inter-American Investment Corporation (IDB Invest), Inter-American Development Bank (IDB) and Société De Promotion Et De Participation Pour La Coopération Economique S.A. (Proparco): Loan Agreement No. 12676-0, entered into between IDB Invest, IDB and us on June 24, 2022, and amended as per the Loan Agreement No. 12676-02 / 14488-01, dated May 4, 2023, with a guarantee provided by Proparco under a Reimbursement Agreement dated May 4, 2023;

•	Inter-American Investment Corporation (IDB Invest) and Inter-American Development Bank (IDB): Loan Agreement No. 13069-01, entered into between IDB Invest, IDB and us on November 10, 2020;

•	BNDES: (i) Credit Facility Agreement No. 09.2.1535.1, entered into between BNDES and us on March 1st, 2010; (ii) Credit Facility Agreement No. 11.2.0975.1 entered into between BNDES and us on March 5, 2012; (iii) Credit Facility Agreement No. 11.2.0975.2, entered into between BNDES and us on March 5, 2012; (iv) Credit Facility Agreement No. 12.2.1381.1, entered into between BNDES and us on February 22, 2013; (v) Credit Facility Agreement No. 14.2.0535.1, entered into between BNDES and us on June 30, 2014; (vi) Credit Facility Agreement No. 15.2.0313.1, entered into between BNDES and us on June 25, 2015; (vii) Subscription Promise Agreement for Simple Debentures on Private Issuances and Other Covenants No. 09.2.1175.1 and 09.6.0110.1, entered into between BNDES, BNDESPAR and us on December 26, 2009; (viii) Indenture of our 10th Issue of Debentures, entered into between BNDES, BNDESPAR and us on November 26, 2009, as amended; and (ix) Indenture of our 18th Issue of Debentures, issued by us on September 12, 2013, as amended;

•	Brazilian Federal Savings Bank (CEF): Entered into after 2017: (i) Loan and Onlending Agreement No. 505.895-25, 505.914-53, 505.924-78, 505.929-28, 505.934-93, 505.948-55, 505.951-12, 505.954-44, 505.955-50 and 505.957-78, entered into CEF and us on December 28, 2018; (ii) Loan and Onlending Agreement No. 505.911-20, entered into CEF and us on December 28, 2018; (iii) Loan and Onlending Agreement No. 505.923-64, entered into CEF and us on December 28, 2018; (iv) Loan and Onlending Agreement No. 505.926-97, entered into CEF and us on December 28, 2018; (v) Loan and Onlending Agreement No. 505.927-00, entered into CEF and us on December 28, 2018; (vi) Loan and Onlending Agreement No. 505.930-57, entered into CEF and us on December 28, 2018; (vii) Loan and Onlending Agreement No. 505.931-61, entered into CEF and us on December 28, 2018;

•	22nd, 23rd, 24th, 26th, 27th, 28th, 29th and 30th Issuances of Debentures.

Additionally, on March 28, 2024, we sent a notice to the fiduciary agent and to the Debentures holder, through which we requested the full early redemption of the Debentures of our 12th Issuance, pursuant to the terms and conditions of the indenture.

As of the date of this annual report we have received waivers in respect of the following financings:

•	International Bank for Reconstruction and Development (IBRD): We have received on April 5, 2024, a waiver letter from IBRD confirming that they do not intend to trigger the event of suspension or the event of acceleration as a result of our Proposed Privatization under the following financing agreements: (i) Loan Agreement No. 7662-BR, entered into between IBRD and us on October 28, 2009, subject to IBRD general conditions dated July 1, 2005, as amended up until February 12, 2008; and (ii) Loan Agreement No. 8916-BR, entered into between IBRD and us on November 14, 2018, subject to the IBRD general conditions dated July 14, 2017. The waiver was granted by IBRD considering the confirmation of our commitment to perform the obligations under the loan agreements and to achieve the objectives of the related projects, and the fact that the change of control will not affect the validity, terms and conditions of the loan agreements and guarantee agreements. As of the date of this annual report, we have not received confirmation of maintenance of the guarantee and the counter-guarantees by the Brazilian government and the State of São Paulo, respectively.

•	27th, 28th and 30th Issuances of Debentures: On April 29, 2024, April 25, 2024 and April 26, 2024, the general meetings of the debentures holders of the 27th, 28th and 30th debentures issuances, respectively, were held, through which the debenture holders granted the waivers in respect of change of control provisions that would be triggered if our Proposed Privatization is consummated and to the update of the net debt definition in the indentures, subject to certain conditions (such as the payment of a waiver fee, the shareholder structure to take place after the Proposed Privatization and the non-occurrence of a rating downgrade event).

For more information about our indebtedness, see “—Indebtedness Financing”, and for more information about our Proposed Privatization, see “Presentation of Financial and Other Information—Proposed Privatization.”

For more information about waivers and creditor’s approvals, see “Item 3.D. Risk Factors—Certain agreements governing our debt contain change of control provisions that are triggered if the State of São Paulo government ceases to be our controlling shareholder, including in connection with our Proposed Privatization. If we are not able to obtain the necessary waivers or approvals from our creditors regarding our Proposed Privatization prior to completion of the Proposed Privatization, such agreements would be subject to acceleration, cross-default, cross acceleration or termination, which would materially adversely affect our financial condition and results of operations.”

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State of São Paulo.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. For the year ended December 31, 2023, we recorded R$6.3 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. We have budgeted investments in the amount of approximately R$47.4 billion from 2024 through 2028. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or greater than 25% of the amounts available for distribution. In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 27, 2018, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$984.5 million, R$872.2 million and R$644.3 million in the fiscal years ended on December 31, 2023, 2022 and 2021, respectively. For more information, see “Item 7.B. Related Party Transactions—Dividends.”

Judicial payment orders (precatório)

As of December 31, 2023, we have judicial payment orders issued in our favor in the inflation adjusted amount of R$3,085.3 million, which are not recognized in our Consolidated Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to the uncertainties related to the beginning and the end of the payments. Judicial payment orders are recognized upon the beginning of their receipt or when they are traded. For more information on judicial payment orders, see Note 10 to our 2023 Consolidated Financial Statements included in this annual report.

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

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure. For the year ended December 31, 2023, we allocated R$32.1 million to Research, Development and Innovation (“RD&I”), projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages. We carry out several actions for the implementation of innovative technological solutions systematically throughout our company. These solutions are aimed at improving construction and operational processes for water and wastewater systems, water and wastewater treatment solutions, asset control and management, renewable energy generation processes, energy efficiency, user relationship technologies, circular economy projects, waste reduction, and utilization methods, among others. These are solutions that are in the scalability stage of technological development and have already passed the research and development phase. Some may even represent new business opportunities.

In addition, based on programs already in place in the power and gas sectors, we maintain a portfolio of prioritized projects with ARSESP in its Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (PD&I Program), which requires the application of the 0.05% of revenue to RD&I projects. Accordingly, the first cycle of the program, covering the tariff cycle 2021-2024, is ongoing, comprising 12 projects selected by ARSESP in the amount of R$37.8 million. For more information, see “—Tariff Readjustments and Reviews.”

Pursuant to our technical cooperation agreement with IDB (“Technical Cooperation Agreement”), projects focused on actions for the improvement and technological innovation of water supply management facilities during water crises were completed, using modern analytical tools, available experiences and practices and theoretical analysis. This cooperation agreement provides for resources of approximately US$0.3 million, non-refundable, to be debited from the bank’s ordinary capital resources destined to the strategic program for infrastructure development, which enabled actions to increase the resilience of water supply systems, which corresponds to one of the components of the agreements signed between the IDB and the State of São Paulo, assigned for execution by us. It is complemented by two other sequential activities: (i) Systematization of the process for public call for technological innovation projects and (ii) Development and implementation of a digital platform for open innovation. For further information, see “Item 5. Operating and Financial Review Prospects—C. Research and Development, Patents and Licenses, etc.—Open Innovation.”

In line with business planning, the structuring of RD&I actions is based on the concept of a circular economy; that is, focused on the intelligence of nature, the circular process opposes the traditional linear production process. As part of this concept, residues are inputs for the production of new products and new cycles. We have highlighted below certain RD&I projects that use the concept of a circular economy, which strongly supports resource recovery, as part of the processes for the water and sewage treatment.

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in the municipality of Franca aims to optimize processes and transform the site into a resource recovery plant. Since 2018, a biogas upgrade project in this sewage treatment plant has been producing biomethane for vehicle use as a result of the partnership with the Fraunhofer Institute in Stuttgart, Germany. This sewage treatment plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day. The upgrade system can produce biomethane to replace 1,500 liters of common gas daily. The biomethane currently supplies part of our Franca fleet. As a result of the tests carried out, we are studying the replication of the technology in six other large-scale sewage treatment plants located in the São Paulo metropolitan region and in the state’s interior.

In addition, to enable the commercialization of the biomethane produced, which is currently used to supply our fleet in the municipality of Franca, one of the steps is its certification as a product in accordance with the requirements of the National Agency for Petroleum, Natural Gas and Biofuels (“ANP”) Resolution No. 886/2022. To meet these requirements, a risk assessment study using The Hazard and Operability Study Methodology has been carried out by us since 2021. This study focuses on the quality of the upgrading system and should consider biogas and biomethane quality monitoring and upgrading system facilities inspection. The final report will be submitted for ANP approval. It is an important initiative aiming beyond a new source of income, a substitution of fossil fuels for clean energy; reduction of GHG emissions, and inclusion of biomethane as a new fuel in the Brazilian energy matrix.

At the same plant, we developed and are operating a sludge dryer based on solar radiation as part of the “Technological Innovations Plan of Sabesp for Sanitation” financed by the FINEP Inova Brasil program.

The project also provides for other actions in the planning and contracting phase, such as the use of energy from hydraulic and solar sources, in addition to other beneficial applications of biogas. This circular economy project in the municipality of Franca sewage treatment plant received first place in the 2019 edition of the Ideas en Acción award from the IDB.

At the Barueri sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated. A new gas treatment system was installed to improve the quality of the gases generated. At the end of the process, this system generates inert residue with a drastic reduction in its volume, with a potential for reuse as raw material in construction, meaning it does not need to be disposed of in landfills. This project was also funded by FINEP.

In 2023, preliminary results of the studies conducted under the Program for Support of Research in Partnership for Technological Innovation (PITE-SABESP/FAPESP) were presented. These studies were carried out in collaboration with UNESP to assess the technical and environmental feasibility of using sludge from the Water Treatment Plant as raw material for beneficial use in geotechnical works. Additionally, partnerships with EMBRAPA were also established for the production of controlled-release fertilizer. These partnerships aim to add value to this byproduct, transforming waste into raw material for civil engineering and agriculture in order to demonstrate the beneficial use of the byproduct and its potential to generate additional revenue.

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

As a component of our partnership with FAPESP, financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Program for Support of Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 17 projects with different universities, such as: USP, Technological Institute of Aeronautics, UNIFESP, National Institute for Space Research and UNESP. The partnership provides for a non-refundable financing of R$50.0 million, divided equally between us and FAPESP. The first and second collaborative call for proposals to select projects to finance led to the filing of seven national patent applications before the INPI, two of which were granted in 2023, two international patent applications under the PCT before the World Intellectual Property Organization and two software registration requests. The 12 projects selected in the 2022 third call for proposal are currently in the development phase.

Another innovative project that we have implemented is the Pinheiros River Oxygenation System. This project is being developed within the scope of the Novo Rio Pinheiros Program, coordinated by the State of São Paulo government. The project consists of the implementation of an innovative oxygenation technology called SDOx. This technology, unlike conventional aeration technologies, has the potential to transfer a greater amount of oxygen to the water, through a supersaturated solution and its dispersion in the water. The goal of this project is to enhance the natural self-purification process by artificially increasing the oxygen levels of the water. The project is in its second year of operation, with satisfactory results in terms of the gradual increase in oxygen concentration in the upper channel of the river. This test is intended to verify the technical-economic feasibility of the technology, with a view to replicating it in other water bodies of different sizes in order to improve their quality.

With the data obtained with the project, a study is carried out by CETESB to assess the improvement in air quality around the Pinheiros River has shown a connection between the improvement in air quality and the improvement in the river’s water quality, as a result of the sanitation actions that we implemented in the Pinheiros River basin.

In the management of water resources used for public water supply, it was approved by our Executive Board to hire particle analyzers, which will be used to automate hydrobiological monitoring (i.e., algae bloom monitoring). The goal of this monitoring is to reduce the action time for raw water management activities, reducing operational costs with algaecide products and promoting greater quality stability in the water sent to treatment.

Open Innovation

We invest in the development and implementation of initiatives as part of our open innovation concept, a concept embedded in our actions, with no specific program established. This concept generates ideas, thoughts, processes, prospect for solutions, shares needs, and exchanges knowledge and research with the participation of internal and external segments of our company. These contributions span a diverse range of sectors, enabling us to harness innovative solutions and technologies to enhance our processes, products and services. With this, we seek innovative solutions from the productive sectors of the market, including startups, for the development of solutions.

Specifically, we encourage startups to take on challenges and propose validated solutions for a wide array of problems. Their goal is to achieve scalability and acceleration, ultimately creating a positive impact on their new products and businesses. This proactive approach aims to stimulate the sanitation market and potentially lead to the development of solutions that cater to our specific needs.

We also perform tests on innovative solutions that arise in response to market demands, at various stages of development, to evaluate their suitability for application within our operations. These collaborative technological initiatives not only enable us to propose technology-driven enhancements to our processes and services but also afford external companies in the market an opportunity to rigorously trial their solutions in real sanitation environments. This provides a platform for assessing the effectiveness of their solutions and, when necessary, identifying areas for improvement.

One of our open innovation initiatives is in the contracting phase and uses a technology of filter gardens arranged in sequential compartments and planted with specific plant species, as an ecological form of effluent treatment.

Through this open innovation program, we are laying the groundwork for an innovative ecosystem within the sanitation sector.

In order to enhance the efficiency of our open innovation process, drawing upon the experience gained from the Pitch Sabesp project, which was a public call issued by us in 2018 to engage with the startup market for the acquisition of innovative solutions, we developed a systematic methodology for conducting public calls aimed at acquiring innovative technological solutions within the framework of a public company. To execute this initiative, we engaged the Fundação Instituto de Administração to participate in the project. The project was successfully concluded, and this effort has also yielded valuable insights for the development of a digital platform designed for the international market. This digital platform will enable us to challenge ourselves and search for innovative ideas and technological solutions. Both initiatives, the project and the digital platform, complement the Technical Cooperation Agreement with the IDB, thereby accelerating and enriching our collaborative efforts.

Furthermore, we entered into a second agreement with FAPESP, which is focused on providing support for scientific and technological research within micro, small and medium enterprises in the State of São Paulo. This initiative is part of the small enterprises’ innovation program, which aims to accelerate startups dedicated to innovative projects that address the challenges we face. In 2022, we successfully launched the first public call. In 2023, nine qualified proposals were evaluated, of which one was approved to commence the project development phase, focusing on topics of great interest to us: hydrometry and reduction of losses.

We also publish the DAE Magazine on a quarterly basis, which is an engineering journal produced by a dedicated team of opinion leaders that had released over 240 editions since its inaugural edition. This journal was ranked as “B1” category publication in the Qualis/CAPES system in July 2019, a ranking applicable for the period of 2021-2024. Through the dissemination of technical and scientific articles covering topics related to basic and environmental sanitation, DAE Magazine’s objective is to foster and propagate advancements in processes, innovations and technological breakthroughs.

D.	Trend Information

We expect to continue to operate in a competitive and regulated environment which will pose continued risks to our existing businesses, placing the profitability of our assets under pressure. The following list sets out, what we believe to be, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•		If our Proposed Privatization is consummated the Universalization Targets will be brought forward from 2023 to 2029, compliance with which includes imponderable elements that are beyond our control. For further information see "We cannot guarantee compliance with the new Universalization Targets for reasons beyond our control, based on the guidelines outlined in the New Legal Framework for Basic Sanitation and the State Law that authorized our Proposed Privatization." and “Presentation of Financial And Other Information—Proposed Privatization” and “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization” for further risks related to our Proposed Privatization.
	•	There are various uncertainties surrounding the New Legal Framework for Basic Sanitation, including the new requirement to participate in public bids in case the entity is not part of the administration of the holder and the prohibition on entering into program contracts, agreements, partnership agreements and other unstable instruments for the provision of public sanitation services. Previously, we provided services in several municipalities through contracts which did not require bidding procedures. The current program contracts and contracts that comply with Law No. 11,445/2007 will remain in effect until the end of their contractual term. For the program contracts that did not have established targets for the universalization of services by December 31, 2033, the targets were included by March 31, 2022, as required by the New Legal Framework for Basic Sanitation. Therefore, except in the Municipalities where the State shares ownership with the Municipalities, the renewal of these contracts, once they expire, will require a bidding process and, as such, we cannot guarantee that we will be able to maintain our current customer base and size of operations. If our Proposed Privatization is consummated through a sale of the shares the State of São Paulo holds in us, our current program contracts may be replaced with new concession agreements. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations” and “Presentation of Financial and Other Information—Proposed Privatization.”
	•	Provisional Measure No. 1,154/2023 (later converted into Law No. 14,600/2023) altered the attributes and structure of ANA and delegated to the Ministry of Cities the responsibility for the implementation of basic sanitation actions and programs. Further, Federal Decree No. 11,333/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, attributing to the National Secretariat for Environmental Sanitation competencies that were previously attributed exclusively to ANA. On April 5, 2023, Federal Decree No. 11,468 replaced and revoked the provisions of Federal Decree No. 11,333/2023 and approved a new regimental structure and commissioned positions and functions of trust for the Ministry of Cities, reassigning and transforming commissioned positions and functions of trust. On April 5, 2023, the federal government issued Decree No. 11,467/2023, which delegated to ANA the power to issue reference standards for the sanitation sector, as originally established in the New Legal Framework for Basic Sanitation. The National Secretariat for Environmental Sanitation is now responsible for issuing the guidelines for federal basic sanitation policy. On July 12, 2023, Federal Decree No. 11,599 replaced and revoked the provisions of Federal Decree No. 11,467/2023 and introduced discipline to the regionalized provision of sanitation services, with the uniformization of regulations and supervision and compatibility of planning among service holders, established the requirement to hold a bidding process for the provision of public sanitation services and reiterated the prohibition on signing documents of precarious nature, agreements, partnership agreements and program contracts, which may be maintained until their expiry. Accordingly, ANA’s rules will apply to the basic sanitation sector nationwide, setting the guidelines for regulation and supervision by the regulatory entities at the state, municipal and regional level, and ensuring regulatory uniformity in the sector and legal certainty for the provision and regulation of services. We cannot guarantee that any potential changes to the regulatory framework of ARSESP will not have an adverse effect on our business, financial condition or results of operations. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—The New Legal Framework for Basic Sanitation prohibits new program contracts for basic sanitation services, resulting in uncertainties for our current and future customer base and size of operations” and “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference standards. Any non-compliance will prevent municipalities or operators from accessing financings and public resources managed or operated by the Brazilian government.”

•	Our business is not only adversely affected by droughts but also by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the frequency of extreme weather conditions in the future, such as heatwaves, usually followed by torrential storms, can interrupt the power supply at our pumping and water treatment plants due to trees falling on the electricity distribution networks, which prevents the full production of water for supply to our consumers, may adversely affect the water available for abstraction, treatment, and supply. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Transition Climate Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.” The investments made by us in water, including interconnections and a construction of a new Water System since the 2014-2015 water crisis, proved to be effective in providing operational resilience and the ability to satisfactorily overcome the below average rainfall, water inflow to our reservoirs and torrential storms. Although we are taking actions to mitigate the risks involving climate change and extreme weather conditions, we cannot predict all of the effects of extreme weather events, therefore making it difficult to estimate the resources needed to implement any actions to mitigate these effects. We may be required to make substantial investments or incur substantial costs for their remediation, which may have a material adverse impact on our business, financial conditions or results of operations. If there are consecutive periods of drought, we may have to adopt measures to mitigate the impacts and maintain the water supply in our areas of operation.
•	There are uncertainties arising from the implementation of our New Tariff Structure. The New Tariff Structure was expected to be adopted as of 2022. However, on March 17, 2022, ARSESP published Resolution No. 1,278 which postponed the implementation of the New Tariff Structure until the resolution of outstanding definitions necessary for its implementation. On March 1, 2023, ARSESP published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation is scheduled for the first half of 2024 which aims to implement the postponed New Tariff Structure. However, On April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No. 1,278 and maintained the current Tariff Structure. On April 8, 2024, ARSESP published Resolution No. 1,514, which revoked Resolution No. 1,395, and maintained the current Tariff Structure. We cannot guarantee when and if a new tariff structure will be implemented. The transitional period during which we will implement this New Tariff Structure may lead to uncertainties in the market as well as unpredictability about the revenues we expect to earn as of the moment it will be implemented. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.”

In addition to the information set out above, see “Cautionary Statements About Forward-Looking Statements” for further information related to our forward-looking statements, and “Item 3.D. Risk Factors” for a description of certain factors that could affect our industry and our own performance in the future.

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2023.

F.	Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2023 were:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
					(in millions of reais)
Loans and financing	2,616.4	4,610.5	4,062.0	8,247.5	19,536.4
Interest payments(1)	1,626.4	2,627.0	1,737.7	2,615.2	8,606.3
Accounts payable to suppliers and contractors	456.2	-	-	-	456.2
Services payable	750.7	-	-	-	750.7
Program contract commitments	21.6	2.4	2.4	11.6	38.0
Purchase obligations(2)	6,103.4	5,087.3	2,752.2	2,773.0	16,715.9
Total	11,574.7	12,327.2	8,554.3	13,647.3	46,103.5

(1)	Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2023. However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross-default clauses.

(2)	The unrecorded contractual commitments are the future obligations of investments and expenses as set out in Note 32 to our 2023 Consolidated Financial Statements.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the interest rates on our indebtedness outstanding as of December 31, 2023, see Note 17 to our 2023 Consolidated Financial Statements, included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our Board of Directors (Conselho de Administração), which currently consists of eleven directors, and a Board of Executive Officers (Diretoria), which currently consists of seven executive officers.

As our controlling shareholder, the State has the ability to elect the majority of our Board of Directors and, therefore, our direction and future operations. Upon the election of a new Governor for the State of São Paulo and any resulting change in the administration of the State of São Paulo, all or some of the members of our Board of Directors, including our chairman, have historically been replaced by designees of the new administration. Our Board of Directors may in turn replace some or all of the executive officers. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.”

Board of Directors

Our bylaws provide for a minimum of seven and a maximum of eleven directors. The management proposal to the Extraordinary General Shareholder’s Meeting to be held on May 27, 2024 proposes the approval of our amended bylaws, which states that the Board of Directors shall be composed of nine members. The members of our Board of Directors are elected at a general shareholders’ meeting to serve a two-year term. Such term may be renewed three consecutive times. Pursuant to our bylaws and Federal Laws No. 13,303/2016 and No. 6.404/1976, our employees have the option to elect one member of our Board of Directors.

In addition, pursuant to the Brazilian Corporate Law, at least one member of the Board of Directors of mixed capital companies, such as us, must be appointed by the minority shareholders. Finally, according to the Federal Law No. 13,303/2016, at least two, or 25.0% (whichever is greater), of the Board of Directors must be comprised of independent members.

On April 25, 2024, our Ordinary and Extraordinary General Shareholders’ meeting was held, at which some of the more relevant matters voted on were the election of members of the Board of Directors to serve until the 2026 Annual Shareholders’ Meeting, the appointment of the chair of the Board of Directors, the election of members of the Fiscal Council to serve until the 2025 Annual Shareholders’ Meeting, the nomination of members to the Audit Committee and the election of members to the Eligibility Committee.

All the current members of our Board of Directors were elected at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024. Seven of these members were already part of our Board of Directors and remained on the recommendation of our controlling shareholder. The terms of office of the current directors will end after the general shareholders’ meeting to be held in 2026, when the current members will be up for re-election. Currently, we have six members considered independent under the Novo Mercado Listing Regulation and Federal Law No. 13,303/2016.

Our Board of Directors ordinarily meets once a month or, when necessary for the interests of our company, when called by a majority of the directors or the chairman. Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, year of birth, positions, dates of election and brief biographies of the members of our Board of Directors as of the date of this annual report:

Director	Year of Birth	Position	Date of First Mandate	Date of Election
Karla Bertocco Trindade	1976	Chairwoman(1)	May 4, 2023	April 25, 2024
Anderson Marcio de Oliveira	1982	Member	May 8, 2023	April 25, 2024
André Gustavo Salcedo Teixeira Mendes	1977	Member	January 13, 2023	April 25, 2024
Antônio Júlio Castiglioni Neto	1980	Member	August 24, 2023	April 25, 2024
Eduardo Person Pardini	1960	Independent Member(1)	May 4, 2023	April 25, 2024
Karolina Fonsêca Lima	1969	Independent Member(1)	May 4, 2023	April 25, 2024
Nerylson Lima da Silva	1972	Member	May 4, 2023	April 25, 2024
Ana Silvia Corso Matte	1958	Independent Member(1)	April 26, 2024	April 25, 2024
Eduardo França de La Peña	1972	Independent Member(1)	April 26, 2024	April 25, 2024
Aurélio Fiorindo Filho	1966	Member(3)	April 26, 2024	February 29, 2024
Gustavo Rocha Gattass	1975	Independent Member(1) (2)	April 26, 2024	April 25, 2024

(1)	These members comply with the independence requirements established by Federal Law No. 13,303/2016 and the Novo Mercado Listing Regulation.
(2)	Member appointed by the minority shareholders.
(3)	Member elected by the employees on February 29, 2024, who will join the Board of Directors upon taking office.

Karla Bertocco Trindade. Ms. Bertocco has been the chairwomen of our Board of Directors since May 2023. She holds a bachelor’s degrees in public administration from Fundação Getúlio Vargas and in Law from the Pontifical Catholic University of São Paulo, a postgraduate degree in Administrative Law from Fundação Getúlio Vargas, and she participated in the Diversity Program in Boards of Directors of the Brazilian Institute of Corporate Governance. She is currently a partner at Jive Investiments (former Mauá Capital) and an independent member of the Board of Directors of Orizon Valorização de Resíduos (ORVR3). Mrs. Bertocco worked as an advisor to our CEO (2003 to 2006), State Sanitation Coordinator (2007), Institutional Relations Officer at ARSESP (2008 to 2010), General Officer of the Regulatory Agency for Delegated Public Transportation Services of the São Paulo State – ARTESP (2011 to 2015), Undersecretary of Partnerships and Innovation (2015 to 2018), she was our CEO (2018) and the Executive Government and Infrastructure Officer at BNDES (2019). She was also a member of the Board of Directors of Companhia Riograndense de Saneamento (2020 to 2022), where she held the position of Coordinator of the Innovation and Sustainability Committee, and was a member of the Boards of Directors of Equatorial Energia (2022 to 2023), Sabesp (2018), Companhia Paulista de Parcerias do Estado de São Paulo (2015 to 2018), and DERSA – Desenvolvimento Rodoviário S.A. (2011 to 2015).

Anderson Marcio de Oliveira. Mr. Oliveira has been a member of our Board of Directors since May 2023. He holds a bachelor’s degree in law from the Universidade Católica de Pernambuco, a master’s degree in public law from the Universidade Federal de Pernambuco, and a master’s degree in regulatory law from Fundação Getúlio Vargas, as well as a Master of Laws (LLM) in state law and regulation also from Fundação Getúlio Vargas. He also holds a degree from Harvard Kennedy School in “Creating Collaborative Solutions: Innovation in Governance” and “Infrastructure in a Market Economy: Public-Private Partnership in a Changing World.” Mr. Oliveira is currently a Program Director at the Ministry of Mines and Energy, where he coordinates actions in the electricity, oil and gas, and mining sectors, including the capitalization of Eletrobras (2019 to 2023). He was a Director of the Investment Partnership Program of the Brazilian Presidency, where he monitored and structured projects in the electricity sector, covering generation, transmission, and distribution segments (2016 to 2019). Mr. Oliveira also acted as an attorney for the BNDES (2010 to 2016). He is currently a member of the Fiscal Councils of Nuclebrás and Santos Port Authority.

André Gustavo Salcedo Teixeira Mendes. Mr. Salcedo has been our Chief Executive Officer and a member of our Board of Directors since January 2023. He holds a bachelor’s degree in electrical and production engineering from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio), a master’s degree in electrical engineering from PUC-Rio, an MBA in PPPs and concessions from Fundação Escola de Sociologia e Política de São Paulo and has CGA certification from ANBIMA, and CP³P-F from APMG International. Mr. Salcedo has been our Chief Executive Officer since January 2023. He was the Chief Financial Officer of Akad Seguros (2022), New Business Executive Director at Iguá Saneamento (2019 to 2021), an independent consultant for the Climate Bonds Initiative (2020 to 2021), and he worked at BNDES (2003 to– 2019), where he held several positions. Mr. Salcedo has extensive experience in the capital markets, particularly in infrastructure financing, public-private partnerships, mergers and acquisitions, and the structuring of new businesses.

Antônio Júlio Castiglioni Neto. Mr. Castiglioni has been a member of our Board of Directors since August 2023. He holds a bachelor’s and master’s degrees in law from Universidade Federal do Espírito Santo. He is currently the President of Companhia do Metropolitano de São Paulo – Metrô. He was the President of Companhia Docas do Espírito Santo (CODESA) from March 2019 to April 2022, leading the first privatization of a port authority in Brazil. He was the Chief Executive Officer of the Regulatory Agency of Espírito Santo between 2015 and 2019. He has been a State Attorney since 2005, with a significant track record of creating business models based on concessions, authorizations, and public-private partnerships.

Eduardo Person Pardini. Mr. Pardini has been an independent member of our Board of Directors and Coordinator of our Audit Committee since May 2023. He holds a bachelor’s degree in accounting from the Faculdade de Ciências Econômicas de São Paulo, with a postgraduate degree in administration with a focus on finance from Fundação Álvares Penteado, and several degrees in extension courses in Brazil and abroad, such as business strategy from Wharton Business School of the University of Pennsylvania, corporate management from Fundação Getúlio Vargas, ethics and corporate governance from Milliken University, and innovation from the Massachusetts Institute of Technology. He is currently a main partner at CrossOver Consulting & Auditing. He is also an Executive Officer of the Internal Control Institute Chapter Brazil, a member of the Audit Committee of Companhia de Saneamento de Santa Catarina, and a professor in the area of risk-based auditing in the MBA program at Trevisan Business School. Mr. Pardini has over 43 years of experience as an external and internal auditor, senior executive of multinational and Brazilian companies, professor, and speaker on auditing, internal controls, risk management, and governance for government entities and private sector entities.

Karolina Fonsêca Lima. Mrs. Lima has been an independent member of our Board of Directors and a member of our Audit Committee since May 2023. She holds a bachelor’s degree in accounting from Universidade Federal do Maranhão and in law from Ceuma University. She was the head of the of Concremat Engenharia e Tecnologia in São Luiz do Maranhão between 2019 and 2023. She worked at Companhia Docas do Maranhão between 2002 and 2019, as chief auditor, as a member of the Technical Audit Committee, the Eligibility Committee, and the Correctional Technical Committee of the Ministry of Infrastructure. She has been a member of the Statutory Audit Committee of Companhia de Processamento de Dados do Estado de São Paulo since May 2023. She is also an Associate of the Brazilian Institute of Corporate Governance (IBGC).

Nerylson Lima da Silva. Mr. Silva has been a member of our Board of Directors since May 2023. He holds a bachelor’s degree in economics from União Educacional de Brasília, with a specialization degree in controllership and finance from Universidade Católica de Brasília, and a master’s degree in business administration from Universidade de Brasília. He currently serves as the Treasury Undersecretary at the São Paulo State Treasury Department. Mr. Silva was the Undersecretary of Planning, Budget, and Administration of the Ministry of Infrastructure from 2019 to 2023, Deputy Undersecretary of Planning, Budget, and Administration at the Ministry of Finance from 2016 to 2018, Deputy Secretary for Planning, Budget, and Administration of the Ministry of Finance from 2014 to 2016, Budget and Financial Execution Manager from 2008 to 2011, and Project Manager from 2007 to 2008 at the National Treasury Secretariat. Additionally, he was the Chair of the Fiscal Council of INFRAERO Aeroportos, and a member of the Fiscal Councils of EPL Logísticas, and Viracopos Airport. He was also a member of the Board of Directors of BB Seguridade from 2016 to 2019 and Chair of the Board of Directors of SERPRO from 2014 to 2019.

Ana Silvia Corso Matte. Mrs. Corso Matte was elected to be an independent member of our Board of Directors on April 25, 2024. She holds a bachelor’s degree in law from UFRGS with a postgraduate degree in Human Resources from PUC-IAG. She has solid experience in executive positions, serving as member of Board of Directors and member of thematic committees. She has been a member of the Board of Directors of Norte Energia S.A (Belo Monte) since January 2023 and a member of the People Committee of IBGC since August 2021. She has been a member of the People Committee of Eletrobrás S.A since August 2022. She was member of the Board of Directors and member of the People Committee of Eletrobrás from April 2021 to August 2022.

Eduardo França de La Peña. Mr. La Peña was elected to be an independent member of our Board of Directors on April 25, 2024. He holds a bachelor’s degree in administration from PUC-RJ and an MBA from the University of Michigan. He is a founding shareholder of Alis Investimentos. He served as Managing Director at Credit Suisse Brazil - Head ECM. From April 2017 to May 2018, he served as Executive Director at BTG Pactual - ECM. He joined Flow CTVM as one of the partners responsible for building the equity area after the merger of Flow with Brasil Plural. He was appointed by FIP Brasil Energias Renováveis as a member of the Board of Directors of the following renewable energy companies: Bons Bentos da Serra SA, Eólicas do Sul S.A. and RBO Energia S.A.

Aurélio Fiorindo Filho. Mr. Fiorindo Filho was elected to be the employee representative member of our Board of Directors on April 25, 2024. He has been our employee since 1992, working as an Engineer and Manager in various areas, mainly related to the execution of works, maintenance, and operation of water supply and sewage systems, commercial services and customer service, billing, and collection. He served at ATTEND Ambiental from 2020 to 2023 as a member of the Board Directors. He was our Superintendent of the Metropolitan West (MO) and Center (MC) Business Units from 2015 to 2023. He was a Department Manager - UGR - São Mateus from 2011 to 2015, Division Manager - Maintenance Hub - São Mateus from 2006 to 2011, and Sector Manager of the Maintenance Hubs (Mooca, Sé, and Vila Mariana) from 2000 to 2006. He holds a bachelor’s degree in civil engineering from Universidade Camilo Castelo Branco and in Business Administration from Universidade Paulista (UNIP). He holds a specialization degree in Basic Sanitation Engineering from the School of Public Health of USP; an MBA in Administration for Engineers from Mauá Institute of Technology; Project Management from Vanzolini Foundation; an MBA in Business Management from FIA USP.

Gustavo Rocha Gattass. Mr. Gattass was elected to be an independent member of our Board of Directors, proposed by our minority shareholders, on April 25, 2024. He holds a bachelor’s degree in economics from the PUC-RJ. He is currently a member of the Board of Directors of PRIO S.A. (since 2020), Canacol Energy Ltd. (since 2023) and Serena Energia S.A. (since 2017). Mr. Gattass was a member of the Board of Directors of Copasa S.A. between 2017 and 2023, a member of the Board of Directors and the Strategic Committee of BR Distribuidora between 2015 and 2016, an alternate member of the Board of Directors and a member of the Strategic Committee of Petrobras S.A. between 2015 and 2016. He also worked at BTG Pactual as partner responsible for the Company Analysis area and as an analyst for the Oil and Gas sector between 2009 and 2015 and as an analyst for the Electricity sector and Sanitation between 2009 and 2010; at UBS Pactual as an analyst for the Oil and Gas sector between 2006 and 2009; at UBS as an analyst for the Oil and Gas sector between 2005 and 2006, as an analyst for the Electricity, Sanitation and Highways sector between 2000 and 2006 and as an analyst for the Electricity sector between 1998 and 2000; and at Banco Icatu as an analyst for the Oil, Gas and Electricity sector in 1998.

Board of Executive Officers

Our Board of Executive Officers consists of seven executive officers appointed by our Board of Directors for a two-year term. Such term may be renewed three consecutive times. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Members of our Board of Executive Officers have individual responsibilities established by our Board of Directors and our bylaws.

On April 28, 2023, at our Ordinary and Extraordinary General Meeting, our shareholders approved an amendment to our bylaws to include a further executive officer and rearrange the responsibilities assigned to each officer. Our Board of Executive Officers currently consists of the following seven executive officers: Chief Executive Officer, Chief People and Corporate Management Officer, Chief Financial Officer and Investor Relations Officer, Chief Engineering and Innovation Officer, Chief Regulation and New Business Officer, Chief Operation and Maintenance Officer and Chief Customer Officer.

The following are the names, year of birth, positions, dates of election, and brief biographies of the members of our Board of Executive Officers as of the date of this annual report:

Executive Officer	Year of Birth	Position	Date of First Mandate	Date of Election
André Gustavo Salcedo Teixeira Mendes	1977	Chief Executive Officer	January 13, 2023	June 26, 2023
Sabrina de Menezes Correa Furstenau Sabino	1979	Chief People and Corporate Management Officer	February 10, 2023	June 26, 2023
Paula Alessandra Bonin Costa Violante	1970	Chief Engineering and Innovation Officer	February 1, 2023	June 26, 2023
Bruno Magalhães D’Abadia	1986	Chief Regulation and New Business Officer	February 24, 2023	June 26, 2023
Catia Cristina Teixeira Pereira	1974	Chief Financial Officer and Investor Relations Officer	March 1, 2023	June 26, 2023
Roberval Tavares de Souza	1971	Chief Operation and Maintenance Officer	January 31, 2023	June 26, 2023
Caio Marcelo de Medeiros Melo	1972	Chief Customer Officer	August 11, 2023	August 10, 2023

André Gustavo Salcedo Teixeira Mendes. Mr. Salcedo has been our Chief Executive Officer since January 2023. For further information, see Mr. Salcedo’s curriculum vitae in “Board of Directors.”

Sabrina de Menezes Correa Furstenau Sabino. Mrs. Sabino has been our Chief People and Corporate Management Officer since April 2023, and was re-elected for the same position in June 2023. She received a degree in international relations from Pontifícia Universidade Católica de Minas Gerais and has built a career that combines the experiences of people and business management. She was Head of Talent Acquisition and Management (2020 to 2022) at XP Inc., Head of Research (2017 to 2019) at Egon Zehnder International, Project Leader (2010 to 2017) at Falconi Consultores de Resultado, having worked on productivity, organizational structure, strategic and operating planning projects at several companies, such as Petrobras, Paranapanema, Companhia Energética de Brasília, Vale, and TAM, as well as in public bodies such as the Education Secretariat of Minas Gerais (Secretaria de Educação de Minas Gerais) and the Office of the Chief of Staff of Rio de Janeiro. She also participated in the IBGC course – Governance Workshop for State-Owned Companies, held on December 7, 2023.

Paula Alessandra Bonin Costa Violante. Mrs. Violante has been our Chief Engineering and Innovation Officer since April 2023, and was re-elected for the same position in June 2023. She received a bachelor’s degree in chemical engineering from Universidade Federal de São Carlos, a master’s degree in civil engineering (hydraulics and sanitation) from Escola de Engenharia de São Carlos at Universidade de São Paulo and a supervised master’s degree from CIRSEE (Centre International de Recherche Sur L’Eau et L’Environnement) of SUEZ – France. She also attended a controllership and finance course at Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI) and a business development program from Fundação Dom Cabral. Mrs. Violante was an Engineering and Operational Development Officer at Iguá Saneamento (2019 to January 2023) and an Operations Officer at SPAT (2017 to December 2018). She also worked in operational technical support in concession agreements for Mexico and Angola at Odebrecht Ambiental (September 2016 to July 2017). She was Contract Officer for several concessions in the State of São Paulo and the State of Espírito Santo, in addition to having worked in corporate engineering (January 2009 and November 2013). She was a volunteer, as a senior examiner and rapporteur for management awards: Iberoamericano Award and Brazilian National Quality Award. She actively participated in groups and technical chambers of hydrographic basins, in the contracts she worked in.

Bruno Magalhães D’Abadia. Mr. D’Abadia has been our Chief Regulation and New Business Officer since April 2023, and was re-elected for the same position in June 2023. He received a bachelor’s degrees in mechatronics engineering from Universidade de Brasília (UnB) and in accounting from Uninter, an MBA in production engineering from Centro Universitário de Anápolis, an MBA in stock market analysis from Instituto Brasiliero de Mercado de Capitas (IBMEC), and a master’s degree in economics from UnB. Mr. D’Abadia was a State Secretary for the Administration of Goiás (August 2019 to November 2022), the Chair of the National Council of the Government’s Secretaries of State (May 2022 to November 2022), a legislative consultant of public finance (January 2015 to January 2019 and November 2022 to January 2023), the Chair of the Fiscal Council of Companhia de Saneamento de Goiás (February 2020 to January 2023), a member of the Fiscal Council of Companhia de Investimentos e Parcerias do Estado de Goiás (August 2019 to January 2023), the Chair of the Board of Directors of Companhia de Investimentos e Parcerias do Estado de Goiás (March 2019 to August 2019), a member of the Board of Directors of Companhia de Saneamento de Goiás (April 2019 to August 2019), and an external control auditor at Brazilian Federal Court of Auditors (March 2012 to January 2015) and engineer at Petrobras (September 2008 to October 2010), among others.

Catia Cristina Teixeira Pereira. Mrs. Pereira has been our Chief Financial Officer and Investor Relations Officer since March 2023, and was re-elected for the same position in June 2023. She received a bachelor’s degree in economics from Universidade Federal Fluminense, an MBA in finance from IBMEC, an MBA in controllership and finance from Universidade Federal Fluminense, and an MBA in economic engineering from Universidade do Estado do Rio de Janeiro. She worked at Ball as Chief Financial Officer (March 2021 to February 2022), was a Director of the Center of Shared Services for South America, for structuring and implementation (July 2018 to March 2021), and Treasury Manager for South America (2006 to June 2018). She was also Treasury Control and Planning Manager (2003 to 2006) and Treasury Coordinator (2000 to 2003) at Embratel, among other positions. She has a Black Belt Six Sigma certification and participated in several courses, training sessions, and conferences on finance, strategy, and leadership in Brazil and abroad and, in November 2022, she concluded the Board of Directors Member course of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa).

Roberval Tavares de Souza. Mr. Souza has been our Chief Operations and Maintenance Officer since April 2023, and was re-elected for the same position in June 2023. He received a bachelor’s degree in civil engineering from Universidade de Mogi das Cruzes, a specialization degree in basic sanitation engineering from Faculdade de Saúde Pública at Universidade de São Paulo, an MBA in business management from FGV, and attended extension courses in innovation leadership at Massachusetts Institute of Technology. Mr. Souza is sanitation Consultant (2022) and he worked with us from 1992 and 2021 in several management positions, such as Head of Central business unit and Head of South business unit, Interception and Isolated Systems Manager at the sewage treatment business unit, Administrative and Finance Manager at the sewage treatment business unit, Regional Manager of Operation, Maintenance, and Commercial Department of the East business unit. He was also a president of the São Paulo Institute in Management Excellence (Instituto Paulista de Excelência em Gestão) (2012 to 2014) and president of the Brazilian Association of Sanitation and Environmental Engineering (Associação Brasileira de Engenharia Sanitária e Ambiental) (2016 to 2020).

Caio Marcelo de Medeiros Melo. Mr. Melo has been our Chief Customer Officer since August 2023. He holds a bachelor’s degree in economics from Universidade de Brasília. He served as the Director of Mergers and Acquisitions for the investment banking arm of Santander Brazil S.A. from April 2021 to April 2023 and was a Managing Partner at Estater Gestão e Finanças from 2017 to 2020. From 1998 to 2016, he worked at the BNDES, holding various executive positions, including heading the Department of Sanitation and Urban Transport, and for eight years, he served as the Superintendent of Capital Markets, responsible for managing the equity portfolio of BNDESPAR, which included significant investments in various infrastructure and utilities sectors.

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

In the years ended December 31, 2023, 2022 and 2021, the aggregate compensation, including taxes, social contribution charges and benefits-in-kind granted that we paid to members of our Board of Directors, Board of Executive Officers and Fiscal Council for services in all capacities was R$10.5 million, R$7.5 million and R$7.8 million, respectively.

The table below sets forth the breakdown of the total compensation received by our directors and members of our Board of Executive Officers and Fiscal Council and other data related to their compensation for the periods indicated:

	2023	2022	2021
	(R$ in thousands)
Total compensation per administrative body
Board of Directors	2,185	1,872	1,771
Board of Executive Officers	7,919	5,345	5,776
Fiscal Council	354	331	296
Total amount of compensation	10,458	7,548	7,843
Number of members (in individuals)
Board of Directors	11	11	10

Board of Executive Officers	6	6	6
Fiscal Council	4	5	4
Fixed annual compensation
Salary
Board of Directors	3,855	1,440	1,362
Board of Executive Officers	4,054	2,729	2,940
Fiscal Council	272	255	228
Direct and indirect benefits
Board of Directors	503	432	409
Board of Executive Officers	1,991	1,311	1,396
Fiscal Council	82	76	68
Variable compensation
Bonus
Board of Directors	-	-	-
Board of Executive Officers	2,073	1,305	1,440
Fiscal Council	-	-	-
Maximum amount of compensation
Board of Directors	164	234	234
Board of Executive Officers	1,736	974	991
Fiscal Council	57	68	68
Minimum amount of compensation
Board of Directors	138	140	133
Board of Executive Officers	924	959	935
Fiscal Council	57	68	68
Average amount of compensation
Board of Directors	193	174	177
Board of Executive Officers	1,440	957	963
Fiscal Council	87	68	68

At our Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024, our shareholders approved the amount of R$10.5 million in aggregate compensation payable to the members of our Board of Directors, Fiscal Council and Board of Executive Officers in 2024.

Profit Sharing and Pension Plans

We have established a pension and benefit fund to provide our employees with retirement and pension benefits. The plans of employees who joined up to December 1, 2019, are managed by Fundação SABESP de Seguridade Social (“SABESPREV”), and new employees joining from January 1, 2020, are managed by Fundação CESP, both closed supplementary pension entities in self-management mode. This pension plan provides benefit payments to former employees and their families. Both we and our employees make contributions. Our ordinary contributions to the pension plan totaled R$40.9 million, R$39.4 million and R$35.4 million in the years ended December 31, 2023, 2022 and 2021, respectively. In addition to the pension plan under SABESPREV and Fundação CESP, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESP, which we called a plan G0. Based on independent actuarial reports, as of December 31, 2023, our obligation under these both plans (G0 and G1) totaled R$2,142.9 million. For more information on our pension plans, see Note 22 to our 2023 Consolidated Financial Statements included in this annual report.

Beginning in 2020, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$97.5 million, R$96.2 million and R$88.4 million in the years ended December 31, 2023, 2022 and 2021, respectively. We do not have a stock-option plan for our employees.

C.	Board Practices

The members of our Board of Directors are elected at an annual shareholders’ meeting to serve a two-year term. Such term may be renewed three consecutive times. Our Board of Directors ordinarily meets once a month or when called by a majority of the directors or the chairman. For more information, see “Item 6.A. Directors and Senior Management—Board of Directors.”

Our Board of Executive Officers consists of seven executive officers appointed by our Board of Directors for a two-year term. Such term may be renewed three consecutive times. Although our bylaws provide that the meetings of our Board of Executive Officers shall be held at least twice a month, meetings are held on a weekly basis or whenever called by our Chief Executive Officer or by two officers without specific designation jointly. For more information, see “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment. However, the director who is the representative of the employees will remain as an employee after his tenure, maintaining all benefits he was entitled to as an employee prior to his election.

Fiscal Council (Conselho Fiscal)

Our Fiscal Council, which is established on a permanent basis, consists of a minimum of three and a maximum of five sitting members and the same number of alternates. Our Fiscal Council currently consists of five sitting members and five alternates. All the current members of our Fiscal Council were elected at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024. Seven of these members were already part of our Fiscal Council and remained on the recommendation of our controlling shareholder. The primary responsibility of the Fiscal Council, which is independent from management and from the external auditors appointed by our Board of Directors, is to review our Consolidated Financial Statements and report on them to our shareholders. Our Fiscal Council generally meets once a month.

On April 25, 2024, our Ordinary and Extraordinary General Shareholders’ meeting was held, at which some of the more relevant matters voted on were the election of members of the Board of Directors to serve until the 2026 Annual Shareholders’ Meeting, the appointment of the chair of the Board of Directors, the election of members of the Fiscal Council to serve until the 2025 Annual Shareholders’ Meeting, the nomination of members to the Audit Committee and the election of members to the Eligibility Committee.

The following are the names, year of birth, position, date of election, and brief biographies of the current and alternate members of our Fiscal Committee as of the date of this annual report:

Fiscal Council Members	Year of Birth	Position	Date of First Mandate	Date of Election
André Isper Rodrigues Barnabé	1991	Member	May 4, 2023	April 25, 2024
Eduardo Alex Barbin Barbosa	1975	Member	August 24, 2023	April 25, 2024
Natália Resende Andrade Ávila	1987	Member	May 4, 2023	April 25, 2024
Carlos Augusto Gomes Neto(1)	1982	Member	April 26, 2024	April 25, 2024
Gisomar Francisco de Bittencourt Marinho	1964	Member (2)	April 26, 2024	April 25, 2024
Diego Allan Vieira Domingues	1983	Alternate	May 4, 2023	April 25, 2024
Itamar Paulo de Souza Júnior	1979	Alternate	August 24, 2023	April 25, 2024
Pedro Monnerat Heidenfelder	1986	Alternate	May 4, 2023	April 25, 2024
Gustavo Carvalho Tapia Lira	1978	Alternate	May 4, 2023	April 25, 2024
Ricardo Bertucci	1977	Alternate (1)	April 26, 2024	April 25, 2024
(1)	On the recommendation of our controlling shareholder, Carlos Augusto Gomes Neto will be replaced by Mr. Cleber Stefani at the next Extraordinary Shareholder’s Meeting, which will be held on May 27, 2024.
(2)	Member appointed by the minority shareholders.

André Isper Rodrigues Barnabé. Mr. Barnabé has been a member of our Fiscal Council since May 2023. He holds a bachelor’s degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP), a specialization degree in Economic Law from Fundação Getúlio Vargas of São Paulo (FGV-SP), and is enrolled in a master’s program in State Law at the University of São Paulo (USP). He worked at Queiroz, Maluf Sociedade de Advogados as an associate attorney from 2015 to 2017, at the São Paulo State Transport Regulatory Agency (ARTESP) as superintendent of the Institutional Affairs Office from 2017 to 2019, at the Santos Port Authority (SPA) as an advisor to the Business Development and Regulation Office in 2019, at Empresa de Planejamento e Logística S.A. (EPL) as an advisor to the Planning Office from 2019 to 2022, and at the IDB as a consultant for Products and External Services from 2022 to 2023. Since January 2023, Mr. Barnabé has been the Executive Secretary of Partnerships in Investments in the São Paulo State Government.

Eduardo Alex Barbin Barbosa. Mr. Barbosa has been a member of the Company’s Fiscal Council since August 2023. He holds a bachelor’s degree in law from Universidade Anchieta, postgraduate degrees in Public Law from the São Paulo School of Judicature and in Economics and Health Management from the Public Health School of the University of São Paulo, and an MBA in Government Management Policies from the Escola Paulista de Direito. Mr. Barbosa is currently the Chief of Staff of the Social Development Department of the São Paulo State. He was advisor to the CEO’s Office at the Foundation for Education Development between July 2020 and January 2023, Chief of Staff at the State Department of Health of the São Paulo State between January 2019 and July 2020, Legislative Legal Advisor at the São Paulo City Council between August 2018 and January 2019, Deputy Secretary of the Human Rights Department of the Municipality of São Paulo between June 2017 and August 2018, Technical Advisor at the Accounting Court of the São Paulo State between February 2015 and June 2017, Chief of Staff at the São Paulo State Department of Justice and Citizenship from February 2014 to February 2015, Cabinet Advisor at the São Paulo State Land Institute from February 2009 to February 2014, and also worked as a freelance lawyer from January 2005 to January 2009.

Natália Resende Andrade Ávila. Mrs. Ávila has been a member of our Fiscal Council since May 2023. Mrs. Ávila holds a degree in Engineering from the University of Brasília (UnB), in Law from the Higher Education Institution in Brasília (UniCEUB), and in Accounting from FIPECAFI. She is a specialist in Constitutional Law from Universidade Gama Filho, in Tax Law from Universidade Estácio de Sá, holds a master’s degree in Environmental Technology and Water Resources from UnB, is enrolled in a Master of Laws (LLM) program from the University of London, and in a Ph.D. program in Environmental Technology and Water Resources from UnB. She has been a Federal Prosecutor since 2015 and currently serves as Legal Consultant at the Ministry of Infrastructure. She was a Fiscal Council member at the Port of Santos (2019 to 2021) and served as Legal Advisor (2017 to 2019) and Chief of Staff (2018 to 2019) at the Special Secretariat of the Investment Partnership Program of the Brazilian Presidency. She also worked as a Substitute Legal Consultant – General Coordinator of Agreements (2016 to 2017) and Advisor in the Legal Consultancy to the Ministry of National Integration (2015 to 2016). She is also a sitting member of the Airport Infrastructure Regulation Committee of FGV Direito Rio and Coordinator of the National Chamber of Infrastructure and Regulation.

Carlos Augusto Gomes Neto. Mr. Gomes Neto has been a member of our Fiscal Council since April 2024. He works at the São Paulo State Department of Treasury and Planning as coordinator of Financial Administration, serving as director of the Department of Tax Policy Studies, and director of Collection, Billing, and Debt Recovery. He is a specialist fiscal assistant to the Executive Board of Tax Administration. He holds a bachelor’s degree in Information Systems from UNIGUAÇU, a postgraduate degree in Information Technology from FIA, and a Master’s degree in Economics from FGV.

Gisomar Francisco de Bittencourt Marinho. Mr. Marinho has been a member of our Fiscal Council, proposed by the minority shareholders, since April 2024. He holds a bachelor’s degree in Economics and a postgraduate degree in Economic Engineering and Industrial Administration from the Federal University of Rio de Janeiro (UFRJ), a master’s degree in Business Administration from COPPEAD/UFRJ and an MBA in Electric Energy Business Management by FGV/CEMAR. He is currently a consultant-project director at Galeazzi & Associados (since Aug/2023) and a member of the Board of Directors of Elestrobras S.A. (since Apr/2023). Mr. Marinho was the financial and investor relations administrative officer of Light S.A. between Feb/2021 and Oct/2022, financial and investor relations officer of Log-in Logísti-ca Intermodal S.A. between Aug/2018 and Aug/ 2020, financial and investor relations officer at Unidas S.A. between Jun/2011 and Mar/2018. At Cemar – Companhia Energética do Maranhão S.A. he served as financial administrative officer between Mar/2008 and May/2011, as financial administrative manager between Nov/2005 and Feb/2008 and as controller between Mar/2004 and Oct/2005. He was also general controller at Hotéis Othon S.A. between Aug/2003 and Feb/2004, financial administrative officer at Mastersaf – Tecnologia em Serviços de Legislação S.A. between Dec/2000 and Mar/2003, investor relations and financial planning manager at Lojas Americanas S.A. between Mar/1995 and Nov/2000 and administrative financial supervisor at Baker Hughes Equipamentos Ltda – Baker Oil Tools Division between Sep/1988 and Feb/1993.

Diego Allan Vieira Domingues. Mr. Domingues has been an alternate member of our Fiscal Council since May 2023. Mr. Domingues holds a bachelor’s degree in mechanical engineering from the Faculdade de Engenharia Industrial (FEI), is enrolled in a professional master’s program in Economics at Fundação Getúlio Vargas (FGV), and in a postgraduate program in Public Law and Public Management at Instituição Damásio de Jesus. He worked in Project Engineering at Mangels from 2005 to 2010, at the Financial Planning and Control Center of the São Paulo State Treasury Department as an analyst and director from 2010 to 2017, at the Fundação para o Desenvolvimento da Educação (FDE) as an advisor to the CEO’s office and Supervisor of Planning and Projects from 2017 to 2018, at the São Paulo State Treasury and Planning Department as coordinator of State Financial Administration in 2018, and as director of the São Paulo State Finance Department in 2021. Mr. Domingues was a member of the Fiscal Councils of Empresa Paulista de Planejamento Metropolitano S.A. (EMPLASA) from April 2018 to December 2020, Companhia Paulista de Obras e Serviços (CPOS) from April 2019 to March 2020, and Companhia Paulista de Securitização (CPSEC) from May 2020 to March 2022.

Itamar Paulo de Souza Júnior. Mr. Souza Júnior has been an alternate member of our Fiscal Council since August 2023. He holds a bachelor’s degree in advertising and marketing and a postgraduate degree in business management. He is currently a Coordinator at the Department of Social Development. He served as a Special Legislative Coordinator at the São Paulo City Council from May 2021 to January 2023, a Legislative Advisor at the São Paulo City Council from December 2019 to April 2021, a Coordinator at the São Paulo State Department of Social Development from May 2018 to December 2018, and he worked in commercial activities in the private sector.

Pedro Monnerat Heidenfelder. Mr. Heidenfelder has been an alternate member of our Fiscal Council since May 2023. Mr. Heidenfelder holds a bachelor’s a degree in Law from Universidade Federal Fluminense and has certificates in administrative justice and principles of administrative procedure and implications in administrative justice, with award-winning projects in public law and applied sciences from Universidade Federal Fluminense. He has been a São Paulo State Prosecutor since 2019.

Gustavo Carvalho Tapia Lira. Mr. Lira has been an alternate member of our Fiscal Council since May 2023. He holds a bachelor’s degree in Administration and a master’s degree in Political Economy, both from the Pontifical Catholic University of São Paulo. Since 2021, he has been Undersecretary of Budget at the Department of Budget and Management, and subsequently at the Department of Treasury and Planning. From 2013 to 2021, he was a technical advisor to the Office of the São Paulo State Secretariat of Planning and Management, Treasury and Planning and Projects, Budget and Management, heading the Economic Advisory area from 2015 to 2017, serving as Undersecretary of Planning and Budget in 2018, and being part of the Office of the Planning and Budget Coordination from 2019 to 2021. From 2009 to 2013, he held the position of Public Executive in the Economic Advisory of the Department of Economy and Planning. He also worked as a technician at the Fundação Procon-SP from 2005 to 2008. He currently serves as a member of the Board of Directors of EMTU. He has also served as a member of the Board of Directors of CETESB in 2018 and as a Fiscal Council member of the following entities: CETESB (2022-2023), FDE (2021-2023), CPTM (2020-2022), Desenvolve SP (2019-2020), Companhia Paulista de Parcerias (2018-2020), São Paulo Previdência (2016-2018), and CPETUR (2015-2016)

Ricardo Bertucci. Mr. Bertucci has been an alternate member of our Fiscal Council, proposed by the minority shareholders, since April 2024. He holds a bachelor’s degree in accounting from the Federal University of Paraná and a postgraduate degree in Controllership from FAE Business School. He is currently a partner at Audicontrol Auditoria e Controle (since 2011) and a partner at Audicontrol Contadores Associados (since 2016). He has experience in the accounting area for over 25 years, having worked in the auditing and control area since 2000. He serves as a member of the Fiscal Council of Alliança Saúde e Participações S.A. and Centrais Elétricas Brasileiras S.A. – Eletrobras and as na alternate member of the Fiscal Council of Equatorial Energia S.A, Celpa – Centrais Elétricas do Pará S.A., Cemar – Companhia Energética do Maranhão, Tijoá – Tijoá Participações e Investimentos S.A., CSE Energia – Centro de Soluções Estratégicas S.A., Sanepar – Companhia de Saneamento do Paraná and TPI – Triunfo Participações e Investimentos S.A.

Audit Committee

Our bylaws provide for an Audit Committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules. Our Board of Directors determined that Eduardo Person Pardini qualifies as a Coordinator and as Financial Expert under the SEC rules. The current members were appointed by the Board of Directors. Pursuant to our bylaws, the members of our Audit Committee may be appointed simultaneously to their election to the Board of Directors or by a subsequent resolution at a board of director’s meeting.

The Audit Committee is mainly responsible for assisting and advising the Board of Directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and Consolidated Financial Statements. The Audit Committee is also responsible for supervising all matters relating to the Code of Conduct and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related party’s transaction policy. The Audit Committee and its members have no decision-making powers or executive functions.

The minimum availability required from each member of the Audit Committee is thirty hours per month. Under our bylaws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the Ordinary and Extraordinary General Shareholders’ Meeting or by resolution of the Board of Directors. In the event that an Audit Committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the Audit Committee at least three years from the end of such member’s term. All of our Audit Committee members are independent.

We currently have three members on our Audit Committee. The following are their names, positions, and dates of election as of the date of this annual report:

Audit Committee Members	Position	Date of First Mandate	Date of Election
Eduardo Person Pardini	Coordinator and Financial Expert	May 4, 2023	April 25, 2024
Karolina Fonsêca Lima	Member	May 4, 2023	April 25, 2024
Karla Bertocco Trindade	Member	April 26, 2024	April 25, 2024

On April 25, 2024, our Ordinary and Extraordinary General Shareholders’ meeting was held, at which some of the more relevant matters voted on were the election of members of the Board of Directors to serve until the 2026 Annual Shareholders’ Meeting, the appointment of the chair of the Board of Directors, the election of members of the Fiscal Council to serve until the 2025 Annual Shareholders’ Meeting, the nomination of members to the Audit Committee and the election of members to the Eligibility Committee.

See curriculum vitae above in “—Board of Directors.”

Eligibility Committee

In accordance with Federal Law No. 13,303/2016, and pursuant to our bylaws, as approved at the extraordinary shareholders’ meeting held on April 27, 2018, we created an Eligibility Committee responsible for supervising the process for the appointment and evaluation of members of our Board of Directors, Board of Executive Officers and Fiscal Council.

This committee consists of up to three members, elected by the Ordinary and Extraordinary General Shareholders’ Meeting, without a fixed term of office. Members must have at least three years’ professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate.

The following are the names, positions and dates of election of the members of our Eligibility Committee:

Eligibility Committee	Position	Date of First Mandate	Date of Election
Jardel Rolando Almeida Garcia	Member	April 26, 2024	April 25, 2024
Michael Breslin	Member	April 26, 2024	April 25, 2024
Nilton João dos Santos	Member	April 26, 2024	April 25, 2024

Jardel Rolando Almeida Garcia. Mr. Almeida Garcia holds a bachelor’s degree in law from Universidade Candido Mendes, registered with the Supreme Court of the State of Colorado. He has an MBA in Telecommunications Regulation. He has been our Legal Superintendent since August 2023. He worked at Ball Corporation from November 2013 to April 2023 as Legal and Compliance Director for South America (Brazil, Argentina, Chile, Peru, Paraguay, Uruguay, Ecuador and Colombia). He worked at Construtora Queiroz Galvão S/A from June 2010 to October 2013 as head of the Legal Practice in Latin America and the Caribbean. He also worked at San Antonio International from May 2009 to May 2010 as Legal Manager for about a year, having been responsible for operations in Brazil. He worked at Bastos-Tigre, Coelho da Rocha e Lopes Advogados from February 2009 to April 2009 as a Senior Associate in the Infrastructure Sector, having also worked with mergers and acquisitions and Project Development/Financing.

Michael Breslin. Mr. Breslin holds a bachelor’s degree in Data Processing from the Faculdade de Tecnologia at Universidade Mackenzie, a postgraduate degree in Systems Analysis from the same university, and an MBA in Strategic Business Management from Fundação Getúlio Vargas (FGV). Mr. Breslin has been our Superintendent of Compliance and Risk since 2017 and coordinator of our Corporate Risk Management and Ethics Committees since 2018. He held the position of advisor to the Corporate Management Office between August 2011 and September 2017. Between June 2013 and September 2017, he served as Project Management Officer (PMO), leading the Financial and Supplies fronts in the SAP ECC ERP implementation project. Prior to that, he served as Senior Manager of Risk Management, Compliance and Internal Audit Management at Deloitte from 2002 to 2011.

Nilton João dos Santos. Mr. Santos holds a master's degree in business administration from Universidade Presbiteriana Mackenzie and a bachelor’s degree in Data Processing Technology from Universidade Cruzeiro do Sul. He has been our People Superintendent since 2016. He held the role of Department Manager of Human Resources Management from 1992 to 2015. He served as Health Officer of Sabesprev (our Social Security Foundation) from March 2015 to February 2016, responsible for the Health Plan management. Prior to that, he served as a member of the Decision-Making Board of Sabesprev from 2010 to 2014 and as a member of the Fiscal Council from 2016 to 2019. He was as coordinator and professor of the Lato Sensu graduate courses at Universidade Presbiteriana Mackenzie and a researcher between from August 2000 to June 2015.

Recent developments in the structure of the Board of Directors' committees

On October 19, 2023, our Board of Directors approved important developments for our corporate governance structure with the creation of three non-statutory advisory committees to the Board of Directors, namely the Sustainability and Innovation Committee, the Strategy and New Business Committee and the People and Culture Committee. The Board of Directors decided that these Committees should consist of at least 3 and at most 5 members of the Board of Directors.

Sustainability and Innovation Committee

The Sustainability and Innovation Committee is a reflection of our commitment to socio-environmental responsibility and the search for innovative solutions. Through this committee, we intend to integrate sustainable practices into all our operations, promoting innovation and competitiveness in a conscious way and aligned with the demands of contemporary society. Currently, the Sustainability and Innovation Committee has the specific tasks of supervising and dealing with issues and matters related to, without limitation: initiatives and projects related to innovation and new technologies, focused at competitiveness and socio-environmental and financial sustainability; technologies related to innovation and sustainability, including for the purpose of developing strategic projects for our business; policies, procedures and guidelines that are the responsibility of the Board of Directors and that should be observed by us and/or our subsidiaries regarding innovation and management of environmental, social and governance risks – ESG; initiatives aimed at human and social rights, as well as the implementation and maintenance of practices that foster diversity and inclusion in the various initiatives and projects related to climate transition, adaptation, and resilience, including but not limited to climate scenarios, low-carbon economy, and greenhouse gas management policy.

Strategy and New Business Committee

The Strategy and New Business Committee reflects the importance attached to human capital and the development of a solid and inclusive organizational culture. The Strategy and New Business Committee will be dedicated to promoting employee appreciation and development policies, ensuring a healthy, diverse and favorable environment for the professional and personal growth of all team members. Currently, the main objective of the Strategy and New Business Committee is to promote, discuss, review and supervise the initiatives and projects related to the elaboration and review of our corporate strategy, as well as new ventures. Its tasks include guiding the planning, negotiation and implementation of these initiatives, as well as dealing with issues such as potential negotiations and transactions, studies for participation in new businesses, strategic planning, market monitoring, analysis of technological trends, and definition of strategic policies and guidelines. The Strategy and New Business Committee aims to extract the best value for us and improve our market position, considering aspects such as structure, economic feasibility and alignment to the business strategy.

People and Culture Committee

The People and Culture Committee focuses on the definition of strategic guidelines that will drive our growth and expansion, aligned with our long-term objectives. The People and Culture Committee will be responsible for identifying business opportunities, assessing risks and defining the strategies necessary for the conquest of new markets and consolidation of the company's position as a relevant player in its industry. Currently, the main mission of this committee is to promote, review and supervise initiatives and projects to improve the management of our human capital, ensuring its strategic alignment. Its assignments include dealing with issues such as remuneration, recruitment, organizational culture, organizational redesign, performance goals, compensation plans, benefits, evaluation of the Board of Directors, recruitment of leaders, and management of relationships with trade unions and class entities. In addition, the People and Culture Committee addresses issues related to health, job safety, diversity and inclusion, as well as oversees performance assessment processes and sets goals for employees and management. This committee seeks to ensure the implementation and development of a healthy, equitable and productive work environment, contributing to our effective and sustainable development.

D.	Employees

One of our strategic guidelines is to value people. We have adopted the competency-based people management model, which is continually to ensure towards innovation, flexibility, continuous improvement, high performance and engagement of the workforce. The competency-based people management is a model that allows us to integrate our processes and includes continuous education, career management, quality of life, management of our organizational culture and well-being and human resources services, among others. The last organizational well-being survey was carried out in 2023 and applied by the global consulting company Great Place to Work. We obtained a favorability index of 64%, which means that 64% of respondents agree that Sabesp is a good place to work.

Our compensation policy is linked to our employees’ careers and salary plan set out in accordance with our competency management model and with the remuneration standards in our market sector. We have a profit-sharing program, through which we establish indicators and targets for our employees in order to encourage our employees to achieve corporate objectives and assess their performance.

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

As of December 31, 2023, we had 11,170 full-time employees (disregarding the 18 employees assigned by us to other State of São Paulo government bodies, the 36 employees working for labor unions and the 567 employees transferred by municipalities), no interns and 471 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, as amended.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

As of December 31,
	2023	2022	2021
Number of employees by category of activity:
Projects and operations	7,455	9,037	9,223
Administration	2,005	1,906	1,925
Finance	216	362	362
Marketing	1,493	995	1,005
Number of employees by corporate division:
Head office	687	1,426	1,400
São Paulo metropolitan region	5,651	5,586	5,721
Interior and coastal region	4,832	5,287	5,394
Total number of employees	11,170	12,299	12,515

The average tenure of our employees is approximately 21.8 years. We believe that our relations with our employees are generally satisfactory.

Approximately 65% of all our employees are members of unions, although all our employees are covered by the collective bargaining agreements of the union that represents them. The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo (“Sintaema”); (ii) the Union of Workers in Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira; (iii) the Union of Engineers of the State of São Paulo; (iv) the Union of Attorneys of the State of São Paulo; and (v) the Union of Industrial Technicians of the State of São Paulo.

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

The collective bargaining agreement signed in 2023, in force until April 2024, resulted in: (i) a salary increase of 4.52% (which corresponds to the inflation adjustment for the period); (ii) a 4.52% increase in meal vouchers; (iii) a 4.52%% increase in food assistance; (iv) a 4.52% increase in nursery stipends; (v) maintenance of the clause from the 2022/2023 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

In 2023, in order to streamline our operations, we launched the IDP to enable us to plan dismissals gradually and in accordance with our budgetary resources. Additionally, it allowed us to pass on knowledge, preventing our activities from being disrupted. A total of 1,854 employees joined the IDP, and as of December 31, 2023, 930 of our employees left the company. The remaining dismissals will take place until the end of June 2024. The IDP accounted for 81% of our dismissals for the year ended December 31, 2023, and the remainder were part of our normal course of business.

In addition, as provided for in State Law No. 17.853/2023, if our Proposed Privatization is consummated, we will not be able to terminate without cause any of our direct employees for a period of 18 months, counted from the date of the consummation of our Proposed Privatization.

In 2022 and 2021 there were no strikes. In 2023, we experienced two strikes lasting one day each, which did not interrupt the essential services that we provide. In our 50 years, there has been no record of strikes that have caused the complete interruption of our activities. This is because, according to Federal Law No. 7,783/1989, water treatment and supply and sewage collection and treatment services are classified as “essential activities”, which limits the right to strike in such a way that in the event a strike occurs, there must not be any interruption of essential services or activities. If the unions or employees fail to comply with this criterion, the strike becomes illegal, resulting in fines for the unions and the risk of termination for the employees involved.

To promote the health and safety of our employees, we maintain an occupational health and safety management system, which covers all our employees and is based on preventive and protective measures in order to avoid or minimize exposure of employees to the risks associated with work, as well as reducing or eliminating occupational accidents and diseases. In 2023, we recorded 117 accidents, with a frequency rate of 5.46 and a severity rate of 49. We recorded no deaths in 2023 and had 11 cases of employees on leave due to occupational diseases. The absenteeism rate recorded was 2.4%.

E.	Share Ownership

As of December 31, 2023, less than 1% of our common shares were owned by our directors, members of our Fiscal Council and executive officers. For more information, see “Item 7.A. Major Shareholder.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

As of the date of this annual report, our outstanding capital stock consists of 683,509,869 common shares, without par value. Under state laws, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights. The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2023:

	Shares	%
State of São Paulo(1)	343,506,670	50.3%
Directors, members of the Fiscal Council and executive officers	4,510	less than 1.0%
Others:
In Brazil	262,114,142	38.3%
Abroad (NYSE) (2)(3)	77,884,547	11.4%
Total(3)	683,509,869	100.0%

(1)	It includes 343,506,664 shares held by the Secretariat of Finance and Planning of the State of São Paulo (Secretaria da Fazenda e Planejamento do Estado de São Paulo) in addition to six shares held by Companhia Paulista de Parcerias, which is an entity controlled by the State of São Paulo.

(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank for our ADRs.

(3)	Each ADR corresponds to 1 share.

In the U.S., our common shares, which are evidenced by ADRs, are listed in the form of ADSs on the NYSE. As of December 31, 2023, 11.4% of our outstanding common shares were held in the United States in the form of ADSs. According to the ADR Depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of December 31, 2023, 26 recorded holders of ADSs in the United States.

On December 8, 2023, State Law No. 17,853/2023 was enacted and authorized the executive branch of the State of São Paulo to initiate our Proposed Privatization. If our Proposed Privatization is consummated, the State of São Paulo will no longer be our controlling shareholder with more than 50% of our equity stake. For more information, see “Presentation of Financial and Other Information—Proposed Privatization.”

B.	Related Party Transactions

 Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which is our controlling shareholder, and we expect to continue to do so. The State of São Paulo is our largest customer. It owns some of the facilities that we use in our business, it is one of the governmental entities that regulate our business, and it has assisted us in obtaining financing on favorable terms.

Many of our transactions with the State of São Paulo reflect policies of the State that depend on decisions of elected officials or public servants and are accordingly subject to change. Among the practices that could change are those described below concerning the provision of State of São Paulo guarantees, and the terms on which we use state-owned reservoirs.

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business. Gross revenue from sales to the State of São Paulo, including State of São Paulo entities, totaled R$776.0 million for the year ended December 31, 2023, R$662.0 million for the year ended December 31, 2022 and R$522.6 million for the year ended December 31, 2021. Our accounts receivable from the State of São Paulo for sanitation services totaled R$120.4 million, R$96.7 million and R$76.6 million, as of December 31, 2023, 2022 and 2021, respectively. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State of São Paulo, certain former employees of some state-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments. These rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State of São Paulo, and are claimed by us as reimbursements from the State, as primary obligor. In the years ended December 31, 2023, 2022 and 2021, we made payments to former employees of R$214.0 million, R$205.2 million and R$185.4 million, respectively in respect of Plan G0. The State of São Paulo made reimbursements in the years ended December 31, 2023, 2022 and 2021 in the amounts of R$189.7 million, R$186.7 million and R$179.8 million, respectively.

Agreements with the State of São Paulo

In September 1997, we and the State of São Paulo entered into a memorandum of understanding providing that we would, in effect, apply dividends we declared that were otherwise payable to the State of São Paulo to offset accounts receivable in connection with the provision of water and sewage services to the State of São Paulo and its controlled entities.

On December 11, 2001, we entered into an agreement with the State of São Paulo and the DAEE. Pursuant to this agreement, the State of São Paulo acknowledged and agreed, subject to an audit by a state-appointed auditor, to pay us amounts it owed to us in respect of:

•	water and sewage services we provided to governmental agencies, State of São Paulo owned autonomous entities and foundations through December 1, 2001, and that was not offset in accordance with the September 1997 memorandum of understanding, in the total amount of R$358.2 million. This amount was renegotiated and included in the second amendment to this agreement discussed below; and

•	supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State of São Paulo to former employees of the state-owned companies which merged to form our company; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State of São Paulo, in the total amount of R$320.6 million. This amount was renegotiated and included in the third amendment to this agreement discussed below.

The agreement provided that the DAEE would transfer to us ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs (“the reservoirs”), which form the Alto Tietê production system, and that the fair value of these assets would reduce the amounts owed to us by the State of São Paulo.

Under the December 2001 agreement, in 2002, a state-owned construction company (Companhia Paulista de Obras e Serviços), on behalf of the State of São Paulo, and an independent appraisal firm (Engenharia de Avaliações), on our behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports. This amount was updated until September 2008 according to IPCA index and amounted to R$696.3 million.

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State of São Paulo is to make payments in 114 consecutive monthly installments. The nominal amount owed by the State of São Paulo would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M index, plus 6.0% per year, starting on the date the first installment becomes due.

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State of São Paulo, brought a civil public action in a Trial Court of the State of São Paulo (12ª Vara da Fazenda Pública do Estado de São Paulo) alleging that the transfer to us of ownership of the Alto Tietê production system reservoirs from the DAEE would be illegal. An injunction against the transfer of ownership of those reservoirs was granted but was later reversed. However, in October 2004, the Trial Court of the State of São Paulo declared the agreement between us, DAEE and State of São Paulo to be null and void. Appeals in higher courts were also judged unfavorably. We have assessed that it is probable that we will ultimately not prevail in our appeal, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State of São Paulo. The December 2001 agreement also provided that the legal advisors of the State of São Paulo would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State of São Paulo. The commencement of payments with respect to pension amounts owed to us by the State of São Paulo has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs are formalized. As discussed above, the transfer of these reservoirs is currently being disputed and we are not certain whether the transfer will be legally permitted. Under the December 2001 agreement, the first payment was to be made in July 2002.

On March 22, 2004, we and the State of São Paulo entered into a first amendment to the December 2001 agreement in which the State of São Paulo acknowledged that it owed R$581.8 million to us relating to unpaid accounts receivable through February 29, 2004, and we acknowledged that we owed R$518.7 million to the State of São Paulo as dividends, in the form of interest on shareholders’ equity. Accordingly, we and the State of São Paulo agreed to offset each other’s credit up to the limit of R$404.9 million, which was an amount adjusted through February 2004. The outstanding balance of R$176.9 million (as of February 29, 2004) of the State of São Paulo’s consolidated debt would be paid in consecutive monthly installments from May 2005 until April 2009. These installments would be indexed according to the IPCA index, plus an interest rate of 0.5% per month. Upon the execution of the first amendment, part of the debt that the State of São Paulo owed to us for the use of water and sewage services through February 2004 was offset by the debt that we owed to the State of São Paulo as dividends, in the form of interest on shareholders’ equity. The outstanding balance of R$113.8 million as dividends in the form of interest on shareholders’ equity that we owed to the State of São Paulo was netted against accounts overdue after February 2004. The first amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State of São Paulo to former employees of the state-owned companies.

On December 28, 2007, we and the State of São Paulo entered into a second amendment to the December 2001 agreement, pursuant to which the State of São Paulo agreed to pay: (i)    the outstanding balance under the first amendment, in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and (ii) the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services. As part of this amendment, we agreed to pay during the period from January through March 2008 the outstanding balance of dividends in the amount of R$400.8 million, in the form of interest on shareholders’ equity, due from March 2004 through December 2006. We paid these amounts as agreed. Under the second amendment, dividends payable by us are no longer required to be applied to offset accounts receivable from the State of São Paulo, and as a result, we are currently unable to determine the amount, if any, of the declared dividends that the State of São Paulo will apply to current and future accounts receivable owed to us by the State of São Paulo or its entities. In addition, pursuant to the second amendment, we and the State of São Paulo agreed to comply with certain mutual obligations relating (i) to the improvement of payment processes and budget management procedures; (ii) the rationalization of the use of water and the volume of water and sewage bills under the responsibility of the State of São Paulo; (iii) the recording of government entities with accounts overdue in a delinquency system or reference file; and (iv) the possibility of interrupting water supply to these entities in case of non-payment of water and sewage bills. Finally, this second amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State of São Paulo to former employees of the state-owned companies that merged to form our Company.

  In 2007, we received payment installments from the State of São Paulo in the amount of R$326.0 million. As of December 31, 2007, our dividends payable to the State of São Paulo, due from 2004 through 2007, were in the amount of R$552.0 million. We are currently unable to determine the amount, if any, of the declared dividends that the State of São Paulo will apply to current and future accounts receivable owed to us by the State of São Paulo or its entities. The second amendment no longer requires that dividends be applied to offset accounts receivable from the State of São Paulo.

On March 26, 2008, we entered into a commitment agreement (termo de compromisso) with the State of São Paulo with the purpose of finding an alternate solution to the deadlock related to the amount owed by the State of São Paulo to us in connection with the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State of São Paulo to former employees of the state-owned companies which merged to form our Company. In this agreement, we and State of São Paulo committed to hiring specialized companies to carry out new valuations of the amounts owed to us by the State of São Paulo and of the reservoirs. An independent consulting firm, FIPECAFI, has been retained to resolve the disagreement and validate the amount we paid from March 1986 through November 2001 on behalf of the State of São Paulo to former employees of the state-owned companies that merged to form our Company, which the State of São Paulo has not yet agreed to reimburse us hereinafter referred to as the “Disputed Amount.” In addition, FIPECAFI performed, together with another independent consulting firm, a new evaluation of the reservoirs that might be transferred to us as amortization of the reimbursement payable by the State of São Paulo to us.

On November 17, 2008, we, the State of São Paulo and DAEE entered into a third amendment to the December 2001 agreement, pursuant to which the State of São Paulo recognized a debt balance payable to us totaling R$915.3 million, hereinafter referred to as the “Undisputed Amount,” as adjusted by the IPCA index. We accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Amount and offered to the State of São Paulo a provisional settlement, recognizing a credit totaling R$696.3 million, corresponding to the value of the reservoirs located in the Alto Tietê region. We and the State of São Paulo have agreed that the final offset will only be recorded when the effective transfer of the reservoirs is recorded at the Real Estate Registry. The outstanding balance of Undisputed Amount, amounting to R$219.0 million, was being paid by the State of São Paulo in 114 consecutive monthly installments and was totally paid in 2018.

On March 18, 2015, we, the State of São Paulo and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement for R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015. On July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State of São Paulo’s Official Gazette (Diário Oficial do Estado de São Paulo), preventing the transfer of the reservoirs to us until the judgment is final and no longer subject to appeal.

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

Given that the lawsuit regarding the transfer of the reservoirs is pending final and unappealable court decision, the agreement also provides for the following:

•	If transfer is possible and the reservoirs are effectively transferred to us and registered at the authority’s office, we will reimburse to the State of São Paulo the amounts paid in replacement of the reservoirs (principal amount) in 60 monthly installments adjusted by the IPCA index until the payment date of each installment; and
•	If the transfer of the reservoirs is not possible, the State of São Paulo will pay us, in addition to the principal amount, an additional amount of R$316.0 million due to inflation (adjusted through February 2015) in 60 installments, beginning in April 2030. The amount will be adjusted based on the IPCA index at the start date of payments and, as of that date, by the IPCA plus interest of 0.5% per month applied to the amount of each installment. In July 2022, R$325.6 million related to the adjustment for inflation until that date was recorded at present value.

In addition to the Undisputed Amount, there is an outstanding balance relating to the Disputed Amount. As of December 31, 2023, the Disputed Amount amounted to R$1,583.4 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 11 to our 2023 Consolidated Financial Statements included in this annual report regarding the Disputed Amount. We and the State of São Paulo have agreed that the dispute relating to the Disputed Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

In addition, the third amendment to the December 2001 agreement provides for the regularization of the monthly flow of benefits. While we are liable for the monthly flow of benefits to the former employees of the state-owned companies that merged to form our Company, the State of São Paulo shall reimburse us based on criteria identical to those applied when determining the Undisputed Amount. Should there be no preventive court decision, the State of São Paulo will assume the flow of monthly payment of benefits portion deemed as undisputed.

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Amount. At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State of São Paulo to a conclusion. However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Amount refuted the reimbursement of the largest portion of this amount. As of December 31, 2023, we had made a provision of R$2,098.6 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

Even though the negotiations with the State of São Paulo are still progressing, we cannot assure you that we will recover the receivables related to the Disputed Amount.

We have not waived the receivables from the State of São Paulo to which we consider ourselves to be legally entitled. Accordingly, we will take all possible actions to resolve the issue at all administrative and court levels. On March 24, 2010, we sent the controlling shareholder the official letter approved by our executive committee, proposing that the matter be discussed at the B3 Arbitration Chamber. In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/1958.

Agreement with the State and the city of São Paulo

On June 23, 2010, the State of São Paulo and the city of São Paulo executed an agreement in the form of a convênio, to which we and ARSESP consented, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis. The principal terms of this convênio were:

•	the State of São Paulo and the city of São Paulo would execute a separate agreement with us, granting us exclusive rights to provide water and sewage services in the city of São Paulo;
•	ARSESP would regulate and oversee our activities regarding water and sewage services in the city of São Paulo, including tariffs;
•	a management committee (Comitê Gestor), consisting of six members appointed for two-year terms, with the State of São Paulo and the city of São Paulo given the right to appoint three members each, would be responsible for planning water and sewage services for the city and for reviewing our investment plans; and
•	we may participate in management committee meetings but may not vote.

In application of the convênio, we executed a separate contract with the State of São Paulo and the city of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years. The principal terms of this contract are:

•	the total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the city of São Paulo, net of the taxes on revenues.
•	we must transfer 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), established by Municipal Law No. 14,934/2009.
•	our investment plan must be compatible with the sanitation plans of the State of São Paulo, the city of São Paulo and, if necessary, the São Paulo metropolitan region.
•	ARSESP will ensure that the tariffs will adequately compensate us for the services we provide and that tariffs may be adjusted in order to restore the original balance between each party’s obligations and economic gain (equilíbrio econômico financeiro).
•	we are responsible for paying the municipal urban property tax (Imposto Predial e Territorial Urbano – IPTU) and the federal rural property tax (Imposto Territorial Rural – ITR) for our properties located in the city of São Paulo.

We currently have an investment plan in place that reflects our obligations under the convênio and addresses their compatibility with the sanitation plans of the State of São Paulo, the city of São Paulo and, if necessary, the São Paulo metropolitan region. The investment plan is not irrevocable and is reviewed every four years by our management committee. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Certain terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.”

Dividends

We regularly pay dividends to our shareholders, including the State of São Paulo. In the past, we have withheld part of the dividends to which the State of São Paulo was entitled in order to offset it against our pending receivables from the State of São Paulo as described above.

In accordance with our agreements with the State of São Paulo, we do not anticipate that we will withhold dividends to which the State of São Paulo was entitled in order to offset it against our pending receivables from the State of São Paulo in the near future.

Government Guarantees of Financing

In some situations, the federal government, the State of São Paulo or government agencies guarantee our performance under debt- and project-related agreements.

Furthermore, the federal government has guaranteed, and the State of São Paulo has provided a counter-guarantee, in respect of the financial agreements we entered into with the IDB (i) in 1992 and 2000 for the total original aggregate amount of US$600 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project; and (iii) in 2019 for the aggregate amount of U.S.$300 million related to the financing of the fourth phase of the Tietê River project. The federal government has also guaranteed, and the State of São Paulo has provided a counter-guarantee, in respect of the financial agreement we entered with the IBRD (i) in 2009 for the amount of US$100 million for the Water Source Program (Programa Mananciais); and (ii) in 2019 for the amount of U.S.$250 million related to the financing of the Sustainable and Inclusive Sanitation Program (Programa Saneamento Sustentável e Inclusivo).

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

Use of Reservoirs

We withdraw water for use in the São Paulo metropolitan region from the Guarapiranga and Billings reservoirs. We do not pay any fees for the use of these reservoirs, although we are responsible for maintaining them and funding their operating costs. The State of São Paulo incurs no operating costs on our behalf.

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

On April 11, 2016, we were also named in a separate lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE. On August 7, 2017, we were named in a new lawsuit against us, EMAE and ANEEL, brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. The settlement agreement between EMAE and us does not necessarily put an end to the separate lawsuits. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo — Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE.”

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State of São Paulo to make a different decision regarding water use from what was agreed between EMAE and the State of São Paulo, our ability to withdraw water from the Guarapiranga and Billings reservoirs may be compromised. If we were no longer able to withdraw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations. In addition, we may be ordered to pay any indemnity to EMAE if the agreement is judicially invalidated, which could have material adverse effects on our financial condition and operating results.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State of São Paulo entities and municipalities, which manage approximately 11,527 properties. Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement PURA, which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us. These agreements are valid for a 12-month term with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State of São Paulo government, under which the expenses are fully passed on and monetarily reimbursed. The expenses related to personnel assigned by us to other State of São Paulo government entities in the years ended December 31, 2023, 2022 and 2021 amounted to R$8.2 million, R$0.8 million and R$0.7 million, respectively.

In the years ended December 31, 2023, 2022 and 2021, we did not incur any expenses related to personnel assigned by other entities.

Non-operating Assets

As of December 31, 2023 and 2022, we had an amount of R$3.6 million related to a land and lending structures.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s Board of Directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation. Both we and our employees make contributions to SABESPREV pension plans. We contributed R$27.4 million, R$25.4 million and R$22.4 million in the years ended December 31, 2023, 2022 and 2021, respectively. On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (“Defined Benefit Plan”) has an actuarial deficit which are being equalized in accordance with Complementary Law No. 109/2001 and the Brazilian regulation. We have commenced studies to manage this deficit and have also created a new Defined Contribution Plan (SABESPREV Mais) for new employees. Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members. Contributions to the new plan are also shared between plan members and us, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins. This balance consists of contributions and profitability obtained when applying resources. We intended to have members of the old plan migrate their reserves to the new plan. This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex-employees. In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made. This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan. In September 2012, the judge presiding over the case ordered a financial expert inspection and in early 2013 a financial expert was appointed to the case. The results of this inspection were unfavorable to the representative entities for our employees and ex-employees and in 2016 the proceeding was dismissed, revoking the interim decision made in October 2010.

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

Compensation of Management

The compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council amounted to R$8.6 million, R$6.2 million and R$6.4 million in the years ended December 31, 2023, 2022 and 2021, respectively, and it refers to salaries and other short-term benefits management. An additional R$1.9 million, R$1.3 million and R$1.4 million related to the bonus program was accrued to executive officers in the years ended December 31, 2023, 2022 and 2021.

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

As of December 31, 2023, the principal and interest balance of this agreement was zero as we settled this loan and paid it in full in July 2023, recorded as current assets under “Other Assets.”

Águas de Andradina

We granted a loan to the SPE Águas de Andradina S/A to finance the operations of this company.

As of December 31, 2023, the balance of principal and interest of this agreement totaled R$0.7 million and R$2.8 million, recorded under current assets and noncurrent assets, respectively, in “Other assets” at CDI + 3% p.a.

We signed the loan agreement on August 17, 2021. The principal with the readjustment, accrued interest and any taxes levied thereon will be due by August 31, 2025.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low-income families, of which 80% of the capital expenditures should be provided by the State of São Paulo government and 20% by us.

The program brought more comfort and health to 29.7 thousand families (104 thousand people) with sewage connections, new internal installations and replacement of precarious and irregular sewage pipes, providing safe and legally compliant infrastructure to these households.

In 2019, the original term of the program provided for in State Decree No. 58,208/2012 expired and the program was suspended between 2020 and 2022. In February 2022, our Board of Directors approved the renewal of the program. In December 2022, the State of São Paulo government published State Decree No. 67,298, which extended the Pro-Connection Program for a further five years.

On December 8, 2023, the State of São Paulo government published State Law No. 17,853/2023, which authorized the executive branch of the State of São Paulo to implement measures for our Proposed Privatization and created the FAUSP, which will be administered by a Guidance Council. For more information about the duties of the Guidance Council, see “Presentation Of Financial And Other Information—Proposed Privatization.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

For more information, see “Item 18. Consolidated Financial Statements.”

Legal Proceedings

We are currently subject to several legal proceedings relating to civil (including customer and supplier), tax, labor, corporate and environmental issues arising in the normal course of our business. These claims involve substantial amounts of money and other remedies. As of December 31, 2023, the total estimated amount of claims related to our legal proceedings was R$57.1 billion (net of R$263.8 million in court deposits), including contingent liabilities and remote loss contingencies. Several individual disputes account for a significant part of the total amount of claims against us.

We recognized provisions for all amounts in dispute that represent a present obligation as a result of a past event and where it is probable that there will be an outflow to settle this obligation in the view of our legal advisors and in light of precedents that cover laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2023, the total amount of accrued provisions for claims with a probable likelihood of loss was R$1.8 billion (net of R$132.8 million in court deposits). As of December 31, 2023, claims classified as contingent liabilities amounted to R$55.2 billion, of which R$10.1 billion relate to claims where we classified the risk of loss as possible and R$45.1 billion relate to claims where we classified the risk of loss as remote. In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business—Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results” for further information on this matter.

The table below sets out our provisions and escrow deposits per type of claim as of December 31, 2023:

As of December 31, 2023
	Provisions for probable claims	Escrow deposits	Provisions net of deposits
Types of Claims		(in millions of reais)
Customer claims	175.3	(6.0)	169.2
Supplier claims	334.3	(91.0)	243.3
Other civil claims	128.0	(1.2)	126.8
Tax claims	101.8	(18.2)	83.6
Labor claims	727.1	(16.2)	710.9
Environmental claims	492.7	(0.1)	492.6
Total	1,959.2	(132.8)	1,826.4

Civil Claims (including Customer and Supplier Claims)

Our civil, customer and supplier claims refer mainly to (i) indemnities for material damage, moral damage, and loss of profits allegedly caused to third parties, such as through vehicle accidents, insurance claims, challenges on the tariff billing method, among others, filed at different court levels; (ii) challenge of the tariffs. In those lawsuits, customers claim that their tariffs should be equal to those of other consumer categories, or claim for the reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by us, or claim for the reduction of tariffs for being eligible to be in the Residential Social or Residential Vulnerable categories; and (iii) monetary adjustment updates and claims regarding economic-financial imbalance in contracts filed by certain suppliers. As of the date of this annual report, these cases are in progress in various judicial instances.

As of December 31, 2023, our provisions for civil claims (including customer and supplier claims), net of judicial deposits, amounted to R$539.3 million, of which R$169.2 million related to customer claims, R$243.3 million related to supplier claims and R$126.8 million related to other civil claims, as set out in the table above and as further detailed in Note 20 to our 2023 Consolidated Financial Statements.

As of December 31, 2023, the main civil claims we were a party to are described below:

•	Lawsuit No. 0009597-63.2002.8.26.0053 filed by us: We filed a lawsuit against Concessionária Ecovias dos Imigrantes S.A. requesting to access certain areas necessary to implement sanitation works along the highways of Anchieta – Imigrantes system, free of charge and based on a concession agreement. If an unfavorable judgement is rendered against us, we may be financially impacted, since we will need to start making payments to Concessionária Ecovias dos Imigrantes S.A. for the use of these areas. As of the date of this annual report, the lawsuit is awaiting trial. As of December 31, 2023, we were unable to assess the amount involved in this lawsuit but assess the risk of loss as probable.

•	Lawsuit No. 0026962-04.2000.8.26.0053 filed by Conserta Comércio e Construções Ltda.: Conserta Comércio e Construções Ltda. filed a lawsuit against us, questioning, among others, (i) the unilateral termination of an administrative contract; (ii) the prohibition of contracting with us; and (iii) payment of penalties. As of the date of this annual report, Conserta filed a motion to challenge a special appeal (agravo em recurso special), which is awaiting judgement. As of December 31, 2023, we recorded a provision of R$7.5 million for the part of the lawsuit for which we assess the risk of loss as probable. We assessed the risk of loss for the remainder as remote in the amount of R$366.6 million.

•	Lawsuit No. 2263215-97.2021.8.26.0000 filed by Subcondominio Eldorado Business Tower (“Eldorado”) (Main File No. 1011195-34.2020.8.26.0011):: Eldorado filed a lawsuit – declaratory action combined with a request for restitution of undue payments – against us, seeking to have the right to charge consumption for the supply of water and sewage collection for commercial use. The court recognized this claim as an “incident of repetitive demands” (incidente de demandas repetivas – IRDR), which is intended to align the jurisprudence on this subject matter. As of the date of this annual report, as a result of a decision favorable to us, Eldorado filed a special appeal, which is pending judgment. As of December 31, 2023, we were unable to assess the amount involved in this lawsuit but assess the risk of loss as possible.

•	Lawsuit No. 0161765-88.2011.8.26.0100 filed by Associação dos Aposentados e Pensionistas – “AAPS” (Compliance with Sentence No. 0056668-84.2020.8.26.0100): The AAPS filed a lawsuit against us, among others, seeking the maintenance of the health plan under the same conditions, with the payment of an amount equivalent to twice the amount paid by the retiree, which was decided against us. As of the date of this annual report, the enforcement of the judgment was suspended due to a new settlement agreement entered into by the parties. As of December 31, 2023, the amount involved in this lawsuit was R$19.6 million and we assess the risk of loss as possible.

•	Lawsuit No. 0017957-69.2004.8.26.0100 filed by Etesco Construções e Comércio Ltda.: Etesco Construções e Comércio Ltda. filed a claim against us, claiming breach of contract and payment of losses and damages. The lawsuit was now converted to a special appeal, which as of the date of this annual report is pending judgement. As of December 31, 2023, the amount involved in this lawsuit was R$461.9 million and we assess the risk of loss as remote.

•	Public Civil Action No. 1064120-94.2021.8.26.0100 filed by the Public Prosecutor’s Office: The Public Prosecutor’s Office filed a public civil action against us, asking us to stop charging the minimum consumption tariff to multiple units when there is only one water meter in the property. This action has been suspended in the first instance due to the revision of the Superior Court of Justice’s Theme 414/STJ (Tema 414/STJ) (special appeal No. 1.937.891). As of December 31, 2023, we were unable to assess the amount involved in this lawsuit but assess the risk of loss as possible.

•	Public Civil Action No. 1113127-60.2018.8.26.0100 filed by the Association for the Defense of Consumer Rights (“Assecivil”): Assecivil filed a public civil action against us, seeking for us and others to stop charging the contingency tariff and, as a result, to refund any amounts allegedly overcharged, among others. As of the date of this annual report, Assecivil filed an appeal, which was denied. As of December 31, 2023, we were unable to assess the amount involved in this lawsuit but assess the risk of loss as remote.

Tax Claims

Tax claims refer mainly to issues related to tax collections and fines in general which are being challenged due to disagreements regarding notification or differences in the interpretation of legislation by our management. As of December 31, 2023, our provision for tax claims, net of judicial deposits, amounted to R$83.6 million, as set out in the table above and as further detailed in Note 20 to our 2023 Consolidated Financial Statements.

As of December 31, 2023, the main tax claims we were a party to are described below:

•        Tax Foreclosure No. 0042514-40.1100.8.26.0090 filed by the Municipality of São Paulo (Prefeitura de São Paulo): The Municipality of São Paulo (Prefeitura de São Paulo) filed a tax foreclosure against us, requesting us to pay unpaid ISS for sewage services, and penalties for the failure to comply with certain obligations during the period between January 2003 and May 2006. This tax foreclosure remains suspended as of the date of this annual report. As of December 31, 2023, the amount involved in this tax foreclosure was R$216.7 million and we assess the risk of loss as remote.

•        Tax Foreclosure No. 0045219-11.1100.8.26.0090 filed by the Municipality of São Paulo (Prefeitura de São Paulo): The Municipality of São Paulo (Prefeitura de São Paulo) filed a tax foreclosure against us, requesting us to pay unpaid ISS for sewage services, as well as penalties for the failure to comply with certain obligations during the period between January 2003 and May 2006. This tax foreclosure remains suspended as of the date of this annual report. As of December 31, 2023, the amount involved in this tax foreclosure was R$825.1 million and we assess the risk of loss as remote.

•        Administrative Infraction Notice No. 19515003023200606 filed by the Brazilian Federal Tax Revenue: The Brazilian Federal Tax Revenue issued an administrative infraction notice against us for alleged non-compliance with the legislation on corporate income tax, social contribution on net income, withholding income tax and tax on industrialized products in 2001. As of the date of this annual report, the case is awaiting trial before the Administrative Tax Appeals Council (Conselho Administrativo de Recursos Fiscais). As of December 31, 2023, in respect of this lawsuit we assess the risk of loss as (i) remote for R$514.6 million; and (ii) possible for R$59.5 million.

Labor Claims

We are a party to several labor claims, involving issues such as overtime, shift schedules, additional payment due to unhealthy and hazardous work conditions, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels. In addition, there are currently approximately 500 individual claims questioning the legality of our salary and position plan due to the absence of seniority-based promotion criteria. All of these lawsuits are in the initial phase, and we assess the risk of loss as possible. As of December 31, 2023, our total provision for labor claims, net of judicial deposits, amounted to R$710.9 million, as set out in the table above and as further detailed in Note 20 to our 2023 Consolidated Financial Statements included in this annual report.

As of December 31, 2023, the main labor claims we were a party to are described below:

•	Public Civil Action No. 0066100-26.2009.5.02.0038 filed by Sindicato dos Engenheiros no Estado de São Paulo (“SEESP”): SEESP filed a public civil action against us, seeking, (i) the suspension of all dismissals without cause resulting from the TAC; (ii) the annulment of the Conduct Adjustment Agreement entered by us with the Labor Public Prosecutor’s Office (“TAC”); (iii) the immediate reinstatement of employees dismissed as from April 1, 2009, with the payment of salaries and other rights; (iv) for us to refrain from dismissing without cause any employee who already retired and those who will retire under the INSS; and (v) payment of a fine to the Worker Support Fund (Fundo de Amparo ao Trabalhador), in case of non-compliance with obligations. As of the date of this annual report, this action is awaiting a judgment on its merits. As of December 31, 2023, we assess the risk of loss as possible.

•	Public Civil Action No. 0000025-14.2015.5.02.0064 filed by Labor Public Prosecutor’s Office: The Labor Public Prosecutor’s Office filed a public civil action against us, seeking for us to refrain from outsourcing essential services and activities and, in the event of non-compliance with such obligation, payment of daily fines. The Labor Public Prosecutor’s Office appealed against the decision that dismissed the action, and as of the date of this annual report, the action is awaiting judgement before the Superior Labor Court (“TST”). As of December 31, 2023, the amount involved in this action was R$217.4 million and we assess the risk of loss as possible.

•	Public Civil Action No. 0060800-58.2006.5.02.0048 filed by AAPS: The AAPS filed a public civil action against us, seeking for us to reclassify the retirees and pensioners based on our new positions/roles structure and pay the benefits applicable to their role in the new structure. Although the lawsuit has not yet reached a final decision, AAPS has begun the provisional enforcement of the conviction, in order to guarantee the credit of all 2,873 members in a single lawsuit. The Superior Labor Court (TST) ruled in favor of AAPS and we appealed this decision to the STF, including the decision that AAPS can proceed with the enforcements upon presentation of powers of attorney in favor of each attorney, which are pending trial as of the date of this annual report. As of December 31, 2023, we recorded a provision of R$417.1 million for the part of the lawsuit for which we assess the risk of loss as probable. We assessed the risk of loss for the remainder as remote in the amount of R$1,373.6 million.

•	Collective Labor Actions No. 1001005-47.2019.5.02.0049, 1001008-43.2019.5.02.0003, 1001042-62.2019.5.02.0053, 1001028-41.2019.5.02.0033 and 1000987-07.2019.5.02.0023 filed by Sintaema: Sintaema filed collective labor actions against us, requesting us to pay employees the difference between the payments received and the highest amount paid to a worker who performs the same function (paradigm). As of the date of this annual report, Sintaema’s appeal against the decision that dismissed the claim is awaiting judgment of admissibility. As of December 31, 2023, the amount involved in these lawsuits was R$658.4 million and we assess the risk of loss as possible.

•	Collective Labor Action No. 1000863-10.2021.5.02.0005 filed by Sintaema: Sintaema filed a collective labor action against us, requesting us to pay the defendants (managers) the difference between the payments received and the highest amount paid to a worker who performs the same function (paradigm). The action was dismissed without resolution on the merits; however, in an appeal to the Superior Labor Court (TST), it ordered the return of the case to the lower court so that the Sintaema’s claim could be analyzed. In a new first-instance judgment, the ruling was favorable to us. As of the date of this annual report, Sintaema appealed the first-instance decision, and this appeal is awaiting judgment. As of December 31, 2023, the amount involved in this action was R$1.3 billion and we assess the risk of loss as possible.

Environmental Claims

We are subject to administrative and judicial environmental claims, including claims initiated by CETESB, the State of São Paulo Public Prosecutor Office and non-governmental organizations. As of December 31, 2023, our provision for environmental claims, net of judicial deposits, amounted to R$492.6 million, as set out in the table above and as further detailed in Note 20 to our 2023 Consolidated Financial Statements included in this annual report.

These claims result from alleged environmental damage and relief sought against us including, but is not limited to: (i) cessation of the release of raw sewage into certain local bodies of water; (ii) remedies, in some cases, for environmental damages that have not yet been specified and evaluated by the court’s technical experts; (iii) requirements to install and operate sewage treatment facilities in locations referred to in the civil public actions; and (iv) imposition of a limit on water extracted from the water springs most affected by the water crisis. In certain cases, we are subject to daily fines for non-compliance. In our response to these claims, we note that the installation and operation of sewage treatment facilities in locations referred to in the civil public actions is included in our investment plan. There have already been unfavorable judicial decisions against us and their effects may include: (i) early execution of works or services that were considered for execution in future years in our long-term investment plan; (ii) payments related to environmental indemnification and/or recovery; and (iii) a negative impact on our image in national and international markets and in public bodies.

As of December 31, 2023, the main environmental claims we are party to are described below:

•	Public Civil Action No. 0005930-92.2014.4.03.6109 filed by the MPF and the Public Prosecutor’s Office of the State of São Paulo: The MPF and the Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, questioning the water management of the Cantareira System, including our authorization (outorga), among others. As of the date of this annual report, the action is waiting for the closing arguments. As of December 31, 2023, the amount involved in this action was R$3.5 million and we assess the risk of loss as possible.

•	Public Civil Action No. 1045396-33.2014.8.26.0053 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, questioning the water management of the Alto Rio Tietê Producer System, including our authorization (outorga), among others. The appeal of Public Prosecutor’s Office of the State of São Paulo is currently awaiting judgment. As of December 31, 2023, the amount involved in this lawsuit was R$1.7 million and we assess the risk of loss as remote.

•	Public Civil Action No. 1000060-22.2015.8.26.0198 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, claiming, among others: (i) the cessation of sewage discharge; (ii) the comprehensive promotion of the collection and treatment of domestic and industrial sewage generated in the municipality; and (iii) the compensation resulting from environmental and public health damages. As of the date of this annual report, this action remains suspended due to settlement negotiations. As of December 31, 2023, the amount involved in this lawsuit was R$898.1 million and we assess the risk of loss as possible.

•	Public Civil Action No. 1006803-16.2017.8.26.0477 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, seeking us, in an urgent provisional injunction, under penalty of daily fine, to: (i) submit to the Court and CETESB a detailed schedule outlining the dates of treatment of the subsystems of Praia Grande; and (ii) commence operation of primary treatment units in Praia Grande and prevent discharge of untreated sewage, among others. As of the date of this annual report, this action is in the expert evidence phase (prova pericial). As of December 31, 2023, the amount involved in this lawsuit was R$820.7 million and we assess the risk of loss as possible.

•	Public Civil Action No. 0008961-48.2009.8.26.0281 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, among others, requesting us to: (i) restore the primitive conditions of the soil, water bodies, both surface and underground, and vegetation, degraded by the discharge of sewage in non-compliance with environmental standards; (ii) cease releasing untreated sewage into the environment in Itatiba; and (iii) pay compensation to the material damage caused to the soil, water resources and other surface and underground water bodies, as well as moral damages. As of the date of this annual report, the action is pending judgement of the appeal. As of December 31, 2023, the amount involved in this lawsuit was R$480.3 million and we assess the risk of loss as possible.

•	Public Civil Action No. 5014844-77.2020.4.03.6100 filed by us: We filed a lawsuit against the Instituto Chico Mendes de Conservação da Biodiversidade challenging an unfounded demand in their authorization for the Atibainha/Jaguari reservoirs' interconnection work. As of the date of this annual report, the action is awaiting trial. As of December 31, 2023, the amount involved in this lawsuit was R$0.1 million and we assess the risk of loss as possible.

•	Public Civil Action No. 5001853-26.2021.4.03.6103 filed by the MPF: The MPF filed a lawsuit against us, demanding compliance with the ICMBio Authorization for the Atibainha/Jaguari interconnection work. As of the date of this annual report, the action is awaiting a court order. As of December 31, 2023, the amount involved in this lawsuit was R$11.0 thousand and we assess the risk of loss as possible.

•	Public Civil Action No. 0009222-95.2014.8.26.0197 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us and the Municipality of Francisco Morato, among others, requesting us to: (i) comply with certain obligations in connection with the municipality of Francisco Morato and its river basin; (ii) indemnify as a result of environmental damages; and (iii) pay daily fines. As of the date of this annual report, this action remains suspended due to settlement negotiations. As of December 31, 2023, the amount involved in this lawsuit was R$820.5 million and we assess the risk of loss as possible.

•	Lawsuit No. 0002275-07.2014.8.26.0106 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us and the Municipality of Caieiras, seeking for us and others to (i) cease the release, discharge, dump, disposal, infiltration, and/or accumulation of untreated domestic and industrial sewage or effluents into any waterway in the Municipality; (ii) collect and treat the domestic and industrial sewage generated in Caieiras; and (iii) pay compensation for the material damage caused to the environment and to public property, as well as moral damages. As of the date of this annual report, this lawsuit is in the expert evidence phase. As of December 31, 2023, the amount involved in this lawsuit was R$287.9 million and we assess the risk of loss as possible.

Other Legal Proceedings

EMAE Lawsuits

We were named in a lawsuit filed by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE, seeking an order to require the State of São Paulo to stop us from withdrawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facilities. In addition, on August 7, 2017, we were named in a lawsuit against us, EMAE and ANEEL, brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement, as well as our condemnation for indemnifying EMAE for damages suffered by EMAE. See “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business—Our right to withdraw water from the Guarapiranga and Billings reservoirs is being challenged judicially by minority shareholders of EMAE” for further information on this matter.

Proceedings Against Directors and Officers

Certain of our directors and officers are parties to judicial proceedings against them.

•	Action of Public Interest (Ação Popular) No. 1043661-47.2023.8.26.0053: Ms. Paula Alessandra Bonin Costa Violante is a defendant in the Action of Public Interest, which seeks the annulment of Ms. Violante’s appointment as our Chief Engineering and Innovation Officer considering article 17, paragraph 2, item IV, of Law No. 13,303/2016, as she was a former director of Iguá Saneamento and this company entered into transactions with us in the past three years. On July 17, 2023, the Public Prosecutor’s Office submitted its opinion, stating that the Chairman of the Board of Directors should also be a defendant, as she approved Ms. Violante’s nomination. On August 23, 2023, a decision was issued, summoning the author to make the changes requested by the Public Prosecutor’s Office. In response to this, the plaintiff claimed for the inclusion of Ms. Karla Bertocco Trindade, arguing that Ms. Bertocco was responsible for Ms. Violante’s nomination and, therefore, should be condemned to pay damages. Ms. Bertocco has not yet been served. This action is in an initial phase, with Ms. Violante indicating the evidence she wishes to produce. As of the date of this annual report, the external counsel of Ms. Violante has classified the chance of loss as possible.

•	Action of Public Interest (Ação Popular) No. 1057310-79.2023.8.26.0053: Mr. Andre Gustavo Salcedo Teixeira Mendes is a defendant in the Action of Public Interest, which seeks the annulment of Mr. Salcedo’s appointment as our Chief Executive Officer considering article 17, paragraph 2, item IV, of Law No. 13,303/2016, as he was a former director of Iguá Saneamento and this company entered into transactions with us in the past three years. As of the date of this annual report, the parties presented their arguments, and the case is awaiting manifestation of the Public Ministry. As of the date of this annual report, the external counsel has classified the chance of loss as possible.

•	Public Civil Action for Administrative Misconduct (Ação Civil Pública por Improbidade Administrativa) No. 1043567-83.2020.4.01.3400: On September 12, 2019, the MPF filed the Public Civil Action against Mr. Andre Gustavo Salcedo Teixeira Mendes and Mr. Caio Marcelo de Medeiros Melo, among others, for alleged misconducts described in articles 10 and 11 of Law No. 8,429/1992 (The Law of Administrative Improbity) when both held technical positions at BNDES at the time. On August 22, 2023, the complaint was admitted, and the court determined the service of the summons upon the defendants. After being summoned, Mr. Salcedo and Mr. Melo filed motions for clarification of the decision admitting the complaint and filed their answers to the complaint. So far, the court has been analyzing the motions for clarification filed by Mr. Salcedo and Mr. Melo but has not yet rendered a decision. To this date, no ruling has been rendered on the merit of the case. As of March 2024, the external counsel of Mr. Salcedo and Mr. Melo classified the chance of loss in this Public Civil Action as remote, as there is no evidence to prove that Mr. Salcedo and Mr. Melo engaged in or was involved in any form of administrative improbity.

•	Public Civil Action for Administrative Misconduct (Ação Civil Pública por Improbidade Administrativa) No. 1043501-06. 2020.4.01.3400: On On September 12, 2019, the MPF filed the Public Civil Action against Mr. Andre Gustavo Salcedo Teixeira Mendes and Mr. Caio Marcelo de Medeiros Melo, among others, for alleged misconducts described in articles 10 and 11 of Law No. 8,429/1992 (The Law of Administrative Improbity) when both held technical positions at BNDES at the time. On May 8, 2023, the complaint was admitted, and the court determined the service of the summons upon the defendants. At the date of this report, Mr. Salcedo and Mr. Melo were still waiting to be summoned to answer the complaint. On the other hand, one of the defendants, after being summoned, filed a motion for clarification of the decision admitting the complaint. Since October 14, 2023, the court has been analyzing this motion of clarification, but has not yet rendered a decision. So far, there has been no decision regarding the merits of the case. As of March 2024, the external counsel of Mr. Salcedo and Mr. Melo classified the chance of loss in this public civil action as remote, given the absence of evidence demonstrating the involvement of Mr. Salcedo and Mr. Melo in any form of administrative impropriety.

•	Criminal Proceeding No. 1006459-54.2019.4.01.3400: The MPF pressed charges against Mr. Andre Gustavo Salcedo Teixeira Mendes and Mr. Caio Marcelo de Medeiros Melo, as well as other multiple individuals, for alleged offenses described in article 288 of the Brazilian Penal Code and articles 4 and 23 of the Federal Law No. 7,492/1986, when both held technical positions at BNDES at the time. However, the Criminal Court rejected the indictments filed against Mr. Salcedo and Mr. Melo, excluding them from the case. The MPF appealed, resulting in Appeal No. 1006459-54.2019.4.01.3400, regarding Mr. Salcedo, and Appeal No. 1029506-23.2020.4.01.3400, regarding Mr. Melo. As of April 26, 2024, both appeals are pending a decision. The main proceeding continued with regards to other individuals, and, on March 15, 2023, these individuals were acquitted. As of the date of this annual report, the chance of loss is classified by Mr. Salcedo’s and Mr. Melo’s external counsels as remote.

•	Public Civil Action for Administrative Misconduct (Ação Civil Pública por Improbidade Administrativa) No. 1043581-67.2020.4.01.3400: On September 12, 2019, the MPF filed the Public Civil Action against Mr. Caio Marcelo de Medeiros Melo, among others, for alleged misconducts described in article 11 of Law No. 8,429/1992 (The Law of Administrative Improbity) when he held a technical position at BNDES at the time. On May 23, 2023, the complaint against Mr. Melo was dismissed, while partially accepted against other defendants, and the court determined the service of the summons upon them. Subsequently, the MPF lodged an interlocutory appeal against the dismissal of the complaint against Mr. Melo. The defense then submitted an interlocutory appeal challenging the acceptance of the complaint against the other defendants, which was granted on January 18, 2024, with the court granting a suspensive effect pending appeal review. The MPF then appealed the decision granting the preliminary injunction requested by the other defendants’ defense. Since March 2024, the court has been deliberating on both appeals without rendering a decision. So far, there has been no decision regarding the merits of the case. As of March 2024, the external counsel classified the chance of loss in this public civil action as remote, given the absence of evidence demonstrating the involvement of Mr. Melo in any form of administrative impropriety.

Legal Claims Related to our Proposed Privatization

The model and other aspects of our Proposed Privatization, such as the legislative proceeding that resulted in the enactment of Law No. 17,853/2023 by the State of São Paulo, could be challenged by regulatory bodies, consumer groups or suspended by the Brazilian courts. As of the date of this annual report, there are ongoing claims challenging in court certain aspects of our Proposed Privatization mainly questioning: (i) the adherence of the municipalities to URAE-1; (ii) formal aspects of the legislative process of Law No. 17,853/2023 or municipal laws; (iii) the hiring of third parties to analyze the feasibility of our Proposed Privatization; (iv) the absence of public interest in our Proposed Privatization; and (v) the validity of amending concession agreements containing anti-privatization clauses, among others. All of these claims are public and were not necessarily filed against us. For example, some were filed against the State of São Paulo government, the Governor of São Paulo, the São Paulo City Council, or other public persons/entities.

As of the date of this annual report, the most relevant claims questioning our Proposed Privatization are:

•	Public Action No. 1032870-44.2023.8.26.0562 filed by Mr. Tanivaldo Monteiro Dantes: Mr. Tanivaldo Monteiro Dantes filed a lawsuit against us, the Municipal Government of Santos, and the Mayor of Santos, Mr. Rogério Santos, on the grounds that if we are privatized that would allow private entities to benefit from public contracting conditions and cause the violation of the “anti-privatization clause” in existing agreements between the parties.

•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 7470 filed by Partido Socialismo e Liberdade (“PSOL”) and Partido dos Trabalhadores (“PT”): The political parties PSOL and PT filed a lawsuit in the STF challenging the constitutionality of the URAEs Decree under the Brazilian Constitution. The Attorney General’s Office supported such Decree’s partial unconstitutionality with respect to the weighted voting of the states. PSOL and PT appealed the decision that denied the preliminary injunction. As of the date of this annual report, this lawsuit is pending a final decision.

•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 2340393-54.2023.8.26.0000 filed by PT: The political party PT filed a lawsuit in the São Paulo Judicial Court claiming that Law No. 17,853/2023 (which approved our Proposed Privatization) violates the Constitution of the State of São Paulo, which preliminary injunction was denied by the rapporteur judge. As of the date of this annual report, this lawsuit is awaiting a final judgment.

•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 2005198-47.2024.8.26.0000 filed by Partido Democrático Trabalhista (“PDT”): The political party PDT filed a lawsuit in the São Paulo Judicial Court claiming that Law No. 17,853/2023 (which approved our Proposed Privatization) contravenes the Constitution of the State of São Paulo, which preliminary injunction was denied by the rapporteur judge. As of the date of this annual report, this lawsuit is awaiting a final judgment.

See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Proposed Privatization—Our controlling shareholder could suspend or terminate the Proposed Privatization. Additionally, our Proposed Privatization may be challenged, which could delay or prevent its consummation.”

Explanatory Notes

For a further discussion of ongoing litigation involving us see note 20 to our 2023 Consolidated Financial Statements.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be offset against the legal reserve. As of December 31, 2023, 2022 and 2021 the balance of our legal reserve was R$1,864.6 million, R$1,688.4 million and R$1,532.4 million, respectively, which was equal to 12.4%, 11.3% and 10.2%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws. Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders. Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2023, 2022 and 2021 we had an investment reserve of R$12,753.4 million, R$10,390.5 million and R$8,297.5 million, respectively.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of our Consolidated Financial Statements prepared in accordance with BR GAAP.

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

Payment of Dividends

We are required by Brazilian Corporate Law and our bylaws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which an annual dividend may be declared. The decision to distribute annual dividends is based on the Consolidated Financial Statements prepared for the relevant fiscal year. Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date for payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments on shareholders’ equity as described under “—Record of Dividend Payments and Interest on Shareholders’ Equity”) distributed on his or her shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from us.

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

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995, as amended. The amount of tax-deductible interest that may be paid is calculated by applying the daily pro rata variation of the government’s long-term interest rate (TJLP) on the shareholders’ equity during the relevant period and cannot exceed the greater of:

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the Ordinary and Extraordinary General Shareholders’ Meeting. Consequently, the amount of R$836.8 million recognized as of December 31, 2023 correspond to the minimum established by law of 25.0% of the net income and the difference of R$147.7 million will be recorded in 2024 after the annual general meeting.

Distributions of dividends

The following table sets forth the distributions of dividends (being the minimum mandatory dividends plus complementary minimum dividends) that we made or intend to make to our shareholders in respect of our 2023, 2022 and 2021 earnings. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2023(1)	984.5	June 24, 2024	1.44	1.44
2022	872.2	June 26, 2023	1.28	1.28
2021	644.3	June 27, 2022	0.94	0.94

(1) Approved by the Ordinary and Extraordinary General Shareholders’ meeting held on April 25, 2024.

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law, our bylaws and our dividend policy. Our Board of Directors may propose the distribution of interest on shareholders’ equity, calculated based on our semi-annual or quarterly Consolidated Financial Statements. The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares. The proposed distribution of dividends should consider (i) the need for investments for the universalization of basic sanitation services; (ii) the achievement of our corporate purpose, as set forth in our bylaws; (iii) the cash generation and cash requirements; and (iv) our economic and financial sustainability. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

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

Trading on B3 is conducted every business day between 10:00 a.m. and 5:00 p.m. (São Paulo time) and occurs on the B3 electronic trading system called PUMA (Plataforma Unificada Multiativos). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. (São Paulo time) on an online system known as the “after market”, which is connected to traditional broker dealers and brokerage firms operating on the internet. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The timeframes for negotiation above are subject to updates by the B3. Trading of securities listed on the B3, including the special listing segments known as the Novo Mercado, Level 1 and Level 2, may also be made outside of the traditional exchanges in the non-organized Brazilian Over the Counter, or OTC market.

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

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the B3. The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by certain additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law. A company with shares listed on the Novo Mercado segment must follow good practices of corporate governance. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. On April 18, 2002, June 19, 2006, April 23, 2012 and April 27, 2018 our shareholders approved changes to our bylaws to comply with the Novo Mercado Listing Regulation.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to, among others:

•	maintain only common shares;
•	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;
•	grant tag along rights for all shareholders in connection with a transfer of control of the company;
•	limit the term of all members of the board of directors to two years;
•	hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado, unless a waiver is granted by the company’s shareholders;
•	maintain a related party transactions policy, including (i) the criteria to be followed in the performance and approval of related party transactions, (ii) the procedures for identifying conflicts of interest and establishing voting restrictions for conflicted shareholders, directors and executive officers, (iii) the procedures for identifying related parties and related party transactions, and (iv) indication of the approval bodies for related party transactions, depending on the amount involved or other criteria of relevance;
•	the chairman of the board of directors is prohibited from simultaneously holding the position of chief executive officer;
•	the board of directors must disclose its opinion on takeover proposals within 15 days from the presentation of the proposal;

•	material facts, notices to market or to shareholders about information on earnings and press releases must be made in English simultaneously with the disclosure made in Portuguese;
•	ensure that at least two, or 20.0% (whichever is greater), of the board of directors are independent members, as defined under the Novo Mercado Listing Regulation;
•	maintain a minimum free float of at least (i) 20.0% of the capital stock of the company, or (ii) 15.0% of the capital stock of the company, in the event that the average daily trading volume (in the past 12 months) is equal to or greater than R$20.0 million;
•	the company must have an internal audit committee;
•	disclose information on the share ownership of controlling shareholders and certain related parties on a monthly basis;
•	resolve and require the shareholders, directors, and members of the fiscal council of the company to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado); and
•	the company must adopt and publish a code of conduct approved by the board of directors, as well as policies for (i) compensation; (ii) election of board and committee members; (iii) risk management; (iv) related party transactions; and (v) the purchasing and trading of securities.

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CMN and the Central Bank, which has general authority over the stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are generally governed by Law No. 6,385/1976, or the “Securities Market Law”, as amended, and Brazilian Corporate Law, as amended, as well as by rules and regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations provide for, among others, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms and the governance of the Brazilian stock exchanges.

Under the Brazilian Corporate Law, a company is required to be publicly-held (companhia aberta) before listing its shares. All publicly-held companies are registered with the CVM and are subject to Brazilian reporting requirements relating to the periodic disclosure of information and material facts. A company registered with the CVM may trade its securities either on the Brazilian exchange markets, including the B3, or on the OTC market. Shares of companies listed on the B3 may not simultaneously trade on the OTC market. The OTC market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary.

The securities of a listed company may also be traded privately subject to certain limitations.

No special application, other than registration with the CVM (and, in case of organized OTC markets, in the applicable OTC market), is necessary for securities of a publicly-held company to be traded in this market. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

The OTC is divided into two categories: (1) an organized OTC market, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (2) a non-organized OTC market, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, transactions are directly traded among persons, outside of the stock exchange market, through a ﬁnancial institution authorized by the CVM. The institution is required to be registered with the CVM (and with the relevant OTC market), but there is no need for a special license to trade securities of a publicly listed company on the OTC market.

The trading of securities on the B3 may be suspended under certain circumstances, including at the request of a company in anticipation of a disclosure of material information. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3, among other reasons.

Additionally, trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADRs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. For more information, see “Item 10.D. Exchange Controls.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of the material terms of our common shares, including related provisions of our bylaws and Brazilian Corporate Law. This description is qualified by reference to our bylaws and to Brazilian law. If our Proposed Privatization is consummated, we will need to make certain amendments to our bylaws. For further information about our Proposed Privatization, see “Presentation of Financial and Other Information—Proposed Privatization.”

Corporate Purposes

We are a mixed capital company (sociedade de economia mista) of unlimited duration, incorporated on September 6, 1973, with limited liability, duly organized and operating under Brazilian Corporate Law. As set forth in article 2 of our bylaws, our corporate purpose is to render basic sanitation services, aimed at the universalization of basic sanitation in the State of São Paulo without harming our long-term financial sustainability. Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy (for us or third parties), and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.

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

According to our Board of Director’s internal charter, when a matter involves a conflict of interest with ours or a particular interest in the matter, each member of our Board of Directors shall (i) declare his impediment in a timely manner, as soon as he becomes aware of the fact, (ii) refrain from intervening in the matter in discussion or deliberation, (iii) include the fact in the minutes of the meeting, and (iv) abstain from discussions and deliberations.

Under our bylaws, our shareholders are responsible for establishing the compensation we pay to the members of our Board of Directors, Board of Executive Officers and Fiscal Council.

Pursuant to Brazilian Corporate Law, only natural persons can be elected as members of our Board of Directors or our Board of Executive Officers. However, the appointment of a director or an executive officer residing or domiciled abroad is subject to the appointment of a representative residing in the country, pursuant to the Brazilian Corporate Law.

Our bylaws do not establish any mandatory retirement age limit.

See also “Item 6.A. Directors and Senior Management.”

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings. According to the Brazilian Corporate Law and CVM regulation, our shareholders’ meetings must be called by publication of a notice in a newspaper of general circulation in our main place of business (in our case, the newspaper “Valor Econômico”) and on the website of the same newspaper, currently the city of São Paulo, at least 21 days prior to the day of the meeting (and, on second call, 8 days prior to the meeting). As per the resolution passed at our Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2022, we shall also make the publications required by the Brazilian Corporate Law in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo. The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote (except as otherwise provided by Brazilian Corporate Law).

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation of our Company, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

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

According to Brazilian Corporate Law and its regulations, shareholders representing at least 10% of our capital, may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates. Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting, duly called for and not by written consent.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares. However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her common shares or the common shares underlying his or her ADSs unless a registration statement under the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by dissenting our shareholders in the event that at least half of all voting shares outstanding authorize us:

•	to reduce the mandatory distribution of dividends;
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
•	to participate in a centralized group of companies, as defined under and subject to Brazilian Corporate Law;
•	to change our corporate purpose;
•	to split up, subject to Brazilian Corporate Law;
•	to change the preferences, advantages and conditions for redemption or amortization of one or more classes of preferred shares, or create of a new more favored class;
•	to create beneficiary parts;
•	to dissolute the company;
•	to transform into another type of company;
•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of such company, known as incorporação de ações; or
•	to acquire control of another company at a price which exceeds the limits set forth in Brazilian Corporate Law.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved a corporate action described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial condition. Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the most recent balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the most recent approved balance sheet approved, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. In this case, the company will immediately pay 80% of the reimbursement amount calculated based on the most recent balance sheet and, once the next balance sheet is finalized, will pay the balance within 120 days from the date of the general shareholders’ meeting.

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

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the United States’ state of Delaware, the Brazilian corporate law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a general meeting, duly assembled pursuant to the provisions of Brazilian corporate law. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

Ordinary and Extraordinary General Shareholders’ Meetings shall be organized, assembled and deliberated under Brazilian Corporate Law to address all matters of interest to the company. Ordinary and Extraordinary General Shareholders’ Meetings may be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”) and on the website of the same newspaper, and the first call should be made at least 21 days prior to the meeting (and, on second call, 8 days prior to the meeting). As per the resolution passed at our Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2022, we shall also make the publications required by Brazilian Corporate Law in the in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), the official government publication of the State of São Paulo.

At duly organized and assembled meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings, which are required to be held within the first four months following the end of our fiscal year, to approve our Consolidated Financial Statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our Board of Directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporate law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal council can be established, and its members elected, at any general shareholders’ meetings.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•	election and dismissal of the members of our Board of Directors and our Fiscal Council, if the shareholders have requested the setup of the latter;
•	approval of the aggregate compensation of the members of our Board of Directors and Board of Executive Officers, as well as the compensation of the members of the Fiscal Council;
•	amendment of our bylaws;
•	approval of our merger, consolidation or spin-off;
•	approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;
•	granting stock awards and approval of stock splits or reverse stock splits;
•	approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;
•	approval, in accordance with the proposal submitted by our Board of Directors, of the distribution of our net income and payment of dividends;
•	authorization to delist from the Novo Mercado and to become a private company, except if the cancellation is due to a breach of the Novo Mercado Listing Regulation;
•	regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;
•	approval of our management accounts and our Consolidated Financial Statements;
•	approval of any primary public offering of our shares or securities convertible into our shares; and

•	deliberate upon any matter submitted by the Board of Directors.

Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non-residents or foreign shareholders to own securities, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.

Equal Treatment Provisions

Pursuant to our bylaws and the Novo Mercado Listing Regulation, any party that acquires our control must extend a tender offer for the shares held by non-controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.

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

Investment Reserve

Our investment reserve consists specifically of internal funds for expansion of water and sewage service systems. As of December 31, 2023, we had an investment reserve of R$12,753.4 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital. Any accumulated deficit may be charged against the legal reserve. As of December 31, 2023, the balance of our legal reserve was R$1.864,6 million.

Arbitration

In connection with our listing with the Novo Mercado segment of the B3, we, our shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado Listing Regulation or any other corporate matters. For more information, see “Item 9.C. Markets.” Under our bylaws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado Listing Regulation, the Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber. Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

C.	Material Contracts

For a description of the material contracts entered into by the State of São Paulo and us, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo” and “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo.”

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

Since March 30, 2015, CMN Resolution No. 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. The CMN Resolution No. 4,373/2014, among other acts, revoked CMN Resolution No. 1,927/1992, of May 18, 1992, CMN Resolution No. 1,289/1987, of March 20, 1987, and CMN Resolution No. 2,689/2000, of January 26, 2000. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the Central Bank and the CVM and acting through (i) authorized custodial accounts managed by local agents; and (ii) local intermediaries (such as securities broker-dealers), may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 14,286/2021, as regulated by BCB Resolution No. 278, or under CMN Resolution No. 4,373/2014.

Law No. 14,286/2021, regulated by BCB Resolution No. 278, is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to investments of at least US$100,000 that enter Brazil in the form of foreign currency, goods or services to local private companies. Foreign investment portfolios (i.e. investments into securities traded on stock exchanges or over-the-counter markets) are regulated by CMN Resolution No. 4,373/2014, and CVM Resolution No. 13/2020, of November 18, 2020, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution No. 4,373/2014.

As of November 18, 2020, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Resolution No. 13/2020. In accordance with CMN Resolution No. 4,373/2014 the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. In order to become a 4,373 Holder, a foreign investor must:

•	appoint at least one representative in Brazil, which must be a financial institution or an institution authorized to operate by the Central Bank of Brazil;
•	appoint at least one authorized custodian in Brazil for its investments (which must be a financial institution or entity duly authorized by the Central Bank or the CVM), duly licensed by the CVM (except if the foreign investor is a natural person);
•	appoint a tax representative in Brazil;
•	through its representative in Brazil, register itself as a foreign investor with the CVM (not applicable to individual non-resident investors);
•	hire a local intermediary (e.g. a securities broker-dealer) for trading securities in local stock exchanges, including for purposes of acquiring shares of Brazilian companies listed in the local stock exchange;
•	through its representative in Brazil, register its foreign investment with the Central Bank and report it periodically to the CVM; and
•	be registered with the Federal Tax Authority (Secretaria da Receita Federal – “RFB”), pursuant to RFB Normative Instruction No. 2,172/2024, and RFB Normative Instruction No. 2,119/2022.

E.	Taxation

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “non-Brazilian holder”). It is based on Brazilian laws and regulations as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in common shares or ADSs.

A non-Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the common shares under CMN Resolution No. 4,373/2014 or as a foreign direct investment under Law No. 14,286/2021, as regulated by BCB Resolution No. 278.

Taxation of Dividends

Pursuant to Law No. 9,249/1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of common shares or ADSs, are exempt from WHT. Dividends relating to profits generated prior to January 1, 1996 may be subject to WHT at varying rates, depending on the year the profits were generated.

Additionally, currently there are discussions in the Brazilian Congress regarding a potential income tax reform aimed at revoking the aforementioned exemption and imposing income taxation on the payment of dividends. As of the date of this annual report, it is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how this taxation of dividends would be implemented. For more information on the income tax reform, see “Item 3.D. Risk Factors—Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.”

Taxation of Gains

Sale of common shares in Brazil

Pursuant to Law No. 10,833/2003, gains from the disposition of assets located in Brazil by a non-Brazilian resident, whether to another non-Brazilian resident or a Brazilian resident, are subject to taxation in Brazil. This regulation applies regardless of whether the disposition of assets is conducted in Brazil or abroad.

In view of the regulation above, gains realized on disposition of common shares are subject to income tax in Brazil, regardless of whether the disposition is made by a non-Brazilian holder to a non-Brazilian resident or Brazilian resident. This is due to the fact that the common shares are considered assets located in Brazil for purposes of Law No. 10,833/2003.

Thus, for purposes of the law, gains realized in a disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed on a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or
•	are subject to income tax at a rate of 15% in the case of gains realized by a non-Brazilian holder that (1) is not a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and
•	are subject to income tax at a rate of up to 25% in the case of gains realized by a non-Brazilian holder that is (1) not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

The disposition of common shares carried out on the Brazilian stock exchange is subject to WHT at the rate of 0.005% on the sale value. This WHT can be offset against the eventual income tax due on the capital gain. A 4,373 Holder that is not resident or domiciled in a Low Tax Jurisdiction is not subject to WHT.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373 holder that is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction, although different interpretations may be raised to sustain the application of the progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million); ); (ii) a flat rate of 25.0% for a non-Brazilian holder that is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, whether a 4,373 Holder or not, although there are arguments to sustain the application of the progressive rates from 15% to 22.5%, instead of the 25% rate, to the 4,373 Holder; (iii) progressive rates that may vary from 15.0% to 22.5% for non-Brazilian holders that are not 4,373 Holders and are not resident in a Low or Nil Taxation Jurisdiction.

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, or if the capital gains are earned by a holder resident or domiciled in a Low or Nil Taxation Jurisdiction, the WHT of 0.005% on the sale value will also apply and can be used to offset the eventual income tax due on the capital gain.

In the case of redemption of ordinary shares or ADSs or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the non-Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange and is therefore subject to the tax treatment described above.

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the common shares by a non-Brazilian holder of common shares will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

There is no assurance that the current preferential treatment for non-Brazilian holders of common shares under CMN Resolution No. 4,373/2014 will continue in the future.

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs would not be subject to Brazilian income tax, based on the argument that ADSs would not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003. However, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in Brazilian courts.

In case the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a non-Brazilian holder to either a resident in Brazil or to a non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs.

Exchange of ADSs for common shares

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax to the extent that, as described above, ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003, and as long as the regulatory rules are duly observed with respect to the registration of the investment before the Central Bank.

Upon receipt of the underlying common shares in exchange for ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar amount of such common shares as a foreign portfolio investment under Resolution No. 4,373/2014 or as a foreign direct investment under Law No. 14,286/2021, as regulated by BCB Resolution No. 278.

Exchange of common shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains, which in this case is the difference between the acquisition cost of the common shares and the market price of the common shares. For more information, see the rates outlined above on “Item 10.E. Taxation—Taxation of Gains—Sale of common shares in Brazil.”

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037/2010 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions; and (2) the privileged tax regimes, in which the definition is provided by Law No. 11,727/2008.

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17.0% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. The list of jurisdictions considered Low or Nil Taxation Jurisdictions by the Brazilian tax authorities is currently provided in Normative Ruling No. 1,037/2010.

Law No. 11,727/2008, which became effective as of January 1, 2009, introduced the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules. In this conception, privileged tax regimes are more comprehensive than tax havens. Under such law, a “privileged tax regime” is considered to be a tax regime that meets any of the following requirements: (i) does not tax income or taxes income at a maximum rate lower than 17.0%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 17.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

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

Interest Attributed to Shareholders’ Equity

According to Law No. 9,249/1995, as amended, and our bylaws, we may opt to distribute income as interest attributed to shareholders’ equity as an alternative to the payment of dividends and treat such Payments as deductible expenses for Brazilian corporate income tax purposes by the payor, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the federal government’s long-term interest rate (TJLP), as determined by the Central Bank from time to time, multiplied by the sum of certain Brazilian company’s net equity accounts. The amount of deduction cannot exceed the greater of:

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

Distribution of an interest on shareholders’ equity with respect to common shares or ADSs is subject to WHT at the rate of 15% or 25%, in case of a Nil or Low Taxation Jurisdiction holder.

The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory dividends distributable amount as prescribed in the Brazilian Corporate Law.

We cannot assure you that the Brazilian government will not try to increase the withholding income tax on interest on shareholders’ equity in the future or extinguish it altogether.

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a non-resident holder, as applicable) under the rules of CMN Resolution No. 4,373/2014 are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Notwithstanding the IOF/Exchange rates currently in force, the Brazilian government may increase the rate of the IOF/Exchange to a maximum of 25.0% at any time, but such an increase would not apply retroactively.

Tax on transactions involving bonds and securities (“IOF/Bonds”)

In addition to the IOF/Exchange, the IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges (known as IOF/Bonds). Currently, the rate of this tax for transactions involving common shares or ADSs is zero. The executive branch, by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes

Certain Brazilian states impose donation and inheritance taxes on donations or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADS.

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

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks or other financial institutions, tax-exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors in a pass-through entity, persons owning 10% or more of our stock, or persons whose “functional currency” is not the U.S. dollar.

This discussion is based upon the provisions of the Internal Revenue Code, and existing and proposed U.S. Treasury Department regulations, administrative pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

The gross amount of distributions paid to a U.S. holder (including Brazilian taxes that are withheld, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income generally will be includable in a U.S. holder’s gross income as ordinary income when actually or constructively received by the U.S. holder, in the case of common shares, or when actually or constructively received by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADSs, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange. Because we do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

Subject to certain complex limitations and conditions (including a minimum holding period requirement), Brazilian income taxes withheld on dividends, if any, may be treated as foreign income taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. Alternatively, if a U.S. holder does not elect to claim a foreign income tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States. For the purposes of the U.S. foreign tax credit limitations, the dividends paid by us should generally constitute “passive category income” for most U.S. holders. The rules governing the foreign tax credit are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and the U.S. holder’s adjusted tax basis in the common share or ADS, determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the U.S. holder has held our common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss. The rules governing the foreign tax credit are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). U.S. holders should consult their tax advisors regarding the availability of foreign tax credits arising from Brazilian income tax imposed, if any, on the disposition of a common share or ADS under their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended and supplemented (“Exchange Act”). Accordingly, we are required to file reports and other information with the SEC. You may inspect and copy reports and other information filed by us at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549. Our filings will also be available at the SEC’s website at http://www.sec.gov. Reports and other information may also be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

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

We also furnish to the depositary annual reports in English including audited annual Consolidated Financial Statements and reviewed quarterly Consolidated Financial Statements in English for each of the first three quarters of the fiscal year. We also furnish to the depositary English translations or summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to holders of common shares.

I.	Subsidiary Information

On December 11, 2023, we started operating water and sewage services in Olimpia, a municipality located in the interior of the State of São Paulo, through our wholly-owned subsidiary Sabesp Olimpia S.A. This new contract with the municipality of Olimpia, which has approximately 56 thousand inhabitants as of December 31, 2023, is the first bidding process we won without being part of a consortium under the New Legal Framework for Basic Sanitation.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk. We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. For more information on our market risks, see Note 5 to our 2023 Consolidated Financial Statements included in this annual report.

Exchange Rate Risk

As of December 31, 2023 and 2022, R$2,745.9 million and R$2,775.8 million, or 14.1% and 14.6%, respectively, of our debt obligations were denominated in foreign currencies. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and Yen-denominated debt that would have resulted as of December 31, 2023, 2022 and 2021 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and Yen against the real would have been approximately R$27.5 million, R$27.8 million and R$33.0 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$274.6 million, R$277.6 million and R$329.6 million as of December 31, 2023, 2022 and 2021, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2023, 2022 and 2021 were:

Year ended December 31,
	2023	2022	2021
			(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	(7.2)	(6.5)	7.4
Depreciation (appreciation) of the real in relation to the Yen	(13.5)	(18.4)	(3.9)

We did not contract derivative financial instruments in the years ended December 31, 2022 and 2021. In April 2024, we entered into derivative instruments (plain vanilla swaps), effective from April 2024 until December 2024, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen.

For more information regarding foreign currency risk, see Note 5.1(a) to our 2023 Consolidated Financial Statements included in this annual report.

As of December 31, 2023, 2022 and 2021, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2023 and 2022, R$1,689.3 million, or 8.7%, and R$1,640.4 million, or 8.7%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the Standard Reference Unit (Unidade Padrão Referência – “UPR”), which is equivalent to the Reference Rate (Taxa de Referência – “TR”). In addition, as of December 31, 2023 and 2022, R$10,223.1 million, or 52.3%, and R$9,551.0 million, or 50.4%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI. As of December 31, 2023 and 2022, R$1,334.5 million and R$972.6 million, respectively, of our foreign-currency denominated debt was based on the IDB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2023 and 2022, we did not have any derivative contracts outstanding related to our exposure to changes in the UPR or the CDI or in the IDB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$838.5 million and R$1,867.5 million as of December 31, 2023 and 2022, respectively, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$195.4 million, R$189.6 million and R$177.2 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2023, 2022 and 2021, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,953.6 million, R$1,895.9 million and R$1,772.4 million as of December 31, 2023, 2022 and 2021, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2023. For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2023 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

As of December 31, 2023
Expected maturity date
	2024	2025	2026	2027 and after	Total	Average annual interest rate
(in millions, except percentages)
Assets
Cash equivalents denominated in reais	838.5	-	-	-	838.5
Liabilities
Long-term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	158.7	137.3	122.1	1,271.2	1,689.3	9.7%
Floating rate, denominated in reais indexed by TJLP	309.3	262.7	250.5	545.5	1,368.0	8.4%

Floating rate, denominated in reais indexed to the IPCA	252.0	170.5	128.4	2,506.3	3,057.2	9.7%
Floating rate, denominated in reais indexed by CDI	1,527.8	1,448.5	1,478.4	5,768.4	10,223.1	12.7%
Fixed rate, denominated in reais	119.0	97.7	53.8	182.4	452.9
Floating rate, denominated in U.S. dollars	94.7	98.6	68.2	1,073.0	1,334.5	3.2%
Fixed rate, denominated in Yen	155.0	146.8	146.8	962.8	1,411.4	1.2%
Total long-term debt	2,616.5	2,362.1	2,248.2	12,309.6	19,536.4	10.5%

UPR is equal to TR, which was 0.0690% per month as of December 31, 2023; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 11.65% per annum as of December 31, 2023; IGP-M was 3.18% per annum as of December 31, 2023; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 6.55% per annum as of December 31, 2023.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

As of December 31,
	2023	2022	2021
Floating rate debt:
Denominated in U.S. dollars	4.2%	2.3%	2.6%
Denominated in reais	83.6%	82.9%	78.4%
Fixed rate debt:
Denominated in reais	2.3%	2.5%	3.0%
Denominated in Yen	7.2%	9.5%	13.6%
Denominated in U.S. dollars	2.7%	2.8%	2.4%
Total	100.0%	100.0%	100.0%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

In the United States, our common shares trade in the form of ADSs. Following a ratio change effected on January 24, 2013, each ADS represents one common share of our company. Following a stock split which took place on April 25, 2013, we issued two new ADSs for each ADS currently trading and distributed them to our holders on April 29, 2013. The ADSs are issued by The Bank of New York Mellon, as our depositary pursuant to a deposit agreement. The ADSs commenced trading on the NYSE on May 10, 2002.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing common shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
US$5.00 (or less) per 100 ADSs (or portion thereof)	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS or portion thereof (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS or portion thereof per calendar year (in addition to any cash distribution fee that the depositary has collected during the year)	Depositary services
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares
Expenses of the depositary	Cable, telex and facsimile transmissions expenses (when expressly provided in the deposit agreement) Expenses of the depositary in converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payment of Taxes

The Bank of New York Mellon, as depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reimbursement of Fees

The depositary, has agreed to reimburse us for expenses we incur in connection with the establishment, administration and maintenance of the ADS facility, including but not limited to, NYSE annual stock exchange listing fees, and other ADR program-related expenses. The depositary has also agreed to pay its standard out-of-pocket expenses for providing services to registered ADR holders, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, U.S. IRS tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone calls.

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

Reimbursement of Fees Incurred in 2023

From January 1, 2023 to December 31, 2023, we received reimbursements in the amount of R$5.6 million net of income tax for expenses incurred by us in 2022, related to the administration and maintenance of the ADS facility, including but not limited, any DR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a) 15(e), as of the year ended December 31, 2023.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer concluded that, as of December 31, 2023, the design and operation of the Company's disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below which has not been remediated.

B.	Management Report on Internal Control over the Preparation of Financial Reports

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB, and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2023 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on such assessment and criteria, our management has identified control deficiencies, as of December 31, 2023, that represent a material weakness in our internal control over financial reporting.

For the year ended December 31, 2023, a material weakness was identified related to inadequate design and implementation of certain controls in our revenue billing system, which allowed direct insertion and execution of scripts in the Information Technology (“IT”) production environment, and allowed users with administrative access to change file data during the file transfer interface (FTP) from the revenue billing system to the accounting system without adequately designed and implemented segregation of duties controls. This material weakness could have resulted in undue changes to the billing system, potentially compromising the integrity and reliability of the related interfaces between the revenue billing system and the accounting system.

The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results. Although this material weakness did not result in any material misstatement of our consolidated financial statements for the periods presented, it could lead to a material misstatement of account balances or disclosures. Accordingly, management has concluded that these control deficiencies constitute a material weakness.

C.	Actions for Remediation of Material Weakness

Management immediately started to address the identified material weakness by conducting an internal review of the controls and systems and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated.

Our management immediately established actions and efforts to remediate the identified material weakness in the functionality of the system and the FTP file interface. These actions included:

•	Removal of the function to execute scripts by the system;
•	Removal of consultants' privileged access to the system;
•	Assessment of the execution logs of changes to billing information through the system function, ensuring that they were motivated by a formal demand;
•	Restriction of write access to the FTP Server by a service account and read-only access for other users;
•	Retention for 2 years of the log of actions performed in the FTP server; and
•	Assessment of the FTP server log to identify exceptions that must be justified and forwarded to the manager for validation.

D.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP, Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo – SABESP' (the “Company”) as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as “the consolidated financial statements”)” and our report dated May 3, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and described in management’s assessment. This material weakness related to inadequate design and implementation of certain controls in the Company’s revenue billing system, which allowed direct insertion and execution of scripts in the Information Technology production environment and allowed users with administrative access to change file data during the file transfer interface from the revenue billing system to the accounting system without adequately designed and implemented segregation of duties controls.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated May 3, 2024 on those consolidated financial statements.

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

May 3, 2024, São Paulo – SP, Brazil

BDO RCS Auditores Independentes SS Ltda.

E.	Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our Board of Directors’ meeting held on June 29, 2005, we established an Audit Committee, as defined under section 3(a)(58) of the Exchange Act. Our Board of Directors has determined that Eduardo Person Pardini qualifies as an Audit Committee Coordinator and as Financial Expert, as defined for the purposes of this Item 16A in Item 16 of Form 20-F. Eduardo Person Pardini is an “independent director” within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and conduct called the Code of Conduct and Integrity, which applies to all of our employees, including our directors, Chief Executive Officer, Chief Financial Officer and Investor Relations Officer and head of accounting, as well as our suppliers and third-party contractors. To ensure compliance with our Code of Conduct and Integrity, we have set up an ethics committee, an external whistleblowing hotline, an ombudsman, and a customer service channel. In addition, we implemented a Corporate Responsibility Procedure that defines the consequences in cases of violation of the Code of Conduct and Integrity, to ensure the receipt of internal and external reports. The external channel can receive anonymous whistle blowing. The results of the investigations are forwarded to the Audit Committee. Recurring cases are reported to the ethics commission, which urges the related departments to develop preventive actions. In 2023, 572 events were reported to the whistleblower hotline. During 2023, 80 of our employees or outsourced employees received penalties (21 warnings, 11 suspensions and 48 dismissals). Our ethics commission is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Conduct and Integrity for all of our employees. Our Code of Conduct and Integrity is available on our web site at https://ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/. If we amend the provisions of our Code of Conduct and Integrity, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address. You can obtain copies of our Code of Conduct and Integrity, without charge, upon request to sabesp.ri@sabesp.com.br.

Federal Law No. 13,303/2016, State Decree No. 62,349/2016 and the new Novo Mercado Listing Regulation require the adoption of a Code of Conduct that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. For additional information, see “Item 16.G. Corporate Governance—Corporate Governance Practices of Brazilian Government-Controlled Companies.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO RCS Auditores Independentes SS Ltda. served as our independent registered public accounting firm for the year ended December 31, 2023. BDO RCS Auditores Independentes SS Ltda.’s activity began with the review of our interim financial information for the third quarter of 2023.

Grant Thornton Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2022, 2021 and 2020. Grant Thornton Auditores Independentes’ activity began with the review of our interim financial information for the third quarter of 2020.

The following table presents the aggregate fees for professional services and other services rendered to us by BDO RCS Auditores Independentes SS Ltda. in 2023 and Grant Thornton Auditores Independentes in 2022:

Year ended December 31,
	2023	2022
		(in millions of reais)
Audit Fees(1)	1.2	1.4
Audit-Related Fees	-	0.1
Tax Fees	-	-
All Other Fees	-	-
Total	1.2	1.5

(1)	Audit Fees are the fees billed by our independent auditors for the audit of our annual Consolidated Financial Statements, reviews of interim Consolidated Financial Statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Except as disclosed above, Grant Thornton Auditores Independentes and BDO RCS Auditores Independentes SS Ltda. did not provide any non-audit services to us.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 11, 2023, we retained BDO RCS Auditores Independentes SS Ltda. as our new independent registered public accounting firm to audit our financial statements, replacing Grant Thornton Auditores Independentes. Grant Thornton Auditores Independentes did not resign, decline to stand or was dismissed but rather the appointment of BDO RCS Auditores Independentes SS Ltda. occurred due to the expiry of our contract with Grant Thornton Auditores Independentes, which was limited to 60 months in compliance with legislation applicable to us (Clause 57 of Law No. 8,666/1993). The decision to engage BDO RCS Auditores Independentes SS Ltda. was approved by our Audit Committee at a meeting on August 9, 2023 and by our board of directors at a meeting on August 10, 2023.

Grant Thornton Auditores Independentes’ audit reports to our financial statements for 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the financial years ended December 31, 2022 and 2021 and through August 10, 2023: (i) we had no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with Grant Thornton Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton Auditores Independentes, would have caused Grant Thornton Auditores Independentes to make reference to the subject matter in its reports on our financial statements for such periods, and (ii) there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period prior to September 30, 2023, neither we nor anyone acting on our behalf has consulted with BDO RCS Auditores Independentes SS Ltda. regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to us that BDO RCS Auditores Independentes SS Ltda. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F, other than these matters in the ordinary course of the audit.

We have provided Grant Thornton Auditores Independentes with a copy of this annual report prior to its filing with the SEC and requested that Grant Thornton Auditores Independentes furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F. A copy of Grant Thornton Auditores Independentes’ letter to the SEC dated May 3, 2024 is included as Exhibit 15.1 to this annual report.

Prior to the engagement of BDO RCS Auditores Independentes SS Ltda. as our independent registered public accounting firm, we had not previously consulted with BDO RCS Auditores Independentes SS Ltda. regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that BDO RCS Auditores Independentes SS Ltda. was engaged.

ITEM 16G.	CORPORATE GOVERNANCE

Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies

As a Brazilian mixed capital company (sociedade de economia mista), we are subject to Federal Law No. 13,303/2016, which requires the adoption of strong corporate governance practices and stringent public bidding procedures when contracting with third parties. Additionally, it requires us to publish periodically a series of documents and reports to demonstrate our level of commitment to our business objectives, the financial impact of those commitments, and our policies and practices in terms of corporate governance and sustainability, among other things. Those documents and reports must be accompanied by further explanations, in plain language, that can be understood by the general public.

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

Additionally, annually, our directors receive specific training on our Code of Conduct and Integrity, our risk management policy, corporate and capital market legislation, disclosure of information, the Brazilian anticorruption law (Federal Law No. 12,846/2013) (“Anticorruption Law”), and other topics related to the activities of the state-owned companies.

Our corporate governance structure and governing documents, such as our bylaws, Board of Director’s Internal Charter, Executive Board’s Internal Charter and Fiscal Council’s Internal Charter, as well as certain corporate policies, as applicable, are in accordance with Federal Law No. 13,303/2016.

These policies, such as the Nominating Policy and Compensation Policy, are also in compliance with the Novo Mercado Listing Regulation and the State Decree No. 62,349/2016.

For a description of corporate governance obligations imposed by Brazilian law on companies listed on the Novo Mercado segment, see “Item 9.C. Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment.” If our Proposed Privatization is consummated, we will need to make certain changes to our corporate governance practices. For further information about our Proposed Privatization, see “Presentation of Financial and Other Information—Proposed Privatization.”

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

In view of Brazilian Law 13,303/2016 and new requirements of Novo Mercado Listing Regulation, the following discussion summarizes the significant differences between our current corporate governance practices and those required of U.S. listed companies:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/2016 established that at least 25% of the members of the Board of Directors must be independent. Under the Novo Mercado Listing Regulation, our Board of Directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee. Additionally, Brazilian Corporate Law, Federal Law No. 13,303/2016 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors. However, we do not have a majority of independent board members, as required under the NYSE rules for U.S. companies. Under our current bylaws, approved on April 28, 2023, our Board of Directors must have at least seven and no more than eleven members, and at least two, or 25% (whichever is greater), of the Board of Directors must be independent members, as established by Federal Law No. 13,303/2016. Currently, six of our eleven directors are independent, pursuant to the Novo Mercado Listing Regulation and Federal Law No. 13,303/2016. We believe these rules provide adequate assurances that our directors are independent.

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

Fiscal Council

Under the Brazilian Corporate Law, the Fiscal Council, is a corporate body independent of management. The Fiscal Council may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.

A Fiscal Council is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the Fiscal Council is to review management’s activities and a company’s Consolidated Financial Statements, and to report its findings to the company’s shareholders. The Brazilian Corporate Law requires Fiscal Council members to receive as compensation at least 10% of the average annual amount paid to a company’s executive officers. The Brazilian Corporate Law requires a Fiscal Council to consist of a minimum of three and a maximum of five sitting members and respective alternates.

Under the Brazilian Corporate Law, the Fiscal Council may not contain members that (i) are on our Board of Directors, (ii) are on the Board of Executive Officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.

Currently, our Fiscal Council consists of five sitting members and five alternates. The Fiscal Council members generally meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) consists of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the Audit Committee meets the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law and Federal Law No. 13,303/2016 an advisory Brazilian State-owned Companies Law). Our Audit Committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our Board of Directors on matters involving accounting, internal controls, financial reporting and compliance. The Audit Committee is mainly responsible for assisting and advising the Board of Directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and our Consolidated Financial Statements. The Audit Committee is also responsible for supervising all matters relating to the Code of Conduct and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties’ transaction policy. Our Audit Committee comprises of three members appointed by the Board of Directors, and, pursuant to our bylaws, the members of our Audit Committee may be appointed simultaneously to their election to the Board of Directors or by a subsequent resolution. The members of our Audit Committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the Board of Directors. In the event that an Audit Committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the Audit Committee at least three years from the end of his or her term. The members of our Audit Committee are Eduardo Person Pardini, Karolina Fonsêca Lima and Karla Bertocco Trindade. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Eduardo Person Pardini is the committee’s Coordinator and Financial Expert within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

 Nomination/Corporate Governance and Compensation Committees

NYSE rules require that listed companies have a nomination/corporate governance committee and a compensation committee that consists entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Required responsibilities for the nomination/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

Under the Brazilian Corporate Law, we are not required to have a nomination/corporate governance committee or compensation committee. However, Federal Law No. 13,303/2016 and State Decree No. 62,349/2016 established the requirement of a committee with the responsibilities of verifying the nomination process of the members of the management and of the Fiscal Council. In our annual shareholders’ meeting, held on April 27, 2018, our bylaws were amended in order to, among other things, create the Eligibility Committee in compliance with Federal Law No. 13,303/2016 and State Decree No. 62,349/2016.

This committee must consist of up to three members, elected by the Ordinary and Extraordinary General Shareholders’ Meeting, without a fixed term of office. Members must have at least three years’ professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate.

Candidates are assessed based on the State Capital Defense Council (Conselho de Defesa dos Capitais do Estado – “CODEC”) Resolution No. 02/2023 and on our nomination policy, approved by the Board of Directors, which follows the guidelines defined by Federal Law No. 13,303/2016, State Decree No. 62,349/2016 and Novo Mercado Listing Regulation.

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

Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the Ordinary and Extraordinary General Shareholders’ Meeting. The individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members is set out according to our remuneration policy, approved by the Board of Directors, which follows the guidelines from the State of São Paulo government and CODEC.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Listing Regulation, Federal Law No. 13,303/2016 and State Decree No. 62,349/2016. For more information, see “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment” and “Item 16.G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies,” our Report on the Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website. We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE. Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

Code of Conduct and Integrity

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.

However, Federal Law No. 13,303/2016, State Decree No. 62,349/2016 and the Novo Mercado Listing Regulation require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines regarding conflicts of interests, fraudulent acts and corruption, whistleblowing channels, bribes, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We adopt and disclose a Code of Conduct and Integrity which complies with the requirements made by the Brazilian laws and regulations, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules.

We have had a Code of Conduct and Integrity since 2006, and the latest version was approved by the Board of Directors in February 2021. It is available on https://ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/ and on the Brazilian Securities Commission (www.cvm.com.br).

The Code of Conduct and Integrity is introduced to our Board of Directors, Board of Executive Officers, Board of Auditors, Audit Committee, Eligibility Committee and to all the other employees during the integration program which is tailored to their positions.

Moreover, we require our suppliers and other related third-party to comply with our Code of Conduct and Integrity, through a contractual agreement. Any non-compliance is subjected to sanctions under the contract and other measures under applicable laws and regulations.

Any breach of the Code of Conduct and Integrity is subject to internal investigations and disciplinaries measures applicable on a case-by-case basis. The Code of Conduct and Integrity is frequently updated in order to comply with new laws and regulations.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit department reports to our Chief Executive Officer and is overseen by our Audit Committee. Our internal audit is responsible for evaluating (i) the adequacy of internal controls, (ii) the effectiveness of the risk management and of the governance processes, (iii) the reliability of the process of collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, to prepare Consolidated Financial Statements, and (iv) the proper application of the principle of segregation of duties, to avoid the occurrence of conflicts of interest and fraud.

Anticorruption Compliance

The Anticorruption Law (Federal Law No. 12,846/2013), as regulated by Decree No. 11,129/2022, introduced to the Brazilian legal system the concept of strict liability for legal entities involved in harmful acts against the national and foreign public administration, as defined in the Anticorruption Law, subjecting the violation company to penalties both in administrative and civil law. Similar to the Foreign Corrupt Practices Act (FCPA) of the United States, which we are also subject, the Anticorruption Law considers that an effective implementation of compliance programs may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration, which can be up to 20% of the company’s annual gross revenue.

We adopt a Compliance Program which was approved by our Board of Directors. Periodically, our Audit Committee, an advisory body of our Board of Directors, monitors our Compliance Program. The last monitoring took place on November 22, 2023. The program was established in accordance with the Anticorruption Law, the Foreign Corrupt Practices Act, Federal Law No. 13,303/2016, the Novo Mercado Listing Regulation, and the guidelines of the Brazilian Office of the Comptroller General (“CGU”).

Our Compliance Program addresses two distinct situations, active corruption and passive corruption (as defined in the Anticorruption Law) and follows the recommendations of the Organization for Economic Cooperation and Development, the United Nations Office on Drugs and Crimes, and the World Bank to establish an ethics culture. Our Compliance Program incorporates and focuses on senior management, structural functioning, the provision of complaint hotlines, monitoring of third-party relations, governance and internal controls, risk management, training and communication.

The Compliance Program currently includes a set of internal mechanisms and procedures related to integrity, monitoring and incentives to report irregularities. The Compliance Program also focuses on the effective implementation of our Code of Conduct and Integrity as well as other policies and guidelines aimed at preventing fraud, bribery, corruption and other harmful acts against the public administration.

We periodically review our handling of anti-fraud, anti-bribery and anti-corruption measures, consolidating the measures in a structured corporate program. In 2023, we initiated a new cycle of our integrity risk analysis and control (fraud, bribery and corruption). Our current risk review maps out 19 risks. For risks classified as moderate to critical, we implement mitigating actions.

As part of the Compliance Program, we created the Conduct and Integrity Learning Track (Trilha de Aprendizagem de Conduta e Integridade) which consists of a continuous training program aimed at our entire staff, reinforcing the importance of acting in accordance with laws, regulations and internal policies. The main topics covered are: integrity, ethics, sexual and moral harassment, diversity, corruption, fraud and conflicts of interest.

In 2023, for employees who are involved in processes with greater exposure to integrity risks, we conducted online trainings on preventing and combating fraud and corruption, based on national and international best practices for a culture of integrity. We also train our directors, officers and members of our Fiscal Council on issues related to corporate governance, especially corporate and capital markets legislation, disclosure of information, our Code of Conduct and Integrity, the Anticorruption Law, among others.

In 2023, we also carried out specific training on anti-corruption legislation for the Directors and Officers of our Special Purpose Companies (“SPEs”), including the teams from our new business and compliance areas.

To engage employees and leadership on topics such as nepotism, conflicts of interest, donations, sponsorships, gifts, and hospitality, among others, we covered the entire company with the moments of compliance project (Projeto Momentos de Conformidade), which consisted of numerous online meetings lasting between 45 to 60 minutes with all our areas to discuss integrity related topics.

Further, we provide a confidential channel, which is a tool made available to employees make inquiries on any questions related to the ethical behavior within our business. We ensure confidentiality and anonymity to whoever uses this channel.

We also have complaint hotlines to report cases of fraud, bribery, corruption, unlawful acts, breaches of the Code of Conduct and Integrity and other activities that could harm our interests and principles. This information is available to the general public and is easily accessible and identifiable on our website. Anonymity is guaranteed in all cases, except when there is a court decision to the contrary.

When entering into business and professional relationships with higher risks, we carry out background checks in order to detect information relating to history and reputation, relationships with public agencies or agents, company corporate structure and restrictive lists, including corruption proceedings and investigations, to ensure that the terms and conditions of the transaction do not result in a material risk of violation of applicable anti-corruption laws or a reputational exposure, in order to assist the decision making and risk management of those responsible for the transactions.

Among our compliance practices, we encourage the adoption of integrity measures among our suppliers by requiring contractual clauses to ensure compliance with ethical standards and the prohibition of fraud and corruption practices, in addition to monitoring related party transactions.

In recognition of our commitment to ethical behavior in our business practices, we scored more than nine points in the self-assessment carried out in 2023 by the Integrity Indicators of the Ethos Institute, demonstrating a high level of maturity in our Compliance Program.

The department responsible for the application and improvement of our compliance program acts with autonomy, independence and impartiality. Depending on the individuals involved in the allegations, the department may file a report to the Board of Directors, Fiscal Council and Audit Committee, to which it also makes periodical reports on its activities.

As a result of our efforts, we did not register any corruption cases in 2023.

Citizens’ Access to Information at Sabesp

Federal Law No. 12,527/2011 (LAI), regulated by State Decree No. 68.155/2023 determines that government entities must create Citizen Information Services – SIC units which receive and manage information requests from the public, and make available to citizens information requested or otherwise provided the reasons for denial of such information requests.

In order to comply with LAI, we implemented the Citizen Information Service – SIC, structuring the internal flow of information to serve citizens within the terms provided by this law. We also made a Transparency Portal (Portal da Transparência) available on our website, which includes basic information required by law, software for citizens to request information and a list of frequently requested information, according to the standards of the State of São Paulo government.

These duties are linked to the Superintendence of Compliance and Risks (Superintendência de Conformidade e Riscos) whose main assumption is the transparency, quality of information and compliance with strategic rules of a listed company.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

In the ever-evolving digital age, effective cybersecurity management has become an undeniable priority for organizations of all sizes. In this context, a proactive and comprehensive approach is essential to ensure the protection of digital assets and maintain the trust of customers and stakeholders.

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. As a result, we may be subject to breaches of the information technology systems we use for these purposes. See "Item 3.D—Risk Factor—Risks Relating to Our Business—Our business is subject to cyberattacks and security and privacy breaches" for further details on this matter. When we face a cybersecurity incident, we believe we act quickly to contact the responsible teams. We then develop an action plan to resolve the issue and subsequently identify improvement measures to be implemented quickly to prevent the incident from becoming recurring.

Our action plan is prepared by our cybersecurity team in collaboration with other responsible parties impacted by the incident. This plan is designed to address not only immediate measures, but also short, medium and long-term strategies. This plan is subject to analysis by our audit, risks and LGPD areas to ensure its compliance and effectiveness. Furthermore, in cases where the severity of the incident is considerable for us, the incident is promptly communicated to our Board of Directors and/or our Audit Committee for assessment. We believe we adopt a proactive stance, with investment in adequate resources, which makes it possible to mitigate cyber threats and protect our digital assets in the modern age. Additionally, we engage independent third parties on an as-needed basis to assess our cybersecurity capabilities, including to identify ongoing situations and assess how to mitigate any impacts on us and, if necessary, take preventive action, as well as to follow global market trends. The results of these assessments are shared with our audit committees, including the Fiscal Council. We believe the hiring of new professionals (cybersecurity service providers, auditors, consultancies, among others) reflects our dedication to continuously improving our processes and adopting what we understand to be cutting-edge tools, all with the aim of maintaining a safe environment. However, we also recognize the importance of a quick response to specific incidents when necessary. Therefore, we have flexibility to carry out targeted hirings in response to emerging demands. Our surveillance covers not only internal systems, but also service providers that have access to our environment to ensure all aspects of our ecosystem are being constantly monitored and protected.

Given we consider cyber risk to be one of our main corporate risks, we work on the various layers of security, implementing security barriers at different levels of the environment, including firewalls, antivirus, access policies, among others. Diversifying defenses increases infrastructure resilience and reduces the likelihood of successful cyber-attacks. We periodically analyze cyber risks and identify possible vulnerabilities, providing actions to mitigate them. All our employees, as well as service providers, are part of this scope, and actions are taken according to each identified situation.

We believe that one of the important points for combating cyber-attacks is an organizational culture that values cyber security, which is essential for strengthening defenses against digital threats. Accordingly, we take continuous action to strengthen this culture, including disseminating guidance booklets, lives and videos on the matter. Individuals should be aware of recommended security practices and should recognize signs of suspicious activity and understand their responsibilities in protecting the organization's data. Additionally, we have an information security procedure in place for information technology, available to all employees, which outlines conduct, responsibilities and operational boundaries for employees and business units.

As of the date of this annual report, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. See "Item 3.D—Risk Factor—Risks Relating to Our Business—Our business is subject to cyberattacks and security and privacy breaches." for further details on this matter.

Cybersecurity Governance

We have instituted a governance structure for monitoring cyber risks. Our audit committees monitor the matter in meetings held at least once a year and, in such meeting, the information technology department presents the actions taken, facilitating discussions and enabling the proposal of new actions to address the matter, as necessary. These committees monitor these actions periodically, whether at ordinary or extraordinary meetings. We have a Corporate Risks area responsible for carrying out annual assessments of the main risks we face, including cyberattacks. In this assessment, we consider both the potential impact and the probability of occurrence of each cyber risk. Based on these criteria, we determine the necessary level of reporting, which ranges from reporting to our local management (for low impact risks and remote probability) to reporting to our Board of Directors (for high impact risks and imminent probability).

We have also established a security area as part of our organizational structure that acts continuously and promptly on issues related to cybersecurity, with ongoing reporting to superiors on the progress of its activities. The reporting process takes place at meetings with our Chief Information Officer and at our Audit Committee’s annual meeting, where we present the progress of cybersecurity initiatives led by our security team, including our monitoring measures related to the risk of cyberattack to ensure the transparency of our activities and strategic guidance. The security area team is responsible for assessing and managing cybersecurity risks and has in-depth expertise in information and technology security, with a solid academic background and extensive professional experience in relevant areas, such as cybersecurity, computer networks, and other related topics. The team is prepared to deal with the challenges that cybersecurity presents.

In addition, we have a Security Operations Center (SOC) dedicated to the continuous monitoring of our systems, who reports to our security team. Using specialized processes, procedures and tools, the SOC aims to identify any potential security incidents. If a potential threat is detected, protocols are activated, with the mobilization of responsible teams and the use of appropriate tools. After confirming the incident, we conduct a thorough analysis of its causes, identifying the mitigation and/or remediation measures necessary to resolve the problem. During this process, we consider the relevance of each action for the effective resolution of the incident.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements, together with the reports of the independent registered public accounting firms, are filed as part of this annual report. For more information, see “Index to Consolidated Financial Statements.”

ITEM 19.	EXHIBITS

 (a)       Index to Consolidated Financial Statements

(b)       List of Exhibits

Item	Description
1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on April 29, 2024).
2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (“April 8, 2002 Form F-1”).
4.2*	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).
4.7*	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on June 28, 2004).
4.8*	Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Form 6-K filed on February 25, 2008).
4.9*	Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Form 6-K filed on December 23, 2008).
4.10*	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).
4.11*	The Audit Committee Charter dated August 12, 2021 (English translation) (incorporated by reference to the Form 6-K filed on September 2, 2021).
4.12*	Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.13*	Contract to provide public water supply and sewage services, among the Registrant, the State of São Paulo and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.14*	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6-K filed on April 15, 2015).
4.15*	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).

4.16*	First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).
11.1*	Code of Conduct and Integrity dated February 25, 2021 (English translation) (incorporated by reference to the Form 6-K filed on April 21, 2021).
12.1	Certification of André Gustavo Salcedo Teixeira Mendes, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Catia Cristina Teixeira Pereira, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of André Gustavo Salcedo Teixeira Mendes, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification of Catia Cristina Teixeira Pereira, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Grant Thornton Auditores Independentes to the SEC dated May 3, 2024 regarding the change in independent public accounting firm.
97	Compensation of Directors, Officers, Members of the Fiscal Council and Statutory Committees / Compensation Recovery Policy (Clawback) dated March 21, 2024 (English translation) (incorporated by reference to the Form 6-K filed on April 10, 2024).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

Date: May 3, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Financial Statements as of December 31, 2023 and 2022

And for the years ended

December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP, Brazil

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated May 3, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1.	Concession agreements / Program contracts / Service contracts (Intangible assets)

As disclosed in Note 15 to the consolidated financial statements, the Company has intangible assets of R$ 44,012,858 thousand as at December 31, 2023. The majority of the intangible assets is comprised of assets that are recorded as a result of the concession agreements, program contracts and service contracts and their costs are transferred from contract assets. These intangible assets begin to be amortized when they become available for use, in the appropriate condition and when the assets operation begin. The amortization reflects the period during which the Company expects to consume the economic benefits arising from the assets, whether corresponding to the concession term or the assets’ useful lives. The intangible assets amortization ceases when the assets are fully consumed or written-off, whichever occurs first, or when there is indication of impairment.

We identified the evaluation of the intangible assets impairment as a critical audit matter because of management’s judgments and assumptions used in the impairment analysis, including: (i) considerations of regulatory requirements, (ii) expected useful lives of intangible assets, and (iii) expected start date of amortization and completion date of the intangible asset construction. Auditing management’s judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

▪	Evaluating the appropriateness of management’s policies and procedures to record intangible assets including management’s assessment of current and expected regulations and potential impact of such regulations on assumptions used in the impairment analysis.
▪	Testing the reasonableness of management’s judgments and assumptions used in the impairment analysis through: (i) assessing the reasonableness of the methodology used by management to develop the impairment analysis with regard to events or changes in circumstances that would indicate the carrying amount may not be recoverable, (ii) testing the completion date and the start date of amortization for a sample of intangible assets, and (iii) testing the reasonableness of the expected useful lives of intangible assets for a sample of assets against concession terms and expected useful lives of similar assets.

2.	Materials acquired and recorded under contract assets

As disclosed in Note 14 to the consolidated financial statements, the Company has contract assets totaling R$ 7,393,096 thousand, as at December 31, 2023. The contract assets (construction work in progress) represent the right to receive consideration for goods or services transferred to customers. Contract assets include various types of items acquired including inventory which have not yet been applied to the construction in progress.

We identified the existence of certain balances of inventory acquired and recorded under contract assets as a critical audit matter because of management’s processes and procedures to support the existence of certain of these balances. Auditing these balances involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

▪	Testing management’s inventory counting procedures related to these balances, including assessment of the reasonableness of certain reconciling items.
  Performing independent counts of specific items sampled from these balances.

3.	Public Private Partnerships (PPPs) – PPP São Lourenço

As disclosed in Note 15 (d) to the consolidated financial statements, the Company has transactions related to PPPs entered into based on Law No. 11.079/2004. As at December 31, 2023, PPPs liabilities totaled R$ 3,286,614 thousand, of which R$ 3,233,852 thousand refers to PPP “Sistema Produtor São Lourenço (“PPP São Lourenço”). As for PPP São Lourenço, the construction work began in April 2014 and PPP São Lourenço began operating in full on July 10, 2018.

We identified the PPP São Lourenço liability balance as a critical audit matter because of management’s judgments and assumptions used in the calculation of the liability balance. Auditing management’s judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

▪	Evaluating terms and conditions of the PPP São Lourenço agreement.
▪	Testing management’s calculation of the PPP São Lourenço liability balance through: (i) testing inputs against the agreement and other supporting evidence obtained during the audit, (ii) evaluating the reasonableness and accuracy of formulas used by management in the calculation which supported the PPP São Lourenço liability balance, and (iii) assessing the reasonableness of the effective interest rate used in the management’s calculation.

We have served as the Company's auditor since 2023.

May 3, 2024, São Paulo-SP, Brazil

_____________________________________

BDO RCS Auditores Independentes SS Ltda.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion on the financial statements

We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2022, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

/s/ Grant Thornton Auditores Independentes Ltda.

 We have served as the Company’s auditor from 2020 to 2022.

São Paulo, Brazil

April 25, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Financial Position as of December 31, 2023 and 2022

Amounts in thousands of reais

Assets	Note	December 31, 2023	December 31, 2022
Current
Cash and cash equivalents	7	838,484	1,867,485
Financial investments	8	2,426,752	1,677,873
Trade receivables	10 (a)	3,584,287	3,062,574
Accounts receivable from related parties	11 (a)	261,280	205,793
Inventories		86,008	124,247
Restricted cash	9	54,944	37,474
Recoverable taxes	18 (a)	494,647	242,906
Other assets		37,048	66,312
Total current assets		7,783,450	7,284,664

Noncurrent
Trade receivables	10 (a)	272,436	215,234
Accounts receivable from related parties	11 (a)	935,272	950,950
Escrow deposits		130,979	170,093
Deferred income tax and social contribution	19 (a)	98,076	-
Water and Basic Sanitation National Agency – ANA		2,673	9,193
Other assets		159,017	146,362

Investments	12	161,863	110,765
Investment properties	13	46,678	46,726
Contract assets	14	7,393,096	8,613,968
Intangible assets	15	44,012,858	39,320,871
Property, plant and equipment	16	474,559	338,939

Total noncurrent assets		53,687,507	49,923,101
Total assets		61,470,957	57,207,765

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Financial Position as of December 31, 2023 and 2022

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2023	December 31, 2022
Current
Trade payables and contractors		456,215	430,946
Borrowings and financing	17	2,616,406	2,245,960
Labor and social obligations	21	807,440	498,504
Taxes and contributions	18 (b)	511,972	293,461
Interest on capital	24 (b)	837,391	741,725
Provisions	20 (a)	1,064,367	924,038
Services payable	23	750,732	723,242
Public-Private Partnership - PPP	15 (d)	487,926	222,413
Program Contract Commitments	15 (c) (iv)	21,969	100,188
Other liabilities		853,424	476,865
Total current liabilities		8,407,842	6,657,342

Noncurrent
Borrowings and financing	17	16,919,944	16,712,711
Deferred income tax and social contribution	19 (a)	-	189,278
Deferred Cofins and PASEP		164,097	159,723
Provisions	20 (a)	762,065	686,746
Pension plan obligations	22	2,142,871	2,150,191
Public-Private Partnership - PPP	15 (d)	2,798,688	2,736,768
Program Contract Commitments	15 (c) (iv)	12,047	12,197
Other liabilities		406,027	569,276
Total non-current liabilities		23,205,739	23,216,890

Total liabilities		31,613,581	29,874,232

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		14,711,014	12,155,890
Other comprehensive income		146,362	177,643
Total equity	24	29,857,376	27,333,533
Total equity and liabilities		61,470,957	57,207,765

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Income for the

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	Note	2023	2022	2021

Net operating revenue	28	25,572,056	22,055,720	19,491,061
Operating costs	29	(16,051,866)	(14,350,903)	(12,800,042)

Gross profit		9,520,190	7,704,817	6,691,019

Selling expenses	29	(984,060)	(911,967)	(825,879)
Allowance for doubtful accounts	10 (c)	(652,920)	(782,057)	(643,730)
Administrative expenses	29	(1,597,548)	(1,398,507)	(1,124,069)
Other operating income (expenses), net	31	27,925	8,327	(21,841)
Equity results of investments in affiliaties	12	32,393	24,551	22,079

Profit from operations before financial income (expenses) and income tax and social contribution		6,345,980	4,645,164	4,097,579

Financial expenses	30	(2,708,617)	(1,956,266)	(1,448,295)
Financial revenues	30	805,905	1,091,531	472,408
Exchange result, net	30	310,716	492,321	48,464

Financial result, net		(1,591,996)	(372,414)	(927,423)

Profit before income tax and social contribution		4,753,984	4,272,750	3,170,156

Income tax and social contribution
Current	19 (d)	(1,545,671)	(1,230,234)	(961,556)
Deferred	19 (d)	315,218	78,751	97,269
		(1,230,453)	(1,151,483)	(864,287)
Profit for the year		3,523,531	3,121,267	2,305,869
Earnings per share – basic and diluted (in reais)	25	5.16	4.57	3.37

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Comprehensive Income for the

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais

	Note	2023	2022	2021
Profit for the year		3,523,531	3,121,267	2,305,869
Other comprehensive income		(31,281)	131,269	447,376
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	22	(31,281)	131,269	447,376
Total comprehensive income for the year		3,492,250	3,252,536	2,753,245

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Changes in Equity for the

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Complementary minimum dividend	Retained earnings	Other comprehensive loss	Total

Balances as of December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	-	(401,002)	22,793,704
Net income for the year		-	-	-	-	2,305,869	-	2,305,869
Actuarial gains (losses)		-	-	-	-	-	447,376	447,376
Total comprehensive income for the year		-	-	-	-	2,305,869	447,376	2,753,245
Legal reserve	24 (b)	-	115,293	-	-	(115,293)	-	-
Interest on capital (R$0.80122 per share)	24 (b)	-	-	-	-	(547,645)	-	(547,645)
Complementary minimum dividends of 2020, approved (R$0. 03859 per share)		-	-	-	(26,376)	-	-	(26,376)
Complementary minimum dividends (R$ 0.14148 per share)	24 (b)	-	-	-	96,700	(96,700)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(41,069)	-	-	(41,069)
Transfer to investments reserve	24 (e)	-	-	1,546,231	-	(1,546,231)	-	-
Balances as of December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	-	46,374	24,931,859

Net income for the year		-	-	-	-	3,121,267	-	3,121,267
Actuarial gains (losses)	22	-	-	-	-	-	131,269	131,269
Total comprehensive income for the year		-	-	-	-	3,121,267	131,269	3,252,536
Legal reserve	24 (b)	-	156,063	-	-	(156,063)	-	-
Interest on capital (R$1.08455 per share)	24 (b)	-	-	-	-	(741,301)	-	(741,301)
Complementary minimum dividends of 2021, approved (R$0.08139 per share)		-	-	-	(55,631)	-	-	(55,631)
Complementary minimum dividends (R$ 0.19145 per share)	24 (b)	-	-	-	130,857	(130,857)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(53,930)	-	-	(53,930)
Transfer to investments reserve	24 (e)	-	-	2,093,046	-	(2,093,046)	-	-
Balances as of December 31, 2022		15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Changes in Equity for the

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Net income for the year		-	-	-	-	3,523,531	-	3,523,531
Actuarial gains (losses)	22	-	-	-	-	-	(31,281)	(31,281)
Total comprehensive income for the year		-	-	-	-	3,523,531	(31,281)	3,492,250
Legal Reserve	24 (b)	-	176,177	-	-	(176,177)	-	-
Interest on capital (R$1.22433 per share)	24 (b)	-	-	-	-	(836,839)	-	(836,839)
Complementary minimum dividends of 2022, approved (R$0.11255 per share)		-	-	-	(76,927)	-	-	(76,927)
Complementary minimum dividends (R$ 0.21607 per share)	24 (b)	-	-	-	147,689	(147,689)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	24 (b)	-	-	-	(54,641)	-	-	(54,641)
Transfer to investments reserve	24 (e)	-	-	2,362,826	-	(2,362,826)	-	-
Balances as of December 31, 2023		15,000,000	1,864,605	12,753,361	93,048	-	146,362	29,857,376

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows for the

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flow from operating activities
Profit before income tax and social contribution	4,753,984	4,272,750	3,170,156
Adjustments for:
Depreciation and amortization	2,790,586	2,450,849	2,253,322
Residual value of property, plant and equipment, intangible assets and investment properties written-off	8,354	10,110	27,754
Bad debt expense	652,920	782,057	643,730
Provisions and inflation adjustment of provisions	458,889	630,689	380,624
Interest calculated on borrowings and financing payable	1,314,359	1,091,592	647,980
Inflation adjustment and exchange (losses) gains on borrowings and financing	(163,322)	(301,716)	177,269
Interest and inflation adjustments on liabilities	17,024	22,225	37,202
Interest and inflation adjustments on assets	(96,256)	(400,057)	(171,173)
Finance charges from customers	(374,902)	(328,486)	(349,491)
Construction margin on intangible assets arising from concession agreements	(125,603)	(109,369)	(98,402)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	356,300	(1,238)	3,195
Equity results of investments in affiliaties	(32,393)	(24,551)	(22,079)
Interest and monetary adjustments on PPP	1,001,078	489,197	464,398
Transfer to the São Paulo Municipal Government	195,874	167,714	131,878
Pension plan obligations	238,751	183,262	176,673
Other adjustments	21,997	15,488	15,152
	11,017,640	8,950,516	7,488,188
Changes in assets
Trade receivables	(835,324)	(489,885)	(742,260)
Accounts receivable from related parties	(4,553)	(295,091)	20,665
Inventories	38,239	(10,741)	(8,658)
Recoverable taxes	(251,741)	33,198	(253,432)
Escrow deposits	72,469	5,348	43,865
Other assets	36,091	18,264	31,386
Changes in liabilities
Trade payables and contractors	(394,188)	(220,462)	(245,501)
Services payable	(168,384)	86,501	(116,601)
Accrued payroll and related taxes	19,377	73,126	12,478
Taxes and contributions payable	186,810	120,853	196,255
Deferred Cofins and Pasep	4,374	267	10,012
Provisions	(243,241)	(468,398)	(184,433)
Pension plan obligations	(249,488)	(239,174)	(215,937)
Other liabilities	(868,699)	(722,549)	(68,260)
Cash generated from operations	8,359,382	6,841,773	5,967,767

Interest paid	(1,936,419)	(1,505,488)	(845,445)
Income tax and social contribution paid	(1,568,611)	(1,368,686)	(1,208,569)
Net cash generated from operating activities	4,854,352	3,967,599	3,913,753
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,991,325)	(3,550,537)	(3,696,669)
Restricted cash	(17,470)	(9,007)	7,275
Financial investments	(742,843)	755,512	1,076,468
Investment properties	(6,625)	(648)	-
Purchase of property, plant and equipment	(147,249)	(73,668)	(50,281)
Net cash used in investing activities	(4,905,512)	(2,878,348)	(2,663,207)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows for the

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais (continued)

	December 31, 2023	December 31, 2022	December 31, 2021

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	2,371,111	2,807,026	2,922,811
Payment of loans	(1,771,090)	(1,536,724)	(2,896,604)
Payment of interest on capital	(823,671)	(603,541)	(254,218)
Public-Private Partnership - PPP	(673,645)	(590,201)	(579,486)
Program Contract Commitments	(81,357)	(16,255)	(121,521)
Capital increase	811	-	-
Net cash generated by (used in) financing activities	(977,841)	60,305	(929,018)

Increase / (decrease) in cash and cash equivalents	(1,029,001)	1,149,556	321,528

Represented by:
Cash and cash equivalents at the beginning of the year	1,867,485	717,929	396,401
Cash and cash equivalents at the end of the year	838,484	1,867,485	717,929
Increase / (decrease) in cash and cash equivalents	(1,029,001)	1,149,556	321,528

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2023, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year term, program and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2023	December 31, 2022

Total municipalities that have already signed contracts	351	351
Balance – intangible and contract assets	48,759,219	45,292,307
Percentage of intangible and contract assets	95.12%	94.49%
Revenue from sanitation services (excluding construction revenue)	20,510,427	17,767,561
Percentage of revenue from sanitation services (excluding construction revenue)	95.35%	95.37%

Municipalities with expired contracts:	1	1
Balance – intangible and contract assets	11,309	11,519
Percentage of intangible and contract assets	0.02%	0.02%
Revenue from sanitation services (excluding construction revenue)	17,559	15,236
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%

Municipalities with concession agreements due by 2030:	23	23
Balance – intangible and contract assets	1,051,209	1,072,138
Percentage of intangible and contract assets	2.05%	2.24%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Revenue from sanitation services (excluding construction revenue)	833,418	711,452
Percentage of revenue from sanitation services (excluding construction revenue)	3.87%	3.82%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.40%	43.33%
Percentage of revenue from sanitation services (excluding construction revenue)	44.95%	45.14%

The Company's shares have been listed on the “Novo Mercado” segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

• Municipality of Estância Turística de Olímpia

In July 2023, the Municipal Government of Olímpia – SP (“Olímpia”) approved the bidding process referring to Tender 02/2023, whose subject was the granting of a concession for providing public water supply and sewage services for 30 years, and awarded the contract to SABESP, with a fixed concession fee of R$ 148 million.

The municipality of Olímpia is located 430 km from the capital city of São Paulo, has an estimated population of 56 thousand inhabitants, and universalized water and sewage coverage. The municipality will require operational, commercial, efficiency, and water loss reduction efforts from the Company.

As established by the Bid Notice (Bid Notice), the winning bidder should create, before the signing of the agreement, a special purpose entity (SPE) to execute the terms of the Concession Agreement. The contract value estimated in the Bid Notice is R$ 1,182,495 (base date of August 2022), corresponding to the Granting Authority’s estimate of the cumulative concession revenues, while estimated investments amount to R$ 81,112 (base date of August 2022) for the entire duration of the concession.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The Notice also defines that the subscribed share capital of the Concessionaire, at the time of its creation, must be, at least, R$ 8,111. Therefore, on August 11, 2023, SABESP Olímpia S/A was created with the corporate objective of providing public water supply and sewage services in the Municipality of Olímpia. The subscribed share capital of the SPE was partially paid up by SABESP, totaling R$ 811 or 811,121 common shares, totaling 10% of the share capital. The remaining 7,300,087 subscribed common shares, totaling R$ 7,300, will be paid up within 60 months from the Commencement Order, which is issued by the Granting Authority that authorizes the start of the Concessionaire’s provision of services, under the provisions of the Notice and Agreement.

The Concession Agreement for the provision of public water supply and sewage services in the Municipality of Olímpia was executed on October 11, 2023.

Of the total, the amount corresponding to the fixed concession totaling R$ 148 million, 50% has already been paid by SABESP on August 30, 2023, i.e. R$ 74 million as a condition for the contract signing, and 50%, duly authorized by IPCA, will be paid by SABESP Olímpia S/A by 365 days after the payment of the first installment.

A monthly variable concession fee will be paid by the 10th day of the subsequent month, corresponding to 1% of the net tariff revenue.

To ensure faithful compliance with the obligations to be assumed by the Concessionaire, upon the signing of the agreement, proof of guarantee of the contractual obligations must be presented to the granting authority, in an amount corresponding to 5% of the estimated investment value.

Given that SABESP owns 100% of the SPE and meets control requirements, the Company consolidated SABESP Olímpia S/A, following the Accounting Policy described in Note 3.1.

The operations started in December 2023.

•	Privatization and Proposal of New Concession Agreements

On September 18, 2023, the Board of the State Privatization Program (CDPED) resolved to recommend that:

(i)    the Investment Partnerships Secretariat and the Environment, Infrastructure, and Logistics Secretariat take the necessary steps to submit the draft of the Company’s privatization law to the Governor’s office; and

(ii)    SABESP, under article 5, II combined with article 7, paragraph 2, and paragraph 4 of Law 9,361/96, starts the procedure for the selection and hiring of coordinating banks and other services required for the future public offering.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

As of September 30, 2023, as provided for in paragraph 2 of article 14 of Federal Law 14,026/2020 (“New Legal Sanitation Framework”), the São Paulo State sent Official Letters to the municipalities operated by the Company with proposals to change the conditions of the concession agreements in effect (“Communication”).

The Communication highlights general aspects of the proposal for a new concession agreement (“New Agreement”) aiming at replacing the existing agreements, under article 14 of the New Legal Sanitation Framework, indicating that the following guidelines will be observed under the New Agreement to be executed with these municipalities:

(a) the anticipation of achieving the universalization goals established in the New Sanitation Framework for 2029, subject to any shorter deadlines contractually outlined;

(b) the extension of the concession agreement for 2060;

(c) the obligation of SABESP to serve the population residing in consolidated informal urban settlements and rural areas, covering the entire municipal territory; and

(d) the detailing of investments to be made in each municipality.

As of December 11, 2023, State Law 17,853 was enacted. It authorized the Executive Branch of the São Paulo State to promote privatization measures of Companhia de Saneamento Básico do Estado de São Paulo – SABESP. Among other aspects, as provided for in article 2, the model adopted for the privatization of SABESP must observe the following guidelines:

(i) compliance with the universalization goals of water supply and sewage services in all municipalities of the State served by the Company, considering the inclusion of rural areas and consolidated informal urban centers, under Federal Law 14,026, of July 15, 2020;

(ii) anticipation, to December 31, 2029, of the achievement of the universalization goals, subject to any shorter deadlines contractually agreed upon;

(iii) tariff reduction, preferably considering the most vulnerable population;

(iv) provision for the creation of an annual control to monitor compliance with the goals, with indications of investment requirements for the next few years;

(v) provision of quality services, aiming at improving the quality of treated water and reducing its loss;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(vi) guarantee, in the contractual instruments resulting from the privatization, to the employees listed in SABESP’s permanent staff at the time of the publication of this law, of stability, with the maintenance of their employment contract for 18 (eighteen) months from the date of effective completion of the Company’s privatization process.

As of December 21, 2023, the Company concluded the selection of financial institutions that will be the global coordinators of the financial institutions union responsible for structuring the Company’s potential follow-on. The selected Global Coordinators are i) BTG Pactual; ii) Bank of America; iii) CITI; and iv) UBS - BB.

As of February 15, 2024, as reported by the Company in a Material Fact, the São Paulo State opened a public consultation regarding the following documents:

(a) the draft of the Concession Agreement to be executed between the Regional Unit of Drinking Water Supply and Sewage Services 1 ("URAE-1") Southeast and SABESP, with the indication of the involvement of the São Paulo State Utility Services Regulatory Agency, along with the specific technical exhibits of the Municipalities comprising URAE-1, in addition to other contractual exhibits;

(b) the draft of the charter of URAE-1’s Decision-Making Board; and

(c) the draft of the Regional Sanitation Plan, under article 17 of Federal Law 11,445, of 2007.

The aforementioned Public Consultation on the privatization of Sabesp was concluded on March 15, 2024, with a significant number of suggestions submitted by the public. A total of 976 contributions were received through the Internet, in addition to 135 oral statements made at the eight public hearings held by the São Paulo State on the matter.

The next steps of the privatization consist of the São Paulo State's publication of the Public Consultation Contributions Report, concluded on March 15, 2024, with the revised documents sent to URAE 1 - Southeast for resolution.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The consolidated financial statements were approved by Management on May 3, 2024.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

2	Basis of preparation and presentation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared according to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The consolidated financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are described in Note 6.

3	Summary of material information on accounting policies

The material information of the accounting policies applied in the preparation of these consolidated financial statements are defined below and have been applied consistently in all years presented.

3.1            Consolidation

The Company controls an entity when (i) it has power over the investee; (ii) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power to affect its returns.

When the Company does not hold the majority of voting rights in an investee, it will have power over the investee when the voting rights are sufficient to give it the practical ability to unilaterally conduct the relevant activities of the investee. When assessing whether SABESP's voting rights in an investee are sufficient to give it power, the Company considers all relevant facts and circumstances, including (i) the Company's proportionate interest in voting rights regarding the interests of other voting right holders; (ii) potential voting rights held by the Company, other voting right holders, or other parties; (iii) rights arising from other contractual agreements; and (iv) any additional facts and circumstances that indicate whether the Company has the ability to conduct the relevant activities of the investee.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The financial statements of the subsidiary are included in the consolidated financial statements from the date the Company obtains control until the date when such control ceases to exist. Revenues and expenses of a subsidiary acquired or disposed of during the fiscal year are included in the results from the date the Company obtains control until the date when the Company ceases to control the subsidiary.

The subsidiary's financial statements have been prepared for the same reporting date as the parent company.

All intragroup balances, revenues, expenses, and unrealized gains and losses from intragroup transactions have been eliminated. Other comprehensive results of the parent company, where applicable, will be directly recorded in the Company’s equity, under “other comprehensive results”.

As of December 31, 2023, SABESP held 100% of direct interest in Sabesp Olímpia S/A.

3.2           Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.3           Financial assets and liabilities

Financial assets - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2023 and 2022, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•	Amortized cost

This category includes financial assets that meet the following conditions: (i) assets held within the business model to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Presented as current assets, except for those with a maturity of more than 12 months after the reporting date, which are classified as noncurrent assets. The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, balances of trade receivables, accounts receivable from related parties, other assets and receivables from the Water and Basic Sanitation National Agency (ANA). Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which are initially measured at transaction price, as it contains no financing items, and are subsequently measured at amortized cost.

Financial liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. The classification depends on the purpose for which the financial liabilities were assumed. This category includes balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for the initial recognition of the net carrying amount.

Impairment of financial assets

•	Accounts receivable

Due to the characteristics of the Company’s accounts receivable such as (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss, was adopted – it consists of recognizing the expected credit loss based on the asset’s useful life.

The methodology to calculate the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. It also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and their default history, which did not result in a significant correlation between them.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

•	Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.4           Operating income

(a)            Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of each period and are recorded as trade receivables based on monthly estimates of the completed services.

Revenues are recognized based on IFRS 15 Revenue from Contracts with Customers, which establishes a five-step model applicable to revenue from a contract with a customer. Revenues are recognized when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

(b)           Construction revenue

Revenue from construction is recognized in accordance with IFRS 15 (Revenue from Contracts with Customers) and IFRIC 12 (Service Concession Arrengements), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as a contract asset, in which the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

3.5           Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting date, when they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.3.

3.6           Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems and are stated at the lowest between the average cost of acquisition or realizable value and are classified in current assets.

3.7           Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined whether they will be used in the operation or sold in the short term during the ordinary course of business.

3.8          Contract Assets

Contract Assets (construction work in progress) represent the right to consideration in exchange for goods or services transferred to customers. As established by IFRS 15 - Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of IFRIC 12 – Service Concession Arrangements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets after the conclusion of the works.

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

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The infrastructure construction values are recognized as revenue, at fair value, provided that they generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.4 (b).

3.9           Property, plant and equipment

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

Subsequent costs are included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

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

Gains and losses on disposals are determined by the difference between the sales value and residual book balance and are recognized in profit or loss, under other operating income (expenses).

3.10        Intangible assets

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.8.

The amortization of an intangible assets begins when it becomes available for use, in its location and necessary condition when this asset becomes operational. The amortization reflects the period in which it is expected that the asset’s future economic benefits are consumed by the Company, which may be the final term of the concession or their useful life.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The amortization of intangible assets ends when the asset is fully consumed or written off, whatever occurs first.

Donations in assets, received from third parties and government entities to allow the Company to render water supply and sewage services are not recorded in the consolidated financial statements, since these assets are owned by the granting authority.

Financial resources received as donations for infrastructure construction are recorded under “Other operating income”.

(a)        Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services signed with the granting authorities. The infrastructure used by SABESP related to service concession arrangements is considered to be controlled by the granting authority when:

(i)	The granting authority controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)	The granting authority controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) must pay for the services.

Intangible assets related to the concessions, are amortized on a straight-line basis over the contract period or useful life of the underlying asset, whichever occurs first.

The details referring to the amortization of intangible assets are described in Note 15 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(b)       Software license of use

Software licensing is capitalized based on acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized in profit or loss when incurred.

3.11         Impairment of non-financial assets

Property, plant and equipment, intangible assets and other noncurrent assets with defined useful lives are reviewed for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures economic and financial sustainability to public sanitation services through tariffs or indemnity.

3.12        Trade payables and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally corresponds to the bill and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date, being presented as noncurrent liabilities.

3.13        Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs and stated at amortized cost. See Note 17. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

The bonds issued by the Company are not convertible into shares and are recorded similarly to borrowings.

3.14        Borrowing costs

Borrowing costs consist of interest rates and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange variation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

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

3.15        Salaries, payroll charges and social contributions

Salaries, vacations, Christmas bonuses, profit sharing and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on an accrual basis.

The profit-sharing plan is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation, and is recorded as operating cost, selling and administrative expenses or capitalized in assets.

3.16        Provisions, legal obligations, escrow deposits and contingent assets

Provisions are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) an outflow of resources that comprise economic benefits will probably be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are several similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined by considering the nature of these obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle an obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as a financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right.

Escrow deposits not linked to the related obligations are recorded in noncurrent assets and adjusted by the indexes defined by the competent authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The Company does not recognize contingent liabilities in the consolidated financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the consolidated financial statements.

3.17         Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is a taxable event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.18        Current and deferred income tax and social contribution

Income taxes expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is calculated based on the taxable profit for the year and the rates effective at the end of the year. The income tax was defined at a rate of 15%, plus a 10% surtax on taxable income exceeding R$ 240. The social contribution was defined at a rate of 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The Company periodically evaluates the positions taken in the income tax return regarding situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred taxes

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction that does not affect the tax basis, except in business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and are expected to be applied when the related income tax and social contribution are realized.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be used and tax losses can be offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by the same tax authority over the tax entity.

3.19        Taxes on revenues

Revenues from sanitation services are subject to Pasep (Public Servant Fund) and Cofins (Contribution for Social Security Financing) rates of 1.65% and 7.60%, except for financial revenues that are calculated at the rates of 0.65% and 4.00%, respectively.

Pasep and Cofins taxes incident on billed amounts to public entities are due when the billes are received.

These taxes are calculated by the regime of noncumulative taxation and presented net of the corresponding credits, such as deductions from gross revenues. The lines “other operating income” and “financial revenues” are presented net of such taxes on the income statement.

In addition, revenues from sanitation services are also subject to the Regulatory, Control and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control and monitoring activities by São Paulo State Public Services Regulatory Agency (ARSESP), calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

3.20       Pension plan obligations

(a)       Defined benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1), as well as the additional retirement and pension plan (G0), are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows are discounted to their present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Regarding actuarial gains and losses arising from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of plan’s deficit or surplus.

In the event of curtailment or settlement of the plan, related to only some of the employees covered by the plan, or where only part of an obligation is settled, the gain or loss includes a proportional share of the past service cost and actuarial gains and losses. The proportional share is determined based on the present value of the obligations before and after the curtailment or settlement.

(b)        Defined contribution

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis, which provides post-employment benefits to its employees, in which the Company makes equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.21        Financial income (expenses)

Financial income is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits and negotiations with customers to pay by installments, calculated using the effective interest rate method.

Financial expenses refer to interest, inflation adjustments, and exchange variation mainly on borrowings and financing, provisions, public-private partnership and program contract commitments, and are calculated using the effective interest rate method.

Inflation adjustment gains and losses arise from the collection or payment to third parties, as contractually required by law or court decision, recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

3.22       Leases

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (f)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5 thousand – R$ 24 thousand), which are recorded as expenses when incurred.

3.23       Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.24       Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for under Law 9,249/1995 for tax-deductibility purposes, limited to the daily pro rata variation of the long-term interest rate (TJLP). The benefit attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

3.25       Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date, when the effects are significant.

3.26       Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

The Company determined that it has one operating segment which is sanitation services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The accounting policies used to determine segment information are the same as those used to prepare the Company’s consolidated financial statements.

The measurement of the result per segment is the profit from operations before other net operating expenses and equity accounting, which excludes construction costs and revenue.

The CODM analyzes asset and liability information on a consolidated basis. Consequently, the Company does not disclose segregated information on assets and liabilities.

Substantially all noncurrent assets and revenue generated from customers are located in the São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.27        Foreign currency translation

(a)       Functional and reporting currency

Items included in the consolidated financial statements are measured using the currency of the main economic environment in which the company operates ("the functional currency"). The consolidated financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been presented in Brazilian reais and rounded to the next thousand, except where otherwise indicated.

(b)       Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing on the transaction dates. Statements of financial position balances are translated by the exchange rate prevailing on the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.14.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations effective for periods beginning on or after January 1, 2023

IFRS 17 – Insurance Contracts - The Company has no contracts that meet the definition of insurance contract according to this Standard.

The amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 – Making Materiality Judgments; IAS 12 - Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (“single transaction”); IAS 12 – Income Taxes – International Tax Reform – Pillar Two Model Rules; IAS 8 - Accounting Policies, Changes in Estimates, and Errors—Definition of Accounting Estimates, did not impact the disclosures or amounts recognized in the annual consolidated financial statements.

4.2	New standards, amendments and interpretations of existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the consolidated financial statements:

Standard	Description	Impact

Amendments to IFRS 10 - Consolidated Statements and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]	Clarify situations that involve the sale or contribution of assets between an investor and its associate or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current[1]

These amendments to IAS 1 only affect the presentation of liabilities as current or non-current in the statement of financial position and not the amount or time of recognition of any asset, liability, income or expense, or information disclosed on such items. In addition, they clarify that the classification of liabilities as current or non-current is based on rights existing on the balance sheet date, specify that classification is not affected by the expectations on whether an entity will exercise its right to defer the settlement of the liability and introduce the definition of 'settlement' to clarify that settlement refers to the transfer, to a counterparty, of cash, equity instruments, other assets or services.

The Company does not expect any impacts from this standard.
Amendments to IAS 7 – Statament of Cash Flows and IFRS 7 – Financial Instruments - Disclosures[1]

The amendments add a disclosure objective IAS 7 stating that information about their supplier financing arrangements should be disclosed to allow users of the financial statements to assess the effects of these agreements on the entity’s liabilities and cash flows. Additionally, IFRS 7 was amended to include supplier financing arrangements as an example within the requirements for disclosing information about the entity’s exposure to liquidity risk concentration.

The Company does not expect effects from these amendments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Amendments to IFRS 16 – Leases - Lease liability in a Sale and Leaseback transaction[1]

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that meet the requirements of IFRS 15 for accounting purposes as a sale. The amendments require that the seller-lessee determine "lease payments" or "revised lease payments" so that the seller-lessee does not recognize a gain or loss related to the right of use retained by the seller-lessee after the commencement date.

The amendments do not impact the gain or loss recognized by the seller-lessee related to the total or partial termination of a lease. Without these new requirements, a seller-lessee may have recognized a gain on the right of use retained solely because of the remeasurement of the lease liability (for example, after a modification or change in the lease term) that applies the general requirements in IFRS 16. This may have been particularly the case in a sublease that includes variable lease payments not dependent on an index or rate.

The Company does not expect effects from these amendments.

1	Effective for annual periods beginning on or after January 1, 2024.
2	The effective date of the amendments has not yet been defined by IASB.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its consolidated financial statements.

5	Risk management

5.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,785,853 as of December 31, 2023 (R$ 2,809,441 as of December 31, 2022), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	December 31, 2023		December 31, 2022
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	280,188	1,356,474	191,022	996,695
Borrowings and financing – Yen	41,078,385	1,405,702	45,369,189	1,795,259
Interest and charges from borrowings and financing – US$		15,510		6,985
Interest and charges from borrowings and financing – Yen		8,167		10,502
Total exposure		2,785,853		2,809,441
Borrowing cost – US$		(37,520)		(31,037)
Borrowing cost – Yen		(2,442)		(2,646)
Total foreign-currency denominated borrowings (Note 17)		2,745,891		2,775,758

The 1.1% decrease in the balance of the foreign currency-denominated debt from December 31, 2023, compared to December 31, 2022, was mainly impacted by the depreciation of the US dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2023	December 31, 2022	Variation
US$	R$ 4.8413	R$ 5.2177	-7.2%
Iene	R$ 0.03422	R$ 0.03957	-13.5%

Borrowings and financing decreased R$ 309,854 in 2023 (a decrease of R$ 488,614 in 2022), see Note 17 (ii). As of December 31, 2023, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before funding costs in the year would have been R$ 278,586 in 2023 (R$ 280,944 in 2022), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Probable scenario
(*)
Net currency exposure as of December 31, 2023 in US$ - Liabilities	280,188

US$ rate as of December 31, 2023	4.8413
Exchange rate estimated according to the scenario	5.0000
Difference between the rates	(0.1587)

Effect on the net financial result R$ - (loss)	(44,466)

Net currency exposure as of December 31, 2023 in Yen - Liabilities	41,078,385

Yen rate as of December 31, 2023	0.03422
Exchange rate estimated according to the scenario	0.03590
Difference between the rates	(0.00168)

Effect on the net financial result R$ - (loss)	(69,012)

Total effect on the net financial result in R$ - (loss)	(113,478)

(*)	For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for December 31, 2024, were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of December 31, 2023, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	December 31, 2023	December 31, 2022
CDI(i)	9,966,111	9,251,150
TR(ii)	1,684,711	1,635,587
IPCA(iii)	3,038,378	3,073,435
TJLP(iv)	1,365,806	1,433,029
SOFR(v)	1,356,473	996,697
Interest and charges	392,906	424,856
Total	17,804,385	16,814,754

(i)	CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR – Secured Overnight Financing Rate

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Another risk to which the Company is exposed, is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness

As of December 31, 2023, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 178,044 (R$ 168,148 in 2022) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)       Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2023 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10 and 11.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The rating assessment disclosed by Fitch, for deposit transactions and financial investments in local currency is as follows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents and financial investments
AA(bra)	-	2,237,629
AAA(bra)	2,940,690	1,011,685
Others (*)	324,546	296,044
	3,265,236	3,545,358

(*)	As of December 31, 2023, this category includes R$ 322,241 (R$ 289,908 as of December 31, 2022) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)       Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

The funds held are invested in interest-bearing current accounts, time deposits and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	2024	2025	2026	2027	2028	2029 onwards	Total
As of December 31, 2023

Liabilities
Borrowings and financing	4,242,785	3,793,478	3,444,022	3,345,107	2,454,561	10,862,692	28,142,645
Trade payables and contractors	456,215	-	-	-	-	-	456,215
Services payable	750,732	-	-	-	-	-	750,732
Public-Private Partnership – PPP	488,086	449,838	464,863	480,389	496,434	6,210,305	8,589,915
Program Contract Commitments	21,622	1,215	1,215	1,215	1,215	11,550	38,032
Total	5,959,440	4,244,531	3,910,100	3,826,711	2,952,210	17,084,547	37,977,539

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are showed in Note 17 (c).

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with IFRS 7, in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2023, or until the final settlement of each contract, whichever occurs first, considering a likely scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

December 31, 2023
Indicators	Exposure	Probable scenario

Assets
CDI	3,233,218	10.0400%(**)
Financial income		324,615

Liabilities
CDI	(9,966,111)	10.0400%(**)
Interest to be incurred		(1,000,598)

CDI net exposure	(6,732,893)	(675,983)

Liabilities
TR	(1,684,711)	0.0064%(**)
Expenses to be incurred		(108)

IPCA	(3,038,378)	3.9000%(*)
Expenses to be incurred		(118,497)

TJLP	(1,365,806)	6.4300%(*)
Interest to be incurred		(87,821)

SOFR (***)	(1,356,473)	4.8193%(**)
Interest to be incurred		(65,373)

Total expenses to be incurred, net		(947,782)

(*)	Source: BACEN of December 31, 2023
(**)	Source: B3 of December 31, 2023
(***)	Source: Bloomberg

5.2	Capital management

The Company’s objectives when managing capital are to ensure it continues to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	December 31, 2023	December 31, 2022

Total borrowings and financing (Note 17)	19,536,350	18,958,671
(-) Cash and cash equivalents (Note 7)	(838,484)	(1,867,485)
(-) Financial investments (Note 8)	(2,426,752)	(1,677,873)

Net debt	16,271,114	15,413,313
Total equity	29,857,376	27,333,533

Total (shareholders plus providers of capital)	46,128,490	42,746,846

Leverage ratio	35%	36%

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

5.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The estimated fair values of the financial instruments were as follows:

Financial Assets

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	838,484	838,484	1,867,485	1,867,485
Financial investments	2,426,752	2,426,752	1,677,873	1,677,873
Restricted cash	54,944	54,944	37,474	37,474
Trade receivables	3,856,723	3,856,723	3,277,808	3,277,808
Water and Basic Sanitation National Agency – ANA	2,673	2,673	9,193	9,193
Other assets	196,065	196,065	212,674	212,674

Additionally, SABESP has financial instrument assets receivables from related parties, totaling R$1,196,545 as of December 31, 2023 (R$1,156,743 as of December 31, 2022), which were calculated under the conditions negotiated between related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$1,076,174 (R$1,060,040 as of December 31, 2022), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b) with a term similar to the terms of related-party transactions.

Financial liabilities

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	19,536,350	19,950,055	18,958,671	19,260,133
Trade payables and contractors	456,215	456,215	430,946	430,946
Services payable	750,732	750,732	723,242	723,242
Program contract commitments	34,016	34,016	112,385	112,385
Public-Private Partnership - PPP	3,286,614	3,286,614	2,959,181	2,959,181

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by Brazilian Financial and Capital Markets Association (ANBIMA) in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financings have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for these types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to entities in general, with such long-term characteristics, is usually restricted to BNDES.

(iv)	Other financings in local currency are considered by the carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates plus Secured Overnight Finance Rate (SOFR’s) future rate, obtained with Bloomberg, adjusted to present value using the exchange coupon curve obtained with B3, plus future Treasury Financial Bills (LFT), disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(vi)	Agreements with Japan International Cooperation Agency (JICA) were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2023.

(vii)	Lease and finance leases based on IFRS 16 correspond to instruments valued at their present value. Thus, the Company discloses the amount recorded as of December 31, 2023 as market value.

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

The preparation of the consolidated financial statements requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and which may present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1 Main judgments in applying the accounting policies

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

6.2 Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the consolidated financial statements are disclosed as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(a)	Allowance for doubtful accounts

The Company establishes allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c) ), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.3 and 3.5.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts historical, current economic trends, aging of the accounts receivable portfolio and expectation of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

(b)	Intangible assets arising from concession agreements and program contracts

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.8.

Intangible assets under Concession Agreements, Service Agreements and Program Contracts, are amortized on a straight-line basis according to the period of the contract or the useful life of the asset or contract period, the lowest of them. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.10 and 15.

The recognition of the fair value of the intangible assets arising from an exchange for an asset, involving concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

(c)	Pension Plan Obligations – Pension Plans

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.20 and 22.

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

Years ended December 31, 2023, 2022 and 2021

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

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.18 and 19.

(e)	Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.16 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted taking into consideration changes in the circumstances involved.

(f)	Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.4 and 10.

7	Cash and cash equivalents

	December 31, 2023	December 31, 2022

Cash and banks	31,187	139,844
Cash equivalents	807,297	1,727,641
Total	838,484	1,867,485

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing Interbank Deposit Rate - CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of December 31, 2023, the average yield of cash equivalents corresponded to 96.25% of CDI (95.69% as of December 31, 2022).

8	Financial investments

The Company has financial investments in Bank Deposit Certificate - CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2023	December 31, 2022
Banco BV	322,240	289,909
Banco Itaú Unibanco S/A	-	403,732
Banco Bradesco S/A	643,445	578,752
Banco BTG Pactual S/A	449,241	404,363
Banco do Brasil S/A	1,011,826	1,117
	2,426,752	1,677,873

As of December 31, 2023, the average yield of the financial investments corresponded to 103.3% of CDI in December 2023 (102.90% as of December 31, 2022).

9	Restricted cash

	December 31, 2023	December 31, 2022

Agreement with the São Paulo Municipal Government (i)	47,749	30,231
Brazilian Federal Savings Bank – escrow deposits	365	433
Other	6,830	6,810
	54,944	37,474

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

10	Trade receivables

(a)       Financial position balances

	December 31, 2023	December 31, 2022
Private sector:
General (i) and special customers (ii)	2,200,921	2,287,782
Agreements (iii)	839,010	416,550

	3,039,931	2,704,332
Government entities:
Municipal	623,601	609,731
Federal	8,036	10,644
Agreements (iii)	374,372	372,943

	1,006,009	993,318
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,343	4,048
São Caetano do Sul	45,333	45,367

Total wholesale customers – Municipal governments	49,676	49,415

Unbilled supply	1,138,316	959,260

Subtotal	5,233,932	4,706,325
Allowance for doubtful accounts	(1,377,209)	(1,428,517)

Total	3,856,723	3,277,808

Current	3,584,287	3,062,574
Noncurrent	272,436	215,234

Total	3,856,723	3,277,808

(i)	General customers - residential and small and mid-sized companies;

(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and

(iv)	Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(b)       The aging of trade receivables is as follows

	December 31, 2023	December 31, 2022

Current	2,723,975	2,244,754
Past-due:
Up to 30 days	627,986	489,709
From 31 to 60 days	271,476	248,128
From 61 to 90 days	181,639	165,306
From 91 to 120 days	127,421	150,941
From 121 to 180 days	290,610	281,530
From 181 to 360 days	57,289	58,702
Over 360 days	953,536	1,067,255

Total past-due	2,509,957	2,461,571

Total	5,233,932	4,706,325

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(c)       Allowance for doubtful accounts

Changes in assets	December 31, 2023	December 31, 2022	December 31, 2021

Balance at beginning of the year	1,428,517	1,280,088	1,157,619
Constitution/(reversal) of losses	21,103	209,360	182,547
Recoveries	(72,411)	(60,931)	(60,078)

Balance at the end of the year	1,377,209	1,428,517	1,280,088

Reconciliation of estimated/historical losses of income	December 31, 2023	December 31, 2022	December 31, 2021

Write-offs	(703,325)	(636,366)	(508,055)
(Losses)/reversal with state entities - related parties	(903)	2,738	(13,206)
(Losses)/reversal with the private sector / government entities	(21,103)	(209,360)	(182,547)
Recoveries	72,411	60,931	60,078

Amount recorded expense (Note 29)	(652,920)	(782,057)	(643,730)

The Company does not have customers individually accounting for 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(d)       Judicial Payment Order

The Company has judicial payment order issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered allowance for doubtful accounts ('PECLD') in their entirety, and the updated values of said bills, calculated according to the respective judicial payment order, are not recognized due to uncertainties regarding their realization.

As of December 31, 2023, the Company has judicial payment order issued in its favor, currently totaling R$ 3,085,265 (R$ 2,807,318 as of December 31, 2022), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the consolidated financial statements.

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

The Company did not negotiate its judicial payment order in the current fiscal year or in the comparative years, and there are no ongoing negotiations, as follows:

Debtor	December 31, 2023	December 31, 2022
Municipality of São Paulo	3,042,927	2,656,113
Municipality of Cotia	15,456	103,729
Municipality of Cachoeira Paulista	14,964	13,672
Others	11,918	33,804
TOTAL	3,085,265	2,807,318

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with the municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

11	Related-Party Balances and Transactions

(a) São Paulo State

(i)       Accounts receivable, interest on capital payable, revenue and expenses

	December 31, 2023	December 31, 2022
Accounts receivable
Current:
Sanitation services (ii)	169,515	144,937
Allowance for losses	(50,498)	(49,595)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (iii) and (iv)	36,241	13,376
- GESP Agreement – 2015 (vi)	106,022	97,075

Total current	261,280	205,793

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vi)	933,911	949,589

Total noncurrent	935,272	950,950

Total receivables	1,196,552	1,156,743

Assets:
Sanitation services	120,378	96,703
Reimbursement of additional retirement and pension benefits (G0)	1,076,174	1,060,040

Total	1,196,552	1,156,743

Liabilities:
Interest on capital payable	420,564	372,550

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	2023	2022	2021

Revenue from sanitation services	775,988	661,955	522,608
Payments received from related parties	(741,089)	(632,501)	(439,349)

Payment received from reimbursement referring to Law 4,819/58	(189,713)	(186,690)	(179,787)

(ii) Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in terms and conditions deemed by Management as usual market terms and conditions, except for the settlement of credits, which may be made according to item (iii) of this Note.

(iii) Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees or pensioners, referred to as G0.

Under the GESP Agreement, executed in 2001, the São Paulo State acknowledges being responsible for the charges arising from the Benefits, provided that the payment criteria established by the State Personnel Expenses Department (DDPE), be met, based on legal guidance of the Legal Counsel of the Treasury Department and the State Attorney General Office (PGE).

As explained in item (iv), the São Paulo State’s validation of the amounts due to the Company because of the Benefits found divergences regarding the calculation and eligibility criteria of the Benefits applied by the Company.

See additional information about the G0 plan in Note 22 (ii).

As a result of a court decision, SABESP is responsible for the payments.

(iv) Disputed amounts

As of November 17, 2008 the Company and the São Paulo State signed the Third Amendment to the GESP Agreement, when the disputed and undisputed amounts were calculated. The amendment established the efforts to calculate the Disputed Amount of the Benefits. According to clause four of such instruments, the Disputed Amount consists of the difference between the Undisputed Amount and the amount actually paid by the Company as additional retirement and pension benefits provided for in Law 4,819/1958, for which the State of São Paulo was originally responsible for because of a court decision.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

By entering into the Third Amendment, the State Attorney General Office (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of the benefits provided for in Law 4,819/1958. At the time, this expectation was based on the willingness of the PGE to reassess the matter and the implied right of the Company to the reimbursement, including based on opinions from external legal counsel.

However, the recent opinions issued by the PGE received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as Disputed Amount.

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

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the Disputed Amount in a friendly way.

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

As of December 31, 2023 and 2022, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,583,449 and R$ 1,482,140, respectively, for which allowances for doubtful accounts were recorded for the total amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(v) Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2023 and 2022, the amounts corresponding to such actuarial liability were R$ 2,098,622 and R$ 2,002,075, respectively. For detailed information on additional retirement and pension benefits, see Note 22.

(vi) GESP Agreement - 2015

On March 18, 2015, the Company, the São Paulo State, and Department of Water and Electric Energy (DAEE), through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609,109, is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

As of July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay SABESP, in addition to the principal, an inflation adjustment of R$ 316,027 (restated until February 2015) in 60 installments, beginning in April 2030. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

In July 2022, R$ 325,561 referring to the adjustment for inflation until that date was recorded at present value.

As of December 31, 2023, the balance receivable was R$ 106,022 in current assets (R$ 97,075 as of December 31, 2022) and R$ 933,911 in noncurrent assets (R$ 949,589 as of December 31, 2022).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(b)   Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of December 31, 2023, the balance of the agreement totaled R$ 8,876 and R$ 99,279 in Other Liabilities, under current and noncurrent liabilities, respectively (in December 31, 2022, R$ 8,456 and R$ 95,033).

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

(d)   Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17.

(e) Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

In 2023, expenses with employees assigned to other state entities totaled R$ 8,165 (R$ 800 in 2022 and R$ 734 in 2021).

No expenses with employees from other entities assigned to the Company were recorded in 2023, 2022 and 2021.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(f)  Non-operating assets

As of December 31, 2023 and 2022, the Company had an amount of R$ 3,613 related to a land and lent structures.

(g) SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2023 totaled R$ 44,249 (R$ 148,116 as of December 31, 2022). See Note 22.

(h) Compensation of the Fiscal Council and Management Key Personnel

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

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council and Executive Board receive an annual reward equivalent to a monthly fee, calculated on a prorated basis referring to fees in effect in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, healthcare, private pension, annual rest (with the characteristic of paid leave of thirty (30) calendar days, with additional payment corresponding to one third of the monthly fees for such rest), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, under the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times Management’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 8,550, R$ 6,175 and R$ 6,369 in 2023, 2022 and 2021, respectively.

Additional amounts of R$ 1,885, R$ 1,305 and R$ 1,440, referring to the executive officers’ bonus program, were recorded in 2023, 2022 and 2021, respectively.

(i)       Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matures on December 30, 2021 and the last on December 30, 2023.

This agreement was settled on July 21, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of December 31, 2023, the balance of principal and interest of this agreement totaled R$ 694 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 242 and R$ 2,814, respectively, as of December 31, 2022), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the first installment of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of December 31, 2023, the balance of principal and interest of this agreement totaled R$ 78,611, which was recorded in “Other assets” under noncurrent assets, at CDI + 2% p.a.

This agreement was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

(j) FEHIDRO

In April 2021, the Company entered into three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds will be aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra and Vargem Grande Paulista. The investment totaled R$ 10.8 million, R$ 8.7 million of which, or 80% of the total, will be financed by FEHIDRO and R$ 2.1 million, or 20% of the total, will be financed by SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponds to the grace period, and 41 months to amortization.

As of December 31, 2023, the balance of these financings totaled R$ 1.3 million (as of December 31, 2022 – R$ 5.1 million).

12	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect the returns over the investments, indicating participating shared control (joint venture – IFRS 11), except for SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, consolidated this SPE, according to the Accounting Policy described in Note 3.1.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(a)	Sesamm

As of August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a 30 year term from the signature date of the concession agreement with the municipality, to provide services to complement the implementation of the sewage removal system and implementation of the operation of the sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

As of December 31, 2023, the company’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value, of which SABESP holds an interest of 36%, while GS Inima holds an interest of 64%.

The operations initiated in June 2012.

(b)	Águas de Andradina

As of September 15, 2010, Águas de Andradina S.A. was incorporated, for an indefinite term, to provide water supply and sewage services to the municipality of Andradina.

As of December 31, 2023, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Andradina as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

(c)	Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated to provide water supply and sewage services in the municipality of Castilho.

As of December 31, 2023, the company’s share capital was R$ 2,785, divided into 2,785,276 registered shares with no par value, of which SABESP holds an interest of 30%, whilw Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Castilho as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(d)	Attend Ambiental

As of August 23, 2010, Attend Ambiental S/A was incorporated to implement and operate a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2023, the company’s share capital was R$ 23,494, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45%, while Estre holds an interest of 55%.

The operations initiated in December 2014.

(e)	Aquapolo Ambiental S/A.

As of October 8, 2009, Aquapolo Ambiental, was incorporated with the purpose of producing, supplying, and selling reuse water to Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2023, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%, while GS Inima Industrial holds an interest of 51%.

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through a debenture issue.

The operations initiated in October 2012.

(f)	Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda (“Servtec”) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), whose purpose is the implementation and commercial exploration of hydraulic potentials in Small Hydroelectric Power Plants (SHPPs) located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2023, the company’s share capital was R$ 28,989, divided into 8,679,040 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The operations initiated in March 2023.

(g)	Cantareira SP Energia

As of October 28, 2022, Cantareira SP Energia S/A was created with the purpose of developing, producing, and selling photovoltaic energy; selling and purchasing energy; renting, loaning, and leasing own or third-party assets; operating and maintaining energy generation plants; and holding an interest in other companies.

As of December 31, 2023, the company’s share capital was R$ 1,000, divided into 1,000,000 registered common shares with no par value, of which SABESP holds an interest of 49%, while Pacto SP Energia I Ltda. holds an interest of 51%.

As of December 31, 2023, operations had not initiated yet.

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

As of December 31, 2023, the company’s share capital was R$ 69,258, divided into 69,257,657 registered common shares with no par value, of which SABESP holds an interest of 20%, while FOXX Inova Ambiental S/A holds an interest of 80%.

(i)	Infranext Soluções em Pavimentação S/A

As of December 7, 2022, SPE Infranext Soluções e Pavimentação S/A was created to sell cold asphalt and related products, provide related services, make investments, and hold interest in other companies.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2023, the company’s share capital was R$ 7,050, divided into 7,050,000 registered common shares with no par value. The company’s total share capital will be R$ 12,000, divided into 12,000,000 registered, book-entry common shares, of which SABESP will hold an interest of 45% and DVS – Locação de Equipamentos Ltda. will hold an interest of 55%.

As of December 31, 2023, operations had not initiated yet.

(j)	SABESP Olímpia S/A

As of August 11, 2023, Sabesp Olímpia S/A was incorporated with the corporate purpose of providing public water supply and sewage services in the municipality of Olímpia/SP, under the Concession Agreement resulting from the Bid Notice 02/2023.

As of December 31, 2023, the company’s share capital was R$ 811, divided into 811.121 registered common shares with no par value. The company’s total share capital will be R$ 8,111, divided into 8,111,208 registered common shares with no par value, of which SABESP will hold an interest of 100%.

The operations initiated in December 2023.

The Company holds equity interest valued by the equity accounting in the following investees:

Company	Equity			Contribution	Dividends distributed	Profit (loss) for the year
	2023	2022	2021	2023	2023	2023	(*)	2022	2021

Sesamm	61,275	59,371	58,421	-	(18,485)	20,389	-	14,825	9,059
Águas de Andradina	34,088	30,777	29,591	-	-	3,311	-	1,186	2,424
Águas de Castilho	12,784	10,787	9,384	-	-	1,997	-	1,403	1,428
Attend Ambiental	43,263	29,729	23,493	-	(4,215)	17,749	-	8,177	4,701
Aquapolo Ambiental	102,442	73,926	58,172	-	(9,000)	37,516	-	30,496	25,269
Paulista Geradora de Energia (**)	42,307	10,486	6,153	30,093	-	1,728	-	(744)	(539)
Cantareira SP Energia	10,650	1,000	-	10,114	-	(464)	-	-	-
FOXX URE-BA Ambiental	63,309	69,258	-	4,325	-	(1,686)	(8,588)	-	-
Infranext Soluções em Pavimentação (***)	4,699	7,050	-	-	-	(2,351)	-	-	-
Sabesp Olímpia	(3,066)	-	-	811	-	(3,877)	-	-	-

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s consolidated financial statements.
(**)	In October 2022, it was agreed at the Extraordinary Meeting a capital contribution of R$ 20,310 thousand, and SABESP paid R$ 5,077 in December 2022, corresponding to 25%. Servtec and Tecniplan paid R$ 15,233 in June 2023, corresponding to 75%. In 2023, a contribution of R$ 20,600 was defined, with Servtec and Tecniplan paying R$ 14,860 of this amount. As of December 31, 2023, the contributions from Servtec and Tecniplan, of R$ 295 each, and the contribution from SABESP, of R$ 5,150, were still pending.
(***)	Infranext’s share capital will be R$ 12,000. As of December 31, 2023, SABESP had an outstanding payable amount of R$ 4,950.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	Investiments		Contribution	Dividends distributed	Reclassification (***)	Equity in the earnings of subsidiaries				Interest percentage
	2023	2022	2023	2023	2023	2023	(*)	2022	2021	2023	2022	2021
Sesamm	22,059	21,374	-	(6,655)	-	7,340	-	5,337	3,261	36%	36%	36%
Águas de Andradina	10,225	9,233	-	-	-	992	-	356	700	30%	30%	30%
Águas de Castilho	3,835	3,236	-	-	-	599	-	421	433	30%	30%	30%
Attend Ambiental	19,469	13,379	-	(1,897)	-	7,987	-	3,680	5,438	45%	45%	45%
Aquapolo Ambiental	50,196	36,223	-	(4,410)	-	18,383	-	14,943	12,382	49%	49%	49%
Paulista Geradora de Energia	6,861	6,429	-	-	-	432	-	(186)	(135)	25%	25%	25%
Cantareira SP Energia	5,212	490	4,949	-	-	(227)	-	-	-	49%	49%	-
FOXX URE-BA Ambiental	12,663	13,852	865	-	-	(337)	(1,717)	-	-	20%	20%	-
Infranext Soluções em Pavimentação	-	450	-	-	608	(1,058)	-	-	-	45%	45%	-
Total	130,520	104,666	5,814	(12,962)	608	34,111	(1,717)	24,551	22,079
FOXX URE-BA Ambiental (**)	25,244	-
Other investments	6,099	6,099
Overall total	161,863	110,765

(*)	Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s consolidated financial statements.

(**)	The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2023.

(***)	The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

13	Investment Properties

	December 31, 2022	Depreciation	December 31, 2023

Investment properties	46,726	(48)	46,678

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Additions	Depreciation	December 31, 2022

Investment properties	46,126	648	(48)	46,726

	December 31, 2020	Write-offs and disposals	Depreciation	December 31, 2021

Investment properties	46,274	(100)	(48)	46,126

As of December 31, 2023, the market value of these properties was approximately R$393,600 (R$ 386,000 as of December 31,2022).

14	Contract assets

	December 31, 2022	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2023 (iii)

Total contract assets	8,613,968	6,026,053	384	(7,247,309)	7,393,096

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarulhos and Itanhaém, in the amounts of R$ 2,528 million, R$ 377 million and R$ 180 million, respectively.

(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Franca and São Bernardo do Campo, in the amounts of R$ 3,306 million, R$ 314 million and R$ 260 million, respectively.

(iii)	The largest works are located in the municipalities of São Paulo, Francisco Morato and Guarulhos, in the amounts of R$ 2,053 million, R$ 255 million and R$ 252 million, respectively.

As of December 31, 2023, there were no leases amounts recorded in the contract assets recognized before December 31, 2019 in accordance with IAS 17 (R$ 276,893 as of December 31, 2022).

	December 31, 2021	Additions (i)	Transfers	Transfers of works to intangible assets	December 31, 2022

Total contract assets	8,550,102	5,240,528	2,702	(5,179,364)	8,613,968

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2020	Additions	Transfers	Transfers of works to intangible assets	December 31, 2021

Total contract assets	7,969,164	4,759,789	2,412	(4,181,263)	8,550,102

(a)       Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset, totaling R$ 638,208 (R$ 622,803 in 2022 and R$ 300,792 in 2021) during the construction period.

(b) Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower, to cover administration costs and the assumption of responsibility for primary risk is lower. In 2023 and 2022 the margin was 2.3%.

Construction margin for 2023, 2022 and 2021 were R$ 125,603, R$ 109,369 and R$ 98,402, respectively.

(c)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset the execution of the works. In 2023 and 2022, the total referring to expropriations was R$ 58,682 and R$ 62,599, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

15	Intangible assets

(a)       Statement of financial position details

	December 31, 2023			December 31, 2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	747,925	(241,808)	506,117	722,730	(223,404)	499,326
Concession agreements – economic value	1,686,384	(1,048,624)	637,760	1,585,271	(933,232)	652,039
Concession agreements – new contracts	148,000	(411)	147,589	-	-	-
Program contracts	30,267,977	(9,583,480)	20,684,497	26,875,408	(8,537,949)	18,337,459
Program contracts – commitments	1,709,757	(497,731)	1,212,026	1,709,757	(444,765)	1,264,992
Services contracts – São Paulo	29,161,286	(8,967,701)	20,193,585	25,584,703	(7,714,252)	17,870,451
Software license of use	1,300,504	(787,280)	513,224	1,249,881	(654,477)	595,404
Right of use – other assets	217,204	(99,144)	118,060	170,921	(95,869)	75,052
Right of use - investments	-	-	-	26,148	-	26,148
Total	65,239,037	(21,226,179)	44,012,858	57,924,819	(18,603,948)	39,320,871

(b)       Changes

	December 31, 2022	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	22	27,774	(934)	(307)	(19,764)	506,117
Concession agreements – economic value	652,039	60	115,841	63	(119)	(130,124)	637,760
Concession agreements – new contracts	-	148,000	-	-	-	(411)	147,589
Program contracts (*)	18,337,459	159	3,337,155	93,417	(4,933)	(1,078,760)	20,684,497
Program contracts – commitments	1,264,992	-	-	-	-	(52,966)	1,212,026
Services contracts – São Paulo	17,870,451	430	3,717,006	(113,378)	(2,237)	(1,278,687)	20,193,585
Software license of use	595,404	1,397	49,533	(88)	-	(133,022)	513,224
Right of use – Other assets	75,052	108,405	-	-	(31)	(65,366)	118,060
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	258,473	7,247,309	(47,068)	(7,627)	(2,759,100)	44,012,858
(*)	As of December 31, 2023, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 374,679 - R$ 43,738 recognized as concession agreements – equity value and R$ 330,941 recognized as program contracts (R$ 222,572 as of December 31, 2022 – R$ 54,356 recognized as concession agreements – equity value and R$ 168,216 recognized as program contracts).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2022
Intangible right arising from:
Concession agreements – equity value (*)	491,057	-	27,166	(144)	(115)	(18,638)	499,326
Concession agreements – economic value	681,441	13	48,428	33,576	(9)	(111,410)	652,039
Program contracts (*)	17,152,021	6,635	2,132,675	2,944	(2,800)	(954,016)	18,337,459
Program contracts – commitments	1,317,957	-	-	-	-	(52,965)	1,264,992
Services contracts – São Paulo	16,158,771	208	2,855,284	(41,133)	(6,063)	(1,096,616)	17,870,451
Software license of use	598,734	214	115,811	6	-	(119,361)	595,404
Right of use – Other assets	103,853	42,182	-	-	(67)	(70,916)	75,052
Right of use – Investments	-	26,148	-	-	-	-	26,148
Total	36,503,834	75,400	5,179,364	(4,751)	(9,054)	(2,423,922)	39,320,871

(*)	As of December 31, 2022, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 222,572 - R$ 54,356 recognized as concession agreements – equity value and R$ 168,216 recognized as program contracts (R$ 245,681 as of December 31, 2021 – R$ 65,012 recognized as concession agreements – equity value and R$ 180,669 recognized as program contracts).

	December 31, 2020	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	December 31, 2021
Intangible right arising from:
Concession agreements – equity value (*)	483,775	-	24,656	467	(148)	(17,693)	491,057
Concession agreements – economic value	734,665	-	52,275	(14)	(242)	(105,243)	681,441
Program contracts (*)	16,360,307	17,690	1,640,733	13,744	(8,840)	(871,613)	17,152,021
Program contracts – commitments	1,370,923	-	-	-	-	(52,966)	1,317,957
Services contracts – São Paulo	14,872,604	14,950	2,307,851	(13,827)	(13,745)	(1,009,062)	16,158,771
Software license of use	540,625	-	155,748	-	-	(97,639)	598,734
Right of use – Other assets	42,676	140,321	-	-	(4,103)	(75,041)	103,853
Total	34,405,575	172,961	4,181,263	370	(27,078)	(2,229,257)	36,503,834
(*)	As of December 31, 2021, intangible assets include leases recognized before December 31, 2018 in accordance with IAS 17 amounting to R$ 245,681 - R$ 65,012 recognized as concession agreements – equity value and R$ 180,669 recognized as program contracts (R$ 269,561 as of December 31, 2020 – R$ 76,454 recognized as concession agreements – equity value and R$ 193,107 recognized as program contracts).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)       Intangible arising from concession agreements

The Company operates concession agreements for water supply and sewage services mostly based on agreements that define rights and obligations regarding to the exploration of assets related to the provision of public services (See Note 3.10 (a)). The agreements provide for the return of the assets to the granting authority at the end of the concession period.

As of December 31, 2023 and 2022, the Company operated in 376 municipalities in the São Paulo State, including the municipality of Olímpia (375 as of December 31, 2022). Most of these agreements are valid for 30 years, except for contracts entered into with the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40 year term.

The provision of services is remunerated in the form of tariffs, regulated by ARSESP.

Intangible rights arising from concession agreements include:

(i) Concession agreements – equity value

Refer to municipalities assumed until 2006, except for the municipalities assumed by the economic value through an asset valuation report prepared by independent experts. The amortization of the assets is calculated on a straight-line basis, which considers the assets’ useful life.

(ii) Concession agreements – economic value

From 1999 to 2006, negotiations related to new concessions were conducted based on the economic and financial results of the transaction, defined in a valuation report issued by independent appraisers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The amount defined in the respective contract, after the transaction is closed with the municipality, realized upon subscription of the Company's shares or in cash, is recorded in this line and amortized throughout the respective concession (usually 30 years). As of December 31, 2023 and 2022 there were no pending amounts related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the term of the contracts or the useful life of the underlying assets, whichever is shorter.

(iii) Concession agreements – New Contracts

These refer to contracts awarded through bidding processes following the New Legal Sanitation Framework. The assets are amortized over the contracted period or the useful life of the underlying assets, whichever is shorter.

(iv) Program contracts

Refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired up to the signature dates of program contracts is calculated on a straight-line basis, which considers the assets’ useful life. Assets acquired or built after the signature dates of program contracts are amortized over the contracted period (most of which for 30 years) or during the useful life of the underlying assets, whichever is shorter.

(v) Program contracts - Commitments

Since the effectiveness of the Basic Sanitation Regulation in 2007, contracts have been renewed through program contracts. In some of these contracts, the Company undertook to financially participate in social and environmental initiatives. The assets built and the financial commitments assumed in the program contracts are recorded as intangible assets and amortized on a straight-line basis under the term of the program contract.

As of December 31, 2023 and 2022, the amounts not yet disbursed were recorded in “Program contract commitments”, under current liabilities, totaling R$ 21,969 and R$ 100,188, respectively, under noncurrent liabilities, totaling R$ 12,047 and R$ 12,197, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(vi) Services contracts - Municipality of São Paulo

As of June 23, 2010, the Company entered into an agreement with the São Paulo State and the Municipality of São Paulo to provide water supply and sewage services in the municipality of São Paulo for 30 years, extendable for another 30 years.

Also on June 23, 2010, the State and the Municipality signed an Agreement, with SABESP as the intervening party, whose main aspects are:

1. The State and the Municipality grant SABESP the right to explore sanitation services in the capital of the São Paulo State, which includes the obligation to provide such services and the right to charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating (including the tariff), controlling and monitoring the services;

3. The evaluation model used was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments, and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The opportunity cost of SABESP’s creditors and investors was based on the Weighted Average Cost of Capital (WACC) methodology. This cost was used as a discount rate of the cash flow, calculated at 7.75% at the time;

6. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep taxes. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs provided for in the State and Municipal sanitation plans, as well as in the Metropolitan sanitation plan, where applicable. The Investment Plan will be revised by the Managing Committee every four years, especially regarding investments to be made in the subsequent period;

7. The amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) to be invested in sanitation services in the municipality must be recovered through tariff charges, as agreed upon in the contract. This amount accounts for 7.5% of the total revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep, and delinquency is retained in the municipalities until it is settled. Amounts transferred to FMSAI are recorded in profit or loss as operational cost;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, it provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the Agreement.

As of December 16, 2016, as a result of the 1st Four-Year Review, the 1st amendment to the contract was signed, updating the exhibits related to the Coverage Targets Plan and service quality, the Investment Plan, and the Investment Compatibility Strategy.

Regarding to the recovery of the amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure, through tariff charges, mentioned in item 7 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff review process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State to analyze, among other things, methods to reduce the impact on consumers.

As of April 18, 2014, ARSESP published Resolution 484 with the final result of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter 1,309/2014-SGM/GAB and the São Paulo State through a petition filed by the São Paulo State Office, through Official Letter ATG/Official Letter 092/2014-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State and SABESP.

As of May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision and, as of this revision cycle, ARSESP has been transferring the tariffs up to 4% of municipal revenue, which is transferred from SABESP to the Municipal Fund for Environmental Sanitation and Infrastructure legally created. Under the Second Ordinary Tariff Revision, concluded in May 2018, the only contract providing for that transfer and meeting the requirements of ARSESP was the one executed with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the Municipal Fund for Environmental Sanitation and Infrastructure of São Paulo were transferred to the tariffs of the tariff cycle ended in April 2021.

The Municipal Government of São Paulo, the São Paulo State Governments, ARSESP and the Company have not reached an agreement to define the percentage of the Municipal Fund for Environmental Sanitation and Infrastructure transfer to the tariffs charged by the Company in the Municipality of São Paulo, which led to the filing of a lawsuit by the municipality claiming the percentage provided for in the contract between the parties. As requested by the municipality, the lawsuit is currently suspended.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

At the time of execution of the agreement, the Municipality of São Paulo and the Company did not agree to settle the pending financial issues existing, related to the rendering of water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed lawsuits for collection of the aforementioned amounts, which remain in progress and are recorded under allowance for doubtful accounts.

As of December 31, 2023 and 2022, the agreement entered into with the Municipality of São Paulo accounted for 44.95% and 45.14%, respectively, of the Company’s sanitation revenue, which ensures legal and property security to SABESP.

(d)       Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System (PPP SPAT)

In June 2008, SABESP and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A (currently SPAT Saneamento S/A), formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed the contracts of the Public-Private Partnership of the Alto Tietê production system, to expand the capacity of the Taiaçupeba Water Treatment Station, from 10 thousand to 15 thousand litters per second, valid for 15 years from the commencement of the works.

The works started in February 2009 and the SPAT PPP started operating in October 2011.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, totaling R$ 14,740, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System (PPP SPSL)

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership contracts of the São Lourenço Production System, valid for 25 years from the commencement of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The objective of the contract is: (i) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and (ii) for the operation of the system to dewater, dry and provide final disposal of sludge, maintenance and works of the São Lourenço Production System project.

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 42,904, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has become effective since the start of operations of the system, with acceptance by SABESP, and will be valid until one of the following events occurs, whichever occurs first: (i) the original payment date of the last installment of interest/amortization of main financing that the SPE may contract for the performance of the works; (ii) end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

Intangible assets were accrued based on the physical evolution of the works, with the Public-Private Partnership accounts being the corresponding entries in liabilities.

The discount rates used in the agreements of the Public-Private Partnerships Alto Tietê and São Lourenço are 8.20% and 14.85% p.a., respectively, for the calculation of the present value adjustment.

The amounts recorded in intangible assets are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2023	December 31, 2022
Alto Tietê	235,224	251,545
São Lourenço	2,556,002	2,725,900
Total	2,791,226	2,977,445

The obligations assumed by the Company as of December 31, 2023 and 2022 are shown in the table below:

	December 31, 2023			December 31, 2022
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	52,762	-	52,762	91,782	36,645	128,427
São Lourenço	435,164	2,798,688	3,233,852	130,631	2,700,123	2,830,754
Total	487,926	2,798,688	3,286,614	222,413	2,736,768	2,959,181

(e) Amortization of Intangible Assets

The average amortization rate totaled 5.4% as of December 31, 2023 (5.2% as of December 31, 2022 and 4.9% as of December 31, 2021).

(f) Leases and right of use

Nature	December 31, 2023	December 31, 2022

Leases - Contract Assets	-	276,893

Leases - Concession and Program Contracts
Cost	588,600	405,431
Accumulated amortization	(213,921)	(182,859)
(=) Net	374,679	222,572

Right of use - Other assets
Vehicles	205,593	153,384
Properties	11,566	11,711
Equipment	45	5,826
Accumulated amortization	(99,144)	(95,869)
(=) Net	118,060	75,052

Total – Leases and Right of use	492,739	574,517

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact in the income statements:

Impact in the income statement
	December 31, 2023	December 31, 2022	December 31, 2021

Right-of-use amortization	(96,429)	(105,551)	(75,041)
Financial result – interest expense and inflation adjustment	(75,108)	(72,050)	(68,730)
Short-term and low-value lease expenses	(26,776)	(25,365)	(22,467)
Decrease of the income of the year	(198,313)	(202,966)	(166,238)

(g) Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2023 and 2022, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 183,876 and R$ 138,550, and in intangible assets they totaled R$ 2,191,361 and R$ 2,126,106, respectively.

16	Property, plant and equipment

(a)       Statement of financial position details

	December 31, 2023				December 31, 2022
	Cost	Accumulated depreciation	Net	Annual Depreciation average rate	Cost	Accumulated depreciation	Net	Annual Depreciation average rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	125,672	(44,726)	80,946	2.2%	90,311	(42,343)	47,968	2.1%
Equipment	443,380	(313,193)	130,187	14.2%	412,828	(291,963)	120,865	15.3%
Transportation equipment	14,625	(10,384)	4,241	9.9%	12,578	(10,083)	2,495	9.9%
Furniture and fixtures	41,049	(15,876)	25,173	6.8%	38,528	(15,032)	23,496	6.7%
Other	140,548	(764)	139,784	6.5%	50,189	(302)	49,887	5.0%
Total	859,502	(384,943)	474,559	9.7%	698,662	(359,723)	338,939	11.2%

(b)       Changes

	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	5,832	28,459	(14)	(1,299)	80,946
Equipment	120,865	55,449	(18,121)	(641)	(27,365)	130,187
Transportation equipment	2,495	-	2,432	-	(686)	4,241
Furniture and fixtures	23,496	6,522	(3,060)	(72)	(1,713)	25,173
Other	49,887	79,446	10,826	-	(375)	139,784
Total	338,939	147,249	20,536	(727)	(31,438)	474,559

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2022
Land	94,213	-	15	-	-	94,228
Buildings	45,498	4,657	(976)	(45)	(1,166)	47,968
Equipment	115,154	27,849	1,988	(781)	(23,345)	120,865
Transportation equipment	2,472	175	658	(3)	(807)	2,495
Furniture and fixtures	22,079	2,646	394	(149)	(1,474)	23,496
Other	11,741	38,341	(30)	(78)	(87)	49,887
Total	291,157	73,668	2,049	(1,056)	(26,879)	338,939

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	3,181	(1,965)	(5)	(1,060)	45,498
Equipment	101,016	38,807	(3,398)	(365)	(20,906)	115,154
Transportation equipment	2,969	97	69	-	(663)	2,472
Furniture and fixtures	17,419	4,477	1,647	(206)	(1,258)	22,079
Other	7,287	3,719	865	-	(130)	11,741
Total	268,251	50,281	(2,782)	(576)	(24,017)	291,157

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

17	Borrowings and financing

	December 31, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	22,385	67,835	45,450	67,681	113,131
17th issue debentures	-	-	-	144,632	-	144,632
18th issue debentures	46,962	-	46,962	49,937	45,649	95,586
22nd issue debentures	170,957	170,616	341,573	199,901	326,433	526,334
23rd issue debentures	490,810	374,279	865,089	-	864,910	864,910
24th issue debentures	-	512,122	512,122	-	488,478	488,478
26th issue debentures	-	1,302,042	1,302,042	-	1,239,645	1,239,645
27th issue debentures	200,000	498,634	698,634	299,614	698,339	997,953
28th issue debentures	127,715	1,070,457	1,198,172	-	1,197,756	1,197,756
29th issue debentures	-	1,314,136	1,314,136	-	1,275,295	1,275,295
30th issue debentures	125,000	873,231	998,231	-	998,110	998,110
Brazilian Federal Savings Bank	108,210	1,508,275	1,616,485	99,767	1,422,145	1,521,912
Brazilian Development Bank - BNDES PAC	-	-	-	6,736	-	6,736
Brazilian Development Bank - BNDES PAC II 9751	7,286	16,316	23,602	7,214	23,344	30,558
Brazilian Development Bank - BNDES PAC II 9752	4,936	11,107	16,043	4,887	15,884	20,771
Brazilian Development Bank - BNDES ONDA LIMPA	27,219	6,766	33,985	26,949	33,617	60,566
Brazilian Development Bank - BNDES TIETÊ III	200,693	652,175	852,868	154,437	656,264	810,701
Brazilian Development Bank - BNDES 2015	34,146	360,021	394,167	33,807	390,127	423,934
Brazilian Development Bank - BNDES 2014	6,638	10,107	16,745	6,572	16,525	23,097
Inter-American Development Bank - IDB 2202	181,349	1,983,615	2,164,964	181,349	2,164,009	2,345,358
Inter-American Development Bank - IDB INVEST	39,550	814,840	854,390	37,340	853,725	891,065
Inter-American Development Bank - IDB INVEST 2022	14,100	438,241	452,341	14,100	452,085	466,185
Inter-American Development Bank - IDB INVEST 2023	14,100	447,791	461,891	-	-	-
International Finance Corporation – IFC 2022	22,800	713,910	736,710	80,000	670,996	750,996
International Finance Corporation – IFC 2023	-	986,651	986,651	-	-	-
Leases (Concession Agreements, Program Contracts and Contract Asset)	49,884	259,326	309,210	44,453	313,391	357,844
Leases (Others)	68,499	73,801	142,300	72,109	29,265	101,374
Other	3,003	2,910	5,913	6,241	5,867	12,108
Interest and other charges	377,398	-	377,398	417,878	-	417,878
Total in local currency	2,366,705	14,423,754	16,790,459	1,933,373	14,249,540	16,182,913

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing outstanding balance	December 31, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$20,556 thousand (US$30,834 thousand in December 2022)	49,759	49,759	99,518	53,628	107,256	160,884
Inter-American Development Bank - IDB 4623 – US$152,187 thousand (US$74,299 thousand in December 2023)	-	712,449	712,449	-	367,441	367,441
International Bank of Reconstruction and Development (IBRD) – IBRDs 7662 e 8906 – US$107,445 thousand (US$78,197 thousand in December 2022)	29,433	477,554	506,987	31,722	365,648	397,370
JICA 15 – ¥6,914,580 thousand (¥8,067,010 thousand in December 2022)	39,437	197,180	236,617	45,602	273,610	319,212
JICA 18 – ¥6,216,960 thousand (¥7,253,120 thousand in December 2022)	35,457	177,168	212,625	41,001	245,865	286,866
JICA 17 – ¥3,464,352 thousand (¥3,753,048 thousand in December 2022)	9,879	107,880	117,759	11,424	136,227	147,651
JICA 19 – ¥24,482,493 thousand (¥26,296,011 thousand in December 2022)	62,059	774,200	836,259	71,761	967,124	1,038,885
BID 1983AB – US$7,692 thousand (US$7,692 thousand in December 2022)	-	-	-	39,962	-	39,962
Interest and charges	23,677	-	23,677	17,487	-	17,487
Total in foreign currency	249,701	2,496,190	2,745,891	312,587	2,463,171	2,775,758

Total borrowings and financing	2,616,406	16,919,944	19,536,350	2,245,960	16,712,711	18,958,671

Exchange rate as of December 31, 2023: US$4.8413; ¥0.03422 (as of December 31, 2022: US$5.2177; ¥0.03957).

As of December 31, 2023, the Company did not have balances of borrowings and financing, raised during the year, to maturing within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI +0.75% (Series 1) and 4.5% (Series 2) and 4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
22nd issue debentures	Own funds	2025	CDI +0.58% (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
23rd issue debentures	Own funds	2027	CDI +0.49% (Series 1) and CDI + 0.63% (Series 2)
24th issue debentures	Own funds	2029	3.20% (Series 1) and 3.37% (Series 2)	IPCA (Series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI +1.60% (Series 1) and CDI + 1.80% (Series 2) and 2.25% (Series 3)
28th issue debentures	Own funds	2028	CDI +1.20% (Series 1) and CDI + 1.44% (Series 2) and 1.60% (Series 3)
29th issue debentures	Own funds	2036	CDI +1.29% (Series 1) and 5.3058% (Series 2) and 5.4478% (Series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI +1.30% (Series 1) and 1.58% (Series 2)
Brazilian Federal Savings Bank	Own funds	2023/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP+1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP+2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP+1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI+0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+1.90% and CDI+2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI+2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI+0.50%
International Finance Corporation – IFC	Own funds	2032	CDI+2.00%
Leases (Concession Agreements, Program Contracts and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (Others)		2027	9.32% to 15.24%
Other	Own funds	2025	3% (FEHIDRO) and TJLP + 1.5% (FINEP)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes

Inter-American Development Bank - IDB 1212 - US$20,556 thousand	Government	2025	SOFR + 4.72% (*)	US$
Inter-American Development Bank - IDB 4623 - US$152,187 thousand	Government	2044	SOFR + 6.60531% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$107,445 thousand	Government	2034	SOFR + 6.0% and 7.1% (*)	US$
JICA 15 – ¥6,914,580 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥6,216,960 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥3,464,352 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥24,482,493 thousand	Government	2037	1.7% and 0.01%	Yen

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(i)       Payment schedule – book value as of December 31, 2023

	2024	2025	2026	2027	2028	2029	2030 to 2044	TOTAL
LOCAL CURRENCY
Debentures	1,206,894	1,336,415	1,214,740	1,368,020	658,827	781,623	778,277	7,344,796
Brazilian Federal Savings Bank	108,210	114,964	122,140	129,752	137,707	142,986	860,726	1,616,485
BNDES	280,918	260,466	250,531	237,817	84,241	34,146	189,291	1,337,410
IDBs – National	249,099	260,899	330,209	315,069	420,959	385,919	1,971,432	3,933,586
IFCs	22,800	44,200	61,800	80,800	123,600	181,600	1,208,561	1,723,361
Leases (Concession Agreements, Program Contracts and Contract Asset)	118,383	97,096	53,629	36,184	38,901	42,692	64,625	451,510
Other	3,003	2,768	142	-	-	-	-	5,913
Interest and other charges	377,398	-	-	-	-	-	-	377,398
TOTAL IN LOCAL CURRENCY	2,366,705	2,116,808	2,033,191	2,167,642	1,464,235	1,568,966	5,072,912	16,790,459
FOREIGN CURRENCY
IDB	49,759	69,148	38,778	38,778	38,778	38,778	537,948	811,967
IBRD	29,433	29,433	29,433	29,433	29,433	40,238	319,584	506,987
JICA	146,832	146,831	146,831	146,831	146,831	146,712	522,392	1,403,260
Interest and other charges	23,677	-	-	-	-	-	-	23,677
TOTAL IN FOREIGN CURRENCY	249,701	245,412	215,042	215,042	215,042	225,728	1,379,924	2,745,891
Total	2,616,406	2,362,220	2,248,233	2,382,684	1,679,277	1,794,694	6,452,836	19,536,350

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(ii)       Changes

	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(2,043)	114,228	21,421	(839,833)	(741,812)	628,580	176,739	11,172	7,534,818
Brazilian Federal Savings Bank	1,526,185	-	174,058	-	22,023	5,475	(122,843)	(106,982)	98,428	24,670	-	1,621,014
BNDES	1,380,993	-	190,000	-	10,326	2,464	(97,829)	(241,992)	78,745	18,516	249	1,341,472
IDB 2202	2,450,550	-	-	-	-	-	(328,627)	(181,349)	135,524	175,689	955	2,252,742
IDB INVEST 2020	943,619	-	-	-	-	-	(138,676)	(37,340)	27,360	104,739	665	900,367
IFC 2022	774,525	-	-	-	-	-	(114,131)	(15,200)	15,029	96,160	914	757,297
IFC 2023	-	-	1,000,000	(13,652)	-	-	(2,434)	-	11,335	11,090	303	1,006,642
IDB INVEST 2022	469,327	-	-	-	-	-	(72,245)	(14,100)	71,305	-	256	454,543
IDB INVEST 2023	-	-	470,000	(1,083)	-	-	(41,022)	(7,050)	43,263	-	23	464,131
Leases (Concession Agreements, Program Contracts and Contract Asset)	357,844	-	-	-	-	-	(54,135)	(48,634)	54,135	-	-	309,210
Leases (Others)	101,374	108,405	-	-	-	-	(39,918)	(88,452)	60,891	-	-	142,300
Other	12,130	-	3,629	-	60	-	(587)	(9,884)	566	9	-	5,923
TOTAL IN LOCAL CURRENCY	16,182,913	108,405	1,837,687	(16,778)	146,637	29,360	(1,852,280)	(1,492,795)	1,225,161	607,612	14,537	16,790,459

FOREIGN CURRENCY
IDBs	532,693	-	384,824	(5,137)	(45,895)	-	(33,808)	(51,178)	36,929	-	1,027	819,455
IBRD	399,762	-	173,547	(3,032)	(30,374)	-	(22,089)	(31,009)	27,663	57	490	515,015
JICA	1,803,109	-	-	-	(231,877)	105	(26,795)	(157,785)	23,697	763	204	1,411,421
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	558,371	(8,169)	(309,959)	105	(84,139)	(278,295)	89,198	1,131	1,890	2,745,891
TOTAL	18,958,671	108,405	2,396,058	(24,947)	(163,322)	29,465	(1,936,419)	(1,771,090)	1,314,359	608,743	16,427	19,536,350

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(4,320)	165,879	-	(712,966)	(563,504)	544,116	257,951	11,242	8,166,366
Brazilian Federal Savings Bank	1,483,113	-	119,437	-	17,247	7,131	(117,041)	(100,855)	80,422	36,731	-	1,526,185
BNDES	1,392,844	-	200,000	-	7,020	3,117	(104,596)	(222,353)	67,311	37,391	259	1,380,993
IDB 2202	2,589,442	-	-	-	-	-	(281,971)	(181,349)	98,574	224,899	955	2,450,550
IDB INVEST	956,942	-	-	-	-	-	(108,921)	(34,800)	129,733	-	665	943,619
IFC	-	-	760,000	(9,385)	-	-	(24,978)	-	-	48,507	381	774,525
IDB INVEST 2022	-	-	470,000	(3,922)	-	-	(30,698)	-	33,840	-	107	469,327
Leases (Concession Agreements, Program Contracts and Contract Assets)	397,311	-	-	-	-	-	(54,390)	(39,467)	54,390	-	-	357,844
Leases (Others)	125,969	42,182	-	-	-	-	(17,659)	(84,437)	35,319	-	-	101,374
Other	14,094	-	3,654	-	56	2	(789)	(5,669)	748	34	-	12,130
TOTAL IN LOCAL CURRENCY	14,427,683	42,182	2,553,091	(17,627)	190,202	10,250	(1,454,009)	(1,232,434)	1,044,453	605,513	13,609	16,182,913

FOREIGN CURRENCY
IDBs	387,837	-	226,497	(6,732)	(20,355)	-	(12,581)	(56,273)	13,733	-	567	532,693
IBRD	420,881	-	39,417	(3,166)	(28,665)	61	(3,779)	(30,895)	5,525	20	363	399,762
JICA	2,401,887	-	15,546	-	(437,296)	3,243	(33,167)	(177,007)	26,597	3,102	204	1,803,109
BID 1983AB	85,548	-	-	-	(5,602)	-	(1,952)	(40,115)	1,284	614	417	40,194
TOTAL IN FOREIGN CURRENCY	3,296,153	-	281,460	(9,898)	(491,918)	3,304	(51,479)	(304,290)	47,139	3,736	1,551	2,775,758
TOTAL	17,723,836	42,182	2,834,551	(27,525)	(301,716)	13,554	(1,505,488)	(1,536,724)	1,091,592	609,249	15,160	18,958,671

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	2,450,000	(25,717)	225,106	-	(387,618)	(1,963,282)	258,114	139,563	15,298	7,467,968
Brazilian Federal Savings Bank	1,418,832	-	156,488	-	685	-	(113,030)	(93,064)	79,966	33,236	-	1,483,113
BNDES	1,370,902	-	207,136	-	-	-	(88,084)	(186,179)	51,122	37,688	259	1,392,844
BID 2202	2,730,195	-	-	-	-	-	(97,829)	(181,349)	63,964	73,506	955	2,589,442
BID INVEST	944,513	-	-	-	-	-	(33,276)	(18,340)	63,380	-	665	956,942
Leases (Concession Agreements, Program Contracts and Contract Assets)	428,743	-	-	-	-	-	(52,250)	(31,432)	52,250	-	-	397,311
Leases (Others)	45,876	140,187	-	-	-	-	(15,782)	(76,013)	31,701	-	-	125,969
Other	15,197	-	2,921	(32)	-	-	(718)	(3,986)	690	22	-	14,094
TOTAL IN LOCAL CURRENCY	13,710,762	140,187	2,816,545	(25,749)	225,791	-	(788,587)	(2,553,645)	601,187	284,015	17,177	14,427,683

FOREIGN CURRENCY
IDBs	317,302	-	108,728	(7,620)	22,979	-	(8,488)	(53,197)	7,936	-	197	387,837
IBRD	426,860	-	-	(3,377)	30,814	-	(2,481)	(32,965)	1,789	-	241	420,881
JICA	2,684,321	-	34,360	(76)	(108,851)	10,198	(43,184)	(216,190)	35,315	5,802	192	2,401,887
IDB 1983AB	119,379	-	-	-	6,536	-	(2,705)	(40,607)	1,753	777	415	85,548
TOTAL IN FOREIGN CURRENCY	3,547,862	-	143,088	(11,073)	(48,522)	10,198	(56,858)	(342,959)	46,793	6,579	1,045	3,296,153
TOTAL	17,258,624	140,187	2,959,633	(36,822)	177,269	10,198	(845,445)	(2,896,604)	647,980	290,594	18,222	17,723,836

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(a)        Main events in 2023

Debentures

In the first quarter of 2023, the Company paid the final amortization of the 17th issue debentures, totaling R$ 152,157, of which R$ 145,284 in principal and R$ 6,873 in interest.

In the first quarter of 2023, the Company paid the final amortization of the 2nd series of the 22nd issue debentures, totaling R$ 214,404, of which R$ 200,000 in principal and R$ 14,404 in interest.

In the fourth quarter of 2023, the Company paid the final amortization of the first series of 17th issue debentures, totaling R$ 321,535, of which R$ 300,000 in principal and R$ 21,535 in interest.

IDB INVEST 2023

In the second quarter of 2023, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds raised from this contract will be used to partially finance the Company’s investments related to the 4th Stage of the Tietê River Cleaning Project.

The principal will be amortized in semi-annual payments in December and June, starting in December 2023 and ending in December 2036. Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 0.5% p.a.

The loan is collateralized by Société de Promotion et de Participation pour la Coopération Economique (PROPARCO). Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 2.0% p.a.

•	The covenants agreed upon for IDB INVEST 2023 are:
•	Calculated every quarter, when disclosing the quarterly information or annual financial statements:
•	- Net debt/adjusted EBITDA equal to or lower than 3.50;
•	- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;
•	They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

IDB 1983AB

In the second quarter of 2023, the Company paid the final amortization of IDB 1983AB, totaling R$ 39.7 million, of which R$ 38.3 million in principal and R$ 1.4 million in interest.

BNDES PAC 2008

In the second quarter of 2023, the Company paid the final amortization of BNDES PAC 2008, totaling R$ 1.1 million.

IFC 2023

In the second quarter of 2023, the Company contracted financing of R$ 1.0 billion with the International Finance Corporation (IFC). The proceeds raised from this contract will be exclusively used to cover the costs of the New Pinheiros Project.

In the third quarter of 2023, R$ 0.5 billion was raised.

In the fourth quarter of 2023, R$ 0.5 billion was raised.

The principal will be amortized in semi-annual payments in October and April, starting in October 2025 and ending in April 2033. Interests mature semi-annually in October and April, starting in October 2023 and ending in April 2033, at CDI + 1.7% p.a. SABESP must also pay to IFC a commitment fee of 1% p.a. on the portion that has not been disbursed or canceled.

•      The covenants agreed upon for IFC 2023 are:

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(b)       Leases

The Company has work service agreements which includes specific assets under lease terms. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line, (See Note 15 (f)).

(c)       Financial commitments - Covenants

The table below shows the most restrictive covenants ratios as of December 31, 2023.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
(1)	The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of December 31, 2023 and 2022, the Company met the requirements set forth by its borrowings and financing agreements.

(d)        Borrowings and financing – Credit Limits

Agent	December 31, 2023
(in millions of reais (*))
Brazilian Federal Savings Bank	933
Brazilian Development Bank – BNDES	30
Inter-American Development Bank (IDB)	716
International Bank for Reconstruction and Development (IBRD)	1,000
Other	7
TOTAL	2,686

(*)	Brazilian Central Bank’s exchange sell rate as of December 30, 2023 (US$ 1.00 = R$ 4.8413; ¥ 1.00 = R$ 0.03422).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

18	Taxes and contributions

(a)        Current assets

	December 31, 2023	December 31, 2022
Recoverable taxes
Income tax and social contribution	462,642	206,517
Withholding income tax (IRRF) on financial investments	29,955	33,283
Other federal taxes	2,050	3,106
Total	494,647	242,906

(b)       Current liabilities

	December 31, 2023	December 31, 2022
Taxes and contributions payable
Income tax and social contribution	205,964	-
Cofins and Pasep	141,703	134,624
INSS (social security contribution)	44,556	44,515
IRRF (withholding income tax)	64,770	63,361
Other	54,979	50,961
Total	511,972	293,461

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

19	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2023	December 31, 2022
Deferred tax assets
Provisions	666,131	560,404
Pension plan obligations - G1	135,231	141,606
Donations of underlying assets on concession agreements	45,140	46,088
Credit losses	182,519	199,363
Other	382,767	171,798
Total deferred tax asset	1,411,788	1,119,259

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(329,060)	(353,817)
Capitalization of borrowing costs	(465,510)	(457,669)
Profit on supply to government entities	(348,514)	(346,650)
Actuarial gain – G1 Plan	(121,425)	(93,561)
Construction margin	(40,579)	(43,323)
Borrowing costs	(8,624)	(13,517)
Total deferred tax liabilities	(1,313,712)	(1,308,537)

Deferred tax asset (liability), net	98,076	(189,278)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(b)       Realization

	December 31, 2023	December 31, 2022
Deferred tax assets
to be realized in up to 12 months	366,525	318,965
to be realized after one year	1,045,263	800,294
Total deferred tax asset	1,411,788	1,119,259
Deferred tax liabilities
to be realized in up to 12 months	(36,074)	(25,746)
to be realized after one year	(1,277,638)	(1,282,791)
Total deferred tax liabilities	(1,313,712)	(1,308,537)
Deferred tax asset/(liability)	98,076	(189,278)

(c)       Changes

Deferred tax assets	December 31, 2022	Net change	December 31, 2023
Provisions	560,404	105,727	666,131
Pension plan obligations – G1	141,606	(6,375)	135,231
Donations of underlying assets on concession agreements	46,088	(948)	45,140
Credit losses	199,363	(16,844)	182,519
Other	171,798	210,969	382,767
Total	1,119,259	292,529	1,411,788

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(353,817)	24,757	(329,060)
Capitalization of borrowing costs	(457,669)	(7,841)	(465,510)
Profit on supply to government entities	(346,650)	(1,864)	(348,514)
Actuarial gain – G1	(93,561)	(27,864)	(121,425)
Construction margin	(43,323)	2,744	(40,579)
Borrowing costs	(13,517)	4,893	(8,624)
Total	(1,308,537)	(5,175)	(1,313,712)

Deferred tax asset/(liability)	(189,278)	287,354	98,076

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2021	Net change	December 31, 2022
Provisions	503,374	57,030	560,404
Pension plan obligations - G1	150,577	(8,971)	141,606
Donations of underlying assets on concession agreements	47,589	(1,501)	46,088
Credit losses	183,963	15,400	199,363
Other	127,092	44,706	171,798
Total	1,012,595	106,664	1,119,259

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(368,235)	14,418	(353,817)
Capitalization of borrowing costs	(404,931)	(52,738)	(457,669)
Profit on supply to government entities	(353,262)	6,612	(346,650)
Actuarial gain – G1	(109,271)	15,710	(93,561)
Construction margin	(46,079)	2,756	(43,323)
Borrowing costs	(14,556)	1,039	(13,517)
Total	(1,296,334)	(12,203)	(1,308,537)

Deferred tax liability, net	(283,739)	94,461	(189,278)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2020	Net change	December 31, 2021
Provisions	436,445	66,929	503,374
Pension plan obligations - G1	154,498	(3,921)	150,577
Donations of underlying asset on concession agreements	50,142	(2,553)	47,589
Credit losses	155,719	28,244	183,963
Other	134,932	(7,840)	127,092
Total	931,736	80,859	1,012,595

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(388,675)	20,440	(368,235)
Capitalization of borrowing costs	(390,211)	(14,720)	(404,931)
Profit on supply to governmental entities	(356,513)	3,251	(353,262)
Actuarial (gain) – G1	(48,979)	(60,292)	(109,271)
Construction margin	(48,843)	2,764	(46,079)
Borrowing costs	(19,231)	4,675	(14,556)
Total	(1,252,452)	(43,882)	(1,296,334)

Deferred tax liabilities, net	(320,716)	36,977	(283,739)

	December 31, 2023	December 31, 2022	December 31, 2021

Opening balance	(189,278)	(283,739)	(320,716)
Net change in the year:
- corresponding entry to the income statement	315,218	78,751	97,269
- corresponding entry to valuation adjustments to equity (Note 22)	(27,864)	15,710	(60,292)

Total net change	287,354	94,461	36,977
Closing balance	98,076	(189,278)	(283,739)

(d)       Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the consolidated financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2023	December 31, 2022	December 31, 2021

Profit before income taxes	4,753,984	4,272,750	3,170,156
Statutory rate	34%	34%	34%

Estimated expense at the statutory rate	(1,616,355)	(1,452,735)	(1,077,853)
Tax benefit of interest on equity	329,017	284,920	200,073
Permanent differences
Provision – Law 4,819/1958 – G0 (i)	(38,245)	(26,786)	(22,640)
Donations	(7,046)	(16,588)	(16,723)
Tax incentives	62,510	-	-
Other differences	39,666	59,706	52,856

Income tax and social contribution	(1,230,453)	(1,151,483)	(864,287)

Current income tax and social contribution	(1,545,671)	(1,230,234)	(961,556)
Deferred income tax and social contribution	315,218	78,751	97,269
Effective rate	26%	27%	27%

(i)	Permanent difference related to the provision for the actuarial liability (See Note 22 (ii) and (v)).

20	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16. The terms and payment amounts are defined based on the outcome of these lawsuits.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2023			December 31, 2022
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	175,255	(6,060)	169,195	151,023	(6,226)	144,797
Supplier claims (ii)	334,273	(90,973)	243,300	257,080	(53)	257,027
Other civil claims (iii)	128,036	(1,229)	126,807	99,462	(1,131)	98,331
Tax claims (iv)	101,770	(18,223)	83,547	79,532	(16,037)	63,495
Labor claims (v)	727,133	(16,235)	710,898	654,277	(13,979)	640,298
Environmental claims (vi)	492,740	(55)	492,685	406,872	(36)	406,836
Total	1,959,207	(132,775)	1,826,432	1,648,246	(37,462)	1,610,784

Current	1,064,367	-	1,064,367	924,038	-	924,038
Noncurrent	894,840	(132,775)	762,065	724,208	(37,462)	686,746

(II) Changes

	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2023
Customer claims (i)	151,023	39,272	32,299	(34,437)	(12,902)	175,255
Supplier claims (ii)	257,080	114,084	18,380	(54,905)	(366)	334,273
Other civil claims (iii)	99,462	77,082	32,483	(16,810)	(64,181)	128,036
Tax claims (iv)	79,532	19,807	6,082	(721)	(2,930)	101,770
Labor claims (v)	654,277	99,926	70,927	(42,214)	(55,783)	727,133
Environmental claims (vi)	406,872	50,950	49,173	-	(14,255)	492,740
Subtotal	1,648,246	401,121	209,344	(149,087)	(150,417)	1,959,207
Escrow deposits	(37,462)	(151,898)	(4,124)	57,744	2,965	(132,775)
Total	1,610,784	249,223	205,220	(91,343)	(147,452)	1,826,432

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2022
Customer claims (i)	168,258	12,258	21,316	(29,363)	(21,446)	151,023
Supplier claims (ii)	477,854	78,481	56,934	(309,321)	(46,868)	257,080
Other civil claims (iii)	95,601	22,485	13,708	(9,248)	(23,084)	99,462
Tax claims (iv)	57,509	18,216	7,837	(1,568)	(2,462)	79,532
Labor claims (v)	349,962	307,352	131,139	(76,884)	(57,292)	654,277
Environmental claims (vi)	331,326	38,632	48,511	(300)	(11,297)	406,872
Subtotal	1,480,510	477,424	279,445	(426,684)	(162,449)	1,648,246
Escrow deposits	(32,017)	(55,546)	(4,779)	13,832	41,048	(37,462)
Total	1,448,493	421,878	274,666	(412,852)	(121,401)	1,610,784

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2021
Customer claims (i)	160,705	32,996	29,685	(30,972)	(24,156)	168,258
Supplier claims (ii)	410,734	92,135	90,788	(71,238)	(44,565)	477,854
Other civil claims (iii)	86,083	15,477	12,850	(10,056)	(8,753)	95,601
Tax claims (iv)	59,678	8,630	8,054	(15,133)	(3,720)	57,509
Labor claims (v)	316,880	100,245	36,373	(66,220)	(37,316)	349,962
Environmental claims (vi)	249,582	40,477	50,957	(33)	(9,657)	331,326
Subtotal	1,283,662	289,960	228,707	(193,652)	(128,167)	1,480,510
Escrow deposits	(31,360)	(39,586)	(11,852)	48,805	1,976	(32,017)
Total	1,252,302	250,374	216,855	(144,847)	(126,191)	1,448,493

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(b)       Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the consolidated financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	December 31, 2023	December 31, 2022
Customer claims (i)	158,584	200,966
Supplier claims (ii)	968,752	1,147,606
Other civil claims (iii)	695,097	1,146,048
Tax claims (iv)	1,067,350	1,869,583
Labor claims (v)	3,093,735	1,471,423
Environmental claims (vi)	4,158,504	3,302,843
Total	10,142,022	9,138,469

(c)       Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 1,044,035 (R$ 957,199 as of December 31, 2022), which were subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that may be taxed by the Municipality. Activities related to sewage services reached a favorable outcome, and are awaiting the processing of appeals at a higher level. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice, whose decision was unfavorable to the Company. The main lawsuit remains suspended.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium, hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

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

(d)       Other concession-related legal proceedings

The Company is a party to concessions-related legal proceedings, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or the right to continue operating such services.

The amount recognized in non-current assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra and Itapira totaled R$ 27,539 as December 31, 2023 (R$ 27,539 as of December 31, 2022) with allowance for doubtful accounts in the full amount recorded. None of the above-mentioned municipalities are operated by the Company. When a final judgement grants a municipality the right to repossess and operate sanitation services, Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)       Environmental lawsuits with settlements

The Company entered into a court agreement in 2023, without the need for environmental compensation.

(f) Guarantee insurance

As of May 25, 2023, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2023, R$ 364.1 million was available for use.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

21	Labor and social obligations

	December 31, 2023	December 31, 2022
Salaries and payroll charges	69,885	70,089
Provision for vacation	256,415	254,469
Healthcare plan (i)	86,147	70,136
Provision for profit sharing (ii)	97,514	96,227
Incentivized Dismissal Program - PDI (iii)	290,202	-
Consent Decree (TAC)	6,093	6,114
Knowledge Retention Program (PRC)	1,184	1,469
Total	807,440	498,504

(i)       Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2023, the Company contributed 9.18%, on average, of gross payroll, totaling R$ 313,034 (8.80% in 2022, totaling R$ 272,460).

(ii) Provision for profit sharing

Based on an agreement with the labor unions, the Profit Sharing Program corresponds to up to one month’s salary for each employee, subject to the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii) Incentivized Dismissal Program - PDI

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs.

The deadline for registrations in the Program was from June 01 to 30, 2023, and the employment terminations started on July 01, 2023 and will end on June 30, 2024. The PDI received registrations from 1,862 employees.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

For all Program participants, compliance with the clauses contained in the Collective Bargaining Agreement effective on the date of termination is guaranteed, and the following compensation incentives will be granted:

a.	half of the indemnified advance notice, proportional to the service time at SABESP, equivalent to the percentage of the FGTS balance for termination purposes on the date of termination (according to the table below);

b.	compensation incentive proportional to the service time at SABESP based on the base salary + function bonus, for each complete year of work (according to the table below); and

c.	health plan: starting from the subsequent month of termination, the health plan will be the responsibility of the policyholder and SABESP will reimburse the monthly fee up to an individual amount of
R$ 1,878.30/month for the policyholder and his/her spouse for 24 consecutive and uninterrupted months. If the policyholder chooses a health plan with a monthly fee lower than the reimbursable amount, he/she will not be entitled to any difference, thus not generating any credit or balance to be offset against future installments over the course of the 24 consecutive and uninterrupted months.

Service time at SABESP (years)	% of the FGTS balance	% of the compensation for each complete year of work
> 15	20%	20%
11 - 15	12.5%	12.5%
6 - 10	5%	5%
0 - 5	2.5%	2.5%

As of December 31, 2023, R$ 359,943 was recorded due to the provision for employee compensation incentives, of which R$ 290,202 in current liabilities and R$ 66,741 in noncurrent liabilities under “Labor Obligations”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

22	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation expenses with such plans in item (v).

Statements of defined benefit plans

Summary of pension plan obligations – Liabilities

	December 31, 2023			December 31, 2022
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,982,863)	(2,098,622)	(5,081,485)	(2,715,388)	(2,002,075)	(4,717,463)
Fair value of the plan’s assets	2,938,614	-	2,938,614	2,567,272	-	2,567,272

Total pension plan obligations (deficit)	(44,249)	(2,098,622)	(2,142,871)	(148,116)	(2,002,075)	(2,150,191)

Changes in Liabilities

	December 31, 2023			December 31, 2022
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,715,388)	(2,002,075)	(4,717,463)	(2,764,027)	(2,192,062)	(4,956,089)
Current service cost	(41,440)	-	(41,440)	(35,020)	-	(35,020)
Interest costs	(307,777)	(225,220)	(532,997)	(231,745)	(176,953)	(408,698)
Actuarial (gains)/losses recorded as other comprehensive income	(120,934)	(85,372)	(206,306)	126,626	161,766	288,392
Benefits paid	202,676	214,045	416,721	188,778	205,174	393,952
Defined benefit obligation, end of the year	(2,982,863)	(2,098,622)	(5,081,485)	(2,715,388)	(2,002,075)	(4,717,463)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,567,272	-	2,567,272	2,634,427	-	2,634,427
Expected return of the plan’s assets	294,788	-	294,788	221,079	-	221,079
Company’s contributions	40,898	-	40,898	39,377	-	39,377
Participants’ contributions	35,443	-	35,443	34,000	-	34,000
Benefits paid	(202,676)	-	(202,676)	(188,778)	-	(188,778)
Actuarial gains/(losses) recorded as other comprehensive income	202,889	-	202,889	(172,833)	-	(172,833)
Fair value of the plan’s assets, end of the year	2,938,614	-	2,938,614	2,567,272	-	2,567,272

Total pension plan obligations (deficit)	(44,249)	(2,098,622)	(2,142,871)	(148,116)	(2,002,075)	(2,150,191)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Changes in equity - Other comprehensive income

Pursuant to IAS 19, the Company recognized gains/(losses), from changes in actuarial assumptions under equity, such as equity valuation adjustments, as shown below:

	December 31, 2023			December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on the obligations	(120,934)	(85,372)	(206,306)	126,626	161,766	288,392	414,823	330,337	745,160
Actuarial gains/(losses) on financial assets	202,889	-	202,889	(172,833)	-	(172,833)	(237,492)	-	(237,492)
Total gains/(losses)	81,955	(85,372)	(3,417)	(46,207)	161,766	115,559	177,331	330,337	507,668
Deferred income tax and social contribution	(27,864)	-	(27,864)	15,710	-	15,710	(60,292)	-	(60,292)
Equity valuation adjustments	54,091	(85,372)	(31,281)	(30,497)	161,766	131,269	117,039	330,337	447,376

The amounts recognized in the year are as follows:

	December 31, 2023			December 31, 2022			December 31, 2021
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of service, net	5,997	-	5,997	1,020	-	1,020	2,227	-	2,227
Interest costs	307,777	225,220	532,997	231,745	176,953	408,698	205,707	158,244	363,951
Expected return of the plan’s assets	(294,788)	-	(294,788)	(221,079)	-	(221,079)	(184,687)	-	(184,687)
Amount received from the São Paulo State (undisputed)	-	(112,824)	(112,824)	-	(98,174)	(98,174)	-	(91,657)	(91,657)
Total expenses	18,986	112,396	131,382	11,686	78,779	90,465	23,247	66,587	89,834

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

Maturity profile of the obligations:

	December 31, 2023
	G1 Plan	G0 Plan
Payment of benefits expected in 2024	223,156	190,425
Payment of benefits expected in 2025	215,853	177,004
Payment of benefits expected in 2026	207,437	167,075
Payment of benefits expected in 2027	197,606	156,583
Payment of benefits expected in 2028 or susbsequent years	2,138,811	1,407,535
Total	2,982,863	2,098,622
Duration	13.10 years	10.44 years

Actuarial assumptions used:

	December 31, 2023		December 31, 2022		December 31, 2021
	G1 Plan	G0 Plan	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Discount rate – actual rate (NTN-B)	5.47% p.a.	5.37% p.a.	6.19% p.a.	6.15% p.a.	5.53% p.a.	5.26% p.a.
Inflation rate	3.90% p.a.	3.90% p.a.	5.31% p.a.	5.31% p.a.	3.00% p.a.	3.00% p.a.
Nominal wage growth rate	5.98% p.a.	5.98% p.a.	7.42% p.a.	7.42% p.a.	5.06% p.a.	5.06% p.a.
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000

Sensitivity analysis

Sensitivity analysis of the defined benefit pension plan as of December 31, 2023 regarding the changes in the main assumptions are:

Impact on the present value of the defined benefit obligations
Assumption	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 237,084	Decrease of R$ 166,803
	Decrease of 1.0%	Increase of R$ 257,540	Increase of R$ 181,195
Life expectation	Increase of 1 year	Increase of R$ 65,666	Increase of R$ 87,054
	Decrease of 1 year	Decrease of R$ 64,267	Decrease of R$ 83,281
Wage growth rate	Increase of 1.0%	Increase of R$ 40,556	Increase of R$ 580
	Decrease of 1.0%	Decrease of R$ 42,492	Decrease of R$ 608

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(i)	G1 Plan

Managed by Sabesprev, this defined benefit plan (“G1 Plan”), receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

The active participants as of December 31, 2023 totaled 2,715 (2,843 as of December 31, 2022), while inactive participants were 8,171 (8,089 as of December 31, 2022).

The contributions of the Company and participants of the G1 Plan in 2023 were R$ 40,898 (R$ 39,377 in 2022) and R$ 35,443 (R$ 34,000 in 2022), respectively. Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 32,810 and R$ 27,147, respectively, in 2021 (R$ 31,556 and R$ 26,168, respectively, in 2022).

Estimated expenses for the coming year

2024
Cost of services, net	5,799
Interest costs	274,718
Net profitability on financial assets	(274,265)
Expenditures to be recognized by the Company	6,252

Plan’s assets

The investment policies and strategies of the plan are aimed at obtaining consistent returns and reducing the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors, such as liquidity needs and the long-term nature of the plan’s liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements of the legislation. The allocation of the plan’s assets and its management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2023%		December 31, 2022%
Total fixed income	2,714,823	92.4	1,804,550	70.3
Total equities	15,715	0.5	136,582	5.3
Total structured investments	153,333	5.2	498,825	19.4
Other	54,743	1.9	127,315	5.0
Fair value of the plan’s assets	2,938,614	100	2,567,272	100

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) instruments securitized by the National Treasury;

ii) derivative instruments should be used for hedging only.

The restrictions on portfolio investments in the case of equities for internal management are as follows:

i) day-trade transactions;

ii) sale of uncovered share;

iii) unsecured swap transactions; and

iv) leverage, derivative transactions that represent leverage of the asset or short selling will not be allowed, such transactions cannot result in losses higher than the amounts invested.

As of December 31, 2023, SABESPREV had not have financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. The Properties held in the portfolio are not used by the Company.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(ii)       G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Accounts receivable from related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

The number of active participants of Plan - Go as of December 31, 2023 was 6 (8 as of December 31, 2022). The number of beneficiaries, retirees and survivors as of December 31, 2023 was 1,808 (1,750 as of December 31, 2022).

Estimated expenses for the coming year

2024

Interest costs	189,274
Expenses to be recognized	189,274

(iii)       Sabesprev Mais Plan

As of December 31, 2023, this Defined Contribution Plan managed by SABESPREV had 9,277 active and assisted participants (9,365 as of December 31, 2022).

The sponsor’s contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)       VIVEST Plan

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2023, there were 68 participants (58 participants as of December 31, 2022).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(v)       Reconciliation of expenditures with pension plan obligations

	December 31, 2023	December 31, 2022	December 31, 2021

G1 Plan (i)	18,986	11,686	23,247
G0 Plan (ii)	112,396	78,779	66,587
Sabesprev Mais Plan (iii)	27,403	25,371	22,406
VIVEST Plan (iv)	520	326	160
Subtotal	159,305	116,162	112,400
Capitalized	(3,303)	(3,359)	(4,118)
Other	6,603	5,684	5,527
Pension plan obligations (Note 29)	162,605	118,487	113,809

23	Services payable

This line records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of December 31, 2023 and 2022 were R$ 749,226 and R$ 723,242, respectively. The consolidated balance as of December 31, 2023 was R$ 750,732.

24	Equity

(a)        Share capital

As of December 31, 2023 and 2022, the authorized and fully subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2023		December 31, 2022
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	262,118,658	38.3	257,339,417	37.6
Abroad (2) (3)	77,884,547	11.4	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of December 31, 2023, the common shares traded in Brazil were held by 39,368 shareholders. It includes six shares held by Companhia Paulista de Parcerias (CPP), a company controlled by the São Paulo State Government.

(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company's ADRs.

(3)	Each ADR corresponds to 1 share.

(b)       Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the net income, adjusted according to Brazilian Corporate Law. No interest is accrued on approved dividends, and the amounts not claimed within three years from the date of the General Meeting that approved them will mature in favor of the Company.

	2023	2022	2021
Profit for the year	3,523,531	3,121,267	2,305,869
(-) Legal reserve - 5%	176,177	156,063	115,293

	3,347,354	2,965,204	2,190,576

Minimum mandatory dividend – 25%	836,839	741,301	547,645
Dividend per share and per ADS	1.22433	1.08455	0.80122

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The General Shareholders' Meeting held on April 28, 2023, approved the distribution of dividends as interest on capital totaling R$ 741,301, corresponding to minimum mandatory dividends and R$ 130,857 as complementary minimum dividends, totaling R$ 872,158, which was paid on June 26, 2023.

The Company proposed, ad referendum of the 2024 General Shareholders’ Meeting, dividends as interest on capital totaling R$ 836,839 (R$ 741,301 in 2022) and complementary minimum dividends in the amount of R$ 147,689 (R$ 130,857 in 2022), totaling R$ 984,528 (R$ 872,158 in 2022), corresponding to R$ 1.44040 per common share (R$ 1.2760 in 2022), to be resolved at the Shareholders’ Meeting to be held on April 25, 2024. The amount of R$ 147,689 (R$ 130,857 in 2022) was reclassified in Equity under “Complementary minimum dividends”, which includes withholding income tax of R$ 54,641 (R$ 53,930 in 2022).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 54,641 (R$ 53,930 in 2022) referring to withholding income tax was recognized in current liabilities, to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2023 of R$ 837,391 (R$ 741,725 in 2022) refers to the amount of R$ 836,839 (R$ 741,301 in 2022) declared in 2023, net of withholding income tax and R$ 552 declared in prior years (R$ 424 in 2022).

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

(d)       Investment reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2023 and 2022, the balance of investment reserve totaled R$ 12,753,361 and R$ 10,390,535, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

According to paragraph four of article 49 of the Bylaws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of the profit for the year, net of legal reserve, and minimum mandatory dividend, be allocated to the creation of an investment reserve that will comply with the following criteria:

I-	its balance, jointly with the balance of the other earnings reserves, except for the reserves for contingency and unrealized profit, may not exceed the capital stock; and
II-	the purpose of the reserve is to ensure the investment plan and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, reimbursement or purchase of shares, authorized by law; and

d) in the incorporation of the capital stock.

(e)       Allocation of the profit for the year

		2023	2022	2021
Profit
(+)	Profit for the year	3,523,531	3,121,267	2,305,869
(-)	Legal reserve – 5%	176,177	156,063	115,293
(-)	Minimum mandatory dividends	836,839	741,301	547,645
(-)	Complementary proposed dividends	147,689	130,857	96,700
Investment reserve recorded		2,362,826	2,093,046	1,546,231

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$ 2,362,826 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(f)       Retained earnings

The statutory balance of this account is zero because all retained earnings must be distributed or allocated to an earnings reserve.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

(g)        Other comprehensive loss

Gains and losses arising from changes in actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution. See Note 22 for the breakdown of the amounts recorded in 2023 and 2022.

Consolidated	G1 plan	G0 plan	Total

Balance as of December 31, 2022	181,617	(3,974)	177,643
Actuarial gains/(losses) of the year (Note 22)	54,091	(85,372)	(31,281)
Balance as of December 31, 2023	235,708	(89,346)	146,362

Parent Company	G1 Plan	G0 Plan	Total

Balance as of December 31, 2021	212,114	(165,740)	46,374
Actuarial gains/(losses) of the year (Note 22)	(30,497)	161,766	131,269
Balance as of December 31, 2022	181,617	(3,974)	177,643

25	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2023	2022	2021

Earnings attributable to Company’s owners	3,523,531	3,121,267	2,305,869
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	5.16	4.57	3.37

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

26	Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	2023
	Sanitation (i)	Reconciliation to the consolidated financial statements (ii)	Balance as per consolidated financial statements
Gross operating revenue	21,513,442	5,600,332	27,113,774
Gross sales deductions	(1,541,718)	-	(1,541,718)
Net operating revenue	19,971,724	5,600,332	25,572,056
Costs, selling, general and administrative expenses	(13,811,665)	(5,474,729)	(19,286,394)
Income from operations before other operating expenses, net and equity accounting	6,160,059	125,603	6,285,662
Other operating income / (expenses), net			27,925
Equity results of investments			32,393
Financial result, net			(1,591,996)
Income from operations before taxes			4,753,984
Depreciation and amortization	(2,790,586)	-	(2,790,586)

	2022
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	18,629,959	4,863,752	23,493,711
Gross sales deductions	(1,437,991)	-	(1,437,991)
Net operating revenue	17,191,968	4,863,752	22,055,720
Costs, selling, general and administrative expenses	(12,689,051)	(4,754,383)	(17,443,434)
Income from operations before other operating expenses, net and equity accounting	4,502,917	109,369	4,612,286
Other operating income / (expenses), net			8,327
Equity results of investments			24,551
Financial result, net			(372,414)
Income from operations before taxes			4,272,750
Depreciation and amortization	(2,450,849)	-	(2,450,849)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

	2021
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	16,304,206	4,376,739	20,680,945
Gross sales deductions	(1,189,884)	-	(1,189,884)
Net operating revenue	15,114,322	4,376,739	19,491,061
Costs, selling, general and administrative expenses	(11,115,383)	(4,278,337)	(15,393,720)
Income from operations before other operating expenses, net and equity accounting	3,998,939	98,402	4,097,341
Other operating income / (expenses), net			(21,841)
Equity results of investments			22,079
Financial result, net			(927,423)
Income from operations before taxes			3,170,156
Depreciation and amortization	(2,253,322)	-	(2,253,322)

(i)	See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets;

(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (b) for further information.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

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

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by independent auditors contracted by the Company.

As of December 31, 2023, the Company’s insurance was as follows:

Amount Insured

Specified risks – fire	3,021,021
Engineering risks	3,368,293
Guarantee insurance for escrow deposit and traditional guarantee (*)	600,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – construction works	149,610
Civil liability – operations	15,000
Other	29,342
Total	7,283,266

(*)	SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 323 million in policies with guarantee insurance were issued.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

28	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	2023	2022	2021

Revenue from sanitation services (i)	21,513,442	18,629,959	16,304,206
Construction revenue	5,600,332	4,863,752	4,376,739
Sales tax	(1,457,125)	(1,363,628)	(1,121,905)
Regulatory, Control and Oversight Fee (TRCF)	(84,593)	(74,363)	(67,979)
Net revenue	25,572,056	22,055,720	19,491,061

(i)	Includes the amount of R$ 105,682 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP (R$ 92,232 in 2022).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

29	Operating costs and expenses

	2023	2022	2021
Operating costs
Salaries, payroll charges and benefits	(2,717,005)	(2,285,765)	(2,026,202)
Pension plan obligations	(36,998)	(29,796)	(36,771)
Construction costs (Note 26)	(5,474,729)	(4,754,383)	(4,278,337)
General supplies	(356,481)	(369,381)	(314,111)
Treatment supplies	(558,557)	(598,993)	(364,542)
Outsourced services	(1,843,213)	(1,724,347)	(1,517,196)
Electricity	(1,514,542)	(1,497,644)	(1,462,776)
General expenses	(967,148)	(831,503)	(717,352)
Depreciation and amortization	(2,583,193)	(2,259,091)	(2,082,755)
	(16,051,866)	(14,350,903)	(12,800,042)

Selling expenses
Salaries, payroll charges and benefits	(347,536)	(306,864)	(265,435)
Pension plan obligations	(3,359)	(4,021)	(4,868)
General supplies	(6,746)	(7,121)	(7,976)
Outsourced services	(439,995)	(418,632)	(343,763)
Electricity	(673)	(1,001)	(1,340)
General expenses	(116,933)	(107,313)	(136,107)
Depreciation and amortization	(68,818)	(67,015)	(66,390)
	(984,060)	(911,967)	(825,879)

Bad debt expense, net of recoveries (Note 10 (c))	(652,920)	(782,057)	(643,730)

Administrative expenses
Salaries, payroll charges and benefits	(423,948)	(284,562)	(250,557)
Pension plan obligations	(122,248)	(84,670)	(72,170)
General supplies	(23,008)	(23,664)	(11,209)
Outsourced services	(287,744)	(250,293)	(250,801)
Electricity	(2,020)	(1,896)	(1,715)
General expenses	(509,984)	(548,626)	(357,564)
Depreciation and amortization	(138,575)	(124,743)	(104,177)
Tax expenses	(90,021)	(80,053)	(75,876)
	(1,597,548)	(1,398,507)	(1,124,069)

Operating costs and expenses
Salaries, payroll charges and benefits	(3,488,489)	(2,877,191)	(2,542,194)
Pension plan obligations (Note 22 (v))	(162,605)	(118,487)	(113,809)
Construction costs (Note 26)	(5,474,729)	(4,754,383)	(4,278,337)
General supplies	(386,235)	(400,166)	(333,296)
Treatment supplies	(558,557)	(598,993)	(364,542)
Outsourced services	(2,570,952)	(2,393,272)	(2,111,760)
Electricity	(1,517,235)	(1,500,541)	(1,465,831)
General expenses	(1,594,065)	(1,487,442)	(1,211,023)
Depreciation and amortization	(2,790,586)	(2,450,849)	(2,253,322)
Tax expenses	(90,021)	(80,053)	(75,876)
Bad debt expense, net of recoveries (Note 10 (c))	(652,920)	(782,057)	(643,730)
	(19,286,394)	(17,443,434)	(15,393,720)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

30	Financial income (expenses)

	2023	2022	2021
Financial expenses
Interest and charges on borrowings and financing – local currency	(1,110,135)	(954,744)	(517,235)
Interest and charges on borrowings and financing – foreign currency	(89,198)	(47,139)	(46,793)
Other financial expenses	(849,489)	(364,117)	(315,013)
Inflation adjustment on borrowings and financing	(146,637)	(190,202)	(225,791)
Other inflation adjustments	(301,593)	(183,966)	(172,632)
Interest and inflation adjustment on provisions	(211,565)	(216,098)	(170,831)
Total financial expenses	(2,708,617)	(1,956,266)	(1,448,295)

Financial income
Inflation adjustment gains	219,473	541,516	198,907
Income on financial investments	370,638	417,129	150,632
Interest income	256,116	195,274	145,866
Cofins and Pasep	(40,401)	(62,405)	(23,038)
Other	79	17	41
Total financial income	805,905	1,091,531	472,408

Financial income (expenses), net of exchange variation	(1,902,712)	(864,735)	(975,887)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	309,959	491,918	48,522
Exchange rate changes on assets	767	301	(36)
Other exchange rate changes	(10)	102	(22)
Exchange rate changes, net	310,716	492,321	48,464

Financial income (expenses), net	(1,591,996)	(372,414)	(927,423)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

31	Other operating income (expenses), net

	2023	2022	2021

Other operating income, net	99,307	64,638	71,877
Other operating expenses	(71,382)	(56,311)	(93,718)

Other operating income (expenses), net	27,925	8,327	(21,841)

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

32	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2023, are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,810,947	2,119,426	1,460,088	2,680,110	8,070,571
Contractual obligations – Investments	4,292,490	2,967,844	1,292,130	92,893	8,645,357
Total	6,103,437	5,087,270	2,752,218	2,773,003	16,715,928

33	Supplemental cash flow information

	2023	2022	2021

Total additions to contract assets (Note 14)	6,026,053	5,240,528	4,759,789
Total additions to intangible assets (Note 15 (b))	258,473	75,400	172,961

Items not affecting cash (see breakdown below)	(2,293,201)	(1,765,391)	(1,236,081)

Total additions to intangible and contract assets according to the statement of cash flows	3,991,325	3,550,537	3,696,669

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	638,208	622,803	300,792
Contractors payable	419,457	414,645	218,523
Performance agreements	1,001,528	576,392	478,177
Right of use	108,405	42,182	140,187
Construction margin (Note 26)	125,603	109,369	98,402
Total	2,293,201	1,765,391	1,236,081

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

34	Events after the reporting period

•	31st issue debentures

As of March 5, 2024, the Company raised R$ 2.94 billion from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, for public distribution, under the automatic distribution procedure aimed at professional investors, according to CVM Resolution 160, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

•	The covenants agreed upon for the 31st issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures.- Disposal of operating assets, termination of licenses, loss of concession, or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

•	Agreement with AAPS - Association of Retirees and Pensioners of SABESP

The health plans for retirees, former employees, pensioners, and dependents (Digna Mais 1, 2, 3, 4, and 5) comply with Federal Law 9,656/98.

Under articles 30 and 31 of said Law, as well as Regulatory Resolution 279 and subsequent regulations by the National Health Agency, beneficiaries who join these plans are responsible for full cost coverage (monthly premiums and any deficits). Through an amendment to the Adhesion Agreement maintained with VIVEST, SABESP acts as a guarantor to the Health Operator.

Until December 31, 2023, in this guarantor role, the Company recognized debit notes received to cover deficits totaling R$ 47.5 million. The deficits in these portfolios result from a structural imbalance between the fee tables and the profile of the population, leading to expenses exceeding revenues. After this payment, SABESP initiated the collection process from the beneficiaries, resulting in accounts receivable of equal value and the recognition of a loss due to bad debt expenses for the entire amount.

This collection process triggered negotiations with the Association of Retirees and Pensioners of SABESP (AAPS), which resulted in the signing of a judicial agreement on January 31, 2024 (ratified by the judiciary on February 27, 2024), which includes:

a)	Settlement of each beneficiary's deficit by SABESP;
b)	Migration of beneficiaries to VIVEST's Essência Health Plans or other market plans derived from the Digna Mais plans;
c)	Withdrawal, by AAPS, of a Lawsuit for Compliance with Ruling 0056668-84.2020.8.26.0100, which sought to merge active and retired individuals into a single plan, potentially leading to a post-employment liability and an expected loss as of December 31, 2022, of R$ 303.9 million.

As part of the negotiation, VIVEST indicated a potential imbalance in the Essência plans with the migration of retirees, former employees, pensioners, and dependents, resulting from adverse risk selection. Given this scenario, SABESP, to enable the settlement of the Digna Mais plans, entered into a new amendment to the Adhesion Agreement with VIVEST, which includes:

a)	VIVEST will allow migrations to the Essência plans, assuming the portfolio risk;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Amounts in thousands of reais, unless otherwise indicated

b)	SABESP will make a one-time contribution to VIVEST for each person who migrates to one of its Essência plans, subject to approval by the judiciary (as occurred on February 27, 2024), with contributions as follows:

b.1) R$ 10.0 million, paid in a lump sum in February 2024, based on the 2,909 beneficiaries migrated from Digna Mais plans to Essência plans;

b.2) Amount corresponding to the number of beneficiaries who join Essência plans, capped at R$ 160.0 million (1,754 beneficiaries enrolled in Digna Mais plans as of March 2023), from January 2024 onwards.

This monthly per capita amount will be paid from the entry date of each beneficiary or from January 2024, whichever occurs later, until December 2028, with financial support to mitigate the impacts of annual cost variations to be applied from January 2025 to January 2029 to Essência plans. After the effective payment of all installments, including the last one for December 2028, the Company will be exempt from any payments to VIVEST. The above amounts will be annually adjusted, with a reference date in January, according to the annual adjustment index of the Essência plans.

Until December 31, 2023, before the agreement, there were migrations of 131 beneficiaries, and from January 01 to March 22, 2024, the migrations came to 1.185 beneficiaries as a result of the agreement, a known impact of R$ 162.4 million in the provision to be recorded in the 1st quarter of 2024.

•	Tariff readjustment

As of April 8, 2024, São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo) released Resolution nº 1,514/2024 authorizing the Company to apply a tariff readjustment of  6.4469% to its current tariffs.

•	Methodology and criteria for the reversal of assets

As of April 15, 2024, São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo) published Resolution nº 1,515/2024 that establishes the methodology and criteria for the reversal and possible compensation of assets at the end of concession in the Sanitation sector.

•	Privatization process

As of April 17, 2024, State Privatization Board (CDPED - Conselho Diretor do Programa Estadual de Desestatização together with the Management Council of the State Program for Public-Private Partnerships (CGPPP - Conselho Gestor do Programa Estadual de Parcerias Público-Privadas) decided to approve the final model for the partial disposal of shares held directly and indirectly by the State, with authorization to proceed with the disposal through Public Offering Distribution of Shares on a stock exchange, according to the art.1, of Decree nº 67,759/2023, including:

(a) Schedule of the privatization process;

(b) Structure of the offer with the participation of strategic investors and criteria for judging the winner of the secondary public offering;

(c) Changes to the Company's Bylaws;

(d) Signing of an Investment Agreement, Lock-up and other agreements with strategic investors;
(e) Guarantee of stability to employees in accordance with law no. 17,853/2023, for a period of 18 months, counting from the date of effective completion of the privatization process;
(f) Recommend the offer of common shares owned by the Government of the State of São Paulo to the Company's employees;

(g) Forwarding of following documents the representatives of the Deliberative Council of URAE – 1 Southeast for the 1st Council meeting:

•	Draft of the concession contract and attachments
•	Draft of the internal regulations of the URAE-1 Deliberative Council
•	Draft Regional Basic Sanitation Plan

The definition of the minimum price and the percentage of the State's share to be disposal, as well as the details of the Investment Agreement, Lock-up, and other conditions will be subject to deliberation at a future meeting of the Board.

•	Derivative financial contracts

As of April 17, 2024, the Company entered into derivative financial contracts with selected financial institutions aiming to reduce the foreign currency exposure of the existing debts in the amount equivalent to US$ 531 million in the face of fluctuations in the foreign exchange market and mitigate the impacts of these fluctuations on the Company's economic and financial results. The contracts are effective from April 2024 until December, 2024.

•	Ordinary and Extraordinary General Shareholder’s Meeting

As of April 25, 2024 was held the Annual Shareholder’s Meeting.

•	Privatization process

The São Paulo City Council approved and the Mayor sanctioned Municipal Law 18,107 of May 02, 2024, that authorize the Municipal Executive Branch to enter into contracts through a regionalized arrangement, aiming to provide water supply and sewage services in the Municipality of São Paulo.

