Form 20-F
period 2024-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2025-04-30
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

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

Daniel Szlak

dri@sabesp.com.br (+55 11 3388 8000)

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

683,509,868 Shares of Common Stock

1 Share of Preferred Stock

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

Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais. We prepare our consolidated financial statements (“Consolidated Financial Statements”) in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 (“2024 Consolidated Financial Statements”) are included in this annual report on Form 20-F.

The financial statements of subsidiaries are included in the consolidated financial statements from the date we obtain control until the date when such control ceases to exist. All financial information for the years ended December 31, 2024 and 2023 were prepared on a consolidated basis, while all financial information for the year ended December 31, 2022 was prepared on an individual basis because we had no subsidiaries to consolidate in that year.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Privatization

On December 8, 2023, the State of São Paulo enacted State Law No. 17,853/2023, providing the authorization for our proposed privatization and its general guidelines. This law authorized the State of São Paulo to reduce or dilute its controlling interest in us through a sale of its common shares through an auction or secondary offering on the relevant stock exchanges within and outside of Brazil or via a primary public offering of our common shares within and outside of Brazil. In addition to authorizing our privatization, the law also brought forward the target for providing drinking water to 99% of the population and sewage collection and treatment for 90% of the population (the “Universalization Target”) for the state of São Paulo from 2033 to 2029.

On July 22, 2024, the State of São Paulo closed a secondary offering of 220,470,000 of our common shares (including common shares represented by ADRs), effectively reducing their interest in us from 50.26% to 18.00% and completing our privatization process (the “Privatization”).

As part of this process, the State of São Paulo conducted a public competitive process pursuant to which it sold 15% of our total share capital through a priority offering to a “reference investor”. The finalist reference investor was Equatorial Energia S.A. (the “Reference Investor”).

On July 18, 2024, the State of São Paulo and the Reference Investor entered into an investment agreement substantially upon the terms set out in the Form 6-K furnished to the SEC on July 1, 2024 (the “Investment Agreement”). The Investment Agreement provides certain specific rights and obligations for the State of São Paulo and the Reference Investor and is valid until January 1, 2035. We highlight the following:

•	Lock-up: The State of São Paulo and the Reference Investor agreed not to transfer, for any reason, in whole or in part, or encumber any shares or rights conferred on their shares or any securities convertible into shares until December 31, 2029 (the “Lock-up Period”). After the Lock-up Period, the State of São Paulo is still restricted from transferring any of its shares to any entity that operates in the same business as us.
•	Board of Directors: The State of São Paulo and the Reference Investor appoint the nine members of the Board of Directors, for a unified term of two years, from a slate consisting of (i) three members appointed by the Reference Investor; (ii) three independent directors appointed jointly by the State of São Paulo and the Reference Investor, pursuant to B3 Novo Mercado Listing Regulation; and (iii) three members appointed by the State of São Paulo. The Reference Investor has the right to appoint the chairman of the Board of Directors, and the State of São Paulo must ensure that the three independent directors appointed jointly by the State of São Paulo and the Reference Investor vote in favor at the election of the chairman of the Board of Directors appointed by the Reference Investor. In respect of our board of executive officers, the State of São Paulo agreed not to appoint and to ensure that its Binding Directors (as defined below) do not appoint any member for the role of Chief Executive Officer.
•	Binding Vote: The State of São Paulo, the Reference Investor and the directors they nominate who are not independent directors (the “Binding Directors”) will exercise their voting rights in a binding manner at our General Shareholders’ Meeting and at any meeting of our Board of Directors related to the election of directors and “Matters Subject to Consensus,” mainly: (i) amendments to our bylaws, involving changes to our corporate purpose, term of duration, changes to the authorized capital, composition, powers and roles of the management bodies, rules related to the public offering due to reaching relevant ownership, and/or limitation of voting rights; (ii) vote on any waiver of the obligation to hold a public offering due to reaching relevant ownership; (iii) transformation, liquidation, dissolution, bankruptcy, judicial or extrajudicial reorganization involving us; (iv) our delisting from the Novo Mercado or cancellation of our registration as a publicly-held company; (v) changes to our related parties policy; (vi) changes to our policy profit allocation and distribution of dividends policy; and (vii) changes to our employees’ pension plan.

•	Individual Veto Rights: The State of São Paulo and the Reference Investor, individually, have the right to veto proposals for business combinations, incorporations, stock mergers, mergers, or any other corporate reorganization or any other form of transfer of assets or liabilities, equity interests, rights or duties that involve, on the one hand, us and our subsidiaries and, on the other hand, the State of São Paulo or the Reference Investor, Equatorial Energia S.A., Equatorial Serviços S.A. and/or their respective affiliates. If the party involved in such transaction with us or our subsidiaries or the State of São Paulo, the Reference Shareholder has a right of veto and if the party involved in the transaction is the Reference Shareholder, the State of São Paulo has a right of veto.
•	Non-compete: From January 1, 2025, any potential new opportunities involving public utility services for water supply and sewage services in Brazil, except for those in the State of São Paulo (as the Reference Investor is prohibited from entering into any business involving sanitation in the State of São Paulo), in any municipality or group of municipalities that have a combined population of over 50,000 inhabitants, according to the most recent IBGE data, must be carried out or developed exclusively through us.
•	Priority rights over business opportunities: From January 1, 2025, if the Reference Investor and its controlling entities are interested in developing or participating in initiatives, opportunities, enterprises, investments or equity interests involving public services of (i) water supply, (ii) sanitary sewage in Brazil, except for those in the State of São Paulo, whose investment or business vehicle operates or intends to operate in any municipality or group of municipalities in which the sum of the population comprises more than 50,000 inhabitants, in a public-private partnership, concession or privatization project (“Business Opportunity”), the Reference Investor and its controlling entities may not proceed with such Business Opportunity without first offering us the option to have our Board of Directors evaluate such Business Opportunity.

State Law No. 17,853/2023 also provided that, in case of our Privatization is consummated, our bylaws must be amended to provide for a special class of preferred share, owned exclusively by the State of São Paulo (referred to as a “golden share”), which will grant the State of São Paulo veto power over proposed changes to: (i) our name and headquarters; (ii) our corporate purpose of providing water and sewage services; and (iii) any provisions in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders. Our shareholders approved these changes to our bylaws conditional upon the consummation of our Privatization at an Extraordinary Shareholders’ Meeting held on May 27, 2024. These changes to our bylaws included, among others, an authorized capital provision, the golden share terms and conditions, and, in order to both stimulate the shareholding dispersion and avoid hostile takeover, our bylaws also establishes that, in case one or a group of shareholders acquires 30% or more of our common shares, such shareholder(s), will have to make a tender offer to our other shareholders at a price established in our bylaws that includes a 200% premium (antitakeover provision), subject to certain exceptions. Our antitakeover provision may be dismissed by approval of our shareholders´ meeting. These changes to our bylaws, including the voting limitation described below, became effective on July 22, 2024, the date of our Privatization. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Privatization—Our Privatization and the changes to our operational structure arising from our Privatization may still be challenged. A court ruling favorably to such challenge could adversely affect our operations and the market price of our common shares and ADSs. The absence of a single controlling shareholder or group of controlling shareholders may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations.”

On May 24, 2024, we and URAE-1 signed the Concession Agreement for URAE-1, which came into force on July 23, 2024 following the consummation of our Privatization, and introduced significant changes to the prior economic-regulatory model. For more information, see “Item 4.B. Business Overview—Tariff Readjustments and Reviews—Economic-regulatory model in the draft Concession Agreement for Public Water Supply and Sanitation Services for the URAE-1 Southeastern region,” and “Item 3.D. Risk Factors—Risks Relating to the Regulatory Environment—We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.”

For the risks associated with our Privatization, see “Item 3.D. Risk Factors—Risks Relating to Our Privatization.”

Other Information

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

In addition, references to:

•	“ANA” are to the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico);

•	“ARSESP” are to the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão;
•	“Basic Sanitation Law” are to Law No. 11,445/2007 of the Federative Republic of Brazil, as amended;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social);
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian Constitution” are to the Constitution of the Federative Republic of Brazil of 1988;
•	“Brazilian Corporate Law” are to Law No. 6,404/1976, as amended;
•	“Central Bank” are to the Central Bank of Brazil;
•	“coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection, but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);
•	“Concession Agreement for URAE-1” are to concession agreement we entered into with URAE-1 on July 23, 2024;
•	“COPOM” are to the Comitê de Política Monetária (Monetary Policy Committee) of the BCB, responsible for setting the target for the policy interest rate (SELIC);
•	“COVID-19” are to the SARS-CoV-2 2019 coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“Equatorial S.A.” is a Brazilian energy distribution company, formerly known as Equatorial Participações e Investimentos IV S.A.;
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the Research Foundation of the State of São Paulo;
•	“FAUSP” are to the Fundo de Apoio à Universalização do Saneamento no Estado de São Paulo, a fund to support the universalization of sanitation services in the State of São Paulo;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “State of São Paulo government” are to the state government of the State of São Paulo;
•	“GDP” are to gross domestic product, which is the standard measure of the value added created through the production of goods and services during a certain period of time,
•	“IBRD” are to the International Bank for Reconstruction and Development;
•	“IDB” are to the Inter-American Development Bank;

•	“IDB Invest” are to the Inter-American Investment Corporation;
•	“IPCA” are to the Índice Nacional de Preços ao Consumidor Amplo (Extended National Consumer Price Index), the reference for the Brazilian inflation-targeting system;
•	“JICA” are to the Japan International Cooperation Agency;
•	“New Legal Framework for Basic Sanitation” are to Law No. 14,026/2020 of the Federative Republic of Brazil;
•	“Novo Mercado” are to the special listing segment of B3 known as the Novo Mercado;
•	“Novo Mercado Listing Regulation” are the Novo Mercado listing rules;
•	“¥” or “Japanese Yen” are to the official currency of Japan;
•	“PASEP” are to Programa de Formação do Patrimônio do Servidor Público, a social contribution payable by companies to finance the funds for insurance for unemployment, child benefit and allowance for low paid workers;
•	“program contract” are to certain inter-federative cooperation agreements entered into within the scope of associated management (pursuant to article 241 of the Brazilian Constitution), whereby the provision of public services is delegated to third parties or liabilities, services, personnel or goods necessary for the continuity of public services are totally or partially transferred to third parties;
•	“Privatization” are to our privatization as authorized by the State Law No. 17,853/2023, which was consummated by the State of São Paulo on July 22, 2024, as further described in “Presentation of Financial and Other Information — Privatization;”
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the old regional systems’ executive office operated, comprising municipalities in the interior and coastline regions of the State of São Paulo;
•	“SELIC” are to the weighted average interest rate of the overnight interbank operations, collateralized by federal government securities, carried out at the Special System for Settlement and Custody;
•	“SEMIL” are to the State Secretariat for the Environment, Infrastructure and Logistics of the State of São Paulo (Secretaria de Meio Ambiente, Infraestrutura e Logística do Estado de São Paulo);
•	“service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;
•	“sewage treatment coverage” indicators are to the amount of consumer units connected to the sewage treatment system;
•	“State of São Paulo” or “State” are to the State of São Paulo, which is also our controlling shareholder;
•	“UNESP” are to the Universidade Estadual Paulista Júlio de Mesquita Filho;
•	“URAE” are to Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário), as further described in “Presentation of Financial and Other Information—Privatization;”
•	“URAE-1” are to the URAE of the Southeastern region, as further described in “Presentation of Financial and Other Information—Privatization;”

•	“U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;
•	“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015. This drought, the most serious that our service region has experienced in 80 years, primarily affected the Cantareira System, our largest water production system;
•	“WHO” are to the World Health Organization; and
•	“WHT” is the Brazilian federal withholding income tax.

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

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 375 municipalities we serve directly and the two municipalities which we account for in our wholesale segment (Mogi das Cruzes and São Caetano do Sul), since our revenue for the year ended December 31, 2024 is derived from these municipalities. The 375 municipalities include 371 municipalities covered by the Concession Agreement for URAE-1, and four governed by individual contracts (municipalities of Miguelópolis, Quintana, Nova Guataporanga and Olímpia).

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries, including, as a result of the changes in administration in the United States, the military conflict between Russia and Ukraine, as well as the escalation of the conflict between Israel and Hamas into Lebanon and Iran and general instability in the Middle East, the imposition of sanctions, tariffs and trade embargos and its impacts on the global economy;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	the changes to our business and our management as a result of our Privatization and any related legislative, regulatory or political developments;
•	any judicial or other challenges to our Privatization;
•	our ability to comply with the targets established by the Concession Agreement for URAE-1;
•	any increase in delinquencies by our customers;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;
•	risks relating to our material properties, including difficulties in obtaining or renewing existing licenses, authorizations, approvals and permits to build, expand and/or operate our business facilities and challenges to our ownership and possession of our material properties;
•	the impacts on our business of probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	availability of our water supply, springs and storage systems;
•	the impact on our business of conscious water usage, such as lower water consumption practices, as adopted by our customers during the water crisis, can impact our business and our operating results;
•	the size and growth of our customer base and its consumption habits;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	the potential impact of the enactment of national reference standards that should be taken into account by subnational sanitation regulatory agencies (municipal, intermunicipal, district and state) in their regulatory performance, since the New Legal Framework for Basic Sanitation determined that ANA is the regulatory authority of the sanitation sector at national level;
•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities, especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which established that the Universalization Targets must be met by 2033, which was brought forward to 2029 for us pursuant to State Law No. 17,853/2023;

•	the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;
•	our ability to collect amounts owed to us by the State of São Paulo (our former controlling shareholder), states, the federal government and municipalities;
•	our capital expenditure program and other liquidity and capital resources requirements;
•	our management’s expectations and estimates relating to our future financial performance;
•	our level of debt and limitations on our ability to incur additional debt in amounts sufficient to comply with the new Universalization Targets;
•	our ability to access financing with favorable terms in the future;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	the outcome of our pending or future legal proceedings;
•	the impact of widespread health developments, such as COVID-19, and its effects on our operating revenues and financial condition;
•	power shortages, rationing of energy supply or significant changes in energy tariffs;
•	other risk factors as set forth under “Item 3.D. Risk Factors.”

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

Risks Relating to Our Privatization

•	Our Privatization and the changes to our operational structure arising from our Privatization may still be challenged. A court ruling favorably to such challenge could adversely affect our operations and the market price of our common shares and ADSs. The absence of a single controlling shareholder or group of controlling shareholders may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations.

Risks Relating to Brazil

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs.
•	Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.
•	Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.

•	Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.
•	Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.
•	Downgrades in Brazil’s credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of our common shares and ADSs.
•	Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the trading markets for securities.

Risks Relating to Our Business

•	Risks Associated with Revenue Transfers and Tariff Adjustments in respect of the Provision of Water and Sewage Services to the City of São Paulo.
•	Any failure to obtain new funding or to comply with covenants in our existing financing agreements may adversely affect our ability to continue our capital expenditure program.
•	Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations. Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.
•	Our business is subject to cyberattacks and security and privacy breaches.
•	Failure to comply with the LGPD or any further privacy and data protection laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.
•	Our failure to protect our intellectual property rights may negatively impact us.
•	Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.
•	Our insurance policies may not cover or may be insufficient to cover claims which may arise.
•	We cannot guarantee that our third-party suppliers and/or service providers will not become involved in any irregular practices.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.
•	If we are not successful in addressing issues related to the occupational health and safety of our employees and the facilities where we conduct our activities, our results and operations could be adversely affected.
•	If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.
•	We are subject to obligations regarding respect for the human rights of all of our stakeholders, which may result in additional costs and significant contingencies.
•	If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.
•	Transactions with related parties, including as part of our Privatization, may not have comparable market terms available and may not be entered into on an arm’s length basis, which could expose us to lawsuits and affect our financial results.

Risks Relating to Suppliers

•	Any interruptions in the supply of electricity and water may adversely affect our operations.
•	Our business may be adversely affected by reliance on services and products from third-party suppliers.

Risks Relating to Our Clients

•	We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Risks Relating to Our Management

•	We depend on the technical qualifications of the members of our management, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

Risks Relating to the Regulatory Environment

•	Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference standards. Any non-compliance will prevent municipalities or operators from accessing financings and public resources managed or operated by the Brazilian government.
•	We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.
•	The granting/contracting authorities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.
•	If we do not meet the targets established by the Concession Agreement for URAE-1, our tariff adjustments might be reduced, which could materially adversely affect our business, financial condition, or results of operations.
•	If the water from our water sources (mananciais) does not meet our water treatment conditions, we may have to interrupt the water treatment process until we are able to treat the water or to substitute the supply of water from another water source.
•	Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.
•	We are exposed to risks of delays or failures in payments associated with the provision of water and sewage services.
•	Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions.
•	Our expansion strategy involves acquisitions, which may entail various risks and challenges.
•	Risks related to encumbrances, which may adversely affect us in the event of default on the obligations guaranteed by our properties.
•	If we are unable to obtain or renew environmental permits and/or licenses, we may be subject to fines and the closure of any irregular facilities, with the interruption of activities carried out by us at such facilities.
•	According to the Brazilian law regulating concessions and public-private partnership matters, our corporate structure is composed of some special purpose entities, which may result in our responsibility for tax, labor, environmental protection, consumer and bankruptcy matters originated from our subsidiaries.
•	We are subject to penalties related to our registrations, authorizations, licenses and permits for the development of our activities.

Risks Relating to Environmental Matters and Physical and Climate Transition Risks

•	Noncompliance with environmental laws and environmental liability could have a material adverse effect on us and our reputation.
•	Environmental, social and governance considerations could expose us to potential liabilities, increased costs (regulatory or otherwise), compliance failures and reputational harm, including with respect to the B3 Green Shares classification we have been granted.
•	Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.
•	Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations.
•	New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Risks Relating to Our Common Shares and ADSs

•	We may issue additional common shares or enter into a merger, consolidation or other similar corporate transaction, which could dilute your interest in our common shares underlying the ADS.
•	International judgments may not be enforceable when considering our directors or officers’ status of residency.
•	We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.
•	Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADRs to enforce liability under U.S. securities laws.
•	A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.
•	Holders of our ADSs do not have the same voting rights as our shareholders.
•	Judgments of Brazilian courts with respect to our common shares are required to be payable only in reais.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Risks Relating to Our Privatization

Our Privatization and the changes to our operational structure arising from our Privatization may still be challenged. A court ruling favorably to such challenge could adversely affect our operations and the market price of our common shares and ADSs. The absence of a single controlling shareholder or group of controlling shareholders may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations.

Following the consummation of our Privatization, there are ongoing legal proceedings challenging our Privatization, as set out in “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” Additionally, new legal challenges or proceedings with the relevant court may also still be filed. Despite the consummation of our Privatization, potential adverse rulings from judicial or administrative proceedings may have negative effects on our financial results and reputation.

Furthermore, the transition from having a controlling shareholder to a dispersed ownership structure presents new challenges. The absence of a single controlling shareholder or group of controlling shareholders may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, foreign exchange rate controls, currency devaluation or appreciation, capital controls and limits on imports and exports. Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	expansion or retraction of the Brazilian economy;
•	the regulatory environment and changes in laws and regulations;
•	interest rates fluctuations, inflation and foreign exchange rate movements;
•	availability of credit and liquidity of the Brazilian capital and lending markets;
•	commodity prices;
•	import and export controls;

•	public debt;
•	economic, political and social instability;
•	water and electricity shortages and rationing;
•	other factors identified or discussed under “Risk Factors”.

We cannot predict the measures that the Brazilian government will take due to mounting macroeconomic pressures or otherwise. Economic and political instability and uncertainty has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which may adversely affect our activities, results of operations, and the trading price of our common shares and ADSs. For more information, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.”

Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.

The Brazilian government frequently modifies tax laws, including tax treaties, rates, and benefits, which may increase our tax liabilities and adversely affect our profitability and results of operations. In addition, tax authorities may interpret laws in a way that differs from the interpretation we currently rely upon to carry out our transactions, potentially leading to adverse financial effects. We cannot assure that we will be able to maintain our projected cash flows and profitability following any increases in Brazilian taxes applicable to our operations, which may adversely affect our results of operations and financial condition.

Brazil is undergoing significant tax reform, particularly on the taxation of goods and services. On December 20, 2023, Constitutional Amendment No. 132/2023 (“EC 132”) was enacted, replacing several of the current “indirect taxes” (ICMS, IPI, ISS and PIS/Cofins) by three new ones: a Goods and Services Tax (IBS), a Contribution on Goods and Services (CBS) and an Excise Tax (IS). The transition period runs from 2026 to 2032, with full implementation by 2033.

The regulatory process for EC 132 through legislation (complementary and ordinary laws) is underway. On January 16, 2025, Complementary Law No. 214/2025 was enacted, establishing the general legal framework applicable to IBS, CBS and IS. It is expected that the standard rate for the sum of IBS and CBS to be generally levied on any type of services and goods (with some limited exceptions) will be 28.0%.

Further reforms on income and payroll taxation are also under discussion by the Brazilian government. EC 132 provides that the executive branch must submit to the National Congress, within 90 days of its enactment, bills of law for reforming income and payroll taxation. As of the date of this annual report, no such bills have been submitted.

Several bills aimed at reforming the Brazilian Income Tax system have been submitted to Congress. They are still at an early stage of the legislative process and are subject to change. Among the proposed changes are the taxation of dividends remitted abroad and the extinction or limitation of the Interest on Net Equity (Juros sobre o Capital Próprio) regime.

We cannot predict the effects of changes in Brazilian tax laws, and if they may have an adverse effect on our business, financial condition or results of operations.

Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of several investigations by national and foreign agencies responsible for corruption and cartel investigations. Investigations into allegations, trials and convictions of Brazilian government and State of São Paulo government officials and senior management of Brazilian companies may lead to further allegations and charges, which in turn may lead to political instability and a decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government and Brazilian companies. This may have a material adverse effect on Brazil’s economic growth, the demand for securities issued by Brazilian companies, and access to the international financial markets by Brazilian companies.

Furthermore, the President has the power to impose policies and issue governmental acts (Medidas Provisórias) regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict what policies the President will impose, much less whether such new policies or changes in current policies will have an adverse effect on our business or the Brazilian economy. Additionally, the Brazilian government’s potential difficulty in securing a majority in the National Congress could obstruct policy implementation, further contributing to economic instability. These uncertainties, along with any new measures that may be implemented, may increase the volatility of the Brazilian securities market.

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

Brazil’s General Price Index (Índice Geral de Preços – Mercado – “IGP-M”), used to measure the country’s inflation, recorded inflation of 6.54% for the year ended December 31, 2024, deflation of 3.18% for the year ended December 31, 2023 and inflation of 5.45% for the year ended December 31, 2022. The SELIC, the Brazilian federal funds rate and official overnight interest rate in Brazil, was 12.15%, 11.65% and 13.65% in the years ended December 31, 2024, 2023 and 2022, respectively. Subsequently the target was gradually increased to 13.25%. Since then, it has been gradually increased to 14.25%, where it remains as of the date of this annual report. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us if such policies are reinstated.

The Brazilian annual inflation rates, as measured by the IPCA, were 4.83%, 4.62% and 5.79% in the years ended December 31, 2024, 2023 and 2022, respectively. In 2022, the accumulated inflation slowed down compared to 2021, and it continued to slow down in 2023. However, the inflation rates in the years ended December 31, 2024, 2023 and 2022 were all above the predetermined and previously announced target ranges, which were 3.00%, 3.25% and 3.50% respectively. If Brazil once again experiences substantial high inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations. In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.

The Brazilian real has historically been volatile, experiencing periodic depreciation against the U.S. dollar and other currencies. The Brazilian government has implemented various exchange rate policies, including devaluations, floating exchange rates, and exchange controls. The current floating system has contributed to significant fluctuations, with the real appreciating by 6.5% against the U.S. dollar in 2022 but depreciating to R$6.1923 per US$1.00 as of December 31, 2024. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Foreign exchange rate fluctuations will impact the U.S. dollar value of our common shares on the B3, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

Depreciation of the Brazilian real has created inflationary pressures in Brazil and has caused increases in interest rates, which could negatively affect the growth of the Brazilian economy and harm our financial condition and results of operations, curtail our access to financial markets and prompt government intervention, including recessionary governmental policies.

In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. This would also increase our total debt, which could lead us to breach any debt/EBITDA covenants we are subject to in certain financings. We had total foreign currency denominated debt of R$3.4 billion as of December 31, 2024, and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future. In December 2023, our Board of Directors approved our Hedging Policy, which is available on our website but is not incorporated herein, and in December 2024, we entered into derivative instruments (plain vanilla swaps) to hedge against a depreciation of the real against the U.S. dollar. We cannot guarantee we will always be able to enter into derivative instruments to hedge in favorable terms.

A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2024 Consolidated Financial Statements. Further, the market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our common shares or ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

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

As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with a positive outlook and BB with a stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

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

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developments in other countries. For example, an increase in interest rates in the international financial markets may adversely affect the trading markets for securities of Brazilian issuers or a drop in the price of commodities produced by Brazil could adversely affect the Brazilian economy. Brazil could also be adversely affected by negative economic or financial developments in other countries. Brazil has been adversely affected by such contagion effects on several occasions, including following the 1998 Russian crisis, the 2001 Argentine crisis and the 2008 global economic crisis.

Furthermore, volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers, which may adversely affect our ability to access capital and liquidity on acceptable terms. It may also lead to a decline in foreign investment, which could negatively affect our business, the ability to take advantage of strategic opportunities and, ultimately, the trading price of our ADSs.

In addition, the escalation of geopolitical tensions could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences and disruptions in supply chains, in particular in connection with the military conflicts between Russia and Ukraine and the current conflict between Israel and Hamas. Economic sanctions imposed by the United States, the European Union, the United Kingdom and other countries as a direct consequence of these conflicts may create further instability.

The new United States administration has imposed or threatened to impose tariffs on a variety of countries and products. In addition, the United States has threatened the imposition of reciprocal tariffs on those countries who impose unequal tariffs or taxes on United States exports. While the administration announced a 90 day stay on the wide-ranging tariffs announced on April 2, 2025, there is no guarantee that these or other threatened tariff increases will not become effective in the future. This uncertainty has contributed to significant turmoil in global markets and fluctuations in the value of the U.S. dollar. Given the current uncertainty around the threat of tariff increases, it is not possible to estimate the potential effect or to determine the level of materiality for the Brazilian economy and, in turn, our results of operations.

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

Risks Relating to Our Business

Risks Associated with Revenue Transfers and Tariff Adjustments in respect of the Provision of Water and Sewage Services to the City of São Paulo

The provision of water and sewage services in the city of São Paulo accounted for 52% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2024.

On June 23, 2010, the State and the city of São Paulo executed a convention agreement (convênio) with our intermediation and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis. We executed a service contract with the State and the city of São Paulo on the same date to provide these services for the next 30 years, pursuant to which, among other things, we must transfer 7.5% of the gross revenues we obtain from this contract, less COFINS and PASEP taxes, and unpaid bills for services provided to properties owned by the city of São Paulo, to the FMSAI, as per Municipal Law No. 14,934/2009. For more information, see “Item 7.B. Related Party Transactions—Agreement with the State and the city of São Paulo” for a further discussion of the principal terms of this convention and the service contract we executed in accordance with this convention.

As a result of the second ordinary tariff revision, published in ARSESP Resolution No. 794/2018 (“Second Ordinary Tariff Revision”), ARSESP allows the pass-through of up to 4% of the municipal revenue we transfer to a legally established municipal infrastructure fund. ARSESP Resolution No. 1545/2024 subsequently established the criteria and conditions to permit the transfer of 4% of such revenue from service providers. In addition, for recognition as part of the tariff, municipal funds for environmental sanitation and infrastructure must be established by the municipality through a legal act, which specifies the allocation of resources. For the fourth tariff cycle (2021-2024) ARSESP has set a 4% cap on transfers to municipal funds, with these transfers requiring prior approval by ARSESP and formal recognition as part of the tariff structure. For more information, see “Item 4.B. Business Overview—Tariffs,” especially “Item 4.B. Business Overview—Tariffs—Tariff Readjustment and Revisions.”

Considering that ARSESP has capped the pass-through to tariffs for amounts transferred to municipal infrastructure funds at 4%, the mandatory contractual transfer of the remaining 3.5% of the gross revenues (excluding COFINS and PASEP taxes and unpaid bills of publicly owned properties in the city of São Paulo) to FMSAI will not be passed through to customers in full. We cannot guarantee when and if this will happen and if it may have an adverse effect on our business, financial condition or results of operations.

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

On August 19, 2021, the city of São Paulo requested the suspension of the process in view of the ongoing negotiations in search of an amicable solution to the dispute. On September 13, 2021, the suspension of the case for a period of 90 days was granted. On August 15, 2022, the city of São Paulo reported that the settlement negotiations were still ongoing. On February 12, 2025, the city of São Paulo requested an additional suspension of the process for 30 days, and, as of the date of this annual report, there have been no further developments.

We have not yet been named and cannot predict the outcome of this proceeding, which, if unfavorable, could have an adverse economic impact on us.

The Concession Agreement for URAE-1 provides for the full acknowledgment of tariff payments to the FMSAI for the municipality of São Paulo, which means that the 7.5% rate is now recognized in the tariffs. See “Presentation of Financial and Other Information—Privatization” for further information about the contributions for this public consultation, and “Item 4.B. Business Overview—Tariffs—New Tariff Structure” for further information about our tariff structure.

Any failure to obtain new funding or to comply with covenants in our existing financing agreements may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$72.0 billion in the period from 2025 through 2029 For the year ended December 31, 2024, we recorded R$6.9 billion in capital expenditures. We intend to continue funding these capital expenditures with cash generated by our operations, issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies. A significant portion of our financing needs is obtained through long-term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long-term financing at attractive interest rates in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt includes financial covenants that impose indebtedness limits, as well as several non-financial covenants, including the pledging of assets, provision of financial statements and audit reports, change of control provisions and compliance with environmental laws and licenses, among others. Our failure to comply with any of these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us. For more information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants.”

Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.

We are and may in the future be party to legal proceedings related to civil, corporate, environmental, labor, tax, and/or criminal actions filed against us, which may require us to expend substantial funds and other resources.

These claims involve substantial amounts of money and other remedies. As of December 31, 2024, the total estimated number of claims related to our legal proceedings was R$24.7 billion (net of R$167.7 million in court deposits), of which R$2.4 billion were already provisioned, including contingent liabilities and remote loss contingencies.

Our provisions do not cover all legal proceedings involving monetary claims filed against us and may be insufficient to cover any amounts arising from unfavorable final decisions, which may have a material adverse effect on our financial condition and reputation. Further, one or more of our directors and officers may become parties to civil, administrative, environmental, criminal or tax judicial, administrative or arbitration proceedings, of which the initiation and/or outcome may adversely affect them and impair their ability to perform their duties with us, which could lead to a material adverse effect on our reputation, business or operating or financial condition and/or results.

Unfavorable judicial, administrative, and arbitral decisions against us, our subsidiaries, executives, and directors, particularly those involving substantial amounts or preventing us from conducting business as initially planned, may adversely affect our results, business, reputation, financial situation, and market value of our shares and ADSs. Negative decisions involving criminal proceedings, especially those related to corruption or administrative misconduct, could also impact our executives’ ability to perform their duties or restrict our ability to contract with the government and access tax benefits and significantly harm our reputation and business.

Furthermore, the Public Prosecutor’s Office and environmental agencies may initiate administrative procedures to investigate possible environmental damages caused by our activities, which may lead to recommendations, “conduct adjustment agreements” and/or general “terms of commitments” with the relevant authorities, assuming specific obligations for a determined period. Non-compliance with these terms could result in fines, enforcement, and filing of lawsuits.

Finally, parliamentary inquiry commissions and regulatory and oversight bodies, such as the State Audit Court (Tribunal de Contas do Estado de São Paulo – TCE), the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico – ANA) and ARSESP, may scrutinize our operations, processes, contracts, procedures, and partnerships. Investigations or unfavorable decisions may (i) restrict our ability to conduct our business; (ii) require us to make payments that have not been provisioned for; (iii) affect the continuity or profitability of our service lines; (iv) prevent or delay the execution of our projects as initially planned;; and (v) prohibit us from entering into contracts with the public administration to receive fiscal incentives and benefits and access financing and resources. Furthermore, such bodies may initiate processes including judicial, administrative and arbitral proceedings, which may lead to unfavorable decisions and adversely affect our business, financial situation, and reputation. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Note 22 to our 2024 Consolidated Financial Statements included in this annual report.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations. Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of Brazil and the U.S. Foreign Corrupt Practices Act (“FCPA”), and we may become subject to similar laws and regulations in other jurisdictions. The existence of any investigation, inquiry or proceeding of an administrative or judicial nature related to the violation of any of these laws or regulations, in Brazil or abroad, for acts against the public administration by our affiliates or subsidiaries, managers, employees or any third parties acting on our behalf, may result in the application of sanctions, which may include (i) administrative, civil or criminal fines and indemnities (the latter applicable to the directors who participated in the infraction); (ii) an obligation to repair the damage caused; (iii) a criminal conviction; (iv) the loss of the benefits or assets illicitly obtained; (v) partial or full suspension of activities; and (vi) a prohibition on entering into contracts with the government or receiving tax or credit benefits or incentives. There can be no assurance that our internal policies and procedures will be sufficient to prevent, detect and timely implement corrective measures in relation to any unlawful and inappropriate practices, fraud or violations by our employees, officers, executives, partners, agents and service providers, nor that any such persons will not take actions in violation of our policies and procedures.

From time to time, we receive or become aware of complaints or allegations of potential breaches of applicable anti-corruption, anti-bribery or other laws and regulations or our internal policies and procedures (including our procurement processes) through our whistleblower channel or other internal or external sources. Our internal audit team processes these complaints or allegations, and our audit committee may engage outside counsel to investigate given the nature of the complaints or allegations. The findings of our internal audit team and any outside counsel are reported to our audit committee. These complaints or allegations under the supervision of our audit committee, may lead to formal government inquiries or investigations and harm to our reputation.

If we or any of our subsidiaries, directors, officers, employees, partners, agents, service providers or other persons are deemed or perceived to have engaged in activities violative of applicable laws, regulations or internal controls or procedures, we could become subject to government enforcement actions, penalties, damages, fines and sanctions, as well as events of default or prepayment events under our outstanding indebtedness, that could result in a material adverse effect on our reputation, business, our ability to obtain financing for our business, our financial condition, our results of operations and the market price of our common shares and ADSs.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. Cybersecurity threats, including hacking, malware, and system vulnerabilities, could compromise our confidential information, disrupt operations, or cause financial and reputational harm. The evolving nature of cyber threats makes them difficult to detect and prevent, and attacks may originate from well-funded, sophisticated actors.

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

Our information technology and infrastructure may be vulnerable to breaches due to human error, system failures, or third-party security lapses. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and trademark, result in significant legal and financial exposure, lead to a loss of customer confidence in our products and services, and adversely affect our business, financial condition or results of operations. In addition, any breaches of network or data security at our suppliers (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

On October 16, 2024, we were subject to a cyberattack, which caused instability in our digital network, leading to some non-critical systems being unavailable for a few days and exfiltration and publication of non-sensitive information and low sensitive information. We immediately took all security and control measures and put into practice a plan to restore the affected systems. Following the attack, we engaged experienced external advisors to investigate the cyberattack and we also duly notified the Brazilian Data Protection Authority (“ANPD”) in accordance with applicable law. Our ability to maintain water supply and sewage collection and treatment operations was unaffected. We cannot guarantee that the protections we have in place to protect our operating technology and information technology systems are sufficient to protect against future cyberattacks and security and privacy breaches. For more information, see “Item 16.K. Cybersecurity.”

Failure to comply with the LGPD or any further privacy and data protection laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.

We are subject to data privacy laws, including Law No. 12,965/2014 (“Brazilian Internet Act”) and Law No. 13,709/2018 (“Brazilian General Data Protection Law” or “LGPD”) and their related regulations, including regulations to be enacted by the Brazilian National Data Protection Authority (“ANPD”).

The LGPD governs the collection, use, processing, storage, and disposal of personal data, in Brazil across all economic sectors, applying to both the digital and physical environment.

The ANPD oversees compliance with the LGPD, including issuing regulations, conducting investigations, and enforcing administrative sanctions.

Failure to comply with the LGPD, especially regarding ensuring data subjects’ rights, providing clear information about our personal data processing activities, adhering to the original purpose of data collection, observing legal data storage periods, and implementing required security standards, may result in penalties, including warnings, mandatory disclosures, data processing suspensions, and fines of up to 2% of revenue in Brazil (capped at R$50.0 million per violation). Additionally, violations may lead to lawsuits, consumer protection penalties provided for in the Consumer Defense Code (Law No. 8078/1990) and the Brazilian Internet Act, and reputational harm.

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

Additionally, we entered into licensing agreements for certain technologies essential to the development of our operations, such as software licensing agreements. If we are unable to renew or maintain the licenses for the necessary intellectual property rights, we may face difficulties in replacing these technologies. Furthermore, if we continue to use these technologies without the necessary licenses, the holders of these intellectual property rights may demand that we cease using such rights and seek compensatory damages.

Furthermore, third parties may claim that the products and/or services we provide infringe their intellectual property rights. Any alleged violation or infringement of intellectual property rights against us may result in costly and time-consuming litigation and, consequently, adversely affect our operational results. If we are not successful in defending against potential claims or reaching settlements, we may be required to pay damages, cease the use of third-party intellectual property, or enter into licensing agreements on unfavorable terms.

Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.

Currently, we substantially withdraw our water supply from surface sources from rivers and reservoirs, with a small portion being withdrawn from groundwater. Our reservoirs are filled with impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. As of December 31, 2024, we had 30 large-scale reservoirs which are classified under Brazilian dam safety legislation and which may have associated potential damages. Our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods and/or droughts or other environmental occurrences that could result in structural damages and eventually rupture of our reservoirs, dams and other facilities or equipment.

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

The occurrence of any of these events could lead to personal injury or death, adverse social impacts on the communities located near our facilities, monetary losses and possible legal liability arising from environmental and social damages, other environmental and social damages, the loss of prime materials, substantial financial costs potentially not covered by insurance and damage to our reputation. For more information, see “Item 4.B. Business Overview—Water Operations—Water Resources.”

Our insurance policies may not cover or may be insufficient to cover claims which may arise.

Due to the high premiums associated with insurance policies and other factors relating to our risk management, it is not always possible to obtain insurance against all types of risks and liabilities associated with our activities and related assets. We cannot guarantee that our existing insurance policies are adequate and sufficient for all circumstances that may arise or against all inherent risks and for amounts that cover all the losses we may occur.

If a claim is not covered by our insurance policies, or if damages exceed the policy limits, we may incur additional costs for the repair or replacement of damaged assets or for compensation to third parties, which could adversely affect our results of operations and reputation. Furthermore, for insured events, coverage is contingent upon the payment of a premium; failure to pay such premium, coupled with the occurrence of an event giving rise to a claim, could put us at further risk, as damages - even if insured - would not be covered by the insurer.

We cannot guarantee that we will be able to renew our existing insurance policies at reasonable rates, and if renewed, we cannot guarantee that they will be renewed under the same conditions and coverage originally acquired, or at reasonable commercial rates, or on acceptable terms, whether in terms of costs or coverage.

Losses caused by events not covered by insurance, or partially covered, may cause us to incur significant costs and the resources available to maintain our current activities and allocated towards our expansion activities will be reduced, which could ultimately have a material adverse effect on our financial performance and operating results.

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

In addition, the occurrence of any of these adverse events may increase delinquencies which can negatively impact our results of operations. Our allowance for doubtful accounts decreased by 14.6% for the year ended December 31, 2024 compared to the year ended December 31, 2023 and decreased by 16.5% for the year ended December 31, 2023 compared to the year ended December 31, 2022.

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

We cannot assure that the occurrence of any of these events and their duration may have material adverse effects on our operating results and financial condition, as well as the trading price of our common shares and ADSs.

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

A substantial portion of our assets, including our sewage treatment facilities, could be deemed by Brazilian courts to be related to the provision of essential public services. Accordingly, these assets would not be available for liquidation or attachment. In either case, these assets would revert to the relevant municipalities pursuant to Brazilian law and the applicable concession agreements. We cannot assure you that any indemnity we receive for such assets would be equal to the market value of the assets or sufficient to reimburse the investments made by us in such assets, which could adversely affect our financial condition.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

We face strikes and work stoppages from time to time. Disagreements on issues involving changes in our business strategy, reductions in our personnel, as well as potential employee contributions and benefits, could lead to labor unrest. We cannot ensure that future strikes or work stoppages will not affect our operations or administrative routines.

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

We are subject to obligations regarding respect for the human rights of all of our stakeholders, which may result in additional costs and significant contingencies.

Social risks arise from the potential and actual adverse impacts of our business activities on the human rights of all stakeholders involved in our operations, including our employees, customers, suppliers, investors, and the local communities in which we operate, whether directly or indirectly connected to our activities.

It is essential that we ensure suitable working conditions for our employees, safeguarding their health, safety, and well-being, and ensuring their right to association and participation in union entities, in compliance with local laws and regulations. A workplace identified as hazardous, hostile, or discriminatory may result in legal contingencies and inhibit our ability to attract and retain talent, negotiate with labor unions, prevent incidents of health and safety at work, and drive innovation.

Similarly, if we do not undertake structured and integrated long-term planning initiatives to promote diversity, equity, and inclusion in respect of our workforce and management and leadership, we may face scrutiny and possible judicial challenges.

There is no guarantee that we will successfully manage these social risks in accordance with all national and international parameters and guidelines, which could potentially harm our results of operations and reputation.

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

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. In the course of completing our assessment of internal control over financial reporting as of December 31, 2024, we did not design or maintain effective internal control due to material weaknesses identified as of that date. These weaknesses were related to the design, implementation, and monitoring of general information technology controls (ITGCs) in the areas of programme change management and user access, which impacted business processes. Additionally, there were deficiencies in the design and implementation of controls over the completeness and accuracy of reports and spreadsheet parameters (Information Produced by Entity - IPE), as well as in the design of controls for new risks arising from business process changes, including ITGCs, segregation of duties, and personnel changes. These deficiencies in financial statements could potentially lead to significant errors in account balances or disclosures. Therefore, management concluded that these deficiencies constitute material weaknesses. The material weaknesses did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results. Although these material weaknesses did not result in any material misstatement of our consolidated financial statements for the periods presented, they could lead to a material misstatement of account balances or disclosures. Accordingly, management has concluded that these control deficiencies constitute material weaknesses.

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

Transactions with related parties, including as part of our Privatization, may not have comparable market terms available and may not be entered into on an arm’s length basis, which could expose us to lawsuits and affect our financial results.

We were a company controlled by the State of São Paulo and certain transactions that we entered into with companies controlled by the State of São Paulo or governmental entities have no comparable market terms available. Additionally, we cannot guarantee that these transactions have been entered into on an arm’s length basis. This risk remains even following our Privatization as the State of São Paulo remains our significant shareholder.

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

The ability of these third parties to fulfill their obligations may be adversely affected by financial or economic crises or other factors. In addition, several supply chain risks, such as strikes or lockouts, loss of or damage to equipment or its components while in transit or storage, natural disasters, contagious diseases that prevent free circulation, or war, may limit the supply of products and/or equipment used in our operations and facilities. Further, the imposition of the Universalization Targets may adversely affect the availability of third-party services and the supply of products and equipment, as the entire sanitation industry is looking to comply with these targets.

In some cases, there are only a few suppliers for products we use, such as polyethylene and concrete pipes, chlorine, sodium hypochlorite, ferric chloride, and fluosilicic acid. There are also highly specialized micro-tunneling contractors that we use in the expansion projects of some of our facilities, as well as suppliers for information systems platforms that we use in our commercial, financial and administrative processes.

If any supplier or contractor discontinues the production or sale of its products and services, we may not be able to purchase these products and services from other suppliers for the same price or on the same terms. In this case, the provision of our services or our ability to maintain our commercial, financial and administrative processes may be significantly jeopardized, which could adversely impact our financial condition and results of operations. Additionally, the Universalization Targets for sanitation could lead to a shortage of raw materials and affect the capacity of current hydrometer suppliers to meet our future demand.

Risks Relating to Our Clients

We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Historically, the State of São Paulo and some State entities have delayed payment of substantial amounts related to water and sewage services owed to us. As of December 31, 2024, the State of São Paulo owed us R$123.1 million for water and sewage services. Additionally, the State of São Paulo also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State of São Paulo is required to reimburse us.

With respect to payment of pensions on behalf of the State of São Paulo, we had a disputed credit of R$1.7 billion as of December 31, 2024, recorded in the line item “disputed amount”. We have not recorded this disputed amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State of São Paulo, considering that the amount is under judicial discussion in a civil lawsuit filed on November 9, 2010, against the State of São Paulo. We also had an uncontested credit of R$1.0 billion which is recorded as related-party receivables, recorded in the line item “undisputed amount”. For further information, see Note 11 of our 2024 Consolidated Financial Statements.

In addition, as of December 31, 2024, we recorded a provision for an actuarial liability of R$1.9 billion with respect to future supplemental pension payments for which the State of São Paulo does not accept responsibility. For further information, see Note 11(v) of our 2024 Consolidated Financial Statements.

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

Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills and efforts of our management and certain key employees. If the members of our management or key employees choose to no longer participate in the management of our business and/or resign, we may not be able to find skilled professionals to replace them. The New Legal Framework for Basic Sanitation set a target of December 31, 2033 for the universalization of water and sewage services in Brazil. However, in relation to the Concession Agreement for URAE-1, this date was brought forward to December 31, 2029. The increase in companies operating in our industry, as a result of the New Legal Framework for Basic Sanitation, may lead members of our management or other professionals to leave us. The loss of members of management and key employees, as well as the difficulty in hiring professionals with similar expertise and experience, could have a negative effect on our results of operations, financial condition and our reputation.

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

Nevertheless, the application of the reference standards is not mandatory a priori. The New Legal Framework for Basic Sanitation provided that the access to financing and public resources managed or operated by the Brazilian government depends on compliance with the reference standards, by the sanitation service titleholders, service providers, and the subnational regulatory agencies, such as ARSESP. Accordingly, there is an incentive for adherence to these reference standards. If ARSESP and/or any other regulatory agency responsible for overseeing and supervising the services provided by us do not adopt ANA’s reference standards, we will be ineligible for federal funding. In this case, we would be unable to execute financing agreements with federal public banks. Access to federal funding is also contingent upon compliance with the additional requirements established in Article 50 of the New Sanitation Legal Framework.

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

We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.

Pursuant to the Concession Agreement for URAE-1 and the internal regulations of the URAE-1 deliberative council, any municipality may withdraw from the Concession Agreement for URAE-1. The withdrawal of a municipality, particularly one that generates a significant portion of our revenue—such as the city of São Paulo—could have a material adverse effect on our business and results of operations. Moreover, we may not be able to meet the targets, performance indicators, and other obligations stipulated in the Concession Agreement for URAE-1, potentially leading to the imposition of penalties against us. If we do not comply with the Universalization Targets, non-compliance may result in a reduction of the tariff adjustment index, potentially leading to tariff increases being below prevailing annual inflation rates. Failure to achieve contractual targets may have a material adverse impact on our results of operations and financial condition, and we cannot assure compliance with all contractual targets within the prescribed deadlines.

Pursuant to the Concession Agreement for URAE-1, we are responsible for the contractual risks assigned to it, including: (i) failure to contract or inadequate/insufficient contracting of performance guarantees; (ii) failures, errors, or omissions in the engineering projects necessary for investment execution, including execution methodology and/or technology used by us, or in the surveys that supported them; (iii) costs arising from obsolescence, instability, and malfunctioning of the technology employed by us in our services; (iv) shortfalls or fluctuations in tariff revenue; and (v) any issues, of any nature, arising from our relationship with our contractors, among others. If any of these risks materialize, we will not be entitled to an economic-financial rebalancing of the contract and may consequently face increased costs and/or reduced revenues, potentially impairing our ability to fulfill targets set out in the Concession Agreement for URAE-1, which could impact our results of operations and financial condition.

Furthermore, as ARSESP is responsible for implementing tariff adjustments and conducting periodic and extraordinary reviews of the Concession Agreement for URAE-1, we cannot guarantee that ARSESP will approve tariff adjustments in a timely manner or accept the imbalance events presented by us during periodic and extraordinary reviews. Any refusal and/or delay in applying tariff adjustments or any failure to restore the contractual economic-financial balance may impact our results of operations and financial condition.

Finally, URAE-1 may, at any time and in the public interest, take over the services or part of them, provided that a prior law authorizing them to do so is enacted and compensation is paid to us in advance. Although, we will receive compensation in such an event, and we also struggle to find other concessions or other investment opportunities to redeploy our funds and for which we will obtain similar tariffs, which could adversely affect our results of operations, financial condition and reputation in the market.

In addition to taking over the services, URAE-1 may also declare the termination of the Concession Agreement for URAE-1 if we commit a serious violation of the Concession Agreement for URAE-1 and such violation is recognized by ARSESP through an administrative proceeding. Such a takeover of the Concession Agreement for URAE-1 and/or the declaration of termination, as well as the unsatisfactory resolution of compensation arising from the early termination of the Concession Agreement for URAE-1 before its contractual term, could have a material adverse effect on our results of operations, financial condition and reputation in the market, as well as the trading price of our common shares and ADSs. For more information, please see “Item 4.B. Business Overview—Tariff Readjustments and Reviews—Economic-regulatory model in the draft Concession Agreement for Public Water Supply and Sanitation Services for the URAE-1 Southeastern region”.

If we do not meet the targets established by the Concession Agreement for URAE-1, our tariff adjustments might be reduced, which could materially adversely affect our business, financial condition, or results of operations.

The New Legal Framework for Basic Sanitation set a target of December 31, 2033 for the universalization of water and sewage services in Brazil. However, in relation to the Concession Agreement for URAE-1, this date was brought forward to December 31, 2029 for us following our Privatization.

In addition to anticipating the Universalization Targets, rural areas and consolidated informal centers were included in our service area. The terms of the Concession Agreement for URAE-1 also introduced a new set of targets to be reached simultaneously. Compliance with the new set of targets will be verified on an annual basis by an independent party, with the approval of ARSESP.

Although much of the effort to achieve these targets falls on us, there are imponderable elements that are beyond our control, and which could affect our ability to achieve these targets – such as, for instance, delays in issuing environmental licenses and municipal authorizations to carry out construction works, processes for vacating areas of interest, the possible finding of archaeological sites, among others. If we do not meet the targets pursuant to the Concession Agreement for URAE-1, the tariff adjustment index (Índice de Reajuste Tarifário – IRT) could be reduced through the application of the Universalization Factor (“Factor U”), which could materially adversely affect our business, financial condition, or results of operations.

The granting/contracting authorities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.

The granting/contracting authorities that entered into concession agreements with us, such as the URAE-1 and the municipality of Olímpia, or pursuant to individual agreements, have the right to terminate our contracts early if we fail to comply with our contractual or legal obligations (forfeiture or “caducidade”), or if they decide to resume the services based on public interest (encampação). In the case of forfeiture, we are entitled to indemnification for any unamortized or undepreciated assets, though compensation will only be paid after an administrative process, in which we will have the opportunity to present our defense for maintaining the contract and discuss the amount to be paid as compensation for the unamortized assets. It is not possible to predict how long such an administrative process will take, nor whether we will receive the compensation we believe we are owed. Other penalties may also apply, such as the suspension of our right to participate in government bidding processes. In the second scenario (encampação), indemnification must be paid prior to the contract termination, and it will also cover any assets not amortized or depreciated. The granting authority must demonstrate that it is no longer in the public interest to continue the concession contract through the approval of a law.

In both cases, public entities must indemnify us for any unamortized or undepreciated investments. The New Legal Framework for Basic Sanitation assigns ANA the authority to issue a reference standard regarding the methodology for calculating indemnities for investments made and not yet amortized or not depreciated. On April 16, 2024, ARSESP published Resolution No. 1,515/2024, which established the methodology and criteria for the reversal and possible indemnification of assets at the end of the concessions in the sanitation sector (water supply and sewage services) in the State of São Paulo under the supervision and regulation of ARSESP.

However, the deliberative council for URAE-1 is responsible for any decisions related to the early termination of the URAE-1 Concession Agreement.

We cannot prevent any granting authorities from terminating our contract early based on the events above described. If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, our business, financial condition, or results of operations may be materially adversely affected. We also cannot predict the effects that ANA or ARSESP’s methodology may have on our business, as it is possible that the indemnification payments may be lower than the remaining value of the investments we made. Additionally, municipalities may refuse to pay indemnification voluntarily, potentially leading to judicial disputes. In such cases, there is a risk that judicial decisions could result in indemnification being set at a lower value or deemed undue. Finally, it is important to highlight that we are a party to proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain municipalities. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Climate Transition Risks”.

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

In addition, water sources may possibly be contaminated by third parties through irregular or accidental dumping of large quantities of pollutants affecting the final quality of the water and impact the result for the quality of services factor (Factor Q - ICAD) on tariff adjustment.

Risks of contamination in our distribution system include potential failures in network maintenance procedures, which may carry unwanted material to the supply network. If we are found liable for water contamination resulting in human exposure to hazardous substances, we could face administrative, civil and/or criminal enforcement actions, litigation, and other proceedings or obligations to remediate environmental damages and compensate affected individuals. Such incidents could also significantly harm our reputation. Environmental remediation and compensation typically involve significant costs and may last several years. Additionally, claims or complaints from residents or communities near our sites may have adverse effects on our business, reputation or ability to obtain funding, especially from multilateral institutions. Residents or communities may have claims or complaints against us if they believe that our activities may be harming their health or well-being. Failure to effectively manage these claims could adversely affect our results of operations, financial condition, and reputation.

Furthermore, cleaning up water sources can be costly and if we are required to do so, it could have a material and adverse effect on our business, results of operations and financial condition. If our water supply fails to meet treatment standards, we may have to interrupt or stop the use of that water supply until we can treat the water or replace it with water from another source. Adapting the treatment process, either by expanding current facilities or developing new methods, could incur significant costs. Using a more distant water source may also result in increased expenses. Additionally, if we need to interrupt the water supply, we will have to notify our consumers, further impacting our operations.

Additionally, the increase in the population density of the contributing basins is another factor that may reduce the availability of raw water. Any decrease in the amount of raw water available to us could have a negative effect on our financial results and activities.

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

Any of the above events could have a material adverse effect on our results of operations, financial condition, cash flow, liquidity, and reputation.

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

We cannot guarantee that our existing insurance policies provide comprehensive coverage for all circumstances that may arise or for all inherent risks or that they would cover all potential damages claimed or that we will be able to renew our existing insurance policies or on what terms. The occurrence of a significant uninsured or uninsurable loss, in part or in full, or the failure of our subcontractors to comply with their indemnity obligations, may adversely affect our results of operations, financial condition and reputation.

We are exposed to risks of delays or failures in payments associated with the provision of water and sewage services.

According to our contracts, we are required to meet specific service targets and continue supplying water and sewage services to clients with overdue or irregular payments. In these situations, we cannot guarantee when payments for the services will be received. Meanwhile, we incur significant costs for providing these public services, like water abstraction and sewage discharge fees, and there is a risk we may not be able to fully pass these costs -on to our customers.

The tariffs charged by us may not be increased in line with the relevant charges or inflation adjustments and operating expenses, including taxes, or may not be increased in a timely fashion, due to legal and contractual restrictions that prevent us from passing on to our customers any increases in our cost structure. Reducing physical water losses caused by leaks and overflows primarily depends on investments made in leak detection and repairs, pressure management in distribution networks, operational improvements, and the renewal of the distribution network. Reducing levels of non-physical water losses (which result from unauthorized consumption (theft) or inaccurate measurement) depends mainly on investments made in the acquisition and installation of water meters, the re-registration of customers and combat of irregularities, such as illegal water connections. If we do not make sufficient investment in activities and projects to reduce our levels of water loss, we could be materially and adversely affected. These investments must mainly be aligned with the goals established in contracts with municipalities and the ideal levels of losses in supply systems.

Furthermore, the New Legal Framework for Basic Sanitation establishes, among other things, that providers of public water supply and sewage services must meet qualitative and quantitative targets. Among these targets is the reduction of losses in the distribution of treated water. If we do not implement the necessary actions to reduce the loss rates, or if the projects aimed at reducing water loss levels do not produce satisfactory results, our cash flow, results of operations and financial condition may be adversely affected, and we may be penalized by the granting authority if we fail to meet the targets established in the relevant concession agreements related to losses. For more information about the New Legal Framework for Basic Sanitation, see “Item 4.B. Business Overview— The Basic Sanitation Law and the New Legal Framework for Basic Sanitation.”

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

Additionally, in the case of companies acquired by us, there may be delays in obtaining the consent of the granting authority or their creditors to confirm the change of control or we may not obtain such consents at all. Furthermore, other factors such as contingencies not identified during due diligence, lack of synergies, failure to integrate activities, among others, may arise. This could result in increased expenses for us and, as a result, impact our financial condition.

Our expansion strategy involves acquisitions, which may entail various risks and challenges.

As part of our strategy to expand our activities, we may undertake acquisitions from time to time, which will depend on several factors, including our ability to identify suitable companies or assets for acquisition, negotiate appropriate prices, integrate and maintain the quality of operations of the acquired companies or assets, obtain synergies from the integration of the acquired assets, and reduce costs while protecting ourselves from potential contingencies.

We may not achieve the expected gains from acquisitions, which could adversely affect our activities. If we select assets for acquisition that do not perform or integrate as expected, our results of operations and financial condition may be adversely affected.

Potential acquisitions may also require us to increase our debt or access to the financial and capital markets, including through the issuance of new shares and ADSs. This could lead to increased indebtedness and exposure, as well as dilution of our current shareholders’ and ADR holders’ ownership in our share capital. Acquisitions also pose the risk of exposure to the obligations and contingencies of the acquired companies or assets due to prior acts of management and previously incurred liabilities. The legal due diligence process conducted by us to evaluate the legal and financial situation of potential acquisition targets and any contractual guarantees or indemnities we may receive from our counterparties may be insufficient to protect or indemnify us against potential contingencies. If significant contingencies arise from such acquisitions, as well as any unidentified contingencies during these processes, they could adversely affect our activities, results of operations and financial condition.

Moreover, we could face setbacks during any acquisition process and, in general, such processes could divert the time and attention of our management team towards transitional or integration-related issues and away from other business needs.

Lastly, we are subject to potential scrutiny by authorities due to corporate reorganizations that we may undertake in connection with our acquisitions.

As of the date of this annual report we have not made any acquisitions, however, any failure or delay in implementing future acquisitions or other strategic investment operations could have a significant adverse effect on our business and results of operations.

Risks related to encumbrances, which may adversely affect us in the event of default on the obligations guaranteed by our properties.

There may be risks in relation to some of our properties subject to encumbrances and legal restrictions, such as unavailability and easements (right-of-way).

According to real estate record certificates, some of our properties are burdened with unavailability, which is a temporary judicial measure that imposes significant restrictions on certain assets and a taxpayer’s rights over such assets to ensure the compliance and payment of overdue taxes by the taxpayer before they can alienate, transfer, or use specific assets previously identified by the public treasury as debt collateral.

As a rule, the non-payment of debts leading to the declaration of unavailability may result in the forced sale of the properties, the proceeds of which will be used to pay the outstanding debts. In such cases, the new owners of the properties may request possession of the assets, which could require the relocation of activities carried out at these locations.

Furthermore, even if the debts which resulted in the declaration of unavailability have already been paid, the failure to cancel the encumbrance in the property registrations may hinder possible transactions or operations involving such properties in the future.

Additionally, some of our properties are encumbered by easements. In case the existing easements are not being respected, the respective beneficiaries can demand that their area be vacated and enforce the real right of such easements, as well as the losses and damages incurred, such as payment of fines and compensation for any damages caused by non-compliance with the real right. Additionally, the beneficiaries may file a lawsuit to ensure their right of way is respected.

Non-payment of the amounts that generated the unavailability may lead to the forced sale of the properties, and the proceeds of any sale would be used to pay the outstanding debts. In these cases, the new owners of the properties may seek possession of the assets, which could lead to the need to relocate the activities carried out in these locations.

If we are unable to obtain or renew environmental permits and/or licenses, we may be subject to fines and the closure of any irregular facilities, with the interruption of activities carried out by us at such facilities.

We may not be able to keep in force or renew with the appropriate public authorities all permits and/or licenses necessary for our operational assets and for the development of our activities.

If we are unable to obtain or renew such permits and/or licenses, we may be subject to fines and the closing of any irregular facilities, with the interruption of the activities carried out by us at such facilities. Any factors that impact the failure to obtain or renew such licenses and permits may cause us to incur additional costs, which may force us to reallocate resources to meet any additional charges. Failure to obtain, maintain or renew environmental licenses and authorizations may also lead to environmental, administrative or criminal or civil liabilities.

Additionally, we cannot guarantee that permits, licenses and authorizations, such as use and operating permits and/or documents relating to the regularity of built-up areas, have not been breached in the past when in the process of obtaining or renewing them. For example, the existence of a built-up area without prior authorization from the relevant city hall, or in disagreement with the project approved, could lead to risks and liabilities for the property if the area is not regularized and it is inspected by the responsible bodies. These risks include: (i) the impossibility of registering the construction; (ii) the refusal for us to issue an operating license; (iii) the refusal for us to take out or renew property insurance; and (iv) fines; and/or (v) forced closure of the establishment.

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

Federal Law No. 8,987/1995, which establishes provisions for concessions and permission of public services, sets forth that the concessionaire, incorporated as a special purpose entity or not is responsible for the provision of the service granted in the concession, and is liable for any and all damages to the public entity, users or third parties, it being understood that the inspection carried out by the competent authority does not exclude nor mitigates such liability, which may significantly adversely affect our business and results. In the case of the concessionaire is incorporated as a consortium, the consortium leading company is liable before the public grantor for the compliance with the concession agreement, without prejudice to the joint and several liability of the additional members of the consortium. The risks inherent to our subsidiaries also include bankruptcy and potential enforcement of piercing the corporate veil by the Brazilian Courts and any event impacting the image of our partners, business partners and service providers of our subsidiaries may adversely affect our brand.

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

Risks Relating to Environmental Matters and Physical and Climate Transition Risks

Noncompliance with environmental laws and environmental liability could have a material adverse effect on us and our reputation.

We are subject to extensive Brazilian federal, state and municipal laws and regulations related to human health and environmental protection. These regulations establish requirements for environmental licensing, water use grants, and drinking water quality standards, as well as limits on discharge of non-domestic sources entering effluents into our treatment systems. Additionally, they define the quality standards that treated sewage must meet before being discharged into waterways. We may also face incidents such as leaks or pipe ruptures that can lead to liability for environmental damages, including groundwater and soil contamination, as well as regulatory and environmental infractions.

We are a party to several environmental proceedings and could be subject to other types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations, including licensing requirements and water grants, that could expose us to administrative penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. Furthermore, we are party to commitment terms regarding the regularization of licenses and water grants requirements for our operations. Failure to comply with these terms could result in administrative, civil and criminal liabilities. Such expenses may lead us to reduce expenditure on strategic investments, which may adversely affect our business, financial condition, results of operations or reputation.

We are also involved in environmental proceedings related to the discharge of untreated sewage into waterways or the disposal of sludge from treatment plants. These proceedings subject us to civil proceedings and investigations concerning environmental remediation and compensation for damages caused. In addition, we are involved in civil/administrative proceedings challenging the water withdrawn during the 2014-2015 water crisis. Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on our reputation, business, financial conditions or results of operations.

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

Environmental, social and governance considerations could expose us to potential liabilities, increased costs (regulatory or otherwise), compliance failures and reputational harm, including with respect to the B3 Green Shares classification we have been granted.

We are subject to laws, regulations and other measures that govern a wide range of topics, including those related to matters beyond our core business. New or amended laws, regulations, policies, and international accords relating to ESG matters, including sustainability, climate change, human capital and diversity, are being developed and formalized in Brazil, the U.S. and elsewhere, which may require us to comply with specific, target-driven frameworks and/or disclosure requirements. For instance, in the U.S., the SEC has proposed broad climate change disclosure requirements which would require significant compliance efforts, if and when adopted. The final form of any of these regulations or other measures is still uncertain. The implementation of these goals and initiatives, as well as compliance with emerging regulatory obligations, and forward-looking milestones may require considerable management time and may result in significant expense to us, and we cannot guarantee that we will achieve our objectives. Moreover, increasingly different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG will be perceived negatively by at least some stakeholders and adversely impact our reputation. Such regulatory regimes could impose significant compliance burdens and costs on us, and as with all new regulation, we could be subject to ambiguous interpretation that could result in inadvertent noncompliance. Our business could be negatively affected by increased regulation of ESG research, ratings and data.

Additionally, on June 7, 2024, the B3 granted us the B3 Green Shares (B3 Ações Verdes) classification. In compliance with Circular Letter No. 002/2024-VPE, dated May 7, 2024, issued by the B3, S&P Global Ratings Shades of Green (the “Specialized Consultant”), certified that we met the criteria established by B3 and that we derive: (i) more than 50.0% of our annual gross revenue from activities contributing to the green economy; (ii) more than 50.0% of our annual investments and operational expenses allocated to activities contributing to the green economy; and (iii) less than 5.0% of our annual gross revenue derived from fossil fuel activities. However, as the B3Green Shares classification is provided by a Specialized Consultant, which is a third-party provider, there is no assurance that the scrutiny process meets investor criteria and expectations. We are the first company in Brazil to obtain the B3 Green Shares seal, and there are no standardized processes and regulatory frameworks for this classification. Accordingly, we cannot assure that we will continue to meet the criteria and expectations regarding environmental impact and sustainability performance in upcoming years, and we can give no assurance that we will continue to meet the requirements, voluntary taxonomies or standards, whether currently in place or implemented in the future, to maintain this classification.

Any failure, or perceived failure, by us to comply fully with ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could harm our business, operating results, and financial condition.

Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.

We experience shortages in our water supply from time to time due to droughts. The precipitation index was below that expected in the hydrological years of 2014-2015, 2019-2020, 2020-2021 and 2023-2024, specifically highlighting that the dry period of the 2023-2024 hydrological year was the most severe observed in the last 20 years. Decreased levels of rainfall compromise the recovery of water storage levels that are necessary to serve the population during the dry period, which runs from April to September. It is not possible to predict the behavior of rain in the future, especially considering the increasing climate change we are experiencing. If we experience consecutive periods of droughts, we may be required to adopt measures to mitigate the impacts and maintain the water supply in our areas of operation.

The drought in 2014 and 2015 severely affected the level of water sources that supply the metropolitan region of São Paulo, forcing us to adopt a series of measures from 2014 to 2016 to mitigate its impact and maintain the water supply served in the metropolitan region of São Paulo. The measures to continue services to consumers were gradually discontinued, starting in early 2016, with the increase of the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region. However, heightened public awareness of the need to conserve water during the crisis and other more recent droughts resulted in our customers continuing to adopt lower water consumption practices. Sustainable management of water resources and water shortages can impact consumption habits and consequently impact our business and our operating results. There is a risk that there might be further periods of drought in the future when we consider what has happened in the past, forcing us to adopt similar or more severe measures as those adopted in 2014-2015, which can cause further material changes to consumption habits. These uncertainties could have a material adverse effect on our results of operations and financial condition.

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

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the city of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in São Sebastião. As a result, our water treatment plants in the region were damaged, and the water supply was interrupted for a few days due to siltation, the inability to store water, and lack of electricity. If similar incidents occur in the future or become more frequent, these events may have other additional material adverse effects on our results of operations and financial condition.

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

We are subject to federal, state and international climate change regulations aimed at reducing greenhouse gas (“GHG”) emissions. Among these, Decree No. 65,881/2021 formalizes the State of São Paulo’s commitment to global initiatives such as the “Race to Zero” and “Race to Resilience” campaigns, which focus on lowering emissions and enhancing climate resilience. The decree also mandates the development of the 2050 Climate Action Plan (PAC 2050) by the State of São Paulo government, which is expected to set sector-specific emissions targets, including for the sanitation industry.

Additionally, new regulation could introduce further obligations. For example, Law No. 15,402/2024 establishes the Brazilian Greenhouse Gas Emissions Trading System (or the Brazilian Carbon Market Regulation), which introduces a framework for limiting GHG emissions and trading carbon-related assets.

Given Brazil’s commitments under international climate agreements, the state government’s firm stance on reducing emissions, and the establishment of new legislation, we may be required to increase investment in emission mitigation measures by (i) enhancing operational efficiency and adopting more sustainable processes to reduce GHG emissions; (ii) implementing infrastructure and equipment to capture and utilize biogas and process-generated sludge; (iii) expanding the use of clean and renewable energy sources and alternative fuels; and (iv) offsetting GHG emissions through intensified conservation and reforestation initiatives. New climate change regulations present significant challenges due to the complexity and scale of our operational facilities, where changes in process design can impact both our existing and future operations.

On March 6, 2024, the SEC approved new climate-related disclosure rules that will require public companies to report material climate risks, GHG emissions inventories, climate targets and goals, and the financial implications of physical and transition risks. However, the implementation of these rules has been temporarily halted following multiple legal challenges, and the SEC has stayed enforcement pending judicial review by the Court of Appeals for the Eighth Circuit. If these rules are ultimately upheld, our compliance costs—such as legal, accounting, and reporting expenses—could increase significantly, and the associated compliance efforts may divert management’s time and attention.

In addition, the CVM approved Resolution No. 193/2023, which allows publicly held companies to voluntarily prepare and disclose sustainability-related financial reports in accordance with the International Sustainability Standards Board (“ISSB”) guidelines. According to CVM Resolution No. 193/2023, disclosure will become mandatory as of January 1, 2026.

We may be exposed to legal or regulatory action or claims as a result of the new SEC (if approved) and CVM rules. Although we are assessing and structuring our processes to fit these regulations, these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

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

Risks Relating to Our Common Shares and ADSs

We may issue additional common shares or enter into a merger, consolidation or other similar corporate transaction, which could dilute your interest in our common shares underlying the ADS.

We may have to raise additional funds (in order to finance, for example, capital expenditures and consideration due in connection with new concessions) in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of preemptive rights of our existing shareholders, including investors in our common shares underlying the ADS, as provided by the Brazilian Corporate Law and CVM Regulation, which may dilute the interest of our then-existing investors. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

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

Pursuant to Brazilian Corporate Law and our bylaws, we are required to distribute to our shareholders a mandatory minimum dividend equivalent to 25% of our adjusted net income for the previous fiscal year.

Except for the mandatory minimum dividend, we can retain profits in statutory reserves for investment and/or capital reserves. If we incur a net loss or a net profit insufficient to allow dividend payments, including the mandatory minimum dividend, management may recommend dividend payments using profit reserves, after offsetting the net loss of the current fiscal year and previous years, if any. Losses for the current fiscal year must be absorbed by accrued profits, profit reserves, and legal reserves, in such order. If we are able to declare dividends, management may still decide to defer the payment of dividends or, in limited circumstances, not declare dividends. We cannot declare dividends from certain reserves under Brazilian Corporate Law.

Finally, pursuant to Law No. 14,026/2020, the New Legal Framework for Basic Sanitation, the distribution of profits and dividends is prohibited for service providers who are in breach of the objectives and deadlines established in the specific contract for the provision of basic sanitation services. The Concession Agreement for URAE-1 stipulates that, if it is proven that we are failing to meet the targets and schedules established in the Concession Agreement for URAE-1 or any concession agreement, and if the specific contractual provisions on this matter are observed, we may not be able to pay dividends and/or interest to our shareholders and ADS holders for as long as the breach continues.

For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Dividends and Dividend Policy.”

Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADRs to enforce liability under U.S. securities laws.

Under our bylaws, any disputes among us, our shareholders, our directors, executive officers, members of the fiscal council, effective and alternates, and members of statutory and non-statutory committees, with respect to the Novo Mercado Listing Regulation, the Brazilian Corporate Law and Brazilian capital markets regulations will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber. Any disputes among shareholders and ADR holders, and any disputes between us and our shareholders and ADR holders, will also be submitted to arbitration. As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts. However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.

For more information, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Redemption and Rights of Withdrawal.”

A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse, and the ADR holder will receive no value for them.

Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our shares. Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements. ADS holders exercise voting rights by providing instructions to the depositary, as opposed to attending shareholders meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the depositary as to vote will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system. The deposit agreement also provides that if the depositary does not receive any instructions from a holder of ADRs, the ADR holder may be deemed to have given a discretionary proxy to a person designated by our company and the underlying shares may be voted by such person. However, we have chosen not to designate any person to exercise these deemed proxy rights with respect to any annual or special general meetings, and ADSs for which no specific voting instructions were received by the Depositary were therefore not voted at that meeting.

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

Law No. 10,833/2003, provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of withholding income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833/2023 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. For purposes of Brazilian taxation, the income tax rules on gains related to disposition of common shares or ADSs can vary depending on the domicile of the non-Brazilian holder, and the form by which the non-Brazilian holder has registered its investment.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We were incorporated as a public, mixed capital company of unlimited duration on September 6, 1973, under the laws of the Federative Republic of Brazil. In 1994, we were registered with the CVM as a publicly held company and are therefore subject to CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events. Our common shares have been listed on the B3 under the ticker “SBSP3” since June 4, 1997. In 2002, we joined the Novo Mercado segment of the B3 and registered our common shares with the Securities and Exchange Commission (“SEC”) and started trading our shares in the form of ADR – level III on the New York Stock Exchange (“NYSE”) under the ticker “SBS.”

Until June 2024, the State of São Paulo owned a majority of our voting common shares. In July 2024, we were privatized, and the State of São Paulo ceased to be our controlling shareholder. As part of our Privatization, Equatorial Energia S.A. became a reference shareholder holding 15% of our voting capital. In accordance with our amended bylaws, we no longer have a controlling shareholder: our bylaws prohibit any shareholder or group of shareholders from exercising votes over 30% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 30% of our issued and outstanding voting capital. We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.

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

As of December 31, 2024, we provided water and sewage services to numerous residential, commercial and industrial consumers, as well as various public entities, in 375 municipalities in the State of São Paulo, including the city of São Paulo, under concession agreements, with 371 covered by URAE 1 until 2060. Since December 2023, we operate water and sewage services in Olímpia, a municipality located in the interior of the State of São Paulo, through our wholly-owned subsidiary Sabesp Olimpia S.A. This new contract with the municipality of Olímpia is the first bidding process won without being part of a consortium under the New Legal Framework for Basic Sanitation.

In addition, we have partnerships with three private companies for water and sewage services: Águas de Castilho, Águas de Andradina and Sesamm - Serviços de Saneamento de Mogi Mirim S.A. (sewage-only).

In the basic sanitation sector, we are minority shareholders in two special purpose companies: Aquapolo Ambiental S.A., supplying industrial reclaimed water to the Capuava Petrochemical Complex since 2012 and Attend Ambiental S.A., providing non-domestic wastewater treatment services in the São Paulo metropolitan area since 2014.

We also engage in the electric power generation sector through minority partnerships, including Paulista Geradora de Energia, which utilizes the hydraulic potential of the Cantareira System. It sells 4.1 MW from the PGE Guaraú plant (since March 2023), 2.9 MW from the PGE Cascata plant (since April 2024). Cantareira SP Energia, currently in the pre-operational phase, is focused on the development, production, and commercialization of photovoltaic energy. For more information, see Note 12 to our 2023 Consolidated Financial Statements – Investments.

Since December 2022, we have held a 20% equity stake in Barueri Energia Renovável SA, a plant designed to process municipal solid waste from Barueri and nearby municipalities. It is expected to commence operations in February 2027. Additionally, we established SPE Infranext Soluções e Pavimentação S/A (currently in the pre-operational phase), which operates in the segment of cold asphalt commercialization and related products.

Our Strategy

New Strategic Guidelines

We are currently in the process of reformulating our new strategy post-Privatization along the following five pillars:

•	Universalization of the new Concession Agreement for URAE-1: Compliance with contractual goals while maximizing the financial return on our investment plan;
•	Optimization of business performance: Optimization of our overall performance, focusing on key themes (e.g., people, procurement, technology/innovation) in addition to ensuring key enablers (e.g., people and culture);
•	Growth in the water and sanitation business: Preparation for growth with a focus on expansion in the State of São Paulo and evaluation of opportunities to bid for new concessions;
•	Adjacent and new core businesses: Focus on adjacencies related to the core business (which may include co-product solutions, self-production, clients) and evaluation of broader opportunities for environmental solutions; and
•	Regulatory optimization: Maximizing value generation by incorporating regulatory considerations into strategic and daily business decisions.

The challenges for the coming years are organized into three strategic axes:

New Challenge (Expansion)	Investment Program • Early universalization • New obligations (rural, informal) • Supply chain	Concession Agreement for URAE-1 • Regulatory “GAPs” • Compliance with new obligations • Annual tariff reviews
New Level (Efficiency)	Operational Efficiency • Productivity • Quality/standardization • Water resilience	Commercial Efficiency • Revenue assurance • Customer experience • Stakeholder relations	Financial Efficiency • Cost/expense control • Capital structure • Growth (adjacencies, selected M&A)
New Foundation (Enablers)

•         Organization: Organizational Structure, People, Compensation Policies, Culture

•         Technology: Infrastructure, Systems, Automation, Digital Transformation

•         Processes: Redesign of Macro-processes, Environmental Responsibility, Risk Management

•         Regulatory: Regulatory Guidance for decision-making (strategic and everyday)

The main challenge of the new strategy is to advance the Universalization Targets from 2033 to 2029, with projected investments of around R$70.0 billion by 2029 and R$260.0 billion by 2060. As part of this process, we strive to become one of the world’s leading sanitation companies.

Universalization is a significant challenge, as it involves not only the expansion of infrastructure, but also the need to ensure our financial sustainability and efficiency in service delivery. Universalization is also regarded as a fundamental step to promote public health, environmental preservation, and economic development in the communities we serve.

To support the execution of our new strategy, our remuneration model will be aligned with the Universalization Targets established by the Concession Agreement for URAE-1, in an attempt to align stakeholders’ interests.

We are guided by commitments to ethics and a profound sense of duty to the population we serve. This transformation process is guided by ten principles of a high-performance culture: (i) long-term view; (ii) doing the right thing, the right way; (iii) ownership; (iv) meritocracy; (v) results-orientation; (vi) alignment of goals and incentives; (vii) reliable partner to our clients; (viii) innovation with calculated risks; (ix) rigorous cost control and discipline in capital allocation; and (x) ethics, transparency and simplification.

Corporate Organization

Following our Privatization and the changes to our bylaws, we updated our governance structure. Key changes included reorganizing departmental responsibilities of each executive officer and creating new structures to optimize our growth and adapt to recent regulatory changes in the sanitation sector.

Our executive management currently comprises eleven officers with responsibilities allocated by the Board of Directors and our by-laws. This includes overseeing compliance and risk management, led by a statutory officer appointed by the Board, as well as administrative oversight of internal audit.

Statutory Executive Officers:

•        Chief Executive Officer;

•        Chief Financial and Investor Relations Officer; and

•        Chief Engineering Officer.

Non-statutory Executive Officers:

•	Chief People and Performance Officer;
•	Chief Operation and Maintenance Officer;
•	Chief Customer and Technology Officer;
•	Chief Corporate Development Officer;
•	Chief Corporate Services Officer;
•	Chief Regulation and Power Procurement Officer;
•	Chief Corporate Affairs and Sustainability Officer; and
•	Chief Legal Officer.

Capital Expenditure Program

Our capital expenditure program aims to enhance and expand our water and sewage system, striving for universal sanitation services in the municipalities we operate. It focuses on ensuring water security, meeting the increased demand for treated water in the State of São Paulo, improving operating efficiency and reducing environmental impacts. To achieve this, our investment plan is structured around four pillars:

i.	Expansion Capital Expenditures: focused on meeting the goals of universalization of water supply, sewage and sewage treatment.
ii.	Renewal Capital Expenditures: intended for the maintenance of our existing assets.
iii.	Operational Efficiency Capital Expenditures: aimed at increasing efficiency, automation and reducing water losses.
iv.	Indirect Capital Expenditures: directed to administrative investments and to support our infrastructure.

As of the date of this annual report, we anticipate investments of approximately R$70.0 billion from 2025 to 2029, financed by own resources, loans, and long-term financing. We invested R$6.9 billion, R$6.3 billion, and R$5.4 billion in the years ended December 31, 2024, 2023, and 2022, respectively.

The following table presents the number of incremental connections in water coverage, sewage coverage, and sewage treatment that correspond to the goals to be achieved in the coming years of 2025 and 2026.

Incremental Connections	2024-2025 (in thousands of units)	2025-2026 (in thousands of units)
Water coverage	436	861
Sewage coverage	588	1,122
Sewage treatment	1,028	2,121

Our capital expenditure program from 2025 through 2029 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 375 municipalities we served as of December 31, 2024.

Main Focus of Our Capital Expenditure Program

The following is a description of the main focuses of our capital expenditure program.

Investments in water

Expansion of Water Systems: Investments aimed at expanding the supply infrastructure in urbanized areas of the municipalities, in rural communities and in vulnerable communities and informal areas, ensuring the availability of safe and sustainable drinking water to keep up with growths in population, urban development and the growing existing demand, including the implementation of networks, formalization of connections and alternative solutions adapted to the local reality and also new distribution networks, reservoirs, pipelines and reinforcements in existing systems or, for rural areas, well drilling, implementation of simplified systems and decentralized supply technologies.

Water Resilience: Continuity of our actions to ensure water security in face of extreme weather events, prolonged droughts, and increased demand. These investments include diversification of water sources, interconnection of systems, expansion of reservoirs and modernization of operational processes.

Vegetative Growth: Gradual expansion of our supply infrastructure to meet the increase in population and the verticalization of municipalities we cover. These investments provide for reinforcements in production and distribution of water, ensuring continuity and quality of supply.

Investments in sewage

Expansion of Sewage Systems (Coverage and Treatment): Investments focused on at expanding the sanitary sewage infrastructure in vulnerable communities and informal areas to ensure viable technical solutions that are appropriate to the local reality, as well as in the expansion of collection networks, connection of new economies and expansion of the installed capacity of sewage treatment plants in urban areas of the municipalities, aiming to serve new residences and promote the reduction of the environmental pollution load of the receiving bodies. For rural areas, these investments are aimed at bringing sewage collection and treatment to rural communities, using appropriate technologies such as septic tanks and compact treatment stations.

Vegetative Growth: Expansion of sewage networks and treatment capacity to keep up with the demographic growth of cities. These investments provide for new collection networks, interceptors and modernization of treatment plants to ensure the universalization of sanitation.

Loss Reduction

Implementation of measures to reduce infrastructure damages or losses (including leaks, pipe ruptures, etc.) and losses arising from consumer fraud (under-metering and other methods of tampering with our measurement devices) in the water distribution system. Our actions include the sectorization of distribution networks, therefore segmenting extensive networks into smaller sections, enhancing the management and operational oversight of the distribution system, replacement of old pipes, replacement of water meters, modernization of measurement methods and combating irregular sewage or water networks.

Automation

Digitization and modernization of our operating systems in order to increase our efficiency and reduce costs. Our actions include using telemetry, smart sensors, remote control of pumping stations and implementation of operational control centers to optimize the management of sanitary supply and sewage.

B. Business Overview

Our Operations

As of December 31, 2024, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 375 of the 645 municipalities in the State of São Paulo, including the city of São Paulo, under concession agreements, with 371 covered by URAE 1 until 2060. These 371 municipalities accounted for 99.3% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

Four municipalities (Miguelópolis, Quintana Nova Guataporanga and Olímpia) continue under their existing individual contracts, which we entered into before our Privatization. These concession agreements will expire between 2027 and 2053 and accounted for 0.1% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) as of December 31, 2024.

We also supplied water and sewage treatment services on a wholesale basis to two municipalities in the São Paulo metropolitan region (Mogi das Cruzes and São Caetano do Sul). For more information on these agreements, see Note 10 to our 2024 Consolidated Financial Statements.

As of December 31, 2024, we generated net operating revenue of R$36,145.5 million and profit of R$13,642.8 million. Our total assets amounted to R$80,965.4 million and our total shareholders’ equity amounted to R$36,928.1 million. Our revenues from wholesale water services were R$115.5 million and from wholesale sewage services were R$45.2 million. We provided water services to approximately 28.1 million people, and sewage services to approximately 25.1 million people in the State of São Paulo.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

Our corporate purpose is to render basic sanitation services, aimed at the universalization of basic sanitation in the State of São Paulo. Our primary activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, and solid waste management services. Our related activities include the planning, operation, maintenance of systems for the production, storage, conservation commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities. Additionally, our shareholders, at the General Shareholders’ Meeting held on April 29, 2025, approved the amendment of our bylaws to include in our corporate purpose the generation of electricity for self-consumption, with the option to sell any surplus, aiming to enhance the efficiency of basic sanitation services and optimize the use of our assets. For more information, see “—Government Regulations Applicable to Our Contracts—ARSESP.” For a description of our operating segments please see Note 28 to our 2024 Consolidated Financial Statements.

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises. For the year ended December 31, 2024, we produced approximately 3,086.3 million cubic meters of water.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2024	2023	2022
	(in millions of cubic meters)
Produced:
Total	3,086.3	2,985.2	2,857.9
Invoiced:
Residential	1,970.7	1,918.0	1,869.5
Commercial	191.3	189.2	182.1
Industrial	36.3	35.4	34.5
Public	51.1	47.1	43.7
Total Retail	2,249.7	2,189.7	2,129.8
Wholesale (1)	49.5	46.5	47.8
Total	2,299.3	2,236.2	2,177.6

(1)	Wholesale includes volumes of reuse water and non-domestic sewage;

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

Water Resources

Our water withdrawals are limited to authorized volumes by SP Águas, with federal approval from the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico – ANA) required for basins crossing state lines. We primarily source our water supply from rivers and reservoirs, with a small portion from groundwater. Our reservoirs are filled by impounding and/or diverting river flows. For more information on water usage regulation, see “—Environmental Matters—Water Usage.”

As of December 31, 2024 we operated eleven water systems in the São Paulo metropolitan region. The total capacity of the water sources available for treatment in this area is 1.945 million m³. The average monthly production was 67.2 m³/s, with the Cantareira, Guarapiranga and Alto Tietê systems providing approximately 80% of the water distributed. The Cantareira system alone supplied 42.7% of region’s water. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Climate Transition Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources. We are represented by our employees in all River Basin Committees in the State of São Paulo.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

Production Rate(1)
	2024	2023	2022
(in cubic meters per second)
Water production system:
Cantareira	28.7	26.5	21.1
Guarapiranga	12.4	13.1	13.6
Alto Tietê	12.9	12.4	13.0
Rio Claro	4.7	3.5	3.6
Rio Grande (Billings reservoir)	3.0	4.6	4.5
Alto Cotia	1.0	1.0	0.9
Ribeirão da Estiva	0.1	0.1	0.1
São Lourenço	4.0	3.3	4.5
Cabuçu and Tanque Grande (Guarulhos)	0.3	0.3	0.3
Embú-Guaçu	0.1	-	-
Total	67.2	64.8	61.6
(1)	Average of the years ended December 31, 2024, 2023 and 2022.

Water Treatment

We operate 250 water treatment facilities, where all water is treated before being distributed by our water supply network. The type of treatment used depends on the nature of the source and quality of the untreated water. For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources. All of the water we treat receives fluoridation.

Water Distribution

We distribute water through our networks of water pipes and water transmission lines. Storage tanks and pumping stations regulate the volume of water flowing through the networks in order to maintain adequate pressure and continuous water supply.

The following table sets forth the number of connections in our network as of the dates indicated:

As of December 31,
	2024	2023	2022
Number of connections (in thousands)	10,428	10,286	10,113

Water Loss

Water loss is calculated as the difference between the volume of water produced and the volume of water measured by the water meters installed in our clients’ properties. Water losses are divided into: apparent (non-physical) losses, which result mainly from inaccurate water meters, fraud and registration errors, and real (physical) water losses, resulting from leaks in the distribution network and overflows in tanks.

We exclude from the calculations of water loss: (i) water discharged for periodic maintenance of water distribution lines and cleaning of water storage tanks; (ii) water supplied for municipal uses, such as fighting fires; and (iii) estimated water loss related to the supply of water to urban areas occupied by low-income populations in irregular areas (favelas).

As of December 31, 2024, we experienced 262 liters per connection per day of water loss. Real (physical) water loss decreased from 22.2% as of December 31, 2008 to 19.4% as of December 31, 2024.

In respect of the Concession Agreement for URAE-1, we must meet the targets established for the municipalities for 2025, as set out in Annex II of the Concession Agreement for URAE-1.

Water Quality

We believe that we supply high quality treated water that is consistent with the standards set by Brazilian law, which establishes water quality standards (Annex XX of Consolidation Ordinance No. 5 – amended by Ordinance No. 888 of May 2021), requiring us to comply with significant regulatory obligations.

In general, the State of São Paulo has excellent water quality. However, there are anthropogenic and natural factors that can cause changes in water quality. Currently, we treat this water to make it potable and we are also investing in improvements in our water transmission lines and our treatment systems to ensure the quality and availability of water for the coming years.

Water quality is monitored at all stages of the distribution and is carried out by our quality control laboratories distributed in various regions of the State of São Paulo, equipped with modern analytical equipment and qualified professionals. Our laboratories are ABNT NBR ISO IEC 17025 accredited, awarded by INMETRO. Quality control of the chemicals used in water treatment is also performed to verify compliance with the specifications established in national and international recommendations, aiming to ensure the absence of toxic substances harmful to human health.

As of the date of this annual report, we believe that there are no material instances where our standards are not being met.

Fluoridation

As required by Brazilian law, we add fluoride to the water at our treatment facilities prior to its distribution into the water supply network. Fluoridation primarily consists of adding fluorosilicic acid to water at between 0.6 mg/L and 0.8 mg/L to assist in the prevention of tooth decay among the population.

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage. We installed 197.3 thousand, 191.4 thousand and 226.5 thousand new sewage connections in the years ended December 31, 2024, 2023 and 2022, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage. The following table sets forth the total number of sewage connections in our network for the periods indicated:

As of December 31,
	2024	2023	2022
Sewage connections (in thousands)	8,932	8,776	8,610

Our sewage system is generally designed to operate by gravitational flow, with pumping stations used where necessary, employing cast iron sewage lines.

The public sewage system is designed to handle both household and portion non-domestic effluents (such as industrial sewage) which require compliance with specific legal standards to protect the sewage collection and treatment systems, the health and safety of operators and the environment Non-effluents must meet standards set by State Decree No. 8,468/1976, and may require pretreatment. We conduct acceptance studies to ensure compliance and capacity before permitting discharge, formalizing conditions in agreements with effluent producer. Non-compliance can result in penalties, with CETESB notified for severe breaches.

Effluents from our treatment facilities must comply with limitation guidelines for discharge into receiving water bodies, ensuring water quality is not compromised, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and the National Environmental Council (Conselho Nacional de Meio Ambiente – “CONAMA”) Resolution No. 357/2005, as amended by CONAMA Resolution No. 430/2011.

Sewage Treatment and Disposal

As of December 31, 2024, we operate 622 sewage treatment facilities, including eight ocean outfalls, with an installed capacity of approximately 56.7 cubic meters of sewage per second.

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

In this regard, we are a party to legal proceedings related to environmental matters. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation—Sewage Requirements.”

Sludge Disposal

The generation of sludge is inherent in the sanitation cycle. We use various methods, such as filter presses, belt filter presses, drying beds and centrifugation machines, to dewater sludge, reducing its volume and final disposal costs.

We are exploring innovative technological sludge disposal methods. Since 2018, we have produced an agricultural organic fertilizer, Sabesfértil, which is created by bio-drying sewage sludge, and which was approved for sale by the Ministry of Agriculture.

Other projects include a plasma system which uses specialized technology to transform sludge into an inert solid vitreous product to be re-used in construction work, and a sludge dryer that uses sunlight and automated processes.

In 2024, we installed a pilot thermal sludge treatment plant using pyrolysis which was completed in December 2024. In February 2025, the pilot unit started its six-month period of operational tests to evaluate byproducts like biocarbon, pyrolytic oil and syngas.

Sludge disposal must comply with State and Federal law requirements. In the State of São Paulo, CETESB has reissued the technical standard P4,230, second edition, of May 2021, which addresses the “application of sludge from biological treatment systems of sanitary liquid effluents in soil – guidelines and criteria for the project and operation.” This allows sludge use for soil recovery, creating new opportunities in the interior of the State of São Paulo.

Principal Markets in Which We Operate

We provide water and sewage services directly to a large number of residential, commercial and industrial consumers, as well as to a variety of public entities.

Our Concession Agreements

The Concession Agreement for URAE-1

The Concession Agreement for URAE-1 provides for significant changes to our economic-regulatory model. Under the Concession Agreement for URAE-1 we provide services for water and sewage to 371 municipalities in the state of São Paulo. The Concession Agreement for URAE-1 also provides for specific targets such as the Universalization Target. Under the Concession Agreement for URAE-1, the tariff adjustment index (Índice de Reajuste Tarifário – IRT) also provides for significant changes to our Tariff Structure, as defined below. We cannot guarantee that these changes will not have a significant financial impact on us. The main provisions of the Concession Agreement for URAE-1 are as follows:

•	Adoption of a retroactive methodology for tariff recognition of investments (the tariff calculation will only incorporate the investments already made by us).

•	Changes of the tariff review equation for the first two cycles of the Concession Agreement for URAE-1, with the inclusion of the Factor U and updates to the regulatory asset base (“RAB”) and market achieved in the reference year. In the first two cycles, the RAB will be updated annually. Additionally, similar to the previous model, inflation, Factor Q and Factor X are considered.

•	The Factor U will be applied annually as a reducing factor of up to 10% as part of the tariff readjustments.

•	The WACC will be applied before taxes.

•	New concepts: the “application tariff” (for service users) and “equilibrium tariff” (to be received by us). The difference will be compensated mainly by FAUSP (created by State Law No. 17,853/2023), which provides resources for basic sanitation actions, including those aimed at tariff moderation in the sector, in order to achieve and the universalization targets for 2029, as set out by State Law No. 17,853/2023.

•	On a monthly basis, we must calculate the difference between the (i) regulatory revenue effectively received from the market, by applying the application tariff, and the (ii) regulatory revenue, by applying the equilibrium tariff.

•	The valuation of new investments will be made using the depreciated replacement cost (DRC) method.

•	The remuneration of regulatory working capital will deduct the earnings from financial investments.

•	The failure to implement regulatory accounting by 2026 will result in a penalty of 100% of accessory revenues being allocated to tariff moderation and a greater sharing of efficiency with tariff moderation already in the second tariff cycle of the Concession Agreement for URAE-1.

•	The new model stipulates that we will be entitled to integrate a portion of the efficiency gains they achieve over multiple cycles.

•	Several parts of the methodology need to be regulated by ARSESP.

As of the date of this annual report, we are a party to (i) the Concession Agreement for URAE-1; and (ii) four individual contracts entered into with the municipalities of Miguelópolis, Nova Guataporanga, Quintana, which chose not to join the Concession Agreement for URAE-1, and Olímpia.

Competition

The competition for concessions arises mainly from the municipalities, metropolitan regions, microregions and regional units not currently part of the Concession Agreement for URAE-1, as they may commence bidding procedures which we may not win or resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this latter case, the relevant governments would be required to indemnify us for the unamortized portion of our investment. For more information, see “Item 3.D. Risk Factors—Risks relating to the Regulatory Environment—Municipalities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.”

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

Additionally, we may participate in competition for other concessions for the provision of water and sewage services in municipalities, metropolitan regions, microregions and regional units outside of the State of São Paulo.

Use of Alternative Water Sources

In recent years, we have experienced an increasing level of use of alternative sources, including to residential condominiums and non-residential, industrial customers. One reason for the use of alternative water sources is because some users require water with different technical specifications than the water made available to the public.

This trend has increased in recent years, especially since the 2014-2015 water crisis, when non-residential customers and residential condominiums sought independent solutions to supply water and dispose of non-residential, commercial and industrial sludge in the São Paulo metropolitan region. Private companies offer stand-alone water treatment solutions inside the facilities of their customers.

In addition, the treatment of non-residential, commercial and industrial sewage treatment in the São Paulo metropolitan region has increased in recent years as private companies have started to offer customized solutions for customers’ facilities.

Competition for new municipalities

As described in our bylaws, we may operate through subsidiaries in any part of Brazil or abroad to provide sanitation services. We believe this makes us a potential competitor for other sanitation companies, both Brazilian and foreign.

The New Legal Framework for Basic Sanitation imposes mandatory bidding processes for municipalities to hire companies providing basic sanitation services. This opened up a new business environment in which state-owned and private companies could compete. Participating in a bidding process is now the only method of maintaining and/or expanding our market share, whether in the State of São Paulo or in other states.

Billing Procedures

The procedure for billing and payment of our water and sewage services is largely the same for all customer categories. Under the current Tariff Structure, water and sewage bills are based on water usage determined by monthly water meter readings. Sewage billing is included as part of the water bill and is based on the water meter reading.

The readings of the water meters for billing purposes are carried out by our own team and/or by third parties through mobile application, with simultaneous printing and delivery of the bill to the customer or, when the customer so chooses, the bill can be forwarded by e-mail or mail to an address of the customer’s choice.

Water and sewage bills can be paid at certain banks and other locations in the State of São Paulo. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine and interest on late bill payments. Delinquent customers are subject to administrative payment collection proceedings, water supply cuts and judicial payment collection proceedings.

In 2024, we had a reduction in default rates due to more rigorous payment collection proceedings, such as blacklisting defaulting customers, increased execution of supply cuts, negotiation of debts with major debtors and the holding of auctions to negotiate the debt of customers (Feirões de Negociação) (“Large credit campaigns”).

In addition, since 2019, we used an Internet of Things (“IoT”) application to monitor the daily consumption of 100,000 customers representing approximately 2% of the connections and 45% of the revenue derived from the São Paulo metropolitan region. In 2021, we used the IoT application for 3,500 customers of the interior of the State of São Paulo and in the coastal regions of São Paulo. In 2022 and 2023, we expanded our operations, installing more than 100,000 new devices in the central area of the city of São Paulo. In 2024, we further expanded our operations, installing more than 40,000 new devices in the central area of the city of São Paulo. This technology has helped us improve our customer care management. We believe this model has become a benchmark in the utilities sector, as the entire management is carried out by monitoring the quantity and quality indicators of the data delivered, an innovative approach in relation to telemetry in the sanitation sector.

Customer relationship

Every year, we seek to improve our relationship with our customers, aimed at ensuring a more satisfactory and efficient experience. As a result, we have adopted what we consider to be a competitive and transparent approach, expanding the use of digital channels and tools that we believe will ensure quality services and increase public satisfaction with our services.

Our digital channels have been consolidated and enhanced to offer greater navigability and an expanded range of services. We seek to ensure accessibility in our service channels, whenever possible, to serve customers with disabilities.

Our customer satisfaction rating for the year ended December 31, 2024 reached 83% of customers, indicating they were satisfied with our services, a slight variation from the 84% rate recorded for the year ended December 31, 2023, as pointed out by the annual satisfaction survey conducted by the GMR Market Intelligence Institute.

In addition, we continue to invest in our ombudsperson’s office as an exclusive channel to respond to complaints, suggestions, criticism and requests for information that have not been resolved on our primary channels.

Following our Privatization, we now have greater operational flexibility and autonomy in hiring suppliers and contractors, which allows us to envision a future with greater agility, cost reduction, and strengthening of our digital transformation we believe. These advances will directly contribute to the improvement of the quality of our customer service.

Tariffs

Tariffs are our main form of remuneration for the services we provide under the Concession Agreement for URAE-1.

Under the Concession Agreement for URAE-1, the tariffs aim to remunerate the investment effectively made and incorporated into the concession’s asset base. There are two tariffs: the application tariff, which is what the user actually pays, and the equilibrium tariff, which is owed to us. Any difference in the application tariff and equilibrium tariff is covered by FAUSP.

Tariff adjustments for our services follow the guidelines established by regulatory standards including the Concession Agreement for URAE-1 and its schedules, especially Schedule V. These guidelines establish procedural steps and the terms for the annual adjustments, which are to be conducted by ARSESP. For more information, see Exhibit 4.11 of this Annual Report.

The approved regulatory model adopted by ARSESP for the Concession Agreement for URAE-1 defines a maximum average tariff (“P0”), based on the guarantee of the economic and financial balance of the provider, such as us, in its business segment and on efficient costs projected for the tariff cycle, to encourage the provider to permanently seek to reduce its costs. Accordingly, an average tariff is established, expressed in reais per cubic meter, which reflects the economic cost of providing water and sewage services in a certain tariff cycle. The methodology is based on a discounted cash flow model, which aims to calculate the P0, ensuring that the Net Present Value (NPV) of the tariff cycle is equal to zero and considering a rate of return equal to the WACC.

Further to the reviews, the tariffs under the Concession Agreement for URAE-1 are adjusted annually. In accordance with ARSESP regulations, we use the IPCA price index (accumulated over the past 12 months), minus a productivity factor calculated as part of the Factor X and, since 2020, the adjustment of IGQ that can be zero, positive or negative, according to the deviation between the targets we set and the actual values.

For more information, see “Item 3.D. Risk Factors— We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results” and “Item 10.F Additional Information – C. Material Contracts - Concession Agreement for URAE-1”.

Tariff Structure

Our current tariff structure, governed by State Decree No. 41,446/1996 and by the Concession Agreement for URAE-1, is divided into residential and non-residential categories (“Tariff Structure”). The residential category is subdivided into standard residential, residential-social and vulnerable residential tariffs. Social tariffs benefit low-income families, the unemployed, and collective living residences, while vulnerable tariffs support urban areas lacking urban infrastructure. The non-residential category consists of: (i) commercial, industrial and public customers; (ii) non-profit entities that pay 50.0% of the prevailing non-residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água – “PURA”) and pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, which start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level. The tariffs are equal to those offered to the non-profit entities mentioned in item (ii) above and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

There are tariff tables with the values due for each consumption pricing ranges for these categories: up to 10 m³, from 11 to 20 m³, from 21 to 50 m³ and above 50 m³. The “Residential Social” and “Residential Vulnerable” categories have five consumption pricing ranges: up to 10 m³, from 11 to 20 m³, from 21 to 30 m³, 31 to 50 m³ and above 50 m³. The amount charged is always progressive.

Large consumers and municipalities served by wholesale have separate tariff tables.

Water and sewage services tariffs

Under the current Tariff Structure, we establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior regions of the State of São Paulo and the coastal regions, depending on whether a customer is located in the São Paulo metropolitan region or the interior of the State of São Paulo and in the coastal regions of São Paulo. Each tariff schedule incorporates regional cross-subsidies, taking into account the customer type and volume of consumption. Where tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water services, we use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are set at levels that subsidize residential customers. In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of the State of São Paulo and the coastal regions. In the years ended December 31, 2024, 2023 and 2022, the average tariff calculated for the interior of the State of São Paulo and in the coastal regions of São Paulo was approximately 22% below the average tariff of the São Paulo metropolitan region.

The following table sets forth the water tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As from July 23,	As from May 10,	As from May 10,	As from May 10,
	2024	2024	2023	2022
Residential				(in reais)
Standard Residential:
0-10(1)	3.80	3.83	3.59	3.27
11-20	6.01	6.01	5.62	5.13
21-50	14.98	14.98	14.00	12.78
Above 50	16.50	16.50	15.43	14.08
Social:
0-10(1)	1.08	1.20	1.12	1.02
11-20	2.05	2.05	1.92	1.75
21-30	7.32	7.32	6.84	6.24
31-50	10.42	10.42	9.74	8.89
Above 50	11.51	11.51	10.77	9.83
Urban areas occupied by low-income populations in irregular areas (favelas): vulnerable social starting in 2021:
0-10(1)	0.82	0.91	0.85	0.78
11-20	1.03	1.03	0.96	0.88
21-30	3.45	3.45	3.23	2.95
31-50	10.42	10.42	9.74	8.89
Above 50	11.51	11.51	10.77	9.83
Non-Residential
Commercial/Industrial/Governmental:
0-10(1)	7.66	7.70	7.20	6.57
11-20	14.98	14.98	14.00	12.78
21-50	28.71	28.71	26.84	24.50
Above 50	29.90	29.90	27.96	25.52
Social Welfare Entities:
0-10(1)	3.83	3.85	3.60	3.28
11-20	7.48	7.48	6.99	6.38
21-50	14.41	14.41	13.47	12.29
Above 50	14.97	14.97	13.99	12.77
Public Entities with contract:
0-10(1)	5.74	5.77	5.39	4.92
11-20	11.22	11.22	10.48	9.57
21-50	21.59	21.59	20.18	18.42
Above 50	22.44	22.44	20.98	19.15

(1) The minimum volume charged is ten cubic meters per month.

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

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulations.

The Basic Sanitation Law and the New Legal Framework for Basic Sanitation

The sanitation sector was predominantly self-regulated until 2007, with tariffs negotiated directly between state and municipal governments and companies. The Basic Sanitation Law, effective from January 5, 2007, established nationwide guidelines for basic sanitation and encouraged state-municipal cooperation.

The New Legal Framework for Basic Sanitation, enacted on July 16, 2020, aims for universal water and sewage services by 2033, delegating regulatory authority to ANA and prohibiting new program contracts. Existing contracts remain in effect until the end of their contractual term, subject to the Universalization Targets for services being met by December 31, 2033.

Federal Decree No. 11,598/2023, enacted on June 12, 2023, outlines the methodology for demonstrating the economic and financial capacity of public service providers for drinking water supply or sanitary sewage. One of the main changes was the exclusion of the prior provision that the contracts for the public provision of such services made by the public companies which do not prove their economic and financial capacity must be declared invalid. On March 28, 2022, ARSESP confirmed our economic and financial capacity under the terms of the New Legal Framework for Basic Sanitation and the Federal Decree No. 10,710/2021. Following the procedure established by the applicable legislation, ARSESP’s decision was later confirmed by the ANA.

Functions of ANA

The New Legal Framework for Basic Sanitation assigns to ANA the responsibility for the publication of technical norms for the regulation of public basic sanitation services. ANA is also the authority responsible for introducing reference standards for the methodology for calculating indemnities due to investments made and not yet amortized or depreciated.

The ANA’s reference standards could be considered by subnational sanitation regulatory agencies (municipal, intercity, district and state) in their regulatory action.

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

The New Legal Framework for Basic Sanitation provides for ANA’s guidelines will apply to the basic sanitation sector nationwide, ensuring regulatory uniformity and legal certainty for the provision and regulation of services. ARSESP will be subject to these guidelines and will be required to incorporate any reference guidelines issued by ANA within a reasonable timeframe, which may not be less than 12 months from the publication of the respective reference standards.

ANA Standards

As a result of the New Legal Framework for Basic Sanitation, ANA is responsible for setting national reference standards for the regulation of the sanitation sector.

•	Resolution No. 106 (2021): Standardizes amendments to Program and Concession Agreements to include Universalization Targets.
•	Resolution No. 161 (2023): Sets the methodology for indemnifying unamortized or depreciated investments.
•	Resolution No. 134 (2022): Regulates governance practices for subnational regulatory entities (entidades reguladoras infranacionais or “ERIs”).
•	Resolution No. 177 (2024): Establishes governance practices for ERIs.
•	Resolution No. 178 (2024): Introduces a risk matrix for public water supply and sanitation contracts.
•	Resolution No. 238 (2025): Regulates tariff models for water supply and sewage services.
•	Resolution No. 187 (2024): Sets conditions for urban cleaning and waste management services.
•	Resolution No. 192 (2024): Establishes goals for universalizing water supply and sewage services.
•	Resolution No. 211 (2024): Sets operational indicators for water supply and sewage services.
•	Resolution No. 228 (2024): Defines tariff adjustment procedures.
•	Resolution No. 230 (2024): Standardizes water supply and sewage services across ERIs.

For 2025-2026, ANA plans to review tariff structures, set guidelines for treated sewage reuse, and standardize operational indicators for waste and rainwater management.

Agreements with Municipalities and Metropolitan Regions

In metropolitan regions, conurbations and microregions, the authority for public water and sewage systems is shared between states and municipalities. For other municipalities, the primary responsibility rests with the municipality itself.

ARSESP

ARSESP regulates, controls and supervises piped gas and basic sanitation services in São Paulo. It oversees state-owned service and those delegated to the state, including tariff regulation, while respecting municipal competencies. ARSESP charges a fee of 0.50% of the revenue directly obtained with the service provision it regulates, less taxes levied on it.

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

Following our Privatization, ARSESP Resolution No. 1635/2025 established the regulatory agenda for 2025 and 2026, which includes:

•	Updating the methodology for certification and validation of regulatory assets;
•	Updating the methodology for annual certification of investments in the Sanitation sector;
•	Updating the definitions for charging clients with public network availability of water and sewage services who are not connected to the system;
•	Updating the quality indicator of pavement replacements according to municipal laws;
•	Proposing alternative solutions adapted to the local reality, individual or collective, including informal and rural areas; and
•	Updating and standardizing the methodology of the sharing of efficiency gains (Factor X) for regulated gas pipeline and basic sanitation companies.

Marketing Channels

As of December 31, 2024, we were the concessionaire responsible for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 375 municipalities in the State of São Paulo. For more information on our marketing channels aimed at individual customers, see “Item 4.B Business Overview—Customer relationship.”

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

Power Consumption

Power is essential to our operations and, as a result, we are one of the largest users of energy in the State of São Paulo. In the year ended December 31, 2024, we used 2.841 GWh. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects. Energy prices have a significant impact on our results of operations. For the year ended December 31, 2024, we purchased approximately 68.0% of our total energy consumption in the independent energy contracting market (Ambiente de Contratação Livre or Mercado Livre de Energia – “ACL”) where we can more efficiently negotiate the supply of energy because we can take advantage of market opportunities; and the remainder of our energy consumption comes from the regulated energy contracting market (Ambiente de Contratação Regulado or Mercado Cativo – “RCL”) where energy is valued through tariffs set by the regulatory agency, which in this case is the National Electric Energy Agency (Agência Nacional de Energia Elétrica – “ANEEL”).

Additionally, we are developing projects that aim to generate clean, renewable and sustainable energy. In 2019, we began to structure a distributed power generation program (Programa de Geração Distribuída – Energia Fotovoltaica) focused on solar energy. The program estimates that until the end of 2025 we will have a power generation capacity of around 60 MW, with a daily average output of 12 MW, corresponding to about 4.5% of our total energy consumption (base year 2018). By 2024, we had installed 27 photovoltaic power generation plants, with a power generation capacity of 35.6 MW. The credits obtained as part of this distributed generation were used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 74% of energy consumption carried out in low voltage will be supplied by renewable energy. The investment of approximately R$320.0 million foreseen in this program has an estimated payback of 7 to 8 years.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third-party liabilities. We also maintain insurance coverage for directors’ and officers’ liability (“D&O Insurance”). We currently obtain our insurance policies via Request for Proposal’s (“RFPs”) involving major global insurance companies that operate in Brazil. For the year ended December 31, 2024, we paid R$77.0 million in premiums (of which R$6.0 million are related to our D&O Insurance policy). Our insurance policies covered R$83.0 billion in assets and third-party liabilities, including R$200.0 million for D&O, Engineering Risk Insurance, Operational Risk Insurance, Environmental Risk Insurance and General Liability Insurance. We do not have insurance coverage for business interruption risk because we believe that the low risk of significant interruption to our activities does not justify the high premiums for such insurance. We believe that we maintain customary insurance levels for our type of business in Brazil. For further information, see “Item 3.D. Risk Factors—Risks Relating to the Regulatory Environment—Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.”

Intellectual Property

Trademarks and copyrights

We have secured registration of our nominative trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial – “INPI”). In addition, we have registered at least 50 other trademarks with the INPI.

We have also registered trademarks for twelve characters and have secured copyright registration for the character “Sani” with the School of Fine Arts of the Federal University of Rio de Janeiro (Escola de Belas Artes da Universidade Federal do Rio de Janeiro – UFRJ).

Furthermore, we have filed trademark applications with the INPI for the three nominative and composite trademarks.

Patents

We have six patents granted by the INPI: (i) a device for the removal of supernatants during the sewage treatment process, (ii) a rotary device used to clean water reservoirs transported by trucks with high-pressure hydro-jetting systems, (iii) a bubble removal system, autonomous micro-laboratory, and use of an autonomous micro-laboratory to monitor water quality, together with USP, (iv) a chemical composition sensor, its fabrication process and its use to measure pH in microfluid systems, together with USP, (v) water leakage detection equipment: method and simulation bench for leakage in lines, together with FAPESP and UNESP, and (vi) a device for the installation of water meters.

We have filed eleven patent applications for additional devices or inventions, some of which have been jointly filed with certain Brazilian universities as a result of our cooperation agreements with these institutions. We are currently awaiting the INPI’s decisions.

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

We have also developed 26 computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management for the management and control of the water treatment process and Electric energy management system.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names listed below, which have been registered with the relevant entity in Brazil, Registro.br:

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

Environmental management is inherent in the provision of our services and part of our core business strategy. Our performance is guided by standards and monitored through an integrated approach to ensure the sustainability of our operations. With the recent organizational restructuring, the environmental licensing process for works and projects, which was previously decentralized among our various business areas, has been centralized in a single department, enabling a global overview that covers all phases of the process, from conception to decommissioning of facilities. Additionally, our management of compliance with the conditions of the environmental licenses has also been incorporated into this area.

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

We have the following ongoing environmental programs allocated to the Environmental, Regulatory and Sustainability corporate areas.

Management of environmental and climate issues such as:

•	GHG Emissions, with annual inventories; the promotion of awareness-raising activities on climate issues; encouraging and supporting the reduction of GHG emissions in our operations; conducting studies to identify the potential for carbon sequestration and storage in our forest reserves; performing risk and resilience assessments in relation to climate change; and adhering to the relevant national and international initiatives and guidelines. In 2023 and 2024, we were awarded the GHG Inventory Gold Seal by the Brazilian GHG Protocol Program. For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions;”
•	Corporate program for obtaining and maintaining licenses for water treatment plants, sewage treatment plants and sewage pumping stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), in order to meet the requirements of the licensing authority, in addition to structuring operations for the renewal and maintenance of these licenses. For that purpose, we have had a program since 2017, approved by CETESB, related to the operational licenses of the sewage pumping stations. In 2022, a similar program was approved for water treatment plants and wastewater treatment plants;
•	Corporate program for obtaining and maintaining grants for the use of water resources (Programa Corporativo de Obtenção e Manutenção das Outorgas de Uso de Recursos Hídricos), including water collection, releases and dams. The grant provides the necessary resources to subsidize the processing of use of and payment for water resources. We are the biggest payer for water use in the State of São Paulo;
•	Environmental education program (Programa de Educação Ambiental – “PEA”), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects. The activities developed by the PEA are organized with the following objectives: raise awareness of the intrinsic value of water; protect the environment; preserve streams; improve the quality of the environment; raise awareness of sanitation activities; and raise awareness of the conscious use of water;
•	Management of our institutional representation in the state and national systems of water resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;
•	SABESP 3Rs program (Programa SABESP 3Rs) for the reduction, reuse and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;

•	The progressive implementation and maintenance of the Environmental Management System (“EMS”) in our water and sewage treatment plants aiming to improve the efficiency of the systems, manage the risks and implement preventive actions to avoid impacts on the environment, considering the relevance of these plants for our core activity. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other plants adopt the environmental management model developed internally (named SGA-SABESP), without aiming certification. The EMS is currently in place in 741 treatment plants, 35 of which are ISO 14001 certified, representing 86.8% of our treatment plants. We expect to implement the EMS in all plants by 2025;
•	Corporate program for sustainable wastewater treatment plants, which aims to disseminate our culture of sustainability and the application of technologies and practices to transform the by-products generated in sewage treatment plants, specifically, biogas, sludge and effluent, in sustainable resources for beneficial use, with added value for the market, considering their energy use and contribution for the reduction of GHG emissions. In 2024, three additional sewage treatment plants were recognized by our corporate program for sustainable wastewater treatment plants as “sustainable”.
•

Corporate program of environmental recovery commitment terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental) arising from the environmental licensing of new ventures, which includes obligations of forest restoration with environmental compensation purposes, when necessary. From 2017 to 2024, we accounted for 840 thousand buds for plantation. Of these, 707 thousand have already been planted.

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

In 2024, we concluded our annual GHG inventory, revealing that sewage collection and treatment activities are our main source of GHG emissions, accounting for 76.8% of our total annual GHG emissions in the year ended December 31, 2024. Electricity accounted for 4.55% of our total annual GHG emissions in the year ended December 31, 2024.

As we expand our services, we expect increased organic loads and GHG emissions but also contribute to reducing GHG emissions in aquatic ecosystems, aligning with the Climate Action Plan 2050. We are exploring less carbon-intensive alternatives in our operational activities and with the support of a specialized consultancy, both in the context of adaptation and climate mitigation.

We have already evaluated plans for a series of actions aimed at reducing GHG emissions, including:

•        the use of complementary technologies and the optimization of the operations in sewage treatment plants;

•        the expansion of the beneficial use of biogas and generated sludge;

•        the expansion of the use of clean and renewable energy sources and alternative fuels; and

•        activities of forest conservation and restoration.

Among the actions already implemented or currently in progress, we highlight the following examples, as detailed in the paragraphs below.

In 2023, incentivized energy from ACL accounted for 14% of our energy consumption. As of December 31, 2024, we increased this to 21% due to purchases of energy on the ACL market and our distributed power generation program (Programa de Geração Distribuída – Energia Fotovoltaica). This program added 12 more photovoltaic power generation plants, totaling 27 operating plants with an estimated generation capacity of 60 MW, scheduled to be completed in 2026. We also use solar energy in other operational processes such as radio data transmission, flow measurement systems in wastewater treatment plants, effluent disinfection systems, lighting for administrative unit headquarters, and a floating photovoltaic power plant project.

We produce agricultural compost, “Sabesfértil”, from sludge at a wastewater treatment plant in the municipality of Botucatu. Similar projects for the use of sludge from wastewater treatment plants are under development at our other plants. In the coastal region, we have developed a system for the solar drying of wastewater treatment plant sludge with forced ventilation and mechanized mixing and fragmentation of the sludge. A similar project is already in operation in a wastewater treatment plant located in the central-west region of the state.

In the Franca wastewater treatment plant, we use biogas to produce vehicle fuel to supply part of our fleet, reducing GHG emissions. We also have projects to cover sewage treatment anaerobic lagoons to capture and burn the biogas. We are developing methane reduction projects and energy recovery initiatives at wastewater treatment plants, along with research into small hydro-generators. We have also implemented projects for the covering of anaerobic lagoons with the covering supported in the liquid surface.

We are implementing sustainability initiatives in our corporate vehicle fleet. This significantly reduced annual gasoline consumption, avoiding GHG emissions.

We engage in discretionary forest reserve maintenance and restoration activities, contributing carbon sequestration and climate adaptation. We preserve approximately 49,000 hectares within conservation units, with nine thousand hectares of floods areas and 39,000 hectares of rain forest, where the main metropolitan springs are located.

Water Usage

The use of water resources in Brazil is regulated by Federal Law No. 9,433/1997, which establishes the National Water Resources Policy. This law requires prior authorization for any use of water resources that may impact the natural system, quantity, or quality of water in a given body of water.

As a result, our water use—including water supply and effluent discharge—requires a water grant (outorga de uso da água) or, in specific cases, a formal waiver, provided that all legal requirements are met.

The authority responsible for issuing the water grant depends on the domain of the water body, for example, whether it is under federal or state domain. If the water body falls under federal domain, ANA is responsible, and the legal requirements are outlined in Federal Law No. 9,433/1997 and ANA’s Resolution No. 1,941/2017. For water bodies under the domain of the State of São Paulo, SP Águas is the public authority which grants the authorization, and the legal requirements are outlined in the State Water Policy, Law No. 7,663/1991, and in the State Supplementary Law Lei Complementar No. 14,013/2025, as well as DAEE’s Ordinance No. 1,630/2017.

Noncompliance with the applicable law regarding the use of water resources may result in environmental liabilities, such as administrative infraction and environmental crime, without prejudice to the obligation to indemnify eventual damages caused to the environment. At the administrative federal level, sanctions can range from simple warning, the application of fines ranging from R$5,000.00 to R$50.0 million and the prohibition of the source of use of water resources, which may indirectly impact related developed activities. This amount can be doubled in the event of a repeat offense. In addition, water pollution may subject the offender to fines ranging from R$5,000.00 to R$50.0 million.

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

State Law No. 12,183/2005 established the basis for charging for the use of the water resources under the domain of the State of São Paulo. The criteria for calculating the amount of the charge are proposed by the river basin committees and must be submitted for approval to the state water resources council and formalized by a specific decree issued by the Governor of the State of São Paulo.

In accordance with current legislation, the river basin committees prepare and approve rules and criteria for the implementation of the charges, and the National Water Agency, SP Águas and the Basin Agencies (Agências da Bacia) are authorized to charge users, such as us, for the water collection or discharge of effluents into water bodies.

The State of São Paulo has a total of 21 river basin committees, four of which operate in basins that extend across more than one state, classified as interstate. Charging for the use of water resources has already been implemented by all river basin state committees since 2024.

For the year ended December 31, 2024, we paid approximately R$80.0 million for the collection and discharge into federal and state-controlled rivers.

Water Quality

Annex XX of Consolidation Ordinance No. 5, amended by Ordinance No. 888 of May 2021, issued by the Ministry of Health of the federal government, provides the standards for potable water for human consumption and establishes potability standards in Brazil. It also outlines rules for sampling and limits related to substances that are potentially hazardous to human health.

In compliance with Brazilian law, the physical-chemical, organic and bacteriological analyses carried out for water quality control must follow national and international standards, such as: Standard Methods for the Examination of Water and Wastewater, amongst others. Federal Decree No. 5,440/2005 determines the disclosure of water quality information to consumers. We have been complying with this regulation by publishing the required information in monthly bills and annual reports delivered to all consumers that we serve.

Environmental Regulation

The development, implementation and operation of water and sewage systems are subject to federal, state and local laws and regulations on environmental and water-resource protection.

CONAMA and IBAMA are the primary federal agencies overseeing activities with potential environmental impacts. At state level, CETESB is responsible for controlling, supervising, monitoring and licensing of polluting activities. Environmental control and planning in Brazil are governed by a combination of federal and state laws and regulations. These legal instruments establish guidelines for pollution control, water resource management, and environmental licensing.

Federal Laws and Regulations

We are subject to the following federal environmental laws and regulations in our operations:

•	Supplementary Law No. 140/2011: Regulates: (i) environmental licenses, (ii) federal, state, and municipal jurisdiction over environmental matters, (iii) activities subject to licensing, and (iv) environmental impact studies and reports.
•	Brazilian Forestry Code (Law No. 12,651/2012): Requires the preservation of permanent protection areas (APPs), particularly around water springs and reservoirs. Recognizes these areas as essential for: (i) water security, (ii) geological stability, (iii) biodiversity conservation, and (iv) soil nutrition.
•	CONAMA Resolution No. 05/1988: Requires environmental licensing for sanitation projects that significantly alter the environment.
•	CONAMA Resolution No. 357/2005, amended by Resolution No. 430/2011: Establishes standards for the discharge of effluents into water bodies.
•	ANA (National Water and Sanitation Agency) Resolution No. 1,941/2017: Regulates the granting of water use rights and interventions in federal water resources.

State Laws and Regulations (São Paulo):

We are subject to the following state environmental laws and regulations in our operations:

•	State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments: (i) establishes environmental pollution control mechanisms, (ii) defines standards for effluent discharge at the state level.
•	State Law No. 9,509/1997, regulated by State Decree No. 47,400/2002: defines São Paulo’s state environmental policy.
•	DAEE (São Paulo State Department of Water and Electricity) Ordinance No. 1,630/2017: Governs the concession of water use rights and interventions in water resources at the state level.

Our reservoirs that were operational before the enactment of these abovementioned laws and regulations are exempt from developing a PACUERA, as such obligation applies only to reservoirs established thereafter.

Environmental Licensing

Environmental licensing in Brazil is governed by federal, state, and local laws, requiring license for activities that (i) use natural resources, (ii) are effectively or potentially polluting, or (iii) can cause environmental damage. Federal Law No. 6,938/1981 mandates prior licensing, while Supplementary Law No. 140/2011 divides responsibilities among IBAMA, state and municipal authorities.

•	IBAMA: Licenses activities across multiple states, in federal areas, or involving nuclear energy.
•	Municipal authorities: License activities with strictly local impact.
•	State environmental agencies: Handle all other licensing.

Projects with significant environmental impact require an Environmental Impact Assessment and Environmental Impact Report (Estudo de Impacto Ambiental – EIA and Relatório de Impacto Ambiental – RIMA), with a minimum 0.5% offset.

Licensing process usually consists of three stages: preliminary license; installation license; and operation license. Environmental licenses must be periodically renewed, with renewal requests filed up to 120 days prior to the expiration date.

Non-compliance with license conditions may lead to administrative sanctions, including fines or license revocation. Operating without a valid environmental license constitutes an administrative infraction and environmental crime, with fines up to R$50.0 million and jointly and severally liability for environmental damage, regardless of fault or intent.

In the State of São Paulo, CETESB oversees licenses and pollution control. CETESB Executive Officers’ Resolution No. 012/2022/C launched a program for water treatment plants and sewage treatment plants, to be completed by 2027. We have implemented corporate programs for obtaining and maintaining licenses, covering water treatment plants and sewage pumping stations, and for environmental recovery Commitment Terms, including forest restoration and environmental compensation, aligned with CETESB Resolution No. 012/2022/C.

Sewage Requirements

In the State of São Paulo, effluent must meet public sewage system requirements before discharge.

Compliance with water quality standards can be defined as follows. Effluent treated at our sewage treatment facilities must comply with: (i) effluent limitation guidelines and (ii) water quality standards applicable to the receiving water bodies, as established by federal and state legislation.

CETESB is authorized to: (i) monitor effluent discharges into water bodies and (ii) issue environmental licenses to polluting sources, including sewage treatment plants.

Both state and federal water resource legislation establish fees for the discharge of treated effluents into water bodies. This charge is already in effect in most river basins.

Especially Protected Areas or Spaces

We manage and protect approximately 49,000 hectares within conservation units, as defined by Federal Law No. 9,985/2000.

The Cantareira System management plan for its Environmental Protection Area (Área de Proteção Ambiental – APA) was formally approved by Decree No. 65,244/2020.

This structured approach ensures the preservation and sustainable management of critical water resources in compliance with federal and state environmental legislation.

Environmental Liabilities

Environmental liability in Brazil is comprehensive and strict, applying to individuals and legal entities that cause direct or indirect environmental damage through action or omission. It is regulated under civil, administrative, and criminal law, ensuring that environmental harm is remediated, sanctioned, and prevented.

Pursuant to Federal Law No. 6,938/1981, Brazil adopts a strict liability standard for environmental damages considering civil environmental liability, meaning (i) liability is applied regardless of fault or intent, and (ii) evidence of a causal link between the damage and an enterprise or activity is sufficient to trigger the obligation to remediate the environmental harm.

Environmental civil liability is joint and several, meaning all parties (individuals and legal entities) directly or indirectly involved in the activity that caused environmental damage can be held fully liable. If multiple parties are responsible, the financially strongest party may be required to bear the full remediation cost but may later seek recourse against other responsible parties through: (i) contractual agreements, or (ii) judicial action demonstrating the involvement of others.

Courts may pierce the corporate veil when a party obstructs environmental remediation, even without proof of fraud or misuse of the corporate structure. The mere failure to remediate environmental damage is enough to justify holding shareholders personally liable in the civil sphere.

There is no cap on the amount courts may award for: (i) repairing environmental damage, or (ii) compensation if the damage is deemed irreparable. A recent precedent from the Brazilian Federal Supreme Court (STF) abolished the statute of limitations for lawsuits seeking reparation or compensation for environmental damage.

Administrative Environmental Liability, under Federal Decree No. 6,514/2008, can be defined as any action or omission that violates legal environmental regulations constitutes an environmental administrative infraction, even if no actual environmental damage has occurred. Administrative sanctions and penalties vary based on the severity of the infraction and the economic capacity of the offender. Sanctions may include: (i) fines (single or daily), (ii) warnings, (iii) restriction of rights, (iv) seizure of products and byproducts, (v) closure of facilities, (vi) prohibition from contracting with public entities, (vii) suspension of permits, (viii) loss of financial or fiscal benefits, and (ix) full or partial suspension of activities.

Legal entities can be held criminally liable for environmental offenses. If convicted, penalties may include: (i) fines, (ii) temporary bans on rights, (iii) partial or total suspension of activities, and (iv) other sanctions, independent of any administrative penalties or civil liabilities related to the same facts.

The criminal liability of legal entities does not exclude the criminal liability of natural persons (e.g., officers, board members, or technical staff) who authorized, participated in, or facilitated the offense.

Scope of Business

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

D.	Property, Plant, Equipment, Intangible Assets and Contract Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation. The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets). We operated 250 water treatment facilities and 622 sewage treatment facilities, including eight ocean outfalls, as well as 16 water quality control laboratories.

As of December 31, 2024, the total net book value of our property, plant and equipment, intangible assets and contract assets (including concession assets) was R$50,210.3 million.

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

The financial statements of subsidiaries are included in the consolidated financial statements from the date we obtain control until the date when such control ceases to exist. All financial information for the years ended December 31, 2024 and 2023 were prepared on a consolidated basis, while all financial information for the year ended December 31, 2022 was prepared on an individual basis because we had no subsidiaries to consolidate in that year.

A. Operating and Financial Review and Prospects Overview

As of December 31, 2024, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 375 municipalities, or 58% of all municipalities in the state. We also provided water services and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Since December 11, 2023, we started providing water and sewage services in Olímpia, through our wholly-owned subsidiary Sabesp Olimpia S.A. As a result, we started to present our financial information on a consolidated basis starting with our 2023 Consolidated Financial Statements. Prior to that date, we did not have any subsidiaries whose results we consolidated on a line-by-line basis.

Factors Affecting our Results of Operations

General Factors Affecting our Business

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, climate conditions, impacts of regulation for sanitation services, global and local catastrophes and health epidemics and extreme weather events.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, as we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. Accordingly, a devaluation of the real may adversely affect us and the market price of our common shares or ADSs. In December 2023, our Board of Directors approved our Hedging Policy, which is available on our website but is not incorporated herein, and in December 2024, we entered into derivative instruments (plain vanilla swaps), with expiration dates ranging from July 2025 to March 2048, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen. For more information with respect to our foreign currency risk, see Note 5.1(a) to our 2024 Consolidated Financial Statements.

Effects of Tariff Increases

Our results of operations and financial condition are dependent on tariff increases for our water and sewage services. Since the enactment of the Basic Sanitation Law in 2007, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors:

•	anti-inflation measures enacted by the federal government from time to time;
•	impacts of health epidemics such as COVID-19; and
•	when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depends on the parameters established by the Basic Sanitation Law and ARSESP, except for Olímpia The guidelines also establish procedural steps and the terms for annual adjustments. The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. For more information, see “4.B. Business Overview—Tariffs.”

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

Year ended December 31,
	2024	2023	2022
Increase in average tariff(1)	6.45%	9.56%	12.80%
Inflation – IPC – FIPE	4.68%	3.15%	7.32%
Inflation – IPCA	4.83%	4.62%	5.79%
Inflation – IGP-M	6.54%	(3.18)%	5.45%

(1)	See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.
	Sources:	Central Bank, Fundação Getulio Vargas (“FGV”), IBGE, and Fundação Instituto de Pesquisas Econômicas.

On April 6, 2023, ARSESP published Resolution No. 1,394/2023 related to the Extraordinary Tariff Review and Resolution No. 1,395/2023, which presented the new tariffs and authorized us to apply a total tariff readjustment of 9.5609% to our current tariffs. This tariff adjustment became effective on May 10, 2023. On April 8, 2024, ARSESP published Resolution No. 1,514, which authorized a total tariff readjustment of 6.4469% to our tariffs, which was in force between May 10, 2024 and July 22, 2024.

From July 23, 2024, with the commencement of Concession Agreement No. 01/2024, the new tariffs published by ARSESP came into effect through Resolution No. 1,539/2024, including discounts on the tariffs in force at the time as authorized by the Government of the State of São Paulo.

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

General Economic Conditions

In 2022, Brazilian GDP increased 2.9% in comparison with 2021. Brazil’s trade surplus in 2022 was US$61.8 billion and at year-end the country had US$324.7 billion in currency reserves. The average unemployment rate in Brazil in 2021 was 9.6%.

In 2023, Brazilian GDP increased 2.9% in comparison with 2022. Brazil’s trade surplus in 2022 was US$98.8 billion and at year-end the country had US$355.0 billion in currency reserves. The average unemployment rate in Brazil in 2022 was 7.8%.

In 2024, Brazilian GDP increased 3.4% in comparison with 2023. Brazil’s trade surplus for the year ended December 31, 2024 was US$74.6 billion and at year-end the country had US$329.7 billion in currency reserves. The average unemployment rate in Brazil for the year ended December 31, 2024 was 6.6%.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related to indebtedness denominated in local currency. The SELIC rate was 13.75% in the first half of 2023, decreased to 10.50% in August 2024, and increased to 14.25% in March 2025, where it remains as of the date of this annual report.

Inflation

Inflation affects our financial performance by increasing our tariffs, costs of services rendered and operating expenses. Part of our real-denominated debt is directly indexed to take into account the effects of inflation. Additionally, we are exposed to the mismatch between the inflation adjustment indices of our loans and financing and those of our receivables.

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis. Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us. See Notes 3.21, 5.1 and 20 of our 2024 Consolidated Financial Statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$3,356.4 million as of December 31, 2024, of which R$363.1 million relates to the current portion of our long-term foreign currency-denominated obligations. However, as of December 31, 2024, we have fully hedged our currency exposure, including interest payments.

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2024	2023	2022
(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	27.9%	(7.21)%	(6.50)%
Period-end exchange rate – US$1.00	6.1923	4.8413	5.2177
Average exchange rate – US$1.00(2)	5.3890	4.9953	5.1653

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.

(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period-end exchange rates and the average exchange rates as of or for the years indicated:

Year ended December 31,
	2024	2023	2022
(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen(1)	15.3%	(13.52)%	(18.36)%
Period-end exchange rate – ¥1.00	0.0395	0.0342	0.0396
Average exchange rate – ¥1.0(2)	0.0356	0.0356	0.0395

(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

In the years ended December 31, 2024, 2023 and 2022, we did not enter into any forward exchange transactions.

In December 2024, we entered into derivative instruments (plain vanilla swaps), with expiration dates ranging from July 2025 to March 2048, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen.

For more information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations”, “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants” and Note 5.1 (d) of our 2024 Consolidated Financial Statements.

Effects of Extreme Weather Events

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the municipality of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in the municipality of São Sebastião. As a result, our water treatment plants in the region were damaged, and the water supply was interrupted for a few days, due to the inability to store water immediately, and lack of electricity. If similar incidents, or incidents that involve the interruption of power supplies to our facilities, occur in the future or become more frequent, these events may have a material adverse effect on our results of operations and financial condition.

Extreme events such as heat waves and torrential storms, can interrupt the electricity supply at our water pumping and treatment plants, due to trees falling on the electricity distribution networks, which could prevent the treatment of water and potentially its supply to our consumers. In addition, torrential rain destabilizes the soil and can damage our water distribution networks.

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

For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Climate Transition Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations”.

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.5 to our 2024 Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. Bad debt expense, net of recoveries, is included in selling expenses, and was R$557.8 million, R$652.9 million and R$782.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The methodology for determining the allowance for doubtful accounts requires significant estimates, considering a number of factors, including historical collection experience, current economic trends, expected future losses, the aging of the trade receivables portfolio, recoveries of previously written off receivables and other factors. Actual results could differ from those estimates.

Intangible Assets Arising from Concession Agreements

As of December 31, 2024, we had intangible assets of R$44,771.1 million and contract assets of R$4,877.7 million.

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

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy for the recognition of construction revenue is described in Note 3.4 (Operating Revenue) to our 2024 Consolidated Financial Statements.

Intangible assets related to concession agreements, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract or the useful life of the underlying asset, whichever is shorter.

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

Accruals and Contingent Liabilities

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings. For a more detailed discussion of these legal proceedings, see Note 22 to our 2024 Consolidated Financial Statements included in this annual report. We recognize provisions for legal proceedings in which our company has a present obligation as a result of past events (either due to an explicit agreement or duty, known as a legal obligation; or due to our past actions, known as a constructive obligation), it is probable that an outflow of resources embodying economic benefits will be necessary to settle the obligation and the amount of obligation can be estimated reliably. Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel. As a result of the significant judgment required in assessing and estimating these provisions, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

As of December 31, 2024, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$2.4 billion (after deducting court escrow deposits in the amount of R$28.5 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.16 to our 2024 Consolidated Financial Statements included in this annual report. As of December 31, 2024, claims classified as contingent liabilities amounted to R$22.2 billion, of which R$9.6 billion relate to claims where we classified the risk of loss as possible and R$12.6 billion relate to claims where we classified the risk of loss as remote. In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business—Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.”

Pension Benefits

The present value of pension obligations depends on several factors that are determined on an actuarial basis using a few assumptions. Besides the number of employees, the assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table. Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate increased from 5.37% for the year ended December 31, 2023 to 7.37% for the year ended December 31, 2024 under Plan G0 and was increased from 5.47% for the year ended December 31, 2023 to 7.40% for the year ended December 31, 2024 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.20(a) and 24 to our 2024 Consolidated Financial Statements included in this annual report. The discount rate was decreased from 6.15% in 2022 to 5.37% in 2023 under Plan G0 and was increased from 6.19% in 2022 to 5.47% in 2023 under Plan G1 in order to follow the volatility in the rates applicable to the Brazilian government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.20(a) and 22 to our 2024 Consolidated Financial Statements.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 22 to our 2024 Consolidated Financial Statements included in this annual report.

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

As of December 31, 2024, we recognized R$2,661.9 million as deferred income tax liabilities, and as of December 31, 2023, we recognized R$98.1 million as deferred income tax assets, net of the deferred tax assets and liabilities, as disclosed in Note 21 to our 2024 Consolidated Financial Statements included in this annual report. The deferred income tax liability related to the bifurcated financial asset arises from the recognition of the financial asset due to the contractual right to receive cash for investments made and not recovered by the end of the concession.

Unbilled revenue

We recognize unbilled revenue which corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billings. Additional information on revenue and accounts receivable are described in Notes 3.4, 3.5 and 10 to our 2024 Consolidated Financial Statements included in this annual report.

Certain Transactions with our previous Controlling Shareholder

Reimbursement due from the State

Reimbursement due from the State of São Paulo for pensions paid represents supplementary pensions (Plan G0) that we pay, on behalf of the State of São Paulo, to former employees of state-owned companies which merged to form our company. These amounts must be reimbursed to us by the State of São Paulo, as the primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State of São Paulo relating to payments of pension benefits made by us on its behalf. The State of São Paulo acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf. We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê production system as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us. See Note 11 to our 2024 Consolidated Financial Statements included in this annual report and “Item 7. Major Shareholders and Related Party Transactions.”

On March 18, 2015, we, the State of São Paulo and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement for R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015. For details about this agreement, see Note 11(a)(vi) to our 2024 Consolidated Financial Statements included in this annual report.

As of December 31, 2024 and 2023, the amounts not recognized related to pension benefits paid by us on behalf of the State of São Paulo totaled R$1,685.5 million and R$1,583.4 million, respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2024 and 2023, the pension benefit obligations of Plan G0 totaled R$1,931.1 million and R$2,098.6 million, respectively. For detailed information on the pension benefit obligations refer to Note 24 to our 2024 Consolidated Financial Statements included in this annual report.

Accounts Receivable from the State of São Paulo for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period. We have entered into agreements with the State of São Paulo with respect to these accounts receivable. For more information on these agreements, see Note 11 to our 2024 Consolidated Financial Statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

Year ended December 31,
	2024		2023		2022
Net operating revenue	36,145.5	100.0%	25,572.1	100.0%	22,055.7	100.0%
Operating costs	(16,603.1)	(45.9%)	(16,051.9)	(62.8)%	(14,350.9)	(65.1)%
Gross profit	19,542.4	54.1%	9,520.2	37.2%	7,704.8	34.9%
Selling expenses	(917.6)	(2.5)%	(984.1)	(3.8) %	(912.0)	(4.1)%
Allowance for doubtful accounts	(557.8)	(1.5)%	(652.9)	(2.6)%	(782.1)	(3.5)%
Administrative expenses	(2,311.4)	(6.4)%	(1,597.5)	(6.2)%	(1,398.5)	(6.3)%
Other operating income (expenses), net and equity results of investments in affiliates	(245.1)	(0.7)%	60.3	0.2%	33.0	0.1%
Profit from operations before finance income (expenses) and income tax and social contribution	15,510.5	42.9%	6,346.0	24.8%	4,645.2	21.1%
Financial result, net	(1,867.7)	(5.2)%	(1,592.0)	(6.2)%	(372.4)	(1.7)%
Profit before income tax and social contribution	13,642.8	37.7%	4,754.0	18.6%	4,272.8	19.4%
Income tax and social contribution	(4,063.2)	(11.2)%	(1,230.5)	(4.8)%	(1,151.5)	(5.2)%
Profit for the year	9,579.6	26.5%	3,523.5	13.8%	3,121.3	14.2%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net operating revenue

Net operating revenue for the year ended December 31, 2024 increased by R$10,573.4 million, or 41.3%, to R$36,145.5 million from R$25,572.1 million in the year ended December 31, 2023.

Net operating revenue, excluding construction revenue and the impact of interest rate adjustments on the bifurcated financial asset using the IPCA index, for the year ended December 31, 2024 increased by R$1,619.0 million, or 8.1%, to R$21,590.8 million from R$19,971.8 million in the year ended December 31, 2023. Construction revenue was R$6,225.9 million for the year ended December 31, 2024 compared to R$5,600.3 million in the year ended December 31, 2023. The main factors that led to the increase were:

•	an increase of 7.5% due to the mix in the consumption of the various categories of consumers;
•	an increase of 3.0% in the total billed volume; and
•	a decrease of 2.0% due to the fact that we had to make certain payments to FAUSP, the Support Fund for the Universalization of Sanitation in the São Paulo State, which was created as part of our Privatization to apply certain tariff reductions for consumers since July, 2024. For further information, see note 30(a) to our Consolidated Financial Statements.

Operating costs

Our operating costs for the year ended December 31, 2024 increased by R$551.2 million, or 3.4%, to R$16,603.1 million from R$16,051.9 million in the year ended December 31, 2023. As a percentage of net operating revenue, cost of services decreased to 45.9% for the year ended December 31, 2024 from 62.8% in the year ended December 31, 2023.

The increase in operating cost was mainly due to:

•	an increase of R$611.2 million in construction costs due to higher investments in 2024;

64

•

an increase of R$279.0 million in costs with general expenses, mainly due to the fact that we had to make increased contributions of RS253.0 million to municipal sanitation funds pursuant to the Concession Agreement for URAE-1 (for further information, see Note 31 to our Consolidated Financial Statements); and,

partially offset by,

•	a decrease of R$373.0 million in costs with salaries, payroll charges and benefits and pension plan obligations, mainly due to the 11% decrease in the average number of employees – as a result of the Incentivized Dismissal Program (“PDI”) we launched in 2023.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2024 increased by R$10,022.2 million, or 105.3%, to R$19,542.4 million from R$9,520.2 million in the year ended December 31, 2023.  As a percentage of net operating revenue, our gross profit margin increased to 54.1% for the year ended December 31, 2024 from 37.2% in the year ended December 31, 2023, mainly due to the financial asset net revenue of R$8,328.8 million. For further information about our financial asset net revenue, see notes 3.10(b) and 16 to our Consolidated Financial Statements.

Selling Expenses

Selling expenses for the year ended December 31, 2024 decreased by R$66.5 million, or (6.8%), to R$917.6 million from R$984.1 million in the year ended December 31, 2023. As a percentage of net operating revenue, selling expenses were 2.5% for the year ended December 31, 2024 compared to 3.8% for the year ended December 31, 2023. The main reasons for the decrease in selling expenses were:

•	decrease of R$11.7 million in costs with salaries, payroll charges and benefits and pension plan obligations due to effects of the PID in 2023;
•	a decrease of R$16.0 million with services, due to higher efficiency in expenditure with service channels for clients and credit recovery;
•	a decrease of R$18.1 million with general expenses, as we diversified our billing channels to channels that charge lower tariffs; and
•	a decrease of R$18.5 million with depreciation and amortization consistent with the new Concession Agreement for URAE-1, reflecting the lower average amortization rates.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts for the year ended December 31, 2024 decreased by R$95.1 million, or 14.6%, to R$557.8 million from R$652.9 million in the year ended December 31, 2023, as a result of (i) lower default rates in respect of the settlement agreements we entered into in recent years; (ii) an increase in collections and negotiations with large consumers and municipalities; and (iii) the implementation of a credit card payment scheme.

Administrative Expenses

Administrative expenses for the year ended December 31, 2024 increased by R$713.9 million, or 44.7%, to R$2,311.4 million from R$1,597.5 million in the year ended December 31, 2023. The main reasons for the increase in administrative expenses were:

•	an increase of R$388.6 million in general expenses, due to reassessment of new legal claims; and
•	an increase of R$134.4 million in costs with salaries, payroll charges and benefits and pension plan obligations mainly due to effects of the PDV we launched in 2024.

For more information, see Note 31 to our 2024 Consolidated Financial Statements included in this annual report.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income and expenses, net, was the expense of R$245.1 million for the year ended December 31, 2024 compared to income of R$60.3 million in the year ended December 31, 2023, a variation of R$305.4 million. Other operating income consists of gains and losses from sales of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services, net of Cofins and PIS.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and recognition and reversal of estimated losses with asset indemnification. In 2024, the result was impacted by the recognition of a non-recurring estimated loss with certain construction works and projects of R$164.0 million and R$99.6 million in expenses related to our Privatization process.

Financial Result, Net

The financial result, net, for the year ended December, 31 2024 increased by R$275.7 million to an expense of R$1,867.7 million from an expense of R$1,592.0 million in the year ended December 31, 2023. As a percentage of net operating revenues, the financial result amounted to 5.2% for the year ended December, 31 2024 compared to 6.2% in the year ended December 31, 2023. This variation was due to:

•	an increase of R$250.0 million in interest over domestic borrowings and financings, mainly due to the issuance of our 31st and 32nd series of debentures
•	an increase of R$31.0 million in interest over foreign borrowings and financings, due to the fact that we received additional loans from IDB and IBRD
•	an increase in other financial expenses impacted mainly by interests from Public-Private Partnership – PPP;
•	an increase of R$836.0 million in exchange variations on borrowings and financings, due to an appreciation of the U.S. dollar against the real (27.9%) and an appreciation of the Yen against the real (15.3%) in 2024; and
•	an increase in financial income from derivatives instruments related to borrowings and financings in foreign currencies of R$315.0 million.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution for the year ended December 31, 2024 increased by R$8,888.8 million, to R$13,642.8 million from R$4,754.0 million in 2023. As a percentage of net operating revenue, our profit before income tax and social contribution increased to 37.7% for the year ended December 31, 2024 compared to 18.6% in the year ended December 31, 2023.

Income Tax and Social Contribution

Income tax and social contribution expense for the year ended December 31, 2024 increased by R$2,832.7 million, or 230.2% to R$4,063.2 million from R$1,230.5 million in the year ended December 31, 2023, mainly due to the R$8,328.8 million increase in net operating revenue related to financial assets. This increase was mainly offset due to:

•	an increase of R$1,198.6 million in costs and expenses; and
•	a negative variation of R$275.7 million in our financial results.

Profit for the year

As a result of the factors discussed above, our profit for the year ended December 31, 2024 increased by R$6,056.1 million, to R$9,579.6 million from R$3,523.5 million in the year ended December 31, 2023. As a percentage of net operating revenue, our profit for the year ended December 31, 2024 increased to 26.5%, from 13.8% in the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on May 3, 2024.

B. Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term financings from multilateral and development banks and capital markets debts. As of December 31, 2024, we had R$1,682.6 million in cash and cash equivalents. The outstanding current indebtedness was R$3,133.9 million as of December 31, 2024, of which R$363.1 million was denominated in foreign currency. Long-term indebtedness was R$22,124.4 million as of December 31, 2024, of which R$2,993.3 million consisted of foreign currency-denominated obligations.

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

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$7,404.6 million, R$4,854.4 million and R$3,967.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. There was an increase in net cash generated from operating activities in the year ended December 31, 2024 of 52.5%.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$9,975.6 million, R$4,905.5 million and R$2,878.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession agreements, which is due to the fact that we are expanding our infrastructure and service coverage. There was an increase in net cash used in investing activities for the year ended December 31, 2024 of 103.4%.

Net Cash Generated by (Used in) Financing Activities

Our net cash generated by financing activities was R$3,415.2 million for the year ended December 31, 2024, compared to (i) R$977.8 million in net cash used for the year ended December 31, 2023 and (ii) R$60.3 million in net cash used for the year ended December 31, 2022. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans generated to finance purchases of intangible assets related to our concession agreements, in order to support the expansion of our services and our payment of interest on capital. For the year ended December 31, 2024, (i) our financings increased by R$4,499.6 million compared to 2023 and (ii) our amortizations increased by R$475.2 million compared to 2023. In addition, payments of interest on capital increased by R$105.2 million for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Indebtedness Financing

Indebtedness financing

Our total financial indebtedness increased by 29.3%, from R$19,536.4 million as of December 31, 2023 to R$25,258.3 million as of December 31, 2024. In addition, during the same period, our total indebtedness denominated in foreign currency increased by 22.2%, from R$2,745.9 million as of December 31, 2023 to R$3,356.4 million as of December 31, 2024.

As of December 31, 2024, we had R$22,124.2 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$2,993.3 million consisted of foreign currency-denominated, long-term debt. We had outstanding current indebtedness of R$3,133.9 million as of December 31, 2024. As of December 31, 2024, R$363.1 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2024, our S&P domestic rating was “brAAA” and our S&P global rating was “BB”. Our Moody’s national rating was “AAA.br” as of December 31, 2024, while our Fitch national rating was “AAA(bra)” and our Fitch global ratings were “BB+” (foreign currency) and “BB+” (local currency), as of the same date.

Various contractual agreements that we have entered into, including certain financing agreements with CEF and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs. In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor. As of December 31, 2024, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$5,596.1 million (R$5,489.0 million of principal and R$107.1 million related to interest and charges). For more information, see “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 18 to our 2024 Consolidated Financial Statements included in this annual report. The following table sets forth information on our indebtedness outstanding as of December 31, 2024:

Debentures:

					As of December 31, 2024
	Current	Noncurrent	Total	Final Maturity	Interest Rates(1)
	(R$ in thousands)
Denominated in local currency:
22nd issue of debentures	179.350	-	179.350	2025	CDI + 0.58% (1st series) & CDI + 0.90% (2nd series) & IPCA + 6.00% (3rd series)
23rd issue of debentures	125.000	249,354	374.354	2027	CDI + 0.49% (1st series) & CDI + 0.63% (2nd series)
24th issue of debentures	-	538.606	538.606	2029	IPCA + 3.20% (1st series) & IPCA + 3.37% (2nd series)
26th issue of debentures	-	1,371.685	1,371.685	2030	IPCA + 4.65% (1st series) & IPCA + 4.95% (2nd series)
27th issue of debentures	199,590	299,391	498,981	2027	CDI + 1.60% (1st series) & CDI + 1.80% (2nd series) & CDI + 2.25% (3rd series)
28th issue of debentures	444,100	626,762	1,070,862	2028	CDI + 1.20% (1st series) & CDI + 1.44% (2nd series) & CDI + 1.60% (3rd series)

29th issue of debentures	250,000	1,107,523	1,357,523	2036	CDI + 1.29% (1st series) & IPCA + 5.3058% (2nd series) & IPCA + 5.4478% (3rd series)
30th issue of debentures	125,000	748,405	873,405	2029	CDI + 1.30% (1st series) & CDI + 1.58% (2nd series)
31st issue of debentures	-	2,934,936	2,934,936	2034	CDI + 0.49% (1st series) CDI + 1.10% (2nd series) CDI + 1.31% (3rd series)
32nd issue of debentures	-	2,496,521	2,496,521	2026	CDI + 0.30%

Brazilian Federal Savings Bank (CEF)	123,495	1,559,847	1,683,342	2025/2042	TR + 5% to 9.5%
Brazilian National Bank for Economic and Social Development (BNDES) PAC II 9751	7,348	9,131	16,479	2027	1.72% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) PAC II 9752	4,978	6,223	11,201	2027	1.72% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) Onda Limpa	6,855	-	6,855	2025	1.92% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) Tietê III	202,398	455,333	657,731	2028	1.66% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) 2015	34,436	328,772	363,208	2035	2.18% + TJLP
Brazilian National Bank for Economic and Social Development (BNDES) 2014	6,694	3,552	10,246	2026	1.76% + TJLP
Inter-American Development Bank (IDB) 2202	181,349	1,803,222	1,984,571	2035	CDI + 0.86%
Inter-American Investment Corporation (IDB Invest)	44,300	771,201	815,501	2034	CDI + 1.90% & CDI + 2, 70%
Inter-American Investment Corporation (IDB Invest) 2022	18,800	419,697	438,497	2036	CDI + 2.50%
Inter-American Investment Corporation (IDB Invest) 2023	16,450	431,410	447,860	2036	CDI + 0.50%
International Finance Corporation (IFC) 2022	34,200	680,626	714,826	2032	CDI + 2.00%
International Finance Corporation (IFC) 2023	10,000	977,574	987,574	2033	CDI + 2.00%
International Finance Corporation (IFC) 2024	-	1,048,579	1,048,579	2034	CDI + 0, 3735%
Leases (Concession Agreements and Contract Assets)	108,533	208,611	317,144	2035	7.73% to 10.12% + IPC
Leases (Others)	97,657	53,267	150,924	2042	9.74% to 15.24%
Other	1,868	931	2,799	2035	& 3.0% (FEHIDRO)
Interest and others charges	548,372	-	548,372

Total denominated in local currency	2,770,773	19,131,159	21,901,932

Denominated in foreign currency:

Inter-American Development Bank (IDB) US$167,236,000 (2023 – US$172,743,000)	89,222	919,189	1,008,411	2025 to 2044	SOFR + 5.34% to 6.50940%
International Bank for Reconstruction and Development (IBRD) US$136,741,000 (2023 – US$107,445,000)	37,707	793,697	831,404	2034	SOFR + 5.89% to 6.99%
JICA 15 – ¥ 5,762,150,000 (2023 – ¥ 6,914,580,000)	47,710	181,946	229,656	2029	1.8% & 2.5%
JICA 18 - ¥ 5,180,800,000 (2023 – ¥ 6,216,960,000)	40,462	163,491	203,953	2029	1.8% & 2.5%
JICA 17 - ¥ 3,175,656,000 (2023 – ¥ 3,464,352,000)	16,414	113,216	129,630	2035	1.2% & 0.01%
JICA 19 - ¥ 22,668,975,000 (2023 – ¥ 24,482,493,000)	99,168	821,749	920,917	2037	1.7% & 0.01%
Interest and other charges	32,394	-	32,394
Total denominated in foreign currency	363,077	2,993,288	3,356,365
Total loans and financing	3,133,850	22,124,447	25,258,297
(1)	TR was 0.0822% per month as of December 31, 2024; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários – “CDI”), which was 12.15% per annum as of December 31, 2024; IGP-M was 6.54% per annum as of December 31, 2024; “TJLP” stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.43% per annum as of December 31, 2024; and SOFR was 4.69157% medium rate of 90 days for the year ended December 31, 2024.

The following table shows the maturity profile of our debt, as of December 31, 2024, for the period indicated:

	2025	2026	2027	2028	2029	After 2030	Total
							(in millions of reais)
Loans and financing	3,133.8	4,821.8	2,481.5	1,763.2	2,398.1	10,659.9	25,258.3

As of December 31, 2024, R$1,839.8 million of our foreign currency denominated indebtedness, net of transaction costs, was denominated in U.S. dollars and R$1,484.2 million was denominated in Japanese Yen.

In 2024, we entered into derivative instruments (plain vanilla swaps). The current instruments have expiration dates ranging from July 2025 to March 2048 to fully protect us against a devaluation of the real against the U.S. dollar or the Yen.

For more information regarding foreign currency risk and all derivatives financial instruments, see Notes 5.1(a) and 5.1(d), respectively, to our 2024 Consolidated Financial Statements included in this annual report.

Our borrowings from multilateral institutions and government agencies, such as the IDB, IBRD, and JICA, are federally guaranteed, with a counter-guarantee from the State of São Paulo. For more information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

As of 31 December 2024, our domestic debt totaled R$21,901.9 million, primarily comprising real-denominated loans from federal and state-owned banks like CEF and BNDES, alongside debentures issued between February 2018 and September 2024, and financial leasing.

In addition, in February 2025, we issued our thirty-third debenture series totaling R$3.7 billion, maturing in 2032, 2035, and 2040. The first series (R$1.0 billion) bears interest at CDI + 0.51%, the second (R$1.4 billion) at IPCA + 7.5485%, and the third (R$1.3 billion) at IPCA + 7.3837%. Proceeds from the first series strengthen cash reserves and refinance 2025 commitments, while the second and third support the ETE Barueri expansion project. Additionally, in February 2025, interest rate swap operations were contracted for the second series of our 33rd debenture, swapping from IPCA + 7.5485% p.a. to CDI - 0.34% p.a., and for the third series, swapping from IPCA + 7.3837% p.a. to CDI - 0.45% p.a.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Indebtedness

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, we are subject to financial covenants, including limitations on our ability to incur debt. For example:

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

We are part to hedging agreements that cover of our debt denominated in foreign currencies. In any case, any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais. As a result, the net debt in reais will be affected, with consequent impact on the ratio between net debt to adjusted EBITDA, as calculated in accordance with the provisions of our loan agreements.

As of December 31, 2024, and 2023, we had met all the financial covenants of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The financial covenants in our loans with IDB Invest and IFC require:

•	our debt service coverage ratio must be greater than or equal to 2.35:1.00; and
•	our ratio of net debt to adjusted EBITDA must be less than 3.50:1.00.

The loan agreements with IDB Invest and IFC contain cross-default and cross-acceleration clauses, and early maturity clauses.

The covenant clauses apply to all of our indebtedness with BNDES, which totaled R$1,065.7 million as of December 31, 2024.

In summary, the BNDES financings specify two bands for the ratios of adjusted net debt / adjusted EBITDA, adjusted EBITDA / adjusted financial expenses, and other onerous debt / adjusted EBITDA. The financings also specify a collateral mechanism by which we assign a portion of our tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings. Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default. If the ratio of adjusted EBITDA / adjusted financial expenses is equal to or higher than 3.50, the ratio of adjusted net debt / adjusted EBITDA equal to or lower than 3.00, and the other onerous debt / adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$361.7 million per month. If one of the three ratios mentioned above is not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios: adjusted EBITDA / adjusted financial expenses lower than 3.50 but equal to or higher than 2.80, adjusted net debt / adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and other onerous debt / adjusted EBITDA equal to or lower than 1.30 but higher than 1.00, the amount that must pass through the blocked collateral account is automatically increased by 20%.

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

As of December 31, 2024, the amount that must pass through the blocked collateral account is R$361 million per month.

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

The agreements with CEF also contain a cross-default clause and an early maturity clause. In the event of non-compliance with the terms of the contract, the CEF can request the anticipated payment of part or all of the loan. See Note 18 to our 2024 Consolidated Financial Statements included in this annual report. The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2024.

The twenty-second, twenty-third, twenty-fourth, twenty-sixth, twenty-seventh, twenty-eighth, twenty-ninth, thirtieth, thirty-first, 32nd and 33rd debenture issuances require us to maintain an adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/adjusted EBITDA ratio equal to or lower than 3.50:1.0. These issuances have a cross-acceleration clause.

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

As of December 31, 2024 and 2023, we complied with all the covenants of our loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State of São Paulo.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. For the year ended December 31, 2024, we recorded R$6.9 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. We have budgeted investments in the amount of approximately R$70.0 billion from 2025 through 2029. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity in an amount equal to or greater than 25% of the amounts available for distribution. In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on July 22, 2024, establishes that this percentage be maintained until 2025. After 2025, it may be increased to 100% in 2030, provided we reach the Universalization Targets. We declared dividends of R$2,549.8 million, R$984.5 million and R$872.2 million in the years ended December 31, 2024, 2023 and 2022, respectively. The Basic Sanitation Law prohibits the distribution of profits and dividends from the Concessionaire that fails to comply with the targets and schedules set out in the respective Contracts. For more information, see “Item 7.B. Related Party Transactions—Dividends” and “Item 3.D. Risks Relating to Our Common Shares and ADSs—We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.”

Judicial payment orders (precatório)

As of December 31, 2024, we have judicial payment orders issued in our favor in the inflation adjusted amount of R$2,967.3 million, which are not recognized in our Consolidated Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to the uncertainties related to the beginning and the end of the payments. Judicial payment orders are recognized upon the beginning of their receipt or when they are traded. For more information on judicial payment orders, see Note 10 to our 2024 Consolidated Financial Statements included in this annual report.

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

Our strategic innovation process involves the creation of new business models, new ways of meeting the needs of consumers, new organizational processes, new ways of competing and cooperating in the business environment and improvements to service delivery, while at the same time promoting protection of the environment and public health.

We won the Valor Inovação Brasil 2024 award, winning first place in the “Infrastructure” segment, which also incorporates the sanitation sector. The award is promoted by the newspaper Valor Econômico and Strategy&, which is PwC’s strategic consultancy. The award evaluates the innovative renewal of organizations in four major blocks: planning, execution, results and recognition. Our third place in 2022, second place in 2023 and first place in 2024, shows our role in innovation in the sanitation sector. In addition, considering the general ranking of the 150 most innovative companies in Brazil in all 25 mapped segments, we were ranked 11th in 2024.

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure. For the year ended December 31, 2024, we allocated R$52.1 million to Research, Development and Innovation (“RD&I”) projects. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages. We carry out several actions for the implementation of innovative technological solutions systematically throughout our company. These solutions are aimed at improving construction and operational processes for water and wastewater systems, water and wastewater treatment solutions, asset control and management, renewable energy generation processes, energy efficiency, user relationship technologies, circular economy projects, waste reduction, and utilization methods, among others. Some may even represent new business opportunities.

In addition, we have submitted several innovation projects to the Brazilian Ministry of Science and Technology, requesting tax benefits provided for in certain Brazilian laws such as the Lei do Bem. Currently, 96.3% of our claims for approximately R$61.84 million in expenditures have been approved, representing a tax credit of more than R$16.20 million for us. In addition, based on programs already in place in the power and gas sectors, we maintain a portfolio of prioritized projects with ARSESP in its Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (PD&I Program), which requires the application of the 0.05% of revenue to RD&I projects. Accordingly, the first cycle of the program, covering the tariff cycle 2021-2024, is ongoing. ARSESP has extended this first cycle of the program to include 2025. The total financial amount approved in the PD&I Program has surpassed R$56.0 million, to be applied in 16 projects approved by ARSESP to be carried out by the end of 2025, in order to meet the goal of the current cycle, of which approximately R$12.8 million were executed in 2024.

In line with business planning, the structuring of RD&I actions is based on the concept of a circular economy; that is, focused on the intelligence of nature, the circular process opposes the traditional linear production process. As part of this concept, residues are inputs to produce new products and new cycles. We have highlighted below certain RD&I projects that use the concept of a circular economy, which strongly supports resource recovery, as part of the processes for the water and sewage treatment.

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in the municipality of Franca aims to optimize processes and transform the site into a resource recovery plant. Since 2018, a biogas upgrade project in this sewage treatment plant has been producing biomethane for vehicle use. This sewage treatment plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day. The upgrade system can produce biomethane to replace 1,500 liters of common gas daily. The biomethane currently supplies part of our Franca fleet. As a result of the tests carried out, we are studying the replication of the technology in other large-scale sewage treatment plants located in the São Paulo metropolitan region and in the state’s interior.

At the same plant, we developed and are operating a sludge dryer based on solar radiation.

The project also provides for other actions in the planning and contracting phase, such as the use of energy from hydraulic sources, in addition to other beneficial applications of biogas.

At the Barueri sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated. At the end of the process, this system generates inert vitreous residue with a drastic reduction in its volume, with a potential for reuse as raw material in construction, meaning it does not need to be disposed of in landfills.

In 2024, we initiated the installation of a pilot thermal sludge treatment plant using pyrolysis, concluded in December 2024, with the objective of evaluating the potential of byproducts generated by such treatment, such as biocarbon and pyrolytic oil. A six-month trial period is scheduled to begin in February 2025. In an ongoing project, results of the studies conducted under the Support Program for Research in Partnership for Technological Innovation (PITE-SABESP/FAPESP) in collaboration with UNESP and EMBRAPA were presented. These studies focused on transforming sludge waste from Water Treatment Plants into raw materials for civil engineering and agriculture, adding value to this byproduct.

As a component of our partnership with FAPESP, financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Support Program for Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 17 projects with different universities, such as: USP, Technological Institute of Aeronautics, UNIFESP, National Institute for Space Research and UNESP. The partnership provides for a non-refundable financing of R$50.0 million, divided equally between us and FAPESP. Projects from the first and second collaborative calls led to the filing of seven national patent applications before the INPI, three of which were granted, two international patent applications under the PCT before the World Intellectual Property Organization and two software registration requests. The 12 projects selected in the third call for proposal are currently in the development phase.

Another innovative project that we have implemented is the Pinheiros River Oxygenation System. This project is being developed alongside other sanitation programs in Rio Pinheiros. The project consists of the implementation of an innovative oxygenation technology called SDOx. This technology, unlike conventional aeration technologies, has the potential to transfer a greater amount of oxygen to the water, through a supersaturated solution and its dispersion in the water. The goal of this project is to enhance the natural self-purification process by artificially increasing the oxygen levels of the water and verify the technical-economic feasibility of the technology, with a view to replicating. The project is in its third year of operation, with satisfactory results in terms of the gradual increase in oxygen concentration in the upper channel of the river.

With the water quality data obtained with the project, a study is carried out by CETESB to assess the improvement in air quality around the Pinheiros River has shown a connection between the improvement in air quality and the improvement in the river’s water quality, as a result of the sanitation actions implemented in the Pinheiros River basin.

In 2024, a new department was created with the aim of implementing guidelines and a portfolio of unconventional solutions to meet the targets set in the new concession agreement, encompassing rural areas and informal urban settlements.

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

In 2024, our internal innovation program was launched, aimed at capturing and developing ideas and projects in a participatory manner. Through this open innovation program, we are laying the groundwork for an innovative ecosystem within the sanitation sector.

Furthermore, we entered into a second agreement with FAPESP, which is focused on providing support for scientific and technological research within micro, small and medium enterprises in the State of São Paulo. This initiative is part of the small enterprises’ innovation program, which aims to accelerate startups dedicated to innovative projects that address the challenges we face. We are currently in negotiations to launch the second public request for proposals for this program in 2025.Another initiative derived from the agreement with FAPESP is being developed with the Institute of Science, Mathematics and Computing of the University of São Paulo - ICMC, São Carlos Campus. The project was approved by FAPESP and consists of the use of Artificial Intelligence applied in the sanitation sector in a broad concept of “smart cities”.

Similarly, we participate in the Technology Approval Group (TAG), coordinated by ISLE Utilities, an innovation consultancy firm, with support from IDB Lab, the innovation and venture capital arm of the IDB. The evaluates technologies specifically aimed at the sanitation sector, which meets periodically to analyze the potential application of innovative technologies presented by startups previously selected for companies in the sector.

We also publish the DAE Magazine on a bi-monthly basis, which is an engineering journal produced by a dedicated team of opinion leaders that had released over 240 editions since its inaugural edition. This journal was ranked as “B1” category publication in the Qualis/CAPES system in July 2019, a ranking applicable for the period of 2021-2024. Through the dissemination of technical and scientific articles covering topics related to basic and environmental sanitation, DAE Magazine’s objective is to foster and propagate advancements in processes, innovations and technological breakthroughs.

D.	Trend Information

We expect to continue to operate in a competitive and regulated environment which will pose continued risks to our existing businesses, placing the profitability of our assets under pressure. The following list sets out, what we believe to be, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	As our Privatization was consummated the Universalization Targets were be brought forward from 2023 to 2029, compliance with which includes imponderable elements that are beyond our control. For further information see “Item 3.D. Risk Factors—Risks Relating to the Regulatory Environment—We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.”
•	There are various uncertainties surrounding the New Legal Framework for Basic Sanitation, including the new requirement to participate in public bids. Previously, we provided services in several municipalities through contracts which did not require bidding procedures.
•	Our business is not only adversely affected by droughts but also by other extreme weather conditions, such as torrential rain and other changes in climate patterns that can disrupt energy supply and impact water production. A possible increase in the frequency of extreme weather conditions in the future usually as torrential storms, can interrupt the power supply at our pumping and water treatment plants due to trees falling on the electricity distribution networks, which prevents the full production of water for supply to our consumers, may adversely affect the water available for abstraction, treatment, and supply. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Climate Transition Risks— Extreme Weather Conditions and Climate Change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Climate Transition Risks—Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

In addition to the information set out above, see “Cautionary Statements About Forward-Looking Statements” for further information related to our forward-looking statements, and “Item 3.D. Risk Factors” for a description of certain factors that could affect our industry and our own performance in the future.

E.	Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2024.

F.	Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2024 were:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
					(in millions of reais)
Loans and financing	3,133.9	7,303.4	4,161.2	10,659.8	25,258.3
Interest payments(1)	2,352.7	3,839.4	2,784.3	4,252.1	13,228.5
Accounts payable to suppliers and contractors	766.6	-	-	-	766.6
Services payable	1,438.5	-	-	-	1,438.5
Purchase obligations(2)	6,391.4	9,431.3	1,937.2	4,165.6	21,925.5
Total	14,083.1	20,574.1	8,882.7	19,077.5	62,617.4
(1)	Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2024. However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross-default clauses.
(2)	The unrecorded contractual commitments are the future obligations of investments and expenses as set out in Note 34 to our 2024 Consolidated Financial Statements.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the interest rates on our indebtedness outstanding as of December 31, 2024, see Note 18 to our 2024 Consolidated Financial Statements, included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our Board of Directors (Conselho de Administração), which currently consists of nine directors, and a Board of Officers (Diretoria Executiva), which currently consists of up to seven statutory executive officers.

Board of Directors

Our bylaws provide for a total of nine regular members for the Board of Directors, elected and removable by the General Shareholder’s Meeting, serving a unified term of up to two years and such term may be renewed without limitation.

In addition, at least three members of the Board of Directors must be independent, in accordance with our bylaws and the definition of the Novo Mercado Listing Regulation, and the characterization of the nominees to the Board of Directors as independent members must be decided at the General Assembly that elects them.

On September 27, 2024, an Extraordinary General Shareholders’ meeting was held, during which the shareholders voted on the election of members of the Board of Directors to serve until the 2026 Annual Shareholders’ Meeting, the appointment of independent members of the Board of Directors, and the election of members of the Fiscal Council to serve until the 2025 Annual Shareholders’ Meeting. Three of these members were already part of our Board of Directors. The terms of office of the current directors will end after the general shareholders’ meeting to be held in 2026, when the current members will be up for re-election.

Our Board of Directors ordinarily meets once a month or, when necessary for the interests of our company, when called by at least three members or the chairman. Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, year of birth, positions, dates of election and brief biographies of the members of our Board of Directors as of the date of this annual report:

Director	Year of Birth	Position	Date of First Mandate	Date of Election
Karla Bertocco Trindade	1976	Chair – Member	May 4, 2023	September 27, 2024
Anderson Marcio de Oliveira	1982	Member	May 8, 2023	September 27, 2024
Augusto Miranda da Paz Júnior	1958	Member	October 1, 2024	September 27, 2024
Claudia Polto da Cunha	1967	Member	October 1, 2024	September 27, 2024
Gustavo Rocha Gattass	1975	Independent Member	April 26, 2024	September 27, 2024
Alexandre Gonçalves Silva	1945	Independent Member	October 1, 2024	September 27, 2024
Mateus Affonso Bandeira	1969	Independent Member	October 1, 2024	September 27, 2024
Tiago de Almeida Noel	1990	Member	October 1, 2024	September 27, 2024
Tinn Freire Amado	1976	Member	October 1, 2024	September 27, 2024

Alexandre Gonçalves Silva holds a degree in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro. He has been a board member of EMBRAER since 2011 and has served as its Chair since 2012. Mr. Silva was President of GE Brazil (2001-2007), President of GE CELMA (1989-2001), Engineer at CTA (1974-1976), Manager at Motortec (1976-1989), and Engineer at VARIG (1968-1974). The board member is independent, in accordance with Articles 16, 17, and 25 of the Novo Mercado Listing Regulation, and Article 6 of Annex K of CVM Resolution 80. Additionally, he declares that he is not a politically exposed person as defined by applicable regulations and does not hold positions in other companies or third-sector organizations.

Anderson Marcio de Oliveira holds a degree in Law from the Universidade Católica de Pernambuco, a master’s degree in Public Law from the Universidade Federal de Pernambuco, and a master’s degree in Regulatory Law from Fundação Getúlio Vargas, as well as an LLM in State Law and Regulation from Fundação Getúlio Vargas. Additionally, he has training from the Harvard Kennedy School in “Creating Collaborative Solutions: Innovations in Governance” and “Infrastructure in a Market Economy: Public-Private Partnerships in a Changing World.” He was a member of the Fiscal Council of Nuclebrás (2021-2023) and the Santos Port Authority (2022-2023), Program Director at the Ministry of Mines and Energy, coordinating actions in the sectors of electric energy, oil and gas, and mining, including the capitalization of Eletrobras (2019-2023), Program Director of Investment Partnerships at the Presidency of the Republic, overseeing and structuring projects in the electric sector in the segments of generation, transmission, and distribution (2016-2019). Mr. Oliveira also worked as a lawyer at the National Bank for Economic Development (2010-2016). Currently, he is the Executive Secretary at the Secretariat of Environment, Infrastructure, and Logistics of the State of São Paulo and also a member of the Board of Directors of us (since 2023) and the Metropolitan Water and Energy Company (EMAE).

Augusto Miranda da Paz Junior has a sustained career in the multi-utilities sector. Since 2013, he has been the CEO of Grupo Equatorial, a holding company operating in the segments of Energy Distribution, Sanitation, Transmission, Telecom, Services, Distributed Generation, and Renewable Energies. Mr. Miranda is an Electrical Engineer graduated from the Federal University of Bahia, with a specialization in Maintenance Management promoted by Eletrobrás in partnership with PUC/RJ and the Federal School of Engineering of Itajubá/MG, and an MBA in Energy Business Management from FGV/SP. Before joining CEMAR (now Equatorial Maranhão), he held various positions at COELBA in the areas of Electric System Management. He joined the Equatorial group in 2004 as Engineering Director of CEMAR. From 2007, he served as Vice President of Operations until he assumed the Presidency of us in 2010 and became CEO of Grupo Equatorial in 2013. He led the planning, acquisition, and turnaround of companies in various segments. He is focused on results, team building, conflict management, knowledge of the multi-utilities market, and a strong willingness to take risks and handle pressures.

Claudia Polto da Cunha holds a degree in Law from the University of São Paulo, with a master’s degree from the same institution. She is currently a State Attorney and Advisor to the PGE Office, responsible for coordinating state-owned companies. Ms. Claudia Polto da Cunha was Director of Corporate Affairs at Companhia Paulista de Parcerias from 2006 to 2016, Deputy Attorney General of the State (2020-2022), and has served on various boards of directors: at Sabesp (2014-2016 and 2020-2023); as Chair of the Board of Directors of Companhia Paulista de Securitização; Board Member of Metrô and Board Member of EMTU, and is currently on the Board of Directors of EMAE. Ms. Claudia Polto is a certified board member by IBGC and has extensive experience in infrastructure, regulated sectors, corporate governance, and public corporate and business law.

Gustavo Rocha Gattass holds a degree in Economics from PUC-Rio. He is currently a Board Member of SABESP, PRIO S.A., Serena Energia S.A., and Canacol Energy LTD. Mr. Gattass served as a Board Member of Copasa S.A. (2017-2023), BR Distribuidora (2015-2016), and as an Alternate Board Member of Petrobras S.A. (2015-2016) and Sanepar (2017). He was the Head of the Corporate Analysis Department at Banco BTG Pactual from 2009 to 2015. He worked as a Corporate Analyst in the Oil and Gas, Energy, and Sanitation sectors at Icatu (1997-1998), UBS (1998-2009), and BTG Pactual (2009-2015).

Karla Bertocco Trindade holds a degree in Public Administration from Fundação Getúlio Vargas and a degree in Law from Pontifícia Universidade Católica de São Paulo, with a postgraduate degree in Administrative Law from the School of Law at Fundação Getúlio Vargas and participation in the Diversity Program in Boards of Directors from the Brazilian Institute of Corporate Governance. She is currently the Chair of the Board of Directors of Sabesp (since 2023) and the Coordinator of the Sustainability and Corporate Responsibility Committee, as well as the Strategy and New Business Committee (since October 2024). She is also a board member at VINCI, a French infrastructure company (since April 2025), a partner at Jive (formerly Mauá Capital) Investimentos (since 2020) and an independent board member and the coordinator of the audit committee at Orizon Valorização de Resíduos (since 2020). Ms. Bertocco served as an advisor to the Presidency of Sabesp (2003-2006), State Sanitation Coordinator (2007), Director of Institutional Relations at the Regulatory Agency for Sanitation and Energy of the State of São Paulo – ARSESP (2008-2010), General Director of the Regulatory Agency for Delegated Public Transport Services of the State of São Paulo – ARTESP (2011 to 2015), Undersecretary of Partnerships and Innovation (2015 to 2018), our CEO (2018), and Director of Government and Infrastructure at BNDES (2019). She also served as a board member and member of the regulatory and operational committee at Equatorial Energia (2022-2023), and as a board member of Companhia Riograndense de Saneamento – CORSAN (2020-2022), where she was also the Coordinator of the Innovation and Sustainability Committee.

Mateus Affonso Bandeira holds a degree in Computer Science from the Catholic University of Pelotas, a postgraduate degree in Finance and Management from Fundação Getúlio Vargas - FGV and Universidade Federal do Rio Grande do Sul - UFRGS, an MBA from The Wharton School – University of Pennsylvania, and completed the OPM – Owner and President Management Program at Harvard Business School. Mr. Bandeira has served as board member at Vibra Energia since 2019, Intelbras since 2022, and CVC Corp as board president and member since 2023. He served as board member of Marcopolo (2022-2025) and Oi S/A (2020-2024), serving also as CEO at Grupo Oi from January to December of 2024. He was CEO and Managing Partner at Falconi, a management consultancy (2011-2017), where he led the implementation of the partnership model and internationalization, opening companies in the USA and Mexico. He was a systems analyst, IT manager, and CIO. He became a public servant for the State in 1993 at the Treasury Department of Rio Grande do Sul. After working at the Ministry of Finance and the Federal Senate, he led the Treasury of the State of Rio Grande do Sul in 2007 and was appointed Secretary of Planning and Management in 2008. In 2010, he assumed the presidency of Banrisul (board member 2008-2011), resigning from this position in 2011.Tiago de Almeida Noel holds a bachelor’s degree in Economics. He is a partner at Opportunity, where he has served on the investment committee since 2020, having previously been a partner at Athena Capital from 2014 to 2020. He has been a board member of Equatorial Energia since 2021, serving as the coordinator of the Strategy and New Business Committee, a member of the Strategy and Innovation Committee, a member of the Operational Committee, and a member of the Statutory Audit Committee. He was a board member of Echoenergia Participações from 2022 to 2024.

Tinn Freire Amado holds a degree in Electrical Engineering from the Federal School of Engineering of Itajubá, with a master’s degree in Regulation Economics and Competition Defense from the University of Brasília. He is currently the Executive Director of Equatorial Energia. Mr. Amado was the CEO of Echoenergia (2022-2024) and Director of Regulation and New Business at Equatorial Energia (2008-2022). He also serves as a board member of various subsidiaries/controlled companies of Equatorial Energia.

Board of Executive Officers

Our Board of Executive Officers may consist of up to seven statutory executive officers, including a Chief Executive Officer, a Chief Financial and Investor Relations Officer, and the others without specific designation, all appointed by our Board of Directors for a two-year term, with permitted re-elections. Our Board of Executive Officers is composed exclusively of professionals with qualifications compatible with their duties and proven experience and capability in their respective areas. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Members of our Board of Executive Officers have individual responsibilities established by our Board of Directors and our bylaws.

As of the date of this annual report, we have three statutory executive officers: the Chief Executive Officer elected on September 24, 2024, by the Board of Directors and, the Chief Financial Officer and Investor Relations Officer and the Chief Engineering Officer elected on October 01, 2024 by the Board of Directors.

The following are the names, year of birth, positions, dates of election, and brief biographies of the members of our statutory executive officers as of the date of this annual report:

Statutory Executive Officer	Year of Birth	Position	Date of First Mandate	Date of Election
Carlos Augusto Leone Piani	1973	Chief Executive Officer	October 1, 2024	September 24, 2024
Daniel Szlak	1988	Chief Financial Officer and Investor Relations Officer	October 2, 2024	October 1, 2024
Roberval Tavares de Souza	1971	Chief Engineering Officer	January 31, 2023	October 1, 2024

Carlos Augusto Leone Piani has over 20 years of experience in investments, mergers, and acquisitions, and has held various executive positions. He served as president of HPX Corp, the first SPAC dedicated to the Brazilian market (2020-2023). He is currently a board member of Hapvida Participações e Investimentos and Modular Data Centers. Previously, he was chairman of the Board of Directors of Equatorial Energia and a board member of Vibra Energia. Additionally, he was the global head of the strategic initiatives and mergers and acquisitions team and president of the Canadian division of Kraft Heinz (2019) and President of Kraft Heinz Canada (2015-2018). He also served as President of PDG Realty (2012-2015) and was a partner and co-head of the Private Equity area at Vinci Partners (2010-2015). He served as President and CFO of Equatorial Energia and its subsidiaries (2004-2010) and as a mergers and acquisitions analyst and partner in the Illiquid Proprietary Investments area at Banco Pactual (1998-2004). Mr. Carlos Piani holds a degree in Business Administration from IBMEC/RJ and in Data Processing from PUC-Rio. He also holds the CFA Charterholder title from the CFA Institute and completed the Owners and President Management (OPM) Program at Harvard Business School.

Daniel Szlak holds a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, has training in Leadership and People Management from Insper, and participated in executive training programs at Singularity University in Santa Clara, California, and Harvard Business School. Mr. Szlak was the CFO of Combio (2023-2024), the largest thermal energy supplier in Brazil, where he was responsible for the areas of finance, information technology, shared services center, and procurement. At Kraft Heinz, where he worked between 2014 and 2023, he was the CFO for Latin America and Canada and CEO of the company in Venezuela. Mr. Szlak was also a board member of BR Spices (2022-2023). Before that, he was a consultant at IGC Partners and worked at Procter & Gamble Brazil.

Roberval Tavares de Souza has been our Director of Operations and Maintenance since April 2023 and was Metropolitan Director from February to April 2023. He holds a degree in Civil Engineering from the University of Mogi das Cruzes, with a specialization in Basic Sanitation Engineering from the School of Public Health at the University of São Paulo, an MBA in Business Management from Fundação Getúlio Vargas, and an extension course in Leadership in Innovation from the Massachusetts Institute of Technology. Mr. Souza is a sanitation consultant (2022), and worked at Sabesp between 1992 and 2021, holding various management positions such as Superintendent of the Central Business Unit, Superintendent of the Southern Business Unit, Manager of Interception and Isolated Systems in the Sewage Treatment Business Unit, Administrative and Financial Manager in the Sewage Treatment Business Unit, Regional Manager of Operations, Maintenance, and Commercial Area in the Eastern Business Unit. He was also president of the Paulista Institute of Excellence in Management (2012-2014) and president of the Brazilian Association of Sanitary and Environmental Engineering (2016-2020).

Additionally, our management team includes eight management executives, who report to the Chief Executive Officer. These non-statutory executive officers are Chief Operation and Maintenance Officer, Chief Customer and Technology Officer, Chief Corporate Services Officer, Chief People and Performance Officer, Chief Regulation and Power Procurement Officer, Chief Legal Officer, Chief Corporate Development Officer and Chief Corporate Affairs and Sustainability Officer.

The following are the names, year of birth, positions, and brief biographies of the members of our Management Executives as of the date of this annual report:

Management Executives	Year of Birth	Position
Débora Pierini Longo	1978	Chief Operation and Maintenance Officer
Denis Maia	1972	Chief Customer and Technology Officer
Gustavo do Valle Fehlberg	1973	Chief Corporate Services Officer
Josué Bressane Junior	1963	Chief People and Performance Officer
Luciane Godinho Domingues	1977	Chief Regulation and Power Procurement Officer
Maria Alicia Lima Peralta	1973	Chief Legal Officer
Rafael Costa Strauch	1976	Chief Corporate Development Officer
Samanta I. Salvador Tavares de Souza	1975	Chief Corporate Affairs and Sustainability Officer

Débora Pierini Longo holds a degree in Civil Engineering from Universidade Paulista, an MBA in Strategic Socio-Environmental Management from Fundação Instituto de Administração/Fundação Getúlio Vargas, and in Public-Private Partnerships and Concessions from Fundação Escola de Sociologia e Política de São Paulo, with an international module at the London School of Economics. She began her career at Sabesp in 1995 as an intern and since March 2023 has served as Executive Assistant to the Board. Before that, she was Superintendent of the Western Business Unit (2022-2023), Superintendent of the Northern Business Unit (2018-2021), Department Manager of the Butantã Regional Management Unit (2015-2018), Division Manager of Large Consumers West (2013-2015), Technical Planning Manager in the Western Business Unit (2010-2013), among others.

Denis Maia holds a degree in Computer Engineering from the Pontifical Catholic University of Rio de Janeiro, with executive education from INSEAD in Business Administration and Management and Blue Ocean Strategy. He was a Professor in Business Planning at the Pontifical Catholic University of Rio de Janeiro in the Department of Informatics and Instituto Gênesis. He founded Choice Technologies, a revenue assurance software company for utilities, in which he served as Chairman and CEO. He led the company in its international expansion from Latin America to Asia. He previously helped Brazilian utilities companies such as Equatorial, Light, Cemig, NeoEnergia, Enel, as well as large international conglomerates such as Grupo EPM (Colombia, Panama and El Salvador), Saudi Electricity and Tata Power (India), which won international awards including Best Global Digital Transformation (in relation to Grupo EPM) and Best Global Data Analytics Project (in relation to Saudi Electricity.). Since 2023, he serves as Vice President of Corporate Development at Bemobi (BMOB3).

Gustavo do Valle Fehlberg holds a degree in Engineering from the Pontifical Catholic University of Rio de Janeiro, an MBA in Business Management from Fundação Getúlio Vargas, and an MBA in Strategic Marketing from Ibmec. He was CEO of MobiTech Locadora de Veículos (February 2022 – March 2023), Executive Director of Burger King Brazil (2011-2022), and Superintendent of BRMalls (2009-2011), where he was also Corporate Manager for New Business and Revitalizations (2011-2011). Before that, Mr. Fehlberg was Managing Partner of Outback Brazil and Starbucks in Brazil (2008-2009) and General Manager of Companhia Energética do Maranhão – CEMAR (2004-2008). Josué Bressane Junior holds a degree in Psychology from the Pontifical Catholic University of Campinas, a postgraduate degree in Human Resources from PUC RJ, an MBA in Business from COPPEAD, Rio de Janeiro, executive training in the advanced human resources program from the Ross School of Business, Michigan, USA, and is also an internationally certified coach by Columbia University, USA. Mr. Bressane has over 30 years of experience in strategic people management, strategic planning, guidelines and goal management for results, and integration of companies in Latin America and Europe. He has worked in various companies as an executive in People and Management, including Ambev, Sony Music, Grupo Ultra, AGV Logística, and CBC. As a people strategy consultant, he was a founding partner of GEMTE consultancy and a partner at Falconi Gconsidente, and more recently, he was a founding partner of Gtr3s Consultoria em Gente, Gestão e Governança and is currently a partner at B2People Executive Search since August 2018. He also worked at LHH as Consulting Director of the Performance Management practice (2018-2022). He is also a senior advisor in people and management in various public and private companies, having served as an external senior advisor at Vibra Energia (2020-2022), CVC Corp (2023-2024), and investees of the Opportunity Fund (since 2022). Additionally, Mr. Bressane acts as a mentor for young people at ISMART in career guidance (since July 2020) and a business mentor at Endeavor (since August 2018).

Luciane Godinho Domingues holds a degree in Administration with an emphasis on Finance from the Federal University of Rio Grande do Sul – UFRGS, a postgraduate degree in Economics from Fundação Getúlio Vargas – FGV and an Executive MBA in Finance from INSPER. She developed her career in the electricity sector with strong skills in business development, economic-financial assessment, regulatory analysis, project structuring and analysis, negotiation of robust contracts and development of multidisciplinary teams. Ms. Domingues worked at Grupo Gerdau S/A as a Trainee and Financial Advisor (2005-2008); M&A Specialist and Senior FP&A Analyst at AES Eletropaulo (2008 to 2012); Strategic Planning Coordinator and New Business Consultant (2012-2014) at the Votorantim Energia group (currently Auren); M&A and Business Assessment Manager at Alupar Investimentos S.A. (2014-2017); and Director4 of M&A and New Business at Equatorial Energia S.A. (2017-2024).

Maria Alicia Lima Peralta holds a degree in Law from the Pontifical Catholic University of Rio de Janeiro and is trained as an Administration and Corporate Governance Counselor by the Brazilian Institute of Corporate Governance – IBGC. She was Director of Institutional Relations, Communication, ESG and Diversity at Grupo Carrefour Brasil (2022-2024), Global Legal Vice President at UnitedHealth Group and Legal Director at Amil (2016-2019), Legal Director and Director of Institutional Relations at Souza Cruz (2010-2016).

Rafael Costa Strauch holds degrees in Economics from UFRJ and Administration from IBMEC, with an emphasis on Finance. He holds a master’s degree in Economics from Fundação Getúlio Vargas – FGV/RJ. He was a career employee at BNDES since 2004, where he held several executive positions. He has extensive experience in the analysis and structuring of financing for long-term projects, as well as in capital markets and data science. He was Chief of Staff at Sabesp (January 202 – October 2024).

Samanta I. Salvador Tavares de Souza holds a degree in Business Administration with an emphasis on Foreign Trade from the Methodist University of São Paulo. She has a postgraduate degree in Accounting and Financial Administration from Fundação Armando Alvares Penteado – FAAP, an extension in Marketing from Fundação Getúlio Vargas – FGV, an Executive MBA from FIA/USP – São Paulo and a degree in Business Administration from Columbia University in New York. Ms. Souza was the Undersecretary of Water Resources and Basic Sanitation of the State of São Paulo (2023-2024). She has worked at Sabesp for over 25 years, where she was Executive Assistant to the Board, Head of Customer Experience, and worked in various areas of the company such as Integrated Planning Water, Sewage, Commercial, Large Consumers, Controlling and Accounts Payable.

B.	Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our Board of Directors, members of our Fiscal Council and our executive officers. According to CVM Regulation, we have to periodically disclose certain information on the aggregate compensation such as averages and fringe benefits.

In the years ended December 31, 2024, 2023 and 2022, the aggregate compensation, including taxes, social contribution charges and benefits-in-kind granted that we paid to members of our Board of Directors, Board of Executive Officers and Fiscal Council for services in all capacities was R$11.3 million, R$10.5 million and R$7.5 million, respectively.

The table below sets forth the breakdown of the total compensation received by our directors and members of our Board of Executive Officers and Fiscal Council and other data related to their compensation for the periods indicated:

	2024	2023	2022
	(R$ in thousands)
Total compensation per administrative body
Board of Directors	2,274	2,185	1,872
Board of Executive Officers	8,577	7,919	5,345
Fiscal Council	478	354	331
Total amount of compensation	11,308	10,458	7,548
Number of members (individuals)
Board of Directors	10.50	11.33	10.75

Board of Executive Officers	6	5.50	5.58
Fiscal Council	4.67	4.08	4.83
Fixed annual compensation
Salary
Board of Directors	1,750	1,968	1,440
Board of Executive Officers	4,003	3,464	2,729
Fiscal Council	368	272	255
Direct and indirect benefits
Board of Directors	524	503	432
Board of Executive Officers	2,169	1,991	1,311
Fiscal Council	111	82	76

Variable compensation
Bonus
Board of Directors	-	-	-
Board of Executive Officers	2,300	2,073	1,305
Fiscal Council	-	-	-
Maximum amount of compensation
Board of Directors	298	164	234
Board of Executive Officers	1,614	1,736	974
Fiscal Council	77	57	68
Minimum amount of compensation
Board of Directors	186	138	140
Board of Executive Officers	1,614	924	959
Fiscal Council	7	57	68
Average amount of compensation
Board of Directors	216	193	174
Board of Executive Officers	1,429	1,440	957
Fiscal Council	102	87	68

At our Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2025, our shareholders approved the amount of R$65.7 million in aggregate compensation payable to the members of our Board of Directors, Fiscal Council and Board of Executive Officers in 2025. The remuneration proposal for 2025 is aligned with the new Remuneration Policy approved by the Board of Directors on March 24, 2025, included in this document as Exhibit 97 to this Annual Report.

On Apil 29, 2025, our shareholders approved our Restricted Shares Plan and our Performance Shares Plan which are key components of our long-term incentive program which is designed to align the interests of our Executive Officers with our long-term objectives, particularly the Universalization Target.

 Incentive Plans

Restricted Shares Plan

 The Restricted Shares Plan involves granting restricted shares to eligible participants, which vest over a specified period based solely on time-based conditions, without performance metrics. The intention of the plan is to promote retention and encourage sustained commitment to our strategic goals, especially those outlined in the Concession Agreement for URAE-1. This plan incentivizes long-term commitment by tying share vesting to continued employment, with the potential for early vesting linked to achieving critical Universalization Targets. The main terms of such Plan are:

•	Eligibility: Statutory officers, employees and service providers of us or our subsidiaries may be selected by the Board of Directors to participate in this Plan.
•	Vesting Period: The acquisition of the right to the restricted shares will be conditioned on the participants being continuously bound as our officers, employees or service providers for a total vesting period of 4 years, with 25% of the right acquired each year from the grant date. The vesting period for the Chief Executive Officer is structured over eight years, with a gradual vesting schedule, specifically: 5% after 1 year, 10% after 2 years, 15% after 3 years, 20% after 4 years, 20% after 5 years, 15% after 6 years, 10% after 7 years, and 5% after 8 years.
•	Acceleration Clause: Vesting may be accelerated in October 2030 if the Universalization Factor (“U Factor”) goals, as defined in the Concession Agreement for URAE-1, are met, allowing all unvested restricted shares to vest fully if the participant remains employed by us.
•	Grant Allocation: In 2025, restricted shares constitute up to 35% of the total share-based long-term incentive grant, with the remaining 65% allocated to performance shares.

•	Condition: Vesting is contingent on the participant remaining employed us throughout the vesting period, thus ensuring retention.
•	Accounting: The fair value of restricted shares granted in 2025 is part of our R$145.0 million aggregate value of our long-term incentive program, with expenses recognized from 2025 to 2032 (for the Chief Executive Officer) or 2025 to 2029 (for other Executive Officers). For 2025, the proposed limit for long-term variable compensation, including restricted shares, is R$18.6 million.

Performance Shares Plan

The Performance Shares Plan grants performance shares that vest over a five-year cycle, contingent on both time-based and performance-based conditions, specifically the achievement of the U Factor and Total Shareholder Return (“TSR”) targets. It incentivizes sustained performance and value creation for shareholders by linking share vesting to critical operational and financial metrics. This plan drives long-term performance by tying share vesting to the achievement of universalization goals and shareholder value creation, ensuring alignment with our strategic priorities. The main terms of such Plan are:

•	Eligibility: Statutory officers, employees and service providers of us or our subsidiaries may be selected by the Board of Directors to participate in this Plan.
•	Vesting Period and Structure: The plan operates over a five-year vesting cycle (2025–2030), with shares divided into 5 lots: Lot 1 (15.38%), Lot 2 (15.38%), Lot 3 (15.38%), Lot 4 (23.08%), and Lot 5 (30.78%) of the total target amount. Vesting is assessed annually based on performance metrics, with shares vesting partially each year if conditions are met. For the Chief Executive Officer, shares are transferred only at the end of the five-year cycle, while for other officers, shares are transferred annually after performance measurement.
•	Performance Conditions:

U Factor: The primary U Factor indicator is measured annually to assess progress in reaching the universalization goals set by the Concession Agreement for URAE-1. Vesting ranges from 0% to 100% of each lot’s target amount based on U Factor achievement:

o	0.0% < U Factor ≤ 1.0%: 100% vesting.
o	1.0% < U Factor ≤ 3.0%: Linear interpolation between 0% and 100%.
o	U Factor > 3.0%: 0% vesting.
•	TSR (Total Shareholder Return): Total Shareholder Return is measured annually to potentially increase vesting from 100% to 150% of each lot’s target amount:
o	TSR ≤ IPCA + 9.0%: 100% (no increase).
o	IPCA + 9.0% < TSR ≤ IPCA + 13.0%: Linear interpolation between 100% and 150%.
o	TSR > IPCA + 13.0%: 150% (maximum).
•	Employment Condition: Participants must remain employed by us until the U Factor determination date for each lot to receive vested shares.
•	Grant Allocation: In 2025, performance shares constitute at least 65% of the total share-based long-term incentive grant, with the remaining 35% allocated to restricted shares.
•	Accounting: The fair value of performance shares granted in 2025 is part of the R$145.0 million aggregate value of our long-term incentive program, with expenses recognized from 2025 to 2029. For 2025, the proposed limit for long-term variable compensation, including performance shares, is R$18.6 million.
•	Public Monitoring: U Factor updates are audited annually by ARSESP.

 For further details about our incentive plans, see our Form 6-K furnished to the SEC on April 11, 2025, which is not incorporated by reference herein.

C.	Board Practices

The members of our Board of Directors are elected at an annual shareholders’ meeting to serve a two-year term and such term may be renewed without limitation. Our Board of Directors ordinarily meets once a month or when called by a majority of the directors or the chairman. For more information, see “Item 6.A. Directors and Senior Management—Board of Directors.”

The meetings of our Board of Executive Officers are generally held once a month or whenever called by our Chief Executive Officer or by two officers without specific designation jointly. For more information, see “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

None of our directors and/or statutory executive officers is a party to an employment contract providing for benefits upon termination of employment.

Fiscal Council (Conselho Fiscal)

Our Fiscal Council, which is established on a permanent basis, consists of a minimum of three and a maximum of five sitting members and the same number of alternates. Our Fiscal Council currently consists of five sitting members and five alternates. All the current members of our Fiscal Council were elected at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2025, with a term until the Ordinary General Meeting following his election, with re-election permitted.

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

The following are the names, year of birth, position, date of election, and brief biographies of the current and alternate members of our Fiscal Committee as of the date of this annual report:

Fiscal Council Members	Year of Birth	Position	Date of First Mandate	Date of Election
Aristóteles Nogueira Filho	1985	Member	October 1, 2024	April 29, 2025
Gisomar Francisco de Bittencourt Marinho	1964	Member	April 26, 2024	April 29, 2025
Hamilton Valente da Silva Junior	1976	Member	October 1, 2024	April 29, 2025
Maria Salete Garcia Pinheiro	1955	Member	October 1, 2024	April 29, 2025
Diego Allan Vieira Domingues	1983	Member	April 30, 2025	April 29, 2025
Dorgival Soares da Silva	1956	Alternate	October 1, 2024	April 29, 2025
Vanderlei Dominguez da Rosa	1963	Alternate	October 1, 2024	April 29, 2025
Adilson Celestino de Lima	1963	Alternate	October 1,2024	April 29, 2025
Marizio Martins da Costa	1952	Alternate	April 30, 2025	April 29, 2025
Fábio Aurélio Aguilera Mendes	1978	Alternate	April 30, 2025	April 29, 2025

Aristóteles Nogueira Filho has extensive professional experience in the financial sector, with expertise across various industries, including oil and gas, commodities, and consumer goods. He began his career in the financial market in 2006, holding positions at Santander, Société Générale, and Safra. More recently, he has held roles at major Brazilian asset management firms such as Opportunity, Truxt, and XP, focusing on equity analysis and portfolio management. He holds a degree in Engineering from the State University of Campinas (UNICAMP) and a specialization in Mechatronic Engineering from the École Nationale Supérieure d’Arts et Métiers (ENSAM). He possesses several certifications, including CFA, CGA, CPA-20, and CNPI, and has completed courses in business analysis (Massachusetts Institute of Technology), corporate law (Fundação Getulio Vargas), board development (Fundação Dom Cabral), and Fiscal Council (IBGC). Aristóteles has served as a fiscal council member at CELPE and is a board member of Instituto Ponte, an NGO focused on education.

Gisomar Francisco de Bittencourt Marinho holds a degree in Economics from the Federal University of Rio de Janeiro (UFRJ), with a postgraduate qualification in Economic Engineering and Industrial Administration (UFRJ); a master’s degree in Business Administration (COPPEAD/UFRJ); and an MBA in Electric Energy Business Management (FGV)., He served as Consultant (Project Director) at Galeazzi & Associados (2023-2024), and currently he serves as a Fiscal Council Member (Principal) at Eletrobras and SABESP. Mr. Marinho was the Administrative and Financial Director and Investor Relations Officer at Light S.A. (2021-2022). He also served as the Financial Director and Investor Relations Officer at Log-In Logística Intermodal S.A. (2018-2020), and as Financial Director and Investor Relations Officer at UNIDAS S.A. (2011-2018).

Hamilton Valente da Silva Junior holds a degree in Engineering from the Military Institute of Engineering – IME, with a stint at the École Supérieure d’Électricité at Supélec and has an Executive MBA from COPPEAD/UFRJ. Currently, he is a Consulting officer and manager at Opportunity. In his professional journey, he served as Operations Director at Empresa Gestora de Ativos S/A (EMGEA) (2022-2023); Advisor to the President at the National Bank for Economic and Social Development (BNDES) (2020-2022); Director at the Secretariat of the Union’s Heritage (SPU) (2019-2020); and Board Member at the Energy Research Company (EPE) (2019-2020). Previously, he collaborated with companies such as CR2 Empreendimentos, Alcatel-Lucent, and Accenture, and co-founded companies operating in the real estate market.

Maria Salete Garcia Pinheiro is certified by the IBGC to serve on Boards of Directors and Fiscal Councils. She holds a degree in Accounting and an MBA in Finance from IBMEC (2001) and has completed a Business Training Programme at the University of Ontario, Canada. Currently, she serves as a full member of the Fiscal Council of Equatorial Energia S.A., Equatorial Pará Distribuidora de Energia S.A., and, since 2023, the Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D), also part of the Equatorial Group. She has been the Coordinator of the Audit Committee for HDI Seguros S.A. and Icatu Seguros S.A. since 2020.

Diego Allan Vieira Domingues holds a degree in Mechanical Engineering from Faculdade Industrial – FEI, a professional master’s degree in Economics from Fundação Getúlio Vargas – FGV, and is currently completing a postgraduate degree in Public Law and Public Management at the Damásio de Jesus Institution. He served as Chief of Staff at the Secretariat for Investment Partnerships (January 2023-December 2024). At the São Paulo State Department of Finance and Planning, he was Director of the Finance Department (June 2021-December 2022), and Coordinator of State Financial Administration (2018-2021). Mr Domingues has been a fiscal advisor to several companies, such as Empresa Paulista de Planejamento Metropolitano S/A – EMPLASA (April 2018-December 2020), Companhia Paulista de Obras e Serviços – CPOS (April 2019-March 2020), Companhia Paulista de Securitização – CPSEC (May 2020-March 2023), and Companhia Paulista de Trens Metropolitanos – CPTM (May 2023-October 2024). Currently, he is the Executive Secretary at the Secretariat for Investment Partnerships (from December 2024), a Board Member of Desenvolve SP – São Paulo State Development Agency (from May 2023), and of Empresa Metropolitana de Transportes Urbanos de São Paulo – EMTU (from October 2024).

Adilson Celestino de Lima holds a degree in Accounting from the Catholic University of Pernambuco, with a specialization, master’s, and doctorate in Administration/Finance from the universities of Pernambuco, Federal University of Paraíba, and Federal University of Pernambuco. Currently, he is an associate professor at the Federal Rural University of Pernambuco and a consultant in the areas of Valuation and M&A. Mr. Celestino teaches at both undergraduate and master’s levels and served as Director of Operations Planning and Controllership at Guaraves S/A (2017-2022). He was the Technical Director at MTA Consultoria e Treinamento (2010-2017). He also taught at the Catholic University of Pernambuco (2000-2015). He has worked with companies such as J. Macedo Alimentos, Elekeiroz Indústria Química, White Martins, and Ernst & Young, among others.

Dorgival Soares Da Silva holds a degree in Business Administration from the University of Pernambuco in 1981 and completed a postgraduate degree in Financial Administration from the same university in 1983. He holds an International Executive MBA from FIA-USP (1999) and an Executive MBA in Finance from IBMEC/INSPER-SP (1995). Additionally, he has a specialization in Mergers and Acquisitions from Insper, Judicial Recovery of Companies from Insper, Corporate Governance from Fundação Dom Cabral, Logistics from Fundação Getúlio Vargas – FGV-SP, 2000, and e-Business from Asit Coppe-UFRJ.

Vanderlei Dominguez da Rosa holds a degree in Accounting from the Federal University of Rio Grande do Sul – UFRGS (1990) and is registered with the Regional Accounting Council of the State of Rio Grande do Sul under number 45.758/O-1. He worked as an independent auditor (1988-2016) and was a partner at HB Audit – Auditores Independentes (1994-2016). He has been serving as a member of Fiscal Councils since April 2000 in various publicly traded companies. Currently, he is a member of the fiscal council for Odontoprev S.A. since April 2007 (Principal), WEG S.A. since April 2014 (Principal) and from April 2013 to April 2014 (Alternate); (iii) Equatorial Energia S.A. since April 2015 (Principal); (iv) Equatorial Pará Distribuidora de Energia S.A. since April 2015 (Principal); (v) Equatorial Maranhão Distribuidora de Energia S.A. since April 2015 (Principal); (vi) Valid Soluções S.A. since April 2016 (Principal) and from April 2015 to April 2016 (Alternate); (vii) Triunfo Part. e Investimentos S.A. since April 2018 (Principal) and from April 2011 to April 2014 (Principal); (viii) CEEE-D since July 2021 (Principal); (ix) Lojas Renner S.A. since October 2020 (Alternate); and (x) Petróleo Brasileiro S.A. starting from April 2024 (Alternate); and (xi) he is a member in our Fiscal Council since October 2024 as an alternate.

Marizio Martins da Costa holds a degree in Accounting from the Associação de Ensino Unificado do Distrito Federal – AEUDF, a postgraduate degree in Public Administration from Fundação Getúlio Vargas and was a Board Member of the Regional Accounting Council of the Federal District (1990-1994). He began his career as a Federal Internal Control Auditor at the National Treasury Secretariat and as an office assistant in Patos de Minas where he qualified as an Accounting Technician. In Brasília, his activities were divided between the private sector in Construction and Sanitation where he served as chief accountant, a member of the Fiscal Council of Polienge S/A, and later joined the Federal Public Service where he worked in the Internal Control area of the Ministry of Health, Ministry of Federal Administration and State Reform, and Ministry of Science and Technology. He currently works in training for public servants throughout the Brazilian Public Administration through direct contracts or with a consulting and training company.

Fábio Aurélio Aguilera Mendes graduated in Law from the Faculty of Law of Itu and is currently Chief of Staff at the Secretariat of Environment, Infrastructure and Logistics since December 2022. He has been a member of the Eligibility and Advisory Committee of CETESB since 2019, and an alternate member of the Fiscal Council of Companhia Paulista de Securitização – CPSEC since 2023. Mr Mendes was a Technical Advisor at the Environmental Company of the State – CETESB, (April 2012-December 2022), and a member of various boards and committees, including the Administrative Board of Traffic Infraction Resources of the State of São Paulo – JARI (2023-2024), the Eligibility and Advisory Committee of Empresa Metropolitana de Águas e Energia – EMAE (2019-2024), the Eligibility and Advisory Committee of SABESP (2019-2024), and the Environmental Compensation Chamber of the State of São Paulo (2019-2023).

Audit Committee

Our bylaws provide for an Audit Committee to be comprised of a minimum of three and a maximum of five members and: (i) at least one member must be an independent member of the Board of Directors; (ii) at least one member must not be a member of the Board of Directors and must be chosen among professionals with renowned reputation in the market and have significant experience in matters within their competence; (iii) at least one member must have recognized experience in corporate accounting matters, under applicable regulation, and (iv) the majority of the members must be independent, according to the independence requirements provided for in CVM Resolution 23/2021, in addition to cumulatively meeting the requirements of (i) independence, (ii) technical knowledge; (iii) time availability; and (iv) identification and/or compliance with applicable exemptions, in accordance with the rules of SEC and the NYSE. The participation of our executive officers, and those of our subsidiaries, affiliated companies, or companies under common control in the Audit Committee is prohibited. Our Board of Directors determined that Mateus Affonso Bandeira qualifies as a Coordinator and as Financial Expert under the SEC rules. The current members were appointed by the Board of Directors. The Audit Committee is mainly responsible for assisting and advising the Board of Directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and Consolidated Financial Statements. The Audit Committee is also responsible for supervising all matters relating to the Code of Conduct and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related party’s transaction policy. The Audit Committee and its members have no decision-making powers or executive functions. The Audit Committee has operational autonomy and its own budget approved by the Board of Directors, in accordance with applicable regulations and the Novo Mercado Listing Regulation. For more information, see “Item 16.D. Exemptions from the Listing Standards for Audit Committees.”

The minimum availability required from each member of the Audit Committee is thirty hours per month. Under our bylaws, the members of the Audit Committee, who are also members of the Board of Directors, have to exercise the function of member of the Audit Committee for the duration of their respective term of office on the Board of Directors. The members of the Audit Committee may be reappointed up to two times in their terms of office. In the event that an Audit Committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the Audit Committee at least three years from the end of such member’s term.

We currently have four members on our Audit Committee. The following are their names, positions, and dates of election as of the date of this annual report:

Audit Committee Members	Position	Date of First Mandate	Date of Election
Mateus Afonso Bandeira	Coordinator and Financial Expert	November 8, 2024	October 1, 2024
Gustavo Rocha Gattass	Member	November 8, 2024	October 1, 2024
Saulo de Tarso Alves de Lara(1)	Member	November 8, 2024	November 8. 2024
Eduardo Person Pardini(1)	Member	November 8, 2024	November 8, 2024

(1) External members

The meeting of the Board of Directors held on October 1, 2024, elected two members of the Audit Committee: Mateus Affonso Bandeira and Gustavo Rocha Gattass. The meeting of the Board of Directors held on November 8, 2024, elected the two remaining members of the Audit Committee: Eduardo Person Pardini and Saulo de Tarso Alves de Lara.

For more information on Matheus Affonso Bandeira and Gustavo Rocha Gattass, see “Item 6.A. Directors and Senior Management—Board of Directors.”

Eduardo Person Pardini holds a degree in Accounting Sciences from the University of Economic Sciences of São Paulo, a postgraduate degree in Administration with an emphasis on Finance from Fundação Álvares Penteado and training in various extension courses in Brazil and abroad, such as Business Strategy by Wharton Business School at the University of Pennsylvania, Corporate Management at Fundação Getúlio Vargas, Ethics and Corporate Governance at Milliken University and Innovation at the Massachusetts Institute of Technology. He is currently a principal partner at CrossOver Consulting & Auditing. He is also Executive Director of the Internal Control Institute chapter Brazil, member of the Audit Committee of Companhia de Saneamento de Santa Catarina and a professor of risk-based auditing in the MBA course at Escola de Negócio Trevisan. Mr. Pardini was an independent member of our Board of Directors from May 2023 to September 2024, as well as a member of the Audit Committee in the same period and is currently an external member of the Audit Committee. Mr. Pardini has more than 43 years of experience as an external and internal auditor, senior executive of multinational and national companies, teacher and speaker on auditing, internal controls, risk management and governance for government entities and private sector entities.

Saulo de Tarso Alves de Lara holds a degree in Business Administration from Fundação Getúlio Vargas and in Accounting from Faculdade Paulo Eiró. He also holds a graduate degree in Controllership and Finance from IMD – International Management Development. He started his career at Arthur Andersen as an external auditor and later worked in construction and the cement industry. In 1996, he became the CFO of an American packaging company, and, in 1998, he served as Director of Planning and Control at Cyrela Brazil Realty, where remained until 2010, when he took office as Director of Controllership at PDG Realty. He served as CFO at Greenwood Resource Brazil from 2013 to 2022 and as member of the Advisory Council of Global Timber Resources and Greenwood Brasil, from 2015 to 2024. He is also a Fiscal Council member at Equatorial Energia, Equatorial Maranhão, Equatorial Pará, and CEEE-RS.

Recent developments in the structure of the Board of Directors’ committees

On May 27, 2024, an Extraordinary General Shareholders’ meeting was held, at which important developments for our corporate structure were approved, including the creation of three statutory advisory committees designed to advise the Board of Directors in the supervision of our business and in decision-making, acting as auxiliary and advisory bodies. The statutory committees are: the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related Party Transactions Committee. The nomination of members for the statutory advisory committees is the responsibility of the Chairman of the Board of Directors, who must submit the nominations for approval by the Board of Directors.

In accordance with our bylaws, statutory committees should consist of at least 3 and at most 5 members, with one of them being a member of our Board of Directors and one of the members acting as the coordinator. The term of office of the members of the statutory or non-statutory advisory committees must coincide with the term of office of the members of the Board of Directors and, except in the event of resignation or dismissal, the terms of office are considered automatically extended until the election of the respective substitutes.

Eligibility and Compensation Committee

Since 2018, we have had a statutory committee responsible for supervising the process for the appointment and evaluation of members of our Board of Directors, Board of Executive Officers and Fiscal Council. At the Extraordinary General Shareholders’ meeting held on May 27, 2024, this committee became the Eligibility and Compensation Committee also assumed responsibilities regarding remuneration, including for our statutory and non-statutory committee members.

Members must have academic qualifications compatible with their responsibilities, or professional experience in the matters they are responsible for.

The following are the names, positions and dates of election of the members of our Eligibility and Compensation Committee:

Eligibility and Compensation Committee	Position	Date of First Mandate	Date of Election
Alexandre Gonçalves Silva	Coordinator	October 1, 2024	October 1, 2024
Mateus Affonso Bandeira	Member	October 1, 2024	October 1, 2023
Tiago de Almeida Noel	Member	October 1, 2024	October 1, 2024
Ana Silvia Corso Matte(1)	Member	November 7, 2024	October 1, 2024
Luiz Fernando Giorgi(1)	Member	November 7, 2024	October 1, 2024

(1) External members

For more information on Alexandre Gonçalves Silva, Matheus Affonso Bandeira and Tiago de Almeida Noel, see “Item 6.A. Directors and Senior Management—Board of Directors.”

Ana Silvia Corso Matte holds a law degree from UFRGS and a postgraduate degree in human resources from PUC-IAG. She has solid experience in executive positions, She has extensive experience in executive roles, having held C-level positions in companies such as CSN - Companhia Siderúrgica Nacional, Grupo Sendas, and Light S.A. Since 2013, she has served as a board member and member of advisory committees for board of directors, and has held mandates in companies like Cemig, Renova Energia, Vale, Copel, Eletrobrás, and Sabesp (for which she was a board member during the privatization phase of both companies). Currently, she is a Board Member at Norte Energia S.A. (Belo Monte) since January 2023 and is a member of the Sustainability Committee. She also rejoined the Board of Directors of Eletrobrás in April 2024, where she is part of the People and Sustainability Committees. She is certified as an Experienced Board Member by the Brazilian Institute of Corporate Governance (IBGC) (CCA+ class), where she also serves as an instructor for courses offered by the Institute. She has been a member of the People’s Committee since 2022. She is also the managing partner of Ana Silvia Matte Consultoria em Gestão Ltda. and an investor in startups. Additionally, she is a mentor for executives and actively participates in the Racial Equality Group of the organization “Mulheres do Brasil”. She has been a member of WCD - Women Corporate Directors for 6 years.

Luiz Fernando Sanzogo Giorgi has been a partner and founder of LFG – Governança & Gestão since 2005, in addition to being a member of the board of directors of TEADIT Group S.A., Be8 Group and NK Store. Additionally, he is part of the following committees: People, Culture and ESG of Grupo Globo; Remuneration of Banco Santander S.A.; People and Culture of Tigre S.A.; People and Governance of Martins Atacadista S.A.; and People and Governance of Grupo Rodobens S.A. He has extensive experience on the Board of Directors of companies such as Arezzo & CO S.A., Santher S.A., Grupo Vonpar S.A., J. Macedo Alimentos S.A., Empresas Concremat, Advertising Agency Heads and Vix Logísitica S.A. He has been a member of the HR Committees of several companies, including Sul América Seguros S.A. (2012-2023), Lojas Marisa S.A. (2014-2017) and Itautec S.A. (2013). Mr. Giorgi worked at the Suzano Group (2003-2005), as Executive Vice-President of Suzano Holding, as a member of the Management Committee of the Board of Suzano Papel e Celulose, as Executive Director of Suzano Petroquímica, and also an Advisor to Petroflex. Furthermore, he was president of Brazil at HayGroup and Partner of the World Group (1996-2003) at the same company. He also has experience at PWC and Embraer (1982-1988).

Sustainability and Corporate Responsibility Committee

The Sustainability and Corporate Responsibility Committee reflects our commitment to socio-environmental responsibility and the search for innovative solutions. Through this committee, we intend to integrate sustainable practices into all our operations, promoting innovation and competitiveness in a conscious way and aligned with the demands of contemporary society. Currently, the Sustainability and Corporate Responsibility Committee is responsible for integrating ESG aspects into our business strategy, as well as encouraging the adoption of the highest socio-environmental and governance standards in our corporate policies and procedures.

Among any material risks that may impact our valuation and reputation, as well as proposing preventive and mitigating measures, the Sustainability and Corporate Responsibility Committee is responsible for monitoring our structure and conditions to meet demands related to emergency situations and the impact of extreme weather events, in addition to the other duties provided for in our bylaws.

The following are the names, positions and dates of election of the members of our Sustainability and Corporate Responsibility Committee:

Sustainability and Corporate Committee	Position	Date of First Mandate	Date of Election
Karla Bertocco Trindade	Coordinator	October 1, 2024	October 1, 2024
Claudia Polto da Cunha	Member	October 1, 2024	October 1, 2024
Tinn Freire Amado	Member	October 1, 2024	October 1, 2024
Frederic Rozeira de Sampaio Mariz(1)	Member	November 7, 2024	October 1, 2024
Aurélio Fiorindo Filho(2)	Member	November 7, 2024	October 1, 2024

(1) External member.

(2) Employee’s representative.

For more information on Karla Bertocco Trindade, Claudia Polto da Cunha and Tinn Freire Amado, see “Item 6.A. Directors and Senior Management—Board of Directors.”

Frederic Rozeira de Sampaio Mariz. Mr. Mariz has a master’s degrees in Finance at ESSEC Paris, History at Sorbonne University, Political Science at Science Po. in Paris, Economic Policy at Columbia University in New York and a PhD in Finance at FEA-USP. He has more than 20 years of experience at banks and financial institutions. Since 2012, he has worked at UBS – Investment Bank, where he is currently responsible for Sustainable Finance for Latin America. Also at UBS, he held several positions as Head of Financial Institutions and Fintech in Latin America (2018-2022) and the Head of Financial Institutions in Latin America in the Equity Research area at UBS (2012-2018) and is ranked by Institutional Investors. Since 2017, he has been an Adjunct Professor of Sustainable Finance at Columbia University – SIPA in New York. Furthermore, he is the author and co-author of four books on Finance and Sustainability and has published numerous articles in academic journals. He has been an independent member of Wickbold’s Sustainability Committee since 2023, the Sustainability Committee of ANBIMA since 2022, and the Sustainability Committee of IBGC since 2024. He has worked as vice-president at JP Morgan (2007-2012), at Goldman Sachs in New York (2005-2007), at the United Nations in New York (2004) and at Deloitte in Paris (2002).

Aurélio Fiorindo Filho. Mr. Fiorindo Filho holds a degree in Civil Engineering from Camilo Castelo Branco University and in Business Administration from Universidade Paulista – UNIP. He has a specialization in Basic Sanitation Engineering from the Faculty of Public Health at USP, an MBA – Administration for Engineers from Instituto Mauá de Tecnologia, a specialization in Project Management from Fundação Vanzolini and an MBA in Business Management from FIA USP. He has been an employee since 1992, working as Manager in several areas, mainly linked to the execution of works, maintenance and operation of water supply and sewage systems, commercial services and customer service, billing and collection. He currently holds the position of Department Manager for Maintenance Development. He worked at ATTEND Ambiental from 2020 to 2023 as member of the Board of Directors. At Sabesp he worked as Superintendent of the Metropolitan West – MO and Center – MC Business Units, (2015-2023), Department Manager – UGR – São Mateus (2011-2015), Division Manager – Maintenance Pole – São Mateus (2006-2011) Sector Manager of the Maintenance Poles (Mooca, Sé and Vila Mariana (2000-2006)).

Related Party Transactions Committee

We have a Related Party Transactions Committee, responsible for guiding the conduct of transactions with related parties and situations involving potential conflict of interest, aiming to preserve our interests and ensure full independence and absolute transparency, and must report to the Audit Committee where applicable. This committee is responsible for ensuring compliance with the criteria established the policies approved by our Board of Directors, analyze and give an opinion on any transactions that characterize a transaction with a related party and the impact of its execution, including as regards: (a) reputational risks; (b) performance under market conditions, on a commutative basis or with the appropriate compensatory payment; (c) the duly substantiated justifications for carrying out transactions that are not classified as under commutative and market conditions and the need for compensatory payment, and opine on situations involving potential conflicts of interest in transactions with related parties, when any manager, shareholder or other governance agent of ours is not independent in relation to the matter and may influence or make decisions motivated by particular interests or interests distinct from ours.

The Related Party Transactions Committee is composed of at least three and at most five members, one of whom shall be an independent Board member and who will also be its coordinator, and the others shall be external members of recognized reputation in the market, with no employment or statutory ties to us, and with relevant experience in matters related to their competence. The following are the names, positions and dates of election of the members of our Related Party Transactions Committee:

Related Party Transactions Committee	Position	Date of First Mandate	Date of Election
Alexandre Gonçalves Silva	Coordinator	March 7, 2025	October 1, 2025
Eduardo França de La Penã(1)	Member	March 7, 2025	February 27, 2025
Everson Zaczuk Bassinello(1)	Member	March 7,2025	February 27, 2025

(I) External member.

For more information on Alexandre Gonçalves Silva, see “Item 6.A. Directors and Senior Management—Board of Directors.”

Eduardo França de La Peña holds a degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro and an MBA from the University of Michigan. He has been founding partner and manager at Alis Investimentos since 2023. Throughout his career, he has gained significant experience in the financial and capital markets. He served as Managing Director – Head of ECM and Financial Sponsors Coverage at Credit Suisse (2018-2022), Director – ECM & Financial Sponsors Coverage at BTG Pactual (2017-2018), and was a partner at Brasil Plural (now Genial) (2009-2017). He also worked at Corretora Flow (2007-2009) and Itaú Asset (2006-2007). His experience further includes positions at Banco Modal (2004-2006) and Banco Santander / Bozano, Simonsen (1997-2004). Currently, Mr. Eduardo is a member of the Fiscal Council of Espaçolaser. He was a member of our Board of Directors (2024) and has also served as a representative on the Board of Directors of companies invested in by FIP Brasil Energias Renováveis, including Eólicas do Sul, Bons Ventos da Serra, and RBO Energia.

Everson Zaczuk Bassinello holds a degree in Mechanical Engineering from the Federal University of Itajubá and a postgraduate degree in Business Administration from Fundação Getúlio Vargas. He also completed an Executive MBA in-company at Business School São Paulo, a specialization in Corporate Governance at the Kellogg School of Management, and Board Member training at the Brazilian Institute of Corporate Governance (IBGC). Since 2024, he has been an Independent Member of the Risk and Internal Controls Committee at Uisa. With over 20 years of experience in GRC (Governance, Risk, and Compliance), his career includes key roles such as Risk Management and Internal Controls Coordinator at Votorantim, General Manager of Governance, Audit, Risk, and Compliance at Fibria Celulose (now Suzano Celulose), Board Member and Audit Committee Member at Veracel, and Vice President of Risk & Continuity, Controls & Access, Compliance & Privacy, and Audit & Loss Prevention, serving as CCO, CRO, and CAE at Braskem. Additionally, he served as Audit and Compliance Committee Coordinator at Braskem Idesa and Compliance Committee Coordinator at Cetrel.

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

In order to identify the training needs of our employees and establish training and development plans, we maintain the Sabesp Corporate University (Universidade Empresarial Sabesp – “UES”). In its planning, UES includes the necessary training for technical responsibilities to ensure the company’s operational efficiency, mandatory courses in accordance with current legislation, competency development programs, and leadership development aimed at promoting a culture of innovative leadership that leads to actions focused on establishing a new organizational culture, with a greater focus on results, innovation, and competitiveness. In addition, to develop and stimulate the culture of innovation and entrepreneurship through the generation and sharing of employee ideas, we hold the Sabesp entrepreneur award from time to time.

As of December 31, 2024, we had 10,512 full-time employees (disregarding the 36 employees working for labor unions and the 4 employees working for a Sociedade de Propósito Específico (“SPE”)), no interns and 397 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, as amended.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

As of December 31,
	2024	2023	2022
Number of employees by category of activity:
Projects and operations	7,484	7,455	9,037
Administration	1,832	2,005	1,906
Finance	174	216	362
Marketing	1,022	1,493	995
Number of employees by corporate division:
Head office	871	687	1,426
São Paulo metropolitan region	5,163	5,651	5,586
Interior and coastal region	4,478	4,832	5,287
Total number of employees	10,512	11,170	12,299

The average tenure of our employees is approximately 21.9 years. We believe that our relations with our employees are generally satisfactory.

Approximately 58% of all our employees are members of unions, although all our employees are covered by the collective bargaining agreements of the union that represents them. The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo (“Sintaema”); (ii) the Union of Workers in Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira; (iii) the Union of Engineers of the State of São Paulo; (iv) the Union of Attorneys of the State of São Paulo; and (v) the Union of Industrial Technicians of the State of São Paulo.

In 2024, a collective labor agreement was signed, effective until April 2026 (save for its economic clauses, which are still under negotiation) resulting in: (i) a salary increase of 2.77% (corresponding to the adjustment for inflation during the period); (ii) a 2.77% increase in meal vouchers; (iii) a 2.77% increase in food assistance; (iv) a 2.77% increase in childcare assistance; (v) continuation of the provision from the 2023/2024 collective labor agreement that guarantees employment for 98% of our employees; and (vi) maintenance of the Christmas food allowance on an exceptional basis.
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

In 2023, in order to streamline our operations, we launched a voluntary dismissal program (“IDP”) to gradually reduce the number of employees in accordance with our budgetary resources. This program allowed us to pass on knowledge, preventing our activities from being disrupted. A total of 1,854 employees joined the IDP, and as of December 31, 2023, 954 of our employees left the company. The IDP accounted for 81% of our dismissals for the year ended December 31, 2023, and the remainder were part of our normal course of business. In 2024, 916 employees left the company under the IDP. We also launched a new voluntary dismissal program in December 2024, which, by the end of the registration period on December 31, 2023, had 2,039 employees enrolled. The dismissals will take place from February to July 2025.

In addition, as provided for in State Law No. 17,853/2023, we cannot terminate without cause any of our direct employees for a period of 18 months, counted from the date of the consummation of our Privatization (July 27, 2024).

In 2024 and 2022 there were no strikes. In 2023, we experienced two strikes lasting one day each, which did not interrupt the essential services that we provide. In our 50 years, there has been no record of strikes that have caused the complete interruption of our activities. This is due to the fact that water treatment and supply and sewage collection and treatment services are classified as “essential activities”, which limits the right to strike in such a way that in the event a strike occurs, there must not be any interruption of essential services or activities. If the unions or employees fail to comply with this criterion, the strike becomes illegal, resulting in fines for the unions and the risk of termination for the employees involved.

To promote the health and safety of our employees, we maintain an occupational health and safety management system, which covers all our employees and is based on preventive and protective measures in order to avoid or minimize exposure of employees to the risks associated with work, as well as reducing or eliminating occupational accidents and diseases. In 2024, we recorded 103 accidents, with a frequency rate of 3.96 and a severity rate of 90. We recorded no deaths in 2024 and had no cases of employees on leave due to occupational diseases. The absenteeism rate recorded was 4.8%.

Profit Sharing and Pension Plans

We have established a pension and benefit fund to provide our employees with retirement and pension benefits. The plans of employees who joined up to December 1, 2019, are managed by Fundação SABESP de Seguridade Social (“SABESPREV”), and new employees joining from January 1, 2020, are managed by Fundação CESP, both closed supplementary pension entities in self-management mode. This pension plan provides benefit payments to former employees and their families. Both we and our employees make contributions. Our ordinary contributions to the pension plan totaled R$39.7 million, R$40.9 million and R$39.4 million in the years ended December 31, 2024, 2023 and 2022, respectively. In addition to the pension plan under SABESPREV and Fundação CESP, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESP, which we called a plan G0. Based on independent actuarial reports, as of December 31, 2024, our obligation under these both plans (G0 and G1) totaled R$1,931.1 million. For more information on our pension plans, see Note 24 to our 2024 Consolidated Financial Statements included in this annual report.

Beginning in 2020, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$181.4 million, R$97.5 million and R$96.2 million in the years ended December 31, 2024, 2023 and 2022, respectively. We do not have a stock-option plan for our employees.

E.	Share Ownership

As of December 31, 2024, less than 1% of our common shares were owned by our directors, members of our Fiscal Council and officers. For more information, see “Item 7.A. Major Shareholder.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

As of the date of this annual report, our outstanding capital stock consists of 683,509,868 common shares, without par value, and one special class preferred share (Golden Share) owned by the State of São Paulo. Generally, all of our shareholders, including the State, have the same voting rights. However, the State of São Paulo, due to its ownership of the Golden Share, has veto power over proposed changes to: (i) our name and headquarters; (ii) our corporate purpose of providing water and sewage services; and (iii) any provisions in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders. As of December 31, 2024, our subscribed and paid-in capital, totaling R$15,000,000, was composed of registered, book-entry shares with no par value, as follows:

December 31, 2024	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%
São Paulo State	123,036,669(1)	18.0	1(2)	100.0	123,036,670	18.0
Equatorial S.A.	102,526,480	15.0	-	-	102,526,480	15.0
Free Float	457,946,719	67.0	-	-	457,946,719	67.0
Total	683,509,868	100.0	1(2)	100.0	683,509,869	100.0
(1)	Considers 123,036,663 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.

(2) Special class preferred share.

In the U.S., our common shares, which are evidenced by ADRs, are listed in the form of ADSs on the NYSE. As of December 31, 2024, 10.5% of our outstanding common shares were held in the United States in the form of ADSs. According to the ADR Depositary’s records, which contain information regarding the ownership of our ADSs, there were, as of December 31, 2024, 21 recorded holders of ADSs in the United States.

B.	Related Party Transactions

Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which was our controlling shareholder, and we expect to continue to do so, including:

•	Rendering services: we provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business. Gross revenue from sales to the State of São Paulo, including State of São Paulo entities, totaled R$891.3 million for the year ended December 31, 2024, R$776.0 million for the year ended December 31, 2023 and R$622.0 million for the year ended December 31, 2022. Our accounts receivable from the State of São Paulo for sanitation services totaled R$123.1 million, R$120.4 million and R$96.7 million, as of December 31, 2024, 2023 and 2022, respectively.
•	Payment of pensions: pursuant to a law enacted by the State of São Paulo, certain former employees of some state-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments. These rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State of São Paulo, and are claimed by us as reimbursements from the State, as primary obligor. In the years ended December 31, 2024, 2023 and 2022, we made payments to former employees of R$178,9.0 million, R$189.7 million and R$186.7 million, respectively.

Government Guarantees of Financing

The São Paulo State, as our former Controlling shareholder, provided guarantees for some of our borrowings and financing in the past and does not charge any related fees. For additional information, see Note 18 of our Consolidated Statements.

Use of Reservoirs

Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) planned to receive credit and secure financial compensation for alleged past and future losses in electricity generation due to water collection. Additionally, we sought compensation for costs already incurred and those to be incurred for the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs utilised in our operations.

EMAE has a concession to produce hydroelectric energy using water from the same reservoirs. EMAE commenced various lawsuits against us in the past seeking compensation for the water we withdraw from these reservoirs. Those lawsuits have now been settled by way of an agreement between EMAE and us.

As of October 28, 2016, we entered into a settlement agreement to settle the disputes fully and completely. We will continue using the reservoirs. The settlement agreement settled the compensation arrangements between EMAE and our company. It requires us to pay the following amounts to EMAE:

•	R$46.3 million, plus inflation adjustments indexed to the IPCA index, payable in five annual installments from April 2017 through April 2022, plus
•	R$6.6 million, plus inflation adjustments indexed to the IPCA index, payable in 25 annual installments from October 2017 through October 2042.

As of December 31, 2024, the balance of the agreement totaled R$9.4 million and R$104.5 million (R$8.9 million and R$99.3 million as of December 31, 2023), recorded in Other Liabilities, under current and noncurrent liabilities, respectively.

As of August 2, 2024, the São Paulo State Government completed the sale of its equity interest in EMAE, which has not been considered a related party to us since that date.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State of São Paulo entities and municipalities. Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement PURA, which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us. These agreements are valid for a 12-month term with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We had personnel assignment agreements with entities related to the State of São Paulo government, under which the expenses were fully passed on and monetarily reimbursed. The expenses related to personnel assigned by us to other State of São Paulo government entities in the years ended December 31, 2024, 2023 and 2022 amounted to R$5.7 million, R$8.2 million and R$0.8 million, respectively.

In the years ended December 31, 2024, 2023 and 2022, we did not incur any expenses related to personnel assigned by other entities.

Non-operating Assets

As of December 31, 2024 and 2023, we had an amount of R$3.6 million related to a land and lending structures.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s Board of Directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation. Both we and our employees make contributions to SABESPREV pension plans. We contributed R$26.2 million, R$27.4 million and R$25.4 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Compensation of Management

As a result of our Privatization, we no longer have a controlling shareholder. Prior to our Privatization, the compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council elected by our former controlling shareholder was R$8.6 million and R$6.2 million in the years ended December 31, 2023 and 2022, respectively, and it refers to salaries and other short-term benefits management.

For more information on management compensation, see “Item 6.B. Directors and Senior Management—Compensation.”

Loan agreement through credit facility

We have extended loans to Águas de Andradina S/A and Sabesp Olímpia S/A. The loan to Águas de Andradina S/A, signed on August 17, 2021, has a principal and interest balance of R$4.0 million, as of December 31, 2024 and is intended to support their operational financing needs.

The loan extended to Sabesp Olímpia S/A, signed on September 26, 2023, has a principal and interest balance of R$2.9 million and R$86.0 million, respectively, as of December 31, 2024 and is intended to pay the installments of the Fixed Grant to the Municipality of the Olímpia, which was condition precedent for signing the water and sewage concession agreement.

For more information, see Note 11(i) to our 2024 Consolidated Financial Statements included in this annual report.

FEHIDRO

In April 2021, we entered into three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra and Vargem Grande Paulista. The investment totaled R$10.8 million, R$8.7 million of which, or 80% of the total, are financed by FEHIDRO and R$2.1 million, or 20% of the total, will be financed by us. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponds to the grace period, and 41 months to amortization.

As of December 31, 2024, the balance of these financings totaled R$ 2.8 million, compared to R$1.3 million as of December 31, 2023.

Equatorial S.A.

In July 2024, Equatorial S.A. acquired shares representing 15% (fifteen percent) of our share capital. In December 2024, Equatorial S.A. merged into its subsidiary, becoming the direct holder of the equity stake. As of December 31, 2024, the balance of dividends and interest on capital payable was R$ 341,272.

For more information on our related party transactions, see Note 11 to our 2024 Consolidated Financial Statements included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

For more information, see “Item 18. Consolidated Financial Statements.”

Legal Proceedings

We are currently subject to several legal proceedings relating to civil (including customer and supplier), tax, labor, corporate and environmental issues arising in the normal course of our business. These claims involve substantial amounts of money and other remedies. As of December 31, 2024, the total estimated amount of claims related to our legal proceedings was R$167.7 billion (net of R$24.6 million in court deposits), including contingent liabilities and remote loss contingencies. Several individual disputes account for a significant part of the total amount of claims against us.

We recognized provisions for all amounts in dispute that represent a present obligation as a result of a past event and where it is probable that there will be an outflow to settle this obligation in the view of our legal advisors and in light of precedents that cover laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2024, the total amount of accrued provisions for claims with a probable likelihood of loss was R$2.4 billion (net of R$28.5 million in court deposits). As of December 31, 2024, claims classified as contingent liabilities amounted to R$22.2 billion, of which R$9.6 billion relate to claims where we classified the risk of loss as possible and R$12.6 billion relate to claims where we classified the risk of loss as remote. In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business—Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results” for further information on this matter.

The table below sets out our provisions and escrow deposits per type of claim as of December 31, 2024:

	Provisions for probable claims	Escrow deposits	Provisions net of deposits
Types of Claims		(in millions of reais)
Customer claims	149.8	(11.3)	138.5
Supplier claims	235.7	(0.1)	235.6
Other civil claims	174.2	(1.4)	172.8
Tax claims	176.4	(2.4)	174.0
Labor claims	1,077.1	(13.2)	1,063.9
Environmental claims	657.0	(0.1)	656.9
Total	2,470.2	(28.5)	2,441.7

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

As of December 31, 2024, our provisions for civil claims (including customer and supplier claims), net of judicial deposits, amounted to R$546.9 million, of which R$138.5 million related to customer claims, R$235.6 million related to supplier claims and R$172.8 million related to other civil claims, as set out in the table above and as further detailed in Note 22 to our 2024 Consolidated Financial Statements.

As of December 31, 2024, the main civil claims we were a party to are described below:

•	Lawsuit No. 0009597-63.2002.8.26.0053 filed by us: We filed a lawsuit against Concessionária Ecovias dos Imigrantes S.A. requesting to access certain areas necessary to implement sanitation works along the highways of Anchieta – Imigrantes system, free of charge and based on a concession agreement. If an unfavorable judgement is rendered against us, we may be financially impacted, since we will need to start making payments to Concessionária Ecovias dos Imigrantes S.A. for the use of these areas. As of the date of this annual report, our appeal to the STF was granted, and a motion for clarification, filed by Concessionária Ecovias dos Imigrantes S.A., is awaiting trial. our appeal to the STF has been granted, and a motion for clarification filed by Concessionária Ecovias dos Imigrantes S.A. was rejected. As of December 31, 2024, we were unable to assess the amount involved in this lawsuit but assess the risk of loss as possible.

•	Lawsuit No. 0017957-69.2004.8.26.0100 filed by Etesco Construções e Comércio Ltda.: Etesco Construções e Comércio Ltda. filed a claim against us, claiming breach of contract and payment of losses and damages. The lawsuit was now converted to a special appeal, which as of the date of this annual report is pending of judgement. As of December 31, 2024, the amount involved in this lawsuit was R$501.5 million and we assess the risk of loss as remote.
•	Public Civil Action No. 1064120-94.2021.8.26.0100 filed by the Public Prosecutor’s Office: The Public Prosecutor’s Office filed a public civil action against us, asking us to stop charging the minimum consumption tariff to multiple units when there is only one water meter in the property. This action has been suspended in the first instance due to the revision of the STJ’s Theme 414/STJ (Tema 414/STJ) (special appeal No. 1.937.891). As of December 31, 2024, we were unable to assess the amount involved in this lawsuit but assess the risk of loss as possible.
•	Public Civil Action No. 1113127-60.2018.8.26.0100 filed by the Association for the Defense of Consumer Rights (“Assecivil”): Assecivil filed a public civil action against us, seeking for us and others to stop charging the contingency tariff and, as a result, to refund any amounts allegedly overcharged, among others. Assecivil filed an appeal, which was denied. Following this decision, Assecivil filed an appeal to the STF, which, as of the date of this annual report, remains pending of judgment. As of December 31, 2024, we were unable to determine the amount involved in this lawsuit but assess the risk of loss as remote.

Tax Claims

Tax claims refer mainly to issues related to tax collections and fines in general which are being challenged due to disagreements regarding notification or differences in the interpretation of legislation by our management. As of December 31, 2024, our provision for tax claims, net of judicial deposits, amounted to R$174.0 million, as set out in the table above and as further detailed in Note 22 to our 2024 Consolidated Financial Statements.

As of December 31, 2024, the main tax claims we were a party to are described below:

•	Tax Foreclosure No. 0045219-11.1100.8.26.0090 filed by the Municipality of São Paulo (Prefeitura de São Paulo): The Municipality of São Paulo (Prefeitura de São Paulo) filed a tax foreclosure against us, requesting us to pay unpaid ISS for sewage services, as well as penalties for the failure to comply with certain obligations during the period between January 2003 and May 2006. This tax foreclosure remains suspended as of the date of this annual report. As of December 31, 2024, the amount involved in this tax foreclosure was R$906.6 million and we assess the risk of loss as remote.
•	Administrative Infraction Notice No. 19515003023200606 filed by the Brazilian Federal Tax Revenue: The Brazilian Federal Tax Revenue issued an administrative infraction notice against us for alleged non-compliance with the legislation on corporate income tax, social contribution on net income, withholding income tax and tax on industrialized products in 2001. As of the date of this annual report, the case is awaiting trial before the Administrative Tax Appeals Council (Conselho Administrativo de Recursos Fiscais). As of December 31, 2024, in respect of this lawsuit we assess the risk of loss as (i) remote for R$539.7 million; and (ii) probable for R$65.4 million.

Labor Claims

We are a party to several labor claims, involving issues such as overtime, shift schedules, additional payment due to unhealthy and hazardous work conditions, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels. In addition, there are currently approximately 500 individual claims questioning the legality of our salary and position plan due to the absence of seniority-based promotion criteria. All of these lawsuits are in the initial phase, and we assess the risk of loss as possible. As of December 31, 2024, our total provision for labor claims, net of judicial deposits, amounted to R$1,063.9 million, as set out in the table above and as further detailed in Note 22 to our 2024 Consolidated Financial Statements included in this annual report.

As of December 31, 2024, the main labor claims we were a party to are described below:

•	Public Civil Action No. 0066100-26.2009.5.02.0038 filed by Sindicato dos Engenheiros no Estado de São Paulo (SEESP): SEESP filed a public civil action against us, seeking, (i) the suspension of all dismissals without cause resulting from the Conduct Adjustment Agreement entered by us with the Labor Public Prosecutor’s Office (TAC); (ii) the annulment of the TAC; (iii) the immediate reinstatement of employees dismissed as from April 1, 2009, with the payment of salaries and other rights; (iv) for us to refrain from dismissing without cause any employee who already retired and those who will retire under the Brazilian national social security institute (INSS); and (v) payment of a fine to the worker support fund (Fundo de Amparo ao Trabalhador), in case of non-compliance with obligations. The lawsuit was dismissed. SEESP filed an ordinary appeal, which was rejected by the regional labor court. In addition, the regional labor court ruled that the lawsuit should be dismissed on the grounds that the union had no interest in acting. SEESP filed a review appeal, which was rejected by the regional labor court and, subsequently, SEESP filed an interlocutory appeal, which is pending judgment before the superior labor court. As of December 31, 2024, we assess the risk of loss as possible.
•	Public Civil Action No. 0000025-14.2015.5.02.0064 filed by the Labor Public Prosecutor’s Office: The Labor Public Prosecutor’s Office filed a public civil action against us, seeking for us to refrain from outsourcing essential services and activities and, in the event of non-compliance with such obligation, payment of daily fines. The verdict upheld the lawsuit and ordered us not to execute any new contract~~s~~ for outsourcing services for its essential final activities, subject to a fine penalty of R$5,000, as well as collective damages set at R$250,000 in case of non-compliance. We filed an ordinary appeal, which was upheld by a ruling declaring that the Labor Court had no jurisdiction to hear the matter. The Labor Prosecutor’s Office filed a review appeal, which was denied, giving rise to the filing of an interlocutory appeal, which is still pending of judgment.
•	Public Civil Action No. 0060800-58.2006.5.02.0048 filed by the Associação dos Aposentados e Pensionistas da Sabesp (AAPS): The AAPS filed a public civil action against us, seeking for us to reclassify the retirees and pensioners based on our new workforce structure and pay the benefits applicable to retirees and pensioners following such new structure. Although the lawsuit has not yet reached a final decision, AAPS has begun provisional enforcement of the lawsuit, in order to guarantee the credit of all 2,873 members in a single lawsuit. The Superior Labor Court (TST) ruled in favor of AAPS and we appealed this decision to the STF, including the decision that AAPS can proceed with the enforcement upon presentation of powers of attorney in favor of each attorney. As of the date of this annual report, all executions are suspended, with no calculation approval. The main case has not yet become final, with the judgment of the appeals pending at the TST to attempt to unblock the extraordinary appeal at the STF. In the executions, the decision remains that imposed on AAPS the need to regularize the legal representation for each represented party. As of December 31, 2024, we recorded a provision of R$776.2 million for the part of the lawsuit for which we assess the risk of loss as probable. We assessed the risk of loss for the remainder as remote in the amount of R$888.3 million.
•	Collective Labor Action No. 1000863-10.2021.5.02.0005 filed by Sintaema: Sintaema filed a collective labor action against us, requesting us to pay the defendants (managers) the difference between the payments received and the highest amount paid to a worker who performs the same function (paradigm). The action was dismissed without resolution on the merits; however, in an appeal to the TST, it ordered the return of the case to the lower court so that the Sintaema’s claim could be analyzed. In a new first-instance judgment, the ruling was favorable to us. As of the date of this annual report, Sintaema appealed the first-instance decision and the appeal was partially granted only to remove the condemnation of Sintaema for the payment of court fees and attorney’s fees, with the rest of the ruling being upheld. In January 2025, Sintaema filed a review appeal, which is pending judgment by the TST. As of December 31, 2024, the amount involved in this action was R$1.5 billion and we assess the risk of loss as remote.

Labor Conduct Adjustment Agreement

We signed a Conduct Adjustment Agreement with the Labor Prosecutor’s Office, represented by the Regional Labor Prosecutor’s Office of São Paulo, on March 11, 2003, following an investigation concerning fatal accidents involving certain employees of contractors and subcontractors hired by us. Under the Conduct Adjustment Agreement, we assumed various obligations relating to our compliance with workplace health and safety standards and may be subject to fines of R$1,000 per day and per worker found in a non-compliant situation. The Conduct Adjustment Agreement is in effect for an indefinite period and, as of the date of this interim report, we are in compliance with our undertaken obligations and have never been fined or penalized for non-compliance.

Environmental Claims

We are subject to administrative and judicial environmental claims, including claims initiated by CETESB, the State of São Paulo Public Prosecutor Office and non-governmental organizations. As of December 31, 2024, our provision for environmental claims, net of judicial deposits, amounted to R$656.9 million, as set out in the table above and as further detailed in Note 22 to our 2024 Consolidated Financial Statements included in this annual report.

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

As of December 31, 2024, the main environmental claims we are party to are described below:

•	Public Civil Action No. 1000060-22.2015.8.26.0198 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, claiming, among others: (i) the cessation of sewage discharge; (ii) the comprehensive promotion of the collection and treatment of domestic and industrial sewage generated in the municipality; and (iii) the compensation resulting from environmental and public health damages. As of the date of this annual report, this action is in partial phase. As of December 31, 2024, the amount involved in this lawsuit was R$996.9 million and we assess the risk of loss as possible.
•	Public Civil Action No. 1006803-16.2017.8.26.0477 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, seeking us, in an urgent provisional injunction, under penalty of daily fine, to: (i) submit to the Court and CETESB a detailed schedule outlining the dates of treatment of the subsystems of Praia Grande; and (ii) commence operation of primary treatment units in Praia Grande and prevent discharge of untreated sewage, among others. As of the date of this annual report, this action is in the expert evidence phase (prova pericial). As of December 31, 2024, the amount involved in this lawsuit was R$918.1 million and we assess the risk of loss as possible.
•	Public Civil Action No. 0008961-48.2009.8.26.0281 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us and others, requesting us to: (i) restore the primitive conditions of the soil, water bodies, both surface and underground, and vegetation, degraded by the discharge of sewage in non-compliance with environmental standards; (ii) cease releasing untreated sewage into the environment in Itatiba; and (iii) pay compensation to the material damage caused to the soil, water resources and other surface and underground water bodies, as well as moral damages. As of the date of this annual report, the action is pending judgement of the appeal and is suspended due to ongoing negotiations for a settlement to close the case. As of December 31, 2024, the amount involved in this lawsuit was R$503.6 million and we assess the risk of loss as possible.
•	Public Civil Action No. 5014844-77.2020.4.03.6100 filed by us: We filed a lawsuit against the Instituto Chico Mendes de Conservação da Biodiversidade challenging an unfounded demand in their authorization for the Atibainha/Jaguari reservoirs’ interconnection work. As of the date of this annual report, the action is awaiting trial. As of December 31, 2024, the amount involved in this lawsuit was R$0.1 million and we assess the risk of loss as possible.
•	Public Civil Action No. 5001853-26.2021.4.03.6103 filed by the Federal Prosecutor’s Office (MPF): The MPF filed a lawsuit against us, demanding compliance with the ICMBio authorization for the Atibainha/Jaguari interconnection work. As of the date of this annual report, the action is awaiting a court order. As of December 31, 2024, the amount involved in this lawsuit was R$12 thousand and we assess the risk of loss as possible.
•	Public Civil Action No. 0009222-95.2014.8.26.0197 filed by the Public Prosecutor’s Office of the State of São Paulo: The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us and the municipality of Francisco Morato, among others, requesting us to: (i) comply with certain obligations in connection with the municipality of Francisco Morato and its river basin; (ii) indemnify as a result of environmental damages; and (iii) pay daily fines. As of the date of this annual report, this action remains suspended due to settlement negotiations. As of December 31, 2024, the amount involved in this lawsuit was R$909.8 million and we assess the risk of loss as possible.

Other Legal Proceedings

Legal Claims Related to our Privatization

The model and other aspects of our Proposed Privatization, such as the legislative proceeding that resulted in the enactment of Law No. 17,853/2023 by the State of São Paulo, could be challenged by regulatory bodies, consumer groups or suspended by the Brazilian courts. As of the date of this annual report, there are ongoing claims challenging in court certain aspects of our Proposed Privatization.

As of the date of this annual report, the most relevant claims questioning our Privatization are:

•	Class Action No. 1050302-17.2024.8.26.0053: Mario Maurici de Lima Morais, Francisco Daniel Celeguim de Morais, and Helio Rodrigues de Andrade filed an action seeking a preliminary injunction to suspend the effects of Concession Contract No. 1/2024, executed on May 24, 2024, between us and the Municipality of São Paulo (represented by URAE-1). The plaintiffs also seek a final ruling declaring the nullity of the contract. As of the date of this annual report, the case was awaiting a decision on the preliminary injunction and/or the determination of whether the action had lost its object.

•	Labor Public Civil Action No. 1001846-34.2023.5.02.0071: The National Federation of Workers in Companies for Power Generation, Transmission and Distribution, Data Transmission via Power Grid, Electric Vehicle Supply, Water Treatment, and Environmental Services filed a labor public civil action seeking the immediate suspension of all acts or procedures related to our privatization until a study is presented on the socioeconomic impacts on labor relations, including existing employment contracts and vested rights. The injunction was denied, and the action was dismissed. Dissatisfied with the ruling, the plaintiff filed an ordinary appeal, which as of the date of this annual report is pending judgment.

Explanatory Notes

For a further discussion of ongoing litigation involving us see Note 22 to our 2024 Consolidated Financial Statements.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be offset against the legal reserve. The legal reserve is subject to approval by the shareholders at our annual shareholders’ meeting, which must also resolve on its allocation, in accordance with the limits and parameters set forth in Brazilian Corporate Law. The legal reserve may only be used to offset losses or to increase capital. As of December 31, 2024, 2023 and 2022 the balance of our legal reserve was R$2,343.6 million, R$1,864.6 million and R$1,688.4 million, respectively, which was equal to 15.6%, 12.4% and 11.3%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws. Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders, being capital budgets of more than one year subject to review at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2024, 2023 and 2022 we had an investment reserve of R$19,304.1 million, R$12,753.4 million and R$10,390.5 million, respectively.

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

Payment of Dividends

We are required by Brazilian Corporate Law and our bylaws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which an annual dividend may be declared. The decision to distribute annual dividends is based on the Consolidated Financial Statements prepared for the relevant fiscal year. Under Brazilian Corporate Law, dividends are generally paid within 60 days following the date the dividend was declared, unless a resolution sets forth another date for payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. Dividends do not accrue interest, and a shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments on shareholders’ equity as described under “—Record of Dividend Payments and Interest on Shareholders’ Equity”) distributed on his or her shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from us.

Our bylaws allow us to pay interim dividends from preexisting and accumulated profits related to the current or preceding fiscal year or based on semi-annual or quarterly financial statements, declared either by a special shareholders’ meeting or the Board of Directors, provided that the total amount of interim dividends paid in each semester from current profits does not exceed the amount of capital reserves. Our bylaws also allow the Board of Directors to pay interest on shareholders´ equity capital. The amounts paid to shareholders either as interim dividends or as interest on shareholders’ equity may be considered an anticipation of the minimum mandatory dividend and is subject to ratification by the annual or special shareholders’ meeting.

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

Subject to the conditions described in our Dividend Policy, the total amount of dividends payable to our common shareholders may reach up to (i) 50% of adjusted net income for the fiscal years ending December 31, 2026 and 2027, (ii) 75% for the years ending December 31, 2028 and 2029, and (iii) 100% from 2030 onward. These limits are subject to reduction depending on the level of the Universalization Factor, a performance indicator established in our concession agreement, as follows:

•	if the Factor U equals 0, the applicable limit set above is fully available;
•	if the Factor U is greater than 0 but less than or equal to 1%, the applicable limit is reduced to 80%;
•	if the Factor U is greater than 1% but less than or equal to 2%, the applicable limit is reduced to 60%; and
•	if the Factor U exceeds 2%, we may only distribute the minimum mandatory dividend.

The declaration of dividends in excess of the minimum mandatory dividend set out above is subject to two conditions: (i) compliance with the Universalization Factor described above, and (ii) a financial leverage ratio equal to or below three and twenty-five hundredths (3.25) as of December 31 of the applicable fiscal year.

Any proposal for dividend distribution must also consider our investment needs to meet the universalization targets set forth in the Concession Agreement, the fulfillment of our corporate purpose, our cash generation and liquidity position, and our overall financial sustainability.

We may also pay interest on shareholders’ equity, in which case only the net amount, after withholding income tax, may be attributed to the minimum mandatory dividend. If we distribute dividends in excess of the minimum and choose to do so through interest on equity, the withheld tax portion may be treated as an additional dividend. Our Board of Directors are responsible for declaring interest on shareholders’ equity, as well as interim and special dividends, subject to ratification by the General Shareholders’ Meeting. The Board may also propose to the General Shareholders’ Meeting that any remaining profits be allocated to a reserve for future investments (as provided for in our bylaws), be retained in a profit reserve based in a capital budgeting subject to annual review and/or that the unrealized profits be retained in an unrealized profits reserve, which once realized, shall be paid as dividends.

Under Brazilian Corporate Law, the payment of the minimum mandatory dividend may be suspended in any fiscal year in which our management informs the shareholders that such payment would be incompatible with our financial condition. In this case, any undistributed profits must be paid once our financial condition allows, provided they are not absorbed by losses in subsequent years. Our Fiscal Council is responsible for issuing an opinion on the management’s proposal for the distribution of dividends to be submitted to the General Shareholders’ Meeting. The proposal of our management for the allocation of net income, which includes the distribution of dividends, must be submitted annually to the Ordinary General Shareholders’ Meeting within the first four months following the end of each fiscal year.

Unless otherwise resolved by the General Shareholders’ Meeting or our Board of Directors, dividends must be paid within 60 days from the date they are declared and, in any case, within the same fiscal year. Approved dividends do not bear interest, and any dividends not claimed within three years from the payment date set by the General Shareholders’ Meeting or the Board of Directors, as applicable, shall be forfeited in favor of us.

Restrictions on dividend distributions under the Basic Sanitation Law

The Concession Agreement for URAE-1 expressly prohibits the distribution of profits and dividends in the event of non-compliance with the universalization targets and schedules specified therein. In the Concession Agreement for URAE-1, a breach of the targets and schedules shall be deemed to have occurred only if such breach is previously ascertained through an administrative proceeding and confirmed by a final and binding decision issued by ARSESP.

Pursuant to the Concession Agreement for URAE-1, the type of non-compliance with targets and schedules that gives rise to a restriction on dividend distributions must result solely from circumstances attributable to us. Such determination shall consider the performance indicators, tolerance thresholds set forth in the agreement, and, in particular, the methodology for calculating the Factor U. For the fiscal years 2024 and 2025, the Factor U shall be calculated based on all Municipalities comprising URAE-1. In 2026 and 2027, the calculation will be performed by groups of Municipalities, and as of 2028, the Universalization Factor shall be determined on a per-Municipality basis.

Investors should consider this restriction when evaluating an investment in our shares or ADSs, as the occurrence of such a contractual breach could result in a temporary suspension of dividend distributions, which may materially affect the returns associated with holding our securities.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the Ordinary and Extraordinary General Shareholders’ Meeting. Consequently, the amount of R$2,275.1 million recognized as of December 31, 2024.

Distributions of dividends

The following table sets forth the distributions of dividends (being the minimum mandatory dividends plus complementary minimum dividends) that we made or intend to make to our shareholders in respect of our 2024, 2023 and 2022 earnings. All the amounts related to 2023 and 2022 were distributed in the form of interest on shareholders’ equity. With respect to the amount related to 2024, R$718.7 million will be paid as dividends and R$1,831.1 million will be paid in the form of interest on net equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2024(1)	2,549.8	Until June 13, 2025	3.73	3.73
2023	984.5	June 24, 2024	1.44	1.44
2022	872.2	June 26, 2023	1.28	1.28

(1) Voted on at our annual shareholders meeting on April 29, 2025.

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law, our bylaws and our dividend policy. Our Board of Directors may declare the distribution of interest on shareholders’ equity, calculated based on our semi-annual or quarterly Consolidated Financial Statements, subject to ratification by the vote of the majority of the holders of our common shares attending our annual shareholders’ meeting. The proposed distribution of dividends should consider (i) the need for investments for the universalization of basic sanitation services; (ii) the achievement of our corporate purpose, as set forth in our bylaws; (iii) the cash generation and cash requirements; and (iv) our economic and financial sustainability. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

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

Trading on B3 is conducted every business day between 10:00 a.m. and 5:00 p.m. (São Paulo time) and occurs on the B3 electronic trading system called PUMA (Plataforma Unificada Multiativos). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. (São Paulo time) on an online system known as the “after-market”, which is connected to traditional broker dealers and brokerage firms operating on the internet. Trading during the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. The timeframes for negotiation above are subject to updates by the B3. Trading of securities listed on the B3, including the special listing segments known as the Novo Mercado, Level 1 and Level 2, may also be made outside of the traditional exchanges in the non-organized Brazilian Over the Counter, or OTC market.

The B3 settles the sale of shares two business days after they have taken place, without monetary adjustment of the purchase price. The shares are paid for and delivered through a settlement agent affiliated with the B3. The B3 performs multilateral compensation for both the financial obligations and the delivery of shares. According to the B3’s regulation, financial settlement is carried out by the Central Bank’s reserve transfer system. The securities are transferred by the B3’s custody system. Both delivery and payment are final and irrevocable.

Trading on the B3 is significantly less liquid than trading on the NYSE or other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of Central Bank/CMN Joint Resolution No. 13/2014, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions. In addition, Central Bank/CMN Joint Resolution No. 13/2014 requires non-Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Central Bank/CMN Joint Resolution No. 13/2014 to other non-Brazilian holders through a private transaction. For more information, see “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Central Bank/CMN Joint Resolution No. 13/2014.

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

Since 2024, B3 has been conducting a public consultation to discuss a new reform of the Novo Mercado Listing Regulation. Key proposals include (i) a public warning as a precautionary measure in specific cases as disclosure by the company of a material fact that demonstrates the possibility of material error in financial information, as defined by Brazilian accounting standards, including those related to fraud, (ii) establishing rules to prevent over-boarding, (iii) requiring executive certifications related to the reliability of the financial statements, (iv) adjusting penalty calibrations, and (v) providing greater flexibility in selecting arbitration chambers for dispute resolution.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to, among others:

•	maintain only common shares;
•	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;
•	grant tag along rights for all shareholders in connection with a transfer of control of the company;
•	limit the term of all members of the board of directors to two years;
•	hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado, unless a waiver is granted by the company’s shareholders;
•	maintain a related party transactions policy, including (i) the criteria to be followed in the performance and approval of related party transactions, (ii) the procedures for identifying conflicts of interest and establishing voting restrictions for conflicted shareholders, directors and officers, (iii) the procedures for identifying related parties and related party transactions, and (iv) indication of the approval bodies for related party transactions, depending on the amount involved or other criteria of relevance;
•	the chairman of the board of directors is prohibited from simultaneously holding the position of chief executive officer;
•	the board of directors must disclose its opinion on takeover proposals within 15 days from the presentation of the proposal;

•	material facts, notices to market or to shareholders about information on earnings and press releases must be made in English simultaneously with the disclosure made in Portuguese;
•	ensure that at least two, or 20.0% (whichever is greater), of the board of directors are independent members, as defined under the Novo Mercado Listing Regulation;
•	maintain a minimum free float of at least (i) 20.0% of the capital stock of the company, or (ii) 15.0% of the capital stock of the company, in the event that the average daily trading volume (in the past 12 months) is equal to or greater than R$20.0 million;
•	the company must have an internal audit committee;
•	disclose information on the share ownership of controlling shareholders and certain related parties on a monthly basis;
•	resolve and require the shareholders, directors, and members of the fiscal council of the company to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado); and
•	the company must adopt and publish a code of conduct approved by the board of directors, as well as policies for (i) compensation; (ii) election of board and committee members; (iii) risk management; (iv) related party transactions; and (v) the purchasing and trading of securities.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our capital stock is only composed of common shares, all without par value. As of December 31, 2024, our share capital was represented by 683,509,868 common shares and one special class preferred share (Golden Share) owned by the State of São Paulo. Additionally, as provided for in our bylaws, our Board of Directors is authorized to approve capital increases within the limit of our authorized capital, currently set at 1,187,144,787 common shares, without the need for a shareholders’ meeting or an amendment to our bylaws.

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

See also “Item 6.A. Directors and Senior Management.”

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings, subject to the voting limit described below. On first call, a quorum requires attendance, in person or by proxy, of shareholders representing:(i) at least 66.7% of the voting shares for resolutions involving amendments to the bylaws; and (ii) at least 25% of the voting shares for other matters. On second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote (except as otherwise provided by Brazilian Corporate Law).

In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our outstanding voting shares. Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting. It should be emphasized, however, that our bylaws expressly prevent us from issuing preferred shares. Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

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

Neither Brazilian Corporate Law nor our bylaws expressly address cumulative voting, except as described below.

According to Brazilian Corporate Law and its regulations, shareholders representing at least 10% of our capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates.

Pursuant to regulations promulgated by the CVM, the 10% threshold requirement for the exercise of multiple voting procedures may be reduced depending on the amount of capital stock of the company. Considering our current capital stock, shareholders representing 5% of our voting capital may demand the adoption of a multiple voting procedure. The shareholder request for adopting the multiple voting process must be taken at least 48 hours before a shareholders meeting.

In addition, our bylaws provide for a unified term of office of our directors.

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for new shares or securities convertible into shares, in proportion to their ownership interests, except in the event of the grant and exercise of any option to acquire shares of our capital stock. The preemptive rights are valid for 30 days from the publication of the announcement of a capital increase. Shareholders are also entitled to transfer or sell their preemptive rights to third parties. The preemptive rights may be eliminated or its exercise period may be reduced in connection with a public securities offering.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or common shares, may face restrictions on exercising preemptive rights unless, under the Securities Act, a registration statement is effective or an exemption applies. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. Dissenting shareholders may exercise withdrawal rights following the approval, by the required quorum, of certain resolutions at a shareholders’ meeting, including:

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

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant corporate action, including the ones described above. We are entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability. Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws do not currently provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined based on the most recent balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the most recent balance sheet approved, a shareholder is entitled to demand that their shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. In this case, the company will immediately pay 80% of the reimbursement amount calculated based on the most recent balance sheet and, once the next balance sheet is finalized, will pay the balance within 120 days from the date of the general shareholders’ meeting.

In addition, shareholders are precluded from exercising withdrawal rights resulting from a (i) merger into or consolidation with another company, subject to the conditions set forth in Brazilian Corporate Law, or (ii) participation in a centralized group of companies, as defined under and subject to Brazilian Corporate Law, if the shares meet the following criteria: (a) they are considered liquid, defined as being part of the Bovespa index (Índice Bovespa) or another stock exchange index (as defined by the CVM), and (b) share ownership is dispersed, such that the controlling shareholder or companies it controls hold less than 50.0% of the shares. Our shares currently meets these conditions, as our common shares are listed on the Bovespa index and we have no controlling shareholder. We may cancel any corporate resolution that triggers the right of withdrawal and consequently the right of withdrawal itself if the payment amount has a material adverse effect on our finances.

Liquidation Rights

Under Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for dissolving or liquidating us.

Conversion Right

Not applicable because our capital stock is only comprised of common shares.

Shareholders’ Meetings

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

According to Brazilian Corporate Law and CVM regulations, our annual or special shareholders’ meetings must be called by publication of a notice in a newspaper of general circulation in our principal place of business (in our case, the publication “Valor Econômico”), and on the website of the same newspaper, currently the city of São Paulo, at least 21 days prior to the day of the meeting (and, on second call, eight days prior to the meeting). Notwithstanding, the CVM recommends a 30-day notice period for shareholder meetings due to the existence of our ADR program.

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

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•	election and dismissal of the members of our Board of Directors and our Fiscal Council, if the shareholders have requested the setup of the latter;
•	approval of the aggregate compensation of the members of our Board of Directors and Board of Officers, as well as the compensation of the members of the Fiscal Council;
•	amendment of our bylaws;
•	approval of our merger, consolidation or spin-off;

•	approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;
•	granting stock awards and approval of stock splits or reverse stock splits;
•	approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;
•	approval, in accordance with the proposal submitted by our Board of Directors, of the distribution of our net income and payment of dividends;
•	authorization to delist from the Novo Mercado and to become a private company, except if the cancellation is due to a breach of the Novo Mercado Listing Regulation;
•	regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;
•	approval of our management accounts and our Consolidated Financial Statements;
•	approval of any primary public offering of our shares or securities convertible into our shares; and
•	deliberate upon any matter submitted by the Board of Directors.

Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non-residents or foreign shareholders to own securities, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.

Limitations on Rights to Own Securities

Our bylaws prohibit any shareholder or group of shareholders from exercising votes over 30% of our issued and outstanding voting capital, or from entering into shareholders’ agreements for the exercise of voting rights in excess of 30% of our issued and outstanding voting capital.

Equal Treatment Provisions

Pursuant to our bylaws and the Novo Mercado Listing Regulation, any party that acquires our control must extend a tender offer for the shares held by non-controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.

Additionally, to both stimulate shareholding dispersion and prevent hostile takeovers, our bylaws establish that any shareholder or group of shareholders acquiring 30% or more of our common shares is required to make a tender offer for all remaining shares at a price equal to the highest amount paid by the acquiring shareholder(s) within the prior 12 months, plus a premium of 200%. The calculation methodology, including adjustments and procedures, is explicitly detailed in our bylaws. Certain exceptions apply, such as acquisitions resulting from legal obligations or corporate restructuring, provided they are previously approved by a general shareholders’ meeting.

Our bylaws also state that this anti-takeover provision may be dismissed with approval at a general shareholders’ meeting convened specifically for this purpose. Furthermore, shareholders who do not comply with this mandatory tender offer requirement will have their voting rights suspended until they comply with our bylaws. Additionally, failure to launch the required tender offer within 30 days after reaching the 30% threshold may trigger financial penalties and further restrictions on shareholder rights.

Reserves

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

Statutory Investment Reserve

Our statutory investment reserve consists specifically of internal funds for expansion of water and sewage service systems. As of December 31, 2024, we had an investment reserve of R$19,304.1 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital. Any accumulated deficit may be charged against the legal reserve. As of December 31, 2024, the balance of our legal reserve was R$2,343.6 million.

Profit Retention Based in Capital Budgeting

The Board may also propose to the General Shareholders’ Meeting that any remaining profits be retained in a profit reserve based in a capital budgeting subject to annual review.

Unrealized Profit Reserve

The unrealized profits be retained in an unrealized profits reserve, which profits, once realized, provided they are not absorbed by losses, shall be paid as dividends.

Arbitration

In connection with our listing with the Novo Mercado segment of the B3, we, our shareholders, directors, executive officers , members of Fiscal Council, effective and alternates, and members of statutory committees have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado Listing Regulation or any other corporate matters. For more information, see “Item 9.C. Markets.” Under our bylaws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado Listing Regulation, the Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber. Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

C.	Material Contracts

For a description of the material contracts entered into by the State of São Paulo and us, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo”.

Concession Agreement for URAE-1

On May 24, 2024, we and URAE-1 signed the Concession Agreement for URAE-1, which came into force on July 23, 2024 and introduced significant changes to the prior economic-regulatory model. An English language translation of the Concession Agreement for URAE-1 can be found in Exhibit 4.11 to this Annual Report.

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

Since January 1, 2025, Central Bank/CMN Joint Resolution No. 13/2024, of December 3, 2024, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers. The Central Bank/CMN Joint Resolution No. 13/2024, among other acts, revoked CMN Resolution No. 4373/2014, of September 29, 2014. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the Central Bank and the CVM and acting through (i) authorized custodial accounts managed by local agents; and (ii) local intermediaries (such as securities broker-dealers), may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 14,286/2021, of December 3, 2021, as regulated by BCB Resolution No. 278 of December 31, 2022, as amended, or under Central Bank/CMN Joint Resolution No. 13/2024.

Law No. 14,286/2021, regulated by BCB Resolution No. 278, is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil. It is applicable to investments of at least US$100,000 that enter Brazil in the form of foreign currency, goods or services to local private companies. Foreign investment portfolios (i.e. investments into securities traded on stock exchanges or over-the-counter markets) are regulated by Central Bank/CMN Joint Resolution No. 13/2024, and CVM Resolution No. 13/2020, of November 18, 2020, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of Central Bank/CMN Joint Resolution No. 13/2024.

As of November 18, 2020, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Resolution No. 13/2020. In accordance with Central Bank/CMN Joint Resolution No. 13/2024, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. In order to become a 13 Holder, a foreign investor must:

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

A non-Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the common shares under Central Bank/CMN Joint Resolution No. 13/2024 or as a foreign direct investment under Law No. 14,286/2021, as regulated by BCB Resolution No. 278.

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

Thus, for purposes of the law, gains realized in a disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed on a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Central Bank/CMN Joint Resolution No. 13/2024, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or
•	are subject to income tax at a rate of 15% in the case of gains realized by a non-Brazilian holder that (1) is not a 13 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and
•	are subject to income tax at a rate of up to 25% in the case of gains realized by a non-Brazilian holder that is (1) not a 13 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

The disposition of common shares carried out on the Brazilian stock exchange is subject to WHT at the rate of 0.005% on the sale value. This WHT can be offset against the eventual income tax due on the capital gain. A 13 Holder that is not resident or domiciled in a Low Tax Jurisdiction is not subject to WHT.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373 holder that is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction, although different interpretations may be raised to sustain the application of the progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million); (ii) a flat rate of 25.0% for a non-Brazilian holder that is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, whether a 13 Holder or not, although there are arguments to sustain the application of the progressive rates from 15% to 22.5%, instead of the 25% rate, to the 13 Holder; (iii) progressive rates that may vary from 15.0% to 22.5% for non-Brazilian holders that are not 13 Holders and are not resident in a Low or Nil Taxation Jurisdiction.

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, or if the capital gains are earned by a holder resident or domiciled in a Low or Nil Taxation Jurisdiction, the WHT of 0.005% on the positive results exceeding R$20,000 will apply and can be credited against the eventual income tax due on the capital gain.

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

There is no assurance that the current preferential treatment for non-Brazilian holders of common shares under Central Bank/CMN Joint Resolution No. 13/2024 will continue in the future.

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

Upon receipt of the underlying common shares in exchange for ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar amount of such common shares as a foreign portfolio investment under Central Bank/CMN Joint Resolution No. 13/2024 or as a foreign direct investment under Law No. 14,286/2021, as regulated by BCB Resolution No. 278.

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

J.	Subsidiary Information

On December 11, 2023, we started operating water and sewage services in Olímpia, a municipality located in the interior of the State of São Paulo, through our wholly-owned subsidiary Sabesp Olimpia S.A. This new contract with the municipality of Olímpia, which has approximately 53 thousand inhabitants as of December 31, 2024, is the first bidding process we won without being part of a consortium under the New Legal Framework for Basic Sanitation.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk. We are exposed to foreign currency risk because a portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. For more information on our market risks, see Note 5 to our 2024 Consolidated Financial Statements included in this annual report.

Exchange Rate Risk

As of December 31, 2024 and 2023, R$3,356.4 million and R$2,745.9 million, or 13.3% and 14.1%, respectively, of our debt obligations were denominated in foreign currencies. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations. We entered into hedge transactions in 2024 to protect us against such risk, as detailed to Note 5.1 (d) to our 2024 Consolidated Financial Statements included in this annual report.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and Yen-denominated debt that would have resulted as of December 31, 2024, 2023 and 2022 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and Yen against the real would have been approximately R$33.6 million, R$27.5 million and R$27.8 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$335.6 million, R$274.6 million and R$277.6 million as of December 31, 2024, 2023 and 2022, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2024, 2023 and 2022 were:

Year ended December 31,
	2024	2023	2022
			(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	27.9	(7.2)	(6.5)
Depreciation (appreciation) of the real in relation to the Yen	15.3	(13.5)	(18.4)

We did not contract derivative financial instruments in the years ended December 31, 2023 and 2022. In 2024, we entered into derivative instruments (plain vanilla swaps). The currently instruments has expiration dates ranging from July 2025 to March 2048, to fully protect us against a devaluation of the real against the U.S. dollar or the Yen.

For more information regarding foreign currency risk and all derivatives financial instruments, see Notes 5.1(a) and 5.1(d), respectively, to our 2024 Consolidated Financial Statements included in this annual report.

As of December 31, 2023, 2022 and 2021, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2024 and 2023, R$1,688.1 million, or 6.7%, and R$1,640.4 million, or 8.7%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the Standard Reference Unit (Unidade Padrão Referência – “UPR”), which is equivalent to the Reference Rate (Taxa de Referência – “TR”). In addition, as of December 31, 2024 and 2023, R$15,670.7 million, or 62.0%, and R$10,223.1 million, or 52.3%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI. As of December 31, 2024 and 2023, R$1,863.9 million and R$1,334.5 million, respectively, of our foreign-currency denominated debt was based on the IDB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2023 and 2022, we did not have any derivative contracts outstanding related to our exposure to changes in the UPR or the CDI or in the IDB or IBRD variable rates. We invest our excess funds, which totaled R$1,682.6 million and R$838.5 million as of December 31, 2024 and 2023, respectively, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$252.64 million, R$195.4 million and R$189.6 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2024, 2023 and 2022, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R R$2,525.8 million, R$1,953.6 million and R$1,895.9 million as of December 31, 2024, 2023 and 2022, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2024. For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2024 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

As of December 31, 2024
Expected maturity date
	2025	2026	2027	2028 and after	Total	Average annual interest rate
(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,682.6	-	-	-	1,682.6
Liabilities
Long-term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	128.2	131.1	139.2	1,289.5	1,688.0	6.9%
Floating rate, denominated in reais indexed by TJLP	266.1	252.7	239.9	310.4	1,069.1	9.3%

Floating rate, denominated in reais indexed to the IPCA	230.2	135.1	924.9	1,713.0	3,003.2	9.8%
Floating rate, denominated in reais indexed by CDI	1,938.2	3,979.1	896.6	8,856.8	15,670.7	12.7%
Fixed rate, denominated in reais	208.1	65.6	22.7	174.5	470.9
Floating rate, denominated in U.S. dollars	151.0	88.9	88.9	1,535.1	1,863.9	5.9%
Fixed rate, denominated in Yen	212.1	169.3	169.4	941.7	1,492.5	1.0%
Total long-term debt	3,133.9	4,821.8	2,481.6	14,821.0	25,258.3	10.7%

UPR is equal to TR, which was 0.0822% per month as of December 31, 2024; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 12.15% per annum as of December 31, 2024; IGP-M was 6.54% per annum as of December 31, 2024; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.43% per annum as of December 31, 2024.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

As of December 31, 2024
	2024	2023	2022
Floating rate debt:
Denominated in U.S. dollars	4.0%	4.2%	2.3%
Denominated in reais	84.8%	83.6%	82.9%
Fixed rate debt:
Denominated in reais	1.9%	2.3%	2.5%
Denominated in Yen	6.0%	7.2%	9.5%
Denominated in U.S. dollars	3.3%	2.7%	2.8%
Total	100.0%	100.0%	100.0%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Reimbursement of Fees

The depositary, has agreed to reimburse us for expenses we incur in connection with the establishment, administration and maintenance of the ADS facility, including but not limited to, NYSE annual stock exchange listing fees, and other ADR program-related expenses. The depositary has also agreed to pay its standard out-of-pocket expenses for providing services to registered ADR holders, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, U.S. IRS tax reporting, mailing required tax forms, stationery, postage, facsimile, and telephone calls. We are currently negotiating a new reimbursement agreement.

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

Reimbursement of Fees Incurred in 2024

From January 1, 2024 to December 31, 2024, we did not receive reimbursements for expenses related to the administration and maintenance of the ADS facility, including but not limited, any DR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a) 15(e), as of the year ended December 31, 2024.

Based upon that evaluation, our Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, as of December 31, 2024, the design and operation of our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2024 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on its assessment, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024, due to the following material weaknesses:

•	Information System General Controls: We did not fully design, implement, and monitor general information technology controls (ITGCs) in the areas of program change management and user access for certain IT systems, which impacted our business processes. As a result, our related process-level IT-dependent manual and automated controls that rely on the affected ITGCs, or information from IT systems with affected ITGCs, were deemed ineffective
•	Controls over Information Produced by Entity: We did not appropriately design and implement controls over completeness and accuracy of certain reports and spreadsheets parameters (“Information Produced by Entity” or “IPE”) which impacted our business processes.
•	Risk Assessment and Design and Implementation of Certain Controls: We have not designed controls impacting new risks in response to business process changes, including ITGCs, segregation of duties and personnel changes. As a result, management identified deficiencies related to the design and implementation of certain controls in the following business processes: revenue, concessions, intangibles, financial contract assets, and financial statement close process, including journal entries.

The material weaknesses did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results. Although these material weaknesses did not result in any material misstatement of our consolidated financial statements for the periods presented, they could lead to a material misstatement of account balances or disclosures. Accordingly, management has concluded that these control deficiencies constitute material weaknesses.

C.	Actions for Remediation of Material Weakness

Management immediately began to address the identified material deficiencies by conducting an internal review of controls and systems to implement measures designed to ensure that the control deficiencies contributing to the material deficiency were corrected.

Our management immediately established action plans to correct the identified material deficiencies. These action plans include:

•	Review the risk and internal controls matrix proactively, with the objective of enhancing its quality and effectiveness, ensuring that control activities are appropriately designed and implemented effectively to mitigate identified risks;
•	Implement governance functions within the IT area, with the objective of enhancing, monitoring, and ensuring the appropriate execution of controls, with the participation of IT and internal controls specialists;
•	Review and improve the processes for the generation, extraction, and utilization of Information Produced by Entity (IPE), including the validation of source controls, the analysis of parameterization, the possibility of automation, and the creation of report generation procedures; and
•	Training relevant personnel on the design and operation of internal controls over financial reporting, including ITGCs.

Previously reported material weakness

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2023, we had previously identified evidence of a material weakness related to the inadequate design and implementation of certain controls in our revenue billing system (Conecta).

In 2024, we adopted and implemented a remediation plan to address the material weaknesses described above, with an emphasis on removing the ability to execute scripts directly in Conecta.

As a result, the material weakness identified for the year ended December 31, 2023, was remediated as of December 31, 2024.

D.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo-SP, Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo – SABESP' (the “Company”) as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as “the consolidated financial statements”)” and our report dated April 30, 2025 expressed an unqualified opinion thereon.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and described in management’s assessment. These material weaknesses related to:

(i)	Inadequate design, implementation and monitoring of general information technology controls (“ITGCs”) in the areas of program change management and user access for certain IT systems which impacted substantially all business processes of the Company. As a result, the Company’s related process-level IT dependent manual and automated controls that rely on the affected ITGCs, or information from IT systems which affected ITGCs, were also deemed ineffective;
(ii)	Inadequate design and implementation of controls over completeness and accuracy of certain reports and spreadsheets (“Information Produced by Entity” or “IPE”) which impacted substantially all business processes of the Company;
(iii)	Inadequate design of controls impacting the risk assessment procedures in response to business process changes, including ITGCs, segregation of duties and personnel changes. As a result, management identified deficiencies and control gaps related to the design and implementation of certain controls in the following business processes: revenue, intangibles, contract assets, concession financial assets, and financial statement close process, including journal entries.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 30, 2025 on those consolidated financial statements.

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

BDO RCS Auditores Independentes SS Ltda.

São Paulo-SP, Brazil

April 30, 2025

E.	Changes in internal control over financial reporting

Other than the remediation of the material weaknesses identified in 2023 and remediated in 2024, as discussed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our Board of Directors’ meeting held on June 29, 2005, we established an Audit Committee, as defined under section 3(a)(58) of the Exchange Act. Our Board of Directors has determined that Mateus Affonso Bandeira qualifies as an Audit Committee Coordinator and as Financial Expert, as defined for the purposes of this Item 16A in Item 16 of Form 20-F. Mateus Affonso Bandeira is an “independent director” within the meaning of the SEC rules.

ITEM 16B.	ETHICS AND COMPLIANCE

We have adopted a compliance program which includes a Code of Conduct and Integrity, that applies to all of our employees, regardless of their position, as well as our suppliers and third-party contractors. The program was established in accordance with the Anticorruption Law, the Foreign Corrupt Practices Act, the Novo Mercado Listing Regulation and the guidelines of the Brazilian Office of the Comptroller General (“CGU”). Our Code of Conduct and Integrity is available on our web site at https://ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/.

In addition, we have an external whistleblowing hotline, which can receive anonymous whistle blowing, to report cases of fraud, bribery, corruption, unlawful acts, breaches of the Code of Conduct and Integrity and other issues that could harm our interests and principles.

We periodically review our handling of anti-fraud, anti-bribery and anti-corruption measures. As part of the Compliance Program, we created the Conduct and Integrity Learning Track which consists of a continuous training program aimed at our entire staff about ethics and compliance issues.

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

In recognition of our commitment to ethical behavior in our business practices, we scored more than nine points in the self-assessment carried out in 2024 by the Integrity Indicators of the Ethos Institute, demonstrating a high level of maturity in our Compliance Program. As a result of our efforts, we did not register any corruption cases in 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO RCS Auditores Independentes SS Ltda. served as our independent registered public accounting firm for the years ended December 31, 2024 and 2023. The following table presents the aggregate fees for professional services and other services rendered to us by BDO RCS Auditores Independentes SS Ltda. in 2024 and 2023:

Year ended December 31,
	2024	2023
		(in millions of reais)
Audit Fees(1)	1.2	1.2
Audit-Related Fees(2)	2.8	-
Tax Fees	-	-
All Other Fees	-	-
Total	4.0	1.2

(1)	Audit Fees are the fees billed by our independent auditors for the audit of our annual Consolidated Financial Statements, reviews of interim Consolidated Financial Statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-Related Fees are the fees of our independent auditors for services provided in conjunction with the issuance of comfort letters issued as part of the Company’s privatization (BDO and Grant Thornton).

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

Except as disclosed above, BDO RCS Auditores Independentes SS Ltda. did not provide any non-audit services to us.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are eligible to rely on and choose to rely on the Securities Exchange Act Rule 10A-3 exemption 10A-3(c)(3), which provides a general exemption for a foreign private issuer from the requirements of Rule 10A-3(b)(1)-(5), subject to certain requirements.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our bylaws expressly require that our statutory Audit and Risks Committee shall have at least one member that is an independent member of the Board of Directors; and (ii) SEC’s interpretive letter issued on November 8, 2018, we are exempt from the audit committee requirements of Rule 10A-3(b)(1)-(5).

Due to its composition, our statutory Audit and Risks Committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.

Given that our statutory Audit and Risks Committee is subject to certain provisions in our bylaws that set forth standards for the independence of its members, we understand that it complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act.

We believe that our statutory Audit and Risks Committee otherwise complies with Rule 10A-3(c)(3) to the extent permitted by Brazilian law.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance structure and governing documents, such as our bylaws, Board of Director’s Internal Charter, Executive Board’s Internal Charter and Fiscal Council’s Internal Charter, as well as certain corporate policies, as applicable, are in accordance with the Brazilian Corporate Law and the Novo Mercado Listing Regulation.

For a description of corporate governance obligations imposed by Brazilian law on companies listed on the Novo Mercado segment, see “Item 9.C. Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment.” For further information about our Privatization, see “Presentation of Financial and Other Information—Privatization.”

Disclosure of Relevant Shareholding Positions

A Brazilian publicly held company’s (i) direct or indirect controlling shareholders, (ii) shareholder entitled to appoint members of our Board of Directors or Fiscal Council; as well as (iii) any person or corporate entity, or group of persons representing the same interest, in each case that has directly or indirectly acquired or sold an interest that exceeds (either upward or downward) the threshold of 5%, or any multiple thereof, of the total number of shares of any type or class, must disclose such shareholder’s or person’s share ownership or divestment, immediately after the acquisition or sale, to us and we have to forward this information to the CVM and the B3.

This obligation also applies to the acquisition of rights over such shares, including through derivative instruments, whether settled physically or financially, subject to certain exceptions provided for in the CVM Regulation. Additionally, In cases where an acquisition results in, or is carried out with the purpose of, changing our control or management structure, as well as in cases where the acquisition triggers the obligation to launch a public tender offer pursuant to applicable regulations, the acquiring party is required to provide information to us and must make the corresponding disclosure through, at a minimum, the same communication channels customarily used by us.

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

The following discussion summarizes the significant differences between our current corporate governance practices and those required of U.S. listed companies:

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors.	Under our current bylaws, approved on October 28, 2024, our Board of Directors must have nine (9) members, and at least three must be independent members. Currently, three of our nine directors are independent, pursuant to the Novo Mercado Listing Regulation. We believe that rule provide adequate assurances that these directors are independent.
303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected as Officers. All members of our Board of Directors meet the NYSE’s definition of “non-management” directors. There is no requirement in the Brazilian Corporate Law that non-management directors meet regularly without management. However, the Internal Charter of the Board of Directors establishes that, by resolution of the Chairman of the Board, meetings may be held exclusively for external directors, without the presence of executives.
303A.04 303A.05	Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Under the Brazilian Corporate Law, we are not required to have a nomination/corporate governance committee or compensation committee. However, the Novo Mercado Listing Regulation require companies to have a policy for appointing members of the Board of Directors, their advisory committees and statutory executive board. In this sense, we have a statutory Eligibility and Compensation committee that we understand is also in line with best practices for corporate governance in Brazil.

This committee must consist of three to five members, as appointed by our Board of Directors. The mandate for the members of statutory and non-statutory advisory committees must coincide with the mandate of the members of the Board of Directors and, except in the event of resignations or removals, the mandates are automatically renewed until the appointment of substitutes. Members must have academic degrees or professional experience compatible with their attributions, and at least one must be an independent member, that will act as the coordinator for the committee.

303A.06 303A.07	Generally, listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. However, pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.	As a foreign private issuer, we are only required to ensure that our audit committee complies with SEC rules regarding audit committees for listed companies, in accordance with Brazilian Corporate Law. Our Audit Committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our Board of Directors on matters involving accounting, internal controls, financial reporting and compliance. For further details on our Audit Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.	We currently have a Restricted Share Units (RSU) Plan and a Performance Share (PSA) Plan, which were approved by the shareholders at the Shareholder’s Annual Meeting on April 29, 2025. If the issuance of new shares in connection with any equity compensation plan exceeded the authorized capital under our bylaws, the increase in capital would require shareholder approval.
303A.09	Listed companies must adopt and disclose corporate governance guidelines.	We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulation. We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE. For more information, see “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment”, our Report on the Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or officers.	The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law. However, the Novo Mercado Regulation requires the adoption of a Code of Conduct and Integrity. We have adopted a compliance program, which includes a Code of Conduct and Integrity and complies with the requirements made by the Brazilian laws and regulation, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules. For more information, see “Item 16.G. Corporate Governance—Ethics and Compliance”
303A.12

a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards.

b) Each listed company CEO must promptly notify the NYSE in writing after any officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

We are subject to (b) and (c) of these requirements, but not (a).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted a “Disclosure of Material Information and Trading of Securities Policy” which governs the purchase, sale, and other dispositions of our securities by:

•	any person who trades securities having material information not yet disclosed;
•	controlling shareholders, either direct or indirect, officers, members of our Board of Directors and members of our Fiscal Council, and us, in regard to business with securities issued by us; and
•	anyone who has business, professional or relationships of trust with us, such as independent auditors and consultants who, by virtue of their relationship with us, have access to material information not yet disclosed.

This policy and related procedures have been reasonably designed to promote compliance with applicable laws. A copy of the “Disclosure of Material Information and Trading of Securities Policy” is set out herein as Exhibit 11.2.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

In the ever-evolving digital age, effective cybersecurity management has become an undeniable priority for organizations of all sizes. In this context, a proactive and comprehensive approach is essential to ensure the protection of digital assets and maintain the trust of customers and stakeholders.

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data. As a result, we may be subject to breaches of the information technology systems we use for these purposes. See “Item 3.D—Risk Factor—Risks Relating to Our Business—Our business is subject to cyberattacks and security and privacy breaches” for further details on this matter. When we face a cybersecurity incident, we believe we act quickly to contact the responsible teams. We then develop an action plan to resolve the issue and subsequently identify improvement measures to be implemented quickly to prevent the incident from becoming recurring.

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

Given we consider cyber risk to be one of our main corporate risks, we work on the various layers of security, implementing security barriers at different levels of the environment, including firewalls, antivirus, access policies, among others. Diversifying defenses increases infrastructure resilience and reduces the likelihood of successful cyberattacks. We periodically analyze cyber risks and identify possible vulnerabilities, providing actions to mitigate them. All our employees, as well as service providers, are part of this scope, and actions are taken according to each identified situation.

We believe that one of the important points for combating cyberattacks is an organizational culture that values cyber security, which is essential for strengthening defenses against digital threats. Accordingly, we take continuous action to strengthen this culture, including disseminating guidance booklets, lives and videos on the matter. Individuals should be aware of recommended security practices and should recognize signs of suspicious activity and understand their responsibilities in protecting the organization’s data. Additionally, we have an information security procedure in place for information technology, available to all employees, which outlines conduct, responsibilities and operational boundaries for employees and business units.

As mentioned in our Form 6-K furnished to the SEC on October 22, 2024, on October 16, 2024, we were subject to a cyberattack, which caused instability in our digital network, leading to some non-critical systems being unavailable for a few days. We immediately took all security and control measures and put into practice a plan to restore the affected systems. Following the attack, we engaged experienced external advisors to investigate the cyberattack, including its causes, scope, and potential perpetrators.

As part of our ongoing monitoring efforts, we became aware that cybercriminals disclosed the affected data, which was unstructured, but consistent with our records. The external advisor assessed the disclosure and identified that these records included non-sensitive information and low sensitive information. We informed the ANPD in accordance with applicable law. We continue to monitor the situation and closely cooperate with the ANPD as appropriate. Our ability to maintain water supply and sewage collection and treatment operations was not affected by the cyberattack.

As of the date of this annual report, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. See “Item 3.D—Risk Factor—Risks Relating to Our Business—Our business is subject to cyberattacks and security and privacy breaches.” for further details on this matter.

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

ITEM 19.	EXHIBITS

(a) Index to Consolidated Financial Statements

(b) List of Exhibits

Item	Description

1.1*	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on April 29, 2025)
2.1	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (“April 8, 2002 Form F-1”)).
4.2*	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4*	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6*	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).

4.7*	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on June 28, 2004).
4.8*	Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Form 6-K filed on February 25, 2008).
4.9*	Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Form 6-K filed on December 23, 2008).
4.10*	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).
4.11*	The Concession Contract for URAE-1 dated May 24, 2024 (English translation).
4.12*	Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.13*	Contract to provide public water supply and sewage services, among the Registrant, the State of São Paulo and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).
4.14*	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6-K filed on April 14, 2015).
4.15*	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).
4.16*	First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).
11.1*	Code of Conduct and Integrity dated February 25, 2021 (English translation) (incorporated by reference to the Form 6-K filed on April 21, 2021).
11.2	Disclosure of Material Information and trading of Securities Policy dated August 9, 2024 (English translation) (incorporated by reference to the Form 6-K filed on September 3, 2024).
12.1	Certification of Carlos Augusto Leone Piani, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Daniel Szlak, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlos Augusto Leone Piani, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification of Daniel Szlak, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Compensation of Directors, Officers, Members of the Fiscal Council and Statutory Committee / Compensation Recovery Policy (Clawback) dated March 28, 2025 (English Translation) (incorporated by reference to the Form 6-K filed on April 26, 2025).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

By:	/s/ Carlos Augusto Leone Piani
Name: Carlos Augusto Leone Piani Title: Chief Executive Officer

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

Date: April 30, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Financial Statements as at December 31, 2024 and 2023

And for the years ended

December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 30, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

1.                Concession infrastructure for sanitation services (Contract assets and Intangible assets)

As disclosed in Notes 14 and 15 to the consolidated financial statements, the Company has contract assets and intangible assets of R$ 4,877,667 thousand and R$ 44,771,124 thousand, respectively, as at December 31, 2024. Contract assets are recorded as a result of the concession agreements and represent assets under construction which are transferred to intangible assets after completion of the construction work, when they become available for use. The intangible assets amortization reflects the period during which the Company expects to consume the economic benefits arising from the assets, whether corresponding to the concession term or the assets’ useful lives. The intangible assets amortization ceases when the assets are fully consumed or written-off, whichever occurs first, or when there is indication of impairment.

We identified the existence of contract assets, impairment of contract assets and intangible assets as a critical audit matter because of management’s judgments and assumptions. With respect to contract assets, management’s judgments and assumptions included: (i) the nature of assets and the status of related projects, (ii) completion date of projects, (iii) analysis of projects with minimal capitalization activity during the period for potential impairment indicators, and (iv) capitalization of financial interests during construction phase. With respect to intangible assets, management’s judgments and assumptions included:(i) assumptions related to useful life of assets against regulatory terms and requirements, and (ii) assumptions and judgments related to assessment of potential impairment indicators. Auditing management’s judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

With respect to contract assets:

▪	Evaluating projects with minimal capitalization activity during the year and assessing potential impairment indicators;
▪	Visiting a sample of site projects of contract assets and inspecting the status of construction and related nature of assets in comparison with the business purpose of the construction and assessing potential impairment indicators;
▪	Testing a sample of additions to contract assets to assess the nature of assets against supporting documentation;
▪	Testing for a sample of projects the completion date of contract projects and the start date of amortization for a sample of additions to intangible assets;
▪	Performing independent inventory counting procedures for a sample of contract assets; and
▪	Evaluating the appropriateness of management’s assumptions to capitalize financial interest within contract assets during construction phase.

With respect to intangible assets:

▪	Evaluating the appropriateness of management’s policies and procedures to record intangible assets and assumptions used in the impairment analysis of intangible assets; and
▪	Testing the reasonableness of the expected useful lives of intangible assets for a sample of assets against concession terms, expected useful lives of similar assets and bifurcation of financial concession assets for the assets not fully amortized by the end of the concession agreement.

2.                Concession financial asset (Indemnity)

As disclosed in Note 16 to the consolidated financial statements, the Company has a concession financial asset of indemnity of R$ 17,601,626 thousand as of December 31, 2024 as a result of contract modification with 371 municipalities organized under the Regional Unit of Drinking Water Supply and Sewage Services of the Southeast Region (‘URAE-1’) that came into force on July 23, 2024. This resulted in the ‘bifurcation’ of R$ 8,450,316 from intangible assets and the Company accrued R$ 9,151,310 as financial income in accordance with the new contract.

We identified the impacts of the contract change with URAE-1 and evaluation of the contract financial assets as a critical audit matter because of management’s judgments and assumptions to support the ‘bifurcation’ of the concession financial assets (indemnity) and the related financial income impacting the results of operations, including: (i) considerations of applicable regulatory requirements, (ii) considerations of the terms of new contract with URAE-1, and (iii) manual computation of the information supporting the balance of the account and its impact on results of operations. Auditing management’s judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

▪	Assessing relevant terms and conditions of the new contract agreement with URAE-1 and evaluating relevant management’s judgments and assumptions used to support the ‘bifurcation’ of the contract financial asset;
▪	Evaluating the appropriateness of management’s judgments and assumptions to account for the new contract as a contract modification against relevant accounting guidance;
▪	Evaluating the appropriateness of management’s judgments and assumptions, including consideration of applicable regulatory requirements, to select the indemnifiable assets for bifurcation;
▪	Testing management’s assets reconciliation against the most recent asset regulatory records; and
▪	Testing manual calculations supporting the financial income impacting the current year operations and the related balance at the year-end date.

BDO RCS Auditores Independentes SS Ltda.

We have served as the Company's auditor since 2023.

São Paulo-SP, Brazil

April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on the financial statements

We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2022 (not presented herein), and the related statement of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

São Paulo, Brazil

April 25, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Financial Position as of December 31, 2024 and 2023

Amounts in thousands of reais

Assets	Note	December 31, 2024	December 31, 2023
Current
Cash and cash equivalents	7	1,682,606	838,484
Financial investments	8 (a)	3,699,694	2,426,752
Trade receivables	10 (a)	3,894,557	3,584,287
Accounts receivable from related parties	11 (a)	319,546	261,280
Inventories		10,818	86,008
Restricted cash	9	37,715	54,944
Recoverable taxes	19 (a)	800,811	494,647
Derivative financial instruments	5.1 (d)	67,440	-
Other assets		95,673	37,048
Total current assets		10,608,860	7,783,450

Noncurrent
Financial investments	8 (b)	769,057	-
Trade receivables	10 (a)	327,798	272,436
Accounts receivable from related parties	11 (a)	908,875	935,272
Escrow deposits		139,222	130,979
Deferred income tax and social contribution	21 (a)	-	98,076
Water and Basic Sanitation National Agency – ANA		1,993	2,673
Other assets		135,227	159,017

Investments	12	215,803	161,863
Investment properties	13	46,630	46,678
Contract assets	14	4,877,667	7,393,096
Financial asset (indemnity)	16	17,601,626	-
Intangible assets	15	44,771,124	44,012,858
Property, plant and equipment	17	561,548	474,559

Total noncurrent assets		70,356,570	53,687,507
Total assets		80,965,430	61,470,957

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Financial Position as of December 31, 2024 and 2023

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2024	December 31, 2023 (Reclassified)
Current
Trade payables and contractors		766,609	456,215
Borrowings and financing	18	3,133,850	2,616,406
Labor and social obligations	23	1,286,193	807,440
Taxes and contributions	19 (b)	591,271	511,972
Dividends and interest on capital payable	26 (b)	2,275,890	837,391
Provisions	22 (a)	1,546,185	1,064,367
Services payable	25	1,438,507	750,732
Public-Private Partnership - PPP	15 (d)	452,323	487,926
Program Contract Commitments	15 (c) (iv)	-	21,969
Performance Agreements	15 (g)	287,109	634,501
Other liabilities		194,308	218,923
Total current liabilities		11,972,245	8,407,842

Noncurrent
Borrowings and financing	18	22,124,447	16,919,944
Deferred income tax and social contribution	21 (a)	2,661,891	-
Deferred PIS/Cofins	20	1,117,804	164,097
Provisions	22 (a)	895,495	762,065
Pension plan obligations	24	1,931,145	2,142,871
Public-Private Partnership - PPP	15 (d)	2,853,896	2,798,688
Program Contract Commitments	15 (c) (iv)	-	12,047
Performance agreements	15 (g)	137,441	168,298
Other liabilities		343,012	237,729
Total non-current liabilities		32,065,131	23,205,739

Total liabilities		44,037,376	31,613,581

Equity
Capital stock	26 (a)	15,000,000	15,000,000
Earnings reserves		21,647,715	14,711,014
Other comprehensive income	26 (g)	280,339	146,362
Total equity	26	36,928,054	29,857,376
Total Equity and Liabilities		80,965,430	61,470,957

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Income for the

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	Note	2024	2023	2022

Net operating revenue	30	36,145,477	25,572,056	22,055,720
Operating costs	31	(16,603,073)	(16,051,866)	(14,350,903)

Gross profit		19,542,404	9,520,190	7,704,817

Selling expenses	31	(917,589)	(984,060)	(911,967)
Allowance for doubtful accounts	10 (c)	(557,789)	(652,920)	(782,057)
Administrative expenses	31	(2,311,438)	(1,597,548)	(1,398,507)
Other operating income (expenses), net	33	(280,450)	27,925	8,327
Equity accounting	12	35,322	32,393	24,551

Profit from operations before financial income (expenses) and income tax and social contribution		15,510,460	6,345,980	4,645,164

Financial expenses	32	(2,701,304)	(2,708,617)	(1,956,266)
Financial revenues	32	1,044,151	805,905	1,091,531
Exchange result, net	32	(210,499)	310,716	492,321

Financial result, net		(1,867,652)	(1,591,996)	(372,414)

Profit before income tax and social contribution		13,642,808	4,753,984	4,272,750

Income tax and social contribution
Current	21 (d)	(1,302,648)	(1,545,671)	(1,230,234)
Deferred	21 (d)	(2,760,597)	315,218	78,751
		(4,063,245)	(1,230,453)	(1,151,483)
Profit for the year		9,579,563	3,523,531	3,121,267
Earnings per share – basic and diluted (in reais)	27	14.02	5.16	4.57

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Comprehensive Income for the

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais

	Note	2024	2023	2022
Profit for the year		9,579,563	3,523,531	3,121,267
Other comprehensive income		133,977	(31,281)	131,269
Items which will be subsequently reclassified to the income statement:
Retained earnings (accumulated losses) on cash flow hedge, net of tax	5.1 (d)	(8,350)	-	-
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	24	142,327	(31,281)	131,269
Total comprehensive income for the year		9,713,540	3,492,250	3,252,536

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Changes in Equity for the

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Complementary minimum dividend	Retained earnings	Other comprehensive loss	Total

Balances as of December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	-	46,374	24,931,859

Net income for the year		-	-	-	-	3,121,267	-	3,121,267
Actuarial gains (losses)	24	-	-	-	-	-	131,269	131,269
Total comprehensive income for the year		-	-	-	-	3,121,267	131,269	3,252,536
Legal reserve	26 (b)	-	156,063	-	-	(156,063)	-	-
Interest on capital (R$1.08455 per share)	26 (b)	-	-	-	-	(741,301)	-	(741,301)
Complementary minimum dividends of 2021, approved (R$0.08139 per share)		-	-	-	(55,631)	-	-	(55,631)
Complementary minimum dividends (R$ 0.19145 per share)	26 (b)	-	-	-	130,857	(130,857)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	26 (b)	-	-	-	(53,930)	-	-	(53,930)
Transfer to investments reserve	26 (e)	-	-	2,093,046	-	(2,093,046)	-	-
Balances as of December 31, 2022		15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533

Net income for the year		-	-	-	-	3,523,531	-	3,523,531
Actuarial gains (losses)	24	-	-	-	-	-	(31,281)	(31,281)
Total comprehensive income for the year		-	-	-	-	3,523,531	(31,281)	3,492,250
Legal reserve	26 (b)	-	176,177	-	-	(176,177)	-	-
Interest on capital (R$1.22433 per share)	26 (b)	-	-	-	-	(836,839)	-	(836,839)
Complementary minimum dividends of 2022, approved (R$0.11255 per share)		-	-	-	(76,927)	-	-	(76,927)
Complementary minimum dividends (R$ 0.21607 per share)	26 (b)	-	-	-	147,689	(147,689)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends	26 (b)	-	-	-	(54,641)	-	-	(54,641)
Transfer to investments reserve	26 (e)	-	-	2,362,826	-	(2,362,826)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Changes in Equity for the

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Balances as of December 31, 2023		15,000,000	1,864,605	12,753,361	93,048	-	146,362	29,857,376

Net income for the year		-	-	-	-	9,579,563	-	9,579,563
Cash flow hedge		-	-	-	-	-	(8,350)	(8,350)
Actuarial gains (losses)	24	-	-	-	-	-	142,327	142,327
Total comprehensive income for the year		-	-	-	-	9,579,563	133,977	9,713,540
Legal reserve	26 (b)	-	478,978	-	-	(478,978)	-	-
Interest on capital (R$2.28 per share)	26 (b)	-	-	-	-	(1,556,454)	-	(1,556,454)
Dividends for the year (R$1.05 per share)		-	-	-	-	(718,692)	-	(718,692)
Complementary minimum dividends of 2023, approved (R$ 0.14 per share)	26 (b)	-	-	-	(93,048)	-	-	(93,048)
Withholding income tax on interest on capital attributable as minimum mandatory dividends	26 (b)	-	-	-	-	(274,668)	-	(274,668)
Transfer to investments reserve	26 (e)	-	-	6,550,771	-	(6,550,771)	-	-
Balances as of December 31, 2024		15,000,000	2,343,583	19,304,132	-	-	280,339	36,928,054

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows for the

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais

	December 31, 2024	December 31, 2023	December 31, 2022
Cash flow from operating activities
Profit before income tax and social contribution	13,642,808	4,753,984	4,272,750
Adjustments for:
Depreciation and amortization	2,676,642	2,790,586	2,450,849
Residual value of property, plant and equipment, intangible assets, contract assets and investment properties written-off	171,173	8,354	10,110
Bad debt expense	557,789	652,920	782,057
Provisions and inflation adjustment of provisions	801,179	458,889	630,689
Interest calculated on borrowings and financing payable	1,655,765	1,314,359	1,091,592
Inflation adjustment and exchange (losses) gains on borrowings and financing	659,475	(163,322)	(301,716)
Market value adjustment of financings (fair value hedge)	34,388	-	-
Interest and inflation adjustments, net	(237,617)	(79,232)	(377,832)
Finance charges from customers	(437,811)	(374,902)	(328,486)
Construction margin on intangible assets arising from concession agreements	(139,976)	(125,603)	(109,369)
Provision for Consent Decree (TAC), Knowledge Retention Program (PRC), Incentivized Dismissal Program (PDI), and Voluntary Dismissal Program (PDV)	354,078	356,300	(1,238)
Equity accounting	(35,322)	(32,393)	(24,551)
Interest and monetary adjustments on PPP	589,330	1,001,078	489,197
Transfer to the São Paulo Municipal Government	309,807	195,874	167,714
Pension plan obligations	161,505	238,751	183,262
Adjustment for the reclassification of derivative financial instruments	(324,778)	-	-
Financial asset adjustment (indemnities)	(9,151,310)	-	-
Deferred PIS/Cofins on financial assets (indemnity)	822,482	-	-
Other adjustments	108,901	21,997	15,488
	12,218,508	11,017,640	8,950,516
Changes in assets
Trade receivables	(442,312)	(835,324)	(489,885)
Accounts receivable from related parties	(25,429)	(4,553)	(295,091)
Inventories	(13,785)	38,239	(10,741)
Recoverable taxes	(306,163)	(251,741)	33,198
Escrow deposits	50,547	72,469	5,348
Other assets	(2,668)	36,091	18,264
Changes in liabilities
Trade payables and contractors	(437,694)	(394,188)	(220,462)
Services payable	377,968	(168,384)	86,501
Accrued payroll and related taxes	77,973	19,377	73,126
Taxes and contributions payable	265,189	186,810	120,853
Deferred PIS/Cofins	131,225	4,374	267
Provisions	(185,932)	(243,241)	(468,398)
Pension plan obligations	(227,233)	(249,488)	(239,174)
Other liabilities	(335,726)	(868,699)	(722,549)
Cash generated from operations	11,144,468	8,359,382	6,841,773

Interest paid	(1,976,694)	(1,936,419)	(1,505,488)
Income tax and social contribution paid	(1,763,206)	(1,568,611)	(1,368,686)
Net cash generated from operating activities	7,404,568	4,854,352	3,967,599
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(7,929,946)	(3,991,325)	(3,550,537)
Restricted cash	17,229	(17,470)	(9,007)
Financial invesments – investment	(6,456,564)	(1,559,808)	(426,171)
Financial invesments – redemption	5,303,658	816,965	1,181,683
Financial invesments – non-current	(769,057)	-	-
Additions to investments	(40,234)	(6,625)	(648)
Purchase of property, plant and equipment	(100,728)	(147,249)	(73,668)
Net cash used in investing activities	(9,975,642)	(4,905,512)	(2,878,348)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows for the

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais (continued)

	December 31, 2024	December 31, 2023	December 31, 2022

Cash flows from financing activities
Borrowings and financing
Funding	6,870,754	2,371,111	2,807,026
Amortization payment	(2,246,263)	(1,771,090)	(1,536,724)
Payment of interest on capital	(928,851)	(823,671)	(603,541)
Public-Private Partnership - PPP	(569,725)	(673,645)	(590,201)
Program Contract Commitments	(35,497)	(81,357)	(16,255)
Derivative financial instruments received	324,778	-	-
Capital increase	-	811	-
Net cash generated by (used in) financing activities	3,415,196	(977,841)	60,305

Increase / (decrease) in cash and cash equivalents	844,122	(1,029,001)	1,149,556

Represented by:
Cash and cash equivalents at the beginning of the year	838,484	1,867,485	717,929
Cash and cash equivalents at the end of the year	1,682,606	838,484	1,867,485
Increase / (decrease) in cash and cash equivalents	844,122	(1,029,001)	1,149,556

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2024, the Company operated water and sewage services in 375 municipalities of the São Paulo State.

As of July 23, 2024, a new Concession Agreement between SABESP and the Regional Unit of Drinking Water Supply and Sewage Services of the Southeast Region (URAE-1) became effective, covering 371 municipalities and valid until October 19, 2060.

As of December 31, 2024, at URAE-1, the accounting balance of intangible assets, contract assets and financial asset (indemnity) was R$ 65,783,885, representing 97.82% of the consolidated. Revenues from sanitation services totaled R$ 32,433,660, representing 99.33% of the consolidated.

For comparison purposes, as of December 31, 2023, the accounting balance of intangible assets and contract asset was R$ 49,789,584, representing 96.85% of the consolidated. Revenues from sanitation services totaled R$ 21,328,553, representing 99.14% of the consolidated.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromised the necessary investments.

The Company's shares have been listed on the “Novo Mercado” segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under SBS, since May 2002.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Approvals

The consolidated financial statements were approved by the Chief Executive Officer and Chief Financial Officer on April 30, 2025.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

•	Reclassification – Performance Agreements (current and non-curret liabilities)

Given the relevance of the performance agreements, the Company segregated the respective amounts previously recorded under “other liabilities” in current and noncurrent liabilities for the year ended December 31, 2024 (including the comparative information for December 31, 2023), to the “performance agreements” line item in current and noncurrent liabilities, as shown below:

Liabilities	Note	December 31, 2023	Reclassification	December 31, 2023 (Reclassified)
Current
Performance agreements	15 (g)	-	634,501	634,501
Other liabilities		853,424	(634,501)	218,923

Noncurrent
Performance agreements	15 (g)	-	168,298	168,298
Other liabilities		406,027	(168,298)	237,729

3.1	Consolidation

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

Years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024 and 2023, SABESP held 100% of direct interest in Sabesp Olímpia S/A.

3.2	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.3	Financial assets and liabilities

Financial assets - Classification

The Company classifies its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income, and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2024, the Company had financial assets classified in the three categories mentioned above and as of December 31, 2023, they were classified under amortized costs only.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Amortized cost

This category includes financial assets that meet the following conditions (i) assets held within the business model to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which are initially measured at transaction price, as it contains no financing items, and are subsequently measured at amortized cost.

Fair value through other comprehensive income

In this category, the changes in assets and liabilities of the fair value of derivative instruments designated as cash flow hedge used by the Company to protect against the risk and variability of future cash flows from financing denominated in U.S. dollars are recognized.

Fair value through profit or loss

In this category, the changes in assets and liabilities of the fair value of derivative instruments designated as fair value used by the Company to protect against the risk and variability of financing denominated in Yen are recognized.

Financial liabilities - Classification

The Company classifies its financial liabilities as measured at amortized cost or at fair value through profit or loss. The classification depends on the purpose for which the financial liabilities were assumed. As of December 31, 2024, the Company had financial liabilities classified in the two categories mentioned above and as of December 31, 2023, they were classified under amortized cost only.

Amortized cost

This category includes balances payable to contractors and suppliers, borrowings and financing in local currency, services payable, balances payable under Public-Private Partnerships (PPPs) and program and contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs, and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for the initial recognition of the net carrying amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Fair value through profit or loss

In this category, the financings denominated in U.S. dollars and Yen for which the Company contracted derivative instruments designated as cash flow hedge and fair value hedge, respectively, to protect against the risk and variability in future cash flows are recognized.

Derivative financial instruments and hedge accounting

Since 2024, the Company has been entering into foreign currency swap derivative financial instruments ("Cross currency interest rate swap") to hedge its financing denominated in foreign currency (U.S. dollar and Japanese yen). Initially, derivatives are recognized at fair value on the contract date and are subsequently remeasured at fair value. The method used for recognizing gains or losses in either profit or loss for the year or in other comprehensive income depends on whether the derivative is designated as a hedging instrument in cases where hedge accounting is applied. If so, the method depends on the nature of the item being hedged.

Starting in December 2024, the Company adopted hedge accounting and designated swap derivatives contracted as fair value hedge and cash flow hedge to protect financing denominated in foreign currency (U.S. dollar and yen).

a)	Fair value hedge

The Company applies fair value hedge accounting to protect against the risk of fixed-rate financing denominated in foreign currency (Yen). The gain or (loss) resulting from changes in the fair value of derivatives designated and qualified as fair value hedge is recorded in the income statement under "Financial income (expenses), net", along with any changes in the fair value of the hedged financing liability. The gain or loss related to the ineffective portion of the hedge is also recognized in the income statement under "Financial income (expenses), net”.

See details in Note 5.1 (d).

b)	Cash flow hedge

The Company applies cash flow hedge accounting to protect against the risk of floating-rate financing denominated in foreign currency (U.S. dollar). Changes in the fair value of derivatives designated and qualified as cash flow hedges are recorded and accumulated under "Other Comprehensive Income (OCI)" in equity, along with changes in the fair value of the hedged financing liability, calculated at present value from the date the hedging instrument is designated.

See details in Note 5.1 (d).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

c)	Hedge ineffectiveness

Hedge ineffectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure an economic relationship exists between the hedged item and the hedging instrument. The Company contracts derivatives with critical terms similar to those of the hedged items, such as reference rate, reset dates, payment dates, maturities, and notional amount.

Hedge ineffectiveness in interest rate swaps is assessed by the Company and may arise due to (i) credit valuation adjustments/debit valuation adjustments on interest rate swaps that are not matched by the borrowing; and (ii) differences in key terms between interest rate swaps and borrowings.

d)	Derivatives measured at fair value through profit or loss

Where applicable, when certain derivative instruments do not qualify for hedge accounting, changes in the fair value of any of these derivative instruments are recognized immediately in the income statement under "Other operating income (expenses), net”.

Impairment of financial assets

•	Accounts receivable

Due to the characteristics of the Company’s accounts receivable such as (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss, was adopted – it consists of recognizing the expected credit loss based on the asset’s useful life.

The methodology to calculate the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. It also considered the category of private and public customers and segregated accounts receivable among the regular consumption accounts and agreements. The Company concluded correlation analyses between macroeconomic indicators—Gross Domestic Product (GDP), Unemployment Rate, and the Extended Consumer Price Index (IPCA)—and its historical delinquency rates and found no significant impact on the calculation of expected losses.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

These deposits and financial investments are subject to an insignificant risk of change in value.

3.4	Operating revenue

(a)	Revenue from sanitation services

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

(c)	Revenue from the adjustment of the financial asstes (indemnity)

Update of assets classified as financial assets (indemnity), as described in Note 3.10 (b). The amounts are recognized based on the difference between the fair value adjustment of assets, using the Extended National Consumer Price Index (IPCA), and the amortized cost of the bifurcated intangible asset.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

Years ended December 31, 2024, 2023 and 2022

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

The depreciation of property, plant, and equipment begins when such an item becomes available for use, in its location, and under the necessary condition, when this asset becomes operational. Depreciation is calculated using the straight-line method and the average rates are presented in Note 17 (a). Land is not depreciated.

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

Years ended December 31, 2024, 2023 and 2022

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

For the concession agreement with URAE-1, established with the privatization of the Company in July 2024, the investments made and not amortized until the end of the concession are accounted for as a Financial Asset (Note 16).

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

The details referring to the amortization of intangible assets are described in Note 15 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(b)	Financial asset of the concession (indemnifiable asset)

During the effectiveness of the concession agreements, SABESP makes continuous investments to ensure the quality and continuity of services, and may replace assets related to the concession until the expiration of the contract.

At the end of the concession, infrastructure assets are returned to the granting authority through compensation, when provided for in the agreement, calculated based on the fair value updated by the IPCA. SABESP recognizes as a financial asset the portion of investments in reversible assets that have not yet been amortized at the end of the agreement, recording its update as operational revenue, in line with the Company's business model.

(c)	Software license of use

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

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs and stated at amortized cost. See Note 18. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Income tax expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is calculated based on the taxable profit for the year and the rates effective at the end of the year. The income tax was defined at a rate of 15%, plus a 10% surtax on taxable income exceeding R$ 240. The social contribution was defined at a rate of 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The Company periodically evaluates the positions taken in the income tax return regarding situations in which the applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

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

Years ended December 31, 2024, 2023 and 2022

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

Current taxes

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

In addition, revenues from sanitation services are also subject to the Regulatory, Control, and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control, and monitoring activities by ARSESP (regulatory authority), calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service that works as a mechanism to transfer funds from Sabesp to the regulatory authority.

Deferred taxes

The deferred taxes related to PIS and COFINS are determined based on the rates (and laws) in effect on the date of preparation of the financial statements, and they are expected to apply when the respective taxes are realized. These taxes are recognized only to the extent that it is probable that a taxable base will exist for them to be paid or offset.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

3.20	Pension plan obligations

(a) Defined	benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1 Plan), as well as the additional retirement and pension plan (G0), are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows are discounted to their present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (f)) and in liabilities as Leases (Note 18 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5 thousand – R$ 24 thousand), which are recorded as expenses when incurred.

3.23	Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.24	Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for under Law 9,249/1995 for tax-deductibility purposes, limited to the daily pro rata variation of the long-term interest rate (TJLP). The dividend attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations effective for periods beginning on or after January 1, 2024

The amendments to IAS 1 – Classification of Liabilities as Current or Non-Current; IAS 1 – Presentation of Financial Statements – Non-Current Liabilities with Covenants; IFRS 16 – Leases – Lease liability in a “Sale and Leaseback” transaction, did not impact the disclosures or amounts recognized in the annual consolidated financial statements.

4.2	New standards, amendments and interpretations of existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements that Management understands to apply to the Company.

Standard	Description	Impact

Amendments to IAS 21 - Effects of Changes in Foreign Exchange Rates[1]

The amendments specify how to assess whether a currency is convertible and how to determine the exchange rate when it is not. These amendments state that a currency is convertible into another currency when the Company is able to obtain the other currency within a period of time that allows for normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

IFRS 18 – Presentation and Disclosure in Financial Statements[2]

IFRS 18 replaces IAS 1 – Presentation of Financial Statements, transferring several of the requirements of IAS 1 that were not changed and complementing them with the new requirements. In addition, some paragraphs of IAS 1 were moved to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 – Financial Instruments: Disclosure. The IASB also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share.

The Company is assessing the impacts and effects of this Standard.
IFRS 19 – Subsidiaries without Public Accountability: Disclosures[2]

IFRS 19 allows an eligible subsidiary to provide reduced disclosures when applying Accounting Standards in its financial statements. A subsidiary is eligible for reduced disclosures if it does not have a public liability and its ultimate parent or any intermediate parent prepares publicly available consolidated financial statements that comply with Accounting Standards. IFRS 19 is optional for eligible subsidiaries and describes the disclosure requirements for subsidiaries that elect to apply it.

The Company does not expect any effects of this Standard.
1	Effective for annual periods beginning on or after January 1, 2025.
2	Effective for annual periods beginning on or after January 1, 2027.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company contracted hedge transactions in 2024 to protect itself against such risk, according to Note 5.1 (d).

Part of the financial debt, totaling R$ 3,366,723 as of December 31, 2024 (R$ 2,785,853 as of December 31, 2023), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	December 31, 2024		December 31, 2023
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	303,978	1,882,323	280,188	1,356,474
Borrowings and financing – Yen*	36,787,581	1,486,394	41,078,385	1,405,702
Interest and charges from borrowings and financing – US$		24,030		15,510
Interest and charges from borrowings and financing – Yen		8,364		8,167
Total exposure		3,401,111		2,785,853
Borrowing cost – US$		(42,510)		(37,520)
Borrowing cost – Yen		(2,236)		(2,442)
Total foreign-currency denominated borrowings (Note 18)		3,356,365		2,745,891
(*)	Debt in Yen measured at fair value as part of the hedge contract, as detailed in Note 5.1(d).

The table below shows the prices and exchange variations in the period:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2024	December 31, 2023	Variation
US$	R$ 6.1923	R$ 4.8413	27.9%
Iene	R$ 0.03947	R$ 0.03422	15.3%

Borrowings and financing increased R$ 574,953 in 2024 (a decrease of R$ 309,854 in 2023), see Note 18 (ii). As of December 31, 2024, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before funding costs in the year would have been R$ 336,672 in 2024 (R$ 278,586 in 2023), lower or higher, excluding the effects of hedge contracted at the end of 2024, according to Note 5.1 (d).

The probable scenario below presents the effect on the income statements for the next 12 months considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Probable scenario
(*)
Net currency exposure as of December 31, 2024 in US$ - Liabilities	303,978

US$ rate as of December 31, 2024	6.1923
Exchange rate estimated according to the scenario	6.0000
Difference between the rates	0.1923

Effect on the net financial result R$ - (loss)	58,455

Net currency exposure as of December 31, 2024 in Yen - Liabilities	36,787,581

Yen rate as of December 31, 2024	0.03947
Exchange rate estimated according to the scenario	0.04183
Difference between the rates	(0.00236)

Effect on the net financial result R$ - (loss)	(86,819)

Total effect on the net financial result in R$ - (loss)	(28,364)

(*)	For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for December 31, 2025, were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of December 31, 2024, respectively, excluding the effects of hedge contracted at the end of 2024, according to Note 5.1 (d).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk, except for the financing at the Secured Overnight Financing Rate (SOFR), according to Note 5.1 (d); however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	December 31, 2024	December 31, 2023
CDI(i)	15,250,135	9,966,111
TR(ii)	1,683,342	1,684,711
IPCA(iii)	2,982,735	3,038,378
TJLP(iv)	1,067,436	1,365,806
SOFR(v)	1,882,325	1,356,473
Interest and charges	572,399	392,906
Total	23,438,372	17,804,385

(i)	CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR – Secured Overnight Financing Rate

Another risk to which the Company is exposed, is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2024, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 234,384
(R$ 178,044 in 2023) lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash, financial asset (indemnity) and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2024 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10 and 11.

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

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA+.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch, for deposit transactions and financial investments in local currency is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	4,186,146	2,940,690
Others (*)	1,196,154	324,546
	5,382,300	3,265,236

(*)	As of December 31, 2024, this category includes R$ 298 (R$ 322,241 as of December 31, 2023) referring to Banco BV and the amount of R$ 1,195,511 referring to Banco Santander (as of December 31, 2023 – R$ 1,680), current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

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

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2024.

	2025	2026	2027	2028	2029	2030 onwards	Total
As of December 31, 2024

Liabilities
Borrowings and financing	5,486,592	6,993,902	4,148,835	3,247,705	3,697,777	14,911,951	38,486,762
Trade payables and contractors	766,609	-	-	-	-	-	766,609
Services payable	1,438,507	-	-	-	-	-	1,438,507
Public-Private Partnership – PPP	452,323	470,080	487,400	505,288	523,832	5,918,847	8,357,770
Total	8,144,031	7,463,982	4,636,235	3,752,993	4,221,609	20,830,798	49,049,648

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are showed in Note 18 (c).

(d)	Derivative financial instruments

Under the Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, thus reducing the effects of undesirable fluctuations of these variables on the Company’s operations, Sabesp contracts hedge instruments, mainly for its financings denominated in foreign currency.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to protect the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

Operations contracted and settled in 2024

As of April 04, 2024, the Company contracted hedge operations, with no speculative nature, through swap transactions of debt variations denominated in US$ + 6.23% and Yen + 1.44% interest per year for a percentage of CDI + 0.13% p.a. The total value of the hedged debt with the aforementioned operations was 98.0%. For the aforementioned transactions, which matured on December 12, 2024, the Company did not apply the hedge accounting policy as it did not meet eligibility criteria, measuring them at fair value through profit or loss, recognizing gains and losses in the financial result as “net financial result”. These operations matured on December 12, 2024.

Below are the values of the swap contracts (US$ and Yen + interest vs. CDI) settled on December 12, 2024:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Operation	Currency	Financing	Notional Value Yen/US$ (thousand)	Fair Value of the Asset Position	Fair Value of the Liability Position	Gain / (Loss) with Derivatives – Swap settled on December 12
1	Yen	JICA 15 CONS	3,927,290	156,198	136,392	19,806
2	Yen	JICA 15 WORK	1,834,860	73,140	63,867	9,273
3	Yen	JICA 17 WORK	2,559,546	101,391	86,138	15,253
4	Yen	JICA 17 CONS	616,110	24,365	20,699	3,666
5	Yen	JICA 18 WORK	1,781,080	70,982	62,084	8,898
6	Yen	JICA 18 CONS	3,399,720	135,197	118,310	16,887
7	Yen	JICA 19 WORK	20,139,925	800,653	711,620	89,033
8	Yen	JICA 19 CONS	2,529,050	100,013	88,888	11,125
Subtotal			36,787,581	1,461,939	1,287,998	173,941
9	US$	IDB 1212	10,278	63,456	55,282	8,174
10	US$	IDB 4623	156,958	921,231	803,855	117,376
11	US$	IBRD 7662-BR	57,848	353,395	311,524	41,871
12	US$	IBRD 8916	78,894	376,478	338,041	38,437
Subtotal	Currency		303,978	1,714,560	1,508,702	205,858
Total				3,176,499	2,796,700	379,799

Operations Outstanding as of December 31, 2024

The Company entered into hedge operations, effective from December 12, 2024, with no speculative nature, through swap transactions denominated in US$ and Yen + annual interest, as shown in Note 18, for a percentage of CDI - 0.36% p.a. The total value of the debt hedged with the aforementioned operations was 100.0%. For these transactions, the Company applied the hedge accounting policy as it met eligibility criteria, using (i) cash flow hedge for US$-denominated debt, and (ii) fair value hedge for Yen-denominated debt.

The transactions have maturity dates ranging from July 21, 2025, to March 16, 2048, according to the maturities of the corresponding financing, as detailed in Note 18.

Below are the values of the swap contracts (USD and Yen + interest vs. CDI) as of December 31, 2024:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Operation	Currency	Financing	Notional Value Yen/US$	Fair Value of the Asset Position	Fair Value of the Liability Position	Fair Value, Net	Gain / (loss) with Derivatives- swap from December 12 to 31	Derivative instruments – swap designated as Cash Flow Hedge	Fair Value
1	Yen	JICA 15 CONS	3,927,290	154,834	156,205	(1,371)	(1,371)	-	326
2	Yen	JICA 15 WORK	1,834,860	75,069	73,013	2,056	2,056	-	(2,550)
3	Yen	JICA 17 WORK	2,559,546	105,119	101,762	3,357	3,357	-	(4,027)
4	Yen	JICA 17 CONS	616,110	25,302	24,476	826	826	-	(984)
5	Yen	JICA 18 WORK	1,781,080	70,242	70,869	(627)	(627)	-	153
6	Yen	JICA 18 CONS	3,399,720	134,034	135,221	(1,187)	(1,187)	-	282
7	Yen	JICA 19 WORK	20,139,925	823,242	800,959	22,283	22,283	-	(27,597)
8	Yen	JICA 19 CONS	2,529,050	99,813	100,460	(647)	(647)	-	9
Subtotal			36,787,581	1,487,655	1,462,965	24,690	24,690	-	(34,388)
9	US$	IDB 1212	10,278	65,698	62,314	3,384	-	3,384	-
10	US$	IDB 4623	156,958	972,082	951,770	20,312	-	20,312	-
11	US$	IBRD 7662-BR	57,848	355,973	350,680	5,293	-	5,293	-
12	US$	IBRD 8916	78,894	492,665	478,904	13,761	-	13,761	-
Subtotal			303,978	1,886,418	1,843,668	42,750	-	42,750	-
Total				3,374,073	3,306,633	67,440	24,690	42,750	(34,388)
	Cost of hedged instruments reclassified to other comprehensive income			-	-	-	-	(55,402)	-
	Other comprehensive income			-	-	-	-	12,652	-
	Deferred income tax and social contribution			-	-	-	-	(4,302)	-
	Other comprehensive income - net			-	-	-	-	8,350	-

(e)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with IFRS 7, in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2024, or until the final settlement of each contract, whichever occurs first, considering a likely scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

December 31, 2024
Indicators	Exposure	Probable scenario

Assets
CDI	5,659,878	15.4100%(**)
Financial income		872,187

Liabilities
CDI	(15,250,135)	15.4100%(**)
Interest to be incurred		(2,350,046)
CDI net exposure	(9,590,257)	(1,477,859)

Assets
IPCA	17,601,626	4,9900%(*)
Operating revenue		878,321

Liabilities
IPCA	(2,982,735)	4,9900%(*)
Interest to be incurred		(148,838)
IPCA net exposure	(14,618,891)	729,483

Liabilities
TR	(1,683,342)	0.0191%(**)
Expenses to be incurred		(322)

TJLP	(1,067,436)	7.9500%(*)
Interest to be incurred		(84,861)

SOFR (***)	(1,882,325)	4.1870%(**)
Interest to be incurred		(78,813)

Total expenses to be incurred, net		(912,372)

(*)	Source: BACEN and LCA of December 31, 2024
(**)	Source: B3 of December 31, 2024
(***)	Source: Bloomberg – Hedged by financial instrument

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

	December 31, 2024	December 31, 2023

Total borrowings and financing (Note 18)	25,258,297	19,536,350
(-) Cash and cash equivalents (Note 7)	(1,682,606)	(838,484)
(-) Financial investments (Note 8)	(3,699,694)	(2,426,752)

Net debt	19,875,997	16,271,114
Total equity	36,928,054	29,857,376

Total (shareholders plus providers of capital)	56,804,051	46,128,490

Leverage ratio	35%	35%

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

5.4	Financial instruments

As of December 31, 2024, the Company had financial assets classified as amortized cost, fair value through other comprehensive income and fair value through profit or loss.

The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), financial assets (indemnity), accounts payable to suppliers, borrowings and financing in local and foreign currency (except for the financing in Yen, which is being measured at fair value through profit or loss), services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The financial instruments included in the fair value through other comprehensive income and fair value through profit or loss categories are recorded in the derivative financial instruments line.

The estimated fair values of the financial instruments were as follows:

Financial Assets

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,682,606	1,682,606	838,484	838,484
Financial investments	4,468,751	4,468,751	2,426,752	2,426,752
Restricted cash	37,715	37,715	54,944	54,944
Trade receivables	4,222,355	4,222,355	3,856,723	3,856,723
Instrumentos financeiros derivativos	67,440	67,440	-	-
Water and Basic Sanitation National Agency – ANA	1,993	1,993	2,673	2,673
Financial asset (indemnity)	17,601,626	17,601,626	-	-
Other assets	230,900	230,900	196,065	196,065

Additionally, SABESP has financial instrument assets receivables from related parties, totaling R$1,228,389 as of December 31, 2024 (R$1,196,545 as of December 31, 2023), which were calculated under the conditions negotiated between related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$1,105,299 (R$1,076,174 as of December 31, 2023), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b) with a term similar to the terms of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	25,258,297	26,362,590	19,536,350	19,950,055
Trade payables and contractors	766,609	766,609	456,215	456,215
Services payable	1,438,507	1,438,507	750,732	750,732
Program contract commitments	-	-	34,016	34,016
Public-Private Partnership - PPP	3,306,219	3,306,219	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by Brazilian Financial and Capital Markets Association (ANBIMA) in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

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

(iv)	Other financings in local currency are considered by the carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates plus Secured Overnight Finance Rate (SOFR’s) future rate, obtained with Bloomberg, adjusted to present value using the exchange coupon curve obtained with B3, plus future Treasury Financial Bills (LFT), disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2024.

(vi)	The contracts with the JPY + (YEN) index are projected until final maturity in the original currency, using the contracted interest rates, translated to the Brazilian real through the JPY/BRL forward rate (NDF) for the term and adjusted to present value using the interpolated DI curve, obtained from B3, and the accounting value is the same as the fair value. Additionally, for hedge accounting purposes, the IRR (Internal Rate of Return) at inception is used, calculated at the moment of designation.

(vii)	Lease and finance leases based on IFRS 16 correspond to instruments valued at their present value. Thus, the Company discloses the amount recorded as of December 31, 2024 as market value.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Years ended December 31, 2024, 2023 and 2022

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

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.20 and 23.

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

Years ended December 31, 2024, 2023 and 2022

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

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.18 and 21.

(e)	Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.16 and 22. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted taking into consideration changes in the circumstances involved.

(f)	Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to the historical avegare billing of the respective bill. Additional information on revenue and accounts receivable are described in Notes 3.4 and 10.

7	Cash and cash equivalents

	December 31, 2024	December 31, 2023

Cash and banks	31,784	31,187
Cash equivalents	1,650,822	807,297
Total	1,682,606	838,484

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024, the average yield of cash equivalents corresponded to 96.83% of CDI (96.25% as of December 31, 2023).

8	Financial investments

(a)	Current

The Company has financial investments in Bank Deposit Certificate - CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2024	December 31, 2023
Banco BV	298	322,240
Banco Bradesco S/A	1,442,159	643,445
Banco BTG Pactual S/A	226,819	449,241
Brazilian Federal Savings Banks	828,720	-
Banco do Brasil S/A	7,020	1,011,826
Banco Santander	1,194,678	-
	3,699,694	2,426,752

As of December 31, 2024, the average yield of the financial investments corresponded to 101.0% CDI in December 2024 (103.30% as of December 31, 2023).

(b)	Non-current

The Company has investments in Financial Bills (LF), with a yield of 102.0% of the CDI, as shown in the table below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2024	December 31, 2023

Banco Itaú S/A	769,057	-
	769,057	-

9	Restricted cash

	December 31, 2024	December 31, 2023

Agreement with the São Paulo Municipal Government (i)	27,502	47,749
Agreement with the São Paulo Municipal Government (ii)	4,544
Brazilian Federal Savings Bank – escrow deposits	235	365
Other	5,434	6,830
	37,715	54,944

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

(ii)	Amount deducted from the percentage transfer of the revenue earned in the Municipality to FMSAI, due to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with URAE-1, referring to the São Paulo Municipal Government (PMSP).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

10	Trade receivables

(a)	Financial position balances

	December 31, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,409,094	2,200,921
Agreements (iii)	659,778	839,010

	3,068,872	3,039,931
Government entities:
Municipal	690,010	623,601
Federal	5,303	8,036
Agreements (iii)	370,823	374,372

	1,066,136	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,744	4,343
São Caetano do Sul	11,773	45,333
São Caetano do Sul - Agreement	65,213	-

Total wholesale customers – Municipal governments	81,730	49,676

Unbilled supply	1,253,826	1,138,316

Subtotal	5,470,564	5,233,932
Allowance for doubtful accounts	(1,248,209)	(1,377,209)

Total	4,222,355	3,856,723

Current	3,894,557	3,584,287
Noncurrent	327,798	272,436

Total	4,222,355	3,856,723

(i)	General customers - residential and small and mid-sized companies;

(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and

(iv)	Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(b)	The aging of trade receivables is as follows

	December 31, 2024	December 31, 2023

Current	2,979,496	2,723,975
Past-due:
Up to 30 days	637,375	627,986
From 31 to 60 days	303,238	271,476
From 61 to 90 days	177,777	181,639
From 91 to 120 days	168,515	127,421
From 121 to 180 days	241,030	290,610
From 181 to 360 days	47,992	57,289
Over 360 days	915,141	953,536

Total past-due	2,491,068	2,509,957

Total	5,470,564	5,233,932

(c)	Allowance for doubtful accounts

Changes in assets	December 31, 2024	December 31, 2023	December 31, 2022

Balance at beginning of the year	1,377,209	1,428,517	1,280,088
Constitution/(reversal) of losses	41,793	21,103	209,360
Recoveries	(170,793)	(72,411)	(60,931)

Balance at the end of the year	1,248,209	1,377,209	1,428,517

Reconciliation of estimated/historical losses of income	December 31, 2024	December 31, 2023	December 31, 2022

Write-offs	(685,581)	(703,325)	(636,366)
(Losses)/reversal with state entities - related parties	(1,208)	(903)	2,738
(Losses)/reversal with the private sector / government entities	(41,793)	(21,103)	(209,360)
Recoveries	170,793	72,411	60,931

Amount recorded expense (Note 31)	(557,789)	(652,920)	(782,057)

The Company does not have customers individually accounting for 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024, the Company has judicial payment order issued in its favor, currently totaling R$ 2,967,308 (R$ 3,085,265 as of December 31, 2023), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the financial statements.

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

The Company’s judicial payment orders are as follows:

Debtor	December 31, 2024	December 31, 2023
Municipality of São Paulo	2,898,210	3,042,927
Municipality of Cotia	-	15,456
Municipality of Ferraz de Vasconcelos	22,883	-
Municipality of Cachoeira Paulista	12,608	14,964
Municipality of Agudos	14,039	-
Others	19,568	11,918
TOTAL	2,967,308	3,085,265

Additionally, the Company negotiated judicial payment order for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with the municipalities.

As of May 9, 2024, the Board of Directors approved the adherence to the Notice for agreement 1/2024 from the Municipality of São Paulo (PMSP), whose adherence deadline ended on June 30, 2024. The objective of said Notice was the presentation of direct agreement proposals by holders of judicial payment orders.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

For the adherence to be effective, approval by the Judicial Payment Order Conciliation Chamber of the Municipal Attorney General Office (PGM) and other subsequent procedures according to the Notice would be required. SABESP could withdraw the proposal at any time, provided it is before the payment made by the Board of Registered Warrants Executions and Calculations of the São Paulo State Court of Justice (DEPRE TJSP), as provided in the Notice.

As of October 21, 2024, the Judicial Payment Orders Conciliation Chamber of the Attorney General Office of the Municipality of São Paulo approved part of the agreement proposals submitted by SABESP for the settlement of registered warrant credits under the Call Notice for agreement 1/2024.

The restated amounts of the judicial payment orders, object to the approved agreements, total R$ 701 million. A discount rate will be applied to these amounts based on the chronological order of payment, as outlined in item 1 of the Call Notice, and according to the calculations to be carried out by DEPRE TJSP, as follows: (i) 20% for credits from 2009 and 2010; (ii) 25% for credits from 2011 and 2012; (iii) 30% for credits from 2013 and 2014; (iv) 35% for credits from 2015 and 2019; and (v) 40% for credits from 2020 and 2024.

In late January 2025, the Municipal Government of São Paulo raised objections to the calculations made by DEPRE/TJSP, contesting the income tax percentage used, both in the tax base and the applied rate. As a result, given the uncertainty generated by the objection, it is not possible to identify a reasonable expectation for determining the amount to be realized. Therefore, no entry was recorded until December 31, 2024.

In the first three months of 2025, the Company received R$55.399 million related to this agreement.

11	Related-Party Balances and Transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital payable, revenue and expenses

	December 31, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services (ii)	173,466	169,515
Allowance for losses	(51,706)	(50,498)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (iii) and (iv)	84,973	36,241
- GESP Agreement – 2015 (vi)	112,813	106,022

Total current	319,546	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vi)	907,514	933,911

Total noncurrent	908,875	935,272

Total receivables	1,228,421	1,196,552

Assets:
Sanitation services	123,121	120,378
Reimbursement of additional retirement and pension benefits (G0)	1,105,300	1,076,174

Total	1,228,421	1,196,552

Liabilities:
Interest on capital payable	458,985	420,564

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	2024	2023	2022

Revenue from sanitation services	891,312	775,988	661,955
Payments received from related parties	(843,026)	(741,089)	(632,501)

Payment received from reimbursement referring to Law 4,819/58	(178,941)	(189,713)	(186,690)

(ii)	Sanitation services

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

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

See additional information about the G0 plan in Note 24 (ii).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2024 and 2023, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,685,493 and R$ 1,583,449, respectively, for which allowances for doubtful accounts were recorded for the total amount.

(v)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2024 and 2023, the amounts corresponding to such actuarial liability were R$ 1,931,145 and R$ 2,098,622, respectively. For detailed information on additional retirement and pension benefits, see Note 24.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

In July 2022, R$ 325,561 referring to the adjustment for inflation until that date was recorded at present value.

As of December 31, 2024, the balance receivable was R$ 112,813 in current assets (R$ 106,022 as of December 31, 2023) and R$ 907,514 in noncurrent assets (R$ 933,911 as of December 31, 2023).

(b)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State Government that benefit them with a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(c)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 18.

(d)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

In 2024, expenses with employees assigned to other state entities totaled R$ 5,669 (R$ 8,165 in 2023 and R$ 800 in 2022).

No expenses with employees from other entities assigned to the Company were recorded in 2024, 2023 and 2022. Due to privatization, this practice no longer exists after this event.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(e)	Non-operating assets

As of December 31, 2024 and 2023, the Company had an amount of R$ 3,613 related to a land and lent structures.

(f)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of December 31, 2024, the balance of the agreement totaled R$ 9,434 and R$ 104,489 (R$ 8,876 and R$ 99,279 as of December 31, 2023), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

As of August 2, 2024, the São Paulo State Government completed the sale of its equity interest in EMAE, which has not been considered a related party to the Company since that date.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2024 totaled R$ 132,244 (R$ 44,249 as of December 31, 2023). See Note 24.

(h)	Compensation of the Fiscal Council and Management Key Personnel

The compensation of the Executive Officers, members of the Audit Committee, Boards of Directors, and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines defined at the Annual Shareholders’ Meeting held on April 25, 2024.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council, and Executive Board receive an annual reward equivalent to a monthly fee, calculated on a prorated basis referring to fees in effect, in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, health insurance, private pension, daycare assistance, annual leave (with the characteristic of paid leave for thirty (30) calendar days, including vacation bonuses granted under the same criteria offered to employees, paid at the time of the leave), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, under the guidelines approved at the latest General Shareholders' Meeting, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual, and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times each Executive Officer’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

With the completion of the privatization process, the Company no longer has a controlling shareholder. As a result, the expenses related to the compensation of the members of the Fiscal Council, appointed by GESP (the controlling shareholder at the time), and Management totaled R$ 8,550 in 2023.

Additional amounts of R$ 2,043 and R$ 1,885, referring to the executive officers’ bonus program, were recorded in 2024 and 2023, respectively.

(i)	Loan agreement through credit facility

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of December 31, 2024, the balance of principal and interest of this agreement totaled R$ 4,007, which was recorded in “Other assets” under current assets (R$ 694 and R$ 2,814, respectively, as of December 31, 2023), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024, the balance of principal and interest of this agreement totaled R$ 2,934 and R$ 85,977, respectively, which was recorded in “Other assets” under current and noncurrent assets (R$ 78,611 as of December 31, 2023, recorded in “Other assets” under noncurrent assets), at CDI + 2% p.a.

The agreement referring to the first installment was executed on September 26, 2023. The principal plus the accumulated interest on it, along with the second installment of the concession fee, of R$ 80,707, will be used for capital increase in SABESP Olímpia.

(j)	FEHIDRO

In April 2021, the Company entered into three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra and Vargem Grande Paulista. The investment totaled R$ 10.8 million, R$ 8.7 million of which, or 80% of the total, are financed by FEHIDRO and R$ 2.1 million, or 20% of the total, will be financed by SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponds to the grace period, and 41 months to amortization.

As of December 31, 2024, the balance of these financings totaled R$ 2.8 million (as of December 31, 2023 – R$ 1.3 million).

(k)	Privatization Process

According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, for the contracting of independent audit firms, law firms, opinions, or specialized studies necessary to the privatization.

The amount to be reimbursed by the São Paulo State as of December 31, 2024 was R$ 99,653 recorded under “Other assets”

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(l)	Equatorial S.A.

In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A, acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity stake in SABESP. As of December 31, 2024, the balance of dividends and interest on capital payable was R$ 341,272.

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

1.	Sesamm

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

As of December 31, 2024, the company’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value, of which SABESP holds an interest of 36%, while GS Inima holds an interest of 64%.

The operations initiated in June 2012.

2.	Águas de Andradina

As of September 15, 2010, Águas de Andradina S.A. was incorporated, for an indefinite term, to provide water supply and sewage services to the municipality of Andradina.

As of December 31, 2024, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Andradina as a guarantee for the issue of Letters of Guarantee with BNDES.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The operations initiated in October 2010.

3.	Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated to provide water supply and sewage services in the municipality of Castilho.

As of December 31, 2024, the company’s share capital was R$ 2,785, divided into 2,785,276 registered shares with no par value, of which SABESP holds an interest of 30%, whilw Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Castilho as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

4.	Attend Ambiental

As of August 23, 2010, Attend Ambiental S/A was incorporated to implement and operate a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2024, the company’s share capital was R$ 23,494, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45%, while Estre holds an interest of 55%.

The operations initiated in December 2014.

5.	Aquapolo Ambiental S/A.

As of October 8, 2009, Aquapolo Ambiental, was incorporated with the purpose of producing, supplying, and selling reuse water to Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2024, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%, while GS Inima Industrial holds an interest of 51%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through a debenture issue.

The operations initiated in October 2012.

6.	Paulista Geradora de Energia

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

As of December 31, 2024, the company’s share capital was R$ 28,989, divided into 288,988,640 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%.

The operations initiated in March 2023.

7.	Cantareira SP Energia

As of October 28, 2022, Cantareira SP Energia S/A was created with the purpose of developing, producing, and selling photovoltaic energy; selling and purchasing energy; renting, loaning, and leasing own or third-party assets; operating and maintaining energy generation plants; and holding an interest in other companies.

As of December 31, 2024, the company’s share capital was R$ 1,000, divided into 1,000,000 registered common shares with no par value, of which SABESP holds an interest of 49%, while Pacto SP Energia I Ltda. holds an interest of 51%.

As of December 31, 2024, operations had not initiated yet.

8.	Baruei Energia Renovável (former FOXX URE-BA Ambiental S/A)

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2024, the company’s share capital was R$ 274,755, divided into 274,754,806 registered common shares with no par value, of which SABESP holds an interest of 20%, while FOXX Inova Ambiental S/A holds an interest of 80%.

9.	Infranext Soluções em Pavimentação S/A

As of December 7, 2022, SPE Infranext Soluções e Pavimentação S/A was created to sell cold asphalt and related products, provide related services, make investments, and hold interest in other companies.

As of December 31, 2024, the company’s share capital was R$ 7,050, divided into 7,050,000 registered common shares with no par value, and can be increased up to R$ 12,000, divided into 12,000,000 registered common shares with no par value, of which SABESP holds an interest of 45% and DVS – Locação de Equipamentos Ltda. holds 55%.

As of December 31, 2024, operations had not initiated yet.

10.	SABESP Olímpia S/A

As of August 11, 2023, Sabesp Olímpia S/A was incorporated with the corporate purpose of providing public water supply and sewage services in the municipality of Olímpia/SP, under the Concession Agreement resulting from the Bid Notice 02/2023.

As of December 31, 2024, the company’s share capital was R$ 811, divided into 811.121 registered common shares with no par value. The company’s total share capital will be R$ 8,111, divided into 8,111,208 registered common shares with no par value, of which SABESP will hold an interest of 100%.

The operations initiated in December 2023.

Interests in investees

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The Company holds equity interest valued by the equity accounting in the following investees:

Company	Equity			Contribution	Dividends distributed	Profit (loss) for the year
	2024	2023	2022	2024	2024	2024	(*)	2023	2022

Sesamm	75,307	61,275	59,371	-	(4,677)	18,709	-	20,389	14,825
Águas de Andradina	37,959	34,088	30,777	-	(1,068)	4,939	-	3,311	1,186
Águas de Castilho	8,782	12,784	10,787	-	(6,157)	2,155	-	1,997	1,403
Attend Ambiental	55,162	43,263	29,729	-	(6,987)	18,886	-	17,749	8,177
Aquapolo Ambiental	116,688	102,442	73,926	-	(26,758)	41,004	-	37,516	30,496
Paulista Geradora de Energia (**)	27,004	42,307	10,486	-	-	(443)	-	1,728	(744)
Cantareira SP Energia	10,613	10,650	1,000	-	-	(37)	-	(464)	-
Barueri Energia Renovável	251,420	63,309	69,258	201,172	-	(12,477)	(584)	(1,686)	-
Infranext Soluções em Pavimentação	4,154	4,699	7,050	-	-	(522)	(23)	(2,351)	-
Sabesp Olímpia	(16,766)	(3,066)	-	-	-	(13,700)	-	(3,877)	-

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s consolidated financial statements.
(**)	The reduction in Equity is due to Advances for Future Capital Increase from other investors that were not converted into share capital, totaling R$ 14,860.

The balances of investments and the respective changes are as follows:

	Investiments		Contribution	Dividends distributed	Reclassification (***)	Equity in the earnings of subsidiaries					Interest percentage
	2024	2023	2024	2024	2024	2024	Reversal	(*)	2023	2022	2024	2023	2022
Sesamm	27,111	22,059	-	(1,683)	-	6,735		-	7,340	5,337	36%	36%	36%
Águas de Andradina	11,387	10,225	-	(320)	-	1,482		-	992	356	30%	30%	30%
Águas de Castilho	2,635	3,835	-	(1,847)	-	647		-	599	421	30%	30%	30%
Attend Ambiental	24,824	19,469	-	(3,143)	-	8,498		-	7,987	3,680	45%	45%	45%
Aquapolo Ambiental	57,178	50,196	-	(13,111)	-	20,093		-	18,383	14,943	49%	49%	49%
Paulista Geradora de Energia	6,750	6,861	-	-	-	(111)		-	432	(186)	25%	25%	25%
Cantareira SP Energia	5,194	5,212	-	-	-	(18)		-	(227)	-	49%	49%	49%
Barueri Energia Renovável	50,285	12,663	40,234	-	-	(2,495)		(117)	(2,054)	-	20%	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	(608)	(235)	853	(10)	(1,058)	-	45%	45%	45%
Total	185,364	130,520	40,234	(20,104)	(608)	34,596	853	(127)	32,394	24,551
FOXX URE-BA Ambiental (**)	24,340	25,244
Other investments	6,099	6,099
Overall total	215,803	161,863

(*)	Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s consolidated financial statements.

(**)	The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***) The	amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

As of July 02, 2024, Barueri Energia Renovável S.A. (“Barueri Energia”) issued simple debentures, not convertible into shares, with additional personal guarantees, in a single series, totaling R$ 395,000, to finance the investments expected in its business plan. SABESP pledged its shareholding as a collateral for the issue and provided an Equity Support Agreement (ESA) as security instruments, observing the limit of its shareholding to 20% of the transaction value, i.e. R$ 79,000.

13	Investment Properties

	December 31, 2023	Depreciation	December 31, 2024

Investment properties	46,678	(48)	46,630

As of December 31, 2024, the market value of these properties was approximately R$453,700 (R$ 393,600 as of December 31,2023).

	December 31, 2022	Depreciation	December 31, 2023

Investment properties	46,726	(48)	46,678

	December 31, 2021	Additions	Depreciation	December 31, 2022

Investment properties	46,126	648	(48)	46,726

14	Contract assets

	December 31, 2023	Additions (i)	Write-offs (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2024 (iii)

Total contract assets	7,393,096	6,675,914	(164,022)	5,796	(9,033,117)	4,877,667

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarulhos and Praia Grande, in the amounts of R$ 2,744 million, R$ 518 million and R$ 239 million, respectively.

(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Guarulhos and Itanhaém, in the amounts of R$ 3,632 million, R$ 353 million and R$ 241 million, respectively.

(iii)	The largest works are located in the municipalities of São Paulo, Guarulhosa and Francisco Morato, in the amounts of R$ 1,165 million, R$ 418 million and R$ 260 million, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2024 and 2023, there were no leases amounts recorded in the contract assets recognized before December 31, 2019 in accordance with IAS 17.

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

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset, totaling R$ 564,302 (R$ 638,208 in 2023 and R$ 622,803 in 2022) during the construction period.

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower, to cover administration costs and the assumption of responsibility for primary risk is lower. In 2024 and 2023 the margin was 2.3%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Construction margin for 2024, 2023 and 2022 were R$ 139,976, R$ 125,603 and R$ 109,369, respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset the execution of the works. In 2024 and 2023, the total referring to expropriations was R$ 64,047 and R$ 58,682, respectively.

15	Intangible assets

(a)	Statement of financial position details

	December 31, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	-	-	-	747,925	(241,808)	506,117
Concession agreements – economic value	-	-	-	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(5,344)	142,656	148,000	(411)	147,589
Concession agreements – others	112,456	(52,964)	59,492	-	-	-
Program contracts	-	-	-	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	4,437,857	(588,098)	3,849,759	1,709,757	(497,731)	1,212,026
Services contracts – São Paulo	-	-	-	29,161,286	(8,967,701)	20,193,585
Concession agreement – URAE-1	62,042,186	(22,085,992)	39,956,194	-	-	-
Software license of use	1,570,845	(932,558)	638,287	1,300,504	(787,280)	513,224
Right of use - other assets	240,106	(115,370)	124,736	217,204	(99,144)	118,060
Total	68,551,450	(23,780,326)	44,771,124	65,239,037	(21,226,179)	44,012,858

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(b)	Changes

	December 31, 2023	Addition	Transfer of contract assets	Transfers	Write-offs and disposals	Amortization	Transfers to Financial Assets	December 31, 2024
Intangible right arising from:
Concession agreements – equity value	506,117	-	13,216	(508,709)	(22)	(10,602)	-	-
Concession agreements – economic value	637,760	(181)	13,005	(576,439)	-	(74,145)	-	-
Concession agreements – new contracts	147,589	-	-	-	-	(4,933)	-	142,656
Concession agreements – others	-	-	4,090	57,445	-	(2,043)	-	59,492
Program contracts	20,684,497	-	1,392,259	(21,469,330)	(1,020)	(606,406)	-	-
Program contracts – commitments	1,212,026	2,728,100	-	-	-	(90,367)	-	3,849,759
Services contracts – São Paulo	20,193,585	-	801,993	(20,278,339)	(1,327)	(715,912)	-	-
Concession agreement – URAE-1	-	20,712	6,573,841	42,727,540	(4,449)	(911,134)	(8,450,316)	39,956,194
Software license of use	513,224	29,972	234,713	4,989	-	(144,611)	-	638,287
Right of use – other assets	118,060	84,048	-	-	(46)	(77,326)	-	124,736
Total	44,012,858	2,862,651	9,033,117	(42,843)	(6,864)	(2,637,479)	(8,450,316)	44,771,124

As of December 31, 2024, the URAE-1 concession agreement line included leases totaling R$ 338,740 (R$ 43,738 and R$ 330,941 as of December 31, 2023, recorded under concession agreements - equity value, and program contracts, respectively).

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

Years ended December 31, 2024, 2023 and 2022

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

(c)	Intangible arising from concession agreements

The Company operates concession agreements for water supply and sewage services mostly based on agreements that define rights and obligations regarding to the exploration of assets related to the provision of public services. The agreements provide for the return of the assets to the granting authority at the end of the concession period.

As of December 31, 2024, the Company operated in 375 municipalities in the São Paulo State, including the municipality of Olímpia (376 municipalities as of December 31, 2023). The agreement with URAE-1 includes 371 municipalities and is effective until 2060. The provision of services is remunerated in the form of tariffs and regulated by ARSESP.

Intangible rights arising from concession agreements include:

(i) Concession agreements – new contracts

These refer to contracts awarded through bidding processes following the New Legal Sanitation Framework. The assets are amortized over the contracted period or the useful life of the underlying assets, whichever is shorter.

(ii)	Concession agreements – others

Mianly refer to the assets of the agrément executed with the municipalities of Miguelópolis, Quintana e Nova Guataporanga, which did not join URAE-1.

(iii) Concession agreement – URAE-1

Concession Agreement 01/2024 (Agreement) between URAE-1 and the Company became effective on July 23, 2024. URAE-1 is composed of 371 municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The agreement regulates the operation of sanitation services and establishes:

•	The services the operator must provide and the municipalities where these services must be rendered;
•	The performance indicators for the provision of sanitation services regarding the quality of services rendered, coverage of services, and losses. To meet these obligations, continuous investments are made throughout the concession term. Therefore, the assets tied to the URAE-1 concession agreement may need to be replaced several times before the end of the concession;

•	At the end of the concession, infrastructure-related assets must revert to the granting authority, subject to compensation;
•	The price is regulated through a tariff mechanism established in the concession agreements, which also defines the tariff review modalities, which should be sufficient to cover costs, the amortization of investments, and return on the capital invested.

The Agreement was executed following the New Framework for Basic Sanitation, Law 14,026/2020, which amended points in Law 11,445/2007, imposing restrictions regarding the extension of program contracts, i.e. the granting authorities can no longer contract directly and must conduct bidding processes for the services.

Under this framework, a financial asset was recognized given that there is an unconditional contractual right to receive cash or another financial asset from the grantor for construction services (indemnity), which generally must be paid before services resume, according to the contract.

In this new structure, considering the expiration date of the Contract, i.e. October 19, 2060, investments where the asset’s useful life exceeds the term of the contract will be indemnified, duly restated by the IPCA/IBGE for reversible assets and values related to work in progress that have not yet been capitalized.

Accordingly, due to the transition of the 371 agreements into a single agreement with URAE-1, since July 2024, SABESP started to recognize the financial asset that is reclassified from Intangible assets, referring to the contractual rights to receive cash (indemnity) at the end of the contract, which corresponds to investments made and not recovered, as shown in Notes 15 and 16.

Furthermore, the Agreement also provides for variable transfers to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) as follows:

•	São Paulo: variable during the term of the agrément, as detailed below;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

•	São José dos campos: 5%
•	Other 369 municipalities: 4%

Regarding the Municipality of São Paulo, we have the following characteristics:

(a) 7.5% of the Net Revenue between 2025 and 2040;

(b) 8% of the Net Revenue between 2041 and 2060;

(c) Of the amount mentioned in item (a), to align the implementation of municipal urban public policy with the Universalization schedule, 5.5% levied on the estimated Net Revenue for the period between 2025 and 2029 was paid by SABESP in a single installment of R$ 2,280,000 on August 22, 2024. The Municipality of São Paulo acknowledged that the amount paid represented SABESP’s settlement of its obligation regarding the early portion transferred to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI), which will be amortized over the term of the agreement;

(d) Without prejudice to the early payment mentioned in item (c) above, to reach the total transfer percentage of 7.5% mentioned in item (a), 2.0% of Net Revenue between 2025 and 2029 will be paid by SABESP every quarter after the publication of its quarterly results;

(e) As of 2030, 7.5% of Net Revenue will be paid every quarter by SABESP until 2040, after the publication of its quarterly results; and

(f) As of 2041, 8.0% of Net Revenue will be paid every quarter by SABESP until 2060, after the publication of its quarterly results.

(vi) Services contracts - Municipality of São Paulo

Refers to the operations with the Municipality of São Paulo, with which the Company executed, along with the State, a contract to provide water supply and sewage services, on June 23, 2010, for 30 years, extendable for another 30 years. With the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the agreement with the Municipality of São Paulo is now included within URAE-1.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPP. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

The amounts recorded in intangible assets are as follows:

	December 31, 2024	December 31, 2023
Alto Tietê	219,096	235,224
São Lourenço	2,386,192	2,556,002
Total	2,605,288	2,791,226

The obligations assumed by the Company as of December 31, 2024 and 2023 are shown in the table below:

	December 31, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities
Alto Tietê	-	-	-	52,762	-	52,762
São Lourenço	452,323	2,853,896	3,306,219	435,164	2,798,688	3,233,852
Total	452,323	2,853,896	3,306,219	487,926	2,798,688	3,286,614

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(e)	Amortization of Intangible Assets

The average amortization rate totaled 2.8% as of December 31, 2023 (5.4% as of December 31, 2023 and 5.2% as of December 31, 2022). The average rate decreased after the signing of the new agreement with URAE-1, described in Note 15 (c) (iii) given that the new agreement is effective until October 19, 2060.

(f)	Leases and right of use

Nature	December 31, 2024	December 31, 2023

Leases - Concession Agreement – URAE-1
Cost	588,534	588,600
Accumulated amortization	(249,794)	(213,921)
(=) Net	338,740	374,679

Right of use - Other assets
Vehicles	216,431	205,593
Properties	22,098	11,566
Equipment	1,577	45
Accumulated amortization	(115,370)	(99,144)
(=) Net	124,736	118,060

Total – Leases and Right of use	463,476	492,739

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 18.

The table below shows the impact in the income statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Impact in the income statement
	December 31, 2024	December 31, 2023	December 31, 2022

Right-of-use amortization	(114,111)	(96,429)	(105,551)
Financial result – interest expense and inflation adjustment	(134,509)	(75,108)	(72,050)
Short-term and low-value lease expenses	(28,411)	(26,776)	(25,365)
Decrease of the income of the year	(277,031)	(198,313)	(202,966)

(g)	Performance Agreements

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

The accounting balances of current agreements recorded in the contract asset and intangible assets are as follows:

	December 31, 2024	December 31, 2023
Contract asset	380,204	183,876
Intangible assets	1,933,347	2,191,361
Total	2,313,551	2,375,237

As of December 31, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	December 31, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities
Total	287,109	137,441	424,550	634,501	168,298	802,799

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

16	Financial Asset (Indemnity)

With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, which resulted in a single agreement covering 371 municipalities with a new expiration day in 2060, providing greater legal security and granting an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible and not fully amortized investments by the end of the agreement must be compensated.

The impacts of Income Tax and Social Contribution and PIS and Cofins will be deferred until the time of their realization.

The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows:

	December 31, 2023	Transfer of Intangible asset (a)	Update of the Financial Asset (b)	December 30, 2024
Financial Asset
Concession Agreement - URAE-1	-	8,450,316	9,151,310	17,601,626
Total	-	8,450,316	9,151,310	17,601,626

(a)	Correspond to transfers (bifurcation) of intangible assets to the financial asset of the concession, which were previously recognized at their cost;

(b)	Review of the financial asset considering the restatement by the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. A total of R$ 8,757,450 was recognized at initial bifurcation, in July 2024, with the start of the agreement with URAE-1.

17	Property, plant and equipment

(a)	Statement of financial position details

	December 31, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual Depreciation average rate	Cost	Accumulated depreciation	Net	Annual Depreciation average rate
Land	94,751	-	94,751	-	94,228	-	94,228	-
Buildings	135,357	(47,035)	88,322	2.4%	125,672	(44,726)	80,946	2.2%
Equipment	502,967	(331,092)	171,875	13.9%	443,380	(313,193)	130,187	14.2%
Transportation equipment	35,224	(11,624)	23,600	10.2%	14,625	(10,384)	4,241	9.9%
Furniture and fixtures	41,378	(17,778)	23,600	6.7%	41,049	(15,876)	25,173	6.8%
Other	164,503	(5,103)	159,400	6.6%	140,548	(764)	139,784	6.5%
Total	974,180	(412,632)	561,548	9.6%	859,502	(384,943)	474,559	9.7%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(b)	Changes

	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2024
Land	94,228	-	523	-	-	94,751
Buildings	80,946	7,835	1,783	-	(2,242)	88,322
Equipment	130,187	29,434	42,153	(256)	(29,643)	171,875
Transportation equipment	4,241	17,597	2,628	-	(866)	23,600
Furniture and fixtures	25,173	1,111	(517)	(31)	(2,136)	23,600
Other	139,784	44,751	(20,907)	-	(4,228)	159,400
Total	474,559	100,728	25,663	(287)	(39,115)	561,548

	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	5,832	28,459	(14)	(1,299)	80,946
Equipment	120,865	55,449	(18,121)	(641)	(27,365)	130,187
Transportation equipment	2,495	-	2,432	-	(686)	4,241
Furniture and fixtures	23,496	6,522	(3,060)	(72)	(1,713)	25,173
Other	49,887	79,446	10,826	-	(375)	139,784
Total	338,939	147,249	20,536	(727)	(31,438)	474,559

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2022
Land	94,213	-	15	-	-	94,228
Buildings	45,498	4,657	(976)	(45)	(1,166)	47,968
Equipment	115,154	27,849	1,988	(781)	(23,345)	120,865
Transportation equipment	2,472	175	658	(3)	(807)	2,495
Furniture and fixtures	22,079	2,646	394	(149)	(1,474)	23,496
Other	11,741	38,341	(30)	(78)	(87)	49,887
Total	291,157	73,668	2,049	(1,056)	(26,879)	338,939

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

18	Borrowings and financing

	December 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	-	-	-	45,450	22,385	67,835
18th issue debentures	-	-	-	46,962	-	46,962
22nd issue debentures	179,350	-	179,350	170,957	170,616	341,573
23rd issue debentures	125,000	249,354	374,354	490,810	374,279	865,089
24th issue debentures	-	538,606	538,606	-	512,122	512,122
26th issue debentures	-	1,371,685	1,371,685	-	1,302,042	1,302,042
27th issue debentures	199,590	299,391	498,981	200,000	498,634	698,634
28th issue debentures	444,100	626,762	1,070,862	127,715	1,070,457	1,198,172
29th issue debentures	250,000	1,107,523	1,357,523	-	1,314,136	1,314,136
30th issue debentures	125,000	748,405	873,405	125,000	873,231	998,231
31th issue debentures	-	2,934,936	2,934,936	-	-	-
32th issue debentures	-	2,496,521	2,496,521	-	-	-
Brazilian Federal Savings Bank	123,495	1,559,847	1,683,342	108,210	1,508,275	1,616,485
Brazilian Development Bank - BNDES PAC II 9751	7,348	9,131	16,479	7,286	16,316	23,602
Brazilian Development Bank - BNDES PAC II 9752	4,978	6,223	11,201	4,936	11,107	16,043
Brazilian Development Bank - BNDES ONDA LIMPA	6,855	-	6,855	27,219	6,766	33,985
Brazilian Development Bank - BNDES TIETÊ III	202,398	455,333	657,731	200,693	652,175	852,868
Brazilian Development Bank - BNDES 2015	34,436	328,772	363,208	34,146	360,021	394,167
Brazilian Development Bank - BNDES 2014	6,694	3,552	10,246	6,638	10,107	16,745
Inter-American Development Bank - IDB 2202	181,349	1,803,222	1,984,571	181,349	1,983,615	2,164,964
Inter-American Development Bank - IDB INVEST	44,300	771,201	815,501	39,550	814,840	854,390
Inter-American Development Bank - IDB INVEST 2022	18,800	419,697	438,497	14,100	438,241	452,341
Inter-American Development Bank - IDB INVEST 2023	16,450	431,410	447,860	14,100	447,791	461,891
International Finance Corporation – IFC 2022	34,200	680,626	714,826	22,800	713,910	736,710

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
International Finance Corporation – IFC 2023	10,000	977,574	987,574	-	986,651	986,651
International Finance Corporation – IFC 2024	-	1,048,579	1,048,579	-	-	-
Leases (Concession Agreements, Program Contracts and Contract Asset)	108,533	208,611	317,144	49,884	259,326	309,210
Leases (Others)	97,657	53,267	150,924	68,499	73,801	142,300
Other	1,868	931	2,799	3,003	2,910	5,913
Interest and other charges	548,372	-	548,372	377,398	-	377,398
Total in local currency	2,770,773	19,131,159	21,901,932	2,366,705	14,423,754	16,790,459
Borrowings and financing outstanding balance	December 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$10,278 thousand (US$20,556 thousand in December 2023)	63,645	-	63,645	49,759	49,759	99,518
Inter-American Development Bank - IDB 4623 – US$156,958 thousand (US$152,187 thousand in December 2023)	25,577	919,189	944,766	-	712,449	712,449
International Bank of Reconstruction and Development (IBRD) – IBRDs 7662 e 8916 – US$136,741 thousand (US$107,445 thousand in December 2023)	37,707	793,697	831,404	29,433	477,554	506,987
JICA 15 – ¥5,762,150 thousand (¥6,914,580 thousand in December 2023)	47,710	181,946	229,656	39,437	197,180	236,617
JICA 18 – ¥5,180,800 thousand (¥6,216,960 thousand in December 2023)	40,462	163,491	203,953	35,457	177,168	212,625
JICA 17 – ¥3,175,656 thousand (¥3,464,352 thousand in December 2023)	16,414	113,216	129,630	9,879	107,880	117,759
JICA 19 – ¥22,668,975 thousand (¥24,482,493 thousand in December 2023)	99,168	821,749	920,917	62,059	774,200	836,259
Interest and charges	32,394	-	32,394	23,677	-	23,677
Total in foreign currency	363,077	2,993,288	3,356,365	249,701	2,496,190	2,745,891

Total borrowings and financing	3,133,850	22,124,447	25,258,297	2,616,406	16,919,944	19,536,350

Exchange rate as of December 31, 2024: US$6.1923; ¥0.03947 (as of December 31, 2023: US$4.8413; ¥0.03422).

As of December 31, 2024, the Company did not have balances of borrowings and financing, raised during the year, to maturing within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2024
Financial institution	Amortized cost	Adjustment	Total

JICA 15 – ¥ 5,762,150 thousand (december/23 – ¥ 6.914.580 thousand in December 2023)	227,432	2,224	229,656
JICA 18 – ¥ 5,180,800 thousand (¥ 6.216.960 thousand in December 2023)	204,388	(435)	203,953
JICA 17 – ¥ 3,175,656 mil (¥ 3.464.352 thousand in December 2023)	124,619	5,011	129,630
JICA 19 – ¥ 22,668,975 mil (¥ 24.482.493 thousand in December 2023)	893,329	27,588	920,917
Interest and charges	8,363	-	8,363
Total	1,458,131	34,388	1,492,519

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
18th issue debentures	Own funds	2024	TJLP + 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
22nd issue debentures	Own funds	2025	CDI +0.58% (Series 1) and CDI + 0.90% (Series 2) and 6.0% (Series 3)	IPCA (Series 3)
23rd issue debentures	Own funds	2027	CDI +0.49% (Series 1) and CDI + 0.63% (Series 2)
24th issue debentures	Own funds	2029	3.20% (Series 1) and 3.37% (Series 2)	IPCA (Series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI +1.60% (Series 1) and CDI + 1.80% (Series 2) and 2.25% (Series 3)
28th issue debentures	Own funds	2028	CDI +1.20% (Series 1) and CDI + 1.44% (Series 2) and 1.60% (Series 3)
29th issue debentures	Own funds	2036	CDI +1.29% (Series 1) and 5.3058% (Series 2) and 5.4478% (Series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI +1.30% (Series 1) and 1.58% (Series 2)
31th issue debentures	Own funds	2034	CDI +0.49% (Series 1) e CDI+1.10% (series 2) e CDI+1.31% (Series 3)
32th issue debentures	Own funds	2026	CDI+ 0.30%
Brazilian Federal Savings Bank	Own funds	2025/2042	5% to 9.5%	TR
Brazilian Development Bank – BNDES PAC II 9751	Own funds	2027	TJLP+1.72%
Brazilian Development Bank – BNDES PAC II 9752	Own funds	2027	TJLP+1.72%
Brazilian Development Bank – BNDES ONDA LIMPA	Own funds	2025	TJLP+1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP+1.66%
Brazilian Development Bank – BNDES 2015	Own funds	2035	TJLP+2.18%
Brazilian Development Bank – BNDES 2014	Own funds	2026	TJLP+1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI+0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+1.90% and CDI+2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI+2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI+0.50%
International Finance Corporation – IFC 2022	Own funds	2032	CDI+2.00%
International Finance Corporation – IFC 2023	Own funds	2033	CDI+2.00%
International Finance Corporation – IFC 2024	Own funds	2034	CDI+0.3735%
Fehidro	Own funds	2035	3%
Leases (Concession Agreements, Program Contracts and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (Others)		2042	9.74% to 15.24%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes	Hedge cost

Inter-American Development Bank - IDB 1212 - US$10,278 thousand	Government	2025	SOFR + 5.34% (*)	US$	DI -0.47% p.a.
Inter-American Development Bank - IDB 4623 - US$152,187 thousand	Government	2044	SOFR + 6.50940% (*)	US$	DI -0.06% p.a.
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$111,425 thousand	Government	2034	SOFR + 5.89% and 6.99% (*)	US$	DI -0.66% a.a. e DI +0.41% p.a.
JICA 15 – ¥5,762,150 thousand	Government	2029	1.8% and 2.5%	Yen	DI +0.82% p.a.
JICA 18 – ¥5,180,800 thousand	Government	2029	1.8% and 2.5%	Yen	DI +0.79% p.a.
JICA 17– ¥3,320,004 thousand	Government	2035	1.2% and 0.01%	Yen	DI -0.25% p.a.
JICA 19– ¥22,668,975 thousand	Government	2037	1.7% and 0.01%	Yen	DI +0.32% p.a.

(i)       Payment schedule – book value as of December 31, 2024

	2025	2026	2027	2028	2029	2030	2031 to 2044	TOTAL
LOCAL CURRENCY
Debentures	1,323,040	3,719,487	1,415,030	674,405	1,316,921	1,288,121	1,959,219	11,696,223
Brazilian Federal Savings Bank	123,495	131,136	139,242	147,721	153,538	151,203	837,007	1,683,342
BNDES	262,709	252,712	239,862	84,973	34,436	34,436	156,592	1,065,720
IDBs – National	260,899	330,209	315,069	420,959	383,238	349,769	1,626,286	3,686,429
IFCs	44,200	64,450	91,400	147,450	218,700	335,000	1,849,779	2,750,979
Leases (Concession Agreements, Program Contracts and Contract Asset)	206,190	64,682	22,690	29,417	20,579	124,510	-	468,068
Other	1,868	931	-	-	-	-	-	2,799
Interest and other charges	548,372	-	-	-	-	-	-	548,372
TOTAL IN LOCAL CURRENCY	2,770,773	4,563,607	2,223,293	1,504,925	2,127,412	2,283,039	6,428,883	21,901,932
FOREIGN CURRENCY
IDB	89,222	51,155	51,155	51,155	51,155	51,155	663,414	1,008,411
IBRD	37,707	37,707	37,707	37,707	50,233	62,759	567,584	831,404
JICA	203,754	169,367	169,367	169,367	169,269	82,983	520,049	1,484,156
Interest and other charges	32,394	-	-	-	-	-	-	32,394
TOTAL IN FOREIGN CURRENCY	363,077	258,229	258,229	258,229	270,657	196,897	1,751,047	3,356,365
Total	3,133,850	4,821,836	2,481,522	1,763,154	2,398,069	2,479,936	8,179,930	25,258,297

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(ii)       Changes

	December 31, 2023	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Fair Value	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Exchange rate change reclassified to OCI	Interest paid	Amortization payment	Accrued interest	Provision for interest and fees – Capitalized	Provision for interest/rates reclassifiedto OCI	Expenses with borrowing costs	December 31, 2024

EM MOEDA NACIONAL
Debentures	7,534,818	-	5,440,478	(13,010)	116,330	-	25,579	-	(795,005)	(1,232,091)	801,565	169,235	-	14,124	12,062,023
Brazilian Federal Savings Bank	1,621,014	-	165,873	-	10,503	-	2,879	-	(128,418)	(112,399)	101,284	27,321	-	-	1,688,057
BNDES	1,341,472	-	-	-	7,413	-	2,518	-	(93,215)	(281,867)	67,629	24,887	-	238	1,069,075
BID 2202	2,252,742	-	-	-	-	-	-	-	(257,571)	(181,349)	139,993	104,513	-	955	2,059,283
BID INVEST 2020	900,367	-	-	-	-	-	-	-	(115,506)	(39,550)	15,854	93,554	-	661	855,380
IFC 2022	757,297	-	-	-	-	-	-	-	(94,577)	(22,800)	46,651	46,372	-	915	733,858
IFC 2023	1,006,642	-	-	(528)	-	-	-	-	(116,964)	-	61,841	60,871	-	1,451	1,013,313
IFC 2024	-	-	1,060,000	(11,428)	-	-	-	-	-	-	5,698	4,470	-	7	1,058,747
IDB INVEST 2022	454,543	-	-	-	-	-	-	-	(59,504)	(14,100)	59,752	-	-	256	440,947
IDB INVEST 2023	464,131	-	-	-	-	-	-	-	(59,907)	(14,100)	60,191	-	-	70	450,385
Leases (Concession Agreements, Program Contracts and Contract Asset)	309,210	-	-	-	-	-	-	-	(104,725)	-	112,659	-	-	-	317,144
Leases (Others)	142,300	84,048	-	-	-	-	-	-	(31,799)	(105,839)	62,214	-	-	-	150,924
Others	5,923	-	2,472	-	7	-	-	-	(178)	(5,625)	163	2	-	32	2,796
TOTAL IN LOCAL CURRENCY	16,790,459	84,048	6,668,823	(24,966)	134,253	-	30,976	-	(1,857,369)	(2,009,720)	1,535,494	531,225	-	18,709	21,901,932

FOREIGN CURRENCY
IDBs	819,455	-	29,428	(4,096)	196,490	-	-	26,808	(58,916)	(53,446)	57,242	-	3,609	1,259	1,017,833
IBRD	515,015	-	204,314	(2,749)	132,645	-	9	21,920	(37,492)	(32,319)	40,715	298	3,065	596	846,017
JICA	1,411,421	-	-	-	196,087	34,388	994	-	(22,917)	(150,778)	22,314	800	-	206	1,492,515
TOTAL IN FOREIGN CURRENCY	2,745,891	-	233,742	(6,845)	525,222	34,388	1,003	48,728	(119,325)	(236,543)	120,271	1,098	6,674	2,061	3,356,365
Total	19,536,350	84,048	6,902,565	(31,811)	659,475	34,388	31,979	48,728	(1,976,694)	(2,246,263)	1,655,765	532,323	6,674	20,770	25,258,297

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization payment	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(2,043)	114,228	21,421	(839,833)	(741,812)	628,580	176,739	11,172	7,534,818
Brazilian Federal Savings Bank	1,526,185	-	174,058	-	22,023	5,475	(122,843)	(106,982)	98,428	24,670	-	1,621,014
BNDES	1,380,993	-	190,000	-	10,326	2,464	(97,829)	(241,992)	78,745	18,516	249	1,341,472
IDB 2202	2,450,550	-	-	-	-	-	(328,627)	(181,349)	135,524	175,689	955	2,252,742
IDB INVEST 2020	943,619	-	-	-	-	-	(138,676)	(37,340)	27,360	104,739	665	900,367
IFC 2022	774,525	-	-	-	-	-	(114,131)	(15,200)	15,029	96,160	914	757,297
IFC 2023	-	-	1,000,000	(13,652)	-	-	(2,434)	-	11,335	11,090	303	1,006,642
IDB INVEST 2022	469,327	-	-	-	-	-	(72,245)	(14,100)	71,305	-	256	454,543
IDB INVEST 2023	-	-	470,000	(1,083)	-	-	(41,022)	(7,050)	43,263	-	23	464,131
Leases (Concession Agreements, Program Contracts and Contract Asset)	357,844	-	-	-	-	-	(54,135)	(48,634)	54,135	-	-	309,210
Leases (Others)	101,374	108,405	-	-	-	-	(39,918)	(88,452)	60,891	-	-	142,300
Other	12,130	-	3,629	-	60	-	(587)	(9,884)	566	9	-	5,923
TOTAL IN LOCAL CURRENCY	16,182,913	108,405	1,837,687	(16,778)	146,637	29,360	(1,852,280)	(1,492,795)	1,225,161	607,612	14,537	16,790,459

FOREIGN CURRENCY
IDBs	532,693	-	384,824	(5,137)	(45,895)	-	(33,808)	(51,178)	36,929	-	1,027	819,455
IBRD	399,762	-	173,547	(3,032)	(30,374)	-	(22,089)	(31,009)	27,663	57	490	515,015
JICA	1,803,109	-	-	-	(231,877)	105	(26,795)	(157,785)	23,697	763	204	1,411,421
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	558,371	(8,169)	(309,959)	105	(84,139)	(278,295)	89,198	1,131	1,890	2,745,891
TOTAL	18,958,671	108,405	2,396,058	(24,947)	(163,322)	29,465	(1,936,419)	(1,771,090)	1,314,359	608,743	16,427	19,536,350

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and Exchange variation	Inflation adjustment / exchange variation and incorporated interest – Capitalized	Interest paid	Amortization payment	Accrued interest	Provision for interest and fees – Capitalized	Expenses with borrowing costs	December 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(4,320)	165,879	-	(712,966)	(563,504)	544,116	257,951	11,242	8,166,366
Brazilian Federal Savings Bank	1,483,113	-	119,437	-	17,247	7,131	(117,041)	(100,855)	80,422	36,731	-	1,526,185
BNDES	1,392,844	-	200,000	-	7,020	3,117	(104,596)	(222,353)	67,311	37,391	259	1,380,993
IDB 2202	2,589,442	-	-	-	-	-	(281,971)	(181,349)	98,574	224,899	955	2,450,550
IDB INVEST	956,942	-	-	-	-	-	(108,921)	(34,800)	129,733	-	665	943,619
IFC	-	-	760,000	(9,385)	-	-	(24,978)	-	-	48,507	381	774,525
IDB INVEST 2022	-	-	470,000	(3,922)	-	-	(30,698)	-	33,840	-	107	469,327
Leases (Concession Agreements, Program Contracts and Contract Assets)	397,311	-	-	-	-	-	(54,390)	(39,467)	54,390	-	-	357,844
Leases (Others)	125,969	42,182	-	-	-	-	(17,659)	(84,437)	35,319	-	-	101,374
Other	14,094	-	3,654	-	56	2	(789)	(5,669)	748	34	-	12,130
TOTAL IN LOCAL CURRENCY	14,427,683	42,182	2,553,091	(17,627)	190,202	10,250	(1,454,009)	(1,232,434)	1,044,453	605,513	13,609	16,182,913

FOREIGN CURRENCY
IDBs	387,837	-	226,497	(6,732)	(20,355)	-	(12,581)	(56,273)	13,733	-	567	532,693
IBRD	420,881	-	39,417	(3,166)	(28,665)	61	(3,779)	(30,895)	5,525	20	363	399,762
JICA	2,401,887	-	15,546	-	(437,296)	3,243	(33,167)	(177,007)	26,597	3,102	204	1,803,109
BID 1983AB	85,548	-	-	-	(5,602)	-	(1,952)	(40,115)	1,284	614	417	40,194
TOTAL IN FOREIGN CURRENCY	3,296,153	-	281,460	(9,898)	(491,918)	3,304	(51,479)	(304,290)	47,139	3,736	1,551	2,775,758
TOTAL	17,723,836	42,182	2,834,551	(27,525)	(301,716)	13,554	(1,505,488)	(1,536,724)	1,091,592	609,249	15,160	18,958,671

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(a)	Main events in 2024

Debentures

31st Issue Debentures:

As of March 05, 2024, the Company raised R$ 2,940.5 million from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics:

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

12th Issue Debentures

As of June 04, 2024, the Company made the early final amortization payment of the 12th issue debentures, totaling R$ 49,704.9 million, of which R$ 49,287.5 million in principal and R$ 417.4 million in interest.

23rd Issue Debentures

As of May 10, 2024, the Company made the final amortization payment of series 1 of the 23rd issue debentures, totaling R$ 519,439.9 million, of which R$ 491,755.0 million in principal and R$ 27,684.9 million in interest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

32nd Issue Debentures

As of September 10, 2024, the Company raised R$ 2,500.0 million from the 32nd issue of simple, unsecured debentures, not convertible into shares, in a single series, with the following characteristics:

	Value	Rate	Maturity
Single series	2,500,000	CDI + 0.30% p.a.	2026

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 203 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

The covenants agreed upon for the 31st and 32nd Issues are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

IDB INVEST 2020:

As of February 17, 2025, the Company paid the early partial amortization of the long-term tranche, totaling R$ 492,119, R$ 459,740 of which in principal and R$ 32,379 in interest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Additionally, as of February 10, 2025, the spread of the medium-term tranche was renegotiated from DI + 1.90% to DI + 0.90% and became effective on February 18, 2025.

Impacts from the privatization:

The Company obtained prior and express consent through formalizations or contractual amendments to enable the change of its ownership structure without triggering the occurrence of early maturity outlined in the clauses of the respective contracts with the financial agents IDB INVEST, IBRD, IFC, JICA, BNDES, CEF, and the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures.

Amendments to the contracts with IDB Invest and IDB Invest with PROPARCO were signed, changing the description and concept of Net Debt to align with the criterion already used by IFC, including in the net debt the net and low-risk financial investments, as well as considering the mark-to-market value of hedge operations on foreign currency-denominated debt.

The Indentures of the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures were amended to change the definition of “Net Debt” used in the calculation of the “Net Debt/EBITDA” financial ratio, which will become effective with the following wording:

“Net Debt”: on any calculation date, means the total short-and long-term loans and financings of the Issuer less (i) accrued interest and financial charges; (ii) cash and cash equivalents; (iii) the balance of financial investments; and (iv) the net value of mark-to-market of hedge operations on foreign currency debt, to be informed by the Issuer.”

The 31st Issue Debentures will adopt the aforementioned definition of Net Debt, as permitted in its indenture.

FINEP:

As of April 26, 2024, the Company paid the final amortization of FINEP, totaling R$ 4,065.4, recorded under Other borrowings.

(b)	Leases

The Company has work service agreements which includes specific assets under lease terms. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line, (See Note 15 (f)).

(c)	Financial commitments - Covenants

The table below shows the most restrictive covenants ratios as of December 31, 2024.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30

(1)	The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of December 31, 2024 and 2023, the Company met the requirements set forth by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit Limits

Agent	December 31, 2024
(in millions of reais (*))
Brazilian Federal Savings Bank	768
Brazilian Development Bank – BNDES	30
Inter-American Development Bank (IDB)	886
International Bank for Reconstruction and Development (IBRD)	1,060
BTG Pactual Bank	949
Other	4
TOTAL	3,697

(*)	Brazilian Central Bank’s exchange sell rate as of December 31, 2024 (US$ 1.00 = R$ 6.1923).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

(e)	Derivative financial instruments

The Company contracted derivative financial instruments (hedge) with J.P. Morgan, which have been effective since December 12, 2024, to mitigate the exchange risk, with a corresponding CDI variation minus an interest percentage, as described in Note 5.1. As of December 31, 2024, 13 swap transactions were in effect, with a notional value of US$ 303,977 thousand and ¥ 36,787,581 thousand to hedge the interest rate and exchange rate changes, converting the financial charges into an average cost of approximately CDI - 0.36% p.a. For further details, see Note 5.1 (d).

19	Taxes and contributions

(a)	Current assets

	December 31, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	752,355	462,642
Withholding income tax (IRRF) on financial investments	45,921	29,955
Other federal taxes	2,535	2,050
Total	800,811	494,647

(b)	Current liabilities

	December 31, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	1,957	205,964
Cofins and Pasep	163,156	141,703
INSS (social security contribution)	44,763	44,556
IRRF (withholding income tax)	290,949	64,770
Other	90,446	54,979
Total	591,271	511,972

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

20	Deferred PIS and Cofins

Non-current liablities

	December 31, 2024	December 31, 2023
Deferred PIS/Cofins taxes
PIS/Cofins – Financial Asset	822,482	-
PIS/Cofins – Estimated Revenue	111,475	-
Other	183,847	164,097
Total	1,117,804	164,097

21	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2024	December 31, 2023 (Reclassified)
Deferred tax assets
Provisions	839,864	666,131
Pension plan obligations - G1 plan	125,198	135,231
Donations of underlying assets on concession agreements	43,321	45,140
Credit losses	177,271	182,519
Estimated losses with other accounts receivable	50,515	54,905
Estimated losses with inventory losses	127,840	74,939
Estimated losses with works and projects	57,606	1,839
Estimated losses with the write-off of assets	42,812	8,930
Performance agreements	74,670	62,517
PVA - accounts receivable	100,913	102,216
Loss – hedge (other comprehensive income)	4,302	-
Derivative financial instruments in profit/loss	3,297	-
Other	75,644	77,421
Total deferred tax asset	1,723,253	1,411,788

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(314,641)	(329,060)
Capitalization of borrowing costs	(461,362)	(465,510)
Profit on supply to government entities	(334,477)	(348,514)
Financial asset (indemnity)	(3,111,446)	-
Actuarial gain – G1 Plan	(125,096)	(121,425)
Construction margin	(37,842)	(40,579)
Borrowing costs	(280)	(8,624)
Total deferred tax liabilities	(4,385,144)	(1,313,712)

Deferred tax asset (liability), net	(2,661,891)	98,076

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(b)	Realization

	December 31, 2024	December 31, 2023
Deferred tax assets
to be realized in up to 12 months	530,104	366,525
to be realized after one year	1,193,149	1,045,263
Total deferred tax asset	1,723,253	1,411,788
Deferred tax liabilities
to be realized in up to 12 months	(25,563)	(36,074)
to be realized after one year (*)	(4,359,581)	(1,277,638)
Total deferred tax liabilities	(4,385,144)	(1,313,712)
Deferred tax asset/(liability)	(2,661,891)	98,076

(*)	The amount of R$ 3,111,446, related to the financial asset, will be realized after 2060.

(c)	Changes

Deferred tax assets	December 31, 2023 (Reclassified)*	Net change	December 31, 2024
Provisions	666,131	173,733	839,864
Pension plan obligations - G1 plan	135,231	(10,033)	125,198
Donations of underlying assets on concession agreements	45,140	(1,819)	43,321
Credit losses	182,519	(5,248)	177,271
Estimated losses with other accounts receivable	54,905	(4,390)	50,515
Estimated losses with inventory losses	74,939	52,901	127,840
Estimated losses with works and projects	1,839	55,767	57,606
Estimated losses with the write-off of assets	8,930	33,882	42,812
Performance agreements	62,517	12,153	74,670
PVA - accounts receivable	102,216	(1,303)	100,913
Loss – hedge (Other comprehensive income)	-	4,302	4,302
Derivative financial instruments in profit/loss	-	3,297	3,297
Other	77,421	(1,777)	75,644
Total	1,411,788	311,465	1,723,253

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(329,060)	14,419	(314,641)
Capitalization of borrowing costs	(465,510)	4,148	(461,362)
Profit on supply to government entities	(348,514)	14,037	(334,477)
Financial asset (indemnity)	-	(3,111,446)	(3,111,446)
Actuarial gain – G1 Plan	(121,425)	(3,671)	(125,096)
Construction margin	(40,579)	2,737	(37,842)
Borrowing costs	(8,624)	8,344	(280)
Total deferred tax liabilities	(1,313,712)	(3,071,432)	(4,385,144)
Deferred tax asset/(liability)	98,076	(2,759,967)	(2,661,891)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2022 (Reclassified)	Net change	December 31, 2023 (Reclassified)
Provisions	560,404	105,727	666,131
Pension plan obligations – G1 plan	141,606	(6,375)	135,231
Donations of underlying assets on concession agreements	46,088	(948)	45,140
Credit losses	199,363	(16,844)	182,519
Estimated losses with other accounts receivable	47,629	7,276	54,905
Estimated losses with inventory losses	63,718	11,221	74,939
Estimated losses with works and projects	1,839	-	1,839
Estimated losses with the write-off of assets	8,930	-	8,930
Performance agreements	-	62,517	62,517
PVA - accounts receivable	95,626	6,590	102,216
Other	(45,944)	123,365	77,421
Total	1,119,259	292,529	1,411,788

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(353,817)	24,757	(329,060)
Capitalization of borrowing costs	(457,669)	(7,841)	(465,510)
Profit on supply to government entities	(346,650)	(1,864)	(348,514)
Actuarial gain – G1	(93,561)	(27,864)	(121,425)
Construction margin	(43,323)	2,744	(40,579)
Borrowing costs	(13,517)	4,893	(8,624)
Total	(1,308,537)	(5,175)	(1,313,712)

Deferred tax asset/(liability)	(189,278)	287,354	98,076

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2021 (Reclassified)	Net change	December 31, 2022 (Reclassified)
Provisions	503,374	57,030	560,404
Pension plan obligations - G1	150,577	(8,971)	141,606
Donations of underlying assets on concession agreements	47,589	(1,501)	46,088
Credit losses	183,963	15,400	199,363
Estimated losses with other accounts receivable	36,876	10,753	47,629
Estimated losses with inventory losses	57,197	6,521	63,718
Estimated losses with works and projects	1,334	505	1,839
Estimated losses with the write-off of assets	14,018	(5,088)	8,930
PVA - accounts receivable	35,821	59,805	95,626
Other	(18,154)	(27,790)	(45,944)
Total	1,012,595	106,664	1,119,259

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(368,235)	14,418	(353,817)
Capitalization of borrowing costs	(404,931)	(52,738)	(457,669)
Profit on supply to government entities	(353,262)	6,612	(346,650)
Actuarial gain – G1	(109,271)	15,710	(93,561)
Construction margin	(46,079)	2,756	(43,323)
Borrowing costs	(14,556)	1,039	(13,517)
Total	(1,296,334)	(12,203)	(1,308,537)

Deferred tax liability, net	(283,739)	94,461	(189,278)

(*)	The 2022 and 2023 financial years were reclassified due to the breakdown of the amounts recorded in “other”.

	December 31, 2024	December 31, 2023	December 31, 2022

Opening balance	98,076	(189,278)	(283,739)
Net change in the year:
- corresponding entry to the income statement	(2,756,296)	315,218	78,751
- corresponding entry to valuation adjustments to equity (Note 22)	(3,671)	(27,864)	15,710

Total net change	(2,759,967)	287,354	94,461
Closing balance	(2,661,891)	98,076	(189,278)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the consolidated financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2024	December 31, 2023	December 31, 2022

Profit before income taxes	13,642,808	4,753,984	4,272,750
Statutory rate	34%	34%	34%

Estimated expense at the statutory rate	(4,638,555)	(1,616,355)	(1,452,735)
Tax benefit of interest on equity	672,796	329,017	284,920
Permanent differences
Provision – Law 4,819/1958 – G0	(23,721)	(38,245)	(26,786)
Donations	(21,591)	(7,046)	(16,588)
Tax incentives	52,892	62,510	-
Agreement with AAPS	(77,471)	-	-
Other differences	(27,595)	39,666	59,706

Income tax and social contribution	(4,063,245)	(1,230,453)	(1,151,483)

Current income tax and social contribution	(1,302,648)	(1,545,671)	(1,230,234)
Deferred income tax and social contribution	(2,760,597)	315,218	78,751
Effective rate	30%	26%	27%

22	Provisions

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2024			December 31, 2023
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	149,803	(11,341)	138,462	175,255	(6,060)	169,195
Supplier claims (ii)	235,683	(58)	235,625	334,273	(90,973)	243,300
Other civil claims (iii)	174,151	(1,431)	172,720	128,036	(1,229)	126,807
Tax claims (iv)	176,426	(2,417)	174,009	101,770	(18,223)	83,547
Labor claims (v)	1,077,083	(13,210)	1,063,873	727,133	(16,235)	710,898
Environmental claims (vi)	657,041	(51)	656,990	492,740	(55)	492,685
Total	2,470,187	(28,508)	2,441,679	1,959,207	(132,775)	1,826,432

Current	1,546,184	-	1,546,184	1,064,367	-	1,064,367
Noncurrent	924,003	(28,508)	895,495	894,840	(132,775)	762,065

(II) Changes

	December 31, 2023	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2024
Customer claims (i)	175,255	5,778	17,723	(24,090)	(24,863)	149,803
Supplier claims (ii)	334,273	65,615	102,116	(138,073)	(128,248)	235,683
Other civil claims (iii)	128,036	96,311	24,785	(53,491)	(21,490)	174,151
Tax claims (iv)	101,770	36,052	63,534	(16,969)	(7,961)	176,426
Labor claims (v)	727,133	304,292	177,224	(58,386)	(73,180)	1,077,083
Environmental claims (vi)	492,740	217,984	188,518	(3,630)	(238,571)	657,041
Subtotal	1,959,207	726,032	573,900	(294,639)	(494,313)	2,470,187
Escrow deposits	(132,775)	(14,342)	(9,709)	123,049	5,269	(28,508)
Total	1,826,432	711,690	564,191	(171,590)	(489,044)	2,441,679

	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2023
Customer claims (i)	151,023	39,272	32,299	(34,437)	(12,902)	175,255
Supplier claims (ii)	257,080	114,084	18,380	(54,905)	(366)	334,273
Other civil claims (iii)	99,462	77,082	32,483	(16,810)	(64,181)	128,036
Tax claims (iv)	79,532	19,807	6,082	(721)	(2,930)	101,770
Labor claims (v)	654,277	99,926	70,927	(42,214)	(55,783)	727,133
Environmental claims (vi)	406,872	50,950	49,173	-	(14,255)	492,740
Subtotal	1,648,246	401,121	209,344	(149,087)	(150,417)	1,959,207
Escrow deposits	(37,462)	(151,898)	(4,124)	57,744	2,965	(132,775)
Total	1,610,784	249,223	205,220	(91,343)	(147,452)	1,826,432

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the consolidated financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	December 31, 2024	December 31, 2023
Customer claims (i)	171,831	158,584
Supplier claims (ii)	807,950	968,752
Other civil claims (iii)	669,108	695,097
Tax claims (iv)	1,362,849	1,067,350
Labor claims (v)	1,321,935	3,093,735
Environmental claims (vi)	5,294,595	4,158,504
Total	9,628,268	10,142,022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 1,144,705 (R$ 1,044,035 as of December 31, 2023), which were subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that may be taxed by the Municipality. Activities related to sewage services reached a favorable outcome, and are awaiting the processing of appeals at a higher level. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice, whose decision was unfavorable to the Company. The main lawsuit remains suspended.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

The amount recognized in non-current assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira and Igarapava totaled R$ 38,922 as December 31, 2024 with allowance for doubtful accounts in the full amount recorded. None of the above-mentioned municipalities are operated by the Company. When a final judgement grants a municipality the right to repossess and operate sanitation services, Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)	Environmental lawsuits with settlements

In 2024, the Company executed court agreements totaling R$ 276, related to environmental compensation, and recorded it in Liabilities under other obligations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(f)	Guarantee insurance

As of May 22, 2024, the Company renewed the agreement, effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used as Guarantee Insurance for Escrow Deposit is R$ 900 million. The Guarantee Insurance for Escrow Deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2024, R$ 339 million was available for use.

23	Labor and social obligations

	December 31, 2024	December 31, 2023
Salaries and payroll charges	70,291	69,885
Provision for vacation	218,987	256,415
Healthcare plan (i)	117,578	86,147
Provision for profit sharing (ii)	181,446	97,514
Incentivized Dismissal Program - PDI (iii)	62,127	290,202
Voluntary Dismissal Program (PDV) (iv)	629,273	-
Consent Decree (TAC)	5,587	6,093
Knowledge Retention Program (PRC)	904	1,184
Total	1,286,193	807,440

(i) Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2024, the Company contributed 8.63%, on average, of gross payroll, totaling R$ 29,929 (9.18% in 2023, totaling R$ 313,034).

The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) in early 2024, regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts referring to deficits in the health plans of retirees, former employees, pensioners, and dependents, and for ensuring that each individual reimbursed the Company for the deficit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

In the first quarter of 2024, the Company recognized the obligations related to the agreement, considering the entire population migrated or those in negotiations for health plan migration, with a total impact of R$ 162,388 on the period’s result, under the general expenses line.

Until December 31, 2024, the total amount accrued was R$ 135,525, of which R$ 33,191 in this line under current liabilities, and R$ 102,333 in “Other Obligations” under noncurrent liabilities.

(ii) Provision for profit sharing

Based on an agreement with the labor unions, the Profit Sharing Program corresponds to up to one month’s salary for each employee, subject to the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii) Incentivized Dismissal Program - PDI

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to amicably reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs (further details in Note 21 to the Annual Financial Statements as of December 31, 2023).

As of December 31, 2024, R$ 82,166 was recorded due to the provision for compensation incentives for employees who joined the Program, of which R$ 62,127 in this line under current liabilities and R$ 20,039 in noncurrent liabilities under “Labor Obligations”. These amounts mainly refer to Health Plan disbursements that will be implemented for 24 consecutive and uninterrupted months, extending approximately until June 2026.

(iv) Voluntary Dismissal Plan (PDV)

As of December 2024, the Company implemented the Voluntary Dismissal Program (VDP) to amicably reduce the workforce and provide gains in efficiency, increase competitiveness, and optimize costs.

The deadline for registrations in the Program was from December 23, 2024 to January 31, 2025, with 2,039 employees registered, and the contract terminations have been taking place since February 2025.

As of December 31, 2024, R$ 629,273 was recorded under “Labor Obligations” in current liabilities, due to the provision for employee indemnity incentives.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

24	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation expenses with such plans in item (v).

Statements of defined benefit plans

Summary of pension plan obligations – Liabilities

	December 31, 2024			December 31, 2023
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,335,938)	(1,931,145)	(4,267,083)	(2,982,863)	(2,098,622)	(5,081,485)
Fair value of the plan’s assets	2,468,182	-	2,468,182	2,938,614	-	2,938,614
Asset ceiling (*)	(132,244)	-	(132,244)	-	-	-

Total pension plan obligations (deficit)	-	(1,931,145)	(1,931,145)	(44,249)	(2,098,622)	(2,142,871)

(*) The G1 Plan showed a surplus compared to the 2023 fiscal year, primarily due to the increase in the discount rate used to measure the actuarial liability, which went from 5.47% per year in 2023 to 7.40% per year in 2024. This percentage was defined based on the NTN-B bond rates in effect as of December 31, 2024. The increase in the discount rate resulted in a significant reduction in the present value of the obligations, which decisively contributed to the observed surplus.

According to IAs 19, specifically regarding the asset ceiling, the amount to be recognized in the statement of financial position cannot exceed the present value of any future economic benefits available to the Company, either through cash reimbursement or reduction of future contributions. It is noted that, according to the contractual provisions of the plan and the current legislation, there is no expectation of reimbursement within reasonable timeframes or reduction of required contributions, meaning the surplus cannot be immediately recognized as an asset.

Therefore, the asset ceiling rule results in the limitation of the surplus amount that can be recognized, which, in the absence of verifiable future economic benefits, must be reduced to zero, ensuring that assets whose future realization is not supported by objective evidence are not recognized.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Changes in Liabilities

	December 31, 2024			December 31, 2023
	G1 Plan	G0	Total	G1 Plan	G0	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,982,863)	(2,098,622)	(5,081,485)	(2,715,388)	(2,002,075)	(4,717,463)
Current service cost	(35,951)	-	(35,951)	(41,440)	-	(41,440)
Interest costs	(274,718)	(189,274)	(463,992)	(307,777)	(225,220)	(532,997)
Actuarial (gains)/losses recorded as other comprehensive income	716,927	135,201	852,128	(120,934)	(85,372)	(206,306)
Benefits paid	240,667	221,550	462,217	202,676	214,045	416,721
Defined benefit obligation, end of the year	(2,335,938)	(1,931,145)	(4,267,083)	(2,982,863)	(2,098,622)	(5,081,485)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,938,614	-	2,938,614	2,567,272	-	2,567,272
Expected return of the plan’s assets	274,265	-	274,265	294,788	-	294,788
Company’s contributions	39,676	-	39,676	40,898	-	40,898
Participants’ contributions	30,180	-	30,180	35,443	-	35,443
Benefits paid	(240,667)	-	(240,667)	(202,676)	-	(202,676)
Actuarial gains/(losses) recorded as other comprehensive income	(573,886)	-	(573,886)	202,889	-	202,889
Fair value of the plan’s assets, end of the year	2,468,182	-	2,468,182	2,938,614	-	2,938,614
Asset ceiling	(132,244)	-	(132,244)

Total pension plan obligations (deficit)	-	(1,931,145)	(1,931,145)	(44,249)	(2,098,622)	(2,142,871)

Changes in equity - Other comprehensive income

Pursuant to IAS 19, the Company recognized gains/(losses), from changes in actuarial assumptions under equity, such as equity valuation adjustments, as shown below:

	December 31, 2024			December 31, 2023			December 31, 2022
	G1 Plan	G0	Total	G1 Plan	G0	Total	G1 Plan	G0	Total

Actuarial gains/(losses) on the obligations	692,430	135,201	827,631	(120,934)	(85,372)	(206,306)	126,626	161,766	288,392
Actuarial gains/(losses) on financial assets	(549,389)	-	(549,389)	202,889	-	202,889	(172,833)	-	(172,833)
Asset ceiling	(132,244)	-	(132,244)	-	-	-	-	-	-
Total gains/(losses)	10,797	135,201	145,998	81,955	(85,372)	(3,417)	(46,207)	161,766	115,559
Deferred income tax and social contribution	(3,671)	-	(3,671)	(27,864)	-	(27,864)	15,710	-	15,710
Equity valuation adjustments	7,126	135,201	142,327	54,091	(85,372)	(31,281)	(30,497)	161,766	131,269

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the year are as follows:

	December 31, 2024			December 31, 2023			December 31, 2022
	G1 Plan	G0	Total	G1 Plan	G0	Total	G1 Plan	G0	Total
Cost of service, net	5,779	-	5,779	5,997	-	5,997	1,020	-	1,020
Interest costs	274,718	189,274	463,992	307,777	225,220	532,997	231,745	176,953	408,698
Expected return of the plan’s assets	(274,265)	-	(274,265)	(294,788)	-	(294,788)	(221,079)	-	(221,079)
Amount received from the São Paulo State (undisputed)	-	(119,506)	(119,506)	-	(112,824)	(112,824)	-	(98,174)	(98,174)
Total expenses	6,252	69,768	76,020	18,986	112,396	131,382	11,686	78,779	90,465

Maturity profile of the obligations:

	December 31, 2024
	G1 Plan	G0
Payment of benefits expected in 2025	242,375	202,302
Payment of benefits expected in 2026	183,508	183,508
Payment of benefits expected in 2027	170,984	170,985
Payment of benefits expected in 2028	158,676	158,676
Payment of benefits expected in 2029 or susbsequent years	1,580,395	1,215,674
Total	2,335,938	1,931,145
Duration	11.27 years	9.66 years

Actuarial assumptions used:

	December 31, 2024		December 31, 2023		December 31, 2022
	G1 Plan	G0	G1 Plan	G0	G1 Plan	G0
Discount rate – actual rate (NTN-B)	7.40% p.a.	7.37% p.a.	5.47% p.a.	5.37% p.a.	6.19% p.a.	6.15% p.a.
Inflation rate	4.96% p.a.	4.96% p.a.	3.90% p.a.	3.90% p.a.	5.31% p.a.	5.31% p.a.
Nominal wage growth rate	7.06% p.a.	7.06% p.a.	5.98% p.a.	5.98% p.a.	7.42% p.a.	7.42% p.a.
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Sensitivity analysis

Sensitivity analysis of the defined benefit pension plan as of December 31, 2024 regarding the changes in the main assumptions are:

Impact on the present value of the defined benefit obligations
Assumption	Change in the assumption	G1 Plan	G0
Discount rate	Increase of 1.0%	Decrease of R$ 243,450	Decrease of R$ 222,419
	Decrease of 1.0%	Increase of R$ 291,137	Increase of R$ 217,030
Life expectation	Increase of 1 year	Increase of R$ 51,425	Increase of R$ 78,548
	Decrease of 1 year	Decrease of R$ 50,329	Decrease of R$ 74,038
Wage growth rate	Increase of 1.0%	Increase of R$ 20,084	Increase of R$ 131,202
	Decrease of 1.0%	Decrease of R$ 21,043	Decrease of R$ 124,063

(i)	G1 Plan

Managed by Sabesprev, this defined benefit plan (“G1 Plan”), receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

The active participants as of December 31, 2024 totaled 1,895 (2,715 as of December 31, 2023), while inactive participants were 8,907 (8,171 as of December 31, 2023).

The contributions of the Company and participants of the G1 Plan in 2024 were R$ 39,676 (R$ 40,898 in 2023) and R$ 5,683 (R$ 35,443 in 2023), respectively. Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 34,258 and R$ 224, respectively, in 2024 (R$ 32,810 and R$ 27,147, respectively, in 2023).

Estimated expenses for the coming year

2025
Cost of services, net	3,705
Interest costs	282,334
Net profitability on financial assets	(302,162)
Interest on the maximum limit of recognition	16,830
Expenditures to be recognized by the Company	707

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

	December 31, 2024%		December 31, 2023%
Total fixed income	2,279,323	92.3	2,714,823	92.4
Total equities	13,886	0.6	15,715	0.5
Total structured investments	121,820	4.9	153,333	5.2
Other	53,153	2.2	54,743	1.9
Fair value of the plan’s assets	2,468,182	100	2,938,614	100

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

As of December 31, 2024, SABESPREV had not have financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. The Properties held in the portfolio are not used by the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2024, there were no active participants, and the total number of inactive participants was 1,853 (6 and 1,808, respectively, as of December 31, 2023).

Estimated expenses for the coming year

2025

Interest costs	233,290
Expenses to be recognized	233,290

(iii) Sabesprev Mais Plan

As of December 31, 2024, this Defined Contribution Plan managed by SABESPREV had 8,762 active and assisted participants (9,277 as of December 31, 2023).

The sponsor’s contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(iv) VIVEST Plan

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2024, there were 82 participants (68 participants as of December 31, 2023).

(v) Reconciliation of expenditures with pension plan obligations

	December 31, 2024	December 31, 2023	December 31, 2022

G1 Plan (i)	6,252	18,986	11,686
G0 (ii)	69,768	112,396	78,779
Sabesprev Mais Plan (iii)	26,198	27,403	25,371
VIVEST Plan (iv)	970	520	326
Subtotal	103,188	159,305	116,162
Capitalized	(7,884)	(3,303)	(3,359)
Other	10,653	6,603	5,684
Pension plan obligations (Note 31)	105,957	162,605	118,487

25	Services payable

This line records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements, as well as the amounts payable to FAUSP, are also recorded (See Note 30). The balances as of December 31, 2024 and 2023 were R$ 1,438,507 and R$ 750,732, respectively.

26	Equity

(a)	Share capital

As of December 31, 2024 and 2023, the shared capital, fully subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%
São Paulo State	123,036,669 (1)	18.0	1 (2)	100.0	123,036,670	18.0
Equatorial S.A.	102,526,480	15.0	-	-	102,526,480	15.0
Free Float	457,946,719	67.0	-	-	457,946,719	67.0
Total	683,509,868	100.0	1(2)	100.0	683,509,869	100.0

(1)	Considers 123.036.663 common shares held by the São Paulo State Treasury Department and 6 common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Special class preferred share.

At the Extraordinary Shareholders’ Meeting held on May 27, 2024, shareholders approved the amendment to the Company’s Bylaws, which became effective as of July 22, 2024, to provide for the authorization to increase capital up to the limit of 1,187,144,787 registered, book-entry common shares with no par value.

As of December 20, 2024, Equatorial S.A. (“Equatorial”) informed the Company that it had absorbed Equatorial Participações e Investimentos IV, thereby directly acquiring the common shares corresponding to the 15% stake previously held in the share capital of Sabesp.

December 31, 2023	Total Capital
	Number of Shares	%
São Paulo State	343,506,664	50.3
Free Float
In Brazil (1)	262,118,658	38.3
Abroad (2)	77,884,547	11.4
Total	683,509,869	100.0

(1)	As of December 31, 2023, the common shares traded in Brazil were held by 39,368 shareholders. It includes 6 shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

	2024	2023	2022
Profit for the year	9,579,563	3,523,531	3,121,267
(-) Legal reserve - 5%	478,978	176,177	156,063

	9,100,585	3,347,354	2,965,204

Minimum mandatory dividend – 25%	2,275,146	836,839	741,301
Dividend per share and per ADS	3.33	1.22	1.08455

The General Shareholders' Meeting held on April 25, 2024, approved the distribution of dividends as interest on capital totaling of R$ 836,839, corresponding to minimum mandatory dividends and R$ 147,689 as supplementary minimum dividends, totaling R$ 984,528, which was paid on June 24, 2024.

The Company proposed, ad referendum of the 2025 General Shareholders’ Meeting, dividends as interest on capital totaling R$ 1,831,122 (R$ 836,839 in 2023) and complementary minimum dividends in the amount of R$ 718,692 (R$ 147,689 in 2023), totaling R$ 2,549,814 (R$ 984,528 in 2023), corresponding to R$ 3.33 per common share (R$ 1.44040 in 2023), to be resolved at the Shareholders’ Meeting to be held on April 29, 2025.

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 274,668 (R$ 54,641 in 2023) referring to withholding income tax was recognized in current liabilities, to comply with tax liabilities related to the credit of interest on capital.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

The balance payable of interest on capital as of December 31, 2024 of R$ 2,275,890 (R$ 837,391 in 2023) refers to the amount of R$ 2,275,146 (R$ 836,839 in 2023) declared in 2024, net of withholding income tax and R$ 744 declared in prior years (R$ 552 in 2023).

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

As of December 31, 2024 and 2023, the balance of investment reserve totaled R$ 19,304,132 and R$ 12,753,361, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

(e)	Allocation of the profit for the year

		2024	2023	2022
Profit
(+)	Profit for the year	9,579,563	3,523,531	3,121,267
(-)	Legal reserve – 5%	478,978	176,177	156,063
(-)	Minimum mandatory dividends	2,275,146	836,839	741,301
(-)	Complementary proposed dividends	274,668	147,689	130,857
Investment reserve recorded		6,550,771	2,362,826	2,093,046

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$ 6,550,771 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

The balance of the Investment Reserve, along with the other profit reserves, will reach R$ 21,647,715, exceeding the paid-in share capital by R$ 6,647,715. As of March 24, 2025 Management approved the proposal to increase the share capital by R$ 3,400,000.

(f)	Retained earnings

The statutory balance of this account is zero because all retained earnings must be distributed or allocated to an earnings reserve.

(g)	Other comprehensive loss

Gains and losses arising from changes in actuarial assumptions and transactions involving financial instruments are accounted for as equity valuation adjustments, net of the effects of deferred income tax and social contribution.

	G1 plan	G0	Hedge	Total

Balance as of December 31, 2023	235,708	(89,346)	-	146,362
Actuarial gains/(losses) of the year (Note 24)	7,126	135,201	-	142,327
Gains/(losses) in financial isntruments of the year (Note 5.1 (d))	-	-	(8,350)	(8,350)
Balance as of December 31, 2024	242,834	45,855	(8,350)	280,339

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	G1 plan	G0	Total

Balance as of December 31, 2022	181,617	(3,974)	177,643
Actuarial gains/(losses) of the year (Note 22)	54,091	(85,372)	(31,281)
Balance as of December 31, 2023	235,708	(89,346)	146,362

27	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2024	2023	2022

Earnings attributable to Company’s owners	9,579,563	3,523,531	3,121,267
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	14.02	5.16	4.57

28	Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	2024
	Sanitation (i)	Reconciliation to the consolidated financial statements (ii)	Balance as per consolidated financial statements
Gross operating revenue	32,650,986	6,225,871	38,876,857
Gross sales deductions	(2,731,380)	-	(2,731,380)
Net operating revenue	29,919,606	6,225,871	36,145,477
Costs, selling, general and administrative expenses	(14,303,994)	(6,085,895)	(20,389,889)
Income from operations before other operating expenses, net and equity accounting	15,615,612	139,976	15,755,588
Other operating income / (expenses), net			(280,450)
Equity results of investments			35,322
Financial result, net			(1,867,652)
Income from operations before taxes			13,642,808
Depreciation and amortization	(2,676,642)		(2,676,642)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

	2022
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	18,629,959	4,863,752	23,493,711
Gross sales deductions	(1,437,991)	-	(1,437,991)
Net operating revenue	17,191,968	4,863,752	22,055,720
Costs, selling, general and administrative expenses	(12,689,051)	(4,754,383)	(17,443,434)
Income from operations before other operating expenses, net and equity accounting	4,502,917	109,369	4,612,286
Other operating income / (expenses), net			8,327
Equity results of investments			24,551
Financial result, net			(372,414)
Income from operations before taxes			4,272,750
Depreciation and amortization	(2,450,849)	-	(2,450,849)

(i)	See Note 35 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets;

(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (b) for further information.

29	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 22 (f)) and traditional guarantee insurance.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by independent auditors contracted by the Company.

As of December 31, 2024, the Company’s insurance was as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

Amount Insured

Operational risks	78,795,760
Engineering risks	2,807,050
Guarantee insurance for escrow deposit and traditional guarantee (*)	1,400,000
Civil liability – environmental	400,000
Civil liability– D&O (Directors and Officers)	200,000
Civil liability – construction works	162,540
Civil liability – operations	100,000
Other	178,140
Total	84,043,490

(*)	SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 409 million in policies with guarantee insurance were issued.

30	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	2024	2023	2022

Revenue from sanitation services (i)	23,894,855	21,513,442	18,629,959
Construction revenue	6,225,871	5,600,332	4,863,752
Water/Sewage deduction account (FAUSP) (a)	(395,179)	-	-
Financial asset (indemnity) (ii)	9,151,310	-	-
Sales tax	(2,632,653)	(1,457,125)	(1,363,628)
Regulatory, Control and Oversight Fee (TRCF) (iii)	(98,727)	(84,593)	(74,363)
Net operating revenue	36,145,477	25,572,056	22,055,720

(i)	Includes the amount of R$ 117,878 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP (R$ 105,682 in 2023).
(ii)	See Note 16.
(iii)	Amount referring to the performance of the regulatory, control and oversight activity paid to ARSESP, under State Complementary Law 1.025/07.

(a) Support Fund for the Universalization of Sanitation in the São Paulo State – FAUSP

According to State Law 17,853 (“Law 17,853”), of December 8, 2023, which authorized the Executive Branch of the São Paulo State (“State”) to initiate measures for the privatization of SABESP, the Support Fund for the Universalization of Sanitation in the São Paulo State (FAUSP) was created to provide resources for basic sanitation initiatives, including those aimed at tariff affordability in the sector, aiming at achieving and expediting universalization goals that ensure access to drinking water for 99% of the population and sewage collection and treatment for 90% of the population by December 31, 2029. It also aims to meet quantitative goals for non-interruption of supply, reduction of losses, and improvement of treatment processes, as provided for in Federal Law 11,445/2007 (“Law 11,445”).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

According to paragraph 1 of Article 4 of Law 17,853, the State is required to contribute at least 30% of the net value obtained from the privatization of SABESP to FAUSP, as well as the amounts received by the State in the form of dividends or interest on capital distributed by SABESP (Article 5 of Law 17,853). These resources should be aimed at basic sanitation initiatives, including those aimed at tariff affordability in the sector. Accordingly, regarding this portion to be provided by the State to fund basic sanitation initiatives, there is no accounting impact for the Company as these resources belong to the State, with no interference or participation from SABESP in their management.

Regarding resources aimed at tariff affordability, the mechanism provided in the Concession Agreement of URAE 1 – Southeast is the creation of two “Escrow accounts”, both owned by FAUSP and managed through the Environment, Infrastructure, and Logistics Secretariat (SEMIL). The first “Escrow account” will be funded by FAUSP and reduced when equilibrium tariffs are higher than the application tariffs, after exhausting the resources of the second “Escrow account”. The second “Escrow account”, in turn, is sensitized in 2 (two) ways.

(a)	First form of sensitization:

If the documentation required to qualify the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) of a certain municipality has not been submitted to ARSESP, the percentage applied to the municipality’s net revenue will be deposited in the second “Escrow account”.

According to the Concession Agreement and based on Article 13 of Law 11,445, funds may be established for financing the universalization of public sanitation services. Qualified FMSAIs or those whose documentation has been submitted to ARSESP will receive a percentage of the net revenue for the quarter, composed of the gross revenue obtained by SABESP in the municipalities, less the Contribution for Social Security Financing (COFINS), the Public Servant Equity Formation Program (PASEP), the Regulation, Control, and Oversight Fee (TRCF), and any charges applicable to revenue. Payments are due 30 days after the publication of the Company’s quarterly results, through the contractual end in 2060. Thus, the 371 municipalities in URAE-1 are ensured transfers to FMSAI as follows:

•	São Paulo: 7.5% until 2040 and 8.0% as of 2041;
•	São José dos Campos: 5%;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

•	Other 369 municipalities: 4%.

(b)	Second form of sensitization:

The regulatory model sets the flow of allocation of resources from FAUSP to enable a reduction in the application tariff (fee to be paid by customers to SABESP for the use of services), using the Company’s tariff values before the date of effectiveness of the agreement as a reference. Accordingly, whenever an application tariff lower than the equilibrium tariff is used, ARSESP will authorize the transfer of amounts from the “Escrow accounts” to SABESP. Every quarter, ARSESP will inform the Bank and SABESP of the amount to be transferred due to differences between the application tariff and the equilibrium tariff. If the application tariff is lower than the equilibrium tariff, the Bank will make quarterly transfers to SABESP; if it is higher, SABESP will transfer to the second “Escrow account” the amount informed by ARSESP every quarter. When the application tariff is higher than the equilibrium tariff, a liability will be recognized, reducing the Company’s operating revenue.

The methodology for calculating the equilibrium tariffs is not yet defined by ARSESP, although current application tariffs used by SABESP in the municipalities composing URAE 1 – Southeast are higher than the equilibrium tariffs to be defined by ARSESP based on Exhibit VIII of the Concession Agreement.

Based on the aforementioned exhibit, SABESP estimated that, as of December 31, 2024, the tariffs applied were approximately 3.2% higher than the equilibrium tariffs, according to the Tariff Repositioning Index (IRepT) of -4.2167% presented in Exhibit VIII – Formation of the Initial Tariff, considering that the tables of Exhibit IV – Tariff Exhibit include a discount of -1% (items 13.4 and 13.5 of Exhibit VIII – Formation of the Initial Tariff), leading to a R$ 395,179 reduction in gross sanitation revenue for 2024 with a corresponding entry in the services payable line.

Until December 31, 2024, no resources had been contributed to the Company regarding FAUSP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

31	Operating costs and expenses

	2024	2023	2022
Operating costs
Salaries, payroll charges and benefits	(2,357,526)	(2,717,005)	(2,285,765)
Pension plan obligations	(23,704)	(36,998)	(29,796)
Construction costs (Note 28)	(6,085,895)	(5,474,729)	(4,754,383)
General supplies	(345,771)	(356,481)	(369,381)
Treatment supplies	(577,639)	(558,557)	(598,993)
Outsourced services	(1,915,851)	(1,843,213)	(1,724,347)
Electricity	(1,573,067)	(1,514,542)	(1,497,644)
General expenses	(1,246,474)	(967,148)	(831,503)
Depreciation and amortization	(2,477,146)	(2,583,193)	(2,259,091)
	(16,603,073)	(16,051,866)	(14,350,903)

Selling expenses
Salaries, payroll charges and benefits	(335,382)	(347,536)	(306,864)
Pension plan obligations	(3,825)	(3,359)	(4,021)
General supplies	(4,679)	(6,746)	(7,121)
Outsourced services	(423,964)	(439,995)	(418,632)
Electricity	(658)	(673)	(1,001)
General expenses	(98,800)	(116,933)	(107,313)
Depreciation and amortization	(50,281)	(68,818)	(67,015)
	(917,589)	(984,060)	(911,967)

Bad debt expense, net of recoveries (Note 10 (c))	(557,789)	(652,920)	(782,057)

Administrative expenses
Salaries, payroll charges and benefits	(602,217)	(423,948)	(284,562)
Pension plan obligations	(78,428)	(122,248)	(84,670)
General supplies	(108,901)	(23,008)	(23,664)
Outsourced services	(391,637)	(287,744)	(250,293)
Electricity	(1,297)	(2,020)	(1,896)
General expenses	(898,587)	(509,984)	(548,626)
Depreciation and amortization	(149,215)	(138,575)	(124,743)
Tax expenses	(81,156)	(90,021)	(80,053)
	(2,311,438)	(1,597,548)	(1,398,507)

Operating costs and expenses
Salaries, payroll charges and benefits	(3,295,125)	(3,488,489)	(2,877,191)
Pension plan obligations (Note 24 (v))	(105,957)	(162,605)	(118,487)
Construction costs (Note 28)	(6,085,895)	(5,474,729)	(4,754,383)
General supplies	(459,351)	(386,235)	(400,166)
Treatment supplies	(577,639)	(558,557)	(598,993)
Outsourced services	(2,731,452)	(2,570,952)	(2,393,272)
Electricity	(1,575,022)	(1,517,235)	(1,500,541)
General expenses	(2,243,861)	(1,594,065)	(1,487,442)
Depreciation and amortization	(2,676,642)	(2,790,586)	(2,450,849)
Tax expenses	(81,156)	(90,021)	(80,053)
Bad debt expense, net of recoveries (Note 10 (c))	(557,789)	(652,920)	(782,057)
	(20,389,889)	(19,286,394)	(17,443,434)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

32	Financial income (expenses)

	2024	2023	2022
Financial expenses
Interest and charges on borrowings and financing – local currency	(1,360,747)	(1,110,135)	(954,744)
Interest and charges on borrowings and financing – foreign currency	(120,270)	(89,198)	(47,139)
Other financial expenses	(758,703)	(849,489)	(364,117)
Inflation adjustment on borrowings and financing	(134,258)	(146,637)	(190,202)
Other inflation adjustments	(15,046)	(301,593)	(183,966)
Interest and inflation adjustment on provisions	(312,280)	(211,565)	(216,098)
Total financial expenses	(2,701,304)	(2,708,617)	(1,956,266)

Financial income
Inflation adjustment gains	296,916	219,473	541,516
Income on financial investments	552,168	370,638	417,129
Interest income	264,892	256,116	195,274
Cofins and Pasep	(69,918)	(40,401)	(62,405)
Other	93	79	17
Total financial income	1,044,151	805,905	1,091,531

Financial income (expenses), net of exchange variation	(1,657,153)	(1,902,712)	(864,735)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	(525,624)	309,959	491,918
Gains (losses) with derivative financial instruments	315,079	-	-
Exchange rate changes on assets	46	767	301
Other exchange rate changes	-	(10)	102
Exchange rate changes, net	(210,499)	310,716	492,321

Financial income (expenses), net	(1,867,652)	(1,591,996)	(372,414)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

33	Other operating income (expenses), net

	2024	2023	2022

Other operating income, net	59,063	99,307	64,638
Other operating expenses	(339,513)	(71,382)	(56,311)

Other operating income (expenses), net	(280,450)	27,925	8,327

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and PIS.

Other operating expenses usually record the derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification. In 2024, R$ 164,022 was recognized related to estimated losses with construction works and projects and R$ 99,653 was recognized as expenses related to the privatization process.

34	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2024, are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	2,187,670	2,057,845	1,397,956	4,049,054	9,692,525
Contractual obligations – Investments	4,203,686	7,373,479	539,247	116,538	12,232,950
Total	6,391,356	9,431,324	1,937,203	4,165,592	21,925,475

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Amounts in thousands of reais, unless otherwise indicated

35	Supplemental cash flow information

	2024	2023	2022

Total additions to contract assets (Note 14)	6,675,914	6,026,053	5,240,528
Total additions to intangible assets (Note 15 (b))	2,862,651	258,473	75,400

Items not affecting cash (see breakdown below)	(1,608,619)	(2,293,201)	(1,765,391)

Total additions to intangible and contract assets according to the statement of cash flows	7,929,946	3,991,325	3,550,537

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	564,302	638,208	622,803
Contractors payable	748,088	419,457	414,645
Performance agreements	72,205	1,001,528	576,392
Right of use	84,048	108,405	42,182
Construction margin (Note 28)	139,976	125,603	109,369
Total	1,608,619	2,293,201	1,765,391

36	Events after the reporting period

•	33rd issue debentures

In February 2025, the Company raised R$ 3.7 billion from the 33rd issue of simple, unsecured debentures, not convertible into shares, in three series, for public distribution, under the automatic registration process aimed at professional investors, according to CVM Instruction 160.

Additionally, in February 2025, interest rate swap operations were contracted for the 2nd series, swapping from IPCA + 7.5485% p.a. to CDI - 0.34% p.a., and for the 3rd series, swapping from IPCA + 7.3837% p.a. to CDI - 0.45% p.a.

•	Judicial Payment Order

As of April 9, 2025, SABESP informed its shareholders and the market in general that the Judicial Payment Orders Conciliation Chamber of the São Paulo Municipal Attorney General Office approved the last two proposed agreements formulated by Sabesp (“Agreements”) for the settlement of judicial payment order within the scope of the Call Notice for agreement No. 1/2024 (“Notice”).

The updated amounts, total R$ 2.48 billion (as of feb/2025). The discount percentage will be applied to such amount, according to the calculations to be carried out by the Board of Judicial Payment Orders Executions and Calculations of the São Paulo State Court of Justice (“DEPRE TJSP”).

Considering the expected parameters, an estimated amount of R$ 1,48 billion (as of feb/2025) is expected to be paid to SABESP over 6 months. It is worth noting that this estimated amount may vary due to DEPRE TJSP calculations.

•	Ordinary General Shareholder’s Meeting

As of April 29, 2025 was held the Annual Shareholder’s Meeting.

