Form 20-F/A
period 2024-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2025-09-02
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment

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

Commission File Number: 001-31317

Companhia de Saneamento Básico do Estado de São Paulo- SABESP

(Exact name of Registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo- SABESP

(Translation of the Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive offices)

Daniel Szlak

dri@sabesp.com.br (+55 11 3388 8000)

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	Not traded	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	SBS	New York Stock Exchange

Rua Costa Carvalho, 300 05429-900 São Paulo, SP, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

* Shares are not listed for trading, but only in connection with the registration of American Depositary Receipts pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2024 was:

683,509,868 Shares of Common Stock

1 Share of Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒   Yes   ☐   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.).     ☐  Yes    ☒  No

Explanatory Note — Amendment

This amendment (“Amendment No. 1”) to the Annual Report on Form 20-F of Companhia de Saneamento Básico do Estado de São Paulo-SABESP (“Sabesp”) for the year ended December 31, 2024 filed on April 30, 2025 (the “Original Annual Report”) is being filed solely to: (i) rectify the total estimated amount of claims described in Item 8.A related to our legal proceedings, and (ii) add legal proceeding No. 2263215-97.2021.8.26.0000 to the legal proceedings described in Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Civil Claims (including Customer and Supplier Claims).

This Amendment No. 1 rectifies the total estimated amount of claims described in Item 8.A related to our legal proceedings, from “R$167.7 billion (net of R$24.6 million in court deposits)”, to “R$24.7 billion (net of R$167.7 million in court deposits)”.

This Amendment No. 1 adds to the legal proceedings described in Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Civil Claims (including Customer and Supplier Claims):

•	"Lawsuit No. 2263215-97.2021.8.26.0000 filed by Subcondominio Eldorado Business Tower (“Eldorado”) (Main File No. 1011195-34.2020.8.26.0011): Eldorado is seeking declaratory relief, combined with a claim for restitution of undue payments, asserting its alleged right to revise the charging scheme applied to commercial users. The claim was dismissed by the court of first instance. Eldorado subsequently (i) filed an appeal seeking to overturn the judgment; and (ii) filed to initiate an Incident of Repetitive Demands (Incidente de Resolução de Demandas Repetitivas - IRDR), a procedural mechanism aimed at harmonizing case law on recurring legal issues. Eldorado’s appeal was dismissed, and the decision became final (res judicata). The IRDR was accepted and was likewise resolved in our favor. In response, Eldorado filed a Special Appeal (to the Superior Court of Justice - STJ) and an Extraordinary Appeal (to the Supreme Federal Court - STF). Both of which are currently pending review before the Higher Courts as of the date of this Amendment No. 1. As of the date of this Amendment No. 1, the amount involved in the lawsuit cannot be reliably estimated. The risk of loss is currently assessed as possible."

This Amendment No. 1 speaks as of the initial filing date of the Original Annual Report unless otherwise indicated. Other than as expressly set forth above, no part of the Original Annual Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Annual Report or reflect any events that have occurred after the initial filing date of the Original Annual Report. As a result, the Original Annual Report continues to speak as of April 30, 2024 or, to the extent applicable, such other date in respect of the Original Annual Report as may be indicated in the Original Annual Report.However, this Amendment No. 1 includes Exhibits 12.1, 12.2, 13.1 and 13.2, new certifications by Sabesp’s Chief Executive Officer and Chief Financial Officer as required by Rule 12b-15.

ITEM 19. EXHIBITS

12.1*	Certification of Carlos Augusto Leone Piani, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Daniel Szlak, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Carlos Augusto Leone Piani, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2*	Certification of Daniel Szlak, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 *Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A or amendment thereto and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

By:
Name: Carlos Augusto Leone Piani Title: Chief Executive Officer

By:
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

Date:  August 27, 2025