Form 20-F
period 2025-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2026-04-29
CIK 1170858

As filed with the Securities and Exchange Commission on April 29, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31317

Companhia de Saneamento Básico do Estado de São Paulo-SABESP

(Exact name of Registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo-SABESP	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive offices)

Daniel Szlak

Rua Costa Carvalho, 300
 05429-900 São Paulo, SP, Brazil

Telephone: +55 11 3388 8000

Email: dri@sabesp.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	Not traded	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	SBS	New York Stock Exchange

*Shares are not listed for trading, but only in connection with the registration of American Depositary Receipts pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 700,219,438 shares of common stock and one share of preferred stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais. We prepare our consolidated financial statements (“Consolidated Financial Statements”) in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 (“2025 Consolidated Financial Statements”) are included in this annual report on Form 20-F.

The financial statements of subsidiaries are included in the consolidated financial statements from the date we obtain control until the date when such control ceases to exist. All financial information for the years ended December 31, 2025, 2024 and 2023 were prepared on a consolidated basis.

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

On July 22, 2024, the State of São Paulo completed our privatization process (the "Privatization") through a secondary offering of 220,470,000 of our common shares (including common shares represented by ADRs), reducing its interest in us from 50.26% to 18.00%. As part of the Privatization, the State of São Paulo sold 15% of our total share capital through a priority offering to Equatorial S.A. (the “Reference Investor”).

On July 18, 2024, the State of São Paulo and the Reference Investor entered into an investment agreement substantially upon the terms set out in the Form 6-K furnished to the SEC on July 1, 2024 (the “Investment Agreement”), which is valid until January 1, 2035, and provides for certain ongoing rights and obligations, including:

•	Lock-up: The State of São Paulo and the Reference Investor agreed not to transfer, for any reason, in whole or in part, or encumber any shares or rights conferred on their shares or any securities convertible into shares until December 31, 2029 (the “Lock-up Period”). After the Lock-up Period, the State of São Paulo is still restricted from transferring any of its shares to any entity that operates in the same business as us.
•	Board of Directors: The Board of Directors consists of nine members: three appointed by the Reference Investor, three appointed by the State of São Paulo, and three independent directors appointed jointly by both parties pursuant to B3 Novo Mercado Listing Regulation. The Reference Investor has the right to appoint the chairman of the Board of Directors. The State of São Paulo has agreed not to appoint, and to ensure its Binding Directors (as defined below) do not appoint, any member to the role of Chief Executive Officer.
•	Binding Vote: The State of São Paulo, the Reference Investor and the non-independent directors nominated by them (the "Binding Directors") are required to exercise their voting rights in a coordinated manner at our General Shareholders' Meetings and Board of Directors meetings in connection with the election of directors and certain reserved matters ("Matters Subject to Consensus"), including: amendments to our bylaws relating to our corporate purpose, capital structure, management bodies or voting rights; delisting from Novo Mercado; changes to our related-parties, dividend distribution and profit allocation policies; and any judicial or extrajudicial reorganization or liquidation.

ii

•	Individual Veto Rights: Each of the State of São Paulo and the Reference Investor holds an individual veto right over any proposed business combination, merger, or corporate reorganization involving us or our subsidiaries on one side and, on the other side, the vetoing party or its affiliates.
•	Non-compete and Priority Rights over Business Opportunities: Since January 1, 2025, the Reference Investor is required to conduct any new water supply or sewage service opportunities in Brazil (outside the State of São Paulo) serving municipalities with over 50,000 inhabitants exclusively through Sabesp. The Reference Investor must also offer us the right of first evaluation over any such business opportunity (“Business Opportunity”) before proceeding independently.

In connection with the Privatization, State Law No. 17,853/2023 required that our bylaws be amended to create a special class of preferred share held exclusively by the State of São Paulo (the "golden share"), granting the State of São Paulo veto power over proposed changes to: (i) our name and headquarters; (ii) our corporate purpose of providing water and sewage services; and (iii) bylaw provisions relating to limits on the exercise of voting rights. These amendments, along with an authorized capital provision and an antitakeover provision requiring any shareholder acquiring 30% or more of our common shares to conduct a tender offer at a 200% premium, became effective on July 22, 2024.

On May 24, 2024, we and URAE-1 signed the Concession Agreement for URAE-1, which came into force on July 23, 2024 following the consummation of our Privatization, and introduced significant changes to the prior economic-regulatory model. For more information, see “Item 4.B. Business Overview— Contract URAE-1— Tariffs,” and “Item 3.D. Risk Factors—Risks Relating to the Regulatory Environment—We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.”

For the risks associated with our Privatization, see “Item 3.D. Risk Factors—Risks Relating to Our Privatization.”

Other Information

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo - SABESP.

In addition, references to:

•	“ANA” are to the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico);
•	“ARSESP” are to the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo);
•	“ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;
•	“ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;
•	“B3” are to B3 S.A. - Brasil, Bolsa, Balcão;
•	“Basic Sanitation Law” are to Law No. 11,445/2007 of the Federative Republic of Brazil, as amended;
•	“BNDES” are to Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social);
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian Constitution” are to the Constitution of the Federative Republic of Brazil of 1988;

iii

•	“Brazilian Corporate Law” are to Law No. 6,404/1976, as amended;
•	“Central Bank” are to the Central Bank of Brazil;
•	“coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection, but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);
•	“Concession Agreement for URAE-1” are to concession agreement we entered into with URAE-1 on July 23, 2024;
•	“COPOM” are to the Comitê de Política Monetária (Monetary Policy Committee) of the BCB, responsible for setting the target for the policy interest rate (Selic);
•	“COVID-19” are to the SARS-CoV-2 2019 coronavirus pandemic;
•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities and exchange commission;
•	“EMAE” are to Empresa Metropolitana de Águas e Energia S.A. – EMAE.
•	“Equatorial S.A.” is a Brazilian energy distribution company (formerly known as Equatorial Participações e Investimentos IV S.A.);
•	“FAPESP” are to the Fundação de Amparo à Pesquisa do Estado de São Paulo, the Research Foundation of the State of São Paulo;
•	“FAUSP” are to the Fundo de Apoio à Universalização do Saneamento no Estado de São Paulo, a fund to support the universalization of sanitation services in the State of São Paulo;
•	“federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “State of São Paulo government” are to the state government of the State of São Paulo;
•	“GDP” are to gross domestic product, which is the standard measure of the value added created through the production of goods and services during a certain period of time,
•	“IBRD” are to the International Bank for Reconstruction and Development;
•	“IDB” are to the Inter-American Development Bank;
•	“IDB Invest” are to the Inter-American Investment Corporation;
•	“IPCA” are to the Índice Nacional de Preços ao Consumidor Amplo (Extended National Consumer Price Index), the reference for the Brazilian inflation-targeting system;
•	“JICA” are to the Japan International Cooperation Agency;
•	“New Legal Framework for Basic Sanitation” are to Law No. 14,026/2020 of the Federative Republic of Brazil;
•	“Novo Mercado” are to the special listing segment of B3 known as the Novo Mercado;
•	“Novo Mercado Listing Regulation” are the Novo Mercado listing rules;
•	“¥” or “Japanese Yen” are to the official currency of Japan;

iv

•	“PASEP” are to Programa de Formação do Patrimônio do Servidor Público, a social contribution payable by companies to finance the funds for insurance for unemployment, child benefit and allowance for low paid workers;
•	“program contract” are to certain inter-federative cooperation agreements entered into within the scope of associated management (pursuant to article 241 of the Brazilian Constitution), whereby the provision of public services is delegated to third parties or liabilities, services, personnel or goods necessary for the continuity of public services are totally or partially transferred to third parties;
•	“Privatization” are to our privatization as authorized by the State Law No. 17,853/2023, which was consummated by the State of São Paulo on July 22, 2024, as further described in “Presentation of Financial and Other Information - Privatization;”
•	“real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;
•	“Regional Systems” are to the area where the old regional systems’ executive office operated, comprising municipalities in the interior and coastline regions of the State of São Paulo;
•	“Selic” are to the weighted average interest rate of the overnight interbank operations, collateralized by federal government securities, carried out at the Special System for Settlement and Custody;
•	“SEMIL” are to the State Secretariat for the Environment, Infrastructure and Logistics of the State of São Paulo (Secretaria de Meio Ambiente, Infraestrutura e Logística do Estado de São Paulo);
•	“service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;
•	“sewage treatment coverage” indicators are to the amount of consumer units connected to the sewage treatment system;
•	“State of São Paulo” or “State” are to the State of São Paulo;
•	“UNESP” are to the Universidade Estadual Paulista Júlio de Mesquita Filho;
•	“URAE” are to Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário), as further described in “Presentation of Financial and Other Information-Privatization;”
•	“URAE-1” are to the URAE of the Southeastern region, as further described in “Presentation of Financial and Other Information-Privatization;”
•	“U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;
•	“water crisis” are to the drought we experienced from late 2013 and throughout most of 2015. This drought, the most serious that our service region has experienced in 80 years, primarily affected the Cantareira System, our largest water production system;
•	“WHO” are to the World Health Organization; and
•	“WHT” is the Brazilian federal withholding income tax.

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate. We have made these statements on the basis of information from third-party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística - “IBGE”), and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados - “SEADE”), among others. We have no reason to believe that any of this information is inaccurate in any material respect.

v

References to urban and total population in this annual report are estimated based on research prepared by SEADE entitled “Projections of Population and Residences for the municipalities of the State of São Paulo: 2010-2050” (Projeção da População e dos Domicílios para os Municípios do Estado de São Paulo: 2010-2050).

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 375 municipalities we serve directly and the two municipalities which we account for in our wholesale segment (Mogi das Cruzes and São Caetano do Sul), since our revenue for the year ended December 31, 2025 is derived from these municipalities. The 375 municipalities include 371 municipalities covered by the Concession Agreement for URAE-1, and four governed by individual contracts (municipalities of Miguelópolis, Quintana, Nova Guataporanga and Olímpia).

vi

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•	general economic, political, demographical, health and other conditions in Brazil and in other countries, including as a result of the policies of the U.S. government, including the imposition of tariffs on Brazilian imports, the military conflict between Russia and Ukraine, the escalation of hostilities involving the United States and Israel against Iran and broader tensions across the Middle East, the trade war between the United States and China, the imposition of sanctions, tariffs and trade embargoes and their impacts on the global economy;
•	fluctuations in inflation, interest rates and exchange rates in Brazil;
•	the changes to our business and our management as a result of our privatization and any related legislative, regulatory or political developments, including the ongoing dispersed ownership structure resulting from our privatization and its potential impact on our corporate governance and decision-making processes;
•	our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities, especially as a result of the changes brought by the New Legal Framework for Basic Sanitation, which established that the universalization targets must be met by 2033, which was brought forward to 2029 for us pursuant to the Concession Agreement for URAE-1;
•	any increase in delinquencies by our customers;
•	the regulations issued by ARSESP regarding several aspects of our business, including resetting and adjusting our tariffs;
•	changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax reform, and employment matters in Brazil, as well as the effects of ongoing changes in Brazilian tax laws;
•	risks relating to our material properties, including difficulties in obtaining or renewing existing licenses, authorizations, approvals and permits to build, expand and/or operate our business facilities and challenges to our ownership and possession of our material properties;
•	our ability to continue to use certain reservoirs under current terms and conditions;
•	availability of our water supply, springs and storage systems;
•	the impact on our business of conscious water usage, such as lower water consumption practices, which can impact our business and our operating results;
•	the size and growth of our customer base and its consumption habits;
•	any measures that we may be required to take to ensure the provision of water to our customers;
•	the potential impact of the enactment of national reference standards that should be taken into account by subnational sanitation regulatory agencies (municipal, intermunicipal, district and state) in their regulatory performance, since the New Legal Framework for Basic Sanitation determined that ANA is the regulatory authority of the sanitation sector at national level;
•	the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;

vii

•	our ability to collect amounts owed to us by the State of São Paulo (our former controlling shareholder), states, the federal government and municipalities;
•	our capital expenditure program and other liquidity and capital resources requirements;
•	our management’s expectations and estimates relating to our future financial performance;
•	our level of debt and limitations on our ability to incur additional debt in amounts sufficient to comply with the new universalization targets;
•	our ability to access financing with favorable terms in the future, including our ability to meet the regulatory conditions for access to federal funding and financing established by Federal Decree No. 11,599/2023;
•	the potential effects of new or amended climate change and ESG laws and regulations, including any future climate-related disclosure requirements by the SEC or the CVM, on our operations, capital expenditures, compliance costs, and reputation, including our ability to maintain the B3 Green Shares classification;
•	risks associated with cyberattacks, security breaches, and non-compliance with applicable data protection laws, including the LGPD, and any related regulatory investigations, litigation, or reputational harm;
•	our ability to remedy the material weakness in our internal controls over financial reporting and the potential impact of any failure to do so on the reliability of our financial statements;
•	the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;
•	power shortages, rationing of energy supply or significant changes in energy tariffs; and
•	other risk factors as set forth under “Item 3.D. Risk Factors.”

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

viii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.       [Reserved]

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading prices of our securities could decline, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. Additional risks not presently known to us, or that we currently consider immaterial, may also materially adversely affect us.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, financial condition, results of operations, cash flow and/or prospects, except as otherwise indicated. You should view similar expressions in this section as having similar meaning.

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materialize.

Risks Relating to Brazil

•	Ongoing political instability has adversely affected the Brazilian economy and may lead to an economic slowdown, which may have an adverse effect on our financial condition and results of operations.
•	The Brazilian government has exerted and continues to exert significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect the Company and the market price of our common shares and ADSs.
•	Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us and may have an adverse impact on the taxes applicable to a disposition of our shares or ADSs.
•	Inflation and the Brazilian government’s measures to combat it may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

•	Exchange rate instability may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.
•	Downgrades in Brazil's credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of our common shares and ADSs.
•	Events, geopolitical tension and the perception of risks in other countries, especially the United States and emerging economies, may adversely affect the market price of Brazilian securities.

Risks Relating to Our Business

•	Risks associated with the transfer of revenue and tariff adjustments related to the provision of water and sewage services to the city of São Paulo.
•	Any failure to obtain new funding or to comply with covenants in our existing financing agreements may adversely affect our ability to continue our capital expenditure program.
•	Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations. Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.
•	Our business is subject to cyberattacks and security and privacy breaches.
•	Failure to comply with the LGPD or any further privacy and data protection laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.
•	Our failure to protect our intellectual property rights may negatively impact us.
•	Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.
•	Our insurance policies may not cover or may be insufficient to cover claims which may arise.
•	We cannot guarantee that our suppliers and/or outsourced service providers will not engage in any irregular practices.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.
•	If we are not successful in addressing issues related to occupational health and safety for our employees and the facilities where we conduct our activities, our results and operations may be negatively affected.
•	If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.
•	We are subject to obligations regarding respect for the human rights of all of our stakeholders, which may result in additional costs and significant contingencies.
•	If we do not remedy the material weakness in our internal controls, the reliability of our financial statements could be materially affected.

•	Transactions with related parties, including as part of our privatization, may not have comparable market terms available and may not be entered into on an arm's length basis, which could expose us to lawsuits and affect our financial results.

Risks Relating to Suppliers

•	Any interruptions in the supply of electricity and water may adversely affect our operations.
•	Our business is subject to risks arising from reliance on services and products from third-party suppliers.

Risks Relating to Our Clients

•	We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Risks Relating to Our Management

•	We depend on the technical qualifications of the members of our management and certain key employees, and we cannot guarantee that we will be able to retain them or replace them with equally qualified individuals.

Risks Relating to the Regulatory Environment

•	Regulatory conditions for access to federal funding and financing pose risks to our ability to obtain resources necessary for our operations and investments.
•	Pursuant to the New Legal Framework for Basic Sanitation, ANA will be responsible for issuing reference standards. Any non-compliance will prevent municipalities or operators from accessing financings and public resources managed or operated by the Brazilian government.
•	We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.
•	If we do not meet the targets established by the Concession Agreement for URAE-1, our tariff adjustments might be reduced, which could materially adversely affect our business, financial condition, or results of operations.
•	The granting/contracting authorities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.
•	If the water from our water sources (mananciais) does not meet our water treatment conditions, we may have to interrupt the water treatment process until we are able to treat the water or to substitute the supply of water from another water source.
•	Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.
•	We are exposed to risks of delays or failures in payments associated with the provision of water and sewage services.
•	Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions.
•	Our expansion strategy includes acquisitions that involve significant risks and uncertainties, which could adversely affect our business, results of operations, and financial condition.

•	Risks related to encumbrances, which may negatively affect us in the event of default on the obligations guaranteed by our properties.
•	If we are unable to obtain or renew environmental permits and/or licenses, we may be subject to fines and the closure of any irregular facilities, with the interruption of activities carried out by us at such facilities.
•	According to the Brazilian law regulating concessions and public-private partnership matters, our corporate structure is composed of some special purpose entities, which may result in our responsibility for tax, labor, environmental protection, consumer and bankruptcy matters originated from our subsidiaries.
•	We are subject to penalties related to our registrations, authorizations, licenses and permits for the development of our activities.

Risks Relating to Environmental Matters and Physical and Climate Transition Risks

•	Noncompliance with environmental laws and environmental liability could have a material adverse effect on us and our reputation.
•	Environmental, social and governance considerations could expose us to potential liabilities, increased costs (regulatory or otherwise), compliance failures and reputational harm, including with respect to the B3 Green Shares classification we have been granted.
•	Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.
•	Extreme weather conditions and climate change may have a material adverse impact on our business, financial condition or results of operations.
•	New laws and regulations relating to climate change and changes in existing regulation may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Risks Relating to Our Privatization

•	Our Privatization may still be subject to legal challenge, and the dispersed ownership structure resulting from our Privatization may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations

Risks Relating to Our Common Shares and ADSs

•	We may issue additional common shares or enter into a merger, consolidation or other similar corporate transaction, which could dilute your interest in our common shares underlying the ADS.
•	International judgments may not be enforceable when considering our directors or officers’ status of residency.
•	We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.
•	Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADRs to enforce liability under U.S. securities laws.
•	A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.
•	Holders of our ADSs do not have the same voting rights as our shareholders.
•	Judgments of Brazilian courts with respect to our common shares are required to be payable only in reais.

Risks Relating to Brazil

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

The Brazilian government has exerted and continues to exert significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect the Company and the market price of our common shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, foreign exchange rate controls, currency devaluation or appreciation, capital controls and limits on imports and exports. Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•          expansion or retraction of the Brazilian economy;

•          the regulatory environment and changes in laws and regulations;

•          interest rates fluctuations, inflation and foreign exchange rate movements;

•          availability of credit and liquidity of the Brazilian capital and lending markets;

•          commodity prices;

•          import and export controls;

•          public debt;

•          economic, political and social instability;

•          water and electricity shortages and rationing;

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

Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us and may have an adverse impact on the taxes applicable to a disposition of our shares or ADSs.

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

Several bills aimed at reforming the Brazilian Income Tax system have been submitted to Congress. In November 2025, the enactment of Law No. 15,270/2025 introduced changes such as a minimum annual taxation for high-income individuals, an increase in the personal income tax exemption threshold, and a 10% withholding income tax on certain dividend distributions to individuals and remittances abroad. Subsequently, Complementary Law No. 224/2025 established a 10% linear reduction of federal tax incentives and benefits granted to companies established in Brazil in relation to certain federal taxes, and increased the withholding tax on Interest on Net Equity (Juros sobre Capital Próprio) from 15% to 17.5% starting in 2026.

In addition, Law No. 10,833/2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of withholding income tax on gains arising from a disposition of our common shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833/2003 to dispositions of ADSs, and accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. For purposes of Brazilian taxation, the income tax rules on gains related to the disposition of common shares or ADSs can vary depending on the domicile of the non-Brazilian holder and the form by which the non-Brazilian holder has registered its investment.

We cannot predict the effects of changes in Brazilian tax laws, and if they may have an adverse effect on our business, financial condition or results of operations.

Inflation and the Brazilian government’s measures to combat it may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has historically experienced high rates of inflation, and the Brazilian government’s measures to control inflation have had, and may continue to have, significant effects on the Brazilian economy and on our business, financial condition and results of operations. Monetary tightening cycles, characterized by high interest rates, may constrain economic growth, reduce credit availability and increase our cost of funding. Conversely, other Brazilian governmental actions, including reductions in interest rates, intervention in the foreign exchange market, or measures intended to influence the value of the real, may trigger increases in inflation expectations.

Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded deflation of 1.05% in 2025, inflation of 6.54% in 2024 and deflation of 3.18% in 2023. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 4.26% in 2025, 4.83% in 2024 and 4.62% in 2023.

In Brazil, the Central Bank’s Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the Selic rate. COPOM frequently adjusts the official base interest rates to meet the economic goals established by the Brazilian government´s National Monetary Council, particularly the inflation-targeting regime. In the event of an increase in inflation, the COPOM may choose to significantly increase interest rates. For example, as of December 31, 2023 and 2024, the Selic rate was 11.75% and 12.15% per annum, respectively. In 2025, the Selic rate further increased, reaching 15.00% in June 2025, its highest level since 2006. In 2026, the Selic rate eased slightly, declining to 14.75% per annum as of the date of this annual report.

If Brazil once again experiences substantial high inflation or deflation in the future, our business, financial condition or results of operations may be adversely affected, including our ability to comply with our obligations. In addition, a significant increase in inflation may weaken investor confidence in Brazil, adversely affecting the market price of our common shares or ADSs.

Exchange rate instability may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations.

As a result of inflationary pressures, the Brazilian currency has, at times, depreciated against the US dollar and other foreign currencies. The devaluation of the Brazilian real against major foreign currencies, including the US dollar, may create additional inflationary pressure in Brazil, potentially leading the Brazilian Central Bank (Banco Central do Brasil), or Bacen, to raise interest rates in an effort to stabilize the economy. Depending on the circumstances, these measures may affect the overall growth of the Brazilian economy and, in some cases, may adversely impact our financial condition and results of operations. Foreign exchange rate fluctuations will impact the U.S. dollar value of our common shares on the B3, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. This would also increase our total debt, which could lead us to breach any debt/EBITDA covenants we are subject to in certain financings. We had total foreign currency denominated debt of R$10.6 billion as of December 31, 2025, and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future. In December 2023, our Board of Directors approved our hedging policy, and in 2024 and 2025, we entered into derivative instruments to hedge against a depreciation of the real against the U.S. dollar. We cannot guarantee we will always be able to enter into derivative instruments to hedge in favorable terms.

A devaluation of the real may adversely affect us and the market price of our common shares or ADSs. For more information, see Note 5.1(a) to our 2025 Consolidated Financial Statements.

Downgrades in Brazil’s credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of our common shares and ADSs.

Brazil has experienced the loss of investment grade status from credit rating agencies such as Standard & Poor’s, Moody’s, and Fitch Ratings, as well as a downgrade by Standard & Poor’s. As a result, any changes in Brazilian government policies or fluctuations in Brazil’s sovereign credit rating—factors beyond our control—may contribute to increased volatility in the Brazilian capital markets and have a material adverse effect on us and the market price of our common shares and ADSs.

Recently, the Brazilian political and economic environment has experienced high levels of volatility and instability, including contraction of GDP, sharp fluctuations in the real against the US dollar, rising unemployment, and lower consumer spending and confidence. We cannot predict the potential impacts of policies to be adopted by the Federal Government. The most recent change by Fitch, on June 25, 2025, upgraded Brazil’s sovereign credit rating to BB with a stable outlook, citing better-than-expected macroeconomic and fiscal performance despite successive shocks in recent years. As of the date of this annual report, Brazil’s credit rating was BB (Standard & Poor’s), Ba1 (Moody’s), and BB with a stable outlook (Fitch).

If there are further downgrades in Brazil’s credit rating by rating agencies, investor risk perception may increase and, as a result, the trading value of our securities may decrease, which could negatively impact our shareholders and holders of our securities.

Events, geopolitical tension and the perception of risks in other countries, especially the United States and emerging economies, may adversely affect the market price of Brazilian securities.

International investors generally consider Brazil an emerging market. Historically, adverse events in emerging economies have resulted in a perception of greater risk by global investors, including those from the United States and Europe. Such perceptions regarding emerging market countries significantly affect Brazil, the Brazilian capital market, and the availability of credit in Brazil, both from domestic and international sources.

Additionally, the Brazilian economy and the market price of securities of Brazilian companies are influenced, to varying degrees, by economic and market conditions in Brazil and other countries, including the United States, Europe, and other emerging economies. Even if economic conditions in these countries differ significantly from those in Brazil, investor reactions to events in other countries may have a material adverse effect on the Brazilian economy and the market value of securities issued by Brazilian issuers. In the past, the development of adverse economic conditions in other countries has generally resulted in capital outflows and, consequently, a reduction in external resources invested in Brazil. Any of the above events may adversely affect the market value of our securities and make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

Brazil is subject to events such as: (i) political instability in the United States; (ii) the conflict between Ukraine and Russia, which triggered a military and geopolitical crisis with worldwide repercussions; (iii) the trade war between the United States and China; (iv) the conflict in the Gaza Strip and tensions in the Middle East, including the escalation of hostilities involving the United States and Israel; (v) crises and tensions between Venezuela and the United States; and (vi) crises in Europe and other countries that affect the global economy, producing or potentially producing a series of effects that directly or indirectly affect the capital markets and the Brazilian economy, including fluctuations in the prices of listed companies' securities, reduced credit availability, deterioration of the global economy, exchange rate and inflation fluctuations, negative impacts on the supply chain for raw materials, and increased inflation and interest rates on goods, among others, which may have a material adverse effect on our financial condition and results of operations.

The U.S. government has been implementing protectionist policies, including imposing tariffs on a range of products from various countries, such as China, the European Union, and Brazil. Among other measures, the U.S. government recently announced a 50% tariff on Brazilian imports, including manufactured goods, commodities, and agricultural products, which entered into force, subject to exceptions, on August 1, 2025. In addition, the United States maintains extraterritorial international sanctions programs, such as the Global Magnitsky Human Rights Accountability Act, which have been applied to certain Brazilian individuals. These measures have contributed to increased geopolitical tensions, greater market volatility, and increased uncertainty regarding international trade and capital flows, potentially resulting in a slowdown in global trade and economic activity. Changes in U.S. government policies may significantly and adversely affect the Brazilian economy and, consequently, the market value of our securities.

In February 2026, the United States and Israel launched coordinated military strikes against key Iranian military and infrastructure targets. This marked a significant escalation of hostilities, resulting in heightened instability across the Middle East, further disruptions to global energy markets, and increased volatility in international trade and supply chains. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect global international trade and financial markets, which could in turn have a material adverse effect on the Brazilian economy and the market value of our securities.

For example, the conflict involving the Russian Federation and Ukraine poses a risk of further increases in fuel and gas prices; occurring simultaneously with a possible appreciation of the U.S. dollar, these increases would exert even more inflationary pressure and could hinder Brazil's economic recovery. Additionally, the conflict impacts the global supply of agricultural commodities, so that, if grain prices rise due to increased demand, demand for Brazilian production would increase, given Brazil’s high production capacity and ability to negotiate more competitive prices; thus, export rates and domestic prices would rise, generating further inflationary pressure. Furthermore, a significant portion of Brazilian agribusiness is highly dependent on fertilizers imported from the Russian Federation and its allies (the Republic of Belarus and the People's Republic of China). Changes in the export policy of these products could adversely affect the economy and, consequently, the capital market. It is important to note that, following the Russian invasion on February 24, 2022, animosities have arisen not only among the directly involved countries but also in many other nations indirectly interested in the issue, creating a scenario of high uncertainty for the global economy.

Additionally, the Brazilian economy is affected by market conditions, including commodity market conditions (particularly iron ore, oil, coffee, corn, soybeans, and live cattle), as well as by international economic conditions, especially those of the United States. The prices of shares and other securities traded on B3, for example, are highly affected by fluctuations in U.S. interest rates and the performance of major U.S. stock exchanges. Any increase in interest rates in other countries, especially the United States, may reduce global liquidity and investor interest in investing in the Brazilian capital market, which could have a material adverse effect on the market price of our securities.

Risks Relating to Our Business

Risks associated with the transfer of revenue and tariff adjustments related to the provision of water and sewage services to the city of São Paulo.

The provision of water and sewage services in the city of São Paulo accounted for 45.7% of our gross operating revenue from sanitation services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2025.

On June 23, 2010, the State and the city of São Paulo executed a convention agreement (convênio) with our intermediation and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis. We executed a service contract with the State and the city of São Paulo on the same date to provide these services for the next 30 years, pursuant to which, among other things, we must transfer 7.5% of the gross revenues we obtain from this contract, less COFINS and PASEP taxes, and unpaid bills for services provided to properties owned by the city of São Paulo, to the FMSAI, as per Municipal Law No. 14,934/2009. For more information, see “Item 7.B. Related Party Transactions” for a further discussion of the principal terms of this convention and the service contract we executed in accordance with this convention.

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

Considering that ARSESP limited the transfer of tariffs for amounts transferred to municipal infrastructure funds to 4%, the mandatory contractual transfer of the remaining 3.5% of gross revenue (excluding COFINS and PASEP taxes and unpaid bills of public properties in the city of São Paulo) to FMSAI was not fully transferred to customers until the effective date of the current concession agreement signed with URAE 1.

From 2010 to December 31, 2023, we transferred approximately R$5.9 billion to FMSAI. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—ARSESP.”

On July 13, 2021, the city of São Paulo filed a public civil action against us, the State of São Paulo and ARSESP, aiming, in general terms, to discuss the possibility of including the charge to FMSAI in the tariff adjustment provided for in Resolution No. 870/2019, which in practice was already being transferred pursuant to Resolution No. 794/2018. In summary, this public civil action seeks: (i) the recognition of illegality of the transfer of 7.5% of our gross revenue, related to FMSAI, to the water and sewage tariff applicable in the city of São Paulo; (ii) to establish our liability for any damages caused to users affected by ARSESP Resolutions 794/2018 and 870/2019; and (iii) the recognition of the inexistence of liabilities to be paid to us for the transfers to FMSAI made by it since 2010, since they would already be included in the tariff value from the beginning.

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

We have not yet been appointed and we cannot predict the outcome of this process, which, if unfavorable, could have a negative economic impact on us.

The Concession Agreement for URAE-1 provides for the full recognition of tariff payments to FMSAI for the municipality of São Paulo (as of the effective date of the new concession contract), which means that the rate of 7.5% is now recognized in the tariffs. Please see “Presentation of Financial and Other Information—Privatization” for more information on contributions to this public consultation, and “Item 4.B. Business Overview” for more information on our tariff structure.

Any failure to obtain new funding or to comply with covenants in our existing financing agreements may adversely affect our ability to continue our capital expenditure program.

At the time of our privatization, the capital expenditure program to meet our coverage and service targets was estimated to be R$70 billion between 2024 and 2029. For the year ended December 31, 2025, we recorded R$15.2 billion in capital expenditures. We intend to continue funding these capital expenditures with cash generated by our operations, issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies. A significant portion of our financing needs is obtained through long-term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks. If the Brazilian government changes its policies regarding public financing or amounts available for water and sewage services, or if we fail to obtain long-term financing at attractive interest rates in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt includes financial covenants that impose indebtedness limits, as well as several non-financial covenants, including the pledging of assets, provision of financial statements and audit reports, change of control provisions and compliance with environmental laws and licenses, among others. Our failure to comply with any of these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us. For more information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing-Financial Covenants.”

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

These claims involve substantial amounts of money and other remedies. As of December 31, 2025, the total estimated amount of claims related to our legal proceedings was R$18.2 billion (net of court deposits). Of this amount, R$1.9 billion was provisioned, representing only claims assessed as involving probable losses. This provision does not include exposures classified as possible or remote losses.

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

Finally, parliamentary inquiry commissions and regulatory and oversight bodies, such as the State Audit Court (Tribunal de Contas do Estado de São Paulo - TCE), the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico - ANA) and ARSESP, may scrutinize our operations, processes, contracts, procedures, and partnerships. Investigations or unfavorable decisions may (i) restrict our ability to conduct our business; (ii) require us to make payments that have not been provisioned for; (iii) affect the continuity or profitability of our service lines; (iv) prevent or delay the execution of our projects as initially planned;; and (v) prohibit us from entering into contracts with the public administration to receive fiscal incentives and benefits and access financing and resources. Furthermore, such bodies may initiate processes including judicial, administrative and arbitral proceedings, which may lead to unfavorable decisions and adversely affect our business, financial situation, and reputation. For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Note 23 to our 2025 Consolidated Financial Statements included in this annual report.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations. Our violation of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of Brazil and the U.S. Foreign Corrupt Practices Act (“FCPA”), and we may become subject to similar laws and regulations in other jurisdictions. The existence of any investigation, inquiry or proceeding of an administrative or judicial nature related to the violation of any of these laws or regulations, in Brazil or abroad, for acts against the public administration by our affiliates or subsidiaries, managers, employees or any third parties acting on our behalf, may result in the application of sanctions, which may include (i) administrative, civil or criminal fines and indemnities (the latter applicable to the members of management who participated in the infraction); (ii) an obligation to repair the damage caused; (iii) extraordinary publication of the conviction; (iv) inclusion in the National Register of Punished Companies (CNEP); (v) a criminal conviction; (vi) forfeiture of the benefits or assets illicitly obtained; (vii) partial or full suspension of activities; (viii) a prohibition on entering into contracts with the government or receiving tax or credit benefits or incentives; and (ix) compulsory dissolution or disregard of the company’s personality There can be no assurance that our internal policies and procedures will be sufficient to prevent, detect and timely implement corrective measures in relation to any unlawful and inappropriate practices, fraud or violations by our employees, officers, executives, partners, agents and service providers and other third parties, nor that any such persons will not take actions in violation of our policies and procedures.

From time to time, we receive or become aware of complaints or allegations of potential breaches of applicable anti-corruption, anti-bribery or other laws and regulations or our internal policies and procedures (including our procurement processes) through our whistleblower channel or other internal or external sources. Our internal audit team processes these complaints or allegations, and our audit committee may engage outside counsel to investigate given the nature of the complaints or allegations. The findings of our internal audit team and any outside counsel are reported to our audit committee. These complaints or allegations under the supervision of our audit committee may lead to formal government inquiries or investigations and harm to our reputation.

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

Our business depends on the availability, integrity and security of information technology ("IT") and operational technology ("OT") systems to support water supply, sewage collection and treatment, and commercial, administrative and financial operations. We also collect, store, process and transmit personal or sensitive and operational data relating to customers, suppliers and employees. As a result, we are subject to risks associated with cybersecurity incidents, including unauthorized access, data breaches, malware, ransomware, system intrusions, human error, system failures and third-party security incidents.

Cybersecurity threats continue to evolve and may increase in frequency, scale and sophistication, including threats from well-resourced and highly capable actors. Attack methods may involve exploitation of system vulnerabilities, social engineering techniques or compromises affecting vendors, service providers or other third parties. Any actual or perceived cybersecurity incident could result in operational disruptions, data loss or unauthorized disclosure of information, impairment of critical systems, reputational harm, regulatory investigations, litigation or financial losses, and could adversely affect our business, financial condition or results of operations.

On October 16, 2024, we experienced a cyberattack that caused disruptions to our digital network, resulting in the unavailability of certain systems and the exfiltration and publication of certain data. We notified the Brazilian National Data Protection Agency (Agência Nacional de Proteção de Dados – “ANPD”) in accordance with applicable law and in 2025, the matter was formally closed by such authority in light of the remedial measures adopted and our cooperative conduct, with no material harm identified to data subjects. We cannot assure you that the measures we have implemented in response to this incident will be sufficient to prevent future incidents of a similar or greater magnitude, or that we will not face regulatory scrutiny, litigation, reputational harm or other adverse consequences arising from this or any future cybersecurity incident.

We may be subject to additional information security incidents or data breaches in the future. There can be no assurance that our cybersecurity and other technical and organizational measures will be effective against all threats, particularly as attack techniques continue to evolve. A significant cybersecurity incident could adversely affect our operations, financial condition, results of operations and reputation. For more information, see “Item 16.K. Cybersecurity.”

Failure to comply with the LGPD or any further privacy and data protection laws enacted in Brazil could adversely affect our reputation, business, financial condition or results of operations.

We are subject to privacy and personal and data protection laws, including the Brazilian Federal Constitution, the Brazilian Consumer Protection Code (Law No. 8,078/1990) (the “Consumer Protection Code”), Law No. 12,965/2014 (the “Brazilian Internet Civil Rights Framework” – Marco Civil da Internet) and Law No. 13,709/2018 (the “Brazilian General Data Protection Law” or “LGPD”), as well as related regulations, including those issued by the ANPD.

The LGPD establishes rules governing the collection, use, processing, sharing, storage, retention, disposal, and all other forms of processing of personal data, applicable to all economic sectors, both in digital and physical environments. The ANPD is responsible for overseeing compliance with the LGPD, including issuing regulations, conducting investigations, and imposing administrative sanctions.

Failure to comply with the LGPD — particularly with respect to ensuring data subjects’ rights, implementing adequate documentation and data governance programs, providing clear and transparent information regarding our personal data processing activities, ensuring that data processing is limited to its stated purposes, complying with legally mandated data retention periods, and implementing the required security standards—may subject us to administrative sanctions. Such sanctions may include warnings, public disclosure of violations, temporary blocking or deletion of personal data, suspension or prohibition of data processing activities, daily fines, and fines of up to 2% of the Company’s, group’s, or conglomerate’s gross revenue in Brazil in the prior fiscal year, net of taxes, capped at R$50 million per violation.

In addition to the administrative sanctions that could be imposed by the ANPD , violations of the LGPD laws and regulations relating to privacy and protection of personal data may result in judicial proceedings, enforcement actions by other authorities, such as the Public Prosecutor’s Office and consumer protection agencies, which may lead to penalties provided , adverse court decisions requiring the payment of compensation for under other applicable laws, including the Brazilian Consumer Protection Code (Law No. 8,078/1990) and the Brazilian Internet Civil Rights Framework damages , as well as reputational harm and damage to our brand and public image. We are also subject to legal actions brought directly by affected data subjects, which may result in the payment of damages.

We cannot guarantee that our personal data processing activities will always be secure, compliant, and adequate, nor that we will not be subject to fines or other sanctions. The imposition of penalties or obligations to remedy failures in personal data protection or LGPD compliance may negatively affect our reputation, business operations, and, consequently, the value of our common shares and ADSs.

In 2024, we experienced a cybersecurity incident, which we reported and notified to the ANPD in accordance with applicable law. In 2025, the matter was formally closed by the authority in light of the remedial measures adopted and our cooperative conduct, with no material harm identified to data subjects. Additionally, in 2025, we were sued by Instituto Sigilo for alleged violations of personal data protection laws,in Brazil, in which we obtained a favorable decision in the first instance. This legal proceeding is currently pending at the Brazilian appellate level court. We cannot assure you that the ANPD or other regulatory authorities will not initiate additional investigations or proceedings in connection with this procedure or any other incident, or as a consequence of it, nor can we exclude the possibility that any pending or future judicial or administrative proceedings will not may result in sanctions, penalties or other adverse consequences that could affect our business, financial condition, results of operations or reputation.

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

Events such as the rejection of patent applications or trademark registrations by the National Institute of Industrial Property (“INPI”), or the unauthorized use or other improper appropriation of our intellectual property assets, especially the “Sabesp” trademark and other trademarks used in our business, can diminish the value of our brands or affect our reputation. Furthermore, we cannot guarantee that the measures taken to protect our intellectual property rights are and will continue to be sufficient to protect us against potential illicit actions by third parties. Similarly, third parties may claim that our services, or even our intellectual property assets, violate their intellectual property rights.

Any dispute or litigation,whether judicial or administrative, related to intellectual property assets, including, without limitation, any allegation of infringement arising from the products and/or services provided by us, even if it concerns assets of low relevance to our operations, can be costly and time-consuming and, as a result, may adversely affect our operations, our business and our operating results. Therefore, any situation that affects our protection with respect to our intellectual property assets may have adverse impacts on our business.

Additionally, we have entered into temporary licensing agreements for the use of certain technologies essential to the development of our operations, such as software licensing agreements. If we are unable to renew or maintain the licenses for the necessary intellectual property rights, we may face difficulties in replacing these technologies. Furthermore, if this scenario occurs and we continue to use these technologies without the necessary licenses, the holders of these intellectual property rights may demand that we cease using such rights and seek compensatory damages.

Furthermore, third parties may claim that the services we provide infringe their intellectual property rights. Any alleged violation or infringement of intellectual property rights against us may result in costly and time-consuming litigation and, consequently, adversely affect our operational results. If we are not successful in defending against potential claims or reaching settlements, we may be required to pay damages, cease the use of third-party intellectual property, or enter into licensing agreements on unfavorable terms.

Industrial accidents, equipment failure, environmental hazards or other natural phenomena may adversely affect our operations, assets and reputation and might not be covered by our insurance policies.

Currently, we substantially source our water supply from rivers and reservoirs, although we source a small portion from groundwater wells. Our reservoirs are filled with impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. As of December 31, 2025, we had 28 large-scale reservoirs which are classified under Brazilian dam safety legislation, which, due to their characteristics, may be associated with potential damages. Our operations may be hampered by numerous factors, including unexpected or unusual geological and/or geotechnical operating conditions, industrial accidents, floods and/or droughts or other environmental occurrences that could result in structural damages and eventually rupture of our dams and other facilities or equipment.

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

In particular, the increasing degradation of our water sources (mananciais) may affect the quantity and quality of water available to meet demand from our customers. For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations,” “Item 4.B. Business Overview—Description of Our Activities— Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System.”

The occurrence of any of these events could lead to personal injury or death, adverse social impacts on the communities located near our facilities, monetary losses and possible legal liability arising from environmental and social damages, other environmental and social damages, the loss of prime materials, substantial financial costs potentially not covered by insurance and damage to our reputation. For more information, see “Item 4.B. Business Overview—Description of Our Activities Water Operations—Water Resources.”

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

If a claim is not covered by our insurance policies, or if damages exceed the policy limits, we may incur additional costs for the repair or replacement of damaged assets or for compensation to third parties, which could adversely affect our results of operations and reputation. Furthermore, for insured events, coverage is contingent upon the payment of a premium and the fulfillment of specific obligations stipulated in the policy; failure to pay such premium or breach of any of these obligations, coupled with the occurrence of an event giving rise to a claim, could put us at further risk, as damages - even if insured - would not be covered by the insurer.

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

If we are not successful in addressing issues related to occupational health and safety for our employees and the facilities where we conduct our activities, our results and operations may be negatively affected.

Our operational activities are exposed to risk factors that may impact the safety of employees and service providers. Among the main critical risks associated with our sector are: working at heights, excavation work, confined spaces, electrical work, lifting and handling loads, and exposure to chemical products used in operational processes.

Failures in managing these risks, whether due to inadequate operational controls, ineffective procedures, or insufficient training, may result in serious accidents, material damage, reputational impacts, and partial or total interruption of activities until corrective measures are implemented.

Our operations are subject to extensive federal, state, and municipal legislation related to occupational health and safety. In particular, the Regulatory Standards (NRs) establish mandatory guidelines for accident prevention, worker training, implementation of engineering controls, and adoption of management systems. Failure to comply with these standards may lead to fines, citations, civil, labor and criminal liabilities, as well as the shutdown or interdiction of operational units by the relevant authorities.

We cannot guarantee that our current health and safety measures will be sufficient to prevent accidents or ensure full compliance with applicable regulations at all times. The occurrence of a significant occupational accident or a finding of non-compliance could adversely affect our operations, financial condition, results of operations and reputation.

If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.

A substantial portion of our assets, including our water and wastewater treatment plants and sewage collection and treatment facilities, are considered by Brazilian law and the URAE-1 Concession Agreement to be essential for the provision of public services. Accordingly, such assets would not be available for liquidation or attachment to ensure the continuity of the public service provision. Upon expiration or termination of the applicable concession agreements, these assets will revert to the relevant granting authority in accordance with Brazilian law and the terms of such agreements. We cannot assure you that any indemnity we receive for such assets would be equal to their market value or sufficient to reimburse the investments made by us in such assets, which could adversely affect our financial condition.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

Labor-related disruptions, including strikes, protests or other collective actions involving our employees, the employees of our subsidiaries, or workers of suppliers and contractors performing essential functions, could adversely affect our critical operational activities. Such events may result in significant delays, impair the completion of strategic projects, and lead to additional costs associated with contingency measures. We cannot ensure that future strikes, work stoppages or other forms of labor unrest will not affect our operations or administrative routines.

Disagreements on issues involving changes in our business strategy, reductions in our personnel, or changes to employee contributions and benefits could lead to labor unrest. Disputes arising from these or other matters may give rise to conflicts of interest that could disrupt our operations, administrative processes or project execution timelines.

Strikes, work stoppages or other forms of labor unrest at our company or our subsidiaries, or at any of our major suppliers or contractors, could impair our ability to complete major projects and adversely affect our results of operations, financial condition and ability to achieve our long-term objectives.

For further information regarding strikes, labor unions and work stoppages, see "Item 6.D. Directors, Senior Management and Employees — Employees."

We are subject to obligations regarding respect for the human rights of all of our stakeholders, which may result in additional costs and significant contingencies.

We are required to comply with to legal, regulatory and normative obligations related to the respect, promotion and protection of human rights for all stakeholders with whom we interact. Compliance with such obligations may result in additional costs, the need for structural investments and the identification of material contingencies. Failure to comply with these requirements may adversely affect our reputation, operations and financial condition.

We are exposed to social risks arising from adverse, potential or actual impacts that our operations may have on the human rights of employees, customers, suppliers, investors and local communities, whether through direct or indirect relationships with our activities. These risks include, among others, inadequate working conditions, violations of occupational health and safety standards, discrimination, harassment and other practices inconsistent with labor laws, industry norms and international expectations.

It is essential to ensure a safe, healthy and non-discriminatory work environment, as well as to safeguard the right to freedom of association and participation in labor unions, in accordance with applicable legislation. The identification of an unsafe, hostile or discriminatory workplace may expose us to civil, administrative and labor liabilities, result in operational disruptions, increase employee turnover and impair our ability to attract, retain and develop talent.

In addition, the absence of structured and continuous initiatives aimed at promoting diversity, equity and inclusion across our workforce—including in leadership and management positions—may heighten reputational risks, increase stakeholder scrutiny, weaken our competitive positioning and lead to legal or regulatory challenges.

We cannot assure that we will be able to fully mitigate these social risks or maintain continuous and comprehensive compliance with all national and international standards, guidelines and expectations related to human rights. Any failure to do so may result in material adverse effects on our operating results, corporate reputation and financial condition.

If we do not remedy the material weakness in our internal controls, the reliability of our financial statements could be materially affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS Accounting Standards. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. In the course of completing our assessment of internal control over financial reporting as of December 31, 2025, we did not design or maintain effective internal control due to material weaknesses identified as of that date. These material weaknesses were related to the identification, design and execution of relevant controls in information technology general controls (ITGC) and related information produced by the entity that support underlying data used in all routine and non-routine business and financial reporting processes and controls, to fully address the requirements of the COSO criteria. These material weaknesses did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results. Although these material weaknesses did not result in any material misstatement of our consolidated financial statements for the periods presented, they could lead to a material misstatement of account balances or disclosures. Accordingly, management has concluded that these control deficiencies constitute material weaknesses.

Our internal controls department is responsible for overseeing the implementation of action plans and reports periodically to the Board of Directors and the Audit Committee. If our future efforts are not sufficient to remedy all the inconsistencies identified, we could continue to experience material weaknesses in our internal controls in the future. Any such material weaknesses could adversely affect our ability to accurately prepare our financial statements, which may result in a restatement of our historical financial statements or in misstatements in our future financial statements and, consequently, adversely affect our business and financial condition. See “Item 15-Controls and Procedures” for further details.

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

Risks Relating to Suppliers

We cannot guarantee that our suppliers and/or outsourced service providers will not engage in any irregular practices.

We rely on suppliers and outsourced service providers for the performance of a significant portion of our operational and expansion activities. We cannot guarantee that such third parties will not engage in improper, unlawful or non-compliant practices under applicable legislation, including anti-corruption, environmental, labor, and regulatory standards.

Any involvement of suppliers or service providers in acts of corruption, fraud, collusion, labor or environmental irregularities may result in investigations, administrative or judicial sanctions, fines, restrictions on contracting with the public sector, contract termination, suspension of works or services, as well as significant reputational damage.

Even if such acts are committed by third parties, we may be held jointly or secondarily liable, or may suffer indirect impacts arising from the interruption of activities and the need to replace suppliers. The materialization of these risks may adversely affect our financial condition, operating results, and reputation.

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

Finally, adverse weather conditions and continuous droughts can interrupt the electricity supply and may impact our distribution of water and prevent us from providing water to our customers and perform our obligations in accordance with the terms of our concession agreements. For more information, see “Item 4.B. Business Overview—Power Consumption.”

Our business is subject to risks arising from reliance on services and products from third-party suppliers.

Our ability to operate our systems and execute construction projects within planned deadlines and budgets may be negatively impacted by dependence on third-party suppliers and service providers for the supply of materials, equipment, services, and products. We rely on these third parties to carry out the works required to meet regulatory targets for universalization of sanitation, and the technical capability, operational performance, and financial stability of these suppliers are critical factors for delivering projects within the expected timelines and budgets.

This dependence involves risks of shortages of critical inputs, such as high-density polyethylene (HDPE), polyvinyl chloride (PVC) and concrete pipes, for which demand may, at certain times, exceed the available production capacity. There are also risks related to the limited availability of equipment, such as micro-tunneling machines, high-speed drilling rigs (HDD) and compact lift stations, which have few qualified manufacturers and, in some cases, are not produced domestically, potentially causing significant delays or requiring urgent importation.

We depend on a limited number of suppliers for chemicals used in water and sewage treatment processes, inputs that are essential for maintaining the quality, safety, and continuity of public service provision.

Additionally, financial difficulties, bankruptcy, work stoppages, contractual breaches, or serious health and safety failures by third parties may result in delays, increased costs, administrative sanctions, liability for us, and reputational impacts. Competition with other sectors of the economy for similar professionals, equipment, and materials may further intensify price pressures and temporary unavailability.

In this context, failures in the supply capacity or execution by third parties may result in interruptions, delays, or significant additional costs, affect compliance with regulatory targets and contractual commitments related to the expansion, operation, and modernization of infrastructure, and generate adverse impacts on our financial condition, operating results, and reputation.

Risks Relating to Our Clients

We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Historically, the State of São Paulo and some State entities have delayed payment of substantial amounts related to water and sewage services owed to us. As of December 31, 2025, the State of São Paulo owed us R$122.5 million for water and sewage services. Additionally, the State of São Paulo also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State of São Paulo is required to reimburse us.

With respect to payment of pensions on behalf of the State of São Paulo, we had a disputed credit of R$1.8 billion as of December 31, 2025, recorded in the line item “disputed amount”. We have not recorded this disputed amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State of São Paulo, considering that the amount is under judicial discussion in a civil lawsuit filed on November 9, 2010, against the State of São Paulo. We also had an uncontested credit of R$1.0 billion which is recorded as related-party receivables, recorded in the line item “undisputed amount”. For further information, see Note 11 to our 2025 Consolidated Financial Statements.

In addition, as of December 31, 2025, we recorded a provision for an actuarial liability of R$ 2.0 billion with respect to future supplemental pension payments for which the State of São Paulo does not accept responsibility. For further information, see Note 25 to our 2025 Consolidated Financial Statements.

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

Risks Relating to Our Management

We depend on the technical qualifications of the members of our management and certain key employees, and we cannot guarantee that we will be able to retain them or replace them with equally qualified individuals.

Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills, and efforts of our management and certain key employees. If members of our management or such employees choose to no longer participate in the management of our business and/or resign, we may not be able to find qualified professionals to replace them.

The New Legal Framework for Basic Sanitation set a target of December 31, 2033 for the universalization of water and sewage services in Brazil. However, in relation to the Concession Agreement for URAE-1, this date was brought forward to December 31, 2029.

The increase in the number of companies operating in our industry, as a result of the New Legal Framework for Basic Sanitation, may lead members of our management or other professionals to leave us. The loss of members of management and key employees, as well as the difficulty in recruiting professionals with equivalent expertise and experience, could have a negative effect on our results of operations, financial condition, and reputation.

Risks Relating to the Regulatory Environment

Regulatory conditions for access to federal funding and financing pose risks to our ability to obtain resources necessary for our operations and investments.

Access to federal public funds and financing supported by Brazilian government resources, or by resources managed or operated by Brazilian federal agencies or entities, is subject to several specific regulatory conditions. Failure to meet any of these requirements may limit our ability to obtain such funding, increase our financing costs, or delay planned investments.

As provided for in Federal Law No. 11,445/2007 and Federal Decree No. 11,599/2023, these conditions include: (i) achievement of minimum performance indicators, related to technical, economic, and financial management, as well as efficiency and effectiveness in service provision; (ii) proper operation and maintenance of previously financed projects; (iii) compliance with the ANA reference standards for the regulation of basic sanitation services, including compliance by ARSESP; (iv) compliance with losses targets in the water distribution system; (v) timely submission of updated information to the National Information System for Basic Sanitation (SINISA); and (vi) regulatory compliance of the operation to be financed.

If we do not meet these conditions, we may become ineligible to access certain federal funds or financing programs, which could reduce our access to specific funding sources or require us to seek alternative financing on less advantageous terms. Any such limitations could adversely affect our investment program, operational performance, and financial condition.

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

Moreover, Federal Decree No. 11,468/2023 created the National Secretariat for Environmental Sanitation, linked to the Ministry of Cities, with several competences, including: (i) coordination of the implementation of the Federal Basic Sanitation Policy in Brazil; (ii) proposition of national guidelines for financing the sanitation sector; and (iii) definition of guidelines for the preparation of reference standards.

Non-compliance by any municipalities with the reference standards could adversely affect our activities, especially as we and any non-complying municipalities would be prevented from accessing public resources from the Brazilian government.

We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.

Pursuant to the Concession Agreement for URAE-1, there is an allocation of risks between the granting authority and us. We are responsible for risks inherent to our business operations, including but not limited to:

(i)	Failures, errors, or omissions in the engineering projects necessary for investment execution, including execution methodology and/or technology used by us, or in the surveys that supported them;
(ii)	Costs arising from obsolescence, instability, and malfunctioning of the technology employed by us in our services;
(ii)	Shortfalls or fluctuations in tariff revenue established by the São Paulo State Public Services Regulatory Agency (ARSESP);

(iv)       Costs and delays resulting from the late obtainment of licenses, authorizations and/or permits, arising from our failure to comply with the terms and conditions set forth in the Authorizations Plan approved by ARSESP; and

(v)       Negligence, lack of skill, or recklessness by individuals working for us.

If any of these risks materialize, we may not be entitled to an economic-financial rebalancing of the contract and may consequently face increased costs and/or reduced revenues, which could impact our results of operations and financial condition.

In addition, pursuant to the Concession Agreement for URAE-1 and the internal regulations of the URAE-1 deliberative council, any municipality could withdraw from the Concession Agreement for URAE-1. The withdrawal of a municipality, particularly one that generates a significant portion of our revenue — such as the city of São Paulo — could have a material adverse effect on our business and results of operations. However, a municipality’s decision to withdraw from URAE-1 is subject to the prior payment of the indemnification amounts owed to us, without prejudice to our continuing to operate the services until full payment of the amount due is made. In the case of municipalities that are part of a metropolitan region, urban agglomeration, or microregion and that share operational facilities, any withdrawal must be submitted for approval by the other municipalities that are part of URAE-1.

Moreover, in the event of contractual noncompliance, such as failure to meet key performance indicators, we may be subject to penalties, which can be imposed only after an administrative proceeding conducted in accordance with the due process requirements set forth under Brazilian law. In addition to the application of such penalties, tariff discounts may also be applied through universalization factor (“Factor U”) and/or Factor Q, which relate, respectively, to the achievement of universalization targets and the quality of the services provided.

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

Finally, the granting authorities have the right to terminate these agreements early under the circumstances set forth in Section 35 of Federal Law No. 8,987/1995 (the “Brazilian Concessions Law”), such as:

•	Forfeiture (Caducidade): early termination due to (i) inadequate or deficient service provision; (ii) material breach of contractual obligations; (iii) unjustified interruption of services; or (iv) loss of the economic, technical, or operational capacity necessary to provide the service adequately. We are entitled to a cure period before administrative proceedings for forfeiture are initiated.
•	Takeover (Encampação): early termination based on a public-interest decision, duly justified and approved by law, upon demonstration that continuation of the concession is no longer in the public interest.

Any early termination must be preceded by an administrative proceeding in which we will have the opportunity to present our defense and contest the indemnification amount. It is not possible to predict how long such proceedings will take or whether we will receive the compensation we consider appropriate. Under each concession agreement, we are entitled to compensation for investments that have not yet been amortized or depreciated. In the event of takeover, compensation must be paid prior to termination, while forfeiture does not require prior payment. Any such early termination could have a material adverse effect on our results of operations, financial condition, and reputation, as well as the trading price of our common shares and ADSs.

For more information, please see “Item 4.B. Business Overview— Contract URAE-1— Tariffs.”

If we do not meet the targets established by the Concession Agreement for URAE-1, our tariff adjustments might be reduced, which could materially adversely affect our business, financial condition, or results of operations.

The New Legal Framework for Basic Sanitation established December 31, 2033 as the deadline for achieving universal access to water supply (99% of the population) and sewage services (90% of the population) in Brazil.

However, in relation to the Concession Agreement for URAE-1, this deadline was brought forward to December 31, 2029. The universalization deadline also applies to rural areas and consolidated informal urban areas, which were included in our service area by the Concession Agreement for URAE-1.

Monitoring compliance with the universalization targets shall be evaluated based on the indicators and timelines set out in the Technical Annex for each municipality (Annex II of the Concession Agreement for URAE-1). If the universalization targets are not achieved, the tariff adjustment index (Índice de Reajuste Tarifário – “IRT) may be reduced through the application of Factor U, which could materially and adversely affect our business, financial condition, or results of operations. ARSESP is responsible for calculating the Factor U at each tariff adjustment and periodic tariff review, using information provided by the independent verifier.

The distribution of dividends by us is prohibited in the event of non-compliance with the universalization targets and schedules provided for in the Concession Agreement for URAE-1, as determined in a regular administrative proceeding and decided with final effect by ARSESP.

In addition to the application of Factor U and its potential effects on dividend distribution, ARSESP may impose fines and other sanctions if we are found, during regulatory inspections, to be in non-compliance with the URAE-1 Concession Agreement. In an extreme scenario, repeated failure to meet universalization targets may trigger the early termination of the Concession Agreement for URAE-1 (declaration of forfeiture), if any of the following occur:

•	failure to achieve at least one of the URAE-1 Coverage Targets for water or sewage services in two consecutive years or in three non-consecutive years within a five-year period starting in 2025;
•	failure to achieve at least one of the Municipality Coverage Targets for water supply or sewage services — representing at least one-third (1/3) of the municipalities within URAE-1 — in two consecutive years or in three non-consecutive years from 2027 onward, provided that none of the three URAE-1 coverage targets demonstrates any improvement; and/or
•	the service availability indicator IRFA — Index of User Complaints Related to Water Shortage and Low Pressure — reaching a level equal to or above 95, regardless of the applicable target framework for the calculation of Factor Q, for four consecutive semesters or seven non-consecutive semesters within a five-year period.

Any fine, sanction, or early termination of the Concession Agreement can be imposed only following an administrative proceeding conducted in accordance with the due process guarantees set forth under Brazilian law.

Although much of the effort to achieve these targets falls on us, there are imponderable elements that are beyond our control, and which could affect our ability to achieve these targets — such as delays in issuing environmental licenses and municipal authorizations to carry out construction works, processes for vacating areas of interest, the possible finding of archaeological sites, among others. We will not be held liable for any failure to achieve the universalization targets if such failure results from omissions or delays by URAE-1, the municipalities, or the State in fulfilling their respective obligations.

The granting/contracting authorities may terminate contracts before they expire in certain circumstances. The indemnification payments we receive in such cases may be less than the value of the investments we made, or may be paid over an extended period, adversely affecting our business, financial condition, or results of operations.

The granting authorities — the contracting entities that delegate the provision of public services to us through concession agreements, such as URAE-1 and the municipality of Olímpia — have the right to terminate these agreements early under the circumstances set forth in Section 35 of Brazilian Concessions Law. Early termination may occur in the following cases:

•	Forfeiture (Caducidade): early termination due to (i) inadequate or deficient service provision; (ii) material breach of contractual obligations; (iii) unjustified interruption of services; or (iv) loss of the economic, technical, or operational capacity necessary to provide the service adequately. We are entitled to a cure period before administrative proceedings for forfeiture are initiated.

•	Takeover (Encampação"): early termination based on a public interest decision, duly justified and approved by law, upon demonstration that continuation of the concession is no longer in the public interest.
•	Annulment: early termination due to a subsequently identified illegality that cannot be remedied, such as legal defects in the bidding process.
•	Bankruptcy or dissolution of the concessionaire.

In addition to the grounds set forth in the Brazilian Concessions Law, the initiation of judicial or extrajudicial reorganization proceedings may also lead to early termination, depending on the terms of each contract. Any early termination must be preceded by an administrative proceeding in accordance with the due process requirements set forth under Brazilian law. We will have the opportunity to present our defense and contest the indemnification amount. It is not possible to predict how long such proceedings will take or whether we will receive the compensation we consider appropriate.

In cases of forfeiture, annulment (when we or our controlling shareholders contributed to the illegality), or bankruptcy, additional penalties may be imposed, including suspension of the right to participate in future public tenders. Under each concession agreement, we are entitled to compensation for investments that have not yet been amortized or depreciated. In the event of takeover, compensation must be paid prior to termination, while forfeiture does not require prior payment.

At the federal level, ANA issued Reference Standard No. 03/2023, approved by Resolution No. 161/2023, which establishes the methodology for compensating unamortized or undepreciated investments in water supply and sewage services. This standard applies to contracts entered into before and after its issuance and must be followed by subnational regulatory authorities when issuing their own rules.

In municipalities within the State of São Paulo regulated by ARSESP, Deliberation No. 1,515/2024 must be observed regarding asset reversion and compensation at the end of concessions. This Deliberation was issued by ARSESP based upon the aforementioned ANA Reference Standard No. 03/2023. However, with respect to the URAE-1 Concession Agreement, the contractual methodology prevails, and ARSESP’s regulation applies only on a subsidiary basis. For other municipalities regulated by ARES-PCJ, such as Olímpia, Resolution No. 648/2025 applies on a subsidiary basis to the methodology established in the applicable concession agreement.

Even with the guarantee of due process, adversarial rights, and the correction of irregularities (particularly regarding forfeiture), we cannot rule out the possibility that granting authorities may terminate concession agreements early under the circumstances described above. If early termination occurs and we do not receive adequate compensation, or if compensation is significantly delayed, our business, financial condition, and operating results could be adversely affected.

We also cannot predict the impact that methodologies adopted by the relevant regulatory authorities — when applied on a subsidiary basis — may have on our business, including the risk that compensation payments may be lower than the remaining value of our investments.

Additionally, municipalities may refuse to pay indemnification voluntarily, potentially leading to judicial disputes. In such cases, there is a risk that judicial decisions could result in indemnification being set at a lower value or deemed undue. We are also a party to proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by certain municipalities. For more information, see “Item 3.D. Risk Factors — Risks Relating to Environmental Matters and Physical and Climate Transition Risks.”

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

Risks of contamination in our distribution system include potential failures in network maintenance procedures, which may carry unwanted material to the supply network. If we are found liable for water contamination resulting in human exposure to hazardous substances, we could face administrative, civil and/or criminal enforcement actions, litigation, and other proceedings or obligations to remediate environmental damages and compensate affected individuals. Such incidents could also significantly harm our reputation. Environmental remediation and compensation typically involve significant costs and may last several years. Additionally, claims or complaints from residents or communities near our sites may have adverse effects on our business, reputation, or ability to obtain funding, especially from multilateral institutions. Failure to effectively manage these claims could adversely affect our results of operations, financial condition, and reputation.

Furthermore, cleaning up water sources can be costly and if we are required to do so, it could have a material and adverse effect on our business, results of operations, and financial condition. If our water supply fails to meet treatment standards, we may have to interrupt or stop the use of that water supply until we can treat the water or replace it with water from another source. Adapting the treatment process, either by expanding current facilities or developing new methods, could incur significant costs. Using a more distant water source may also result in increased expenses. Additionally, if we need to interrupt the water supply, we will have to notify our consumers, further impacting our operations.

Additionally, the increase in the population density of the contributing basins is another factor that may reduce the availability of raw water. Any decrease in the amount of raw water available to us could have a negative effect on our financial results and activities.

Water and sewage treatment involve environmental risks in the event there is a system failure. For example, if there is an overflow in a sewage treatment plant, the sewage could impact neighboring areas or even natural water resources, which could have a material adverse effect on our reputation, financial condition, and results of operations. In addition, sludge, a byproduct of the sanitation process, needs to be disposed of appropriately in order to prevent harm to the environment. In some cases, the landfills in which the sludge is deposited are not located in the same municipalities as the water and sewage treatment facilities and, therefore, we are required to transport the sludge to the closest landfill, which increases the risk of contamination. Furthermore, some landfills may stop operating, which may increase our operating costs. These events could also lead to environmental liabilities in the administrative, criminal, and civil spheres, as mentioned above.

Any of the above events could have a material adverse effect on our results of operations, financial condition, cash flow, liquidity, and reputation.

Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.

The wastewater collection, treatment, and disposal operations of our utilities are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail or do not otherwise operate properly — including as a result of pipe leaks, bursts, or overflow — untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, potentially causing damage to persons or property, harm to the environment (including aquatic life), and economic losses that may not be recoverable through tariff rates. This risk is most acute during periods of substantial rainfall or flooding, which are among the principal causes of sewer overflow and system failure.

Liabilities resulting from such damage could materially and adversely affect our business, results of operations, and financial condition. If we are deemed liable for any damage caused by such failures, losses might not be covered by our insurance policies, and such losses may make it difficult for us to secure insurance in the future with the same coverage and coverage limits at acceptable premium rates. Similarly, any related business interruption or other losses might not be covered by insurance policies, which would also make it difficult for us to secure insurance in the future at acceptable premium rates.

We may also incur liabilities under environmental laws and regulations requiring the investigation and remediation of environmental contamination at our properties or at off-site locations where there have been adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs and could materially and adversely affect our reputation, financial condition, results of operations, cash flows, and liquidity. Such remediation losses may not be covered by our current insurance policies, or the insured amount may not be sufficient, and may make it difficult for us to obtain comparable insurance coverage in the future at acceptable premium rates.

We cannot guarantee that our existing insurance policies provide comprehensive coverage for all circumstances that may arise or all inherent risks, that they would cover all potential damages claimed, or that we will be able to renew our existing insurance policies, or on what terms any such renewal could be obtained. The occurrence of a significant uninsured or uninsurable loss, in part or in full, or the failure of our subcontractors to comply with their indemnity obligations, may materially and adversely affect our results of operations, financial condition, and reputation.

We are exposed to risks of delays or failures in payments associated with the provision of water and sewage services.

According to our contracts, we are required to achieve specific service targets and continue supplying water and sewage services to clients with overdue or irregular payments. In these situations, we cannot guarantee when payments for the services will be received, despite the existence of administrative and judicial procedures for the collection of outstanding debts. As a result, we may experience delays or shortfalls in cash collections, which could adversely affect our liquidity and working capital.

Meanwhile, we incur significant costs for providing these public services, like water abstraction and sewage discharge fees, and there is a risk we may not be able to fully pass these costs on to our customers. In addition, increases in such costs or limitations imposed by regulatory authorities on our ability to recover them through tariffs could negatively impact our margins. However, under the URAE-1 Concession Agreement, the tariff adjustment mechanism takes into account, among other factors, the level of uncollectible revenue, i.e., revenue that remains uncollected after all commercial and legal collection efforts have been exhausted and that reflects structural default.

If the volume of uncollectible revenues increases beyond the level recognized in the tariff adjustment process, or if the regulatory methodology for recognizing such amounts changes, our financial condition and results of operations could be adversely affected.

Reducing physical water losses caused by leaks and overflows primarily depends on investments made in leak detection and repairs, pressure management in distribution networks, operational improvements, and the renewal of the distribution network. Reducing levels of non-physical water losses (which result from unauthorized consumption (theft) or inaccurate measurement) depends mainly on investments made in the acquisition and installation of water meters, the re-registration of customers, and combat of irregularities, such as illegal water connections. The URAE-1 Concession Agreement establishes performance indicators with targets for coverage and water loss reduction throughout its term for each municipality.

If we do not make sufficient investment in activities and projects to reduce our levels of water losses, we could be materially and adversely affected, including the imposition of fines and the reduction of the tariff adjustment amount related to URAE-1 Concession Agreement. These investments must mainly be aligned with the goals established in concession contracts and the ideal levels of losses in supply systems.

Furthermore, the New Legal Framework for Basic Sanitation establishes that providers of public water supply and sewage services must meet qualitative and quantitative targets. Among these targets is the reduction of losses in the distribution of treated water.

If we do not implement the necessary actions to reduce the water loss rates, or if the projects aimed at reducing water loss levels do not produce satisfactory results, our cash flow, results of operations, and financial condition may be adversely affected, and we may be penalized by the granting authority if we fail to meet the targets established in the relevant concession agreements related to losses. Such penalties could include financial sanctions or other contractual consequences, further affecting our operational performance.

Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions.

Securing new concessions, entering into public-private partnerships or completing acquisitions may expose us to risks related to the integration of the adjudicated or acquired businesses, the condition and adequacy of existing assets, and the regularity of concession-related operations, such as: (i) the assets related to the contract may be different from the description provided in the public bidding documents; (ii) the absence of and/or the irregularity of required environmental licenses; (iii) the absence of grants for the operation of wells; or (iv) land irregularities.

We may also encounter difficulties in transferring the assets associated with these contracts, or such assets may be in non-operational condition, requiring additional investments to bring them into compliance with operational or regulatory standards. These irregularities may also complicate, or in some cases prevent, the execution of financing agreements, which could affect our ability to meet the performance targets originally established in our contracts.

In the case of companies acquired by us, there may be delays in obtaining the consent of the granting authority or their creditors to confirm the change of control or we may not obtain such consents at all. Furthermore, other factors such as contingencies not identified during due diligence, lack of synergies, failure to integrate activities, among others, may arise. This could result in increased expenses for us and, as a result, impact our financial condition and operating performance.

Our expansion strategy includes acquisitions that involve significant risks and uncertainties, which could adversely affect our business, results of operations, and financial condition.

As part of our strategy to expand our activities, we may undertake acquisitions from time to time, which will depend on several factors, including our ability to identify suitable companies or assets for acquisition, negotiate acceptable prices and terms, successfully integrate and maintain the quality of operations of the acquired businesses or assets, and realize the expected synergies and cost savings from such integrations.

If we are unable to achieve the expected gains from acquisitions, or if acquired assets do not perform or integrate as expected, our business, results of operations, and financial condition could be adversely affected.

Potential acquisitions may also require us to incur additional indebtedness or to access the financial and capital markets, including through the issuance of new shares and ADSs. This could result in increased indebtedness and financial exposure, as well as dilution of our existing shareholders’ and ADS holders’ ownership interests in our share capital. Acquisitions also expose us to the obligations and contingencies of the acquired companies or assets arising from acts or omissions of prior management and previously incurred liabilities. Our legal due diligence process to evaluate the legal and financial condition of potential acquisition targets — and any contractual guarantees or indemnities we may receive from our counterparties — may be insufficient to protect us against such contingencies. If significant or unidentified contingencies arise in connection with such acquisitions, they could adversely affect our business, results of operations, and financial condition.

We may also encounter difficulties or delays during any acquisition process, and such processes could divert significant time and attention of our management team toward transitional or integration-related matters and away from our core business operations.

In addition, corporate reorganizations undertaken in connection with our acquisitions may be subject to review or investigation by competition, antitrust, or other regulatory authorities, which could delay or prevent the completion of such transactions.

Any failure or delay in completing future acquisitions or other strategic investment transactions could have a material adverse effect on our business and results of operations.

Risks related to encumbrances, which may negatively affect us in the event of default on the obligations guaranteed by our properties.

There may be risks in relation to some of our properties that are subject to legal encumbrances and restrictions, such as unavailability and easements (right of way).

According to certificates of real estate records, some of our properties are burdened with unavailability, which is a temporary judicial measure that imposes significant restrictions on certain assets and the taxpayer’s rights over those assets, to ensure compliance with and payment of back taxes by the taxpayer before they can dispose of, transfer or use specific assets previously identified by the public treasury as debt security.

As a rule, non-payment of debts that lead to the declaration of unavailability can result in the forced sale of the properties, the value of which will be used to pay the outstanding debts. In these cases, the new owners of the properties can request possession of the assets, which may require the relocation of the activities carried out in these locations.

In addition, even if the debts that resulted in the declaration of unavailability have already been paid, failure to cancel the encumbrance on property registrations may hinder possible transactions or operations involving such properties in the future.

In addition, some of our properties are trapped by easements. In the event that the existing easements are not being respected, the respective beneficiaries may demand that their area be vacated and enforce the real right of these easements, as well as the losses and damages incurred, such as the payment of fines and compensation for any damages caused by the non-compliance with the real right. In addition, beneficiaries can file a lawsuit to ensure that their right of way is respected.

Failure to pay the amounts that generated the unavailability can lead to the forced sale of the properties, and the value of any sale will be used to pay off outstanding debts. In these cases, the new owners of the properties may seek possession of the assets, which may lead to the need to relocate the activities carried out in these locations.

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

If we are unable to obtain or renew such permits and/or licenses, we may be subject to fines and the closing of any non-compliant facilities, with the interruption of the activities carried out by us at such facilities. Any factors that impact the failure to obtain or renew such licenses and permits may cause us to incur additional costs, which may force us to reallocate resources to meet any additional charges. Failure to obtain, maintain or renew environmental licenses and authorizations as well as to comply with applicable conditions may result in environmental, administrative, civil or criminal liability, including strict liability for environmental damages under Brazilian law.

Additionally, we cannot guarantee that permits, licenses and authorizations, such as use and operating permits and/or documents relating to the regularity of built-up areas, have not been breached in the past when in the process of obtaining or renewing them. For example, the existence of a built-up area without prior authorization from the relevant city hall, or in disagreement with the project approved, could lead to risks and liabilities for the property if the area is not regularized and it is inspected by the competent authorities. These risks include: (i) the impossibility of registering the construction; (ii) the refusal for us to issue an operating license; (iii) the refusal to obtain or renew property insurance; (iv) the imposition of fines; and/or (v) the forced closure of the establishment.

According to the Brazilian law regulating concessions and public-private partnership matters, our corporate structure is composed of some special purpose entities, which may result in our responsibility for tax, labor, environmental protection, consumer and bankruptcy matters originated from our subsidiaries.

Pursuant to Brazilian Law No. 11,079/2004, the execution of public-private partnerships must be preceded by the incorporation of a special purpose entity (SPE). However, in the event that one of our SPEs does not comply with the contractual obligations or is financially unable to honor the due capital contribution installments, as provided in the public-private partnership agreement, as their controlling shareholder and/or guarantor, we may be liable to perform supplementary investments and to provide additional services in order to maintain the minimum financial rates provided for under the relevant agreements.

Brazilian Concessions Law, which establishes provisions for concessions and permission of public services, sets forth that the concessionaire, incorporated as an SPE or not, is responsible for the provision of the service granted in the concession, and is liable for any and all damages to the granting authorities, users or third parties. Oversight by the competent authority does not exclude or mitigate such liability, which could adversely and materially affect our business, financial condition, and results of operations.

In the case of the concessionaire being incorporated as a consortium, the consortium leading company is liable before the public grantor for the compliance with the concession agreement, without prejudice to the joint and several liability of the additional members of the consortium.

Risks related to our subsidiaries also include bankruptcy and potential enforcement of piercing the corporate veil by the Brazilian Courts. As a rule, the controlling shareholder is liable for damages resulting from acts performed with abuse of power. Any event impacting the image of our partners, business partners and service providers of our subsidiaries may adversely affect our brand. Additionally, we may be liable for certain obligations of our subsidiaries, including tax, labor, environmental protection, regulatory and consumer matters, which, in the event they materialize, may adversely affect our business and results.

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

The failure to obtain or renew such licenses may prevent us from operating our units and lead to suspension and closing of irregular units, as well as the application of fines. Our strategy may be adversely affected if it is impossible to open and operate new units or if the operations of our current units are suspended or terminated due to the failure to obtain or renew the required registrations, permits and licenses, which may adversely affect our results of operations.

In addition, we are required to comply with the administrative limitations provided by environmental laws, such as the preservation of environmentally protected areas, and of nature conservation areas (e.g., parks, reserves, protected areas, etc.). Failure to comply with these restrictions may result in penalties and other liabilities, including substantial fines, criminal/administrative sanctions and the obligation to repair and/or indemnify any damages.

Risks Relating to Environmental Matters and Physical and Climate Transition Risks

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes

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

In addition, the occurrence of any of these adverse events may increase delinquencies which can negatively impact our results of operations. Our allowance for doubtful accounts decreased by 88.9% for the year ended December 31, 2025 compared to the year ended December 31, 2024 and decreased by 14.6% for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Epidemics, natural disasters and other catastrophes may have a negative and significant effect on the world economy and on Brazil’s economy, and include or may include reduction in the level of economic activity; currency devaluation and volatility; increase in the fiscal deficit and constraints to the capacity of the Brazilian government or state governments to make investments and payments and to contract services or acquire goods; delays in judicial, arbitral and/or administrative proceedings; imposition, even if only temporarily, of a more onerous tax treatment of our business activities; decrease the liquidity available in the international and/or Brazilian market; and volatility in the price of raw materials and other inputs, among other effects.

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

For more information on these proceedings, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” For more information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Focus of our Capital Expenditure Program,” “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal,” “Item 4.B. Business Overview—Environmental Matters” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation.”

Environmental, social and governance considerations could expose us to potential liabilities, increased costs (regulatory or otherwise), compliance failures and reputational harm, including with respect to the B3 Green Shares classification we have been granted.

We are subject to a broad range of laws, regulations and other measures that govern a wide range of topics requirements, including those related to matters that extend beyond our core business activities. New or amended laws, regulations, policies, and international accords relating to ESG matters, including sustainability, climate change, human capital and diversity, are being developed and formalized implemented in Brazil, the U.S. and elsewhere other jurisdiction, which may require us to comply with specific, target-driven frameworks and/or disclosure requirements. In the U.S., the SEC adopted broad climate change disclosure requirements in March 2024, which were subsequently stayed and vacated. The regulatory landscape in this area remains uncertain and subject to further developments, which may require significant compliance efforts if new rules are adopted in the future. The scope, timing and final form of any of these regulations or other measures is still uncertain. The implementation of these goals and initiatives, as well as compliance with emerging regulatory obligations, and forward-looking milestones may require considerable management time and may result in significant expense to us, and we cannot guarantee that we will achieve our objectives.

Moreover, increasingly different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG will be perceived negatively by at least some stakeholders and adversely impact our reputation. Emerging regulatory frameworks may also impose additional compliance burdens and costs on us, and as with any new or developing regulation, may be subject to differing interpretation, which could increase the risk of unintentional noncompliance. Our business could be negatively affected by increased regulation of ESG research, ratings and data.

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

Additionally, on June 7, 2024, the B3 granted us the B3 Green Shares (B3 Ações Verdes) classification. In compliance with Circular Letter No. 002/2024-VPE, dated May 7, 2024, issued by the B3, S&P Global Ratings Shades of Green (the “Specialized Consultant”), certified that we met the criteria established by B3 and that we derive: (i) more than 50.0% of our annual gross revenue from activities contributing to the green economy; (ii) more than 50.0% of our annual investments and operational expenses allocated to activities contributing to the green economy; and (iii) less than 5.0% of our annual gross revenue derived from fossil fuel activities. However, as the B3 Green Shares classification is provided by a Specialized Consultant, which is a third-party provider, there is no assurance that the scrutiny process meets investor criteria and expectations. We are the first company in Brazil to obtain the B3 Green Shares seal, and there are no standardized processes and regulatory frameworks for this classification. Accordingly, we cannot assure that we will continue to meet the criteria and expectations regarding environmental impact and sustainability performance in upcoming years, and we can give no assurance that we will continue to meet the requirements, voluntary taxonomies or standards, whether currently in place or implemented in the future, to maintain this classification.

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

Severe drought events, such as the drought resulting from the low rainfall levels recorded in the summer of 2014, which resulted in the 2014–2015 water crisis, can have a material impact on consumption habits and, consequently, on our business, financial condition, and operating results. Periodically, we face restrictions in water availability due to prolonged droughts.

In recent years, the production systems that supply the Metropolitan Region of São Paulo (RMSP) have recorded rainfall below expectations for two consecutive hydrological years, especially the 2024–2025 cycle, which presented the lowest rainfall volumes of the last seven years. Prior hydrological years also recorded below-average rainfall, including the 2019–2020, 2020–2021, and 2023–2024 cycles, demonstrating a pattern of recurring drought events in our areas of operation. This scenario culminated in SP-Águas Deliberations No. 11 and No. 12, of September 2025, which declared a situation of water scarcity in the Alto Tietê and Piracicaba basins, respectively. The reduction in rainfall levels compromises the recovery of reservoir levels, which are essential to guarantee supply during the dry season, which extends from April to September.

It is not possible to accurately predict the future behavior of rainfall, especially given the effects of ongoing climate change. The occurrence of consecutive periods of severe drought may require us to adopt additional measures to mitigate impacts and ensure the continuity of water supply in our areas of operation.

During the 2014–2015 water crisis, the levels of the main water sources that supply the São Paulo Metropolitan Region were significantly affected, which led us to implement, between 2014 and 2016, a set of operational and demand management measures to maintain the water supply to the population. These measures were gradually discontinued from 2016 onwards, with the recovery of reservoir levels. However, greater public awareness of the need for rational water use, resulting from that crisis and more recent drought events, has contributed to maintaining lower consumption patterns. Sustainable water resource management and the recurrence of scarcity events may continue to influence consumption habits, with potential adverse impacts on our revenues and operating results. Considering the observed history, there is a risk of new droughts occurring in the future, which may require us to adopt measures similar to or more restrictive than those implemented in 2014–2015, resulting in additional and potentially significant changes in consumption patterns. These uncertainties could adversely and materially affect our financial condition and operating results.

Extreme weather conditions and climate change may have a material adverse impact on our business, financial condition or results of operations.

Our business may be affected by droughts, and by other extreme weather conditions, such as torrential rain and other changes in climate patterns. A possible increase in the severity of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply, whether from the standpoint of quality or quantity. Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed, and consequently, the volume of water billed (i.e., the revenue derived from water supply services). Extreme climate conditions may compromise our facilities’ conditions to operate and supply of inputs. Additionally, increases in air temperature could affect demand for water.

Since we are dependent upon energy supplies to conduct our business, extreme weather events may also reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages, which could affect water and sewage services. Increased electricity prices may also adversely affect our costs and results of operations. For more information, see “Item 3.D. Risk Factors—Risks relating to Our Suppliers—Any interruptions in the supply of electricity and water may adversely affect our operations” and “Item 4.B. Business Overview—Power Consumption.”

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

Additionally, further regulations may impose additional obligations. For example, Law No. 15,402/2024 establishes the Brazilian Greenhouse Gas Emissions Trading System (or the Brazilian Carbon Market Regulation), which introduces a framework for capping GHG emissions and trading carbon-related assets.

Given Brazil’s commitments under international climate agreements, the state government’s firm stance on reducing emissions, and the establishment of new legislation, we may be required to increase investment in emission mitigation measures by (i) enhancing operational efficiency and adopting more sustainable processes to reduce GHG emissions; (ii) implementing infrastructure and equipment to capture and utilize biogas and process-generated sludge; (iii) expanding the use of clean and renewable energy sources and alternative fuels; and (iv) offsetting GHG emissions through intensified conservation and reforestation initiatives. Compliance with evolving climate change regulations present significant challenges due to may be particularly challenging given the complexity and scale of our operational facilities operations, where changes in process design can impact both our existing and future operations activities.

In March 2024, the SEC approved new climate-related disclosure rules that would have required public companies to report material climate risks, GHG emissions inventories, climate targets and goals, and the financial implications of physical and transition risks. However, following multiple legal challenges, the SEC voluntarily vacated these rules in February 2025. The regulatory landscape in this area remains uncertain, and new or revised climate disclosure requirements may be introduced in the future. If such rules are adopted and applied to us, our compliance costs — such as legal, accounting, and reporting expenses — could increase significantly, and the associated compliance efforts may divert management’s time and attention.

In addition, the CVM approved Resolution No. 193/2023, which allows publicly held companies to voluntarily prepare and disclose sustainability-related financial reports in accordance with the International Sustainability Standards Board (“ISSB”) guidelines. According to CVM Resolution No. 193/2023, disclosure is mandatory for financial years beginning on or after January 1, 2026.

We may be exposed to legal or regulatory action or claims as a result of future SEC climate disclosure requirements and existing CVM rules. Although we are in the process of assessing and adapting our internal procedures to comply with requirements , these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

New expenditures resulting from new compliance with climate change regulations and from the prevention or correction of effects of extreme weather could have a material adverse effect on our results of operations. For more information, see “Item 4.B. Business Overview — Environmental Matters — Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions” and “Item 4.B. Business Overview—Power Consumption.”

Risks Relating to Our Privatization

Our Privatization may still be subject to legal challenge, and the dispersed ownership structure resulting from our Privatization may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations.

Legal proceedings challenging our Privatization remain ongoing, as further described in “Item 8.A. Consolidated Financial Statements and Other Financial Information-Legal Proceedings.” Additional legal challenges or proceedings may also be filed in the future. Potential adverse rulings from judicial or administrative proceedings, if any, may have negative effects on our financial results and reputation.

In addition, as a result of our Privatization, we no longer have a single controlling shareholder or group of controlling shareholders. This dispersed ownership structure, which has been in place since the consummation of our Privatization, presents ongoing governance challenges. The absence of a controlling shareholder may impact our ability to efficiently approve certain transactions and could potentially delay critical decision-making processes, which may adversely affect our business and results of operations.

Risks Relating to Our Common Shares and ADSs

We may issue additional common shares or enter into a merger, consolidation or other similar corporate transaction, which could dilute your interest in our common shares underlying the ADS.

We may need to raise additional funds in the future, such as to finance capital expenditures or payments related to new concessions. These funds may be raised through private or public offerings of shares or securities convertible into shares issued by us. Under Brazilian Corporate Law and CVM regulations, public offerings of shares or convertible securities may be conducted without granting preemptive rights to our existing shareholders, including investors in the common shares underlying the ADSs. As a result, such issuances may dilute the interests of our then-existing investors.

Dilution of your interest in the common shares underlying the ADSs may also occur if we enter into a merger, consolidation or any other corporate transaction with similar effects involving companies that we may acquire in the future.

International judgments may not be enforceable when considering our directors or officers’ status of residency.

All of the directors and officers identified in this annual report reside in Brazil. Neither we, nor our directors, officers, or the members of our audit committee have agreed to accept service of process in the United States. Additionally, substantially all of our directors’ and officers’ assets are located in Brazil. As a result, it may be difficult or impossible to effect service of process within the United States or in other jurisdictions outside Brazil upon such persons, to attach their assets, or to enforce civil liabilities or securities law judgments from U.S. courts or from courts of other jurisdictions against them or against us.

We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.

Under Brazilian Corporate Law and our bylaws, we are required to distribute to our shareholders a mandatory minimum dividend equal to 25% of our net income after the allocation of legal reserves for the previous fiscal year.

Other than the mandatory minimum dividend, we may retain profits in statutory reserves for investment purposes or in capital reserves. If we record a net loss or if our net income is insufficient to support dividend payments, including the mandatory minimum dividend, management may recommend using profit reserves to make such payments, after offsetting any net losses for the current or prior fiscal years. Losses for the current fiscal year must be absorbed in the following order: accrued profits, profit reserves and legal reserves. Even when we are able to declare dividends, management may still decide to postpone their payment or, in limited circumstances, not declare dividends at all. Certain reserves established under Brazilian Corporate Law cannot be used for dividend distributions.

In addition, the New Legal Framework for Basic Sanitation prohibits the distribution of profits and dividends by service providers that are in breach of the objectives and deadlines set out in their sanitation service agreements. The Concession Agreement for URAE-1 provides that, if it is determined that we are failing to meet the targets and schedules set forth in that agreement or in any other concession agreement, and provided that the applicable contractual procedures are followed, we may be prevented from paying dividends or interest on equity to our shareholders and ADS holders for as long as such breach continues.

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

For more information, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Description of Common Shares—Redemption and Rights of Withdrawal.”

A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available — such as those provided under Rule 144A or Regulation S under the Securities Act, which may not be available to all holders — an ADS holder may receive only the net proceeds from the sale of their preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse, and the ADS holder will receive no value for them.

Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our shares. Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements. ADS holders exercise voting rights by providing instructions to the depositary, as opposed to attending shareholders meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the depositary as to vote will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder's custodian and clearing system. ADS holders may not receive notice of shareholders' meetings sufficiently in advance to enable them to provide timely voting instructions to the depositary, which could result in their being unable to exercise their voting rights with respect to a given meeting.

The deposit agreement also provides that if the depositary does not receive any instructions from a holder of ADSs, the ADS holder may be deemed to have given a discretionary proxy to a person designated by our company and the underlying shares may be voted by such person. However, we have chosen not to designate any person to exercise these deemed proxy rights with respect to any annual or special general meetings, and ADSs for which no specific voting instructions were received by the depositary were therefore not voted at that meeting. As a result, ADS holders who do not provide voting instructions and for whom no proxy is designated may have no influence over the outcome of votes on matters considered at shareholders’ meetings, including votes on material corporate transactions or governance matters.

Judgments of Brazilian courts with respect to our common shares are required to be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais must only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered or (3) on the date on which collection or enforcement proceedings are commenced. The then prevailing exchange rate may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the common shares represented by ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Overview

We were incorporated as a public, mixed capital company of unlimited duration on September 6, 1973, under the laws of the Federative Republic of Brazil. In 1994, we were registered with the CVM as a publicly held company and are therefore subject to CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events. Our common shares have been listed on the B3 under the ticker “SBSP3” since June 4, 1997. In 2002, we joined the Novo Mercado segment of the B3 and registered our common shares with the Securities and Exchange Commission (“SEC”) and started trading our shares in the form of ADR - level III on the New York Stock Exchange (“NYSE”) under the ticker “SBS.”

Until June 2024, the State of São Paulo owned a majority of our voting common shares. In July 2024, we were privatized, and the State of São Paulo ceased to be our controlling shareholder. As part of our Privatization, Equatorial S.A. became a reference shareholder holding 15% of our voting capital. In accordance with our amended bylaws, we no longer have a controlling shareholder: our bylaws prohibit any shareholder or group of shareholders from exercising votes over 30% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 30% of our issued and outstanding voting capital. We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.

We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831. Our principal executive offices are located at Rua Costa Carvalho, 300, Zip Code 05429-900 São Paulo, SP, Brazil. Our telephone number is +55 11 3388-8110. Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street - Team 1, Los Angeles, CA 90017.

As of December 31, 2025, we provided water and sewage services to numerous residential, commercial and industrial consumers, as well as various public entities, in 375 municipalities in the State of São Paulo, including the city of São Paulo, under concession agreements, with 371 covered by URAE 1 until 2060. Since December 2023, we operate water and sewage services in Olímpia, a municipality located in the interior of the State of São Paulo, through our wholly-owned subsidiary Sabesp Olimpia S.A. This new contract with the municipality of Olímpia is the first bidding process won without being part of a consortium under the New Legal Framework for Basic Sanitation.

In May 2025, we exercised our preemptive rights to acquire the remaining 70% equity interests in Águas de Andradina S.A. and Águas de Castilho S.A., which were previously held by Iguá Saneamento S.A. (“Iguá”). Following regulatory review, on July 1, 2025, the Superintendence of Brazil’s Administrative Council for Economic Defense (“CADE”) approved the transaction without restrictions.

However, the transaction is still subject to the fulfillment of customary conditions precedent, and therefore the closing has not yet occurred. As a result, we will only consolidate 100% ownership of both concessions after the closing, once all pending conditions have been implemented. We believe that this transaction will strengthen our operational footprint and service delivery capacity in the State of São Paulo. In addition, we maintain a strategic partnership in SESAMM – Serviços de Saneamento de Mogi Mirim S.A., a sewage-only concession, further broadening the scope of our sanitation services.

In the basic sanitation sector, we are non-controlling shareholders in two special purpose companies: Aquapolo Ambiental S.A., supplying industrial reclaimed water to the Capuava Petrochemical Complex since 2012 and Attend Ambiental S.A., providing non-domestic wastewater treatment services in the São Paulo metropolitan area since 2014.

We also participate in the electric power generation sector through minority partnerships. Through Paulista Geradora de Energia (“PGE”), we leverage the hydraulic potential of the Cantareira System, generating and selling 4.1 MW from the PGE Guaraú plant (operational since March 2023) and 2.9 MW from the PGE Cascata plant (operational since April 2024).

Since October 2022, we have held a 49% equity interest in Cantareira SP Energia S.A., a company organized for the development, production and commercialization of photovoltaic energy. Cantareira SP Energia S.A. is also authorized to engage in the commercialization, purchase and sale of energy; the lease, lending for use (comodato) or lease (arrendamento) of assets owned by it or by third parties; the operation and maintenance of power generation facilities; and the acquisition of equity interests in other companies. Since December 2022, we have held a 20% equity stake in Barueri Energia Renovável S.A., a special purpose company designed to process municipal solid waste from the municipality of Barueri and surrounding municipalities into energy. The plant is expected to commence commercial operations in February 2027.

In addition, we established SPE Infranext Soluções e Pavimentação S.A., with the purpose of operating in the cold asphalt commercialization and related products segment. However, the entity is currently in its preoperational phase.

Recent Developments

US$1,500 Million Loan Agreement and US$1,350 Million Blue Bond Issuance

On January 27, 2026, we entered into a loan agreement with the Inter-American Investment Corporation, consisting of (i) a senior unsecured loan in an aggregate principal amount of US$150.0 million, issued in a single tranche and maturing in 2038 (the “Term Loan A”), and (ii) a blue unsecured loan in an aggregate principal amount of US$1,350.0 million, issued in two tranches maturing in 2031 and 2036, respectively (the “Term Loan B” and, together with the Term Loan A, the “Loans”).

The Term Loan B serves as the underlying asset for the issuance of two series of blue senior secured notes by Nova Securitisation S.À.R.L, including a US$850.0 million in aggregate principal amount of 5.750% blue senior secured notes due 2031, and a US$500.0 million in aggregate principal amount of 6.500% blue senior secured notes due 2036 (“Blue Bonds”). The Blue Bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange. The Blue Bonds were offered solely to qualified institutional buyers in the United States under Rule 144A and to eligible purchasers in other jurisdictions (excluding Brazil and the U.S.) under Regulation S of the U.S. Securities Act of 1933, as amended. The offering and sale of the Blue Bond were completed on February 3, 2026.

We intend to use the net proceeds from the Loans and the Blue Bonds for projects supporting our universalization targets for basic sanitation in the Brazilian state of São Paulo, including construction and upgrading of sewage treatment facilities and expansion of collection systems.

Offering and Sale of Debentures

On February 10, 2026, we completed our 38th issuance of simple, non-convertible, unsecured debentures, with an aggregate principal amount of R$6,292.1 million, in five series, including: (i) a first series with an aggregate principal amount of R$1,635.7 million, bearing interest at the IPCA index plus 6.2907% p.a., maturing in February 2036; (ii) a second series with an aggregate principal amount of R$1,364.7 million, bearing interest at the IPCA index plus 6.3507% p.a., maturing in February 2038; (iii) a third series with an aggregate principal amount of R$1,291.7 million, bearing interest at the IPCA index plus 6.2467% p.a., maturing in February 2041; (iv) a fourth series with an aggregate principal amount of R$1,000.0 million, bearing interest at CDI index plus a spread of 0.64% p.a.; and (v) a fifth series with an aggregate principal amount of R$1,000.0 million, bearing interest at CDI index plus a spread of 0.72% p.p.

These debentures were offered and sold in Brazil exclusively to professional investors (investidores profissionais), as defined under applicable CVM regulations. We intend to use the net proceeds from this offering and sale of debentures for investments related to the universalization and working capital.

EMAE Acquisition

On October 4, 2025, we entered into certain share purchase agreements, whereby we agreed to purchase:

(i)	74.9% of the common shares of Phoenix Água e Energia S.A. of EMAE – Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), held by Vórtx Distribuidora de Títulos e Valores Mobiliários, Ltda., in its capacity as trustee (agente fiduciário) for the holders of certain debentures, subject to certain conditions precedents (“EMAE Control Acquisition”); and
(ii)	66.8% of the preferred shares of EMAE, held by Centrais Elétricas Brasileiras S.A. – Eletrobrás (“Eletrobrás”), subject to certain conditions precedent (“EMAE Preferred Shares Acquisition” and, together with the EMAE Control Acquisition, the “EMAE Acquisition”).

On January 21, 2026, we completed the EMAE Control Acquisition at a price of R$62.00 per common share, for an aggregate purchase price of R$682.6 million, thereby becoming the controlling shareholder of EMAE. As a result, on February 2, 2026, we filed with the CVM a request for registration of a mandatory tender offer (oferta pública de aquisição de ações) to acquire up to all free float common shares of EMAE, at a price of 49.47 per common share (subject to adjustments based on the Selic rate). ("Tender Offer for the Sale of Control")

In addition, on January 28, 2026, we completed the EMAE Preferred Shares Acquisition, at a price per preferred share of R$32.07, totaling an aggregate amount of R$476.5 million, and became holders of 70.1% of the total share capital of EMAE.

In addition, on March 12, 2026, we entered into certain quota purchase and sale agreement with África Fundo de Investimento Multimercado Responsabilidade Limitada for the acquisition of 100% of the quotas of Oceania Fundo de Investimento em Ações (“Oceania”), for a total purchase price of R$171.6 million, paid in cash on March 13, 2026.

As of the date of this annual report, we hold 79,31% of EMAE's the total share capital and 98.04% of its voting share capital, including the stake in the Oceania acquired on March 12, 2026 as mentioned above.

As a result of the increased ownership due the acquisition of the quotas of Oceania, Sabesp requested, on April 24, 2026, CVM approval for the unification of the Tender Offer for the Sale of Control with an tender offer for increase of shareholding (collectively, the “Unified Tender Offer”) to acquire up to all free float common shares of EMAE, at a price of R$61.83 per common share (subject to adjustments based on the Selic rate).

EMAE Acquisition represents a strategic milestone for us, delivering benefits on two complementary fronts:

•	Water security. The integration of the Guarapiranga and Billings systems will provide greater flexibility in water resource management within the São Paulo Metropolitan Region, enhancing water supply security and enabling multiple uses of these water sources; and
•	Power Assets. EMAE’s portfolio of power generation assets is supported by long-term, inflation-indexed revenue contracts, providing stable cash flows and contributing to financial stability and sustainable value creation.

Potential Merger of Shares of EMAE

On April 24, 2026, we announced that our and EMAE's respective managements are evaluating the feasibility of a merger of shares of EMAE, pursuant to Article 252 of Brazilian Corporate Law (the “Share Merger”). The feasibility study for the Share Merger includes an analysis of the authorizations, conditions and procedures required for its implementation, as well as the establishment of independent committees to negotiate the share exchange ratio, in accordance with the guidance set out in CVM Guidance Opinion No. 35/2008. If the Share Merger is approved by the management bodies and shareholders of both companies, EMAE will be converted into our wholly owned subsidiary and EMAE’s shareholders will receive shares issued by us in exchange, in accordance with the share exchange ratio to be negotiated by the independent committees. The proposed Share Merger is intended to simplify and optimize the corporate structure of the companies by consolidating their shareholder bases into a single company and reducing operational costs.

Acquisition of Sanessol

On January 27, 2026, we entered into certain share purchase agreement with Iguá for the acquisition of common shares representing 90% of the capital stock of Saneamento de Mirassol – Sanessol S.A. (“Sanessol”). This acquisition is aligned with our strategy to expand and consolidate our operations in the sanitation sector in Brazil, consistent with our focus on the provision of public water supply and sewage services. The closing of the transaction is subject to the satisfaction of conditions precedent that are customary for this type of transaction.

Sanessol’s corporate purpose is the provision of public water and sewage services, and it is the holder of the concession agreement for the operation of the public water supply and sewage services in the municipality of Mirassol, in the State of São Paulo, serving a population of approximately 65,000 inhabitants.

Capital Increase

On March 16, 2026, our Board of Directors approved an increase in our share capital within the authorized capital limit, by capitalizing profit reserves in the amount of R$169.2 million, through the issuance of 1,132,937 new registered, book-entry common shares with no par value. These new shares were allocated to shareholders of record as of the close of business on March 19, 2026, at a ratio of 0.00160980322 new common shares for each common share held.

Prior to this capital increase, our share capital amounted to R$21.2 billion. As a result of the approved transaction, our share capital increased to R$21.4 billion, currently divided into 704,906,805 common shares and one special class preferred share.

Approval of Our Share Split

On April 28, 2026, our shareholders approved the split all of our outstanding common shares at a ratio of 1:5, so that each one common share will be represented by five common shares, without any change to our share capital (the “Share Split”). The Share Split will not affect our ADR program or the ratio between our ADRs and our common shares. However, following the Share Split, each one ADR will be represented by five ADRs. The Share Split will not result in any change to our shareholders’ proportional ownership interests in our share capital. The common shares resulting from the Share Split will grant their holders the same rights currently attributed to our existing common shares, including with respect to the receipt of dividends, interest on equity and any other distributions that may be approved by us. The implementation of our Share Split is expected to occur on or about May 4, 2026. As a result of the Share Split, the weighted average number of shares considered for the calculation of basic and diluted earning per share presented in our 2025 Consolidated Financial Statements was retrospectively adjusted for all periods presented therein, in accordance with IAS 33. For additional information, see Note 33 to the 2025 Consolidated Financial Statements included elsewhere in this annual report.

Our Strategy

Our strategy is to provide people a better future by delivering essential services with excellence and a firm commitment to public health and the environment. Our aspiration is to become a global leader in basic sanitation, driving a more sustainable society and generating robust, long-lasting value for our shareholders.

To achieve this aspiration, we have defined the following strategic priorities:

•          Universalization under the new concession agreement for URAE-1

•          Customer satisfaction

•          Stakeholder engagement and support

•          Water resource sustainability and product quality

•          Community sustainability

•          Innovation and digital transformation

•          Business efficiency

•          Excellence in regulatory management

•          Employee development

•          New business development

These strategic priorities define the avenues through which we execute our corporate strategy, guiding resource allocation, capability building, and operating discipline to deliver sustainable value for society and our shareholders.

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

Statutory Executive Officers:

•          Chief Executive Officer;

•          Chief Financial and Investor Relations Officer;

•          Chief Engineering Officer;

•          Chief Operation and Maintenance Officer;

•          Chief Customer and Technology Officer;

•          Chief Regulation and Power Procurement Officer; and

•          Chief Legal Officer.

Non-statutory Executive Officers:

•          Chief People Officer;

•          Chief Corporate Services Officer;

•          Chief Institutional Relations and Sustainability Officer; and

•          Chief New Business and Projects Officer.

Capital Expenditure Program

Our capital expenditure program aims to enhance and expand our water and sewage system, striving for universal sanitation services in the municipalities we operate. It focuses on ensuring water security, meeting the increased demand for treated water in the State of São Paulo, improving operating efficiency and reducing environmental impacts. To achieve this, our investment plan is structured around four pillars:

•	Expansion Capital Expenditures: focused on meeting the goals of universalization of water supply, sewage and sewage treatment.
•	Renewal Capital Expenditures: intended for the maintenance of our existing assets.

•	Operational Efficiency Capital Expenditures: aimed at increasing efficiency, automation and reducing water losses.
•	Indirect Capital Expenditures: directed to administrative investments and to support our infrastructure.

As of the date of this annual report, we anticipate investments of approximately R$70 billion from 2024 to 2029, financed by own resources, loans, and long-term financing. We invested R$15.2 billion, R$6.9 billion and R$6.3 billion in the years ended December 31, 2025, 2024 and 2023, respectively.

The following table presents the number of incremental connections achieved in 2025, as well as the targets established for 2026, relating to water coverage, sewage coverage, and sewage treatment.

Incremental Connections	2024-2025 (in units)	2026 (in units)
Water coverage	435,844	860,860
Sewage coverage	588,427	1,122,272
Sewage treatment	1,027,620	2,121,043

Our capital expenditure program from 2025 through 2029 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water losses in the 375 municipalities we served as of December 31, 2025.

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

Automation

Digitalization and modernization of our operating systems in order to increase our efficiency and reduce costs. Our actions include using telemetry, smart sensors, remote control of pumping stations and implementation of operational control centers to optimize the management of sanitary supply and sewage.

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

Our website is ri.sabesp.com.br/en. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this annual report.

B.       Business Overview

Our Operations

As of December 31, 2025, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 375 of the 645 municipalities in the State of São Paulo, including the city of São Paulo, under concession agreements, with 371 covered by URAE 1 until 2060. These 371 municipalities accounted for 99.8% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure).

Four municipalities (Miguelópolis, Quintana, Nova Guataporanga and Olímpia) continue under their pre-Privatization individual contracts. These concession agreements will expire between 2027 and 2053 and accounted for 0.2% of our gross operating revenues from sanitation services (excluding revenues relating to the construction of concession infrastructure) as of December 31, 2025.

We also supplied water and sewage treatment services on a wholesale basis to two municipalities in the São Paulo metropolitan region (Mogi das Cruzes and São Caetano do Sul). For more information on these agreements, see Note 10 to our 2025 Consolidated Financial Statements.

As of December 31, 2025, our operating revenue amounted to R$38,092.1 million and profit for the period amounted to R$8,462.1 million. Our total assets amounted to R$104,202.8 million and our total equity amounted to R$42,401.1 million. We provided water services to approximately 29.9 million people, and sewage services to approximately 27.0 million people in the State of São Paulo.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts.”

Description of Our Activities

Our corporate purpose is to provide basic sanitation services aimed at achieving the universalization of basic sanitation in the State of São Paulo. Our primary activities include water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, and solid waste management services. Our related activities include the planning, operation, and maintenance of systems for the production, storage, conservation and commercialization of energy, as well as the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.

Additionally, at the General Shareholders’ Meeting held on April 29, 2025, our shareholders approved an amendment to our bylaws to include the generation of electricity for self-consumption, with the option to sell any surplus. This amendment is intended to enhance the efficiency of our basic sanitation services and optimize the use of our assets. For more information, see “—Government Regulations Applicable to Our Contracts—ARSESP.”

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves water extraction from various sources, subsequent treatment and distribution to our customers’ premises. For the year ended December 31, 2025, we produced approximately 3,227.3 million cubic meters of water.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	(in millions of cubic meters)
Produced:
Total	3,227.3	3,086.3	2,985.2
Invoiced:
Residential	1,968.1	1,970.7	1,918.0
Commercial	195.5	191.3	189.2
Industrial	34.2	36.3	35.4
Public	55.2	51.1	47.1
Total Retail	2,253.0	2,249.7	2,189.7
Wholesale (1)	34.9	49.5	46.5
Total	2,287.9	2,299.3	2,236.2
(1)	Wholesale includes volumes of reuse water and non-domestic sewage.

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

Water Resources

Our water withdrawals are limited to authorized volumes by SP Águas, with federal approval from the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico - ANA) required for basins crossing state lines. We primarily source our water supply from rivers and reservoirs, with a small portion from groundwater. Our reservoirs are filled by impounding and/or diverting river flows. For more information on water usage regulation, see “—Environmental Matters—Water Usage.”

As of December 31, 2025, we operated eleven water systems in the São Paulo metropolitan region. The total capacity of the water sources available for treatment in this area is 1.945 million m3. The average monthly production was 70.7 m3/s, with the Cantareira, Guarapiranga and Alto Tietê systems providing approximately 80% of the water distributed. The Cantareira system alone supplied 41.2% of region’s water. For more information, see “Item 3.D. Risk Factors—Risks Relating to Environmental Matters and Physical and Climate Transition Risks— Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources. We are represented by our employees in all River Basin Committees in the State of São Paulo.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Year ended December 31,
	2025	2024	2023
	(in cubic meters per second)
Water production system:
Cantareira	29.1	28.7	26.5
Guarapiranga	13.4	12.4	13.1
Alto Tietê	12.6	12.9	12.4
Rio Claro	3.3	4.7	3.5
Rio Grande (Billings reservoir)	5.1	3.0	4.6
Alto Cotia	1.0	1.0	1.0
Ribeirão da Estiva	0.0	0.1	0.1
São Lourenço	5.2	4.0	3.3
Cabuçu and Tanque Grande (Guarulhos)	0.2	0.3	0.3
Embú-Guaçu	0.1	0.1	-
Total	70.7	67.2	64.8

Water Treatment

As of the date of this annual report, we operate 214 water treatment facilities and 690 simplified water treatment facilities, where all water is treated before being distributed by our water supply network. The type of treatment used depends on the nature of the source and quality of the untreated water. For example, water abstracted from rivers requires more treatment than water withdrawn from groundwater sources. All of the water we treat receives fluoridation.

Water Distribution

We distribute water through our networks of water pipes and water transmission lines. Storage tanks and pumping stations regulate the volume of water flowing through the networks in order to maintain adequate pressure and continuous water supply.

The following table sets forth the number of connections in our network as of the dates indicated:

	As of December 31,
	2025	2024	2023
Number of connections (in thousands)(1)	10,624	10,455	10,286
(1)	Includes the connections from URAE-1, Miguelópolis, Nova Guataporanga, Quintana, and Olímpia.

Water Loss

Water loss is calculated as the difference between the volume of water produced and the volume of water measured by the water meters installed in our customers’ properties. Water losses are divided into: apparent (non-physical) losses, which result mainly from inaccurate water meters, fraud and registration errors, and real (physical) water losses, resulting from leaks in the distribution network and overflows in tanks.

We exclude from the calculations of water loss: (i) water discharged for periodic maintenance of water distribution lines and cleaning of water storage tanks; (ii) water supplied for municipal uses, such as fighting fires; and (iii) estimated water loss related to the supply of water to urban areas occupied by low-income populations in irregular areas (favelas).

Water loss decreased from 34.6% as of December 31, 2012 to 30.5% as of December 31, 2025, as measured by the total distribution losses index (Índice de Perdas na Distribuição, or IPM).

In respect of the Concession Agreement for URAE-1, we have met the water loss reduction targets established for 323 municipalities for 2025, as set out in Annex II of the Concession Agreement for URAE-1.

Water Quality

We believe that we supply high quality treated water that is consistent with the standards set by Brazilian law, which establishes water quality standards (Annex XX of Consolidation Ordinance No. 5 - amended by Ordinance No. 888 of May 2021), requiring us to comply with significant regulatory obligations.

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage. We installed 197.3 thousand, 191.4 thousand and 226.5 thousand new sewage connections in the years ended December 31, 2025, 2024 and 2023, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage. The following table sets forth the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2025	2024	2023
Sewage connections (in thousands)	9,160	8,932	8,776

Our sewage system is generally designed to operate by gravitational flow, with pumping stations used where necessary, employing cast iron sewage lines.

The public sewage system is designed to handle both household and portion non-domestic effluents (such as industrial sewage) which require compliance with specific legal standards to protect the sewage collection and treatment systems, the health and safety of operators and the environment. Non-domestic effluents must meet standards set by State Decree No. 8,468/1976, and may require pretreatment. We conduct acceptance studies to ensure compliance and capacity before permitting discharge, formalizing conditions in agreements with effluent producer. Non-compliance can result in penalties, with CETESB notified for severe breaches.

Effluents from our treatment facilities must comply with limitation guidelines for discharge into receiving water bodies, ensuring water quality is not compromised, as established by State Law No. 997/1976 regulated by State Decree No. 8,468/1976 and the National Environmental Council (Conselho Nacional de Meio Ambiente – “CONAMA”) Resolution No. 357/2005, as amended by CONAMA Resolution No. 430/2011 which establishes conditions and standards for effluent discharge.

Sewage Treatment and Disposal

As of December 31, 2025, we operate 641 sewage treatment facilities, including eight ocean outfalls, with an installed capacity of approximately 61.4 cubic meters of sewage per second.

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

We are exploring innovative technological sludge disposal methods. Since 2018, we have produced an agricultural organic fertilizer, Sabesfértil, made by bio-drying sewage sludge, and which was approved for sale by the Ministry of Agriculture.

Other projects include a plasma system which uses specialized technology to transform sludge into an inert solid vitreous product to be re-used in construction work, and a sludge dryer that uses sunlight and automated processes.

In 2025, we conducted operational tests with a pilot thermal sludge treatment plant using pyrolysis to evaluate byproducts such as biochar, pyrolytic oil and syngas.

We are implementing a thermal sludge drying system that uses indirect dryers fed exclusively with biogas generated at the wastewater treatment plant itself. The aim is to convert the sludge into material for agricultural input, reducing the need for final disposal and contributing to the circular economy and the value add of by-products.

Sludge disposal must comply with State and Federal law requirements. In the State of São Paulo, CETESB has reissued the technical standard P4,230, second edition, of May 2021, which addresses the “application of sludge from biological treatment systems of sanitary liquid effluents in soil – guidelines and criteria for the project and operation.” This allows sludge use for soil recovery, creating new opportunities in the countryside of the State of São Paulo.

Principal Markets in Which We Operate

We provide water and sewage services directly to a large number of residential, commercial and industrial consumers, as well as to a variety of public entities.

Our Concession Agreements

The Concession Agreement for URAE-1

The Concession Agreement for URAE-1 provides for significant changes to our economic-regulatory model. Under the Concession Agreement for URAE-1 we provide services for water and sewage to 371 municipalities in the state of São Paulo. The Concession Agreement for URAE-1 also provides for specific targets such as the Universalization Target. Under the Concession Agreement for URAE-1, the tariff adjustment index (Índice de Reajuste Tarifário - IRT) also provides for significant changes to our Tariff Structure, as defined below. We cannot guarantee that these changes will not have a significant financial impact on us. The main provisions of the Concession Agreement for URAE-1 are as follows:

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

As of the date of this annual report, we are a party to (i) the Concession Agreement for URAE-1; and (ii) four individual contracts entered into with the municipalities of Miguelópolis, Nova Guataporanga, Quintana, which chose not to join the Concession Agreement for URAE-1, and Olímpia.

Competition

Competition primarily arises through mandatory public tenders for new or renewed sanitation concessions under Brazil’s updated legal framework (Law No. 14,026/2020), which intensified bidding between state-owned and private operators. Within URAE-1, we serve 371 municipalities under a regional concession; outside that perimeter or in non-adherent municipalities, tenders may occur and we may face competitors or decide to bid ourselves, including beyond State of São Paulo.

Additionally, we may participate in competition for other concessions for the provision of water and sewage services in municipalities, metropolitan regions, microregions and regional units outside of the State of São Paulo.

Use of Alternative Water Sources

In recent years, we have experienced an increasing level of use of alternative sources, including residential condominiums and non-residential, industrial customers. One reason for the use of alternative water sources is because some users require water with different technical specifications than the water made available to the public.

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

Billing Procedures

The billing and payment procedure for our water and sewage services is largely the same for all customer categories.

Under the current tariff structure, water and sewage bills are based on water consumption determined by monthly meter readings. Sewage charges are included in the water bill and are based on the water meter reading.

Meter readings for billing purposes are taken by our team and/or third parties using a mobile application, with simultaneous printing and delivery of the bill to the customer or, if the customer prefers, the bill can be sent digitally (by email, for example) or by mail to an address of the customer’s choice.

Water and sewage bills can be paid online, via PIX (Brazil’s instant payment system), through banking correspondents, or by debit or credit card. Customers must pay their water and sewage bills by the due date to avoid late payment fees and interest. Customers with unpaid bills are subject to administrative collection procedures, water supply disconnection, and legal collection proceedings.

The improvement of our collections process was one of the principal drivers of increased EBITDA and cash generation in 2025. We more than tripled the volume of cutoff and collection orders, with all teams equipped with POS (Point of Sale) terminals, enabling customers to make payments on-site to avoid water supply disconnection.

We believe we were the first utility in the world to implement payment via WhatsApp using PIX and credit card, including installment payments, and we believe we were the first company in Brazil to implement Automatic PIX (Brazil’s automatic recurring instant payment feature), reflecting our commitment to innovation in the adoption of technology. Furthermore, we intensified the reporting of defaulting customers to credit bureaus, the negotiation of debts with large debtors, and the holding of Debt Negotiation Fairs (“Large credit campaigns”).

With these initiatives, we increased our collection rate from 98.1% to 101.7% (a collection rate exceeding 100% reflects the recovery of amounts billed in prior periods), resulting in an increase in cash of approximately R$900 million in 2025, and a reduction in our allowance for doubtful accounts (PECLD) of approximately R$450 million, with a corresponding positive impact on EBITDA.

With respect to commercial losses (water fraud, theft, and underreporting of sewage), we launched a Commercial Loss Reduction Program in 2025 to decrease losses through strategies that ensure operational efficiency and financial effectiveness. The actions prioritize optimizing the selection of targets for inspections, increasing revenue, and promptly regularizing losses that impact billing. In 2025, we centralized the administrative activities of the process, promoting standardization and strengthening management:

•	In 2025, approximately 52,559 irregularities were identified, more than double the number identified in 2024, with approximately the same number of inspections (approximately 212,000), demonstrating greater productivity and operational effectiveness.
•	This resulted in a significant improvement in our accuracy rate, increasing from 12% in 2024 to 25% in 2025, more than doubling our fraud detection accuracy rate.

In addition to identifying more irregularities, we increased our efficiency in revenue recovery, reaching R$75 million in 2025, approximately five times the amount recovered in 2024, reinforcing the economic impact of our anti-fraud actions.

Our digital transformation is underway, with several initiatives in progress, including the Electronic TOI (Irregularity Report) and the robotic automation of irregularity calculations through the implementation of RPA (Robotic Process Automation), resulting in approximately 9,000 calculations completed and R$19.5 million recovered within two months of implementation.

In 2025, we commenced the modernization of our metering infrastructure, a program that will deploy approximately 4.4 million ultrasonic meters with NB-IoT telecommunications and embedded shut-off valves by 2029. We believe this will make our AMI project the largest Smart Water Metering initiative in the world, promoting operational efficiency, reducing losses and unpaid debts, and empowering our customers to actively manage their water consumption. This solution was developed based on extensive international benchmarking and reflects global best practices in smart water metering.

Additionally, we replaced approximately 1.5 million obsolete meters in customer. In aggregate, we estimate that these metering initiatives will generate a net present value (NPV) of over R$8 billion, with an internal rate of return (IRR) ranging between 39% and 52%.

Customer Relationship

In 2025, customer relationship management maintained its position as a central pillar of our strategy, supporting organizational, digital, and process transformation. The initiatives developed throughout the year focused on making service more agile, expanding access to services, and ensuring increasingly positive interactions with customers, in compliance with the regulations applicable to the basic sanitation sector in the State of São Paulo.

Our customer relationship strategy is structured around an integrated approach combining technological modernization, service process redesign, and evolution of management models. Throughout 2025, we worked to reduce barriers in the customer journey, increase the transparency of interactions, and offer faster and more predictable responses, with the goal of strengthening trust and the efficiency of the services provided.

We advanced in the digitalization of our relationship channels through the integration of platforms and the expansion of our omnichannel model. Digital channels now play a significant role in transactional service and customer communications, enabling access to information, service requests, demand tracking, and digital payment processing, including via PIX (Brazil’s instant payment system) and credit cards.

This process included the modernization of our customer relationship management (CRM) systems through the gradual implementation of the Salesforce platform, as well as the redesign of critical customer journeys and the expansion of functionalities available on digital channels, contributing to the standardization of service and the simplification of processes.

We have also expanded the use of automated channels and artificial intelligence-based solutions, including IBM Watson-powered Interactive Voice Response (IVR) systems in our telephone service operations, with the aim of increasing service capacity, reducing average response time, and redirecting human resources to more complex demands. These solutions support the resolution of recurring requests and guide customers throughout the service process, contributing to the efficiency of our channels and reducing demand for in-person and telephone support.

Our omnichannel strategy was complemented by the continuous evolution of our mobile application and virtual agency, which consolidated functionalities previously distributed across different channels. In face-to-face and field service, we adopted technological solutions aimed at expanding payment options, with the goal of facilitating debt settlement and reducing operational barriers in customers’ financial interactions with us.

In 2025, our customer satisfaction survey, conducted by GRM Pesquisa de Mercado, indicated a satisfaction rate of 82%, compared to 83% for the year ended December 31, 2024. Our net promoter score, which measures customer loyalty and likelihood to recommend our services, was 47 for 2025, compared to 44 for 2024. The results of these indicators are used as inputs for the continuous improvement of our customer relationship policies and processes.

The strengthening of customer relationships is linked to our pursuit of operational efficiency and long-term financial sustainability. The integration of technology, processes, and business areas contributes to improved productivity and collection processes, while supporting our long-term objectives related to the adequate, continuous, and universal provision of services.

Contract URAE-1

Tariffs

Tariffs are our main form of remuneration for the services we provide under the Concession Agreement for URAE-1.

Under the Concession Agreement for URAE-1, the tariffs aim to remunerate the investment effectively made and incorporated into the concession’s asset base. There are two tariffs: the application tariff, which is what the user actually pays, and the equilibrium tariff, which is owed to us. Any difference between the application tariff and the equilibrium tariff is covered by FAUSP.

Tariff adjustments for our services follow the guidelines established by regulatory standards including the Concession Agreement for URAE-1 and its schedules, especially Schedule V. These guidelines establish procedural steps and the terms for the annual adjustments, which are to be conducted by ARSESP.

The approved regulatory model adopted by ARSESP for the Concession Agreement for URAE-1 defines a maximum average tariff (P0), based on the guarantee of the economic and financial balance of the provider, such as us, in its business segment and on efficient costs projected for the tariff cycle, to encourage the provider to permanently seek to reduce its costs. Accordingly, an average tariff is established, expressed in reais per cubic meter, which reflects the economic cost of providing water and sewage services in a tariff cycle of five years. The methodology is based on a backward-looking approach, in which the equilibrium tariff is calculated by building blocks, considering costs, investments and the reference market ex-post to their realization, as observed in the reference period.

Within the scope of periodic tariff reviews, the calculation parameters for the tariff components — such as the rate of return (WACC), the X-Factor, and efficient operating costs — will be defined by ARSESP, in accordance with the criteria and methodologies set forth in Annex V – Regulatory Model, which structures all tariff-setting processes.

Further to the reviews, the tariffs under the Concession Agreement for URAE-1 are adjusted annually. The tariff adjustment procedure follows the provisions set forth in Annex V and incorporates inflation variation (IPCA price index accumulated over the past 12 months), any deductions resulting from non-compliance with universalization targets (U-Factor) and quality indicators (Q-Factor), as well as the application of an efficiency-sharing factor starting from the 3rd Tariff Cycle (the X-Factor). In addition to inflation and performance mechanisms (U-Factor and Q-Factor), during the first two tariff cycles (2024–2034), annual adjustments will also take into account the reassessment of the equilibrium tariff revenue. This reassessment is intended to update the regulatory asset base and the reference market, in accordance with the formula specified in Annex V of the Concession Agreement for URAE-1.

The adjustments cover a 12-month period, except for the first one, which covered the period between the effective date of the Concession Agreement for URAE-1 (July 23, 2024) and December 31, 2025. For all adjustments, December will be used as the base month for regulatory approval, and January 1 of the following year will be the effective date for the application of the updated tariffs, subject to the availability and publication of the official inflation indices.

Throughout 2025, the tariffs remained unchanged because the Concession Agreement for URAE-1 established that the tariff schedule set forth in Annex IV would remain fixed until December 2025. As a result, the tariff levels applied from the effectiveness of the Concession Agreement for URAE-1 in July 2024 continued unchanged for the entire 2025 calendar year.

For more information, see “Item 3.D. Risk Factors — We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results” and “Item 10.F Additional Information – C. Material Contracts — Concession Agreement for URAE-1.”

Tariff Structure

Our current tariff structure, governed by State Decree No. 41,446/1996 and by the Concession Agreement for URAE-1, is divided into residential and non-residential categories. The residential category is subdivided into standard residential, residential-social, and vulnerable residential tariffs. Social tariffs benefit low-income families, the unemployed, and collective living residences, while vulnerable tariffs support urban areas lacking urban infrastructure. In addition, the tariff structure includes an unmetered rural category, applicable to connections used exclusively in rural units whose service delivery systems differ from those of other categories; the tariff for this category is equal to the fixed charge applied to the standard residential category.

The non-residential category consists of: (i) commercial, industrial and public customers; (ii) nonprofit entities that pay 50.0% of the prevailing non-residential tariff; (iii) government entities that adhere to the Rational Use of Water Program (Programa de Uso Racional da Água – “PURA”) and pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, which start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level. The tariffs for entities described in item (iv) are equal to those offered to the nonprofit entities mentioned in item (ii) above, corresponding to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

Social Tariff Update

On August 1, 2025, ARSESP Resolution No. 1,699 established the criteria and procedures for classifying users within the Social Residential and Vulnerable Residential tariff categories and introduced the “Tarifa Social Paulista” program. Subsequently, on August 7, 2025, the Second Amendment to Concession Agreement No. 01/2024 was executed, further updating the definitions and tariff structure related to the social tariff program.

ARSESP Resolution No. 1,699/2025 and the Second Amendment to Concession Agreement No. 01/2024 did not change the eligibility criteria for the Vulnerable Residential category. However, for the Social Residential category, the resolution and the Second Amendment to Concession Agreement No. 01/2024 expanded eligibility by adding a new criterion for households registered in CadÚnico with per-capita income of up to half the minimum wage that include a person with disabilities or an elderly individual aged 65 or older receiving the federal continuous cash benefit program (Benefício de Prestação Continuada — “BPC”). In addition to the existing Social Tariff and Vulnerable Tariff, which benefit users enrolled in the Federal Government’s Single Registry (Cadastro Único), the program introduced the Social Tariff II category to expand eligibility to users who meet the following criteria: they reside in informal urban settlements (favelas); are included in a regularization program carried out by us; reside in areas characterized by social vulnerability, including informal settlements and low-income urban communities; or live in areas inhabited by indigenous peoples, traditional communities, or rural populations.

There are tariff tables with the values due for each consumption pricing range for these categories: up to 10 m³, from 11 to 20 m³, from 21 to 50 m³, and above 50 m³. The “Residential Social” and “Residential Vulnerable” categories have five consumption pricing ranges: up to 10 m³, from 11 to 20 m³, from 21 to 30 m³, from 31 to 50 m³, and above 50 m³. The amount charged is always progressive.

Large consumers and municipalities served by wholesale have separate tariff tables.

Water and Sewage Services Tariffs

Under the current tariff structure, we establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior regions of the State of São Paulo and the coastal regions, depending on whether a customer is located in the São Paulo metropolitan region or the interior of the State of São Paulo and in the coastal regions of São Paulo. Each tariff schedule incorporates regional cross-subsidies, taking into account the customer type and volume of consumption. Where tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water services, we use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are set at levels that subsidize residential customers. In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of the State of São Paulo and the coastal regions. In the years ended December 31, 2025 and 2024, the average tariff calculated for the interior of the State of São Paulo and in the coastal regions of São Paulo was approximately 20% below the average tariff of the São Paulo metropolitan region.

The following table sets forth the water tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

	As from July 23,	As from July 23,	As from May 10,	As from May 10,	As from May 10,
	2025	2024	2024	2023	2022
			(in reais)
Standard Residential:
0-10(1)	3.80	3.80	3.83	3.59	3.27
11-20	6.01	6.01	6.01	5.62	5.13
21-50	14.98	14.98	14.98	14.00	12.78
Above 50	16.50	16.50	16.50	15.43	14.08
Social:
0-10(1)	1.08	1.08	1.20	1.12	1.02
11-20	2.05	2.05	2.05	1.92	1.75
21-30	7.32	7.32	7.32	6.84	6.24
31-50	10.42	10.42	10.42	9.74	8.89
Above 50	11.51	11.51	11.51	10.77	9.83
Urban areas occupied by low-income populations in irregular areas (favelas): vulnerable social starting in 2021:
0-10(1)	0.82	0.82	0.91	0.85	0.78
11-20	1.03	1.03	1.03	0.96	0.88
21-30	3.45	3.45	3.45	3.23	2.95
31-50	10.42	10.42	10.42	9.74	8.89
Above 50	11.51	11.51	11.51	10.77	9.83
Social II:
0-10(1)	1.90	-	-	-	-
11-15	3.01	-	-	-	-
16-20	6.01	-	-	-	-
21-50	14.98	-	-	-	-
Above 50	16.50	-	-	-	-
Commercial/Industrial/Governmental:
0-10(1)	7.66	7.66	7.70	7.20	6.57
11-20	14.98	14.98	14.98	14.00	12.78
21-50	28.71	28.71	28.71	26.84	24.50
Above 50	29.90	29.90	29.90	27.96	25.52
Social Welfare Entities:
0-10(1)	3.83	3.83	3.85	3.60	3.28
11-20	7.48	7.48	7.48	6.99	6.38
21-50	14.41	14.41	14.41	13.47	12.29
Above 50	14.97	14.97	14.97	13.99	12.77
Public Entities with contract:
0-10(1)	5.74	5.74	5.77	5.39	4.92
11-20	11.22	11.22	11.22	10.48	9.57
21-50	21.59	21.59	21.59	20.18	18.42
Above 50	22.44	22.44	22.44	20.98	19.15
(1)	The minimum volume charged is ten cubic meters per month.

Sewage charges in each region are fixed and based on the same volume of water charged. In the São Paulo metropolitan region and the coastal region, the sewage tariffs are equal to the water tariffs. In the majority of the municipalities of the interior region of the State of São Paulo, sewage tariffs are approximately 20.0% lower than water tariffs. Wholesale water rates are the same for all municipalities served in the São Paulo metropolitan region. We provide sewage treatment services to those municipalities in line with the applicable contracts and tariffs. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce. Each category and class of customer pays tariffs according to the volume of water consumed. The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed. The first tranche (0–10 m³) corresponds to the minimum fee charged to our customers for the consumption of water.

Contract SABESP Olímpia S/A

Tariffs

Public Tender No. 02/2023 awarded SABESP Olímpia a 30-year concession to operate water supply and wastewater services in the Municipality of Olímpia. The concession contract was signed on October 11, 2023, and operations began on December 10, 2023.

The tariff defined in the tender process is intended to ensure the economic and financial equilibrium of the concession by covering efficient operating costs, contractual obligations, and required investments. Brazilian legislation guarantees the right to maintain such equilibrium, and the concession contract confirms that it must be preserved whenever contractual conditions are met.

The economic and financial equilibrium is determined through a discounted cash flow model that reflects the tariff revenue needed to achieve the internal rate of return accepted in the winning bid, set at 11.88%. The concession provides for both ordinary tariff reviews, conducted every five years, and extraordinary reviews, which may be triggered by events that alter the contractual risk allocation or financial conditions. In addition to these review mechanisms, the tariff and the public prices of complementary services are subject to an annual adjustment, applied every 12 months, based on the accumulated variation of the IPCA.

Regulatory Adjustments. ARES-PCJ approved a 9.52% tariff adjustment effective November 17, 2024, covering water and sewage tariffs as well as the public prices for other services, as set forth in Resolution No. 583. On October 21, 2025, ARES-PCJ approved an additional 5.17% adjustment under Resolution No. 659, corresponding to the accumulated IPCA for the period from October 2024 through September 2025. In the same proceeding, ARES-PCJ also approved a 3.27% tariff review to restore the contractual economic and financial equilibrium in light of specific imbalance events, including the implementation of the Residential Social Tariff under Federal Law No. 14,898/2024, set at 8.61%. These adjustments were compounded with the general adjustment and applied on December 4, 2025.

Tariff Structure

Under the Olímpia Concession Agreement, the tariff structure is organized into residential and non-residential categories, with separate schedules for water and sewage services. The residential category may include sub-categories aligned with social policy instruments defined by the applicable regulatory framework. The non-residential category comprises commercial, industrial, public, and mixed customers. For all categories, charges are assessed by progressive consumption blocks, and the first tranche (0–10 m³) corresponds to the minimum charge, which is billed regardless of actual water or sewage consumption. Large-volume users and specific service modalities may be subject to dedicated tariff tables, as provided for in the concession and the regulator’s rules.

Social Tariff Update. Following Federal Law No. 14,898/2024, the criteria and discounts applicable to the Residential Social Tariff in Olímpia were revised to align with the new legal framework. ARES-PCJ updated its rules accordingly, and the revised tariffs and eligibility criteria became effective in early 2025.

There are tariff tables with the values due for each consumption pricing range for these categories: up to 10 m³, from 11 to 20 m³, from 21 to 30 m³, from 31 to 50 m³, from 51 to 60 m³, from 61 to 70 m³, and above 70 m³. The "Residential Social" category has eight consumption pricing ranges: up to 10 m³, from 11 to 15 m³, from 16 to 20 m³, from 21 to 30 m³, from 31 to 50 m³, from 51 to 60 m³, from 61 to 70 m³, and above 70 m³.

The following table sets forth the water tariffs by customer category, class, and consumption range, expressed in cubic meters, applicable to the Olímpia concession during the periods shown:

Customer Category Consumption

	As from December 4, 2025	As from November 17, 2024
Standard Residential:
0-10(1)	2.53	2.33
11-20	5.09	4.69
21-30	5.16	4.75
31-50	6.40	5.89
51-60	9.24	8.51
61-70	9.37	8.63
Above 70	9.42	8.67
Social:
0-10(1)	1.27	-
11-15	2.55	-
16-20	3.82	-
21-30	5.16	-
31-50	6.40	-
51-60	9.24	-
61-70	9.37	-
Above 70	9.42	-
Commercial
0-10(1)	3.62	3.33
11-20	6.36	5.86
21-30	6.39	5.88
31-50	7.99	7.36
51-60	9.28	8.54
61-70	9.37	8.63
Above 70	9.42	8.67
Public:
0-10(1)	7.82	7.20
11-20	7.62	7.02
21-30	7.70	7.09
31-50	10.40	9.58
51-60	11.82	10.88
61-70	11.93	10.98
Above 70	12.03	11.08
Industrial:
0-10(1)	7.24	6.67
11-20	7.07	6.51
21-30	7.10	6.54
31-50	9.59	8.83
51-60	10.82	9.96
61-70	10.87	10.01
Above 70	11.01	10.14
Mixed
0-10(1)	3.08	2.83
11-20	5.73	5.28
21-30	5.78	5.32
31-50	7.20	6.63
51-60	9.28	8.54
61-70	9.37	8.63
Above 70	9.42	8.67
(1)	The minimum volume charged is ten cubic meters per month.

The sewage tariff is equal to 80% of the applicable water tariff. The first tranche (0–10 m³) reflects the minimum charge, assessed independently of the customer’s actual water or sewage consumption.

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulations.

From a federal regulatory perspective, the current legal framework for basic sanitation (Federal Law No. 14,026/2020) granted the National Water and Basic Sanitation Agency (ANA) the authority to issue reference standards for how subnational regulatory agencies should regulate the sector.

These reference standards cover, among other topics: (i) quality and efficiency standards for the services provided, including the maintenance and operation of basic sanitation systems; (ii) tariff regulation; (iii) standardization of contractual instruments for basic sanitation concessions; (iv) targets for the universalization of services; (v) criteria for regulatory accounting; (vi) progressive reduction and control of water losses; (vii) methodologies for calculating indemnities for investments not yet amortized or depreciated; (viii) governance standards for regulatory entities; (ix) rules regarding the reuse of treated effluents; (x) parameters for determining the termination of service provision; (xi) standards relating to the transition from unitary sewage systems to separate systems; (xii) systems to assess targets for the expansion and universalization of service coverage; and (xiii) minimum standards for full service provision and economic and financial sustainability.

Key reference standards issued by ANA to date include: (i) Reference Standards Nos. 03/2023 and 01/2024, which set the methodology for indemnifying unamortized or depreciated investments; (ii) Reference Standard No. 05/2024, which introduces a risk matrix for public water supply and sanitation contracts; (iii) Reference Standards Nos. 06/2024 and 13/2025, which regulate tariff models for water supply and sewage services; (iv) Reference Standard No. 09/2024, which sets operational indicators; (v) Reference Standard No. 11/2024, which standardizes water supply and sewage services across subnational regulatory entities; (vi) Reference Standard No. 13/2025, which establishes the tariff structure and social tariff for water supply and sewage services; and (vii) Reference Standard No. 15/2025, which sets forth guidelines for the progressive reduction of losses in water supply systems.

Although ANA’s reference standards are not legally binding on subnational regulatory agencies, compliance is incentivized by their being a condition for access to federal financing and public funds. As a result, any delay in the issuance, adoption, or interpretation of such standards, or inconsistencies in their implementation by subnational regulators, may adversely affect the regulatory environment applicable to our operations.

From a state regulatory perspective, the São Paulo State Public Services Regulatory Agency (ARSESP) is the authority responsible for regulating and overseeing public water supply and sewage services related to the Concession Agreement for URAE-1. ARSESP’s responsibilities include: (i) setting and adjusting applicable tariffs; (ii) establishing technical standards, recommendations, and procedures for service provision; (iii) defining criteria, indicators, formulas, quality standards, and performance parameters; and (iv) monitoring service performance and applying sanctions. ARSESP charges a regulatory oversight fee of 0.50% of the revenues directly derived from the services it regulates, net of applicable taxes.

ARSESP Resolution No. 1,635/2025 established the regulatory agenda for 2025 and 2026, which includes: (i) updating the methodology for certification and validation of regulatory assets; (ii) updating the methodology for annual certification of investments in the sanitation sector; (iii) updating the definitions for charging customers with public network availability of water and sewage services who are not connected to the system; (iv) updating the quality indicator for pavement replacements in accordance with applicable municipal laws; (v) proposing alternative solutions adapted to local conditions, including informal and rural areas; and (vi) updating and standardizing the methodology for sharing efficiency gains (Factor X) for regulated gas pipeline and basic sanitation companies.

Changes in ARSESP’s regulatory approach may affect certain aspects of our operations or require adjustments to our processes or investments. Although these regulatory activities are part of the ordinary course of the sector and we maintain ongoing engagement with the regulator, certain decisions may influence our operating costs, timelines, or expected returns under our concession agreements.

From a local regulatory perspective, municipalities are responsible for addressing matters of local interest, such as zoning within their territories and any conditions that may apply to our operations. In municipalities where services are provided outside a regionalized framework — such as in Olímpia — the municipality is responsible for delegating regulatory and oversight authority to a designated entity or exercising such powers directly through its own administrative body.

Under the Concession Agreement for URAE-1, we are entitled to seek the restoration of the economic and financial equilibrium of the concession for impacts arising from the creation, repeal, or revision of rules issued by ANA, the granting authority, ARSESP, the State, or the municipalities, to the extent such rules affect our concession activities. The restoration of such equilibrium must preferably be addressed through periodic tariff reviews; however, regulatory changes that materially affect our solvency or liquidity may be addressed through extraordinary tariff reviews. For more information, see “Item 3.D. Risk Factors—We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.”

Agreements with Municipalities and Metropolitan Regions

In metropolitan regions, conurbations and microregions, the authority for public water and sewage systems is shared between states and municipalities. For other municipalities, the primary responsibility rests with the municipality itself.

ARSESP

ARSESP regulates, controls and supervises piped gas and basic sanitation services in São Paulo. It oversees state-owned services and those delegated to the state, including tariff regulation, while respecting municipal competencies. ARSESP charges a fee of 0.50% of the revenue directly obtained with the service provision it regulates, less taxes levied on it.

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

Following our Privatization, ARSESP Resolution No. 1635/2025 established the regulatory agenda for 2025 and 2026, which includes:

•	Updating the methodology for certification and validation of regulatory assets;
•	Updating the methodology for annual certification of investments in the Sanitation sector;
•	Updating the definitions for charging clients with public network availability of water and sewage services who are not connected to the system;
•	Updating the quality indicator of pavement replacements according to municipal laws;
•	Proposing alternative solutions adapted to the local reality, individual or collective, including informal and rural areas; and
•	Updating and standardizing the methodology of the sharing of efficiency gains (Factor X) for regulated gas pipeline and basic sanitation companies.

Marketing Channels

As of December 31, 2025, we were the concessionaire responsible for providing water supply and sewage collection, treatment, and disposal services directly to end consumers in 375 municipalities in the State of São Paulo. For more information on our marketing channels targeted at individual customers, see “Item 4.B Business Overview—Customer Relationship.”

We also supplied water and sewage services on a wholesale basis to two municipalities in the São Paulo metropolitan region. These municipalities are responsible for distributing the water to end consumers. Due to the structure of our distribution network, end consumers in areas served on a wholesale basis cannot obtain water services directly from us. For more information regarding our service concessions, see “Item 4.B Business Overview—Water Operations.”

For more information on our marketing channels aimed at municipalities, see “Item 4.B Business Overview—Competition — Competition for New Municipalities.”

Power Consumption

Power is essential to our operations and, as a result, we are one of the largest users of energy in the State of São Paulo. In the year ended December 31, 2025, we used 3.259 GWh. Any significant disruption of energy supply could have a material adverse effect on our business, financial condition, results of operations, or prospects. Energy prices have a significant impact on our results of operations. For the year ended December 31, 2025, we purchased approximately 76.0% of our total energy consumption in the independent energy contracting market (Ambiente de Contratação Livre or Mercado Livre de Energia, or “ACL”) where we can more efficiently negotiate the supply of energy because we can take advantage of market opportunities; and the remainder of our energy consumption comes from the regulated energy contracting market (Ambiente de Contratação Regulado or Mercado Cativo, or “ACR”), where energy is priced through tariffs set by the National Electric Energy Agency (Agência Nacional de Energia Elétrica, or “ANEEL”).

In 2019, we began structuring a distributed power generation program (Programa de Geração Distribuída - Energia Fotovoltaica) focused on solar energy. The program estimates that until the end of 2027, we will have a power generation capacity of around 60 MW, with a daily average output of 28 MWh, corresponding to about 4% of our total energy consumption (based on energy consumed during 2025). By 2025, we had installed 36 photovoltaic power generation plants, with a power generation capacity of 50 MW. The credits obtained as part of this distributed generation were used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 55% of our low-voltage energy consumption is supplied by renewable energy. The total investment contemplated by this program is approximately R$320.0 million, with an estimated payback period of seven to eight years.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third-party liabilities. We also maintain insurance coverage for directors’ and officers’ liability (“D&O Insurance”). We currently obtain our insurance policies via Requests for Proposals (“RFPs”) involving major global insurance companies that operate in Brazil. For the year ended December 31, 2025, we paid R$162.2 million in premiums, of which R$9.4 million related to our D&O Insurance policy. Our insurance policies covered R$126.6 billion in assets and third-party liabilities, including coverage of R$210.0 million under our D&O Insurance policy, as well as Engineering Risk Insurance, Operational Risk Insurance, Environmental Risk Insurance, and General Liability Insurance. We do not have insurance coverage for business interruption risk because we believe that the low risk of significant interruption to our activities does not justify the high premiums for such insurance. We believe that we maintain customary insurance levels for our type of business in Brazil. For further information, see “Item 3.D. Risk Factors — Risks Relating to the Regulatory Environment — Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.”

Intellectual Property

Trademarks and copyrights

We have secured registration of our trademark (“Sabesp”) in its nominative form in Class 37 (i.e., energy, water, gas and sewage distribution and control services) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial - “INPI”). In addition, we have registered other trademarks with the INPI.

We have also registered figurative trademarks for twelve characters and have secured copyright registration for the character “Sani” with the School of Fine Arts of the Federal University of Rio de Janeiro (Escola de Belas Artes da Universidade Federal do Rio de Janeiro - UFRJ).

Of the trademark applications we have filed with the INPI, only one remains pending final decision and registration.

Patents

We have seven patents granted by the INPI: (i) a device for the removal of supernatants during the sewage treatment process, (ii) a rotary device used to clean water reservoirs transported by trucks with high-pressure hydro-jetting systems, (iii) a bubble removal system, autonomous micro-laboratory, and use of an autonomous micro-laboratory to monitor water quality, together with USP, (iv) a chemical composition sensor, its fabrication process and its use to measure pH in microfluid systems, together with USP, (v) water leakage detection equipment: method and simulation bench for leakage in lines, together with FAPESP and UNESP, (vi) a device for the installation of water meters; and (vii) a modular system for the treatment of sanitary sludge and the process using this system.

We have filed patent applications for additional devices and inventions, some of which have been jointly filed with certain Brazilian universities pursuant to our cooperation agreements with these institutions. We currently have nine patent applications pending before the INPI.

In addition to these Brazilian patent applications, we also filed two international patent applications under the Patent Cooperation Treaty (“PCT”), designating the European Patent Office. In 2025, we obtained a European patent entitled “Method and System for Analyzing and Providing a Quality Index for a Noise Correlator” for water leakage detection equipment, filed jointly with FAPESP and UNESP. We currently have one patent application pending under the PCT system.

For more information on our cooperation agreements with Brazilian universities and FAPESP, see “Item 5. Operating and Financial Review and Prospects —C. Research and Development, Patents and Licenses, etc. —Research and innovation.”

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software use. We have acquired temporary the software licenses for the use of third-party software, through contracts and/or other legally valid instruments, which are required for all of our workstations.

We have also developed 28 computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management for the management and control of the water treatment process and Electric energy management system.

We have also registered the proprietary computer programs at the INPI.

Domain Names

We own the domain names listed below, which have been registered with the relevant entity in Brazil, Registro.br:

•          www.sabesp.com.br;

•          www.revistadae.com.br;

•          Sabesp2via.net; and

•          www.clubinhosabesp.com.br.

Environmental Matters

Given the multidisciplinary nature of sanitation services, in addition to developing a corporate climate strategy, we undertake several initiatives aimed at preserving the environment. Our current corporate strategy places sustainability at the core of our business, and our environmental initiatives have gained momentum, reflecting our commitment to proactively addressing the most pressing environmental and climate challenges.

Environmental management is integral to the provision of our services and to our core business strategy. Our performance is guided by established environmental standards and monitored through an integrated approach to ensure the sustainability of our operations. With the recent organizational restructuring, the environmental licensing process for works and projects, which was previously decentralized among our various business areas, has been centralized in a single department, enabling a comprehensive overview covering all phases of the process, from conception to decommissioning of facilities. The management of compliance with the conditions of our environmental licenses has also been incorporated into this centralized function.

This centralized management brings several benefits. By concentrating on the licensing process within a single area, we have enhanced the efficiency of our management, standardized and simplified procedures, and optimized internal communication. This also provides a more comprehensive and integrated perspective on our activities, enabling a more strategic and consistent approach to environmental issues. By incorporating the management of compliance with environmental license conditions into this function, we further reinforce our commitment to legal compliance and sustainability.

We have the following ongoing environmental programs, managed by our Environmental, Regulatory and Sustainability corporate areas:

•	Management of GHG emissions, including: conducting annual GHG inventories; promoting awareness-raising activities on climate issues; encouraging and supporting the reduction of GHG emissions in our operations; conducting studies to identify the potential for carbon sequestration and storage in our forest reserves; performing climate change risk and resilience assessments; and adhering to relevant national and international initiatives and guidelines. In 2023, 2024 and 2025, we were awarded the GHG Inventory Gold Seal by the Brazilian GHG Protocol Program. For more information, see “Item 4.B. Business Overview — Environmental Matters — Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions;”
•	Corporate program for obtaining and maintaining licenses for water treatment plants, sewage treatment plants, and sewage pumping stations (Programa Corporativo de Obtenção e Manutenção de Licenças de Estações de Tratamento de Água, Estações de Tratamento de Esgotos e Estações Elevatórias de Esgotos), designed to meet the requirements of the licensing authority and to establish procedures for the renewal and ongoing maintenance of these licenses. We have had a program since 2017, approved by CETESB, relating to the operational licenses of sewage pumping stations. In 2022, a similar program was approved by CETESB for water treatment plants and wastewater treatment plants;

•	Corporate program for obtaining and maintaining grants for the use of water resources (Programa Corporativo de Obtenção e Manutenção das Outorgas de Uso de Recursos Hídricos), including water collection, effluent discharge and dams operations. The grant provides the necessary resources to subsidize the processing of use of and payment for water resources. We are the biggest payer for water use in the State of São Paulo;
•	Environmental education program (Programa de Educação Ambiental - “PEA”), an important tool for strengthening the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over several environmental education projects. The activities developed by the PEA are organized with the following objectives: raise awareness of the intrinsic value of water; protect the environment; preserve water bodies; improve the quality of the environment; raise awareness of sanitation activities; and raise awareness of the conscious use of water;
•	Management of our institutional representation in the state and national systems of water resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) preparation and review of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;
•	SABESP 3Rs program (Programa SABESP 3Rs) for the reduction, reuse and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;
•	Progressive implementation and maintenance of the Environmental Management System (“EMS”) in our water and sewage treatment plants aiming to improve the efficiency of the systems, manage the risks and implement preventive actions to avoid impacts on the environment, considering the relevance of these plants for our core activity. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to a limited number of certified plants, while the other plants adopt the environmental management model developed internally (named SGA-SABESP), without aiming certification. The EMS is currently in place in 834 treatment plants, 35 of which are ISO 14001 certified, representing 100% of our treatment plants.

•	Corporate program of environmental recovery commitment terms (Programa Corporativo de Termos de Compromisso de Recuperação Ambiental) arising from the environmental licensing of new ventures, which includes obligations of forest restoration with environmental compensation purposes, when necessary. From 2017 to 2025, we accounted for 2,758 thousand buds for plantation. Of these, 1,536 thousand have already been planted.

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

Climate Change Regulations: Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is signatory. At the state level, we are also subject to the State Policy on Climate Change for the State of São Paulo (Law No. 13,798/2009), regulated by Decree No. 68,308/2024. At the federal level, we are subject to the National Climate Change Policy (Law No. 12,187/2009), regulated by Decree No. 9,578/2018. Also at the federal level, in 2024 the Brazilian Greenhouse Gas Emissions Trading System (SBCE) was created by Law No. 15,042/24, which has not yet been regulated.

In 2025, we concluded our annual GHG inventory, revealing that sewage collection and treatment activities are our main source of GHG emissions, accounting for 76.7% of our total annual GHG emissions in the year ended December 31, 2025. Electricity accounted for 6.04% of our total annual GHG emissions in the year ended December 31, 2025.

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

We have already evaluated plans for a series of actions aimed at reducing GHG emissions, including:

•          the use of complementary technologies and the optimization of the operations in sewage treatment plants;

•          the expansion of the beneficial use of biogas and generated sludge;

•          the expansion of the use of clean and renewable energy sources and alternative fuels; and

•          activities of forest conservation and restoration.

Among the actions already implemented or currently in progress, we highlight the following examples, as detailed in the paragraphs below.

Additionally, we are developing projects aimed at generating clean, renewable, and sustainable energy. In 2019, we began structuring a distributed power generation program (Programa de Geração Distribuída - Energia Fotovoltaica) focused on solar energy. The program estimates that until the end of 2027, we will have a power generation capacity of around 60 MW, with a daily average output of 28 MWh, corresponding to about 4% of our total energy consumption (based on energy consumed during 2025). By 2025, we had installed 36 photovoltaic power generation plants, with a power generation capacity of 50 MW. The energy credits obtained as part of this distributed generation were used to offset energy consumption of low voltage installations, which have a higher tariff. As such, about 55% of our low-voltage energy consumption is supplied by renewable energy. The total investment contemplated by this program is approximately R$320.0 million, with an estimated payback period of seven to eight years.

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

We engage in discretionary forest reserve maintenance and restoration activities, contributing carbon sequestration and climate adaptation. We preserve more than 36,000 hectares of rain forest (Mata Atlântica) within legally protected areas (Brazilian conservation units), where the main metropolitan springs and water reservoirs are located.

Water Usage

The use of water resources in Brazil is regulated by Federal Law No. 9,433/1997, which establishes the National Water Resources Policy. This law requires prior authorization for any use of water resources that may impact the natural system, quantity, or quality of water in a given body of water.

As a result, our water use-including water supply and effluent discharge-requires a water grant (outorga de uso da água) or, in specific cases, a formal waiver, provided that all legal requirements are met.

The authority responsible for issuing the water grant depends on the domain of the water body, for example, whether it is under federal or state domain. If the water body falls under federal domain, ANA is responsible, and the legal requirements are outlined in Federal Law No. 9,433/1997 and ANA’s Resolution No. 1,941/2017. For water bodies under the domain of the State of São Paulo, SP Águas is the public authority which grants the authorization, and the legal requirements are outlined in the State Water Policy, Law No. 7,663/1991, and in the State Supplementary Law (Lei Complementar) No. 14,013/2025, as well as DAEE’s Ordinance No. 1,630/2017.

Noncompliance with the applicable law regarding the use of water resources may result in environmental liabilities, such as administrative infraction and environmental crime, without prejudice to the obligation to indemnify eventual damage caused to the environment. At the administrative federal level, sanctions can range from simple warning, the application of fines ranging from R$50.00 to R$50.0 million and the prohibition of the source of use of water resources, which may indirectly impact related developed activities. This amount can be doubled in the event of a repeat offense. In addition, water pollution may subject the offender to fines ranging from R$50.00 to R$50.0 million.

State law establishes the basic principles governing the use of water resources in the State of São Paulo in accordance with the State constitution. These principles include:

•	rational utilization of water resources, ensuring that their primary use is to supply water to the population;
•	optimizing the economic and social benefits resulting from the use of water resources;

•	protection of water resources against actions which could compromise current and future use;
•	defense against critical hydrological events which could cause risks to the health and safety of the population or economic and social losses;
•	development of hydro-transportation for economic benefit;
•	development of permanent programs of conservation and protection of underground water against pollution and excessive exploitation; and
•	prevention of soil erosion in urban and rural areas, with a view to protecting against physical pollution and silting of water resources.

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

For the year ended December 31, 2025, we paid approximately R$98.1 million for the collection and discharge into federal and state-controlled rivers.

Water Quality

Annex XX of Consolidation Ordinance No. 5, amended by Ordinance No. 888 of May 2021, issued by the Ministry of Health of the federal government, provides the standards for potable water for human consumption and establishes potability standards in Brazil. It also outlines rules for sampling and limits related to substances that are potentially hazardous to human health.

In compliance with Brazilian law, the physical-chemical, organic and bacteriological analyses carried out for water quality control must follow national and international standards, such as: Standard Methods for the Examination of Water and Wastewater, amongst others. Federal Decree No. 5,440/2005 determines the disclosure of water quality information to consumers. We have been complying with this regulation by publishing the required information on monthly bills and annual reports delivered to all consumers that we serve.

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

Federal Laws and Regulations

We are subject to the following federal environmental laws and regulations in our operations, among others:

•	Supplementary Law No. 140/2011: Regulates: (i) environmental licenses, (ii) federal, state, and municipal jurisdiction over environmental matters, (iii) activities subject to licensing, and (iv) environmental impact studies and reports.
•	Brazilian Forestry Code (Law No. 12,651/2012): Requires the preservation of permanent protection areas (APPs), particularly around water springs and reservoirs. Recognizes these areas as essential for: (i) water security, (ii) geological stability, (iii) biodiversity conservation, and (iv) soil nutrition.
•	CONAMA Resolution No. 05/1988: Requires environmental licensing for sanitation projects that significantly alter the environment.
•	CONAMA Resolution No. 357/2005, amended by Resolution No. 430/2011: Establishes standards for the discharge of effluents into water bodies.
•	ANA Resolution No. 236/2024: Establishes updated rules for the use of federal water resources, including the procedures for regularization, revision, and suspension of water-use rights. Defines risk levels for economic activities, identifies insignificant uses and non-outorga interventions, and sets users’ obligations.
•	Federal Law No. 15,190/2025 — General Environmental Licensing Law: Establishes nationwide rules for environmental licensing, standardizing procedures across federal, state, and municipal levels. Maintains the traditional three-stage licensing structure (preliminary, installation, and operation licenses) and introduces additional licensing modalities — the Environmental Single License (LAU), the License by Adhesion and Commitment (LAC), and the Special Environmental License (LAE) — allowing procedures to be adapted according to the scale, impact, and risk of each activity, while maintaining environmental protection standards.
•	Federal Law No. 9,605/1998 — Environmental Crimes Law: Defines administrative, civil, and criminal sanctions for conduct harmful to the environment, establishing liability for individuals and legal entities and enabling penalties such as fines, restrictions of rights, and suspension of activities.

State Laws and Regulations (São Paulo):

We are subject to the following state environmental laws and regulations in our operations, among others:

•	State Law No. 997/1976, regulated by Decree No. 8,468/1976 and its amendments: (i) establishes environmental pollution control mechanisms and (ii) defines standards for effluent discharge at the state level.
•	State Law No. 9,509/1997, regulated by State Decree No. 47,400/2002: Defines São Paulo’s state environmental policy.
•	DAEE (São Paulo State Department of Water and Electricity) Ordinance No. 1,630/2017: Governs the concession of water-use rights and interventions in water resources at the state level.
•	CETESB Board Decision No. 03/2014/P, as amended: establishes procedures and criteria for environmental licensing in the State of São Paulo, including licensing modalities (Preliminary License – LP, Installation License – LI, and Operating License – LO) and guidelines for the filing and review of administrative proceedings;
•	CETESB Board Decision No. 217/2014/I/C: sets forth criteria for the classification of projects and activities subject to environmental licensing, including classification based on pollution potential and scale; and

•	CETESB Board Decision No. 038/2017/C: consolidates administrative procedures applicable to environmental licensing, including guidelines for technical review and the processing of administrative proceedings.

Our reservoirs that were operational before the enactment of the laws and regulations described above are exempt from developing a PACUERA (Environmental Plan for the Conservation and Use of the Surroundings of the Reservoir), as such obligation applies only to reservoirs established thereafter.

Environmental Licensing

Environmental licensing in Brazil is governed by federal, state, and local laws, requiring a license for activities that (i) use natural resources, (ii) are effectively or potentially polluting, or (iii) can cause environmental damage. Federal Law No. 6,938/1981 (National Environmental Policy) mandates prior licensing, while Supplementary Law No. 140/2011 divides licensing responsibilities among IBAMA, state, and municipal authorities. Federal Law No. 15,190/2025 (General Environmental Licensing Law) now establishes nationwide rules for environmental licensing, standardizing procedures and introducing new licensing modalities and criteria across all government levels.

•	IBAMA: Licenses activities across multiple states, in federal areas, or involving nuclear energy.
•	Municipal authorities: License activities with strictly local impact.
•	State environmental agencies: Handle all other licensing.

The enactment of Law No. 15,190/2025 (Brazilian General Environmental Licensing Law – “LGLA”) has significantly restructured the environmental licensing framework in Brazil. While maintaining the traditional three-stage licensing model (preliminary, installation and operation licenses) as a reference, the LGLA introduced new licensing modalities, including the Single Environmental License (Licença Ambiental Única – “LAU”), the License by Adhesion and Commitment (Licença por Adesão e Compromisso – “LAC”), the Special Environmental License (Licença Ambiental Especial – “LAE”), and the Corrective Operating License (Licença de Operação Corretiva – “LOC”), aimed at simplifying procedures and tailoring licensing requirements to the nature, scale and risk level of each project.

The LGLA applies to all entities within the Brazilian National Environmental System (Sistema Nacional do Meio Ambiente – “Sisnama”), in accordance with the allocation of competencies established under Law No. 140/2011. Notwithstanding its entry into force, certain provisions of the LGLA—particularly those related to exemptions from environmental licensing— are currently subject to constitutional review before the Brazilian Supreme Federal Court (Supremo Tribunal Federal – “STF”), in the context of Direct Actions of Unconstitutionality (Ações Diretas de Inconstitucionalidade – “ADIs”) Nos. 7,913, 7,916 and 7,919, and their application may be subject to adjustments or interpretative limitations.

For the sanitation sector, the LGLA establishes a differentiated regulatory framework, including procedural simplification and priority in the analysis of water supply and wastewater treatment projects. Pursuant to Article 10, §2, such systems and facilities are, as a rule, exempt from environmental licensing until the universalization targets set forth in Federal Law No. 11,445/2007 are achieved, without prejudice to the requirement to obtain water use rights for effluent discharge.

Projects with significant environmental impact require an Environmental Impact Assessment and Environmental Impact Report (Estudo de Impacto Ambiental — “EIA” and Relatório de Impacto Ambiental — “RIMA”), with a minimum 0.5% environmental offset. The licensing process typically consists of three stages: preliminary license, installation license, and operation license. Environmental licenses must be periodically renewed, with renewal requests filed up to 120 days prior to the expiration date.

Non-compliance with license conditions may lead to administrative sanctions, including fines or license revocation. Operating without a valid environmental license constitutes an administrative infraction and environmental crime, subject to fines of up to R$50.0 million and joint and several liability for environmental damage, regardless of fault or intent.

In the State of São Paulo, CETESB oversees licenses and pollution control. CETESB Executive Officers’ Resolution No. 012/2022/C launched a licensing regularization program for water treatment plants and sewage treatment plants, to be completed by 2027. We have implemented corporate programs for obtaining and maintaining licenses, covering water treatment plants and sewage pumping stations, as well as for environmental recovery commitment terms, including forest restoration and environmental compensation, aligned with CETESB Resolution No. 012/2022/C.

Sewage Requirements

In the State of São Paulo, effluent must meet applicable requirements before discharge into the public sewage system. Effluent treated at our sewage treatment facilities must comply with: (i) effluent limitation guidelines and (ii) water quality standards applicable to the receiving water bodies, as established by federal and state legislation.

CETESB is authorized to: (i) monitor effluent discharges into water bodies and (ii) issue environmental licenses to polluting sources, including sewage treatment plants. Both state and federal water resource legislation establish fees for the discharge of treated effluents into water bodies, which are already in effect in most river basins.

Environmentally Protected Areas

We manage and protect approximately 49,000 hectares within conservation units, as defined by Federal Law No. 9,985/2000. The Cantareira System management plan for its Environmental Protection Area (Área de Proteção Ambiental — “APA”) was formally approved by Decree No. 65,244/2020. This structured approach ensures the preservation and sustainable management of critical water resources in compliance with federal and state environmental legislation.

Environmental Liabilities

Environmental liability in Brazil is comprehensive and strict, applying to individuals and legal entities that cause direct or indirect environmental damage through action or omission. It is regulated under civil, administrative, and criminal law, ensuring that environmental harm is remediated, sanctioned, and prevented.

Pursuant to Federal Law No. 6,938/1981 (National Environmental Policy), Brazil adopts a strict liability standard for civil environmental liability, meaning (i) liability is applied regardless of fault or intent, and (ii) evidence of a causal link between the damage and an enterprise or activity is sufficient to trigger the obligation to remediate the environmental harm.

Environmental civil liability is joint and several, meaning all parties — individuals and legal entities — directly or indirectly involved in the activity that caused environmental damage can be held fully liable. If multiple parties are responsible, the financially strongest party may be required to bear the full remediation cost but may later seek recourse against other responsible parties through: (i) contractual agreements or (ii) judicial action demonstrating the involvement of others.

Courts may pierce the corporate veil when a party obstructs environmental remediation, even without proof of fraud or misuse of the corporate structure. The mere failure to remediate environmental damage is sufficient to justify holding shareholders personally liable in the civil sphere.

There is no cap on the amount courts may award for: (i) repairing environmental damage or (ii) compensation if the damage is deemed irreparable. A recent precedent from the Brazilian Federal Supreme Court ("STF") abolished the statute of limitations for lawsuits seeking reparation or compensation for environmental damage.

Under Federal Decree No. 6,514/2008, any action or omission that violates applicable environmental regulations constitutes an environmental administrative infraction, even if no actual environmental damage has occurred. Administrative sanctions and penalties vary based on the severity of the infraction and the economic capacity of the offender. Sanctions may include: (i) fines (single or daily), (ii) warnings, (iii) restriction of rights, (iv) seizure of products and byproducts, (v) closure of facilities, (vi) prohibition from contracting with public entities, (vii) suspension of permits, (viii) loss of financial or fiscal benefits, and (ix) full or partial suspension of activities.

Legal entities can be held criminally liable for environmental offenses under Federal Law No. 9,605/1998. If convicted, penalties may include: (i) fines, (ii) temporary bans on rights, (iii) partial or total suspension of activities, and (iv) other sanctions, independent of any administrative penalties or civil liabilities related to the same facts. The criminal liability of legal entities does not exclude the criminal liability of natural persons (e.g., officers, board members, or technical staff) who authorized, participated in, or facilitated the offense.

Scope of Business

In connection with the scope of our services, State Supplementary Law No. 1,025/2007 amended State Law No. 119/1973 and expanded the range of services that we may provide, including urban rainwater drainage and management, urban cleaning and solid waste management, as well as power generation, storage, conservation, and sales activities, for our own or third-party use.

C.       Organizational Structure

Not applicable.

D.        Property, Plant and Equipment

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation. The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as contract assets and intangible assets (concession assets). As of the date of this annual report, we operate 214 water treatment facilities, 690 simplified water treatment facilities and 641 sewage treatment facilities, including eight ocean outfalls, as well as 18 water quality control laboratories.

As of December 31, 2025, the total net book value of our property, plant and equipment, intangible assets and contract assets and other concession assets was R$62,401.8 million.

All of our material properties are located in the State of São Paulo.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report. The Consolidated Financial Statements included elsewhere in this annual report have been prepared in accordance with IFRS Accounting Standards. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3.D. Risk Factors.”

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

All financial information for the years ended December 31, 2025, 2024, and 2023 was prepared on a consolidated basis.

A.       Operating Results

As of December 31, 2025, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 375 municipalities, or 58% of all municipalities in the state. We also provided water services on a wholesale basis to two municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Since December 11, 2023, we have provided water and sewage services in Olímpia through our wholly-owned subsidiary Sabesp Olímpia S.A. As a result, we began presenting our financial information on a consolidated basis starting with our 2023 Consolidated Financial Statements. Prior to that date, we did not have any subsidiaries whose results we consolidated on a line-by-line basis.

Factors Affecting our Results of Operations

General Factors Affecting our Business

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, climate conditions, impacts of regulation for sanitation services, global and local catastrophes and health epidemics, and extreme weather events.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais. In addition, as we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. Accordingly, a devaluation of the real may adversely affect us and the market price of our common shares or ADSs. In December 2023, our Board of Directors approved our Hedging Policy, which is available on our website but is not incorporated herein. During the year ended December 31, 2025, we entered into derivative instruments (plain vanilla swaps), with expiration dates ranging from 2030 to 2048, to fully protect us against a devaluation of the real against the U.S. dollar, the Yen, and the Euro. For more information with respect to our foreign currency risk, see Note 5.1(a) to our 2025 Consolidated Financial Statements.

Effects of Tariff Increases

Our results of operations and financial condition are dependent on tariff increases for our water and sewage services. Since the enactment of the Basic Sanitation Law in 2007, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors:

•	anti-inflation measures enacted by the federal government from time to time;
•	impacts of health epidemics such as COVID-19; and
•	when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depends on the parameters established by the Basic Sanitation Law, the URAE-1 Concession Agreement and ARSESP, except for Olímpia, which is regulated by ARES-PCJ under the terms of the Olímpia Concession Agreement. The guidelines also establish procedural steps and the terms for annual adjustments. The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. For more information, see “Item 4.B. Business Overview — Tariffs.”

Since our Privatization, a distinction exists between the equilibrium tariff calculated by ARSESP and the tariff applied to consumers. As a result, tariff increases perceived by users may be lower than the underlying economic adjustments, with the difference covered by the FAUSP, a mechanism designed to smooth tariff implementation and reduce volatility.

The following table sets forth, for the years indicated, the percentage increase in our tariffs as compared to three inflation indexes:

Year ended December 31,
	2025	2024	2023
Increase in average tariff(1)	6.47%	6.45%	9.56%
Inflation – IPC – FIPE	3.83%	4.68%	3.15%
Inflation – IPCA	4.26%	4.83%	4.62%
Inflation – IGP-M	(1.05) %	6.54%	(3.18) %
(1)	See “Item 4.B. Business Overview — Tariffs” for additional information on tariff increases.

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

On December 1, 2025, ARSESP published Resolution No. 1,748/2025 which approved the equilibrium tariff related to the 1st Tariff Readjustment and Resolution No. 1,749/2025, which presented the new tariffs and authorized us to apply a total tariff readjustment of 6.47% to our current tariffs. This tariff adjustment became effective on January 1, 2026.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by the level of economic activity and the inflation rate. For example, the general performance of the Brazilian economy may affect our cost of capital, and inflation may affect our costs and margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates. However, as our services are viewed as essential, our sales revenue demonstrates relative stability under normal conditions.

General Economic Conditions

In 2023, Brazilian GDP increased 2.9% compared to 2022. Brazil’s trade surplus in 2023 was US$98.8 billion and at year-end the country had US$355.0 billion in currency reserves. The average unemployment rate in Brazil in 2023 was 7.8%.

In 2024, Brazilian GDP increased 3.4% compared to 2023. Brazil’s trade surplus for the year ended December 31, 2024 was US$74.6 billion and at year-end the country had US$329.7 billion in currency reserves. The average unemployment rate in Brazil for the year ended December 31, 2024 was 6.6%.

In 2025, Brazilian GDP increased approximately 2.5% compared to 2024, as estimated based on the IBC-BR economic activity index published by the Central Bank of Brazil. Brazil’s trade surplus for the year ended December 31, 2025 was US$60.0 billion and at year-end the country had US$358.2 billion in currency reserves. The average unemployment rate in Brazil for the year ended December 31, 2025 was 5.1%.

Interest Rates

As a monetary policy instrument of the federal government, the Selic rate influences the behavior of other interest rates in the country, including rates related to indebtedness denominated in local currency. The Selic rate was 13.75% in the first half of 2023, decreased to 10.50% in August 2024, and was gradually increased thereafter. As of the date of this annual report., the Selic rate is 14.75%.

Inflation

Inflation affects our financial performance by increasing our tariffs, costs of services rendered, and operating expenses. Part of our real-denominated debt is directly indexed to account for the effects of inflation. Additionally, we are exposed to the mismatch between the inflation adjustment indices of our loans and financing and those of our receivables.

Inflation adjustments derive from collections from or payments to third parties, as contractually required by law or court decision, and are recognized on an accrual basis. Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, as they are deemed to be inflation adjustments for our purposes. See Notes 5.1, 17 and 32 of our 2025 Consolidated Financial Statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$10,632.3 million as of December 31, 2025, of which R$371.7 million relates to the current portion of our long-term foreign currency-denominated obligations. As of December 31, 2025, we have fully hedged our currency exposure, including interest payments.

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates, and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2025	2024	2023
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	(11.1) %	27.9%	(7.21) %
Period-end exchange rate – US$1.00	5.5024	6.1923	4.8413
Average exchange rate – US$1.00(2)	5.5855	5.3890	4.9953
(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Yen, the period-end exchange rates, and the average exchange rates as of or for the years indicated:

	Year ended December 31
	2025	2024	2023
	(in reais, except percentages)
Depreciation (appreciation) of the real versus Yen (1)	(11.0)%	15.3%	(13.52)%
Period-end exchange rate – ¥1.00	0.0351	0.0395	0.0342
Average exchange rate – ¥1.0 (2)	0.0374	0.0356	0.0356
(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

The following table shows the fluctuation of the real against the Euro, the period-end exchange rates, and the average exchange rates as of or for the years indicated

	Year ended December 31
	2025	2024	2023
	(in reais, except percentages)
Depreciation (appreciation) of the real versus Euro (1)	0.51%	20.27%	(3.91)%
Period-end exchange rate – €1.00	6.4692	6.4363	5.3516
Average exchange rate – €1.0 (2)	6.3095	5.8340	5.4023
(1)	Represents the comparison with period-end exchange rate. Source: Central Bank.
(2)	Represents the average for period indicated.

In the years ended December 31, 2025, 2024, and 2023, we did not enter into any forward exchange transactions. During the year ended December 31, 2025, we entered into derivative instruments (plain vanilla swaps), with expiration dates ranging from 2030 to 2048, to fully protect us against a devaluation of the real against the U.S. dollar, the Yen, and the Euro.

For more information on exchange rates, see “Item 3.D. Risk Factors — Risks Relating to Brazil — Exchange rate instability and developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect us, our foreign currency denominated debt and the market price of our common shares or ADSs and our ability to service our foreign currency denominated obligations,” “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants,” and Note 5.1 of our 2025 Consolidated Financial Statements.

Effects of Extreme Weather Events

In February 2023, there were torrential rains on the northern coast of the State of São Paulo, especially in the municipality of São Sebastião, where we operate. Within 24 hours, 683mm of rain fell in the municipality of São Sebastião. As a result, our water treatment plants in the region were damaged and the water supply was interrupted for a few days due to the inability to store water immediately and a lack of electricity. If similar incidents, or incidents that involve the interruption of power supplies to our facilities, occur in the future or become more frequent, these events may have a material adverse effect on our results of operations and financial condition.

Extreme events such as heat waves and torrential storms can interrupt the electricity supply at our water pumping and treatment plants due to trees falling on electricity distribution networks, which could prevent the treatment of water and potentially its supply to our customers. In addition, torrential rain destabilizes the soil and can damage our water distribution networks.

In 2025, the Southeast region of Brazil, where we operate, experienced one of the driest periods of the past decade. This extreme climatic event adversely affected the storage levels of our water sources. In coordination with the federal regulator, the National Water and Basic Sanitation Agency (Agência Nacional de Águas — “ANA”), and the state regulator ARSESP (Agência Reguladora de Serviços Públicos do Estado de São Paulo) we have been conducting daily monitoring of the reservoirs comprising the Integrated Metropolitan System (“SIM”). The SIM, established following the 2014–2015 water crisis, consists of seven interconnected production systems, providing operational flexibility by allowing multiple supply alternatives across São Paulo and the broader Metropolitan Region (RMSP).

The monitoring framework adopted by the State Government of São Paulo is structured into seven response tiers, determined by reservoir levels. Each tier establishes the degree of required hydrological protection measures, including public awareness initiatives and nighttime demand management protocols intended to reduce network losses during low consumption periods. As of February 2026, the SIM was operating under Tier 3 — classified as a cautionary scenario — which entails extended nighttime demand management (10 hours) and reinforced communication efforts regarding the efficient use of water.

Considering the existing structure of the SIM, which enables the transfer of treated water between producing systems, we are able to implement measures to re-establish and maintain regularity in the distribution of water to our customers. Since the 2014–2015 water crisis, we have consistently invested in expanding the SIM’s streamflow capacity. Between 2015 and 2025, system capacity increased by 14.2 m³/s through interconnection projects and the development of the São Lourenço production system. Additional resilience investments scheduled for 2026–2030, totaling R$5.9 billion, are expected to add a further 12.8 m³/s to system capacity, including 5.8 m³/s anticipated by 2027. We remain focused on diversifying supply sources, enhancing system integration, and strengthening overall water security resilience. However, if similar extreme weather events occur in the future or become more frequent, these events could have an adverse effect on our operating results and financial condition.

For more information, see “Item 3.D. Risk Factors — Risks Relating to Environmental Matters and Physical and Climate Transition Risks — Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. For information on our critical accounting estimates and judgments, see Note 6 to our 2025 Consolidated Financial Statements.

Certain Transactions with our previous Controlling Shareholder

Reimbursement due from the State

Reimbursement due from the State of São Paulo for pensions paid represents supplementary pensions (G0) that we pay, on behalf of the State of São Paulo, to former employees of state-owned companies which merged to form our company. These amounts must be reimbursed to us by the State of São Paulo, as the primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State of São Paulo relating to payments of pension benefits made by us on its behalf. The State of São Paulo acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf. We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê production system as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us. See Note 11 to our 2025 Consolidated Financial Statements included in this annual report and “Item 7. Major Shareholders and Related Party Transactions.”

On March 18, 2015, we, the State of São Paulo and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement for R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015.

As of December 31, 2025 and 2024, the amounts not recognized related to pension benefits paid by us on behalf of the State of São Paulo totaled R$1,808.6 million and R$1,685.5 million, respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of G0. As of December 31, 2025 and 2024, the pension benefit obligations of G0 totaled R$2,140.2 million and R$1,931.1 million, respectively. For detailed information on the pension benefit obligations refer to Note 25 to our 2025 Consolidated Financial Statements included in this annual report.

Accounts Receivable from the State of São Paulo for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period. We have entered into agreements with the State of São Paulo with respect to these accounts receivable. For more information on these agreements, see Note 11 to our 2025 Consolidated Financial Statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of operating revenue:

(in million of R$, except percentages)	Year ended December 31,
	2025		2024		2023
Operating revenue	38,092.1	100.0%	36,145.5	100.0%	25,572.1	100.0%
Operating costs	(23,991.7)	(63.0) %	(16,603.1)	(45.9) %	(16,051.9)	(62.8) %
Gross profit	14,100.4	37.0%	19,542.4	54.1%	9,520.2	37.2%
Selling expenses	(743.3)	(2.0) %	(917.6)	(2.5) %	(984.1)	(3.8) %
Allowance for doubtful accounts	(62.1)	(0.2) %	(557.8)	(1.5) %	(652.9)	(2.6) %
Administrative expenses	(1,018.3)	(2.7) %	(2,311.4)	(6.4) %	(1,597.5)	(6.2) %
Other operating income (expenses), net	274.7	0.7%	(280.5)	(0.8) %	27.9	0.1%
Equity accounting	48.2	0.1%	35.3	0.1%	32.4	0.1%
Profit from operations before financial income (expenses)	12,599.6	33.1%	15,510.5	42.9%	6,346.0	24.8%
Financial income/(expenses), net	(897.8)	(2.4) %	(1,867.7)	(5.2) %	(1,592.0)	(6.2) %
Profit before income tax and social contribution	11,701.9	30.7%	13,642.8	37.7%	4,754.0	18.6%
Income tax and social contribution taxes (current and deferred)	(3,239.8)	(8.5) %	(4,063.2)	(11.2) %	(1,230.5)	(4.8) %
Profit for the year	8,462.1	22.2%	9,579.6	26.5%	3,523.5	13.8%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating revenue

Operating revenue for the year ended December 31, 2025 increased by R$1,946.6 million, or 5.4%, to R$38,092.1 million from R$36,145.5 million in the year ended December 31, 2024.

Operating revenue, excluding construction revenue, the impact of interest rate adjustments on the bifurcated financial asset using the IPCA index, for the year ended December 31, 2025 increased by R$487.2 million, or 2.2%, to R$22,213.0 million in the year ended December 31, 2025 from R$21,725.8 million in the year ended December 31, 2024. Construction revenue was R$14,437.4 million for the year ended December 31, 2025 compared to R$6,225.9 million in the year ended December 31, 2024. The main factors that led to the increase were:

•	3.3% in net price: 2.3% carry over and 1.0% due to removal of discounts for large clients;
•	1.9% in billed volume: New units (+1.6%) and increased consumption (+0.3%);
•	(0.8%) in mix: growth in units with access to subsidized rates;
•	(2.1%) FAUSP: in 2024 FAUSP began only in the 2nd half and the rate review occurred in August 2025.

Operating costs

Our operating costs increased by R$7,388.6 million, or 44.5%, to R$23,991.7 million for the year ended December 31, 2025 from R$16,603.1 million in the year ended December 31, 2024. As a percentage of operating revenue, operating costs increased to 63.0% for the year ended December 31, 2025 from 45.9% in the year ended December 31, 2024.

The increase in operating cost was mainly due to:

•	an increase of R$8,351.5 million in construction costs due to higher investments in 2025;
•	an increase of R$225.7 million in costs with services, mainly due to environmental compensation and IT investments and,

partially offset by,

•	a decrease of R$456.3 million in general expenses, mainly because we had anticipated contributions to municipal sanitation funds in 2024 pursuant to the Concession Agreement for URAE-1;
•	a decrease of R$222.4 million in costs with salaries, payroll charges and benefits and pension plan obligations, mainly due to the 11% decrease in the average number of employees – as a result of the Incentivized Dismissal Program (“PDI”).

Gross Profit

As a result of the factors discussed above, gross profit decreased by R$5,442.0 million, or 27.8%, to R$14,100.4 million for the year ended December 31, 2025 from R$19,542.4 million in the year ended December 31, 2024. As a percentage of operating revenue, our gross profit margin decreased to 37.0% for the year ended December 31, 2025 from 54.1% in the year ended December 31, 2024, mainly due to a decrease of the financial asset of the concession operating revenue by R$7,474.9 million. For further information about our financial asset net revenue, see Note 15 to our 2025 Consolidated Financial Statements.

Selling Expenses

Selling expenses decreased by R$174.3 million, or 19.0%, to R$743.3 million for the year ended December 31, 2025 from R$917.6 million in the year ended December 31, 2024. As a percentage of operating revenue, selling expenses were 2.0% for the year ended December 31, 2025 compared to 2.5% for the year ended December 31, 2024. The main reasons for the decrease in selling expenses were:

•	a decrease of R$96.5 million with general expenses;

•	a decrease of R$72.1 million in costs with salaries, payroll charges and benefits and pension plan obligations, mainly due to the decrease in the average number of employees;

Allowance for Doubtful Accounts

Our allowance for doubtful accounts decreased by R$495.7 million, or 88.9%, to R$62.1 million for the year ended December 31, 2025 from R$557.8 million in the year ended December 31, 2024, mainly due to a reversal of expected credit loss provisions (PECLD) due to the recognition of court-ordered payments (precatórios) to São Paulo City Hall.

Administrative Expenses

Administrative expenses decreased by R$1,293.1 million, or 55.9%, to R$1,018.3 million for the year ended December 31, 2025 from R$2,311.4 million in the year ended December 31, 2024. The main reasons for the decrease in administrative expenses were:

•	a decrease of R$823.2 million with general expenses, due to settlements resulting from judicial proceedings; and
•	a decrease of R$258.1 million with other expenses (general supplies, outsources services, electricity, depreciation and amortization and tax expenses), due to the agreement entered into between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners);
•	a decrease of R$211.9 million in costs with salaries, payroll charges and benefits and pension plan obligations, mainly due to the decrease in the average number of employees.

The agreement entered into between us and AAPS, regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

For more information, see Note 31 to our 2025 Consolidated Financial Statements included in this annual report.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, was the income of R$274.7 million for the year ended December 31, 2025 compared to expense of R$280.5 million in the year ended December 31, 2024, a variation of R$555.2 million. Other operating income consists of gains and losses from sales of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services, net of COFINS and PIS.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and recognition and reversal of estimated losses with asset indemnification. In 2025, the result was impacted by the recognition of extemporaneous tax credits of R$368.5 million.

Financial Income/(Expenses), Net

The financial income/(expenses), net, decreased by R$969.9 million, resulting in a net expense of R$897.8 million for the year ended December 31, 2025, compared to a net expense of R$1,867.7 million in the year ended December 31, 2024. As a percentage of operating revenue, the net financial income/(expenses), net, represented 2.4% for the year ended December 31, 2025, compared to 5.2% in the year ended December 31, 2024.

This decrease was mainly due to an extemporaneous effect recognized in 2025, recorded in the inflation adjustments – gains line item, related to the recognition of R$1.5 billion in monetary restatement of registered warrants.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution decreased by R$1,940.9 million, to R$11,701.9 million for the year ended December 31, 2025 from R$13,642.8 million in the year ended December 31, 2024. As a percentage of operating revenue, our profit before income tax and social contribution decreased to 30.7% for the year ended December 31, 2025 compared to 37.7% in the year ended December 31, 2024.

Income and Social Contribution Taxes (Current and Deferred)

Income and social contribution taxes (current and deferred) expense decreased by R$823.4 million, or 20.3%, to R$3,239.8 million for the year ended December 31, 2025, compared to R$4,063.2 million for the year ended December 31, 2024. This decrease mainly reflects the effect of the financial asset recognized in 2024, resulting from the contract with URAE-1, which continued to impact the year-over-year comparison.

Profit for the year

As a result of the factors discussed above, our profit decreased by R$1,117.5 million, or 11.7%, to R$8,462.1 million for the year ended December 31, 2025 from R$9,579.6 million in the year ended December 31, 2024. As a percentage of operating revenue, our profit for the year decreased to 22.2% for the year ended December 31, 2025, from 26.5% in the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025.

B.       Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term financings from multilateral and development banks and capital markets debts. As of December 31, 2025, we had R$4,663.2 million in cash and cash equivalents. The outstanding current indebtedness was R$5,092.8 million as of December 31, 2025, of which R$371.7 million was denominated in foreign currency. Long-term indebtedness was R$35,049.5 million as of December 31, 2025, of which R$10,260.6 million consisted of foreign currency.

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

Cash Flows

	Year ended December 31,
	2025	2024	HA (%)
	(in millions of R$, except %)
Net cash generated from operating activities	8,361.1	7,404.6	12.9%
Net cash used in investment activities	(15,703.6)	(9,975.6)	57.4%
Net cash generated from financing activities	10,323.1	3,415.2	202.3%
Increase in cash and cash equivalents in the year	2,980.6	844.1	253.1%

Net Cash Generated from Operating Activities

Net cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$8,361.1 million and R$7,404.6 million for the years ended December 31, 2025 and 2024, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. There was an increase in net cash generated from operating activities in the year ended December 31, 2025 of 12.9%.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$15,703.6 million and R$9,975.6 million for the years ended December 31, 2025 and 2024, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession agreements, which is due to the fact that we are expanding our infrastructure and service coverage. There was an increase in net cash used in investing activities for the year ended December 31, 2025 of 57.4%.

Net Cash Generated from Financing Activities

Our net cash generated from financing activities was R$10,323.1 million for the year ended December 31, 2025, compared to R$3,415.2 million for the year ended December 31, 2024. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans generated to finance purchases of intangible assets related to our concession agreements, in order to support the expansion of our services and our payment of interest on capital. For the year ended December 31, 2025, (i) our funding increased by R$11,465.3 million compared to 2024 and (ii) our amortization increased by R$2,049.6 million compared to the year ended December 31, 2024. In addition, payment of interest on capital increased by R$1,434.9 million compared to the year ended December 31, 2024.

Financial Indebtedness

Our total financial indebtedness (borrowings and financing – current and non-current) increased by 58.9%, from R$25,258.3 million as of December 31, 2024 to R$40,142.3 million as of December 31, 2025. In addition, during the same period, our total indebtedness denominated in foreign currency increased by 216.8%, from R$3,356.4 million as of December 31, 2024 to R$10,632.3 million as of December 31, 2025.

As of December 31, 2025, we had R$35,049.5 million in long-term indebtedness outstanding (excluding the current indebtedness), of which R$10,260.6 million consisted of foreign currency, long-term debt. We had outstanding current indebtedness of R$5,092.8 million as of December 31, 2025. As of December 31, 2025, R$371.7 million of this current portion of long-term indebtedness was denominated in foreign currency. As of December 31, 2025, our S&P domestic rating was “brAAA” and our S&P global rating was “BB”. Our Moody’s national rating was “AAA.br” as of December 31, 2025, while our Fitch national rating was “AAA(bra)” and our Fitch global ratings were “BB+” (foreign currency) and “BB+” (local currency), as of the same date.

Pursuant to these agreements, cash received from operations is required to pass through designated accounts. In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor. As of December 31, 2025, a substantial portion of our monthly cash flows from operations was subject to these liens. As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$6,217.9 million (R$6,096.6 million of principal and R$121.3 million related to interest and charges). For more information, see “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 17 to our 2025 Consolidated Financial Statements included in this annual report.

The following table sets forth information on our indebtedness outstanding as of December 31, 2025:

	Current	Noncurrent	Total	Final Maturity	Interest Rates(1)
(in R$ thousands)
Denominated in local currency:
Debentures	2,764,582	17,282,427	20,047,009	2026 – 2040	CDI+ 0,00% to 1.80% IPCA + 3,20% to 9.2860% 1,60% to 2.25%
Brazilian Federal Savings Bank (CEF)	134,275	1,495,481	1,629,756	2025 – 2042	TR + 5% to 9.5%
Brazilian National Bank for Economic and Social Development (BNDES)	259,341	564,501	823,842	2026-2035	TJLP + 1.72% to 2.18%
Inter-American Development Bank (IDB)	307,349	2,680,484	2,987,833	2034 – 2036	CDI+ 0.50% CDI+ 2.70% CDI+ 20.86%
International Finance Corporation (IFC)	64,450	2,645,882	2,710,332	2032 – 2034	CDI+0.3735% a 2%
Leases (Concession)	84,214	110,214	194,428	2035	IPCA + 7.73% a 10.12%
Leases (Others)	72,440	9,627	82,067	2042	9.74% a 15.24%
Other	616	328	944	2035	3.00%
Interest	1,033,884	-	1,033,884	-	-
Total denominated in local currency	4,721,151	24,788,944	29,510,095
Denominated in foreign currency:
Inter-American Development Bank (IDB)	56,573	973,833	1,030,406	2023 – 2044	SOFR + 0.85% to 1.20%
International Bank for Reconstruction and Development (IBRD)	33,453	1,112,127	1,145,580	2048	SOFR + 0.74% and 1.84%
JICA	150,779	1,965,688	2,116,467	2029 – 2037	0.01% - 2.5%
International Finance Corporation (IFC)	-	3,380,431	3,380,431	2030	SOFR + 1.80% EURIBOR + 1.85%
Blue Bonds	-	2,828,508	2,828,508	2030	5.62%
Interest	130,860	-	130,860	-	-
Total denominated in foreign currency	371,665	10,260,587	10,632,252
Total borrowings and financing	5,092,816	35,049,531	40,142,347

(1)	TR was 0.1742% per month as of December 31, 2025; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários - “CDI”), which was 14.89% per annum as of December 31, 2025; IGP-M was -1.05% per annum as of December 31, 2025; “TJLP” stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 9.07% per annum as of December 31, 2025; EURIBOR was 2.123% medium rate of 6 months for the year ended December 31, 2025; and SOFR was 4.01064% medium rate of 90 days for the year ended December 31, 2025.

The following table shows the maturity profile of our debt, as of December 31, 2025, for the period indicated:

(in R$ million)	2026	2027	2028	2029	2030	After 2031	Total
Borrowings and financing	5,092.8	2,259.5	1,794.5	4,172.6	7,336.5	19,486.6	40,142.3

As of December 31, 2025, R$7,056.5 million of our foreign currency denominated indebtedness, net of transaction costs, was denominated in U.S. dollars, R$1,450.5 million was denominated in Euros and R$2,125.3 million was denominated in Japanese Yen.

During the year ended December 31, 2025, we entered into derivative instruments (plain vanilla swaps), with expiration dates ranging from 2030 to 2048, to fully protect us against a devaluation of the real against the U.S. dollar, the Yen, and the Euro. For more information regarding foreign currency risk and all derivatives financial instruments, see Notes 5.1(a) and 19, respectively, to our 2025 Consolidated Financial Statements included in this annual report.

Our borrowings from multilateral institutions and government agencies, such as the IDB, IBRD, and JICA, are federally guaranteed, with a counter-guarantee from the State of São Paulo. For more information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing.”

As of December 31, 2025, our domestic debt totaled R$29,510.1 million, primarily comprising real-denominated loans from federal and state-owned banks like CEF and BNDES, alongside debentures issued between February 2018 and October 2025, and financial leasing.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Indebtedness

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, we are subject to financial covenants, including limitations on our ability to incur debt. For example:

The financial covenants in our loan No. 1212 from the IDB require:

•	our tariff revenues must be sufficient to cover the operational expenses of our system, including administrative, operating and maintenance expenses, and depreciation;
•	our tariff revenues must provide a return of not less than 7% on the balance sheet value of our property, plant, and equipment, taking into account concession-related assets; and
•	during project execution, the balance of our short-term borrowings must not exceed 8.5% of our total equity.

This loan agreement contains an early maturity clause in the event of non-compliance on our part of any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

We are a party to hedging agreements that cover of our debt denominated in foreign currencies. In any case, any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais. As a result, the net debt in reais will be affected, with consequent impact on the ratio between net debt to adjusted EBITDA, as calculated in accordance with the provisions of our loan agreements.

As of December 31, 2025, and 2024, we had met all the financial covenants of these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The financial covenants in our loans with IDB Invest and IFC require:

•	our debt service coverage ratio must be greater than or equal to 2.35:1.00; and
•	our ratio of net debt to adjusted EBITDA must be less than 3.50:1.00.

The loan agreements with IDB Invest and IFC contain cross-default and cross-acceleration clauses, and early maturity clauses.

The covenant clauses apply to all of our indebtedness with BNDES, which totaled R$823.8 million as of December 31, 2025.

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

The current covenant clauses are:

A.       Maintenance of the following ratios, calculated quarterly and relative to amounts accumulated over the last 12 months at the time of disclosure of reviewed quarterly Consolidated Financial Statements or audited annual Consolidated Financial Statements:

•	adjusted EBITDA / adjusted financial expenses equal to or higher than 3.50;
•	adjusted net debt / adjusted EBITDA equal to or lower than 3.00; and
•	other onerous debt / adjusted EBITDA equal to or lower than 1.00 (where “other onerous debt” is equal to the sum of (i) social security liabilities and health care plans, (ii) installment payments of tax debt and (iii) installment payments of debt with electricity providers).

B.       If any one of the ratios specified in A. above is not met in any two or more quarters, consecutive or not, within a twelve-month period, we shall be deemed to be in non-compliance with the first band ratios and must, as a result, automatically increase the amount passing through the blocked collateral account by 20%, provided that the following second band ratios are met:

•	adjusted EBITDA / adjusted financial expenses lower than 3.50 but equal to or higher than 2.80;

•	adjusted net debt / adjusted EBITDA equal to or lower than 3.80 but higher than 3.00; and
•	other onerous debt / adjusted EBITDA equal to or lower than 1.30 but higher than 1.00.

C.       If any one of the second band ratios specified in B. above is not met for any one quarter, or if we are required to but fail to ensure that the increased monthly amount specified in B. above passes through the blocked collateral account, then we shall be deemed to be in non-compliance with its ratio covenants, in which case BNDES may at its discretion:

•	require us to provide additional financial guarantees within a deadline specified by BNDES, which may not be less than 30 days;
•	suspend the release of funds; and/or
•	declare the financings to be immediately due and payable.

Additionally, since 2018, we are subject to financial covenants under the new financing agreements executed with CEF. These financial covenants require us to maintain the following financial indexes, calculated for the past 12 months on a quarterly basis:

•	adjusted EBITDA / adjusted financial expenses, equal to or greater than 2.80;
•	adjusted net debt / adjusted EBITDA, equal to or lower than 3.80;
•	other onerous debt / adjusted EBITDA equal to or lower than 1.30.

These agreements provide that disbursements may be suspended if any of these covenants are not being complied with. In the event of non-compliance with the terms of these agreements, CEF may request the anticipated payment of the entire loan.

The agreements with CEF also contain a cross-default clause and an early maturity clause. In the event of non-compliance with the terms of the contract, the CEF can request the anticipated payment of part or all of the loan. See Note 17 to our 2025 Consolidated Financial Statements included in this annual report. The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2025.

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

Restrictive Ratios
Adjusted EBITDA / adjusted financial expenses	Equal to or higher than 2.80:1.00
EBITDA/paid financial expenses	Equal to or higher than 2.35:1.00
Adjusted net debt / adjusted EBITDA	Equal to or lower than 3.80:1.00
Net debt/adjusted EBITDA	Equal to or lower than 3.50:1.0
Other onerous debt(1)/ adjusted EBITDA	Equal to or lower than 1.30:1.00
(1)	“other onerous debt” corresponds to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2025 and 2024, we complied with all the covenants of our loans and financing agreements.

Recent Developments

Offering and Sale of Debentures

On February 10, 2026, we completed our 38th issuance of simple, non-convertible, unsecured debentures, with an aggregate principal amount of R$6,292.1 million, in five series, including: (i) a first series with an aggregate principal amount of R$1,635.7 million, bearing interest at 6.2907% p.a., maturing in February 2036; (ii) a second series with an aggregate principal amount of R$1,364.7 million, bearing interest at 6.3507% p.a., maturing in February 2038; (iii) a third series with an aggregate principal amount of R$1,291.7 million, bearing interest at 6.2467% p.a., maturing in February 2041; (iv) a fourth series with an aggregate principal amount of R$1,000.0 million, bearing interest at CDI index plus a spread of 0.64% p.a.; and (v) a fifth series with an aggregate principal amount of R$1,000.0 million, bearing interest at CDI index plus a spread of 0.72% p.a.

These debentures were offered and sold in Brazil exclusively to professional investors (investidores profissionais), as defined under applicable CVM regulations.

US$1,500 Million Loan Agreement and US$1,350 Million Blue Bond Issuance

On January 26, 2026, we entered into a loan agreement with the Inter-American Investment Corporation, consisting of (i) a senior unsecured loan in an aggregate principal amount of US$150.0 million, issued in a single tranche and maturing in 2038 (the “Term Loan A”), and (ii) a blue unsecured loan in an aggregate principal amount of US$1,350.0 million, issued in two tranches maturing in 2031 and 2036, respectively (the “Term Loan B” and, together with the Term Loan A, the “Loans”).

The Term Loan B serves as the underlying asset for the issuance of two series of blue senior secured notes by Nova Securitisation S.À.R.L, including a US$850.0 million in aggregate principal amount of 5.750% blue senior secured notes due 2031, and a US$500.0 million in aggregate principal amount of 6.500% blue senior secured notes due 2036 (“Blue Bonds”). The Blue Bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange. The Blue Bonds were offered solely to qualified institutional buyers in the United States under Rule 144A and to eligible purchasers in other jurisdictions (excluding Brazil and the U.S.) under Regulation S of the U.S. Securities Act of 1933, as amended. The offering and sale of the Blue Bond were completed on February 3, 2026.

We intend to use the net proceeds from the Loans and the Blue Bonds for projects supporting our universalization targets for basic sanitation in the Brazilian state of São Paulo, including construction and upgrading of sewage treatment facilities and expansion of collection systems.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State of São Paulo.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. For the year ended December 31, 2025, we recorded R$15.2 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. We have budgeted investments in the amount of approximately R$70 billion from 2024 through 2029. For more information, see “Item 4.A. History and Development of the Company—Main Focus of our Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity in an amount equal to or greater than 25% of the amounts available for distribution. In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on July 22, 2024, establishes that this percentage was maintained until 2025. After 2025, it may be increased to 100% in 2030, provided we reach the Universalization Targets. We declared dividends of R$2,381.6 million, R$2,549.8 million and R$984.5 million in the years ended December 31, 2025, 2024 and 2023, respectively. The Basic Sanitation Law prohibits the distribution of profits and dividends from the Concessionaire that fails to comply with the targets and schedules set out in the respective Contracts. For more information, see “Item 3.D. Risks Relating to Our Common Shares and ADSs—We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.”

Judicial payment orders (precatório)

As of December 31, 2025, we have judicial payment orders issued in our favor in the inflation adjusted amount of R$ 814.3 million, which are not recognized in our 2025 Consolidated Financial Statements because of the difficulty to obtain a reasonable estimate to measure such assets, due to the uncertainties related to the beginning and the end of the payments. Judicial payment orders are recognized upon the beginning of their receipt or when they are traded. For more information on judicial payment orders, see Note 10 to our 2025 Consolidated Financial Statements included in this annual report.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our liquidity and capital resources for the year ended December 31, 2024 compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2025, except for the unrecorded contractual commitments described in the table below.

Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2025 were:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of reais)
Borrowings and financing	5,092.8	4,053.9	11,509.0	19,486.6	40,142.3
Interest on borrowings and financing(1)	3,497.1	7,363.3	6,334.3	7,613.3	24,808.0
Trade payables and contractors	2,400.0	-	-	-	2,400.0
Services payable	2,772.4	-	-	-	2,772.4
Public-Private Partnership - PPP	239.1	478.1	478.1	2,130.4	3,325.7
Interest Public-Private Partnership - PPP	230.6	514.9	590.6	3,311.8	4,647.9
Contractual obligations(2)	19,289.4	12,201.4	3,441.4	4,101.3	39,033.4
Total	33,521.4	24,611.6	22,353.4	36,643.4	117,129.7
(1)	Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2025. However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross-default clauses.
(2)	The unrecorded contractual commitments are the future obligations of investments and expenses as set out in Note 34 to our 2025 Consolidated Financial Statements.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the interest rates on our indebtedness outstanding as of December 31, 2025, see Note 17 to our 2025 Consolidated Financial Statements, included elsewhere in this annual report.

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

We won the Valor Inovação Brasil 2024 award, winning first place in the “Infrastructure” segment, which also incorporates the sanitation sector. The award is promoted by the newspaper Valor Econômico and Strategy&, which is PwC’s strategic consultancy. The award evaluates the innovative renewal of organizations in four major blocks: planning, execution, results and recognition. Our third place in 2022, second place in 2023 and first place in 2024, shows our role in innovation in the sanitation sector. In addition, considering the general ranking of the 150 most innovative companies in Brazil in all 25 mapped segments, we were ranked 11th in the same award.

We set up a Corporate “Research, Technological Development and Innovation” Program, which allows us to differentiate the financial resources spent specifically for this purpose within our budget structure. For the year ended December 31, 2025, we allocated R$76.8 million to Research, Development and Innovation (“RD&I”) projects solely through the corporate innovation area. These resources are a differential in our results and indicate our capacity for innovation and pioneering, which can bring fiscal, tariff and financial advantages. We carry out several actions for the implementation of innovative technological solutions systematically throughout our company. These solutions are aimed at improving construction and operational processes for water and wastewater systems, water and wastewater treatment solutions, asset control and management, renewable energy generation processes, energy efficiency, user relationship technologies, circular economy projects, waste reduction or reuse methods, among others. Some may even represent new business opportunities.

In addition, we have submitted several innovation projects to the Brazilian Ministry of Science and Technology, requesting tax benefits provided for in certain Brazilian laws such as the “Lei do Bem” (Federal Law nº 11.196/2005). For the 2023 calendar year, 100% of our claims for RD&I expenditures were approved by that Ministry, totaling approximately R$66.2 million, which represents a tax credit of more than R$18.0 million for the company. Currently under review are our reimbursement requests for the 2024 calendar year, submitted in September 2025, totaling approximately R$79.4 million in R&D expenses, which, if totally approved, will represent a tax credit of over R$21.6 million, expanding the mechanisms for financial incentives for innovation. In addition, based on programs already in place in the power and gas sectors, we maintain a portfolio of prioritized projects with ARSESP (regulatory agency) in its Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services (PD&I Program), which requires the application of the 0.05% of revenue to RD&I projects. Accordingly, the first cycle of the program, covering the tariff cycle 2021-2025, is in its final phase of completion. ARSESP has extended this first cycle of the program to include 2025. The total financial amount approved in the PD&I Program has surpassed R$41.0 million, to be applied in 14 projects approved by ARSESP to be carried out by the end of the cycle, in order to meet the goal of the current cycle, of which approximately R$14.8 million were executed in 2025.In line with business planning, the structuring of RD&I actions is based on the concept of a circular economy; that is, focused on the intelligence of nature, the circular process opposes the traditional linear production process. As part of this concept, residues are inputs to produce new products and new cycles. We have highlighted below certain RD&I projects that use the concept of a circular economy, which strongly supports resource recovery, as part of the processes for the water and sewage treatment.

The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the sewage treatment plant in the municipality of Franca aims to optimize processes and transform the site into a resource recovery plant. Since 2018, a biogas upgrade project in this sewage treatment plant has been producing biomethane for vehicle use. This sewage treatment plant treats an average of 500 liters per second of sewage and produces around 2,500 m³ of biogas per day. The upgrade system can produce biomethane to replace 1,500 liters of common gas daily. The biomethane currently supplies part of our Franca fleet. As a result of the tests carried out, we are studying the replication of the technology in other large-scale sewage treatment plants located in the São Paulo metropolitan region and in the countryside of the State of São Paulo.

In the same plant, we developed and are operating a sludge dryer based on solar radiation. The project also provides for other actions under development , such as the use of energy from hydraulic sources, as well as other beneficial applications of biogas such as the thermal sludge drying system currently being implemented.

At the Barueri city sewage treatment plant, we implemented a plasma gasification system for the processing of sludge generated. At the end of the process, this system generates inert vitreous residue with a drastic reduction in its volume, with a potential for reuse as raw material in construction, meaning it does not need to be disposed of in landfills.

In 2024, we concluded the installation of a pilot thermal sludge treatment plant using pyrolysis. In 2025, we performed operational tests to evaluate the potential of byproducts generated, such as biocarbon, pyrolytic oil and synthesis gas.

In another ongoing project, results of the studies conducted under the Support Program for Research in Partnership for Technological Innovation (PITE-SABESP/FAPESP) in collaboration with UNESP and EMBRAPA were presented. These studies focused on transforming sludge waste from Water Treatment Plants into raw materials for civil engineering and agriculture, adding value to this byproduct.

As a component of our partnership with FAPESP, financial resources are invested equally to subsidize and support the development of basic and applied research projects under the Support Program for Research in Partnership for Technological Innovation for research projects in academic or research institutions, whose themes originated from the demands pointed out by the operational areas. This partnership has already resulted in 19 projects with different universities, such as: USP, Technological Institute of Aeronautics, UNIFESP, National Institute for Space Research and UNESP. The partnership provides for a non-refundable financing of R$50.0 million, divided equally between us and FAPESP. Projects from the first and second collaborative calls led to the filing of seven national patent applications before the INPI, three of which were granted, and also two international patent applications under the PCT system before the World Intellectual Property Organization, of which one was granted, and two software registration requests. The 12 projects selected in the third call for proposal, two have already been completed and another ten are currently in the development phase.

Another innovative project that we have implemented is the Pinheiros River Oxygenation System. This project is being developed alongside other sanitation programs in Rio Pinheiros. The project consists of the implementation of an innovative oxygenation technology called SDOx. This technology, unlike conventional aeration technologies, has the potential to transfer a greater amount of oxygen to the water, through a supersaturated solution and its dispersion in the water. The goal of this project is to enhance the natural self-purification process by artificially increasing the oxygen levels in the water and to verify the technical-economic feasibility of the technology, with a view to replicating it. The project is in its fourth year of operation, with satisfactory results in terms of the gradual increase in oxygen concentration in the upper channel of the river.

With the water quality data obtained with the project, a study is carried out by CETESB to assess the improvement in air quality around the Pinheiros River has shown a connection between the improvement in air quality and the improvement in the river’s water quality, as a result of the sanitation actions implemented in the Pinheiros River basin. Furthermore, in 2025 an innovative technology called water passive intake was implemented, consisting of a filter with flow control and backwashing with compressed air. This improvement aims to prevent shutdown events that were caused by the large amount of debris contained in the river water.

A new department was created in 2024 with the purpose of expanding operations to rural areas and informal urban settlements. In 2025 this department structured guidelines and a portfolio of unconventional solutions to meet the targets set in the new concession agreement, moving towards universal access.

Open Innovation

We invest in the development and implementation of initiatives as part of our open innovation concept, a concept embedded in our actions. This concept generates ideas, thoughts, processes, prospect for solutions, shares needs, and exchanges knowledge and research with the participation of internal and external segments of our company. These contributions span a diverse range of sectors, enabling us to harness innovative solutions and technologies to enhance our processes, products and services. With this, we seek innovative solutions from the productive sectors of the market, including startups, for the development of solutions.

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

A new internal innovation platform is under development, with the goal of capturing and developing innovative ideas and projects in a simplified, participatory way, open to all company employees. Through this open innovation program, we are laying the groundwork for an innovative ecosystem within the sanitation sector.

New actions implemented by SABESP in 2025 to accelerate its initiatives to encourage and promote innovation: 1) Contracting specialized innovation services through the signing of two contracts focused on the Execution of Specialized Innovation Services, encompassing the implementation of 50 open innovation initiatives or the development of prototypes of solutions based on artificial intelligence. It also includes conducting SABESP's Innovation Diagnosis and promoting structured engagement actions, such as hackathons, bootcamps, and talk series, fostering a culture of innovation among employees and partners. 2) Implementation of the SABESP Innovation Hub: This space was implemented in the São José dos Campos, Parque de Inovação Tecnológica “PIT” (Technological Innovation Park), a strategic environment dedicated to the development of innovative technologies focused on the universalization of sanitation, operational efficiency, and continuous process improvement.

We also publish the DAE Magazine a continuous-flow engineering journal produced by a dedicated team of opinion leaders that had released over 250 editions since its inaugural edition. This journal was ranked as “B1” category publication in the Qualis/CAPES system. Through the dissemination of technical and scientific articles covering topics related to basic and environmental sanitation, DAE Magazine’s objective is to foster and propagate advancements in processes, innovations and technological breakthroughs.

D.       Trend Information

We expect to continue operating in a competitive and regulated environment, which may place pressure on our profitability and on the performance of our assets. The following list sets out what we believe to be the most important trends, uncertainties, and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity, and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	Following the consummation of our privatization in July 2024, investment levels and capital expenditure activities increased significantly throughout 2024 and 2025, primarily in connection with the advancement of universalization targets under the Concession Agreement for URAE-1. We invested approximately R$10.6 billion in the period following privatization, with a substantial acceleration in 2025, including approximately R$6.5 billion invested in the first half of 2025 alone. These investments support the advancement of the universalization targets, which we expect to meet by 2029, but also create exposure to uncertainties such as pressure on supply chains, higher construction costs, and the need to operate in areas with complex engineering challenges, including informal settlements and rural zones. These factors may materially affect our cost structure, timelines, and capital requirements. For further information, see “Item 3.D. Risk Factors — Risks Relating to the Regulatory Environment — We are exposed to risks associated with the Concession Agreement for URAE-1, which may materially impact our financial condition and operating results.”
•	The New Legal Framework continues to introduce significant regulatory requirements, including stricter oversight, progressive universalization metrics, and potential tariff implications. ANA’s Reference Standard No. 08/2024, which became effective in May 2024, establishes clearer responsibilities for service providers, mandates quality standards, and reinforces the need for progressive expansion of service coverage. While these regulations aim to harmonize rules nationwide, they also create uncertainties regarding compliance costs, competitive dynamics, and the potential need to seek the restoration of economic and financial equilibrium under our concession agreements, particularly as municipalities formalize regionalized service structures under the New Legal Framework for Basic Sanitation.
•	Our operations remain exposed to droughts, storms, and other extreme weather conditions that may disrupt production, energy supply, and service continuity. In 2025, we experienced one of the driest periods in the Southeast region of Brazil in the past decade, adversely affecting the storage levels of our water sources. More broadly, torrential rainfall events and severe storms have increasingly caused interruptions due to impacts on energy distribution infrastructure, reducing production capacity and increasing operational risk.

These risks may adversely affect water availability for abstraction, treatment, and distribution, and may have a material adverse effect on our financial condition and results of operations. For more information, see “Item 3.D. Risk Factors — Risks Relating to Environmental Matters and Physical and Climate Transition Risks — Extreme weather conditions and climate change may have a material adverse impact on our business, financial condition or results of operations” and “Item 3.D. Risk Factors — Risks Relating to Environmental Matters and Physical and Climate Transition Risks — Droughts, such as the 2014 – 2015 water crisis, can cause a material impact on consumption habits and, consequently, on our business, financial condition or results of operations.”

In addition to the information set out above, see “Cautionary Statements About Forward-Looking Statements” for further information related to our forward-looking statements, and “Item 3.D. Risk Factors” for a description of certain factors that could affect our industry and our own performance in the future.

E.       Critical Accounting Estimates

The disclosures related to judgements and estimates can be found in Note 6 to our 2025 Consolidated Financial Statements, which are included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of nine directors, and a board of officers, which currently consists of up to seven statutory executive officers.

Board of Directors

Our bylaws provide for a total of nine regular members for the Board of Directors, elected and removable by the General Shareholders's Meeting, serving a unified term of up to two years and such term may be renewed without limitation.

In addition, at least three members of the Board of Directors must be independent, in accordance with our bylaws and the definition of the Novo Mercado Listing Regulation and of the CVM regulation, and the characterization of the nominees to the Board of Directors as independent members must be decided at the General Assembly that elects them.

On September 27, 2024, a special shareholders’ meeting was held, during which the shareholders voted on the election of members of the Board of Directors for a new mandate and on the appointment of independent members of the Board of Directors. Three of these members were already part of our Board of Directors. Following the resignation of Mr. Tiago de Almeida Noel, one of our then directors, on March 2, 2026, the Board of Directors appointed Mr. Eduardo Parente Menezes to serve as a director until the Annual and Extraordinary Shareholders’ Meeting held on April 28, 2026. At such meeting, the shareholders elected Mr. Eduardo Parente Menezes to complete the remaining term of office. The terms of office of the current directors will end in September 2026, when the current members will be up for reelection.

Our Board of Directors ordinarily meets at least eight times per year or, when necessary for the interests of our company, when called by at least three members or the chairman. Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, year of birth, positions, dates of election and brief biographies of the members of our Board of Directors as of the date of this annual report:

Director	Year of Birth	Position	Date of First Mandate	Date of Election
Alexandre Gonçalves Silva	1945	Chair - Independent Member	October 1, 2024	September 27, 2024
Anderson Marcio de Oliveira	1982	Member	May 8, 2023	September 27, 2024
Augusto Miranda da Paz Júnior	1958	Member	October 1, 2024	September 27, 2024
Claudia Polto da Cunha	1967	Member	October 1, 2024	September 27, 2024
Gustavo Rocha Gattass	1975	Independent Member	April 26, 2024	September 27, 2024
Karla Bertocco Trindade	1976	Member	May 4, 2023	September 27, 2024
Mateus Affonso Bandeira	1969	Independent Member	October 1, 2024	September 27, 2024
Eduardo Parente Menezes	1971	Member	March 2, 2026	April 28, 2026
Tinn Freire Amado	1976	Member	October 1, 2024	September 27, 2024

Alexandre Gonçalves Silva holds a degree in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro. Mr. Silva served as a member of the Board of Directors of EMBRAER from 2011 to 2025, serving as Chairman from 2012 to 2025. He previously served as President of GE Brazil (2001–2007), President of GE CELMA (1989–2001), Manager at Motortec (1976–1989), Engineer at CTA (1974–1976), and Engineer at VARIG (1968–1974).

Anderson Marcio de Oliveira holds a Law degree from the Catholic University of Pernambuco, a Master’s degree in Public Law from the Federal University of Pernambuco, and a Master's degree in Regulatory Law from Fundação Getúlio Vargas, as well as an LL.M. in State Law and Regulation, also from Fundação Getúlio Vargas. He also received executive education from the Harvard Kennedy School in “Creating Collaborative Solutions: Innovation in Governance” and “Infrastructure in a Market Economy: Public-Private Partnerships in a Changing World.” He currently serves as a member of the Board of Directors of Sabesp (since 2023) and as Executive Secretary at the Secretariat for Environment, Infrastructure, and Logistics of the State of São Paulo. He previously served as Program Director at the Ministry of Mines and Energy, coordinating actions in the electricity, oil and gas, and mining sectors, including in connection with the privatization of Eletrobrás (2019–2023); Program Director for Investment Partnerships at the Office of the President of the Republic, monitoring and structuring projects in the electricity sector across generation, transmission, and distribution (2016–2019); member of the Fiscal Council of Nuclebrás (2021–2023) and of the Santos Port Authority (2022–2023); and attorney at the National Bank for Economic and Social Development — BNDES (2010–2016).

Augusto Miranda da Paz Junior is an Electrical Engineer graduated from the Federal University of Bahia, with a specialization in Maintenance Management from Eletrobrás in partnership with PUC-Rio and the Federal School of Engineering of Itajubá, and an MBA in Electric Power Company Management from Fundação Getúlio Vargas. Since 2013, he has served as Chief Executive Officer of Grupo Equatorial, a holding company operating in the segments of electricity distribution, sanitation, transmission, telecom, services, distributed generation, and renewable energy. He joined Grupo Equatorial in 2004 as Engineering Director of CEMAR (now Equatorial Maranhão), served as Executive Vice President of Operations from 2007 to 2010, and became President of the company in 2010 before assuming the role of Chief Executive Officer of Grupo Equatorial in 2013. Prior to joining Grupo Equatorial, he held various positions in electric system management at COELBA.

Claudia Polto da Cunha holds a Law degree from the University of São Paulo, where she also completed her master’s degree, with a postgraduate specialization in Administrative Law. She served as a State Attorney for the State of São Paulo from 1991 to June 2025. She is currently a partner at Manesco Advogados and a member of the Board of Directors of Sabesp (since 2023). Ms. Polto da Cunha previously served as Deputy Attorney General of the State of São Paulo (2020–2022); Director of Corporate Affairs at Companhia Paulista de Parcerias (2006–2016); Chair of the Board of Directors of Companhia Paulista de Securitização; and as a board member of Sabesp (2014–2016 and 2020–2023), Metrô, EMTU, and EMAE. She is a board-certified director by the Brazilian Institute of Corporate Governance (IBGC) and has extensive experience in infrastructure, regulated sectors, corporate governance, and public corporate and business law.

Gustavo Rocha Gattass holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio). He currently serves as a member of the Board of Directors of Sabesp, PRIO S.A., and Canacol Energy Ltd. He previously served as a member of the Board of Directors of Copasa S.A. (2017–2023) and Serena Energia S.A. (2017–2025), as well as an alternate member of the Board of Directors of Petrobras S.A. (2015–2016), a member of the Board of Directors of BR Distribuidora (2015–2016), and an alternate member of the Board of Directors of Sanepar (2017). Mr. Gattass served as Head of the Equity Research Department at Banco BTG Pactual S.A. from 2009 to 2015, and as an Equity Research Analyst covering the oil and gas, energy, and sanitation sectors at UBS (1998–2009) and Icatu Bank (1997–1998).

Karla Bertocco Trindade holds a degree in Public Administration from Fundação Getúlio Vargas and a Law degree from the Pontifical Catholic University of São Paulo, with a postgraduate specialization in Administrative Law from the School of Law at Fundação Getúlio Vargas. She has also completed governance training through the Diversity on Boards Program — PDeC Global Program at Yale (2025) and through the Brazilian Institute of Corporate Governance (IBGC, 2020). She currently serves as a member of the Board of Directors of Sabesp (since 2023), an independent member of the Board of Directors and Chair of the Audit Committee at Orizon Valorização de Resíduos (since 2020), and an independent board member and member of the Strategy and New Business Committee at Vinci S.A. (since 2025). She previously served as a partner at Jive, formerly Mauá Capital (2020–2025); an independent member of the Board of Directors of Equatorial Energia (2022–2023) and of Corsan (2020–2022); Director of Government and Infrastructure at BNDES (2019); Chief Executive Officer of Sabesp (2018); Deputy Secretary for Partnerships and Innovation at the Government of the State of São Paulo (2015–2018); Director-General of the São Paulo State Transportation Services Regulatory Agency (ARTESP, 2011–2015); Director of Institutional Relations at the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP, 2008–2010); and Advisor to the Chief Executive Officer of Sabesp (2003–2007).

Mateus Affonso Bandeira holds a degree in Information Technology from the Catholic University of Pelotas, postgraduate degrees in Finance and Management from FGV and UFRGS, an MBA from The Wharton School of the University of Pennsylvania, and has completed the Owner and President Management Program (OPM) at Harvard Business School. He currently serves as Chairman of the Board of Directors of CVC Corp (since 2023), a member of the Board of Directors and Chair of the Audit Committee of Vibra Energia (since 2019), and a member of the Board of Directors of Intelbras (since 2022). He previously served as Chief Executive Officer of the Oi Group (January–December 2024) and as a member of the Board of Directors of Oi S.A. (2020–2024), as an independent member of the Board of Directors of Marcopolo (2022–2025), and as Chief Executive Officer and Managing Partner of Falconi, a management consulting firm (2011–2017). He served as President of Banrisul (2010–2011) and as a member of its Board of Directors (2008–2011), Secretary of Planning and Management of the State of Rio Grande do Sul (2008), and Treasurer of the State of Rio Grande do Sul (2007). He previously held roles at the Ministry of Finance and the Federal Senate, and served as a tax auditor at the Finance Secretariat of the State of Rio Grande do Sul (1993–2010). Earlier in his career, he held positions as a systems analyst, IT manager, and Chief Information Officer.

Eduardo Parente Menezes holds a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and an MBA from New York University (NYU). He has served as president and chairman of nationally significant companies, including Equatorial Energia, Yduqs, MRS Logística, Prumo Logística, and Companhia Siderúrgica do Pecém (CSP). Mr. Parente also held senior executive positions of high impact at Vale, where he led strategic processes related to concession renewals, and at McKinsey & Company, where he participated in international projects in mining, infrastructure, and operations. His professional career is marked by leadership in corporate transformations, structural renegotiations, operational expansion, corporate restructurings, and the strengthening of governance practices, with notable experience in sectors such as energy, logistics, infrastructure, education, and steelmaking. He has served on several boards of directors throughout his career and is currently Chairman of the Board of Directors of Equatorial Energia and a member of the Board of Directors of Grupo Yduqs and Sabesp.

Tinn Freire Amado holds a degree in Electrical Engineering from the Federal School of Engineering of Itajubá and a Master’s degree in Regulatory Economics and Competition Law from the University of Brasília. He currently serves as a member of the Board of Directors of Sabesp, Grupo Equatorial, and Echoenergia. Mr. Amado served as Chief Executive Officer of Echoenergia from 2022 to 2024 and as Director of Regulation and New Business at Equatorial Energia from 2008 to 2022.

Board of Executive Officers

Our Board of Executive Officers may consist of up to seven statutory executive officers, including a Chief Executive Officer, a Chief Financial and Investor Relations Officer, and the others without specific designation, who are responsible for the following areas: (i) engineering (ii) operations and maintenance; (iii) legal; (iv) customers and technology; and (v) regulation and energy procurement,all appointed by our Board of Directors for a two-year term, with permitted re-elections. Our Board of Executive Officers is composed exclusively of professionals with qualifications compatible with their duties and proven experience and capability in their respective areas. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Members of our Board of Executive Officers have individual responsibilities established by our Board of Directors, our bylaws and the internal regulation of the Board of Executive Officers.

As of the date of this annual report, we have seven statutory executive officers. The following are their names, year of birth, positions, dates of election, and brief biographies:

Statutory Executive Officer	Year of Birth	Position	Date of First Mandate	Date of Election
Carlos Augusto Leone Piani	1973	Chief Executive Officer	October 1, 2024	September 24, 2024
Daniel Szlak	1988	Chief Financial Officer and Investor Relations Officer	October 2, 2024	October 1, 2024
Débora Pierini Longo	1978	Chief Operation and Maintenance Officer	July 1, 2025	June 27, 2025
Denis Maia	1972	Chief Customer and Technology Officer	July 1, 2025	June 27, 2025
Luciane Godinho Domingues	1977	Chief Regulation and Power Procurement Officer	July 1, 2025	June 27, 2025
Maria Alicia Lima Peralta	1973	Chief Legal Officer	July 1, 2025	June 27, 2025
Roberval Tavares de Souza	1971	Chief Engineering Officer	January 31, 2023	October 1, 2024

Carlos Augusto Leone Piani holds a degree in Business Administration from IBMEC/RJ and a degree in Data Processing from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio). He is also a CFA Charterholder awarded by the CFA Institute and has completed the Owners/Presidents Management (OPM) Program at Harvard Business School. He currently serves as Chief Executive Officer at Sabesp and as a member of the Board of Directors of Hapvida Participações e Investimentos. He previously served as Chief Executive Officer of HPX Corp., the first special purpose acquisition company (SPAC) dedicated to the Brazilian market (2020–2023); Chairman of the Board of Directors of Equatorial Energia; Global Head of Strategic Initiatives and Mergers and Acquisitions at Kraft Heinz (2019) and President of Kraft Heinz Canada (2015–2019); Chief Executive Officer of PDG Realty (2012–2015); Partner and Co-Head of the Private Equity practice at Vinci Partners (2010–2015); Chief Executive Officer and Chief Financial Officer of Equatorial Energia and its subsidiaries (2004–2010); and mergers and acquisitions analyst and partner in the Illiquid Proprietary Investments area at Banco Pactual (1998–2004). He has also served as a member of the Board of Directors of several other companies.

Daniel Szlak holds a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo. He has completed executive education programs in Leadership and People Management at Insper and participated in executive development programs at Singularity University and at Harvard Business School. He currently serves as Chief Financial Officer and Investor Relations Officer at Sabesp. He previously served as Chief Financial Officer of Combio, a leading thermal energy supplier in Brazil (September 2023 – September 2024), where he was responsible for the finance, information technology, shared services center, and procurement functions. During his tenure at Kraft Heinz (January 2014 – September 2023), he served as Chief Financial Officer for Latin America and Canada and as Chief Executive Officer of the company’s operations in Venezuela. Mr. Szlak also served as a member of the Board of Directors of BR Spices (May 2022 – September 2023). Prior to that, he worked as a consultant at IGC Partners and held positions at Procter & Gamble Brazil.

Débora Pierini Longo holds a degree in Civil Engineering from Universidade Paulista (UNIP), an MBA in Strategic Socioenvironmental Management jointly offered by Fundação Instituto de Administração (FIA) and Fundação Getulio Vargas (FGV), and an MBA in Public-Private Partnerships and Concessions from Fundação Escola de Sociologia e Política de São Paulo, which included an international module at the London School of Economics. She has been a career employee at Sabesp since 1995. She currently serves as Chief Operation and Maintenance Officer at Sabesp. She previously served as Executive Assistant to the Executive Board (March 2023), Superintendent of the West Business Unit (January 2022 – January 2023), Superintendent of the North Business Unit (July 2018 – December 2021), Department Manager of the Butantã Regional Management Unit (July 2015 – June 2018), Division Manager of Large Consumers — West (January 2013 – July 2015), and Technical Planning Manager at the West Business Unit (February 2010 – January 2013), among other positions held throughout her career at Sabesp.

Denis Maia holds a degree in Computer Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio) and has completed executive education programs at INSEAD in Business Administration and Management and Blue Ocean Strategy. He currently serves as Chief Customer and Technology Officer at Sabesp. He previously served as Vice President of Corporate Development at Bemobi Mobile Tech S.A. (BMOB3). He founded Choice Technologies, a software company focused on Revenue Assurance solutions for utilities, where he served as Chairman and Chief Executive Officer, leading the company’s international expansion from Latin America to Asia and serving clients including major utilities in Brazil and internationally. Following the acquisition of Choice Technologies in 2019, Mr. Maia continued to serve as its Chief Executive Officer until early 2023. He also served as a Professor at PUC-Rio within the Department of Informatics and the Genesis Institute, teaching in the area of Business Planning.

Luciane Godinho Domingues holds a degree in Business Administration with a concentration in Finance from the Federal University of Rio Grande do Sul (UFRGS), a postgraduate degree in Economics from Fundação Getúlio Vargas (FGV), and an Executive MBA in Finance from Insper. She currently serves as Chief Regulation and Power Procurement Officer at Sabesp. She previously served as Director of Mergers and Acquisitions and New Business at Equatorial Energia S.A. (2017–2024); Manager of Mergers and Acquisitions and Business Evaluation at Alupar Investimentos S.A. (2014–2017); Strategic Planning Coordinator and New Business Consultant at Votorantim Energia, now Auren (2012–2014); Mergers and Acquisitions Specialist and Senior Financial Planning and Analysis Analyst at AES Eletropaulo (2008–2012); and Trainee and Financial Advisor at Gerdau Group S.A. (2005–2008).

Maria Alicia Lima Peralta holds a degree in Law from the Pontifical Catholic University of Rio de Janeiro and is a board-certified director by the Brazilian Institute of Corporate Governance (IBGC). She currently serves as Chief Legal Officer at Sabesp. She previously served as Director of Institutional Relations, Communications, ESG, and Diversity at Grupo Carrefour Brasil (2022–2024); Global Vice President of Legal Affairs at UnitedHealth Group and General Counsel at Amil (2016–2019); and General Counsel and Director of Institutional Relations at Souza Cruz S.A., British American Tobacco’s Brazilian subsidiary (2010–2016).

Roberval Tavares de Souza holds a degree in Civil Engineering from Universidade de Mogi das Cruzes, a postgraduate specialization in Sanitary Engineering from the School of Public Health of the University of São Paulo, an MBA in Business Management from Fundação Getulio Vargas, and has completed an executive program in Innovation Leadership at the Massachusetts Institute of Technology. He currently serves as Chief Engineering Officer at Sabesp. He served as Director of Operations and Maintenance at Sabesp from April 2023 to October 2024. Prior to that, he worked as a sanitation consultant (2022) and served at Sabesp from 1992 to 2021, where he held several management positions, including Superintendent of the Central Business Unit, Superintendent of the Southern Business Unit, Manager of Interception and Isolated Systems in the Sewage Treatment Business Unit, Administrative and Financial Manager in the Sewage Treatment Business Unit, and Regional Manager of Operations, Maintenance, and Commercial Area in the Eastern Business Unit. Mr. Souza also served as President of the Paulista Institute for Excellence in Management (Instituto Paulista de Excelência da Gestão — IPEG) from 2012 to 2014 and as President of the Brazilian Association of Sanitary and Environmental Engineering (Associação Brasileira de Engenharia Sanitária e Ambiental — ABES) from 2016 to 2020.

Additionally, our management team includes four management executives, who report to our Chief Executive Officer. The following are their names, year of birth, positions, and brief biographies:

Management Executives	Year of Birth	Position
Gustavo do Valle Fehlberg	1973	Chief Corporate Services Officer
Josué Bressane Junior	1963	Chief People Officer
Rafael Costa Strauch	1976	Chief New Business and Project Officer
Samanta I. Salvador Tavares de Souza	1975	Chief Institutional Relations and Sustainability Officer

Gustavo do Valle Fehlberg holds a degree in Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio), an MBA in Business Management from Fundação Getulio Vargas, and an MBA in Strategic Marketing from IBMEC. He currently serves as Chief Corporate Services Officer at Sabesp. He previously served as Chief Executive Officer of MobiTech Locadora de Veículos (2022–2023), Executive Director of Burger King Brazil (2011–2022), Superintendent of BRMalls (2009–2011), where he also served as Corporate Manager of New Business Development and Revitalization, Managing Partner of Outback Brazil and Starbucks Brazil (2008–2009), and General Manager of Companhia Energética do Maranhão (CEMAR) (2004–2008).

Josué Bressane Junior holds a degree in Psychology from the Pontifical Catholic University of Campinas, a postgraduate degree in Human Resources from PUC-Rio, an MBA in Business from COPPEAD/UFRJ, and has completed the Advanced Human Resources Program at the Ross School of Business, University of Michigan. He also holds an international coaching certification from Columbia University. He currently serves as Chief People Officer at Sabesp. He has over 30 years of experience in people management, strategic planning, and performance management, having held executive leadership roles in human resources and organizational strategy at several organizations, including Ambev, Sony Music, Grupo Ultra, AGV Logística, and CBC. He previously served as Consulting Director for the Performance Management practice at LHH (2018–2022), co-founder of GEMTE Consulting, and partner at Falconi Gente, B2People Executive Search, and Gtr3s Consulting. He has also served as External Senior Advisor at Vibra Energia (2020–2022) and CVC Corp (2023–2024).

Rafael Costa Strauch holds a Bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ), a Bachelor’s degree in Business Administration with a concentration in Finance from IBMEC, and a Master’s degree in Economics from the Getulio Vargas Foundation (FGV/RJ). He currently serves as Chief New Business and Project at Sabesp, having previously held the position of Chief of Staff at Sabesp from 2023 to 2024. He has been a career employee of BNDES since 2004 and is currently on leave, having held various executive positions and acquired extensive experience in the analysis and structuring of long-term project financing, capital markets, and data science.

Samanta I. Salvador Tavares de Souza holds a degree in Business Administration with an emphasis on Foreign Trade from Universidade Metodista de São Paulo, a postgraduate degree in Accounting and Financial Administration from Fundação Armando Alvares Penteado (FAAP), an extension program in Marketing from Fundação Getúlio Vargas (FGV), an Executive MBA from FIA/USP, and has completed an executive education program in Business Administration at Columbia University. She currently serves as Chief Institutional Relations and Sustainability Officer at Sabesp. She previously served as Deputy Secretary for Water Resources and Basic Sanitation of the State of São Paulo (2023–2024). She has worked at Sabesp for more than 25 years, having served as Executive Assistant to the Board of Executive Officers, Head of Customer Experience, and in several other positions across the areas of Integrated Water Planning, Sewage, Commercial Operations, Large Consumers, Controllership, and Accounts Payable.

B.       Compensation

Pursuant to Brazilian Corporation Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our Board of Directors, members of our Fiscal Council, and our executive officers. In accordance with CVM Regulation, we are required to periodically disclose certain information on aggregate compensation, including averages and fringe benefits.

In the years ended December 31, 2025, 2024, and 2023, the aggregate compensation, including taxes, social contribution charges, and benefits-in-kind, paid to members of our Board of Directors, Board of Executive Officers, and Fiscal Council for services in all capacities was R$63.1 million, R$11.3 million, and R$10.5 million, respectively.

The table below sets forth the breakdown of the total compensation received by our directors and members of our Board of Executive Officers and Fiscal Council and other data related to their compensation for the periods indicated:

	Year ended December 31
	2025	2024	2023
	(R$ in thousands)
Total compensation per administrative body
Board of Directors	13,106	2,274	2,185
Board of Executive Officers	49,340	8,577	7,919
Fiscal Council	611	478	354
Total amount of compensation	63,057	11,308	10,458
Number of members (individuals)
Board of Directors	9	10.50	11.33
Board of Executive Officers	7	6	5.50
Fiscal Council	5	4.67	4.08
Fixed annual compensation
Salary
Board of Directors	10,725	1,750	1,968
Board of Executive Officers	7,893	4,003	3,464
Fiscal Council	611	368	272
Direct and indirect benefits
Board of Directors	2,380	524	503
Board of Executive Officers	1,949	2,169	1,991
Fiscal Council	-	111	82
Variable compensation
Bonus and share-based compensation
Board of Directors	-	-	-
Board of Executive Officers	39,499	2,300	2,073
Fiscal Council	-	-	-
Maximum amount of compensation
Board of Directors	2,317	298	164
Board of Executive Officers	20,986	1,614	1,736
Fiscal Council	126	77	57
Minimum amount of compensation
Board of Directors	1,144	186	138
Board of Executive Officers	3,169	1,614	924
Fiscal Council	126	7	57
Average amount of compensation
Board of Directors	1,458	181	193
Board of Executive Officers	9,868	1,171	1,440
Fiscal Council	165	122	87

At our annual and extraordinary shareholders’ meeting held on April 28, 2026, our shareholders approved aggregate compensation of R$71.2 million payable to the members of our Board of Directors, Fiscal Council, and Board of Executive Officers in 2026. The remuneration proposal for 2026 is consistent with the Remuneration Policy approved by our Board of Directors on March 24, 2025, as amended.

On April 29, 2025, our shareholders approved our Restricted Shares Plan and our Performance Shares Plan, which are key components of our long-term incentive program, designed to align the interests of our Executive Officers with our long-term objectives, particularly the universalization target.

Incentive Plans

Restricted Shares Plan

The Restricted Shares Plan provides for the grant of restricted shares to eligible participants. These shares vest over a specified period based solely on time-based conditions, without performance metrics. The plan is designed to promote retention and encourage sustained commitment to our strategic goals, particularly those outlined in the Concession Agreement for URAE-1. This plan incentivizes long-term commitment by tying share vesting to continued employment, with the potential for early vesting linked to achieving critical universalization targets. The principal terms of the Plan are as follows:

•	Eligibility: Statutory officers, employees, and service providers of our company or our subsidiaries may be selected by the Board of Directors to participate in the Plan.
•	Vesting Period: The vesting of the restricted shares is conditioned on the participant remaining continuously employed by or engaged with us as an officer, employee, or service provider for a total vesting period of four years, with 25% of the restricted shares vesting each year from the grant date. The vesting period for the Chief Executive Officer is structured over eight years, with a gradual vesting schedule as follows: 5% after one year, 10% after two years, 15% after three years, 20% after four years, 20% after five years, 15% after six years, 10% after seven years, and 5% after eight years.
•	Acceleration Clause: Vesting may be accelerated in October 2030 if the Universalization Factor (U Factor) goals, as defined in the Concession Agreement for URAE-1, are met, allowing all unvested restricted shares to vest fully if the participant remains employed by us at that time.
•	Grant Allocation: In 2026, restricted shares constitute up to 22% of the total share-based long-term incentive grant, with the remaining 78% allocated to performance shares.
•	Condition: Vesting is contingent on the participant remaining employed by us throughout the vesting period.
•	Accounting: The fair value of restricted shares granted in 2025 is part of the R$145.0 million aggregate value of our long-term incentive program, with expenses recognized from 2025 to 2032 (for the Chief Executive Officer) or from 2025 to 2029 (for other executive officers).

For further details about our Restricted Shares Plan, see our current report on Form 6-K furnished to the SEC on April 11, 2025, which is not incorporated by reference herein.

The table below sets forth description of our outstanding grants to the persons described in item “—A. Directors and Senior Management” under our existing Restricted Shares Plan, as of the date of this annual report.

	Restricted Stock Unit (1)
	Grant on April 29, 2025 (2)	Grant on December 19, 2025 (3)	Total
Directors	—	—	—
Executive Officers	228,234	35,835	264,069
Management Executive	25,240	25,220	50,460
Total	253,474	61,055	314,529

(1)	Each restricted stock unit (“RSU”) represents the contingent right to receive one common share. Upon vesting of the RSUs, we shall transfer common shares from treasury to each participant. Participants are not required to pay a purchase price to receive such common shares. For more information on our Restricted Shares Plan, see “—B. Compensation.”
(2)	RSUs will vest pro rata on each of May 1, 2026, May 1, 2027, May 1, 2028 and May 1, 2029, subject to continued service with our company. Particularly to Carlos Augusto Leone Piani, RSUs granted on April 29, 2025 will vest pro rata on each of May 1, 2026, May 1, 2027, May 1, 2028, May 1, 2029, May 1, 2030, May 1, 2031, May 1, 2032 and May 1, 2033, subject to continued service with our company.
(3)	RSUs will vest pro rata on each of January 1, 2027, January 1, 2028, January 1, 2029 and January 1, 2030, subject to continued service with our company.

Performance Shares Plan

The Performance Shares Plan provides for the grant of performance shares that vest over a five-year cycle, contingent on both time-based and performance-based conditions, specifically the achievement of the U Factor and Total Shareholder Return (“TSR”) targets. The plan incentivizes sustained performance and value creation for shareholders by linking share vesting to critical operational and financial metrics, tying share vesting to the achievement of universalization goals and shareholder value creation in alignment with our strategic priorities. The principal terms of the Plan are as follows:

•	Eligibility: Statutory officers, employees, and service providers of our company or our subsidiaries may be selected by the Board of Directors to participate in the Plan.
•	Vesting Period and Structure: The plan operates over a five-year vesting cycle (2025–2030), with shares divided into five lots: Lot 1 (15.38%), Lot 2 (15.38%), Lot 3 (15.38%), Lot 4 (23.08%), and Lot 5 (30.78%) of the total target amount. Vesting is assessed annually based on performance metrics, with shares vesting partially each year if conditions are met. For the Chief Executive Officer, shares are delivered only at the end of the five-year cycle, while for other officers, shares are delivered annually after performance measurement.
•	Performance Conditions:

U Factor: The U Factor measures deviation from universalization targets established by the Concession Agreement for URAE-1, and is measured annually to assess progress in achieving those goals. Vesting ranges from 0% to 100% of each lot’s target amount based on U Factor achievement as follows:

o	0.0% < U Factor ≤ 1.0%: 100% vesting.
o	1.0% < U Factor ≤ 3.0%: Linear interpolation between 0% and 100%.
o	U Factor > 3.0%: 0% vesting.

TSR (Total Shareholder Return): TSR is measured annually and may increase vesting above 100% of each lot’s target amount, up to a maximum of 150% for the Chief Executive Officer and 120% for other officers, as follows:

o	TSR ≤ IPCA + 9.0%: 100% (no increase).
o	IPCA + 9.0% < TSR ≤ IPCA + 13.0%: Linear interpolation between 100% and 120% (or 150% for the for the Chief Executive Officer).
o	TSR > IPCA + 13.0%: 120% (or 150% for the Chief Executive Officer).
•	Employment Condition: Participants must remain employed by us until the U Factor determination date for each lot to receive vested shares.

•	Grant Allocation: In 2026, performance shares constitute at least 78% of the total share-based long-term incentive grant, with the remaining 22% allocated to restricted shares.
•	Accounting: The fair value of performance shares granted in 2025 is part of the R$145.0 million aggregate value of our long-term incentive program, with expenses recognized from 2025 to 2029.
•	Public Monitoring: U Factor updates are audited annually by ARSESP.

For further details about our Performance Share Plan, see our current report on Form 6-K furnished to the SEC on April 11, 2025, which is not incorporated by reference herein.

The table below sets forth description of our outstanding grants for each of the groups of persons described in item “—A. Directors and Senior Management” under our existing Performance Share Plan, as of the date of this annual report.

	Performance Shares
	Grant on April 29, 2025	Total
Directors	—	—
Executive Officers	907,084	907,084
Management Executive	319,782	319,782

Restricted Shares Plan – Star Bonus

Our Restricted Shares Plan – Star Bonus provides for the grant of restricted shares that vest over a, at least, three-year cycle, subject to continued service and individual performance, with the objective of recognizing and retaining high-performing employees and strengthening alignment with our long-term strategic goals. Grants are structured as matching restricted shares in an amount equal to the profit-sharing granted for that specific year, in addition to the cash bonus.

•	Eligibility: Statutory officers, employees and service providers of our company or our subsidiaries may be selected by our Board of Directors to participate in the plan. Each fiscal year, up to 5% of our total employees may be selected to receive grants under the plan. Employees who are selected in a given fiscal year are not eligible to receive a new grant in the immediately subsequent fiscal year.
•	Plan Size: The total number of shares that may be delivered under the plan, considering all grants during its term, is limited to 0.2% of our total share capital on a fully diluted basis, subject to adjustments in the event of share bonuses, splits or reverse splits, as provided in the plan.
•	Vesting Period and Structure: Restricted shares granted under the plan are subject to a minimum three-year vesting period, conditioned on the continuous service of the participant as an officer, employee or service provider of our company or our subsidiaries. 50% of the granted shares vest on the second anniversary of the grant date and the remaining 50% vest on the third anniversary of the grant date. Once the vesting conditions are met, we must transfer the vested shares to the participant within up to 60 days.
•	Settlement: Participants are not required to pay any exercise price or make any cash outlay for the restricted shares. Upon vesting, we transfer shares from treasury to participants in accordance with applicable law.
•	Corporate Events and Tender Offers: The plan includes specific provisions to address corporate events such as mergers, spin-offs, business combinations and other reorganizations. In these cases, our Board of Directors and the entities involved may determine, at their discretion, the substitution of grants by securities of a successor entity, the acceleration of vesting and/or cash settlement of awards. The vesting schedule may also be accelerated, and vested grants settled in shares or cash within a defined period, in certain events, including change-of-control and termination scenarios, and in the event of tender offers for delisting or exit from the Novo Mercado segment.

•	Estimated Expense: We estimate that the expenses related to the first grant, to be made in 2026, under the plan, calculated in accordance with IFRS 2, will be approximately R$5.0 million.

For 2026, the approved limit for management long-term variable compensation, including as a result of our incentive plans described above, is R$23.5 million.

C.       Board Practices

The members of our Board of Directors are elected at the annual general shareholders’ meeting for a two-year term and may be re-elected without limitation. Our Board of Directors usually meets once a month or whenever convened by the majority of its members or by the chair of the board. For further information, see “Item 6.A. Directors and Senior Management — Board of Directors.”

Meetings of our Board of Executive Officers are generally held once a week or whenever convened by our chief executive officer or jointly by two executive officers without specific designation. For further information, see “Item 6. A. Directors and Senior Management — Executive Board.”

None of our directors or statutory officers is a party to any employment agreement that provides for benefits in the event of termination of their position.

Fiscal Council (Conselho Fiscal)

Our Fiscal Council, which is established on a permanent basis, consists of a minimum of three and a maximum of five full members, with an equal number of alternates. Currently, our fiscal council is composed of five full members and five alternates.

The main responsibility of the fiscal council, which is independent from management and from the external auditors appointed by our board of directors, is to review our consolidated financial statements and issue an opinion to our shareholders. The fiscal council generally meets once a month.

Presented below are the names, year of birth, position, date of election, and brief biographies of the current full and alternate members of our Fiscal Council, as of the date of this annual report:

Fiscal Council Members	Year of Birth	Position	Date of First Mandate	Date of Election
Aristóteles Nogueira Filho	1985	Member	October 1, 2024	April 28, 2026
Gisomar Francisco de Bittencourt Marinho	1964	Member	April 26, 2024	April 28, 2026
Hamilton Valente da Silva Junior	1976	Member	October 1, 2024	April 28, 2026
Maria Salete Garcia Pinheiro	1955	Member	October 1, 2024	April 28, 2026
Thiago Mesquita Nunes	1986	Member	April 28, 2026	April 28, 2026
Vanderlei Dominguez da Rosa	1963	Alternate	October 1, 2024	April 28, 2026
Marizio Martins da Costa	1952	Alternate	April 30, 2025	April 28, 2026
Dorgival Soares da Silva	1956	Alternate	October 1, 2024	April 28, 2026
Adilson Celestino de Lima	1963	Alternate	October 1, 2024	April 28, 2026
Elaine Mirela Lourenço	1975	Alternate	April 28, 2026	April 28, 2026

Aristóteles Nogueira Filho has extensive professional experience in the financial sector, with expertise across various industries, including oil and gas, commodities, and consumer goods. He began his career in the financial market in 2006, holding positions at Santander, Société Générale, and Safra. He subsequently served in roles at major Brazilian asset management firms, including Opportunity, Truxt, and XP, focusing on equity analysis and portfolio management. He holds a degree in Engineering from the State University of Campinas (UNICAMP) and a specialization in Mechatronics Engineering from the École Nationale Supérieure d’Arts et Métiers (ENSAM). He also holds several certifications, including CFA, CGA, CPA-20, and CNPI, and has completed courses in business analysis (Massachusetts Institute of Technology), corporate law (Fundação Getulio Vargas), board development (Fundação Dom Cabral), and Fiscal Council practices (IBGC). Mr. Nogueira Filho currently serves as a member of the fiscal councils of Sabesp, Vale S.A., B3 S.A. — Brasil, Bolsa, Balcão, and MRV Engenharia e Participações S.A., and as a board member of Instituto Ponte, an NGO focused on education.

Gisomar Francisco de Bittencourt Marinho holds a degree in Economics from the Federal University of Rio de Janeiro (UFRJ), a postgraduate degree in Economic Engineering and Industrial Administration (UFRJ), a Master's degree in Business Administration (COPPEAD/UFRJ), and an MBA in Electric Power Business Management (FGV). He currently serves as a Full Member (Chair) of the Fiscal Council of Axia Energia and as a Full Member of the Fiscal Council of Sabesp, and also works as an Associate Consultant at HQR Consultoria e Assessoria Empresarial. He previously served as Consultant (Project Director) at Galeazzi & Associados (August 2023 – October 2024), Chief Administrative and Financial Officer and Investor Relations Officer at Light S.A. (2021–2022), Chief Financial Officer and Investor Relations Officer at Log-In Logística Intermodal S.A. (2018–2020), and Chief Financial Officer and Investor Relations Officer at UNIDAS S.A. (2011–2018).

Hamilton Valente da Silva Júnior holds a degree in Engineering from the Military Institute of Engineering (IME), with academic experience at the École Supérieure d’Électricité (Supélec), and an Executive MBA from COPPEAD/UFRJ. He currently serves as a full member of the Fiscal Council of Sabesp and as Advisory Board Member and Manager at Opportunity. He previously served as Chief Operating Officer at Empresa Gestora de Ativos S.A. (EMGEA) from October 2022 to May 2023; as Advisor to the President of the Brazilian Development Bank (BNDES) from April 2020 to October 2022; as Director of the Secretariat for Federal Heritage (SPU) from April 2019 to April 2020; and as a member of the Board of Directors of Empresa de Pesquisa Energética (EPE) from December 2019 to April 2020. Previously, he contributed to companies including CR2 Empreendimentos, Alcatel-Lucent, and Accenture, and co-founded companies operating in the real estate sector.

Maria Salete Garcia Pinheiro is certified by IBGC to serve on Boards of Directors and Fiscal Councils. She holds a degree in Accounting Sciences and an MBA in Finance from IBMEC (2001), and has completed a Business Training Program at the University of Ontario, Canada. She currently serves as a full member of the Fiscal Council of Equatorial Energia S.A., as a member of the Audit Committee of IRB Brasil RE (Brazilian Reinsurance Institute), and as Coordinator of the Audit Committee of the UBS Brasil Prudential Conglomerate. Previously, she served on the Audit Committees of the Brazilian Development Bank (BNDES), HDI Seguros S.A., and Icatu Seguros S.A., and on the Fiscal Councils of Equatorial Pará Distribuidora de Energia S.A. and Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D).

Thiago Mesquita Nunes holds a law degree from the University of São Paulo (USP) and a specialization in Administrative Law from the São Paulo Law School of Fundação Getulio Vargas. He has served as a State Attorney for the State of São Paulo since 2010. He has held the following positions: Legal Advisor at the Secretariat of Economy and Planning, Secretariat of Planning and Regional Development, Secretariat of Planning and Management (2010–2015); Chief Legal Advisor at the Secretariat of Metropolitan Transport (2015–2018); Coordinator of the Partnerships and Transport Unit within the Office of the Deputy Attorney General for General Counsel (2019–2023); Member of the Monitoring Committee for Public-Private Partnership Contracts (CACPPP) (2019–2023); and Chief Executive Officer and Director of Technical Regulation, Service Oversight and Institutional Relations at ARSESP (2023–2025). He currently serves as an Advisor in the Office of the Attorney General of the State of São Paulo.

Vanderlei Dominguez da Rosa holds a degree in Accounting Sciences from the Federal University of Rio Grande do Sul (UFRGS), obtained in January 1990, and is registered with the Regional Accounting Council of the State of Rio Grande do Sul under No. 45.758/O-1. He worked as an independent auditor from August 1988 to June 2016 and was a partner at HB Audit — Auditores Independentes from February 1994 to June 2016. He has served as a member of fiscal councils since April 2000 in several publicly held companies. He is currently a member of the fiscal council of the following companies: (i) Odontoprev S.A. — since April 2007 (Full Member); (ii) WEG S.A. — since April 2014 (Full Member) and from April 2013 to April 2014 (Alternate); (iii) Equatorial Energia S.A. — since April 2015 (Full Member); (iv) Equatorial Pará Distribuidora de Energia S.A. — since April 2015 (Full Member); (v) Equatorial Maranhão Distribuidora de Energia S.A. — since April 2015 (Full Member); (vi) Valid Soluções S.A. — since April 2016 (Full Member) and from April 2015 to April 2016 (Alternate); (vii) Triunfo Participações e Investimentos S.A. — since April 2018 (Full Member) and from April 2011 to April 2014 (Full Member); (viii) CEEE-D — since July 2021 (Full Member); (ix) Três Tentos Agroindustrial S.A. — since April 2025 (Full Member); (x) Lojas Renner S.A. — since October 2020 (Alternate); and (xi) Sabesp — since October 2024 (Alternate).

Marizio Martins da Costa holds a degree in Accounting Sciences from the Associação de Ensino Unificado do Distrito Federal (AEUDF) and a postgraduate degree in Public Administration from Fundação Getúlio Vargas. He currently serves as an alternate member of the Fiscal Council of Sabesp and works in the academic field, providing training to civil servants across the Brazilian Public Administration in the areas of Budget and Financial Execution, Accounting, Fiscal Responsibility Law, Asset Management, and Revaluation and Depreciation of Public Administration Assets, having taught at several public administration training institutions throughout Brazil. He began his career in 1969 in Patos de Minas, Minas Gerais, where he completed his technical degree in Accounting. In Brasília, his career spanned both the private and public sectors. In the private sector, he worked in the construction and sanitation industries, serving as chief accountant and as a member of the Fiscal Council of Polienge S.A. In the public sector, he joined the Federal Public Service in 1982, working in the Internal Audit Department of the Ministry of Health, at the National Treasury Secretariat (until 1995), at the Ministry of Federal Administration and State Reform (until 1999), and at the Ministry of Science and Technology (until 2000). He also served as a Board Member of the Regional Accounting Council of the Federal District from 1990 to 1994.

Dorgival Soares da Silva holds a degree in Business Administration from the University of Pernambuco (1981) and a postgraduate degree in Financial Administration from the same university (1983). He also holds an International Executive MBA from FIA-USP (1999) and an Executive MBA in Finance from IBMEC/Insper (1995), and has completed specialization programs in Mergers and Acquisitions and Judicial Recovery of Companies from Insper, Corporate Governance from Fundação Dom Cabral, Logistics from Fundação Getúlio Vargas (2000), and e-Business from UFRJ. He currently serves as an alternate member of the Fiscal Council of Sabesp.
Adilson Celestino de Lima holds a degree in Accounting Sciences from the Catholic University of Pernambuco, with a specialization, a master’s degree, and a doctorate in Administration and Finance from the University of Pernambuco, the Federal University of Paraíba, and the Federal University of Pernambuco, respectively. He currently serves as an alternate member of the Fiscal Council of Sabesp, as an Associate Professor at the Federal Rural University of Pernambuco, and as a consultant in the areas of Valuation and Mergers and Acquisitions. He teaches at both undergraduate and master’s levels. He previously served as Director of Operations Planning and Controllership at Guaraves S.A. (2017–2022) and as Technical Director at MTA Consultoria e Treinamento (2010–2017), and served as a professor at the Catholic University of Pernambuco (2000–2015). He has also worked for companies including J. Macedo Alimentos, Elekeiroz Indústria Química, White Martins, and Ernst & Young.

Elaine Mirela Lourenço Lourenço holds a bachelor’s degree in Biological Sciences from Universidade Estadual Paulista Júlio de Mesquita Filho (UNESP). She currently serves as Chief of Staff of the Secretariat for Environment, Infrastructure and Logistics of the State of São Paulo, a position she has held since 2025. Previously, she was Director of Environment for the Municipality of Santa Fé do Sul (2006–2008), Advisor to the Municipality of Votuporanga (2008–2009), and Environmental Specialist at the Secretariat for Environment, Infrastructure and Logistics of the State of São Paulo (2012–2025).

Audit Committee

Our bylaws provide for an Audit Committee to be comprised of a minimum of three and a maximum of five members and: (i) at least one member must be an independent member of the Board of Directors; (ii) at least one member must not be a member of the Board of Directors and must be chosen among professionals with renowned reputation in the market and have significant experience in matters within their competence; (iii) at least one member must have recognized experience in corporate accounting matters, under applicable regulation, and (iv) the majority of the members must be independent, according to the independence requirements provided for in CVM Resolution 23/2021, in addition to cumulatively meeting the requirements of (i) independence, (ii) technical knowledge; (iii) time availability; and (iv) identification and/or compliance with applicable exemptions, in accordance with the rules of SEC and the NYSE. The participation of our executive officers, and those of our subsidiaries, affiliated companies, or companies under common control in the Audit Committee is prohibited. Our Board of Directors determined that Mateus Affonso Bandeira qualifies as a Coordinator and as Financial Expert under the SEC rules. The current members were appointed by the Board of Directors. The Audit Committee is mainly responsible for assisting and advising the Board of Directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and Consolidated Financial Statements. The Audit Committee is also responsible for supervising all matters relating to the Code of Conduct and Integrity, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related party’s transaction policy. The Audit Committee and its members have no decision-making powers or executive functions. The Audit Committee has operational autonomy and its own budget approved by the Board of Directors, in accordance with applicable regulations and the Novo Mercado Listing Regulation. For more information, see “Item 16.D. Exemptions from the Listing Standards for Audit Committees.”

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

We currently have four members on our Audit Committee. The following are their names, positions, and dates of election as of the date of this annual report:

Audit Committee Members	Position	Date of First Mandate	Date of Election
Mateus Afonso Bandeira	Coordinator and Financial Expert	November 8, 2024	October 1, 2024
Gustavo Rocha Gattass	Member	November 8, 2024	October 1, 2024
Saulo de Tarso Alves de Lara(1)	Member	November 8, 2024	November 8, 2024
Eduardo Person Pardini(1)	Member	November 8, 2024	November 8, 2024

(1)	External members.

Matheus Affonso Bandeira — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Gustavo Rocha Gattass — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Saulo de Tarso Alves de Lara holds a degree in Business Administration from Fundação Getúlio Vargas and a degree in Accounting from Faculdade Paulo Eiró. He also holds a postgraduate degree in Controllership and Finance from IMD — International Management Development. He began his career at Arthur Andersen as an external auditor and later worked in the construction and cement industries. In 1996, he became Chief Financial Officer of an American packaging company, and in 1998, he joined Cyrela Brazil Realty as Planning and Control Director, where he remained until 2010, when he assumed the role of Controllership Director at PDG Realty. He served as Chief Financial Officer of Greenwood Resource Brazil from 2013 to 2022 and as a member of the Advisory Board of Global Timber Resources and Greenwood Brazil from 2015 to 2024. He is also a member of the Fiscal Council of Equatorial Energia, Equatorial Maranhão, Equatorial Pará, and CEEE-RS.

Eduardo Person Pardini holds a degree in Accounting from the University of Economic Sciences of São Paulo and a postgraduate degree in Business Administration with an emphasis in Finance from Fundação Álvares Penteado. He has also completed several extension programs in Brazil and abroad, including Business Strategy at the Wharton Business School of the University of Pennsylvania, Corporate Management at Fundação Getúlio Vargas, Ethics and Corporate Governance at Millikin University, and Innovation at the Massachusetts Institute of Technology. He is currently the principal partner at CrossOver Consulting & Auditing. He also serves as Executive Director of the Brazil chapter of the Internal Control Institute and as a member of the board of the Palm Beach chapter of the Institute of Internal Auditors in Florida, United States. He served as a member of the Audit Committee of Companhia de Saneamento de Santa Catarina and as a professor of risk-based auditing in the MBA programs of Trevisan Business School and FAE Business School in Curitiba. Mr. Pardini served as an independent member of the Board of Directors of Sabesp from May 2023 to September 2024 and as chair of the Company’s Audit Committee during the same period, and currently serves as an external member of the Audit Committee. Mr. Pardini has more than 46 years of experience as an external and internal auditor, senior executive of multinational and national companies, and as a professor and lecturer in auditing, internal controls, risk management, and governance for government entities and private-sector organization.

Recent developments in the structure of the Board of Directors’ committees

On May 27, 2024, a special Shareholders’ meeting was held, at which important developments for our corporate structure were approved, including the creation of three statutory advisory committees designed to advise the Board of Directors in the supervision of our business and in decision-making, acting as auxiliary and advisory bodies. The statutory committees are: the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related Party Transactions Committee. The nomination of members for the statutory advisory committees is the responsibility of the Chairman of the Board of Directors, who must submit the nominations for approval by the Board of Directors.

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

In addition to the committees established under our bylaws, the Board of Directors also maintains non-statutory advisory committees — specifically, the Finance and Performance Committee, the Strategy and New Business Committee, and the Regulatory Committee — created with the purpose of supporting the Board of Directors in matters requiring specialized technical analysis and continuous monitoring. Although not provided for in our bylaws, these committees operate on a permanent basis and report directly to the Board of Directors, thereby forming an integral part of our corporate governance structure.

People and Compensation Committee

Since 2018, we have had a statutory committee responsible for supervising the process for the appointment and evaluation of members of our Board of Directors, Board of Executive Officers, and Fiscal Council. At the special shareholders’ meeting held on May 27, 2024, this committee became the People and Compensation Committee and also assumed responsibilities regarding compensation, including for our statutory and non-statutory committee members.

Members must have academic qualifications compatible with their responsibilities, or professional experience in the matters they are responsible for.

The following are the names, positions, and dates of election of the members of our People and Compensation Committee:

People and Compensation Committee Members	Position	Date of First Mandate	Date of Election
Mateus Affonso Bandeira	Coordinator	October 1, 2024	October 1, 2024
Eduardo Parente Menezes	Member	March 2, 2026	March 2, 2026
Anderson Marcio de Oliveira	Member	October 24, 2025	October 24, 2025
Ana Silvia Corso Matte (1)	Member	November 7, 2024	October 1, 2024
Luiz Fernando Giorgi (1)	Member	November 7, 2024	October 1, 2024

(1)	External members.

Mateus Affonso Bandeira — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Eduardo Parente Menezes — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Anderson Marcio de Oliveira — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Ana Silvia Corso Matte holds a Law degree from the Federal University of Rio Grande do Sul (UFRGS) and a postgraduate degree in Human Resources from PUC-IAG. She has held C-level executive roles in companies such as CSN — Companhia Siderúrgica Nacional, Grupo Sendas, and Light S.A. Since 2013, she has served as a board member and as a member of advisory committees to boards of directors, having held mandates in companies such as Cemig, Renova Energia, Vale, Copel, Eletrobras, and Sabesp, in the latter two serving on their boards during the privatization of each company. She currently serves as a Board Member of Jirau Energia S.A. (since July 2025) and as a member of the Board of Directors of AXIA Energia S.A. (since April 2024), where she serves on the People Committee and as Coordinator of the Sustainability Committee. She is certified as an Experienced Board Member by the Brazilian Institute of Corporate Governance (IBGC), CCA+ class, where she also works as an instructor and has been part of the People Committee since 2022. In addition, she is Managing Partner at Ana Silvia Matte Consultoria em Gestão Ltda. and an investor in startups.

Luiz Fernando Sanzogo Giorgi is the founder and managing partner of LFG — Governança & Gestão, established in 2005, and currently serves as a member of the Board of Directors of Grupo Be8 and NK Store. He also serves on the following committees: People, Culture and ESG at Grupo Globo; Compensation at Banco Santander S.A.; People and Culture at Tigre S.A.; People and Governance at Martins Atacadista S.A.; and People and Governance at Grupo Rodobens S.A. He has extensive experience serving on Boards of Directors of companies such as Arezzo & CO S.A., Teadit S.A., Santher S.A., Grupo Vonpar S.A., J. Macedo Alimentos S.A., Empresas Concremat, Agência Heads, and Vix Logística S.A. He has also served on several Human Resources committees, including those of Klabin S.A. (2020–2022), Sul América Seguros S.A. (2012–2023), Lojas Marisa S.A. (2014–2017), and Itautec S.A. (2013). Mr. Giorgi worked at Grupo Suzano (2003–2005) as Executive Vice President of Suzano Holding, member of the Management Committee of the Board of Suzano Papel e Celulose, Executive Director of Suzano Petroquímica, and Board Member of Petroflex. He also served as President of HayGroup in Brazil and Partner of the World Group at the same company (1996–2003). His earlier professional experience includes roles at PwC and Embraer (1982–1988).

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

The following are the names, positions and dates of election of the members of our Sustainability and Corporate Responsibility Committee:

Sustainability and Corporate Committee Members	Position	Date of First Mandate	Date of Election
Karla Bertocco Trindade	Coordinator	October 1, 2024	October 1, 2024
Claudia Polto da Cunha	Member	October 1, 2024	October 1, 2024
Tinn Freire Amado	Member	October 1, 2024	October 1, 2024
Frederic Rozeira de Sampaio Mariz (1)	Member	November 7, 2024	October 1, 2024
Aurélio Fiorindo Filho (2)	Member	November 7, 2024	October 1, 2024

(1)	External member.
(2)	Employee’s representative.

Karla Bertocco Trindade — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Claudia Polto da Cunha — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Tinn Freire Amado — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Frederic Rozeira de Sampaio Mariz holds Master’s degrees in finance from ESSEC Paris, History from Sorbonne University, Political Science from Sciences Po Paris, and Political Economy from Columbia University in New York, as well as a Ph.D. in Finance from FEA-USP. He has more than 20 years of experience in banks and financial institutions. He has worked at UBS investment bank since 2012, currently serving as Head of Sustainable Finance for Latin America and responsible for coverage of Argentina. At UBS, he has also held several other positions, including Head of the Financial Institutions Group in the investment bank (2018–2022) and Head of the Financial Institutions sector in the Equity Research division (2012–2018), during which he was a ranked analyst by Institutional Investor. Mr. Mariz has been an Adjunct Professor of Sustainable Finance at Columbia University — SIPA in New York since 2017. In addition, he is the author or co-author of four books on Finance and Sustainability and numerous articles published in academic journals. He has been a member of the ICMA Global Sustainability Committee (International Capital Markets Association) since 2025, the ANBIMA Sustainability Committee since 2022, and the IBGC Sustainability Committee since 2024. He previously served as an independent member of the Wickbold Sustainability Committee (2022–2024). He previously worked as Vice President at J.P. Morgan in New York and São Paulo (2007–2012), at Goldman Sachs in New York (2005–2007), at the United Nations in New York (2004), and at Deloitte in Paris (2002).

Aurélio Fiorindo Filho holds a degree in Civil Engineering from Universidade Camilo Castelo Branco and a degree in Business Administration from Universidade Paulista (UNIP). He completed a specialization in Basic Sanitation Engineering at the School of Public Health of the University of São Paulo (USP), an MBA in Administration for Engineers at Instituto Mauá de Tecnologia, a specialization in Project Management at Fundação Vanzolini, and an MBA in Business Management at FIA USP. He has been an employee of Sabesp since 1992, serving in management roles primarily related to the execution of works, maintenance and operation of water supply and sewage systems, commercial services, customer service, billing, collections, and engineering. He currently serves as Department Manager for Maintenance at Sabesp (since 2023). He previously served as Superintendent of the Metropolitan West (MO) and Central (MC) Business Units (2015–2023), Department Manager of the São Mateus Regional Management Unit (UGR) (2011–2015), Division Manager of the São Mateus Maintenance Hub (2006–2011), and Sector Manager for the Maintenance Hubs in Mooca, Sé, and Vila Mariana (2000–2006). He also served as a member of the Board of Directors of ATTEND Ambiental (2020–2023).

Related Party Transactions Committee

We have a Related Party Transactions Committee, responsible for guiding the conduct of transactions with related parties and situations involving potential conflict of interest, aiming to preserve our interests and ensure full independence and absolute transparency, and must report to the Audit Committee and Board of Directors when applicable. This committee is responsible for ensuring compliance with the criteria established the policies approved by our Board of Directors, analyze and give an opinion on any transactions that characterize a transaction with a related party and the impact of its execution, including as regards: (a) reputational risks; (b) performance under market conditions, on a commutative basis or with the appropriate compensatory payment; (c) the duly substantiated justifications for carrying out transactions that are not classified as under commutative and market conditions and the need for compensatory payment, and opine on situations involving potential conflicts of interest in transactions with related parties, when any manager, shareholder or other governance agent of ours is not independent in relation to the matter and may influence or make decisions motivated by particular interests or interests distinct from ours.

The Related Party Transactions Committee is composed of at least three and at most five members, one of whom shall be an independent Board member and who will also be its coordinator, and the others shall be external members of recognized reputation in the market, with no employment or statutory ties to us, and with relevant experience in matters related to their competence.

The following are the names, positions and dates of election of the members of our Related Party Transactions Committee:

Related Party Transactions Committee Members	Position	Date of First Mandate	Date of Election
Alexandre Gonçalves Silva	Coordinator	March 7, 2025	October 1, 2024
Eduardo França de La Penã (1)	Member	March 7, 2025	February 27, 2025
Everson Zaczuk Bassinello (1) (2)	Member	March 7,2025	February 27, 2025

(1)	External member.
(2)	Mr. Everson Zaczuk Bassinello resigned on April 14, 2026. As of the date of this annual report, this position remains vacant.

Alexandre Gonçalves Silva — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Eduardo França de La Peña holds a degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro and an MBA from the University of Michigan (2021). He currently serves as an external member of the Related Party Transactions Committee of Sabesp (since March 2025), as a founding partner and manager at Alis Investimentos (since 2023), and as a member of the Board of Directors of Espaçolaser. He previously served as a member of the Board of Directors of Sabesp in 2024. He also acted as a board representative for companies in the portfolio of FIP Brasil Energias Renováveis, including Eólicas do Sul, Bons Ventos da Serra, and RBO Energia. Earlier in his career, Mr. de La Peña served as Managing Director and Head of Equity Capital Markets and Financial Sponsors Coverage at Credit Suisse (2018–2022), as Director of Equity Capital Markets and Financial Sponsors Coverage at BTG Pactual (2017–2018), and as a partner at Brasil Plural, now known as Genial Investimentos (2009–2017). He also held positions at Flow Corretora (2007–2009), Itaú Asset Management (2006–2007), Banco Modal (2004–2006), and Banco Santander (1997–2004).

Everson Zaczuk holds a degree in Mechanical Engineering from the Federal University of Itajubá and a postgraduate degree in Business Administration from Fundação Getúlio Vargas. He also completed an Executive In-Company MBA at Business School São Paulo, a specialization in Corporate Governance at the Kellogg School of Management, and is certified as an Experienced Audit Committee Member (CCoAud+) by the Brazilian Institute of Corporate Governance (IBGC). He also holds the Certified Risk and Compliance Management Professional (CRCMP) designation. He currently serves as an external member of the Related Party Transactions Committee of Sabesp (since March 2025), as an independent member of the Risk and Internal Controls Committee at Uisa, as an alternate member of the Fiscal Council at Hypera Pharma, and as an expert member of the Audit and Risk Committees at Algar S.A. and Algar Telecom. He has over 20 years of experience in governance, risk, and compliance, having worked in publicly traded companies. He previously served as Global Vice President of Risk, Controls, Compliance, and Internal Audit (CCO, CRO, and CAE) at Braskem; Coordinator of the Audit and Compliance Committee at Braskem Idesa (Mexico); Coordinator of the Compliance Committee at Cetrel S.A.; member of the Audit Committee at Veracel; General Manager of Governance, Audit, Risk, and Compliance at Fibria Celulose, now Suzano S.A.; and Risk Management and Internal Controls Coordinator at Votorantim.

Finance and Performance Committee

The Finance and Performance Committee assists us in analyzing our results of operations and financial performance, reviewing reports, indicators, and budget performance to verify their alignment with our strategic planning. The Committee also monitors our financial risks, proposing mitigation measures, and provides recommendations to the Board of Directors on financial and performance policies and strategies, including investments, financing, and parameters applicable to transactions such as debt issuances, securitizations, and derivatives. In addition, the Committee supports compliance with applicable laws and regulations and encourages corporate governance practices that strengthen the efficiency and transparency of our financial decision-making.

The Finance and Performance Committee is composed of at least three and at most five members, as defined by our Board of Directors, and operates as a non-statutory advisory body. The Committee is preferably composed of members of the Board of Directors, although non-Board members or external professionals may be appointed, provided they have recognized experience in financial management, performance analysis, and related matters, and meet the eligibility and independence requirements established in our internal policies.

The following are the names, positions, and dates of election of the members of our Finance and Performance Committee:

Finance and Performance Committee Members	Position	Date of First Mandate	Date of Election
Augusto Miranda da Paz Júnior	Coordinator	October 1, 2024	October 1, 2024
Anderson Marcio de Oliveira	Member	April 23, 2025	April 23, 2025
Karla Bertocco Trindade	Member	October 1, 2024	October 1, 2024
Eduardo Parente Menezes	Member	March 2, 2026	March 2, 2026

Augusto Miranda da Paz Júnior — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Anderson Marcio de Oliveira — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Karla Bertocco Trindade — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Eduardo Parente Menezes — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Strategy and New Business Committee

The Strategy and New Business Committee supports us by evaluating the strategic planning proposals submitted to the Board of Directors and ensuring that long-term objectives are aligned with our strategic vision and the evolving business environment. The Committee monitors strategic indicators and critical success factors, assesses innovation trends and industry developments, and identifies new business opportunities, including new markets, products, and strategic partnerships. It also analyzes business plans encompassing market-entry strategies, financial projections, and risk assessments, and provides recommendations to the Board of Directors regarding new initiatives aligned with our strategic priorities. Additionally, the Committee monitors the progress of approved new business initiatives, recommends adjustments when necessary, and reviews the development pipeline of potential projects, contributing to disciplined evaluations in areas such as capital structure, risk, return, competitiveness, and the broader impact of proposed initiatives.

The Strategy and New Business Committee is composed of a minimum of three and a maximum of five members, as determined by our Board of Directors, and operates as a non-statutory advisory body. The Committee is preferably composed of members of the Board of Directors, although non-Board members or external professionals may be appointed, provided they possess recognized experience in strategic planning, business development, market analysis, or related fields, and meet the eligibility and independence requirements established in our internal policies.

The following are the names, positions, and dates of election of the members of our Strategy and New Business Committee:

Strategy and New Business Committee Members	Position	Date of First Mandate	Date of Election
Karla Bertocco Trindade	Coordinator	October 1, 2024	October 1, 2024
Claudia Polto da Cunha	Member	September 18, 2025	September 18, 2025
Gustavo Rocha Gattass	Member	September 18, 2025	September 18, 2025
Eduardo Parente Menezes	Member	March 2, 2026	March 2, 2026
Tinn Freire Amado	Member	October 1, 2024	October 1, 2024

Karla Bertocco Trindade — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Claudia Polto da Cunha — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Gustavo Rocha Gattass — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Eduardo Parente Menezes— see “Item 6.A. Directors and Senior Management — Board of Directors.”

Tinn Freire Amado — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Regulatory Committee

The Regulatory Committee supports us by monitoring and analyzing changes in the regulatory framework applicable to the basic sanitation sector, including the reference guidelines issued by the ANA and the standards established by the São Paulo State Public Services Regulatory Agency (ARSESP) and other regulatory bodies. The Committee evaluates regulatory risks and proposes measures to mitigate potential negative impacts, ensuring our continued compliance with applicable laws, regulatory requirements, and the concession agreement entered into with URAE-1. It also supports transparency in our operations and communication with stakeholders, ensuring that regulatory compliance and performance information is clear and accessible. Furthermore, the Committee contributes to the development of long-term strategies that align our corporate objectives with regulatory demands and industry’s best practices.

The Regulatory Committee is composed of a minimum of three and a maximum of five members, as determined by our Board of Directors, and functions as a non-statutory advisory body. The Committee is preferably composed of members of the Board of Directors, although non-Board members or external professionals may be appointed, provided they possess recognized experience in regulatory matters, public policy, or sectors relevant to the Committee’s responsibilities, and meet the eligibility and independence requirements established in our internal policies.

The following are the names, positions, and dates of election of the members of our Regulatory Committee:

Regulatory Committee Members	Position	Date of First Mandate	Date of Election
Tinn Freire Amado	Coordinator	October 1, 2024	October 1, 2024
Claudia Polto da Cunha	Member	October 1, 2024	October 1, 2024
Gustavo Rocha Gattass	Member	October 1, 2024	October 1, 2024
Karla Bertocco Trindade	Member	October 1, 2024	October 1, 2024

Tinn Freire Amado — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Claudia Polto da Cunha — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Gustavo Rocha Gattass — see “Item 6.A. Directors and Senior Management — Board of Directors.”

Karla Bertocco Trindade — see “Item 6.A. Directors and Senior Management — Board of Directors.”

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

In order to identify the training needs of our employees and establish training and development plans, we maintain the Sabesp Corporate University (UniSabesp). In its planning, UniSabesp includes the necessary training for technical responsibilities to ensure the company’s operational efficiency, mandatory courses in accordance with current legislation, competency development programs, and leadership development aimed at promoting a culture of innovative leadership that leads to actions focused on establishing a new organizational culture, with a greater focus on results, innovation, and competitiveness. In addition, to develop and stimulate the culture of innovation and entrepreneurship through the generation and sharing of employee ideas, we hold the Sabesp entrepreneur award from time to time.

As of December 31, 2025, we had 8.678 full-time employees (disregarding the 39 employees working for labor unions), 118 interns and 369 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, as amended.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2025	2024	2023
Number of employees by category of activity:
Projects and operations	6,520	7,484	7,455
Administration	995	1,832	2,005
Finance	78	174	216
Marketing	1,085	1,022	1,493
Number of employees by corporate division:
Head office	1,092	871	687
São Paulo metropolitan region	4,050	5,163	5,651
Interior and coastal region	3,536	4,478	4,832
Total number of employees	8,678	10,512	11,170

The average tenure of our employees is approximately 15 years. We believe that our relations with our employees are generally satisfactory.

Approximately 99% of all our employees are members of unions, although all our employees are covered by the collective bargaining agreements of the union that represents them. The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo (“Sintaema”); (ii) the Union of Workers in Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira; (iii) the Union of Engineers of the State of São Paulo; (iv) the Union of Attorneys of the State of São Paulo; and (v) the Union of Industrial Technicians of the State of São Paulo.

In 2026, a collective labor agreement was signed, effective until April 2028, resulting in: (i) a salary adjustment corresponding to 100% of the variation in the IPCA for the period from May 2025 to April 2026, except for the economic clauses, which will be subject to specific negotiation in April 2027; (ii) an adjustment to meal vouchers on the same basis described in item (i); (iii) an adjustment to food assistance on the same basis described in item (i); (iv) an adjustment to childcare assistance on the same basis described in item (i); (v) maintenance of the Christmas food allowance; (vi) payment of an additional food allowance in four installments, two in 2027 and two in 2028; (vii) a change to the vacation bonus, which will correspond to the higher of a fixed amount of R$4,000.00 or one-third of the employee’s remuneration; (viii) a reduction of the overtime premium on regular working days from 100% to 85% for the period from May 2026 to April 2027 and to 55% for the period from May 2027 to April 2028; (ix) payment of a one-time indemnity bonus in the amount of R$2,300.00 in January 2027; (x) job stability for 80% of employees hired on or before July 22, 2024; and (xi) an increase in the potential payout under the profit-sharing program (Programa de Participação nos Resultados – PPR) to 1.2 times the payroll, subject to achievement of 100% of the applicable targets.

In 2025, a collective labor agreement was signed, effective until April 2026 resulting in: (i) a salary increase of 5,53% (corresponding to the adjustment for inflation during the period); (ii) a 5.53% increase in meal vouchers; (iii) a 5.53% increase in food assistance; (iv) a 5.53% increase in childcare assistance; (v) continuation of the provision from the 2024/2025 collective labor agreement that guarantees employment for 98% of our employees; and (vi) maintenance of the Christmas food allowance on an exceptional basis.

The collective bargaining agreement signed in 2024, in force until April 2025, resulted in: (i) a salary increase of 2.77% (corresponding to the adjustment for inflation during the period); (ii) a 2.77% increase in meal vouchers; (iii) a 2.77% increase in food assistance; (iv) a 2.77% increase in childcare assistance; (v) continuation of the provision from the 2023/2024 collective labor agreement that guarantees employment for 98% of our employees; and (vi) maintenance of the Christmas food allowance on an exceptional basis.

The collective bargaining agreement signed in 2023, in force until April 2024, resulted in: (i) a salary increase of 4.52% (which corresponds to the inflation adjustment for the period); (ii) a 4.52% increase in meal vouchers; (iii) a 4.52% increase in food assistance; (iv) a 4.52% increase in nursery stipends; (v) maintenance of the clause from the 2022/2023 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

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

We also launched a new voluntary dismissal program (VTP) in December 2024, which, by the end of the registration period on January 31, 2025, had 2,039 employees enrolled. Contract terminations where scheduled between February 2025 and July 2025. There were also two additional VTP programs called Directed Voluntary Termination Program (DVTP) and Voluntary Dismissal Program 2 (VTP2). DVTP enrollments took place from August 6, 2025 to August 29, 2025, with 145 participants and contract terminations scheduled from August 6, 2025 to December 31, 2025. The VTP2 enrollments occurred from September 1, 2025 to September 26, 2025, with 1,716 participants. Contract terminations were carried out according to the previously established schedule, from September 1, 2025 through December 31, 2025. In total, in 2025 there were 2,007 contract terminations due to the VTP, 139 due to DVTP and 1,410 due to VTP2.

In 2024 there were no strikes. In 2023, we experienced two strikes lasting one day each, which did not interrupt the essential services that we provide. In our 50 years, there has been no record of strikes that have caused the complete interruption of our activities. This is due to the fact that water treatment and supply and sewage collection and treatment services are classified as “essential activities”, which limits the right to strike in such a way that in the event a strike occurs, there must not be any interruption of essential services or activities. If the unions or employees fail to comply with this criterion, the strike becomes illegal, resulting in fines for the unions and the risk of termination for the employees involved.

To promote the health and safety of our employees, we maintain an occupational health and safety management system, which covers all our employees and is based on preventive and protective measures in order to avoid or minimize exposure of employees to the risks associated with work, as well as reducing or eliminating occupational accidents and diseases. In 2025, we recorded 53 accidents, with a frequency rate of 2.94 and a severity rate of 35. We recorded no deaths in 2025 and had three cases of employees on leave due to occupational diseases.

Profit Sharing and Pension Plans

We have established a pension and benefit fund to provide our employees with retirement and pension benefits. The plans of employees who joined up to December 1, 2019, are managed by Fundação SABESP de Seguridade Social (“SABESPREV”), and new employees joining from January 1, 2020, are managed by Fundação CESP, both closed supplementary pension entities in self-management mode. This pension plan provides benefit payments to former employees and their families. Both we and our employees make contributions. Our ordinary contributions to the pension plan totaled R$35.6 million, R$39.7 million and R$40.9 million in the years ended December 31, 2025, 2024 and 2023, respectively. In addition to the pension plan under SABESPREV and Fundação CESP, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESP, which we called G0. Based on independent actuarial reports, as of December 31, 2025, our obligation under both G0 and G1 totaled R$2,140.2 million. For more information on our pension plans, see Note 25 to our 2025 Consolidated Financial Statements included in this annual report.

Beginning in 2020, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units. Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded provision for profit-sharing of R$203.8 million, R$181.4 million and R$97.5 million in the years ended December 31, 2025, 2024 and 2023, respectively. We do not have a stock option plan for our employees, but our employees may be eligible to participate in our incentive plans. For a description of our incentive plans, see “—B. Compensation.”

E.       Share Ownership

The following table sets forth the number and percentage of our common shares beneficially owned by our directors and senior management, individually and as a group, as of March 31, 2026:

	Common Shares (1)
	Number	%
Directors	2,881	0.0%
Executive Officers	24,794	0.0%
Management Executive	6,311	0.0%
Total	33,986	0.0%
(1)	Includes common shares to be delivered to our executive officers and management executive in accordance with our share-based compensation plans that will vest on May 1, 2026. For more information on these plans, see “—B. Compensation.”

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

As of the date of this annual report, our outstanding capital stock consists of 701,325,576 shares, comprising 701,325,575 common shares, without par value, and one special class preferred share (golden share) held by the State of São Paulo.

All shareholders, including the State of São Paulo, have the same voting rights. However, through its ownership of the golden share, the State of São Paulo retains veto rights over proposed amendments to: (i) our corporate name and headquarters; (ii) our corporate purpose regarding the provision of water and sewage services; and (iii) any provisions in our bylaws that address limits on the exercise of voting rights by shareholders or groups of shareholders.

As of March 31, 2026, our subscribed and paid-in capital totaled R$21.4 billion, represented by registered, book-entry shares with no par value, distributed as follows:

As of March 31, 2026	# of Total Shares	% of Total	# of Shares Outstanding	% of Shares Outstanding
State of São Paulo (1)	126,888,264	18.0%	126,888,264	18.1%
Equatorial S.A.	105,736,018	15.0%	105,736,018	15.1%
Treasury shares	3,581,230	0.5%	—	—
BlackRock, Inc. (2)	55,121,116	7.8%	55,121,116	7.9%
Wellington Management Group LLP (3)	35,897,672	5.1%	35,897,672	5.1%
Others	377,682,505	53.6%	377,682,505	53.9%
Total	704,906,805	100.0%	701,325,575	100.0%
(1)	Includes 126,888,263 common shares and one special class preferred share (golden share) held by the State of São Paulo.
(2)	Based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on April 24, 2026, reporting beneficial ownership as of March 31, 2026.
(3)	Includes common shares held by certain clients of Wellington Management Group LLP and subject to its discretionary management.

In the United States, our common shares are traded on the NYSE in the form of American Depositary Shares (ADSs), represented by ADRs. As of March 31, 2026, ADS holders owned 9.92% of our outstanding common shares, according to records maintained by the ADR Depositary.

Changes in Share Ownership

Privatization

Prior to our Privatization, the State of São Paulo was our controlling shareholder, holding 50.26% of our total outstanding common shares. In connection with our Privatization, which was consummated on July 22, 2024, the State of São Paulo sold a portion of its common shares through a public offering, reducing its shareholding to approximately 18.00% of our total outstanding common shares. Simultaneously, Equatorial S.A. acquired approximately 15.00% of our total outstanding common shares as part of the Privatization process, becoming one of our principal shareholders. As a result of the Privatization, we no longer have a single controlling shareholder or group of controlling shareholders, and our shares are now widely held, with approximately 60.5% of our total outstanding common shares held in free float. For more information on our Privatization, see “Presentation of Financial and Other Information—Privatization.”

BlackRock

On November 8, 2024, BlackRock, Inc. filed with the SEC a Schedule 13G with respect to our common shares. As of September 30, 2024, BlackRock, on behalf of certain clients, in its capacity as parent holding company, beneficially owned, through several subsidiaries, 36,049,160 common shares of Sabesp, representing 5.3% of the total common shares issued by Sabesp. Of such shares, BlackRock reported sole voting power with respect to 34,003,120 common shares and sole dispositive power with respect to 36,049,160 common shares.

On July 18, 2025, BlackRock, Inc. filed with the SEC a Schedule 13G/A with respect to our common shares. As of June 30, 2025, BlackRock, on behalf of certain clients, in its capacity as parent holding company, beneficially owned, through several subsidiaries, 44,719,511 common shares of Sabesp, representing 6.5% of the total common shares issued by Sabesp. Of such shares, BlackRock reported sole voting power with respect to 43,086,722 common shares and sole dispositive power with respect to 44,719,511 common shares.

On April 24, 2026, BlackRock, Inc. filed with the SEC a Schedule 13G/A with respect to our common shares. As of March 31, 2026, BlackRock, on behalf of certain clients, in its capacity as parent holding company, beneficially owned, through several subsidiaries, 55,121,116 common shares of Sabesp, representing 7.8% of the total common shares issued by Sabesp. Of such shares, BlackRock reported sole voting power with respect to 53,514,514 common shares and sole dispositive power with respect to 55,121,116 common shares.

Wellington Management Group LLP

On March 31, 2026, Wellington Management Group LLP, in its capacity as discretionary asset manager, submitted to us a notice stating that certain of its clients had reached a material shareholding in our company, pursuant to applicable Brazilian rules, holding an aggregate of 35,897,672 of our common shares.

Capital Increases

On March 24, 2025, our Board of Directors approved an increase in our share capital, through capitalization of profits reserves, in the amount of R$3.4 billion, with no issuance of new shares. As a result, our share capital increased from R$15.0 billion to R$18.4 billion.

In addition, on December 18, 2025, our Board of Directors approved an increase in our share capital within the authorized capital limit, by capitalizing profit reserves in the amount of R$2.8 billion, comprising the issuance of 20,264,000 common shares. These new shares were allocated to shareholders as of the close of business on December 23, 2025, at a ratio of 0.029646975 new common shares for each common share held. As a result, our share capital increased from R$18.4 billion to R$21.2 billion, divided into 703,773,868 common shares and one special class preferred share.

On March 16, 2026, our Board of Directors approved an increase in our share capital within the authorized capital limit, by capitalizing profit reserves in the amount of R$169.2 million, through the issuance of 1,132,937 new registered, book-entry common shares with no par value. These new shares were allocated to shareholders of record as of the close of business on March 19, 2026, at a ratio of 0.00160980322 new common shares for each common share held. As a result, our share capital increased from R$21.2 billion to R$21.4 billion, divided into 704,906,805 common shares and one special class preferred share.

Share Split

On April 28, 2026, our shareholders approved the split of all our outstanding common shares at a ratio of 1:5, so that each one common share will be represented by five common shares, without any change to our share capital (the “Share Split”). The Share Split will not affect our ADR program or the ratio between our ADRs and our common shares. However, following the Share Split, each one ADR will be represented by five ADRs. The Share Split will not result in any change to our shareholders’ proportional ownership interests in our share capital. The common shares resulting from the Share Split will grant their holders the same rights currently attributed to our existing common shares, including with respect to the receipt of dividends, interest on equity and any other distributions that may be approved by us.

As for the common shares trading on the B3, the custodian institution, Itaú Unibanco S.A., shall take all measures to automatically distribute the new common shares to the Company’s shareholders, according to the following schedule: (i) for shareholders holding ownership interest as of April 28, 2026, each of our common shares trading at B3 shall be split into five common shares or, in other words, the shareholder shall receive four new common shares for each common share held, holding, after the split, five common shares; (ii) as of April 29, 2026, our common shares will be traded ex-split rights (B3 ex-date); (iii) on April 30, 2026, four additional common shares will be credited for each existing common share, which will be reflected in shareholders’ ownership positions at the opening of trading on May 4, 2026.

As for the ADRs trading on the NYSE, the depositary institution, The Bank of New York Mellon ("BNY"), shall issue new ADRs and distribute them to the holders of the ADR, as per the schedule applicable in the United States of America: (i) the ADR to common share ratio will remain unchanged at one ADR representing one common share. No fractional ADRs will be issued; (ii) of April 30, 2026 (record date), the holders of our ADRs at the NYSE shall be entitled to the new ADRs, at the ratio of four additional ADRs to each ADR already held; (iii) on May 6, 2026, the additional ADRs shall be distributed to the Company’s ADR holders at the NYSE (payment date); (iv) as of May 7, 2026, the ADRs trading at NYSE shall be traded ex-split rights (NYSE ex-date); (v) from April 30, 2026 through May 7, 2026, BNY’s books will be closed for issuance and cancellation between the Brazilian and U.S. Stock Exchanges (B3 and NYSE). However, our common shares and ADRs will continue to be regularly traded on their respective markets.

As a result, our total share capital will be divided into 3,524,534,025 common shares and one special class preferred share.

B.       Related Party Transactions

Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which was our controlling shareholder, and we expect to continue to do so, including:

•	Rendering services: we provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business. Gross revenue from sales to the State of São Paulo, including State of São Paulo entities, totaled R$952.8 million for the year ended December 31, 2025, R$891.3 million for the year ended December 31, 2024 and R$776.0 million for the year ended December 31, 2023. Our accounts receivable from the State of São Paulo for sanitation services totaled R$122.5 million, R$123.1 million and R$120.4 million, as of December 31, 2025, 2024 and 2023, respectively.
•	Payment of pensions: pursuant to a law enacted by the State of São Paulo, certain former employees of some state-owned companies that provided services to us in the past and later merged to form our company acquired a legal right to receive supplemental pension benefit payments. These rights are referred to as “G0.” These amounts are paid by us, on behalf of the State of São Paulo, and are claimed by us as reimbursements from the State, as primary obligor. In the years ended December 31, 2025, 2024 and 2023, we made payments to former employees of R$276.3 million, R$178.9 million and R$189.7 million, respectively.

Government Guarantees of Financing

The São Paulo State, as our former controlling shareholder, provided guarantees for some of our borrowings and financing in the past and does not charge any related fees. For additional information, see Note 17 of our 2025 Consolidated Statements.

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

Non-operating Assets

As of December 31, 2025 and 2024, we had an amount of R$3.5 million and R$3.6 million related to a land and lending structures.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s Board of Directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation. Both we and our employees make contributions to SABESPREV pension plans. Our contributions related exclusively to the SABESPrev Mais Plan amounted to R$22.5 million, R$26.2 million and R$27.4 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Compensation of Management

As a result of our Privatization, we no longer have a controlling shareholder. Prior to our Privatization, the compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Fiscal Council elected by our former controlling shareholder was R$8.6 million in the year ended December 31, 2023, and it refers to salaries and other short-term benefits management.

For more information on management compensation, see “Item 6.B. Directors and Senior Management-Compensation.”

Loan agreement through credit facility

We have extended loans to Águas de Andradina S/A and Sabesp Olímpia S/A. The loan to Águas de Andradina S/A, signed on August 17, 2021, has a principal and interest balance of R$4.7 million, as of December 31, 2025 and is intended to support their operational financing needs.

The loan extended to Sabesp Olímpia S/A, signed on September 26, 2023, in the amount of R$171.0 million was used for a capital increase in SABESP Olímpia in the first quarter of 2025.

For more information, see Note 11(e) to our 2025 Consolidated Financial Statements included in this annual report.

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

As of December 31, 2025, the balance of these financings totaled R$0.9 million, compared to R$2.8 million as of December 31, 2024.

Equatorial S.A.

In July 2024, Equatorial S.A. acquired shares representing 15% (fifteen percent) of our share capital. In December 2024, Equatorial S.A. merged into its subsidiary, becoming the direct holder of the equity stake. As of December 31, 2025, the balance of dividends and interest on capital payable was R$348.4 million.

For more information on our related party transactions, see Note 11 to our 2025 Consolidated Financial Statements included in this annual report.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

For more information, see “Item 18. Consolidated Financial Statements.”

Legal Proceedings

We are currently subject to several legal proceedings relating to civil (including customer and supplier), tax, labor, corporate and environmental issues arising in the normal course of our business. These claims involve substantial amounts of money and other remedies. As of December 31, 2025, the total estimated amount of claims related to our legal proceedings was R$1,903.4 million (net of R$19.0 million in escrow deposits), including contingent liabilities and remote loss contingencies. Several individual disputes account for a significant part of the total amount of claims against us.

We recognized provisions for all amounts in dispute that represent a present obligation as a result of a past event and where it is probable that there will be an outflow to settle this obligation in the view of our legal advisors and in light of precedents that cover laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2025, the total amount of accrued provisions for claims with a probable likelihood of loss was R$1,903.4 million (net of R$19.0 million in escrow deposits). In addition, as of December 31, 2025, we had ongoing claims, net of escrow deposits, for which we classified the risk of loss as possible in the aggregate amount of R$9,852.4 million and remote in the aggregate amount of R$6,422.5 million, totaling R$16,274.8 million.

In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies. See also “Item 3.D. Risk Factors—Risks Relating to our Business—Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results” for further information on this matter.

The table below sets out our provisions and escrow deposits per type of claim as of December 31, 2025:

Types of Claims	Provisions	Escrow deposits	Provisions net of deposits
	(in millions of reais)
Customer claims	134.4	(1.5)	132.9
Supplier claims	51.3	(0.1)	51.3
Other civil claims	154.1	(0.4)	153.7
Tax claims	12.2	(0.6)	11.6
Labor claims	1,409.7	(16.3)	1,393.4
Environmental claims	160.6	—	160.5
Total	1,922.4	(19.0)	1,903.4

Civil Claims (including Customer and Supplier Claims)

Our civil, customer, and supplier claims relate primarily to: (i) indemnities for material damage, moral damage, and loss of profits allegedly caused to third parties, such as through vehicle accidents, insurance claims, and challenges to the tariff billing method, among others, filed at different court levels; (ii) challenges to our tariffs, in which customers claim that their tariffs should be equal to those of other consumer categories, seek a reduction of the sewage tariff due to system losses (consequently requesting refunds of amounts charged by us), or seek a reduction of tariffs on the grounds of eligibility for the Residential Social or Residential Vulnerable categories; and (iii) monetary adjustment updates and claims regarding economic-financial imbalance in contracts filed by certain suppliers. As of the date of this annual report, these cases are pending before various judicial instances.

As of December 31, 2025, our provisions for civil claims (including customer and supplier claims), net of judicial deposits, amounted to R$337.9 million, of which R$132.9 million related to customer claims, R$51.3 million related to supplier claims, and R$153.7 million related to other civil claims, as further detailed in Note 23 to our 2025 Consolidated Financial Statements.

As of December 31, 2025, the main civil claims we were a party to are described below:

•	Lawsuit No. 0017957-69.2004.8.26.0100 filed by Etesco Construções e Comércio Ltda.: Etesco Construções e Comércio Ltda. filed a claim against us alleging breach of contract and seeking payment of losses and damages. The lawsuit was converted into a special appeal, which was subsequently adjudicated and dismissed. Following this decision, the plaintiff filed a Motion for Clarification, which, as of the date of this annual report, remains pending judgment. As of December 31, 2025, the amount involved in this lawsuit was R$537.7 million, and we assess the risk of loss as remote.
•	Public Civil Action No. 1064120-94.2021.8.26.0100 filed by the Public Prosecutor's Office: The Public Prosecutor’s Office filed a public civil action against us, seeking an order to cease our practice of charging the minimum consumption tariff to multiple units sharing a single water meter. This action has been suspended at the trial court level pending the STJ’s review of Theme 414 (Tema 414/STJ, Special Appeal No. 1.937.891). The claim value indicated by the plaintiff, corresponding to the historical amount as of the filing date (June 22, 2021), is R$39.2 million. Should there be an unfavorable judgment, any amounts due would be calculated during the liquidation phase, based on individual proceedings to be filed by each person on whose behalf the plaintiff is acting. We assess the risk of loss as possible.
•	Lawsuit No. 2263215-97.2021.8.26.0000 (IRDR — Main File No. 1011195-34.2020.8.26.0011) filed by Subcondôminio Eldorado Business Tower (“Eldorado”): Eldorado is seeking declaratory relief, combined with a claim for restitution of undue payments, asserting an alleged right to revise the charging regime applicable to commercial users. The claim was dismissed by the trial court. Eldorado subsequently filed: (i) an appeal seeking to overturn the judgment; and (ii) a request to initiate an Incident of Repetitive Demands (Incidente de Resolução de Demandas Repetitivas — IRDR), a procedural mechanism aimed at harmonizing case law on recurring legal issues. Eldorado’s appeal was dismissed, and the decision became final (res judicata). The IRDR was accepted and was likewise resolved in SABESP’s favor. In response, Eldorado filed a Special Appeal (to the Superior Court of Justice - STJ) and an extraordinary appeal (to the Supreme Federal Court - STF). The special appeal was denied and the parties appealed this decision, which is awaiting judgment. The extraordinary appeal is currently pending review before the STF. The amount involved in this lawsuit cannot be reliably estimated, as a final judgment would likely have systemic effects on similar claims. We assess the risk of loss as possible, and the financial impact, if any, cannot be reliably estimated at this time.
•	Public Civil Action No. 1113127-60.2018.8.26.0100 filed by the Association for the Defense of Consumer Rights (“Assecivil”): Assecivil filed a public civil action against us seeking an order to cease collection of the contingency tariff and, as a consequence, to refund any amounts allegedly overcharged, among other claims. The case was dismissed without a judgment on the merits due to Assecivil’s lack of legal standing. Assecivil filed an appeal, which was denied. Following this decision, Assecivil filed a special appeal (to the Superior Court of Justice — STJ) and an extraordinary appeal (to the Supreme Federal Court — STF). The special appeal was forwarded to the STJ and registered under No. AREsp 3.023.935, which was not admitted by the Presidency of the STJ. Assecivil subsequently filed an internal interlocutory appeal. The Public Prosecutor’s Office rendered an opinion recommending the dismissal of the internal appeal, and the case is currently awaiting judgment. The claim value indicated by the plaintiff, corresponding to the historical amount as of the filing date (May 3, 2022), is R$500,000. Should the STJ reverse the previous decisions and recognize Assecivil’s legal standing, and should a favorable judgment ultimately be rendered, any potential amounts would be determined during the liquidation phase. We assess the risk of loss as remote.

•	Reimbursement of Retirement and Pension Benefits — Lawsuit No. 0041721-21.2010.8.26.0053: Since 2010, we have been pursuing a lawsuit against the State of São Paulo seeking full reimbursement of amounts paid to former employees and pensioners in connection with supplementary retirement and pension benefits established under State Law No. 4,819/1958. In 2008, in connection with the Third Amendment to the GESP Agreement, the parties quantified certain undisputed and disputed amounts relating to such benefits. The parties were subsequently unable to reach a definitive agreement regarding the reimbursement of the disputed portion, despite further technical analyses and discussions. As a result, we initiated judicial proceedings in November 2010 to seek resolution of the matter. We seek reimbursement of approximately R$892 million (as of September 2010), plus inflation adjustments and interest accrued thereafter, as well as reimbursement of additional amounts paid after that date and a court order requiring the State to reimburse disputed amounts on an ongoing monthly basis. The proceeding is pending before the 9th Public Treasury Court of the Judicial District of São Paulo and is currently in the evidentiary phase, awaiting the issuance of a court-appointed expert report. As of December 31, 2025, we are unable to predict the final outcome of this proceeding.

Tax Claims

Tax claims refer mainly to issues related to tax collections and fines in general which are being challenged due to disagreements regarding notification or differences in the interpretation of legislation by our management. As of December 31, 2025, our provision for tax claims, net of judicial deposits, amounted to R$11.6 million, as set out in the table above and as further detailed in Note 23 to our 2025 Consolidated Financial Statements.

As of December 31, 2025, the main tax claims we were a party to are described below:

•	Tax Foreclosure No. 0045219-11.1100.8.26.0090 filed by the Municipality of São Paulo (Prefeitura de São Paulo): The Municipality of São Paulo (Prefeitura de São Paulo) filed a tax foreclosure against us, requesting us to pay unpaid ISS for sewage services, as well as penalties for the failure to comply with certain obligations during the period between January 2003 and May 2006. This tax foreclosure remains suspended as of the date of this annual report. As of December 31, 2025, the amount involved in this tax foreclosure was R$ 982.3 million and we assess the risk of loss as remote.
•	Administrative Infraction Notice No. 19515003023200606 filed by the Brazilian Federal Tax Revenue: The Brazilian Federal Tax Revenue issued an administrative infraction notice against us for alleged non-compliance with the legislation on corporate income tax, social contribution on net income, withholding income tax and tax on industrialized products in 2001. As of the date of this annual report, the case is awaiting trial before the Administrative Tax Appeals Council (Conselho Administrativo de Recursos Fiscais). As of December 31, 2025, we reviewed the assessment of risk based in the current jurisprudence and applicable legislation and for this lawsuit and we assess the risk of loss as (i) remote for R$451.4 million; and (ii) possible for R$52.3 million.

Labor Claims

We are a party to several labor claims involving issues such as overtime, shift schedules, additional payments due to unhealthy and hazardous work conditions, prior notice, change of function, salary equalization, service outsourcing, and other matters, which are pending at various court levels. In addition, there are currently approximately 900 individual claims questioning the legality of our salary and position plan due to the absence of seniority-based promotion criteria. All of these lawsuits are in the initial phase, and we assess the risk of loss as possible. As of December 31, 2025, our total provision for labor claims, net of judicial deposits, amounted to R$1,393.4 million, as further detailed in Note 23 to our 2025 Consolidated Financial Statements included in this annual report.

As of December 31, 2025, the main labor claims we were a party to are described below:

•	Public Civil Action No. 0066100-26.2009.5.02.0038 filed by Sindicato dos Engenheiros no Estado de São Paulo (SEESP): SEESP filed a public civil action against us seeking: (i) the suspension of all dismissals without cause resulting from the Conduct Adjustment Agreement entered into by us with the Labor Public Prosecutor’s Office (TAC); (ii) the annulment of the TAC; (iii) the immediate reinstatement of employees dismissed as of April 1, 2009, with payment of salaries and other rights; (iv) an order for us to refrain from dismissing without cause any employee who has already retired or will retire under the Brazilian National Social Security Institute (INSS); and (v) payment of a fine to the Worker Support Fund (Fundo de Amparo ao Trabalhador), in the event of non-compliance. The lawsuit was dismissed. SEESP filed an ordinary appeal, which was rejected by the Regional Labor Court. In addition, the Regional Labor Court ruled that the lawsuit should be dismissed on the grounds that the union lacked legal standing to bring the action. SEESP filed a review appeal, which was also rejected by the Regional Labor Court, and subsequently filed an interlocutory appeal, which was also denied by the TST (Superior Labor Court). There were no further appeals, and the case became final on September 23, 2025. Case filed on October 10, 2025.
•	Public Civil Action No. 0000025-14.2015.5.02.0064 filed by the Labor Public Prosecutor’s Office: The Labor Public Prosecutor's Office filed a public civil action against us seeking an order for us to refrain from outsourcing essential services and activities and, in the event of non-compliance, payment of daily fines. The trial court upheld the lawsuit and ordered us not to execute any new contracts for outsourcing our essential final activities, subject to a fine of R$5,000 per violation, as well as collective damages of R$250,000 in the event of non-compliance. We filed an ordinary appeal, which was upheld by a ruling declaring that the Labor Court lacked jurisdiction over the matter. The Labor Prosecutor’s Office filed a review appeal, which was denied, giving rise to the filing of an interlocutory appeal, which is still pending judgment.
•	Public Civil Action No. 0060800-58.2006.5.02.0048 filed by the Associação dos Aposentados e Pensionistas da Sabesp (AAPS): AAPS filed a public civil action against us seeking an order for us to reclassify retirees and pensioners under our new workforce structure and to pay the applicable benefits to retirees and pensioners in accordance with that structure. Although the lawsuit has not yet reached a final decision, AAPS has commenced provisional enforcement proceedings to guarantee the credit of all 2,873 members in a single action. The Superior Labor Court (TST) ruled in favor of AAPS, and we appealed this decision to the STF, including the ruling that AAPS may proceed with enforcement proceedings upon presentation of individual powers of attorney executed by each represented party in favor of their respective legal counsel. As of the date of this annual report, all enforcement proceedings are suspended, with no calculation having been approved. The main case has not yet become final; the judgment of the pending appeals at the TST is required before the extraordinary appeal at the STF can proceed. In the enforcement proceedings, the requirement imposed on AAPS to regularize the legal representation for each represented party remains in effect. As of December 31, 2025, we recorded a provision of R$905.7 million for the portion of the lawsuit for which we assess the risk of loss as probable. We assess the risk of loss for the remainder as remote, in the amount of R$1.2 billion.
•	Collective Labor Action No. 1000863-10.2021.5.02.0005 filed by Sintaema: Sintaema filed a collective labor action against us requesting that we pay certain employees in managerial positions the difference between their compensation and the highest compensation paid to an employee performing the same function (paradigm employee). The action was dismissed without resolution on the merits; however, on appeal, the TST ordered the return of the case to the trial court for Sintaema’s claim to be analyzed. In a new first-instance judgment, the ruling was favorable to us. Sintaema appealed the first-instance decision, and the appeal was partially granted solely to remove Sintaema’s obligation to pay court fees and attorney's fees, with the remainder of the ruling being upheld. In January 2025, Sintaema filed a review appeal, which is pending judgment by the TST. There were no further appeals, and the case became final on September 16, 2025. Case filed on February 12, 2026.

•	Labor Class Actions on the topic of the Job and Salary Plan (PCS): These are 23 class actions filed by the unions SINTAEMA and SINTIUS between September and November 2025, with 21 actions brought by SINTAEMA and 2 actions brought by SINTIUS. In summary, the unions allege that the respondent implemented various Job and Salary Plans that do not provide for salary progression based on length of service, in violation of the former wording of Article 461, §§ 2 and 3, of the CLT (Brazilian Labor Code). Specifically, in the class action 1001542-09.2025.5.02.0445, SINTIUS alleges that SABESP began applying a new Job and Salary Plan, with compulsory reclassification promotions and with the incorporation of the ATS (Length-of-Service Allowance) and a personal allowance into the base salary in order to artificially meet the pay floors established by the new PCS. For these reasons, SINTIUS claims that SABESP unilaterally implemented harmful contractual changes, adopting the unlawful practice of “all-inclusive wages”. Accordingly, it seeks a ruling in favor of the class action and the granting of interim relief, so that the immediate suspension of the adoption of the “New PCS” is ordered. Going forward, out of the 23 class actions, six received first-instance decisions favorable to SABESP. The remaining actions are still in the evidentiary phase and await judgment, except for six of them, which remain stayed due to IRDR 14 filed by PROCON. This IRDR discusses the lack of jurisdiction of the Labor Courts to hear and decide claims for salary differences arising from progressions/reclassifications based on Career, Job and Salary Plans (PCCS) instituted by the direct and indirect Public Administration, brought by public employees hired under the CLT, in light of Supreme Court Theme 1143. In view of the current scenario, the provision calculation has an immeasurable value, and the risk assessment is classified as possible in all actions.

Labor Conduct Adjustment Agreement

We signed a Conduct Adjustment Agreement with the Labor Prosecutor’s Office, represented by the Regional Labor Prosecutor’s Office of São Paulo, on March 11, 2003, following an investigation concerning fatal accidents involving certain employees of contractors and subcontractors hired by us. Under the Conduct Adjustment Agreement, we assumed various obligations relating to compliance with workplace health and safety standards and may be subject to fines of R$1,000 per day per worker found in a non-compliant situation. The Conduct Adjustment Agreement is in effect for an indefinite period and, as of the date of this annual report, we are in compliance with our obligations thereunder and have never been fined or penalized for non-compliance.

Environmental Claims

We are subject to administrative and judicial environmental claims, including claims initiated by CETESB, the State of São Paulo Public Prosecutor Office and non-governmental organizations. As of December 31, 2025, our provision for environmental claims, net of judicial deposits, amounted to R$160.5 million, as set out in the table above and as further detailed in Note 23 to our 2025 Consolidated Financial Statements included in this annual report.

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

As of December 31, 2025, the main environmental claims we are party to are described below:

•	Public Civil Action No. 1000060-22.2015.8.26.0198 filed by the Public Prosecutor’s Office of the State of São Paulo (Franco da Rocha): The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, claiming, among others: (i) the cessation of sewage discharge; (ii) the comprehensive promotion of the collection and treatment of domestic and industrial sewage generated in the municipality; and (iii) the compensation resulting from environmental and public health damages. As of the date of this annual report, this action is in partial phase. As of December 31, 2025, the amount involved in this lawsuit was R$1,095.1 million and we assess the risk of loss as possible.

•	Public Civil Action No. 1006803-16.2017.8.26.0477 filed by the Public Prosecutor’s Office of the State of São Paulo (Praia Grande): The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us, seeking us, in an urgent provisional injunction, under penalty of daily fine, to: (i) submit to the Court and CETESB a detailed schedule outlining the dates of treatment of the subsystems of Praia Grande; and (ii) commence operation of primary treatment units in Praia Grande and prevent discharge of untreated sewage, among others. As of the date of this annual report, this action is in the expert evidence phase (prova pericial). As of December 31, 2025, the amount involved in this lawsuit was R$1.0 billion and we assess the risk of loss as possible.
•	Public Civil Action No. 0009222-95.2014.8.26.0197 filed by the Public Prosecutor’s Office of the State of São Paulo (Francisco Morato): The Public Prosecutor’s Office of the State of São Paulo filed a lawsuit against us and the municipality of Francisco Morato, among others, requesting us to: (i) comply with certain obligations in connection with the municipality of Francisco Morato and its river basin; (ii) indemnify as a result of environmental damages; and (iii) pay daily fines. As of the date of this annual report, this action remains suspended due to settlement negotiations. As of December 31, 2025, the amount involved in this lawsuit was R$988.0 million and we assess the risk of loss as possible.

Other Legal Proceedings

Legal Claims Related to our Privatization

The model and other aspects of our privatization, including the legislative proceeding that resulted in the enactment of Law No. 17,853/2023 by the State of São Paulo, have been challenged by certain parties before the Brazilian courts. As of the date of this annual report, there are ongoing claims challenging certain aspects of our privatization.

As of the date of this annual report, the most relevant claims questioning our privatization are:

•	Actions for the Breach of a Fundamental Precept Nos. 1180 and 1182 (ADPFs 1180 and 1182): In 2024, the Brazilian Workers' Party and others filed two Actions for the Breach of a Fundamental Precept (Arguição de Descumprimento de Preceito Fundamental — ADPF), numbered 1180 and 1182, directly challenging our privatization. Following the filing, the presiding Justice denied the preliminary injunction request, emphasizing the absence of urgency sufficient to justify suspension of the challenged acts and that the risk of harm from any delay would fall upon the opposing party. In September 2025, Sabesp filed a motion to be admitted as amicus curiae and, in October 2025, met with representatives of the Attorney General's Office to present the grounds for dismissal of the ADPFs. Subsequently, the Attorney General’s Office issued a legal opinion concluding that the ADPFs should be dismissed. On March 27, 2026, the STF unanimously decided not to hear either of the ADPFs. Following the issuance of this decision, the parties filed motions for clarification in both ADPFs. As of the date of this annual report, we are awaiting further procedural developments before submitting our manifestation.
•	Class Action No. 1050302-17.2024.8.26.0053: Mario Maurici de Lima Morais, Francisco Daniel Celeguim de Morais, and Helio Rodrigues de Andrade filed an action seeking a preliminary injunction to suspend the effects of Concession Contract No. 1/2024, executed on May 24, 2024, between us and the Municipality of São Paulo (represented by URAE-1), as well as a final ruling declaring the nullity of the contract. The case was dismissed without resolution on the merits due to a supervening loss of subject matter. As of the date of this annual report, the case is awaiting a decision on the motions for clarification filed against that judgment. On March 13, 2026, the Public Prosecutor’s Office submitted an opinion advocating for the dismissal of the motions for clarification filed by the claimant. The financial impact of this lawsuit, if any, cannot be reliably estimated at this time.

•	Class Action No. 0037298-27.2024.8.26.0053: Mario Maurici de Lima Morais, Francisco Daniel Celeguim de Morais, and Helio Rodrigues de Andrade filed a lawsuit against Sabesp and the State Treasury of São Paulo seeking: (i) a declaration of nullity of the agreement entered into between the State of São Paulo and the International Finance Corporation (IFC) within the scope of administrative proceeding SPI-PRC-2023/00055, due to alleged illegality of its subject matter, formal defects, and insufficient legal justification; (ii) partial annulment of the agreement with respect to the acknowledgment of the completion of Phase 0 provided therein, on the grounds of alleged contractual breach, allegedly evidenced by misrepresentations regarding the quality of the studies delivered; and (iii) reimbursement of amounts paid and compensation for losses and damages. As of the date of this annual report, the case is awaiting the opinion of the Public Prosecutor's Office. The financial impact of this lawsuit, if any, cannot be reliably estimated at this time.
•	Labor Public Civil Action No. 1001846-34.2023.5.02.0071: The National Federation of Workers in Companies for Power Generation, Transmission and Distribution, Data Transmission via Power Grid, Electric Vehicle Supply, Water Treatment, and Environmental Services (the “National Federation”) filed a labor public civil action against us seeking the immediate suspension of all acts or procedures related to our privatization until a study is presented on the socioeconomic impacts on labor relations, including existing employment contracts and vested rights. The preliminary injunction was denied, and the action was dismissed. The National Federation filed an ordinary appeal, which was also denied by the Regional Labor Court. As of the date of this annual report, the plaintiff has not filed any further appeals.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend the allocation of net profits for the preceding fiscal year. For the purposes of Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution tax for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to half of the net profit as increased or reduced by:

•	the amount intended to form the legal reserve; and
•	the amount intended to form the reserves for contingencies and any written-off amounts of the same reserves formed in previous fiscal years.

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be offset against the legal reserve. The legal reserve is subject to approval by the shareholders at our annual shareholders’ meeting, which must also resolve on its allocation, in accordance with the limits and parameters set forth in Brazilian Corporate Law. The legal reserve may only be used to offset losses or to increase capital. As of December 31, 2025, 2024 and 2023 the balance of our legal reserve was R$2,766.7 million, R$2,343.6 million and R$1,864.6 million, respectively, which was equal to 13.0%, 15.6% and 12.4%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize the creation of a discretionary reserve in its bylaws. Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders, being capital budgets of more than one year subject to review at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of December 31, 2025, 2024 and 2023 we had an investment reserve of R$18,751.5 million, R$19,304.1 million and R$12,753.4 million, respectively.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of our Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards.

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

Our bylaws allow us to pay interim dividends from preexisting and accumulated profits related to the current or preceding fiscal year or based on semi-annual or quarterly financial statements, declared either by a special shareholders’ meeting or the Board of Directors, provided that the total amount of interim dividends paid in each semester from current profits does not exceed the amount of capital reserves. Our bylaws also allow the Board of Directors to pay Interest On Net Equity (Juros sobre Capital Próprio). The amounts paid to shareholders either as interim dividends or as interest on shareholders’ equity may be considered an anticipation of the minimum mandatory dividend and is subject to ratification by the annual or special shareholders’ meeting.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. For more information, see “Item 10.D. Exchange Controls.” Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will be subject to Brazilian withholding income tax of 10%, except for dividends declared based on profits generated prior to December 31, 1995 and are compliant with other legal requirements. For more information, see “Item 10.E. Taxation.”

Subject to the conditions described in our dividend policy, the total amount of dividends payable to our common shareholders may reach up to (i) 50% of adjusted net income for the fiscal years ending December 31, 2026 and 2027, (ii) 75% for the years ending December 31, 2028 and 2029, and (iii) 100% from 2030 onward. These limits are subject to reduction depending on the level of the Universalization Factor, a performance indicator established in our concession agreement, as follows:

•       if the Factor U equals 0, the applicable limit set above is fully available;

•       if the Factor U is greater than 0 but less than or equal to 1%, the applicable limit is reduced to 80%;

•       if the Factor U is greater than 1% but less than or equal to 2%, the applicable limit is reduced to 60%; and

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

Pursuant to the Concession Agreement for URAE-1, the type of non-compliance with targets and schedules that gives rise to a restriction on dividend distributions must result solely from circumstances attributable to us. Such determination shall consider the performance indicators, tolerance thresholds set forth in the agreement, and, in particular, the methodology for calculating the Factor U. For the fiscal years 2024 and 2025, the Factor U were calculated based on all Municipalities comprising URAE-1. In 2026 and 2027, the calculation will be performed by groups of Municipalities, and as of 2028, the Universalization Factor shall be determined on a per-Municipality basis.

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

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995, as amended. The amount of tax-deductible interest that may be paid is calculated by applying the daily pro rata variation of the government’s long-term interest rate (TJLP) on the shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; or
•	50.0% of earnings reserves and retained earnings.

Any payment of Interest on Net Equity (Juros sobre Capital Próprio) of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 17.5% or 25.0% if the beneficiary is resident in a low tax jurisdiction (tax haven). For more information, see “Item 10.E. Taxation.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory dividends distributable amount as prescribed in Brazilian Corporate Law.

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the annual and special shareholders’ meeting. Consequently, the amount of R$2,009.7 million recognized as of December 31, 2025.

Distributions of Dividends

The following table sets forth the distributions of dividends (comprising mandatory minimum dividends and complementary dividends) paid or to be paid to our shareholders in respect of our fiscal years ended December 31, 2025, 2024 and 2023.

With respect to fiscal year 2023, all distributions were made exclusively in the form of interest on net equity (juros sobre o capital próprio). With respect to fiscal year 2024, total distributions of R$2,549.8 million were made, of which R$718.7 million were paid in the form of dividends and R$1,831.1 million were paid in the form of interest on net equity. With respect to fiscal year 2025, R$2,381.6 million are intended to be paid in the form of interest on net equity.

Year Ended December 31,	Aggregate Amount Proposed	Payment Date	Payment per Share	Payment per ADS
	(in million of reais)		(in reais)
2025	2,381.6	April 30, 2026	3.38	3.38
2024	2,549.8	May 20, 2025	3.73	3.73
2023	984.5	June 24, 2024	1.44	1.44

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law, our bylaws and our dividend policy. Our Board of Directors may declare the distribution of interest on shareholders’ equity, calculated based on our semi-annual or quarterly Consolidated Financial Statements, subject to ratification by the vote of the majority of the holders of our common shares attending our annual shareholders’ meeting. The proposed distribution of dividends should consider (i) the need for investments for the universalization of basic sanitation services; (ii) the achievement of our corporate purpose, as set forth in our bylaws; (iii) the cash generation and cash requirements; and (iv) our economic and financial sustainability. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

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

B.       Plan of Distribution

Not applicable.

C       Markets

Trading on the Brazilian Stock Exchange

Our common shares are traded on B3. Both the CVM and B3 have discretionary authority to suspend trading in the shares of a particular issuer under certain circumstances.

Trading on B3 occurs on business days from 10:00 a.m. to 5:00 p.m. (São Paulo time) through the PUMA (Plataforma Unificada Multiativos) electronic trading system. B3 also offers an “after-market” trading session from 5:30 p.m. to 6:00 p.m. (São Paulo time), accessible via traditional broker-dealers and online brokerage platforms. Transactions executed during the after-market session are subject to regulatory limits on price volatility and the volume of shares that may be traded through internet brokers. Trading hours are subject to updates by B3. In addition, securities listed on B3, including those in the Novo Mercado, Level 1, and Level 2 listing segments, may also be traded outside the organized exchange environment in the Brazilian over-the-counter (OTC) market.

Settlement of trades on B3 occurs two business days after the transaction date (T+2), without monetary adjustment to the purchase price. Share transfers and payments are effected through clearing agents affiliated with B3, which performs multilateral clearing of both financial obligations and share delivery. Under B3 regulations, financial settlement takes place through the Central Bank’s reserve transfer system, and the transfer of securities is carried out through B3's custody platform. Once completed, both delivery and payment are final and irrevocable.

Trading on B3 is significantly less liquid than trading on the NYSE or other major global exchanges. Although any outstanding shares of a listed company may be traded on B3, in practice, fewer than half of the listed shares are typically available for public trading, with the remainder generally held by controlling shareholders or government entities.

Trading on B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non-Brazilian holder") is subject to restrictions under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges under the rules established by Central Bank/CMN Joint Resolution No. 13/2014. This regulation requires that securities held by non-Brazilian holders be maintained in custody accounts or deposit accounts with financial institutions authorized by the Central Bank and the CVM. It also requires non-Brazilian holders to limit their securities transactions to trades executed on B3 or qualified over-the-counter markets.

Except in limited circumstances, investments made under Central Bank/CMN Joint Resolution No. 13/2014 cannot be transferred between non-Brazilian holders through private transactions. For additional information on the tax treatment applicable to non-Brazilian holders, including certain tax benefits available to those who qualify under this regime, see “Item 10.E. Taxation — Brazilian Tax Considerations.”

The Novo Mercado Segment

Our common shares have been listed on the Novo Mercado segment of B3 since April 24, 2002. The Novo Mercado is a special listing segment reserved for companies that voluntarily commit to adopting enhanced corporate governance practices and disclosure standards that exceed those required under Brazilian law. Companies listed on the Novo Mercado must comply with a set of governance requirements designed to strengthen shareholder rights and improve the quality, transparency, and accessibility of information disclosed to the market.

On April 18, 2002, June 19, 2006, April 23, 2012, and April 27, 2018, our shareholders approved amendments to our bylaws to align them with the Novo Mercado Listing Regulation.

Since 2024, B3 has conducted a public consultation on a proposed reform of the Novo Mercado Listing Regulation, which included, among other matters, potential changes related to board composition, including the minimum of 30% of independent members and rule to prevent overboarding, and executive accountability. On June 30, 2025, the proposed amendments were rejected by the companies listed in this segment, as more than 1/3 of them voted against the reform.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.       Share Capital

Our capital stock is composed exclusively of common shares, all without par value, with the exception of one special class preferred share (golden share) held by the State of São Paulo, as provided for in our bylaws. As of December 31, 2025, our share capital was represented by 703,773,868 common shares and one special class preferred share (golden share) held by the State of São Paulo.

In accordance with our bylaws, our Board of Directors is authorized to approve capital increases up to the limit of our authorized capital, which is currently set at 1,187,144,787 common shares, without the need for a shareholders' meeting or an amendment to our bylaws.

B.       Memorandum and Articles of Association

The following is a summary of the material terms of our common shares, including related provisions of our bylaws and Brazilian Corporate Law. This description is qualified by reference to our bylaws and to Brazilian law.

Directors’ Powers

In addition to the general provisions of Brazilian law, our Board of Directors’ internal charter contains the following specific provisions regarding a director’s power to vote on a proposal, arrangement, or contract in which that director has a material interest.

Under Brazilian Corporate Law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with respect to the company, and must disclose the nature and extent of the conflicting interest, which disclosure shall be recorded in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on terms and conditions that are fair, reasonable, and consistent with those prevailing in the market or offered by third parties.

Pursuant to our bylaws, no member of our Board of Directors may access information, participate in deliberations or discussions of the Board of Directors or any management body, exercise voting rights, or in any way intervene in any matter in which such member is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in accordance with applicable law.

According to our Board of Directors’ internal charter, when a matter involves a conflict of interest with the Company's interests, or a particular personal interest in the matter, each member of our Board of Directors shall: (i) disclose his or her conflict of interest promptly, as soon as he or she becomes aware of the relevant circumstances; (ii) refrain from participating in the discussion or deliberation of the matter; (iii) ensure that the conflict of interest is recorded in the minutes of the meeting; and (iv) abstain from voting on the matter.

Pursuant to our bylaws, the Novo Mercado Listing Regulation and the Brazilian Corporate Law, the positions of chairman of our Board of Directors and chief executive officer may not be held by the same person.

Under our bylaws, our shareholders are responsible for establishing the compensation we pay to the members of our Board of Directors, Board of Executive Officers, and Fiscal Council.

Pursuant to Brazilian Corporate Law, only natural persons may be elected as members of our Board of Directors or our Board of Executive Officers. However, the appointment of a director or an executive officer residing or domiciled abroad is subject to the appointment of a representative residing in Brazil, pursuant to Brazilian Corporate Law.

In addition, our bylaws establish that the following persons are prohibited from serving in any statutory body of the Company due to absolute incompatibility: (i) representatives of the regulatory authority to which we are subject, Ministers of State, State Secretaries, Municipal Secretaries, holders of non-permanent public positions of a special or senior advisory nature, statutory directors of political parties, and holders of legislative mandates at any level of government, even if on leave from their positions; (ii) persons who, within the preceding 36 months, participated in the decision-making structure of a political party or in activities linked to the organization, structuring, or conduct of an electoral campaign; and (iii) persons holding positions in trade union organizations.

Our bylaws provide for a unified term of office of two years for our directors, with reelection permitted. Our bylaws do not establish any mandatory retirement age limit.

See also “Item 6.A. Directors and Senior Management.”

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders' meetings, subject to the voting limit described below. On first call, a quorum requires the attendance, in person or by proxy, of shareholders representing: (i) at least 66.7% of the voting shares for resolutions involving amendments to the bylaws; and (ii) at least 25% of the voting shares for other matters. On second call, the meetings may be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote (except as otherwise provided by Brazilian Corporate Law).

Under Brazilian Corporate Law, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, requires the approval of shareholders representing at least one half of our outstanding voting shares. Under some circumstances that may result in a change in shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change, attending a special meeting. However, our bylaws and the Novo Mercado Listing Regulation expressly prohibit the issuance of preferred shares. Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain rights, including:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;
•	the right to supervise the management of the corporate business as specified in Brazilian Corporate Law;
•	preemptive rights in the event of a subscription of shares, debentures convertible into shares, or subscription bonuses (except in certain circumstances specified under Brazilian Corporate Law); and
•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law.

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

Pursuant to regulations promulgated by the CVM, the 10% threshold requirement for the exercise of multiple voting procedures may be reduced depending on the amount of capital stock of the company. Considering our current capital stock, shareholders representing 5% of our voting capital may demand the adoption of a multiple voting procedure. The shareholder request for adopting the multiple voting process must be made at least 48 hours before a shareholders’ meeting.

In addition, our bylaws provide for a unified term of office of our directors.

Golden Share (Ação Preferencial de Classe Especial)

In connection with our Privatization, the State of São Paulo retained one special class preferred share (ação preferencial de classe especial), which was created pursuant to our bylaws and in accordance with State Law No. 17,853, of December 8, 2023. The golden share is held exclusively by the State of São Paulo and entitles it to veto rights over resolutions relating to the following matters: (i) any amendment to our corporate name or registered headquarters; (ii) any amendment to our corporate purpose that would result in the elimination of our core activity of providing water supply and sewage services; and (iii) any limits on the exercise of voting rights attributed to shareholders or groups of shareholders, as defined in Article 6 of our bylaws.

The golden share does not carry voting rights at our shareholders’ meetings, other than the veto rights described above. The issuance of preferred shares is otherwise expressly prohibited under our bylaws, and the Novo Mercado Listing Regulation with the exception of the one special class preferred share described above. The golden share will be automatically extinguished in the event that the State of São Paulo ceases to hold common shares representing at least 10% of our total share capital.

Notwithstanding the absence of a controlling shareholder following our Privatization, the State of São Paulo retains certain governance rights over us by virtue of its ownership of the golden share, particularly with respect to preserving our core mission of providing water supply and sewage services and preventing material changes to our corporate identity and governance structure.

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for new shares or securities convertible into shares, in proportion to their ownership interests, except in the event of the grant and exercise of any option to acquire shares of our capital stock. The preemptive rights are valid for 30 days from the publication of the announcement of a capital increase. Shareholders are also entitled to transfer or sell their preemptive rights to third parties. The preemptive rights may be eliminated or their exercise period may be reduced in connection with a public securities offering.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs or common shares may face restrictions on exercising preemptive rights unless, under the Securities Act, a registration statement is effective or an exemption applies. For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs —A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, shareholders have the right to withdraw their equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to their equity interest. Dissenting shareholders may exercise withdrawal rights following the approval, by the required quorum, of certain resolutions at a shareholders’ meeting, including:

•	to reduce the mandatory distribution of dividends;
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;
•	to participate in a centralized group of companies, as defined under and subject to Brazilian Corporate Law;
•	to change our corporate purpose;
•	to split up, subject to Brazilian Corporate Law;
•	to change the preferences, advantages, and conditions for redemption or amortization of one or more classes of preferred shares, or to create a new more favorable class;

•	to dissolve the company;
•	to transform into another type of company;
•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of such company, known as incorporação de ações; or
•	to acquire control of another company at a price which exceeds the limits set forth in Brazilian Corporate Law.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant corporate action, including those described above. We are entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability. Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws do not currently provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined based on the most recent balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the most recently approved balance sheet, a shareholder is entitled to demand that their shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. In this case, the company will immediately pay 80% of the reimbursement amount calculated based on the most recent balance sheet and, once the next balance sheet is finalized, will pay the balance within 120 days from the date of the general shareholders’ meeting.

In addition, shareholders are precluded from exercising withdrawal rights resulting from (i) a merger into or consolidation with another company, subject to the conditions set forth in Brazilian Corporate Law, or (ii) participation in a centralized group of companies, as defined under and subject to Brazilian Corporate Law, if the shares meet the following criteria: (a) they are considered liquid, defined as being part of the Ibovespa index (Índice Bovespa) or another stock exchange index (as defined by the CVM), and (b) share ownership is dispersed, such that the controlling shareholder or companies it controls hold less than 50.0% of the shares. Our shares currently meet these conditions, as our common shares are listed on the Ibovespa index and we have no controlling shareholder. We may rescind any corporate resolution that triggers withdrawal rights, and consequently the withdrawal rights themselves, if the aggregate reimbursement amount would have a material adverse effect on our financial condition.

Liquidation Rights

Under Brazilian Corporate Law, the approval of shareholders representing at least one half of the issued and outstanding voting shares is required for dissolving or liquidating us.

Conversion Right

Not applicable because our capital stock is comprised solely of common shares.

Shareholders’ Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, Brazilian Corporate Law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved at a general meeting, duly assembled pursuant to the provisions of Brazilian Corporate Law. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) a shareholder of the company, (ii) a Brazilian attorney, (iii) a member of our management, or (iv) a financial institution.

According to Brazilian Corporate Law and CVM regulations, our annual or special shareholders’ meetings must be called by publication of a notice in a newspaper of general circulation in our principal place of business, which is currently the city of São Paulo (in our case, the publication Valor Econômico), and on the website of such newspaper, at least 21 days prior to the day of the meeting (and, on second call, at least eight days prior to the meeting). However, the CVM recommends a 30-day notice period for shareholders’ meetings due to the existence of our ADS program. In addition, pursuant to our bylaws, all documents to be analyzed or discussed at a shareholders’ meeting must be made available to shareholders at our registered office, with the CVM, and at B3 at least one month prior to the meeting.

At duly organized and assembled meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings, which are required to be held within the first four months following the end of our fiscal year, to approve our consolidated financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our Board of Directors are generally elected at annual shareholders' meetings. However, according to Brazilian Corporate Law, they can also be elected at special shareholders’ meetings. Pursuant to our bylaws, we have a permanently functioning Fiscal Council, whose members are elected annually at our annual shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•	election and dismissal of the members of our Board of Directors and our permanently functioning Fiscal Council;
•	approval of the aggregate compensation of the members of our Board of Directors and Board of Executive Officers, as well as the compensation of the members of the Fiscal Council;
•	amendment of our bylaws;
•	approval of our merger, consolidation, or spin-off (cisão);
•	approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;
•	granting of stock awards and approval of stock splits or reverse stock splits;
•	approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;
•	approval, in accordance with the proposal submitted by our Board of Directors, of the distribution of our net income and payment of dividends;
•	authorization to delist from the Novo Mercado and to become a private company, unless the cancellation is due to a breach of the Novo Mercado Listing Regulation;
•	authorization to retain a specialized firm to prepare a valuation report with respect to the value of our shares in connection with a delisting or going-private transaction;
•	approval of our management accounts and our consolidated financial statements; and
•	resolution on any other matter submitted by the Board of Directors.

Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non-residents or foreign shareholders to own securities, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.

Our bylaws prohibit any shareholder or Group of Shareholders from exercising voting rights in excess of 30% of our issued and outstanding voting capital, or from entering into shareholders’ agreements for the exercise of voting rights in excess of 30% of our issued and outstanding voting capital. For purposes of our bylaws, a "Group of Shareholders" means a group of two or more persons or any other forms of organization that, among other criteria: (a) are bound by voting agreements of any nature, including shareholders’ agreements, whether directly or through controlled or controlling entities; (b) have control relationships among themselves; (c) are under common control; (d) where one person holds, directly or indirectly, 15% or more of the share capital of the other; (e) share a common third-party investor holding 15% or more of the capital of each; (f) are managed by the same person or related parties; (g) share the majority of their managers; (h) whose employees benefit from the same post-employment benefit plan; or (i) where one is a post-employment benefit plan and the other is the entity whose employees contribute to that plan.

Equal Treatment Provisions

Pursuant to our bylaws and the Novo Mercado Listing Regulation, any party that acquires our control must extend a tender offer for the shares held by non-controlling shareholders at the same conditions and purchase price paid to the controlling shareholder. A pre-requisite for such mandatory tender offer is the pre-existence of a controlling shareholder. Currently, we do not have a controlling shareholder.

Additionally, to both stimulate shareholding dispersion and prevent hostile takeovers, our bylaws establish that any shareholder or Group of Shareholders acquiring 30% or more of our common shares is required to make a tender offer for all remaining shares at a price which shall not be lower than the highest of: (i) 200% of the issue price of the shares in the most recent capital increase carried out through a public offering, consummated within the 36 months preceding the date on which the mandatory tender offer becomes required pursuant to our bylaws; and (ii) 200% of the weighted average trading price of our shares on the stock exchange on which our shares have been traded with the highest liquidity, calculated over the 90 trading days immediately preceding the date of the acquisition or of the event that gave rise to the obligation to launch the mandatory tender offer. The calculation methodology, including adjustments and procedures, is explicitly detailed in our bylaws. Certain exceptions apply, such as acquisitions resulting from corporate restructuring transactions, cancellation of treasury shares, share buybacks or capital reductions, primary public or private offerings within preemptive rights limits, or succession by operation of law or legal reorganization; provided, however, that any voluntary subsequent increase in shareholding after reaching the 30% threshold through these excepted events will still trigger the mandatory tender offer obligation.

Our bylaws also state that this anti-takeover provision may be waived, or conducted on different terms, with the approval of shareholders at a general shareholders’ meeting convened specifically for this purpose, subject to the following conditions: (i) on first call, the meeting requires the presence of shareholders representing more than half of the voting capital; on second call, any number of shareholders; (ii) the waiver is approved by a simple majority of shareholders present; and (iii) shares held by the acquirer are not counted for quorum or voting purposes. Furthermore, shareholders who do not comply with this mandatory tender offer requirement will have their voting rights suspended until they comply with our bylaws. Additionally, failure to launch the required tender offer within 60 days after reaching the 30% threshold may trigger suspension of voting rights and further restrictions on shareholder rights as determined by a shareholders’ meeting convened by the Board of Directors.

Reserves

The Brazilian Corporate Law provides that all discretionary allocations of “adjusted income” are subject to shareholder approval and may be added to capital or distributed as dividends in subsequent years. In the case of our capital reserve and the legal reserve, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or absorbed by losses. They cannot be used as a source for income distribution to shareholders.

Statutory Investment Reserve

Our statutory investment reserve consists specifically of internal funds for expansion of water and sewage service systems. As of December 31, 2025, we had an investment reserve R$18,751.5 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital. Any accumulated deficit may be charged against the legal reserve. We may decide not to establish the legal reserve in the fiscal year in which the balance of such reserve, plus the amount of capital reserves, exceeds 30% of our corporate capital. As of December 31, 2025, the balance of our legal reserve was R$2,766.7 million.

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

Arbitration

In connection with our listing on the Novo Mercado segment of B3, we, our shareholders, directors, executive officers, members of the Fiscal Council (full members and alternate members), and members of statutory and non-statutory committees have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado Listing Regulation or any other corporate matters. For more information, see “Item 9.C. Markets.”

Under our bylaws, any dispute among us, our shareholders, and our management with respect to the application of the Novo Mercado Listing Regulation, the Brazilian Corporation Law, or the rules and regulations governing the Brazilian capital markets will be resolved by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) pursuant to its arbitration rules. Any dispute among shareholders, or between us and our shareholders, including in each case holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

C.       Material Contracts

For a description of the material contracts entered into by the State of São Paulo and us, see “Item 7.B. Related Party Transactions.”

D.       Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. The breach of this legislation may hinder or prevent the custodian for the common shares underlying our ADSs or the holders of our common shares from converting dividends, distributions, or the proceeds from any sale of these shares into U.S. dollars and remitting such amounts abroad. Holders of our ADSs could be adversely affected by delays to convert Brazilian currency payments on the common shares underlying our ADSs and to remit the proceeds abroad.

Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of ADSs are entitled to favorable tax treatment under certain circumstances. For more information, see "Item 3.D. Risk Factors — Risks Relating to Our Common Shares and ADSs — Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages" and “Item 10.E. Taxation — Brazilian Tax Considerations.”

Holders of ADSs are not required to register as foreign investors with the Central Bank or the CVM unless they cancel their ADSs and hold the underlying common shares directly. Upon cancellation of their ADSs, such holders must comply with the registration, representation, custody, and tax representative appointment requirements applicable to foreign investors, as well as the applicable tax rules.

Central Bank/CVM Joint Resolution No. 13/2024, dated December 3, 2024, has been in full effect since January 1, 2025, and provides for the issuance of depositary receipts in foreign markets in respect of shares issued by Brazilian companies. Central Bank/CVM Joint Resolution No. 13/2024, among other acts, revoked CMN Resolution No. 4,373/2014. Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the Central Bank and the CVM and acting through: (i) authorized custodial accounts managed by local agents; and (ii) local intermediaries (such as securities broker-dealers), may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investments shall b registered pursuant to Law No. 14,286/2021, dated December 3, 2021, as regulated by BCB Resolution No. 278, dated December 31, 2022, as amended, or under Central Bank/CVM Joint Resolution No. 13/2024.

Law No. 14,286/2021, regulated by BCB Resolution No. 278, is the main legislation governing direct foreign investment in companies based in Brazil. It applies to investments of at least US$100,000 entering Brazil in the form of foreign currency, goods, or services, directed to locally incorporated private companies. Foreign investment portfolios (i.e., investments in securities traded on stock exchanges or over-the-counter markets) are regulated by Central Bank/CMN Joint Resolution No. 13/2024 and CVM Resolution No. 13/2020, which regulates the filing of transactions and disclosure of information by foreign investors.

As of December 1, 2020, foreign investors seeking to register with the CVM must fulfill the requirements set forth in CVM Resolution No. 13/2020. In accordance with Central Bank/CVM Joint Resolution No. 13/2024, the definition of a foreign investor includes individuals, legal entities, mutual funds, and other collective investment entities domiciled or headquartered abroad. In order to register as a foreign investor under Central Bank/CVM Joint Resolution No. 13/2024 (a “13/2024 Holder”), a foreign investor must:

•	appoint at least one representative in Brazil, which must be a financial institution or other institution authorized to operate by the Central Bank;
•	appoint at least one authorized custodian in Brazil for its investments (which must be a financial institution or entity duly authorized by the Central Bank or the CVM), duly licensed by the CVM, unless the foreign investor is a natural person;
•	appoint a tax representative in Brazil;
•	through its representative in Brazil, register itself as a foreign investor with the CVM (not applicable to individual non-resident investors);
•	hire a local intermediary (e.g., a securities broker-dealer) for trading securities on B3, including for the purpose of acquiring shares of Brazilian companies listed thereon;
•	through its representative in Brazil, register its foreign investment with the Central Bank and report it periodically to the CVM; and
•	be registered with the Federal Tax Authority (Secretaria da Receita Federal — “RFB”) pursuant to RFB Normative Instruction No. 2,172/2024 and RFB Normative Instruction No. 2,119/2022.

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

In November 2025, the enactment of Law No. 15,270/2025 introduced a reform of the Brazilian income tax system setting forth a 10% withholding income tax on dividend distributions to individuals domiciled in Brazil above thresholds and on payments to non-residents. For more information on the income tax reform, see “Item 3.D. Risk Factors—Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.”

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

Thus, for purposes of the law, gains realized in a disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed on a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Central Bank/CMN Joint Resolution No. 13/2024, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or
•	are subject to income tax at a rate of 15% in the case of gains realized by a non-Brazilian holder that (1) is not a 13 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and
•	are subject to income tax at a rate of up to 25% in the case of gains realized by a non-Brazilian holder that is (1) not a 13 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

The disposition of common shares carried out on the Brazilian stock exchange is subject to WHT at the rate of 0.005% on the sale value. This WHT can be offset against the eventual income tax due on the capital gain. A 13 Holder that is not resident or domiciled in a Low Tax Jurisdiction is not subject to WHT.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373 holder that is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction, although different interpretations may be raised to sustain the application of the progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million); (ii) a flat rate of 25.0% for a non-Brazilian holder that is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, whether a 13 Holder or not, although there are arguments to sustain the application of the progressive rates from 15% to 22.5%, instead of the 25% rate, to the 13 Holder; (iii) progressive rates that may vary from 15.0% to 22.5% for non-Brazilian holders that are not 13 Holders and are not resident in a Low or Nil Taxation Jurisdiction.

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

Exchange of common shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains, which in this case is the difference between the acquisition cost of the common shares and the market price of the common shares. For more information, see the rates outlined above on “Item 10.E. Taxation— Brazilian Tax Considerations— Sale of common shares in Brazil.”

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037/2010 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions; and (2) the privileged tax regimes, in which the definition is provided by Law No. 11,727/2008.

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

Law No. 11,727/2008, which became effective as of January 1, 2009, introduced the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules. In this conception, privileged tax regimes are more comprehensive than tax havens. Under such law, a “privileged tax regime” is considered to be a tax regime that meets any of the following requirements: (i) does not tax income or taxes income at a maximum rate lower than 17.0%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 17.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

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

Interest Attributed to Shareholders’ Equity

According to Law No. 9,249/1995, as amended, and our bylaws, we may opt to distribute income as interest attributed to shareholders’ equity as an alternative to the payment of dividends and treat such Payments as deductible expenses for Brazilian corporate income tax purposes by the payor, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the federal government’s long-term interest rate (TJLP), as determined by the Central Bank from time to time, multiplied by the sum of certain Brazilian company’s net equity accounts. The amount of deduction cannot exceed the greater of:

(a)	50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or
(b)	50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.

Distribution of an interest on shareholders’ equity with respect to common shares or ADSs is subject to WHT at the rate of 17.5% or 25%, in case of a Nil or Low Taxation Jurisdiction holder.

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

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, the rates of IOF/Exchange for most exchange transactions, vary between 0%, 0.38% and 3.5%. Exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a non-resident holder, as applicable) under the rules of CMN Resolution No. 4,373/2014 are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

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

Other Brazilian Taxes

Certain Brazilian states impose donation and inheritance taxes on donations or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADS.]

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs as of the date hereof. This discussion applies only to a beneficial owner of common shares or ADSs that is a “U.S. holder.” As used herein, the term “U.S. holder” means a beneficial owner of a common share or ADS that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Department regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. holder that is a partner of a partnership holding common shares or ADSs should consult its tax advisors.

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks or other financial institutions, tax-exempt entities or organizations, insurance companies, real estate investment trusts, regulated investment companies, corporations that accumulated earnings to avoid U.S. federal income taxation, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale or wash sale transaction or a straddle, persons holding common shares or ADSs in retirement or other tax-deferred accounts, persons holding common shares or ADSs in connection with a trade or business conducted or a permanent establishment located outside of the United State, persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States, U.S. expatriates and former citizens or long-term residents, persons who acquired common shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation, persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to common shares or ADSs as a result of such income being recognized on an applicable financial statement, persons liable for any alternative minimum tax, partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes), other pass-through entities or investors therein, persons owning directly, indirectly or constructively, 10% or more of the total voting power or value of all of our outstanding stock, or persons whose “functional currency” is not the U.S. dollar.

This discussion is based upon the provisions of the Internal Revenue Code, and existing and proposed U.S. Treasury Department regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company Rules” below. Further, this discussion does not address the U.S. federal estate and gift, Medicare tax on net investment income, state, local or non-U.S. tax consequences of acquiring, holding or disposing of common shares or ADSs.

ADSs

In general, for U.S. federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the underlying common shares that are represented by such ADSs. Deposits or withdrawals of common shares by U.S. holders for ADSs will not be subject to U.S. federal income tax. However, the U.S. Treasury Department has expressed concerns that parties involved in transactions wherein depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Brazilian income taxes and the eligibility of dividends paid by us in respect of our ADSs for the preferential tax rates applicable to “qualified dividend income” received by certain non-corporate U.S. holders (including individuals), each as described herein, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us.

Taxation of Dividends

The gross amount of distributions paid to a U.S. holder (including Brazilian taxes that are withheld, if any, and any payments of interest on shareholders’ equity, as described above under “-Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income generally will be includable in a U.S. holder’s gross income as ordinary income when actually or constructively received by the U.S. holder, in the case of common shares, or when actually or constructively received by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADSs, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange. Because we do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

Certain dividends received by certain non-corporate U.S. holders (including individuals) may be eligible for preferential tax rates applicable to qualified dividend income so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a PFIC for U.S. federal income tax purposes in the year of distribution or the prior year. We do not believe that we were classified as a PFIC for our prior taxable year, nor do we expect to be classified as a PFIC for the current taxable year. We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADSs remain listed on the NYSE. Based on existing guidance, however, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be eligible for this treatment, because the common shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own tax advisors about the application of this preferential tax rate to dividends paid directly on common shares.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and the U.S. holder’s adjusted tax basis in the common share or ADS, determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the U.S. holder has held our common shares or ADSs for more than one year. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss. The rules governing the foreign tax credit are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). U.S. holders should consult their tax advisors regarding the availability of foreign tax credits arising from Brazilian income tax imposed, if any, on the disposition of a common share or ADS under their particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or other taxable disposition (including a redemption) of our common shares or ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to a U.S. holder unless a U.S. holder establishes its status as an exempt recipient, and backup withholding may apply to such amounts if the U.S. holder does not establish its status as an exempt recipient or fails to provide a correct taxpayer identification number and certify that such U.S. holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability provided the U.S. holder timely furnishes the required information to the IRS.

In addition, U.S. holders should be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds certain threshold amounts. U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and ADSs and the application of these additional reporting requirements for foreign financial assets and the potential application of other reporting requirements to their particular situation.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

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

I.       Subsidiary Information

Our corporate structure includes four wholly-owned subsidiaries: (i) Sabesp Olimpia S.A., which provides water and sewage services in Olímpia, a municipality located in the interior of the State of São Paulo; (ii) Sabesp Lux S.à r.l., a limited liability company (société à responsabilité limitée) incorporated in the Grand Duchy of Luxembourg for the purpose of granting loans, pledging assets, issuing securities, and conducting various financial, legal, technical, and commercial activities, as well as acquiring and managing equity interests in companies, partnerships, and other enterprises; (iii) Sabesp Participações S.A., incorporated for the purpose of acquiring equity interests in companies; and (iv) Concessionária Sabesp URAE-1 S.A., a newly incorporated and currently non-operational entity, incorporated to provide basic sanitation services, including the supply of water and sewage services.

As of January 2026, we hold shares representing 70.1% of the total share capital of EMAE – Empresa Metropolitana de Águas e Energia S.A. (“EMAE”). EMAE focuses on hydroelectric power generation and water resource management in the State of São Paulo. This acquisition enhances synergies between our water and energy operations and strengthens our capacity to address the challenges posed by climate change and growing demand for essential services.

J.       Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk. We are exposed to foreign currency risk because a portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our operating revenue in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. For more information on our market risks, see Note 5.1(a) to our 2025 Consolidated Financial Statements included in this annual report.

Exchange Rate Risk

As of December 31, 2025 and 2024, R$10,632.3 million and R$3,356.4 million, or 26.5% and 13.3%, respectively, of our debt obligations were denominated in foreign currencies. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations. We entered into hedge transactions in 2025 to protect us against such risk, as detailed to Note 19 to our 2025 Consolidated Financial Statements included in this annual report.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar, Euro and Yen-denominated debt that would have resulted as of December 31, 2025, 2024 and 2023 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar, Euro and Yen against the real would have been R$106.3 million, R$33.6 million and R$27.5 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of R$1,063.3 million, R$335.6 million and R$274.6 million as of December 31, 2025, 2024 and 2023, respectively.

The fluctuation of the real in relation to the U.S. dollar and Yen for the years ended December 31, 2025, 2024 and 2023 were:

	Year ended December 31,
	2025	2024	2023
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	(11.1)	27.9	(7.2)
Depreciation (appreciation) of the real in relation to the Yen	(11.0)	15.3	(13.5)
Depreciation (appreciation) of the real in relation to the Euro	0.5	27.9	(7.2)

During the year ended December 31, 2025, we entered into derivative instruments (plain vanilla swaps), with expiration dates ranging from 2030 to 2048, to fully protect us against a devaluation of the real against the U.S. dollar, the Yen, and the Euro.

For more information regarding foreign currency risk and all derivatives financial instruments, see Notes 5.1(a) and 19, respectively, to our 2025 Consolidated Financial Statements included in this annual report.

Interest Rate Risk

As of December 31, 2025 and 2024, R$1,634.3 million, or 4.1%, and R$1,688.1 million, or 6.7%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the Standard Reference Unit (Unidade Padrão Referência - “UPR”), which is equivalent to the Reference Rate (Taxa de Referência - “TR”) based on the Brazilian Federal Savings Bank. In addition, as of December 31, 2025 and 2024, R$19,854.9 million, or 49.5%, and R$15,670.7 million, or 62.0%, and respectively, of our total debt denominated in reais was subject to interest rates based on the CDI. As of December 31, 2025 and 2024, R$2,197.9 million and R$1,863.9 million, respectively, of our foreign-currency denominated debt was based on the IDB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2023, we did not have any derivative contracts outstanding related to our exposure to changes in the UPR or the CDI or in the IDB or IBRD variable rates. We invest our excess funds, which totaled R$4,663.2 million and R$1,682.6 million as of December 31, 2025 and 2024, respectively, mainly in high liquidity short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$401.4 million, R$252.6 million and R$195.4 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2025, 2024 and 2023, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$4,014.2 million, R$2,525.8 million and R$1,953.6 million as of December 31, 2025, 2024 and 2023, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2025. For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2025 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	Expected Maturity Date
	2026	2027	2028	2029 and after	Total	Average Annual Interest Rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	4,663.3	-	-	-	-	-
Liabilities
Long-term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	138.8	142.6	151.4	1,201.5	1,634.3	8.1%
Floating rate, denominated in reais indexed by TJLP	262.1	246.0	87.2	231.3	826.6	7.2%
Floating rate, denominated in reais indexed to the IPCA	402.2	973.6	347.3	5,193.7	6,916.8	11.9%
Floating rate, denominated in reais indexed by CDI	3,760.7	598.1	849.4	14,646.7	19,854.9	15.3%
Fixed rate, denominated in reais	157.3	8.1	17.9	94.1	277.4	10.0%
Floating rate, denominated in euros	12.0	—	—	1,438.5	1,450.5	4.0%
Floating rate, denominated in U.S. dollars	134.9	90.0	90.0	3,847.9	4,162.8	5.6%
Fixed rate, denominated in Yen	159.6	201.0	251.1	1,513.6	2,125.3	1.8%
Fixed rate, denominated in U.S. dollars	65.1	—	—	2,828.5	2,893.6	5.6%
Total long-term debt	5,092.8	2,259.5	1,794.4	30,995.6	40,142.3	11.4%

UPR is equal to TR, which was 0.1742% per month as of December 31, 2025; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 14.32% per annum as of December 31, 2025; IGP-M was -1.05% per annum as of December 31, 2025; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 9.07% per annum as of December 31, 2025.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
Floating rate debt:	2025	2024	2023

Denominated in U.S. dollars	10.4%	4.0%	4.2%
Denominated in reais	72.8%	84.8%	83.6%
Denominated in euros	3.6%	-	-

Fixed rate debt:
Denominated in reais	0.7%	1.9%	2.3%
Denominated in U.S. dollars	7.2%	3.3%	2.7%
Denominated in Yen	5.3%	6.0%	7.2%
Total	100.0%	100.0%	100.0%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing common shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
US$5.00 (or less) per 100 ADSs (or portion thereof)	US$5.00 (or less) per 100 ADSs (or portion thereof)
US$0.05 (or less) per ADS or portion thereof (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS or portion thereof per calendar year (in addition to any cash distribution fee that the depositary has collected during the year)	Depositary services
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares
Expenses of the depositary	Cable, telex and facsimile transmissions expenses (when expressly provided in the deposit agreement). Expenses of the depositary in converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Reimbursement of Fees Incurred in 2025

From January 1, 2025 to December 31, 2025, we did not receive reimbursements for expenses related to the administration and maintenance of the ADS facility, including but not limited, any DR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13(a) 15(e), as of the year ended December 31, 2025.

Based upon that evaluation, our Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, as of December 31, 2025, the design and operation of our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below.

(b)    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards, and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young Auditores Independentes S/S Ltda., an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements. See “Attestation Report of the Registered Public Accounting Firm”.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial and Investor Relations Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on its assessment, management concluded that we did not maintain effective internal controls over financial reporting as of December 31, 2025, due to material weaknesses related to the identification, design and execution of relevant controls in information technology general controls (ITGC) and related information produced by the entity that support underlying data used in all routine and non-routine business and financial reporting processes and controls, to fully address the requirements of the COSO criteria.

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

(c)     Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Auditores Independentes S/S Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in its report as of December 31, 2025, which is included elsewhere in this annual report.

(d)    Changes in Internal Control over Financial Reporting

The Company implemented certain initiatives to remediate the 2024 material weakness, such as,enhanced its internal controls through targeted staffing improvements, increased automation, external SOX support, strengthened IT governance, and further formalization and testing of accounting controls. Other than that, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management immediately established action plans to address the 2025 identified material weaknesses. The action plans includes reviewing our internal controls and systems and implementing measures designed to remediate the control deficiencies that contributed to those material weaknesses. These action plans include:

•	Defining individual and detailed action plans to remediate the deficiencies identified in the design and operation of internal controls
•	Proactively reviewing relevant business processes and systems with the goal of enhancing risk assessment and ensuring that risks and control activities are properly identified;
•	Identifying risks and internal controls within relevant business processes, including Information Technology General Controls (ITGCs), with the objective of improving their quality and effectiveness and ensuring that control activities are properly designed and effectively implemented to mitigate identified risks;
•	Reviewing and enhancing the processes for generating, extracting and using Information Produced by the Entity (IPE), including validating source controls, analyzing system parameterization, evaluating automation opportunities and establishing procedures for report generation; and
•	Training relevant personnel on the design and operation of internal controls over financial reporting, including ITGCs.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our Board of Directors’ meeting held on June 29, 2005, we established an Audit Committee, as defined under Section 3(a)(58) of the Exchange Act. Our Board of Directors has determined that Mateus Affonso Bandeira, who was formally elected to this position at the special meeting of the Board of Directors held on November 8, 2024, qualifies as Audit Committee Coordinator and as Financial Expert, as defined for the purposes of Item 16A of Form 20-F. Mateus Affonso Bandeira is an “independent director” within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a compliance program which includes a Code of Conduct and Integrity, that applies to all of our employees, regardless of their position, as well as our suppliers and third-party contractors. The program was established in accordance with the Anticorruption Law, the Foreign Corrupt Practices Act, the Novo Mercado Listing Regulation and the guidelines of the Brazilian Office of the Comptroller General (“CGU”). Our Code of Conduct and Integrity is available on our web site at https://api.mziq.com/mzfilemanager/v2/d/9e47ee51-f833-4a23-af98-2bac9e54e0b3/d63d929f-4029-6ae7-bc17-2bf264c907fc?origin=2.

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

As a result of our efforts, we did not register any corruption cases in 2025.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Auditores Independentes S/S Ltda. acted as our independent registered public accounting firm for the fiscal year ended December 31, 2025. BDO RCS Auditores Independentes SS Ltda. served as our independent registered public accounting firm for the years ended December 31, 2024 and 2023. The following table presents the aggregate fees for professional services and other services rendered to us our independent accountants in 2025 and 2024:

	For the Year Ended December 31,
	2025	2024
	(in million of reais)

Audit fees (1)	9.6	1.2
Audit-related fees	—	2.8
Tax fees	—	—
All other fees	—	—
Total fees	9.6	4.0

(1)	Audit Fees are the fees billed by our independent auditors for the audit of our annual Consolidated Financial Statements, reviews of interim Consolidated Financial Statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and services provided in conjunction with the issuance of comfort letters issued as part of the Company’s bond issuance . Of the total fees of 2025, R$ 8.1 million refers to Ernst & Young Auditores Independentes S/S Ltda and R$ 1.5 million to BDO RCS Auditores Independentes SS Ltda.

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

Except as disclosed above, Ernst & Young Auditores Independentes S/S Ltda. and BDO RCS Auditores Independentes SS Ltda. did not provide any non-audit services to us.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are eligible to rely on and choose to rely on the Securities Exchange Act Rule 10A-3 exemption 10A-3(c)(3), which provides a general exemption for a foreign private issuer from the requirements of Rule 10A-3(b)(1)-(5), subject to certain requirements.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our bylaws expressly require that our statutory Audit and Risks Committee shall have at least one member that is an independent member of the Board of Directors; and (ii) SEC’s interpretive letter issued on November 8, 2018, we are exempt from the audit committee requirements of Rule 10A-3(b)(1)-(5).

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

We believe that our statutory Audit and Risks Committee otherwise complies with Rule 10A-3(c)(3) to the extent permitted by Brazilian law..

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 12, 2025, our Board of Directors approved a share buyback plan authorizing the acquisition of up to 6,904,170 of our outstanding common shares (the “Buyback Plan”). This amount represents approximately 1% of our total outstanding shares and of our free float on a fully diluted basis. For additional information on our Buyback Plan, see our current reports on Form 6-K furnished to the SEC on May 15 and 20, 2025. The purpose of the Buyback Plan is to efficiently manage our capital structure and to meet obligations arising from share-based incentive plans, by acquiring shares to be held in treasury, cancelled or otherwise disposed of as permitted by the applicable law. Our Buyback Plan commenced on May 21, 2025 and will remain in effect until November 12, 2026. Within the authorized limits of the program, our Executive Officers are responsible for determining the appropriate timing for the share repurchases and the number of shares to be acquired.

Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share (in R$)	Total number of shares purchased as part of a publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
May 1, 2025 – May 31, 2025	0	n.a.	0	6,904,170
June 1, 2025 – June 30, 2025	0	n.a.	0	6,904,170
July 1, 2025 – July 31, 2025	0	n.a.	0	6,904,170
August 1, 2025 – August 31, 2025	0	n.a.	0	6,904,170
September 1, 2025 – September 30, 2025	0	n.a.	0	6,904,170
October 1, 2025 – October 31, 2025	508,439	131.97	508,439	6,395,731
November 1, 2025 – November 30, 2025	1,316,313	139.38	1,316,313	5,079,418
December 1, 2025 – December 31, 2025	1,627,335	137.43	1,627,335	3,452,083
January 1, 2026 – January 31, 2026	0	n.a.	0	3,452,083
February 1, 2026 – February 28, 2026	0	n.a.	0	3,452,083
March 1, 2026 – March 31, 2026	0	n.a.	0	3,452,083
April 1, 2026 – April 30, 2026	0	n.a.	0	3,452,083
Total	3,452,087	136.26	3,452,087	3,452,083

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 25, 2025, we retained Ernst & Young Auditores Independentes S/S Ltda. as our new independent registered public accounting firm to audit our financial statements, replacing BDO RCS Auditores Independentes SS Ltda. BDO RCS Auditores Independentes SS Ltda. did not resign, decline to stand or was dismissed but rather the appointment of Ernst & Young Auditores Independentes S/S Ltda. occurred due to the synchronization of the work and avoidance of duplication of efforts in obtaining and providing documents, as Ernst & Young Auditores Independentes S/S Ltda provides auditing services to the Company's reference investor. The decision to engage Ernst & Young Auditores Independentes S/S Ltda. was approved by our Audit Committee at a meeting held on May 7, 2025 and by our Board of Directors at a meeting held on May 12, 2025.

BDO RCS Auditores Independentes SS Ltda.’s audit reports to our financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and through any subsequent interim period preceding the substitution of BDO RCS Auditores Independentes SS Ltda.: (i) we had no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with BDO RCS Auditores Independentes SS Ltda. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO RCS Auditores Independentes SS Ltda., would have caused BDO RCS Auditores Independentes SS Ltda. to make reference to the subject matter in its reports on our financial statements for such periods, and (ii) there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period prior to July 25, 2025, neither we nor anyone acting on our behalf has consulted with Ernst & Young Auditores Independentes S/S Ltda. regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to us that Ernst & Young Auditores Independentes S/S Ltda. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F, other than these matters in the ordinary course of the audit.

We have provided BDO RCS Auditores Independentes SS Ltda. with a copy of this disclosure on our annual report prior to its filing with the SEC and requested that BDO RCS Auditores Independentes SS Ltda. furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F. A copy of BDO RCS Auditores Independentes SS Ltda.’s letter to the SEC dated April 29, 2026 is included as Exhibit 15.2 to this annual report.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance structure and governing documents, such as our bylaws, Board of Directors' Internal Charter, Executive Board's Internal Charter, and Fiscal Council's Internal Charter, as well as certain corporate policies, as applicable, are in accordance with the Brazilian Corporation Law and the Novo Mercado Listing Regulation.

For a description of corporate governance obligations imposed by Brazilian law on companies listed on the Novo Mercado segment, see “Item 9.C. Markets — Trading on the Brazilian Stock Exchange — The Novo Mercado Segment." For further information about our privatization, see "Presentation of Financial and Other Information — Privatization."

Disclosure of Relevant Shareholding Positions

A Brazilian publicly held company's (i) direct or indirect controlling shareholders, (ii) shareholders entitled to appoint members of its Board of Directors or Fiscal Council, and (iii) any person or corporate entity, or group of persons representing the same interest, in each case that has directly or indirectly acquired or sold an interest that exceeds (either upward or downward) the threshold of 5%, or any multiple thereof, of the total number of shares of any type or class, must disclose such shareholder's or person's share ownership or divestment, immediately after the acquisition or sale, to the company, which must then forward this information to the CVM and B3.

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

Significant Differences between our Current Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different from the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below; (b) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules; and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies.

The following discussion summarizes the significant differences between our current corporate governance practices and those required of U.S. listed companies:

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors.	Under our current bylaws, amended and approved on April 28, 2026, our Board of Directors must have nine (9) members, and at least three must be independent members. Currently, three of our nine directors are independent, pursuant to the Novo Mercado Listing Regulation and the Brazilian Corporate Law. We believe that these rules provide adequate assurances that these directors are independent.
303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors may be elected as Officers. All members of our Board of Directors meet the NYSE’s definition of “non-management” directors. There is no requirement under the Brazilian Corporate Law that non-management directors meet regularly without management. However, the Internal Charter of the Board of Directors establishes that, by resolution of the Chairman of the Board, meetings may be held exclusively for external directors, without the presence of executives.

303A.04 303A.05	Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	Under the Brazilian Corporation Law, we are not required to have a nomination/corporate governance committee or compensation committee. However, the Novo Mercado Listing Regulation requires companies to have a policy for appointing members of the Board of Directors, their advisory committees, and the statutory executive board. In this regard, we have a statutory People and Compensation Committee that we believe is consistent with best practices for corporate governance in Brazil. This committee must consist of three to five members, as appointed by our Board of Directors. The mandates of members of statutory and non-statutory advisory committees must coincide with the mandates of the members of the Board of Directors and, except in the event of resignations or removals, the mandates are automatically renewed until the appointment of substitutes. Members must have academic degrees or professional experience compatible with their responsibilities, and at least one of whom must be an independent member who will serve as coordinator of the committee.
303A.06 303A.07	Generally, listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. However, pursuant to Exchange Act Rule 10A3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.	As a foreign private issuer, we are only required to ensure that our audit committee complies with SEC rules regarding audit committees for listed companies, in accordance with Brazilian Corporate Law. Our Audit Committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our Board of Directors on matters involving accounting, internal controls, financial reporting and compliance. For further details on our Audit Committee, see “Item 6C. Directors, Senior Management and Employees— Board Practices—Audit Committee.”

303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.	We currently have a Restricted Share Units (RSU) Plan and a Performance Share (PSA) Plan and a Restricted Share Plan – Star Bonus, which were approved by the shareholders at the Shareholder’s Annual Meeting on April 29, 2025 and April 28, 2026, respectively. If the issuance of new shares in connection with any equity compensation plan exceeded the authorized capital under our bylaws, the increase in capital would require shareholder approval.
303A.09	Listed companies must adopt and disclose corporate governance guidelines.	We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Listing Regulation. We believe that such corporate governance guidelines applicable to us do not conflict with the guidelines established by the NYSE. For more information, see “Item 9.C Markets—Trading on the Brazilian Stock Exchange— The Novo Mercado Segment”, our Report on the Brazilian Code of Corporate Governance and our policies available on “Corporate Governance” section of our Investor Relations website.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or officers.	The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law. However, the Novo Mercado Listing Regulation requires the adoption of a Code of Conduct and Integrity. We have adopted a compliance program, which includes a Code of Conduct and Integrity and complies with the requirements made by the Brazilian laws and regulation, as well as addresses the matters required to be addressed by the applicable NYSE and SEC rules. For more information, see “Item 16.G. Ethics and Compliance.”
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

We have adopted a “Policy for Disclosure of Material Acts or Facts and Trading of Securities” (the “Disclosure and Trading Policy”), most recently updated and approved by our Board of Directors on January 16, 2026. A copy of our updated Disclosure and Trading Policy has been filed as Exhibit 11.2 to this annual report.

The Disclosure and Trading Policy establishes the rules regarding the purchase, sale, and other dispositions of our securities by any person who trades our securities while in possession of material information not yet disclosed to the public.

Our Disclosure and Trading Policy applies to:

•	our controlling shareholders, whether direct or indirect;
•	members of our Board of Directors, Executive Officers, members of our Fiscal Council, and members of other statutory bodies;
•	employees and any other individuals who, due to their role or relationship with us, have access to material information not yet disclosed to the public;
•	our controlled and affiliated companies;
•	service providers, suppliers, consultants, independent auditors, and any other third parties who may have access to undisclosed material information; and
•	us, when trading in our own securities.

Our Disclosure and Trading Policy and its related procedures have been reasonably designed to promote compliance with applicable laws.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

In the ever-evolving digital age, effective cybersecurity management has become an undeniable priority for organizations of all sizes. In this context, a proactive and comprehensive approach is essential to ensure the protection of digital assets and maintain the trust of customers and stakeholders.

Our business involves the collection, storage, processing, and transmission of customers', suppliers', and employees' personal or sensitive data. As a result, we may be subject to breaches of the information technology systems we use for these purposes. See “Item 3.D — Risk Factors — Risks Relating to Our Business — Our business is subject to cyberattacks and security and privacy breaches” for further details on this matter. When we face a cybersecurity incident, we act quickly to contact the responsible teams, develop an action plan to resolve the issue, and subsequently identify improvement measures to be implemented promptly to prevent the incident from recurring.

Our action plan is prepared by our cybersecurity team in collaboration with other responsible parties impacted by the incident. This plan is designed to address not only immediate measures, but also short-, medium-, and long-term strategies, and is subject to review by our audit, risk management, and data protection (LGPD) teams to ensure its compliance and effectiveness. Furthermore, in cases where the severity of the incident is significant, the incident is promptly communicated to our Board of Directors and/or our Audit Committee for assessment. We believe we adopt a proactive stance, investing in appropriate resources to mitigate cyber threats and protect our digital assets. Additionally, we engage independent third parties on an as-needed basis to assess our cybersecurity capabilities, including to identify ongoing situations, assess how to mitigate any impacts on us, take preventive action where necessary, and follow global market trends. The results of these assessments are shared with our Audit Committee and our Fiscal Council. We believe the engagement of new professionals (cybersecurity service providers, auditors, consultants, and others) reflects our dedication to continuously improving our processes and adopting cutting-edge tools, all with the aim of maintaining a secure environment. We also recognize the importance of a rapid response to specific incidents and, accordingly, have the flexibility to conduct targeted hiring in response to emerging demands. Our surveillance covers not only internal systems, but also service providers that have access to our environment, to ensure that all aspects of our ecosystem are continuously monitored and protected.

Given that we consider cyber risk to be one of our principal corporate risks, we work across multiple layers of security, implementing security controls at different levels of our environment, including firewalls, antivirus software, and access policies. Diversifying defenses increases infrastructure resilience and reduces the likelihood of successful cyberattacks. We periodically analyze cyber risks, identify potential vulnerabilities, and implement measures to mitigate them. All of our employees and service providers are covered by this framework, and appropriate actions are taken based on each identified risk or situation.

We believe that one of the most important factors in combating cyberattacks is an organizational culture that values cybersecurity, which is essential for strengthening defenses against digital threats. Accordingly, we take continuous action to strengthen this culture, including disseminating guidance materials, live-streamed broadcasts, and videos on the matter. Individuals should be aware of recommended security practices, recognize signs of suspicious activity, and understand their responsibilities in protecting the organization's data. Additionally, we have an information security procedure in place for information technology, available to all employees, which outlines conduct, responsibilities, and operational boundaries for employees and business units.

As mentioned in our Form 6-K furnished to the SEC on October 22, 2024, on October 16, 2024, we were subject to a cyberattack that caused instability in our digital network, leading to some non-critical systems being unavailable for a few days. We immediately took all security and control measures and put into practice a plan to restore the affected systems. Following the attack, we engaged experienced external advisors to investigate the cyberattack, including its causes, scope, and potential perpetrators.

As part of our ongoing monitoring efforts, we became aware that cybercriminals disclosed the affected data, which was unstructured but consistent with our records. Our external advisors assessed the disclosure and determined that the disclosed records consisted of non-sensitive and low-sensitivity information. We informed the ANPD in accordance with applicable law. In 2025, the ANPD reviewed the matter and closed the related administrative proceeding . Our ability to maintain water supply and sewage collection and treatment operations was not affected by the cyberattack.

As of the date of this annual report, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. See ‘Item 3.D — Risk Factors — Risks Relating to Our Business — Our business is subject to cyberattacks and security and privacy breaches” for further details on this matter.

Cybersecurity Governance

We have instituted a governance structure for monitoring cyber risks. Our audit committees monitor the matter in meetings held at least once a year and, in such meeting, the information technology department presents the actions taken, facilitating discussions and enabling the proposal of new actions to address the matter, as necessary. These committees monitor these actions periodically, whether at annual or special meetings. We have a Corporate Risks area responsible for carrying out annual assessments of the main risks we face, including cyberattacks. In this assessment, we consider both the potential impact and the probability of occurrence of each cyber risk. Based on these criteria, we determine the necessary level of reporting, which ranges from reporting to our local management (for low impact risks and remote probability) to reporting to our Board of Directors (for high impact risks and imminent probability).

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

In addition, we have a Security Operations Center (SOC) dedicated to the continuous monitoring of our systems, which reports to our security team. Using specialized processes, procedures and tools, the SOC aims to identify any potential security incidents. If a potential threat is detected, protocols are activated, with the mobilization of responsible teams and the use of appropriate tools. After confirming an incident, we conduct a thorough analysis of its causes, identifying the mitigation and/or remediation measures necessary to resolve the problem. During this process, we consider the relevance of each action for the effective resolution of the identified incident.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS
(a)	Financial Statements
Page
Report of Independent Registered Public Accounting Firm Ernst & Young Auditores Independentes S/S Ltda. São Paulo, State of São Paulo, Brazil (PCAOB 1448)	F-2
Report of Independent Registered Public Accounting Firm BDO RCS Auditores Independentes SS Ltda. São Paulo, State of São Paulo, Brazil (PCAOB 5485)	F-7
Statements of Financial Position as of December 31, 2025 and 2024	F-8
Income Statements for the Years ended December 31, 2025, 2024 and 2023	F-10
Statements of Comprehensive Income for the Years ended December 31, 2025, 2024 and 2023	F-11
Statements of Changes in Equity for the Years ended December 31, 2025, 2024 and 2023	F-12
Statements of Cash Flows for the Years ended December 31, 2025, 2024 and 2023	F-13
Notes to the Consolidated Financial Statements Years ended December 31, 2025, 2024 and 2023	F-14
(b)	List of Exhibits

Item	Description
1.1*	Bylaws of the Registrant (English translation).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica-DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed on April 8, 2002 (“April 8, 2002 Form F-1”)).
4.2	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).
4.7	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F filed on June 28, 2004).
4.8	Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on February 25, 2008).
4.9	Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on December 23, 2008).
4.10	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on April 28, 2008).
4.11	The Concession Contract for URAE-1 dated May 24, 2024 (English translation) (incorporated by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F filed on April 30, 2025).
4.12	Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on July 13, 2010).
4.13	Contract to provide public water supply and sewage services, among the Registrant, the State of São Paulo and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on July 13, 2010).
4.14	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to Registrant’s current report on the Form 6-K filed on April 14, 2015).
4.15	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on November 16, 2016).
4.16	First Amendment to the Private Instrument of Settlement and Other Covenants between the Registrant and EMAE, dated October 19, 2017 (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on November 9, 2017).
11.1	Code of Conduct and Integrity dated February 25, 2021 (English translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on April 21, 2021).
11.2*	Disclosure of Material Information and Trading of Securities Policy dated January 16, 2026 (English translation).

12.1*	Certification of Carlos Augusto Leone Piani, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Daniel Szlak, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Carlos Augusto Leone Piani, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Daniel Szlak, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.
15.2*	Letter from BDO RCS Auditores Independentes SS Ltda. to the SEC dated April 29, 2025 regarding the change in independent public accounting firm.
97	Compensation of Directors, Officers, Members of the Fiscal Council and Statutory Committee / Compensation Recovery Policy (Clawback) dated March 28, 2025 (English Translation) (incorporated by reference to the Registrant’s current report on Form 6-K filed on April 26, 2025).
101.INS*	XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

______________
* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date: April 29, 2026	COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

/s/ Carlos Augusto Leone Piani
Name: Carlos Augusto Leone Piani
Title: Chief Executive Officer

/s/ Daniel Szlak
Name: Daniel Szlak
Title: Chief Financial Officer and Investor Relations Officer

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Consolidated Financial Statements as at December 31, 2025 and 2024

And for the years ended

December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the Company), as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2026 expressed an adverse opinion thereon.

Basis for Opinion

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Contract Asset Related to Service Concession Agreements

Description of the Matter

As described in Note 13 to the consolidated financial statements, the contract asset related to service concession agreements is initially recognized at fair value during the construction period. This contract asset represents the right to consideration in exchange for goods or services transferred to the customer under the existing service concession agreements. The expenditures incurred on the infrastructure serving the concession are an essential component of the methodology applied by the granting authority for determining the tariff to be charged to end consumers and the indemnification to be received by the Company upon termination of the service concession agreements. As disclosed in Note 13 (i), additions to contract assets for the year amounted to R$14,437,363 thousand in the consolidated financial statements.

Auditing the contract asset related to service concession agreements is complex as it involves material amounts, is decentralized across various municipalities/projects, involves high transaction volumes, and requires management judgment in determining which expenditure qualifies as investments in the concession infrastructures that will be eligible for capitalization.

How We Addressed the Matter in Our Audit

To test the contract asset related to service concession agreements, our procedures included, among others, analyzing the nature of expenditures incurred in the construction of infrastructure during the year by assessing their adherence to the terms of the existing service concession agreements and to the applicable accounting standards. We reviewed the supplier base and selected samples for testing transactions that occurred during the year, applying unpredictability criteria to our sampling. We also assessed the competence and reputation of key suppliers through media research, restrictive lists, and registration status. We performed field inspections of ongoing construction works to test the existence of assets/infrastructure under construction. In addition, we obtained external confirmations from suppliers with the highest transaction volumes during the year (by value or recurrence), performed tests of journal entries, and assessed the adequacy of the disclosures made in the consolidated financial statements at December 31, 2025.

Revenue from Sanitation Services

Description of the Matter

As described in Note 30 to the consolidated financial statements, in the year ended December 31, 2025, revenue from sanitation services amounted to R$24,761,056. This revenue is recognized based on water consumption or on the rendering of services. It also includes unbilled revenue, which represents revenue incurred for services rendered but not billed by year-end, and is recognized based on estimates.

Auditing the revenue from sanitation services is complex as it involves highly dispersed and high-volume transactions, and in addition, measuring unbilled revenue involves management judgment, considering the estimation required to identify and measure the volume of water supply and sewage services provided but not billed at year-end.

How We Addressed the Matter in Our Audit

To test the revenue from sanitation services, our audit procedures included, among others, performing analysis of data correlation among revenue from sanitation services, trade receivables and cash. In addition, we selected a sample of cash collection during the year and traced it to the related revenue transaction. We tested the completeness of the revenue recognition, reviewing a sample of revenue transactions that occurred close to year end. We also performed substantive analytical procedures. On unbilled revenues, we performed substantive analytical procedures, subsequent review procedures and re-calculated a sample of invoices, tracing to the accounting records. In addition, we assessed the adequacy of the disclosures made in the consolidated financial statements at December 31, 2025.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2025.

São Paulo, Brazil
April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Opinion on Internal Control Over Financial Reporting

We have audited Companhia de Saneamento Básico do Estado de São Paulo – SABESP´s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to the identification, design and execution of relevant controls in information technology general controls (ITGC) and related information produced by the entity that support underlying data used in all routine and non-routine business and financial reporting processes and controls, to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 29, 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil
April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP, Brazil

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ BDO RCS Auditores Independentes SS Ltda.

We have served as the Company's auditor from 2023 through 2025.

São Paulo-SP, Brazil

April 30, 2025, except for the effects of the stock split described in Note 28, as to which the date is April 29, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Consolidated Statements of Financial Position as of December 31, 2025 and 2024 In thousands of reais

________________________________________________________________________________________________________________

	Note	December 31, 2025	December 31, 2024

Current Assets
Cash and cash equivalents	7	4,663,226	1,682,606
Financial investments	8	7,707,745	3,699,694
Trade receivables	10 (a)	4,413,449	3,894,557
Accounts receivable from related parties	11 (a)	276,388	319,546
Inventories		22,061	10,818
Restricted cash	9	9,575	37,715
Taxes Recoverable	20 (a)	1,295,310	800,811
Derivative financial instruments	19	-	67,440
Assets held for sale		26,864	-
Other assets		141,892	95,673
Total current assets		18,556,510	10,608,860

Non-Current Assets
Financial investments	8	-	769,057
Trade receivables	10 (a)	258,544	327,798
Accounts receivable from related parties	11 (a)	862,782	908,875
Escrow Deposits		120,021	139,222
Water and Basic Sanitation National Agency - ANA		2,250	1,993
Other assets		31,259	135,227
Investments	12	254,358	215,803
Investment properties		49,933	46,630
Contract assets and other concession assets	13	11,018,516	4,877,667
Financial asset of the concession	15	21,665,330	17,601,626
Intangible assets	14	50,492,473	44,771,124
Property, plant and equipment	16	890,791	561,548
Total non-current assets		85,646,257	70,356,570

Total Assets		104,202,767	80,965,430

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Consolidated Statements of Financial Position as of December 31, 2025 and 2024 In thousands of reais

	Note	December 31, 2025	December 31, 2024

Current Liabilities
Trade payables and contractors		2,400,046	766,609
Services payable	26	2,772,416	1,438,507
Borrowings and financing	17	5,092,816	3,133,850
Labor and social obligations	24	699,629	1,286,193
Taxes and contributions payable	20 (b)	615,592	591,271
Deferred PIS/Cofins taxes	21	89,049	-
Dividends and interest on capital payable	27 (c)	2,059,850	2,275,890
Provisions	23 (a)	1,370,013	1,546,185
Public-Private Partnership - PPP	14 (c)	469,687	452,323
Derivative financial instruments	19	661,421	-
Performance Agreements	14 (f)	120,776	287,109
Other liabilities		201,619	194,308
Total current liabilities		16,552,914	11,972,245

Non-Current Liabilities
Borrowings and financing	17	35,049,531	22,124,447
Deferred income and social contribution taxes	22 (a)	3,129,908	2,661,891
Deferred PIS/Cofins	21	1,191,916	1,117,804
Provisions	23 (a)	533,399	895,495
Pension plan obligations	25	2,140,161	1,931,145
Public-Private Partnership - PPP	14 (c)	2,856,008	2,853,896
Performance Agreements	14 (f)	6,151	137,441
Other liabilities		341,655	343,012
Total non-current liabilities		45,248,729	32,065,131

Total liabilities		61,801,643	44,037,376

Equity
Capital stock	27 (a)	21,210,000	15,000,000
Capital reserves	27 (d)	30,219	-
Earnings reserves		21,518,212	21,647,715
Treasury shares		(475,385)	-
Equity valuation adjustments		118,078	280,339

Total equity	27	42,401,124	36,928,054

Total Liabilities and Equity		104,202,767	80,965,430

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Consolidated Statements of Income for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	Note	2025	2024	2023
Operating revenue	30	38,092,050	36,145,477	25,572,056
Operating costs	31	(23,991,688)	(16,603,073)	(16,051,866)

Gross profit		14,100,362	19,542,404	9,520,190

Selling expenses	31	(743,276)	(917,589)	(984,060)
Allowance for doubtful accounts	10 (c)	(62,067)	(557,789)	(652,920)
Administrative expenses	31	(1,018,282)	(2,311,438)	(1,597,548)
Other operating income (expenses), net	33	274,731	(280,450)	27,925
Equity accounting	12	48,153	35,322	32,393

Profit from operations before financial income (expenses)		12,599,621	15,510,460	6,345,980

Financial income/(expenses), net	32	(897,770)	(1,867,652)	(1,591,996)

Profit before income tax and social contribution		11,701,851	13,642,808	4,753,984

Income and social contribution taxes
Current	22 (d)	(2,742,241)	(1,302,648)	(1,545,671)
Deferred	22 (d)	(497,551)	(2,760,597)	315,218
		(3,239,792)	(4,063,245)	(1,230,453)

Profit for the year		8,462,059	9,579,563	3,523,531
Basic earnings per share - (in reais)	28	2.48	2.80	1.03
Diluted earnings per share - (in reais)		2.47	2.80	1.03

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Consolidated Statements of Comprehensive Income for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais

	Note	2025	2024	2023

Profit for the period		8,462,059	9,579,563	3,523,531
Items which will be subsequently reclassified to the income statement:		(162,261)	133,977	(31,281)
Retained earnings (accumulated losses) on cash flow hedge, net of taxes		8,350	(8,350)	-
Actuarial retained earnings (accumulated losses) on Defined Benefit Plans, net of taxes	25	(170,611)	142,327	(31,281)

Total comprehensive income for the period		8,299,798	9,713,540	3,492,250

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Consolidated Statement of Changes in Equity for the

Years ended December 31, 2025, 2024 and 2023

In thousands of reais, unless otherwise stated

				Earnings reserves
	Note	Capital Stock	Treasury shares	Capital reserve	Legal reserve	Investment reserve	Complementary minimum dividend	Retained Earnings/Accumulated Losses	Equity valuation adjustments	Total

Balances as of December 31, 2022		15,000,000	-	-	1,688,428	10,390,535	76,927	-	177,643	27,333,533
Profit for the period		-	-	-	-	-	-	3,523,531	-	3,523,531
Actuarial gains and (losses)		-	-	-	-	-	-	-	(31,281)	(31,281)
Total comprehensive income/(loss) for the year		-	-	-	-	-	-	3,523,531	(31,281)	3,492,250
Legal reserve		-	-	-	176,177	-	-	(176,177)	-	-
Interest on capital (R$ 1.22433 per share)		-	-	-	-	-	-	(836,839)	-	(836,839)
Complementary minimum dividends of 2022, approved (R$ 0.11255 per share)		-	-	-	-	-	(76,927)	-	-	(76,927)
Complementary minimum dividends (R$ 0.21607 per share)		-	-	-	-	-	147,689	(147,689)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	-	(54,641)	-	-	(54,641)
Transfer to investments reserve		-	-	-	-	2,362,826	-	(2,362,826)	-	-
Balances as of December 31, 2023		15,000,000	-	-	1,864,605	12,753,361	93,048	-	146,362	29,857,376
Profit for the period		-	-	-	-	-	-	9,579,563	-	9,579,563
Gains and losses on financial instruments		-	-	-	-	-	-	-	(8,350)	(8,350)
Actuarial gains and (losses)	25	-	-	-	-	-	-	-	142,327	142,327
Total comprehensive income/(loss) for the period		-	-	-	-	-	-	9,579,563	133,977	9,713,540
Legal reserve	27 (d)	-	-	-	478,978	-	-	(478,978)	-	-
Interest on capital (R$ 2.28 per share)	27 (c)	-	-	-	-	-	-	(1,556,454)	-	(1,556,454)
Dividends for the year (R$ 1,05 per share)	27 (c)	-	-	-	-	-	-	(718,692)	-	(718,692)
Complementary minimum dividends of 2023, approved (R$ 0,14 per share)	27 (c)	-	-	-	-	-	(93,048)	-	-	(93,048)
Withholding income tax on interest on capital attributed as minimum mandatory dividends		-	-	-	-	-	-	(274,668)	-	(274,668)
Transfers to the investment reserve	27 (e)	-	-	-	-	6,550,771	-	(6,550,771)	-	-
Balance as of December 31, 2024		15,000,000	-	-	2,343,583	19,304,132	-	-	280,339	36,928,054

Profit for the period		-	-	-	-	-	-	8,462,059	-	8,462,059
Gains and losses on financial instruments		-	-	-	-	-	-	-	8,350	8,350
Actuarial gains and (losses)	25	-	-	-	-	-	-	-	(170,611)	(170,611)
Total comprehensive income/(loss) for the period		-	-	-	-	-	-	8,462,059	(162,261)	8,299,798
Capital increase	27 (b)	6,210,000	-	-	-	(6,210,000)	-	-	-	-
Treasury shares	27 (h)	-	(475,385)	-	-	-	-	-	-	(475,385)
Long-Term Incentive Plan	27 (i)	-	-	30,219	-	-	-	-	-	30,219
Legal reserve	27 (d)	-	-	-	423,103	-	-	(423,103)	-	-
Interest on equity (December 19, 2025)	27 (c)	-	-	-	-	-	-	(1,528,300)	-	(1,528,300)
Withholding Income Tax (IRRF) on interest on equity assigned as mandatory minimum dividends (December 19, 2025)	27 (c)	-	-	-	-	-	-	(269,701)	-	(269,701)
Interest on equity	27 (c)	-	-	-	-	-	-	(481,439)	-	(481,439)
Withholding Income Tax (IRRF) on interest on equity assigned as mandatory minimum dividends	27 (c)	-	-	-	-	-	-	(102,122)	-	(102,122)
Transfers to investment reserve	27 (e)	-	-	-	-	5,657,394	-	(5,657,394)	-	-
Balances as of December 31, 2025		21,210,000	(475,385)	30,219	2,766,686	18,751,526	-	-	118,078	42,401,124

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Consolidated Statements of Cash Flows for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais (continued)

	2025	2024	2023
Cash flows from operating activities
Profit before income and social contribution taxes	11,701,851	13,642,808	4,753,984
Adjustments for reconciliation of net income:
Depreciation and amortization	2,208,762	2,676,642	2,790,856
Residual value of property, plant and equipment, intangible assets and investment properties written-off	162,121	171,173	8,354
Allowance for doubtful accounts	62,067	557,789	652,920
Provisions and inflation adjustments on provisions	(241,134)	801,179	458,889
Interest calculated on borrowings and financing payable	3,571,181	1,796,070	1,314,359
Inflation adjustment and exchange gains (losses) on borrowings and financing	-	528,935	(163,322)
Interest and inflation adjustments, net	(2,816,414)	(237,617)	(79,232)
Derivative Financial Instruments	123,880	(300,155)	-
Financial Charges from Customers	(420,962)	(437,811)	(374,902)
Construction Margin on Intangible Assets arising from Concession Agreements	-	(139,976)	(125,603)
Provision for Consent Decree (TAC), Knowledge Retention Program (KRP) and Incentivized Dismissal Program (IDP) and Voluntary Dismissal Program (VDP)	105,187	354,078	356,300
Equity Accounting	(48,153)	(35,322)	(32,393)
Interest and inflation adjustment (PPP)	499,968	589,330	1,001,078
Municipal Transfers	595,045	309,807	195,874
Pension plan obligations	175,778	161,505	238,751
Deferred PIS and Cofins on financial asset of the concession	179,084	822,482	-
Financial Asset of the concession – inflation adjustment	(1,676,434)	(9,151,310)	-
Other adjustments	(504,021)	108,901	21,997
	13,677,806	12,218,508	11,017,640
Changes in assets
Trade receivables	1,503,136	(442,312)	(835,324)
Related-party balances and transactions	221,801	(25,429)	(4,553)
Inventories	24,222	(13,785)	38,239
Taxes Recoverable	153,129	(306,163)	(251,741)
Escrow Deposits	19,201	50,547	72,469
Other assets	122,644	(2,668)	36,091

Changes in liabilities
Trade payables and contractors	(1,082,801)	(437,694)	(394,188)
Services payable	738,864	377,968	(168,384)
Labor and social obligations	(701,066)	77,973	19,377
Taxes and contributions payable	(522,780)	265,189	186,810
Deferred PIS/Cofins	(15,923)	131,225	4,374
Provisions	(297,134)	(185,932)	(243,241)
Pension plan obligations	(267,190)	(227,233)	(249,488)
Other liabilities	1,909	(335,726)	(868,699)
Cash generated from operations	13,575,818	11,144,468	8,359,382

Interest Paid	(2,696,320)	(1,976,694)	(1,936,419)
Income tax and social contribution paid	(2,518,383)	(1,763,206)	(1,568,611)

Net cash generated from operating activities	8,361,115	7,404,568	4,854,352

Cash flows from financing activities
Acquisition of contract assets, intangible assets and property, plant and equipment	(13,740,392)	(8,030,674)	(4,138,574)
Restricted cash	(27,509)	17,229	(17,470)
Financial investments - Investment	(32,763,101)	(6,456,564)	(1,559,808)
Financial investments - Redemption	30,826,828	5,303,658	816,965
Financial investments - Noncurrent	-	(769,057)	-
Dividends received	16,945	-	-
Capital increase in investees	(16,393)	(40,234)	(6,625)
Net cash used in investment activities	(15,703,622)	(9,975,642)	(4,905,512)

Cash flows from financing activities
Borrowings and financing
Funding	18,336,072	6,870,754	2,371,111
Amortization	(4,295,849)	(2,246,263)	(1,771,090)
Payment of interest on capital	(2,363,776)	(928,851)	(823,671)
Public-Private Partnership - PPP	(480,492)	(569,725)	(673,645)
Program Contract Commitments	-	(35,497)	(81,357)
Derivative financial instruments - Paid/received	(397,443)	324,778	-
Treasury shares	(475,385)	-	-
Capital increase	-	-	811
Net cash generated from (used in) financing activities	10,323,127	3,415,196	(977,841)

Increase / (decrease) in cash and cash equivalents in the year	2,980,620	844,122	(1,029,001)

Represented by:
Cash and cash equivalents at the beginning of the year	1,682,606	838,484	1,867,485
Cash and cash equivalents at the end of the year	4,663,226	1,682,606	838,484
Increase / (decrease) in cash and cash equivalents in the year	2,980,620	844,122	(1,029,001)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP”) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. SABESP and its’ subsidiaries (“The Company”) is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. The Company may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets.

SABESP's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (“NYSE”) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Approvals

The financial statements were approved by the Board of Directors on April 29, 2026.

2	Basis of preparation and presentation of the financial statements

The Company's financial statements were prepared and are being presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements were prepared based on historical cost, except for certain financial instruments measured at their fair values when required by the standards.

The preparation of the financial statements, in compliance with IFRS, requires the use of certain essential accounting estimates. In addition, it requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas that involve a greater degree of judgment or complexity or which assumptions and estimates are significant to the financial statements are described in Note 6.

The Company prepared the financial statements on a going concern basis.

The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated.

3	Summary of material accounting policy information

The accounting practices are presented in the respective notes for a better understanding of the recognition and measurement basis applied in the preparation of the financial statements.

3.1	Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2025. The Company controls an entity when (i) it has power over the investee; (ii) it is exposed or is entitled to the variable returns arising from its involvement with the investee; and (iii) it has the ability to use this power to influence its returns.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

When the Company does not hold the majority of the voting rights in an investee, it will have power over the investee when the voting rights are sufficient to effectively enable it to conduct the relevant activities of the investee unilaterally.

The financial statements of the subsidiary are included in the consolidated financial statements from the date on which the Company obtains control until the date on which this control ceases to exist. The revenues and expenses of a subsidiary acquired or disposed of during the year are included in the income statement from the date on which the Company obtains control until the date on which the Company ceases to control the subsidiary.

All intra-group balances, revenues and expenses and unrealized gains and losses arising from intra-group transactions were eliminated. The other comprehensive income of the subsidiaries, when applicable, will be recorded directly in the Company's equity under "other comprehensive income".

For details of the consolidation basis, as well as the Company's percentage interest in its subsidiaries, see Note 12.

3.2	Foreign currency balance translation

(a)	Functional currency and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of SABESP and the presentation currency of the financial statements is the Brazilian real. Each group entity determines its own functional currency, and in those whose functional currencies are different from the real, the financial statements are translated into the real on the reporting date.

(b)	Foreign currency translation

Transactions in foreign currency are initially recorded at the exchange rate of the functional currency in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated using the closing exchange rate at the reporting date.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency are recognized in the income statement, except for borrowings and financing that are related to property, plant and equipment or intangible assets in progress, and foreign exchange losses are recognized against the asset itself while it is in progress, as described in the accounting policy of Note 17.

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations of standards that became effective for periods beginning on or after January 1, 2025

The amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates and IFRS 1 – First-time Adoption of International Financial Reporting Standards, did not have any impact on the disclosures or amounts recognized in the annual financial statements.

4.2	New standards, amendments and interpretations of standards that are not yet effective

The Company has not adopted in advance and is evaluating the impacts on the disclosures or amounts recognized in the financial statements related to the following new and revised IFRSs that management deems applicable to the Company:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Standard	Description	Impact

Amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures[1]

Derecognition of financial liability settled by electronic transfer: the amendments allow the Company to consider as settled a financial obligation (or part of the financial obligation) that will be settled through an electronic payment system before the settlement date, if specific criteria are met. If an entity chooses to apply this accounting policy, it will be required to apply it to all settlements made through the same electronic payment system.

Contractual terms that are consistent with a basic lending agreement: the amendments provide guidance on how to assess whether the contractual cash flows of a financial asset are consistent with a basic lending agreement.

Financial assets with “non-recourse” characteristics: the amendments improve the description of the term “non-recourse”, in particular to specify that a financial asset has this characteristic when the entity's final right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Contractually linked instruments: the amendments clarify the characteristics of contractually linked instruments that differentiate them from other transactions, highlighting that these instruments establish an order of priority in payments to holders of financial assets through multiple linked instruments, using a waterfall payment structure.

Investment in equity instrument designated at fair value through other comprehensive income: The requirements of IFRS 7 were amended to require the disclosure of the fair value gain or loss recognized in comprehensive income during the period, separately disclosing the fair value gain or loss related to investments written off in the period and the fair value gain or loss related to investments held at the end of the period.

Contractual terms that may change the timing or amount of the contractual cash flows: the amendments require the disclosure of the contractual terms that may change the timing or amount of the contractual cash flows in the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in the basic borrowing risks and costs. The requirements apply to each class of financial asset measured at amortized cost or at fair value through other comprehensive income, as well as to each class of financial liability measured at amortized cost.

The Company does not expect any effects arising from this Standard.
IFRS 18 – Presentation and Disclosure in Financial Statements[2]

IFRS 18 replaces IAS 1 – Presentation of Financial Statements, transferring several of the unaltered requirements of IAS 1 and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 were moved to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. IASB also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share.

The Company is evaluating the impacts and effects of adopting this Standard.
IFRS 19 – Subsidiaries without Public Accountability: disclosures[2]

IFRS 19 allows an eligible subsidiary to provide reduced disclosures when applying Accounting Standards in the financial statements. The subsidiary is eligible for reduced disclosures if it has no public accountability and its ultimate or any intermediate controlling entity prepares consolidated financial statements available to the public meeting the Accounting Standards. IFRS 19 is optional for eligible subsidiaries and describes the disclosure requirements for subsidiaries that choose to apply it.

The Company does not expect any effects arising from this Standard.
1.	Effective for annual periods beginning on or after January 1, 2026.
2.	Effective for annual periods beginning on or after January 1, 2027.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

There are no other standards and interpretations issued and not yet adopted that may, in the Management’s opinion, have a significant impact on the profit or loss for the year or on the equity disclosed by the Company in its financial statements.

5	Risk management

5.1	Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. There were no changes in risk measurement policies, processes, and methods compared to the previous year.

(a)	Market risk

Foreign currency risk

It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in exchange rates. The Company's exposure to the risk of changes in exchange rates refers mainly to its financing activities, since the Company has foreign currency-denominated liabilities arising from long-term financing, in development institutions, at more attractive interest rates in US Dollar, Euro and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company manages its foreign exchange risk through hedging transactions since 2024 and negotiates the terms of the derivatives in order to comply with the terms of the exposure hedged under Note 19.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Part of the financial debt in the amount of R$ 10,632,252 as of December 31, 2025 (R$ 3,356,365 as of December 31, 2024), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows:

	December 31, 2025		December 31, 2024
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$
Borrowings and financing – US$	1,250,889	6,882,891	303,978	1,882,323
Borrowings and financing – Yen	62,496,777	2,196,137	36,787,581	1,452,006
Borrowings and financing – EURO	220,000	1,423,224	-	-
Interest and charges from borrowings and financing – US$		110,009		24,030
Interest and charges from borrowings and financing – Yen		8,818		8,364
Interest and charges from borrowings and financing – EURO		12,033		-
Fair value adjustment - US$		143,636		-
Fair value adjustment - Yen		(67,281)		34,388
Fair value adjustment - EURO		34,631
Total Exposure		10,744,098		3,401,111
Borrowing cost – US$		(80,063)		(42,510)
Borrowing cost – Yen		(12,389)		(2,236)
Borrowing costs – EURO		(19,394)		-
Total foreign currency-denominated borrowings (Note 17)		10,632,252		3,356,365

The table below shows the prices and exchange rate changes in the period:

	December 31, 2025	December 31, 2024	Variation
US$	R$ 5.5024	R$ 6.1923	-11.14%
EURO	R$ 6.4692	R$ 6.4363	0.51%
Yen	R$ 0.03514	R$ 0.03947	-10.97%

As of December 31, 2025, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on profit or loss before borrowing costs and taxes, for the year ended December 31, 2025 would have been R$ 1,063,311 (R$ 336,672 for the year ended December 31, 2024), upwards or downwards, excluding the effects of to the hedging instruments (Note 19).

The Company understands that it could comfortably accommodate any devaluation scenario due to derivative financial instruments such as cross-currency swaps already contracted.

Interest rate risk

It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in market interest rates. For most transactions, the Company manages the interest rate risk by entering into derivative financial instruments that effectively swap their exposures for liabilities indexed to the CDI.

The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument:

	December 31, 2025	December 31, 2024 (*)
CDI (i)	30,722,218	15,250,135
TR (ii)	1,629,756	1,683,342
IPCA (iii)	5,582,893	2,982,735
TJLP (iv)	825,206	1,067,436
SOFR (v)	-	1,882,325
Interest and charges	1,164,744	572,399
Total	39,924,817	23,438,372

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR - Benchmark Interest Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate
(*)	As of December 31, 2024, the amounts excluded the derivative instrument for comparative purposes.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues and financial assets, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness.

As of December 31, 2025, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year ended December 31, 2025 would have been R$ 339,248 (R$ 234,384 for the year ended December 31, 2024), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing.

The table below shows the sensitivity analysis of the financial instruments, prepared under IFRS 7, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2025, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering all other variables constant. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

The table below considers the impact of the derivative instrument:

	December 31, 2025
Indicators	Exposure	Probable scenario

Assets
CDI	12,261,445	13.82%
Financial income		1,694,532

Liabilities
CDI	(30,722,218)	13.82%
Interest to be incurred		(4,245,811)
Net exposure – CDI	(18,460,773)	(2,551,279)

Assets
IPCA	21,665,330	3.99%
Financial asset of the concession		864,858

Liabilities
IPCA	(5,582,893)	3.99%
Interest to be incurred		(222,864)
Net exposure – IPCA	16,082,437	641,995

Liabilities
TR	(1,629,756)	0.0204%
Expenses to be incurred		(332)

TJLP	(825,206)	9.22%
Interest to be incurred		(76,123)

Total net expenses to be incurred		(1,985,739)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset of the concession. Credit risk exposure to customers is mitigated by sales to a dispersed base, without risk of concentration, while credit risk exposure to cash and investment is mitigated by the Financial Investment Guideline followed by the Company.

The maximum exposure to credit risk as of December 31, 2025, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset of the concession at the reporting date. See Notes 7, 8, 9, 10 and 11.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P).

As of December 31, 2025, all investments were made with financial institutions whose rating disclosed by Fitch or Moody's was AAA (bra) or AAA.br.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2025.

	2026	2027	2028	2029	2030	2031 to 2048	Total
As of December 31, 2025
Liabilities
Borrowings and financing	5,092,816	2,259,452	1,794,449	4,172,569	7,336,464	19,486,597	40,142,347
Interest on borrowings and financing	3,497,069	3,772,445	3,590,853	3,321,945	3,012,391	7,613,313	24,808,016
Trade payables and contractors	2,400,046	-	-	-	-	-	2,400,046
Services payable	2,772,416	-	-	-	-	-	2,772,416
Public-Private Partnership - PPP	239,065	239,066	239,066	239,066	239,066	2,130,366	3,325,695
Interest Public-Private Partnership - PPP	230,622	248,333	266,562	285,472	305,090	3,311,812	4,647,891
Total	14,232,034	6,519,296	5,890,930	8,019,052	10,893,011	32,542,088	78,096,411

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c).

(d)	Derivative financial instruments

Under the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, the Company enters into hedging instruments, especially for its foreign-currency financing, reducing the effects of undesirable fluctuations from these variables on its transactions.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

5.2	Capital Management

The Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	December 31, 2025	December 31, 2024

Total borrowings and financing (Note 17)	40,142,347	25,258,297
(-) Cash and cash equivalents (Note 7)	(4,663,226)	(1,682,606)
(-) Financial investments (Note 8)	(7,707,745)	(3,699,694)

Net debt	27,771,376	19,875,997
Total Equity	42,401,124	36,928,054

Total capital (shareholders plus providers of capital)	70,172,500	56,804,051

Total	40%	35%

6	Significant accounting estimates and judgments

The preparation of the financial statements requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The areas that require a higher level of judgment and greater complexity are disclosed below. The assumptions and estimates for each of these areas, when applicable, are presented in the related notes:

Area	Reference
Unbilled revenue	Note 10
Allowance for doubtful accounts	Note 10 (c)
Contract assets, intangible assets and financial assets arising from concession contracts	Note 13
Assessment of the recoverable amount of non-financial assets (impairment)	Note 13, 14 and 16
Derivative financial instruments	Note 19
Deferred income tax and social contribution	Note 22
Provisions	Note 23
Pension obligations – Pension plans	Note 25

7	Cash and cash equivalents

	December 31, 2025	December 31, 2024
Cash and banks	95,411	31,784
Cash equivalents	4,567,815	1,650,822
Total	4,663,226	1,682,606

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by daily liquidity CDBs, whose original maturities or intention of realization are of less than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value. Of the total balance presented in this item as of December 31, 2025, approximately 99.9% refers to the amounts recorded in Banco Itaú and Banco Bradesco.

As of December 31, 2025, approximately R$ 1,361,348 of the total Cash and cash equivalents will be allocated to the payment of FAUSP, once all conditions are met. See Note 26 for further details.

As of December 31, 2025, the average yield of cash equivalents corresponded to 99.6% of the CDI (96.83% as of December 31, 2024)

Accounting practice

Cash and cash equivalents include cash on hand, bank deposits, bank overdrafts, and other highly liquid short-term investments, with maturities and Management's intent for use within three months or less.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

8	Financial investments

(a)	Current

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2025	December 31, 2024
Banco BV	169	298
Banco Bradesco	1,118,026	1,442,159
Banco Santander S/A	3,699,510	1,194,678
Banco BTG Pactual S/A	2,132,826	226,819
Banco do Brasil S/A	97,709	7,020
Brazilian Federal Savings Bank	30,206	828,720
XP Investimentos	215,002	-
Banco Citibank	414,297	-
Total	7,707,745	3,699,694

As of December 31, 2025, the average yield of the financial investments corresponded to 99.6% of the CDI (101% as of December 31, 2024).

(b)	Noncurrent

In 2025, the Company fully redeemed investments totaling R$ 769 million as of December 31, 2024.

Accounting policy

The Company analyzes fluctuations in investment rates for certificates of deposit, along with information from regulatory bodies regarding the issuing financial institutions. The 12-month probabilities of default were based on historical data provided by credit rating agencies for each credit grade and were analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of changes in value.

9	Restricted cash

Restricted cash balances refer to amounts held by the Company as a result of contractual obligations and specific agreements. As of December 31, 2025 and 2024, restricted cash operations were R$ 9,575 and R$ 37,715, respectively.

The amounts recorded in 2024 were mainly related to the agreements signed with the São Paulo Municipal Government (PMSP) and with URAE-1, which provided for the deduction of a portion of the revenue destined to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) to cover any defaults by public agencies. These amounts were redeemed throughout 2025, especially between October and November, resulting in the elimination of the balances linked to the agreements with the PMSP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

10	Trade receivables

(a)	Statement of financial position details

	December 31, 2025	December 31, 2024
Private sector:
General (i) and special customers (ii)	2,436,976	2,409,094
Agreements (iii)	343,747	659,778
	2,780,723	3,068,872
Governmental Entities:
Municipal	1,186,531	690,010
Federal	2,670	5,303
Agreements (iii)	274,508	370,823
	1,463,709	1,066,136
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	9,149	4,744
São Caetano do Sul	26,884	11,773
São Caetano do Sul - Agreement	51,589	65,213
Total wholesale customers – Municipal governments	87,622	81,730

Unbilled revenue (v)	1,157,382	1,253,826

Sub-total	5,489,436	5,470,564

Allowance for doubtful accounts	(817,443)	(1,248,209)
Total	4,671,993	4,222,355

Current	4,413,449	3,894,557
Noncurrent	258,544	327,798
Total	4,671,993	4,222,355

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements;
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers.
(v)	Unbilled revenue: represents revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates.

(b)	The aging of trade receivables is as follows:

	December 31, 2025%		December 31, 2024%
Current	2,963,070		2,979,496
Past-due:
Up to 30 days	748,559	30%	637,375	26%
From 31 to 60 days	309,579	12%	303,238	12%
From 61 to 90 days	229,559	9%	177,777	7%
From 91 to 120 days	243,256	10%	168,515	7%
From 121 to 180 days	276,446	11%	241,030	10%
From 181 to 360 days	226,600	9%	47,992	2%
Over 360 days	492,367	19%	915,141	37%
Total Past Due	2,526,366	100%	2,491,068	100%
Total	5,489,436		5,470,564

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(c) Allowance for doubtful accounts (ADA)

Changes in assets	2025	2024
Balance at the beginning of year	1,248,209	1,377,209
Recognition/(reversal) of allowance	(29,099)	41,793
Recoveries	(401,667)	(170,793)
Total	817,443	1,248,209

Reconciliation of estimated/historical losses in profit or loss	2025	2024

Write-offs	(501,786)	(685,581)
(Losses)/reversal with state entities - related parties	8,953	(1,208)
(Losses)/reversal with the private sector/government entities	29,099	(41,793)
Recoveries	401,667	170,793

Amount recorded as expense (Note 31)	(62,067)	(557,789)

The Company does not have customers individually accounting for 10% or more of its total revenues.

(d)	Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are covered in full by ADA, and the updated amounts of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties about their realization.

Accordingly, the reversal of the ADA for the original bills and their update are recognized when uncertainties about their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or discussions about these amounts or when negotiated with third parties.

The Company had the following registered warrants issued on its behalf:

Debtor	December 31, 2024	Discount (i)	Receipt (ii)	Assignment of Receivables (iii)	Others (iv)	December 31, 2025
Municipality of São Paulo	2,898,210	(992,289)	(1,217,593)	-	125,962	814,290
Municipality of Ferraz de Vasconcelos	22,883	(4,653)	(9,865)	(8,974)	609	-
Municipality of Cachoeira Paulista	12,608	(3,410)	(4,408)	(5,093)	303	-
Municipality of Agudos	14,039	(4,582)	(2,913)	(7,043)	499	-
Other	19,568	(13,727)	(3,587)	(5,382)	3,128	-
Total	2,967,308	(1,018,661)	(1,238,366)	(26,492)	130,501	814,290

(i)	Regarding the other two settlement proposals approved on April 9, 2025, in the updated amount of R$ 2.48 billion, by applying the discount rate according to the chronological order of payment, totaling R$ 1.52 billion (discount of R$ 960 million). In July 2025, the uncertainties and discussions surrounding this process ceased, and the Company recognized the effects of these registered warrants in the 3rd quarter and already received R$ 716,302 related to this settlement.
(ii)	Includes amounts received through lawsuits.
(iii)	In June 2025, the Company negotiated the assignment of receivables from various registered warrants.
(iv)	Mainly includes inflation adjustments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

As of October 21, 2024, the Registered Warrants Conciliation Chamber of the Attorney General Office of the Municipality of São Paulo approved part of the agreement proposals submitted by SABESP for the settlement of registered warrant credits under the Notice for agreement 1/2024 and the Company received R$ 55,399 in February this year. In March, the Municipal Government of São Paulo raised objections to the calculations made by DEPRE/TJSP, contesting the income tax percentage used, both in the tax base and the applied rate. On July 15, 2025, the DEPRE/TJSP sent the Company an official letter approving the calculations and thus putting to an end any uncertainty and room for discussion around that proceeding. In view of the conclusion of the uncertainties and discussions surrounding this process, the Company recognized R$ 401,679 in the 3rd quarter of the current fiscal year and this amount was received in full.

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the provision of services in these municipalities.

Accounting practice

Trade receivables correspond to amounts receivable for services provided in the ordinary course of activities. They are classified as current assets, except when the maturity is more than 12 months after the date of the statement of financial position, when they are classified as noncurrent.

Unbilled revenue represents services provided to customers for which meter readings have not yet been made. They are recognized based on monthly estimates calculated according to the historical average billing of the respective account.

Due to the characteristics of the Company's accounts receivable, which have (i) an insignificant financial component; (ii) no complexity; and (iii) low credit risk, the simplified expected credit loss approach was adopted, which consists of recognizing the expected credit loss over the total useful life of the asset.

The Company recognizes the allowance for doubtful accounts in an amount considered sufficient by Management to cover probable losses, based on the analysis of trade receivables and in accordance with the accounting policy.

The methodology for estimating the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, by maturity range, in addition to estimating the recovery of overdue credits over 360 days, based on the history observed in the last 3 years. In addition, it considered for estimation purposes the category of private and public customers and segregated the accounts receivable between the normal consumption accounts and the agreements. The Company performed correlation analyses of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and Extended National Consumer Price Index (IPCA) and its default history, and did not identify relevant impacts in the estimation of allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The methodology to determine such losses requires significant estimates, considering a variety of factors, including the evaluation of the receipt history, current economic trends, maturity of the accounts receivable portfolio and expectations of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

11	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on equity, revenue, expenses, and financial receipts

	December 31, 2025	December 31, 2024

Current
Accounts receivable:
Sanitation services	163,865	173,466
Allowance for losses	(42,753)	(51,706)

Reimbursement of additional retirement and pension benefits paid (G0):
Monthly flow	32,141	84,973
GESP Agreement – 2015	123,135	112,813

Total current	276,388	319,546

Noncurrent
Agreement for the installment payment of sanitation services	1,361	1,361

Reimbursement of additional retirement and pension benefits paid (G0):
GESP Agreement – 2015	861,421	907,514

Total non-current	862,782	908,875

Total receivable	1,139,170	1,228,421

Assets:
Sanitation services	122,473	123,121
Reimbursement of additional retirement and pension benefits paid (G0)	1,016,697	1,105,300

Total	1,139,170	1,228,421

Liabilities:
Dividends and interest on capital payable	428,681	458,985

	2025	2024

Revenue from sanitation services	952,803	891,312
Payments received from related parties	(910,676)	(843,026)

Reimbursement received referring to Law No. 4,819/1958	(276,307)	(178,941)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(ii)	Disputed amounts

As of December 31, 2025 and December 31, 2024, the disputed amounts receivable between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law No. 4,819/1958), totaled R$ 1,808,631 and R$ 1,685,493, respectively, and an ADA was recognized for the total amount, see Note 10 (c).

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0, see Note 25. As of December 31, 2025 and December 31, 2024, the amounts corresponding to such actuarial liability were R$ 2,140,161 and R$ 1,931,145, respectively. For detailed information on additional retirement and pension benefits, see Note 25.

(iv)	Agreements with reduced tariffs for Federal, State and Municipal Entities that join the Rational Water Use Program (PURA)

The Company maintains joinder agreements to the PURE Program with public entities operating in the São Paulo State. The purpose of the program is to promote the conscious use of water, granting participating entities a 25% tariff discount, provided that they are in a regular situation of compliance and meet the established goals.

(v)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees, see Note 17.

(vi)	FEHIDRO

The Company formalized three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services. As of December 31, 2025, the balance of these financings was R$ 938, recorded under the “Other” line in borrowings and financing (R$ 2,799 as of December 31, 2024).

(b)	Non-operating assets

As of December 31, 2025, the Company had an amount of R$ 3,521 (R$ 3,613 as of December 31, 2024) related to land and lent structures under free lease agreements.

(c)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial commitment, recognized until December 31, 2025, was R$ 99,514. As of December 31, 2024, this plan had a surplus of R$ 132,244.

(d)	Key Management personnel compensation

The expenses related to the compensation of key management personnel were as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Compensation	2025	2024	2023
Short-term benefits to employees and key management personnel	39,828	9,811	9,230
Share-based payments	22,618	-	-
Total compensation	62,446	9,811	9,230

(e)	Loan agreement through credit facility

Águas de Andradina

As of December 31, 2025, the balance of principal and interest was R$ 4,718, recorded under “Other assets” in current assets (R$ 4,007 in current assets as of December 31, 2024), at DI + 3% p.a.

This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction. See further details in Note 12.

SABESP Olímpia

The Company signed a loan agreement with subsidiary Sabesp Olímpia S/A, making available the necessary funds for the payment of the Fixed Concession Fee to the Municipality, which was a prerequisite for the signing of the water and sewage concession agreement.

The loan agreement, of R$ 170,981, was used for capital increase in SABESP Olímpia in the first quarter of 2025, see Note 12.

(f)	Privatization

According to Article 7 of Law No. 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, the services of independent audit firms, law firms, opinions, or specialized studies necessary for the privatization.

The amount to be reimbursed by the São Paulo State as of December 31, 2025 was R$ 85,929, recorded under “Other assets” (R$ 99,653 as of December 31, 2024).

(g)	Equatorial S.A.

In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. merged its subsidiary, becoming the direct holder of the equity interest in SABESP. As of December 31, 2025, the balance of dividends and interest on equity payable was R$ 348,402 and (R$ 341,272 as of December 31, 2024).

(h)	SABESP Luxembourg (“SABESP Lux”)

On August 1, 2025, the Company issued the 36th issue of simple non-convertible unsecured debentures, in the total amount of 2,815,700, with a unit par value of R$ 1, with maturity in 2030 and a yield of IPCA + 9.28% p.a. (See Note 17 (a)). Of these debentures, 2,765,700 were acquired by SABESP Luxembourg (98.22% of the total securities of this issue). This transaction involved entering into a derivative instrument swapping the yield for CDI (see Note 19).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

12	Investments

The following are events in the year that are related to investees:

SABESP Participações S.A.

On August 19, 2025, SABESP Participações S.A. (“SABESPar”) was incorporated as a wholly-owned subsidiary of SABESP, with capital of R$ 1 in registered common shares without par value, fully subscribed and paid in. SABESPar was created for the purpose of acting as an investment and equity management vehicle, in line with SABESP's corporate strategy.

On November 3, 2025, SABESP carried out a capital increase in the amount of R$ 85,000, through the issuance of 85,000,000 new registered common shares with no par value.

SABESP Luxembourg (“SABESP Lux”)

As of May 8, 2025, SABESP Lux S.à r.l. (“SABESP Lux”) was incorporated in Luxembourg, which is fully controlled by SABESP, with capital of US$ 100 thousand. In this context, SABESP Lux will act as a strategic vehicle for raising funds in the international market, and for managing international financial assets and liabilities, contributing to the optimization of SABESP's capital structure.

As of July 17, 2025, SABESP, as the sole shareholder of SABESP Lux, carried out a capital increase of US$ 1,000 thousand. No new shares had to be issued for the capital increase that was recorded directly in the capital of SABESP Lux.

On October 15, 2025, SABESP carried out a capital increase in the amount of US$ 2,000 thousand. The capital increase was carried out without issuing new shares, being recorded directly in SABESP Lux's capital account.

Acquisition of investees Andradina and Castilho

As of May 28, 2025, SABESP entered into a Share Purchase and Sale Agreement and Other Covenants with Iguá Saneamento S.A. for the acquisition of common shares equivalent to 70% of the capital of each of the companies Águas de Andradina S.A. and Águas de Castilho S.A. that, added to the equity interests previously held by SABESP, totals 100% of the corporate capital of these companies.

In July 2025, the transaction was approved by the Brazilian Antitrust Agency (CADE); however, certain conditions precedent are still pending to this date.

The companies Andradina and Castilho have as their corporate purpose the provision of public water and sewage services and are the holders of concession contracts for the operation of the public water supply and sewage service in the municipalities of Andradina and Castilho, in the State of São Paulo. Both contracts are mature, with universalized services and jointly serve a population of approximately 82 thousand inhabitants.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Concessionária SABESP URAE-1 S.A

On October 29, 2025, Concessionária SABESP URAE-1 (“SABESP URAE”) was incorporated as a wholly-owned subsidiary of SABESP, with capital of R$ 1 in registered common shares without par value, fully subscribed and paid in. SABESPar was created for the purpose of acting as an investment vehicle, in line with SABESP's corporate strategy.

The Company holds equity interest valued under the equity method in the following investees:

	Equity			Capital increase	Dividends	Profit (loss) for the Period				Equity Interest Percentage
	2025	2024	2023	2025	2025	2025	(*)	2024	2023	2025	2024	2023

Sesamm	91,455	75,307	61,275	-	(5,382)	21,530	-	18,709	20,389	36%	36%	36%
Águas de Andradina	41,291	37,959	34,088	-	(1,173)	4,505	-	4,939	3,311	30%	30%	30%
Águas de Castilho	12,060	8,782	12,784	-	(892)	4,170	-	2,155	1,997	30%	30%	30%
Attend Ambiental	60,961	55,162	43,263	-	(31,941)	37,740	-	18,886	17,749	45%	45%	45%
Aquapolo Ambiental	143,988	116,688	102,442	-	(16,644)	43,944	-	41,004	37,516	49%	49%	49%
Paulista Geradora de Energia	22,769	27,004	42,307	-	-	(1,107)	(3,128)	(443)	1,728	25%	25%	25%
Cantareira SP Energia	10,975	10,613	10,650	-	-	362	-	(37)	(464)	49%	49%	49%
Barueri Energia Renovável	252,212	251,420	63,309	-	-	(2,538)	3,330	(12,477)	(1,686)	20%	20%	20%
Infranext	4,154	4,154	4,699	-	-	-	-	(522)	(2,351)	45%	45%	45%
(*)	The amount presented refers to the changes in the investee’s equity, since its financial statements for the year ended December 31, 2024, were disclosed after the publication of SABESP’s financial statements.

The balances of investments and the respective changes are as follows

	Investments		Dividends	Equity Accounting
	2025	2024	2025	2025	(*)	2024	2023

Sesamm	32,924	27,111	(1,938)	7,751	-	6,735	7,340
Águas de Andradina	12,387	11,387	(352)	1,352	-	1,482	992
Águas de Castilho	3,618	2,635	(267)	1,250	-	647	599
Attend Ambiental	27,433	24,824	(14,374)	16,983	-	8,498	7,987
Aquapolo Ambiental	70,555	57,178	(8,155)	21,532	-	20,093	18,383
Paulista Geradora de Energia	5,693	6,750	-	(276)	(781)	(111)	432
Cantareira SP Energia	5,378	5,194	-	178	6	(18)	(227)
Barueri Energia Renovável	50,443	50,285	-	(508)	666	(2,612)	(2,054)
Infranext	-	-	-	-	-	608	(1,058)

Total	208,431	185,364	(25,086)	48,262	(109)	35,322	32,394

Other investments	45,927	30,439

Total	254,358	215,803

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2024 were issued after the disclosure of SABESP’s financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Accounting policy

The Company holds interests in certain Special Purpose Entities (“SPE”). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments of these SPEs, which implies a mutually shared control (joint venture – IFRS 11). When assessing whether SABESP’s voting rights in an investee are sufficient to grant it power, the Company considers all relevant facts and circumstances, including: (i) the size of the Company’s voting rights relative to the size of the holdings of other voting-right holders; (ii) potential voting rights held by the Company, by other voting-right holders, or by other parties; (iii) rights arising from other contractual agreements; and (iv) any additional facts and circumstances that indicate whether the Company does or does not have the ability to direct the investee’s relevant activities.

13	Contract assets and other concession assets

	December 31, 2024	Additions (i)	Write-offs	Transfers	Transfers of works to intangible assets (ii)	Transfers of works to financial asset of the concession	December 31, 2025 (iii)

Contract assets and other concession assets	4,877,667	16,684,564	(62,684)	24,108	(8,117,869)	(2,387,270)	11,018,516

	December 31, 2023	Additions	Write-offs	Transfers	Transfers of works to intangible assets	Transfers of works to financial asset of the concession	December 31, 2024

Contract assets and other concession assets	7,393,096	6,675,914	(164,022)	5,796	(7,455,330)	(1,577,787)	4,877,667

(i)	The Company considers in the contract asset’s additions other concession assets as shown in the table below:

Other concession assets
Advances	1,800,997
Software	389,438
Inventory	22,640
Others	34,126
Additions – Other concession assets	2,247,201
Additions - Contract asset related to service concession agreements (Note 30)	14,437,363
Total additions	16,684,564

Additionally, the largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, in the amounts of R$ 5,540 million, R$ 1,528 million and R$ 627 million, respectively.

(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, in the amounts of R$ 3,490 million, R$ 1,182 million and R$ 429 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos and Praia Grande, totaling R$ 3,215 million, R$ 764 million, and R$ 275 million, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2025 and December 31, 2024, the contract asset and other concession assets had no amounts recognized as right-of-use leases.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets and other concession assets during the construction period. From January to December 2025, the Company capitalized R$ 820,213 (R$ 564,302 from January to December 2024), as described in the accounting policy in Note 17.

(b)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From January to December 2025, the total amount referring to expropriations was R$ 55,545 (from January to December 2024 – R$ 64,047).

Accounting policy

The Contract Assets (works in progress) is the right to consideration in exchange for goods or services transferred to the customer. As determined by IFRS 15 - Revenue from contracts with customers, the assets linked to the concession under construction, registered under the scope of IFRIC 12 - Concession Agreements, must be classified as Contract Assets during the construction period and transferred to Intangible Assets or Financial Assets on the Concession, after completion of the works.

The Company acts as the primary responsible party for the construction and installation of the infrastructure related to the concession, whether through its own efforts or by contracting third parties, being significantly exposed to its risks and benefits. Accordingly, until December 2024, the Company recognized construction revenue corresponding to construction costs plus a gross margin of 2.3%. As from January 1, 2025, the Company reassessed and concluded that the construction margin was zero.

Contract Assets and other concession assets are recognized at fair value, including interest and other financial charges capitalized during the construction period of the qualifying assets, when applicable, (except for advances, construction-in-progress inventories, and other assets) considering the weighted average rate of the loans in force on the capitalization date. Qualifying assets are those which necessarily requires a substantial period, established by the Company as greater than 12 months, to be ready for use, considering the period for completion of the works, since most of the works have an average period of more than 12 months, equivalent to one fiscal year of the Company.

The construction infrastructure amounts are recognized as revenue, at their fair value, provided that they generate future economic benefits. The accounting policy for recognition of construction revenue is described in Note 30.

The recognition of the fair value of intangible assets and financial assets, arising from the exchange of assets, involving concession agreements (bifurcation), is subject to assumptions and estimates, and the use of different estimates may affect the accounting records. In addition, the assessment of which expenses are capitalized in contract assets requires a certain level of judgment by Management in determining which expenditure qualifies as investments in the concession infrastructures that will be eligible for capitalization. This fact, together with future changes in the useful life of these intangible assets, may have material impacts on the results of operations.

The expenditures incurred on the infrastructure serving the concession are an essential component of the methodology applied by the granting authority for determining the tariff to be charged to end consumers and the indemnification to be received by the Company upon termination of the service concession agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

For further details regarding the capitalization of borrowing costs, see Note 17.

14	Intangible assets

(a)	Statement of financial position details

	December 31, 2025			December 31, 2024
	Cost	Amortization	Net	Cost	Amortization	Net

Intangible assets arising from:
Concession agreements - new contracts	148,000	(10,275)	137,725	148,000	(5,344)	142,656
Concession agreements - others	135,470	(60,381)	75,089	112,456	(52,964)	59,492
Contract Commitments (i)	4,437,857	(707,736)	3,730,121	4,437,857	(588,098)	3,849,759
Concession Agreements - URAE-1	69,281,545	(23,335,074)	45,946,471	62,042,186	(22,085,992)	39,956,194
Software license of use	1,696,773	(1,145,671)	551,102	1,570,845	(932,558)	638,287
Right of use – other assets	240,646	(188,681)	51,965	240,106	(115,370)	124,736
Total	75,940,291	(25,447,818)	50,492,473	68,551,450	(23,780,326)	44,771,124

(i)	With the enactment of the Basic Sanitation Law in 2007, contract renewals began to be executed through program agreements, under which the Company assumed assets and socio-environmental obligations and recognized them as intangible assets, which are amortized on a straight-line basis over the term of the agreements.

(b)	Changes

	December 31, 2024	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2025

Intangible assets arising from:
Concession agreements – new contracts	142,656	-	-	-	-	(4,933)	137,723
Concession agreements – others	59,492	-	24,214	(1,627)	(4)	(6,987)	75,088
Contract Commitments	3,849,759	-	-	-	-	(119,638)	3,730,121
Concession Agreements URAE-1 (*)	39,956,194	2,666	7,990,514	(138,257)	(98,727)	(1,765,919)	45,946,471
Software license of use	638,287	-	103,141	-	-	(190,326)	551,102
Right of use – other assets	124,736	541	-	-	-	(73,309)	51,968
Total	44,771,124	3,207	8,117,869	(139,884)	(98,731)	(2,161,112)	50,492,473

(*)	As of December 31, 2025, the line URAE-1 concession agreement included leases totaling R$ 154,449 (R$ 338,740 as of December 31, 2024). Also on this date, the accounting balance of intangible assets, contract assets and other concession assets, and financial assets of the concession aimed at URAE-1 amounted to R$ 79,924,407, accounting for 96.09% of the consolidated amount.

	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	December 31, 2024

Intangible assets arising from:
Concession agreements – equity value	506,117	-	13,216	(508,709)	(22)	(10,602)	-	-
Concession agreements – economic value	637,760	(181)	13,005	(576,439)	-	(74,145)	-	-
Concession agreements – new contracts	147,589	-	-	-	-	(4,933)	-	142,656
Concession agreements – others	-	-	4,090	57,445	-	(2,043)	-	59,492
Program contracts	20,684,497	-	1,392,259	(21,469,330)	(1,020)	(606,406)	-	-
Program contracts – commitments	1,212,026	2,728,100	-	-	-	(90,367)	-	3,849,759
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,339)	(1,327)	(715,912)	-	-
Concession Agreements URAE-1 (*)	-	20,712	6,573,841	42,727,540	(4,449)	(911,134)	(8,450,316)	39,956,194
Software license of use	513,224	29,972	234,713	4,989	-	(144,611)	-	638,287
Right of use – other assets	118,060	84,048	-	-	(46)	(77,326)	-	124,736
Total	44,012,858	2,862,651	9,033,117	(42,843)	(6,864)	(2,637,479)	(8,450,316)	44,771,124

(*)	As of December 31, 2024, the lines Concession agreements – URAE-1 included leases totaling R$ 338,740 (R$ 374,679 as of December 31, 2023). Additionally, of the amount of transfers arising from the concession agreement, R$ 1,577,787 thousand relates to the transfer to the concession’s financial asset, as disclosed in Note 13.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(c)	Public-Private Partnership - PPP

SABESP carries out transactions related to the Public-Private Partnership. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law No. 11,079/2004.

The amounts recorded in intangible assets, item Concession agreements URAE-1, are shown in the table below:

	December 31, 2025	December 31, 2024
Alto Tietê	202,823	219,096
São Lourenço	2,216,444	2,386,192

As of December 31, 2025 and December 31, 2024, the obligations assumed by the Company are as follows:

	December 31, 2025			December 31, 2024
	Current Liabilities	Noncurrent Liabilities	Total liabilities	Current Liabilities	Noncurrent Liabilities	Total liabilities
São Lourenço	469,687	2,856,008	3,325,695	452,323	2,853,896	3,306,219

The chart below shows expenses with Public-Private Partnership from January to December 2025, compared to the figures reported in the same period in 2024:

	December 31, 2025	December 31, 2024

General supplies	21,073	14,858
Outsourced services	44,466	31,351
General expenses	5,823	4,106
Amortization	169,659	127,373
Financial expenses	499,969	353,860
Total	740,990	531,548

In February 2024, the PPP Alto Tietê concluded its obligations. As of December 31, 2024, the line “Amortization” included the PPPs São Lourenço and Alto Tietê in the amounts of R$ 166,944 and R$ 2,715, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2025, the line “Amortization” referring to the PPP Alto Tietê included R$ 12,205.

(d)	Amortization of intangible assets

The average amortization rate was 2.6%, 2.8% and 5.4% as of December 31, 2025, 2024 and 2023, respectively.

(e)	Leases and right of use

Nature	December 31, 2025	December 31, 2024

Leases - Concession Agreement URAE-1
Cost	405,245	588,534
Accumulated amortization	(250,796)	(249,794)
(=) Net	154,449	338,740

Right of use - Other assets
Vehicles	216,428	216,431
Properties	24,142	22,098
Equipment	76	1,577
Accumulated amortization	(188,678)	(115,370)
(=) Net	51,968	124,736

Total - Leases and Right of use	206,417	463,476

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact on the Company’s profit or loss:

	December 31, 2025	December 31, 2024

Right of use amortization	(108,596)	(114,111)
Financial result – interest expense and inflation adjustment	(156,251)	(134,509)
Expenses of short-term and low-value leases	(21,983)	(28,411)
Decrease in profit for the period	(286,830)	(277,031)

(f)	Performance Agreements

SABESP has contracts for the construction of assets under the performance-based model, in which the contractor is remunerated for the delivery of results and not merely for the execution of works. The accounting balances of current agreements recorded in the contract assets and other concession assets and intangible assets are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	December 31, 2025	December 31, 2024
Contract assets and other concession assets	601,064	380,204
Intangible assets	1,077,363	1,933,347
Total	1,678,427	2,313,551

As of December 31, 2025 and December 31, 2024, the obligations assumed by the Company are as follows:

	December 31, 2025			December 31, 2024
	Current Liabilities	Noncurrent Liabilities	Total liabilities	Current Liabilities	Noncurrent Liabilities	Total liabilities

Performance Agreements	120,776	6,151	126,927	287,109	137,441	424,550

Accounting policy

The Company records as intangible assets those assets arising from concession agreements, which will be reversible to the granting authorities at the end of the concession term, and the main costs are transferred from the Contract Assets and other concession assets.

Amortization of the intangible asset begins when it becomes available for use, in the location and condition necessary for it to be capable of operating as intended, from the moment the asset goes into operation. Amortization reflects the period in which the future economic benefits of the asset are expected to be consumed by the Company, which may be the final term of the concession or its useful life.

Amortization of the intangible asset is terminated when the asset is fully consumed or written off, whichever occurs first.

Donations in assets received from third parties and government entities that allow the Company to provide water supply and basic sanitation services are recorded in the financial statements at zero cost, since these assets belong to the granting authority.

The financial resources received as donations for the construction of the infrastructure are recorded under “Other operating income”.

For the concession agreement with URAE-1 executed after the Company's privatization in July 2024, investments made and not amortized until the end of the concession are accounted for as Financial assets of the concession (Note 15).

Leases are recognized at the present value of contractual obligations, presented in assets as Right of Use (Note 14 (f)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5,000), which are recognized as expenses when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(a)	Concession Agreements/URAE-1

The Company operates concession agreements including the provision of basic and environmental sanitation, water supply and sewage services, signed with the granting authorities. The infrastructure used by SABESP related to the service concession agreements is considered controlled by the granting authorities when:

(i)	The granting authority controls or regulates which services the provider must provide with the infrastructure, to whom it must provide and at what price; and
(ii)	The granting authority controls the infrastructure, i.e., it has the right to resume the infrastructure at the end of the concession.

The rights to the infrastructure operated in accordance with the concession agreements are accounted for as intangible assets, since the Company has the right to charge for the use of the infrastructure assets and users (consumers) have the obligation to pay for the services.

Intangible assets related to the concessions are amortized using the straight-line method according to the contract period or useful life of the underlying asset, whichever is the lower.

Details regarding the amortization of intangible assets are described in Note 14 (d).

(b)	Software licenses of use

Software licenses of use are capitalized based on acquisition costs and other implementation costs. Amortizations are recorded according to the useful life, and the expenses associated with their maintenance are recognized in profit or loss, when incurred.

Intangible assets are reviewed annually in order to identify evidence that may lead to losses of non-recoverable amounts, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful lives and assessed that there is no indication of impairment loss, mainly supported by Law No. 14,026/2020, which ensures that public sanitation services will have economic and financial sustainability guaranteed, either through tariffs or indemnification.

15	Financial asset of the concession

With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments and not fully amortized by the end of the agreement must be compensated.

The impacts of Income and Social Contribution Taxes and PIS and Cofins are deferred until the time of their realization.

The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	December 31, 2024	Transfer of contract asset (a)	Financial Asset of the Concession – Inflation Adjustment (b)	December 31, 2025

Financial Asset of the Concession
Concession Agreement - URAE-1	17,601,626	2,387,270	1,676,434	21,665,330

(a)	Correspond to transfers (bifurcation) of contract assets and other concession assets to the financial asset of the concession, which were previously recognized at their cost;
(b)	Review of the financial asset considering the inflation adjustment using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated.

Accounting policy

During the term of the concession agreements, the Company makes continuous investments to ensure the quality and continuity of the services, and may replace the assets linked to the concession until the end of the agreement.

At the end of the concession, the infrastructure assets are reverted to the granting authority through indemnity when provided for in the agreement, calculated based on the fair value updated by the IPCA. SABESP recognizes the portion of investments in reversible assets not yet amortized at the end of the contract as a financial asset, recording its restatement as operating revenue, in line with the Company's business model. Accordingly, the Company treats the financial assets as a continuation of the contract asset related to the construction contract.

The inflation adjustment of the financial asset of the concession represents taxable income for PIS and Cofins purposes, subject to non-cumulative rates of 1.65% and 7.6%, respectively. However, given the relevance of the amounts involved, the Company carried out a formal consultation with the Regulatory Entity, in order to clarify what would be the most appropriate treatment to be given to this issue. ARSESP, in response to the consultation sent through Official Letter No. 180/2025-ARSESP-P, clarified that, effectively, the amounts related to taxes should be increased to the value of the investment classified as a financial asset.

As of December 2025, in line with ARSESP's definition of tax neutrality, Management reviewed the assumptions used in the recognition process of the financial asset.

This review aimed to more adequately reflect the amount to be unconditionally indemnified at the end of the concession term.

As a result of this review, there was a change in the accounting estimate related to the recognition of the amount of the financial asset corresponding to the increase in PIS and Cofins levied on the basis of the financial asset already recorded.

On December 31, 2025, the application of the new estimate resulted in the recognition of the additional amount of R$ 1 billion in financial assets, increasing, in the same amount, the operating revenue. Based on this amount, there is a deferred liability in the same proportion.

The effects for subsequent periods will depend on the amounts actually recognized as a financial asset and its inflation adjustment, which can only be measured as they occur.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

16	Property, plant, and equipment

(a)	Statement of financial position details

	December 31, 2025				December 31, 2024
	Cost	Depreciation	Net	Useful Life	Cost	Depreciation	Net	Useful Life

Land	94,001	-	94,001	-	94,751	-	94,751	-
Buildings	134,818	(49,179)	85,639	50 years	127,968	(47,048)	80,920	50 years
Equipment	629,653	(346,037)	283,616	5 - 20 years	480,800	(331,056)	149,744	5 - 20 years
Transportation equipment	126,689	(18,394)	108,295	10 years	35,163	(11,624)	23,539	10 years
Furniture and fixtures	41,465	(19,141)	22,324	15 years	38,557	(17,777)	20,780	15 years
Power generation infrastructure	165,100	(18,084)	147,016	15 - 20 years	126,102	(4,569)	121,533	15 - 20 years
Other	7,278	(620)	6,658	20 years	7,487	(558)	6,929	20 years
Work in progress	143,242	-	143,242	-	63,352	-	63,352	-
Total	1,342,246	(451,455)	890,791		974,180	(412,632)	561,548

Changes

	December 31, 2024	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2025

Land	94,751	62	(812)	-	-	94,001
Buildings	80,920	1,173	5,682	-	(2,136)	85,639
Equipment	149,744	-	161,333	(563)	(26,898)	283,616
Transportation equipment	23,539	-	92,046	(5)	(7,285)	108,295
Furniture and fixtures	20,780	-	3,896	(93)	(2,259)	22,324
Power generation infrastructure	121,533	-	34,335	-	(8,852)	147,016
Other	6,929	-	(36)	(45)	(190)	6,658
Work in progress	63,352	290,755	(210,865)	-	-	143,242
Total	561,548	291,990	85,579	(706)	(47,620)	890,791

	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2024

Land	94,228	-	523	-	-	94,751
Buildings	73,088	670	9,404	-	(2,242)	80,920
Equipment	110,082	-	69,544	(256)	(29,626)	149,744
Transportation equipment	4,179	-	20,226	-	(866)	23,539
Furniture and fixtures	21,194	47	1,706	(31)	(2,136)	20,780
Power generation infrastructure	43,196	-	82,377	-	(4,040)	121,533
Other	6,873	12	249	-	(205)	6,929
Work in progress	121,720	99,998	(158,366)	-	-	63,352
Total	474,560	100,727	25,663	(287)	(39,115)	561,548

Accounting policy

Property, plant, and equipment comprise, mainly, the administrative facilities that are not part of the assets object of the concession agreements and assets that are not reversible to the granting authority at the end of the concession. These assets are stated at acquisition or construction cost less depreciation and impairment losses, when necessary. When applicable, interest, other financial charges and inflationary effects arising from borrowings, effectively applied to fixed assets in progress, are computed as the cost of the respective fixed assets for qualifying assets. Qualifying assets are those which necessarily requires a substantial period, established by the Company as greater than 12 months, to be ready for use, considering the period for completion of the works, since most of the works have an average period of more than 12 months, equivalent to one fiscal year of the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Subsequent costs are included in the carrying amount of the existing asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow and that the cost of the item can be reliably measured. Repairs and maintenance are recorded in the profit or loss for the year, when incurred.

Depreciation of the property, plant, and equipment begins when the item becomes available for use, in the location and condition necessary for it to be capable of operating as intended, from the moment the asset goes into operation. Depreciation is calculated under the straight-line method and the average rates are presented in Note 16 (a). Land is not depreciated.

The useful lives of the assets are reviewed and restated, if applicable, at the end of each year.

Property, plant and equipment are reviewed annually in order to identify evidence that may lead to losses of non-recoverable amounts, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful lives and assessed that there is no indication of impairment loss, mainly supported by Law No. 14,026/2020, which ensures that public sanitation services will have economic and financial sustainability guaranteed, either through tariffs or indemnification.

Gains and losses on disposals are determined by the difference between the sale value and the residual accounting balance and are recognized in profit or loss for the year, in other operating revenue (expenses).

The Company classifies non-current assets as held for sale when their carrying amount will be recovered, mainly, through a sale transaction instead of continuous use. These non-current and held-for-sale assets are measured at the lower of their carrying amount and the net fair value of selling expenses. Selling expenses are represented by incremental expenses directly attributable to the sale, excluding financial expenses and taxes on profit.

The classification criteria for non-current assets held for sale are met when the sale is highly probable and the asset or group of assets held for sale is available for immediate sale in its current condition, subject only to such terms as are customary for sale of such assets held for sale. The appropriate management level of the Company is committed to the asset sale plan, and a firm program has been initiated to locate a buyer and complete the plan within one year from the date of classification.

Property, plant and equipment and intangible assets are not depreciated or amortized when classified as held for sale.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

17	Borrowings and financing

Borrowings and financing outstanding balance
	December 31, 2025			December 31, 2024
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency
Debentures	2,764,582	17,282,427	20,047,009	1,323,040	10,373,183	11,696,223
Brazilian Federal Savings Bank	134,275	1,495,481	1,629,756	123,495	1,559,847	1,683,342
BNDES	259,341	564,501	823,842	262,709	803,011	1,065,720
IDB	307,349	2,680,484	2,987,833	260,899	3,425,530	3,686,429
IFC	64,450	2,645,882	2,710,332	44,200	2,706,779	2,750,979
Leases (Concession)	84,214	110,214	194,428	108,533	208,611	317,144
Leases (Others)	72,440	9,627	82,067	97,657	53,267	150,924
Other	616	328	944	1,868	931	2,799
Interest	1,033,884	-	1,033,884	548,372	-	548,372

Total in local currency	4,721,151	24,788,944	29,510,095	2,770,773	19,131,159	21,901,932

Foreign currency
IDB	56,573	973,833	1,030,406	89,222	919,189	1,008,411
IBRD	33,453	1,112,127	1,145,580	37,707	793,697	831,404
JICA	150,779	1,965,688	2,116,467	203,754	1,280,402	1,484,156
IFC	-	3,380,431	3,380,431	-	-	-
Blue Bonds	-	2,828,508	2,828,508	-	-	-
Interest	130,860	-	130,860	32,394	-	32,394

Total in foreign currency	371,665	10,260,587	10,632,252	363,077	2,993,288	3,356,365

Total borrowings and financing	5,092,816	35,049,531	40,142,347	3,133,850	22,124,447	25,258,297

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(i)        Payment schedule – accounting balances as of December 31, 2025

Payment Schedule
	2026	2027	2028	2029	2030	2031	2031 to 2048	Total

Local currency
Debentures	2,764,582	1,190,600	689,330	1,346,863	1,720,388	3,216,000	9,119,246	20,047,009
Brazilian Federal Savings Bank	134,275	142,638	151,387	157,420	155,126	141,077	747,833	1,629,756
BNDES	259,341	246,023	87,200	35,313	35,313	35,313	125,339	823,842
IDBs	307,349	289,669	359,999	330,039	265,949	265,949	1,168,879	2,987,833
IFCs	64,450	91,400	147,450	218,700	335,000	559,800	1,293,532	2,710,332
Leases	156,654	7,950	17,778	23,696	12,549	52,327	5,541	276,495
Other	616	187	141	-	-	-	-	944
Interest and Other Charges	1,033,884	-	-	-	-	-	-	1,033,884
Total in local currency	4,721,151	1,968,467	1,453,285	2,112,031	2,524,325	4,270,466	12,460,370	29,510,095

Foreign currency
IDB	56,573	56,573	56,573	56,573	56,573	56,573	690,968	1,030,406
IBRD	33,453	33,453	33,453	78,294	78,294	78,294	810,339	1,145,580
JICA	150,779	200,959	251,139	251,139	174,232	174,232	913,987	2,116,467
IFCs	-	-	-	1,674,532	1,674,532	-	31,367	3,380,431
Blue Bonds	-	-	-	-	2,828,508	-	-	2,828,508
Interest and Other Charges	130,860	-	-	-	-	-	-	130,860
Total in foreign currency	371,665	290,985	341,165	2,060,538	4,812,139	309,099	2,446,661	10,632,252

Total	5,092,816	2,259,452	1,794,450	4,172,569	7,336,464	4,579,565	14,907,031	40,142,347

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(ii)        Changes

Changes
	December 31, 2024	Additions	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment/Exchange rate change - Capitalized	Interest Paid	Amortization	Accrued interest	Provision for interest and charges - capitalized	Expenses with borrowing costs	Fair value	December 31, 2025
Local currency
Debentures	12,062,023	-	10,818,600	(181,512)	184,934	55,463	(1,413,689)	(2,568,437)	1,458,664	410,249	31,473	10,176	20,867,944
Brazilian Federal Savings Bank	1,688,057	-	59,514	-	31,293	5,217	(129,881)	(149,610)	108,808	20,925	-	-	1,634,323
BNDES	1,069,075	-	-	-	18,136	5,331	(73,204)	(265,714)	56,058	16,546	352	-	826,580
IDB	3,805,995	-	-	(79)	-	-	(409,438)	(702,858)	283,246	155,002	4,342	-	3,136,210
IFC	2,805,918	-	-	-	-	-	(457,343)	(44,200)	311,151	148,526	3,553	-	2,767,605
Leases (Concession)	317,144	-	-	-	-	-	(22,710)	(183,910)	83,903	-	-	-	194,427
Leases (Other)	150,924	541	-	-	-	-	-	(99,684)	30,287	-	-	-	82,068
Other	2,796	-	-	-	-	-	(58)	(1,856)	19	37	-	-	938

Total in local currency	21,901,932	541	10,878,114	(181,591)	234,363	66,011	(2,506,323)	(4,016,269)	2,332,136	751,285	39,720	10,176	29,510,095

Foreign currency
IDBs	1,017,833	-	211,653	(4,505)	(108,977)	(6,006)	(53,406)	(85,657)	47,168	3,762	1,296	14,021	1,037,182
IBRD	846,017	-	437,507	(2,346)	(90,173)	(787)	(46,133)	(34,034)	45,786	861	701	3,308	1,160,707
JICA	1,492,515	-	1,030,950	(10,426)	(128,344)	1,632	(21,509)	(159,889)	20,954	697	374	(101,669)	2,125,285
IFCs	-	-	3,372,828	(35,733)	(24,945)	1,178	(68,949)	-	102,377	1,580	2,133	64,968	3,415,437
Blue Bonds	-	-	2,659,300	(19,679)	93,245	-	-	-	63,610	-	1,656	95,509	2,893,641
Total in foreign currency	3,356,365	-	7,712,238	(72,689)	(259,194)	(3,983)	(189,997)	(279,580)	279,895	6,900	6,160	76,137	10,632,252

Total	25,258,297	541	18,590,352	(254,280)	(24,831)	62,028	(2,696,320)	(4,295,849)	2,612,031	758,185	45,880	86,313	40,142,347

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(a)	Main events in the year ended December 31, 2025

33rd Debenture issue

As of February 5, 2025, the Company raised R$ 3,700 million from the 33rd issue of simple unsecured non-convertible debentures, in three series, with the following characteristics:

Series	Amount	Rate	Maturity
33rd issue - 1st series	1,000,000	CDI + 0.51% p.a.	2032
33rd issue - 2nd series	1,400,000	IPCA + 7.55% p.a.	2035
33rd issue - 3rd series	1,300,000	IPCA + 7.38% p.a.	2040
Total	3,700,000

The proceeds from the issue will be allocated to the refinancing of financial commitments due in 2025, the recomposition and reinforcement of cash and the execution of investments for the Universalization of sanitation services.

In February 2025, interest rate swaps were contracted for the 2nd series, changing from IPCA + 7.5485% p.a. to CDI -0.34% p.a. and the 3rd series, changing from IPCA + 7.3837% p.a. to CDI -0.45% p.a.

The covenants agreed for the 33rd Issue of Debentures are:

Calculated quarterly, upon disclosure of quarterly information or annual financial statements:

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

22nd Debenture issue

In the period ended March 31, 2025, the Company paid the final amortization of the 22nd debentures issue, of R$ 191,184, of which R$ 180,237 in principal and R$ 10,947 in interest.

30th Debenture issue

In the period ended March 31, 2025, the Company paid the partial amortization of the 30th debentures issue, of R$ 148,571, of which R$ 125,000 in principal and R$ 23,571 in interest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

IDB INVEST 2020

In the period ended March 31, 2025, the Company fully pre-paid of the long-term tranche, in the amount of R$ 492,119, of which R$ 459,740 was principal and R$ 32,379 was interest. Additionally, on February 10, 2025, the medium-term tranche spread was renegotiated, changing from DI + 1.90% to DI + 0.90%, becoming effective as of February 18, 2025.

BNDES

In the period ended March 31, 2025, the Company paid the partial amortization of the agreements with BNDES, of R$ 90,845, of which R$ 70,994 in principal and R$ 20,042 in interest.

IFC 2025

In June 2025, the Company raised the amount of R$ 3,373 million from IFC, with the following characteristics:

Currency	Amount (Currency of Origin)	Amount (R$)	Rate	Hedge Cost	Maturity
Dollar	350,000	1,973,650	SOFR + 1.80% p.a.	DI + 0.85%% p.a.	2032
Euro	220,000	1,399,178	EURIBOR + 1.85% p.a.	DI + 1.20% p.a.	2035
Total		3,372,828

The agreed covenants are: Calculated quarterly, upon disclosure of quarterly information or annual financial statements: - Net debt/adjusted EBITDA lower than or equal to 3.50; - Adjusted EBITDA/paid financial expenses equal to or higher than 2.35. They shall be maintained for two (2) consecutive quarters or not for any period of four (4) consecutive quarters. (no cure period applies to this hypothesis).

34th, 35th and 36th debenture issue

In the third quarter, the Company raised R$ 4,884 million from the issue of simple unsecured non-convertible debentures, in a single series, with the following characteristics:

Instrument	Amount (R$)	Rate	Maturity
34th issue	1,068,600	DI	2032
35th issue	1,000,000	IPCA + 7.26% p.a.	2035
36th issue	2,815,700	IPCA + 9.28% p.a.	2030
Total	4,884,300

Interest rate swaps were contracted for the 35th issue (changing from IPCA + 7.26% p.a. to DI - 0.32% p.a.) and 36th issue (changing from IPCA + 9.28% p.a. to DI +1.39% p.a.). With respect to the 36th issue, of the total amount of R$ 2,815,700 million, R$ 2,765,7000 million have SABESP Lux, the wholly owned subsidiary, as the counterparty.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The agreed covenants for the 34th and 35th issues are:

Calculated quarterly, upon disclosure of quarterly information or annual financial statements:

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

The 36th issue has no covenants.

Blue Senior Unsecured Notes (“Blue Bonds”)

In July 2025, the Company's wholly-owned subsidiary SABESP Lux priced the offer of senior unsecured notes in the total volume of US$ 500,000 thousand, guaranteed by Sabesp. The Blue Bonds were issued at a rate of 5.625% p.a., maturing in August 2030 and paying semi-annual interest. Interest rate swap transactions were entered into (swapping from 5.625% p.a. to IPCA + 9.28% p.a.). This transaction has the same terms as the 36th issuance mentioned above.

BID 1212:

In July 2025, the Company paid the final amortization of R$ 29,420, of which R$ 28,628 in principal and R$ 792 in interest.

28th debenture issue:

In July 2025, the Company paid the partial amortization of the 28th debentures issue, of R$ 509,085, of which R$ 444,100 in principal and R$ 64,985 in interest.

37th Debenture Issue

In the fourth quarter, the Company raised R$ 5,000 million from the issue of simple unsecured non-convertible debentures, in two series, with the following characteristics:

Instrument	Amount	Rate	Maturity
37th issue - 1st series	3,500,000	DI +0.69%	2032
37th issue - 2nd series	1,500,000	DI+0.90%	2035
Total	5,000,000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The 37th issue has no covenants.

JICA 2025

In October 2025, the Company entered into a financing agreement with the Japan International Cooperation Agency (JICA) in the total amount of Yen 30 billion. The financing has a twelve-year period with the following characteristics:

Instrument	Amount (Currency of Origin)	Amount (R$)	Rate	Hedge Cost	Maturity
JICA 2025 Yen	30,000,000	1,030,950	2.00% p.a.	DI- 0.69%% p.a.	2037

The agreed covenants are:

Calculated quarterly, upon disclosure of quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35.

They shall be maintained for two (2) consecutive quarters or not for any period of four (4) consecutive quarters. (no cure period applies to this hypothesis).

(b)	Leases

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets against the lease liability.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (e).

(c)	Covenants

The table below shows the most restrictive covenants as of December 31, 2025.

Covenants
Adjusted EBITDA/Adjusted Financial Expense	Equal to or higher than 3.50
EBITDA /Financial Expense Paid	Equal to or higher than 2.35
Adjusted Net Debt/Adjusted EBITDA	Equal to or less than 3.00
Net Debt /Adjusted EBITDA	Equal to or less than 3.50
Other Onerous Debts (1)/Adjusted EBITDA	Equal to or less than 1.00

(1)	The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

Approximately 35% of the debt balance as of December 31, 2025 was subject to leverage limits.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2025 and December 31, 2024, the Company met the requirements outlined by its borrowings and financing agreements.

(d)	Borrowings and financing contracted and not yet used

Agent	December 31, 2025
(in millions of Reais (*))
Brazilian Federal Savings Bank	703
Brazilian Development Bank – BNDES	7
Inter-American Development Bank - IDB	577
International Bank for Reconstruction and Development – IBRD	501
Banco BTG Pactual	949
Other	4
Total	2,741

(*)	Brazilian Central Bank’s exchange rate as of December 31, 2025 (US$ 1.00 = R$ 5.5024).

The funds from financing contracted have specific purposes and are released for the execution of their respective investments, according to the execution of the works.

(e)	General information

Below is detailed information on the borrowings and financing in force as of December 31, 2025. For a better understanding, the table below consolidates the instruments by financial institution, remuneration, currency of origin and linked guarantees:

Financial institution/Instrument	Guarantees	Final maturity	Annual interest rate	Currency
Inter-American Development Bank	Federal Government	2025 - 2044	SOFR + 0.85% to 1.20%	Dollar
Inter-American Development Bank	Own funds	2034 - 2036	CDI+ 0.50% and CDI 2.70%	Real
Inter-American Development Bank	Federal Government	2035	CDI + 0.86%	Real
International Finance Corporation	Own funds	2030	SOFR + 1.80%	Euro
International Finance Corporation	Own funds	2030	EURIBOR + 1.85%	US$
International Finance Corporation	Own funds	2032 - 2034	CDI+0.3735% to 2%	Real
International Bank for Reconstruction and Development	Federal Government	2048	SOFR + 0.74% and 1.84%	Dollar
JICA	Federal Government	2029 - 2037	0.01% - 2.5%	Yen
JICA	Own funds	2037	2.00%	Yen
Debentures	Own funds	2026 - 2040	CDI + 0.00% to 1.80%	Real
Debentures	Own funds	2029 - 2040	IPCA + 3.20% to 9.2860%	Real
Debentures	Own funds	2027 - 2028	1.60% to 2.25%	Real
Brazilian Federal Savings Bank	Own funds	2025 to 2042	TR + 5% to 9.5%	Real
Brazilian Development Bank	Own funds	2026 - 2035	TJLP + 1.72% to 2.18%	Real
Blue Senior Unsecured Notes (“Blue Bonds”)	Own funds	2030	5.62%	Dollar
Fehidro	Own funds	2035	3.00%	Real
Leases	Own funds	2035	IPCA + 7.73% to 10.12%	Real
Leases	Own funds	2042	9.74% to 15.24%	Real

Accounting policy

Borrowings and financing are initially recognized at fair value, at the time the funds are received, net of transaction costs and subsequently measured at amortized cost (except for liabilities irrevocably designated for measurement at fair value through profit or loss, as per note 20). Borrowings and financing are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The securities issued by the Company are not convertible into shares and are accounted for as borrowings.

Borrowing costs are interest and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange variation.

Costs that are attributed to the acquisition, construction or production of an asset that necessarily require a substantial period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period in which they are incurred. Capitalization occurs during the period of construction of the asset, considering the weighted average rate of borrowings in force on the capitalization date.

In cases of borrowings or financing in foreign currency, the Company analyzes as if they were taken in national currency, limiting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were made in the local market in similar borrowing and financing lines.

The capitalization rate used in determining the amount of borrowing costs eligible for capitalization in the current year was 25%.

18	Financial instruments

As of December 31, 2025, the Company had financial assets classified as amortized cost and fair value through profit or loss.

The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, registered warrants, other assets and balances receivable from the Water National Agency (ANA), financial assets of the concession, trade payables, borrowings and financing in local and foreign currency (except for those irrevocably designated at fair value through profit or loss, in accordance with Note 19), services payable, and balances payable deriving from the Public-Private Partnership (PPP), which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,139,064 as of December 31, 2025 (R$ 1,228,389 as of December 31, 2024), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 1,016,697 (R$ 1,105,299 as of December 31, 2024), refers to reimbursement of additional retirement and pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering (i) the maturities close to the end of the reporting date, (ii) comparison of contractual interest rates with market rates in similar transactions at the end of the reporting periods, and (iii) their nature, and maturity terms.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	40,142,347	40,376,452	25,258,297	26,362,590

In order to obtain the fair values of borrowings and financing, the following criteria were adopted:

(i)	The agreements with the Brazilian Federal Savings Bank (CEF) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were discounted to present value by a specific funding rate for the Company in similar contracts, plus TR x DI, on the closing date of the financial statements. TR x DI rates were obtained at B3.

(ii)	The debentures were projected until the final maturity date in accordance with the contractual rates (IPCA, DI, TJLP or TR), discounted to present value at the future market interest rates, disclosed by ANBIMA in the secondary market, or at the equivalent market rates, or of the Company's securities traded in the national market.

(iii)	Financing – BNDES are instruments considered at the nominal value updated until the maturity date, which are indexed by the TJLP.

These financing have their own characteristics and the conditions defined in the BNDES financing agreements, between independent parties, reflect the conditions for these types of financing. In Brazil, there is no consolidated market for long-term debts with the characteristics of BNDES financing, and the offer of credit to entities in general, with this long-term characteristic, is usually limited to BNDES.

(iv)	Other financing in national currency is considered at face value updated until the maturity date, discounted to present value at future market interest rates. The future rates used were obtained from the B3 website.

(v)	The agreements with the IDB and IBRD were projected until their final maturity in the currency of origin, using the contracted interest rates plus the future SOFR rate, obtained from Bloomberg, being discounted to present value using the coupon exchange curve, obtained from B3, plus the future LFT, disclosed by ANBIMA in the secondary market. All values obtained were converted into reais at the exchange rate as of December 31, 2025.

(vi)	The agreements with JPY + (YEN) index are projected to the final maturity in the currency of origin, using the contracted interest rates, converted to real, through the JPY/BRL forward rate (NDF) for the term and discounted to present value using the interpolated DI curve, obtained in B3 with the carrying amount equal to the fair value. Additionally, for hedge accounting purposes, the inception IRR (Internal Rate of Return) calculated at the time of designation is used.

(vii)	Leases and IFRS 16 leases are instruments measured at present value. Therefore, the Company discloses as market value the amount accounted for on December 31, 2025.

Financial instruments referring to, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there were no transfers between levels during this period.

There are no instruments classified as level 1 or level 3.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Accounting policy

Financial asset – Classification

The Company classifies its financial assets under the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification in the initial recognition depends on the characteristics of the contractual cash flows and the Company's business model for the management of these financial assets. As of December 31, 2025, the Company had financial assets classified in the categories of amortized cost and fair value through profit or loss.

Amortized cost

This category includes financial assets that meet the following conditions: (i) they are maintained within the business model whose purpose is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method, except for accounts receivable, which are initially measured at their transaction price, as they do not contain financing components, and subsequently measured at amortized cost.

Fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes in fair value recognized in the income statement.

This category recognizes the changes in assets and liabilities of the fair value of derivative instruments designated as fair value hedges that the Company used to hedge against the risk and variability of Yen-denominated financing.

Financial liabilities - Classification

The Company classifies its financial liabilities as measured at amortized cost or fair value through profit or loss. As of December 31, 2025, the Company had financial liabilities classified in the two categories mentioned and as of December 31, 2024 only in the amortized cost category.

Amortized cost

This category includes balances payable to contractors and suppliers, borrowings and financing in national currency, services payable, balances payable resulting from Public-Private Partnership – PPP and program contract commitments.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the respective period. The effective interest rate is the rate that discounts precisely the estimated future cash flows (including fees, transaction cost and other issue costs) over the estimated life of the financial liabilities or, when appropriate, over a shorter period, for initial recognition of the net carrying amount. Gains and losses are recognized in profit or loss when liabilities are written off, as well as by the process of amortization of the effective interest rate.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method. Amortization using the effective interest method is included as a financial expense in the income statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Fair value through profit or loss

This category recognizes derivative financial instruments and financial liabilities designated on initial recognition at fair value through profit or loss. The financial liabilities designated on initial recognition at fair value through income are designated on the initial recognition date and only if the criteria of IFRS 9 are met.

Adjustment at present value

Financial assets and liabilities arising from long-term or short-term transactions, when there are relevant effects, are adjusted to present value based on market discount rates at the date of the transaction. For the purpose of recording and determining relevance, the adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit, and in certain cases implicit, interest rate of the respective assets and liabilities. Based on the analyzes carried out and Management's best estimate, the Company concluded that the adjustment at present value of current monetary assets and liabilities is irrelevant in relation to the financial statements taken as a whole and, therefore, did not record any adjustment.

19	Derivative financial instruments and hedging transactions

The Company is exposed to certain risks related to its transactions. The main risks managed with derivative instruments are currency risk and interest rate risk.

The Company's risk management strategy and how it is applied is disclosed in Note 5.1 above. As of December 31, 2025, regarding derivative transactions, the Company held a liability position of R$ 661,421 (as of December 31, 2024, an asset position of R$ 67,440).

Derivatives designated as hedging instruments

Fair value hedges

As of December 31, 2025, the Company had an interest rate and currency swap agreement with a notional value of Yen 36 billion, US$ 761 million and Euro 220 million (Yen 36 million as of December 31, 2024), which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage. Swaps are used to hedge exposure to changes in the fair value of loans and financing.

There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of fair value hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment.

The potential sources of hedge ineffectiveness evaluated by the Company are:

•	Differences in the timing of cash flows from hedged items and hedging instruments.
•	Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments.
•	Counterparties' credit risk has a different impact on the fair value changes of hedging instruments and hedged items.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The effect of the fair value hedge on the statement of financial position and income statement as of December 31, 2025 is shown below:

Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	Yen	Cross-currency swap	36,787,581	1,100,600	1,319,343	(218,743)	(362,310)	60,501
2	Euro	Cross currency swap	220,000	1,469,888	1,495,813	(25,925)	(91,746)	(34,631)
3	Dollar	Cross-currency swap	761,261	4,233,926	4,505,803	(271,877)	(527,372)	(47,666)
Total				6,804,414	7,320,959	(516,545)	(981,428)	(21,796)

The effect of the fair value hedge on the statements of financial position and income statement as of December 31, 2024 is shown below:

Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	Yen	Cross-currency swap	36,787,581	1,487,655	1,462,965	24,690	24,690	(34,388)

Cash flow hedges

As of December 31, 2025, the Company did not have any transactions designated as cash flow hedges.

In 2024, the Company entered into hedging derivative financial instruments to mitigate the currency risk, with a corresponding DI rate variation minus an interest percentage, as described in Note 5.1.

There was an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of cash flow hedging transactions, the Company used the critical terms match method in order to assess whether all terms of the derivative were in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment.

The potential sources of hedge ineffectiveness evaluated by the Company at that time were:

• Differences in the timing of cash flows from hedged items and hedging instruments.

• Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments.

• Counterparties' credit risk has a different impact on the fair value movements of hedging instruments and hedged items.

The effect of the cash flow hedge on the statement of financial position and income statement as of December 31, 2024 is shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	OCI Gain / (Loss)	Amounts reclassified from OCI to profit or loss (*)

1	US$	Cross-currency swap	303,978	1,886,418	1,843,668	42,750	42,750	42,750	-
Total				1,886,418	1,843,668	42,750	42,750	42,750	-

Derivatives not designated as hedging instruments

As of December 31, 2025, the Company had an interest rate swap agreement with a notional value of 5,465 million, which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage.

These derivatives were not designated to documented hedge accounting structures, and the Company chose to irrevocably designate the hedged liabilities to the fair value option.

The effect of derivatives not designated to hedge accounting, as well as of liabilities selected at the fair value option on the statement of financial position and income statement is shown below:

Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	IPCA	Interest rate swap	6,515,700	7,149,936	7,156,939	(7,003)	(7,003)	(10,176)
2	Dollar	Cross currency swap	500,000	2,912,303	3,051,892	(139,589)	(139,589)	(95,970)
3	Yen	Cross currency swap	30,000,000	1,015,310	1,013,594	1,716	1,716	41,168
Total				11,077,549	11,222,425	(144,876)	(144,876)	(64,978)

As of December 31, 2024, there were no instruments designated as fair value options.

Accounting policy

The Company uses derivative financial instruments, such as interest rate and currency swaps, to hedge against its exchange rate risks and interest rate risks. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the beginning of a hedging relationship, the Company formally designates and documents the hedging relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for performing the hedging.

The documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company assesses whether the hedging relationship meets the hedge effectiveness requirements (including its analysis of the sources of hedge ineffectiveness and how to determine the hedge ratio). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The credit risk effect does not influence the changes in the value that result from this economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the hedged item amount that the entity effectively hedges and the hedging instrument amount that the Entity effectively uses to hedge that quantity of hedged item.

Hedging ineffectiveness is determined upon the emergence of the hedging relationship and through periodic prospective evaluations of effectiveness to ensure that there is an economic relationship between the hedged item and the hedging instrument. The Company contracts derivatives with critical terms that are similar to the hedged items, such as reference rate, reset dates, payment dates, maturities and reference value.

Hedges that meet all eligibility criteria for hedge accounting and those not formally assigned to any accounting hedging relationship are recorded as described below:

a)	Fair value hedges

The Company applies fair value hedge accounting to hedge against the risk of fixed and variable interest rates on loans and financing denominated in foreign currency (Yen, Dollar and Euro). Gain or loss arising from changes in the fair value of derivatives designated and qualified as fair value hedges are recorded in the income statement as “Financial income (expenses), net”, together with any changes in the fair value of the hedged financing liability. The gain or loss related to the non-effective portion of the hedge is also recognized in the income statement as “Financial revenue (expenses), net”.

b)	Cash flow hedge

The Company applies cash flow hedge accounting to hedge against the risk of variable interest rates and financing denominated in foreign currency (United States Dollar). Changes in the fair value of derivatives designated and qualified as cash flow hedge are recorded and accrued in “other comprehensive income – OCI” in equity, together with changes in the fair value of the hedged financing liability, calculated at present value, since the date of designation of the hedging instrument.

c)	Derivatives measured at fair value through profit or loss

Where applicable, when certain derivative instruments do not qualify for hedge accounting, changes in the fair value of any of these derivative instruments are recognized immediately in the income statement under “Other operating income (expenses), net”.

20	Taxes and Contributions

(a)	Cu rrent assets

	December 31, 2025	December 31, 2024

Income and social contribution taxes	606,528	752,355
Withholding income tax (IRRF) on financial investments	128,038	45,921
Pis and Cofins Recoverable[1]	558,209	-
Other federal taxes	2,535	2,535
Total	1,295,310	800,811

¹	Includes recognition of extemporaneous tax credits related to PIS and Cofins arising from the Company’s ordinary activities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Current liabilities

	December 31, 2025	December 31, 2024

Income and social contribution taxes	1,312	1,957
PIS and Cofins	144,623	163,156
INSS (social security contribution)	73,865	44,763
IRRF (withholding income tax)	327,552	290,949
Others	68,240	90,446
Total	615,592	591,271

21	Deferred PIS/Cofins taxes

Non-current Liabilities

	December 31, 2025	December 31, 2024

PIS/Cofins – Financial Asset	1,001,566	822,482
PIS/Cofins – Estimated Revenue	89,049	111,475
Others	190,350	183,847
Total	1,280,965	1,117,804

Current Liabilities	89,049	-
Non-current Liabilities	1,191,916	1,117,804

22	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2025	December 31, 2024

Deferred income tax assets
Provisions	653,628	839,864
Pension plan obligations – G1	125,200	125,198
Donations of underlying assets on concession agreements	40,764	43,321
Allowance for doubtful accounts	116,431	177,271
Allowance for losses on other accounts receivable	54,426	50,515
Allowance for inventory losses	121,591	127,840
Allowance for losses on works and projects	10,554	57,606
Allowance for losses on write-off of assets	46,790	42,812
Performance Agreements	81,143	74,670
Present value adjustment (PVA) accounts receivable	89,073	100,913
Loss – hedge (Other comprehensive income)	-	4,302
Derivative financial instruments in the profit/loss	204,190	3,297
Deferred PIS/Cofins	432,777	-
Others	91,657	75,644
Total deferred tax asset	2,068,224	1,723,253

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(290,128)	(314,641)
Capitalization of borrowing costs	(526,275)	(461,362)
Profit on supply to government entities	(573,921)	(334,477)
Financial asset of the concession	(3,681,433)	(3,111,446)
Actuarial gain – G1 Plan	(91,262)	(125,096)
Construction margin	(35,113)	(37,842)
Borrowing Costs	-	(280)
Total deferred tax liabilities	(5,198,132)	(4,385,144)

Net deferred tax liabilities	(3,129,908)	(2,661,891)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Realization

	December 31, 2025	December 31, 2024

Deferred income tax assets
to be realized within 12 months	470,419	530,104
to be realized after one year	1,597,805	1,193,149
Total deferred tax asset	2,068,224	1,723,253

Deferred income tax liabilities
to be realized within 12 months	(35,317)	(25,563)
to be realized after one year (*)	(5,162,815)	(4,359,581)
Total deferred tax liabilities	(5,198,132)	(4,385,144)

Net Deferred Tax Assets/(Liabilities)	(3,129,908)	(2,661,891)

(*)	The amount of R$ 3,681,433, related to the financial asset, will be realized after the year 2060.

(c)	Changes

	December 31, 2024	Net Change	December 31, 2025

Deferred income tax assets
Provisions	839,864	(186,236)	653,628
Pension plan obligations – G1	125,198	2	125,200
Donations of underlying assets on concession agreements	43,321	(2,557)	40,764
Allowance for doubtful accounts	177,271	(60,840)	116,431
Allowance for losses on other accounts receivable	50,515	3,911	54,426
Allowance for inventory losses	127,840	(6,249)	121,591
Allowance for losses on works and projects	57,606	(47,052)	10,554
Allowance for losses on write-off of assets	42,812	3,978	46,790
Performance Agreements	74,670	6,473	81,143
Present value adjustment (PVA) accounts receivable	100,913	(11,840)	89,073
Loss – hedge (Other comprehensive income)	4,302	(4,302)	-
Derivative financial instruments in the profit/loss	3,297	200,893	204,190
Deferred PIS/Cofins	-	432,777	432,777
Others	75,644	16,013	91,657
Total deferred tax asset	1,723,253	344,971	2,068,224

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(314,641)	24,513	(290,128)
Capitalization of borrowing costs	(461,362)	(64,913)	(526,275)
Profit on supply to government entities	(334,477)	(239,444)	(573,921)
Financial asset of the concession	(3,111,446)	(569,987)	(3,681,433)
Actuarial gain – G1 Plan	(125,096)	33,834	(91,262)
Construction margin	(37,842)	2,729	(35,113)
Borrowing Costs	(280)	280	-
Total deferred tax liabilities	(4,385,144)	(812,988)	(5,198,132)

Net Deferred Tax Liabilities	(2,661,891)	(468,017)	(3,129,908)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	December 31, 2023	Net Change	December 31, 2024

Deferred income tax assets
Provisions	666,131	173,733	839,864
Pension plan obligations – G1	135,231	(10,033)	125,198
Donations of underlying assets on concession agreements	45,140	(1,819)	43,321
Allowance for doubtful accounts	182,519	(5,248)	177,271
Allowance for losses on other accounts receivable	54,905	(4,390)	50,515
Allowance for inventory losses	74,939	52,901	127,840
Allowance for losses on works and projects	1,839	55,767	57,606
Allowance for losses on write-off of assets	8,930	33,882	42,812
Performance Agreements	62,517	12,153	74,670
Present value adjustment (PVA) accounts receivable	102,216	(1,303)	100,913
Loss – hedge (Other comprehensive income)	-	4,302	4,302
Derivative financial instruments in the profit/loss	-	3,297	3,297
Others	77,421	(1,777)	75,644
Total deferred tax asset	1,411,788	311,465	1,723,253

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(329,060)	14,419	(314,641)
Capitalization of borrowing costs	(465,510)	4,148	(461,362)
Profit on supply to government entities	(348,514)	14,037	(334,477)
Financial asset of the concession	-	(3,111,446)	(3,111,446)
Actuarial gain – G1 Plan	(121,425)	(3,671)	(125,096)
Construction margin	(40,579)	2,737	(37,842)
Borrowing Costs	(8,624)	8,344	(280)
Total deferred tax liabilities	(1,313,712)	(3,071,432)	(4,385,144)

Net Deferred Tax Assets/(Liabilities)	98,076	(2,759,967)	(2,661,891)

	December 31, 2025	December 31, 2024

Initial balance	(2,661,891)	98,076
Net change in the year:
- consideration in the income statement	(501,852)	(2,756,296)
- consideration in equity valuation adjustments (Note 26)	33,835	(3,671)
Total net change	(468,017)	(2,759,967)

Final balance	(3,129,908)	(2,661,891)

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2025	2024

Profit before taxes	11,701,851	13,642,808
Statutory rate	34%	34%
Estimated expense at statutory rate	(3,978,629)	(4,638,555)
Permanent differences
Tax benefit from interest on equity	611,320	672,796
Provision Law No. 4.819/1958 – G0	(43,638)	(23,721)
Donations	(104)	(21,591)
Tax Incentives	92,550	52,892
Agreement with AAPS	(9,709)	(77,471)
Other differences	88,418	(27,595)
Income and social contribution taxes	(3,239,792)	(4,063,245)
Current income and social contribution taxes	(2,742,241)	(1,302,648)
Deferred income and social contribution taxes	(497,551)	(2,760,597)
Effective rate	28%	30%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Accounting policy

The expenses with income and social contribution taxes represent the sum of the current and deferred taxes.

Current taxes

The provision for income and social contribution taxes is based on the taxable income for the year and calculated on the basis of the rates in force at the end of the year. The income tax was constituted at the rate of 15%, plus an additional 10% on taxable income in excess of R$ 240. The social contribution was calculated at the rate of 9% on the adjusted accounting profit. Taxable income differs from income presented in the income statement because it excludes taxable or deductible income or expenses in other years, in addition to excluding non-taxable or non-deductible items on a permanent basis. The Company periodically evaluates the positions taken in the income tax returns in relation to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the estimated amounts of payment to the tax authorities.

Deferred taxes

Deferred income and social contribution taxes are recognized in full on the differences between the assets and liabilities recognized for tax purposes and their corresponding recognized amounts in the financial statements; however, they are not recognized if they are generated in the initial record of assets and liabilities in operations that do not affect the tax bases, except in business combination operations. The deferred income tax and social contribution are determined considering the rates (and laws) in force on the date of preparation of the financial statements and which are expected to be applicable when the respective income and social contribution taxes are realized.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax losses can be offset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to income taxes levied by the same taxing authority on the taxing entity.

The Company recognizes and pays income taxes based on the results of operations determined in accordance with the Brazilian corporation law, considering the provisions of the tax legislation. Deferred tax assets and liabilities are recognized based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews deferred tax assets for recoverability and recognizes a valuation allowance if it is probable that these assets will not be realized, based on historical taxable income, the projection of future taxable income and the estimated time of reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for valuation allowance of all or a significant part of the deferred tax assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

23	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. The payment terms and amounts are defined based on the outcome of these lawsuits.

Throughout 2025, the Company revised its criteria for evaluating legal proceedings, which were previously defined internally, by hiring external law firms. Furthermore, it adopted a new internal policy for reaching legal settlements, as this was not the usual practice of the Company. During the period, certain environmental provisions were reversed, reflecting changes in the period related to decisions on the matter and changes in circumstances.

	December 31, 2025			December 31, 2024
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits

Customer claims (i)	134,411	(1,510)	132,901	149,803	(11,341)	138,462
Supplier claims (ii)	51,342	(60)	51,282	235,683	(58)	235,625
Other civil claims (iii)	154,148	(437)	153,711	174,151	(1,431)	172,720
Tax claims (iv)	12,236	(646)	11,590	176,426	(2,417)	174,009
Labor claims (v)	1,409,720	(16,318)	1,393,402	1,077,083	(13,210)	1,063,873
Environmental claims (vi)	160,575	(49)	160,526	657,041	(51)	656,990
Total	1,922,432	(19,020)	1,903,412	2,470,187	(28,508)	2,441,679

Current	1,370,013	-	1,370,013	1,546,184	-	1,546,184
Noncurrent	552,419	(19,020)	533,399	924,003	(28,508)	895,495

(II)	Changes

	December 31, 2024	Additional provisions	Interest and inflation adjustment	Use of the provision	Amounts not used (reversal)	December 31, 2025

Customer claims (i)	149,803	13,199	33,397	(22,670)	(39,318)	134,411
Supplier claims (ii)	235,683	52,277	18,248	(147,371)	(107,495)	51,342
Other civil claims (iii)	174,151	81,594	41,826	(84,893)	(58,530)	154,148
Tax claims (iv)	176,426	37,206	12,584	(10,055)	(203,925)	12,236
Labor claims (v)	1,077,083	448,414	229,306	(48,850)	(296,233)	1,409,720
Environmental claims (vi)	657,041	63,221	59,615	-	(619,302)	160,575
Sub-total	2,470,187	695,911	394,976	(313,839)	(1,324,803)	1,922,432

Escrow deposits	(28,508)	(59,524)	(7,218)	5,817	70,413	(19,020)

Total	2,441,679	636,387	387,758	(308,022)	(1,254,390)	1,903,412

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of deposits, are represented as follows:

	December 31, 2025	December 31, 2024

Customer claims (i)	219,312	171,831
Supplier claims (ii)	925,899	807,950
Other civil claims (iii)	812,534	669,108
Tax claims (iv)	1,711,737	1,362,849
Labor claims (v)	918,561	1,321,935
Environmental claims (vi)	5,264,307	5,294,595
Total	9,852,350	9,628,268

(c)	Explanation of the nature of the main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main litigations involving the Company include: a) discharge or release of sewage without proper treatment; b) investment in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; among others.

(d)	Guarantee insurance

In July 2025, the Company renewed the agreement for the issue of policies under several types of guarantee insurance, whose limit that can be used as insurance for escrow deposit is R$ 375 million.

The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up the effectiveness period of five years. As of December 31, 2025, the amount of R$ 347 million was available for use.

Accounting policy

Provisions are recognized when: i) the Company has a present obligation (legal or non-formalized) as a result of a past event; ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and iii) the value can be reliably estimated. If there are several similar obligations, the likelihood of an outflow of resources being required for settlement is determined by considering the nature of those obligations as a whole.

Provisions are measured at the present value of disbursements expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of cash and the specific risks of the obligation. The increase in the obligation due to lapse of time is recognized as a financial expense.

For the purpose of presenting the financial statements, the provision is stated net of escrow deposits, based on the legal set-off right.

Judicial deposits not linked to related obligations are recorded as non-current assets and adjusted by the indexes established by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements because it does not expect outflows of resources to be required or when the amount of the obligation cannot be measured with sufficient reliability.

Judgments regarding future events may differ significantly from current estimates and exceed the amounts provisioned. Provisions are reviewed and adjusted taking into account changes in the circumstances surrounding them.

Contingent assets are not recognized in the financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

24	Labor and social obligations

	December 31, 2025	December 31, 2024

Salaries and payroll charges	62,232	70,291
Provision for vacation	193,878	218,987
Healthcare plan (i)	106,589	117,578
Provision for profit sharing (ii)	203,784	181,446
Incentivized Dismissal Program - IDP (iii)	17,126	62,127
Voluntary Dismissal Program - VDP (iv)	113,338	629,273
Consent Decree (TAC)	2,163	5,587
Knowledge Retention Program (KRP)	519	904
Total	699,629	1,286,193

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2025, the Company contributed 8.19%, on average, of gross payroll, totaling R$ 266,597 (8.63% in 2024, totaling R$ 29,929) in expenses with salaries, payroll charges, and benefits.

The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) regarding the financial compensation linked to the effectiveness of the SABESP and VIVEST health plan agreement, for the period of 60 months of the migration of retirees, former employees, pensioners and dependents between health plans, is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts related to the deficits of the health plans of retirees, former employees, pensioners and dependents, and for the reimbursement by each of them to the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligation related to the agreement, considering the entire population migrated or under negotiation for health plan migration, with a total impact on profit or loss for the period of R$ 162,388 recorded in the line general expenses.

Until December 31, 2025, the total provision amount was R$ 134,751, of which R$ 42,187 in this line in current liabilities, and R$ 92,564 in non-current liabilities under the line "Other Obligations".

(ii)	Provision for profit sharing

The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, a new short-term incentive program was approved at the 2025 AEGM, which will be paid as Profit Sharing to the Company's management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(iii)	Incentivized Dismissal Program (“IDP”) and Voluntary Dismissal Program (“VDPs”)

In June 2023, the Company implemented the IDP to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs (more details in Note 21 to the Annual Financial Statements as of December 31, 2023).

As of December 31, 2025, R$ 17,126 was recorded due to the provision for compensation incentives for employees who joined the Program, recognized in current liabilities under "Other obligations” line. These amounts refer to Health Plan reimbursements to be implemented for 24 consecutive and uninterrupted months, until approximately the end of 2026.

The VDPs were implemented to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs and was carried out in three phases:

1- 2025 VDP: applications in the period from December 23, 2024 to January 31, 2025, with 2,039 applications and contractual terminations beginning February 2025 (further details in Note 23 of the Annual Financial Statements as of December 31, 2024).

2- VDPD: applications in the period from August 6, 2025 to August 29, 2025, with 145 applications and contract terminations scheduled from August 6, 2025 to December 31, 2025.

3 –VDP2: applications in the period from September 1, 2025 to September 26, 2025, with 1,716 applications and contract terminations according to the schedule previously established, from September 1, 2025 to December 31, 2025.

Until December 31, 2025, the amount of R$ 113,328 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the programs.

Accounting policy

Salaries, vacations, 13th salary, profit sharing and supplementary payments negotiated in collective labor agreements, plus the corresponding charges and social contributions, are recorded on an accrual basis.

The profit sharing program is based on operational and financial goals, and a provision is recognized when there is an obligation provided in agreement or when there is a past practice that created a constructive obligation, being accounted for as operating cost, selling, administrative or capitalized expenses under assets.

25	Pension plan obligations

The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (ii) and G0 (i); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Statements of defined benefit plans

Summary of pension plan obligations - Liabilities

	December 31, 2025			December 31, 2024
	G1 Plan	G0	Total	G1 Plan		G0	Total

Present value of defined benefit obligations	(2,731,190)	(2,040,647)	(4,771,837)	(2,335,938)		(1,931,145)	(4,267,083)
Fair value of plan assets	2,631,676	-	2,631,676	2,468,182	-	-	2,468,182
Asset ceiling	-	-	-	(132,244)	-	-	(132,244)
Total pension plan obligations (deficit)	(99,514)	(2,040,647)	(2,140,161)	-		(1,931,145)	(1,931,145)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Changes in Liabilities

	December 31, 2025			December 31, 2024
	G1 Plan	Go	Total	G1 Plan	G0	Total
Plan liabilities
Defined benefit obligation, beginning of year	(2,335,938)	(1,931,145)	(4,267,083)	(2,982,863)	(2,098,622)	(5,081,485)
Current service cost	(28,454)	-	(28,454)	(35,951)	-	(35,951)
Interest cost	(282,334)	(233,289)	(515,623)	(274,718)	(189,274)	(463,992)
Actuarial gains/(losses) accounted for as equity valuation adjustments	(345,879)	(104,294)	(450,173)	716,927	135,201	852,128
Paid benefits	261,415	228,081	489,496	240,667	221,550	462,217

Defined benefit obligation, end of year	(2,731,190)	(2,040,647)	(4,771,837)	(2,335,938)	(1,931,145)	(4,267,083)

Plan assets
Fair value of plan assets, beginning of year	2,468,182	-	2,468,182	2,938,614	-	2,938,614
Expected return on plan assets	302,466	-	302,466	274,265	-	274,265
Contributions by the Company	35,580	-	35,580	39,676	-	39,676
Contributions by participants	24,749	-	24,749	30,180	-	30,180
Paid benefits	(261,415)	-	(261,415)	(240,667)	-	(240,667)
Actuarial gains/(losses) accounted for as equity valuation adjustments	62,114	-	62,114	(573,886)	-	(573,886)
Fair value of plan assets, end of year	2,631,676	-	2,631,676	2,468,182	-	2,468,182
Asset ceiling	-	-	-	(132,244)	-	(132,244)
Total pension plan obligations (deficit)	(99,514)	(2,040,647)	(2,140,161)	-	(1,931,145)	(1,931,145)

Changes in equity – Equity evaluation adjustment

The Company, in compliance with IAS 19, recognized the gains/(losses) arising from changes in actuarial assumptions in equity, as equity valuation adjustments, as shown below:

	As of December 31, 2025			As of December 31, 2024
	G1 Plan	G0	Total	G1 Plan	G0	Total

Actuarial gains/(losses) on obligations	(134,691)	(104,294)	(238,985)	692,430	135,201	827,631
Gains/(losses) on financial assets	34,539	-	34,539	(549,389)	-	(549,389)
Asset ceiling	-	-	-	(132,244)	-	(132,244)
Total gains/(losses)	(100,152)	(104,294)	(204,446)	10,797	135,201	145,998

Deferred income tax and social contribution tax	33,835	-	33,835	(3,671)	-	(3,671)

Equity valuation adjustments	(66,317)	(104,294)	(170,611)	7,126	135,201	142,327

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Changes in profit or loss for the year

	As of December 31, 2025			As of December 31, 2024
	G1 Plan	G0	Total	G1 Plan	G0	Total

Net service cost	3,704	-	3,704	5,799	-	5,799
Interest cost	282,334	233,289	515,623	274,718	189,274	463,992
Expected return on plan assets	(302,466)	-	(302,466)	(274,265)	-	(274,265)
Interest on the maximum limit of liabilities/(assets)	19,957	-	19,957	-	-	-
Amount received from the São Paulo State (undisputed)	-	(104,943)	(104,943)	-	(119,506)	(119,506)
Contributions by the Company	35,580	-	35,580	-	-	-
Total expenses	39,109	128,346	167,455	6,252	69,768	76,020

Maturity profile of the obligations

	As of December 31, 2025
	G1 Plan	Go

Payment of expected benefits in 2026	256,213	225,953
Payment of expected benefits in 2027	236,985	191,192
Payment of expected benefits in 2028	221,642	177,661
Payment of expected benefits in 2029	206,567	164,661
Payment of expected benefits in 2030 or later	1,809,783	1,281,180
Total	2,731,190	2,040,647

Actuarial assumptions used

	As of December 31, 2025		As of December 31, 2024
	G1 Plan	G0	G1 Plan	G0

Actual discount rate (NTN-B)	7.37% p.a.	7.39% p.a.	7.40% p.a.	7.37% p.a.
Inflation rate	4.05% p.a.	4.05% p.a.	4.96% p.a.	4.96% p.a.
Statutory rate of wage growth	6.13% p.a.	4.05% p.a.	7.06% p.a.	7.06% p.a.
General mortality table	AT-2000 table, rated down by 10% (Segregated by gender)	AT-2000 table, rated down by 10% (Segregated by gender)	AT-2000 table (Segregated by gender)	AT-2000 table (Segregated by gender)

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total liabilities of the defined benefit pension plan, as of December 31, 2025, was:

As of December 31, 2025
Assumption	Change in assumption	G1 Plan	G0

	Increase of 1.0%	Reduction of R$ 284,643	Reduction of R$ 235,031
Discount rate	Reduction of 1.0%	Increase of R$ 340,399	Increase of R$ 229,336

	1-year increase	Increase of R$ 60,126	Increase of R$ 83,002
Life expectancy	1-year reduction	Reduction of R$ 58,845	Reduction of R$ 78,236

	Increase of 1.0%	Increase of R$ 11,442	-
Rate of wage growth	Reduction of 1.0%	Reduction of R$ 11,988	-

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2025, the number of active and inactive participants was 1,303 and 9,405 (1,895 and 8,907 as of December 31, 2024), respectively.

The contributions of the Company and the participants to the G1 Plan in 2025 were R$ 35,580 and R$ 3,238 (R$ 39,676 and R$ 5,683 in 2024) respectively. Of this amount, in 2025, the Company and the participants made payments related to the actuarial deficit in the amounts of R$ 32,523 and R$ 21,511 (R$ 34,258 and R$ 224 in 2024), respectively.

Expected expense for the following fiscal year
G1

Net service cost	2,734
Interest cost	298,708
Expected normal and extraordinary contributions from participants	(26,279)
Net return on financial assets	(290,605)
Expenses/(Gains) to be recognized by the Company	(15,442)

Plan assets

The plan's investment policies and strategies aim to obtain consistent returns and reduce the risks associated with the use of financial assets available in the capital markets through diversification, considering factors such as liquidity needs and the long-term nature of the plan's liabilities, types and availability of financial instruments in the local and international market, general economic conditions and forecasts, as well as requirements stipulated by law. The allocation of the plan's assets and the strategies of its management are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors:

	As of December 31, 2025		As of December 31, 2024
	G1 Plan	%	G1 Plan	%

Fixed income	2,458,078	93.0	2,279,323	92.3
Equity securities	16,149	0.6	13,886	0.6
Structured investments	108,861	4.4	121,820	4.9
Others	48,588	2.0	53,153	2.2

Fair value of plan assets	2,631,676	100	2,468,182	100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The restrictions regarding investments in the asset portfolio, in the case of federal government bonds, are:

i)	securities backed by the National Treasury;
ii)	derivative instruments should only be used for hedging purposes.

The restrictions regarding investments in the asset portfolio, in the case of equity securities for internal management, are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions; and
iv)	leverage will not be allowed, transactions with derivatives that represent a leverage of the asset or short sale, such operations cannot result in losses greater than the amounts invested.

As of December 31, 2025, SABESPREV did not have any financial assets issued by the Company in its own portfolio; however, there could be such assets in the portfolio of investment funds invested by the Foundation. The real properties held in the portfolio are not used by the Company.

(ii)	G0

According to State Law No. 4819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

The expense expected for the following year includes interest cost in the amount of R$ 222,985.

As of December 31, 2025, the total inactive participants was 1,688 (1,853 as of December 31, 2024).

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, as of December 31, 2025, this Defined Contribution Plan had 7,585 active and assisted participants (8,762 as of December 31, 2024).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

As of December 31, 2025, the number of participants was 205 (82 as of December 31, 2024).

(v)	Reconciliation of expenditures with pension plan obligations

	December 31, 2025	December 31, 2024

G1 Plan (i)	39,109	6,252
Go (ii)	128,346	69,768
SABESPrev Mais Plan (iii)	22,513	26,198
VIVEST Plan (iv)	2,988	970
Sub-total	192,956	103,188

Capitalized	(15,033)	(7,884)
Others	14,437	10,653

Pension plan obligations (Note 31)	192,360	105,957

Accounting policy

Defined benefit

The Company makes the contractual contributions to the social security benefit plan sponsored by it, in the defined benefit modality. The regular contributions comprise the net administrative costs and are recorded in the profit or loss for the period in which they are due.

The liability related to benefit pension plans is represented by the present value of the obligation at the reporting date, minus the fair value of the plan assets. Defined benefit obligations (G1 Plan), as well as the retirement and pension supplementation plan (G0) are calculated annually by independent actuaries, using the projected unit credit method. The estimate of future cash outflow is discounted to its present value, using the interest rates of government securities whose maturities approximate the maturities of the related liability.

With respect to actuarial gains and losses, arising from adjustments based on experience and changes in actuarial assumptions, they are recorded directly under equity, as an equity valuation adjustment (EVA), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of the plan's deficit or surplus.

When a reduction or liquidation of the plan occurs, which relates only to some employees of the plan, or when only part of the obligation is settled, the gain or loss includes a pro rata portion of the cost of past service and actuarial gains and losses. The pro rata portion is determined based on the present value of the obligations before and after the reduction or settlement.

The liability recognized in the statement of financial position with respect to defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, minus the fair value of the plan assets. The obligation of this benefit is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, shown in the currency in which the benefits will be paid and which have maturities close to those of the respective pension plan obligation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Defined contribution

The Company makes the contractual contributions to the social security benefit plans sponsored by it, in the defined contribution modality, which provides its employees with post-employment benefits, in which the Company makes equal contributions to employees, within the limits established by regulation. In this model, the benefits paid are directly related to the amount contributed, and there are no deficits to be covered by the Company.

26	Services payable

	December 31, 2025	December 31, 2024

Service providers	635,144	415,873
Municipal Transfers	448,224	563,301
FAUSP	1,361,348	395,179
Other services	327,700	64,154
Total	2,772,416	1,438,507

This line records the balances payable, mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others.

FAUSP – Definition of Balancing Tariffs

As of December 31, 2025, after ARSESP (the Regulatory Agency for Public Services of the State of São Paulo) defined the balancing tariff tables, the Company adjusted the provision for the amounts allocated to the Escrow Account pursuant to Concession Agreement No. 01/2024.

The impact resulting from this adjustment, which considers the period between July 2024 and June 2025, was R$ 107 million, recognized in profit or loss for the 3rd quarter of 2025.

For further details regarding FAUSP, see Note 30.

27	Equity

(a)	Capital stock

As of December 31, 2025, the Company’s fully subscribed and paid-in capital, totaling R$ 21,210,000, was composed of registered, book-entry shares with no par value, as follows:

December 31, 2025	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%

State of São Paulo (1)(2)	126,684,334	18.0	1	100.0	126,684,335	18.0
Equatorial S.A.	105,566,079	15.0	-	-	105,566,079	15.0
Free Float	471,523,455	67.0	-	-	471,523,455	67.0
Total	703,773,868	100.0	1	100.0	703,773,869	100.0

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

December 31, 2024	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%

State of São Paulo (1)(2)	123,036,669	18.0	1	100.0	123,036,670	18.0
Equatorial S.A.	102,526,480	15.0	-	-	102,526,480	15.0
Free Float	457,946,719	67.0	-	-	457,946,719	67.0
Total	683,509,868	100.0	1	100.0	683,509,869	100.0

(1)	Considers 126,684,328 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Special class preferred share.

At the Extraordinary General Meeting held on May 27, 2024, the shareholders approved the amendment to the Company's Bylaws, which became effective on July 22, 2024, to provide for the authorization of a capital increase up to the limit of 1,187,144,787 common, registered, book-entry shares without par value.

As of December 18, 2025, the Board of Directors approved a capital increase from R$ 18,400,000 to R$ 21,210,000 with the capitalization of part of the investment reserve in the amount of R$ 2,810,000. This transaction did not affect cash.

(b)	Shareholder returns

	2025	2024	2023

Profit for the period	8,462,059	9,579,563	3,523,531
(-) Legal reserve - 5% (c)	423,103	478,978	176,177
(-) Mandatory minimum dividend – 25% (c)	2,009,739	2,275,146	836,839
(-) IRRF w/o interest on equity	371,823	274,668	147,689
Investment reserve (e)	5,657,394	6,550,771	2,362,826

Management shall submit at the General Meeting a proposal for the transfer of the accrued retained earnings, in the amount of R$ 5,657,394 to the Investment Reserve account, to meet the investment needs provided for in the Capital Budget.

The Investment Reserve balance, together with the other profit reserves, will reach the amount of R$ 21,518,212.

Accounting policy

The Company recognizes dividend payment as liability when this distribution is authorized and ceases to be an option of the company or when provided for by Law. Under current corporation law, a distribution is authorized when approved by the shareholders and the corresponding amount is directly recognized under equity. The corporation law also establishes the requirement to pay a mandatory minimum dividend, after adjustments have been made to the profit earned in the year and allocation of reserves also provided for in article 202 of the Corporations Law.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Distributions without effect on cash are measured at the fair value of the assets to be distributed, and the measurement at fair value is recognized directly under equity.

At the time of distribution of assets without effect on cash, any difference between the carrying amount of the liabilities and the carrying amount of the distributed asset is recognized in the income statement.

(c)	Compensation to shareholders

Shareholders are assured a mandatory minimum dividend of 25% of net income, adjusted in accordance with corporate legislation. No interest is accrued on approved dividends, and any amounts not claimed within 3 years from the date of the General Meeting that approved them shall expire in favor of the Company.

The General Meeting approved, on April 29, 2025, the distribution of dividends as interest on equity totaling R$ 1,831,122, corresponding to minimum mandatory dividends and R$ 718,692 as supplementary minimum dividends, totaling R$ 2,549,814, which were paid in May 2025.

On December 18, 2025, the General Meeting of Shareholders approved the payment of interest on equity, as remuneration to shareholders, in the gross amount of R$ 1,798,001, corresponding to R$ 2.55 per share. Shareholders holding shares issued by the Company on the record date of December 23, 2025, will be entitled to receive the payment. The payment will be made on April 30, 2026, and the amounts approved will be allocated to the mandatory minimum dividend related to the fiscal year ended in 2025.

The Company proposed, subject to approval by the 2026 General Meeting, dividends in the form of interest on equity in the amount of R$ 481,439 corresponding to R$ 0.68 per common share to be approved at the General Meeting on April 28, 2026.

The Company charged interest on equity to the minimum dividend, net of withholding income tax. The amount of R$ 371,823 (R$ 274,668 in 2024) related to withholding income tax was recognized in current liabilities, to comply with the tax obligations related to the credit of interest on equity.

The balance payable of interest on equity and dividends, as of December 31, 2025, in the amount of R$ 2,059,850 (R$ 2,275,890 in 2024), refers to the declared amount in 2025 of R$ 2,009,739 (R$ 2,275,146 in 2024), net of withholding income tax related to the principal amount added of R$ 48,579 concerning the portion of exempt beneficiaries and R$ 1,532 declared in prior years (in 2024 – R$ 744).

Accounting policy

The Company uses the dividend distribution tax benefit in the form of interest on equity, as permitted by law and based on the Bylaws. Interest is recorded in accordance with the provisions contained in Law No. 9,249/1995, for deductibility purposes, limited to the pro-rata variation of long-term interest rates – TJLP. The dividend attributed to shareholders is recorded under current liabilities with a counterpart under Equity. Any amount above the mandatory minimum is only provisioned on the date on which it is approved by the shareholders, at the General Meeting, except for the taxes levied on the distribution of interest on equity. The tax benefit of interest on equity is recorded under profit or loss for the year, in the same basis as the recognition of expenses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(d)	Legal reserve

Legal reserve Profit reserve - legal reserve: it is constituted by the allocation of 5% of the net profit for the year up to the limit of 20% of the capital stock. The Company may cease to establish the legal reserve in the fiscal year in which the balance of this reserve, plus the amount of capital reserves exceeds 30% of the capital stock. The legal reserve is intended to ensure the integrity of the capital stock and may only be used to offset losses or increase capital, rather than to pay dividends.

(e)	Investment reserve

Profit reserve - investment reserve: it is set up specifically from the portion corresponding to the own funds that will be destined to the expansion of the water supply and sanitary sewage systems, based on the capital budget approved by Management.

As of December 31, 2025 and 2024, the balance of the investment reserve was R$ 18,751,526 and R$ 19,304,132, respectively.

In accordance with the provisions of paragraph four of Article 49 of the Bylaws, the Board of Directors may propose at the General Meeting that the remaining balance of the profit for the year, after deducting the legal reserve and the minimum mandatory dividend, be allocated to the setup of an investment reserve that will comply with the following criteria:

I-	its balance, together with the balance of the other profit reserves, except the contingency and unrealized profit reserves, may not exceed the capital stock; and
II-	the purpose of the reserve is to ensure the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any time;

c) in the operations of redemption, reimbursement or purchase of shares, authorized by law; and

d) in the incorporation into the capital.

(f)	Retained Earnings/Accumulated Losses

The statutory balance of this account is zero as all retained earnings must be allocated to a profit reserve.

(g)	Equity valuation adjustments

Gains and losses arising from changes in actuarial assumptions and transactions involving financial instruments are recorded as equity valuation adjustments, net of the effects of deferred income and social contribution taxes.

	G1 Plan	G0	Hedge	Total

Balance as of December 31, 2024	242,834	45,855	(8,350)	280,339
Actuarial gains/(losses) for the year (Note 25)	(100,152)	(104,294)	8,350	(196,096)
Balance as of December 31, 2025	142,682	(58,439)	-	84,243

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	G1 Plan	G0	Hedge	Total

Balance as of December 31, 2023	235,708	(89,346)	-	146,362
Actuarial gains/(losses) for the year (Note 25)	7,126	135,201	-	142,327
Gains/(losses) on financial instruments (Note 19)	-	-	(8,350)	(8,350)
Balance as of December 31, 2024	242,834	45,855	(8,350)	280,339

(h)	Treasury share

The Company has two share-based payment plans under which the Company's shares were granted to some senior executives and certain employees. See further details in item i).

Share-based payment plans in the respective year will be settled using treasury shares of the Company.

As of December 31, 2025, the Company held 3,554,431 treasury shares.

Accounting policy

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration is recognized under other capital reserves.

(i)	Long-Term Incentive Plan - ILP

At the Extraordinary General Meeting held on April 29, 2025, SABESP's Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (U Factor) and the Total Shareholder Return (TSR).

The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition.

The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If U Factor goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants, including the Chief Executive Officer.

The number of shares to be granted will be defined by SABESP's Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The Restricted Share Plan and the Performance Share Plan take into account the fair value of the Company's shares on the grant date, and are measured based on the observable market price. There are no alternatives for payment in cash, so that it will be settled by means of treasury shares.

The changes in the number of shares granted, canceled or exercised under these plans are as follows:

Changes in shares	Performance shares	Restricted shares	Total
Balance at the beginning of year	-	-	-
Granted	2,066,834	366,716	2,433,550
Balance at the end of year	2,066,834	366,716	2,433,550

None of the shares granted in the period were exercised or canceled.

As of December 31, 2025, share-based payment plans have the following maturity dates, fair value and existing shares:

Performance shares:

Grant date	Vesting rights conditions	Fair value on the grant date	Existing shares	Maximum remaining life

April 29, 2025	Performance conditions met, 1 to 5 years of service	92.18	1,190,252	5
December 19, 2025	Performance conditions met, 1 to 5 years of service	129.87	876,582	5

Restricted shares:

Grant date	Vesting rights conditions	Fair value on the grant date	Existing shares	Maximum remaining life

April 29, 2025	1 to 8 years of service	92.18	253,474	8
December 19, 2025	1 to 4 years of service	129.87	113,242	4

As of December 31, 2025, an expense of R$ 43 million was recognized in profit or loss for the period referring to the Long-Term Incentive Plans. Of this amount, R$ 30 million were offset against equity, and R$ 13 million, related to taxes, were recognized as Taxes and contributions payable.

Accounting policy

The cost of transactions settled with equity instruments is measured based on the fair value on the date on which they were granted. The fair value corresponds to the number of shares granted multiplied by the share value on the grant date.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

This cost is recognized under employee benefit expenses together with the corresponding increase in equity (in other reserves), over the period in which the service is provided and, when applicable, performance conditions are met (vesting period). The accrued expense recognized for transactions that will be settled with equity securities on each reporting date until the vesting date reflects the extent to which the vesting period may have expired and the Company's best estimate of the number of grants that will ultimately vest. The expense or credit in the income statement for the period represents the changes in accrued expense recognized at the beginning and end of that period.

28	Earnings per share

Basic and diluted

The following table presents the earnings and shares data used in the calculation of basic and diluted earnings per share:

	2025	2024	2023

Profit attributable to the Company's shareholders	8,462,059	9,579,563	3,523,531
Weighted average number of common shares issued for basic earnings per share	3,417,956,125	3,417,549,345	3,417,549,345

Basic earnings per share (reais per share)	2.48	2.80	1.03

Dilution effect arising from:
Share-based payment	1,574,760	-	-
Weighted average number of ordinary shares adjusted for the effect of dilution	3,419,530,885	3,417,549,345	3,417,549,345
Diluted earnings per share (reais per share)	2.47	2.80	1.03

(*)	The weighted average of the number of shares considers the effect of the weighted average of changes in treasury shares during the fiscal year.

In addition, the weighted average number of shares used in the calculation of basic and diluted earnings per share has been retrospectively adjusted for all periods presented, for more details, see Note 36.

29	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Profit or loss:

	2025			2024
	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to financial statements	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to financial statements

Gross operating revenue	25,471,321	14,437,363	39,908,684	32,650,986	6,225,871	38,876,857
Gross sales deductions	(1,816,634)	-	(1,816,634)	(2,731,380)	-	(2,731,380)
Operating revenue	23,654,687	14,437,363	38,092,050	29,919,606	6,225,871	36,145,477
Selling, general and administrative expenses	(11,377,950)	(14,437,363)	(25,815,313)	(14,303,994)	(6,085,895)	(20,389,889)
Operating income before other operating expenses, net and equity accounting	12,276,737	-	12,276,737	15,615,612	139,976	15,755,588
Other operating income (expenses), net			274,731			(280,450)
Equity accounting			48,153			35,322
Financial income, net			(897,770)			(1,867,652)
Profit before income tax and social contribution			11,701,851			13,642,808
Depreciation and amortization	(2,208,762)		(2,208,762)	(2,676,642)		(2,676,642)

	2023
	Sanitation (i)	Reconciliation to the consolidated financial statements	Balance as per consolidated financial statements
Gross operating revenue	21,513,442	5,600,332	27,113,774
Gross sales deductions	(1,541,718)	-	(1,541,718)
Operating revenue	19,971,724	5,600,332	25,572,056
Costs, selling, general and administrative expenses	(13,811,665)	(5,474,729)	(19,286,394)
Income from operations before other operating expenses, net and equity accounting	6,160,059	125,603	6,285,662
Other operating income / (expenses), net			27,925
Equity results of investments			32,393
Financial result, net			(1,591,996)
Income from operations before taxes			4,753,984
Depreciation and amortization	(2,790,586)	-	(2,790,586)

(i)	See Note 35 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Accounting policy

The operating segments are determined in a manner consistent with the internal reports of the decision maker, that is, the Company's Management, composed of the Board of Directors and Executive Board, in relation to strategic decision-making, allocation of resources and performance evaluation.

The Company determined that it has a single operating segment, which is the provision of sanitation services.

The accounting policies used to determine segment information are the same as those used to prepare the financial statements.

The measurement of profit or loss by segment is the operating income before other operating expenses, net and equity valuation adjustment, which excludes revenue and construction costs.

The Company's Management analyzes the information on assets and liabilities on a consolidated basis. Consequently, information on assets and liabilities is not disclosed in a segregated manner.

Substantially, all non-current assets and revenues generated by customers are located in the State of São Paulo. Consequently, no financial information is disclosed by geographic area.

30	Operating revenue

Conciliation of gross operating revenue to operating revenue:

	2025	2024	2023

Revenue from sanitation services (i)	24,761,056	23,894,855	21,513,442
Construction revenue	14,437,363	6,225,871	5,600,332
FAUSP (a)	(966,169)	(395,179)	-
Financial asset of the concession (ii)	1,676,434	9,151,310	-
PIS and Cofins	(1,702,667)	(2,632,653)	(1,457,125)
Regulation, Control and Oversight Fee (TRCF) (iii)	(113,967)	(98,727)	(84,593)
Operating revenue	38,092,050	36,145,477	25,572,056

(i)	Include R$ 122,655 referring to the TRCF charged from customers from January to December 2025 (R$ 117,878 from January to December 2024, respectively), in the municipalities regulated by ARSESP.
(ii)	See Note 16.
(iii)	Amount referring to regulatory, control, and oversight activities paid to regulatory authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

(a) Support Fund for Sanitation Universalization in the State of São Paulo – FAUSP

According to State Law No. 17,853 (“Law No. 17,853”), of December 8, 2023, which authorized the Executive Branch of the State of São Paulo (“State”) to promote measures to privatize SABESP, the Support Fund For Sanitation Universalization in the State of São Paulo (FAUSP) was created, intended to provide resources for basic sanitation actions, including those aimed at tariff moderation in the sector, with a view to achieving and anticipating the universalization goals that guarantee the service to 99% of the population with drinking water and 90% of the population with sewage collection and treatment by December 31, 2029, as well as quantitative goals of non-intermittence of supply, reduction of losses and improvement of treatment processes, provided for in Federal Law No. 11,445/2007 (“Law No. 11,445”).

According to paragraph 1 of article 4 of Law No. 17,853, the State must contribute, at least, the amount corresponding to 30% of the net amount obtained with the privatization of SABESP in FAUSP, as well as the amounts earned by the State as dividends or interest on equity distributed by SABESP (article 5 of Law No. 17,853). These resources should be allocated to actions in the basic sanitation sector, including those aimed at tariff moderation in the sector. Thus, in relation to this portion that will be supplied by the State, intended to provide resources for basic sanitation actions, there is no accounting impact for the Company, as the ownership of these resources belongs to the State, with no interference or participation of SABESP in this management.

Regarding the resources intended for tariff moderation, the mechanism provided for in the Concession Agreement of URAE-1 – Southeast is the creation of two escrow accounts, both owned by FAUSP, exercised through the Department of Environment, Infrastructure and Logistics (SEMIL). The first escrow account will be supplied by FAUSP resources and will be reduced when the balancing tariffs are higher than the application tariffs and after exhaustion of the resources of the second escrow account. In turn, the second escrow account is triggered in two (2) ways.

(a)	First trigger:

If the documentation for the qualification of the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) of a given municipality has not been filed with ARSESP, the percentage applied to the municipality's net revenue will be deposited in the second escrow account.

According to the Concession Agreement and based on article 13 of Law No. 11,445, funds may be established, to which resources will be allocated in order to fund the universalization of public sanitation services. The FMSAIs qualified or whose documentation has been filed with ARSESP will receive a percentage applied to the net revenue for the quarter, composed of the gross revenue obtained by SABESP in the municipalities, less the Contribution to Social Security Financing – Cofins, PIS - Social Integration Program, the Regulation, Control and Oversight Fee – TRCF and any charges that may be levied on the revenue. Payment must occur within 30 days after the publication of the Company's quarterly results, until the contractual advent in 2060. Therefore, the 371 municipalities that make up URAE-1 will be assured the transfers to FMSAI under the following terms:

•	São Paulo: 7.5% by 2040 and 8.0% from 2041;
•	São José dos Campos: 5%;
•	Other 369 municipalities: 4%.

(b)	Second trigger:

The regulatory model establishes the allocation flow of resources from FAUSP, aiming to allow the application tariff (to be paid by customers to SABESP for the use of services) be reduced, based on the amounts of the Company's fees prior to the effective date of the contract. Thus, whenever an application tariff lower than the balancing tariff is used, ARSESP will authorize the transfer of amounts from the escrow accounts to SABESP. On a quarterly basis, ARSESP will inform the Bank and SABESP of the amount that must be transferred due to differences between the application tariff and the balancing tariff. If the application tariff is lower than the balancing tariff, the Bank will make quarterly transfers to SABESP, and if the application tariff is higher than the balancing tariff, SABESP will transfer the amount informed by ARSESP to the second escrow account on a quarterly basis. When the application tariff is higher than the balancing tariff, a liability will be recognized, reducing the Company's operating revenue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The methodology for calculating balancing tariffs is not yet defined by ARSESP, it being certain that the current application fees used by SABESP in the municipalities that make up URAE 1 – Southeast are higher than the balance fees to be defined by ARSESP based on Exhibit VIII of the Concession Agreement.

During the current fiscal year, the application tariffs charged by SABESP in the municipalities that comprise URAE 1 – Southeast were higher than the equilibrium tariffs. The methodology for constructing the equilibrium tariffs was defined by ARSESP in July 2025, based on the Concession Agreement and its annexes. From this methodology, and using the application tariff tables established by ARSESP Deliberation No. 1,539/2024, the Company revised the reference values of the equilibrium tariff used in the calculation of FAUSP.

Until the second quarter of 2025, the FAUSP provision was made using the information set forth in Annex VIII of the Concession Agreement, resulting in an approximate difference of 3.22% between equilibrium revenues and application revenues. From the third quarter of 2025 onwards, with the update of the reference values of the equilibrium tariffs, this difference increased to approximately 3.74%

As of December 31, 2025, the Company operated water and sewage services in 375 municipalities of the São Paulo State. Revenue from sanitation services provided for URAE-1 totaled R$ 25,258,543 for the year ended December 31, 2025, accounting for 99.16% of the consolidated amount.

As of December 31, 2025, there were no funds contributed to the Company regarding FAUSP.

Accounting policy

Revenue from sanitation services

Revenue from the provision of water supply and sewage services are recognized upon water consumption or upon the provision of services. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the provision of these services and are presented net of taxes and fees levied on them, rebates and discounts. Unbilled revenues represent revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates.

Revenues are recognized based on IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to the revenue from contracts with customers. Revenues are recognized when they: i) identify contracts with customers; ii) identify the different obligations of the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations of the contracts; and v) satisfy all performance obligations. Amounts receivable in a legal dispute are recognized when they are received.

Construction revenue

Revenue from construction is recognized under IFRIC 12 (Service Concession Arrangements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. During the contract construction phase, the asset is classified as a contract asset and other concession assets, which the Company estimates that the fair value of its consideration is equivalent to the expected construction costs.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Income from inflation adjustment of financial assets of the concession

Restatement of assets classified as financial assets of the concession, as described in Note 15. The amounts are recognized considering the difference between the restatement of assets based on fair value by applying the Extended Consumer Price Index (IPCA) and the amortized cost of the bifurcated contract asset.

Current Taxes

Revenues from sanitation services are subject to the levy of PIS - Social Integration Program and Cofins – Contribution to Social Security Financing, calculated at the rates of 1.65% and 7.60%, except for financial revenues, which are calculated at the rates of 0.65% and 4.00%, respectively.

The taxes related to PIS and Cofins levied on the amounts invoiced to public entities are due when the invoices are received.

These taxes are calculated under the non-cumulative regime, and are presented net of the corresponding credits, as deductions from gross revenue. The line “other operating income” and “financial income” are presented net of these taxes in the income statement.

In addition, revenues from sanitation services are also subject to the levy of the TRCF – Regulation, Control and Oversight Fee, which results from ARSESP's performance of regulation, control and oversight activity (regulatory agency), calculated at a rate of 0.50% of the annual revenue directly obtained from the provision of the service, minus the amounts of taxes levied on it, and which acts as a transfer mechanism from Sabesp to the regulatory agency.

Deferred taxes

Taxes related to deferred PIS and COFINS are determined considering the tax rates (and laws) in effect on the date of preparation of the financial statements, and which are expected to be applicable when the respective taxes are realized, and are recognized only to the extent that it is probable that there will be a tax base to be paid or offset.

31	Operating costs and expenses

	2025	2024	2023
Operational costs
Salaries, payroll charges, and benefits	(2,108,947)	(2,357,526)	(2,717,005)
Pension plan obligations	(49,920)	(23,704)	(36,998)
Construction costs (Note 30)	(14,437,363)	(6,085,895)	(5,474,729)
General supplies	(363,122)	(345,771)	(356,481)
Treatment supplies	(503,771)	(577,639)	(558,557)
Outsourced services	(2,141,555)	(1,915,851)	(1,843,213)
Electricity	(1,532,772)	(1,573,067)	(1,514,542)
General expenses	(790,184)	(1,246,474)	(967,148)
Depreciation and amortization	(2,064,054)	(2,477,146)	(2,583,193)
	(23,991,688)	(16,603,073)	(16,051,866)

Selling expenses
Salaries, payroll charges, and benefits	(260,098)	(335,382)	(347,536)
Pension plan obligations	(7,017)	(3,825)	(3,359)
General supplies	(18,599)	(4,679)	(6,746)
Outsourced services	(397,062)	(423,964)	(439,995)
Electricity	(1,650)	(658)	(673)
General expenses	(2,334)	(98,800)	(116,933)
Depreciation and amortization	(56,516)	(50,281)	(68,818)
	(743,276)	(917,589)	(984,060)

Bad debt expense, net of recoveries (Note 10 (c))	(62,067)	(557,789)	(652,920)

Administrative expenses
Salaries, payroll charges, and benefits	(333,274)	(602,217)	(423,948)
Pension plan obligations	(135,423)	(78,428)	(122,248)
General supplies	(6,080)	(108,901)	(23,008)
Outsourced services	(287,318)	(391,637)	(287,744)
Electricity	(125)	(1,297)	(2,020)
General expenses	(75,429)	(898,587)	(509,984)
Depreciation and amortization	(88,192)	(149,215)	(138,575)
Tax expenses	(92,441)	(81,156)	(90,021)
	(1,018,282)	(2,311,438)	(1,597,548)

Total	(25,815,313)	(20,389,889)	(19,286,394)

Operating costs and expenses
Salaries, payroll charges, and benefits	(2,702,319)	(3,295,125)	(3,488,489)
Pension plan obligations (Note 25 (iv))	(192,360)	(105,957)	(162,605)
Construction costs (Note 30)	(14,437,363)	(6,085,895)	(5,474,729)
General supplies	(387,801)	(459,351)	(386,235)
Treatment supplies	(503,771)	(577,639)	(558,557)
Outsourced services	(2,825,935)	(2,731,452)	(2,570,952)
Electricity	(1,534,547)	(1,575,022)	(1,517,235)
General expenses	(867,937)	(2,243,861)	(1,594,065)
Depreciation and amortization	(2,208,762)	(2,676,642)	(2,790,586)
Tax expenses	(92,441)	(81,156)	(90,021)
Allowance for doubtful accounts (Note 10 (c))	(62,067)	(557,789)	(652,920)

Total	(25,815,313)	(20,389,889)	(19,286,394)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

32	Financial income/(expense), net

	2025	2024	2023

Financial Expenses
Interest and charges on borrowings and financing – local currency	(3,456,991)	(1,360,747)	(1,110,135)
Interest and charges on borrowings and financing – foreign currency	-	(120,270)	(89,198)
Other financial expenses	(842,332)	(758,703)	(849,489)
Inflation adjustment on borrowings and financing	-	(134,258)	(146,637)
Other inflation adjustments	(41,988)	(15,046)	(301,593)
Interest and inflation adjustments on provisions	115,533	(312,280)	(211,565)
Total financial expenses	(4,225,778)	(2,701,304)	(2,708,617)

Financial income
Inflation adjustment - gains	1,816,875	296,916	219,473
Income on financial investments	1,347,002	552,168	370,638
Interest income	456,090	264,892	256,116
PIS and Cofins	(168,079)	(69,918)	(40,401)
Other	11	93	79
Total financial income	3,451,899	1,044,151	805,905

Financial, net before exchange rate changes	(773,879)	(1,657,153)	(1,902,712)

Exchange rate changes
Exchange rate changes on borrowings and financing	-	(525,624)	309,959
Gains (Losses) with derivative financial instruments	(123,880)	315,079	-
Exchange rate changes on assets	-	46	767
Other exchange rate changes	(11)	-	(10)
Exchange rate changes, net	(123,891)	(210,499)	310,716

Net financial result	(897,770)	(1,867,652)	(1,591,996)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

Accounting policy

Financial income are substantially represented by interest and inflation adjustments, resulting financial investments, escrow deposits and installment agreements with customers, and are calculated using the effective interest method.

Financial expenses refer to interest, inflation adjustments and exchange variations arising mainly from borrowings, financing, provisions, public-private partnership and program contract commitments and are calculated using the effective interest method.

The gains or losses in inflation adjustments are due to the collection or payment to third parties, as required by contract, by law or by court decision, recognized by the pro rata temporis accrual basis, and the inflation adjustments included in the contracts are not considered as embedded derivatives, as they are considered as correction indexes for the Company's economic environment.

33	Other operating income (expenses), net

	2025	2024	2023

Other operating income, net[1]	507,014	59,063	99,307
Other operating expenses	(232,283)	(339,513)	(71,382)
Other operating income (expenses), net	274,731	(280,450)	27,925
[1]	Includes the recognition of out-of-period tax credits related to PIS and COFINS, resulting from the Company’s ordinary operations. Refer to Note 20.

Other operating income includes revenue from the sale of property, plant and equipment, right to sell electricity, indemnities and reimbursement of expenses, contractual fines and guarantees, property leases, reuse water, PURA projects and services, exclusivity agreement and bank commissions,

Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification. In 2025, there was recognition of R$ 38,260 related to the write-off of operating assets.

34	Commitments

The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2025 are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

	1 year	1-3 years	3-5 years	More than 5 years	Total

Contractual obligations - Expenses	6,173,235	3,844,890	1,588,794	3,648,971	15,255,890
Contractual obligations - Investments	13,116,128	8,356,462	1,852,640	452,305	23,777,535
Total	19,289,363	12,201,352	3,441,434	4,101,276	39,033,425

35	Supplemental cash flow information

	2025	2024	2023
Total additions to property, plant and equipment (Note 16 (b))	291,990	100,728	-
Total additions to contract assets (Note 13)	16,684,564	6,675,914	6,026,053
Total additions to intangible assets (Note 14 (b))	3,207	2,862,651	258,473
Items not affecting cash (see breakdown below)	(3,239,369)	(1,608,619)	(2,293,201)
Total additions to intangible assets and contract assets according to statement of cash flows	13,740,392	8,030,674	3,991,325

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	820,213	564,302	638,208
Contractors payable	2,418,615	748,088	419,457
Performance agreements	-	72,205	1,001,528
Right of use	541	84,048	108,405
Construction margin (Note 13)	-	139,976	125,603
Total	3,239,369	1,608,619	2,293,201

In accordance with Technical Pronouncement IAs 7 – Statement of Cash Flows, the Company has adopted the following accounting policy for the presentation of interest and dividends in the Statement of Cash Flows (“SCF”):

•	Interest paid as cash flows from operating activities, as they represent financial costs associated with the Company’s operating cycle and the maintenance of working capital.

•	Dividends received as cash flows from investing activities, since they constitute returns on equity interests and other investments.

•	Dividends and interest on equity paid as cash flows from financing activities, as they represent remuneration to shareholders related to the Company’s capital structure.

The choice of this accounting policy was made based on the relevance of the information to the users of the financial statements and the pursuit of consistency with the economic nature of the transactions and with market practices.

The Company will maintain this policy consistently in subsequent periods, unless there is a material change in operations or in applicable accounting standards that would justify a revision.

36	Events after the reporting period
•	A/B bond - Inter-American Investment Corporation

On January 27, 2026, the Company contracted financing with the Inter-American Investment Corporation, in the total amount of US$ 1,500,000 thousand, divided into (a) $150,000 thousand (Financing A); and (b) US$ 1,350,000 thousand (Financing B). Disbursements will occur from time to time, as provided for in the Loan Agreement, it being understood that Financing A will initially be disbursed in a single installment, with final maturity in 2038 and Financing B will initially be disbursed in two installments, one maturing in 2031 and the other in 2036.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

The Financing was contracted within the scope of a structured transaction, with the Financing B pledged as collateral for the issue of blue senior secured notes (Blue Bonds) to be issued in two series by Nova Securitisation S.à.r.l, a limited liability company (societé à responsabilité limitée), incorporated in Luxembourg. The Blue Bonds were priced today, with the series with a final maturity in 2031 being in the total principal amount of US$ 850,000 thousand, priced at 5.750%, and the series with a final maturity in 2036 being in the total principal amount of US$ 500,000 thousand, priced at 6,500%, and which will be listed on the Euro MTF market of the Luxembourg Stock Exchange. The issue of the Blue Bonds and the Financing contracting are expected to occur, subject to usual conditions precedent, on February 3, 2026.

The Blue Bonds were placed on the international market and offered only to qualified institutional investors residing in the United States of America (USA), based on the regulations issued by the Securities and Exchange Commission, specifically, “Rule 144A”, who are also “qualified purchasers” (as defined in the Investment Company Act regulations); and, in other countries, except in Brazil and the USA, based on “Regulation S” of the US Securities Act of 1933, in both cases, investors must also be considered eligible purchasers (as defined in the Blue Bonds transaction documents).

The funds obtained from the transaction will be allocated to projects linked to the Company's compliance with the goals of universalization of basic sanitation in the state of São Paulo, including the construction and improvement of sewage treatment plants and the expansion of collection systems.

•	Saneamento de Mirassol – Sanessol

On January 27, 2026, the Company entered into a Share Purchase Agreement and Other Covenants (Agreement) with Iguá Saneamento S.A. (Iguá) for the acquisition of common shares equivalent to 90% of the capital stock of Saneamento de Mirassol – Sanessol S.A. (Sanessol).

The acquisition of the equity interest in Sanessol was proposed by Sabesp, as part of the Company's strategy to expand and consolidate its operations in the sanitation sector in Brazil, in line with its focus on the provision of public water supply and sewage services. Sanessol's net revenue for the period ended December 31, 2024 was R$ 62,720 thousand.

The consummation of the transaction is subject to the verification of conditions precedent, commonly practiced by the market in this type of transaction, including its approval by the Brazilian Antitrust Agency (CADE).

Sanessol has as its corporate purpose the provision of public water and sewage services and is the holder of the concession agreement for the operation of the public water supply and sewage service in the municipality of Mirassol, state of São Paulo, serving a population of approximately 65 thousand inhabitants.

•	38th simple debentures issue

In February 10, 2026, the Company approved the 38th issue of non-convertible unsecured debentures, in up to 5 series, for public distribution, under the automatic registration procedure, intended for professional investors, pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended, in the total amount of R$ 6,292,086.  The Offer will be intended exclusively for professional investors, pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended, and the process of structuring the Offer and distributing the Debentures will be conducted by financial institutions that are part of the securities distribution system, under firm placement commitment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

•	EMAE

On January 21, 2026, the completion of the transaction involving the acquisition of 11,009,550 common shares issued by Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) took place. These shares represent approximately 74.9% of the voting capital and approximately 29.79% of EMAE’s total capital, pursuant to the purchase and sale agreement entered into with Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (“Vórtx”), acting as trustee, representing the debenture holders of the First Issuance of Simple Debentures, Non-Convertible into Shares, Secured by Real Collateral, with Additional Personal Guarantee, in a Single Series, for Private Placement, of Phoenix Água e Energia S.A.

On this date, the Company paid Vórtx a price of R$62.00 per acquired common share, in cash, resulting from the application of the CDI rate on the amount of R$59.33 per share, totaling a consideration of R$682,643.

As a result of the completion of the aforementioned transaction, pursuant to applicable regulations, on February 2, 2026, the Company submitted to the CVM a request for registration of a public tender offer for the acquisition of the remaining common shares issued by the Company due to the transfer of control, in accordance with Article 254-A of the Brazilian Corporations Law, as well as Articles 45 and 46 of CVM Resolution No. 215 of October 10, 2024, as amended.

On January 28, 2026, the completion of the transaction involving the acquisition of 14,856,900 preferred, registered, book-entry shares without par value issued by EMAE took place. These shares represent approximately 40.21% of the total capital and 66.80% of EMAE’s preferred shares, pursuant to the share purchase and other agreements entered into with Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”) on October 3, 2025.

Also on January 28, 2026, the Company paid Eletrobras a price of R$32.07 per acquired preferred share, in cash, totaling a consideration of R$476,461.

With the consummation of the transactions with Vórtx and Eletrobras, the Company came to hold shares representing 70.1% of EMAE’s total capital.

On February 24, 2026, EMAE disclosed a material fact informing that its financial statements for the fiscal year ended December 31, 2025 had been postponed, due to EMAE’s decision to carry out internal investigations, with the purpose of ensuring adequate technical consistency, integrity, and reliability of the financial statements prior to their disclosure. According to the material fact, the decision to initiate such procedure was adopted as a diligence measure in light of related-party transactions between EMAE and its former controlling shareholder, and the existence of EMAE’s investments amounting to approximately R$144 million in securities issued by institutions belonging to the Banco Master conglomerate.

These internal investigations are expected to be concluded within approximately 100 days, with the disclosure of its financial statements estimated by May 31, 2026. In view of these facts, the Company has not yet completed the measurement of the fair value of the identifiable assets acquired, liabilities assumed, and contingent consideration. Consequently, certain disclosure items required by IFRS 3 cannot be presented at this date. The measurement period will follow the timeframe provided in this standard, and the respective disclosures will be made as soon as the events described in the previous paragraph are duly concluded.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to the Financial Statements for the Years ended December 31, 2025, 2024 and 2023 In thousands of reais, unless otherwise stated

On March 12, 2026, the Company entered into a purchase and sale agreement of quotas and other covenants with África Fundo de Investimento Multimercado Responsabilidade Limitada for the acquisition of 100% of the quotas of Oceania Fundo de Investimento em Ações (“Oceania”) in the amount of R$ 171,638.

The sole asset of Oceania consists of 3,407,000 common, registered, book-entry shares without par value issued by EMAE, representing 23.17% of EMAE’s common shares and 9.22% of EMAE’s total share capital.

The acquisition price was paid in cash on March 13, 2026, and corresponds to the price per share offered under the public tender offer for EMAE’s common shares, registered with the CVM, pursuant to Article 254-A of Law No. 6,404 of December 15, 1976 (i.e., R$ 49.47, duly updated by the SELIC rate up to March 11, 2026, which amounts to a price per EMAE share of R$ 50.38).

•	Share Incorporation

As of April 24, 2026, SABESP and EMAE informed their shareholders and the market in general that their respective managements will assess the feasibility of the incorporation, by SABESP, of all shares issued by EMAE not already held by SABESP.

The feasibility study of the Share Incorporation will include the identification of the authorizations, conditions, and procedures required for its implementation, as well as the establishment of independent committees to negotiate the exchange ratio, in accordance with CVM Guidance Opinion No. 35, dated September 1, 2008. In this context, SABESP submitted to the CVM the unification of the Public Tender Offer for the Sale of Control with a public tender offer to increase its shareholding (collectively, the “Unified Public Tender Offer”), with the purpose of acquiring up to all of the outstanding common shares of EMAE, at a price of R$ 61.83 per common share (subject to adjustments based on the Selic rate).

If the Share Incorporation is effectively approved by the Companies’ management bodies and their shareholders, EMAE will become a wholly owned subsidiary of SABESP, and EMAE’s shareholders will receive, in exchange, shares issued by SABESP, in accordance with the exchange ratio to be negotiated by the aforementioned independent committees. The proposed Share Incorporation aims to simplify and optimize the Companies’ corporate structure by consolidating their shareholder bases into a single company and reducing operating costs.

•	Ordinary General Shareholder’s Meeting

As of April 28, 2026 was held the Annual Shareholder’s Meeting. The matters approved at the meeting had no impact on these financial statements.

•	Stock Split

On April 28, 2026, the Extraordinary General Meeting approved the split of all common shares issued by the Company at a ratio of 1:5, whereby each 1 (one) common share will now represent 5 (five) common shares, with no change to the share capital (“Stock Split”).

As a result of the Share Split, the Company's share capital will now be divided into 3,524,534,025 (three billion, five hundred twenty-four million, five hundred thirty-four thousand and twenty-five) common shares, all nominative, book-entry and without par value, and 1 (one) special class preferred share held exclusively by the State of São Paulo.

The Company's shares will be traded ex-split as of April 29, 2026, based on the shareholder position as of the record date of April 28, 2026. The shares resulting from the split will be credited to the respective shareholders on April 30, 2026 and, so they will be reflected in the shareholders' positions at the opening of the market on May 4, 2026. Such shares will grant their holders the same rights attributed to previously existing common shares, including participation in dividends and/or interest on equity and other distributions that may be declared by the Company after the present date.

As a result Stock Split, the weighted average number of shares used in the calculation of basic and diluted earnings per share has been retrospectively adjusted for all periods presented, as required by IAS 33, see Note 28.

